Form 20-F
period 2000-12-31
CERAGON NETWORKS LTD
filed 2001-07-02
CIK 1119769

      As filed with the Securities and Exchange Commission on July 2, 2001

                                                     Commission File No. 0-30862

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                            -------------------------

                              CERAGON NETWORKS LTD.

    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                             -----------------------

                                     ISRAEL

                 (Jurisdiction of incorporation or organization)

               24 RAOUL WALLENBERG STREET, TEL AVIV 69719, ISRAEL

                    (Address of principal executive offices)

                            ------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                               TITLE OF EACH CLASS
                               -------------------

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                               TITLE OF EACH CLASS
                               -------------------

                                 Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                               TITLE OF EACH CLASS
                               -------------------

                                      None
                               -------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of May 31, 2001, Registrant had 20,902,421 Ordinary Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) had been subject to such filing requirements for the past 90 days: YES [X] NO [ ]


Indicate by check mark which financial statement item the registrant has elected to follow: ITEM 17 [ ] ITEM 18 [X]

                                TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----
ITEM 1.        Identity of Directors, Senior Management and Advisers...................        1
ITEM 2.        Offer Statistics and Expected Timetable.................................        1
ITEM 3.        Key Information.........................................................        1
               Selected Financial Data.................................................        1
               Risk Factors............................................................        2
ITEM 4.        Information on the Company..............................................       13
               History and Development of the Company..................................       13
               Business Overview.......................................................       14
               Industry Background.....................................................       14
               Our Solution............................................................       18
               Customer Service and Support............................................       22
               Manufacturing and Assembly..............................................       23
               Competition.............................................................       23
               Customers and Markets...................................................       24
               Intellectual Property...................................................       25
               Conditions in Israel....................................................       25
               Organizational Structure................................................       32
               Property, Plant and Equipment...........................................       32
ITEM 5.        Operating and Financial Review and Prospects............................       33
               Overview................................................................       33
               Results of Operations...................................................       36
               Year Ended December 31, 1999 and 2000...................................       36
               Year Ended December 31, 1998 and 1999...................................       38
               Impact of Inflation and Currency Fluctuations...........................       39
               Effects of Government Regulations and Location on the Company's
                  Business.............................................................       40
               Liquidity and Capital Resources.........................................       40
ITEM 6.        Directors, Senior Management and Employees..............................       43
               Directors and Senior Management.........................................       43
               Compensation of Directors and Executive Officers........................       45
               Board Practices.........................................................       46
               Employees...............................................................       55
               Share Ownership.........................................................       55
               Stock Option Plans......................................................       56
ITEM 7.        Major Shareholders and Related Party Transactions.......................       58
               Major Shareholders......................................................       58
               Related Party Transactions..............................................       60
ITEM 8.        Financial Information...................................................       63
               Consolidated Statements and Other Financial Information.................       63
               Export Sales............................................................       63
               Legal Proceedings.......................................................       63
               Dividends...............................................................       63
               Corporate Tax Rate......................................................       64
               Government Grants.......................................................       65
ITEM 9.        Offer and Listing.......................................................       66
ITEM 10.       Additional Information..................................................       67
               Memorandum and Articles of Association..................................       67
               Material Contracts......................................................       67
               Exchange Controls.......................................................       67
               Taxation................................................................       67
               Documents on Display....................................................       75
ITEM 11.       Quantitative and Qualitative Disclosures About Market Risk..............       75
ITEM 12.       Description of Securities Other than Equity Securities..................       75
ITEM 13.       Defaults, Dividend Arrearages and Delinquencies.........................       76
ITEM 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds   76
                  Use of Proceeds.....................................................        76
ITEM 15.       [RESERVED]..............................................................       76
ITEM 16.       [RESERVED]..............................................................       76
ITEM 17.       Financial Statements....................................................       77
ITEM 18.       Financial Statements....................................................       77
ITEM 19.       Exhibits................................................................       77

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

        The selected financial data of Ceragon Networks Ltd. and its consolidated subsidiaries (together, "Ceragon," "we," or "us") set forth below is derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and cover the period from our incorporation on July 23, 1996 through December 31, 2000. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.


                                                               PERIOD ENDED DECEMBER 31,
                                              -------------------------------------------------------
                                                1996        1997        1998        1999        2000
                                              -------     -------     -------     -------     -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
   OPERATIONS DATA:
Revenues ................................     $    --     $    --     $   426     $ 4,552     $29,197
Cost of revenues ........................          --          --         316       3,624      16,605
                                              -------     -------     -------     -------     -------
Gross profit--before non-cash
   compensation expense .................          --          --         110         928      12,592
Non-cash compensation expense ...........          --          --          46          73         603
                                              -------     -------     -------     -------     -------
Gross profit ............................          --          --          64         855      11,989
                                              -------     -------     -------     -------     -------
Operating expenses:
   Research and development,
     net of non-cash
     compensation expense of
     $0, $87, $145, $470 and
     $3,408, respectively ...............         193       1,819       3,330       5,000       9,904
   Less: participation by the
     Chief Scientist of the
     Government of Israel ...............          68         741       1,176       1,621       2,211
                                              -------     -------     -------     -------     -------
   Research and development, net ........         125       1,078       2,154       3,379       7,693
                                              -------     -------     -------     -------     -------
   Marketing and selling, net
     of non-cash compensation
     expense of $0, $0, $113,
     $664 and $3,085,
     respectively .......................          --          40         669       2,560       8,790

                                                                           PERIOD ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------------
                                                  1996              1997              1998              1999              2000
                                              ------------      ------------      ------------      ------------      ------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
   General and administrative,
     net of non-cash
     compensation expense of
     $0, $0, $0, $551
     and $2,433, respectively ...........               13                56               225               483             1,926
   Amortization of deferred
     compensation .......................               --                87               258             1,685             8,926
                                              ------------      ------------      ------------      ------------      ------------
        Total operating expenses ........              138             1,261             3,306             8,107            27,335
                                              ------------      ------------      ------------      ------------      ------------
Operating loss ..........................             (138)           (1,261)           (3,242)           (7,252)          (15,346)
Financing income (expenses), net ........               (2)               (3)               90               (89)            2,470
                                              ------------      ------------      ------------      ------------      ------------
Net loss ................................     $       (140)     $     (1,264)     $     (3,152)     $     (7,341)     $    (12,876)
                                              ============      ============      ============      ============      ============
Dividend related to convertible
   preferred shares .....................               --                --                --                --           (22,328)
Net loss attributable to
   ordinary shareholders ................             (140)           (1,264)           (3,152)           (7,341)          (35,204)
Basic and diluted net loss per
   ordinary share .......................     $      (0.06)     $      (0.25)     $      (0.62)     $      (1.42)     $      (3.06)
                                              ============      ============      ============      ============      ============
Weighted average number of
   ordinary shares used in
   computing basic and diluted
   net loss per ordinary share ..........        2,258,750         5,089,000         5,089,000         5,161,000        11,501,722

        All preferred shares and outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

                                                            AS OF DECEMBER 31,
                                     ---------------------------------------------------------------
                                       1996          1997          1998          1999         2000
                                     --------      --------      --------      --------     --------
                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents,
   and short term deposits           $     39      $      9      $    104      $  1,149     $ 80,320
Working capital                            98          (174)          357         3,365      104,558
Total assets                              182           454         2,082         7,938      128,050
Total long term debt                      293         1,246         4,718         1,173           --
Shareholders' equity (deficit)           (140)       (1,067)       (3,688)        3,330      111,068

RISK FACTORS

        This annual report includes certain statements that are intended to be, and are hereby identified as, "forward looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our company, including, among other things:

        -       our strategy

        -       market demand and acceptance of our products and technology

        -       projected capital expenditures and liquidity

        -       development of new products

        -       our suppliers

        Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. These statements may be found in
Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects" and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this annual report.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

RISKS RELATING TO OUR BUSINESS

DUE TO OUR LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS OR PREDICT OUR FUTURE OPERATING RESULTS.

        We are an early stage company in the new and rapidly evolving market for broadband wireless equipment. We began operations in July 1996 and did not record our first revenues until the second half of 1998. This limited operating history makes it difficult to evaluate our business and to assess our future. Our limited operating history may impede our insight into emerging market trends and affect our business. If we do not properly respond to these trends, our operating results may be negatively affected.

WE HAVE A HISTORY OF OPERATING AND NET LOSSES. WE MAY NOT OPERATE PROFITABLY IN THE FUTURE.

        We incurred significant operating and net losses in every fiscal year since our inception and we may continue to incur losses in the future. We reported net losses of $3.2 million for 1998, $7.3 million for 1999, and $12.9 million for 2000. As of December 31, 2000, our accumulated deficit was $47.1 million. Despite recent expense reduction measures, our operating expenses may not decrease as rapidly as anticipated. As a result, net cash outflows and operating and net losses may continue for the near term. If our sales do not increase as anticipated or if our expenses increase at a greater pace than our revenues, we will not be profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR QUARTERLY FINANCIAL PERFORMANCE IS LIKELY TO VARY SIGNIFICANTLY IN THE FUTURE. OUR REVENUES AND OPERATING RESULTS IN ANY QUARTER MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE. IT MAY THEREFORE BE DIFFICULT FOR INVESTORS TO EVALUATE OUR PROSPECTS.

        Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any quarter. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Because large orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters. Thus, our revenues and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to evaluate our prospects.

OUR PRODUCTS HAVE LENGTHY SALES CYCLES. THIS ADDS COST TO OUR SALES EFFORTS AND UNCERTAINTY AS TO THEIR RESULTS.

        Our products have lengthy sales cycles. For example, it typically takes from six to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. Because of this, we are often required to devote more time to, and spend more money on, marketing our products than would be necessary if sales were made more quickly.

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

        Relatively few customers account for a large percentage of our revenues. Our business may be seriously harmed if we experience a loss of any of our significant customers, or we suffer a substantial reduction in orders from these customers. Two of our significant customers, Winstar Communications, Inc. and Advanced Radio Telecom Corp., recently filed for protection under Chapter 11 of the U.S. Bankruptcy Code. We have experienced a reduction in revenues due to the bankruptcies of these customers and we may suffer a further reduction in revenues from other customers who may experience similar difficulties.

WE ARE DEPENDENT UPON SALES OF OUR FIBEAIR FAMILY OF PRODUCTS. ANY REDUCTION IN DEMAND FOR THESE PRODUCTS WOULD CAUSE OUR REVENUES TO DECREASE.

        All of our revenues are generated from sales of a single family of products, our FibeAir products. We expect sales of our FibeAir family of products to continue to account for all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for these products than companies that sell multiple product families. We also may not succeed in reducing the risk associated with any slowdown in demand for our FibeAir products.

SOME OF OUR CUSTOMERS REQUIRE SYSTEMS INTEGRATION EXPERTISE AND VENDOR FINANCING. WE DO NOT CURRENTLY PROVIDE THESE SERVICES. IF PROSPECTIVE CUSTOMERS DO NOT SELECT OUR PRODUCTS BECAUSE WE DO NOT PROVIDE THESE SERVICES, OUR REVENUES MAY NOT INCREASE.

        Some of our customers have purchased our products as part of a larger network deployment program that can require capital expenditures of hundreds of millions of dollars. In some circumstances, these customers require their equipment vendors to integrate equipment into these larger networks and finance deployment. We do not currently provide this integration or financing. We rely on third-party distributors who sell our products to integrate our products into service providers' networks and to finance these transactions. If we are unable to identify distributors and systems integrators that are willing and able to provide this integration or financing on our behalf, we would be at a competitive disadvantage or may not be able to effectively compete for the business of some communications service providers.

IF WE FAIL TO MAINTAIN OUR EXISTING RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS OF COMMUNICATIONS EQUIPMENT, OUR DISTRIBUTION CHANNELS COULD BE HARMED. THIS COULD CAUSE OUR REVENUES TO DECREASE.

        Our relationships with a limited number of original equipment manufacturers of communications equipment are intended to provide our customers with easier access to financing and to systems integrators with a variety of equipment and service capabilities. A limited number of such original equipment manufacturers have the financial resources or technical expertise necessary to sell, or to integrate, our products globally. If we are not successful in maintaining and developing these relationships, our revenues may decrease.

        These relationships are non-exclusive and do not contain minimum purchase commitments. Should any of such original equipment manufacturers cease to emphasize systems that include our products, choose to emphasize alternative technologies or promote products of our competitors, our revenues and, consequently, our results of operations could be adversely affected.

WE RELY ON A LIMITED NUMBER OF INDEPENDENT MANUFACTURERS TO MANUFACTURE CIRCUIT BOARDS AND OTHER COMPONENTS FOR OUR PRODUCTS. THIS COULD RESULT IN A DISRUPTION IN SUPPLY OF THESE COMPONENTS.

        We currently rely on independent manufacturers, including Flextronics Ltd., to produce circuit boards and other components used in our products. We do not have long-term contracts with many of these independent manufacturers. Except for Flextronics, each of our independent manufacturers could terminate its relationship with us at any time. Our agreement with Flextronics was signed during the first quarter of 2001 and is valid for an initial term of two years. We have not renewed our agreement with AMS Electronics which expired on December 31, 2000, although we continue to work with AMS in a more limited scope. We have experienced and may in the future experience delays in shipments from these manufacturers. This could delay product shipments to our customers. We may in the future experience other manufacturing problems, including inferior quality and insufficient quantities of components. These delays, quality problems and shortages could result in delayed deliveries, penalties, equipment replacement costs and possible cancellation of orders. If our manufacturers experience financial, operational, manufacturing capacity or other difficulties, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs. Moreover, qualifying new manufacturers and commencing volume production is expensive and time consuming. If we are required or choose to change manufacturers, our sales and our customer relationships may suffer.

WE OBTAIN SOME OF THE COMPONENTS INCLUDED IN OUR PRODUCTS FROM A SINGLE SOURCE OR A LIMITED GROUP OF SUPPLIERS. IF WE LOSE ANY OF THESE SUPPLIERS, WE MAY EXPERIENCE PRODUCTION DELAYS AND A SUBSTANTIAL LOSS OF REVENUE.

        We currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single source supplier. We generally do not have long-term supply contracts with our suppliers. Our dependence on a limited number of suppliers subjects us to the following risks:

        - Our suppliers could increase component prices significantly at any time and with immediate effect. This would increase our component procurement costs and could result in reduced gross margin.

        - Our suppliers may experience shortages in components and interrupt or delay their shipments to us. This may delay our product shipments to our customers and result in penalties and/or cancellation of orders for our products.

        - Our suppliers could discontinue the manufacture or supply of components used in our systems. If this occurs and we are unable to develop alternative sources for components, we might need to modify our products. This would likely interrupt our manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and force us to accept lower gross margins.

        - We may purchase more inventory than is immediately required to compensate for potential component shortages or discontinuation. Such inventory can become obsolete.

In connection with our efforts to tailor our manufacturing rate to current demand in light of the bankruptcies of Winstar Communications and Advanced Radio Telecom, as well as the general slowdown in the telecommunications market, we have cancelled certain orders for components, or postponed delivery dates for certain components. One or more of our suppliers may seek to initiate legal actions against us as a result of these actions. While we do not anticipate that any such potential action would materially affect our business, such action would likely have an adverse impact on our relationship with any such suppliers, and may adversely impact our relationship with affiliated suppliers. If such potential claims are filed, and are successful against us, we may be required to pay damages to the successful claimants.

IF SUFFICIENT DEMAND FOR OUR BROADBAND WIRELESS PRODUCTS DOES NOT DEVELOP, WE WILL NOT BE ABLE TO GENERATE SIGNIFICANT REVENUES AND WE MAY NOT BE PROFITABLE.

        The acceptance of the broadband wireless equipment which we and our competitors sell as a means of delivering data, video and voice traffic will depend upon numerous factors, including:

        -       its capacity to handle growing volumes of traffic;

        -       its cost effectiveness;

        -       its reliability and security;

        - the availability of sufficient equipment, frequency bands and installation sites; and;

        -       its performance in extreme weather conditions.

        If our products do not address these factors in a manner which satisfies the requirements of prospective customers and end-users, the demand for our products may be adversely affected and we may not be able to generate significant revenues or operate profitably.

IF WE DO NOT SUCCEED IN DEVELOPING AND MARKETING NEW AND ENHANCED BROADBAND WIRELESS PRODUCTS THAT KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS AND OUR CUSTOMERS' NEEDS, OUR REVENUES MAY NOT INCREASE.

        The market for our products is new and emerging. It is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, our success will depend on our ability to:

        - develop and market new products in a timely manner to keep pace with developments in technology;

        -       meet evolving customer requirements;

        -       enhance our current product offerings; and

        -       deliver products through appropriate distribution channels.

        We are continuously seeking to develop new products and enhance our existing products to support additional frequency bands and higher transmission speeds. Developing new products and product enhancements requires significant capital expenditures and research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner.

WE FACE INTENSE COMPETITION FROM OTHER BROADBAND WIRELESS EQUIPMENT PROVIDERS. OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR SALES.

        The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business. A number of large communications equipment suppliers, including DMC Stratex, Nera Telecommunications and Triton Network Systems, as well as a number of smaller companies have developed or are developing products that compete with ours. Some of our competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. Some also have greater name recognition and a larger customer base than we have. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. We expect to face increasing competitive pressures from both current and future competitors. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly. We also expect that industry consolidation will increase competition.

WE ALSO FACE INTENSE COMPETITION FROM BROADBAND TECHNOLOGIES THAT COMPETE WITH WIRELESS TRANSMISSION WHICH COULD HURT OUR SALES.

        Our products also compete with other high-speed communications solutions discussed elsewhere in this annual report, including fiber optic lines, digital subscriber lines, cable, and other wireless technologies. Many of these alternative technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT COULD HARM OUR REPUTATION, BE COSTLY TO CORRECT, EXPOSE US TO LITIGATION AND HARM OUR OPERATING RESULTS.

        We and our customers have from time to time discovered defects in our products and additional defects may be found in the future. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant capital expenditures to eliminate defects from our products or to replace defective equipment.

        Moreover, because our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, any insurance policies we have may not adequately limit our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with product specifications. If our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend and could seriously damage our reputation and our business.

LINE-OF-SIGHT LIMITATIONS INHERENT IN BROADBAND WIRELESS PRODUCTS MAY LIMIT DEPLOYMENT OPTIONS AND HAVE AN ADVERSE AFFECT ON OUR SALES.

        Broadband wireless products require a direct line-of-sight between antennas, potentially limiting the ability of our customers to deploy them in a cost-effective manner. Because of line-of-sight limitations, service providers often install broadband wireless equipment on the rooftops of buildings and on other tall structures. Communications service providers must generally secure roof rights from the owners of each building or other structure on which our products are installed. Any inability to obtain roof rights easily and cost effectively may cause a delay in deployment and increase the installation cost of our products or may cause customers not to choose to install broadband wireless equipment.

IF THERE IS A CHANGE IN GOVERNMENT REGULATION, OR IF INDUSTRY STANDARDS CHANGE, THE POTENTIAL MARKETS FOR OUR PRODUCTS MAY BECOME LIMITED AND WE MAY NEED TO MODIFY OUR PRODUCTS. THIS MAY INCREASE OUR PRODUCT COSTS AND ADVERSELY AFFECT OUR ABILITY TO BECOME PROFITABLE.

        The emergence or evolution of regulations and industry standards for broadband wireless products, through official standards committees or widespread use by operators, could require us to modify our systems. This may be expensive and time-consuming. Radio frequencies are subject to extensive regulation under the laws of the United States, foreign laws and international treaties. Each country has different regulations and regulatory processes for wireless communications equipment and uses of radio frequencies. Any failure by regulatory authorities to allocate suitable, sufficient radio frequencies to potential customers in a timely manner could negatively impact demand for our products and may result in the delay or loss of potential orders for our products. In addition, if new industry standards emerge that we do not anticipate, our products could be rendered obsolete.

TO OPERATE OUR PRODUCTS, SERVICE PROVIDERS REQUIRE A LICENSE. IF A SERVICE PROVIDER IS UNABLE TO SECURE SUCH A LICENSE, OR IF A HOLDER OF A LICENSE FILES FOR BANKRUPTCY AND ITS LICENSES ARE UNAVAILABLE, SERVICE PROVIDERS WILL BE UNABLE TO PROVIDE COMMUNICATIONS SERVICES IN THE OPTIMAL TRANSMISSION FREQUENCY AND MAY NOT DEPLOY A WIRELESS NETWORK.

        To operate our products, service providers must either have a license to operate and provide communications services in the optimal transmission frequency or acquire the right to do so from the licensee. If a service provider is unable to secure such a license, it will not be able to operate and provide communications services in the optimal transmission frequency. This may deter a service provider from deploying a wireless network and purchasing our products. If a license holder of a restricted frequency files for protection under Chapter 11 of the U.S. Bankruptcy Code, as in the case of Winstar Communications or Advanced Radio Telecom, substantial time could pass before those licenses are transferred or canceled. Until the licenses are transferred or cancelled, other operators may be precluded from operating in such licensed frequencies, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain frequencies, demand for our products may decrease as well.

IF WE ARE UNABLE TO CONTINUE TO LICENSE TECHNOLOGY FROM THIRD PARTIES ON REASONABLE TERMS, WE MAY BE PRECLUDED FROM SELLING PRODUCTS DERIVED FROM LICENSED TECHNOLOGY AND WE MAY BE REQUIRED TO REDUCE THE FUNCTIONALITY OF OUR PRODUCTS. THIS MAY ADVERSELY AFFECT OUR SALES.

        We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our products and may be required to reduce the operating capabilities of our products, for example, by reducing the number of operating systems on which our products operate, until equivalent technology can be identified, licensed or developed, and integrated into our current products.

OUR NON-COMPETITION AGREEMENTS WITH EMPLOYEES MAY NOT BE ENFORCEABLE. IF ANY OF OUR EMPLOYEES LEAVES US AND JOINS A COMPETITOR, OUR COMPETITOR COULD BENEFIT FROM THE EXPERTISE OUR FORMER EMPLOYEE GAINED WHILE WORKING FOR US.

        Our non-competition agreements with permanent employees in Israel prohibit these employees from directly competing with us or working for our competitors. However, under current law, we may not be able to enforce these agreements. If we are unable to enforce any of these agreements, our competitors may employ our former employees and benefit from the expertise our former employees gained while working for us. We do not have non-competition agreements with our employees outside of Israel, although we do have non-disclosure agreements with all employees and consultants worldwide.

DUE TO THE SIZE OF THEIR SHAREHOLDINGS, SOME OF OUR SHAREHOLDERS, INCLUDING YEHUDA AND ZOHAR ZISAPEL, HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL. THIS COULD DELAY OR PREVENT A CHANGE OF CONTROL.

        Yehuda and Zohar Zisapel, who are brothers, beneficially own, directly or through entities they control, 25.75% of the outstanding ordinary shares. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, they may be able to elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES, INCLUDING HIGHER TAX RATES AND POTENTIALLY PUNITIVE INTEREST CHARGES ON THE PROCEEDS OF SHARE SALES.

        We do not believe that during 2000, we were a passive foreign investment company. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company's gross income is passive income, or at least 50% of such company's assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. For purposes of determining if we are a passive foreign investment company, the proceeds of our initial public offering in August 2000 constitute a passive asset and the income generated by the proceeds, until we employ them in our business, constitute passive income. In addition, a decline in the value of our ordinary shares may result in our being a passive foreign investment company.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS. THIS COULD RESULT IN A DECREASE OF OUR REVENUES.

        Our principal offices, manufacturing facilities and research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced our relationship with several Arab countries. Such hostilities may hinder Israel's international trade and lead to economic downturn. This in turn could have a material effect on our operation and business.

        From time to time Israeli companies or companies doing business with Israeli companies have been subject to an economic boycott initiated by several Arab countries. This boycott or similar restrictive laws or policies directed towards Israel or Israeli businesses could adversely affect us.

        Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform approximately 14 to 31 days of military reserve duty annually, depending on their age and prior position in the army. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict.

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS WHILE A PORTION OF OUR EXPENSES IS INCURRED IN NEW ISRAELI SHEKELS, OUR RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

        Substantially all of our revenues are in dollars, while a portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, and local vendors and subcontractors are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and would therefore have an adverse effect on our dollar-measured results of operations.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES LIMIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED.

        We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel. In 1998, 1999 and 2000, we received or accrued Chief Scientist grants totaling approximately $1.2 million, $1.6 million, and $2.2 million, representing approximately 35%, 32% and 22%, respectively, of our total research and development expenditures in these periods. The terms of the Chief Scientist grants limit our ability to manufacture products, or transfer technologies, outside of Israel, if such products or technologies were developed using Chief Scientist grants. In addition, if we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

THE TAX BENEFITS TO WHICH WE ARE CURRENTLY ENTITLED FROM OUR APPROVED ENTERPRISE PROGRAM REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO PAY INCREASED TAXES AND WOULD LIKELY BE DENIED THESE BENEFITS IN THE FUTURE.

        The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status to an investment program at our manufacturing facility in Tel Aviv. When we begin to generate net income from this approved enterprise program, the portion of our income derived from this program will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

THE TAX BENEFITS AVAILABLE TO APPROVED ENTERPRISE PROGRAMS MAY BE REDUCED OR ELIMINATED IN THE FUTURE. THIS WOULD LIKELY INCREASE OUR TAXES.

        The Government of Israel has recently approved recommendations to reduce the benefits available to approved enterprise programs. These recommendations would increase the tax rate for approved enterprise programs under the alternative package of benefits we have elected from zero to 10% during the exempt period. If these recommendations are enacted or if these tax benefits were reduced or eliminated, our taxes would likely increase. The amount, if any, by which our taxes would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS NAMED IN THIS ANNUAL REPORT, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL AND TO SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

        We are incorporated in Israel. Substantially all of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of the assets of these persons are located outside the United States, although a significant portion of our assets are located in the U.S. It may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws in an Israeli court or to effect service of process upon these persons. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

PROPOSED CHANGES TO THE ISRAELI TAX STRUCTURE MAY HAVE ADVERSE TAX CONSEQUENCES FOR US AND OUR SHAREHOLDERS.

        On July 26, 2000, the Israeli government submitted a tax reform bill to the Israeli parliament providing for material changes to the current Israeli tax structure. The proposed legislation would be based on the recommendations of the Public Committee on the Reform of Taxes on Income to broaden the categories of taxable income and to reduce the tax rates imposed on employment income. Some aspects of the bill may have adverse tax consequences for us and our shareholders. For example, the bill proposes to impose a tax upon capital gains at a rate of up to 25% for individuals, including capital gains derived from the sale of shares of publicly traded companies which such gains are currently exempt from capital gains tax. Also, the proposed legislation would increase the tax rate from 0% to 10% during the exempt period for Approved Enterprise facilities under the Law for the Encouragement of Capital Investments, 1959, which such facilities we may have, as discussed below. In addition, the bill would impose capital gains tax on non-Israeli residents, who are not eligible for an exemption under any relevant tax treaty.

        Since the time that the bill was submitted, a new government has been formed. This new government may adopt the above-mentioned bill in whole or in part. In order to be enacted as legislation, the bill must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, our shareholders and us face uncertainties as to the potential consequences of the bill. To date, the legislation procedure to approve the bill has not yet been initiated.


ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated in Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000, as part of the resolution of a dispute concerning the use of the word "Giganet." We operate under the Israeli Companies Law, 1999.

Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 972-3-645-5733. Our world wide web address is WWW.CERAGON.COM. Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 777 Corporate Drive, Mahwah, New Jersey, 07430.

        In the first quarter of 2001, our capital expenditures, net of investment grants from the Government of Israel, were $2.6 million and were spent primarily on production equipment and leasehold improvements. These capital expenditures were financed by the proceeds from our initial public offering. In the year ending December 31, 2000, our capital expenditures, net of investment grants from the Government of Israel, were $6.5 million and were spent primarily on production equipment. These capital expenditures were financed primarily by the proceeds from our initial public offering. From the time of our incorporation in 1996 through December 31, 1999, we spent $2.0 million on capital expenditures, primarily on production equipment and leasehold improvements. These expenditures were financed through our financings, bank loans and a loan from RAD Data Communications Ltd. We repaid the loan from RAD Data Communications in August 2000.

BUSINESS OVERVIEW

        We design, develop, manufacture and sell high-capacity broadband wireless network equipment that enables communications service providers to deliver high-speed Internet access and integrated data, video and voice services. Our products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines. Our products operate over most of the high-frequency bands licensed by various countries in North America, Europe, South America and the Asia-Pacific region.

        We primarily target fixed and mobile communications service providers that require high capacity connectivity. To date, our products have been commercially deployed in more than 25 countries by new and existing communications service providers, including local telephone companies, cellular telephone service providers and large corporate organizations. These customers use our products as an integral part of their high-capacity metropolitan ring and access networks. Our products are currently being tested by numerous other communications service providers. In addition, communications equipment companies market our products as part of their integrated suite of communications network solutions.

INDUSTRY BACKGROUND

Global Demand for Broadband Access

        The volume of data transmitted over the Internet and other communications networks has grown dramatically. This growth has been driven by a substantial increase in the number of available applications which businesses and consumers access and utilize by means of these networks. In particular, the Internet has emerged as a significant global communications and commercial medium. Businesses are increasingly using the Internet to extend their reach to customers and suppliers through applications such as electronic commerce, supply chain management, web hosting, global marketing and customer support. Businesses are also deploying networks that connect corporate sites, remote offices and telecommuters in order to facilitate data, video and voice communications.

        As multimedia content and communications network applications grow in volume, network users must transmit more data across communications networks quickly and reliably. This has created a demand for high-speed access, commonly referred to as broadband access, and high-capacity access to the Internet and other communications networks. To meet this demand, communications service providers require reliable and rapidly deployable network infrastructure equipment that can transmit large amounts of data among all points within a communications network in a cost-effective manner.

        The market for broadband high capacity access to the Internet and other communications networks is addressed by a variety of competing products, including our wireless point-to-point products, fiber optic lines, digital subscriber lines, cable modems and wireless point-to-multipoint products. For a number of reasons, neither the growth rate of the market for products like ours nor the growth rate of our sales will necessarily reflect the growth rate of the overall market for broadband high-capacity access products. These reasons include the possibilities that:

- wireless products may not be able to satisfy the demand to transmit growing volumes of data at the same level as wireline products;

- broadband wireless products require a direct line-of-sight between antennas, potentially limiting the ability of our customers to deploy them in a cost-effective manner; and

- sufficient equipment, frequency bands or installation sites might not be available to support the demand for wireless products.

Global Telecommunications Deregulation

        Historically, each local telecommunications market has been served by a single telephone company. In recent years, telecommunications deregulation has permitted new local telephone companies, which are commonly known as competitive local exchange carriers, or CLEC's, to enter the local communications service market. These new competitive local exchange carriers generally do not have an existing communications infrastructure. They seek to develop and deploy communications networks rapidly and cost effectively in order to provide service to business and residential subscribers. To gain a competitive advantage in a deregulated market, these new competitive local exchange carriers seek to offer high-speed Internet access and integrated data, video and voice services, all of which require broadband access. Recently, the CLEC market in the United States has experienced a downturn in which several leading companies, including Winstar Communications and Advanced Radio Telecom, have sought protection under Chapter 11 of the U.S. Bankruptcy Code. Other companies have also filed for bankruptcy, while others have decided to temporarily suspend acquiring new equipment and rolling out new networks.

        Deregulation has also resulted in the licensing of a significant range of frequencies for use in wireless communications networks. Wireless communications technologies enable service providers to provide users with reliable access to communications networks to facilitate transmission of large amounts of data, video and voice content. In light of the demand for broadband access, regulators throughout the world have increased the availability of frequencies and bandwidth that may be used by wireless operators. To further the development and deployment of wireless communications infrastructure and networks, these regulators have recently auctioned licenses to operate the 28 and 38 gigahertz, or GHz, frequencies in the U.S. and the 26 GHz frequency in Europe to new and incumbent operators.

        As a result, broadband wireless technology is being utilized by both incumbent and emerging communications service providers. Established local telephone companies, which are commonly known as incumbent local exchange carriers, are expected to use broadband wireless technology to reach new customers to whom they previously could not provide access, fill coverage gaps in their existing networks and deploy value-added services in a cost-effective manner. Competitive local exchange carriers may use this technology to bypass existing wire-based infrastructure and compete with incumbent local exchange carriers.

Limitations of Existing Network Access Solutions

        In order to meet increasing demand for broadband access services, many communications service providers are constructing fiber optic communications networks. A fiber optic network is a transmission medium on which information is transmitted as light pulses along thin glass filaments, or fiber. Fiber optic networks are often referred to as network backbone because they connect the network operations centers of communications service providers across the United States and Europe, transmitting data at speeds in multiples of 10 billion bits per second, or 10 Gbps.

        Fiber optic lines have traditionally been used for backbone and inter-city communications networks. However, fiber optic networks take time to install and are expensive to deploy within metropolitan areas. Permission to lay fiber optic lines underground may be difficult to obtain in many large metropolitan areas because it may require digging up miles of city streets. It may take many months to obtain the necessary permits and several more months to complete installation. Service cannot begin until construction is completed. Construction costs for fiber optic networks in metropolitan areas are extremely high, and rights of way, if available, often carry additional tariffs. Maintenance is also costly because fiber optic cable sometimes must be dug up to be repaired. Moreover, fiber cannot be easily redeployed if customers relocate outside of the fiber network. These problems have generally limited the use of fiber in access networks to those areas generating the highest levels of communications traffic.

        As a result, business subscribers have experienced bottlenecks in the local access portion of existing communications networks, which provides access over the connection between the network backbone and the subscribers. To address this, some business subscribers have used copper-based leased T1 services in the United States and E1 services internationally. A T1 line is a telecommunications connection dedicated to a subscriber that supports data transmission rates of up to 1.5 Mbps; and an E1 line supports data transmission rates of up to 2.0 Mbps. T1 and E1 services, however, cannot meet the increasing broadband access requirements of many business subscribers. In addition, T1 and E1 services are costly and cumbersome access strategies for emerging service providers, who must lease lines from incumbent carriers and forego control over their network facilities.

Emergence of Other High-Speed Access Solutions

        Because T1 and E1 lines are costly to deploy, inflexible and cannot satisfy the demand for high-speed broadband access, a number of alternative access solutions have been developed, including:

        Digital Subscriber Line. Digital Subscriber Line, or DSL, technology improves the data transmission rate of copper wire lines. This technology currently enables data to be transmitted at rates of up to 8 Mbps. Most DSL deployments offer either symmetrical services or high-speed asymmetrical services. Symmetrical services provide equal transmission speed to and from the subscriber. The speed, however, does not meet the requirements of most medium and large business users. Asymmetrical services provide higher transmission speeds from the network to the subscriber and lower speeds from the subscriber to the network. This is suitable for most non-business users who typically need bandwidth to download web pages, but not to transmit large amounts of data. Moreover, new service providers that offer DSL services must lease existing copper lines from incumbent carriers, increasing the cost of their deployment. We believe service providers that choose to install their own networks and avoid paying access charges will not install copper wire lines.

        Cable. Cable modems enable asymmetrical data services to be delivered over a network originally designed to provide television service to residential subscribers. Cable networks connect customers using coaxial cable, which has greater transmission capacity than the copper lines used by telephone companies. A coaxial cable line currently supports data transmission rates of up to 10 Mbps. However, these networks often require costly upgrades to support symmetrical data services In addition, as the number of users supported by a single coaxial cable line increases, the quality of transmission to and from these users decreases. Cable does not currently serve as a broadband access alternative for business subscribers, as cable lines have traditionally not been deployed in areas where businesses are located.

        Fixed Wireless. Fixed wireless technology enables the transmission of high-speed data through radio waves. Broadband wireless communications can be implemented through either point-to-point or point-to-multipoint architectures. Point-to-multipoint wireless technology enables data to be transmitted between a central hub and multiple subscriber locations deployed around the hub. The central hub connects subscribers in the local access portion of the network to the service provider's network backbone. This technology currently enables data to be transmitted at rates of up to 16 Mbps. Because point-to-multipoint solutions are wireless, they typically have lower installation costs and shorter deployment times than wireline solutions. In addition, they provide higher-speed symmetrical service than either DSL or cable. However, because point-to-multipoint solutions involve the sharing of capacity among numerous subscribers, these solutions provide less dedicated capacity to individual subscribers than point-to-point solutions. Consequently, many business subscribers require more bandwidth than can be supported by existing point-to-multipoint wireless solutions.

                The physical constraints, costs and inefficiencies associated with the deployment of fiber optic lines and the limitations inherent in the alternative access solutions described above have created a significant market opportunity for cost-effective, high-capacity broadband wireless solutions that are rapidly deployable and scalable and capable of meeting the increasing transmission rate requirements of business subscribers.

OUR SOLUTION

        Our wireless solutions provide communications service providers with the following capabilities:

        - High-Speed Communications. Our products enable the delivery of symmetrical, high-speed Internet access and integrated data, video and voice communications at transmission speeds of 100, 155, 311 and 622 Mbps, as compared to less than 10 Mbps attainable via commercially available DSL or cable or up to 16 Mbps attainable under commercially available point-to-multipoint systems. Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

        - Cost Effectiveness. Our products avoid the high costs associated with the deployment of fiber optic networks, including the cost of digging up streets, obtaining municipal permits, and rights of way to lay fiber optic lines. It is commonly estimated that digging costs for laying fiber optic lines in metropolitan areas are approximately $150 thousand per mile. Our wireless products further reduce costs because, unlike fiber optic lines, our products can be redeployed and reused at a negligible cost as customer needs change.

        - Rapid Deployment and Time to Market. Communications service providers can deploy our products and provide their business subscribers with broadband access within a matter of hours. Our products are light-weight, compact and easy to install and maintain. Our product set-up and configuration, including operating frequency channel, is determined by our proprietary management software. This feature simplifies the installation process and reduces installation time. Our products can be installed on rooftops or on the sides of buildings in a matter of hours, as compared to competing wireless products which may require days or weeks to deploy or fiber optic networks which may require months or years to deploy. Rapid deployment enables service providers to roll out service to subscribers and generate revenues quickly.

        - Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world.

        - Variety of Frequency Bands. Service providers select the optimal transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various high frequency bands in each region. The high-frequency bands were allocated by regulators for high-capacity transmissions in the metropolitan area. Our products operate in the 13, 15, 18, 23, 26, 28, 29, 31 and 38
                GHz high-frequency bands, the principal licensed high-frequency bands currently available for commercial use throughout the world.

        - Meet Multiple Regulatory Standards. We design our products to meet North American and European standards. The European standards have been developed by the European Telecommunications Standards Institute and have been adopted in most countries excluding North America. With some minor modular modifications, any of our products originally assembled to comply with North American standards may be easily adapted by communications service providers for compliance with European standards and vice versa. The international compatibility of our products makes them attractive to global communications service providers and equipment vendors that deploy communications networks in North American and international markets. Global communications service providers and equipment vendors that invest significant time and effort in studying, testing and approving our products prior to their deployment in communications networks in North American or international markets may deploy our products on a more expedited basis in communications networks in the other markets as well.

        - Modular Architecture. Our products contain circuit boards that can easily be replaced or exchanged in the field. Our modular product design enables us to standardize our manufacturing process cost efficiently and concurrently manufacture each product to satisfy the individual requirements of each service provider on an expedited basis. It also enables service providers to easily adapt our products for use in different network environments. For example, modularity enables service providers to easily change our products to support different communications protocols by simply replacing the relevant modular components.

        - Integrated Multiple Access Design. By adding an internal module to our basic product, a service provider can allocate the transmission capacity over multiple transmission lines. This unique feature substantially reduces the service provider's costs by eliminating the need to purchase external equipment that would otherwise be needed for this purpose.

        - Scalability and Flexibility. We design our products to enable communications service providers to deploy them incrementally as demand for their services increases. This allows the communication service providers to match capital outlays with subscriber growth. Our customers can establish a wireless broadband network with a relatively low initial investment, in comparison to fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

        - High Reliability and Availability. We design our products to match the reliability standard required by service providers, including 99.999% availability. This means that our products maintain connectivity 99.999% of the time, corresponding to approximately five minutes of down time per year, even under adverse weather conditions. This enables our customers to provide their subscribers with the same high availability as is offered by incumbent carriers using fiber optic networks. In addition, our products can be configured to provide full redundancy by connecting two radio links over the same frequency channel. This feature minimizes service interruptions.

        These benefits may be offset by the following disadvantages and limitations of our wireless solutions relative to the solutions offered by our competitors. Such disadvantages include:

        - Extreme Weather Conditions. Our products may not operate in extreme weather conditions, including severe rainfalls or hurricanes.

        - Line-of-Sight Limitations. Because our products require a direct line-of-sight between antennas, service providers often install our products on rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation cost of our products or cause service providers not to install broadband wireless equipment.

        - Frequency Bands. To operate our products, service providers must either have a license to operate and provide communications services in the optimal transmission frequency or acquire the right to do so from a licensee. If a service provider is unable to secure such a license, it will not be able to operate and provide communications services in the optimal transmission frequency. This may deter a service provider from deploying a wireless network.

PRODUCTS

        Our products consist of a compact high-performance antenna, an outdoor unit, an indoor unit and our proprietary network management software. The antenna transmits and receives microwave radio signals. The outdoor unit controls the power transmission and provides an interface between the antenna and the indoor unit. The outdoor unit is enclosed in a compact weather-proof enclosure. It is fastened to the antenna with four latches and, therefore, is easily detachable from the antenna. The antenna is mounted on a pole which is mounted on a rooftop or the side of a building. The indoor unit is connected to the outdoor unit by a standard coaxial cable. The indoor unit:

        - converts the transmission signals from digital to radio and vice versa;

        - processes and manages information transmitted to and from the outdoor unit;

        -       aggregates multiple transmission signals; and

        -       provides the physical interfaces to the wireline network.

        An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which may extend across a distance of up to 30 miles. The specific distance depends upon the customer's requirements, the frequency utilized, the available line of sight and local rain intensity. Each link can be controlled by our network management software or be interfaced to the management network system of the communications service provider. We market our products under the name FibeAir. The FibeAir products utilize multiple modulation schemes, which increases the flexibility of our products by giving service providers the ability to choose between increased range or increased spectral efficiency.

        FibeAir 1500. The FibeAir 1500 system provides 155 Mbps of transmission capacity for various communications protocols. This system is available in multiple configurations providing 155, 100 and 45 Mbps transmission capacities.

        FibeAir 1528. The FibeAir 1528 system provides 155 Mbps in a more spectrally efficient manner for various communication protocols in wide area networks, metropolitan area network and corporate/campus applications.

        FibeAir 450. The FibeAir 450 system provides a narrowband connection in a dense wireless area where radio spectrum is limited. This system provides one 45 Mbps connection.

        FibeAir 3100. The FibeAir 3100 system provides 311 Mbps of transmission capacity for various communication protocols. This is a high-frequency system with capacity that can be expanded from 155 to 311 Mbps.

        FibeAir 6200. The FibeAir 6200 system provides 622 Mbps of transmission capacity for various communications protocols. This system operates over various frequencies with ultra-high capacity.

        FibeAir 10000. The FibeAir 10000 digital radio system provides a Gigabit Ethernet interface option providing 600 Mbps of transmission capacity for ultra-high capacity Internet protocol data traffic.

        Network Management Protocol Software. We support our products with a full suite of network management tools designed to be easily integrated with communications networks of service providers. Our products can be managed locally by our management software or interfaced to the management network system of the communications service provider. Our network management software allows communications service providers to monitor performance and troubleshoot difficulties remotely from multiple locations. The software runs on Windows 95/98/NT and over HP OpenView platforms and is user-friendly with graphical interfaces.

NETWORK APPLICATIONS

        Our FibeAir products are deployed in various network applications, based on the network architecture and communications transmission requirements of our customers. These networks include:

        IP/Fast Ethernet Gigabit Ethernet Networks. Internet protocol, or IP, is the transmission standard of the Internet and private data networks. Fast Ethernet is the physical 100 Mbps interface most commonly used for high-speed IP connections. Our products deliver full 100 Mbps throughput for fast Ethernet. Our products also deliver two fast Ethernet channels over a single 155 Mbps system. Dynamic bandwidth allocation is used to share the overall capacity between the two fast Ethernet channels. Each fast Ethernet channel can provide a separate, secure connection to a business subscriber. This feature substantially reduces the service provider's costs by eliminating the need to purchase external equipment or double the links. Our products also deliver Gigabit Ethernet for ultra-high capacity IP connections in metropolitan rings, high speed access connections, and private networks.

        ATM Networks. Asynchronous transfer mode, or ATM, is a high-capacity communications protocol. An ATM network is a packet network that supports real-time voice and video content, as well as data. ATM networks transmit all traffic in small constantly-sized packets or cells. The constant cell size enables voice and video content to be processed and transmitted effectively.

        SONET/SDH Networks. Synchronous optical network, or SONET, and its European counterpart, synchronous digital hierarchy, or SDH, are the basic network communications protocols, or standards, that exist today for intercity and international connectivity. These standards are generally utilized in a fiber optic network organized in a ring formation. The ring formation uses at least two transmission paths, or links, to each point so that traffic is rerouted in the other direction if a link in the ring formation fails.

        IP/Fast Ethernet Over SONET/SDH Networks. Our products directly deliver IP packets over SONET/SDH protocols. This unique feature enables our customers to connect our products to the SONET/SDH backbone, and deliver the IP transmission over the entire SONET/SDH network infrastructure. This feature substantially reduces the service provider's costs by eliminating the need to purchase an expensive router to convert the Ethernet traffic into SONET/SDH frames.

CUSTOMER SERVICE AND SUPPORT

        We are committed to providing our customers with high levels of service and support. We support our products with documentation and training courses tailored to our customers' various needs. Our sales and network field engineering services personnel work closely with customers, third party integrators and others to coordinate network design, ensure successful installation and provide continuous customer support. We provide technical assistance and customer support 24 hours a day, 7 days a week. We have the capability to remotely monitor the in-network performance of our products and diagnose and address problems that may arise. We assist our customers in utilizing our network management software within their own internal network operations control centers.

MANUFACTURING AND ASSEMBLY

        Our manufacturing operations consist of materials planning and procurement, assembly of outdoor units, final product assurance testing, quality control and packaging and shipping.

We conduct the majority of these operations at our facility in Tel Aviv. We have a flexible assembly process that is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We test our products, both during and after the assembly process, using internally developed product assurance testing procedures. The components for our products come primarily from the United States, Europe and Asia. We currently do not have any difficulties with the supply of our components, and we do not anticipate any difficulties in the near future.

        In 2000, in anticipation of increased demand for our products, we expanded our operations to a secondary facility in Jerusalem. Due to the slowdown in the telecommunications market and the resulting decreased demand for our products, we closed this manufacturing facility in May 2001.

        In addition to our own manufacturing operations, we contract with third parties to manufacture circuit boards and to assemble and test indoor units and outdoor units for us. Each of these third parties is owned and operated independently of us and provides services to other entities. We have recently entered into a two year agreement with Flextronics Ltd. to assemble and test our indoor units. At the end of the initial two year term, this contract automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term. We have not renewed an agreement with AMS Electronics which expired on December 31, 2000. Under that contract, AMS manufactured circuit boards, and assembled and tested our indoor units. We continue to work with AMS in a more limited scope since commencing our relationship with Flextronics. We have also recently entered into two agreements with different third parties for the manufacture and testing of our outdoor units.

        We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001 and ISO 9002 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality.

COMPETITION

        The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

        We compete with a number of U.S. and international wireless equipment providers that vary in size and in the types of products and solutions they offer. Our primary competitors are companies that offer point-to-point wireless network solutions, including DMC Stratex, Nera Telecommunications and Triton Network Systems. We believe we compete principally on the basis of:

        -       product performance, features and inter-operability;

        -       product quality and reliability;

        -       price;

        -       ability to deliver products on a timely basis; and

        -       technical support and customer service.

        Our products also compete with other high-speed communications solutions discussed elsewhere in this annual report, including fiber optic lines, digital subscriber lines, cable and other wireless technologies.

CUSTOMERS AND MARKETS

        Our principal end-user customers are existing and emerging communications service providers that have licenses to provide wireless communications services in the high-frequency bands in which our products operate. We are also increasingly selling to original equipment manufacturers which offer our products together with services, or a suite of products to such end-user customers. We currently focus on the European, Asian, South American and North American markets. We target four principal applications for our products:

        - providing end-users with high-capacity access to communications networks;

        - providing connectivity among points in a ring formation in a metropolitan area;

        - providing connectivity of point-to-multipoint or cellular stations to the communications network; and

        - providing connectivity within campuses of corporations or other organizations for their internal networks.

        We began selling our products commercially during the second half of 1998. In 2000, WinStar Communications accounted for approximately 37% of our revenues. Our products are currently used by more than 50 communications service providers and end users in more than 25 countries. Purchasers of our products include original equipment manufacturers, communications service providers, large corporations and universities.

        We generally have written purchase agreements with our major customers. These contracts typically do not contain minimum purchase commitments.

        The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

                       ---------------------------------
                           % OF REVENUES FOR YEAR ENDED
                                  DECEMBER 31,
                       ---------------------------------
REGION                   1998         1999         2000
------                 -------      -------      -------
United States ......    48.82%       45.98%       54.53%
Europe .............    51.18%       48.72%       38.25%
Other ..............        0%        5.30%        7.22%

Distribution Channels

        In 2000, we derived approximately 78% of our revenues from sales to communications service providers, distributors, third party integrators, large corporations and universities and approximately 22% of our revenues from sales to original equipment manufacturers. We intend to work closely with a limited number of equipment companies in order to leverage our products and expand our market potential. Currently we offer products jointly with equipment companies, including Siemens, Lucent and Nortel.

Direct Sales

        We currently utilize a direct sales force to serve customers in the United States, Europe, Asia, Latin America and the rest of the world. As of June 1, 2001, our Israeli sales force consisted of 11 sales managers, our U.S. sales force consisted of 5 sales managers, and our European sales force consisted of 4 sales managers. Our direct sales force identifies communications service providers that either have rights to wireless spectrum suitable for high-speed services or that plan to acquire rights to deliver high-speed services to subscribers. Our direct sales force also helps us build long-term relationships with communications service providers, whether they are direct customers or customers of our equipment vendor customers.

Marketing Efforts

        The principal goal of our marketing program is to educate existing and potential customers about the capabilities and benefits of our products. We are also committed to developing and enhancing the awareness of our company and our products. Our marketing efforts include advertising, public relations, participation in and organization of industry trade shows and conferences, and our web site.

INTELLECTUAL PROPERTY

        To safeguard our proprietary technology, we rely on a combination of copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors and employees, each of which affords only limited protection. We have four trademark applications pending in each of the United States, Canada, Europe and Israel. To date, we do not hold any registered trademarks.

CONDITIONS IN ISRAEL

        We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel which could affect our U.S. shareholders.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Since 1993, a joint Israeli-Palestinian declaration of principles began what is commonly referred to as the "peace process". Since then, several other agreements have been signed between Israel and the Palestinians. As of the date of this annual report, Israel has not entered into any peace agreement with Syria and Lebanon or any final agreement with the Palestinians. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively affected Israel's relationship with Arab countries.

        Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions, because none of our revenue is currently derived from sales to these countries, we believe that in the past, the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

        All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to approximately 31 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations and during the increase in hostilities with the Palestinians since October 2000, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic Conditions

        Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly to allow Israeli residents to deal in foreign currency and non-residents of Israel to purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in these areas. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

        The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and an increasingly high rate of unemployment. We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

Trade Relations

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is signatory to the General Agreement on Trade in Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

        Israel and the European Union concluded a free trade agreement in July 1975 which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

        The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier.

        A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years. The tax rate for the additional eight years is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

        A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. The company must withhold this tax at the source, regardless of whether the dividend is converted into foreign currency.

        Subject to applicable provisions concerning income under the alternative package of benefits, all incomes are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

        The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

        The Investment Center has granted an investment program at our manufacturing facility in Tel Aviv approved enterprise status under Israeli law and we have derived and expect to continue to derive a substantial portion of our income from this program. Additionally, an investment program at our secondary Jerusalem facility had been granted approved enterprise status. Although we have closed the Jerusalem facility, we have filed an application to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility. We expect to receive a reply on this application by the end of the third quarter of 2001.

        We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income and will be subject to a reduced company tax of up to 25% for the subsequent period of five years, or eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants generally of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from technology developed using these grants until 100% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment.

        The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside of Israel by any entity other than us, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

             MANUFACTURING VOLUME                    ROYALTIES TO THE CHIEF SCIENTIST
              OUTSIDE OF ISRAEL                          AS A PERCENTAGE OF GRANT
              -----------------                          ------------------------
                less than 50%                                      120%
             Between 50% and 90%                                   150%
                more than 90%                                      300%

        The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. This approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

        Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month London interbank offered rate applicable to dollar deposits that is published on the first business day of each calendar year.

        The Israeli authorities have indicated that the government may further reduce or abolish grants from the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot assure you that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, if:

        - the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

        - the research and development is for the promotion or development of the company; and

        - the research and development is carried out by or on behalf of the company seeking the deduction.

        Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

        According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

        - deduction of purchases of know-how and patents over an eight-year period for tax purposes;

        - deduction of specified expenses incurred for a public issuance of securities over a three-year period for tax purposes;

        - right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

        -       accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

        There is a special tax adjustment for the preservation of equity as follows:

                - Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

                - Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

                - Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

                - Gains on traded securities, which are normally exempt from tax, are taxable in specified circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

ORGANIZATIONAL STRUCTURE

        We are an Israeli corporation that commenced operations in 1996. We currently have five subsidiaries in which we hold 100% interest, as follows:

                                          PLACE OF      OWNERSHIP
          COMPANY                      INCORPORATION     INTEREST           FUNCTION
------------------------------------   -------------    ---------       -------------------
Ceragon Networks, Inc.                   New Jersey        100%         Sales and Marketing
Ceragon Networks, S.A. de C.V.           Mexico            100%         Sales and Marketing
Ceragon Networks (UK) Limited            England           100%         Sales and Marketing
Ceragon Networks Gmbh                    Germany           100%         Sales and Marketing
Ceragon Networks SARL                    France            100%         Sales and Marketing

PROPERTY, PLANT AND EQUIPMENT

        In August 2000, we completed relocating our corporate headquarters and principal administrative, finance, sales and marketing and promotion operations to a new leased facility of approximately 41,000 square feet in Tel Aviv, Israel. The lease for this facility expires in May 2003. We also maintain approximately 5,875 square feet in an adjacent building and another approximately 7,000 square feet in our building. The lease for these spaces expires in February 2002 and November 2003, respectively. In addition to these properties, we lease approximately 17,000 square feet of space in other adjacent and nearby buildings, the leases for which expire in 2002-2005.

        In December, 2000, we entered into a five year lease for approximately 52,110 square feet in Tel Aviv. We are required to provide a bank guaranty to the landlord in the approximate amount of $750,000 to guarantee our obligations pursuant to the lease. We are currently involved in negotiations for the sublease of a substantial portion of this space to an unrelated third party. We expect to sign the sublease agreement by the end of the third quarter of 2001. The term of the sublease and the lease price per square foot of property will likely be less than our current commitment under the lease agreement with the landlord. As a result, we will continue to have a nominal monthly lease payment obligation throughout the term of the sublease. After the end of the sublease period, our obligations for full payment of the lease amount shall resume. In the United States, we lease approximately 3,300 square feet in Mahwah, New Jersey expiring in August 2003, approximately 350 square feet in Dallas, Texas on a month-to-month basis and approximately 750 square feet in Nashua, New Hampshire on a month-to-month basis. In the United Kingdom, we lease approximately 2,560 square feet in

Birmingham expiring in March 2015. In France, we lease approximately 150 square feet on a month-to-month basis. In Mexico, we lease approximately 76 square feet through August 2001.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that appear elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

OVERVIEW

        We design, develop, manufacture and sell high-capacity broadband wireless network equipment that enables communications service providers globally to deliver high-speed Internet access and integrated data, video and voice services. We were incorporated and commenced operations in July 1996. We began selling our products in the second half of 1998. Before that time, our operations consisted primarily of research and development. Through December 2000, relatively few customers have accounted for a large percentage of our revenues. We conduct our international sales and marketing activities through five wholly-owned subsidiaries.

        Our revenues grew during 2000 from $3.5 million in the first quarter to $12.3 million in the fourth quarter. The majority of our revenues were from shipments of our products to U.S. competitive local exchange carriers, known as CLECs. During the first quarter of 2001, there was a rapid and unexpected slowdown in the telecommunications market, particularly with respect to U.S. CLEC's In April and May 2001, two of our important customers, Winstar Communications (our main U.S. customer) and Advanced Radio Telecom, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. As a result of this rapid change in market conditions for our products, in the first quarter of 2001, we recorded a special one-time charge of $2.6 million for doubtful accounts due primarily to monies due and owing for equipment delivered to Winstar Communications. We also recorded an $11.05 million charge for an inventory write down in the first quarter of 2001 due to inventory purchases made in 2000 and the first quarter of 2001 for long lead time components to support expected customer demand in 2001.

        In April 2001, we initiated a number of measures to reduce expenses and conserve cash. These measures included an approximately 25% reduction in our workforce effective June 1, 2001 and the closing of our secondary manufacturing facility in Jerusalem effective June 1, 2001. We expect one-time charges related to these efforts to be between $4 and $7 million. We intend for these measures to reduce our operating expenses by approximately 30-40%, which we expect to begin realizing in the third quarter of 2001.

        Substantially all of our revenues are generated, and a majority of our expenses are incurred, in U.S. dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are converted into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as interest income or expense, as applicable. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

        We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

        Revenues. We generate revenues from the sale of our products. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin Number 101. We price our products on a per unit basis and grant discounts based upon unit volumes. We sell our products directly and through distribution channels in North America, Europe, South America and the Asia-Pacific region. In 2000, approximately 78% of our revenues were generated from sales to communications service providers, distributors, third party integrators, large corporations and universities and approximately 22% of our revenues were generated from sales to original equipment manufacturers. In 2000, approximately 55% of our revenues were generated in the United States, 38% were generated in Europe and 7% were generated in the Asia-Pacific region.

        Cost of Revenues. Our cost of revenues consists of component and material costs, labor costs, subcontractor fees, royalties, estimated warranty costs, overhead related to manufacturing and depreciation of manufacturing equipment. Our gross margin is affected by the selling prices for our products and the cost of revenues. Generally, our gross margins from direct sales are slightly higher than our gross margins from indirect sales. In light of our expense reduction measures, we expect the cost of revenues to decrease during fiscal year 2001 on an absolute basis.

        Research and Development Expenses. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, subcontractors' costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. Research and development expenses are offset by royalty-bearing grants from the Chief Scientist. We believe continued investment in research and development is essential to attaining our strategic objectives. In light of our expense reduction measures, we do not expect research and development expenses to increase significantly during fiscal year 2001.

        Marketing and Selling Expenses. Our marketing and selling expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, public relations and promotional materials and royalties paid to the Government of Israel in connection with grants we received from the Chief Scientist. We do not expect sales and marketing expenses to increase significantly during fiscal year 2001.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses. We do not expect general and administrative expenses to increase significantly during fiscal year 2001.

        Amortization of Deferred Compensation. Amortization of share-based compensation results from the granting to employees of options with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The share-based compensation is amortized to cost of revenues and operating expenses over the vesting period of the individual options.

        As a result of options granted through December 31, 2000, we are required to recognize under U.S. GAAP a total charge for amortization of deferred compensation of approximately $23.9 million. We recognized approximately $11.7 million of such amount in the years 1997 through 2000 and expect to recognize approximately $6.6 million of such amount in 2001, approximately $3.5 million of such amount in 2002, approximately $1.7 million of such amount in 2003, and the remaining balance in 2004 and 2005.

        Financing Income (Expenses), Net. Through December 2000, our financing income consisted primarily of interest earned on bank deposits, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars and interest expense incurred on outstanding debt. We have recently invested in other marketable securities as well.

        Taxes. Israeli companies are generally subject to income tax at the rate of 36%. However, we benefit from preferential tax rates under the Law for the Encouragement of Capital Investments. Commencing the first year in which we earn taxable income, our approved enterprise status entitles us to tax exemptions on the portion of our income derived from our approved enterprise for two years, and taxation at a rate of 25% for between five to eight years thereafter. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

RESULTS OF OPERATIONS

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                              --------------------------------
                                                               1998         1999         2000
                                                              ------       ------       ------
Revenues ................................................      100.0%       100.0%       100.0%
Cost of revenues ........................................       74.2         79.6         56.9
                                                              ------       ------       ------
Gross profit--before non-cash compensation expense ......       25.8         20.4         43.1
                                                              ------       ------       ------
Non-cash compensation expense ...........................       10.8          1.6          2.1
Gross profit ............................................       15.0         18.8         41.0
Operating expenses
  Research and development, net of non-cash
    compensation expense ................................      781.7        109.8         33.9
  Less: participation by the Chief Scientist of the
    Government of Israel ................................      276.1         35.6          7.6
                                                              ------       ------       ------
  Research and development, net .........................      505.6         74.2         26.3
  Marketing and selling, net of non-cash compensation
    expense .............................................      157.0         56.2         30.1
  General and administrative, net of non-cash
    compensation expense ................................       52.8         10.6          6.6
  Amortization of deferred compensation .................       60.6         37.0         30.6
                                                              ------       ------       ------
Total operating expenses ................................      776.0        178.0         93.6
                                                              ------       ------       ------
Operating loss ..........................................     (761.0)      (159.2)       (52.6)
Financing income (expenses), net ........................       21.1         (2.0)         8.5
                                                              ------       ------       ------
Net loss ................................................     (739.9)%     (161.2)%      (44.1)
                                                              ======       ======       ======

YEARS ENDED DECEMBER 31, 1999 AND 2000

        Revenues. Revenues increased from $4.6 million for the year ended December 31, 1999 to $29.2 million for the year ended December 31, 2000, an increase of $24.6 million. This increase was primarily attributable to increased sales from both existing and new customers in North America and Europe.

        Revenues from sales to customers in North America increased from $2.1 million for the year ended December 31, 1999 to $15.9 million for the year ended December 31, 2000, an increase of $13.8 million. This increase was primarily attributable to increased sales to existing and new customers.

        Revenues from sales to customers in Europe increased from $2.2 million for the year ended December 31, 1999 to $11.2 million for the year ended December 31, 2000, an increase of $9.0 million. This increase in sales to customers in Europe was primarily attributable to increased sales to existing and new customers in Portugal, Spain, the U.K. and Germany.

        We first shipped our product to customers in the Asia-Pacific region and Australia in the third quarter of 1999. Our revenues from customers in those regions was $241 thousand for the year ended December 31, 1999 and $2.1 million for the year ended December 31, 2000, an increase of $1.9 million.

        Cost of Revenues. Cost of revenues increased from $3.6 million for the year ended December 31, 1999 to $16.6 million for the year ended December 31, 2000, an increase of $13.0 million. This increase was attributable to an increase in our sales volume.

        Gross profit as a percentage of revenues before non-cash compensation expenses related to the cost of revenues increased from 20.4% for the year ended December 31, 1999 to 43.1% for the year ended December 31, 2000. This increase was primarily attributable to economies of scale associated with increased manufacturing volume.

        Research and Development Expenses. Research and development expenses increased from $5.0 million for the year ended December 31, 1999 to $9.9 million for the year ended December 31, 2000, an increase of $4.9 million, or 98%. This increase was primarily due to increases in the number of our research and development personnel and in subcontractors' expenses. Research and development expenses were partially offset by royalty-bearing grants from the Chief Scientist, which amounted to $1.6 million for the year ended December 31, 1999 and $2.2 million for the year ended December 31, 2000.

        Marketing and Selling Expenses. Marketing and selling expenses increased from $2.6 for the year ended December 31, 1999 to $8.8 million for the year ended December 31, 2000, an increase of $6.2 million. This increase was due primarily to our expenditures for our sales and marketing infrastructure. These expenditures included increases in our sales, marketing and customer support personnel, royalty payments, trade shows, traveling and other costs associated with sales and support activities.

        General and Administrative Expenses. General and administrative expenses increased from $483 thousand for the year ended December 31, 1999 to $1.9 million for the year ended December 31, 2000, an increase of $1.4 million. This increase was due to increases in general and administrative personnel, professional services, doubtful debt and recruitment costs and other expenses. The allowance for doubtful debt as of December 31, 2000 was $250 thousand.

        Amortization of Deferred Compensation. Amortization of deferred compensation increased from $1.8 million for the year ended December 31, 1999 to $9.5 million for the year ended December 31, 2000, an increase of $7.8 million. This increase was primarily due to increases in the number of options granted and an increase in the difference between the fair value of the ordinary shares at the date of grant and the exercise price. Amortization of deferred compensation includes non-cash compensation expenses related to the cost of revenues of $73 thousand for the year ended December 31, 1999 and $603 thousand for the year ended December 31, 2000.

        Net Loss. Net loss increased from $7.3 million for the year ended December 31, 1999 to $12.9 million for the year ended December 31, 2000, an increase of $5.6 million.

        Beneficial Conversion/Dividend. We have recorded a preferred share dividend of approximately $22 million for the year ended December 31, 2000, representing the value of the beneficial conversion feature upon the issuance of preferred shares in February 2000 and of Series B preferred shares in March 2000. The beneficial conversion feature was calculated based on the difference between the conversion price of $2.45 and $5.11 per share, respectively, and the estimated fair value of the ordinary shares as at the dates of issuances, but limited to the amount of the proceeds from the issuances of the preferred shares.

YEARS ENDED DECEMBER 31, 1998 AND 1999

        Revenues. We first shipped our products during the second half of 1998. Revenues increased from $426 thousand for the year ended December 31, 1998 to $4.6 million for the year ended December 31, 1999, an increase of $4.1 million. This increase was primarily due to increased sales to both existing and new customers in North America and Europe.

        Revenues from sales to customers in North America increased from $208 thousand for the year ended December 31, 1998 to $2.1 million for the year ended December 31, 1999, an increase of $1.9 million. This increase in sales to customers in the North America was primarily attributable to increased sales to WinStar Communications.

        Revenues from sales to customers in Europe increased from $218 thousand for the year ended December 31, 1998, to $2.2 million for the year ended December 31, 1999, an increase of $2 million. This increase in sales in Europe was primarily attributable to increased sales to existing and new customers.

        We first shipped our products to customers in the Asia-Pacific region in the third quarter of 1999. Our revenues from customers in that region for the year ended December 31, 1999 were $241 thousand.

        Cost of Revenues. Cost of revenues increased from $316 thousand for the year ended December 31, 1998 to $3.6 million for the year ended December 31, 1999, an increase of $3.3 million. This increase was attributable to an increase in our sales volume.

        Gross profit as a percentage of revenues before non-cash compensation expenses related to the cost of revenues decreased from 25.8% for the year ended December 31, 1998 to 20.4% for the year ended December 31, 1999. This decrease was primarily attributable to the rapid expansion of our manufacturing capability required to meet the anticipated growth in demand for our products.

        Research and Development Expenses. Research and development expenses increased from $3.3 million for the year ended December 31, 1998 to $5 million for the year ended December 31, 1999, an increase of 50%. This increase was primarily attributable to increases in research and development personnel, subcontractors' expenses, materials expenses and other expenses. Research and development expenses were partially offset by royalty-bearing grants from the Chief Scientist, which were $1.2 million for the year ended December 31, 1998 and $1.6 million for the year ended December 31, 1999.

        Marketing and Selling Expenses. Marketing and selling expenses increased from $669 thousand for the year ended December 31, 1998 to $2.6 million for the year ended December 31, 1999, an increase of $1.9 million. This increase was primarily attributable to investments in our sales and marketing infrastructure, including increases in our sales, marketing and customer support personnel, royalty payments and trade shows, traveling and other costs associated with sales and support activities.

        General and Administrative Expenses. General and administrative expenses increased from $225 thousand for the year ended December 31, 1998 to $483 thousand for the year ended December 31, 1999, an increase of $258 thousand. This increase was primarily attributable to an increase in doubtful debt and increases in other general and administrative expenses. The allowance for doubtful debt as of December 31, 1999 was $100 thousand.

        Amortization of Deferred Compensation. Amortization of deferred compensation increased from $304 thousand for the year ended December 31, 1998 to $1.8 million for the year ended December 31, 1999, an increase of $1.5 million. This increase was primarily due to an increase in the number of options granted and an increase in the difference between the fair value of the ordinary shares at the date of grant and the exercise price. Amortization of deferred compensation includes non-cash compensation expenses related to the cost of revenues of $46 thousand for the year ended December 31, 1998 and $73 thousand for the year ended December 31, 1999.

        Net Loss. Net loss increased from $3.2 million for the year ended December 31, 1998 to $7.3 million for the year ended December 31, 1999, an increase of $4.1 million.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

        The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, since we receive payment in dollars or dollar-linked NIS for most of our sales while incurring a portion of our expenses, principally salaries and related personnel expenses, in NIS.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                                               ISRAELI
                                              ISRAELI            NIS          INFLATION
                                             INFLATION       DEVALUATION     ADJUSTED FOR
          YEAR ENDED DECEMBER 31,              RATE %          RATE %       DEVALUATION %
  ------------------------------------      -----------     -------------  ---------------
  1996................................          10.6             3.7              6.6
  1997................................           7.0             8.8             (1.7)
  1998................................           8.6            17.6             (7.7)
  1999................................           1.3            (0.1)             1.3
  2000................................           0.0            (2.7)             2.8
                                            -----------     -------------  ---------------

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities that are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset that consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, would have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. For a discussion of our hedging transactions, please see "Quantitative and Qualitative Disclosures about Market Risk."

EFFECTS OF GOVERNMENT REGULATIONS AND LOCATION ON THE COMPANY'S BUSINESS

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see "Information on the Company -Conditions in Israel" above.

LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we have financed our operations primarily through private placements of convertible debentures and preferred shares, royalty-bearing grants from the Chief Scientist, borrowing from a related party, borrowings under our line of credit and from proceeds of our initial public offering on the Nasdaq National Market in August 2000. Through December 31, 2000, we raised $97.8 million in the initial public offering and an additional $35.2 million from three private placements all of which in the aggregate amount to a total of $133.0 million. We received a total of approximately $4.0 million from the Chief Scientist, and we borrowed approximately $1.2 million from a related party which we repaid in August 2000 from the initial public offering proceeds.

        As of December 31, 2000, we had approximately $80.3 million in cash and cash equivalents and short term deposits. Our line of credit is currently undrawn.

        Net cash used in operating activities was approximately $3.0 million for the year ended December 31, 1998, $6.9 million for the year ended December 31, 1999 and $25.8 million for the year ended December 31, 2000. The increase in net cash used in operating activities was primarily attributable to net losses incurred, increases in trade receivables and increases in inventories in 2000.

        Net cash used in investing activities was $553 thousand for the year ended December 31, 1998, $933 thousand for the year ended December 31, 1999 and $15.0 million for the year ended December 31, 2000. The increase in net cash used in investing activities was primarily attributable to the purchase of property and equipment and to increases in short term deposits in 2000.

        Net cash provided by financing activities was $3.7 million for the year ended December 31, 1998, $8.8 million for the year ended December 31, 1999 and $109.8 million for the year ended December 31, 2000. The increase in net cash provided by financing activities was attributable to proceeds from the issuance of convertible debentures in 1998, the issuance of preferred shares in 1999 and 2000, and the issuance of ordinary shares in our initial public offering.

        As of December 31, 2000, our principal commitments consisted of $10.9 million for obligations outstanding under operating leases, $5.1 million of royalties payable to the Government of Israel on revenues from product sales, and royalties payable to a subcontractor for the development of a component and its integration into our products. The royalty rate on royalties payable to this subcontractor decreases on an annual basis, at the rate of 4%, 3% and 2% of our revenues for the first, second and third years of revenues, respectively, and 1% of our revenues for the fourth to seventh years of revenues. This is the third year we have received revenues as of December 31st, and we currently pay royalties to this subcontractor at a rate of 2% of our collected revenues.

        As of December 31, 2000, we had a $6 million line of credit from a leading Israeli bank, all of which is currently undrawn. In consideration for this line of credit, we registered a floating charge on all of our assets in favor of the bank. We also issued a warrant to the bank to purchase our ordinary shares for an aggregate purchase price of up to $900 thousand.

        The majority of our investments consist of short term, highly liquid investments with original maturities of less than three months. We also have a small portion of our assets in corporate debt securities investments with maturities of less than nine months, carrying an minimum rating of AA/A2. All of these investments are in US dollars. In addition, in order to reduce the exposure to exchange rate fluctuations between the dollar and other currencies in which we operate, we carry out a small amount of currency transactions that hedge most of the exposure in respect of our net income in non-dollar currency for periods of up to twelve months.

        We believe that current cash and cash equivalent balances and cash flows from operations will be sufficient to meet our anticipated cash needs for work, capital and capital expenditures for at least the next twelve months.

        Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the three years ending December 31, 2000, we experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. Our cash resources were used primarily to fund our operating activities, as well as for capital expenditures. In light of our recent expense reduction measures, we do not expect similar increases in any expenditures for growth in operations and personnel in the next year.

Capital Expenditures

        We have no current material commitments for capital expenditures.

Research and Development

        We place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain technological leadership, to enhance existing products and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of June 1, 2001, our research and development staff consisted of 88 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions. Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution. Our extensive protocol knowledge and expertise has resulted in highly-optimized solutions for various communications protocols.

Intellectual Property

        See: "History and Development of the Company--Intellectual Property."

Trend Information

        Recently, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. Many industry players in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have in many cases incurred significant operating losses. Many carriers and service providers have stopped either deploying new data communications or telecommunications systems. Many have suspended purchasing new data communications or telecommunications products or have ceased operations completely and are no longer potential customers for us and for the developers and manufacturers to which we sell our products.

        These events have had a direct impact on demand for our products. For example, in April and May 2001, two of our important customers, Winstar Communications (our main U.S. customer) and Advanced Radio Telecom filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Other companies have also filed for bankruptcy, reduced employee headcount, and reduced or suspended many purchasing activities. Consequentially, in the first quarter of 2001, we recorded a one-time charge of $2.6 million for doubtful accounts due primarily to monies due and owing for equipment delivered to Winstar Communications. We also recorded an $11.05 million charge for an inventory write down in the first quarter of 2001 due to inventory purchases made in 2000 and in the first quarter 2001 for long lead time components to support expected customer demand in 2001.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

                                   MANAGEMENT

        The following table lists our current directors and executive officers:

NAME                                         AGE     POSITION
----                                         ---     --------
Zohar Zisapel......................          52      Chairman of the Board of Directors
Shraga Katz........................          49      Chief Executive Officer, President
                                                     and Director
Inon Beracha.......................          39      Chief Operating Officer and Vice
                                                     President, Research and Development
Shlomo Tenenberg...................          46      Vice President, Marketing and Sales
Gil Feingold.......................          41      Vice President, Operations
Sharon Ganot.......................          32      Vice President, Human Resources
Shimon Gal.........................          44      Chief Financial Officer
David Ackerman.....................          45      President of our U.S. subsidiary
Mitchell C. Shelowitz..............          35      General Counsel and Corporate
                                                     Secretary
Yael Langer........................          36      Director
Zohar Gilon........................          54      Director
Shmuel Levy........................          47      Director

        Zohar Gilon and Shmuel Levy are our independent directors under Nasdaq rules and our external directors under the Israeli Companies Law.

        Zohar Zisapel has served as the chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he has served as president from January 1982 until January 1998, and a director of other companies in the RAD-BYNET group, including RADCOM, SILICOM, RIT Technologies and RADVision. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received B.Sc. and M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

        Shraga Katz our co-founder, has served as our president and chief executive officer since July 1996. From April 1979 to April 1996, Mr. Katz served in the electronic research and development department in the Israeli Ministry of Defense. From April 1993 to April 1996, Mr. Katz served as the head of that department. Mr. Katz received a B.Sc. in electrical engineering and electronics from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

        Inon Beracha our co-founder, has served as our Chief Operating Officer since December 2000 and our vice president of research and development since July 1996. From January 1985 April 1996, Mr. Beracha served in the electronic research and development department in the Israeli Ministry of Defense. From March 1993 to April 1996, Mr. Beracha served as the deputy head of that department. Mr. Beracha received a B.Sc. and an M.Sc. in electrical engineering and electronics from Tel Aviv University.

        Shlomo Tenenberg has served as our vice president of marketing and sales since July 1998. From March 1994 to July 1998, Mr. Tenenberg served as the vice president of Nexus Telocation Systems Ltd. From October 1989 until March 1994, Mr. Tenenberg was the marketing manager at ECI Telecom Ltd. Mr. Tenenberg received a B.Sc. in electrical engineering and electronics from Ben Gurion University and an M.B.A. from Tel Aviv University.

        Gil Feingold has served as our vice president of operations since March 1998. From March 1992 to March 1998, Mr. Feingold held logistics management and engineering positions with Madge Networks Ltd. and Lannet Data Communications Ltd. From October 1986 to March 1992, Mr. Feingold served as production engineer manager of Motorola Communications Israel. Mr. Feingold received a B.Sc. in industrial engineering from the Tel Aviv University and an M.B.A. from Bar Ilan University.

        Sharon Ganot has served as our vice president of human resources since March 2000. From December 1999 until March 2000, Ms. Ganot was the manager of our human resources department. From April 1994 until December 1999, she was a personnel recruiter and training manager with RAD Data Communications Ltd. Ms. Ganot received a B.A. in psychology and an M.A. in Industrial Studies from Tel Aviv University.

        Shimon Gal has served as our chief financial officer since June 2000. From October 1999 until June 2000, Mr. Gal was the general manager of M.I. Holdings Ltd. From June 1994 until June 2000, Mr. Gal was also the general manager of Inbal Insurance Company Ltd. Mr. Gal received a B.A. in economics and statistics from Hebrew University.

        David Ackerman has served as the president of our U.S. subsidiary since July 1999. Mr. Ackerman founded DORNET Systems, a U.S. distributor for the RAD-BYNET group, and from January 1998 to June 1999 served as the president of DORNET Systems. From March 1996 to December 1997, Mr. Ackerman was the vice president of North American sales of RIT Technologies Ltd., a member of the RAD-BYNET group. From February 1992 to March 1996, he was a regional sales manager for RIT Technologies Ltd. Mr. Ackerman received a B.A. and an M.B.A. from the University of Massachusetts.

        Mitchell C. Shelowitz has served as our general counsel and corporate secretary since December 2000. From July 1999 until December 2000, Mr. Shelowitz was legal counsel at Gilat Satellite Networks Ltd. in Petah Tikva, Israel. Prior thereto, Mr. Shelowitz was associated with the law firms of Goldfarb, Levy, Eran & Co. (Tel Aviv) from 1997-1999, Nixon Peabody LLP (Garden City, New York) from 1996-1997, and Proskauer Rose LLP (New York City) from 1991-1996. Mr. Shelowitz received a J.D. from Touro College, Jacob D. Fuchsberg Law Center and received a B.A. in biology and business from the State University of New York at Albany.

        Yael Langer has served as a director of our company since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer has an LL.B. from the Hebrew University in Jerusalem.

        Zohar Gilon has served as a director of our company since June 1999. Mr. Gilon is a General Partner and Managing Director of Tamar Technology Investors Venture Capital Fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of Metalink Ltd. since November 1996, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies, from September 1995, and AVT-Advanced Vision Technology Ltd. since 1998. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

        Shmuel Levy has served as a director of our company since June 2000. From December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table presents all compensation we paid to all of our directors and officers as a group for the year ended December 31, 2000. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period.

                                                                               PENSION,
                                                              SALARIES,       RETIREMENT
                                                                FEES,         AND OTHER
                                                             COMMISSIONS       SIMILAR
                                                             AND BONUSES       BENEFITS
                                                            -------------    ------------
All directors and executive officers as a group,
consisting of
twelve persons.........................................       $900,000         $100,000

        As of December 31, 2000, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 2,676,500 ordinary shares. All our officers work full time.

        We have granted stock options to our directors pursuant to the Affiliate Employees Option Plan. In December 2000, the following option grants were made by the board of directors: Zohar Zisapel, 75,000 options; Shraga Katz, 50,000 options; Zohar Gilon, 50,000 options; and Yael Langer, 37,500 options. In June 2000, the Board of Directors granted Shmuel Levy 50,000 options. All of the foregoing options vest over a period of three years, at an exercise price of $11.75 per share (except the options granted to Shmuel Levy, which have an exercise price of $8.18), one third to be vested at the end of each year, provided the above grantee is still a director of Company. The Company shareholders have approved all of these grants.

        Other than reimbursement for expenses, and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see "Key Employee Share Incentive Plan" below and Note 8 to our Consolidated Financial Statements included as Item 18 in this annual report.

BOARD PRACTICES

Board of Directors

        Our articles of association authorize our board of directors to consist of a minimum of five and a maximum of nine members. Our board of directors consists of five members. The board retains all the powers in running our company that are not specifically granted to the shareholders. The board may make decisions to borrow money for our company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

        The board may make a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office. The board may elect one director to serve as the Chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director.

Terms of Directors

        Our articles of association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each of these directors holds office until the next annual general meeting of the shareholders. Our external directors, currently Zohar Gilon and Shmuel Levy, each serve a three year term. Zohar Gilon's and Shmuel Levy's terms will expire in February 2004.

        In the event that any directors are appointed by the board of directors, their appointment must be ratified by the shareholders at the next shareholders' meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead.

        As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq National Market we are required to comply with both the rules of the Nasdaq National Market applicable to listed companies and the Israeli Companies Law applicable to Israeli companies. Under Nasdaq National Market Rules, we are required to appoint three independent directors and under the Israeli Companies Law, we are required to appoint two external directors.

INDEPENDENT DIRECTORS

        The independence standard under Nasdaq rules excludes any person who is a current or former employee of a company or its affiliates as well as the immediate family members of an executive officer of a company or its affiliates. Zohar Gilon and Shmuel Levy currently serve as our independent directors. Yael Langer is currently serving as an interim member of the audit committee in lieu of a third independent director. For further information, please see "- Audit Committee." We intend to appoint a third independent director prior to our next annual meeting.

ISRAELI COMPANIES LAW

        We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and supersedes most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the minister of justice to adopt regulations exempting from the provisions described below companies, like us, whose shares are traded outside of Israel.

EXTERNAL DIRECTORS

Qualifications of External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has or had during the two years preceding the date of appointment any affiliation with:

        -       the company;

        -       any entity controlling the company; or

        - any entity controlled by the company or by this controlling entity.

        The term affiliation includes:

        -       an employment relationship;

        - a business or professional relationship maintained on a regular basis;

        -       control; and

        - service as an office holder, excluding service as an office holder during the three month period in which the company first offers its shares to the public.

        No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's service as an external director, or, if his or her position or other business might interfere with his or her ability to serve as a director.

        A company may not engage an external director as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person for a period of two years from the termination of his or her service as an external director.

Election of External Directors

        External directors are elected by a majority vote at a shareholders' meeting, provided that either:

        - the majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

        - the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director. Currently, Zohar Gilon and Shmuel Levy serve as our external directors.

AUDIT COMMITTEE

Nasdaq Requirements

        Under Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under Nasdaq rules include evaluating the independence of a company's outside auditors. Currently, Zohar Gilon and Shmuel Levy serve on our audit committee. Yael Langer currently serves as an interim member of our audit committee. Ms. Langer is not currently our employee, nor is she an immediate family member of any of our employees. Because Ms. Langer was our General Counsel from July 1988 until December 2000, and due to her relationship with the RAD-BYNET group, she may not qualify as an independent director under Nasdaq rules. Nevertheless, Nasdaq rules permit the appointment to the Audit Committee of one director who does not meet the independent director requirements, provided that such director is not a current employee nor an immediate family member of such employee, upon determination by the board of directors that the appointment of such director is required to serve the best interests of the Company and its shareholders. Our board currently believes that it is in our best interests for Ms. Langer to serve as our interim Audit Committee member until the board appoints a third independent director.

Companies Law Requirements

        Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

        -       the chairman of the board of directors; and

        - a controlling party, or his or her relative, and any director employed by the company or who provides services to the company on a regular basis.

        The role of the audit committee is to examine accounting, reporting, and financial control practices, in consultation with the internal auditor and the company's independent accountants, and to exercise the powers of the board of directors with respect to such practices.

        The composition of our Audit Committee satisfies both the Nasdaq National Market Rules and the Israeli Companies Law requirements.

Approval of Certain Transactions

        The approval of the audit committee is required to effect specified actions and exceptional transactions with office holders, third parties in which an office holder has a personal interest, controlling parties and transactions with a third party in which a controlling party has a personal interest. A controlling party is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, provided that two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder. The audit committee may not approve an action or an exceptional transaction with a controlling party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the company. In addition, the audit committee must approve contracts between the company and any of its directors relating to the service or employment of the director.

REMUNERATION OF DIRECTORS

        Directors' remuneration is subject to shareholder approval, except for reimbursement of reasonable expenses incurred in connection with carrying out the directors' duties.

        Neither the Company nor its subsidiaries has entered into any service contracts with its directors that provide benefits upon termination of employment, except with regard to the President and Chief Executive Officer in his capacity as President and Chief Executive Officer.

SHARE INCENTIVE COMMITTEE

        Our share incentive committee, which consists of Zohar Zisapel and Shraga Katz, administers our key employee share incentive plan.

OPTION COMMITTEE

        Our option committee, which consists of Zohar Zisapel and Shraga Katz, administers our affiliate employees option plan.

PRICING COMMITTEE

        Our pricing committee consists of Zohar Zisapel, Shraga Katz and Zohar Gilon.

DIVIDENDS

        The board may declare dividends as it views justified, but the final dividend for any fiscal quarter must be proposed by the board and approved by the shareholders. Dividends may be paid in assets or shares, debentures, or debentures stock of our company or of other companies. For further information, please see "Financial Information - Dividends."

INTERNAL AUDITOR

        Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. We have appointed Gideon Duvshani, C.P.A., as our internal auditor.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

Fiduciary Duties of Office Holders

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. An officer includes the general or deputy general manager, chief business manager and any other manager who reports directly to the general manager. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

        - information on the appropriateness of a given action brought for his or her approval or performed by him by virtue of his position; and

        -       all other important information pertaining to these actions.

        The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

        - refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

        -       refrain from any activity that is competitive with the company;

        - refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

        - disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

        The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

        - the office holder acts in good faith and the act or its approval does not cause harm to the company; and

        - the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company's approval.

        Each person listed in the table under "--Directors and Senior Management" above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

        The Companies Law requires that an office holder of a company promptly disclose, without delay, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

        - the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

        - any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an extraordinary transaction is a transaction:

        -       other than in the ordinary course of business;

        -       otherwise than on market terms; or

        - that is likely to have a material impact on the company's profitability, assets or liabilities.

        The Companies Law does not specify to whom within the company nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

        Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved.

        If the transaction is an extraordinary transaction, first the audit committee and then the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter.

Disclosure of Personal Interests of a Controlling Party

        Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling party of a public company. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company or a shareholder who has the ability to direct the actions of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that:

        - the majority of shares voted at the meeting, including at least one-third of the shares of shareholders who have no personal interest in the transaction, vote in favor of the election; or

        - the total number of shares voted against the transaction by shareholders who have no personal interest in the transaction does not exceed one percent of the aggregate voting rights in the company.

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care.

Office Holders Insurance

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

        -       a breach of his or her duty of care to us or to another person;

        - a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

        - a financial liability imposed upon him or her in favor of another person.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify any of our office holders against an act performed in his or her capacity as an office holder, including indemnity for the following:

        - a financial liability imposed on him or her in favor of another person; and

        - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal charge from which he or she was acquitted; or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association also include the following:

        - we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be reasonable under the circumstances.

        -       we are authorized to indemnify retroactively our office holders.

Limitations on Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

        - a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

        - a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

        - any act or omission done with the intent to derive an illegal personal benefit; or

        -       any fine levied against the office holder.

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

        We indemnify our office holders to the fullest extent permitted under the Companies Law. We currently hold directors and officers liability insurance for the benefit of our office holders. This policy was approved by our board of directors and by our shareholders. Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Anti-Takeover Provisions; Mergers and Acquisitions

        The Companies Law provides for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

        In addition, provisions of the Companies Law that deal with "arrangements" between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquiror. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an "arrangement" transaction and court approval of the merger.

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside Israel, such as our company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance of the shares four years thereafter even if the shareholder has not yet sold the shares.

EMPLOYEES

        As of June 1, 2001, we had 248 employees worldwide, of whom 88 were employed in research and development, 56 in sales and marketing, 18 in management and administration and 86 in operations. Of these employees, 220 were based in Israel, 14 were based in the United States and 14 were based in Europe. We have employment agreements with all of our employees.

        As part of a number of measures taken to reduce our operating costs, in April 2001, we initiated a reduction of our work force by approximately 25%. The above numbers reflect the post-reduction workforce.

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

        Furthermore, we and our Israeli employees are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

         The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

SHARE OWNERSHIP

        The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 31, 2001. The percentage of outstanding ordinary shares is based on 20,902,421 ordinary shares outstanding as of May 31, 2001.

        Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within 60 days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors and officers who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

                                                                           PERCENTAGE OF
                                                           NUMBER OF        OUTSTANDING
NAME                                                    ORDINARY SHARES   ORDINARY SHARES
-----------------------------------------------         ---------------   ---------------
Zohar Zisapel..................................           2,544,500              12.17%
Shraga Katz ...................................             791,750               3.78%
All of directors and executive officers as a group,
Consisting of twelve people(1).................           3,876,416              18.54%


(1) Each of these directors and executive officers individually beneficially owns less than 1% of the outstanding shares, except Messrs. Zohar Zisapel and Shraga Katz.

STOCK OPTION PLANS

KEY EMPLOYEE SHARE INCENTIVE PLAN

        In August 1996, we adopted our key employee share incentive plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan. No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. In April 2001, we amended our key employee share incentive plan to extend the term of options from sixty-two months to ten years from the date of the grants. This change applied retroactively to all prior grants of options. We also amended the plan at that time in order to extend the time period in which employees whose employment was terminated without cause may exercise vested options from two weeks to three months. The following table presents option grant information for this plan as of December 31, 2000:

   ORDINARY SHARES RESERVED                                        WEIGHTED AVERAGE
      FOR OPTION GRANTS               OPTIONS GRANTED               EXERCISE PRICE
-----------------------------       ------------------            -----------------

          6,096,500                      5,052,750                      $2.09


        The 6,096,500 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our affiliate employees option plan in the aggregate.

        The share incentive committee of our board of directors administers the plan. Under the plan, the committee has the authority to determine, in its discretion:

        -       the persons to whom options are granted;

        -       the number of shares underlying each option award;

        -       the time or times at which the award shall be made;

        - the exercise price, vesting schedule and conditions under which the options may be exercised; and

        - any other matter necessary or desirable for the administration of the plan.

Option Trust

        Under the plan, pursuant to Section 102 of the Israeli Tax Ordinance, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share incentive committee. The trustee may not release the options or ordinary shares to the holders of these options or shares that are subject to the Israeli Tax Ordinance before the second anniversary of the registration of the options in the name of the trustee. During this period, voting rights attached to the ordinary shares issued upon exercise of the options may be exercised jointly by Yehuda Zisapel and Zohar Zisapel.

        This restriction does not apply to employees that are not subject to the Israeli Tax Ordinance. In addition, pursuant to an amendment to the plan, based upon a tax ruling by the Israeli Tax Authority, option holders that are subject to the Israeli Tax Ordinance have the ability to exercise vested options prior to the conclusion of the two year period as long as:

        - all shares arising out of the employee's exercise of options are sold immediately upon exercise to an unrelated third party; and

        - the employee exercising the options pays to the Israel Tax Authority a 50% tax on the net revenue resulting from the exercise of options and the sale of shares.

Termination and Amendment

        Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

AFFILIATE EMPLOYEES OPTION PLAN

        In May 1997, we adopted our affiliate employees option plan. This plan has terms that are substantially identical to the terms of the key employee share incentive plan. Our employees and directors and consultants employed by us are eligible to participate in the plan. No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. In April 2001, we amended our affiliate employees option plan to extend the term of options from sixty-two months to ten years from the date of the grants. This change applied retroactively to all prior grants of options. We also amended the plan at that time to extend the time period in which employees whose employment was terminated without cause may exercise vested options from two weeks to three months. The following table presents option grant information for this plan as of December 31, 2000:




   ORDINARY SHARES RESERVED                                        WEIGHTED AVERAGE
      FOR OPTION GRANTS               OPTIONS GRANTED               EXERCISE PRICE
  --------------------------          ---------------             ------------------

          6,096,500                      547,750                      $6.60


        The 6,096,500 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our key employee share incentive plan in the aggregate.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth stock ownership information as of May 31, 2001 with respect to:

        1) Each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; and

        2)      All the directors and executive officers.

        Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

        Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within 60 days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors and officers who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

        Unless otherwise noted below, each shareholder's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

                                                                           PERCENTAGE OF
                                                                            OUTSTANDING
                                                           NUMBER OF          ORDINARY
NAME                                                    ORDINARY SHARES      SHARES(1)
-----------------------------------------------         ---------------      ---------
Yehuda Zisapel(2)..............................           2,838,000              13.58%
Zohar Zisapel(2)...............................           2,544,500              12.17
HarbourVest International Private Equity
  Partners III - Direct Fund, L.P.(3)..........           1,565,750               7.49
Directors and Executive Officers as a group
(twelve people) (4)............................           3,876,416              18.54

(1)     Based on 20,902,421 Ordinary Shares issued and outstanding as of May 31,
        2001.

(2) Yehuda Zisapel and Zohar Zisapel are brothers. Yehuda Zisapel resigned from our board of directors on December 18, 2000.

(3) The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

(4) Each of these directors and executive officers individually beneficially own less than 1% of the outstanding shares, except Messrs. Zohar
        Zisapel and Shraga Katz.

        As of June 13, 2001, we have 2037 shareholders of record resident in the United States, accounting for 11.65% of the outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

        Yehuda Zisapel is a principal shareholder and Zohar Zisapel is a director and principal shareholder of our company. They are brothers who together control 25.75% of our company. Individually or together, they are also directors and/or principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. These corporations include:

AB-NET Ltd.                        Modules Inc.                          RND Operation Services Ltd.
Axerra Networks Inc.               RADCOM Ltd.                           RADView Software Ltd.
BYNET Data Communications Ltd.     RAD Data Communications Ltd.          RADVision Ltd.
BYNET Electronics Ltd.             RADLAN Computer Communications Ltd.   RADWARE Ltd.
BYNET SEMECH Outsourcing Ltd.      RND Networks Ltd.                     RADWIN Ltd.
BYNET Systems Applications Ltd.    SILICOM Ltd..                         RIT Technologies Ltd.
Commerce.net Ltd.                  SANRAD Inc                            .

        The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

        Mr. Gilon, our director, also serves as a director of other companies in the RAD-BYNET group, including RADCOM, RIT Technologies and SILICOM. Mr. Ackerman, the President of our U.S. subsidiary, founded and served in the past as President of DORNET Systems, a U.S. distributor for the RAD-BYNET group. Mr. Ackerman also served in the past as the vice president of North American sales of RIT Technologies.

        In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

        Members of the RAD-BYNET group provide us on an as-needed basis with finance, legal and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $2.5 million in 2000.

        We generally ascertain the market prices for goods and services that can be obtained at arms' length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved unanimously by our board of directors and audit committee. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

Lease Arrangements

        We lease our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel for a monthly rent of approximately $60,000. This facility is approximately 41,000 square feet in size. The lease for this facility will expire in May 2003, with options to renew for two additional one-year periods. We also lease an additional 12,000 square feet in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel. We pay a monthly rent of approximately $18,400 for these properties.

Supply Arrangement

        We purchase components from RAD Data Communications Ltd. which we integrate into our products. The aggregate purchase price of these components was approximately $1.2 million for the year ended December 31, 2000.

Sales Representation Agreement

        In January 2001, we entered into a non-exclusive sales representation agreement with Bynet Data Communications Ltd. The term of this agreement is one year, subject to one year renewals. Under the agreement, Bynet markets our products in Israel and to the Israel Ministry of Defense. Under the agreement, Bynet is paid $22,500 a year for their services, and, subject to sales, sales commissions ranging from 5%-8%.

Distributorship Agreement

        In January 2001, we entered into a non-exclusive distributor agreement with Bynet Data Communications Ltd. The term of this agreement is one year, subject to one year renewals. Under this agreement, Bynet may resell our products to companies in Israel and to the Israel Ministry of Defense.

Affiliate Loan

        In connection with the Founders' Agreement we entered into with Messrs. Yehuda and Zohar Zisapel and Shraga Katz, in July 1996, our affiliate, RAD Data Communications Ltd. provided us with a non-interest bearing loan for approximately $1,250,000. The loan was repaid in August 2000.

2000 Private Placement

        In March 2000, we issued and sold in a private placement to investors, including HarbourVest International Private Equity Partners III--Direct Fund L.P., and certain existing shareholders an aggregate of 4,400,000 Series B preferred shares for an aggregate purchase price of approximately $22,500,000. These Series B preferred shares were converted into 4,400,000 ordinary shares immediately upon completion of our initial public offering in August, 2000.

        In connection with our March 2000 private placement, we agreed to increase the maximum number of our directors to nine and to grant the following investors the right to appoint directors to our board:

        - Yehuda and Zohar Zisapel were granted the right to be appointed as directors. In addition, they were also granted the right to appoint a third director upon consent of the other members of our board.

        - The Tamar and Evergreen groups and a number of other investors were collectively granted the right to appoint one director.

        -       The Apax group was granted the right to appoint one director.

        -       HarbourVest was granted the right to appoint one director.

        - Shraga Katz, our chief executive officer, was granted the right to be appointed as a director for so long as he continues to serve as our chief executive officer.

Registration Rights

        In connection with the private placement of our Series B preferred shares, several of our shareholders were granted registration rights with respect to 14,581,500 ordinary shares outstanding or issuable upon conversion of their preferred shares or Series B preferred shares immediately prior to the completion of our initial public offering in August, 2000. The agreement grants registration rights to each of:

        - the majority of the holders of our preferred shares, including the Apax group, the Gemini group, the Evergreen group, the Tamar group and Star Seed Enterprise, as a group;

        - the majority of the holders of our Series B preferred shares, including the Evergreen group, the Tamar group, the Apax group, the Gemini group, HarbourVest International Private Equity Partners III-- Direct Fund L.P. and SVM Star Ventures Managementgesellschaft, as a group; and

        -       Yehuda Zisapel and Zohar Zisapel.

        Under the agreement, each of these shareholder groups has the right to make a single demand for the registration of their ordinary shares outstanding at the time of the initial public offering, provided that the demand covers shares representing a market value of at least $4 million and does not include shares which may be sold without restriction within three months from the date of the demand. These registration rights will be exercisable at any time commencing on the first anniversary of the consummation of the initial public offering for a period of three years, or, in specified cases, for a period of five years thereafter. In addition, each of the shareholders has the right to have its ordinary shares included in some of our registration statements.

Agreement with Our Chief Executive Officer

        In July 1996, we entered into an agreement with Shraga Katz, pursuant to which he agreed to serve as our chief executive officer for a period of no less than five years from July 1996. The agreement provides that Shraga Katz may not compete with us or disclose to third parties information pertaining to our business for a period ranging from twelve to thirty months from the date of termination of his employment, depending on the length of his term of employment with us.


ITEM 8: FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Consolidated Financial Statements. No significant change has occurred since the date of the annual financial statements included herein.

EXPORT SALES

        All of our sales are outside of Israel.

LEGAL PROCEEDINGS

        In August 2000 we resolved a dispute regarding the use of our former company name, Giganet, Ltd., with Giganet, Inc., a privately held corporation based in Concord, Massachusetts. That company, with which we have no affiliation, was described in its public marketing materials as a "provider of high-performance system and storage networks based on the Virtual Interface (VI) standard." On August 2, 2000, Giganet, Inc. brought suit in the U.S. District Court for the District of New Hampshire alleging that the similarity of the name Giganet Ltd. to Giganet, Inc. was causing confusion in the marketplace. On that same day the court issued a temporary restraining order enjoining us from proceeding with our initial public offering using the name "Giganet" and from using Nasdaq trading symbol "GGNT." We entered into an agreement with Giganet, Inc. on August 3, 2000, settling this dispute. That agreement was incorporated in a court order, and the temporary restraining order was vacated. Under that settlement and order we changed our name to Ceragon Networks Ltd. and our Nasdaq trading symbol to "CRNT." In December 2000, Giganet, Inc. was acquired by Emulex Corporation and became the IP Networking Group of Emulex, and to the best of our knowledge is no longer known as Giganet, Inc.

        We are not a party to any other material legal proceedings, nor has there been any material legal proceedings in which any of our directors, members of senior management, or affiliates is either a party adverse us or has a material interest adverse to us. There are no other legal or governmental proceedings which we know to be pending.

DIVIDENDS

        We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future, except for the share dividend that was paid as a result of the 250-for-1 share recapitalization that took place immediately prior to our initial public offering. We currently intend to retain all future earnings to finance our operations and to expand our business.

CORPORATE TAX RATE

        Israeli companies are generally subject to income tax at the rate of 36%. However, a program at our manufacturing facility in Tel Aviv has been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. We are entitled to a reduction in the normally applicable tax rate for income generated from this program. Additionally, an investment program at our secondary Jerusalem facility had been granted approved enterprise status. Although we have closed the Jerusalem facility, we have filed an application to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility. We expect to receive a reply on this application by the end of the third quarter of 2001.

        Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment is eligible for the following tax benefits commencing in the first year in which it generates taxable income:

YEAR AFTER WE
BEGIN GENERATING
TAXABLE INCOME                                 TAX BENEFIT
--------------                                 -----------
1-2.....................................       Tax-exempt
3-7.....................................       Corporate tax of up to 25%
8-10....................................       Corporate tax of up to 25% if more than
                                               25% of our shares are held by non-Israeli
                                               investors

        We have derived, and expect to continue to derive, a substantial portion of our revenues from our approved enterprise program. The benefits available to an approved enterprise program are described below. These benefits are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. Because we have not generated taxable income, the period of tax benefits for our existing approved enterprise program has not yet commenced. After we begin to report taxable income and exhaust any net operating loss carry-forwards, these benefits should result in recognized income from the approved enterprise being tax exempt or taxed at a lower rate for a specified period. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

        The portion of our income derived from our approved enterprise program at our manufacturing facility in Tel Aviv will be exempt from tax for a period of two years commencing in the first year in which we have taxable income and will be subject to a reduced company tax of up to 25% for the subsequent period of five years, or eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%.

        Until December 31, 1998, our company was considered a "family company" for tax purposes (according to Section 64A of the Israeli Income Tax Ordinance). Accordingly, until December 31, 1998 our losses for tax purposes were assigned to our shareholders and are not available to us.

        As of December 31, 2000, our net operating loss carry-forwards for Israeli income tax purposes amounted to approximately $4 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We have provided a valuation allowance for the full amount of the tax benefit derived from these loss carry-forwards due to our history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

        As of December 31, 2000, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $1.6 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in 2019.

GOVERNMENT GRANTS

        Our research and development efforts have been financed through internal resources and grants from the Chief Scientist. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development expenditure programs are eligible for grants of up to 50% of the expenditures if they meet certain criteria.

        For the years ended December 31, 1999 and 2000, the Chief Scientist provided grants for research and development efforts of approximately $1.6 million and $2.2 million, representing 32% and 22% of our total research and development expenses in each of these respective periods. We expect that the Chief Scientist grants will be maintained at the same approximate percentage of our total research and development expenses in the short term.

        We pay royalties to the Chief Scientist only if the project yields revenues. The royalty rates are 3% of sales in the first three years of sales and were recently changed to 3.5% thereafter (instead of 4% in the next three years and 5% thereafter), up to the repayment of 100% of the received grants. For grants received under programs approved subsequent to January 1, 1999, the maximum payment is 100% of the grant amount plus interest at LIBOR rates. Our total obligation for royalties to the Chief Scientist for grants received or accrued, net of royalties paid, amounted to approximately $5.1 million as of December 31, 2000.

        For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

                                                         ROYALTIES PAID OR ACCRUED
                                                         -------------------------
                                                               (IN THOUSANDS)

Year ended December 31, 1998.......................              $    13
Year ended December 31, 1999.......................              $   137
Year ended December 31, 2000.......................              $   876

        The manufacturing of products developed with Chief Scientist grants must be performed in Israel. However, subject to the Chief Scientist's approval, manufacturing may be performed outside of Israel if the company pays royalties based on the amount of manufacturing performed outside of Israel.

        The Government of Israel, through its Fund for the Encouragement of Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 30% of these expenses, not to exceed $1.0 million annually. In 1999, we received grants from the marketing fund totaling approximately $50 thousand. As of December 31, 2000, we had no liability to the Government of Israel for grants received from the marketing fund.

        We submitted a new marketing plan that was approved in May 2000. Under this program, we will receive grants totaling $180 thousand. In respect of this grant, we are required to pay a royalty at the rate of 4% of the total increase in export sales, up to the total amount of the grant received commencing from the end of the second year of implementation of the plan.


ITEM 9: OFFER AND LISTING

        Our ordinary shares are listed on the Nasdaq National Market since August 7, 2000.

        The table below sets forth for the periods indicated the high and low last reported prices of the ordinary shares as reported on Nasdaq since August 7, 2000.

                                                         ORDINARY SHARES
                                                --------------------------------
                                                   HIGH                   LOW
                                                ----------             ---------
YEAR ENDING DECEMBER 31, 2000
AUGUST 7, 2000 THROUGH DECEMBER 31,
  2000:                                           32                     10.625
August 7, 2000 through September 31,
  2000..............................              32                     17.0625
Fourth Quarter......................              24.75                  10.625
YEAR ENDING DECEMBER 31, 2001:
First Quarter.......................              19.3125                 6.1875
Second Quarter......................               5.9688                 2.34
MOST RECENT SIX MONTHS:
    January                                       19.3125                11.75
    February                                      16.9375                13.5625
    March                                         14.75                   6.1875
    April                                          5.9688                 2.34
    May                                            3.93                   2.90
    June                                           3.50                   3.09


        As of June 30, 2001, the last reported price of one of our ordinary shares on the Nasdaq National Market was $3.10.

ITEM 10.       ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

        A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the Securities and Exchange Commission on August 3, 2000, and is incorporated herein by reference.

MATERIAL CONTRACTS

        Not Applicable.

EXCHANGE CONTROLS

        There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

TAXATION

        The following is a short summary of the tax environment to which shareholders may be subject. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal advisor.

Israeli Capital Gains Tax on Sales of Shares

        Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

        Under current law, sales of ordinary shares are exempt from Israeli capital gains for so long as they are quoted on Nasdaq or listed on a stock exchange in specified countries and we qualify as an industrial company. We cannot assure you that we will maintain this qualification or our status as an industrial company. We also cannot assure you that Israeli law will not be changed, as currently proposed, to apply Israeli capital gains tax to the sale of our ordinary shares. Moreover, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

        Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

        - who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

        - who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

        However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits generally. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

Israeli Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source. Unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, the withholding rate is as follows:


                                    DIVIDENDS NOT GENERATED BY AN APPROVED ENTERPRISE
                                    -------------------------------------------------

       DIVIDENDS GENERATED BY       U.S. COMPANY HOLDING
       AN APPROVED ENTERPRISE    10% OR MORE OF OUR SHARES         OTHER NON-RESIDENT
       ----------------------    -------------------------         ------------------
             15%                           12.5%                          25%


        Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty.

Proposed Reform of Taxes on Income in Israel

    On July 26, 2000, the Israeli government submitted tax reform legislation to the Israeli parliament. The tax reform is based on the recommendations of the Public Committee on the Reform of Taxes on Income, to broaden the categories of taxable income, and to reduce the tax rates imposed on employment income.

        The Bill includes, among other things:

        - imposing a tax upon capital gains at a rate of up to 25% for individuals, including capital gains derived from the sale of shares in those publicly traded companies which are currently exempt from capital gains tax;

        - imposing a tax upon all income of Israeli residents (individuals and corporations) regardless of the territorial source of income; and

        - increasing the tax rate from zero to 10% on the exempt period under the alternative package of benefits for approved enterprises under the Law for the Encouragement of Capital Investments, 1959.

        In order to be enacted as legislation, the report must be approved by the Knesset and published. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes for the sale of our ordinary shares on Israeli residents and on non-Israeli residents who are not eligible for an exemption under a relevant tax treaty.

Israeli Foreign Exchange Regulations

        We are permitted to pay in Israeli and non-Israeli currency:

        -       dividends to holders of our ordinary shares; and

        - any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

        If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

U.S. Federal Income Tax Considerations

        Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a holder of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

        -       an individual who is a citizen or resident of the United States,

        - a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,

        - a partnership (or other entity treated as a partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, expect as otherwise provided by future Treasury regulations,

        - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

        - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This summary considers only U.S. holders that will own ordinary shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

        -       are broker-dealers or insurance companies;

        -       have elected mark-to-market accounting;

        -       are tax-exempt organizations;

        -       are financial institutions or financial services entities;

        - hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

        - own directly, indirectly or by attribution at least 10% of our voting power; and

        -       have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, nor the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

        Material aspects of U.S. federal income tax relevant to a holder other than a U.S. holder referred to in this discussion as a non-U.S. holder, are also discussed below.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

Taxation of Dividends Paid on Ordinary Shares

        Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. These distributions will be foreign source passive income (or in some cases, financial services income) for U.S. foreign tax credit purposes and will not be eligible for the dividends received deduction otherwise available to corporations. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder's basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include the provisions described in the following paragraphs as well as rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

        A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

        - if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date; or

        - to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16 day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S.

holder's basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation in the case of individuals. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. The U.S. holder may avoid realizing foreign currency gain or loss if he has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any U.S. or foreign corporation, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the average fair market value of our assets over the taxable year and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, produce or are held for the production of passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in this offering.

        If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

        -       the three previous years; or

        - the U.S. holder's holding period for ordinary shares before the present taxable year.

        Excess distributions must be allocated ratably to each day after 1986 that a U.S. holder has held shares in a PFIC. A U.S. holder would then be required to include amounts allocated to the current taxable year in its gross income as ordinary income for that year. Further, a U.S.

holder would be required to pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

        The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

        In some circumstances a U.S. holder's tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased's death but would instead be equal to the deceased's basis, if lower.

        The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund in the first taxable year in which the U.S. holder owns ordinary shares and if we comply with specified reporting requirements. Instead, a U.S. Holder having made a qualified electing fund election, or QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

        The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

        A U.S. holder of PFIC shares which are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder's adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above would not apply for periods covered by the election.

        Although we do not believe that we were a PFIC in 2000, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2001 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. That determination is affected in part by how rapidly we use the offering proceeds in our business. In addition, a decline in the value of our ordinary shares may result in us being a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

        - the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

                        (i) in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

                        (ii) in the case of an individual, the item is attributable to a fixed place of business in the United States;

        - the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

        - the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

        U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to back-up withholding at a rate of 31% unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

        Non-U.S. holders generally are not subject to information reporting or back-up withholding for dividends paid on, or upon the disposition of, ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

        The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

        We file reports and other information with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also visit us on the World Wide Web at www.ceragon.com.


ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The currency in which our activities are conducted is the U.S. dollar. Some of our income is received in foreign currency. Most of our components are purchased outside of Israel and a very small portion of our manufacturing activities is carried out outside of Israel. More than 85% of our revenues and expenses in 2000 were denominated in the following currencies: euros, dollars and NIS.

        In order to reduce the exposure to exchange rate fluctuations between the dollar and other currencies, beginning in January 2001, we started to carry out a small amount of currency transactions that hedge most of the exposure in respect of our net income in non-dollar currency for periods of up to 12 months.


ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

                                     PART II


ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

USE OF PROCEEDS

        We commenced an initial public offering of our ordinary shares at a price of seventeen dollars per share on the Nasdaq National Market on August 4, 2000. The Securities and Exchange Commission declared our registration statement on Form F-1 (Registration Statement 333-12312) effective on that date. Morgan Stanley Dean Witter was lead manager and bookrunner for the offering. Lehman Brothers and Robertson Stephens served as co-managers. We registered 5,750,000 ordinary shares for an aggregate registered offering amount of $97.75 million. All 5,750,000 shares including an overallotment of 750,000 shares were sold at an aggregate offering amount of $97.75 million.

        From August 4, 2000 through December 31, 2000, we have incurred approximately $9.15 million in expenses in connection with the issuance and distribution of the registered securities. Such expenses include legal fees, printing fees, underwriting discounts and commissions, finders' fees, expenses paid to or for underwriters and other expenses.

        The net offering proceeds to us after deducting the total expenses of the offering were $88.6 million.

        Through December 31, 2000, we used $1,250,000 of the net offering proceeds from our initial public offering to repay a loan to RAD Data Communications Ltd. Through December 31, 2000, most of the net offering proceeds were invested in short term bank notes. We utilized $5.9 million of the net offering proceedings on capital expenditures, including manufacturing equipment, research equipment and leasehold improvements.


ITEM 15.       [RESERVED]


ITEM 16.       [RESERVED]

                                    PART III


ITEM 17.       FINANCIAL STATEMENTS

Not Applicable


ITEM 18.       FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-24 hereof.


ITEM 19.       EXHIBITS

(a) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                           PAGE
    ------------------------------------------                                           ----
    Report of Independent Auditors          .                                             F-2
    Consolidated Balance Sheets at December 31, 2000 and 1999...........................  F-3
    Consolidated Statements of Operations for the Years Ended December 31, 2000, 1999
        and 1998........................................................................  F-4
    Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
        December 31, 2000, 1999 and 1998................................................  F-5
    Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999
        and 1998........................................................................  F-6
    Notes to Consolidated Financial Statements..........................................  F-7



(b)    EXHIBITS                                                                         PAGE
       --------                                                                         ----

1.1  Memorandum of Association (English translation accompanied by Hebrew original*..........................................................
1.2  Articles of Association** ......................................................
4.1  Tenancy Agreement, dated as of February 22, 2000, by and among .................
        the Company, Zisapel Properties Ltd. and Klil & Michael Properties
        Ltd. (English translation)***................................................
8.1  List of Subsidiaries ...........................................................
10.1 Consent of Luboshitz Kasierer...................................................


* Previously filed as exhibit 3.1 in connection with the Company's Registration Statement on Form F-1
(Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.
** Previously filed as exhibit 3.2 in connection with the Company's Registration Statement on Form F-1
(Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.
*** Previously filed as exhibit 10.3 in connection with the Company's Registration Statement on Form F-1
(Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

                                    SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

                                         CERAGON NETWORKS LTD.



                                         By:
                                            ---------------------------------

                                         Name:   Shraga Katz

                                         Title:  President and
                                                 Chief Executive Officer

Date: July 2, 2001

                              CERAGON NETWORKS LTD.
                             (FORMERLY GIGANET LTD.)




                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2000

                              CERAGON NETWORKS LTD.
                             (FORMERLY GIGANET LTD.)


                                 C O N T E N T S



                                                                                                PAGE
                                                                                                ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                        F-2

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 2000 and 1999                                  F-3

  Consolidated Statements of Operations
    for the years ended December 31, 2000, 1999 and 1998                                        F-4

  Consolidated Statements of Changes in Shareholders' Equity
    (Deficit) for the years ended December 31, 2000, 1999 and 1998                              F-5

  Consolidated Statements of Cash Flows
    for the years ended December 31, 2000, 1999 and 1998                                        F-6

  Notes to the Consolidated Financial Statements                                                F-7

                                    # # # # #

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
CERAGON NETWORKS LTD.



We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd., as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ceragon Networks Ltd. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                        LUBOSHITZ KASIERER
                                                 Member Firm of Arthur Andersen
Tel-Aviv, Israel
January 25, 2001

                              CERAGON NETWORKS LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (In thousands, except share and per share data)

                                                                                                             DECEMBER 31
                                                                                                   ---------------------------
                                                                                       NOTE           1999                2000
                                                                                   ------------    ------------     -------------
Current assets
  Cash and cash equivalents                                                            (4A)        $    1,149       $      70,064
  Short-term deposit                                                                   (4B)                 -              10,256
  Trade receivables, net                                                                                1,851              12,705
  Other receivables                                                                   (10A)               688               5,300
  Inventories                                                                         (10B)             2,723              22,190
                                                                                                    ---------        ------------
      Total current assets                                                                              6,411             120,515
                                                                                                    ---------        ------------
Property and equipment                                                                 (3)
  Cost                                                                                                  1,963               8,469
  Less - accumulated depreciation                                                                         673               1,455
                                                                                                   ----------        ------------
                                                                                                        1,290               7,014
                                                                                                   ----------        ------------
Deposits with insurance companies                                                                         237                 521
                                                                                                   ----------        ------------
     Total assets                                                                                  $    7,938        $    128,050
                                                                                                   ==========        ============

Current liabilities
  Trade payables                                                                                   $    1,850        $     12,463
  Other payables and accrued expenses                                                 (10C)             1,196               3,494
                                                                                                   ----------        ------------
      Total current liabilities                                                                         3,046              15,957
                                                                                                   ----------        ------------

Long-term liabilities
  Loan from related party                                                              (5)              1,173                   -
  Accrued severance pay                                                                (6)                389               1,025
                                                                                                   ----------        ------------
      Total long-term liabilities                                                                       1,562               1,025
                                                                                                   ----------        ------------

      Total liabilities                                                                                 4,608              16,982
                                                                                                   ----------        ------------

Commitments                                                                            (7)

Shareholders' equity                                                                   (8)
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized  - as of December 31, 1999 and 2000
         17,500,000 and 40,000,000 shares, respectively;
         issued and outstanding as of December 31, 1999
         and 2000 5,240,750 and 20,517,521 shares, respectively                                            16                  52
    Preferred shares of NIS 0.01 par value:
      Authorized - as of December 31, 1999 and 2000
         20,000,000 and nil shares, respectively; issued
         and outstanding as of December 31, 1999 and 2000
         5,052,000 and nil shares, respectively                                                            12                   -
    Series B Preferred shares of NIS 0.01 par value:
      Authorized - as of December 31, 1999 and 2000
         20,000,000 and nil shares, respectively;
         issued and outstanding as of
         December 31, 1999 and 2000 - nil shares                                                            -                   -
    Additional paid-in capital                                                                         25,471             170,348
    Deferred compensation                                                                             (10,272)            (12,231)
    Accumulated deficit                                                                               (11,897)            (47,101)
                                                                                                  -----------        ------------
  Total shareholders' equity                                                                            3,330             111,068
                                                                                                  -----------        ------------

  Total liabilities and shareholders' equity                                                       $    7,938         $   128,050
                                                                                                  ===========        ============

             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              CERAGON NETWORKS LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (In thousands, except share and per share data)

                                                                              FOR THE YEAR ENDED
                                                                                   DECEMBER 31
                                                                -------------------------------------------------
                                                       NOTE        1998               1999                2000
                                                 ------------   ------------     -------------      -------------
Revenues                                             (10D)              $426            $4,552           $29,197
Cost of revenues                                                         316             3,624            16,605
                                                                ------------      ------------      ------------
         Gross profit before non cash
           compensation expense                                          110               928            12,592
Non-cash compensation expense                                             46                73               603
                                                                ------------      ------------      ------------
         Gross profit                                                     64               855            11,989
                                                                ------------      ------------      ------------

Operating expenses
  Research and development, net of non-
    cash compensation expense of $145,
    $470, $3,408                                                       3,330             5,000             9,904

  Less: participation by the Chief
    Scientist of the Government of Israel             (7A)             1,176             1,621             2,211
                                                                ------------      ------------      ------------
  Research and development, net                                        2,154             3,379             7,693
                                                                ------------      ------------      ------------

  Marketing and selling, net of non-cash
    compensation expense of $113,
    $664, $3,085                                                         669             2,560             8,790
  General and administrative, net of non-
    cash compensation expense of $0,
    $551, $2,433                                                         225               483             1,926

  Amortization of deferred compensation                                  258             1,685             8,926
                                                                ------------      ------------      ------------
         Total operating expenses                                      3,306             8,107            27,335
                                                                ------------      ------------      ------------
Operating loss                                                        (3,242)           (7,252)          (15,346)

Financing income (expenses), net                                          90               (89)            2,470
                                                                ------------      ------------      ------------
         Net loss                                                     (3,152)           (7,341)          (12,876)
                                                                ------------      ------------      ------------

Dividend related to convertible preferred
  shares                                                                  --                --           (22,328)
                                                                ------------      ------------      ------------
Net loss attributable to ordinary
  shareholders                                                       $(3,152)          $(7,341)         $(35,204)
                                                                ============      ============      ============

Basic and diluted net loss per
  ordinary share                                                     $(0.62)           $(1.42)           $(3.06)
                                                               ============      ============      ============

Weighted average number of
  ordinary shares outstanding                                     5,089,000         5,161,000        11,501,722
                                                               ============      ============      ============


             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              CERAGON NETWORKS LTD.

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                        (In thousands, except share data)

                                                                                                   ADDITIONAL
                                                       ORDINARY      PREFERRED          SHARE       PAID-IN
                                                        SHARES        SHARES           CAPITAL      CAPITAL
                                                     ----------     ----------      ----------     ----------

Balance as of  January 1, 1998                        5,089,000             --      $       16     $      570
Deferred compensation                                        --             --              --            628
Amortization of deferred compensation                        --             --              --             --
Issuance of warrants                                         --             --              --            227
Net loss                                                     --             --              --             --
                                                     ----------     ----------      ----------     ----------
Balance as of December 31, 1998                       5,089,000             --              16          1,425

Deferred compensation                                        --             --              --         11,457
Amortization of deferred compensation                        --             --              --             --
Issuance of preferred shares, net (*)                        --      3,666,000               8          8,845
Conversion of convertible debentures                    151,750      1,386,000               4          3,744
Net loss                                                     --             --              --             --
                                                     ----------     ----------      ----------     ----------
Balance as of December 31, 1999                       5,240,750      5,052,000              28         25,471

Issuance of preferred shares, net (*)                        --      4,440,500              10         22,318
Issuance of ordinary shares, net (*)                  5,784,271             --              14         88,618
Conversion of preferred shares                        9,492,500     (9,492,500)             --             --
Dividend related to convertible preferred shares             --             --              --         22,328
Deferred compensation                                        --             --              --         11,488
Amortization of deferred compensation                        --             --              --             --
Issuance of warrants                                         --             --              --            125
Net loss                                                     --             --              --             --
                                                     ----------     ----------      ----------     ----------
Balance as of December 31, 2000                      20,517,521             --      $       52     $  170,348
                                                     ==========     ==========      ==========     ==========









                                                        DEFERRED       ACCUMULATED
                                                      COMPENSATION       DEFICIT         TOTAL
                                                     ---------------  --------------  -----------

Balance as of  January 1, 1998                        $     (249)     $   (1,404)     $   (1,067)
Deferred compensation                                       (628)             --              --
Amortization of deferred compensation                        304              --             304
Issuance of warrants                                          --              --             227
Net loss                                                      --          (3,152)         (3,152)
                                                      ----------      ----------      -----------
Balance as of December 31, 1998                             (573)         (4,556)         (3,688)

Deferred compensation                                    (11,457)             --              --
Amortization of deferred compensation                      1,758              --           1,758
Issuance of preferred shares, net (*)                         --              --           8,853
Conversion of convertible debentures                          --              --           3,748
Net loss                                                      --          (7,341)         (7,341)
                                                      ----------      ----------      -----------
Balance as of December 31, 1999                          (10,272)        (11,897)          3,330

Issuance of preferred shares, net (*)                         --              --          22,328
Issuance of ordinary shares, net (*)                          --              --          88,632
Conversion of preferred shares                                --              --              --
Dividend related to convertible preferred shares              --         (22,328)             --
Deferred compensation                                    (11,488)             --              --
Amortization of deferred compensation                      9,529              --           9,529
Issuance of warrants                                          --              --             125
Net loss                                                      --         (12,876)        (12,876)
                                                      ----------      ----------      -----------
Balance as of December 31, 2000                       $  (12,231)     $  (47,101)     $  111,068
                                                      ==========      ==========      ===========


(*)    Net of issuance expenses (1999 - $ 151,  2000 - $ 8,507).

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              CERAGON NETWORKS LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                              1998           1999          2000
                                                          ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                $  (3,152)     $  (7,341)     $ (12,876)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation                                              202            370            854
      Amortization of deferred compensation                     304          1,758          9,529
      Severance pay                                              30             98            352
       Deferred interest income - short-term
         deposit                                                 --             --           (256)
      Other                                                     131             24              4
  Changes in operating assets and liabilities:
      Increase in trade receivables                            (281)        (1,570)       (10,854)
      Increase in other receivables                            (162)          (457)        (4,487)
      Increase in inventories                                  (634)        (2,088)       (20,158)
      Increase in trade payables                                399          1,385          9,771
      Increase in other payables and accrued expenses           137            946          2,298
                                                          ---------      ---------      ---------
       Net cash used in operating activities                 (3,026)        (6,875)       (25,823)
                                                          ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                           (553)          (933)        (5,121)
  Proceeds from sales of property and equipment                  --             --             72
  Increase in short-term deposit                                 --             --        (10,000)
                                                          ---------      ---------      ---------
         Net cash used in investing activities                 (553)          (933)       (15,049)
                                                          ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in short-term credit                                 (74)            --             --
  Repayment of loan received from related party                  --             --         (1,173)
  Issuance of preferred shares                                   --          8,853         22,328
  Issuance of ordinary shares                                    --             --         88,632
  Proceeds from convertible debentures issued                 3,748             --             --
                                                          ---------      ---------      ---------
         Net cash provided by financing activities            3,674          8,853        109,787
                                                          ---------      ---------      ---------

INCREASE IN CASH AND CASH EQUIVALENTS                            95          1,045         68,915
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                            9            104          1,149
                                                          ---------      ---------      ---------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                          $     104      $   1,149      $  70,064
                                                          =========      =========      =========
INTEREST PAID                                             $       8      $     106      $      66
                                                          =========      =========      =========
NONCASH ACTIVITIES
  Conversion of convertible debentures                    $      --      $   3,748      $      --
                                                          =========      =========      =========
  Deferred interest expense upon issuance of warrants     $      --      $      --      $     125
                                                          =========      =========      =========
  Dividend related to convertible preferred shares        $      --      $      --      $  22,328
                                                          =========      =========      =========
  Transfer of inventory to fixed assets                   $      --      $      --      $     691
                                                          =========      =========      =========
  Purchase of fixed assets in payables                    $      --      $      --      $     842
                                                          =========      =========      =========

                              CERAGON NETWORKS LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 GENERAL

         Ceragon Networks Ltd. (formerly Giganet Ltd.) (the "Company") is an Israeli corporation that is engaged in one business segment - developing, manufacturing and marketing high capacity broadband wireless network equipment. In August 2000, the Company closed an initial public offering of its ordinary shares on NASDAQ.

         The Company has two wholly-owned subsidiaries, Ceragon Networks,Inc. in the U.S. and Ceragon Networks (UK) Ltd. in the United Kingdom. During 2000, and subsequent to year end, the Company established two additional wholly owned subsidiaries, Ceragon Networks SARL in France and Ceragon Networks Gmbh in Germany. The subsidiaries provide marketing, distribution, sales and technical support to the Company's customers in Europe.




NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

              A.  BASIS OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Ceragon Networks Inc., Ceragon Networks (UK) Ltd. and Ceragon Networks SARL. All material intercompany transactions and balances have been eliminated on consolidation.

              B.  FINANCIAL STATEMENTS IN U.S. DOLLARS

                  The financial statements of the Company have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. All of the Company's sales are made outside of Israel. A major portion of these sales are made in U.S. dollars or are dollar linked. A substantial portion of the purchases of materials and components are made in non-Israeli currencies.

                              CERAGON NETWORKS LTD.

NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles prescribed in Statement of Financial Accounting Standards (SFAS) No. 52 of the Financial Accounting Standards Board of the United States ("FASB"). Accordingly, items have been remeasured as follows:

                     Monetary items - at the exchange rate in effect on the balance sheet date.

                     Nonmonetary items - at historical exchange rates.

                     Revenues and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

                     All exchange gains and losses from the aforementioned remeasurement (which are immaterial for all periods presented) are reflected in the statement of operations. The representative rate of exchange of the New Israeli Shekel (NIS) at December 31, 2000 was U.S.$1-NIS 4.041, (December 31, 1999 and 1998 - NIS 4.153 and NIS 4.160).

              C.     CASH AND CASH EQUIVALENTS

                     All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

              D.     ALLOWANCE FOR DOUBTFUL ACCOUNTS

                     The allowance is determined based upon management's evaluation of specific receivables that are doubtful of collection. The allowance for doubtful accounts was $100 and $250 thousand as of December 31, 1999 and 2000, respectively.

              E.     INVENTORIES

                     Inventories are valued at the lower of cost or market, cost being determined mainly on the "moving average" basis.

                              CERAGON NETWORKS LTD.

NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              F.     PROPERTY AND EQUIPMENT

                     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to fourteen years.

              G.     RESEARCH AND DEVELOPMENT

                     Research and development expenses, net of participations by the Government of Israel through the Office of the Chief Scientist, are charged to operations as incurred.

                     Software development costs are considered for capitalization when technological feasibility is established according to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.

              H.     REVENUE RECOGNITION

                     Revenue from sales of equipment are recognized upon shipment, or, if applicable, at the end of the evaluation period, and when collectibility is probable.

              I.     INCOME TAXES

                     The Company accounts for income taxes under the asset and liability method of accounting in accordance with the provisions of SFAS 109, "Accounting for Income Taxes". Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement carrying amount and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

                              CERAGON NETWORKS LTD.

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)



NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              J.     FAIR VALUE OF FINANCIAL INSTRUMENTS

                     Unless otherwise noted, the carrying amount of financial instruments approximates fair value.

              K.     SHARE BASED COMPENSATION

                     The Company accounts for shares subject to options issued to employees under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees".

                     In accounting for options granted to persons other than employees, the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" were applied. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

              L.     BASIC AND DILUTED NET LOSS PER SHARE

                     Basic and diluted net loss per share are presented according to SFAS No. 128, "Earnings per share", for all periods presented.

                     Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. All convertible preferred shares and outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for all periods presented. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 1,855,000, 3,614,250 and 5,600,500 for the years ended December 31, 1998, 1999 and 2000.

                              CERAGON NETWORKS LTD.

NOTE 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              M.     USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              N.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet at its fair value. SFAS No. 133, as amended by SFAS No. 138, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS No. 133 must be adopted by the Company on January 1, 2001. The adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

                              CERAGON NETWORKS LTD.

NOTE 3   -    PROPERTY AND EQUIPMENT

                                            DECEMBER 31
                                         ------------------
                                         1999          2000
                                           (IN THOUSANDS)
                                         ------------------
Cost
  Research, development and
    manufacturing equipment             $1,483        $6,522
  Leasehold improvements                   113           405
  Office furniture and equipment           367         1,542
                                        ------        ------
                                         1,963         8,469
                                        ------        ------

Accumulated depreciation
  Research, development and
    manufacturing equipment                592         1,248
  Leasehold improvements                     8            35
  Office furniture and equipment            73           172
                                        ------        ------
                                           673         1,455
                                        ------        ------

Net book value                          $1,290        $7,014
                                        ======        ======

For the years ended December 31, 1998, 1999 and 2000 depreciation expense was $202 thousand, $370 thousand and $854 thousand, respectively.


NOTE 4A   -       CASH AND CASH EQUIVALENTS

                                                      DECEMBER 31
                                                 -------------------
                                                  1999          2000
                                                    (IN THOUSANDS)
                                                 -------------------
Bank deposits in U.S. dollars (bearing
  annual interest rates of 6.6% to 6.7%)        $   224        $63,816
Bank deposits in NIS (bearing annual
  interest rate of 7.1%)                            149          1,557
Cash in banks                                       776          4,691
                                                -------        -------
                                                $ 1,149        $70,064
                                                =======        =======

NOTE 4B   -       SHORT TERM DEPOSIT

                  Consists of a deposit in U.S. dollars in bank with original maturity of more than three months, bearing interest of 6.8%. The maturity of the Company's deposit was 46 days at December, 2000.

                              CERAGON NETWORKS LTD.

NOTE 5 - LOAN FROM RELATED PARTY

         The loan (linked to the Israeli Consumer Price Index) was repaid in August 2000, upon the Company's consummation of an initial public offering.


NOTE 6 - ACCRUED SEVERANCE PAY

         Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and to employees leaving its employment in certain other circumstances. The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employees' employment, is reflected in the Company's balance sheet on the accrual basis and is partially funded by purchase of insurance policies in the name of the Company. Severance pay expenses amounted to $102 thousand, $231 thousand, $636 thousand, for the years ended December 31, 1998, 1999 and 2000, respectively.


NOTE 7 - COMMITMENTS

         A. The Company is committed to pay royalties to the Government of Israel on revenues from product sales, of which the research and development was undertaken with Government grants. Royalties are payable from the commencement of sales of each of these products according to the relevant regulations, until the cumulative amount of the royalties paid equals 100% of the amount of the grants received (for grants received under programs approved subsequent to January 1, 1999 - 100% plus interest at LIBOR). The royalty payment schedule is as follows: 3% of revenues during the first three years, 4% during the following three years and 5% in the seventh year and thereafter. The Company's total obligation for royalties in respect of Government participation received or accrued, net of royalties paid, amounted to approximately $5,057 thousand as of December 31, 2000.

                              CERAGON NETWORKS LTD.

NOTE 7 - COMMITMENTS (CONT.)

         A.       (Cont.)

                  The Company is committed to pay royalties to the fund for the encouragement of marketing activities of the Government of Israel on the total increase in export sales up to the total amount of the grants received. The royalties are payable commencing from the end of the second year of implementation of the plan. The Company's total obligation for royalties in respect of government participation received or accrued, net of royalties paid, amounted to approximately $180 thousand as of December 31, 2000.

                  The Company is committed to pay royalties to a subcontractor for a component's development and its integration into certain of the Company's products. Royalties will be paid at the rates of 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. As of December 31, 2000, the Company is in its third year of revenues under the above mentioned plan. The royalties are calculated as a rate of sales collection.

         B. The Company operates from leased premises in Israel, Europe and the U.S. A portion of the premises occupied by the Company in Israel is leased under a rental agreement with related parties. The rental agreements expire in the years 2001 to 2005, and are renewable at the Company's option. Annual minimum future rental payments due under the above agreements, at the exchange rate in effect on December 31, 2000 are as follows:

                                                 RENTAL
                                                PAYMENTS
                                              --------------
                                              (IN THOUSANDS)
                  2001                         $    2,597
                  2002                              2,264
                  2003                              2,187
                  2004                              2,187
                  2005                              1,707
                                               ----------
                                               $   10,942
                                               ==========

                              CERAGON NETWORKS LTD.

NOTE 8 - SHAREHOLDER'S EQUITY

         A. In 1998, 122,500 warrants were granted to a subcontractor for certain research and development services rendered. The warrants have an exercise price of less than $0.01 per share and expire in 2011. The fair value of the warrants at the date of grant was $227 thousand and was charged to research and development expense.

                  The Company has recorded a preferred share dividend of approximately $22 million representing the value of the beneficial conversion feature upon the issuance of preferred shares in February 2000 and of Series B preferred shares in March 2000. The beneficial conversion feature was calculated based on the difference between the conversion price of $2.45 and $5.11 per share, respectively, and the estimated fair value of the ordinary shares at the dates of issuances, but limited to the amount of the proceeds from the issuances of the preferred shares.

                  In August 2000, the Company closed its initial public offering of its ordinary shares on NASDAQ. The Company issued 5,750,000 ordinary shares in consideration for approximately $88.6 million, net of issuance expenses. In addition, all Preferred shares were converted to an equal number of ordinary shares.

                  Prior to the consummation of the initial public offering of its ordinary shares, the Company effected a 100-to-1 stock split with respect to its ordinary shares and issue 1.50 shares for each outstanding ordinary share as a share dividend. All references to per share amounts and the number of shares in these financial statements have been restated to reflect the stock split and the share dividend.

                  In February 2000, the Company received a line of credit from a bank in the amount of $6 million for a period of 36 months. In consideration for the line of credit, the Company registered a floating charge on all its assets in favor of the bank. The Company also issued to the bank a warrant to purchase ordinary shares of the Company for an aggregate exercise price of up to $900 thousand. Based on a private placement in March 2000 the bank became entitled to purchase 34,271 ordinary shares, at an exercise price of $5.11 per share. The fair value of the warrant at date of grant was $125 thousand and the Company will record financing expense in the total amount of $125 thousand over a period of three years. The warrant was exercised upon the Company's IPO in August 2000.

                              CERAGON NETWORKS LTD.

NOTE 8 - SHAREHOLDER'S EQUITY (CONT.)

         B. The incentive stock option plan and the affiliate employees stock option plan established by the Company which provide for the grant by the Company of options to purchase 6,096,500 ordinary shares to employees and consultants of the Company. The options vest ratably, primarily over a four or five year period. The incentive stock option plan is structured according to Section 102 of the Israeli Income Tax Ordinance and the affiliate employees option plan is structured according to Section 3(9) of the Israeli Income Tax Ordinance. The options expire 62 months after date of issuance.

                  Transactions related to the above discussed employee options during the years ended December 31, 1998, 1999 and 2000 were as follows:


                                                 YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------------------
                                     WEIGHTED               WEIGHTED               WEIGHTED
                                     AVERAGE                AVERAGE                AVERAGE
                                     EXERCISE               EXERCISE               EXERCISE
                           1998       PRICE       1999       PRICE       2000       PRICE
                         ---------    -----     ---------    -----     ---------    -----
Options outstanding at
  beginning of year      1,494,500    $  (*)    1,855,000    $  (*)    3,614,250       (*)
Options granted            360,500       (*)    1,759,250       (*)    1,986,250     7.05
                         ---------    -----     ---------    -----     ---------    -----
Options outstanding at
  end of year            1,855,000       (*)    3,614,250       (*)    5,600,500     2.55
                         =========    =====     =========    =====     =========    =====
Exercisable at end of
  year                     594,250    $  (*)    1,020,500    $  (*)    1,718,000     0.03
                         =========    =====     =========    =====     =========    =====

Weighted average fair
  value of options
  granted                 $  1.74                $  6.51                $  5.78
                         =========              =========              =========

(*)  Less than $0.01

                              CERAGON NETWORKS LTD.

NOTE 8 - SHAREHOLDER'S EQUITY (CONT.)

         The following table summarizes information about employee options outstanding at December 31, 2000:

                    OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
---------------------------------------------------------   ---------------------------
                                  WEIGHTED -
                    NUMBER         AVERAGE     WEIGHTED -       NUMBER       WEIGHTED -
   EXERCISE     OUTSTANDING AT    REMAINING      AVERAGE    OUTSTANDING AT     AVERAGE
    PRICE         DECEMBER 31    CONTRACTUAL    EXERCISE      DECEMBER 31     EXERCISE
                     2000            LIFE         PRICE          2000           PRICE
-------------   --------------   -----------   ----------   --------------   ----------
      (*)            3,960,250       2.84            (*)         1,709,250         (*)
    1.80                 3,750       4.25          1.80              3,750       1.80
    4.09               450,000       4.44          4.09                  -       4.09
    8.18               493,250       4.65          8.18              5,000       8.18
11.00 - 13.00          645,000       5.06         11.59                  -      11.59
    17.00               48,250       4.79         17.00                  -      17.00
                --------------                              --------------
                     5,600,500                                   1,718,000
                ==============                              ==============

(*) Less than $ 0.01

         The Company accounts for stock option grants in accordance with APB 25. The total amount of deferred compensation resulting from the difference between the exercise price and the fair market value on the date of the grant of $628 thousand, $11.5 million and $11.5 million is included in shareholders' equity for the years ended December 31, 1998, 1999 and 2000, respectively, and is being amortized over the vesting periods of the respective options in accordance with APB 25. Compensation cost that has been charged to operations for the years ended December 31, 1998, 1999 and 2000 amounted to $304 thousand, $1.8 million, $9.5 million, respectively.

         If deferred compensation had been determined under the alternative fair value accounting method provided for under FASB Statement No. 123 "Accounting for Stock-Based Compensation", using the "minimum value" method with the following weighted average assumptions used for grants for the years ended December 31, 1998, 1999 and 2000: (1) expected life of the options of 2.5 - 3 years; (2) dividend yield of 0%; (3) expected volatility of 70% - 1998 and 1999; 110% - 2000 and (4) risk-free interest rate of 5%, the effect on the Company's net loss and net loss per share would have been immaterial for the years ended December 31, 1998 and 1999.

                              CERAGON NETWORKS LTD.

NOTE 8 - SHAREHOLDER'S EQUITY (CONT.)

         In December 31, 2000, the effect on the Company's net loss and net loss per share would have been increased to the following proforma amounts:

                                                       2000
                                                    ----------
         Net loss:
          As reported                               $ (12,876)
          Pro Forma                                   (15,127)

         Basic and diluted net loss per share:
          As reported                               $   (1.12)
          Pro Forma                                     (1.32)


NOTE 9 - TAXES ON INCOME

         A. Until December 31, 1998, the Company was considered a "Family Company" for tax purposes (according to Section 64A of the Israeli Income Tax Ordinance). Accordingly, until December 31, 1998, the Company's losses for tax purposes were assigned to shareholders and are not available to the Company. As of January 1, 1999, the Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, which provides for an adjustment to taxable income for the effects of inflation (based on the Israeli Consumer Price Index) on that portion of shareholders' equity not invested in inflation resistant assets.

         B. The Company's investment plan totaling $678 thousand has been granted "Approved Enterprise" status through the "Alternatives Benefits" program, under the Law for Encouragement of Capital Investments, 1959. In respect of this plan, the Company is entitled to a tax exemption for the first two years in which it has taxable income, and in addition a reduced income tax rate of 25% (instead of the regular rate of 36%) on taxable income derived from the

                  "Approved Enterprise" for an additional period of five years. Should more than 25% of the Company be owned by foreign shareholders, the benefit period would be ten years. Due to the reported losses, the benefit period has not yet commenced.

                              CERAGON NETWORKS LTD.

NOTE 9 - TAXES ON INCOME (CONT.)

         B.       (Cont.)

                  In December 2000, the Company was granted "Approved Enterprise" status for a new investment plan for the expansion of its Jerusalem plant totaling approximately $1 million.

         C. As of December 31, 2000, the Company has carryforward tax losses in the amount of approximately $4 million, which may be carried forward indefinitely. Ceragon Networks Wireless Systems Inc., which is subject to U.S. income taxes, has a loss carryforward as of December 31, 2000 amounting to approximately $1.6 million, which expires in 2019. The Company has provided a valuation allowance for the full amount of the tax benefit deriving from the carryforward losses due to its history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

         D. The Company has not received final tax assessments since its incorporation (1996).

                              CERAGON NETWORKS LTD.



NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

         A.       OTHER RECEIVABLES

                                                             DECEMBER 31
                                                          -----------------
                                                           1999       2000
                                                            (IN THOUSANDS)
                                                          -----------------
                  Government participation receivable     $  279    $ 2,889
                  Value Added tax authorities                218        305
                  Prepaid expenses                           133        410
                  Advances to suppliers                       --      1,301
                  Other                                       58        395
                                                          ------    -------
                                                          $  688    $ 5,300
                                                          ======    =======


         B.       INVENTORIES

                                                             DECEMBER 31
                                                          -----------------
                                                           1999       2000
                                                            (IN THOUSANDS)
                                                          -----------------
                  Components                              $1,292    $12,083
                  Work in progress                         1,144      7,934
                  Finished goods                             287      2,173
                                                          ------    -------
                                                          $2,723    $22,190
                                                          ======    =======


         C.       OTHER PAYABLES AND ACCRUED EXPENSES

                                                             DECEMBER 31
                                                          -----------------
                                                           1999       2000
                                                            (IN THOUSANDS)
                                                          -----------------
                  Employees and related expenses          $  214    $ 1,327
                  Accrued expenses                           556      1,795
                  Other                                      426        372
                                                          ------    -------
                                                          $1,196    $ 3,494
                                                          ======    =======

                              CERAGON NETWORKS LTD.

         D.       REVENUES

                                             DECEMBER 31
                                    ------------------------------
                                     1998       1999         2000
                                           (IN THOUSANDS)
                                    ------------------------------
                  United States     $  208     $ 2,093     $15,922
                  Europe               218       2,218      11,168
                  Others                --         241       2,107
                                    ------     -------     -------
                                    $  426     $ 4,552     $29,197
                                    ======     =======     =======

                                               DECEMBER 31
                                       ----------------------------
                                       1998        1999        2000
                                        %           %           %
                                       ----------------------------
                  Customer A            49          45          37
                  Customer B            18          11          (*)
                  Customer C            --          10          (*)
                  Customer D            --          --          19
                  Customer E            10          (*)         (*)
                  Customer F            10          (*)         (*)

                  (*) Less than 10%

                              CERAGON NETWORKS LTD.



NOTE 11 - RELATED PARTY BALANCES AND TRANSACTIONS

                                               FOR THE YEAR ENDED
                                                  DECEMBER 31
                                           --------------------------
                                            1998      1999      2000
                                                 (IN THOUSANDS)
                                           --------------------------
         Transactions:

         Cost of sales                      $ 59      $392     $1,533

         Research and development
           expenses                          163       126        326

         Marketing and selling expenses       66       199        248

         General and administrative
           expenses (including rent
           expense)                          112       214        256

         Financing expenses (income)         (96)       13         77

         The above includes all of the expenses incurred by related parties on behalf of the Company. The expenses are mostly based on specific identification and management believes that the allocation methods used are reasonable.

                                                  DECEMBER 31
                                            -----------------------
                                            1998      1999     2000
                                                 (IN THOUSANDS)
                                            -----------------------
         Balances:

         Trade payables, other payables
           and accrued expenses             $259      $234     $270


NOTE 12 - SUBSEQUENT EVENT

         Subsequent to year end, the Company entered into agreements with international suppliers pursuant to which the Company is committed to purchase certain products from these suppliers. The initial minimum purchase commitments under these agreements are approximately $27 million.

                              CERAGON NETWORKS LTD.



NOTE 13 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL SHEKELS
          (IN THOUSANDS)

                                                                  DECEMBER 31
                                                             ----------------------
                                                               1999          2000
                                                             --------      --------
         ASSETS
           CURRENT ASSETS
             Cash and cash equivalents                          3,746       281,701
             Short-term deposits, net                              --        41,444
             Trade receivables                                  7,474        65,759
             Other receivables                                  2,814        20,426
             Inventories                                       11,176        84,932
                                                             --------      --------
               Total current assets                            25,210       494,262
                                                             --------      --------

         LONG-TERM LOANS AND INVESTMENTS
           Long-term loans to related party                     2,802         4,822
           Investments in related party                            40           166
                                                             --------      --------
                                                                2,842         4,988
                                                             --------      --------

         PROPERTY AND EQUIPMENT
           Cost                                                 7,495        32,374
           Less - accumulated depreciation                      2,417         5,353
                                                             --------      --------
                                                                5,078        27,021

           Total assets                                        33,130       526,271
                                                             ========      ========
         LIABILITIES AND SHAREHOLDERS'
           DEFICIENCY

         CURRENT LIABILITIES
           Trade payables                                       7,685        49,488
           Other payables and accrued expenses                  5,059        14,346
                                                             --------      --------
               Total current liabilities                       12,744        63,834
                                                             --------      --------

         LONG-TERM LIABILITIES
           Loan from related party                              4,874            --
           Accrued severance pay, net                             627         2,038
                                                             --------      --------
               Total long-term liabilities                      5,501         2,038
                                                             --------      --------

               Total liabilities

         SHAREHOLDERS' EQUITY
           Share capital                                          104           208
           Additional paid-in capital                          71,860       689,756
           Deferred compensation                               (9,821)      (50,425)
           Accumulated deficit                                (47,258)     (179,140)
                                                             --------      --------
               Total shareholders' equity                      14,885       460,399
                                                             --------      --------

               Total liabilities and shareholders' equity      33,130       526,271
                                                             ========      ========

                              CERAGON NETWORKS LTD.



NOTE 13 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL SHEKELS
          (IN THOUSANDS)(CONT.)

                                                            FOR THE YEAR ENDED
                                                                DECEMBER 31
                                                          ----------------------
                                                            1999          2000
                                                          --------      --------
         REVENUES                                           19,113       121,759

         COST OF REVENUES                                   15,186        71,708
                                                          --------      --------

                  Gross profit                               3,927        50,051
                                                          --------      --------

         RESEARCH AND DEVELOPMENT EXPENSES                  20,579        40,238

         LESS - PARTICIPATION FROM THE
           GOVERNMENT OF ISRAEL                              6,712         8,923
                                                          --------      --------

                                                            13,867        31,315
                                                          --------      --------

         MARKETING AND SELLING EXPENSES                      9,562        25,386

         GENERAL AND ADMINISTRATIVE EXPENSES                 2,001         7,837

         AMORTIZATION OF DEFERRED COMPENSATION               7,303        38,511
                                                          --------      --------

              Total operating expenses                      32,733       103,049
                                                          --------      --------

              Operating loss                               (28,806)      (52,998)

         FINANCING INCOME (EXPENSES), NET                      665        11,343
                                                          --------      --------

                  Net loss                                 (28,141)      (41,655)
                                                          --------      --------

         DIVIDEND RELATED TO CONVERTIBLE
         PREFERRED SHARES                                       --       (90,227)
                                                          --------      --------

              Net loss attributable to ordinary shares     (28,141)     (131,882)
                                                          --------      --------

         ACCUMULATED DEFICIT - BEGINNING
           OF THE YEAR                                     (19,117)      (47,258)
                                                          --------      --------

         ACCUMULATED DEFICIT - END OF THE YEAR             (47,258)     (179,140)
                                                          ========      ========

                                  # # # # # # #

                                    EXHIBITS


1.1 Memorandum of Association (English translation accompanied by Hebrew original)*

1.2      Articles of Association**

4.1 Tenancy Agreement, dated as of February 22, 2000, by and among Ceragon, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)***

8.1      List of Subsidiaries

10.1     Consent of Luboshitz Kasierer


* Previously filed as exhibit 3.1 in connection with the Ceragon's Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

** Previously filed as exhibit 3.2 in connection with the Company's Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

*** Previously filed as exhibit 10.3 in connection with the Company's Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.