Form 20-F
period 2001-12-31
CERAGON NETWORKS LTD
filed 2002-04-08
CIK 1119769

As filed with the Securities and Exchange Commission on April 8, 2002

                                                     Commission File No. 0-30862

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

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

                                      None

                              (Title of each Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

               Ordinary Shares, Par Value NIS .01(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

                                (Title of Class)
                       ----------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2001, Registrant had 22,165,196 Ordinary Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES |X| NO


Indicate by check mark which financial statement item the registrant has elected to follow: ITEM 17 ITEM 18 |X|

                                TABLE OF CONTENTS
                                                                            PAGE

ITEM 1.   Identity of Directors, Senior Management and Advisers............    1
ITEM 2.   Offer Statistics and Expected Timetable..........................    1
ITEM 3.   Key Information..................................................    1
          Selected Financial Data..........................................    1
          Risk Factors.....................................................    2
ITEM 4.   Information on the Company.......................................   19
          History and Development of the Company...........................   19
          Business Overview................................................   19
          Industry Background..............................................   20
          Our Solution.....................................................   23
          Products ........................................................   26
          Network Applications ............................................   27
          Customer Service and Support.....................................   28
          Manufacturing and Assembly.......................................   28
          Competition......................................................   29
          Customers and Markets............................................   29
          Intellectual Property............................................   31
          Conditions in Israel.............................................   31
          Organizational Structure.........................................   39
          Property, Plant and Equipment....................................   39
ITEM 5.   Operating and Financial Review and Prospects.....................   40
          Overview.........................................................   40
          Results of Operations............................................   42
          Year Ended December 31, 2000 and 2001............................   43
          Year Ended December 31, 1999 and 2000............................   44
          Impact of Inflation and Currency Fluctuations....................   45
          Effects of Government Regulations and Location on the
               Company's Business..........................................   46
          Liquidity and Capital Resources..................................   46
ITEM 6.   Directors, Senior Management and Employees.......................   48
          Directors and Senior Management..................................   48
          Compensation of Directors and Executive Officers.................   51
          Board Practices..................................................   51
          Employees........................................................   61
          Share Ownership..................................................   61
          Stock Option Plans...............................................   62
ITEM 7.   Major Shareholders and Related Party Transactions................   64
          Major Shareholders...............................................   64
          Related Party Transactions.......................................   66
ITEM 8.   Financial Information............................................   68
          Consolidated Statements and Other Financial Information..........   68
          Export Sales.....................................................   68
          Legal Proceedings................................................   68
          Dividends........................................................   68
          Corporate Tax Rate...............................................   69
          Government Grants................................................   70
ITEM 9.   The Offer and Listing............................................   71
ITEM 10.  Additional Information...........................................   72
          Memorandum and Articles of Association...........................   72
          Material Contracts...............................................   72
          Exchange Controls................................................   72
          Taxation.........................................................   72
          Documents on Display.............................................   79
ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk.......   79
ITEM 12.  Description of Securities Other than Equity Securities...........   80
ITEM 13.  Defaults, Dividend Arrearages and Delinquencies..................   80
ITEM 14.  Material Modifications to the Rights of Security Holders
               and Use of Proceeds.........................................   80
          Use of Proceeds..................................................   80
ITEM 15.  [RESERVED].......................................................   80
ITEM 16.  [RESERVED].......................................................   80
ITEM 17.  Financial Statements.............................................   81
ITEM 18.  Financial Statements.............................................   81
ITEM 19.  Exhibits.........................................................   81

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         The selected financial data of Ceragon Networks Ltd. and its consolidated subsidiaries (together, "Ceragon," "we," or "us") set forth below is derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and cover the period from our incorporation on July 23, 1996 through December 31, 2001. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.


                                                   1997          1998          1999          2000          2001
                                                ----------    ----------    ----------    ----------    ----------
CONSOLIDATED STATEMENT OF OPERATIONS
   DATA:
Revenues..............................          $      --     $     426     $   4,552      $ 29,197       $24,852
Cost of revenues......................                 --           316         3,624        16,605        45,282
                                                ----------    ----------    ----------    ----------    ----------
Gross profit (loss)--before non-cash
   compensation expense...............                 --           110           928        12,592       (20,430)
Non-cash compensation expense.........                 --            46            73           603           400
                                                ----------    ----------    ----------    ----------    ----------
Gross profit (loss)...................                 --            64           855        11,989       (20,830)
                                                ----------    ----------    ----------    ----------    ----------
Operating expenses:

    Research and development, net of
      non-cash compensation expense of
      $87, $145, $470,  $3,408 and
      $2,248, respectively............              1,819         3,330         5,000         9,904        12,967

    Less: participation by the Chief
      Scientist of the Government of
      Israel..........................                741         1,176         1,621         2,211         2,660
                                                ----------    ----------    ----------    ----------    ----------
    Research and development, net.....              1,078         2,154         3,379         7,693        10,307
                                                ----------    ----------    ----------    ----------    ----------


    Marketing and selling, net of
      non-cash compensation expense of
      $0, $113, $664, $3,085 and
      $1,984, respectively............                 40           669         2,560         8,790        11,924



                                                   1997          1998          1999          2000          2001
                                                ----------    ----------    ----------    ----------    ----------
    General and administrative, net of
      non-cash compensation expense of
      $0, $0, $551,
       $2,433 and $1,799, respectively                 56           225           483         1,926         5,770
    Amortization of deferred
      compensation....................                 87           258         1,685         8,926         6,031
          Restructuring costs                          --            --            --            --         4,750
                                                ----------    ----------    ----------    ----------    ----------
         Total operating expenses.....              1,261         3,306         8,107        27,335        38,782
                                                ----------    ----------    ----------    ----------    ----------
Operating loss........................             (1,261)       (3,242)       (7,252)      (15,346)      (59,612)
Financing income (expenses), net......                 (3)           90           (89)        2,470         2,769
                                                ----------    ----------    ----------    ----------    ----------

Net loss..............................          $  (1,264)    $  (3,152)    $  (7,341)    $ (12,876)    $ (56,843)
Dividend related to convertible
   preferred shares...................                 --            --            --       (22,328)           --
                                                ----------    ----------    ----------    ----------    ----------
Net loss attributable to ordinary
   shareholders.......................             (1,264)       (3,152)       (7,341)      (35,204)      (56,843)
                                                ==========    ==========    ==========    ==========    ==========

Basic and diluted net loss per
   ordinary share.....................            $ (0.25)      $ (0.62)      $ (1.42)    $    (3.06)    $  (2.69)
                                                ----------    ----------    ----------    ----------    ----------

Weighted average number of ordinary
   shares used to compute basic and
   diluted net loss per share.........          5,089,000     5,089,000     5,161,000     11,501,722    21,099,336
                                                ==========    ==========    ==========    ==========    ==========

         All outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.


                                                1997         1998         1999          2000        2001
                                             ---------    ---------    ---------      ---------   --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, short term
deposits, short-term investments and
long-term investments                        $      9     $    104     $  1,149       $ 80,320    $53,721
Working capital...                               (174)         357        3,365        104,558     55,361
Total assets......                                454        2,082        7,938        128,050     72,086
Total long term debt.......                     1,246        4,718        1,173           --          --
Shareholders' equity (deficit)                 (1,067)      (3,688)       3,330        111,068     60,619

RISK FACTORS

         This annual report includes certain statements that are intended to be, and are hereby identified as, "forward looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our company, including, among other things:

o        our strategy

o        market demand and acceptance of our products and technology

o        projected capital expenditures and liquidity

o        development of new products

o        our suppliers

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

WE HAVE A HISTORY OF OPERATING AND NET LOSSES. WE MAY NOT OPERATE PROFITABLY IN THE FUTURE.

         We incurred significant operating and net losses in every fiscal year since our inception and we may continue to incur losses in the future. We reported net losses of $3.2 million for 1998, $7.3 million for 1999, $12.9 million for 2000, and $56.8 million for 2001. As of December 31, 2001, our accumulated deficit was $103.9 million. Despite continuing expense reduction measures, our operating expenses may not decrease as rapidly as anticipated. As a result, net cash outflows and operating and net losses may continue for the near term. If our sales do not increase as anticipated or if our expenses increase at a greater pace than our revenues, we will not be profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

BECAUSE OF THE ECONOMIC DOWNTURN IN THE UNITED STATES ECONOMY AND TIGHTENING OF GLOBAL CAPITAL MARKETS FOR TELECOMMUNICATIONS PROJECTS, THE DEMAND FOR OUR PRODUCTS AND SERVICES MAY CONTINUE TO DECREASE.

         Due to the economic downturn in the United States, as well as the global tightening of the capital markets for telecommunications and mobile cellular projects during calendar 2001, our business opportunities in the United States, Europe, Asia and other countries and geographic regions where we conduct business have diminished. To the extent that the economic downturn and the global tightening of the capital markets continue, the demand for our products and services may decrease further in these countries and geographical regions. This could result in our customers delaying or canceling the purchase of our products, which would have a significant negative impact on our revenues. Due to the collapse of the CLEC business in the United States, we expect little, if any, business from the CLEC market in 2002. This may result in a further revenue decline in 2002 as compared to 2001.

OUR PRODUCTS HAVE LENGTHY SALES CYCLES. THIS ADDS COST TO OUR SALES EFFORTS AND UNCERTAINTY AS TO THEIR RESULTS.

         Our products have lengthy sales cycles. For example, it typically takes from six to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. Because of this, we are often required to devote more time to, and spend more money on, marketing our products than would be necessary if sales were made more quickly. We believe that the length of the sales cycles will continue to increase in light of the more conservative spending by many customers and potential customers due to current market circumstances.

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF REVENUES.

         In certain fiscal quarters, relatively few customers have accounted for a large percentage of our revenues. Our business may be seriously harmed if we experience a loss of any of our significant customers, or we suffer a substantial reduction in orders from these customers. During 2001, two of our significant customers, Winstar Communications, Inc. and Advanced

Radio Telecom Corp., filed for protection under Chapter 11 of the U.S. Bankruptcy Code. We have experienced a reduction in revenues due to the bankruptcies of these customers and we may suffer a further reduction in revenues from other customers who may experience similar difficulties. The worldwide telecommunications industry is dominated by a small number of large corporations, and we expect that a significant portion of our future product sales will continue to be concentrated in a limited number of customers. In addition, our customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or our inability to gain additional customers could result in further declines in our revenues. If these revenue declines occur, our business, financial condition, and results of operations could be harmed.

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

         Some of our customers have purchased our products as part of a larger network deployment program that can require capital expenditures of hundreds of millions of dollars. In some circumstances, these customers require their equipment vendors to integrate equipment into these larger networks and finance deployment. We do not currently provide this large scale integration or financing. We rely on third parties who sell our products for integration into service providers' and enterprise customers' networks. If we are unable to identify such third parties that are willing and able to provide this integration or financing, we would be at a competitive disadvantage or may not be able to effectively compete for the business of some customers.

IF WE FAIL TO MAINTAIN OUR EXISTING RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS OF COMMUNICATIONS EQUIPMENT, OUR DISTRIBUTION CHANNELS COULD BE HARMED. THIS COULD CAUSE OUR REVENUES TO DECREASE.

         Our relationships with a limited number of original equipment manufacturers of communications equipment are intended to provide our customers with easier access to financing and to systems integrators with a variety of equipment and service capabilities. A limited number of such original equipment manufacturers have the financial resources or technical expertise necessary to sell, or to integrate, our products globally. If we are not successful in maintaining and developing these relationships or if these original equipment manufacturers reduce their purchasing of our products, our revenues may decrease.

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

         We currently rely on independent manufacturers to produce circuit boards and other components used in our products. We do not have long-term contracts with many of these independent manufacturers. Except for one such manufacturer, each of our independent manufacturers could terminate its relationship with us at any time. Our agreement with that manufacturer was signed during the first quarter of 2001 and is valid for an initial term of two years. We have experienced and may in the future experience delays in shipments from these manufacturers. This could delay product shipments to our customers. We may in the future experience other manufacturing problems, including inferior quality and insufficient quantities of components. These delays, quality problems and shortages could result in delayed deliveries, penalties, equipment replacement costs and possible cancellation of orders. If our manufacturers experience financial, operational, manufacturing capacity or other difficulties, our supply may be disrupted and we may be required to seek alternate manufacturers. In addition, due to the current economic downturn, our suppliers have experienced and are continuing to experience various financial difficulties which may impact their ability to supply the materials, components and subsystems that we require. We may be unable to secure alternate manufacturers that meet our needs. Moreover, qualifying new manufacturers and commencing volume production is expensive and time consuming. If we are required or choose to change manufacturers, our sales and our customer relationships may suffer.

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

         We currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single source supplier. We generally do not have long-term supply contracts with our suppliers. Our dependence on a limited number of suppliers subjects us to the following risks:

          o Our suppliers could increase component prices significantly at any time and with immediate effect. This would increase our component procurement costs and could result in reduced gross margin.

          o Our suppliers may experience shortages in components and interrupt or delay their shipments to us. This may delay our product shipments to our customers and result in penalties and/or cancellation of orders for our products.

          o Our suppliers could discontinue the manufacture or supply of components used in our systems. If this occurs and we are unable to develop alternative sources for components, we might need to modify our products. This would likely interrupt our manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and force us to accept lower gross margins.

          o We may purchase more inventory than is immediately required to compensate for potential component shortages or discontinuation. Such inventory can become obsolete.

AS A RESULT OF MATERIALS ORDER CANCELLATIONS AND DELIVERY POSTPONEMENTS TO OUR VENDORS, WE MAY BE SUBJECT TO LEGAL ACTION BY SUCH VENDORS WHICH, IF SUCCESSFUL, COULD RESULT IN DAMAGES AGAINST US.

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

         The acceptance of the broadband wireless equipment which we and our competitors sell as a means of delivering data, video and voice traffic will depend upon numerous factors, including:

          o    its capacity to handle growing volumes of traffic;

          o    its cost effectiveness;

          o    its reliability and security;

          o the availability of sufficient equipment, frequency bands and installation sites; and

          o    its performance in extreme weather conditions.

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

         The market for our products is new and emerging. It is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, our success will depend on our ability to: o develop and market new products in a timely manner to keep pace with developments in technology;

          o    meet evolving customer requirements;

          o    enhance our current product offerings; and

          o    deliver products through appropriate distribution channels.

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

WE FACE INTENSE COMPETITION FROM OTHER BROADBAND WIRELESS EQUIPMENT PROVIDERS. OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR SALES.

         The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business. A number of large communications equipment suppliers, including Alcatel, DMC Stratex Networks, Nera Telecommunications, L.M. Ericsson, Microwave Communications Division of Harris Corporation, NEC, Marconi, SIAE, Siemens AG, as well as several private companies currently in the startup stage, and a number of other companies have developed or are developing products that compete with ours. Some of our competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. Some also have greater name recognition and a larger customer base than we have. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. Some of our competitors have product lines that compete with ours, and are also original equipment manufacturers (OEMs) through which we market and sell our products. Some of our largest customers could internally develop the capability to manufacture products similar to those manufactured by us and, as a result, their demand for our products and services may decrease. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. We expect to face increasing competitive pressures from both current and future competitors. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly. We also expect that industry consolidation will increase competition.

         We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We cannot assure you that we will have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully.

CONSOLIDATION WITHIN THE TELECOMMUNICATIONS INDUSTRY AND AMONG SUPPLIERS COULD DECREASE OUR REVENUES.

         The telecommunications industry has experienced significant consolidation among its participants, and we expect this trend to continue. Some operators in this industry have experienced financial difficulty and have filed, or may file, for bankruptcy protection or have been or may be acquired by other operators. Other operators may merge and one or more of our competitors may supply products to such companies that have merged or will merge. This consolidation could result in purchasing decision delays by the merged companies and decrease opportunities for us to supply our products to the merged companies. We may also see similar consolidation among suppliers which may further decrease our opportunity to market and sell our products.

COMPETITION MAY RESULT IN INCREASED PRESSURE ON THE PRICES FOR OUR PRODUCTS, WHICH COULD RESULT IN DECREASED REVENUES.

         We participate in a highly volatile industry that is characterized by vigorous competition for market share and rapid technological development. Furthermore, our customers and potential customers are increasingly concentrating on limitations and reductions on their capital expenditures as well as return on investment (ROI) in connection with their purchasing decisions. These factors could result in aggressive pricing practices and growing competition both from start-up companies and from well-capitalized telecommunication systems providers. Manufacturers of digital microwave telecommunications equipment are likely to experience price pressure, which might result in downward pricing pressure on our products. Our future profitability is dependent upon our ability to improve manufacturing efficiencies, reduce costs of materials used in our products, and to continue to introduce new products and product enhancements. Any inability by us to effectively respond to such situation, may harm our business, financial condition and results of operations.

WE ALSO FACE INTENSE COMPETITION FROM BROADBAND TECHNOLOGIES THAT COMPETE WITH WIRELESS TRANSMISSION WHICH COULD HURT OUR SALES.

         Our products also compete to a certain extent with other high-speed communications solutions discussed elsewhere in this annual report, including free space optics, low to medium capacity point-to-point radios, fiber optic lines, and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

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

THE GLOBAL ECONOMIC SLOWDOWN HAS PARTICULARLY AFFECTED TELECOMMUNICATIONS EQUIPMENT MANUFACTURERS AND SERVICE PROVIDERS, AND THE DEMAND FOR
TELECOMMUNICATIONS EQUIPMENT, SUCH AS OURS, HAS DIMINISHED.

         The global economic slowdown has resulted in reduced demand for advanced telecommunications equipment due to cost cutting and general spending limits imposed by telecommunications service providers. This has had a significant impact on products like ours.

OUR RECENT PENETRATION IN THE CELLULAR INDUSTRY MAY RESULT IN INCREASED R&D SPENDING TO MEET DEVELOPING CUSTOMER NEEDS.

         We have recently expanded sales to customers in the cellular market, to support wireless requirements for second and third generation cellular networks. We are new in this market and any need for rapid additional research and development could result in additional required investments by us which could increase our cash outflow in the short term.

DUE TO OUR SIGNIFICANT VOLUME OF INTERNATIONAL SALES AND OUR RAPID EXPANSION INTO NEW MARKETS, WE ARE SUSCEPTIBLE TO A NUMBER OF POLITICAL, ECONOMIC AND GEOGRAPHIC RISKS THAT COULD HARM OUR BUSINESS IF THEY OCCUR.

         We are highly dependent on sales to customers outside the United States. We expect that international sales will continue to account for the majority of our net product sales for the foreseeable future. As a result, the occurrence of any international, political, economic or geographic events that adversely affects our business could result in significant revenue shortfalls. We have also expanded into new geographic markets in 2001.

         These revenue shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks and challenges of doing business internationally include:


          o    unexpected changes in regulatory requirements;

          o    fluctuations in foreign currency exchange rates;

          o    imposition of tariffs and other barriers and restrictions;

          o management and operation of an enterprise spread over various countries;

          o    burden of complying with a variety of foreign laws; and

          o general economic and geopolitical conditions, including inflation and trade relationships.

         For sales in the cellular market, any delays by cellular providers in their second and third generation network deployment schedules could result in lower than expected revenues for us, since any such deployment schedule delays would likely result in delayed purchasing decisions by such customers.

THE UNPREDICTABILITY OF OUR QUARTER-TO-QUARTER RESULTS MAY HARM THE TRADING PRICE OF OUR COMMON STOCK.

         Our quarterly operating results may vary significantly in the future for a variety of reasons, many of which are outside of our control, and any of which may harm our business. These factors include:


          o volume and timing of product orders received and delivered during the quarter;

          o our ability and the ability of our key suppliers to respond to changes made by customers in their orders;

          o    timing of new product introductions by us or our competitors;

          o    changes in the mix of products sold by us;

          o    cost and availability of components and subsystems;

          o    downward pricing pressure on our products;

          o    adoption of new technologies and industry standards;

          o competitive factors, including pricing, availability and demand for competing products;

          o ability of our customers to obtain financing to enable their purchase of our products;

          o    fluctuations in foreign currency exchange rates;

          o    regulatory developments; and

          o general economic conditions in the United States and internationally.

         Our quarterly results are difficult to predict and delays in product delivery or closing of a sale can cause revenues and net income to fluctuate significantly from anticipated levels. In addition, we may increase spending in response to competition or to pursue new market opportunities. Accordingly, we cannot assure you that we will be able to sustain profitability in the future, particularly on a quarter-to-quarter basis.

OUR STOCK PRICE MAY BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS.

         Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the telecommunications industry in which we compete, or the economies of the countries in which we do business and other factors could cause the price of our common stock to fluctuate, perhaps substantially. In addition, recently, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These factors and fluctuations could lower the market price of our common stock.

IF SUFFICIENT RADIO FREQUENCY SPECTRUM IS NOT ALLOCATED FOR USE BY OUR PRODUCTS, AND WE FAIL TO OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS, OUR ABILITY TO MARKET OUR PRODUCTS MAY BE RESTRICTED.

         Radio communications are subject to regulation by United States and foreign laws and international treaties. Generally, our products must conform to a variety of United States and international requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of such productions.

         In addition, both in the United States and internationally, we are affected by the allocation and auction of the radio frequency spectrum by governmental authorities. Such governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the unavailability of frequency spectrum has inhibited the growth of wireless telecommunications networks. In addition, to operate in a jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own regulations governing radio communications. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. If we are unable to obtain sufficient allocation of radio frequency spectrum by the appropriate governmental authority or obtain the proper regulatory approval for our products, our business, financial condition or results of operations may be harmed.

OUR PRODUCTS OPERATE ON GOVERNMENT LICENSED RADIOSPECTRUM FREQUENCIES. IF A SERVICE PROVIDER IS UNABLE TO SECURE SUCH A LICENSE, OR IF A HOLDER OF A LICENSE FILES FOR BANKRUPTCY AND ITS LICENSE IS UNAVAILABLE, SUCH SERVICE PROVIDER MAY BE UNABLE TO PROVIDE WIRELESS COMMUNICATIONS SERVICES IN THE OPTIMAL TRANSMISSION FREQUENCY AND MAY NOT DEPLOY A WIRELESS NETWORK USING OUR PRODUCTS.

         Our products operate on government licensed radiospectrum frequencies. Users of our products must either have a license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. If unable to secure such a license, a service provider may not deploy a wireless network using our products. If a license holder of such radiospectrum frequency files for liquidation, dissolution, or bankruptcy, substantial time could pass before those licenses are transferred, canceled, or reissued by the applicable government licensing authority. Until the licenses are transferred, canceled, or reissued, other operators may be precluded from operating in such licensed frequencies, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain frequencies, demand for our products may decrease as well.

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

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS ADEQUATELY, WE MAY BE DEPRIVED OF LEGAL RECOURSE AGAINST THOSE WHO MISAPPROPRIATE OUR INTELLECTUAL PROPERTY.

         Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. We currently rely upon a combination of trade secrets, trademark, copyright, patents and contractual rights to protect our intellectual property. In addition, we enter into confidentiality and invention assignment agreements with our employees, and enter into non-disclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third party development of similar technologies. In the event that such intellectual property arrangements are insufficient, our business, financial condition and results of operations could be harmed. We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

DEFENDING AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE EXPENSIVE AND COULD DISRUPT OUR BUSINESS.

         The wireless telecommunications industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages, cease the licensing of allegedly infringing technology or the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

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

         Yehuda and Zohar Zisapel, who are brothers, beneficially own, directly or through entities they control, 24.4% of the outstanding ordinary shares. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, they may be able to elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES, INCLUDING HIGHER TAX RATES AND POTENTIALLY PUNITIVE INTEREST CHARGES ON THE PROCEEDS OF SHARE SALES.

         We do not believe that during 2001 we were a passive foreign investment company. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company's gross income is passive income, or at least 50% of such company's assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S.
shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS. THIS COULD RESULT IN A DECREASE OF OUR REVENUES.

         Our principal offices, manufacturing facilities and research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced our relationship with several Arab countries. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets where we can sell our products. Such events could have a material effect on our operation and business.

         From time to time Israeli companies or companies doing business with Israeli companies have been subject to an economic boycott initiated by several Arab countries. This boycott or similar restrictive laws or policies directed towards Israel or Israeli businesses could adversely affect us.

         Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to approximately 31 days of military reserve duty annually, depending on their age and prior position in the army. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict.

BECAUSE A MAJORITY OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS WHILE A PORTION OF OUR EXPENSES IS INCURRED IN NEW ISRAELI SHEKELS, OUR RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

         A majority of our revenues are in dollars, while a portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, and local vendors and subcontractors are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and would therefore have an adverse effect on our dollar-measured results of operations.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES LIMIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED.

         We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel. In 1999, 2000, and 2001 we received or accrued Chief Scientist grants totaling approximately $1.6 million, $2.2 million, and $2.7 million representing approximately 32%, 22%, and 21%, respectively, of our total research and development expenditures in these periods. The terms of the Chief Scientist grants limit our ability to manufacture products, or transfer technologies, outside of Israel, if such products or technologies were developed using Chief Scientist grants. In addition, if we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

THE TAX BENEFITS TO WHICH WE ARE CURRENTLY ENTITLED FROM OUR APPROVED ENTERPRISE PROGRAM REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO PAY INCREASED TAXES AND WOULD LIKELY BE DENIED THESE BENEFITS IN THE FUTURE.

         The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status to an investment program at our manufacturing facility in Tel Aviv. When we begin to generate net income from this approved enterprise program, the portion of our income derived from this program will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

THE TAX BENEFITS AVAILABLE TO APPROVED ENTERPRISE PROGRAMS MAY BE REDUCED OR ELIMINATED IN THE FUTURE. THIS WOULD LIKELY INCREASE OUR TAXES.

          The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved program and tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, AND OUR OFFICERS AND DIRECTORS NAMED IN THIS ANNUAL REPORT, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL AND TO SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

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

PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

         The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

         Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. The described restrictions could prevent or make more difficult an acquisition of Ceragon which could depress our share price.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         We were incorporated in Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000, as part of the resolution of a dispute concerning the use of the word "Giganet." We operate under the Israeli Companies Law, 1999. Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-645-5733. Our world wide web address is www.ceragon.com. Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 777 Corporate Drive, Mahwah, New Jersey 07430.

         In the year ending December 31, 2001, our capital expenditures, net of investment grants from the Government of Israel, were $2.3 million and were spent primarily on production equipment and leasehold improvements. These capital expenditures were financed by the proceeds from our initial public offering and our financings. In the year ending December 31, 2000, our capital expenditures, net of investment grants from the Government of Israel, were $6.5 million and were spent primarily on production equipment. These capital expenditures were financed primarily by the proceeds from our initial public offering. From the time of our incorporation in 1996 through December 31, 1999, we spent $2.0 million on capital expenditures, primarily on production equipment and leasehold improvements. These expenditures were financed through our financings, bank loans and a loan from RAD Data Communications Ltd. We repaid the loan from RAD Data Communications in August 2000. We have no current commitments for capital expenditures.

BUSINESS OVERVIEW

         We design, develop, manufacture and sell high-capacity wireless network equipment for cellular operators, communications service providers and enterprises. Our products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines. Our products operate over most of the 7-38 GHz high-frequency bands, which are licensed by various countries in North America, Europe, Middle East, Africa, Latin America, and the Asia-Pacific region.

         We primarily target fixed and mobile communications service providers that require high capacity connectivity. To date, our products have been commercially deployed in more than 35 countries by communications service providers, including local telephone companies and cellular telephone service providers, and large corporate organizations. Cellular operators use our products to connect their cell sites or switch locations to provide what is referred to as "backhaul". Communications service providers use our products as an integral part of their high-capacity metropolitan ring and access networks. The enterprise market, which includes universities, financial institutions, corporate campuses, and hospitals, use our equipment for their internal communications needs. We sell our products through a direct sales force, systems integrators, original equipment manufacturers, distributors and value-added resellers.

         In general, the telecommunications equipment business is seasonal to the extent that sales in the first quarter of each calendar year are typically less than in other quarters. Our historical results do not reflect such seasonality.

INDUSTRY BACKGROUND

         Ceragon targets three market segments and applications for our product offering: cellular backhaul, high capacity metropolitan access, and the enterprise market.

CELLULAR BACKHAUL AND METROPOLITAN ACCESS

         Over the past few years, cellular operators worldwide have commercially installed hundreds of thousands of point-to-point fixed wireless links to connect their cell sites, base stations and switches. The significant majority of the installed base of point-to-point fixed wireless links for cellular backhaul is low to medium capacity systems, also referred to as PDH systems. PDH, which stands for Plesiochronous Digital Hierarchy, defines a set of transmission systems that use two-wire pairs (one for transmit, one for receive) and Time Division Multiplexing to interleave multiple channels of digital voice and data. With the increasing subscriber numbers, the additional cell sites and the emergence of wireless data applications, cellular operators are upgrading the transmission requirements of their networks. Increasingly, these operators are selecting high capacity fixed wireless SONET/SDH equipment, like our equipment, to connect the switches and aggregation points in a cellular topology. In addition, the migration of cellular networks toward data-rich GPRS and UMTS next generation networks is placing additional demands on the need for higher capacity backhaul connectivity.

         Synchronous optical network, or SONET, and its European counterpart, synchronous digital hierarchy, or SDH, are the basic network communications protocols, or standards, that exist today for intercity and international connectivity for high capacity metropolitan access. These standards are generally utilized in a fiber optic network organized in a ring formation. The ring formation uses at least two transmission paths, or links, to each point so that traffic is rerouted in the other direction if a link in the ring formation fails.

ENTERPRISE MARKET

         As the need for integrated, high-speed communications increases, organizations within the enterprise market, which include universities, financial institutions, corporate campuses and hospitals, are seeking solutions for internal communication needs.

         Data transmission is on the rise within corporate and campus facilities due to the proliferation of Intranets. Fast Ethernet is a standard for data transmission, focusing corporate IT departments on building and managing their ever-expanding Internet protocol (IP) infrastructures. These infrastructures must be flexible, scalable and integrate voice communications.

         Corporate and campus network decision makers are increasingly looking at broadband wireless technology to gain independence from outside providers. Broadband wireless also eliminates the connectivity challenges associated with laying fiber.

         To date, most broadband wireless technology deployed in the enterprise has been in unlicensed frequency bands. The developing use of licensed radio frequency spectrum, like that required for our products, significantly minimizes signal interference, further protecting an enterprise's investment.

DEREGULATION IN THE TELECOMMUNICATIONS INDUSTRY

         Historically, each local telecommunications market has been served by a single telephone company. In recent years, telecommunications deregulation has permitted new local telephone companies, which are commonly known as competitive local exchange carriers, or CLECs, to enter the local communications service market. These competitive local exchange carriers generally do not have an existing communications infrastructure. They seek to develop and deploy communications networks rapidly and cost effectively in order to provide service to business and residential subscribers. To gain a competitive advantage in a deregulated market, competitive local exchange carriers seek to offer high-speed Internet access and integrated data, video and voice services, all of which require broadband access. While originally CLECs were expected to be an exciting new alternative, commencing in early 2001, the CLEC market in the United States experienced a rapid downturn in which several companies, including Winstar Communications and Advanced Radio Telecom, sought protection under Chapter 11 of the U.S. Bankruptcy Code. Other CLECs in the United States and around the world have also filed for bankruptcy, while others have decided to temporarily suspend acquiring new equipment and rolling out new networks.

         In any event, continuing deregulation has resulted in the licensing of a significant range of frequencies for use in wireless communications networks. Wireless communications technologies enable service providers to provide users with reliable access to communications networks to facilitate transmission of large amounts of data, video and voice content. In light of the demand for broadband access, regulators throughout the world have increased the availability of frequencies and bandwidth that may be used by wireless operators.

         As a result, broadband wireless technology is being utilized by both incumbent and emerging communications service providers. Established local telephone companies, which are commonly known as incumbent local exchange carriers, are also using broadband wireless technology to reach new customers to whom they previously could not provide access, fill coverage gaps in their existing networks and deploy value-added services in a cost-effective manner. Competitive local exchange carriers may use this technology to bypass existing wire-based infrastructure and compete with incumbent local exchange carriers.

AVAILABLE SOLUTIONS

         The market for broadband high capacity access to the Internet and other communications networks is addressed by a variety of competing products, including our wireless point-to-point products, fiber optic lines, free space optics, and wireless point-to-multipoint products. For a number of reasons, neither the growth rate of the market for products like ours nor the growth rate of our sales will necessarily reflect the growth rate of the overall market for broadband high-capacity access products. These reasons include the possibilities that:

          o wireless products may not be able to satisfy the demand to transmit growing volumes of data at the same level as wireline products;

          o broadband wireless products require a direct line-of-sight between antennas, potentially limiting the ability of our customers to deploy them in a cost-effective manner; and

          o sufficient equipment, frequency bands or installation sites might not be available to support the demand for wireless products.

         In order to meet increasing demand for high capacity connectivity demands in cellular backhaul or for high capacity metropolitan access services, many communications service providers are deploying fiber optic communications networks. A fiber optic network is a transmission medium on which information is transmitted as light pulses along thin glass filaments, or fiber. Fiber optic networks are often referred to as network backbone because they connect the network operations centers of communications service providers across the United States and Europe, transmitting data at speeds in multiples of 10 billion bits per second, or 10 Gbps.

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

         As a result, service providers have experienced bottlenecks in the local access portion of existing communications networks. To address this, some operators have used copper-based leased T1 services in the United States and E1 services internationally. A T1 line is a telecommunications connection dedicated to a subscriber that supports data transmission rates of up to 1.5 Mbps; and an E1 line supports data transmission rates of up to 2.0 Mbps. T1 and E1 services, however, cannot meet the increasing requirements of telecommunications networks. In addition, T1 and E1 services are costly and cumbersome access strategies for emerging service providers, which must lease lines from incumbent carriers and forego control over their network facilities.

         FIXED WIRELESS.

         Fixed wireless technology enables the transmission of high-speed data through radio waves. Broadband wireless communications can be implemented through either point-to-point or point-to-multipoint architectures. Point-to-multipoint wireless technology enables data to be transmitted between a central hub and multiple subscriber locations deployed around the hub. The central hub connects subscribers in the local access portion of the network to the service provider's network backbone. This technology currently enables data to be transmitted at rates of up to 16 Mbps. Because point-to-multipoint solutions are wireless, they typically have lower installation costs and shorter deployment times than wireline solutions. However, because point-to-multipoint solutions involve the sharing of capacity among numerous subscribers, these solutions provide less dedicated capacity to individual subscribers than point-to-point solutions. Consequently, many business subscribers require more bandwidth than can be supported by existing point-to-multipoint wireless solutions. Point-to-point and point-to-multipoint fixed wireless technologies are complementary and we have not seen direct competition between the two.

         The physical constraints, costs and inefficiencies associated with the deployment of fiber optic lines and the limitations inherent in the alternative access solutions described above have created a significant market opportunity for cost-effective, high-capacity broadband wireless solutions that are rapidly deployable and scalable and capable of meeting the increasing transmission rate requirements of telecommunications service providers.

OUR SOLUTION

         Our wireless solutions provide communications service providers with the following capabilities:

          o HIGH-SPEED COMMUNICATIONS. Our products enable the delivery of symmetrical, high-speed Internet access and integrated data, video and voice communications at transmission speeds of 45, 100, 155, 311 and 622 Mbps, as compared to less than 10 Mbps attainable via commercially available DSL or cable or up to 16 Mbps attainable under commercially available point-to-multipoint systems. Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

          o COST EFFECTIVENESS. Our products avoid the high costs associated with the deployment of fiber optic networks, including the cost of digging up streets, and obtaining municipal permits and rights of way to lay fiber optic lines. It is commonly estimated that digging costs for laying fiber optic lines in metropolitan areas are approximately $150 thousand per mile. Our wireless products further reduce costs because, unlike fiber optic lines, our products can be redeployed and reused at a negligible cost as customer needs change.

          o RAPID DEPLOYMENT AND TIME TO MARKET. Communications service providers can deploy our products and provide their business subscribers with broadband access within a matter of hours. Our products are light-weight, compact and easy to install and maintain. Our product set-up and configuration, including operating frequency channel, is determined by our proprietary management software. This feature simplifies the installation process and reduces installation time. Our products can be installed on rooftops or on the sides of buildings in a matter of hours, as compared to competing wireless products which may require days or weeks to deploy or fiber optic networks which may require months or years to deploy. Rapid deployment enables service providers to roll out service to subscribers and generate revenues quickly.

          o MULTI-PROTOCOL OPTIONS. Our products work with the most common transmission standards used in communications networks around the world.

          o VARIETY OF FREQUENCY BANDS. Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various high frequency bands in each region. The high-frequency bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area. Our products operate in the 7, 8, 13, 15, 18, 23, 26, 28, 29, 31 and 38 GHz high-frequency bands, the principal licensed high-frequency bands currently available for commercial use throughout the world.

          o MEET MULTIPLE REGULATORY STANDARDS. We design our products to meet North American and European standards. The European standards have been developed by the European Telecommunications Standards Institute, commonly referred to as ETSI, and have been adopted in most countries excluding those in North America. With some minor modular modifications, any of our products originally assembled to comply with North American standards may be easily adapted by communications service providers for compliance with European standards and vice versa. The international compatibility of our products makes them attractive to global communications service providers and equipment vendors that deploy communications networks in North American and international markets. Global communications service providers and equipment vendors that invest significant time and effort in studying, testing and approving our products prior to their deployment in communications networks in North American or international markets may deploy our products on a more expedited basis in communications networks in the other markets as well.

          o MODULAR ARCHITECTURE. Our products contain circuit boards that can easily be replaced or exchanged in the field. Our modular product design enables us to standardize our manufacturing process cost efficiently and concurrently manufacture each product to satisfy the individual requirements of each service provider on an expedited basis. It also enables service providers to easily adapt our products for use in different network environments. For example, modularity enables service providers to easily change our products to support different communications protocols by simply replacing the relevant modular components.

          o INTEGRATED MULTIPLE ACCESS DESIGN. By adding an internal module to our basic product, a service provider can allocate the transmission capacity over multiple transmission lines. This unique feature substantially reduces the service provider's costs by eliminating the need to purchase external equipment that would otherwise be needed for this purpose.

          o SCALABILITY AND FLEXIBILITY. We design our products to enable communications service providers to deploy them incrementally as demand for their services increases. This allows the communication service providers to match capital outlays with subscriber growth. Our customers can establish a wireless broadband network with a relatively low initial investment, in comparison to fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

          o HIGH RELIABILITY AND AVAILABILITY. We design our products to match the reliability standard required by service providers, including 99.999% availability. This means that our products maintain connectivity 99.999% of the time, corresponding to approximately five minutes of down time per year, even under adverse weather conditions. This enables our customers to provide their subscribers with the same high availability as is offered by incumbent carriers using fiber optic networks. In addition, our products can be configured to provide full redundancy by connecting two radio links over the same frequency channel. This feature minimizes service interruptions.

          o ENCRYPTION. In the security area, we announced the first high-capacity wireless system to offer a built-in-DES-based encryption solution. Our user-friendly EncryptAir solution has been validated by the National Institute of Standards and Technology (NIST).

          o MULTIPLE MODULATION SCHEMES. The FibeAir product family utilizes multiple modulation schemes, including 16 QAM and 128 QAM, enabling broadband wireless service providers to choose either the 16 QAM modem for increased range, or the new 128 QAM modem for increased spectral efficiency.

         These benefits may be offset by the following disadvantages and limitations of our wireless solutions relative to the solutions offered by our competitors. Such disadvantages include:

          o EXTREME WEATHER CONDITIONS. Our products may not operate in extreme weather conditions, including severe rainfalls or hurricanes.

          o LINE-OF-SIGHT LIMITATIONS. Because our products require a direct line-of-sight between antennas, service providers often install our products on rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation cost of our products or cause service providers not to install broadband wireless equipment.

          o FREQUENCY BANDS. To operate our products, service providers must either have a license to operate and provide communications services in the optimal available transmission frequency or acquire the right to do so from a licensee. If a service provider is unable to secure such a license, it will not be able to operate and provide wireless communications services in the optimal transmission frequency. This may deter a service provider from deploying a wireless network.

PRODUCTS

         Our products consist of a compact high-performance antenna, an outdoor unit, an indoor unit and our proprietary network management software. The antenna transmits and receives microwave radio signals. The outdoor unit controls the power transmission and provides an interface between the antenna and the indoor unit. The outdoor unit is enclosed in a compact weather-proof enclosure. It is fastened to the antenna with four latches and, therefore, is easily detachable from the antenna. The antenna is mounted on a pole which is typically mounted on a rooftop or the side of a building. The indoor unit is connected to the outdoor unit by a standard coaxial cable. The indoor unit:

          o converts the transmission signals from digital to radio and vice versa;

          o processes and manages information transmitted to and from the outdoor unit;

          o    aggregates multiple transmission signals; and

          o    provides the physical interfaces to the wireline network.

         An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which may extend across a distance of up to 30 miles. The specific distance depends upon the customer's requirements, the frequency utilized, the available line of sight and local rain intensity. Each link can be controlled by our network management software or be interfaced to the management network system of the communications service provider. We market our products under the name FibeAir. The FibeAir products utilize multiple modulation schemes, which increase the flexibility of our products by giving service providers the ability to choose between increased range or increased spectral efficiency.

         FIBEAIR 1500. The FibeAir 1500 system provides 155 Mbps of transmission capacity for various communications protocols. This system is available in multiple configurations providing 155, 100 and 45 Mbps transmission capacities.

         FIBEAIR 1528. The FibeAir 1528 system provides 155 Mbps of transmission capacity in a more spectrally efficient manner for various communication protocols. FIBEAIR 450. The FibeAir 450 system provides a narrowband connection in a dense wireless area where radio spectrum is limited. This system provides one 45 Mbps connection.

         FIBEAIR 3100. The FibeAir 3100 system provides up to 311 Mbps of transmission capacity for various communication protocols. This is a high-frequency system with capacity that can be expanded from 155 to 311 Mbps.

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

MANUFACTURING AND ASSEMBLY

         Our manufacturing operations consist of materials planning and procurement, assembly of outdoor units, final product assurance testing, quality control and packaging and shipping. We conduct the majority of these operations at our facility in Tel Aviv. We have a flexible assembly process that is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We test our products, both during and after the assembly process, using internally developed product assurance testing procedures. The components for our products come primarily from the United States, Europe and Asia. We currently do not have any difficulties with the supply of components, and except with respect to the explanations in "Risk Factors", we do not anticipate any difficulties in the near future.

         In 2000, in anticipation of increased demand for our products, we expanded our operations to a secondary facility in Jerusalem. Due to the slowdown in the telecommunications market and the resulting decreased demand for our products, we closed this manufacturing facility in May 2001.

         In addition to our own manufacturing operations, we contract with third parties to manufacture circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. Each of these third parties is owned and operated independently of us and provides services to other entities. In 2001, we entered into a two year agreement with a manufacturer to assemble and test our indoor units. At the end of the initial two year term, this contract automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term. We have also recently entered into two agreements with different third parties for the manufacture and testing of our outdoor units.

         We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 9002, and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.

COMPETITION

         The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

         We compete with a number of U.S. and international wireless equipment providers that vary in size and in the types of products and solutions they offer. Our primary competitors are companies that offer point-to-point wireless network solutions, including Alcatel, DMC Stratex Networks, Nera Telecommunications, L.M. Ericsson, Microwave Communications Division of Harris Corporation, NEC, Marconi, SIAE, Siemens AG, as well as several private companies currently in the startup stage, and a number of other companies have developed or are developing products that compete with ours. We believe we compete principally on the basis of:

          o    product performance, design, features and inter-operability;

          o    product quality and reliability;

          o    price;

          o    ability to deliver products on a timely basis; and

          o    technical support and customer service.

         Our products also compete with other high-speed communications solutions, including fiber optic lines, free space optics (to a limited extent), and other wireless technologies.

CUSTOMERS AND MARKETS

         Our principal end-user customers are cellular operators, communications service providers and enterprises, such as financial institutions, hospitals, universities, and corporate campuses. We currently focus on the markets in Europe, Middle East, Africa, Asia-Pacific, Latin America and North America. We target three principal applications for our products:

          o providing cellular operators with high capacity connectivity for their cell sites and switching location;

          o providing connectivity among points in a ring or access formation in a metropolitan area; and

          o providing connectivity within campuses of corporations or other organizations for their internal networks.

         We began selling our products commercially during the second half of 1998. Our products are currently used by more than 100 customers in more than 35 countries. Purchasers of our products include original equipment manufacturers, communications service providers, cellular operators, large corporations, financial institutions, hospitals, and universities.

         We generally have written purchase agreements with our major customers. These contracts typically do not contain minimum purchase commitments.

         The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

                               ------------------------------------------------
                                           % OF REVENUES FOR YEAR ENDED
                                                   DECEMBER 31,
                               -------------------------------------------------
REGION                               1999              2000              2001
------                               ----              ----              ----
North America....................   45.98%            54.53%            38.30%
EMEA*............................   48.72%            38.77%            53.00%
Asia-Pacific and Latin
America..........................    5.30%             6.70%             8.70%

* EUROPE, MIDDLE EAST, AND AFRICA

DISTRIBUTION CHANNELS

         In 2001, we sold our products through distributors, resellers, and third party integrators. We also sold our products through original equipment manufacturers.

DIRECT SALES

         We currently utilize a direct sales force to serve customers in North America, Europe, Middle East, Africa, Asia-Pacific, Latin America and the rest of the world. Our direct sales force targets cellular operators, communications service providers, distributors and value added resellers (which in turn sell into the enterprise market). Our direct sales force also helps us build long-term relationships with communications service providers, whether they are direct customers or customers of our equipment vendor customers.

MARKETING EFFORTS

         The principal goal of our marketing program is to educate existing and potential customers about the capabilities and benefits of our products. We are also committed to developing and enhancing the awareness of our company and our products. Our marketing efforts include advertising, public relations and participation in and organization of industry trade shows and conferences.

INTELLECTUAL PROPERTY

         To safeguard our proprietary technology, we rely on a combination of copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors and employees, each of which affords only limited protection. We have trademark applications for four marks pending in the United States, Canada, and Europe and applications for three marks pending in Israel. We hold a registered trademark in Israel for the name Ceragon Networks. We have one patent application pending in the United States, and we have not been issued any patents.

CONDITIONS IN ISRAEL

         We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel which could affect our U.S. shareholders.

POLITICAL CONDITIONS

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Since 1993, a joint Israeli-Palestinian declaration of principles began what is commonly referred to as the "peace process". Since then, several other agreements have been signed between Israel and the Palestinians. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon or any final agreement with the Palestinians. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's relationship with several Arab countries.

         Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that in the past, the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

         All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to approximately 31 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations and during the increase in hostilities with the Palestinians since October 2000, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on our business operations of any expansion or reduction of these obligations.

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

TRADE RELATIONS

         Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Trade in Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by these programs either duty-free or at reduced tariffs.

         Israel and the European Union concluded a free trade agreement in July 1975 which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes modified rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

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

         Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier.

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

         A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of two years and will be subject to a reduced tax rate for an additional eight years. The tax rate for the additional eight years is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. The company must withhold this tax at the source, regardless of whether the dividend is converted into foreign currency.

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

         The Investment Center has granted approved enterprise status under Israeli law to an investment program at our manufacturing facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from this program. Additionally, an investment program at our former Jerusalem facility had been granted approved enterprise status. Following the closing of the Jerusalem facility in 2001, we received approval to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility. We have elected the alternative package of benefits under these approved enterprise programs. Assuming there is no change in the applicable law, the portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income and will be subject to a reduced company tax of up to 25% for the subsequent period of five years, or eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

GRANTS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

         Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental research committee of the Office of the Chief Scientist are eligible for grants generally of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the income derived from products or services using the technology or know how developed under such programs. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on such income until 100% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment, however, the recipient of the grants still remains obligated under other requirements of the Research Law.

         The terms of the Israeli government participation under the Law for the Encouragement of Industrial Research and Development, 1984, commonly known as the Research Law, also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we will be required to pay increased royalties. Such increased royalties include an increased rate of royalties and an increase in their total amount. The increased amount of the royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

          MANUFACTURING VOLUME        ROYALTIES TO THE CHIEF SCIENTIST
            OUTSIDE OF ISRAEL             AS A PERCENTAGE OF GRANT
            -----------------             ------------------------
              less than 50%                         120%
           between 50% and 90%                      150%
              more than 90%                         300%
         The Office of the Chief Scientist's policy also provides that the technology and know-how developed with Chief Scientist grants may not be transferred to third parties outside of Israel. This prohibition, however, is not relevant for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances to Israeli entities, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of technology and know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

         Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month London interbank offered rate applicable to dollar deposits that is published on the first business day of each calendar year.

         In October 2001, a governmental bill was submitted for the approval of the Israeli parliament, to amend the Research Law. The bill, which was based on the recommendations of a special government committee, aims to make the Research Law more compatible with the current business environment by, among other things, relaxing restrictions on transfer of technology or manufacturing abroad.

         However, the bill suggests amending the purposes of the Research Law so that future grants from the Office of the Chief Scientist will be available only to those applicants who can demonstrate that their proposed program will substantially contribute to the Israeli economy as a whole, upon the discretion of the Office of the Chief Scientist Research Committee. This may result in future, unforeseen, difficulties to obtain approvals from the Office of the Chief Scientist for additional grants.

         While the proposed bill would, among other things, allow the transfer of technology or know-how developed with the funding of the Office of the Chief Scientist to third parties outside of Israel, such transfer would still be subject to the approval of the Office of the Chief Scientist and could incur considerable financial costs. Generally, the proposed bill would mandate the Office of the Chief Scientist Research Committee to grant such approval to transferors if either (1) the transferee granted the transferor an irrevocable worldwide exclusive license to use and benefit from the technology, or (2) the Office of the Chief Scientist receives payment equal to the greater of (x) 150% of the total benefits granted to the participant (plus linkage and interest), and (y) the amount received when multiplying the so-called "OCS Holdings" in a company by the market value of that company, with the addition of a premium of up to 20% of that amount, minus any royalties paid to the Office of the Chief Scientist to date. The "OCS Holdings" refers to the deemed `holdings' of the Office of the Chief Scientist in the company derived from the financing "investments" made by the Office of the Chief Scientist in the company, as diluted by other investments in the company.

         As opposed to the Research Law, which requires that all manufacturing will occur in Israel at the time of the application, the proposed bill enables the approval of grants in cases of prior declaration that the manufacturing will not take place, in whole or in part, in Israel. This declaration will be taken into consideration at the time of the approval of such grant. Similar to the regulations promulgated under the Research Law, the proposed bill would also allow the transfer of manufacture of products outside Israel, if such was not already the case, if prior approval is received from the Office of the Chief Scientist, which approval, according to the proposed bill, may be subject to a payment to the Office of the Chief Scientist of up to 120% of the grants (plus linkage and interest). However, such approval would not be required if only 10% of the manufacturing capability is being transferred and prior written notice has been given to the Office of the Chief Scientist.

         If implemented, the bill might result in the imposition of high fees in connection with the transfer of technologies or manufacturing outside of Israel.

         In order to be enacted as legislation the proposed bill must be approved by the Israeli parliament and published, and the substance of the bill could undergo significant revisions during that process. It is not known at this stage when or whether the proposed bill (in its current or a future revised form) will be implemented or to what extent it will apply to research and development programs funded prior to the effective date of the proposed bill.

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

TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

         Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if:

          o the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

          o the research and development is for the promotion or development of the company; and

          o the research and development is carried out by or on behalf of the company seeking the deduction.

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

         Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

          o deduction of purchases of know-how and patents over an eight-year period for tax purposes;

          o deduction of specified expenses incurred for a public issuance of securities over a three-year period for tax purposes;

          o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

          o    accelerated depreciation rates on equipment and buildings.

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

         There is a special tax adjustment for the preservation of equity as follows:

          o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

          o Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

          o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

          o Gains on traded securities, which are normally exempt from tax, are taxable in specified circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

ORGANIZATIONAL STRUCTURE

         We are an Israeli company that commenced operations in 1996. We currently have seven subsidiaries, as follows:

                                                       PLACE OF          OWNERSHIP
                  COMPANY                           INCORPORATION         INTEREST               FUNCTION
---------------------------------------            ---------------       ---------          -------------------

Ceragon Networks (UK) Limited                        England               100%             Sales and Marketing
Ceragon Networks Latin America, Inc.                 Florida               100%             Sales and Marketing
Ceragon Networks SARL                                France                100%             Sales and Marketing
Ceragon Networks Gmbh                                Germany               100%             Sales and Marketing
Ceragon Networks (HK) Limited                        Hong Kong             100%             Sales and Marketing
Ceragon Networks, S.A. de C.V.                       Mexico                100%             Sales and Marketing
Ceragon Networks, Inc.                               New Jersey            100%             Sales and Marketing

PROPERTY, PLANT AND EQUIPMENT

         Our corporate headquarters and principal administrative, finance, sales, marketing and promotion, R&D, operations, and manufacturing are located at leased facility of approximately 41,000 square feet in Tel Aviv, Israel. The lease for this facility expires in May 2003. We also maintain another space of approximately 7,000 square feet in our building. The lease for this space expires in November 2003. In addition to these properties, we lease approximately 17,000 square feet of space in other adjacent and nearby buildings, the leases for which expire in 2002 to 2005, to provide space for our manufacturing and operations activities.

         In December 2000, we entered into a five year lease for approximately 52,110 square feet in Tel Aviv. We have provided a bank guaranty to the landlord in the approximate amount of $750,000 to guarantee our obligations pursuant to the lease. In 2001, we entered into a two year sublease of this space to an unrelated third party. This third party provided us with a $500,000 bank guarantee to guaranty the obligations under the sublease. The term of the sublease and the lease price per square foot of property is less than our current commitment under the lease agreement with the landlord. As a result, we shall continue to have a nominal monthly lease payment obligation throughout the term of the sublease. After the end of the sublease period, our obligations for full payment of the lease amount shall resume.

         In the United States, we lease approximately 3,300 square feet in Mahwah, New Jersey expiring in August 2003, approximately 250 square feet in Dallas, Texas on a month-to-month basis and approximately 750 square feet in Nashua, New Hampshire on a month-to-month basis. In Florida, we lease approximately 760 square feet pursuant to a lease expiring in November 2004. The foregoing space is used for our sales and marketing activities by our U.S. subsidiaries.

         In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. In France, we lease approximately 150 square feet on a month-to-month basis. In Germany, we lease approximately 150 square feet on a month-to-month basis. In Mexico, we lease approximately 1,300 square feet pursuant to a lease expiring in March 2003. In Hong Kong, we lease approximately 150 square feet on a month-to-month basis. All of the foregoing space is used by our local subsidiaries to conduct international sales and marketing activities.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS THAT APPEAR ELSEWHERE IN THIS ANNUAL REPORT. OUR CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED IN CONFORMITY WITH U.S. GAAP.

OVERVIEW

         We design, develop, manufacture and sell high-capacity broadband wireless network equipment that enables communications service providers globally to deliver high-speed Internet access and integrated data, video and voice services. We were incorporated and commenced operations in July 1996. We began selling our products in the second half of 1998. Before that time, our operations consisted primarily of research and development. Through December 2001, relatively few customers have accounted for a large percentage of our revenues. We conduct our international sales and marketing activities through seven wholly-owned subsidiaries.

         Our revenues decreased during 2001 from $12.6 million in the first quarter to $3.3 million in the fourth quarter. The majority of our revenues were from shipments of our products to U.S. competitive local exchange carriers, known as CLECs. Beginning in the first quarter of 2001, there was a rapid and unexpected slowdown in the telecommunications market, particularly with respect to U.S. CLECs. In April and May 2001, two of our important customers, Winstar Communications (at that time, our main U.S. customer) and Advanced Radio Telecom, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Beginning April 2001, we initiated a number of measures to reduce expenses. These measures included an approximately 25% reduction in our workforce and the closing of our secondary manufacturing facility in Jerusalem. As a result of this rapid change in market conditions for our products, in the first quarter of 2001, we recorded a special one-time charge of $2.6 million for doubtful accounts presented in general and administrative expenses due primarily to monies due and owing for equipment delivered to Winstar Communications. In 2001, we also recorded a $28.9 million charge for an inventory write down and fixed asset impairment presented in cost of revenues, due to inventory purchases made in 2000 and the first quarter of 2001 for long lead time components to support expected customer demand in 2001, and $4.7 million due to restructuring plans presented in restructuring costs. We have reduced our annual operating expenses in accordance with our targets.

         A majority of our revenues are generated, and a majority of our expenses are incurred, in U.S. dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are converted into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as interest income or expense, as applicable. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

         We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

         REVENUES. We generate revenues from the sale of our products. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin Number 101. We price our products on a per unit basis and grant discounts based upon unit volumes. We sell our products directly and through distribution channels in North America, Europe, Middle East, Africa, Latin America and the Asia-Pacific region. In 2001, approximately 38.3% of our revenues were generated in North America, 53% were generated in Europe, Middle East, and Africa and 8.7% were generated in the Asia-Pacific and Latin American regions.

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

         As a result of options granted through December 31, 2001, we are required to recognize under U.S. GAAP a total charge for amortization of deferred compensation of approximately $23.0 million. We recognized approximately $18.1 million of such amount in the years 1997 through and including 2001and expect to recognize approximately $3.0 million of such amount in 2002, approximately $1.4 million in 2003, and the remaining balance in 2004 and 2005.

         RESTRUCTURING COSTS. Restructuring costs reflects restructuring charge of approximately $4.7 million with respect to actions taken by us in accordance with a Board-approved restructuring plan.

         FINANCING INCOME (EXPENSES), NET. Our financing income consisted primarily of interest earned on bank deposits, interest and investment income from various short-term financial instruments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars.

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


                                                                                               YEAR ENDED
                                                                                              DECEMBER 31,
                                                                                      --------------------------------
                                                                                       1999         2000         2001
                                                                                     --------      -------     --------
Revenues...............................................................               100.0%       100.0%       100.0%
Cost of revenues.......................................................                79.6         56.9        182.2
                                                                                     --------      -------     --------
Gross profit (loss)--before non-cash compensation expense..............                20.4         43.1        (82.2)
                                                                                     --------      -------     --------
Non-cash compensation expense..........................................                 1.6          2.1          1.6
Gross profit (loss)....................................................                18.8         41.0        (83.8)
Operating expenses
   Research and development, net of non-cash compensation expense......               109.8         33.9         52.2
   Less: participation by the Chief Scientist of the Government of
     Israel............................................................                35.6          7.6         10.7
                                                                                     --------      -------     --------
   Research and development, net.......................................                74.2         26.3         41.5
   Marketing and selling, net of non-cash compensation expense.........                56.2         30.1         48.0
   General and administrative, net of non-cash compensation expense....                10.6          6.6         23.2
   Amortization of deferred compensation...............................                37.0         30.6         24.3
                                                                                     --------      -------     --------
    Restructuring Costs                                                                --           --           19.1
                                                                                     --------      -------     --------
Total operating expenses...............................................               178.0         93.6        156.1
                                                                                     --------      -------     --------
Operating loss.........................................................              (159.2)       (52.6)      (239.9)
Financing income (expenses), net.......................................                (2.0)         8.5         11.2
                                                                                     --------      -------     --------
Net loss...............................................................              (161.2)%      (44.1)%     (228.7)%
                                                                                     ========      =======     ========

YEARS ENDED DECEMBER 31, 2000 AND 2001

         REVENUES. Revenues decreased from $29.2 million for the year ended December 31, 2000 to $24.9 million for the year ended December 31, 2001, a decrease of $4.3 million. This decrease was primarily attributable to decreased sales resulting from the telecommunications market downturn which started in approximately March 2001.

         COST OF REVENUES. Cost of revenues increased from $16.6 million for the year ended December 31, 2000 to $45.3 for the year ended December 31, 2001, an increase of $28.7 million. This increase was primarily attributable to an inventory write-down, a fixed asset impairment charge, as well as lower production volumes and higher proportional overhead costs.

         Gross profit (loss) as a percentage of revenues before non-cash compensation expenses related to the cost of revenues decreased from 43.1% for the year ended December 31, 2000 to (82.2)% for the year ended December 31, 2001. This decrease was primarily attributable to an inventory write-down, a fixed asset impairment charge, as well as lower production volumes and higher proportional overhead costs.

         RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses increased from $9.9 million for the year ended December 31, 2000 to $13.0 million for the year ended December 31, 2001, an increase of $3.1 million. This increase was primarily due to increases in the number of our research and development personnel and in subcontractors' expenses. Research and development expenses were partially offset by royalty-bearing grants from the Chief Scientist, which amounted to $2.2 million for the year ended December 31, 2000 and $2.7 million for the year ended December 31, 2001.

         MARKETING AND SELLING EXPENSES. Marketing and selling expenses increased from $8.8 million for the year ended December 31, 2000 to $11.9 million for the year ended December 31, 2001, an increase of $3.1 million. This increase was due primarily to our expenditures for our sales and marketing infrastructure. These expenditures included increases in our sales, marketing and customer support personnel, opening new offices, trade shows, traveling and other costs associated with sales and support activities.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $1.9 million for the year ended December 31, 2000 to $5.8 million for the year ended December 31, 2001, an increase of $3.9 million. This increase was due to bad debt recorded, and increases in general and administrative personnel, professional services, and other expenses. The allowance for doubtful debt as of December 31, 2001 was $450 thousand.

         AMORTIZATION OF DEFERRED COMPENSATION. Amortization of deferred compensation decreased from $9.5 million for the year ended December 31, 2000 to $6.4 million for the year ended December 31, 2001, a decrease of $3.1 million. Amortization of deferred compensation includes non-cash compensation expenses related to the cost of revenues of $603 thousand for the year ended December 31, 2000 and $400 thousand for the year ended December 31, 2001.

         RESTRUCTURING COSTS. Restructuring costs increased from $0 for the year ended December 31, 2000 to $4.7 million for the year ended December 31, 2001. This increase was primarily due to restructuring pursuant to our plan in light of the global economic slowdown.

         NET LOSS. Net loss increased from $12.9 million for the year ended December 31, 2000 to $56.8 million for the year ended December 31, 2001, an increase of $43.9 million.

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

         RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses increased from $5.0 million for the year ended December 31, 1999 to $9.9 million for the year ended December 31, 2000, an increase of $4.9 million, or 98%. This increase was primarily due to increases in the number of our research and development personnel and in subcontractors' expenses. Research and development expenses were partially offset by royalty-bearing grants from the Chief Scientist, which amounted to $1.6 million for the year ended December 31, 1999 and $2.2 million for the year ended December 31, 2000.

         MARKETING AND SELLING EXPENSES. Marketing and selling expenses increased from $2.6 million for the year ended December 31, 1999 to $8.8 million for the year ended December 31, 2000, an increase of $6.2 million. This increase was due primarily to our expenditures for our sales and marketing infrastructure. These expenditures included increases in our sales, marketing and customer support personnel, royalty payments, trade shows, traveling and other costs associated with sales and support activities.

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

         The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                                                                ISRAELI INFLATION
                                                       ISRAELI INFLATION     NIS DEVALUATION       ADJUSTED FOR
               YEAR ENDED DECEMBER 31,                       RATE %              RATE %           DEVALUATION %
----------------------------------------------------   -----------------     ---------------    -----------------
  1997.........................................              7.0                  8.8                 (1.7)
  1998.........................................              8.6                 17.6                 (7.7)
  1999.........................................              1.3                 (0.1)                 1.3
  2000.........................................              0.0                 (2.7)                 2.8
  2001.........................................              1.4                  9.3                 (7.2)

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

EFFECTS OF GOVERNMENT REGULATIONS AND LOCATION ON THE COMPANY'S BUSINESS

         For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see "Information on the Company - Conditions in Israel" above.

LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, we have financed our operations primarily through private placements of convertible debentures and preferred shares, royalty-bearing grants from the Chief Scientist, borrowing from a related party, borrowings under our line of credit and from proceeds of our initial public offering on the Nasdaq National Market in August 2000. Through December 31, 2000, we raised $97.8 million in the initial public offering and an additional $35.2 million from three private placements all of which in the aggregate amount to a total of $133.0 million. We did not raise any capital during fiscal 2001. Through December 31, 2001, we received a total of approximately $8.5 million from the Chief Scientist. Prior to fiscal year 2001, we borrowed approximately $1.2 million from a related party which we repaid in August 2000 from the initial public offering proceeds.

         As of December 31, 2001, we had approximately $53.7 million in cash and cash equivalents, short term deposits, and corporate bonds.

         As of December 31, 2001, we had a $6 million line of credit from a leading Israeli bank, all of which is currently undrawn. In consideration for this line of credit, we registered a floating charge on all of our assets in favor of the bank. We also issued a warrant to the bank to purchase our ordinary shares for an aggregate purchase price of up to $900 thousand. The bank exercised this warrant prior to our IPO.

         Net cash used in operating activities was approximately $6.9 million for the year ended December 31, 1999, $25.8 million for the year ended December 31, 2000, and $24.1 million for the year ended December 31, 2001.

         Net cash used in investing activities was $933 thousand for the year ended December 31, 1999, $15.0 million for the year ended December 31, 2000, and $39.5 million for the year ended December 31, 2001. The increase in net cash used in investing activities was primarily attributable to the purchase of property and equipment and to increases in short term deposits and corporate bonds in 2001.

         Net cash provided (used) by financing activities was $8.8 million for the year ended December 31, 1999, $109.8 million for the year ended December 31, 2000, and $(37) thousand for the year ended December 31, 2001. The cash provided by financing activities in the years 1999 and 2000 was attributable to proceeds from the issuance of preferred shares in 1999 and 2000, and the issuance of ordinary shares in our initial public offering.

         As of December 31, 2001, our principal commitments consisted of $7.9 million for obligations outstanding under operating leases and $6.7 million of royalties payable to the

Government of Israel on revenues from product sales. We are also committed to pay royalties to a subcontractor for the development of a component and its integration into one of our products. The royalty rate on royalties payable to this subcontractor decreases on an annual basis, at the rate of 4%, 3% and 2% of our revenues for the first, second and third years of revenues, respectively, and 1% of our revenues for the fourth to seventh years of revenues. This is the fourth year we have received revenues as of December 31, and we currently pay royalties to this subcontractor at a rate of 1% of our collected revenue for a specific product.

         In 2001, the Company entered into agreements with international suppliers pursuant to which the Company is committed to purchase certain products from these suppliers. The initial minimum purchase commitments under these agreements are approximately $27 million.

         The majority of our investments consist of short term, highly liquid investments with original maturities of less than three months. We also have a small portion of our assets in corporate debt securities investments with maturities of up to two years, carrying a minimum rating of AA/A2. All of these investments are in US dollars.

         We believe that current cash and cash equivalent balances and cash flows from operations will be sufficient for our present requirements.

         Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities

CAPITAL EXPENDITURES

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

         Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2001, our research and development staff consisted of 83 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions. Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution. Our extensive protocol knowledge and expertise has resulted in highly optimized solutions for various communications protocols.

INTELLECTUAL PROPERTY

         See: "History and Development of the Company--Intellectual Property."

TREND INFORMATION

         In early 2001, the global telecommunications industry, including in our principal geographic markets, started to experience a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. Many industry players in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have in many cases incurred significant operating losses. Many carriers and service providers have stopped deploying new data communications and telecommunications systems. Many have suspended purchasing new data communications or telecommunications products or have ceased operations completely. Many of these companies are no longer potential customers.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

                                   MANAGEMENT

         The following table lists our current directors and executive officers:

NAME                                                   AGE      POSITION
----                                                   ---      --------
Zohar Zisapel.............................             53       Chairman of the Board of Directors
Shraga Katz...............................             49       Chief Executive Officer, President and
                                                                Director
Inon Beracha..............................             39       Chief Operating Officer and Vice President,
                                                                Research and Development
Ran Oz....................................             35       Chief Financial Officer
Shlomo Tenenberg..........................             47       Vice President, Marketing and Sales
Gil Feingold..............................             42       Vice President, Operations
Sharon Ganot..............................             33       Vice President, Human Resources

NAME                                                   AGE      POSITION
----                                                   ---      --------

Mitchell C. Shelowitz.....................             35       General Counsel and Corporate Secretary
David Ackerman............................             45       President of our U.S. subsidiary

Yael Langer...............................             37       Director
Zohar Gilon...............................             54       Director
Shmuel Levy...............................             47       Director
Joseph Atsmon.............................             52       Director

         ZOHAR ZISAPEL has served as the chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as Chairman since 1998. Mr. Zisapel serves as a director of RIT Technologies Ltd. and Verisity Ltd. and as Chairman of RADVision Ltd. and RADCOM Ltd. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received B.Sc. and M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

         SHRAGA KATZ, our co-founder, has served as our president and chief executive officer since July 1996. From April 1979 to April 1996, Mr. Katz served in the electronic research and development department in the Israeli Ministry of Defense. From April 1993 to April 1996, Mr. Katz served as the head of that department. Mr. Katz received a B.Sc. in electrical engineering and electronics from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

         INON BERACHA, our co-founder, has served as our chief operating officer since December 2000 and our vice president of research and development since July 1996. From January 1985 April 1996, Mr. Beracha served in the electronic research and development department in the Israeli Ministry of Defense. From March 1993 to April 1996, Mr. Beracha served as the deputy head of that department. Mr. Beracha received a B.Sc. and an M.Sc. in electrical engineering and electronics from Tel Aviv University.

         RAN OZ has served as our chief financial officer since September 2001. From 1995 until 2001, Mr. Oz was the general manager and chief financial officer of Jacada Ltd. From 1992 to 1994, Mr. Oz was associated with Somekh Chaikin as a certified public accountant. Mr. Oz received a B.A. in economics and accounting and a Masters degree in business administration and economics from the Hebrew University of Jerusalem.

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

         MITCHELL C. SHELOWITZ has served as our general counsel and corporate secretary since December 2000. From July 1999 until December 2000, Mr. Shelowitz was legal counsel at Gilat Satellite Networks Ltd. Before that, Mr. Shelowitz was associated with the law firms of Goldfarb, Levy, Eran & Co. (Tel Aviv) from 1997 to 1999, Nixon Peabody LLP (Garden City, New York) from 1996 to 1997, and Proskauer Rose LLP (New York City) from 1991 to 1996. Mr. Shelowitz received a J.D. from Touro College, Jacob D. Fuchsberg Law Center and received a B.A. in biology and business from the State University of New York at Albany.

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

         ZOHAR GILON has served as a director of our company since June 1999. Mr. Gilon is a General Partner and Managing Director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd., since September 1995, and Silicom Ltd. since 1995. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University. Mr. Gilon is one of our external directors under Israeli law and is one of our independent directors under Nasdaq rules.

         SHMUEL LEVY has served as a director of our company since June 2000. From December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University. Mr. Levy is one of our external directors under Israeli law and is one of our independent directors under Nasdaq rules.

         JOSEPH ATSMON has served as a director since July 12, 2001. He currently serves as Chairman of Discretix Ltd., a position he has held since April 1, 2001, and director of Nice Ltd. since July 2001. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a Division President and Corporate Vice President for Business Development. Mr. Atsmon received a B.Sc. in Electrical Engineering, SUMMA CUM LAUDE, from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors under Nasdaq rules.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The following table presents all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2001. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period.

                                                                                                PENSION,
                                                                         SALARIES, FEES,     RETIREMENT AND
                                                                         COMMISSIONS AND      OTHER SIMILAR
                                                                             BONUSES            BENEFITS
                                                                         --------------     ---------------
All directors and executive officers as a group, consisting of
thirteen persons...................................................         $845,000            $115,000

         As of December 31, 2001, our directors and executive officers as a group, consisting of thirteen persons, held options to purchase an aggregate of 2,339,250 ordinary shares. All our officers work full time.

         Other than reimbursement for expenses, and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see "Affiliate Employees Option Plan" below and Note 8 to our Consolidated Financial Statements included as Item 18 in this annual report.

BOARD PRACTICES

BOARD OF DIRECTORS

         Our articles of association authorize our board of directors to consist of a minimum of five and a maximum of nine members. Our board of directors presently consists of six members. The board retains all the powers in running our company that are not specifically granted to the shareholders. The board may make decisions to borrow money for our company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

         The board may make a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting. A quorum of directors is at least a majority of the directors then in office. The board may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director as chairman. Minutes of the meetings are recorded and kept at our offices.

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

         As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq National Market we are required to comply with both the rules of the Nasdaq National Market applicable to listed companies and the Israeli Companies Law applicable to Israeli companies. Under Nasdaq National Market Rules, we are required to appoint three independent directors and, under the Israeli Companies Law, we are required to appoint two external directors.

INDEPENDENT DIRECTORS

         The independence standard under Nasdaq rules excludes any person who is a current or former employee of a company or its affiliates as well as the immediate family members of an executive officer of a company or its affiliates. Messrs. Zohar Gilon, Shmuel Levy, and Joseph Atsmon currently serve as our independent directors. Mr. Atsmon was appointed as our third independent director in July 2001 to replace our interim independent director Yael Langer.

EXTERNAL DIRECTORS

         We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and which supersedes most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the minister of justice to adopt regulations exempting from the provisions described below companies whose shares are traded outside of Israel, such as Ceragon.

         Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has or had during the two years preceding the date of appointment any affiliation with:

          o    the company;

          o    any entity controlling the company; or

          o any entity controlled by the company or by this controlling entity.

               The  term affiliation includes:


          o    an employment relationship;

          o a business or professional relationship maintained on a regular basis;

          o    control; and

          o service as an office holder, excluding service as an office holder during the three month period in which the company first offers its shares to the public.

         No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's service as an external director, or, if his or her position or other business might interfere with his or her ability to serve as a director.

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

ELECTION OF EXTERNAL DIRECTORS

         External directors are elected by a majority vote at a shareholders' meeting, provided that either:

          o the majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

          o the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

         The initial term of an external director is three years and may be extended for an additional three years. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court (if they cease to meet the statutory qualifications with respect to their appointment, or if they violate their duty of loyalty to the company). Each committee of a company's board of directors is required to include at least one external director. Currently, Zohar Gilon and Shmuel Levy serve as our external directors.

AUDIT COMMITTEE

NASDAQ REQUIREMENTS

         Under Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under Nasdaq rules include evaluating the independence of a company's outside auditors. Currently, Messrs. Zohar Gilon, Shmuel Levy, and Joseph Atsmon serve on our audit committee. Mr. Atsmon was appointed as our third independent director in July 2001 to replace Yael Langer who served as an interim member of our audit committee.

COMPANIES LAW REQUIREMENTS

         Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:


          o    the chairman of the board of directors; and

          o a controlling party, or his or her relative, and any director employed by the company or who provides services to the company on a regular basis.

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

         The composition of our Audit Committee satisfies both the Nasdaq National Market Rules and the Israeli Companies Law requirements.

APPROVAL OF CERTAIN TRANSACTIONS

         The approval of the audit committee is required to effect specified actions and exceptional transactions with office holders, third parties in which an office holder has a personal interest and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A controlling party is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, provided that two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder. The audit committee may not approve an action or an exceptional transaction with a controlling party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the company. In addition, the audit committee must approve contracts between the company and any of its directors relating to the service or employment of the director.

REMUNERATION OF DIRECTORS

         Directors' remuneration requires the approval of the audit committee, the board of directors, and the shareholders. except for reimbursement of reasonable expenses incurred in connection with carrying out the directors' duties.

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

DIVIDENDS

         The board may declare dividends as it views justified, but the final dividend for any fiscal quarter must be proposed by the board and approved by the shareholders. Dividends may be paid in assets or shares, debentures or debentures stock of our company or of other companies. For further information, please see "Financial Information - Dividends."

INTERNAL AUDITOR

         Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. We have appointed Gideon Duvshani, C.P.A., as our internal auditor.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

FIDUCIARY DUTIES OF OFFICE HOLDERS

         The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. An officer includes the general or deputy general manager, chief business manager and any other manager who reports directly to the general manager. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

          o information on the appropriateness of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

          o    all other important information pertaining to these actions.

         The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

          o refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

          o    refrain from any activity that is competitive with the company;

          o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

          o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

                  The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:


          o the office holder acts in good faith and the act or its approval does not cause harm to the company; and

          o the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company's approval.

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

DISCLOSURE OF PERSONAL INTERESTS OF AN OFFICE HOLDER

         The Companies Law requires that an office holder of a company promptly disclose, without delay, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

          o the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

          o any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

         Under the Companies Law, an extraordinary transaction is a transaction:

          o    other than in the ordinary course of business;

          o    otherwise than on market terms; or

          o that is likely to have a material impact on the company's profitability, assets or liabilities.

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

         If the transaction is an extraordinary transaction, first the audit committee and then the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is required.

DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING PARTY

         Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling party of a public company. A controlling party includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company or a shareholder who has the ability to direct the actions of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that:

          o the majority of shares voted at the meeting, including at least one-third of the shares of shareholders who have no personal interest in the transaction, vote in favor of the election; or

          o the total number of shares voted against the transaction by shareholders who have no personal interest in the transaction does not exceed one percent of the aggregate voting rights in the company.

         In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing his power in the company, such as shareholder votes. Further, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

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

OFFICE HOLDERS INSURANCE

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

          o    a breach of his or her duty of care to us or to another person;

          o a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

          o a financial liability imposed upon him or her in favor of another person.

INDEMNIFICATION OF OFFICE HOLDERS

         Our articles of association provide that we may indemnify any of our office holders against an act performed in his or her capacity as an office holder, including indemnity for the following:

          o a financial liability imposed on him or her in favor of another person; and

          o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal charge from which he or she was acquitted; or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent.

         Our articles of association also include the following:

          o we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be reasonable under the circumstances.

          o    we are authorized to indemnify retroactively our office holders.

LIMITATIONS ON INSURANCE AND INDEMNIFICATION

         The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

          o a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

          o a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

          o any act or omission done with the intent to derive an illegal personal benefit; or

          o    any fine levied against the office holder.

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

         In addition, provisions of the Companies Law that deal with "arrangements" between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an "arrangement" transaction and court approval of the merger.

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

EMPLOYEES

         As of December 31, 2001, we had 204 employees worldwide, of whom 83 were employed in research and development, 51 in sales and marketing, 15 in management and administration and 55 in operations. Of these employees, 179 were based in Israel, 12 were based in the United States, 10 were based in Europe, and 3 were based in Latin America and Asia-Pacific. We have employment agreements with all of our employees.

         As part of a number of measures taken to reduce our operating costs, during 2001, we engaged in work force reductions. The above numbers reflect the post-reduction workforce.

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

SHARE OWNERSHIP

         The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of December 31, 2001. The percentage of outstanding ordinary shares is based on 22,165,196 ordinary shares outstanding as of December 31, 2001.

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


                                                                                             PERCENTAGE OF
                                                                     NUMBER OF ORDINARY       OUTSTANDING
NAME                                                                       SHARES           ORDINARY SHARES
----------------------------------------------------------           ------------------     ---------------
Zohar Zisapel.............................................               2,569,500                11.6%
Shraga Katz ..............................................                 898,000                 4.1%
All of directors and executive officers as a group,
Consisting of thirteen people(1)..........................               4,216,332                19.0%

(1) Each of these directors and executive officers individually beneficially owns less than 1% of the outstanding shares, except Messrs. Zohar Zisapel and Shraga Katz. These holdings do not include 816,250 ordinary shares held by Tamar Technologies L.P., a venture capital fund for which our director Zohar Gilon is a General Partner and Managing Director.

STOCK OPTION PLANS

KEY EMPLOYEE SHARE INCENTIVE PLAN

         In August 1996, we adopted our key employee share incentive plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan. No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2001:


ORDINARY SHARES RESERVED                                     WEIGHTED AVERAGE
   FOR OPTION GRANTS            OPTIONS OUTSTANDING           EXERCISE PRICE
------------------------        -------------------         ------------------
       7,539,000                     4,923,404                    $2.36

         The 7,539,000 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our affiliate employees option plan in the aggregate. Of the shares reserved for option grants, 1,442,500 were issued by the board of directors pursuant to a decision as of October 23, 2001, and are subject to approval by the shareholders at the next annual general meeting.

         The share incentive committee of our board of directors administers the plan. Under the plan, the committee has the authority to determine, in its discretion:

          o    the persons to whom options are granted;

          o    the number of shares underlying each option award;

          o    the time or times at which the award shall be made;

          o the exercise price, vesting schedule and conditions under which the options may be exercised; and

          o any other matter necessary or desirable for the administration of the plan.

         Under section 112 of the Israeli Companies Law, the share incentive committee may only advise our board of directors with regard to the grant of options, and the actual grant is carried out by our board of directors.

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

         This restriction does not apply to employees that are not subject to the Israeli Tax Ordinance. In addition, pursuant to an amendment to the plan, based upon a tax ruling by the Israeli Tax Authority, option holders that are subject to the Israeli Tax Ordinance have the ability to exercise vested options prior to the conclusion of the two year period as long as:

          o all shares arising out of the employee's exercise of options are sold immediately upon exercise to an unrelated third party; and

          o the employee exercising the options pays to the Israel Tax Authority a 50% tax on the net revenue resulting from the exercise of options and the sale of shares.

TERMINATION AND AMENDMENT

         Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

AFFILIATE EMPLOYEES OPTION PLAN

         In May 1997, we adopted our affiliate employees option plan. This plan has terms that are substantially identical to the terms of the key employee share incentive plan. Our employees, directors and consultants are eligible to participate in the plan. No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2001:

ORDINARY SHARES RESERVED                                     WEIGHTED AVERAGE
   FOR OPTION GRANTS            OPTIONS OUTSTANDING           EXERCISE PRICE
------------------------        -------------------         ------------------
      7,539,000                       805,450                     $5.28

         The 7,539,000 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our key employee share incentive plan in the aggregate. Of the shares reserved for option grants, 342,500 were issued by the board of directors pursuant to a decision as of October 23, 2001, and are subject to approval by the shareholders at the next annual general meeting.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The following table sets forth stock ownership information as of December 31, 2001 with respect to:

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

         Unless otherwise noted below, each shareholder's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

                                                                                             PERCENTAGE OF
                                                                  NUMBER OF ORDINARY          OUTSTANDING
NAME                                                                    SHARES             ORDINARY SHARES(1)
----------------------------------------------------------        ------------------       ------------------
Yehuda Zisapel(2).........................................            2,838,000                   12.8%
Zohar Zisapel(2)..........................................            2,569,500                   11.6%
HarbourVest International Private Equity Partners III -
   Direct Fund, L.P.(3)...................................            1,565,750                    7.1%
Fidelity International Limited (4)                                    1,914,300                    8.6%
Directors and Executive Officers as a group
(thirteen people) (5).....................................            4,216,332                   19.0%

(1) Based on 22,165,196 Ordinary Shares issued and outstanding as of December 31, 2001.

(2)  Yehuda Zisapel and Zohar Zisapel are brothers.

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

(4) Fidelity International Limited is a Bermuda company, located at HM 670 Hamilton, HMCX, Bermuda.

(5) Each of these directors and executive officers individually beneficially own less than 1% of the outstanding shares, except Messrs. Zohar Zisapel and Shraga Katz. These holdings do not include 816,250 ordinary shares held by Tamar Technologies L.P., a venture capital fund for which our director Zohar Gilon is a General Partner and Managing Director.

RELATED PARTY TRANSACTIONS

THE RAD-BYNET GROUP OF COMPANIES

         Yehuda Zisapel is a principal shareholder and Zohar Zisapel is a director and principal shareholder of our company. They are brothers who, as of December 31, 2001, together control 24.4% of our company. Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as other real estate, holding a pharmaceutical companies:

AB-NET Ltd.                               Modules Inc.                                  RND Operation Services Ltd.
Axerra Networks Inc.                      RADCOM Ltd.                                   RADView Software Ltd.
BYNET Data Communications Ltd.            RAD Data Communications Ltd.                  RADVision Ltd.
BYNET Electronics Ltd.                    RADLAN Computer Communications Ltd.           RADWARE Ltd.
BYNET SEMECH Outsourcing Ltd.             RND Networks Ltd.                             RADWIN Ltd.
BYNET Systems Applications Ltd.           SILICOM Ltd.                                  RIT Technologies Ltd.
EADWARE Ltd.                              SANRAD Inc.                                   WISAIR Inc.
                                                                                        RADREAL Ltd.

         The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

         Mr. Gilon, our director, also serves as a director of other companies in the RAD-BYNET group, including RADCOM Ltd., RIT Technologies Ltd. and SILICOM Ltd. Mr. Ackerman, the President of our U.S. subsidiary, founded and served in the past as President of DORNET Systems, a U.S. distributor for the RAD-BYNET group. Mr. Ackerman also served in the past as the vice president of North American sales of RIT Technologies.

         In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

         Members of the RAD-BYNET group provide us on an as-needed basis with finance, legal, management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $0.7 million in 2001.

         We generally ascertain the market prices for goods and services that can be obtained at arms' length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved by our board of directors and audit committee. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities, including other members of the

RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

LEASE ARRANGEMENTS

         We lease our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. This facility is approximately 41,000 square feet in size. The lease for this facility will expire in May 2003, with options to renew for two additional one-year periods. We also lease an additional 12,000 square feet in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel. The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.3 million in 2001.

SUPPLY ARRANGEMENT

         We purchase components from RAD Data Communications Ltd. and other members of the RAD-BYNET group which we integrate into our products. The aggregate purchase price of these components was approximately $1 million for the year ended December 31, 2001.

SALES REPRESENTATION AGREEMENT

         In January 2001, we entered into a non-exclusive sales representation agreement with Bynet Data Communications Ltd. The term of this agreement was one year, subject to one year renewals upon agreement by the parties. This agreement was not renewed. Under the agreement, Bynet was granted the right to market our products in Israel and to the Israel Ministry of Defense. Under the agreement, Bynet was paid $22,500 for their services, and, subject to sales, sales commissions ranging from 5%-8%.

DISTRIBUTORSHIP AGREEMENT

         In January 2001, we entered into a non-exclusive distributor agreement with Bynet Data Communications Ltd. The term of this agreement is one year, which is automatically renewed for additional one year terms, unless either party provides notice of non-renewal within ninety days prior to the expiration of any such one year term. Under this agreement, Bynet may resell our products to companies in Israel and to the Israel Ministry of Defense. This agreement has been automatically renewed for an additional one year term.

REGISTRATION RIGHTS

         In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to 14,581,500 ordinary shares which resulted following conversion of their preferred shares immediately prior to the completion of our initial public offering. The agreement grants registration rights to each of:

          o the majority of the holders of the ordinary shares resulting from the conversion of such preferred shares; and

          o    Yehuda Zisapel and Zohar Zisapel.

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


ITEM 8:  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Consolidated Financial Statements. No significant change to Ceragon's financial condition has occurred since the date of the annual financial statements included herein.

EXPORT SALES

         In 2001, all of our sales were to customers located outside of Israel.

LEGAL PROCEEDINGS

         We are not a party to any material legal proceedings, nor have there been any material legal proceedings in which any of our directors, members of senior management, or affiliates is either a party adverse to us or has a material interest adverse to us. There are no material legal or governmental proceedings which we know to be pending against us.

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

CORPORATE TAX RATE

         Israeli companies are generally subject to income tax at the rate of 36%. However, a program at our manufacturing facility in Tel Aviv has been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. We are entitled to a reduction in the normally applicable tax rate for income generated from this program. Additionally, an investment program at our former Jerusalem facility had been granted approved enterprise status. Although we closed the Jerusalem facility during 2001, we received approval to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility later in 2001. Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment is eligible for the following tax benefits commencing in the first year in which it generates taxable income:

YEAR AFTER WE
BEGIN GENERATING
TAXABLE INCOME                TAX BENEFIT
--------------                -----------
1-2.......................    Tax-exempt
3-7.......................    Corporate tax of up to 25%
8-10......................    Corporate tax of up to 25% if more than 25% of our
                              shares are held by non-Israeli investors

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

         As of December 31, 2001, our net operating loss carry-forwards for Israeli income tax purposes amounted to approximately $54 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We have provided a valuation allowance for the full amount of the tax benefit derived from these loss carry-forwards due to our history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

         As of December 31, 2001, the net operating loss carry-forwards of our New Jersey subsidiary for U.S. tax purposes amounted to approximately $9.9 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in 2021.

GOVERNMENT GRANTS

         Our research and development efforts have been financed through internal resources and grants from the Chief Scientist. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development expenditure programs are eligible for grants of up to 50% of the expenditures if they meet certain criteria.

         For the years ended December 31, 2000 and 2001, the Chief Scientist provided grants for research and development efforts of approximately $2.2 million and $2.7 million, representing 22% and 21% of our total research and development expenses in each of these respective periods. We expect that the Chief Scientist grants will be maintained at the same approximate percentage of our total research and development expenses in the short term.

         We pay royalties to the Chief Scientist only if the project yields revenues. The royalty rates are 3% of sales in the first three years of sales and were recently changed to 3.5% thereafter (instead of 4% in the next three years and 5% thereafter), up to the repayment of 100% of the received grants. For grants received under programs approved subsequent to January 1, 1999, the maximum payment is 100% of the grant amount plus interest at LIBOR rates. Our total obligation for royalties to the Chief Scientist for grants received or accrued, net of royalties paid, or accrued, amounted to approximately $6.7 million as of December 31, 2001.

         For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

                                                       ROYALTIES PAID OR ACCRUED
                                                       -------------------------
                                                             (IN THOUSANDS)


Year ended December 31, 1999.........................          $   137
Year ended December 31, 2000.........................          $   876
Year ended December 31, 2001.........................          $   778

         The manufacturing of products developed with Chief Scientist grants must be performed in Israel. However, subject to the Chief Scientist's approval, manufacturing may be performed outside of Israel if the company pays increased royalties. Such increased royalties are also based on the amount of manufacturing performed outside of Israel.

         The Government of Israel, through its Fund for the Encouragement of Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 30% of these expenses, not to exceed $1.0 million annually. In 1999, we received grants from the marketing fund totaling approximately $50 thousand. As of December 31, 2001, we had no liability to the Government of Israel for grants received from the marketing fund.

         We submitted a new marketing plan that was approved in May 2000. Under this program, we received grants totaling $180 thousand in 2001. In respect of this grant, we are required to pay a royalty at the rate of 4% of the total increase in export sales, up to the total amount of the grant received, commencing on January 1, 2003. As of December 31, 2001, we were obligated to repay a total of $180 thousand to the Government of Israel for grants received from the marketing fund utilizing this royalty mechanism. With respect to this grant, as of December 31, 2001, we accrued $40 thousand in royalties which are payable by January 1, 2003.

ITEM 9:  OFFER AND LISTING

         Our ordinary shares are listed on the Nasdaq National Market since August 4, 2000.

         The table below sets forth for the periods indicated the high and low last reported prices of the ordinary shares as reported on Nasdaq since August 4, 2000.

                                                            ORDINARY SHARES
                                                          --------------------
                                                           HIGH          LOW
                                                          -----         -----
YEAR ENDING DECEMBER 31, 2000

AUGUST 4, 2000 THROUGH DECEMBER 31, 2000: ..........      32.00         10.63
August 4, 2000 through September 30, 2000...........      32.00         17.06
Fourth Quarter .....................................      24.75         10.63

YEAR ENDING DECEMBER 31, 2001:
First Quarter ......................................      19.31          6.19
Second Quarter .....................................       5.97          2.34
Third Quarter ......................................       3.30          2.00
Fourth Quarter .....................................       4.49          1.92

MOST RECENT SIX MONTHS:

     October .......................................       2.1           1.92
     November ......................................       3.04          1.94
     December ......................................       4.49          2.95
     January .......................................       4.55          3.40
     February ......................................       3.50          2.80
     March .........................................       3.38          3.00

         As of April 3, 2002, the last reported price of one of our ordinary shares on the Nasdaq National Market was $2.90.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the Securities and Exchange Commission on August 3, 2000, and is incorporated herein by reference.

MATERIAL CONTRACTS

         None.

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

         Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

          o who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

          o who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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


                             DIVIDENDS NOT GENERATED BY AN APPROVED ENTERPRISE
                            ----------------------------------------------------
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

ISRAELI FOREIGN EXCHANGE REGULATIONS

         We are permitted to pay in Israeli and non-Israeli currency:

          o    dividends to holders of our ordinary shares; and

          o any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a holder of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

          o    an individual who is a citizen or resident of the United States,

          o a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,

          o a partnership (or other entity treated as a partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, expect as otherwise provided by future Treasury regulations,

          o an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

          o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

         This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

          o    are broker-dealers or insurance companies;

          o    have elected mark-to-market accounting;

          o    are tax-exempt organizations;

          o    are financial institutions or financial services entities;

          o hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

          o own directly, indirectly or by attribution at least 10% of our voting power; and

          o    have a functional currency that is not the U.S. dollar.

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

         A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

          o if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date; or

          o to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

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

         A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. The U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

         If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

          o    the three previous years; or

          o the U.S. holder's holding period for ordinary shares before the present taxable year.

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

         The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund in the first taxable year in which the U.S. holder owns ordinary shares and if we comply with specified reporting requirements. Instead, a U.S. holder having made a qualified electing fund election, or QEF election, is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

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

         Although we do not believe that we were a PFIC in 2001, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2002 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

         Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

          o the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

               (i) in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

               (ii) in the case of an individual, the item is attributable to a fixed place of business in the United States;

          o the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

          o the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

         U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to back-up withholding at a rate of 30% unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and back-up withholding at a rate of 30% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not use derivative financial instruments for trading purposes. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required. We are exposed to certain other types of market risks, as further described below.

         We are exposed to financial market risk associated with changes in foreign currency exchange rates. The majority of our revenue and expenses are transacted in U.S. dollars. A portion of our expenses, however, are denominated in New Israeli Shekels and Euros. During 2001, in order to protect against the volatility of future cash flows caused by changes in foreign currency exchange rates, we used a forward contract. As of year end, the outstanding balance of the forward contract was immaterial.

         We invest in investment grade U.S. corporate bonds and dollar deposits with banks. Since these investments typically carry fixed interest rates and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

         As of December 31, 2001, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

NOT APPLICABLE



PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

NOT APPLICABLE


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

USE OF PROCEEDS

         Through December 31, 2001, most of the net offering proceeds from our initial public offering were invested in short term investments. During fiscal year 2001, we used $3.2 million of the net offering proceeds on capital expenditures, including manufacturing equipment, research equipment and leasehold improvements.


ITEM 15. [RESERVED]


ITEM 16. [RESERVED]

PART III


ITEM 17. FINANCIAL STATEMENTS

NOT APPLICABLE.


ITEM 18. FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-24 hereof.


ITEM 19. EXHIBITS

(A)  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                                              PAGE
     ------------------------------------------                                                              ----
     Report of Independent Auditors .......................................................................   F-2
     Consolidated Balance Sheets at December 31, 2001 and 2000.............................................   F-3
     Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999............   F-4
     Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,
        2001, 2000 and 1999................................................................................   F-5
     Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999............   F-6
     Notes to Consolidated Financial Statements............................................................   F-7

(B)    EXHIBITS

1.1 Memorandum of Association (English translation accompanied by Hebrew original*
1.2   Articles of Association**
4.1 Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties
         Ltd. (English translation)***
8.1   List of Subsidiaries
10.1  Consent of Luboshitz Kasierer


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

                              ---------------------
                              CERAGON NETWORKS LTD.
                              ---------------------




                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2001
                             -----------------------

                              ---------------------
                              CERAGON NETWORKS LTD.
                              ---------------------




                                 C O N T E N T S
                                 ---------------




                                                                        PAGE
                                                                        ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 2001 and 2000           F-3

  Consolidated Statements of Operations                                  F-4
    for the years ended December 31, 2001, 2000 and 1999

  Consolidated Statements of Changes in Shareholders' Equity
    for the years ended December 31, 2001, 2000 and 1999                 F-5

  Consolidated Statements of Cash Flows
    for the years ended December 31, 2001, 2000 and 1999                 F-6

  Notes to the Consolidated Financial Statements                      F-7 - F-26





                                    # # # # #

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
CERAGON NETWORKS LTD.
---------------------


We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ceragon Networks Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                               /s/ Luboshitz Kasierer
                                               ----------------------
                                               LUBOSHITZ KASIERER
                                                Arthur Andersen


Tel-Aviv, Israel
January 31, 2002

                              CERAGON NETWORKS LTD.

                           CONSOLIDATED BALANCE SHEETS
          (U.S. dollars in thousands, except share and per share data)

                                                                                       DECEMBER 31
                                                                                  ---------------------
                                                                  NOTE             2000           2001
                                                                                  ------         ------

ASSETS
Current assets
  Cash and cash equivalents                                       (4A)            70,064          6,421
  Short-term deposits                                             (4B)            10,256         26,741
  Corporate bonds                                                 (5)                  -         19,813
  Trade receivables, net                                          (2E)            12,705          2,822
  Other receivables                                              (10A)             5,300          2,143
  Inventories                                                    (10B)            22,190          7,377
                                                                               ---------       --------
      Total current assets                                                       120,515         65,317
                                                                               ---------       --------
Corporate bonds                                                   (5)                  -            746
                                                                               ---------       --------

Property and equipment                                            (3)
  Cost                                                                             8,469          8,151
  Less - accumulated depreciation                                                  1,455          3,058
                                                                               ---------       --------
                                                                                   7,014          5,093
                                                                               ---------       --------

Deposits with insurance companies                                 (6)                521            930
                                                                               ---------       --------
      Total assets                                                               128,050         72,086
                                                                               =========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade payables                                                                  12,463          5,040
  Other payables and accrued expenses                            (10C)             3,494          4,916
                                                                               ---------       --------
      Total current liabilities                                                   15,957          9,956
                                                                               ---------       --------

Long-term liabilities
  Accrued severance pay                                           (6)              1,025          1,511
                                                                               ---------       --------

      Total liabilities                                                           16,982         11,467
                                                                               ---------       --------

Commitments and contingent liabilities                            (7)

Shareholders' equity                                              (8)
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized  - 40,000,000; Issued and outstanding as
        of December 31, 2000 and 2001 - 20,517,521 and
        22,165,196 shares, respectively
                                                                                      52             56
    Additional paid-in capital                                                   170,348        169,355
    Deferred compensation                                                        (12,231)        (4,848)
    Accumulated deficit                                                          (47,101)      (103,944)
                                                                               ---------       --------
  Total shareholders' equity                                                     111,068         60,619
                                                                               ---------       --------

  Total liabilities and shareholders' equity                                     128,050         72,086
                                                                               =========       ========


        /s/ Shraga Katz                                  /s/ Ran Oz
     --------------------------                     --------------------------
            SHRAGA KATZ                                      RAN OZ
      Chief Executive Officer                        Chief Financial Officer


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              CERAGON NETWORKS LTD.


                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. dollars in thousands, except share and per share data)

                                                                                FOR THE YEAR ENDED
                                                                                    DECEMBER 31
                                                                    ------------------------------------------
                                                          NOTE          1999          2000            2001
                                                         ------     -----------   ------------    ------------

Revenues                                                  (10D)           4,552         29,197          24,852
Cost of revenues                                                          3,624         16,605          45,282
                                                                    -----------   ------------    ------------
         Gross profit (loss) before non-cash
           compensation expense                                             928         12,592         (20,430)
Non-cash compensation expense                                                73            603             400
                                                                    -----------   ------------    ------------
         Gross profit (loss)                                                855         11,989         (20,830)
                                                                    -----------   ------------    ------------

Operating expenses
  Research and development, net of non-
    cash compensation expense of $470,                                    5,000          9,904          12,967
    $3,408, $2,248, respectively
  Less - participation by the Chief
    Scientist of the Government of Israel                 (7A)            1,621          2,211           2,660
                                                                    -----------   ------------    ------------

  Research and development, net                                           3,379          7,693          10,307

  Marketing and selling, net of non-cash
    compensation expense of $664,                                         2,560          8,790          11,924
    $3,085, $1,984, respectively
  General and administrative, net of
    non-cash compensation expense of $551,
    $2,433, $1,799, respectively                                            483          1,926           5,770

  Amortization of deferred compensation                                   1,685          8,926           6,031

  Restructuring costs                                     (11)                -              -           4,750
                                                                    -----------   ------------    ------------
         Total operating expenses                                         8,107         27,335          38,782
                                                                    -----------   ------------    ------------

Operating loss                                                           (7,252)       (15,346)        (59,612)

Financing income (expenses), net                                            (89)         2,470           2,769
                                                                    -----------   ------------    ------------
         Net loss                                                        (7,341)       (12,876)        (56,843)
                                                                    -----------   ------------    ------------

Dividend related to convertible preferred shares                              -        (22,328)              -
                                                                    -----------   ------------    ------------

Net loss attributable to ordinary shareholders                           (7,341)       (35,204)        (56,843)
                                                                    ===========   ============    ============

Basic and diluted net loss per ordinary share                             (1.42)         (3.06)          (2.69)
                                                                    ===========   ============    ============

Weighted average number of shares used to
   compute basic and diluted net loss per share                       5,161,000     11,501,722      21,099,336
                                                                    ===========   ============    ============


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              CERAGON NETWORKS LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 (U.S. dollars in thousands, except share data)


                                                ORDINARY   PREFERRED    SHARE     ADDITIONAL       DEFERRED   ACCUMULATED   TOTAL
                                                 SHARES     SHARES     CAPITAL  PAID-IN CAPITAL  COMPENSATION   DEFICIT
                                               ----------- ----------  -------  ---------------  ------------ -----------  ---------
Balance as of January 1, 1999                   5,089,000            -     16          1,425           (573)      (4,556)    (3,688)
Deferred compensation                                   -            -      -         11,457        (11,457)           -          -
Amortization of deferred compensation                   -            -      -              -          1,758            -      1,758
Issuance of preferred shares (*)                        -    3,666,000      8          8,845              -            -      8,853
Conversion of convertible debentures              151,750    1,386,000      4          3,744              -            -      3,748
Net loss                                                -            -      -              -              -       (7,341)    (7,341)
                                               ----------   ----------   ------     --------       --------     --------    -------
Balance as of December 31, 1999                 5,240,750    5,052,000     28         25,471        (10,272)     (11,897)     3,330
Issuance of preferred shares (*)                        -    4,440,500     10         22,318              -            -     22,328
Issuance of ordinary shares - initial
  public offering (*)                           5,784,271            -     14         88,618              -            -     88,632
Conversion of preferred shares                  9,492,500   (9,492,500)     -              -              -            -          -
Dividend related to convertible
  preferred shares                                      -            -      -         22,328              -      (22,328)         -
Deferred compensation                                   -            -      -         11,488        (11,488)           -          -
Amortization of deferred compensation                   -            -      -              -          9,529            -      9,529
Issuance of warrants                                    -            -      -            125              -            -        125
Net loss                                                -            -      -              -              -      (12,876)   (12,876)
                                               ----------   ----------   ------     --------       --------     --------    -------
Balance as of December 31, 2000                20,517,521            -     52        170,348        (12,231)     (47,101)   111,068

Issuance of ordinary shares
  (options exercised)                           1,647,675            -      4              -              -            -          4
Deferred compensation related to
  forfeited options                                     -            -      -           (952)           952            -          -
Additional IPO expenses                                 -            -      -            (41)             -            -        (41)
Amortization of deferred compensation                   -            -      -              -          6,431            -      6,431
Net loss                                                -            -      -              -              -      (56,843)   (56,843)
                                               ----------   ----------   ------     --------       --------     --------    -------
Balance as of December 31, 2001                22,165,196            -     56        169,355         (4,848)    (103,944)    60,619
                                               ==========   ==========   ======     ========       ========     ========    =======


     (*)   Net of issuance expenses - 2000 - $ 8,507, 1999 - $151.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              CERAGON NETWORKS LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------------
                                                                        1999          2000            2001
                                                                    -----------   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                              (7,341)      (12,876)       (56,843)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation                                                         370           854          2,015
      Amortization of deferred compensation                              1,758         9,529          6,431
      Loss from disposal and impairment of fixed assets                      -             -          2,018
      Severance pay, net                                                    98           352             77
      Accrued interest income - short-term deposit                           -          (256)          (410)
      Accrued interest income corporate bonds                                -             -           (192)
      Other                                                                 24             4              -
  Changes in operating assets and liabilities:
      Decrease (increase) in trade receivables                          (1,570)      (10,854)         9,883
      Decrease (increase) in other receivables                            (457)       (4,487)         3,291
      Decrease (increase) in inventories                                (2,088)      (20,158)        14,813
      Increase (decrease) in trade payables                              1,385         9,771         (6,581)
      Increase in other payables and accrued expenses                      946         2,298          1,422
                                                                       -------      --------        -------
         Net cash used in operating activities                          (6,875)      (25,823)       (24,076)
                                                                       -------      --------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                                      (933)       (5,121)        (3,177)
  Proceeds from sales of property and equipment                              -            72            223
  Increase in short-term deposits                                            -       (10,000)       (16,075)
  Increase in corporate bonds                                                -             -        (20,501)
                                                                       -------      --------        -------
         Net cash used in investing activities                            (933)      (15,049)       (39,530)
                                                                       -------      --------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of loan received from related party                              -        (1,173)             -
  Issuance of preferred shares                                           8,853        22,328              -
  Issuance of ordinary shares                                                -        88,632              4
  Payment of additional IPO expenses                                         -             -            (41)
                                                                       -------      --------        -------
         Net cash provided by (used in) financing activities             8,853       109,787            (37)
                                                                       -------      --------        -------

INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                            1,045        68,915        (63,643)
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                                     104         1,149         70,064
                                                                       -------      --------        -------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                         1,149        70,064          6,421
                                                                       =======      ========        =======

INTEREST PAID                                                              106            66              -
                                                                       =======      ========        =======
NONCASH ACTIVITIES

  Conversion of convertible debentures                                   3,748             -              -
                                                                       =======      ========        =======

  Deferred interest expense upon issuance of warrants                        -           125              -
                                                                       =======      ========        =======

  Dividend related to convertible preferred shares                           -        22,328              -
                                                                       =======      ========        =======

  Transfer of inventory to fixed assets                                      -           691              -
                                                                       =======      ========        =======

  Purchase of fixed assets in payables                                       -           842              -
                                                                       =======      ========        =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              CERAGON NETWORKS LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. dollars in thousands, except share and per share data)


NOTE 1 -  GENERAL

          Ceragon Networks Ltd. (the "Company") is an Israeli corporation that is engaged in one business segment - developing, manufacturing and marketing high capacity broadband wireless network equipment. In August 2000, the Company closed an initial public offering of its ordinary shares on the Nasdaq.

          The Company has seven wholly-owned subsidiaries, Ceragon Networks, Inc. and Ceragon Networks Latin America, Inc. in the U.S., Ceragon Networks (UK) Limited in the United Kingdom, Ceragon Networks SARL in France, Ceragon Networks Gmbh in Germany, Ceragon Networks (HK) Limited in Hong Kong, and Ceragon Networks, S.A. de C.V. in Mexico. The subsidiaries provide marketing, distribution, sales and technical support to the Company's customers in Europe, South America, Asia and the U.S..


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

          A.   FINANCIAL STATEMENTS IN U.S. DOLLARS

               The financial statements of the Company have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Substantially all of the Company's sales are made outside of Israel. A major portion of these sales are made in U.S. dollars. A substantial portion of the purchases of materials and components are made in U.S. dollars and other non-Israeli currencies.

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

                              CERAGON NETWORKS LTD.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          A.   FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

               Monetary items - at the exchange rate in effect on the balance sheet date.

               Nonmonetary items - at historical exchange rates.

               Revenues and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

               All exchange gains and losses from the aforementioned remeasurement (which are immaterial for all periods presented) are reflected in the statement of operations. The representative rate of exchange of the New Israeli Shekel (NIS) at December 31, 2001 was U.S.$1-NIS 4.416, (December 31, 2000 and 1999 - NIS
               4.041 and NIS 4.153, respectively).

          B.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the accounts of the
               Company  and  its   wholly-owned   subsidiaries.   All   material
               intercompany transactions and balances have been eliminated.

          C.   CASH AND CASH EQUIVALENTS

               All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

          D.   SHORT-TERM INVESTMENTS

               Short-term investments are presented in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 115 - "Accounting for Certain Investments in Debt and Equity Securities". The investments have been categorized as held to maturity securities. These investments are stated at cost, as it is the intent of the Company to hold these securities until maturity. The Company's investment holdings have been classified in the consolidated balance sheet according to the maturity date.

                              CERAGON NETWORKS LTD.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          E.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance is determined based upon management's evaluation of specific receivables that are doubtful of collection. The allowance for doubtful accounts was $250 and $450 as of December 31, 2000 and 2001, respectively. For the years ended December 31, 1999, 2000 and 2001, the Company recorded provision for doubtful accounts / bad debt expense of $100, $150, and $2,800, respectively, included in general and administrative expenses.

          F.   INVENTORIES

               Inventories are valued at the lower of cost or market, cost being determined mainly on the "moving average" basis.

          G.   PROPERTY AND EQUIPMENT

               Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to fourteen years.

               The Company values long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed Of". The Company recognizes impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets.

                              CERAGON NETWORKS LTD.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          H.   RESEARCH AND DEVELOPMENT

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

          I.   REVENUE RECOGNITION

               Revenue from sales of equipment are recognized upon shipment, or, if applicable, at the end of the evaluation period, and when collectibility is probable.

                              CERAGON NETWORKS LTD.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          J.   INCOME TAXES

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

          K.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               Unless   otherwise   noted,  the  carrying  amount  of  financial
               instruments approximates fair value.

          L.   CONCENTRATIONS OF CREDIT RISK

               SFAS No. 105, Disclosure of Information about Financial Instrument with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company's accounts receivables credit risk is concentrated in the United States, Europe and Latin America.

               The  Company  insures   certain  trade   receivables  of  certain
               customers through the Israel Foreign Trade Insurance Company.

          M.   DERIVATIVE FINANCIAL INSTRUMENTS

               Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities".

               The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates. None of these contracts have been designated as hedging instruments.

                              CERAGON NETWORKS LTD.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          M.   DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

               These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quote, where available, or based on pricing models. Changes in fair value are recognized currently in earnings. The adoption of SFAS No. 133 had no material impact on reported earnings for the year ended December 31, 2001.

          N.   SHARE BASED COMPENSATION

               The Company accounts for shares subject to options issued to employees under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees".

               In accounting for options granted to persons other than employees, the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" are applied. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

          O.   BASIC AND DILUTED NET LOSS PER SHARE

               Basic and diluted net loss per share are presented according to SFAS No. 128, "Earnings per share", for all periods presented.

               Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. All convertible preferred shares and outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for all periods presented. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 3,614,250, 5,600,500 and 5,728,854 for the years ended December 31, 1999, 2000 and 2001, respectively.

          P.   USE OF ESTIMATES

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

                              CERAGON NETWORKS LTD.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Q.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The adoption of SFAS 141 and 142 will not have an impact on the Company's financial position or results of operations.

               In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion No.
               30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

                              CERAGON NETWORKS LTD.

NOTE 3 -  PROPERTY AND EQUIPMENT

                                                                                   DECEMBER 31
                                                                         -----------------------------
                                                                             2000              2001
                                                                         ------------      -----------
             Cost
               Research, development and
                 manufacturing equipment                                      6,522             5,808
               Leasehold improvements                                           405               516
               Office furniture and equipment                                 1,542             1,827
                                                                            -------           -------
                                                                              8,469             8,151
                                                                            -------           -------

             Accumulated depreciation
               Research, development and
                 manufacturing equipment                                      1,248             2,380
               Leasehold improvements                                            35                80
               Office furniture and equipment                                   172               598
                                                                            -------           -------
                                                                              1,455             3,058
                                                                            -------           -------

             Net book value                                                   7,014             5,093
                                                                            =======           =======

             The Company's property and equipment are primarily located in Israel.

             For the years ended December 31, 1999, 2000 and 2001 depreciation expense was $370, $854 and $2,015, respectively. In addition, in 2001, the Company recorded a fixed asset impairment charge in the amount of approximately 2.0 million dollars which is presented in cost of revenues.


NOTE 4A -  CASH AND CASH EQUIVALENTS

                                                                                   DECEMBER 31
                                                                         -----------------------------
                                                                             2000              2001
                                                                         ------------      -----------
             Bank deposits in U.S. dollars (*)                               63,816            4,230
             Bank deposits in NIS                                             1,557                -
             Cash in banks                                                    4,691            2,191
                                                                            -------           ------
                                                                             70,064            6,421
                                                                            =======           ======


             (*) Bearing annual interest rates of 2% and 6.8% as at December 2001 and 2000, respectively.

                              CERAGON NETWORKS LTD.

NOTE 4B - SHORT-TERM DEPOSITS

          Consists of deposits in U.S. dollars in bank with original maturity of more than three months, bearing interest at a range of 2.9% to 4.0% as of December 31, 2001.


NOTE 5 -  CORPORATE BONDS

                                                                                DECEMBER 31, 2001
                                                                         ---------------------------
                                                                           AMORTIZED         MARKET
                                                                             COST             VALUE
                                                                         -----------      ----------
             Short-term corporate bonds (*)                                 19,813            19,884
                                                                         ===========      ==========
             Long-term corporate bond (*)                                      746               735
                                                                         ===========      ==========

             (*) Including commercial paper and bearing an annual average interest rate of 3.2%.

NOTE 6 -  ACCRUED SEVERANCE PAY

          Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and to employees leaving its employment in certain other circumstances. The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employees' employment, is reflected in the Company's balance sheet on the accrual basis and is partially funded by purchase of insurance policies in the name of the Company. Severance pay expenses amounted to $231, $636 and $654, for the years ended December 31, 1999, 2000 and 2001, respectively.

                              CERAGON NETWORKS LTD.

NOTE 7 -  COMMITMENTS AND CONTINGENT LIABILITIES

          A. The Company is committed to pay royalties to the Government of Israel on revenues from product sales, of which the research and development was undertaken with Government grants. Royalties are payable from the commencement of sales of each of these products according to the relevant regulations at a rate of 3%-3.5% of sales of the developed product, until the cumulative amount of the royalties paid equals 100% of the amount of the grants received (for grants received under programs approved subsequent to January 1, 1999 - 100% plus interest at LIBOR). The Company's total obligation for royalties in respect of Government participation received or accrued, net of royalties paid or accrued, amounted to $6,672 as of December 31, 2001.

               The Company is committed to pay royalties to the Fund for the Encouragement of Marketing activities of the Government of Israel on the total increase in export sales up to the total amount of the grants received. The royalties are payable commencing from the end of the second year of implementation of the plan. The Company's total obligation for royalties in respect of government participation received or accrued, net of royalties paid or accrued, amounted to approximately $140 as of December 31, 2001.

               The Company is committed to pay royalties to a subcontractor for a component's development and its integration into certain of the Company's products. Royalties will be paid at the rates of 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. As of December 31, 2001, the Company is in its fourth year of revenues under the abovementioned plan. The royalties are calculated as a rate of sales collection.

                              CERAGON NETWORKS LTD.

NOTE 7 -  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          B. The Company operates from leased premises in Israel, Europe, Latin America and the U.S. A portion of the premises occupied by the Company in Israel is leased under a rental agreement with related parties. The rental agreements expire in the years 2002 to 2006, and are renewable at the Company's option. Annual minimum future rental payments due under the above agreements, at the exchange rate in effect on December 31, 2001 are as follows:

                                                               RENTAL
                                                              PAYMENTS
                                                            ------------
                    2002                                        1,266
                    2003                                        2,320
                    2004                                        2,104
                    2005                                        1,593
                    2006                                          595
                                                            ------------
                                                                7,878
                                                            ============

               Rent expense was $279, $902 and $1,433 for the years ended December 31, 1999, 2000 and 2001.

          C. In 2001, the Company entered into agreements with international suppliers pursuant to which the Company is committed to purchase certain products from these suppliers. The initial minimum purchase commitments under these agreements are approximately $27 million.

                              CERAGON NETWORKS LTD.

NOTE 8 -  SHAREHOLDERS' EQUITY

          A. In 1998, 122,500 warrants were granted to a subcontractor for certain research and development services rendered. The warrants have an exercise price of less than $0.01 per share and expire in 2011. The fair value of the warrants at the date of grant was $227 and was charged to research and development expense.

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

               In February 2000, the Company received a line of credit from a bank in the amount of $6 million for a period of 36 months. In consideration for the line of credit, the Company registered a floating charge on all its assets in favor of the bank. The Company also issued to the bank a warrant to purchase ordinary shares of the Company for an aggregate exercise price of up to $900. Based on a private placement in March 2000 the bank became entitled to purchase 34,271 ordinary shares, at an exercise price of $5.11 per share. The fair value of the warrant at date of grant was $125 and the Company recorded financing expense in the amount of $125, which are amortized over a period of three years. The warrant was exercised upon the Company's IPO in August 2000.

                              CERAGON NETWORKS LTD.

NOTE 8 -  SHAREHOLDERS' EQUITY (CONT.)

          B. The incentive stock option plan and the affiliate employees stock option plan established by the Company provide for the grant by the Company of options to purchase 7,539,000 ordinary shares to employees and consultants of the Company. The options vest ratably, primarily over a three to five year period. The incentive stock option plan is structured according to Section 102 of the Israeli Income Tax Ordinance and the affiliate employees option plan is structured according to Section 3(9) of the Israeli Income Tax Ordinance. The options expire five to ten years after date of issuance.

               Transactions related to the above discussed employee options during the years ended December 31, 1999, 2000 and 2001 were as follows:

                                                           YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------------------------------
                                             WEIGHTED                   WEIGHTED                     WEIGHTED
                                             AVERAGE                    AVERAGE                      AVERAGE
                                             EXERCISE                   EXERCISE                     EXERCISE
                                 1999         PRICE         2000         PRICE          2001          PRICE
                               --------     ---------     --------     ---------      --------       --------
Options outstanding at
  beginning of year            1,855,000   $    (*)       3,614,250       (*)           5,600,500      2.55
Options granted                1,759,250        (*)       1,986,250       7.05          2,355,900      2.35
Options exercised                      -          -               -        -           (1,647,675)     (*)
Options forfeited                      -          -               -        -             (579,871)     6.68
                               ---------   --------       ---------   -----------      ----------   ---------
Options outstanding at
  end of year                  3,614,250        (*)       5,600,500       2.55          5,728,854      2.77
                               =========   ========       =========   ===========      ==========   =========

Exercisable at end of
  year                         1,020,500   $    (*)       1,718,000       0.03          1,389,949      2.37
                               =========   ========       =========   ===========      ==========   =========

Weighted average fair
  value of options
   granted                      $ 6.51                     $ 5.78                        $ 2.35
                               =========                  =========                    ==========


(*)  Less than $0.01

                              CERAGON NETWORKS LTD.

NOTE 8 -  SHAREHOLDERS' EQUITY (CONT.)

          The following table summarizes information about employee options outstanding at December 31, 2001:

                              OPTIONS OUTSTANDING                                          OPTIONS EXERCISABLE
--------------------------------------------------------------------------------  ------------------------------------
                                             WEIGHTED -          WEIGHTED -                               WEIGHTED -
                          NUMBER              AVERAGE             AVERAGE               NUMBER             AVERAGE
                      OUTSTANDING AT         REMAINING            EXERCISE          OUTSTANDING AT        EXERCISE
     EXERCISE           DECEMBER 31         CONTRACTUAL            PRICE             DECEMBER 31            PRICE
      PRICE                2001                LIFE                                      2001
-----------------   -------------------   ----------------    ------------------  -----------------   ----------------
        (*)              2,252,850             6.35                   (*)                 1,010,450           (*)
    1.80 - 3.20          2,206,397             9.58                  2.14                    19,497          2.00
       4.09                390,123             8.15                  4.09                    94,841          4.09
       8.18                286,450             8.23                  8.18                    93,916          8.18
   11.00 - 13.00           548,284             8.73                 11.75                   162,295         11.92
       17.00                44,750             8.63                 17.00                     8,950         17.00
                       -----------                                                      -----------
                         5,728,854                                                        1,389,949
                       ===========                                                      ===========



    (*)  Less than $ 0.01

               The Company accounts for stock option grants in accordance with APB 25. The total amount of deferred compensation resulting from the difference between the exercise price and the fair market value on the date of the grant of $11.5 million, $11.5 million and nil is included in shareholders' equity for the years ended December 31, 1999, 2000 and 2001, respectively, and is being amortized over the vesting periods of the respective options in accordance with APB 25. Compensation cost that has been charged to operations for the years ended December 31, 1999, 2000 and 2001 amounted to $1.8 million, $9.5 million and $6.4 million, respectively.

               If deferred compensation had been determined under the alternative fair value accounting method provided for under FASB Statement No. 123 "Accounting for Stock-Based Compensation", using the "minimum value" method with the following weighted average assumptions used for grants for the years ended December 31, 1999, 2000 and 2001: (1) expected life of the options of 2.5
               - 5 years; (2) dividend yield of 0%; (3) expected volatility 110% (70% - 1999) and (4) risk-free interest rate of 5% - 1999 and 2000; 1.75% - 2001. The effect on the Company's net loss and net loss per share would have been immaterial for the year ended December 31, 1999.

                              CERAGON NETWORKS LTD.

NOTE 8 -  SHAREHOLDERS' EQUITY (CONT.)

          As of December 31, 2000 and 2001, the effect on the Company's net loss and net loss per share, before preferred dividend in 2000, would have been increased to the following proforma amounts:

                                                                        2000             2001
                                                                  --------------   --------------
          Net loss:
           As reported                                            $      (12,876)  $      (56,843)
           Pro Forma                                                     (15,127)         (62,705)

          Basic and diluted net loss per share:
           As reported                                            $        (1.12)  $        (2.69)
           Pro Forma                                                       (1.32)           (2.97)


NOTE 9 -  TAXES ON INCOME

          A. The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, which provides for an adjustment to taxable income for the effects of inflation (based on the Israeli Consumer Price Index) on that portion of shareholders' equity not invested in inflation resistant assets.

          B. The Company's investment plan totaling $678 has been granted "Approved Enterprise" status through the "Alternatives Benefits" program, under the Law for Encouragement of Capital Investments, 1959. In respect of this plan, the Company is entitled to a tax exemption for the first two years in which it has taxable income, and in addition a reduced income tax rate of 25% (instead of the regular rate of 36%) on taxable income derived from the "Approved Enterprise" for an additional period of five years or eight years if the percentage of foreign shareholders exceeds 25%. The tax rates of the Company may be less than 25%, based on the proportion of foreign investment in the Company.

                              CERAGON NETWORKS LTD.

NOTE 9 -  TAXES ON INCOME (CONT.)

          B.   (Cont.)

               Additionally, an investment program at the Company's secondary Jerusalem facility had been granted "Approved Enterprise" status. Although the Company has closed the Jerusalem facility during 2001, it has received an approval to transfer the approved enterprise program from Jerusalem to the Tel Aviv facility. The updated investment plan for the expansion of the plant totals approximately $4 million. The benefits under this program are similar to those stated in Item B, above.

               Because the Company has not generated taxable income, the period of tax benefits for the existing approved enterprise programs has not yet commenced. However, these benefits may not be applied to reduce the tax rate for any income derived by the Company's non-Israeli subsidiaries.

          C. As of December 31, 2001, the Company has carryforward tax losses in the amount of approximately $54 million, which may be carried forward indefinitely. Ceragon Networks Wireless Systems Inc., which is subject to U.S. income taxes, has a loss carryforward as of December 31, 2001 amounting to approximately $9.9 million, which expires in 2021. The Company has provided a valuation allowance for the full amount of the tax benefit deriving from the carryforward losses due to its history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

          D. The Company has not received final tax assessments since its incorporation (1996).

                              CERAGON NETWORKS LTD.

NOTE 10 -  SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

          A.   OTHER RECEIVABLES
                                                                               DECEMBER 31
                                                                    -------------------------------
                                                                          2000             2001
                                                                    --------------   --------------
               Government authorities                                    3,194               613
               Advances to suppliers                                     1,301               478
               Prepaid expenses                                            410               551
               Other                                                       395               501
                                                                       -------           -------
                                                                         5,300             2,143
                                                                       =======           =======

          B.   INVENTORIES

                                                                               DECEMBER 31
                                                                    -------------------------------
                                                                          2000             2001
                                                                    --------------   --------------
               Components                                               12,083             2,354
               Work in progress                                          7,934             3,913
               Finished goods                                            2,173             1,110
                                                                       -------           -------
                                                                        22,190             7,377
                                                                       =======           =======

               In 2001, the Company recorded an expense of $ 26.9 million for inventory write-downs, which is included in cost of revenues.

          C.   OTHER PAYABLES AND ACCRUED EXPENSES

                                                                               DECEMBER 31
                                                                    -------------------------------
                                                                          2000             2001
                                                                    --------------   --------------
               Employees and related expenses                            1,327               765
               Provision for restructuring costs                             -             1,988
               Accrued expenses                                          1,795             1,847
               Other                                                       372               316
                                                                       -------           -------
                                                                         3,494             4,916
                                                                       =======           =======

                              CERAGON NETWORKS LTD.

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT.)

          D.   REVENUES

                                                                       DECEMBER 31
                                                       --------------------------------------------
                                                          1999             2000             2001
                                                       ----------       ----------       ----------
                    United States                         2,093           15,922             9,519
                    Europe                                2,218           11,168            13,035
                    Others                                  241            2,107             2,298
                                                       --------         --------            ------
                                                          4,552           29,197            24,852
                                                       ========         ========            ======


                                                                       DECEMBER 31
                                                       --------------------------------------------
                                                          1999             2000             2001
                                                            %                %                %
                                                       ----------       ----------       ----------
                    Customer A                            45                37                -
                    Customer B                            11               (*)               (*)
                    Customer C                            10               (*)               (*)
                    Customer D                             -                19               30


                    (*)  Less than 10%.

                              CERAGON NETWORKS LTD.

NOTE 11 - RESTRUCTURING COSTS

          In the second quarter of 2001 the Board of Directors approved a restructuring plan to reduce operating expenses significantly. Actions taken by the Company included mainly a greater than 25% reduction in headcount and a closing of a secondary manufacturing facility. The Company recorded a restructuring charge of approximately $4.7 million.

          Components of the restructuring charge for the year ended December 31, 2001, changes during the period and the remaining accrued liability as of December 31, 2001, are as follows:

                                                          RESTRUCTURING        CHANGE DURING           ACCRUED
                                                             CHARGE              THE YEAR             LIABILITY
                                                          -------------        -------------          ---------
             Contractual commitments                          3,141               (1,153)               1,988
             Manufacturing plant
               closing and amortization
               of assets                                      1,609               (1,609)                   -
                                                            -------              -------               ------
                                                              4,750                2,762                1,988
                                                            =======              =======               ======

                              CERAGON NETWORKS LTD.

NOTE 12 - RELATED PARTY BALANCES AND TRANSACTIONS

          Most  of  the  related  party  balances  and   transactions  are  with
          affiliated companies.


                                                                       DECEMBER 31
                                                       --------------------------------------------
                                                          1999             2000             2001
                                                       ----------       ----------       ----------
          Transactions:

            Cost of sales                                 392              1,533            1,564

            Research and development                      126                326              822
              expenses

            Marketing and selling expenses                199                248              394

            General and administrative
              expenses (including rent
              expense)                                    214                256              214

            Restructuring                                   -                  -               47

            Financing expenses (income)                    13                 77               (1)


                                                                                 DECEMBER 31
                                                                      -------------------------------
                                                                            2000            2001
                                                                      --------------   --------------
          Balances:

            Trade payables, other payables                                270              95
              and accrued expenses

            Other receivables                                               -              14


                                    #######

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            CERAGON NETWORKS LTD.



                                            By:/s/ Shraga Katz
                                               ------------------------------

                                            Name:     Shraga Katz

                                            Title:    President and
                                                      Chief Executive Officer

Date: April 8, 2002

                                   EXHIBITS



1.1 Memorandum of Association (English translation accompanied by Hebrew original)*

1.2      Articles of Association**

4.1 Tenancy Agreement, dated as of February 22, 2000, by and among Ceragon, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)***

8.1      List of Subsidiaries

10.1     Consent of Luboshitz Kasierer

--------------------
* Previously filed as exhibit 3.1 in connection with the Ceragon's Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

** Previously filed as exhibit 3.2 in connection with the Company's Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

*** Previously filed as exhibit 10.3 in connection with the Company's Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.