Form 20-F
period 2002-12-31
CERAGON NETWORKS LTD
filed 2003-05-27
CIK 1119769

As filed with the Securities and Exchange Commission on May 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission File No. 0-30862

CERAGON NETWORKS LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of each Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, Par Value NIS .01

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2002, Registrant had 22,578,346 Ordinary Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes☒	No☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17☐	Item 18☒

i

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

        The selected financial data of Ceragon Networks Ltd. and its consolidated subsidiaries (together, “Ceragon,” “we,” or “us”) set forth below is derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and cover each of the years in the five-year period ended December 31, 2002. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	1998	1999	2000	2001	2002
Consolidated Statement of
Operations Data:
Revenues	$ 426	$ 4,552	$ 29,197	$ 24,852	$ 18,394
Cost of revenues	316	3,624	16,605	45,282	12,791

Gross profit (loss)	110	928	12,592	(20,430)	5,603
Operating expenses:

Research and development	3,330	5,000	9,904	12,967	9,143

Less: grants and participations	1,176	1,621	2,211	2,660	1,870

Research and development, net	2,154	3,379	7,693	10,307	7,273

Selling and marketing, net	669	2,560	8,790	11,924	9,130

General and administrative,	225	483	1,926	5,770	2,031
Amortization of deferred stock
compensation (a)	304	1,758	9,529	6,431	2,974
Non-recurring expenses, net	--	--	--	4,750	83

Total operating expenses	3,306	8,107	27,938	39,182	21,491

Operating loss	(3,242)	(7,252)	(15,346)	(59,612)	(15,888)
Financing income net	90	(89)	2,470	2,769	1,528

Net loss	(3,152)	(7,341)	(12,876)	(56,843)	(14,360)
Dividend related to convertible
preferred shares	--	--	(22,328)	--	--

Net loss attributable to ordinary
shareholders	$ (3,152)	$ (7,341)	$ (35,204)	$ (56,843)	$ (14,360)

Basic and diluted net loss per share .	$ (0.62)	$ (1.42)	$ (3.06)	$ (2.69)	$ (0.64)

Weighted average number of shares
used in computing basic
and diluted net loss per share	5,089,000	5,161,000	11,501,722	21,099,336	22,375,939

(a)     Amortization of deferred stock compensation relates to the following:

	1998	1999	2000	2001	2002
Cost of revenues	$ 46	$ 73	$ 603	$ 400	$ 214
Research and development expenses	145	470	3,408	2,248	958
Selling and marketing expenses	113	664	3,085	1,984	1,072
General and administrative expenses	0	551	2,433	1,799	730

Total amortization of deferred stock
compensation	$(304)	$1,758	$9,529	$6,431	$2,974

        All outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	1998	1999	2000	2001	2002
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long
term bank deposits, short and long term
marketable securities,	$ 104	$1,149	$ 80,320	$53,721	$43,173
Working capital	(357)	3,365	104,558	55,361	30,386
Total assets	2,082	7,938	128,050	72,086	61,640
Total long term debt	4,718	1,173	--	--	--
Shareholders' equity (deficit)	(3,688)	3,330	111,068	60,619	49,266

Risk Factors

        This annual report includes certain statements that are intended to be, and are hereby identified as, “forward looking statements” for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our company, including, among other things:

•	our strategy

•	market demand and acceptance of our products and technology

•	projected capital expenditures and liquidity

•	development of new products

•	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control

•	our suppliers

        Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words, but are not the only way these statements are identified. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. These statements may be found in Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

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

        We are an early stage company in the rapidly evolving market for broadband wireless equipment. We began operations in July 1996 and did not record our first revenues until the second half of 1998. This limited operating history makes it difficult to evaluate our business and to assess our future. Our limited operating history may impede our insight into emerging market trends and affect our business. If we do not properly respond to these trends, our operating results may be negatively affected.

We have a history of operating and net losses. We may not operate profitably in the future.

        We incurred significant operating and net losses in every fiscal year since our inception and we may continue to incur losses in the future. We reported net losses of $3.2 million for 1998, $7.3 million for 1999, $12.9 million for 2000, $56.8 million for 2001 and $14.4 million for 2002. As of December 31, 2002, our accumulated deficit was $ 118.3 million. Despite continuing expense reduction measures, our operating expenses may not decrease as rapidly as anticipated. As a result, net cash outflows and operating net losses may continue for the near term. If our sales do not increase or if our expenses increase at a greater pace than our revenues, we will not be profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our quarterly financial performance is likely to vary significantly in the future. Our revenues and operating results in any quarter may not be indicative of our future performance. It may therefore be difficult for investors to evaluate our prospects.

        Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any quarter. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Because large orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for a particular quarter may reach levels that may not be sustained in subsequent quarters. Thus, our revenues and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to evaluate our prospects.

Because of the economic downturn in the global economy and tightening of global capital markets for telecommunications projects, the demand for our products and services may decrease.

        Due to the global economic downturn, and the continued tightening of the capital markets for telecommunications and mobile cellular projects during calendar 2002, our business opportunities in the United States, Europe, Asia and other countries and geographic regions where we conduct business may increase at a slower than anticipated rate. To the extent that the economic downturn and the global tightening of the capital markets continue, the demand for our products and services may increase at a slower than anticipated rate in these countries and geographical regions. This could result in our customers delaying or canceling the purchase of our products, which could have a negative impact on our revenues.

Our products have lengthy sales cycles. This adds cost to our sales efforts and uncertainty as to their results.

        Our products have lengthy sales cycles. For example, it typically takes from six to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. Because of this, we are often required to devote more time to, and spend more money on, marketing our products than would be necessary if sales were made more quickly. We believe that the length of the sales cycles will continue to increase in light of the more conservative spending by many customers and potential customers due to current market conditions.

The loss of one or more of our key customers would result in a loss of revenues.

        In certain fiscal quarters, relatively few customers have accounted for a large percentage of our revenues. Our business may be seriously harmed if we experience a loss of any of our significant customers, or we suffer a substantial reduction in orders from these customers. The worldwide telecommunications industry is dominated by a small number of large corporations, and we expect that a significant portion of our future product sales per quarter will continue to be concentrated in a limited number of customers. In addition, our customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or our inability to gain additional customers could result in further declines in our revenues. If these revenue declines occur, our business, financial condition, and results of operations could be harmed.

We are dependent upon sales of our FibeAir™ family of products. Any reduction in demand for these products would cause our revenues to decrease.

        All of our revenues are generated from sales of a single family of products, known as FibeAir™. We expect sales of our FibeAir family of products to continue to account for all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for these products than companies that sell multiple product families. We also may not succeed in reducing the risk associated with any slowdown in demand for our FibeAir products.

We rely on a limited number of independent manufacturers to manufacture circuit boards and other components for our products. This could result in a disruption in supply of these components.

        We currently rely on independent manufacturers to produce circuit boards and other components used in our products. We do not have long-term contracts with most of these independent manufacturers. We have experienced and may in the future experience delays in shipments from these manufacturers. This could delay product shipments to our customers. We may in the future experience other manufacturing problems, including inferior quality and insufficient quantities of components. These delays, quality problems and shortages could result in delayed deliveries, penalties, equipment replacement costs and possible cancellation of orders. If our manufacturers experience financial, operational, manufacturing capacity or other difficulties, our supply may be disrupted and we may be required to seek alternate manufacturers. In addition, due to continuing economic uncertainty, our suppliers have experienced and are continuing to experience various financial difficulties which may impact their ability to supply the materials, components and subsystems that we require.   We may be unable to secure alternate manufacturers that meet our needs. Moreover, qualifying new manufacturers and commencing volume production is expensive and time consuming. If we are required or choose to change manufacturers, our sales and our customer relationships may suffer.

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

        We currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single source supplier. Our dependence on a limited number of suppliers subjects us to the following risks:

•	Our suppliers could increase component prices significantly at any time and with immediate effect. This would increase our component procurement costs and could result in reduced gross margins.

•	Our suppliers may experience shortages in components and interrupt or delay their shipments to us. This may delay our product shipments to our customers and result in penalties and/or cancellation of orders for our products.

•	Our suppliers could discontinue the manufacture or supply of components used in our systems. If this occurs and we are unable to develop alternative sources for components, we might need to modify our products. This would likely interrupt our manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and force us to accept lower gross margins.

•	We may purchase more inventory than is immediately required to compensate for potential component shortages or discontinuation. Such inventory can become obsolete.

As a result of materials order cancellations and delivery postponements to our vendors, we may be subject to legal action by such vendors which, if successful, could result in damages against us.

        In connection with our efforts to tailor our manufacturing rate to current demand in light of the current economic downtown, as well as the general slowdown in the telecommunications market, we have cancelled certain orders for components, or postponed delivery dates for certain components. One or more of our suppliers may seek to initiate legal actions against us as a result of these actions. While we do not anticipate that any such potential action would materially affect our business, such action would likely have an adverse impact on our relationship with any such suppliers, and may adversely impact our relationship with affiliated suppliers. If such potential claims are filed, and are successful against us, we may be required to pay damages to the successful claimants.

If sufficient demand for our broadband wireless products does not develop, we will not be able to generate significant revenues and we may not be profitable.

        The acceptance of the broadband wireless equipment which we and our competitors sell as a means of delivering data, video and voice traffic will depend upon numerous factors, including:

•	its capacity to handle growing volumes of traffic;

•	its cost effectiveness;

•	its reliability and security;

•	the availability of sufficient equipment, frequency bands and installation sites; and

•	its performance in extreme weather conditions.

        If our products do not address these factors in a manner which satisfies the requirements of prospective customers and end-users, the demand for our products may be adversely affected and we may not be able to generate significant revenues or operate profitably.

If we do not succeed in developing and marketing new and enhanced broadband wireless products that keep pace with technological developments and our customers’ needs, our revenues may not increase.

        The market for our products is new and emerging. It is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, our success will depend on our ability to:

•	develop and market new products in a timely manner to keep pace with developments in technology;

•	meet evolving customer requirements;

•	enhance our current product offerings; and

•	deliver products through appropriate distribution channels.

        We are continuously seeking to develop new products and enhance our existing products to support additional frequency bands and higher transmission speeds subject to current budgeting constraints. Developing new products and product enhancements requires significant capital expenditures and research and development resources and we are therefore being much more selective in these investments. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner.

We face intense competition from other broadband wireless equipment providers. Our failure to compete effectively could hurt our sales.

        The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business. A number of large communications equipment suppliers, including Alcatel, Stratex Networks, Nera Telecommunications, L.M. Ericsson, Microwave Communications Division of Harris Corporation, NEC, Marconi, SIAE, Siemens AG, as well as several private companies currently in the startup stage, and a number of other companies have developed or are developing products that may compete with our products.

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

Competition and current market conditions have resulted in increased pressure on the prices for our products, which could result in decreased revenues.

        We participate in a highly volatile industry that is characterized by vigorous competition for market share and rapid technological development. Furthermore, our customers and potential customers are increasingly concentrating on limitations and reductions on their capital expenditures as well as return on investment (ROI) in connection with their purchasing decisions. These factors have resulted in aggressive pricing practices and growing competition both from start-up companies and from well-capitalized telecommunication systems providers. Manufacturers of digital microwave telecommunications equipment are experiencing price pressure, which has resulted in downward pricing pressure on our products. Our future profitability is dependent upon our ability to improve manufacturing efficiencies, reduce costs of materials used in our products, and to continue to introduce new products and product enhancements. Any inability by us to effectively respond to such situation may harm our business, financial condition and results of operations.

We also face intense competition from broadband technologies that compete with wireless transmission which could hurt our sales.

        Our products also compete to a certain extent with other high-speed communications solutions, including free space optics, low to medium capacity point-to-point radios, fiber optic lines, and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

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

        Moreover, because our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, any insurance policies we have may not adequately limit our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with our product specifications. If our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend and could seriously damage our reputation and our business.

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

Due to uncertainty and possible delays in deployment of advanced cellular networks, our revenues could be lower than expected due to delayed purchasing decisions by cellular customers for our products.

        We have significantly increased sales to customers in the cellular market, to support wireless requirements for second and third generation cellular networks. For sales in the cellular market, any delays by cellular providers in their second and third generation network deployment schedules could result in lower than expected revenues for us, since any such deployment schedule delays could result in delayed purchasing decisions by such customers.

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

        Any such revenue shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks and challenges of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws; and

•	general economic and geopolitical conditions, including inflation and trade relationships.

The unpredictability of our quarter-to-quarter results may harm the trading price of our common stock.

        Our quarterly operating results may vary significantly in the future for a variety of reasons, many of which are outside of our control, and any of which may harm our business. These factors include:

•	volume and timing of product orders received and delivered during the quarter;

•	our ability and the ability of our key suppliers to respond to changes made by customers in their orders;

•	timing of new product introductions by us or our competitors;

•	changes in the mix of products sold by us;

•	cost and availability of components and subsystems;

•	downward pricing pressure on our products;

•	adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	ability of our customers to obtain financing to enable their purchase of our products;

•	fluctuations in foreign currency exchange rates;

•	regulatory developments; and

•	general economic conditions in the United States and internationally.

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

        Radio communications are subject to regulation by United States and foreign laws and international treaties. Generally, our products must conform to a variety of United States and international requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of such products.

        In addition, both in the United States and internationally, we are affected by the allocation and auction of the radio frequency spectrum by governmental authorities. Such governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the unavailability of frequency spectrum has inhibited the growth of wireless telecommunications networks. In addition, to operate in a jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own regulations governing radio communications. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable frequency allocations and regulations, and the process of establishing new regulations is complex and lengthy. If we are unable to obtain sufficient allocation of radio frequency spectrum by the appropriate governmental authority or obtain the proper regulatory approval for our products, our business, financial condition or results of operations may be harmed.

Our products operate on government licensed radiospectrum frequencies. If a customer or end-user of our products is unable to secure such a license, or if a holder of a license files for bankruptcy and its license is unavailable, such customer or end-user of our products may be unable to provide wireless communications services in the optimal transmission frequency and may not deploy a wireless network using our products.

        Our products operate on government licensed radiospectrum frequencies. Users of our products must either have a license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. If unable to secure such a license, a customer or end-user may not deploy a wireless network using our products. If a license holder of such radiospectrum frequency files for liquidation, dissolution, or bankruptcy, substantial time could pass before those licenses are transferred, canceled, reissued, or made available by the applicable government licensing authority. Until the licenses are transferred, canceled, reissued, or otherwise made available, other operators may be precluded from operating in such licensed frequencies, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain frequencies, demand for our products may decrease as well.

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

As of December 31, 2002, Yehuda and Zohar Zisapel, who are brothers that do not vote as a group and who do not have a voting agreement, beneficially own, directly or through entities they control, 25.3% of the outstanding ordinary shares. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, they may be able to elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

        We do not believe that during 2002 we were a passive foreign investment company. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to produce and sell our products. This could result in a decrease of our revenues.

        Our principal offices, manufacturing facilities and research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced our relationship with several Arab countries. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Such events could have a material adverse effect on our operations and business.

        Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that, the boycott has not had a material adverse effect on us. However, the boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could adversely affect us.

        Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to approximately 31 days of military reserve duty annually, depending on their age and prior position in the army. Additionally, these residents may be called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. We believe that we have operated effectively given these requirements since we began operations, including during recent events in Iraq. Nevertheless, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on our business operations of any expansion or reduction of these obligations.

        We do not believe that the political and security situation has had any material impact on our business to date, however, we can give no assurance that it will have not have such effect in the future.

Because a majority of our revenues are generated in U.S. dollars and Euro while a portion of our expenses is incurred in new Israeli shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the U.S. dollar.

        A majority of our revenues are in dollars and Euro, while a portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar and/or Euro or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and would therefore have an adverse effect on our dollar-measured results of operations.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received.

        We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel. In 2000, 2001 and 2002 we received or accrued Chief Scientist grants totaling approximately $2.2 million, $2.7 million, and $1.9 million representing approximately 22%, 21%, and 21% respectively, of our total research and development expenditures in these periods. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using Chief Scientist grants. In addition, if we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

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

The tax benefits available to approved enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability.

        The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved program and tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

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

        In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. The described restrictions could prevent or make more difficult an acquisition of Ceragon which could depress our share price.

        Also, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

        We were incorporated under the laws of the state of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000, as part of the resolution of a dispute concerning the use of the word “Giganet.” We operate under the Israeli Companies Law, 1999. Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-645-5733. Our world wide web address is www.ceragon.com. Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 777 Corporate Drive, Mahwah, New Jersey 07430.

        In the years ending December 31, 2002 and December 31, 2001, our capital expenditures, net of investment grants from the Government of Israel, were $0.4 million and $2.3 million, respectively, and were spent primarily on production equipment and leasehold improvements. These capital expenditures were financed by the proceeds from our initial public offering and our financings. In the year ending December 31, 2000, our capital expenditures, net of investment grants from the Government of Israel, were $6.5 million and were spent primarily on production equipment. These capital expenditures were financed primarily by the proceeds from our initial public offering. We have satisfied all bank loans. We have no current commitments for capital expenditures.

Business Overview

        We design, develop, manufacture and sell high-capacity wireless network equipment for cellular operators, fixed operators (also known as incumbent operators) and private networks (formerly referred to as enterprises). Our products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines. Our products operate over most of the 6-38 GHz high-frequency bands, which are licensed by various countries in North America, Europe, Middle East, Africa, Latin America, and the Asia-Pacific region for use by the end customer.

        We primarily target fixed and mobile communications service providers and private networks that require high capacity connectivity. To date, our products have been commercially deployed in more than 40 countries by communications service providers, including local telephone companies and cellular telephone service operators, and large corporate organizations. Cellular operators use our products to connect their cell sites or switch locations to provide what is referred to as “backhaul”. Fixed operators use our products as an integral part of their high-capacity metropolitan ring and access networks. The private networks, which include universities, financial institutions, corporate campuses, and hospitals, use our equipment for their internal data and telecommunications needs. We sell our products through a direct sales force, systems integrators, distributors, resellers and original equipment manufacturers.

        In general, the telecommunications equipment business is seasonal to the extent that sales in the first quarter of each calendar year are typically less than in other quarters. Nevertheless, our historical results do not reflect such seasonality.

      Products

        Our products consist of a compact high-performance antenna, an outdoor unit, an indoor unit and our SNMP-based proprietary network management software. The antenna transmits and receives microwave radio signals. The outdoor unit controls the power transmission and provides an interface between the antenna and the indoor unit. The outdoor unit is enclosed in a compact weather-proof enclosure. It is fastened to the antenna with four latches and, therefore, is easily detachable from the antenna. The antenna is mounted on a pole which is typically mounted on a rooftop or the side of a building. The indoor unit is connected to the outdoor unit by a standard coaxial cable. The indoor unit:

•	converts the transmission signals from digital to radio and vice versa;

•	processes and manages information transmitted to and from the outdoor unit;

•	aggregates multiple transmission signals; and

•	provides the physical interfaces to the wireline network.

        An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which may extend across a distance of up to 30 miles. The specific distance depends upon the customer’s requirements, the modulation scheme chosen, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management software or can be interfaced to the management network system of the communications service provider. We market our products under the name FibeAir. The FibeAir products utilize multiple modulation schemes, which increase the flexibility of our products by giving service providers the ability to choose between increased range or increased spectral efficiency. The FibeAir family includes the following products.

        FibeAir 1500. The FibeAir 1500 system provides 155 Mbps of transmission capacity for various communications protocols using 16 QAM modulation method.

        FibeAir 1528. The FibeAir 1528 system provides 155 Mbps of transmission capacity in a more spectrally efficient manner for various communication protocols using 128 QAM modulation method.

        FibeAir 3100. The FibeAir 3100 system provides up to 311 Mbps of transmission capacity for various communication protocols. This is a high-frequency system with capacity that can be expanded from 155 to 311 Mbps.

        FibeAir 3128. The FibeAir 3128 is an advanced ultra-high capacity, IU high, network connectivity solution. It delivers 311 Mbps or 2 x STM-1/OC-3 over a single 28 MHz channel using dual carriers with a cross-polar interference canceller (XPIC) mechanism. This advanced mechanism, which supports co-channel dual polarization (CCDP) operation, enables enhanced spectrum utilization.

        Network Management Protocol Software. We support our products with a full suite of network management tools designed to be easily integrated with communications networks of service providers which are branded as CeraView and PolyView.

    CeraView. CeraView is an advanced SNMP-based management application which is used for complete configuring and monitoring operations of FibeAir systems. CeraView runs over Windows 95/98/2000/NT and UNIX Platforms, and offers a user-friendly graphical user interface. For large networks, CeraView is also designed to run over HP OpenView and SNMPc.

    PolyView. PolyView is Ceragon’s family of network management applications that can be used to monitor network element status, provide statistical and inventory reports, download software and configuration to elements in the network, and other network-level operations. PolyView integrates with other NMS platforms, such as HP OpenView, to provide more comprehensive network management.

        Our products can be managed locally by our management software or interfaced to the management network system of the communications service provider. Our network management software allows communications service providers to monitor performance and troubleshoot difficulties remotely from multiple locations.

Our Solution

Our wireless solutions possess the following capabilities:

•	High-Speed Communications. Our products enable the delivery of full-duplex, high-speed Internet access and integrated data, video and voice communications at transmission speeds of 45, 100, 155, 311 and 622 Mbps, as compared to less than 10 Mbps attainable via commercially available DSL or cable or up to 16 Mbps attainable under commercially available point-to-multipoint systems. Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

•	Cost Effectiveness. Our products avoid the high costs associated with the deployment of fiber optic networks, including the cost of digging up streets, and obtaining municipal permits and rights of way to lay fiber optic lines. It is commonly estimated that digging costs for laying fiber optic lines in metropolitan areas are approximately $150 thousand per mile. Our wireless products further reduce costs because, unlike fiber optic lines, our products can be redeployed and reused at a negligible cost as customer needs change.

•	Rapid Deployment and Time to Market. Communications service providers can deploy our products and provide their business subscribers with broadband access within a matter of hours. Our products are light-weight, compact and easy to install and maintain. Our product set-up and configuration, including operating frequency channel, is determined by our proprietary management software. This feature simplifies the installation process and reduces installation time. Our products can be installed on rooftops or on the sides of buildings in a matter of hours, as compared to competing wireless products which may require days or weeks to deploy or fiber optic networks which may require months or years to deploy. Rapid deployment enables service providers to roll out service to subscribers and generate revenues quickly.

•	Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world.

•	Variety of Frequency Bands. Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various high frequency bands in each region. The high-frequency bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area. Our products operate in the 6, 7, 8, 13, 15, 18, 23, 26, 28, 29, 31 and 38 GHz high-frequency bands, the principal licensed high-frequency bands currently available for commercial use throughout the world.

•	Meet Multiple Regulatory Standards. We design our products to meet North American and European standards. The European standards have been developed by the European Telecommunications Standards Institute, commonly referred to as ETSI, and have been adopted in most countries excluding those in North America. With some minor modular modifications, any of our products originally assembled to comply with North American standards may be easily adapted by communications service providers for compliance with European standards and vice versa. The international compatibility of our products makes them attractive to global communications service providers and equipment vendors that deploy communications networks in North American and international markets. Global communications service providers and equipment vendors that invest significant time and effort in studying, testing and approving our products prior to their deployment in communications networks in North American or international markets may deploy our products on a more expedited basis in communications networks in the other markets as well.

•	Modular Architecture. Our products contain plug-in units that can easily be replaced or exchanged in the field. Our modular product design enables us to standardize our manufacturing process cost efficiently and concurrently manufacture each product to satisfy the individual requirements of each service provider on an expedited basis. It also enables service providers to easily adapt our products for use in different network environments. For example, modularity enables service providers to easily change our products to support different communications protocols by simply replacing the relevant modular components.

•	Integrated Multiple Access Design. By replacing a module in our basic product, a service provider can allocate the transmission capacity and physical interfaces over multiple transmission lines. This unique feature substantially reduces the service provider’s costs by eliminating the need to purchase external equipment that would otherwise be needed for this purpose.

•	Scalability and Flexibility. We design our products to enable communications service providers to deploy them incrementally as demand for their services increases. This allows the communication service providers to match capital outlays with subscriber growth. Our customers can establish a wireless broadband network with a relatively low initial investment, in comparison to fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

•	High Reliability and Availability. We design our products to match the reliability standard required by service providers, including 99.999% availability. This means that our products maintain connectivity 99.999% of the time, corresponding to approximately five minutes of down time per year, even under adverse weather conditions. This enables our customers to provide their subscribers with the same high availability as is offered by incumbent carriers using fiber optic networks. In addition, our products can be configured to provide full redundancy by connecting two radio links over the same frequency channel. This feature minimizes service interruptions.

•	Encryption. In the security area, we announced the first high-capacity wireless system to offer a built-in-DES-based encryption solution. Our user-friendly EncryptAir™ solution has been validated by the National Institute of Standards and Technology (NIST).

•	Multiple Modulation Schemes. The FibeAir product family utilizes multiple modulation schemes, including 16 QAM and 128 QAM, enabling broadband wireless service providers to choose either the 16 QAM modem for increased range, or the new 128 QAM modem for increased spectral efficiency.

•	Add – Drop Multiplexer (ADM). In 2002, we introduced the industry’s first fixed wireless SONET/SDH system with a built-in add-drop-multiplexer. The integrated FibeAir solution relieves network operators of the need to install a stand alone ADM at each backbone connection.

        These benefits may be offset by the following disadvantages and limitations of our wireless solutions relative to the solutions offered by our competitors. Such disadvantages include:

•	Extreme Weather Conditions. Our products may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes.

•	Line-of-Sight Limitations. Because our products require a direct line-of-sight between antennas, service providers often install our products on rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation cost of our products or cause service providers not to install broadband wireless equipment.

•	Frequency Bands. To operate our products, service providers must either have a license to operate and provide communications services in the optimal available transmission frequency or acquire the right to do so from a licensee. If a service provider is unable to secure such a license, it will not be able to operate and provide wireless communications services in the optimal transmission frequency. This may deter a service provider from deploying a wireless network.

      Network Applications

        Our FibeAir products are deployed in various network applications, based on the network architecture and communications transmission requirements of our customers. These networks include:

        IP/Fast Ethernet Gigabit Ethernet Networks. Internet protocol, or IP, is the transmission standard of the Internet and private data networks. Fast Ethernet is the physical 100 Mbps interface most commonly used for high-speed IP connections. Our products deliver full 100 Mbps throughput for fast Ethernet. Our products also deliver two fast Ethernet channels over a single 155 Mbps system. Dynamic bandwidth allocation is used to share the overall capacity between the two fast Ethernet channels. Each fast Ethernet channel can provide a separate, secure connection to a business subscriber. This feature substantially reduces the service provider’s costs by eliminating the need to purchase external equipment or double the links. Our products also deliver Gigabit Ethernet for ultra-high capacity IP connections in metropolitan rings, high speed access connections, and private networks.

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

        IP/Fast Ethernet Over SONET/SDH Networks. Our products directly deliver IP packets over SONET/SDH protocols. This unique feature enables our customers to connect our products to the SONET/SDH backbone, and deliver the IP transmission over the entire SONET/SDH network infrastructure. This feature substantially reduces the service provider’s costs by eliminating the need to purchase an expensive router to convert the Ethernet traffic into SONET/SDH frames.

      Customer Service and Support

        We are committed to providing our customers with high levels of service and support. We support our products with documentation and training courses tailored to our customers’ various needs. Our sales and network field engineering services personnel work closely with customers, third party integrators and others to coordinate network design, ensure successful installation and provide continuous customer support. We provide technical assistance and customer support 24 hours a day, 7 days a week. We have the capability to remotely monitor the in-network performance of our products and diagnose and address problems that may arise. We assist our customers in utilizing our network management software within their own internal network operations control centers.

      Customers and Markets

        We began selling our products commercially during the second half of 1998. Our products are currently used by more than 100 customers in over 40 countries.

        We generally have written purchase agreements with our major customers. These contracts typically do not contain minimum purchase commitments.

        Our principal end-user customers are cellular operators, fixed operators (also referred to as incumbent operators), and private networks (formerly referred to as enterprise customers), such as financial institutions, hospitals, universities, and corporate campuses. We currently focus on the markets in Europe, Middle East, Africa, Asia-Pacific, Latin America and North America. We target three principal applications for our products:

•	providing cellular operators with high capacity connectivity to support increases in subscribers, call sites, and data-rich applications for their cell sites and switching locations;

•	providing connectivity among points in a ring, access formation, and ADSL backhaul; and

•	providing connectivity within campuses of corporations or other organizations for their internal networks.

        The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

	% of Revenues for year ended December 31,
Region	2000	2001	2002

North America	54.53%	38.30%	19.70%
EMEA*	38.77%	53.00%	63.00%
Asia-Pacific and Latin
America	6.70%	8.70%	17.30%

* Europe, Middle East, and Africa

         Distribution Channels

        In 2002, we sold our products through distributors, resellers, third party integrators and original equipment manufacturers.

Direct Sales

        We currently utilize a direct sales force to serve customers in North America, Europe, Middle East, Africa, Asia-Pacific, Latin America and the rest of the world. Our direct sales force targets cellular and fixed operators, distributors and resellers. Our direct sales force also helps us build long-term relationships with actual and potential purchasers and end-users, whether they are direct customers or end-users.

Marketing Efforts

        The principal goal of our marketing program is to educate existing and potential customers about the capabilities and benefits of our products. We are also committed to developing and enhancing the awareness of our company and our products. Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

        Manufacturing and Assembly

        Our manufacturing operations consist of materials planning and procurement, assembly of outdoor units, final product assurance testing, quality control and packaging and shipping. We conduct the majority of these operations at our facility in Tel Aviv. We have a flexible assembly process that is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We extensively test our products, both during and after the assembly process, using internally developed product assurance testing procedures. The components for our products come primarily from the United States, Europe and Asia. We currently do not have any difficulties with the supply of components, and except with respect to the explanations in “Risk Factors”, we do not anticipate any difficulties in the near future.

        In addition to our own manufacturing operations, we contract with third parties to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. Each of these third parties is owned and operated independently of us and does not exclusively provide services to Ceragon. In 2001, we entered into an agreement with a manufacturer to assemble and test our indoor units for an initial two year term. At the end of the initial two year term, this contract automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term. This agreement has not been terminated and has been automatically renewed in accordance with the terms thereof. We have also entered into two agreements with different third parties for the manufacture and testing of our outdoor units. See “ITEM 5. Operating and Financial Review and Prospects”.

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

        We compete with a number of U.S. and international wireless equipment providers that vary in size and in the types of products and solutions they offer. Our primary competitors are companies that offer point-to-point wireless network solutions, including Alcatel, Stratex Networks, Nera Telecommunications, L.M. Ericsson, Microwave Communications Division of Harris Corporation, NEC, Marconi, SIAE, Siemens AG, as well as several private companies currently in the startup stage, and a number of other companies have developed or are developing products that compete with ours. We believe we compete principally on the basis of:

•	product performance, design, features and inter-operability;

•	product quality and reliability;

•	price;

•	ability to deliver products on a timely basis; and

•	technical support and customer service.

        Our products also compete with other high-speed communications solutions, including fiber optic lines, free space optics (to a limited extent), and other wireless technologies.

      Intellectual Property

        To safeguard our proprietary technology, we rely on a combination of copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors, consultants and employees, each of which affords only limited protection. We have a policy which requires all of our employees to execute employment agreements which contain confidentiality provisions.

        The protective steps we have taken may be inadequate to deter misappropriation of our technology and information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Some of the countries in which we sell our products do not protect a company’s intellectual property to the same extent as the United States and Israel. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Any licenses for intellectual property that might be required for our services or products may not be available on reasonable terms.

        We have registered trademarks for Ceragon Networks and our logo in the United States, Israel, and the European Union, and for Ceragon Networks in Canada. We have registered trademarks for our design mark for FibeAir in the United States, Israel and the European Union. We also have registered trademarks for CeraView in the United States, Israel and the European Union.

        In 2001, we filed a provisional patent application in the United States. We have decided not to pursue the patent set forth in such application. We have not been issued any patents.

      Conditions in Israel

        We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political and military conditions which are discussed in the “Risks Relating to our Location in Israel” in Item 3 above, and economic conditions in Israel, which could affect our U.S. shareholders.

Economic Conditions

        Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly to allow Israeli residents to deal in foreign currency and non-residents of Israel to purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in these areas. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

        The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and an increasingly high rate of unemployment. We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

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

Israeli Tax Considerations and Government Programs

        The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this discussion. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Tax Reform

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect.

        The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure;

•	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded Israeli companies (such gain was previously exempt from capital gains tax in Israel in certain circumstances). For information with respect to the applicability of Israeli capital gains taxes on the sale of our ordinary shares, see “Israeli Capital Gains Tax on Sales of Shares” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

•	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

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

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier.

        A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of two years and will be subject to a reduced tax rate for an additional eight years. The tax rate for the additional eight years is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. The company must withhold this tax at the source, regardless of whether the dividend is converted into foreign currency.

        Subject to applicable provisions concerning income under the alternative package of benefits, all dividends paid by a company are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry and Trade, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the R&D Law. Under the R&D Law, research and development plans that meet specified criteria and are approved by a governmental research committee of the Office of the Chief Scientist are eligible for grants generally of up to 50% of the research and development expenditures, as determined by the research committee, in exchange for the payment of royalties from the income derived from products or services using the technology or know how developed under such plans programs. Regulations under the R&D Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on such income until 100% of the dollar-linked grant plus interest is repaid. If the plan does not generate any revenues, the recipient of the grant would not be obligated to repay the grants received under the plan. Following the full repayment of the grant, there is no further liability for repayment, however, the recipient of the grants still remains obligated under other requirements of the R&D Law.

        The terms of the grants from the Office of the Chief Scientist also require that the manufacture of products developed under the funded plan be performed in Israel, unless prior approval is received from the Office of the Chief Scientist. However, under the regulations of the R&D Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we will be required to pay increased royalties. Such increased royalties include an increased rate of royalties and an increase in their total amount. The increased amount of the royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing volume outside of Israel	Royalties to the Chief Scientist as a percentage of grant

less than 50%	120%
between 50% and 90%	150%
more than 90%	300%

        The R&&D Law also provides that the technology and know-how developed with Chief Scientist grants may not be transferred to third parties outside of Israel. This prohibition, however, is not relevant for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances to Israeli entities, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of technology and know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted

        Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the dollar-linked grants will be also subject to interest equal to the 12 month London interbank offered rate applicable to dollar deposits that is published on the first business day of each calendar year. In November 2001, the Israeli parliament approved an amendment to the R&D Law. The amendment became effective on April 1, 2003.

        As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of new grants also in cases in which the applicant declares that part of the manufacturing will not take place in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

        In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

        The amendment to the R&D Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. For this purpose, ‘control’ is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds fifty percent (50%) or more of the means of control of a company. ‘Means of control’ refers to voting rights and the right to appoint directors or the chief executive officer. An ‘interested party’ of a company includes its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a holder of twenty-five percent (25%) or more of the company’s outstanding equity or voting rights.

        The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% and 50% of certain approved expenditures of a research and development. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. The amendment to the R&D Law and the available budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the plan approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot assure you that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

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

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	deduction of specified expenses incurred for a public issuance of securities over a three-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

        There is a special tax adjustment for the preservation of equity as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Gains on certain traded securities, which are taxed at a reduced tax rate following the Tax Reform (and which were previously exempt from tax), are taxable at the company’s tax rate in specified circumstances.

Organizational Structure

        We are an Israeli company that commenced operations in 1996. The following is a listing of our subsidiaries:

Company	Place of Incorporation	Ownership Interest	Function
Ceragon Networks do Brasil Limitada	Brazil	100%	Sales and Marketing
Ceragon Networks (UK) Limited	England	100%	Sales and Marketing
Ceragon Networks SARL	France	100%	Sales and Marketing
Ceragon Networks Gmbh	Germany	100%	Sales and Marketing
Ceragon Networks (HK) Limited	Hong Kong	100%	Sales and Marketing
Ceragon Networks (India) Private Limited	India	100%	Sales and Marketing
Ceragon Networks, S.A. de C.V	Mexico	100%	Sales and Marketing
Ceragon Networks, Inc.	New Jersey	100%	Sales and Marketing

Property, Plants and Equipment

        Our corporate headquarters and principal administrative, finance, sales, marketing and promotion, R&D, operations, and manufacturing are located at leased facility of approximately 51,500 square feet in Tel Aviv, Israel. The lease for this facility expires in May 2005. In addition to these properties, we lease approximately 4,000 square feet of space in other adjacent and nearby buildings, the leases for which expire in 2003, to provide space for our operations activities.

        In December 2000, we entered into a five year lease for approximately 52,110 square feet in Tel Aviv. We have provided a bank guaranty to the landlord in the approximate amount of $750,000 to guarantee our obligations pursuant to the lease. In 2001, we entered into a two year sublease of this space to an unrelated third party, which was amended in 2003 and extended in part until July 2004. This third party provided us with a $335,000 bank guarantee to guaranty the obligations under the sublease. The term of the sublease and the lease price per square foot of property is less than our current commitment under the lease agreement with the landlord. As a result, we shall continue to have a nominal monthly lease payment obligation throughout the term of the sublease. After the end of the sublease period, our obligations for full payment of the lease amount shall resume. In 2002, we decided to pursue an early termination or modification of this lease. We do not believe that the consequences, if any, from any such early termination or modification will be material to our business operations.

        In the United States, we lease approximately 3,300 square feet in Mahwah, New Jersey expiring in August 2003 for our North America headquarters. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. We also lease space for our local subsidiaries to conduct sales and marketing activities in France, Hong Kong, Brazil, Mexico and India.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that appear elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

        We design, develop, manufacture and sell high-capacity broadband wireless network equipment for cellular operators, fixed operators (also known as incumbent operators) and private networks (formerly referred to as enterprises).

        We were incorporated and commenced operations in July 1996. We began selling our products in the second half of 1998. Before that time, our operations consisted primarily of research and development. Through December 2002, relatively few customers have accounted for a large percentage of our revenues. We conduct our international sales and marketing activities through nine wholly-owned subsidiaries.

        A majority of our revenues are generated, and a majority of our expenses are incurred, in U.S. dollars and Euro. We use the dollar as our functional currency. Transactions and balances in other currencies are converted into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as financial income or expense, as applicable. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

        We expect our operating results to fluctuate in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

        Revenues. We generate revenues from the sale of our products. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin Number 101. We price our products on a per unit basis and primarily grant discounts based upon unit volumes. We sell our products directly and through distribution channels in North America, Europe, Middle East, Africa, Latin America and the Asia-Pacific region. In 2002, approximately 19.7% of our revenues were generated in North America, 63.0% were generated in Europe, Middle East, and Africa and 17.3% were generated in the Asia-Pacific and Latin American regions.

        Cost of Revenues. Our cost of revenues consists of component and material costs, labor costs, subcontractor fees, royalties, estimated warranty costs, overhead related to manufacturing and depreciation of manufacturing equipment and paid or accrued royalties to the Government of Israel in connection with grants we received from the Chief Scientist. Our gross margin is affected by the selling prices for our products and the cost of revenues.

        Research and Development Expenses. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. Research and development expenses are offset by royalty-bearing grants from the Chief Scientist. We believe continued investment in research and development is essential to attaining our strategic objectives.

        Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, and public relations and promotional materials.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

        Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation results from grants of stock options prior to our initial public offering with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The share-based compensation is amortized over the vesting period of the individual options.

        As a result of options granted through December 31, 2002, we are required to recognize under U.S. GAAP a total charge for amortization of deferred stock compensation of approximately $23.0 million. We recognized approximately $21.1 million of such amount in the years 1997 through and including 2002 and expect to recognize approximately $1.4 million of such amount in 2003, and the remaining balance in 2004 and 2005.

        Non-Recurring Expenses, Net. Non-recurring expenses, net, reflects restructuring charges with respect to actions taken by us in accordance with a restructuring plan adopted by our board of directors in 2001. It also reflects expense reserves related to an early termination or modification of a secondary lease obligation with an unrelated party, which we decided to pursue in 2002, and to income from the sale of raw materials to incidental customers.

        Financial Income, Net. Our financial income, net, consisted primarily of interest earned on bank deposits, interest and investment income from various short-term and long-term financial instruments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars.

        Taxes.        Israeli companies are generally subject to income tax at the rate of 36% and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003. However, we benefit from preferential tax rates under the Law for the Encouragement of Capital Investments. Commencing the first year in which we earn taxable income, our approved enterprise status entitles us to tax exemptions on the portion of our income derived from our approved enterprise for two years, and taxation at a rate of 25% for between five to eight years thereafter. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

Results of Operations

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year ended December 31,
	2000	2001	2002
Revenues	100.0%	100.0%	100.0%
Cost of revenues	56.9	182.2	69.6

Gross profit (loss)	43.1	(82.2)	30.4

Operating expenses
Research and development	33.9	52.2	49.7
Less: Grants and participations	7.6	10.7	10.2

Research and development, net	26.3	41.5	39.5
Selling and marketing, net	30.1	48.0	49.6
General and administrative	6.6	23.2	11.0
Amortization of deferred stock compensation (a)	32.6	25.9	16.2
Non-recurring expenses, net	--	19.1	0.5

Total operating expenses	95.7	157.7	116.8

Operating loss	(52.6)	(239.9)	(86.4)
Financial income, net	(8.5)	11.2	8.3

Net loss	(44.1)%	(228.7)%	(78.1)%

(a)	Amortization of deferred stock compensation relates to the following:

	2000	2001	2002
Cost of revenues	2.1%	1.6%	1.2%
Research and development expenses	11.7%	9.0%	5.2%
Selling and marketing expenses	10.6%	8.0%	5.8%
General and administrative expenses	8.3%	7.2%	4.0%

Total amortization of deferred stock compensation	32.6%	25.9%	16.2%

Years Ended December 31, 2001 and 2002

        Revenues. Revenues decreased from $24.9 million for the year ended December 31, 2001 to $18.4 million for the year ended December 31, 2002, a decrease of $6.5 million. This decrease was primarily attributable to decreased sales resulting from the telecommunications market downturn. However, quarterly revenues increased sequentially during 2002 from $3.3 million in the first quarter to $6.1 million in the fourth quarter. This increase was due to increased sales to fixed and cellular operators and private networks and to customers in diversified geographic markets.

        Cost of Revenues. Cost of revenues decreased from $45.3 million for the year ended December 31, 2001 to $12.8 million for the year ended December 31, 2002, a decrease of $32.5 million. This decrease was primarily attributable to an inventory write-down and a fixed asset impairment charge in 2001, and to expense reduction measures implemented throughout the Company in 2002.

        Gross profit (loss) as a percentage of revenues increased from (82.2)% for the year ended December 31, 2001 to 30.4% for the year ended December 31, 2002. This increase was primarily attributable to an inventory write-down and a fixed asset impairment charge in 2001, and to expense reduction measures implemented throughout the Company in 2002.

        Research and Development Expenses, Net. Research and development expenses, net decreased from $10.3 million for the year ended December 31, 2001 to $7.3 million for the year ended December 31, 2002, decrease of $3.0 million. This decrease was primarily due to decreases in the number of our research and development personnel and in subcontractors’ expenses. Research and development expenses were partially offset by royalty-bearing grants from the Chief Scientist, which amounted to $2.7 million for the year ended December 31, 2001 and $1.9 million for the year ended December 31, 2002.

        Selling and Marketing Expenses, Net. Selling and marketing expenses, net decreased from $11.9 million for the year ended December 31, 2001 to $9.1 million for the year ended December 31, 2002, a decrease of $2.8 million. This decrease was primarily due to expense reduction measures implemented throughout the Company as well as to changes in the structure of our sales and marketing department.

        General and Administrative Expenses. General and administrative expenses decreased from $5.8 million for the year ended December 31, 2001 to $2.0 million for the year ended December 31, 2002, a decrease of $3.8 million. This decrease was due to bad debt recorded in 2001 and the implementation of expense reduction measures throughout the Company. The allowance for doubtful debt as of December 31, 2002 was $500 thousand.

        Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation decreased from $6.4 million for the year ended December 31, 2001 to $3.0 million for the year ended December 31, 2002, a decrease of $3.4 million. Amortization of deferred stock compensation includes non-cash compensation expenses related to the cost of revenues of $400 thousand for the year ended December 31, 2001 and $214 thousand for the year ended December 31, 2002; to research and development expenses of $2.2 million for the year ended December 31, 2001 and $958 thousand for the year ended December 31, 2002; to selling and marketing expenses of $2.0 million for the year ended December 31, 2001 and $1.1 million for the year ended December 31, 2002; and to general and administrative expenses of $1.8 million for the year ending December 31, 2001 and $730 thousand for the year ending December 31, 2002.

        Non-Recurring Expenses, Net. Non-recurring expenses, net decreased from $4.8 million for the year ended December 31, 2001 to $83 thousand for the year ended December 31, 2002. Non-recurring expenses, net for the year ended December 31, 2001 relate to a plan of restructuring approved by the Board in 2001 in light of the global economic slowdown. Non-recurring expenses, net for the year ended December 31, 2002 reflect a non-recurring expense reserve of $1.1 million related to an early termination or modification of a secondary lease obligation with an unrelated party, which we decided to pursue in 2002. It also reflects non-recurring income of $1.0 million related to the sale of raw materials to incidental customers.

        Net Loss. Net loss decreased from $56.8 million for the year ended December 31, 2001 to $14.4 million for the year ended December 31, 2002, a decrease of $42.4 million.

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

        Gross profit (loss) as a percentage of revenues decreased from 43.1% for the year ended December 31, 2000 to (82.2)% for the year ended December 31, 2001. This decrease was primarily attributable to an inventory write-down, a fixed asset impairment charge, as well as lower production volumes and higher proportional overhead costs.

        Research and Development Expenses, Net. Research and development expenses, net increased from $7.7 million for the year ended December 31, 2000 to $10.3 million for the year ended December 31, 2001, an increase of $2.6 million. This increase was primarily due to increases in the number of our research and development personnel and in subcontractors’ expenses. Research and development expenses were partially offset by royalty-bearing grants from the Chief Scientist, which amounted to $2.2 million for the year ended December 31, 2000 and $2.7 million for the year ended December 31, 2001.

        Selling and Marketing Expenses, Net. Selling and marketing expenses, net increased from $8.8 million for the year ended December 31, 2000 to $11.9 million for the year ended December 31, 2001, an increase of $3.1 million. This increase was primarily due to our expenditures for our sales and marketing infrastructure. These expenditures included increases in our sales, marketing and customer support personnel, opening new offices, trade shows, traveling and other costs associated with sales and support activities.

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

        Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation decreased from $9.5 million for the year ended December 31, 2000 to $6.4 million for the year ended December 31, 2001, a decrease of $3.1 million. Amortization of deferred stock compensation includes non-cash compensation expenses related to the cost of revenues of $603 thousand for the year ended December 31, 2000 and $400 thousand for the year ended December 31, 2001; to research and development expenses of $3.4 million for the year ended December 31, 2000 and 2.2 million for the year ended December 31, 2001; to selling and marketing expenses of $3.1 million for the year ended December 31, 2000 and $2.0 million for the year ended December 31, 2001; and to general and administrative expenses of $2.4 million for the year ending December 31, 2000 and $1.8 million for the year ending December 31, 2001.

        Nonrecurring Expenses, Net. Nonrecurring expenses, net increased from $0 for the year ended December 31, 2000 to $4.7 million for the year ended December 31, 2001. This increase was primarily due to restructuring pursuant to our plan in light of the global economic slowdown.

        Net Loss. Net loss increased from $12.9 million for the year ended December 31, 2000 to $56.8 million for the year ended December 31, 2001, an increase of $43.9 million.

Impact of Inflation and Currency Fluctuations

        The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our results.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %
1998	8.6	17.6	(7.7)
1999	1.3	(0.1)	1.3
2000	0.0	(2.7)	2.8
2001	1.4	9.3	(7.2)
2002	6.5	7.3	0.7

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

        Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, would have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. For a discussion of our hedging transactions, please see “ITEM 11. Quantitative and Qualitative Disclosures about Market Risk.”

Effects of Government Regulations and Location on the Company’s Business

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview — Conditions in Israel” and the Risks Relating to our Location in Israel in ITEM 3, above.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through private placements of convertible debentures and preferred shares, royalty-bearing grants from the Chief Scientist, borrowing from a related party, borrowings under our line of credit and from proceeds of our initial public offering on the Nasdaq National Market in August 2000. Through December 31, 2000, we raised $97.8 million in the initial public offering and an additional $35.2 million from three private placements all of which in the aggregate amount to a total of $133.0 million. We did not raise any capital during the fiscal years 2001 and 2002. Through December 31, 2002, we received a total of approximately $10.3 million from the Chief Scientist. Prior to fiscal year 2002, we borrowed approximately $1.2 million from a related party which we repaid in August 2000 from the initial public offering proceeds.

        As of December 31, 2002, we had approximately $43.2 million in cash and cash equivalents, bank deposits, and marketable securities.

        As of December 31, 2002, we had a $6 million line of credit from a leading Israeli bank, all of which is currently undrawn. In consideration for this line of credit, we registered a floating charge on all of our assets in favor of the bank. We also issued a warrant to the bank to purchase our ordinary shares for an aggregate purchase price of up to $900 thousand. The bank exercised this warrant prior to our initial public offering.

        Net cash used in operating activities was approximately $25.8 million for the year ended December 31, 2000, $24.1 million for the year ended December 31, 2001, and $10.0 million for the year ended December 31, 2002. The decrease in 2002 in net cash used in operating activities was primarily attributable to cash control efforts which were implemented as part of the Company’s expense reduction initiatives.

        Net cash provided by (used in) investing activities was $(15.0) million for the year ended December 31, 2000, $(39.5) million for the year ended December 31, 2001, and $8.2 million for the year ended December 31, 2002.

        Net cash provided by (used in) financing activities was $109.8 million for the year ended December 31, 2000, $(37) thousand for the year ended December 31, 2001 and $33 thousand for the year ended December 31, 2002. The cash provided by financing activities in the years 2000 was attributable to proceeds from the issuance of preferred shares, and the issuance of ordinary shares in our initial public offering.

        As of December 31, 2002, our principal commitments consisted of $2.4 million for obligations outstanding under operating leases and $7.1 million of royalties payable to the Government of Israel on revenues from product sales. We are also committed to pay royalties to a subcontractor for the development of a component and its integration into one of our products. The royalty rate on royalties payable to this subcontractor decreases on an annual basis, at the rate of 4%, 3% and 2% of our revenues for the first, second and third years of revenues, respectively, and 1% of our revenues for the fourth to seventh years of revenues. This is the fifth year we have received revenues as of December 31, 2002 and we currently pay royalties to this subcontractor at a rate of 1% of our collected revenue for a specific product.

        In 2001, we entered into agreements with 2 suppliers pursuant to which the Company was initially committed to purchase certain products from these suppliers. The initial minimum purchase commitments under these agreements were approximately $27 million.

        In 2002, we entered into a supplementary arrangement with one of these suppliers in which all minimum purchase commitments of the prior agreement were mutually rescinded. As a further part of this arrangement, we issued a warrant to this supplier to purchase an aggregate of seven hundred thousand (700,000) restricted Ordinary Shares with a par value of NIS 0.01 with an exercise price per Ordinary Share of US$0.003, subject to standard adjustments, with a cash conversion alternative (instead of the exercise for shares) for eight hundred seventy five thousand U.S. dollars (US$875,000).

        Beginning as of April 30, 2003 and expiring on October 31, 2004, the warrant may be exercised for cash (in whole but not in part) payable in 6 equal monthly payments of $145,833.33. Beginning as of September 30, 2003, the warrant may be exercised (in whole but not in part) together with a cash payment of $0.003 per share, or by a net exercise purchase, for 700,000 restricted Ordinary Shares. Resale of such restricted Ordinary Shares by the supplier are subject to Rule 144 of the Securities and Exchange Commission.

        With regard to the other supplier, in 2003, we entered into a supplementary arrangement whereby we agreed to mutually rescind all prior minimum purchase commitments. We have further agreed to purchase a minimum of approximately $3 million of products in 2003 for use in the ordinary course of business, together with certain raw materials and work in process. There are no further minimum purchase commitments with either of these suppliers.

        Our cash investments are comprised of the following: 10% consist of short term, highly liquid investments with original maturities of less than three months, and 50% consist of short term deposits and marketable securities with original maturities of up to 1 year, with an average credit rating of at least AA/AA3. The balance of our assets are invested in corporate debt securities and in bank deposits with maturities of up to 3 years, carrying a minimum rating of AA/A2. All of these investments are in US dollars.

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

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2002, our research and development staff consisted of 79 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions. Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution. Our extensive protocol knowledge and expertise has resulted in highly optimized solutions for various communications protocols.

Intellectual Property

        See: “ITEM 4. History and Development of the Company—Intellectual Property.”

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

        In early 2001, our primary customers were competitive local exchange carriers, or CLECs, primarily in the United States, as well as OEM customers. Beginning in the middle of 2001, we made a strategic shift in focus with a new emphasis on cellular operators and an expansion to geographic markets where we had not sold our products. At the same time, we made a strategic decision to implement company-wide expense reduction measures, to maintain reduced inventory levels, and to increase production efficiency.

        As a result of these strategic decisions, our revenues from cellular operators increased from $1.1 million in 2001 to $7.6 million in 2002. In addition, in 2002 our revenues increased sequentially quarter by quarter, together with our gross margins. Our revenues from fixed operators have also increased during this period. We have seen pressure on our resale prices in light of increased competition, together with an enhanced focus by our customers on reducing their capital expenditures. However, because of our increasing focus on efficiency and expense reductions, we do not believe that such price pressure will have a material impact on our results of operations.

        Nevertheless, due to continued uncertainty in the global telecommunications markets, we can not be certain that we will be able to continue to penetrate cellular and fixed operators at these levels. We also cannot be certain that the level of sequential quarterly revenue growth will continue.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Audit Committee. See Note 2 to our Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

        Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Accounting for doubtful accounts and sales returns; and

•	Inventory valuation

        Revenue recognition. We recognize product revenue in accordance with SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” which is commonly referred to as SAB 101, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. When a right of return exists, we defer revenues until the right of return expires. In contracts for which acceptance procedures are required by the customer, we defer recognition of such revenues until receiving the acceptance confirmation from the customer. Our typical product warranty is between 12 to 24 months at no extra charge. All of our sales are final and the only option in the event of a non-conformity of products with the warranty is repair or replacement of the non-conforming products. We accrue for other allowances based on our historical experience.

        Accounting for doubtful accounts and sales returns. We perform regular credit evaluations of our customers’ financial condition. Allowance for doubtful accounts is computed for specific debts, the collectibility of which is doubtful, based on the Company’s experience. In addition, we include a general provision for doubtful debts based on management’s past experience. If the historical data used to calculate these estimates does not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

        Inventory valuation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

MANAGEMENT

        The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	54	Chairman of the Board of Directors
Shraga Katz	50	Chief Executive Officer, President and Director
Inon Beracha	40	Chief Operating Officer and Executive Vice President, Research and Development
Ran Oz	36	Chief Financial Officer
Shlomo Tenenberg	48	Executive Vice President, Worldwide Marketing and Sales
Gil Feingold	43	Executive Vice President, Worldwide Operations

Sharon Ganot	34	Vice President, Human Resources
Mitchell C. Shelowitz	37	General Counsel and Corporate Secretary
David Ackerman	46	President of our U.S. subsidiary

Yael Langer	38	Director
Zohar Gilon	55	Director
Shmuel Levy	49	Director
Joseph Atsmon	53	Director

        Zohar Zisapel has served as the chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of RIT Technologies Ltd., Verisity Ltd., and several other private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received B.Sc. and M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

        Inon Beracha, our co-founder, has served as our chief operating officer since December 2000 and our executive vice president of research and development since October, 2002. From July 1996 until October, 2002 he was vice president of research and development. From January 1985 April 1996, Mr. Beracha served in the electronic research and development department in the Israeli Ministry of Defense. From March 1993 to April 1996, Mr. Beracha served as the deputy head of that department. Mr. Beracha received a B.Sc. and an M.Sc. in electrical engineering and electronics from Tel Aviv University.

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

        Shlomo Tenenberg has served as our executive vice president of worldwide marketing and sales since October, 2002. From July 1998 until October, 2002, he served as our vice president of marketing and sales. From March 1994 to July 1998, Mr. Tenenberg served as the vice president of Nexus Telocation Systems Ltd. From October 1989 until March 1994, Mr. Tenenberg was the marketing manager at ECI Telecom Ltd. Mr. Tenenberg received a B.Sc. in electrical engineering and electronics from Ben Gurion University and an M.B.A. from Tel Aviv University.

        Gil Feingold has served as our executive vice president of worldwide operations since October, 2002. From March 1998 until October, 2002, he served as our vice president of operations. From March 1992 to March 1998, Mr. Feingold held logistics management and engineering positions with Madge Networks Ltd. and Lannet Data Communications Ltd. From October 1986 to March 1992, Mr. Feingold served as production engineer manager of Motorola Communications Israel. Mr. Feingold received a B.Sc. in industrial engineering from the Tel Aviv University and an M.B.A. from Bar Ilan University.

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

        Joseph Atsmon has served as a director since July 12, 2001. He currently serves as a director of Nice Ltd., a position he has held since July 2001. From April 1, 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors under Nasdaq rules.

Compensation of Directors and Executive Officers

        The following table presents all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2002. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and executive officers as a group, consisting of
thirteen persons	$920,000	$170,000

        As of December 31, 2002, our directors and executive officers as a group, consisting of thirteen persons, held options to purchase an aggregate of 2,741,250 ordinary shares. All our officers work full time.

        Other than reimbursement for expenses, and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see “Affiliate Employees Option Plan” below and Note 9 to our Consolidated Financial Statements included as Item 18 in this annual report.

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

      Terms of Directors

        Our articles of association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each of these directors holds office until the next annual general meeting of the shareholders. Our external directors, currently Zohar Gilon and Shmuel Levy, each serve a three year term. Zohar Gilon’s and Shmuel Levy’s terms will expire in February 2004.

        In the event that any directors are appointed by the board of directors, their appointment must be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead.

        As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq National Market we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq National Market applicable to listed companies and the Israeli Companies Law applicable to Israeli companies. Under Nasdaq National Market Rules, we are required to appoint three independent directors and, under the Israeli Companies Law, we are required to appoint two external directors.

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

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has or had during the two years preceding the date of appointment any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by this controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as an office holder during the three month period in which the company first offers its shares to the public.

        The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager of the company that reports directly to the chief executive officer.

        No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his or her position or other business might interfere with his or her ability to serve as a director.

        A company may not engage an external director as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person for a period of two years from the termination of his or her service as an external director.

      Election of External Directors

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an external director is three years and may be extended for an additional three years. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court (if they cease to meet the statutory qualifications with respect to their appointment, or if they violate their duty of loyalty to the company). Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which is required to include all external directors. Currently, Zohar Gilon and Shmuel Levy serve as our external directors.

      Audit Committee

Nasdaq Requirements

        Under Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under Nasdaq rules include evaluating the independence of a company’s outside auditors. Currently, Messrs. Zohar Gilon, Shmuel Levy, and Joseph Atsmon serve on our audit committee.

Companies Law Requirements

        Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the board of directors; and

•	a controlling party, or his or her relative, and any director employed by the company or who provides services to the company on a regular basis.

        The duty of the audit committee is to identify irregularities in the business management of the company and to examine accounting, reporting, and financial control practices, in consultation with the internal auditor and the company’s independent accountants, suggest appropriate courses of action to amend such irregularities, and to exercise the powers of the board of directors with respect to such practices. In addition, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with officer holders and interested parties.

        The composition of our Audit Committee satisfies both the Nasdaq National Market Rules and the Israeli Companies Law requirements.

Approval of Certain Transactions

        The approval of the audit committee is required under the Companies Law to effect specified actions and exceptional transactions with office holders, third parties in which an office holder has a personal interest and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A “controlling party” is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, provided that two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder.

        The audit committee may not approve an action or an exceptional transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. The Companies Law defines the term ‘interested party’ to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the company. In addition, the audit committee must approve contracts between the company and any of its directors relating to the service or employment of the director.

      Remuneration of Directors

        Directors’ remuneration requires the approval of the audit committee, the board of directors, and the shareholders (in that order) except for reimbursement of reasonable expenses incurred in connection with carrying out the directors’ duties.

        Neither the Company nor its subsidiaries has entered into any service contracts with its directors that provide benefits upon termination of employment, except with regard to the president and chief executive officer in his capacity as president and chief executive officer.

      Share Incentive Committee

        Our share incentive committee, which consists of Zohar Zisapel and Shraga Katz, administers our key employee share incentive plan and our 2003 Share Option Plan, and makes recommendations to our board of directors regarding issuances of options under these plans.

      Option Committee

        Our option committee, which consists of Zohar Zisapel and Shraga Katz, administers our affiliate employees option plan and makes recommendations to our board of directors regarding issuances of options under the plan.

      Dividends

        The board may declare dividends as it views justified, but the final dividend for any fiscal quarter must be proposed by the board and approved by the shareholders. Dividends may be paid in assets or shares, debentures or debentures stock of our company or of other companies. For further information, please see “Financial Information – Dividends.”

      Internal Auditor

        Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. We have appointed Gideon Duvshani, C.P.A., as our internal auditor.

      Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. An officer includes a director, the chief executive officer, the chief financial officer and any other manager who reports directly to the chief executive officer. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

        The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

        The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.

        Each person listed in the table under “ — Directors and Senior Management” above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

        The Companies Law requires that an office holder of a company promptly disclose, without delay, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company's profitability, assets or liabilities.

        The Companies Law does not specify to whom within the company nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

        Under the Companies Law, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved.

        If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is required.

Disclosure of Personal Interests of a Controlling Shareholder

        Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting power in a public company (if no other shareholder owns more than 50% of the voting power in the company) or a shareholder who has the ability to direct the actions of the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder (including together with a third party) has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that:

•	the majority of shares voted at the meeting, including at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy or written ballot), vote in favor of the election; or

•	the total number of shares voted against the transaction by shareholders who have no personal interest in the transaction does not exceed one percent of the aggregate voting rights in the company.

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

      Exculpation, Insurance and Indemnification of Directors and Officers

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care, provided that the articles of association allow it to do so.

      Office Holders Insurance

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon him or her in favor of another person.

Exculpation and Indemnification of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify any of our office holders against an act performed in his or her capacity as an office holder, including indemnity for the following:

•	a financial liability imposed on him or her in favor of another person; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal charge from which he or she was acquitted; or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association also include the following:

•	we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be reasonable under the circumstances.

•	we are authorized to indemnify retroactively our office holders.

Limitations on Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

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

        In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside Israel, such as our company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation on half the shareholder’s shares two years following the exchange and on the balance of the shares four years thereafter even if the shareholder has not yet sold the shares.

Employees

        As of December 31, 2002, we had 198 employees worldwide, of whom 79 were employed in research and development, 54 in sales and marketing, 15 in management and administration and 50 in operations. Of these employees, 166 were based in Israel, 12 were based in the United States, 10 were based in Europe, and 10 were based in Latin America and Asia-Pacific. We have employment agreements with all of our employees.

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

Share Ownership

        The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of December 31, 2002. The percentage of outstanding ordinary shares is based on 22,578,346 ordinary shares outstanding as of December 31, 2002.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Zohar Zisapel	2,885,250	12.8%
Shraga Katz	1,075,916	4.8%
Inon Beracha	548,500	2.4%
All of directors and executive officers as a group,
Consisting of thirteen people(1)	5,117,682	22.7%

(1)	Each of these directors and executive officers individually beneficially owns less than 1% of the outstanding shares, except Messrs. Zohar Zisapel, Shraga Katz, and Inon Beracha. These holdings do not include 816,250 ordinary shares held by Tamar Technologies L.P., a venture capital fund for which our director Zohar Gilon is a General Partner and Managing Director.

Stock Option Plans

      Key Employee Share Incentive Plan

        In August 1996, we adopted our key employee share incentive plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan. The share incentive committee of our board of directors administers the plan. No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2002:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price
9,464,000	5,509,583	$ 2.20

             The 9,464,000 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan, our affiliate employees option plan and our 2003 share option plan in the aggregate. Of the shares reserved for option grants, 825,000 were reserved by the board of directors pursuant to a decision as of December 18, 2002, and are subject to approval by the shareholders at the next annual general meeting.

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

         This restriction does not apply to employees that are not subject to the Israeli Tax Ordinance. In addition, pursuant to an amendment to the plan, based upon a tax ruling by the Israeli Tax Authority, option holders that are subject to the Israeli Tax Ordinance have the ability to exercise vested options prior to the conclusion of the two year period as long as:

•	all shares arising out of the employee's exercise of options are sold immediately upon exercise to an unrelated third party; and

•	the employee exercising the options pays to the Israel Tax Authority a 50% tax on the net revenue resulting from the exercise of options and the sale of shares.

Termination and Amendment

        Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

         Affiliate Employees Option Plan

        In May 1997, we adopted our affiliate employees option plan. This plan has terms that are substantially identical to the terms of the key employee share incentive plan. The option committee of our board of directors administers the plan. Our employees, directors and consultants are eligible to participate in the plan. No options may be granted to any person serving on the option committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2002:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price
9,464,000	795,950	$ 5.30

        The 9,464,000 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan, our key employee share incentive plan and our 2003 share option plan in the aggregate. Of the shares reserved for option grants, 825,000 were reserved by the board of directors pursuant to a decision as of December 18, 2002, and are subject to approval by the shareholders at the next annual general meeting.

        The 2003 Share Option Plan

        In April 2003, the Board of Directors adopted our 2003 Share Option Plan. This plan complies with recent changes in Israeli tax law with respect to stock options. It is also intended to be a "qualified plan" as defined by the U.S. Tax Code. Our worldwide employees, directors and consultants are eligible to participate in this plan. We have submitted this plan for approval by the Israeli Tax Authority as is required by applicable law. We expect approval to be granted. This plan shall be presented for approval at our next annual general meeting of shareholders.

        Ordinary shares reserved for option grants under the key employee share incentive plan and the affiliate employees option plan that have not been issued thereunder may be issued pursuant to this plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth stock ownership information as of December 31, 2002 with respect to:

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

        Unless otherwise noted below, each shareholder's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel(2)	2,885,250	12.8%
Yehuda Zisapel(2)	2,838,000	12.6%
HarbourVest International Private Equity Partners III -
Direct Fund, L.P.(3)	1,565,750	6.9%
Fidelity International Limited (4)	2,069,300	9.2%
Directors and Executive Officers as a group
(thirteen people) (5)	5,117,682	22.7%

(1)	Based on 22,578,346 Ordinary Shares issued and outstanding as of December 31, 2002.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

(3)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

(4)	Fidelity International Limited is a Bermuda company, located at HM 670 Hamilton, HMCX, Bermuda. As of December 31, 2000, this shareholder did not maintain any significant holdings of Company shares. As of December 31, 2001, this shareholder held 8.6% of the Company’s outstanding shares.

(5)	Each of these directors and executive officers individually beneficially own less than 1% of the outstanding shares, except Messrs. Zohar Zisapel, Shraga Katz, and Inon Beracha. These holdings do not include 816,250 ordinary shares held by Tamar Technologies L.P., a venture capital fund for which our director Zohar Gilon is a General Partner and Managing Director.

As of May 5, 2003, 62.40% of our ordinary shares were held in the United States and 89 record holders were in the United States.

Related Party Transactions

The RAD-BYNET Group of Companies

        Yehuda Zisapel is a principal shareholder and Zohar Zisapel is a director and principal shareholder of our company. They are brothers who, as of December 31, 2002, together control 25.3% of our company. Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as several other real estate, holding and pharmaceutical companies:

AB-NET Ltd.	Modules Inc.	RND Operation Services Ltd.
Axerra Networks Inc.	RADCOM Ltd.	RADView Software Ltd.
BYNET Data Communications Ltd.	RAD Data Communications Ltd.	RADVision Ltd.
BYNET Electronics Ltd.	RADLAN Computer Communications Ltd.	RADWARE Ltd.
BYNET SEMECH (Outsourcing) Ltd.	SILICOM Ltd.	RADWIN Ltd.
BYNET Systems Applications Ltd.	SANRAD Inc.	RIT Technologies Ltd.
	Rad-Direct, Inc.	WISAIR Inc.

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

        Members of the RAD-BYNET group provide us on an as-needed basis with finance, legal, management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $175 thousand in 2002.

        We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved by our board of directors and audit committee. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

Lease Arrangements

        We lease our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. This facility is approximately 51,500 square feet in size. The lease for this facility will expire in May 2005, with options to renew for two additional one-year periods. We also lease an additional 4,000 square feet in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel. The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.1 million in 2002

Supply Arrangement

        We purchase components from RAD Data Communications Ltd. and other members of the RAD-BYNET group which we integrate into our products. The aggregate purchase price of these components was approximately $200 thousand for the year ended December 31, 2002.

Registration Rights

        In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to 14,581,500 ordinary shares which resulted following conversion of their preferred shares immediately prior to the completion of our initial public offering. The agreement grants registration rights to each of:

•	the majority of the holders of the ordinary shares resulting from the conversion of such preferred shares; and

•	Yehuda Zisapel and Zohar Zisapel.

        Under the agreement, each of these shareholder groups has the right to make a single demand for the registration of their ordinary shares outstanding at the time of the initial public offering, provided that the demand covers shares representing a market value of at least $4 million and does not include shares which may be sold without restriction within three months from the date of the demand. These registration rights will be exercisable at any time commencing on the first anniversary of the consummation of the initial public offering for a period of three years, or, in specified cases, for a period of five years thereafter. In addition, each of the shareholders has the right to have its ordinary shares included in certain of our registration statements.

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

ITEM 8: FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        The annual financial statements required by this item are found at the end of this Annual Report, beginning on Page F-1.

Export Sales

        In 2002, 90% of our sales were to customers located outside of Israel.

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

No Significant Changes

        No significant change to Ceragon’s financial condition has occurred since the date of the annual financial statements included herein.

Corporate Tax Rate

        Israeli companies are generally subject to income tax at the rate of 36% and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003. However, a program at our manufacturing facility in Tel Aviv has been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. We are entitled to a reduction in the normally applicable tax rate for income generated from this program. Additionally, an investment program at our former Jerusalem facility had been granted approved enterprise status. Although we closed the Jerusalem facility during 2001, we received approval to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility later in 2001. Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment is eligible for the following tax benefits commencing in the first year in which it generates taxable income:

Year after we
begin generating
taxable income	Tax benefit
1-2	Tax-exempt
3-7	Corporate tax of up to 25%
8-10	Corporate tax of up to 25% if more than 25% of our
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

        Until December 31, 1998, our company was considered a “family company” for tax purposes (according to Section 64A of the Israeli Income Tax Ordinance). Accordingly, until December 31, 1998 our losses for tax purposes were assigned to our shareholders and are not available to us.

        As of December 31, 2002, our net operating loss carry-forwards for Israeli income tax purposes amounted to approximately $45 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We have provided a valuation allowance for the full amount of the tax benefit derived from these loss carry-forwards due to our history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

        As of December 31, 2002, the net operating loss carry-forwards of our New Jersey subsidiary for U.S. tax purposes amounted to approximately $5.5 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire during the years 2019 to 2022.

Government Grants

        Our research and development efforts have been financed through internal resources and grants from the Chief Scientist. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development plan are eligible for grants of up to 50% of the research and development expenditures if they meet certain criteria.

        For the years ended December 31, 2001 and 2002, the Chief Scientist provided grants for research and development expenditures of approximately $2.7 million and $1.9 million, representing 21% and 21% of our total research and development expenses in each of these respective periods. We expect that the Chief Scientist grants will be maintained at the same approximate percentage of our total research and development expenses in the short term.

        We pay royalties to the Chief Scientist only if the project yields revenues. The royalty rates are 3% of sales in the first three years of sales and were recently changed to 3.5% thereafter (instead of 4% in the next three years and 5% thereafter), up to the repayment of 100% of the received grants. For grants received under plans approved subsequent to January 1, 1999, the maximum payment is 100% of the dollar-linked grant amount plus interest at LIBOR rates. Our total obligation for royalties to the Chief Scientist for grants received or accrued, net of royalties paid, or accrued, amounted to approximately $7.1 million as of December 31, 2002.

        For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

Royalties paid or accrued (In thousands)
Year ended December 31, 2000	$876
Year ended December 31, 2001	$778
Year ended December 31, 2002	$613

        The manufacturing of products developed with Chief Scientist grants must be performed in Israel. However, subject to the Chief Scientist’s approval, manufacturing may be performed outside of Israel if the company pays increased royalties and receives approval in advance. Such increased royalties are also based on the amount of manufacturing performed outside of Israel.

        The Government of Israel, through its Fund for the Encouragement of Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 30% of these expenses, not to exceed $1.0 million annually. In 1999, we received grants from the marketing fund totaling approximately $50 thousand. As of December 31, 2002, we had no liability to the Government of Israel for grants received from the marketing fund.

        We submitted a marketing plan that was approved in May 2000. Under this program, we received grants totaling $180 thousand in 2001. In respect of this grant, we are required to pay a royalty at the rate of 4% of the total increase in export sales, up to the total amount of the grant received, commencing on January 1, 2003. As of December 31, 2002, we were obligated to repay a total of $180 thousand to the Government of Israel for grants received from the marketing fund utilizing this royalty mechanism.

ITEM 9: THE OFFER AND LISTING

        Our ordinary shares are listed on the Nasdaq National Market since August 4, 2000.

        The table below sets forth for the periods indicated the high and low last reported prices of the ordinary shares as reported on Nasdaq since August 4, 2000.

	Ordinary Shares
	High	Low
Year Ending December 31, 2000

August 4, 2000 through December 31, 2000:
	32.00	10.63

August 4, 2000 through September 30, 2000	32.00	17.06
Fourth Quarter	24.75	10.63

Year Ending December 31, 2001:

First Quarter	19.31	6.19
Second Quarter	5.97	2.34
Third Quarter	3.30	2.00
Fourth Quarter	4.49	1.92

Year Ending December 31, 2002:

First Quarter	4.55	2.80
Second Quarter	3.00	1.50
Third Quarter	1.63	1.00
Fourth Quarter	1.39	0.91

Most Recent Six Months:

November	1.39	1.09
December	1.31	1.00
January	1.56	1.02
February	1.46	1.30
March	1.51	1.31
April	2.10	1.44

        As of May 23, 2003, the last reported price of one of our ordinary shares on the Nasdaq National Market was $2.58.

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

Israeli Capital Gains Tax on Sales of Shares

        Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise . The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 are taxed at a rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003 the tax rate of 25% will apply to a proportionate part of the gain in accordance with the holding periods of the Asset, before and after January 1, 2003 on a linear basis.

        Prior to the Tax Reform, sales of our ordinary shares by individuals were generally exempted from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in specified countries and we qualified as an industrial company.

        Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as us). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

Israeli Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source. Unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, the withholding rate is as follows:

	Dividends not generated by an approved enterprise
Dividends generated by an approved enterprise	U.S. company holding 10% or more of our shares	Other non-resident
15%	12.5%	25%

        Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty.

Israeli Foreign Exchange Regulations

        We are permitted to pay in Israeli and non-Israeli currency:

•	dividends to holders of our ordinary shares; and

•	any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

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

U.S. Federal Income Tax Considerations

        Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a holder of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,

•	a partnership (or other entity treated as a partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, expect as otherwise provided by future Treasury regulations,

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This summary considers only U.S. holders that will own ordinary shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; and

•	have a functional currency that is not the U.S. dollar.

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

Taxation of Dividends Paid on Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. These distributions will be foreign source passive income (or in some cases, financial services income) for U.S. foreign tax credit purposes and will not be eligible for the dividends received deduction otherwise available to corporations. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.

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

    U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include the provisions described in the following paragraphs as well as rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

        A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date; or

•	to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16 day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation in the case of individuals. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

        If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

•	the three previous years; or

•	the U.S. holder's holding period for ordinary shares before the present taxable year.

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

        In some circumstances a U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased’s death but would instead be equal to the deceased’s basis, if lower.

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

        A U.S. holder of PFIC shares which are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above would not apply for periods covered by the election.

        Although we do not believe that we were a PFIC in 2002, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2003 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

(i)	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

(ii)	in the case of an individual, the item is attributable to a fixed place of business in the United States;

•	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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

        The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the Internal Revenue Service.

Documents on Display

        We file reports and other information with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also visit us on the World Wide Web at www.ceragon.com.

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

        We are exposed to financial market risk associated with changes in foreign currency exchange rates. The majority of our revenue and expenses are transacted in U.S. dollars. A portion of our expenses and revenues, however, are denominated in New Israeli Shekels, Euros, British pounds, and other foreign currencies. During 2002, in order to protect against the volatility of future cash flows caused by changes in foreign currency exchange rates, we used forward contracts to hedge material amounts. As of year end, the outstanding balance of the forward contracts was immaterial.

        We invest in investment grade U.S. corporate and government bonds and dollar deposits with banks. Since these investments typically carry fixed interest rates and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

        As of December 31, 2002, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

        As of December 31, 2002, approximately 63% of the net offering proceeds from our initial public offering were invested in short term investments. The remaining 37% of the net offering proceeds were invested in long term investments. During fiscal year 2002, we used $0.4 million of the net offering proceeds on capital expenditures, including manufacturing equipment, research equipment and leasehold improvements.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

        Within 90 days prior to the filing date of this Annual Report on Form 20-F, the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Controls

        There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer.

        The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-24 hereof.

ITEM 19. EXHIBITS

(b)	Exhibits

1.1	Memorandum of Association (English translation accompanied by Hebrew original*

1.2	Articles of Association**

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael PropertiesLtd. (English translation)***

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

10.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibit 3.1 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

** Previously filed as exhibit 3.2 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

*** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page
Reports of Independent Auditors and Independent Public Accountants	F2-F3
Consolidated Balance Sheets	F4 - F5
Consolidated Statements of Operations	F6
Statements of Changes in Shareholders' Equity	F7
Consolidated Statements of Cash Flows	F8
Notes to the Consolidated Financial Statements	F9 - F30

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

        We have audited the accompanying consolidated balance sheet of Ceragon Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 6, 2003	/s/ KOST FORER & GABBAY —————————————— KOST FORER & GABBAY A Member of Ernst & Young Global

This is a copy of the previously issued Independent Public Accountants’ report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

CERAGON NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Luboshitz Kasierer —————————————— Luboshitz Kasierer Arthur Andersen

Tel-Aviv, Israel
January 31, 2002

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2001	2002
ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$ 6,421	$ 4,688
Short-term bank deposits		26,741	10,853
Marketable securities	3	19,813	11,743
Trade receivables (net of allowance for doubtful accounts of
$ 450 and $ 500 at December 31, 2001 and 2002, respectively)		2,822	4,329
Other accounts receivable and prepaid expenses	4	2,143	1,268
Inventories	5	7,377	8,054

Total current assets		65,317	40,935

LONG-TERM INVESTMENTS:

Long-term bank deposit		-	4,214
Long-term marketable securities	3	746	11,675
Severance pay fund		930	1,200

Total long-term investments		1,676	17,089

PROPERTY AND EQUIPMENT, NET	6	5,093	3,616

Total assets		$ 72,086	$ 61,640

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$ 5,040	$ 5,744
Other accounts payables and accrued expenses	7	4,916	4,805

Total current liabilities		9,956	10,549

ACCRUED SEVERANCE PAY		1,511	1,825

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value:
Authorized - 40,000,000 shares as of December 31, 2001
and 2002; Issued and outstanding 22,165,196 and 22,578,346
shares as of December 31, 2001 and 2002, respectively		56	56
Additional paid-in capital		169,355	169,286
Deferred stock compensation		(4,848)	(1,772)
Accumulated deficit		(103,944)	(118,304)

Total shareholders' equity		60,619	49,266

Total liabilities and shareholders' equity		$ 72,086	$ 61,640

The accompanying notes are an integral part of the consolidated financial statements

February 6, 2002 _________________________ Date of approval of the Financial statements	/s/ Shraga Katz _________________________ SHRAGA KATZ Chief Executive Officer	/s/ Ran Oz _________________________ RAN OZ Chief Financial Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S.     dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2000	2001	2002
Revenues	12	$ 29,197	$ 24,852	$ 18,394
Cost of revenues		16,605	45,282	12,791

Gross profit (loss)		12,592	(20,430)	5,603

Operating expenses:
Research and development		9,904	12,967	9,143
Less - grants and participations		2,211	2,660	1,870

Research and development, net		7,693	10,307	7,273
Selling and marketing, net	13(a)	8,790	11,924	9,130
General and administrative		1,926	5,770	2,031
Amortization of deferred stock compensation (a)		9,529	6,431	2,974
Non-recurring expenses, net	11	-	4,750	83

Total operating expenses		27,938	39,182	21,491

Operating loss		(15,346)	(59,612)	(15,888)
Financial income, net	13(b)	2,470	2,769	1,528

Net loss		$ (12,876)	$ (56,843)	$ (14,360)

Dividend related to Convertible Preferred shares		(22,328)	-	-

Net loss attributable to Ordinary shareholders		$ (35,204)	$ (56,843)	$ (14,360)

Basic and diluted net loss per share		$ (3.06)	$ (2.69)	$ (0.64)

Weighted average number of shares used in computing
basic and diluted net loss per share		11,501,722	21,099,336	22,375,939

(a) Amortization of deferred stock compensation
relates to the following:
Cost of revenues		$ 603	$ 400	$ 214
Research and development costs, net		3,408	2,248	958
Selling and marketing expenses, net		3,085	1,984	1,072
General and administrative expenses		2,433	1,799	730

Total amortization of deferred stock compensation		$ 9,529	$ 6,431	$ 2,974

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Preferred shares	Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total shareholders' equity
Balance as of January 1, 2000	5,052,000	5,240,750	$ 28	$ 25,471	$ (10,272)	$ (11,897)	$ 3,330

Issuance of Preferred shares, net	4,440,500	-	10	22,318	-	-	22,328
Issuance of Ordinary shares - initial public
Offering, net	-	5,784,271	14	88,618	-	-	88,632
Conversion of Preferred shares	(9,492,500)	9,492,500	-	-	-	-	-
Compensation related to warrants to bank	-	-	-	125	-	-	125
Dividend related to convertible preferred shares	-	-	-	22,328	-	(22,328)	-
Deferred stock compensation	-	-	-	11,488	(11,488)	-	-
Amortization of deferred stock compensation	-	-	-	-	9,529	-	9,529
Net loss	-	-	-	-	-	(12,876)	(12,876)

Balance as of December 31, 2000	-	20,517,521	52	170,348	(12,231)	(47,101)	111,068

Exercise of stock options	-	1,647,675	4	-	-	-	4
Deferred stock compensation related to
forfeited options	-	-	-	(952)	952	-	-
Additional IPO expenses	-	-	-	(41)	-	-	(41)
Amortization of deferred stock compensation	-	-	-	-	6,431	-	6,431
Net loss	-	-	-	-	-	(56,843)	(56,843)

Balance as of December 31, 2001	-	22,165,196	56	169,355	(4,848)	(103,944)	60,619

Exercise of stock options	-	413,150	*) -	33	-	-	33
Reversal of stock compensation related to
forfeited options	-	-	-	(102)	102	-	-
Amortization of deferred stock compensation	-	-	-	-	2,974	-	2,974
Net loss	-	-	-	-	-	(14,360)	(14,360)

Balance as of December 31, 2002	-	22,578,346	$ 56	$ 169,286	$ (1,772)	$ (118,304)	$ 49,266

*)     Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$ (12,876)	$ (56,843)	$ (14,360)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	854	2,015	1,737
Amortization of deferred stock compensation	9,529	6,431	2,974
Loss from disposal and impairment of property and equipment	-	2,018	26
Accrued severance pay, net	352	77	44
Accrued interest on short-term bank deposits	(256)	(410)	165
Accrued interest on long-term bank deposits	-	-	(136)
Interest accrued and amortization of premium on held to maturity
marketable securities	-	(192)	306
Decrease (increase) in trade receivables	(10,854)	9,883	(1,507)
Decrease (increase) in other accounts receivable and prepaid expenses	(4,487)	3,291	875
Decrease (increase) in inventories	(20,158)	14,813	(677)
Increase (decrease) in trade payables	9,771	(6,581)	704
Increase (decrease) in other accounts payables and accrued expenses	2,298	1,422	(111)
Other	4	-	-

Net cash used in operating activities	(25,823)	(24,076)	(9,960)

Cash flows from investing activities:
Purchase of property and equipment	(5,121)	(3,177)	(343)
Proceeds from sales of property and equipment	72	223	57
Short-term bank deposits, net	(10,000)	(16,075)	15,723
Investment in long-term bank deposits	-	-	(4,078)
Investment in held to maturity marketable securities	-	(20,501)	(26,594)
Proceeds from sale and maturities of held to maturity marketable
securities	-	-	23,429

Net cash provided by (used in) investing activities	(15,049)	(39,530)	8,194

Cash flows from financing activities:
Repayment of loan received from related party	(1,173)	-	-
Proceeds from issuance of Preferred shares, net	22,328	-	-
Proceeds from issuance of Ordinary shares, net	88,632	4	33
Payment of additional IPO expenses	-	(41)	-

Net cash provided by (used in) financing activities	109,787	(37)	33

Increase (decrease) in cash and cash equivalents	68,915	(63,643)	(1,733)
Cash and cash equivalents at the beginning of the year	1,149	70,064	6,421

Cash and cash equivalents at the end of the year	$ 70,064	$ 6,421	$ 4,688

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$ 66	-	$ 10

Supplemental disclosure of non-cash investing and financing activities:
Compensation related to warrants issued to bank	$ 125	-	-

Dividend related to convertible preferred shares	$ 22,328	-	-

Transfer of inventory to property and equipment	$ 691	-	-

Purchase of property and equipment in payables	$ 842	-	-

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

Ceragon Networks Ltd. (the “Company”) is an Israeli corporation that is engaged in one business segment — developing, manufacturing and marketing high capacity broadband wireless network equipment. In August 2000, the Company completed an initial public offering of its Ordinary shares.

The Company has eight wholly-owned subsidiaries, Ceragon Networks, Inc. and Ceragon Networks Latin America, Inc. in the U.S., Ceragon Networks (UK) Limited in the United Kingdom, Ceragon Networks SARL in France, Ceragon Networks Gmbh in Germany, Ceragon Networks (HK) Limited in Hong Kong, Ceragon Networks, S.A. de C.V. in Mexico and Ceragon Networks do Brasil Limitada in Brazil. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers in Europe, Middle East, Africa, South America, Asia and the U.S.. (Also see Note 15).

As to principal markets and major customers, see Note 12.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company and its subsidiaries’ costs is incurred in dollars. Since the Company’s management believes that the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expense, as appropriate.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, have been eliminated in consolidation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. The short-term deposits are in U.S. dollars and bear interest at an average rate of 3.06%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 3.65%. The long-term bank deposits are presented at their cost, including accrued interest.

Marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt securities and commercial papers at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, decline in value judged to be other than temporary and interest are included in financial income, net. Realized gains and losses on sale of investments, as determined on a specific identification basis are included in the financial income net, as well.

As of December 31, 2001 and 2002, the Company classified all its marketable securities as held to maturity.

Allowance For Doubtful Accounts

The allowance is determined based upon management’s evaluation of specific and general receivables that are doubtful of collection. The allowance for doubtful accounts was $ 450 and $ 500 as of December 31, 2001 and 2002, respectively. For the years ended December 31, 2000, 2001 and 2002, the Company recorded provision for doubtful accounts and bad debts expense of $ 150, $ 2,800, and $ 50, respectively, included in general and administrative expenses.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and for market prices lower than cost.

In 2001, the Company wrote-off approximately $ 26,900 of excess inventory, which has been included in cost of revenues.

Cost is determined as follows:

Raw materials, parts and supplies — using the moving average cost method with the addition of allocable indirect manufacturing costs.

Work-in-progress — represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Finished products — recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	Over the term of the lease

The Company and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) and in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-Lived Assets and For the Long-Lived Assets to be Disposed Of”(“SFAS No. 121”). SFAS No. 121 relates only to the years 2000 and 2001. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2002, no impairment was recorded.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Revenue recognition:

The Company and its subsidiaries generate most of their revenues from selling their products to end customers system integrators, distributors, resellers and to Original Equipment Manufacturers (“OEM”) all of whom are considered end users.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is reasonably assured. When a right of return exists, the Company defers revenues until the right of return expires.

In contracts for which acceptance is required by the customer, the Company defers revenues until receiving the acceptance confirmation.

The Company considers all arrangements with payment terms extending beyond its policy for ordinary course of credit, not to be fixed or determinable. If the fee is not fixed or determinable, revenues is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

Deferred revenues include amounts received from customers but not recognized as revenues.

Research and development costs:

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs.

Royalty-bearing grants from the Fund for the Encouragement of Marketing Activities of the Government of Israel are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from selling and marketing expenses.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $ 569, $ 552 and $ 163, respectively.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S dollars instruments with major banks worldwide (mainly in the United States). Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, South America and Europe. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and by a specific and general reserve. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The Company insures certain customers through the Israel Foreign Trade Insurance Company.

The Company’s marketable securities include investments in U.S government securities and debentures of corporations and commercial papers. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under SFAS No.123, “Accounting for Stock-Based Compensation” (“SFAS No.123”), pro forma information regarding net loss and net loss per share is required for grants issued after December 1994, that has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No.123. The fair value for these options were estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 5%, 1.75% and 1.88% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 110% for 2000 and 2001 and 68% for 2002, and expected life of the options of 1.5 — 5 years, respectively.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2000	2001	2002
Net loss as reported	$ (12,876)	$ (56,843)	$(14,360)

Add: stock based compensation expense
determined under APB 25	$ 9,529	$ 6,431	$ 2,974

Deduct: stock-based compensation expense
determined under fair value method for all awards	$ (11,780)	$ (12,293)	$ (7,128)

Pro forma net loss	$ (15,127)	$ (62,705)	$(18,514)

Basic and diluted loss per share, as reported	$ (3.06)	$ (2.69)	$ (0.64)

Pro forma basic and diluted net loss per share	$ (1.32)	$ (2.97)	$ (0.83)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of these options at the grant date.

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay laws based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel, is fully provided by monthly deposits with insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company’s balance sheet.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 636, $ 654 and $ 484, respectively.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturities of such instruments.

The Fair value for marketable securities are based on quoted market prices and do not differ significantly from the carrying amount. (See Also Note 3).

Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share were 5,600,500, 5,728,854 and 5,923,106 for the years ended December 31, 2000, 2001 and 2002, respectively.

Impact of recently issued accounting standard:

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities, “which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on our results of operations or financial position.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2001				2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Held-to-maturity:
U.S. government
and agencies
debts	$ 502	$ -	$ (2)	$ 500	$ 4,522	$ 2	$ (14)	$ 4,510
Corporate
debentures	9,800	-	(143)	9,657	13,777	68	(100)	13,745
Commercial
papers	10,257	-	(2)	10,255	5,119	1	-	5,120

	$20,559	$ -	$(147)	$20,412	$23,418	$71	$(114)	$23,375

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2002 are:

	December 31, 2002
	Amortized cost	Estimated fair market value
held-to-maturity:

2003	$ 11,743	$ 11,635
2004	6,418	6,521
2005	5,257	5,219

	$ 23,418	$ 23,375

During 2002, the Company sold five marketable securities in consideration of $ 3,854. The marketable securities were sold before their maturity, due to the deterioration of their credit rating, as defined in the Company’s investment policy. In accordance with the Company’s policy, the remaining marketable securities continued to be classified as held to maturity.

The Company’s investments in debt and equity securities are diversified among high-credit quality securities, in accordance with the Company’s investment policy.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2001	2002
Government authorities	$ 613	$ 586
Prepaid expenses	1,029	369
Other	501	313

	$ 2,143	$ 1,268

NOTE 5:- INVENTORIES

Raw material, parts and supplies	$ 2,354	$ 1,530
Work in progress	3,913	3,655
Finished products	1,110	2,869

	$ 7,377	$ 8,054

In 2001, the Company recorded an expense of $ 26,900 for inventory write-offs, which is included in cost of revenues.

NOTE 6:- PROPERTY AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2001	2002
Cost:
Computers, manufacturing and peripheral equipment	$ 5,808	$ 5,955
Office furniture and equipment	1,827	1,887
Leasehold improvements	516	528

	8,151	8,370

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	2,380	3,579
Office furniture and equipment	598	1,044
Leasehold improvements	80	131

	3,058	4,754

Depreciated cost	$ 5,093	$ 3,616

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- PROPERTY AND EQUIPMENT (Cont.)

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 is $ 854, $ 2,015 and $1,737, respectively.

b.	In 2001, the Company recorded a property and equipment impairment charge in the amount of approximately $ 2,018, which is presented in cost of revenues.

c.	As for pledges on assets, see Note 8d.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2002
Employees and payroll accruals	$ 765	$ 1,363
Accrued non-recurring expenses	1,988	1,261
Accrued expenses	1,317	964
Deferred revenues	-	647
Provision for warranty costs	530	530
Other	316	40

	$ 4,916	$ 4,805

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2002, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $ 10,347 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollars and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2002, the Company has paid or accrued royalties to the OCS in the amount of $ 2,417. As of December 31, 2002, the aggregate contingent liability to the OCS amounted to $ 7,128.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	According to the Marketing plan, which was approved in May 2000, the Company is committed to pay royalties to the Fund for the Encouragement of Marketing activities of the Government of Israel at a rate of 4% of the increase in export sales up to the total dollar-linked amount of the grants received, plus interest. The royalties are payable commencing from the end of the second year of implementation of the plan which is January 1, 2003. The Company’s total obligation for royalties in respect of government participation received or accrued, net of royalties paid or accrued, amounted to $ 180 as of December 31, 2002.

3.	The Company is committed to pay royalties to a subcontractor for a component’s development and its integration into certain of the Company’s products. Royalties will be paid at the rates of 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. The first year of revenues is 1998. As of December 31, 2002, the Company is in its fifth year of revenues under the abovementioned plan. The royalties are calculated as a rate of sales collection.

Royalties to the subcontractor amounted to $ 475, $ 556 and $ 92 in 2000, 2001 and 2002, respectively.

b.	Lease commitments:

The Company and its subsidiaries lease their offices and vehicles under various lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at the December 31, 2002, are as follows:

	Year ended December 31,
	Facilities	Vehicles	Total
2003	$ 927	$ 377	$ 1,304
2004	762	25	787
2005	291	-	291

	$ 1,980	$ 402	$ 2,382

Facilities lease expenses for the years ended December 31, 2000, 2001 and 2002 were approximately $ 902, $ 1,433 and $ 1,323, respectively

Vehicles lease expenses for the years ended December 31, 2000, 2001 and 2002 were approximately $ 310, $ 560 and $ 610, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	In 2001, the Company entered into agreements with two suppliers pursuant to which the Company was initially committed to purchase certain products from these suppliers. The initial minimum purchase commitments under these agreements were approximately $ 27,000.

In 2002, the Company entered into a supplementary arrangement with one of these suppliers in which all minimum purchase commitments of the prior agreement were mutually rescinded (see also Note 11a).

With regard to the other supplier, in 2003, the Company entered into a supplementary arrangement whereby all prior minimum purchase commitments were mutually rescinded. The Company has further agreed to purchase a minimum of approximately $3 million of products in 2003, together with certain raw materials and work in process. There are no further minimum purchase commitments with either of these suppliers.

d.	Charges and guarantees

In February 2000, the Company received a line of credit from a bank in the amount of $ 6,000 for a period of 36 months. As of December 31, 2002, the line of credit has not been utilized. In consideration for the line of credit, the Company registered a floating charge on all its assets in favor of the bank. (see also Note 9a).

As of December 31, 2002, the Company provided bank guarantees for an aggregate amount of $ 2,400 with respect to rent and commitments to its customers.

NOTE 9:- SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on NASDAQ National Market.

a.	General:

The Ordinary shares entitle their holders the rights to receive notice to participate and vote in general meetings of the Company, the right to share in excess upon liquidation of the Company, and to receive dividends, if declared.

The Company recorded a Preferred share dividend of $ 22,328 representing the value of the beneficial conversion feature upon the issuance of preferred shares in February 2000 and of Series B Preferred shares in March 2000. The beneficial conversion feature was calculated based on the difference between the conversion price of $ 2.45 and $ 5.11 per share, respectively, and the estimated fair value of the Ordinary shares at the dates of issuances, but limited to the amount of the proceeds from the issuances of the Preferred shares.

In August 2000, the Company closed its initial public offering of its Ordinary shares on the NASDAQ National Market. The Company issued 5,784,271 Ordinary shares (which includes 34,271 Ordinary shares issued to the Bank — see Also paragraph c) in consideration for approximately $ 88,600, net of issuance expenses. In addition, all Preferred shares were converted to an equal number of ordinary shares.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- SHAREHOLDERS’ EQUITY

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

b.	Stock options plans:

1.	Under the Company’s 1996 Stock Options Plan and the 1997 affiliate employees Stock Option Plan (the “Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

2.	Pursuant to the Plans, the Company reserved for issuance 9,464,000 Ordinary shares. As of December 31, 2002, 1,097,642 Ordinary shares of the Company are still available for future grant under the plans. Any options, which are canceled or forfeited before expiration, become available for future grants.

3.	The options vest primarily over three to five years. The options granted generally expire no later than ten years from the date of grant.

A summary of the Company’s stock option activity, and related information for the year ended December 31, is as follows:

	Year ended December 31,
	2000		2001		2002
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
		$		$		$
Outstanding at the
beginning of the year	3,614,250	*) -	5,600,500	2.55	5,728,854	2.77
Granted	1,986,250	7.05	2,355,900	2.35	1,270,950	1.39
Exercised	-	-	(1,647,675)	*)	(413,150)	0.03
Forfeited	-	-	(579,871)	6.68	(281,121)	4.60

Outstanding at the end
of the year	5,600,500	2.55	5,728,854	2.77	6,305,533	2.59

Options exercisable at
the end of the year	1,718,000	0.03	1,389,949	2.37	2,360,880	2.87

Weighted average fair
value of options granted
during the year, at their
grant date	1,986,250	5.78	2,355,900	2.35	1,270,950	0.65

*) Lower than $ 0.01

Since the Initial Public Offering in August 2000, the exercise price of the options are equal to the market value of the Ordinary shares on the date the option is granted, for all grants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

Ranges of exercise prices	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable at December 31, 2002	Weighted average exercise price of exercisable options
		Years	$		$
*)	1,809,700	6.35	*)	1,128,150	*)
1.15 - 1.50	1,201,450	9.66	1.34	-	-
1.80 - 2.61	1,962,733	8.66	2.07	572,083	2.09
2.80 - 4.09	539,150	7.62	3.71	220,941	3.82
8.18 - 11.75	675,750	7.77	10.37	369,808	10.21
12.94 - 17.00	116,750	7.64	14.17	69,898	13.77

	6,305,533	7.98	2.59	2,360,880	2.87

*) Lower than $ 0.01.

Where the Company has recorded deferred stock compensation for options, which were granted before the Initial Public Offering in August 2000, with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 9,529, $ 6,431 and $ 2,974 were recognized during the years ended December 31, 2000, 2001 and 2002, respectively.

Warrant to a supplier:

In October 31, 2002, the Company entered into a supplementary arrangement with one of the Company’s suppliers, according to which, the Company issued a warrant to a supplier to purchase an aggregate of 700,000 Ordinary shares of the Company with an exercise price per Ordinary share of $ 0.003, with a cash settlement alternative (instead of the exercise for shares) for $ 875. Commencing April 30, 2003 and expiring on October 31, 2003, the warrant may be exercised for cash (in whole but not in part) payable in 6 equal monthly payments. Commencing September 30, 2003, the warrant may be exercised (in whole but not in part) together with a cash payment of $ 0.003 per share, or by a net exercise purchase, for 700,000 Ordinary shares.

Since the supplier has the option to receive cash, the liability, in the amount of $ 875, was recorded (see also Note 11a).

Options issued to consultants:

During 2002, the Company granted 64,500 options to consultants, which vest over 0.5 to 4 years and expire no later than 10 years from the date of grant.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

The Company had accounted for its options to consultants under the fair value method of SFAS No.123 and EITF 96-18. These options vest primarily over 4 years. The fair value for these options was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 5%, 1.75% and 1.88% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 110%, 110% and 68% for 2000, 2001 and 2002, respectively, and a weighted-average contractual life of the options of 4 years, respectively. Compensation expenses have not been recorded in the consolidated financial statements due to the insignificant amount of total compensation.

c.	In 1998, 122,500 warrants were granted to a subcontractor for certain research and development services rendered. The warrants have an exercise price of less than $0.01 per share and expire in 2011. The fair value of the warrants at the date of grant was $227 and was charged to research and development expense.

In February 2000, the Company received a line of credit from a bank in the amount of $ 6,000 for a period of 36 months. The Company also issued to the bank a warrant to purchase ordinary shares of the Company for an aggregate exercise price of up to $ 900. Based on a private placement in March 2000 the bank became entitled to purchase 34,271 Ordinary shares, at an exercise price of $ 5.11 per share. The fair value of the warrant at the date of grant was $ 125 and the Company recorded financing expense in the amount of $ 125, which are amortized over a period of three years. The warrant was exercised upon the Company’s IPO in August 2000.

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

NOTE 10:- TAXES ON INCOME

Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Investment Center has granted the status of an “Approved Enterprise” under Israeli law to two investment programs at the Company’s manufacturing facility in Tel-Aviv. Additionally, the Company has submitted a third program for the expansion of the same manufacturing facility. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to two years of tax exempt and five years of reduced tax rate (25%). Additionally, the Company is a “foreign investors’ company”, as defined by that law and as such, is entitled to additional reduction of tax to 10%-25% (based on the percentage of foreign ownership in each taxable year) and extension of three years of the benefit period. Since the Company has had no taxable income since inception, the benefits have not yet commenced for all programs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- TAXES ON INCOME (Cont.)

The Company has completed implementation of its two investment programs for its Tel-Aviv facility.

The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Given the aforementioned conditions, under the first investment program, the period of benefits for the production facilities, which has not yet commenced, will terminate in the year 2011, and under the second investment program the period of benefits for the production facilities, which has not yet commenced, will terminate in the year 2013.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published there under and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2002, the accumulated deficit of the Company does not include any tax-exempt profits earned by the Company’s “Approved Enterprise”.

The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company and its Israeli subsidiary currently qualify as an “industrial company”under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes.

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- TAXES ON INCOME (Cont.)

Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controller foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2001	2002
Deferred tax assets:
U.S. net operating loss carryforward	$ 1,256	$ 1,942
Reserve and allowances	-	(26)

Total deferred tax asset before valuation allowance	1,256	1,916
Valuation allowance	(1,256)	(1,916)

Net deferred tax asset	$	$ -

As of December 31, 2002, the Company’s subsidiary has provided valuation allowances of approximately $ 1,916 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. The net change in the valuation allowance in the year 2002, amounted to $ 660. Management currently believes that since the Company’s subsidiary has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Loss before taxes is comprised as follows:

	Year ended December 31,
	2000	2001	2002
Domestic	$ (11,660)	$ (48,514)	$ (12,545)
Foreign	(1,216)	(8,329)	(1,815)

	$ (12,876)	$ (56,843)	$ (14,360)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- TAXES ON INCOME (Cont.)

Net operating loss carryforwards:

The Company has accumulated losses for Israel income tax purposes as of December 31, 2002, in the amount of approximately $ 45,000. These losses may be carryforward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period.

As of December 31, 2002, Ceragon Inc. had U.S. federal net operating loss carryforwards of approximately $ 5,500, that can be carried forward and offset against taxable income and expire during the years 2019 to 2022. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership”provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2000, 2001 and 2002 the main reconciling item of the statutory tax rate of the Company (36%) to the effective tax rate (0%) is carryforward tax losses.

NOTE 11:- NON-RECURRING EXPENSES, NET

Non-recurring expenses:

a.	In the second quarter of 2001 the Board of Directors approved a restructuring plan to reduce operating expenses. Actions taken by the Company included a reduction in headcount and a closing of a secondary manufacturing facility. The Company recorded a non-recurring (restructuring) charge of approximately $ 4,750.

Issuance of warrant to a supplier:

On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers. In accordance therewith, the Company is obligated, among other things, to pay the amount of $ 150, and to issue a warrant to purchase 700,000 Ordinary shares of the Company (see also Note 9).

The restructuring charges recorded in 2001 included the abovementioned arrangement and, therefore, $ 1,055 was utilized in 2002 from the remaining restructuring allowance.

As of December 31, 2002 a provision for restructuring cost in the amount of $ 136 is still recorded in respect of its lease agreement in June 2004.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- NON-RECURRING EXPENSES, NET (Cont.)

b.	In 2002 the Company decided to pursue an early termination or modification of one of its secondary lease obligations with an unrelated party. In connection with this, the Company reserved expenses which could result from such early lease termination or modification.

The Company accounts for these expenses according to EITF 88-10, “Costs Associated with Lease Modification or Termination”. During 2002 the Company recorded non-recurring expenses related to the lease obligation in an approximate amount of $ 1,125.

Non-recurring income:

Non-recurring income is related to sales of raw material to incidental customers in 2002. The net profit from such sales in 2002 amounted to $1,042. Since these transactions do not reflect the ordinary course of business of the Company it was classified as non-recurring income.

The components of the non-recurring expenses (income) for the years 2000, 2001 and 2002, are as follows:

	Year ended December 31,
	2000	2001	2002
Non-recurring expenses	$ -	$ 4,750	$ 1,125
Non-recurring income	-	-	(1,042)

Non-recurring expenses, net	$ -	$ 4,750	$ 83

NOTE 12:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”,(“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2002, 2001 and 2000 and long-lived assets as of December 31, 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
Revenues from sales to unaffiliated customers:
North America	$ 15,922	$ 9,519	$ 3,630
Europe	11,168	13,035	9,621
Latin America	77	1,180	2,494
Middle East, Africa and Asia-Pacific	2,030	1,118	2,649

	$ 29,197	$ 24,852	$ 18,394

Long-lived assets, by geographic areas:
Israel	$ 6,630	$ 4,754	$ 3,334
United States	124	95	48
Other	260	244	234

	$ 7,014	$ 5,093	$ 3,616

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2000	2001	2002
	%
Customer A	37	-	-
Customer B	-	(*)	13
Customer C	-	-	14
Customer D	19	30	(*)
Customer E	-	(*)	10

(*)	Less than 10%.

NOTE 13:- SELECTED STATEMENTS OF OPERATION DATA

a.	Selling and marketing expenses, net

	Year ended December 31,
	2000	2001	2002
Total cost	$ 9,023	$ 11,924	$ 9,130
Less - grants	233	-	-

	$ 8,790	$ 11,924	$ 9,130

b.	Financial income, net

inancial income:
Interest on marketable securities	$ -	$ 694	$ 711
Interest on bank deposits	2,616	2,148	760
Foreign currency translation differences	56	178	363
Other	12	-	85

	2,684	3,020	1,919

Financial expenses:
Interest in respect of bank credit and bank
commissions	185	91	115
Foreign currency translation differences	21	122	241
Other	8	38	35

	214	251	391

Financial income, net	$ 2,470	$ 2,769	$ 1,528

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is a director and principal shareholder of the Company. They are brothers who, as of December 31, 2002, together control 25.3% of the company. Individually or together, they are also founders, directors and principal shareholders of several other companies which are known as the RAD-BYNET group

Members of the RAD-BYNET group provide the Company on an as-needed basis with finance, legal, management information systems, marketing, and administrative services, and the Company reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 175 in 2002.

The Company leases its office space for its current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The lease for this facility will expire in May 2005. The Company also leases additional space in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel. The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.1 million in 2002

The Company purchases components from other members of the RAD-BYNET group that it integrates into its products. The aggregate purchase price of these components was approximately $200 thousand for the year ended December 31, 2002.

a.	Transactions with related party:

Year ended December 31,
	2000	2001	2002
Cost of sales	$ 1,533	$ 1,564	$ 617

Research and development expenses	$ 326	$ 822	$ 476

Selling and marketing expenses	$ 248	$ 394	$ 246

General and administrative expenses	$ 256	$ 214	$ 119

Restructuring	$ -	$ 47	$ -

Financing expenses (income)	$ 77	$ (1)	$ -

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

December 31,
		2001	2002
b.	Balances with related parties:
	Trade payables, other payables and accrued expenses	$ 95	$ 55

	Other receivables	$ 14	$ 196

NOTE 15:- SUBSEQUENT EVENT

a.	On January 15, 2003, the Company established a wholly-owned subsidiary in India, Ceragon Networks (India) Private Limited.

b.	In April 2003, the Board of Directors adopted the 2003 Share Option Plan. This plan complies with recent changes in Israeli tax law with respect to stock options. It is also intended to be a “qualified plan” as defined by the U.S. Tax Code. The worldwide employees, directors and consultants are eligible to participate in this plan.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD. By: /s/ Shraga Katz —————————————— Name: Shraga Katz Title: President and Chief Executive Officer Date: May 25, 2003

CERTIFICATION

I, Shraga Katz, Chief Executive Officer of Ceragon Networks Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of Ceragon Networks Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 25, 2003 CERAGON NETWORKS LTD. By: /s/ Shraga Katz —————————————— Name: Shraga Katz Title: President and Chief Executive Officer

CERTIFICATION

I, Ran Oz, Chief Financial Officer of Ceragon Networks Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of Ceragon Networks Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 25, 2003 CERAGON NETWORKS LTD. By: /s/ Ran Oz —————————————— Name: Ran Oz Title: Chief Financial Officer

EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*

1.2	Articles of Association**

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among Ceragon, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)***

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

10.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation
Ceragon Networks (UK) Limited	England
Ceragon Networks SARL	France
Ceragon Networks Gmbh	Germany
Ceragon Networks (HK) Limited	Hong Kong
Ceragon Networks, S.A. de C.V	Mexico
Ceragon Networks, Inc.	New Jersey
Ceragon Networks do Brasil Limitada	Brazil
Ceragon Networks (India) Private Limited	India

Exhibit 10.1

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-54356) of our report dated, February 6, 2003, with respect to the consolidated financial statements of Ceragon Networks Ltd. included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel May 25, 2003	/s/ KOST FORER and GABBAY —————————————— KOST FORER and GABBAY A Member of Ernst & Young Global

Exhibit 10.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Ceragon Networks Ltd., (the “Company”) on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 25, 2003	/s/ SHRAGA KATZ —————————————— Name: Shraga Katz Title: President and Chief Executive Officer

Date: May 25, 2003	/s/ RAN OZ —————————————— Name: Ran Oz Title: Chief Financial Officer