Form 20-F
period 2003-12-31
CERAGON NETWORKS LTD
filed 2004-06-30
CIK 1119769

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  24,675,313 Ordinary Shares, NIS 0.01 par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☒  No  ☐
Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐   Item 18  ☒

- i -

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

Selected Financial Data

          The selected financial data of Ceragon Networks Ltd. and its consolidated subsidiaries (together, “Ceragon,” the “company” “we,” or “us”) set forth below is derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and cover each of the years in the five-year period ended December 31, 2003.  The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	1999	2000	2001	2002	2003

	Thousands

Consolidated Statement of Operations Data:
Revenues	$4,552	$29,197	$24,852	$18,394	$34,421
Cost of revenues	3,624	16,605	45,282	12,791	20,646

Gross profit (loss)	928	12,592	(20,430)	5,603	13,775
Operating expenses:

Research and development	5,000	9,904	12,967	9,143	8,946
Less: grants and participations	1,621	2,211	2,660	1,870	1,976

Research and development, net	3,379	7,693	10,307	7,273	6,970

Selling and marketing, net	2,560	8,790	11,924	9,130	9,437

General and administrative.	483	1,926	5,770	2,031	2,167
Amortization of deferred stock compensation (a)	1,758	9,529	6,431	2,974	1,354
Restructuring and non-recurring expenses (income), net	--	--	4,750	83	(704)
Total operating expenses	8,107	27,938	39,182	21,491	19,224

Operating loss	(7,252)	(15,346)	(59,612)	(15,888)	(5,449)
Financing income, net	(89)	2,470	2,769	1,528	1,159
Other financial expenses--non-cash charge relating to puttable warrant	--	--	--	--	(3,432)

Net loss	(7,341)	(12,876)	(56,843)	(14,360)	(7,722)
Dividend related to convertible preferred shares	--	(22,328)	--	--	--

	1999	2000	2001	2002	2003

Net loss attributable to ordinary shareholders	$(7,341)	$(35,204)	$(56,843)	$(14,360)	$(7,722)

Basic and diluted net loss per share	$(1.42)	$(3.06)	$(2.69)	$(0.64)	$(0.33)

Weighted average number of shares used in computing basic and diluted net loss per share	5,161,000	11,501,722	21,099,336	22,375,939	23,063,160

(a)          Amortization of deferred stock compensation relates to the following:

	1999	2000	2001	2002	2003

	Thousands

Cost of revenues	$73	$603	$400	$214	$109
Research and development expenses	470	3,408	2,248	958	400
Selling and marketing expenses	664	3,085	1,984	1,072	530

General and administrative expenses	551	2,433	1,799	730	315

Total amortization of deferred stock compensation	$1,758	$9,529	$6,431	$2,974	$1,354

          All outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	1999	2000	2001	2002	2003

	Thousands

Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$1,149	$80,320	$53,721	$43,173	$39,046
Working capital	3,365	104,558	55,361	30,386	30,481
Total assets	7,938	128,050	72,086	61,640	62,428
Total long term debt	1,173	1,025	1,511	1,825	2,451
Shareholders’ equity (deficit)	3,330	111,068	60,619	49,266	48,683

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

          Although we reported a profit in the first quarter of 2004, we have incurred operating and net losses in every fiscal year since our inception and we may continue to incur losses in the future.  We reported net losses of $7.3 million for 1999, $12.9 million for 2000, $56.8 million for 2001, $14.4 million for 2002 and $7.7 million for 2003.  As of December 31, 2003, our accumulated deficit was $126.0 million.  In order to meet expanding sales and operations requirements, our expenses may increase.  As a result, net cash outflows and operating net losses may continue for the near term.  If our sales do not increase or if our expenses increase at a greater pace than our revenues, continuing profitability may not be achieved.  We may not be able to sustain or increase profitability on a quarterly or annual basis.

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

Because of the continuing economic uncertainty in the global economy and continued tightening of global capital markets for telecommunications projects, the demand for our products and services may increase at a slower than anticipated rate.

          Due to the continuing global economic uncertainty, and the continued tightening of the capital markets for telecommunications projects, our business opportunities in the United States, Europe, Asia and other countries and geographic regions where we conduct business may increase at a slower than anticipated rate. To the extent that the economic uncertainty and the global tightening of the capital markets continue, the demand for our products and services may increase at a slower than anticipated rate in these countries and geographical regions. This could result in our customers delaying or canceling the purchase of our products, which could have a negative impact on our revenues.

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

If sufficient demand for our broadband wireless products does not develop, we will not be able to generate significant revenues and we may not be profitable on an annual basis.

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

          If our products do not address these factors in a manner which satisfies the requirements of prospective customers and end-users, the demand for our products may be adversely affected and we may not be able to generate significant revenues or operate profitably, despite our profitable first quarter of 2004.

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

          We are continuously seeking to develop new products and enhance our existing products to support additional frequency bands and higher transmission speeds subject to current budget constraints.  Developing new products and product enhancements requires significant capital expenditures and research and development resources and we are therefore being much more selective in these investments.  We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner.

We face intense competition from other broadband wireless equipment providers.  Our failure to compete effectively could hurt our sales.

          The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change.  Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business.  A number of  communications equipment suppliers, including Stratex Networks, Nera Telecommunications, Microwave Communications Division of Harris Corporation, NEC, Marconi, SIAE, Siemens AG, Alcatel, L.M. Ericsson, as well as several private companies currently in the startup stage, and a number of other companies have developed or are developing products that may compete with our products.

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

Competition and current market conditions have resulted in downward pressure on the prices for our products, which could result in decreased revenues.

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

The continuing global economic uncertainty has particularly affected telecommunications equipment manufacturers and service providers, and the demand for telecommunications equipment, such as ours, has diminished.

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

          We have significantly increased sales to customers in the cellular market to support wireless requirements for second and third generation cellular networks.  For sales in the cellular market, any delays by cellular providers in their second and third generation network deployment schedules could result in lower than expected revenues for us, since any such deployment schedule delays could result in delayed purchasing decisions by such customers.

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

          Any such revenue shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks and challenges of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws;

•	general economic and geopolitical conditions, including inflation and trade relationships; and

•	payment delays and uncertainties.

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

We are increasingly engaged in supplying turnkey solutions to our customers, often in developing nations, which are subject to extensive acceptance testing procedures.  Any loss of products and delay or failure in such acceptance tests would significantly affect our revenues and operating expenses.

          As we continue to expand our geographic footprint, we are increasingly engaged in supplying turnkey solutions for our customers, often in developing nations.  We act as prime contractor and equipment supplier for these projects and provide transportation, installation, testing, maintenance and various other services required for these projects.  We typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of rigorous acceptance tests.  If our products are damaged or stolen, or if the products do not pass the acceptance tests, the customer could refuse to pay us and we would incur substantial costs, including fees owed to our subcontractors, increased insurance premiums, transportation costs, and expenses related to manufacturing the products.  We would be unable to recognize any revenue generation from such projects in the event of such contingencies.  Moreover, in such a case, we may not be able to repossess the equipment, thus, suffering additional losses.

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

As of December 31, 2003, Yehuda and Zohar Zisapel, who are brothers that do not vote as a group and who do not have a voting agreement, beneficially own, directly or through entities they control, 24.5% of the outstanding ordinary shares.  As a result, these shareholders may control the outcome of various actions that require shareholder approval.  For example, they may be able to elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

          We do not believe that during 2003 we were a passive foreign investment company.  Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income.  If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.  These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

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

          Some of our executive officers and employees in Israel are obligated to perform up to approximately 36 days of military reserve duty annually, depending on their age and prior position in the army.  Additionally, they may be called to active duty at any time under emergency circumstances.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.  We believe that we have operated effectively given these requirements since we began operations.  Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

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

          A majority of our revenues are in dollars and Euro, while a portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in new Israeli shekels, or NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar and/or Euro or that the timing of this devaluation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations and would therefore have an adverse effect on our dollar-measured results of operations.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.  If we fail to satisfy these conditions, we may be required to refund grants previously received.

          We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel.  In 2001, 2002, and 2003 we received or accrued Chief Scientist grants totaling approximately $2.7 million, $1.9 million, and $2.0 million representing approximately 21%, 21%, and 22% respectively, of our total research and development expenditures in these periods.  To maintain our eligibility for these grants we must continue to meet several conditions under the grant programs, including paying royalties with respect to the grants received.  In addition, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using Chief Scientist grants.  In addition, if we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

          The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions.  If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

          The Investment Center of the Ministry of Industry, Trade and Labor has granted approved enterprise status to investment programs at our manufacturing facility in Tel Aviv.  When we begin to generate net income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis.  The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval.  If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.  The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

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

          Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition, of us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days’ notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger  (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

          The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company.  Similarly, an acquisition of shares must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company.  In any event, if as a result of an acquisition of shares, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.  The described restrictions could prevent or make more difficult an acquisition of Ceragon which could depress our share price.

          Also, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

ITEM 4.          INFORMATION ON THE COMPANY

History and Development of the Company

          We were incorporated under the laws of the state of Israel on July 23, 1996 as Giganet Ltd.  We changed our name to Ceragon Networks Ltd. on September 6, 2000, as part of the resolution of a dispute concerning the use of the word “Giganet.”  We operate under the Israeli Companies Law, 1999.  Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-645-5733.  Our world wide web address is www.ceragon.com.  Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 10 Forest Avenue, Paramus, New Jersey 07652.

          In the years ending December 31, 2003, 2002 and 2001, our capital expenditures, net of investment grants from the Government of Israel, were $0.4 million, $0.4 million and $2.3 million, respectively, and were spent primarily on production equipment and leasehold improvements.  These capital expenditures were financed by the proceeds from our initial public offering and our financings.  We have satisfied all bank loans.  We have no current commitments for capital expenditures.

Business Overview

          We design, develop, manufacture and sell high-capacity wireless network equipment for cellular operators, fixed operators and private networks and enterprises.  Our products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines.  Our products operate over most of the 6-38 GHz high-frequency bands, which are licensed by various countries in North America, Europe, Middle East, Africa, Latin America, and the Asia-Pacific region for use by the end customer.

          We primarily target fixed and mobile communications service providers and private networks and enterprises that require high capacity connectivity.  To date, our products have been commercially deployed in more than 50 countries by communications service providers, including local telephone companies and cellular telephone service operators, and large and medium corporate organizations.  Cellular operators use our products to connect their cell sites or switch locations and to provide backhaul.  Fixed operators use our products as an integral part of their high-capacity metropolitan ring and access networks.  Private networks and enterprise customers, which include universities, financial institutions, corporate campuses, governments, and hospitals, use our equipment for their internal data and telecommunications needs.  We sell our products through a direct sales force, systems integrators, distributors, resellers and original equipment manufacturers.

          In general, the telecommunications equipment business is seasonal to the extent that sales in the first quarter of each calendar year are typically lower than in other quarters.  Nevertheless, our historical results do not reflect such seasonality.

          Products

          Our product consists of a compact high-performance antenna, an outdoor unit, an indoor unit and our SNMP-based proprietary network management software.  The antenna transmits and receives microwave radio signals.  The outdoor unit controls the power transmission, converts IF signals to RF signals, and provides an interface between the antenna and the indoor unit.  The outdoor unit is enclosed in a compact weather-proof enclosure, which is fastened to the antenna.   The antenna is mounted on a pole which is typically mounted on a rooftop, poles or the side of a building.  The indoor unit is connected to the outdoor unit by a standard coaxial cable.  The indoor unit:

•	converts the transmission signals from digital to radio and vice versa;

•	processes and manages information transmitted to and from the outdoor unit;

•	aggregates multiple transmission signals; and

•	provides the physical interfaces to the wireline network.

          An antenna, an outdoor unit and an indoor unit comprise a terminal.  Two terminals are required to form a radio link, which may extend across a distance of 30 miles and more.  The specific distance depends upon the customer’s requirements, the modulation scheme chosen, the frequency utilized, the available line of sight, local rain patterns and antenna size.  Each link can be controlled by our network management software or can be interfaced to the management network system of the communications service provider.  We market our products under the name FibeAir™.  The FibeAir products utilize multiple modulation schemes, which increase the flexibility of our products by giving service providers the ability to choose between increased range or increased spectral efficiency.  The FibeAir family includes the following products:

          FibeAir 1500.  The FibeAir 1500 system provides 155 Mbps of transmission capacity for various communications protocols using 16 QAM modulation method.

          FibeAir 1528.  The FibeAir 1528 system provides 155 Mbps of transmission capacity in a more spectrally efficient manner for various communication protocols using 128 QAM modulation method.

          FibeAir 1500P.  The FibeAir 1500P system provides 100 to 622 Mbps of transmission capacity over a 28/50/56 MHz channel using single or dual independent, hot swappable carriers with optional cross-polar interference canceller (XPIC) mechanism.  Each carrier is equipped with a built-in software configurable modem, allowing 16, 32, 128 or 256 QAM modulation schemes for improved spectrum utilization.

          Network Management Protocol Software.  We support our products with a full suite of network management tools designed to be easily integrated with communications networks of service providers, which are branded as CeraView® and PolyView™.

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

•

Rapid Deployment and Time to Market.  Communications service providers can deploy our products and provide their business subscribers with broadband access within a matter of hours.  Our products are light-weight, compact and easy to install and maintain.  Our product set-up and configuration, including operating frequency channel, is determined by our proprietary management software.  This feature simplifies the installation process and reduces installation time.  Our products can be installed on rooftops, poles, or on the sides of buildings in a matter of hours, as compared to competing wireless products which may require days or weeks to deploy or fiber optic networks which may require months or years to deploy.  Rapid deployment enables service providers to roll out service to subscribers and generate revenues quickly.

•	Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world.

•

Variety of Frequency Bands.  Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range.  Regulators grant licenses to operate and provide communication services in various high frequency bands in each region.  The high-frequency bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area.  Our products operate in the 6, 7, 8, 11, 13, 15, 18, 23, 26, 28, 29, 31, 32 and 38 GHz high-frequency bands, the principal licensed high-frequency bands currently available for commercial use throughout the world.

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

•

Modular Architecture.  Our products contain plug-in hot swappable units that can easily be replaced or exchanged in the field.  Our modular product design enables us to standardize our manufacturing process cost efficiently and concurrently manufacture each product to satisfy the individual requirements of each service provider on an expedited basis.  It also enables service providers to easily adapt our products for use in different network environments.  For example, modularity enables service providers to easily change our products to support different communications protocols by simply replacing the relevant modular components.

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

•

Multiple Modulation Schemes.  The FibeAir product family utilizes multiple modulation schemes, including 16 QAM, 32 QAM, 128 QAM, and 256 QAM enabling broadband wireless service providers to choose between increased range, and increased spectral efficiency.

•

Add – Drop Multiplexer (ADM).  In 2002, we introduced the industry’s first fixed wireless SONET/SDH system with a built-in add-drop-multiplexer.  The integrated FibeAir solution relieves network operators of the need to install a stand alone ADM at each backbone connection.

          These benefits may be offset by the following disadvantages and limitations of our wireless solutions, which are common to competing wireless point-to-point telecommunications products.  Such disadvantages include:

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

•

Frequency Bands.  To operate our products, service providers must either have a license to operate and provide communications services in the optimal available transmission frequency, or acquire the right to do so from a licensee.  If a service provider is unable to secure such a license, it will not be able to operate and provide wireless communications services in the optimal transmission frequency.  This may deter a service provider from deploying a wireless network.

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

          Customers and Markets

          We began selling our products commercially during the second half of 1998.  Our products are currently used by more than 100 customers in over 50 countries.

          We generally have written purchase agreements with our major customers.  These agreements typically do not contain minimum purchase commitments.

          Our principal end-user customers are cellular operators, fixed operators, and private networks and enterprises, such as financial institutions, hospitals, universities, corporations and governments.  We currently focus on worldwide markets.  We target three principal applications for our products:

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

          The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

Region	2001	2002	2003

North America	38.30%	19.70%	26.90%
EMEA*	53.00%	63.00%	59.50%
Asia-Pacific and Latin America	8.70%	17.30%	13.60%

* Europe, Middle East, and Africa

          Distribution Channels

          In 2003, we sold our products through distributors, resellers, third party integrators and original equipment manufacturers.

                    Direct Sales

          We currently utilize a direct sales force to serve our worldwide customers.  Our direct sales force targets cellular and fixed operators, distributors and resellers.  Our direct sales force also helps us build long-term relationships with actual and potential purchasers and end-users,  whether they are direct customers or end-users.

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

Manufacturing and Assembly

          Our manufacturing operations consist of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping.  We conduct the majority of these operations at our facility in Tel Aviv.  We have a flexible assembly process that is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods.  We extensively test our products, both during and after the assembly process, using internally developed product assurance testing procedures.  The components for our products come primarily from the United States, Europe and Asia.  We currently do not have any difficulties with the supply of components, and except with respect to the explanations in “Risk Factors”, we do not anticipate any difficulties in the near future.

          In addition to our own manufacturing operations, we contract with third parties to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us.  Each of these third parties is owned and operated independently of us and does not exclusively provide services to Ceragon.  In 2001, we entered into an agreement with a manufacturer to assemble and test our indoor units for an initial two year term.  At the end of the initial two year term, this agreement automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term.  This agreement has not been terminated and has been automatically renewed in accordance with the terms thereof.  In 2004, we entered into an agreement with an additional third party to provide turnkey manufacturing services to supplement our manufacturing line for certain of our indoor units.  At the end of an initial two-year term, this agreement automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term.  We have also entered into two agreements with different third parties for the manufacture and testing of our outdoor units.  See “Item 5. Operating and Financial Review and Prospects”.

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

          We compete with a number of U.S. and international wireless equipment providers that vary in size and in the types of products and solutions they offer.  Our primary competitors are companies that offer point-to-point wireless network solutions, including Stratex Networks, Nera Telecommunications, Microwave Communications Division of Harris Corporation, NEC, Marconi, SIAE, Siemens AG, Alcatel, L.M. Ericsson, as well as several private companies currently in the startup stage, and a number of other companies have developed or are developing products that compete with ours.  We believe we compete principally on the basis of:

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

          We have registered trademarks for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union, and for the standard character mark Ceragon Networks in Canada.  We have registered trademarks for our design mark for FibeAir in the United States, Israel and the European Union.  We have applied for a trademark in the United States for the standard character mark FibeAir.  We also have registered trademarks for the standard character mark CeraView in the United States, Israel and the European Union.

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

                    Israeli Tax Considerations and Government Programs

          The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of the Israeli government programs benefiting us.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion.  The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

                    Tax Reform

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect.

          The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•

Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds , directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of our ordinary shares, see “Israeli Capital Gains Tax on Sales of Shares” below;

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

          Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an approved enterprise. The Investments Law will expire on October 30, 2004, unless its terms will be extended.  Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program.  The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise.  If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

          Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income.  However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. Tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

          A company owning an approved enterprise may elect to forego certain government grants extended to Approved Enterprise in return for an alternative package of benefits.  Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period.  Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for an additional benefits period of up to eight years.  The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed.  The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits.  This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders.  The dividend recipient is subject to withholdings of tax at the source by the company at the rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period.

          Subject to applicable provisions concerning income under the alternative package of benefits, all dividends paid by a company are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates.  Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends.  We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.  In the event that we pay a cash dividend from income that is derived from our Approved Enterprise and, thus, is tax exempt, we would be required to pay tax at the rate which would have been applicable had we not elected the alternative package of benefits (generally 10%-25%, as described above), and to withhold 15% at the source for the dividend recipient, on the amount distributed and the corporate tax thereon.

          The Investment Center bases its decision whether or not to approve an application, among other things, on the criteria in the Investments Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant.  Therefore, we cannot assure you that any of our applications will be approved.  In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investments Law and its regulations and the criteria in the specific certificate of approval, as described above.  If a company does not meet these conditions, in whole or in part, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

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

                    Grants under the Law for the Encouragement of Industrial Research and Development, 1984

          The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law.  Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the Office of the Chief Scientist’s program and with the provisions of the R&D Law.

          Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee.

          In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 3% to 3.5%, and as of 2004, the royalty rate is 3.5%.

          The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel, unless the Chief Scientist grants a special ruling allowing such foreign manufacture without increased royalties. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted.  For example, the increased royalty rate and repayment amount will be required in such cases.

          The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

          The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

          The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

                    Tax Benefits and Grants for Research and Development

          Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

          However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

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

          Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•

deduction over a three-year period of specified expenses incurred with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock exchange outside of Israel;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

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

                    Special Provisions Relating to Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  The features that are material to us can be described as follows:

•

When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation.  The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•

Taxable gains on certain traded securities, which are taxed at a reduced tax rate for individuals following the Tax Reform, are taxable at the Corporate Tax (currently 36%) rate in specified circumstances.

          However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

          The Israeli Income Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

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

Property, Plants and Equipment

          Our corporate headquarters and principal administrative, finance, sales and marketing, R&D, operations, and manufacturing departments are located at a leased facility of approximately 55,000 square feet in Tel Aviv, Israel.  The leases for this space are valid until May 2005, with options to renew for two additional one-year periods.

          In December 2000, we entered into a five-year lease for approximately 52,110 square feet in Tel Aviv.  In 2001, we entered into a two-year sublease of this space to an unrelated third party, which was amended in 2003 and extended in part until July 2004.  In 2003, we entered into an early termination agreement with the landlord pursuant to which we paid the landlord a cash amount of $731,660 and issued 64,654 restricted ordinary shares pursuant to a share issuance agreement in full settlement of any and all outstanding monies due and owing for early termination.  The early termination was effective as of December 15, 2003 and the landlord has assumed all obligations under the sublease.

          In the United States, we lease approximately 4,156 square feet in Paramus, New Jersey, for our North American headquarters, which is valid until September 2008. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015.  We also lease space for our local subsidiaries to conduct sales and marketing activities in France, Hong Kong, Brazil, Mexico, Singapore, and India.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that appear elsewhere in this annual report.  Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

          We design, develop, manufacture and sell high-capacity broadband wireless network equipment for cellular operators, fixed operators and private networks and enterprises.

          We were incorporated and commenced operations in July 1996.  We began selling our products in the second half of 1998.  Before that time, our operations consisted primarily of research and development.  Through December 2003, relatively few customers have accounted for a large percentage of our revenues.  We conduct our international sales and marketing activities through eight wholly-owned subsidiaries.

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

          Revenues.  We generate revenues from the sale of our products.  We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin Number 104.  We price our products on a per unit basis and primarily grant discounts based upon unit volumes.  We sell our products directly and through distribution channels worldwide.  In 2003, approximately 26.90% of our revenues were generated in North America, 59.50% were generated in Europe, Middle East, and Africa and 13.60% were generated in the Asia-Pacific and Latin American regions.  The company’s accounting policy complies with the revenue determination requirements in EITF 00-21, (which was issued during 2003), relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  The company considers the sale of equipment and its installation to be two separate accounting units of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation/acceptance, if any) to the period in which such installation occurs.

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

          Selling and Marketing Expenses.  Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions, and public relations and promotional materials.

          General and Administrative Expenses.  Our general and administrative expenses consist primarily of compensation and related costs for executive, finance and human resources personnel, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

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

          As a result of options granted through December 31, 2003, we were required to recognize under U.S. GAAP a total charge for amortization of deferred stock compensation of approximately $22.8 million.  As of December 31, 2003, we have a remaining balance of approximately $0.4 million, which we expect to recognize during the years of 2004 and 2005.

          Restructuring and Non-Recurring Expenses (Income), Net.  Restructuring and non-recurring expenses (income), net reflects income from the sales of raw materials to incidental customers, expenses in regard to an early termination of one of the lease obligations and income from the reversal of an excess allowance from last year’s restructuring and non-recurring expenses.

          Financial Income, Net.  Our financial income, net, consists primarily of interest earned on bank deposits, interest and investment income from various short-term and long-term financial instruments, and gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars.

          Other Financial Expenses—Non-Cash Charge Relating to Puttable Warrant.  In May 2003, the FASB issued FAS 150, which established standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liability and equity.  The company adopted FAS 150 and as a result recorded a non-cash charge—relating to a puttable warrant.

          Taxes.  Israeli companies are generally subject to income tax at the rate of 36% and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.  However, we benefit from preferential tax rates under the Law for the Encouragement of Capital Investments.  Commencing the first year in which we earn taxable income, our approved enterprise status entitles us to tax exemptions on the portion of our income derived from our approved enterprise for two years, and taxation at a rate of up to 25% for between five to eight years thereafter, depending on the percentage of our shares held by non-Israeli shareholders.  However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

Results of Operations

          The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%
Cost of revenues	182.2	69.6	60.0

Gross profit (loss)	(82.2)	30.4	40.0

Operating expenses
Research and development	52.2	49.7	26.0
Less: Grants and participations	10.7	10.2	5.7

Research and development, net	41.5	39.5	20.3
Selling and marketing, net	48.0	49.6	27.4
General and administrative	23.2	11.0	6.3
Amortization of deferred stock compensation (a)	25.9	16.2	3.9
Restructuring and non-recurring expenses (income), net	19.1	0.5	(2.0)

Total operating expenses	157.7	116.8	55.8

Operating loss	(239.9)	(86.4)	(15.8)
Financial income, net	11.2	8.3	3.4
Other financial expenses--non-cash charge relating to puttable warrant	--	--	(10.0)

Net loss	(228.7)%	(78.1)%	(22.4)%

(a) Amortization of deferred stock compensation relates to the following:

	2001	2002	2003

Cost of revenues	1.6%	1.2%	0.3%
Research and development expenses	9.0%	5.2%	1.2%
Selling and marketing expenses	8.0%	5.8%	1.5%
General and administrative expenses	7.2%	4.0%	0.9%

Total amortization of deferred stock compensation	25.9%	16.2%	3.9%

Years Ended December 31, 2002 and 2003

          Revenues.  Revenues increased from $18.4 million for the year ended December 31, 2002 to $34.4 million for the year ended December 31, 2003, an increase of $16.0 million, or 87.1%.  Quarterly revenues increased sequentially during 2003 from $7.0 million in the first quarter to $10.2 million in the fourth quarter.  This increase was attributable primarily to increased sales to fixed and cellular operators and private networks and to customers in diversified geographic markets.

          Cost of Revenues.  Cost of revenues increased from $12.8 million for the year ended December 31, 2002 to  $20.6 million for the year ended December 31, 2003, an increase of $7.8 million, or 61.4%.  This increase was attributable primarily to increased materials consumed in connection with our increased revenues.

          Gross profit (loss) as a percentage of revenues increased from 30.4% for the year ended December 31, 2002 to 40.1% for the year ended December 31, 2003.  This increase was attributable primarily to increased revenues while maintaining stable fixed costs.

          Research and Development Expenses, Net.  Our gross research and development expenses decreased from $9.1 million for the year ended December 31, 2002 to $8.9 million for the year ended December 31, 2003, a decrease of $0.2 million, or 2.1%.  Our net research and development expenses decreased from $7.3 million for the year ended December 31, 2002 to $7.0 million for the year ended December 31, 2003, or 4.1%.  The decrease in our gross research and development expenses was attributable primarily to a decrease in material purchases, subcontractor expenses, and research and development equipment depreciation.  This decrease was partially offset by an increase of payroll expenses.  During the year ended December 31, 2003, we recognized $2.0 million in research and development grants from the Office of the Chief Scientist, compared to $1.9 million during the year ended December 31, 2002.

          Selling and Marketing Expenses, Net.  Selling and marketing expenses, net increased from $9.1 million for the year ended December 31, 2002 to $9.4 million for the year ended December 31, 2003, an increase of $0.3 million, or 3.4%.  This increase was attributable primarily to an increase in payroll expenses.

          General and Administrative Expenses.  General and administrative expenses increased nominally from $2.0 million for the year ended December 31, 2002 to $2.2 million for the year ended December 31, 2003, an increase of $0.2 million, or 6.7%.  This increase was attributable primarily to an increase in payroll expenses and professional and consulting services.

          Amortization of Deferred Stock Compensation.  Amortization of deferred stock compensation decreased from $3.0 million for the year ended December 31, 2002 to $1.4 million for the year ended December 31, 2003, a decrease of $1.6 million, or 54.5%.  This decrease was attributable primarily to an accelerated amortization method used for the non-cash compensation expenses, which were mainly generated in previous years.  Amortization of deferred stock compensation includes non-cash compensation expenses related to the cost of revenues of $0.2 million for the year ended December 31, 2002 and $0.1 million for the year ended December 31, 2003; to research and development expenses of $1.0 million for the year ended December 31, 2002 and $0.4 million for the year ended December 31, 2003; to selling and marketing expenses of $1.1 million for the year ended December 31, 2002 and $0.5 million for the year ended December 31, 2003; and to general and administrative expenses of $0.7 million for the year ending December 31, 2003 and $0.3 million for the year ending December 31, 2002.

          Restructuring and Non-Recurring Expenses (Income), Net.  Restructuring and non-recurring expenses (income), net increased from $0.1 million for the year ended December 31, 2002 to $(0.7) million for the year ended December 31, 2003. The increase was attributable primarily to a decrease in expenses in regard to an early termination of one of the lease obligations and income from the reversal of an excess allowance from last year’s restructuring and non-recurring expenses. This increase was partially offset by a decrease in income from the sales of raw materials to incidental customers.

          Financial Income, Net.  Financial income, net decreased from $1.5 million for the year ended December 31, 2002 to $1.2 million for the year ended December 31, 2003, a decrease of $0.3 million or 20.0%.  This decrease was attributable primarily to the decrease of the interest on marketable securities and on bank deposits.

          Other Financial Expenses—Non-Cash Charge Relating to Puttable Warrant.  In May 2003, the FASB issued FAS 150, which established standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liability and equity.

          The adoption of FAS 150 resulted in the company recording a puttable warrant, exercised by a supplier in 2003, at fair value.

          During 2003, the company recognized a non-cash charge in the financial statements totaling $3.4 million resulting from a change in the fair value of this puttable warrant.

          Net Loss.  Net loss decreased from $14.4 million for the year ended December 31, 2002 to $7.7 million for the year ended December 31, 2003, a decrease of $6.7 million, or 46.5%.

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

          Amortization of Deferred Stock Compensation.  Amortization of deferred stock compensation decreased from $6.4 million for the year ended December 31, 2001 to $3.0 million for the year ended December 31, 2002, a decrease of $3.4 million.  Amortization of deferred stock compensation includes non-cash compensation expenses related to the cost of revenues of $0.4 million for the year ended December 31, 2001 and $0.2 million for the year ended December 31, 2002; to research and development expenses of $2.2 million for the year ended December 31, 2001 and $1.0 million for the year ended December 31, 2002; to selling and marketing expenses of $2.0 million for the year ended December 31, 2001 and $1.1 million for the year ended December 31, 2002; and to general and administrative expenses of $1.8 million for the year ending December 31, 2001 and $0.7 million for the year ending December 31, 2002.

          Restructuring and Non-Recurring Expenses, Net.  Restructuring and non-recurring expenses, net decreased from $4.8 million for the year ended December 31, 2001 to $83 thousand for the year ended December 31, 2002.  Non-recurring expenses, net for the year ended December 31, 2001 relate to a plan of restructuring approved by the board in 2001 in light of the global economic slowdown.  Non-recurring expenses, net for the year ended December 31, 2002 reflects a non-recurring expense reserve of $1.1 million related to an early termination of a secondary lease obligation with an unrelated party, that we decided to pursue in 2002.  It also reflects non-recurring income of $1.0 million related to the sale of raw materials to incidental customers.

          Financial Income, Net.  Financial income, net decreased from $2.8 million for the year ended December 31, 2001 to $1.5 million for the year ended December 31, 2002, a decrease of $1.3 million, or 46.4%.  This decrease was attributable primarily to a decrease in our average cash balance throughout the year.

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

          The following table presents information about the rate of inflation in Israel and the rate of devaluation of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %

1999	1.3	(0.1)
2000	0.0	(2.7)
2001	1.4	9.3
2002	6.5	7.3
2003	(1.9)	(7.6)

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

Effects of Government Regulations and Location on the Company’s Business

          For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview - Conditions in Israel” and the Risks Relating to our Location in Israel in Item 3, above.

Liquidity and Capital Resources

          Since our inception, we have financed our operations primarily through private placements of convertible debentures and preferred shares, royalty-bearing grants from the Chief Scientist, borrowing from a related party, and from proceeds of our initial public offering on the Nasdaq National Market in August 2000.  Through December 31, 2000, we raised $97.8 million in the initial public offering and an additional $35.2 million from three private placements all of which in the aggregate amount to a total of $133.0 million.  We did not raise any capital during the fiscal years 2002 and 2003. Through December 31, 2003, we received a total of approximately $12.9 million from the Chief Scientist.  Prior to fiscal year 2000, we borrowed approximately $1.2 million from a related party, which we repaid in August 2000 from the initial public offering proceeds.

          As of December 31, 2003, we had approximately $39.0 million in cash and cash equivalents, short and long-term bank deposits, and short and long-term marketable securities.

          In February 2000, the company received a line of credit from a bank in the amount of $6,000 for a period of 36 months.  As of December 31, 2003, the line of credit has not been utilized.  In consideration for the line of credit, the company registered a floating charge on all of its assets in favor of the bank.  Subsequent to the balance sheet date, the bank cancelled the floating charge.

          Net cash used in operating activities was approximately $24.1 million for the year ended December 31, 2001, $10.0 million for the year ended December 31, 2002 and $4.9 million for the year ended December 31, 2003.  The decrease in 2003 in net cash used in operating activities was primarily attributable to increased revenues and cash control efforts which were implemented as part of the company’s expense reduction initiatives.

          Net cash provided by (used in) investing activities was $(39.5) million for the year ended December 31, 2001, $8.2 million for the year ended December 31, 2002, and $6.4 million for the year ended December 31, 2003.

          Net cash provided by (used in) financing activities was $(37) thousand for the year ended December 31, 2001,  $33 thousand for the year ended December 31, 2002, and $1.2 million for the year ended December 31, 2003.

          As of December 31, 2003, our principal commitments consisted of $2.3 million for obligations outstanding under non-cancelable operating leases and $10.8 million of royalties payable to the Government of Israel on revenues from product sales. We are also committed to pay royalties to a subcontractor for the development of a component and its integration into one of our products.  The royalty rate on royalties payable to this subcontractor decreases on an annual basis, at the rate of 4%, 3% and 2% of our revenues for the first, second and third years of revenues, respectively, and 1% of our revenues for the fourth to seventh years of revenues.  This is the sixth year we have received revenues as of December 31, 2003 and we currently pay royalties to this subcontractor at a rate of 1% of our collected revenue for a specific product.

          In 2001, we entered into agreements with 2 suppliers pursuant to which the Company was initially  committed to purchase certain products.  The initial minimum purchase commitments under these agreements were approximately $27 million.

          In 2002, we entered into a supplementary arrangement with one of these suppliers in which all minimum purchase commitments of the prior agreement were mutually rescinded.  As a further part of this arrangement, we issued a puttable warrant to this supplier to purchase an aggregate of seven hundred thousand (700,000) restricted Ordinary Shares with a par value of NIS 0.01 with an exercise price per Ordinary Share of US$0.003, subject to standard adjustments, with a cash conversion alternative (instead of the exercise for shares) for eight hundred seventy five thousand U.S. dollars (US$875,000).

          Beginning as of April 30, 2003 and expiring on October 31, 2004, the puttable warrant was exercisable for cash (in whole but not in part) payable in 6 equal monthly payments of $145,833.33.  Beginning as of September 30, 2003, the puttable warrant was exercisable (in whole but not in part) together with a cash payment of $0.003 per share, or by a cashless exercise purchase, for 700,000 restricted Ordinary Shares.  Resale of Ordinary Shares by the supplier issued upon exercise of the puttable warrant were subject to Rule 144 under the Securities Act of 1933, as amended.  The puttable warrant was exercised by a cashless exercise into 699,624 shares in 2003 and the supplier subsequently sold the shares.

          With regard to the other supplier, in 2003, we entered into a supplementary arrangement whereby we agreed to mutually rescind all prior minimum purchase commitments.  We further agreed to purchase a minimum of approximately $3 million of products in 2003 for use in the ordinary course of business, together with certain raw materials and work in process.  All minimum commitments have been satisfied with this supplier and there are no further minimum purchase commitments with either of these suppliers.

          In October 2003, we entered into an early termination agreement with a landlord of a secondary property leased in 2000, pursuant to which we paid the landlord a cash amount of $731,660and issued 64,654 restricted ordinary shares pursuant to a share issuance agreement, in full settlement of any and all outstanding monies due and owing for early termination.  The early termination was effective as of December 15, 2003.

          Our cash investments are comprised of the following: 19% consist of short term, highly liquid investments with original maturities of less than three months, and 39% consist of short term deposits and marketable securities with original maturities of up to 1 year, with a minimum average credit rating of at least A1/P1.  The remaining balance of our assets are invested in corporate debt securities and in bank deposits with maturities of up to 3 years, carrying a minimum rating of AA-/AA3.  All of these investments are in US dollars.

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

          Our research and development activities are conducted at our facilities in Tel Aviv, Israel.  As of December 31, 2003, our research and development staff consisted of 81employees.  Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.  Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution.  Our extensive protocol knowledge and expertise has resulted in highly optimized solutions for various communications protocols.

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

          As a result of these strategic decisions, our revenues from cellular operators increased from $1.1 million in 2001 to $12.3 million in 2003.  In addition, in 2003 our revenues increased sequentially quarter by quarter, together with our gross margins.  Our revenues from fixed operators have also increased during this period.  We have seen pressure on our resale prices in light of increased competition, together with an enhanced focus by our customers on reducing their capital expenditures.  Such price pressure may have an impact on our results of operations.

          Moreover, due to continued uncertainty in the global telecommunications markets, we can not be certain that we will be able to continue to penetrate cellular and fixed operators at these levels.  We also cannot be certain that the level of sequential quarterly revenue growth will continue.

          As we continue to expand our geographic footprint, we are increasingly engaged in supplying turnkey solutions for our customers, often in developing nations.  We act as prime contractor and equipment supplier for these projects and provide transportation, installation, testing, maintenance and various other services required for these projects.  We typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of rigorous acceptance tests.  If our products are damaged or stolen, or if the products do not pass the acceptance tests, the customer could refuse to pay us and we would incur substantial costs, including fees owed to our subcontractors, increased insurance premiums, transportation costs, and expenses related to manufacturing the products.  We would be unable to recognize any revenue generation from such projects in the event of such contingencies.  Moreover, in such a case, we may not be able to repossess the equipment, thus, suffering additional losses.

Off Balance Sheet Arrangements

          We have no off balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Operating Lease Obligations	$2,294,000	$1,314,000	$556,000	$178,000	$246,000
Purchase Obligations	$13,990,000	$13,800,000	$190,000	0	0
Total	$16,284,000	$15,114,000	$746,000	$178,000	$246,000

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

          Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;
•	Provision for doubtful accounts; and
•	Inventory valuation

                    Revenue recognition.  We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.  When a right of return exists, we defer revenues until the right of return expires.  When no right of return exists or once such right of return expires our sales are final and the only option in the event of a non-conformity of products with the warranty is repair or replacement of the non-conforming products.  In contracts for which acceptance procedures are required by the customer, we defer recognition of such revenues until receiving the acceptance confirmation from the customer.  Our typical product warranty is between 18 to 36 months at no extra charge.  We accrue for other allowances based on our historical experience.

                    Provision for doubtful accounts.  We perform regular credit evaluations of our customers’ financial condition.  Allowance for doubtful accounts is computed for specific debts, the collectibility of which is doubtful, based on the company’s experience.  In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

MANAGEMENT

          The following table lists our current directors and executive officers:

Name	Age	Position

Zohar Zisapel	55	Chairman of the Board of Directors
Shraga Katz	51	Chief Executive Officer, President and Director
Ran Oz	37	Chief Financial Officer
Shlomo Tenenberg	49	Executive Vice President, Worldwide Marketing and Sales
Gil Feingold	44	Executive Vice President, Worldwide Operations
Udi Gordon	37	Vice President, Research and Development
Sharon Ganot	35	Vice President, Human Resources
Mitchell C. Shelowitz	38	General Counsel and Corporate Secretary
David Ackerman	47	President of our U.S. subsidiary
Yael Langer	39	Director
Zohar Gilon	56	Director
Shmuel Levy	50	Director
Joseph Atsmon	54	Director

          Zohar Zisapel has served as the chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as a director of RIT Technologies Ltd., Verisity Ltd., and several other private companies, and as chairman of RADVision Ltd. and RADCOM Ltd.  Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense.  Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

          Shraga Katz, our founder, has served as our president and chief executive officer since July 1996.  From April 1979 to April 1996, Mr. Katz served in the electronic research and development department in the Israeli Ministry of Defense.  From April 1993 to April 1996, Mr. Katz served as the head of that department.  Mr. Katz received a B.Sc. in electrical engineering and electronics from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

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

          Shlomo Tenenberg has served as our executive vice president of worldwide marketing and sales since October 2002.  From July 1998 until October 2002, he served as our vice president of marketing and sales.  From March 1994 to July 1998, Mr. Tenenberg served as the vice president of Nexus Telocation Systems Ltd.  From October 1989 until March 1994, Mr. Tenenberg was the marketing manager at ECI Telecom Ltd.  Mr. Tenenberg received a B.Sc. in electrical engineering and electronics from Ben Gurion University and an M.B.A. from Tel Aviv University.

          Gil Feingold has served as our executive vice president of worldwide operations since October 2002.  From March 1998 until October 2002, he served as our vice president of operations.  From March 1992 to March 1998, Mr. Feingold held logistics management and engineering positions with Madge Networks Ltd. and Lannet Data Communications Ltd.  From October 1986 to March 1992, Mr. Feingold served as production engineer manager of Motorola Communications Israel.  Mr. Feingold received a B.Sc. in industrial engineering from the Tel Aviv University and an M.B.A. from Bar Ilan University.

          Udi Gordon has served as our vice president of research and development since July 2003.  From 1997 until June 2003, he served as a senior manager in our research and development department.  From 1990 until 1997, Mr. Gordon served in the electronic research and development department in the Israeli Ministry of Defense.  Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude), and a Master’s degree in management science from Bar-Ilan University.

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

          Zohar Gilon has served as a director of our company since June 1999.  Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin.  Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd., since September 1995, and Silicom Ltd. from 1995 until 2003.  Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange.  Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.  Mr. Gilon is one of our external directors under Israeli law and is one of our independent directors under Nasdaq rules.

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

          Joseph Atsmon has served as a director since July 2001. He currently serves as a director of Nice Ltd., a position he has held since July 2001.   From April 2001 until October 2002, he served as Chairman of Discretix Ltd.  From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development.  Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology.  Mr. Atsmon is one of our independent directors under Nasdaq rules and is our audit committee financial expert.

Compensation of Directors and Executive Officers

          The following table presents all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2003.  The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and executive officers as a group, consisting of thirteen persons	$ 910,000	$ 160,000

          As of December 31, 2003, our directors and executive officers as a group, consisting of thirteen persons, held options to purchase an aggregate of 2,750,700 ordinary shares.  All our officers work full time.

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

          Terms of Directors

          Our articles of association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting.  Each of these directors holds office until the next annual general meeting of the shareholders.  Our external directors, as further described below, each serve a three year term.

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

          As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq National Market we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq National Market applicable to listed companies and the Israeli Companies Law, 5759-1999 (the “Companies Law”) applicable to Israeli companies.  Under Nasdaq National Market Rules, we are required to appoint three independent directors and, under the Israeli Companies Law, we are required to appoint two external directors.

          Independent Directors

          The independence standard under Nasdaq rules excludes, among others, any person who is a current or former employee of a company or its affiliates as well as the immediate family members of an executive officer of a company or its affiliates.  Messrs. Zohar Gilon, Shmuel Levy, and Joseph Atsmon currently serve as our independent directors.

          External Directors

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.  A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by this controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

          The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

          No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

          A company may not engage an external director as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an external director.

          Election of External Directors

          External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for an additional three years.  External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court (if they cease to meet the statutory qualifications with respect to their appointment, or if they violate their duty of loyalty to the company). Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which is required to include all external directors.  Zohar Gilon and Shmuel Levy were appointed in 2001 as our external directors.  They were reappointed in March 2004 and their terms will expire in March 2007.

          Audit Committee

                    Nasdaq Requirements

          Under Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert.  The responsibilities of the audit committee under Nasdaq rules include evaluating the independence of a company’s outside auditors.  Currently, Messrs. Zohar Gilon, Shmuel Levy, and Joseph Atsmon serve on our audit committee, each of whom has been determined by the board to be independent.  Mr. Atsmon is the audit committee financial expert.

                    Companies Law Requirements

          Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

          The role of the audit committee is to identify irregularities in the management of the company’s business and to examine accounting, reporting, and financial control practices, in consultation with the internal auditor and the company’s independent accountants, suggest appropriate courses of action to amend such irregularities, and to exercise the powers of the board of directors with respect to such practices.  In addition, the approval of the audit committee is required under the Companies Law to effect certain related-party transactions.

          The composition of our audit committee satisfies both the Nasdaq National Market Rules and the Companies Law requirements.

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

          Share Incentive Committee

          Our share incentive committee, which consists of Zohar Zisapel and Shraga Katz, administers our key employee share incentive plan and our 2003 share option plan, and makes recommendations to our board of directors regarding issuances of options under the 2003 share option plan.

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

Approval of Specified Related Party Transactions under Israeli Law

          Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

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

          Each person listed in the table under “--Directors and Senior Management” above is considered an office holder under the Companies Law.

                    Disclosure of Personal Interests of an Office Holder

          The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.  If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

          Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

          If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest.  If a majority of the board of directors has a personal interest, then shareholder approval is also required.

                    Disclosure of Personal Interests of a Controlling Shareholder

          Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that:

•

at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy or written ballot), vote in favor of the election; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than exceed one percent of the aggregate voting rights in the company.

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

          Exculpation, Insurance and Indemnification of Directors and Officers

          Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care, provided that the articles of association allow it to do so.  Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

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

          Mergers and Acquisitions under Israeli Law

          The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company.

          The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company.  This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company.  In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it.  However, the remaining minority shareholders may seek to alter the consideration by court order.

          Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such stock-for-stock swap.

Employees

          As of December 31, 2003, we had 208 employees worldwide, of whom 81 were employed in research and development, 60 in sales and marketing, 15 in management and administration and 52 in operations.  Of these employees, 174 were based in Israel, 13 were based in the United States, 10 were based in Europe, 5 were based in Latin America, and 6 were based in Asia-Pacific.  We have employment agreements with all of our employees.

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

Share Ownership

          The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of December 31, 2003.  The percentage of outstanding ordinary shares is based on 24,675,313 ordinary shares outstanding as of December 31, 2003.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares

Zohar Zisapel	3,205,220	13.0%
Shraga Katz	1,018,032	4.1%
All of directors and executive officers as a group, Consisting of thirteen people(1)	4,863,114	19.7%

(1)

Each of these directors and executive officers individually beneficially owns less than 1% of the outstanding shares, except Messrs. Zohar Zisapel and Shraga Katz.  These holdings do not include 816,250 ordinary shares held by Tamar Technologies L.P., a venture capital fund for which our director Zohar Gilon is a General Partner and Managing Director.

Stock Option Plans

          Key Employee Share Incentive Plan

          In August 1996, we adopted our key employee share incentive plan.  We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan.  Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan.  The share incentive committee of our board of directors administers the plan.  No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders.  The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2003:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

4,136,671	4,136,671	$ 2.54

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

          This restriction does not apply to employees that are not subject to the Israeli Tax Ordinance.  In addition, pursuant to an amendment to the plan, based upon a tax ruling by the Israeli Tax Authority, option holders that are subject to the Israeli Tax Ordinance have the ability to exercise vested options prior to the conclusion of the two year period as long as:

•	all shares arising out of the employee’s exercise of options are sold immediately upon exercise to an unrelated third party; and

•	the employee exercising the options pays to the Israel Tax Authority a 50% tax on the net revenue resulting from the exercise of options and the sale of shares.

                    Termination and Amendment

          Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

          Affiliate Employees Option Plan

          In May 1997, we adopted our affiliate employees option plan.  We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan.  This plan has terms that are substantially identical to the terms of the key employee share incentive plan.  The option committee of our board of directors administers the plan.  Our employees, directors and consultants are eligible to participate in the plan.  No options may be granted to any person serving on the option committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders.  The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2003:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

829,950	829,950	$ 5.17

          In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the key employee share incentive plan and the affiliate options employees plan for grants pursuant to the 2003 share option plan.

          The 2003 Share Option Plan

          In September 2003, our shareholders approved and adopted our 2003 share option plan.   This plan complies with recent changes in Israeli tax law with respect to stock options.  It is also intended to be a “qualified plan” as defined by the U.S. Tax Code. Our worldwide employees, directors and consultants are eligible to participate in this plan.  This plan has been approved by the Israeli Tax Authority as is required by applicable law.

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

4,872,379	1,515,500	$ 4.15

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The following table sets forth stock ownership information as of December 31, 2003 (unless otherwise noted below) with respect to:

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

          Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,205,220	13.0%
Yehuda Zisapel (2)	2,838,000	11.5%
Kern Capital Management, LLC(3)	3,392,800	13.7%
HarbourVest International Private Equity Partners III - Direct Fund, L.P.(4)	1,409,175	5.7%

(1)	Based on 24,675,313 Ordinary Shares issued and outstanding as of December 31, 2003.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.
(3)

These holdings are derived from information furnished to the Company by this shareholder as of March 31, 2004.  Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036.  This shareholder was not a major shareholder during the periods covered by any prior Form 20-F annual reports filed by the Company.

(4)

The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC.  The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A.  The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P.  Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

As of June 2, 2004, 77.4% of our ordinary shares were held in the United States and 68 record holders were in the United States.

Related Party Transactions

The RAD-BYNET Group of Companies

          Yehuda Zisapel is a principal shareholder and Zohar Zisapel is our chairman of the board of directors and a principal shareholder of our company.  They are brothers that do not vote as a group and do not have a voting agreement who, as of December 31, 2003, together control 24.5% of our company.  Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding and pharmaceutical companies:

AB-NET Communications Ltd.	Modules Inc.	RAD-OP Inc.
Axerra Networks Inc.	RADCOM Ltd.	RADView Software Ltd.
BYNET Data Communications Ltd.	RAD Data Communications Ltd. and its subsidiaries	RADVision Ltd.
BYNET Electronics Ltd.	RADWARE Ltd.
BYNET SEMECH (Outsourcing) Ltd.	SILICOM Ltd.	RADWIN Ltd.
BYNET Systems Applications Ltd.	SANRAD Inc.	RIT Technologies Ltd.
	RAD-Bynet Properties and Services (1981) Ltd.	WISAIR Inc.

          The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

          Mr. Gilon, our director, also serves as a director of other companies in the RAD-BYNET group, including RADCOM Ltd., and RIT Technologies Ltd.  Mr. Ackerman, the president of our U.S. subsidiary, founded and served in the past as President of DORNET Systems, a U.S. distributor for some companies in the RAD-BYNET group.  Mr. Ackerman also served in the past as the vice president of North American sales of RIT Technologies.

          In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products.  Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

          Members of the RAD-BYNET group provide us on an as-needed basis with finance, legal, management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services.  The aggregate amount of these expenses was approximately $175 thousand in 2003.

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

Lease Arrangements

          We lease our office space for our current headquarters and principal administrative, finance, marketing and sales operations from most real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility is approximately 51,500 square feet in size.  The lease for this facility is valid until May 2005, with options to renew for two additional one-year periods.  We also lease additional space in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel.  Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 4,156 square feet in size.  The lease for this facility is valid until September 2008.  The aggregate amount of rent and maintenance expenses related to these properties was approximately $0.9 million in 2003.

Supply Arrangement

          We purchase components from RAD Data Communications Ltd. and other members of the RAD-BYNET group which we integrate into our products.  The aggregate purchase price of these components was approximately $300 thousand for the year ended December 31, 2003.

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

Export Sales

          In 2003, 93% of our sales were to customers located outside of Israel.

Legal Proceedings

          We are not a party to any material legal proceedings, nor have there been any material legal proceedings in which any of our directors, members of senior management, or affiliates is either a party adverse to us or has a material interest adverse to us.  There are no material legal or governmental proceedings which we know to be pending against us.

Dividends

          We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future, except for the share dividend that was paid as a result of a 250-for-1 share recapitalization that took place immediately prior to our initial public offering.  We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

          No significant change to Ceragon’s financial condition has occurred since the date of the annual financial statements included herein.

Corporate Tax Rate

          Israeli companies are generally subject to income tax at the rate of 36% and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.  However, a program at our manufacturing facility in Tel Aviv has been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959.  We are entitled to a reduction in the normally applicable tax rate for income generated from this program.  Additionally, an investment program at our former Jerusalem facility had been granted approved enterprise status.  Although we closed the Jerusalem facility during 2001, we received approval to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility later in 2001.  Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment is eligible for the following tax benefits commencing in the first year in which it generates taxable income:

Year after we begin generating taxable income	Tax benefit

1-2	Tax-exempt
3-7	Corporate tax of up to 25%
8-10	Corporate tax of up to 25% if more than 25% of our shares are held by non-Israeli investors

          We have derived, and expect to continue to derive, a substantial portion of our revenues from our approved enterprise program.  The benefits available to an approved enterprise program are described above.  These benefits are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.  Because we have not generated taxable income, the period of tax benefits for our existing approved enterprise program has not yet commenced.  After we begin to report taxable income and exhaust any net operating loss carry-forwards, these benefits should result in recognized income from the approved enterprise being tax exempt or taxed at a lower rate for a specified period.  However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

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

          As of December 31, 2003, our net operating loss carry-forwards for Israeli income tax purposes amounted to approximately $74 million.  Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income.  We have provided a valuation allowance for the full amount of the tax benefit derived from these loss carry-forwards due to our history of operating losses and the uncertainty as to when these benefits will be utilized.  Deferred taxes in respect of other temporary differences are immaterial.

          As of December 31, 2003, the net operating loss carry-forwards of our New Jersey subsidiary for U.S. tax purposes amounted to approximately $6.5 million.  These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire during the years 2019 to 2023.

Government Grants

          Our research and development efforts have been financed through internal resources and grants from the Chief Scientist.  Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development plan are eligible for grants of up to 50% of the research and development expenditures if they meet certain criteria.

          For the years ended December 31, 2002 and 2003, the Chief Scientist provided grants for research and development expenditures of approximately $1.9 million and $2.0 million, representing 21% and 22% of our total research and development expenses in each of these respective periods.  We expect that the Chief Scientist grants will be maintained at the same approximate percentage of our total research and development expenses in the short term.

          Our total obligation for royalties to the Chief Scientist for grants received or accrued plus interest, net of royalties paid, or accrued, amounted to approximately $10.8 million as of December 31, 2003.

          For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

Royalties paid or accrued

(In thousands)
Year ended December 31, 2001	$778
Year ended December 31, 2002	$613
Year ended December 31, 2003	$1,165

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

          In addition, we submitted a marketing plan that was approved in May 2000.  Under this program, we received grants totaling $180 thousand in 2001.  In respect of this grant, we are required to pay a royalty at the rate of 4% of the total increase in export sales, up to the total amount of the grant received, commencing on January 1, 2003.  As of December 31, 2003, we were obligated to repay a total of $180 thousand to the Government of Israel for grants received from the marketing fund.

ITEM 9:          THE OFFER AND LISTING

          Our ordinary shares are listed on the Nasdaq National Market since August 4, 2000.

          The table below sets forth for the periods indicated the high and low last reported prices of the ordinary shares as reported on Nasdaq since August 4, 2000.

	Ordinary Shares

	High	Low

Year Ending December 31, 2000:	32.00	10.63

Year Ending December 31, 2001:	19.31	1.92

Year Ending December 31, 2002:

First Quarter	4.55	2.80
Second Quarter	3.00	1.50
Third Quarter	1.63	1.00
Fourth Quarter	1.39	0.91

Year Ending December 31, 2003:

First Quarter	1.56	1.02
Second Quarter	3.15	1.44
Third Quarter	5.26	2.67
Fourth Quarter	7.47	4.72

Most Recent Six Months:
December	7.47	4.72
January	8.69	7.24
February	7.40	6.04
March	7.03	5.93
April	7.48	6.08
May	5.98	4.80

          As of June 25, 2004, the last reported price of one of our ordinary shares on the Nasdaq National Market was $5.39.

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

          This summary is based on the current provisions of tax law and, except for the foregoing, does not anticipate any possible changes in law, whether by legislative, regulatory, administrative or judicial action.  Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares.

Israeli Capital Gains Tax on Sales of Shares

          Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise . The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.   Capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, are taxed at a rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the tax rate of 25% will apply to a proportionate part of the gain in accordance with the holding periods of the asset, before and after January 1, 2003, on a linear basis.

          Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as us), or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the tax reform); (ii) the sale of shares by dealers in securities; or (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals).  The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          In December 2003, regulations promulgated pursuant to the tax reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii)  shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock market outside of Israel, the market price determined at the close of the trading day preceding the day of sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

          Under the convention between the United States and Israel concerning taxes on income, as amended (the “U.S.-Israel Tax Treaty”), generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who holds the ordinary shares as a capital asset; and

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

          However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions.  In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

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

	Dividends not generated by an approved enterprise

Dividends generated by an approved enterprise	U.S. company holding 10% or more of our issued voting power	Other non-resident

15%	12.5%	25%

Israeli Foreign Exchange Regulations

          We are permitted to pay in Israeli and non-Israeli currency:

•	dividends to holders of our ordinary shares; and

•	any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

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

          If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way.  Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

•	the three previous years; or

•	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

          Although we do not believe that we were a PFIC in 2003, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2004 or in a subsequent year.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.    U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

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

          We are exposed to financial market risk associated with changes in foreign currency exchange rates.  The majority of our revenue and expenses are transacted in U.S. dollars.  A portion of our expenses and revenues, however, are denominated in New Israeli Shekels, Euros, British pounds, and other foreign currencies.  During 2003, in order to protect against the volatility of future cash flows caused by changes in foreign currency exchange rates, we used forward contracts to hedge material amounts.  As of year end, the outstanding balance of these forward contracts was immaterial.

          We invest in investment grade U.S. corporate and government bonds and dollar deposits with banks.  Since these investments typically carry fixed interest rates and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

          As of December 31, 2003, we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

          As of December 31, 2003, approximately 58% of the net offering proceeds from our initial public offering were invested in short term investments.  The remaining 42% of the net offering proceeds were invested in long term investments.  During fiscal year 2003, we used $0.4 million of the net offering proceeds on capital expenditures, including manufacturing equipment, research equipment and leasehold improvements.

ITEM 15.          CONTROLS AND PROCEDURES

          (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely.  Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d –15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective.  Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company’s reports.

          (b) There have been no significant changes in Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof.  Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16.          [RESERVED]

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

          The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert.

ITEM 16B.       CODE OF ETHICS

          In November 2003, the Company’s board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller.  A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).

ITEM 16C.       PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Auditors

          The following table sets forth, for each of the years indicated, the fees paid to our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,

	2002		2003

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$35,000	87.5%	$52,500	47%
Audit-related(2)	---	---	---	---
Tax (3)	$5,000	12.5%	$60,000	53%
Other (4)	---	---	---	---
Total	$40,000	100%	$112,500	100%

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)

Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning, and advice.

(4)	Other fees include services related to consulting services provided to two of our subsidiaries.

Policies and Procedures

          Our Audit Committee has adopted a policy and procedures for approval of audit and non-audit services rendered by our independent auditors, Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global.  The policy requires the Audit Committee’s approval of the scope of the engagement of our independent auditor.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

          The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-31hereof.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CERAGON NETWORKS LTD.

          We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Ceragon Networks Ltd. as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 31, 2002, expressed an unqualified option on those statements.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel January 29, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ceragon Networks Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States.

Luboshitz Kasierer Arthur Andersen

Tel-Aviv, Israel
January 31, 2002

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,

	Note	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,688	$7,307
Short-term bank deposits		10,853	10,556
Marketable securities	3	11,743	4,861
Trade receivables (net of allowance for doubtful accounts of $ 500 at December 31, 2002 and 2003)		4,329	5,056
Other accounts receivable and prepaid expenses	4	1,268	2,892
Inventories	5	8,054	11,103

Total current assets		40,935	41,775

LONG-TERM INVESTMENTS:
Long-term bank deposits		4,214	1,473
Long-term marketable securities	3	11,675	14,849
Severance pay fund		1,200	1,664

Total long-term investments		17,089	17,986

PROPERTY AND EQUIPMENT, NET	6	3,616	2,667

Total assets		$61,640	$62,428

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,

	Note	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$5,744	$5,662
Deferred revenues		647	1,188
Other accounts payable and accrued expenses	7	4,158	4,444

Total current liabilities		10,549	11,294

ACCRUED SEVERANCE PAY		1,825	2,451

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS’ EQUITY:	9
Share capital
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2002 and 2003; Issued and outstanding: 22,578,346 and 24,675,313 shares at December 31, 2002 and 2003, respectively		56	61
Additional paid-in capital		169,286	175,043
Deferred stock compensation		(1,772)	(395)
Accumulated deficit		(118,304)	(126,026)

Total shareholders’ equity		49,266	48,683

Total liabilities and shareholders’ equity		$61,640	$62,428

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,

	Note	2001	2002	2003

Revenues	12	$24,852	$18,394	$34,421
Cost of revenues		45,282	12,791	20,646

Gross profit (loss)		(20,430)	5,603	13,775

Operating expenses:
Research and development		12,967	9,143	8,946
Less - grants and participations		2,660	1,870	1,976

Research and development, net		10,307	7,273	6,970
Selling and marketing, net	8a(2)	11,924	9,130	9,437
General and administrative		5,770	2,031	2,167
Amortization of deferred stock compensation (a)		6,431	2,974	1,354
Restructuring and Non-recurring expenses (income), net	11	4,750	83	(704)

Total operating expenses		39,182	21,491	19,224

Operating loss		(59,612)	(15,888)	(5,449)
Financial income, net	13	2,769	1,528	1,159
Other financial expenses – Non - cash charge relating to a puttable warrant	2u, 9c	-	-	(3,432)

Net loss		$(56,843)	$(14,360)	$(7,722)

Basic and diluted net loss per share		$(2.69)	$(0.64)	$(0.33)

Weighted average number of shares used in computing basic and diluted net loss per share		21,099,336	22,375,939	23,063,160

(a) Amortization of deferred stock compensation relates to the following:

Cost of revenues		$400	$214	$109
Research and development expenses, net		2,248	958	400
Selling and marketing expenses, net		1,984	1,072	530
General and administrative expenses		1,799	730	315

Total amortization of deferred stock compensation		$6,431	$2,974	$1,354

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2001	$52	$170,348	$(12,231)	$(47,101)	$111,068

Exercise of stock options	4	-	-	-	4
Reversal of deferred stock compensation related to forfeited options	-	(952)	952	-	-
Additional IPO expenses	-	(41)	-	-	(41)
Amortization of deferred stock compensation	-	-	6,431	-	6,431
Net loss	-	-	-	(56,843)	(56,843)

Balance as of December 31, 2001	56	169,355	(4,848)	(103,944)	60,619

Exercise of stock options	*) -	33	-	-	33
Reversal of deferred stock compensation related to forfeited options	-	(102)	102	-	-
Amortization of deferred stock compensation	-	-	2,974	-	2,974
Net loss	-	-	-	(14,360)	(14,360)

Balance as of December 31, 2002	56	169,286	(1,772)	(118,304)	49,266

Issuance of restricted shares to a lessor, net	*) -	314	-	-	314
Stock based compensation related to warrants granted to consultants	-	7	-	-	7
Exercise of a puttable warrant to supplier	2	4,305	-	-	4,307
Exercise of employee stock options	3	1,154	-	-	1,157
Reversal of deferred stock compensation related to forfeited options	-	(23)	23	-	-
Amortization of deferred stock compensation	-	-	1,354	-	1,354
Net loss	-	-	-	(7,722)	(7,722)

Balance as of December 31, 2003	$61	$175,043	$(395)	$(126,026)	$48,683

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(56,843)	$(14,360)	$(7,722)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	2,015	1,737	1,306
Amortization of deferred stock compensation	6,431	2,974	1,354
Stock based compensation related to warrants granted to consultants	-	-	7
Other financial expense - non - cash charge relating to a puttable warrant	-	-	3,432
Loss (gain) from sales and impairment of property and equipment	2,018	26	(34)
Accrued severance pay, net	77	44	162
Accrued interest on short-term bank deposits	(410)	165	85
Accrued interest on long-term bank deposits	-	(136)	127
Interest accrued and amortization of premium on held to maturity marketable securities	(192)	306	(142)
Decrease (increase) in trade receivables	9,883	(1,507)	(727)
Decrease (increase) in other accounts receivable and prepaid expenses	3,291	875	(1,624)
Decrease (increase) in inventories	14,813	(677)	(3,049)
Increase (decrease) in trade payables	(6,581)	704	163
Increase in deferred revenues	-	647	541
Increase (decrease) in other accounts payable and accrued expenses	1,422	(758)	1,230

Net cash used in operating activities	(24,076)	(9,960)	(4,891)

Cash flows from investing activities:
Purchase of property and equipment	(3,177)	(343)	(413)
Proceeds from sales of property and equipment	223	57	90
Short-term bank deposits, net	(16,075)	15,723	4,290
Investment in long-term bank deposits	-	(4,078)	(1,464)
Investment in held to maturity marketable securities	(20,501)	(26,594)	(11,205)
Proceeds from sales and maturities of held to maturity marketable securities	-	23,429	15,055

Net cash provided by (used in) investing activities	(39,530)	8,194	6,353

Cash flows from financing activities:
Proceeds from exercise of stock options	4	33	1,157
Payment of additional IPO expenses	(41)	-	-

Net cash provided by (used in) financing activities	(37)	33	1,157

Increase (decrease) in cash and cash equivalents	(63,643)	(1,733)	2,619
Cash and cash equivalents at the beginning of the year	70,064	6,421	4,688

Cash and cash equivalents at the end of the year	$6,421	$4,688	$7,307

Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$-	$10	$9

Supplemental disclosure of non-cash investing and financing activities:
Issuance of restricted shares to lessor	$-	$-	$314

Exercise of a puttable warrant	$-	$-	$4,307

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

Ceragon Networks Ltd. (the “Company”) is an Israeli corporation which is engaged in one business segment - developing, manufacturing and marketing high capacity broadband wireless network equipment.

The Company has eight wholly owned subsidiaries in the U.S., in the United Kingdom, France, Germany, Hong Kong, Mexico, India and Brazil. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers in Europe, Middle East, Africa, South America, Asia and the U.S.

As to principal markets and major customers, see Note 12.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

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

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions, including profits from inter company sales not yet realized outside the Company, have been eliminated upon consolidation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	d.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

	e.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 2.25%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 1.83%. The long-term bank deposits are presented at their cost, including accrued interest.

	f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Management determines the appropriate classification of its investments in marketable debt securities and commercial papers at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

During the years ended December 31, 2002 and 2003, all securities covered by SFAS No. 115 were designated by the Company’s management as held-to-maturity.

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

	g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and for market prices lower than cost. In 2001, the Company wrote off approximately $ 26,900 of excess inventory, which has been included in cost of revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials, parts and supplies - using the moving average cost method with the addition of allocable indirect manufacturing costs.

Work-in-progress and finished products - recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

	h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	Over the term of the lease

i.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

j.	Income taxes:

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Revenue recognition:

The Company generates revenues from selling its products indirectly through systems integrators, distributors, resellers and Original Equipment Manufacturers and directly to end-users.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is reasonably assured. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenues until the right of return expires.

When sale arrangement includes customer acceptance provision with respect to products, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied, or when the acceptance provision has lapsed.

The Company considers all arrangements with payment terms extending beyond its policy for ordinary course of credit, not to be fixed or determinable. If the fee is not fixed or determinable, revenues are recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

Revenue from certain arrangements may include multiple elements, post delivery installation services and sale of products, within a single contract. The Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

During 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, “Revenue Arrangement with Multiple Deliverables” (“EITF 00-21”). The provisions of EITF 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, including, how to determine whether an arrangements involving multiple deliverables contains more than one unit of accounting.

The Company considers the sale of equipment and its installation to be two separate accounting units of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation/ acceptance, if any) to the period in which such installation occurs.

Deferred revenues include amounts received from customers but not recognized as revenues.

	l.	Research and development costs:

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Royalty-bearing grants:

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

	n.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 552, $ 163 and $ 62, respectively.

	o.	Concentrations of credit risk:

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

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe, Middle East, Asia-Pacific and Latin America. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and by a specific and general reserve. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The Company insures certain customers through the Israel Foreign Trade Insurance Company.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market value of the underlying share on the date of grant, compensation expense is recognized and amortized over the vesting period.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Under SFAS No.123, pro forma information regarding net loss and net loss per share is required and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No.123. The fair value for these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 1.75%, 1.88% and 2.00%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 110% for 2001, 68% for 2002 and 60% for 2003, and weighted average expected life of the options of 2.5 years.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2001	2002	2003

Net loss as reported	$(56,843)	$(14,360)	$(7,722)

Add - stock based compensation expenses determined under APB 25	6,431	2,974	1,354
Deduct - stock-based compensation expenses determined under fair value method for all awards	(12,293)	(7,128)	(4,442)

Pro forma net loss	$(62,705)	$(18,514)	$(10,810)

Pro forma basic and diluted net loss per share	$(2.97)	$(0.83)	$(0.47)

Basic and diluted loss per share, as reported	$(2.69)	$(0.64)	$(0.33)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of these options at the measurement date.

	q.	Severance pay:

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $ 654, $ 484 and $ 714, respectively.

	r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturities of such instruments.

The fair value for marketable securities is based on quoted market prices and does not differ significantly from the carrying amount. (See also Note 3).

	s.	Warranty costs:

The Company generally offers a 18 to 36 months warranty period for its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. For products sold, the Company provides a basic limited warranty, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Basic and diluted net loss per share:

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

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share were 5,728,854, 5,923,106 and 5,419,906 for the years ended December 31, 2001, 2002 and 2003, respectively.

	u.	Adoption of SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) :

In May 2003, the FASB issued FAS 150 which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FAS 150 (see also Note 9c) and as a result recorded a financial expense – non - cash charge – relating to a puttable warrant in an amount of $ 3,432.

	v.	Impact of recently issued accounting standard:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The consolidation requirements apply to holder entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect that the adoption of FIN 46 will have a material impact on its financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,

	2002				2003

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Held-to-maturity:
U.S. Government and agencies debts	$4,522	$2	$(14)	$4,510	$6,598	$5	$(42)	$6,561
Corporate debentures	13,777	68	(100)	13,745	13,112	52	(142)	13,022
Commercial papers	5,119	1	-	5,120	-	-	-	-

	$23,418	$71	$(114)	$23,375	$19,710	$57	$(184)	$19,583

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2003 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2004 (short-term marketable securities)	$4,861	$4,825
2005	12,763	12,671
2006	2,086	2,087

	$19,710	$19,583

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2003

Government authorities	$586	$1,089
Prepaid expenses	369	470
Other receivables related to sales of raw material	88	656
Others	225	677

	$1,268	$2,892

NOTE 5:-	INVENTORIES

	December 31,

	2002	2003

Raw materials, parts and supplies	$1,530	$2,330
Work in progress	3,655	4,920
Finished products	2,869	3,853

	$8,054	$11,103

NOTE 6:-	PROPERTY AND EQUIPMENT

Composition of assets grouped by major classifications are as follows:

	December 31,

	2002	2003

Cost:
Computers, manufacturing and peripheral equipment	$5,955	$6,184
Office furniture and equipment	1,887	1,934
Leasehold improvements	528	558

	8,370	8,676

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	3,579	4,422
Office furniture and equipment	1,044	1,404
Leasehold improvements	131	183

	4,754	6,009

Depreciated cost	$3,616	$2,667

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were $ 2,015, $ 1,737 and $ 1,306, respectively.

As for pledges on assets, see Note 8d.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2003

Employees and payroll accruals	$1,363	$1,326
Accrued non-recurring expenses	1,261	245
Accrued expenses	964	1,647
Provision for warranty costs	530	530
Advances form customer	-	670
Other	40	26

	$4,158	$4,444

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Royalties:

1.

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $ 12,852 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2003, the Company has paid or accrued royalties to the OCS in the amount of $ 3,581. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $ 10,805.

2.

According to a Marketing plan, which was approved in May 2000, the Company is committed to pay royalties to the Fund for the Encouragement of Marketing activities of the Government of Israel at a rate of 4% of the increase in export sales up to the total dollar-linked amount of the grant received during the year ended December 31, 2001 2002 and 2003, in the amount of $ 180, 0 and 0, respectively. The royalties are payable commencing from the end of the second year of implementation of the plan, which is January 1, 2003. The Company’s total obligation for royalties in respect of government participation received or accrued, net of royalties paid or accrued, amounted to $ 180 as of December 31, 2003 and is recorded in the Company’s books.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.

The Company is committed to pay royalties to a subcontractor for a component’s development and its integration into certain of the Company’s products. Royalties will be paid at the rates of 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. The first year of  such revenues was 1998. As of December 31, 2003, the Company is in its sixth year of revenues under the abovementioned plan. The royalties are calculated as a rate of specific sales collection of a specific product.

Royalties to the subcontractor amounted to $ 556, $ 92 and $ 90 in the years ended December 31, 2001, 2002 and 2003 and is recorded in the Company’s books, respectively.

	b.	Lease commitments:

The Company and its subsidiaries lease their offices and vehicles under various lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2003, are as follows:

	Year ended December 31,

	Facilities	Vehicles	Total

2004	$946	$368	$1,314
2005	376	42	418
2006	63	16	79
2007	59	-	59
2008 and thereafter	424	-	424

	$1,868	$426	$2,294

Facilities lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 1,433, $ 1,323 and $ 963, respectively.

Vehicles lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 560, $ 610 and $ 520, respectively.

c.	Agreements with suppliers:

In 2001, the Company entered into agreements with two suppliers pursuant to which the Company was initially committed to purchase certain products from these suppliers.

In 2002, the Company entered into a supplementary arrangement with one of these suppliers in which all minimum purchase commitments of the prior agreement were mutually rescinded (see also Note 11a).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

With regard to the other supplier, in 2003, the Company entered into a supplementary arrangement whereby all prior minimum purchase commitments were mutually rescinded. The Company has further agreed to purchase a minimum of approximately $ 3,000 of products in 2003 for use in the ordinary course of the business, together with certain raw materials and work in process. There are no further minimum purchase commitments with either of these suppliers.

	d.	Charges and guarantees

In February 2000, the Company received a line of credit from a bank in the amount of $ 6,000 for a period of 36 months. As of December 31, 2003, the line of credit has not been utilized. In consideration for the line of credit, the Company registered a floating charge on all of its assets in favor of the bank. Subsequent to the balance sheet date, the bank cancelled the floating charge.

As of December 31, 2003, the Company provided bank guarantees for an aggregate amount of $ 3,577 with respect to rent and commitments to its customers.

NOTE 9:-	SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on NASDAQ National Market.

	a.	General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, to share in excess upon liquidation of the Company, and to receive dividends, if declared.

	b.	Stock options plans:

1.

Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 affiliate employees Stock Option Plan (the “Plans”), and the 2003 Share Option Plan options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

As of December 31, 2002, the Company ceased granting options under the Plans in light of the adoption of the 2003 Share Option Plan, although options granted under the Plans before December 31, 2002, are still valid, subject to the Plans.

2.

Pursuant to the Plans, the Company reserved for issuance 9,839,000 Ordinary shares. As of December 31, 2003, 865 Ordinary shares of the Company are still available for future grant under the plans. Any options, which are canceled or forfeited before expiration, become available for future grants.

	3.	The options vest primarily over three to five years. The options expire five to ten years from the date of grant.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31,

	2001			2002		2003

	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	5,600,500		$2.55	5,728,854	$2.77	6,305,533	$2.59
Granted	2,355,900		$2.35	1,270,950	$1.39	1,528,307	$3.66
Exercised	(1,647,675)	$	*) -	(413,150)	$0.03	(1,210,189)	$0.96
Forfeited	(579,871)		$6.68	(281,121)	$4.60	(141,530)	$3.09

Outstanding at end of year	5,728,854		$2.77	6,305,533	$2.59	6,482,121	$3.14

Options exercisable at end of year	1,389,949		$2.37	2,360,880	$2.87	2,786,030	$3.45

Weighted average fair value of options granted during the year, at their grant date			$2.35		$0.65		$1.45

*) Lower than $ 0.01

Since the Initial Public Offering in August 2000, the exercise price of the options is equal to the market value of the Ordinary shares on the date the option is granted, for all grants.

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable

*)	1,169,100	5.70	*) -	952,900	*) -
$1.02 - 1.50	1,081,250	8.67	$1.34	195,849	$1.36
$1.92 -4.09	3,311,271	8.23	$2.87	1,021,924	$2.63
$4.50 - 8.18	382,250	7.55	$7.47	200,525	$8.17
$11.00 - 11.75	421,500	6.94	$11.58	324,984	$11.60
$12.94 - 17.00	116,750	6.64	$14.18	89,848	$13.91

	6,482,121	7.72	$3.14	2,786,030	$3.45

*) Lower than $ 0.01.

Where the Company has recorded deferred stock compensation for options, which were granted before the Initial Public Offering in August 2000, with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 6,431, $ 2,974 and $ 1,354 were recognized during the years ended December 31, 2001, 2002 and 2003, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Warrant to a supplier:

On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers, according to which, the Company issued a warrant to the supplier to purchase an aggregate of 700,000 Ordinary shares of the Company at an exercise price per Ordinary share of $ 0.003, with a cash settlement alternative (instead of the exercise for shares) for $ 875 (see also Note 11a). Commencing April 30, 2003 and expiring on October 31, 2004, the warrant may have been exercised for cash (in whole but not in part) payable in 6 equal monthly payments (hereinafter – “Puttable Warrant”). Commencing September 30, 2003, the Puttable Warrant may have been exercised (in whole but not in part) together with a cash payment of $ 0.003 per share, or by a cashless exercise, for 700,000 restricted Ordinary shares.

The Company recorded the carrying amount of the Puttable Warrant at inception as a liability of  $ 875. The adoption of FAS 150 (see also Note 2u) resulted with the Company measuring the Puttable Warrant at fair value.

During November 2003, the supplier exercised the warrant by a cashless exercise into 699,624 Ordinary shares. Accordingly the Company reclassified the fair value of the Puttable Warrant at the date of exercise from a liability to equity. During 2003 the Company recognized a non-cash charge in the financial statements totaling $ 3,432.

	d.	Issuance of restricted shares to a lessor:

See Note 11a(3).

	e.	Options issued to consultants:

During 2002 and 2003, the Company granted 64,500 and 2,907 options to consultants, respectively, which vest over 0.5 to 4 years and expire no later than 10 years from the date of grant.

The Company had accounted for its options to consultants under the fair value method of SFAS No.123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2002 and 2003: risk-free interest rates of 1.88% and 2.00%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 68% and 60% for 2002 and 2003, respectively, and a weighted-average contractual life of the options of 10 years, respectively. Compensation expenses have not been recorded in the consolidated financial statements in 2002, due to the insignificant amount of total compensation. During 2003, the Company recorded compensation expenses in the amount of $ 7.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

f.	Warrants to subcontractor:

In 1998, 122,500 warrants were granted to a subcontractor for certain research and development services rendered. The warrants have an exercise price of less than $ 0.01 per share and expire in 2011. The fair value of the warrants at the date of grant was $ 227 and was charged to research and development expense. During 2003, these warrants were exercised.

g.	Dividends:

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2003, the accumulated deficit of the Company does not include any tax-exempt profits earned by the Company’s “Approved Enterprise”.

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

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company and its Israeli subsidiary currently qualify as an “industrial company” under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes

Measurement of taxable income:

Commencing with taxable year 2003, the Company has elected to measure its results for Israeli tax purposed on the basis of amounts denominated in US dollars. This election obligates the Company for three years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

Israeli tax reform:

On July 24, 2002, Amendment 132 to Israel’s Income Tax Ordinance (“the Amendment”) was approved by Israel’s parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax upon all income of Israel residents, individuals and corporations, regardless the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,

	2002	2003

Deferred tax assets (liabilities):
U.S. net operating loss carryforward	$1,942	$2,266
Reserve and allowances	(26)	(27)

Total net deferred tax asset before valuation allowance	1,916	2,239
Valuation allowance	(1,916)	(2,239)

Net deferred tax asset	$-	$-

As of December 31, 2003, the Company’s subsidiary has provided valuation allowances of approximately $ 2,239 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. The net change in the valuation allowance in the year 2003, amounted to $ 323. Management currently believes that since the Company’s subsidiary has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Loss before taxes is comprised as follows:

	Year ended December 31,

	2001	2002	2003

Domestic	$(48,514)	$(12,545)	$(3,240)
Foreign	(8,329)	(1,815)	(1,050)

	$(56,843)	$(14,360)	$(4,290)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

Net operating loss carryforwards:

The Company has accumulated losses for Israel income tax purposes as of December 31, 2003, in the amount of approximately $ 74,000. These losses may be carryforward and offset against taxable income in the future for an indefinite period.

As of December 31, 2003, Ceragon Inc. had U.S. federal net operating loss carryforwards of approximately $ 6,500, that can be carried forward and offset against taxable income and expire during the years 2019 to 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

NOTE 11:-	RESTRUCTURING AND NON-RECURRING EXPENSES (INCOME), NET

	a.	Restructuring and Non-recurring expenses:

1)

In the second quarter of 2001, the Board of Directors approved a restructuring plan to reduce operating expenses. Actions taken by the Company included a reduction in headcount and a closing of a secondary manufacturing facility. The Company recorded a restructuring charge of approximately $ 4,750.

		2)	Issuance of warrant to a supplier:

On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers. In accordance therewith, the Company is obligated, among other things, to pay the amount of $ 150, and to issue a warrant to purchase 700,000 Ordinary shares of the Company (see also Note 9c).

The restructuring charges recorded in 2001 included the abovementioned agreement and, therefore, $ 1,055 was utilized in 2002 from the remaining non-recurring allowance.

3)

In 2002, the Company decided to pursue an early termination or modification of one of its secondary lease obligations with an unrelated party. In connection with this, the Company reserved expenses that could result from such early lease termination or modification.

The Company accounts for these expenses according to EITF 88-10, “Costs Associated with Lease Modification or Termination”. During 2002, the Company recorded non-recurring expenses related to the lease obligation in an approximate amount of $ 1,125.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RESTRUCTURING AND NON-RECURRING EXPENSES (INCOME), NET (Cont.)

In October 2003, the Company signed an early termination agreement. According to the early termination agreement, the Company shall pay the landlord approximately $ 730 at three equal installments, and issued 64,654 restricted Ordinary shares of the Company of NIS 0.01 par value each at an aggregate value of $ 314. The early termination was effective as of December 15, 2003. As of December 31, 2003, all of the shares were issued and accrued an amount of $ 245 remained on account of the last installment (paid subsequent to the balance sheet date).

In 2003, no additional charges were recorded in respect to the early termination agreement and the remaining non-recurring income relates to the reversal of an excess allowance from past years restructuring and non-recurring expenses.

	b.	Non-recurring income:

Non-recurring income is related to sales of raw material to incidental customers in 2002 and 2003. The net profit from such sales during the years ended December 31, 2002 and 2003, amounted to $ 1,042 and $ 226, respectively. Since these transactions do not reflect the ordinary course of business of the Company, it was classified as non-recurring income.

	c.	The components of the restructuring and non-recurring expenses (income) for the years ended December 31, 2001, 2002 and 2003, are as follows:

	Year ended December 31,

	2001	2002	2003

Restructuring and Non-recurring expenses	$4,750	$1,125	$-
Non-recurring income	-	(1,042)	(704)

Restructuring and Non-recurring expenses (income), net	$4,750	$83	$(704)

NOTE 12:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”,(“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003:

	Year ended December 31,

	2001	2002	2003

Revenues from sales to unaffiliated customers:

North America	$9,519	$3,630	$9,263
Europe, Middle East and Africa	13,169	11,571	20,480
Asia-Pacific and Latin America	2,164	3,193	4,678

	$24,852	$18,394	$34,421

Long-lived assets, by geographic areas:

Israel	$4,754	$3,334	$2,465
United States	95	48	30
Other	244	234	172

	$5,093	$3,616	$2,667

Major customer data as a percentage of total revenues:

	Year ended December 31,

	2001	2002	2003

	%

Customer A	-	-	10
Customer B	*) -	13	*) -
Customer C	-	14	*) -
Customer D	30	*) -	-
Customer E	*) -	10	*) -
Customer F	-	*) -	10

*) Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATION DATA

Financial income, net:

	Year ended December 31,

	2001	2002	2003

Financial income:
Interest on marketable securities	$694	$711	$544
Interest on bank deposits	2,148	760	549
Foreign currency translation differences	178	363	504
Other	-	85	22

	3,020	1,919	1,619

Financial expenses:
Interest in respect of bank credit and bank commissions	91	115	82
Foreign currency translation differences	122	241	378
Other	38	35	-

	251	391	460

	$2,769	$1,528	$1,159

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is a director and principal shareholder of the Company. They are brothers who, as of December 31, 2002 and 2003, jointly own 25.3% and 24.5%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group

Members of the RAD-BYNET group provide the Company on an as-needed basis with finance, legal, management information systems, marketing, and administrative services, and the Company reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 175 and $ 170 in 2002 and 2003, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company leases its office space for its current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The lease for this facility will expire in May 2005. The Company also leases additional space in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel. Additionally, the Company leased the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 1.1 million and $ 0.9 million in 2002 and 2003, respectively.

The Company purchases components from other members of the RAD-BYNET group that it integrates into its products. The aggregate purchase price of these components was approximately $ 300 thousand for the year ended December 31, 2003.

Transactions with related party:

	Year ended December 31,

	2001	2002	2003

Cost of sales	$1,564	$617	$643

Research and development expenses	$822	$476	$427

Selling and marketing expenses	$394	$246	$440

General and administrative expenses	$214	$119	$90

Non-recurring	$47	$-	$-

Balances with related parties:

	December 31,

	2002	2003

Trade payables, other payables and accrued expenses	$55	$128

Other receivables	$196	$180

Trade receivables	$-	$120

- - - - - - - - - - - - - - - - - - -

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By:	/s/ Shraga Katz

Name:	Shraga Katz

Title:	President and
Chief Executive Officer

Date:	June 30, 2004

CERTIFICATION

I, Shraga Katz, certify that:

1.	I have reviewed this annual report on Form 20-F of Ceragon Networks Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors:

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 30, 2004

CERAGON NETWORKS LTD.

By: /s/	Shraga Katz

Name: Shraga Katz
Title: President and Chief Executive Officer

CERTIFICATION

I, Ran Oz, certify that:

1.	I have reviewed this annual report on Form 20-F of Ceragon Networks Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors:

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 30, 2004

CERAGON NETWORKS LTD.

By:	/s/ Ran Oz

Name: Ran Oz
Title: Chief Financial Officer

EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*

1.2	Articles of Association**

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among Ceragon, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)***

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

10.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibit 3.1 in connection with the Ceragon’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

** Previously filed as exhibit 3.2 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

*** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation

Ceragon Networks (UK) Limited	England
Ceragon Networks SARL	France
Ceragon Networks Gmbh	Germany
Ceragon Networks (HK) Limited	Hong Kong
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks, Inc.	New Jersey
Ceragon Networks do Brasil Limitada	Brazil
Ceragon Networks (India) Private Limited	India

Exhibit 10.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-54356) pertaining to the Key Employee share Incentive Plan and Affiliate Employees Option Plan of Ceragon Networks Ltd. of our report dated January 29, 2004, with respect to the consolidated financial statements of Ceragon Networks Ltd. Included in the Annual Report (Form 20-F) for the year ended December 31, 2003.

Tel-Aviv, Israel	KOST, FORER GABBAY and KASIERER
June 29, 2004	A Member of Ernst & Young Global

Exhibit 10.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Ceragon Networks Ltd., (the “Company”) on Form 20-F for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2004		/s/	SHRAGA KATZ

	Name:	Shraga Katz
	Title:	President and Chief Executive Officer

Date: June 30, 2004		/s/	RAN OZ

	Name:	Ran Oz
	Title:	Chief Financial Officer