Form 20-F
period 2004-12-31
CERAGON NETWORKS LTD
filed 2005-06-09
CIK 1119769

As filed with the Securities and Exchange Commission on June 9, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,853,421 Ordinary Shares, NIS 0.01 par value.

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

Item 17 ☐ Item 18 ☒

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

—	references to "Ceragon," the "Company," "us," "we" and "our" refer to Ceragon Networks Ltd. (the "Registrant"), an Israeli company, and its consolidated subsidiaries;

—	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

—	references to "dollars," U.S. dollar" or "$" are to United States Dollars;

—	references to "shekels" or "NIS" are to New Israeli Shekels, the Israeli currency;

—	references to the "Companies Law" are to Israeli's Companies Law, 5759-1999; and

—	references to the "SEC" are to the United States Securities and Exchange Commission.

Cautionary Statement Regarding Forward-Looking Statements

        This annual report includes certain statements that are intended to be, and are hereby identified as, “forward looking statements” for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our company, including, among other things:

—	our strategy

—	market demand and acceptance of our products and technology

—	projected capital expenditures and liquidity

—	development of new products

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control

—	our suppliers

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

Selected Financial Data

        The selected financial data set forth in the following table are derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and cover each of the years in the five-year period ended December 31, 2004. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations	2000	2001	2002	2003	2004
Data:	(In thousands, except share and per share data)

Revenues	$29,197	$24,852	$18,394	$34,421	$54,831
Cost of revenues	16,605	45,282	12,791	20,646	32,191

Gross profit (loss)	12,592	(20,430)	5,603	13,775	22,640

Operating expenses:

Research and development	9,904	12,967	9,143	8,946	9,686
Less: grants and participations	2,211	2,660	1,870	1,976	2,293

Research and development, net	7,693	10,307	7,273	6,970	7,393

Selling and marketing	8,790	11,924	9,130	9,437	11,645

General and administrative	1,926	5,770	2,031	2,167	2,429
Amortization of deferred stock
compensation (a)	9,529	6,431	2,974	1,354	374
Restructuring and non-recurring
expenses (income), net	–	4,750	83	(704)	–

Total operating expenses	27,938	39,182	21,491	19,224	21,841

Operating profit (loss)	(15,346)	(59,612)	(15,888)	(5,449)	799
Financing income, net	2,470	2,769	1,528	1,159	674
Other financial expenses - non-cash
charge relating to puttable warrant	–	–	–	(3,432)	–

Other income	–	–	–	–	141

Net income (loss)	(12,876)	(56,843)	(14,360)	(7,722)	1,614
Dividend related to convertible
preferred shares	(22,328)	–	–	–	–

Net income (loss) attributable to
ordinary shareholders	$(35,204)	$(56,843)	$(14,360)	$(7,722)	$1,614

Basic net earnings (loss) per share	$(3.06)	$(2.69)	$(0.64)	$(0.33)	$0.06

Diluted net earnings (loss) per share	$(3.06)	$(2.69)	$(0.64)	$(0.33)	$0.06

Weighted average number of shares
used in computing basic earnings
(loss) per share	11,501,722	21,099,336	22,375,939	23,063,160	25,066,937

Weighted average number of shares
used in computing diluted earnings
(loss) per share	11,501,722	21,099,336	22,375,939	23,063,160	28,069,844

(a)	See note (a) on the following page

    (a)        Amortization of deferred stock compensation relates to the following:

	2000	2001	2002	2003	2004
	Thousands

Cost of revenues	$603	$400	$214	$109	$36
Research and development expenses	3,408	2,248	958	400	86
Selling and marketing expenses	3,085	1,984	1,072	530	196
General and administrative expenses	2,433	1,799	730	315	56

Total amortization of deferred stock
compensation	$9,529	$6,431	$2,974	$1,354	$374

        All outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,
	2000	2001	2002	2003	2004
	Thousands

Consolidated Balance Sheet Data:
Cash and cash equivalents, short
and long term bank deposits,
short and long term marketable securities	$80,320	$53,721	$43,173	$39,046	$37,801
Working capital	104,558	55,361	30,386	30,481	38,827
Total assets	128,050	72,086	61,640	62,428	73,111
Total long term debt	1,025	1,511	1,825	2,451	2,986
Shareholders' equity	111,068	60,619	49,266	48,683	52,187

Risk Factors

Risks Relating to Our Business

We have a history of operating and net losses. We may not operate profitably in the future.

        Although we reported a profit in 2004, we incurred operating and net losses in every fiscal year from our inception through 2003, and we may incur losses in the future. We reported net losses of $12.9 million for 2000, $56.8 million for 2001, $14.4 million for 2002 and $7.7 million for 2003. As of December 31, 2004, our accumulated deficit was $124.4 million. In order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our sales do not increase or if our expenses increase at a greater pace than our revenues, continuing profitability may not be achieved. We may not be able to sustain or increase profitability on a quarterly or annual basis.

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

Due to the continuing economic uncertainty in the global economy and continued tightening of global capital markets for telecommunications projects, the demand for our products and services may increase at a slower than anticipated rate.

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

We are dependent upon sales of our FibeAir® family of products. Any reduction in demand for these products would cause our revenues to decrease.

        All of our revenues are generated from sales of a single family of products, known as FibeAir®. We expect sales of our FibeAir family of products to continue to account for all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for these products than companies that sell multiple product families. We also may not succeed in reducing the risk associated with any slowdown in demand for our FibeAir products.

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

        We currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single source supplier. Our dependence on a limited number of suppliers subjects us to the following risks:

—	Our suppliers could increase component prices significantly at any time and with immediate effect. This would increase our component procurement costs and could result in reduced gross margins.

—	Our suppliers may experience shortages in components and interrupt or delay their shipments to us. This may delay our product shipments to our customers and result in penalties and/or cancellation of orders for our products.

—	Our suppliers could discontinue the manufacture or supply of components used in our systems. If this occurs and we are unable to develop alternative sources for components, we might need to modify our products. This would likely interrupt our manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and force us to accept lower gross margins.

—	We may purchase more inventory than is immediately required to compensate for potential component shortages or discontinuation. Such inventory can become obsolete.

If sufficient demand for our broadband wireless products does not develop, we will not be able to generate significant revenues and we may not be profitable on an annual basis.

        The acceptance of the broadband wireless equipment which we and our competitors sell as a means of delivering data, video and voice traffic will depend upon numerous factors, including:

—	its capacity to handle growing volumes of traffic;

—	its cost effectiveness;

—	its reliability and security;

—	the availability of sufficient equipment, frequency bands and installation sites; and

—	its performance in extreme weather conditions.

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

        The market for our products is new and emerging. It is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, our success will depend on our ability to:

—	develop and market new products in a timely manner to keep pace with developments in technology;

—	meet evolving customer requirements;

—	enhance our current product offerings; and

—	deliver products through appropriate distribution channels.

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

        The market for broadband wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business. A number of communications equipment suppliers, including (in alphabetical order) Alcatel, Harris Corporation, L.M. Ericsson, Marconi, NEC, Nera, Stratex Networks, SIAE and Siemens, as well as a number of other companies have developed or are developing products that may compete with our products.

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

        Any such revenue shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks and challenges of doing business internationally include:

—	unexpected changes in regulatory requirements;

—	fluctuations in foreign currency exchange rates;

—	imposition of tariffs and other barriers and restrictions;

—	management and operation of an enterprise spread over various countries;

—	burden of complying with a variety of foreign laws;

—	general economic and geopolitical conditions, including inflation and trade relationships; and

—	payment delays and uncertainties.

The unpredictability of our quarter-to-quarter results may harm the trading price of our ordinary shares.

        Our quarterly operating results may vary significantly in the future for a variety of reasons, many of which are outside of our control, and any of which may harm our business. These factors include:

—	volume and timing of product orders received and delivered during the quarter;

—	our ability and the ability of our key suppliers to respond to changes made by customers in their orders;

—	timing of new product introductions by us or our competitors;

—	changes in the mix of products sold by us;

—	cost and availability of components and subsystems;

—	downward pricing pressure on our products;

—	adoption of new technologies and industry standards;

—	competitive factors, including pricing, availability and demand for competing products;

—	ability of our customers to obtain financing to enable their purchase of our products;

—	fluctuations in foreign currency exchange rates;

—	regulatory developments; and

—	general economic conditions in the United States and internationally.

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

        Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the telecommunications industry in which we compete, or the economies of the countries in which we do business and other factors could cause the price of our ordinary shares to fluctuate, perhaps substantially. In addition, recently, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These factors and fluctuations could lower the market price of our ordinary shares.

Following the Implementation of SFAS No. 123R, we will be required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior period, however, we may have recorded a material amount as compensation expense, which would have had a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. In addition, if as a result of SFAS No. 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

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

We are increasingly engaged in supplying post-delivery services to our customers, often in developing nations, which are subject to acceptance testing procedures. Any loss of products and delay or failure in such acceptance tests would significantly affect our revenues and operating expenses.

        As we continue to expand our geographic footprint, we are increasingly engaged in supplying post delivery services for our customers, often in developing nations. We act as prime contractor and equipment supplier for these projects and provide installation, supervision and testing services required for these projects. We typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the products do not pass the acceptance tests, the customer could refuse to pay us and we would incur substantial costs, including fees owed to our subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

Our products operate primarily on government-licensed radiospectrum frequencies. If a customer or end-user of our products is unable to secure such a license, or if a holder of a license files for bankruptcy and its license is unavailable, such customer or end-user of our products may be unable to provide wireless communications services in the optimal transmission frequency and may not deploy a wireless network using our products.

        Our products operate primarily on government-licensed radiospectrum frequencies. Users of our products must either have a license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. If unable to secure such a license, a customer or end-user may not deploy a wireless network using our products. If a license holder of such radiospectrum frequency files for liquidation, dissolution, or bankruptcy, substantial time could pass before those licenses are transferred, canceled, reissued, or made available by the applicable government licensing authority. Until the licenses are transferred, canceled, reissued, or otherwise made available, other operators may be precluded from operating in such licensed frequencies, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain frequencies, demand for our products may decrease as well.

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

Due to the size of their shareholdings, some of our shareholders, including Yehuda and Zohar Zisapel, have significant influence over matters requiring shareholder approval. This could delay or prevent actions that require shareholder approval.

As of March 31, 2005, Yehuda and Zohar Zisapel, who are brothers that do not vote as a group and who do not have a voting agreement, beneficially owned, directly or through entities they control, 23.6% of the outstanding ordinary shares. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, they may be able to elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

        We do not believe that during 2004 we were a passive foreign investment company. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to produce and sell our products. This could result in a decrease of our revenues.

        Our principal offices, manufacturing facilities and research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Such events could have a material adverse effect on our operations and business.

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

        Some of our executive officers and employees in Israel are, unless exempt, obligated to perform annual military reserve duty, depending on their age and prior position in the army. Additionally, they may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

        We do not believe that the political and security situation in Israel has had any material impact on our business to date, however, we can give no assurance that it will have not have such effect in the future.

Since a majority of our revenues are generated in U.S. dollars while a portion of our expenses is incurred in new Israeli shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the U.S. dollar.

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

Since we receive Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies outside of Israel.

        We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the “OCS”) for the financing of a significant portion of our research and development expenditures in Israel. In 2002, 2003 and 2004 we received or accrued OCS grants totaling approximately $1.9 million, $2.0 million and $2.3 million representing approximately 21%, 22% and 24% respectively, of our total research and development expenditures in these periods. To maintain our eligibility for these grants we must continue to meet several conditions under the grant programs, including paying royalties with respect to the grants received. If we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any payments previously received, together with interest and penalties.

        In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies, outside of Israel, if such products or technologies were developed using know-how developed with or based upon OCS grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

        The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to investment programs at our manufacturing facility in Tel Aviv. When we begin to generate net income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

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

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our expenses.

        The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including Ceragon, and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of such actions by the Israeli tax authorities is currently under review by the Israeli High Court of Justice. Based on advice from Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot provide any assurance that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on our business operations of the amendment to the Stamp Duty Law, it could materially adversely affect our results of operations.

        In January 2005, Israel’s Minister of Finance signed an order in accordance with which the requirement to pay stamp duty was cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on loan agreements, among other documents.

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

        The Companies Law generally provides that a merger be approved by the board of directors and by the shareholders by means of a majority of the shares present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain time periods. In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which could depress our share price.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

        We were incorporated under the laws of the state of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000, as part of the resolution of a dispute concerning the use of the word “Giganet.” We operate under the Israeli Companies Law. Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-645-5733. Our world wide web address is www.ceragon.com. Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 10 Forest Avenue, Paramus, New Jersey 07652.

        In the years ending December 31, 2004, 2003, and 2002, our capital expenditures were $0.6 million, $0.4 million and $0.3 million, respectively, and were spent primarily on production equipment and leasehold improvements. These capital expenditures were financed by the proceeds from our initial public offering and our financings. We have no current commitments for capital expenditures.

Business Overview

        We design, develop, manufacture and sell high-capacity, point-to-point wireless network equipment for cellular operators, fixed operators and private networks and enterprises. Our products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines. Our products operate over multiple frequency bands of up to 60 GHz, including frequencies that are licensed by various countries in North America, Europe, Middle East, Africa, Latin America, and the Asia-Pacific region for use by the end customer and some that are unlicensed.

        We primarily target fixed and mobile communications service providers and private networks and enterprises that require high capacity connectivity. To date, our products have been commercially deployed in more than 60 countries by communications service providers and private customers, including local telephone companies and cellular telephone service operators, and large and medium corporate organizations. Cellular operators use our products to connect their cell sites or switch locations and to provide backhaul. Fixed operators use our products as an integral part of their high-capacity metropolitan ring and access networks. Private networks and enterprise customers, which include universities, financial institutions, corporate campuses, governments, and hospitals, use our equipment for their internal data and telecommunications needs. We sell our products through a direct sales force, systems integrators, distributors, resellers and original equipment manufacturers.

        In general, the telecommunications equipment business is seasonal to the extent that sales or order intake in the first quarter of each calendar year are typically lower than in other quarters. Nevertheless, our historical results of operations do not reflect such seasonality.

        Products

        Our product consists of a compact high-performance antenna, an outdoor unit, an indoor unit and our SNMP-based proprietary network management software. The antenna transmits and receives microwave radio signals. The outdoor unit controls the power transmission, converts IF signals to RF signals and vice versa, and provides an interface between the antenna and the indoor unit. The outdoor unit is enclosed in a compact weather-proof enclosure, which is fastened to the antenna. The antenna is mounted on a pole which is typically mounted on a rooftop, tower or the side of a building. The indoor unit is connected to the outdoor unit by a standard coaxial cable. The indoor unit:

—	converts the transmission signals from digital to IF/radio and vice versa;

—	processes and manages information transmitted to and from the outdoor unit;

—	aggregates multiple transmission signals; and

—	provides the physical interfaces to the wireline network.

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

        We market our products under the trademark FibeAir®. The FibeAir products utilize multiple modulation schemes, which increase the flexibility of our products by giving service providers the ability to choose between increased range or increased spectral efficiency. The FibeAir family includes the following products:

        FibeAir 1500. The FibeAir 1500 system provides 155 Mbps of transmission capacity for various communications protocols using 16 QAM modulation method. The FibeAir 1500A offers a built-in add-drop multiplexer (ADM), designed for 155 Mbps multiplexed data transmission and capable of integration with other vendor equipment using the SDH data transfer protocol.

        FibeAir 1528. The FibeAir 1528 system provides 155 Mbps of transmission capacity in a more spectrally efficient manner for various communication protocols using 128 QAM modulation method. The FibeAir 1528A offers a built-in ADM.

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

        FibeAir 10060. The FibeAir 10060 system provides full rate Gigabit Ethernet (1.25 Gps) transmission capacity over a license-exempt, 60 GHz channel. This system allows low-cost installation by avoiding spectrum licensing processes and may be used for transmission over short distances (up to approximately 2,900 feet).

        FibeAir 4800. The FibeAir 4800 system is designed to provide up to 48 Mbps of transmission capacity over license-exempt channels in the 2.4GHz to 5.85 GHz range. This system may be used for transmission over distances up to 50 miles and offers integrated Fast Ethernet and nxE1/T1 interfaces.

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

        Our Solution

        Our wireless solutions possess the following capabilities:

—	High-Speed Communications. Our products enable the delivery of full-duplex, high-speed Internet access and integrated data, video and voice communications at transmission speeds of 45, 100, 155, 311 and 622 Mbps, as compared to less than 10 Mbps attainable via commercially available DSL or cable or up to 16 Mbps attainable under commercially available point-to-multipoint systems. Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

—	Cost Effectiveness. Our products avoid the high costs associated with the deployment of fiber optic networks, including the cost of digging up streets, and obtaining municipal permits and rights of way to lay fiber optic lines. It is commonly estimated that digging costs for laying fiber optic lines in metropolitan areas are approximately $150 thousand per mile. Our wireless products further reduce costs because, unlike fiber optic lines, our products can be redeployed and reused at a negligible cost as customer needs change.

—	Rapid Deployment and Time to Market. Communications service providers can deploy our products and provide their business subscribers with broadband access within a matter of hours. Our products are light-weight, compact and easy to install and maintain. Our product set-up and configuration, including operating frequency channel, is determined by our proprietary management software. This feature simplifies the installation process and reduces installation time. Our products can be installed on rooftops, towers, or on the sides of buildings more quickly than competing wireless products or than fiber optic networks (the latter may require months or years to deploy). Rapid deployment enables service providers to roll out service to subscribers and generate revenues quickly.

—	Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world, including Ethernet, SONET/SDH and ATM protocols.

—	Variety of Frequency Bands. Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various frequency bands in each region, although in some cases, a customer may be able to operate in a band which is exempt from licensing processes. The regulated bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area. Our products operate in the 6, 7, 8, 11, 13, 15, 18, 23, 26, 28, 29, 31, 32 and 38 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. In addition, some of our products are designed to operate in the 2.4 – 5.85 GHz and 60 GHz unlicensed frequency bands.

—	Meet Multiple Regulatory Standards. We design our products to meet North American and European standards. The European standards have been developed by the European Telecommunications Standards Institute, commonly referred to as ETSI, and have been adopted in most countries excluding those in North America. With some minor modular modifications, any of our products originally assembled to comply with North American standards may be easily adapted by communications service providers for compliance with European standards and vice versa. The international compatibility of our products makes them attractive to global communications service providers and equipment vendors that deploy communications networks in North American and international markets. Global communications service providers and equipment vendors that invest significant time and effort in studying, testing and approving our products prior to their deployment in communications networks in North American or international markets may deploy our products on a more expedited basis in communications networks in the other markets as well.

—	Modular Architecture. Our products contain plug-in hot swappable units that can easily be replaced or exchanged in the field. Our modular product design enables us to standardize our manufacturing process cost efficiently and concurrently manufacture each product to satisfy the individual requirements of each service provider on an expedited basis. It also enables service providers to easily adapt our products for use in different network environments. For example, modularity enables service providers to easily change our products to support different communications protocols by simply replacing the relevant modular components.

—	Integrated Multiple Access Design. By replacing a module in our basic product, a service provider can allocate the transmission capacity and physical interfaces over multiple transmission lines. This unique feature substantially reduces the service provider’s costs by eliminating the need to purchase external equipment that would otherwise be needed for this purpose.

—	Scalability and Flexibility. We design our products to enable communications service providers to deploy them incrementally as demand for their services increases. This allows the communication service providers to match capital outlays with subscriber growth. Our customers can establish a wireless broadband network with a relatively low initial investment, in comparison to fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

—	High Reliability and Availability. We design our products to match the reliability standard required by service providers, including 99.999% availability. This means that our products maintain connectivity 99.999% of the time, corresponding to approximately five minutes of down time per year, even under adverse weather conditions. This enables our customers to provide their subscribers with the same high availability as is offered by incumbent carriers using fiber optic networks. In addition, our products can be configured to provide full redundancy by connecting two radio links over the same frequency channel. This feature minimizes service interruptions.

—	Encryption. In the security area, we offer a built-in, DES-based encryption solution. Our user-friendly EncryptAir™ solution has been validated by the National Institute of Standards and Technology (NIST).

—	Multiple Modulation Schemes. The FibeAir product family utilizes multiple modulation schemes, including 16 QAM, 32 QAM, 128 QAM, and 256 QAM enabling broadband wireless service providers to choose between increased range and increased spectral efficiency.

—	Add-Drop Multiplexer (ADM). Our FibeAir solution with a built-in add-drop multiplexer relieves network operators of the need to install a stand-alone ADM at each backbone connection.

        These benefits may be offset by the following disadvantages and limitations of our wireless solutions, which are common to competing wireless point-to-point telecommunications products. Such disadvantages include:

—	Extreme Weather Conditions. Our products may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes.

—	Line-of-Sight Limitations. Because our products require a direct line-of-sight between antennas, service providers often install our products on rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation cost of our products or cause service providers not to install broadband wireless equipment.

—	Frequency Bands. To operate our products, service providers must either have a license to operate and provide communications services in the optimal available transmission frequency, or acquire the right to do so from a licensee. If a service provider is unable to secure such a license, it will not be able to operate and provide wireless communications services in the optimal transmission frequency. This may deter a service provider from deploying a wireless network.

        Network Applications

        Our FibeAir products are deployed in various network applications, based on the network architecture and communications transmission requirements of our customers. These networks include:

        IP/Fast Ethernet Gigabit Ethernet Networks. Internet protocol, or IP, is the transmission standard of the Internet and private data networks. Fast Ethernet is the physical 100 Mbps interface most commonly used for high-speed IP connections. Our products deliver full 100 Mbps throughput for Fast Ethernet. Our products also deliver two Fast Ethernet channels over a single 155 Mbps system. Dynamic bandwidth allocation is used to share the overall capacity between the two fast Ethernet channels. Each Fast Ethernet channel can provide a separate, secure connection to a business subscriber. This feature substantially reduces the service provider’s costs by eliminating the need to purchase external equipment or double the links. Our products also deliver Gigabit Ethernet for ultra-high capacity IP connections in metropolitan rings, high-speed access connections, and private networks.

        ATM Networks. Asynchronous transfer mode, or ATM, is a high-capacity communications protocol. An ATM network is a packet network that supports real-time voice and video content, as well as data. ATM networks transmit all traffic in small, constantly-sized packets or cells. The constant cell size enables voice and video content to be processed and transmitted effectively.

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

        Customers and Markets

        We began selling our products commercially during the second half of 1998. Our products are currently used by more than 150 customers in over 60 countries.

        Our sales to customers are based on written purchase agreements or purchase orders.

        Our principal end-user customers are cellular operators, fixed operators, and private networks and enterprises, such as financial institutions, hospitals, universities, corporations and governments. We target three principal applications for our products:

—	providing cellular operators with high capacity connectivity to support increases in subscribers, call sites, and data-rich applications for their cell sites and switching locations;

—	providing connectivity among points in a ring, access formation, and ADSL backhaul; and

—	providing connectivity within campuses of corporations or other organizations for their internal networks.

        The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

Region	2002	2003	2004

North America	20%	27%	30%
EMEA*	63%	59%	40%
Asia-Pacific and Latin America	17%	14%	30%

* Europe, Middle East, and Africa

        Distribution Channels

        In 2004, as in previous years, we sold our products through direct sales, distributors, resellers, third party integrators and original equipment manufacturers.

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

        In addition to our own manufacturing operations, we contract with third parties to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. Each of these third parties is owned and operated independently of us and does not exclusively provide services to Ceragon. In 2001, we entered into an agreement with a manufacturer to assemble and test our indoor units for an initial two-year term. At the end of the initial two-year term, this agreement automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term. This agreement has not been terminated and has been automatically renewed in accordance with the terms thereof. In 2004, we entered into an agreement with an additional third party to provide turnkey manufacturing services to supplement our manufacturing line for certain of our indoor units. At the end of an initial two-year term, this agreement automatically renews every twelve months, unless terminated by either party six months prior to the end of any such term. We have also entered into an agreement with a third party for the manufacture and testing of our outdoor units.

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

        We compete with a number of U.S. and international wireless equipment providers that vary in size and in the types of products and solutions they offer. Our primary competitors are companies that offer point-to-point wireless network solutions, including Alcatel, Harris Corporation, L.M. Ericsson, Marconi, NEC, Nera, Stratex Networks, SIAE and Siemens, as well as a number of other companies have developed or are developing products that compete with ours. We believe we compete principally on the basis of:

—	product performance, design, features and inter-operability;

—	product quality and reliability;

—	price;

—	ability to deliver products on a timely basis; and

—	technical support and customer service.

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

        We have registered trademarks for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union, and for the standard character mark Ceragon Networks in Canada. We have registered trademarks for our design mark for FibeAir in the United States, Israel and the European Union. In addition, we have a registered trademark in the United States for the standard character mark FibeAir. We also have registered trademarks for the standard character mark CeraView in the United States, Israel and the European Union.

B. Conditions in Israel

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

Trade Relations

        Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Trade in Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from several countries, among them Japan. These preferences allow Israel to export products covered by these programs either duty-free or at reduced tariffs.

        Israel and the European Union concluded a free trade agreement in 1975 which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. In January, 1993, an agreement was entered into between Israel and the European Free Trade Association, known as the EFTA, establishing a free-trade zone between Israel and EFTA nations. In 1995, Israel entered into a new agreement with the European Union, which includes modified rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

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

        Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rates, for the benefit period. This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. Tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

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

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for an additional benefits period of up to eight years. The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period.

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

        The Investment Center has granted approved enterprise status to an investment program at our manufacturing facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from this program. Additionally, an investment program at our former Jerusalem facility had been granted approved enterprise status. Following the closing of the Jerusalem facility in 2001, we received approval to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility. We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income and will be subject to a reduced company tax of up to 25% for the subsequent period of five years, or eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company’s previous year of commencement of benefits under the Investments Law.

        According to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

—	A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600–900 million in facilities in certain geographical locations in Israel.

        Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”), pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is condition upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s program and with the provisions of the R&D Law.

        Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee of the Chief Scientist.

        In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 3% to 3.5%.

        The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

        The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

        In March 2005, an amendment to the R&D Law was approved by Israel’s Parliament, which amendment is intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel. As described above, currently, the law permits the OCS to approve the transfer of manufacturing rights outside Israel, in exchange for payment of higher royalties. The amendments further permit the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of increased royalties. The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the subject company pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), or (b) the subject company receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities. Said amendment will come into effect on June 7, 2005.

        To our knowledge, the Israeli government intends to amend the royalty regulations promulgated under the R&D Law to reflect said amendments. Such amendment to the regulations may also include an update to the royalty rates.

        The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the R&D Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law.

        The funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future grants or the amounts of any such grants.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

—	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

—	the research and development is for the promotion or development of the company; and

—	the research and development is carried out by or on behalf of the company seeking the deduction.

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

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	deduction over a three-year period of specified expenses incurred with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock exchange outside of Israel;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

—	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

—	If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

—	Taxable gains on certain traded securities, which are taxed at a reduced tax rate for individuals following the Tax Reform, are taxable at the Corporate Tax (currently 34%) rate in specified circumstances.

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

Stamp Duty

        The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of such actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

        Based on advice from Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot provide any assurance that the tax authorities or the courts will accept such view.

        In January 2005, Israel’s Minister of Finance signed an order in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on loan agreements, among others.

Organizational Structure

        We are an Israeli company that commenced operations in 1996. The following is a list of our subsidiaries:

Company	Place of Incorporation	Ownership Interest	Function

Ceragon Networks (UK) Limited	England	100%	Sales and Marketing
Ceragon Networks SARL	France	100%	Sales and Marketing
Ceragon Networks (HK) Limited	Hong Kong	100%	Sales and Marketing
Ceragon Networks (India) Private Limited	India	100%	Sales and Marketing
Ceragon Networks, S.A. de C.V	Mexico	100%	Sales and Marketing
Ceragon Networks, Inc.	New Jersey	100%	Sales and Marketing
Ceragon Networks GmbH	Germany	100%	Sales and Marketing
Ceragon Networks do Brasil Limitada	Brazil	100%	Sales and Marketing

Property, Plants and Equipment

        Our corporate headquarters and principal administrative, finance, sales and marketing, R&D, operations, and manufacturing departments are located at a leased facility of approximately 55,000 square feet in Tel Aviv, Israel. The leases for this space are valid until May 2007, with an option to renew for an additional one-year period.

        In the United States, we lease approximately 5,091 square feet in Paramus, New Jersey, for our North American headquarters. The lease in Paramus is valid until September 2008. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. We also lease space for our local subsidiaries to conduct sales and marketing activities in France, Hong Kong, Mexico, Singapore, and India.

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

        We were incorporated and commenced operations in July 1996. We began selling our products in the second half of 1998. Before that time, our operations consisted primarily of research and development. Through December 2004, relatively few customers have accounted for a large percentage of our revenues. We conduct our international sales and marketing activities through eight wholly-owned subsidiaries.

        A majority of our revenues are generated, and a majority of our expenses are incurred, in U.S. dollars. We use the dollar as our functional currency. Transactions and balances in other currencies are remeasured into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as financial income or expense, as applicable. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

        We expect our operating results to fluctuate in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

        Revenues. We generate revenues from the sale of our products. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin No. 104 and FASB’s Emerging Issue Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Elements.” We price our products on a per unit basis and primarily grant discounts based upon unit volumes. We sell our products directly and through distribution channels worldwide. In 2004, approximately 30% of our revenues were generated in North America, 40% were generated in Europe, Middle East, and Africa and 30% were generated in the Asia-Pacific and Latin American regions.

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

        Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation results from grants of stock options with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. Most of these grants were made before our initial public offering. The share-based compensation is amortized over the vesting period of the individual options.

        As a result of options granted through December 31, 2004, we were required to recognize under U.S. GAAP deferred stock compensation of approximately $22.9 million. As of December 31, 2004, we have a remaining balance of approximately $0.1 million, which we expect to recognize during 2005.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized, as of the first quarter of 2006, based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may have a significant effect on the Company’s results of operations.

        Financial Income, Net. Our financial income, net, consists primarily of interest earned on bank deposits, interest and investment income from various short-term and long-term financial instruments, and gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars.

        Other Financial Expenses–Non-Cash Charge Relating to Puttable Warrant. In May 2003, the FASB issued FAS 150, which established standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liability and equity. The company adopted FAS 150 and as a result recorded in 2003 a non-cash charge relating to a puttable warrant.

        Taxes. Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we benefit from preferential tax rates under the Law for the Encouragement of Capital Investments. Commencing the first year in which we earn taxable income, our approved enterprise status entitles us to tax exemptions on the portion of our income derived from our approved enterprise for two years, and taxation at a rate of up to 25% for between five to eight years thereafter, depending on the percentage of our shares held by non-Israeli shareholders. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries. We have accumulated operating loss carry-forwards and therefore we have no tax expense. In addition, we have no deferred tax assets due to our inability to foresee when the loss carry-forwards could be utilized in the near future.

Results of Operations

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	2002	2003	2004

Revenues	100.0%	100.0%	100.0%
Cost of revenues	69.6	60.0	58.7

Gross profit (loss)	30.4	40.0	41.3

Operating expenses
Research and development	49.7	26.0	17.7
Less: Grants and participations	10.2	5.7	4.2

Research and development, net	39.5	20.3	13.5
Selling and marketing	49.6	27.4	21.2
General and administrative	11.0	6.3	4.4

Amortization of deferred stock
compensation (a)	16.2	3.9	0.7

Restructuring and non-recurring expenses
(income), net	0.5	(2.0)	–

Total operating expenses	116.8	55.9	39.8

Operating income (loss)	(86.4)	(15.8)	1.5
Financial income, net	8.3	3.4	1.2
Other financial expenses - non-cash charge
relating to puttable warrant	–	(10.0)	–

Other Income	–	–	0.3

Net income (loss)	(78.1)%	(22.5)%	3.0%

(a)	Amortization of deferred stock compensation related to the following:

	2002	2003	2004

Cost of revenues	1.2%	0.3%	0.1%
Research and development expenses	5.2%	1.2%	0.2%
Selling and marketing expenses	5.8%	1.5%	0.3%
General and administrative expenses	4.0%	0.9%	0.1%

Total amortization of deferred stock compensation	16.2%	3.9%	0.7%

Years Ended December 31, 2003 and 2004

        Revenues. Revenues increased from $34.4 million for the year ended December 31, 2003 to $54.8 million for the year ended December 31, 2004, an increase of $20.4 million, or 59.3%. Quarterly revenues increased sequentially during 2004 from $11.4 million in the first quarter to $15.9 million in the fourth quarter. This increase was attributable primarily to increased sales to fixed and cellular operators and private networks and enterprises in a growing number of countries.

        Cost of Revenues. Cost of revenues increased from $20.6 million for the year ended December 31, 2003 to $32.2 million for the year ended December 31, 2004, an increase of $11.6 million, or 55.9%. This increase was attributable primarily to increased materials consumed in connection with our increased revenues.

        Gross profit as a percentage of revenues increased from 40.0% for the year ended December 31, 2003 to 41.3% for the year ended December 31, 2004.

        Research and Development Expenses, Net. Our gross research and development expenses increased from $8.9 million for the year ended December 31, 2003 to $9.7 million for the year ended December 31, 2004, an increase of $0.8 million, or 8.3%. Our net research and development expenses increased from $7.0 million for the year ended December 31, 2003 to $7.4 million for the year ended December 31, 2004, an increase of $0.4 million or 6.1%. The increase in our gross research and development expenses was attributable primarily to the hiring of additional personnel. During the year ended December 31, 2004, we recognized $2.3 million in research and development grants from the OCS, compared to $2.0 million during the year ended December 31, 2003.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $9.4 million for the year ended December 31, 2003 to $11.6 million for the year ended December 31, 2004, an increase of $2.2 million, or 23.4%. This increase was attributable primarily to the hiring of additional personnel.

        General and Administrative Expenses. General and administrative expenses increased from $2.2 million for the year ended December 31, 2003 to $2.4 million for the year ended December 31, 2004, an increase of $0.2 million, or 12.1%. This increase was attributable primarily to the overall increase in the scope of our activities.

        Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation decreased from $1.4 million for the year ended December 31, 2003 to $0.4 million for the year ended December 31, 2004, a decrease of $1.0 million, or 72.4%. This decrease was attributable primarily to an accelerated amortization method used for the non-cash compensation expenses, which were mainly generated in previous years. Amortization of deferred stock compensation includes non-cash compensation expenses related to the cost of revenues of $109 thousand for the year ended December 31, 2003 and $36 thousand for the year ended December 31, 2004; to research and development expenses of $400 thousand for the year ended December 31, 2003 and $86 thousand for the year ended December 31, 2004; to selling and marketing expenses of $530 thousand for the year ended December 31, 2003 and $196 thousand for the year ended December 31, 2004; and to general and administrative expenses of $315 thousand for the year ending December 31, 2003, and $56 thousand for the year ended December 31, 2004.

        Financial Income, Net. Financial income, net decreased from $1.2 million for the year ended December 31, 2003 to $0.7 million for the year ended December 31, 2004, a decrease of $0.5 million or 41.8%. This decrease was attributable primarily to the decrease of the interest income on marketable securities and on bank deposits that in turn resulted from a shift of the Company’s funds to shorter-term investments.

        Net Income. The Company recorded net income in 2004 of $1.6 million as compared with a net loss of $7.7 million in 2003. The Company’s profitability resulted from an increase of approximately 60% in gross revenues accompanied by lower rates of increase in operating expenses and from the results of operations for 2003 including a significant non-cash charge for a puttable warrant (regarding the latter factor, see “Years ended December 31, 2002 and 2003 – Other Financial Expenses.”

Years Ended December 31, 2002 and 2003

        Revenues. Revenues increased from $18.4 million for the year ended December 31, 2002 to $34.4 million for the year ended December 31, 2003, an increase of $16.0 million, or 87.1%. Quarterly revenues increased sequentially during 2003 from $7.0 million in the first quarter to $10.2 million in the fourth quarter. This increase was attributable primarily to increased sales to fixed and cellular operators and private networks and enterprises in diversified geographic markets.

        Cost of Revenues. Cost of revenues increased from $12.8 million for the year ended December 31, 2002 to $20.6 million for the year ended December 31, 2003, an increase of $7.8 million, or 61.4%. This increase was attributable primarily to increased materials consumed in connection with our increased revenues.

        Gross profit as a percentage of revenues increased from 30.4% for the year ended December 31, 2002 to 40.0% for the year ended December 31, 2003. This increase was attributable primarily to increased revenues while maintaining stable fixed costs.

        Research and Development Expenses, Net. Our gross research and development expenses decreased from $9.1 million for the year ended December 31, 2002 to $8.9 million for the year ended December 31, 2003, a decrease of $0.2 million, or 2.1%. Our net research and development expenses decreased from $7.3 million for the year ended December 31, 2002 to $7.0 million for the year ended December 31, 2003, a decrease of $0.3 million or 4.2%. The decrease in our gross research and development expenses was attributable primarily to a decrease in material purchases, subcontractor expenses, and research and development equipment depreciation. This decrease was partially offset by an increase of payroll expenses. During the year ended December 31, 2003, we recognized $2.0 million in research and development grants from the OCS, compared to $1.9 million during the year ended December 31, 2002.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $9.1 million for the year ended December 31, 2002 to $9.4 million for the year ended December 31, 2003, an increase of $0.3 million, or 3.4%. This increase was attributable primarily to an increase in payroll expenses.

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

        Financial Income, Net. Financial income, net decreased from $1.5 million for the year ended December 31, 2002 to $1.2 million for the year ended December 31, 2003, a decrease of $0.3 million or 24.1%. This decrease was attributable primarily to the decrease of the interest on marketable securities and on bank deposits.

        Other Financial Expenses–Non-Cash Charge Relating to Puttable Warrant. In May 2003, the FASB issued FAS 150, which established standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liability and equity.

        The adoption of FAS 150 resulted in the company recording a puttable warrant, exercised by a supplier in 2003, at fair value.

        During 2003, the company recognized a non-cash charge in the financial statements totaling $3.4 million resulting from such changes in the fair value of this puttable warrant.

        Net Loss. Net loss decreased from $14.4 million for the year ended December 31, 2002 to $7.7 million for the year ended December 31, 2003, a decrease of $6.7 million, or 46.2%.

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

        The following table presents information about the rate of inflation in Israel and the rate of devaluation (or in 2000, 2003 and 2004, appreciation) of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) %

2000	0.0	(2.7)
2001	1.4	9.3
2002	6.5	7.3
2003	(1.9)	(7.6)
2004	1.2	(1.6)

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in NIS, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of our unlinked NIS expenses. Part of our revenues and expenses in Europe are received or incurred in Euros. We are exposed to the risk of an appreciation of the Euro if our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the dollar value of our sales.

        Since exchange rates between the NIS and the dollar, and between the Euro and the dollar, fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, would have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. For a discussion of our hedging transactions, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Effects of Government Regulations and Location on the Company’s Business

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview – Conditions in Israel” and the Risks Relating to our Location in Israel in Item 3, above.

Liquidity and Capital Resources

        Since our initial public offering on the Nasdaq National Market in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and through royalty-bearing grants from the Chief Scientist. In the initial public offering, we raised $97.8 million; and through December 31, 2004, we received a total of approximately $14.3 million from the Chief Scientist.

        As of December 31, 2004, we had approximately $37.8 million in cash and cash equivalents, short and long-term bank deposits, and short and long-term marketable securities.

        Net cash used in operating activities was approximately$10.0 million for the year ended December 31, 2002, $4.9 million for the year ended December 31, 2003 and $1.7 million for the year ended December 31, 2004. The decrease in 2004 in net cash used in operating activities was primarily attributable to increased revenues and cash control efforts which were implemented as part of the company’s expense reduction initiatives.

        Net cash provided by investing activities was $8.2 million for the year ended December 31, 2002, $6.4 million for the year ended December 31, 2003 and $4.2 million for the year ended December 31, 2004.

        Net cash provided by financing activities was $33 thousand for the year ended December 31, 2002, $1.2 million for the year ended December 31, 2003 and $1.5 million for the year ended December 31, 2004.

        As of December 31, 2004, our principal commitments consisted of $3.2 million for obligations outstanding under non-cancelable operating leases and $9.9 million of royalties payable to the Government of Israel on revenues from product sales. The Company is committed to pay royalties to a subcontractor for the development of a component and its integration into certain of the Company’s products. The agreed royalty rates were 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. The first year of such revenues was 1998. As of December 31, 2004, the Company is in its seventh year of revenues under the abovementioned plan. The royalties are calculated as a rate of specific sales collection of a specific product.

        In 2001, we entered into agreements with two suppliers pursuant to which the Company was initially committed to purchase certain products. In 2002, we entered into a supplementary arrangement with one of these suppliers in which all minimum purchase commitments of the prior agreement were mutually rescinded. As a further part of this arrangement, we issued a puttable warrant to this supplier to purchase an aggregate of 700,000 restricted Ordinary Shares with an exercise price per ordinary share of $0.003, subject to standard adjustments, with a cash conversion alternative (instead of the exercise for shares) for $875,000.

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

        In October 2003, we entered into an early termination agreement with a landlord of a secondary property leased in 2000, pursuant to which we paid the landlord a cash amount of $731,660 and issued 64,654 restricted ordinary shares pursuant to a share issuance agreement, in full settlement of any and all outstanding monies due and owing for early termination. The early termination was effective as of December 15, 2003.

        As of December 31, 2004, our cash investments are comprised of the following: 30% consist of short term, highly liquid investments with original maturities of less than three months, and 40% consist of short term deposits and marketable securities with original maturities of up to 1 year, with a minimum credit rating of at least A1/P1. The remaining balance of our assets are invested in corporate debt securities and in bank deposits with maturities of up to 3 years, carrying a minimum rating of AA-/AA3. All of these investments are in US dollars.

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

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2004, our research and development staff consisted of 94 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions. Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution. Our extensive protocol knowledge and expertise has resulted in highly optimized solutions for various communications protocols.

Intellectual Property

        See: “Item 4. History and Development of the Company–Intellectual Property.”

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

        As a result of these strategic decisions, our revenues from cellular operators increased from $12.3 million in 2003 to $23.3 million in 2004. In addition, in 2004 our revenues increased sequentially quarter by quarter. Our revenues from fixed operators have also increased during this period. We have seen pressure on our resale prices in light of increased competition, together with an enhanced focus by our customers on reducing their capital expenditures. Such price pressure may have an impact on our results of operations.

        Moreover, due to continued uncertainty in the global telecommunications markets, we can not be certain that we will be able to continue to penetrate cellular and fixed operators at these levels. We also cannot be certain that the level of sequential quarterly revenue growth will continue.

        As we continue to expand our geographic footprint, we are increasingly engaged in supplying post-delivery services for our customers, often in developing nations. We act as prime contractor and equipment supplier for these projects and provide installation, supervision and testing services required for these projects. We typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the products do not pass the acceptance tests, the customer could refuse to pay us and we would incur substantial costs, including fees owed to our subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

Off Balance Sheet Arrangements

        We have no off balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Operating Lease Obligations	$ 3,228,000	$ 1,300,000	$1,370,000	$214,000	$344,000
Purchase Obligations	$12,894,000	$12,858,000	$ 36,000	0	0
Total	$16,122,000	$14,158,000	$1,406,000	$214,000	$344,000

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

        Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition;

—	Provision for doubtful accounts; and

—	Inventory valuation

        Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. When a right of return exists, we defer revenues until the right of return expires. When sale arrangements include a customer acceptance provision with respect to products, we do not recognize revenues before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied or that the acceptance provision has lapsed. When we provide both products and post-delivery installation services which are not essential to the functionality of the equipment, we defer recognition of the fair value of the installation services (but not less than the amount contingent upon completion of installation or acceptance, if any) to the period in which such installation occurs. Our typical product warranty is between 18 to 36 months at no extra charge. We accrue for provision for warranty costs based on our historical experience. To assess the probability of collection for revenue recognition purposes, we determine whether a customer meets any of the conditions set forth in Company guidelines. On the basis of these criteria, we decide whether revenue recognition should be deferred.

        Revenue from certain arrangements includes multiple elements which are sale of products and post delivery installation services that are not essential to the functionality of the equipment, within a single contract. The Company’s accounting policy complies with the revenue determination requirements in EITF 00-21, (which was issued during 2003), relating to the separation of multiple deliverables into individual accounting units with determinable fair values. When such arrangements exist, the Company considers the sale of equipment and its installation to be two separate accounting units of the arrangement, since installation is not essential to the functionality of the equipment, and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation/acceptance, if any) to the period in which such installation occurs.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

MANAGEMENT

        The following table lists our current directors and executive officers:

Name	Age	Position

Zohar Zisapel	56	Chairman of the Board of Directors
Shraga Katz	52	Chief Executive Officer, President and Director
Naftali Idan	53	Executive Vice President and Chief Financial Officer
Shlomo Tenenberg	50	Executive Vice President, Worldwide Marketing and Sales
Gil Feingold	47	Executive Vice President, Worldwide Operations
Sharon Ganot	36	Vice President, Human Resources
Udi Gordon	38	Vice President, Research and Development
Norman Kotler	53	General Counsel and Corporate Secretary
David Ackerman	49	President of our U.S. subsidiary
Joseph Atsmon	56	Director
Zohar Gilon	57	Director
Yael Langer	40	Director
Shmuel Levy	51	Director

        Zohar Zisapel has served as the chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of Verisity Ltd. and several other private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. and of several private companies. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

        On May 26, 2005, we announced that Mr. Katz intends to retire from his position effective July 31, 2005. Our Board of Directors has appointed Ira Palti as Ceragon’s new President and CEO, effective August 1, 2005. Since January 2003, Mr. Palti has been CEO of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the COO of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining Vocaltec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel.

        Naftali Idan has served as our executive vice president and chief financial officer since August 2004. Prior to joining Ceragon, Mr. Idan was senior vice president, chief financial officer in Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he was the executive vice president and chief financial officer of Tecnomatix Technologies Ltd. Prior to joining Tecnomatix, Mr. Idan was with Optrotech Ltd. from 1985 to 1992, where he held several positions in finance, the last one being vice president, finance & administration of its US subsidiary. Prior to that, Mr. Idan served in various financial roles in both US and Israeli firms. Mr. Idan holds a B.A. in accounting and economics from Tel Aviv University in Israel and an M.B.A. from De Paul University in Chicago, and is a certified public accountant in Israel.

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

        Udi Gordon has served as our vice president of research and development since July 2003. From 1997 until June 2003, he served as a senior manager in our research and development department. From 1990 until 1997, Mr. Gordon served in the electronic research and development department in the Israeli Ministry of Defense. Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude), and an M.B.A. from Bar-Ilan University.

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

        Norman Kotler has served as our General Counsel and Corporate Secretary since August 2004. Prior to joining Ceragon, Mr. Kotler was General Counsel and Corporate Secretary at Sapiens International Corporation (2003-2004) and Aprion Digital Ltd. (2001-2003). From 1989 to 2001, Mr. Kotler was the chief legal advisor at ECI Telecom Ltd., his last position there being Associate Vice President, Legal Affairs and Corporate Secretary. Before joining ECI Telecom, Mr. Kotler was associated with law firms in Israel and in Phoenix, Arizona. Mr. Kotler received a J.D. from University of Arizona, an M.A. in history from University of Toronto and a B.A. in history from York University (Toronto).

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

        Joseph Atsmon has served as a director since July 2001. He currently serves as a director of Nice Ltd., a position he has held since July 2001. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in electrical engineering, summa cum laude, from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors under the Nasdaq Rules and is our audit committee chairman and financial expert. Mr. Atsmon also serves as a director of RADVision Ltd.

        Zohar Gilon has served as a director of our company since June 1999. Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd., since September 1995, and Silicom Ltd. from 1995 until 2003. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University. Mr. Gilon is one of our external directors under Israeli law and is one of our independent directors under NASD Marketplace Rules (the “Nasdaq Rules”).

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

        Shmuel Levy has served as a director of our company since June 2000. From December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University. Mr. Levy is one of our external directors under Israeli law and is one of our independent directors under the Nasdaq Rules.

Compensation of Directors and Executive Officers

        The following table presents all compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2004. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and executive officers as a group, consisting of
thirteen persons	$1,250,000	$190,000

        As of December 31, 2004, our directors and executive officers as a group, consisting of thirteen persons, held options to purchase an aggregate of 2,945,725 ordinary shares. All our officers work full time.

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

        Terms of Directors

        Our articles of association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Our external directors, as further described below, each serve a three-year term. At the annual general meeting of shareholders in September 2004 (the “2004 AGM”), our articles of association were amended to provide for a classified board of directors. The board of directors is now divided into two classes: Class I and Class II. Each director (other than an external director), when and however elected, will be designated as a member of a certain class of directors. The director (other than a director elected to fill a vacancy in accordance with Article 41 of the Company’s Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected, provided, that each initial director in Class I will serve for a term ending on the date of the annual general meeting in 2005, and each initial director in Class II will serve for a term ending on the date of the annual general meeting in 2006.

        As a result of the foregoing amendment and of the election of directors at the 2004 AGM, Mr. Katz and Ms Langer were elected to serve as Class I directors for an initial term ending at the 2005 annual general meeting of shareholders and until their respective successors are duly elected and qualified; and that Messrs. Zisapel and Atsmon were elected to serve as Class II Directors for an initial term ending at the 2006 annual general meeting of the shareholders and until their respective successors are duly elected and qualified.

        If any directors are appointed by the board of directors, their appointment must be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead.

        As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq National Market, we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law applicable to Israeli companies. Under the Nasdaq Rules, we are required to appoint three independent directors and, under the Israeli Companies Law, we are required to appoint two external directors.

        Independent Directors

        The independence standard under the Nasdaq Rules excludes, among others, any person who is a current or former employee of a company or its affiliates as well as the immediate family members of an executive officer of a company or its affiliates. Messrs. Zohar Gilon, Shmuel Levy and Joseph Atsmon currently serve as our independent directors.

        External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by this controlling entity.

        The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

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

        Election of External Directors

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

—	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

        Audit Committee

Nasdaq Requirements

        Under the Nasdaq Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. The responsibilities of the audit committee under the Nasdaq Rules include evaluating the independence of a company’s outside auditors. Currently, Messrs. Zohar Gilon, Shmuel Levy, and Joseph Atsmon serve on our audit committee, each of whom has been determined by the board to be independent. Mr. Atsmon is the chairman of the audit committee and its financial expert.

Companies Law Requirements

        Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

—	the chairman of the board of directors;

—	any controlling shareholder or any relative of a controlling shareholder; and

—	any director employed by the company or who provides services to the company on a regular basis.

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

        The composition of our audit committee satisfies both the Nasdaq Rules and the Companies Law requirements.

Approval of Certain Transactions

        The approval of the audit committee is required under the Companies Law to effect specified actions and extraordinary transactions with office holders, third parties in which an office holder has a personal interest and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A “controlling party” is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, provided that two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder.

        The audit committee may not approve an action or an extraordinary transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the company. In addition, the audit committee must approve contracts between the company and any of its directors relating to the service or employment of the director.

        Remuneration of Directors

        Directors’ remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order) except for reimbursement of reasonable expenses incurred in connection with carrying out the directors’ duties.

        Neither the company nor its subsidiaries have entered into any service contracts with its directors that provide benefits upon termination of employment, except with regard to the president and chief executive officer in his capacity as president and chief executive officer.

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

        Internal Auditor

        Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. We have appointed Gideon Duvshani, C.P.A., as our internal auditor.

        Fiduciary Duties of Office Holders

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

—	all other important information pertaining to these actions.

        The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

—	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

Approval of Specified Related Party Transactions under Israeli Law

        Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

        The company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

—	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

—	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.

        Each person listed in the table under “ – Directors and Senior Management” above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

        The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

        Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy or written ballot), vote in favor; or

—	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

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

        Exculpation, Insurance and Indemnification of Directors and Officers

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions), provided that the articles of association allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

        Office Holders’ Insurance

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

—	a breach of his or her duty of care to us or to another person;

—	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

—	a financial liability imposed upon him or her in favor of another person.

        Exculpation and Indemnification of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify any of our office holders against an act performed in his or her capacity as an office holder, including indemnity for the following:

—	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association also include the following:

—	we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be reasonable under the circumstances.

—	we are authorized to indemnify retroactively our office holders.

        Limitations on Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

        Mergers and Acquisitions under Israeli Law

        The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such stock-for-stock swap.

Employees

        As of December 31, 2004, we had 260 employees worldwide, of whom 94 were employed in research and development, 74 in sales and marketing, 18 in management and administration and 74 in operations. Of these employees, 217 were based in Israel, 14 were based in the United States, 10 were based in Europe, 5 were based in Latin America and 14 were based in Asia-Pacific. We have employment agreements with all of our employees.

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

Share Ownership

        The following table sets forth certain information regarding the our ordinary shares owned, and stock options held, by our directors and officers as of March 31, 2005. The percentage of outstanding ordinary shares is based on 25,951,673 ordinary shares outstanding as of March 31, 2005.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (1)	Range of exercise prices per share of stock options

Zohar Zisapel	3,080,220	11.9	340,000	$2.00 - $11.75
Shraga Katz	524,200	2.0	680,275	$0.00 - $11.75
All directors and
executive officers as a
group, consisting of 13
people (2)	3,605,320	13.9	2,970,725	$0.00 - $13.00

(1)	Each stock option is exercisable into one ordinary share.

(2)	Each of these directors and executive officers individually beneficially owns less than 1% of the outstanding shares, except Messrs. Zohar Zisapel and Shraga Katz. These holdings do not include 816,250 ordinary shares held by Tamar Technologies L.P., a venture capital fund for which our director Zohar Gilon is a General Partner and Managing Director.

Stock Option Plans

        Key Employee Share Incentive Plan

        In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan. The share incentive committee of our board of directors administers the plan. No options may be granted to any person serving on the share incentive committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2004:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

2,670,648	2,670,648	$2.90

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

        This restriction does not apply to employees that are not subject to the Israeli Tax Ordinance. In addition, pursuant to an amendment to the plan, based upon a tax ruling by the Israeli Tax Authority, option holders that are subject to the Israeli Tax Ordinance have the ability to exercise vested options prior to the conclusion of the two year period as long as:

—	all shares arising out of the employee's exercise of options are sold immediately upon exercise to an unrelated third party; and

—	the employee exercising the options pays to the Israel Tax Authority a 50% tax on the net revenue resulting from the exercise of options and the sale of shares.

Termination and Amendment

        Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

        Affiliate Employees Option Plan

        In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the key employee share incentive plan. The option committee of our board of directors administers the plan. Our employees, directors and consultants are eligible to participate in the plan. No options may be granted to any person serving on the option committee nor to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2004:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

806,950	806,950	$5.28

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

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

9,495,590	3,026,475	$4.64

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth stock ownership information as of March 31, 2005 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

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

        Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,326,886	12.7%
Yehuda Zisapel (2)	2,838,000	10.9%
Kern Capital Management, LLC(3)	3,442,800	13.3%
HarbourVest International Private Equity Partners III -
Direct Fund, L.P.(4)	1,409,175	5.4%

(1)	Based on 25,951,673 ordinary shares issued and outstanding as of March 31, 2005.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.
(3)	Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036.
(4)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

As of March 31, 2005, approximately 78% of our ordinary shares were held in the United States and there were 57 record holders with addresses in the United States.

Related Party Transactions

The RAD-BYNET Group of Companies

        Yehuda Zisapel is a principal shareholder and Zohar Zisapel is our chairman of the board of directors and a principal shareholder of our company. They are brothers that do not vote as a group and do not have a voting agreement who, as of March 31, 2005, together control 23.6% of our company. Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as several other real estate, holding and pharmaceutical companies:

AB-NET Communications Ltd. Axerra Networks Inc. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (Outsourcing) Ltd. BYNET Systems Applications Ltd.	Modules Inc. RADCOM Ltd. RAD Data Communications Ltd. and its subsidiaries RADWARE Ltd. SILICOM Ltd. SANRAD Inc. RAD-Bynet Properties and Services (1981) Ltd.	RAD-OP Inc. RADView Software Ltd. RADVision Ltd. RADWIN Ltd. RIT Technologies Ltd. WISAIR Inc.

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

        In addition to engaging in other businesses, members of the RAD-BYNET group are actively engage in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

        Members of the RAD-BYNET group provide us on an as-needed basis with legal, management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $146 thousand in 2004.

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

Lease Arrangements

        We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility is approximately 51,500 square feet in size. The lease for this facility is valid until May 2007, with an option to renew for an additional one-year period. We also lease additional space in adjacent buildings from companies controlled by Zohar Zisapel and Yehuda Zisapel. Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel. This facility is approximately 4,156 square feet in size. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $0.9 million in 2004.

Supply Arrangement

        We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings. The aggregate purchase price of these components was approximately $560 thousand for the year ended December 31, 2004.

Registration Rights

        In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to 14,581,500 ordinary shares which resulted following conversion of their preferred shares immediately prior to the completion of our initial public offering. The agreement grants registration rights to each of:

—	the majority of the holders of the ordinary shares resulting from the conversion of such preferred shares; and

—	Yehuda Zisapel and Zohar Zisapel.

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

Export Sales

        In 2004, 95% of our sales were to customers located outside of Israel.

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

Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, a program at our manufacturing facility in Tel Aviv has been granted approved enterprise status under the Law for the Encouragement of Capital Investments, 1959. We are entitled to a reduction in the normally applicable tax rate for income generated from this program. Additionally, an investment program at our former Jerusalem facility had been granted approved enterprise status. Although we closed the Jerusalem facility during 2001, we received approval to transfer the approved enterprise program from Jerusalem to our Tel Aviv facility later in 2001. Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment is eligible for the following tax benefits commencing in the first year in which it generates taxable income:

Period after we begin generating taxable income	Tax benefit

Up to two years	Tax-exempt
From two to seven years	Corporate tax of up to 25%
From seven to 10 years	Corporate tax of up to 25% if more than 25% of our
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

        Until December 31, 1997, our company was considered a “family company” for tax purposes (according to Section 64A of the Israeli Income Tax Ordinance). Accordingly, until December 31, 1997 our losses for tax purposes were assigned to our shareholders and are not available to us.

        As of December 31, 2004, our net operating loss carry-forwards for Israeli income tax purposes amounted to approximately $69.6 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We have provided a valuation allowance for the full amount of the tax benefit derived from these loss carry-forwards due to our history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

        As of December 31, 2004, the net operating loss carry-forwards of our New Jersey subsidiary for U.S. tax purposes amounted to approximately $7.0 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire during the years 2019 to 2024.

Government Grants

        Our research and development efforts have been financed through internal resources and grants from the OCS. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development plan are eligible for grants of up to 50% of certain approved research and development expenditures if they meet certain criteria.

        For the years ended December 31, 2003 and 2004, the Chief Scientist provided grants for research and development expenditures of approximately $2.0 million and $2.3 million, representing 22% and 24% of our total research and development expenses in each of these respective periods. We expect that the OCS grants will be maintained at the same approximate percentage of our total research and development expenses in the short term.

        Our total obligation for royalties to the OCS for grants received or accrued plus interest, net of royalties paid, or accrued, amounted to approximately $9.9 million as of December 31, 2004.

        For the last three years, we have paid or accrued royalties to the OCS as follows:

Royalties paid or accrued
(In thousands of dollars)

Year ended December 31, 2002	613
Year ended December 31, 2003	1,165
Year ended December 31, 2004	1,761

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

        In addition, we submitted a marketing plan that was approved in May 2000. Under this program, we received grants totaling $180 thousand in 2001. In respect of this grant, we are required to pay a royalty at the rate of 4% of the total increase in export sales, up to the total amount of the grant received, commencing on January 1, 2003. As of December 31, 2004, we were obligated to repay a total of approximately $180 thousand to the Government of Israel for grants received from the marketing fund.

ITEM 9:	THE OFFER AND LISTING

        Our ordinary shares have been listed on the Nasdaq National Market since August 4, 2000 and on the Tel Aviv Stock Exchange, or TASE, since September 12, 2004, both under the symbol “CRNT.”

        The table below sets forth for the periods indicated the high and low last reported prices of our ordinary shares as reported on Nasdaq since August 4, 2000.

	Ordinary Shares
	High	Low

2000 (Annual)	32.94	9.38

2001 (Annual)	19.88	1.88

2002 (Annual)	4.80	0.88

2003 (Annual)	7.55	1.00

2004 (Annual)	8.74	3.70

2003:
First Quarter	1.56	1.00
Second Quarter	3.30	1.38
Third Quarter	5.49	2.61
Fourth Quarter	7.55	4.34

2004
First Quarter	8.74	5.56
Second Quarter	7.52	4.66
Third Quarter	5.99	3.70
Fourth Quarter	6.90	4.70

2005
First Quarter	6.77	4.76

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

December 2004	6.90	5.40
January 2005	6.77	5.20
February 2005	5.93	4.82
March 2005	5.63	4.76
April 2005	5.05	4.10
May 2005	5.46	4.25

        The table below sets forth the high and low market prices for our ordinary shares on the TASE on a quarterly basis from the inception of trading through the first quarter of 2005. The translation into US dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2004
Third Quarter	4.90	4.35
Fourth Quarter	6.36	4.79

2005
First Quarter	6.67	4.95

        The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

December 2004	6.36	5.48
January 2005	6.67	5.38
February 2005	5.95	4.97
March 2005	5.55	4.95
April 2005	5.05	4.90
May 2005	5.23	4.36

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

        A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the Securities and Exchange Commission on August 3, 2000, and is incorporated herein by reference. The articles of association as amended in September 2004 are included as Exhibit 1.2 to this annual report.

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

Israeli Capital Gains Tax on Sales of Shares

        Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, are taxed at a rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the tax rate of 25% will apply to a proportionate part of the gain in accordance with the holding periods of the asset, before and after January 1, 2003, on a linear basis.

        Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, or (ii) companies dually traded on both the TASE and Nasdaq or a recognized stock market outside of Israel (such as Ceragon). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; or (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals if the gain is considered ordinary income or at 25% if the gain is considered capital gain). The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

        Under the convention between the United States and Israel concerning taxes on income, as amended (the “U.S.-Israel Tax Treaty”), generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who:

—	holds the ordinary shares as a capital asset; and

—	qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

—	is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

        However, this exemption will not apply if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

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

Dividends not generated by an approved enterprise

Dividends generated by an approved enterprise	U.S. company holding 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year	Other non-resident

15%	12.5%	25%

U.S. Federal Income Tax Considerations

        Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a holder of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

—	an individual who is a citizen or resident of the United States,

—	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,

—	a partnership (or other entity treated as a partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, expect as otherwise provided by future Treasury regulations,

—	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations;

—	are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

—	own directly, indirectly or by attribution at least 10% of our voting power; and

—	have a functional currency that is not the U.S. dollar.

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

Taxation of Dividends Paid on Ordinary Shares

        Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2008 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

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

        A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

—	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

—	to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

        Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

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

        If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on shares in a PFIC in any taxable year that exceed 125% of the average distributions received by the U.S. holder from the PFIC in the shorter of:

—	the three previous years; or

—	the U.S. holder's holding period for ordinary shares before the present taxable year.

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

        Although we do not believe that we were a PFIC in 2004, there can be no assurance that the IRS will agree with that conclusion or that we will not become a PFIC in 2005 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

(i)	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

(ii)	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

        U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to back-up withholding at a rate of 28% (for taxable years through 2010) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

        You may also visit us on the World Wide Web at www.ceragon.com. However, information contained on our website does not constitute a part of this Annual Report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We do not use derivative financial instruments for trading purposes. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required. We are exposed to certain other types of market risks, as described below.

        We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses and revenues, however, are denominated in non-dollar currencies. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. The counter-parties to our forward contracts are major financial institutions with high credit ratings. As of December 31, 2004, we had forward contracts to sell up to $0.7 million for a total amount of approximately NIS 3.29 million (that matured before March 1, 2005) and to sell up to € 0.65 million for a total amount of approximately $0.87 million (that matured before May 15, 2005).

        We invest in investment grade U.S. corporate and government bonds and dollar deposits with banks. Since these investments typically carry fixed interest rates and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

        We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

        As of December 31, 2004, approximately 70% of the net offering proceeds from our initial public offering were invested in short term investments. The remaining 30% of the net offering proceeds were invested in long term investments. During fiscal year 2004, we used $0.6 million of the net offering proceeds on capital expenditures, including manufacturing equipment, research equipment and leasehold improvements.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the CEO and CFO, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d -15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company's reports.

        (b) There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Company's board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

        In November 2003, the Company's board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller. A copy of the Company's Code of Ethics may be obtained, without charge, upon a written request addressed to the Company's investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Auditors

        The following table sets forth, for each of the years indicated, the fees paid to our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,
	2003		2004
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$52,500	47%	$55,000	87%
Audit-related(2)	–	–	–	–
Tax (3)	$60,000	53%	$8,150	13%

Total	$112,500	100%	$63,150	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.
(3)	Tax fees relate to tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-35 hereof.

ITEM 19	EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*
1.2	Articles of Association, as amended September 14, 2004
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
8.1	List of Subsidiaries
10.1	Consent of Independent Auditors
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibit 3.1 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.
** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CERAGON NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ceragon Networks Ltd. and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 3, 2005	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,307	$11,234
Short-term bank deposits		10,556	3,973
Marketable securities	3	4,861	11,101
Trade receivables (net of allowance for doubtful accounts of $ 500
and $ 575 at December 31, 2003 and 2004, respectively)		5,056	6,939
Other accounts receivable and prepaid expenses	4	2,892	4,435
Inventories	5	11,103	19,083

Total current assets		41,775	56,765

LONG-TERM INVESTMENTS:
Long-term bank deposits		1,473	4,451
Long-term marketable securities	3	14,849	7,042
Long-term receivables		-	390
Severance pay fund		1,664	1,947

Total long-term investments		17,986	13,830

PROPERTY AND EQUIPMENT, NET	6	2,667	2,516

Total assets		$62,428	$73,111

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2003	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$5,662	$9,348
Deferred revenues		1,858	3,114
Other accounts payable and accrued expenses	7	3,774	5,476

Total current liabilities		11,294	17,938

ACCRUED SEVERANCE PAY		2,451	2,986

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2003 and 2004;
Issued and outstanding: 24,675,313 and 25,853,421 shares at
December 31, 2003 and 2004, respectively		61	64
Additional paid-in capital		175,043	176,546
Deferred stock compensation		(395)	(73)
Accumulated other comprehensive income		-	62
Accumulated deficit		(126,026)	(124,412)

Total shareholders' equity		48,683	52,187

Total liabilities and shareholders' equity		$62,428	$73,111

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2002	2003	2004

Revenues	12	$18,394	$34,421	$54,831
Cost of revenues		12,791	20,646	32,191

Gross profit		5,603	13,775	22,640

Operating expenses:
Research and development		9,143	8,946	9,686
Less - grants and participations		1,870	1,976	2,293

Research and development, net		7,273	6,970	7,393
Selling and marketing	8a(2)	9,130	9,437	11,645
General and administrative		2,031	2,167	2,429
Amortization of deferred stock compensation (a)		2,974	1,354	374
Restructuring and non-recurring expenses
(income), net	11	83	(704)	-

Total operating expenses		21,491	19,224	21,841

Operating income (loss)		(15,888)	(5,449)	799
Financial income, net	12a	1,528	1,159	674
Other financial expenses - non-cash charge relating to
puttable warrant	2v, 9c	-	(3,432)	-
Other income		-	-	141

Net income (loss)		$(14,360)	$(7,722)	$1,614

Net loss per share:
Basic and diluted net earnings (loss) per Ordinary
share	12b	$(0.64)	$(0.33)	$0.06

(a) Amortization of deferred stock compensation
relates to the following:

Cost of revenues		$214	$109	$36
Research and development expenses, net		958	400	86
Selling and marketing expenses		1,072	530	196
General and administrative expenses		730	315	56

Total amortization of deferred stock compensation		$2,974	$1,354	$374

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2002		$56	$169,355	$(4,848)	$-	$(103,944)		$60,619

Exercise of stock options	*)	-	33	-	-	-		33
Reversal of deferred stock compensation related to forfeited
options		-	(102)	102	-	-		-
Amortization of deferred stock compensation		-	-	2,974	-	-		2,974
Comprehensive loss:
Net loss		-	-	-	-	(14,360)	$(14,360)	(14,360)

Total comprehensive loss							$(14,360)

Balance as of December 31, 2002		56	169,286	(1,772)	-	(118,304)		49,266

Issuance of restricted shares to a lessor, net	*)	-	314	-	-	-		314
Stock based compensation related to warrants granted to
consultants		-	7	-	-	-		7
Exercise of Puttable Warrant to supplier		2	4,305	-	-	-		4,307
Exercise of stock options		3	1,154	-	-	-		1,157
Reversal of deferred stock compensation related to forfeited
options		-	(23)	23	-	-		-
Amortization of deferred stock compensation		-	-	1,354	-	-		1,354
Comprehensive loss:
Net loss		-	-	-	-	(7,722)	$(7,222)	(7,722)

Total comprehensive loss							$(7,222)

Balance as of December 31, 2003		61	175,043	(395)	-	(126,026)		48,683

Exercise of stock options		3	1,451	-	-	-		1,454
Deferred stock compensation		-	60	(60)	-	-		-
Reversal of deferred stock compensation related to forfeited
options		-	(8)	8	-	-		-
Amortization of deferred stock compensation		-	-	374	-	-		374
Comprehensive income:
Unrealized gain from hedging activities		-	-	-	62	-	$62	62
Net income		-	-	-	-	1,614	1,614	1,614

Total comprehensive income							$1,676

Balance as of December 31, 2004		$64	$176,546	$(73)	$62	$(124,412)		$52,187

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:

Net income (loss)	$(14,360)	$(7,722)	$1,614
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	1,737	1,306	833
Amortization of deferred stock compensation	2,974	1,354	374
Stock based compensation related to warrants granted to
consultants	-	7	-
Other financial expense - non-cash charge relating to Puttable
Warrant	-	3,432	-
Loss (gain) from sales and impairment of property and equipment	26	(34)	(4)
Accrued severance pay, net	44	162	252
Decrease (increase) in accrued interest on bank deposits	29	212	20
interest accrued and amortization of premium on held to maturity
marketable securities	306	(142)	298
Increase in trade receivables	(1,507)	(727)	(1,883)
Decrease (increase) in other accounts receivable and prepaid
expenses	875	(1,624)	(1,631)
Increase in inventories	(677)	(3,049)	(7,980)
Increase in long-term receivables	-	-	(240)
Increase in trade payables	704	163	3,686
Increase in deferred revenues	647	1,211	1,256
Increase (decrease) in other accounts payable and accrued
expenses	(758)	560	1,702

Net cash used in operating activities	(9,960)	(4,891)	(1,703)

Cash flows from investing activities:

Purchase of property and equipment	(343)	(413)	(711)
Proceeds from sales of property and equipment	57	90	33
Short-term bank deposits, net	15,723	4,290	6,998
Investment in long-term bank deposits	(4,078)	(1,464)	(3,413)
Investment in held to maturity marketable securities	(26,594)	(11,205)	(9,420)
Proceeds from redemption and maturities of held to maturity
marketable securities	23,429	15,055	10,689

Net cash provided by investing activities	8,194	6,353	4,176

Cash flows from financing activities:

Proceeds from exercise of stock options	33	1,157	1,454

Net cash provided by financing activities	33	1,157	1,454

Increase (decrease) in cash and cash equivalents	(1,733)	2,619	3,927
Cash and cash equivalents at the beginning of the year	6,421	4,688	7,307

Cash and cash equivalents at the end of the year	$4,688	$7,307	$11,234

Supplemental disclosure of non-cash investing and financing activities:

Issuance of restricted shares to lessor	$-	$314	$-

Exercise of Puttable Warrant	$-	$4,307	$-

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

Ceragon Networks Ltd. (the "Company") designs, develops, manufactures and sells high-capacity wireless network equipment for cellular operators, fixed operators and private networks and enterprises. The Company's products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines. Cellular operators use the Company's products to connect their cell sites or switch locations and to provide backhaul. Fixed operators use the Company's products as an integral part of their high-capacity metropolitan ring and access networks. Private networks and enterprise customers, which include universities, financial institutions, corporate campuses, governments, and hospitals, use the Company's equipment for their internal data and telecommunications needs. The Company sells its products through a direct sales force, systems integrators, distributors, resellers and original equipment manufacturers.

The Company's products operate over most of the 6-38 GHz high-frequency bands, which are licensed by various countries in North America, Europe, Middle East, Africa, Latin America, and the Asia-Pacific region for use by the end customer.

The Company has eight wholly owned subsidiaries in the United States, United Kingdom, France, Germany, Hong-Kong, Mexico, India and Brazil. The subsidiaries provide marketing, distribution, sales and technical support to the Company's customers in United States, Europe, Middle East, Africa, Latin America, and Asia Pacific.

As to principal markets and major customers, see Note 12.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") applied on a consistent basis as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company and its subsidiaries' costs is incurred in dollars. Since the Company's management believes that the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional and reporting currency.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expense, as appropriate.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions, including profits from inter company sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 1.26%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 2.19%. The long-term bank deposits are presented at their cost, including accrued interest.

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Such debts securities are stated at amortized cost plus accrued interest.

During the years ended December 31, 2003 and 2004, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest and decline in value judged to be other than temporary, are included in financial income, net.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and for market prices lower than cost.

Cost is determined as follows:

Raw materials - using the moving average cost method.

Work-in-progress and finished products - recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers, manufacturing and peripheral equipment Office furniture and equipment Leasehold improvements	15 - 33 7 Over the lesser term of the lease or useful life

i.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. During 2002, 2003 and 2004, no impairment losses have been identified.

j.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company generates revenues from selling its products indirectly through systems integrators, distributors, resellers and Original Equipment Manufacturers (“OEM”) and directly to end-users.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is probable. The Company also applies Emerging Issues Task Force (“EITF”) No. 99-19 “Reporting Revenues Gross as a Principal versus Net as an Agent”, regarding arrangements where the Company also provides third party equipment and reports revenues gross as a principal.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenues until the right of return expires.

When sale arrangements include customer acceptance provision with respect to products, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied, or that the acceptance provision has lapsed.

Revenue from certain arrangements includes multiple elements which are sale of products and post delivery installation services that are not essential to the functionality of the equipment, within a single contract. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units with determinable fair values and revenue from such arrangements is recognized under SAB 104.

In all arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment and defers the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

Fair value for installation of the Company’s products is determined based on available third-party evidence which is determined by using the price third-parties charge the Company.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $ 163, $ 62 and $29, respectively.

o.	Derivative Instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward transactions in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).

SFAS 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The Company recognized income from derivative instruments of $ 204 during the year ended December 31, 2004, which has been recorded in the statement of operations.

The balance in accumulated other comprehensive income (loss) related to derivative instruments as of December 31, 2004 is expected to be recognized in earnings over next five months.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are mainly derived from sales to organizations located in North America, Europe, Middle East, Africa, Asia-Pacific and Latin America. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and by a specific and general reserve. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The Company insures certain customers mainly through the Israeli Credit Insurance Company.

During the year 2004, the Company recognized transactions of a sale of trade receivables to an Israeli financial institution (control and risk were fully transferred) in a total amount of $ 7,506, according to SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. As of December 31, 2004, the remaining balance of these sale transactions was $ 6,677. These transactions included a recourse provision (which did not violate the legal isolation and control criteria) and represents an off-balance-sheet credit risk to the Company.

The Company’s marketable securities include investments in U.S government and agencies debentures of corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement (“APB”) No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market value of the underlying share on the date of grant, compensation expense is recognized and amortized over the vesting period.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No 123 and has been determined as if the Company had accounted for its employee share options under the fair value method of that statement.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2002, 2003, 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year Ended December 31
	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	68.0%	60.0%	53.4%
Risk-free interest	1. 88%	2.00%	3.36%
Weighted average expected life	2.5 years	2.5 years	2.5 years

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2002	2003	2004

Net income (loss) as reported	$(14,360)	$(7,722)	$1,614
Add - stock based compensation expenses
determined under APB 25	2,974	1,354	374
Deduct - stock-based compensation expenses
determined under fair value method for all
awards	(7,128)	(4,442)	(3,414)

Pro forma net loss	$(18,514)	$(10,810)	$(1,426)

Pro forma basic net loss per share	$(0.83)	$(0.47)	$(0.06)

Pro forma diluted net loss per share	$(0.83)	$(0.47)	$(0.05)

Basic and diluted net earnings (loss) per share,
as reported	$(0.64)	$(0.33)	$0.06

The Company applies SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”) with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of these options at the measurement date.

r.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israeli severance pay laws based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel, is fully provided by monthly deposits with insurance policies and by an accrual. The value of those policies is recorded as an asset in the Company’s balance sheet.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004, amounted to approximately $ 484, $ 714 and $ 771, respectively.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturities of such instruments.

The carrying amount of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount, see Note 3.

t.	Warranty costs:

The Company generally offers a warranty period of 18 to 36 months for its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. For products sold, the Company provides a basic limited warranty, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not disclosed due to immateriality.

u.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS No. 128”).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 5,923,106, 5,419,906 and 1,346,106 for the years ended December 31, 2002, 2003 and 2004, respectively.

v.	Adoption of SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”):

In May 2003, the FASB issued FAS 150 which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted FAS 150 (see also Note 9c) and as a result recorded, during the year 2003, a financial expense – non-cash charge – relating to Puttable Warrant in an amount of $ 3,432.

w.	Impact of recently issued accounting standard:

In March 2004, the FASB approved the consensus reached on the EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In FASB Staff Position on EITF 03-1, the Board directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company does not believe that the impact of adopting EITF 03-1 will be significant to the Company’s overall results of operations or financial position.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SAFS 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)‘s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in Note 2q.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to consider in implementing SFAS 123R.

x.	Reclassification:

Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Held-to-maturity:

U.S. Government
and agencies
debts	$6,598	$5	$(42)	$6,561	$9,081	$-	$(169)	$8,912
Corporate
debentures	13,112	52	(142)	13,022	9,062	-	(152)	8,910

	$19,710	$57	$(184)	$19,583	$18,143	$-	$(321)	$17,822

The unrealized losses on the Company’s investments in all types of securities are insignificant and were caused due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2004 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2005 (short-term marketable securities)	$11,101	$10,864
2006	4,002	3,951
2007	3,040	3,007

	$18,143	$17,822

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004

Government authorities	$1,089	$1,643
Prepaid expenses	470	909
Other receivables related to deferred revenues' inventory	656	1,367
Others	677	516

	$2,892	$4,435

NOTE 5:	–	INVENTORIES

	December 31,
	2003	2004

Raw materials	$2,330	$5,251
Work in progress	4,920	6,060
Finished products	3,853	7,772

	$11,103	$19,083

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004

Cost:
Computers, manufacturing and peripheral equipment	$7,425	$7,982
Office furniture and equipment	794	856
Leasehold improvements	457	510

	8,676	9,348

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	5,500	6,170
Office furniture and equipment	326	417
Leasehold improvements	183	245

	6,009	6,832

Depreciated cost	$2,667	$2,516

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were $ 1,737, $ 1,306 and $ 833, respectively.

As for pledges on assets, see Note 8d.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2004

Employee and payroll accruals	$1,326	$2,866
Accrued non-recurring expenses	245	-
Accrued expenses	528	876
Royalties to government authorities	1,119	994
Provision for warranty costs	530	708
Other	26	32

	$3,774	$5,476

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

1.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2004, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $ 14,322 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2004, the Company has paid or accrued royalties to the OCS in the amount of $ 5,374. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $ 9,914.

2.	The Company is committed to pay royalties to a subcontractor for the development of a component of the Company’s product and its integration into certain of the Company’s products. Royalties will be paid at the rates of 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. The first year of such revenues was 1998. As of December 31, 2004, the Company is in its seventh year of revenues under the abovementioned plan. The royalties are calculated as a rate of specific sales collection of a specific product.

Royalties to the subcontractor amounted to $ 92, $ 90 and $ 55 in the years ended December 31, 2002, 2003 and 2004 and is recorded in the Company’s books, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company and its subsidiaries lease their offices and vehicles under various lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2004, are as follows:

Year ended December 31,	Facilities	Vehicles	Total

2005	$523	$777	$1,300
2006	80	744	824
2007	71	404	475
2008	71	-	71
2009 and thereafter	558	-	558

	$1,303	$1,925	$3,228

Facilities lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 1,323, $ 963 and $ 889, respectively.

Vehicles lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 610, $ 520 and $ 629, respectively (See also Note 13).

c.	Agreements with suppliers:

In 2001, the Company entered into agreements with two suppliers pursuant to which the Company was initially committed to purchase certain products from these suppliers.

In 2002, the Company entered into a supplementary arrangement with one of these suppliers in which all minimum purchase commitments of the prior agreement were mutually rescinded (see also Note 9c and 11a).

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

As of December 31, 2004, the Company provided bank guarantees in an aggregate amount of $ 1,238 with respect to rent commitments and performance guarantees to its customers.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on Nasdaq National Market and on the Tel Aviv Stock Exchange, under the symbol CRNT.

a.	General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.	Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 affiliate employees Stock Option Plan (the “Plans”), and the 2003 Share Option Plan (“the 2003 Plan”) options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire five to ten years from the date of grant.

As of December 31, 2002, the Company ceased granting options under the Plans in light of the adoption of the 2003 Plan, although options granted under the Plans before December 31, 2002, are still valid, subject to the Plans.

2.	Pursuant to the Plans, the Company reserved for issuance 12,973,188 Ordinary shares. As of December 31, 2004, 2,019,993 Ordinary shares of the Company are still available for future grant under the plans. Any options, which are canceled or forfeited before expiration date, become available for future grants.

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31,
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	5,728,854	$2.77	6,305,533	$2.59	6,482,121	$3.14
Granted	1,270,950	$1.39	1,528,307	$3.66	1,846,450	$5.36
Exercised	(413,150)	$0.03	(1,210,189)	$0.96	(1,178,108)	$1.25
Forfeited	(281,121)	$4.60	(141,530)	$3.09	(646,390)	$4.19

Outstanding at end of
year	6,305,533	$2.59	6,482,121	$3.14	6,504,073	$4.00

Options exercisable
at end of year	2,360,880	$2.87	2,786,030	$3.45	3,156,072	$3.84

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

Since the Initial Public Offering in August 2000, the exercise price of the options that were granted was equal to the market value of the Ordinary shares at the grant date. The weighted average fair values of the options granted during 2002, 2003 and 2004 were $ 0.65, $ 1.45 and $ 1.79, respectively. 85,000 Options were granted in September 2004 at an exercise price below market value at a fair value of $ 1.36.

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price		Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable

*)	640,675	4.97	$	*)	597,275	$	*)

$1.02 - 1.50	733,075	7.62		$1.38	292,725		$1.39

$1.92 -4.12	2,586,873	7.44		$3.06	1,469,218		$2.68

$4.50 - 8.18	2,060,950	8.96		$5.47	343,718		$6.76

$11.00 - 11.75	383,000	5.94		$11.61	357,836		$11.62

$12.94 - 17.00	99,500	5.64		$13.83	95,300		$13.69

	6,504,073	7.72		$4.00	3,156,072		$3.84

*)	Lower than $ 0.05.

Where the Company has recorded deferred stock compensation for options, with an exercise price below the fair market value of the Ordinary shares, the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 2,974, $ 1,354 and $ 374 were recognized during the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Warrant to a supplier:

On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers, according to which the Company issued a warrant to the supplier to purchase an aggregate of 700,000 Ordinary shares of the Company at an exercise price per Ordinary share of $ 0.003, with a cash settlement alternative (instead of the exercise for shares) for $ 875 (see also Note 11a). Commencing April 30, 2003 and expiring on October 31, 2004, the warrant may have been exercised for cash (in whole but not in part) payable in 6 equal monthly payments (“Puttable Warrant”). Commencing September 30, 2003, the Puttable Warrant may have been exercised (in whole but not in part) together with a cash payment of $ 0.003 per share, or by a cashless exercise, for 700,000 restricted Ordinary shares.

The Company recorded the carrying amount of the Puttable Warrant at inception as a liability of $ 875. The adoption of FAS 150 (see also Note 2) resulted with the Company recording the Puttable Warrant at fair value.

During November 2003, the supplier exercised the warrant by a cashless exercise into 699,624 Ordinary shares. Accordingly the Company reclassified the fair value of the Puttable Warrant at the date of exercise from a liability to equity. During 2003 the Company recognized a non-cash charge in the financial statements totaling $ 3,432.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

d.	Issuance of restricted shares to a lessor:

See Note 11a(2).

e.	Options issued to consultants:

The Company granted 64,500 and 2,907 options to consultants during 2002 and 2003, respectively. Such options vest over 0.5 to 4 years and expire no later than 10 years from the date of grant. The Company did not grant options to consultants during 2004.

The Company had accounted for its options to consultants under the fair value method of SFAS No.123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2002, and 2003: risk-free interest rates of 1.88% and 2.00%, respectively; dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 68% and 60% and a weighted-average contractual life of the options of 10 years, respectively. Compensation expenses have not been recorded in the consolidated financial statements in 2002, due to the insignificant amount of total compensation. During 2003, the Company recorded compensation expenses in the amount of $ 7.

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

NOTE 10:	–	TAXES ON INCOME

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to an “Approved Enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%.

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the “CPI”). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on temporary differences resulting from change in exchange rates and indexing for tax purposes.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Capital Investment Law”):

The Investment Center has granted the status of an “Approved Enterprise” under the capital investment law to two investment programs at the Company’s manufacturing facility in Tel-Aviv. Additionally, the Company has submitted a third program for the expansion of the same manufacturing facility.

The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to two years of tax exempt and five years of reduced tax rate (25%). Additionally, the Company is a “foreign investors’ company”, as defined by the Encouragement of Investments Law and as such, is entitled to additional reduction of tax to 10%-25% (based on the percentage of foreign ownership in each taxable year) and extension of three years of the benefit period. Since the Company has had no taxable income since inception, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Given the aforementioned conditions, under the first investment program, the period of benefits for the production facilities, which has not yet commenced, will terminate in the year 2011; and under the second investment program the period of benefits for the production facilities, which has not yet commenced, will terminate in the year 2013.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2004, the accumulated deficit of the Company does not include any tax-exempt profits earned by the Company’s “Approved Enterprise”.

The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to the tax at the regular rate.

The Company has had no taxable income since inception.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	December 31,
	2003	2004

Deferred tax assets (liabilities):
U.S. net operating loss carryforward	$2,266	$2,437
Reserves and allowances	(27)	(11)

Total net deferred tax asset before valuation allowance	2,239	2,426
Valuation allowance	(2,239)	(2,426)

Net deferred tax asset	$-	$-

As of December 31, 2004, the Company’s U.S. subsidiary has provided valuation allowances of approximately $ 2,426 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in the year 2004 amounted to $ 187. Management currently believes that since the Company’s subsidiary has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Net operating loss carryforward:

The Company has accumulated losses for Israel income tax purposes as of December 31, 2004, in the amount of approximately $ 69,600. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2004, the Company’s U.S. subsidiary had U.S. federal net operating loss carryforward of approximately $ 7,000 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization

Net Income (Loss) is comprised as follows:

	Year ended December 31,
	2002	2003	2004

Domestic	$(12,545)	$(6,672)	$2,016
Foreign	(1,815)	(1,050)	(402)

	$(14,360)	$(7,722)	$1,614

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Operations, is as follows:

	Year ended December 31,
	2003	2004

Net income as reported in the consolidated statements of income	$(7,722)	$1,614

Statutory tax rate	36%	35%

Theoretical tax expenses on the above amount at the Israeli
statutory tax rate	$(2,780)	$565
Non-deductible expenses	62	75
Utilization of tax losses carryforward for which a valuation
allowance was provided	-	(706)
Deferred taxes on losses for which a valuation allowance was
provided	2,767	140
Other	(49)	(74)

Actual tax expense	$-	$-

NOTE 11:	–	RESTRUCTURING AND NON-RECURRING EXPENSES (INCOME), NET

a.	Restructuring and Non-recurring expenses:

1.	Issuance of warrant to a supplier:

On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers. In accordance therewith, the Company was obligated, among other things, to pay an amount of $ 150, and to issue a warrant to purchase 700,000 Ordinary shares of the Company (see also Note 9c).

2.	In 2002, the Company decided to pursue an early termination or modification of one of its secondary lease obligations with an unrelated party. In connection with this, the Company recorded a provision for early lease termination or modification.

The Company accounted for these expenses according to EITF 88-10, “Costs Associated with Lease Modification or Termination”. During 2002, the Company recorded non-recurring expenses related to the lease obligation in an approximate amount of $ 1,125.

In October 2003, the Company signed an early termination agreement. According to the early termination agreement, the Company committed to pay the landlord approximately $ 730 in three equal installments, and issued 64,654 restricted Ordinary shares of the Company of NIS 0.01 par value each at an aggregate value of $ 314. The early termination was effective as of December 15, 2003.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	RESTRUCTURING AND NON-RECURRING EXPENSES (INCOME), NET (Cont.)

In 2003, no additional charges were recorded in respect to the early termination agreement and the remaining non-recurring income relates to the reversal of an excess allowance from past years restructuring and non-recurring expenses.

b.	Non-recurring income:

Non-recurring income is related to net profits from sales of raw materials to incidental customers in 2002 and 2003, amounted to $ 1,042 and $ 226, respectively. Since these transactions were not made in the ordinary course of business of the Company, they were classified as non-recurring income.

c.	The components of the restructuring and non-recurring expenses (income) for the years ended December 31, 2002, 2003 and 2004, are as follows:

	Year ended December 31,
	2002	2003	2004

Restructuring and Non-recurring expenses	$1,125	$-	$-
Non-recurring income	(1,042)	(704)	-

Restructuring and Non-recurring expenses
(income), net	$83	$(704)	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

The Company adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004

Revenues from sales to external customers:
North America	$3,630	$9,263	$16,449
Europe, Middle East and Africa	11,571	20,480	22,006
Asia-Pacific and Latin America	3,193	4,678	16,376

	$18,394	$34,421	$54,831

Property and equipment, net, by geographic areas:
Israel	$3,334	$2,465	$2,295
United States	48	30	26
Other	234	172	195

	$3,616	$2,667	$2,516

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2002	2003	2004
	%

Customer A	-	10	14
Customer B	13	*) -	*) -
Customer C	14	*) -	*) -
Customer D	10	*) -	*) -
Customer E	*) -	10	*) -
Customer F	*) -	*) -	14

*)	Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

a.	Financial income, net:

	Year ended December 31,
	2002	2003	2004

Financial income:
Interest on marketable securities	$711	$544	$465
Interest on bank deposits	760	549	249
Foreign currency translation differences	363	504	503
Other	85	22	2

	1,919	1,619	1,219

Financial expenses:
Bank commissions	115	82	195
Foreign currency translation differences	241	378	350
Other	35	-	-

	391	460	545

	$1,528	$1,159	$674

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2002		2003		2004

Numerator:
Numerator for basic and diluted net
earnings (loss) per share- income
(loss) available to shareholders of
Ordinary shares		$(14,360)		$(7,722)	$1,614

Denominator:
Denominator for basic net earnings (loss)
per share- weighted average number of
Ordinary shares		22,375,939		23,063,160	25,066,937

Effect of dilutive securities:
Employee stock options	*)	-	*)	-	3,002,907

Denominator for diluted net earnings (loss)
per share - adjusted weighted average
number of shares		22,375,939		23,063,160	28,069,844

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the chairman of the board of directors and a principal shareholder of the Company. They are brothers who, as of December 31, 2003 and 2004, jointly own 24.5% and 22.9%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 175, $ 170 and $ 146 in 2002, 2003 and 2004, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. As of the balance sheet date, the expiration of the lease for this facility was in May 2005. Subsequent to the balance sheet date, the Company extended the above-mentioned facility lease agreement for a two-year period. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 0.9 million in 2003 and 2004.

The Company purchases from other members of the RAD-BYNET group components that it integrates into its products. The aggregate purchase price of these components was approximately $ 560 for the year ended December 31, 2004.

Transactions with related party:

	Year ended December 31,
	2002	2003	2004

Cost of revenues	$617	$643	$540

Research and development expenses	$476	$427	$381

Selling and marketing expenses	$246	$440	$685

General and administrative expenses	$119	$90	$91

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Balances with related parties:

	December 31,
	2003	2004

Trade payables, other payables and accrued expenses	$128	$127

Other receivables	$180	$3

Trade receivables	$120	$170

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President and Chief Executive Officer

Date: June 9, 2005

EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*

1.2	Articles of Association, as amended September 14, 2004

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among Ceragon, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibit 3.1 in connection with the Ceragon’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.