Form 20-F
period 2005-12-31
CERAGON NETWORKS LTD
filed 2006-06-30
CIK 1119769

As filed with the Securities and Exchange Commission on June __, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-30862

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,335,003 Ordinary Shares, NIS 0.01 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Ceragon,” the “Company,” “us,” “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollar” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

          Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe” or other similar words, but are not the only way these statements are identified. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. These statements may be found in Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

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

Selected Financial Data

          The selected financial data set forth in the following table are derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and cover each of the years in the five-year period ended December 31, 2005. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,

	2001	2002	2003	2004	2005

	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:

Revenues	$24,852	$18,394	$34,421	$54,831	$73,777
Cost of revenues	45,682	13,005	20,755	32,227	52,487

Gross profit (loss)	(20,830)	5,389	13,666	22,604	21,290

Operating expenses:

Research and development	15,215	10,101	9,346	9,772	10,713
Less: grants and participations	2,660	1,870	1,976	2,293	1,752

Research and development, net	12,555	8,231	7,370	7,479	8,961

Selling and marketing	13,908	10,202	9,967	11,841	13,629

General and administrative	7,569	2,761	2,482	2,485	3,200
Restructuring and non-recurring income	4,750	83	(704)	--	--

Total operating expenses	38,782	21,277	19,115	21,805	25,790

Operating profit (loss)	(59,612)	(15,888)	(5,449)	799	(4,500)
Financing income, net	2,769	1,528	1,159	674	607
Other financial expenses - non-cash charge relating to puttable warrant	--	--	(3,432)	--	--

Other income	--	--	--	141	66

Net income (loss)	(56,843)	(14,360)	(7,722)	1,614	(3,827)

Basic net earnings (loss) per share	$(2.69)	$(0.64)	$(0.33)	$0.06	(0.15)

Diluted net earnings (loss) per share	$(2.69)	$(0.64)	$(0.33)	$0.06	(0.15)

Weighted average number of shares used in computing basic earnings (loss) per share	21,099,336	22,375,939	23,063,160	25,066,937	26,137,121

Weighted average number of shares used in computing diluted earnings (loss) per share	21,099,336	22,375,939	23,063,160	28,069,844	26,137,121

Amortization of deferred stock compensation presented in previous years was reclassified in the relevant expense line.

All outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,

	2001	2002	2003	2004	2005

	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$53,721	$43,173	$39,046	$37,801	33,022
Working capital	55,361	30,386	30,481	38,827	34,871
Total assets	72,086	61,640	62,428	73,111	73,992
Total long term debt	1,511	1,825	2,451	2,986	3,424
Shareholders’ equity	60,619	49,266	48,683	52,187	49,189

Risk Factors

Risks Relating to Our Business

We have a history of operating and net losses. We may not operate profitably in the future.

          Although we reported a profit in 2004, we incurred operating and net losses in every fiscal year from our inception through 2003 and in 2005, and we may incur losses in the future. We reported net losses of $56.8 million for 2001, $14.4 million for 2002, $7.7 million for 2003 and $3.8 million for 2005. As of December 31, 2005, our accumulated deficit was $128.2 million. In order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our sales do not increase or if our expenses increase at a greater pace than our revenues, continuing profitability may not be achieved. We may not be able to sustain or increase profitability on a quarterly or annual basis.

Our quarterly financial performance is likely to vary significantly in the future. Our revenues and operating results in any quarter may not be indicative of our future performance. It may therefore be difficult for investors to evaluate our prospects.

          Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any quarter. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Since large orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for a particular quarter may reach levels that may not be sustained in subsequent quarters. Thus, our revenues and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to evaluate our prospects.

Our products have lengthy sales cycles. This adds cost to our sales efforts and uncertainty as to their results.

          Our products have lengthy sales cycles. For example, it typically takes from six to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. Because of this, we are often required to devote more time to, and spend more money on, marketing our products than would be necessary if sales were made more quickly. In some instances, we participate in competitive bids in tenders issued by existing or prospective customers. A tender process can continue for many months until a decision is made.

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

We rely on a limited number of contract manufacturers to manufacture our products. This could result in a disruption in supply of these products.

          We outsource the majority of our manufacturing processes to contract manufacturers. We do not have long-term contracts with all of these contract manufacturers. We have experienced and may in the future experience delays in shipments from these manufacturers. This could delay product shipments to our customers. Our manufacturers may themselves in the future experience other manufacturing problems, including inferior quality and insufficient quantities of components. These delays, quality problems and shortages could result in delayed deliveries, penalties, equipment replacement costs and possible cancellation of orders. If our manufacturers experience financial, operational, manufacturing capacity or other difficulties, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs. Moreover, qualifying new manufacturers and commencing volume production is expensive and time consuming. If we are required or choose to change manufacturers, our sales and our customer relationships may suffer.

Our contract manufacturers obtain some of the components included in our products from a single source or a limited group of suppliers. If they lose any of these suppliers, we may experience production delays and a substantial loss of revenue.

          Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single source supplier. Their dependence on a limited number of suppliers subjects us to the following risks:

•

The component suppliers could increase component prices significantly at any time and with immediate effect. This would increase component procurement costs and could result in reduced gross margins for us.

•

The component suppliers may themselves experience shortages in components and interrupt or delay their shipments to our manufacturers. This may delay our product shipments to our customers and result in penalties and/or cancellation of orders for our products.

•

The component suppliers could discontinue the manufacture or supply of components used in our systems. If this occurs and we or our manufacturers are unable to develop alternative sources for components, we might need to modify our products. This would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and force us to accept lower gross margins.

•	Our manufacturers may purchase more inventory than is immediately required to compensate for potential component shortages or discontinuation. Such inventory can become obsolete.

Our business depends in part on original equipment manufacturers.

The success of the sales of our products currently depends in part on existing relationships with original equipment manufacturers. A portion of our systems is sold to and through such OEMs rather than directly to carriers. The sale of our products depends in part on the OEMs’ active marketing and sales efforts as well as the quality of their post-sales support. Sales through the OEMs’ channels expose our business to a number of risks, each of which could result in a reduction in the sales of our wireless products. We face the risks of termination of these relationships, or consolidation of some of these OEMs, or financial problems they might face, as well as the promotion of competing products or emphasis on alternative technologies by these OEMs, turning them into competitors rather than our partners. Any of the foregoing may result in decline in the purchase of our products. In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from OEMs’ sale of these products with their own brand names, or from our inability to enter into relationships with additional OEMs that would give us better penetration to existing and potential markets. If any of these risks materialize, we will need to develop alternative methods of marketing these products. Until we do so, sales of our products may decline.

If sufficient demand for our wireless products does not develop, we will not be able to generate significant revenues and we may not be profitable on an annual basis.

          The acceptance of the wireless equipment which we and our competitors sell as a means of delivering data, video and voice traffic will depend upon numerous factors, including:

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

If we do not succeed in developing and marketing new and enhanced wireless products that keep pace with technological developments and our customers’ needs, our revenues may not increase.

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

          We are continuously seeking to develop new products and enhance our existing products. Developing new products and product enhancements requires significant capital expenditures and research and development resources and we are therefore being much more selective in these investments. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner.

We face intense competition from other wireless equipment providers. Our failure to compete effectively could hurt our sales.

          The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business. A number of communications equipment suppliers, including (in alphabetical order) Alcatel, Dragonwave, Harris Corporation, Huawei Technologies, L.M. Ericsson, Motorola NEC, Nera, Stratex Networks, SIAE, Siemens and ZTE, as well as other companies offer or are developing products that may compete with our products.

          Some of our competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. Some also have greater name recognition and a larger customer base than we have. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. Some of our competitors have product lines that compete with ours, and are also through which we market and sell our products on an original equipment manufacturer (OEM) basis. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. We expect to face increasing competitive pressures from both current and future competitors. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly. We also expect that industry consolidation will increase competition.

          We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including price, quality, availability, manufacture by contract manufacturers, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We cannot assure you that we will have the financial resources, technical expertise, or marketing, sales, distribution and customer service and support capabilities to compete successfully.

Competition and current market conditions have resulted in downward pressure on the prices for our products, which could result in decreased revenues.

          We participate in a highly volatile industry that is characterized by vigorous competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and growing competition both from start-up companies and from well-capitalized telecommunication systems providers. Manufacturers of digital microwave telecommunications equipment are experiencing price pressure, which has resulted in downward pricing pressure on our products. Our future profitability is dependent upon our ability to improve manufacturing efficiencies, reduce costs of materials used in our products, and to continue to introduce new products and product enhancements. Pricing is affected by other factors as well, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation. Any inability by us to effectively respond to price pressures may harm our business, financial condition and results of operations.

We also face intense competition from broadband technologies that compete with wireless transmission which could hurt our sales.

          Our products also compete to a certain extent with other high-speed communications solutions, including fiber optic lines, free space optics, low to medium capacity point-to-point radios and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. In addition, customers may wish to use transmission frequencies for which we do not offer products and therefore such customers turn to our competitors to fulfill such needs. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

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

Line-of-sight limitations inherent in wireless products may limit deployment options and have an adverse affect on our sales.

          Our wireless products require a direct line-of-sight between antennas, potentially limiting the ability of our customers to deploy them in a cost-effective manner. Because of line-of-sight limitations, service providers often install wireless equipment on the rooftops of buildings and on other tall structures. Communications service providers must generally secure roof rights from the owners of each building or other structure on which our products are installed. Any inability to obtain roof rights easily and cost effectively may cause a delay in deployment and increase the installation cost of our products or may cause customers not to choose to install wireless equipment.

Due to uncertainty and possible delays in deployment of advanced cellular and other networks, our revenues could be lower than expected due to delayed purchasing decisions by cellular and other customers for our products.

          We have significantly increased sales to customers in the cellular market to support wireless requirements for third generation cellular networks. For sales in the cellular market, any delays by cellular providers in their third generation network deployment schedules could result in lower than expected revenues for us, since any such deployment schedule delays could result in delayed purchasing decisions by such customers.

Due to our significant volume of international sales and our rapid expansion into new markets, we are susceptible to a number of political, economic and geographic risks that could harm our business if they occur.

          We are highly dependent on sales to customers outside the United States. We expect that international sales will continue to account for the majority of our sales for the foreseeable future. As a result, the occurrence of any international, political, economic or geographic events that adversely affects our business could result in significant revenue shortfalls.

          Any such revenue shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks and challenges of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws;

•	general economic and geopolitical conditions, including inflation and trade relationships; and

•	payment delays and uncertainties.

•	war and acts of terrorism

The unpredictability of our quarter-to-quarter results may harm the trading price of our ordinary shares.

          Our quarterly operating results may vary significantly in the future for a variety of reasons, many of which are outside of our control, and any of which may harm our business. These factors include:

•	volume and timing of product orders received and delivered during the quarter;

•	our ability, and the ability of our contract manufacturers, to manufacture products on time;

•	our ability and the ability of our key suppliers to respond to changes made by customers in their orders;

•	timing of new product introductions by us or our competitors;

•	changes in the mix of products sold by us;

•	cost and availability of components and subsystems;

•	downward pricing pressure on our products;

•	adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	ability of our customers to obtain financing to enable their purchase of our products;

•	fluctuations in foreign currency exchange rates;

•	regulatory developments; and

•	general economic conditions in the United States and internationally.

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

Following the implementation of SFAS No. 123R, we are required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which is a revision of SFAS No. 123 originally issued in 1995 (SFAS 123). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized as an expense while SFAS 123R requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of adoption of Statement 123(R) cannot be predicted because it will depend on levels of share-based payments granted in the future. However, had we adopted this standard in prior periods, we may have recorded a material amount as compensation expense, which would have had a material adverse effect on our profitability. In addition, if as a result of SFAS 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

We are exposed to additional costs associated with complying with increasing and new regulation of corporate governance and disclosure standards.

          As a public company, we will be spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and Nasdaq National Market rules. Particularly, as a foreign private issuer, we will need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. Section 404 requires management’s annual review and evaluation of our internal controls over financial reporting, and possibly attestation of the effectiveness of our internal controls over financial reporting by management and our independent public accounting firm in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006, and with each subsequently filed annual report on Form 20-F. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will result in additional accounting and legal expenses. In addition, if we are unable to implement required changes within the time limit imposed by Section 404, it could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

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

We are increasingly engaged in supplying post-delivery services to our customers, often in developing nations, which are subject to acceptance testing procedures. Any loss of products and delay or failure in such acceptance tests would significantly affect our revenues and operating expenses. In addition, we face intense competition from other equipment and services providers in supplying such services. Our failure to compete effectively could adversely affect our revenues.

          As we continue to expand our geographic footprint, we are increasingly engaged in supplying post delivery services for our customers, often in developing nations. We may act as prime contractor and equipment supplier for network build-out projects and provide installation, supervision and testing services required for these projects or we may provide such services and equipment for projects handled by system integrators. We typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the products do not pass the acceptance tests, the end user or the system integrator, as the case may be, could refuse to pay us and we would incur substantial costs, including fees owed to our subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

          The competition for providing the services described above to end users and system integrators is intense and is subject to factors similar to those described in the section above regarding competition from wireless equipment providers. We cannot assure you that we will have the financial resources, technical expertise, or marketing, sales, distribution and customer service and support capabilities to compete successfully.

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

          Our products operate primarily on government-licensed radiospectrum frequencies. Users of our products must either have a license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. If unable to secure such a license, a customer or end-user may not deploy a wireless network using our products. If a license holder of such radiospectrum frequency files for liquidation, dissolution or bankruptcy, substantial time could pass before those licenses are transferred, canceled, reissued or made available by the applicable government licensing authority. Until the licenses are transferred, canceled, reissued or otherwise made available, other operators may be precluded from operating in such licensed frequencies, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain frequencies, demand for our products may decrease as well.

If there is a change in government regulation, or if industry standards change, the potential markets for our products may become limited and we may need to modify our products. This may increase our product costs and adversely affect our ability to become profitable.

          The emergence or evolution of regulations and industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our systems. This may be expensive and time-consuming. Radio frequencies are subject to extensive regulation under the laws of the United States, foreign laws and international treaties. Each country has different regulations and regulatory processes for wireless communications equipment and uses of radio frequencies. Any failure by regulatory authorities to allocate suitable, sufficient radio frequencies to potential customers in a timely manner could negatively impact demand for our products and may result in the delay or loss of potential orders for our products. In addition, if new industry standards emerge that we do not anticipate, our products could be rendered obsolete. There may be regulatory restrictions imposed due to environmental or health concerns, such as restrictions imposed on the location and number of outdoor antennas.

There may be health and safety risks relating to wireless products.

          In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Our wireless communications products emit electromagnetic radiation. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations.

Our products may not meet the new European governmental regulations, including environmental standards, required for their sale, which may negatively affect our sales.

          Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/EC on Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHS” Directive), requires products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances, will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires produces of electrical and electronic equipment to register in different European countries and provide collection and recycling facilities for used products. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

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

          Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. We currently rely upon a combination of trade secrets, trademark, copyright and contractual rights to protect our intellectual property. In addition, we enter into confidentiality and invention assignment agreements with our employees, and enter into non-disclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third party development of similar technologies. In the event that such intellectual property arrangements are insufficient, our business, financial condition and results of operations could be harmed. We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

          The wireless telecommunications industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We are involved in discussions regarding the licensing of the intellectual property of another party, but we are not able to estimate the outcome of such discussions. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages, cease the licensing of allegedly infringing technology or the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

Our non-competition agreements with employees may not be enforceable. If any of our employees leaves us and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

          Our non-competition agreements with permanent employees prohibit these employees from directly competing with us or working for our competitors. However, under current law or possible changes in the law, we may not be able to enforce these agreements to their fullest extent. If we are unable to enforce any of these agreements, our competitors may employ our former employees and benefit from the expertise our former employees gained while working for us.

Due to the size of their shareholdings, some of our shareholders, including Yehuda and Zohar Zisapel, have significant influence over matters requiring shareholder approval. This could delay or prevent actions that require shareholder approval.

          As of March 31, 2006, Yehuda and Zohar Zisapel, who are brothers that do not vote as a group and who do not have a voting agreement, beneficially owned, directly or through entities they control, 23.2% of the outstanding ordinary shares. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, they may be able to elect our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

          We do not believe that during 2005 we were a passive foreign investment company. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to produce and sell our products. This could result in a decrease of our revenues.

          Our principal offices, manufacturing facilities, subcontractors and research and development facilities are located in Israel. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products. Such events could have a material adverse effect on our operations and business.

          Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. We believe that the boycott has not had a material adverse effect on us. However, the boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could adversely affect us.

          Some of our executive officers and employees in Israel are, unless exempt, obligated to perform annual military reserve duty, depending on their age and position in the army. Additionally, they may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

          We do not believe that the political and security situation in Israel has had any material impact on our business to date. However, we can give no assurance that it will not have such effect in the future.

Since a majority of our revenues is generated in U.S. dollars while a portion of our expenses is incurred in new Israeli shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the U.S. dollar.

          A majority of our revenues are in U.S. dollars, while a portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations and would therefore have an adverse effect on our dollar-measured results of operations.

Since we receive Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies outside of Israel.

          We currently receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the “OCS”) for the financing of a significant portion of our research and development expenditures in Israel. In 2003, 2004 and 2005, we received or accrued OCS grants totaling approximately $2.0 million, $2.3 million and $1.8 million, representing approximately 22%, 24% and 16%, respectively, of our total research and development expenditures in these periods. To maintain our eligibility for these grants we must continue to meet several conditions under the grant programs, including paying royalties with respect to the grants received. If we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any payments previously received, together with interest and penalties.

          In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel, if such products or technologies were developed using know-how developed with or based upon OCS grants. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to pay higher royalties to the OCS. Any non-Israeli who becomes a direct holder of 5% or more of our share capital is generally required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

          The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to investment programs at our manufacturing facility in Tel Aviv. When we begin to generate taxable income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

The tax benefits available to approved enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability.

          The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved program and tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability.The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003 and until January 1, 2006. This would increase our expenses.

          The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1.0% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including Ceragon, and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. Based on advice from Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot provide any assurance that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on our business operations of the amendment to the Stamp Duty Law, it could adversely affect our results of operations.

          Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

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

A. History and Development of the Company

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

          In the years ending December 31, 2005, 2004 and 2003, our capital expenditures were $0.9 million, $0.7 million and $0.4 million, respectively, and were spent primarily on production equipment and leasehold improvements. These capital expenditures were financed by the proceeds from our initial public offering and our financings. We have no current commitments for capital expenditures.

B. Business Overview

          We design, develop, manufacture and sell high-capacity, point-to-point wireless backhaul solutions for cellular operators, fixed operators and private networks and enterprises. Our products provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than fiber optic lines. Our products operate over multiple frequency bands of up to 60 GHz, including frequencies that are licensed by various countries in North America, Europe, Middle East, Africa, Latin America and the Asia-Pacific region for use by the end customer and some that are unlicensed.

          We primarily target fixed and mobile communications service providers and private networks and enterprises that require high capacity connectivity. To date, our products have been commercially deployed in approximately 70 countries by service providers and private customers, including local telephone companies and cellular telephone service operators, and large and medium corporate organizations. Cellular operators use our products to connect their cell sites or switch locations and to provide backhaul. Fixed operators use our products as an integral part of their high-capacity metropolitan ring and access networks. Private networks and enterprise customers, which include universities, financial institutions, corporate campuses, governments, and hospitals, use our equipment for their internal data and telecommunications needs. We sell our products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

          In general, the telecommunications equipment business is seasonal to the extent that sales or order intake in the first quarter of each calendar year are typically lower than in other quarters. Nevertheless, our historical results of operations do not reflect such seasonality.

          Products

          Our product consists of an outdoor unit, an indoor unit, a compact high-performance antenna and our network management system. The antenna transmits and receives microwave radio signals. The outdoor unit controls the power transmission, converts IF signals to RF signals and vice versa, and provides an interface between the antenna and the indoor unit. The outdoor unit is enclosed in a compact weather-proof enclosure, which is fastened to the antenna. The antenna is mounted on a pole which is typically mounted on a rooftop, tower or the side of a building. The indoor unit is connected to the outdoor unit by a standard coaxial cable. The indoor unit:

•	converts the transmission signals from digital to IF/radio and vice versa;

•	processes and manages information transmitted to and from the outdoor unit;

•	aggregates multiple transmission signals; and

•	provides the physical interfaces to the wireline network.

          An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which may extend across a distance of 40 miles and more. The specific distance depends upon the customer’s requirements, the modulation scheme chosen, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management software or can be interfaced to the management network system of the service provider. The systems are available in both split-mount and all-indoor installations

          We market our products under the trademark FibeAir®. The FibeAir products utilize multiple modulation schemes, which increase the flexibility of our products by giving service providers the ability to choose between increased range and increased spectral efficiency. The FibeAir family includes the following products:

          FibeAir 1500P. The FibeAir 1500P system provides from 155 to 622 Mbps of transmission capacity for SDH/SONET interfaces. The 1500P transmits over a 28/50/56 MHz channel using single or dual independent, hot swappable carriers with optional cross-polar interference canceller (XPIC) mechanism. Each carrier is equipped with a built-in software configurable modem, allowing16, 32, 64, 128 or 256 QAM modulation schemes for improved spectrum utilization.

          FibeAir IP-Max. The FibeAir IP-Max is the Company’s new wireless Native Ethernet solution. The system provides from 50 to 800 Mbps of transmission capacity for Fast Ethernet and Gigabit-Ethernet interfaces combined with scalable and dynamic bandwidth allocation of TDM interfaces. The FibeAir IP-Max answers the need of operators for the higher capacities required for providing enhanced IP-based services. It operates in the frequency range of 6-38 GHz and is equipped with built-in XPIC and software configurable modulation allowing QPSK and 16 to 256 QAM. The FibeAir IP-MAX is available with optional AES encryption capability.

          FibeAir 1500HP. The FibeAir 1500HP is the Company’s long haul wireless system.The system offers embedded space diversity with dual receiver architecture, extremely high transmit power and IF combining algorithm intended to provide superior performance and errorless transmission. For operators this means a reliable, easily deployed solution that can use less equipment and smaller antennas, providing substantial savings on initial investments and operational expenditures. The system operates in the frequency range of 6-11 GHz and is equipped with built-in XPIC, software configurable modulation allowing QPSK and 32 to 256 QAM, and configurable bandwidth from 10 to 40 MHz.

          FibeAir 3200T. The FibeAir 3200T provides wireless high capacity data transmission over long distances, in a wide variety of network capacities, frequencies and configurations. FibeAir 3200T operates in the frequency range of 6-11 GHz and can be easily upgraded from 45 Mbps up to N+N x 155 Mbps. The system components are all indoor and installed in ETSI or standard 19 inch rack.

          FibeAir 10060. The FibeAir 10060 system provides full rate Gigabit Ethernet (1.25 Gps) transmission capacity over a license-exempt, 60 GHz channel. This system allows low-cost installation by avoiding spectrum licensing processes and may be used for transmission over short distances of up to 5000 feet

          FibeAir 4800. The FibeAir 4800 system is designed to provide up to 48 Mbps of aggregate capacity over license-exempt channels in the 2.4GHz to 5.85 GHz range. This system may be used for transmission over distances up to 50 miles and offers integrated Fast Ethernet and N x E1/T1 interfaces.

          End-to-End Network Management. Ceragon provides state-of-the-art management based on SNMP. Our management applications are written in Java code and enable management functions at both the element and network levels. The applications run on Windows 2000/2003/XP and Sun Solaris.

•

CeraView® is Ceragon’s SNMP-based EMS (Element Management System) that enables the operator to perform element configuration, RF and SDH performance monitoring, remote diagnostics, alarm reports and more. CeraView integrates with different 3rd party NMS (Network Management System) platforms to provide end-to-end system management.

•

PolyView™ is Ceragon’s NMS server that includes CeraMap™, its friendly yet powerful client graphical interface. PolyView can be used to update and monitor network topology status, provide statistical and inventory reports, define end-to-end traffic trails, download software and configure elements in the network. In addition, it can integrate with Northbound NMS platforms, to provide enhanced network management.

          Our Solutions

          Our wireless solutions possess the following capabilities:

•

High-Speed Communications. Our products enable the delivery of full-duplex, high-speed Internet access and integrated data, video and voice communications at transmission speeds of 50-800 Mbps with the licensed bands and speed of up to 1.25 Gbps with the unlicensed frequency bands. Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

•

Cost Effectiveness. Our products avoid the high costs associated with the deployment of fiber optic networks, including the cost of digging up streets, and obtaining municipal permits and rights of way to lay fiber optic lines. It has been estimated that digging costs for laying fiber optic lines in metropolitan areas are approximately $130 thousand per mile. Our wireless products further reduce costs because, unlike fiber optic lines, our products can be redeployed and reused at a negligible cost if the customer needs a change.

•

Rapid Deployment and Time to Market. Service providers can deploy our products and provide their business subscribers with broadband access within a matter of hours. Our products are light-weight, compact and easy to install and maintain. Our product set-up and configuration, including operating frequency channel, is determined by our management software. This feature simplifies the installation process and reduces installation time. Our products can be installed on rooftops, towers, or on the sides of buildings more quickly than fiber optic networks (the latter may require months or years to deploy). Rapid deployment enables service providers to roll out service to subscribers and generate revenues quickly.

•

Spectral efficiency. With FibeAir platforms, traffic capacity throughput and spectral efficiency are optimized for the desired channel bandwidth. For maximum flexibility on the part of the user, channel bandwidths can be selected together with a wide range of modulations. High spectral efficiency is ensured by choosing the same bandwidth for double the capacity, via two carriers with vertical and horizontal polarizations. This feature is implemented by a built-in XPIC mechanism.

•

Optimization for high capacity and long haul. Ceragon’s innovative long-haul products were designed as a wireless networking solution for end-to end, long distance connectivity allowing the deployment of voice and data services for fixed and mobile backhaul networks. Our long-haul products can be installed as split-mount radio to be truly or all-indoor radio installation. Ceragon’s unique embedded space diversity with dual receiver architecture, extremely high transmit power and IF combining algorithm guarantee superior performance and errorless transmission. For operators this means a reliable solution that can use less equipment and smaller antennas, providing substantial savings on initial investments and operating expenses.

•	Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world, including Ethernet, IP, SONET/SDH and ATM protocols.

•

Variety of Frequency Bands. Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various frequency bands in each region, although in some cases, a customer may be able to operate in a band which is exempt from licensing processes. The regulated bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area. Our products operate in the 6, 7, 8, 11, 13, 15, 18, 23, 26, 28, 29, 31, 32 and 38 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. In addition, some of our products are designed to operate in the 2.4 - 5.85 GHz and 60 GHz unlicensed frequency bands.

•

Meet Multiple Regulatory Standards. We design our products to meet North American and European standards. The European standards have been developed by the European Telecommunications Standards Institute, commonly referred to as ETSI, and have been adopted in most countries excluding those in North America. With some minor modular modifications, any of our products originally assembled to comply with North American standards may be easily adapted by service providers for compliance with European standards and vice versa. The international compatibility of our products makes them attractive to global service providers and equipment vendors that deploy communications networks in North American and international markets. Global service providers and equipment vendors that invest significant time and effort in studying, testing and approving our products prior to their deployment in communications networks in North American or international markets may deploy our products on a more expedited basis in communications networks in the other markets as well.

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

•

Scalability and Flexibility. We design our products to enable service providers to deploy them incrementally as demand for their services increases. This allows the service providers to match capital outlays with subscriber growth. Our customers can establish a wireless broadband network with a relatively low initial investment, in comparison with fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

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

•

Encryption. In the security area, we offer a built-in, AES-based encryption solution. Our user-friendly EncryptAir™ solution has been validated by the National Institute of Standards and Technology (NIST).

•

Multiple Modulation Schemes. The FibeAir product family utilizes multiple modulation schemes, including QPSK, 16, 32, 64, 128, and 256 QAM enabling broadband wireless service providers to choose between increased range and increased spectral efficiency.

          These benefits may be offset by the following disadvantages and limitations of our wireless solutions, which are common to competing wireless point-to-point telecommunications products. Such disadvantages include:

•	Extreme Weather Conditions. Our products may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes.

•

Line-of-Sight Limitations. Since our products require a direct line-of-sight between antennas, service providers often install our products on cellular antenna towers, rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof or other property rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation cost of our products or cause service providers not to install broadband wireless equipment.

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

          Network Applications

          Our FibeAir products are deployed in various network applications, based on the network architecture and communications transmission requirements of our customers. These networks include:

          IP/Fast Ethernet/Gigabit Ethernet Networks. Internet protocol, or IP, is the transmission standard designed for use in interconnected systems of packet-switched communication systems and in use for private data and Metro Ethernet networks for a variety of applications. Our products offer a native Fast and Gigabit Ethernet wireless transmission with fiber-like quality. With the highest available throughput on the market, this native Ethernet solution with ultra-low latency is optimized for IP-based applications including IP-DSLAM connectivity for voice over IP, Internet and video services, WiMAX backhauling and any delay-sensitive application. Our carrier class products are upgradeable, with capacities starting from 50 to 800 Mbps. Our products deliver Gigabit Ethernet for ultra-high capacity IP connections in metropolitan rings, high-speed access connections and private networks over 800 Mbps system and deliver two Fast Ethernet channels over a single 200 Mbps system where dynamic bandwidth allocation is used to share the overall capacity between the two Fast Ethernet channels. Each Fast Ethernet channel can provide a separate, secure connection to a business subscriber. With a built-in Layer 2 switch to provide Fast Ethernet traffic aggregation, Quality of Service and multi-service transport of data and voice interfaces over a single radio carrier, we substantially reduce the service provider’s costs by eliminating the need to purchase external equipment or double the links.

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

          Customer Service and Support

          We are committed to providing our customers with high levels of service and support. We support our products with documentation and training courses tailored to our customers’ various needs. Our sales and network field engineering services personnel work closely with customers, third party integrators and others to coordinate network design, ensure successful installation and provide continuous customer support. We are increasingly engaged in projects in which we supply, either directly or through subcontractors, the required installation, supervision and testing services. We provide technical assistance and customer support 24 hours a day, 7 days a week. We have the capability to remotely monitor the in-network performance of our products and diagnose and address problems that may arise. We assist our customers in utilizing our network management software within their own internal network operations control centers.

          Customers and Markets

          We began selling our products commercially during the second half of 1998. Our products are currently used by more than 150 customers in approximately 70 countries.

          Our sales to customers are based on written purchase agreements or purchase orders.

          Our principal end-user customers are cellular operators, fixed operators, and private networks and enterprises, such as financial institutions, hospitals, universities, corporations and governments. We target three principal applications for our products:

•	providing cellular operators with flexible, high-capacity backhaul solutions that enable operators to expand their networks and offer advanced services;

•

providing independent local exchange carriers (ILECs) the means for providing voice over IP, Internet and video services and enabling fixed wireless operators to meet the demand for advanced IP solutions such as WiMAX/WiFi for mesh area networks; and

•

providing the private networks market with systems that meet the high-capacity needs of data-rich applications and that can be rapidly deployed in a wide range of public and enterprise environments for public safety, disaster recovery and business continuity.

          The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

Region	2003		2004		2005

	(%	)	(%	)	(%	)
North America	27		30		27
EMEA*	59		40		49
Asia-Pacific	9		26		13
Latin America	4		4		11

* Europe, Middle East, and Africa

          Distribution Channels

          In 2005, as in previous years, we sold our products through direct sales, distributors, third-party integrators and original equipment manufacturers.

          Our international direct sales force is located in our offices around the world. Our sales efforts are augmented in many cases by local agents and distributors. We entered into a strategic alliance with Nokia Corporation as an OEM distributor of our equipment, and we plan to invest additional efforts in the development of such alliances in order to provide greater access to our target markets.

          The principal goal of our marketing program is to educate existing and potential customers about the capabilities and benefits of our products. We are also committed to developing and enhancing the awareness of our company and our products. Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

          Manufacturing and Assembly

          Our manufacturing process consists of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping. We employ an outsourced manufacturing strategy that relies on contract manufacturers to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. We have outsourced the majority of our manufacturing operations to contract manufacturers in Israel and the Philippines. We have retained some manufacturing operations at our facilities in Tel Aviv. During the second half of 2006, we expect to cease our manufacturing operations in Tel Aviv together with the phase-out of our legacy FibeAir 1500 products.

          The raw materials for our products come primarily from the United States, Europe and Asia. At the beginning of 2006, we and our contract manufacturers experienced delays in manufacturing products due to worldwide shortages of certain components. We cannot assure you that such shortages will not occur again in the future.

          We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 9002, and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.

          Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHS” Directive will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. The “WEEE” Directive requires produces of electrical and electronic equipment to register in different European countries and provide collection and recycling facilities for used products. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

          Competition

          The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

          We compete with a number of wireless equipment providers in the U.S. and other countries that vary in size and in the types of products and solutions they offer. Our primary competitors are companies that offer point-to-point wireless network solutions, including Alcatel, Harris Corporation, L.M. Ericsson, NEC, Nera, Stratex Networks, SIAE and Siemens, as well as a number of other companies, such as Huawei Technologies, Motorola and ZTE, that offer or are developing products that compete with ours. We believe we compete principally on the basis of:

•	product performance, design, features and interoperability;

•	product quality and reliability;

•	price;

•	ability to deliver products on a timely basis; and

•	technical support and customer service.

•	ability to carry out installation projects

•	ability to offer or participate in offering complete solutions

          Our products also compete with other high-speed communications solutions, including fiber optic lines, free space optics (to a limited extent) and other wireless technologies.

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

          Israel and the European Union concluded a free trade agreement in 1975 which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. In January 1993, an agreement was entered into between Israel and the European Free Trade Association, known as the EFTA, establishing a free-trade zone between Israel and EFTA nations. In 1995, Israel entered into a new agreement with the European Union, which includes modified rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

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

                    General Corporate Tax Structure in Israel

          Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to investments in “approved enterprise”, as described below) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

          However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See “The Law for the Encouragement of Capital Investments, 1959” below.

                    The Law for the Encouragement of Capital Investments, 1959

                    Tax Benefits before the 2005 amendment

          The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See “Tax Benefits under the 2005 Amendment” below regarding an amendment to the Investments Law that came into effect in 2005.

          Each certificate of approval for an approved enterprise, received upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

          Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rates, for the benefit period. This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

          A company owning an approved enterprise may elect to forego certain government grants extended to an Approved Enterprise in return for an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. This limitation does not apply to the exemption period.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven). Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years). The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors’ company.

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

          The Investment Center has granted approved enterprise status to three investment programs at our manufacturing facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from these programs. We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income after the commencement of production and will be subject to a reduced company tax of up to 25% for the subsequent period of five years, or up to eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

                    Tax Benefits under the 2005 Amendment

          On April 1, 2005, an amendment to the Investments Law (the “Amendment”) came into force. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, whose benefits will remain as they were on the date of such approval. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the company’s previous year of commencement of benefits under the Investment Law (prior to the Amendment).

          The Company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision. However, if the Company is granted any new benefits in the future, they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

          The amendment simplifies the approval process: according the amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 31, 2007.

          Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

          The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

          Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20M in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

          The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the definition of “foreign investment” will take effect retroactively from 2003.

                    Grants under the Law for the Encouragement of Industrial Research and Development, 1984

          The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”), pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law.

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

          In June 2005, an amendment to the R&D Law came into effect, which intends to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below.

          The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

          The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to pay higher royalties to the OCS.

          The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior OCS approval. The OCS may approve the transfer of OCS-funded know-how outside Israel, in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

          The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the R&D Law. In addition, the rules of the OCS may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law.

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

          However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period if the R&D is for the promotion or development of the company.

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

          Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:

•	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

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

                    Special Provisions Relating to Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•

When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

•

If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income (termed the “inflation supplement”). The inflation supplement will only be added to the corporate income but not to other types of income such as capital gains.

•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•

Capital gains on certain traded securities, which are generally taxed at a reduced tax rates for individuals and are taxable at the corporate tax rate in specified circumstances. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer includes provisions in this regard.

          The Israeli Income Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have elected to base our tax returns on our operating results in U.S. dollars as reflected in our financial statements.

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

          Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

C. Organizational Structure

          We are an Israeli company that commenced operations in 1996. The following is a list of our subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks (Aus) Pty Ltd	Australia	100%
Ceragon Networks do Brasil Limitada	Brazil	100%
Ceragon Networks (UK) Limited	England	100%
Ceragon Networks SARL	France	100%
Ceragon Networks (HK) Limited	Hong Kong	100%
Ceragon Networks (India) Private Limited	India	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks (Philippines), Inc.	Philippines	100%

D. Property, Plants and Equipment

          Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 55,000 square feet in Tel Aviv, Israel. The leases for this space are valid until May 2007, with an option to renew for an additional one-year period.

          In the United States, we lease approximately 5,100 square feet in Paramus, New Jersey, for our North American headquarters. The lease in Paramus is valid until September 2008. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. We also lease space for our local subsidiaries to conduct sales and marketing activities in in their respective regions.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that appear elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

          We design, develop, manufacture and sell high-capacity wireless backhaul solutions for cellular operators, fixed operators and private networks and enterprises.

          A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars. In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. We use the dollar as our functional currency. Transactions and balances in other currencies are remeasured into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as financial income or expense, as applicable. Our consolidated financial statements are prepared in dollars.

          We expect our operating results to fluctuate in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

          Revenues. We generate revenues from the sale of our products, those of other parties and services. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin No. 104 and FASB’s Emerging Issue Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Elements.” We price our products on a per unit basis according to a price list. However, the final price to the customer may vary according to various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation. We sell our products directly and through distribution channels worldwide. In 2005, approximately 27% of our revenues were generated in North America, 49% were generated in Europe, Middle East, and Africa, 13% were generated in the Asia-Pacific region and 11% were generated in Latin America.

          Cost of Revenues. Our cost of revenues consists of the prices we pay contract manufacturers for the products they manufacture for us, component and material costs, labor costs, subcontractor fees, royalties, estimated warranty costs, overhead related to manufacturing and depreciation of manufacturing equipment, shipping and royalties to the Government of Israel in connection with grants we received from the Chief Scientist. Our gross profit is affected by the selling prices for our products and the cost of revenues.

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

          Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions, and promotional materials.

          General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance and human resources personnel, professional fees, insurance, provisions for doubtful accounts and other general corporate expenses.

          Financial Income, Net. Our financial income, net, consists primarily of: interest earned on bank deposits and marketable securities; gains and losses arising from the translation of monetary balance sheet items denominated in non-dollar currencies into dollars; gains and losses from our currency hedging activity; and fees and commissions paid to banks.

          Taxes. See “Israeli Tax Considerations and Government Programs” in Item 4 for a discussion of tax and other laws applicable to the Company. We have accumulated operating loss carry-forwards and therefore we have no tax expense.

Results of Operations

          The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.*

	2003	2004	2005

Revenues	100.0%	100.0%	100.0%
Cost of revenues	60.3	58.8	71.1

Gross profit (loss)	39.7	41.2	28.9

Operating expenses
Research and development	27.2	17.8	14.5
Less: Grants and participations	5.7	4.2	2.4

Research and development, net	21.4	13.6	12.1
Selling and marketing	29.0	21.6	18.5
General and administrative	7.2	4.5	4.3
Restructuring and non-recurring expenses (income), net	(2.0)	--	--

Total operating expenses	55.5	39.8	35.0

Operating income (loss)	(15.8)	1.5	-6.1
Financial income, net	3.4	1.2	0.8
Other financial expenses - non-cash charge relating to puttable warrant	(10.0)	--	--

Other Income	--	0.3	0.1

Net income (loss)	(22.4)	2.9	(5.2)

*The amortization of deferred stock compensation was reclassified in the relevant expense line.

Years Ended December 31, 2004 and 2005

          Revenues. Revenues increased from $54.8 million for the year ended December 31, 2004 to $73.8 million for the year ended December 31, 2005, an increase of $19.0 million, or 34.6%. Quarterly revenues increased sequentially during 2005 from $16.8 million in the first quarter to $20.1 million in the fourth quarter. This increase was attributable, as in previous years, primarily to increased sales to cellular and fixed operators and private networks and enterprises in a growing number of countries.

          Cost of Revenues. Cost of revenues increased from $32.2 million for the year ended December 31, 2004 to $52.5 million for the year ended December 31, 2005, an increase of $20.3 million, or 62.9%. This increase was attributable to two factors: (a) increased materials consumed in connection with our increased revenues; and (b) a write-off of inventories and a long-term receivable in the amount of $7.1 million and $390 thousand, respectively, in the last quarter of 2005. During the fourth quarter of 2005, the Company adopted a plan to terminate its legacy product line, close its in-house production facilities and transfer production activities to its contract manufacturers. Therefore, it estimated the expected sales from such product line and the expected use of associated inventory, and as a consequence it wrote off excess inventory. The Company has been utilizing part of the products related to components which it wrote off in 2001. In 2004 and 2005, approximately $1.2 million and $954 thousand, respectively, of inventory previously written-off were used as components for products manufactured in the Company’s ordinary course of production and were sold as finished goods to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of revenues in the period in which the inventory was utilized.

          Gross profit as a percentage of revenues decreased from 41.2% for the year ended December 31, 2004 to 28.9% for the year ended December 31, 2005.

          Research and Development Expenses, Net. Our gross research and development expenses increased from $9.8 million for the year ended December 31, 2004 to $10.7 million for the year ended December 31, 2005, an increase of $0.9 million, or 9.6%. The increase in our gross research and development expenses was attributable primarily to the hiring of additional personnel as we developed new products and enhanced existing ones. During the year ended December 31, 2005, we recognized $1.8 million in research and development grants from the OCS, compared to $2.3 million during the year ended December 31, 2004. Our net research and development expenses increased from $7.5 million for the year ended December 31, 2004 to $9.0 million for the year ended December 31, 2005, an increase of $1.5 million or 19.8%.

          Selling and Marketing Expenses. Selling and marketing expenses increased from $11.8 million for the year ended December 31, 2004 to $13.6 million for the year ended December 31, 2005, an increase of $1.8 million, or 15.1%. This increase was attributable primarily to the hiring of additional personnel and an increase in sales commissions.

          General and Administrative Expenses. General and administrative expenses increased from $2.5 million for the year ended December 31, 2004 to $3.2 million for the year ended December 31, 2005, an increase of $0.7 million, or 28.8%. This increase was attributable primarily to the overall increase in the scope of our activities.

          Financial Income, Net. Financial income, net decreased from $674 thousand for the year ended December 31, 2004 to $607 thousand for the year ended December 31, 2005, a decrease of $67 thousand or 10%. This decrease was attributable primarily to a higher level of gains from exchange rate differences in 2004 as compared with 2005 and to a decrease in interest income resulting from a decrease in the Company’s bank deposits and marketable securities.

          Net Income. The Company recorded a net loss in 2005 of $3.8 million as compared with net income in 2004 of $1.6 million, primarily due to a write-off of inventories and a long-term receivable in the amount of $7.1 million and $390 thousand, respectively, in the last quarter of 2005.

Years Ended December 31, 2003 and 2004

          Revenues. Revenues increased from $34.4 million for the year ended December 31, 2003 to $54.8 million for the year ended December 31, 2004, an increase of $20.4 million, or 59.3%. Quarterly revenues increased sequentially during 2004 from $11.4 million in the first quarter to $15.9 million in the fourth quarter. This increase was attributable primarily to increased sales to cellular and fixed operators and private networks and enterprises in a growing number of countries.

          Cost of Revenues. Cost of revenues increased from $20.8 million for the year ended December 31, 2003 to $32.2 million for the year ended December 31, 2004, an increase of $11.4 million, or 55.3%. This increase was attributable primarily to increased materials consumed in connection with our increased revenues. The Company has been utilizing part of the products related to components which it wrote off in 2001. In 2003 and 2004, approximately $1.5 million and $1.2 million, respectively, of inventory previously written-off were used as components for products manufactured in the Company’s ordinary course of production and were sold as finished goods to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of revenues in the period in which the inventory was utilized.

          Gross profit as a percentage of revenues increased from 39.7% for the year ended December 31, 2003 to 41.2% for the year ended December 31, 2004.

          Research and Development Expenses, Net. Our gross research and development expenses increased from $9.3 million for the year ended December 31, 2003 to $9.8 million for the year ended December 31, 2004, an increase of $0.5 million, or 4.6%. The increase in our gross research and development expenses was attributable primarily to the hiring of additional personnel. During the year ended December 31, 2004, we recognized $2.3 million in research and development grants from the OCS, compared to $2.0 million during the year ended December 31, 2003. Our net research and development expenses increased from $7.4 million for the year ended December 31, 2003 to $7.5 million for the year ended December 31, 2004, an increase of $0.1 million or 1.5%.

          Selling and Marketing Expenses. Selling and marketing expenses increased from $10.0 million for the year ended December 31, 2003 to $11.8 million for the year ended December 31, 2004, an increase of $1.8 million, or 18.8%. This increase was attributable primarily to the hiring of additional personnel.

          General and Administrative Expenses. General and administrative expenses remained the same at $2.5 million for the years ended December 31, 2003 and 2004.

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

          Other Financial Expenses - Non-Cash Charge Relating to Puttable Warrant. In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”), which established standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liability and equity. The Company adopted FAS 150 and as a result recorded in 2003 a non-cash charge relating to a puttable warrant.

          Net Income. The Company recorded net income in 2004 of $1.6 million as compared with a net loss of $7.7 million in 2003. The Company’s profitability in 2004 resulted from an increase of 64% in gross profit accompanied by lower rates of increase in operating expenses and because net income for 2003 included a non-cash charge for a puttable warrant in the amount of $3.4 million.

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

          The following table presents information about the rate of inflation in Israel and the rate of devaluation (or in 2003 and 2004, appreciation) of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation)%

2001	1.4	9.3
2002	6.5	7.3
2003	(1.9)	(7.6)
2004	1.2	(1.6)
2005	2.4	6.8

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

          Since exchange rates between the NIS and the dollar, and between the Euro and the dollar, fluctuate continuously, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. We reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. For a discussion of our hedging transactions, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Effects of Government Regulations and Location on the Company’s Business

          For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview - Conditions in Israel” in Item 4 and the Risks Relating to our Location in Israel in Item 3, above.

Liquidity and Capital Resources

          Since our initial public offering on the Nasdaq National Market in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and through royalty-bearing grants from the Chief Scientist. In the initial public offering, we raised $97.8 million; and through December 31, 2005, we received a total of $18.3 million from the Chief Scientist.

          As of December 31, 2005, we had approximately $33.0 million in cash and cash equivalents, short and long-term bank deposits, and short and long-term marketable securities.

          Net cash used in operating activities was approximately $4.3 million for the year ended December 31, 2005, $1.7 million for the year ended December 31, 2004 and $4.9 million for the year ended December 31, 2003.

          Net cash provided by investing activities was approximately $2.7 million for the year ended December 31, 2005, $4.2 million for the year ended December 31, 2004 and $6.4 million for the year ended December 31, 2003.

          Net cash provided by financing activities was approximately $678 thousand for the year ended December 31, 2005, $1.5 million for the year ended December 31, 2004 and $1.2 million for the year ended December 31, 2003.

          As of December 31, 2005, our principal commitments consisted of $3.0 million for obligations outstanding under non-cancelable operating leases and $10.0 million of royalties payable to the Government of Israel on revenues from product sales and other related revenues generated from projects for which we received grants from the OCS. The Company was committed to pay royalties to a subcontractor for the development of a component and its integration into certain of the Company’s products. The agreed royalty rates were 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. The first year of such revenues was 1998. As of December 31, 2005, the Company completed its seventh year of obligation under the above-mentioned plan. The royalties were calculated as a rate of specific sales collection of a specific product.

          In 2001, we entered into an agreement with a supplier pursuant to which the Company was initially committed to purchase certain products. In 2002, we entered into a supplementary arrangement with this supplier (the “2002 Agreement”) in which all minimum purchase commitments of the prior agreement were mutually rescinded. As a further part of this arrangement, we issued a puttable warrant to this supplier to purchase an aggregate of 700,000 restricted Ordinary Shares with an exercise price per ordinary share of $0.003, subject to standard adjustments, with a cash conversion alternative (instead of the exercise for shares) for $875,000.

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

          As part of the 2002 Agreement, the Company agreed to a new minimum annual purchase commitment. As of December 31, 2005, the remaining amount of the commitment is approximately $ 1.5 million for 2006.

          As of December 31, 2005, our cash investments are comprised of the following: 31% consist of short term, highly liquid investments with original maturities of less than three months, and 29% consist of short term deposits and marketable securities with original maturities of up to 1 year, with a minimum credit rating of at least A1/P1. The remaining balance of our assets are invested in corporate debt securities and in bank deposits with maturities of up to 3 years, carrying a minimum rating of AA-/AA3. Substantially all of these investments are in US dollars.

          Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, the level of our gross profit and the allocation of resources to our research and development efforts, as well as our marketing and sales activities.

          We believe that current cash and cash equivalent balances will be sufficient for our requirements through at least the next 12 months.

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

          Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2005, our research and development staff consisted of 105 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions. Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution. Our extensive protocol knowledge and expertise has resulted in highly-optimized solutions for various communications protocols.

Intellectual Property

          See: “Item 4. History and Development of the Company—Intellectual Property.”

Trend Information

          Beginning in the second half of 2003, the telecommunications industry began to recover from the downturn it experienced in the previous two years, and has shown signs of moderate growth throughout 2004 and 2005. Growth in the cellular market has created demand for high-capacity cellular backhaul infrastructure. In Europe, this demand primarily comes from the buildup of 3-G (third generation) networks which employ data-rich applications; in developing areas, it results from increases in the number of subscribers and from the establishment of new networks where none existed before (referred to as greenfield networks).

          At the same time, we are seeing pressure on our resale prices in light of increased competition and an increase in the size of the transactions in which we are involved, together with an enhanced focus by our customers on reducing their capital expenditures. Such price pressure may have an impact on our results of operations. Although our revenues increased sequentially quarter by quarter during 2004 and 2005, we cannot be certain that the level of sequential quarterly revenue growth will continue.

          The fixed wireless market is experiencing a strong demand for IP-based backhaul solutions. This demand is due to several factors: (a) new wireless deployments such as WiFi and WiMAX; (b) the lack of copper wire infrastructure or the cost of expanding such infrastructure; and (c) the limited connection of office buildings to fiber networks. New types of operators such as wireless Internet service providers (WISP’s) are emerging to fill this demand, and Ceragon provides its IP solutions to these operators.

          In the U.S., demand for Ceragon’s solutions is being driven by the emergence of new wholesale carriers that are introducing a viable, cost-effective alternative to leased lines. These carriers base their business model on shared backhaul where one tower serves several operators at the same time. These wholesale providers carry the cost involved in building the backhaul infrastructure which is then used by operators on a monthly fee basis. Ceragon benefits from this emerging trend by providing the backhaul solution for these carriers.

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

Off Balance Sheet Arrangements

          Not applicable.

Tabular Disclosure of Contractual Obligations

	Payments due by period

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Operating Lease Obligations	$3,046,000	$1,666,000	$988,000	$128,000	$264,000

Purchase Obligations	$18,093,045	$17,549,173	$543,872	0	0

Total	$21,139,045	$19,215,173	$1,531,872	$64,000	$328,000

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

                    Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. When a right of return exists, we create a provision for returns in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition when Right of Return Exists”. When sale arrangements include a customer acceptance provision with respect to products, we do not recognize revenues before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied or that the acceptance provision has lapsed. When we provide both products and post-delivery installation services which are not essential to the functionality of the equipment, we defer recognition of the fair value of the installation services (but not less than the amount contingent upon completion of installation or acceptance, if any) to the period in which such installation occurs. Our typical product warranty is between 12 to 36 months at no extra charge. We accrue for provision for warranty costs based on our historical experience. To assess the probability of collection for revenue recognition purposes, we determine whether a customer meets any of the conditions set forth in Company guidelines. On the basis of these criteria, we decide whether revenue recognition should be deferred.

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

                    Provision for doubtful accounts. We perform regular credit evaluations of our customers’ financial condition. Allowance for doubtful accounts is computed for specific debts, the collectibility of which is doubtful, based on the company’s experience. In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables. We insure certain trade receivables under credit insurance policies.

                    Inventory valuation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.

Recently Issued Accounting Standards

          On December 16, 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123R supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

          SFAS 123R permits public companies to adopt its requirements using one of two methods, a “modified prospective” method or a “modified retrospective” method. We adopted SFAS 123R using the modified prospective method.

          As permitted by SFAS 123, we currently account for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for SFAS 123R purposes. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123. For further information regarding this impact, see Note 2(q) to the consolidated financial statements under Item 18.

          In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of SFAS 123R and contains interpretive guidance relating to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.We intend to follow the interpretive guidance set forth in SAB 107 during the adoption of SFAS 123R.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

          The following table lists our current directors and senior management:

Name	Age	Position

Zohar Zisapel	57	Chairman of the Board of Directors
Ira Palti	48	President and Chief Executive Officer
Naftali Idan	54	Executive Vice President and Chief Financial Officer
Shlomo Tenenberg	51	Executive Vice President, Worldwide Marketing and Sales
Hillik Rave	54	Executive Vice President, Worldwide Operations
Sharon Ganot	37	Vice President, Human Resources
Udi Gordon	39	Vice President, Research and Development
Yuval Ronen	35	Vice President, Finance
Norman Kotler	54	General Counsel and Corporate Secretary
Scott Sweetland	44	President of our U.S. subsidiary
Joseph Atsmon	57	Director
Zohar Gilon	59	Director
Yael Langer	41	Director
Shmuel Levy	52	Director

          Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of several private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. and of several private companies. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

          Ira Palti has been the Company’s President and Chief Executive Officer since August 2005. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from Tel Aviv University.

          Naftali Idan has served as our Executive Vice President and Chief Financial Officer since August 2004. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer in Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he was the Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. Prior to joining Tecnomatix, Mr. Idan was with Optrotech Ltd. from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its US subsidiary. Prior to that, Mr. Idan served in various financial roles in both US and Israeli firms. Mr. Idan received a B.A. in accounting and economics from Tel Aviv University in Israel and an M.B.A. from De Paul University in Chicago, and is a certified public accountant in Israel.

          Shlomo Tenenberg has served as our Executive Vice President, Worldwide Marketing and Sales since October 2002. From July 1998 until October 2002, he served as our Vice President of Marketing and Sales. From March 1994 to July 1998, Mr. Tenenberg served as the Vice President of Nexus Telocation Systems Ltd. From October 1989 until March 1994, Mr. Tenenberg was the Marketing Manager at ECI Telecom Ltd. Mr. Tenenberg received a B.Sc. in electrical engineering and electronics from Ben Gurion University and an M.B.A. from Tel Aviv University.

          Hillik Rave has served as our Executive Vice President, Operations & Engineering since December 2005. Prior to joining the Company, Mr. Rave served as Vice President of Operations & Engineering at ECI Telecom Ltd. in its Optical Networks Division from 2000 to 2005. From 1996 to 2000 he served as Associate Vice President Commercial at ECI Telecom. Prior to joining ECI Telecom, he held management positions at Telrad, Rabintex, Scitex and ATA from 1985 to 1996. Mr. Rave received a B.A. in industrial engineering and an M.B.A. in Business and Industrial Management from Ben-Gurion University.

          Udi Gordon has served as our Vice President, Research and Development since July 2003. From 1997 until June 2003, he served as a senior manager in our research and development department. From 1990 until 1997, Mr. Gordon served in the electronic research and development department in the Israeli Ministry of Defense. Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude), and an M.B.A. from Bar-Ilan University.

          Sharon Ganot has served as our Vice President, Human Resources since March 2000. From December 1999 until March 2000, Ms. Ganot was the manager of our human resources department. From April 1994 until December 1999, she was a personnel recruiter and training manager with RAD Data Communications Ltd. Ms. Ganot received a B.A. in psychology and an M.A. in industrial studies from Tel Aviv University.

          Yuval Ronen has served as our Vice President, Finance since October 2005. From 2000 to 2005, Mr. Ronen served as Corporate Controller for the Company. Prior to joining Ceragon, Mr. Ronen was employed by the public accounting firm of Strauss Lazar, specializing in publicly traded companies. Mr. Ronen holds a B.A in accounting and economics and an M.B.A. (both cum laude) from Tel Aviv University in Israel, and is a certified accountant in Israel.

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

          Scott Sweetland has served as the President of Ceragon Networks, Inc. since January 2006. From February 2000 through December 2005, Mr. Sweetland was Vice President, Sales, US and Canada for our U.S. subsidiary. Prior to joining Ceragon, Mr. Sweetland held senior sales, product marketing or microwave systems engineering positions for DMC Stratex, Innova, California Microwave/Microwave Radio Corporation, M/A-COM and Lockheed Sanders. Mr. Sweetland received a B.Sc. in electrical engineering from the University of Massachusetts and an M.B.A. from New Hampshire College.

          Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001, of RADVision Ltd. since June 2003 and of VocalTec Communications Ltd. since December 2005. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors NASD Marketplace Rules (the “Nasdaq Rules”) and is our audit committee chairman and financial expert.

          Zohar Gilon has served as a director since June 1999. Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995 and RIT Technologies Ltd. since September 1995. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University. Mr. Gilon is one of our external directors under Israeli law and is one of our independent directors under the Nasdaq Rules.

          Yael Langer has served as a director since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

          Shmuel Levy has served as a director since June 2000. From December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University. Mr. Levy is one of our external directors under Israeli law and is one of our independent directors under the Nasdaq Rules.

Compensation of Directors and Senior Management

          The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2005. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and executive officers as a group, consisting of eighteen persons	$1,550,000	$250,000

          During 2005, we granted to our directors and senior management options to purchase 869,000 ordinary shares, in the aggregate, range of exercise prices of $3.70 to 4.49 per share. The options expire 10 years after grant.

          Other than reimbursement for expenses, and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see “Affiliate Employees Option Plan” below and Note 9 to our Consolidated Financial Statements included as Item 18 in this annual report.

Board Practices

          Board of Directors

          Our articles of association authorize our board of directors to consist of a minimum of five and a maximum of nine members. Our board of directors presently consists of five members. The board retains all the powers in running our company that are not specifically granted to the shareholders. The board may make decisions to borrow money for our company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

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

          As a result of the foregoing amendment and of the election of directors at the 2004 AGM, Ms. Langer was elected to serve as a Class I director for an initial term ending at the 2005 annual general meeting of shareholders and until their respective successors are duly elected and qualified; and that Messrs. Zisapel and Atsmon were elected to serve as Class II Directors for an initial term ending at the 2006 annual general meeting of the shareholders and until their respective successors are duly elected and qualified.

          If any directors are appointed by the board of directors, their appointment must be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead.

          As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq National Market, we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law applicable to Israeli companies. Under the Nasdaq Rules, a majority of our directors are required to be independent and, under the Israeli Companies Law, we are required to appoint two external directors.

          Independent Directors

          The independence standard under the Nasdaq Rules excludes, among others, any person who is a current or former employee of a company or its affiliates as well as the immediate family members of an executive officer of a company or its affiliates. Messrs. Joseph Atsmon, Zohar Gilon and Shmuel Levy currently serve as our independent directors.

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

          Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each external director must have either “accounting and financial expertise” or “professional qualifications “ (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements will apply to us upon the election of one or more external directors. However, we believe we are already in compliance with such requirements, and have determined that both Messrs. Gilon and Levy have the requisite “accounting and financial expertise” required by the Companies Law.

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

          Audit Committee

                    Nasdaq Requirements

          Under the Nasdaq Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. We have adopted an audit committee charter as required by the Nasdaq Rules. The responsibilities of the audit committee under the Nasdaq Rules include evaluating the independence of a company’s outside auditors. Currently, Messrs. Joseph Atsmon, Zohar Gilon and Shmuel Levy serve on our audit committee, each of whom has been determined by the board to be independent. Mr. Atsmon is the chairman of the audit committee and its financial expert.

          The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. In July 2005, our board of directors determined that the independent directors would carry out these functions.

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

          Neither the company nor its subsidiaries have entered into any service contracts with its directors that provide benefits upon termination of employment, except with regard to our former president and chief executive officer, Shraga Katz, in his capacity as president and chief executive officer.

          Share Incentive Committee

          Our share incentive committee administers our key employee share incentive plan and our 2003 share option plan, and makes recommendations to our board of directors regarding issuances of options under the 2003 share option plan.

          Option Committee

          Our option committee administers our affiliate employees option plan.

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

          If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, generally may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is also required.

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

•

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

Employees

          As of December 31, 2005, we had 276 employees worldwide, of whom 105 were employed in research and development, 97 in sales and marketing, 28 in management and administration and 46 in operations. Of these employees, 217 were based in Israel, 17 were based in the United States, 11 were based in Europe, 9 were based in Latin America and 22 were based in Asia-Pacific. We have employment agreements with all of our employees.

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

Share Ownership

          The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 31, 2006. The percentage of outstanding ordinary shares is based on 26,582,676 ordinary shares outstanding as of March 31, 2006.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (1)	Range of exercise prices per share of stock options

Zohar Zisapel	3,080,220	11.6	340,000	$2.00 - $11.75

All directors and senior management as a group, consisting of 14 people (2)	3,220,531	12.1	3,047,500	$1.15 - $13.00

(1)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(2)

Each of the directors and senior managers other than Mr. Zohar Zisapel beneficially owns less than 1% of the outstanding ordinary shares as of March 31, 2006 (including options held by each such person and which are vested or shall become vested within 60 days of March 31, 2006) and have therefore not been separately disclosed.

Stock Option Plans

          Key Employee Share Incentive Plan

          In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan. The share incentive committee of our board of directors administers the plan. No options may be granted to any person serving on the share incentive committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2005:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

2,142,439	2,142,439	$2.97

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

          This restriction does not apply to employees who are not subject to the Israeli Tax Ordinance. In addition, pursuant to an amendment to the plan, based upon a tax ruling by the Israeli Tax Authority, option holders that are subject to the Israeli Tax Ordinance have the ability to exercise vested options prior to the conclusion of the two year period as long as:

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

          Affiliate Employees Option Plan

          In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the key employee share incentive plan. The option committee of our board of directors administers the plan. Our employees, directors and consultants are eligible to participate in the plan. No options may be granted to any person serving on the option committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of December 31, 2005:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

767,900	767,900	$5.36

          In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the key employee share incentive plan and the affiliate options employees plan for grants pursuant to the 2003 share option plan.

          The 2003 Share Option Plan

          In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with recent changes in Israeli tax law with respect to stock options. It is also intended to be a “qualified plan” as defined by the U.S. Tax Code. Our worldwide employees, directors and consultants are eligible to participate in this plan. This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following table presents option grant information for this plan as of December 31, 2005:

Ordinary Shares Reserved for Option Grants	Options Outstanding	Weighted Average Exercise Price

10,062,849	4,363,025	$4.55

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The following table sets forth stock ownership information as of March 31, 2006 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

          Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares[1]

Zohar Zisapel (2)	3,390,220	12.6%
Yehuda Zisapel (2)	2,838,000	10.6%
Kern Capital Management, LLC(3)	3,754,400	14.1%
HarbourVest International Private Equity Partners III - Direct Fund, L.P.(4)	1,409,175	5.3%

(1)	Based on 26,582,676 ordinary shares issued and outstanding as of March 31, 2006.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

(3)

Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036. The information is based on Kern Capital Management’s Form 13-F filing made on May 15, 2006.

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

As of June 7, 2006, approximately 79% of our ordinary shares were held in the United States and there were 48 record holders with addresses in the United States.

Related Party Transactions

The RAD-BYNET Group of Companies

          Yehuda Zisapel is a principal shareholder and Zohar Zisapel is our chairman of the board of directors and a principal shareholder of our company. They are brothers that do not vote as a group and do not have a voting agreement who, as of March 31, 2006, together control 23.2% of our company. Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as several other real estate, holding and pharmaceutical companies:

AB-NET Communications Ltd.	Modules Inc.	RADVision Ltd.
Axerra Networks Inc.	RAD-Bynet Properties and Services (1981) Ltd.	RADWARE Ltd.
BYNET Data Communications Ltd.	RADCOM Ltd.	RADWIN Ltd.
BYNET Electronics Ltd.	RAD Data Communications Ltd. and its subsidiaries	RIT Technologies Ltd.
BYNET SEMECH (Outsourcing) Ltd.	RADLive Inc.	SANRAD Inc.
BYNET Systems Applications Ltd.	RADView Software Ltd.	SILICOM Ltd.
Commex Technologies Inc.		WISAIR Inc.

          The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

          Mr. Gilon, our director, also serves as a director of other companies in the RAD-BYNET group, including RADCOM Ltd., and RIT Technologies Ltd. Mr. Ackerman, the president of our U.S. subsidiary until December 31, 2005, founded and served in the past as President of DORNET Systems, a U.S. distributor for some companies in the RAD-BYNET group. Mr. Ackerman also served in the past as the vice president of North American sales of RIT Technologies.

          In addition to engaging in other businesses, members of the RAD-BYNET group are actively engage in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

          Members of the RAD-BYNET group provide us on an as-needed basis with legal, management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $335 thousand in 2005.

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

Lease Arrangements

          We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility is approximately 51,500 square feet in size. The lease for this facility is valid until May 2007, with an option to renew for an additional one-year period. Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel. This facility is approximately 4,156 square feet in size. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $0.8 million in 2005.

Supply Arrangement

          We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings. The aggregate purchase price of these components was approximately $1.7 million for the year ended December 31, 2005.

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

          Under the agreement, each of these shareholder groups has the right to make a single demand for the registration of their ordinary shares outstanding at the time of the initial public offering, provided that the demand covers shares representing a market value of at least $4 million and does not include shares which may be sold without restriction within three months from the date of the demand. The last expiry of these demand registration rights occurred during 2005. In addition, each of the shareholders has the right to have its ordinary shares included in certain of our registration statements.

Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

          The annual financial statements required by this item are found at the end of this Annual Report, beginning on Page F-1.

Export Sales

          In 2005, 94% of our sales were to customers located outside of Israel.

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

Corporate Taxes

          As of December 31, 2005, our net operating loss carry-forwards for Israeli income tax purposes amounted to approximately $79.9 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We have provided a valuation allowance for the full amount of the tax benefit derived from these loss carry-forwards due to our history of operating losses and the uncertainty as to when these benefits will be utilized. Deferred taxes in respect of other temporary differences are immaterial.

          As of December 31, 2005, the net operating loss carry-forwards of our New Jersey subsidiary for U.S. tax purposes amounted to approximately $8.9 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire during the years 2019 to 2025.

Government Grants

          Our research and development efforts have been financed through internal resources and grants from the OCS. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development plans are eligible for grants of up to 50% of certain approved research and development expenditures if they meet certain criteria.

          For the years ended December 31, 2004 and 2005, the Chief Scientist provided grants for research and development expenditures of approximately $2.3 million and $1.8 million, representing 24% and 16% of our total research and development expenses in each of these respective periods.

          Our total obligation for royalties to the OCS for grants received or accrued plus interest, net of royalties paid, or accrued, amounted to approximately $10.0 million as of December 31, 2005.

          For the last three years, we have paid or accrued royalties to the OCS as follows:

Royalties paid or accrued

(In thousands of dollars)

Year ended December 31, 2003	1,165
Year ended December 31, 2004	1,761
Year ended December 31, 2005	2,153

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

          In addition, we submitted a marketing plan that was approved in May 2000. Under this program, we received grants totaling $180 thousand in 2001. In respect of this grant, we are required to pay a royalty at the rate of 4% of the total increase in export sales, up to the total amount of the grant received, commencing on January 1, 2003. As of December 31, 2005, we were obligated to repay a total of approximately $89 thousand to the Government of Israel for grants received from the marketing fund.

ITEM 9:	THE OFFER AND LISTING

Offer and Listing Details

          Our ordinary shares have been listed on the Nasdaq National Market since August 4, 2000 and on the Tel Aviv Stock Exchange, or TASE, since September 12, 2004, both under the symbol “CRNT.”

          The table below sets forth for the periods indicated the high and low last reported prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares

	High	Low

2001 (Annual)	19.88	1.88

2002 (Annual)	4.80	0.88

2003 (Annual)	7.55	1.00

2004 (Annual)	8.74	3.70

2005 (Annual)	6.77	3.40

2004
First Quarter	8.74	5.56
Second Quarter	7.52	4.66
Third Quarter	5.99	3.70
Fourth Quarter	6.90	4.70

2005
First Quarter	6.77	4.76
Second Quarter	5.20	4.20
Third Quarter	5.12	4.30
Fourth Quarter	4.80	3.40

2006
First Quarter	5.19	3.87

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

December 2005	4.10	3.57
January 2006	4.88	3.87
February 2006	4.97	4.35
March 2006	5.19	4.70
April 2006	5.59	4.76
May 2006	5.40	4.45

          The table below sets forth for the periods indicated the high and low market prices for our ordinary shares on the TASE from the inception of trading in September 2004. The translation from NIS into U.S. dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2005 (Annual)	6.67	3.46

2004
Third Quarter	4.90	4.35
Fourth Quarter	6.36	4.79

2005
First Quarter	6.67	4.95
Second Quarter	5.23	4.36
Third Quarter	5.02	4.36
Fourth Quarter	4.62	3.46

2006
First Quarter	5.08	3.84

          The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

December 2005	3.95	3.73
January 2006	4.85	3.84
February 2006	4.89	4.44
March 2006	5.08	4.75
April 2006	5.49	4.73
May 2006	5.38	4.63

Plan of Distribution

Not applicable.

Markets

See “Offer and Listing Details” above.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

          A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the Securities and Exchange Commission on August 3, 2000, and is incorporated herein by reference. The articles of association as amended in August 2005 are included as Exhibit 1.2 to this annual report.

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

          The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

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

          Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, or (ii) companies dually traded on both the TASE and Nasdaq or a recognized stock market outside of Israel (such as Ceragon). This tax rate was contingent upon, among others, the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Tax Ordinance); (ii) the sale of shares by dealers in securities; or (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (who were taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals if the gain is considered ordinary income or at 25% if the gain is considered capital gain).

          As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares, unless such companies were not subject to the Inflationary Adjustment Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the foregoing tax rates would not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

           The tax basis of publicly-traded shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

          Under the convention between the United States and Israel concerning taxes on income, as amended (the “U.S.-Israel Tax Treaty”), generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who:

•	holds the ordinary shares as a capital asset; and

•	qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

Israeli Taxation of Non-Resident Holders of Our Shares

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As stated earlier, dividends of income generated by an approved enterprise are subject to withholding tax at a rate of 15%.

	Dividends not generated by an approved enterprise (or Benefited Enterprise

Dividends generated by an approved enterprise (or Benefited Enterprise)	U.S. company holding 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year	Other non-resident

15%	12.5%	25%

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

          In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

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

Taxation of Dividends Paid on Ordinary Shares

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received through the taxable year ending December 31, 2008 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

          Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

•	(i) in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

•	(ii) in the case of an individual, the item is attributable to a fixed place of business in the United States;

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

Documents on Display

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

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

          We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses and revenues, however, are denominated in non-dollar currencies. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain income and expense transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2005, we had forward contracts to sell up to $7.1 million for a total amount of approximately NIS 32.9 million (that would mature before September 30, 2006).

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

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

          As of December 31, 2005, approximately 60% of the net offering proceeds from our initial public offering were invested in short term investments. The remaining 40% of the net offering proceeds were invested in long term investments. During fiscal year 2005 we used $0.9 million of the net offering proceeds on capital expenditures, including manufacturing equipment, research equipment and leasehold improvements.

ITEM 15.	CONTROLS AND PROCEDURES

          (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company’s reports.

          (b) There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

          The following table sets forth, for each of the years indicated, the fees billed by our independent auditors and the percentage of each of the fees out of the total amount billed by the auditors.

	Year Ended December 31,
	2004		2005

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$55,000	87	$75,000	68
Audit-related(2)	—	—	20,000	18
Tax (3)	8,150	13	15,000	14

Total	$63,150	100	$110,000	100

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

          The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-35 hereof.

ITEM 19	EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*
1.2	Articles of Association, as amended August 25, 2005
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
8.1	List of Subsidiaries
10.1	Consent of Independent Auditors
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as exhibit 3.1 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

**	Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CERAGON NETWORKS LTD.

          We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 6, 2006	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,

	Note	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$11,234	$10,315
Short-term bank deposits		3,973	3,917
Short-term marketable securities	3	11,101	5,654
Trade receivables (net of allowance for doubtful accounts of $ 575 and $ 518 at December 31, 2004 and 2005, respectively)		6,939	15,079
Other accounts receivable and prepaid expenses	4	4,435	5,141
Inventories	5	19,083	16,144

Total current assets		56,765	56,250

LONG-TERM ASSETS:
Long-term bank deposits		4,451	5,322
Long-term marketable securities	3	7,042	7,814
Long-term receivables		390	-
Severance pay fund		1,947	2,142

Total long-term assets		13,830	15,278

PROPERTY AND EQUIPMENT, NET	6	2,516	2,464

Total assets		$73,111	$73,992

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,

	Note	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$9,348	$12,382
Deferred revenues		3,114	3,456
Other accounts payable and accrued expenses	7	5,476	5,541

Total current liabilities		17,938	21,379

ACCRUED SEVERANCE PAY		2,986	3,424

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS’ EQUITY:	9
Share capital
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2004 and 2005; Issued and outstanding: 25,853,421 and 26,335,003 shares at December 31, 2004 and 2005, respectively		64	65
Additional paid-in capital		176,546	177,338
Deferred stock compensation		(73)	(26)
Accumulated other comprehensive income		62	51
Accumulated deficit		(124,412)	(128,239)

Total shareholders’ equity		52,187	49,189

Total liabilities and shareholders’ equity		$73,111	$73,992

The accompanying notes are an integral part of the consolidated financial statements

February 6, 2006	/s/ Tali Idan	/s/ Ira Palti

Date of approval of the	Tali Idan	Ira Palti
financial statements	Chief Financial Officer	Chief Executive Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,

	Note	2003	2004	2005

Revenues	12a	$34,421	$54,831	$73,777
Cost of revenues		20,755	32,227	52,487

Gross profit		13,666	22,604	21,290

Operating expenses:
Research and development		9,346	9,772	10,713
Less - grants and participations		1,976	2,293	1,752

Research and development, net		7,370	7,479	8,961
Selling and marketing		9,967	11,841	13,629
General and administrative		2,482	2,485	3,200
Restructuring and non-recurring income	11	(704)	-	-

Total operating expenses		19,115	21,805	25,790

Operating income (loss)		(5,449)	799	(4,500)
Financial income, net	12b	1,159	674	607
Other financial expenses - non-cash charge relating to puttable warrant	2v, 9c	(3,432)	-	-
Other income		-	141	66

Net income (loss)		$(7,722)	$1,614	$(3,827)

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share	12c	$(0.33)	$0.06	$(0.15)

Amortization of deferred stock compensation presented in previous years was reclassified in the relevant expense lines.

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2003	$56	$169,286	$(1,772)	$-	$(118,304)		$49,266

Issuance of restricted shares to a lessor, net	*) -	314	-	-	-		314
Stock-based compensation related to warrants granted to consultants	-	7	-	-	-		7
Exercise of puttable warrant to supplier	2	4,305	-	-	-		4,307
Exercise of stock options	3	1,154	-	-	-		1,157
Reversal of deferred stock compensation related to forfeited options	-	(23)	23	-	-		-
Amortization of deferred stock compensation	-	-	1,354	-	-		1,354
Comprehensive loss:
Income tax benefit derived from exercise of employee stock options(**)	-	-	-	-	-	-	-

Net loss	-	-	-	-	(7,722)	$-	(7,722)

Total comprehensive loss						$-

Balance as of December 31, 2003	61	175,043	(395)	-	(126,026)		48,683

Exercise of stock options	3	1,451	-	-	-		1,454
Deferred stock compensation	-	60	(60)	-	-		-
Reversal of deferred stock compensation related to forfeited options	-	(8)	8	-	-		-
Amortization of deferred stock compensation	-	-	374	-	-		374
Comprehensive income:
Income tax benefit derived from exercise of employee stock options **)	-	-	-	-	-	-	-
Unrealized gain from hedging activities	-	-	-	62	-	$62	62
Net income	-	-	-	-	1,614	1,614	1,614

Total comprehensive income						$1,676

Balance as of December 31, 2004	64	176,546	(73)	62	(124,412)		52,187

Exercise of stock options	1	677	-	-	-		678
Amortization of stock compensation related to accelerated options	-	115	-	-	-		115
Amortization of deferred stock compensation	-	-	47	-	-		47
Comprehensive loss:
Income tax benefit derived from exercise of employee stock options **)	-	-	-	-	-	-	-
Unrealized loss from hedging activities	-	-	-	(11)	-	$(11)	(11)
Net loss	-	-	-	-	(3,827)	(3,827)	(3,827)

Total comprehensive loss						$(3,838)

Balance as of December 31, 2005	$65	$177,338	$(26)	$51	$(128,239)		$49,189

*)          Represents an amount lower than $ 1.

**)          The income tax benefit for the years ended December 31, 2003, 2004 and 2005 were $ 738, $ 1,784 and $ 168, respectively, for which a full valuation allowance was provided (see also Note 10e).

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:

Net income (loss)	$(7,722)	$1,614	$(3,827)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	1,306	833	972
Amortization of deferred stock compensation	1,354	374	47
Amortization of stock compensation related to accelerated options	-	-	115
Stock-based compensation related to warrants granted to consultants	7	-	-
Other financial expense - non-cash charge relating to puttable warrant	3,432	-	-
Gain from sale of property and equipment	(34)	(4)	(2)
Accrued severance pay, net	162	252	243
Decrease (increase) in accrued interest on bank deposits	212	20	(42)
Interest accrued and amortization of premium on held-to-maturity marketable securities	(142)	298	269
Increase in trade receivables, net	(727)	(1,883)	(8,140)
Increase in other accounts receivable and prepaid expenses	(1,624)	(1,631)	(717)
Decrease (increase) in inventories	(3,049)	(7,980)	2,939
Decrease (increase) in long-term receivables	-	(240)	390
Increase in trade payables	163	3,686	3,034
Increase in deferred revenues	1,211	1,256	342
Increase in other accounts payable and accrued expenses	560	1,702	65

Net cash used in operating activities	(4,891)	(1,703)	(4,312)

Cash flows from investing activities:

Purchase of property and equipment	(413)	(711)	(938)
Proceeds from sale of property and equipment	90	33	20
Short-term bank deposits, net	4,290	6,998	2,563
Investment in long-term bank deposits	(1,464)	(3,413)	(3,336)
Investment in marketable securities	(11,205)	(9,420)	(4,770)
Proceeds from maturities of held-to-maturity marketable securities	15,055	10,689	9,176

Net cash provided by investing activities	6,353	4,176	2,715

Cash flows from financing activities:

Proceeds from exercise of stock options	1,157	1,454	678

Net cash provided by financing activities	1,157	1,454	678

Increase (decrease) in cash and cash equivalents	2,619	3,927	(919)
Cash and cash equivalents at the beginning of the year	4,688	7,307	11,234

Cash and cash equivalents at the end of the year	$7,307	$11,234	$10,315

Supplemental disclosure of non-cash investing and financing activities:

Issuance of restricted shares to lessor	$314	$-	$-

Exercise of puttable warrant	$4,307	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

Ceragon Networks Ltd. (“the Company”) designs, develops, manufactures and sells high-capacity wireless backhaul solutions for cellular operators, fixed operators and private networks and enterprises. The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has nine wholly-owned subsidiaries in Brazil, France, Germany, Hong Kong, India, Mexico, the Philippines, United Kingdom and United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide. As of December 31, 2005, the German subsidiary was inactive.

As to principal markets and major customers, see Note 12.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

	a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S. GAAP”).

	b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	c.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Costs - at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management considers the non-U.S. subsidiaries (except for Mexico) to be a direct, integral extension of the parent company’s operations. Accordingly, the functional currency of these subsidiaries is the dollar.

For the Mexican subsidiary whose functional currency has been determined to be its local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Related translation adjustments were not recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity due to immateriality.

	d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

	f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 2.64%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 4.03%. The long-term bank deposits are presented at their cost, including accrued interest.

	g.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Such marketable securities are stated at amortized cost plus accrued interest.

During the years ended December 31, 2004 and 2005, all securities covered by SFAS 115 were designated by the Company’s management as held-to-maturity.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amortization of premium and accretion of discounts, as well as interest and decline in value judged to be other than temporary, are included in financial income, net.

	h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials - using the moving average cost method.

Work in progress and finished products - recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

The Company periodically assesses its inventory and writes down the value of inventory to cover risks arising from technological obsolescence or excess inventory.

	i.	Property and equipment:

Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	By the shorter of the term of the lease or the life of the asset

j.	Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2003, 2004 and 2005, no impairment losses have been identified.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Income taxes:

The Company and its subsidiaries account for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

	l.	Revenue recognition:

The Company and its subsidiaries generate their revenues from selling their products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is probable.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to SFAS 48, “Revenue Recognition When Right of Return Exists”.

When sale arrangements include customer acceptance provision with respect to products, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied, or that the acceptance provision has lapsed.

Revenue from certain arrangements includes multiple elements which are sale of products and post delivery installation services that are not essential to the functionality of the equipment, within a single contract. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) , relating to the separation of multiple deliverables into individual accounting units with determinable fair values and revenue from such arrangements is recognized under SAB 104.

The Company also applies Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), regarding arrangements where the Company also provides third party equipment and reports revenues gross as a principal.

In arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment and fair value of such services exits and defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value for installation of the Company’s products is determined based on available third-party evidence which is determined by using the price third-parties charge the Company.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

	m.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

	n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs. Such grants are recorded as a reduction of research and development costs since when received it is not probable that the grants will be repaid (see also Notes 7 and 8).

	o.	Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and options (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

The Company recognized income from derivative instruments of $204 and a loss of $28 during the years ended December 31, 2004 and 2005, respectively, which have been recorded in the statement of operations.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The balance in accumulated other comprehensive income (loss) related to derivative instruments as of December 31, 2005 is expected to be recognized in the statement of operations over the next nine months.

	p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to general reserve and specific receivables of which the collection may be doubtful

The Company’s marketable securities include investments in U.S government and agencies debentures of corporations. Corporate debentures are of corporations with investment-grade ratings and credit exposure to any given corporation is limited. Management believes that the financial institutions that hold the Company’s investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

During the years ended December 31, 2004 and 2005, the Company entered into transactions for the sale of trade receivables and promissory notes to Israeli financial institutions (control and risk were fully transferred) in a total amount of $ 7,506 and $ 2,552, respectively and accounted for those transactions according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). As of December 31, 2004 and 2005, the remaining balance of these sale transactions was $ 6,677 and $ 265, respectively. These transactions included a recourse provision (which did not violate the legal isolation and control criteria) and represents an off-balance-sheet credit risk to the Company.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FASB 44”), in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”), which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

The expenses (loss) related to stock-based employee compensation included in the determination of net income for 2003, 2004 and 2005 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net earnings (loss) per share would be as follows:

	Year ended December 31,

	2003	2004	2005

Net income (loss) as reported	$(7,722)	$1,614	$(3,827)

Add - stock-based compensation expenses determined under APB 25	1,354	374	162
Deduct - stock-based compensation expenses determined under fair value method for all awards	(4,442)	(3,414)	(1,884)

Pro forma net loss	$(10,810)	$(1,426)	$(5,549)

Pro forma basic net loss per share	$(0.47)	$(0.06)	$(0.21)

Pro forma diluted net loss per share	$(0.47)	$(0.06)	$(0.21)

Basic and diluted net earnings (loss) per share, as reported	$(0.33)	$0.06	$(0.15)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For purposes of the pro-forma disclosure, compensation expense is amortized over the option’s vesting period using the graded-vesting approach.

The fair value of stock options was estimated at the date of grant using a Black-Scholes option- pricing model with the following weighted-average assumptions for options granted during 2003 and 2004:

	2003	2004

Risk-free interest rate	2.00%	3.36%

Expected dividend yield	0%	0%

Expected volatility	60%	53.4%

Expected lives (in years)	2.5	2.5

Beginning January 1, 2005, the Company adopted the Binomial Model for options granted thereafter, with the following weighted-average assumptions for 2005: risk-free interest rates of 3.36%-5.13%; dividend yields of 0%, volatility of price of the Company’s shares of 36.06%-61.73%, an early exercise multiple of 2.36 and 3.10 in 2005 and a forfeiture rate of 15% and 25%.

The Company believes that the Binomial method of stock-based valuation is preferable because it is more likely to produce a better estimate of fair value.

The Company applies SFAS 123 and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the measurement date.

r.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to the Israeli Severance Pay Laws based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset - severance pay fund - in the Company’s balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2003, 2004 and 2005, amounted to approximately $ 714, $ 771 and $ 824, respectively.

	s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

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

The Company generally offers a warranty period of 12 to 36 months for its products and provides a standard limited warranty, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 172, $ 308 and $ 267, respectively.

	u.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 5,419,906, 1,346,106 and 4,514,433 for the years ended December 31, 2003, 2004 and 2005, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	v.	Adoption of SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”):

In May 2003, the FASB issued SFAS 150 which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 (see also Note 9c) and as a result recorded, during the year 2003, a financial expense - non-cash charge - relating to puttable warrant in an amount of $ 3,432.

	w.	Reclassification:

Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

	x.	Impact of recently issued Accounting Standards:

In November 2005, the FASB issued Financial Statement Position FSP 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP 115-1 amends SFAS 115. FSP 115-1 replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”), with references to the existing other-than-temporary impairment guidance. FSP 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of the provisions of FSP 115-1 will have a material effect on its financial position or results of operation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, a replacement of APB 20, “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123R supersedes APB 25, and amends FASB Statement No. 95, “Statement of Cash Flows” (“SFAS 95”). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new Standard will be effective for the Company in the first interim period beginning after January 1, 2006.

SFAS 123R permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted SFAS 123R using the modified prospective method.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for SFAS 123R purposes. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2q above.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of SFAS 123R and contains interpretive guidance relating to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

NOTE 3: –	INVESTMENT IN MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,

	2004				2005

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Held-to-maturity:

U.S. Government and agencies debts	$9,081	$-	$(169)	$6,561	$9,252	$-	$(189)	$9,063
Corporate debentures	9,062	-	(152)	13,022	4,216	-	(121)	4,095

	$18,143	$-	$(321)	$19,583	$13,468	$-	$(310)	$13,158

The unrealized losses in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the immateriality of the impairments and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: –	INVESTMENT IN MARKETABLE SECURITIES (Cont.)

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2005 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2006 (short-term marketable securities)	$5,654	$5,452
2007	3,770	3,704
2008	4,044	4,002

	$13,468	$13,158

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2004	2005

Government authorities	$1,643	$1,259
Prepaid expenses	909	784
Receivables related to unrecognized sold inventory	1,367	2,148
Others	516	950

	$4,435	$5,141

NOTE 5: –	INVENTORIES

Raw materials	$5,251	$4,126
Work in progress	6,060	4,289
Finished products	7,772	7,729

	$19,083	$16,144

Finished goods include products shipped to customers for which revenues were not recognized during the period in accordance with the Company’s revenue recognition policy (see also Note 2) in the aggregate amount of $ 3,411 at December 31, 2004 and $ 3,872 at December 31, 2005.

During the fourth quarter of 2005, the Company adopted a plan to terminate its legacy product line, close its in-house production facilities and transfer production activities to its contract manufacturers. Accordingly, it estimated the expected sales from such product line and the expected use of associated inventory and, as a consequence, it wrote off excess inventory in a total amount of $ 7,082.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	INVENTORIES (Cont.)

The Company has been utilizing part of the related products of its 2001 written-off components. In 2003, 2004 and 2005, approximately $ 1,500, $ 1,185 and $ 954, respectively, of inventory previously written-off were used as products’ components in the Company’s ordinary production course and were sold as finished goods to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized.

NOTE 6: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:
Computers, manufacturing and peripheral equipment	$7,982	$8,374
Office furniture and equipment	856	1,171
Leasehold improvements	510	514

	9,348	10,059

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	6,170	6,722
Office furniture and equipment	417	569
Leasehold improvements	245	304

	6,832	7,595

Depreciated cost	$2,516	$2,464

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $ 1,306, $ 833 and $ 972, respectively.

As for pledges on assets, see Note 8d.

NOTE 7: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2004	2005

Employees and payroll accruals	$2,866	$3,018
Accrued expenses	876	530
Royalties to government authorities	994	1,190
Provision for warranty costs	708	783
Other	32	20

	$5,476	$5,541

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

1.

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2005, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $ 18,320 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Through December 31, 2005, the Company has paid or accrued royalties to the OCS in the amount of $ 7,494. As of December 31, 2005, the aggregate contingent liability to the OCS amounted to $ 10,026.

2.

The Company was committed to pay royalties to a subcontractor for the development of a component of the Company’s product and its integration into certain of the Company’s products. Royalties were paid at the rates of 4%, 3%, 2% and 1% for the first, second, third and fourth years of revenues, respectively, and 1% for the fifth to seventh year of revenues. The royalties were calculated as a rate of specific sales collection of a specific product. The first year of such revenues was 1998. As of December 31, 2005, the Company terminated its seventh year of revenues under the abovementioned plan.

Royalties paid or accrued to the subcontractor amounted to $ 90, $ 55 and $ 59 in the years ended December 31, 2003, 2004 and 2005, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2005, are as follows:

Year ended December 31,	Facilities	Vehicles	Total

2006	$836	$830	$1,666
2007	325	545	870
2008	64	54	118
2009	64	-	64
2010 and thereafter	328	-	328

	$1,617	$1,429	$3,046

Expenses for Lease of facilities for the years ended December 31, 2003, 2004 and 2005 were approximately $ 963, $ 889 and $ 997, respectively (see also Note 13).

Expenses for Lease of vehicles the years ended December 31, 2003, 2004 and 2005 were approximately $ 520, $ 629 and $ 928, respectively.

c.	Agreements with suppliers:

The Company has entered into an agreement with a supplier , pursuant to which the Company is committed to purchase a minimum amount of products per year. As of December 31, 2005, the remaining amount of the commitment is approximately $ 1.5 million for 2006.

d.	Charges and guarantees:

As of December 31, 2005, the Company provided bank guarantees in an aggregate amount of $ 1,376 with respect to tender offer guarantees and performance guarantees to its customers.

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

1.

Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 affiliate employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire five to ten years from the date of grant.

As of December 31, 2002, the Company ceased granting options under the Plans in light of the adoption of the 2003 Plan, although options granted under the Plans before December 31, 2002, are still valid, subject to the Plans.

2.

Pursuant to its stock option plans, the Company reserved for issuance 12,973,188 Ordinary shares. As of December 31, 2005, 646,620 Ordinary shares of the Company are still available for future grant under the plans. Any options, which are canceled or forfeited before expiration date, become available for future grants.

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31,

	2003		2004		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	6,305,533	$2.59	6,482,121	$3.14	6,504,073	$4.00
Granted	1,528,307	$3.66	1,846,450	$5.36	1,491,950	$4.40
Exercised	(1,210,189)	$0.96	(1,178,108)	$1.25	(481,582)	$1.37
Forfeited	(141,530)	$3.09	(646,390)	$4.19	(241,077)	$6.64

Outstanding at end of year	6,482,121	$3.14	6,504,073	$4.00	7,273,364	$4.17

Options exercisable at end of year	2,786,030	$3.45	3,156,072	$3.84	3,978,135	$3.98

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	SHAREHOLDERS’ EQUITY (Cont.)

Since the Initial Public Offering in August 2000, all the options (except for the 85,000 options mentioned below) were granted at exercise prices which were equal to the market value of the Ordinary shares at the grant date. The weighted average fair values of the options granted during 2003, 2004 and 2005 were $ 1.45, $ 1.79 and $ 1.17, respectively.

In September 2004, the Company granted 85,000 options at an exercise price below market value at a fair value of $1.36.

During the third quarter of 2005, the Company accelerated 104,791 options and recorded $ 115 as of stock-based compensation accordingly.

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

*)	486,150	3.95	*)	486,150	*)
$1.02 - 1.50	576,700	6.62	$1.40	372,025	$1.41
$1.92 - 4.09	2,541,365	6.79	$3.14	1,789,582	$2.84
$4.35 - 8.18	3,253,399	8.54	$5.09	914,628	$5.74
$11.00 - 11.75	332,250	4.95	$11.63	332,250	$11.63
$12.94 - 17.00	83,500	4.65	$13.51	83,500	$13.51

	7,273,364	7.26	$4.17	3,978,135	$3.98

	*)	Lower than $ 0.5.

Where the Company has recorded deferred stock-based compensation for options, with an exercise price below the fair market value of the Ordinary shares, it has been amortized and recorded as compensation expense ratably over the vesting period of the options using the graded-vesting approach. Compensation expenses of approximately $ 1,354, $ 374 and $ 162 (including $ 115 with regard to compensation related to accelerated options) were recognized during the years ended December 31, 2003, 2004 and 2005, respectively.

c.	Warrant to a supplier:

On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers, according to which the Company issued a warrant to the supplier to purchase an aggregate of 700,000 Ordinary shares of the Company at an exercise price per Ordinary share of $ 0.003, with a cash settlement alternative (instead of the exercise for shares) for $ 875. Commencing April 30, 2003 and expiring on October 31, 2004, the warrant may be exercised for cash (in whole but not in part) payable in six equal monthly payments (“puttable warrant”). Commencing September 30, 2003, the puttable warrant may be exercised (in whole but not in part) together with a cash payment of $ 0.003 per share, or by a cashless exercise, for 700,000 restricted Ordinary shares.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	SHAREHOLDERS’ EQUITY (Cont.)

The Company recorded the carrying amount of the Puttable Warrant at inception as a liability of $ 875. The adoption of SFAS 150 (see also Note 2) resulted with the Company recording the puttable warrant at fair value.

During November 2003, the supplier exercised the warrant by a cashless exercise into 699,624 Ordinary shares. Accordingly, the Company reclassified the fair value of the puttable warrant at the date of exercise from a liability to equity. During 2003 the Company recognized a non-cash charge in the financial statements totaling $ 3,432.

	d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10: –	TAXES ON INCOME

	a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes.

	b.	Reduction in Israeli tax rates:

On July 25, 2005 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (“the Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: in 2006, the tax rate will be 31%, in 2007, the tax rate will be 29%, in 2008, the tax rate will be 27%, in 2009, the tax rate will be 26% and from 2010 onward, the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

	c.	Measurement of taxable income:

Commencing with the year 2003, the Company has elected filing its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income),. Such an elective obligates the Company for three years. Accordingly, commencing the year 2003, results for tax purposes are measured in terms of earnings in dollars.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

	d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

The Company’s production facilities have been granted “Approved Enterprise” status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

The Company is also a “foreign investors’ company”, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (depending on the percentage of foreign ownership in each taxable year).

For the Company’s three investment programs, the tax benefits are as follows: income derived from investment programs is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The benefit periods have not yet commenced since the Company has not yet generated taxable income.

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax in source.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during the first five tax years of using the equipment.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to the tax at the regular tax rate.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (“the Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Capital Investments Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provisions of the new law.

The Company has had no taxable income since inception.

	e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryforward *)	$21,766	$22,299
Temporary differences relating to reserve and allowances	2,211	2,680

Total net deferred tax asset before valuation allowance	23,977	24,979
Valuation allowance	(23,977)	(24,979)

Net deferred tax asset	$–	$–

*)	Including deferred taxes on losses for Israeli income tax purposes as of December 31, 2004 and 2005, derived from the exercise of employee stock options in the amount of $ 3,881 and $ 4,049, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid in capital as required under APB 25 since a full valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

As of December 31, 2005, the Company has provided valuation allowances of $ 24,979 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in the year 2005 amounted to $ 1,002. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

	f.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2004 and 2005, in the amount of approximately $ 77,000 (including an additional amount which was not disclosed in the Company’s financial statements for the year 2004 of $ 7,136 based on the Company’s actual tax return for 2004 attributed to the income tax benefit derived from the exercise of employee stock options) and $ 77,200, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2005, the Company’s U.S. subsidiary had U.S. federal net operating loss carryforward of approximately $ 8,850 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

	g.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,

	2003	2004	2005

Domestic	$(6,672)	$2,016	$(2,067)
Foreign	(1,050)	(402)	(1,760)

	$(7,722)	$1,614	$(3,827)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

	h.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Operations, is as follows:

	Year ended December 31,

	2003	2004	2005

Pre-tax income (loss) as reported in the consolidated statements of income	$(7,722)	$1,614	$(3,827)

Statutory tax rate	36%	35%	34%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$(2,780)	$565	$(1,301)
Non-deductible expenses	62	75	78
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	2,033	(364)	1,115
Tax adjustment due to Approved Enterprise different tax rate	734	(202)	186
Other	(49)	(74)	(78)

Actual tax expense	$-	$-	$-

NOTE 11: –	RESTRUCTURING AND NON-RECURRING INCOME

Restructuring and non-recurring income recorded in 2003 is related to net profits from sales of raw materials to incidental customers in the amount of $ 226 (since these transactions were not made in the ordinary course of business of the Company, they were classified as non-recurring income) and to income related to the reversal of an excess provision for restructuring from past years amounting to $ 478.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Segments, customers and geographical information:

The Company applies SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

Revenues from sales to external customers:

North America	$9,263	$16,449	$19,738
Europe, Middle East and Africa	20,480	22,006	36,048
Asia-Pacific	3,222	14,001	9,877
Latin America	1,456	2,375	8,114

	$34,421	$54,831	$73,777

Property and equipment, net, by geographic areas:

Israel	$2,465	$2,295	$2,202
United States	30	26	66
Other	172	195	196

	$2,667	$2,516	$2,464

Major customer data as a percentage of total revenues:

	Year ended December 31,

	2003	2004	2005

	%

Customer A	10	14	*) -
Customer B	10	*) -	*) -
Customer C	*) -	14	*) -
Customer D	*) -	*) -	13

*)	Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	b.	Financial income, net:

	Year ended December 31,

	2003	2004	2005

Financial income:
Interest on marketable securities	$544	$465	$415
Interest on bank deposits	549	249	399
Foreign currency translation differences	504	503	645
Other	22	2	-

	1,619	1,219	1,459

Financial expenses:
Bank commissions	(82)	(195)	(172)
Foreign currency translation differences	(378)	(350)	(663)
Other	-	-	(17)

	(460)	(545)	(852)

	$1,159	$674	$607

c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2003	2004	2005

Numerator:
Numerator for basic and diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$(7,722)	$1,614	$(3,827)

Denominator:
Denominator for basic net earnings (loss) per share - weighted average number of Ordinary shares	23,063,160	25,066,937	26,137,121

Effect of dilutive securities:
Employee stock options	*) -	3,002,907	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	23,063,160	28,069,844	26,137,121

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of December 31, 2004 and 2005, jointly own 22.9% and 22.5%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 170, $ 180 and $ 335 in 2003, 2004 and 2005, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. During 2005, the Company extended its facility lease agreement by an additional two years. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 0.9 million in 2003 and 2004, and $ 0.8 million in 2005.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 1,660 for the year ended December 31, 2005.

Transactions with related party:

	Year ended December 31,

	2003	2004	2005

Cost of revenues	$643	$934	$1,861

Research and development expenses	$427	$381	$445

Selling and marketing expenses	$440	$291	$356

General and administrative expenses	$90	$142	$160

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Balances with related parties:

	December 31,

	2004	2005

Trade payables, other payables and accrued expenses	$127	$63

Other receivables	$3	$3

Trade receivables	$170	$-

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD. By: /s/ Ira Palti —————————————— Ira Palti President and Chief Executive Officer

Date: June 30, 2006

EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*

1.2	Articles of Association, as amended August 25, 2005

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among Ceragon, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibit 3.1 in connection with the Ceragon’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.