Form 20-F/A
period 2005-12-31
CERAGON NETWORKS LTD
filed 2006-07-27
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
(Amendment No. 1)

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

EXPLANATORY NOTE

         This amendment on Form 20-F/A (Amendment No. 1) amends our annual report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on June 30, 2006 (the “Original Report”), and is being filed solely to correct a typographical error in the date of the officers’ certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that was included in the Original Report. The dates of the Section 302 and Section 906 Certifications have been changed to reflect the date of filing of this Amendment No. 1, the first part of each of such Certifications has been changed to reflect the fact that they relate to an amendment of the Original Report, a typographical error in one of the Section 302 Certifications was corrected and the consent of our independent auditors was updated. No other changes have been made.

         The accompanying revised certifications are dated July 27, 2006, but the statements made in these revised certifications were also true and correct as of the date of the Original Report.

         Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Report nor does this Amendment No. 1 reflect any events that have occurred after the Original Report was filed.

ii

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

SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

CERAGON NETWORKS LTD. By: /s/ Ira Palti —————————————— Ira Palti President and Chief Executive Officer

Date: July 27 2006

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