Form 20-F
period 2006-12-31
CERAGON NETWORKS LTD
filed 2007-06-29
CIK 1119769

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, Par Value NIS 0.01	Nasdaq Global Market

(Title of each Class)	(Name of Exchange on which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,436,090 Ordinary Shares, NIS 0.01 par value.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

—	references to “"Ceragon,” the “Company,” “us”, “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

—	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

—	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

—	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

—	references to the “Companies Law” are to Israel's Companies Law, 5759-1999; and

—	references to the “SEC” are to the United States Securities and Exchange Commission.

Cautionary Statement Regarding Forward-Looking Statements

        This annual report includes certain statements that are intended to be, and are hereby identified as, “forward-looking statements” for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events.

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

Selected Financial Data

        The selected financial data set forth in the following table are derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and cover each of the years in the five-year period ended December 31, 2006. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	2002	2003	2004	2005[1]	2006
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:

Revenues	$18,394	$34,421	$54,831	$73,777	$108,415
Cost of revenues [2,3]	13,005	20,755	32,227	52,487	80,776

Gross profit (loss)	5,389	13,666	22,604	21,290	27,639

Operating expenses:
Research and development	10,101	9,346	9,772	10,713	13,336
Less: grants and participations	1,870	1,976	2,293	1,752	1,543

Research and development, net	8,231	7,370	7,479	8,961	11,793
Selling and marketing	10,202	9,967	11,841	13,629	17,420
General and administrative	2,761	2,482	2,485	3,200	5,217

Restructuring and non-recurring income	83	(704)	--	--	--

Total operating expenses	21,277	19,115	21,805	25,790	34,430

Operating profit (loss)	(15,888)	(5,449)	799	(4,500)	(6,791)
Financing income, net	1,528	1,159	674	607	1,284
Other financial expenses - non-cash charge relating to
puttable warrant	--	(3,432)	--	--	--
Other income	--	--	141	66	47

Net income (loss)	(14,360)	(7,722)	1,614	(3,827)	(5,460)

Basic net earnings (loss) per share	$(0.64)	$(0.33)	$0.06	(0.15)	(0.20)

Diluted net earnings (loss) per share	$(0.64)	$(0.33)	$0.06	(0.15)	(0.20)

Weighted average number of shares used in computing
basic earnings (loss) per share	22,375,939	23,063,160	25,066,937	26,137,121	26,728,053

Weighted average number of shares used in computing
diluted earnings (loss) per share[4]	22,375,939	23,063,160	28,069,844	26,137,121	26,728,053

1.	The amortization of deferred stock compensation presented in previous years was reclassified in the relevant expense line.

2.	In 2005, the amount includes $7,082 related to a write-off of inventories and $390 related to long-term receivables.

3.	In 2006, the amount includes a one-time charge of $11,887 related to an agreement with the Office of the Chief Scientist to terminate our grant program.

4.	Except for 2004, all outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,
	2002	2003	2004	2005	2006
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank
deposits, short and long term marketable securities	$43,173	$39,046	$37,801	$33,022	$29,485
Working capital	30,386	30,481	38,827	34,871	47,268
Total assets	61,640	62,428	73,111	73,992	96,351
Total long term liabilities	1,825	2,451	2,986	3,424	12,277
Shareholders' equity	49,266	48,683	52,187	49,189	47,561

Risk Factors

        The following risk factors, among others, could affect our actual results of operations and cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. You should carefully consider the risks described below, in addition to the other information contained elsewhere in this Annual Report. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occur. In that event, the market price for our ordinary shares could decline.

Risks Relating to Our Business

We have a history of operating and net losses. We may not operate profitably in the future.

        Although we reported a profit in 2004, we incurred operating and net losses in every other fiscal year from our inception, and we may incur losses in the future. We reported net losses of $7.7 million for 2003, $3.8 million for 2005 and $5.5 million for 2006. As of December 31, 2006, our accumulated deficit was $133.7 million. In order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our sales do not increase or if our expenses increase at a greater pace than our revenues, continuing profitability may not be achieved. We may not be able to sustain or increase profitability on a quarterly or annual basis.

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

        In certain fiscal quarters, relatively few customers have accounted for a large percentage of our revenues. During 2006, one customer represented 17% of our revenues. Our business may be seriously harmed if we experience a loss of any of our significant customers, or we suffer a substantial reduction in orders from these customers. The worldwide telecommunications industry is dominated by a small number of large corporations, and we expect that a significant portion of our future product sales per quarter will continue to be concentrated in a limited number of customers. In addition, our customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or our inability to gain additional customers could result in further declines in our revenues. If our revenues decline, our business, financial condition, and results of operations could be harmed.

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

        We outsource all of our manufacturing processes to contract manufacturers. We do not have long-term contracts with any of these contract manufacturers. We have experienced and may in the future experience delays in shipments from these manufacturers. This could delay product shipments to our customers. Our manufacturers may themselves in the future experience other manufacturing problems, including inferior quality and insufficient quantities of components. These delays, quality problems and shortages could result in delayed deliveries, penalties, equipment replacement costs and possible cancellation of orders. If our manufacturers experience financial, operational, manufacturing capacity or other difficulties, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs. Moreover, qualifying new manufacturers and commencing volume production is expensive and time consuming. If we are required or choose to change manufacturers, our sales and our customer relationships may suffer.

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

        Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single source supplier. Their dependence on a limited number of suppliers subjects us to the following risks:

—	The component suppliers could increase component prices significantly at any time and with immediate effect. This would increase component procurement costs and could result in reduced gross margins for us.

—	The component suppliers may themselves experience shortages in components and interrupt or delay their shipments to our manufacturers. This may delay our product shipments to our customers and result in penalties and/or cancellation of orders for our products.

—	The component suppliers could discontinue the manufacture or supply of components used in our systems. If this occurs and we or our manufacturers are unable to develop alternative sources for components, we might need to modify our products. This would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and force us to accept lower gross margins.

—	Our manufacturers may purchase more inventory than is immediately required to compensate for potential component shortages or discontinuation. Such inventory can become obsolete.

Our business depends in part on sales to original equipment manufacturers.

        The success of the sales of our products currently depends in part on existing relationships with original equipment manufacturers, or OEMs, of telecommunications equipment. A portion of our systems is sold to and through such OEMs rather than directly to end users or indirectly through other channels. The sale of our products depends in part on the OEMs’ active marketing and sales efforts as well as the quality of their post-sale support. Sales through the OEMs’ channels expose our business to a number of risks, each of which could result in a reduction in the sales of our wireless products. We face the risks of termination of these relationships, consolidation of some of these OEMs, financial problems they might encounter, or the promotion of competing products or emphasis on alternative technologies by these OEMs, turning them into competitors rather than partners. Any of the foregoing may result in decline in the purchase of our products. In addition, our efforts to increase sales may suffer from the lack of brand visibility resulting from OEMs’ sale of these products with their own brand names, or from our inability to enter into relationships with additional OEMs that would give us better penetration to existing and potential markets. On the other hand, increased sales through OEMs could have a negative effect on our profitability, due to the possible need to lower the prices at which we sell our products to our OEMs in order to allow them the profits that they deem reasonable. If any of these risks materialize, we will need to develop alternative methods of marketing these products. Until we do so, sales of our products may decline.

The creation of Nokia Siemens Networks may lead to fewer purchases of our products by Nokia Siemens Networks, which could result in decreased revenues.

        In January 2006, we entered into an OEM Purchase and Distribution Agreement (the “OEM Agreement”) with Nokia Corporation. Under the OEM Agreement, Nokia agreed to include Ceragon’s products with its microwave radio product portfolio as Nokia PowerHopper Vario to provide complete cellular transmission networking solutions. During 2006, sales to Nokia accounted for 17% of our revenues. In mid-2006, Nokia and Siemens formed a joint venture to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens. Nokia Siemens Networks (“NSN”), as the new company is known, began operations in April 2007 and was assigned the OEM Agreement. Siemens has products and capabilities to develop products which compete with some of ours, but it is as yet unclear how the creation of NSN will affect purchases under the OEM Agreement. These effects can be on a regional basis, product basis or customer basis. If NSN decides to promote Siemens’ products rather than ours, it could become a competitor of ours in addition to, or instead of, being a strategic partner, with the result that our sales to NSN could decrease, and in turn our total revenues could decrease as well.

Our business depends in part on sales of other companies’ products as an original equipment manufacturer.

        The success of the sales of our products currently depends in part on existing relationships with companies whose products we sell on an OEM basis. These companies have chosen to sell a portion of their systems through us in order to take advantage of our reputation and sales channels. The sale of these OEM products depends in part on the quality of the products, the ability of our OEM partners to deliver their products on time and their ability to provide both presale and post-sale support. Sales of OEM products expose our business to a number of risks, each of which could result in a reduction in the sales of our wireless products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels, turning them into competitors rather than partners. If any of these risks materialize, we will need to develop alternative sources for these OEM products. Until we do so, our revenues may decline.

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

        We are continuously seeking to develop new products and enhance our existing products. Developing new products and product enhancements requires significant capital expenditures and research and development resources and we are, therefore, being much more selective in these investments. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner.

If our revenues continue to grow at rates similar to those in the past, we may face problems in managing the growth of the Company.

        Our revenues grew by 46.9% from 2005 to 2006, by 34.6% from 2004 to 2005, by 59.3% from 2003 to 2004 and 87.1% from 2002 to 2003. The number of units that we manufacture each year has grown at higher rates. While past performance is no guarantee of future achievement, if our growth continues at similar rates, we may face difficulties in coping with such growth. Our success in handling rapid growth will depend on our ability to:

—	streamline and automate processes in order to manufacture and deliver on time larger quantities of equipment than in previous years;

—	reduce the costs of manufacturing our products;

—	balance the need for additional employees with the need to minimize costs; and

—	maintain the capital resources needed to finance such growth.

We face intense competition from other wireless equipment providers. Our failure to compete effectively could hurt our sales.

        The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business. A number of communications equipment suppliers, including (in alphabetical order) Alcatel-Lucent, Dragonwave, Harris Stratex Networks, Huawei Technologies, L.M. Ericsson, Motorola, NEC, Nera Networks, Nokia Siemens Networks, SIAE Microelettronica, and ZTE Corporation, as well as other companies offer or are developing products that may compete with our products.

        Some of our competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. Consolidation among some of our competitors, as seen in the creation of Nokia Siemens Networks, the recent mergers of Alcatel and Lucent and of Harris and Stratex Networks and the acquisition by Ericsson of Marconi and Redback Networks, have increased the size and thus the competitive resources of these companies. Some also have greater name recognition and a larger customer base than we have. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. Some of our competitors have product lines that compete with ours, and are also through which we market and sell our products on an OEM basis. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. We expect to face increasing competitive pressures from both current and future competitors. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly. We also expect that industry consolidation will increase competition.

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

        Our products also compete to a certain extent with other high-speed communications solutions, including fiber optic lines, leased copper lines, free space optics, low- to medium-capacity point-to-point radios and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. In addition, customers may wish to use transmission frequencies for which we do not offer products and, therefore, such customers turn to our competitors to fulfill such needs. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

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

Part of our inventory may be written off, thus adding to our cost of revenues.

        In 2005, we wrote off excess inventory resulting from our decision to terminate our legacy product line, close our in-house production facilities and transfer production activities to our contract manufacturers. The result of the write-off in 2005 was a one-time charge to cost of revenues of approximately $7.1 million. Inventory may again accumulate due to a variety of factors: (a) new generations of products replacing older ones, as was the case in 2005; (b) the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate; and (c) changes in products because of technological advances and cost reduction measures. If inventory accumulates for any of these reasons, we may need to write off parts of our inventory again, thus adding to our cost of revenues and reducing our profitability.

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

Due to the volume of our international sales, a significant portion of which are in emerging markets, we are susceptible to a number of political, economic and geographic risks that could harm our business if they occur.

        We are highly dependent on sales to customers outside the United States. We expect that international sales will continue to account for the majority of our sales for the foreseeable future. A significant portion of these sales are made in countries in south Asia, southeast Asia and Africa. As a result, the occurrence of any international, political, economic or geographic events that adversely affects our business could result in significant revenue shortfalls.

        Any such revenue shortfalls could cause our business, financial condition and results of operations to be harmed. The following are some of the risks and challenges of doing business internationally, several of which are more likely in the emerging markets than in other countries:

—	unexpected changes in regulatory requirements;

—	fluctuations in foreign currency exchange rates;

—	imposition of tariffs and other barriers and restrictions;

—	management and operation of an enterprise spread over various countries;

—	burden of complying with a variety of foreign laws;

—	general economic and geopolitical conditions, including inflation and trade relationships;

—	longer sales cycles;

—	difficulties in protecting intellectual property;

—	laws and business practices favoring local competitors;

—	demand for high-volume purchases with discounted prices;

—	payment delays and uncertainties; and

—	war and acts of terrorism.

The unpredictability of our quarter-to-quarter results may harm the trading price of our ordinary shares.

        Our quarterly operating results may vary significantly in the future for a variety of reasons, many of which are outside of our control, and any of which may harm our business. These factors include:

—	volume and timing of product orders received and delivered during the quarter;

—	our ability, and the ability of our contract manufacturers, to manufacture products on time;

—	our ability and the ability of our key suppliers to respond to changes made by customers in their orders;

—	timing of new product introductions by us or our competitors;

—	changes in the mix of products sold by us;

—	cost and availability of components and subsystems;

—	downward pricing pressure on our products;

—	adoption of new technologies and industry standards;

—	competitive factors, including pricing, availability and demand for competing products;

—	ability of our customers to obtain financing to enable their purchase of our products;

—	fluctuations in foreign currency exchange rates;

—	regulatory developments; and

—	general economic conditions in the United States and internationally.

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

        As a public company, we will be spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. Particularly, as a foreign private issuer, we need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. Section 404 requires management’s annual review and evaluation of our internal controls over financial reporting and management’s attestation of the effectiveness of our internal controls over financial reporting in connection with the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2006. For each subsequently filed annual report on Form 20-F, we will also need the attestation of our independent public accounting firm of the effectiveness of our internal controls over financial reporting. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will result in additional accounting and legal expenses. In addition, if we are unable to implement required changes within the time limit imposed by Section 404, it could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

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

        In addition, both in the United States and internationally, we are affected by the allocation and auction of the radio frequency spectrum by governmental authorities. Such governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the unavailability of radio frequency spectrum has inhibited the growth of wireless telecommunications networks. In addition, to operate in a jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own regulations governing radio communications. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable frequency allocations and regulations, and the process of establishing new regulations is complex and lengthy. If we are unable to obtain sufficient allocation of radio frequency spectrum by the appropriate governmental authority or obtain the proper regulatory approval for our products, our business, financial condition or results of operations may be harmed.

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

Our products operate primarily on government-licensed radio spectrum frequencies. If a customer or end-user of our products is unable to secure such a license, or if a holder of a license files for bankruptcy and its license is unavailable, such customer or end-user of our products may be unable to provide wireless communications services in the optimal transmission frequency and may not deploy a wireless network using our products.

        Our products operate primarily on government-licensed radio spectrum frequencies. Users of our products must either have a license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. If unable to secure such a license, a customer or end-user may not deploy a wireless network using our products. If a license holder of such radio spectrum frequency files for liquidation, dissolution or bankruptcy, substantial time could pass before those licenses are transferred, canceled, reissued or made available by the applicable government licensing authority. Until the licenses are transferred, canceled, reissued or otherwise made available, other operators may be precluded from operating in such licensed frequencies, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain frequencies, demand for our products may decrease as well.

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

        Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/EC on Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHS” Directive), requires products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances, took effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and provide collection and recycling facilities for used products. If we fail to achieve or maintain compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

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

        Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. We currently rely upon a combination of trade secrets, trademark, copyright and contractual rights to protect our intellectual property. In addition, we enter into confidentiality and invention assignment agreements with our employees, and enter into non-disclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third-party development of similar technologies. In the event that such intellectual property arrangements are insufficient, our business, financial condition and results of operations could be harmed. We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

        The wireless telecommunications industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. NEC Corporation, another telecommunications equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged. However, we are not able to estimate the outcome of such discussions, including whether there could be an adverse effect on our business. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages, cease the licensing of allegedly infringing technology or the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

Our failure to retain and attract personnel could harm our business, operations and product development efforts.

        Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these areas. Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer.

Our non-competition agreements with employees may not be enforceable. If any of our employees leave us and join a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

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

        As of March 31, 2007, Yehuda and Zohar Zisapel, who are brothers that do not vote as a group and who do not have a voting agreement, beneficially owned, directly or through entities they control, an aggregate of 22.3% of the outstanding ordinary shares. As a result, these shareholders may significantly influence the outcome of various actions that require shareholder approval. For example, they may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

        We do not believe that during 2006 we were a passive foreign investment company. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

        It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2006 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “United States Federal Income Tax Considerations.”

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to produce and sell our products. This could result in a decrease of our revenues.

        Our principal offices and research and development facilities, and the majority of our manufacturing facilities and subcontractors are located in Israel. Consequently, political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

        Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. We believe that the boycott has not had a material adverse effect on us. However, the boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could adversely affect us.

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

        We do not believe that the political and security situation in Israel has had any material impact on our business to date. However, we can give no assurance that it will not have such an effect in the future.

Since a majority of our revenues is generated in U.S. dollars while a portion of our expenses is incurred in new Israeli shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the U.S. dollar, or if the NIS appreciates against the U.S. dollar.

        A majority of our revenues are in U.S. dollars, while a portion of our expenses, principally salaries and the related personnel expenses for Israeli employees and consultants, local vendors and subcontractors, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. In addition, we are exposed to the risk that the NIS will appreciate in relation to the dollar. In 2006, the NIS appreciated against the U.S. dollar by 8.2%. Either of these developments would have the effect of increasing the dollar cost of our operations and would, therefore, have an adverse effect on our dollar-measured results of operations.

Since we received Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies outside of Israel.

        We have received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel. In late December 2006, we entered into an agreement with the OCS to conclude our participation in such grant programs sponsored by the OCS and to repay approximately $11.9 million in outstanding grants owed to the OCS. However, the terms of these OCS grants, which limit our ability to manufacture products or transfer technologies outside of Israel, if such products or technologies were developed using know-how developed with or based upon OCS grants, continue to apply to us. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to pay additional royalties to the OCS. In addition, any non-Israeli who becomes a direct holder of 5% or more of our share capital is generally required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

        We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

        We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

        Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

A. History and Development of the Company

        We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law. Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-645-5733. Our world wide web address is www.ceragon.com. Information contained on our website does not constitute a part of this Annual Report.

        Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 10 Forest Avenue, Suite 120, Paramus, New Jersey 07652.

        In the years ended December 31, 2006, 2005 and 2004, our capital expenditures were $1.4 million, $0.9 million and $0.7 million, respectively, and were spent primarily on investment in information-technology systems, equipment for research and development, general computer software and hardware, production equipment and leasehold improvements. We have no current commitments for capital expenditures.

B. Business Overview

        We design, develop, manufacture and sell high-capacity, point-to-point wireless backhaul solutions . Our products are used primarily by cellular operators to transport voice and data traffic in the backhaul, the segment of the telecommunications network that connects base stations to switch locations on the core network. Our products are also used by other telecommunications service providers that operate wired or wireless networks and by organizations and enterprises that operate their own private networks based primarily on SDH/SONET and IP (Internet protocol) technologies.

        Our sales and profits have grown steadily on a quarter-to-quarter basis for the past five years. For 2006, our revenues reached $108.4 million, an increase of 47% compared to 2005, and for the first quarter of 2007 our revenues were $33.9 million, an increase of 59% compared to the first quarter of 2006. Our growth is being driven by a number of factors, including the expansion of our primary target market (high-capacity cellular backhaul); the comprehensive range, robustness, scalability and flexibility of our product lines; the ongoing extension of our sales channels (especially through the addition of strategic OEM partners) and the expansion of our marketing and support resources. Recognizing the opportunity inherent in the market for high-capacity backhaul solutions, we are currently focusing the majority of our sales, marketing and R&D resources on this high-growth market segment.

        Worldwide demand for high-capacity backhaul solutions has been growing due to a number of factors, including:

—	Strong rises in the quantity of data traffic. The rising uptake of data-intensive applications (video and music downloads, wireless Internet, etc.), together with a continuous rise in the number of global cellular subscribers, has significantly increased the load on backhaul capacity. For many cellular operators with existing networks (especially in developed regions), backhaul has become a traffic bottleneck that impacts the performance of the entire network, necessitating an expansion of the backhaul segment to assure current and future service quality.

—	Rapid build-out of new cellular networks in developing regions. Demand for cellular voice and data services continues to grow in many developing regions (e.g. India, Asia-Pacific, Africa), many of which have little existing wireline telecommunications infrastructure. In these regions, end-to-end wireless networks have proven to be particularly desirable, as they are much quicker and more cost-effective to install than comparable wireline solutions.

        With an extensive portfolio of high-capacity wireless backhaul products for both TDM (time division multiplexing) and IP platforms, Ceragon has become one of the industry’s leading providers of complete backhaul solutions for cellular operators in all parts of the world. To date, our products have been commercially deployed by over 200 customers in approximately 85 countries. Our systems provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than copper or fiber optic lines. They operate over multiple licensed and unlicensed frequency bands in the range of 2.4 to 80 GHz, but are most commonly deployed on licensed bands.

        Our products are also used in a range of applications by other types of operators. For example, incumbent local exchange carriers (ILECs) and other telecom operators that operate wireline networks use our products as an extension to the existing fiber infrastructure within their high-capacity metropolitan ring and access networks, and fixed wireless operators (wireless ISPs and others) use our products for backhaul.

        In addition, a variety of public organizations (e.g., municipalities, governments) and enterprises (e.g., corporations, hospitals) deploy our products for use in their own private telecommunications networks.

        We sell our products to customers through a worldwide network of direct and indirect channels. Our direct sales force includes approximately 40 salespeople operating out of 17 sales and support offices, and we work closely with major system integrators and distributors in targeted regions. In addition, a significant and growing portion of our sales are made on an original equipment manufacturer (OEM) basis to telecommunications equipment vendors, including Nokia Siemens Networks and others.

        Based on our experience, the telecommunications equipment business is seasonal to the extent that sales or order intake in the first quarter of each calendar year are typically lower than in other quarters. Nevertheless, our historical results of operations do not reflect such seasonality.

Industry Background: Market Trends

        Wireless solutions as compared to other backhaul options: In meeting their backhaul needs, cellular operators can choose from a variety of infrastructure options, each that offer a mixture of advantages and disadvantages. Today’s most widely deployed options include leased telecom lines, fiber-optic lines and wireless links (singly or in combination). The operator’s considerations in selecting the backhaul infrastructure include the desire for rapid service deployment, scalability and minimization of capital expenditure and operational expenses.

—	Leased copper or fiber-optic lines from ILECs have been readily available to cellular operators in many regions. However, their usage has been tied to the payment of an expensive monthly fee, and in some cases requires the cellular operator to become dependent upon a direct competitor. In addition, the leasing of copper lines saddles the cellular operator with an absolute capacity problem which limits their ability to scale to meet the network demands dictated by today’s higher levels of voice and data traffic.

—	Laying of new fiber-optic cable is a reliable option that provides the operator with maximum bandwidth at low operating costs. However, the laying of new cables is a time-consuming and expensive process, and in many urban or geographically dispersed regions is very difficult to achieve.

—	Wireless links: High-capacity, carrier-grade wireless backhaul systems such as Ceragon’s represent a scalable, quick-to-deploy solution at a reasonable capital cost. Once installed, they belong to the operator, releasing them from dependence on – and cost of – the lines of a competitor or a third party.

        In general, the need for higher-capacity backhaul solutions has been growing rapidly for the past several years. This reflects a confluence of factors:

—	A continuous rise in the number of mobile subscribers, translating into an increase in the number of base stations and cell sites, which has in turn increased the need for backhaul transmission capacity. Demand for cellular voice services continues to grow strongly in emerging markets (rural areas and developing countries), while demand for more data-intensive 3G services is growing in many markets where voice coverage is already high.

—	Growing demand for new higher-data services: As demand grows for data-intensive services (mobile Internet, mobile TV, mobile gaming, downloadable music, MMS, video conferencing, etc.), backhaul capacity becomes a constraining factor, representing a costly bottleneck. To handle packetized voice and data services with existing TDM backhaul networks, some mobile operators must multiply the leased lines dedicated to each cell site, thereby eroding the profitability of their services. These considerations significantly enhance the business proposition of migration to a wireless and IP-optimized wireless backhaul solution.

—	Migration to IP-based backhaul platforms: Since circuit switched (TDM) networks were designed to handle voice traffic, they are not ideal for the transmission of data-intensive services. The increased traffic of data services is causing more operators to want to upgrade to an IP-based network, and with it an IP-based backhaul solution.

—	The emergence of all-IP networks: There are several technologies that are being developed in order to upgrade existing mobile networks. These technologies, generally referred to as fourth generation or 4G, are based on IP. They include WiMAX(Worldwide Interoperability for Microwave Access), viewed as the frontrunner, LTE (Long Term Evolution) and UMB (Ultra Mobile Broadband). Backhaul for any of these technologies will also need to be IP-based.

The Ceragon Solution

        We offer a broad portfolio of high-capacity, point-to-point wireless backhaul solutions designed to eliminate the backhaul capacity bottleneck and to enable the transition to an all-IP infrastructure.

        Each of our products is comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system.

—	Indoor units convert the transmission signals from digital to IF/radio and vice versa; process and manage information transmitted to and from the outdoor unit; aggregate multiple transmission signals; and provide a physical interface to wireline networks.

—	Outdoor units are used to control power transmission, convert IF (intermediate frequency) signals to RF (radio frequency) signals and vice versa, and to provide an interface between antennas and indoor units. They are enclosed in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

—	Compact, high-performance antennas are used to transmit and receive microwave radio signals between edge and core networks. They are mounted on poles which are typically mounted on rooftops, towers or buildings.

—	End-to-End Network Management. Ceragon provides state-of-the-art management based on SNMP. Our management applications are written in Java code and enable management functions at both the element and network levels. The applications run on Windows 2000/2003/XP and Sun Solaris.

        An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which may extend across a distance of 40 miles and more. The specific distance depends upon the customer’s requirements, the modulation scheme chosen, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management software or can be interfaced to the management network system of the service provider. The systems are available in both split-mount and all-indoor installations.

         Product Portfolios

        We market all of our products under the trademark FibeAir®. These products utilize multiple modulation schemes which increase their flexibility by giving service providers the ability to choose between increased range and increased spectral efficiency.

        The FibeAir family includes the following products:

         IP Portfolio

        FibeAir IP-MAX. This wireless native Ethernet solution provides from 50 to 900 Mbps of transmission capacity for Fast Ethernet and Gigabit-Ethernet interfaces. The FibeAir IP-Max answers the need of operators for the higher capacities required for providing enhanced IP-based services in WiMAX, private and metropolitan area networks. It operates in the frequency range of 6-38 GHz and is equipped with built-in XPIC and adaptive modulation allowing QPSK and 16 to 256 QAM. The FibeAir IP-MAX is available with optional AES encryption module.

        FibeAir Gigamax. The FibeAir Gigamax system provides full rate Gigabit Ethernet (up to 1.25 Gps) transmission capacity over 60, 70 and 80 GHz channels. This system allows low-cost installation for transmission over short distances of up to 5,000 feet

         Multi-Service Portfolio

        IP-MAX-MS. This system combines the native Ethernet capability of the IP-MAX with scalable and dynamic bandwidth allocation of TDM interfaces. It is intended for use in cellular networks currently using TDM in order to allow them to migrate easily to IP-based networks.

        FibeAir 4800. The FibeAir 4800 system is designed to provide up to 48 Mbps of aggregate capacity over license-exempt channels in the 2.4GHz to 5.85 GHz range. This system may be used for transmission over distances up to 50 miles and offers integrated Fast Ethernet and N x E1/T1 interfaces.

         High Capacity SDH Portfolio

        FibeAir 1500P. The FibeAir 1500P system provides from 155 to 622 Mbps of transmission capacity for SDH/SONET interfaces. The 1500P transmits over a 28/50/56 MHz channel using single or dual independent, hot swappable carriers with optional cross-polar interference canceller (XPIC) mechanism. Each carrier is equipped with a built-in software configurable modem, allowing 16, 32, 64, 128 or 256 QAM modulation schemes for improved spectrum utilization. The FibeAir 1500P is available with optional module for AES encryption that has been approved to FIPS 140-2 Level 2.

         High Capacity PDH/Ethernet Hybrid Solution

        FibeAir 640P. This system is designed to offer cellular operators a migration path from mid-capacity PDH/Ethernet to high-capacity PDH/Ethernet network access. It allows operators to upgrade their links without costly additional investments in equipment. The FibeAir 640P system provides multiple TDM capacities from 32 to 64 E1s and from 28 to 64 T1s together with intelligent Fast Ethernet networking. The system operates in the 6-38 GHz frequency range.

         Long-Haul Wireless Solution

        FibeAir 1500HP. The FibeAir 1500HP is the Company’s long haul wireless system. The system offers embedded space diversity with dual receiver architecture, extremely high transmit power and IF combining algorithm intended to provide superior performance and errorless transmission. For operators this means a reliable, easily-deployed solution that can use less equipment and smaller antennas, providing substantial savings on initial investments and operational expenditures. The system operates in the frequency range of 6-11 GHz and is equipped with built-in XPIC, software configurable modulation allowing QPSK and 32 to 256 QAM, and configurable bandwidth from 10 to 40 MHz.

         Trunk Radio Solution

        FibeAir 3200T. The FibeAir 3200T is an N+1 solution in either all-indoor or split-mount configuration that provides wireless high-capacity data transmission over long distances, in a wide variety of network capacities, frequencies and configurations. It is designed to provide maximum protection and availability for fixed and mobile backhaul and backbone networks. FibeAir 3200T operates in the frequency range of 6-11 GHz and can be easily upgraded from 45 Mbps up to N+1 x 155 Mbps.

        End-to-End Network Management. Ceragon provides state-of-the-art management based on SNMP. Our management applications are written in Java code and enable management functions at both the element and network levels. The applications run on Windows 2000/2003/XP and Sun Solaris.

—	CeraView® is Ceragon’s SNMP-based EMS (Element Management System) that enables the operator to perform element configuration, RF and SDH performance monitoring, remote diagnostics, alarm reports and more. CeraView integrates with different 3rd party NMS (Network Management System) platforms to provide end-to-end system management.

—	PolyView™ is Ceragon’s NMS server that includes CeraMap™, its friendly yet powerful client graphical interface. PolyView can be used to update and monitor network topology status, provide statistical and inventory reports, define end-to-end traffic trails, download software and configure elements in the network. In addition, it can integrate with Northbound NMS platforms, to provide enhanced network management.

         Advantages of Ceragon’s Products:

        We believe that our products offer the following competitive advantages:

—	High-Speed, High-Quality Communications. Our products enable the delivery of full-duplex, high-speed Internet access and integrated data, video and voice communications at superior transmission speeds (50-900 Mbps over licensed bands and up to 1.25 Gbps over unlicensed frequency bands). Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

—	Native IP/Fast Ethernet/Gigabit Ethernet Platform. Our IP products offer native Fast and Gigabit Ethernet wireless transmission with fiber-like quality. With what management believes is the highest available throughput on the market, this native Ethernet solution with ultra-low latency (delay) is optimized for IP-based applications including mobile backhauling, IP-DSLAM connectivity for voice over IP, Internet and video services, WiMAX backhauling and any delay-sensitive application. Our carrier-class products are upgradeable, with capacities starting from 50 to 900 Mbps. Our products deliver Gigabit Ethernet for ultra-high capacity IP connections in metropolitan rings, high-speed access connections and private networks over a dual-carrier system of up to 900 Mbps system. In addition, our products deliver two Fast Ethernet channels over a single 200 Mbps system where dynamic bandwidth allocation is used to share the overall capacity between the two Fast Ethernet channels. Each Fast Ethernet channel can provide a separate, secure connection to a business subscriber. With built-in Ethernet traffic balancing, quality of service and multi-service transport of data and voice interfaces over a single radio carrier, we substantially reduce the service provider’s costs by eliminating the need to purchase external equipment or double the links.

—	Cost Effectiveness. Our products enable operators to avoid the high costs associated with the deployment of independent fiber optic networks, including the cost of digging up streets, obtaining municipal permits and laying of fiber optic lines (which costs approximately $130,000 per mile in municipal regions). Further, our wireless products can be redeployed and reused at a negligible cost, making them ideal as a “movable” temporary solution in areas where new cable is being laid. In comparison to leased lines, our products have very low operating costs.

—	Rapid Deployment and Time to Market. Our products can deployed within hours, allowing operators to provide new services – and thereby to generate new revenues – more quickly than with wireline equipment.

—	Spectral efficiency to further increase capacity. With FibeAir platforms, traffic capacity throughput and spectral efficiency are optimized for the desired channel bandwidth. For maximum flexibility on the part of the user, channel bandwidths can be selected together with a wide range of modulations. High spectral efficiency is ensured by choosing the same bandwidth for double the capacity, via two carriers with vertical and horizontal polarizations. This feature is implemented by a built-in cross polarization interference canceller (XPIC) mechanism.

—	Optimization for high capacity and long haul. Ceragon’s innovative long-haul products were designed as a wireless networking solution for end-to-end, long-distance connectivity allowing the deployment of voice and data services for fixed and mobile backhaul networks. Our long-haul products can be installed as split-mount radio or all-indoor radio installation. Ceragon’s unique embedded space diversity with dual-receiver architecture, extremely high transmit power and IF combining algorithm guarantee superior performance and errorless transmission. For operators this means a reliable solution that can use less equipment and smaller antennas, providing substantial savings on initial investments and operating expenses.

—	Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world, including Ethernet, IP, SONET/SDH and ATM protocols. All solutions offer an easy migration path to next-generation platforms.

—	Variety of Frequency Bands. Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various frequency bands in each region, although in some cases, a customer may be able to operate in a band which is exempt from licensing processes. The regulated bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area. Our products operate in the 6, 7, 8, 11, 13, 15, 18, 23, 26, 28, 29, 31, 32 and 38 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. In addition, some of our products are designed to operate in the 2.4 – 5.85 GHz and 60 GHz unlicensed frequency bands.

—	Meet Multiple Regulatory Standards. We design all our products to meet the most stringent North American and European standards.

—	Modular Architecture. Our products contain plug-in hot swappable units that can easily be replaced or exchanged in the field. This allows us to standardize our manufacturing process, while still manufacturing each product to meet the individual requirements of each service provider. It also enables service providers to easily adapt our products for use in different network environments.

—	Integrated Multiple Access Design. By replacing a module in our basic product, a service provider can allocate the transmission capacity and physical interfaces over multiple transmission lines. This unique feature substantially reduces the service provider’s costs by eliminating the need to purchase external equipment that would otherwise be needed for this purpose.

—	Scalability and Flexibility. We design our products to enable incremental deployment to meet increased service demand. This allows the service providers to take a “pay as you grow” approach, matching capital outlays with subscriber growth. As a result, our customers can establish a wireless broadband network with a relatively low initial investment, in comparison with fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

—	High Reliability and Availability. We design our products to match the reliability standard required by service providers, including 99.999% (“five nines”) availability, maintaining continuous connectivity with a maximum of five minutes of downtime per year. This enables our customers to provide their subscribers with the same high availability as is offered by incumbent carriers using fiber optic networks. In addition, our products can be configured to provide full redundancy by connecting two radio links over the same frequency channel. This feature minimizes service interruptions.

—	Encryption. In the security area, we offer a built-in, AES-based encryption solution. Our user-friendly EncryptAir™ solution has been validated by the National Institute of Standards and Technology (NIST) to the US Federal Information Processing Standards (FIPS) 140-2 Level 2 security standard that is required by certain US military end-users.

—	Multiple Modulation Schemes. The FibeAir product family utilizes multiple modulation schemes, including QPSK, 16, 32, 64, 128, and 256 QAM enabling broadband wireless service providers to choose between increased range and increased spectral efficiency.

        These benefits may be offset by the following disadvantages and limitations of our wireless solutions, which are common to competing wireless point-to-point telecommunications products. Such disadvantages include:

—	Extreme Weather Conditions. Our products may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes.

—	Line-of-Sight Limitations. Since our products require a direct line-of-sight between antennas, service providers often install our products on cellular antenna towers, rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof or other property rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation cost of our products or cause service providers not to install broadband wireless equipment.

—	Frequency Bands. To operate our products, service providers must in most cases have a license to operate and provide communications services in the optimal available transmission frequency, or acquire the right to do so from a licensee. If a service provider is unable to secure such a license, it will not be able to operate and provide wireless communications services in the optimal transmission frequency. This may deter a service provider from deploying a wireless network.

         Customer Service and Support

        We are committed to providing our customers with high levels of service and support. We support our products with documentation and training courses tailored to our customers’ various needs. Our sales and network field engineering services personnel work closely with customers, system integrators and others to coordinate network design, ensure successful installation and provide continuous customer support. We are increasingly engaged in projects in which we supply, either directly or through subcontractors, the required installation, supervision and testing services. We provide technical assistance and customer support 24 hours a day, 7 days a week. We have the capability to remotely monitor the in-network performance of our products and diagnose and address problems that may arise. We assist our customers in utilizing our network management software within their own internal network operations control centers.

         Customers and Markets

        We began selling our products commercially during the second half of 1998. We have sold our products directly to more than 200 customers (including carriers, service providers, system integrators and distributors) in approximately 85 countries.

        Our sales to customers are based on written purchase agreements or purchase orders.

        Our principal end-user customers are cellular operators. For these customers, our products are used to expand backhaul network capacity, to reduce backhaul costs and to support the provision of advanced telecommunications services. We also sell systems for a variety of applications to other service providers and to organizations and enterprises that operate their own private networks.

        The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

Region	2004	2005	2006
	(%)	(%)	(%)

North America	30	27	26
EMEA*	40	49	38
Asia-Pacific	26	13	30
Latin America	4	11	6

* Europe, Middle East, and Africa

         Distribution Channels

        We sell our products directly to end users as well as indirectly through a variety of channels, including distributors, system integrators and OEMs.

        Our international direct sales force operates from 17 offices located around the world. Our sales efforts are augmented in many cases by local agents and distributors. We currently function as an OEM supplier to three manufacturers, which cumulatively accounted for approximately 25% of our sales in 2006. Our largest OEM partner is Nokia Siemens Networks, with whom we signed an OEM agreement in January 2006 following several years of joint activities on an informal basis. We plan to invest additional efforts in the development of such alliances in order to provide greater access to our target markets.

        The principal goal of our marketing program is to educate existing and potential customers about the capabilities and benefits of our products and solutions. We are also committed to developing and enhancing the awareness of our company and our products. Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

         Manufacturing and Assembly

        Our manufacturing process consists of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping. We employ an outsourced manufacturing strategy that relies on contract manufacturers to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. We have outsourced all of our manufacturing operations to contract manufacturers in Israel and the Philippines, and have outsourced our warehouse operations to a subcontractor in Israel as well. During the second half of 2006, we ceased our Tel Aviv manufacturing operations as part of the phase-out of our legacy FibeAir 1500 products.

        The raw materials for our products come from sources throughout the world. At the beginning of 2006, we and our contract manufacturers experienced manufacturing delays due to the worldwide shortage of certain components. We cannot assure you that such shortages will not occur again in the future.

        We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 9002, and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.

        Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. On July 1, 2006, the new “RoHS” (Restrictions of Hazardous Substances) Directive took effect, a development which required us to modify some of our products. In addition, the recently enacted “WEEE” (Waste Electrical and Electronic Equipment) Directive requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. If we fail to achieve and maintain compliance, we may be restricted from selling our products in the European Union, a development that could adversely affect our operating results.

Competition

        The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

        We compete with a number of wireless equipment providers that vary in size and in the types of products and solutions they offer. Our primary competitors are companies that offer point-to-point wireless network solutions, including Alcatel-Lucent, Harris Stratex Networks, L.M. Ericsson, NEC Corporation, Nera Networks, Nokia Siemens Networks and SIAE Microelettronica, as well as a number of other companies, such as DragonWave, Huawei Technologies, Motorola and ZTE Corporation, that offer or are developing products that compete with ours. We believe we compete principally on the basis of:

—	Product superiority: performance, reliability, robustness, scalability, flexibility and design;

—	Range of product portfolio, including ability to provide both TDM and IP solutions, therefore providing a migration path for TDM to IP;

—	Cost; and

—	Deployment, support and technical service experience and track record.

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

         Conditions in Israel

        We are incorporated under the laws of the State of Israel. Our principal offices and research and development facilities are located in Israel, as well as some of the contractors to which we have outsourced our manufacturing. Therefore, we are directly affected by political and military conditions which are discussed in the “Risks Relating to our Location in Israel” in Item 3D above, and economic conditions in Israel, which could affect our U.S. shareholders.

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

        The Israeli government’s fiscal policy and the Bank of Israel’s monetary policy contributed to relative price stability in recent years, despite improved rates of economic growth and a decline in the rate of unemployment. However, we cannot assure you that prices and exchange rates will remain stable. Price and exchange rate instability may have a material adverse effect on us.

Trade Relations

        Israel is a member of several international organizations, such as the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Among others, Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Trade in Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from several countries, among them Japan. These preferences allow Israel to export products covered by these programs either duty-free or at reduced tariffs.

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year and 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

        However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably lower. See “The Law for the Encouragement of Capital Investments, 1959” below.

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

Tax Benefits under the 2005 Amendment

        On April 1, 2005, an amendment to the Investments Law (the “Amendment”) came into force. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, whose benefits will remain as they were on the date of such approval. However, a company that was granted benefits according to section 51 of the Investments Law (prior to the amendment) would not be allowed to choose a new tax year as a year of election (as described below) under the new amendment for a period of 3 years from the company’s previous year of commencement under the old Investment Law.

        The Company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision. However, if the Company is granted any new benefits in the future, they will be subject to the provisions of the amended Investment Law. Therefore, the above discussion is a summary of the Investment Law prior to its amendment and the following is a discussion of the relevant changes contained in the new legislation.

        The Amendment simplifies the approval process: according to the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 31, 2007.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

        Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, we did not generate income under the provisions of the new law.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

        The Government of Israel encourages research and development projects through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, commonly referred to as the R&D Law.

        Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee of the OCS. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.

        In December 2006, we entered into an agreement with the OCS to conclude our R&D grant programs sponsored by the OCS. Under the agreement, we are required to repay the OCS approximately $11.9 million in outstanding grants, in semiannual installments from 2007 through 2009. We are required to continue reporting to the OCS concerning our sales every quarter. As part of each report, we are required to calculate the amount we would be obligated to pay the OCS if we paid a royalty of 3.15% on all our sales for such quarter. If the resulting amount is more than the amount which is one-sixth of the $11.9 million obligation, we will be required to pay the difference upon making the report. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying it may be shortened. We entered into that agreement because we believe that the accelerating, interest-bearing royalty payments stemming from growth in our revenues significantly reduced the economic benefit of participation in such grants.

        In June 2005, an amendment to the R&D Law came into effect, which intends to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below. Even though we concluded our participation in the OCS grant program, these restrictions continue to apply to us.

        The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to pay higher royalties to the OCS.

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

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:

—	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

—	deduction over a three-year period of specified expenses incurred with the issuance and listing of shares on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation under Inflationary Conditions

        Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates us for three years. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in dollars. We filed for a one-year extension regarding 2006.

        The Israeli Income Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. Commencing with the year 2003, we elected to base our tax returns on our operating results in U.S. dollars as reflected in our financial statements.

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

D. Property, Plants and Equipment

        Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 55,000 square feet in Tel Aviv, Israel. The leases for this space are valid until May 2008, with an option to renew for an additional one-year period.

        In the United States, we lease approximately 5,100 square feet in Paramus, New Jersey, for our North American headquarters. The lease in Paramus is valid until September 2008. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. We also lease space for our local subsidiaries to conduct sales and marketing activities in their respective regions.

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

        A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars. In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. We use the dollar as our functional currency. Transactions and balances in other currencies are remeasured into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from remeasurement are recorded as financial income or expense, as applicable. Our consolidated financial statements are prepared in dollars.

        We expect our operating results to fluctuate in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

        Revenues. We generate revenues from the sale of our products, those of other parties and services. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” and FASB’s Emerging Issue Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Elements.” We price our products on a per unit basis according to a price list. However, the final price to the customer may vary according to various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation. We sell our products directly and through distribution channels worldwide. In 2006, approximately 26% of our revenues were generated in North America, 38% were generated in Europe, Middle East, and Africa, 30% were generated in the Asia-Pacific region and 6% were generated in Latin America.

        Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, component and material costs, labor costs, subcontractor fees, royalties, estimated warranty costs, overhead related to manufacturing and depreciation of manufacturing equipment, shipping and royalties to the Government of Israel in connection with grants we received from the OCS. Our gross profit is affected principally by the selling prices for our products and the related cost of revenues.

        Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. Until 2006, research and development expenses were offset by royalty-bearing grants from theOCS. We believe continued investment in research and development is essential to attaining our strategic objectives. We no longer intend to receive grants from the OCS.

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

        Financial Income, Net. Our financial income, net, consists primarily of interest earned on bank deposits and marketable securities, gains and losses arising from the remeasurement of monetary balance sheet items denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, and fees and commissions paid to banks.

        Taxes. See “Israeli Tax Considerations and Government Programs” in Item 4 for a discussion of tax and other laws applicable to the Company. We have accumulated operating loss carry-forwards and, therefore, we have no tax expense in 2006.

Results of Operations

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.*

	2004	2005	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	58.8	71.1	74.5

Gross profit	41.2	28.9	25.5

Operating expenses
Research and development	17.8	14.5	12.3
Less: Grants and participations	4.2	2.4	1.4

Research and development, net	13.6	12.1	10.9
Selling and marketing	21.6	18.5	16.1
General and administrative	4.5	4.3	4.8

Total operating expenses	39.8	35.0	31.8

Operating income (loss)	1.5	(6.1)	(6.3)
Financial income, net	1.2	0.8	1.2

Other Income	0.3	0.1	0.1

Net income (loss)	2.9	(5.2)	(5.0)

*The amortization of deferred stock compensation was reclassified in the relevant expense line.

Years Ended December 31, 2005 and 2006

        Revenues. Revenues increased from $73.8 million for the year ended December 31, 2005 to $108.4 million for the year ended December 31, 2006, an increase of $34.6 million, or 46.9%. Quarterly revenues increased sequentially during 2006 from $21.3 million in the first quarter to $32.9 million in the fourth quarter. This increase was attributable primarily to greater demand for our products by our customers as well as to our OEM agreement with NSN and increased sales via our OEMs.

        Cost of Revenues. Cost of revenues increased from $52.5 million for the year ended December 31, 2005 to $80.8 million for the year ended December 31, 2006, an increase of $28.3 million, or 53.9%. This increase was attributable to two factors: (a) increased materials purchased in connection with our increased revenues; and (b) a one-time charge of $10.4 million related to the termination of our participation in the OCS grant program. As a result of the OCS agreeing to terminate the program, we undertook to repay the OCS the amount of the outstanding grants (approximately $11.9 million as of December 31, 2006) in semiannual installments from 2007 through 2009.

        Gross profit as a percentage of revenues decreased from 28.9% for the year ended December 31, 2005 to 25.5% for the year ended December 31, 2006. The decrease resulted from (a) the one-time charge described in the previous paragraph; (b) increased revenues from sales to OEMs that have lower profitability than direct sales; and (c) increased revenues from sales to customers in certain Asian countries, especially India, that have lower profitability than sales in other regions.

        Research and Development Expenses, Net. Our gross research and development expenses increased from $10.7 million for the year ended December 31, 2005 to $13.3 million for the year ended December 31, 2006, an increase of $2.6 million, or 24.5%. The increase in our gross research and development expenses was attributable primarily to the hiring of additional personnel and the increase of our research and development activities with subcontractors. During the year ended December 31, 2006, we recognized $1.5 million in research and development grants from the OCS, compared to $1.8 million during the year ended December 31, 2005. Our net research and development expenses thus increased from $9.0 million for the year ended December 31, 2005 to $11.8 million for the year ended December 31, 2006, an increase of $2.8 million or 31.6%.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $13.6 million for the year ended December 31, 2005 to $17.4 million for the year ended December 31, 2006, an increase of $3.8 million, or 27.8%. This increase was attributable primarily to the hiring of additional personnel and an increase in sales commissions.

        General and Administrative Expenses. General and administrative expenses increased from $3.2 million for the year ended December 31, 2005 to $5.2 million for the year ended December 31, 2006, an increase of $2.0 million, or 63.0%. This increase was attributable primarily to an increase in compensation expenses and the recording of stock-based compensation expenses as a result of adopting SFAS 123(R).

        Financial Income, Net. Financial income, net increased from $$0.6 million for the year ended December 31, 2005 to $1.3 million for the year ended December 31, 2006, an increase of $0.7 million or 112%. This increase was attributable primarily to interest income earned on marketable securities and deposits resulting from an increase in interest rates in 2006 compared with 2005 and to net gain resulting from currency fluctuations.

        Net Loss. The Company recorded a net loss in 2006 of $5.5 million as compared with a net loss in 2005 of $3.8 million, primarily due to the one-time charge of $10.4 million related to the termination of our participation in the OCS grant program.

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

        Cost of Revenues. Cost of revenues increased from $32.2 million for the year ended December 31, 2004 to $52.5 million for the year ended December 31, 2005, an increase of $20.3 million, or 62.9%. This increase was attributable to two factors: (a) increased materials consumed in connection with our increased revenues; and (b) a write-off of inventories and a long-term receivable in the amount of $7.1 million and $390 thousand, respectively, in the last quarter of 2005. During the fourth quarter of 2005, we adopted a plan to terminate our legacy product line, close its in-house production facilities and transfer production activities to its contract manufacturers. Therefore, we estimated the expected sales from such product line and the expected use of associated inventory, and as a consequence we wrote off excess inventory. The Company has been utilizing part of the products related to components which it wrote off in 2001. In 2004 and 2005, approximately $1.2 million and $954 thousand, respectively, of inventory previously written-off were used as components for products manufactured in the Company’s ordinary course of production and were sold as finished goods to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of revenues in the period in which the inventory was utilized.

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

        The following table presents information about the rate of inflation in Israel and the rate of devaluation (or in 2003, 2004 and 2006, appreciation) of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) %

2002	6.5	7.3
2003	(1.9)	(7.6)
2004	1.2	(1.6)
2005	2.4	6.8
2006	(0.1)	(8.2)

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

Effects of Government Regulations and Location on the Company’s Business

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview – Conditions in Israel” in Item 4 and the Risks Relating to our Location in Israel in Item 3, above.

Liquidity and Capital Resources

        Since our initial public offering on the Nasdaq National Market (now known as Nasdaq Global Market) in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS.

        As of December 31, 2006, we had approximately $29.5 million in cash and cash equivalents, short- and long-term bank deposits, and short- and long-term marketable securities.

        As of December 31, 2006, our cash investments are comprised of the following: 34% consist of short-term, highly liquid investments with original maturities of up to three months, and 41% consist of short-term deposits and marketable securities with original maturities of up to 1 year, with a minimum credit rating of A1/P1. The remaining balance of our assets are invested in corporate debt securities and in bank deposits with maturities of up to 3 years, carrying a minimum rating of AA-/AA3. Substantially all of these investments are in US dollars.

        Net cash used in operating activities was approximately $4.4 million for the year ended December 31, 2006, $4.3 million for the year ended December 31, 2005 and $1.7 million for the year ended December 31, 2004. In 2006, our cash used in operating activities was affected by (i) the net loss, (ii) an increase in trade receivables which was mainly attributable to an increase in the revenues, (iii) an increase in inventories, which was partially offset by an increase in trade payables, and (iv) an increase in short- and long-term payables attributable mainly to termination of OCS grant program. In 2005, our cash used in operating activities was affected by (i) the net loss, (ii) increase in trade receivables (which was mainly attributable to an increase in the revenues), partially offset by an increase in trade payables and a decrease in inventories (mainly attributed to an inventory write off). In 2004, our cash used in operating activities was affected by (i) the net income, (ii) an increase in trade receivables and (iii) an increase in inventories, which was partially offset by an increase in trade payables.

        Net cash provided by investing activities was approximately $2.1 million for the year ended December 31, 2006, $2.7 million for the year ended December 31, 2005 and $4.2 million for the year ended December 31, 2004. In 2006, our cash generated from investing activities resulted from investments in long-term bank deposits and investment in available-for-sale marketable securities less proceeds and the purchase of property and equipment. In 2005, our cash generated from investing activities resulted from investments in long-term bank deposits and investment in available-for-sale marketable securities less proceeds from maturities of held-to-maturity marketable securities and short-term bank deposits. In 2004, our cash generated from investing activities resulted from investments in long-term bank deposits and investment in available-for-sale marketable securities less proceeds from maturities of held-to-maturity marketable securities and short-term bank deposits.

        Net cash provided by financing activities was approximately $2.1 million for the year ended December 31, 2006, $678 thousand for the year ended December 31, 2005 and $1.5 million for the year ended December 31, 2005. Our financing activities provided cash as a result of proceeds from exercises of stock options by employees.

        As of December 31, 2006, our principal commitments consisted of $3.2 million for obligations outstanding under non-cancelable operating leases and approximately $11.9 million payable to the OCS according to the termination agreement we entered into with the OCS.

        Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, the level of our gross profit and the allocation of resources to our research and development efforts, as well as our marketing and sales activities.

        We believe that current cash and cash equivalent balances, short-term bank deposits and short-term marketable securities will be sufficient for our requirements through at least the next 12 months.

Capital Expenditures

        We have no current material commitments for capital expenditures.

Research and Development

        We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products (with particular emphasis on equipment for emerging IP networks), and to lower the cost of producing both existing and future products. We believe that our future success will depend upon our ability to maintain technological leadership, to enhance existing products and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2006, our research, development and engineering staff consisted of 108 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions. Our technical expertise in these fields results in a highly-optimized system design and a strong and reliable system solution. Our extensive protocol knowledge and expertise has resulted in highly-optimized solutions for various communications protocols.

Intellectual Property

        See: “Item 4. History and Development of the Company–Intellectual Property.”

Trend Information

        Beginning in the second half of 2003, the telecommunications industry began to recover from the downturn it experienced in the previous two years, and has shown signs of moderate growth. Growth in the cellular market has created demand for high-capacity cellular backhaul infrastructure. In Europe and the U.S., this demand primarily comes from the buildup of 3G networks which employ data-rich applications; in developing areas, it results from increases in the number of subscribers and from the establishment of new networks where none existed before (referred to as greenfield networks).

        At the same time, we are seeing pressure on our sale prices as a result of several factors:

—	the size of the transaction;

—	increased competition;

—	the geographic location of the customer (e.g.., sale prices tend to be lower in certain parts of Asia, especially India); and

—	the channel through which a sale is made (e.g., the percentage of our sales made through OEMs grew in 2006).

Although we have reduced the cost of producing our equipment and are continuing to do so, such price pressure may have a negative impact on our results of operations. Although our revenues have increased sequentially quarter by quarter for several years, we cannot be certain that the level of sequential quarterly revenue growth will continue.

        As we continue to expand our geographic footprint, we are increasingly engaged in supplying post-delivery services for our customers, often in developing nations. We act as prime contractor and equipment supplier, providing planning, installation and supervision services required for network construction projects. We typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the products do not pass the acceptance tests, the customer could refuse to pay us and we would incur substantial costs, including fees owed to our subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

Off Balance Sheet Arrangements

         Not applicable.

Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Operating Lease Obligations[1]	3,203	1,514	1,337	196	156

Purchase Obligations[2]	28,854	28,854	--	--	--

Obligation to OCS	11,887	3,963	7,924	--	--

Other long-term commitment[3]	1,815	1,815	--	--	--

Total	45,759	36,146	9,261	196	156

1.	Consists of operating leases for our facilities and for vehicles.

2.	Consists of all outstanding purchase orders for our products.

3.	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2006 was approximately $4.3 million, of which approximately $2.5 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $1.8 million.

Critical Accounting Policies and Estimates

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

        Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition;

—	Inventory valuation;

—	Provision for doubtful accounts; and

—	Stock-based compensation expense.

        Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. When a right of return exists, we create a provision for returns in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition when Right of Return Exists”. When sale arrangements include a customer acceptance provision with respect to products, we do not recognize revenues before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied or that the acceptance provision has lapsed. When we provide both products and post-delivery installation services which are not essential to the functionality of the equipment, we defer recognition of the fair value of the installation services (but not less than the amount contingent upon completion of installation or acceptance, if any) to the period in which such installation occurs. Our typical product warranty is between 12 to 36 months at no extra charge. We accrue for provision for warranty costs based on our historical experience. To assess the probability of collection for revenue recognition purposes, we analyze our historical collection experience, current economic trends and the financial position of our customers. On the basis of the criteria described in this paragraph, we decide whether revenue recognition should be deferred.

        Revenue from certain arrangements includes multiple elements which are sale of products and post-delivery installation services that are not essential to the functionality of the equipment, within a single contract. Our accounting policy complies with the requirements in EITF 00-21 relating to the separation of multiple deliverables into individual accounting units with determinable fair values. When such arrangements exist, we consider the sale of equipment and its installation to be two separate accounting units of the arrangement, since installation is not essential to the functionality of the equipment. The equipment has value to the customer on a standalone basis and fair value of the installation services exists. We defer the fair value of the installation services (but not less than the amount contingent upon completion of installation/acceptance, if any) to the period in which such installation occurs.

        Inventory valuation. Our inventories are stated at the lower of cost or market value. Cost is determined by used the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.

        Provision for doubtful accounts. We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2006, our allowance for doubtful accounts was $967,000 and our trade receivables were $27.4 million. To date, our allowances for doubtful accounts have been sufficient.

        Stock-based compensation expense. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated grant date fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), under which we previously accounted for our share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

        SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

        We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under that transition method, compensation cost recognized in 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

        We selected the binomial option pricing model as the most appropriate fair value method for our stock-options awards based on the market value of the underlying shares at the date of grant. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures and on management’s estimates.

        Stock-based compensation expense recognized under SFAS 123(R) was $1.7 million for the year ended December 31, 2006.

Recently Issued Accounting Standards

        In June 2006, the FASB issued Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

        FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. We are currently assessing the impact that FIN 48 will have on our consolidated financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on our consolidated financial statements.

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact that SFAS 157 will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently assessing the impact that SFAS 159 will have on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table lists our current directors and senior management:

Name	Age	Position

Zohar Zisapel	58	Chairman of the Board of Directors
Ira Palti	49	President and Chief Executive Officer
Naftali Idan	55	Executive Vice President and Chief Financial Officer
Shlomo Tenenberg	52	Executive Vice President, Worldwide Marketing and Sales
Hillik Rave	55	Executive Vice President, Worldwide Operations
Sharon Ganot	38	Vice President, Human Resources
Udi Gordon	40	Executive Vice President, Research and Development
Norman Kotler	55	General Counsel and Corporate Secretary
Joseph Atsmon	58	Director
Yael Langer	42	Director
Yair E. Orgler	67	Director
Avi Patir	58	Director

        Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as chairman of two other public companies – RADVision Ltd. and RADCOM Ltd. – and as chairman or director of several private companies. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

        Ira Palti has been our President and Chief Executive Officer since August 2005. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec, was the founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from Tel Aviv University.

        Naftali Idan has served as our Executive Vice President and Chief Financial Officer since August 2004. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer at Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he was the Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. Prior to joining Tecnomatix, Mr. Idan was with Optrotech Ltd. from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its US subsidiary. Prior to that, Mr. Idan served in various financial roles in both US and Israeli firms. Mr. Idan received a B.A. in accounting and economics from Tel Aviv University in Israel and an M.B.A. from De Paul University in Chicago, and is a certified public accountant in Israel.

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

        Hillik Rave has served as our Executive Vice President, Worldwide Operations since December 2005. Prior to joining the Company, Mr. Rave served as Vice President of Operations & Engineering at ECI Telecom Ltd. in its Optical Networks Division from 2000 to 2005. From 1996 to 2000 he served as Associate Vice President Commercial at ECI Telecom. Prior to joining ECI Telecom, he held management positions at Telrad, Rabintex, Scitex and ATA from 1985 to 1996. Mr. Rave received a B.A. in industrial engineering and an M.B.A. in Business and Industrial Management from Ben-Gurion University.

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

        Udi Gordon has served as our Vice President, Research and Development since July 2003. From 1997 until June 2003, he served as a senior manager in our research and development department. From 1990 until 1997, Mr. Gordon served in the electronic research and development department in the Israeli Ministry of Defense. Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude) and an M.B.A. from Bar-Ilan University.

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

        Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001, of RADVision Ltd. since June 2003 and of VocalTec Communications Ltd. since December 2005. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development. Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Marketplace Rules (the “Nasdaq Rules”) and is our audit committee chairman and financial expert.

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

        Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Bank Hapoalim, B.M., Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., Dead Sea Bromine Company Ltd., Bromine Compounds Ltd. and Itamar Medical Ltd. Other public positions held by Prof. Orgler in recent years include: Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules.

        Avi Patir has served as an external director since March 2007. Mr. Patir is Senior Vice President for WiMAX at MIRS Communications Ltd., a wholly-owned subsidiary of Motorola Israel Ltd. From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills, the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Prior to that, Mr. Patir served for many years in the Israeli Defense Forces, retiring as a full Colonel. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications and Satlink Communications. Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules.

Compensation of Directors and Senior Management

        The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2006. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and senior management as a group, consisting of 17 persons	$1,680,000	$400,000

        During 2006, we granted to our directors and senior management options to purchase 262,500 ordinary shares, in the aggregate, range of exercise prices of $3.89 to $5.39 per share. The options expire 10 years after grant.

        Other than reimbursement for expenses, and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see ” The 2003 Share Option Plan” below and Note 9 to our Consolidated Financial Statements included as Item 18 in this annual report.

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

         Terms of Directors

        Our articles of association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each of our external directors, as further described below, serves a three-year term. At the annual general meeting of shareholders in September 2004, our articles of association were amended to provide for a classified board of directors. The board of directors is now divided into two classes: Class I and Class II. Each director (other than an external director), when and however elected, will be designated as a member of a certain class of directors. The director (other than a director elected to fill a vacancy in accordance with Article 41 of the Company’s Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Ms. Langer is currently our Class I director, serving for a term ending at the 2008 annual general meeting and until her successor is duly elected and qualified. Messrs. Zisapel and Atsmon are currently our Class II Directors, serving for a term ending at the 2009 annual general meeting of the shareholders and until their respective successors are duly elected and qualified.

        If any directors are appointed by the board of directors, their appointment must be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead.

        As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Market, we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law applicable to Israeli companies. Under the Nasdaq Rules, a majority of our directors are required to be independent and, under the Israeli Companies Law, we are required to appoint two external directors.

         Independent Directors

        The independence standard under the Nasdaq Rules excludes, among others, any person who is a current or former employee (at any time during the past three years) of a company or its affiliates as well as the immediate family members of an executive officer (at any time during the past three years) of a company or its affiliates. Messrs. Joseph Atsmon, Yair Orgler and Avi Patir currently serve as our independent directors.

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

        Yair Orgler and Avi Patir were appointed in 2006 as our external directors. Their terms began in March 2007 and will expire in March 2010.

        Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We have determined that Prof. Orgler has the “accounting and financial expertise” required by the Companies Law, and that Mr. Patir has the required “professional qualifications.”

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

        The initial term of an external director is three years and, in a company such as Ceragon, may be extended for additional three-year terms by the shareholders. External directors can be removed from office only by the same majority of shareholders that was required to elect them, or by a court (if they cease to meet the statutory qualifications with respect to their appointment, or if they violate their duty of loyalty to the company). Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee, which is required to include all external directors.

         Audit Committee

Nasdaq Requirements

        Under the Nasdaq Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. We have adopted an audit committee charter as required by the Nasdaq Rules. The responsibilities of the audit committee under the Nasdaq Rules include evaluating the independence of a company’s outside auditors. Currently, Messrs. Joseph Atsmon, Yair Orgler and Avi Patir serve on our audit committee, each of whom has been determined by the board to be independent. Mr. Atsmon is the chairman of the audit committee and its financial expert.

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

Approval of Certain Transactions

        The approval of the audit committee is required under the Companies Law to effect specified actions and extraordinary transactions with office holders, third parties in which an office holder has a personal interest and controlling parties, and transactions with a third party in which a controlling party has a personal interest. A “controlling party” is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder.

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

         Share Incentive Committee

        Our share incentive committee administers our key employee share incentive plan and our 2003 share option plan. The members of the committee are Messrs. Zisapel and Patir. The board of directors has delegated to the share incentive committee the authority to grant options under the 2003 share option plan, provided that such grants are within the framework determined by the board.

         Option Committee

        Our option committee administers our affiliate employees option plan. The members of the committee are Messrs. Zisapel and Patir.

         Dividends

        Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in assets or shares, debentures or debentures stock of our company or of other companies. For further information, please see “Financial Information – Dividends.”

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

         Exculpation and Indemnification of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify any of our office holders against an act performed in his or her capacity as an office holder, including indemnity for the following:

—	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.

        Our articles of association also include the following:

—	we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be reasonable under the circumstances; and

—	we are authorized to indemnify retroactively our office holders.

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

        We indemnify our office holders to the fullest extent permitted under the Companies Law. We currently hold directors and officers liability insurance for the benefit of our office holders. This policy was approved by our board of directors and by our shareholders. Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Israel tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such stock-for-stock swap.

Employees

        As of December 31, 2006, we had 304 employees worldwide, of whom 108 were employed in research, development and engineering, 132 in sales and marketing, 28 in management and administration and 36 in operations. Of these employees, 220 were based in Israel, 20 were based in the United States, 14 were based in Europe, 16 were based in Latin America and 34 were based in Asia-Pacific. We have employment agreements with all of our employees.

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

Share Ownership

        The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 31, 2007. The percentage of outstanding ordinary shares is based on 27,851,229 ordinary shares outstanding as of March 31, 2007.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (1)	Range of exercise prices per share of stock options

Zohar Zisapel	3,080,220	11.1	340,000	$2.00 - $11.75
Ira Palti	0	0	800,000	$4.49 - $5.47
All directors and senior management
as a group, consisting of 12 people (2)	3,085,072	11.1	2,652,400	$1.15 - $13.00

(1)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(2)	Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 31, 2007 (including options held by each such person and which are vested or shall become vested within 60 days of March 31, 2007) and have therefore not been separately disclosed.

Stock Option Plans

         Key Employee Share Incentive Plan

        In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group are eligible to participate in the plan. The share incentive committee of our board of directors administers the plan. No options may be granted to any person serving on the share incentive committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of May 31, 2007:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

588,650	588,650	$ 6.38

        Affiliate Employees Option Plan

        In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the key employee share incentive plan. The option committee of our board of directors administers the plan. Our employees, directors and consultants are eligible to participate in the plan. No options may be granted to any person serving on the option committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of issuance. The following table presents option grant information for this plan as of May 31, 2007:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

656,001	656,001	$ 4.76

        In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the key employee share incentive plan and the affiliate options employees plan for grants pursuant to the 2003 share option plan.

        The 2003 Share Option Plan

        In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that were introduced in 2003 with respect to stock options. It is also intended to be a “qualified plan” as defined by the U.S. Tax Code. Our worldwide employees, directors and consultants are eligible to participate in this plan. This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following table presents option grant information for this plan as of May 31, 2007.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price

11,728,537	154,313	4,041,533	$ 4.76

The following table presents certain option grant information concerning the distribution of options (granted under all three plans of the Company) among directors and employees of the Company:

	Options Outstanding	Unvested Options

Directors and senior management	1,746,875	1,161,125

All other grantees	3,539,309	1,368,674

         Amendment

        Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth stock ownership information as of March 31, 2007 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

        Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares[1]

Zohar Zisapel (2)	3,420,220	12.1%
Yehuda Zisapel (2)	2,838,000	10.2%
HarbourVest International Private Equity Partners III - Direct Fund, L.P.(3)	1,409,175	5.1%

(1)	Based on 27,851,229 ordinary shares issued and outstanding as of March 31, 2007.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.
(3)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

As of June 11, 2007, approximately 82% of our ordinary shares were held in the United States and there were 48 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 81% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

        Yehuda Zisapel is a principal shareholder and Zohar Zisapel is Chairman of our board of directors and a principal shareholder of our company. They are brothers who do not vote as a group and do not have a voting agreement who, as of March 31, 2007, together control 22.3% of our company. Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as several other real estate, holding and pharmaceutical companies:

AB-NET Communications Ltd.	Packetlight Networks Ltd.	RADVision Ltd.
BYNET Data Communications Ltd.	RAD-Bynet Properties and Services (1981)	RADWARE Ltd.
BYNET Electronics Ltd.	Ltd.	RADWIN Ltd.
BYNET SEMECH (Outsourcing) Ltd.	RADCOM Ltd.	RIT Technologies Ltd.
BYNET Systems Applications Ltd.	RAD Data Communications Ltd. and its	SANRAD Inc.
Chanellot Ltd.	subsidiaries	SILICOM Ltd.
Commex Technologies Inc.	RADLive Ltd.	WISAIR Inc.

        The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

        Mr. Atsmon, one of our directors, also serves as a director of RADVision Ltd., another company in the RAD-BYNET group

        In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

        Members of the RAD-BYNET group provide us on an as-needed basis with legal, management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these expenses was approximately $246 thousand in 2006.

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

Lease Arrangements

        We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility is approximately 49,000 square feet in size. The lease for this facility is valid until May 2008. Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel. This facility is approximately 4,100 square feet in size. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $400 thousand in 2006.

Supply Arrangement

        We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings. The aggregate purchase price of these components was approximately $3.0 million for the year ended December 31, 2006.

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

        Under the agreement, each of these shareholder groups had the right to make a single demand for the registration of their ordinary shares outstanding at the time of the initial public offering. The last expiry of these demand registration rights occurred during 2005. In addition, each of these shareholder groups has the right to have its ordinary shares included in certain of our registration statements.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        The annual financial statements required by this item are found at the end of this Annual Report, beginning on Page F-1.

Export Sales

        In 2007, 97% of our sales were to customers located outside of Israel.

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

No Significant Changes

        No significant changes to Ceragon’s financial condition have occurred since the date of the annual financial statements included herein.

ITEM 9:	THE OFFER AND LISTING

Offer and Listing Details

        Our ordinary shares have been listed on the Nasdaq Global Market since August 4, 2000 and on the Tel Aviv Stock Exchange, or TASE, since September 12, 2004, both under the symbol “CRNT.”

        The table below sets forth for the periods indicated the high and low prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2002 (Annual)	$4.80	$0.88

2003 (Annual)	7.55	1.00

2004 (Annual)	8.74	3.70

2005 (Annual)	6.77	3.40

2006 (Annual)	5.74	3.87

2005
First Quarter	6.77	4.76
Second Quarter	5.20	4.20
Third Quarter	5.12	4.30
Fourth Quarter	4.80	3.40

2006
First Quarter	5.19	3.87
Second Quarter	5.59	4.10
Third Quarter	4.72	3.96
Fourth Quarter	5.74	4.20

2007
First Quarter	6.33	5.11
Second Quarter (through May 31)	9.64	5.55

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

December 2006	$5.55	$4.97
January 2007	6.33	5.30
February 2007	6.27	5.28
March 2007	5.77	5.11
April 2007	7.19	5.55
May 2007	9.64	6.70

        The table below sets forth for the periods indicated the high and low market prices for our ordinary shares on the TASE from the inception of trading in September 2004. The translation from NIS into U.S. dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2004 (4 months)	$6.36	$4.35

2005 (Annual)	6.67	3.46

2006 (Annual)	5.70	3.79

2005
First Quarter	6.67	4.95
Second Quarter	5.23	4.36
Third Quarter	5.02	4.36
Fourth Quarter	4.62	3.46

2006
First Quarter	5.08	3.84
Second Quarter	5.49	4.18
Third Quarter	5.02	3.79
Fourth Quarter	5.70	4.21

2007
First Quarter	6.40	5.15
Second Quarter (through May 31)	9.38	5.67

        The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

December 2006	$5.45	$4.97
January 2007	6.31	5.31
February 2007	6.40	5.22
March 2007	5.62	5.15
April 2007	6.71	5.67
May 2007	9.38	6.79

Markets

See “Offer and Listing Details” above.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

        A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the Securities and Exchange Commission on August 3, 2000, and is incorporated herein by reference. The articles of association as amended in November 2006 are included as Exhibit 1.2 to this annual report.

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

Israeli Capital Gains Tax on Sales of Shares

        Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates would not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

        The tax basis of publicly-traded shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As stated earlier, dividends of income generated by an approved enterprise are subject to withholding tax at a rate of 15%.

	Dividends not generated by an approved enterprise (or Benefited Enterprise)
Dividends generated by an approved enterprise (or Benefited Enterprise)	U.S. company holding 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year	Other non-resident

15%	12.5%	20%-25%

U.S. Federal Income Tax Considerations

        Subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary shares as a capital asset (generally, for investment). A U.S. holder is a holder of our ordinary shares that is for U.S. federal income tax purposes:

—	an individual citizen or resident of the United States;

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any political subdivision thereof or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

—	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

        Certain aspects of U.S. federal income taxes relevant to a holder of our ordinary shares (other than a partnership) that is not a U.S. holder (a “Non-U.S. holder”) are also discussed below.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations or retirement plans;

—	are grantor trusts;

—	are certain former citizens or long-term residents of the United States;

—	are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

—	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

—	are real estate investment trusts or regulated investment companies;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

        This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. For example, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate taxes.

        Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, owning or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws to his or her particular circumstances.

Taxation of Distributions Paid on Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in its ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

        Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Subject to the holding period and risk-of-loss requirements discussed below, dividends paid by a foreign corporation that is not a passive foreign investment company (as discussed below) will be qualified dividend income if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States such as the Nasdaq Global Market. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

        U.S. holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income.

        The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income. Distributions of current or accumulated earnings and profits will generally be non-U.S. source passive income for U.S. foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and non-U.S. source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and non-U.S. sources. We will be treated as a United States-owned foreign corporation as long as stock representing 50% or more of the voting power or value of our ordinary shares is owned, directly or indirectly, by United States persons. Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. holders’ U.S. federal income tax liability on such portion.

        A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares if (1) the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (2) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Taxation of the Disposition of Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition. A disposition of ordinary shares will be considered to occur on the trade date, regardless of the U.S. holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which either, after applying certain look-through rules, (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets for the taxable year produce or are held for the production of passive income (the “Asset Test”). For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

        Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2006. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. If we were not a PFIC for 2006, U.S. holders who acquired our ordinary shares in 2006 will not be subject to the PFIC rules described below (regardless as to whether we were a PFIC in any prior years) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination.

        If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of amounts treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder. In general, a excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the excess distribution and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired for a decedent.

        As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includible will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. Although a U.S. holder normally is not permitted to make a retroactive QEF election, a retroactive election may be made for a taxable year of the U.S. holder (the “retroactive election year”) if the U.S. holder (i) reasonable believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the shareholder to which the protective statement applies. We will supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election if we are a PFIC.

        A. U.S. holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

        As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq National Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq National Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

        The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2006 or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

—	the item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

—	the Non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Back-up Withholding

        U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, provided the required information is furnished to the IRS.

        Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares, provided that the Non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

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

        We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2006, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of $0.1 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of $0.1 million.

        The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2006, we had forward contracts to sell up to $7.9 million for a total amount of approximately NIS 33.5 million (that would mature on or before March 31, 2007), and forward contracts to sell up to €3.5 million for a total of approximately $4.6 million (that would mature on March 31, 2007). During the year ended December 31, 2006 we recognized a loss of $264,000 as a result of these derivative instruments.

        We invest in investment grade U.S. corporate and government bonds and dollar deposits with banks. Since these investments typically carry fixed interest rates and since our policy and practice is to hold these investments to maturity, financial income over the holding period is not sensitive to changes in interest rates.

        We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Amendment to Articles

In November 2006, our shareholders approved amendments to our Articles of Association, as follows:

—	Article 39 was amended by adding new subsection (f) to allow the term of a director (external or otherwise) to commence following the election of such director by shareholder resolution;

—	Articles 20 (record date for general meetings), 25 (notice of general meetings), 33 (form of proxy), 34 (effect of death of appointor) and 69 (notices) were amended to take into account new regulations promulgated under the Israeli Companies Law concerning notice of general meetings and shareholder proxies and to simplify the Company’s compliance with them;

—	Articles 39(d) (election of directors), 43 (remuneration of directors) and 52 (deletion of requirement that shareholders approve the final dividend) were amended to take account of changes in the Israeli Companies Law and to make other minor corrections and changes associated therewith.

These amendments were described in Item 1 of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on November 23, 2006, included in our report on Form 6-K, furnished to the SEC on October 19, 2006, which is incorporated herein by reference. The articles of association as amended in November 2006 are included as Exhibit 1.2 to this annual report.

Use of Proceeds

        As of December 31, 2006, approximately 75% of the net offering proceeds remaining from our initial public offering was invested in short-term investments. The 25% balance of the net offering proceeds was invested in long-term investments. During fiscal year 2006, we used the proceeds for capital expenditures and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company’s reports.

        (b) The Company performed an evaluation of the effectiveness of its internal control over financial reporting that is designed by, or under the supervision of, the Company’s principal executive and principal financial officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on the Company’s evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within Ceragon to comply with these procedures.

        (c) This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

(d) There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules.

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

	Year Ended December 31,
	2005		2006
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$75,000	68	$75,235	78
Audit-related(2)	20,000	18	11,780	12
Tax (3)	15,000	14	10,000	10

Total	$110,000	100	$97,015	100

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-35 hereof.

ITEM 19	EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*

1.2	Articles of Association, as amended November 23, 2006

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**

8.1	List of Subsidiaries

10.1	Consent of Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: June 29, 2007

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CERAGON NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

        As discussed in Note 2q to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement Financial Standard No. 123 (revised 2004), “Share-Based Payment”.

Tel-Aviv, Israel June 27, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$10,315	$10,170
Short-term bank deposits		3,917	5,364
Short-term marketable securities	3	5,654	6,578
Trade receivables (net of allowance for doubtful accounts of $ 518
and $ 842 at December 31, 2005 and 2006, respectively)		15,079	27,433
Other accounts receivable and prepaid expenses	4	5,141	6,925
Inventories	5	16,144	27,311

Total current assets		56,250	83,781

LONG-TERM ASSETS:
Long-term bank deposits		5,322	2,873
Long-term marketable securities	3	7,814	4,500
Severance pay fund		2,142	2,537

Total long-term assets		15,278	9,910

PROPERTY AND EQUIPMENT, NET	6	2,464	2,660

Total assets		$73,992	$96,351

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$12,382	$22,147
Deferred revenues		3,456	3,739
Other accounts payable and accrued expenses	7	5,541	10,627

Total current liabilities		21,379	36,513

LONG TERM LIABILITIES:
Accrued severance pay		3,424	4,352
Other payables	8a	-	7,925

Total long-term liabilities		3,424	12,277

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2005 and 2006; Issued and outstanding: 26,335,003 and 27,436,090 shares at December 31, 2005 and 2006, respectively		65	68
Additional paid-in capital		177,338	181,128
Deferred stock compensation		(26)	-
Accumulated other comprehensive income		51	64
Accumulated deficit		(128,239)	(133,699)

Total shareholders' equity		49,189	47,561

Total liabilities and shareholders' equity		$73,992	$96,351

The accompanying notes are an integral part of the consolidated financial statements

June 27, 2007 —————————————— Date of approval of the financial statements	/s/ Naftali Idan —————————————— Naftali Idan Executive Vice President and Chief Financial Officer	/s/ Ira Palti —————————————— Ira Palti President and Chief Executive Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2004	2005	2006

Revenues	11a	$54,831	$73,777	$108,415
Cost of revenues		32,227	52,487	80,776

Gross profit		22,604	21,290	27,639

Operating expenses:
Research and development		9,772	10,713	13,336
Less - grants and participations		2,293	1,752	1,543

Research and development, net		7,479	8,961	11,793
Selling and marketing		11,841	13,629	17,420
General and administrative		2,485	3,200	5,217

Total operating expenses		21,805	25,790	34,430

Operating income (loss)		799	(4,500)	(6,791)
Financial income, net	11b	674	607	1,284
Other income		141	66	47

Net income (loss)		$1,614	$(3,827)	$(5,460)

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share	11c	$0.06	$(0.15)	$(0.20)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2004	24,675,313	$61	$175,043	$(395)	$-	$(126,026)		$48,683

Exercise of stock options	1,178,108	3	1,451	-	-	-		1,454
Deferred stock compensation	-	-	60	(60)	-	-		-
Reversal of deferred stock compensation related to forfeited options	-	-	(8)	8	-	-		-
Amortization of deferred stock compensation	-	-	-	374	-	-		374
Comprehensive income:
Income tax benefit derived from exercise of employee stock options *)	-	-	-	-	-	-	$-	-
Unrealized gain from hedging activities	-	-	-	-	62	-	62	62
Net income	-	-	-	-	-	1,614	1,614	1,614

Total comprehensive income							$1,676

Balance as of December 31, 2004	25,853,421	64	176,546	(73)	62	(124,412)		52,187

Exercise of stock options	481,582	1	677	-	-	-		678
Amortization of stock compensation related to accelerated options	-	-	115	-	-	-		115
Amortization of deferred stock compensation	-	-	-	47	-	-		47
Comprehensive loss:
Income tax benefit derived from exercise of employee stock options *)	-	-	-	-	-	-	$-	-
Unrealized loss from hedging activities	-	-	-	-	(11)	-	(11)	(11)
Net loss	-	-	-	-	-	(3,827)	(3,827)	(3,827)

Total comprehensive loss							$(3,838)

Balance as of December 31, 2005	26,335,003	65	177,338	(26)	51	(128,239)		49,189

Exercise of stock options	1,101,087	3	2,104	-	-	-		2,107
Reversal of deferred stock compensation upon adoption of SFAS 123(R)	-	-	(26)	26	-	-		-
Stock-based compensation expense	-	-	1,712	-	-	-		1,712
Comprehensive loss:
Income tax benefit derived from exercise of employee stock options *)	-	-	-	-	-	-	$-	-
Unrealized loss from hedging activities	-	-	-	-	13	-	13	13
Net loss	-	-	-	-	-	(5,460)	(5,460)	(5,460)

Total comprehensive loss							$(5,447)

Balance as of December 31, 2006	27,436,090	$68	$181,128	$-	$64	$(133,699)		$47,561

*)	The income tax benefit for the years ended December 31, 2004, 2005 and 2006 was $ 1,784, $ 168 and $ 524, respectively, for which a full valuation allowance was provided (see also Note 10e).

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net income (loss)	$1,614	$(3,827)	$(5,460)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	833	972	1,194
Stock-based compensation expense	374	162	1,712
Gain from sale of property and equipment	(4)	(2)	(45)
Accrued severance pay, net	252	243	533
Decrease (increase) in accrued interest on bank deposits	20	(42)	(89)
Interest accrued and amortization of premium on held-to-maturity
marketable securities	298	269	37
Increase in trade receivables, net	(1,883)	(8,140)	(12,354)
Increase in other accounts receivable and prepaid expenses	(1,631)	(717)	(1,771)
Decrease (increase) in inventories	(7,980)	2,939	(11,167)
Decrease (increase) in long-term receivables	(240)	390	-
Increase in trade payables	3,686	3,034	9,765
Increase in deferred revenues	1,256	342	283
Increase in other accounts payable and accrued expenses	1,702	65	5,086
Increase in other long-term payables	-	-	7,925

Net cash used in operating activities	(1,703)	(4,312)	(4,351)

Cash flows from investing activities:

Purchase of property and equipment	(711)	(938)	(1,393)
Proceeds from sale of property and equipment	33	20	48
Short-term bank deposits, net	6,998	2,563	(1,424)
Investment in long-term bank deposits	(3,413)	(3,336)	2,515
Investment in held-to-maturity marketable securities	(9,420)	(4,770)	(3,116)
Proceeds from maturities of held-to-maturity marketable securities	10,689	9,176	5,469

Net cash provided by investing activities	4,176	2,715	2,099

Cash flows from financing activities:

Proceeds from exercise of stock options	1,454	678	2,107

Net cash provided by financing activities	1,454	678	2,107

Increase (decrease) in cash and cash equivalents	3,927	(919)	(145)
Cash and cash equivalents at the beginning of the year	7,307	11,234	10,315

Cash and cash equivalents at the end of the year	$11,234	$10,315	$10,170

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

The Company has nine wholly-owned subsidiaries in Brazil, France, Hong Kong, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 11.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”), “Foreign Currency Translation” as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date.

Costs – at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

Management considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company’s operations. Accordingly, the functional currency of these subsidiaries is the dollar.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 4.25%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 4.30%. The long-term bank deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”(“SFAS 115”).

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

During the years ended December 31, 2005 and 2006, all securities covered by SFAS 115 were designated by the Company’s management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest and impairment of value judged to be other than temporary, are included in financial income, net.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials	–	using the moving average cost method plus indirect costs.
Work in progress	–	using the moving average cost method plus indirect costs.
Finished goods	–	using the moving average cost method plus indirect costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2004, 2005 and 2006, no impairment losses have been identified.

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

When sale arrangements include a customer acceptance provision with respect to products, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied, or that the acceptance provision has lapsed.

Revenue from certain arrangements includes multiple elements which are the sale of products and post delivery installation services that are not essential to the functionality of the equipment, within a single contract. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under SAB 104.

In arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. The Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

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

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Such grants are recorded as a reduction in research and development costs since when received it is not probable that the grants will be repaid (see also Notes 7 and 8).

o.	Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and options (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”(“SFAS 133”).

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

The Company’s cash flow hedging strategy is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

Fair value hedging strategy –The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company’s foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

The Company recognized a gain (loss) from derivative instruments of $ 204, $ (28) and $ (264) during the years ended December 31, 2004, 2005 and 2006, respectively, which have been recorded in the statement of operations.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2006 is expected to be recognized in the statement of operations over the next three months.

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

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to a general reserve and specific receivables, of which the collection may be doubtful

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2004	$500
Provision, net of recoveries	75
Write-off	-

Balance as of December 31, 2004	575
Provision, net of recoveries	295
Write-off	(352)

Balance as of December 31, 2005	518
Provision, net of recoveries	457
Write-off	(133)

Balance as of December 31, 2006	$842

The Company’s marketable securities include securities issued by U.S government and agencies and debentures of corporations. Corporate debentures are those of corporations with investment-grade ratings, and credit exposure to any given corporation is limited. Management believes that the financial institutions that hold the Company’s investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

During the years ended December 31, 2004 and 2005, the Company entered into transactions for the sale of trade receivables and promissory notes to Israeli financial institutions (control and risk were fully transferred) in a total amount of $ 7,506 and $ 2,552, respectively and accounted for those transactions according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”(“SFAS 140”).

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

q.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, is $ 1,712 higher, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.06 higher, than if the Company had continued to account for share based compensation under APB 25.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and recognized compensation expenses, over the requisite service period of each of the awards. Forfeitures were accounted for as occurred.

The pro-forma table below reflects the Company’s stock-based compensation expense, net income (loss) and basic and diluted net earnings (loss) per share for the years ended December 31, 2004 and 2005, had the Company applied fair value recognition provision of SFAS 123, as follows:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2004	2005

Net income (loss) as reported	$1,614	$(3,827)
Add: stock-based compensation expenses included in the reported net income (loss) under APB 25	374	162
Deduct: stock-based compensation expenses determined under fair value based method for all awards	(3,414)	(1,884)

Pro forma net loss	$(1,426)	$(5,549)

Net earnings (loss) per share -

Basic and diluted net loss per share - pro forma	$(0.06)	$(0.21)

Basic and diluted net earnings (loss) per share- as reported	$0.06	$(0.15)

In 2004, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions: Expected dividend yield of 0%, expected volatility of 53.4%, risk-free interest rate of 3.36% and expected life of 2.5 years.

Beginning January 1, 2005, the Company adopted the Binomial Model for options granted thereafter, with the following weighted-average assumptions for 2005: risk-free interest rates of 3.36%-5.13% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 36.06%-61.73% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2005 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in 2005 is 5 years.

The Company estimates the fair value of stock options granted under SFAS No. 123R using the Binominal model with the following weighted-average assumptions for 2006: risk-free interest rates of 4.28%-5.41% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 35.07%-53.19% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term and early exercise multiples of 2.36 and 3.10 in 2006 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in 2006 is 5.2 years.

The Company believes that the Binomial method of stock-based valuation is preferable, as it takes into account the use of dynamic assumptions and is more likely to produce a better estimate of fair value.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the year ended December 31, 2006, was comprised as follows:

Year ended December 31, 2006

Cost of revenues	$164
Research and development, net	310
Selling and marketing	471
General and administrative	767

Total stock-based compensation expenses	$1,712

Effect of stock-based compensation expenses, on basic and diluted loss per Ordinary share	$0.06

r.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset –severance pay fund – in the Company’s balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits.

Severance expense for the years ended December 31, 2004, 2005 and 2006, amounted to approximately $ 771, $ 824 and $ 1,281, respectively.

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

The fair value of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount.

t.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) under the provisions of SFAS No. 130, “Reporting Comprehensive Income,” which established standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) represents the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

u.	Warranty costs:

The Company generally offers a warranty period of 12 to 36 months for its products and provides a standard limited warranty, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 308, $ 267 and $ 352, respectively.

v.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 1,346,106, 4,514,433 and 3,364,631 for the years ended December 31, 2004, 2005 and 2006, respectively.

w.	Reclassification:

Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued Accounting Standards:

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently assessing the impact that FIN 48 will have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently assessing the impact that SFAS 159 will have on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair market value

Held-to-maturity:

U.S. government and
agencies debts	$9,252	$-	$(189)	$9,063	$4,788	$-		$400	$5,188
Corporate debentures	4,216	-	(121)	4,095	6,290	-		(642)	5,648

	$13,468	$-	$(310)	$13,158	$11,078	$-	$	(242)	$10,836

The unrealized losses and gains in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2006 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2007 (short-term marketable securities)	$6,578	$6,383
2008	4,032	3,992
2009	468	461

	$11,078	$10,836

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Government authorities	$1,259	$1,661
Prepaid expenses	784	1,213
Receivables related to unrecognized sold inventory	2,148	3,892
Others	950	159

	$5,141	$6,925

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	INVENTORIES

	December 31,
	2005	2006

Raw materials	$4,126	$6,573
Work in progress	4,289	2,257
Finished products	7,729	18,481

	$16,144	$27,311

Finished goods include products shipped to customers for which revenues were not recognized during the year (see also Note 2h) in the aggregate amount of $ 3,872 at December 31, 2005 and $ 7,452 at December 31, 2006.

During 2004, 2005 and 2006, the Company recorded inventory write-offs for excess inventory in a total amount of $ 0, $ 7,082 and $ 716, respectively.

During the fourth quarter of 2005, the Company terminated its legacy product line, closed its in-house production facilities and transferred production activities to its contract manufacturers. As a result of the Company’s assessment of the expected sales from such product line and the use of associated inventory the Company wrote off excess inventory in a total amount of $ 7,082 in 2005.

The Company has been utilizing part of the products related to the components written-off in 2001 and 2005. During the years 2004 through 2006, inventory previously written-off was used as components in products in the Company’s ordinary course of production and was sold as finished goods to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized. The Company has been utilizing written-off inventory of approximately $ 1,185, $ 954 and $ 426 in the years 2004, 2005 and 2006 respectively.

NOTE 6:	–	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006

Cost:
Computers, manufacturing and peripheral equipment	$8,374	$9,807
Office furniture and equipment	1,171	1,109
Leasehold improvements	514	577

	10,059	11,493

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	6,722	7,789
Office furniture and equipment	569	663
Leasehold improvements	304	381

	7,595	8,833

Depreciated cost	$2,464	$2,660

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $ 833, $ 972 and $ 1,194, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2006

Employees and payroll accruals	$3,018	$4,098
Accrued expenses	530	1,401
Royalties to Government authorities (Note 8a)	1,190	3,962
Provision for warranty costs	783	1,135
Other	20	31

	$5,541	$10,627

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) aggregating to $ 18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement and as of December 31, 2006, the Company is obligated to repay the OCS approximately $ 11,887, of which, $3,962 was recorded in short term liabilities and $ 7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest.

In addition, the Company is required to continue reporting to the OCS regarding its sales each quarter until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such quarter. If the resulting amount is more than one-sixth of the $11,887, the Company will be required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be shortened.

The total outstanding obligation as of December 31, 2006 in the amount of $11,887 was expensed in 2006 as part of the cost of revenues.

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2006, are as follows:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Year ended December 31,	Facilities	Motor vehicles	Total

2007	$671	$843	$1,514
2008	228	612	840
2009	134	177	311
2010	116	70	186
2011 and thereafter	352	-	352

	$1,501	$1,702	$3,203

Expenses for lease of facilities for the years ended December 31, 2004, 2005 and 2006 were approximately $ 889, $ 997 and $ 1,115, respectively (see also Note 12).

Expenses for the lease of motor vehicles for the years ended December 31, 2004, 2005 and 2006 were approximately $ 629, $ 928 and $ 781, respectively.

c.	Charges and guarantees:

As of December 31, 2006, the Company provided bank guarantees in an aggregate amount of $ 2,183 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

NEC Corporation has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company is currently in discussions concerning NEC’s allegation. The Company believes, based on its legal counselor’s opinion, that Ceragon does not infringe any valid claim of the NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find Ceragon liable to NEC for patent infringement damages. However, the Company is not able to estimate the outcome of such discussions. Accordingly, no provision was accrued in the financial statements as of December 31, 2006.

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

b.	Stock options plans:

1.	Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 affiliate employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire five or ten years from the date of grant.

As of December 31, 2002, the Company ceased granting options under the Plans in light of the adoption of the 2003 Plan, although options granted under the Plans before December 31, 2002, are still valid, subject to the Plans.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

2.	Pursuant to its stock option plans, the Company reserved for issuance 12,973,188 Ordinary shares. As of December 31, 2006, the Company still has 290,112 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2006
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,273,364	$4.17
Granted	769,000	$4.77
Exercised	(1,101,087)	$1.92
Forfeited	(412,492)	$5.56

Outstanding at end of the year	6,528,785	$4.53	6.70	$9,233

Options exercisable at end of the year	4,030,928	$4.47	5.69	$7,062

Vested and expected to vest	6,065,617	4.53	6.70	$8,578

All of the Company’s options (except for the options noted below) were granted at exercise prices which were equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2004, 2005 and 2006 were $ 6.81, $ 5.58 and $ 6.08.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is impact by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the year ended December 31, 2006 was $ 3,905. As of December 31, 2006, there was $ 1,670 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

In September 2004, the Company granted 85,000 options at an exercise price below market value at a fair value of $ 1.36.

During the third quarter of 2005, the Company accelerated 104,791 options and recorded $ 115 as of stock-based compensation accordingly.

As of the years ended December 31, 2004, 2005 and 2006, the Company recorded compensation expenses of $ 374, $ 162 and $ 1,712, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	Dividends:

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

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (“the Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 –26% and 2010 and thereafter – 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

c.	Measurement of taxable income:

Commencing with the year 2003, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company for three years. Accordingly, commencing the year 2003, results for tax purposes are measured in terms of earnings in dollars.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

The Company’s production facilities have been granted “Approved Enterprise”status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

The Company is also a “foreign investors’ company”, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (depending on the percentage of foreign ownership in each tax year).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

For the Company’s three investment programs, the tax benefits are as follows: income derived from investment programs is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax in source.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes will be required on tax exempt income attributable to the Company’s “Approved Enterprise”.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during the first five tax years during which the equipment is used.

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

However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

As a result of the Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the new law.

The Company has had no taxable income since inception.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforward	$22,299	$28,024
Temporary differences relating to reserve and allowances	2,680	1,054

Total net deferred tax asset before valuation allowance	24,979	29,078
Valuation allowance	(24,979)	(29,078)

Net deferred tax asset	$-	$-

*)	Including deferred taxes on losses for Israeli income tax purposes as of December 31, 2005 and 2006, derived from the exercise of employee stock options in the amount of $ 4,049 and $ 4,573, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under APB 25 since a full valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

As of December 31, 2006, the Company has provided valuation allowances of $ 29,078 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in the year 2006 amounted to $ 4,099. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

f.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2005 and 2006, in the amount of approximately $ 77,200 and $ 78,800, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	TAXES ON INCOME (Cont.)

As of December 31, 2006, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 10,274 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

g.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic	$2,016	$(2,067)	$(2,000)
Foreign	(402)	(1,760)	(3,460)

	$1,614	$(3,827)	$(5,460)

h.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

	Year ended December 31,
	2004	2005	2006

Pre-tax income (loss) as reported in the consolidated
statements of operations	$1,614	$(3,827)	$(5,460)

Statutory tax rate	35%	34%	31%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$565	$(1,301)	$(1,693)
Non-deductible expenses	75	78	132
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(364)	1,115	1,078
Tax adjustment due to Approved Enterprise's different tax rate	(202)	186	120
Other	(74)	(78)	363

Actual tax expense	$-	$-	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

a.	Segments, customers and geographical information:

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006

Revenues from sales to external customers:

North America	$16,449	$19,738	$28,162
Europe, Middle East and Africa	22,006	36,048	41,149
Asia-Pacific	14,001	9,877	32,358
Latin America	2,375	8,114	6,746

	$54,831	$73,777	$108,415

Property and equipment, net, by geographic areas:

Israel	$2,295	$2,202	$2,339

Others	221	262	321

	$2,516	$2,464	$2,660

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2004	2005	2006
	%

Customer A	14	*) -	*) -
Customer B	14	*) -	17
Customer C	*) -	13	*) -

*)	Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2004	2005	2006

Financial income:
Interest on marketable securities and bank deposits	$714	$814	$1,044

Foreign currency translation differences	155	-	311

	869	814	1,355

Financial expenses:
Bank commissions	(195)	(172)	(71)
Foreign currency translation differences	-	(35)	-

	(195)	(207)	(71)

	$674	$607	$1,284

c.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2005	2006

Numerator:
Numerator for basic and diluted net earnings (loss) per share
- income (loss) available to shareholders of Ordinary shares	$1,614	$(3,827)	$(5,460)

Denominator:
Denominator for basic net earnings (loss) per share - weighted
average number of Ordinary shares	25,066,937	26,137,121	26,728,053

Effect of dilutive securities:
Employee stock options	3,002,907	*) -	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	28,069,844	26,137,121	26,728,053

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of December 31, 2005 and 2006, jointly own 22.5% and 21.6%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 180, $ 335 and $ 246 in 2004, 2005 and 2006, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. During 2005, the Company extended its facility lease agreement for an additional two years. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 900 in 2004, $ 800 in 2005 and $ 400 in 2006.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 560, $ 1,660 and $ 3,009 for the years ended December 31, 2004, 2005 and 2006, respectively.

Transactions with related parties:

	Year ended December 31,
	2004	2005	2006

Cost of revenues	$934	$1,861	$3,106

Research and development expenses	$381	$445	$221

Selling and marketing expenses	$291	$356	$184

General and administrative expenses	$142	$160	$43

Balances with related parties:

	December 31,
	2005	2006

Trade payables, other accounts payable and accrued expenses	$60	$62