Form 20-F/A
period 2006-12-31
CERAGON NETWORKS LTD
filed 2007-10-29
CIK 1119769

As filed with the Securities and Exchange Commission on October 26, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-30862

CERAGON NETWORKS LTD
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, Nominal Value NIS 0.01	Nasdaq Global Market
(Title of each Class)	(Name of Exchange on which Registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,436,090 Ordinary Shares, NIS 0.01 nominal value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)
Large accelerated filer ☐                     Accelerated filer ☑                     Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
     This Form 20-F/A is being filed as Amendment No. 1 to our Annual Report on Form 20-F filed with the SEC on June 29, 2007 (the “Original Filing”). The purpose of this Form 20-F/A is to amend and restate: (i) the information under the subheading “Risk Factors” in Item 3, “Key Information”, (ii) certain information under the subheadings “History and Development of the Company”, “Business Overview” and “Property, Plants and Equipment” in Item 4, “Information on the Company”, (iii) Item 5, “Operating and Financial Review and Prospects” in its entirety, (iv) the information under the subheading “Board Practices” in Item 6, “Directors, Senior Management and Employees”, (v) certain information under the subheading “Related Party Transactions” in Item 7, “Major Shareholders and Related Party Transactions” and (vi) Item 9, “The Offer and Listing” in its entirety, in order to conform the disclosures therein to disclosures contained in our Registration Statement on Form F-3 (File No. 333-146440), as amended, originally filed with the SEC on October 2, 2007 and provide certain other information and correct certain typographical errors throughout our Annual Report.
     For the convenience of the reader, this Form 20-F/A sets forth the entire Original Filing and only amends and restates the Items described above. This Form 20-F/A does not change the other disclosures set forth in the Original Filing and, as except as expressly indicated herein, does not reflect the events occurring after, or provide information subsequent to, the original filing date of the Original Filing.
INTRODUCTION
Definitions
In this annual report, unless the context otherwise requires:
•	references to “Ceragon,” the “Company,” “us”, “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.
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

	Year ended December 31,
	2002	2003	2004	2005(1)	2006
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:

Revenues	$18,394	$34,421	$54,831	$73,777	$108,415
Cost of revenues(2)(3)	13,005	20,755	32,227	52,487	80,776

Gross profit (loss)	5,389	13,666	22,604	21,290	27,639

Operating expenses:
Research and development	10,101	9,346	9,772	10,713	13,336
Less: grants and participants	1,870	1,976	2,293	1,752	1,543

Research and development, net	8,231	7,370	7,479	8,961	11,793
Selling and marketing	10,202	9,967	11,841	13,629	17,420
General and administrative	2,761	2,482	2,485	3,200	5,217

Restructuring and non-recurring income	83	(704)	—	—	—

Total operating expenses	21,277	19,115	21,805	25,790	34,430

Operating profit (loss)	(15,888)	(5,449)	799	(4,500)	(6,791)
Financing income, net	1,528	1,159	674	607	1,284
Other financial expenses — non-cash charge relating to puttable warrant	—	(3,432)	—	—	—
Other income	—	—	141	66	47

Net income (loss)	(14,360)	(7,722)	1,614	(3,827)	(5,460)
Basic net earnings (loss) per share	$(0.64)	$(0.33)	$0.06	(0.15)	(0.20)

Diluted net earnings (loss) per share	$(0.64)	$(0.33)	$0.06	(0.15)	(0.20)

Weighted average number of shares used in computing basic earnings (loss) per share	22,375,939	23,063,160	25,066,937	26,137,121	26,728,053

Weighted average number of shares used in computing diluted earnings (loss) per share(4)	22,375,939	23,063,160	28,069,844	26,137,121	26,728,053

(1)	The amortization of deferred share compensation presented in previous years was reclassified in the relevant expense line.

(2)	In 2005, the amount includes $7,082 related to a write-off of inventories and $390 related to long-term receivables.

(3)	In 2006, the amount includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.

(4)	Except for 2004, all outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$43,173	$39,046	$37,801	$33,022	$29,485
Working capital	30,386	30,481	38,827	34,871	47,268
Total assets	61,640	62,428	73,111	73,992	96,351
Total long term liabilities	1,825	2,451	2,986	3,424	12,277
Shareholders’ equity	49,266	48,683	52,187	49,189	47,561
Risk Factors
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
     We have incurred operating and net losses in every fiscal year from our inception, other than 2004, and we may incur losses in the future. For the years ended 2003, 2005 and 2006, we reported net losses of $7.7 million, $3.8 million and $5.5 million, respectively. As of December 31, 2006, our accumulated deficit was $133.7 million. We cannot assure you that we will operate profitably in the future. If we do not achieve or sustain our profitability, our share price could decline and the viability of our company will be in question.
Global competition and current market conditions in India and other parts of Asia have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins and profitability.
     We operate in the wireless equipment market, which is characterized by vigorous, worldwide competition for market share and by rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, as well as growing competition from both start-up companies and well-capitalized telecommunication systems providers. Moreover, competition for larger equipment orders is particularly intense since the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.
     Also, in recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the year ended December 31, 2006, 30% of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.
     If we are unable to effectively respond to these pricing pressures, our revenues, gross margins and profitability could be materially reduced.
We face intense competition from other wireless equipment providers. If we fail to compete effectively, our business, financial condition and results of operations would be materially adversely affected.
     The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. In the area of high-capacity circuit-switched wireless network solutions, our primary competitors include Harris Stratex Networks, Inc., L.M. Ericsson Telephone Company, NEC and NSN. In the area of IP-based wireless solutions, our primary competitors are Dragonwave, Inc. and Harris Stratex Networks, Inc. In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, as well as other companies, offer or are developing products that compete with our products.
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
     Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue. In mid-2006, Nokia and Siemens formed a joint venture to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into NSN. NSN began operations in April 2007. Other examples are the recent mergers of Alcatel and Lucent and of the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.
     We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.
We face intense competition from other high-speed communications solutions that compete with our high-capacity point-to-point wireless products, which could reduce demand for our products and have a material adverse effect on our business and results of operations.
     Our products compete with other high-speed communications solutions, including fiber optic lines, leased copper lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies.
     Some of the disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include:
•	Extreme Weather Conditions: wireless backhaul solutions may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes; and

•	Line-of-Sight Limitations: wireless backhaul solutions generally require a direct line-of-sight between antennas. Consequently, service providers often install these solutions on wireless antenna towers, rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof or other property rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation costs. Some base stations cannot be linked by line-of-sight solutions.
     In addition, customers may decide to use transmission frequencies for which we do not offer products. To the extent that these competing communications solutions reduce demand for high-capacity point-to-point wireless transmission products, this reduction could have a materially adverse effect our business and results of operations.
We are dependent upon sales of our FibeAir® family of products into a single market. Any reduction in demand for these products in this market would cause our revenues to decrease.
     We design, develop, manufacture and sell nearly all of our products to meet high-capacity point-to-point wireless backhaul needs. Our portfolio of products is known as FibeAir®. Nearly all of our revenues are generated from sales of our FibeAir® portfolio of products. We expect sales of our FibeAir® portfolio of products to continue to account for nearly all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products than companies that sell multiple and diversified product lines or into multiple markets.

We sell a significant portion of our products through a small number of strategic relationships with OEMs at gross margins that are lower than the gross margins for our sales directly to customers, which lowers our overall gross margin. In addition, the loss of one or more of these key OEM relationships would result in a significant loss of revenues.
     We market and sell our products to customers increasingly through OEMs who integrate our solutions into their product offerings. We anticipate that sales to our three OEMs will constitute an increasing portion our business in the future. For the year ended December 31, 2006, sales to NSN, our largest OEM, represented approximately 17% of our revenues.
     Our sales to our OEMs are made on the basis of purchase orders rather than long-term purchase commitments. Our relationships with our OEMs are generally governed by non-exclusive agreements that require us to competitively price our products, have no minimum sales commitments and do not prohibit our OEMs from offering products that compete with our solutions. The size of purchases by our OEMs typically fluctuates from quarter-to-quarter and year-to-year, and may continue to fluctuate in the future, which may affect our quarterly and annual results of operations.
     Our OEM agreements typically have an initial term between one and five years and automatically renew for successive one year terms. Our agreement with NSN expires on November 1, 2008, unless terminated by either party upon a three months’ notice prior to such automatic renewal. Under certain customary circumstances, including failure to remedy a breach within 30 days of receiving written notice, either we or NSN may terminate the agreement. In addition, NSN has the right to terminate the agreement in the event we sell all or substantially all of our assets, merge or consolidate with a third party, or suffer a material change of ownership.
     Some of our OEMs also possess significant resources and advanced technical capabilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our solutions. If either of these were to occur, our OEMs may discontinue marketing, distributing and supporting our solutions.
     Furthermore, sales to our OEMs result in lower gross margins than sales directly to end-users through distributors and re-sellers and expose our business to a number of risks, each of which could result in a reduction in the revenues for our products. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. These OEMs may decide to promote competing products or alternative technologies. If our OEMs fail to effectively market and support our products, or if we experience a loss or a substantial reduction in orders from these OEMs, or one of our OEMs terminates its relationship with us, our revenues may decline, and our business, financial condition, and results of operations would be materially adversely affected.
We cannot assure you that we will be able to sustain our recent revenue growth rate which may reduce our share price.
     Our revenues have grown rapidly over the last several years. Our revenues for the years ended December 31, 2004, 2005 and 2006 were $54.8 million, $73.8 million, $108.4 million,

respectively. We cannot assure you that we will be able to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company.
We may face problems in managing the growth of our business.
     Our revenues have grown from $54.8 million in 2004 to $108.4 million in 2006.
     The number of products manufactured by us through our contract manufacturers in these periods has grown at higher rates. If our growth continues at similar rates, we may face difficulties in managing such growth. Our success in handling rapid growth will depend on our ability to:
•	manufacture (through our contract manufacturers) and deliver our products to our customers in a timely manner;

•	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

•	control inventories of components ordered by our contract manufacturers required to meet actual demand;

•	streamline and automate processes in order to manufacture, ship and deliver on time larger quantities of equipment than in previous years;

•	reduce the costs of manufacturing our products;

•	balance the need to hire and train new employees with the need to minimize costs; and

•	maintain the capital resources needed to finance such growth.
     If we are unable to manage our growth, we could lose sales or fail to manage costs associated with our sales, either of which would have a material adverse effect on our business and results of operations.
Consolidation of our potential customer base could harm our business.
     The ongoing trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Finally, as our customers become larger they may have more leverage to negotiate better pricing which could harm our revenues and gross margins.
We rely on a limited number of contract manufacturers to manufacture our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.
     We outsource all of our manufacturing processes to a limited number of contract manufacturers that are located in Israel and the Philippines. We do not have long-term contracts with any of these contract manufacturers. We have experienced and may in the future experience delays in shipments from these contract manufacturers.
     Our contract manufacturers may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components. These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our product to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our contract manufacturers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner. In addition, some of our contract manufacturers have granted us licenses with respect to certain technology that is used in a number of our products. If we change contract manufacturers, we may be required to renegotiate such licenses or re-design some of our products, either of which could increase our cost of revenues and cause product delivery delays. If we change manufacturers, during such a transition period, we may be more likely to face delays, disruptions, quality control problems and loss in capacity, and our sales, profits and customer relationships may suffer.
Our contract manufacturers obtain some of the components included in our products from a limited group of suppliers and, in some cases, single or sole source suppliers. The loss of any of these suppliers could cause us to experience production and shipment delays and a substantial loss of revenue.
     Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier or on a limited number of suppliers subjects us to the following risks:
•	The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers which could result in penalties and/or cancellation of orders for our products.

•	The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, our contract manufacturers or we may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins.

•	The component suppliers may increase component prices significantly at any time and with immediate effect, particularly if demand for certain components increases dramatically in the global market. These price increases would increase component procurement costs and could significantly reduce our gross margins and profitability.
Our ability to grow depends on acceptance by our customers of IP-based solutions and our ability to develop and introduce IP-based products.
     The market for IP-based backhaul equipment for mobile networks is just beginning to evolve, and we have not yet recorded any sales in this market. Our future success depends in part on the acceptance by customers of IP-based networks, IP-based or hybrid backhaul solutions and IP-based or hybrid products that we are developing. We cannot control third-party adoption of IP-based backhaul over competing backhaul solutions such as fiber optic lines. Moreover, our future success depends on our ability to design and manufacture IP-related products that satisfy our customers’ evolving and changing needs for IP-based networks and for IP-based backhaul. If the IP-based backhaul for mobile networks market does not develop at the rate we expect as a result of alternative or changing technologies, changes in product standards and regulation, inability to gain customer acceptance or for any other reason, our future growth, business, financial condition, and results of operations may be materially adversely affected.
The creation of NSN may lead to fewer purchases of our products by NSN, which would significantly reduce our revenues.
     In January 2006, we entered into an OEM Purchase and Distribution Agreement, which we refer to as the OEM Agreement, with Nokia Corporation. Under the OEM Agreement, Nokia agreed to include our products with its microwave radio product portfolio as Nokia PowerHopper Vario to provide complete wireless transmission networking solutions. During 2006, sales to Nokia accounted for 17% of our revenues. After the creation of NSN by Nokia and Siemens in mid-2006, Nokia assigned the OEM Agreement to NSN. Siemens has products and capabilities to develop products that compete with some of ours, and we cannot assure you that NSN will continue to make substantial purchases of our products under the OEM Agreement. These purchasing decisions can be made by NSN on a regional basis, product basis or customer basis. If NSN decides to promote Siemens’ current or future products rather than ours, NSN could become a competitor of ours in addition to, or instead of, being a strategic partner, which could decrease our sales to NSN and significantly reduce our revenues.
If we do not succeed in developing and marketing new products that keep pace with technological developments, changing industry standards and our customers’ needs, we may not be able to grow our business.

     The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend on our ability to:
•	develop and market new products in a timely manner to keep pace with developments in technology;

•	meet evolving customer requirements;

•	enhance our current product offerings, including technological improvements which reduce the cost and manufacturing time; and

•	deliver products through appropriate distribution channels.
     In addition, the wireless equipment industry is subject to evolving industry standards. The emergence or evolution of new industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our products. Any such modifications may be expensive and time-consuming or we may not be able to meet them at all. If new industry standards emerge that we do not anticipate, our products could be rendered obsolete and we may be required to modify our products in ways that could increase our product costs and adversely affect our profitability.
     We are continuously seeking to develop new products and enhance our existing products. Developing new products and product enhancements requires research and development resources and cooperation with subcontractors. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner which would have a material adverse effect on our ability to grow our business.
We rely on a limited number of contractors as part of our research and development efforts.
     We conduct a part of our research and development activities through outside contractors. We depend on our contractors’ ability to achieve stated milestones and commercialize our products, and on their ability to cooperate and overcome design difficulties. Our contractors may experience problems, including the inability to recruit professional personnel, which could delay our research and development process. These delays could:
•	increase our research and development expenses;

•	delay the introduction of our upgraded and new products to current and prospective customers and our penetration into new markets; and

•	adversely affect our ability to compete.

     If our contractors fail to perform, we may be unable to secure alternative contractors that meet our needs. Moreover, qualifying new contractors may also increase our research and development expenses.
Our sales cycles in connection with competitive bids or to prospective customers are lengthy.
     It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. In some instances, we participate in competitive bids in tenders issued by our customers. These tender processes can continue for many months before a decision is made by the customer. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations.
We sell other manufacturers’ products as an OEM, which subjects us to various risks that may cause our revenues to decline.
     We sell a limited number of products on a OEM basis through relationships with a number of manufacturers. These manufacturers have chosen to sell a portion of their systems through us in order to take advantage of our reputation and sales channels. The sale of these OEM products by us depends in part on the quality of these products, the ability of these manufacturers to deliver their products to us on time and their ability to provide both presale and post-sale support. Sales of OEM products by us expose our business to a number of risks, each of which could result in a reduction in the sales of our products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels, turning them into competitors rather than partners. If any of these risks materialize, we may not be able to develop alternative sources for these OEM products, which may cause our revenues to decline.
Our products are used in critical communications networks which may subject us to significant liability claims.
     Since our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, any insurance policies we have may not adequately limit our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with our product specifications. If our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend, and could divert management’s attention and seriously damage our reputation and our business.

Uncertainty and possible delays in deployment of advanced wireless and other networks could cause our revenues to be lower than expected.
     Our sales depend on the deployment of advanced wireless networks and other networks. Any delay by wireless service providers in their network deployment schedules could result in lower than expected revenues for us, since these delays would also delay purchasing decisions by the wireless providers.
Due to the growing volume of our sales to developing countries, we are susceptible to a number of political and economic risks that could have a material adverse effect on our business, financial condition and results of operations.
     A majority of our sales are made in countries in Asia, Africa, Europe and the Middle East. For the year ended December 31, 2006, sales in these regions accounted for approximately 68% of our revenues. As a result, the occurrence of any international, political or economic events that adversely affects our business could result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:
•	unexpected changes in regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws;

•	general economic and geopolitical conditions, including inflation and trade relationships;

•	longer sales cycles;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	demand for high-volume purchases with discounted prices;

•	payment delays and uncertainties; and

•	war and acts of terrorism.

We are increasingly engaged in supplying installation or turnkey projects for our customers which are subject to acceptance testing procedures. Any delay or failure in such acceptance tests would have a material adverse effect on our results of operations.
     As we continue to expand our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in developing nations. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and testing services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could refuse to pay us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.
If we fail to obtain regulatory approval for our products, or if sufficient radio frequency spectrum is not allocated for use by our products, our ability to market our products may be restricted.
     Radio communications are subject to regulation in most jurisdictions and to various international treaties relating to wireless communications equipment and the use of radio frequencies. Generally, our products must conform to a variety of regulatory requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products.
     In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auctions or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless backhaul at frequencies used by our competitors’ products could increase the competition we face.

     Other areas of regulation and governmental restrictions, including tariff on imports and technology controls on exports, could adversely affect our operations and financial results.
Our products may not meet the new European governmental regulations, including environmental standards, required for their sale, which may negatively affect our sales.
     Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. On July 1, 2006, the new Restrictions of Hazardous Substances Directive took effect, a development which required us to modify certain of our products. In addition, the recently enacted Waste Electrical and Electronic Equipment Directive requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. If we fail to achieve and maintain compliance, we may be restricted from selling our products in the European Union, a development that could adversely affect our operating results.
Widespread use of wireless products may have health and safety risks.
     Our wireless communications products emit electromagnetic radiation. In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our backhaul solutions.
Part of our inventory may be written off, which would increase our cost of revenues. In addition, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers.
     In 2005, we wrote off excess inventory resulting from our decision to terminate a legacy product line, close our in-house production facilities and transfer production activities to our contract manufacturers. The result of the write-off in 2005 was a one-time charge to cost of revenues of approximately $7.1 million. Inventory of raw materials, work in-process or finished products may accumulate in the future, and we may encounter losses due to a variety of factors including:
•	new generations of products replacing older ones, as was the case in 2005;

•	the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate; and

•	changes in products because of technological advances and cost reduction measures.
     Further, our inventory of finished products may accumulate as the result of cancellation of customer orders or our customers’ refusal to confirm the acceptance of our products.
     Our contract manufacturers are required to purchase inventory based on manufacturing projections we provide to them. If our actual orders from our customers are lower than these manufacturing projections, our contract manufacturers will have excess inventory of raw materials or finished products which we would be required to purchase.
     In addition, we require our contract manufacturers from time to time to purchase more inventory than is immediately required, and to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increase in demand, we may need to compensate our contract manufacturers.
     If we are required to purchase excess inventory from our contract manufacturers or otherwise compensate our contract manufacturers for purchasing excess inventory, our business, financial condition, and results of operations could be materially adversely affected.
     We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products. These purchases are based on our own manufacturing projections. If our actual orders are lower than these manufacturing projections, we may accumulate excess inventory which we may be required to write-off. If we are forced to write-off this inventory, our business, financial condition, results of operations could be materially adversely effected.
If we are unable to protect our intellectual property rights, our competitive position may be harmed.
     Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. We currently rely upon a combination of trade secret, trademark and copyright laws, as well as contractual rights, to protect our intellectual property.
     Until recently, we have not aggressively pursued patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.
     We also enter into confidentiality, non-competition and invention assignment agreements with our employees and contractors engaged in our research and development activities, and enter into non-disclosure agreements with our suppliers and certain customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third-party development of similar technologies. Moreover, under current law, we may not be able to enforce the non-competition agreements with our employees to their fullest extent. We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. Any such failure or inability to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.
Defending against intellectual property infringement claims could be expensive and could disrupt our business.
     The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. NEC, another wireless equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged. However, we are not able to estimate the outcome of the discussions with NEC, including whether there could be an adverse effect on our business. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Any such litigation or claim, including any litigation or claim resulting from NEC’s assertion, could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.
If we fail to attract and retain qualified personnel, our business, operations and product development efforts may be materially adversely affected.
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
Our international operations expose us to the risk of fluctuation in currency exchange rates.

     In 2006, we derived the majority of our revenues in U.S. dollars. Although almost all of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in New Israeli shekels, or NIS, and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.
If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.
     We do not believe that during the year ended December 31, 2006 we were a passive foreign investment company, and based on our anticipated income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the year ending December 31, 2007. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.
     It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for the taxable year ending December 31, 2007 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”
Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.
     Our quarterly results are difficult to predict and may vary significantly from quarter to quarter. Most importantly, delays in product delivery or completion of a sale can cause our revenues and net income to fluctuate significantly from anticipated levels. Furthermore, we may temporarily reduce prices in response to competition or increase spending in order to pursue new market opportunities. Additionally, the following factors may also cause fluctuations in our quarterly results:
•	volume and timing of product orders received and delivered during the quarter;

•	the ability of our contract manufacturers to manufacture products on time;

•	the timing of when our customers provide acceptance certificates in turnkey projects;

•	timing of new product introductions by us or our competitors;

•	changes in the mix of products sold by us;

•	cost and availability of components and subsystems;

•	adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	ability of our customers to obtain financing to enable their purchase of our products;

•	fluctuations in foreign currency exchange rates;

•	worldwide regulatory developments; and

•	general economic conditions in the United States and internationally.
     The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:
•	announcements of technological innovations;

•	customer orders or new products or contracts;

•	competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors; and

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).
     In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares following periods of volatility.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.
     As of March 31, Yehuda and Zohar Zisapel, who are brothers who do not have a voting agreement, beneficially owned, directly or through entities they control, an aggregate of 22.3% of our outstanding ordinary shares. As a result, these shareholders may influence the outcome of various actions that require shareholder approval.
Provisions of our Articles of Association, Memorandum of Association and Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.
     The Israeli Companies Law, or the Companies Law, generally provides that a merger be approved by the board of directors and by a majority of shareholders, and has specific provisions for determining the majority of the shareholder vote. However, with respect to companies such as ours which were incorporated prior to the effectiveness of the Companies Law, shareholder approval of a merger must be obtained by at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. Shareholders may resolve to lower this super-majority requirement; however, such a resolution must be approved by at least a 75% majority. Moreover, the modification of our Memorandum of Association requires a 75% majority vote, and such a requirement may subject certain types of merger transactions or other business combinations to the same super-majority approval requirements. Additionally, upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. Further, a merger generally may not be completed until the passage of certain time periods and in certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are divided into two classes: Class I and Class II. A director will generally serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. This election mechanism may discourage a takeover of our company.
     Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which could depress our share price. For example, Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. In addition, a merger, which may include the acquisition of more than 25% of the share capital of our company, may be subject to approval by the Israeli Controller of Restrictive Trade Practices, who may impede or delay a merger in accordance with the Restrictive Trade Practices Law, 1988. Finally, we must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated there under, which we refer to as the R&D Law, which may restrict our ability to consummate a merger or similar transaction.
Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to produce and sell our products. This could result in a decrease of our revenues.
     Our principal offices and research and development facilities, and the majority of our contract manufactures’ facilities are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Consequently, political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election of representatives of the Hamas militant group to a majority of seats in the Palestinian Legislative Council in 2006 has created additional unrest and uncertainty in the region. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our and our major contract manufactures business conditions and could harm our results of operations.
     Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.
     Some of our executive officers and employees in Israel are, unless exempt, obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

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
     We received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel through the end of 2006. We therefore must comply with the requirements of the R&D Law. Under the R&D Law, we cannot transfer technology developed with OCS grants, including by the sale of the technology, the grant of a license of such technology or the manufacture of a significant amount of our products that are based on such technology outside of Israel, unless we obtain the approval of an OCS committee. There is no assurance that we will receive such OCS approvals. Even if such OCS approvals are obtained, we may be required to pay additional royalties to the OCS or, in case of a transfer of the technology outside of Israel, a percentage of the consideration paid for such transfer equal to the ratio of the aggregate amount of OCS grants received by us and the aggregate amount of all cash investments made in our company, including the OCS grants. If we fail to comply with any of the requirements of the R&D Law and of those imposed by the OCS, we may be required to pay additional royalties to the OCS together with interest and penalties, and we may be subject to criminal charges. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.
     In December 2006, we entered into an agreement with the OCS to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we are obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. We are also required to report our sales to the OCS on a semi-annual basis until the obligation is fully paid. As part of each report, we are required to calculate the amount we would be obligated to pay to the OCS if we had paid a royalty of approximately 3% on all our sales for such period. If the resulting amount is greater than one-sixth of our $11.9 million obligation to the OCS, we will be required to pay the excess amount at the time we provide our semi-annual revenue report to the OCS. However, any such payments will be credited against the last semi-annual payment to the OCS pursuant to our agreement so that our aggregate obligation to the OCS will not be increased. We entered into this agreement because we believe that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006 as part of our cost of revenues. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.
The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.
     The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to investment programs at our facility in Tel Aviv. When we begin to generate taxable income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.
The tax benefits available to approved enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability.
     The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved program and the resulting tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.
It may be difficult to enforce a U.S. judgment against us, and our officers and directors named in this annual report, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors.
     We are incorporated under the laws of the State of Israel. Service of process upon us and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.
     Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:
•	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;

•	the judgment is executory in the state in which it was given;

•	the judgment is no longer appealable;

•	the judgment was not given by a court that is not competent to do so under the rules of private international law applicable in Israel;

•	there has been due process;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court.
     Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. The term “prejudice the sovereignty or security of the State of Israel” as used in the Israeli Law on Enforcement of Foreign Judgments has not been interpreted by Israeli courts. Furthermore, other authority under Israeli law with respect to such term is very limited, and does not provide guidance as to what criteria will be considered by an Israeli court in determining whether the enforcement of a foreign judgment would prejudice the sovereignty or security of the State of Israel.
ITEM 4. INFORMATION ON THE COMPANY
A.	History and Development of the Company

     We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on August 22, 2000. We operate under the Israeli Companies Law. Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-645-5733. Our world wide web address is www.ceragon.com. Information contained on our website does not constitute a part of this Annual Report.
     Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 10 Forest Avenue, Suite 120, Paramus, New Jersey 07652 and the telephone number is (201) 845-6955.
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
B. Business Overview
     We design, develop, manufacture and sell high-capacity, point-to-point wireless backhaul products. Our products are used primarily by cellular operators to transport voice and data traffic in the backhaul, the segment of the telecommunications network that connects base stations to switch locations on the core network. Our products are also used by other telecommunications service providers that operate wired or wireless networks and by organizations and enterprises that operate their own private networks based primarily on SDH/SONET and IP (Internet protocol) technologies.
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
     Worldwide demand for high-capacity backhaul solutions has been growing due to a number of factors, including:
•	Strong rises in the quantity of data traffic. The rising uptake of data-intensive applications (video and music downloads, wireless Internet, etc.), together with a continuous rise in the number of global cellular subscribers, has significantly increased the load on backhaul capacity. For many cellular operators with existing networks (especially in developed regions), backhaul has become a traffic bottleneck that impacts the performance of the entire network, necessitating an expansion of the backhaul segment to assure current and future service quality.

•	Rapid build-out of new cellular networks in developing regions. Demand for cellular voice and data services continues to grow in many developing regions (e.g. India, Asia-Pacific, Africa), many of which have little existing wireline telecommunications infrastructure. In these regions, end-to-end wireless networks have proven to be particularly desirable, as they are much quicker and more cost-effective to install than comparable wireline solutions.
     With an extensive portfolio of high-capacity wireless backhaul products for both TDM (time division multiplexing) and IP platforms, Ceragon has become one of the industry’s leading providers of complete backhaul solutions for cellular operators in all parts of the world. To date, our solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. Our systems provide high-speed, fiber-like transmission quality and can be deployed more rapidly and cost effectively than copper or fiber optic lines. They operate over multiple licensed and unlicensed frequency bands in the range of 2.4 to 80 GHz, but are most commonly deployed on licensed bands.
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
     We sell our products to customers through a worldwide network of direct and indirect channels. Our direct sales force includes approximately 40 salespeople operating out of 17 sales and support offices, and we work closely with major system integrators and distributors in targeted regions. In addition, as of December 31, 2006, 25% of our sales were made on an original equipment manufacturer (OEM) basis to telecommunications equipment vendors, including Nokia Siemens Networks and others.
     Based on our experience, the telecommunications equipment business is seasonal to the extent that sales or order intake in the first quarter of each calendar year are typically lower than in other quarters. Nevertheless, our historical results of operations do not reflect such seasonality.
Industry Background: Market Trends
     Wireless solutions as compared to other backhaul options: In meeting their backhaul needs, cellular operators can choose from a variety of infrastructure options, each that offer a mixture of advantages and disadvantages. Today, the most widely deployed options include leased telecom lines, fiber-optic lines and wireless links (singly or in combination). The operator’s considerations in selecting the backhaul infrastructure include the desire for rapid service deployment, scalability and minimization of capital expenditure and operational expenses.
•	Leased copper or fiber-optic lines from ILECs have been readily available to cellular operators in many regions. However, their usage has been tied to the payment of an expensive monthly fee, and in some cases requires the cellular operator to become dependent upon a direct competitor. In addition, the leasing of copper lines saddles the cellular operator with an absolute capacity problem which limits their ability to scale to meet the network demands dictated by today’s higher levels of voice and data traffic.

•	Laying of new fiber-optic cable is a reliable option that provides the operator with maximum bandwidth at low operating costs. However, the laying of new cables is a time-consuming and expensive process, and in many urban or geographically dispersed regions is very difficult to achieve.

•	Wireless links: High-capacity, carrier-grade wireless backhaul systems such as Ceragon’s represent a scalable, quick-to-deploy solution at a reasonable capital cost. Once installed, they belong to the operator, releasing them from dependence on — and cost of - the lines of a competitor or a third party.
     In general, the need for higher-capacity backhaul solutions has been growing rapidly for the past several years. This reflects a confluence of factors:
•	A continuous rise in the number of mobile subscribers, translating into an increase in the number of base stations and cell sites, which has in turn increased the need for backhaul transmission capacity. Demand for cellular voice services continues to grow strongly in emerging markets (rural areas and developing countries), while demand for more data-intensive 3G services is growing in many markets where voice coverage is already high.

•	Growing demand for new higher-data services: As demand grows for data-intensive services (mobile Internet, mobile TV, mobile gaming, downloadable music, MMS, video conferencing, etc.), backhaul capacity becomes a constraining factor, representing a costly bottleneck. To handle packetized voice and data services with existing TDM backhaul networks, some mobile operators must multiply the leased lines dedicated to each cell site, thereby eroding the profitability of their services. These considerations significantly enhance the business proposition of migration to a wireless and IP-optimized wireless backhaul solution.

•	Migration to IP-based backhaul platforms: Since circuit switched (TDM) networks were designed to handle voice traffic, they are not ideal for the transmission of data-intensive services. The increased traffic of data services is causing more operators to want to upgrade to an IP-based network, and with it an IP-based backhaul solution.

•	The emergence of all-IP networks: There are several technologies that are being developed in order to upgrade existing mobile networks. These technologies, generally referred to as fourth generation or 4G, are based on IP. They include

WiMAX(Worldwide Interoperability for Microwave Access), viewed as the frontrunner, LTE (Long Term Evolution) and UMB (Ultra Mobile Broadband). Backhaul for any of these technologies will also need to be IP-based.
     The Ceragon Solution
     We offer a broad portfolio of innovative, field-proven high-capacity wireless backhaul solutions which enable wireless service providers to eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and transition to next generation IP-based networks. We also provide solutions to businesses and public institutions that operate their own private communications networks.
     Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system.
•	Indoor units convert the transmission signals from digital to intermediate or radio frequency signals and vice versa; process and manage information transmitted to and from the outdoor unit; aggregate multiple transmission signals and provide a physical interface to wireline networks.

•	Outdoor units are used to control power transmission, convert IF (intermediate frequency) signals to RF (radio frequency) signals and vice versa, and to provide an interface between antennas and indoor units. These compact, high — performance devices are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

•	Antennas are used to transmit and receive microwave radio signals from and to edge and core networks. These compact, high-performance devices are mounted on poles which are typically placed on rooftops, towers or buildings. We rely on third party vendors to supply this component.

•	End-to-End Network Management. Our network management system uses simple network management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into our customers’ existing network management systems.
     An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of three to five miles and can extend across a distance of 40 miles and more. The specific distance depends upon the customer’s requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including and indoor and outdoor unit, and all-indoor installations.

Product Portfolios
     We market all of our products under the trademark FibeAir®. These products utilize microwave radio technologies that enable our customers to optimize range and frequency efficiency, which we refer to as the modulation scheme, and to dynamically adapt to weather conditions. The diverse FibeAir product family offers products that address the complete backhaul needs of IP-based hybrid and circuit-switched networks.
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
•	CeraView® is Ceragon’s SNMP-based EMS (Element Management System) that enables the operator to perform element configuration, RF and SDH performance monitoring, remote diagnostics, alarm reports and more. CeraView integrates with different 3rd party NMS (Network Management System) platforms to provide end-to-end system management.

•	PolyView™ is Ceragon’s NMS server that includes CeraMap™, its friendly yet powerful client graphical interface. PolyView can be used to update and monitor network topology status, provide statistical and inventory reports, define end-to-end traffic trails, download software and configure elements in the network. In addition, it can integrate with Northbound NMS platforms, to provide enhanced network management.
Advantages of Ceragon’s Products:
We believe that our products offer the following competitive advantages:
•	High-Speed, High-Quality Communications. Our products enable the delivery of full-duplex, high-speed Internet access and integrated data, video and voice communications at superior transmission speeds (50-900 Mbps over licensed bands and up to 1.25 Gbps over unlicensed frequency bands). Our products deliver fiber-like transmission quality with error rates of less than one error per ten trillion bits transmitted.

•	Native IP/Fast Ethernet/Gigabit Ethernet Platform. Our IP products offer native Fast and Gigabit Ethernet wireless transmission with fiber-like quality. With what management believes is the highest available throughput on the market, this native Ethernet solution with ultra-low latency (delay) is optimized for IP-based applications including mobile backhauling, IP-DSLAM connectivity for voice over IP, Internet and video services, WiMAX backhauling and any delay-sensitive application. Our carrier-class products are upgradeable, with capacities starting from 50 to 900 Mbps. Our products deliver Gigabit Ethernet for ultra-high capacity IP connections in metropolitan rings, high-speed access connections and private networks over a dual-carrier system of up to 900 Mbps system. In addition, our products deliver two Fast Ethernet channels over a single 200 Mbps system where dynamic bandwidth allocation is used to share the overall capacity between the two Fast Ethernet channels. Each Fast Ethernet channel can provide a separate, secure connection to a business subscriber. With built-in Ethernet traffic balancing, quality of service and multi-service transport of data and voice interfaces over a single radio carrier, we substantially reduce the service provider’s costs by eliminating the need to purchase external equipment or double the links.

•	Cost Effectiveness. Our products enable operators to avoid the high costs associated with the deployment of independent fiber optic networks, including the cost of digging up streets, obtaining municipal permits and laying of fiber optic lines (which costs approximately $130,000 per mile in municipal regions). Further, our wireless products can be redeployed and reused at a negligible cost, making them ideal as a “movable” temporary solution in areas where new cable is being laid. In comparison to leased lines, our products have very low operating costs.

•	Rapid Deployment and Time to Market. Our products can deployed within hours, allowing operators to provide new services — and thereby to generate new revenues — more quickly than with wireline equipment.

•	Spectral efficiency to further increase capacity. With FibeAir platforms, traffic capacity throughput and spectral efficiency are optimized for the desired channel bandwidth. For maximum flexibility on the part of the user, channel bandwidths can be selected together with a wide range of modulations. High spectral efficiency is ensured by choosing the same bandwidth for double the capacity, via two carriers with vertical and horizontal polarizations. This feature is implemented by a built-in cross polarization interference canceller (XPIC) mechanism.

•	Optimization for high capacity and long haul. Ceragon’s innovative long-haul products were designed as a wireless networking solution for end-to-end, long-distance connectivity allowing the deployment of voice and data services for fixed and mobile backhaul networks. Our long-haul products can be installed as split-mount radio or all-indoor radio installation. Ceragon’s unique embedded space diversity with dual-receiver architecture, extremely high transmit power and IF combining algorithm guarantee superior performance and errorless transmission. For operators this means a reliable solution that can use less equipment and smaller antennas, providing substantial savings on initial investments and operating expenses.

•	Multi-Protocol Options. Our products work with the most common transmission standards used in communications networks around the world, including Ethernet, IP, SONET/SDH and ATM protocols. All solutions offer an easy migration path to next-generation platforms.

•	Variety of Frequency Bands. Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. Regulators grant licenses to operate and provide communication services in various frequency bands in each region, although in some cases, a customer may be able to operate in a band which is exempt from licensing processes. The regulated bands are allocated by government licensing authorities for high-capacity transmissions in the metropolitan area. Our products operate in the 6, 7, 8, 11, 13, 15, 18, 23, 26, 28, 29, 31, 32 and 38 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. In addition, some of our products are designed to operate in the 2.4 — 5.85 GHz and 60 GHz unlicensed frequency bands.

•	Meet Multiple Regulatory Standards. We design all our products to meet the most stringent North American and European standards.

•	Modular Architecture. Our products contain plug-in hot swappable units that can easily be replaced or exchanged in the field. This allows us to standardize our manufacturing process, while still manufacturing each product to meet the individual requirements of each service provider. It also enables service providers to easily adapt our products for use in different network environments.

•	Integrated Multiple Access Design. By replacing a module in our basic product, a service provider can allocate the transmission capacity and physical interfaces over multiple transmission lines. This unique feature substantially reduces the service provider’s costs by eliminating the need to purchase external equipment that would otherwise be needed for this purpose.

•	Scalability and Flexibility. We design our products to enable incremental deployment to meet increased service demand. This allows the service providers to take a “pay as you grow” approach, matching capital outlays with subscriber growth. As a result, our customers can establish a wireless broadband network with a relatively low initial investment, in comparison with fiber optic lines, and later expand the geographic coverage area of their networks and increase the number of points that can be served on their networks as subscriber demand increases.

•	High Reliability and Availability. We design our products to match the reliability standard required by service providers, including 99.999% (“five nines”) availability, maintaining continuous connectivity with a maximum of five minutes of downtime per year. This enables our customers to provide their subscribers with the same high availability as is offered by incumbent carriers using fiber optic networks. In addition,

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
     Customer Service and Support
     We are committed to providing high levels of service and implementation support to our customers. Our sales and network field engineering services personnel work closely with customers, system integrators and others to coordinate network design and ensure successful installation of our solutions. We are increasingly engaged in projects in which we provide the requisite installation, supervision and testing services, either directly or through subcontractors.
     We support our products with documentation and training courses tailored to our customers’ varied needs. We have the capability to remotely monitor the in-network performance of our products and to diagnose and address problems that may arise. We help our customers to integrate our network management system into their existing internal network operations control centers.

     Customers and Markets
     We began selling our products commercially during the second half of 1998. We have sold our products directly to more than 150 customers (including carriers, service providers, system integrators and distributors) in nearly 100 countries.
     Our sales to customers are based on written purchase agreements or purchase orders.
     Our principal end-user customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographical location.
     The following table summarizes the distribution of our revenues by geographic market, stated as a percentage of total revenues for the periods indicated:

Region	2004	2005	2006
	(%)	(%)	(%)
North America	30	27	26
EMEA*	40	49	38
Asia-Pacific	26	13	30
Latin America	4	11	6

*	Europe, Middle East, and Africa
     Distribution Channels
     We sell our products through a variety of channels, including direct sales, OEMs, distributors and system integrators. Our sales and marketing staff includes approximately 130 employees in 17 countries, who work together with local agents, distributors and OEMs to expand our sales.
     We are a supplier to three OEMs, which together accounted for 25% of our revenues for the year ended December 31, 2006. The largest OEM is NSN, with whom we signed an OEM agreement as of November 2005 following several years of joint sales activities. We plan to increase our efforts in the development of additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.
     The principal goal of our marketing program is to educate existing and potential customers about the capabilities and benefits of our products and solutions. We are also committed to developing and enhancing the awareness of our company and our products. Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

     Manufacturing and Assembly
     Our manufacturing process consists of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping. With the goal of streamlining all manufacturing and assembly processes, we have implemented an outsourced, just-in-time manufacturing strategy that relies on contract manufacturers to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. The use of advanced supply chain techniques has enabled us to reduce our delivery time, while simultaneously increasing our manufacturing capacity and reducing our manufacturing costs.
     We outsource the majority of our manufacturing operations to major contract manufacturers in Israel and the Philippines. Our warehouse operations are outsourced to a subcontractor in Israel. During the second half of 2006, we discontinued our manufacturing operations in Tel Aviv, Israel as part of the phase-out of our legacy FibeAir 1500 products. The raw materials for our products come primarily from the United States, Europe and Asia.
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
     We compete with a number of wireless equipment providers in the United States and other countries that vary in size and in the types of products and solutions they offer. In the area of high-capacity circuit-switched wireless network solutions, our primary competitors include Harris Stratex Networks, Inc., L.M. Ericsson Telephone Company, NEC Corporation, or NEC, and NSN. In the area of IP-based wireless solutions, our primary competitors are Dragonwave, Inc. and Harris Stratex Networks, Inc. In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, Nera Networks

AS, SIAE Microelectronica S.p.A. and ZTE Corporation, as well as other companies, offer or are developing products that compete with our products. We believe we compete favorably on the basis of:
•	product performance, reliability and functionality;

•	range and maturity of product portfolio, including the ability to provide both circuit switch and IP

•	solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

•	cost; and

•	deployment, support and technical service and experience and commitment to high quality customer service.
     Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.
     Intellectual Property
     To safeguard our proprietary technology, we generally rely on a combination of copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors, consultants and employees, each of which affords only limited protection. We have a policy which requires all of our employees to execute employment agreements which contain confidentiality provisions.
     The protective steps we have taken may be inadequate to deter misappropriation of our technology and information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Some of the countries in which we sell our products do not protect a company’s intellectual property to the same extent as the United States and Israel. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Furthermore, we may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.
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
     Tax Benefits under the 2005 Amendment
     On April 11, 2005, an amendment to the Investments Law (the “Amendment”) came into force. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, whose benefits will remain as they were on the date of such approval. However, a company that was granted benefits according to section 51 of the Investments Law (prior to the amendment) would not be allowed to choose a new tax year as a year of election (as described below) under the new amendment for a period of 3 years from the company’s previous year of commencement under the old Investment Law.
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
     In December 2006, we entered into an agreement with the OCS to conclude our R&D grant programs sponsored by the OCS. Under the agreement, we are required to repay the OCS approximately $11.9 million in outstanding grants, in semiannual installments from 2007 through 2009. We are required to continue reporting to the OCS concerning our sales every quarter. As part of each report, we are required to calculate the amount we would be obligated to pay the OCS if we paid a royalty on all our sales for such quarter. If the resulting amount is more than the amount which is one-sixth of the $11.9 million obligation, we will be required to pay the difference upon making the report. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying it may be shortened. We entered into that agreement because we believe that the accelerating, interest-bearing royalty payments stemming from growth in our revenues significantly reduced the economic benefit of participation in such grants.
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
     Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:
•	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

•	deduction over a three-year period of specified expenses incurred with the issuance and listing of shares on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel; and

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies.
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
D. Property, Plants and Equipment
     Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 44,501 square feet in Tel Aviv, Israel. The leases for this space are valid until May 2008, with an option to renew for an additional one-year period.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that appear elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.
Overview
     We are a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Our backhaul solutions use microwave technologies to transfer large amounts of network traffic between base stations and the high capacity fiber-optic infrastructure at the core of the mobile network. We design our solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH networks, next generation Ethernet/Internet Protocol, or IP-based networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. We also provide our solutions to businesses and government agencies that operate their own private communications networks. Our solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries.
     We have grown our revenues from $34.4 million for the year ended December 31, 2003 to $108.4 million for the year ended December 31, 2006, representing a 47% compound annual growth rate, or CAGR. In 2006, approximately 38% of our revenues was derived from customers in Europe, the Middle East and Africa, 30% from customers in Asia Pacific and 26% from customers in North America.
     We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. and we changed our name to Ceragon Networks Ltd. on August 22, 2000. From 1996 until the second half of 1998 when we commenced commercial sales of our product solutions, we focused our efforts on developing our wireless backhaul product offerings and technologies. We completed the initial public offering of our ordinary shares in August 2000.
Industry Trends
     Current industry trends in the market for wireless backhaul equipment present us with significant opportunities to continue to increase our revenues. At the same time market trends have placed, and will continue to place, pressure on the selling prices for our products and on our gross margins. Our objective is to continue to meet the rising demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving upon our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•	Growing Number of Global Wireless Subscribers. Growth in the number of global wireless subscribers is being driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding wireless networks and by building new networks.

•	Increasing Demand for Premium Mobile Data Services. Wireless service providers are facing increasing demand from subscribers for premium mobile data services, including Internet browsing, music and video.

•	Transition to IP-based Networks. Wireless service providers are beginning to deploy all-IP networks and upgrade their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.
We are also experiencing pressure on our sale prices as a result of several factors:
•	Increased Competition: Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, and growing competition from both start-up companies and well-capitalized telecommunication systems providers.

•	Regional Pricing Pressures: In recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the year ended December 31, 2006, 30% of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

•	Transaction Size: Competition for larger equipment orders is increasingly intense since the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

•	Increased Sales Through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2006, sales to NSN, our largest OEM, represented approximately 17% of our revenues. We anticipate that sales to OEMs will become an increasing part of our business in the future.

Although we have successfully reduced the cost of producing our equipment and continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.
     As we continue to expand our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in developing nations. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and testing services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could refuse to pay us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.
     Finally, our revenues have grown rapidly over the last several years and we cannot assure you that we will be able to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.
Certain Issues Affecting our Results of Operations
     In 2005, we wrote off excess inventory resulting from our decision to terminate a legacy product line, close our in-house production facilities and transfer production activities to our contract manufacturers. The result of the write-off in 2005 was a one-time charge to our cost of revenues of approximately $7.1 million.
     In December 2006, we entered into an agreement with the Israeli Office of the Chief Scientist, or OCS, to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we are obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. We are also required to report our sales to the OCS on a semi-annual basis until the obligation is fully paid. As part of each report, we are required to calculate the amount we would be obligated to pay to the OCS if we had paid a royalty of approximately 3% on all our sales for such period. If the resulting amount is greater than one-sixth of our $11.9 million obligation to the OCS, we will be required to pay the excess amount at the time we provide our semi-annual revenue report to the OCS. However, any such payments will be credited against the last semi-annual payment to the OCS pursuant to our agreement so that our aggregate obligation to the OCS will not be increased. We entered into this agreement because we believe that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.
Results of Operations
     Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” and the Financial Accounting Standards Board’s, or the FASB’s, Emerging Issue Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Elements.” We price our products on a per unit basis according to a price list. However, the final price to the customer may vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.
     Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, component and material costs, labor costs, estimated warranty costs, costs related to management of our supply chain, shipping and, through the end of 2006, royalties to the Israeli Government in connection with grants we received from the OCS. In addition, we pay fees to subcontractors relating to installation services with respect to our products.
Operating Expenses
     Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. Until 2007, research and development expenses were offset by grants from the OCS. We recognized such grants at the time we were entitled to them on the basis of the costs incurred and included these grants as a deduction from research and development expenses. We no longer intend to receive grants from the OCS. We believe continued investment in research and development is essential to attaining our strategic objectives.
     Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.
     General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

     Financial Income, Net.  Our financial income, net, consists primarily of interest earned on bank deposits and marketable securities, gains and losses arising from the remeasurement of monetary balance sheet items denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity and fees and commissions paid to banks.
     Taxes.  Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. As of December 31, 2006, the end of our last fiscal year, our net operating loss carry forwards amounted to approximately $81 million for Israeli tax purposes and $8 million for U.S. tax purposes.
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
     Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Revenue recognition;

•	Inventory valuation;

•	Provision for doubtful accounts; and

•	Stock-based compensation expense.

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
     Inventory valuation.  Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.
     Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2006, our allowance for doubtful accounts was $842,000 and our trade receivables were $27.4 million. Historically, our provision for doubtful accounts have been sufficient to account for our bad debts.
     Stock-based compensation expense.  On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated grant date fair values for all share-based payment awards made to employees and directors. For periods beginning in fiscal 2006, SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, under which we previously accounted for our share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).
     SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123.
     We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under that transition method, compensation cost recognized in 2006 included compensation cost for all share-based payments that were ultimately expected to vest (a) based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 for awards granted prior to, but not yet vested as of January 1, 2006, and (b) based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) for awards granted subsequent to January 1, 2006. Results for prior periods have not been restated.
     We selected the binomial option pricing model as the most appropriate fair value method for our share-option awards based on the market value of the underlying shares at the date of grant. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures and on management’s estimates.
     Share-based compensation expense recognized under SFAS 123(R) was $1.7 million for the year ended December 31, 2006.
Comparison of Period to Period Results of Operations
     The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2004	2005	2006
Revenues	100.0%	100.0%	100.0%
Cost of revenues	58.8	71.1	74.5

Gross profit	41.2	28.9	25.5

Operating expenses:
Research and development	17.8	14.5	12.3
Less: Grants and participations	4.2	2.4	1.4

Research and development, net	13.6	12.1	10.9
Selling and marketing	21.6	18.5	16.1
General and administrative	4.5	4.3	4.8
Total operating expenses	39.8	35.0	31.8

Operating income (loss)	1.5	(6.1)	(6.3)
Financial income, net	1.2	0.8	1.2
Other income	0.3	0.1	0.1

Net income (loss)	2.9	(5.2)	(5.0)

  Year ended December 31, 2005 compared to year ended December 31, 2006
     Revenues.  Revenues increased from $73.8 million for the year ended December 31, 2005 to $108.4 million for the year ended December 31, 2006, an increase of $34.6 million, or 47%. This increase was attributable primarily to increased sales of our products to our customers as well as increased sales via our OEM channels, mainly within the Asia/Pacific region. Revenues in the Asia/Pacific region increased to $32.4 million for the year December 31, 2006 as compared to $9.9 million for the year ended December 31, 2005. The increase of revenues in the Asia/Pacific region resulted primarily from the growing build-out of new cellular networks and growth in the number of mobile subscribers.
     Cost of Revenues.  Cost of revenues increased from $52.5 million for the year ended December 31, 2005 to $80.8 million for the year ended December 31, 2006, an increase of $28.3 million, or 54%. This increase was attributable to two factors: increased materials purchased in connection with our increased revenues; and a non-recurring expense of $10.4 million related to the termination of our participation in the OCS grant program. As a result of the OCS agreeing to terminate the program, we undertook to repay the OCS the amount of the outstanding grants in semiannual installments from 2007 through 2009.
     Gross Profit.  Gross profit as a percentage of revenues decreased from 29% for the year ended December 31, 2005 to 26% for the year ended December 31, 2006. The decrease resulted from:
•	the non-recurring expense which we incurred as a result of the termination of our participation in the OCS grant program;

•	increased revenues from sales to OEMs that have lower gross margins than direct sales;

•	increased revenues from sales to customers in certain Asian countries, especially India, that have lower gross margins than sales in other regions; and

•	increased revenues form larger customer orders, which typically involve volume discounts that result in lower margins.

     Research and Development Expenses, Net.  Our gross research and development expenses increased from $10.7 million for the year ended December 31, 2005 to $13.3 million for the year ended December 31, 2006, an increase of $2.6 million, or 25%. The increase in our gross research and development expenses was attributable primarily to an increase of salaries paid to our research personnel and related costs in the amount of $0.5 million and the increase of our research and development activities with subcontractors in the amount of $1.3 million. During the year ended December 31, 2006, $1.5 million in research and development grants from the OCS were credited against our research and development expenses, compared to $1.8 million during the year ended December 31, 2005. Our net research and development expenses thus increased from $9.0 million for the year ended December 31, 2005 to $11.8 million for the year ended December 31, 2006, an increase of $2.8 million, or 32%. As a percentage of revenues, research and development expenses, net decreased to 11% in 2007 compared to 12% in 2006.
     Selling and Marketing Expenses.  Selling and marketing expenses increased from $13.6 million for the year ended December 31, 2005 to $17.4 million for the year ended December 31, 2006, an increase of $3.8 million, or 28%. This increase was attributable primarily to an increase of salaries and related costs, mainly due to the hiring of additional personnel, in the amount of $1.3 million and an increase in sales and agent commissions in the amount of $1.3 million. As a percentage of revenues, selling and marketing expenses decreased to 16% in 2007 compared to 19% for 2006.
     General and Administrative Expenses.  General and administrative expenses increased from $3.2 million for the year ended December 31, 2005 to $5.2 million for the year ended December 31, 2006, an increase of $2.0 million, or 63%. This increase was attributable primarily to an increase in salaries paid to employees and related costs in the amount of $0.6 million and the recording of share-based compensation expenses as a result of adopting SFAS 123(R) in the amount of $0.8 million. As a percentage of revenues, general and administrative expenses increased to 5% in 2007 compared to 4% in 2006.
     Financial Income, Net.  Financial income, net increased from $0.6 million for the year ended December 31, 2005 to $1.3 million for the year ended December 31, 2006, an increase of $0.7 million, or 112%. This increase was attributable primarily to interest income earned on marketable securities and deposits in the amount of $0.2 million, resulting from an increase in interest rates in 2006 compared with 2005 and to net gain resulting from currency fluctuations in the amount of $0.3 million.

     Net Loss.  We recorded a net loss in 2006 of $5.5 million as compared with a net loss in 2005 of $3.8 million, primarily due to the one-time charge of $10.4 million related to the termination of our participation in the OCS grant program.
Year ended December 31, 2004 compared to year ended December 31, 2005
     Revenues. Revenues increased from $54.8 million for the year ended December 31, 2004 to $73.8 million for the year ended December 31, 2005, an increase of $19.0 million, or 34.6%. Quarterly revenues increased sequentially during 2005 from $16.8 million in the first quarter to $20.1 million in the fourth quarter. This increase was attributable, as in previous years, primarily to increased sales to cellular and fixed operators and private networks and enterprises in a growing number of countries.
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
Impact of Inflation and Currency Fluctuations
     We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in Israeli shekels and to a significantly lesser extent in Euros. Our shekel-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. Transactions and balances in currencies other than U.S. dollars are remeasured into U.S. dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from remeasurement are recorded a financial income or expense, as applicable.
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
     The following table presents information about the rate of inflation in Israel and the rate of devaluation (or in 2003, 2004 and 2006, appreciation) of the NIS against the dollar:

	Israeli inflation	NIS devaluation
Year ended December 31	rate %	(appreciation) %
2002	6.5	7.3
2003	(1.9)	(7.6)
2004	1.2	(1.6)
2005	2.4	6.8
2006	(0.1)	(8.2)
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
Liquidity and Capital Resources
     Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS.
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
     Net cash used in operating activities was approximately $4.4 million for the year ended December 31, 2006, $4.3 million for the year ended December 31, 2005 and $1.7 million for the year ended December 31, 2004. In 2006, our cash used in operating activities was affected by:
•	our net loss of $5.5 million;

•	a $12.4 million increase in trade receivables which was primarily attributable to our increased revenues; and

•	an $11.2 million increase in inventories which was primarily attributable to an increase in finished goods.

     These factors were partially offset by:
•	a $9.8 million increase in trade payables which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers; and

•	a $7.9 million increase in short- and long-term payables attributable to our termination of the OCS grant program.

     In 2005, our cash used in operating activities was affected by:
•	our net loss of $3.8 million; and

•	an $8.1 million increase in trade receivables which was mainly attributable to an increase in our revenues.

     These factors were partially offset by:
•	a $3.0 million increase in trade payables; and

•	a $2.9 million decrease in inventories mainly attributed to an inventory write off.

     Net cash provided by investing activities was approximately $2.1 million for the year ended December 31, 2006 and $2.7 million for the year ended December 31, 2005. In the year ended December 31, 2006, our cash generated from investing activities resulted from $2.5 million in proceeds from maturities of long-term bank deposits and $5.5 million in proceeds from held-to-maturity marketable securities which were partially offset by investments in short-term bank deposits in the amount of $1.4 million, investments in available-for-sale marketable securities in the amount of $3.1 million and the purchase of property and equipment in the amount of 1.4 million. In the year ended December 31, 2005, our cash generated from investing activities resulted from $9.2 million in proceeds from maturities of held-to-maturity marketable securities and $2.6 million in proceeds from short-term bank deposits which partially offset by investments in long-term bank deposits in the amount of $3.3 million, investment in available-for-sale marketable securities in the amount of $4.8 million and the purchase of property and equipment in the amount of $0.9 million.
     Net cash provided by financing activities was approximately $2.1 million for the year ended December 31, 2006 and $0.7 million for the year ended December 31, 2005. For each period, our financing activities provided cash as a result of proceeds from exercises of share options by employees.

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
Capital Expenditures
     Our capital requirements are dependent on many factors, including working capital requirements to finance our growth, the level of our gross profit and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We expect that our capital expenditures will total approximately $3.0 million in 2007. We anticipate that these capital expenditures will be primarily for the purchase of testing equipment and office equipment.
Research and Development
     We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products, with particular emphasis on equipment for emerging IP-based networks, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.
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
     Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both ASICs and RFICs, to full system integration. We leverage our research and development capabilities through the use of specialized outside design firms. Our research and development projects currently in process include improvements to our existing SONET/SDH products, extensions to our emerging IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.
Intellectual Property
     See: “Item 4. History and Development of the Company–Intellectual Property.”
Off Balance Sheet Arrangements
     We are not party to any material off-balance shield arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.
Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
		Less than 1			More than
Contractual Obligations	Total	year	1-3 years	3-5 years	5 years
Operating Lease Obligations[1]	3,203	1,514	1,337	196	156
Purchase Obligations[2]	28,854	28,854	—	—	—
Obligation to OCS	11,887	3,963	7,924	—	—
Other long-term commitment[3]	1,815	1,815	—	—	—
Total	45,759	36,146	9,261	196	156

1.	Consists of operating leases for our facilities and for vehicles.

2.	Consists of all outstanding purchase orders for our products.

3.	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2006 was approximately $4.3 million, of which approximately $2.5 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $1.8 million.
Recently Issued Accounting Standards
     In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of FASB Statement 109, “Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

     FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. We are subject to tax assessment for the tax year 2002 and all subsequent years for Israeli tax purposes. We are also subject to examination in various state jurisdictions, none of which was individually material. We adopted this new interpretation effective January 1, 2007. The adoption of FIN 48 did not have a significant impact on our consolidated financial position, results of operations or liquidity.
     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on our consolidated financial statements.
     In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, or SFAS 157. This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact that SFAS 157 will have on our consolidated financial statements.
     In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS 159. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently assessing the impact that SFAS 159 will have on our consolidated financial statements.

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

	Salaries, fees,	Pension, retirement
	commissions and	and other similar
	bonuses	benefits
All directors and senior management as a group, consisting of 17 persons	$1,680,000	$400,000
     During 2006, we granted to our directors and senior management options to purchase 262,500 ordinary shares, in the aggregate, range of exercise prices of $3.89 to $5.39 per share. The options expire 10 years after grant.
     Other than reimbursement for expenses, and the award of share options, we do not compensate our directors for serving on our board of directors. For more information, please see “ The 2003 Share Option Plan” below and Note 9 to our Consolidated Financial Statements included as Item 18 in this annual report.
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
     The board may pass a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present when the resolution is put to vote and voting thereon. According to our Articles of Association, unless otherwise unanimously decided by our board of directors, a quorum of directors is at least a majority of the directors then in office (but not less than two directors). Our board of directors may elect one director to serve as the chairman of the board to preside at the meetings of the board of directors, and may also remove such director as chairman. Minutes of the meetings are recorded and kept at our offices.

     Terms of Directors
     Our Articles of Association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting and voting thereon. In accordance with the provisions of the Companies Law, each of our external directors, as further described below, serves a three-year term, which may be extended by additional three-year terms. At the annual general meeting of shareholders in September 2004, our Articles of Association were amended to provide for a classified board of directors. The board of directors is presently divided into two classes: Class I and Class II. Each director (other than an external director), when and however elected, will be designated as a member of one of the two classes of directors. The director (other than a director elected to fill a vacancy as permitted under our Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Ms. Langer is currently our Class I director, serving for a term ending at the 2008 annual general meeting. Messrs. Zisapel and Atsmon are currently our Class II directors, serving for a term ending at the 2009 annual general meeting of the shareholders.
     If any directors are appointed by the board of directors to fill any vacancy, their appointment must be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances subject to the Companies Law. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead, provided that an external director may appoint an alternate director only for a committee of the board of directors on which the appointing external director serves, and provided further that the alternate director so appointed is an external director who has either “accounting and financial expertise” or “professional qualifications” in accordance to the qualification of the appointing external director and that such alternate director does not already serve as a member of that committee.
     As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Market, we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Marketplace Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Marketplace Rules, a majority of our directors are required to be independent and, under the Israeli Companies Law, we are required to appoint at least two external directors.
     Nasdaq Marketplace Rules permit foreign issuers to follow home country practices in lieu of certain qualitative listing requirements so long as the foreign issuer discloses that it does not follow such qualitative listing requirement and describes the home country practice followed in lieu of such requirement in its reports filed with the SEC. We have decided to follow home country practice in lieu of obtaining shareholder approval for our stock option plans. We seek shareholder approval for the adoption or amendment of share option plans only as required by our share option plans, Articles of Association and under Israeli law. Subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of share options to directors and controlling shareholders or plans that require shareholder approval for other reasons.
     Independent Directors
     The independence standard under the Nasdaq Marketplace Rules excludes, among others, any person who is a current or former (at any time during the past three years) employee of a company or its affiliates as well as the immediate family members of an executive officer (at any time during the past three years) of a company or its affiliates. Messrs. Joseph Atsmon, Yair Orgler and Avi Patir currently serve as our independent directors.
     External Directors
     Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:
•	the company;

•	any entity controlling the company at the date of such person’s appointment; or

•	any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by its control shareholder.
     The term “affiliation” includes:
•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.
     The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).
     According to regulations promulgated under the Companies Law:
•	A public company may appoint an external director to serve as director in its wholly owned and controlled subsidiaries, subject to certain conditions;

•	A person who served as an external director in a target company which was merged into the acquiring company shall not be deemed to have an affiliation with the acquiring company;

•	A person who had an affiliation with a corporation (other than the public company or other corporation under its control) which is under the control of the controlling shareholder of a public company, only in such period in which such controlling shareholder was not the controlling shareholder of the public company, shall not be deemed to have an affiliation during the two years period preceding the date of appointment;

•	A business or professional relationship shall not be deemed as an affiliation if all of the following conditions are met: (i) the relationship is negligible for both the person who is the nominee to be appointed as an external director and the company; (ii) the relationship commenced prior to such person’s appointment; (iii) the audit committee resolved, prior to the appointment, based on facts presented to it, that the condition detailed in clause (i) is fulfilled; and (iv) the existence of a business or professional relationship and the approval of the audit committee were brought to the attention of the shareholders meeting prior to the approval of the appointment.
     Yair Orgler and Avi Patir were appointed in 2006 as our external directors. Their terms began in March 2007 and will expire in March 2010.
     Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise”.
     Notwithstanding the foregoing, certain regulations promulgated under the Companies law provide that our company shall not be obligated to appoint an external director who has “accounting and financial expertise”, if another director with “accounting and financial expertise” serves on the board of directors and is deemed an independent director eligible to serve as a member of the audit committee according to the Nasdaq Marketplace Rules, and provided further, that all the external directors have “professional qualifications”. A director with “accounting and financial expertise” is a director whose education, experience and qualifications qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with professional qualifications must either (i) have an academic degree in economics, business management, accounting, law, public administration or other academic degree or high education in the company’s main field of business or which is relevant to his or her office; or (ii) have at least five years’ experience in one or more of the following: senior position in the business management of a corporation with substantial business activities, senior public servant, or other seniority in the company’s main fields of business.
     Our board of directors has determined that Prof. Orgler has the “accounting and financial expertise” required by the Companies Law, and that Mr. Patir has the required “professional qualifications.”

     No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.
     A director in a public company shall not be appointed as an external director in another public company if at the time of appointment a person who serves as a director of the other public company also serves as an external director of the first public company.
     A company may not engage an external director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an external director.
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
     The initial term of an external director is three years with respect to a company such as ours may be extended for additional three-year terms by the shareholders, if certain conditions are met. An external director can be removed from office only by the same majority of shareholders that is required to elect an external director, or by a court (if the external director ceases to meet the statutory qualifications with respect to his or her appointment, or if he or she violates his or her duty of loyalty to the company). Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one external director, except for the audit committee, which is required to include all external directors.
     In a company in which, at the date of appointment of an external director, all the directors are of the same gender, the external director to be appointed shall be of the other gender.
     Audit Committee
          Nasdaq Requirements
     Under the Nasdaq Marketplace Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. We have adopted an audit committee charter as required by the Nasdaq Marketplace Rules. The responsibilities of the audit committee under the Nasdaq Marketplace Rules include evaluating the independence of a company’s outside auditors. Currently, Messrs. Joseph Atsmon, Yair Orgler and Avi Patir serve on our audit committee, each of whom has been determined by the board to be independent. Mr. Atsmon is the chairman of the audit committee and its financial expert.

     The Nasdaq Marketplace Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. In July 2005, our board of directors determined that the independent directors would carry out these functions.
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
     The role of our audit committee is to identify irregularities in the management of our business, in consultation with the internal auditor our independent auditors, and to suggest appropriate courses of action to amend such irregularities. In addition, the approval of our audit committee is required under the Companies Law to effect certain related-party transactions.
     The composition of our audit committee satisfies both the Nasdaq Marketplace Rules and the Companies Law requirements.
Approval of Certain Transactions
     The approval of the audit committee is required (and thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders), under the Companies Law to effect specified actions and extraordinary transactions with office holders, third parties (where an office holder has a personal interest in the transaction), extraordinary transactions with controlling parties, and extraordinary transactions with a third party (where a controlling party has a personal interest in the transaction), including a private placement in which the controlling shareholder has a personal interest, or any transaction with the controlling shareholder or his relative regarding terms of service and employment. A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant and the spouse of any of the foregoing.
     In addition, the approval of the audit committee is required (and thereafter, the approval of the board of directors and of the shareholders, in that order) under the Companies Law, to effect a private placement of securities, in which either (i) 20% or more of the company’s outstanding share capital prior to the placement are offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights or (ii) a person will become a controlling shareholder of the company. A shareholder that votes on the approval of such private placement must inform the company, prior to the voting, whether such shareholder has a personal interest in the approval of such transaction; if such shareholder does not so inform the company, such shareholder’s vote on the approval of the transaction will be disregarded.
     A “controlling party” is defined in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder.
     The audit committee may not approve an action or an extraordinary transaction discussed above unless at the time of approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.
     Audit committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder of the company. In addition, any contract between the company and any of its directors relating to the service or employment of the director must be approved by the audit committee, the board of directors and, unless certain conditions specified by regulations promulgated under the Companies Law are met, the shareholders, in such order.
     Remuneration of Directors
     Directors’ remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order) except for reimbursement of reasonable expenses incurred in connection with traveling to the board of directors’ meetings. However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the audit committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is in the exact amounts set forth in the regulations. Additionally, according to other regulations promulgated under the Companies Law, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the audit committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations promulgated under the Companies Law regarding remuneration of external directors; provided however that no holder of

1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement.
     Neither we nor any of our subsidiaries has entered into a service contract with any of our current directors that provide for benefits upon termination of their service as directors.
     Option Committee
     Our option committee administers our 1996 Key Employee Share Incentive Plan, our 1997 Affiliate Employee Option Plan and our 2003 Share Option Plan. The members of the option committee are Messrs. Zisapel and Patir. The board of directors has delegated to the option committee the authority to grant options under the 1996, 1997 and 2003 option plans, and to act as the share incentive committee pursuant to those plans, provided that such grants are within the framework determined by the board.
     Dividends
     Dividends may be paid only out of accumulated retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law (the “Profit Test”), in each case provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court even if the Profit Test is not met, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash, assets, shares, debentures or debentures stock of our company or of other companies. For further information, please see “Financial Information – Dividends.”
     Internal Auditor
     Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. We have appointed Gideon Duvshani, C.P.A., as our internal auditor.
     Fiduciary Duties of Office Holders
     The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.
     The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:
•	refrain from any conflict of interest between the performance of his or her duties in the company and any other of his or her other duties or his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.
Approval of Specified Related Party Transactions under Israeli Law
     Under the Companies Law, the approval of the board of directors (and in certain cases also the preliminary approval of the audit committee) is required for all compensation arrangements of office holders who are not directors, and directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.
     The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder’s duty of loyalty (as described above) if:
•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.
     Each person listed in the table under “—Directors and Senior Management” above is considered an office holder under the Companies Law.
          Disclosure of Personal Interests of an Office Holder
     The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:
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
     Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party where the office holder has a personal interest in the transaction, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved.
     If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, generally may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.
          Disclosure of Personal Interests of a Controlling Shareholder
     Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes for this purpose a person with the ability to direct the actions of a company or a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company.
     Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:
•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy or written ballot), vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.
     With respect to the aforementioned transaction, any shareholder participating in the vote must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will not be counted.
     In accordance with regulations promulgated under the Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholders’ approval, subject to the existence of one of the following circumstances, which existence was approved by the audit committee and then by the board of directors, such circumstances exist when a contemplated transaction: (i) may involve the extension of an existing transaction that was duly approved in accordance with the provisions of the Companies Law and does not involve any significant change in the terms of the existing transaction and other related circumstances or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a framework transaction that was duly approved under the provisions of the Companies Law, such framework transaction allowing the company to execute transactions, in the ordinary course of business, of similar type, period and such other terms detailed in the framework transaction; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the company are not materially different from the terms that apply to the controlling shareholder or an entity controlled by him or her (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies under the common control of a controlling shareholder, or between a public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. Additionally, employment and compensation arrangements for an office holder that is a controlling shareholder in a public company and the purchase of an insurance policy for such controlling shareholder or its relative do not require shareholders’ approval if certain criteria are met, as approved by the audit committee and the board of directors. The foregoing exemptions from shareholders’ approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of a public company or of such company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.
     In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing his power in the company, such as shareholder votes. Further, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders’ vote, and any shareholder who, pursuant to the provisions of the Articles of Association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.
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
•	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances, provided, that such event, sum or criterion shall be detailed in the undertaking;

•	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent.
     Limitations on Insurance and Indemnification
     The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:
•	a breach by the office holder of his or her duty of loyalty, except that the company may enter into an insurance contract or indemnify an office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless it was committed only negligently;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.
     In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to an office holder who is also a controlling shareholder or a director, also by our shareholders.
     We indemnify our office holders to the fullest extent permitted under the Companies Law. We currently hold directors and officers liability insurance for the benefit of our office holders. This policy was approved by our board of directors and by our shareholders. Our Directors and Officers insurance policy for the period commencing on July 9th 2007 and ending on July 8th 2008 has been approved by our audit committee and our board of directors, and is scheduled to be approved at our Annual General Meeting which shall be held on October 25th 2007 at our offices in Israel. Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
     Mergers and Acquisitions under Israeli Law
     The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. However, with respect to companies, such as ours, which were incorporated prior to the Companies Law coming into effect, shareholders’ approval must be obtained by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. In accordance to the Companies Law, a shareholders’ meeting may resolve that a lower majority will be required for the approval of a merger, provided that such resolution is approved by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions.
     The board of directors of any merging company contemplating whether to approve a merger must determine, in light of the financial condition of the merging companies, whether in its opinion exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. If such reasonable concern exists, the board of directors will not authorize the merger.
     For purposes of the shareholders vote of each party, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders’ meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party), vote against the merger (the “dissenting shares”). If a person holds at least 25% of the voting shares or 25% of the rights to appoint directors in both merging companies, the aforementioned limitation shall apply with respect to both merging companies. If the transaction would have been approved but for the objection of the dissenting shares, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of each of the parties to the merger and the consideration offered to the shareholders.
     Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.
     A merger is not subject to shareholders’ approval (i) of the target company — if such target company is a wholly-owned subsidiary of the acquiring company; (ii) of the acquiring company – if (a) the merger does not involve an amendment to the acquiring company’s articles of association or memorandum of association, and (b) the acquiring company does not issue within the framework of the merger more than 20% of voting rights (for that matter only – any securities held by such person which may be converted or exercised into shares shall be deemed to be converted or exercised, as applicable), and (c) no person will become, as a result of any issuance of securities in the acquiring company within the framework of the merger, a controlling shareholder, and (iii) if no circumstances which enable the dissenting shareholders to deny approval of the merger (as detailed above) exist.
     Special Tender Offer. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting power in the company. This rule does not apply if there is already another holder of 25% or more of the voting power in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of 45% or more of the voting power in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of 25% or more, or 45% or more, of the voting power in the company, unless there is already a holder of 25% or more, 45% or more, respectively, of the voting power in the company), (2) was from a holder of 25% or more of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of 45% or more of the voting power in the company which resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.
     Full Tender Offer. The Companies Law also provides that if, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Companies Law provides for appraisal rights if any shareholder who was an offeree in the tender offer files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder as long as the shares are held by the acquirer.
     Regular Tender Offer. According to regulations promulgated under the Israeli Securities Law, an action of an offeror which is intended to persuade the public to sell to the offeror securities, including securities which may be converted or exercised into shares of a public company, constituting more than 5% of such registered securities, within any 6 months period, but excluding the acquisition of such securities on a stock exchange, must be made by a way of a tender offer directed to all such securities holders on equal terms.
     Any tender offer must be made by a written document and meet specific requirements set forth in the regulations promulgated under the Israeli Securities Law. However, such regulations set forth with respect to a tender offer which is subject, in addition the Israeli regulations, to the law of the foreign state in which such company’s shares have been offered to the public or are registered for trade on a stock exchange, including the rules and guidelines applicable in such stock exchange, the tender offer may be exempt from any provision of the regulations if the chairman of the Israeli Securities Authority concludes that such provision may be detriment to the tender offer and the waiver of such provision will not be detriment to a reasonable offeree.
     Israel tax law treats share-for-share acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such share-for-share swap.
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
     We and our employees are not parties to any collective bargaining agreements. However, with respect to our Israeli employees, we are subject to Israeli labor laws, regulations and collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by extension orders of the Israeli Ministry of Labor and Welfare, as are in effect from time to time with respect to our Israeli employees. These laws and regulations principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, payment for overtime, payment during reserve duty, insurance for work-related accidents, severance payments and other conditions of employment. Generally, we provide our employees with benefits and working conditions above the legally required minimums.
     Israeli law generally requires severance pay upon the retirement or death of an employee or termination without due cause. We currently fund a partial amount of the severance obligations by making monthly payments in the amount of 8.33% of an employee’s monthly wages to approved pension funds or insurance policies.
     Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for mandatory health insurance. The total payments to the National Insurance Institute are equal to approximately 17.68% of an employee’s salary (up to a maximum amount), of which the employee contributes approximately 12.00% and the employer contributes approximately 5.68% of the salary.

     Substantially all of our employment agreements include employees’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non- competition undertakings is rather limited under Israeli law.
     Our employees are covered by a “managers insurance”, which provides life and pension insurance coverage with customary benefits to employees, including retirement and severance benefits. We contribute 13.33% of the employee’s base salary (which includes a severance amount) to “managers insurance” fund and the employees contribute 5.00% of their base salary to such funds. In addition, our employees are entitled to an “advanced education fund”. We contribute 7.50% of the employees’ base salary and the employees contribute 2.50% of their base salary to such fund.
     Our employees are not represented by a labor union. To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.
     The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.
Share Ownership
     The following table sets forth certain information regarding the ordinary shares owned, and share options held, by our directors and senior management as of March 31, 2007. The percentage of outstanding ordinary shares is based on 27,851,229 ordinary shares outstanding as of March 31, 2007.

		Percentage of		Range of
		Outstanding	Number of	Exercise Prices
	Number of	Ordinary	Share Options	per Share of
Name	Ordinary Shares	Shares	Held(1)	Share Options
Zohar Zisapel	3,080,220	11.1	340,000	$2.00-$11.75
Ira Palti	0	0	800,000	$4.49-$5.47
All directors and senior management as a group, consisting of 12 people (2)	3,085,072	11.1	2,652,400	$1.15-$13.00

(1)	Each share option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(2)	Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 31, 2007 (including options held by each such person and which are vested or shall become vested within 60 days of March 31, 2007) and have therefore not been separately disclosed.
Share Option Plans
     1996 Key Employee Share Incentive Plan
     In August 1996, we adopted our Key Employee Share Incentive Plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group were eligible to participate in the plan. The option committee of our board of directors administers the plan as the share incentive committee under the plan. No options may be granted to any person serving on the option committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of May 31, 2007:

Ordinary shares reserved		Weighted average
for option grants	Options outstanding	exercise price
588,650	588,650	$ 6.38
     Affiliate Employees Option Plan
     In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of February 2003 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before February 2003 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the 1996 key employee share incentive plan. The option committee of our board of directors administers the plan. Our employees, directors and officers, and consultants of our company, its subsidiaries and its RAD-BYNET affiliates, were eligible to participate in the plan. No options may be granted to any person serving on the option committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of May 31, 2007:

Ordinary shares reserved		Weighted average
for option grants	Options outstanding	exercise price
656,001	656,001	$ 4.76
     In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the 1996 Key Employee Share Incentive Plan and the Affiliate Employees Option Plan for grants pursuant to the 2003 Share Option Plan.
     The 2003 Share Option Plan
     In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that were introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by the

U.S. Tax Code. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The option committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The option committee has an authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following table presents option grant information for this plan as of May 31, 2007.

Cumulative Ordinary	Remaining Reserved
Shares Reserved for	Shares Available for	Options	Weighted Average
Option Grants	Options Grants	Outstanding	Exercise Price
11,728,537	154,313	4,041,533	$ 4.76
The following table presents certain option grant information concerning the distribution of options (granted under all three plans of the Company) among directors and employees of the Company:

	Options outstanding	Unvested Options
Directors and senior management	1,746,875	1,161,125

All other grantees	3,539,309	1,368,674
     Amendment
     Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth share ownership information as of March 31, 2007 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.
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
     Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

		Percentage of
	Number of	Outstanding
Name	Ordinary Shares	Ordinary Shares[1]
Zohar Zisapel (2)	3,420,220	12.1%
Yehuda Zisapel (2)	2,838,000	10.2%
HarbourVest International Private Equity Partners III — Direct Fund, L.P.(3)	1,409,175	5.1%

(1)	Based on 27,851,229 ordinary shares issued and outstanding as of March 31, 2007.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

(3)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.
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

AB-NET Communications Ltd.	Packetlight Networks Ltd.	RADVision Ltd.
BYNET Data Communications Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADWARE Ltd.
BYNET Electronics Ltd	RADCOM Ltd.	RADWIN Ltd.
BYNET SEMECH (Outsourcing) Ltd.	RAD Data Communications Ltd. and its subsidiaries	RIT Technologies Ltd.
BYNET Systems Applications Ltd.	RADLive Ltd.	SANRAD Inc.
Channellot Ltd.		SILICOM Ltd.
Commex Technologies Inc.		WISAIR Inc.
     The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.
     Mr. Atsmon, one of our directors, also serves as a director of RADVision Ltd., another company in the RAD-BYNET group.
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
Lease Arrangements

     We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility is approximately 40,000 square feet in size. The lease for this facility is valid until May 2008. Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel. This facility is approximately 5,100 square feet in size. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $400 thousand in 2006.
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
     Under the agreement, each of these shareholder groups had the right to make a single demand for the registration of their ordinary shares outstanding at the time of the initial public offering. The last expiry of these demand registration rights occurred during 2005. In addition, each of these shareholders has the right to have its ordinary shares included in certain of our registration statements.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     The annual financial statements required by this item are found at the end of this Annual Report, beginning on Page F-1.
Export Sales
     In 2006, 97% of our sales were to customers located outside of Israel.

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

ITEM 9. THE OFFER AND LISTING
Offer and Listing Details
     Our ordinary shares have been listed on the Nasdaq Global Market, or Nasdaq, since August 4, 2000 and on the Tel Aviv Stock Exchange, or TASE, since September 12, 2004, both under the symbol “CRNT.”
     The table below sets forth for the periods indicated the high and low prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low
2002 (Annual)	$4.80	$0.88

2003 (Annual)	7.55	1.00

2004 (Annual)	8.74	3.70

2005 (Annual)	6.77	3.40

2006 (Annual)	5.74	3.87

2005
First Quarter	6.77	4.76
Second Quarter	5.46	4.10
Third Quarter	5.12	4.30
Fourth Quarter	4.80	3.40

2006
First Quarter	5.19	3.87
Second Quarter	5.59	4.10
Third Quarter	4.72	3.96
Fourth Quarter	5.74	4.20

2007
First Quarter	6.33	5.11
Second Quarter (through May 31)	9.64	5.55
The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	Ordinary Shares
	High	Low
December 2006	$5.55	$4.97
January 2007	6.33	5.30
February 2007	6.27	5.28
March 2007	5.77	5.11
April 2007	7.19	5.55
May 2007	9.64	6.72

     The table below sets forth for the periods indicated the high and low market prices for our ordinary shares on the TASE from the inception of trading in September 2004. The translation from NIS into U.S. dollars for the applicable period in the following two tables is based on the New York Composite Rate, as published by Bloomberg.

	High	Low
2004 (4 months)	$6.36	$4.35

2005 (Annual)	6.67	3.46

2006 (Annual)	5.70	3.79

2005
First Quarter	6.69	4.86
Second Quarter	5.26	4.27
Third Quarter	5.07	4.29
Fourth Quarter	4.79	3.43

2006
First Quarter	5.08	3.72
Second Quarter	5.80	4.18
Third Quarter	5.03	3.71
Fourth Quarter	5.75	4.19

2007
First Quarter	6.35	5.12
Second Quarter (through May 31)	9.24	5.56
The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low
December 2006	$5.45	$4.94
January 2007	6.31	5.33
February 2007	6.35	5.26
March 2007	5.61	5.12
April 2007	6.81	5.56
May 2007	9.24	6.72
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
Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares
     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or share dividends, income tax is withheld at source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As stated earlier, dividends of income generated by an approved enterprise are subject to withholding tax at a rate of 15%.

Dividends not generated by an approved enterprise (or Benefited Enterprise)
U.S. company holding 10% or more of our
issued voting power during the part of the tax
Dividends generated by	year which precedes the date of payment of the
an approved enterprise	dividend and during the whole of its prior tax
(or Benefited Enterprise)	year	Other non-resident
15%	12.5%	20%-25%
U.S. Federal Income Tax Considerations
     Subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that owns our ordinary shares as a capital asset (generally, for investment). A U.S. holder is a holder of our ordinary shares that is for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any political subdivision thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.
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
     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:
•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are grantor trusts;

•	are certain former citizens or long-term residents of the United States;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	acquired their ordinary shares upon the exercise of employee share options or otherwise as compensation;

•	are real estate investment trusts or regulated investment companies;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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
     Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Subject to the holding period and risk-of-loss requirements discussed below, dividends paid by a foreign corporation that is not a passive foreign investment company (as discussed below) will be qualified dividend income if the share with respect to which the dividend is paid is readily tradable on an established securities market in the United States such as the Nasdaq Global Market. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     Amendment to Articles

     In November 2006, our shareholders approved amendments to our Articles of Association, as follows:
•	Article 39 was amended by adding new subsection (f) to allow the term of a director (external or otherwise) to commence following the election of such director by shareholder resolution;

•	Articles 20 (record date for general meetings), 25 (notice of general meetings), 33 (form of proxy), 34 (effect of death of appointor) and 69 (notices) were amended to take into account new regulations promulgated under the Israeli Companies Law concerning notice of general meetings and shareholder proxies and to simplify the Company’s compliance with them;

•	Articles 39(d) (election of directors), 43 (remuneration of directors) and 52 (deletion of requirement that shareholders approve the final dividend) were amended to take account of changes in the Israeli Companies Law and to make other minor corrections and changes associated therewith.
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

	Year Ended December 31,
	2005		2006
Services Rendered	Fees	Percentages	Fees	Percentages
Audit (1)	$75,000	68	$75,235	78
Audit-related (2)	20,000	18	11,780	12
Tax (3)	15,000	14	10,000	10

	$110,000	100	$97,015	100

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning and advice.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not Applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-35 hereof.
ITEM 19. EXHIBITS

1.1	Memorandum of Association (English translation accompanied by Hebrew original)*

1.2	Articles of Association, as amended November 23, 2006*

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)*

8.1	List of Subsidiaries*

10.1	Consent of Independent Registered Public Accounting Firm*

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed.

'

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.
CERAGON NETWORKS LTD.

By: /s/ Ira Palti Ira Palti
President and Chief Executive Officer

Date: October 26, 2007

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

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 27, 2007	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$10,315	$10,170
Short-term bank deposits		3,917	5,364
Short-term marketable securities	3	5,654	6,578
Trade receivables (net of allowance for doubtful accounts of $518 and $842 at December 31, 2005 and 2006, respectively)		15,079	27,433
Other accounts receivable and prepaid expenses	4	5,141	6,925
Inventories	5	16,144	27,311

Total current assets		56,250	83,781

LONG-TERM ASSETS:
Long-term bank deposits		5,322	2,873
Long-term marketable securities	3	7,814	4,500
Severance pay fund		2,142	2,537

Total long-term assets		15,278	9,910

PROPERTY AND EQUIPMENT, NET	6	2,464	2,660

Total assets		$73,992	$96,351

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2005	2006
LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables		$12,382	$22,147
Deferred revenues		3,456	3,739
Other accounts payable and accrued expenses	7	5,541	10,627

Total current liabilities		21,379	36,513

LONG TERM LIABILITIES
Accrued severance pay		3,424	4,352
Other payables	8a	—	7,925

Total long-term liabilities		3,424	12,277

COMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS’ EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 40,000,000 shares at December 31, 2005 and 2006; Issued and outstanding: 26,335,003 and 27,436,090 shares at December 31, 2005 and 2006, respectively		65	68
Additional paid-in capital		177,338	181,128
Deferred share compensation		(26)	—
Accumulated other comprehensive income		51	64
Accumulated deficit		(128,239)	(133,699)

Total shareholders’ equity		49,189	47,561

Total liabilities and shareholders’ equity		$73,992	$96,351

     The accompanying notes are an integral part of the consolidated financial statements

June 27, 2007	/s/ Naftali Idan	/s/ Ira Palti

Date of approval of the financial statements	Naftali Idan Executive Vice President and Chief Financial Officer	Ira Palti President and Chief Executive Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2004	2005	2006
Revenues	11a	$54,831	$73,777	$108,415
Cost of revenues		32,227	52,487	80,776

Gross Profit		22,604	21,290	27,639

Operating expenses:
Research and development		9,772	10,713	13,336
Less – grants and participations		2,293	1,752	1,543

Research and development, net		7,479	8,961	11,793
Selling and marketing		11,841	13,629	17,420
General and administrative		2,485	3,200	5,217

Total operating expenses		21,805	25,790	34,430

Operating income (loss)		799	(4,500)	(6,791)
Financial income, net	11b	674	607	1,284
Other income		141	66	47

Net income (loss)		$1,614	$(3,827)	$(5,460)

Net earnings (loss) per share:
Basic and diluted net earnings (loss) per Ordinary share	11c	$0.06	$(0.15)	$(0.20)

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional	Deferred	other		Total other	Total
	Ordinary	Share	paid-in	share	comprehensive	Accumulated	comprehensives	shareholders’
	shares	capital	capital	compensation	income	Deficit	income (loss)	equity
Balance as of January 1, 2004	24,675,313	$61	$175,043	$(395)	$—	$(126,026)		$48,683

Exercise of share options	1,178,108	3	1,451	—	—	—		1,454
Deferred share compensation	—	—	60	(60)	—	—		—
Reversal of deferred share
Compensation Related to forfeited options	—	—	(8)	8	—	—		—
Amortization of deferred share compensation	—	—	—	374	—	—		374
Comprehensive income:
Income tax benefit derived from exercise of employee share options*)	—	—	—	—	—	—	$—	—
Unrealized gain from hedging activities	—	—	—	—	62	—	62	62
Net income	—	—	—	—	—	1,614	1,614	1,614

Total comprehensive income							$1,676

Balance as of December 31, 2004	25,853,421	64	176,546	(73)	62	(124,412)		52,187

Exercise of share options	481,582	1	677	—	—	—		678
Amortization of share compensation related to accelerated options	—	—	115	—	—	—		115
Amortization of deferred share compensation	—	—	—	47	—	—		47
Comprehensive loss:
Income tax benefit derived from exercise of employee share options*)	—	—	—	—	—	—	$—	—
Unrealized loss from hedging activities	—	—	—	—	(11)	—	(11)	(11)
Net loss	—	—	—	—	—	(3,827)	(3,827)	(3,827)

Total comprehensive loss							$(3,838)

Balance as of December 31, 2005	26,335,003	65	177,338	(26)	51	(128,239)		49,189

Exercise of share options	1,101.087	3	2,104	—	—	—		2,107
Reversal of deferred share compensation upon adoption of SFAS 123(R)	—	—	(26)	26	—	—		—
Share-based compensation expense	—	—	1,712	—	—	—	—	1,712
Comprehensive loss:
Income tax benefit derived from exercise of employee share options *)	—	—	—	—	—	—	$—	—
Unrealized loss from hedging activities	—	—	—	—	13	—	13	13
Net loss	—	—	—	—	—	(5,460)	(5,460)	(5,460)
							$(5,447)

Balance as of December 31, 2006	27,436,090	$68	$181,128	$—	$64	$(133,699)		$47,561

*)	The income tax benefit for the years ended December 31, 2004, 2005 and 2006 was $1,784, $168 and $524, respectively, for which a full valuation allowance was provided (see also Note 10e).
The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:

Net income (loss)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:	$1,614	$(3,827)	$(5,460)
Depreciation	833	972	1,194
Share-based compensation expense	374	162	1,712
Gain from sale of property and equipment	(4)	(2)	(45)
Accrued severance pay, net	252	243	533
Decrease (increase) in accrued interest on bank deposits	20	(42)	(89)
Interest accrued and amortization of premium on held-to-maturity marketable securities	298	269	37
Increase in trade receivables, net	(1,883)	(8,140)	(12,354)
Increase in other accounts receivable and prepaid expenses	(1,631)	(717)	(1,771)
Decrease (increase) in inventories	(7,980)	2,939	(11,167)
Decrease (increase) in long-term receivables	(240)	390	—
Increase in trade payables	3,686	3,034	9,765
Increase in deferred revenues	1,256	342	283
Increase in other accounts payable and accrued expenses	1,702	65	5,086
Increase in other long-term payables	—	—	7,925

Net cash used in operating activities	(1,703)	(4,312)	(4,351)

Cash flows from investing activities:

Purchase or property and equipment	(711)	(938)	(1,393)
Proceeds from sale of property and equipment	33	20	48
Short-term bank deposits, net	6,998	2,563	(1,424)
Investment in long-term bank deposits	(3,413)	(3,336)	2,515
Investment in held-to-maturity marketable securities	(9,420)	(4,770)	(3,116)
Proceeds from maturities of held-to-maturity marketable securities	10,689	9,176	5,469

Net cash provided by investing activities	4,176	2,715	2,099

Cash flows from financing activities:

Proceeds from exercise of share options	1,454	678	2,107

Net cash provided by financing activities	1,454	678	2,107

Increase (decrease) in cash and cash equivalents	3,927	(919)	(145)
Cash and cash equivalents at the beginning of the year	7,307	11,234	10,315

Cash and cash equivalents at the end of the year	$11,234	$10,315	$10,170

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

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to a general reserve and specific receivables, of which the collection may be doubtful.

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for
doubtful
accounts
Balance as of January 1, 2004	$500
Provision, net of recoveries	75
Write-off	—

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Allowance for
doubtful
accounts
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

q.	Accounting for share-based compensation:

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

The pro-forma table below reflects the Company’s share-based compensation expense, net income (loss) and basic and diluted net earnings (loss) per share for the years ended December 31, 2004 and 2005, had the Company applied fair value recognition provision of SFAS 123, as follows:

	Year ended December 31,
	2004	2005
Net income (loss) as reported	$1,614	$(3,827)
Add: share-based compensation expenses included in the reported net income (loss) under APB 25	374	162

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2005
Deduct: share-based compensation expenses determined under fair value based method for all awards	(3,414)	(1,884)

Pro forma net loss	$(1,426)	$(5,549)

Net earnings (loss) per share

Basic and diluted net loss per share — pro forma	$(0.06)	$(0.21)

Basic and diluted net earnings (loss) per share- as reported	$0.06	$(0.15)

In 2004, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions: Expected dividend yield of 0%, expected volatility of 53.4%, risk-free interest rate of 3.36% and expected life of 2.5 years.
Beginning January 1, 2005, the Company adopted the Binomial Model for options granted thereafter, with the following weighted-average assumptions for 2005: risk-free interest rates of 3.36%-5.13% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 36.06%-61.73% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2005 based on actual historical data. Based on the assumptions used, the weighted average expected term of the share options granted in 2005 is 5 years.
The Company estimates the fair value of share options granted under SFAS No. 123R using the Binominal model with the following weighted-average assumptions for 2006: risk-free interest rates of 4.28%-5.41% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 35.07%-53.19% based upon actual historical share price movements over the most recent periods ending on the date of grant equal to the expected option term and early exercise multiples of 2.36 and 3.10 in 2006 based on actual historical data. Based on the assumptions used, the weighted average expected term of the share options granted in 2006 is 5.2 years.
The Company believes that the Binomial method of share-based valuation is preferable, as it takes into account the use of dynamic assumptions and is more likely to produce a better estimate of fair value.
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
The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the year ended December 31, 2006, was comprised as follows:

Year ended
December 31,
2006
Cost of revenues	$164
Research and development, net	310
Selling and marketing	471
General and administrative	767

Total share-based compensation expenses	$1,712

Effect of share-based compensation expenses, on basic and diluted loss per Ordinary share	$0.06

r.	Severance pay:

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

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains gand losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently assessing the impact that SFAS 159 will have on its consolidated financial statements.
NOTE 3: – MARKETABLE SECURITIES
The following is a summary of held-to-maturity securities:

	December 31,
	2005				2006
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair market	Amortized	unrealized	unrealized	fair market
	cost	gains	losses	value	cost	gains	losses	value
Held-to-maturity:	$9,252	$—	$(189)	$9,063	$4,788	$—	$400	$5,188
U.S. government and agencies debts	4,216	—	(121)	4,095	6,290	—	(642)	5,648
Corporate debentures	$13,468	$—	$(310)	$13,158	$11,078	$—	$(242)	$10,836

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
Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2006 are:

	Amortized	Estimated fair market
	cost	value

Held-to-maturity
2007 (short-term marketable securities)	$6,578	$6,383
2008	4,032	3,992
2009	468	461

	$11,078	$10,836

NOTE 4: – OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006
Government authorities	$1,259	$1,661
Prepaid expenses	784	1,213
Receivables related to unrecognized sold inventory	2,148	3,892
Others	950	159

	$5,141	$6,925

NOTE 5: – INVENTORIES

	December 31,
	2005	2006
Raw materials	$4,126	$6,573
Work in progress	4,289	2,257
Finished products	7,729	18,481

	$16,144	$27,311

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

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2006, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total
2007	$671	$843	$1,514
2008	228	612	840
2009	134	177	311
2010	116	70	186
2011 and thereafter	352	—	352

	$1,501	$1,702	$3,203

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 9: – SHAREHOLDERS’ EQUITY
The Ordinary shares of the Company are traded on NASDAQ National Market and on the Tel Aviv Stock Exchange, under the symbol CRNT.

e.	General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

f.	Share options plans:
1.	Under the Company’s 1996 Key Employee Share Incentive Plan, the 1997 Affiliate Employees Share Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire ten years from the date of grant.
The Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002, and under the Affiliate Employees Stock Option Plan in February 2003, in light of the adoption of the 2003 Plan, although options granted under the Plans before those dates are still valid, subject to the Plans.
2.	Pursuant to its share option plans, the Company reserved for issuance 12,973,188 Ordinary shares. As of December 31, 2006, the Company still has 290,112 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.
The following is a summary of the Company’s share options granted among the various plans:

	Year ended December 31, 2006
		Weighted	Weighted average
		average	remaining
	Number	exercise	contractual term	Aggregate intrinsic
	of options	price	(in years)	value
Outstanding at beginning of year	7,273,364	$4.17
Granted	769,000	$4.77
Exercised	(1,101,087)	$1.92

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2006
		Weighted	Weighted average
		average	remaining
	Number	exercise	contractual term	Aggregate intrinsic
	of options	price	(in years)	value
Forfeited	(412,492)	$5.56

Outstanding at end of the year	6,528,785	$4.53	6.70	$9,233

Options exercisable at end of the year	4,030,928	$4.47	5.69	$7,062

Vested and expected to vest	6,065,617	4.53	6.70	$8,578

All of the Company’s options (except for the options noted below) were granted at exercise prices which were equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2004, 2005 and 2006 were $ 6.81, $ 5.58 and $ 6.08.
The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is impact by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the year ended December 31, 2006 was $ 3,905. As of December 31, 2006, there was $ 1,670 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s share option plans. That cost is expected to be recognized over a weighted-average period of one year.
In September 2004, the Company granted 85,000 options at an exercise price below market value at a fair value of $ 1.36.
During the third quarter of 2005, the Company accelerated 104,791 options and recorded $ 115 as of share-based compensation accordingly.
As of the years ended December 31, 2004, 2005 and 2006, the Company recorded compensation expenses of $ 374, $ 162 and $ 1,712, respectively.
g.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.
NOTE 10: – TAXES ON INCOME

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
h.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes.

i.	Reduction in Israeli tax rates:

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

j.	Measurement of taxable income:

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

k.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

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
On April 11, 2005, an amendment to the Capital Investments Law came into effect (“the Amendment”) and has significantly changed the provisions of the Capital Investments Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.
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
The Company has had no taxable income since inception.
l.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006
Deferred tax assets:
Net operating loss carryforward	$22,299	$28,024
Temporary differences relating to reserve and allowances	2,680	1,054

Total net deferred tax asset before valuation allowance	24,979	29,078
Valuation allowance	(24,979)	(29,078)

Net deferred tax asset	$—	$—

*)	Including deferred taxes on losses for Israeli income tax purposes as of December 31, 2005 and 2006, derived from the exercise of employee share options in the amount of $ 4,049 and $ 4,573, respectively. The benefit derived from the exercise of employee share options was not

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

m.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2005 and 2006, in the amount of approximately $ 77,200 and $78,800, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.
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

n.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2004	2005	2006
Domestic	$2,016	$(2,067)	$(2,000)
Foreign	(402)	(1,760)	(3,460)

	$1,614	$(3,827)	$(5,460)

o.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2005	2006
Pre-tax income (loss) as reported in the consolidated statements of operations	$1,614	$(3,827)	$(5,460)

Statutory tax rate	35%	34%	31%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$565	$(1,301)	$(1,693)
Non-deductible expenses	75	78	132
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(364)	1,115	1,078
Tax adjustment due to Approved Enterprise’s different tax rate	(202)	186	120
Other	(74)	(78)	363

Actual tax expense	$—	$—	$—

NOTE 11: – GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF OPERATIONS DATA
p.	Segments, customers and geographical information:

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

Major customer data as a percentage of total revenues:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2005	2006
Customer A	14	*)-	*)-
Customer B	14	*)-	17
Customer C	*)-	13	*)-

*)	Less than 10% of total revenues.
q.	Financial income, net:

	Year ended December 31,
	2004	2005	2006
Financial income:
Interest on marketable securities and bank deposits	$714	$814	$1,044
Foreign currency translation differences	155	—	311

	869	814	1,355

Financial expenses:
Bank commissions	(195)	(172)	(71)
Foreign currency translation differences	—	(35)	—

	(195)	(207)	(71)
	$674	$607	$1,284

r.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2005		2006
Numerator:
Numerator for basic and diluted net earnings (loss) per share- income (loss) available to shareholders of Ordinary shares	$1,614	$(3,827)		$(5,460)

Denominator:
Denominator for basic net earnings (loss) per share – weighted average number of Ordinary shares	25,066,937	26,137,121		26,728,053

Effect of dilutive securities:
Employee share options	3,002,907	*	) -	*	) -

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2005	2006
Denominator for diluted net earnings (loss) per share – adjusted weighted average number of shares	28,069,844	26,137,121	26,728,053

*)	Antidilutive.
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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2004	2005	2006
Selling and marketing expenses	$291	$356	$184
General and administrative expenses	$142	$160	$43
Balances with related parties:

	December 31,
	2005	2006
Trade payables, other accounts payable and accrued expenses	$60	$62