Form 20-F
period 2007-12-31
CERAGON NETWORKS LTD
filed 2008-03-26
CIK 1119769

As filed with the Securities and Exchange Commission on March 26, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Norman Kotler, (+972) 3-645-5733(tel.), (+972) 3-645-5499 (fax), 24 Raoul Wallenberg Street, Tel Aviv 69719,
Israel

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange of Which Registered
Ordinary Shares, Par Value NIS 0.01	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,918,196 Ordinary Shares, NIS 0.01 par value.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

—	references to “Ceragon,” the “Company,” “us,” “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

—	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

—	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

—	references to “shekels“ and “NIS” are to New Israeli Shekels, the Israeli currency;

—	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999; and

—	references to the “SEC” are to the United States Securities and Exchange Commission.

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

        Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe” or other similar expressions, but are not the only way these statements are identified. These statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information. When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material. Forward-looking statements may be found in Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” and in this annual report generally. Our actual results could differ materially from those anticipated in these statements as a result of various factors, including all the risks discussed in “Risk Factors” and other cautionary statements in this annual report. All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

        The selected financial data set forth in the following table are derived from our consolidated financial statements, which were prepared in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and cover each of the years in the five-year period ended December 31, 2007. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	2003	2004	2005[1]	2006	2007
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$34,421	$54,831	$73,777	$108,415	$161,888
Cost of revenues [2,3]	20,755	32,227	52,487	80,776	103,406

Gross profit	13,666	22,604	21,290	27,639	58,482

Operating expenses:
Research and development	9,346	9,772	10,713	13,336	15,457
Less: grants and participations	1,976	2,293	1,752	1,543	--

Research and development, net	7,370	7,479	8,961	11,793	15,457
Selling and marketing	9,967	11,841	13,629	17,420	25,344
General and administrative	2,482	2,485	3,134	5,170	5,277
Restructuring and non-recurring
income	(704)	--	--	--	--
Expense in respect of settlement
reserve	--	--	--	--	450

Total operating expenses	19,115	21,805	25,724	34,383	46,528

Operating income (loss)	(5,449)	799	(4,434)	(6,744)	11,954
Financing income, net	1,159	674	607	1,284	1,182
Other financial expenses - non-cash
charge relating to puttable warrant	(3,432)	--	--	--	--
Other income	--	141	--	--	--

Net income (loss)	(7,722)	1,614	(3,827)	(5,460)	13,136

Basic net earnings (loss) per share	$(0.33)	$0.06	$(0.15)	$(0.20)	$0.44

Diluted net earnings (loss) per share	$(0.33)	$0.06	$(0.15)	$(0.20)	$0.41

Weighted average number of shares
used in computing basic earnings
(loss) per share	23,063,160	25,066,937	26,137,121	26,728,053	29,692,670

Weighted average number of shares
used in computing diluted earnings
(loss) per share[4]	23,063,160	28,069,844	26,137,121	26,728,053	32,101,394

(1)	The deferred stock-based compensation expenses presented for the years 2003-2005 in a separate line item were reclassified in the relevant expense line.

(2)	In 2005, the amount includes $7,082 related to a write-off of inventories and $390 related to long-term receivables.

(3)	In 2006, the amount includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.

(4)	Except for 2004 and 2007, all outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,
	2003	2004	2005	2006	2007
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short and
long term bank deposits, short and long
term marketable securities	$39,046	$37,801	$33,022	$29,485	$121,741
Working capital	30,481	38,827	34,871	47,268	132,420
Total assets	62,428	73,111	73,992	96,351	217,640
Total long term liabilities	2,451	2,986	3,424	12,277	9,936
Shareholders' equity	48,683	52,187	49,189	47,561	160,894

Risk Factors

        The following risk factors, among others, could affect our actual results of operations and cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. You should carefully consider the risks described below, in addition to the other information contained elsewhere in this annual report. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operations could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occur. In that event, the market price for our ordinary shares could decline.

Risks Relating to Our Business

We have a history of operating and net losses. We may not operate profitably in the future.

        We have incurred operating and net losses in every fiscal year from our inception, other than 2004 and 2007, and we may incur losses in the future. For the years ended 2003, 2005 and 2006, we reported net losses of $7.7 million, $3.8 million and $5.5 million, respectively. As of December 31, 2007, our accumulated deficit was $120.6 million. While we achieved net income of approximately $13.1 million in the year ended December 31, 2007, we cannot assure you that we will operate profitably in the future or that our profitability will not decline. If we do not sustain our profitability, our share price could decline and the viability of our company will be in question.

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

        Also, in recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the year ended December 31, 2007, 42% of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

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

        The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. In the area of high-capacity circuit-switched wireless network solutions, our primary competitors include Harris Stratex Networks, Inc., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In the area of IP-based wireless solutions, our primary competitors are Dragonwave, Inc. and Harris Stratex Networks, Inc. In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, as well as other companies, offer or are developing products that compete with our products.

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

        Some of the disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include:

—	Extreme Weather Conditions: wireless backhaul solutions may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes; and

—	Line-of-Sight Limitations: wireless backhaul solutions generally require a direct line-of-sight between antennas. Consequently, service providers often install these solutions on wireless antenna towers, rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof or other property rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation costs. Some base stations cannot be linked by line-of-sight solutions.

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

        We market and sell our products to customers increasingly through three OEMs who integrate our solutions into their product offerings. We anticipate that sales to our three OEMs will constitute an increasing portion our business in the future. For the year ended December 31, 2007, sales to NSN, our largest OEM, represented approximately 10.0% of our revenues.

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

        As of November 2005, we entered into an OEM Purchase and Distribution Agreement, which we refer to as the Nokia OEM Agreement, with Nokia Corporation. Under the Nokia OEM Agreement, Nokia agreed to include our products with its microwave radio product portfolio as Nokia PowerHopper Vario to provide complete wireless transmission networking solutions. After the creation of NSN by Nokia and Siemens in mid-2006, Nokia assigned the Nokia OEM Agreement to NSN. During 2007, sales to NSN accounted for approximately 10% of our revenues. Siemens has products and capabilities to develop products that compete with some of ours, and we cannot assure you that NSN will continue to make substantial purchases of our products under the Nokia OEM Agreement. These purchasing decisions can be made by NSN on a regional basis, product basis or customer basis. If NSN decides to promote Siemens’ current or future products rather than ours, NSN could become a competitor of ours in addition to, or instead of, being a strategic partner, which could decrease our sales to NSN and significantly reduce our revenues.

We cannot assure you that we will be able to sustain our recent revenue growth rate which may reduce our share price.

        Our revenues have grown rapidly over the last several years. Our revenues for the years ended December 31, 2005, 2006 and 2007 were $73.8 million, $108.4 million and $161.9 million, respectively. We cannot assure you that we will be able to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company.

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

        Our revenues grew from $54.8 million in 2004 to $161.9 million in 2007. The number of products manufactured by us through our contract manufacturers in these periods has grown significantly as well. If our growth continues at similar rates, we may face difficulties in managing such growth. Our success in handling rapid growth will depend on our ability to:

—	manufacture (through our contract manufacturers) and deliver our products to our customers in a timely manner;

—	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

—	control inventories of components ordered by our contract manufacturers required to meet actual demand;

—	streamline and automate processes in order to manufacture, ship and deliver on time larger quantities of equipment than in previous years;

—	reduce the costs of manufacturing our products; and

—	balance the need to hire and train new employees with the need to minimize costs.

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

        Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier or on a limited number of suppliers subjects us to the following risks:

—	The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers which could result in penalties and/or cancellation of orders for our products.

—	The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, our contract manufacturers or we may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins.

—	The component suppliers may increase component prices significantly at any time and with immediate effect, particularly if demand for certain components increases dramatically in the global market. These price increases would increase component procurement costs and could significantly reduce our gross margins and profitability.

Our ability to grow depends on acceptance by our customers of IP-based solutions and our ability to develop and introduce IP-based products.

        The market for IP-based backhaul equipment for mobile networks is just beginning to evolve. Our future success depends in part on the acceptance by customers of IP-based networks, IP-based or hybrid backhaul solutions and IP-based or hybrid products that we are developing. We cannot control third-party adoption of IP-based backhaul over competing backhaul solutions such as fiber optic lines. Moreover, our future success depends on our ability to design and manufacture IP-related products that satisfy our customers’ evolving and changing needs for IP-based networks and for IP-based backhaul. If the IP-based backhaul for mobile networks market does not develop at the rate we expect as a result of alternative or changing technologies, changes in product standards and regulation, inability to gain customer acceptance or for any other reason, our future growth, business, financial condition, and results of operations may be materially adversely affected.

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

        The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend on our ability to:

—	develop and market new products in a timely manner to keep pace with developments in technology;

—	meet evolving customer requirements;

—	enhance our current product offerings, including technological improvements which reduce the cost and manufacturing time; and

—	deliver products through appropriate distribution channels.

        In addition, the wireless equipment industry is subject to evolving industry standards. The emergence or evolution of new industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our products. Any such modifications may be expensive and time-consuming or we may not be able to meet these standards at all. If new industry standards emerge that we do not anticipate, our products could be rendered obsolete and we may be required to modify our products in ways that could increase our product costs and adversely affect our profitability.

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

        We conduct a part of our research and development activities through outside contractors. We depend on our contractors’ ability to achieve stated milestones and commercialize our products, and on their ability to cooperate and overcome design difficulties. Our contractors may experience problems, including the inability to recruit professional personnel, which could delay our research and development process. These delays could:

—	increase our research and development expenses;

—	delay the introduction of our upgraded and new products to current and prospective customers and our penetration into new markets; and

—	adversely affect our ability to compete.

        If our contractors fail to perform, we may be unable to secure alternative contractors that meet our needs. Moreover, qualifying new contractors may also increase our research and development expenses.

Our sales cycles in connection with competitive bids or to prospective customers are lengthy.

        It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. In some instances, we participate in competitive bids in tenders issued by our customers or prospective customers. These tender processes can continue for many months before a decision is made by the customer. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations.

We sell other manufacturers’ products as an OEM, which subjects us to various risks that may cause our revenues to decline.

        We sell a limited number of products on an OEM basis through relationships with a number of manufacturers. These manufacturers have chosen to sell a portion of their systems through us in order to take advantage of our reputation and sales channels. The sale of these OEM products by us depends in part on the quality of these products, the ability of these manufacturers to deliver their products to us on time and their ability to provide both presale and post-sale support. Sales of OEM products by us expose our business to a number of risks, each of which could result in a reduction in the sales of our products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels and turning them into competitors rather than partners. If any of these risks materialize, we may not be able to develop alternative sources for these OEM products, which may cause our revenues to decline.

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

        A majority of our sales are made in countries in Asia, Africa, Europe and the Middle East. For the year ended December 31, 2007, sales in these regions accounted for approximately 74% of our revenues. As a result, the occurrence of any international, political or economic events that adversely affects our business could result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

—	unexpected changes in regulatory requirements;

—	fluctuations in foreign currency exchange rates;

—	imposition of tariffs and other barriers and restrictions;

—	management and operation of an enterprise spread over various countries;

—	burden of complying with a variety of foreign laws;

—	general economic and geopolitical conditions, including inflation and trade relationships;

—	longer sales cycles;

—	difficulties in protecting intellectual property;

—	laws and business practices favoring local competitors;

—	demand for high-volume purchases with discounted prices;

—	payment delays and uncertainties; and

—	civil unrest, war and acts of terrorism.

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

        In 2005, we wrote off excess inventory resulting from our decision to terminate a legacy product line, close our in-house production facilities and transfer production activities to our contract manufacturers. The result of the write-off in 2005 was a one-time charge to cost of revenues of approximately $7.1 million. Inventory of raw materials, work in-process or finished products may accumulate in the future, and we may encounter losses due to a variety of factors including:

—	new generations of products replacing older ones, as was the case in 2005;

—	the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate; and

—	changes in products because of technological advances and cost reduction measures.

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

        We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products. These purchases are based on our own manufacturing projections. If our actual orders are lower than these manufacturing projections, we may accumulate excess inventory which we may be required to write-off. If we are forced to write-off this inventory other than in the normal course of business, our business, financial condition, results of operations could be materially adversely effected.

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

        Until recently, we have not aggressively pursued patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.

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

        The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. NEC, another wireless equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $450,000 and certain other cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. We are currently awaiting a response from NEC. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged. However, we are not able to estimate the outcome of the discussions with NEC, including whether there could be an adverse effect on our business. In light of the offer we made to NEC, a provision of $450,000 was accrued in our financial statements as of December 31, 2007.

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

        In 2007, we derived the majority of our revenues in U.S. dollars. Although almost all of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in New Israeli shekels, or NIS, and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. In 2007, the NIS appreciated 9.0% in comparison to the U.S. dollar. If the U.S. dollar continues to weaken against the NIS, there will be a negative impact on our profit margins. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

        We do not believe that during the year ended December 31, 2007 we were a passive foreign investment company for U.S. federal income tax purposes, or PFIC, and based on our anticipated income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the year ending December 31, 2008. Foreign companies may be characterized as a PFIC if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

        It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for the taxable year ending December 31, 2008 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2008 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”

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

        Our quarterly results are difficult to predict and may vary significantly from quarter to quarter. Most importantly, delays in product delivery or completion of a sale can cause our revenues and net income to fluctuate significantly from anticipated levels. Furthermore, we may temporarily reduce prices in response to competition or increase spending in order to pursue new market opportunities. Additionally, the following factors may also cause fluctuations in our quarterly results:

—	volume and timing of product orders received and delivered during the quarter;

—	the ability of our contract manufacturers to manufacture products on time;

—	the timing of when our customers provide acceptance certificates in turnkey projects;

—	timing of new product introductions by us or our competitors;

—	changes in the mix of products sold by us;

—	cost and availability of components and subsystems;

—	adoption of new technologies and industry standards;

—	competitive factors, including pricing, availability and demand for competing products;

—	ability of our customers to obtain financing to enable their purchase of our products;

—	fluctuations in foreign currency exchange rates;

—	worldwide regulatory developments; and

—	general economic conditions in the United States and internationally.

        The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

—	announcements of technological innovations;

—	customer orders or new products or contracts;

—	competitors' positions in the market;

—	changes in financial estimates by securities analysts;

—	our earnings releases and the earnings releases of our competitors; and

—	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

—	the general state of the credit markets, the current volatility of which could have an adverse effect on our investments.

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

        As of March 15, 2008, Yehuda and Zohar Zisapel, who are brothers who do not have a voting agreement, beneficially owned, directly or through entities they control, an aggregate of 15.3 % of our outstanding ordinary shares. As a result, these shareholders may influence the outcome of various actions that require shareholder approval.

Provisions of our Articles of Association, Memorandum of Association and Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

        The Israeli Companies Law, or the Companies Law, generally provides that a merger be approved by the board of directors and by a majority of shareholders, and has specific provisions for determining the majority of the shareholder vote. However, with respect to companies such as ours which were incorporated prior to the effectiveness of the Companies Law, shareholder approval of a merger must be obtained by at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. Shareholders may resolve to lower this super-majority requirement; however, such a resolution must be approved by at least a 75% majority. Moreover, the modification of our Memorandum of Association requires a 75% majority vote, and such a requirement may subject certain types of merger transactions or other business combinations to the same super-majority approval requirements. Additionally, upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. Further, a merger generally may not be completed until the passage of certain time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are divided into two classes: Class I and Class II. A director will generally serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. This election mechanism may discourage a takeover of our company.

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

        Our principal offices and research and development facilities, and the majority of our contract manufacturers’ facilities are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Consequently, political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006 Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations.

        Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. For example, certain countries participating in the boycott described above have recently been increasing their investment in telecom operators in Africa. This growing control of the market in Africa could lead to a decrease of our sales in Africa in the future. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

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

        We can give no assurance that the political and security situation in Israel will not have a material impact on our business in the future.

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

        In December 2006, we entered into an agreement with the OCS to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we are obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. We are also required to report our sales to the OCS on a semi-annual basis until the obligation is fully paid. As part of each report, we are required to calculate the amount we would be obligated to pay to the OCS if we had paid a royalty of 3.15% on all our sales for such period. If the resulting amount is greater than one-sixth of our $11.9 million obligation to the OCS, we will be required to pay the excess amount at the time we provide our semi-annual revenue report to the OCS. However, any such payments will be credited against the last semi-annual payment to the OCS pursuant to our agreement so that our aggregate obligation to the OCS will not be increased. We entered into this agreement because we believe that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006 as part of our cost of revenues. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

        The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to investment programs at our facility in Tel Aviv. When we begin to generate taxable income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

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

        Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

—	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;

—	the judgment is executory in the state in which it was given;

—	the judgment is no longer appealable;

—	the judgment was not given by a court that is not competent to do so under the rules of private international law applicable in Israel;

—	there has been due process;

—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court.

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

        In the years ended December 31, 2007, 2006 and 2005, our capital expenditures were $2.9 million, $1.4 million and $0.9 million, respectively, and were spent primarily on investment in information-technology systems, equipment for research and development, general computer software and hardware, production equipment and leasehold improvements. We have no current commitments for capital expenditures.

B. Business Overview

        We are a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

        We design our solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services.

        We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries.

Industry Background

        Wireless communication is increasingly a medium of choice for the access and transport of voice and premium data services. The market for high-capacity wireless backhaul solutions is comprised of both circuit-switched and IP-based solutions. The market for wireless backhaul is being generated primarily by wireless service providers and businesses and public institutions operating private networks.

        The rapid growth in demand for high capacity backhaul solutions has been driven by global subscriber growth, particularly in emerging markets, new wireless network build-outs in developing countries and strong consumer demand for mobile data services in developed countries. These trends have significantly increased the amount of traffic that must be accommodated by wireless service providers’ backhaul infrastructure. As a result, existing backhaul capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. Service providers are increasingly meeting their backhaul needs by deploying high capacity point-to-point wireless links. These providers are also beginning to upgrade their communications infrastructure to IP-based networks that have significantly greater capacity to accommodate high bandwidth premium data services. The deployment of these IP-based networks requires additional investment in high capacity backhaul solutions. In addition, as some wireless service providers upgrade their infrastructure from circuit-switched to IP-based networks, they require hybrid backhaul solutions which accommodate both types of transmission architectures.

Wireless Service Providers

        In order to address the strain on backhaul capacity, wireless service providers have a number of alternatives, including leasing existing copper or fiber lines, laying new fiber optic networks or deploying wireless backhaul solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul capacity. Wireless backhaul solutions enable wireless service providers to add capacity only as required while significantly reducing upfront and ongoing backhaul costs.

Private Networks

        Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, healthcare providers, municipalities and defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including backhaul equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective backhaul solution that can be easily installed and scaled to their bandwidth requirements.

Our Solutions

        We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul solutions which enable wireless service providers to eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and transition to next generation IP-based networks. We also provide solutions to businesses and public institutions that operate their own private communications networks. We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

Leading Offering for Existing Backhaul Market. We believe that we provide our customers with a leading offering of high capacity wireless backhaul solutions for the broader wireless backhaul market. Our competitive differentiation is demonstrated by our relationship with Nokia Siemens Networks B.V., or NSN, and other leading OEMs, as well as by our global customer base. This differentiation results from our focus on product development from components to subsystem integration to overall system solution design.

Leading Platform for Emerging IP-based Networks. Our IP-based wireless backhaul solutions provide fiber-like performance with high throughput speeds of 50 to 900 megabits per second, high availability and low latency. Our solutions enable wireless service providers to transition to IP-based networks. Our suite of IP-based wireless backhaul products and hybrid network products is currently deployed in hundreds of private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develops technical specifications to promote the adoption of IP-based networks.

Broad Product Portfolio. We offer a broad range of high capacity wireless backhaul solutions, enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. In addition to our circuit-switched and IP-based products, we also offer hybrid solutions that deliver both circuit-switched and IP traffic over a single radio. This functionality makes them particularly attractive for wireless service providers preparing to upgrade to an IP-based backhaul network.

Low Total Cost of Ownership. Our solutions address industry requirements for low total cost of ownership backhaul solutions. Total cost of ownership includes the combined costs of initial acquisition, installation and ongoing operation and maintenance, regardless of whether these costs are incurred through leasing arrangements or operating owned equipment.

Scalability and Flexibility. We design our products to enable incremental deployment to meet increased service demand. This enables wireless service providers to rapidly deploy additional capacity as it is needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases.

Our Products

        We market all of our products under the trademark FibeAir®. These products utilize microwave radio technologies that enable our customers to optimize range and frequency efficiency, which we refer to as the modulation scheme, and to dynamically adapt to weather conditions. The diverse FibeAir® product family offers products that address the complete backhaul needs of IP-based, hybrid and circuit-switched networks:

Network Infrastructure	IP-based		Hybrid			Circuit Switched
Product	FiberAir IP-MAX-G	FiberAir 3200T	FibeAir IP-MAX-MS	FibeAir 640P	FibeAir 4800	FibeAir 1500P	FibeAir 3200T
Description	High-Capacity Ethernet	High-Capacity Circuit-switched Ethernet	High-Capacity Multi-Service	High-Capacity PDH Multi-Service	Unlicensed Multi-Service	High-Capacity SDH/SONET	High-Capacity Circuit-switched TDM
Interfaces	Gigabit Ethernet, Fast Ethernet	Multiple Gigabit Ethernet, Multiple Fast Ethernet	Gigabet Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Fast Ethernet multiple E1/T1	Fast Ethernet multiple E1/T1	STM-1/OC-3	Multiple STM-1/OC-3
Typical Applications	WiMAX backhaul, Metro area networks, Private networks	Metro area networks, Long distance networks	Wireless backhaul, Private networks	Wireless backhaul, Business access	Private Networks, Business access	Wireless backhaul, Metro area networks	Wireless backhaul, Long distance networks
Type of Customers	WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers	Wireless service providers	Wireless ISPs, Businesses, Public institutions	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers

        Our IP-based network products use native IP technologies and our hybrid products use our Native2™ technologies which allow our hybrid products to transmit both IP-based and circuit-switched network traffic on a native basis. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems. This approach increases efficiency and decreases latency.

        Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system.

—	Indoor units convert the transmission signals from digital to intermediate or radio frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wireline networks.

—	Outdoor units are used to control power transmission, convert intermediate frequency signals to radio frequency signals and vice versa, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

—	Antennas are used to transmit and receive microwave radio signals from and to edge and core networks. These compact, high-performance devices are mounted on poles typically placed on rooftops, towers or buildings. We rely on third party vendors to supply this component.

—	End-to-End Network Management. Our network management system uses simple network management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into our customers’ existing network management systems.

        An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of three to five miles and can extend across a distance of 40 miles or more. The specific distance depends upon the customer’s requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including an indoor and outdoor unit, and all-indoor installations.

Our Services

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

Our Customers

        We have sold our products through a variety of channels to over 150 service providers and the operators of hundreds of private networks in nearly 100 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. We reach a number of these customers through our OEM relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographical location.

        The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the year ended December 31, 2007, and the names of representative customers:

Region	Year Ended December 31, 2007	Representative Customers

North America	21%	CellularOne, FiberTower Corporation,
		General Dynamics
Europe, Middle East and Africa	32%	Belgacom Mobile, Celtel
		International, Kievstar, KPN,
		Telering
Asia Pacific	42%	Bharti Airtel, Digitel
		Telecommunications Philippines,
		Reliance Communications, Vodafone
		Essar
Latin America	5%	Sprint Nextel, Telcel

Sales and Marketing

        We sell our products through a variety of channels, including direct sales, OEMs, distributors and system integrators. Our sales and marketing staff includes approximately 140 employees in 17 countries, who work together with local agents, distributors and OEMs to expand our sales.

        We are a supplier to three OEMs, which together accounted for 19.2% of our revenues for the year ended December 31, 2007. The largest OEM is NSN, with whom we signed an OEM agreement as of November 2005 following several years of joint sales activities. For the year ended December 31, 2007, sales to NSN represented approximately 10.0% of our revenues. We plan to increase our efforts in the development of additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

        Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. On July 1, 2006, the new “RoHS” (Restrictions of Hazardous Substances) Directive took effect, a development which required us to modify some of our products. In addition, the “WEEE” (Waste Electrical and Electronic Equipment) Directive requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products.

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

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2007, our research, development and engineering staff consisted of 118 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

        Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both application specific integrated circuits, or ASICs, and radio frequency integrated circuits, or RFICs, to full system integration. We leverage our research and development capabilities through the use of specialized outside design firms. Our research and development projects currently in process include improvements to our existing SONET/SDH products, extensions to our emerging IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

Intellectual Property

        To safeguard our proprietary technology, we rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors, consultants and employees, each of which affords only limited protection. We have a policy which requires all of our employees to execute employment agreements which contain confidentiality provisions.

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

        Until recently, we have not aggressively pursued patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us. To date, we have filed one non-provisional patent application and five provisional patent applications to protect our proprietary intellectual property in the areas of high capacity data transmission and adaptive modulation radios with native IP and native circuit-switch capabilities.

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

        We believe we compete favorably on the basis of:

—	product performance, reliability and functionality;

—	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

—	cost; and

—	deployment, support and technical service and experience and commitment to high quality customer service.

        Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.

Israeli Office of Chief Scientist

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

        In June 2005, an amendment to the R&D Law came into effect, the intent of which was to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as further described below. Even though we concluded our participation in the OCS grant program, these restrictions continue to apply to us.

        The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The 2005 amendment to the R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases. If we elect to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to pay higher royalties to the OCS.

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

C. Organizational Structure

        We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks (Aus) Pty Ltd	Australia	100%
Ceragon Networks do Brasil Limitada	Brazil	100%
Ceragon Networks (UK) Limited	England	100%
Ceragon Networks SARL	France	100%
Ceragon Networks (HK) Limited	Hong Kong	100%
Ceragon Networks (India) Private Limited	India	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks (Philippines), Inc.	Philippines	100%
Ceragon Networks APAC (Singapore) Pte. Ltd.	Singapore	100%

D. Property, Plants and Equipment

        Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 51,400 square feet in Tel Aviv, Israel. The leases for the majority of this space are valid until December 2010, with an option to renew for an additional two-year period.

        In the United States, we lease approximately 5,800 square feet in Paramus, New Jersey, for our North American headquarters. The lease in Paramus is valid until September 2008. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. We also lease space for our local subsidiaries to conduct sales and marketing activities in their respective regions.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

        We are a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Our backhaul solutions use microwave technologies to transfer large amounts of network traffic between base stations and the high capacity fiber-optic infrastructure at the core of the mobile network. We design our solutions to provide fiber-like connectivity for circuit-switched (SONET/SDH networks), next generation Ethernet/Internet Protocol (IP-based networks) and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. We also provide our solutions to businesses and government agencies that operate their own private communications networks. Our solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries.

        We have grown our revenues from $34.4 million for the year ended December 31, 2003 to $161.9 million for the year ended December 31, 2007, representing a 47% compound annual growth rate, or CAGR. Our revenues for 2007 represent an increase of 49% compared to our revenues for 2006. In 2007, approximately 32% of our revenues was derived from customers in Europe, the Middle East and Africa, 42% from customers in Asia Pacific and 21% from customers in North America.

Industry Trends

        Current industry trends in the market for wireless backhaul equipment present us with significant opportunities to continue to increase our revenues. At the same time market trends have placed, and will continue to place, pressure on the selling prices for our products and on our gross margins. Our objective is to continue to meet the rising demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

—	Growing Number of Global Wireless Subscribers. Growth in the number of global wireless subscribers is being driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding wireless networks and by building new networks.

—	Increasing Demand for Premium Mobile Data Services. Wireless service providers are facing increasing demand from subscribers for premium mobile data services, including Internet browsing, music and video.

—	Transition to IP-based Networks. Wireless service providers are beginning to deploy all-IP networks and upgrade their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.

        We are also experiencing pressure on our sale prices as a result of several factors:

—	Increased Competition: Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, and growing competition from both start-up companies and well-capitalized telecommunication systems providers.

—	Regional Pricing Pressures: In recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the year ended December 31, 2007, 42% of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

—	Transaction Size: Competition for larger equipment orders is increasingly intense since the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

—	Increased Sales through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2007, approximately 19% of our sales was to our three OEMs of wireless equipment, rather than directly to end users. We anticipate that sales to OEMs will become an increasing part of our business in the future.

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

        In December 2006, we entered into an agreement with the Israeli Office of the Chief Scientist, or OCS, to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we are obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. We are also required to report our sales to the OCS on a semi-annual basis until the obligation is fully paid. As part of each report, we are required to calculate the amount we would be obligated to pay to the OCS if we had paid a royalty of 3.15% on all our sales for such period. If the resulting amount is greater than one-sixth of our $11.9 million obligation to the OCS, we will be required to pay the excess amount at the time we provide our semi-annual revenue report to the OCS. However, any such payments will be credited against the last semi-annual payment to the OCS pursuant to our agreement so that our aggregate obligation to the OCS will not be increased. We entered into this agreement because we believe that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006. As of December 31, 2007, we have paid $4.2 million pursuant to this agreement Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

        NEC, another wireless equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $0.45 million and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. We are currently awaiting a response from NEC. As a result of this offer, we accrued a settlement reserve expense during the year ended December 31, 2007. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged.

Results of Operations

        Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” and the Financial Accounting Standards Board’s (the FASB’s) Emerging Issue Task Force (EITF), Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” We price our products on a per unit basis. The final price to the customer may vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

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

Operating Expenses

        Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. Through the end of 2006, research and development expenses were offset by grants from the OCS. We recognized such grants at the time we were entitled to them on the basis of the costs incurred and included these grants as a deduction from research and development expenses. We no longer intend to receive grants from the OCS. We believe continued investment in research and development is essential to attaining our strategic objectives.

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

        Financial Income, Net. Our financial income, net, consists primarily of interest earned on bank deposits and marketable securities, gains and losses arising from the remeasurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity and fees and commissions paid to banks.

        Taxes. Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “approved enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. As of December 31, 2007, the end of our last fiscal year, our net operating loss carry forwards amounted to approximately $64.4 million for Israeli tax purposes and $10.7 million for U.S. tax purposes.

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

        Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition;

—	Inventory valuation;

—	Provision for doubtful accounts;

—	Stock-based compensation expense; and

—	Deferred taxes.

        Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. When a right of return exists, we create a provision for returns in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition when Right of Return Exists”. When sale arrangements include a customer acceptance provision with respect to products, we do not recognize revenues before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied or that the acceptance provision has lapsed. In arrangements which include multiple elements, we consider the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such an arrangement, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met, and we defer the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. Our typical product warranty is between 12 to 36 months at no extra charge. We accrue for provision for warranty costs based on our historical experience. To assess the probability of collection for revenue recognition purposes, we analyze our historical collection experience, current economic trends and the financial position of our customers. On the basis of these criteria, we decide whether revenue recognition should be deferred and recognized on a cash basis.

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

        Provision for doubtful accounts. We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of December 31, 2007, our allowance for doubtful accounts was $1.3 million and our trade receivables were $41.8 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

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

        We selected the binomial option pricing model as the most appropriate fair value method for our share-option awards based on the market value of the underlying shares at the date of grant. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures and on management’s estimates.

        Share-based compensation expense recognized under SFAS 123(R) was $1.7 million and $1.8 million for the years ended December 31, 2006 and 2007, respectively.

        Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Our estimates for estimated future tax rates could be adversely affected by earnings being lower than anticipated in countries where we have different statutory rates, changes in the valuation of our deferred tax assets or liabilities or changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our tax returns by the local tax authorities in each country where we have established corporations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for deferred taxes.

Comparison of Period to Period Results of Operations

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2005	2006	2007

Revenues	100.0%	100.0%	100.0%
Cost of revenues	71.1	74.5	63.9

Gross profit	28.9	25.5	36.1

Operating expenses:
Research and development	14.5	12.3	9.5
Less: Grants and participations	2.4	1.4	-

Research and development, net	12.1	10.9	9.5
Selling and marketing	18.5	16.1	15.7
General and administrative	4.2	4.8	3.3
Expense in respect of settlement reserve	-	-	0.3

Total operating expenses	34.9	31.7	28.7

Operating income (loss)	(6.0)	(6.2)	7.4
Financial income, net	0.8	1.2	0.7
Net income (loss)	(5.2)	(5.0)	8.1

Year ended December 31, 2006 compared to year ended December 31, 2007

        Revenues. Revenues increased from $108.4 million for the year ended December 31, 2006 to $161.9 million for the year ended December 31, 2007, an increase of $53.5 million, or 49%. This increase was attributable primarily to increased sales of our products to wireless service providers, in particular through our OEM channels, mainly within the Asia/Pacific region. Revenues in the Asia/Pacific region increased to $68.4 million for the year ended December 31, 2007 as compared to $32.4 million for the year ended December 31, 2006. The increase in revenues in the Asia/Pacific region was primarily due to deployment of new cellular networks and the related growth in the number of mobile subscribers in the region. As a percentage of revenues, sales in the Asia/Pacific region increased to 42% for the year ended December 31, 2007 from 30% for the year ended December 31, 2006.

        Cost of Revenues. Cost of revenues increased from $80.8 million for the year ended December 31, 2006 to $103.4 million for the year ended December 31, 2007, an increase of $22.6 million, or 28%. This increase was attributable to increased products purchased from our contract manufacturers in connection with our increased revenues, as well as additional shipping costs that we incur primarily as part of the turnkey projects in which we are increasingly engaging.

        Gross Profit. Gross profit as a percentage of revenues increased from 26% for the year ended December 31, 2006 to 36% for the year ended December 31, 2007. The increase resulted from:

—	execution of our cost reduction plan for our manufactured products;

—	the termination, pursuant to our agreement with the OCS, of our payments of royalties to the OCS equal to approximately 3% of our sales; and

—	a non-recurring expense in 2006 related to the termination of our participation in the OCS grant program.

These factors were partially offset by increased revenues from (i) sales to OEMs which have lower gross margin than our direct sales, (ii) sales to customers in certain Asian countries, especially India, which have lower gross margins than sales in other regions, and (iii) larger customer orders which typically involve volume discounts that result in lower gross margins.

        Research and Development Expenses, Net. Our gross research and development expenses increased from $13.3 million for the year ended December 31, 2006 to $15.5 million for the year ended December 31, 2007, an increase of $2.2 million, or 17%. The increase in our gross research and development expenses was attributable primarily to the increase in salaries paid to our research personnel and related costs. During the year ended December 31, 2006, $1.5 million in research and development grants from the OCS were credited against our research and development expenses. During the year ended December 31, 2007, we did not receive any grants from the OCS. Our net research and development expenses thus increased from $11.8 million for the year ended December 31, 2006 to $15.5 million for the year ended December 31, 2007, an increase of $3.7 million, or 31%. As a percentage of revenues, research and development expenses, net decreased to 10% in the year ended December 31, 2007 compared to 10.9% for the year ended December 31, 2006.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $17.4 million for the year ended December 31, 2006 to $25.3 million for the year ended December 31, 2007, an increase of $7.9 million, or 45%. This increase was attributable primarily to the salaries and related costs associated with hiring of additional personnel and an increase in commissions paid to our sales and marketing staff as a result of our increased sales in the aggregate amount of $4.4 million, an increase of $ 1.5 million in travel expenses associated with higher sales and marketing activity and an increase of $ 0.6 million in third party agent’s commissions, especially in the Asia/Pacific region. As a percentage of revenues, selling and marketing expenses were 16% in each of the years ended December 31, 2006 and 2007.

        General and Administrative Expenses. General and administrative expenses increased from $5.2 million for the year ended December 31, 2006 to $5.3 million year ended December 31, 2007. As a percentage of revenues, general and administrative expenses decreased to 3% in the year ended December 31, 2007 compared to 5% for the year ended December 31, 2006.

        Settlement Reserve. On August 8, 2007, in response to NEC’s assertion that we have been using its intellectual property in certain of our products, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $0.45 million and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. As a result of this offer, we accrued a settlement reserve expense of $0.45 million for the year ended December 31, 2007.

        Financial Income, Net. Financial income, net decreased from $1.3 million for the year ended December 31, 2006 to $1.2 million for the year ended December 31, 2007, a decrease of $0.1 million, or 8%. As a percentage of revenues, financial income, net decreased to 0.7% in the year ended December 31, 2007 compared to 1% for the year ended December 31, 2006.

        Net Income (Loss). Our net income for the year ended December 31, 2007 was $13.1 million as compared to a net loss for the year ended December 31, 2006 of $5.5 million. The change from net loss in 2006 to net income in 2007 was attributable primarily to a non-recurring expense in 2006 related to the termination of our participation in the OCS grant program in the amount of $10.4 million. As a percentage of revenues, net income was 8.1% for the year ended December 31, 2007.

Year ended December 31, 2005 compared to year ended December 31, 2006

        Revenues. Revenues increased from $73.8 million for the year ended December 31, 2005 to $108.4 million for the year ended December 31, 2006, an increase of $34.6 million, or 47%. This increase was attributable primarily to increased direct sales of our products to our customers as well as increased sales via our OEM channels, mainly within the Asia/Pacific region. Revenues in the Asia/Pacific region increased to $32.4 million for the year December 31, 2006 as compared to $9.9 million for the year ended December 31, 2005. The increase of revenues in the Asia/Pacific region resulted primarily from the growing build-out of new cellular networks and growth in the number of mobile subscribers.

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

        Gross Profit. Gross profit as a percentage of revenues decreased from 29% for the year ended December 31, 2005 to 26% for the year ended December 31, 2006. The decrease resulted from:

—	the non-recurring expense which we incurred as a result of the termination of our participation in the OCS grant program;

—	increased revenues from sales to OEMs that have lower gross margins than direct sales;

—	increased revenues from sales to customers in certain Asian countries, especially India, that have lower gross margins than sales in other regions; and

—	increased revenues from larger customer orders, which typically involve volume discounts that result in lower margins.

        Research and Development Expenses, Net. Our gross research and development expenses increased from $10.7 million for the year ended December 31, 2005 to $13.3 million for the year ended December 31, 2006, an increase of $2.6 million, or 25%. The increase in our gross research and development expenses was attributable primarily to an increase of salaries paid to our research personnel and related costs in the amount of $0.5 million and the increase of our research and development activities with subcontractors in the amount of $1.3 million. During the year ended December 31, 2006, $1.5 million in research and development grants from the OCS were credited against our research and development expenses, compared to $1.8 million during the year ended December 31, 2005. Our net research and development expenses thus increased from $9.0 million for the year ended December 31, 2005 to $11.8 million for the year ended December 31, 2006, an increase of $2.8 million, or 32%. As a percentage of revenues, research and development expenses, net decreased to 11% in 2006 compared to 12% in 2005.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $13.6 million for the year ended December 31, 2005 to $17.4 million for the year ended December 31, 2006, an increase of $3.8 million, or 28%. This increase was attributable primarily to an increase of salaries and related costs, mainly due to the hiring of additional personnel, in the amount of $1.3 million and an increase in sales and agent commissions in the amount of $1.3 million. As a percentage of revenues, selling and marketing expenses decreased to 16% in 2006 compared to 19% for 2005.

        General and Administrative Expenses. General and administrative expenses increased from $3.2 million for the year ended December 31, 2005 to $5.2 million for the year ended December 31, 2006, an increase of $2.0 million, or 63%. This increase was attributable primarily to an increase in salaries paid to employees and related costs in the amount of $0.6 million and the recording of share-based compensation expenses as a result of adopting SFAS 123(R) in the amount of $0.8 million. As a percentage of revenues, general and administrative expenses increased to 5% in 2006 compared to 4% in 2005.

        Financial Income, Net. Financial income, net increased from $0.6 million for the year ended December 31, 2005 to $1.3 million for the year ended December 31, 2006, an increase of $0.7 million, or 117%. This increase was attributable primarily to interest income earned on marketable securities and deposits in the amount of $0.2 million, resulting from an increase in interest rates in 2006 compared with 2005 and to net gain resulting from currency fluctuations in the amount of $0.3 million.

        Net Loss. We recorded a net loss in 2006 of $5.5 million as compared with a net loss in 2005 of $3.8 million, primarily due to the one-time charge of $10.4 million related to the termination of our participation in the OCS grant program.

Impact of Inflation and Currency Fluctuations

        We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in Israeli shekels and to a significantly lesser extent in Euros. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. Transactions and balances in currencies other than U.S. dollars are remeasured into U.S. dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from remeasurement are recorded as financial income or expense, as applicable.

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

        The following table presents information about the rate of inflation in Israel and the exchange rate of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) %

2003	(1.9)	(7.6)
2004	1.2	(1.6)
2005	2.4	6.8
2006	(0.1)	(8.2)
2007	3.4	(9.0)

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

Liquidity and Capital Resources

        Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS. In a follow-on public offering completed in December 2007, we raised a net amount of $88.3 million.

        As of December 31, 2007, we had approximately $121.7 million in cash and cash equivalents, short- and long-term bank deposits, and short- and long-term marketable securities.

        As of December 31, 2007, our cash investments are comprised of the following: 48% consists of short-term, highly liquid investments with original maturities of up to three months, and 27% consists of short-term deposits and marketable securities with original maturities of up to one year, with a minimum credit rating of A1/P1. The remaining balance of our liquid assets is invested in corporate debt securities and in bank deposits with maturities of up to three years, carrying a minimum rating of AA-/AA3. Substantially all of these investments are in US dollars.

        Net cash used in operating activities was approximately $4.3 million for the year ended December 31, 2007, $4.4 million for the year ended December 31, 2006 and $4.3 million for the year ended December 31, 2005. In 2007, our cash used in operating activities was affected by:

—	our net income of $13.1 million;
—	a $3.0 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers;
—	a $3.6 million increase in other accounts payable and accrued expenses, which was primarily attributable to employee accruals; and
—	a $3.0 million increase in deferred revenues, which were primarily attributable to increased advance payments from customers received as a result of our increasing participation in turnkey projects.

        These factors were partially offset by:

—	a $13.1 million increase in trade receivables, which were primarily attributable our increased revenues;
—	a $9.5 million increase in inventories, which was primarily attributable to an increase in finished goods;
—	a $3.7 million increase in other accounts receivables and prepaid expenses, which was primarily attributable to an increase in prepaid expenses mainly related to deferred revenues from turnkey projects; and
—	a $3.3 million decrease in other long-term payables as a result of two installment payments to the OCS pursuant to the termination of the OCS grant program.

        In 2006, our cash used in operating activities was affected by:

—	our net loss of $5.5 million;
—	a $12.4 million increase in trade receivables which was primarily attributable to our increased revenues; and
—	an $11.2 million increase in inventories which was primarily attributable to an increase in finished goods.

        These factors were partially offset by:

—	a $9.8 million increase in trade payables which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers; and
—	a $7.9 million increase in short- and long-term payables attributable to our termination of the OCS grant program.

        Net cash used in investing activities was approximately $45.9 million for the year ended December 31, 2007, as compared to net cash provided by investing activities of approximately $2.1 million for the year ended December 31, 2006. In the year ended December 31, 2007, the proceeds of $8.6 million from held-to-maturity marketable securities and proceeds of $6.2 million from maturity of short- and long-term bank deposits were offset by our investments of $35.7 million in short-term bank deposits and $22.2 million in held to maturity marketable securities. These investments were attributable to the proceeds from the follow-on public offering completed in December 2007. In addition, there was a purchase of property and equipment in a net amount of $2.9 million. In the year ended December 31, 2006, our cash generated from investing activities resulted from $3.6 million in proceeds from maturities of short- and long-term bank deposits and $5.5 million in proceeds from held-to-maturity marketable securities which were partially offset by investments in short- and long-term bank deposits in the amount of $2.5 million, investments in held-to-maturity marketable securities in the amount of $3.1 million and the purchase of property and equipment in the amount of $1.4 million.

        Net cash provided by financing activities was approximately $98.7 million for the year ended December 31, 2007 as compared to $2.1 million for the year ended December 31, 2006. For the year ended December 31, 2007, a net amount of $88.3 million consisted of the net proceeds of the issuance of shares in a follow-on public offering. The balance of the cash in the years ended December 31, 2007 and 2006 consisted of proceeds from exercises of share options by employees.

        As of December 31, 2007, our principal commitments consisted of $6.0 million for obligations outstanding under non-cancelable operating leases and approximately $9.0 million payable to the OCS according to the termination agreement we entered into with the OCS.

        Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, the level of our gross profit and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate that our capital expenditures during 2008 will be primarily for the purchase of testing equipment and office equipment.

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

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2007, our research, development and engineering staff consisted of 118 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Intellectual Property

        See: “Item 4. History and Development of the Company–Intellectual Property.”

Off Balance Sheet Arrangements

        We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Contractual obligations

Operating Lease Obligations[1]	6,056	2,074	2,975	715	292
Purchase Obligations[2]	34,462	34,462	--	--	--
Obligation to OCS	8,991	4,341	4,650	--	--
Other long-term commitment[3]	2,018	2,018	--	--	--

Total	51,527	42,895	7,625	715	291

1.	Consists of operating leases for our facilities and for vehicles.

2.	Consists of all outstanding purchase orders for our products from our suppliers.

3.	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2007 was approximately $5.3 million, of which approximately $3.3 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $2.0 million.

Adoption of New Accounting Standards

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

New Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We do not expect the adoption will have material impact on our consolidated financial statements.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. We have determined that the adoption of SFAS 159 will not have an impact on our consolidated financial statements since we have not elected the fair value option for any of our existing assets or liabilities as of FAS 159 effective date.

        In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. We do not expect that SFAS 141 (Revised) will have any impact on our historical financial statements upon adoption.

        In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that SFAS 160 will have any impact on our historical financial statements upon adoption..

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table lists our current directors and senior management:

Name	Age	Position

Zohar Zisapel	59	Chairman of the Board of Directors
Ira Palti	50	President and Chief Executive Officer
Naftali Idan	56	Executive Vice President and Chief Financial Officer
Shlomo Tenenberg	53	Executive Vice President, Worldwide Marketing and Sales
Hillik Rave	56	Executive Vice President, Worldwide Operations
Sharon Ganot	39	Vice President, Human Resources
Udi Gordon	41	Executive Vice President, Research and Development
Norman Kotler	56	General Counsel and Corporate Secretary
Joseph Atsmon	59	Director
Yael Langer	43	Director
Yair E. Orgler	68	Director
Avi Patir	59	Director

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

        Naftali Idan has served as our Executive Vice President and Chief Financial Officer since August 2004. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer at Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he was the Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. Prior to joining Tecnomatix, Mr. Idan was with Optrotech Ltd. from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its US subsidiary. Prior to that, Mr. Idan served in various financial roles in both US and Israeli firms. Mr. Idan received a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from De Paul University in Chicago, and is a certified public accountant in Israel.

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

        Yael Langer has served as a director since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

        Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Bank Hapoalim, B.M., Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules.

        Avi Patir has served as an external director since March 2007. Mr. Patir is President for Mobile Broadband (WiMAX) at MIRS Communications Ltd., a wholly-owned subsidiary of Motorola Israel Ltd. From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills, the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Prior to that, Mr. Patir served for many years in the Israeli Defense Forces, retiring as a full Colonel. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications and Satlink Communications. Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules.

Compensation of Directors and Senior Management

        The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2007. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and senior management as a group, consisting of 12 persons	$2,320,000	$404,000

        During 2007, we granted to our directors and senior management 280,000 options to purchase ordinary shares, in the aggregate, with a range of exercise prices of $5.47 to $5.50 per share. The options expire 10 years after grant.

        Other than reimbursement for expenses, and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see “The 2003 Share Option Plan” below and Note 9 to our Consolidated Financial Statements included as Item 18 in this annual report.

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

        As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Market, we are required to comply with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Rules, a majority of our directors are required to be independent and, under the Israeli Companies Law, we are required to appoint at least two external directors.

        The Nasdaq Rules permit foreign issuers to follow home country practices in lieu of certain qualitative listing requirements so long as the foreign issuer discloses that it does not follow such qualitative listing requirement and describes the home country practice followed in lieu of such requirement in its reports filed with the SEC. We have decided to follow home country practice in lieu of obtaining shareholder approval for our stock option plans. We seek shareholder approval for the adoption or amendment of share option plans only as required by our share option plans, Articles of Association and under Israeli law. Subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of share options to directors and controlling shareholders or plans that require shareholder approval for other reasons.

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

External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

—	the company;

—	any entity controlling the company at the date of such person's appointment; or

—	any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by its controlling shareholder.

        The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).

        According to regulations promulgated under the Companies Law:

—	A public company may appoint an external director to serve as director in its wholly owned and controlled subsidiaries, subject to certain conditions;

—	A person who served as an external director in a target company which was merged into the acquiring company shall not be deemed to have an affiliation with the acquiring company;

—	A person who had an affiliation with a corporation (other than the public company or other corporation under its control) which is under the control of the controlling shareholder of a public company, only in such period in which such controlling shareholder was not the controlling shareholder of the public company, shall not be deemed to have an affiliation during the two years period preceding the date of appointment;

—;	A business or professional relationship shall not be deemed as an affiliation if all of the following conditions are met: (i) the relationship is negligible for both the person who is the nominee to be appointed as an external director and the company; (ii) the relationship commenced prior to such person’s appointment; (iii) the audit committee resolved, prior to the appointment, based on facts presented to it, that the condition detailed in clause (i) is fulfilled; and (iv) the existence of a business or professional relationship and the approval of the audit committee were brought to the attention of the shareholders meeting prior to the approval of the appointment.

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

Election of External Directors

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one third of the shares of non-controlling shareholders voted at the meeting, not taking into account any abstentions, vote in favor of the election; or

—	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Approval of Certain Transactions

        The approval of the audit committee is required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders), under the Companies Law to effect specified actions and extraordinary transactions with office holders, third parties (where an office holder has a personal interest in the transaction), extraordinary transactions with controlling parties, and extraordinary transactions with a third party (where a controlling party has a personal interest in the transaction), including a private placement in which the controlling shareholder has a personal interest, or any transaction with the controlling shareholder or his relative regarding terms of service and employment. A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant and the spouse of any of the foregoing.

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

Remuneration of Directors

        Directors’ remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the audit committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is in the exact amounts set forth in the regulations. Additionally, according to other regulations promulgated under the Companies Law, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the audit committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations promulgated under the Companies Law regarding remuneration of external directors; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement such objection to be submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law). If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

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

Dividends

        Dividends may be paid only out of accumulated retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law (the “Profit Test”), in each case provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court even if the Profit Test is not met, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash, assets, shares or debentures. For further information, please see “Financial Information – Dividends.”

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

        Each person listed in the table under “–Directors and Senior Management” above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

        The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

        Under the Companies Law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

        Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder or a relative as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy or written ballot), vote in favor; or

—	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

        With respect to the aforementioned transaction, any shareholder participating in the vote must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will be disregarded.

        In accordance with regulations promulgated under the Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholders’ approval, subject to the existence of one of the following circumstances, which existence was approved by the audit committee and then by the board of directors, such circumstances exist when a contemplated transaction: (i) may involve the extension of an existing transaction that was duly approved in accordance with the provisions of the Companies Law and does not involve any significant change in the terms of the existing transaction and other related circumstances or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a framework transaction that was duly approved under the provisions of the Companies Law, such framework transaction allowing the company to execute transactions, in the ordinary course of business, of similar type, period and such other terms detailed in the framework transaction; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the company are not materially different from the terms that apply to the controlling shareholder or an entity controlled by him or her (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies under the common control of a controlling shareholder, or between a public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. Additionally, employment and compensation arrangements for an office holder that is a controlling shareholder in a public company and the purchase of an insurance policy for such controlling shareholder or his relative do not require shareholders’ approval if certain criteria are met, as approved by the audit committee and the board of directors. The foregoing exemptions from shareholders’ approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of a public company or of such company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

        In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to an office holder who is also a controlling shareholder or a director, also by our shareholders (unless the exemptions discussed above apply).

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

Mergers and Acquisitions under Israeli Law

        The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. However, with respect to companies such as Ceragon, which were incorporated prior to the Companies Law coming into effect, shareholders’ approval must be obtained by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. In accordance to the Companies Law, a shareholders’ meeting may resolve that a lower majority will be required for the approval of a merger, provided that such resolution is approved by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions.

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

        A merger is not subject to shareholders’ approval (i) of the target company – if such target company is a wholly-owned subsidiary of the acquiring company; (ii) of the acquiring company – if (a) the merger does not involve an amendment to the acquiring company’s articles of association or memorandum of association, and (b) the acquiring company does not issue within the framework of the merger more than 20% of voting rights (for that matter only – any securities held by such person which may be converted or exercised into shares shall be deemed to be converted or exercised, as applicable), and no person will become, as a result of any issuance of securities in the acquiring company within the framework of the merger, a controlling shareholder, and (c) if no circumstances which enable the dissenting shareholders to deny approval of the merger (as detailed above) exist.

        If the target company shares are divided into more than one class of shares, the merger is also conditioned upon approval by the shareholders participating in all such class meetings. Notwithstanding the lack of such approval by all such class meetings, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of each of the parties to the merger and the consideration offered to the shareholders.

        Special Tender Offer. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting power in the company. This rule does not apply if there is already another holder of 25% or more of the voting power in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of 45% or more of the voting power in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of 25% or more, or 45% or more, of the voting power in the company, unless there is already a holder of 25% or more or 45% or more, respectively, of the voting power in the company), (2) was from a holder of 25% or more of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of 45% or more of the voting power in the company which resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

        Any tender offer must be made by a written document and meet specific requirements set forth in the regulations promulgated under the Israeli Securities Law. However, such regulations set forth that, with respect to a tender offer which is subject to, in addition the Israeli regulations, the law of a foreign state, including the rules and guidelines applicable to an exchange on which such company’s shares are registered for trade, the tender offer may be exempt from any provision of the regulations if the chairman of the Israeli Securities Authority concludes that such provision may be detriment to the tender offer and the waiver of such provision will not be detriment to a reasonable offeree.

        Israel tax law treats share-for-share acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such share-for-share swap.

Employees

        As of December 31, 2007, we had 334 employees worldwide, of whom 118 were employed in research, development and engineering, 142 in sales and marketing, 33 in management and administration and 41 in operations. Of these employees, 251 were based in Israel, 19 were based in the United States, 13 were based in Europe, 15 were based in Latin America and 36 were based in Asia-Pacific.

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

        Substantially all of our employment agreements include employees’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non-competition undertakings is rather limited under Israeli law.

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

Share Ownership

        The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 14, 2008. The percentage of outstanding ordinary shares is based on 36,966,420 ordinary shares outstanding as of March 14, 2008.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (1)	Range of exercise prices per share of stock options

Zohar Zisapel	3,089,687	8.4	340,000	$2.00 - $11.75
Ira Palti	0	0	800,000	$4.49 - $9.09
All directors and senior
management as a group,
consisting of 12 people (2)	3,089,687	8.4	2,457,950	$2.00 - $11.75

(1)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(2)	Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 14, 2008 (including options held by each such person and which are vested or shall become vested within 60 days of March 14, 2008) and have therefore not been separately disclosed.

Stock Option Plans

1996 Key Employee Share Incentive Plan

        In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group were eligible to participate in the plan. The option committee of our board of directors administers the plan as the share incentive committee under the plan. No options may be granted to any person serving on the option committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2007:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

387,200	387,200	$6.54

Affiliate Employees Option Plan

        In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of February 2003 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before February 2003 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the 1996 key employee share incentive plan. The option committee of our board of directors administers the plan. Our employees, directors and officers, and consultants of our company, its subsidiaries and its RAD-BYNET affiliates, were eligible to participate in the plan. No options may be granted to any person serving on the option committee or to any person who is or will become as a result of an option grant one of our controlling shareholders. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2007:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

370,933	370,933	$4.29

        In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the 1996 key employee share incentive plan and the affiliate employees plan for grants pursuant to the 2003 share option plan.

The 2003 Share Option Plan

        In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that were introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a "qualified plan" as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The option committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The option committee has an authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following table presents option grant information for this plan as of December 31, 2007.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price

12,765,055	375,569	3,865,589	$5.62

The following table presents certain option grant information concerning the distribution of options (granted under all three plans of the Company) among directors and employees of the Company as of December 31, 2007:

	Options Outstanding	Unvested Options

Directors and senior management	2,137,950	935,000

All other grantees	2,485,772	1,240,971

Amendment

        Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth stock ownership information as of March 31, 2008 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

        Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)

Zohar Zisapel (2)	3,429,687	9.2%
Yehuda Zisapel (2)	2,238,000	6.1%

(1)	Based on 36,966,420 ordinary shares issued and outstanding as of March 14, 2008.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

As of March 14 2008, approximately 87% of our ordinary shares were held in the United States and there were 39 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.9% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

        Yehuda Zisapel is a principal shareholder and Zohar Zisapel is Chairman of our board of directors and a principal shareholder of our company. They are brothers who do not vote as a group and do not have a voting agreement who, as of March 15, 2008, together control 15.3% of our company. Individually or together, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Packetlight Networks Ltd.	RIT Technologies Ltd.
BYNET Data Communications Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	SANRAD Inc.
BYNET Electronics Ltd.	RADCOM Ltd.	SILICOM Ltd.
BYNET SEMECH (Outsourcing) Ltd.	RAD Data Communications Ltd. and its subsidiaries	WISAIR Inc.
Bynet Software Systems Ltd.	RADLive Ltd.
BYNET Systems Applications Ltd.	RADView Software Ltd.
Chanellot Ltd.	RADVision Ltd.
Commex Technologies Ltd.	RADWARE Ltd.
Internet Binat Ltd	RADWIN Ltd.

        The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

        Mr. Atsmon, one of our directors, also serves as a director of RADVision Ltd., another company in the RAD-BYNET group. Ms Langer, one of our directors, acts as general counsel for several companies in the RAD- BYNET group.

        In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

        Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. We lease our offices from other members of the RAD-BYNET group. The aggregate amount of these expenses was approximately $1.5 million in 2007.

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

Lease Arrangements

        We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility is approximately 51,400 square feet in size. The leases for the majority of this facility are valid until December 2010, with an option to renew for an additional two-year period. Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel. This facility is approximately 5,800 square feet in size. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $778 thousand in 2007.

Supply Arrangement

        We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings. The aggregate purchase price of these components was approximately $3.4 million for the year ended December 31, 2007.

Registration Rights

        In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to ordinary shares which resulted following conversion of their preferred shares immediately prior to the completion of our initial public offering. The agreement grants registration rights to each of:

—	the majority of the holders of the ordinary shares resulting from the conversion of such preferred shares; and

—	Yehuda Zisapel and Zohar Zisapel.

        Under the agreement, each of these shareholders has the right to have its ordinary shares included in certain of our registration statements.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        The annual financial statements required by this item are found at the end of this Annual Report, beginning on Page F-1.

Export Sales

        In 2007, 99% of our sales were to customers located outside of Israel.

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

        The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2003 (Annual)	$7.55	$1.00

2004 (Annual)	8.74	3.70

2005 (Annual)	6.77	3.40

2006 (Annual)	5.74	3.87

2007 (Annual)	21.89	5.11

2006
First Quarter	5.19	3.87
Second Quarter	5.59	4.10
Third Quarter	4.72	3.96
Fourth Quarter	5.74	4.20

2007
First Quarter	6.33	5.11
Second Quarter	11.86	5.55
Third Quarter	19.22	11.53
Fourth Quarter	21.89	9.72

2008
First Quarter (through March 14, 2008)	11.59	6.32

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

September 2007	$19.22	$13.82
October 2007	21.89	15.22
November 2007	17.99	11.35
December 2007	13.91	9.72
January 2008	11.59	7.65
February 2008	9.53	8.02
March 2008 (through March 14, 2008)	8.59	6.32

        The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE. The translation from NIS into U.S. dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2005 (Annual)	$6.67	$3.46

2006 (Annual)	5.70	3.79

2007 (Annual)	20.33	5.15

2005
First Quarter	6.67	4.95
Second Quarter	5.23	4.36
Third Quarter	5.02	4.36
Fourth Quarter	4.62	3.46

2006
First Quarter	5.08	3.84
Second Quarter	5.49	4.18
Third Quarter	5.02	3.79
Fourth Quarter	5.70	4.21

2007
First Quarter	6.40	5.15
Second Quarter	11.20	5.67
Third Quarter	18.68	11.28
Fourth Quarter	20.33	9.79

2008
First Quarter (through March 14, 2008)	11.71	6.67

        The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

September 2007	$18.68	$13.71
October 2007	20.33	15.24
November 2007	19.05	11.58
December 2007	13.95	9.79
January 2008	11.71	7.90
February 2008	9.43	8.35
March 2008 (through March 14, 2008)	8.98	6.67

Markets

See “Offer and Listing Details” above.

ITEM 10.	ADDITIONAL INFORMATION

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven). Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years). The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors’ company.

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

        The Investment Center has granted approved enterprise status to three investment programs at our former facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from these programs. We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income after the commencement of production and will be subject to a reduced company tax of up to 25% for the subsequent period of five years, or up to eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

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

        The Amendment simplifies the approval process: according to the Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center was entitled to approve such programs only until December 31, 2007.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

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

        Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the definition of “foreign investment” took effect retroactively from 2003.

        Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, we did not generate income under the provisions of the new law.

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

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:

—	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

—	deduction over a three-year period of specified expenses incurred with the issuance and listing of shares on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel (including Nasdaq);

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation under Inflationary Conditions

        Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes were measured in real terms in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated us for three years. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in dollars. We filed for one-year extensions in 2006 and 2007. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

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

        Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2007. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. If we were not a PFIC for 2007, U.S. holders who acquired our ordinary shares in 2007 will not be subject to the PFIC rules described below (regardless as to whether we were a PFIC in any prior years) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination.

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

        The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2007 or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

        We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2007, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $200 thousand in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $200 thousand.

        The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2007, we had forward contracts to sell up to $16.3 million for a total amount of approximately NIS 63.6 million (that would mature on or before June 30, 2008), and forward contracts to sell up to €3.0 million for a total of approximately $4.4 million (that would mature on March 31, 2008). During the year ended December 31, 2007 we recognized a loss of $375 thousand as a result of these derivative instruments.

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

Amendment to Articles

In October, 2007, our shareholders approved an amendment to our Memorandum of Association and Articles of Association to reflect an increase in the registered share capital of the Company from NIS 400,000 divided into 40 million shares to NIS 600,000 divided into 60 million shares of a nominal value of One Agora (NIS 0.01) each.

This amendment was described in Item A of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on October 25, 2007, included in our report on Form 6-K, furnished to the SEC on September 24, 2007, which is incorporated herein by reference. The text of the amendments to our Memorandum and Articles of Association as amended in October 2007 are included as Exhibits 1.1 and 1.2 to this annual report.

Use of Proceeds

        As of December 31, 2007, approximately 75% of the net offering proceeds remaining from our initial public offering and from our follow-on offering was invested in short-term investments. The 25% balance of the net offering proceeds was invested in long-term investments. During fiscal year 2007, we used the proceeds for capital expenditures and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures

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

        (b) Management’s Report on Internal Control Over Financial Reporting

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

        (c) Report of Independent Registered Public Accounting Firm on Internal Controls

        See the report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

        (d) Changes in Internal Controls Over Financial Reporting

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2006		2007
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$75,235	78	$260,000	85
Audit-related(2)	11,780	12	10,000	3
Tax (3)	10,000	10	38,000	12

Total	$97,015	100	$308,000	100

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. These fees include fees for the audit of internal control over financial reporting and the audit related to our follow-on equity offering.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning and advice.

Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. The policy requires the Audit Committee’s approval of the scope of the engagement of our independent auditor. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-33 hereof.

Index to Consolidated Financial Statements	PAGE

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets at December 31, 2007 and 2006	F-4 - F-5

Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	F-6

Statements of Changes in Shareholders' Equity for the Years Ended December 31,
2007, 2006 and 2005	F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-8

Notes to Consolidated Financial Statements	F-9 - F-33

ITEM 19.	EXHIBITS

1.1	Memorandum of Association, as amended October 25, 2007 (English translation)

1.2	Articles of Association, as amended October 25, 2007

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)*

8.1	List of Subsidiaries

10.1	Consent of Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD. By: /s/ Ira Palti —————————————— Ira Palti President and Chief Executive Officer

Date: March 26, 2008

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the “Company”) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2q to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”, effective January 1, 2006.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S
ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

        We have audited Ceragon Networks Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 of the Company and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2008	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$10,170	$58,650
Short-term bank deposits		5,364	25,997
Short-term marketable securities	3	6,578	6,399
Trade receivables (net of allowance for doubtful accounts of $ 842
and $ 1,279 at December 31, 2006 and 2007, respectively)		27,433	40,533
Other accounts receivable and prepaid expenses	4	6,925	10,888
Inventories	5	27,311	36,763

Total current assets		83,781	179,230

LONG-TERM ASSETS:
Long-term bank deposits		2,873	12,030
Long-term marketable securities	3	4,500	18,665
Severance pay fund		2,537	3,268

Total long-term assets		9,910	33,963

PROPERTY AND EQUIPMENT, NET	6	2,660	4,447

Total assets		$96,351	$217,640

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$22,147	$25,173
Deferred revenues		3,739	6,702
Other accounts payable and accrued expenses	7	10,627	14,935

Total current liabilities		36,513	46,810

LONG TERM LIABILITIES:
Accrued severance pay		4,352	5,286
Other payables	8a	7,925	4,650

Total long-term liabilities		12,277	9,936

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 and 60,000,000 shares at December 31,
2006 and 2007, respectively; Issued and outstanding:
27,436,090 and 36,918,196 shares at December 31, 2006 and
2007, respectively		68	91
Additional paid-in capital		181,128	281,086
Accumulated other comprehensive income		64	280
Accumulated deficit		(133,699)	(120,563)

Total shareholders' equity		47,561	160,894

Total liabilities and shareholders' equity		$96,351	$217,640

The accompanying notes are an integral part of the consolidated financial statements

March 26, 2008	Naftali Idan	Ira Palti

Date of approval of the	Naftali Idan	Ira Palti
financial statements	Executive Vice President and	President and Chief Executive
	Chief Financial Officer	Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2005	2006	2007

Revenues	11	$73,777	$108,415	$161,888
Cost of revenues		52,487	80,776	103,406

Gross profit		21,290	27,639	58,482

Operating expenses:
Research and development		10,713	13,336	15,457
Less - grants and participations		1,752	1,543	-

Research and development, net		8,961	11,793	15,457
Selling and marketing		13,629	17,420	25,344
General and administrative		3,134	5,170	5,277
Expense in respect of settlement reserve		-	-	450

Total operating expenses		25,724	34,383	46,528

Operating income (loss)		(4,434)	(6,744)	11,954
Financial income, net	12a	607	1,284	1,182

Net income (loss)		$(3,827)	$(5,460)	$13,136

Net earnings (loss) per share:	12b
Basic net earnings (loss) per share		$(0.15)	$(0.20)	$0.44

Diluted net earnings (loss) per share		$(0.15)	$(0.20)	$0.41

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation		Accumulated other comprehensive income	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	25,853,421	$64	$176,546		$(73)	$62	$(124,412)		$52,187

Exercise of stock options	481,582	1	677		-	-	-		678
Amortization of stock compensation related to
accelerated options	-	-	115		-	-	-		115
Amortization of deferred stock compensation	-	-	-		47	-	-		47
Comprehensive loss:
Income tax benefit derived from exercise of
employee stock options *)	-	-	-		-	-	-	$-	-
Unrealized loss from hedging activities	-	-	-		-	(11)	-	(11)	(11)
Net loss	-	-	-		-	-	(3,827)	(3,827)	(3,827)

Total comprehensive loss								$(3,838)

Balance as of December 31, 2005	26,335,003	65	177,338		(26)	51	(128,239)		49,189

Exercise of stock options	1,101,087	3	2,104		-	-	-		2,107
Reversal of deferred stock compensation upon	-
adoption of SFAS 123(R)		-	(26)		26	-	-		-
Stock-based compensation expense	-	-	1,712		-	-	-		1,712
Comprehensive loss:
Income tax benefit derived from exercise of
employee stock options *)	-	-	-		-	-	-	$-	-
Unrealized gain from hedging activities	-	-	-		-	13	-	13	13
Net loss	-	-	-		-	-	(5,460)	(5,460)	(5,460)

Total comprehensive loss								$(5,447)

Balance as of December 31, 2006	27,436,090	68	181,128		-	64	(133,699)		47,561

Issuance of shares, net of issuance expenses	6,990,000	18	88,246		-	-	-		88,264
Exercise of stock options	2,492,106	5	9,954		-	-	-		9,959
Stock-based compensation expense	-	-	1,758		-	-	-		1,758
Comprehensive income:
Income tax benefit derived from exercise of
employee stock options *)	-	-	-		-	-	-		-
Unrealized gain from hedging activities	-	-	-		-	216	-	216	216
Net income	-	-	-		-	-	13,136	13,136	13,136

Total comprehensive income								$13,352

Balance as of December 31, 2007	36,918,196	$91	$281,086	$		$280	$(120,563)		$160,894

*)	The income tax benefit for the years ended December 31, 2005, 2006 and 2007 was $ 168, $ 524 and $1,673, respectively, for which a full valuation allowance was provided (see also Note 10f).

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:

Net income (loss)	$(3,827)	$(5,460)	$13,136
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	972	1,194	1,342
Stock-based compensation expense	162	1,712	1,758
Gain from sale of property and equipment	(2)	(45)	(24)
Accrued severance pay, net	243	533	203
Increase in accrued interest on bank deposits	(42)	(89)	(317)
Interest accrued and amortization of premium on held-to-maturity
marketable securities	269	37	(438)
Increase in trade receivables, net	(8,140)	(12,354)	(13,100)
Increase in other accounts receivable and prepaid expenses	(717)	(1,771)	(3,747)
Decrease (increase) in inventories	2,939	(11,167)	(9,452)
Decrease in long-term receivables	390	-	-
Increase in trade payables	3,034	9,765	3,026
Increase in deferred revenues	342	283	2,963
Increase in other accounts payable and accrued expenses	65	5,086	3,597
Increase (decrease) in other long-term payables	-	7,925	(3,275)

Net cash used in operating activities	(4,312)	(4,351)	(4,328)

Cash flows from investing activities:

Purchase of property and equipment	(938)	(1,393)	(2,855)
Proceeds from sale of property and equipment	20	48	25
Investment in short and long-term bank deposits	(3,993)	(2,495)	(35,654)
Proceeds from maturities of short and long-term bank deposits	3,220	3,586	6,181
Investment in held-to-maturity marketable securities	(4,770)	(3,116)	(22,186)
Proceeds from maturities of held-to-maturity marketable securities	9,176	5,469	8,638

Net cash provided by (used in) investing activities	2,715	2,099	(45,851)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	-	-	88,700
Proceeds from exercise of stock options	678	2,107	9,959

Net cash provided by financing activities	678	2,107	98,659

Increase (decrease) in cash and cash equivalents	(919)	(145)	48,480
Cash and cash equivalents at the beginning of the year	11,234	10,315	10,170

Cash and cash equivalents at the end of the year	$10,315	$10,170	$58,650

Supplemental disclosures of non cash financing and investing activities:
Issuance costs	$-	$-	$436

Purchase of property and equipment	$-	$-	$275

Unrealized gain (loss) from hedging activities	$(11)	$13	$216

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has ten wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 4.84%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 4.19%. The long-term bank deposits are presented at their cost, including accrued interest.

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

During the years ended December 31, 2006 and 2007, all securities accounted in accordance with SFAS 115 were designated by the Company’s management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest, are included in financial income, net.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials	-	using the moving average cost method plus indirect costs.
Work in progress	-	using the moving average cost method plus indirect costs.
Finished products	-	using the moving average cost method plus indirect costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2005, 2006 and 2007, no impairment losses have been identified.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest recognized in the financial statements as interest expenses and penalties recognized in the financial statements as income taxes. As of December 31, 2007, no interest expenses and penalties were recognized. The adoption of the new interpretation did not have a significant impact on the company’s consolidated financial position, results of operations or liquidity.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

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

Revenue from certain arrangements includes multiple elements which are the sale of products and post delivery installation services that are not essential to the functionality of the equipment. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under SAB 104.

In arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met and the Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

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

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company was entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Such grants were recorded as a reduction in research and development costs since when received it was not probable that the grants will be repaid (see also Notes 7 and 8a).

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

Fair value hedging strategy – The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company’s foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

The Company recognized a loss from derivative instruments of $ (28), $ (264) and $ (375) during the years ended December 31, 2005, 2006 and 2007, respectively, which have been recorded in the statement of operations.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2007 is expected to be recognized in the statement of operations over the next three months.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2005	$575
Provision, net of recoveries	295
Write-off	(352)

Balance as of December 31, 2005	518
Provision, net of recoveries	457
Write-off	(133)

Balance as of December 31, 2006	842
Provision, net of recoveries	437

Balance as of December 31, 2007	$1,279

q.	Accounting for stock-based compensation:

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

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

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

The pro-forma table below reflects the Company’s stock-based compensation expense, net loss and basic and diluted net loss per share for the year ended December 31, 2005, had the Company applied fair value recognition provision of SFAS 123, as follows:

Year ended
December 31, 2005

Net loss as reported	$(3,827)
Add: stock-based compensation expenses included in the reported
net loss under APB 25	162
Deduct: stock-based compensation expenses determined under fair
value based method for all awards	(1,884)

Pro forma net loss	$(5,549)

Net loss per share -

Basic and diluted net loss per share - pro forma	$(0.21)

Basic and diluted net loss per share- as reported	$(0.15)

The Company used the Binomial model for options granted with the following weighted-average assumptions for 2005: risk-free interest rates of 3.36%-5.13% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 36.06%-61.73% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2005 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in 2005 was 5 years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under SFAS No. 123R using the Binominal model with the following weighted-average assumptions for 2006 and 2007:

	December 31,
	2006	2007

Dividend yield	0%	0%
Volatility	35.07%-53.19%	35.97%-62.75%
Risk free interest	4.28%-5.41%	2.77%-5.20%
Expected life of option (years)	5.2	4.49

Risk-free interest rates is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; Volatility of price of the Company’s shares based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2006 and 2007, respectively based on actual historical data.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2006 and 2007, was comprised as follows:

	Year ended December 31,
	2006	2007

Cost of revenues	$164	$126
Research and development, net	310	293
Selling and marketing	471	748
General and administrative	767	591

Total stock-based compensation expenses	$1,712	$1,758

Effect of stock-based compensation expenses, on
basic earnings (loss) per share	$0.06	$0.06

Effect of stock-based compensation expenses, on
diluted earnings (loss) per share	$0.06	$0.05

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Severance pay:

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

Severance expense for the years ended December 31, 2005, 2006 and 2007, amounted to approximately $ 824, $ 1,281 and $ 1,168, respectively.

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

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income (loss) relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 267, $ 352 and $ 530, respectively.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 4,514,433, 3,364,631 and 345,014 for the years ended December 31, 2005, 2006 and 2007, respectively.

w.	Reclassification:

Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

x.	Impact of recently issued Accounting Standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The Company has determined that the adoption of SFAS 159 will not have an impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company does not expect that SFAS 141 (Revised) will have any impact on the Company’s historical financial statements upon adoption.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that SFAS 160 will have any impact on the Company’s historical financial statements upon adoption.

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2006				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Held-to-maturity:

U.S. government
and agencies
debts	$4,788	$-	$(89)	$4,699	$1,999	$4	$-	$2,003
Corporate
debentures	6,290	-	(153)	6,137	23,065	-	(426)	22,639

	$11,078	$-	$(242)	$10,836	$25,064	$4	$(426)	$24,642

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

The unrealized losses and gains in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Out of the unrealized loss as of December 31, 2006 and 2007, $ 126 and $ 312, respectively, of losses are outstanding over 12 month period.

Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2007.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2007 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2008 (short-term marketable securities)	$6,399	$6,003
2009	3,244	3,240
2010	15,421	15,399

	$25,064	$24,642

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007

Government authorities	$1,661	$2,273
Prepaid expenses	1,213	4,447
Receivables related to unrecognized sold inventory	3,892	3,353
Other	159	815

	$6,925	$10,888

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	INVENTORIES

	December 31,
	2006	2007

Raw materials	$6,573	$3,872
Work in progress	2,257	4,712
Finished products	18,481	28,179

	$27,311	$36,763

Finished products include products shipped to customers for which revenues were not recognized during the year in the aggregate amount of $ 7,452 at December 31, 2006 and $ 10,254 at December 31, 2007.

During 2005, 2006 and 2007, the Company recorded inventory write-offs for excess inventory in a total amount of $ 7,082, $ 716 and $ 2,353, respectively.

During the fourth quarter of 2005, the Company terminated its legacy product line, closed its in-house production facilities and transferred production activities to its contract manufacturers. As a result of the Company’s assessment of the expected sales from such product line and the use of associated inventory, the Company wrote off excess inventory in a total amount of $ 7,082 in 2005. The Company has been utilizing part of the products related to the components written-off in prior years. During the years 2005 through 2007, inventory previously written-off was used as components in products in the Company’s ordinary course of production and was sold as finished products to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized. The Company has been utilizing written-off inventory of approximately $ 954, $ 426 and $ 208 in the years 2005, 2006 and 2007, respectively.

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2007

Cost:
Computers, manufacturing and peripheral equipment	$9,807	$12,489
Office furniture and equipment	1,109	1,368
Leasehold improvements	577	661

	11,493	14,518

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	7,789	8,903
Office furniture and equipment	663	782
Leasehold improvements	381	386

	8,833	10,071

Depreciated cost	$2,660	$4,447

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $ 972, $ 1,194 and $ 1,342 respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2007

Employees and payroll accruals	$4,098	$6,780
Accrued expenses	1,401	1,983
Royalties to Government authorities (Note 8a)	3,962	4,341
Provision for warranty costs	1,135	1,665
Other	31	166

	$10,627	$14,935

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

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

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement and as of December 31, 2006, the Company is obligated to repay the OCS approximately $ 11,887, of which, $ 3,962 was recorded at December 31, 2006 in short term liabilities and $ 7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest. In addition, the Company is required to continue reporting to the OCS regarding its sales each quarter until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such period. If the resulting amount is more than one-sixth of the $ 11,887, the Company will be required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be accelerated.

The total outstanding obligation as of December 31, 2007 was $ 8,991, of which, $ 4,341 was recorded in short term liabilities and $ 4,650 in long-term liabilities.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2007, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2008	$1,246	$828	$2,074
2009	1,162	396	1,558
2010	1,140	277	1,417
2011 and thereafter	911	96	1,007

	$4,459	$1,597	$6,056

Expenses for lease of facilities for the years ended December 31, 2005, 2006 and 2007 were approximately $ 997, $ 1,115 and $ 1,166 respectively (see also Note 13).

Expenses for the lease of motor vehicles for the years ended December 31, 2005, 2006 and 2007 were approximately $ 928, $ 781 and $ 905 respectively.

c.	Charges and guarantees:

As of December 31, 2007, the Company provided bank guarantees in an aggregate amount of $ 5,226 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

1.	NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations.

The Company believes, based on its legal counselor’s opinion, that the Company does not infringe any valid claim of the NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer made to NEC a provision of $ 450 was accrued in the consolidated financial statements as of December 31, 2007.

2.	In November 2007, the Manufacturers’ Association in Israel (the “Plaintiff”) filed a claim in the Regional Labor Court in Tel Aviv, Israel against the Company. The Plaintiff alleges that it is entitled to receive from the Company organizational fees for the years 2001 through 2007 in the amount of approximately $ 120 as of December 31, 2007. On January 20, 2008, the Company filed a statement of defense denying any liability for such fees, and a preliminary hearing is scheduled on May 6, 2008. The Company is not able to estimate the outcome of the claim at this stage. Accordingly, no provision was accrued in the financial statements as of December 31, 2007.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY

The ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Issuance of shares:

In November 2007, the Company issued 6,990,000 ordinary shares in a follow-on equity offering on Nasdaq Global Market. The offering included 6,000,000 ordinary shares issued to public at price of $ 13.5 per share and additional 990,000 ordinary shares issued to the underwriters. Total proceeds net of issuance costs of approximately $ 6,101, were $ 88,264.

c.	Stock options plans:

1.	Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 Affiliate Employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over one to five years. The options expire ten years from the date of grant.

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

2.	Upon adoption of its share option plans, the Company reserved for issuance 13,523,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2007, the Company still has 375,569 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2007
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,528,785	$4.53
Granted	851,500	$9.13
Exercised	(2,492,106)	$3.99
Forfeited	(264,457)	$5.99

Outstanding at end of the year	4,623,722	$5.59	7.02	$21,569

Options exercisable at end of the year	2,447,751	$4.86	5.78	$12,771

Vested and expected to vest	4,315,559	$5.59	7.02	$20,131

The Company’s options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2005, 2006 and 2007 were $ 1.17, $ 1.31 and $ 4.02, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount is impacted by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the years ended December 31, 2006 and 2007 were $ 3,905 and $ 14,910, respectively. As of December 31, 2007, there was $ 2,806 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

During the third quarter of 2005, he Company accelerated 104,791 options and recorded $ 115 as of stock-based compensation accordingly.

The Company recorded compensation expenses of $ 162, $ 1,712 and $ 1,758 during the years ended December 31, 2005, 2006 and 2007, respectively.

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

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (the “Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

c.	Measurement of taxable income:

Commencing with the year 2003, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election obligates the Company for three years. Accordingly, commencing the year 2003, results for tax purposes are measured in terms of earnings in dollars.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

The Company’s production facilities have been granted an “Approved Enterprise”status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

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

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax.

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

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “CIL Amendment”) and has significantly changed the provisions of the Capital Investments Law. The CIL Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the CIL Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

As a result of the CIL Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provisions of the Capital Investment Law and the CIL Amendment.

The Company has had no taxable income since inception.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Net operating loss carryforward *)	$28,024	$20,705
Temporary differences relating to reserve and allowances	3,511	6,207

Total net deferred tax asset before valuation allowance	31,535	26,912
Valuation allowance	(31,535)	(26,912)

Net deferred tax asset	$-	$-

*)	Including deferred taxes on losses for Israeli income tax purposes as of December 31, 2006 and 2007, derived from the exercise of employee stock options in the amount of $ 4,573 and $ 6,246, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under FAS 123(R) since a full valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

As of December 31, 2007, the Company has provided valuation allowances of $ 26,912 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in the year 2007 amounted to $ 4,623. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

g.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2006 and 2007, in the amount of approximately $ 81,477 and $ 64,409, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2007, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 10,754 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

h.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic	$(2,067)	$(2,000)	$11,621
Foreign	(1,760)	(3,460)	1,515

	$(3,827)	$(5,460)	$13,136

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

	Year ended December 31,
	2005	2006	2007

Pre-tax income (loss) as reported in the consolidated
statements of operations	$(3,827)	$(5,460)	$13,136

Statutory tax rate	34%	31%	29%

Theoretical tax expenses on the above amount at the
Israeli statutory tax rate	$(1,301)	$(1,693)	$3,809
Non-deductible expenses	78	132	142
Non-deductible expenses related to employee stock
options	55	531	510
Deferred taxes on losses (utilization of losses) and
temporary differences for which a valuation
allowance was provided	1,060	939	(4,287)
Tax adjustment due to Approved Enterprise
tax rate	186	120	-
Other	(78)	(29)	(174)

Actual tax expense	$-	$-	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007

Revenues from sales to external customers:

North America	$19,738	$28,162	$34,438
Europe, Middle East and Africa	36,048	41,149	52,121
Asia-Pacific	9,877	32,358	68,387
Latin America	8,114	6,746	6,942

	$73,777	$108,415	$161,888

Property and equipment, net, by geographic areas:

Israel	$2,202	$2,339	$4,094

Others	262	321	353

	$2,464	$2,660	$4,447

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2005	2006	2007
	%

Customer A	*) -	17	10
Customer B	13	*) -	*) -

*)	Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2005	2006	2007

Financial income:
Interest on marketable securities and bank
deposits	$814	$1,044	$1,652

Foreign currency translation differences	-	311	292

	814	1,355	1,944

Financial expenses:
Bank charges	(172)	(71)	(213)
Interest in respect of the OCS (see also Note 8a)	-	-	(518)
Foreign currency translation differences	(35)	-	-
Other	-	-	(31)

	(207)	(71)	(762)

	$607	$1,284	$1,182

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005	2006	2007

Numerator:
Numerator for basic and diluted net earnings
(loss) per share - income (loss) available
to shareholders of Ordinary shares	$(3,827)	$(5,460)	$13,136

Denominator:
Denominator for basic net earnings (loss) per
share - weighted average number of Ordinary
shares	26,137,121	26,728,053	29,692,670

Effect of dilutive securities:
Employee stock options	*) -	*) -	2,408,723

Denominator for diluted net earnings (loss) per
share - adjusted weighted average number of
shares	26,137,121	26,728,053	32,101,393

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of December 31, 2006 and 2007, jointly own 21.6% and 14.4%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management, information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 335, $ 813 and $ 767 in 2005, 2006 and 2007, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. As of June 2008, the Company agreed to extend its facility lease agreement until December 31, 2010. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 800 in 2005, $ 758 in 2006 and $ 778 in 2007.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 1,660, $ 3,009 and $ 3,389 for the years ended December 31, 2005, 2006 and 2007, respectively.

Transactions with related parties:

	Year ended December 31,
	2005	2006	2007

Cost of revenues	$1,861	$3,472	$3,831

Research and development expenses	$445	$637	$579

Selling and marketing expenses	$356	$350	$418

General and administrative expenses	$160	$118	$105

Balances with related parties:

	December 31,
	2006	2007

Trade payables, other accounts payable and accrued expenses	$62	$115