Form 20-F
period 2008-12-31
CERAGON NETWORKS LTD
filed 2009-04-01
CIK 1119769

As filed with the Securities and Exchange Commission on April 1, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,586,701 Ordinary Shares, NIS 0.01 par value.

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

Selected Financial Data

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. The selected financial data have been derived from our audited historical financial statements for each of the years from 2004 to 2008. The selected consolidated statement of income data for the years 2006, 2007, and 2008, and the selected consolidated balance sheet data at December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2004 and 2005, and the selected consolidated balance sheet data at December 31, 2004, 2005 and 2006, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	2004[1]	2005[1]	2006	2007	2008
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$54,831	$73,777	$108,415	$161,888	$217,278
Cost of revenues [2,3]	32,227	52,487	80,776	103,406	144,607

Gross profit	22,604	21,290	27,639	58,482	72,671

Operating expenses:
Research and development	9,772	10,713	13,336	15,457	20,310
Less: grants and participations	2,293	1,752	1,543	-	-

Research and development, net	7,479	8,961	11,793	15,457	20,310
Selling and marketing	11,841	13,629	17,420	25,344	32,252
General and administrative	2,485	3,134	5,170	5,277	7,150

Expense in respect of settlement reserve	-	-	-	450	-

Total operating expenses	21,805	25,724	34,383	46,528	59,712

Operating income (loss)	799	(4,434)	(6,744)	11,954	12,959
Financial income, net	674	607	1,284	1,182	2,184
Other income	141	-	-	-	-

Income (loss) before taxes	1,614	(3,827)	(5,460)	13,136	15,143

Tax benefit	-	-	-	-	10,834

Net income (loss)	1,614	(3,827)	(5,460)	13,136	25,977

Basic net earnings (loss) per share	$0.06	$(0.15)	$(0.20)	$0.44	$0.70

Diluted net earnings (loss) per share	$0.06	$(0.15)	$(0.20)	$0.41	$0.68

Weighted average number of shares
used in computing basic earnings
(loss) per share	25,066,937	26,137,121	26,728,053	29,692,670	36,863,684

Weighted average number of shares
used in computing diluted earnings
(loss) per share[4]	28,069,844	26,137,121	26,728,053	32,101,394	38,338,584

(1)	The deferred stock-based compensation expenses previously presented for the years 2004-2005 in a separate line item were reclassified in the relevant expense line.
(2)	In 2005, the amount includes $7,082 related to a write-off of inventories and $390 related to a write-off of long-term receivables.
(3)	In 2006, the amount includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.
(4)	In 2005 and 2006, all outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,
	2004	2005	2006	2007	2008
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short and
long term bank deposits, short and long
term marketable securities	$37,801	$33,022	$29,485	$121,741	$97,761
Working capital	38,827	34,871	47,268	132,420	136,294
Total assets	73,111	73,992	96,351	217,640	245,238
Total long term liabilities	2,986	3,424	12,277	9,936	6,647
Shareholders' equity	52,187	49,189	47,561	160,894	182,916

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

Risks Relating to Our Business

The current economic and financial crisis may have a material adverse effect on our results.

        The crisis of the financial and credit markets worldwide in the second half of 2008 has led to an economic slowdown worldwide, and the outlook for 2009 is uncertain. A continuation or worsening of unfavorable economic conditions, including the ongoing credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. For example, our preliminary results for the first quarter of 2009 indicate lower revenues and net income than in both the first and last quarters of 2008. We may experience further declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders or in the completion of projects, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future. Currently, we lack of short-term visibility as customers are focused on maintaining flexibility, reducing inventory and conserving their cash.

We face intense competition from other wireless equipment providers. If we fail to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

        The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include Harris Stratex Networks, Inc., Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, DragonWave Inc., Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, offer or are developing products that compete with our products.

        Most of our principal competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. They also have greater name recognition and a larger customer base than we have. Many of these competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, our competitors, especially those from China, may be able to offer customers financing that would increase the attractiveness of their products in comparison to ours.

        Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue. In mid-2006, Nokia and Siemens formed a joint venture to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into NSN. NSN began operations in April 2007. Other examples are the mergers of Alcatel and Lucent and of the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

        We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

Global competition and current market conditions, as well as an increase in the concentration of our business in India and other parts of Asia, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins and profitability.

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

        Also, in recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2007 and 2008, 42% and 52%, respectively, of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

        These factors have resulted in a decrease in our gross margins from 36% for the year ended December 31, 2007 to 33% for the year ended December 31, 2008.

        If we are unable to effectively respond to these pricing pressures, our revenues, gross margins and profitability could be materially reduced, and our gross margins could continue to be reduced.

We will not be able to sustain our recent revenue growth rate during the current economic crisis and may not be able to regain our recent rate of growth in future periods, which may reduce our share price.

         Our revenues have grown rapidly over the last several years. Our revenues for the years ended December 31, 2006, 2007 and 2008 were $108.4 million, $161.9 million and $217.3 million, respectively. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. The preliminary results for the first quarter of 2009 indicate that we will not sustain our recent growth rate in the short term and may not be able to regain this rate of growth in future periods. We expect revenues for the first quarter of 2009 to be lower than in the first and last quarters of 2008. If we are unable to maintain adequate revenue growth, our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company.

We have a history of operating and net losses. We may not operate profitably in the future.

         We have incurred operating and net losses in almost every fiscal year from our inception, other than 2004, 2007 and 2008, and we may incur losses in the future. For the years ended 2005 and 2006, we reported net losses of $3.8 million and $5.5 million, respectively. Our results of operations are likely to decline in 2009. Our preliminary estimate of net income for the first quarter of 2009 is that it will be lower than for the first and last quarters of 2008. As of December 31, 2008, our accumulated deficit was $94.6 million. While we achieved net income of approximately $26.0 million in the year ended December 31, 2008, we cannot assure you that we will operate profitably in the future or that our profitability will not decline. If we do not sustain our profitability, our share price could decline.

Depending on the impact on our business of the current economic crisis, we may face problems in managing any decline in our business.

        If the current economic and financial crisis continues to have an adverse impact on the demand for products or their profitability, we may face difficulties in managing a decline in our business. Our success in handling a contraction of our business will depend on our ability, among other things, to:

—	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

—	control inventories of components ordered by our contract manufacturers required to meet actual demand, including but not limited to handling the effects of excess inventories accumulated by such manufacturers;

—	reduce the costs of manufacturing our products;

—	continue to collect receivables from our customers in full and in a timely manner; and

—	properly balance the size and capabilities of our workforce.

        If we are unable to manage a decline in business, we could fail to manage the costs associated with all aspects of our business, which would have a material adverse effect on our business and results of operations.

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

        We market and sell our products to customers increasingly through three OEMs that integrate our solutions into their product offerings. We anticipate that sales to our three OEMs will constitute an increasing portion our business in the future. For the year ended December 31, 2008, sales to NSN, our largest OEM, represented approximately 24% of our revenues.

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

        Our OEM agreements typically have an initial term between one and five years and automatically renew for successive one year terms. Our agreement with NSN will be renewed on November 1, 2009, unless terminated by either party with three months’ notice prior to such automatic renewal. Under certain customary circumstances, including failure to remedy a breach within 30 days of receiving written notice, either we or NSN may terminate the agreement. In addition, NSN has the right to terminate the agreement in the event we sell all or substantially all of our assets, merge or consolidate with a third party, or undergo a material change of ownership.

        Some of our OEMs also possess significant resources and advanced technical capabilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our solutions. If either of these were to occur, our OEMs may discontinue marketing, distributing and supporting our solutions. NSN is a competitor with regard to some of our solutions.

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

        As of November 2005, we entered into an OEM Purchase and Distribution Agreement, which we refer to as the Nokia OEM Agreement, with Nokia Corporation. Under the Nokia OEM Agreement, Nokia agreed to include our products with its microwave radio product portfolio as Nokia PowerHopper Vario to provide complete wireless transmission networking solutions. After the creation of NSN by Nokia and Siemens in mid-2006, Nokia assigned the Nokia OEM Agreement to NSN. During 2007 and 2008, sales to NSN accounted for approximately 10% and 24%, respectively of our revenues. NSN has products and capabilities to develop products that compete with some of ours, and we cannot assure you that NSN will continue to make substantial purchases of our products under the Nokia OEM Agreement. These purchasing decisions can be made by NSN on a regional basis, product basis or customer basis. If NSN decides to promote NSN’s current or future products rather than ours, NSN could become a more significant competitor of ours, which could decrease our sales to NSN and significantly reduce our revenues.

Consolidation of our potential customer base could harm our business.

        The trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Finally, as our customers become larger they may have more leverage to negotiate better pricing which could harm our revenues and gross margins.

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

We may acquire other businesses, which could result in integration problems and adversely affect our business.

        We may acquire other businesses. In the event that we consummate such transactions, we may be subject to risks such as an inability to effectively integrate our sales force and manufacture and distribute our products and services and an inability to effectively integrate the technology and other processes of the acquired businesses. Such acquisitions may also subject us to risks relating to:

—	the diversion of management’s attention from our core business during the integration process;

—	the management of a larger combined business, including implementing adequate internal controls;

—	the loss of key employees of the acquired businesses; and

—	unanticipated losses in the event the acquisition is not consummated.

However, the acquired businesses may not achieve the anticipated benefits or result in writedown or in result of impairment charges. In the event that we consummate the acquisition of other businesses, these challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

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

        It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. In some instances, we participate in competitive bids in tenders issued by our customers or prospective customers. These tender processes can continue for many months before a decision is made by the customer. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations. During the current global economic crisis, we have experienced a lengthening of our sales cycle and a stretching out of the planned timeline for new customer projects and purchasing decisions.

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

        A majority of our sales are made in countries in Asia, Africa, Europe (including eastern Europe) and the Middle East. For the year ended December 31, 2008, sales in these regions accounted for approximately 83% of our revenues. As a result, the occurrence of any international, political or economic events that adversely affects our business could result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

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

        Inventory of raw materials, work in-process or finished products may accumulate in the future, and we may encounter losses due to a variety of factors including:

—	new generations of products replacing older ones;

—	the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate; and

—	changes in products because of technological advances and cost reduction measures.

        Further, our inventory of finished products may accumulate if a customer were to cancel an order or refuse to physically accept delivery of our products. The rate of such accumulation may increase in a period of economic downturn.

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

        We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products. These purchases are based on our own manufacturing projections. If our actual orders are lower than these manufacturing projections, we may accumulate excess inventory which we may be required to write-off. If we are forced to write-off this inventory other than in our ordinary course of business, our business, financial condition, results of operations could be materially adversely effected.

If we are unable to protect our intellectual property rights, our competitive position may be harmed.

        Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology internationally. We currently rely upon a combination of trade secret, trademark and copyright laws, as well as contractual rights, to protect our intellectual property.

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

        The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. NEC, another wireless equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $450,000 and certain other cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. We are currently awaiting a response from NEC. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged. However, we are not able to estimate the outcome of the discussions with NEC, including whether there could be an adverse effect on our business. In light of the offer we made to NEC, a provision of $450,000 was included in our financial statements as of December 31, 2008.

        We are involved in discussions with another party regarding the licensing of that party’s intellectual property, but we are unable to estimate the outcome of such discussions. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Any such litigation or claim, including any litigation or claim resulting from NEC’s assertion, could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

If we fail to attract and retain qualified personnel, our business, operations and product development efforts may be materially adversely affected.

        Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these areas. We compete with other companies for personnel in all of these areas and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

        In 2008, we derived the majority of our revenues in U.S. dollars. Although a majority of our revenues were denominated in U.S. dollars, a portion of our expenses were denominated in New Israeli shekels, or NIS, and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2008, the NIS fluctuated significantly in comparison to the U.S. dollar, devaluating by 13% in the first half of the year and then appreciating by approximately 13% in the second half of the year. In total, during 2008, the NIS devaluated by 1.14% in comparison to the U.S. dollar. If the U.S. dollar weakens against the NIS in the future, there will be a negative impact on our profit margins. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. In some cases, we are paid in local currencies or maintain monetary assets in local currencies, creating additional exposure to the risk of devaluation of such currencies relative to the dollar.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

        We do not believe that during the year ended December 31, 2008 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Foreign companies may generally be characterized as a PFIC if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

        It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for the taxable year ending December 31, 2009 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2009 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”

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

        As of March 15, 2009, Yehuda Zisapel beneficially owned, directly or indirectly, 6.6% of our outstanding ordinary shares; and Zohar Zisapel beneficially owned, directly or indirectly, 12.8% of our outstanding ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement,. As a result, these shareholders may influence the outcome of various actions that require shareholder approval.

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

        Our principal offices and research and development facilities, and the majority of our contract manufacturers’ facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

—	any major hostilities involving Israel;

—	the interruption or curtailment of trade between Israel and its present trading partners;

—	a full or partial mobilization of the reserve forces of the Israeli army; and

—	a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border, which involved daily missile strikes that disrupted most day-to-day civilian activity in northern Israel. In an attempt to stop missile strikes from the Gaza Strip against Israelis, in January 2009 Israel became engaged in an armed conflict with Hamas in the Gaza Strip, during which missile attacks aimed at populated areas in parts of southern Israel (some of which are in vicinity of warehouse space we use) continued daily, disrupting most day-to-day civilian activity in these areas. These developments have further strained relations between Israel and the Palestinians. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along Israel’s northern borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations.

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

        Some of our executive officers and employees in Israel are, unless exempt, obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

        We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material impact on our business in the future.

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

        In December 2006, we entered into an agreement with the OCS to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we were obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the OCS approximately $7.4 million to retire all the debt remaining from this agreement. We entered into this agreement because we believed that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006 as part of our cost of revenues. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

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

        In the years ended December 31, 2008, 2007 and 2006, our capital expenditures were $5.0 million, $2.9 million and $1.4 million, respectively, and were spent primarily on investment in production test equipment, information-technology systems, equipment for research and development, general computer software and hardware and leasehold improvements. We have no current commitments for capital expenditures.

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

Private Networks

        Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, municipalities and public safety defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including backhaul equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective backhaul solution that can be easily installed and scaled to their bandwidth requirements.

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

Leading Solution for Emerging IP-based Networks. Our IP-based wireless backhaul solutions provide fiber-like performance with high throughput speeds of 50 to 900 megabits per second, high availability and low latency. Our solutions enable wireless service providers to transition to IP-based networks. Our suite of IP-based wireless backhaul products and hybrid network products is currently deployed in hundreds of private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develops technical specifications to promote the adoption of IP-based networks.

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

Network Infrastructure	IP-based		Hybrid			Circuit Switched
Product	FibeAir IP-10/IP-MAX-G	FibeAir 3200T	FibeAir IP-10/IP-MAX-MS	FibeAir 640P	FibeAir 2000/4800	FibeAir 1500P/1500R	FibeAir 3200T

Description	High-Capacity	High-Capacity	High-Capacity	High-Capacity	Unlicensed	High-Capacity	High-Capacity
	Ethernet	Circuit-switched	Multi-Service	PDH	Multi-Service	SDH/SONET	Circuit-switched
		Ethernet		Multi-Service			TDM

Interfaces	Gigabit	Multiple	Gigabet	Fast	Fast	STM-1/OC-3	Multiple
	Ethernet, Fast	Gigabit	Ethernet	Ethernet	Ethernet		STM-1/OC-3
	Ethernet	Ethernet,	multiple E1/T1,	multiple	multiple
		Multiple Fast	Fast Ethernet	E1/T1	E1/T1
		Ethernet	multiple E1/T1

Typical	WiMAX	Metro area	Wireless	Wireless	Private	Wireless	Wireless
Applications	backhaul,	networks, Long	backhaul,	backhaul,	Networks,	backhaul,	backhaul, Long
	Metro area	distance	Private networks	Business	Business	Metro area	distance
	networks,	networks		access	access	networks	networks
Private
networks

Type of	WiMax	Incumbent	Wireless	Wireless	Wireless	Wireless	Wireless
Customers	carriers,	local exchange	service	service	ISPs,	service	service
	Wireless ISPs,	carriers,	providers,	providers	Businesses,	providers,	providers,
	Incumbent	Public	Incumbent local		Public	Incumbent	Incumbent
	local exchange	institutions	exchange		institutions	local	local exchange
	carriers,		carriers			exchange	carriers
	Businesses,					carriers,
	Public					Public
	institutions					institutions

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

        An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of several miles and can extend across a distance of 80 miles or more. The specific distance depends upon the customer’s requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including an indoor and outdoor unit, and all-indoor installations.

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

        The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the year ended December 31, 2008, and the names of representative customers:

Region	Year Ended December 31, 2008	Representative Customers

North America	9%	AT&T, CellularOne, Connectronics, Hutton Communications, XO Communications
Europe, Middle East and Africa	31%	Belgacom, Elro, KPN
Asia Pacific	52%	Bharti Airtel, Digitel Mobile Philippines, IDEA Cellular, Reliance Communications, Tata Teleservices, Vodafone Essar
Latin America	8%	Codetel, Telcel

Sales and Marketing

        We sell our products through a variety of channels, including direct sales, OEMs, distributors and system integrators. Our sales and marketing staff includes approximately 245 employees in 17 countries, who work together with local agents, distributors and OEMs to expand our sales.

        We are a supplier to three OEMs, which together accounted for 33.7% of our revenues for the year ended December 31, 2008. The largest OEM is NSN, with whom we signed an OEM agreement as of November 2005 following several years of joint sales activities. For the year ended December 31, 2008, sales to NSN represented 24.2% of our revenues. We plan to increase our efforts in the development of additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2008, our research, development and engineering staff consisted of 127 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

        We have registered trademarks as follows:

—	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

—	for the standard character mark Ceragon Networks in Canada;

—	for our design mark for FibeAir in the United States, Israel and the European Union;

—	for the standard character mark FibeAir in the United States;

—	for the standard character mark CeraView in the United States, Israel and the European Union; and

—	For the standard character mark Native[2] in the European Union and in Australia.

        Until recently, we have not aggressively pursued patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us. To date, we have filed one non-provisional patent application and six provisional patent applications to protect our proprietary intellectual property in the areas of high capacity data transmission and adaptive modulation radios with native IP and native circuit-switch capabilities. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

Competition

        The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

        We compete with a number of wireless equipment providers in the United States and other countries that vary in size and in the types of products and solutions they offer. Our primary competitors include Harris Stratex Networks, Inc., Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, DragonWave Inc., Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, offer or are developing products that compete with our products.

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

        In December 2006, we entered into an agreement with the OCS to conclude our R&D grant programs sponsored by the OCS. Under the agreement, we were required to repay the OCS approximately $11.9 million in outstanding grants, in semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the OCS approximately $7.4 million to retire all the debt remaining from this agreement. We entered into that agreement because we believed that the accelerating, interest-bearing royalty payments stemming from growth in our revenues significantly reduced the economic benefit of participation in such grants.

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

C. Organizational Structure

        We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks (Aus) Pty Ltd	Australia	100%
Ceragon Networks do Brasil Limitada	Brazil	100%
Ceragon Networks (UK) Limited	England	100%
Ceragon Networks SARL	France	100%
Ceragon Networks (HK) Limited	Hong Kong	100%
Ceragon Networks (India) Private Limited	India	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks (Nigeria) Limited	Nigeria	100%
Ceragon Networks (Philippines), Inc.	Philippines	100%
Ceragon Networks APAC (Singapore) Pte. Ltd.	Singapore	100%

D. Property, Plants and Equipment

        Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 51,100 square feet in Tel Aviv, Israel. The leases for the majority of this space are valid until December 2010, with an option to renew for an additional two-year period.

        In the United States, we lease approximately 5,800 square feet in Paramus, New Jersey, for our North American headquarters. The lease in Paramus is valid until July 2013. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015. We also lease space for our local subsidiaries to conduct sales and marketing activities in their respective regions.

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

         We have grown our revenues from $54.8 million for the year ended December 31, 2004 to $217.3 million for the year ended December 31, 2008, representing a 41% compound annual growth rate, or CAGR. Our revenues for 2008 represent an increase of 34% compared to our revenues for 2007. However, during the first quarter of 2009, due to the global economic crisis, our revenues are projected to be lower than those in the first quarter and last quarters of 2008. In 2008, approximately 31% of our revenues were derived from customers in Europe, the Middle East and Africa and 52% from customers in Asia Pacific.

Industry Trends

        Market trends have placed, and will continue to place, pressure on the selling prices for our products and on our gross margins. The current global economic crisis has created significant challenges to our attempt to maintain or increase revenues. Our objective is to continue to meet the rising demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

—	Challenging Market Conditions. The current global economic crisis has resulted in a lengthening of the sales cycles and planned timeline for new customer projects and stretched our purchasing decisions. Consequently, revenue opportunities have diminished in the short term, and it will be a challenge to restore revenue growth to the rate experienced in the recent past.

—	Growing Number of Global Wireless Subscribers. Growth in the number of global wireless subscribers is being driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding wireless networks and by building new networks.

—	Increasing Demand for Mobile Data Services. Wireless service providers are facing increasing demand from subscribers for mobile data services, including Internet browsing, music and video.

—	Transition to IP-based Networks. Wireless service providers are beginning to deploy all-IP networks and upgrade their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.

        We are also experiencing pressure on our sale prices as a result of several factors:

—	Increased Competition: Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, and growing competition from both start-up companies and well-capitalized telecommunication systems providers.

—	Regional Pricing Pressures: In recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2006, 2007 and 2008, 30%, 42% and 52%, respectively, of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

—	Transaction Size: Competition for larger equipment orders is increasingly intense since the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

—	Sales through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2008, approximately 34% of our sales was to our three OEMs of wireless equipment, rather than directly to end users. We anticipate that sales to OEMs will become an increasing part of our business in the future.

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

        Finally, although our revenues have grown rapidly over the last several years, we will not be able to sustain our recent growth rate in the short term due to the current economic crisis and may not be able to regain this rate of growth in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.

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

        Taxes. Israeli companies are generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “approved enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. As of December 31, 2008, the end of our last fiscal year, our net operating loss carry forwards amounted to approximately $45.7 million for Israeli tax purposes and $9.7 million for U.S. tax purposes.

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

        Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition;

—	Inventory valuation;

—	Provision for doubtful accounts;

—	Stock-based compensation expense;

—	Deferred taxes; and

—	Marketable securities.

        Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Generally, we do not grant a right of return to our customers. When a right of return exists, we create a provision for returns in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition when Right of Return Exists”.

        When sale arrangements include a customer acceptance provision, revenue is recognized when we have demonstrated that the criteria specified in the acceptance provision have been satisfied. In arrangements which include multiple elements, we consider the sale of equipment and its installation to be two separate units of accounting in the arrangement in accordance with EITF 00-21, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met, and we defer the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. Our typical product warranty is between 12 to 36 months at no extra charge. Factors that affect our warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. To assess the probability of collection for revenue recognition purposes, we analyze our historical collection experience, current economic trends and the financial position of our customers. On the basis of these criteria, we decide whether revenue recognition should be deferred and recognized on a cash basis. Deferred revenues include amounts received from customers for which revenue has not been recognized. We also apply Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), regarding arrangements where we also provide third party equipment and report revenues gross as a principal.

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

        Provision for doubtful accounts. We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2008, our allowance for doubtful accounts was $2.5 million and our trade receivables were $73.3 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

        Stock-based compensation expense. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated grant date fair values for all share-based payment awards made to employees and directors. For periods beginning in fiscal 2006, SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, under which we previously accounted for our share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

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

        We selected the binomial option pricing model as the most appropriate fair value method for our share-option awards based on the market value of the underlying shares at the date of grant. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the requisite service period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures and on management’s estimates. If actual forfeitures differ from our estimates, stock-based compensation expense and our results of operations would be impacted.

        Stock-based compensation expense recognized under SFAS 123(R) was $1.7 million, $1.8 million and $2.6 million for the years ended December 31, 2006, 2007 and 2008, respectively.

        Deferred Taxes. We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carryforward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made. During 2008, following our determination that it is more likely than not that we will be able to realize a portion of our deferred tax assets, we recorded a tax benefit of approximately $11.4 million.

        Marketable Securities. Based on our intention with respect to a particular investment at the time of investment, we are generally required to classify our investments under GAAP as held-to-maturity and to reevaluate this classification each reporting period. The classification of the investment may affect our reported results. For investments classified as held-to-maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income.

        We periodically review our marketable securities for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is “other-than-temporary” as defined under FSP 115-1. Factors we consider to make such a determination include our intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. If any impairment is considered “other-than-temporary,” we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statements of Operations.

        During 2008, we did not record other-than-temporary impairment of our marketable securities.

Comparison of Period to Period Results of Operations

        The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2006	2007	2008

Revenues	100.0%	100.0%	100.0%
Cost of revenues	74.5	63.9	66.6

Gross profit	25.5	36.1	33.4

Operating expenses:
Research and development	12.3	9.5	9.3
Less: Grants and participations	1.4	-	-

Research and development, net	10.9	9.5	9.3
Selling and marketing	16.1	15.7	14.8
General and administrative	4.8	3.3	3.3
Expense in respect of settlement reserve	-	0.3	-

Total operating expenses	31.7	28.7	27.4

Operating income (loss)	(6.2)	7.4	6.0
Financial income, net	1.2	0.7	1.0
Tax benefit, net	-	-	5.0

Net income (loss)	(5.0)	8.1	12.0

Year ended December 31, 2007 compared to year ended December 31, 2008

        Revenues. Revenues increased from $161.9 million for the year ended December 31, 2007 to $217.3 million for the year ended December 31, 2008, an increase of $55.4 million, or 34%. This increase was attributable primarily to increased sales of our products to wireless service providers, in particular through our OEM channels, mainly within the Asia/Pacific region. Revenues in the Asia/Pacific region increased to $113.0 million for the year ended December 31, 2008 as compared to $68.4 million for the year ended December 31, 2007. The increase in revenues in the Asia/Pacific region was primarily due to deployment of new cellular networks and the related growth in the number of mobile subscribers in the region. As a percentage of revenues, sales in the Asia/Pacific region increased to 52% for the year ended December 31, 2008 from 42% for the year ended December 31, 2007.

        Cost of Revenues. Cost of revenues increased from $103.4 million for the year ended December 31, 2007 to $144.6 million for the year ended December 31, 2008, an increase of $41.2 million, or 40%. This increase was attributable to increased products purchased from our contract manufacturers in connection with our increased revenues, additional shipping costs that we incur primarily as part of the turnkey projects in which we are increasingly engaging and increased sales through our OEM channels that generate lower gross margin than our direct sales.

        Gross Profit. Gross profit as a percentage of revenues decreased from 36% for the year ended December 31, 2007 to 33% for the year ended December 31, 2008. The decrease resulted from:

—	Sales to OEMs which have increased from $33.7 million for the year ended December 31, 2007 to $73.1 million for the year ended December 31, 2008, an increase of $39.4 million, or 117%. These sales generate lower gross margin than our direct sales.

—	Sales to customers in Asia Pacific, especially India, have increased. These sales have lower gross margin than sales in other regions.

        Research and Development Expenses. Our research and development expenses increased from $15.5 million for the year ended December 31, 2007 to $20.3 million for the year ended December 31, 2008, an increase of $4.8 million, or 31%. The increase in our research and development expenses was attributable primarily to the increase in salaries paid to our research personnel and related costs and increase of expenses paid to subcontractors. As a percentage of revenues, research and development expenses decreased to 9% in the year ended December 31, 2008 compared to 10% for the year ended December 31, 2007.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $25.3 million for the year ended December 31, 2007 to $32.3 million for the year ended December 31, 2008, an increase of $7.0 million, or 28%. This increase was attributable primarily to the salaries and related costs associated with hiring of additional personnel, an increase in commissions paid to our sales and marketing staff as a result of our increased sales in the aggregate amount of $5.5 million, and an increase of $1.5 million in office and other expenses that resulted in part from the opening of additional local sales offices. As a percentage of revenues, selling and marketing expenses were 15% in the year ended December 31, 2008 and 16% in the year ended December 31, 2007.

        General and Administrative Expenses. General and administrative expenses increased from $5.3 million for the year ended December 31, 2007 to $7.2 million year ended December 31, 2008. This increase was attributable primarily to accruals made for doubtful debts in an aggregate amount of $0.8 million and to an increase in expenses related to patent applications, opening new offices abroad and miscellaneous external services in the amount of $0.5 million. As a percentage of revenues, general and administrative expenses were 3% in each of the years ended December 31, 2007 and 2008.

        Settlement Reserve. On August 8, 2007, in response to NEC’s assertion that we have been using its intellectual property in certain of our products, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $0.45 million and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. As a result of this offer, we included a settlement reserve expense of $0.45 million in the year ended December 31, 2007.

        Financial Income, Net. Financial income, net increased from $1.2 million for the year ended December 31, 2007 to $2.2 million for the year ended December 31, 2008, an increase of $1.0 million, or 83%. As a percentage of revenues, financial income, net increased to 1% in the year ended December 31, 2008 compared to 0.7% for the year ended December 31, 2007. Financial income rose because of the interest received on higher cash balances and cash investments following our offering in November 2007.

        Tax Benefit, Net. For the year ended December 31, 2008, we recorded an income tax benefit, net of approximately $10.8 million. The benefit was primarily derived from an increase in deferred income taxes assets reversing valuation allowances on deferred income tax assets of approximately $11.4 million, offset in part by $0.5 million of current taxes. As a percentage of revenues, tax benefit, net represent 5% in the year ended December 31, 2008 compared to none for the year ended December 31, 2007.

        Net Income. Net income increased from $13.1 million for the year ended December 31, 2007 to $26.0 million for the year ended December 31, 2008. As a percentage of revenues, net income increased to 12% for the year ended December 31, 2008 from 8% for the year ended December 31, 2007.

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

        The following table presents information about the rate of inflation in Israel and the exchange rate of the NIS against the dollar:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) %

2004	1.2	(1.6)
2005	2.4	6.8
2006	(0.1)	(8.2)
2007	3.4	(9.0)
2008	3.8	(1.1)

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

Effects of Government Regulations and Location on the Company’s Business

        For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview – Conditions in Israel” in Item 4 and the “Risks Relating to our Location in Israel in Item 3, above.

Liquidity and Capital Resources

        Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and a follow-on offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS. In a follow-on public offering completed in December 2007, we raised a net amount of $88.3 million.

        As of December 31, 2008, we had approximately $97.8 million in cash and cash equivalents, short- and long-term bank deposits, and short- and long-term marketable securities.

        As of December 31, 2008, our cash investments were comprised of the following: 29% consisted of short-term, highly liquid investments with original maturities of up to three months, and 38% consisted of short-term deposits and marketable securities with original maturities of up to one year, with a minimum credit rating of A1/P1. The remaining balance of our liquid assets is invested in corporate debt securities and in bank deposits with maturities of up to three years, carrying a minimum rating of AA-/AA3. Substantially all of these investments are in US dollars.

        Net cash used in operating activities was approximately $11.5 million for the year ended December 31, 2008, $4.3 million for the year ended December 31, 2007 and $4.4 million for the year ended December 31, 2006. In 2008, our cash used in operating activities was affected by:

—	a $30.3 million increase in trade receivables, which was primarily attributable to our increased revenues;

—	a $11.4 million increase in a deferred income tax asset, which was attributable to the creation for the first time of the deferred tax asset.

—	a $3.4 million increase in inventories, which was primarily attributable to an increase in finished goods; and

—	a $5.3 million decrease in other accounts payable and accrued expenses, which was primarily attributable to the retirement of the remaining debt to the OCS from the agreement reached in December 2006 and, in addition, a $4.7 million decrease in long term payables as a result of retiring such debt. The total payment to the OCS was in the amount of $9 million.

        These factors were partially offset by:

—	our net income of $26.0 million; and

—	a $13.9 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers.

        In 2007, our cash used in operating activities was affected by:

—	a $13.1 million increase in trade receivables, which were primarily attributable to our increased revenues;

—	a $9.5 million increase in inventories, which was primarily attributable to an increase in finished goods;

—	a $3.7 million increase in other accounts receivables and prepaid expenses, which was primarily attributable to an increase in prepaid expenses mainly related to deferred revenues from turnkey projects; and

—	a $3.3 million decrease in other long-term payables as a result of two installment payments to the OCS pursuant to the termination of the OCS grant program.

        These factors were partially offset by:

—	our net income of $13.1 million;

—	a $4.2 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers;

—	a $2.4 million increase in other accounts payable and accrued expenses, which was primarily attributable to employee accruals; and

—	a $3.0 million increase in deferred revenues, which were primarily attributable to increased advance payments from customers received as a result of our increasing participation in turnkey projects.

        In 2006, our cash used in operating activities was affected by:

—	our net loss of $5.5 million;

—	a $12.4 million increase in trade receivables which was primarily attributable to our increased revenues; and

—	a $11.2 million increase in inventories which was primarily attributable to an increase in finished goods.

        These factors were partially offset by:

—	a $9.8 million increase in trade payables which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers; and

—	a $7.9 million increase in long-term payables attributable to our termination of the OCS grant program.

        Net cash used in investing activities was approximately $11.3 million for the year ended December 31, 2008, as compared to net cash used in investing activities of approximately $45.9 million for the year ended December 31, 2007 and net cash provided by investing activities of approximately $2.1 million for the year ended December 31, 2006. In the year ended December 31, 2008, our investments of $66.3 million in short-term and long-term bank deposits and $14.9 million in held to maturity marketable securities were partially offset by the proceeds of $13.5 million from held-to-maturity marketable securities and proceeds of $61.4 million from maturity of short- and long-term bank deposits. In addition, there was a purchase of property and equipment in a net amount of $5 million. In the year ended December 31, 2007, the proceeds of $8.6 million from held-to-maturity marketable securities and proceeds of $6.2 million from maturity of short- and long-term bank deposits were offset by our investments of $35.7 million in short-term and long-term bank deposits and $22.2 million in held to maturity marketable securities. These investments were attributable to the proceeds from the follow-on public offering completed in November 2007. In addition, there was a purchase of property and equipment in a net amount of $2.9 million. In the year ended December 31, 2006, our cash generated from investing activities resulted from $3.6 million in proceeds from maturities of short-term and long-term bank deposits and $5.5 million in proceeds from held-to-maturity marketable securities which were partially offset by investments in short-term and long-term bank deposits in the amount of $2.5 million, investments in held-to-maturity marketable securities in the amount of $3.1 million and the purchase of property and equipment in the amount of $1.4 million.

        Net cash used in financing activities was approximately $7.6 million for the year ended December 31, 2008 as compared to net cash provided by financing activities of $98.7 million for the year ended December 31, 2007 and net cash provided by financing activities of $2.1 million for the year ended December 31, 2006. For the year ended December 31, 2008, the Company used an amount of $7.9 million to purchase treasury shares as part of the Company’s share repurchase program. For the year ended December 31, 2007, a net amount of $88.7 million consisted of the net proceeds of the issuance of shares in a follow-on public offering. The balance of the cash as of December 31, 2007 and 2006 consisted of proceeds from exercises of share options by employees.

        As of December 31, 2008, our principal commitments consisted of $7.9 million for obligations outstanding under non-cancelable operating leases.

        In October 2008, we announced the adoption a share repurchase program under which under which the total amount to be paid for the repurchase of shares would not exceed $20 million. As of December 31, 2008, we had purchased 1,499,803 shares at a weighted average price per share of approximately $5.28 per share.

        Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, the level of our gross profit and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate that our capital expenditures during 2009 will be primarily for the purchase of testing equipment and office equipment.

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

        Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2008, our research, development and engineering staff consisted of 127 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Operating lease obligations[1]	7,874	2,829	3,728	1,041	276
Purchase obligations[2]	35,305	35,305	-	-	-
Other long-term commitment[3]	2,582	-	-	-	2,582

Total	45,761	38,134	3,728	1,041	2,858

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2008 was approximately $6.6 million, of which approximately $4.1 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $2.6 million.

New Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combinations” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. We do not expect that SFAS 141 (Revised) will have any impact on our historical financial statements upon adoption.

        In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that SFAS 160 will have any impact on our historical financial statements upon adoption.

        In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP 140-3”). FSP 140-3 concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP 140-3 is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of FSP 140-3 is not expected to have a material effect on the Company’s results of operations or financial position.

        In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157.

        In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. We do not expect the adoption of SFAS 161 will have a material impact on our consolidated financial position, results of operations or cash flows.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 became effective in November 2008. The adoption of this statement is not expected to have a material effect on our financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table lists our current directors and senior management:

Name	Age	Position

Zohar Zisapel	60	Chairman of the Board of Directors
Ira Palti	51	President and Chief Executive Officer
Naftali Idan	57	Executive Vice President and Chief Financial Officer
Hillik Rave	57	Executive Vice President, Worldwide Operations
Eran Westman	38	Executive Vice President, Worldwide Sales
Sharon Ganot	40	Vice President, Human Resources
Udi Gordon	42	Vice President, Business Development
Norman Kotler	57	General Counsel and Corporate Secretary
Aviv Ronai	40	Chief Marketing Officer
Hagai Zyss	37	Vice President, Research and Development
Joseph Atsmon	60	Director
Yael Langer	44	Director
Yair E. Orgler	69	Director
Avi Patir	60	Director

        Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as chairman of two other public companies – RADVision Ltd. and RADCOM Ltd. – and as chairman or director of several private companies. Since July 2008, Mr. Zisapel has been a director of Amdocs Limited, a public company. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

        Eran Westman has served as our Executive Vice President, Worldwide Sales since October 2008. From January 2004 to September 2008, Mr. Westman served as President Asia Pacific, and from July 2001 to December 2003, he was Vice President Sales for Europe, the Middle East and Africa. Prior to joining Ceragon, Mr. Westman served from 1991 to 1996 in the electronic research and development department of the Israeli Ministry of Defense. Mr. Westman holds a LL.B degree from the Herzog Faculty of Law at Bar Ilan University.

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

        Udi Gordon has served as our Vice President, Business Development since October 2008. From 2003 to 2008, Mr. Gordon headed our research and development department, his most recent position being Executive Vice President R&D. From 1997 until June 2003, he served as a senior manager in our research and development department. From 1990 until 1997, Mr. Gordon served in the electronic research and development department in the Israeli Ministry of Defense. Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude) and an M.B.A. from Bar-Ilan University.

        Norman Kotler has served as our General Counsel and Corporate Secretary since August 2004. Prior to joining Ceragon, Mr. Kotler was General Counsel and Corporate Secretary at Sapiens International Corporation (2003-2004) and Aprion Digital Ltd. (2001-2003). From 1989 to 2001, Mr. Kotler was the chief legal advisor at ECI Telecom Ltd., his last position there being Associate Vice President, Legal Affairs and Corporate Secretary. Before joining ECI Telecom, Mr. Kotler was associated with law firms in Israel and in Phoenix, Arizona. Mr. Kotler received a J.D. from University of Arizona, an M.A. in history from University of Toronto and a B.A. in history (summa cum laude) from York University (Toronto).

        Aviv Ronai has served as our Chief Marketing Officer since October 2006. From January 1998 to October 2006, Mr. Ronai held several senior marketing positions at ECI Telecom Ltd., the last one being Vice President of Marketing and Communications. From 1991 to 1997 he served in the Israeli Air Force as a telecommunication officer and project manager. Mr. Ronai received a B.Sc. in electrical and electronics engineering and an M.B.A. from Tel-Aviv University.

        Hagai Zyss has served as our Vice President, Research and Development since October 2008. Previously, Mr. Zyss served in our research and development from June 2000, his most recent position being Vice President Next Generation Networks. Prior to joining Ceragon, Mr. Zyss served from 1993 to 2000 in the electronic research and development department of the Israeli Ministry of Defense. Mr. Zyss received B.Sc. and M.Sc. degrees (cum laude) in electrical engineering and electronics from Tel-Aviv University.

        Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001 and of RADVision Ltd. since June 2003. From November 2005 until December 2008, Mr. Atsmon was a director of VocalTec Communications Ltd.. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development. Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Marketplace Rules (the “Nasdaq Rules”) and is our audit committee chairman and financial expert.

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

        Yair E. Orgler has served as a director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Bank Hapoalim, B.M., Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

        Avi Patir has served as a director since March 2007. Mr. Patir is President for Mobile Broadband (WiMAX) at MIRS Communications Ltd., a wholly-owned subsidiary of Motorola Israel Ltd. From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Prior to that, Mr. Patir served for many years in the Israeli Defense Forces, retiring as a full Colonel. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd. Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Compensation of Directors and Senior Management

        The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2008. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and senior management as a group, consisting of 14 persons	$2,362,397	$274,726

        During 2008, we granted to our directors and senior management 400,000 options to purchase ordinary shares, in the aggregate, with exercise prices of $5.10 and $9.09 per share. The options expire 10 years after grant.

        Other than payment of fees to our external directors as required by the Companies Law, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors. For more information, please see “Remuneration of Directors” and “The 2003 Share Option Plan” below and Note 9 to our Consolidated Financial Statements included as Item 18 in this annual report.

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

Terms of Directors

        Our Articles of Association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting and voting thereon. In accordance with the provisions of the Companies Law, each of our external directors, as further described below, serves a three-year term, which may be extended by additional three-year terms. At the annual general meeting of shareholders in September 2004, our Articles of Association were amended to provide for a classified board of directors. The board of directors is presently divided into two classes: Class I and Class II. Each director (other than an external director), when and however elected, will be designated as a member of one of the two classes of directors. The director (other than a director elected to fill a vacancy as permitted under our Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Ms. Langer is currently our Class I director, serving for a term ending at the 2011 annual general meeting. Messrs. Zisapel and Atsmon are currently our Class II directors, serving for a term ending at the 2009 annual general meeting of the shareholders.

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

        According to an amendment to the Companies Law adopted in 2008, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as director nor shall serve as director in a public company. A public company shall not summon a general assembly whose agenda includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and that states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

        A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate on such notice.

        As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Market, we are required to comply with the rules of the SEC and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Rules, a majority of our directors is required to be independent and, under the Israeli Companies Law, we are required to appoint at least two external directors. According to an amendment to the Companies Law adopted in 2008, a public company may provide in its articles that independent directors (as defined in the Companies Law) in such minimal number as shall be determined by the company shall serve in its board of directors. According to the Companies Law, an independent director is a director who meets the qualifications required for the appointment of such director as an external director in the company, other than the requirement for possession of “accounting and financial expertise” or “professional qualifications”, as shall be approved by audit committee, and who has not served as a director on the board of directors of the company for more than nine consecutive years. We did not amend our articles of association to provide for the appointment of independent directors according to the Companies Law.

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

External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

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

        According to regulations promulgated under the Companies Law:

—	A public company may appoint an external director to serve as director in its wholly owned and controlled subsidiaries, subject to certain conditions;

—	A person who served as an external director in a target company which was merged into the acquiring company shall not be deemed to have an affiliation with the acquiring company;

—	A person who had an affiliation with a corporation (other than the public company or other corporation under its control) which is under the control of the controlling shareholder of a public company, only in such period in which such controlling shareholder was not the controlling shareholder of the public company, shall not be deemed to have an affiliation during the two years period preceding the date of appointment;

—	A business or professional relationship shall not be deemed as an affiliation if all of the following conditions are met: (i) the relationship is negligible for both the person who is the nominee to be appointed as an external director and the company; (ii) the relationship commenced prior to such person’s appointment; (iii) the audit committee resolved, prior to the appointment, based on facts presented to it, that the condition detailed in clause (i) is fulfilled; and (iv) the existence of a business or professional relationship and the approval of the audit committee were brought to the attention of the shareholders meeting prior to the approval of the appointment.

        An external director who ceases to possess any qualification required under the Companies Law for holding the office of an external director must inform the company immediately and his/her office shall terminate upon such notice.

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

        According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’ place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the audit committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively. However, remuneration of an external director in an amount which less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the audit committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the External Directors Remuneration Regulations. We pay our external directors a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition we have granted our external directors options to purchase the Company’s shares.

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

        We have appointed the firm of Chaikin, Cohen, Rubin & Co., Certified Public Accountants (Isr.) as our internal auditor.

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

        Regular Tender Offer. According to regulations promulgated under the Israeli Securities Law, an action of an offeror which is intended to persuade the public to sell to the offeror securities, including securities which may be converted or exercised into shares of a public company, constituting more than 5% of such registered securities, within any 6 month period, but excluding the acquisition of such securities on a stock exchange, must be made by a way of a tender offer directed to all such securities holders on equal terms.

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

Employees

        As of December 31, 2008, we had 444 employees worldwide, of whom 127 were employed in research, development and engineering, 245 in sales and marketing, 35 in management and administration and 37 in operations. Of these employees, 265 were based in Israel, 24 were based in the United States, 19 were based in Europe, 20 were based in Latin America and 116 were based in Asia-Pacific.

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

        Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for mandatory health insurance. The total payments to the National Insurance Institute are equal to approximately 17.43% of an employee’s salary (up to a maximum amount), of which the employee contributes approximately 12.00% and the employer contributes approximately 5.43% of the salary.

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

Share Ownership

        The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 15, 2009. The percentage of outstanding ordinary shares is based on ordinary shares outstanding as of March 15, 2009.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (1)	Range of exercise prices per share of stock options

Zohar Zisapel	4,101,559	12.0	390,000	$2.00 - $11.75
Ira Palti	-	-	1,045,000	$4.49 - $9.09
All directors and senior
management as a group,
consisting of 14 people (2)	4,101,559	12.0	2,750,250	$1.50 - $11.75

(1)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(2)	Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 15, 2009 (including options held by each such person and which are vested or shall become vested within 60 days of March 15, 2009) and have therefore not been separately disclosed.

Stock Option Plans

1996 Key Employee Share Incentive Plan

        In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group were eligible to participate in the plan. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2008:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

387,200	387,200	$6.54

Affiliate Employees Option Plan

        In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of February 2003 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before February 2003 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the 1996 key employee share incentive plan. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2008:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

339,208	339,208	$4.21

        In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the 1996 key employee share incentive plan and the affiliate employees plan for grants pursuant to the 2003 share option plan.

The 2003 Share Option Plan

        In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that were introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a "qualified plan" as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The option committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The option committee has an authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following table presents option grant information for this plan as of December 31, 2008.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price

13,546,780	338,482	4,666,093	$ 5.39

        The following table presents certain option grant information concerning the distribution of options (granted under all three plans of the Company) among directors and employees of the Company as of December 31, 2008:

	Options Outstanding	Unvested Options

Directors and senior management	2,510,250	836,043

All other grantees	2,882,251	1,406,747

        During 2008, our board of directors approved a stock option exchange program for certain share options that were granted during 2007 and 2008 until the date of the exchange program (“the Options”). Under the exchange program, we offered our employees the opportunity to exchange the Options for new options to be granted to them on the date of the exchange. These new options would have a new exercise price which would be equal to the closing price of our Ordinary shares on the NASDAQ Global Market on the date the new options were granted. As a result of the exchange, on November 6, 2008 391,000 options with an exercise price ranging between $7 to 17 per share were cancelled and 391,000 options with an exercise price of $5.65 per share were granted. According to the program, those new options will vest over a period of four years commencing on the date of the exchange.

Amendment

        Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth stock ownership information as of March 15, 2009 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)

Zohar Zisapel (2)(3)	4,441,559	12.8%
Yehuda Zisapel (2)	2,238,000	6.6%
William Leland Edwards et al. (4)	1,858,800	5.4%

(1)	Based on ordinary shares issued and outstanding as of March 15, 2009.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

(3)	During 2008, Zohar Zisapel increased his beneficial ownership of our ordinary shares by 1,011,872 shares, as reflected in a Statement on Schedule 13D filed with the SEC on November 24, 2008 by Mr. Zisapel.

(4)	Based on information provided in a Statement on Schedule 13G filed with the SEC on February 17, 2009 by William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors, Palo Alto Investors LLC (“PAI”). Palo Alto Investors is the manager of PAI. William Leland Edwards is the controlling shareholder of Palo Alto Investors and has sole voting and dispositive power over 28,200 of the ordinary shares, and shared voting and dispositive power over 1,830,600 of the ordinary shares. Anthony Joonkyoo Yun, MD, is the President of Palo Alto Investors and PAI. Dr. Yun, Palo Alto Investors and PAI have shared voting and dispositive power over 1,830,600 of the ordinary shares. The principal business office of the shareholder is 470 University Avenue, Palo Alto, California, 94301.

As of March 15, 2009, approximately 87% of our ordinary shares were held in the United States and there were 33 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 94% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

        Yehuda Zisapel is a principal shareholder who, as of March 15, 2009, beneficially owns 6.6% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 12.8% of our ordinary shares as of March 15, 2009. They are brothers who do not vote as a group and do not have a voting agreement. Individually or together, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group. These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Internet Binat Ltd.	RADLive Ltd.
BYNET Data Communications Ltd.	Packetlight Networks Ltd.	RADVision Ltd.
BYNET Electronics Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADWARE Ltd.
BYNET SEMECH (Outsourcing) Ltd.		RADWIN Ltd.
BYNET Software Systems Ltd.	RADCOM Ltd.	SANRAD Inc.
BYNET Systems Applications Ltd.	RAD Data Communications Ltd. and its subsidiaries	SILICOM Ltd.
Chanellot Ltd.		WISAIR Inc.
Commex Technologies Ltd.

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

        Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. We lease our offices from other members of the RAD-BYNET group. The aggregate amount of these expenses was approximately $2.6 million in 2008.

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

Lease Arrangements

        We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility is approximately 51,100 square feet in size. The leases for the majority of this facility are valid until December 2010, with an option to renew for an additional two-year period. Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel. This facility is approximately 5,800 square feet in size. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.4 million in 2008.

Supply Arrangement

        We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings. The aggregate purchase price of these components was approximately $4.3 million for the year ended December 31, 2008.

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

Export Sales

        In 2008, 99% of our sales were to customers located outside of Israel.

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

        The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2004 (Annual)	$8.74	$3.70

2005 (Annual)	6.77	3.40

2006 (Annual)	5.74	3.87

2007 (Annual)	21.89	5.11

2008 (Annual)	11.59	4.30

2007
First Quarter	6.33	5.11
Second Quarter	11.86	5.55
Third Quarter	19.22	11.53
Fourth Quarter	21.89	9.72

2008
First Quarter	11.59	6.07
Second Quarter	11.45	7.50
Third Quarter	9.51	6.30
Fourth Quarter	7.56	4.30

2009
First Quarter (through March 13, 2009)	$5.68	$4.17

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

September 2008	$9.51	$7.05
October 2008	7.56	4.30
November 2008	6.14	4.42
December 2008	5.65	4.62
January 2009	5.83	4.76
February 2009	5.68	4.46
March 2009 (through March 13, 2009)	4.78	4.17

        The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE. The translation from NIS into U.S. dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2005 (Annual)	$6.67	$3.46

2006 (Annual)	5.70	3.79

2007 (Annual)	20.33	5.15

2008 (Annual)	11.56	4.57

2007
First Quarter	6.40	5.15
Second Quarter	11.20	5.67
Third Quarter	18.68	11.28
Fourth Quarter	20.33	9.79

2008
First Quarter	11.56	6.15
Second Quarter	11.30	7.40
Third Quarter	9.49	6.37
Fourth Quarter	7.43	4.57

2009
First Quarter (through March 13, 2009)	5.59	4.20

        The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

September 2008	$9.49	$7.31
October 2008	7.43	4.48
November 2008	6.27	4.34
December 2008	5.89	4.66
January 2009	5.84	4.81
February 2009	5.59	4.56
March 2009 (through March 13, 2009)	4.69	4.20

Markets

See “Offer and Listing Details” above.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

        A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The memorandum of association and articles of association as amended in October 2007 were previously provided in our annual report on Form 20-F for the year 2007 and are incorporated herein by reference.

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

        Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, we did not generate income under the provisions of the new law.

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

Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs have not had a material effect on the Company.

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

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

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

        Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

Tax Consequences if We Are a Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which either, after applying certain look-through rules, (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income (the “Asset Test”). For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

        Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2008. However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. If we were not a PFIC for 2008, U.S. holders who acquired our ordinary shares in 2008 will not be subject to the PFIC rules described below (regardless as to whether we were a PFIC in any prior years) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

        As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes which deferral is subject to an interest charge. We will supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election if we are a PFIC. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includible will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. A U.S. holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

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

        As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq GLobalMarket. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

        The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2008 or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless in the case of U.S. federal income taxes:

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

        We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2008, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $900 thousand in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $900 thousand.

        The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2008, we had forward contracts to sell up to $22.6 million for a total amount of approximately NIS 86.6 million (that would mature on or before December 31, 2009), and forward contracts to sell up to €3.0 million for a total of approximately $4.2 million (that would mature on March 31, 2009). During the year ended December 31, 2008 we recognized a profit of $1.4 million as a result of derivative instruments.

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

This amendment was described in Item A of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on October 25, 2007, included in our report on Form 6-K, furnished to the SEC on September 24, 2007, which is incorporated herein by reference. The text of the amendments to our Memorandum and Articles of Association as amended in October 2007 are incorporated herein by reference.

Use of Proceeds

        As of December 31, 2008, approximately 70% of the net offering proceeds remaining from our initial public offering and from our follow-on offering was invested in short-term investments. The 30% balance of the net offering proceeds was invested in long-term investments. During fiscal year 2008, we used the proceeds for capital expenditures, repurchase of the Company’s shares and general corporate purposes.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

        (c) Attestation Report of Independent Registered Public Accounting Firm

        Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under “Item 18. Financial Statements” on page F-3, and such report is incorporated herein by reference.

        (d) Changes in Internal Controls Over Financial Reporting

        There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.	CODE OF ETHICS

        In November 2003, the Company’s board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

        The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed by the auditors.

	Year Ended December 31,
	2007		2008
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$260,000	85	$240,000	89
Audit-related(2)	10,000	3	-	-
Tax (3)	38,000	12	30,000	11

Total	$308,000	100	$270,000	100

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. These fees include fees for the audit of internal control over financial reporting and the work related to our follow-on equity offering that occurred in 2007.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent registered public accounting firm, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The chart below provides information on our purchases of our ordinary shares during the year ended December 31, 2008:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Programs (1)

January 1 through January 31, 2008	0	N/A	0	N/A
February 1 through February 29, 2008	0	N/A	0	N/A
March 1 through March 31, 2008	0	N/A	0	N/A
April 1 through April 30, 2008	0	N/A	0	N/A
May 1 through May 31, 2008	0	N/A	0	N/A
June 1 through June 30, 2008	0	N/A	0	N/A
July 1 through July 31, 2008	0	N/A	0	N/A
August 1 through August 31, 2008	0	N/A	0	N/A
September 1 through September 30, 2008	0	N/A	0	N/A
October 1 through October 31, 2008	0	N/A	0	N/A
November 1 through November 30, 2008	812,792	$5.35	812,792	$15,655,236
December 1 through December 31, 2008	687,011	$5.15	1,499,803	$12,115,026

(1)	On October 27, 2008, our board of directors authorized a share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $20 million. The timing and the amounts purchased will be at the Company’s discretion, and the purchases may occur in the open market or in negotiated or block transactions, all subject to regulatory requirements. As of December 31, 2008, we had purchased 1,499,803 shares at a weighted average price per share of approximately $5.28 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we follow in lieu of Nasdaq Rules are described below:

        The Nasdaq Rules require shareholder approval of stock option plans available to officers, directors or employees. We have decided to follow home country practice in lieu of obtaining shareholder approval for our share option plans. We seek shareholder approval for the adoption or amendment of share option plans only as required by our share option plans and Articles of Association and under Israeli law. Subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of share options to directors and controlling shareholders or plans that require shareholder approval for other reasons.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-34 hereof.

Index to Consolidated Financial Statements	PAGE

Reports of Independent Registered Public Accounting Firm	F-2 - F-3
Consolidated Balance Sheets at December 31, 2008 and 2007	F-4 - F-5
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006	F-6
Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2008, 2007 and 2006	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	F-8
Notes to Consolidated Financial Statements	F-9 - F-34

ITEM 19.	EXHIBITS

1.1	Memorandum of Association, as amended October 25, 2007 (English translation)*

1.2	Articles of Association, as amended October 25, 2007 *

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**

8.1	List of Subsidiaries

10.1	Consent of Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibits 1.1 and 1.2 to the Company’s Annual Report on Form 20-F for the year 2007 and incorporated herein by reference.

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

Date: April 1, 2009

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ceragon Networks Ltd.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the “Company”) and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

        We have audited Ceragon Networks Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated April 1, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2009	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$58,650	$28,224
Short-term bank deposits		25,997	35,044
Short-term marketable securities	3	6,399	2,187
Trade receivables (net of allowance for doubtful accounts of $ 1,279
and $ 2,517 at December 31, 2007 and 2008, respectively)		40,533	70,811
Other accounts receivable and prepaid expenses	4	10,888	11,508
Deferred tax asset		-	4,082
Inventories	5	36,763	40,113

Total current assets		179,230	191,969

LONG-TERM ASSETS:
Long-term bank deposits		12,030	8,204
Long-term marketable securities	3	18,665	24,102
Severance pay fund		3,268	4,065
Long term deferred tax asset		-	8,007

Total long-term assets		33,963	44,378

PROPERTY AND EQUIPMENT, NET	6	4,447	8,891

Total assets		$217,640	$245,238

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$26,341	$41,748
Deferred revenues		6,702	5,886
Other accounts payable and accrued expenses	7	13,767	8,041

Total current liabilities		46,810	55,675

LONG TERM LIABILITIES:
Accrued severance pay		5,286	6,647
Other payables	8a	4,650	-

Total long-term liabilities		9,936	6,647

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2007 and 2008;
Issued: 36,918,196 and 37,086,504 shares at December 31, 2007 and 2008, respectively; Outstanding: 36,918,196 and 35,586,701
and shares at December 31, 2007 and 2008, respectively.		91	91
Additional paid-in capital		281,086	285,141
Treasury shares at cost - 1,499,803 ordinary shares as of December
31, 2008		-	(7,923)
Accumulated other comprehensive income, net of taxes		280	193
Accumulated deficit		(120,563)	(94,586)

Total shareholders' equity		160,894	182,916

Total liabilities and shareholders' equity		$217,640	$245,238

The accompanying notes are an integral part of the consolidated financial statements

April 1, 2009

Date of approval of the financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2006	2007	2008

Revenues	11b	$108,415	$161,888	$217,278
Cost of revenues		80,776	103,406	144,607

Gross profit		27,639	58,482	72,671

Operating expenses:
Research and development		13,336	15,457	20,310
Less - grants and participations		1,543	-	-

Research and development, net		11,793	15,457	20,310
Selling and marketing		17,420	25,344	32,252
General and administrative		5,170	5,277	7,150
Expense in respect of settlement reserve		-	450	-

Total operating expenses		34,383	46,528	59,712

Operating income (loss)		(6,744)	11,954	12,959
Financial income, net	12a	1,284	1,182	2,184

Income (loss) before taxes		(5,460)	13,136	15,143

Tax benefit		-	-	10,834

Net income (loss)		$(5,460)	$13,136	$25,977

Net earnings (loss) per share:	12b

Basic net earnings (loss) per share		$(0.20)	$0.44	$0.70

Diluted net earnings (loss) per share		$(0.20)	$0.41	$0.68

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	26,335,003	$65	$177,338	$-	$(26)	$51	$(128,239)		$49,189

Exercise of stock options	1,101,087	3	2,104	-	-	-	-		2,107
Reversal of deferred stock compensation upon
adoption of SFAS 123(R)	-	-	(26)	-	26	-	-		-
Stock-based compensation expense	-	-	1,712	-	-	-	-		1,712

Income tax benefit derived from exercise of
employee stock options *)	-	-	-	-	-	-	-	$-	-
Comprehensive loss:
Unrealized gain from hedging activities	-	-	-	-	-	13	-	13	13
Net loss	-	-	-	-	-	-	(5,460)	(5,460)	(5,460)

Total comprehensive loss								$(5,447)

Balance as of December 31, 2006	27,436,090	68	181,128	-	-	64	(133,699)		47,561

Issuance of shares, net of issuance expenses	6,990,000	18	88,246	-	-	-	-		88,264
Exercise of stock options	2,492,106	5	9,954	-	-	-	-		9,959
Stock-based compensation expense	-	-	1,758	-	-	-	-		1,758

Income tax benefit derived from exercise of
employee stock options *)	-	-	-	-	-	-	-	$-	-
Comprehensive income:
Unrealized gain from hedging activities	-	-	-	-	-	216	-	216	216
Net income	-	-	-	-	-	-	13,136	13,136	13,136

Total comprehensive income								$13,352

Balance as of December 31, 2007	36,918,196	91	281,086	-	-	280	(120,563)		160,894

Income tax benefit derived from deductible
issuance expenses	-	-	803	-	-	-	-	-	803
Exercise of stock options	168,308	**) -	695	-	-	-	-	-	695

Purchase of treasury shares at cost	(1,499,803)	-	-	(7,923)	-	-	-	-	(7,923)
Stock-based compensation expense	-	-	2,557	-	-	-	-	-	2,557

Income tax benefit derived from exercise of
employee stock options *)	-	-	-	-	-	-	-	$-	-
Comprehensive income:
Unrealized loss from hedging activities, net
of taxes		-	-	-	-	(87)	-	(87)	(87)
Net income	-	-	-	-	-	-	25,977	25,977	25,977

Total comprehensive income								$25,890

Balance as of December 31, 2008	35,586,701	$91	$285,141	$(7,923)	$-	$193	$(94,586)		$182,916

*)	The income tax benefit for the years ended December 31, 2006, 2007 and 2008 was $ 524, $ 1,673 and $ 249, respectively, for which a valuation allowance was provided (see also Note 10f).

**)	Represent an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$(5,460)	$13,136	$25,977
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	1,194	1,342	2,070
Stock-based compensation expense	1,712	1,758	2,557
Gain from sale of property and equipment	(45)	(24)	-
Accrued severance pay, net	533	203	564
Increase in accrued interest on bank deposits	(89)	(317)	(330)
Accrued interest and amortization of premium on held-to-maturity
marketable securities	37	(438)	126
Increase in trade receivables, net	(12,354)	(13,100)	(30,278)
Increase in other accounts receivable and prepaid expenses	(1,771)	(3,747)	(640)
Increase in inventories, net	(11,167)	(9,452)	(3,350)
Increase in trade payables	9,765	4,194	13,922
Increase (decrease) in deferred revenues	283	2,963	(816)
Increase in deferred tax asset	-	-	(11,353)
Increase (decrease) in other accounts payable and accrued expenses	5,086	2,429	(5,343)
Increase (decrease) in other long-term payables	7,925	(3,275)	(4,650)

Net cash used in operating activities	(4,351)	(4,328)	(11,544)

Cash flows from investing activities:
Purchase of property and equipment	(1,393)	(2,855)	(5,029)
Proceeds from sale of property and equipment	48	25	-
Investment in short and long-term bank deposits	(2,495)	(35,654)	(66,267)
Proceeds from maturities of short and long-term bank deposits	3,586	6,181	61,376
Investment in held-to-maturity marketable securities	(3,116)	(22,186)	(14,851)
Proceeds from maturities of held-to-maturity marketable securities	5,469	8,638	13,500

Net cash provided by (used in) investing activities	2,099	(45,851)	(11,271)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	-	88,700	-
Purchase of treasury shares at cost	-	-	(7,923)
Payment of issuance costs	-	-	(383)
Proceeds from exercise of stock options	2,107	9,959	695

Net cash provided by (used in) financing activities	2,107	98,659	(7,611)

Increase (decrease) in cash and cash equivalents	(145)	48,480	(30,426)
Cash and cash equivalents at the beginning of the year	10,315	10,170	58,650

Cash and cash equivalents at the end of the year	$10,170	$58,650	$28,224

Supplemental disclosures of non cash financing and investing activities:
Issuance costs	$-	$436	$-

Purchase of property and equipment	$-	$275	$1,760

Unrealized gain (loss) from hedging activities, net	$13	$216	$(87)

Deferred taxes due to deductible issuance costs	-	-	$803

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$212	$295	$536

Cash paid during the year for interest	$-	$518	$339

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity, LTE-Ready wireless backhaul solutions that enable wired and wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has eleven wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, Nigeria, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

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

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, the dollar is its functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”), “Foreign Currency Translation” as follows:

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 3.24%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 3.90%. The long-term bank deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

TheCompany accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”(“SFAS 115”).

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

During the years ended December 31, 2007 and 2008, all securities were accounted for in accordance with SFAS 115 and were designated by the Company’s management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest, are included in financial income, net.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is “other-than-temporary” as defined under the FASB Staff Position (FSP) 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Factors considered to make such a determination include intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. If any impairment is considered “other-than-temporary,” The Company will write down the asset to its fair value and take a corresponding charge to the consolidated statements of operations. During 2006, 2007 and 2008 no other-than-temporary impairments were identified.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from excess and slow-moving items, technological obsolescence.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the term of
the lease or useful life of the asset

j.	Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2006, 2007 and 2008, no impairment losses have been identified.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For the years 2007 and 2008 no penalties were recognized.

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

When sale arrangements include a customer acceptance provision, revenue is recognized when the Company has demonstrated that the criteria specified in the acceptance provision have been satisfied.

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

To assess the probability of collection for revenue recognition purposes, the Company analyzes historical collection experience, current economic trends and the financial position of its customers. On the basis of these criteria, the Company decides whether revenue recognition should be deferred and recognized on a cash basis.

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

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and option contracts (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with SFAS 157, “Fair Value Measurements” (SFAS 157) at level 2 (see also Note 2t). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The effective portion of the derivative’s change in fair value is recognized in earnings.

The Company’s cash flow hedging strategy is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts and options. These forward exchange contracts and options are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

Fair value hedging strategy – The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company’s foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

The Company recognized net gain from derivative instruments of $ 188, $ 840 and $ 1,440 during the years ended December 31, 2006, 2007 and 2008, respectively. The amounts of $ 264, $ 375 and $ 779 were offset against operating expenses during the years ended December 31, 2006, 2007 and 2008, respectively, and amounts of $ (76), $ 465 and $ 661 were included in financial income , net during the years ended December 31, 2006, 2007 and 2008, respectively.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2008 is expected to be recognized in the statement of operations over the next twelve months.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash and cash equivalents and deposits may be redeemed upon demand and, therefore, bear minimal risk.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include securities issued by U.S government and agencies and debentures of corporations. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to a general reserve and specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Changes in the Company’s allowance for doubtful accounts are as follows:

Allowance for doubtful Accounts

Balance as of January 1, 2006	$518
Provision	457
Write-off	(133)

Balance as of December 31, 2006	842
Provision	437

Balance as of December 31, 2007	1,279
Provision	1,238

Balance as of December 31, 2008	$2,517

q.	Transfers of Financial Assets

During the year ended December 31, 2008 the Company entered into a transaction for the sale of a letter of credit received from a customer of the Company to a foreign financial institution (control and risk were fully transferred) in a total amount of $ 2,795 and accounted for those transactions according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

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

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006, 2007 and 2008, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company estimates the fair value of stock options granted under SFAS No. 123R using the binomial model with the following weighted-average assumptions for 2006, 2007 and 2008:

	December 31,
	2006	2007	2008

Dividend yield	0	0	0
Volatility	35.07%-53.19%	35.97%-62.75%	50%-79%
Risk free interest	4.28%-5.41%	2.77%-5.20%	0.37%-5.17%
Early exercise multiple	2.36-3.10	2.36-3.10	2.05-3.10

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options; volatility of price of the Company’s shares based upon actual historical stock price movements. Early exercise multiple is based on actual historical exercise activity. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

The Company recognizes compensation expense using the accelerated method for all awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset – severance pay fund – in the Company’s balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits / losses.

Severance expense for the years ended December 31, 2006, 2007 and 2008, amounted to approximately $ 1,281, $ 1,168 and $ 1,760, respectively.

t.	Fair value of financial instruments:

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

The fair value of marketable securities is based on quoted market prices.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1 –	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 –	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 –	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income (loss) relates to gain and loss on hedging derivative instruments.

v.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2006, 2007 and 2008 were approximately $ 352, $ 530 and $ (507), respectively.

w.	Basic and diluted net earnings (loss) per share:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 3,364,631, 345,014 and 1,213,564 for the years ended December 31, 2006, 2007 and 2008, respectively.

x.	Treasury shares

The Company repurchases its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders’ equity.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Reclassification:

Certain prior period amounts have been reclassified to conform to the current year’s presentation.

z.	Impact of recently issued Accounting Standards:

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

In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP 140-3”).FSP 140-3 concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP 140-3 is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of FSP 140-3 is not expected to have a material effect on the Company’s results of operations or financial position.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 became effective on November 2008. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2007				2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value

Held-to-maturity:

U.S. government and agencies debts	$1,999	$4	$-	$2,003	$10,152	$23	$-	$10,175
Corporate debentures	23,065	-	(426)	22,639	16,137	-	(429)	15,708

	$25,064	$4	$(426)	$24,642	$26,289	$23	$(429)	$25,883

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

Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2008.

Out of the unrealized losses as of December 31, 2007 and 2008, $ 88 and $ 149 respectively, of losses are outstanding over 12 month period. The fair value of these marketable securities which bear losses over 12 twelve month period is $ 3,613 and $ 8,490, respectively.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2008 are:

	Amortized cost	Fair market value

Held-to-maturity:

2009 (short-term marketable securities)	$2,187	$1,715
2010	13,341	13,233
2011	10,761	10,935

	$26,289	$25,883

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Government authorities	$2,273	$3,101
Prepaid expenses	4,447	6,863
Receivables related to unrecognized sold inventory	3,353	682
Other	815	862

	$10,888	$11,508

NOTE 5:	–	INVENTORIES

	December 31,
	2007	2008

Raw materials	$3,872	$6,453
Work in progress	4,712	1,290
Finished products	28,179	32,370

	$36,763	$40,113

Finished products include products shipped to customers for which revenues were not recognized during the year. Such products amounted to $ 10,254 and $ 15,537 at December 31, 2007 and 2008, respectively.

During 2006, 2007 and 2008, the Company recorded inventory write-offs for excess inventory and a provision for slow moving inventory in a total amount of $ 716, $ 2,353 and $ 3,119, respectively.

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2008

Cost:
Computers, manufacturing and peripheral equipment	$12,512	$18,791
Office furniture and equipment	1,345	1,386
Leasehold improvements	661	792

	14,518	20,969

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	8,674	10,534
Office furniture and equipment	943	994
Leasehold improvements	454	550

	10,071	12,078

Depreciated cost	$4,447	$8,891

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $ 1,194, $ 1,342 and $ 2,070, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employees and payroll accruals	$7,040	$6,135
Accrued expenses	555	468
Royalties to Government authorities (Note 8a)	4,341	-
Provision for warranty costs	1,665	1,158
Other	166	280

	$13,767	$8,041

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

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

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement and as of December 31, 2006, the Company was obligated to repay the OCS approximately $ 11,887. The payment was agreed to be made in six semiannual installments commencing 2007 through 2009. The outstanding obligation was linked to the change in Israel’s Consumer Price Index and bore interest. In addition, the Company was required to continue reporting to the OCS regarding its sales each quarter until the obligation is fully paid.

During the second quarter of 2008 an amount of approximately $ 7,360 was paid to the OCS to retire the remaining outstanding debt from the arrangement reached with the OCS in December 2006.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2008, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2009	$1,812	$1,017	$2,829
2010	1,646	902	2,548
2011	444	736	1,180
2012	424	372	796
2013	245	-	245
2014 and thereafter	276	-	276

	$4,847	$3,027	$7,874

Expenses for lease of facilities for the years ended December 31, 2006, 2007 and 2008 were approximately $ 1,115, $ 1,166 and $ 1,928, respectively (see also Note 13).

Expenses for the lease of motor vehicles for the years ended December 31, 2006, 2007 and 2008 were approximately $ 781, $ 905 and $ 1,042, respectively.

c.	Charges and guarantees:

As of December 31, 2008, the Company provided bank guarantees in an aggregate amount of $ 7,121 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

1.	NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. The Company believes that it does not infringe any valid claim of NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer made to NEC a provision of $ 450 is included in the consolidated financial statements as of December 31, 2008.

2.	In December 2008, the Company received a claim from a certain company stating that in its opinion the Company requires a license to one of its patents. The Company, based on available information, believes it does not infringe the patent at issue. However, the Company is not able to estimate the outcome of such claim. Accordingly, no provision was accrued in the financial statements as of December 31, 2008.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

a.	General:

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

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the 1997 Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

2.	Upon adoption of its share option plans, the Company reserved for issuance 14,273,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2008, the Company still has 188,482 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

3.	During 2008, the Company’s board of directors approved a stock option exchange program for certain share options that were granted during 2007 and 2008 until the date of the exchange program (“the Options”). Under the exchange program, the Company offered its employees the opportunity to exchange the Options, with new options to be granted to them on the date of the exchange. These new options would have a new exercise price which would be equal to the closing price of the Company’s Ordinary shares on the NASDAQ Global Market on the date the new options were granted. As a result of the exchange, on November 6, 2008, 391,000 options with an exercise price ranging between $ 7 to 17 per share were cancelled and 391,000 options with an exercise price of $ 5.65 per share were granted. According to the program, those new options will vest over a period of 4 years commencing the date of the exchange.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The Company accounted for the exchange of options under the provisions of SFAS 123(R) which indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award. Under Statement 123(R), the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. As a result of the modification, the Company will record additional expense in the amount of $ 275 to be recognized over new requisite service period ending 2012. In the year ended on December 31, 2008, the Company recorded an additional expense of $ 25 with respect to this exchange. The remaining compensation expense of the original awards shall be expense over the new vesting period of 4 years.

4.	The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2008
	Number of options	Weighted average exercise price		Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	4,623,722	$5.12	*)
Granted	1,061,500	$6.91
Exercised	(168,308)	$4.13
Forfeited	(124,413)	$7.93

Outstanding at end of the year	5,392,501	$5.44		6.73	$2,855

Options exercisable at end of the year	3,148,211	$4.93		5.30	$2,538

Vested and expected to vest	5,082,180	$5.40		6.73	$2,818

*) 304,000 options from beginning of year balance were repriced.

The Company’s options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2006, 2007 and 2008 were $ 1.31, $ 4.02 and $ 4.12 respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount is impacted by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the years ended December 31, 2007 and 2008 were $ 14,910 and $ 693, respectively. As of December 31, 2008, there was $ 4,068 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2006, 2007 and 2008, was comprised as follows:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$164	$126	$257
Research and development, net	310	293	586
Selling and marketing	471	748	1,007
General and administrative	767	591	707

Total stock-based compensation expenses	$1,712	$1,758	$2,557

d.	Treasury shares:

In October 2008, the Company initiated a share repurchase program, under which, the Company is authorized to purchase its outstanding Ordinary shares up to aggregate value of $20,000. The purchases may be performed in the open market or in negotiated or block transactions, all subject to regulatory requirements. As of December 31, 2008, the Company had purchased 1,499,803 of its outstanding Ordinary shares, at a weighted average price per share of $5.28, for the total consideration of approximately $7,923.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:	–	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

b.	Reduction in Israeli tax rates:

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (the “Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%. Furthermore, from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

c.	Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, results of operation in Israel are measured in terms of earnings in U.S. dollar.

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

The Company is also a “foreign investors’ company”, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% to 25% (depending on the percentage of foreign ownership in each tax year).

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

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Capital Investments Law (The “Approved Programs”) and a fourth program under Beneficiary Enterprise status pursuant to the CIL Amendment (The “Beneficiary Program”). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to ten years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% to 25% for the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10% to 25% on the gross amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax.

As a result of the CIL Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

The Company’s Board of Directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Programs” or “Beneficiary Program” as the undistributed tax-exempt income is essentially permanent in duration.

As of December 31, 2008, the Company did not generate income under the provisions of the Capital Investment Law and the CIL Amendment.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” or the “Beneficiary Enterprise” during the first five tax years during which the equipment is used.

Income from sources other than the “Approved Enterprise” and “Beneficiary Enterprise” during the benefit period will be subject to the tax at the regular tax rate.

e.	The income tax expense (benefit) for the years ended December 31, 2006, 2007 and 2008 consisted of the following:

	Year ended December 31,
	2006	2007	2008

Current	$-	$-	$519
Deferred	-	-	(11,353)

	$-	$-	$(10,834)

Domestic (Israel)	$-	$-	$(11,212)
Foreign	-	-	378

	$-	$-	$(10,834)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Net operating loss carry forward *)	$20,705	$15,694
Temporary differences relating to reserve and allowances	6,207	6,837

Net deferred tax asset before valuation allowance	26,912	22,531
Valuation allowance	(26,912)	(10,442)

Total net deferred tax asset	$-	$12,089

*)	Including deferred taxes on losses for Israeli income tax purposes for 2007 and 2008, derived from the exercise of employee stock options in the amount of $6,246 and $843, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under FAS 123(R) since a valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $26,912 and $ 10,442 at December 31, 2007 and 2008, respectively.

g.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2008 in the amount of approximately $ 45,684. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2008, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 9,672 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$(2,000)	$11,621	$15,114
Foreign	(3,460)	1,515	29

	$(5,460)	$13,136	$15,143

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

	Year ended December 31,
	2006	2007	2008

Income (loss) before taxes as reported in the
consolidated statements of operations	$(5,460)	$13,136	$15,143

Statutory tax rate	31%	29%	27%

Theoretical tax expenses on the above amount at the
Israeli statutory tax rate	$(1,693)	$3,809	$4,089
Non-deductible expenses	132	142	526
Non-deductible expenses related to employee stock
options	531	510	691
Deferred taxes on losses (utilization of losses) and
temporary differences for which a valuation
allowance was provided	939	(4,714)	(16,470)
Other	91	253	330

Actual tax benefit	$-	$-	$(10,834)

j.	Effective January 1, 2007, the Company adopted the provisions of FIN 48. The balance for unrecognized tax benefit for tax positions which are uncertain of being sustained at December 31, and 2007 and 2008 is in the amount of $ 0 and $ 141, respectively.

The Company and its subsidiaries file income tax rerun in Israel, the United States and other various jurisdictions. The Company and its subsidiaries are routinely examined by various taxing authorities. The Israeli Tax Authorities are currently assessing income tax returns of the Company for the tax years 2003 through 2006. There are tax years which remain subject to examination in various other jurisdictions.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008

Revenues from sales to unaffiliated customers:

Asia-Pacific	$32,358	$68,387	$113,004
Europe, Middle East and Africa	41,149	52,121	67,933
North America	28,162	34,438	18,772
Latin America	6,746	6,942	17,569

	$108,415	$161,888	$217,278

Property and equipment, net, by geographic areas:

Israel	$2,339	$4,094	$8,157

Others	321	353	734

	$2,660	$4,447	$8,891

c.	For the years ended December 31, 2006, 2007 and 2008, one customer accounted for approximately 17%, 10% and 24%, respectively, of the Company’s revenues for that year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2006	2007	2008

Financial income:
Interest on marketable securities and bank deposits	$1,044	$1,652	$3,780

Foreign currency translation differences	311	292	11

	1,355	1,944	3,791

Financial expenses:
Bank charges	(71)	(213)	(194)
Interest in respect of the OCS (see also Note 8a)	-	(518)	(339)
Foreign currency translation differences	-	-	(850)
Other	-	(31)	(224)

	(71)	(762)	(1,607)

	$1,284	$1,182	$2,184

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2006	2007	2008

Numerator:
Numerator for basic and diluted net earnings
(loss) per share - income (loss) available
to shareholders of Ordinary shares	$(5,460)	$13,136	$25,977

Denominator:
Denominator for basic net earnings (loss) per
share - weighted average number of shares	26,728,053	29,692,670	36,863,684

Effect of dilutive securities:
Employee stock options	*) -	2,408,723	1,474,900

Denominator for diluted net earnings (loss) per
share - adjusted weighted average number of
shares	26,728,053	32,101,393	38,338,584

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder of the Company who, as of December 31, 2007 and 2008, owned 6.0% and 6.3% respectively of the Company’s outstanding Ordinary shares. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company who, as of December 31, 2007 and 2008, owned 8.4% and 11.5% respectively of the Company’s outstanding Ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 813, $ 767 and $ 1,170 in 2006, 2007 and 2008, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In June 2008, the Company extended its facility lease agreement until December 31, 2010. Additionally, the Company leases the U.S. subsidiary’s office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 758 in 2006, $ 778 in 2007 and $ 1,403 in 2008.

The Company purchases certain inventory components from members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 3,009, $ 3,389 and $ 4,338 for the years ended December 31, 2006, 2007 and 2008, respectively.

Transactions with related parties:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$3,472	$3,831	$4,836

Research and development expenses	$637	$579	$823

Selling and marketing expenses	$350	$418	$965

General and administrative expenses	$118	$105	$287

Balances with related parties:

	December 31,
	2007	2008

Trade payables, other accounts payable and accrued expenses	$115	$541