Form 20-F
period 2009-12-31
CERAGON NETWORKS LTD
filed 2010-04-19
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-30862

_________________________

CERAGON NETWORKS LTD.

(Exact Name of Registrant as Specified in Its Charter)
_______________________

Israel

(Jurisdiction of Incorporation or Organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of Principal Executive Offices)

Donna Gershowitz, (+972) 3-645-5733 (tel.), (+972) 3-645-5499 (fax), 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange of Which Registered
Ordinary Shares, Par Value NIS 0.01	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   34,287,893 Ordinary Shares, NIS 0.01 par value.

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

Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐       No ☐

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

U.S. GAAP  ☑

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2005 to 2009. The selected consolidated statement of operations data for the years 2007, 2008, and 2009, and the selected consolidated balance sheet data at December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2005 and 2006, and the selected consolidated balance sheet data at December 31, 2005, 2006 and 2007, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  You should read the consolidated financial data with the section of this annual report entitled “Item 5  - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	20051	2006	2007	2008	2009
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:

Revenues	$73,777	$108,415	$161,888	$217,278	$184,220
Cost of revenues 2,3	52,487	80,776	103,406	144,607	123,494
Gross profit	21,290	27,639	58,482	72,671	60,726

Operating expenses:
Research and development	10,713	13,336	15,457	20,310	20,189
Less: grants and participations	1,752	1,543	--	--	--
Research and development, net	8,961	11,793	15,457	20,310	20,189
Selling and marketing	13,629	17,420	25,344	32,252	29,996
General and administrative.	3,134	5,170	5,277	7,150	7,893
Expense in respect of settlement reserve	--	--	450	--	--
Total operating expenses	25,724	34,383	46,528	59,712	58,078

Operating income (loss)	(4,434)	(6,744)	11,954	12,959	2,648
Financial income, net	607	1,284	1,182	2,184	1,496

Income (loss) before taxes	(3,827)	(5,460)	13,136	15,143	4,144

Tax benefit (taxes on income)	--	--	--	10,834	(489)

Net income (loss)	(3,827)	(5,460)	13,136	25,977	3,655

Basic net earnings (loss) per share	$(0.15)	$(0.20)	$0.44	$0.70	$0.11
Diluted net earnings (loss) per share	$(0.15)	$(0.20)	$0.41	$0.68	$0.10
Weighted average number of shares used in computing basic earnings (loss) per share	26,137,121	26,728,053	29,692,670	36,863,684	34,369,212
Weighted average number of shares used in computing diluted earnings (loss) per share4	26,137,121	26,728,053	32,101,394	38,338,584	35,796,878

(1)	The deferred stock-based compensation expenses previously presented for the year 2005-in a separate line item were reclassified in the relevant expense line.
(2)	In 2005, the amount includes $7,082 related to a write-off of inventories and $390 related to a write-off of long-term receivables.
(3)	In 2006, the amount includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.
(4)	In 2005 and 2006, all outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,
	2005	2006	2007	2008	2009
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$33,022	$29,485	$121,741	$97,761	$98,320
Working capital	34,871	47,268	132,420	136,294	149,284
Total assets	73,992	96,351	217,640	244,221	269,373
Total long term liabilities	3,424	12,277	9,936	6,647	7,174
Shareholders’ equity	49,189	47,561	160,894	182,916	180,906

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

         The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition, which may differ from region to region, in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include Aviat Networks (formerly known as Harris Stratex Networks, Inc.), Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, DragonWave Inc., Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, offer or are developing products that compete with our products. Some of our competitors are original equipment manufacturers through whom we market and sell our products, which means our business success may depend on these competitors to some extent.

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

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  For example, Nokia and Siemens formed a joint venture to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into NSN. Other examples are the mergers of Alcatel and Lucent and of the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

Global competition and current market conditions, as well as significant concentration of our business in India and other parts of Asia Pacific, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins and profitability.

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

Also, in recent years we have increased sales of our products in India and other parts of Asia Pacific in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2008 and 2009, 52% and 37%, respectively, of our revenues were earned in the Asia Pacific region, the majority of which was derived from India. We expect our revenues from sales of our products in Asia Pacific will continue to constitute a significant portion of our business in the future.  Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

If we are unable to effectively respond to these pricing pressures, our revenues, gross margin and profitability could be materially reduced, and our gross margins could continue to be reduced.

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

We market and sell our products to customers through key OEMs that integrate our solutions into their product offerings. We anticipate that sales to our key OEMs will continue to constitute a significant portion of our business in the future. For the year ended December 31, 2009, sales to NSN, our largest OEM, represented approximately 19% of our revenues.

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

NSN’s decision to promote competing products developed in-house may lead to fewer purchases of our products by NSN, which could significantly reduce our revenues.

After the creation of NSN by Nokia and Siemens in mid-2006, Nokia assigned the Nokia OEM Agreement to NSN. During 2007, 2008 and 2009, sales to NSN accounted for approximately 10%, 24% and 19%, respectively of our revenues. NSN has decided to promote products developed in-house that compete with some of ours.  Sales in 2009 to NSN decreased and have continued to decrease in the first quarter of 2010.  We cannot assure you that NSN will continue to make substantial purchases of our products under the Nokia OEM Agreement. If the competing products developed by NSN gain customer acceptance, NSN could become a more significant competitor of ours, which would decrease our sales to NSN and could significantly reduce our revenues.

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

If we fail to effectively manage deliveries of our products and ancillary equipment, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.

  We outsource our manufacturing operations and purchase ancillary equipment to our products from contract and other independent manufacturers and other third parties.  If we fail to effectively manage and synchronize our deliveries from all these sources to the customer, or if one or more of the contract and other independent manufacturers or other third parties should not fully comply with their contractual obligations or should experience delays, disruptions or component procurement problems, then our ability to deliver complete product orders to our customers or otherwise fulfill our contractual obligations to our customers could be delayed or impaired which would adversely affect our business, financial results and customer relationships.

We are increasingly engaged in supplying installation or turnkey projects for our customers. Such projects have inherent additional risks and are generally subject to acceptance testing procedures. Problems in executing this turnkey projects, including delays or failure in such acceptance tests, would have a material adverse effect on our results of operations.

We are increasingly engaged in supplying installation and other services for our customers. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more turn-key projects, we expect to routinely enter into contracts involving significant amounts to be paid by our customers over time, and we are dependent on the customer to issue acceptance certificates to generate and recognize revenue.  In such turn-key projects, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests or if the customer does not or will not issue an acceptance certificate, the end user or the system integrator, as the case may be, could refuse to pay us any balance owed and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.  In such event, we may not be able to generate or recognize revenue which could materially adversely impact our results of operation and financial position.

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

●
The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers which could result in penalties and/or cancellation of orders for our products.

●
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

●
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

Some of the disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include:

●	Extreme Weather Conditions: wireless backhaul solutions may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes; and

●
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

To the extent that these competing communications solutions reduce demand for our high-capacity point-to-point wireless transmission products, this reduction could have a materially adverse effect our business and results of operations.

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

We may acquire other businesses.  In the event that we consummate such transactions, we may be subject to risks such as an inability to effectively integrate our sales force and manufacture and distribute our products and services and an inability to effectively integrate the technology and other processes of the acquired businesses.  Such acquisitions may also subject us to risks relating to:

●	the diversion of management’s attention from our core business during the integration process;

●	the management of a larger combined business, including implementing adequate internal controls;

●	the loss of key employees of the acquired businesses; and

●	unanticipated losses in the event the acquisition is not consummated.

However, the acquired businesses may not achieve the anticipated benefits or result in writedown or in result of impairment charges.  In the event that we consummate the acquisition of other businesses, these challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow depends on acceptance by our customers of IP-based solutions, our ability to develop and introduce IP-based products and our ability to provide solutions to transition from circuit-switched to hybrid products to IP-based products.

The market for IP-based backhaul equipment for mobile networks is continuing to evolve. Our future success depends in part on the acceptance by customers of IP-based networks, IP-based or hybrid backhaul solutions and IP-based or hybrid products that we are selling and continue to develop. Moreover, our future success depends on our ability to design and manufacture IP-related products and solutions that satisfy our customers’ needs to transition to IP-based networks and IP-based backhaul. If the IP-based backhaul for mobile networks market does not develop at the rate we expect as a result of alternative or changing technologies, changes in product standards and regulation, inability to gain customer acceptance or for any other reason, our future growth, business, financial condition, and results of operations may be materially adversely affected.

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

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend on our ability to:

●	develop and market new products in a timely manner to keep pace with developments in technology;

●	meet evolving customer requirements;

●	enhance our current product offerings, including technological improvements which reduce the cost and manufacturing time; and

●	timely deliver products through appropriate distribution channels.

In addition, the wireless equipment industry is subject to evolving industry standards. The emergence or evolution of new industry standards for wireless products, through official standards committees or widespread use by operators, could either render our products obsolete or require us to modify our products. Any such modifications may be expensive and time-consuming and, if we are able to meet these standards at all, could increase our product costs and adversely affect our profitability.

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

We conduct a part of our research and development activities through outside contractors. We depend on our contractors’ ability to achieve stated milestones and commercialize our products, and on their ability to cooperate and overcome design difficulties. Our contractors may experience problems, including the inability to recruit professional personnel, which could delay our research and development process. These delays could:

●	increase our research and development expenses;

●	delay the introduction of our upgraded and new products to current and prospective customers and our penetration into new markets; and

●	adversely affect our ability to compete.

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

  The economic conditions experienced in 2009 resulted in slowed customer buying decisions and price pressures that have increased pressure on our ability to generate revenue. These adverse market conditions have had a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending with existing customers. In addition, the slowdown in the buying decisions of our customers has extended our sales cycle period and limits our ability to forecast our flow of new contracts. If the economic conditions experienced in 2009 continue or worsen, our business may be further harmed.

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

A majority of our sales are made in countries in Asia Pacific, Latin America, MEA and Eastern Europe. For the year ended December 31, 2009, sales in these regions accounted for approximately 62% of our revenues. As a result, the occurrence of any international, political or economic events that adversely affects our business could result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

●	unexpected changes in regulatory requirements;

●	unexpected changes in or imposition of tax and/or customs levies, such as anti-dumping regulations, and security regulations;

●	fluctuations in foreign currency exchange rates;

●	imposition of tariffs and other barriers and restrictions;

●	management and operation of an enterprise spread over various countries;

●	burden of complying with a variety of foreign laws;

●	general economic and geopolitical conditions, including inflation and trade relationships;

●	longer sales cycles;

●	difficulties in protecting intellectual property;

●	laws and business practices favoring local competitors;

●	demand for high-volume purchases with discounted prices;

●	payment delays and uncertainties; and

●	civil unrest, war and acts of terrorism.

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

●	new generations of products replacing older ones;

●
the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate; and

●	changes in products because of technological advances and cost reduction measures.

Further, our inventory of finished products may accumulate if a customer were to cancel an order or refuse to physically accept delivery of our products, or in turnkey projects which include acceptance tests, refuse to accept the network. The rate of such accumulation may increase in a period of economic downturn.

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

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation.  We have been exposed to infringement allegations in the past.  We are involved in discussions with a third party regarding the licensing of that party’s intellectual property.  The other party offered a flat fee license however, no agreement has been reached  We are unable to estimate the outcome of such discussions. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

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

We are exposed to general global economic and market conditions which may have a material adverse effect on our results.

  Global economic weakness and uncertainty have resulted, and may result in the future, in decreased revenue, gross margin, earnings or growth rates and difficulty managing inventory levels. For example, we have recently experienced reduced revenue due to slowing global economic growth, declines in the availability of credit, weakening consumer and business confidence, reduced levels of capital expenditures and other challenges currently affecting the global economy. Sustained uncertainty about current global economic conditions may result in our customers continuing to postpone spending, which could adversely affect demand for our products and services. While there was an increase in our net income during the second half of 2009 as compared to the first half of 2009, we cannot be sure that this increase will continue.  In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limits our ability to forecast our flow of new contracts.

  A continuing or worsening of the ongoing credit and capital market disruption could result in a number of follow-on effects from the credit crisis on our business, including insolvency of certain of our key distributors, resellers, OEMs and systems integrators, which could impair our distribution channels.  Inability of customers, including our distribution channel and partners, to obtain credit to finance purchases of our products and services would likely harm our business, results of operations and financial condition.  Although we are unable to determine what its full effects will be, the current worldwide economic turmoil has had, and may have further, adverse consequences for our customers and our business.
Our success in handling a contraction of our business due to continued economic turmoil will depend on our ability, among other things, to:

●	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

●
control inventories of components ordered by our contract manufacturers required to meet actual demand, including but not limited to handling the effects of excess inventories accumulated by such manufacturers;

●	reduce the costs of manufacturing our products;

●	continue to collect receivables from our customers in full and in a timely manner; and

●	properly balance the size and capabilities of our workforce.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

Although we derive the majority of our revenues in U.S. dollars a portion of our U.S. dollar revenues are derived from customers which operate in local currencies which are different from the U.S. dollar.  Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.

In addition, a portion of our expenses are denominated in New Israeli shekels, or NIS, and to a lesser extent other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2009, the NIS continued to fluctuate in comparison to the U.S. dollar, devaluating by approximately 3% in the first half of the year and then appreciating by approximately 4% in the second half of the year. In total, during 2009, the NIS appreciated by 0.7% in comparison to the U.S. dollar. If the U.S. dollar continues to weaken against the NIS in the future, there will be a negative impact on our results of operations.    In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non- U.S. dollar currencies, which could affect our reported results of operations.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on certain distributions and on the proceeds of share sales.

We do not believe that during the year ended December 31, 2009 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. companies may generally be characterized as a PFIC if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

It is possible that the Internal Revenue Service could attempt to treat us as a PFIC for the taxable year ending December 31, 2009 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2010 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter. Most importantly, delays in completing product order delivery or completion of a sale can cause our revenues and net income to fluctuate significantly from anticipated levels. Furthermore, we may temporarily reduce prices in response to competition or increase spending in order to pursue new market opportunities.

Additionally, the following factors may also cause fluctuations in our quarterly results:

●	volume and timing of product orders received and delivered during the quarter;

●	The ability to effectively manage and synchronize delivery of completed product order to customer;

●	the timing of when our customers provide acceptance certificates in turnkey projects;

●	the ability of our contract manufacturers to manufacture products on time;

●	changes in the mix of products sold by us;

●	timing of new product introductions by us or our competitors;

●	disruption in our continued relationship with our OEM partners;

●	cost and availability of components and subsystems;

●	adoption of new technologies and industry standards;

●	competitive factors, including pricing, availability and demand for competing products;

●	ability of our customers to obtain financing to enable their purchase of our products;

●	fluctuations in foreign currency exchange rates;

●	worldwide regulatory developments; and

●	global economic conditions.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

●	announcements of technological innovations;

●	customer orders or new products or contracts;

●	competitors’ positions in the market;

●	changes in financial estimates by securities analysts;

●	our earnings releases and the earnings releases of our competitors;

●	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof); and

●	the general state of the credit markets, the current volatility of which could have an adverse effect on our investments.

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

As of March 15, 2010, Yehuda Zisapel beneficially owned, directly or indirectly, 6.4% of our outstanding ordinary shares; and Zohar Zisapel beneficially owned, directly or indirectly, 12.9% of our outstanding ordinary shares. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval.

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

Our principal offices and research and development facilities, and the majority of our contract manufacturers’ facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

●	any major hostilities involving Israel;

●	the interruption or curtailment of trade between Israel and its present trading partners;

●	a full or partial mobilization of the reserve forces of the Israeli army; and

●	a significant downturn in the economic or financial condition of Israel.

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

Certain countries, as well as certain companies and organizations, primarily in the Middle East, as well as Malaysia and Indonesia, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. For example, certain countries participating in the boycott described above have recently been increasing their investment in telecom operators in Africa. This growing control of the market in Africa could lead to a decrease of our sales in Africa in the future. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

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

We received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel through the end of 2006. We therefore must comply with the requirements of the R&D Law with respect to a portion of our products. Under the R&D Law, we cannot transfer technology developed with OCS grants, including by the sale of the technology, the grant of a license of such technology or the manufacture of a significant amount of our products that are based on such technology outside of Israel, unless we obtain the approval of an OCS committee. There is no assurance that we will receive such OCS approvals. Even if such OCS approvals are obtained, we may be required to pay additional royalties to the OCS or, in case of a transfer of the technology outside of Israel, a percentage of the consideration paid for such transfer, but not less than the OCS grants. If we fail to comply with any of the requirements of the R&D Law and of those imposed by the OCS, we may be required to pay additional royalties to the OCS together with interest and penalties, and we may be subject to criminal charges. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

In December 2006, we entered into an agreement with the OCS to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we were obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the OCS approximately $7.4 million to retire all the debt remaining from this agreement. We entered into this agreement because we believed that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS impacts and will continue to impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006 as part of our cost of revenues. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

  The Company has capital investment programs that have been granted approved enterprise status ("Approved Programs") and a program under beneficiary enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 ("Beneficiary Program"). When we begin to generate taxable income from these approved and/or beneficiary enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for regular enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise and/or beneficiary enterprise, and the amount of any taxable income that we may earn in the future.

The tax benefits available to approved and beneficiary enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability.

The Israeli government may reduce or eliminate in the future tax benefits available to approved and/or beneficiary enterprise programs. Our approved and beneficiary program and the resulting tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

It may be difficult to enforce a U.S. judgment against us, and our officers and directors named in this annual report, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

  Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

●	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;

●	the judgment is executory in the state in which it was given;

●	the judgment is no longer appealable;

●	the judgment was not given by a court that is not competent to do so under the rules of private international law applicable in Israel;

●	there has been due process;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court.

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

  In the years ended December 31, 2009, 2008 and 2007, our capital expenditures were $6.7 million, $5.0  million and $2.9 million, respectively, and were spent primarily on investment in production test equipment, information-technology systems, equipment for research and development, general computer software and hardware and leasehold improvements. We have no current commitments for capital expenditures.

B.  Business Overview

We are a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services.

We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

Industry Background

  The market for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers and businesses and public institutions operating private networks. This market is constantly on the rise, fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries.

  Rapid subscriber growth and the proliferation of advanced, data-centric handsets have significantly increased the amount of traffic that must be carried over a cellular operator’s backhaul infrastructure. As a result, existing backhaul capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. In order to meet the demand for more bandwidth, operators turn to high-capacity solutions in order to replace previous generation equipment. Wireless backhaul systems offer service providers a variety of advantages including ease and speed of deployment, scalability and lower total cost of ownership.

  Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for high-capacity wireless backhaul is now shifting to more flexible and cost efficient architectures based on high-capacity IP/Ethernet. This shift enables next-generation mobile backhaul networks to successfully cope with the continuing growth of bandwidth-hungry data services over 3G, HSPA and future LTE access technologies. New wireless broadband networks based on WiMAX technology as well as wireless Internet service providers (WISP) and private networks also rely on high-capacity IP/Ethernet technology to backhaul large amounts of data traffic.

Cellular Operators

 In order to address the strain on backhaul capacity, cellular operators have a number of alternatives, including leasing existing copper or fiber lines, laying new fiber optic networks or deploying wireless backhaul solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul capacity. Supporting data rates of up to several Gigabits per second, wireless backhaul solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul costs.

 Today’s backhaul networks are still dominated by circuit switched (or TDM) solutions - be it T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage drives operators to migrate their networks to a more flexible, feature-rich and cost optimized IP/Ethernet architecture. As operators transition to HSPA and LTE, two IP-based wireless access technologies, they also look for ways to benefit from IP technology in the backhaul segment.

 In order to ensure the success of this backhaul network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, next generation HSPA and LTE base stations are co-located with 2G/3G base stations, and thus share the same backhaul network. Cellular operators therefore seek “hybrid” wireless backhaul solutions, that can carry both types of traffic seamlessly over a single network, to facilitate their network migration.

Wireless Broadband Service Providers

 For wireless broadband service providers, including operators that utilize WiMAX technology, high-capacity backhaul is essential for ensuring continuous delivery of rich media service across their high-speed data networks.  If the backhaul and its components do not satisfy the service providers’ need for cost-effectiveness, resilience, scalability or ability to supply sufficient capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wireline technologies can be used to build these backhaul systems, many wireless service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wireline alternatives.

Private Networks

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, state and local governments, public safety agencies and defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rise, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including backhaul equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective backhaul solution that can be easily installed and scaled to their bandwidth requirements.

Our Solutions

We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul solutions which enable cellular operators and other wireless service providers to effectively eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and gradually evolve their network from TDM to IP/Ethernet-based networks. We also provide advanced pure IP/Ethernet solutions to wireless broadband service providers as well as to businesses and public institutions that operate their own private communications networks.

 Our FibeAir® solutions family supports any type transport technology, deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in multi-radio all-indoor configurations, split-mount or all-outdoor installations. Understanding the many needs of our customers, we provide solutions for every segment of the backhaul network – from tail site to large aggregations sites – and that support both tree and ring topologies.

 We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

Leading Offering for Wireless Backhaul Market.  We believe that we provide our customers with a leading offering of high capacity wireless backhaul solutions for the broader wireless backhaul market. Our competitive differentiation is demonstrated by our relationships with our key OEMs, as well as by our global customer base. This differentiation results from our focus on product development from components to subsystem integration to overall system solution design.  Our IP-based wireless backhaul solutions provide fiber-like performance with throughput speeds from 5 Megabit up to 1 Gigabit per second over a single radio channel, with high availability and low latency. Our solutions enable wireless service providers to gradually evolve their network from all circuit-switched through a combined “hybrid” model to all IP/Ethernet-based networks. Our suite of IP-based wireless backhaul products and hybrid network products is currently deployed in over 200 wireless service providers’ networks as well as private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develop technical specifications to promote the adoption of IP-based networks.

Broad Product Portfolio.  We offer a broad range of high capacity wireless backhaul solutions, enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. Our solutions include platforms based on circuit-switched (or TDM), pure IP-based products, and hybrid solutions that deliver both circuit-switched and IP traffic in their native form over a single radio. This functionality makes the latter particularly attractive for wireless service providers and facilitates cost effective, risk-free migration to IP-based backhaul network and can be integrated in any pure IP, hybrid or circuit-switched network. Our solutions can be deployed in all-indoor, all-outdoor and split-mount configurations and support a wide range of network topologies.

Network Management Tools for Ethernet Microwave Networks. We offer both “stand-alone” management tools as well as tailored solutions in combination with third party partners. These tools enable advanced Ethernet service delivery across the network, while allowing effectively seamless management of all the backhaul network’s elements.

Turnkey Services Capabilities. We offer our customers a comprehensive set of services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more.  Our proven turnkey project track-record includes thousands of links already installed and in operation with a variety of industry leading operators.

Low Total Cost of Ownership.  Our solutions address industry requirements for low total cost of ownership backhaul solutions. Total cost of ownership includes the combined cost of initial acquisition, installation and ongoing operation and maintenance, regardless of whether these costs are incurred through leasing arrangements or operating owned equipment.

Scalability and Flexibility.  We design our products to enable incremental deployment to meet increased service demand, making it possible for wireless service providers to rapidly deploy additional capacity as needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases.

Strong Partnerships. Ceragon maintains strong partnerships with third party solution vendors and network integrators. Through these relations Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary backhaul and networking alternatives.

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

●
Indoor units convert the transmission signals from digital to intermediate or radio frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wireline networks.

●
Outdoor units are used to control power transmission, convert intermediate frequency signals to radio frequency signals and vice versa, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

●
Antennas are used to transmit and receive microwave radio signals from and to edge and core networks. These compact, high-performance devices are mounted on poles typically placed on rooftops, towers or buildings. We rely on third party vendors to supply this component.

●
End-to-End Network Management.  Our network management system uses simple network management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into our customers’ existing network management systems.

An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of several miles and can extend across a distance of 80 miles or more. The specific distance depends upon the customer’s requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including an indoor and outdoor unit, all-indoor and all-outdoor installations.

 The diverse FibeAir® product family offers products that address the complete backhaul needs of IP-based, hybrid and circuit-switched networks:

Network Infrastructure	IP-based	Hybrid			Circuit Switched
Product	FibeAir IP-10/IP-MAX2-G	FibeAir IP-10/IP-MAX2	FibeAir 640P	FibeAir 2000/4800	FibeAir 1500P/1500R	FibeAir 3200T
Description	High-Capacity Ethernet	High-Capacity Multi-Service	High-Capacity PDH Multi-Service	Unlicensed Multi-Service	High-Capacity SDH/SONET	High-Capacity Circuit-switched TDM
Interfaces	Gigabit Ethernet, Fast Ethernet Multiple Gigabit Ethernet, Multiple Fast Ethernet	Gigabet Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Fast Ethernet multiple E1/T1	Fast Ethernet multiple E1/T1	STM-1/OC-3	Multiple STM-1/OC-3
Typical Applications	Wireless backhaul, WiMAX backhaul, Metro area networks, Private networks, Long distance networks	Wireless backhaul, Private networks	Wireless backhaul, Business access	Private Networks, Business access	Wireless backhaul, Metro area networks	Wireless backhaul, Long distance networks
Type of Customers	WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Wireless service providers, Incumbent local exchange carriers	Wireless service providers	Wireless ISPs, Businesses, Public institutions	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers

Our IP-based network products use native IP technology. Our hybrid products use our Native2™ concept which allows them to transmit both native IP and native circuit-switched TDM traffic simultaneously over a single radio link. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems. This approach increases efficiency and decreases latency. Our products provide effectively seamless migration to gradually evolve the network from an all circuit-switched and hybrid concept to an all IP-based packet.

As telecommunication networks and services become more demanding, there is a significant importance to match the indoor units’ advanced networking capabilities with powerful and efficient radio units. Our outdoor radio frequency units (RFUs) are designed with sturdiness, power, simplicity, and compatibility in mind. As such, they provide high-power transmission for both short and long distances and can be assembled and installed quickly and easily. The RFUs can operate with different FibeAir indoor units, according to the desired configuration, addressing any network need be it cellular, backbone, rural or private backhaul networks.

Our RFUs deliver a maximum capacity over 3.5-56 MHz channels with configurable modulation schemes from QPSK to 256QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, via a single carrier, with vertical and horizontal polarizations. This feature is implemented by a built-in cross polarization interference canceller (XPIC) mechanism.

Our Services

We are committed to providing high levels of service and implementation support to our customers. Our sales and network field engineering services personnel work closely with customers, system integrators and others to coordinate network design and ensure successful installation of our solutions.

We offer our customers turnkey project services that include: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more.  We are increasingly engaged in projects in which we provide the requisite installation, supervision and testing services, either directly or through subcontractors.

We support our products with documentation and training courses tailored to our customers’ varied needs. We have the capability to remotely monitor the in-network performance of our products and to diagnose and address problems that may arise. We help our customers to integrate our network management system into their existing internal network operations control centers.

Our Customers

We have sold our products through a variety of channels to over 200 service providers and the operators of hundreds of private networks in more than 130 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. We reach a number of these customers through our OEM relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2007, 2008 and 2009, and the names of representative customers:

	Year Ended December 31,
Region	2007	2008	2009	Representative Customers

North America	21%	9%	16%	AT&T, CellularOne, Connectronics, Hutton Communications, Stelera Wireless
Europe, Middle East and Africa	32%	31%	38%	Hutchison 3, Belgacom, KPN, ITM, Botswana Telecom, Masterline
Asia Pacific	42%	52%	37%	Bharti Airtel, Digitel Mobile Philippines, IDEA Cellular, Reliance Communications, Tata Teleservices,

Latin America	5%	8%	9%	Telcel

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff includes approximately 293 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three OEMs, which together accounted for 22% of our revenues for the year ended December 31, 2009. The largest OEM is NSN, with whom we signed an OEM agreement as of November 2005 following several years of joint sales activities. For the year ended December 31, 2009, sales to NSN represented 19% of our revenues. We plan to increase our efforts in the development of additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

 Manufacturing and Assembly

Our manufacturing process consists of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping. With the goal of streamlining all manufacturing and assembly processes, we have implemented an outsourced, just-in-time manufacturing strategy that relies on contract manufacturers to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. The use of advanced supply chain techniques has enabled us to increase our manufacturing capacity and reduce our manufacturing costs.

We outsource the majority of our manufacturing operations to major contract manufacturers in Israel and the Philippines. Our warehouse operations are outsourced to a subcontractor in Israel. The raw materials for our products come primarily from the United States, Europe and Asia Pacific.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 9002, and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards including the “RoHS” (Restrictions of Hazardous Substances) Directive. In addition, the “WEEE” (Waste Electrical and Electronic Equipment) Directive requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products.

Research and Development

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products, with particular emphasis on equipment for transitioning to  IP-based networks, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.

Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2009, our research, development and engineering staff consisted of 129 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both application specific integrated circuits, or ASICs, and radio frequency integrated circuits, or RFICs, to full system integration. We leverage our research and development capabilities through the use of specialized outside design firms. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

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

We have registered trademarks as follows:

●	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

●	for the standard character mark Ceragon Networks in Canada;

●	for our design mark for FibeAir in the United States, Israel and the European Union;

●	for the standard character mark FibeAir in the United States;

●	for the standard character mark CeraView in the United States, Israel and the European Union; and

●	For the standard character mark Native2 in the European Union, Australia, Japan and the Philippines.

In addition, applications for the standard character mark NATIVE2  are pending in additional jurisdictions.

Until recently, we have not aggressively pursued patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.  To date, we have eight non-provisional patent applications and three provisional patent applications pending in the United States and other foreign jurisdictions. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include Aviat Networks (formerly known as Harris Stratex Networks, Inc.), Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In addition to these primary competitors, a number of other wireless equipment suppliers, including Alcatel-Lucent, DragonWave Inc., Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, offer or are developing products that compete with our products.

We believe we compete favorably on the basis of:

●	product performance, reliability and functionality;

●	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

●	cost structure; and

●	support and technical service and experience and commitment to high quality customer service.

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

Under the R&D Law, we applied for and granted R&D grants In exchange, we as a recipient of such grants were required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program.

In December 2006, we entered into an agreement with the OCS to conclude our R&D grant programs sponsored by the OCS. Under the agreement, we were required to repay the OCS approximately $11.9 million in outstanding grants, in semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the OCS approximately $7.4 million to retire all the debt remaining from this agreement. The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate and at an increased total amount, which may be substantial. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.

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

C.  Organizational Structure

We are an Israeli company that commenced operations in 1996.  The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks do Brasil Limitada	Brazil	100%
Ceragon Networks (India) Private Limited	India	100%
Ceragon Networks (Philippines), Inc.	Philippines	100%
Ceragon Networks APAC (Singapore) Pte. Ltd.	Singapore	100%

D.  Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 53,830 square feet in Tel Aviv, Israel.  The leases for the majority of this space are valid until December 2010, with an option to renew for an additional two-year period.

In the United States, we lease approximately 5,800 square feet in Paramus, New Jersey, for our North American headquarters.  The lease in Paramus is valid until July 2013. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015; in India, we lease approximately 5,000 square feet expiring in October 2010; and in Singapore, we lease approximately 2,375 square feet expiring in October 2010.  We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

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

A.	Operating Results

Overview

We are a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies including GSM, CDMA, EV-DO HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by growing numbers of subscribers and the increasing demand for mobile data services.

We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in nearly 130 countries.

We have grown our revenues from $73.8 million for the year ended December 31, 2005 to $184.2 million for the year ended December 31, 2009, representing a 26% compound annual growth rate, or CAGR. As a result of the global economic slowdown, our revenues for 2009 decreased 15% compared to our revenues for 2008. In 2009, approximately 38% of our revenues were derived from customers in Europe, the Middle East and Africa and 37% from customers in Asia Pacific.

Industry Trends

Market trends have placed, and will continue to place, pressure on the selling prices for our products and on our gross margins. The global economic slowdown experienced in 2009 has created significant challenges to our attempt to maintain or increase revenues. Our objective is to continue to meet the rising demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

●
Challenging Market Conditions.  The global economic slowdown experienced in 2009 has resulted in a lengthening of the sales cycles and planned timeline for new customer projects and stretched our purchasing decisions.  Consequently, revenue opportunities have diminished and may fluctuate in the short term, and it will be a challenge to restore revenue growth to the rate experienced in the recent past.

●
Growing Number of Global Wireless Subscribers. Growth in the number of global wireless subscribers is being driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding wireless networks and by building new networks.

●
Increasing Demand for Mobile Data Services. Cellular operators and other wireless service providers are facing increasing demand from subscribers to deliver voice and data services, including Internet browsing, music and video applications.

●
Transition to IP-based Networks. Cellular operators and other wireless service providers are beginning to deploy all-IP networks and upgrade their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.

We are also experiencing pressure on our sale prices as a result of several factors:

●
Increased Competition: Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, and growing competition from both start-up companies and well-capitalized telecommunication systems providers.

●
Regional Pricing Pressures: In recent years we have increased sales of our products in India and other parts of Asia Pacific in response to the rapid build-out of cellular networks in those regions. For the years ended December 31,  2007, 2008 and 2009,  42%, 52% and 37%, respectively, of our revenues were earned in the Asia Pacific region, the majority of which was derived from India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

●
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

●
Sales through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2009, approximately 22% of our sales was to our three OEMs of wireless equipment, rather than directly to end users. We anticipate that sales to OEMs will continue to constitute a significant part of our business in the future.

Although we have successfully reduced the cost of producing our equipment and continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.

As we continue to expand our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in developing nations. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

Finally, although our revenues have grown rapidly over the last several years, we did not sustain our recent growth rate in 2009 due to the general global economic conditions and may not be able to regain the rapid rate of growth in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, estimated warranty costs, costs related to management of our supply chain, shipping. In addition, we pay fees to subcontractors relating to installation services with respect to our products.

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

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 26% of their taxable income in 2009 and 25% in 2010.  The rate is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. However, the effective tax rate payable by a company that derives income from an “approved enterprise” or "beneficiary enterprise" designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. As of December 31, 2009, the end of our last fiscal year, our net operating loss carry forwards amounted to approximately $40million for Israeli tax purposes and $9 million for U.S. tax purposes.

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

●	Revenue recognition;

●	Inventory valuation;

●	Provision for doubtful accounts;

●	Stock-based compensation expense;

●	Deferred taxes; and

●	Marketable securities.

Revenue recognition.  We generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers ("OEM").

Revenues from product sales are recognized in accordance with ASC topic 605-10, previously referred to as SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB 104"), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

We generally do not grant a right of return to our customers. When a right of return exists, we create a provision for returns according to ASC topic 605, previously referred to as SFAS 48, "Revenue Recognition When Right of Return Exists".

Revenue from certain arrangements includes the sale of products and post delivery installation services. We consider the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met we defer the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

Our accounting policy complies with the requirements set forth in ASC 605-25, previously referred to Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under ASC 605-10.

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

Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2009, our allowance for doubtful accounts was $2.9million and our trade receivables were $71.3 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

Stock-based compensation expense.
ASC 718 “Compensation- Stock Compensation”, previously referred to as Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement.

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

Stock-based compensation expense recognized under ASC 718 was $1.8 million, $2.6 million and $3.6million for the years ended December 31, 2007, 2008 and 2009, respectively.

Deferred Taxes.  We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carryforward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made. During 2008, following our determination that it is more likely than not that we will be able to realize a portion of our deferred tax assets, we recorded a tax benefit of approximately $11.4 million and in 2009 a tax benefit of approximately $0.3 million.

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

We periodically review our marketable securities for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is "other-than-temporary" as defined under ASC 320-10-35 previously referred to as FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". On April 1, 2009, we adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments" (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings.

During 2009, we did not record other-than-temporary impairment of our marketable securities.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	63.9	66.6	67.0
Gross profit	36.1	33.4	33.0
Operating expenses:
Research and development, net	9.5	9.3	10.9
Selling and marketing	15.7	14.8	16.3
General and administrative	3.3	3.3	4.3
Expense in respect of settlement reserve	0.3	-	-
Total operating expenses	28.7	27.4	31.5
Operating income	7.4	6.0	1.5
Financial income, net	0.7	1.0	0.8
Tax benefit (tax on income)	-	5.0	(0.3)
Net income	8.1	12.0	2.0

Year ended December 31, 2008 compared to year ended December 31, 2009

Revenues.  Revenues decreased from $217.3 million for the year ended December 31, 2008 to $184.2 million for the year ended December 31, 2009, a decrease of $33.1 million, or 15%. This decrease was attributable primarily to decreased sales of our products to wireless service providers, in particular through our OEM channels, mainly within the Asia Pacific region. Revenues in the Asia Pacific region decreased to $67.7 million for the year ended December 31, 2009 as compared to $113.0 million for the year ended December 31, 2008. The decrease in revenues in the Asia Pacific region was primarily due to the downturn in macroeconomic conditions, which resulted in a lengthening of the sales cycles and planned timeline for new customer projects. In addition, during 2009 we entered into certain turnkey projects in which the cycle of the revenues recognition from those turnkey projects is longer.  As a percentage of revenues, sales in the Asia Pacific region decreased to 37% for the year ended December 31, 2009 from 52% for the year ended December 31, 2008.

Cost of Revenues.  Cost of revenues decreased from $144.6 million for the year ended December 31, 2008 to $123.5 million for the year ended December 31, 2009, a decrease of $21.1 million, or 15%. This decrease was attributable mainly to decreased purchases of products from our contract manufacturers, in line with the decrease in our revenues.

Gross Profit.  Gross profit as a percentage of revenues decreased from 33.4% for the year ended December 31, 2008 to 33.0% for the year ended December 31, 2009.

Research and Development Expenses. Our research and development expenses slightly decreased from $20.3 million for the year ended December 31, 2008 to $20.2 million for the year ended December 31, 2009, a decrease of $0.1 million, or 0.5%. The decrease in our research and development expenses was attributable primarily to cost saving measures we took during 2009 which reduced our salaries expenses paid to our research personnel versus an increase related to expenses paid to subcontractors. Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 11% in the year ended December 31, 2009 compared to 9% for the year ended December 31, 2008.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $32.3 million for the year ended December 31, 2008 to $30.0 million for the year ended December 31, 2009, a decrease of $2.3 million, or 7%. This decrease was attributable primarily to the effects of our cost savings programs in our sales activities, a decrease in commissions paid to our sales and marketing staff as a result of our decreased sales, and a decrease in our marketing expenses. As a percentage of revenues, selling and marketing expenses were 16% in the year ended December 31, 2009 and 15% in the year ended December 31, 2008.

General and Administrative Expenses. General and administrative expenses increased from $7.2 million for the year ended December 31, 2008 to $7.9 million year ended December 31, 2009. This increase was attributable primarily to $0.8 million of stock based compensation expenses and increase in professional services provided of $0.7 million, offset by a decrease in the provision made for doubtful debts in an aggregate amount of $0.6 million. As a percentage of revenues, general and administrative expenses were 3% and 4% for the years ended December 31, 2008 and 2009 respectively.

Financial Income, Net. Financial income, net decreased from $2.2 million for the year ended December 31, 2008 to $1.5 million for the year ended December 31, 2009, a decrease of $0.7 million, or 32%. As a percentage of revenues, financial income, net decreased to 0.8% in the year ended December 31, 2009 compared to1% for the year ended December 31, 2008. This decrease was attributed mainly to lower income on our short-term and long-term interest-bearing investments due to reduction of interest rates in the financial markets.

Tax Benefit (Expense), Net. In 2008, tax benefit was $10.8 million and in 2009 tax expenses were $0.5 million. In 2008 we recorded an income tax benefit, reversing a valuation allowance on deferred income tax assets of approximately $11.4 million.

Net Income. Net income decreased from $26.0 million for the year ended December 31, 2008 to $3.7 million for the year ended December 31, 2009. As a percentage of revenues, net income decreased to 2% for the year ended December 31, 2009 from 12% for the year ended December 31, 2008. The decrease in net income was attributable primarily to the decrease in revenues and the tax benefit of approximately of $11.4 million recorded in 2008.  In addition, net income was impacted by the decrease in interest income in 2009.

Year ended December 31, 2007 compared to year ended December 31, 2008

Revenues.  Revenues increased from $161.9 million for the year ended December 31, 2007 to $217.3 million for the year ended December 31, 2008, an increase of $55.4 million, or 34%. This increase was attributable primarily to increased sales of our products to wireless service providers, in particular through our OEM channels, mainly within the Asia Pacific region. Revenues in the Asia Pacific region increased to $113.0 million for the year ended December 31, 2008 as compared to $68.4 million for the year ended December 31, 2007. The increase in revenues in the Asia Pacific region was primarily due to deployment of new cellular networks and the related growth in the number of mobile subscribers in the region. As a percentage of revenues, sales in the Asia Pacific region increased to 52% for the year ended December 31, 2008 from 42% for the year ended December 31, 2007.

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

●
Sales to OEMs which have increased from $33.7 million for the year ended December 31, 2007 to $73.1 million for the year ended December 31, 2008, an increase of $39.4 million, or 117%. These sales generate lower gross margin than our direct sales.

●	Sales to customers in Asia Pacific, especially India, have increased. These sales have lower gross margin than sales in other regions.

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

Financial Income, Net. Financial income, net increased from $1.2 million for the year ended December 31, 2007 to $2.2 million for the year ended December 31, 2008, an increase of $1.0 million, or 83%. As a percentage of revenues, financial income, net increased to 1% in the year ended December 31, 2008 compared to 0.7% for the year ended December 31, 2007. Financial income rose because of the interest received on higher cash balances and cash investments following our offering which completed in December 2007

Tax Benefit, Net. For the year ended December 31, 2008, we recorded an income tax benefit, net of approximately $10.8 million. The benefit was primarily derived from an increase in deferred income taxes assets reversing valuation allowances on deferred income tax assets of approximately $11.4 million, offset in part by $0.5 million of current taxes. As a percentage of revenues, tax benefit, net represent 5% in the year ended December 31, 2008 compared to none for the year ended December 31, 2007.

Net Income. Net income increased from $13.1 million for the year ended December 31, 2007 to $26.0 million for the year ended December 31, 2008. As a percentage of revenues, net income increased to 12% for the year ended December 31, 2008 from 8% for the year ended December 31, 2007.

Impact of Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in NIS and to a significantly lesser extent in Euros. Our NIS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. Transactions and balances in currencies other than U.S. dollars are remeasured into U.S. dollars according to the principles in ASC topic 830, “Foreign Currency Matters”, previously referred to as Financial Accounting Standards Board Statement No. 52. Gains and losses arising from remeasurement are recorded as financial income or expense, as applicable.

The following table presents information about the the exchange rate of the NIS against the dollar:

Year ended December 31,	NIS devaluation (appreciation) %

2005	6.8
2006	(8.2)
2007	(9.0)
2008	(1.1)
2009	(0.7)

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

B.           Liquidity and Capital Resources

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

As of December 31, 2009, we had approximately $98.3 million in cash and cash equivalents, short- and long-term bank deposits, and short- and long-term marketable securities.

As of December 31, 2009, our cash investments were comprised of the following: 39% consisted of short-term, highly liquid investments with original maturities of up to three months, and 48% consisted of short-term deposits and marketable securities with original maturities of up to one year, with a minimum credit rating of A/A2. The remaining balance of our liquid assets is invested in corporate and government debt securities and in bank deposits with maturities of up to three years, carrying a minimum rating of BBB+/A1. Substantially all of these investments are in US dollars.

Net cash provided by operating activities was $16.8 million for the year ended December 31, 2009. Net cash used in operating activities was $11.5 million for the year ended December 31, 2008 and $4.3 million for the year ended December 31, 2007.

In 2009, our cash provided by operating activities was affected by the following principal factors:

●	our net income of $3.7 million;

●
a $12.8 million increase in trade payables, which was mostly attributable to increased purchases of products from our contract manufacturers primarily for turnkey projects for which revenues have not yet been recognized;

●	a $12.7 million increase in deferred revenues paid in advance; and

●	a $2.4 million decrease in trade receivables, which was primarily attributable to the decrease in our revenues.

These factors were partially offset by a $25.4 million increase in inventories, primarily resulting from an increase in turn key projects in which revenues are often recognized after products are installed and accepted by the customer.

In 2008, our cash used in operating activities was affected by:

●	a $30.3 million increase in trade receivables, which was primarily attributable to our increased revenues;

●	a $11.4 million increase in a deferred income tax asset, which was attributable to the creation for the first time of the deferred tax asset;

●	a $3.4 million increase in inventories, which was primarily attributable to an increase in finished goods; and

●
a $5.3 million decrease in other accounts payable and accrued expenses, which was primarily attributable to the retirement of the remaining debt to the OCS from the agreement reached in December 2006 and, in addition, a $4.7 million decrease in  long term payables as a result of retiring such debt. The total payment to the OCS was in the amount of $9 million.

These factors were partially offset by:

●	our net income of $26.0 million; and

●	a $13.9 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers.

In 2007, our cash used in operating activities was affected by:

●	a $13.1 million increase in trade receivables, which were primarily attributable to our increased revenues;

●	a $9.5 million increase in inventories, which was primarily attributable to an increase in finished goods;

●
a $3.7 million increase in other accounts receivables and prepaid expenses, which was primarily attributable to an increase in prepaid expenses mainly related to deferred revenues from turnkey projects; and

●	a $3.3 million decrease in other long-term payables as a result of two installment payments to the OCS pursuant to the termination of the OCS grant program.

These factors were partially offset by:

●	our net income of $13.1 million;

●	a $4.2 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers;

●	a $2.4 million increase in other accounts payable and accrued expenses, which was primarily attributable to employee accruals; and

●	a $3.0 million increase in deferred revenues, which were primarily attributable to increased advance payments from customers received as a result of our increasing participation in turnkey projects.

Net cash provided by investing activities was approximately $2.5 million for the year ended December 31, 2009, as compared to net cash used in investing activities of approximately $11.3 million and $45.9 million for the years ended December 31, 2008 and 2007, respectively. In the year ended December 31, 2009, our proceeds from maturity of short-term bank deposits of $46.2 million and from maturities of held-to-maturity marketable securities of $11.8 million were offset partially by investment in short and long-term bank deposits of $44 million and in held-to-maturity marketable securities of $4.7 million. In the year ended December 31, 2008, our investments of $66.3 million in short-term and long-term bank deposits and $14.9 million in held to maturity marketable securities were partially offset by the proceeds of $13.5 million from held-to-maturity marketable securities and proceeds of $61.4 million from maturity of short- and long-term bank deposits. In addition, there was a purchase of property and equipment in a net amount of $5 million. In the year ended December 31, 2007, the proceeds of $8.6 million from held-to-maturity marketable securities and proceeds of $6.2 million from maturity of short- and long-term bank deposits were offset by our investments of $35.7 million in short-term and long-term bank deposits and $22.2 million in held to maturity marketable securities. These investments were attributable to the proceeds from the follow-on public offering completed in November 2007. In addition, there was a purchase of property and equipment in a net amount of $2.9 million.

Net cash used in financing activities was approximately $9.2 million for the year ended December 31, 2009 as compared to net cash used in financing activities of $7.6 million for the year ended December 31, 2008 and net cash provided by financing activities of $98.7 million for the year ended December 31, 2007. For the year ended December 31, 2009, the Company used an amount of $12.2 million to purchase treasury shares as part of the Company’s share repurchase program. For the year ended December 31, 2008, the Company used an amount of $7.9 million to purchase treasury shares as part of the Company’s share repurchase program. For the year ended December 31, 2007, a net amount of $88.7 million consisted of the net proceeds of the issuance of shares in a follow-on public offering. The balance of the cash as of December 31, 2009, 2008 and 2007 consisted of proceeds from exercises of share options by employees of $3.0 million, $0.7 million and $10 million, respectively.

As of December 31, 2009, our principal commitments consisted of $7.2 million for obligations outstanding under non-cancelable operating leases.

In October 2008, we announced the adoption a share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $20 million. The share repurchase program was completed in 2009. As of December 31, 2009, we purchased 3,481,523 shares at a weighted average price per share of approximately $5.74 per share (excluding commission and broker fees).

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated growth in our operations as a result, in part, from our increased participation in turnkey projects. We anticipate that our capital expenditures during 2010 will be primarily for the purchase of additional testing equipment and office equipment.

We believe that current cash and cash equivalent balances, short-term bank deposits and short-term marketable securities will be sufficient for our requirements through at least the next 12 months.

C.           Research and Development

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

Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of December 31, 2009, our research, development and engineering staff consisted of 129  employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both ASICs and RFICs, to full system integration. We leverage our research and development capabilities through the use of specialized outside design firms. Our research and development projects currently in process include extensions to our emerging IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

Our research and development expenses were approximately $15.5 million or 10% of sales in 2007, $20.3 million or 9% of sales in 2008, and $20.2 million or 11% of sales in 2009.

Intellectual Property

See: “Item 4. History and Development of the Company–Intellectual Property.”

D.           Trend Information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.           Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.           Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Operating lease obligations1	7,160	3,265	3,243	587	65
Purchase obligations2	87,239	87,239	--	--	--
Other long-term commitment3	2,203	--	--	--	2,203

Total	96,602	90,504	3,243	587	2,268
____________
(1)       Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2009 was approximately $7.2 million, of which approximately $5.0 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $2.2 million.

Effect of Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) approved its Accounting Standards Codification (“Codification”) as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the annual financial statements of fiscal year 2009, all references made to US GAAP uses the new Codification numbering system prescribed by the FASB.

In June 2009, the FASB issued an update to ASC Topic 860, “Transfers and Servicing,” which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued an update to ASC Topic 810, “Consolidation,” which, among other things, (i) require an entity to perform an analysis to determine whether an entity’s variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) require ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amend certain guidance for determining whether an entity is a variable interest entity; and (iv) require enhanced disclosure that will provide users of financial statements with more transparent information about an entity’s involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In October 2009, the FASB issued an update to ASC Topic 605-25, “Revenue Recognition- Multiple Element Arrangements”, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. In October 2009, the FASB also issued an update to ASC Topic 985-605, “Software Revenue Recognition”, which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards will be effective for us in the first quarter of 2011. Early adoption is permitted. We may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position

Zohar Zisapel	61	Chairman of the Board of Directors
Ira Palti	52	President and Chief Executive Officer
Naftali Idan	58	Executive Vice President and Chief Financial Officer
Hillik Rave	58	Executive Vice President, Worldwide Operations
Eran Westman	39	Executive Vice President, Worldwide Sales
Sharon Ganot	41	Vice President, Human Resources
Udi Gordon	43	Executive Vice President, Marketing and Business Development
Donna Gershowitz	46	Vice President and General Counsel and Corporate Secretary
Hagai Zyss	38	Vice President, Research and Development
Eyal Assa	38	Chief Operating Officer, Sales
Joseph Atsmon	61	Director
Yael Langer	45	Director
Yair E. Orgler	70	Director
Avi Patir	61	Director

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of two other public companies – RADVision Ltd. and RADCOM Ltd. – and as chairman or director of several private companies. Since July 2008, Mr. Zisapel has been a director of Amdocs Limited, a public company.  Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

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

Eran Westman has served as our Executive Vice President, Worldwide Sales since October 2008. From January 2004 to September 2008, Mr. Westman served as President Asia Pacific, and from July 2001 to December 2003, he was Vice President Sales for Europe, the Middle East and Africa.. Mr. Westman holds a LL.B degree from the Herzog Faculty of Law at Bar Ilan University.

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

Udi Gordon has served as our Executive Vice President Marketing & Business Development since June 2009.  From October 2008 through May 2009, Mr. Gordon served as our Vice President, Business Development. From 2003 to 2008, Mr. Gordon headed our research and development department, his most recent position being Executive Vice President R&D. From 1997 until June 2003, he served as a senior manager in our research and development department.    Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude) and an M.B.A. from Bar-Ilan University.

Donna Gershowitz has served as our VP & General Counsel and Corporate Secretary since June 2009.  Prior to joining Ceragon, Ms. Gershowitz served as the General Counsel of Elron Electronic Industries Ltd. from March 2008 through April 2009, as the Regional General Counsel of SanDisk Corporation from November 2006 through March 2008 and as the VP & General Counsel of msystems Ltd. (prior to its acquisition by SanDisk Corporation) from June 2004 through November 2006.  Ms. Gershowitz has also held positions as legal counsel in other Israeli high tech companies.  Ms. Gershowitz holds a B.A. in Politics from Brandeis University and a J.D. from Boalt Hall School of Law, University of California, at Berkeley. Ms. Gershowitz is a member of the Israeli Bar and the California Bar.

Hagai Zyss has served as our Vice President, Research and Development since October 2008. Previously, Mr. Zyss served in our research and development from June 2000, his most recent position being Vice President Next Generation Networks. Mr. Zyss received B.Sc. and M.Sc. degrees (cum laude) in electrical engineering and electronics from Tel-Aviv University.

Eyal Assa has served as our Chief Operating Officer, Sales since October 2008.  Previously, Mr. Assa served as VP Business Development and OEM Relations.  From August 1998, Mr. Assa held several senior R&D positions at Seabridge Ltd., a Siemens company, the last one being Vice President of Research and Development.  Mr. Assa holds a B.Sc. in Mathematics and Statistics (cum laude) and M.Sc. in Computer Science (summa cum laude), both from Tel-Aviv University.

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001 and of RADVision Ltd. since June 2003. From November 2005 until December 2008, Mr. Atsmon was a director of VocalTec Communications Ltd. From April 2001 until October 2002, he served as Chairman of Discretix Ltd.  From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development.  Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion.  Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules and is our audit committee chairman and financial expert.

Yael Langer has served as a director since December 2000.  Ms. Langer served as our general counsel from July 1998 until December 2000.  Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group.  Since July 2009, Ms. Langer serves as a director in RADWARE Ltd. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group.  From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Director at Bank Hapoalim, B.M., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Avi Patir has served as an external director since March 2007. Mr. Patir is President for Mobile Broadband and CTO at MIRS Communications Ltd., a wholly-owned subsidiary of Motorola Israel Ltd.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd.  Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2009.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and senior management as a group, consisting of 161 persons	$2,944,105	$263,731

1The group includes two former members of senior management whose employment with the Company ceased during 2009.

During 2009, we granted to our directors and senior management 361,666 options to purchase ordinary shares, in the aggregate, with exercise prices of $5.35, $6.19 and $9.66 per share. The options expire 10 years after grant.

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

The board may pass a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present when the resolution is put to vote and voting thereon. According to our Articles of Association, unless otherwise unanimously decided by our board of directors, a quorum of directors is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting and conclusively determined by the chairman of the Audit Committee and in the absence of such determination, by the Chairman of the Board.  (but not less than two directors). Our board of directors may elect one director to serve as the chairman of the board to preside at the meetings of the board of directors, and may also remove such director as chairman. Minutes of the meetings are recorded and kept at our offices.

Terms of Directors

Our Articles of Association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting and voting thereon. In accordance with the provisions of the Companies Law, each of our external directors, as further described below, serves a three-year term, which may be extended by additional three-year terms. At the annual general meeting of shareholders in September 2004, our Articles of Association were amended to provide for a classified board of directors. The board of directors is presently divided into two classes: Class I and Class II. Each director (other than an external director), when and however elected, will be designated as a member of one of the two classes of directors. The director (other than a director elected to fill a vacancy as permitted under our Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Ms. Langer is currently our Class I director, serving for a term ending at the 2011 annual general meeting. Messrs. Zisapel and Atsmon are currently our Class II directors, serving for a term ending at the 2012 annual general meeting of the shareholders.

If any directors are appointed by the board of directors to fill any vacancy, their appointment must be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office, in certain circumstances subject to the Companies Law. There is no requirement that a director own shares of our company. Directors may appoint alternative directors in their stead, subject to the Companies law and our Articles of Association.

According to an amendment to the Companies Law adopted in 2008, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as director nor shall serve as director in a public company. A public company shall not summon a general assembly whose agenda includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

●      the company;

●     any entity controlling the company at the date of such person’s appointment; or

●	any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by its controlling shareholder.

                The term “affiliation” includes:

●     an employment relationship;

●     a business or professional relationship maintained on a regular basis;

●      control; and

●     service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).

According to regulations promulgated under the Companies Law:

●	A public company may appoint an external director to serve as director in its wholly owned and controlled subsidiaries, subject to certain conditions;

●	A person who served as an external director in a target company which was merged into the acquiring company shall not be deemed to have an affiliation with the acquiring company;

●
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

●
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

Yair Orgler and Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009, at the annual meeting of shareholders, Messrs. Orgler and Patir were appointed for a second terms as external directors.  Their second terms will expire in March 2013.

Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise”.

A director with “accounting and financial expertise” is a director whose education, experience and qualifications qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” must either (i) have an academic degree in economics, business management, accounting, law, public administration or other academic degree or high education in the company’s main field of business or which is relevant to his or her office; or (ii) have at least five years’ experience in one or more of the following: senior position in the business management of a corporation with substantial business activities, senior public servant, or other seniority in the company’s main fields of business.

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

Election of External Directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	at least one third of the shares of non-controlling shareholders voted at the meeting, not taking into account any abstentions, vote in favor of the election; or

●	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. In July 2005, our board of directors determined that the independent directors would carry out these functions.

Companies Law Requirements

Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

●	the chairman of the board of directors;

●	any controlling shareholder or any relative of a controlling shareholder; and

●	any director employed by the company or who provides services to the company on a regular basis.

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

The audit committee may not approve an action or a transaction discussed above unless at the time of approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which an approval was granted.

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

Remuneration of Directors

Directors’ remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the audit committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations, as further detailed below.

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

Additionally, according to other regulations promulgated under the Companies Law, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the audit committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations promulgated under the Companies Law regarding remuneration of external directors; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

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

We have appointed the firm of Chaikin, Cohen, Rubin & Co., Certified Public Accountants (Isr.) as our internal auditor.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder is a duty to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties in the company and any other of his or her other duties or his or her personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder’s duty of loyalty (as described above) if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder discloses the nature of his or her interest in the transaction to the company in a reasonable time before the company’s approval.

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company, promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

●	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

                Under the Companies Law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;

●	otherwise than on market terms; or

●	that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder or a relative as an office holder or employee, require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

●	at least one-third of the shares of shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy or written ballot), vote in favor; or

●	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the aggregate voting rights in the company.

With respect to the aforementioned transaction, any shareholder participating in the vote must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will be disregarded.

In accordance with regulations promulgated under the Companies Law, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholders’ approval, subject to the existence of one of the following circumstances, which existence was approved by the audit committee and then by the board of directors, such circumstances exist when a contemplated transaction: (i) may involve the extension of an existing transaction that was duly approved in accordance with the provisions of the Companies Law and does not involve any significant change in the terms of the existing transaction and other related circumstances or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a framework transaction that was duly approved under the provisions of the Companies Law, such framework transaction allowing the company to execute transactions, in the ordinary course of business, of similar type, period and such other terms detailed in the framework transaction; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the company are not materially different from the terms that apply to the controlling shareholder or an entity controlled by him or her (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies under the common control of a controlling shareholder, or between a public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. Additionally, employment and compensation arrangements for an office holder that is a controlling shareholder in a public company and the purchase of an insurance policy for such controlling shareholder or his relative do not require shareholders’ approval if certain criteria are met, as approved by the audit committee and the board of directors. The foregoing exemptions from shareholders’ approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of a public company or of such company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

Office Holders’ Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

●	a breach of his or her duty of care to us or to another person;

●	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

●	a financial liability imposed upon him or her in favor of another person.

Exculpation and Indemnification of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may indemnify any of our office holders against an act performed in his or her capacity as an office holder, including indemnity for the following:

●
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

●
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

●
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

●
a breach by the office holder of his or her duty of loyalty, except that the company may enter into an insurance contract or indemnify an office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless it was committed only negligently;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine levied against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to an office holder who is also a controlling shareholder or a director, also by our shareholders (unless the exemptions discussed above apply).

We indemnify our office holders to the fullest extent permitted under the Companies Law. We currently hold directors and officers liability insurance for the benefit of our office holders, which includes directors. This policy was approved by our board of directors and by our shareholders. Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. However, with respect to companies such as Ceragon, which were incorporated prior to the Companies Law coming into effect, shareholders’ approval must be obtained by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. In accordance with the Companies Law, a shareholders’ meeting may resolve that a lower majority will be required for the approval of a merger, provided that such resolution is approved by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions.

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

Full Tender Offer. The Companies Law also provides that if, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares or the voting rights in the company, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Companies Law provides for appraisal rights if any shareholder who was an offeree in the tender offer files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder as long as the shares are held by the acquirer.

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

Employees

As of December 31, 2009, we had 508 employees worldwide, of whom 129 were employed in research, development and engineering, 293in sales and marketing, 35 in management and administration and 51 in operations.  Of these employees, 269 were based in Israel, 25 were based in the United States, 33 were based in Europe, 22 were based in Latin America and 159 were based in Asia Pacific.

As of December 31, 2008, we had 444 employees worldwide, of whom 127 were employed in research, development and engineering, 245 in sales and marketing, 35 in management and administration and 37 in operations.  Of these employees, 265 were based in Israel, 24 were based in the United States, 19 were based in Europe, 20 were based in Latin America and 116 were based in Asia Pacific.

As of December 31, 2007, we had 334 employees worldwide, of whom 118 were employed in research, development and engineering, 142 in sales and marketing, 33 in management and administration and 41 in operations. Of these employees, 251 were based in Israel, 19 were based in the United States, 13 were based in Europe, 15 were based in Latin America and 36 were based in Asia Pacific.

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination without due cause. We currently fund a partial amount of the severance obligations to our employees (other than temporary employees) by making monthly payments in the amount of 8.33% of an employee’s monthly wages to approved pension funds or insurance policies.  New employees of ours (other than temporary employees), under a specific statutory provision, are generally entitled to the severance sums accrued in their pension funds or insurance policies in any event of termination without due cause (including in case of resignation) and said severance sums fully satisfies our severance obligation towards said employees.

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

Our employees are covered by a “managers insurance”, which provides life and pension insurance coverage with customary benefits to employees, including retirement and severance benefits. We contribute 13.33% of our permanent employee’s base salary (which includes a severance amount) to “managers insurance” fund and the employees contribute 5.00% of their base salary to such funds. In addition, our employees are entitled to an “advanced education fund”. We contribute 7.50% of the employees’ base salary and the employees contribute 2.50% of their base salary to such fund (up to a maximum amount).

Our employees are not represented by a labor union. To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 15, 2010.  The percentage of outstanding ordinary shares is based on ordinary shares outstanding as of March 15, 2010.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options

Zohar Zisapel	4,508,225	12.9	440,000	$2.00 - $11.75
Ira Palti	667,812	1.9	900,000	$4.49 - $11.79
All directors and senior management as a group, consisting of 14 people (3)	6,103,138	17.5	2,674,708	$1.50 - $14.29

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 15, 2010.

(2)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(3)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 15, 2010 (including options held by each such person and which are vested or shall become vested within 60 days of March 15, 2010) and have therefore not been separately disclosed.

Stock Option Plans

1996 Key Employee Share Incentive Plan

In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group were eligible to participate in the plan. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2009:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

329,150	329,150	$7.52

Affiliate Employees Option Plan

In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of February 2003 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before February 2003 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the 1996 key employee share incentive plan. The options expire five to ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2009:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

264,775	264,775	$4.42

In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the 1996 key employee share incentive plan and the affiliate employees option plan for grants pursuant to the 2003 share option plan.

The 2003 Share Option Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that were introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The option committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The option committee has an authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following table presents option grant information for this plan as of December 31, 2009.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price

14,670,929	501,414	4,792,398	$5.79

The following table presents certain option grant information concerning the distribution of options (granted under all three plans of the Company) among directors and employees of the Company as of December 31, 2009:

	Options Outstanding	Unvested Options

Directors and senior management	2,671,416	647,088

All other grantees	2,714,907	1,240,695

During 2008, our board of directors approved a stock option exchange program for certain share options that were granted during 2007 and 2008 until the date of the exchange program (the “Options”).  Under the exchange program, we offered our employees the opportunity to exchange the Options for new options to be granted to them on the date of the exchange. These new options would have a new exercise price which would be equal to the closing price of our ordinary shares on the NASDAQ Global Market on the date the new options were granted. As a result of the exchange, on November 6, 2008 391,000 options with an exercise price ranging between $7 to $17 per share were cancelled and 391,000 options with an exercise price of $5.65 per share were granted. According to the program, those new options will vest over a period of four years commencing on the date of the exchange.

Amendment

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 15, 2010 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)

Zohar Zisapel (2)	4,508,225	12.9%
Yehuda Zisapel (2)	2,238,000	6.4%
William Leland Edwards et al. (3)	2,601,124	7.5%
Gilder, Gagnon, Howe & Co LLC(4)	1,910,891	5.5%

(1)	Based on ordinary shares issued and outstanding as of March 15, 2010.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.
(3)
Based on information provided in a Statement on Schedule 13G/A filed with the SEC on February 16, 2010 by William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors, Palo Alto Investors LLC (“PAI”).  Palo Alto Investors is the manager of PAI.  William Leland Edwards is the controlling shareholder of Palo Alto Investors and has sole voting and dispositive power over 28,200 of the ordinary shares, and shared voting and dispositive power over 2,572,924 of the ordinary shares.  Anthony Joonkyoo Yun, MD, is the President of Palo Alto Investors and PAI.  Dr. Yun, Palo Alto Investors and PAI have shared voting and dispositive power over 2,572,924 of the ordinary shares. Since providing a Statement on Schedule 13G filed with the SEC on February 17, 2009 by Mr. Edwards, Dr. Yun, Palo Alto Investors and PAI, each has increased their shared voting and dispositive power from 1,830,600 to 2,572,924 ordinary shares, or 5.0% to 7.3%.  The principal business office of the shareholder is 470 University Avenue, Palo Alto, California, 94301.

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 10, 2010 by Gilder, Gagnon, Howe & Co LLC (“GGHC”).  GGHC has the sole voting and dispositive power over 43,008 of the ordinary shares, and shared voting and dispositive power over 1,867,883 of the ordinary shares. The principal business office of the shareholder is 1775 Broadway, 26th Floor, New York, New York 10019.

As of March 15, 2010, approximately 13.8% of our ordinary shares were held in the United States and there were 38 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.1% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, as of March15, 2010, beneficially owns 6.4% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 12.9% of our ordinary shares as of March 15, 2010.  They are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Internet Binat Ltd.	RADWARE Ltd.
BYNET Data Communications Ltd.	Packetlight Networks Ltd.	RADWIN Ltd.
BYNET Electronics Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	SANRAD Inc.
BYNET SEMECH (Outsourcing) Ltd.	RADCOM Ltd.	SILICOM Ltd.
BYNET Software Systems Ltd.	RAD Data Communications Ltd. and its subsidiaries	WISAIR Inc.
BYNET Systems Applications Ltd.	RADiflow Ltd.
Chanellot Ltd.	RADLive Ltd.
Commex Technologies Ltd.	RADVision Ltd.

The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

Mr. Atsmon, one of our directors, also serves as a director of RADVision Ltd., another company in the RAD-BYNET group. Ms Langer, one of our directors, acts as general counsel for several companies in the RAD- BYNET group and serves as a director of RADWARE Ltd.

In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products.  Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities.. The aggregate amount of these expenses was approximately $1.2 million in 2009.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $0.2 million in 2009.

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

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility is approximately 53,830 square feet in size.  The leases for the majority of this facility are valid until December 2010, with an option to renew for an additional two-year period.  Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 5,800 square feet in size.  The lease for this facility is valid until July 2013.  The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.5 million in 2009.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $3.7 million for the year ended December 31, 2009.

Registration Rights

In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to ordinary shares which resulted following conversion of their preferred shares immediately prior to the completion of our initial public offering.  The agreement grants registration rights to each of:

•	the holders of the ordinary shares resulting from the conversion of such preferred shares; and

•	Yehuda Zisapel and Zohar Zisapel.

Under the agreement, each of these shareholders has the right to have its ordinary shares included in certain of our registration statements.

ITEM 8:                      FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The annual financial statements required by this item are found at the end of this Annual Report, beginning on Page F-1.

Export Sales

In 2009, 99% of our sales were to end users located outside of Israel.

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

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2005 (Annual)	$6.77	$3.40

2006 (Annual)	5.74	3.87

2007 (Annual)	21.89	5.11

2008 (Annual)	11.59	4.30

2009 (Annual)	11.77	3.90

2008
First Quarter	11.59	6.07
Second Quarter	11.45	7.50
Third Quarter	9.51	6.30
Fourth Quarter	7.56	4.30

2009
First Quarter	5.83	3.90
Second Quarter	6.92	4.35
Third Quarter	9.12	6.17
Fourth Quarter	11.77	7.60

2010
First Quarter (through March 15, 2010)	13.29	11.08

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

September 2009	$9.12	$6.85
October 2009	10.66	7.60
November 2009	10.15	8.63
December 2009	11.77	9.78
January 2010.	13.29	11.20
February 2010	13.05	11.08
March 2010 (through March 15, 2010)	12.32	11.19

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE.  The translation from NIS into U.S. dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2006 (Annual)	$5.70	$3.79

2007 (Annual)	20.33	5.15

2008 (Annual)	11.56	4.57

2009 (Annual)	11.80	4.20

2008
First Quarter	11.56	6.15
Second Quarter	11.30	7.40
Third Quarter	9.49	6.37
Fourth Quarter	7.43	4.57

2009
First Quarter	5.84	4.20
Second Quarter	7.08	4.28
Third Quarter	9.06	6.24
Fourth Quarter	11.80	8.06

2010
First Quarter (through March 15, 2010)	12.98	11.13

The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

September 2009	$9.06	$6.87
October 2009	10.78	8.06
November 2009	9.89	8.57
December 2009	11.80	9.76
January 2010	12.64	11.13
February 2010	12.98	11.18
March 2009 (through March 15, 2010)	12.32	11.30

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

General Corporate Tax Structure in Israel

Taxable income of Israeli company is subject to tax at the rate of, 26% in 2009 and 25% in 2010.  In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

However, the effective tax rate payable by a company that derives income from an approved enterprise and beneficiary enterprise, discussed further below, may be considerably lower.  See “The Law for the Encouragement of Capital Investments, 1959” below.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25% for the benefit period.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.

A company owning an approved enterprise may elect to forego certain government grants extended to an approved enterprise in return for an alternative package of benefits.  Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. This limitation does not apply to the exemption period.

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

The Investment Center has granted approved enterprise status to three investment programs at our former facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from these programs.  We have elected the alternative package of benefits under these approved enterprise programs.  The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income after the commencement of production and will be subject to a reduced company tax of between 10% and 25% for the subsequent period of five years, or up to eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%.  The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

Tax Benefits under the 2005 Amendment

On April 1, 2005, an amendment to the Investments Law (the “Amendment”) came into force. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, whose benefits will remain as they were on the date of such approval. However, a company that was granted benefits according to section 51 of the Investments Law (prior to the amendment) would not be allowed to choose a new tax year as a year of election (as described below) under the new amendment for a period of 2 years from the company’s previous year of commencement under the old Investment Law.

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

Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, we did not generate income under the provisions of the new law.

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

Special Provisions Relating to Taxation under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes were measured in real terms in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated us for three years. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in dollars. Since 2006, we file for extensions on an annual basis.. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. As of 2010, Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares. However, the foregoing tax rates would not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As stated earlier, dividends of income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

Dividends generated by an approved enterprise (or Benefited Enterprise)	Dividends not generated by an approved enterprise (or Benefited Enterprise)
	U.S. company holding 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year	Other non-resident
15%	12.5%	20%-25%

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are grantor trusts;

•	S corporations;

•	are certain former citizens or long-term residents of the United States;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	are real estate investment trusts or regulated investment companies;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.  For example, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of the alternative minimum tax or United States federal gift or estate taxes.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  for taxable years beginning on or before December 31, 2010 (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Subject to the holding period and risk-of-loss requirements discussed below, dividends paid by a foreign corporation that is not a passive foreign investment company (as discussed below) will be qualified dividend income if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States such as the Nasdaq Global Market.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. holders generally will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income.  Distributions of current or accumulated earnings and profits will generally be non-U.S. source passive income for U.S. foreign tax credit purposes.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010, and 20% thereafter).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income (the “Asset Test”).  For this purpose, cash is considered to be an asset which produces passive income.  Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2009.  However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion.  If we were not a PFIC for 2009, U.S. holders who acquired our ordinary shares in 2009 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder.  In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution.  Under these rules, the distribution that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares.  The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years.  The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses.  In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. We will supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election if we are a PFIC. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year.  The amount so includible will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. A U.S. holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. holder’s QEF election is in effect beginning with the first taxable year in its holding period in which we were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss.  Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

Although a U.S. holder normally is not permitted to make a retroactive QEF election, a retroactive election may be made for a taxable year of the U.S. holder (the “retroactive election year”) if the U.S. holder (i) reasonable believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code (PFIC related taxes)  with respect to the foreign corporation for all taxable years of the shareholder to which the protective statement applies.

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares.  As a result of such election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time.  Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income.  Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss.  A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2009 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

•
the item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

•
the Non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares.  In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2009, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $1.9 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $1.9 million.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings.  As of December 31, 2009, we had outstanding forward contracts in the amount of $41.7 million for a period of up to twelve months.  During the year ended December 31, 2009 we recognized a loss of $1.0 million as a result of derivative instruments.

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

Use of Proceeds

As of December 31, 2009, approximately 90% of the net offering proceeds remaining from our initial public offering and from our follow-on offering was invested in short-term investments.  The 10% balance of the net offering proceeds was invested in long-term investments.  During fiscal year 2009, we used the proceeds for capital expenditures, repurchase of the Company’s shares and general corporate purposes.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                    [RESERVED]

ITEM 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.                 CODE OF ETHICS

In November 2003, the Company’s board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics Compliance Program.  A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed by the auditors.

	Year Ended December 31,
	2008		2009
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$240,000	89	$240,000	65
Tax (2)	30,000	11	59,000	19
Consulting Services(3)	--	--	69,000	16
Total	$270,000	100	$368,000	100

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice
(3)	Consulting Services relate to transactional activities.

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

None.

ITEM 16E.                 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The chart below provides information on our purchases of our ordinary shares during the year ended December 31, 2009:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Programs (1)
January 1 through January 31, 2009	579,958	5.33	2,079,761	$9,026,212
February 1 through February 29, 2009	457,551	4.91	2,537,312	6,777,474
March 1 through March 31, 2009	237,722	4.42	2,775,034	5,725,595
April 1 through April 30, 2009	0	N/A	2,775,034	5,725,595
May 1 through May 31, 2009	199,725	5.73	2,974,759	4,580,492
June 1 through June 30, 2009	73,387	6.35	3,048,146	4,114,777
July 1 through July 31, 2009	0	N/A	3,048,146	4,114,777
August 1 through August 31, 2009	0	N/A	3,048,146	4,114,777
September 1 through September 30, 2009	0	N/A	3,048,146	4,114,777
October 1 through October 31, 2009	0	N/A	3,048,146	4,114,777
November 1 through November 30, 2009	433,377	9.50	3,481,523	0
December 1 through December 31, 2009	0	N/A	3,481,523	0

(1)
On October 27, 2008, our board of directors authorized a share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $20 million.  The timing and the amounts purchased were at the Company’s discretion, and the purchases were to occur in the open market or in negotiated or block transactions, all subject to regulatory requirements.  As of December 31, 2009, we completed the share purchase program with a total purchase of 3,481,523 shares at a weighted average price per share of approximately $5.74 per share (excluding commissions and broker fees).

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

PART III

ITEM 17.                   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                   FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-31 hereof.

ITEM 19.                      EXHIBITS

1.1	Memorandum of Association, as amended October 25, 2007 (English translation)*
1.2	Articles of Association, as amended October 25, 2007 *
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

CERAGON NETWORKS LTD.

By:     /s/ Ira Palti

Name:	Ira Palti

Title:	President and Chief Executive Officer

Date: April 18, 2010

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 18, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
 CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated April 18, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 18, 2010	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$28,224	$38,339
Short-term bank deposits		35,044	30,183
Short-term marketable securities	3	2,187	16,724
Trade receivables (net of allowance for doubtful accounts of $ 2,517 and $ 2,854 at December 31, 2008 and 2009, respectively)		70,811	68,452
Other accounts receivable and prepaid expenses	4	10,094	7,492
Deferred tax asset		4,082	3,462
Inventories	5	40,510	65,925

Total current assets		190,952	230,577

LONG-TERM ASSETS:
Long-term bank deposits		8,204	10,824
Long-term marketable securities	3	24,102	2,250
Severance pay fund		4,065	4,971
Long term deferred tax asset		8,007	8,942

Total long-term assets		44,378	26,987

PROPERTY AND EQUIPMENT, NET	6	8,891	11,809

Total assets		$244,221	$269,373

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$40,731	$52,898
Deferred revenues		5,886	18,548
Other accounts payable and accrued expenses	7	8,041	9,847

Total current liabilities		54,658	81,293

ACCRUED SEVERANCE PAY		6,647	7,174

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2008 and 2009; Issued: 37,086,504 and 37,769,416 shares at December 31, 2008 and 2009, respectively; Outstanding: 35,586,701 and 34,287,893 and shares at December 31, 2008 and 2009, respectively		91	92
Additional paid-in capital		285,141	291,736
Treasury shares at cost - 1,499,803 and 3,481,523 ordinary shares as of December 31, 2008 and 2009, respectively.		(7,923)	(20,091)
Accumulated other comprehensive income, net of taxes		193	100
Accumulated deficit		(94,586)	(90,931)

Total shareholders' equity		182,916	180,906

Total liabilities and shareholders' equity		$244,221	$269,373

The accompanying notes are an integral part of the consolidated financial statements

April 18, 2010
Date of approval of the	Naftali Idan	Ira Palti
financial statements	Executive Vice President and Chief Financial Officer	President and Chief Executive Officer

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)
		Year ended December 31,
	Note	2007	2008	2009

Revenues	11b	$161,888	$217,278	$184,220
Cost of revenues		103,406	144,607	123,494

Gross profit		58,482	72,671	60,726

Operating expenses:
Research and development		15,457	20,310	20,189
Selling and marketing		25,344	32,252	29,996
General and administrative		5,277	7,150	7,893
Expense in respect of settlement reserve		450	-	-

Total operating expenses		46,528	59,712	58,078

Operating income		11,954	12,959	2,648
Financial income, net	12a	1,182	2,184	1,496

Income before taxes on income (tax benefit)		13,136	15,143	4,144

Taxes on income (tax benefit)	10c	-	(10,834)	489

Net income		$13,136	$25,977	$3,655

Net earnings per share:	12b

Basic net earnings per share		$0.44	$0.70	$0.11

Diluted net earnings per share		$0.41	$0.68	$0.10

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2007	27,436,090	$68		$181,128	$-	$64	$(133,699)		$47,561

Issuance of shares, net of issuance expenses	6,990,000	18		88,246	-	-	-		88,264
Exercise of stock options	2,492,106	5		9,954	-	-	-		9,959
Stock-based compensation expense	-	-		1,758	-	-	-		1,758
Comprehensive income:
Unrealized gain from hedging activities	-	-		-	-	216	-	$216	216
Net income	-	-		-	-	-	13,136	13,136	13,136
Total comprehensive income								$13,352
Balance as of December 31, 2008	36,918,196	91		281,086	-	280	(120,563)		160,894
Income tax benefit derived from deductible issuance expenses	-	-		803	-	-	-		803
Exercise of stock options	168,308	*	)-	695	-	-	-		695
Purchase of treasury shares at cost	(1,499,803)	-		-	(7,923)	-	-		(7,923)
Stock-based compensation expense	-	-		2,557	-	-	-		2,557
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-		-	-	(87)	-	$(87)	(87)
Net income	-	-		-	-	-	25,977	25,977	25,977
Total comprehensive income								$25,890
Balance as of December 31, 2008	35,586,701	91		285,141	(7,923)	193	(94,586)		182,916

Exercise of stock options	682,912	1		2,988	-	-	-		2,989
Purchase of treasury shares at cost	(1,981,720)	-		-	(12,168)	-	-		(12,168)
Stock-based compensation expense	-	-		3,607	-	-	-		3,607
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-		-	-	(93)	-	$(93)	(93)
Net income	-	-		-	-	-	3,655	3,655	3,655
Total comprehensive income								$3,562
Balance as of December 31, 2009	34,287,893	$92		$291,736	$(20,091)	$100	$(90,931)		$180,906

*)           Represent an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$13,136	$25,977	$3,655
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,342	2,070	3,283
Stock-based compensation expense	1,758	2,557	3,607
Gain from sale of property and equipment	(24)	-	-
Accrued severance pay, net	203	564	(379)
Decrease (increase) in accrued interest on bank deposits	(317)	(330)	73
Accrued interest and amortization of premium on held-to-maturity marketable securities	(438)	126	264
Decrease (increase) in trade receivables, net	(13,100)	(30,278)	2,359
Decrease (increase) in other accounts receivable and prepaid expenses	(5,273)	(3,133)	2,365
Increase in inventories, net	(7,695)	(394)	(25,415)
Increase in trade payables	3,963	13,459	12,813
Increase (decrease) in deferred revenues	2,963	(816)	12,662
Increase in deferred tax asset	-	(11,353)	(281)
Increase (decrease) in other accounts payable and accrued expenses	2,429	(5,343)	1,806
Decrease in other long-term payables	(3,275)	(4,650)	-

Net cash provided by (used in) operating activities	(4,328)	(11,544)	16,812

Cash flows from investing activities:
Purchase of property and equipment	(2,855)	(5,029)	(6,737)
Proceeds from sale of property and equipment	25	-	-
Investment in short and long-term bank deposits	(35,654)	(66,267)	(44,009)
Proceeds from maturities of short and long-term bank deposits	6,181	61,376	46,177
Investment in held-to-maturity marketable securities	(22,186)	(14,851)	(4,703)
Proceeds from maturities of held-to-maturity marketable securities	8,638	13,500	1,754
Proceeds from realized callable held-to-maturity marketable security	-	-	10,000

Net cash provided by (used in) investing activities	(45,851)	(11,271)	2,482

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	88,700	-	-
Purchase of treasury shares at cost	-	(7,923)	(12,168)
Payment of issuance costs	-	(383)	-
Proceeds from exercise of stock options	9,959	695	2,989

Net cash provided by (used in) financing activities	98,659	(7,611)	(9,179)

Increase (decrease) in cash and cash equivalents	48,480	(30,426)	10,115
Cash and cash equivalents at the beginning of the year	10,170	58,650	28,224

Cash and cash equivalents at the end of the year	$58,650	$28,224	$38,339

Supplemental disclosures of non cash financing and investing activities:
Issuance costs	$436	$-	$-

Purchase of property and equipment	$275	$1,760	$1,364

Unrealized gain (loss) from hedging activities, net	$216	$(87)	$(93)

Deferred taxes due to deductible issuance costs	$-	$803	$-

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$295	$536	$377
Cash paid during the year for interest	$518	$339	$-

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Ceragon Networks Ltd. ("the Company") is a leading provider of high capacity, LTE-4G Ready wireless backhaul solutions that enable cellular operators  and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. The Company's wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has eleven wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, Nigeria, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see Note 11.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.
Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, the dollar is its functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Accounting Standards Codification 830, "Foreign Currency Matters" (ASC 830) previously referred to as Statement 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation" as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Costs - at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company's operations. Accordingly, the functional currency of these subsidiaries is the dollar.

d.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.	Cash equivalents: Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.
Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 3.24% and 1.76% as of December 31, 2008 and 2009 respectively. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 3.90% and 2.29% as of December 31, 2008 and 2009 respectively. The long-term bank deposits are presented at their cost, including accrued interest.

Short–term bank deposits in the amount of up to $6 million are restricted for a period of up to 6 months against bank guarantees provided to customers (see also Note 8b.)

g.
Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities" previously referred to as SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" .

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

During the years ended December 31, 2008 and 2009, all securities were accounted for in accordance with ASC 320 and were designated by the Company's management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest, are included in financial income, net.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35 previously referred to as FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments" (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings.

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

j.
Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", previously referred to as Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2008 and 2009, no impairment losses have been identified.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", previously referred to as Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On January 1, 2007, the Company adopted ASC topic 740-10, "Income Taxes", previously referred to as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For the years 2008 and 2009 no penalties were recognized.

l.
Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers ("OEM").

Revenues from product sales are recognized in accordance with ASC topic 605-10, previously referred to as SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB 104"), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to ASC topic 605, previously referred to as SFAS 48, "Revenue Recognition When Right of Return Exists".

Revenue from certain arrangements includes the sale of products and post delivery installation services. The Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met the Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

The Company's accounting policy complies with the requirements set forth in ASC 605-25, previously referred to Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under ASC 605-10.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
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

Deferred revenues include amounts received from customers for which revenue has not been recognized.

m.	Research and development costs: Research and development costs are charged to the statement of operations as incurred.

n.
Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and option contracts ("derivative instruments") in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined under ASC topic 815, "Derivatives and Hedging", previously referred to as  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("ASC 815").

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" previously referred to as SFAS 157, "Fair Value Measurements" ("ASC 820") at level 2 (see also Note 2s). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The effective portion of the derivative's change in fair value is recognized in earnings.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts and options. These forward exchange contracts and options are designated as cash flow hedges, as defined by ASC 815 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective.

Fair value hedging program - The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company's foreign currency hedging activities is to protect the fair value of the monetary assets from foreign exchange rates fluctuations.

As of December 31, 2009, the Company had outstanding forward exchange contracts for the acquisition of NIS 113,266 in consideration for $ 29,843 maturing in a period of up to one year. As of December 31, 2009, the Company recorded accumulated unrealized gain in other comprehensive income in the amount of $ 133 from its forward contracts with respect to anticipated payroll payments expected in 2010.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2009 is expected to be recognized in the statement of income over the next twelve months.

	Gain (loss) Recognized in Other Comprehensive	Gain (loss) Recognized
	Income	in Statements of Income
	December 31,		Year ended December 31,
	2009	Statement of Income Item	2008	2009

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$(93)	Operarting expenses	$779	$(556)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts		Financial expenses	661	(439)

Total	$(93)		$1,440	$(995)

o.
Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities, trade receivables and trade payables.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company's cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash and cash equivalents and deposits may be redeemed upon demand and, therefore, bear minimal risk. Management believes that the financial institutions that hold the Company's and its subsidiaries' investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include securities issued by U.S government and agencies, Israeli government and debentures of corporations. The Company's investment policylimits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

As a result of the recent turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment.

The Company's trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Allowance for doubtful accounts amounted to $ 2,517 and $ 2,854 as of December 31, 2008 and 2009, respectively.

Total doubtful debt expenses during 2007, 2008 and 2009 amounted to $ 437, $ 1,238 and $ 620, respectively. Total write offs amounted to $ 0, $ 0 and $ 283 in 2007, 2008 and 2009, respectively.

p.
Transfers of Financial Assets

During the year ended December 31, 2008 the Company entered into a transaction for the sale of a letter of credit received from a customer of the company to a foreign financial institution (control and risk were fully transferred) in a total amount of $ 2,795 and accounted for those transactions according to ASC topic 860, "Transfer and Servicing", previously referred to as SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("ASC 860").

q.
Accounting for stock-based compensation:

ASC topic 718, "Compensation – Stock Compensation", previously referred to as SFAS No. 123(R), "Share based Payment" ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2007, 2008 and 2009:

	December 31,
	2007	2008	2009

Dividend yield	0%	0%	0%
Volatility	35.97%-62.75%	50%-79%	56%-74%
Risk free interest	2.77%-5.20%	0.37%-5.17%	0.26%-3.71%
Early exercise multiple	2.36-3.10	2.05-3.10	2 -2.50

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options; volatility of price of the Company's shares based upon actual historical stock price movements. The suboptimal exercise factor is representing the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

Early exercise multiple is based on actual historical exercise activity. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

The Company recognizes compensation expense using the accelerated method for all awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management's estimates. ASC topic 718 requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

r.
Severance pay:

The Company's severance pay liability for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset - severance pay fund - in the Company's balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits / losses.

Severance expense for the years ended December 31, 2007, 2008 and 2009, amounted to approximately $ 1,168, $ 1,760 and $ 1,321, respectively.

s.
Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables, deferred revenues and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices.

In 2008, the Company adopted ASC topic 820, "Fair Value Measurements and Disclosures", previously referred to as SFAS 157, "Fair Value Measurements" and, ASC topic 820-10, previously referred to as FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 13).
t.
Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income" previously referred to as SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments.

u.
Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2007, 2008 and 2009 were approximately $ 530, $ (507) and $ 341, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.
Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC topic 260, "Earnings Per Share" previously referred to as Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("ASC 260").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 345,014, 1,213,564 and 1,633,057 for the years ended December 31, 2007, 2008 and 2009, respectively.

w.
Treasury shares

The Company repurchased its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

x.	Reclassification: Certain prior period amounts have been reclassified to conform to the current year's presentation.

y.
Impact of recently issued Accounting Standards:

In June 2009, the Financial Accounting Standards Board ("FASB") approved its Accounting Standards Codification ("Codification") as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the annual financial statements of fiscal year 2009, all references made to US GAAP uses the new Codification numbering system prescribed by the FASB.

In June 2009, the FASB issued an update to ASC Topic 860, "Transfers and Servicing," which among other things, removes the concept of a qualifying special-purpose entity, and changes the requirements for derecognizing financial assets. Additionally, the update requires additional disclosures about transfers of financial assets, including securitization transactions and areas where companies have continued exposure to the risks related to transferred financial assets. The update is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued an update to ASC Topic 810, "Consolidation," which, among other things, (i) require an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) require ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amend certain guidance for determining whether an entity is a variable interest entity; and (iv) require enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. We do not expect the adoption of the update to have a material impact on our financial condition or results of operations.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB issued an update to ASC Topic 605-25, "Revenue Recognition- Multiple Element Arrangements", which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. In October 2009, the FASB also issued an update to ASC Topic 985-605, "Software Revenue Recognition", which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NOTE 3:-          MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2008				2009
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Gross unrealized	Fair market
	Cost	gains	losses	value	cost	gains	losses	value
Held-to-maturity:

Israeli and U.S government and agencies debts	$10,152	$23	$-	$10,175	$3,208	$-	$(3)	$3,205
Corporate debentures	16,137	-	(429)	15,708	15,766	34	-	15,800

	$26,289	$23	$(429)	$25,883	$18,974	$34	$(3)	$19,005

The unrealized losses and gains in the Company's investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment.

Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2008.

During the year ended December 31, 2009, the Company realized a held-to-maturity marketable securities in the principal amount of $ 10,000 as a result of the issuer having called such security prior to its maturity.

Out of the unrealized losses as of December 31, 2008 $ 149 of losses were outstanding over 12 month period. The fair value of these marketable securities which bear losses over 12 month period is $ 8,490.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2009 are:

Held-to-maturity:	Amortized cost	Fair market value

2010 (short-term marketable securities)	$16,724	$16,732
2011	2,250	2,273

	$18,974	$19,005

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$3,101	$1,992
Prepaid expenses	6,131	4,678
Other	862	822

	$10,094	$7,492

NOTE 5:-	INVENTORIES

	December 31,
	2008	2009

Raw materials	$6,453	$4,165
Work in progress	1,290	685
Finished products	32,767	61,075

	$40,510	$65,925

Finished products include products shipped to customers for which revenues were not recognized during the year. Such products amounted to $ 15,537 and $ 33,265 at December 31, 2008 and 2009, respectively.

During 2007, 2008 and 2009, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 2,353, $ 3,119 and $ 4,185, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2009
Cost:
Computers, manufacturing and peripheral equipment	$18,791	$24,626
Office furniture and equipment	1,386	1,547
Leasehold improvements	792	895

	20,969	27,068
Accumulated depreciation:
Computers, manufacturing and peripheral equipment	10,534	13,553
Office furniture and equipment	994	1,058
Leasehold improvements	550	648

	12,078	15,259

Depreciated cost	$8,891	$11,809

NOTE 7:-          OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$6,135	$7,175
Provision for warranty costs	1,158	1,499
Government authorities	-	761
Accrued expenses	468	276
Other	280	136

	$8,041	$9,847

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2009, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2010	$2,050	$1,215	$3,265
2011	761	1,068	1,829
2012	689	725	1,414
2013	239	211	450
2014	137	-	137
2015and thereafter	65	-	65

	$3,941	$3,219	$7,160

Expenses for lease of facilities for the years ended December 31, 2007, 2008 and 2009 were approximately $ 1,166, $ 1,928 and $ 2,008, respectively (see also Note 14).

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     Expenses for the lease of motor vehicles for the years ended December 31, 2007, 2008 and 2009 were approximately $ 905, $ 1,042 and $ 1,221, respectively.

b.
Charges and guarantees:

As of December 31, 2009, the Company provided bank guarantees in an aggregate amount of $ 11,053 with respect to tender offer guarantees and performance guarantees to its customers.

c.	Potential claim:

1.
NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company's products. The Company entered into discussions with NEC with respect to NEC's allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC's allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC's allegations. We have not received a response from NEC. The Company believes that it does not infringe any valid claim of NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company's offer made to NEC a provision of $ 450 is included in the consolidated financial statements as of December 31, 2009.

2.
In December 2008, the Company received a claim from a certain company stating that in its opinion the Company requires a license to one of its patents. In subsequent discussions, the other party offered a flat fee license however, no agreement has been reached. The Company, based on available information, believes it does not infringe the patent at issue. The Company is not able to estimate the outcome of such claim hence no provision was accrued in the financial statements as of December 31, 2009.

NOTE 9:-          SHAREHOLDERS' EQUITY

The Ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol "CRNT".

a.
General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.
Under the Company's 1996 key Employee Share Incentive Plan, the 1997 Affiliate Employees Stock Option Plan ("the Plans"), and the 2003 Share Option Plan ("the 2003 Plan"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over one to five years. The options expire ten years from the date of grant.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          SHAREHOLDERS' EQUITY (Cont.)

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

2.
Upon adoption of its share option plans, the Company reserved for issuance 15,264,854 ordinary shares in accordance with the respective terms thereof. As of December 31, 2009, the Company still has 501,414 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

3.
During 2008, the Company's board of directors approved a stock option exchange program for certain share options that were granted during 2007 and 2008 until the date of the exchange program ("the Options").  Under the exchange program, the Company offered its employees the opportunity to exchange the Options, with new options to be granted to them on the date of the exchange. These new options would have a new exercise price which would be equal to the closing price of the Company's Ordinary shares on the NASDAQ Global Market on the date the new options were granted. As a result of the exchange, on November 6, 2008, 391,000 options with an exercise price ranging between $ 7 to 17 per share were cancelled and 391,000 options with an exercise price of $ 5.65 per share were granted. According to the program, those new options will vest over a period of 4 years commencing the date of the exchange.

The Company accounted for the exchange of options under the provisions of ASC 718 which indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. As a result of the modification, the Company will record additional expense in the amount of $ 275 to be recognized over new requisite service period ending 2012. In the year ended on December 31, 2008, the Company recorded an additional expense of $ 25 with respect to this exchange. The remaining compensation expense of the original awards shall be expense over the new vesting period of 4 years.

4.	The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2009
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,392,501	$5.44
Granted	816,466	$7.51
Exercised	(682,912)	$4.37
Forfeited	(137,732)	$6.21

Outstanding at end of the year	5,388,323	$5.87	6.35	$31,839

Options exercisable at end of the year	3,500,540	$5.42	5.10	$22,265

Vested and expected to vest	5,284,757	$5.85	6.35	$31,346

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          SHAREHOLDERS' EQUITY (Cont.)

The Company's options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2007, 2008 and 2009 were $ 4.02, $ 4.12 and $ 3.99, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options exercised during the years ended December 31, 2008 and 2009 were $ 693 and $ 3,091, respectively. As of December 31, 2009, there was $ 3,432 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

The following is a summary of the Company's stock options granted separated into ranges of exercise price:

Exercise price (range)	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2009	Remaining c ontractual life (years for exercisable options	Weighted average exercise price
$			$			$
0.0-2.0	222,375	2.12	1.72	222,375	2.12	1.72
2.34-3.90	471,475	4.69	3.60	412,850	4.56	3.56
4.09-5.98	3,421,956	6.60	5.07	2,241,354	5.58	4.83
6.12-7.74	87,153	6.42	6.56	52,275	4.60	6.74
8.16-9.89	893,964	8.33	9.03	327,914	9.03	6.82
10.19-17.0	291,400	3.11	12.17	243,772	2.14	12.18

	5,388,323	6.35	5.87	3,500,540	5.10	5.42

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2007, 2008 and 2009, was comprised as follows:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$126	$257	$256
Research and development, net	293	586	643
Selling and marketing	748	1,007	1,185
General and administrative	591	707	1,523

Total stock-based compensation expenses	$1,758	$2,557	$3,607

c.
Treasury shares:

In October 2008, the Company initiated a share repurchase program, under which, the Company is authorized to purchase its outstanding Ordinary shares up to aggregate value of $ 20,000. The purchases may be performed in the open market or in negotiated or block transactions, all subject to regulatory requirements. As of December 31, 2009, the Company had completed the share purchase program with a total purchase of 3,481,523 of its outstanding Ordinary shares, at a weighted average price per share of $ 5.74, for the total consideration of approximately $ 20,091 (including commission and broker fees).

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          SHAREHOLDERS' EQUITY (Cont.)

d.
Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:-        TAXES ON INCOME

a.
Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

b.
Corporate tax structure:

Taxable income of Israeli company is subject to tax at the rate of, 26% in 2009 and 25% in 2010 In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.
Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, starting tax year 2003, results of operations in Israel are measured in terms of earnings in U.S. dollar.

d.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Capital Investment Law"):

The Company's production facilities have been granted an "Approved Enterprise" status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the "alternative benefits" track and has waived Government grants in return for a tax exemption.

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% to 25% (depending on the percentage of foreign ownership in each tax year).

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the "CIL Amendment") and has significantly changed the provisions of the Capital Investments Law. The CIL Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the CIL Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Capital Investments Law (The "Approved Programs") and a fourth program under Beneficiary Enterprise status pursuant to the CIL Amendment (The "Beneficiary Program"). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to ten years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% to 25% for the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (the year's limitation). The year's limitation does not apply with respect to the tax exempt period.

In respect of expansion programs pursuant to CIL Amendment, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election.

For all these investment programs the benefits period has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is subject to the Company's fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

As of December 31, 2009, the Company did not generate income under the provisions of the Capital Investment Law and the CIL Amendment.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" or the "Beneficiary Enterprise" during the first five tax years during which the equipment is used.

Income from sources other than the "Approved Enterprise" and "Beneficiary Enterprise" during the benefit period will be subject to the tax at the regular tax rate.The income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 consisted of the following:

e.	The income tax expense (benefit) for the years ended December 31, 2007, 2008 and 2009 consisted of the following:

	Year ended December 31,
	2007	2008	2009

Current	$-	$519	$770
Deferred	-	(11,353)	(281)

	$-	$(10,834)	$489
Domestic (Israel)	$-	$(11,212)	$1,271
Foreign	-	378	(782)

	$-	$(10,834)	$489

f.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carry forward *)	$14,570	$11,835
Temporary differences relating to reserve and allowances	8,420	7,962

Net deferred tax asset before valuation allowance	22,990	19,797
Valuation allowance	(10,901)	(7,393)

Total net deferred tax asset	$12,089	$12,404

*)
Including deferred taxes on losses for US and Israeli income tax purposes for 2008 and 2009, derived from the exercise of employee stock options in the amount of $ 843 and $ 1,065, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under ASC topic 718, previously referred to as FAS 123(R), since a valuation allowance was provided in this respect. The income tax benefit for the years ended December 31, 2008 and 2009 was $ 249 and $ 282, respectively. As a result, there is no impact on the Company's shareholders' equity and on the deferred taxes for each of the years presented.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 10,901 and $ 7,393 at December 31, 2008 and 2009, respectively.

g.
Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2009 in the amount of approximately $ 39,773. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2009, the Company's U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 9,021 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

h.	Income before taxes is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$11,621	$15,114	$2,475
Foreign	1,515	29	1,669

	$13,136	$15,143	$4,144

i.
Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2007	2008	2009

Income before taxes as reported in the consolidated statements of operations	$13,136	$15,143	$4,144

Statutory tax rate	29%	27%	26%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$3,809	$4,089	$1,078
Non-deductible expenses	142	526	501
Non-deductible expenses related to employee stock options	510	691	938
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(4,714)	(16,470)	(2,089)

Other	253	330	61

Actual tax expense (benefit)	$-	$(10,834)	$489

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

j.
Effective January 1, 2007, the Company adopted the provisions of ASC topic 740-10, "Income Taxes", previously referred to as FIN 48. The balance for unrecognized tax benefit for tax positions which are uncertain of being sustained at December 31, 2008 and 2009 is in the amount of $ 141 and $ 315, respectively.

The Company and its subsidiaries file income tax return in Israel, the United States and other various jurisdictions. The Company and its subsidiaries are routinely examined by various taxing authorities. There are tax years which remain subject to examination in various jurisdictions.

NOTE 11:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", previously referred to as SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
Revenues from sales to unaffiliated customers:

Asia-Pacific	$68,387	$113,004	$67,743
Europe, Middle East and Africa	52,121	67,933	70,548
North America	34,438	18,772	29,017
Latin America	6,942	17,569	16,912

	$161,888	$217,278	$184,220
Property and equipment, net, by geographic areas:

Israel	$4,094	$8,157	$11,007

Others	353	734	802

	$4,447	$8,891	$11,809

c.	For the years ended December 31, 2007, 2008 and 2009, one customer accounted for approximately 10%, 24% and 19%, respectively, of the Company's revenues for that year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2007	2008	2009

Financial income:
Interest on marketable securities and bank deposits	$1,652	$3,780	$1,998

Foreign currency transaction differences	292	11	209

	1,944	3,791	2,207
Financial expenses:
Bank charges	(213)	(194)	(327)
Interest in respect of the OCS	(518)	(339)	-
Foreign currency transaction differences	-	(850)	(297)
Other	(31)	(224)	(87)

	(762)	(1,607)	(711)

	$1,182	$2,184	$1,496

b.	Net earnings per share: The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2007	2008	2009
Numerator:
Numerator for basic and diluted net earnings per share - income available to shareholders of Ordinary shares	$13,136	$25,977	$3,655

Denominator:
Denominator for basic net earnings per share - weighted average number of shares	29,692,670	36,863,684	34,369,212

Effect of dilutive securities:
Employee stock options	2,408,723	1,474,900	1,427,666

Denominator for diluted net earnings per share - adjusted weighted average number of shares	32,101,393	38,338,584	35,796,878

NOTE 13:-        FAIR VALUE MEASUREMENTS

In accordance with ASC 820, previously presented as SFAS No. 157, the Company measures its foreign currency derivative contracts at fair value using market approach valuation technique. Foreign currency derivative contracts are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2008 and 2009, the fair value of foreign currency derivative receivable, measured on a recurring basis was $ 260 and $ 133 respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder of the Company who, as of December 31, 2008 and 2009, owned 6.3% and 6.6%, respectively of the Company's outstanding Ordinary shares. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company who, as of December 31, 2008 and 2009, owned 11.5% and 13.0% respectively of the Company's outstanding Ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 767, $ 1,170 and $ 1,205 in 2007, 2008 and 2009, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In June 2008, the Company extended its facility lease agreement until December 31, 2010. Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 778 in 2007, $ 1,403 in 2008 and $ 1,488 in 2009.

The Company purchases certain inventory components from members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 3,389, $ 4,338 and $ 3,689 for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 111, $ 299 and $ 214 for the years ended December 31, 2007, 2008 and 2009, respectively.

Transactions with related parties:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$3,831	$4,836	$4,163

Research and development expenses	$579	$823	$894

Selling and marketing expenses	$418	$965	$1,035

General and administrative expenses	$105	$287	$290

Purchase of property and equipment	$111	$299	$214

Balances with related parties:

	December 31,
	2008	2009

Trade payables, other accounts payable and accrued expenses	$541	$3,212