Form 20-F
period 2010-12-31
CERAGON NETWORKS LTD
filed 2011-03-31
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange of Which Registered
Ordinary Shares, Par Value NIS 0.01	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   35,267,875 Ordinary Shares, NIS 0.01 par value.

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

i

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2006 to 2010. The selected consolidated statement of operations data for the years 2008, 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2006 and 2007, and the selected consolidated balance sheet data at December 31, 2006, 2007 and 2008, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  You should read the consolidated financial data with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2006	2007	2008	2009	2010
	(In thousands, except share and per share data)
Revenues	$108,415	$161,888	$217,278	$184,220	$249,852
Cost of revenues1	80,776	103,406	144,040	122,662	160,470
Gross profit	27,639	58,482	73,238	61,558	89,382

Operating expenses:
Research and development	13,336	15,457	19,413	18,954	25,115
Less: grants and participations	1,543	--	--	--	--
Research and development, net	11,793	15,457	19,413	18,954	25,115
Selling and marketing	17,420	25,344	31,663	29,251	37,179
General and administrative.	5,170	5,277	9,203	10,705	12,328
Expense in respect of settlement reserve	--	450	--	--	--
Acquisition related cost	--	--	--	--	775
Total operating expenses	34,383	46,528	60,279	58,910	75,397

Operating income (loss)	(6,744)	11,954	12,959	2,648	13,985
Financial income, net	1,284	1,182	2,184	1,496	1,255
Income (loss) before taxes	(5,460)	13,136	15,143	4,144	15,240
Tax benefit (taxes on income)	--	--	10,834	(489)	(1,178)
Net income (loss)	(5,460)	13,136	25,977	3,655	14,062

Basic net earnings (loss) per share	$(0.20)	$0.44	$0.70	$0.11	$0.40
Diluted net earnings (loss) per share	$(0.20)	$0.41	$0.68	$0.10	$0.38
Weighted average number of shares used in computing basic earnings (loss) per share	26,728,053	29,692,670	36,863,684	34,369,212	34,854,657
Weighted average number of shares used in computing diluted earnings (loss) per share2	26,728,053	32,101,394	38,338,584	35,796,878	36,564,830

(1)	In 2006, the amount includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.
(2)	In 2006, all outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for the periods presented.

	At December 31,
	2006	2007	2008	2009	2010
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$29,485	$121,741	$97,761	$98,320	$81,533
Working capital	47,268	132,420	136,294	149,284	167,509
Total assets	96,351	217,640	244,221	269,373	287,182
Total long term liabilities	12,277	9,936	6,647	7,174	8,600
Shareholders’ equity	47,561	160,894	182,916	180,906	204,169

Significant Changes

In January 2011, we acquired Nera Networks AS, or Nera, a privately held company and former competitor. This was a significant acquisition and we incurred indebtedness in order to finance a majority of the purchase price of such acquisition.  See Item 8 – Significant Changes.

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

Risks Relating to Our Acquisition of Nera

Our recent acquisition of Nera may not be successfully integrated or produce the results we anticipate.

The Nera Acquisition was our first acquisition involving significant international operations. We expect that the integration of Nera’s operations with our own will be a complex, time-consuming and costly process involving both typical and unique acquisition risks and related challenges, some of which are discussed below:

•	assessing and maintaining the combined company’s internal control over financial reporting and disclosure controls and procedures as required by U.S. securities laws;

•
the possibility that we may incur significant expenses in connection with this transaction or be required to expend material sums on potential contingent tax, litigation or other liabilities associated with Nera’s prior operations or facilities;

•
the greater cash management, exchange rate, legal and income taxation risks associated with the combined company’s new multinational character and the movement of cash between Ceragon  and its foreign subsidiaries;

•	increased difficulty in financial forecasting due to our limited familiarity with Nera’s operations, customers and markets or their impact on the overall results of operations of the combined company;

•	the possibility that we did not sufficiently take into account Nera’s contingent liabilities, including tax, intellectual property or employment exposures;

•	managing geographically dispersed personnel with diverse cultural backgrounds and organizational structures;

•	diversion of management’s attention from normal daily operations of our business;

•	potential incompatibility of business cultures and/or loss of key personnel;

•	difficulties in integrating the personnel, operations, technology or products and service offerings of Nera;

•	insufficient net revenues to offset increased expenses associated with the Nera Acquisition;

•	the Nera Acquisition may create or result in additional liquidity needs;

•	possible inadequacy, or coverage limitations, of insurance we have obtained covering the warranties and indemnities in our favor made in connection with the Nera Acquisition; and

•	the costs and effects of the purchase accounting associated with this acquisition.

In addition, the accounting treatment for the Nera acquisition may result in significant amortizable intangible assets, which when amortized will negatively affect our consolidated results of operations. The accounting treatment for the Nera acquisition may also result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations.

The Nera Acquisition exposes us to a large amount of contingent liabilities

In acquiring Nera, we undertook a number of identified contingent liabilities from Nera, such as various known litigations with third parties, as well as potential tax and other contingent exposures with customers, suppliers and employees, all of which could accumulate to a substantial amount.  If these contingent liabilities were to materialize, it may result in the transaction being substantially more expensive than the agreed purchase price.  We assessed these contingent liabilities and attempted to factor them into the purchase price.

However, our assessment of such contingent liabilities may not have been accurate and we may be exposed to actual payments which may be significantly higher than we assessed which could result in the Nera Acquisition being substantially more expensive than originally estimated and would negatively affect results of our operations and financial condition.

Our due diligence in the Nera Acquisition may not adequately cover all risks.

There may be liabilities or risks that we failed to discover when we performed our due diligence investigation relating to the acquisition of Nera Networks. Examples of these liabilities may include estimated costs to complete performance under existing contracts with customers, undisclosed claims, intellectual property infringements or regulatory compliance liabilities for which we, as successor owner, may be responsible. Such risks may include changes in estimated costs or loss of profits to complete projects and estimated future revenues.

The indemnification covenants we obtained from the sellers of Nera may not be applicable, enforceable, collectible or sufficient to fully offset the possible additional contingent or other additional liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects.

Loss of part of Nera’s past business

There may be additional risk relating to the Nera Acquisition including, but not limited to, the consequences of Nera operating in regions in which we previously did not have a presence, which may prove to be problematic for us due to the fact that we are an Israeli company and which, as a result, we may lose either the business as a whole in these regions or certain customers located there.

Failure to successfully address one or more of the above risks may result in unanticipated liabilities and cash outlays, lower than expected net revenue, losses from operations, failure to realize any of the expected benefits of the acquisition, and related declines in our share price.

Risks Relating to Our Business

We face intense competition from other wireless equipment providers. If we fail to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition, which may differ from region to region, in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include Aviat Networks (formerly known as Harris Stratex Networks, Inc.), Alcatel-Lucent, Fujitsu Limited,  Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In addition to these primary competitors, a number of other communications equipment suppliers, including DragonWave Inc., SIAE Microelectronica S.p.A. and ZTE Corporation, offer or are developing products that compete with our products. Some of our competitors are original equipment manufacturers through whom we market and sell our products, which means our business success may depend on these competitors to some extent.

Most of our principal competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. They also have greater name recognition and a larger customer base than we have. Many of these competitors have well-established relationships with our current and potential customers, have extensive knowledge of our target markets, and have begun to focus more on selling services and bundling the entire network as a full-package offering. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products than we can. In addition, our competitors, especially those from China, may be able to offer customers financing that would increase the attractiveness of their products in comparison to ours.

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

Also, in recent years we have increased sales of our products in India and other parts of Asia Pacific in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2009 and 2010, 37% and 50%, respectively, of our revenues were earned in the Asia Pacific region, the majority of which was derived from India. We expect our revenues from sales of our products in Asia Pacific will continue to constitute a significant portion of our business in the future, although these revenues may decrease as a percentage of our revenues as a result of markets and customers in other regions acquired by us through the Nera Networks AS, or Nera, acquisition (“Nera Acquisition”) (See Item 8 – Significant Changes).  Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

If we are unable to effectively respond to these pricing pressures, our revenues, gross margin and profitability could be materially reduced, and our gross margins could continue to be reduced.

We are dependent upon sales of our single family of products into a single market. Any reduction in demand for these products in this market would cause our revenues to decrease.

We design, develop, manufacture and sell nearly all of our products to meet high-capacity point-to-point wireless backhaul needs. Nearly all of our revenues are generated from sales of our single portfolio of products. We expect sales of our single portfolio of products to continue to account for nearly all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products than companies that sell multiple and diversified product lines or into multiple markets.

We sell a significant portion of our products through a small number of strategic relationships with OEMs. The loss of one or more of these key OEM relationships would result in a significant loss of revenues.

We market and sell our products to customers through key OEMs that integrate our solutions into their product offerings. We anticipate that sales to our key OEMs will continue to constitute a significant portion of our business in the future.  For the year ended December 31, 2010, sales to our OEMs, represented approximately 24% of our revenues.

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

Our contract manufacturers may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components.  In addition, our contract manufacturers rely on certain single source components from Japan and the earthquake and accompanying tsunami that struck the north-east of Japan during March 2011 caused significant damage in the surrounding region and substntically disrupted the electronics supply chain and transportation resources within Japan.  These delays, disruptions, including a disruption of business of our Japanese suppliers, quality control problems and loss in capacity could result in delays in deliveries of our product to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our contract manufacturers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner. In addition, some of our contract manufacturers have granted us licenses with respect to certain technology that is used in a number of our products. If we change contract manufacturers, we may be required to renegotiate such licenses or re-design some of our products, either of which could increase our cost of revenues and cause product delivery delays. If we change manufacturers, during such a transition period, we may be more likely to face delays, disruptions, quality control problems and loss in capacity, and our sales, profits and customer relationships may suffer.

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

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier, including a single-source supplier located in Japan. Our contract manufacturers’ dependence on a single or sole source supplier or on a limited number of suppliers subjects us to the following risks:

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

The trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Moreover, some of our potential customers have agreed to share backhaul networks which results in a decrease in the overall size of the market.  Finally, as our customers become larger they may have more leverage to negotiate better pricing which could harm our revenues and gross margins.

We have recently acquired and may additionally acquire other businesses, which could result in integration problems and adversely affect our business.

The risks of our business will be substantially affected by the Nera Acquisition,  For specific risk factors related to the Nera Acquisition, see above, Risk Factor - “Risks Relating to Our Acquisition of Nera”.

In January 2011 we acquired Nera, which will result in a material expansion of our business and geographic markets, and we may acquire other businesses.  As a result we are subject to risks such as an inability to effectively integrate our sales force and manufacture and distribute our products and services and an inability to effectively integrate the technology and other processes of the acquired businesses.  Such acquisitions may also subject us to risks relating to:

•	the diversion of management’s attention from our core business during the integration process;

•	the management of a larger combined business, including implementing adequate internal controls;

•	the loss of key employees of the acquired businesses; and

•	unanticipated losses in the event the acquisition is not consummated.

Moreover, the acquired businesses may not achieve the anticipated benefits or result in writedown or in result of impairment charges.  In the event that we consummate the acquisition of other businesses, these challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

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

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend on our ability to:

•	develop and market new products in a timely manner to keep pace with developments in technology;

•	meet evolving customer requirements;

•	enhance our current product offerings, including technological improvements which reduce the cost and manufacturing time; and

•	timely deliver products through appropriate distribution channels.

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

We are continuously seeking to develop new products and enhance our existing products. Developing new products and product enhancements requires research and development resources and cooperation with subcontractors. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner which would have a material adverse effect on our ability to grow our business.  For a discussion of products acquired as a result of the Nera Acquisition, see Item 8 – Significant Changes.

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

A majority of our sales are made in countries in Asia Pacific, Latin America, Africa and Eastern Europe. For the year ended December 31, 2010, sales in these regions accounted for approximately 61% of our revenues. As a result, the occurrence of any international, political or economic events that adversely affects our business could result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

•	unexpected changes in or enforcement of regulatory requirements, including security regulations relating to international terrorism and hacking concerns;

•	unexpected changes in or imposition of tax and/or customs levies ;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws;

•	general economic and geopolitical conditions, including inflation and trade relationships;

•	longer sales cycles;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	demand for high-volume purchases with discounted prices;

•	payment delays and uncertainties; and

•	civil unrest, war and acts of terrorism.

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

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless backhaul at frequencies used by our competitors’ products could increase the competition we face.

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

Part of our inventory may be written off, which would increase our cost of revenues. In addition, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers and other suppliers.

Inventory of raw materials, work in-process or finished products may accumulate in the future, and we may encounter losses due to a variety of factors including:

•	new generations of products replacing older ones;

•	the migration of products at our customers from Nera’s Evolution product line to our FibeAir family of products, or vice versa, following the Nera Acquisition (see Item 8, Significant Changes);

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

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If our actual orders from our customers are lower than these manufacturing projections, our contract manufacturers and/or other suppliers will have excess inventory of raw materials or finished products which we would be required to purchase.

In addition, we require our contract manufacturers and other suppliers from time to time to purchase more inventory than is immediately required, and, with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increase in demand, we may need to compensate our contract manufacturers and/or other suppliers.

If we are required to purchase excess inventory from our contract manufacturers and/or other suppliers or otherwise compensate our contract manufacturers and/or other suppliers for purchasing excess inventory, our business, financial condition, and results of operations could be materially adversely affected.

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

In 2009, we began to more aggressively pursue patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.  In connection with the Nera Acquisition, we acquired additional patents and patent applications.

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

General economic conditions may adversely affect our results.

Current uncertainty in global economic conditions, including the residual effects of the disruption in financial and credit markets in the recent past, as well as the unknown future consequences of the earthquake and tsunami in Japan, pose a risk to the overall economy that may result in our customers postponing spending, which could adversely affect demand for our products and services, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. If the current economic situation deteriorates, our business could be negatively impacted, including such areas as reduced demand for our products and services, supplier or customer disruptions, or insolvency of certain of our key distributors, resellers, OEMs and systems integrators, which could impair our distribution channels, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

Our success in handling a possible contraction of our business due to global economic turmoil will depend on our ability, among other things, to:

•	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

•
control inventories of components ordered by our contract manufacturers required to meet actual demand, including but not limited to handling the effects of excess inventories accumulated by such manufacturers;

•	reduce the costs of manufacturing our products;

•	continue to collect receivables from our customers in full and in a timely manner; and

•	properly balance the size and capabilities of our workforce.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

Although we derive the majority of our revenues in U.S. dollars a portion of our U.S. dollar revenues are derived from customers operating in local currencies which are different from the U.S. dollar.  Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.

In addition, a portion of our expenses are denominated in New Israeli Shekels, or NIS, and to a lesser extent other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2010, the NIS continued to fluctuate in comparison to the U.S. dollar, devaluating by approximately 3% in the first half of the year and then appreciating by approximately 8% in the second half of the year. In total, during 2010, the NIS appreciated by 6% in comparison to the U.S. dollar. If the U.S. dollar continues to weaken against the NIS in the future, there will be a negative impact on our results of operations.  Following the Nera Acquisition, we anticipate that an additional portion of our expenses will in the future be in Norwegian Kroner (NOK).  In 2010, the NOK fluctuated in comparison to the U.S. dollar and in total devaluated by 4% in comparison to the U.S. dollar.  In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non- U.S. dollar currencies, which could affect our reported results of operations.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks and over the past year, we have incurred losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on certain distributions and on the proceeds of share sales.

We do not believe that for the year ended December 31, 2010 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. companies may generally be characterized as a PFIC if for any taxable year in which 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the taxable year ended December 31, 2010 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2011 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”

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

Additionally, the following factors may also cause fluctuations in our quarterly results:

•	volume and timing of product orders received and delivered during the quarter;

•	The ability to effectively manage and synchronize delivery of completed product order to customer;

•	the timing of when our customers provide acceptance certificates in turnkey projects;

•	the ability of our contract manufacturers to manufacture products on time;

•	changes in the mix of products sold by us;

•	timing of new product introductions by us or our competitors;

•	disruption in our continued relationship with our OEM partners;

•	cost and availability of components and subsystems;

•	adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	ability of our customers to obtain financing to enable their purchase of our products;

•	fluctuations in foreign currency exchange rates;

•	worldwide regulatory developments; and

•	global economic conditions.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	announcement of corporate transactions;

•	announcements of technological innovations;

•	customer orders or new products or contracts;

•	competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof); and

•	the general state of the credit markets, the current volatility of which could have an adverse effect on our investments.

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

As of March 15, 2011, Yehuda Zisapel beneficially owned, directly or indirectly, 6.3% of our outstanding ordinary shares; and Zohar Zisapel beneficially owned, directly or indirectly, 12.5 % of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 15, 2011. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval.

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

Our principal offices and research and development facilities, and the majority of our contract manufacturers’ facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a full or partial mobilization of the reserve forces of the Israeli army; and

•	a significant downturn in the economic or financial condition of Israel.

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

In December 2006, we entered into an agreement with the OCS to conclude our research and development grant programs sponsored by the OCS. We retired all our debt to the OCS in 2008. The agreement with the OCS impacts and will continue to impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. Our agreement with the OCS did not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

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

The Israeli government may reduce or eliminate in the future tax benefits available to approved and/or beneficiary enterprise programs. Our approved and beneficiary program and the resulting tax benefits may not continue in the future at their current levels or at any level and the new legislation regarding Preferred Enterprise may not be applicable to us or may not fully compensate us for such change. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

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

 In the years ended December 31, 2010, 2009 and 2008, our capital expenditures were $ 9.8 million, $6.7 million and $5.0  million, respectively, and were spent primarily on investment in production test equipment, information-technology systems, equipment for research and development, general computer software and hardware and leasehold improvements. We have no current commitments for capital expenditures.

B.             Business Overview

We are the premier wireless backhaul specialist providing solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

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

We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 230 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

In September 2010, we acquired all the shares of the privately-held Elxys Innovations – Electronics Circuits and Systems SA (“Elxys”), a Greek company for total consideration of $1.6 million plus the issuance of 200,000 restricted share units to Elxys founders who are now Ceragon employees.  Elxys, a design partner to Ceragon for a number of years, is a designer of advanced next generation radio frequency integrated circuits (“RFICs”).

In January 2011, we acquired all the shares of privately-held Nera, a former competitor of ours with significant global operations, from Eltek ASA for the consideration of approximately $48.5 million on a cash-free and debt-free basis and may be subject to certain adjustments based on Nera's net working capital as defined in the Share Purchase Agreement.  In connection with the Nera Acquisition, we entered into an agreement with Bank Hapoalim for a loan of approximately $35 million.  See Item 8 – Significant Changes, for more detailed discussion.

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

In order to ensure the success of this backhaul network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, next generation HSPA and LTE base stations are co-located with 2G/3G base stations, and thus share the same backhaul network. Cellular operators therefore seek “hybrid” wireless backhaul solutions that can carry both types of traffic seamlessly over a single network, to facilitate their network migration.

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

Our FibeAir® family of LTE/4G ready wireless backhaul solutions supports any transport technology, deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in multi-radio all-indoor configurations, split-mount or all-outdoor installations. Understanding the many needs of our customers, we provide solutions for every segment of the backhaul network – from tail site to large aggregations sites – and that support both tree and ring topologies.

We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

Leading Offering for Wireless Backhaul Market.  We believe that we provide our customers with a leading offering of high capacity wireless backhaul solutions for the broader wireless backhaul market. Our competitive differentiation is demonstrated by our relationships with our key OEMs, as well as by our global customer base. This differentiation results from our focus on product development from components to subsystem integration to overall system solution design.  Our IP-based wireless backhaul solutions provide fiber-like performance with throughput speeds from 10 Megabit up to 1 Gigabit per second over a single radio channel, with high availability and low latency. Our solutions enable wireless service providers to gradually evolve their network from all circuit-switched through a combined “hybrid” model to all IP/Ethernet-based networks. Our suite of IP-based wireless backhaul products and hybrid network products is currently deployed in over 200 wireless service providers’ networks as well as private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develop technical specifications to promote the adoption of IP-based networks.

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

Our Products

Our portfolio of products utilizes microwave radio technology that enables our customers to construct a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM and Ethernet.

•
Indoor units convert the transmission signals from digital to intermediate frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wireline networks.

•
Outdoor units are used to control power transmission, convert intermediate frequency signals to radio frequency signals and vice versa, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

•
Antennas are used to transmit and receive microwave radio signals from one side of the wireless link to the other. These devices are mounted on poles typically placed on rooftops, towers or buildings. We rely on third party vendors to supply this component.

•
End-to-End Network Management.  Our network management system uses standard  management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into our customers’ existing network management systems.

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

The diverse FibeAir® product family offers products that address the complete backhaul needs of IP-based, hybrid and circuit-switched networks:

Network Infrastructure	IP-based	Hybrid		Circuit Switched
Product	FibeAir IP-10E/IP-MAX2-	FibeAir IP-10G/IP-MAX2	FibeAir 2000/4800	FibeAir /1500R	FibeAir 3200T
Description	High-Capacity Ethernet	High-Capacity Multi-Service	Unlicensed Multi-Service	High-Capacity SDH/SONET	High-Capacity Circuit-switched TDM
Interfaces	Gigabit Ethernet, Fast Ethernet Multiple Gigabit Ethernet, Multiple Fast Ethernet	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Fast Ethernet multiple E1/T1	STM-1/OC-3	Multiple STM-1/OC-3
Typical Applications	Wireless backhaul for carriers, Private networks and Metro area networks	Wireless backhaul for carriers and Private networks	Private Networks, Business access	Wireless backhaul, Metro area networks	Wireless backhaul, Long distance networks
Type of Customers	Cellular operators, WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Wireless ISPs, Businesses, Public institutions	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers

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

Our RFUs deliver a maximum capacity over 3.5-56 MHz channels with configurable modulation schemes from QPSK to 256QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, using a single channel, with vertical and horizontal polarizations. This feature is implemented with a built-in cross polarization interference canceller (XPIC) mechanism.

For a discussion of Nera products, see Item 8 – Significant Changes.

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

For a discussion of Nera services, see Item 8 – Significant Changes.

Our Customers

We have sold our products through a variety of channels to over 230 service providers and the operators of hundreds of private networks in more than 130 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. We reach a number of these customers through our OEM relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2008, 2009 and 2010, and the names of representative customers:

	Year Ended December 31,
	2008	2009	2010
Region				Representative Customers
North America	9%	16%	16%	AT&T, CellularOne, Connectronics, Hutton Communications, Stelera Wireless

Europe, Middle East and Africa	31%	38%	27%	Hutchison 3, Belgacom, KPN, ITM, Botswana Telecom, Masterline
Asia Pacific	52%	37%	50%	Bharti Airtel, Digitel Mobile Philippines, IDEA Cellular, Reliance Communications, Tata Teleservices,

Latin America	8%	9%	7%	Telcel

For a discussion of Nera customers, see Item 8 – Significant Changes.

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff includes approximately 316 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three OEMs, which together accounted for 24% of our revenues for the year ended December 31, 2010. We plan to increase our efforts in the development of additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

 Manufacturing and Assembly

Our manufacturing process consists of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping. With the goal of streamlining all manufacturing and assembly processes, we have implemented an outsourced, just-in-time manufacturing strategy that relies on contract manufacturers to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. The use of advanced supply chain techniques has enabled us to increase our manufacturing capacity, reduce our manufacturing costs and improve our efficiency.

We outsource the majority of our manufacturing operations to major contract manufacturers in Israel and the Philippines. Our warehouse operations are outsourced to subcontractors in each of Israel and the Philippines. The raw materials for our products come primarily from the United States, Europe and Asia Pacific.

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

Our research and development activities are conducted at our facilities in Tel Aviv, Israel and at our recently acquired subsidiary in Greece (see below). As of December 31, 2010, our research, development and engineering staff consisted of 166 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both application specific integrated circuits, or ASICs, and RFICs, to full system integration. We leverage our research and development capabilities through the use of specialized outside design firms and in September 2010, we acquired Elxys Innovations – Electronics Circuits and Systems S.A., or Elxys,  a Greek company, which designs advanced, next generation RFICs. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

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

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•	for the standard character mark Ceragon in Russia

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in the United States, Israel and the European Union; and

•	For the standard character mark Native2 in India

In 2009, we began to more aggressively pursue patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.  To date, we have one patent granted in the United States,  seven patent applications pending in the United States and other foreign jurisdictions, two  patent applications pending in the PCT and six provisional patent applications. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.  In connection with the Nera Acquisition, we acquired additional patents and patent applications.

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include Aviat Networks (formerly known as Harris Stratex Networks, Inc.), Alcatel-Lucent,  Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC) and Nokia Siemens Networks B.V. (NSN). In addition to these primary competitors, a number of other wireless equipment suppliers, including DragonWave Inc.,  SIAE Microelectronica S.p.A. and ZTE Corporation, offer or are developing products that compete with our products.

We believe we compete favorably on the basis of:

•	product performance, reliability and functionality;

•	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

•	cost structure; and

•	support and technical service and experience and commitment to high quality customer service.

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

Under the R&D Law, we applied for and were granted R&D grants. In exchange, we as a recipient of such grants are required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program.

In December 2006, we entered into an agreement with the OCS to conclude our R&D grant programs sponsored by the OCS. We have retired all the debt remaining from this agreement by mid 2008. . The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate and at an increased total amount, which may be substantial. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.

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

D.            Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance, sales and marketing, R&D and operations departments are located at a leased facility of approximately 73,680 square feet in Tel Aviv, Israel.  The leases for the majority of this space are valid until December 2012, with an option to renew for an additional two-year period.

In the United States, we lease approximately 5,800 square feet in Paramus, New Jersey, for our North American headquarters.  The lease in Paramus is valid until July 2013. In the United Kingdom, we lease approximately 2,560 square feet in Birmingham expiring in March 2015; in India, we lease approximately 11,737 square feet expiring in October 2013; and in Singapore, we lease approximately 2,375 square feet expiring in October 2011.  We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

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

A.             Operating Results

Overview

We are the premier wireless backhaul specialist providing solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

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

We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 230 service providers of all sizes, as well as in hundreds of private networks, in nearly 130 countries.

In September 2010, we acquired all the shares of the privately-held Elxys for total consideration of $1.6 million plus 200,000 restricted share units to Elxys founders who are now Ceragon employees.

In January 2011, we acquired all the shares of privately-held Nera, a former competitor of ours with significant global operations, from Eltek ASA for the consideration of approximately $48.5 million on a cash-free, debt-free basis.  In connection with the Nera acquisition, we entered into an agreement with Bank Hapoalim for a loan of approximately $35 million.  See Item 8 – Significant Changes, for more detailed discussion.   [The Nera Acquisition significantly increased our size (based on 2010 revenues and number of employees) and will materially impact our results of operations and financial condition in 2011 and thereafter.]

We have grown our revenues from $108.4 million for the year ended December 31, 2006 to $249.9 million for the year ended December 31, 2010, representing a 23% compound annual growth rate, or CAGR. Our revenues for 2010 represent an increase of 36% compared to our revenues for 2009.  In 2010, approximately 50% of our revenues were derived from customers in Asia Pacific and 27% from customers in Europe and Africa.

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

•
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

•
Regional Pricing Pressures: In recent years we have increased sales of our products in India and other parts of Asia Pacific in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2008, 2009 and 2010,  52%, 37% and 50%, respectively, of our revenues were earned in the Asia Pacific region, the majority of which was derived from India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

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

•
Sales through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2010, approximately 24% of our sales were to our three OEMs of wireless equipment, rather than directly to end users. We anticipate that sales to OEMs will continue to constitute a significant part of our business in the future.

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

Finally, our revenues have grown rapidly over the last several years, except the slowdown in 2009 due to the general global economic condition at that time; we cannot assure you that we will be able to sustain the rapid rate of growth in future periods. . You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, estimated warranty costs, costs related to management of our supply chain and shipping. In addition, we pay fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

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

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income, Net.  Our financial income, net, consists primarily of interest earned on bank deposits and marketable securities, gains and losses arising from the remeasurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, amortization of marketable securities, premium net, and fees and commissions paid to banks.

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2010.  The rate is scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. However, the effective tax rate payable by a company that derives income from an “approved enterprise” or "beneficiary enterprise" designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. As of December 31, 2010, the end of our last fiscal year, our net operating loss carry forwards amounted to approximately $33 million for Israeli tax purposes and $7 million for U.S. tax purposes.

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Inventory valuation;

•	Provision for doubtful accounts;

•	Stock-based compensation expense;

•	Deferred taxes; and

•	Marketable securities.

Revenue recognition.  We generate revenues from selling products to end users, distributors, system integrators and OEMs.

Revenues from product sales are recognized in accordance with ASC topic 605-10, "Revenue Recognition", when delivery has occurred, persuasive evidence of an arrangement exists, our fee is fixed or determinable, no future obligation exists and collectability is probable.

We generally do not grant a right of return to our customers. When a right of return exists, we create a provision for returns according to ASC topic 605, "Revenue Recognition When Right of Return Exists".

Revenue from certain arrangements includes the sale of products and post delivery installation services. We consider the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and whenever fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met we defer the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

Our accounting policy complies with the requirements set forth in ASC 605-25, "Revenue Arrangements with Multiple Deliverables", relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under ASC 605-10.

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

Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2010, our allowance for doubtful accounts was $3.4 million and our trade receivables were $88.1 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

Stock-based compensation expense.  ASC 718, “Compensation- Stock Compensation”, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement.

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

Stock-based compensation expense recognized under ASC 718 was $2.6 million, $3.6 million and $4.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Deferred Taxes.  We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carry forward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made. During 2008, following our determination that it is more likely than not that we will be able to realize a portion of our deferred tax assets, we recorded a tax benefit of approximately $11.4 million, a tax benefit of approximately $0.3 million and $0.5 million in 2009 and 2010 respectively.

Marketable Securities.  We account for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities", ("ASC 320"). Our management determines the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. In 2009 the marketable securities were classified as held-to-maturity as we previously had the intent and ability to hold the securities to maturity and were stated at amortized cost. During the last quarter of 2010, we classified our debt securities as available-for-sale in connection with the anticipated acquisition of Nera (see also item 8 – Significant changes). As a result of the acquisition, we did not have the intent to hold the securities until maturity; we changed the classification of our investments from held-to-maturity to available-for-sale.  Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial income, net”.   We periodically review our marketable securities for impairment. If we conclude that any of our investments are impaired, we determine whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. During 2008, 2009 and 2010 no other-than-temporary impairments were identified.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	66.6	67.0	64.2
Gross profit	33.4	33.0	35.8
Operating expenses:
Research and development, net	9.3	10.9	10.1
Selling and marketing	14.8	16.3	14.9
General and administrative	3.3	4.3	4.9
Acquisition related costs	-	-	0.3
Total operating expenses	27.4	31.5	30.2
Operating income	6.0	1.5	5.6
Financial income, net	1.0	0.8	0.5
Tax benefit (tax on income)	5.0	(0.3)	0.5
Net income	12.0	2.0	5.6

Year ended December 31, 2009 compared to year ended December 31, 2010

Revenues.  Revenues increased from $184.2 million for the year ended December 31, 2009 to $249.9 million for the year ended December 31, 2010, an increase of $65.7 million, or 36%. This increase was attributable primarily to increased sales of our products to wireless service providers, mainly within the Asia Pacific regions. Revenues in the Asia Pacific region increased to $123.8 million for the year ended December 31, 2010 as compared to $67.7 million for the year ended December 31, 2009. The increase in revenues in the Asia Pacific region was primarily due to recognition of revenues from turn key projects of  a leading mobile operator in India.  As a percentage of revenues, sales in the Asia Pacific region increased to 50% for the year ended December 31, 2010 from 37% for the year ended December 31, 2009.

Cost of Revenues.  Cost of revenues increased from $122.7 million for the year ended December 31, 2009 to $160.5 million for the year ended December 31, 2010, an increase of $37.8 million, or 31%. This increase was attributable mainly to increased purchases of products from our contract manufacturers, in line with the increase in our revenues.

Gross Profit.  Gross profit as a percentage of revenues increased from 33.4% for the year ended December 31, 2009 to 35.8% for the year ended December 31, 2010. This increase was attributable mainly to cost reduction activities and the introduction of our new IP series products which have better cost position

Research and Development Expenses. Our research and development expenses increased from $19.0 million for the year ended December 31, 2009 to $25.1 million for the year ended December 31, 2010, an increase of $6.1 million, or 33%. The increase in our research and development expenses was attributable primarily to the increase in our number of research and development employees and subcontractors in our efforts to advance the launch of our new products.  Our research and development efforts are a key element of our strategy and are essential to our success.  We intend to maintain our commitment to research and development. . Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses slightly decreased to 10.1% in the year ended December 31, 2010 compared to 10.3% for the year ended December 31, 2009.

Selling and Marketing Expenses. Selling and marketing expenses increased from $29.3 million for the year ended December 31, 2009 to $37.2 million for the year ended December 31, 2010, an increase of $7.9 million, or 27%. This increase was attributable primarily to an increase in the number of employees in our subsidiaries resulting in an increase of payroll and payroll related expenses of approximately $ 3.2 million and our increase in travel and office expenses of $ 2.3 million.  As a percentage of revenues, selling and marketing expenses were 15% in the year ended December 31, 2010 and 16% in the year ended December 31, 2009.

General and Administrative Expenses. General and administrative expenses increased from $10.7 million for the year ended December 31, 2009 to $12.3 million for the year ended December 31, 2010, an increase of $1.6 million, or 15%. This increase was attributable primarily to an increase of $1.2 million in payroll and payroll related expenses as a result on increase in number of employees in our management information system department and, increase of $0.4 million of stock based compensation expenses. As a percentage of revenues, general and administrative expenses were 6% and 5% for the years ended December 31, 2009 and 2010 respectively.

Acquisition related costs. Acquisition related costs consist of expenses paid in relation to the acquisition of Nera.  Acquisition related expenses were $ 0.8 million in 2010.

Financial Income, Net. Financial income, net decreased from $1.5 million for the year ended December 31, 2009 to $1.3 million for the year ended December 31, 2010, a decrease of $0.2 million, or 16%. As a percentage of revenues, financial income, net decreased to 0.5% in the year ended December 31, 2010 compared to 0.8% for the year ended December 31, 2009. This decrease was attributed mainly to lower income on our short-term and long-term interest-bearing investments due to reduction of interest rates in the financial markets.

Taxes on income. Taxes on income increased from $0.5 million for the year ended December 31, 2009 to $1.2 million for the year ended December 31, 2010, an increase of $0.7 million, or 141%.   Our effective tax rate was 12% in 2009 and 8% in 2010.  This decrease was attributed mainly to a decrease in the statutory tax rate in Israel from 26% in 2009 to 25% in 2010 and a release in the valuation allowance offset by an increase in taxable income of certain of our foreign subsidiaries.

Net Income. Net income increased from $3.7 million for the year ended December 31, 2009 to $14.1 million for the year ended December 31, 2010. As a percentage of revenues, net income increased to 6% for the year ended December 31, 2010 from 2% for the year ended December 31, 2009. The increase in net income was attributable primarily to the increase in revenues and gross profit offset by an increase in operating expenses and decrease in interest income in 2010 compared to 2009.

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

Cost of Revenues.  Cost of revenues decreased from $144.0 million for the year ended December 31, 2008 to $122.7 million for the year ended December 31, 2009, a decrease of $ 21.3 million, or 15%. This decrease was attributable mainly to decreased purchases of products from our contract manufacturers, in line with the decrease in our revenues.

Gross Profit.  Gross profit as a percentage of revenues decreased from 33.7% for the year ended December 31, 2008 to 33.4% for the year ended December 31, 2009.

Research and Development Expenses. Our research and development expenses slightly decreased from $19.4 million for the year ended December 31, 2008 to $19.0 million for the year ended December 31, 2009, a decrease of $ 0.4 million, or 2%. The decrease in our research and development expenses was attributable primarily to cost saving measures we took during 2009 which reduced our salaries expenses paid to our research personnel versus an increase related to expenses paid to subcontractors. Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 10% in the year ended December 31, 2009 compared to 9% for the year ended December 31, 2008.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $ 31.7 million for the year ended December 31, 2008 to $ 29.3 million for the year ended December 31, 2009, a decrease of $ 2.4 million, or 8%. This decrease was attributable primarily to the effects of our cost savings programs in our sales activities, a decrease in commissions paid to our sales and marketing staff as a result of our decreased sales, and a decrease in our marketing expenses. As a percentage of revenues, selling and marketing expenses were 16% in the year ended December 31, 2009 and 15% in the year ended December 31, 2008.

General and Administrative Expenses. General and administrative expenses increased from $9.2 million for the year ended December 31, 2008 to $10.7 million year ended December 31, 2009. This increase was attributable primarily to $0.8 million of stock based compensation expenses and increase in professional services provided of $0.7 million, offset by a decrease in the provision made for doubtful debts in an aggregate amount of $0.6 million. As a percentage of revenues, general and administrative expenses were 4% and 6% for the years ended December 31, 2008 and 2009 respectively.

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

Impact of Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in NIS and to a significantly lesser extent in Euros. Our NIS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. Transactions and balances in currencies other than U.S. dollars are remeasured into U.S. dollars according to the principles in ASC topic 830, “Foreign Currency Matters”. Gains and losses arising from remeasurement are recorded as financial income or expense, as applicable.

The following table presents information about the exchange rate of the NIS against the dollar:

Year ended December 31,	NIS appreciation %
2006	(8.2)
2007	(9.0)
2008	(1.1)
2009	(0.7)
2010	(6.0)

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

As of December 31, 2010, we had approximately $81.5 million in cash and cash equivalents, short term bank deposits, and short- and long-term marketable securities.

As of December 31, 2010, our cash investments were comprised of the following: 46% consisted of short-term, highly liquid investments with original maturities of up to three months, and 38% consisted of short-term deposits and marketable securities with original maturities of up to one year, with a minimum credit rating of A/A1. The remaining balance of our liquid assets is invested in corporate and government debt securities, carrying a minimum rating of A/A1. Substantially all of these investments are in US dollars.

Net cash used by operating activities was $10.7 million for the year ended December 31, 2010. Net cash provided by operating activities was $16.8 million for the year ended December 31, 2009 and $11.5 million for the year ended December 31, 2008.

In 2010, our cash used by operating activities was affected by the following principal factors:

•	our net income of $14.1 million;

•
a $3.3 million increase in other accounts payable and accrued expenses, primarily attributed to increase in employees accruals, increase in warranty provision and unrealized loss in open forward foreign exchange contracts;

•	a $2.1 million increase in deferred revenues paid in advance;

These factors were partially offset by:

•	a $19.6 million increase in trade receivables, which was primarily attributable to our increased revenues;

•	a $11.7 million decrease in trade payables which was primarily attributable to advances paid to our contract manufacturers; and

•
a $7.7 million increase in other accounts receivable and prepaid expenses which was primarily attributable to an increase of $5.6 million in advances paid to our contract manufacturers and an increase of $1.1 million in prepaid expenses mainly subcontractors expenses for installation services for our turnkey projects for which revenues have not yet recognized.

In 2009, our cash provided by operating activities was affected by the following principal factors:

•	our net income of $3.7 million;

•
a $12.8 million increase in trade payables, which was mostly attributable to increased purchases of products from our contract manufacturers primarily for turnkey projects for which revenues have not yet been recognized;

•	a $12.7 million increase in deferred revenues paid in advance; and

•	a $2.4 million decrease in trade receivables, which was primarily attributable to the decrease in our revenues.

These factors were partially offset by a $25.4 million increase in inventories, primarily resulting from an increase in turn key projects in which revenues are often recognized after products are installed and accepted by the customer.

In 2008, our cash used in operating activities was affected by:

•	a $30.3 million increase in trade receivables, which was primarily attributable to our increased revenues;

•	a $11.4 million increase in a deferred income tax asset, which was attributable to the creation for the first time of the deferred tax asset;

•	a $3.4 million increase in inventories, which was primarily attributable to an increase in finished goods; and

•
a $5.3 million decrease in other accounts payable and accrued expenses, which was primarily attributable to the retirement of the remaining debt to the OCS from the agreement reached in December 2006 and, in addition, a $4.7 million decrease in  long term payables as a result of retiring such debt. The total payment to the OCS was in the amount of $9 million.

These factors were partially offset by:

•	our net income of $26.0 million; and

•	a $13.9 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers.

Net cash provided by investing activities was approximately $ 5.1 million for the year ended December 31, 2010, as compared to net cash provided by investing activities of approximately $2.5 million and net cash used by investing activities of approximately $ 11.3 million for the year ended December 31, 2008. In the year ended December 31, 2010, our proceeds from maturity of short-term bank deposits of $ 31.7 million and from maturities of marketable securities of $16.6 million were offset partially by investment in short and long-term bank deposits of $13.8 million and in marketable securities of $18.3 million.  In the year ended December 31, 2009, our proceeds from maturity of short-term bank deposits of $ 46.2 million and from maturities of held-to-maturity marketable securities of $11.8 million were offset partially by investment in short and long-term bank deposits of $ 44.0 million and in held-to-maturity marketable securities of $ 4.7 million. In the year ended December 31, 2008, our investments of $ 66.3 million in short-term and long-term bank deposits and $14.9 million in held to maturity marketable securities were partially offset by the proceeds of $13.5 million from held-to-maturity marketable securities and proceeds of $ 61.4 million from maturity of short- and long-term bank deposits. In addition, there was a purchase of property and equipment in a net amount of $ 5.0 million.

Net cash provided by financing activities was approximately $ 4.9 million for the year ended December 31, 2010 as compared to net cash used in financing activities of $ 9.2 million and $ 7.6 million for the years ended December 31, 2009 and 2008 respectively. The balance of the cash as of December 31, 2010, 2009 and 2008 consisted of proceeds from exercises of share options by employees of $ 4.9 million, $ 3.0 million and $ 0.7 million, respectively.  For the years ended December 31, 2009 and 2008, the Company used an amount of $12.2 million and $7.9 million, respectively to purchase treasury shares as part of the Company’s share repurchase program.

As of December 31, 2010, our principal commitments consisted of $7.1 million for obligations outstanding under non-cancelable operating leases.

In October 2008, we announced the adoption a share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $20 million. The share repurchase program was completed in 2009. As of December 31, 2010, we purchased 3,481,523 shares at a weighted average price per share of approximately $5.74 per share (excluding commission and broker fees).

In January 2011, we entered into a loan agreement with Bank Hapoalim Ltd. to finance the consideration of the Nera Acquisition.  See Item 8 – Significant Changes.

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated growth in our operations as a result, in part, from our increased participation in turnkey projects. We anticipate that our capital expenditures during 2011 will be primarily for the purchase of additional testing equipment and office equipment.

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

Our research and development activities are conducted at our facilities in Tel Aviv, Israel and Greece. As of December 31, 2010, our research, development and engineering staff consisted of 166 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $ 25.1 million or 10% of sales in 2010, $ 19.0 million or 10% of sales in 2009, and $19.4 million or 9% of sales in 2008.

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

F.             Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations1	7,084	3,387	3,418	279	--
Purchase obligations2	62,157	62,157	--	--	--
Other long-term commitment3	2,561	--	--	--	2,561
Uncertain income tax positions4	673
Total	72,475	65,544	3,418	279	2,561
____________
(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2010 was approximately   $ 8.6 million, of which approximately $ 6.0 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $ 2.6 million.

(4)
Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10j of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

Effect of Recent Accounting Pronouncements

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010, and should be applied prospectively. We believe that the adoption could have an impact on its Pro Forma information in future periods.

In April 2010, the EITF issued ASU 2010-13, an amendment to ASC No. 718 "Compensation - Stock Compensation. This ASU clarifies employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity’s equity securities trade. These should be classified as equity, assuming all other criteria for equity classification are met. The amendments in the ASU do not contain any disclosure requirements incremental to those required by ASC 718. The guidance is effective in 2011. The adoption of the new guidance will not have a material impact on our consolidated financial statements.

 In February 2010, the FASB issued ASU 2010-09, an amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events". This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update became effective in these annual financial statements. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. Mandatory adoption is for January 1, 2011. We are currently evaluating the impact on our consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.  We are currently evaluating the impact on our consolidated results of operations and financial condition.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Zohar Zisapel	62	Chairman of the Board of Directors
Ira Palti	53	President and Chief Executive Officer
Tsipi Kagan	45	Executive Vice President & Chief Financial Officer
Gil Solovey	42	Executive Vice President, Global Operations
Eran Westman	40	Executive Vice President, Global Business
Sharon Ganot	42	Vice President, Human Resources
Udi Gordon	44	Executive Vice President, Corporate Marketing and Business Development
Donna Gershowitz	47	Vice President and General Counsel and Corporate Secretary
Hagai Zyss	39	General Manager of the Short Haul Business Unit
Eyal Assa	39	General Manager of the Long Haul Business Unit
Per Arne Henes	47	Executive Vice President, PMI
Ole Lars Oye	49	VP Global Projects & Services
Joseph Atsmon	62	Director
Yael Langer	46	Director
Yair E. Orgler	71	Director
Avi Patir	62	Director

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

Tsipi Kagan joined Ceragon as Executive Vice President and Chief Financial Officer effective November 1, 2010.  Prior to joining Ceragon, from 2008 to September 2010, Ms. Kagan served as Chief Financial Officer of Xjet, Ltd. developer and manufacturer of inkjet based deposition systems.  Prior to joining Xjet Ltd., from 2003 to 2008, Ms. Kagan served as Chief Financial Officer of RADVision Ltd., a leading provider of products and technologies for unified visual communications.  Prior to joining RADVision, from 2000 to 2003, Ms. Kagan served as Chief Financial Officer of Phone-Or ltd., a leader in advanced optical microphones and sensors.  Prior thereto and from September 1994, Ms. Kagan served as senior manager for Ernst & Young in Israel and from February 1991 to August 1994, as a Certified Public Accountant (CPA) for Miller, Kaplan, Arase & Co., an accounting firm in Los Angeles.  Ms. Kagan holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a licensed CPA in Israel.

Gil Solovey joined Ceragon on May 2010. In his last position, Mr. Solovey served as VP Operations and a member of the management at Orbit Technology Group, an Israeli company that develops, manufactures and supplies communication equipment solutions. Prior to joining Orbit, Mr. Solovey served various position in HP Scitex, a pioneer and a leading worldwide developer of format printing equipment, including as VP Operations and managed the global supply chain group in HP Scitex. Before joining HP Scitex in 2004, Mr. Solovey managed the purchasing, Logistics and planning division at Applied Materials Israel. Mr. Solovey holds a B.Sc. in Mechanical Engineering from the Technion, and an MBA in marketing from Herriot Watt University in Scotland (Israel branch).

Eran Westman has served as our Executive Vice President, Global Operations since October 2008. From January 2004 to September 2008, Mr. Westman served as President Asia Pacific, and from July 2001 to December 2003, he was Vice President Sales for Europe, the Middle East and Africa. Mr. Westman holds a LL.B degree from the Herzog Faculty of Law at Bar Ilan University.

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

Udi Gordon has served as our Executive Vice President Marketing & Business Development since June 2009.  From October 2008 through May 2009, Mr. Gordon served as our Vice President, Business Development. From 2003 to 2008, Mr. Gordon headed our research and development department, his most recent position being Executive Vice President R&D. From 1997 until June 2003, he served as a senior manager in our research and development department.    Mr. Gordon received a B.Sc. in electrical engineering from the Technion (cum laude) and an M.B.A. from Bar-Ilan University.

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

Hagai Zyss has served as our General Manager of the Short Haul Business Unit since March, 2011.  Prior thereto, Mr. Zyss served as our Vice President, Research and Development since October 2008. Previously, Mr. Zyss served in our research and development from June 2000, his most recent position being Vice President Next Generation Networks. Mr. Zyss received B.Sc. and M.Sc. degrees (cum laude) in electrical engineering and electronics from Tel-Aviv University.

Eyal Assa has served as our General Manager of the Long Haul Business Unit since March, 2011.   Prior thereto, Mr. Assa served in various positions at Ceragon including as our Chief Operating Officer, Sales since 2008 and prior thereto as VP Business Development and OEM Relations.  From August 1998, Mr. Assa held several senior R&D positions at Seabridge Ltd., a Siemens company, the last one being Vice President of Research and Development.  Mr. Assa holds a B.Sc. in Mathematics and Statistics (cum laude) and M.Sc. in Computer Science (summa cum laude), both from Tel-Aviv University.

Per Arne Henes has served as our EVP PMI since January 2011.  Prior to the Nera Acquisition, Mr. Henes served as the CEO of Nera since February 2008 and as Senior Vice President of Sales of Nera from 2006 to 2008. Prior to joining Nera, Mr. Henæs worked for Siemens from 1992 to 2006 in various positions including serving as Head of Communication Division.  Mr. Henæs holds a M.Sc.degree in Electronic Engineering from the Norwegian University of Science and Technology.

Ole Lars Oye  has served as our VP Global Projects & Services since January 2011.  Prior to the Nera Acquisition, Mr. Oye has served as Senior Vice President, Global Projects, of Nera since September 2009. Previously, Mr. Oye served in various positions at Nera, which he joined in 1987, including as VP Sales North Europe of Nera Networks, General Director of Nera Networks s.r.o. in Slovakia, VP Supply and Technical Director Americas.  Mr. Oye holds a B.Sc degree in Electronics/Telecommunication from Gjovik ingeniorhogskole in Norway.

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

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Discount Investment Corporation Ltd., Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Director at Bank Hapoalim, B.M., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in industrial administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

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

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2010.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and senior management as a group, consisting of 161 persons	$4,685,000	$302,000

1The group includes two former members of senior management whose employment with the Company ceased during 2010.

During 2010, we granted to our directors and senior management 552,500 options to purchase ordinary shares, in the aggregate, with exercise prices of  $10.71  per share. The options expire 10 years after grant.

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

As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Select Market, we are required to comply with the rules of the SEC and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Rules, a majority of our directors is required to be independent and, under the Israeli Companies Law, we are required to appoint at least two external directors. According to an amendment to the Companies Law adopted in 2008, a public company may provide in its articles that independent directors (as defined in the Companies Law) in such minimal number as shall be determined by the company shall serve in its board of directors. According to the Companies Law, an independent director is a director who meets the qualifications required for the appointment of such director as an external director in the company, other than the requirement for possession of “accounting and financial expertise” or “professional qualifications”, as shall be approved by audit committee, and who has not served as a director on the board of directors of the company for more than nine consecutive years. We did not amend our articles of association to provide for the appointment of independent directors according to the Companies Law.

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. In October 2010, our board of directors determined that the compensation committee would carry out these functions.

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

Compensation Committee

In October 2010, our board determined that the former option committee would be renamed the “compensation committee.”   Our compensation committee is to administer our 1996 Key Employee Share Incentive Plan, our 1997 Affiliate Employee Option Plan and our 2003 Share Option Plan. In addition, our compensation committee is to approve and recommend to the audit committee and the board, as relevant, compensation of all members of senior management.

The members of the compensation committee are Messrs. Zisapel and Patir. The board of directors has delegated to the compensation committee the authority to grant options under the 1996, 1997 and 2003 option plans, and to act as the share incentive committee pursuant to those plans, provided that such grants are within the framework determined by the board.

Dividends

Dividends may be paid only out of accumulated retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law (the “Profit Test”), in each case provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court even if the Profit Test is not met, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash, assets, shares or debentures. For further information, please see “Financial Information – Dividends.”  In connection with the loan agreement entered into with Bank HaPoalim Ltd (the "Bank") to finance the Nera Acquisition, we undertook not to distribute dividends (unless certain terms are met) without the Bank’s prior written consent. See Item 8 – Significant Changes.

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

Employees

As of December 31, 2010, we had 580 employees worldwide, of whom 166 were employed in research, development and engineering, 316 in sales and marketing, 46 in management and administration and 52 in operations.  Of these employees, 319 were based in Israel, 34 were based in the United States, 34 were based in EMEA (not including Israel), 28 were based in Latin America and 165 were based in Asia Pacific.  Following the Nera Acquisition, we have increased the number of our employees significantly.  For the number of Nera employees as of January 2011, see Item 8 – Significant Changes.  In March 2011, we announced that we have begun a process to optimize our organizational structure following the Nera Acquisition.  In connection with this process, we will reduce our workforce by approximately 200 full-time positions worldwide.

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

Following the Nera Acquisition, the percentage of employees in Israel as compared to our total number of employees worldwide has decreased significantly.  See Item 8 – Significant Changes.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 15, 2011.  The percentage of outstanding ordinary shares is based on ordinary shares outstanding as of March 15, 2011.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options
Zohar Zisapel(3)	4,499,891	12.5	415,000	$2.00-$11.10
Ira Palti	651,247	1.8	780,000	$4.49-$11.79
All directors and senior management as a group, consisting of 16 people (4)	5,715,372	15.9	2,143,668	$2.00-$11.84

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 15, 2011.

(2)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(3)	The number of ordinary shares held Zohar Zisapel includes 9.467 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 15, 2011 (including options held by each such person and which are vested or shall become vested within 60 days of March 15, 2011) and have therefore not been separately disclosed.

Stock Option Plans

1996 Key Employee Share Incentive Plan

In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group were eligible to participate in the plan. The options expire ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2010:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price
134,824	134,824	$ 2.05

Affiliate Employees Option Plan

In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of February 2003 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before February 2003 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the 1996 key employee share incentive plan. The options expire ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2010:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price
122,975	122,975	$ 1.92

In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the 1996 key employee share incentive plan and the affiliate employees option plan for grants pursuant to the 2003 share option plan.

The 2003 Share Option Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The compensation committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The compensation committee has authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. In September, 2010, our board of directors amended the 2003 share option plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such plan.  This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following tables present option and RSUs grant information for this plan as of December 31, 2010.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
15,290,389	464,853	4,470,437	$ 6.66

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
200,000	--	200,000	$ 0

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under all three plans of the Company) among directors and employees of the Company as of December 31, 2010:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	2,354,208	655,635

All other grantees	2,574,028	1,080,493

Amendment

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 15, 2011 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	4,499,891	12.5
Yehuda Zisapel (2)	2,247,467	6.3
William Leland Edwards et al. (3)	2,048,441	5.7

(1)	Based on ordinary shares issued and outstanding as of March 15, 2011.
(2)
Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The number of ordinary shares held by each of Yehuda Zisapel and Zohar Zisapel includes 9.467 shares held by RAD Data Communications Ltd., of which both Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Based on information provided in a Statement on Schedule 13G/A filed with the SEC on February 11, 2011 by William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors, Palo Alto Investors LLC (“PAI”).  Palo Alto Investors is the manager of PAI.  William Leland Edwards is the controlling shareholder of Palo Alto Investors and has sole voting and dispositive power over 28,200 of the ordinary shares, and shared voting and dispositive power over 2,020,241 of the ordinary shares.  Anthony Joonkyoo Yun, MD, is the President of Palo Alto Investors and PAI.  Dr. Yun, Palo Alto Investors and PAI have shared voting and dispositive power over 2,020,241of the ordinary shares. Since providing a Statement on Schedule 13G filed with the SEC on February 16, 2010 by Mr. Edwards, Dr. Yun, Palo Alto Investors and PAI, each has decreased their shared voting and dispositive power from 2,572,924 to 2,020,241ordinary shares, or 7.2% to 5.6%.  The principal business office of the shareholder is 470 University Avenue, Palo Alto, California, 94301.

As of March 15, 2011, approximately 86.6% of our ordinary shares were held in the United States and there were 39 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.5% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, as of March15, 2011, beneficially owns 6.3% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 12.5% of our ordinary shares as of March 15, 2011.  They are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Internet Binat Ltd.	RADVision Ltd.
BYNET Data Communications Ltd.	Packetlight Networks Ltd.	RADWARE Ltd.
BYNET Electronics Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADWIN Ltd.
BYNET SEMECH (Outsourcing) Ltd.		SANRAD Inc.
BYNET Software Systems Ltd.	RADCOM Ltd.	SILICOM Ltd.
BYNET Systems Applications Ltd.	RAD Data Communications Ltd. and its subsidiaries	WISAIR Inc.
Chanellot Ltd.
Commex Technologies Ltd.	RADiflow Ltd.

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

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. The aggregate amount of these expenses was approximately $ 1.3 million in 2010.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $0.2 million in 2010.

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

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility is approximately 73,980 square feet in size.  The leases for the majority of this facility are valid until December 2012, with an option to renew for an additional two years.  Additionally, we lease space for our U.S. headquarters from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 5,800 square feet in size.  The lease for this facility is valid until July 2013.  The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.8 million in 2010.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $6.4 million for the year ended December 31, 2010.

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

Export Sales

In 2010, 99% of our sales were to end users located outside of Israel.

Legal Proceedings

We are not a party to any material legal proceedings, nor have there been any material legal proceedings in which any of our directors, members of senior management, or affiliates is either a party adverse to us or has a material interest adverse to us.  There are no material legal or governmental proceedings which we know to be pending against us.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future, except for the share dividend that was paid as a result of a 250-for-1 share recapitalization that took place immediately prior to our initial public offering.  We currently intend to retain all future earnings to finance our operations and to expand our business. In connection with the loan agreement entered into with the Bank to finance the Nera Acquisition, we undertook not to distribute dividends (unless certain terms are met) without the Bank’s prior written consent. For further information, see “Nera Acquisition.”

Significant Changes

Nera Acquisition

In January 2011, we completed the purchase of all the shares of privately-held Nera from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011 (the "SPA").  The consideration for all of the shares of Nera was approximately $ 48.5 million, on a cash-free debt-free basis. At closing, an additional amount of $9.675 million was paid on account of balance of cash remained in Nera and its subsidiaries.  In accordance with the terms of the SPA, the amount of $ 10 million out of the consideration was deposited in escrow for 18 months.

The indemnification obligations of seller with respect to breach of representations and warranties is capped at $22 million, except for taxes, title on shares and illegal payments which are capped at the full purchase price, and subject to a minimal threshold amount of losses. Seller undertook also to indemnify us for actions and proceedings by a customer or supplier against Nera or its subsidiaries for events occurring prior to closing.

The limitation period for indemnification with respect to breach of representations and warranties is 18 months, except that with respect to title on shares, taxes and brokers fees in which case the limitation period is generally 10 years, and with respect to illegal payments is five years.  No limitation on our indemnification right applies in case of gross negligence, willful misrepresentation or misconduct or fraud.

To increase the protection in respect of breach of the representations and warranties given in the SPA, we have acquired, from Beazley Solutions Ltd. and Zurich Insurance PLC (respectively), a warranty and indemnity insurance policy and an excess warranty and indemnity insurance policy, up to the amount of the purchase price ($48.5 million).

Eltek ASA undertook not to compete with us for a period of five years.

In connection with the SPA and on the same day, Nera entered into: (i) a Trademark Purchase Agreement with Nera Telecommunications Ltd. ("Neratel"), a subsidiary of Eltek ASA, under which it sold to NeraTel certain trade names and domain names of Nera, retaining a right to use the name "Nera" for the first two years, and Neratel undertook a three-year period non-compete; and (ii) a non-exclusive OEM Agreement with a subsidiary of Neratel, under which such subsidiary shall purchase products from Nera for their resale under its private label.

In order to finance the consideration we entered into a loan agreement (the "Loan Agreement") with the Bank for a loan in the principal amount of US$35 million, as further described below.

The Loan Agreement provides that the principal amount of $35 million bears interest at a rate of Libor + 3.15%, which Libor is updated every three months. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, until February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2012.

Pre-payment of the loan or any part of it is allowed, subject to a predetermined prepayment fee on the prepaid amount if the prepayment is within the first two years.  The loan is secured by a floating charge over all our assets as well as several customary fixed charges on specific assets.  Repayment of the loan may accelerated by the Bank in certain events of default including in insolvency events, failure to comply with financial covenants and an event whereby we will no longer be a traded company.

The financial covenants that we undertook to maintain are that: (i) the ratio of the shareholders' equity in relation to the total assets shall not, at any given time, be lower than 35%; (ii) the sum of the shareholders' equity shall not at any given time be lower than the total sum of $100 million; and (iii) the ratio of the net financial debt in relation to the working capital shall not exceed, at any given time, 30%.

In the framework of the Loan Agreement, we undertook, inter alia, that without the Bank's prior written consent, certain corporate restructuring events may not take place, shareholders loans will not be repaid and we shall not distribute dividends (unless certain terms are met).

Business Overview

Nera’s Products

Nera has a strong position in selected segments of the global microwave transmission market. Nera designs, develops, manufactures and deploys a broad portfolio of point-to-point radio solutions. Its Evolution Series products help telecommunication carriers and private network operators to meet the growing subscriber demand for more capacity over their networks.

The need for higher throughput and the increased flexibility makes packet switched network a compelling solution compared to a circuit switched network. Nera offers highly flexible and fully integrated solutions for building competitive microwave networks. Equipment scalability and easy capacity upgrade together with Nera’s “One platform – multiple solutions” approach offer network operators a unique flexibility in the implementation of their migration strategy.

Nera’s Evolution Series of products allows scalable and flexible architecture and allows for capacity aggregation and node configuration without the need for external switching equipment. Service awareness allocates bandwidth to the top-priority traffic. Nera’s solutions consume less power than competing solutions, reducing energy requirements across the entire network.

Nera’s products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system.

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

•
Antennas are used to transmit and receive microwave radio signals from and to edge and core networks. These compact, high-performance devices are mounted on poles typically placed on rooftops, towers or buildings. Nera relies on third party vendors to supply this component.

•
Unique pointing accuracy solutions for high vibration environments. These are advanced microwave radio systems for use on moving rigs/vessels where the antenna is stabilized in one or two axes, azimuth or azimuth/elevation.

•
End-to-End Network Management. Nera’s network management system uses simple network management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into customers’ existing network management systems.

Nera Product	Evolution Series™ XPAND IP	Evolution Series™ LONG HAUL	Evolution Series™ METRO	Evolution Series™ EDGE	PointLink
Description	4G ready backhaul - Native Ethernet, Native TDM (PDH)	All-IP LTE ready long distance radio - Native Ethernet or SDH/SONET	MultiService SDH/SONET platform	All IP/Ethernet and E1 connectivity - Native Ethernet, Native TDM (PDH)	High capacity offshore communication
Interfaces	4GbE + SFP interface 8xE1/T1	6x Gigabit ports (SFP or electrical), nxSTM-1/ OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s	Optional embedded E1, T1, E3, DS3, SDH/SONET X-connect/aggregation
Typical Applications		Wireless backhaul – long distance networks	Wireless backhaul (TDM)	base-station backhaul in 2G, 3G, LTE and WiMAX networks	Off-shore oil/gas rigs in high vibration environments
Type of customers	Telecom/Mobile service providers, wireless ISPs	Telecom/Mobile service providers, utilities, state and local government	Telecom/Mobile service providers, utilities, private networks	Telecom/Mobile service providers, utilities, private networks	Oil/ Gas drilling companies

Nera’s Services

Nera has a long history of delivering turn-key solutions, meeting the complete needs of customers by providing network design and planning, installation, handover and training, as well as post sales support and services.

Nera draws on over 60 years of experience in providing smart network solutions that meet telecom carriers and private network operators’ current needs, while preparing their network for the future. Nera’s ability to install profitable networks has its origin in several decades of field expertise. This is equally applicable for site infrastructure and civil works, as well as for site specific installation, testing and commissioning of equipment, and NMS (Network Management System).

Nera also offers effective lifecycle management of telecommunication systems and networks.

Nera’s Customers

Nera's principal customers are wireless service providers worldwide that use Nera’s products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. It also sells systems to private network operators such as state and local government organizations, utility companies, oil, gas and energy companies and educational facilities.

Nera’s Employees

As of January, 2011, Nera had approximately 870 employees worldwide, of whom 120 were employed in research, development and engineering, 550 in sales and marketing, 30 in management and administration and 170 in operations.  Of these employees, approximately 260 were based in Norway, 25 were based in the United States, 315 were based in EMEA (excluding Norway) and 270 were based in Latin America.

ITEM 9.                      THE OFFER AND LISTING

Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Global Market, or Nasdaq, since August 4, 2000 and on the Tel Aviv Stock Exchange, or TASE, since September 12, 2004, both under the symbol “CRNT.”  In December 2010, we were notified that the Nasdaq Listing Qualification determined that we were eligible for inclusion in the Nasdaq Global Select Market, which became effective January 3, 2011.

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2006 (Annual)	$5.74	$3.87

2007 (Annual)	21.89	5.11

2008 (Annual)	11.59	4.30

2009 (Annual)	11.77	3.90
2010 (Annual)	13.42	6.88

2009
First Quarter	$5.83	$3.90
Second Quarter	6.92	4.35
Third Quarter	9.12	6.17
Fourth Quarter	11.77	7.60
2010
First Quarter	13.29	10.64
Second Quarter	11.93	6.88
Third Quarter	10.08	7.13
Fourth Quarter	13.42	9.38

2011
First Quarter (through March 15, 2011)….	14.34	10.50

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

September 2010	$10.08	$8.53
October 2010	11.22	9.38
November 2010	11.40	11.41
December 2010	13.42	10.77
January 2011	14.34	12.15
February 2011	13.55	11.36
March 2011 (through March 15, 2011)	12.61	10.50

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE.  The translation from NIS into U.S. dollars for the following two tables is based on representative rates of exchange published by the Bank of Israel.

	High	Low

2006 (Annual)	$5.70	$3.79

2007 (Annual)	20.33	5.15

2008 (Annual)	11.56	4.57

2009 (Annual)	11.80	4.20

2010 (Annual	13.28	6.87

2009
First Quarter	5.84	4.20
Second Quarter	7.08	4.28
Third Quarter	9.06	6.24
Fourth Quarter	11.80	8.06

2010
First Quarter	12.98	11.08
Second Quarter	11.16	6.87
Third Quarter	10.04	7.19
Fourth Quarter	13.28	8.24
2011
First Quarter (through March 15, 2011)	14.53	11.06

The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

September 2010	$10.04	$8.49
October 2010	11.11	9.24
November 2010	11.54	10.37
December 2010	13.28	10.68
January 2011.	14.53	12.31
February 2011	13.66	11.53
March 2011(through March 15, 2011)	12.53	11.06

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

General Corporate Tax Structure in Israel

Taxable income of Israeli company is subject to tax at the rate of, 25% in 2010.  In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in Israeli corporate tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

However, the effective tax rate payable by a company that derives income from an approved enterprise and beneficiary enterprise, discussed further below, may be considerably lower.  See “The Law for the Encouragement of Capital Investments, 1959” below.

The Law for the Encouragement of Capital Investments, 1959

Tax Benefits before the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See “Tax Benefits under the 2005 Amendment” below regarding an amendment to the Investments Law that came into effect in 2005 and the new amendments to the Investment Law that came into effect in 2011.

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

Taxable income of a company derived from an approved enterprise is subject to reduced corporate tax at the rate of 10% - 25% for the benefit period.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the “Year of Election”). A company wishing to receive the tax benefits afforded to a Beneficiary Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

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

Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2010, we did not generate income under the provisions of the new law.

Tax Benefits under the 2011 Amendment

As of January, 1st 2011 new legislation amending to the Investment Law came into effect. The new legislation introduced a new status of "Preferred Company" and "Preferred Enterprise", replacing the existed status of "Beneficiary Company" and "Beneficiary Enterprise". Similarly to "Beneficiary Company", a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Under the new legislation, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises during the benefits period.  The uniform corporate tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12% respectively thereafter. Certain "Special Industrial Companies" that meet certain criteria will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.

Dividend distributed from income which is attributed to "Preferred Enterprise"/"Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the new legislation shall not apply to a company already owning "Beneficiary Enterprise" or "Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the new legislation, unless such company has otherwise elected to implement the new legislation.

We examined the possible effect of the amendment on our financial statements, if at all, and at this time do not believe we will opt to apply the amendment.

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

Special Provisions Relating to Taxation under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes were measured in real terms in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated us for three years. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in dollars. Since 2006, we file for extensions on an annual basis. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: 20% or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As stated earlier, dividends of income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are grantor trusts;

•	are S corporations;

•	are certain former citizens or long-term residents of the United States;

•	are financial institutions or financial services entities;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	are real estate investment trusts or regulated investment companies;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  for taxable years beginning on or before December 31, 2012 (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a foreign corporation that is not a passive foreign investment company (as discussed below) will be qualified dividend income if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States such as the Nasdaq Global Select Market.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any non-U.S. taxes withheld from the distributions) will generally be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution.  A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders generally will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot generally exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income.  Distributions of current or accumulated earnings and profits will generally be non-U.S. source passive income for U.S. foreign tax credit purposes.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2012, and 20% thereafter).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss.  A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss.  In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset which produces passive income.  Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2010.  However, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion.  If we were not a PFIC for 2010, U.S. holders who acquired our ordinary shares in 2010 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder.  In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution.  Under these rules, the distribution that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares.  The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years.  The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses.  In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.  Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

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

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares.  As a result of such election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time.  Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a year in which we are a PFIC, would be treated as ordinary income.  Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss.  A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2010 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2010, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $ 2.7 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $ 2.7 million.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings.  As of December 31, 2010, we had outstanding forward contracts in the amount of $ 20.2 million for a period of up to five months.  During the year ended December 31, 2010 we recognized a gain of $0.1 million as a result of derivative instruments.

We invest in investment grade corporate and government bonds and dollar deposits with banks.  Since these investments typically carry fixed interest rates, financial income over the holding period is not sensitive to changes in interest rates.

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

Use of Proceeds

As of December 31, 2010 approximately 84% of the net offering proceeds remaining from our initial public offering and from our follow-on offering were invested in short-term investments.  The 16% balance of the net offering proceeds was invested in long-term investments.  During fiscal year 2010, we used the proceeds for capital expenditures, repurchase of the Company’s shares and general corporate purposes.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                    [RESERVED]

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.                  CODE OF ETHICS

In November 2003, the Company’s board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics Compliance Program.  A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).  In addition, it is also available on the World Wide Web at www.ceragon.com. However, information contained on our website does not constitute a part of this Annual Report.

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed by the auditors.

	Year Ended December 31,
	2009		2010
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$240,000	65	$271,000	43
Tax (2)	59,000	19	51,000	8
Other Services(3)	69,000	16	308,000	49
Total	$368,000	100	$630,000	100

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice
(3)	Other Services relate to transactional activities.

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

PART III

ITEM 17.                     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                     FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-41 hereof.

Index to Consolidated Financial Statements	PAGE
Reports of Independent Registered Public Accounting Firm	F-2 – F-3
Consolidated Balance Sheets	F-4 – F-5
Consolidated Statements of Income.	F-6
Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements	F-10 – F-41

ITEM 19.                     EXHIBITS

1.1	Memorandum of Association, as amended October 25, 2007 (English translation)*

1.2	Articles of Association, as amended October 25, 2007 *

4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**

4.2	Share Purchase Agreement, dated as of January 19, 2011, by and among the Company and Ceragon (UK) Ltd., and Eltek ASA, Networks Holdings AS and Nera Networks AS

4.3	Escrow Agreement dated as of January 19, 2011 by and among Ceragon (UK) Ltd., Networks Holdings AS and Advokatfirmaet Schjødt DA

4.4	Bank Hapoalim Loan Agreements, dated as of January 18, 2011 by and among the Company and Bank Hapoalim B.M. (English summary of the material terms)

8.1	List of Significant Subsidiaries

10.1	Consent of Independent Registered Public Accounting Firm

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibits 1.1 and 1.2 to the Company’s Annual Report on Form 20-F for the year 2008 and incorporated herein by reference.

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

CERAGON NETWORKS LTD.

By:	/s/ Ira Palti
Name:	Ira Palti
Title:	President and Chief Executive Officer

Date:	March 31, 2011

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
 CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$38,339	$37,725
Short-term bank deposits		30,183	23,357
Short-term marketable securities	3	16,724	7,363
Trade receivables (net of allowance for doubtful accounts of $ 2,854 and $ 3,383 at December 31, 2009 and 2010, respectively)		68,452	88,074
Other accounts receivable and prepaid expenses	4	7,492	15,425
Deferred tax assets		3,462	4,057
Inventories	5	65,925	65,921

Total current assets		230,577	241,922

LONG-TERM ASSETS:
Long-term bank deposits		10,824	-
Long-term marketable securities	3	2,250	13,088
Severance pay fund		4,971	6,039
Long-term deferred tax assets		8,942	8,829

Total long-term assets		26,987	27,956

PROPERTY AND EQUIPMENT, NET	6	11,809	16,211

GOODWILL	1b1	-	1,093

Total assets		$269,373	$287,182

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2009	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$52,898	$40,537
Deferred revenues		18,548	20,661
Other accounts payable and accrued expenses	7	9,847	13,215

Total current liabilities		81,293	74,413

ACCRUED SEVERANCE PAY		7,174	8,600

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2009 and 2010; Issued: 37,769,416 and 38,749,398 shares at December 31, 2009 and 2010, respectively; Outstanding: 34,287,893 and 35,267,875 shares at December 31, 2009 and 2010, respectively		92	95
Additional paid-in capital		291,736	300,875
Treasury shares at cost - 3,481,523 Ordinary shares as of December 31, 2009 and 2010.		(20,091)	(20,091)
Accumulated other comprehensive income, net of taxes		100	159
Accumulated deficit		(90,931)	(76,869)

Total shareholders' equity		180,906	204,169

Total liabilities and shareholders' equity		$269,373	$287,182

The accompanying notes are an integral part of the consolidated financial statements

March 31, 2011	/s/	/s/
Date of approval of the	Tsipi Kagan	Ira Palti
financial statements	Executive Vice President and Chief Financial Officer	President and Chief Executive Officer

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2008	2009	2010

Revenues	11b	$217,278	$184,220	$249,852
Cost of revenues		144,040	122,662	160,470

Gross profit		73,238	61,558	89,382

Operating expenses:
Research and development		19,413	18,954	25,115
Selling and marketing		31,663	29,251	37,179
General and administrative		9,203	10,705	12,328
Acquisition related costs	1b2	-	-	775

Total operating expenses		60,279	58,910	75,397

Operating income		12,959	2,648	13,985
Financial income, net	12a	2,184	1,496	1,255

Income before taxes on income (tax benefit)		15,143	4,144	15,240

Taxes on income (tax benefit)	10e	(10,834)	489	1,178

Net income		$25,977	$3,655	$14,062

Net earnings per share:	12b

Basic net earnings per share		$0.70	$0.11	$0.40

Diluted net earnings per share		$0.68	$0.10	$0.38

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2008	36,918,196	$91	$281,086	$-	$280	$(120,563)		$160,894

Income tax benefit derived from deductible issuance expenses	-	-	803	-	-	-		803
Exercise of stock options	168,308	*)-	695	-	-	-		695
Purchase of treasury shares at cost	(1,499,803)	-	-	(7,923)	-	-		(7,923)
Stock-based compensation expense	-	-	2,557	-	-	-		2,557
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-	-	-	(87)	-	$(87)	(87)
Net income	-	-	-	-	-	25,977	25,977	25,977
Total comprehensive income							$25,890
Balance as of December 31, 2008	35,586,701	91	285,141	(7,923)	193	(94,586)		182,916

Exercise of stock options	682,912	1	2,988	-	-	-		2,989
Purchase of treasury shares at cost	(1,981,720)	-	-	(12,168)	-	-		(12,168)
Stock-based compensation expense	-	-	3,607	-	-	-		3,607
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-	-	-	(93)	-	$(93)	(93)
Net income	-	-	-	-	-	3,655	3,655	3,655
Total comprehensive income							$3,562
Balance as of December 31, 2009	34,287,893	92	291,736	(20,091)	100	(90,931)		180,906

Exercise of stock options	979,982	3	4,932	-	-	-		4,935
Stock-based compensation expense	-	-	4,207	-	-	-		4,207
Comprehensive income:
Unrealized gain from available-for-sale marketable securities, net of taxes	-	-	-	-	159	-	$159	159
Unrealized loss from hedging activities, net of taxes	-	-	-	-	(100)	-	(100)	(100)
Net income	-	-	-	-	-	14,062	14,062	14,062
Total comprehensive income							$13,962
Balance as of December 31, 2010	35,267,875	$95	$300,875	$(20,091)	$159	$(76,869)		$204,169

*)           Represent an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	$25,977	$3,655	$14,062
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,070	3,283	4,712
Stock-based compensation expense	2,557	3,607	4,207
Accrued severance pay, net	564	(379)	358
Decrease (increase) in accrued interest on bank deposits	(330)	73	(276)
Accrued interest and amortization of premium on marketable securities	126	264	144
Decrease (increase) in trade receivables, net	(30,278)	2,359	(19,622)
Decrease (increase) in other accounts receivable and prepaid expenses	(3,133)	2,365	(7,607)
Decrease (increase) in inventories, net of write-off	(394)	(25,415)	4
Increase (decrease) in trade payables	13,459	12,813	(11,670)
Increase (decrease) in deferred revenues	(816)	12,662	2,113
Increase in deferred tax asset	(11,353)	(281)	(469)
Increase (decrease) in other accounts payable and accrued expenses	(5,343)	1,806	3,347
Decrease in other long-term payables	(4,650)	-	-

Net cash provided by (used in) operating activities	(11,544)	16,812	(10,697)

Cash flows from investing activities:
Purchase of property and equipment	(5,029)	(6,737)	(9,798)
Payment of business acquired, net of cash	-	-	(1,232)
Investment in short and long-term bank deposits	(66,267)	(44,009)	(13,754)
Proceeds from maturities of short and long-term bank deposits	61,376	46,177	31,680
Investment in marketable securities	(14,851)	(4,703)	(18,339)
Proceeds from maturities of marketable securities	13,500	1,754	16,591
Proceeds from realized callable held-to-maturity marketable security	-	10,000	-

Net cash provided by (used in) investing activities	(11,271)	2,482	5,148

Cash flows from financing activities:
Purchase of treasury shares at cost	(7,923)	(12,168)	-
Payment of issuance costs	(383)	-	-
Proceeds from exercise of stock options	695	2,989	4,935

Net cash provided by (used in) financing activities	(7,611)	(9,179)	4,935

Increase (decrease) in cash and cash equivalents	(30,426)	10,115	(614)
Cash and cash equivalents at the beginning of the year	58,650	28,224	38,339

Cash and cash equivalents at the end of the year	$28,224	$38,339	$37,725

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Supplemental disclosures of non cash financing and investing activities:

Purchase of property and equipment	$1,760	$1,364	$672

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$536	$377	$856

Cash paid during the year for interest	$339	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a premier wireless backhaul specialist providing solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications. The Company's wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider's network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has fourteen wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, Nigeria, South Africa, India, Mexico, the Philippines, the United Kingdom, Greece, Australia, Canada and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see Note 11.

b.	Acquisitions:

1.
On September 14, 2010 (the "acquisition date") the Company acquired 100% of the shares of Elxys Innovations – Electronics Circuits and Systems S.A ("Elxys"), designer of advanced, next generation RFICs, a private company, for consideration of $ 1,600 paid in cash. An amount of $ 500 out of the consideration was deposited in escrow for 18 months. In addition, the Company granted 200,000 restricted shares units (the "RSUs") to key-employees with vesting period over 4 years from the acquisition date, 25% after each anniversary. These RSUs were valued in the amount of $ 1,787, and are being recognized as part of stock-based compensation expenses in the statement of operations.

The acquisition was accounted for using the purchase method of accounting in accordance with ASC 805. Total purchase price was allocated to net tangible assets in amount of $ 507 based on their estimated fair values at the acquisition date. The excess of the purchase price over the net tangible assets was valued as goodwill in amount of $ 1,093.

2.
In January 2011, the Company has completed the purchase of all the share capital of Nera Networks AS (the "Nera") from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011 (the "SPA"). The consideration for all of the shares of Nera is $ 48.5 million, on a cash-free and debt-free basis and may be subject to certain adjustments based on the Nera's net working capital as defined in the SPA. An amount of $ 10 million out of the consideration was deposited in escrow for 18 months.

Eltek ASA undertook not to compete with the Company for a period of five years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In connection with the SPA and on the same day, Nera entered into: (i) a Trademark Purchase Agreement with Nera Telecommunications Ltd. ("Neratel"), a subsidiary of Eltek ASA, under which it sold to NeraTel certain trade names and domain names of Nera, retaining a right to use the name "Nera" for the first two years, and Neratel undertook a three year period non-compete; and (ii) a non-exclusive OEM Agreement with a subsidiary of Neratel, under which such subsidiary shall purchase products from Nera for their resale under its private label, in the region of the Middle East, North Africa and Asia-Pacific and provide certain sub-contract services to customers of Nera in the Middle East.

In order to finance the consideration the Company entered into a loan agreement with Bank Hapoalim Ltd (the "Loan Agreement", the "Bank", respectively) for a loan in the principal amount of $ 35 million.

The Loan Agreement provides that the principal amount of $ 35 million will bear interest at a rate of Libor + 3.15%, which Libor is updated every three (3) months. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants.

As of the date of this financial statements the Company has not concluded the purchase price allocation for the acquisition and therefore additional required disclosure regarding the amounts that should be recognized as of the acquisition date for each major class of assets acquired and liabilities assumed could not be provided.

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

c.
Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate and considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company's operations, the dollar is its functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with ASC topic 830, "Foreign Currency Matters" ("ASC 830") as follows:

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

f.
Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in NIS and U.S. dollars and bear interest at an average rate of 1.76% and 2.08% as of December 31, 2009 and 2010 respectively. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 2.29% as of December 31, 2009. There are no Long-term deposits as of December 31, 2010. The long-term bank deposits are presented at their cost, including accrued interest.

As of December 31, 2010, short-term bank deposits in the amount of up to $ 4,750 are restricted for a period of up to 6 months against bank guarantees provided to customers (see also Note 8b.)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.
Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities", ("ASC 320").

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date.

In 2009 the marketable securities were classified as held-to-maturity as the Company previously had the intent and ability to hold the securities to maturity and were stated at amortized cost.

During the last quarter of 2010, the Company classified its marketable securities as available-for-sale in connection with the anticipated acquisition of Nera (see also note 1b2). As a result of the acquisition, the Company may not have the ability to hold all its securities until maturity, and therefore the Company changed the classification of its investments from held-to-maturity to available-for-sale.

Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial income, net" and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial income, net".

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. During 2008, 2009 and 2010 no other-than-temporary impairments were identified.

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

j.
Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2008, 2009 and 2010, no impairment losses have been identified.

k.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC topic 740-10, "Income Taxes", ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For the years 2009 and 2010 no penalties were recognized. For more information see note 10j.

l.
Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired Under ASC topic 350, "Intangible - Goodwill and Other", ("ASC 350") according to which goodwill is not amortized.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined, using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. The Company elects to perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. As of December 31, 2010, no impairment losses have been identified.

m.	Research and development costs: Research and development costs are charged to the statement of operations as incurred.

n.
Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers ("OEM").

Revenues from product sales are recognized in accordance with ASC topic 605-10, "Revenue recognition" ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to ASC 605.

Revenue from certain arrangements includes the sale of products and post delivery installation services. The Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met the Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

The Company's accounting policy complies with the requirements set forth in ASC 605-25, "Revenue Arrangements with Multiple Deliverables", relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under ASC 605.

When sale arrangements include a customer acceptance provision, revenue is recognized when the Company has demonstrated that the criteria specified in the acceptance provision have been satisfied.

To assess the probability of collection for revenue recognition purposes, the Company analyzes historical collection experience, current economic trends and the financial position of its customers. On the basis of these criterions, the Company concludes whether revenue recognition should be deferred and recognized on a cash basis.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

o.
Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2008, 2009 and 2010 were approximately $ (507), $ 341 and $ 643, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.
Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward contracts ("derivative instruments") in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined under ASC topic 815, "Derivatives and Hedging".

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" at level 2 (see also Note 2t). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The non effective portion of the derivative's change in fair value is recognized in earnings.

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by ASC 815 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective. As of December 31, 2010, the Company had no outstanding contracts
.
Fair value hedging program - The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to five months. The purpose of the Company's foreign currency hedging activities is to protect the fair value of the monetary assets from foreign exchange rates fluctuations.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Loss
	recognized in
	other
	comprehensive		Gain (loss) Recognized
	Income	Statement	in Statements of Income
	December 31,	of income	Year ended December 31,
	2010	item	2009	2010

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$(100)	Operarting expenses	$(556)	$503

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(439)	(375)

Total	$(100)		$(995)	$128

q.
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

The Company's marketable securities consist of securities issued by Israeli government and debentures of corporations. The Company's investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables are geographically diversified and derived from sales to customers mainly in the Asia, Europe and the United States. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Allowance for doubtful accounts amounted to $ 2,854 and $ 3,383 as of December 31, 2009 and 2010, respectively.

Total doubtful debt expenses during 2008, 2009 and 2010 amounted to $ 1,238, $ 620 and $ 614, respectively. Total write offs amounted to $ 0, $ 283 and $ 85 in 2008, 2009 and 2010, respectively.

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

Starting April 2009, the Company's agreements with new employees in Israel are under section 14 of the Severance Pay Law -1963. The Company's contributions for severance pay shall replace its severance obligation, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years ended December 31, 2008, 2009 and 2010, amounted to approximately $ 1,760, $ 1,321 and $ 1,519, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.
Accounting for stock-based compensation:

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2007, 2008 and 2009:

	December 31,
	2008	2009	2010

Dividend yield	0%	0%	0%
Volatility	50%-79%	56%-74%	41%-66%
Risk free interest	0.37%-5.17%	0.26%-3.71%	0.25%-3.9%
Early exercise multiple	2.05-3.10	2.0 -2.50	2.0-2.50

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
Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

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

The marketable securities fair value, based on quoted market prices, classified within Level 1 (see also note 2g).

The Company adopted ASC topic 820, "Fair Value Measurements and Disclosures" and ASC topic 820-10, ("ASC 820") clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

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

u.
Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and available for sale securities.

Accumulated other Comprehensive income:

Accumulated other Comprehensive income is the sum of net income and all other non-owner changes in equity. As of December 31, 2010 Accumulated other Comprehensive income amounted to $ 159 related to unrealized gains from available-for-sale securities, net of taxes.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.
Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC topic 260, "Earnings Per Share" ("ASC 260").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 1,213,564, 1,633,057 and 940,060 for the years ended December 31, 2008, 2009 and 2010, respectively.

w.
Treasury shares

The Company repurchased its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

x.
Reclassification:

Certain amounts in prior years' statement of operations have been reclassified to conform to the current year's presentation. In prior years expenses of the company's information system department were allocated to cost of revenues and operating expenses while in 2010 management decided to include all expenses in general and administrative expenses.

y.
Impact of recently issued Accounting Standards:

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010, and should be applied prospectively. The Company believes that the adoption could have an impact on its Pro Forma information in future periods.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2010, the EITF issued ASU 2010-13, an amendment to ASC No. 718 "Compensation - Stock Compensation. This ASU clarifies employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity's equity securities trade. These should be classified as equity, assuming all other criteria for equity classification are met. The amendments in the ASU do not contain any disclosure requirements incremental to those required by ASC 718. The guidance is effective in 2011. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, an amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events". This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. Mandatory adoption is for January 1, 2011. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.  The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NOTE 3:-          MARKETABLE SECURITIES

The following is a summary of marketable securities at December 31, 2009 and 2010:

	2009				2010
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	losses	value	cost	gains	value

Israeli government	$3,208	$-	$(3)	$3,205	$2,013	$-	$2,013
Corporate debentures	15,766	34	-	15,800	18,258	180	18,438

	$18,974	$34	$(3)	$19,005	$20,271	$180	$20,451

Of the unrealized losses outstanding as of December 31, 2009, no losses were outstanding for more than 12 months.

Aggregate maturities of marketable securities for years subsequent to December 31, 2010 are:

	Amortized cost	Fair market value

2011 (short-term marketable securities)	$7,331	$7,363
2012	8,349	8,406
2013	4,591	4,682

	$20,271	$20,451

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Government authorities	$1,992	$2,902
Advances to suppliers	543	6,153
Deferred charges and prepaid expenses	4,678	5,748
Other	279	622

	$7,492	$15,425

NOTE 5:-	INVENTORIES

	December 31,
	2009	2010

Raw materials	$4,165	$7,417
Work in progress	685	203
Finished products	61,075	58,301

	$65,925	$65,921

Finished products include products shipped to customers for which revenues were not recognized during the year. Such products amounted to $ 33,265 and $ 30,228 at December 31, 2009 and 2010, respectively.

During the year ended December 31, 2008, 2009 and 2010, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 3,119, $ 4,185 and $ 1,963, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010

Cost:
Computers, manufacturing and peripheral equipment	$24,626	$33,185
Office furniture and equipment	1,547	2,008
Leasehold improvements	895	1,019

	27,068	36,212
Accumulated depreciation:
Computers, manufacturing and peripheral equipment	13,553	18,031
Office furniture and equipment	1,058	1,195
Leasehold improvements	648	775

	15,259	20,001

Depreciated cost	$11,809	$16,211

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were $ 2,070, $ 3,283 and $ 4,712, respectively.

NOTE 7:-           OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2010

Employees and payroll accruals	$7,175	$8,368
Provision for warranty costs	1,499	2,142
Government authorities	761	1,036
Accrued expenses	276	852
Other	136	817

	$9,847	$13,215

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-           COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2010, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2011	$2,244	$1,143	$3,387
2012	1,771	867	2,638
2013	377	403	780
2014	153	64	217
2015	62	-	62

	$4,607	$2,477	$7,084

Expenses for lease of facilities for the years ended December 31, 2008, 2009 and 2010 were approximately $ 1,928, $ 2,008 and $ 2,466, respectively (see also Note 13).

Expenses for the lease of motor vehicles for the years ended December 31, 2008, 2009 and 2010 were approximately $ 1,042, $ 1,221 and $ 1,206, respectively.

b.
Charges and guarantees:

As of December 31, 2010, the Company provided bank guarantees in an aggregate amount of $ 16,989 with respect to tender offer guarantees and performance guarantees to its customers.

c.	Claims:

1.
NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company's products. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC's allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC's allegations. The Company has not received a response from NEC. The Company believes that it does not infringe any valid claim of NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company's offer made to NEC a provision of $ 450 is included in the consolidated financial statements as of December 31, 2010.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-            COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
In December 2008, the Company received a claim from a certain company stating that in its opinion the Company requires a license to one of its patents. In subsequent discussions, the other party offered a flat fee license however, no agreement has been reached. The Company, based on available information, believes it does not infringe the patent at issue. The Company is not able to estimate the outcome of such claim hence no provision was accrued in the financial statements as of December 31, 2010.

3.
In December 2009, the Tel Aviv municipality sent the Company a letter indicating that it has revised the size of its premises for property tax purposes. The municipality claims an amount of $ 716 for the years 2002 – 2009 (inclusive). In accordance with advice received from legal counsel, a provision for half the amount is included in the consolidated financial statements as of December 31, 2010.

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

2.
Upon adoption of its share option plans, the Company reserved for issuance 15,748,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2010, the Company still has 464,853 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

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

The Company accounted for the exchange of options under the provisions of ASC 718 which indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. As a result of the modification, the Company recorded additional expense in the amount of $ 275 which is recognized over the new requisite service period ending 2012. In the year ended on December 31, 2008, the Company recorded an additional expense of $ 25 with respect to this exchange. The remaining compensation expenses of the original awards are expensed over the new vesting period of 4 years.

4.	On September 6, 2010, the Company's board of directors amended the 2003 Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such 2003 Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-            SHAREHOLDERS' EQUITY (Cont.)

5.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2010
	Number of options and RSUs	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,388,323	$5.87
Granted *)	922,500	$8.27
Exercised	(979,982)	$5.04
Forfeited or expired	(402,605)	$9.92

Outstanding at end of the year	4,928,236	$6.15	6.38	$34,698

Options exercisable at end of the year	3,192,108	$5.53	5.33	$24,455

Vested and expected to vest	4,836,371	$6.12	6.38	$34,193

*)	including 200,000 RSUs granted (see Note 1b1).

The Company's options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2008, 2009 and 2010 were $ 4.12, $ 3.99 and $ 5.89, respectively. Grant date fair value of the RSUs granted during 2010 was $ 9.39.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options exercised during the years ended December 31, 2009 and 2010 were $ 3,091 and $ 6,109, respectively. As of December 31, 2010, there was $ 3,279 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 1,664 under the Company's RSUs plan.

That cost is expected to be recognized over a weighted-average period of approximately one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-           SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2010	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	200,000			-		-
0.00-2.00	199,625	1.12	1.77	199,625	1.12	1.77
2.34-3.90	277,374	3.56	3.56	277,374	3.56	3.56
4.09-5.98	2,710,618	5.85	5.07	2,123,853	5.29	4.95
6.12-7.96	97,528	6.87	6.83	53,646	5.14	6.63
8.16-9.98	949,091	8.63	9.19	345,866	8.00	9.24
10.19-17.0	494,400	8.58	11.80	191,744	7.88	11.80

	4,928,236	6.38	6.15	3,192,108	5.33	5.53

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2008, 2009 and 2010, was comprised as follows:

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$257	$256	$315
Research and development*)	586	643	814
Selling and marketing	1,007	1,185	1,177
General and administrative	707	1,523	1,901

Total stock-based compensation expenses	$2,557	$3,607	$4,207

*)	Including $ 133 compensation expenses related to RSUs for the year ended December 31, 2010.

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

b.
Corporate tax structure:

Taxable income of Israeli company is subject to tax at the rate of 25% in 2010.

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

d.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

According to the Law, the Company is entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% for a period of several years for the remaining benefit period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-         TAXES ON INCOME (Cont.)

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300 thousand. As for plant expansions, the minimum qualifying investment is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets. The Company was eligible under the terms of minimum qualifying investment and elected 2006 and 2009 as its "years of election".

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140	12%
NIS 140 - NIS 500	7%
More than NIS 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track with respect of an industrial enterprise, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The benefit period starts with the first year the beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The respective benefit period has not yet begun.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. The management believes that the Company is meeting the aforementioned conditions.

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

The Company has three capital investment programs that have been granted approved enterprise status, under the Law and two programs under beneficiary enterprise status pursuant to the Amended Legislation.

Income from sources other than the "Approved Enterprise" and "Beneficiary Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

Amendments to the Law:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the possible effect of the amendment on the financial statements, if at all, and at this time do not believe it will opt to apply the amendment.

e.	The income tax expense (benefit) for the years ended December 31, 2008, 2009 and 2010 consisted of the following:

	Year ended December 31,
	2008	2009	2010

Current	$519	$770	$1,647
Deferred	(11,353)	(281)	(469)

	$(10,834)	$489	$1,178

Domestic (Israel)	$(11,212)	$1,271	$(234)
Foreign	378	(782)	1,412

	$(10,834)	$489	$1,178

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010
Deferred tax assets:

Net operating loss carry forward	$11,835	$10,374
Temporary differences relating to reserve and allowances	7,962	4,382

Net deferred tax asset before valuation allowance	19,797	14,756
Valuation allowance	(7,393)	(1,870)

Total net deferred tax asset	$12,404	$12,886

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 7,393 and $ 1,870 at December 31, 2009 and 2010, respectively.

g.
Net operating loss carryforward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2010 in the amount of approximately $ 33,346 and $ 2,842, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2010, the Company's U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 7,330 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-         TAXES ON INCOME (Cont.)

h.	Income before taxes is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$15,114	$2,475	$12,368
Foreign	29	1,669	2,871

	$15,143	$4,144	$15,240

i.
Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2008	2009	2010

Income before taxes as reported in the consolidated statements of operations	$15,143	$4,144	$15,240

Statutory tax rate	27%	26%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$4,089	$1,078	$3,810
Non-deductible expenses	526	501	647
Non-deductible expenses related to employee stock options	691	938	1,052
Changes in valuation allowance	(16,470)	(2,089)	(4,798)
Other	330	61	467

Actual tax expense (benefit)	$(10,834)	$489	$1,178

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-         TAXES ON INCOME (Cont.)

j.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes". A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

December 31, 2010

Gross unrecognized tax benefits at January 1, 2010	$455

Increases in tax positions for current year	218

Gross unrecognized tax benefits at December 31, 2010	$673

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

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2008, 2009 and 2010 and long-lived assets as of December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010

Revenues from sales to unaffiliated customers:

Asia-Pacific	$113,004	$67,743	$123,777
Europe, Middle East and Africa	67,933	70,548	66,907
North America	18,772	29,017	41,450
Latin America	17,569	16,912	17,718

	$217,278	$184,220	$249,852

Property and equipment, net, by geographic areas:

Israel	$8,157	$11,007	$15,325

Others	734	802	886

	$8,891	$11,809	$16,211

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2008	2009	2010
	%

Customer A	*) -	*) -	19
Customer B	*) -	*) -	17
Customer C	24	19	*) -

*)	Less than 10% of total revenues

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2008	2009	2010

Financial income:
Interest on marketable securities and bank deposits	$3,780	$1,998	$1,713

Foreign currency transaction differences	11	209	424

	3,791	2,207	2,137
Financial expenses:
Bank charges	(194)	(327)	(495)
Interest in respect of the OCS	(339)	-	-
Foreign currency transaction differences	(850)	(297)	(103)
Other	(224)	(87)	(284)

	(1,607)	(711)	(882)

	$2,184	$1,496	$1,255

b.	Net earnings per share: The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2008	2009	2010
Numerator:
Numerator for basic and diluted net earnings per share - income available to shareholders of Ordinary shares	$25,977	$3,655	$14,062

Denominator:
Denominator for basic net earnings per share - weighted average number of shares	36,863,684	34,369,212	34,854,657

Effect of dilutive securities:
Employee stock options	1,474,900	1,427,666	1,710,173

Denominator for diluted net earnings per share - adjusted weighted average number of shares	38,338,584	35,796,878	36,564,830

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder of the Company who, as of December 31, 2009 and 2010, owned 6.6% and 6.4%, respectively of the Company's outstanding Ordinary shares. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company who, as of December 31, 2009 and 2010, owned 13.0% and 12.8% respectively of the Company's outstanding Ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,170, $ 1,205 and $ 1,333 in 2008, 2009 and 2010, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In 2011, the Company extended its facility lease agreement until December 2012. Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 1,403 in 2008, $ 1,488 in 2009 and $ 1,757 in 2010.

The Company purchases certain inventory components from members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 4,338, $ 3,689 and $ 6,380 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 299, $ 214 and $ 206 for the years ended December 31, 2008, 2009 and 2010, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Transactions with related parties:

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$4,836	$4,163	$6,853

Research and development expenses	$823	$894	$951

Selling and marketing expenses	$965	$1,035	$1,152

General and administrative expenses	$287	$290	$514

Purchase of property and equipment	$299	$214	$206

Balances with related parties:

	December 31,
	2009	2010

Trade payables, other accounts payable and accrued expenses	$3,212	$3,335