Form 20-F
period 2011-12-31
CERAGON NETWORKS LTD
filed 2012-04-05
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   36,324,997 Ordinary Shares, NIS 0.01 par value.

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

Yes ☐   No ☑

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Ceragon,” the “Company,” “us,” “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	References to the "Nasdaq Rules" are to rules of the Nasdaq Global Select Market.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2007 to 2011. The selected consolidated statement of operations data for the years 2009, 2010 and 2011, and the selected consolidated balance sheet data at December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2007 and 2008, and the selected consolidated balance sheet data at December 31, 2007, 2008 and 2009, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  You should read the consolidated financial data with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2007	2008	2009	2010	2011
	(In thousands, except share and per share data)

Revenues	$161,888	$217,278	$184,220	$249,852	$445,269
Cost of revenues	103,406	144,040	122,662	160,470	323,191
Gross profit	58,482	73,238	61,558	89,382	122,078

Operating expenses:
Research and development	15,457	19,413	18,954	25,115	50,456
Selling and marketing	25,344	31,663	29,251	37,179	81,716
General and administrative.	5,277	9,203	10,705	12,328	26,524
Expense in respect of settlement reserve	450	--	--	--	--

Restructuring costs	--	--	--	--	7,834

Acquisition related cost	--	--	--	775	4,919

Total operating expenses	46,528	60,279	58,910	75,397	171,449

Operating income (loss)	11,954	12,959	2,648	13,985	(49,371)
Financial income, (expense) net	1,182	2,184	1,496	1,255	(2,024)

Income (loss) before taxes	13,136	15,143	4,144	15,240	(51,395)

Tax benefit (taxes on income)	--	10,834	(489)	(1,178)	(2,259)
Net income (loss)	13,136	25,977	3,655	14,062	(53,654)

Basic net earnings (loss) per share	$0.44	$0.70	$0.11	$0.40	$(1.49)

Diluted net earnings (loss) per share	$0.41	$0.68	$0.10	$0.38	$(1.49)

Weighted average number of shares used in computing basic earnings (loss) per share	29,692,670	36,863,684	34,369,212	34,854,657	35,975,434
Weighted average number of shares used in computing diluted earnings (loss) per share	32,101,394	38,338,584	35,796,878	36,564,830	35,975,434

	At December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$121,741	$97,761	$98,320	$81,533	$49,531
Working capital	132,420	136,294	149,284	167,509	154,987
Total assets	217,640	244,221	269,373	287,182	411,158
Total long term liabilities	9,936	6,647	7,174	8,600	76,664
Shareholders’ equity	160,894	182,916	180,906	204,169	161,051

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

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition, which may differ from region to region, in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC), Nokia Siemens Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of small “specialist” microwave communications equipment suppliers, including Aviat Networks (formerly known as Harris Stratex Networks, Inc.), DragonWave Inc., and SIAE Microelectronica S.p.A., offer or are developing products that compete with our products. Some of our competitors are original equipment manufacturers through whom we market and sell our products, which means our business success may depend on these competitors to some extent.

Most of our principal competitors are substantially larger than we are and have longer operating histories and greater financial, sales, service, marketing, distribution, technical, manufacturing and other resources than we have. They also have greater name recognition and a larger customer base than we have. Many of these competitors have well-established relationships with our current and potential customers, have extensive knowledge of our target markets, and have begun to focus more on selling services and bundling the entire network as a full-package offering. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products than we can. In addition, our competitors, especially those from China, may be able to offer customers financing that would increase the attractiveness of their products in comparison to ours.

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  Recent examples include our acquisition of Nera Networks AS (“Nera”) in January 2011 and DragonWave’s recent announcement of its intention to purchase the microwave division of NSN, which itself was formed as a joint venture between Nokia and Siemens. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make additional strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

Our recent acquisition of Nera exposes us to risks and liabilities.

The Nera Acquisition was our first acquisition involving significant international operations. Although the integration of the Nera business has been completed, we expect that other aspects of the integration will continue to be a complex and time-consuming and may also be a costly process involving both typical and unique acquisition risks and related challenges, some of which are discussed below:

•	assessing and maintaining the combined company’s internal control over financial reporting and disclosure controls and procedures as required by U.S. securities laws;
•	the possibility that we may be required to expend material sums on potential contingent tax, litigation or other liabilities associated with Nera’s prior operations or facilities;
•
the possibility that we may not be able to collect a portion of Nera's customers' debts or may be subject to penalties or other financial exposures towards a few of Nera's customers because of political, commercial or other reasons;

•
greater cash management, exchange rate, legal and taxation risks associated with the combined company’s new multinational character and the movement of cash between Ceragon  and its foreign subsidiaries;

•	managing geographically dispersed personnel with diverse cultural backgrounds and organizational structures; and
•	the Nera Acquisition may create or result in additional liquidity needs, including to support a much larger and more dispersed business organization.

In acquiring Nera, we undertook a number of identified contingent liabilities of Nera, such as various known litigations with third parties, and other contingent exposures with customers, suppliers and employees, all of which could accumulate to a substantial amount.  In addition, we may be exposed to potential tax liabilities worldwide with governmental authorities, any of which could result in a substantial amount.  We also undertook certain exposures for penalties and other financial risks towards a few of Nera's customers in the event of a default by us due to commercial or political circumstances, which may not be under our control.  We assessed these contingent liabilities in the purchase price allocation.

However, our assessment of such contingent liabilities may not have been accurate and we may be exposed to actual payments which may be significantly higher than we assessed which could result in the Nera Acquisition being substantially more expensive than originally estimated, may not be fully covered by the seller’s indemnification or by the insurance we purchased and would negatively affect results of our operations and financial condition.

In addition, the accounting treatment for the Nera acquisition resulted in $13.4 million of amortizable intangible assets and $14.6 million of goodwill, which, if impaired, would negatively affect our consolidated results of operations.

Global competition and current market conditions have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins and profitability.

Currently, we and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, declining sales prices. This price pressure is likely to result in downward pricing pressure on our products and services. As a result, we are likely to continue to experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, reduce costs of materials used in our products, and to continue to introduce new lower-cost products and product enhancements. If we are unable to respond to increased price competition, our business, financial condition and results of operations will be harmed. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. As a result, current or future price reduction commitments and any inability on our part to respond to increased price competition could harm our business, financial condition and results of operations.

Also, following our acquisition of Nera, we have increased sales of our products in Latin America and Africa, regions typically characterized, along with India, as having strong downward pricing pressures, in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2010 and 2011 7% and 23%, respectively, of our revenues were earned in  Latin America, the majority of which was derived from a  single customer group, 4% and 17%, respectively, were earned in Africa and 38% and 10%, respectively, were earned in India. We expect that our revenues from sales of our products in Latin America, Africa and India will continue to constitute a significant portion of our business in the future. .

If we are unable to effectively respond to these pricing pressures, our revenues, gross margin and profitability could be materially reduced, and our gross margins could continue to be reduced.

We are dependent upon sales of our single family of products into a single market. Any reduction in demand for these products in this market would cause our revenues to decrease.

We design, develop, manufacture and sell nearly all of our products to meet high-capacity point-to-point wireless backhaul needs. Nearly all of our revenues are generated from sales of our single portfolio of products which are developed through our two Solution Groups: Long Haul and Short Haul. We expect sales of our single portfolio of products to continue to account for nearly all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products than companies that sell multiple and diversified product lines or into multiple markets.

A single customer group represented a significant portion of our revenues in 2011, and if we were to lose this customer group or experience any material reduction in orders from this customer group, our revenues and operating results would suffer.

In 2011, we had revenues from a single group of affiliated companies, which has been a long-term customer of Nera prior to the acquisition that accounted for approximately 13.4% of our total revenue. We have entered into or received purchase orders from a number of related companies in this group of companies.  Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, this customer group may generally terminate or reduce its purchases from us at any time without notice or penalty.  The loss of this customer group or any material reduction in orders from this customer group could adversely affect our results of operations, cash flow and financial position.

We rely on a limited number of contract manufacturers to manufacture our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

While a portion of our manufacturing is performed in our production facility in Slovakia which was acquired in the Nera Acquisition, we outsource most of our manufacturing processes to a limited number of contract manufacturers that are located in Israel, Malaysia and the Philippines. We do not have long-term contracts with any of these contract manufacturers. From time to time, we have experienced and may in the future experience delays in shipments from these contract manufacturers.

Although we believe that our contract manufacturers have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities are not within our control, and we cannot assure you that manufacturing problems will not occur in the future. In addition, the operations of our contract manufacturers are not under our control, and may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components.  These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our product to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our contract manufacturers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner. In addition, some of our contract manufacturers have granted us licenses with respect to certain technology that is used in a number of our products. If we change contract manufacturers, we may be required to renegotiate these licenses or re-design some of our products, either of which could increase our cost of revenues and cause product delivery delays. If we change manufacturers, during the transition period, we may be more likely to face delays, disruptions, quality control problems and loss in capacity, and our sales, profits and customer relationships may suffer.

We are increasingly engaged in supplying installation or turnkey projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these turnkey projects, including delays or failure in acceptance testing procedures, would have a material adverse effect on our results of operations.

We are increasingly engaged in supplying installation and other services for our customers. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more turn-key projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.

In addition, in certain projects we are dependent on the customer to issue acceptance certificates to generate and recognize revenue.  In such turn-key projects, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. The early deployment of our products during a long-term project reduces our cash flow as we generally collect a significant portion of the contract price after successful completion of an acceptance test. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests or if the customer does not or will not issue an acceptance certificate, the end user or the system integrator, as the case may be, could refuse to pay us any balance owed and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

If any of the above occurs, we may not be able to generate or recognize revenue and we may incur additional costs, any of which could materially adversely impact our results of operation and financial position.

We derive a substantial portion of our revenues from fixed-price projects, including our turn-key projects, under which we assume greater financial risk if we fail to accurately estimate the costs of the projects.

We are increasingly engaged in supplying turn-key projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.  If we miscalculate the resources or time we need for these fixed-price projects, the costs of completing these projects may exceed our original estimates, which would negatively impact our financial condition and results of operations.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

When we sell our products and related services as part of long-term turn-key projects, a customer’s financial constraints during the life of the project can impact the scope of a project and the customer’s ability to make required payments. In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by bankruptcies or other business failures.  As a result of financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes.  If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Due to the growing volume of our sales in emerging markets, we face challenges and are susceptible to a number of political and economic risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in countries in Latin America, Africa, Eastern Europe, India and Asia Pacific. For the year ended December 31, 2011, sales in these regions accounted for approximately 67% of our revenues. As a result, the occurrence of any international, political or economic events in these regions could adversely affect our business and result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. For example, in 2011, following the regulatory investigation in the Indian telecommunications market which culminated in the revocation by the Supreme Court of India in 2012 of approximately 120 licenses and spectrum granted after January 10, 2008, sales by vendors, including us, to telecommunications operators in India significantly decreased, which situation has not yet stabilized. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

•
unexpected changes in or enforcement of regulatory requirements, including security regulations relating to international terrorism and hacking concerns and regulations related to licensing and allocation processes;

•	unexpected changes in or imposition of tax and/or customs levies;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws;

•	general economic and geopolitical conditions, including inflation and trade relationships;

•	longer sales cycles;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	demand for high-volume purchases with discounted prices;

•	payment delays and uncertainties; and

•	civil unrest, war and acts of terrorism.

In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

If we fail to effectively manage deliveries of our products and ancillary equipment, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.

We outsource most of our manufacturing operations and purchase ancillary equipment to our products from contract and other independent manufacturers and other third parties.  If we fail to effectively manage and synchronize our deliveries from all these sources to the customer, if we underestimate our production requirements which could interrupt manufacturing or if one or more of the contract and other independent manufacturers or other third parties does not fully comply with their contractual obligations or experience delays, disruptions or component procurement problems, then our ability to deliver complete product orders to our customers or otherwise fulfill our contractual obligations to our customers could be delayed or impaired, could result in higher manufacturing costs, could damage to customer relationships and/or could result in our payment of penalties to our customers, which would adversely affect our business, financial results and customer relationships.

Part of our inventory may be written off, which would increase our cost of revenues.  In addition, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers and other suppliers due to inaccurate forecasts.

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If the actual orders from our customers are lower than these manufacturing projections, our contract manufacturers and/or other suppliers will have excess inventory of raw materials or finished products which we would be required to purchase.

We require our contract manufacturers and other suppliers from time to time to purchase more inventory than is immediately required, and, with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increase in demand, we may need to make advance payments or compensate our contract manufacturers and/or other suppliers, as needed.  We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products.

Inventory of raw materials, work in-process or finished products located either at our warehouse or our customers’ sites as part of the network build up may accumulate in the future, and we may encounter losses due to a variety of factors including:

•	new generations of products replacing older ones, including changes in products because of technological advances and cost reduction measures; and

•
the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate.

Further, our inventory of finished products located either at our warehouse or our customers’ sites as part of a network build-up may accumulate if a customer were to cancel an order or refuse to physically accept delivery of our products, or in turnkey projects which include acceptance tests, refuse to accept the network. The rate of accumulation may increase in a period of economic downturn.

If we fail to accurately predict our manufacturing requirements or forecast customer demand and are required to purchase excess inventory from our contract manufacturers and/or other suppliers or otherwise compensate our contract manufacturers and/or other suppliers for purchasing excess inventory, we may incur additional costs of manufacturing and our gross margins and results of operations could be adversely affected. If we overestimate our requirements and actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete and/or over-stated on our balance sheet.  This result would require us to write off inventory, which could adversely affect our results of operations.

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

We are exposed to general global economic and market conditions, particularly those impacting the communications industry which may adversely affect our results.

Current uncertainty in global economic conditions as well as the markets in which we operate, including the residual effects of the disruption in financial and credit markets in the recent past, pose a risk to the overall economy that may result in our customers postponing spending, which could adversely affect demand for our products and services, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. Partly as a result of the recent recession, entire industries faced, and may in the future face, extreme contraction.  These adverse financial conditions may still exist in certain jurisdictions, including specific governments in Europe.  If the current economic situation deteriorates or if the markets in which we operate do not recover or stumble, our business could be negatively impacted, including such areas as reduced demand for our products and services, slowed customer buying decisions, pricing pressures, supplier or customer disruptions, or insolvency of certain of our key distributors, resellers, OEMs and systems integrators, which could impair our distribution channels, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.  Adverse market conditions such as the impact of industry consolidation, emergence of new competitors and changes in the regulatory environment,   may also have a negative impact on our business by decreasing new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending by existing customers.  In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts.  If such adverse business conditions arise in the future, our business may be harmed. In the past, these conditions reduced the high growth rates that the market in which we operate had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many telecommunications companies to decline or degrade.  During previous economic downturns, the market in which we operate has experienced significant financial pressures that caused many in the market to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies.

Our success in handling a possible contraction of our business due to global economic turmoil and market conditions will depend on our ability, among other things, to:

•	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

•
control inventories of components ordered by our contract manufacturers required to meet actual demand, including but not limited to handling the effects of excess inventories accumulated by such manufacturers;

•	reduce the costs of manufacturing our products;

•	collect receivables from our customers in full and in a timely manner; and

•	properly balance the size and capabilities of our workforce.

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

To the extent that these competing communications solutions reduce demand for our high-capacity point-to-point wireless transmission products, which is of greater concern in the United States and in Europe, there may be a material adverse effect on our business and results of operations.

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

Following our acquisition of Nera in January 2011, we continue to seek opportunities to acquire other businesses.  We are unable to predict whether or when any prospective acquisitions will be completed.  The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.  We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets.  Future acquisitions may require substantial capital resources, which may require us to seek additional financing, and could result, without limitation, in the following, any of which could seriously harm our results of operations or the price of our ordinary shares:

•	the issuance of equity securities that would dilute our current shareholders;

•	the diversion of management’s attention from our core business during the integration process;

•	the management of a larger combined business, including implementing adequate internal controls;

•	the loss of key employees and customers of the acquired businesses;

•	loss of revenue due to overlapping product lines, customers and/or services;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	risks of entering geographic and business markets in which we have limited or no prior experience; and

•	unanticipated losses in the event the acquisition is not consummated.

Moreover, the acquired businesses may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected or may result in write-down or impairment charges.  In the event that we consummate the acquisition of other businesses, these challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business. From time to time, we are subject to income and other tax audits, the timings of which are unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Our ability to grow depends on acceptance by our customers of IP-based solutions, our ability to develop and introduce IP-based products, our ability to provide solutions to transition from circuit-switched to hybrid products to IP-based products and our ability to develop enhanced support of software solutions.

The market for IP-based backhaul equipment for mobile networks is continuing to evolve. Our future success depends in part on the acceptance by customers of IP-based networks, IP-based or hybrid backhaul solutions and IP-based or hybrid products that we currently sell and continue to develop. Moreover, our future success depends on our ability to design and manufacture IP-related products and solutions that satisfy our customers’ needs to transition to IP-based networks and IP-based backhaul.  In addition, there is a growing focus on software and networking functionality which requires us to meet our customers’ needs and demands for feature-rich software solutions in our products. If the IP-based backhaul for mobile networks market does not develop at the rate we expect as a result of alternative or changing technologies, changes in product standards and regulation, inability to gain customer acceptance, inability to meet customer demand for greater software enhanced products, or for any other reason, our future growth, business, financial condition, and results of operations may be materially adversely affected.

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

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend on our ability to:

•	develop and market new products in a timely manner to keep pace with developments in technology;

•	meet evolving customer requirements;

•	enhance our current product offerings, including technological improvements which reduce cost and manufacturing time; and

•	timely deliver products through appropriate distribution channels.

In addition, radio components used in our products, such as ASICs (application specific integrated circuits) and RFICs (radio frequency integrated circuits), continue to advance technologically, and must be replaced or upgraded from time to time in order for us to remain competitive. Our success depends on our ability to continuously redesign our products to integrate new components and technologies.   We are currently developing in-house new ASIC and RFIC components for our next generation products. We cannot assure you that we will successfully develop these components and bring them into full production with acceptable reliability, or that any development or production ramp-up will be completed in a timely or cost-effective manner.

Further, the wireless equipment industry is subject to evolving industry standards. The emergence or evolution of new industry standards for wireless products, through official standards committees or widespread use by operators, could either render our products obsolete or require us to modify our products. Any such modifications may be expensive and time-consuming and, if we are able to meet these standards at all, could increase our product costs and adversely affect our profitability.

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

It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids in tenders issued by our customers or prospective customers. These tender processes can continue for many months before a decision is made by the customer. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations.

We sell other manufacturers’ products as an original equipment manufacturer, or OEM, which subjects us to various risks that may cause our revenues to decline.

We sell a limited number of products on an OEM basis through relationships with a number of manufacturers.  Some of these OEM products enable us to offer a complete solution to some of our customers.  These manufacturers have chosen to sell a portion of their systems through us in order to take advantage of our reputation and sales channels. The sale of these OEM products by us depends in part on the quality of these products, the ability of these manufacturers to deliver their products to us on time and their ability to provide both presale and post-sale support. Sales of OEM products by us expose our business to a number of risks, each of which could result in a reduction in the sales of our products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels and turning them into competitors rather than partners. In addition, failure by our OEM manufacturers to deliver their products or discontinue production of their products may cause difficulty to and may have adverse effect on our business.  If any of these risks materialize, we may not be able to develop alternative sources for these OEM products, which may cause us to lose certain customers or a part of their business which would cause our revenues to decline.

If we fail to develop and maintain distribution and OEM relationships, our revenue may decrease.

Although a majority of our sales are made through our direct sales force, we also market and sell our products to customers through OEMs that integrate our solutions into their product offerings as well as distributors and other system integrators.

Our sales to our OEMs and distributors are made on the basis of purchase orders rather than long-term purchase commitments. Our relationships with our OEMs are generally governed by non-exclusive agreements that require us to competitively price our products, have no minimum sales commitments and do not prohibit our OEMs from offering products that compete with our solutions. The size of purchases by our OEMs and distributors typically fluctuates from quarter-to-quarter and year-to-year, and may continue to fluctuate in the future, which may affect our quarterly and annual results of operations.

We may not be able to maintain and develop additional relationships or, if additional relationships are developed, they may not be successful.  If we experience a loss or a substantial reduction in orders from these OEMs or distributor relationships, our revenues may decline, and our business, financial condition, and results of operations would be materially adversely affected.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if our internal controls over financial reporting are not effective, our business could suffer.

In connection with our certification process under Section 404 of Sarbanes-Oxley, we have identified in the past and will from time-to-time identify deficiencies in our internal control over financial reporting. We cannot assure you that we will be able to implement enhancements on a timely basis, especially in light of our new combined global integrated operations with the Nera business, in order to prevent a failure of our internal controls or enable us to furnish future unqualified certifications. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  In addition, we may identify material weaknesses in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.   Any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent intentional misconduct or fraud.

Uncertainty and possible delays in deployment of advanced wireless and other networks could cause our revenues to be lower than expected.

Our sales depend on the deployment of advanced wireless networks and other networks. Any delay by wireless service providers in their network deployment schedules, including as a result of political or other circumstances beyond their control, could result in lower than expected revenues for us, since these delays would also delay purchasing decisions by the wireless providers.

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

Other areas of regulation and governmental restrictions, including tariff on imports and technology controls on exports or regulations related to licensing and allocation processes, could adversely affect our operations and financial results.

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

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation.  We have been exposed to infringement allegations in the past.   We may in the future be notified that we are allegedly infringing certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

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

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies which are different from the U.S. dollar.  Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.

 Following the Nera Acquisition, while a substantial portion of our expenses are denominated in New Israeli Shekels, or NIS, an additional portion is denominated in Norwegian Kroner, or NOK, and to a lesser extent other non-U.S. dollar currencies. Our NIS and NOK-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS and NOK. In 2011, the NIS and NOK continued to fluctuate in comparison to the U.S. dollar, appreciating by approximately 4% and 8% in the first half of the year, respectively, and then devaluating by approximately 12% and 12% in the second half of the year, respectively. In total, during 2011, the NIS and NOK devaluated by 8% and 3% in comparison to the U.S. dollar, respectively. If the U.S. dollar continues to weaken against the NIS and the NOK in the future, there will be a negative impact on our results of operations.     In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non- U.S. dollar currencies, which could affect our reported results of operations.  In addition, we have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have significant effect on our results.

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

We do not believe that for the year ended December 31, 2011 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. corporations may generally be characterized as a PFIC if for any taxable year in which 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the taxable year ended December 31, 2011 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2012 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”

Our operating results may vary significantly from quarter to quarter.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter. Most importantly, delays in completing product order delivery or completion of a sale or related services can cause our revenues, net income and operating cash flow to fluctuate significantly from anticipated levels. Furthermore, we may reduce prices in specific instances in response to competition or increase spending in order to pursue new market opportunities.

Additionally, the following factors may also cause fluctuations in our quarterly results:

•	accurately forecasting the volume and timing of product orders received and delivered during the quarter;

•	the timing of when our customers provide acceptance certificates in turnkey projects;

•	the ability to effectively manage and synchronize delivery of completed product order to customer;

•	the ability of our contract manufacturers to manufacture products on time;

•	our customers’ financial and cash flow constraints;

•	the efficient deployment of our customers’ networks in turn-key projects;

•	the fulfillment of all revenue recognition criteria;

•	worldwide regulatory developments;

•	maintaining key customer relationships;

•	changes in the mix of products sold by us;

•	timing of new product introductions by us or our competitors;

•	disruption in our continued relationships with our OEM partners and distributors;

•	cost and availability of components and subsystems;

•	adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	ability of our customers to obtain financing to enable their purchase of our products;

•	fluctuations in foreign currency exchange rates; and

•	global economic conditions.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares.

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future.  In the two year period ended December 31, 2011, the price of our ordinary shares has ranged from a high of $14.34 to a low of $6.88.  On December 30, 2011, and March 15, 2012, the closing price of our ordinary shares was $7.70 and $9.41, respectively.  Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

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

As of March 15, 2012, Yehuda Zisapel beneficially owned, directly or indirectly, 6.2% of our outstanding ordinary shares; and Zohar Zisapel, our Chairman, beneficially owned, directly or indirectly, 14% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 15, 2012. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval.

Provisions of our Articles of Association, Memorandum of Association and Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Under the Israeli Companies Law, or the Companies Law, companies such as ours which were incorporated prior to the effectiveness of the Companies Law, are required to obtain a shareholder approval of a merger by at least 75% of the shares participating at the meeting and voting thereon. Moreover, the modification of our Memorandum of Association requires a 75% majority vote, and such a requirement may subject certain types of merger transactions or other business combinations to the same super-majority approval requirements. Additionally, under certain circumstances, a request of a creditor of a party to the proposed merger to the court may delay or prevent a merger. Further, a merger generally may not be completed until the passage of certain time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are divided into two classes: Class I and Class II. A director will generally serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. This election mechanism may discourage a takeover of our company.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us. For example, Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. In addition, approvals of a merger that may be in certain circumstances required under the Restrictive Trade Practices Law and , 1988, and under of the Israeli Law for the Encouragement of Industrial Research and Development of 1984 may impede, delay or restrict our ability to consummate a merger or similar transaction. See Item, “Additional Information—Mergers and Acquisitions under Israeli Law” in this annual report, for additional discussion about some antitakeover provisions.

Risks Relating to Israel

Conditions related to the Israel-Arab conflict may disrupt our ability to design, produce and sell our products. This could result in a decrease of our revenues.

Our principal offices and a substantial portion of our research and development and contract manufacturers’ facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel.

Israel has been subject to a number of armed conflicts that have taken place between it and its Arab neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries, the numerous uprisings in North Africa and the Middle East, including in Egypt, Syria and Jordan which border Israel, have introduced additional uncertainty in the region. Recent events in Iran, including reports of its continuing nuclear development program, have further strained relations between Israel and Iran.

Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip. Efforts to resolve the problem have failed to result in a permanent solution.  Further deterioration of relations with the Palestinian Authority or other countries in the Middle East might require more military reserve service by some of our Israeli workforce,  could disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations.

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

We received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel through the end of 2006. We therefore must comply with the requirements of the Israeli law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder which we refer to as the R&D Law with respect to a portion of our products. Under the R&D Law, we cannot transfer technology developed with OCS grants, including by the sale of the technology, the grant of a license of such technology or the manufacture of a significant amount of our products that are based on such technology outside of Israel, unless we obtain the approval of an OCS committee. There is no assurance that we will receive such OCS approvals. Even if such OCS approvals are obtained, we may be required to pay additional royalties to the OCS or, in case of a transfer of the technology outside of Israel, a percentage of the consideration paid for such transfer, but not less than the OCS grants. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

ITEM 4.                INFORMATION ON THE COMPANY

A.  History and Development of the Company

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd.  We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law.  Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 011-972-3-543-1000.  Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 10 Forest Avenue, Suite 120, Paramus, New Jersey 07652.

In the years ended December 31, 2011, 2010 and 2009, our capital expenditures were $14.4 million, $9.8 million and $6.7 million, respectively.  In 2011 capital expenditures were primarily for the purchase of additional testing equipment and office equipment as a result of the acquisition of Nera.  In 2010 and 2009, our capital expenditures were spent primarily for production test equipment, information-technology systems, equipment for research and development, general computer software and hardware and leasehold improvements. In 2012 and 2013 we anticipate capital expenditures on a new enterprise resource planning, or ERP, system to be implemented at our offices worldwide.

B.  Business Overview

We are the #1 wireless backhaul specialist, in terms of revenue, unit shipments and global distribution of our business.  We provide solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for  next generation Ethernet/Internet Protocol, or IP-based, networks; for circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including GSM, W-CDMA, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. Our systems also serve evolving network architectures including all-IP long haul, heterogeneous networks, small-cell applications and more.

We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 430 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

In January 2011, we completed the purchase of all the shares of privately-held Nera from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011 (the "SPA") (the “Nera Acquisition”).  The consideration for all of the shares of Nera was approximately $48.5 million, on a cash-free debt-free basis. At closing, an additional amount of approximately $9.7 million was paid on account of the balance of cash that remained in Nera and its subsidiaries.  In accordance with the terms of the SPA, the amount of $10 million out of the consideration was deposited in escrow for 18 months to cover possible claims by us under the SPA.

The indemnification obligations of the seller with respect to breach of representations and warranties is capped at $22 million, except for taxes, title on shares and illegal payments which are capped at the full purchase price, and subject to a minimal threshold amount of losses. The seller undertook also to indemnify us for actions and proceedings by a customer or supplier against Nera or its subsidiaries for events occurring prior to the closing.

The limitation period for indemnification with respect to breach of representations and warranties of the SPA is 18 months, except that with respect to title on shares, taxes and brokers fees in which case the limitation period is generally 10 years, and with respect to illegal payments is five years.  No limitation on our indemnification right applies in case of gross negligence, willful misrepresentation or misconduct or fraud.

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

In connection with the SPA and on the same day, Nera entered into: (i) a Trademark Purchase Agreement with Nera Telecommunications Ltd. ("NeraTel"), a subsidiary of Eltek ASA, under which it sold to NeraTel certain trade names and domain names of Nera, retaining a right to use the name "Nera" for the first two years, and NeraTel undertook a three-year period non-compete; and (ii) a non-exclusive OEM supply agreement..

In order to finance the consideration we entered into a loan agreement (the "Loan Agreement") with Bank Hapoalim Ltd. (the “Bank”) for a loan in the principal amount of $35 million. The Loan Agreement provides that the principal amount bears interest at a rate of Libor + 3.15%, which Libor is updated every three months. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, until February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2012.

Pre-payment of the loan or any part of it is allowed, subject to a predetermined prepayment fee on the prepaid amount if the prepayment is within the first two years.  The loan is secured by a floating charge over all our assets as well as several customary fixed charges on specific assets.  Repayment of the loan may be accelerated by the Bank in certain events of default including in insolvency events, failure to comply with financial covenants and an event whereby we will no longer be a traded company.

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

By the end of 2011, we completed the integration of Nera’s business, product line, customer base and activities into a combined company under the Ceragon brand. In the process we have significantly minimized Nera’s pre-acquisition unprofitable short-haul products portfolio, while integrating Nera’s leading Evolution Long-Haul product line into a newly formed Long-Haul Solutions Group. Moreover, we were able to retain substantially all of the combined company’s customer base.

Short-haul and Long-haul Applications

Today’s wireless base stations handle many different technologies such as cell phones, tablets and PCs. Voice and data traffic generated by these high-end devices are then gathered and transmitted via the backhaul network to the radio frequency (RF), or wireless, network. Wireless backhaul offers network operators a cost-efficient alternative to wire-line (copper/fiber) applications. Support for high capacities mean that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless links can also be set up much faster and at a fraction of the cost of wire-line solutions. This translates to lower total cost of ownership and faster time to market, as well as new revenue streams, for the operator.

The wireless backhaul space is segmented into short-haul and long-haul applications. Short-haul, devices typically have a capacity of up to 1 Gbps per link channel and are used to carry voice and data services over distances of between several hundred feet and 10 miles. Short-haul links are deployed in access backhaul applications, connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government and education; Long-haul links, with a capacity of up to 2 Gbps, make up the “highways” in the telecommunication backbone network. These links are used to carry services at distances of 10 to50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles or even longer.

Ceragon has more than once been the first to introduce new products and features to the market, including the first solution for wireless transmission of 155 Mbps at 38 GHz, the first native IP wireless transmission offering. More recently, we introduced a variety of technological enhancements including the first hitless/errorless 8-step Adaptive Coding and Modulation (ACM) technology (2007); first native Ethernet multichannel LH radio with ACM (2010); unique asymmetric transfer mode and multi-layer compression (2011); and 1024QAM Long-Haul IP radio with 9 step ACM (2012).

Industry Background

The market for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers and businesses and public institutions operating private networks. This market is constantly on the rise, fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries.

Rapid subscriber growth and the proliferation of advanced, data-centric handsets have significantly increased the amount of traffic that must be carried over a cellular operator’s backhaul infrastructure. As a result, existing backhaul capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. In order to meet the demand for more bandwidth, operators turn to high-capacity solutions in order to modernize and upgrade previous generation equipment. Wireless backhaul systems offer service providers a variety of advantages over competing technologies including ease and speed of deployment, scalability and lower total cost of ownership.

Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for high-capacity wireless backhaul is now shifting to more flexible and cost efficient architectures based on high-capacity IP/Ethernet. This shift enables next-generation mobile backhaul networks to successfully cope with the continuing growth of bandwidth-hungry data services over 3G, HSPA and LTE access technologies. New wireless broadband networks as well as wireless Internet service providers (WISP) and private networks also rely on high-capacity IP/Ethernet technology to backhaul large amounts of data traffic.

Cellular Operators

In order to address the strain on backhaul capacity, cellular operators have a number of alternatives, including leasing existing copper or fiber lines, laying new fiber optic networks or deploying wireless backhaul solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul capacity. Supporting data rates of up to two Gigabits per second, wireless backhaul solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul costs.

Today’s backhaul networks are still dominated by circuit switched (or TDM) solutions - be it T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage drives operators to migrate their networks to a more flexible, feature-rich and cost optimized IP/Ethernet architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architecture that utilize small-cell technology and require highly compact, high-capacity systems for the backhaul.  As operators transition to HSPA and 4G/LTE, two IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul segment, while maintaining support for their primary legacy services.

In order to ensure the success of this backhaul network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, next generation HSPA and LTE base stations are co-located with 2G/3G base stations, and thus share the same backhaul network. Cellular operators therefore seek “hybrid” wireless backhaul solutions that can carry both types of traffic seamlessly over a single network, to facilitate their network migration.   Our solutions, which support any network architecture and include both all-IP as well as hybrid systems, offer operators a simple migration plan.

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity backhaul is essential for ensuring continuous delivery of rich media service across their high-speed data networks.  If the backhaul and its components do not satisfy the service providers’ need for cost-effectiveness, resilience, scalability or ability to supply sufficient capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wireline technologies can be used to build these backhaul systems, many wireless service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wireline alternatives.

Private Networks

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, oil and gas industry, broadcasters, state and local governments, public safety agencies and defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including backhaul equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective backhaul solution that can be easily installed and scaled to their bandwidth requirements.  Approximately 20% of our business is associated with private network operators.

Microwave vs. Fiber

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than microwave. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In almost all other scenarios, high-capacity microwave is simply much more cost efficient. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave backhaul solutions on the other hand are capable of delivering high bandwidth, carrier-grade Ethernet and TDM services. Microwave is suitable for all capacities up to one Gbps over a single radio connection (or “link”) and may be scaled up to multiple Gbps using aggregated links techniques. Unlike fiber, wireless solutions can be set up quickly and are much more cost efficient on a per-bit basis from the outset. In many countries, microwave links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures.

Licensed vs. License-exempt Radios

Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, bands are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues.  Licensed microwave is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our products operate in the 6 – 42 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. We also offer products in the 60, 70, 80 GHz frequency bands for use in ultra-high, short-distance networks, such as small-cell backhaul applications.

License-exempt systems typically operate in the “sub-6” 2.4 — 5.85 GHz or in the 24 GHz spectrum band.  These systems can be deployed without any regulatory approval. Due to limited availability of spectrum, and the narrow bandwidth of frequency channels in this range, licensed-exempt systems have limited capacities. Often operating in a near-line-of-sight (NLOS) mode, these systems also suffer from high signal loss which puts more limitations of their ability to provide high capacities. Another disadvantage is that since these frequencies are unregulated, it is impossible to ensure high, carrier-grade quality of service and high availability. There are, however, applications in which service providers, public or private, may use license-exempt systems, for instance in enterprises, education, utility, financial, or public safety. Cellular operators and wireless ISPs may also use unlicensed solutions where NLOS is the only means to connect two end-points. For the license-exempt wireless networks market we offer products that are designed to operate in the sub-6 frequencies.

Industry Trends and Developments

•
While green-field deployments tend to be all-IP based, the overwhelming portion of network infrastructure investments goes into upgrading, or “modernizing” existing cell-sites to fit new services with a lower total cost of ownership. Modernizing is more than a simple replacement of network equipment. It helps operators build up a network with enhanced performance, capacity and service support.  For example, Ceragon offers a variety of innovative mediation devices that eliminate the need to replace costly antennas that are already in deployment. In doing so, we help our customers to reduce the time and the costs associated with network upgrades.  The result: a smoother upgrade cycle, short network down-time during upgrades and faster time to revenue.

•
The emergence of small cells present backhauling challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 3G and LTE networks, resulting in higher throughput and data rates for the end-user.  Although small cell deployments are not expected in significant volumes before 2014, Ceragon already offers tailored solutions for forward looking mobile operators. Our small-cell backhaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
Heterogeneous networks, or HetNets, are a means for increasing the capacity in mobile networks. HetNets are typically composed of multiple radio access technologies, architectures, transmission solutions, and base stations of varying generations. Fixed mobile convergence, which is aimed at removing the distinctions between fixed and mobile networks by using a combination of wire-line broadband and local access wireless technologies, is creating further opportunities for HetNets. As operators look to consolidate their backhaul networks, they also want to maintain the different access networks they have in order to serve different customers (for example, DSL, cable and 3G). Our advanced systems are already deployed in a wide range of network architectures, serving a host of wireless voice and broadband data access technologies. In addition, our systems interface and interoperate with a variety of wireline and wireless solutions from other global vendors, to enable smooth and cost optimized delivery of value added, revenue generating services.

•
A growing market for non-mobile backhaul applications which includes: Offshore communications for the oil and gas as well as the shipping industry, require a unique set of solutions for use on moving rigs and vessels; Broadcast networks that require robust, highly reliable communication for the distribution of live video content either as a cost efficient alternative to fiber, or as a backup for fiber installations. Smart Grid networks for utilities, as well as local and national governments that seek greater energy efficiency, reliability, and scale.

•
A growing demand for high capacity, IP-based Long Haul solutions in emerging markets. This demand is driven by the need of operators to connect more communities to mobile added value services, and a lack of alternative (wireline) backbone telecommunication infrastructure in these emerging markets.

•
Market consolidation in the wireless backhaul segment continues. This trend was made evident in our acquisition of Nera and DragonWave’s announcement that it intends to acquire the microwave division of Nokia Siemens Networks.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

Our Solutions

We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul solutions which enable cellular operators and other wireless service providers to effectively eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and gradually evolve their networks from TDM to IP/Ethernet-based networks. We also provide advanced pure IP/Ethernet solutions to wireless broadband service providers as well as to businesses and public institutions that operate their own private communications networks.

Our FibeAir® Short-Haul family of products supports any transport technology, from 2G up to 4G/LTEE, and any deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in high density, split-mount or compact all-outdoor installations. Understanding the many needs of our customers, we provide solutions for every segment of the backhaul network – from tail site to large aggregations sites – and that support both tree and ring topologies.

Our Evolution™ Series IP Long-Haul family of products provides a field-proven, quality microwave radio solution for long distance, high capacity telecommunication networks. Evolution products allow operators to smoothly migrate from legacy TDM to all-IP, satisfying the ever-increasing demand for bandwidth - while keeping revenue generating 2G/3G services intact. Evolution Series IP Long Haul is available in both all indoor as well as split-mount configurations and supports all licensed frequency bands from 4 to 13 GHz. This highly efficient solution provides up to 4 Gbps aggregated Ethernet traffic.

We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

Leading Offering for Wireless Backhaul Market.  We believe that we provide our customers with a leading offering of high capacity wireless backhaul solutions for the broader wireless backhaul market. Our competitive differentiation is demonstrated by our growing customer base which includes a number of Tier 1 operators, and our relationships with our OEMs. This differentiation results from our focus on product development from components to subsystem integration to overall system solution design.  Our IP-based wireless backhaul solutions provide fiber-like performance with throughput speeds from 10 Megabit up to 4 Gigabits per second, with high availability and low latency. Our solutions enable wireless service providers to gradually evolve their networks from all circuit-switched through a combined “hybrid” model to all IP/Ethernet-based networks. We provide operators with a range of systems allowing them to serve any application in their network – from small cell sites using a compact all-outdoor device, up to large multi-carrier solutions for long-distance backbone applications.

Our suite of IP-based wireless backhaul products and hybrid network products is currently deployed in over 430 wireless service providers’ networks, including a growing number of global Tier 1 players, as well as private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develop technical specifications to promote the adoption of IP-based networks.

Broad Product Portfolio.  We offer a broad range of high capacity wireless backhaul systems, enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. Our solutions include platforms based on circuit-switched (or TDM), pure IP-based products, and hybrid solutions that deliver both circuit-switched and IP traffic in their native form over a single radio. This functionality makes the latter particularly attractive for wireless service providers and facilitates cost effective, risk-free migration to IP-based backhaul network and can be integrated in any pure IP, hybrid or circuit-switched network. Our solutions can be deployed in all-indoor, all-outdoor and split-mount configurations and support a wide range of network topologies.

Network Management Tools for Ethernet Microwave Networks. Our innovative, user-friendly Network Management System (NMS) is designed for managing large scale wireless backhaul networks.  We offer both “stand-alone” management tools as well as tailored solutions in combination with third party partners. These tools enable advanced Ethernet service delivery across the network, while allowing effectively seamless management of all the backhaul network’s elements; thus reducing operational costs. Ceragon NMS provides enhanced system functionality and comprehensive network management for current and legacy radios, including FibeAir and Evolution Series radios. Built on a powerful platform, our NMS allow operators to provide maximized network uptime by including functionality for managing end-to-end configuration, performance, faults and system security.

Turnkey Services Capabilities. At the end of 2011, we were responsible for installing most of all the links we ship.  We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. In 2011, we put in place a Global Projects and Services group that operates alongside our Solutions Groups. Under the new group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “links” every week, and our turn-key project track-record includes hundreds of thousands of links already installed and in operation with a variety of industry leading operators.

Low Total Cost of Ownership.  Our solutions address industry requirements for low total cost of ownership backhaul solutions. Total cost of ownership includes the combined cost of initial acquisition, installation and ongoing operation and maintenance, regardless of whether these costs are incurred through leasing arrangements or operating owned equipment. For example, we offer a unique solution that enables legacy links to be swapped for new, modern radios, while reusing other vendors’ antennas. Replacing antennas is a costly effort, not only in equipment and installation costs, but also in network downtime during the set-up and re-alignment of new antennas. By enabling our systems to interface with any antenna in the field and compensating for the lower system gain of older installations, we allow operators to keep the existing antennas and cabling, and reduce the loss of revenues, by minimizing downtime.  In addition, our products also offer better spectral utilization, which allows the use of smaller antennas, and results in lower CAPEX and site rental costs. Additional savings can be achieved through our green-mode radios that include adjustable power features and can reduce radio link power consumption by as much as 30% compared with existing solutions.  In some of the regions we serve, this is translated into significant operating expense reductions by saving fuel required for the generators on site.

Design to Cost. We see an increasing demand for smaller systems with low power consumption and a cost structure that fits the “flat price” models of mobile operators. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration. This, in turn, yields systems that have superior performance, due to our ability to closely integrate and fine-tune the performance of all the radio components. By significantly reducing the number of components in the system and simplifying its design, we have made our solutions easier to manufacture. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy LTE small cells.

Scalability and Flexibility.  We design our products to enable incremental deployment to meet increased service demand, making it possible for wireless service providers to rapidly deploy additional capacity as needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases. Our pay-as-you-grow model allows our customers to add new features along the product’s evolution cycle. This software-based model allows for seamless upgrades of already-deployed solutions, saving the need for additional site visits and hardware replacements.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary backhaul and networking alternatives.

Our Products

Our portfolio of products utilizes microwave radio technology that provides our customers with a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM and Ethernet.

Split-mount solutions consist of:

•
Indoor units which are used to convert the transmission signals from digital to intermediate frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wireline networks.

•
Outdoor units or Radio Frequency Units (RFU), which are used to control power transmission, convert intermediate frequency signals to radio frequency signals and vice versa, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

•
All-indoor solutions refer to solutions in which the entire system (indoor unit and RFU) reside in a single rack inside a transmission equipment room. A waveguide connection transports the radio signals to the antenna mounted on a tower. All indoor equipment is typically used in long-haul applications.

•
All-outdoor solutions combine the functionality of both the indoor and outdoor units in a single, compact device. This weather-proof enclosure is fastened to an antenna, eliminating the need for rack space or sheltering as well as the need for air conditioning.

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

An antenna, an RFU and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of several miles and can extend across a distance of over 100 miles. The specific distance depends upon the customer’s requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including an indoor and outdoor unit, all-indoor and all-outdoor installations.

The diverse FibeAir® product family offers products that address the complete backhaul needs of IP-based, hybrid and circuit-switched networks:

Short-Haul
Network Infrastructure	IP-based					Hybrid
Product	FibeAir IP-10C	FibeAir IP-70	FibeAir IP-10E	FibeAir 2500	FibeAir IP-10Q	FibeAir IP-10G	FibeAir 2000/4800
Description	High-Capacity Compact All-Outdoor	High-Capacity 70 GHz Backhaul Solution	High-Capacity Ethernet	Sub 6GHz, Point to Multi Point system	High-Capacity, High-Density solution for aggregation sites	High-Capacity Multi-Service	Sub 6GHz, Point to Point system, Multi-Service
Interfaces	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet, Fast Ethernet	Multiple Gigabit Ethernet	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Gigabit Ethernet, Fast Ethernet multiple E1/T1
Typical Applications	Wireless backhaul at tail-sites and small-cell sites	Wireless backhaul at tail-sites and small-cell sites	Wireless backhaul for carriers, Private networks and Metro area networks	Private Networks, Business access, Wireless backhaul at small cells sites	Wireless backhaul at aggregation sites	Wireless backhaul for carriers and Private networks	Private Networks, Business access, Wireless backhaul at small cells sites
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Cellular operators, Wireless ISPs, Businesses, Public institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless ISPs, Businesses, Public institutions

Our Evolution™ product family offers products that address the needs for high capacity all-IP, TDM or hybrid long-haul and backbone applications:

Long-Haul
Network Infrastructure	IP/Hybrid All-Indoor			Split-Mount
Product	Evolution Long-Haul IP	FibeAir 3200	Evolution IP-10 Compact Long-Haul (CLH)	Evolution Long-Haul IP	PointLink
Description	Multi-channel High-Capacity Long-Haul solution	High-Capacity Circuit-switched TDM	Compact all-indoor system for high capacity long distance applications.	4-channels High-Capacity Long-Haul solution	High capacity offshore communication
Interfaces	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s	Multiple STM-1/OC-3	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s
Typical Applications	Wireless backhaul, Wireless backbone, simple migration from TDM to IP long-haul	Wireless backhaul, Long distance networks	Wireless backhaul, Long distance networks in sites with limited ‘real-state’	Wireless backhaul, Wireless backbone, simple migration from TDM to IP long-haul	Offshore oil/gas rigs in high vibration environment
Type of Customers	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers	Wireless service providers, private network operators (utilities, rail, state & local government etc.)	Wireless service providers, Incumbent local exchange carriers, Public institutions	Oil and gas drilling companies, shipping industry

Our network management system (NMS) can be used to monitor network element status, provide statistical and inventory reports, download software and configuration to elements in the network, and provide end-to-end service management across the network. Our NMS solutions can support both the FibeAir and Evolution products through a single user interface.

Network Management System (NMS)

Description
User-friendly Network Management System designed for managing large scale wireless backhaul networks. Optimized for centralized operation and maintenance of a complete network with an intuitive graphical interface for managing performance, end-to-end configuration, faults and system security.

Key Features
Managing wireless backhaul networks; Fault management; Configuration & performance management; Network awareness; Full FCAPS Support Redundancy & Backup; Pay as you Grow with Software Key Mechanism; Northbound Interfaces; Multi-platform Operating System Support

Our IP-based network products use native IP technology. Our hybrid products use our hybrid concept which allows them to transmit both native IP and native circuit-switched TDM traffic simultaneously over a single radio link. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems. This approach increases efficiency and decreases latency. Our products provide effectively seamless migration to gradually evolve the network from an all circuit-switched and hybrid concept to an all IP-based packet.

As telecommunication networks and services become more demanding, there is an increasing need to match the indoor units’ advanced networking capabilities with powerful and efficient radio units. Our outdoor RFUs are designed with sturdiness, power, simplicity, and compatibility in mind. As such, they provide high-power transmission for both short and long distances and can be assembled and installed quickly and easily. The RFUs can operate with different Ceragon indoor units, according to the desired configuration, addressing any network need be it cellular, backbone, rural or private backhaul networks.

Our RFUs deliver a maximum capacity over 3.5-56 MHz channels with configurable modulation schemes from QPSK to 1024QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, using a single channel, with vertical and horizontal polarizations. This feature is implemented with a built-in cross polarization interference canceller (XPIC) mechanism.

Our Services

We are committed to providing high levels of service and implementation support to our customers. Our sales and network field engineering services personnel work closely with customers, system integrators and others to coordinate network design and ensure successful deployment of our solutions.

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

Our Customers

We have sold our products through a variety of channels to over 430 service providers and the operators of hundreds of private networks in more than 130 countries. Our principal customers are mobile operators, cellular operators and wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. In 2011, as a result of the Nera Acquisition and our positioning as the #1 specialist in  the market in terms of revenue, unit shipments and global distribution of our business, we were able secure a number of long term agreements with a number of global Tier 1 operators. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.  In 2011, customers from the Europe region contributed 22% of total yearly revenue. Our sales in Latin America and Africa have increased significantly following the acquisition of Nera, and reached 23% and 17% of yearly revenue in 2011 respectively. Our sales in Asia Pacific, North America and India in 2011 were 17%, 11% and 10% respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2009, 2010 and 2011, and the names of representative customers:

	Year Ended December 31,
	2009	2010	2011
Region				Representative Customers

North America	16%	17%	11%	CellularOne, Connectronics, Hutton Communications, Conterra

Europe	29%	23%	22%	Hutchison 3, Telenor Serbia, KPN, Tele2

Africa	9%	4%	17%	Botswana Telecom, Globacom, DOPC, Celtel

Asia Pacific	13%	12%	17%	Digitel Mobile Philippines, ATI

India	24%	37%	10%	Bharti Airtel, IDEA Cellular, Reliance Communications, Tata Teleservices,

Latin America	9%	7%	23%	Telefonica, Telcel

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff includes approximately 684 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three OEMs, which together accounted for approximately 7% of our revenues for the year ended December 31, 2011. We are focusing our efforts on direct sales, which accounted for approximately 93% of our revenues for the year ended December 31, 2011, because we believe that this is the way to provide more value to our customers. We also plan to develop additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Malaysia and the Philippines. Some of our manufacturing and warehousing is done in our production facility in Slovakia which we acquired as part of the Nera Acquisition.  Most of our warehouse operations are outsourced to subcontractors in Israel and the Philippines. The raw materials for our products come primarily from the United States, Europe and Asia Pacific. In 2011, we opened an RMA (return merchandise authorization) center in India at our New Delhi offices to provide quick and efficient repair services to our customers in that region.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001 and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.   We are also registered to be certified to the ISO-18001 for Occupational Health and Safety assurance system

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards including the “RoHS” (Restrictions of Hazardous Substances) Directive.

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

Our research and development activities are managed under two Solutions Groups for Short Haul and Long Haul products, respectively. Research and development activities for Short-Haul products are conducted mainly at our facilities in Tel Aviv, Israel and also at our subsidiary in Greece. Our research and development activities for Long-Haul products are conducted mainly at our facilities in Bergen, Norway and also in Tel Aviv, Israel. As of December 31, 2011, our research, development and engineering staff consisted of 280 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both application specific integrated circuits, or ASICs and RFICs, to full system integration. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

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

In 2009, we began to more aggressively pursue patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.  To date, we have 19 patents granted in the United States and other foreign jurisdictions,  38 patent applications pending in the United States and other foreign jurisdictions, three patent applications pending in the PCT and one provisional patent applications, most of which were acquired in connection with the Nera Acquisition. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•	for the standard character mark Ceragon in Russia

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in the United States, Israel and the European Union; and

•	For the standard character mark Native2 in India.

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies. We also expect consolidation to continue as some players are looking to exit the wireless backhaul space in order to focus on other lines of their business. We believe that in a consolidating market the role of microwave specialists, such as ourselves, will be more significant.

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation (NEC), Nokia Siemens Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of other smaller “specialist” microwave communications equipment suppliers, including Aviat Networks (formerly known as Harris Stratex Networks, Inc.), DragonWave Inc., and SIAE Microelectronica S.p.A offer or are developing products that compete with our products.

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  Recent examples include our acquisition of Nera in January 2011 and DragonWave’s recent announcement of its intention to purchase the microwave division of NSN, which itself was formed as a joint venture between Nokia and Siemens. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies.

We believe we compete favorably on the basis of:

•	product performance, reliability and functionality;

•	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

•	cost structure;

•	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

•	range of turnkey services offering for faster deployment of an entire network and reduced total cost of ownership; and

•	support and technical service, experience and commitment to high quality customer service.

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

Under the R&D Law, we applied for and were granted R&D grants. In exchange, we as a recipient of such grants were required to pay the OCS royalties from the revenues derived from products developed within the framework of such R&D programs.

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

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under such research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior OCS approval, which may be conditioned by payment of substantial payments or reciprocal exchange of know-how with the recipient or a cooperation program therewith.

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

C.  Organizational Structure

We are an Israeli company that commenced operations in 1996.  The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon (Texas) Inc.	Texas	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks (India) Private Limited	India	100%
Ceragon Networks AS	Norway	100%
Ceragon Networks s.r.o.	Slovakia	100%
Nera Microwave Nigeria Ltd.	Nigeria	100%
Ceragon Argentina s.a.	Argentina	100%
Ceragon Telecommunicaciones Latin America S.A.	Venezuela	100%
Ceragon America Latina Ltda.	Brazil	100%

D.  Property, Plants and Equipment.

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 73,680 square feet in Tel Aviv, Israel.  The leases for the majority of this space are valid until December 2012, with an option to renew for an additional two-year period.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,800 square feet in Paramus, New Jersey and 12,000 square feet in Richardson, Texas.  The lease in Paramus is valid until July 2013 and the lease in Texas is valid until December 2012;

•	in Norway, we lease approximately 110,370 square feet in Bergen expiring in September 2013;

•	in India, we lease approximately 11,737 square feet in New Delhi expiring in October 2013;

•	in Slovakia, we lease approximately 44,780 square feet in Liptovsky Hradoc expiring in January 2014;

•	in Brazil we lease approximately 34,200 square feet in Barueri expiring in December 2013; and

•	in Mexico, we lease approximately 15,150 square feet in Mexico City expiring in August 2012.

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

A.           Operating Results

Overview

We are the #1 wireless backhaul specialist in terms of revenue, unit shipments and global distribution of our business.  We provide solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for next generation Ethernet/Internet Protocol, or IP-based, networks; for circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including GSM, W-CDMA, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. Our systems also serve evolving network architectures, including all-IP long haul, heterogeneous networks, small-cell applications and more.

We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 430 service providers of all sizes, as well as in hundreds of private networks, in nearly 130 countries.

In January 2011, we completed the purchase of all of the shares of privately-held Nera  pursuant to the SPA.  The consideration for all of the shares of Nera was approximately $48.5 million, on a cash-free debt-free basis. At closing, an additional amount of approximately $9.7 million was paid on account of the balance of cash that remained in Nera and its subsidiaries.  In accordance with the terms of the SPA, the amount of $10 million out of the consideration was deposited in escrow for 18 months to cover possible claims by under the SPA.

We have grown our revenues from $108.4 million for the year ended December 31, 2006 to $445.3 million for the year ended December 31, 2011, representing a 33% compound annual growth rate, or CAGR. Our revenues for 2011 represent an increase of 78% compared to our revenues for 2010, primarily as a result of the Nera Acquisition.  In 2011, approximately 17% of our revenues were derived from customers in Asia Pacific, 10% from India, 23% from Latin America, 22% from Europe, 17% from Africa and 11% from North America.

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

•
Regional Pricing Pressures: In recent years we have increased sales of our products in India and Latin America in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2009, 2010 and 2011, 24%, 38% and 10%, respectively, of our revenues were earned in India. In addition, for the years ended December 31, 2009, 2010 and 2011, 9%, 7% and 23%, respectively, of our revenues were earned in Latin America. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

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

•
Sales through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2011, approximately 7% of our sales were to our three OEMs of wireless equipment, rather than directly to end users.

Although we have successfully reduced the cost of producing our equipment and continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.

As we continue to expand our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.  Also these projects are turn-key projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.

Finally, our revenues have grown rapidly over the last several years, except the slowdown in 2009 due to the general global economic condition at that time; we cannot assure you that we will be able to sustain the rate of growth in future periods, taking also into consideration that a large portion of the growth resulted from the Nera Acquisition.  You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.

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

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Restructuring costs. During the first quarter of 2011, we initiated a restructuring plan to improve our operating efficiency as a result of the impact on our operations caused bythe Nera Acquisition. The restructuring expenses include severance and other compensation related expenses associated with the termination of employment under the restructuring plan.

Acquisition related costs. The Nera Acquisition related costs consist primarily from fees associated with transaction financial advisors, as well as legal, accounting and tax related fees associated with the due diligence.

Financial Income (expenses), net.  Our financial income (expenses), net, consists primarily of interest earned on bank deposits and marketable securities, gains and losses arising from the remeasurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, amortization of marketable securities premium, net, interest on bank debts and other fees and commissions paid to banks.

Taxes.  Our tax expenses consist of current corporate tax expenses in various locations and changes in deferred tax assets.

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;
•	Inventory valuation;
•	Provision for doubtful accounts;
•	Taxes on income;
•	Stock-based compensation expense;
•	Marketable securities;
•	Business combinations and purchase price allocation; and
•	Impairment of long-lived assets

Revenue recognition.  We generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

Revenues from product sales are recognized in accordance with ASC topic 605-10, "Revenue recognition" and with ASC 605-25 "Multiple-Element Arrangements" ("ASC 605"), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other know factors. Such provisions are immaterial as of December 31, 2010 and 2011, respectively.

In October 2009, the FASB issued ASU 605-25 “Multiple-Deliverable Revenue Arrangements”. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement by elimination of the residual method and requires the allocation of arrangement consideration to each deliverable to be based on using the relative selling price method. We adopted this standard as of the beginning of fiscal year 2011 on a prospective basis for new and materially modified deals that include the sale of products and post delivery installation services, originating after January 1, 2011. For the year ended December 31, 2011, the impact of the adoption of this standard resulted in an increase in revenues in an amount of $23,900.

For  2011 and future periods, pursuant to the guidance of ASU 605-25, when a sales arrangement contains multiple elements, such as equipment and services,  we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (‘‘VSOE’’) if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

We consider the sale of equipment and its installation to be two separate units of accounting in the arrangement in which the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever the arrangement does not include a general right of return relative to the delivered item or delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company. In such an arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met and the installation revenues are deferred to the period in which such installation occurs (but not less than the amount contingent upon completion of installation, if any) using relative selling prices of each of the deliverables based on the aforementioned selling price hierarchy.

We determine the selling price in our multiple-element arrangements by reviewing historical transactions, and considering internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with   management, taking into consideration the pricing model and strategy.

When sale arrangements include a customer acceptance provision, revenue is recognized when we demonstrate that the criteria specified in the acceptance provision has been satisfied or as the acceptance provision has lapsed and deemed to be attained.

To assess the probability of collection for revenue recognition purposes, we analyze historical collection experience, current economic trends and the financial position of our customers. On the basis of these criteria, we conclude whether revenue recognition should be deferred and recognized on a cash basis.

Deferred revenue includes unearned amounts received in our arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

Inventory valuation.  Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.  As of December 31, 2011 our inventory write-off provision was $3.5 million.

Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2011, our allowance for doubtful accounts was $3.6 million and our trade receivables were $143.2 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

Taxes on income.  We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carry forward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made.  Following our determination that it is more likely than not that we will be able to realize a portion of our deferred tax assets.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 "Income Taxes" guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

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

Stock-based compensation expense recognized under ASC 718 was $3.6 million, $4.2 million and $6.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Marketable Securities.  We account for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities", ("ASC 320"). Our management determines the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. During the last quarter of 2010, we classified our debt securities as available-for-sale in connection with the anticipated acquisition of Nera. As a result of the Nera Acquisition, we did not have the intent to hold the securities until maturity; we changed the classification of our investments from held-to-maturity to available-for-sale.  Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial income, net”.   We periodically review our marketable securities for impairment. If we conclude that any of our investments are impaired, we determine whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. During 2009, 2010 and 2011 no other-than-temporary impairments were identified.

Business combinations and purchase price allocation.  In accordance with ASC 805 “Business Combinations”, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values.

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Estimating the fair value of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. Management makes estimates of fair value based upon market participants’ assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and although they are deemed to be consistent with market participants’ highest and best use of the assets in the principal or most advantageous market, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the income approach. Some of the more significant estimates and assumptions inherent in the income approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which requires judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

To the extent intangible assets are assigned longer useful lives, there may be less amortization expense recorded in a given period. Because we operate in industries which are extremely competitive, the value of our intangible assets and their respective useful lives are exposed to future adverse changes, which can result in an impairment charge to our results of operations.

Impairment of Long-Lived Assets. Our long-lived assets include property and equipment, goodwill and identifiable other intangible assets that are subject to amortization. In assessing the recoverability of our goodwill, property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on our legal factors, market conditions and operating performances. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the goodwill, property and equipment and other intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

ASC 350 "Intangible – Goodwill and Other", requires that goodwill be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the company below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of the company. We have concluded that we have one reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the company is compared with its carrying value (including goodwill). If the fair value of the company is less than its carrying value, an indication of goodwill impairment exists and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the company’s goodwill over the implied fair value of that goodwill. If the fair value of the company exceeds its carrying value, step two does not need to be performed. The fair value of the company is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of our long-term rate of growth, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for the company.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 "Property, Plant, and Equipment", when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2009	2010	2011
Revenues	100%	100%	100%
Cost of revenues	67.0	64.2	72.6
Gross profit	33.0	35.8	27.4
Operating expenses:
Research and development, net	10.9	10.1	11.3
Selling and marketing	16.3	14.9	18.4
General and administrative	4.3	4.9	6.0
Restructuring costs	--	--	1.8
Acquisition related costs	--	0.3	1.1
Total operating expenses	31.5	30.2	38.5
Operating income (loss)	1.5	5.6	(11.1)
Financial income (expenses), net	0.8	0.5	(0.5)
Taxes on income	0.3	0.5	0.5
Net income (loss)	2.0	5.6	(12.0)

Year ended December 31, 2010 compared to year ended December 31, 2011

Revenues.  Revenues increased from $249.9 million for the year ended December 31, 2010 to $445.3 million for the year ended December 31, 2011, an increase of $195.4 million, or 78.2%. This increase was attributable primarily to the Nera Acquisition . Revenues increased significantly in Europe, Africa and Latin America regions. Revenues in the Latin America region increased to $104.7 million for the year ended December 31, 2011 as compared to $17.7 million for the year ended December 31, 2010. Revenues in the Europe region increased to $101.3 million for the year ended December 31, 2011 compared to $56.9 million for the year ended December 31, 2010. Revenues in the Africa region increased to $57.7 million for the year ended December 31, 2011 compared to $10 million for the year ended December 31, 2010.

Cost of Revenues.  Cost of revenues increased from $160.5 million for the year ended December 31, 2010 to $323.2 million for the year ended December 31, 2011, an increase of $162.7 million, or 101.4%. This increase was attributable mainly to the following:

•
Higher revenues attributed to the Nera Acquisition resulting in an increase of purchased  products from our contract manufacturers of $56.0 million, or 66.8%, an increase of subcontractors’ expenses associated with the provision of our services of $23.3 million, or 257.6%, and an increase in payroll, payroll related expenses and other manufacturing overhead expenses of $25.2 million, or 307.4%.

•	Cost of inventory step-up adjustment of acquired deferred revenue and customer orders to be delivered as of the closing of the Nera Acquisition, in the amount of $15.4 million.

•
Higher material expenses associated with certain of Nera’s legacy products in the first half of the year in the amount of $15.8 million prior to the completion of the migration of Nera’s customers to the Ceragon short-haul products.

Gross Profit.  Gross profit as a percentage of revenues decreased from 35.8% for the year ended December 31, 2010 to 27.4% for the year ended December 31, 2011. This decrease was attributable mainly to incremental revenues from the Nera Acquisition at lower gross margins, an inventory step-up and a higher percentage of service revenues, which carry lower gross margins.

Research and Development Expenses. Our research and development expenses increased from $25.1 million for the year ended December 31, 2010 to $50.5 million for the year ended December 31, 2011, an increase of $25.3 million, or 101%. The increase in our research and development expenses was attributable primarily to the increase of approximately $18.3 million or 122% in payroll and payroll related expenses, mainly due to an increase in headcount following the Nera Acquisition and the higher cost structure of Nera’s research and development operations in Norway, as well as an increase of $1.6 million or 30% in subcontractors expenses. Our research and development efforts are a key element of our strategy and are essential to our success.  We intend to maintain our commitment to research and development An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 11.3% in the year ended December 31, 2011 compared to 10.1% for the year ended December 31, 2010.

Selling and Marketing Expenses. Selling and marketing expenses increased from $37.2 million for the year ended December 31, 2010 to $81.7 million for the year ended December 31, 2011, an increase of $44.5 million, or 120%. This increase was attributable to the increase of approximately $22.9 million or 135% in payroll and payroll related expenses, as a result from the Nera Acquisition. As a percentage of revenues, selling and marketing expenses were 18.4% in the year ended December 31, 2011 and 14.9% in the year ended December 31, 2010.

General and Administrative Expenses. General and administrative expenses increased from $12.3 million for the year ended December 31, 2010 to $26.5 million for the year ended December 31, 2011, an increase of $14.2 million, or 115%. This increase was attributable primarily to the increase in payroll and payroll related expenses of $5.2 million or 137%, as well as increase in financial consulting and audit fees expenses of $2.9 million or 403%.  As a percentage of revenues, general and administrative expenses were 4.9% and 6% for the years ended December 31, 2010 and 2011 respectively.

Restructuring costs. Restructuring costs consist of severance payments for employees in entities to which they were previously not entitled. Restructuring costs were $7.8 million in 2011.

Acquisition related costs. The acquisition related costs consist primarily of fees for Nera’s transaction financial advisors, as well as legal, accounting and tax related fees associated with the due diligence.  Acquisition related costs increased from $0.8 million for the year ended December 31, 2010 to $4.9 million for the year ended December 31, 2011.

Financial income (expenses), Net. Financial income (expenses), net changed from $1.3 million income for the year ended December 31, 2010 to an expense of $(2.0) million for the year ended December 31, 2011, a change of $3.3 million. The increase in the financial expenses is mainly related to interest accrued and paid on the loan Agreement with Bank Hapoalim as part of the Nera Acquisition, in the amount of $1.3 million, an increase in currency revaluation expenses in the amount of $1.2 million, and an increase in bank charges and other expenses in the amount of $1.7 million, offset by an increase in interest on marketable securities and bank deposits in the amount of $0.9 million, all mainly due to the Nera Acquisition.  As a percentage of revenues, financial income (expenses), net changed to (0.5)% in the year ended December 31, 2011 compared to 0.5% for the year ended December 31, 2010.

Taxes on income. Taxes on income increased from $1.2 million for the year ended December 31, 2010 to $2.3 million for the year ended December 31, 2011, an increase of $1.1 million, or 91.8%.   Our effective tax rate was 8% in 2010 and 4% in 2011.  This change was attributed to tax expenses related to higher taxable income in our sales, distribution and subcontracting manufacturing subsidiaries, where the local activities are profitable and taxable, partially offset with the increase in deferred tax assets, net.

Net Income (loss). Net income (loss) changed from net income of $14.1 million for the year ended December 31, 2010 to net loss of $(53.7) million for the year ended December 31, 2011. As a percentage of revenues, net income (loss) changed to (12) % for the year ended December 31, 2011 from 5.6% for the year ended December 31, 2010. The decrease in net results was attributable primarily to the increase in operating expenses partially offset by an increase in revenues and gross profit, mainly related to the Nera Acquisition.

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

Gross Profit.  Gross profit as a percentage of revenues increased from 33.4% for the year ended December 31, 2009 to 35.8% for the year ended December 31, 2010. This increase was attributable mainly to cost reduction activities relating to product materials and the introduction of our new IP series products which are more cost effective.

Research and Development Expenses. Our research and development expenses increased from $19.0 million for the year ended December 31, 2009 to $25.1 million for the year ended December 31, 2010, an increase of $6.1 million, or 33%. The increase in our research and development expenses was attributable primarily to the increase by approximately 30% in the number of our research and development employees as well as additional expenses related to research and development subcontractors in our efforts to advance the launch of our new products.  As a percentage of revenues, research and development expenses slightly decreased to 10.1% in the year ended December 31, 2010 compared to 10.3% for the year ended December 31, 2009.

Selling and Marketing Expenses. Selling and marketing expenses increased from $29.3 million for the year ended December 31, 2009 to $37.2 million for the year ended December 31, 2010, an increase of $7.9 million, or 27%. This increase was attributable primarily to an increase in the number of employees in our subsidiaries.  The activities in our subsidiaries are primarily pre-sales sales.  As our sales and revenues grew in 2010 we were required to increase the number of employees at the subsidiaries to support this growth.  The increased staff and sales resulted in an increase of payroll and payroll related expenses of approximately $3.2 million and our increase in travel and office expenses of $2.3 million.  As a percentage of revenues, selling and marketing expenses were 15% in the year ended December 31, 2010 and 16% in the year ended December 31, 2009.

General and Administrative Expenses. General and administrative expenses increased from $10.7 million for the year ended December 31, 2009 to $12.3 million for the year ended December 31, 2010, an increase of $1.6 million, or 15%. This increase was attributable primarily to an increase of $1.2 million in payroll and payroll related expenses as a result on increase in number of employees in our management information system (“MIS”) department related to projects executed in 2010 to upgrade our MIS systems and, increase of $0.4 million of stock based compensation expenses. As a percentage of revenues, general and administrative expenses were 6% and 5% for the years ended December 31, 2009 and 2010 respectively.

Acquisition related costs. Acquisition related costs consist of expenses paid in relation to the acquisition of Nera.  Acquisition related expenses were $0.8 million in 2010.

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

Impact of Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in NIS, NOK and Euros. Our NIS- and NOK-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS and NOK.

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

The following table presents information about the exchange rate of the NIS, NOK and Euro against the dollar:

Appreciation against US Dollar
Year ended December 31,	NIS (%)	NOK (%)	Euro (%)

2007	(9.0)	(13.9)	(10.5)
2008	(1.1)	29.4	5.6
2009	(0.7)	(17.7)	(3.3)
2010	(6.0)	1.6	8.0
2011	7.7	3.0	3.3

Since exchange rates between the NIS and the dollar, between the NOK and the dollar and between the Euro and the dollar, fluctuate continuously, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. We reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. For a discussion of our hedging transactions, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Effects of Government Regulations and Location on the Company’s Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview – Conditions in Israel” in Item 4 and the “Risks Relating to Israel in Item 3, above.

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

In January 2011, we entered into  the Loan Agreement in the principal amount of $35 million in order to help finance the Nera Acquisition. The Loan Agreement provides that the principal amount of $35 million bears interest at a rate of Libor + 3.15%, which Libor is updated every three months. As of December 31, 2011 the accrued interest was $141,000 and was recorded as part of our accrued expenses. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.  Repayment of the loan may be accelerated by the bank in certain events of default including insolvency events, failure to comply with financial covenants and an event whereby we will no longer be a traded company.

As of December 31, 2011, we had approximately $49.5 million in cash and cash equivalents, short term bank deposits, and short- and long-term marketable securities.

As of December 31, 2011, our cash investments were comprised of the following: 59% consisted of short-term, highly liquid investments with original maturities of up to three months, and 34% consisted of short-term deposits and marketable securities with original maturities of up to one year, with a minimum credit rating of A/A1. The remaining balance of our liquid assets is invested in corporate and government debt securities, carrying a minimum rating of A/A1. Most of these investments are in US dollars.

Net cash used in operating activities was $20.1 million for the year ended December 31, 2011 and $10.7 million for the year ended December 31, 2010. Net cash provided by operating activities was $16.8 million for the year ended December 31, 2009.

In 2011, our cash used by operating activities was affected by the following principal factors:

•	our net loss of $53.7 million;

•
a $13.8 million decrease in other accounts payable and accrued liabilities, primarily attributed to a decrease in subcontractors accruals, a decrease in provision for collection fee, a decrease in provision for warranty and a decrease in provision for tax; and

•	a $11.9 million decrease in deferred revenues paid in advance.

These factors were offset by:

•	a $6.8 million decrease in other accounts receivable and prepaid expenses; and

•	a $40.6 million decrease in inventories, net of write-off.

In 2010, our cash used by operating activities was affected by the following principal factors:

•	our net income of $14.1 million;

•
a $3.3 million increase in other accounts payable and accrued expenses, primarily attributed to an increase in employees accruals, an increase in warranty provision and an unrealized loss in open forward foreign exchange contracts;

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

Net cash used in investing activities was approximately $28 million for the year ended December 31, 2011, as compared to net cash provided by investing activities of approximately $5.1 million for the year ended December 31, 2010 and net cash provided by investing activities of approximately $2.5 million for the year ended December 31, 2009. In the year ended December 31, 2011, our investment in short-term bank deposits of $7.3 million, purchase of property and equipment of $14.4 million and payment related to the Nera Acquisition of $42.5 million, were offset partially by proceeds from maturity of short-term bank deposits of $25.7 million and by proceeds from maturities of marketable securities of $10.5 million. In the year ended December 31, 2010, our proceeds from maturity of short-term bank deposits of $31.7 million and from maturities of marketable securities of $16.6 million were offset partially by investment in short and long-term bank deposits of $13.8 million and in marketable securities of $18.3 million.  In the year ended December 31, 2009, our proceeds from maturity of short-term bank deposits of $46.2 million and from maturities of held-to-maturity marketable securities of $11.8 million were offset partially by investment in short and long-term bank deposits of $44.0 million and in held-to-maturity marketable securities of $4.7 million.

Net cash provided by financing activities was approximately $39.5 million for the year ended December 31, 2011 as compared to net cash provided by financing activities of $4.9 million for the year ended December 31, 2010 and net cash used in financing activities of $9.2 million for the year ended December 31, 2009. The balance of the cash as of December 31, 2011, 2010 and 2009 consisted of proceeds from exercises of share options by employees of $4.5 million, $4.9 million and $3.0 million, respectively.  For the year ended December 31, 2009, the Company used an amount of $12.2 million to purchase treasury shares as part of the Company’s share repurchase program. For the year ended December 31, 2011, the Company entered into the Loan Agreement in the amount of $35 million to finance the consideration of the Nera Acquisition.

As of December 31, 2011, our principal commitments consisted of $12.9 million for obligations outstanding under non-cancelable operating leases.

In October 2008, we announced the adoption a share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $20 million. The share repurchase program was completed in 2009. As of December 31, 2011, we purchased 3,481,523 shares at a weighted average price per share of approximately $5.74 per share (excluding commission and broker fees).

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated growth in our operations as a result, in part, from our increased participation in turnkey projects. We anticipate that our capital expenditures during 2012 and 2013 will be primarily for a new enterprise resource planning, or ERP, system to be implemented at our offices worldwide.

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

Our research and development activities are conducted at our facilities in Tel Aviv, Israel, Bergen, Norway and Greece. As of December 31, 2011, our research, development and engineering staff consisted of 280 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $50.5 million or 11.3% of revenues in 2011, $25.1 million or 10% of revenues in 2010, and $19.0 million or 10% of sales in 2009.

Intellectual Property

See: “Item 4. History and Development of the Company–Intellectual Property” for a description of our intellectual property.

D.           Trend Information

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects” for a description of the trend information relevant to us.

E.           Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.           Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations1	12,858	7,794	4,782	282
Purchase obligations2	57,081	57,081
Other long-term commitment3	5,636				5,636
Uncertain income tax positions4	9,741				9,741
Loan Agreement	35,000	8,232	16,464	10,304
Total	120,316	73,107	21,246	10,586	15,377
____________
(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2011 was approximately   $8.1 million, of which approximately $5.6 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.5 million.  In addition, the commitment includes a net amount of approximately $3.1 million in pension accruals.

(4)
Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14j of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

Effect of Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update 2011-12, “Comprehensive Income (Topic 220)”. The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011—5 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact of this update on the consolidated financial statements.

In November 2011, the FASB issued Accounting Standards 2011-08 "Intangibles—Goodwill and Other" (Topic 350), which introduced an optional qualitative assessment for testing goodwill for impairment that may allow companies to skip the annual two-step test. ASU 2011-08 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying amount. If that is the case, the company would have to perform the annual two-step impairment test. The ASU is effective for fiscal years beginning after 15 December 2011. Early adoption is permitted. The Company is currently evaluating the effect of ASU No. 2011-08, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. The Company is currently evaluating the effect of ASU No. 2011-05, but does not expect its adoption will have a material effect on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

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

ITEM 6.                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Zohar Zisapel	63	Chairman of the Board of Directors
Ira Palti	54	President and Chief Executive Officer
Aviram Steinhart	41	Executive Vice President & Chief Financial Officer
Gil Solovey	43	Executive Vice President, Global Operations
Eran Westman	41	Executive Vice President, Global Business
Sharon Ganot	43	Executive Vice President, Human Resources
Udi Gordon	45	Executive Vice President, Corporate Marketing and Business Development
Donna Gershowitz	48	Vice President and General Counsel and Corporate Secretary
Hagai Zyss	40	Executive Vice President and General Manager, Short-Haul Solutions Group
Eyal Assa	40	Executive Vice President and General Manager, Long-Haul Solutions Group
Ole Lars Oye	50	VP Global Projects & Services
Joseph Atsmon	63	Director
Yael Langer	47	Director
Yair E. Orgler	72	Director
Avi Patir	63	Director

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of two other public companies, RADVision Ltd. and RADCOM Ltd., as a director of Silicom Ltd. and as chairman or director of several private companies. Since July 2008, Mr. Zisapel has been a director of Amdocs Limited, a public company.  Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

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

Aviram Steinhart joined Ceragon in December 2011 from Lumenis Ltd., where he was the Chief Financial Officer and Senior Vice President from 2007. Prior to that, he served as the Corporate Vice President of Finance at Alvarion Ltd., as well as in a variety of senior financial positions at Siemens/UGS PLM solutions, Tecnomatix, and NetReality Communications.  Mr. Steinhart holds a B.A. from Haifa University, and an M.B.A. from Tel Aviv University and is a qualified CPA.

Gil Solovey joined Ceragon in May 2010. In his last position, Mr. Solovey served as VP Operations and a member of the management at Orbit Technology Group, an Israeli company that develops, manufactures and supplies communication equipment solutions. Prior to joining Orbit, Mr. Solovey served various position in HP Scitex, a pioneer and a leading worldwide developer of format printing equipment, including as VP Operations and managed the global supply chain group in HP Scitex. Before joining HP Scitex in 2004, Mr. Solovey managed the purchasing, Logistics and planning division at Applied Materials Israel. Mr. Solovey holds a B.Sc. in Mechanical Engineering from the Technion, and an M.B.A. in marketing from Herriot Watt University in Scotland (Israel branch).

Eran Westman has served as our Executive Vice President, Global Operations since October 2008. From January 2004 to September 2008, Mr. Westman served as President Asia Pacific, and from July 2001 to December 2003, he was Vice President Sales for Europe, the Middle East and Africa. Mr. Westman holds a LL.B degree from the Herzog Faculty of Law at Bar Ilan University.

Sharon Ganot has served as our Executive Vice President, Human Resources since March 2000.  From December 1999 until March 2000, Ms. Ganot was the manager of our human resources department.  From April 1994 until December 1999, she was a personnel recruiter and training manager with RAD Data Communications Ltd.  Ms. Ganot received a B.A. in psychology and an M.A. in industrial studies from Tel Aviv University.

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

Donna Gershowitz has served as our Vice President and General Counsel and Corporate Secretary since June 2009.  Prior to joining Ceragon, Ms. Gershowitz served as the General Counsel of Elron Electronic Industries Ltd. from March 2008 through April 2009, as the Regional General Counsel of SanDisk Corporation from November 2006 through March 2008 and as the Vice President and  General Counsel of msystems Ltd. (prior to its acquisition by SanDisk Corporation) from June 2004 through November 2006.  Ms. Gershowitz has also held positions as legal counsel in other Israeli high tech companies.  Ms. Gershowitz holds a B.A. in Politics from Brandeis University and a J.D. from Boalt Hall School of Law, University of California, at Berkeley. Ms. Gershowitz is a member of the Israeli Bar and the California Bar.

Hagai Zyss has served as our Executive Vice President and General Manager, Short-Haul Solutions Group since March, 2011.  Prior thereto, Mr. Zyss served as our Vice President, Research and Development since October 2008. Previously, Mr. Zyss served in our research and development from June 2000, his most recent position being Vice President Next Generation Networks. Mr. Zyss received B.Sc. and M.Sc. degrees (cum laude) in electrical engineering and electronics from Tel-Aviv University.

Eyal Assa has served as our Executive Vice President and General Manager, Long-Haul Solutions Group since March, 2011.   Prior thereto, Mr. Assa served in various positions at Ceragon including as our Chief Operating Officer, Sales since 2008 and prior thereto as VP Business Development and OEM Relations.  From August 1998, Mr. Assa held several senior R&D positions at Seabridge Ltd., a Siemens company, the last one being Vice President of Research and Development.  Mr. Assa holds a B.Sc. in Mathematics and Statistics (cum laude) and M.Sc. in Computer Science (summa cum laude), both from Tel-Aviv University.

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

Avi Patir has served as an external director since March 2007. Mr. Patir is Senior Vice President and CTO at MIRS Communications Ltd., a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd.  Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2011.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and senior management as a group, consisting of 171 persons	$5,780,000	$305,000

1The group includes two former members of senior management whose employment with the Company ceased during 2011.

During 2011, we granted to our directors and senior management 757,500 options to purchase ordinary shares, in the aggregate, with exercise prices of $8.54 - $13.04 per share. The options expire 10 years after grant.

Other than payment of fees to our external directors as required by the Companies Law, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors.  For more information, please see “Remuneration of Directors” and “The 2003 Share Option Plan” below and Note 13 to our consolidated financial statements included as Item 18 in this annual report.

Board Practices

Our board of directors presently consists of five members, the minimum number authorized by our Articles of Association. The board retains all the powers in running our company that are not specifically granted to the shareholders; for example, the board may make decisions to borrow money for our company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

The board may pass a resolution when a quorum is present, and by a vote of at least a majority of the directors present when the resolution is put to vote.  A quorum is defined as at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but not less than two director. The Chairman of the board is elected and removed by the board members. Minutes of the board meetings are recorded and kept at our offices.

Classes, Terms and Skills of Directors

Our board of directors is presently divided into two classes: Class I and Class II. Each director (other than an external director), when elected, will be designated as a member of one of the two classes of directors. Our Articles of Association provide that directors, other than our external directors described below, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting and voting thereon, and serve a term ending on the date of the third annual general meeting following the general meeting at which they were elected.  Ms. Langer was reelected to serve as our Class I director at the annual general meeting held in September 2011 for a term that will end at 2014 annual general meeting of shareholders. Messrs. Zisapel and Atsmon are currently our Class II directors, serving for a term ending at the 2012 annual general meeting of the shareholders.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as director nor shall serve as director in a public company. A public company shall not summon a general meeting whose agenda includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate on such notice.

Independent Directors

As a company organized in Israel whose ordinary shares are listed for quotation on the Nasdaq Global Select Market, we are required to comply with the rules of the SEC and the Nasdaq Rules applicable to listed companies, as well as with the Companies Law, which is applicable to all Israeli companies. Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is a current or former (at any time during the past three years) employee of a company or its affiliates as well as the immediate family members of an executive officer (at any time during the past three years) of a company or its affiliates. Messrs. Joseph Atsmon, Yair Orgler and Avi Patir currently serve as our independent directors.

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one external director, except for the audit committee, which is required to include all of the external directors.

Qualification

To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had, during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder. In general, the term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder; the Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).

"Control" is defined in the Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to posses control.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Election and Term of External Directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or

•	the total number of shares referred to above, voted against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

In a company in which, at the date of appointment of an external director, all the directors are of the same gender, the external director to be appointed shall be of the other gender.

An external director can be removed from office only by the same majority of shareholders that is required to elect an external director, or by a court, if the external director ceases to meet the statutory qualifications with respect to his or her appointment, or if he or she violates his or her duty of loyalty to the company. The court may also remove an external director from office if he or she is unable to perform his or her duties on a regular basis.

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee, followed by the board, have approved that considering the expertise and special contribution of the external director to the work of the board and its committees, the appointment for a further term of service is beneficial to the company.

Financial and Accounting Expertise

Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise”.  A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Our External Directors

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

Audit Committee

Nasdaq Requirements

Under the Nasdaq Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. We have adopted an audit committee charter as required by the Nasdaq Rules. The responsibilities of the audit committee under the Nasdaq Rules include responsibilities relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal controls and auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the audit committee.  Currently, Messrs. Joseph Atsmon, Yair Orgler and Avi Patir serve on our audit committee, each of whom has been determined by the board to be independent. Mr. Atsmon is the chairman of the audit committee and its financial expert.

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions. In October 2010, our board of directors determined that the compensation committee would carry out these functions, and submit its recommendations in this respect to the  audit committee, which is comprised solely of independent directors.

Companies Law Requirements

Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors. . In addition, the majority of the members must meet certain independence criteria and may not include the chairman of the board, any controlling shareholder or any director employed by, providing services to, or whose main livelihood is generated from, the Company or a controlling shareholder of the Company.

The role of our audit committee is (i) to identify irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such irregularities; (2) to define whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (3) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; (4) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company's size and special needs; and (5) to set procedures for handling complaints made by Company's employees in connection with management deficiencies and the protection to be provided to such employees.

Those who are not entitled to be members, shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

Messrs. Yair Orgler and Avi Patir serve as our two external directors and meet the independence criteria defined in the Companies Law. As stated above, Mr. Atsmon is the chairman of our audit committee; According to a recent amendment to the Companies Law, the chairman of the audit committee must be an external director. Mr. Atsmon is not an external director, but, in accordance with a transition provision included in applicable regulations, he is allowed to continue to hold such position until September 14, 2014.

Compensation Committee

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

In addition, our compensation committee is to approve and recommend to the audit committee and the board, compensation of all members of senior management. As mentioned above, all compensation arrangements with a general manager, or any other office holder who is not a director, require the approval of the audit committee and board of directors (except for non material changes in compensation arrangements of serving office holders, which may be approved by audit committee only, provided that the audit committee confirms that such changes are in fact non material).

The members of the compensation committee are Messrs. Zisapel and Patir.

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

We have appointed the firm of Chaikin, Cohen, Rubin & Co., Certified Public Accountants (Isr.) as our internal auditor. Our internal auditor meets the independence requirements of the Companies Law, as detailed above.

Approval of Certain Transactions with Related Party

The Companies Law requires the approval of the audit committee, thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

•	transactions with office holders and third parties - where an office holder has a personal interest in the transaction);

•	employment terms of office holders who are not directors, and employment terms of directors (and terms of engagement with a director in other roles); and

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party  - where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service provided directly or indirectly (including through a company controlled by the controlling shareholder)  and terms of employment (for a controlling shareholder who is not an office holder).. A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing.

Such extraordinary transactions with controlling shareholders require the approval of the audit committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

•	the majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting, vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the aggregate voting rights in the company.

Any shareholder participating in the vote on approval of an extraordinary transaction with a controlling shareholder must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will be disregarded.

Further, transactions with a controlling shareholder or his relative concerning terms of service or employment need to be re-approved once every three years.

In accordance with regulations promulgated under the Companies Law, certain defined types of extraordinary transactions between a public company and its controlling shareholder(s) are exempt from the shareholder approval requirements.  However, such exemptions will not apply if one or more shareholders holding at least 1% of the issued and outstanding shares or voting rights, objects to the use of these exemptions in writing not later than 14 days from the date the company notifies the shareholders of the proposed adoption of such resolution approving the transaction.

In addition, the approval of the audit committee,  followed by the approval of the board of directors and the shareholders,  is required to effect a private placement of securities, in which either (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights or (ii) a person will become a controlling shareholder of the company.

A “controlling party” is defined in the Securities Law and in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder.

Audit committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder of the company; see below under “Exemption, Insurance and Indemnification of Directors and Officers.”

Remuneration of Directors

Directors’ remuneration requires the approval of the audit committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the audit committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations.

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the audit committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively.  However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the audit committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors options to purchase the Company’s shares.

Additionally, according to other regulations promulgated under the Companies Law, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the audit committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from shareholders’ approval requirement such objection to be submitted to the company in writing not later than fourteen days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Neither we nor any of our subsidiaries has entered into a service contract with any of our current directors that provide for benefits upon termination of their service as directors.

Dividends

Dividends may be paid only out of accumulated retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law (the “Profit Test”), in each case provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due (the “Redemption Ability Test”). Notwithstanding the foregoing, dividends may be paid with the approval of a court even if the Profit Test is not met, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying the Redemption Ability Test. Dividends may be paid in cash, assets, shares or debentures. For further information, please see “Financial Information – Dividends.”  In connection with the Loan Agreement to finance the Nera Acquisition, we undertook not to distribute dividends (unless certain terms are met) without the Bank’s prior written consent.

Fiduciary Duties

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder’s duty of loyalty if: (i) the office holder acts in good faith and the act or its approval does not cause harm to the company, and (ii) the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time before the company’s approval.

Each person listed in the table under “—Directors and Senior Management” above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business; otherwise than on market terms; or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, voting in a general meeting of shareholders on any amendment to the articles of association, an increase of the company's authorized share capital, a merger or approval of interested party transactions which require shareholders' approval.

In addition, any controlling shareholder, any shareholders who knows that it possess power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of his duty is tantamount to a breach of fiduciary duty of an office holder of the company

Exculpation, Insurance and Indemnification of Directors and Officers

Pursuant to recent amendments to the Companies Law and the Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

In the Company's annual general meeting of shareholders, held in September 2011, shareholders resolved to amend the Company's articles of association, in order to set the legal corporate framework that will allow the Company to continue to be able to indemnify and insure its office holders to the full extent permitted by law, in accordance with the aforementioned recent amendments.

Office Holders' Exemption

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

Office Holders’ Insurance

Our amended Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; and

•	a financial liability imposed upon him or her in favor of another person.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, we may also enter into a contract to insure an office holder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or payment required to be made to an injured party, pursuant to certain provisions of the Securities Law.

Office Holder's Indemnification

Our Articles of Association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify any of our office holders in respect of an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act performed in his capacity as an office holder, as follows:

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

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or  which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or  in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party,  pursuant to certain provisions of the Securities Law;

The Company may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that, in respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively.

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

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with respect to an office holder who is a director, also by our shareholders.

Following the approval by our shareholders of the amendment to our Articles of Association, the Company’s shareholders approved the amendment of the Company’s indemnification letters to be granted to each of the Company's present and future office holders, which were extended to cover indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors and officers liability insurance for the benefit of our office holders, which includes directors. This policy was approved by our board of directors and by our shareholders at the annual general meeting of shareholders held on September 27 2011. Our shareholders further authorized the Company's board of directors to renew or replace such policy and/or to purchase alternative or additional policies for subsequent periods on terms which are similar to the terms of the current policy, for the benefit of all directors and officers of the Company who may serve from time to time.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Mergers and Acquisitions under Israeli Law

In general, a merger of a company requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a "control block" (i.e., shares conferring twenty-five percent or more of the voting rights at the general meeting),  or if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of a "control block" , or  a holder of 45% or more of the voting power in the company, respectively. These requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company), (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block" , or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of such full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Israel tax law treats share-for-share acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such share-for-share swap.

Employees

As of December 31, 2011, we had 1,167 employees worldwide, of whom 280 were employed in research, development and engineering, 684 in sales and marketing, 83 in management and administration and 120 in operations.  Of these employees, 324 were based in Israel, 43 were based in the United States, 418 were based in EMEA (not including Israel), 222 were based in Latin America and 160 were based in Asia Pacific.  The significant increase in the number of employees in 2011 compared to 2010 was due to the Nera Acquisition.

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

We and our Israeli employees are not parties to any collective bargaining agreements. However, with respect to our Israeli employees, we are subject to Israeli labor laws, regulations and collective bargaining agreements applicable to us by extension orders of the Israeli Ministry of Labor and Welfare, as are in effect from time to time with respect to our Israeli employees. Generally, we provide our employees with benefits and working conditions above the legally required minimums.

Israeli law generally and applicable extension orders require severance pay upon the retirement or death of an employee or termination without due cause, payment to pension funds or similar funds in lieu thereof and require us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for mandatory health insurance.

Many of our employees in Norway are members of a union, and their terms of employment are generally covered by Norwegian labor laws and collective bargaining agreements, entered between us and the union.

Substantially all of our employment agreements include employees’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non- competition undertakings is rather limited under the local laws in certain jurisdictions, including Israel and Norway.

To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

The employees of our other subsidiaries are subject to local labor laws and regulations that vary from country to country.

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 15, 2012.  The percentage of outstanding ordinary shares is based on ordinary shares outstanding as of March 15, 2012.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options
Zohar Zisapel(3)	5,095,149	14	390,000	$4.84 -$11.10
Ira Palti	770,617	2.1	930,000	$4.49 -$13.04
All directors and senior management as a group, consisting of 15 people (4)	6,693,053	18.4	2,668,669	$3.89 -$13.04

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 15, 2012.

(2)	Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.

(3)	The number of ordinary shares held Zohar Zisapel includes 9.467 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 15, 2012 (including options held by each such person and which are vested or shall become vested within 60 days of March 15, 2012) and have therefore not been separately disclosed.

Stock Option Plans

1996 Key Employee Share Incentive Plan

In August 1996, we adopted our key employee share incentive plan. We ceased granting options under this plan as of December 31, 2002 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before December 31, 2002 are still valid subject to the plan. Employees of our company and our subsidiaries or affiliates belonging to the RAD-BYNET group were eligible to participate in the plan. The options expire ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2011:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

3,500	3,500	$1.42

Affiliate Employees Option Plan

In May 1997, we adopted our affiliate employees option plan. We ceased granting options under this plan as of February 2003 in light of the adoption of our 2003 share option plan and a change in applicable Israeli tax laws, although options granted under this plan before February 2003 are still valid subject to the plan. This plan has terms that are substantially identical to the terms of the 1996 key employee share incentive plan. The options expire ten years from the date of grant. The following table presents option grant information for this plan as of December 31, 2011:

Ordinary shares reserved for option grants	Options outstanding	Weighted average exercise price

71,025	71,025	$1.50

In September 2003, our shareholders approved the transfer of all unissued shares previously reserved by our shareholders for option grants for which no options were granted under the 1996 key employee share incentive plan and the affiliate employees option plan for grants pursuant to the 2003 share option plan.

The 2003 Share Option Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The compensation committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The compensation committee has authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. In September, 2010, our board of directors amended the 2003 share option plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such plan.  This plan has been approved by the Israeli Tax Authority as is required by applicable law. The following tables present option and RSUs grant information for this plan as of December 31, 2011.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price

17,920,688	1,129,623	5,231,819	$8.57

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price

200,000	---	150,000	$0

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under all three plans of the Company) among directors and employees of the Company as of December 31, 2011:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	3,322,636	1,303,802

All other grantees	2,133,708	1,223,994

Amendment

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 15, 2012 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	5,095,149	14.0%
Yehuda Zisapel (2)	2,247,467	6.2%
EARNEST Partners, LLC (3)	2,850,300	7.8%
Parnassus Investments (4)	2,000,000	5.5%
Migdal Insurance & Financial Holdings Ltd (5)	2,614,587	7.2%
TAMRO Capital Partners LLC (6)	2,084,986	5.7%

(1)	Based on ordinary shares issued and outstanding as of March 15, 2012.
(2)
Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by each of Yehuda Zisapel and Zohar Zisapel includes 9.467 shares held by RAD Data Communications Ltd., of which both Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 14, 2012 by EARNEST Partners, LLC (“Earnest”), Earnest is a Georgia limited liability company and an investment advisor.  Earnest’s principal office is located at 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309.  The number of ordinary shares held by Earnest includes 1,978,333 ordinary shares over which it has sole voting power and 184 ordinary shares over which it has shared voting power.

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 14, 2012 by Parnassus Investments (“Parnassus”).  Parnassus is a California investment advisor with a principal office at 1 Market Street, Suite 1600, San Francisco, California 94105.  The ordinary shares held by Parnassus include ordinary shares beneficially owned by clients of Parnassus, which include investment companies registered under the Investment Company Act.

(5)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 7, 2012 by Migdal Insurance & Financial Holdings Ltd (“Migdal”).  Migdal is an Israeli public company with a principal office at 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel.  Of the 2,614,587 ordinary shares beneficially owned by Migdal  (i) 2,591,567 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,606,762 ordinary shares are held by profit participating life assurance accounts; 945,007 ordinary shares are held by provident funds and companies that manage provident funds and 39,798 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiary operates under independent management and makes independent voting and investment decisions, and (ii) 23,020 are beneficially held for Migdal’s Nostro account.

(6)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 8, 2012 by TAMRO Capital Partners LLC (“Tamro”)., Tamro is a Delaware limited liability company and an investment advisor.  Tamro’s principal office at 1701 Duke Street, Suite 250, Alexandria, Virginia 22314.  The ordinary shares held by Tamro include ordinary shares beneficially owned by clients of Tamro, which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.  Tamro has shared dispositive power over the 2,084,986 ordinary shares held by Tamro, which includes 1,567,098 ordinary shares over which it has sole voting power.

Based on information provided in a Statement on Schedule 13G/A filed with the SEC on February 13, 2012, as of December 31, 2011, William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors and Palo Alto Investors LLC ceased to be the beneficial owners of more than five percent of our ordinary shares.

As of March 15, 2012, approximately 86.8% of our ordinary shares were held in the United States and there were 34 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.7% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, as of March 15, 2012, beneficially owns 6.2% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 14% of our ordinary shares as of March 15, 2012.  They are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Internet Binat Ltd.	RADVision Ltd.
BYNET Data Communications Ltd.	Packetlight Networks Ltd.	RADWARE Ltd.
BYNET Electronics Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADWIN Ltd.
BYNET SEMECH (Outsourcing) Ltd.	RADCOM Ltd.
BYNET Software Systems Ltd.	RAD Data Communications Ltd. and its subsidiaries	SILICOM Ltd.
BYNET Systems Applications Ltd.		WISAIR Inc.
Chanellot Ltd.	RADiflow Ltd.

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

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. The aggregate amount of these expenses was approximately $1.5 million in 2011.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $0.3 million in 2011.

We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services.  In addition, all of our transactions to date with members of the RAD-BYNET group were approved by our audit committee and then our board of directors.  As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties.  Any future transaction and arrangement with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility, located in Tel Aviv, Israel is approximately 73,680 square feet in size.  The leases for the majority of this facility are valid until December 2012, with an option to renew for an additional two years.  Additionally, we lease space in Paramus New Jersey, U.S. from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 5,800 square feet in size.  The lease for this facility is valid until July 2013.  The aggregate amount of rent and maintenance expenses related to these properties was approximately $2.1 million in 2011.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $1.3 million for the year ended December 31, 2011.

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

Export Sales

In 2011, our sales to end users located outside of Israel amounted to $436.6 million, or 98% of our $445.3 million revenues for that year.

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

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2007 (Annual)	$21.89	$5.11

2008 (Annual)	11.59	4.30

2009(Annual)	11.77	3.90

2010 (Annual)	13.42	6.88

2011 (Annual)	14.34	7.25

2010
First Quarter	13.29	10.64
Second Quarter	11.93	6.88
Third Quarter	10.08	7.13
Fourth Quarter	13.42	9.38

2011
First Quarter	14.34	10.50
Second Quarter	12.71	10.12
Third Quarter	13.76	9.07
Fourth Quarter	10.83	7.25

2012
First Quarter (through March 15, 2012)	9.43	7.68

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

September 2011	$10.54	$9.31
October 2011	10.65	9.18
November 2011	10.83	7.25
December 2011	8.52	7.55
January 2012	8.89	7.68
February 2012	9.42	8.14
March 2012 (through March 15, 2012)	9.43	8.57

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE.  The translation from NIS into U.S. dollars for the following tables is based on representative rates of exchange published by the Bank of Israel on March 25, 2012.

	High	Low

2007 (Annual)	$22.33	$5.15

2008 (Annual)	11.56	4.57

2009 (Annual)	11.80	4.20

2010(Annual)	13.28	6.87

2011 (Annual)	14.52	7.20

2010
First Quarter	12.98	11.08
Second Quarter	11.16	6.87
Third Quarter	10.04	7.19
Fourth Quarter	13.28	8.24

2011
First Quarter	$13.98	$9.89
Second Quarter	11.65	8.29
Third Quarter	12.54	8.82
Fourth Quarter	10.69	7.31

2012
First Quarter (through March 15, 2012)	9.51	7.84

The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

September 2011	$10.62	9.00
October 2011	10.69	9.10
November 2011	10.56	7.31
December 2011	8.61	7.93
January 2012.	9.20	7.84
February 2012	9.51	8.17
March 2012 (through March 15, 2012)	9.36	8.69

Markets

See “Offer and Listing Details” above.

ITEM 10.                   ADDITIONAL INFORMATION

Memorandum and Articles of Association

A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The memorandum of association as amended in October 2007 was previously provided in our annual report on Form 20-F for the year 2007 and is incorporated herein by reference.  The articles of association as amended in September 2011 are included as Exhibit 1.2 to this annual report. .

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

General Corporate Tax Structure in Israel

Taxable income of Israeli company is subject to tax at the rate of, 24% in 2011.  According to recent tax legislation the corporate tax rate was increased to 25% starting in 2012.

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

Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2011, we did not generate income under the provisions of the new law.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, retroactive from January 1, 2003 through December 31, 2011 and 25% thereafter. Additionally, if such individual shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25% retroactive from January 1, 2003 through December 31, 2011, and 30% thereafter  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares.

The tax basis of publicly-traded shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S company is holding 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%.  As stated earlier, dividends of income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are grantor trusts;

•	are S corporations;

•	are certain former citizens or long-term residents of the United States;

•	are financial institutions;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	are real estate investment trusts or regulated investment companies;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.  For example, this discussion does not address any aspect of state, local or non-U.S. tax laws, the possible application of the alternative minimum tax or United States federal gift or estate taxes.

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, owning or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws to his or her particular circumstances.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.   Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in its ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.  The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  for taxable years beginning on or before December 31, 2012 (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a foreign corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States such as the Nasdaq Global Select Market or such corporation is eligible for the benefits of an income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which includes an exchange of information program.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2011.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2011, U.S. holders who acquired our ordinary shares in 2011 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2011 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

You may also visit us on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS and NOK. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2011, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $4.8 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $4.8 million in our net assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings.  As of December 31, 2011, we had outstanding forward contracts in the amount of $60 million for a period of up to twelve months.  During the year ended December 31, 2011 we recognized a loss of $0.5 million as a result of derivative instruments.

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

PART II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Amendment to Articles

In September, 2011, our shareholders approved an amendment to our Articles of Association to reflect revisions allowing us to indemnify and insure our officers and directors to the full extent permitted by law following recent amendments to the Companies Law imposing administrative sanctions against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law.

This amendment was described in Item A of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on September 27, 2011, included in our report on Form 6-K, furnished to the SEC on August 19, 2011, which is incorporated herein by reference. The text of the amendments to our Memorandum and Articles of Association as amended in September 2011 are incorporated herein by reference.

Use of Proceeds

As of December 31, 2011 approximately 92% of the net offering proceeds remaining from our initial public offering and from our follow-on offering were invested in short-term investments.  The 8% balance of the net offering proceeds was invested in long-term investments.  During fiscal year 2011, we used the proceeds for capital expenditures and general corporate purposes.

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

(b) Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has excluded Nera from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by us during the first quarter of 2011.  Total assets and revenues of Nera, which were consolidated in our financial statements, included elsewhere in this annual report, represent approximately 36% and 43%, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2011.

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

(c) Attestation Report of Independent Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under “Item 18. Financial Statements” on pages F-3 – F-4, and such report is incorporated herein by reference.

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                   [RESERVED]

ITEM 16A.                AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.                CODE OF ETHICS

In November 2003, the Company’s board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics Compliance Program.  A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).  In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES – STILL TO COME

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm and the percentage of each of the fees out of the total amount billed by the auditors.

	Year Ended December 31,
	2010		2011
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$271,000	43	$1,017,000	68
Tax Fees (2)	51,000	8	285,000	19
Other Services(3)	308,000	49	202,000	13
Total	$630,000	100	$1,504,000	100

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice
(3)	Other Services relate to transactional activities.

Policies and Procedures

Our audit committee has adopted a policy and procedures for approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global.  The policy requires the audit committee’s approval of the scope of the engagement of our independent auditor.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.  All of the fees listed in the table above were approved by our audit committee.

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

PART III

ITEM 17.                   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                   FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-51 hereof.

ITEM 19.                   EXHIBITS

1.1	Memorandum of Association, as amended October 25, 2007 (English translation)*
1.2	Articles of Association, as amended September 27, 2011
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
4.2	Share Purchase Agreement, dated as of January 19, 2011, by and among the Company and Ceragon (UK) Ltd., and Eltek ASA, Networks Holdings AS and Nera Networks AS***
4.3	Escrow Agreement dated as of January 19, 2011 by and among Ceragon (UK) Ltd., Networks Holdings AS and Advokatfirmaet Schjødt DA***
4.4	Bank Hapoalim Loan Agreements, dated as of January 18, 2011 by and among the Company and Bank Hapoalim B.M. (English summary of the material terms)***
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

* Previously filed as exhibits 1.1 to the Company’s Annual Report on Form 20-F for the year 2008 and incorporated herein by reference.
** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.
*** Previously filed as exhibits 4.2, 4.3 and 4.4 to the Company’s Annual Report on Form 20-F for the year 2010 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By: /s/    Ira Palti

Name:	Ira Palti
Title:	President and Chief Executive Officer

Date: April 5, 2012

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 5th, 2012	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Nera Networks AS (the "Acquired Entity"), which was acquired in 2011. The Acquired Entity's assets and revenues are included in the Company's 2011 consolidated financial statements and constituted $150 million of total assets as of December 31, 2011 and $192 million of revenues for the period then ended. Our audit of internal control over financial reporting of the Acquired Entity also did not include an evaluation of the internal control over financial reporting of the Acquired Entity.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 5, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 5, 2012	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$37,725	$28,991
Short-term bank deposits		23,357	7,159
Marketable securities	3	7,363	9,665
Trade receivables (net of allowance for doubtful accounts of $ 3,383 and $ 3,595 at December 31, 2010 and 2011, respectively)		88,074	143,247
Other accounts receivable and prepaid expenses	4	15,425	37,281
Deferred tax assets, net		4,057	8,622
Inventories	5	65,921	93,465

Total current assets		241,922	328,430

NON-CURRENT ASSETS:
Marketable securities	3	13,088	3,716
Deferred tax assets, net		8,829	8,898
Severance pay and pension fund		6,039	6,360
Other non-current assets		-	5,257

Total long-term assets		27,956	24,231

PROPERTY AND EQUIPMENT, NET	6	16,211	30,465

INTANGIBLE ASSETS, NET	7	-	13,439
GOODWILL	8	1,093	14,593

Toal assets		$287,182	$411,158

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2010	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	10	$-	$8,232
Trade payables		40,537	77,395
Deferred revenues		20,661	38,308
Other accounts payable and accrued expenses	9	13,215	49,508

Total current liabilities		74,413	173,443

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	10	$-	$26,768
Accrued severance pay and pensions	11	8,600	11,996
Other long-term liabilities	12d,14j	-	37,900

Total long-term liabilities		8,600	76,664

COMMITMENTS AND CONTINGENT LIABILITIES	12

SHAREHOLDERS' EQUITY:	13
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2010 and 2011; Issued: 38,749,398 and 39,806,520 shares at December 31, 2010 and 2011, respectively; Outstanding: 35,267,875 and 36,324,997 shares at December 31, 2010 and 2011, respectively		95	97
Additional paid-in capital		300,875	311,911
Treasury shares at cost - 3,481,523 Ordinary shares as of December 31, 2010 and 2011.		(20,091)	(20,091)
Accumulated other comprehensive income (loss), net of taxes		159	(343)
Accumulated deficit		(76,869)	(130,523)

Total shareholders' equity		204,169	161,051

Total liabilities and shareholders' equity		$287,182	$411,158

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2009	2010	2011

Revenues	15b	$184,220	$249,852	$445,269
Cost of revenues	15b	122,662	160,470	323,191

Gross profit		61,558	89,382	122,078

Operating expenses:
Research and development, net		18,954	25,115	50,456
Selling and marketing		29,251	37,179	81,716
General and administrative		10,705	12,328	26,524
Restructuring costs	1b2	-	-	7,834
Acquisition related costs	1b2	-	775	4,919

Total operating expenses		58,910	75,397	171,449

Operating profit (loss)		2,648	13,985	(49,371)
Financial income (expenses), net	16a	1,496	1,255	(2,024)

Income (loss) before taxes on income		4,144	15,240	(51,395)

Taxes on income	14e	489	1,178	2,259

Net income (loss)		$3,655	$14,062	$(53,654)

Net earnings (loss) per share:	16b

Basic net earnings (loss) per share		$0.11	$0.40	$(1.49)

Diluted net earnings (loss) per share		$0.10	$0.38	$(1.49)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2009	35,586,701	$91	$285,141	$(7,923)	$193	$(94,586)	$25,890	$182,916

Exercise of stock options	682,912	1	2,988	-	-	-		2,989
Purchase of treasury shares at cost	(1,981,720)	-	-	(12,168)	-	-		(12,168)
Stock-based compensation expense	-	-	3,607	-	-	-		3,607
Comprehensive income:
Unrealized loss from hedging activities, net of taxes	-	-	-	-	(93)	-	$(93)	(93)
Net income	-	-	-	-	-	3,655	3,655	3,655
Total comprehensive income							$3,562
Balance as of December 31, 2009	34,287,893	92	291,736	(20,091)	100	(90,931)		180,906

Exercise of stock options	979,982	3	4,932	-	-	-		4,935
Stock-based compensation expense	-	-	4,207	-	-	-		4,207
Comprehensive income:
Unrealized gain from available-for-sale marketable securities, net of taxes	-	-	-	-	159	-	$159	159
Unrealized loss from hedging activities, net of taxes	-	-	-	-	(100)	-	(100)	(100)
Net income	-	-	-	-	-	14,062	14,062	14,062
Total comprehensive income							$14,121
Balance as of December 31, 2010	35,267,875	$95	$300,875	$(20,091)	$159	$(76,869)		$204,169

Exercise of stock options	1,057,122	2	4,472	-	-	-		4,474
Stock-based compensation expense	-	-	6,564	-	-	-		6,564
Comprehensive income:
Unrealized gain from available-for-sale marketable securities, net of taxes	-	-	-	-	234	-	$234	234
Change in unrealized loss from hedging activities, net of taxes	-	-	-	-	(492)	-	(492)	(492)
Foreign currency translation differences	-	-	-	-	(244)	-	(244)	(244)
Net loss	-	-	-	-	-	(53,654)	(53,654)	(53,654)
Total comprehensive income							$(54,156)
Balance as of December 31, 2011	36,324,997	$97	$311,911	$(20,091)	$(343)	$(130,523)		$161,051

As of December 31, 2009, 2010 and 2011, accumulated other comprehensive income (loss) was comprised of foreign currency translation adjustments of $ 0, $ 0 and $ (244), unrealized gains on marketable securities, net of tax, of $ 0, $ 159 and $ 234, and unrealized gains (losses) on derivative instruments, net of tax, of $ (93), $ (100) and $ (492).

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$3,655	$14,062	$(53,654)
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,283	4,712	14,393
Stock-based compensation expense	3,607	4,207	6,564
Accrued severance pay, net and pensions	(379)	358	(1,125)
Decrease (increase) in accrued interest and exchange rate on bank deposits	73	(276)	(271)
Accrued interest and amortization of premium on marketable securities	264	144	647
Decrease (increase) in trade receivables, net	2,359	(19,622)	(3,342)
Decrease (increase) in other accounts receivable and prepaid expenses	2,365	(7,607)	6,782
Decrease (increase) in inventories, net of write-off	(25,415)	4	40,643
Increase (decrease) in trade payables	12,813	(11,670)	(3,753)
Increase (decrease) in deferred revenues	12,662	2,113	(11,925)
Increase in deferred tax asset, net	(281)	(469)	(1,237)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	1,806	3,347	(13,847)

Net cash provided by (used in) operating activities	16,812	(10,697)	(20,125)

Cash flows from investing activities:
Purchase of property and equipment	(6,737)	(9,798)	(14,447)
Payment of business acquired, net of cash (Schedule A)	-	(1,232)	(42,405)
Investment in short and long-term bank deposits	(44,009)	(13,754)	(7,304)
Proceeds from maturities of short and long-term bank deposits	46,177	31,680	25,664
Investment in marketable securities	(4,703)	(18,339)	-
Proceeds from maturities of marketable securities	1,754	16,591	4,258
Proceeds from sale of marketable securities	-	-	6,201
Proceeds from realized callable held-to-maturity marketable security	10,000	-	-

Net cash provided by (used in) investing activities	2,482	5,148	(28,033)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from financing activities:
Purchase of treasury shares at cost	(12,168)	-	-
Change in long-term loans	-	-	35,000
Proceeds from exercise of stock options	2,989	4,935	4,474

Net cash provided by (used in) financing activities	(9,179)	4,935	39,474

Effect of exchange rate changes on cash	-	-	(50)

Increase (decrease) in cash and cash equivalents	10,115	(614)	(8,734)
Cash and cash equivalents at the beginning of the year	28,224	38,339	37,725

Cash and cash equivalents at the end of the year	$38,339	$37,725	$28,991

Supplemental disclosures of non cash financing and investing activities:

Purchase of property and equipment	$1,364	$672	$617

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$377	$856	$3,849

Cash paid during the year for interest	$-	$-	$1,029

Schedule A:
Acquisitions of subsidiaries and business operations (See note 1b).

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$-	$132	$44,551
Property, plant and equipment	-	7	9,500
Other long-term assets	-	-	8,581
Goodwill and other intangible assets	-	1,093	31,358
Deferred income taxes, net	-	-	3,550
Long-term liabilities	-	-	(55,135)

	$-	$1,232	$42,405

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a wireless backhaul manufacturer.  The Company provides solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  The company’s wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network.

The Company’s solutions support all wireless access technologies, including GSM, W-CDMA, CDMA, EV-DO, HSPA, LTE and WiMAX. The Company’s systems also serve evolving network architectures including all-IP long haul, heterogeneous networks, small-cell applications and more.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has thirty three wholly-owned subsidiaries worldwide. The subsidiaries provide marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see Note 15.

b.	Acquisitions:

1.
On September 14, 2010 (the "acquisition date") the Company acquired 100% of the shares of Elxys Innovations – Electronics Circuits and Systems S.A ("Elxys"), designer of advanced, next generation RFICs, a private company, for consideration of $ 1,600 paid in cash. An amount of $ 500 out of the consideration was deposited in escrow for 18 months. In addition, the Company granted 200,000 restricted shares units (the "RSUs") to key-employees with vesting period over 4 years from the acquisition date, 25% after each anniversary. These RSUs were valued in the amount of $ 1,878, and are being recognized as part of stock-based compensation expenses in the statement of operations.

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

2.
On January 19, 2011 ("acquisition date"), the Company completed the purchase of all the share capital of Nera Networks AS and its subsidiaries (the "Nera") from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011 (the "SPA"). At the time of the acquisition, Nera was a privately-owned Norwegian company, headquartered in Bergen, Norway, a leading manufacturer of microwave radio systems and a leading expert in long distance microwave links. The acquisition of Nera expands the Company's position as part of its overall strategy to become a premier microwave backhaul specialist at a crucial juncture for the industry.

The consideration for all of the shares of Nera was $ 57,175, which was funded through a combination of cash on hand and $ 35,000 of bank debt (For more information see note 10). An amount of $ 10,000 out of the consideration was deposited in escrow for 18 months subject to the sale of Nera's shares. January 19, 2011 was considered to be the acquisition date, as control was obtained, assets were received and liabilities assumed.

Eltek ASA undertook not to compete with the Company for a period of five years.

In connection with the SPA and on the same day, Nera entered into: (i) a Trademark Purchase Agreement with Nera Telecommunications Ltd. ("Neratel"), a subsidiary of Eltek ASA, under which it sold to NeraTel certain trade names and domain names of Nera, while retaining a right to use the name "Nera" for the first two years, and Neratel undertook a three year period non-compete; and (ii) a non-exclusive OEM Agreement with a subsidiary of Neratel, under which such subsidiary shall purchase products from Nera for their resale under its private label, in the region of the Middle East, North Africa and Asia-Pacific and provide certain sub-contract services to customers of Nera in the Middle East.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Nera. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The results of the Nera operations have been included in the consolidated financial statements since January 19, 2011.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets *)	$172,334
Property, plant and equipment, net	9,500
Non-current assets	8,581
Deferred tax assets, net	3,550
Intangible assets	17,700
Goodwill	13,658

Total assets acquired	225,323

Current liabilities	(113,013)
Long-term liabilities	(55,135)

Total liabilities assumed	(168,148)

Net assets acquired	$57,175

*)
Current Assets includes step-up related to inventory and deferred revenue in total aggregate amount of $4,185 and $16,226, respectively.  As of December 31, 2011 the outstanding balances amounted to $224 and $4,746, respectively.

Intangible Assets

In performing the purchase price allocation, the Company management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Nera’s products. The fair value of intangible assets was determined based on an appraisal performed by management with the assistance of independent appraisers, and was based on an income approach.

The following table sets forth the components of intangible assets associated with the Nera Acquisition:

	Fair value	Useful life	Amortization method

Customer relationships	$8,300	7 years	Acceleration
Technology	8,600	7 years	Straight line
Trade names	800	2 years	Straight line

Total intangible assets	$17,700	(**)

(*)	Weighted average amortization period of 6.8 years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Customer relationships represent relationships with customer through whom Nera generates its revenue, capable of being separated or divided from the entity and sold, or transferred.

Technology includes Nera’s internally developed proprietary technologies, features, platforms, and offerings, capable of being separated or divided from the entity and sold, transferred, or licensed.

Trade names value consists of the right to use for two years Nera’s trade names, trademarks, logos and URLs, capable of being separated or divided from the entity and sold, transferred, or licensed.

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the years ended December 31, 2010 and 2011 assuming that the acquisitions of Nera occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred, had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,	Year ended December 31,
	2010	2011
	Unaudited	Unaudited

Revenues	$523,889	$449,094

Net loss	$38,611	$44,796

Acquisition costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition for the years ended December 31, 2010 and 2011 amounted to $ 775 and $ 4,919, respectively, and were included in operating expenses, as acquisition related cost.

During the first quarter of fiscal year 2011, the Company approved a plan to restructure certain operations of the Company to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded were based on restructuring plan that have been committed to by the Company management.

The total estimated restructuring costs associated with exiting activities of the Company were $ 7,834, consisting primarily from employee severance and recorded in operating expenses, as a restructuring cost. As of December 31, 2011, the total liability balance for the restructuring plan is $ 1,330 which expected to be paid through 2012.

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

Statement of income items - average exchange rates prevailing during the year.

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of operations in financial income, net.

The financial statements of the Company’s Brazilian subsidiaries whose functional currency is not the dollar, have been re-measured and translated into dollars.  All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates.  All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

As of December 31, 2011, other comprehensive loss amounted to $ 244 was related to Foreign currency translation differences.

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

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in NIS and U.S. dollars and bear interest at an average rate of 2.08% and 2.29% as of December 31, 2010 and 2011 respectively. The short-term bank deposits are presented at their cost, including accrued interest.

As of December 31, 2011, short-term bank deposits in the amount of up to $ 7,082 are restricted for a period of up to 6 months against bank guarantees provided to customers (see also Note 12b.)

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

Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial income, net" and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial income (expenses), net".

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. During 2009, 2010 and 2011 no other-than-temporary impairments were identified.

h.	Inventories:

Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost, if any. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, if required the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 - 33
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2009, 2010 and 2011, no impairment losses have been identified.

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 14f.

The Company adopted ASC topic 740-10, "Income Taxes", ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 14j.

l.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company’s financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, "Intangible - Goodwill and Other", ("ASC 350") according to which goodwill is not amortized. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. The Company operates as one reporting unit. Therefore, goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined, using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable unit. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present.

The Company operates in one operating segment, and this segment comprises its only reporting unit. Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 2 to 7 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.  If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2010 and 2011, no impairment losses have been identified.

m.	Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers ("OEM").

Revenues from product sales are recognized in accordance with ASC topic 605-10, "Revenue recognition" and with ASC 605-25 "Multiple-Element Arrangements", ("ASC 605"), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other know factors. Such provisions are immaterial as of December 31, 2010 and 2011, respectively.

In October 2009, the FASB issued ASU 605-25, "Multiple-Deliverable Revenue Arrangements". The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement by elimination of the residual method and requires the allocation of arrangement consideration to each deliverable to be based on using the relative selling price method.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted this standard as of the beginning of fiscal 2011 on a prospective basis for new and materially modified deals that include the sale of products and post delivery installation services, originating after January 1, 2011.  For the year ended December 31, 2011, the impact of the adoption of this standard was an increase in revenues in an amount of approximately $23,900.

For  2011 and future periods, pursuant to the guidance of ASU 605-25, when a sales arrangement contains multiple elements, such as equipment and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (‘‘VSOE’’) if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

The Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement in which the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever the arrangement does not include a general right of return relative to the delivered item or delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met and the installation revenues are deferred to the period in which such installation occurs (but not less than the amount contingent upon completion of installation, if any) using relative selling prices of each of the deliverables based on the aforementioned selling price hierarchy.

The Company determines the selling price in its multiple-element arrangements by reviewing historical transactions, and considering internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with management, taking into consideration the pricing model and strategy.
When sale arrangements include a customer acceptance provision, revenue is recognized when the Company has demonstrated that the criteria specified in the acceptance provision have been satisfied or as the acceptance provision has lapsed and deemed to be attained.

To assess the probability of collection for revenue recognition purposes, the Company analyzes historical collection experience, current economic trends and the financial position of its customers. On the basis of these criterions, the Company concludes whether revenue recognition should be deferred and recognized on a cash basis.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

n.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2009, 2010 and 2011 were approximately $ 341, $ 643 and $ (666), respectively.

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

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" at level 2 (see also Note 2v). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS and NOK with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by ASC 815 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective.

As of December 31, 2011, the Company had outstanding forward exchange contracts for the acquisition of NIS 127,716 and NOK 157,264 in consideration for $59,985 maturing in a period of up to one year. As of December 31, 2011, the company recorded accumulated unrealized loss in other comprehensive income, net of taxes, in the amount of $492 from its forward contracts with respect to anticipated payroll payment expected in 2012.

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

	Loss
	recognized in
	other
	comprehensive		Gain (loss) Recognized
	Income	Statement	in Statements of Income
	December 31,	of income	Year ended December 31,
	2011	item	2010	2011

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$(492)	Operarting expenses	$503	$(267)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(375)	(287)

Total	$(492)		$128	$(554)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and trade payables.

The majority of the Company's cash and cash equivalents and short-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash and cash equivalents and deposits may be redeemed upon demand and, therefore, bear minimal risk. Management believes that the financial institutions that hold the Company's and its subsidiaries' investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities consist of securities issued by debentures of corporations and Venezuelan government. The Company's investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

The Company's trade receivables are geographically diversified and derived from sales to customers mainly in the Europe, Latin America and Asia. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Allowance for doubtful accounts amounted to $ 3,383 and $ 3,595 as of December 31, 2010 and 2011, respectively.

Total doubtful debt expenses during 2009, 2010 and 2011 amounted to $ 620, $ 614 and $ 212, respectively. Total write offs amounted to $ 283, $ 85 and $ 0 in 2009, 2010 and 2011, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Transfers of financial assets:

ASC 860 "Transfers and Servicing", ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to two Israeli financial institutions.

During the years ended December 31, 2009, 2010 and 2011, the Company sold trade receivables to Israeli financial institutions in a total amount of $ 0, $ 0 and $ 5,866, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

s.	Severance pay:

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

Severance expense for the years ended December 31, 2009, 2010 and 2011, amounted to approximately $ 1,321, $ 1,519 and $ 1,747, respectively.

t.	Pension accrual:

The Company accounts, for its obligations for pension and other postretirement benefits, in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to Note 11.

u.	Accounting for stock-based compensation:

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2009, 2010 and 2011:

	December 31,
	2009	2010	2011

Dividend yield	0%	0%	0%
Volatility	56%-74%	41%-66%	37%-60%
Risk free interest	0.26%-3.71%	0.25%-3.9%	0.1%-3.48%
Early exercise multiple	2.0 -2.50	2.0-2.50	1.85-2.60

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

v.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

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

The marketable securities fair value, based on quoted market prices, classified within Level 1 (see also note 3).

The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

w.	Restructuring costs:

During the first quarter of 2011, the Company initiated a restructuring plan to improve its operating efficiency as consequence of Nera acquisition. The Company accounts for restructuring activities in accordance to ASC topic 420, "Exit or Disposal Cost Obligations" and ASC 712 "Compensation-Nonretirement Postemployment Benefits" ("ASC 712"), which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred and for contractual postemployment benefits under ASC 712 when it is probable that the employees will be entitled to the benefits, the amount is estimable. For more information see note 1b2.

x.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. As of December 31, 2010 and 2011 Accumulated other Comprehensive income (loss) amounted to $ 159 and $ (343), respectively, related to unrealized gains from available-for-sale securities, net of taxes, loss on hedging derivative instruments, net of taxes and foreign currency translation differences.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Treasury shares

The Company repurchased its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

z.	Basic and diluted net earnings per share:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 1,633,057, 940,060 and 5,154,612 for the years ended December 31, 2009, 2010 and 2011, respectively.

aa.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

ab.	Reclassification:

Certain amounts in prior years' statement of operations have been reclassified to conform to the current year's presentation. In prior years expenses of the company's information system department were allocated to cost of revenues and operating expenses while in 2010 management decided to include all expenses in general and administrative expenses.

ac.	Impact of recently issued Accounting Standards:

1.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. The Company is currently evaluating the effect of ASU No. 2011-05, but does not expect its adoption will have a material effect on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12, "Comprehensive Income (Topic 220)". The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-5 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact of this update on the consolidated financial statements.

3.
In November 2011, the FASB issued Accounting Standards 2011-08 "Intangibles-Goodwill and Other (Topic 350): testing Goodwill for impairment", which introduced an optional qualitative assessment for testing goodwill for impairment that may allow companies to skip the annual two-step test. ASU 2011-08 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying amount. If that is the case, the company would have to perform the annual two-step impairment test. The ASU is effective for fiscal years beginning after 15 December 2011. Early adoption is permitted. The Company is currently evaluating the effect of ASU No. 2011-08, but does not expect its adoption will have a material effect on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       MARKETABLE SECURITIES

The following is a summary of marketable securities at December 31, 2010 and 2011:

	2010				2011
	Amortized	Gross unrealized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	losses	value	cost	gains	value

Government bonds	$2,013	$-	$-	$2,013	$400	$0	$400
Corporate debentures	18,258	180	-	18,438	12,909	72	12,981

	$20,271	$180	$-	$20,451	$13,309	$72	$13,381

Aggregate maturities of marketable securities for years subsequent to December 31, 2011 are:

	Amortized cost	Fair market value

2012 (short-term marketable securities)	$9,595	$9,665
2013	-	-
2014 and thereafter	3,714	3,716

	$13,309	$13,381

During 2011, the Company recorded proceeds from sales and maturity of these securities in amount of $ 6,201 and $ 4,258, respectively.

As of December 31, 2010 and 2011, interest receivable amounted to $ 307 and $ 213, respectively, and is included within other accounts receivable in the balance sheets.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Government authorities	$2,902	$13,789
Advances to suppliers	6,153	7,126
Deferred charges and prepaid expenses	5,748	12,358
Other	622	4,008

	$15,425	$37,281

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INVENTORIES

	December 31,
	2010	2011

Raw materials	$7,417	$14,418
Work in progress	203	1,723
Finished products	58,301	77,324

	$65,921	$93,465

Finished products include products shipped to customers for which revenues were not recognized as of December 31, 2011. Such products amounted to $ 30,228 and $ 49,101 at December 31, 2010 and 2011, respectively.

During the year ended December 31, 2009, 2010 and 2011, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 4,185, $ 1,963 and $ 3,483, respectively, that have been included in cost of revenues.

Inventory write-off provision as of December 31 2011 and 2010 amounted of $ 3,505 and $ 1,182, respectively.

NOTE 6:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011

Cost:
Computers, manufacturing, peripheral equipment *)	$33,185	$78,367
Office furniture and equipment	2,008	4,391
Leasehold improvements	1,019	1,823

	36,212	84,581
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	18,031	49,995
Office furniture and equipment	1,195	2,837
Leasehold improvements	775	1,284

	20,001	54,116

Depreciated cost	$16,211	$30,465
Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were $ 3,283, $ 4,712 and $ 10,231, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets:

December 31,
2011

Original amounts:

Technology	$8,600
Trademarks	800
Customer relationships *)	8,200

17,600

Accumulated amortization:

Technology	1,165
Trademarks	379
Customer relationships	2,617

4,161

Other intangible assets, net	$13,439

*)	Including functional currency translation adjustments related to Brazilian subsidiary.

b.	Amortization expense amounted to $ 4,161 for the year ended December 31, 2011.

c.	The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

December 31,

2012	$3,526
2013	2,578
2014	2,159
2015	1,880
2016 and thereafter	3,296

$13,439

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

	Year ended December 31,
	2010	2011

January 1,	$-	$1,093
Acquisition of Elxys	1,093	-
Acquisition of Nera	-	13,658
Functional currency translation adjustments *)	-	(158)

December 31,	$1,093	$14,593

*)	Including functional currency translation adjustments related to Brazilian subsidiary.

NOTE 9:-       OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2011

Employees and payroll accruals	$8,368	$13,650
Provision for warranty costs	2,142	6,655
Government authorities	1,036	5,156
Accrued expenses	852	18,092
Other	817	3,756

	$13,215	$47,309

NOTE 10:-    LONG-TERM LOAN

In order to finance the consideration of Nera acquisition the Company entered into a loan agreement with Bank Hapoalim Ltd (the "Loan Agreement", the "Bank", respectively) for a loan in the principal amount of $ 35,000.

The Loan Agreement provides that the principal amount of $ 35,000 bear interest at a rate of Libor + 3.15%, which Libor is updated every three months. As of December 31, 2011 the accrued interest is $141 and is recorded as part of the accrued expenses. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    LONG-TERM LOAN (Cont.)

The maturities of the principal amount for periods after December 31, 2011 are as follows:

2012 - current maturities	$8,232
2013	8,232
2014	8,232
2015	8,232
2016	2,072
$35,000

The financial covenants that the Company undertook to maintain regarding to Loan Agreement under Nera acquisition are as follows:

1.	The ratio of the shareholders' equity in relation to the total assets shall not, at any given time, be lower than 35%;

2.	The sum of the shareholders' equity shall not at any given time be lower than the total sum of $100 million; and

3.	The ratio of the net financial debt in relation to the working capital shall not exceed, at any given time, 30%.

Repayment of the loan may be accelerated by the Bank in certain events of default including in insolvency events, failure to comply with financial covenants and an event whereby we will no longer be a traded company. As of December 31, 2011 the Company has maintained all the aforementioned financial covenants.

NOTE 11:-	PENSION LIABILITIES

The Norwegian subsidiary (“Nera AS”) Nera has both defined benefit scheme (overfunded and underfunded) and defined contribution schemes.

Defined contribution - overfunded - Under the defined contributions scheme Nera AS makes a payment to the insurance company who administer the fund on behalf of the employee. Nera AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2011 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee’s services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme - overfunded - Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2011 the pension scheme has 102 members out of which 92 are retired. The fair value of plan assets exceeds the defined benefit obligation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	PENSION LIABILITIES (Cont.)

Defined benefit scheme - underfunded - The underfunded defined benefit scheme mainly consists of a pension agreement for former executives and of early retirement pensions (the "AFP"). The Pension scheme for former executives is stopped for admission. The scheme gives right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme.

The AFP arrangement has been terminated in 2010. The AFP-liability following the old scheme was recognized in the balance sheet as debt and was recognized as income in 2010, with the exception of the liability relating to previous employees who are now retirees in this scheme.

With the termination of the old AFP (early retirement) scheme there was a deficit. The liability is set to best estimates, the present value of estimated future premium payments in the period 2011-2015.

Additionally, Nera has an agreed early retirement scheme (AFP). The new AFP-scheme, in force from 1 January 2011, is a defined benefit multi-enterprise scheme, but is recognized in the accounts as a defined contribution scheme until reliable and sufficient information is available for the group to recognize its proportional share of pension cost, pension liability and pension funds in the scheme. Nera’s liabilities are therefore not recognized as liability in the balance sheet.

The difference between the liability (the Projected Benefit Obligation or PBO as defined in ASC No. 715 “Compensation - Retirement Benefits” (“ASC 715”) and the market value of the plan assets is accounted for on the financial statements of the Company.

The liabilities in respect of Nera AS’s pension plans have been recalculated based on updated employee numbers and asset values at December 31, 2011. These plans together represent 100% of the PBO of the entire group. The value for the other liabilities has been projected from the results of the valuation on the date of Acquisition and updated for changes in discount rate.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	PENSION LIABILITIES (Cont.)

The following tables provide a reconciliation of the changes in the plans’ benefits obligation and fair value of assets for the year ended December 31, 2011, and the statement of funded status as of December 31, 2011:

December 31, 2011

Accumulated benefit obligation	$9,860

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$-
Liability assumed at the acquisition date of Nera	11,532
Service cost	59
Interest cost	323
Expenses paid	(1,296)
Actuarial gain	(626)

Projected benefit obligation at end of year	$9,992

December 31, 2011

Change in plan assets
Fair value of plan assets at beginning of year	$-
Acquisition of Nera	7,500
Actual return on plan assets	272
Employer contributions to plan	52
Expenses paid	(702)

Fair value of plan assets at end of year	$7,122

The assumptions used in the measurement of the Company’ benefits obligations as of December 31, 2011 is as follows:

December 31, 2011
Weighted-average assumptions
Discount rate	3.8%
Expected return on plan assets	4.1%
Rate of compensation increase	3.5%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used.  The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is determined considering the yield of government bonds.  For purposes of calculating the 2011 net periodic benefit cost and the benefit obligation, the Company used a discount rate of 3.8%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	PENSION LIABILITIES (Cont.)

The following table provides the components of net periodic benefits cost for the year ended December 31, 2011:

December 31, 2011
Components of net periodic benefit cost
Service cost	$59
Interest cost	323
Expected return on plan assets	(272)
Amortization of net loss	-
Settlement gain recognized	-

Net periodic benefit cost	$110

Benefit payments are expected to be paid as follows:

December 31, 2011

2012	$817
2013	561
2014	361
2015	223
2016 and thereafter	908

$2,870

The plan asset allocations at December 31, 2011is as follows:

December 31, 2011

Bonds	49.0%
Real estate	16.0%
Cash	17.0%
Shares	18.0%

100%

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations as net periodic pension cost as incurred.

       For the year ended December 31, 2011, an actuarial gain of $325 was recognized in income statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2011, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2012	$6,627	$1,167	$7,794
2013	3,173	766	3,939
2014	520	323	843
2015	151	94	245
2016 and thereafter	37	-	37

	$10,508	$2,350	$12,858

Expenses for lease of facilities for the years ended December 31, 2009, 2010 and 2011 were approximately $ 2,008, $ 2,466 and $ 10,334, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2009, 2010 and 2011 were approximately $ 1,221, $ 1,206 and $ 1,514, respectively.

b.	Charges and guarantees:

As of December 31, 2011, the Company provided bank guarantees in an aggregate amount of $ 30,780 with respect to tender offer guarantees and performance guarantees to its customers.

c.	Litigations:

Certain claims have been made against the Company or its subsidiaries. The Company cannot estimate the exposure amount, and in any case, these allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

d.	Indirect taxes:

The Company recorded a provision for indirect tax liabilities in Latin America, mainly related to VAT and Custom duties, in the amount of approximately $26 million.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

The Ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol "CRNT".

a.	General:

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

2.
Upon adoption of its share option plans, the Company reserved for issuance 17,920,688 ordinary shares in accordance with the respective terms thereof. As of December 31, 2011, the Company still has 1,129,623 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

3.	On September 6, 2010, the Company's board of directors amended the 2003 Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such 2003 Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

4.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2011
	Number of options and RSUs	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year *)	4,928,236	$6.15
Granted	1,795,502	$11.79
Exercised	(1,057,122)	$4.24
Forfeited or expired	(210,272)	$9.92

Outstanding at end of the year	5,456,344	$8.23	7.01	$7,256

Options exercisable at end of the year	2,928,548	$6.58	5.55	$5,547

Vested and expected to vest	5,198,660	$8.08	6.91	$7,204

*)	including 200,000 RSUs granted (see Note 1b1).

The Company's options are generally granted at exercise prices which are equal to the average market value of the Ordinary shares in the period of 30 trading day prior to the grant date. The weighted average grant date fair values of the options granted during 2009, 2010 and 2011 were $ 3.99, $ 5.89 and $ 5.63, respectively. Grant date fair value of the RSUs granted during 2010 was $ 9.39.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options exercised during the years ended December 31, 2010 and 2011 were $ 6,109 and $ 7,278, respectively. As of December 31, 2011, there was $ 6,056 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 1,238 under the Company's RSUs plan.

That cost is expected to be recognized over a weighted-average period of approximately one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2011	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	150,000			-		-
0.00-2.00	76,275	0.51	1.48	76,275	0.51	1.48
2.34-3.90	98,475	2.93	3.89	98,475	2.93	3.89
4.09-5.98	2,044,894	5.05	5.16	1,794,049	4.79	5.10
6.12-7.96	60,864	6.11	6.80	39,639	5.09	6.75
8.16-9.98	1,184,004	8.26	9.11	588,290	7.59	9.13
10.19-14.3	1,841,832	8.90	12.31	331,820	7.99	11.98

	5,456,344	7.01	8.23	2,928,548	5.55	6.58

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2009, 2010 and 2011, was comprised as follows:

	Year ended December 31,
	2009	2010	2011

Cost of revenues	$256	$315	$255
Research and development *)	643	814	1,536
Selling and marketing	1,185	1,177	2,460
General and administrative	1,523	1,901	2,313

Total stock-based compensation expenses	$3,607	$4,207	$6,564

*)	Including $ 133 and $ 460 compensation expenses related to RSUs for the year ended December 31, 2010 and 2011, respectively.

c.	Treasury shares:

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and amortization of costs relating to know-how and patents over eight years, as a deduction for tax purposes.

b.	Corporate tax structure:

Taxable income of Israeli company is subject to tax at the rate of 24% in 2011.

In early November 2011, the Israeli Government issued a Memorandum of Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 ("the Memorandum of Law"), which proposes, among other things, to eliminate the outline for the gradual reduction of the corporate tax rate, effective from 2012. The Memorandum of Law also aims to raise the corporate tax rate to 25% in 2012. In view of the proposed increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will be increased respectively.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140	12%
NIS 140 - NIS 500	7%
More than NIS 500	5%

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

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

e.	The income tax expense (benefit) for the years ended December 31, 2009, 2010 and 2011 consisted of the following:

	Year ended December 31,
	2009	2010	2011

Current	$770	$1,647	$3,065
Deferred	(281)	(469)	(806)

	$489	$1,178	$2,259

Domestic (Israel)	$1,271	$(234)	$2,313
Foreign	(782)	1,412	(54)

	$489	$1,178	$2,259

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2010	2011
Deferred tax assets:

Net operating loss carry forward	$10,374	$33,344
Acquired intangibles	-	1,738
Other temporary differences relating to reserve and allowances	4,382	43,194

Deferred tax asset before valuation allowance	14,756	78,276
Valuation allowance	(1,870)	(59,018)

Deferred tax asset	$12,886	$19,258

Deferred tax liabilities:

Acquired intangibles	-	(1,738)

Deferred tax asset, net	$12,886	17,520

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 1,870 and $ 59,018 at December 31, 2010 and 2011, respectively.

g.	Net operating loss carryforward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2011 in the amount of approximately $ 21.4 million and $ 2.9 million, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2011, the Company's U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 1,923 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

As of December 31, 2011, the Company's Norwagian subsidiary had a net operating loss carryforward of approximately $ 76.3 million that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2011, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 9.3 million that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

h.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$2,475	$12,369	$(35,797)
Foreign	1,669	2,871	(15,598)

	$4,144	$15,240	$(51,395)

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2009	2010	2011
Income (loss) before taxes as reported in the consolidated statements of operations	$4,144	$15,240	$(51,395)

Statutory tax rate	26%	25%	24%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$1,078	$3,810	$(12,335)
Non-deductible expenses	501	647	3,061
Non-deductible expenses related to employee stock options	938	1,052	1,575
Changes in valuation allowance	(2,089)	(4,798)	8,984
Other	61	467	974

Actual tax expense (benefit)	$489	$1,178	$2,259

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TAXES ON INCOME (Cont.)

j.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2010	2011

Uncertain tax positions, beginning of year	$456	$673
Uncertain tax positions acquired during the year	-	9,266
Increases in tax positions for prior years	-	556
Decreases in tax positions for prior years	-	(987)
Increases in tax positions for current year	217	233

Uncertain tax positions, end of year	$673	$9,741

The Company has further accrued $ 0 and $ 1,624 due to interest and penalty related to uncertain tax positions as of December 31, 2010 and 2011, respectively.

As of December 31, 2011, the Company is subject to Israeli income tax audits for the tax years 2008 through 2011, to U.S. federal income tax audits for the tax years of 2008 through 2011 and to other income tax audits for the tax years of 2007 through 2011.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2009, 2010 and 2011 and long-lived assets as of December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011

Revenues from sales to unaffiliated customers:

Asia-Pacific	$67,743	$123,777	$119,634
Europe, Middle East and Africa	70,548	66,907	174,460
North America	29,017	41,450	46,442
Latin America	16,912	17,718	104,733

	$184,220	$249,852	$445,269

Property and equipment, net, by geographic areas:

Israel	$11,007	$15,325	$22,502

Others	802	886	8,071

	$11,809	$16,211	$30,573

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2009	2010	2011
	%

Customer A	*) -	19	*) -
Customer B	*) -	17	*) -
Customer C	19	*) -	*) -

*)	Less than 10% of total revenues

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2009	2010	2011

Financial income:
Interest on marketable securities and bank deposits	$1,998	$1,713	$2,643

Foreign currency translation differences and derivatives	209	424	2,563

	2,207	2,137	5,206
Financial expenses:
Bank charges and interest on loan	(327)	(495)	(3,448)
Foreign currency translation differences	(297)	(103)	(3,434)
Amortization of premium on marketable securities	(87)	(284)	(348)

	(711)	(882)	(7,230)

	$1,496	$1,255	$(2,024)

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2009	2010	2011
Numerator:
Numerator for basic and diluted net earnings per share - income (loss) available to shareholders of Ordinary shares	$3,655	$14,062	$(53,654)

Denominator:
Denominator for basic net earnings per share - weighted average number of shares	34,369,212	34,854,657	35,975,434

Effect of dilutive securities:
Employee stock options and RSU	1,427,666	1,710,173	-

Denominator for diluted net earnings per share - adjusted weighted average number of shares	35,796,878	36,564,830	35,975,434

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder of the Company who, as of December 31, 2010 and 2011, owned 6.4% and 6.2%, respectively of the Company's outstanding Ordinary shares. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company who, as of December 31, 2010 and 2011, owned 12.8% and 13.8% respectively of the Company's outstanding Ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,205, $ 1,333 and $ 1,476 in 2009, 2010 and 2011, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In 2011, the Company extended its facility lease agreement until December 2012. Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 1,488 in 2009, $ 1,757 in 2010 and $ 2,059 in 2011.

The Company purchases certain inventory components from members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 3,689, $ 6,380 and $ 1,305 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 214, $ 206 and $ 275 for the years ended December 31, 2009, 2010 and 2011, respectively.

Transactions with related parties:

	Year ended December 31,
	2009	2010	2011

Cost of revenues	$4,163	$6,853	$1,819

Research and development expenses	$894	$951	$1,010

Selling and marketing expenses	$1,035	$1,152	$1,308

General and administrative expenses	$290	$514	$704

Purchase of property and equipment	$214	$206	$275

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Balances with related parties:

	December 31,
	2010	2011

Trade payables, other accounts payable and accrued expenses	$3,335	$1,432