Form 20-F
period 2012-12-31
CERAGON NETWORKS LTD
filed 2013-04-03
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Donna Gershowitz, (+972) 3-543-1231 (tel.), (+972) 3-543-1600 (fax), 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary Shares, Par Value NIS 0.01	Name of Exchange of Which Registered Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   36,565,168 Ordinary Shares, NIS 0.01 par value.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2008 to 2012. The selected consolidated statement of operations data for the years 2010, 2011 and 2012, and the selected consolidated balance sheet data at December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of operations data for the years 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008, 2009 and 2010, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  You should read the consolidated financial data with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2008	2009	2010	2011	2012
	(In thousands, except share and per share data)
Revenues	$217,278	$184,220	$249,852	$445,269	$446,651
Cost of revenues	144,040	122,662	160,470	323,191	308,354

Gross profit	73,238	61,558	89,382	122,078	138,297

Operating expenses:
Research and development	19,413	18,954	25,115	50,456	47,487

Selling and marketing	31,663	29,251	37,179	81,716	77,326

General and administrative.	9,203	10,705	12,328	26,524	27,519

Restructuring costs	--	--	--	7,834	4,608

Acquisition related cost	--	--	775	4,919	--

Total operating expenses	60,279	58,910	75,397	171,449	156,940

Operating income (loss)	12,959	2,648	13,985	(49,371)	(18,643)
Financial income, (expense) net	2,184	1,496	1,255	(2,024)	(3,547)

Income (loss) before taxes	15,143	4,144	15,240	(51,395)	(22,190)
Tax benefit (taxes on income)	10,834	(489)	(1,178)	(2,259)	(1,201)
Net income (loss)	25,977	3,655	14,062	(53,654)	(23,391)

Basic net earnings (loss) per share	$0.70	$0.11	$0.40	$(1.49)	$(0.64)
Diluted net earnings (loss) per share	$0.68	$0.10	$0.38	$(1.49)	$(0.64)
Weighted average number of shares used in computing basic earnings (loss) per share	36,863,684	34,369,212	34,854,657	35,975,434	36,457,989
Weighted average number of shares used in computing diluted earnings (loss) per share	38,338,584	35,796,878	36,564,830	35,975,434	36,457,989

	At December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$97,761	$98,320	$81,533	$49,531	$51,589
Working capital	136,294	149,284	167,509	154,987	129,407
Total assets	244,221	269,373	287,182	411,158	393,596
Total long term liabilities	6,647	7,174	8,600	76,664	69,767
Shareholders’ equity	182,916	180,906	204,169	161,051	143,709

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

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition, which may differ from region to region, in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Siemens Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of smaller “specialist” microwave communications equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A., offer or are developing products that compete with our products. Some of our competitors are original equipment manufacturers through whom we market and sell our products, which means our business success may depend on these competitors to some extent.

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

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  Examples include our acquisition of Nera Networks AS (“Nera”) in January 2011 and, more recently, the 2012 acquisition by DragonWave of the microwave division of NSN, which itself was formed as a joint venture between Nokia and Siemens. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make additional strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

Currently, we and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers. As a result, we are likely to continue to experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to introduce new lower-cost products and product enhancements. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained.   Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from Tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability business, financial condition and results of operations.

Also, following our acquisition of Nera, we have increased sales of our products in Latin America, a region typically characterized, along with India, as having strong downward pricing pressures, in response to the rapid build-out of cellular networks in those geographies. For the years ended December 31, 2011 and 2012, 23% and 28%, respectively, of our revenues were earned in Latin America, the majority of which was derived from a  single customer group  and 10% and 12%, respectively, were earned in India. We expect that our revenues from sales of our products in Latin America and India will continue to constitute a significant portion of our business in the future.

  Challenging global economic conditions could also have adverse, wide-ranging effects on demand for our products and services and for the products of our customers.  The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment.  Continued adverse economic conditions, which still exist in certain jurisdictions, including certain countries in Europe, could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal considerations, which may adversely affect demand for network equipment.  Moreover, the level of demand by operators and other customers which buy our products and services can change quickly and can vary over short periods, including from month to month.

  If the current economic situation deteriorates or if the uncertainty and variations in the telecommunications industry continues, our business could be negatively impacted, including such areas as reduced demand for our products and services, slowed customer buying decisions, pricing pressures, supplier or customer disruptions, or insolvency of certain of our key distributors, resellers, OEMs and systems integrators, which could impair our distribution channels, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.  When deemed necessary, we undertake specific restructuring or cost saving initiatives; however there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

  Our success in handling a possible contraction of our business due to economic turmoil and market conditions will depend on our ability, among other things, to:

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

We have not been profitable in recent periods; increasing our revenues and reducing costs in order to achieve sustainable profitability may be challenging.

  We have incurred a net loss in each of the last two years.  Our profitability has been negatively impacted by the expenses, costs and charges associated with the Nera Acquisition as well as the pricing and other challenges faced by us and our competitors in the current global environment.  We are making efforts to increase efficiencies and control costs in order to enhance our profitability.  However, we cannot be certain that these actions or others that we may take in the future will result in operating profitability or net income in the future.

Our ability to grow depends on continued growth of revenue from mobile services.  If growth slows or new services do not succeed, operator’s investments in networks may slow or stop, harming our business.

We are exposed to changing network models that affect operator spending on infrastructure.   The emergence of over-the-top services, which make use of the operators’ network to deliver rich content to users but are not sharing their revenue with the operators , are causing operators to lose a substantial portion of their voice/SMS revenues.  This is leading operators to spend more carefully on infrastructure upgrades and build-outs.  Operators today are revising their old models because simply adding capacity to meet demand could force them to quadruple current capital expense investments over the coming years.  As a result, operators are looking for more cost-efficient solutions and network architecture that allow them to break the linearity of cost and capacity through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to further invest in their network systems may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results and financial condition.

We are dependent upon sales of our single family of products into one principal market. Any reduction in demand for these products in this market would cause our revenues to decrease.

We design, develop, manufacture and sell nearly all of our products to meet high-capacity point-to-point wireless hauling needs. Nearly all of our revenues are generated from sales of our single portfolio of products. We expect sales of our single portfolio of products to continue to account for a substantial majority of our revenues for the foreseeable future.  As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless hauling products than companies that sell multiple and diversified product lines or into multiple markets.

We could be adversely affected by our failure to comply with the covenants in our credit agreement or the failure of any bank to provide us with credit under committed credit facilities.

  We have a committed credit facility available for our use from a syndication of four banks, for which we pay commitment fees.  The credit facility is provided by the syndication with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us in accordance with the terms of the credit loan agreement which includes a framework for joint decision making powers by the banks.  See Item 8 – Significant Changes for a more detailed discussion of the credit facilities.  If one or more of the banks providing the committed credit facility were to default on its obligation to fund its commitment, the portion of the committed facility provided by such defaulting bank would not be available to us.

  In addition, the credit agreement contains financial and other covenants requiring that we maintain, among other things, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet and a certain ratio between our net financial debt to each of our working capital and accounts receivable.  Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities which will have an adverse effect on our financial condition and ability to operate.

Our operating results may vary significantly from quarter to quarter and from our expectations for any specific quarter.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter or from our expectations and guidance for any specific quarter. Most importantly, delays in completing product order delivery or completion of a sale or related services can cause our revenues, net income and operating cash flow to fluctuate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter, and as our bookings are usually lower than the amount of sales during a quarter.  We therefore rely in our quarterly guidance on orders that we expect to generate during the quarter. Furthermore, we may reduce prices in specific instances in response to competition or increase spending in order to pursue new market opportunities.

The following factors may also cause significant fluctuations in our quarterly results:

•	the fulfillment of all revenue recognition criteria, including the timing of when our customers provide acceptance certificates in turnkey projects;

•	the ability of our contract manufacturers to manufacture products on time;

•	our customers’ financial and cash flow constraints;

•	the efficient deployment of our customers’ networks in turn-key projects;

•	accurately forecasting the volume and timing of product orders received and delivered during the quarter;

•	changes in the mix of products sold by us;

•	timing of new product introductions by us or our competitors;

•	the ability to effectively manage and synchronize delivery of a completed product order to customer;

•	worldwide regulatory developments;

•	maintaining key customer relationships;

•	disruption in our continued relationships with our OEM partners and distributors;

•	cost and availability of components and subsystems;

•	competitive factors, including pricing, availability and demand for competing products;

•	fluctuations in foreign currency exchange rates; and

•	global economic and market conditions.

  The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares.

We are increasingly engaged in supplying installation or turnkey projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these turnkey projects, including delays or failure in acceptance testing procedures and other items beyond our control, would have a material adverse effect on our results of operations.

We are increasingly engaged in supplying installation and other services for our customers. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more turn-key projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.   Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict.  The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control which may prevent us from making predictions of revenue with any certainty.   This could cause us to experience substantial period-to-period fluctuations in our results of operations.

  In addition, typically in turn-key projects we are dependent on the customer to issue acceptance certificates to generate and recognize revenue.  In such turn-key projects, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. The early deployment of our products during a long-term project reduces our cash flow as we generally collect a significant portion of the contract price after successful completion of an acceptance test. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests or if the customer does not or will not issue an acceptance certificate, the end user or the system integrator, as the case may be, could refuse to pay us any balance owed and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

If any of the above occurs, we may not be able to generate or recognize revenue and we may incur additional costs, any of which could materially adversely impact our results of operation and financial position.

A single customer group continued to represent a significant portion of our revenues in 2012, and if we were to lose this customer group or experience any material reduction in orders from this customer group, our revenues and operating results would suffer.

  In 2011 and 2012, we had revenues from a single group of affiliated companies, which has been a long-term customer of Nera prior to the acquisition that accounted for approximately 13.4% and 11.6%, respectively, of our total revenue. We have entered into or received purchase orders from a number of related companies in this group of companies.  Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, this customer group is not obligated to purchase a fixed amount of products or services over any period of time from us and may terminate or reduce its purchases from us at any time without notice or penalty.  We therefore have difficulty projecting future revenues from this customer group with certainty.  Although historically this customer has not made sudden supplier changes, it could vary, and in 2012 did vary, its purchase or acceptance procedures from period to period, even significantly.  This could have, and has had, an adverse effect on our revenues, profitability and cash flow.  In addition, the loss of this customer group or any material reduction in orders from this customer group could adversely affect our results of operations, cash flow and financial position.

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

  The trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Moreover, some of our potential customers have agreed to share networks which results in less network equipment and associated services required and a decrease in the overall size of the market.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our revenues and gross margins.

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

  Some of the disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include:

•	Extreme Weather Conditions: wireless hauling solutions may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes; and

•
Line-of-Sight Limitations: wireless hauling solutions generally require a direct line-of-sight between antennas. Consequently, service providers often install these solutions on wireless antenna towers, rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof or other property rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation costs. Some base stations cannot be linked by line-of-sight solutions.

In addition, customers may decide to use transmission frequencies for which we do not offer products.

  To the extent that these competing communications solutions reduce demand for our high-capacity point-to-point wireless transmission products, which is of greater concern in the United States and in Europe, there may be a material adverse effect on our business and results of operations.

Implementation of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.

  In 2012, we have selected a new enterprise resource planning, or ERP, system to be implemented at our major offices worldwide.  Implementation of the new ERP system, which began in 2012, will go live in 2013 at four of our largest locations. This could create problems with our planning, integration of data or compatibility with other internal systems.  We have invested and will continue to invest, significant capital and human resources in the implementation of the ERP system, which may be disruptive to our underlying business.  Any disruptions, delays or deficiencies in the design and implementation of the new ERP system, particularly any disruption, delays or deficiencies that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely financial reporting and otherwise run our business.  Even if we do not encounter these adverse effects, the implementation of the new ERP system may be much more costly than we anticipated.  If we are unable to successfully implement the new ERP system as planned during 2013, our financial position, results of operations and cash flow could be negatively impacted.

Our international operations expose us to the risk of fluctuation in currency exchange rates and restrictions related to cash repatriation.

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies which are different from the U.S. dollar.  Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America.  The imposition of price controls or restrictions on the conversion of foreign currencies could also have a material adverse effect on our financial results.

  Following the Nera Acquisition, while a substantial portion of our expenses are denominated in New Israeli Shekels, or NIS, an additional portion is denominated in Norwegian Kroner, or NOK, and to a lesser extent other non-U.S. dollar currencies. Our NIS and NOK-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS and NOK. In 2012, the NIS and NOK continued to fluctuate in comparison to the U.S. dollar, the NIS devaluating by approximately 3% and the NOK appreciating by 1% in the first half of the year, and then the NIS and the NOK appreciating by approximately 5% and 6% in the second half of the year. In total, during 2012, the NIS and NOK appreciated by 2% and 7% in comparison to the U.S. dollar, respectively. If the U.S. dollar weakens against the NIS and the NOK in the future, there will be a negative impact on our results of operations.  In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non- U.S. dollar currencies, which could affect our reported results of operations.  In addition, we have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have significant effect on our results.

  We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure and  may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks.    In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government-restricted currencies.  Over the past year, we have incurred losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

We rely on a limited number of contract manufacturers to manufacture our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

While a portion of our manufacturing is performed in our production facility in Slovakia, which was acquired in the Nera Acquisition, we outsource most of our manufacturing processes to a limited number of contract manufacturers that are located in Israel, Malaysia and the Philippines. We do not have long-term contracts with any of these contract manufacturers. From time to time, we have experienced and may in the future experience delays in shipments from these contract manufacturers.

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

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier or on a limited number of suppliers subjects us to the following risks:

•
The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers, which could result in penalties and/or cancellation of orders for our products.

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

Although a majority of our sales are made through our direct sales force, we also market and sell our products to customers through OEMs that integrate our solutions into their product offerings as well as distributors and other system integrators. In 2012, we supplied to three key OEMs, which together accounted for approximately 11.6% of our revenues.

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

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if our internal controls over financial reporting are not effective our business could suffer.

  As we manage a global multi-jurisdictional operation, especially following the Nera Acquisition, we have identified in the past and may from time-to-time identify deficiencies in our internal control over financial reporting. We are committed to implement the highest standards of internal control practices, but we cannot assure you that we will be able to implement enhancements of our internal controls on a timely basis, in order to prevent a failure of our internal controls or enable us to furnish future unqualified certifications pursuant to regulatory requirements such as Section 404 of the Sarbanes-Oxley Act.

  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  In addition, we may identify material weaknesses in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in business disruptions, investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.   Any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent intentional misconduct or fraud.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

  As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation of our deferred tax assets.  From time to time, we are subject to income and other tax audits, the timings of which are unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assessments and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

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

In addition, the wireless equipment industry is subject to rapid change in technological and industry standards. This rapid change, through official standards committees or widespread use by operators, could either render our products obsolete or require us to modify our products resulting in significant investment, both in time and cost, in new technologies, products and solutions.      We cannot assure you that we will continue to successfully develop these components and bring them into full production with acceptable reliability, or that any development or production ramp-up will be completed in a timely or cost-effective manner.

We are continuously seeking to develop new products and enhance our existing products. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner, which would have a material adverse effect on our ability to grow our business.

Due to the volume of our sales in emerging markets, we face challenges and are susceptible to a number of political and economic risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in countries in Latin America, Africa, Eastern Europe, India and Asia Pacific. For the year ended December 31, 2012, sales in these regions accounted for approximately 66% of our revenues. As a result, the occurrence of any international, political or economic events in these regions could adversely affect our business and result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. For example, in 2011, following the regulatory investigation in the Indian telecommunications market which culminated in the revocation by the Supreme Court of India in 2012 of a large number of licenses and spectrum , sales by vendors, including us, to telecommunications operators in India significantly decreased, which situation has still not yet stabilized. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

•
unexpected changes in or enforcement of regulatory requirements, including security regulations relating to international terrorism and hacking concerns and regulations related to licensing and allocation processes;

•	unexpected changes in or imposition of tax and/or customs levies;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	burden of complying with a variety of foreign laws;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	demand for high-volume purchases with discounted prices;

•	payment delays and uncertainties; and

•	civil unrest, war and acts of terrorism.

  In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations to which we are subject. It is possible that, notwithstanding our policies and in violation of our instructions, some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Our past acquisition activities expose us to risks and liabilities.

  The Nera acquisition in 2011 (“Nera Acquisition”) was our first acquisition involving significant international operations.  In acquiring Nera we undertook a number of identified contingent liabilities of Nera, such as various known litigations with third parties, and other contingent exposures with customers, suppliers and employees, all of which could accumulate to a substantial amount.  In addition, we may be exposed to potential tax liabilities worldwide with governmental authorities, any of which could result in a substantial amount.  We also undertook certain exposures for penalties and other financial risks towards a few of Nera's customers in the event of a default by us due to commercial or political circumstances, which may not be under our control.  We assessed these contingent liabilities in the purchase price allocation.

  However, our assessment of such contingent liabilities may not have been accurate and we may be exposed to actual payments, which may be significantly higher than we assessed.  If we are required to make any actual payment on such potential tax liabilities, this could result in the Nera Acquisition being substantially more expensive than originally estimated, may not be fully covered by the seller’s indemnification and could materially adversely affect our results of operations and financial condition.

  In connection with the Nera Acquisition documentation, the amount of $10 million out of the consideration was deposited in escrow to cover possible claims by us. We have submitted certain claims for breaches by the seller of certain representations and warranties made to us.  Subject to certain time and other limits, the indemnification obligations of the seller with respect to breaches of representations and warranties are capped at $22 million, except for taxes, title on shares and illegal payments which are capped at the full purchase price.  We cannot assure you that these protections will be sufficient to cover any damages which might be incurred as a result of breaches by the seller in connection with the Nera Acquisition.

  In addition, as of December 31, 2012, as a result of the accounting treatment for the Nera Acquisition, there was $9.8 million of amortizable intangible assets and $15.3 million of goodwill reflected on our consolidated financial statements, which, if impaired, would negatively affect our consolidated results of operations.

Our acquisition activities expose us to risks and liabilities, which could also result in integration problems and adversely affect our business.

  With the Nera Acquisition and other smaller acquisitions, we have increased the size of our operations significantly and intend to continue to explore potential merger or acquisition opportunities.  We are unable to predict whether or when any prospective acquisitions will be completed.  The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.  The anticipated benefits and cost savings of such mergers and acquisitions may not be realized fully, or at all, or may take longer to realize than expected.  Acquisitions involve numerous risks any of which could harm our business, results of operations or the price of our ordinary shares, including:

•	assessing and maintaining the combined company’s internal control over financial reporting and disclosure controls and procedures as required by U.S. securities laws;
•	the possibility that we may be required to expend material sums on potential contingent tax, litigation or other liabilities associated with prior operations or facilities;
•	the exposure to possible bad debts from customers of the acquired business or to political, commercial or other risks;
•
greater cash management, exchange rate, legal and taxation risks associated with the combined company’s new multinational character and the movement of cash between Ceragon  and its foreign subsidiaries;

•	the issuance of equity securities that would dilute our current shareholders;
•	the loss of key employees and customers of acquired businesses;
•	loss of revenue due to overlapping product lines, customers and/or services;
•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;
•
risks of entering geographic and business markets in which we have limited or no prior experience and managing geographically dispersed personnel with diverse cultural backgrounds and organizational structures; and

•	unanticipated losses in the event of the acquisition in not consummated.

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

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless hauling at frequencies used by our competitors’ products could increase the competition we face.

Other areas of regulation and governmental restrictions, including tariffs on imports and technology controls on exports or regulations related to licensing and allocation processes, could adversely affect our operations and financial results.

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

Our wireless communications products emit electromagnetic radiation. In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our haulingl solutions.

If we are unable to protect our intellectual property rights, our competitive position may be harmed.

Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology internationally. We currently rely upon a combination of trade secret, trademark and copyright laws, as well as contractual rights, to protect our intellectual property.  In connection with the Nera Acquisition, we acquired certain patents and patent applications.  However, our patent portfolio may still not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.

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

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these professional areas while also taking into consideration varying geographical needs and cultures. We compete with other companies for personnel in all of these areas, both in terms of profession and geography, and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require globally is competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer.

 Goodwill and other intangibles assets represent a portion of our assets, and an impairment of these assets could have a material adverse effect on our financial condition and results of operations

  We have goodwill and amortizable intangibles assets, such as customer relations and technology,  the majority of which are as a result of the Nera Acquisition. Under generally accepted accounting principles, we are required to perform an annual impairment test on our goodwill and from time to time, we are required to assess the recoverability of both our goodwill and long-lived intangibles assets.  We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition to key personnel, a prolonged decline in our stock price and market capitalization, operating performance indicators, competition and other factors. If our market value or other long-lived intangibles assets is less than the carrying amount of the related assets, we could be required to record an impairment charge in the future. Because these factors are ever changing, due to market and general business conditions, we cannot predict whether, and to what extent, our goodwill and long lived intangible assets may be impaired in future periods.

  At December 31, 2012, we had goodwill of $15.3 million and net intangibles assets of $9.8 million.  The amount of any future impairment could be significant and could have a material adverse effect on our financial results.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on certain distributions and on the proceeds of share sales.

We do not believe that for the year ended December 31, 2012 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. corporations may generally be characterized as a PFIC if for any taxable year in which 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the taxable year ended December 31, 2012 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2013 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “U.S. Federal Income Tax Considerations.”

Any inability of the Company to realize its deferred tax assets may have a material adverse effect on the Company's financial results of operations.

  The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits. The Company evaluates its deferred tax assets for recoverability based on available evidence, including assumptions about future profitability.  Although management believes that it is more likely than not that the deferred tax assets will be realized, some or all of the Company’s deferred tax assets could expire unused if the Company is unable to generate taxable income of an appropriate character and in a sufficient amount to utilize these tax benefits in the future.

  If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would reduce the deferred tax asset through a charge to earnings in the period in which the determination is made. This charge could have a material adverse effect on the Company’s results of operations. In addition, the assumptions used to make this determination are subject to change from period-to-period based on changes in tax laws or variances between the Company’s projected operating performance and actual results. As a result, significant management judgment is required in assessing the possible need for a deferred tax asset valuation allowance. If the underlying assumptions underlying our judgment prove to be wrong, it can materially affect the Company’s results of operations.

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future.  In the two year period ended December 31, 2012, the price of our ordinary shares has ranged from a high of $14.34 to a low of $3.91.  On December 31, 2012, and March 15, 2013, the closing price of our ordinary shares was $4.41 and $4.61, respectively.  Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	announcement of corporate transactions or other events impacting our revenues;

•	announcements of technological innovations;

•	customer orders or new products or contracts;

•	competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof); and

•	the general state of the credit markets, the current volatility of which could have an adverse effect on our investments.

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

  As of March 15, 2013, Yehuda Zisapel and his wife Nava Zisapel beneficially owned, directly or indirectly, 6.1% of our outstanding ordinary shares; and Zohar Zisapel, our Chairman, beneficially owned, directly or indirectly, 14% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 15, 2013. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for the certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

Provisions of our Articles of Association, Memorandum of Association and Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Under the Israeli Companies Law, or the Companies Law, companies such as ours which were incorporated prior to the effectiveness of the Companies Law, are required to obtain a shareholder approval of a merger by at least 75% of the shares participating at the meeting and voting thereon. Moreover, the modification of our Memorandum of Association requires a 75% majority vote, and such a requirement may subject certain types of merger transactions or other business combinations to the same super-majority approval requirements. Additionally, under certain circumstances, a request of a creditor of a party to the proposed merger to the court may delay or prevent a merger. Further, a merger generally may not be completed until the passage of certain time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are appointed for a period of three years.  This longer appointment term may discourage a takeover of our company.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us. For example, Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. In addition, approvals of a merger that may be in certain circumstances required under the Restrictive Trade Practices Law and , 1988, and under of the Israeli Law for the Encouragement of Industrial Research and Development of 1984 may impede, delay or restrict our ability to consummate a merger or similar transaction. See Item, “Additional Information—Mergers and Acquisitions under Israeli Law” in this annual report, for additional discussion about some anti-takeover provisions.

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

 Israel has been subject to a number of armed conflicts that have taken place between it and its Arab neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries and the numerous uprisings in North Africa and the Middle East, including in Egypt, Syria and Jordan which border Israel, have introduced additional uncertainty in the region. Recent events in Iran, including reports of its continuing nuclear development program, have further heightened  the antipathy between Israel and Iran.

  Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip, which is controlled by the Hamas militant group. Efforts to resolve the problem have failed to result in a permanent solution.  Further deterioration of relations with the Palestinian Authority, Hamas or countries in the Middle East might require more military reserve service by some of our Israeli workforce,  could disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations.

Certain countries, as well as certain companies and organizations, primarily in the Middle East, as well as Malaysia and Indonesia, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. For example, certain countries participating in the boycott described above have recently been increasing their investment in telecom operators in Africa. This growing control of the market in Africa could lead to a decrease of our sales in Africa in the future. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future.

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

We received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel through the end of 2006. We therefore must comply with the requirements of the Israeli law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder, which we refer to as the R&D Law, with respect to a portion of our products. Under the R&D Law, we cannot transfer technology developed with OCS grants, including by the sale of the technology, the grant of a license of such technology or the manufacture of a significant amount of our products that are based on such technology outside of Israel, unless we obtain the approval of an OCS committee. There is no assurance that we will receive such OCS approvals. Even if such OCS approvals are obtained, we may be required to pay additional royalties to the OCS or, in case of a transfer of the technology outside of Israel, a percentage of the consideration paid for such transfer, but not less than the OCS grants. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

  In the years ended December 31, 2012, 2011 and 2010, our capital expenditures were $14.5 million, $14.4 million and $9.8 million, respectively.  In 2012, capital expenditures were primarily for on a new enterprise resource planning, or ERP, system to be implemented at our offices worldwide.  In 2011 capital expenditures were primarily for the purchase of additional testing equipment and office equipment as a result of the acquisition of Nera.  In 2010, our capital expenditures were spent primarily for production test equipment, information-technology systems, equipment for research and development, general computer software and hardware and leasehold improvements. In 2013 we anticipate a significant implementation/roll out of our ERP system in four of our largest locations implementing new modules to allow us to have better control over our business operations, financial activity and project management.

B.  Business Overview

We are the #1 wireless hauling specialist, in terms of unit shipments and global distribution of our business.  We provide wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.  We also provide fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base stations and remote radio heads. The term fronthaul refers to new technologies that allow transport between a remote radio unit and a baseband unit in front of the base station, with a controlling macro base station.

Designed for all- Internet Protocol  (IP) network  configurations, including risk-free migration from legacy to next-generation backhaul and fronthaul networks, our solutions provide fiber-like connectivity for  next generation Ethernet/Internet Protocol, or IP-based, networks; for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP.  In addition, our solutions allow for the proliferation of small-cell heterogeneous networks (HetNets) thereby meeting the increasing demands by the growing numbers of subscribers and the increasing needs for mobile data services. Our systems also serve evolving network architectures including all-IP long haul networks.

We also provide our solutions to other non-carrier vertical markets such as businesses and public institutions, broadcasters, energy utilities, oil and gas companies, public safety network operators and others that operate their own private communications networks. Our solutions are deployed by more than 430 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

  In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s existing credit facilities, including the agreement with Bank Hapoalim B.M. entered into in 2011 (the Bank Hapoalim Agreement) and other short term credit facilities with other banks.  See Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and capital Resources, for more detailed discussion.

Hauling Applications - Backhaul and Fronthaul; Short-haul and Long-haul

  Today’s wireless base stations handle many different technologies such as cell phones, smart phones, tablets and PCs. Voice and data traffic generated by these high-end devices are then gathered and transmitted via the hauling network to the radio frequency (RF), or wireless, network. Wireless hauling offers network operators a cost-efficient alternative to wire-line (copper/fiber) applications. Support for high capacities means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless links can also be set up much faster and at a fraction of the cost of wire-line solutions. This translates to lower total cost of ownership and faster time to market, as well as new revenue streams, for the operator.

  The wireless hauling space is segmented into short-haul and long-haul applications. Short-haul, devices typically have a capacity of up to 1 Gbps per link channel and are used to carry voice and data services over distances of between several hundred feet and 10 miles. Short-haul links are deployed in access hauling applications, connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government and education.  Ceragon also offers a solution for emerging fronthaul applications that offer ultra-high capacities up to 2Gbps per link channel. The term fronthaul refers to new technologies that allow transport between a remote radio unit and baseband unit in front of the base station, with a controlling macro base station. Fronthaul allows mobile network operators to use detached radio and baseband units (such as remote radio-heads), avoiding the need to deploy and manage full-featured base-station or cells and thus reducing the total network’s cost of ownership.

  Long-haul links, with a capacity of up to 2 Gbps, are used in the “highways” of the telecommunication backbone network. These links are used to carry services at distances of 10 to50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles or even longer.

  Ceragon has more than once been the first to introduce new products and features to the market, including the first solution for wireless transmission of 155 Mbps at 38 GHz, the first native IP wireless transmission offering. More recently, we introduced a variety of technological enhancements including the first hitless/errorless 8-step Adaptive Coding and Modulation (ACM) technology (2007); first native Ethernet multi-channel long-haul radio with ACM (2010); unique asymmetric transfer mode and multi-layer compression (2011); and 1024QAM Long-Haul IP radio with 9 step ACM (2012); and the industry’s first multi-core radio solution supporting 2048 QAM and 4x4 MIMO (2012).

Industry Background

  The market for wireless hauling (backhaul and emerging fronthaul) is being generated primarily by cellular operators, wireless broadband service providers and businesses and public institutions operating private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for high-capacity wireless hauling is now shifting to more flexible and cost efficient architectures based on high-capacity IP/Ethernet- while fronthaul applications will rely solely on IP technology. This shift enables next-generation hauling networks to successfully cope with the continuing growth of bandwidth-hungry data services over LTE-Advanced, LTE, 3G and HSPA technologies. New wireless broadband networks as well as wireless Internet service providers (WISP) and private networks also rely on high-capacity IP/Ethernet technology to haul large amounts of data traffic.

  Rapid subscriber growth and the proliferation of advanced, data-centric handsets such as smartphones and tablets have significantly increased the amount of traffic that must be carried over a cellular operator’s hauling infrastructure. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality.

  In order to meet the demand for more bandwidth, operators are constantly seeking new network architectures that will allow for controlling the cost of the network through smart planning, while ensuring the highest capacities and service quality. New technologies such as intelligent small-cells, coordinated macro cells and C-RAN (Cloud or Centralized Radio Access Network) can help operators to cope with the surge in capacity requirements. The evolution of functioning networks is becoming more heterogeneous in that many technologies, concepts and solution generations need to coexist and operate together seamlessly on the same network. These heterogeneous networks, or HetNets, require high-capacity and ultra-high capacity hauling solutions. Wireless systems offer service providers a variety of advantages over competing technologies including ease and speed of deployment, scalability and lower total cost of ownership.

  Ceragon’s 3H vision

  Our Holistic HetNet Hauling (3H) vision provides the path to meeting and keeping up with capacity demands in the evolving HetNet environment. By addressing both the backhaul and fronthaul holistically in a single network, 3H provides network operators with the means to cope with their site-specific and overall capacity challenges.

  Based on the 3H vision, we offer solutions that are cost-effective, efficient in a variety of usage scenarios, easy to implement and flexible to accommodate network evolution.

Cellular Operators

  In order to address the strain on hauling capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding hauling capacity. Supporting data rates of up to 2 Gbps, wireless hauling solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing hauling costs.  In addition, ultra-high capacity is a prerequisite for supporting fronthaul applications.

  Most of today’s hauling networks still employ a large number of circuit switched (or TDM) solutions - be it T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage drives operators to migrate their networks to a more flexible, feature-rich and cost optimized IP/Ethernet architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architecture that utilize a variety of small-cell technologies to form HetNets, and require highly compact, ultra-high-capacity systems for backhaul and fronthaul.  As operators transition to HSPA, 4G/LTE and LTE-Advanced, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul and fronthaul segments, while maintaining support for their primary legacy services.

  In order to ensure the success of this hauling network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, next generation HSPA and LTE base stations are co-located with 2G/3G base stations, and thus share the same hauling network. Cellular operators therefore seek “hybrid” wireless hauling solutions that can carry both types of traffic seamlessly over a single network, to facilitate their network migration.   Our solutions, which support any network architecture and include both all-IP as well as hybrid systems, offer operators a simple migration plan.

Wireless Broadband Service Providers

  For wireless broadband service providers, which offer alternate high data access, high-capacity hauling is essential for ensuring continuous delivery of rich media service across their high-speed data networks.  If the hauling network and its components do not satisfy the service providers’ need for cost-effectiveness, resilience, scalability or ability to supply sufficient capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these hauling systems, many wireless service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

Other Vertical Markets

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, oil and gas industry, broadcasters, state and local governments, public safety agencies and defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including hauling equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective hauling solution that can be easily installed and scaled to their bandwidth requirements.  Approximately 20% of our business is associated with private network operators.

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

Wireless microwave hauling solutions on the other hand are capable of delivering high bandwidth, carrier-grade Ethernet and TDM services, while fronthaul applications will be served via ultra-high capacity microwave systems. Our microwave solutions are suitable for all capacities up to 2 Gbps over a single radio connection (or “link”) and may be scaled up to multiple Gbps using aggregated links techniques. Unlike fiber, wireless solutions can be set up quickly and are much more cost efficient on a per-bit basis from the outset. In many countries, microwave links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures.

Licensed vs. License-exempt Radios

Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, bands are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues.  Licensed microwave is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our products operate in the 6 – 42 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. We also offer products in the 60, 70, 80 GHz frequency bands for use in ultra-high, short-distance networks, such as small-cell backhaul/fronthaul applications.

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

Industry Trends and Developments

•
The emergence of small cells present hauling challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 3G and LTE networks, resulting in higher throughput and data rates for the end-user.  Although small cell deployments are not expected in significant volumes before 2014, Ceragon already offers tailored solutions for forward looking mobile operators. Our small-cell backhaul and  fronthaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
Heterogeneous networks, or HetNets, are a means for increasing the capacity in mobile networks. HetNets are typically composed of multiple radio access technologies, architectures, transmission solutions, and base stations of varying generations. Fixed mobile convergence, which is aimed at removing the distinctions between fixed and mobile networks by using a combination of wire-line broadband and local access wireless technologies, is creating further opportunities for HetNets. As operators look to consolidate their hauling networks, they also want to maintain the different access networks they have in order to serve different customers (for example, DSL, cable and 3G). Our advanced systems are already deployed in a wide range of network architectures, serving a host of wireless voice and broadband data access technologies. In addition, our systems interface and interoperate with a variety of wire-line and wireless solutions from other global vendors, to enable smooth and cost optimized delivery of value added, revenue generating services.

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

•
A growing market for non-mobile hauling applications which includes: Offshore communications for the oil and gas as well as the shipping industry, require a unique set of solutions for use on moving rigs and vessels; Broadcast networks that require robust, highly reliable communication for the distribution of live video content either as a cost efficient alternative to fiber, or as a backup for fiber installations. Smart Grid networks for utilities, as well as local and national governments that seek greater energy efficiency, reliability, and scale.

•
A growing demand for high capacity, IP-based Long Haul solutions in emerging markets. This demand is driven by the need of operators to connect more communities to mobile added value services, and a lack of alternative (wire-line) backbone telecommunication infrastructure in these emerging markets.

•	Market consolidation in the wireless hauling segment continues. This trend was made evident in our acquisition of Nera and DragonWave’s acquisition of the microwave division of Nokia Siemens Networks.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

Our Solutions

  We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul and fronthaul solutions which enable cellular operators and other wireless service providers to effectively eliminate the hauling capacity bottleneck, significantly reduce hauling costs and gradually evolve their networks from TDM to IP/Ethernet-based networks. We also provide advanced pure IP/Ethernet solutions to wireless broadband service providers as well as to businesses and public institutions that operate their own private communications networks.

 Our FibeAir® Short-Haul family of products supports any transport technology, from 2G up to 4G/LTE and LTE-A, and any deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in high density, split-mount or compact all-outdoor installations. Understanding the many needs of our customers, we provide solutions for every segment of the hauling (backhaul and fronthaul) network – from tail site to large aggregations sites – and that support both tree and ring topologies.

 Our Evolution™ Long-Haul family of products provides a field-proven, quality microwave radio solution for long distance, high capacity telecommunication networks. Evolution products allow operators to smoothly migrate from legacy TDM to all-IP, satisfying the ever-increasing demand for bandwidth - while keeping revenue generating 2G/3G services intact. Evolution Series IP Long Haul is available in both all indoor as well as split-mount configurations and supports all licensed frequency bands from 4 to 13 GHz. This highly efficient solution provides up to 4 Gbps aggregated Ethernet traffic.

 We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

Holistic HetNet Hauling (3H) vision: With decades of market experience we believe that identifying our customers’ future needs is key to our business success. Our 3H concept provides the path to meeting and keeping up with capacity demands in the evolving HetNet environment. This concept incorporates smart planning tools and capabilities, out-of-the-box network design concepts and of course, a full range of hardware and software solutions for a host of deployment scenarios.  For example, the recently released FibeAir IP-20C is suitable for a wide range of HetNet hauling applications. The platform’s unique small form-factor and support for ultra-high capacities with extremely low latency make it ideal for aggregation networks, Super-Size macro cell hauling or Cloud Radio Access Networks (C-RAN) or fronthauling with compressed CPRI (Common Public Radio Interface).

Leading Offering for the Wireless Hauling Market.  We believe that we provide our customers with a leading offering of high capacity wireless solutions for HetNet hauling as well as the broader wireless hauling market. Our competitive differentiation is demonstrated by our growing customer base which includes a number of Tier 1 operators, and our relationships with our OEMs. This differentiation results from our focus on product development from components to subsystem integration to overall system solution design.  Our software defined multi-core IP-based hauling solutions provide fiber-like performance with throughput speeds from 10 Megabit up to 4 several Gigabits per second, with high availability and low latency. Our solutions enable wireless service providers to gradually evolve their networks from all circuit-switched through a combined “hybrid” model to all IP/Ethernet-based networks. We provide operators with a range of systems allowing them to serve any application in their network – from small cell sites and remote radios using a compact all-outdoor device, up to large multi-carrier solutions for long-distance backbone applications.

  In 2012 we released the FibeAir IP-20C, a revolutionary new product based on our in-house multi-core modem and RFIC. The unique features of the FibeAir IP-20C, including fully operational 4x4 MIMO (Multiple Input – Multiple Output) capabilities, enable us to deliver 1Gbps over a single 28MHz/30MHz channel and as much as 2Gbps over a single 56MHz/60MHz channel without any compression.

  Our suite of software defined, multi-core, IP-based products and hybrid networking products is currently deployed in over 430 wireless service providers’ networks, including a growing number of global Tier 1 players, as well as private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develop technical specifications to promote the adoption of IP-based networks.

  Broad Product Portfolio.  We offer a broad range of high capacity wireless hauling and ultra-high capacity fronthaul systems enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. Our solutions include platforms based on pure IP, circuit-switched (or TDM) products, and hybrid solutions that deliver both circuit-switched and IP traffic in their native form over a single radio. This functionality makes the latter particularly attractive for wireless service providers and facilitates cost effective, risk-free migration to IP-based hauling network and can be integrated in any pure IP, hybrid or circuit-switched network. Our solutions can be deployed in all-indoor, all-outdoor and split-mount configurations and support a wide range of network topologies.

  Network Management Tools for Advanced Microwave Networks. Our innovative, user-friendly Network Management System (NMS) is designed for managing large scale wireless hauling networks.  We offer both “stand-alone” management tools as well as tailored solutions in combination with third party partners. These tools enable advanced service delivery across the network, while allowing effectively seamless management of all the hauling network’s elements; thus reducing operational costs. Ceragon NMS provides enhanced system functionality and comprehensive network management for current and legacy radios, including FibeAir and Evolution radios. Built on a powerful platform, our NMS allow operators to provide maximized network uptime by including functionality for managing end-to-end configuration, performance, faults and system security.

  Turnkey Services Capabilities. At the end of 2012, we were responsible for installing most of all the links we shipped.  We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. In 2011, we put in place a Global Projects and Services group that operates alongside our Solutions Groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “links” every week, and our turn-key project track-record includes hundreds of thousands of links already installed and in operation with a variety of industry leading operators.

  Low Total Cost of Ownership.  Our solutions address industry requirements for low total cost of ownership backhaul and fronthaul solutions. Total cost of ownership includes the combined cost of initial acquisition, installation and ongoing operation and maintenance, regardless of whether these costs are incurred through leasing arrangements or operating owned equipment. For example, we offer a unique solution that enables legacy links to be swapped for new, modern radios, while reusing other vendors’ antennas. Replacing antennas is a costly effort, not only in equipment and installation costs, but also in network downtime during the set-up and re-alignment of new antennas. By enabling our systems to interface with any antenna in the field and compensating for the lower system gain of older installations, we allow operators to keep the existing antennas and cabling, and reduce the loss of revenues, by minimizing downtime.  In addition, our products also offer better spectral utilization, which allows the use of smaller antennas, and results in lower CAPEX and site rental costs. Additional savings can be achieved through our green-mode radios that include adjustable power features and can reduce radio link power consumption by as much as 30% compared with existing solutions.  In some of the regions we serve, this is translated into significant operating expense reductions by saving fuel required for the generators on site.

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

  Our newly released FibeAir IP-20C, which can quadruple the link capacity over a single frequency channel, has nearly the same footprint as our RFU-C which is a single-channel radio unit, not a full system. This achievement could not have been possible without our full control of the entire design and production process

  Scalability and Flexibility.  We design our products to enable incremental deployment to meet increased service demand, making it possible for wireless service providers to rapidly deploy additional capacity as needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases. Our pay-as-you-grow model allows our customers to add new features along the product’s evolution cycle. This software-based model allows for seamless upgrades of already-deployed solutions, saving the need for additional site visits and hardware replacements.

  Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary backhaul, fronthaul and networking alternatives.

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

  Split-mount solutions consist of:

•
Indoor units which are used to convert the transmission signals from digital to intermediate frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wire-line networks.

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

  The diverse FibeAir® product family offers products that address the complete hauling needs of IP-based, hybrid and circuit-switched networks:

Short-Haul
Network Infrastructure	IP-based						Hybrid
Product	FibeAir IP-20C	FibeAir IP-10C	FibeAir IP-70	FibeAir IP-10E	FibeAir 2500	FibeAir IP-10Q	FibeAir IP-10G	FibeAir 2000/4800
Description	Premium Ultra High-Capacity Compact All-Outdoor Solution	High-Capacity Compact All-Outdoor Solution	High-Capacity 70 GHz Hauling Solution	High-Capacity Ethernet Solution	Sub 6GHz, Point to Multi Point System	High-Capacity, High-Density solution for aggregation sites	High-Capacity Multi-Service	Sub 6GHz, Point to Point system, Multi-Service
Interfaces	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet, Fast Ethernet	Multiple Gigabit Ethernet	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Gigabit Ethernet, Fast Ethernet multiple E1/T1
Typical Applications	Wireless backhaul /front haul, HetNet hauling, aggregation sites	Wireless backhaul at tail-sites and small-cell sites	Wireless hauling at tail-sites and small-cell sites	Wireless backhaul for carriers, Private networks and Metro area networks	Private Networks, Business access, Wireless Hauling at small cells sites	Wireless backhaul at aggregation sites	Wireless backhaul for carriers and Private networks	Private Networks, Business access, wireless backhaul at small cells sites
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Cellular operators, Wireless ISPs, Businesses, Public institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless ISPs, Businesses, Public institutions

Our Evolution™ product family offers products that address the needs for high capacity all-IP, TDM or hybrid long-haul and backbone applications:

Long-Haul
Network Infrastructure	IP/Hybrid All-Indoor			Split-Mount
Product	Evolution Long-Haul	FibeAir 3200	Evolution IP-10 Compact Long-Haul (CLH)	Evolution Long-Haul	PointLink
Description	Multi-channel High-Capacity Long-Haul solution	High-Capacity Circuit-switched TDM	Compact all-indoor system for high capacity long distance applications.	4-channels High-Capacity Long-Haul solution	High capacity offshore communication
Interfaces	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s	Multiple STM-1/OC-3	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s
Typical Applications	Wireless hauling, Wireless backbone, simple migration from TDM to IP long-haul	Wireless hauling, Long distance networks	Wireless hauling, Long distance networks in sites with limited ‘real-state’	Wireless hauling, Wireless backbone, simple migration from TDM to IP long-haul	Offshore oil/gas rigs in high vibration environment
Type of Customers	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers	Wireless service providers, private network operators (utilities, rail, state & local government etc.)	Wireless service providers, Incumbent local exchange carriers, Public institutions	Oil and gas drilling companies, shipping industry

Our network management system (NMS) can be used to monitor network element status, provide statistical and inventory reports, download software and configuration to elements in the network, and provide end-to-end service management across the network. Our NMS solutions can support both the FibeAir and Evolution products through a single user interface.

Network Management System (NMS)

Description
User-friendly Network Management System designed for managing large scale wireless hauling networks. Optimized for centralized operation and maintenance of a complete network with an intuitive graphical interface for managing performance, end-to-end configuration, faults and system security.

Key Features
Managing wireless hauling networks; Fault management; Configuration & performance management; Network awareness; Full FCAPS Support Redundancy & Backup; Pay as you Grow with Software Key Mechanism; Northbound Interfaces; Multi-platform Operating System Support

  Our IP-based network products use native IP technology. Our hybrid products use our hybrid concept which allows them to transmit both native IP and native circuit-switched TDM traffic simultaneously over a single radio link. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems. This approach increases efficiency and decreases latency. Our products provide effectively seamless migration to gradually evolve the network from an all circuit-switched and hybrid concept to an all IP-based packet.

  As telecommunication networks and services become more demanding, there is an increasing need to match the indoor units’ advanced networking capabilities with powerful and efficient radio units. Our outdoor RFUs are designed with sturdiness, power, simplicity, and compatibility in mind. As such, they provide high-power transmission for both short and long distances and can be assembled and installed quickly and easily. The RFUs can operate with different Ceragon indoor units, according to the desired configuration, addressing any network need be it cellular, backbone, rural or private hauling networks.

  Our RFUs deliver a maximum capacity over 3.5-56 MHz channels with configurable modulation schemes from QPSK to 2048QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, using a single channel, with vertical and horizontal polarizations. This feature is implemented with a built-in cross polarization interference canceller (XPIC) mechanism.

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

Our Customers

  We have sold our products through a variety of channels to over 430 service providers and the operators of hundreds of private networks in more than 130 countries. Our principal customers are mobile operators, cellular operators and wireless service providers that use our products to expand hauling network capacity, reduce hauling costs and support the provision of advanced telecommunications services. In 2012, we maintained our positioning as the #1 specialist in the market in terms of unit shipments and global distribution of our business.  We were also named as the overall #1 global supplier of long haul solutions. This position, which we have achieved following our acquisition of Nera in 2011, enabled us to secure a number of long term agreements with a number of global Tier 1 operators. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.  In 2012, customers from the Europe region contributed 22% of total yearly revenue. Our sales in Latin America and Africa have increased significantly following the acquisition of Nera, and reached 28% and 13% of yearly revenue in 2012 respectively. Our sales in Asia Pacific, North America and India in 2011 were 17%, 11% and 10%, respectively.

  The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2010, 2011 and 2012, and the names of representative customers:

	Year Ended December 31,
	2010	2011	2012

Region				Representative Customers
North America	17%	11%	9%	Peg Bandwidth, Connectronics, Hutton Communications, Conterra

Europe	23%	22%	22%	Hutchison 3, Telenor Serbia, KPN, Tele2

Africa	4%	17%	13%	Airtel, Celtel, Globacom, DOPC,

Asia Pacific	11%	17%	16%	Digitel Mobile Philippines, ATI

India	38%	10%	12%	Bharti Airtel, IDEA Cellular, Reliance Communications, Tata Teleservices,

Latin America	7%	23%	28%	Telefonica, Telcel

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff includes approximately 657 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three key OEMs, which together accounted for approximately 11.6% of our revenues for the year ended December 31, 2012. We are focusing our efforts on direct sales, which accounted for approximately 88.4% of our revenues for the year ended December 31, 2012, because we believe that this is the way to provide more value to our customers. We also plan to develop additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Malaysia and the Philippines. Some of our manufacturing and warehousing is done in our production facility in Slovakia.  Most of our warehouse operations are outsourced to subcontractors in Israel and the Philippines. The raw materials for our products come primarily from the United States, Europe and Asia Pacific. In 2012 we opened an RMA (return merchandise authorization) center at our subcontractor site in the Philippines to improve cost efficiencies in handling repairs and in 2011, we opened an RMA  center in India at our New Delhi offices to provide quick and efficient repair services to our customers in that region.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001 and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.   Our production plant in Slovakia is certified to OHSAS 18001 for Occupational Health and Safety assurance system.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel  and Bergen, Norway and also at our subsidiaries in Greece and Romania. As of December 31, 2012, our research, development and engineering staff consisted of 268 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.  To date, we have 25 patents granted in the United States and other foreign jurisdictions,  29 patent applications pending in the United States and other foreign jurisdictions, four patents granted in the EPO (European Patent Office),  six patent applications pending in the EPO and four provisional patent applications. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•	for the standard character mark CERAGON in Russia, Morocco, the Philippines and International Registration (protection granted in Australia, Iceland and Singapore)

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in the United States, Israel and the European Union; and

•	For the standard character mark Native2 in India.

We have pending trademark applications s as follows:

•
for the standard character mark CERAGON in Argentina, Brazil, Chile, Colombia, Indonesia, India, Israel Mexico, Nigeria, Venezuela, United States, South Africa and International Registration (protection pending in Bosnia & Herzegovina, Switzerland, China, Egypt, Croatia, Kenya, South Korea, Macedonia, Norway, Russia, Turkey, Ukraine, Vietnam, CTM (European Union);

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies. We also expect consolidation to continue as some players are looking to exit the wireless hauling space in order to focus on other lines of their business. We believe that in a consolidating market the role of microwave specialists, such as ourselves, will be more significant.

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Siemens Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of other smaller “specialist” microwave communications equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A offer or are developing products that compete with our products.

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  Recent examples include our acquisition of Nera in January 2011 and, more recently, the 2012 acquisition by DragonWave of the microwave division of NSN, which itself was formed as a joint venture between Nokia and Siemens. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies.

We believe we compete favorably on the basis of:

•	our focus on the mobile market and active involvement in shaping next generation standards and technologies

•	product performance, reliability and functionality;

•	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

•	cost structure;

•	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

•	range of turnkey services offering for faster deployment of an entire network and reduced total cost of ownership; and

•	support and technical service, experience and commitment to high quality customer service.

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

In December 2006, we entered into an agreement with the OCS to conclude our R&D grant programs sponsored by the OCS and by 2008, retired all the debt remaining therefrom.  The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate and at an increased total amount, which may be substantial.

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

C.  Organizational Structure

We are an Israeli company that commenced operations in 1996.  The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks (India) Private Limited Ceragon Networks AS Ceragon Networks s.r.o. Ceragon Argentina s.a. Ceragon Telecommunicaciones Latin America S.A. Ceragon America Latina Ltda.	India Norway Slovakia Argentina Venezuela Brazil	100% 100% 100% 100% 100% 100%

D.  Property, Plants and Equipment.

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 73,680 square feet of office space in Tel Aviv, Israel.  The leases for the majority of this space expired December 2012.  We have agreed to terms in principle with our landlord and the new lease shall be for a five-year term, with an option to terminate early after three years.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,800 square feet of office space in Paramus, New Jersey and approximately 12,000 square feet of office space in Richardson, Texas.  The lease in Paramus is valid until July 2013 and the lease in Texas is valid until May 2018;

•	in Norway, we lease approximately 113,710 square feet of office space in Bergen expiring in September 2013;

•	in India, we lease approximately 11,737 square feet of office space in New Delhi expiring in October 2013;

•	in Slovakia, we lease approximately 44,780 square feet manufacturing facility in Liptovsky Hradoc expiring in January 2014;

•	in Brazil we lease approximately 33,850 square feet in Barueri of office and warehouse space expiring in December 2013;

•	in Mexico, we lease approximately 15,150 square feet of office space in Mexico City expiring in August 2013; and

•
in Argentina we lease approximately 6,810 square feet of office space and approximately 23,310 square feet of warehouse space in Cordoba expiring in February 2014 and approximately 1,200 square feet of office space in Buenos Aires expiring in April 2013, which is currently in negotiations to extend.

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

Overview

We are the #1 wireless hauling specialist in terms of unit shipments and global distribution of our business.  We provide wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  Our wireless backhauling solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.

Designed for all- Internet Protocol  (IP) network  configurations, including risk-free migration from legacy to next-generation backhaul and fronthaul , our solutions provide fiber-like connectivity for next generation Ethernet/Internet Protocol, or IP-based, networks; for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all IP. In addition, our solutions allow for the proliferation of small-cell heterogeneous networks (HetNets), thereby meeting the increasing demands by the growing numbers of subscribers and the increasing needs for mobile data services. Our systems also serve evolving network architectures including all-IP long haul.

We also provide our solutions to other non-carrier vertical markets such as businesses and public institutions, broadcasters, energy utilities, oil and gas companies, public safety network operators and others that operate their own private communications networks. Our solutions are deployed by more than 430 service providers of all sizes, as well as in hundreds of private networks, in nearly 130 countries.

  In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s existing credit facilities, including the agreement with Bank Hapoalim B.M. entered into in 2011 and other short term credit facilities with other banks, the  Credit Facility.  See Liquidity and Capital Resources below, for more detailed discussion.

  We have grown our revenues from $217.3 million for the year ended December 31, 2008 to $446.7 million for the year ended December 31, 2012, representing a 20% compound annual growth rate, or CAGR. Our revenues for 2012 represent an increase of 0.3% compared to our revenues for 2011.  In 2012, approximately 16% of our revenues were derived from customers in Asia Pacific, 12% from India, 28% from Latin America, 22% from Europe, 13% from Africa and 9% from North America.

Industry Trends

  Market trends have placed, and will continue to place, pressure on the selling prices for our products. Our objective is to continue to meet the rising demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

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

•
The emergence of small cells and HetNets present hauling challenges that differ from those of traditional macro-cells. Small cells and HetNet architectures can be used to provide a second layer of coverage in 3G and LTE networks, resulting in higher throughput and data rates for the end-user.

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

•
Regional Pricing Pressures: A significant portion of our sales derives from India and Latin America in response to the rapid build-out of cellular networks in those regions. For the years ended December 31, 2010, 2011 and 2012, 38%, 10% and 12%, respectively, of our revenues were earned in India. In addition, for the years ended December 31, 2010, 2011 and 2012, 7%, 23% and 28%, respectively, of our revenues were earned in Latin America. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal considerations, which may adversely affect demand for network equipment.

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

•
Sales through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the year ended December 31, 2012, approximately 11.6% of our sales were to our three key OEMs of wireless equipment, rather than directly to end users.

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

  Until 2012, our revenues had grown rapidly; we cannot assure you that we will be able to sustain growth in future periods, taking also into consideration that a large portion of the growth resulted from the Nera Acquisition.  You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

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

Restructuring costs. In order to meet our profitability plan in 2013, we initiated during the fourth quarter of 2012, a restructuring plan to improve our operating efficiency. Our restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under the restructuring plan.

Acquisition related costs. The 2011 income statement includes Nera Acquisition related costs that consist primarily from fees associated with transaction financial advisors, as well as legal, accounting and tax related fees associated with the due diligence.

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

Taxes.  Our tax expenses consist of current corporate tax expenses in various locations and changes in deferred tax assets and liabilities.

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;
•	Inventory valuation;
•	Provision for doubtful accounts;
•	Taxes on income;
•	Stock-based compensation expense;
•	Marketable securities;
•	Business combinations and purchase price allocation; and
•	Impairment of goodwill and long-lived assets

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

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other know factors. Such provisions are immaterial as of December 31, 2011 and 2012, respectively.

In October 2009, the FASB issued ASU 605-25 “Multiple-Deliverable Revenue Arrangements”. This standard changes the requirements for establishing separate units of accounting in a multiple element arrangement by elimination of the residual method and requires the allocation of arrangement consideration to each deliverable to be based on using the relative selling price method. We adopted this standard as of the beginning of fiscal year 2011 on a prospective basis for new and materially modified deals that include the sale of products and post delivery installation services, originating after January 1, 2011.

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

We consider the sale of equipment and its installation to be two separate units of accounting in the arrangement in which the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever the arrangement does not include a general right of return relative to the delivered item or delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company. In such an arrangement, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met and the installation revenues are deferred to the period in which such installation occurs (but not less than the amount contingent upon completion of installation, if any) using relative selling prices of each of the deliverables based on the aforementioned selling price hierarchy.

We determine the selling price in our multiple-element arrangements by reviewing historical transactions, and considering internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of ESP is made through consultation with   management, taking into consideration the pricing model and strategy.

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

Deferred revenue includes unearned amounts received in our arrangements and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

Inventory valuation.  Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.  As of December 31, 2012 our inventory write-off provision was $2.9 million.

Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2012, our allowance for doubtful accounts was $5.4 million and our trade receivables were $149.1 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

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

Stock-based compensation expense recognized under ASC 718 was $4.2 million, $6.6 million and $5.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Marketable Securities.  We account for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities", ("ASC 320"). Our management determines the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. During the last quarter of 2010, we classified our debt securities as available-for-sale in connection with the anticipated acquisition of Nera. As a result of the Nera Acquisition, we did not have the intent to hold the securities until maturity; we changed the classification of our investments from held-to-maturity to available-for-sale.  Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial income, net”.   We periodically review our marketable securities for impairment. If we conclude that any of our investments are impaired, we determine whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. During 2010, 2011 and 2012 no other-than-temporary impairments were recorded.

Business combinations and purchase price allocation.  In accordance with ASC 805 “Business Combinations,” we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values.

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Estimating the fair value of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. Management makes estimates of fair value based upon market participants’ assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and although they are deemed to be consistent with market participants’ highest and best use of the assets in the principal or most advantageous market, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the income approach. Some of the more significant estimates and assumptions inherent in the income approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which requires judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

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

ASC 350 "Intangible – Goodwill and Other," requires that goodwill be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the company below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of the company. We have concluded that we have one reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the company is compared with its carrying value (including goodwill). If the fair value of the company is less than its carrying value, an indication of goodwill impairment exists and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the company’s goodwill over the implied fair value of that goodwill. If the fair value of the company exceeds its carrying value, step two does not need to be performed. The fair value of the company is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of our long-term rate of growth, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for the company.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 "Property, Plant, and Equipment," when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Cost of revenues	64.2	72.6	69.0
Gross profit	35.8	27.4	31.0
Operating expenses:
Research and development, net	10.1	11.3	10.6
Selling and marketing	14.9	18.4	17.3
General and administrative	4.9	6.0	6.2
Restructuring costs	--	1.8	1.0
Acquisition related costs	0.3	1.1	--
Total operating expenses	30.2	38.5	35.1
Operating income (loss)	5.6	(11.1)	(4.1)
Financial income (expenses), net	0.5	(0.5)	(0.8)
Taxes on income	0.5	0.5	0.3
Net income (loss)	5.6	(12.0)	(5.2)

Year ended December 31, 2011 compared to year ended December 31, 2012

Revenues. Revenues increased from $445.3 million for the year ended December 31, 2011 to $446.7 million for the year ended December 31, 2012, an increase of $1.4 million, or 0.3%. Revenues in the Latin America region increased to $125.7 million for the year ended December 31, 2012 as compared to $104.7 million for the year ended December 31, 2011, primarily due to initial deployments of a Tier1 operator. Revenues in the Asia Pacific region decreased to $55.3 million for the year ended December 31, 2012 compared to $75.0 million for the year ended December 31, 2011, primarily due to several turn-key projects for which revenue was recognized in 2011.

Cost of Revenues.  Cost of revenues decreased from $323.2 million for the year ended December 31, 2011 to $308.4 million for the year ended December 31, 2012, a decrease of $14.8 million, or 4.6%. This decrease was attributable mainly to the following:

•	Lower cost of inventory step-up adjustment of acquired deferred revenue and customer orders to be delivered as of the closing of the Nera Acquisition, in the amount of $10.9 million.

•	Lower salary and related expenses as a result of the integration plan related to the Nera Acquisition in the amount of $4.9 million.

•	Lower material cost related to our ongoing own product cost reduction efforts of $3.2 million

•	Offset by a $2.3 million change in pre-acquisition indirect tax position in 2012

Gross Profit.  Gross profit as a percentage of revenues increased from 27.4% for the year ended December 31, 2011 to 31.0% for the year ended December 31, 2012. This increase was attributable mainly to our ability to reduce our cost of revenues following the Nera Acquisition and lower material cost related to our product cost reduction.

Research and Development Expenses. Our research and development expenses decreased from $50.5 million for the year ended December 31, 2011 to $47.5 million for the year ended December 31, 2012, a decrease of $3.0 million, or 5.9%. The decrease in our research and development expenses was attributable primarily to a reduction in subcontractor expenses of $1.7 million and a Norwegian governmental grant in an amount of $1.2 million deducted from expenses. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 10.6% in the year ended December 31, 2012 compared to 11.3% for the year ended December 31, 2011.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $81.7 million for the year ended December 31, 2011 to $77.3 million for the year ended December 31, 2012, a decrease of $4.4 million, or 5.4%. This decrease was primarily attributable to the decrease of approximately $3.5 million or 8.0% in salary and related expenses as a result of the integration plan related to Nera Acquisition. As a percentage of revenues, selling and marketing expenses were 17.3% in the year ended December 31, 2012 and 18.4% in the year ended December 31, 2011.

General and Administrative Expenses. General and administrative expenses increased from $26.5 million for the year ended December 31, 2011 to $27.5 million for the year ended December 31, 2012, an increase of $1.0 million, or 3.8%. This increase was attributable primarily to the increase in doubtful debt expenses of $1.7 million or 804%  due to an increase in our accounts receivable balance and an increase in depreciation expenses of $1.1 million, due to higher depreciation expenses of investments in IT infrastructures, offset by a decrease in salary and related expenses as a result of the integration plan related to Nera Acquisition of $2.0 million. As a percentage of revenues, general and administrative expenses were 6.0% and 6.2% for the years ended December 31, 2011 and 2012 respectively.

Restructuring costs. Restructuring costs consist of employee one-time termination benefits and other termination costs related to organizational changes to integrate certain administrative functions and combine our two solution groups. Restructuring costs decreased from $7.8 million for the year ended December 31, 2011 to $4.6 million for the year ended December 31, 2012, a decrease of $3.2 million, or 41.2%.

Acquisition related costs. The acquisition related costs consist primarily of fees for Nera’s transaction financial advisors, as well as legal, accounting and tax related fees associated with the due diligence. Acquisition related costs were $4.9 million in the year ended December 31, 2011. The Company did not have any acquisition-related costs in the year ended December 31, 2012.

Financial expenses, Net. Financial expenses, net increased from $2.0 million for the year ended December 31, 2011 to $3.5 million for the year ended December 31, 2012, a change of $1.5 million. The increase in the financial expenses is mainly related to decrease in finance income from marketable securities and bank deposits in the amount of $1.7 million and an increase in interest expenses of our short-term loans in the amount of $0.4 million, offset by a decrease in currency revaluation expenses in the amount of $0.6 million. As a percentage of revenues, financial expenses, net changed to 0.8% in the year ended December 31, 2012 compared to 0.5% for the year ended December 31, 2011.

Taxes on income. Taxes on income decreased from $2.3 million for the year ended December 31, 2011 to $1.2 million for the year ended December 31, 2012, a decrease of $1.1 million, or 46.8%. Our effective tax rate was 4% in 2011 and 5% in 2012. This change was attributed to tax expenses related to lower taxable income in our sales, distribution and subcontracting manufacturing subsidiaries, where the local activities are profitable and taxable.

Net loss. Net loss decreased from $53.7 million for the year ended December 31, 2011 to $23.4 million for the year ended December 31, 2012. As a percentage of revenues, net loss decreased to 5.2% for the year ended December 31, 2012 from 12% for the year ended December 31, 2011. The decrease in net loss was attributable primarily to the decrease in operating expenses as a result of the integration plan, as well as an increase in gross profit as a result of step-up adjustment of acquired deferred revenue in 2011, both of which are  related to Nera Acquisition.

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

The following table presents information about the exchange rate of the NIS, NOK and Euro against the dollar:

	Appreciation against US Dollar
Year ended December 31,	NIS (%)	NOK (%)	Euro (%)
2008	(1.1)	29.4	5.6
2009	(0.7)	(17.7)	(3.3)
2010	(6.0)	1.6	8.0
2011	7.7	3.0	3.3
2012	(2.3)	(7.5)	(2.1)

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

Effects of Government Regulations and Location on the Company’s Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview – Conditions in Israel” in Item 4 and the “Risks Relating to Israel” as well as the Risk Factor “Our international operations expose us to the risk of fluctuation in currency exchange rates and restrictions related to cash repatriation” in Item 3, above.

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

In January 2011, we entered into a loan agreement with Bank Hapoalim B.M. in the principal amount of $35 million (the Bank Hapoalim Agreement) in order to help finance the Nera Acquisition. The Bank Hapoalim Agreement provides that the principal amount of $35 million bears interest at a rate of Libor + 3.15%, which Libor is updated every three months. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.  As of December 31, 2012, the balance of the loan amounted to $26.8 million.

In March 2013, we entered into a Credit Facility with four banks: Bank Hapoalim B.M. (also the lead - arranger and securities trustee), HSBC Bank Plc, Bank Leumi Le’Israel Ltd., and First International Bank Israel Ltd., pursuant to which we received $113.7 million of committed credit facilities consisting of up to $73.5 million in credit loans as well as up to $40.2 million for bank guarantees.   The Credit Facility replaced all of the Company’s existing credit facilities, including the Bank Hapoalim Agreement, and other short term credit facilities with other banks.  The Credit Facility will terminate, and all borrowings shall be repaid, upon March 14, 2016.  Borrowings will bear floating interest at a base rate plus an applicable spread of up to 3% per annum.  The credit facilities are secured by (1) a floating charge over all our assets and (2) floating and fixed charges over our bank accounts with the banks.  In the framework of the Credit Facility, we undertook certain financial and other standard covenants.

See Item 19, Exhibit 4.4 for an English summary of the material terms of the Credit Facility.

As of December 31, 2012, our short term debt from financial institutions amounted to $17.0 million.

As of December 31, 2012, we had approximately $51.6 million in cash and cash equivalents, short term bank deposits and  long-term marketable securities.

As of December 31, 2012, our cash investments were comprised of the following: 91% consisted of short-term, highly liquid investments with original maturities of up to three months,1% consisted of short-term bank deposits and 8% of our liquid assets is invested in long term corporate and government debt securities. Most of these investments are in US dollars.

Net cash provided by operating activities was $7.2 million for the year ended December 31, 2012 and net cash used in operating activities was $20.1 million for the year ended December 31, 2011. Net cash used in operating activities was $10.7 million for the year ended December 31, 2010.

In 2012, our cash provided by operating activities was affected by the following principal factors:

•	a $27.2 million decrease in inventories, net of write-off; and

•	a $17.7 million increase in trade payables, net of accrued expenses

These factors were offset by:

•	our net loss of $23.4 million;

•	a $9.5 million increase in trade receivables, net; and

•	a $21.6 million decrease in deferred revenues paid in advance.

In 2011, our cash used by operating activities was affected by the following principal factors:

•	our net loss of $53.7 million;

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

•
a $3.3 million increase in other accounts payable and accrued expenses, primarily attributed to an increase in employees accruals, an increase in warranty provision and an unrealized loss in open forward foreign exchange contracts; and

•	a $2.1 million increase in deferred revenues paid in advance.

These factors were partially offset by:

•	a $19.6 million increase in trade receivables, which was primarily attributable to our increased revenues;

•	a $11.7 million decrease in trade payables which was primarily attributable to advances paid to our contract manufacturers; and

•
a $7.7 million increase in other accounts receivable and prepaid expenses which was primarily attributable to an increase of $5.6 million in advances paid to our contract manufacturers and an increase of $1.1 million in prepaid expenses mainly subcontractors expenses for installation services for our turnkey projects for which revenues have not yet recognized.

Net cash provided by investing activities was approximately $1.8 million for the year ended December 31, 2012, as compared to net cash used in investing activities of approximately $28.0 million for the year ended December 31, 2011 and net cash provided by investing activities of approximately $5.1 million for the year ended December 31, 2010. In the year ended December 31, 2012, our investment in short-term bank deposits of $1.3 million and purchase of property and equipment of $14.5 million, were offset partially by proceeds from maturity of short-term bank deposits of $7.9 million and by proceeds from sales of marketable securities of $9.8 million. In the year ended December 31, 2011, our investment in short-term bank deposits of $7.3 million, purchase of property and equipment of $14.4 million and payment related to the Nera Acquisition of $42.5 million were offset partially by proceeds from maturity of short-term bank deposits of $25.7 million and by proceeds from maturities of marketable securities of $10.5 million.  In the year ended December 31. 2010, our proceeds from maturity of short-term bank deposits of $31.7 million and from maturities of marketable securities of $16.6 million were offset partially by investment in short and long-term bank deposits of $13.8 million and in marketable securities of $18.3 million.

Net cash provided by financing activities was approximately $9.5 million for the year ended December 31, 2012 as compared to net cash provided by financing activities of $39.5 million for the year ended December 31, 2011 and net cash used in financing activities of $4.9 million for the year ended December 31, 2010. In the year ended December 31, 2012, our proceeds from exercises of share options of $0.7 million and proceeds from financial institutions, net of $27 million, were offset partially by repayment of a bank loan of $18.2 million.  In the year ended December 31, 2011, our cash provided by financing activities was affected by exercises of share options of $4.5 million and proceeds from financial institutions, net of $35 million.  In the year ended December 31, 2010, our cash provided by financing activities was affected by exercises of share options of $4.9 million.

As of December 31, 2012, our principal commitments consisted of $7.4 million for obligations outstanding under non-cancelable operating leases.

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated growth in our operations as a result, in part, from our increased participation in turnkey projects. We anticipate that our capital expenditures during 2013 will be primarily for a new enterprise resource planning, ERP, system to be implemented at our offices worldwide and other IT infrastructures.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and Bergen, Norway and also at our subsidiaries in Greece and Romania. As of December 31, 2012, our research, development and engineering staff consisted of 268 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $47.5 million or 10.6% of revenues in 2012, $50.5 million or 11.3% of revenues in 2011 and $25.1 million or 10% of revenues in 2010.

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

F.	Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations1	10,505	5,990	3,660	855
Purchase obligations2	47,240	41,879	5,361
Other long-term commitment3	5,148				5,148
Uncertain income tax positions4	26,549				26,549
Loan Agreement	26,768	8,232	16,464	2,072
Total	116,210	56,101	25,485	2,927	31,697
____________

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2012 was approximately   $9.01 million, of which approximately $6.4 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.6 million.  In addition, the commitment includes a net amount of approximately $2.5 million in pension accruals in other subsidiaries, mainly in Norway.

(4)
Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15j of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Zohar Zisapel	64	Chairman of the Board of Directors
Ira Palti	55	President and Chief Executive Officer
Aviram Steinhart	42	Executive Vice President & Chief Financial Officer
Gil Solovey	44	Executive Vice President, Global Operations
Eran Westman	42	Executive Vice President, Global Business
Sharon Ganot	44	Executive Vice President, Human Resources
Udi Gordon	46	Executive Vice President, Corporate Marketing and Business Development
Donna Gershowitz	49	Vice President and General Counsel and Corporate Secretary
Hagai Zyss	41	Executive Vice President, Global Products
Ole Lars Oye	51	VP Global Projects & Services
Joseph Atsmon	64	Director
Yael Langer	48	Director
Yair E. Orgler	73	Director
Avi Patir	64	Director

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and served as chairman from 1998 until 2012.  Mr. Zisapel also serves as chairman of RADCOM Ltd., as a director of Silicom Ltd., Amdocs, Limited and as chairman or director of several private companies. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

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

Aviram Steinhart joined Ceragon in December 2011 from Lumenis Ltd., where he was the Chief Financial Officer and Senior Vice President from 2007. Prior to that, he served as the Corporate Vice President of Finance at Alvarion Ltd., as well as in a variety of senior financial positions at Siemens/UGS PLM solutions, Tecnomatix, and NetReality Communications.  Mr. Steinhart holds a B.A. from Haifa University and an M.B.A. from Tel Aviv University and is a qualified CPA.

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

Udi Gordon has served as our Executive Vice President Marketing & Business Development since July 2009.  From October 2008 through June 2009, Mr. Gordon served as our Vice President, Business Development. From 2004 to 2008, Mr. Gordon headed our research and development department, his most recent position being Executive Vice President R&D. From 1997 until June 2004, he served as a senior manager in our research and development department.    Mr. Gordon received a B.Sc. in electrical engineering from the Technion (cum laude) and an M.B.A. from Bar-Ilan University.

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

Hagai Zyss has served as our Executive Vice President, Global Products since January 2013.  Prior thereto, he served as our  Executive Vice President and General Manager, Short-Haul Solutions Group since March, 2011 and as Vice President, Research and Development from October 2008 and served in our research and development from June 2000, his most recent position being Vice President Next Generation Networks. Mr. Zyss received B.Sc. and M.Sc. degrees (cum laude) in electrical engineering and electronics from Tel-Aviv University.

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

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001 and served as a director of RADVision Ltd. from June 2003 until June 2012. From November 2005 until December 2008, Mr. Atsmon was a director of VocalTec Communications Ltd. From April 2001 until October 2002, he served as Chairman of Discretix Ltd.  From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development.  Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion.  Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules and is our audit committee chairman and financial expert.

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

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Director at Bank Hapoalim, B.M., Director at Discount Investment Corporation Ltd., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in industrial administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Avi Patir has served as an external director since March 2007. Mr. Patir is Senior Vice President and CTO at Hot Mobile Ltd. (previously MIRS Communications Ltd.), a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd.  Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2012.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and senior management as a group, consisting of 151 persons	$3,006,000	$258,000

1The group includes one who ceased to be a member of senior management at the end of 2012.

During 2012, we granted to our directors and senior management 540,000 options to purchase ordinary shares, in the aggregate, with exercise prices of $4.78 - $9.07 per share. The options expire 10 years after grant.

Currently, other than payment of fees to our external directors as required by the Companies Law, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors.  We do, however, intend to allow payment of fees to another director, who is not an external director, in order to comply with certain requirements made under a recent amendment to the Companies Law.  For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 13 to our consolidated financial statements included as Item 18 in this annual report.

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

The board may pass a resolution when a quorum is present, and by a vote of at least a majority of the directors present when the resolution is put to vote.  A quorum is defined as at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but not less than two directors. The Chairman of the board is elected and removed by the board members. Minutes of the board meetings are recorded and kept at our offices.

Terms and Skills of Directors

Previously, our board of directors was divided into two classes: Class I and Class II. Each director (other than an external director), when elected, was designated as a member of one of the two classes of directors.  In December 2012, our shareholders approved an amendment to our Articles of Association removing the two classes and providing that directors, other than our external directors described below, be elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting and voting thereon, and serve a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation or removal.  Our Articles of Association also includes a section that allows for the alignment of the appointment dates of our board members; members of the board, who will be appointed in any annual general meeting following the 2012 annual general meeting and prior to the third annual general meeting following the 2012 annual general meeting (i.e., the 2015 annual general meeting), shall be appointed for a term ending on the 2015 annual general meeting. Beginning with the 2015 annual general meeting, all directors (other than external directors) shall be appointed together on the same annual general meeting, for a term of three years.

Messrs. Zisapel and Atsmon were appointed for a three-year term in December 2012.  Ms. Langer was reelected to serve as our Class I director at the annual general meeting held in September 2011 for a term that will end at 2014 annual general meeting of shareholders.

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

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one external director, except for the audit and compensation committees, which are required to include all of the external directors.

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

"Control" is defined in the Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the "controlling power" in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control.

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

Financial and Accounting Expertise

Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise”.  A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

Our External Directors

Yair Orgler and Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009 and again in December 2012, at the respective annual meeting of shareholders, Messrs. Orgler and Patir were appointed for a second and third terms as external directors.  Their third terms will expire in March 2016.  Our board of directors has determined that Prof. Orgler has the “accounting and financial expertise” required by the Companies Law, and that Mr. Patir has the required “professional qualifications.”

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

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or a compensation committee comprised solely of independent directors, subject to certain exceptions.  Until December 2012, the compensation committee carried out these functions, and submitted its recommendations in this respect to the audit committee, which is comprised solely of independent directors. Amendments to Israeli law, which came into effect on December 2012, require a different process of approvals for compensation payable to a company’s chief executive officer and other executive officers; for more details see in Compensation Committee below.

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

Those who are not entitled to be members, shall not attend audit committee's meetings or take part in its decisions, unless the chairman of the audit committee has determined that such person is required for the presentation of a certain matter.  Nevertheless an employee who is not a controlling shareholder or a relative thereof,  may be present at the discussion but not in the decision taking, and the legal counsel and secretary, not being controlling shareholders or relatives thereof, may be present during the discussion and decision making – pursuant to the Committee's request.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

Messrs. Yair Orgler and Avi Patir serve as our two external directors and meet the independence criteria defined in the Companies Law. As stated above, Mr. Atsmon is the chairman of our audit committee; According to the Companies Law, the chairman of the audit committee must be an external director. Mr. Atsmon is not an external director, but, in accordance with a transition provision included in applicable regulations, he is allowed to continue to hold such position until September 14, 2014.

Amendment 20

Compensation Committee

According to a recent amendment to the Israeli Companies Law entered into effect in December 2012 ("Amendment 20"), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the Committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above.

The attendance and participation in the meetings of the compensation committee is limited, similarly to the limitations on attendance and participation in meetings of the audit committee.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Until December 2012, our former compensation committee, comprised of Messrs. Zisapel and Patir, administered our 2003 Share Option Plan; The board of directors has delegated to the compensation committee the authority to grant options under the 2003 option plans, and to act as the share incentive committee pursuant to this plan, provided that such grants are within the framework determined by the board.

Shortly after Amendment 20 came into effect, we appointed a new compensation committee, including all of our external directors, Messrs. Yair Orgler and Avi Patir, and Mr. Atsmon, the chairman of our audit committee. As Mr. Atsmon’s current remuneration does not qualify him to be a member of the compensation committee under Amendment 20, we intend to propose to our shareholders to approve the payment of fees in cash to Mr. Atsmon, similarly to the payment received by our external directors, in order to qualify Mr. Atsmon as a compensation committee member under Amendment 20

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the chief executive officer) require the approval of the compensation committee and then of the board of directors, provided such terms are in accordance with the Company's compensation policy. If terms of employment of such officer are not in accordance with the compensation policy then shareholder approval is also required. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such compensation even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

The terms of office and employment of the chief executive officer - regardless of whether such terms conform to the company's compensation policy or not - must be approved by the compensation committee, the board of directors and  then by the shareholders, by a special majority of either (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company. Such shareholder approval will also be required with respect to determining the terms of office and employment of a director or the chief executive officer during the transition period until the Company adopts a compensation policy.

Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the chief executive officer, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning.

The terms of office and employment of our directors - regardless of whether such terms conform to the company's compensation policy or not - must be approved by the compensation committee, the board of directors and then by the shareholders, but, in case that such terms are inconsistent with the company's compensation policy – such shareholders' approval must be obtained by a special majority.

Compensation Policy

Amendment 20 also requires us to adopt a compensation policy by September 12, 2013, which will set forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification,  and which must take into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy must also be approved by a majority our shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be reviewed from time to time by the board, and must be re-approved or amended by the board of directors and the shareholders at least every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

The company intends to take all necessary steps in order to complete the adoption of a compensation policy prior to September 12, 2013.

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

Approval of Certain Transactions with Related Party

The Companies Law requires the approval of the audit committee or the compensation committee, thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

•	transactions with office holders and third parties (where an office holder has a personal interest in the transaction);

•	employment terms of office holders who are not directors, and employment terms of directors (and terms of engagement with a director in other roles); and

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party - where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service provided directly or indirectly (including through a company controlled by the controlling shareholder)  and terms of employment (for a controlling shareholder who is not an office holder). A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing.

Such extraordinary transactions with controlling shareholders require the approval of the audit committee or the compensation committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

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

Remuneration of Directors

Directors’ remuneration requires the approval of the compensation committee, the board of directors and the shareholders (in that order). However, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors, the compensation committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the regulations.

As specified above, the terms of office and employment of our directors should be consistent with our compensation policy and require the approval of the compensation committee and the board of directors and must also be approved by shareholders, subject to limited exceptions.

Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the Company's compensation policy, provided that such arrangement is approved by a special majority of the company’s shareholders, including (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company.

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively.  However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors options to purchase the Company’s shares.

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

Dividends

Dividends may be paid only out of accumulated retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law (the “Profit Test”), in each case provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due (the “Redemption Ability Test”). Notwithstanding the foregoing, dividends may be paid with the approval of a court even if the Profit Test is not met, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying the Redemption Ability Test. Dividends may be paid in cash, assets, shares or debentures. For further information, please see “Financial Information – Dividends.”  In connection with the 2013 Credit Facility, we undertook not to distribute dividends (unless certain terms are met) without the Banks’ prior written consent pursuant to the agreement.

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

Pursuant to the Companies Law and the Securities Law, the Israeli Securities Authority is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

In the Company's annual general meeting of shareholders, held in September 2011, shareholders resolved to amend the Company's articles of association, in order to set the legal corporate framework that will allow the Company to continue to be able to indemnify and insure its office holders to the full extent permitted by law.

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

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is chief executive officer or a director, also by our shareholders.

New indemnification letters, which were extended to cover indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

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

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a "control block" (i.e., shares conferring twenty-five percent or more of the voting rights at the general meeting),  or if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of a "control block" , or  a holder of 45% or more of the voting power in the company, respectively. These requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of a "control block", or 45% or more, of the voting power in the company, unless there is already a holder of a "control block" or 45% or more, respectively, of the voting power in the company), (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block" , or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Employees

As of December 31, 2012, we had 1,117 employees worldwide, of whom 268 were employed in research, development and engineering, 657 in sales and marketing, 81 in management and administration and 111 in operations.  Of these employees, 328 were based in Israel, 43 were based in the United States, 390 were based in EMEA (not including Israel), 219 were based in Latin America and 137 were based in Asia Pacific.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 15, 2013.  The percentage of outstanding ordinary shares is based on 36,805,168 ordinary shares outstanding as of March 15, 2013.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options
Zohar Zisapel(3)	5,145,149	14.0	200,000	$4.78 -$11.10
Ira Palti	836,245	2.3	1,130,000	$4.49 -$13.04
All directors and senior management as a group consisting of 14 people (4)	7,021,593	19.1	2,851,166	$3.89-$14.29

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 15, 2013.

(2)
Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.  Of the number of stock options listed, 200,000, 836,245 and 2,076,444 options, respectively, are vested or shall become vested within 60 days of March 15, 2013 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group.

(3)	The number of ordinary shares held Zohar Zisapel includes 9,467 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 15, 2013 (including options held by each such person and which are vested or shall become vested within 60 days of March 15, 2013) and have therefore not been separately disclosed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The compensation committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The compensation committee has authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. In September, 2010, our board of directors amended the 2003 share option plan so as to enable to grant restricted share units ("RSUs") pursuant to such plan (the Amended and Restated Share Option and RSU Plan, or the Plan).  In December, 2012, our board of directors extended the Plan for an additional ten-year period through December 31, 2022.  The Plan has been approved by the Israeli Tax Authority as is required by applicable law. The following tables present option and RSUs grant information for the Plan as of December 31, 2012.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
17,920,688	218,414	6,027,382	$8.52

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
200,000	---	100,000	$0

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2012:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	3,091,166	838,170

All other grantees	3,036,216	1,431,718

Amendment

Subject to applicable law, our board of directors may amend the Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7  .               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 15, 2013 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	5,145,149	14.0%
Yehuda and Nava Zisapel (2)(3)	2,247,467	6.1%
EARNEST Partners, LLC (4)	3,415,172	9.3%
Parnassus Investments (5)	3,003,724	8.2%
Migdal Insurance & Financial Holdings Ltd (6)	3,033,257	8.2%
Invicta Capital Management, LLC(7)	2,552,557	6.9%

(1)	Based on 36,805,168 ordinary shares issued and outstanding as of March 15, 2013.

(2)
Yehuda Zisapel and Zohar Zisapel are brothers and Yehuda Zisapel and Nava Zisapel are husband and wife. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by each of Yehuda and Nava Zisapel and Zohar Zisapel includes 9,467 shares held by RAD Data Communications Ltd., of which all Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Of the ordinary shares beneficially owned by Yehuda Zisapel and his wife Nava Zisapel, 1,119,000 are held directly by each of Yehuda Zisapel and Nava Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 13, 2013 by EARNEST Partners, LLC (“Earnest”). Earnest is a Georgia limited liability company and an investment advisor.  Earnest’s principal office is located at 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309.  The number of ordinary shares held by Earnest includes 2,483,525 ordinary shares over which it has sole voting power and 12,118 ordinary shares over which it has shared voting power.

(5)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 8, 2013 by Parnassus Investments (“Parnassus”).  Parnassus is a California investment advisor with a principal office at 1 Market Street, Suite 1600, San Francisco, California 94105.  The ordinary shares held by Parnassus include ordinary shares beneficially owned by clients of Parnassus, which include investment companies registered under the Investment Company Act.

(6)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 12, 2013 by Migdal Insurance & Financial Holdings Ltd (“Migdal”).  Migdal is an Israeli public company with a principal office at 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel.  Of the 3,033,257 ordinary shares beneficially owned by Migdal  (i) 2,591,567 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,859,107 ordinary shares are held by Profit participating life assurance accounts; 1,130,377 ordinary shares are held by Provident funds and companies that manage provident funds and 40,081 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 3,692 are beneficially held for Migdal’s Nostro account.

(7)
Based on information provided by Invicta and Gregory A. Weaver, the controlling member of Invicta, in a Statement on Schedule 13G filed with the SEC on February 14, 2013.  Invicta is a New York limited liability company and Gregory A. Weaver is a U.S. citizen. The principal address of the parties is 60 East 42nd Street, New York, NY 10165. Invicta and Gregory A. Weaver share the power to vote or to direct the vote and to dispose or direct the disposition of 2,552,557 shares.

As of March 15, 2013, approximately 93.02% of our ordinary shares were held in the United States and there were 54 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 92.98% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, together with his wife Nava, as of March 15, 2013, beneficially owns 6.1% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 14% of our ordinary shares as of March 15, 2013.  Zohar and Yehuda Zisapel are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Chanellot Ltd	RADWARE Ltd.
BYNET Data Communications Ltd.	Internet Binat Ltd.	RADWIN Ltd.
BYNET Electronics Ltd.	Packetlight Networks Ltd.	SECURITYDAM Ltd.
BYNET SEMECH (Outsourcing) Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADBIT Computers, Inc.
BYNET Software Systems Ltd.	RADCOM Ltd.	SILICOM Ltd.
BYNET Systems Applications Ltd.	RAD Data Communications Ltd. and its subsidiaries	RADiflow Ltd.

The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

Ms. Langer, one of our directors, acts as general counsel for several companies in the RAD- BYNET group and serves as a director of RADWARE Ltd.

In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products.  Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. The aggregate amount of these expenses was approximately $1.5 million in 2012.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $1.1 million in 2012.

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

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility, located in Tel Aviv, Israel is approximately 73,680 square feet in size.  The leases for the majority of this facility expired December 2012.  We have agreed to terms in principle with our landlord and the new lease shall be for a five-year term, with an option to terminate early after three years.   Additionally, we lease space in Paramus New Jersey, U.S. from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 5,800 square feet in size.  The lease for this facility is valid until July 2013.  The aggregate amount of rent and maintenance expenses related to these properties was approximately $2.1 million in 2012.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $4.3 million for the year ended December 31, 2012.

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

Export Sales

In 2012, our sales to end users located outside of Israel amounted to $444.3 million, or 99% of our $446.6 million revenues for that year.

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

Significant Changes

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources for a description of the Credit Facility.

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

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low

2008 (Annual)	$11.59	$4.30

2009(Annual)	11.77	3.90

2010 (Annual)	13.42	6.88

2011 (Annual)	14.34	7.25

2012 (Annual)	9.76	3.91

2011
First Quarter	$14.34	$10.50
Second Quarter	12.71	10.12
Third Quarter	13.76	9.07
Fourth Quarter	10.83	7.25

2012
First Quarter	9.69	7.68
Second Quarter	9.76	8.14
Third Quarter	9.36	5.06
Fourth Quarter	5.86	3.91

2013
First Quarter (through March 15, 2013)	5.15	4.41

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low

September 2012	$6.90	$5.06
October 2012	5.86	3.91
November 2012	5.51	4.04
December 2012	5.38	4.22
January 2013.	5.15	4.31
February 2013	4.95	4.47
March 2013 (through March 15, 2013)	4.88	4.41

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE.  The translation from NIS into U.S. dollars for the following tables is based on representative rates of exchange published by the Bank of Israel on March 15, 2013.

	High	Low

2008 (Annual)	$11.56	$4.57

2009 (Annual)	11.80	4.20

2010(Annual)	13.28	6.87

2011 (Annual)	14.52	7.20

2012 (Annual)	9.74	4.05

2011
First Quarter	$13.98	$9.89
Second Quarter	11.65	8.29
Third Quarter	12.54	8.82
Fourth Quarter	10.69	7.31

2012
First Quarter	$9.74	$7.67
Second Quarter	9.73	8.33
Third Quarter	8.55	5.52
Fourth Quarter	5.41	4.28

2013
First Quarter (through March 15, 2013)	4.76	4.44

The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low

September 2012	$5.86	$5.52
October 2012	4.91	4.49
November 2012	5.41	5.27
December 2012	4.37	4.28
January 2013	4.76	4.72
February 2013	4.58	4.50
March 2013 (through March 15, 2013)	4.72	4.44

Markets

See “Offer and Listing Details” above.

ITEM 10.                     ADDITIONAL INFORMATION

Memorandum and Articles of Association

A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The memorandum of association as amended in October 2007 and September 2011 was previously provided in our annual report on Form 20-F for the years 2007 and 2011, respectively and are incorporated herein by reference.  The articles of association as amended in December 2012 are included as Exhibit 1.2 to this annual report.

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

Taxable income of Israeli company is subject to tax at the rate of 25% in 2012.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  for taxable years beginning on or before December 31, 2012 (currently a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a foreign corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States such as the Nasdaq Global Select Market or such corporation is eligible for the benefits of an income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which includes an exchange of information program.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 20% for taxable years beginning after December 31, 2012, and 20% thereafter).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares may be subject to limitations.

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

With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2012.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2012, U.S. holders who acquired our ordinary shares in 2012 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder.  In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution.  Under these rules, the distribution that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares.  The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years.  The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses.  In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.  Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2012 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares.  In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK -

We do not use derivative financial instruments for trading purposes.  Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required.  We are exposed to certain other types of market risks, as described below.

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS and NOK. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2012, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $2.6 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $2.6 million in our net assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings.  As of December 31, 2012, we had outstanding forward contracts in the amount of $54 million for a period of up to twelve months.  During the year ended December 31, 2012 we recognized a gain of $1.5 million as a result of derivative instruments.

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

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Amendment to Articles

In December 2012, our shareholders approved an amendment to our Articles of Association to reflect revisions allowing us to revise the manner in which our board members are appointed and remove the division of directors into classes.

This amendment was described in Item A of our Notice and Proxy Statement for the Annual General Meeting of our shareholders held on December 19, 2012, included in our report on Form 6-K, furnished to the SEC on November 13, 2012, which is incorporated herein by reference. The text of the amendments to our Memorandum and Articles of Association as amended in December 2012 are incorporated herein by reference.

Use of Proceeds

As of December 31, 2012, approximately 92% of the net offering proceeds remaining from our initial public offering and from our follow-on offering were invested in short-term investments.  The 8% balance of the net offering proceeds was invested in long-term investments.  During fiscal year 2012, we used the proceeds for capital expenditures and general corporate purposes.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(d)          Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2011		2012
Services Rendered	Fees	Percentages	Fees	Percentages
				68
Audit Fees (1)	$1,017,000	68	$683,000	74
Tax Fees (2)	285,000	19	109,000	12
Other Services(3)	202,000	13	130,000	14
Total	$1,504,000	100	$922,000	100

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

ITEM 16H.                  MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                     FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-51 hereof.

Index to Consolidated Financial Statements	PAGE
Reports of Independent Registered Public Accounting Firm	F-2 – F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income (Loss)	F-7
Consolidated Statements of Comprehensive Income (Loss)	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-11
Notes to Consolidated Financial Statements	F-12 – F-54

ITEM 19.                    EXHIBITS

1.1	Memorandum of Association, as amended October 25, 2007 (English translation)*
1.2	Articles of Association, as amended December 19, 2012
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
4.2	Share Purchase Agreement, dated as of January 19, 2011, by and among the Company and Ceragon (UK) Ltd., and Eltek ASA, Networks Holdings AS and Nera Networks AS***
4.3	Escrow Agreement dated as of January 19, 2011 by and among Ceragon (UK) Ltd., Networks Holdings AS and Advokatfirmaet Schjødt DA***
4.4
Credit Facility, dated as of March 14, 2013 by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd.  (English summary of the material terms)

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
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012 and 2011; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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

CERAGON NETWORKS LTD.

By: /s/ Ira Palti

Name:	Ira Palti

Title:	President and Chief Executive Officer

Date:	April 3, 2013

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income (loss), statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 3, 2013	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of net Income (loss), statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 3, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 3, 2013	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$28,991	$47,099
Short-term bank deposits		7,159	422
Marketable securities	3	9,665	-
Trade receivables (net of allowance for doubtful accounts of $ 3,595 and $ 5,435 at December 31, 2011 and 2012, respectively)		143,247	149,120
Other accounts receivable and prepaid expenses	4	37,281	38,743
Deferred tax assets, net		8,622	8,589
Inventories	5	93,465	65,554

Total current assets		328,430	309,527

NON-CURRENT ASSETS:
Marketable securities	3	3,716	4,068
Deferred tax assets, net		8,898	9,140
Severance pay and pension fund		6,360	7,163
Other non-current assets		5,257	4,964

PROPERTY AND EQUIPMENT, NET	6	30,465	33,642

INTANGIBLE ASSETS, NET	7	13,439	9,809
GOODWILL	8	14,593	15,283

Total long-term assets		82,728	84,069

Total assets		$411,158	$393,596

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2011	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	10	$8,232	$8,232
Short-term loans	10	-	17,000
Trade payables		77,395	102,079
Deferred revenues		38,308	16,719
Other accounts payable and accrued expenses	9	49,508	36,090

Total current liabilities		173,443	180,120

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	10	26,768	18,536
Accrued severance pay and pensions	12	11,996	12,311
Other long-term liabilities	13d,15j	37,900	38,920

Total long-term liabilities		76,664	69,767

COMMITMENTS AND CONTINGENT LIABILITIES	13

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2011 and 2012; Issued: 39,806,520 and 40,046,691 shares at December 31, 2011 and 2012, respectively; Outstanding: 36,324,997 and 36,565,168 shares at December 31, 2011 and 2012, respectively		97	98
Additional paid-in capital		311,911	318,106
Treasury shares at cost – 3,481,523 Ordinary shares as of December 31, 2011 and 2012.		(20,091)	(20,091)
Accumulated other comprehensive (loss), net of taxes		(343)	(490)
Accumulated deficit		(130,523)	(153,914)

Total shareholders' equity		161,051	143,709

Total liabilities and shareholders' equity		$411,158	$393,596

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2010	2011	2012

Revenues	16b	$249,852	$445,269	$446,651
Cost of revenues		160,470	323,191	308,354

Gross profit		89,382	122,078	138,297

Operating expenses:
Research and development, net		25,115	50,456	47,487
Selling and marketing		37,179	81,716	77,326
General and administrative		12,328	26,524	27,519
Restructuring costs	2x	-	7,834	4,608
Acquisition related costs	1b	775	4,919	-

Total operating expenses		75,397	171,449	156,940

Operating profit (loss)		13,985	(49,371)	(18,643)
Financial income (expenses), net	17a	1,255	(2,024)	(3,547)

Income (loss) before taxes on income		15,240	(51,395)	(22,190)

Taxes on income	15e	1,178	2,259	1,201

Net income (loss)		$14,062	$(53,654)	$(23,391)

Net income (loss) per share:	17b

Basic net income (loss) per share		$0.40	$(1.49)	$(0.64)

Diluted net income (loss) per share		$0.38	$(1.49)	$(0.64)

Weighted average number of ordinary shares used in computing basic net income or loss per share		34,854,657	35,975,434	36,457,989

Weighted average number of ordinary shares used in computing diluted net income or loss per share		36,564,830	35,975,434	36,457,989

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Net income (loss)	$14,062	$(53,654)	$(23,391)
Other comprehensive income:

Unrealized gain from available-for-sale marketable securities	$159	$234	$(44)
Change in unrealized loss from hedging activities	(100)	(492)	700
Foreign currency translation differences	-	(244)	(803)

Total of comprehensive income (loss)	$14,121	$(54,156)	$(23,538)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2010	34,287,893	$92	$291,736	$(20,091)	$100	$(90,931)	$180,906

Exercise of options	979,982	3	4,932	-	-	-	4,935
Share-based compensation expense	-	-	4,207	-	-	-	4,207
Other comprehensive income, net					59		59
Net income	-	-	-	-	-	14,062	14,062

Balance as of December 31, 2010	35,267,875	95	300,875	(20,091)	159	(76,869)	204,169

Exercise of options	1,057,122	2	4,472	-	-	-	4,474
Share-based compensation expense	-	-	6,564	-	-	-	6,564
Other comprehensive loss, net					(502)		(502)
Net loss	-	-	-	-	-	(53,654)	(53,654)

Balance as of December 31, 2011	36,324,997	97	311,911	(20,091)	(343)	(130,523)	161,051

Exercise of options	240,171	1	735	-	-	-	736
Share-based compensation expense	-	-	5,460	-	-	-	5,460
Other comprehensive loss, net					(147)		(147)
Net loss	-	-	-	-	-	(23,391)	(23,391)

Balance as of December 31, 2012	36,565,168	98	318,106	(20,091)	(490)	(153,914)	143,709

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	$14,062	$(53,654)	$(23,391)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,712	14,393	15,030
Share-based compensation expense	4,207	6,564	5,460
Accrued severance pay and pensions, net	358	(1,125)	(488)
Decrease (increase) in accrued interest and exchange rate on bank deposits	(276)	(271)	84
Accrued interest and amortization of premium on marketable securities	144	647	(323)
Increase in trade receivables, net	(19,622)	(3,342)	(9,459)
Decrease (increase) in other accounts receivable and prepaid expenses	(7,607)	6,782	(2,294)
Decrease in inventories, net of write-off	4	40,643	27,210
Increase (decrease) in trade payables	(11,670)	(3,753)	24,986
Increase (decrease) in deferred revenues	2,113	(11,925)	(21,589)
Increase in deferred tax asset, net	(469)	(1,237)	(743)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	3,347	(13,847)	(7,274)
Net cash provided by (used in) operating activities	(10,697)	(20,125)	7,209

Cash flows from investing activities:
Purchase of property and equipment	(9,798)	(14,447)	(14,530)
Payment of business acquired, net of cash (Schedule A)	(1,232)	(42,405)	-
Investment in short and long-term bank deposits	(13,754)	(7,304)	(1,266)
Proceeds from maturities of short and long-term bank deposits	31,680	25,664	7,920
Investment in marketable securities	(18,339)	-	(64)
Proceeds from maturities of marketable securities	16,591	4,258	-
Proceeds from sale of marketable securities	-	6,201	9,781
Net cash provided by (used in) investing activities	5,148	(28,033)	1,841

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2011	2012
Cash flows from financing activities:
Proceeds from financial institutions	-	35,000	27,000
Repayment of bank loan	-	-	(18,232)
Proceeds from exercise of options	4,935	4,474	736
Net cash provided by financing activities	4,935	39,474	9,504

Effect of exchange rate changes on cash	-	(50)	(446)

Increase (decrease) in cash and cash equivalents	(614)	(8,734)	18,108

Cash and cash equivalents at the beginning of the year	38,339	37,725	28,991

Cash and cash equivalents at the end of the year	$37,725	$28,991	$47,099

Supplemental disclosures of non cash financing and investing activities:

Purchase of property and equipment	$672	$617	$140

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$856	$3,849	$2,326

Cash paid during the year for interest	$-	$1,029	$2,113

Schedule A:

Acquisitions of subsidiaries and business operations (see Note 1b).

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$132	$44,551	$-
Property, plant and equipment	7	9,500	-
Other long-term assets	-	8,581	-
Goodwill and other intangible assets	1,093	31,358	-
Deferred income taxes, net	-	3,550	-
Long-term liabilities	-	(55,135)	-

	$1,232	$42,405	$-

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a hauling specialist.  The Company provides wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video applications.  The company's wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network.

The Company's solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. The Company's systems also serve evolving network architectures including all-IP long haul networks.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has thirty nine wholly-owned subsidiaries worldwide. The subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see Note 16.

b.	Acquisitions:

On January 19, 2011 ("acquisition date"), the Company completed the purchase of all  the share capital of Nera Networks AS (now called Ceragon Networks AS) and its subsidiaries (the "Nera") from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011 (the "SPA"). At the time of the acquisition, Nera was a privately-owned Norwegian company, headquartered in Bergen, Norway, a leading manufacturer of microwave radio systems and a leading expert in long distance microwave links. The acquisition of Nera expanded the Company's position as part of its overall strategy to become a premier microwave backhaul specialist at a crucial juncture for the industry.

The consideration for all of the shares of Nera was $ 57,175, which was funded through a combination of cash on hand and $ 35,000 of bank debt (For more information see note 10). An amount of $ 10,000 out of the consideration was deposited in escrow for 18 months from the date of the sale of Nera’s shares. January 19, 2011 was considered to be the acquisition date, as control was obtained, assets were received and liabilities assumed.

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

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Current assets *)	$172,334
Property, plant and equipment, net	9,500
Non-current assets	8,581
Deferred tax assets, net	3,550
Intangible assets	17,700
Goodwill **)	13,658

Total assets acquired	225,323

Current liabilities	(113,013)
Long-term liabilities	(55,135)

Total liabilities assumed	(168,148)

Net assets acquired	$57,175

*)	Current assets includes step-up related to inventory and deferred revenue in total aggregate amount of $4,185 and $16,226, respectively.
**)	See also Note 8.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Intangible assets:

In performing the purchase price allocation, the Company management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Nera's products. The fair value of intangible assets was determined based on an appraisal performed by management with the assistance of independent appraisers, and was based on an income approach.

The following table sets forth the components of intangible assets associated with the Nera Acquisition:

	Fair value	Useful life *)	Amortization method

Customer relationships	$8,300	7 years	Acceleration
Technology	8,600	7 years	Straight-line
Trade names	800	2 years	Straight-line

Total intangible assets	$17,700

*)          Weighted average amortization period of 6.8 years.

Customer relationships represent relationships with customer through whom Nera generates its revenue, capable of being separated or divided from the entity and sold, or transferred.

Technology includes Nera's internally developed proprietary technologies, features, platforms, and offerings, capable of being separated or divided from the entity and sold, transferred, or licensed.

Trade names value consists of the right to use for two years Nera's trade names, trademarks, logos and URLs, capable of being separated or divided from the entity and sold, transferred, or licensed.

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the years ended December 31, 2010 and 2011 assuming that the acquisitions of Nera occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	Year ended December 31,
	2010	2011
	Unaudited

Revenues	$523,889	$449,094

Net loss	$38,611	$44,796

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

The total estimated restructuring costs associated with exiting activities of the Company were $ 7,834, consisting primarily from employee severance and recorded in operating expenses, as a restructuring cost. As of December 31, 2011, the total liability balance for the restructuring plan was $ 1,330. As of December 31 2012, there is no outstanding liability.

c.
During the fourth quarter of 2012, and in order to meet the profitability plan in 2013 the Company initiated a restructuring plan to improve its operating efficiency. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan. The total estimated restructuring costs associated with exiting activities of the Company were $ 4,608, recorded in operating expenses, as a restructuring cost. As of December 31, 2012, the total liability balance for the restructuring plan was $ 3,712.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.
In March 2013, the Company entered into a syndicated credit agreement (the “Credit Facility”) with several financial institutions. Such agreement provides the Company with revolving credit facilities in the form of loans and bank guarantees, under which an aggregate sum of up to $113.7 million shall be available. The new agreement replaced all of the Company’s existing credit facilities. Each Credit Facility will be operated by its furnishing financial institution. Borrowings and repayments shall be made directly with the relevant financial institution. Any amounts repaid during the term of the Credit Facility may be re-borrowed up to the amount available under the relevant Credit Facility. In the framework of the Credit Facility, the Company undertook certain financial and other covenants. The Credit Facilities shall terminate, and all borrowings shall be repaid, upon March 14, 2016. Repayment may be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.	Use of estimates:

The preparation of the financial statements and related disclosures in conformity with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes are reasonable under the circumstances, to determine the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between the Company's estimates and the actual results, the Company's future consolidated results of operation may be affected.

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

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of Income (Loss) in financial income, net.

The financial statements of the Company's Brazilian subsidiaries whose functional currency is not the dollar, have been re-measured and translated into dollars.  All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates.  All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in New Israeli Shekel (“NIS”), EURO, Norwegian Kroner (“NOK”) and U.S. dollars and bear interest at an average rate of 2.29% as of December 31, 2011 and 2012. The short-term bank deposits are presented at their cost, including accrued interest.

As of December 31, 2012, the short-term bank deposits in the amount of up to $ 422 are restricted for a period of up to 6 months against bank guarantees provided to customers (see also Note 13b.)

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

Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity and in "total of comprehensive income (loss)" in consolidated statements of comprehensive income (loss). Realized gains and losses on sale of investments are included in "financial income, net" and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial income (expenses), net".

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. The Company accounts for investments in marketable securities in accordance with, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. As of December 31, 2012 the Company does not intend to sell the debt security and it is more likely than not that it will not be required to sell the debt security before recovery of its amortized cost basis. During 2010, 2011 and 2012 no other-than-temporary impairments were recorded.

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

Inventory includes costs of products delivered to customers and not recognized as cost of sales, as a result of revenue in the related arrangements not yet being recognized.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 - 33
Office furniture and equipment	Mainly 7
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

In 2012, the company began an implementation of new Enterprise Resource Planning systems (“ERP”). The company capitalizes costs incurred related to the system according to of FASB ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of December 31, 2012 the Company capitalized a total of $ 3,400. As of December 31, 2012 the implementation was not yet completed and therefore the company did not start the amortization of the ERP system.

j.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2010, 2011 and 2012, no impairment losses have been recognized.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 15f.

The Company adopted ASC topic 740-10, "Income Taxes", ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 15j.

l.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents excess of the costs over the net tangible and intangible assets acquired of businesses acquired Under ASC topic 350, "Intangible - Goodwill and Other", ("ASC 350") according to which goodwill is not amortized. In addition, the costs of intangible assets that were purchased from others for use in research and development activities were recorded as assets to the extent that they have alternative future use.

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

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 2 to 7 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.  If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2011 and 2012, no impairment losses have been recognized.

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

In addition, when required, the Company complies with ASU 605-25, "Multiple-Deliverable Revenue Arrangements". This standard changes the requirements for establishing separate units of accounting in a multiple element arrangement by elimination of the residual method and requires the allocation of arrangement consideration to each deliverable to be based on using the relative selling price method.

The Company adopted this standard as of the beginning of fiscal 2011 on a prospective basis for new and materially modified deals that include the sale of products and post delivery installation services, originating after January 1, 2011. For the year ended December 31, 2011 the impact of the adoption of this standard was an increase in revenues in an amount of approximately $23,900.

Pursuant to the guidance of ASU 605-25, when a sales arrangement contains multiple elements, such as equipment and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement in which the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever the arrangement does not include a general right of return relative to the delivered item or delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met and the installation revenues are deferred to the period in which such installation occurs (but not less than the amount contingent upon completion of installation, if any) using relative selling prices of each of the deliverables based on the aforementioned selling price hierarchy.

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

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions are immaterial as of December 31, 2011 and 2012, respectively.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

n.	Research and development costs:

Research and development costs are charged to the statement of Income (Loss) as incurred.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2010, 2011 and 2012 were approximately $ 643, $ (666) and $ (1,753) respectively.

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

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" at level 2 (see also Note 2W). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

r.	Allowance for doubtful debt:

An allowance for doubtful accounts is determined with respect to specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Allowance for doubtful accounts amounted to $ 3,595 and $ 5,435 as of December 31, 2011 and 2012, respectively.

Total doubtful debt expenses during 2010, 2011 and 2012 amounted to $ 614, $ 212 and $ 1,727, respectively. Total write offs were immaterial in 2010, 2011 and 2012.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Transfers of financial assets:

ASC 860 "Transfers and Servicing", ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to three Israeli financial institutions.

As of December 31, 2011 and 2012, the Company sold trade receivables to Israeli financial institutions in a total amount of $ 5,866 and $ 15,126, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

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

t.	Severance pay:

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

Severance expense for the years ended December 31, 2010, 2011 and 2012, amounted to approximately $ 1,519, $ 1,747 and $ 1,613, respectively.

u.	Pension accrual:

The Company accounts, for its obligations for pension and other postretirement benefits, in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to Note 12.

v.	Accounting for stock-based compensation:

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2010, 2011 and 2012:

	December 31,
	2010	2011	2012

Dividend yield	0%	0%	0%
Volatility	41%-66%	37%-60%	40%-64%
Risk free interest	0.25%-3.9%	0.1%-3.48%	0.1%-2.30%
Early exercise multiple	2.0-2.50	1.85-2.60	1.55-1.85

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options; volatility of price of the Company's shares based upon actual historical stock price movements. The Early exercise factor is representing the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

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

w.	Fair value of financial instruments:

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

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3. (See also note 18).

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

x.	Restructuring costs:

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

y.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. As of December 31, 2011 and 2012 Accumulated other comprehensive income (loss), related to unrealized gains from available-for-sale securities, net of taxes, in amount of $ 393 and $ 349, loss on hedging derivative instruments, net of taxes, in amount of $ (492) and $ 208 foreign currency translation differences and in amount of $ (244) and $ (1,047).

z.	Treasury shares:

The Company repurchased its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Basic and diluted net earnings per share:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 940,060, 5,154,612 and 5,743,458 for the years ended December 31, 2010, 2011 and 2012, respectively.

ab.	Reclassification:

Certain amounts in prior years' statement of Income (Loss) have been reclassified to conform to the current year's presentation. In prior years expenses of the company's information system department were allocated to cost of revenues and operating expenses while in 2010 management decided to include all expenses in general and administrative expenses.

ac.	Impact of recently issued Accounting Standards:

1.
In July 2012, the FASB issued Accounting Standards 2012-02 "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment", which introduced an optional qualitative assessment for testing intangible asset for impairment. ASU 2011-02 allows companies to qualitatively assess whether it is more likely than not (i.e., a likelihood of greater than 50%) that an indefinite-lived intangible asset is impaired. If that is the case, the company would have to perform the annual quantitative impairment test. The ASU is effective for fiscal years beginning after 15 September 2012. The Company did not adapt the optional qualitative assessment during 2012.

2.
In February 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2013-02, Topic 350 - Comprehensive Income ("ASU 2013-02"), which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The Company intends to adopt this standard in the first quarter of 2013 and does not expect the adoption will have a material impact on its consolidated results of operations or financial condition.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-          MARKETABLE SECURITIES

The following is a summary of marketable securities at December 31, 2011 and 2012:

	2011			2012
	Amortized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	value	cost	gains	value

Corporate debentures	$204	$15	$219	$204	$99	$303
Government bonds	12,784	378	13,162	3,515	250	3,765

	$12,988	$393	$13,381	$3,719	$349	$4,068

Aggregate maturities of marketable securities for years subsequent to December 31, 2012 are:

	Amortized cost	Gross unrealized gain	Fair market value

Less than 1 year	$-	$-	$-
1-3 years	3,515	250	3,765
3-5 years	91	46	137
More than 5 years	113	53	166

	$3,719	$349	$4,068

During 2012, the Company recorded net proceeds from sales of these securities in amount of $ 9,717 and income from sale of marketable securities in an amount of $ 57.

As of December 31, 2011 and 2012, interest receivable amounted to $ 213 and $ 81, respectively, and is included within other accounts receivable in the balance sheets.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2012

Government authorities	$13,789	$14,150
Advances to suppliers	7,126	3,140
Prepaid expenses	12,358	16,636
Other	4,008	4,817
	$37,281	$38,743

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INVENTORIES

	December 31,
	2011	2012

Raw materials	$14,418	21,360
Work in progress	1,723	4,441
Finished products	77,324	39,753

	$93,465	65,554

Finished products include products shipped to customers for which revenues were not recognized as of December 31, 2012. Such products amounted to $ 49,101 and $ 19,266 at December 31, 2011 and 2012, respectively.

During the year ended December 31, 2010, 2011 and 2012, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 1,963, $ 3,483 and $ 904, respectively that have been included in cost of revenues.

Inventory write-off provision as of December 31, 2011 and 2012 amounted of $ 3,505 and $ 2,887, respectively.

NOTE 6:-          PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012

Cost:
Computers, manufacturing, peripheral equipment	$78,367	$90,724
Office furniture and equipment	4,391	4,566
Leasehold improvements	1,823	2,388

	84,581	97,678
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	49,995	59,536
Office furniture and equipment	2,837	3,081
Leasehold improvements	1,284	1,419

	54,116	64,036

Depreciated cost	$30,465	$33,642

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were $ 4,712, $ 10,231 and $ 11,493 respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-          INTANGIBLE ASSETS, NET

a.	Intangible assets:
	December 31,
	2011	2012

Original amounts:

Technology	$8,600	$8,600
Trademarks	800	800
Customer relationships *)	8,200	8,107

	17,600	17,507

Accumulated amortization:

Technology	1,165	2,397
Trademarks	379	780
Customer relationships	2,617	4,521

	4,161	7,698

Intangible assets, net	$13,439	$9,809

*)	Including functional currency translation adjustments related to Brazilian subsidiary.

b.	Amortization expense for the years ended December 31, 2011 and 2012 amounted to $ 4,161 and $ 3,537, respectively.

c.	The estimated future amortization expense of purchased intangible assets as of December 31, 2012 is as follows:

December 31,

2013	$2,541
2014	2,134
2015	1,862
2016	1,672
2017 and thereafter	1,600

$9,809

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

	Year ended December 31,
	2011	2012

January 1,	$1,093	$14,593
Acquisition of Nera	13,658	-
Functional currency translation adjustments (1) (2) (3)	(158)	690

December 31,	$14,593	$15,283

(1)	The allocation period of Nera's acquisition ended in July 2012.
(2)	Adjustment of goodwill related to acquisition of Nera.
(3)
Foreign currency translation differences resulting from goodwill allocated to subsidiaries,  whose functional currency has been determined to be other than the U.S. dollar and adjustment related to provisions.

NOTE 9:-          OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2012

Employees and payroll accruals	$13,650	$13,199
Provision for warranty costs	6,655	4,801
Government authorities	5,156	5,507
Accrued expenses	20,291	9,676
Other accounts payables	3,756	2,907

	$49,508	$36,090

NOTE 10:-        LOAN AND CREDIT LINES

In 2011 the Company entered into a loan agreement with Bank Hapoalim Ltd (the "Loan Agreement", the "Bank", respectively) for a loan in the principal amount of $ 35,000.

The Loan Agreement provides that the principal amount of $ 35,000 bear effective interest at a rate of Libor + 3.15%, which Libor is updated every three months. As of December 31, 2012 the accrued interest is $105 and is recorded as part of the accrued expenses. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-        LOAN AND CREDIT LINES (Cont.)

The maturities of the principal amount for periods after December 31, 2012 are as follows:

2013 - current maturities	$8,232
2014	8,232
2015	8,232
2016	2,072

$26,768

To cover its short term working capital needs, as of December 31, 2012 the Company utilized $15 million out of $40 million of available credit lines from several banks and $2 million from other financial institution. The credit lines carry interest rates of LIBOR+2.75% to LABOR+3.9% and expire between March 31, 2013 and September 23, 2013.

The Company undertook to maintain certain financial covenants regarding the above loan and credit lines. Repayment of the loan and credit lines may be accelerated by the Bank in certain events of default including in insolvency events, failure to comply with the financial covenants and an event whereby we will no longer be a traded company. As of December 31, 2012 the Company has maintained all the financial covenants. Subsequent to the balance date, in according with the new facility loan the covenants were revised. The terms of the loan were not changed in the new credit facility.

NOTE 11:-	DERIVATIVE INSTRUMENTS

As of December 31, 2012, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 133,737 and NOK 108,013 in consideration for $ 54,487 maturing in a period of up to one year. As of December 31, 2011 and 2012, the company recorded accumulated unrealized gain (loss) in other comprehensive income, net of taxes, in the amount of $ (492) and $ 208, respectively, from its forward contracts with respect to anticipated payroll payment expected in 2012.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

	Gain recognized in other
	comprehensive		Gain (loss) recognized
	Income, net		in statements of income, net
	December 31,	Statement of	Year ended December 31,
	2012	income item	2010	2011	2012

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$208	Operating expenses	$503	$(267)	$72

Derivatives not designated as hedging instruments:

Foreign exchange forward contracts		Financial expenses	(375)	(287)	1,424

Total	$208		$128	$(554)	$1,496

NOTE 12:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has both defined benefit scheme (overfunded and underfunded) and defined contribution schemes.

Defined contribution - overfunded - Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2012 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme - overfunded - Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2012 the pension scheme has 139 members out of which 133 are retired. The fair value of plan assets exceeds the defined benefit obligation.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The AFP arrangement has been terminated in 2010. The AFP-liability following the old scheme was recognized in the balance sheet as debt and was recognized as income in 2010, with the exception of the liability relating to previous employees who are now retirees in this scheme.

With the termination of the old AFP (early retirement) scheme there was a deficit. The liability is set to best estimates, the present value of estimated future premium payments in the period 2013-2015.

Additionally, Ceragon Networks AS has an agreed early retirement scheme (AFP). The new AFP-scheme, in force from 1 January 2011, is a defined benefit multi-enterprise scheme, but is recognized in the accounts as a defined contribution scheme until reliable and sufficient information is available for the group to recognize its proportional share of pension cost, pension liability and pension funds in the scheme. Ceragon Networks AS's liabilities are therefore not recognized as liability in the balance sheet.

The difference between the liability (the Projected Benefit Obligation or PBO as defined in ASC No. 715 "Compensation - Retirement Benefits" ("ASC 715") and the market value of the plan assets is accounted for on the financial statements of the Company.

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers and asset values at December 31, 2012. These plans together represent 100% of the PBO of the entire group. The value for the other liabilities has been projected from the results of the valuation on the date of Acquisition and updated for changes in discount rate.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The following tables provide a reconciliation of the changes in the plans' benefits obligation and fair value of assets for the year ended December 31, 2012, and the statement of funded status as of December 31, 2012:

	December 31,
	2011	2012

Accumulated benefit obligation	$9,860	$9,643

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$-	$9,992
Liability assumed at the acquisition date of Nera	11,532	-
Service cost	59	63
Interest cost	323	349
Expenses paid	(1,296)	(992)
Exchange rates differences	-	565
Actuarial gain	(626)	(268)

Projected benefit obligation at end of year	$9,992	$9,709

Change in plan assets
Fair value of plan assets at beginning of year	$-	$7,122
Acquisition of Nera	7,500	-
Actual return on plan assets	272	294
Employer contributions to plan	52	95
Expenses paid	(702)	(524)
Exchange rates differences	-	525
Actuarial gain	-	(116)

Fair value of plan assets at end of year	$7,122	$7,396

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2012 is as follows:

	December 31, 2011	December 31, 2012
Weighted-average assumptions
Discount rate	3.80%	4.20%
Expected return on plan assets	4.10%	3.60%
Rate of compensation increase	3.50%	3.25%

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used.  The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is determined considering the yield of government bonds.  For purposes of calculating the 2012 net periodic benefit cost and the benefit obligation, the Company used a discount rate of 4.2%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the year ended December 31, 2012:

	December 31, 2011	December 31, 2012
Components of net periodic benefit cost
Service cost	$59	$63
Interest cost	323	349
Expected return on plan assets	(272)	(294)
Amortization of net loss	-	-
Exchange rates differences	-	5
Settlement gain recognized	-	-

Net periodic benefit cost	$110	$123

Benefit payments are expected to be paid as follows:

	December 31, 2011	December 31, 2012

2013	$817	$763
2014	561	261
2015	361	229
2016	223	199
2017 and thereafter	908	1,050

	$2,870	$2,502

The plan asset allocations at December 31, 2012 is as follows:

	December 31, 2011	December 31, 2012

Bonds	49%	56%
Real estate	16%	14%
Cash	17%	20%
Shares	18%	10%

	100%	100%

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of income (loss) .

For the years ended December 31, 2011 and 2012, an actuarial gain of $325 and $158, respectively, was recognized in statements of income (loss).

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2012, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2013	4,548	1,442	5,990
2014	1,365	993	2,358
2015	824	478	1,302
2016	672	183	855
2017 and thereafter	-	-	-
	7,409	3,096	10,505

Expenses for lease of facilities for the years ended December 31, 2010, 2011 and 2012 were approximately $ 2,466, $ 10,334 and $ 8,473, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2010, 2011 and 2012 were approximately $ 1,206, $ 1,514 and $ 1,404, respectively.

b.	Charges and guarantees:

As of December 31, 2012, the Company provided bank guarantees in an aggregate amount of $ 31,692 with respect to tender offer guarantees and performance guarantees to its customers.

c.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company cannot estimate the exposure amount, and in any case, these allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

d.	Indirect taxes:

The Company recorded a provision for indirect tax liabilities in Latin America, mainly related to VAT and Custom duties for the years ended December 31, 2011 and 2012, in the amount of approximately $26 and $26.5 million, respectively. In addition to the amount currently reserved, the Company may be subject to loss contingencies related to these matters estimated to be up to an additional $26 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence.

NOTE 14:-	SHAREHOLDERS' EQUITY

The Ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol "CRNT".

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.
Under the Company's 2003 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire ten years from the date of grant. On December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 17,920,688 ordinary shares in accordance with the respective terms thereof. As of December 31, 2012, the Company has 218,414 Ordinary shares available for future grant under the Plan. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2010
	Number of options and RSUs	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,388,323	$5.87
Granted *)	922,500	$8.27
Exercised	(979,982)	$5.04
Forfeited or expired	(402,605)	$9.92

Outstanding at end of the year	4,928,236	$6.15	6.38	$34,698

Options exercisable at end of the year	3,192,108	$5.53	5.33	$24,455

Vested and expected to vest	4,836,371	$6.12	6.38	$34,193

*) Including 200,000 RSUs granted

	Year ended December 31, 2011
	Number of options and RSUs	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year *)	4,928,236	$6.15
Granted	1,795,502	$11.79
Exercised (**)	(1,057,122)	$4.24
Forfeited or expired	(210,272)	$9.92

Outstanding at end of the year	5,456,344	$8.23	7.01	$7,256

Options exercisable at end of the year	2,928,548	$6.58	5.55	$5,547

Vested and expected to vest	5,198,660	$8.08	6.91	$7,204

*) Including 200,000 RSUs granted **) Including 50,000 RSUs exercised

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2012
	Number of options and RSUs	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year *)	5,456,344	$8.23
Granted	1,217,499	$8.45
Exercised (**)	(240,171)	$3.04
Forfeited or expired	(306,290)	$10.17

Outstanding at end of the year	6,127,382	$8.38	7.95	$492

Options exercisable at end of the year	3,801,244	$7.62	5.52	$50

Vested and expected to vest	5,827,744	$8.32	7.94	$477

*) Including 200,000 RSUs granted **) Including 50,000 RSU’s exercised

The Company's options are generally granted at exercise prices which are equal to the average market value of the Ordinary shares in the period of 30 trading day prior to the grant date. The weighted average grant date fair values of the options granted during 2010, 2011 and 2012 were $ 5.89, $ 5.63 and $ 3.82, respectively. Grant date fair value of the RSUs granted during 2010 was $ 9.39.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options exercised during the years ended December 31, 2011 and 2012 were $ 7,278 and $ 874, respectively. As of December 31, 2012, there was $ 4,614 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 790 under the Company's RSUs plan.

That cost is expected to be recognized over a weighted-average period of approximately one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2011	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	150,000			-		-
0.00-2.00	76,275	0.51	1.48	76,275	0.51	1.48
2.34-3.90	98,475	2.93	3.89	98,475	2.93	3.89
4.09-5.98	2,044,894	5.05	5.16	1,794,049	4.79	5.10
6.12-7.96	60,864	6.11	6.80	39,639	5.09	6.75
8.16-9.98	1,184,004	8.26	9.11	588,290	7.59	9.13
10.19-14.3	1,841,832	8.90	12.31	331,820	7.99	11.98

	5,456,344	7.01	8.23	2,928,548	5.55	6.58

Exercise price (range)	Options and RSUs outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2012	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	100,000			-
0.00-2.00	-	-	-	-	-	-
2.34-3.90	94,975	2.00	3.89	94,975	2.00	3.89
4.02-5.98	2,035,969	4.30	5.13	1,998,447	4.23	5.12
6.12-7.96	98,364	6.86	6.87	43,264	3.79	6.79
8.16-9.98	2,095,088	8.08	9.02	757,064	6.86	9.12
10.19-14.3	1,702,986	7.86	12.33	907,494	7.66	12.29

	6,127,382	6.52	8.52	3,801,244	5.51	7.62

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2010, 2011 and 2012, was comprised as follows:

	Year ended December 31,
	2010	2011	2012

Cost of revenues	$315	$255	$197
Research and development *)	814	1,536	1,638
Selling and marketing	1,177	2,460	1,975
General and administrative	1,901	2,313	1,650

Total stock-based compensation expenses	$4,207	$6,564	$5,460

*)	Including $133, $ 460 and $ 473 compensation expenses related to RSUs for the year ended December 31, 2010, 2011 and 2012, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Treasury shares:

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

NOTE 15:-       TAXES ON INCOME

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

Taxable income of Israeli company is subject to tax at the rate of 25% in 2012.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

According to the Law, the Company is entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% for the remaining benefit period.

For receiving the benefits under the alternative track, there is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300 thousand. As for plant expansions, the minimum qualifying investment is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets. The Company was eligible under the terms of minimum qualifying investment and elected 2006 and 2009 as its "years of election".

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

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

Amendments to the Law:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the possible effect of the amendment in the future. At this time the Company does not elect to apply the amendment, buy may consider to do so in the future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

e.	The income tax expense (benefit) for the years ended December 31, 2010, 2011 and 2012 consisted of the following:

	Year ended December 31,
	2010	2011	2012

Current	$1,647	$3,065	$1,944
Deferred	(469)	(806)	(743)

	$1,178	$2,259	$1,201

Domestic (Israel)	$(234)	$2,313	$5,470
Foreign	1,412	(54)	(4,269)

	$1,178	$2,259	$1,201

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012
Deferred tax assets:

Net operating loss carry forward	$33,344	$50,276
Research & Development	10,531	12,266
Other temporary differences relating to reserve and allowances	34,401	28,821

Deferred tax asset before valuation allowance	78,276	91,363
Valuation allowance	(59,018)	(72,588)

Deferred tax asset	19,258	18,775

Deferred tax liabilities:

Acquired intangibles	(1,738)	(1,046)

Deferred tax asset, net	17,520	17,729

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 59,018 and $ 72,588 at December 31, 2011 and 2012, respectively.

g.	Net operating loss carryforward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2012 in the amount of approximately $ 60 million and $ 3.2 million, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2012, the Company's U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 2.3 million that can be carried forward and offset against taxable income and that expires during the years 2017 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2012, the Company's Norwegian subsidiary had a net operating loss carryforward of approximately $ 98 million that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2012, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 11.3 million that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

h.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$12,369	$(35,797)	$(46,207)
Foreign	2,871	(15,598)	24,017

	$15,240	$(51,395)	$(22,190)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Income (Loss) is as follows:

	Year ended December 31,
	2010	2011	2012
Income (loss) before taxes as reported in the consolidated statements of operations	$15,240	$(51,395)	$(22,190)

Statutory tax rate	25%	24%	25%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$3,810	$(12,335)	$(5,548)
Non-deductible expenses	647	3,061	193
Non-deductible expenses related to employee stock options	1,052	1,575	1,366
Changes in valuation allowance, net	(4,798)	8,984	5,415
Other	467	974	(225)

Actual tax expense	$1,178	$2,259	$1,201

j.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2011	2012

Uncertain tax positions, beginning of year	$673	$9,741
Uncertain tax positions acquired during the year	9,266	-
Increases in tax positions for prior years	556	-
Decreases in tax positions for prior years	(987)	(23)
Increases in tax positions for current year	233	-

Uncertain tax positions, end of year	$9,741	$9,718

The Company has further accrued $ 1,624 and $ 51 due to interest and penalty related to uncertain tax positions as of December 31, 2011 and 2012, respectively.

As of December 31, 2012, the Company is subject to Israeli income tax audits for the tax years 2008 through 2011, to U.S. federal income tax audits for the tax years of 2008 through 2011 and to other income tax audits for the tax years of 2007 through 2011.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2010, 2011 and 2012 and long-lived assets as of December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012

Revenues from sales to unaffiliated customers:

North America	$41,450	$46,442	$40,496
Europe	56,923	101,324	97,133
Africa	9,968	57,701	58,212
Asia-Pacific and Middle East	28,119	90,461	70,704
India	95,674	44,608	54,358
Latin America	17,718	104,733	125,748

	$249,852	$445,269	$446,651

Property and equipment, net, by geographic areas:

Israel	$15,325	$22,502	$27,837

Others	886	7,963	5,805

	$16,211	$30,465	$33,642

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2010	2011	2012
	%

Customer A	19	*) -	*) -
Customer B	17	*) -	*) -

*)	Less than 10% of total revenues

In 2011 and 2012, we had revenues from a single group of affiliated companies that accounted for approximately 13.4% and 11.6%, respectively, of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2010	2011	2012

Financial income:
Interest on marketable securities and bank deposits	$1,713	$2,643	$644
Foreign currency translation differences and derivatives	424	2,563	2,839

	2,137	5,206	3,483
Financial expenses:
Bank charges and interest on loans	(495)	(3,448)	(3,850)
Foreign currency translation differences	(103)	(3,434)	(3,180)
Amortization of premium on marketable securities	(284)	(348)	-

	(882)	(7,230)	(7,030)

	$1,255	$(2,024)	$(3,547)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2010	2011	2012
Numerator:
Numerator for basic and diluted net income (loss) per share - income (loss) available to shareholders of Ordinary shares	$14,062	$(53,654)	$(23,391)

Denominator:
Denominator for basic net income (loss) per share - weighted average number of shares	34,854,657	35,975,434	36,457,989

Effect of dilutive securities:
Employee stock options and RSU	1,710,173	-	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of shares	36,564,830	35,975,434	36,457,989

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-        FAIR VALUE MEASUREMENT:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	13,381	-	-	13,381
Derivatives designated as hedging instrument (net of tax effect of $ 164)	-	(492)	-	(492)
Pension liability, net *)	-	-	(2,870)	(2,870)

Total assets (liabilities)	13,381	(492)	(2,870)	10,091

	Year ended December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	4,068	-	-	4,068
Derivatives designated as hedging instrument (net of tax effect of $ 257)	-	276	-	276
Pension liability, net *)	-	-	(2,247)	(2,247)

Total assets (liabilities)	4,068	276	(2,247)	2,097

*)	See also Note 12.

NOTE 19:-      RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders. Yehuda Zisapel is a principal shareholder of the Company. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,333, $ 1,476 and $ 1,476 in 2010, 2011 and 2012, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-        RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In 2011, the Company extended its facility lease agreement until December 2012. As of December 31, 2012 the company is in a negotiation process on its offices leases. Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 1,757 in 2010, $ 2,059 in 2011 and $ 2,121 in 2012.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products which are then resold to our customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 6,380, $ 1,305 and $ 4,310 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 206, $ 275 and $ 1,130 for the years ended December 31, 2010, 2011 and 2012, respectively.

Transactions with related parties:

	Year ended December 31,
	2010	2011	2012

Cost of revenues	$6,853	$1,819	$4,974

Research and development expenses	$951	$1,010	$1,032

Selling and marketing expenses	$1,152	$1,308	$1,233

General and administrative expenses	$514	$704	$684

Purchase of property and equipment	$206	$275	$1,130

Balances with related parties:

	December 31,
	2011	2012

Trade payables, other accounts payable and accrued expenses	$1,432	$3, 024

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-       NONRECOGNIZED SUBSEQUENT EVENTS

1.
On February 13, 2013, the Venezuelan government announced a devaluation of the Central Bank of Venezuela regulated currency exchange system rate from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar.

As of December 31, 2012, the Company had a Bolivar-denominated net monetary asset position of $7,549. As a result of the devaluation, the Company expects to record net of tax charges ranging between $1.6 to $2.4 million in the first quarter of 2013 related to the re-measurement of the local currency-denominated balance sheet to the new exchange rate.

2.	In March 2013, the Company entered into a syndicated credit agreement (see Note 1d).