Form 20-F
period 2013-12-31
CERAGON NETWORKS LTD
filed 2014-04-30
CIK 1119769

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   52,457,168 Ordinary Shares, NIS 0.01 par value.

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

Yes ☐   No ☑

TABLE OF CONTENTS
Page

        PART I
ITEM 1.	Identity of Directors, Senior Management and Advisers	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
ITEM 4.	Information on the Company	23
ITEM 4A	Unresolved Staff Comments	42
ITEM 5.	Operating and Financial Review and Prospects	42
ITEM 6.	Directors, Senior Management and Employees	57
ITEM 7.	Major Shareholders and Related Party Transactions	74
ITEM 8.	Financial Information	76
ITEM 9.	The Offer and Listing	77
ITEM 10.	Additional Information	79
ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk	90
ITEM 12.	Description of Securities Other than Equity Securities	90
PART II
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	90
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	91
ITEM 15.	Controls and Procedures	91
ITEM 16.	[RESERVED]	92
ITEM 16A	Audit Committee Financial Expert	92
ITEM 16B	Code of Ethics	92
ITEM 16C	Principal Accountant Fees and Services	92
ITEM 16D	Exemptions from the Listing Standards for Audit Committees	93
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	93
ITEM 16F	Change in Registrant’s Certifying Accountant	93
ITEM 16G	Corporate Governance	93
ITEM 16H	Mine Safety Disclosure	94
PART III
ITEM 17.	Financial Statements	94
ITEM 18.	Financial Statements	94
ITEM 19.	Exhibits	94

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Ceragon,” the “Company,” “us,” “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999 and regulations promulgated thereunder;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	References to the "Nasdaq Rules" are to rules of the Nasdaq Global Select Market.

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2009 to 2013. The selected consolidated statement of operations data for the years 2011, 2012 and 2013, and the selected consolidated balance sheet data at December 31, 2012 and 2013, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of operations data for the years 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009, 2010 and 2011, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  You should read the consolidated financial data with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	2009	2010	2011	2012	2013
Consolidated Statement of Operations Data:	(In thousands, except share and per share data)
Revenues	$184,220	$249,852	$445,269	$446,651	$361,772
Cost of revenues	122,662	160,470	323,191	308,354	249,543
Gross profit	61,558	89,382	122,078	138,297	112,229
Operating expenses:
Research and development	18,954	25,115	50,456	47,487	42,962

Selling and marketing	29,251	37,179	81,716	77,326	67,743
General and administrative.	10,705	12,328	26,524	27,519	26,757
Restructuring costs	--	--	7,834	4,608	9,345
Other income	--	--	--	--	(7,657)
Acquisition related cost	--	775	4,919	--	--
Total operating expenses	58,910	75,397	171,449	156,940	139,150

Operating income (loss)	2,648	13,985	(49,371)	(18,643)	(26,921)
Financial income, (expense) net	1,496	1,255	(2,024)	(3,547)	(14,018)
Income (loss) before taxes	4,144	15,240	(51,395)	(22,190)	(40,939)
Tax benefit (taxes on income)	(489)	(1,178)	(2,259)	(1,201)	(6,539)
Net income (loss)	3,655	14,062	(53,654)	(23,391)	(47,478)
Basic net earnings (loss) per share	$0.11	$0.40	$(1.49)	$(0.64)	$(1.23)
Diluted net earnings (loss) per share	$0.10	$0.38	$(1.49)	$(0.64)	$(1.23)
Weighted average number of shares used in computing basic earnings (loss) per share	34,369,212	34,854,657	35,975,434	36,457,989	38,519,606
Weighted average number of shares used in computing diluted earnings (loss) per share	35,796,878	36,564,830	35,975,434	36,457,989	38,519,606

	At December 31,
	2009	2010	2011	2012	2013
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$98,320	$81,533	$49,531	$51,589	$52,337
Working capital	149,284	167,509	154,987	129,407	106,765
Total assets	269,373	287,182	411,158	393,596	365,971
Total long term liabilities	7,174	8,600	76,664	69,767	52,498
Shareholders’ equity	180,906	204,169	161,051	143,709	135,078

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

Risks Relating to Our Business

We face intense competition from other wireless equipment providers. If we fail to compete effectively, our business, financial condition and result of operations would be materially adversely affected.

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition, which may differ from region to region, in the wireless equipment market could result in requirements to provide financing packages to our customers, reduced demand for our products, price reductions or reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Solutions and Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of smaller “specialist” microwave communications equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A., offer or are developing products that compete with our products. Some of our competitors are original equipment manufacturers through whom we market and sell our products, which means our business success may depend on these competitors to some extent.

Most of our principal competitors are substantially larger than we are and have longer operating histories and greater financial, sales, service, marketing, distribution, technical, manufacturing and other resources than we have. They also have greater name recognition and a larger customer base than we have. Many of these competitors have well-established relationships with our current and potential customers, have extensive knowledge of our target markets, and have begun to focus more on selling services and bundling the entire network as a full-package offering. As a result, our competitors may be able to respond more quickly to changes in customer requirements and evolving industry standards and to devote greater resources to the development, promotion and sale of their products than we can. In addition, our competitors, especially those from China, may be able to offer customers financing that would increase the attractiveness of their products in comparison to ours.

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  Examples include our acquisition of Nera Networks AS (“Nera”) in January 2011 (the “Nera Acquisition”) and the 2012 acquisition by DragonWave of the microwave division of NSN, which itself was formed as a joint venture between Nokia and Siemens. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make additional strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

We have incurred substantial losses and negative cash flows over the past three years.

We have incurred substantial losses over the past three years.  Our losses were $53.7 million, $23.4 million and $47.5 million in 2011, 2012 and 2013, respectively.  The Company has experienced significant fluctuations in our working capital needs and generated net operating cash flow of $(20.1) million, $7.2 million and $(29.5) million in 2011, 2012 and 2013, respectively.  Our profitability has been negatively impacted by the decrease in sales revenues, as well as significant expenses, costs and charges associated with our organizational restructuring activities in 2011,  2012 and 2013.   We are making efforts to increase efficiencies and control costs in order to enhance our profitability.  However, we cannot be certain that these actions or others that we may take in the future will result in operating profitability, net income or improved operating cash flow in subsequent periods.

Fluctuating working capital needs could impair our ability to fund operations and jeopardize our business, financial condition, results of operations and cash flow.

The Company has experienced significant fluctuations in our working capital needs and generated net operating cash flow of $(20.1) million, $7.2 million and $(29.5) million in 2011, 2012 and 2013, respectively.  Should our cash flow requirements continue to increase, we may need to raise additional funds through public or private debt or equity offerings.  If we are not able to raise other capital or borrow additional funds, we may not be able to fund our working capital and operational needs which would have a material adverse effect on our business, financial condition, results of operations and cash flows.  The Company believes it has sufficient liquidity resources for at least 12 months and it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be very dilutive to the Company’s shares and shareholders.  As it has in the past, the Company may obtain additional financing through, but not limited to, the issuance of additional equity.

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

In addition, the credit agreement contains financial and other covenants requiring that we maintain, among other things, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet and a certain ratio between our net financial debt to each of our working capital and accounts receivable.  Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments or an immediate repayment of all outstanding amounts under the credit facilities which will have an adverse effect on our financial condition and ability to operate.  In addition, the payment may be accelerated and the credit facility may be cancelled upon an event in which a current or future shareholder acquires control (as defined under Israel Securities Law) of us.

        Although we were, and continue to be, in compliance with our bank covenants, in October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants shall be in effect until October 1, 2014, except for certain less restrictive financial covenants which shall remain in effect until March 31, 2015. After each date, the respective original covenants again apply.   See Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources, for a more detailed discussion. There is no assurance that we will be able to meet either the less restrictive financial covenants or the original covenants.

We have recently announced a new product platform.  Any technical or other problems with the new platform, or delays in ramping up production, may cause our revenues to decrease and may have a material adverse effect on our business.

In November 2013, we announced the release of a broad range of products built around our new hardware and software platform, which will form the basis for all of our next-generation products.  The new, ultra-high capacity hauling platform, which we call IP-20, is combined with our proprietary internetworking operating system, which we call CeraOS. We are in the process of shipping our new set of products based on the new platform and may be required to ramp up our manufacturing and supply chain capabilities quickly to enable us to timely deliver our new set of products based on orders that may be received faster than initially planned.  We cannot assure you that acceptance in the market of the new platform will be fully successful, that we will not experience delays in production ramp-up  or that our newly-announced products will be free from material defects or will result in profitable sales.

We have in the past undertaken restructuring activities, most recently announced further restructuring activities in the fourth quarter of 2013, which may adversely impact our operations.  We may not realize all of the anticipated benefits of these activities.

We continue to evaluate our business to determine the potential need to realign our resources as we continue to transform our business to achieve desired cost savings in an increasingly competitive market. In prior years, we have undertaken a series of restructurings of our operations. We incurred restructuring charges of $7.8 million and $4.6 million, respectively, in 2011 and 2012. In connection with our most recently announced restructuring activities in the fourth quarter of 2013, the 2013 Restructuring, we incurred restructuring charges of $9.3 million in the fourth quarter of 2013 and estimate that additional costs will be approximately $1 million during the first half of 2014.

We have based our restructuring efforts on assumptions and plans regarding the appropriate cost structure of our businesses based on our product mix and projected sales among other factors. These assumptions may not be correct and we may not be able to operate in accordance with our plans. If our assumptions are not accurate, we may decide that we must incur additional restructuring charges in the future. Moreover, we cannot assure you that we will realize all or any of the anticipated benefits of any restructuring or that we will not further reduce or otherwise adjust our workforce or exit, or dispose of, certain businesses and product lines. Any decision to further limit investment or exit, or dispose of businesses may result in the recording of additional restructuring charges. As a result, the costs actually incurred in connection with the restructuring efforts may be higher than originally planned and may not lead to the anticipated cost savings or improved results. Further, we may have difficulty attracting and retaining personnel as a result of a perceived risk of future workforce reductions.

A decrease in industry growth or reduction in our customers’ revenue from increased regulation or new mobile services may cause operators’ investments in networks to slow or stop, harming our business.

We are exposed to changing network models that affect operator spending on infrastructure. This resulted in shrinkage of over 13.8% in the market for our products for 2013 compared to 2012. The emergence of over-the-top services, which make use of the operators’ network to deliver rich content to users but are not sharing their revenue with the operators, are causing operators to lose a substantial portion of their voice/SMS revenues.  In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter into, and compete in, the market, which may also reduce our customers’ pricing to their end-users further causing them to lose revenues.  This is leading operators to spend more carefully on infrastructure upgrades and build-outs.  Operators today are revising their old models because adding capacity to meet demand could force them to quadruple their current capital expense investments over the coming years.  As a result, operators are looking for more cost-efficient solutions and network architecture that allow them to break the linearity of cost and capacity through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to invest further in their network systems may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results and financial condition.

Our operating results may vary significantly from quarter to quarter and from our expectations for any specific quarter.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter or from our expectations and guidance for any specific quarter. Most importantly, delays in completing product order delivery or completion of a sale or related services can cause our revenues, net income and operating cash flow to fluctuate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter, and as our bookings are usually lower than the amount of sales during a quarter.  We therefore rely in our quarterly and yearly guidance on orders that we expect to generate during these periods Furthermore, we may reduce prices in specific instances in response to competition or increase spending in order to pursue new market opportunities.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares.  In addition, our revenues are typically affected by our customers’ capital expense, cash flow and acceptance criteria considerations which are subject to fluctuation on a quarterly and yearly basis.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

Currently, we and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers and increase our sales volumes in India. As a result, we are likely to continue to experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to design to cost and introduce new lower-cost products and product enhancements. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained.   Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from Tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations.

Also, following the Nera Acquisition, as a percentage from our total sales, we have increased sales of our products in Latin America, a region typically characterized, as having strong downward pricing pressures, in response to the rapid build-out of cellular networks in those geographies. For the years ended December 31, 2012 and 2013 28% and 34%, respectively, of our revenues were earned in Latin America. We expect that our revenues from sales of our products in Latin America will continue to constitute a significant portion of our business in the future. In addition, we currently anticipate an increase in the volume of our sales in India, a country which is historically characterized as having strong downward pricing pressures.  Challenging global economic conditions could also have adverse, wide-ranging effects on demand for our products and services and for the products of our customers.  The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment.  Continued adverse economic conditions, which still exist in certain jurisdictions, including certain countries in Europe, could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal considerations, which may adversely affect demand for lower cost network equipment.  Moreover, the level of demand by operators and other customers who buy our products and services can change quickly and can vary over short periods, including from month to month.

If the current economic situation deteriorates or if the uncertainty and variations in the telecommunications industry continues, our business could be negatively impacted, including in such areas as reduced demand for our products and services, slowed customer buying decisions, pricing pressures, supplier or customer disruptions, or insolvency of certain of our key distributors, resellers, original equipment manufacturers (OEMs) and systems integrators, which could impair our distribution channels, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

We face intense competition from other communications solutions that compete with our high-capacity point-to-point wireless products, which could reduce demand for our products and have a material adverse effect on our business and results of operations.

Our products compete with other high-speed communications solutions, including fiber optic lines, leased copper lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies.  Moreover, as more and more data demands are imposed on existing network frameworks and because of consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive.

Some of the principal disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas.

In addition, customers may decide to use transmission frequencies for which we do not offer products.

To the extent that these competing communications solutions reduce demand for our high-capacity point-to-point wireless transmission products, there may be a material adverse effect on our business and results of operations.

Consolidation of our potential customer base could harm our business.

The increasing trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Moreover, some of our potential customers have agreed to share networks which results in less network equipment and associated services required and a decrease in the overall size of the market.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our revenues and gross margins.

We rely on a limited number of contract manufacturers to manufacture our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

While a small portion of our manufacturing is performed in our production facility in Slovakia, we outsource most of our manufacturing processes to a limited number of contract manufacturers that are located in Israel, Malaysia and the Philippines. We do not have long-term contracts with any of these contract manufacturers. From time to time, we have experienced and may in the future experience delays in shipments from these contract manufacturers.

Although we believe that our contract manufacturers have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities are not within our control, and we cannot assure you that manufacturing problems will not occur in the future. Our recent negative cash flows and uncertainties regarding our liquidity have, and may continue to, raise concerns with manufacturers, resulting in their revising or limiting our credit or payment terms which could result in production delays. In addition, the operations of our contract manufacturers are not under our control, and may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components.  These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our product to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our contract manufacturers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner. In addition, some of our contract manufacturers have granted us licenses with respect to certain technology that is used in a number of our products. If we change contract manufacturers, we may be required to renegotiate these licenses or redesign some of our products, either of which could increase our cost of revenues and cause product delivery delays. If we change manufacturers, during the transition period, we may be more likely to face delays, disruptions, quality control problems and loss in capacity, and our sales, profits and customer relationships may suffer.

Our international operations expose us to the risk of fluctuation in currency exchange rates and restrictions related to foreign currency exchange controls.

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies which are different from the U.S. dollar.  Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America.  A significant portion of our cash reserves are located in Venezuela, and as a result, devaluation in currency in Venezuela could significantly reduce or impair a significant portion of our cash reserves.  In 2013, we incurred a financial loss in the amount of $6.7 million as a result of the devaluation of the local currencies in Argentina and Venezuela.  Accordingly, the imposition of price controls, restrictions on the conversion of foreign currencies or a devaluation of foreign currencies could have a material adverse effect on our financial results.

In February, 2014, the Government of Venezuela announced a complementary currency system identified as "SICAD 2", which in addition to those currency systems already in existence, are to be regulated by the Central Bank of Venezuela. The most recent transactions executed through SICAD auctions have been at an exchange rate of 51.3 bolivars per U.S. dollar. Depending on the transparency and liquidity of the SICAD market, it is possible that in the future we may remeasure our net monetary assets at the SICAD rate. To the extent that the SICAD rate is higher than the official exchange rate at that time, this could result in an additional devaluation charge. We have not executed any transactions through the SICAD program. For the year ended December 31, 2013, our subsidiary in Venezuela represented approximately 4% of the Company’s consolidated total assets and approximately 3% of the Company’s consolidated revenues and approximately 2% of the Company’s consolidated net loss.

A substantial portion of our expenses are denominated in New Israeli Shekels, and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2013, the NIS continued to fluctuate in comparison to the U.S. dollar as the NIS appreciated by 7%. If the U.S. dollar weakens against the NIS in the future, there will be a negative impact on our results of operations.

In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non-U.S. dollar currencies, which could affect our reported results of operations. In addition, we have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have significant effect on our results.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure and  may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government-restricted currencies.  During 2013, we incurred losses in the amount of $8.0 million as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

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

We have goodwill and amortizable intangibles assets, such as customer relations and technology, almost all of which ($21.1 million) are as a result of the Nera Acquisition. Under generally accepted accounting principles, we are required to perform an annual impairment test on our goodwill and from time to time, we are required to assess the recoverability of both our goodwill and long-lived intangibles assets.  We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition to key personnel, a prolonged decline in our stock price and market capitalization, operating performance indicators, competition and other factors. If our market value or other long-lived intangibles assets is less than the carrying amount of the related assets, we could be required to record an impairment charge in the future. Because these factors are ever changing, due to market and general business conditions, we cannot predict whether, and to what extent, our goodwill and long lived intangible assets may be impaired in future periods.

At December 31, 2013, we had goodwill of $14.9 million and net intangible assets of $7.2 million.  The amount of any future impairment could be significant and could have a material adverse effect on our financial results.

We are increasingly engaged in supplying installation or turn-key projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these turnkey projects, including delays or failure in acceptance testing procedures and other items beyond our control, would have a material adverse effect on our results of operations.

We are increasingly engaged in supplying our products as total turn-key projects which include installation and other services for our customers. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more turn-key projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.   Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict.  The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation, availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty.   This could cause us to experience substantial period-to-period fluctuations in our results of operations.

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

A single customergrouprepresents a significant portion of our revenues, and if we were to lose this customer group or experience any material reduction in orders from this customer group, our revenues and operating results would suffer.

In 2012 and 2013, we had revenues from a single group of affiliated companies that accounted for approximately 11.6% and 15.4%, respectively, of our total revenue. We have entered into or received purchase orders from a number of related companies in this group of companies.   Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, this customer group is not obligated to purchase a fixed amount of products or services over any period of time from us and may terminate or reduce its purchases from us at any time without notice or penalty.  We therefore have difficulty projecting future revenues from this customer group with certainty.  However, based on recent discussion with this customer group, we expect the volume of business in 2014 to be significantly lower than in 2012 and 2013.  In addition, the customer group could vary, and in 2012 did vary, its purchase or acceptance procedures from period to period, even significantly.  This could have, and has had, an adverse effect on our revenues, profitability and cash flow.  In addition, the loss of this customer group or any material reduction in orders from either customer group could adversely affect our results of operations, cash flow and financial position.

We derive a substantial portion of our revenues from fixed-price projects, including our turn-key projects, under which we assume greater financial risk if we fail to accurately estimate the costs of the projects.

We are increasingly engaged in supplying turn-key projects, involving fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus equipment –only sales, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.  If we miscalculate the resources or time we need for these fixed-price projects, the costs of completing these projects may exceed our original estimates, which would negatively impact our financial condition and results of operations.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if our internal controls over financial reporting are not effective our business could suffer.

As we manage a global multi-jurisdictional operation, we have identified in the past and may from time-to-time identify deficiencies in our internal control over financial reporting. We are committed to implementing the highest standards of internal control practices, but we cannot assure you that we will be able to implement enhancements of our internal controls on a timely basis, in order to prevent a failure of our internal controls or enable us to furnish future unqualified certifications pursuant to regulatory requirements such as Section 404 of the Sarbanes-Oxley Act.

If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  In addition, we may identify material weaknesses in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in business disruptions, investigation or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.  Any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent intentional misconduct or fraud.

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

The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits. The Company evaluates its deferred tax assets for recoverability based on available evidence, including assumptions about future profitability.  Although management believes that it is more likely than not that the deferred tax assets will be realized in certain jurisdictions, some or all of the Company’s deferred tax assets could expire unused if the Company is unable to generate taxable income of an appropriate character and in a sufficient amount to utilize these tax benefits in the future.

        At December 31, 2013, the company had recorded $13.7 million of deferred tax assets, having performed an adjustment to our valuation allowance of $4.0 million of tax assets in 2013. If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would further reduce the deferred tax asset through a charge to earnings in the period in which the determination is made. This charge could have a material adverse effect on the Company’s results of operations. In addition, the assumptions used to make this determination are subject to change from period-to-period based on changes in tax laws or variances between the Company’s projected operating performance and actual results. As a result, significant management judgment is required in assessing the possible need for a deferred tax asset valuation allowance. If the underlying assumptions underlying our judgment prove to be wrong, it can materially affect the Company’s results of operations.

If we fail to effectively manage deliveries of our products and ancillary equipment, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations and, in the event of an inability to fulfill commitments, would harm our customer relationships.

We outsource most of our manufacturing operations and purchase ancillary equipment to our products from contract and other independent manufacturers and other third parties.  If we fail to effectively manage and synchronize our deliveries from all these sources to the customer, if we underestimate our production requirements which could interrupt manufacturing or if one or more of the contract and other independent manufacturers or other third parties does not fully comply with their contractual obligations or experience delays, disruptions or component procurement problems, then our ability to deliver complete product orders to our customers or otherwise fulfill our contractual obligations to our customers could be delayed or impaired, could result in higher manufacturing costs, could damage to customer relationships or could result in our payment of penalties to our customers, which would adversely affect our business, financial results and customer relationships.

Part of our inventory may be written off, which would increase our cost of revenues.  In addition, due to inaccurate forecasts, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers and other suppliers or to increased expenses should unexpected production ramp up be required.

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If the actual orders from our customers are lower than these manufacturing projections, our contract manufacturers or other suppliers will have excess inventory of raw materials or finished products which we would be required to purchase.   Alternatively, if orders for our products are significantly larger than our planned forecast, we may be required to expedite production and the purchase of raw materials, which may result in increased fees or expenses to our contract manufacturers or other suppliers.

We require our contract manufacturers and other suppliers from time to time to purchase more inventory than is immediately required, and, with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increase in demand, we may need to make advance payments or compensate our contract manufacturers or other suppliers, as needed.  We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products.

Inventory of raw materials, work in-process or finished products located either at our warehouse or our customers’ sites as part of the network build-up may accumulate in the future, and we may encounter losses due to a variety of factors including:

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

If we fail to accurately predict our manufacturing requirements or forecast customer demand and are required to purchase excess inventory from our contract manufacturers or other suppliers or otherwise compensate our contract manufacturers or other suppliers for purchasing excess inventory, we may incur additional costs of manufacturing and our gross margins and results of operations could be adversely affected. If we overestimate our requirements and actual sales differ materially from these estimates, our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet.  This result would require us to write off inventory, which could adversely affect our results of operations.  Alternatively, if we underestimate our requirements and actual orders are significantly larger than our planned forecast, we may be required to accelerate production and purchase of supplies, which may result in additional costs of manufacturing and our gross margins and results of operations could be adversely affected.

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

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier or on a limited number of suppliers subjects us to the following risks:

•
The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers, which could result in penalties or cancellation of orders for our products.

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

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, in addition to our recently announced new product platform our success will depend, among other things, on our ability to develop and market new products or enhance our existing products in a timely manner to keep pace with developments in technology, and customer requirements.

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

We are continuously seeking to develop new products and enhance our existing products and have recently announced a significant new line of products. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner, which would have a material adverse effect on our ability to grow our business.  Moreover, we cannot assure that our newly-announced products will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect fixing processes.

Due to the volume of our sales in emerging markets, we face challenges and are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in countries in Latin America, Africa, Eastern Europe, India and Asia Pacific. For the year ended December 31, 2012 and 2013, sales in these regions accounted for approximately 66% and 73%, respectively, of our revenues. As a result, the occurrence of any international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. For example, in 2011, following the regulatory investigation in the Indian telecommunications market which culminated in the revocation by the Supreme Court of India in 2012 of a large number of licenses and spectrum, sales by vendors, including us, to telecommunications operators in India significantly decreased, which situation has still not yet stabilized. Also, substantial import controls into Argentina are currently in effect under which we need to obtain tax and customs authorities’ approvals for import activities.  To date we have been able to obtain all required approvals, but we cannot assure you that more stringent requirements will not be imposed in the future.   The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

•
unexpected changes in or enforcement of regulatory requirements, including security regulations relating to international terrorism and hacking concerns and regulations related to licensing and allocation processes;

•	unexpected changes in or imposition of tax or customs levies;
•	fluctuations in foreign currency exchange rates;
•	Restrictions on currency repatriation;
•	imposition of tariffs and other barriers and restrictions;
•	burden of complying with a variety of foreign laws including foreign import restrictions which may be applicable to our products;
•	difficulties in protecting intellectual property;
•	laws and business practices favoring local competitors;
•	demand for high-volume purchases with discounted prices;
•	payment delays and uncertainties; and
•	civil unrest, war and acts of terrorism.

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

The Nera Acquisition was our first acquisition involving significant international operations.  In acquiring Nera we undertook a number of identified contingent liabilities of Nera, such as various known litigations with third parties, and other contingent exposures with customers, suppliers and employees, all of which could accumulate to a substantial amount.  In addition, we may be exposed to potential tax liabilities worldwide with governmental authorities,  which could result in a substantial cost.  We also undertook certain exposures for penalties and other financial risks posed by a few of Nera’s customers in the event of a default by us due to commercial or political circumstances, which may not be under our control.  We assessed these contingent liabilities in the purchase price allocation.

However, our assessment of such contingent liabilities may not have been accurate and we may be exposed to actual payments, which may be significantly higher than we assessed.  If we are required to make any actual payment on such potential tax liabilities, this could result in the Nera Acquisition being substantially more expensive than originally estimated and could materially adversely affect our results of operations and financial condition.

In connection with the Nera Acquisition documentation, the amount of $10 million out of the consideration was deposited in escrow to cover possible claims by us. In 2013, we filed a claim against the seller in Oslo court and the seller filed a counterclaim.  In April 2014, we signed an agreement with the seller and settled all claims, counter claims, legal proceedings and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the Nera Acquisition documentation.  Pursuant to the settlement agreement, we received $17 million in cash (of which approximately $10 million comes from the escrow described above).

As of December 31, 2013, as a result of the accounting treatment for the Nera Acquisition, there was $7.2 million of amortizable intangible assets and $13.8 million of goodwill reflected on our consolidated financial statements, which, if impaired, would negatively affect our consolidated results of operations.

Our acquisition activities expose us to risks and liabilities, which could also result in integration problems and adversely affect our business.

Following the Nera Acquisition and other smaller acquisitions, we have increased the size of our operations significantly and intend to continue to explore potential merger or acquisition opportunities.  We are unable to predict whether or when any prospective acquisitions will be completed.  The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.  The anticipated benefits and cost savings of such mergers and acquisitions or other restructuring may not be realized fully, or at all, or may take longer to realize than expected.  Acquisitions involve numerous risks any of which could harm our business, results of operations or the price of our ordinary shares.

We rely on a limited number of contractors as part of our research and development efforts.

We conduct a part of our research and development activities through outside contractors. We depend on our contractors’ ability to achieve stated milestones and commercialize our products, and on their ability to cooperate and overcome design difficulties. This reliance is likely to increase as a result of the 2013 Restructuring, which principally affected our research and development organization in Norway. Our contractors may experience problems, including the inability to recruit professional personnel, which could delay our research and development process. These delays could:

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

We sell a limited number of products on an OEM basis through relationships with a number of manufacturers.  Some of these OEM products enable us to offer a complete solution to some of our customers.  These manufacturers have chosen to sell a portion of their systems through us in order to take advantage of our reputation and sales channels. The sale of these OEM products by us depends in part on the quality of these products, the ability of these manufacturers to deliver their products to us on time and their ability to provide both presale and post-sale support. Sales of OEM products by us expose our business to a number of risks, each of which could result in a reduction in the sales of our products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels and turning them into competitors rather than partners. In addition, failure by our OEM manufacturers to deliver their products or discontinue production of their products may cause difficulty to and may have an adverse effect on our business.  If any of these risks materialize, we may not be able to develop alternative sources for these OEM products, which may cause us to lose certain customers or a part of their business which would cause our revenues to decline.

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

Our wireless communications products emit electromagnetic radiation. In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our hauling solutions.

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

We do not believe that for 2013 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. corporations may generally be characterized as a PFIC if for any taxable year either (1) , after applying certain look through rules, 75% or more of such corporation’s gross income is passive income, or (2) at least 50% of the average value of all such corporation’s assets are held for the production of, or produce, passive income. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the 2013 year or prior tax years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2014 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this prospectus supplement entitled “Tax Considerations.”

The price of our ordinary shares is subject to volatility.

The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future.  In the two year period ended December 31, 2013, the price of our ordinary shares has ranged from a high of $9.76 to a low of $2.35.  On December 31, 2012 and 2013, the closing price of our ordinary shares was $4.41 and $2.97, respectively.  Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

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

In 2012, we selected a new enterprise resource planning, or ERP, system to be implemented at our major offices worldwide.  The implementation of the new ERP system began in 2012 and went live at four of our major locations in July 2013. Full implementation of the ERP system could create problems with our planning, integration of data or compatibility with other internal systems.  We have invested and will continue to invest, significant capital and human resources in the implementation of the ERP system, which may be disruptive to our underlying business.  Any disruptions, delays or deficiencies in the design and implementation of the new ERP system, particularly any disruption, delays or deficiencies that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, conduct timely financial reporting and otherwise run our business.  Even if we do not encounter these adverse effects, the implementation of the new ERP system may be much more costly than we anticipated.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.

As of March 31, 2014, Yehuda Zisapel and his wife Nava Zisapel beneficially owned, directly or indirectly, 5.9% of our outstanding ordinary shares; and Zohar Zisapel, our Chairman, beneficially owned, directly or indirectly, 13.3% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 31, 2014. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

Provisions of our Articles of Association, Memorandum of Association, Israeli law and financing documents could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Any modification of our Memorandum of Association, including the increase of our registered share capital, requires a 75% majority vote of the votes represented at the meeting in person or by proxy and voting thereon, and although according to our Articles of Association, a merger in general is subject to an over 50% majority of such votes, such a requirement may subject certain types of merger transactions or other business combinations to such super-majority approval requirements. Additionally, under certain circumstances, a request of a creditor of a party to the proposed merger to the court may delay or prevent a merger. Further, a merger generally may not be completed until the passage of certain time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are appointed for a period of three years.  This longer appointment term may discourage a takeover of our company.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us. For example, Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. In addition, approvals of a merger that may be in certain circumstances required under the Restrictive Trade Practices Law, 1988, and under of the Israeli Law for the Encouragement of Industrial Research and Development of 1984 may impede, delay or restrict our ability to consummate a merger or similar transaction.

Risks Relating to Israel

Conducting business in Israel entails special risks.

Our principal offices and a substantial portion of our research and development and contract manufacturers’ facilities are located in Israel. We outsource part of our manufacturing operations to major contract manufacturers outside of Israel and our sales occur mostly outside of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel.  Specifically, we could be adversely affected by:

•	Hostilities involving Israel;

•	A full or partial mobilization of the reserve forces of the Israeli army;

•	The interruption or curtailment of trade between Israel and its present trading partners; and

•	A downturn in the economic or financial condition of Israel.

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

Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip, which is controlled by the Hamas militant group. Efforts to resolve the problem have failed to result in a permanent solution. In 2012 Israel experienced another round of armed conflict with Hamas in the Gaza Strip, with missiles reaching as far as Tel-Aviv. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations.  Further deterioration of relations with the Palestinian Authority, Hamas or countries in the Middle East could disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations. In addition, a significant number of our employees who are Israeli citizens are subject to an obligation to perform reserve military service.  In case of further regional instability such employees who may include one or more of our key employees may be absent for extended periods of time which may materially adversely affect our business.

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

Since we received Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies or know how outside of Israel.

We received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Economy, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel through the end of 2006.  We therefore must comply with the requirements of the Israeli law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated thereunder, which we refer to as the R&D Law, with respect to a portion of our products which are deemed to have been developed with OCS funding.  The R&D Law and the terms of the grants we received restrict our ability to transfer technology or know how developed with OCS grants or any rights derived from such technology or know how, including by way of the sale of the technology or know how, the grant of a license to such technology or know how or the manufacture of our products based on such technology or know how, outside of Israel unless we obtain the approval of the OCS.    There is no assurance that we will receive such OCS approvals. Even if such OCS approvals are obtained we will be required to pay increased royalties to the OCS for the transfer of manufacture or, in case of a transfer of the technology or know how outside of Israel by way of a sale or granting of a license, be required to pay a percentage of the consideration paid for such transfer, but not less than the OCS grants. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

In each of 2013 and 2014 we received new approvals for grants from the Government of Israel through the OCS, for the financing of certain research and development expenditures in Israel (the “New Grant”) in the amount of approximately $660,000, which has already been received, and $900,000, respectively.  The New Grants require us to comply with the requirements of the R&D Law in the same manner applicable to previous grants.  Furthermore, the consideration in a transaction involving the transfer outside of Israel of technology or know how developed with the New Grants (such as a merger or similar transaction) may be reduced by any royalties that the recipient of such technology or know how will be required to pay to the OCS on all past sales of products based on the technology or know how developed with the New Grants.

In addition to the royalty-bearing grants described above, in March 2014 we agreed to participate in two "Magnet" Consortium Programs, sponsored by the OCS, which grants do not bear any royalty obligations, but, as the R&D Law applies to these programs, the restrictions on transfer of know how or manufacturing outside of Israel, as described above, are in effect. See "Israeli Office of Chief Scientist" in Item 4 below.

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

The Company has capital investment programs that have been granted approved enterprise status (“Approved Programs”) and a program under beneficiary enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (“Beneficiary Program”). When we begin to generate taxable income from these approved or beneficiary enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for regular enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise or beneficiary enterprise, and the amount of any taxable income that we may earn in the future.

The tax benefits available to approved and beneficiary enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability.

The Israeli government may reduce or eliminate in the future tax benefits available to approved or beneficiary enterprise programs. Our approved and beneficiary program and the resulting tax benefits may not continue in the future at their current levels or at any level and the new legislation regarding Preferred Enterprise may not be applicable to us or may not fully compensate us for such change. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future. See Item 10 – ADDITIONAL INFORMATION; Taxation; Tax Benefits under the 2011 Amendment, for a description of legislation on “Preferred Enterprise”

It may be difficult to enforce a U.S. judgment against us, and our officers and directors, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors.

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

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

•	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;
•	the judgment is executory in the state in which it was given;
•	the judgment is no longer appealable;
•	the judgment was given by a court that is competent to do so under the rules of private international law applicable in Israel;
•	there has been due process and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

In the years ended December 31, 2013, 2012, and 2011, our capital expenditures were $16.4 million, $14.5  million and $14.4 million, respectively. In 2013 capital expenditures were primarily for the   significant implementation/roll out of our ERP system in four of our largest locations implementing new modules which allow us to have better control over our business operations, financial activity and project management.  In 2012, capital expenditures were primarily for on a new enterprise resource planning, or ERP, system to be implemented at our offices worldwide.  In 2011 capital expenditures were primarily for the purchase of additional testing equipment and office equipment as a result of the acquisition of Nera.  In 2014 we anticipate to continue engaging in capital spending consistent with anticipated change in our business activities.

B.  Business Overview

        We are the #1 high-capacity wireless hauling specialist, in terms of unit shipments and global distribution of our business.  We provide wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.  We also provide fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base stations and remote radio units (RRUs). The term fronthaul refers to new technologies that allow transport between a remote radio unit and a baseband unit in front of the base station, with a controlling macro base station.  We are also a member of industry consortiums of companies which attempt to better define future technologies in the market, such as Open Networking Foundation (ONF), Next Generation Mobile Network Alliance (NGMN), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI) and others.

        In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue.  Our experienced teams can deploy hundreds of “links” every week, and our turn-key project track record includes hundreds of thousands of links already installed and in operation with a variety of industry-leading operators.

        Designed for all Internet Protocol (IP) network configurations, including risk-free migration from legacy to next-generation backhaul and fronthaul networks, our solutions provide fiber-like connectivity for  next generation Ethernet/Internet Protocol, or IP-based, networks; for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all-IP.  In addition, our solutions allow for the proliferation of small-cell heterogeneous networks (HetNets) thereby meeting the increasing demands by the growing numbers of subscribers and the increasing needs for mobile data services. Our systems also serve evolving network architectures including all-IP long haul networks.

        We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 430 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s existing credit facilities, including the agreement with Bank Hapoalim B.M. entered into in 2011 (the Bank Hapoalim Agreement) and other short term credit facilities with other banks.  In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants shall be in effect until October 1, 2014, except for certain less restrictive financial covenants which shall remain in effect until March 31, 2015. After each date, the respective original covenants again apply. See Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources, for a more detailed discussion.

In November 2013, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring is completed, the restructuring is expected to result in annual savings of approximately $25 million. The restructuring plan includes consolidating research and development activities worldwide and realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. No customer-facing activities are affected. In connection with the 2013 Restructuring, we incurred restructuring charges of $9.3 million in the fourth quarter of 2013 and we estimate that additional costs will be approximately $1 million during the first half of 2014.

In April 2014, we signed an agreement with Eltek ASA  to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

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

        The wireless hauling space is segmented into short-haul and long-haul applications. Short-haul, devices typically have a capacity of up to 1 Gbps per link channel and are used to carry voice and data services over distances of between several hundred feet and 10 miles. Short-haul links are deployed in access hauling applications, connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, education and off-shore communication.  Ceragon also offers a solution for emerging fronthaul applications that offer ultra-high capacities up to 2Gbps per link channel. The term fronthaul refers to new technologies that allow transport between a remote radio unit and baseband unit in front of the base station, with a controlling macro base station. Fronthaul allows mobile network operators to use detached radio and baseband units (such as remote radio-heads), avoiding the need to deploy and manage full-featured base-station or cells and thus reducing the total network’s cost of ownership.

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

Industry Background

        The market for wireless hauling (backhaul and emerging fronthaul) is being generated primarily by cellular operators, wireless broadband service providers and businesses and public institutions operating private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for high-capacity wireless hauling is now shifting to more flexible and cost efficient architectures based on high-capacity IP/Ethernet- while fronthaul applications will rely solely on IP technology. This shift enables next-generation hauling networks to successfully cope with the continuing growth of bandwidth-hungry data services over LTE/LTE-Advanced, 3G and HSPA technologies. New wireless broadband networks as well as wireless Internet service providers (WISP) and private networks also rely on high-capacity IP/Ethernet technology to haul large amounts of data traffic.

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

Industry Trends and Developments

•
Network Function Virtualization (NFV) and Software Defined Networking (SDN) are two emerging concepts aimed at simplifying network operations and allowing network engineers and administrators respond quickly to changing business requirements. NFV and SDN deliver network architectures that transition networks from a world of task-specific dedicated equipment elements, to a world of optimization of network performance through network intelligence. Our IP-20 platform, which we have launched during 2013, is an SDN-ready solutions suite built around a powerful software-defined engine. The solution also includes an integrated virtualization card that enables independent software applications to run over the same general-purpose hardware.

•
The emergence of small cells present hauling challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 3G and 4G/LTE networks, resulting in higher throughput and data rates for the end-user.  Although small cell deployments are still evolving and are as of yet not showing significant volumes, Ceragon already offers tailored solutions for forward looking mobile operators. Our small-cell backhaul and  fronthaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

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

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the backhaul portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for backhaul. It has become abundantly clear that in these new scenarios, a new breed of backhaul solutions with significant investment is required. Our new IP-20 platform supports network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement (SLA) is maintained. IP-20 solutions can deliver up to several Gbps of data over a single link. At the same time, by employing advanced hierarchical quality of service (H-QoS) mechanisms, IP-20 ensures fairness and policy enforcement on  a shared network.

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

Our Solutions

    We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul and fronthaul solutions which enable cellular operators and other wireless service providers to effectively eliminate the hauling capacity bottleneck, significantly reduce hauling costs and gradually evolve their networks from TDM to IP/Ethernet and SDN-ready networks. We also provide advanced pure IP/Ethernet solutions to wireless broadband service providers as well as to businesses and public institutions that operate their own private communications networks.

    Our FibeAir® Short-Haul family of products supports any transport technology, from 2G up to 4G/LTE and LTE-A, and any deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in high density, split-mount or compact all-outdoor installations. Understanding the many needs of our customers, we provide solutions for every segment of the hauling (backhaul and fronthaul) network – from tail site, or the last tower in the operator’s network,  to large aggregations sites – and that support both tree and ring topologies.

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

We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

         HetNet Hauling: With decades of market experience we believe that identifying our customers’ future needs is key to our business success. Our 3H concept provides the path to meeting and keeping up with capacity demands in the evolving HetNet environment. This concept incorporates smart planning tools and capabilities, out-of-the-box network design concepts and a full range of hardware and software solutions for a host of deployment scenarios.  For example, the recently released FibeAir IP-20C is suitable for a wide range of HetNet hauling applications. The platform’s small form-factor and support for ultra-high capacities with extremely low latency make it ideal for aggregation networks, super-size macro cell hauling or Cloud Radio Access Networks (C-RAN) or fronthauling with compressed CPRI (Common Public Radio Interface).

                Leading Offering for the Wireless Hauling Market.  We believe that we provide our customers with a leading offering of high capacity wireless solutions for HetNet hauling as well as the broader wireless hauling market. Our competitive differentiation results from our focus on product development from components to subsystem integration to overall system solution design.  Our software defined multi-core IP-based hauling solutions provide fiber-like performance with throughput speeds from 10 Megabit up to 4 Gigabits per second, with high availability and low latency. Our solutions enable wireless service providers to gradually evolve their networks from all circuit-switched through a combined “hybrid” model to all IP/Ethernet-based networks. We provide operators with a range of systems allowing them to serve any application in their network – from small cell sites and remote radios using a compact all-outdoor device, up to large multi-carrier solutions for long-distance backbone applications.

    In 2013 we released the IP-20, a service-centric, SDN-ready wireless platform containing a rich product line for backhaul and fronthaul. IP-20 is built around a powerful software-defined engine and supports any radio transmission technology mix, any network topology and any configuration. IP-20 is based on our in-house multi-core modem and RFICs. The capabilities of Ceragon’s in-house technology were demonstrated in the first member of the IP-20 platform, the FibeAir IP-20C launched in December 2012. This solution features fully operational 4x4 MIMO (Multiple Input – Multiple Output) capabilities to deliver 1Gbps over a single 28MHz/30MHz channel and as much as 2Gbps over a single 56MHz/60MHz channel without any compression.

       All the solutions under the IP-20 platform share a common, high-performance operating system, CeraOS. CeraOS, provides a complete set of service-centric features and performance-boosting capabilities across the entire IP-20 product series and creates a cohesive, easy to operate and simple to manage approach for building, expanding and maintaining wireless backhaul and fronthaul networks.

        During 2013 we shipped thousands of links based on the IP-20 platform.  These newly deployed systems join our suite of software defined, multi-core, IP-based products and hybrid networking products which are currently deployed in over 430 wireless service providers’ networks, including a growing number of global Tier 1 players, as well as private networks around the world.

    Broad Product Portfolio.  We offer a broad range of high capacity wireless hauling and ultra-high capacity fronthaul systems enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. Our solutions include platforms based on pure IP, circuit-switched (or TDM) products, and hybrid solutions that deliver both circuit-switched and IP traffic in their native form over a single radio. This functionality makes the latter particularly attractive for wireless service providers and facilitates cost effective, risk-free migration to IP-based hauling networks and can be integrated in any pure IP, hybrid or circuit-switched network. Through our new IP-20 platform, we allow our customers to benefit from emerging technologies and network concepts such as SDN, NFV, fronthaul and C-RAN.  Our solutions can be deployed in all-indoor, all-outdoor and split-mount configurations and support a wide range of network topologies.

    Network Management Tools for Advanced Microwave Networks. Our innovative, user-friendly Network Management System (NMS) is designed for managing large scale wireless hauling networks.  We offer both “stand-alone” management tools as well as tailored solutions in combination with third party partners. These tools enable advanced service delivery across the network, while allowing effectively seamless management of all the hauling network’s elements, thus reducing operational costs. Ceragon NMS provides enhanced system functionality and comprehensive network management for current and legacy radios, including FibeAir and Evolution radios. Built on a powerful platform, our NMS allow operators to provide maximized network uptime by including functionality for managing end-to-end configuration, performance, faults and system security.

    Turnkey Services Capabilities. Since 2012, we were responsible for installing most of the links we shipped.  We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. In 2011, we put in place a Global Projects and Services group that operates alongside our Solutions Groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “links” every week, and our turn-key project track-record includes hundreds of thousands of links already installed and in operation with a variety of Tier 1 operators.

    Low Total Cost of Ownership.  Our solutions address industry requirements for low total cost of ownership backhaul and fronthaul solutions. Total cost of ownership includes the combined cost of initial acquisition, installation and ongoing operation and maintenance, regardless of whether these costs are incurred through leasing arrangements or operating owned equipment. For example, we offer a solution that enables legacy links to be swapped for new, modern radios, while reusing other vendors’ antennas. Replacing antennas is a costly effort, not only in equipment and installation costs, but also in network downtime during the set-up and re-alignment of new antennas. By enabling our systems to interface with any antenna in the field and compensating for the lower system gain of older installations, we allow operators to keep the existing antennas and cabling, and reduce the loss of revenues, by minimizing downtime.  In addition, our products also offer high spectral utilization, which allows the use of smaller antennas, and results in lower CAPEX and site rental costs. Additional savings can be achieved through our green-mode radios that include adjustable power features and can reduce radio link power consumption by as much as 30% compared with existing solutions.  In some of the regions we serve, this is translated into significant operating expense reductions by saving fuel required for the generators on site.

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

    As an example, our FibeAir IP-20C, which can quadruple the link capacity over a single frequency channel, has nearly the same footprint as our RFU-C which is a single-channel radio unit, not a full system. This achievement could not have made possible without our full control of the entire design and production process

    Scalability and Flexibility.  We design our products to enable incremental deployment to meet increased service demand, making it possible for wireless service providers to rapidly deploy additional capacity as needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases. Our pay-as-you-grow model allows our customers to add new features along the product’s evolution cycle. This software-based model allows for seamless upgrades of already-deployed solutions, saving the need for additional site visits and hardware replacements.

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

We offer our products in three configurations: All-indoor, All-outdoor and Split-mount.

•	Split-mount solutions consist of:

❖
Indoor units which are used to convert the transmission signals from digital to intermediate frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wire-line networks.

❖
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

The IP-20 Platform provides a wide range of solutions for any configuration requirement and diverse networking scenarios. Composed of high-density multi-technology nodes and integrated radio units of multiple radio technologies ranging from 4GHz and up to 86GHz, it offers ultra-high capacity of multiple Gbps with flexibility in accommodating for every site providing high performance terminals for all-indoor, split-mount and all-outdoor configurations.

	Short-Haul					Long-Haul
Product	FibeAir IP-20G	FibeAir IP-20N / IP-20A*	FibeAir IP-20C	FibeAir IP-20S	FibeAir IP-20E	FibeAir IP-20C HP	FibeAir IP-20LH /IP-20A*	Evolution IP-20
Description	Multi-Radio Technology Edge Node	Multi-Radio Technology Aggregation Node	Compact All-Outdoor Multi-Core Node	Compact All-Outdoor Node	Compact All-Outdoor Node for E-band (70-80GHz)	Compact, high power, multi-carrier trunk	Ultra-high power multi-carrier trunk with HP-radio ODUs	Ultra-high power multi-carrier trunk with Evolution ODUs
Interfaces	1GE, FE, and E1/T1	10GE, 1GE, FE, E1/T1	1GE	1GE	1GE	10GE, 1GE, STM-1/OC-3, E1/T1 Note: support for some interfaces requires use of IP-20N/IP-20A IDU	10GE, 1GE, FE, STM-1/OC-3, E1/T1	10GE, 1GE, , FE, STM-1/OC-3, E1/T1
Site Configuration	Split-mount		All-outdoor			All-outdoor / Split Mount (with IP-20N or IP-20A IDU)	All-indoor / Split-mount
Transport Technology	Hybrid and/or all-packet		All-packet			All-packet and/or Hybrid	Hybrid and/or all-packet
Typical Applications	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers
Operating system	Unified operating system (CeraOS), uniformly supporting End-to-End networking, services and radio capabilities across the entire IP-20 platform series of products

* ANSI version

The diverse FibeAir® IP-10 product family offers products that address the complete hauling needs of IP-based, hybrid and circuit-switched networks:

Short-Haul
Product	FibeAir IP-10C	FibeAir IP-70	FibeAir 2500	FibeAir IP-10E	FibeAir IP-10Q	FibeAir IP-10G	FibeAir 2000/4800
Description	High-Capacity Compact All-Outdoor Solution	High-Capacity 70 GHz Hauling Solution	Sub 6GHz, Point to Multi Point System	High-Capacity Ethernet Solution	High-Capacity, High-Density solution for aggregation sites	High-Capacity Multi-Service	Sub 6GHz, Point to Point system, Multi-Service
Interfaces	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet, Fast Ethernet	Multiple Gigabit Ethernet	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Gigabit Ethernet, Fast Ethernet multiple E1/T1
Site Configuration	All-outdoor			Split-mount			All-outdoor
Transport Technology	Packet-based					Hybrid
Typical Applications	Wireless backhaul at tail-sites and small-cell sites	Wireless hauling at tail-sites and small-cell sites	Wireless backhaul for carriers, Private networks and Metro area networks	Private Networks, Business access, Wireless Hauling at small cells sites	Wireless backhaul at aggregation sites	Wireless backhaul for carriers and Private networks	Private Networks, Business access, wireless backhaul at small cells sites
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Cellular operators, Wireless ISPs, Businesses, Public institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless ISPs, Businesses, Public institutions

    Our Evolution™ product family offers products that address the needs for high capacity all-IP, TDM or hybrid long-haul and backbone applications:

Long-Haul
Network Infrastructure	IP/Hybrid All-Indoor			Split-Mount
Product	Evolution Long-Haul	FibeAir 3200	Evolution IP-10 Compact Long-Haul (CLH)	Evolution Long-Haul	PointLink
Description	Multi-channel High-Capacity Long-Haul solution	High-Capacity Circuit-switched TDM	Compact all-indoor system for high capacity long distance applications.	4-channels High-Capacity Long-Haul solution	High capacity offshore communication
Interfaces	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s	Multiple STM-1/OC-3	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s
Typical Applications	Wireless hauling, Wireless backbone, simple migration from TDM to IP long-haul	Wireless hauling, Long distance networks	Wireless hauling, Long distance networks in sites with limited ‘real-state’	Wireless hauling, Wireless backbone, simple migration from TDM to IP long-haul	Offshore oil/gas rigs in high vibration environment
Type of Customers	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers	Wireless service providers, private network operators (utilities, rail, state & local government etc.)	Wireless service providers, Incumbent local exchange carriers, Public institutions	Oil and gas drilling companies, shipping industry

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

Our RFUs deliver a maximum capacity over 86 MHz channels with configurable modulation schemes from QPSK to 2048QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, using a single channel, with vertical and horizontal polarizations. This feature is implemented with a built-in cross polarization interference canceller (XPIC) mechanism. Ceragon was also the first microwave solutions vendor to introduce a fully functioning 4x4 MIMO (multiple inputs, multiple outputs) radio. Taking advantage of MIMO technology, our solutions quadruple the available capacity over a single frequency channel using a single, compact FibeAir IP-20C device.

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

Our Customers

We have sold our products through a variety of channels to over 430 service providers and the operators of hundreds of private networks in more than 130 countries. Our principal customers are mobile operators, cellular operators and wireless service providers that use our products to expand hauling network capacity, reduce hauling costs and support the provision of advanced telecommunications services. In 2013, we maintained our positioning as the #1 high-capacity wireless hauling specialist, in terms of unit shipments and global distribution of our business.  While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.  In 2013, customers from the Europe region contributed 18% of total yearly revenue. Our sales in Latin America and Africa have increased significantly following the acquisition of Nera, and reached 34% and 20% of yearly revenue in 2013 respectively. Our sales in Asia Pacific, North America and India in 2013 were 11%, 9% and 8%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2011, 2012 and 2013, and the names of representative customers:

	Year Ended December 31,
Region	2011	2012	2013	Representative Customers
North America	11%	9%	9%	Peg Bandwidth, Connectronics, Tessco, Conterra
Europe	22%	22%	18%	Hutchison 3, Telenor Serbia, KPN, Tele2, Telecom Austria Group
Africa	17%	13%	20%	Airtel, Globacom, Vodacom
Asia Pacific	17%	16%	11%	Digitel Mobile Philippines, ATI
India	10%	12%	8%	Bharti Airtel, IDEA Cellular, Reliance Communications, Tata Teleservices
Latin America	23%	28%	34%	Telefonica, Telcel, America Movil

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff includes approximately 613 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three key OEMs, which together accounted for approximately 4.2% of our revenues for the year ended December 31, 2013. We are focusing our efforts on direct sales, which accounted for approximately 95.8% of our revenues for the year ended December 31, 2013, because we believe that this is the way to provide more value to our customers. We also plan to develop additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Malaysia and the Philippines. Some of our manufacturing and warehousing is done in our production facility in Slovakia.  Most of our warehouse operations are outsourced to subcontractors in Israel and the Philippines. The raw materials for our products come primarily from the United States, Europe and Asia Pacific. In 2012 we opened an RMA (return merchandise authorization) center at our subcontractor site in the Philippines to improve cost efficiencies in handling repairs and in 2011 we opened an RMA  center in India at our New Delhi offices to provide quick and efficient repair services to our customers in that region.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001 and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.   Our headquarters in Tel Aviv and our production plant in Slovakia are certified to OHSAS 18001 for Occupational Health and Safety assurance system.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel  and also at our subsidiaries in Greece and Romania. As part of the restructuring activities in 2013, we closed our research and development activities in Bergen, Norway.  As of December 31, 2013, our research, development and engineering staff consisted of 286 employees.  Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us.  To date, we have 21 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 22 patent applications pending in the United States and other foreign jurisdictions including the EPO. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•
for the standard character mark CERAGON in Russia, Morocco, Israel, Mexico, Malaysia, United States, South Africa,  the Philippines and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Switzerland, Croatia, Norway, Russia, South Korea, Ukraine, CTM (European Union), Turkey  and Singapore);

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in the United States, Israel and the European Union; and

•	For the standard character mark Native2 in India.

We have pending trademark applications s as follows:

•
for the standard character mark CERAGON in Argentina, Brazil, Chile, Colombia, Indonesia, India, , Nigeria, Venezuela, and International Registration (protection pending in China, Egypt,  Kenya, Macedonia and Vietnam).

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Solutions and Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of other smaller “specialist” microwave communications equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A offer or are developing products that compete with our products.

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue.  Examples include our acquisition of Nera in January 2011 and the 2012 acquisition by DragonWave of the microwave division of NSN, which itself was formed as a joint venture between Nokia and Siemens. Other examples include the mergers of Alcatel and Lucent and the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies.

We believe we compete favorably on the basis of:

•	our focus on the mobile market and active involvement in shaping next generation standards and technologies;

•	product performance, reliability and functionality;

•	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

•	cost structure;

•	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

•	range of turnkey services offering for faster deployment of an entire network and reduced total cost of ownership; and

•	support and technical service, experience and commitment to high quality customer service.

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

In each of 2013 and 2014 we received new approvals for  grants from the Government of Israel through the OCS, for the financing of certain research and development expenditures in Israel (the “New Grants”) in the amounts of approximately $660,000, which has already been received, and $900,000, respectively.  The New Grants require us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the New Grants does not apply to us, but may apply, under certain conditions, to a recipient of the technology or know how developed with the New Grants, to the extent such is sold and/or transferred.

In addition to the royalty-bearing grants described above, in March 2014 we agreed to participate in two "Magnet" Consortium Programs (the "Programs"), sponsored by the OCS, which grants do not bear any royalty obligations. In the framework of the Programs, intended to support innovative generic industry-oriented technologies, we are to cooperate with additional companies and research institutes. The R&D Law applies to these programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In 2014 we expect to receive a total of $0.4 million from the OCS under the Programs, and we anticipate receiving further sums of approximately $0.8 million in each of 2015 and 2016, respectively, subject to our compliance with the terms of the Programs.

C.  Organizational Structure

We are an Israeli company that commenced operations in 1996.  The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks AS	Norway	100%
Ceragon America Latina Ltda.	Brazil	100%
Ceragon Telecommunicaciones Latin America S.A.	Venezuela	100%
Ceragon Argentina s.a.	Argentina	100%
Ceragon Networks s.r.o	Slovakia	100%
Ceragon Networks, S.A. de C.V.	Mexico	100%
Ceragon Networks (India) Private Limited	India	100%

D.  Property, Plants and Equipment.

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 83,646 square feet of office space in Tel Aviv, Israel.  The leases for the majority of this space expire December 31, 2017, with an option to terminate early after three years.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,800 square feet of office space in Paramus, New Jersey and approximately 12,000 square feet of office space in Richardson, Texas.  The lease in Paramus is valid until January 2015 and the lease in Texas is valid until May 2018;

•
in Norway, we lease approximately 72,310 square feet of office space in Bergen expiring in April 2014.  In May 2014, we will move to new premises in Bergen leasing approximately 12,000 square feet of office space expiring in May 2019;

•	in India, we lease approximately 11,737 square feet of office space in New Delhi expiring in October 2016;

•	in Slovakia, we lease approximately 44,780 square feet of manufacturing facility in Liptovsky Hradoc expiring in December 2014;

•	in Brazil we lease approximately 33,850 square feet of office and warehouse space in Barueri expiring in December 2017;

•	in Mexico, we lease approximately 15,150 square feet of office space in Mexico City expiring in August 2014; and

•
in Argentina we lease approximately 6,810 square feet of office space and approximately 23,310 square feet of warehouse space in Cordoba expiring in February 2017, and approximately 1,200 square feet of office space in Buenos Aires expiring in April 2016.

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

Overview

        We are the #1 high-capacity wireless hauling specialist in terms of unit shipments and global distribution of our business.  We provide wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.

        Designed for all Internet Protocol  (IP) network  configurations, including risk-free migration from legacy to next-generation backhaul and fronthaul , our solutions provide fiber-like connectivity for next generation Ethernet/Internet Protocol, or IP-based, networks; for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all IP. In addition, our solutions allow for the proliferation of small-cell heterogeneous networks (HetNets), thereby meeting the increasing demands by the growing numbers of subscribers and the increasing needs for mobile data services. Our systems also serve evolving network architectures including all-IP long haul networks.

        We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 430 service providers of all sizes, as well as in hundreds of private networks, in nearly 130 countries.

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s existing credit facilities, including the Bank Hapoalim Agreement and other short term credit facilities with other banks.  In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants shall be in effect until October 1, 2014, except for certain less restrictive financial covenants which shall remain in effect until March 31, 2015. After each date, the respective original covenants again apply.   See Liquidity and Capital Resources below, for more detailed discussion.

In November 2013, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring is completed, the restructuring is expected to result in annual savings of approximately $25 million. The restructuring plan includes consolidating research and development activities worldwide and realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. No customer-facing activities are affected. In connection with the 2013 Restructuring, we incurred restructuring charges of $9.3 million in the fourth quarter of 2013 and estimate costs will be approximately $1 million during the first half of 2014.

In April 2014, we signed an agreement with Eltek ASA  to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

Industry Trends

Market trends have placed, and will continue to place, pressure on the selling prices for our products. Our objective is to continue to meet the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

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

•
Transition to IP-based Networks. Cellular operators and other wireless service providers are  deploying all-IP networks and upgrading their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.

•
Network Function Virtualization (NFV) and Software Defined Networking (SDN) deliver network architectures that transition networks from a world of task-specific dedicated equipment elements, to a world of optimization of network performance through network intelligence.

•
Network sharing business models are being adopted by mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the backhaul portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for backhaul.

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

•
Regional Pricing Pressures: A significant portion of our sales derives from Latin America in response to the rapid build-out of cellular networks in this region. For the years ended December 31, 2011, 2012 and 2013, 23%,  28% and 34%, respectively, of our revenues were earned in Latin America. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal considerations, which may adversely affect demand for network equipment.

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

Until 2011, our revenues had grown rapidly; our revenues were flat in 2012 decreased significantly in 2013. We cannot assure you that we will be able to resume growth in future periods, taking also into consideration that a large portion of the growth resulted from the Nera Acquisition.

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

Restructuring costs. Our restructuring expenses consisted primarily of severance and related benefit charges, and to a lesser extent, facilities costs related to obligations under non-cancelable leases for facilities that we ceased to use and other associated costs.

Acquisition related costs. The 2011 income statement includes Nera Acquisition related costs that consist primarily from fees associated with transaction financial advisors, as well as legal, accounting and tax related fees associated with the due diligence.

Financial Income (expenses), net.  Our financial income (expenses), net, consists primarily of interest paid on bank debts, gains and losses arising from the remeasurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, amortization of marketable securities premium, net, and other fees and commissions paid to banks, offset by interest earned on bank deposits and marketable securities.

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

In case the sale is subject to a right of return, we record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other know factors. Such provisions were immaterial as of December 31, 2012 and 2013, respectively.

Pursuant to the guidance of ASU 605-25, “Multiple Deliverable Revenue Arrangements,” when a sales arrangement contains multiple elements, such as equipment and services,  we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (‘‘VSOE’’) if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

In certain arrangements, we consider the sale of equipment and its installation to be two separate units of accounting in the arrangement in which the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever the arrangement does not include a general right of return relative to the delivered item or delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company. In such an arrangement, revenues from the sale of equipment are recognized upon delivery, if all other revenue recognition criteria are met and the installation revenues are deferred to the period in which such installation occurs (but not less than the amount contingent upon completion of installation, if any) using relative selling prices of each of the deliverables based on the aforementioned selling price hierarchy.

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

Inventory valuation.  Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.  As of December 31, 2013 our inventory write-off provision was $3.2 million.

Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2013, our allowance for doubtful accounts was $6.5 million and our trade receivables were $131.2 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

Taxes on income.  We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carry forward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that it is more likely than not that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made. As a result, in the years ended December 31, 2011, 2012 and 2013 we recorded a tax income (expense) from the adjustment of the deferred tax assets in the amount of approximately $0.8 million, $0.2 million and $(4.0) million, respectively.

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

Stock-based compensation expense recognized under ASC 718 was $6.6 million, $5.5 million and $3.8 million for the years ended December 31, 2011, 2012 and 2013, respectively.

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

ASC 350 "Intangible – Goodwill and Other," requires that goodwill be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the company below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of the company. We have concluded that we have one reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the company is compared with its carrying value (including goodwill). If the fair value of the company is less than its carrying value, an indication of goodwill impairment exists and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the company’s goodwill over the implied fair value of that goodwill. If the fair value of the company exceeds its carrying value, step two does not need to be performed. The fair value of the company is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of our long-term rate of growth, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value or goodwill impairment for the company.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.  During 2013, we recognized impairment of fixed assets in the amount of $2.6 million related to our restructuring plan.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2011	2012	2013
Revenues	100%	100%	100%
Cost of revenues	72.6	69	69
Gross profit	27.4	31	31
Operating expenses:
Research and development, net	11.3	10.6	11.9
Selling and marketing	18.4	17.3	18.7
General and administrative	6	6.2	7.4
Restructuring costs	1.8	1	2.6
Acquisition related costs	1.1	--	--
Other income	--	--	(2.1)
Total operating expenses	38.5	35.1	38.5
Operating loss	11.1	4.1	7.4
Financial expenses, net	0.5	0.8	3.9
Taxes on income	0.5	0.3	1.8
Net loss	12	5.2	13.1

Year ended December 31, 2012 compared to year ended December 31, 2013

Revenues. Revenues decreased from $446.7 million for the year ended December 31, 2012 to $361.8 million for the year ended December 31, 2013, a decrease of $84.9 million, or 19.0%, partially due to recent downturns in the telecommunication industry. Revenues in India decreased from $54.4 million in 2012 to $26.6 million in 2013, primarily due to completion of a major deployment cycle in one of our largest customers while our other major customers are still deferring their investment as a result of market and regulatory conditions. Revenues in the Europe region decreased from $97.1 million in 2012 to $62.9 million in 2013, primarily due to economic and market conditions and our inability to penetrate/obtain substantial new customers.  Revenues in the Asia Pacific region decreased from $70.7 million in 2012 to $40.7 million in 2013, primarily due to slow progress in penetrating new customers while our existing customers reduced their investment as part of cycle investment patterns. The decrease in revenues was partially offset by an increase in the African region from $58.2 million in 2012 to $73.7 million in 2013. Revenues in the Latin America region remained flat in 2013; however, following discussions with a single group customer in this region, we expect the volume of business in the Latin America region to be significantly lower in 2014 than it was in 2012 and 2013.

Cost of Revenues.  Cost of revenues decreased from $308.4 million for the year ended December 31, 2012 to $249.5 million for the year ended December 31, 2013, a decrease of $58.9 million, or 19.1%. This decrease was attributable mainly to the following:

•	Lower material costs resulting from our reduction in revenues of $48.7 million;

•	Lower cost of inventory step-up adjustment of acquired deferred revenue and customer orders to be delivered as of the closing of the Nera Acquisition, in the amount of $4.0 million; and

•	Lower shipment and supply-related expenses in the amount of $3.6 million resulting from our reduction in revenues.

Gross Profit.  Gross profit as a percentage of revenues was 31.0% for the years ended December 31, 2012 and 2013.

Research and Development Expenses. Our research and development expenses decreased from $47.5 million for the year ended December 31, 2012 to $43.0 million for the year ended December 31, 2013, a decrease of $4.5 million, or 9.5%. The decrease in our research and development expenses was attributable primarily to a reduction of approximately $1.5 million in salary and related expenses as a result of the 2012 and 2013 restructuring plans, a decrease of  approximately $1.3 million in subcontractors and related expenses, mainly as a result of the decrease in research and development activities in Norway,  a decrease in stock based compensation expenses of $0.6 million and a $0.6 grant from the Israeli Office of the Chief Scientist received in 2013. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 11.9% in the year ended December 31, 2013 compared to 10.6% for the year ended December 31, 2012.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $77.3 million for the year ended December 31, 2012 to $67.7 million for the year ended December 31, 2013, a decrease of $9.6 million, or 12.4%. This decrease was primarily attributable to a decrease of approximately $4.5 million in salary and related expenses, mainly as a result of the 2012 and 2013 restructuring plans, a decrease of $1.2 million in commissions as a result of the reduction in revenues, a decrease of $1.2 million in office expenses, mainly related to the closure of several offices in Europe, a decrease of $1.0 million in amortization of intangible assets and a decrease in stock based compensation expenses of $0.6 million . As a percentage of revenues, selling and marketing expenses were 18.7% in the year ended December 31, 2013 and 17.3% in the year ended December 31, 2012.

General and Administrative Expenses. General and administrative expenses decreased from $27.5 million for the year ended December 31, 2012 to $26.8 million for the year ended December 31, 2013, a decrease of $0.7 million, or 2.8%. This decrease was attributable primarily to a decrease of approximately $1.0 million in salary and related expenses, mainly as a result of the 2012 and 2013 restructuring plans, a decrease of $0.5 million in legal expenses and a decrease in stock based compensation expenses of $0.4 million, offset by a one-time expense in 2013 in the amount of  $1.3 million related to an adjustment of pension liabilities in Norway as a result of a change in the official Norwegian data regarding estimated life expectancy. As a percentage of revenues, general and administrative expenses were 6.2% and 7.4% for the years ended December 31, 2012 and 2013, respectively.

Restructuring costs. Restructuring costs consist primarily of severance and related benefit charges, and to a lesser extent, facilities costs related to obligations under non-cancelable leases for facilities that we ceased to use and other associated costs. Restructuring costs increased from $4.6 million for the year ended December 31, 2012 to $9.3 million for the year ended December 31, 2013, an increase of $4.7 million, or 102.8%.

Other income. Other income for the year ended December 31, 2013 includes $7.7 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

Financial expenses, Net. Financial expenses, net increased from $3.5 million for the year ended December 31, 2012 to $14.0 million for the year ended December 31, 2013, a change of $10.5 million. The increase in the financial expenses is mainly related to a $3.1 million non-recurring currency devaluation in Venezuela, a $3.3 million non-recurring charge related to actions taken in order to expatriate cash from Argentina, an increase in currency revaluation expenses in the amount of $3.4 million in various countries worldwide  and an increase in interest expenses of our short-term loans in the amount of $1.0 million, offset by an increase in finance income from marketable securities and bank deposits in the amount of $0.7 million. As a percentage of revenues, financial expenses, net increased to 3.9% in the year ended December 31, 2013 compared to 0.8% for the year ended December 31, 2012.

Taxes on income. Taxes on income increased from $1.2 million for the year ended December 31, 2012 to $6.5 million for the year ended December 31, 2013, an increase of $5.3 million. The increase in tax expenses was mainly attributable to a $4.0 million non-recurring adjustment of valuation allowance on tax assets in the year ended December 31, 2013, and to a $1.1 million increase in current tax expenses. Our effective tax rate was 5% in 2012 and 16% in 2013. This change was attributable to tax expenses related to higher taxable income in our sales, distribution and subcontracting manufacturing subsidiaries, where the local activities are profitable and taxable in addition to the $4.0 million adjustment of valuation allowance on tax assets.

Net loss. Net loss increased from $23.4 million for the year ended December 31, 2012 to $47.5 million for the year ended December 31, 2013. As a percentage of revenues, net loss increased from 5.2 % for the year ended December 31, 2012 to 13.1% for the year ended December 31, 2013. The increase in net loss was attributable primarily to the decrease in gross profit as a result of the reduction in revenues, as well as to the increase in financial and tax expenses, offset by a decrease in operating expenses.

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

Cost of Revenues.  Cost of revenues decreased from $323.2 million for the year ended December 31, 2011 to $308.4 million for the year ended December 31, 2012, a decrease of $14.8 million, or 4.6%. This decrease was attributable mainly to the following:

•	Lower cost of inventory step-up adjustment of acquired deferred revenue and customer orders to be delivered as of the closing of the Nera Acquisition, in the amount of $10.9 million;

•	Lower salary and related expenses as a result of the integration plan related to the Nera Acquisition in the amount of $4.9 million;

•	Lower material cost related to our ongoing own product cost reduction efforts of $3.2 million; and

•	Offset by a $2.3 million change in pre-acquisition indirect tax position in 2012

Gross Profit.  Gross profit as a percentage of revenues increased from 27.4% for the year ended December 31, 2011 to 31.0% for the year ended December 31, 2012. This increase was attributable mainly to our ability to reduce our cost of revenues following the Nera Acquisition and lower material costs related to our product cost reduction.

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

Selling and Marketing Expenses. Selling and marketing expenses decreased from $81.7 million for the year ended December 31, 2011 to $77.3 million for the year ended December 31, 2012, a decrease of $4.4 million, or 5.4%. This decrease was primarily attributable to the decrease of approximately $3.5 million, or 8.0%, in salary and related expenses as a result of the integration plan related to Nera Acquisition. As a percentage of revenues, selling and marketing expenses were 17.3% in the year ended December 31, 2012 and 18.4% in the year ended December 31, 2011.

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

Acquisition related costs. The acquisition related costs consist primarily of fees for financial advisors in connection with the Nera Acquisition, as well as legal, accounting and tax related fees associated with due diligence. Acquisition related costs were $4.9 million in the year ended December 31, 2011. The Company did not have any acquisition-related costs in the year ended December 31, 2012.

Financial expenses, Net. Financial expenses, net increased from $2.0 million for the year ended December 31, 2011 to $3.5 million for the year ended December 31, 2012, a change of $1.5 million. The increase in the financial expenses was mainly related to decrease in finance income from marketable securities and bank deposits in the amount of $1.7 million and an increase in interest expenses of our short-term loans in the amount of $0.4 million, offset by a decrease in currency revaluation expenses in the amount of $0.6 million. As a percentage of revenues, financial expenses, net changed to 0.8% in the year ended December 31, 2012 compared to 0.5% for the year ended December 31, 2011.

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

Net loss. Net loss decreased from $53.7 million for the year ended December 31, 2011 to $23.4 million for the year ended December 31, 2012. As a percentage of revenues, net loss decreased to 5.2 % for the year ended December 31, 2012 from 12% for the year ended December 31, 2011. The decrease in net loss was attributable primarily to the decrease in operating expenses as a result of the integration plan, as well as an increase in gross profit as a result of step-up adjustment of acquired deferred revenue in 2011, both of which are  related to Nera Acquisition.

Impact of Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in NIS, NOK  (Norwegian Kroner) and Euros. Our NIS- and NOK-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS and NOK.

 In addition, since exchange rates between the dollar and the NIS, the NOK and the Euro fluctuate continuously, and since exchange rates between the dollar and the ARS (Argentine Peso), the VEB (Venezuelan bolivar) and the BRL (Brazilian Real) fluctuated significantly in recent years, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Transactions and balances in currencies other than U.S. dollars are remeasured into U.S. dollars according to the principles in ASC topic 830, “Foreign Currency Matters”. Gains and losses arising from remeasurement are recorded as financial income or expense, as applicable.

The following table presents information about the change in exchange rate of several major currencies against the dollar:

Change against US Dollar
Year ended December 31,	NIS (%)	NOK (%)	Euro (%)	ARS (%)	VEB (%)	BRL (%)
2009	(0.7)	(17.7)	(3.3)	11.4	0.1	(26.9)
2010	(6.0)	1.6	8.0	4.5	100.2	(3.1)
2011	7.7	3.0	3.3	7.9	0.0	8.2
2012	(2.3)	(7.5)	(2.1)	13.6	0.0	13.5
2013	(7.0)	(4.2)	9.0	29.7	46.6	12.5

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

B.           Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and a follow-on offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS. In follow-on public offerings completed in December 2007 and November 2013, we raised net amounts of $88.3 million and $35.0 million, respectively.

In January 2011, we entered into a loan agreement with Bank Hapoalim B.M. in the principal amount of $35 million (the Bank Hapoalim Agreement). The Bank Hapoalim Agreement provided that the principal amount of $35 million bore interest at a rate of Libor + 3.15%, which Libor was updated every three months. The principal amount was to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest was to be paid in quarterly payments starting as of February 19, 2011.  As of December 31, 2013, the balance of the loan amounted to $18.5 million including current maturities in the amount of $8.2 million.

In March 2013, we entered into a Credit Facility with four banks: Bank Hapoalim B.M. (also the lead - arranger and securities trustee), HSBC Bank Plc, Bank Leumi Le’Israel Ltd., and First International Bank Israel Ltd., pursuant to which we received $113.7 million of committed credit facilities consisting of up to $73.5 million in credit loans as well as up to $40.2 million for bank guarantees.   The Credit Facility replaced all of the Company’s existing credit facilities, including the Bank Hapoalim Agreement, and other short term credit facilities with other banks.  The Credit Facility will terminate, and all borrowings shall be repaid, upon March 14, 2016.  Borrowings will bear floating interest at a base rate plus an applicable spread of up to 3% per annum.  The credit facilities are secured by (1) a floating charge over all our assets and (2) floating and fixed charges over our bank accounts with the banks.  In the framework of the Credit Facility, we undertook certain financial and other standard covenants, including not to distribute dividends (unless certain terms are met) without the banks’ prior written consent pursuant to the agreement.  In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants shall be in effect until October 1, 2014, except for certain less restrictive financial covenant which shall remain in effect until March 31, 2015. After each date, the respective original covenants again apply.   According to the April 2014 amendment, the available loan facilities shall be reduced by $5 million on January 1, 2015 and additional $5 million on April 1, 2015. In addition, if the Company does not meet the revised  EBITDA covenant in the third quarter of 2014, the available loan facilities will be reduced further by $5 million, starting October 1, 2014 instead of April, 2015.

During the fourth quarter of 2012, we initiated a restructuring plan to improve our operating efficiency. The restructuring plan contributed to the reduction of the operating expenses by $15.0 million for the year ended December 31, 2013. The restructuring costs in 2012 amounted to $4.6 million. In November 2013, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring is completed, it is expected to result in annual savings of approximately $25 million. The restructuring plan includes consolidating research and development activities worldwide and realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. No customer-facing activities are affected. In connection with the 2013 restructuring, we incurred restructuring charges of $9.3 million in the fourth quarter of 2013 and we estimate that additional costs will be approximately $1 million during the first half of 2014.

As of December 31, 2013, our short term debt from financial institutions amounted to $38.7 million excluding current maturities of long-term loan in the amount of $8.2 million.

As of December 31, 2013, we had approximately $52.3 million in cash and cash equivalents, short term bank deposits and short and long-term marketable securities.

As of December 31, 2013, our cash investments were comprised of the following: 81% consisted of short-term, highly liquid investments with original maturities of up to three months,1% consisted of short-term bank deposits and 10% and 8% of our liquid assets is invested in short and long term corporate and government debt securities, respectively. Most of these investments are in US dollars.

Net cash used in operating activities was $29.5 million for the year ended December 31, 2013. Net cash provided by operating activities was $7.2 million for the year ended December 31, 2012 and net cash used in operating activities was $20.1 million for the year ended December 31, 2011.

In 2013, our cash used in operating activities was affected by the following principal factors:

•	our net loss of $47.5 million;

•	a $21.0 million decrease in trade payables, net of accrued expenses; and

•	a $8.8 million decrease in deferred revenues paid in advance;

These factors were offset by:

•	a $15.5 million decrease in trade receivables, net; and

•	a $3.6 million decrease in deferred tax asset;

In 2012, our cash provided by operating activities was affected by the following principal factors:

•	a $27.2 million decrease in inventories, net of write-off; and

•	a $17.7 million increase in trade payables, net of accrued expenses

These factors were offset by:

•	our net loss of $23.4 million; and

•	a $9.5 million increase in trade receivables, net; and

•	a $21.6 million decrease in deferred revenues paid in advance;

In 2011, our cash used by operating activities was affected by the following principal factors:

•	our net loss of $53.7 million;

•
a $13.8 million decrease in other accounts payable and accrued liabilities, primarily attributed to a decrease in subcontractors accruals, a decrease in provision for collection fee, a decrease in provision for warranty and a decrease in provision for taxes; and

•	a $11.9 million decrease in deferred revenues paid in advance.

These factors were offset by:

•	a $6.8 million decrease in other accounts receivable and prepaid expenses; and

•	a $40.6 million decrease in inventories, net of write-off.

Net cash used in investing activities was approximately $23.8 million for the year ended December 31, 2013, as compared to net cash provided by investing activities of approximately $1.8 million for the year ended December 31, 2012 and net cash used in investing activities of approximately $28.0 million for the year ended December 31, 2011.   In the year ended December 31, 2013, our investment in marketable securities of $7.9 million and purchase of property and equipment of $16.4 million, were offset partially by proceeds from sales of marketable securities of $0.5 million.  In the year ended December 31, 2012, our proceeds from maturity of short-term bank deposits of $7.9 million and sales of marketable securities of $9.8 million were offset partially by investment in short-term bank deposits of $1.3 million and purchase of property and equipment of $14.5 million. In the year ended December 31, 2011, our investment in short-term bank deposits of $7.3 million, purchase of property and equipment of $14.4 million and payment related to the Nera Acquisition of $42.5 million were offset partially by proceeds from maturity of short-term bank deposits of $25.7 million and by proceeds from maturities of marketable securities of $10.5 million.

Net cash provided by financing activities was approximately $49.6 million for the year ended December 31, 2013 as compared to net cash provided by financing activities of $9.5 million for the year ended December 31, 2012 and net cash used in financing activities of $39.5  million for the year ended December 31, 2011. In the year ended December 31, 2013, our proceeds from exercises of share options of $1.1 million, proceeds from issuance of shares, net of $35.0 million and proceeds from financial institutions, net of $23.7 million, were offset partially by repayment of a bank loan of $10.2 million.  In the year ended December 31, 2012, our proceeds from exercises of share options of $0.7 million and proceeds from financial institutions, net of $27 million, were offset partially by repayment of a bank loan of $18.2 million.  In the year ended December 31, 2011, our cash provided by financing activities was affected by exercises of share options of $4.5 million and proceeds from financial institutions, net of $35 million.

As of December 31, 2013, our principal commitments consisted of $16.5 million for obligations outstanding under non-cancelable operating leases.

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated change in our business activities.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and also at our subsidiaries in Greece and Romania. As of December 31, 2013, our research, development and engineering staff consisted of 286 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $43.0 million or 11.9% of  revenues in 2013, $47.5 million or 10.6% of revenues in 2012 and $50.5 million or 11.3% of revenues in 2011.

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

F.            Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations1	16,470	5,772	7,392	3,306
Purchase obligations2	28,685	28,685
Other long-term commitment3	6,570				6,570
Uncertain income tax positions4	9,145				9,145
Loan Agreement	18,536	8,232	10,304
Total	79,406	42,689	17,696	3,306	15,715
____________
(1)       Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2013 was approximately   $9.9 million, of which approximately $7.1 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.8 million.  In addition, the commitment includes a net amount of approximately $4.1 million in pension accruals in other subsidiaries, mainly in Norway.

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

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Zohar Zisapel	65	Chairman of the Board of Directors
Ira Palti	56	President and Chief Executive Officer
Aviram Steinhart	43	Executive Vice President & Chief Financial Officer
John Earley	56	Executive Vice President, Delivery
Gil Solovey	45	Executive Vice President, Global Operations
Nurit Kruk-Zilca	40	Executive Vice President, Human Resources
Hagai Zyss	42	Executive Vice President, Global Products
Oz Zimerman	50	Executive Vice President, Global Marketing & Services
Joseph Atsmon	65	Director
Yael Langer	49	Director
Yair E. Orgler	74	Director
Avi Patir	65	Director

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and served as chairman from 1998 until 2012.  Mr. Zisapel also serves as chairman of RADCOM Ltd., as a director of Silicom Ltd., Amdocs Limited and as chairman or director of several private companies.  Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

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

John Earley has been our Executive Vice President, Delivery since April 2014.  Prior to this appointment, Mr. Earley joined Ceragon in March 2011 as our Regional President, Africa.  From March 2010 to 2011, Mr. Earley served as Regional Head of Services, Africa for Nokia Siemens Network based in South Africa.  From November 2007 to 2010 Mr. Earley served as Chief Technical Officer for Celtel (later Zain) Nigeria and subsequently Head of Business Transformation for Zain Networks, Nairobi. Mr. Earley received B.Sc. in electrical engineering from Cleveland Institute of Technology.

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

Nurit Kruk-Zilca has served as our Executive Vice President, Human Resources since April 2014.  From July 2005 until March 2014, Ms. Kruk-Zilca served in various positions in our human resources department, the last one as VP Global HR, responsible for all human resources business partners.  From 2000 until December 2005, she was a talent acquisition and sourcing specialist for Intel Israel. Ms. Kruk-Zilca received a B.A. in Leadership & Education and an M.A. in Organizational Sociology from Tel Aviv University.

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

Oz Zimerman served as Executive Vice President Global Marketing and Services since 2014.  He joined Ceragon in March 2013 as Corporate Vice President Marketing and Services. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group, responsible for the company's overall marketing, M&A and support of its worldwide expansion. Before joining DSP Group, Mr. Zimerman served as VP Marketing at Comverse from 2006 to 2008, where he led global positioning and developed partnerships. From 1998 to 2006, he served as VP Marketing and Global Channels at ECI Telecom. Preceding ECI, he was Engagement Manager at Shaldor, a leading management consulting firm from 1992 until 2007. Mr. Zimerman holds a BSc in Industrial Engineering & Management from Polytechnic University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

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

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd.  and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Director at Bank Hapoalim, B.M., Director at Discount Investment Corporation Ltd., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in industrial administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Avi Patir has served as an external director since March 2007. Mr. Patir CEO of a privately owned consulting company (Patir Consultants).  From 2007 to 2013 he served as Senior Vice President and CTO at Hot Mobile Ltd. (previously MIRS Communications Ltd.), a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd.  Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Compensation of Directors and Senior Management

The following table presents all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2013.  The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and senior management as a group, consisting of 171 persons	$3,002,000	$324,000

1The group includes five persons who ceased to be members of senior management prior to the date of the filing of this Annual Report.

During 2013, we granted to our directors and senior management 371,000 options to purchase ordinary shares, in the aggregate, with exercise prices of $2.77 - $4.76 per share and 138,450 RSUs. The options and RSUs expire 10 years after grant.

Other than payment of fees to our independent directors as required by the Companies Law, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors.  For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Board Practices

Composition and roles of the Board of Directors

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

Messrs. Zisapel and Atsmon were appointed for a three-year term in December 2012.  Ms. Langer was reelected to serve as our Class I director at the annual general meeting held in September 2011 for a term that will end at the 2014 annual general meeting of shareholders.

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

Qualification.  To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had, during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder. In general, the term “affiliation” includes:

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

Election and Term of External Directors.  External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

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

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each, provided that the external director is not a related or competing shareholder or a relative of such shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ is a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, if at the time of the appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the company or are competitors of the company. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee, followed by the board, have approved that considering the expertise and special contribution of the external director to the work of the board and its committees, the appointment for a further term of service is beneficial to the company.

        Financial and Accounting Expertise. Pursuant to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” and (2) at least one of the external directors must have “accounting and financial expertise”.  A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications” is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the company’s main fields of business.

        Our External Directors. Yair Orgler and Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009 and again in December 2012, at the respective annual meeting of shareholders, Messrs. Orgler and Patir were appointed for a second and third terms as external directors.  Their third terms will expire in March 2016.  Our board of directors has determined that Prof. Orgler has the “accounting and financial expertise” required by the Companies Law, and that Mr. Patir has the required “professional qualifications.”

Committees of the Board of Directors

Audit Committee

        Nasdaq Requirements. Under the Nasdaq Rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has been determined by the board to be the audit committee financial expert. We have adopted an audit committee charter as required by the Nasdaq Rules. The responsibilities of the audit committee under the Nasdaq Rules include responsibilities relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal controls and auditing matters, (iii) authority to engage advisors, and (iv) committee funding as determined by the audit committee.  Currently, Messrs. Joseph Atsmon, Yair Orgler and Avi Patir serve on our audit committee, each of whom has been determined by the board to be independent. Mr. Atsmon is the chairman of the audit committee and its financial expert.

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

        Companies Law Requirements. Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors.  In addition, the majority of the members must meet certain independence criteria and may not include the chairman of the board, any controlling shareholder or any director employed by, providing services to, or whose main livelihood is generated from, the Company or a controlling shareholder of the Company.

The role of our audit committee is (1) to identify irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditors, and to suggest appropriate courses of action to amend such irregularities; (2) to define whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (3) to determine with respect to transactions with controlling shareholders, even if such are not extraordinary transactions, a duty to conduct a competitive process, under the supervision of the committee or under the supervision of whomever designated by the committee and according to standards determined by the committee, or to determine other proceedings, prior to entering into such transactions, all in accordance with the type of transaction; (4) To determine the method of approval of transactions which are not insignificant, including the types of transactions which shall require approval of the committee; (5) to oversee and approve the retention, performance and compensation of our independent auditors and to establish and oversee the implementation of procedures concerning our systems of internal accounting and auditing control; (6) to examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company's size and special needs; and (7) to set procedures for handling complaints made by Company's employees in connection with management deficiencies and the protection to be provided to such employees.

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

Messrs. Yair Orgler and Avi Patir serve as our two external directors and meet the independence criteria defined in the Companies Law. As stated above, Mr. Atsmon is the chairman of our audit committee. According to the Companies Law, the chairman of the audit committee must be an external director. Mr. Atsmon is not an external director, but, in accordance with a transition provision included in applicable regulations, he is allowed to continue to hold such position until September 14, 2014.

Compensation Committee

        General. According to an amendment to the Israeli Companies Law entered into effect in December 2012 ("Amendment 20"), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the Committee must satisfy the criteria for remuneration applicable to the external directors, as described below,  and qualified to serve as members of the audit committee pursuant to Companies Law requirements, as described above.

    The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.  In addition, our compensation committee administers our Share Option Plan.  The board of directors has delegated to the compensation committee the authority to grant options under the Share Option Plan, and to act as the share incentive committee pursuant to this plan, provided that such grants are within the framework determined by the board.

Shortly after Amendment 20 came into effect, a new compensation committee was appointed and includes all of our external directors, Messrs. Yair Orgler and Avi Patir, and Mr. Atsmon, the chairman of our audit committee. At the annual general meeting of shareholders held in September 2013, our shareholders approved the payment of fees in cash to Mr. Atsmon, similarly to the payment received by our external directors, in order to qualify Mr. Atsmon as a compensation committee member under Amendment 20.

The attendance and participation in the meetings of the compensation committee is limited, similarly to the limitations on attendance and participation in meetings of the audit committee.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. As stated above, Israeli law does not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our Board of Directors has determined that out compensation committee conduct itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law.

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

    In addition, amendment of existing terms of office and employment of office holders who are not directors requires the approval of the Compensation Committee only, if the Compensation Committee determines that the amendment is not material.

    The terms of office and employment of our directors - regardless of whether such terms conform to the company's compensation policy or not - must be approved by the compensation committee, the board of directors and then by the shareholders, but, in case that such terms are inconsistent with the company's compensation policy – such shareholders' approval must be obtained by the special majority detailed above.

Compensation Policy

As required by Amendment 20, our shareholders, following the approval of the board of directors and the recommendations of the compensation committee, approved and adopted a compensation policy on September 12, 2013, which sets forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification,  and which takes into account, among other things, providing proper incentives to directors and officers, management of risks by the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.  The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

Approval of Certain Transactions with Related Party

The Companies Law requires the approval of the audit committee or the compensation committee, thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

•	transactions with office holders and third parties where an office holder has a personal interest in the transaction;

•	employment terms of office holders who are not directors, and employment terms of directors (and terms of engagement with a director in other roles); and

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

Compensation committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder of the company; see below under “Exemption, Insurance and Indemnification of Directors and Officers.”

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

As specified above, the terms of office and employment of our directors should be consistent with our compensation policy and require the approval of the compensation committee, the board of directors and the shareholders, subject to limited exceptions.

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

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the company’s level, respectively.  However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors and, in accordance with Amendment 20, Mr. Atsmon, a member of the compensation committee, a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors and Mr. Atsmon options to purchase the Company’s shares.

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

Duties of Office Holders and Shareholders

Duties of Office Holders

        Fiduciary Duties. The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

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

        Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business; otherwise than on market terms; or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company.  Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

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

In the Company's annual general meeting of shareholders held in September 2011, shareholders resolved to amend the Company's articles of association, in order to set the legal corporate framework that will allow the Company to continue to be able to indemnify and insure its office holders to the full extent permitted by law.

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

New indemnification letters, which were extended to cover indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors and officers liability insurance for the benefit of our office holders, which includes directors. This policy was approved by our audit committee, board of directors and by our shareholders at the annual general meeting of shareholders held on September 27, 2011. Our shareholders further authorized the Company's board of directors to renew or replace such policy or to purchase alternative or additional policies for subsequent periods on terms which are similar to the terms of the current policy, for the benefit of all directors and officers of the Company who may serve from time to time.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us. For example, Israel tax law treats share-for-share acquisitions between an Israeli company and another company less favorably than does U.S. tax law and   may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares in another corporation to taxation prior to the sale of the shares received for such share-for-share swap.

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

Employees

As of December 31, 2013, we had 1,110 employees worldwide, of whom 286 were employed in research, development and engineering, 613 in sales and marketing, 82 in management and administration and 129 in operations.  Of these employees, 330 were based in Israel, 34 were based in the United States, 375 were based in EMEA (not including Israel), 248 were based in Latin America and 123 were based in Asia Pacific.

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

We and our Israeli employees are not parties to any collective bargaining agreements. However, with respect to such employees, we are subject to Israeli labor laws, regulations and collective bargaining agreements applicable to us by extension orders of the Israeli Ministry of Labor and Welfare, as are in effect from time to time. Generally, we provide our employees with benefits and working conditions above the legally required minimums.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 31, 2014.  The percentage of outstanding ordinary shares is based on 52,457,168 ordinary shares outstanding as of March 31, 2014.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options	Number of RSUs Held (2)
Zohar Zisapel(3)	6,960,399	13.3	250,000	$2.77 -$11.10	-
Ira Palti	953,431	1.8	1,230,000	$3.56-$13.04	33,000
All directors and senior management as a group consisting of 12 people(4)	8,843,769	16.9	2,661,667	$2.77-$13.04	118,110

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 31, 2014.

(2)
Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.  Of the number of stock options listed, 250,000, 953,431 and 2,133,370 options, respectively, are vested or shall become vested within 60 days of March 31, 2014 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group. None of the RSU’s listed is vested or expected to vest within 60 days of March 31, 2014.

(3)	The number of ordinary shares held by Zohar Zisapel includes 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 31, 2014 (including options held by each such person and which are vested or shall become vested within 60 days of March 31, 2014) and have therefore not been separately disclosed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The compensation committee of our board of directors administers the plan. Generally, the options expire ten years from the date of grant. The compensation committee has authority to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. In September, 2010, our board of directors amended the  share option plan so as to enable to grant restricted share units ("RSUs") pursuant to such plan (the Amended and Restated Share Option and RSU Plan, or the Plan).  In December, 2012, our board of directors extended the Plan for an additional ten-year period through December 31, 2022.  The Plan has been approved by the Israeli Tax Authority as is required by applicable law. The following tables present option and RSUs grant information for the Plan as of December 31, 2013.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
18,852,942	890,177	6,045,873	$8.07

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
1,392,746	---	1,242,746	$0.01

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2013:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	3,403,516	838,337
All other grantees	3,885,103	2,250,335

Amendment

Subject to applicable law, our board of directors may amend the Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 31, 2014 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	6,960,399	13.3%
Yehuda and Nava Zisapel (2)(3)	3,081,717	5.9%
Migdal Insurance & Financial Holdings Ltd (4)	3,033,257	5.8%

(1)	Based on 52,457,168 ordinary shares issued and outstanding as of March 31, 2014.

(2)
Yehuda Zisapel and Zohar Zisapel are brothers and Yehuda and Nava Zisapel are husband and wife. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by each of Yehuda and Nava Zisapel and Zohar Zisapel includes 10,717 shares held by RAD Data Communications Ltd., of which all Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Of the ordinary shares beneficially owned by Yehuda Zisapel and his wife Nava Zisapel, 1,119,000 are held directly by Nava Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

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

As of March 31, 2014, approximately 95.1% of our ordinary shares were held in the United States and there were 30 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95.08% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, together with Nava Zisapel, as of March 31, 2014, beneficially owns 5.9% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 13.3% of our ordinary shares as of March 31, 2014.  Zohar and Yehuda Zisapel are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, and with Nava Zisapel, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

AB-NET Communications Ltd.	Internet Binat Ltd.	RADWIN Ltd.
BYNET Data Communications Ltd.	Packetlight Networks Ltd.	SecurityDam Ltd.
BYNET Electronics Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADBIT Computers, Inc.
BYNET SEMECH (Outsourcing) Ltd.	RADCOM Ltd.	SILICOM Ltd.
BYNET Software Systems Ltd.	RAD Data Communications Ltd. and its subsidiaries	RADiflow Ltd.
BYNET Systems Applications Ltd.	RADWARE Ltd.

The above list does not constitute a complete list of the investments of Yehuda, Nava and Zohar Zisapel.

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

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. The aggregate amount of these expenses was approximately $1.1 million in 2013.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $0.3 million in 2013.

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

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility, located in Tel Aviv, Israel is approximately 83,646 square feet in size.  The leases for the majority of this facility expired December 2017 , with an option to terminate early after three years.   Additionally, we lease space in Paramus New Jersey, U.S. from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 5,800 square feet in size.  The lease for this facility is valid until January 2015.  The aggregate amount of rent and maintenance expenses related to these properties was approximately $2.4 million in 2013.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $4.8 million for the year ended December 31, 2013.

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

Export Sales

In 2013, our sales to end users located outside of Israel amounted to $356.4 million, or 98.5% of our $361.8 million revenues for that year.

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

Significant Changes

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources for a description of the April 2014 amendment to the Credit Facility.

  In April 2014, we signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

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

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares as reported on Nasdaq.

	Ordinary Shares
	High	Low
2009 (Annual)	$11.77	$3.90
2010 (Annual)	13.42	6.88
2011 (Annual)	14.34	7.25
2012 (Annual)	9.76	3.91
2013(Annual)	5.15	2.35

2012
First Quarter	$9.69	$7.68
Second Quarter	9.76	8.14
Third Quarter	9.36	5.06
Fourth Quarter	5.86	3.91

2013
First Quarter	$5.15	$4.25
Second Quarter	4.38	3.11
Third Quarter	4.30	3.00
Fourth Quarter	4.35	2.35

2014
First Quarter	$3.50	$2.80

The table below sets forth the high and low market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low
October 2013	$4.35	$3.37
November 2013	3.59	2.35
December 2013	3.11	2.43
January 2014	3.84	2.96
February 2014	3.50	2.80
March 2014	3.37	2.81

The table below sets forth for the periods indicated the high and low market prices of our ordinary shares on the TASE.  The translation from NIS into U.S. dollars for the following tables is based on representative rates of exchange published by the Bank of Israel on March 31, 2014.

	High	Low
2009 (Annual)	$11.80	$4.20
2010(Annual)	13.28	6.87
2011 (Annual)	14.52	7.20
2012 (Annual)	9.74	4.05
2013 (Annual)

2012
First Quarter	$9.74	$7.67
Second Quarter	9.73	8.33
Third Quarter	8.55	5.52
Fourth Quarter	5.41	4.28

2013
First Quarter	$5.38	$4.49
Second Quarter	4.53	3.28
Third Quarter	4.30	3.15
Fourth Quarter	4.37	2.49

2014
First Quarter	$3.77	$2.87

The table below sets forth the high and low market prices for our shares on the TASE during the most recent six-month period:

	High	Low
October 2013	$4.37	$3.40
November 2013	3.71	2.49
December 2013	3.07	2.49
January 2014	3.77	2.93
February 2014	3.48	2.89
March 2014	3.39	2.87

Plan of Distribution.

Not applicable

Markets

See “Offer and Listing Details” above.

ITEM 10.             ADDITIONAL INFORMATION

Memorandum and Articles of Association

A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The memorandum and articles of association as amended in October 2007, September 2011 and December 2012 was previously provided in our annual report on Form 20-F for the years 2007, 2011 and 2012, respectively and are incorporated herein by reference.

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

Taxable income of Israeli company is subject to tax at the rate of 25% in 2013 and 26.5% in 2014.

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

Taxable income of a company derived from an approved enterprise is subject to reduced corporate tax at the rate of 10% - 25% for the benefit period.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right, provided that such income is generated within the approved enterprise’s ordinary course of business.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven).  Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years).  The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed.  The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits.  This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders.  The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from approved enterprises, which is 15%  and 20% starting January 1, 2014, if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors’ company.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% and 20% starting January 1, 2014, from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% and 20% starting January 1, 2014, for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of “foreign investment” in the Investments Law so that the amended definition requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the definition of “foreign investment” took effect retroactively from 2003.

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

Under the new legislation, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises during the benefits period.  The uniform corporate tax rate will be 7% in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel in 2013, and 9% and 16%, respectively, in 2014. Certain "Special Industrial Companies" that meet certain criteria will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.

Dividend distributed from income which is attributed to "Preferred Enterprise"/"Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% in 2014 (iii) non-Israeli resident - 15% in 2013 and 20% in 2014, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company incorporated and resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it.  An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (48% in 2013-2014) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see the above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013) (hereinafter: “Added Tax”).

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq). However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S company is holding 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%.  Dividends received by the U.S. company or the U.S. individual distributed from income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  (currently a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which includes an exchange of information program.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

U.S. holders generally will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income.  Distributions of current or accumulated earnings and profits generally will be non-U.S. source passive income for U.S. foreign tax credit purposes.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 20% for U.S. holders that are individuals, estates or trusts.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares may be subject to limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce, or are held for the production of, passive income.  For this purpose, cash is considered to be an asset which produces passive income.  Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2013.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2013, U.S. holders who acquired our ordinary shares in 2013 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions,” which could result in a reduction in the after-tax return to such U.S. holder.  In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution.  Under these rules, the distributions that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares.  The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years.  The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses.  In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.  Furthermore, if we are a PFIC, each U.S. holder generally will be required to file an annual report with the IRS.

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

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the ordinary shares.  As a result of such election, in any taxable year that we are a PFIC, a U.S. holder generally would be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder’s tax basis in its ordinary shares at that time.  Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a year in which we are a PFIC, would be treated as ordinary income.  Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss.  A U.S. holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares in order for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

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

Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares, provided that the Non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption from the information reporting or back-up withholding requirements.

Certain individuals who are U.S. Holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds.  U.S. Holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS and NOK. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2013, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $1.9 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $1.9 million in our net assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings.  As of December 31, 2013, we had outstanding forward contracts in the amount of $43.8 million for a period of up to twelve months.  During the year ended December 31, 2013 we recognized a loss of $1.0 million as a result of derivative instruments.

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

Use of Proceeds

As of December 31, 2013, approximately 92% of the net offering proceeds remaining from our initial public offering and from our follow-on offerings were invested in short-term investments.  The 8% balance of the net offering proceeds was invested in long-term investments.  During fiscal year 2013, we used the proceeds for capital expenditures and general corporate purposes.

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

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(d)          Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2012		2013
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$683,000	74	$719,500	76
Tax Fees (2)	109,000	12	72,000	8
Other Services(3)	130,000	14	161,000	16
Total	$922,000	100	$952,500	100

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The chart below provides information on purchases of our ordinary shares by affiliates during the year ended December 31, 2013:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased		Average Price Paid per Share	Acquirer of Equity Securities
January 2013	240,000	1	$4.74	Zohar Zisapel, our chairman and a principal shareholder
November 2013	1,764,000	2	$2.40	Lomsha Ltd., a company controlled by Zohar Zisapel, our chairman and a principal shareholder
November 2013	833,000	2	$2.40	Yehuda Zisapel, a principal shareholder

1.	Ordinary Shares issued in connection with the exercise of options.
2.	Ordinary Shares purchased in a follow on public equity offering of the Company’s Ordinary Shares that took place on November 21, 2013.

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

The Nasdaq Rules require shareholder approval of share option plans and other equity based compensation arrangements available to officers, directors or employees. We have decided to follow home country practice in lieu of obtaining shareholder approval for our share option plans. We seek shareholder approval for the adoption or amendment of share option plans only as required by our share option plans and Articles of Association and under Israeli law. Subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of share options to our chief executive officer, directors and controlling shareholders or share option plans that require shareholder approval for other reasons.

Further, the Nasdaq Rules require to adopt and file a compensation committee charter. We have decided to follow home country practice in lieu of adopting and filing such charter. Our compensation committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

Not applicable.

ITEM 18.             FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-51 hereof.

Index to Consolidated Financial Statements	PAGE
Reports of Independent Registered Public Accounting Firm	F-2 – F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income (Loss)	F-7
Consolidated Statements of Comprehensive Income (Loss)	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-11
Notes to Consolidated Financial Statements	F-12 – F-56

ITEM 19.             EXHIBITS

1.1      Memorandum of Association, as amended October 25, 2007 (English translation)*
1.2      Articles of Association, as amended December 19, 2012±
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
4.2	Share Purchase Agreement, dated as of January 19, 2011, by and among the Company and Ceragon (UK) Ltd., and Eltek ASA, Networks Holdings AS and Nera Networks AS***
4.3	Escrow Agreement dated as of January 19, 2011 by and among Ceragon (UK) Ltd., Networks Holdings AS and Advokatfirmaet Schjødt DA***
4.4
Credit Facility, dated as of March 14, 2013  (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd.  (English summary of the material terms) ±

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) ±±
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms)
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013,  2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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
± Previously filed as exhibits 1.2 and 4.4 to the Company’s Annual Report on Form 20-F for the year 2012 and incorporated herein by reference.
±± Previously furnished as exhibit 99.3 in a Report on Form 6-K which exhibit was incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-183316), and incorporated herein by reference

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By: /s/ Ira Palti
Name:	Ira Palti
Title:	President and Chief Executive Officer

Date: April 30 ,2014

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

- - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April xx, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated April xx, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
, 2014	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$47,099	$42,407
Short-term bank deposits		422	446
Marketable securities	3	-	5,499
Trade receivables (net of allowance for doubtful accounts of $ 5,435 and $ 6,519 at December 31, 2012 and 2013, respectively)		149,120	131,166
Other accounts receivable and prepaid expenses	4	38,743	34,205
Deferred tax assets, net		8,589	7,198
Inventories	5	65,554	64,239

Total current assets		309,527	285,160

NON-CURRENT ASSETS:
Marketable securities	3	4,068	3,985
Deferred tax assets, net		9,140	6,542
Severance pay and pension fund		7,163	7,065
Other non-current assets		4,964	5,826

PROPERTY AND EQUIPMENT, NET	6	33,642	35,245

INTANGIBLE ASSETS, NET	7	9,809	7,213
GOODWILL	8	15,283	14,935

Total long-term assets		84,069	80,811

Total assets		$393,596	$365,971

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2012	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	10	$8,232	$8,232
Short-term loans	10	17,000	38,690
Trade payables		102,079	77,979
Deferred revenues		16,719	7,968
Other accounts payable and accrued expenses	9	36,090	45,526

Total current liabilities		180,120	178,395

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	10	18,536	10,304
Accrued severance pay and pensions	12	12,311	13,635
Other long-term liabilities	13e,15j	38,920	28,559

Total long-term liabilities		69,767	52,498

COMMITMENTS AND CONTINGENT LIABILITIES	13

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2012 and 2013; Issued: 40,046,691 and 55,938,691 shares at December 31, 2012 and 2013, respectively; Outstanding: 36,565,168 and 52,457,168 shares at December 31, 2012 and 2013, respectively		98	141
Additional paid-in capital		318,106	357,989
Treasury shares at cost – 3,481,523 Ordinary shares as of December 31, 2012 and 2013.		(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes		(490)	(1,569)
Accumulated deficit		(153,914)	(201,392)

Total shareholders' equity		143,709	135,078

Total liabilities and shareholders' equity		$393,596	$365,971

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2011	2012	2013

Revenues	16b	$445,269	$446,651	$361,772
Cost of revenues		323,191	308,354	249,543

Gross profit		122,078	138,297	112,229

Operating expenses:
Research and development, net	2n	50,456	47,487	42,962
Selling and marketing		81,716	77,326	67,743
General and administrative		26,524	27,519	26,757
Restructuring costs	2x	7,834	4,608	9,345
Acquisition related costs	1b	4,919	-	-
Other income	13e	-	-	(7,657)

Total operating expenses		171,449	156,940	139,150

Operating loss		49,371	18,643	26,921
Financial expenses, net	17	2,024	3,547	14,018

Loss before taxes on income		51,395	22,190	40,939

Taxes on income	15e	2,259	1,201	6,539

Net loss		$53,654	$23,391	$47,478

Net loss per share:

Basic and diluted net loss per share		$1.49	$0.64	$1.23

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		35,975,434	36,457,989	38,519,606

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Twelve months ended December
	2011	2012	2013

Net loss	$53,654	$23,391	$47,478
Other comprehensive loss:

Change in foreign currency translation adjustment	244	803	1,311

Available-for-sale investments:
Change in net unrealized (gains) losses	(234)	(13)	(223)
Reclassification adjustment for net gains included in net income	-	57	97
Net change	(234)	44	(126)

Cash flow hedges:
Change in net unrealized (gains) losses	759	(772)	(1,295)
Reclassification adjustment for net gains (losses) included in net income	(267)	72	1,189
Net change (net of tax effect of $185, $261, and $17)	492	(700)	(106)

Other comprehensive loss, net	502	147	1,079

Total of comprehensive loss	$54,156	$23,538	$48,557

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2011	35,267,875	$95	$300,875	$(20,091)	$159	$(76,869)	$204,169

Exercise of options	1,057,122	2	4,472	-	-	-	4,474
Share-based compensation expense	-	-	6,564	-	-	-	6,564
Other comprehensive loss, net					(502)		(502)
Net loss	-	-	-	-	-	(53,654)	(53,654)

Balance as of December 31, 2011	36,324,997	97	311,911	(20,091)	(343)	(130,523)	161,051

Exercise of options	240,171	1	735	-	-	-	736
Share-based compensation expense	-	-	5,460	-	-	-	5,460
Other comprehensive loss, net					(147)		(147)
Net loss	-	-	-	-	-	(23,391)	(23,391)

Balance as of December 31, 2012	36,565,168	98	318,106	(20,091)	(490)	(153,914)	143,709

Exercise of options and RSU’s	292,000	-	1,145	-	-	-	1,145
Issuance of shares, net of $361 issuance expenses	15,600,000	43	34,916	-	-	-	34,959
Share-based compensation expense	-	-	3,822	-	-	-	3,822
Other comprehensive loss, net	-	-	-	-	(1,079)	-	(1,079)
Net loss	-	-	-	-	-	(47,478)	(47,478)

Balance as of December 31, 2013	52,457,168	141	357,989	(20,091)	(1,569)	(201,392)	135,078

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net loss	$(53,654)	$(23,391)	$(47,478)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	14,393	15,030	15,645
Share-based compensation expense	6,564	5,460	3,822
Impairment of long-lived assets related to restructuring plan	-	-	2,559
Impairment of marketable securities			2,108
Accrued severance pay and pensions, net	(1,125)	(488)	1,422
Decrease (increase) in accrued interest and exchange rate on bank deposits	(271)	84	-
Accrued interest and amortization of premium on marketable securities	647	(323)	(40)
Decrease (increase) in trade receivables, net	(3,342)	(9,459)	15,505
Decrease (increase) in other accounts receivable and prepaid expenses	6,782	(2,294)	2,767
Decrease in inventories, net of write-offs	40,643	27,210	401
Increase (decrease) in trade payables	(3,753)	24,986	(24,067)
Decrease in deferred revenues	(11,925)	(21,589)	(8,751)
Decrease (increase) in deferred tax asset, net	(1,237)	(743)	3,572
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(13,847)	(7,274)	3,023

Net cash provided by (used in) operating activities	(20,125)	7,209	(29,512)

Cash flows from investing activities:
Purchase of property and equipment	(14,447)	(14,530)	(16,423)
Payment of business acquired, net of cash (Schedule A)	(42,405)	-	-
Investment in short and long-term bank deposits	(7,304)	(1,266)	(679)
Proceeds from maturities of short and long-term bank deposits	25,664	7,920	635
Investment in marketable securities	-	(64)	(7,867)
Proceeds from maturities of marketable securities	4,258	-	-
Proceeds from sale of marketable securities	6,201	9,781	513

Net cash provided by (used in) investing activities	(28,033)	1,841	(23,821)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2012	2013
Cash flows from financing activities:
Proceeds from financial institutions	35,000	27,000	23,690
Repayment of bank loan	-	(18,232)	(10,234)
Proceeds from issuance of shares, net	-	-	34,959
Proceeds from exercise of options	4,474	736	1,145

Net cash provided by financing activities	39,474	9,504	49,560

Effect of exchange rate changes on cash	(50)	(446)	(919)

Increase (decrease) in cash and cash equivalents	(8,734)	18,108	(4,692)

Cash and cash equivalents at the beginning of the year	37,725	28,991	47,099

Cash and cash equivalents at the end of the year	$28,991	$47,099	$42,407

Supplemental disclosures of non cash financing and investing activities:

Purchase of property and equipment	$617	$140	$946

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$3,849	$2,326	$1,778

Cash paid during the year for interest	$1,029	$2,113	$2,597

Schedule A:

Acquisitions of subsidiaries and business operations (see Note 1b).

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$44,551
Property, plant and equipment	9,500
Other long-term assets	8,581
Goodwill and other intangible assets	31,358
Deferred income taxes, net	3,550
Long-term liabilities	(55,135)

$42,405

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a high-capacity wireless hauling specialist.  It provides wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications.  Its wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.  The Company also provides fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base stations and remote radio heads.

The Company's solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. The Company's systems also serve evolving network architectures including all-IP long haul networks.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has forty one wholly-owned subsidiaries worldwide. The subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see Note 16.

b.	Acquisitions:

On January 19, 2011 ("acquisition date"), the Company completed the purchase of all the share capital of Nera Networks AS (now called Ceragon Networks AS) and its subsidiaries (the "Nera") from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011 (the "SPA"). At the time of the acquisition, Nera was a privately-owned Norwegian company, headquartered in Bergen, Norway, a leading manufacturer of microwave radio systems and a leading expert in long distance microwave links. The acquisition of Nera expanded the Company's position as part of its overall strategy to become a premier microwave backhaul specialist at a crucial juncture for the industry. The consideration for all of the shares of Nera was $ 57,175, which was funded through a combination of cash on hand and $ 35,000 of bank debt (for more information see note 10). An amount of $ 10,000 out of the consideration was deposited in escrow for 18 months from the date of the sale of Nera's shares. January 19, 2011 was considered to be the acquisition date, as control was obtained, assets were received and liabilities assumed. Eltek ASA undertook not to compete with the Company for a period of five years. In April 2014 the Company signed a settlement agreement with Eltek ASA (for more information see note 20a.).

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

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Current assets *)	$172,334
Property, plant and equipment, net	9,500
Non-current assets	8,581
Deferred tax assets, net	3,550
Intangible assets	17,700
Goodwill **)	13,658

Total assets acquired	225,323

Current liabilities	(113,013)
Long-term liabilities	(55,135)

Total liabilities assumed	(168,148)

Net assets acquired	$57,175

*)	Current assets include step-up related to inventory and deferred revenue in total aggregate amount of $ 4,185 and $ 16,226, respectively.

**)	See also Note 8.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

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

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the year ended December 31, 2011 assuming that the acquisitions of Nera occurred on January 1, 2010. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods. The Pro forma revenues were $ 449,094 and the net loss was $ 44,796 for the year ended on December 31, 2011.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Acquisition costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition for the year ended December 31, 2011 amounted to $ 4,919, and was included in operating expenses, as acquisition related cost.

During the first quarter of 2012, the Company approved a plan to restructure certain operations of the Company to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded were based on restructuring plan that have been committed to by the Company management. The total estimated restructuring costs in 2011 associated with exiting activities of the Company were $ 7,834, consisting primarily from employee severance and recorded in operating expenses, as a restructuring cost. As of December 31, 2013, there was no remaining liability for the restructuring plan.

c.
During the fourth quarter of 2012, and in order to meet the profitability plan in 2013 the Company initiated a restructuring plan to improve its operating efficiency. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan. The total restructuring costs in 2012 associated with exiting activities of the Company were $ 4,608, recorded in operating expenses, as restructuring costs. As of December 31, 2013, the total liability balance for the restructuring plan was $ 206.

During the fourth quarter of 2013, the Company initiated a restructuring plan to reduce its operating cost and improve its efficiency, mainly by realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan and facilities related expenses for office closing and consolidations. The total restructuring costs in 2013 associated with exiting activities of the Company were $ 9,345, recorded in operating expenses, as restructuring costs. As of December 31, 2013, the total liability balance for the restructuring plan was $ 5,375.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.	Liquidity and Capital Resources

In March 2013, the Company entered into a syndicated credit agreement (the “Credit Facility”) with four financial institutions. Such agreement provides the Company with revolving credit facilities in the form of loans and bank guarantees, under which an aggregate sum of up to $ 73,500 of credit loans and up to $ 40,200 of bank guarantees shall be available. The Credit Facilities shall terminate, and all borrowings shall be repaid, upon March 14, 2016. Repayment may be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company. The financial covenants are mainly based on financial ratios that are related to the Company's total shareholders' equity, financial debt, trade receivables balance and working capital (For further information, see note 10). As of December 31, 2013 the Company utilized $ 57,226 out of $ 73,500 of available credit lines from several banks.

During the year ended December 31, 2013, the Company incurred operating losses and negative cash flows from operating activities amounting to $26,921 and $29,512 respectively. As of December 31, 2013, the Company had $52,337 in cash and cash equivalents, short term bank deposits and short and long-term marketable securities, out of which $6,397 is located in Venezuela. This country is regulated for foreign currency exchange which impairs the availability of that cash outside of the country.

During the fourth quarter of 2013, the Company announced that it will realign its operations, reduce head count and undertake other cost reduction measures in order to improve profitability. Furthermore, the Company has amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates to better reflect new operational results of the Company.

Subsequent to the balance sheet date, the Company has further amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates and fees. The new amendment shall be applied until October 1, 2014, except for certain financial covenants which shall be applied until March 31, 2015. Subsequently, the original covenants will be restored. According to the new amendment, the available loan facilities shall be reduced by $ 5,000 on January 1, 2015 and by additional $ 5,000 on April 1, 2015. Additionally, in case where the Company will not comply with a certain covenant in the third quarter of 2014, the available loan facilities will be reduced by $ 5,000 starting October 1, 2014 instead of April, 2015. As of the date of the financial statements the Company meets the covenants in the Credit Facility, and expects to continue to meet them based on the agreed amendments.

In November 2013, the Company completed a public offering of its shares on NASDAQ. Total net proceeds from the issuance amounted to approximately $34,959 (see also note 14b.). We believe that current cash and cash equivalent balances, short-term bank deposits and short-term marketable securities will be sufficient for our requirements through at least the next 12 months.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in EURO, Norwegian Kroner ("NOK") and U.S. dollars and bear interest at an average rate of 2.29% and 0.3% as of December 31, 2012 and 2013, respectively. The short-term bank deposits are presented at their cost, including accrued interest.

As of December 31, 2013, the short-term bank deposits in the amount of up to $ 424 are restricted for a period of up to 6 months against bank guarantees provided to customers (see also Note 13b.)

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

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. The Company accounts for investments in marketable securities in accordance with, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities. Under the amended impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. During 2011 and 2012 no other-than-temporary impairments were recorded. During 2013 the Company recorded other-than-temporary impairment in the amount of $2,108. For more information, see note 3.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, if required the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 - 33
Enterprise Resource Planning systems ("ERP")	10
Office furniture and equipment	Mainly 15
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

In 2012, the company began an implementation of new Enterprise Resource Planning systems ("ERP"). The company capitalizes costs incurred related to the system according to of FASB ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of December 31, 2013 the Company capitalized a total of $ 8,224. Amortization in 2013 was $ 394, and started on July 1, 2013 when the ERP was ready for intended use.

j.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2011and 2012, no impairment losses have been recognized. During 2013 the Company recognized impairment in the amount of $ 2,559.

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 15f.

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

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 2 to 7 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.  If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of December 31, 2012 and 2013, no impairment losses have been recognized.

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

Pursuant to the guidance of ASU 605-25, when a sales arrangement contains multiple elements, such as equipment and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables based on the aforementioned selling price hierarchy.

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

When applicable, the Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions are immaterial as of December 31, 2012 and 2013, respectively.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

n.	Research and development expenses, net:

Research and development expenses, net are charged to the statement of Operations as incurred. Grants received from the Government of Israel through the Office of the Chief Scientist are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs. In 2013 the Company received a new approval for a grant in the amount of $660. The grant requires the Company to comply with the requirements of the Israeli Research and Development Law.

o.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for an average period of 24 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company recorded income from decrease of warranty provision for the years ended December 31, 2011, 2012 and 2013 in the amount of $ 666, $ 1,753 and $ 1,816, respectively. As of December 31, 2012 and 2013, the warranty provision was $ 4,801 and $ 2,984, respectively.

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

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the financial statements at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" at level 2 (see also Note 2W). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The non-effective portion of the derivative's change in fair value is recognized in earnings.

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

The Company's marketable securities consist of securities issued by debentures of Argentinean and Venezuelan government. As of December 31, 2013, all of the Company’s marketable securities portfolio was invested in debt securities of governmental institutions. From geographic prospective, 42% of the Company’s marketable securities portfolio was invested in debt securities of Venezuelan issuers and 58% was invested in debt securities of Argentinian issuers. Subsequent to the Balance sheet date, the Company sold its debt securities in Argentina.  The Company's investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

Allowance for doubtful accounts amounted to $ 5,435 and $ 6,519 as of December 31, 2012 and 2013, respectively.

Total expenses for doubtful debt during 2011, 2012 and 2013 amounted to $ 212, $ 1,727 and $ 1,255, respectively. Total write offs were immaterial in 2011, 2012 and 2013.

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

As of December 31, 2012 and 2013, the Company sold trade receivables to several different financial institutions in a total amount of $ 15,126 and $ 19,730, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

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

Severance expense for the years ended December 31, 2011, 2012 and 2013, amounted to approximately $ 1,637, $ 1,489 and $ 2,588, respectively.

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

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2011, 2012 and 2013:

	December 31,
	2011	2012	2013

Dividend yield	0%	0%	0%
Volatility	37%-60%	40%-64%	41%-56%
Risk free interest	0.1%-3.48%	0.1%-2.30%	0.1%-2.80%
Early exercise multiple	1.85-2.60	1.55-1.85	1.60-1.90

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of AOCI, net of tax, were as follows:

	Unrealized Gains (Losses) on Available-for-Sale Investments	Unrealized Gains on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance as of December 31, 2012	$349	$208	$(1,047)	$(490)

Other comprehensive income (loss) before reclassifications	223	1,295	(1,311)	207
Amounts reclassified from AOCI	(97)	(1,189)	-	(1,286)
Other comprehensive income (loss)	126	106	(1,311)	(1,079)

Balance as of December 31, 2013	$475	$314	$(2,358)	$(1,569)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2013 were as follows

AOCI Components	Location	Gains (Losses) Reclassified from AOCI to the Consolidated Statement of Income
Unrealized gains on Available-for-Sale Investments	Financial expenses	$97
Unrealized gains on Cash Flow Hedges	Operating expenses	$1,189

Total amount reclassified, net of tax		$1,286

z.	Treasury shares:

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

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC topic 260, "Earnings Per Share" ("ASC 260").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 5,154,612, 5,743,458 and 5,996,622 for the years ended December 31, 2011, 2012 and 2013, respectively.

ab.	Impact of recently issued Accounting Standards:

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force) ("ASU 2013-11") to provide explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company intends to adopt this standard prospectively in the first quarter of 2014 and the adoption will not result in a change to the tax provision. The Company does not expect a significant impact to its presentation of long-term taxes payable or its deferred tax assets.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of marketable securities at December 31, 2012 and 2013:

	2012			2013
	Amortized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	value	cost	gains	value

Corporate debentures	$204	$99	$303	$-	$-	$-
Government bonds	3,515	250	3,765	9,009	475	9,484

	$3,719	$349	$4,068	$9,009	$475	$9,484

Aggregate maturities of marketable securities for years subsequent to December 31, 2013 are:

	Amortized cost	Gross unrealized gain	Fair market value

1-3 years	$7,345	$475	$7,820
3-5 years	1,664	-	1,664
	$9,009	$475	$9,484

During 2013, the Company recorded net proceeds from sales of these securities in amount of $ 513 and income from sale of marketable securities in an amount of $ 6.

During 2013 the Company recorded other-than-temporary impairment in the amount of $ 2,108 related to premium depreciation of certain marketable securities in Argentina, as a result of a market value adjustment. The purchase of those marketable securities was part of the Company’s efforts to expatriate cash out of Argentina.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2013

Government authorities	$14,150	$11,238
Advances to suppliers	3,140	4,409
Prepaid expenses	16,636	10,950
Other	4,817	7,608

	$38,743	$34,205

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INVENTORIES

	December 31,
	2012	2013

Raw materials	$14,268	$12,328
Work in progress	2,633	360
Finished products	48,653	51,551

	$65,554	$64,239

Finished products include products shipped to customers for which revenues were not recognized as of December 31, 2013. Such products amounted to $ 19,266 and $ 20,851 at December 31, 2012 and 2013, respectively.

During the year ended December 31, 2011, 2012 and 2013, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 3,483, $ 904 and $ 396, respectively that have been included in cost of revenues.

Inventory write-off provision as of December 31, 2012 and 2013 amounted of $ 2,887 and $ 3,252, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013

Cost:
Computers, manufacturing, peripheral equipment	$90,724	$75,337
Office furniture and equipment	4,566	3.516
Leasehold improvements	2,388	1,435

	97,678	80,288
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	59,536	42,091
Office furniture and equipment	3,081	1,898
Leasehold improvements	1,419	1,054

	64,036	45,043

Depreciated cost	$33,642	$35,245

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were $ 10,231, $ 11,493 and $ 13,111, respectively.

During 2013 the Company wrote off property and equipment which was not in use anymore, and which was already mostly depreciated, in the total cost of $ 34,445.

The net depreciated amount of the property and equipment written off was $ 2,559, included in Restructuring costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       INTANGIBLE ASSETS, NET

a.	Intangible assets:

	December 31,
	2012	2013

Original amounts:

Technology	$8,600	$8,600
Trademarks	800	800
Customer relationships *)	8,107	8,045

	17,507	17,445

Accumulated amortization:

Technology	2,397	3,625
Trademarks	780	800
Customer relationships	4,521	5,807

	7,698	10,232

Intangible assets, net	$9,809	$7,213

*) Including functional currency translation adjustments related to Brazilian subsidiary.

b.	Amortization expense for the years ended December 31, 2012 and 2013 amounted to $ 3,537 and $ 2,534, respectively.

c.	The estimated future amortization expense of purchased intangible assets as of December 31, 2013 is as follows:

December 31,

2014	$2,120
2015	1,852
2016	1,665
2017	1,534
2018 and thereafter	42

$7,213

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

	Year ended December 31,
	2012	2013

January 1,	$14,593	$15,283
Functional currency translation adjustments and other adjustments (1) (2) (3)	690	(348)

December 31,	$15,283	$14,935

(1)	The allocation period of Nera's acquisition ended in July 2012.

(2)	Adjustment of goodwill related to acquisition of Nera.

(3)
Foreign currency translation differences resulting from goodwill allocated to subsidiaries, whose functional currency has been determined to be other than the U.S. dollar and adjustment related to provisions.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2013

Employees and payroll accruals	$13,199	$13,085
Provision for warranty costs	4,801	2,985
Government authorities	5,507	4,609
Accrued expenses	9,676	20,312
Other accounts payables	2,907	4,535

	$36,090	$45,526

NOTE 10:-	LOAN AND CREDIT LINES

In 2011 the Company entered into a loan agreement with Bank Hapoalim Ltd. (the "Loan Agreement") for a loan in the principal amount of $ 35,000 (the “Loan”).

The Loan Agreement provides that the principal amount of $ 35,000 bear effective interest at a rate of Libor + 3.15%, which Libor is updated every three months. As of December 31, 2013 the accrued interest is $ 68 and is recorded as part of the accrued expenses. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants, as further described below.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LOAN AND CREDIT LINES (Cont.)

In March 2013, the Company was provided with a Credit Facility by four financial institutions. Such agreement provides the Company with revolving credit facilities, under which a sum of up to $ 40,200 in the form of bank guarantees and $ 73,500 in the form of loans shall be available. The new agreement replaced all of the Company’s previously existing credit facilities, including the loan agreement (with respect to the Loan provides the same interest and repayment installments set forth in the Loan Agreement). Each portion of the Credit Facility will be operated by its furnishing financial institution.

Borrowings and repayments shall be made directly with the relevant financial institution. Any amounts repaid during the term of the Credit Facility may be re-borrowed up to the amount available under the loan segment of the Credit Facility. In the framework of the Credit Facility, the Company undertook certain financial and other covenants. The Credit Facility shall terminate, and all borrowings shall be repaid, upon March 14, 2016. Repayment may be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company. As of December 31, 2013, the Company is in compliance with the financial covenants.

As of December 31, 2013 the Company utilized $ 57,226 out of $ 73,500 of available credit lines from several banks. The credit lines carry interest rates of LIBOR+3.21% to LABOR+3.4%.

During the fourth quarter of 2013, the Company announced that it will realign its operations, reduce head count and undertake other cost reduction measures in order to improve profitability. As a result, the Company has amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates to better reflect new operational results of the Company following the cost reduction plan. The amendment shall be applied until October 1, 2014.  Subsequently, the original covenants will be restored. In April 2014, the Company has further amended its credit facilities - see note 20b for additional information.

The maturities of the principal amount for periods after December 31, 2013 are as follows:

2014 - current maturities	8,232
2015	8,232
2016	2,072

$18,536

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS

As of December 31, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 125,898 and NOK 49,065 in consideration for $ 43,790 maturing in a period of up to one year. As of December 31, 2012 and 2013, the company recorded accumulated unrealized gain (loss) in other comprehensive income, net of taxes, in the amount of $ 208 and $ 314, respectively, from its forward contracts with respect to anticipated payroll payment expected in 2013.

Fair value hedging program - The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to one month. The purpose of the Company's foreign currency hedging activities is to protect the fair value of the monetary assets from foreign exchange rates fluctuations.

	Gain recognized in other
	comprehensive		Gain (loss) recognized
	Income, net		in statements of income, net
	December 31,	Statement of	Year ended December 31,
	2013	income item	2011	2012	2013

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$314	Operating expenses	$(267)	$72	$1,189

Derivatives not designated as hedging instruments:

Foreign exchange forward contracts		Financial expenses	(287)	1,424	(2,150)

Total	$314		$(554)	$1,496	$(961)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has both defined benefit scheme (overfunded and underfunded) and defined contribution schemes.

Defined contribution - overfunded - Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2013 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme - overfunded - Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2013 the pension scheme has 142 members out of which 136 are retired. The fair value of plan assets exceeds the defined benefit obligation.

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

AFP-scheme - in force from 1 January 2011, the AFP-scheme is a defined benefit multi-enterprise scheme, but is recognized in the accounts as a defined contribution scheme until reliable and sufficient information is available for the group to recognize its proportional share of pension cost, pension liability and pension funds in the scheme. Ceragon Networks AS's liabilities are therefore not recognized as liability in the balance sheet.

The difference between the liability (the Projected Benefit Obligation or PBO as defined in ASC No. 715 "Compensation - Retirement Benefits" ("ASC 715") and the market value of the plan assets is accounted for on the financial statements of the Company.

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers and asset values at December 31, 2013. These plans together represent 100% of the PBO of the entire group. The value for the other liabilities has been projected from the results of the valuation on the date of Acquisition and updated for changes in discount rate.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The following tables provide a reconciliation of the changes in the plans' benefits obligation and fair value of assets for the year ended December 31, 2013, and the statement of funds status as of December 31, 2013:

	December 31,
	2012	2013

Accumulated benefit obligation	$9,643	$11,204

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$9,992	$9,709
Liability assumed at the acquisition date of Nera
Service cost	63	36
Interest cost	349	349
Plan settlements	-	1,167
Expenses paid	(992)	(873)
Exchange rates differences	565	(1,003)
Actuarial loss (gain)	(268)	1,819

Projected benefit obligation at end of year	$9,709	$11,204

Change in plan assets
Fair value of plan assets at beginning of year	$7,122	$7,396
Acquisition of Nera
Actual return on plan assets	294	245
Employer contributions to plan	95	105
Expenses paid	(524)	(636)
Exchange rates differences	525	(619)
Actuarial gain (loss)	(116)	633

Fair value of plan assets at end of year	$7,396	$7,124

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2013 is as follows:

	December 31, 2012	December 31, 2013
Weighted-average assumptions
Discount rate	4.20%	4.10%
Expected return on plan assets	3.60%	4.40%
Rate of compensation increase	3.25%	3.75%

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used.  The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is determined considering the yield of government bonds.  For purposes of calculating the 2013 net periodic benefit cost and the benefit obligation, the Company used a discount rate of 4.1%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2012 and 2013:

	December 31, 2012	December 31, 2013
Components of net periodic benefit cost
Service cost	$63	$36
Interest cost	349	349
Expected return on plan assets	(294)	(245)
Exchange rates differences	5	60
Settlement loss recognized	-	1,167

Net periodic benefit cost	$123	$1,367

Benefit payments are expected to be paid as follows:

	December 31, 2012	December 31, 2013

2014	$763	$512
2015	261	617
2016	229	555
2017	199	384
2018 and thereafter	1,050	1,078

	$2,502	$3,146

The plan asset allocations at December 31, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013

Bonds	56%	56%
Real estate	14%	14%
Cash	20%	20%
Shares	10%	10%

	100%	100%

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of income (loss).

For the years ended December 31, 2012 and 2013, an actuarial gain (loss) of $158 and $(1,291), respectively, was recognized in statements of income (loss).

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2013, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2014	$4,654	$1,118	$5,772
2015	3,130	899	4,029
2016	2,754	609	3,363
2017	2,617	58	2,675
2018 and thereafter	631	-	631

	$13,786	$2,684	$16,470

Expenses for lease of facilities for the years ended December 31, 2011, 2012 and 2013 were approximately $ 10,334, $ 8,473 and $ 8,182, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2011, 2012 and 2013 were approximately $ 1,514, $ 1,404 and $ 1,568, respectively.

b.
In 2013 the Company received new approval for a grant from the Government of Israel through the Office of the Chief Scientist, for the financing of certain research and development expenditures in Israel (the “New Grant”) in the amount of approximately $ 660, which has already been received.  The New Grant requires the Company to comply with the requirements of the Research and Development Law in the same manner applicable to previous grants.  In a case involving the transfer outside of Israel of technology or know how developed with the New Grants, the Company may be required to pay any royalties related to past sales of products based on the technology or know how developed with the New Grants.

c.	Charges and guarantees:

As of December 31, 2013, the Company provided bank guarantees in an aggregate amount of $ 36,706 with respect to tender offer guarantees and performance guarantees to its customers.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Litigations:

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

e.	Indirect taxes:

The Company recorded a provision for indirect tax liabilities in Latin America, mainly related to VAT and Custom duties for the years ended December 31, 2012 and 2013, in the amount of approximately $26,500 and $16,467, respectively. In addition to the amount currently reserved, the Company may be subject to loss contingencies related to these matters estimated to be up to an additional $26,000. The Company believes, based on opinion from its tax advisors that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence During the year ended December 31, 2013, the Company included in its operating expenses an income as a result of expiration of certain pre-acquisition indirect tax exposures due to lapses of applicable statute of limitation, in the amount of $ 7,657, that is recorded as other income.

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

b.
In November 2013, the Company completed a public offering of its shares on NASDAQ. The Company issued 14,000,000 of its ordinary shares, nominal value NIS 0.01 per share at a price of $ 2.40 per share before issuance expenses. The Company also granted to the underwriters the option to purchase up to 1,600,000 additional ordinary shares within 30 days, which was fully exercised. Total net proceeds from the issuance amounted to approximately $ 34,959, net of issuance expenses in the amount of $ 361.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock options plans:

1.
Under the Company's 2003 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. As of December 31, 2013, the Company has 890,177 Ordinary shares available for future grant under the Plan. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2013
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,027,382	$8.52
Granted	880,501	$4.16
Exercised	(242,000)	$4.73
Forfeited or expired	(620,010)	$8.26

Outstanding at end of the year	6,045,873	$8.07	6.28	$18

Options exercisable at end of the year	4,199,947	$8.19	5.42	$18

Vested and expected to vest	5,815,249	$8.12	6.19	$18

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2013
	Number of RSUs	Weighted average exercise price

Outstanding at beginning of year	100,000		$0.00
Granted	1,192,746		$0.01
Exercised	(50,000)		$0.00
Forfeited or expired	-	$

Outstanding at end of the year	1,242,746		$0.01

Options exercisable at end of the year	-		$-

Vested and expected to vest	964,775		$0.00

The Company's options are generally granted at exercise prices which are equal to the average market value of the Ordinary shares in the period of 30 trading days prior to the grant date. The weighted average grant date fair value of the options granted during 2011, 2012 and 2013 were $ 5.63, $ 3.82 and $ 1.99, respectively. Grant date fair value of the RSUs granted during 2013 was $ 2.69.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options and RSUs exercised during the years ended December 31, 2012 and 2013 were $ 874 and $ 149, respectively. As of December 31, 2013, there was $ 2,538 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 2,713 under the Company's RSUs plan.

That cost is expected to be recognized over a weighted-average period of approximately one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2013	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	121,667		0.00	-	-	-
RSUs 0.01	1,121,079		0.01	-	-	-
2.34-3.90	446,167	7.88	3.56	147,167	6.97	3.19
3.97-5.98	2,110,534	4.65	5.05	1,666,784	3.58	5.13
6.12-7.96	90,064	6.44	6.80	55,405	5.14	6.74
8.16-9.98	1,821,355	7.35	9.01	1,133,796	6.84	9.05
10.19-14.3	1,577,753	6.77	12.36	1,196,795	6.79	12.33

	7,288,619			4,199,947

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2011, 2012 and 2013, was comprised as follows:

	Year ended December 31,
	2011	2012	2013

Cost of revenues	$255	$197	$181
Research and development	1,536	1,638	1,009
Selling and marketing	2,460	1,975	1,334
General and administrative	2,313	1,650	1,298

Total stock-based compensation expenses *)	$6,564	$5,460	$3,822

*)	Including $ 460, $ 473 and $ 674 compensation expenses related to RSUs for the year ended December 31, 2011, 2012 and 2013, respectively.

d.	Treasury shares:

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

Taxable income of Israeli company is subject to tax at the rate of 25% in 2013 and 26.5% in 2014 and onwards.

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

Amendments to the Law:

Effective January 1, 2011, the “Knesset” (Israeli Parliament) enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

e.	The income tax expense (benefit) for the years ended December 31, 2011, 2012 and 2013 consisted of the following:

	Year ended December 31,
	2011	2012	2013

Current	$3,065	$1,944	$2,967
Deferred	(806)	(743)	3,572

	$2,259	$1,201	$6,539

Domestic (Israel)	$2,313	$5,470	$1,150
Foreign	(54)	(4,269)	5,389

	$2,259	$1,201	$6,539

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2013
Deferred tax assets:

Net operating loss carry forward	$50,276	$60,675
Research and Development	12,266	11,938
Other temporary differences mainly relating to reserve and allowances	28,821	23,419

Deferred tax asset before valuation allowance	91,363	96,032
Valuation allowance	(72,588)	(81,665)

Deferred tax asset	18,775	14,367

Deferred tax liabilities:

Acquired intangibles	(1,046)	(627)

Deferred tax asset, net	$17,729	$13,740

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 72,588 and $ 81,665 at December 31, 2012 and 2013, respectively.

g.	Net operating loss carry forward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2013 in the amount of approximately $ 137,560 and $ 4,770, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

As of December 31, 2013, the Company's U.S. subsidiary had a U.S. federal net operating loss carry forward of approximately $ 2,662 that can be carried forward and offset against taxable income and that expires during the years 2017 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2013, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 42,790 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2013, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 8,178 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

h.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$(35,797)	$(46,207)	$(79,900)
Foreign	(15,598)	24,017	38,961

	$(51,395)	$(22,190)	$(40,939)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Income (Loss) is as follows:

	Year ended December 31,
	2011	2012	2013
Loss before taxes as reported in the consolidated statements of operations	$(51,395)	$(22,190)	$(40,939)

Statutory tax rate	24%	25%	25%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$(12,335)	$(5,548)	$(10,235)
Non-deductible expenses	3,061	193	9,459
Non-deductible expenses related to employee stock options	1,575	1,366	955
Changes in valuation allowance, net	8,984	5,415	4,223
Other	974	(225)	2,137

Actual tax expense	$2,259	$1,201	$6,539

j.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2012	2013

Uncertain tax positions, beginning of year	$9,741	$9,718
Decreases in tax positions for prior years	-	(1,204)
Increases (decreases) in tax positions for prior years	(23)	631

Uncertain tax positions, end of year	$9,718	$9,145

The Company has further accrued $ 51 and $ (83) due to interest and penalty related to uncertain tax positions as of December 31, 2012 and 2013, respectively.

As of December 31, 2013, the Company is subject to Israeli income tax audits for the tax years 2009 through 2012, to U.S. federal income tax audits for the tax years of 2009 through 2012 and to other income tax audits for the tax years of 2002 through 2012.

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

b.	The following tables present total revenues for the years ended December 31, 2011, 2012 and 2013 and long-lived assets as of December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013

Revenues from sales to unaffiliated customers:

North America	$46,442	$40,496	$35,584
Europe	101,324	97,133	62,914
Africa	57,701	58,212	73,735
Asia-Pacific and Middle East	90,461	70,704	40,731
India	44,608	54,358	26,646
Latin America	104,733	125,748	122,162

	$445,269	$446,651	$361,772

Property and equipment, net, by geographic areas:

Israel	$22,502	$27,837	$30,759

Others	7,963	5,805	4,486

	$30,465	$33,642	$35,245

c.	Major customer data as a percentage of total revenues:

In 2011, 2012 and 2013, the Company generated revenues from a single group of affiliated companies that accounted for approximately 13.4%, 11.6% and 15.4%, respectively, of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2011	2012	2013

Financial income:
Interest on marketable securities and bank deposits	$2,643	$644	$1,310
Foreign currency translation differences and derivatives	2,563	2,839	1,599

	5,206	3,483	2,909
Financial expenses:
Bank charges and interest on loans	(3,448)	(3,850)	(5,260)
Foreign currency translation differences (*)	(3,434)	(3,180)	(9,453)
Impairment and amortization of premium on marketable securities	(348)	-	(2,214)

	(7,230)	(7,030)	(16,927)

	$(2,024)	$(3,547)	$(14,018)

(*)	In 2013, includes $ 6,673 from Venezuela and Argentina.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- FAIR VALUE MEASUREMENT:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	4,068	-	-	4,068
Derivatives designated as hedging instrument (net of tax effect of $ 257)	-	276	-	276
Pension liability, net *)	-	-	(2,247)	(2,247)

Total assets (liabilities)	4,068	276	(2,247)	2,097

	Year ended December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	9,484	-	-	9,484
Derivatives designated as hedging instrument (net of tax effect of $ 114)	-	314	-	314
Pension liability, net *)	-	-	(4,076)	(4,076)

Total assets (liabilities)	9,484	314	(4,076)	5,722

*)	See also Note 12.

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,476, $ 1,476 and $ 1,197 in 2011, 2012 and 2013, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-    RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases for the majority of this facility expire in December 2017, with an option to terminate early after three years. . Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until January 2015. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 2,059 in 2011, $ 2,121 in 2012 and $ 2,412 in 2013.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products which are then resold to our customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 1,305, $ 4,310 and $ 4,770 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 275, $ 1,130 and $ 265 for the years ended December 31, 2011, 2012 and 2013, respectively.

Transactions with related parties:

	Year ended December 31,
	2011	2012	2013

Cost of revenues	$1,819	$4,974	$5,381

Research and development expenses	$1,010	$1,032	$1,011

Selling and marketing expenses	$1,308	$1,233	$1,189

General and administrative expenses	$704	$684	$798

Purchase of property and equipment	$275	$1,130	$265

Balances with related parties:

	December 31,
	2012	2013

Trade payables, other accounts payable and accrued expenses	$3, 024	$3, 176

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-     NONRECOGNIZED SUBSEQUENT EVENTS

a.
In April 2014, the Company signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquistion from Eltek in January 2011. Pursuant to the settlement agreement, the Company received $17,000 in cash.

b.
In April 2014, the Company has further amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates to better reflect new operational results of the Company. For more information, see note 1d.

c.
In February 2014, the Government of Venezuela announced a complementary currency system identified as "SICAD", in addition to those already in existence, which will be regulated by the Central Bank of Venezuela. The most recent transactions executed through SICAD auctions have been at an exchange rate of 49.1 bolivars per U.S. dollar. As of December 31, 2013, Ceragon Venezuela represented approximately 4% of the Company’s consolidated total assets and approximately 3% of the Company’s consolidated Revenues and approximately 2% of the Company’s consolidated Net loss. The Company still evaluates the effect of the change on its Financial Statements.