Form 20-F/A
period 2013-12-31
CERAGON NETWORKS LTD
filed 2014-06-10
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 0-30862

CERAGON NETWORKS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
(Address of principal executive offices)

Nisan Ben-Hamo Tel No. (+972) 3-543-1200 Fax No. (+972) 3-543-1600 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, Par Value NIS 0.01
Title of class

Nasdaq Global Select Market
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2013, there were 52,457,168 outstanding of the Registrant's ordinary shares, NIS 0.01 par value per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer (Do not check if a smaller reporting company) ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of Ceragon Networks Ltd. (the “Company”), as filed with the Securities and Exchange Commission on April 30, 2014, and is being filed to amend and restate “Item 7. Major Shareholders and Related Party Transactions” of Part I of Form 20-F. In the Form 20-F, the absolute number of shares held by Migdal Insurance & Financial Holdings Ltd (“Migdal”) was erroneously presented as 3,033,257, rather than 3,048,217. Additionally, the Form 20-F omitted the inclusion of shareholder Diker GP, LLC, who currently holds 2,664,811 ordinary shares, with a percentage of 5.12% of all outstanding ordinary shares.

This Amendment is also filed to amend the Report of Independent Registered Public Accounting Firm regarding the audit of the consolidated balance sheets of the Company and its subsidiaries (the “Audit Report”) and the Report of Independent Registered Public Accounting Firm regarding the Company’s internal control over financial reporting (the “Internal Control Report”), contained in Item 18 of the Form 20-F, to correct the following typographical errors in (i) the Audit Report: (1) in the third paragraph, the date is changed from “December 31, 2012” to “December 31, 2013”; (2) in the fourth paragraph, the date is changed from “April xx, 2014” to “April 30, 2014”; and (3) the date of the Audit Report is changed from “___, 2014” to “April 30, 2014”; and (ii) the Internal Control Report: (1) the first paragraph adds a reference to the 1992 framework; (2) the date in the second paragraph is changed from “April xx, 2014” to “April 30, 2014”; and (3) the date of the Internal Control Report is changed from “___, 2014” to “April 30, 2014”.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Item 7 and Item 18 of the Form 20-F in this Amendment. However, there have been no changes to the text of such items other than the changes stated in the immediately preceding paragraphs. Furthermore, there have been no changes to the XBRL data filed in Exhibit 101 of the Form 20-F.

Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the original Form 20-F.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	6,960,399	13.3%
Yehuda and Nava Zisapel (2)(3)	3,081,717	5.9%
Migdal Insurance & Financial Holdings Ltd (4)	3,048,217	5.8%
Diker GP, LLC (5)	2,664,811	5.12%

(1)	Based on 52,457,168 ordinary shares issued and outstanding as of March 31, 2014.

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

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 13, 2014 by Migdal Insurance & Financial Holdings Ltd (“Migdal”). Migdal is an Israeli public company with a principal office at 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel. Of the 3,048,217 ordinary shares beneficially owned by Migdal (i) 3,008,525 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,859,107 ordinary shares are held by profit participating life assurance accounts and 1,149,418 ordinary shares are held by provident funds and companies that manage provident funds, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 39,692 are beneficially held for Migdal’s Nostro account1.

1 Changes made to conform to Migdal's 13G.

(5)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 12, 2014 by Diker GP, LLC ("Diker GP"). Diker GP is a Delaware limited liability company and the sole general partner of the "Diker Funds", as defined in that Statement. Pursuant to investment advisory agreements, Diker Management, LLC ("Diker Management"), serves as the investment manager of the Diker Funds and may be deemed the beneficial owner of 3,081,365 ordinary shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and therefore may be beneficial owners of shares beneficially owned by Diker GP and Diker Management.

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

ITEM 18. FINANCIAL STATEMENTS

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 30, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated April 30, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2014	A Member of Ernst & Young Global

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

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: June 10, 2014	By:	/s/ Nisan Ben-Hamo
	Name: Title:	Nisan Ben-Hamo VP and General Counsel