Form 20-F
period 2014-12-31
CERAGON NETWORKS LTD
filed 2015-04-02
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
Nisan Ben-Hamo (+972) 3-543-1231 (tel.), (+972) 3-543-1600 (fax), 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
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

Yes ☐   No ☑

TABLE OF CONTENTS
Page

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	2
ITEM 4.	Information on the Company	23
ITEM 4A	Unresolved Staff Comments	41
ITEM 5.	Operating and Financial Review and Prospects	41
ITEM 6.	Directors, Senior Management and Employees	57
ITEM 7.	Major Shareholders and Related Party Transactions	76
ITEM 8.	Financial Information	78
ITEM 9.	The Offer and Listing	79
ITEM 10.	Additional Information	80
ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk	92
ITEM 12.	Description of Securities Other than Equity Securities	92
PART II
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	93
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	93
ITEM 15.	Controls and Procedures	93
ITEM 16.	[RESERVED]	94
ITEM 16A	Audit Committee Financial Expert	94
ITEM 16B	Code of Ethics	94
ITEM 16C	Principal Accountant Fees and Services	95
ITEM 16D	Exemptions from the Listing Standards for Audit Committees	95
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	95
ITEM 16F	Change in Registrant’s Certifying Accountant	96
ITEM 16G	Corporate Governance	96
ITEM 16H	Mine Safety Disclosure	96
  PART III
ITEM 17.	Financial Statements	96
ITEM 18.	Financial Statements	96
ITEM 19.	Exhibits	97

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2010 to 2014. The selected consolidated statement of operations data for the years 2012, 2013 and 2014, and the selected consolidated balance sheet data at December 31, 2013 and 2014, have been derived from our audited consolidated financial statements set forth in Item 18: “FINANCIAL STATEMENTS.” The selected consolidated statement of operations data for the years 2010 and 2011 and the selected consolidated balance sheet data at December 31, 2010, 2011 and 2012, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  You should read the consolidated financial data with the section of this annual report entitled Item 5: “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations	2010	2011	2012	2013	2014
Data:	(In thousands, except share and per share data)

Revenues	$249,852	$445,269	$446,651	$361,772	$371,112
Cost of revenues	160,470	323,191	308,354	249,543	286,670
Gross profit	89,382	122,078	138,297	112,229	84,442
Operating expenses:
Research and development	25,115	50,456	47,487	42,962	35,004
Selling and marketing	37,179	81,716	77,326	67,743	56,059
General and administrative.	12,328	26,524	27,519	26,757	23,657
Restructuring costs	--	7,834	4,608	9,345	6,816
Goodwill impairment	--	--	--	--	14,765
Other income (loss)	--	--	--	(7,657)	(19,827)
Acquisition related cost	775	4,919	--	--	--
Total operating expenses	75,397	171,449	156,940	139,150	116,474
Operating income (loss)	13,985	(49,371)	(18,643)	(26,921)	(32,032)
Financial income, (expense) net	1,255	(2,024)	(3,547)	(14,018)	(37,946)
Income (loss) before taxes	15,240	(51,395)	(22,190)	(40,939)	(69,978)
Tax benefit (taxes on income)	(1,178)	(2,259)	(1,201)	(6,539)	(6,501)
Net income (loss)	14,062	(53,654)	(23,391)	(47,478)	(76,479)
Basic net earnings (loss) per share	$0.40	$(1.49)	$(0.64)	$(1.23)	$(1.22)
Diluted net earnings (loss) per share	$0.38	$(1.49)	$(0.64)	$(1.23)	$(1.22)
Weighted average number of shares used in computing basic earnings (loss) per share	34,854,657	35,975,434	36,457,989	38,519,606	62,518,602
Weighted average number of shares used in computing diluted earnings (loss) per share	36,564,830	35,975,434	36,457,989	38,519,606	62,518,602

	At December 31,
	2010	2011	2012	2013	2014
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$81,533	$49,531	$51,589	$52,337	$42,371
Working capital	167,509	154,987	129,407	106,765	87,748
Total assets	287,182	411,158	393,596	365,971	341,873
Total long term liabilities	8,600	76,664	69,767	52,498	31,822
Shareholders’ equity	204,169	161,051	143,709	135,078	104,552

Risk Factors

The following risk factors, among others, could affect our business, results of operations or financial condition and cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information.  You should carefully consider the risks described below, in addition to the other information contained elsewhere in this annual report. The following risk factors are not the only risk factors that the Company faces. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operations could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occur. In that event, the market price for our ordinary shares could decline.

Risks Relating to Our Business

We have incurred substantial net losses and negative operating cash flows over the past three years and we cannot assure you that we will successfully achieve profitability and positive operating cash flows.

We incurred substantial net losses over the past three years. Our net losses were $23.4 million, $47.5 million and $76.5 million for the years ended December 31, 2012, 2013 and 2014, respectively. The Company has had and continues to experience, significant fluctuations in its working capital needs and has generated net operating cash flow of $7.2 million, $(29.5) million, and $(32.3) million for the years ended December 31, 2012, 2013, 2014, respectively. Our profitability has been negatively impacted by the decrease in sales revenues in years 2013 and 2014 compared to 2012, a significant decrease in our gross margin in 2014 and significant expenses, costs and charges associated with our organizational restructuring activities in 2012, 2013 and 2014.

We are focusing on our innovative IP-20 platform to increase our revenues while making efforts to increase our gross margins and efficiency and control costs in order to enhance our profitability. However, we cannot be certain that the introduction of the IP-20 platform and these actions or others that we may take in the future will result in growth in revenue, operating profitability or net income or improved operating cash flow in subsequent periods.

Fluctuating working capital needs may require additional or alternate cash resources. If we are unable to obtain such resources our ability to fund operations could be impaired.

We have experienced significant fluctuations in liquidity and in our working capital needs. Our working   capital needs are primarily impacted by the volume of our business and its profitability, our payment terms with our vendors and customers and the level of inventory we need to maintain in order to meet our contractual obligations.

We believe that our cash resources can support our business plan for at least the next 12 months; nevertheless changes and fluctuations in the above elements may require additional cash. Should our cash needs increase; we may need to raise additional funds through public or private debt or equity offerings. If we are not able to raise other capital or borrow additional funds, we may not be able to fund our working capital and operational needs which would have a material adverse effect on our business, financial condition, results of operations and cash flow.

However, our credit facility from our syndicate of banks provides for a gradual reduction of the maximum amount of loans from $63.5 million to $50 million by February 28, 2016. In addition, as our credit facility period ends at June 30, 2016, we will have to extend the credit facility agreement or replace it with another financing arrangement in order to support the operations beyond June 30, 2016. Our inability to extend this credit facility under terms applicable to our business plans or to find alternate sources for it may have material adverse effect on our business, financial condition, results of operations and cash flow.

We could be adversely affected by our failure to comply with the covenants in our credit agreement or by the failure of any bank to provide us with credit under committed credit facilities.

We have a committed credit facility available for our use from a syndicate of four banks. Our credit agreement contains financial and other covenants requiring that we maintain, among other things, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities which would have a material adverse effect on our financial condition and ability to operate. In addition, the payment may be accelerated and the credit facility may be cancelled upon an event in which a current or future shareholder acquires control (as defined under Israel Securities Law) of us. For more information, please refer to Item 5: “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources”.

In addition, the credit facility is provided by the syndication with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us in accordance with the terms of the credit loan agreement, which includes a framework for joint decision making powers by the banks. If one or more of the banks providing the committed credit facility were to default on its obligation to fund its commitment, the portion of the committed facility provided by such defaulting bank would not be available to us.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in countries in Latin America, Africa, India and Asia Pacific. For each of the years ended December 31, 2013 and 2014, sales in these regions accounted for approximately 73% of our revenues. As a result, the occurrence of any international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risk could have a material adverse effect on our business, financial condition and results of operations. For example, in 2011, following the regulatory investigation in the Indian telecommunications market, which culminated in the revocation by the Supreme Court of India in 2012 of a large number of licenses and radio frequency spectrum, sales by vendors, including us, to telecommunications operators in India significantly decreased in 2013 and in the first half of 2014. In addition, substantial import controls into Argentina are currently in effect under which we need to obtain tax and customs authorities’ approvals for import activities. To date we have been able to obtain all required approvals, but we cannot assure you that more stringent requirements will not be imposed in the future. Due to the continued Venezuelan government policy that limits our customers’ ability to pay for imported goods in foreign currency, our revenue from Venezuela has decreased significantly in 2014. In addition we have recorded in 2014 a charge of $20.5 million to reflect a re-measurement of assets in Venezuela, primarily accounts receivables, which were denominated or linked to the U.S. dollars. We have no assurance that current conditions will not further deteriorate or that similar conditions will not occur in other developing countries, which might adversely affect our sales in these countries and/or our ability to collect the proceeds from such sales in the future. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

•
unexpected changes in or enforcement of regulatory requirements, including security regulations relating to international terrorism and hacking concerns and regulations related to licensing and allocation processes;

•	unexpected changes in or imposition of tax or customs levies;
•	fluctuations in foreign currency exchange rates;
•	restrictions on currency and cash repatriation;
•	imposition of tariffs and other barriers and restrictions;
•	burden of complying with a variety of foreign laws including foreign import restrictions which may be applicable to our products;
•	difficulties in protecting intellectual property;
•	laws and business practices favoring local competitors;
•	demand for high-volume purchases with discounted prices;
•	collection delays and uncertainties;
•	civil unrest, war and acts of terrorism;
•	requirements to do business in local currency; and
•	requirements to do manufacture or purchase locally;

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

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition, which may differ from region to region, in the wireless equipment market could result in requirements to provide financing packages to our customers, reduced demand for our products, price reductions or reduced gross margins, any of which could seriously harm our business and results of operations. Our primary competitors include industry “generalists” such as Alcatel-Lucent, Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Solutions and Networks B.V. (NSN) and ZTE Corporation. In addition to these primary competitors, a number of smaller “specialists” microwave communications equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A., offer or are developing products that compete with our products. Some of our competitors are original equipment manufacturers through whom we market and sell our products, which means that our business success may depend on these competitors to some extent.

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

If we fail to effectively manage deliveries of our products, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations. Technical problems in our relatively new product line, may adversely affect our ramping up ability.

We outsource substantially all our manufacturing operations and purchase ancillary equipment to our products from contract and other independent manufacturers and other third parties.  If we fail to effectively manage and synchronize our deliveries from all these sources to the customer, if we underestimate our production requirements which could interrupt manufacturing or if one or more of the contract and other independent manufacturers or other third parties does not fully comply with their contractual obligations or experience delays, disruptions or component procurement problems, then our ability to deliver complete product orders to our customers or otherwise fulfill our contractual obligations to our customers could be delayed or impaired, could result in higher manufacturing costs, could damage to customer relationships or could result in our payment of penalties to our customers, which would adversely affect our business, financial results and customer relationships.

In addition, our current product line, the IP-20 is relatively new and from time to time we still face technical problems which delay our deliveries. Any such technical problems may adversely affect our ramping up ability and may cause us to incur additional manufacturing costs or decrease our revenues and may have a material adverse effect on our business.

We have in the past undertaken restructuring activities, most recently announced further restructuring activities in the fourth quarter of 2014, which may adversely impact our operations.  We may not realize all of the anticipated benefits of these activities.

We continue to evaluate our business to determine the potential need to realign our resources as we continue to transform our business to achieve desired cost savings in an increasingly competitive market. In prior years, we have undertaken a series of restructurings of our operations. We incurred restructuring charges of $4.6 million and $9.3 million, respectively, in 2012 and 2013. In 2014 we incurred charges of $6.8 million, and a $4.4 million in write-offs of discontinued product inventory primarily related to our most recently announced restructuring activity.  We estimate that additional restructuring costs related to 2014 restructuring announcement will be approximately $1 to 2 million during the first half of 2015.

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

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in telecom operators and other service provider’s investment cycles. The emergence of over-the-top services, which make use of the operators’ network to deliver rich content to users but are not sharing their revenue with the operators, are causing operators to lose a substantial portion of their voice/SMS revenues.  In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter into, and compete in, the market, which may also reduce our customers’ pricing to their end-users further causing them to lose revenues.  This is leading operators to spend more carefully on infrastructure upgrades and build-outs.  Operators today are revising their old models because adding capacity to meet demand could force them to quadruple their current capital expense investments over the coming years.  As a result, operators are looking for more cost-efficient solutions and network architecture that allow them to break the linearity of cost and capacity through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to invest further in their network systems may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results and financial condition.

Our operating results may vary significantly from quarter to quarter and from our expectations for any specific quarter.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter or from our expectations and guidance for any specific quarter. Most importantly, delays in completing product order delivery or completion of a sale or related services can cause our revenues, net income and operating cash flow to fluctuate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter.  We therefore rely in our quarterly and yearly guidance on orders that we expect to generate during these periods Furthermore, we may reduce prices in specific instances in response to competition or increase spending in order to pursue new market opportunities. Factors such as geographical mix, delivery terms and timeline, product mix, related services mix and other deal terms may differ significantly from our prediction and impact our costs and expenses and cash flow from operations.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. In addition, our revenues, profitability and cash flow are typically affected by our customers’ capital expense, cash flow and acceptance criteria considerations which are subject to fluctuation on a quarterly and yearly basis.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

Currently, we and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more tier 1 customers and continue to meet market demand in certain emerging markets and other less profitable countries, as a result, we may experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to design to cost and introduce new lower-cost products and product enhancements. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations.

Also, following the Nera Acquisition, as a percentage from our total sales, we have increased sales of our products and services in Latin America, a region typically characterized as having strong downward pricing pressures, in response to the rapid build-out of cellular networks in those geographies. For the years ended December 31, 2013 and 2014, 34% and 22% of our revenues were earned in Latin America, respectively. We expect that our revenues from sales of our products in Latin America will continue to constitute a significant portion of our business in the future. In addition, we anticipate continued demand for our sales in India, a country which is historically characterized as having strong downward pricing pressures. Challenging global economic conditions could also have adverse, wide-ranging effects on demand for our products and services and for the products of our customers. The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. Continued adverse economic conditions, which still exist in certain jurisdictions, including certain countries in Europe, could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position. Over the past several years, network operators have started to share parts of their network infrastructure through cooperation agreements rather than through legal consolidation, which may adversely affect demand for lower cost network equipment. Moreover, the level of demand by operators and other customers who buy our products and services can change quickly and can vary over short periods, including from month to month.

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

On December 15, 2014 we announced certain steps in order to accelerate our return to profitability. Some of these steps included managing the revenue mix more carefully, and seeking revised pricing, payment and other terms on new orders in certain situations. These steps may impact our market share and as a result may adversely affect our revenue and results of operation.

We face intense competition from other communications solutions that compete with our high-capacity point-to-point wireless products, which could reduce demand for our products and have a material adverse effect on our business and results of operations.

Our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies.  Moreover, as more and more data demands are imposed on existing network frameworks and because of consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive.

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

While a small portion of our manufacturing has been performed in our production facility in Slovakia, we outsource substantially all of our manufacturing processes to a limited number of contract manufacturers that are located in Israel, Malaysia, Singapore and the Philippines. We do not have long-term contracts with any of these contract manufacturers. From time to time, we have experienced and may in the future experience delays in shipments from these contract manufacturers. As part of our continued effort to reduce costs and the recent restructuring announcement on December 15, 2014, on March 18, 2015 we signed a contract with a certain contract manufacturer to outsource our production facility in Slovakia. The production transfer to the new manufacturer will take place during 2015, as a result we may experience more delays in shipment as well as quality issues than normal until ramp up and knowledge transfer is completed.

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

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies which are different from the U.S. dollar.  Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”

A substantial portion of our expenses are denominated in New Israeli Shekels, and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2014, the NIS continued to fluctuate in comparison to the U.S. dollar, with the NIS depreciating by 12% against the U.S. dollar for that year.  If the U.S. dollar weakens against the NIS in the future, there will be a negative impact on our results of operations.

In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non-U.S. dollar currencies, which could affect our reported results of operations. Also our cash balances in certain countries, especially in cases where conversion to U.S. dollars and repatriation of these cash reserves is restricted or impossible, may be devaluated significantly which could have a material adverse effect on our financial condition.  In addition, we have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have significant effect on our results.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure and may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. During 2014, we incurred losses in the amount of $9.9 million as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

Some of our competitors can benefit from currency fluctuations as their costs and expenses are primarily denominated in currencies other than the U.S. dollars. In case the U.S. dollar strengthens against these currencies they might offer their products and services for a lower price and take market share from us, which might adversely affect our business, result of operation and financial condition.

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

We engaged in supplying installation or turn-key projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these turnkey projects, including delays or failure in acceptance testing procedures and other items beyond our control, would have a material adverse effect on our results of operations.

We are engaged in supplying our products as total turn-key projects which include installation and other services for our customers. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more turn-key projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.  Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict.  The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation, availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. This could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

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

A single customerand customer grouprepresent a significant portion of our revenues, and if we were to lose this single customer or customer group or experience any material reduction in orders from this single customer or customer group, our revenues and operating results may be adversely affected.

In 2014 we had a single customer which placed large orders that resulted in revenues equaling 16.1% of our total revenues. In the years 2013 and 2012 we had revenues from a single group of affiliated companies that accounted for approximately 15.4% and 11.6%, respectively, of our total revenues. Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, these large customers are not obligated to purchase a fixed amount of products or services over any period of time from us and may terminate or reduce their purchases from us at any time without notice or penalty. We therefore have difficulty projecting future revenues from these customers. Based on recent discussions with these customers, we expect the volume of business in 2015 to be significantly lower than in 2014 and 2013.  In addition, the customer group purchase or acceptance procedures could vary, as they did in 2012, even significantly. This could have, and has had, an adverse effect on our reported revenues, profitability and cash flow. In addition, the loss of these customers or any material reduction in orders could adversely affect different aspects of our results of operations, including cash flow, and financial position.

We derive a substantial portion of our revenues from fixed-price projects, including our turn-key projects, under which we assume greater financial risk if we fail to accurately estimate the costs of the projects.

We are engaged in supplying turn-key projects, involving fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus equipment –only sales, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.  If we miscalculate the resources or time we need for these fixed-price projects, the costs of completing these projects may exceed our original estimates, which would negatively impact our financial condition and results of operations.

We have identified material weakness in our internal control over financial reporting in our legal entity in Brazil as of December 31, 2014. Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements, failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our common stock to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the chief executive officer (“CEO”) and the chief financial officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, using the criteria established in “Internal Control—Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely manner.

Based on the Company’s evaluation, our management, including the CEO and CFO, has identified a material weakness related to our legal entity in Brazil, which accounted for approximately 10% of our total revenue for the year ended December 31 2014, approximately 9% of our total assets as of December 31, 2014, finding that we did not maintain effective controls over our financial reporting and closing procedures as of December 31, 2014. This material weakness resulted from the fact that our accounting and supervisory personnel in Brazil did not have adequate accounting experience to enforce compliance with all the procedures that had been defined to ensure appropriate financial reporting. This deficiency could result in a material misstatement of the annual or interim consolidated financial statements that will not be prevented or detected on a timely basis.

Notwithstanding the identified material weakness, after taking alternate measures to check the appropriateness of financial reporting over the main risk items, our management believes the consolidated financial statements included in this Annual Report fairly represent in all material respects our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. GAAP.

With the oversight of CEO and CFO, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness. See also ITEM 15: “CONTROLS AND PROCEDURES.” If we do not successfully remediate this material weakness and conclude in future periods that our internal controls over financial reporting are effective, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, our operating results may be negatively impacted, and we may be subject to litigation and regulatory actions, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our common stock. Any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent intentional misconduct or fraud.

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

Our business activities in multiple countries may also expose us to withholding tax in those countries. Our inability to meet certain tax regulations related to withholding tax as well as different interpretations applied by the governing tax authorities to those regulations may expose us to additional tax payments and penalties which would have a material adverse impact on our results of operations and financial condition.

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

If we fail to accurately predict our manufacturing requirements or forecast customer demand and are required to purchase excess inventory from our contract manufacturers or other suppliers or otherwise compensate our contract manufacturers or other suppliers for purchasing excess inventory, we may incur additional costs of manufacturing and our gross margins and results of operations could be adversely affected. If we overestimate our requirements and actual sales differ materially from these estimates or if we decide to change our product line and/or our product support strategy, our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet. For example in 2014 we recorded a $4.4 million write-off of discontinued product inventory related to our restructuring initiatives. This result would require us to write off inventory, which could adversely affect our results of operations. Alternatively, if we underestimate our requirements and actual orders are significantly larger than our planned forecast, we may be required to accelerate production and purchase of supplies, which may result in additional costs of buying components at an unattractive rate, paying expediting fees and express shipment costs, over time and other manufacturing expenses and our gross margins and results of operations could be adversely affected.

Our sales cycles in connection with competitive bids or to prospective customers are lengthy.

It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids in tenders issued by our customers or prospective customers. These tender processes can continue for many months before a decision is made by the customer. In addition even after the initial decision is made we may be required for a lengthy and extensive testing and integration phase before a final decision to purchase is made.  As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations.

Our contract manufacturers obtain some of the components included in our products from a limited group of suppliers and, in some cases, single or sole source suppliers. The loss of or problems in any of these suppliers could cause us to experience production and shipment delays and a substantial loss of revenue.

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

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend, among other things, on our ability to develop and market new products or enhance our existing products in a timely manner to keep pace with developments in technology, and customer requirements.

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

We are continuously seeking to develop new products and enhance our existing products. In late 2013 we announced a significant new line of products (IP-20 Platform) which we continue to enhance with newer products and capabilities. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner, which would have a material adverse effect on our ability to grow our business.  Moreover, we cannot assure that our newly-announced products will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect fixing processes.

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

We conduct a part of our research and development activities through outside contractors. We depend on our contractors’ ability to achieve stated milestones and commercialize our products, and on their ability to cooperate and overcome design difficulties. This reliance is likely to increase as a result of the 2013 and 2014 restructurings, which principally affected our research and development organization in Norway and Israel. Our contractors may experience problems, including the inability to recruit professional personnel, which could delay our research and development process. These delays could:

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

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products. We may not be successful in obtaining regulatory approval for our products from these authorities and as we develop new products either our products or some of the regulations will need to change to take full advantage of the new product capabilities in some geographies. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless backhaul at frequencies used by our competitors’ products could increase the competition we face.

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

Risks Related to Our Common Shares

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on certain distributions and on the proceeds of share sales.

We do not believe that for 2014 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. corporations may generally be characterized as a PFIC for any taxable year, if after applying certain look through rules, either (1) 75% or more of such corporation’s gross income is passive income, or (2) at least 50% of the average value of all such corporation’s assets are held for the production of, or produce, passive income. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the 2014 year or prior tax years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2015 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this prospectus supplement entitled “U.S. Federal Income Tax Considerations” – “Tax Consequences if we are a Passive Foreign Investment Company.”

The price of our ordinary shares is subject to volatility. Such volatility may expose us to class actions against the Company and its senior executives.

The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future. In the two year period ended December 31, 2014, the price of our ordinary shares has ranged from a high of $5.15 per share to a low of $0.93 per share. On December 31, 2013 and 2014, the closing price of our ordinary shares was $2.97 per share and $1.01 per share, respectively. After December 31, 2014 the share price continued to decrease to a low point of $0.88 per share. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	announcement of corporate transactions or other events impacting our revenues;
•	announcements of technological innovations;
•	customer orders or new products or contracts;
•	competitors’ positions in the market;
•	Changes in the Company’s estimations regarding looking forward statements and/or announcement of actual results that vary significantly from such estimation;
•	changes in financial estimates by securities analysts;
•	our earnings releases and the earnings releases of our competitors;
•	other announcements, whether by the Company or others, referring to the Company’s financial condition results of operations and changes in strategy;
•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof); and
•	the general state of the credit markets, the current volatility of which could have an adverse effect on our investments.

In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares following periods of volatility.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The Company believes it has strong defense against these allegations and that the District Court should deny the motion to approve the class action, however, there is no assurance that the Company’s position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.

As of March 31, 2015, Yehuda Zisapel and Nava Zisapel beneficially owned, directly or indirectly, 4.65% of our outstanding ordinary shares; and Zohar Zisapel, our Chairman, beneficially owned, directly or indirectly, 13.9% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 31, 2015. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

Provisions of our Articles of Association, Israeli law and financing documents could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Under certain provisions the Israeli Companies Law, a request of a creditor of a party to the proposed merger to the court may delay or prevent a merger. Further, a merger generally may not be completed until the passage of certain time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are appointed for a period of three years. This longer appointment term may discourage a takeover of our Company.

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

Compliance with conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals.

These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We filed our initial conflict minerals report on June 2, 2014. There are, and will be, ongoing costs associated with complying with these recent disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of our products. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

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

Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip, which is controlled by the Hamas militant group. Efforts to resolve the problem have failed to result in a permanent solution. In 2014 Israel experienced another round of armed conflict with Hamas in the Gaza Strip, with missiles reaching north Tel-Aviv. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations. Further deterioration of relations with the Palestinian Authority, Hamas or countries in the Middle East could disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations. In addition, a significant number of our employees who are Israeli citizens are subject to an obligation to perform reserve military service.  In case of further regional instability such employees who may include one or more of our key employees may be absent for extended periods of time which may materially adversely affect our business.

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

Because we received Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies or know how outside of Israel.

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

In each of 2013 and 2014 we received new approvals for grants from the Government of Israel through the OCS, for the financing of certain research and development expenditures in Israel (the “New Grant”) in the amount of approximately $0.7 million, which has already been received, and $1.8 million, which has been partially received.  The New Grants require us to comply with the requirements of the R&D Law in the same manner applicable to previous grants.  Furthermore, the consideration in a transaction involving the transfer outside of Israel of technology or know how developed with the New Grants (such as a merger or similar transaction) may be reduced by any royalties that the recipient of such technology or know how will be required to pay to the OCS on all past sales of products based on the technology or know how developed with the New Grants.

In addition to the royalty-bearing grants described above, in March 2014 we agreed to participate in two “Magnet” Consortium Programs, sponsored by the OCS, which grants do not bear any royalty obligations, but, as the R&D Law applies to these programs, the restrictions on transfer of know how or manufacturing outside of Israel, as described above, are in effect. See “Israeli Office of Chief Scientist” in Item 4 below.

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

The Israeli government may reduce or eliminate in the future tax benefits available to approved or beneficiary enterprise programs. Our approved and beneficiary program and the resulting tax benefits may not continue in the future at their current levels or at any level and the new legislation regarding Preferred Enterprise may not be applicable to us or may not fully compensate us for such change. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future. See Item 10: “ADDITIONAL INFORMATION; Taxation; Tax Benefits under the 2011 Amendment,” for a description of legislation on “Preferred Enterprise.”

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

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

•	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;
•	the judgment is executory in the state in which it was given;
•	the judgment is no longer appealable;
•	the judgment was given by a court that is competent to do so under the rules of private international law applicable in Israel;
•	there has been due process and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court;

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

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

In the years ended December 31, 2014, 2013, and 2012, our capital expenditures were $12.7 million, $16.4 million and $14.5 million, respectively. In 2014 capital expenditures were primarily for the development of our new IP-20 product family and its production lines. In 2013 capital expenditures were primarily for the significant implementation and roll out of our ERP system in four of our largest locations, in which we implemented new modules that allow us to have better control over our business operations, financial activity and project management.  In 2012, capital expenditures were primarily for on a new enterprise resource planning, or ERP, system to be implemented at our offices worldwide. In 2015 we anticipate to continue engaging in capital spending consistent with anticipated change in our business activities.

B. Business Overview

        We are the number one high-capacity wireless backhaul specialist, in terms of unit shipments and global distribution of our business.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications. We also provide our solutions for hauling application in other vertical markets like public safety and oil and gas offshore drilling platforms. Our wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.  We also provide wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base-band digital units stations and remote radio units (RRUs). The term fronthaul refers to new technologies that allow transport between a remote radio unit and a baseband unit in front of the base station, with a controlling macro base station.  We are also a member of industry consortiums of companies which attempt to better define future technologies in the market, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI) and others.

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

        Designed for all Internet Protocol (IP) network configurations, including risk-free migration from legacy to next-generation backhaul and fronthaul networks, our solutions provide fiber-like connectivity for  next generation Ethernet/Internet Protocol, or IP-based, networks; for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching. Our solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA, Wifi and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all-IP.  In addition, our solutions allow for the proliferation of small-cell heterogeneous networks (HetNets) thereby meeting the increasing demands by the growing numbers of subscribers and the increasing needs for mobile data services. Our systems also serve evolving network architectures including all-IP long haul networks.

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

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s existing credit facilities, including the agreement with Bank Hapoalim B.M. entered into in 2011 (the “Bank Hapoalim Agreement”) and other short term credit facilities with other banks. In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants were in effect until October 1, 2014, except for one less restrictive financial covenant which shall remain in effect until March 31, 2015. After each date, the respective original covenants again apply.  On March 31, 2015 we signed additional amendment with the banks syndicate that includes primarily changes in our credit line structure, in some of our covenants, an extension of the credit facility period until June 30, 2016 and a gradual reduction of the maximum amount of loans from $63.5 million to $50 million by February 28, 2016. See Item 5:“OPERATING AND FINANCIAL REVIEW AND PROSPECTS;” “Liquidity and Capital Resources,” for a more detailed discussion.

In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring and other cost reduction measures are completed, they are expected to result in annual savings of approximately $18 to $22 million. The restructuring plan includes consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. In connection with the 2014 restructuring, we incurred restructuring charges of $5.9 million in the fourth quarter of 2014 and we estimate that additional costs will be approximately $1 to $2 million during the first half of 2015.

In April 2014, we signed an agreement with Eltek ASA to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

Wireless Backhaul; Short-haul, Front-haul and Long-haul

Today’s wireless base stations handle many different technologies such as cell phones, smart phones, tablets and PCs. Voice and data traffic generated by these high-end devices are then gathered and transmitted via the  backhaul transport network to the radio frequency (RF), or wireless, network. Wireless backhaul offers network operators a cost-efficient alternative to wire-line (copper/fiber) applications. Support for high capacities means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless links can also be set up much faster and at a fraction of the cost of wire-line solutions. This translates to lower total cost of ownership and faster time to market, as well as new revenue streams, for the operator.

The wireless backhaul space is segmented into short-haul and long-haul applications. Short-haul, devices typically have a capacity of up to 1 Gbps per link channel and are used to carry voice and data services over distances of between several hundred feet and 10 miles. Short-haul links are deployed in access applications wirelessly connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, education and off-shore communication. Ceragon also offers a solution for emerging wireless fronthaul applications that offer ultra-high capacities up to 2Gbps per link channel. The term fronthaul refers to new technologies that allow transport between a remote radio unit and baseband unit in front of the base station, with a controlling macro base station. Fronthaul allows mobile network operators to use detached radio and baseband units (such as remote radio-heads), avoiding the need to deploy and manage full-featured base-station or cells and thus reducing the total network’s cost of ownership.

Long-haul links, with a capacity of up to 4 Gbps, are used in the “highways” of the telecommunication backbone network. These links are used to carry services at distances of 10 to50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles or even longer.

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

Industry Background

The market for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that are operating private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for high-capacity wireless backhaul is now shifting to more flexible and cost efficient architectures based on high-capacity IP/Ethernet-This shift enables next-generation backhaul networks to successfully cope with the continuing growth of bandwidth-hungry data services over LTE/LTE-Advanced, 3G and HSPA technologies. New wireless broadband networks as well as wireless Internet service providers (WISPs) and private networks also rely on high-capacity IP/Ethernet technology to haul large amounts of data traffic.

Rapid subscriber growth and the proliferation of advanced, data-centric handsets such as smartphones and tablets have significantly increased the amount of traffic that must be carried over a cellular operator’s backhaul infrastructure. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality.

In order to meet the demand for more bandwidth, operators are constantly seeking new network architectures that will allow for controlling the cost of the network through smart planning, while ensuring the highest capacities and service quality. New technologies such as intelligent small-cells, coordinated macro cells and C-RAN (Cloud or Centralized Radio Access Network) can help operators to cope with the surge in capacity requirements. The evolution of functioning networks is becoming more heterogeneous in that many technologies, concepts and solution generations need to coexist and operate together seamlessly on the same network. These heterogeneous networks, or HetNets, require high-capacity and ultra-high capacity backhaul solutions. Wireless systems offer service providers a variety of advantages over competing technologies including ease and speed of deployment, scalability and lower total cost of ownership.

Cellular Operators

In order to address the strain on backhaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul capacity. . Supporting data rates of 1 Gbps and above over a single radio unit, wireless backhaul solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul costs.  In addition, ultra-high capacity is a prerequisite for supporting fronthaul applications.

Most of today’s backhaul networks still employ a large number of circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage drives operators to migrate their networks to a more flexible, feature-rich and cost optimized IP/Ethernet architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architecture that utilize a variety of small-cell technologies to form HetNets, and require highly compact, ultra-high-capacity systems for backhaul and fronthaul.  As operators transition to HSPA, 4G/LTE and LTE-Advanced, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul and fronthaul segments, while maintaining support for their primary legacy services.

In order to ensure the success of this backhaul network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, next generation HSPA and LTE base stations are co-located with 2G/3G base stations, and thus share the same backhaul network. Cellular operators therefore seek “hybrid” wireless backhaul solutions that can carry both types of traffic seamlessly over a single network, to facilitate their network migration.   Our solutions, which support any network architecture and include both all-IP as well as hybrid systems, offer operators a simple network modernization plan.

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity backhaul is essential for ensuring continuous delivery of rich media service across their high-speed data networks.  If the backhaul network and its components do not satisfy the service providers’ need for cost-effectiveness, resilience, scalability or ability to supply sufficient capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these backhaul systems, many wireless service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

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

Licensed vs. License-exempt Radios

Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, bands are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues.  Licensed microwave is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our products operate in the 64 – 42 GHz frequency bands, the principal licensed bands currently available for commercial use throughout the world. We also offer products in the 60, 70, 80 GHz frequency bands for use in ultra-high, short-distance networks, such as small-cell backhaul and fronthaul applications.

License-exempt systems typically operate in the “sub-6” 2.4 – 5.85 GHz or in the 24 GHz spectrum band.  These systems can be deployed without any regulatory approval. Due to limited availability of spectrum, and the narrow bandwidth of frequency channels in this range, licensed-exempt systems have limited capacities. Often operating in a near-line-of-sight (NLOS) mode, these systems also suffer from high signal loss which puts more limitations of their ability to provide high capacities. Another disadvantage is that because these frequencies are unregulated, it is impossible to ensure high, carrier-grade quality of service and high availability. There are, however, applications in which service providers, public or private, may use license-exempt systems, for instance in enterprises, education, utility, financial, or public safety. Cellular operators and wireless ISPs may also use license-exempt spectrum solutions where NLOS is the only means to connect two end-points. For the license-exempt wireless networks market we offer products that are designed to operate in the sub-6 frequencies.

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

The emergence of small cells present backhaul challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 3G and 4G/LTE networks, resulting in higher throughput and data rates for the end-user.  Although small cell deployments are still evolving and are as of yet not showing significant volumes, Ceragon already offers tailored solutions for forward looking mobile operators. Our small-cell backhaul and fronthaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

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

•
While green-field deployments tend to be all IP-based, the overwhelming portion of network infrastructure investments goes into upgrading, or “modernizing” existing cell-sites to fit new services with a lower total cost of ownership. Modernizing is more than a simple replacement of network equipment. It helps operators build up a network with enhanced performance, capacity and service support.  For example, Ceragon offers a variety of innovative mediation devices that eliminate the need to replace costly antennas that are already in deployment. In doing so, we help our customers to reduce the time and the costs associated with network upgrades.  The result: a smoother upgrade cycle, short network down-time during upgrades and faster time to revenue.

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

Our Solutions

We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul solutions which enable cellular operators and other wireless service providers to effectively eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and gradually evolve their networks from TDM to IP/Ethernet and SDN-ready networks. We also provide advanced pure IP/Ethernet solutions to wireless broadband service providers as well as to businesses and public institutions that operate their own private communications networks.

Our short-haul products, part of the IP-20 Platform, support any transport technology, at a high capacity of 1Gbps and above to support any 4G/LTE and LTE-A radio access network, and any deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in high density, split-mount or compact all-outdoor installations. Understanding the many needs of our customers, we provide solutions for every segment of the backhaul network – from tail site, or the last tower in the operator’s network, to large aggregation sites – and that support both tree, chain and ring topologies.

Our long-haul products, also part of the IP-20 Platform, provide a field-proven, quality microwave radio solution for long distance, high capacity telecommunication networks. Our long haul products allow operators to smoothly migrate from legacy TDM to all-IP technologies, satisfying the ever-increasing demand for bandwidth - while keeping revenue generating 2G/3G services intact. The IP-20 long haul products are available in both all indoor as well as split-mount configurations and support all licensed frequency bands from 4 to 11 GHz. This highly efficient solution provides more than 4 Gbps of aggregated Ethernet traffic.

We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

HetNet Backhaul Solution. With decades of market experience we believe that identifying our customers’ future needs is key to our business success. Our solution concept provides the path to meeting and keeping up with capacity demands in the evolving HetNet environment. This concept incorporates smart planning tools and capabilities, out-of-the-box network design concepts and a full range of hardware and software solutions for a host of deployment scenarios.  For example, the FibeAir IP-20C is suitable for a wide range of HetNet backhaul applications. The platform’s small form-factor and support for ultra-high capacities with extremely low latency make it ideal for aggregation networks, super-size macro cell backhaul or Cloud Radio Access Networks (C-RAN) or fronthaul with compressed CPRI (Common Public Radio Interface).

Leading Offering for the Wireless Backhaul Market. We believe that we provide our customers with a leading offering of high capacity wireless solutions for backhaul. Our competitive differentiation results from our focus on product development from components to subsystem integration to overall system solution design.  Our software defined multi-core technology IP-based backhaul solutions provide fiber-like performance with throughput speeds from 10 Mbps and to more than 4 Gbps, with high availability and low latency. Our solutions enable wireless service providers to gradually evolve their networks from all circuit-switched through a combined “hybrid” model to all IP/Ethernet-based networks. We provide operators with a range of systems allowing them to serve any application in their network – from small cell sites and remote radios using a compact all-outdoor device, up to large multi-carrier solutions for long-distance backbone applications.

In 2013 we released the IP-20, a service-centric, SDN-ready wireless platform containing a rich product line for wireless backhaul. IP-20 is built around a powerful software-defined engine and supports any radio transmission technology mix, any network topology and any configuration. IP-20 is based on our in-house multi-core chipset (modem and RFICs). The capabilities of Ceragon’s in-house technology were demonstrated in the first product of the IP-20 platform, the FibeAir IP-20C launched in December 2012. This solution features fully operational LoS 4x4 MIMO (Multiple Input – Multiple Output) capabilities to deliver 1Gbps over a single 28MHz/30MHz channel and as much as 2Gbps over a single 56MHz/60MHz channel without any compression.

All IP-20 platform products share a common, high-performance operating system, CeraOS. CeraOS, provides a complete set of service-centric features and performance-boosting capabilities across the entire IP-20 product series and creates a cohesive, easy to operate and simple to manage approach for building, expanding and maintaining wireless backhaul and networks.

During 2014 we shipped over 20,000 links which were based on the IP-20 platform. These newly deployed systems join our suite of software defined, multi-core, IP-based products and hybrid networking products which are currently deployed in over 430 wireless service providers’ networks, including a growing number of global tier 1 players, as well as private networks around the world.

Broad Product Portfolio. We offer a broad range of high capacity wireless backhaul systems enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. Our solutions include platforms based on pure IP, circuit-switched (or TDM) products, and hybrid solutions that deliver both circuit-switched and IP traffic in their native form over a single radio. This functionality makes the latter particularly attractive for wireless service providers and facilitates cost effective, risk-free migration to IP-based backhaul networks and can be integrated in any pure IP, hybrid or circuit-switched network. Through our IP-20 platform, we allow our customers to benefit from emerging technologies and network concepts such as SDN, NFV, fronthaul and C-RAN.  Our solutions can be deployed in all-indoor, all-outdoor and split-mount configurations and support a wide range of network topologies.

Network Management Tools for Advanced Microwave Networks. Our innovative, user-friendly Network Management System (NMS) is designed for managing large scale wireless backhaul networks.  We offer both “stand-alone” management tools as well as tailored solutions in combination with third party partners. These tools enable advanced service delivery across the network, while allowing effectively seamless management of all the backhaul network’s elements, thus reducing operational costs. Ceragon NMS provides enhanced system functionality and comprehensive network management for current and legacy radios. Built on a powerful platform, our NMS allow operators to provide maximized network uptime by including functionality for managing end-to-end configuration, performance, faults and system security.

Turnkey Services Capabilities. Since 2012, we were responsible for installing most of the links we shipped. We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. We have a global projects and services group that operates alongside our products groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “wireless backhaul links” every week, and our turn-key project track-record includes hundreds of thousands of links already installed and in operation with a variety of tier 1 operators.

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

As an example, our FibeAir IP-20C, which can quadruple the link capacity over a single frequency channel, has nearly the same footprint as our RFU-C which is a single-channel radio unit, and not a full system. This achievement could not have been possible without our full control of the entire design and production process

Scalability and Flexibility. We design our products to enable incremental deployment to meet increased service demand, making it possible for wireless service providers to rapidly deploy additional capacity as needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases. Our pay-as-you-grow model allows our customers to add new features along the product’s evolution cycle. This software-based model allows for seamless upgrades of already-deployed solutions, saving the need for additional site visits and hardware replacements.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary backhaul alternatives.

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

➢
Indoor units which are used to convert the transmission signals from digital to intermediate frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wire-line networks.

➢
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

	Short-Haul					Long-Haul
Product	FibeAir IP-20G & IP-20GX	FibeAir IP-20N / IP-20A*	FibeAir IP-20C	FibeAir IP-20S	FibeAir IP-20E	FibeAir IP-20C HP	FibeAir IP-20LH	Evolution IP-20 LH
Description	Multi-Radio Technology Edge Node	Multi-Radio Technology Aggregation Node	Compact All-Outdoor Multi-Core Node	Compact All-Outdoor Node	Compact All-Outdoor Node for E-band (70-80GHz)	Compact, high power, multi-carrier trunk	Ultra-high power multi-carrier trunk with HP-radio ODUs	Ultra-high power multi-carrier trunk with Evolution ODUs
Interfaces	1GE, FE, and E1/T1	10GE, 1GE, FE, E1/T1	1GE	1GE	1GE	10GE, 1GE, STM-1/OC-3, E1/T1 Note: support for some interfaces requires use of IP-20N/IP-20A IDU	10GE, 1GE, FE, STM-1/OC-3, E1/T1	10GE, 1GE, , FE, STM-1/OC-3, E1/T1
Site Configuration	Split-mount		All-outdoor			All-outdoor / Split Mount (with IP-20N or IP-20A IDU)	All-indoor / Split-mount
Transport Technology	Hybrid and/or all-packet		All-packet			All-packet and/or Hybrid	Hybrid and/or all-packet
Typical Applications	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers
Operating system	Unified operating system (CeraOS), uniformly supporting End-to-End networking, services and radio capabilities across the entire IP-20 platform series of products

* ANSI version

The diverse FibeAir® IP-10 product series offers products that address the complete wireless backhaul needs of IP-based, hybrid and circuit-switched networks:

Short-Haul
Product	FibeAir IP-10C	FibeAir FA-70T	FibeAir 2500	FibeAir IP-10E	FibeAir IP-10Q	FibeAir IP-10G	FibeAir 2000/4800
Description	High-Capacity Compact All-Outdoor Solution	High-Capacity 70 GHz Hauling Solution	Sub 6GHz, Point to Multi Point System	High-Capacity Ethernet Solution	High-Capacity, High-Density solution for aggregation sites	High-Capacity Multi-Service	Sub 6GHz, Point to Point system, Multi-Service
Interfaces	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet	Gigabit Ethernet, Fast Ethernet	Gigabit Ethernet, Fast Ethernet	Multiple Gigabit Ethernet	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	Gigabit Ethernet, Fast Ethernet multiple E1/T1
Site Configuration	All-outdoor			Split-mount
Transport Technology	Packet-based					Hybrid
Typical Applications	Wireless backhaul at tail-sites and small-cell sites	Wireless backhaul at tail-sites and small-cell sites	Wireless backhaul for carriers, Private networks and Metro area networks	Private Networks, Business access, Wireless Backhaul at small cells sites	Wireless backhaul at aggregation sites	Wireless backhaul for carriers and Private networks	Private Networks, Business access, wireless backhaul at small cells sites
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, Wireless ISPs, Private Network providers	Cellular operators, WiMax carriers, Wireless ISPs, Incumbent local exchange carriers, Businesses, Public institutions	Cellular operators, Wireless ISPs, Businesses, Public institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless service providers, Incumbent local exchange carriers	Cellular operators, Wireless ISPs, Businesses, Public institutions

    Our Evolution™ product family offers products that address the needs for high capacity all-IP, TDM or hybrid long-haul and backbone applications:

Long-Haul
Network Infrastructure	IP/Hybrid All-Indoor			Split-Mount
Product	Evolution Long-Haul	FibeAir 3200	Evolution IP-10 Compact Long-Haul (CLH)	Evolution Long-Haul	PointLink
Description	Multi-channel High-Capacity Long-Haul solution	High-Capacity Circuit-switched TDM	Compact all-indoor system for high capacity long distance applications.	4-channels High-Capacity Long-Haul solution	High capacity offshore communication
Interfaces	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s	Multiple STM-1/OC-3	Gigabit Ethernet multiple E1/T1, Fast Ethernet multiple E1/T1	6 Gigabit ports (SFP or electric), nxSTM-1/OC-3, nxSTM-4/OC-12, 75xE1s/80xDS1s
Typical Applications	Wireless backhaul, Wireless backbone, simple migration from TDM to IP long-haul	Wireless backhaul, Long distance networks	Wireless backhaul, Long distance networks in sites with limited ‘real-state’	Wireless backhaul, Wireless backbone, simple migration from TDM to IP long-haul	Offshore oil/gas rigs in high vibration environment
Type of Customers	Wireless service providers, Incumbent local exchange carriers, Public institutions	Wireless service providers, Incumbent local exchange carriers	Wireless service providers, private network operators (utilities, rail, state & local government etc.)	Wireless service providers, Incumbent local exchange carriers, Public institutions	Oil and gas drilling companies, shipping industry

Our network management system (NMS) can be used to monitor network element status, provide statistical and inventory reports, download software and configuration to elements in the network, and provide end-to-end service management across the network. Our NMS solutions support all IP-20 platform products, as well as our legacy FibeAir IP-10 and Evolution products through a single user interface.

Network Management System (NMS)

Description
User-friendly Network Management System designed for managing large scale wireless back haul networks. Optimized for centralized operation and maintenance of a complete network with an intuitive graphical interface for managing performance, end-to-end configuration, faults and system security.

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

Our RFUs deliver a maximum capacity over 86 MHz channels with configurable modulation schemes from QPSK to 2048QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, using a single channel, with vertical and horizontal polarizations. This feature is implemented with a built-in cross polarization interference canceller (XPIC) mechanism. Ceragon was also the first microwave solutions vendor to introduce a fully functioning LoS 4x4 MIMO (multiple inputs, multiple outputs) radio. Taking advantage of LoS MIMO technology, our solutions quadruple the available capacity over a single frequency channel using a single, compact FibeAir IP-20C device.

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

Our Customers

We have sold our products through a variety of channels to over 430 service providers and the operators of hundreds of private networks in more than 130 countries. Our principal customers are mobile operators, cellular operators and wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. In 2014, we maintained our positioning as the number one wireless backhaul specialist, in terms of unit shipments and global distribution of our business.  While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2014, customers from the Europe region contributed 16% of total yearly revenue. Our sales in Latin America and Africa reached 22% and 15% of yearly revenue in 2014 respectively. Our sales in Asia Pacific (excluding India), North America and India in 2014 were 11%, 11% and 25%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014 and the names of representative customers:

	Year Ended December 31,
	2012	2013	2014
Region				Representative Customers
North America	9%	9%	11%	T-Mobile, Govnet, Peg Bandwidth, Connectronics, Tessco, Conterra
Europe	22%	18%	16%	Hutchison 3, Telenor Serbia, KPN, Tele2, Telecom Austria Group
Africa	13%	20%	15%	Airtel, Globacom, Vodacom
India	12%	8%	25%	Bharti Airtel, IDEA Cellular, Reliance Communications, Reliance Jio infocom, Tata Teleservices
APAC (excluding India)	16%	11%	11%	Optus Australia, Smartfren, Viettel
Latin America	28%	34%	22%	Telefonica, Telcel, America Movil

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff includes approximately 613 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three key OEMs which together accounted for approximately 8.3% of our revenues for the year ended December 31, 2014. System integrators distributors and resellers accounted for approximately 15.1% of our revenues for the year ended December 31, 2014. We are focusing our efforts on direct sales, which accounted for approximately 76.6% of our revenues for the year ended December 31, 2014, because we believe that this is the way to provide more value to our customers. We also plan to develop additional strategic relationships with equipment vendors, system integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Malaysia, Singapore and the Philippines. Some of our manufacturing and warehousing is done in our production facility in Slovakia. On March 18, 2015 we signed a contract with a certain contract manufacturer to outsource our production facility in Slovakia. The production transfer to the new manufacturer will take place during 2015.  Most of our warehouse operations are outsourced to subcontractors in Israel and the Philippines. The raw materials for our products come primarily from the United States, Europe and Asia Pacific. In 2012 we opened an RMA (return merchandise authorization) center at our subcontractor site in the Philippines to improve cost efficiencies in handling repairs and in 2011 we opened an RMA  center in India at our New Delhi offices to provide quick and efficient repair services to our customers in that region.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and also at our subsidiaries in Greece and Romania. As part of the restructuring activities in 2013, we closed our research and development activities in Bergen, Norway. As of December 31, 2014, our research, development and engineering staff consisted of 220 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

We have pending trademark applications s as follows:

•
for the standard character mark CERAGON in Argentina, Brazil, Chile, Colombia, Indonesia, India, Nigeria, Venezuela, and International Registration (protection pending in China, Egypt,  Kenya, Macedonia and Vietnam).

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

In each of 2013 and 2014 we received new approvals for grants from the Government of Israel through the OCS, for the financing of certain research and development expenditures in Israel (the “New Grants”) in the amounts of approximately $0.7 million, which has already been received, and $1.8 million, which has been partially received, respectively.  The New Grants require us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the New Grants does not apply to us, but may apply, under certain conditions, to a recipient of the technology or know how developed with the New Grants, to the extent such is sold and/or transferred.

In addition to the royalty-bearing grants described above, in March 2014 we agreed to participate in two “Magnet” Consortium Programs (the “Programs”)sponsored by the OCS, which grants do not bear any royalty obligations. In the framework of the Programs, intended to support innovative generic industry-oriented technologies, we are to cooperate with additional companies and research institutes. The R&D Law applies to these programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In 2013 and 2014 we received a total of $1 million from the OCS under the Programs, and we anticipate receiving further sums of approximately $0.8 million in each of 2015 and 2016, respectively, subject to our compliance with the terms of the Programs.

C.    Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks AS	Norway	100%
Ceragon America Latina Ltda.	Brazil	100%
Ceragon Networks s.r.o	Slovakia	100%
Ceragon Networks (India) Private Limited	India	100%

D.    Property, Plants and Equipment.

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 83,496 square feet of office space in Tel Aviv, Israel.  The leases for the majority of this space will expire December 31, 2017, with an option to terminate early after three years that has elapsed at the end of 2014. At the end of 2014, we informed the landlord of our intention to reduce the leased office space by approximately 21,129 square feet at the end of 2015.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,888 square feet of office space in Paramus, New Jersey and approximately 12,000 square feet of office space in Richardson, Texas.  The lease in Paramus is valid until April 2015 and the lease in Texas is valid until May 2018; we have leased 5,348 square feet of new premises in overlook at Great Notch, NJ  expiring April, 2021

•
in Norway, we lease approximately 72,310 square feet of office space in Bergen.  In May 2014, we moved to new premises in Bergen leasing approximately 12,000 square feet of office space expiring in May 2019;

•	in India, we lease approximately 11,737 square feet of office space in New Delhi expiring in October 2016;

•
in Slovakia, we lease approximately 44,780 square feet of manufacturing facility in Liptovsky Hradoc expiring in September 2015. The Company is in a process of outsourcing  Slovakia manufacturing and securing a new office space; and

•
in Brazil we lease approximately 33,850 square feet of office and warehouse space in Barueri expiring in December 2017. We are expecting to reduce the office and warehouse space in the second quarter of 2015 to approximately 13,000 square feet.

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

Overview

         We are the number one wireless backhaul specialist in terms of unit shipments and global distribution of our business.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications.  Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.

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

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s previous credit facilities.  In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. On March 31, 2015 we reached an agreement with the bank syndicate amending our existing credit facility agreement including certain relief under our covenants and other changes in our credit facility, and an extension of the agreement with certain reductions in the maximum credit until June 30, 2016.  See Liquidity and Capital Resources below, for more detailed discussion.

In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring and other cost reduction measures are completed, they are expected to result in annual savings of approximately $18 to $22 million. The restructuring plan includes relocating certain offices and reducing staff functions and some operations positions, as well as other measures. In 2014 we incurred restructuring charges of $6.8 million, primarily due to 2014 restructuring plan. In addition, we incurred a $4.4 million write-off of discontinued product inventory related to the restructuring plan in the fourth quarter of 2014 and we estimate additional costs will be approximately $1 to $2 million during the first half of 2015.

In April 2014, we signed an agreement with Eltek ASA to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

In August 2014, the Company completed a public offering of its shares on NASDAQ. Total net proceeds from the issuance amounted to approximately $ 45.1 million, net of issuance expenses in the amount of $ 400 thousand.

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

•
The emergence of small cells and HetNets present wireless backhaul challenges that differ from those of traditional macro-cells. Small cells and HetNet architectures can be used to provide a second layer of coverage in 3G and LTE networks, resulting in higher throughput and data rates for the end-user.

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

•
Regional Pricing Pressures: A significant portion of our sales derives from Latin America and India in response to the rapid build-out of cellular networks in this region. For the years ended December 31, 2012, 2013 and 2014, 28% 34% and 22%, respectively, of our revenues were earned in Latin America. For the years ended December 31, 2012, 2013 and 2014, 12%, 8% and 25%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal considerations, which may adversely affect demand for network equipment.

•
Transaction Size: Competition for larger equipment orders is increasingly intense due to the fact that the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

As we continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.

As we continue to adjust our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.  Also these projects are turn-key projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.

                Until 2011, our revenues had grown rapidly; our revenues were flat in 2012 decreased significantly in 2013 and went up slightly in 2014. We cannot assure you that we will be able to resume growth in future periods, taking also into consideration that a large portion of the growth resulted from the Nera Acquisition.

On December 15, 2014 we announced certain steps in order to accelerate our return to profitability. Some of these steps included managing the revenue mix more carefully, and to seeking revised pricing, payment and other terms on new orders in certain situations. These steps may impact our market share and as a result may adversely affect our revenues and results of operations.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping as well as inventory devaluation and write-down costs. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

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

Financial Income (expenses), net.  Our financial income (expenses), net, consists primarily of interest paid on bank debts, gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, amortization of marketable securities premium, net, and other fees and commissions paid to banks, offset by interest earned on bank deposits and marketable securities.

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;
•	Inventory valuation;
•	Provision for doubtful accounts;

•	Taxes on income;
•	Stock-based compensation expense; and
•	Impairment of goodwill and long-lived assets.
Revenue recognition. We generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

Revenues from product sales are recognized in accordance with ASC topic 605-10, “Revenue recognition” and with ASC 605-25 “Multiple-Element Arrangements” (“ASC 605”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

In case the sale is subject to a right of return, we record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other know factors. Such provisions were immaterial as of December 31, 2013 and 2014, respectively.

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

Inventory valuation. Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made. As of December 31, 2014 our inventory write-off provision was $5.2 million.

Provision for doubtful accounts. We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the overdue outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2014, our allowance for doubtful accounts was $8.4 million and our trade receivables were $162.6 million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

Taxes on income. We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carry forward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that it is more likely than not that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made. As a result, in the years ended December 31, 2012, 2013 and 2014 we recorded a tax income (expense) from the adjustment of the deferred tax assets in the amount of approximately $0.2 million, $(4.0) million and $(9.9) million , respectively.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Stock-based compensation expense. ASC 718, “Compensation- Stock Compensation,” requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement.

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

Stock-based compensation expense recognized under ASC 718 was $5.5 million, $3.8 million and $3.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

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

ASC 350 “Intangible – Goodwill and Other,” requires that goodwill be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of the company. We have concluded that we have one reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the company is compared with its carrying value (including goodwill). If the fair value of the company is less than its carrying value, an indication of goodwill impairment exists and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the company’s goodwill over the implied fair value of that goodwill. If the fair value of the company exceeds its carrying value, step two does not need to be performed. The fair value of the Company is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of our long-term rate of growth, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value or goodwill impairment for the Company. During 2014, we recognized impairment of goodwill in the amount of $14.8 million primarily from Nera Acquisition.

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 “Property, Plant, and Equipment,” when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Our 2014 restructuring plan has created the need for such an assessment in 2014.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows. During 2014, we recognized impairment of fixed assets in the amount of $2.4 million related to specific assets that will not be used as a result of our restructuring plan.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2012	2013	2014
Revenues	100%	100%	100%
Cost of revenues	69	69	77.2
Gross profit	31	31	22.8
Operating expenses:
Research and development, net	10.6	11.9	9.4
Selling and marketing	17.3	18.7	15.1
General and administrative	6.2	7.4	6.4
Restructuring costs	1	2.6	1.8
Goodwill impairment	--	--	4.0
Other income	--	(2.1)	(5.3)
Total operating expenses	35.1	38.5	31.4
Operating loss	4.1	7.4	8.6
Financial expenses, net	0.8	3.9	10.2
Taxes on income	0.3	1.8	1.8
Net loss	5.2	13.1	20.6

Year ended December 31, 2013 compared to year ended December 31, 2014

Revenues. Revenues increased from $361.8 million for the year ended December 31, 2013 to $371.1 million for the year ended December 31, 2014, an increase of $9.3 million, or 2.6%. Revenues in India increased from $26.6 million in 2013 to $92.1 million in 2014, primarily due to a new deployment cycle in a major customer. Revenues in Africa region decreased from $73.7 million in 2013 to $56.0 million in 2014, primarily due to a completion of a major deployment cycle in a major customer. Revenues in the Latin America region decreased from $122.2 million in 2013 to $82.1 million in 2014 due to a completion of a major deployment cycle in a single group customer in this region.

Cost of Revenues. Cost of revenues increased from $249.5 million for the year ended December 31, 2013 to $ 286.7 million for the year ended December 31, 2014, an increase of $ 37.2 million, or 14.9%. This increase was attributable mainly to the following:

•
Higher material costs primarily resulting from change in our revenue mix to one with lower prices of $38.8 million and inventory  write-off of discontinued product inventory , in the amount of $4.4 million; partially offset by

•	Lower subcontractors’ expenses in the amount of $12.2 million resulting from change in our revenues mix.

Gross Profit.  Gross profit as a percentage of revenues decreased from 31.0% for the year ended December 31, 2013 to 22.8% for the year ended December 31, 2014. This decrease was attributable mainly to change in our revenue mix to regions with lower prices.

Research and Development Expenses, Net. Our net research and development expenses decreased from $43.0 million for the year ended December 31, 2013 to $35.0 million for the year ended December 31, 2014, a decrease of $8.0 million, or 18.5%. The net decrease in our research and development expenses was attributable primarily to a reduction of approximately $6.5 million in salary and related expenses as a result of the 2013 restructuring plan, a decrease of approximately $0.8 million in office related expenses, mainly as a result of the decrease in research and development activities in Norway partially offset by an increase of $0.4 million in grant from the Israeli Office of the Chief Scientist. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 9.4% in the year ended December 31, 2014 compared to 11.9% for the year ended December 31, 2013.

Selling and Marketing Expenses. Selling and marketing expenses decreased from $67.7 million for the year ended December 31, 2013 to $56.1 million for the year ended December 31, 2014, a decrease of $11.6 million, or 17.2%. This decrease was primarily attributable to a decrease of approximately $4.9 million in salary and related expenses, mainly as a result of the 2013 restructuring plan, a decrease of $1.0 million in commissions as a result of a change in revenue mix, a decrease of $2.1 million in office expenses, mainly related to the closure of offices, a decrease of $1.8 million in travel expenses, and a decrease in stock based compensation expenses of $0.7 million. As a percentage of revenues, selling and marketing expenses were 15.1% in the year ended December 31, 2014 and 18.7% in the year ended December 31, 2013.

General and Administrative Expenses. General and administrative expenses decreased from $26.8 million for the year ended December 31, 2013 to $23.7 million for the year ended December 31, 2014, a decrease of $3.1 million, or 11.6%. This decrease was attributable primarily to a decrease of approximately $1.7 million in salary and related expenses, mainly as a result of the 2013 restructuring plan and, a decrease of $1.3 million in IT subcontractors related to our ERP implementation, partially offset by an increase in doubtful debt expenses of $1.5 million. As a percentage of revenues, general and administrative expenses were 7.4% and 6.4% for the years ended December 31, 2013 and 2014, respectively.

Restructuring costs. Restructuring costs decreased from $9.3 million for the year ended December 31, 2013 to $6.8 million for the year ended December 31, 2014, a decrease of $2.5 million, or 27.1%, due to the completion of the 2013 restructuring and a smaller restructuring in 2014.

Goodwill impairment. Goodwill impairment for the year ended December 31, 2014 included $14.8 million primarily from the Nera Acquisition.

Other income. Other income for the year ended December 31, 2014 included $16.8 million related to the settlement agreement with Eltek ASA and $3.0 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition. Other income for the year ended December 31, 2013 included $7.7 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

Financial expenses, Net. Financial expenses, net increased from $14.0 million for the year ended December 31, 2013 to $37.9 million for the year ended December 31, 2014, a change of $23.9 million. The increase in the financial expenses is mainly related to a $26.6 million non-recurring finance expense that consisted of $6.1 million of local currency devaluation and $20.5 million of re-measurement of certain assets denominated or linked to the U.S. dollar in Venezuela due to the Venezuelan government limitations on payments for imported goods in foreign currency. As a percentage of revenues, financial expenses, net increased to 10.2% in the year ended December 31, 2014 compared to 3.9% for the year ended December 31, 2013.

        Taxes on income. Taxes on income remained flat in 2014. Our current taxes on taxable income in our sales, distribution and manufacturing subsidiaries, where the local activities are profitable, have decreased by $2.2 million.  The reduction in tax provisions related to expiration of certain pre-acquisition direct tax exposures in connection with Nera Acquisition has increased by $4.2 million. These changes were offset by an increase in deferred tax expenses of $6.4 million, primarily due to devaluation of tax assets.

Net loss. Net loss increased from $47.5 million for the year ended December 31, 2013 to $76.5 million for the year ended December 31, 2014. As a percentage of revenues, net loss increased from 13.1 % for the year ended December 31, 2013 to 20.6% for the year ended December 31, 2014. The increase in net loss was attributable primarily to the increase in financial expenses, and a small decrease in revenue as well as the decrease in gross profit, offset partially by a decrease in operating expenses.

Year ended December 31, 2012 compared to year ended December 31, 2013

Revenues. Revenues decreased from $446.7 million for the year ended December 31, 2012 to $361.8 million for the year ended December 31, 2013, a decrease of $84.9 million, or 19.0%, partially due to downturns in the telecommunication industry. Revenues in India decreased from $54.4 million in 2012 to $26.6 million in 2013, primarily due to completion of a major deployment cycle in one of our largest customers while our other major customers were still deferring their investment as a result of market and regulatory conditions. Revenues in the Europe region decreased from $97.1 million in 2012 to $62.9 million in 2013, primarily due to economic and market conditions and our inability to penetrate/obtain substantial new customers.  Revenues in the Asia Pacific region decreased from $70.7 million in 2012 to $40.7 million in 2013, primarily due to slow progress in penetrating new customers while our existing customers reduced their investment as part of cyclical investment patterns. The decrease in revenues was partially offset by an increase in the African region from $58.2 million in 2012 to $73.7 million in 2013. Revenues in the Latin America region remained flat in 2013.

Cost of Revenues.  Cost of revenues decreased from $308.4 million for the year ended December 31, 2012 to $249.5 million for the year ended December 31, 2013, a decrease of $58.9 million, or 19.1%. This decrease was attributable mainly to the following:

•	Lower material costs resulting from our reduction in revenues of $48.7 million;

•	Lower cost of inventory step-up adjustment of acquired deferred revenue and customer orders to be delivered as of the closing of the Nera Acquisition, in the amount of $4.0 million; and

•	Lower shipment and supply-related expenses in the amount of $3.6 million resulting from our reduction in revenues;

Gross Profit. Gross profit as a percentage of revenues was 31.0% for the years ended December 31, 2012 and 2013.

Research and Development Expenses, Net. Our net research and development expenses decreased from $47.5 million for the year ended December 31, 2012 to $43.0 million for the year ended December 31, 2013, a decrease of $4.5 million, or 9.5%. The decrease in our research and development expenses was attributable primarily to a reduction of approximately $1.5 million in salary and related expenses as a result of the 2012 and 2013 restructuring plans, a decrease of  approximately $1.3 million in subcontractors and related expenses, mainly as a result of the decrease in research and development activities in Norway, and  a decrease in stock based compensation expenses of $0.6 million, partially offset by a $0.6 grant from the Israeli Office of the Chief Scientist received in 2013. As a percentage of revenues, research and development expenses increased to 11.9% in the year ended December 31, 2013 compared to 10.6% for the year ended December 31, 2012.

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

Other income. Other income for the year ended December 31, 2013 included $7.7 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

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

Taxes on income. Taxes on income increased from $1.2 million for the year ended December 31, 2012 to $6.5 million for the year ended December 31, 2013, an increase of $5.3 million. The increase in tax expenses was mainly attributable to a $4.0 million non-recurring adjustment of valuation allowance on tax assets in the year ended December 31, 2013, and to a $1.1 million increase in current taxes on taxable income in our sales, distribution and manufacturing subsidiaries, where the local activities are profitable.

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

Impact of Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in NIS, NOK (Norwegian Kroner) and Euros. Our NIS- -denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS.

In addition, because exchange rates between the dollar and the NIS, the NOK and the Euro fluctuate continuously, and because exchange rates between the dollar and the ARS (Argentine Peso), the VEB (Venezuelan bolivar) and the BRL (Brazilian Real) fluctuated significantly in recent years and continue to fluctuate, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11:”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Transactions and balances in currencies other than U.S. dollars are re-measured into U.S. dollars according to the principles in ASC topic 830, “Foreign Currency Matters”. Gains and losses arising from re-measurement are recorded as financial income or expense, as applicable.

The following table presents information about the change in exchange rate of several major currencies against the dollar:

Change in the U.S. dollar against local currencies
Year ended December 31,	NIS (%)	NOK (%)	Euro (%)	ARS (%)	VEB (%)	BRL (%)
2010	(6.0)	1.6	8.0	4.5	100.2	(3.1)
2011	7.7	3.0	3.3	7.9	0.0	8.2
2012	(2.3)	(7.5)	(2.1)	13.6	0.0	13.5
2013	(7.0)	9.0	(4.2)	29.7	46.6	12.5
2014	12.1	22.3	13.5	34.2	694.6	13.3

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

B.    Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and follow-on offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS. In follow-on public offerings completed in December 2007 November 2013 and August 2014, we raised net amounts of $88.3 million $35.0 million and $45.1 million, respectively.

In January 2011, we entered into a loan agreement with Bank Hapoalim B.M. in the principal amount of $35 million (the Bank Hapoalim Agreement). The Bank Hapoalim Agreement provided that the principal amount of $35 million bore interest at a rate of Libor + 3.15%, which Libor was updated every three months. The principal amount was to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest was to be paid in quarterly payments starting as of February 19, 2011.  As of December 31, 2014, the balance of the loan amounted to $10.3 million including current maturities in the amount of $8.2 million.

In March 2013, we entered into a Credit Facility with four banks: Bank Hapoalim B.M. (also the lead - arranger and securities trustee), HSBC Bank Plc, Bank Leumi Le’Israel Ltd., and First International Bank Israel Ltd., pursuant to which we received $113.7 million of committed credit facilities consisting of up to $73.5 million in credit loans as well as up to $40.2 million for bank guarantees. The Credit Facility replaced all of the Company’s existing credit facilities, including the Bank Hapoalim Agreement, and other short term credit facilities with other banks.  Borrowings will bear floating interest at a base rate plus an applicable spread of up to 3% per annum. The credit facilities are secured by (1) a floating charge over all our assets and (2) floating and fixed charges over our bank accounts with the banks.  In the framework of the Credit Facility, we undertook certain financial and other standard covenants, including not to distribute dividends (unless certain terms are met) without the banks’ prior written consent pursuant to the agreement. In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants shall be in effect until October 1, 2014, except for one less restrictive financial covenant which shall remain in effect until March 31, 2015. After each date, the respective original covenants again apply. According to the April 2014 amendment, the available credit line shall be reduced by $5 million on January 1, 2015 and additional $5 million on April 1, 2015. In addition, if the Company does not meet the revised EBITDA covenant in the third quarter of 2014, the available credit line will be reduced further by an additional $5 million.

On March 31, 2015 the Company signed an amendment to its agreement with the four banks to better align its Credit Facility terms to its current needs. The main changes consist of:

a. An increase in the allowed accounts receivable discounting activities of one of the Company’s main customers  by 34 million to an amount of up to $54 million;

b. A gradual reduction of the maximum amount of Credit Facility for loans from $63.5 million (starting April 1, 2015) to $50 million by February 28, 2016;

c. A gradual reduction in minimum cash covenant from $20 million to $15 million by October 1, 2015;

d. An extension of the Credit Facility repayment date to June 30, 2016 (from March, 14, 2016);

e. Changes in the equity related covenants definition to exclude goodwill and Intangible Assets from the calculation, as well as reduction of the minimum total shareholders’ equity value to $85 million and reduction of the minimum ratio of total shareholders’ equity to total assets ratio to 0.27; and

f. Other changes primarily increase in the maximum spread of interest chargeable to 3.5% and other bank fees

As of December 31, 2014, based on the previous covenants the Company was in breach of ratio of total shareholders’ equity to total assets. As part of the amendment to the existing Credit Facility, the banks also agreed to apply the new covenant new term retroactively. Therefore, subject to this recent amendment, as of December 31, 2014 the Company met all the covenants and expects to continue meeting the new covenants.

As of December 31, 2014, we sold trade receivables by factoring to several financial institutions in the total amount of $13.1 million. In accordance with our agreement with the bank syndicate we may sell trade receivables up to an amount of $20 million.

During the fourth quarter of 2012, we initiated a restructuring plan to improve our operating efficiency. The restructuring plan contributed to the reduction of the operating expenses by $15.0 million for the year ended December 31, 2013. The restructuring costs in 2012 amounted to $4.6 million. During the fourth quarter of 2013, we initiated a restructuring plan to reduce operational costs. The restructuring plan contributed to the reduction of the operating expenses by $25.0 million for the year ended December 31, 2014. The restructuring costs in 2013 amounted to $9.3 million. In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring and other cost reduction measures are completed, they are expected to result in annual savings of approximately $18 to $22 million. The restructuring plan includes consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. In 2014, we incurred restructuring charges of $6.8 million primarily related to 2014 restructuring plan. In addition, we incurred a $4.4 million write-off of discontinued product inventory related to the restructuring plan in the fourth quarter of 2014 and we estimate additional costs will be approximately $1 to $2 million during the first half of 2015.

As of December 31, 2014, our debt from financial institutions amounted to $40.6 million excluding current maturities of long-term loan in the amount of $ 8.2 million.

As of December 31, 2014, we had approximately $42.4 million in cash and cash equivalents, short term bank deposits and short and long-term marketable securities out of which $2.5 million is located in Venezuela. This country is regulated for foreign currency exchange which impairs the availability of that cash outside of the country.
.
As of December 31, 2014, our cash investments were comprised of the following: 98% consisted of short-term, highly liquid investments with original maturities of up to three months, 1% consisted of short-term bank deposits and 1% of our liquid assets is invested in short government debt securities, respectively. Most of these investments are in U.S. dollars.

Net cash used in operating activities was $32.3 and $29.5 million for the year ended December 31, 2014 and 2013, respectively. Net cash provided by operating activities was $7.2 million for the year ended December 31, 2012.

In 2014, our $32.3 million cash used in operating activities was affected by the following principal factors:

•	our net loss of 76.5 million; and

•	a $22.6 million increase in trade and other receivables, net;

These factors were offset by:

•	a $14.8 million impairment of goodwill;

•	a $13.5 million of depreciation and amortization expenses;

•	a $9.7 million increase in deferred revenues paid in advance;

•	a $8.9 million increase in trade payables and accrued expenses, net; and

•	a $9.8 million decrease in deferred tax asset;

In 2013, our $29.5 million cash used in operating activities was affected by the following principal factors:

•	our net loss of $47.5 million;

•	a $21.0 million decrease in trade payables, net of accrued expenses; and

•	a $8.8 million decrease in deferred revenues paid in advance;

These factors were offset by:

•	a $15.6 million of depreciation and amortization expenses

•	a $15.5 million decrease in trade receivables, net; and

•	a $3.6 million decrease in deferred tax asset;

In 2012, our $7.2 million cash provided by operating activities was affected by the following principal factors:

•      a $27.2 million decrease in inventories,

•      a $15.0 million in depreciation and amortization expenses; and

•      a $17.7 million increase in trade payables, net of accrued expenses;

These factors were offset by:

•	our net loss of $23.4 million;

•	a $9.5 million increase in trade receivables, net; and

•	a $21.6 million decrease in deferred revenues paid in advance.

Net cash used in investing activities was approximately $7.5 million for the year ended December 31, 2014, as compared to net cash used in investing activities of approximately $23.8 million for the year ended December 31, 2013 and net cash provided by investing activities of approximately $1.8 million for the year ended December 31, 2012. In the year ended December 31, 2014, our purchase of property and equipment of $12.7 million were partially offset by proceeds from sales of marketable securities of $5.2 million.   In the year ended December 31, 2013, our investment in marketable securities of $7.9 million and purchase of property and equipment of $16.4 million, were offset partially by proceeds from sales of marketable securities of $0.5 million.  In the year ended December 31, 2012, our proceeds from maturity of short-term bank deposits of $7.9 million and sales of marketable securities of $9.8 million were offset partially by investment in short-term bank deposits of $1.3 million and purchase of property and equipment of $14.5 million.

Net cash provided by financing activities was approximately $38.8 million for the year ended December 31, 2014 as compared to net cash provided by financing activities of $49.6 million for the year ended December 31, 2013 and net cash provided by financing activities of $9.5 million for the year ended December 31, 2012. In the year ended December 31, 2014, our proceeds from issuance of shares, net of $45.1 million and proceeds from financial institutions of $22.7 million were partially offset by repayment of a bank loan of $29.0 million.  In the year ended December 31, 2013, our proceeds from exercises of share options of $1.1 million, proceeds from issuance of shares, net of $35.0 million and proceeds from financial institutions, net of $23.7 million, were offset partially by repayment of a bank loan of $10.2 million.  In the year ended December 31, 2012, our proceeds from exercises of share options of $0.7 million and proceeds from financial institutions, net of $27 million, were offset partially by repayment of a bank loan of $18.2 million.

As of December 31, 2014, our principal commitments consisted of $15.7 million for obligations outstanding under non-cancelable operating leases.

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated change in our business activities.

We believe that current cash and cash equivalent balances, short-term bank deposits and short-term marketable securities will be sufficient for our requirements through at least the next 12 months. According to our plans, we will have to extend the credit facility agreement, or to replace it with another financing arrangement in order to support the operations beyond June 30, 2016.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and also at our subsidiaries in Greece and Romania. As of December 31, 2014, our research, development and engineering staff consisted of 220 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $35.0 million or 9.4% of revenues in 2014, $ 43.0 million or 11.9% of revenues in 2013 and $47.5 million or 10.6% of revenues in 2012.

Intellectual Property

See Item 4:  “HISTORY AND DEVELOPMENT OF THE COMPANY – INTELLECTUAL PROPERTY” for a description of our intellectual property.

D.    Trend Information

See discussion in Parts A and B of Item 5:”OPERATING RESULTS AND FINANCIAL REVIEW AND PROSPECTS” for a description of the trend information relevant to us.

E.     Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.     Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations1	15,663	5,594	9,531	538
Purchase obligations2	32,228	32,228
Other long-term commitment3	5,732				5,732
Uncertain income tax positions4	4,622				4,622
Loan Agreement	10,304	8,232	2,072
Total	68,549	46,054	11,603	538	10,354
____________
(1)       Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2014 was approximately $8.2 million, of which approximately $5.7 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.5 million.  In addition, the commitment includes a net amount of approximately $3.2 million in pension accruals in other subsidiaries, mainly in Norway.

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	66	Chairman of the Board of Directors
Ira Palti	57	President and Chief Executive Officer
Doron Arazi	51	Executive Vice President & Chief Financial Officer
John Earley	57	Executive Vice President, Delivery
Nurit Kruk-Zilca	41	Executive Vice President, Human Resources
Youval Reina	48	Executive Vice President, Global Products
Oz Zimerman	51	Executive Vice President, Global Marketing & Services
Flavio Perrucchetti	47	Regional President, Europe
Ram Prakash Tripathi	48	Regional President, APAC
Amit Ancikovsky	44	Regional President, Latin America & Africa
Charles Meyo	51	Regional President, North America
Joseph Atsmon	66	Director
Yael Langer	50	Director
Yair E. Orgler	75	Director
Avi Patir	66	Director

        Set forth below is a biographical summary of each of the above-named directors and executive officers.

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and served as chairman from 1998 until 2012.  Mr. Zisapel also serves as chairman of RADCOM Ltd., as a director of Silicom Ltd., Amdocs Limited and as chairman or director of several private companies.  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

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

Doron Arazi served as Executive Vice President and Chief Financial Officer since 2014. He joined Ceragon as CFO after a long, successful career with Amdocs where he managed the business relationship with a US tier 1 mobile operator and was responsible for hundreds of employees.  Prior to Amdocs, Doron looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance.

John Earley has been our Executive Vice President, Delivery since April 2014.  Prior to this appointment, Mr. Earley joined Ceragon in March 2011 as our Regional President, Africa.  From March 2010 to 2011, Mr. Earley served as Regional Head of Services, Africa for Nokia Siemens Network based in South Africa.  From November 2007 to 2010 Mr. Earley served as Chief Technical Officer for Celtel (later Zain) Nigeria and subsequently Head of Business Transformation for Zain Networks, Nairobi. Mr. Zyss received B.Sc. in electrical engineering from Cleveland Institute of Technology.

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

Youval Reina served as Executive Vice President Global Products since 2015. He joined Ceragon in 2015, and serves the company as EVP Global Products responsible for the conception, creation and delivery of leading-edge wireless backhaul solutions. With more than 25 years in management of large-scale, multidisciplinary projects and sizeable R&D organizations, Mr. Reina brings a wide breadth of experience along with a sharp focus on innovation and product delivery. Mr. Reina holds a B.Sc. (cum laude) in Electrical Engineering and a M.Sc. (summa cum laude) in Management from Ben-Gurion University.

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

Flavio Perrucchetti serves as our Regional President, Europe. Mr. Perrucchetti joined Ceragon in August 2011 from SIAE Microelettronica, where he was the Head of Sales & Marketing for Europe from 2007.  Prior to that, he was engaged for more than 20 years in sales and marketing activities and management in the telecommunications market, and served as the Head of Sales for Europe & Key Accounts Manager for Italy for a major telecom service provider, and Head of International Sales & Marketing for a major microwave manufacturer where he had responsibility for Latin America, the Far East and Northern Europe. Mr. Perrucchetti holds a Masters Degree in Biology and did graduate study in Environmental Chemistry at the Università degli Studi di Milano.

Ram Prakash Tripathi serves as our Regional President, APAC. Mr. Tripathi joined Ceragon in September 2002. Prior to joining Ceragon, Mr. Tripathi held senior managerial positions at several companies including Stratex and Reliance, and has over 20 years of experience in the telecommunications industry. Mr. Tripathi holds a Bachelor of Engineering degree in Electronics & Communication from the Dr. Babasaheb Ambedkar University, in Aurangabad, Maharashtra, India.

Amit Ancikovsky serves as our Regional President, Latin America and Africa. Mr. Ancikovsky joined Ceragon in 2013. Prior to joining to Ceragon, Mr. Ancikovsky held a number of management positions at Airspan Networks Inc., including President of Sales & Products. Before that, Mr. Ancikovsky served as the Chief Financial Officer and Head of Business Development for Gilat Networks Latin America, a world leader in VSAT technologies. Mr. Ancikovsky holds a Bachelor’s degree in Accounting and Economics and a Law degree from the Hebrew University in Jerusalem.

Charles (Chuck) Meyo serves as our Regional President, North America. Mr. Meyo joined Ceragon in May 2012. Prior to joining Ceragon, Mr. Meyo served as Vice President of Global Channels and Americas Sales at Narus, Inc. and thereafter worked within the Boeing Defense, Space and Security division (following the acquisition of Narus, Inc. by the Boeing Company in 2011). Prior to that, Mr. Meyo was the Sales Vice President of the IBM Global Accounts and Alliances organization at Avaya and held a variety of successful sales and management roles at Lucent Technologies and AT&T. Mr. Meyo holds a Bachelor’s degree in Arts and Sciences from the The Ohio State University in Columbus, Ohio.

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since September 2001 and served as a director of RADVision Ltd. from June 2003 until June 2012. From November 2005 until December 2008, Mr. Atsmon was a director of VocalTec Communications Ltd. From April 2001 until October 2002, he served as Chairman of Discretix Ltd.  From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development.  Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion.  Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules and is our audit committee chairman and financial expert.

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

B.	Compensation

a)	Aggregate Executive Compensation

During 2014, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other executives who left the Company, consisted of approximately $4.2 million in salary, fees, bonus, commissions and directors' fees and approximately $0.3 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2014, we granted to our directors and executive officers, in the aggregate, options to purchase 437,000 ordinary shares and 37,000 restricted share units (RSUs) under our Amended and Restated Share Option and RSU Plan. The exercise price of the options range from $1.08 to $3.14 per share, while the RSUs are granted at par value of the ordinary shares. Share options will expire 10 years after the date of grant.

Other than payment of fees to our independent directors as required by the Companies Law, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our board of directors; We currently pay each of our independent directors an annual fee of 52,700 NIS (equivalent to approximately $13,500) and a meeting attendance fee of NIS 930-1,860 (equivalent to approximately $240 - 475), including for meetings of committees of the Board of Directors. These cash amounts are subject to adjustment for changes in the Israeli consumer price index. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

b)	Individual Compensation of Covered Executives

The following information describes the compensation of our five most highly compensated officer holders with respect to the year ended December 31, 2014. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.” All amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and are based on the following components:

•
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Executive, payments, contributions and/or allocations for pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company's guidelines.

•
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Executive’s with respect to the year ended December 31, 2014, paid in accordance with the Covered executive's performance of targets as set forth in his bonus plan, and approved by the Company's compensation committee and board of directors.

•
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2014, with respect to equity-based compensation granted in 2014 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 14c of our audited consolidated financial statements.

(1)	Charles (Chuck) Meyo – Regional President North America. Salary Costs - $306,733; Bonus Costs - $528,000; Equity Costs - $56,379.

(2)	Ira Palti – CEO. Salary Costs - $312,205; Bonus Costs - $0; Equity Costs - $408,119.

(3)	Trevor Gordon – Regional President Africa*. Salary Costs - $280,804; Bonus Costs - $201,513; Equity Costs - $31,073.

(4)	Thomas Knudsson – Regional President Europe*. Salary Costs - $284,220; Bonus Costs - $48,511; Equity Costs - $40,920.

(5)	Amit Ancikovsky – Regional President Latin America & Africa. Salary Costs - $288,444; Bonus Costs - $37,771; Equity Costs - $41,893.

*Terminated their service with the Company at the end of 2014.

C.	Board Practices

Corporate Governance Practices

We are incorporated in Israeli and therefore are subject to various corporate governance practices under the Israeli Companies Law, relating to such matters such as external directors, audit committee (hereinafter referred to as “corporate audit committee”), internal auditor and approvals of interested parties transactions. These matters are in addition to the ongoing listing conditions of the NASDAQ and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information see Item 16G: “CORPORATE GOVERNANCE,” below.

General Board Practices

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

The Board may, subject to the provisions of the Israeli Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Israeli Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed a corporate audit committee under the Israeli Companies Law that has three members, a financial audit committee that has three members and a compensation committee that has three members.

Terms and Skills of Directors

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions.

Our directors, other than external directors, are elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Following the amendment of our Articles of Association in December 2012, which included cancellation of the previous division into two classes of directors, and alignment of the appointment dates of our board members, so that members of the board who were appointed in any annual general meeting following the 2012 annual general meeting and prior to the 2015 annual general meeting, were appointed for a term ending on the 2015 annual general meeting. Beginning with the 2015 annual general meeting, all directors (other than external directors) shall be appointed together on the same annual general meeting, for a term of three years.

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

Qualification.  To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had, during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder and in a company that does not have a 25% shareholder, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term “affiliation” includes:

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

“Control” is defined in the Securities Law as the ability to direct the actions of a company but excluding a power that is solely derived from a position as a director of the company or any other position with the company; a person who is holding 50% or more of the “controlling power” in the company – voting rights or the right to appoint a director or a general manager – is automatically considered to possess control.

In addition, no person can serve as an external director if the person’s position or other activities creates, or may create, a conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

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

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each, provided that the external director is not a related or competing shareholder or a relative of such shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ is a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, if at the time of the appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the Company or are competitors of the Company. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the corporate audit committee, followed by the board, have approved that considering the expertise and special contribution of the external director to the work of the board and its committees, the appointment for a further term of service is beneficial to the Company.

Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding one percent or more of a company's voting rights or the external director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the Company.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either “accounting and financial expertise” or “professional qualifications and (2) at least one of the external directors must “accounting and financial expertise.”  A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the Company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications”  is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the Company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities, (B) a senior public position or a senior position in the public service, or (C) a senior position in the Company’s main fields of business.

Compensation. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see “Remuneration of Directors” below.

Our External Directors. Yair Orgler and Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009 and again in December 2012, at the respective annual meeting of shareholders, Messrs. Orgler and Patir were appointed for a second and third terms as external directors.  Their third terms will expire in March 2016.  Our board of directors has determined that Prof. Orgler has the “accounting and financial expertise” and that Mr. Patir has the “professional qualifications required by the Companies Law.”

Remuneration of Directors

Directors’ remuneration should be consistent with our compensation policy for office holders (see below) and requires the approval of the compensation committee, the board of directors and the shareholders (in that order).

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

In addition, according to regulations promulgated under the Companies Law with respect to the remuneration of external directors (the “Remuneration Regulations”), the compensation committee and shareholder’s approval may be waived if the remuneration to be paid to the external directors is between the fixed and maximum amounts set forth in the Remuneration Regulations; According to these regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the Company’s level, respectively.  However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual remuneration, the participation award and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations. We pay our external directors and, in accordance with Amendment 20 to the Companies Law (see under “COMMITTEES OF THE BOARD OF DIRECTORS” – “COMPENSATION COMMITTEE” below), to Mr. Atsmon, a member of the compensation committee, a fixed annual fee, a fixed participation fee and reimbursement of expenses. In addition, we have granted our external directors and Mr. Atsmon options to purchase the Company’s shares.

Additionally, according to other regulations promulgated under the Companies Law with respect  to relief in approval of certain related party transactions (the “Relief Regulations”), shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the Company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the Company objects to such exemption from shareholders’ approval requirement such objection to be submitted to the Company in writing not later than fourteen days from the date the Company notifies its shareholders regarding the adoption of such resolution by the Company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Neither we nor any of our subsidiaries has entered into a service contract with any of our current directors that provide for benefits upon termination of their service as directors.

Committees of the Board of Directors

Financial Audit Committee

In accordance with the Securities Exchange Act of 1934, rules of the Securities and Exchange Commission under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or  subsidiary's) financial statements during the past three years; and (v) financially literate and one of whom has been determined by the board to be the audit committee financial expert. Currently, Messrs. Joseph Atsmon, Yair Orgler and Avi Patir serve on our financial audit committee, each of whom has been determined by the board to meet the NASDAQ standards described above. Mr. Atsmon is the chairman of our financial audit committee and its financial expert (see also Item 16A: “AUDIT COMMITTEE FINANCIAL EXPERT,” below).

We have adopted a financial audit committee charter as required by the Nasdaq Rules. The duties and responsibilities of the financial audit committee include: (i) recommending the appointment of the Company's independent auditor to the board of directors, determining his compensation and oversee the work performed by him;(ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

Corporate Audit Committee

Under the Israeli Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors.  In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or any relative thereof; (iii) any director employed by or providing services on a regular basis to, the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder.  The chairman of such audit committee must be an external director. Messrs. Yair Orgler and Avi Patir serve as our two external directors. Both, as well as Mr. Joseph Atsmon, meet the independence criteria defined in the Companies Law. Mr. Orgler is the chairman of our corporate audit committee.

The duties and responsibilities of our corporate audit committee include (i) identification of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) review and approval of certain transactions and actions of the Company, including the approval of related party transactions that require approval by audit committee under the Companies Law; defining whether certain acts and transactions that involve conflict of interests are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii)  recommend the appointment of the internal auditor and its compensation to the board of directors; (iv) examine the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, among others, the Company's size and special needs;  (v) set procedures for handling complaints made by the Company's employees in connection with management deficiencies and the protection to be provided to such employees; and (vi) perform such other duties that are or will be designated solely to audit committee in accordance with the Companies Law and the Company's Articles of Association.

Those who are not entitled to be members, shall not attend corporate audit committee's meetings or take part in its decisions, unless the chairman of the corporate audit committee has determined that such person is required for the presentation of a certain matter.  Nevertheless an employee who is not a controlling shareholder or a relative thereof, may be present at the discussion, pursuant to the Committee's request, but not in the decision taking, and the legal counsel and secretary, not being controlling shareholders or relatives thereof, may be present during the discussion and decision making – pursuant to the Committee's request.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members meet the independence criteria set forth in the Companies Law, and at least one of them is an external director.

Compensation Committee

General. According to Amendment 20 to the Israeli Companies Law entered into effect in December 2012 (“Amendment 20”), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors which shall be the majority of its members and one thereof must serve as the chairman of the committee. The remaining members of the Committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements (Corporate Audit Committee), as described above. Shortly after Amendment 20 came into effect, we appointed a new compensation committee that includes our two external directors, Messrs. Yair Orgler and Avi Patir, and Mr. Joseph Atsmon; at the annual general meeting of shareholders held in September 2013, and our shareholders approved the payment of fees in cash to Mr. Atsmon, similar to the payment received by our external directors, in order to qualify him as a compensation committee member under Amendment 20. Mr. Patir is the Chairman of our Compensation Committee.

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

In addition, our compensation committee administers our Amended and Restated Share Option and RSU Plan. The Board has delegated to the compensation committee the authority to grant options and RSUs this plan and to act as the share incentive committee pursuant to this plan, provided that such grants are within the framework determined by the Board, and that the grant of equity compensation to our office holders also require Board's approval.

The attendance and participation in the meetings of the compensation committee is limited, similarly to the limitations on attendance and participation in meetings of the corporate audit committee.

The quorum for discussions and decisions shall be the majority of the members, provided that the majority of the present members are independent directors and at least one of them is an external director.

Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. As stated above, Israeli law does not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation; nor do they require that the Company adopt and file a compensation committee charter. Instead, our board of directors has determined that out compensation committee conduct itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law (see also under Item 16G: “CORPORATE GOVERNANCE,” below).

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

The terms of office and employment of the chief executive officer, regardless of whether such terms conform to the Company's compensation policy, must be approved by the compensation committee, the board of directors and  then by the shareholders, by a special majority of either (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

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

The terms of office and employment of our directors, regardless of whether such terms conform to the Company's compensation policy, must be approved by the compensation committee, the board of directors and then by the shareholders, but, in case that such terms are inconsistent with the company's compensation policy, such shareholders' approval must be obtained by the special majority detailed above.

Compensation Policy

As required by Amendment 20, our shareholders, following the approval of the board of directors and the recommendations of the compensation committee, approved and adopted a compensation policy on September 12, 2013, which sets forth the Company’s policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which takes into account, among other things, providing proper incentives to directors and officers, management of risks by the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.  The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

Approval of Certain Transactions with Related Party

The Companies Law requires the approval of the corporate audit committee or the compensation committee, thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

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

Such extraordinary transactions with controlling shareholders require the approval of the corporate audit committee or the compensation committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

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

In addition, the approval of the corporate audit committee,  followed by the approval of the board of directors and the shareholders,  is required to effect a private placement of securities, in which either (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights or (ii) a person will become a controlling shareholder of the company.

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

Each person listed in the table under “Directors and Senior Management” above is considered an office holder under the Companies Law.

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

Pursuant to the Companies Law and the Securities Law, the Israeli Securities Authority (“ISA”) is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law (for further details see in “Administrative Enforcement” below); and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

Our Articles of Association allow us to indemnify and insure our office holders to the full extent permitted by law.

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

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or  which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or  in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder inrelation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party,  pursuant to certain provisions of the Securities Law.

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

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is chief executive officer or a director, also by our shareholders. However, according to the Relief Regulations, shareholders’ approval for the procurement of directors’ insurance is not required if the insurance policy is approved by our compensation committee and (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement, such objection to be submitted to the company in writing not later than 14 days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors’ and officers’ liability insurance for the benefit of our office holders, which includes directors. This policy was approved by our compensation committee, after confirming that its terms are within the framework set forth for insurance coverage under our compensation policy.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the Israel Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law. Furthermore, the Securities Law requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

As detailed above, under the Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law. Our Articles of Association and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Securities Law (see “EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICER” above).

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the corporate audit committee (see under “Committees of the Board of Directors” – “Corporate Audit Committee”, above). The internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law, integrity and orderly business procedure.  The internal auditor has the right to request that the chairman of the corporate audit committee convene a corporate audit committee meeting, and the internal auditor may participate in all corporate audit committee meetings.

We have appointed the firm of Chaikin, Cohen, Rubin & Co., Certified Public Accountants (Isr.) as our internal auditor. Our internal auditor meets the independence requirements of the Companies Law, as detailed above.

Dividends

Dividends may be paid only out of accumulated retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law (the “Profit Test”), in each case provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due (the “Redemption Ability Test”). Notwithstanding the foregoing, dividends may be paid with the approval of a court even if the Profit Test is not met, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying the Redemption Ability Test. Dividends may be paid in cash, assets, shares or debentures. For further information, please see “Financial Information” – “Dividends,” under Item 8 below.  In connection with the 2013 Credit Facility, we undertook not to distribute dividends (unless certain terms are met) without the Banks’ prior written consent pursuant to the agreement.

Mergers and Acquisitions under Israeli Law

In general, a merger of a company requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. However, in accordance with our Articles of Association a shareholder resolution approving a merger of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a ”control block” (i.e., shares conferring twenty-five percent or more of the voting rights at the general meeting),  or if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of a “control block ,” or  a holder of 45% or more of the voting power in the company, respectively. These requirements do not apply if, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of a “control block,” or 45% or more, of the voting power in the company, unless there is already a holder of a “control block” or 45% or more, respectively, of the voting power in the company), (2) was from a holder of a “control block” in the company and resulted in the acquirer becoming a holder of a “control block,” or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offer or is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer or and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of such full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate as a condition of such tender offer that any tendering shareholder renounce its appraisal rights.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3, Risk Factors: “Provisions of our Articles of Association, Israeli law and financing documents could delay, prevent or make difficult a change of control and therefore depress the price of our shares.”

D.	Employees

As of December 31, 2014, we had 1016 employees worldwide, of whom 220 were employed in research, development and engineering, 533 in sales and marketing, 83 in management and administration and 180 in operations.  Of these employees, 340 were based in Israel, 34 were based in the United States, 334 were based in EMEA (not including Israel), 201 were based in Latin America and 107 were based in Asia Pacific.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 31, 2015.  The percentage of outstanding ordinary shares is based on 77,157,473 ordinary shares outstanding as of March 31, 2015.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Range of exercise prices per share of stock options	Number of RSUs Held (2)
Zohar Zisapel(3)	10,738,341	13.9	300,000	$1.08 -$11.75	-
Ira Palti	1,107,061	1.4	1,385,687	$2.53-$13.04	55,688
All directors and senior management as a group consisting of 12 people(4	12,575,757	16.3	2,695,538	$1.08-$13.04	79,371

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days as of March 31, 2015.

(2)
Each stock option is exercisable into one ordinary share, and expires 10 years from the date of its grant.  Of the number of stock options listed, 300,000, 1,105,000 and 2,134,354 options, are vested or shall become vested within 60 days of March 31, 2015 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. Of the number of RSU’s listed, 0, 2,061 and 3,062, respectively, are vested or expected to vest within 60 days as of March 31, 2015, for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively.

(3)	The number of ordinary shares held by Zohar Zisapel includes 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 31, 2015 (including options held by each such person and which are vested or shall become vested within 60 days as of March 31, 2015) and have therefore not been separately disclosed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Israeli Tax Ordinance (New Version), 1961. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The compensation committee of our board of directors administers the plan. Generally, the options expire six years from the date of grant. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. In September, 2010, our board of directors amended the  share option plan so as to enable to grant restricted share units (“RSUs”) pursuant to such plan (the “Amended and Restated Share Option and RSU Plan”, or “the Plan”).  In December 2012, our board of directors extended the Plan for an additional ten-year period through December 31, 2022.  The Plan has been approved by the Israeli Tax Authority as is required by applicable law. The following tables present option and RSUs grant information for the Plan as of December 31, 2014.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
18,867,684	1,251,780	5,699,012	$7.46

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
1,378,004	---	654,306	$0.00

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2014:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	3,444,604	580,405

All other grantees	2,908,714	1,248,502

Amendment of the Plan

Subject to applicable law, our board of directors may amend the Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board last amended the Plan in August 2014, elaborating on the authority originally granted to our compensation committee to include in the notice of grant a provision regarding the acceleration of the vesting period of any option granted upon the occurrence of certain events, to the effect that such acceleration may also be granted under a “Double Trigger Mechanism,” which means that following the occurrence of any of those certain events defined in the Plan, and during a one year period starting from completion of such event, the grantee's employment with the Company is terminated or there is a change in the grantee's position in the Company so that he is not offered to continue to be employed in a comparable or more senior position and/or on comparable or more favorable terms.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 31, 2015 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (1)	10,738,341	13.9%

(1)
Based on 77,157,473 ordinary shares issued and outstanding as of March 31, 2015.
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholders and the chairman of the board.

As of March 31, 2015, approximately 95.1% of our ordinary shares were held in the United States and there were 30 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95.08% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, together with Nava Zisapel, as of March 31, 2015, beneficially owns 4.65% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 13.9% of our ordinary shares as of March 31, 2015.  Zohar and Yehuda Zisapel are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, and with Nava Zisapel, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech and pharmaceutical companies:

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

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. The aggregate amount of these expenses was approximately $1.7 million in 2014.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $0.1 million in 2014.

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

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility, located in Tel Aviv, Israel is approximately 60,562 square feet in size. The leases for the majority of this facility will expire in December 2017. Additionally, we lease space in Paramus New Jersey, U.S. from a real estate holding company controlled by Yehuda Zisapel and Zohar Zisapel.  This facility is approximately 5,900 square feet in size. The lease for this facility is valid until April 2015. The aggregate amount of rent and maintenance expenses related to these properties was approximately $2.1 million in 2014.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $4.1 million for the year ended December 31, 2014.

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

Export Sales

In 2014, our sales to end users located outside of Israel amounted to $367.3 million, or 99.0% of our $371.1 million revenues for this year.

Legal Proceedings

On January 5, 2015, a motion to approve a purported class action, naming the Company, its chief executive officer and its directors as defendants, was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company’s follow on public offering in July 2014.

The purported class action is based on Israeli law and alleges breaches of duties by the company and its management, by making false and misleading statements in the company’s SEC filings and public statements, during the period between July and October 2014.  The plaintiff's principal claim is that immediately prior to the follow on public offering, the defendants presented misleading guidance concerning the expected financial results for the third quarter of 2014, indicating an anticipated improvement in the rate of gross profit based on orders which were already received by the Company at the time of such presentation. Although the plaintiff admits that, in accordance with the actual results for the third quarter, the Company did meet the guidance as far as revenues were concerned, the actual rate of gross profit turned out to be much lower than the one anticipated. Plaintiff argues that at the time such guidance was presented by the defendants, they already knew, or should have known, that it was incorrect. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs.

The motion was received by the Company on January 6, 2015. Based on an initial review, the Company believes that the District Court should deny the motion and intends to aggressively oppose it. The time frame for the initial procedure, i.e. until the District Court decides whether to approve the motion or to deny it, is expected to last several months.

We are not a party to any other material legal proceedings.

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

Significant Changes

See Item 5 above “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - LIQUIDITY AND CAPITAL RESOURCES” for a description of the April 2014 amendment to the Credit Facility.
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

The table below sets forth for the periods indicated the high and low market (sale) prices of our ordinary shares as reported on NASDAQ:

	Ordinary Shares
Annual	High	Low
2010	$13.42	$6.88
2011	14.34	7.25
2012	9.76	3.91
2013	5.15	2.35
2014	3.84	0.93

Quarterly 2013
First Quarter	$5.15	$4.25
Second Quarter	4.38	3.11
Third Quarter	4.30	3.00
Fourth Quarter	4.35	2.35

Quarterly 2014
First Quarter	$3.84	$2.8
Second Quarter	2.95	2.13
Third Quarter	2.69	2.0
Fourth Quarter	2.39	0.93
Quarterly 2015
First Quarter	$1.35	$0.88

Monthly	High	Low
October 2014	$2.39	$1.20
November 2014	1.36	1.01
December 2014	1.19	0.93
January 2015.	1.04	0.88
February 2015	1.28	0.88
March 2015	1.35	1.05

ITEM 10.                    ADDITIONAL INFORMATION

Memorandum and Articles of Association

A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The memorandum and articles of association as amended in October 2007, September 2011 and December 2012 were previously provided in our annual report on Form 20-F for the years 2007, 2011 and 2012, respectively and are incorporated herein by reference.

In 2014, we revoked our memorandum and amended our articles of association, mainly to increase our share capital, as follows:

Revocation of Memorandum. The Company was lawfully established in Israel in 1996, in accordance with the provisions of the Israeli Companies Ordinance (the “Companies Ordinance”). Under the Companies Ordinance it was mandatory for a company to adopt a memorandum of association, which had to include provisions regarding a company's name, purposes, limitation of liability and share capital. Accordingly, the Company adopted a memorandum of association (the "Memorandum"), which included all required provisions. In July 2014 we completed a procedure for the revocation of our Memorandum, for the following reasons: (i) The Memorandum was an archaic incorporation document which was no longer relevant, for Israeli companies in general and for the Company in particular, in order to properly conduct their business. Thus, the Companies Law, entered into effect on January 1, 2000, canceled the obligation for companies established after that date to submit a memorandum of association as part of their incorporation documents; (ii) In accordance with the Companies Law, the Company adopted its articles of association (the “Articles”) which include detailed provisions with respect to the Company's share capital, corporate conduct, etc., including all provisions referred to in the Memorandum. The Articles are the principal incorporation document of the Company and are updated by the Company from time to time, as needed; and (iii) Our board believed that revoking the Memorandum and thereby enabling the Articles to remain the Company's sole incorporation document and constitution, will allow more flexibility in the implementation of possible organizational or other corporate changes the Company may propose to adopt in the future. For example, the revocation of the Memorandum allowed the Company to act in accordance with a single set of rules governing decision making, as set forth in the Articles, and by a simple majority, without the need to also amend the Memorandum with all the difficulty this entails (e.g. any such amendment required a 75% majority shareholder vote).

In accordance with the Companies Law and regulations promulgated thereunder, revocation of the Memorandum could only be achieved by way of following a certain process conducted by the District Court in Tel-Aviv (the ”Court”). Under the relevant regulations, on April 29, 2014, the Company filed a motion with the Court requesting the Court to permit the Company to convene a special general meeting of shareholders for the purpose of revoking the Memorandum. The Court granted this motion on the same day, following which the Company held special general meeting of shareholders on July 6, 2014. The resolution to revoke the Memorandum was approved by our shareholders, by the required majority of 75% of the voting power represented at the meeting, after which the Company applied to the Court again, to approve the shareholders’ resolution and the revocation of the Memorandum. The Court granted this motion too, and the revocation of the Memorandum became effective as of July 15, 2014.

Amendment of Articles. Under our Articles, there were two references to the Memorandum and a specification of the Company’s authorized share capital, which was six hundred thousand New Israeli Shekels divided into 60,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each.

Such authorized share capital of the Company was exploited almost in full following the Company's public offering of its ordinary shares from November 2013. As the Company wished to maintain a sufficient reserve of authorized but unissued ordinary shares available for corporate purposes, including without limitation, offerings of its ordinary shares, the issuance of its ordinary shares in connection with any future merger and acquisition transaction and any other corporate transaction or equity grant, unless the authorized shares were increased the ability of the Company to perform such actions would have been impaired. In parallel to the approval of the revocation of the Memorandum by our shareholders, shareholders also approved the deletion of the references to the Memorandum in the Articles (a technical amendment, in order to clean-up the Articles following the revocation of the Memorandum) and an increase in the Company's share capital from NIS 600,000 to NIS 1,200,000 divided into 120,000,000 ordinary shares of a nominal value of One Agora (NIS 0.01) each, by amending Section 4 of the Articles to reflect such increase. The above-mentioned amendments of the Articles were made subject to the approval of the revocation of the Memorandum by our shareholders and by the Court.  Hence, following such approval by our shareholders and by the Court, the amendments to the Articles came into effect on July 15, 2014.

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

Taxable income of Israeli company is subject to tax at the rate of 26.5% in 2014 onward.

However, the effective tax rate payable by a company that derives income from an approved enterprise and beneficiary enterprise, discussed further below, may be considerably lower.  See “The Law for the Encouragement of Capital Investments, 1959” below.

The Law for the Encouragement of Capital Investments, 1959

Tax Benefits before the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See “Tax Benefits under the 2005 Amendment” below regarding an amendment to the Investments Law that came into effect in 2005 and the new amendments to the Investments Law that came into effect in 2011.

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

Taxable income of a company derived from an approved enterprise is subject to reduced corporate tax at the rate of 10% to 25% for the benefit period.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right, provided that such income is generated within the approved enterprise’s ordinary course of business.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven).  Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years).  The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed.  The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits.  This rate is generally 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders.  The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from approved enterprises, which is 15% and 20% starting January 1, 2014, if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors’ company.

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

Tax Benefits under the 2005 Amendment

On April 1, 2005, an amendment to the Investments Law (the “Amendment”) came into force. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, whose benefits will remain as they were on the date of such approval. However, a company that was granted benefits according to section 51 of the Investments Law (prior to the amendment) would not be allowed to choose a new tax year as a year of election (as described below) under the new amendment for a period of 2 years from the company’s previous year of commencement under the old Investments Law.

The Company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision. However, if the Company is granted any new benefits in the future, they will be subject to the provisions of the amended Investments Law. Therefore, the above discussion is a summary of the Investment Law prior to its amendment and the following is a discussion of the relevant changes contained in the new legislation.

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

Tax Benefits under the 2011 Amendment

As of January 1, 2011, new legislation amending to the Investment Law came into effect. The new legislation introduced a new status of “Preferred Company” and ”Preferred Enterprise,” replacing the existed status of “Beneficiary Company” and “Beneficiary Enterprise.” Similarly to “Beneficiary Company,” a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Under the new legislation, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises during the benefits period.  The uniform corporate tax rate will be 7% in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel in 2013, and 9% and 16%, respectively, in 2014. Certain “Special Industrial Companies“ that meet certain criteria will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.

Dividend distributed from income which is attributed to ”Preferred Enterprise”/”Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual –20% in 2014 (iii) non-Israeli resident at 20% in 2014, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the new legislation shall not apply to a company already owning “Beneficiary Enterprise” or “Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the new legislation, unless such company has otherwise elected to implement the new legislation.

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

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014) (hereinafter: “Added Tax”).

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company is holding 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%.  Dividends received by the U.S. company or the U.S. individual distributed from income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.”  Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which includes an exchange of information program.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 20% for U.S. holders that are individuals, estates or trusts).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares may be subject to limitations.

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

Medicare Tax

Certain non-corporate U.S. holders may also be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2014.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2014, U.S. holders who acquired our ordinary shares in 2014 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions”, which could result in a reduction in the after-tax return to such U.S. holder.  In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution.  Under these rules, the distributions that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares.  The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years.  The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses.  In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.  Furthermore, if we are a PFIC, each U.S. holder generally will be required to file an annual report with the IRS.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2014 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  Holders should consult their own tax advisors regarding their tax reporting obligations.

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

        We do not use derivative financial instruments for trading purposes. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required.  We are exposed to certain other types of market risks, as described below

Foreign Currency Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS and NOK. Because our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2014 a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $1.9 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $1.9 million in our net assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2014, we had outstanding forward contracts in the amount of $30.0 million for a period of up to twelve months.  During the year ended December 31, 2014 we recognized a loss of $0.7 million as a result of derivative instruments. We invest in investment grade corporate government bonds and dollar deposits with banks. Because these investments typically carry fixed interest rates, financial income over the holding period is not sensitive to changes in interest rates.

        We do not invest in interest rate derivative financial instruments.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

As of December 31, 2014, approximately 100% of the net offering proceeds remaining from our initial public offering and from our follow-on offerings were invested in short-term investments.  During fiscal year 2014, we used the proceeds for capital expenditures and general corporate purposes.

ITEM 15.                    CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely.  Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report were not effective because of a material weakness in our internal control over financial reporting in our entity in Brazil, as described below.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the Company’s evaluation, our management, including the CEO and CFO, has identified a material weakness related to our legal entity in Brazil, which accounted for approximately 10% of our total revenue for the year ended December 31 2014 and approximately 9% of our total assets as of December 31, 2014, finding that we did not maintain effective controls over our financial reporting and closing procedures as of December 31, 2014. This material weakness resulted from the fact that our accounting and supervisory personnel in Brazil did not have adequate accounting experience to enforce compliance with all the procedures that had been defined to ensure appropriate financial reporting. This deficiency could result in a material misstatement of the annual or interim consolidated financial statements that will not be prevented or detected.

Notwithstanding the identified material weakness, after taking alternate measures to check the appropriateness of financial reporting over the main risk items, management believes the consolidated financial statements included in this Annual Report fairly represent in all material respects our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. GAAP.
In addition, with the oversight of chief executive officer and chief financial officer, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness. Such remediation initiatives, among others will include:

Remediation of material weakness

With the oversight of CEO and CFO, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness. Such remediation initiatives, among others will include:

•	We plan to retain more qualified accounting personnel and continue to enhance our internal finance and accounting organizational structure in Brazil.
•	We intend to make some organizational changes that will strengthen corporate supervision over the financial reporting and controls in Brazil
•
We have started a process of enhancing the supervisory procedures to include additional levels of analysis and quality control reviews within the accounting and financial reporting functions in Brazil.

•	We intend to examine the current supporting system in Brazil and assess whether an upgrade or enhancement is required to improve controls

Because of this material weakness in Brazil legal entity, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014. Notwithstanding the foregoing, there can be no assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within Company to comply with these procedures.

(c)       Attestation Report of Independent Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under Item 18: “Financial Statements” on pages F-3 – F-4, and such report is incorporated herein by reference.

(d)      Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31,2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                    [RESERVED]

ITEM 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Joseph Atsmon is the audit committee financial expert. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.                 CODE OF ETHICS

In November 2003, the Company’s board of directors adopted a Code of Ethics that applies to the chief executive officer, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics Compliance Program. On October 2014 we amended and expended the Company’s Ethics Compliance Program. A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).  In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2013		2014
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$719,500	76	$690,000	81
Tax Fees (2)	72,000	8	87,000	10
Other Services(3)	161,000	16	75,000	9
Total	$952,500	100	$852,000	100

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice
(3)	Other consulting services

Policies and Procedures

Our financial audit committee is in charge of a policy and procedures for approval of audit and non-audit services rendered by our independent auditors. The policy requires the financial audit committee’s approval of the scope of the engagement of our independent auditor.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.  All of the fees listed in the table above were approved by our financial audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The chart below provides information on purchases of our ordinary shares by affiliates during the year ended December 31, 2014:

Issuer Purchases of Equity Securities
Period	Total Number of Shares Purchased		Average Price Paid per Share	Acquirer of Equity Securities
November, December 2014	1,227,942	1	$1.05	Zohar Zisapel, our chairman and a principal shareholder
August 2014	2,500,000	2	$2.00	Michael and Klil Holdings (93) Ltd. , a company controlled by Zohar Zisapel, our chairman and a principal shareholder

1.	Ordinary Shares purchased during the year.
2.	Ordinary Shares purchased in a follow on public equity offering of the Company’s Ordinary Shares that took place in August 2014.

ITEM 16F.                  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Further, the Nasdaq Rules require us to adopt and file a compensation committee charter. We have decided to follow home country practice in lieu of adopting and filing such charter. Our compensation committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                    FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-51 hereof.

Index to Consolidated Financial Statements	PAGE
Reports of Independent Registered Public Accounting Firm	F-2 – F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income (Loss)	F-7
Consolidated Statements of Comprehensive Income (Loss)	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-11
Notes to Consolidated Financial Statements	F-12 – F-53

ITEM 19.                    EXHIBITS

1.2	Articles of Association, as amended July 15, 2014±
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
4.4
Credit Facility, dated as of March 14, 2013  (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd.  (English summary of the material terms) ±

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) ±±
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms)
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms)
4.8	Amended and Restated Share Option and RSU Plan, as Amended August 10, 2014
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.
± Previously filed as exhibits 1.2 and 4.4 to the Company’s Annual Report on Form 20-F for the year 2012 and incorporated herein by reference.
±± Previously furnished as exhibit 99.3 in a Report on Form 6-K which exhibit was incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-183316), and incorporated herein by reference.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2015 expressed an adverse opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified a material weakness in its legal entity in Brazil associated with inadequate accounting and supervisory personnel to enforce compliance of defined procedures to ensure appropriate financial reporting.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect  our report dated April 2, 2015 which expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2015	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$42,407	$41,423
Short-term bank deposits		446	413
Marketable securities	3	5,499	535
Trade receivables (net of allowance for doubtful accounts of $ 6,519 and $ 8,404 at December 31, 2013 and 2014, respectively)		131,166	162,626
Other accounts receivable and prepaid expenses	4	34,205	22,898
Deferred tax assets, net	15f	7,198	3,522
Inventories	5	64,239	61,830

Total current assets		285,160	293,247

NON-CURRENT ASSETS:
Marketable securities	3	3,985	-
Deferred tax assets, net	15f	6,542	239
Severance pay and pension fund		7,065	5,669
Other non-current assets		5,826	4,510

PROPERTY AND EQUIPMENT, NET	6	35,245	33,138

INTANGIBLE ASSETS, NET	7	7,213	5,070
GOODWILL	8	14,935	-

Total long-term assets		80,811	48,626

Total assets		$365,971	$341,873

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2013	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	10	$38,690	$40,600
Current maturities of long-term loan	10	8,232	8,232
Trade payables		77,979	101,752
Deferred revenues		7,968	17,667
Other accounts payable and accrued expenses	9	45,526	37,248

Total current liabilities		178,395	205,499

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	10	10,304	2,072
Accrued severance pay and pensions	12	13,635	11,452
Other long-term liabilities	13e,15j	28,559	18,298

Total long-term liabilities		52,498	31,822

COMMITMENTS AND CONTINGENT LIABILITIES	13

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 and 120,000,000 shares at December 31, 2013 and 2014; Issued: 55,938,691 and 80,612,389 shares at December 31, 2013 and 2014, respectively; Outstanding: 52,457,168 and 77,130,866 shares at December 31, 2013 and 2014, respectively		141	212
Additional paid-in capital		357,989	406,413
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2013 and 2014.		(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes		(1,569)	(4,111)
Accumulated deficit		(201,392)	(277,871)

Total shareholders' equity		135,078	104,552

Total liabilities and shareholders' equity		$365,971	$341,873

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2012	2013	2014

Revenues	16b	$446,651	$361,772	$371,112
Cost of revenues		308,354	249,543	286,670

Gross profit		138,297	112,229	84,442

Operating expenses:
Research and development, net	2n	47,487	42,962	35,004
Selling and marketing		77,326	67,743	56,059
General and administrative		27,519	26,757	23,657
Restructuring costs	2x	4,608	9,345	6,816
Goodwill impairment		-	-	14,765
Other income	13e,1b	-	(7,657)	(19,827)

Total operating expenses		156,940	139,150	116,474

Operating loss		18,643	26,921	32,032
Financial expenses, net	17	3,547	14,018	37,946

Loss before taxes on income		22,190	40,939	69,978

Taxes on income	15e	1,201	6,539	6,501

Net loss		$23,391	$47,478	$76,479

Net loss per share:

Basic and diluted net loss per share		$0.64	$1.23	$1.22

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		36,457,989	38,519,606	62,518,602

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Net loss	$23,391	$47,478	$76,479
Other comprehensive loss:

Change in foreign currency translation adjustment	803	1,311	1,853

Available-for-sale investments:
Change in net unrealized (gains) losses	(13)	(223)	(260)
Reclassification adjustment for net gains included in net income	57	97	735

Net change	44	(126)	475

Cash flow hedges:
Change in net unrealized (gains) losses	(772)	(1,295)	709
Reclassification adjustment for net gains (losses) included in net income	72	1,189	(495)

Net change (net of tax effect of $261, $17, and $(78))	(700)	(106)	214

Other comprehensive loss, net	147	1,079	2,542

Total of comprehensive loss	$23,538	$48,557	$79,021

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2012	36,324,997	$97	$311,911	$(20,091)	$(343)	$(130,523)	$161,051

Exercise of options	240,171	1	735	-	-	-	736
Share-based compensation expense	-	-	5,460	-	-	-	5,460
Other comprehensive loss, net					(147)		(147)
Net loss	-	-	-	-	-	(23,391)	(23,391)

Balance as of December 31, 2012	36,565,168	98	318,106	(20,091)	(490)	(153,914)	143,709

Exercise of options and RSU's	292,000	-	1,145	-	-	-	1,145
Issuance of shares, net of $ 361 issuance expenses	15,600,000	43	34,916	-	-	-	34,959
Share-based compensation expense	-	-	3,822	-	-	-	3,822
Other comprehensive loss, net	-	-	-	-	(1,079)	-	(1,079)
Net loss	-	-	-	-	-	(47,478)	(47,478)

Balance as of December 31, 2013	52,457,168	141	357,989	(20,091)	(1,569)	(201,392)	135,078

Exercise of options and RSU's	573,698	1	-	-	-	-	1
Issuance of shares, net of $ 400 issuance expenses	24,100,000	70	45,079	-	-	-	45,149
Share-based compensation expense	-	-	3,345	-	-	-	3,345
Other comprehensive loss, net	-	-	-	-	(2,542)	-	(2,542)
Net loss	-	-	-	-	-	(76,479)	(76,479)

Balance as of December 31, 2014	77,130,866	$212	$406,413	$(20,091)	$(4,111)	$(277,871)	$104,552

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net loss	$(23,391)	$(47,478)	$(76,479)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	15,030	15,645	13,498
Share-based compensation expense	5,460	3,822	3,345
Impairment of long-lived assets	-	2,559	2,367
Impairment of goodwill	-	-	14,765
Other than temporary impairment of marketable securities	-	2,108	3,471
Accrued severance pay and pensions, net	(488)	1,422	(787)
Decrease in accrued interest and exchange rate on bank deposits	84	-	-
Accrued interest and amortization of premium on marketable securities	(323)	(40)	-
Decrease (increase) in trade receivables, net	(9,459)	15,505	(33,876)
Decrease (increase) in other accounts receivable and prepaid expenses	(2,294)	2,767	11,283
Decrease in inventories	27,210	401	1,792
Increase (decrease) in trade payables	24,986	(24,067)	25,155
Increase (decrease) in deferred revenues	(21,589)	(8,751)	9,699
Decrease (increase) in deferred tax asset, net	(743)	3,572	9,788
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(7,274)	3,023	(16,300)

Net cash provided by (used in) operating activities	7,209	(29,512)	(32,279)

Cash flows from investing activities:
Purchase of property and equipment	(14,530)	(16,423)	(12,691)
Investment in short-term bank deposits	(1,266)	(679)	(36)
Proceeds from maturities of short-term bank deposits	7,920	635	69
Investment in marketable securities	(64)	(7,867)	-
Proceeds from sale of marketable securities	9,781	513	5,161

Net cash provided by (used in) investing activities	1,841	(23,821)	(7,497)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2013	2014
Cash flows from financing activities:
Proceeds and loans from financial institutions	27,000	23,690	22,691
Repayment of bank loan	(18,232)	(10,234)	(29,012)
Proceeds from issuance of shares, net	-	34,959	45,149
Proceeds from exercise of options	736	1,145	-

Net cash provided by financing activities	9,504	49,560	38,828

Effect of exchange rate changes on cash	(446)	(919)	(36)

Increase (decrease) in cash and cash equivalents	18,108	(4,692)	(984)

Cash and cash equivalents at the beginning of the year	28,991	47,099	42,407

Cash and cash equivalents at the end of the year	$47,099	$42,407	$41,423

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$2,326	$1,778	$2,572

Cash paid during the year for interest	$2,113	$2,597	$3,541

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist.  It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications.  Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base band digital units stations and remote radio heads.

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

As to principal markets and major customers, see notes 16b and 16c.

b.	Acquisitions:

On January 19, 2011 ("Acquisition Date"), the Company completed the purchase of all the share capital of Nera Networks AS (now called Ceragon Networks AS) and its subsidiaries (the "Nera") from Eltek ASA, pursuant to a Share Purchase Agreement dated January 19, 2011.

The consideration for all of the shares of Nera was $ 57,175. January 19, 2011 was considered to be the Acquisition Date, as control was obtained, assets were received and liabilities assumed. Eltek ASA undertook not to compete with the Company for a period of five years. In April 2014, the Company signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition from Eltek in January 2011. In May 2014, the Company received $ 16,800 in cash, net of associated legal expenses and recorded as part of other income in the consolidated statements of operations.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Cost reduction plans:

2012 Plan:
During the fourth quarter of 2012, and in order to meet the profitability plan in 2013 the Company initiated a restructuring plan to improve its operating efficiency. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan. The total restructuring costs in 2012 associated with exiting activities of the Company were $ 4,608, recorded in operating expenses, as restructuring costs. As of December 31, 2013 and 2014, the total liability balance for the restructuring plan was $ 206 and $ 0, respectively.

2013 Plan:
During the fourth quarter of 2013, the Company initiated a restructuring plan to reduce its operating cost and improve its efficiency, mainly by realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan and facilities related expenses for office closing and consolidations. The total restructuring costs in 2013 and 2014 associated with exiting activities of the Company were $ 9,345 and $ 978, respectively, recorded in operating expenses, as restructuring costs. As of December 31, 2013 and 2014, the total liability balance for the restructuring plan was $ 5,375 and $ 501, respectively, mainly due to facilities related expenses and termination of employment expenses.

2014 Plan:
During the fourth quarter of 2014, the Company initiated another restructuring plan to reduce its operating cost and improve its efficiency, mainly by relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly post termination benefits, write-off of property and equipment that is related to activities that were terminated and facilities related expenses for warehouse and office closing and relocations. The total restructuring costs in 2014 associated with exiting activities of the Company were $ 5,838, recorded in operating expenses, as restructuring costs. As of December 31, 2014, the total liability balance for the restructuring plan was $ 2,427.

d.	Liquidity and Capital Resources:

In March 2013, the Company entered into a syndicated credit agreement (the “Credit Facility”) with four financial institutions. Such agreement provides the Company with revolving credit facilities in the form of loans and bank guarantees, under which an aggregate sum of up to $ 73,500 of credit loans and up to $ 40,200 of bank guarantees shall be available. The Credit Facilities shall terminate, and all borrowings shall be repaid, upon March 14, 2016. Repayment may be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company. The financial covenants are mainly based on financial ratios that are related to the Company's total shareholders' equity, financial debt, trade receivables balance and working capital (For further information, see note 10). As of December 31, 2014 the Company utilized $ 50,904 out of $ 73,500 of available credit lines. As of December 31, 2014, the Company failed to meet one of its financial covenants and accordingly amended the Credit Facility subsequent to the balance sheet date.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

During the year ended December 31, 2014, the Company incurred net loss of $76,479 and had negative cash flow from operating activities in the amount of $ 32,279. As of December 31, 2014, the Company had $ 42,371 in cash and cash equivalents, short term bank deposits and short term marketable securities. The outstanding cash and cash equivalents includes $ 2,475 located in Venezuela, subject to regulated foreign currency exchange which impairs the availability of that cash outside of the country

The Company's management addressed its liquidity matters with the following initiatives:

In August 2014, the Company completed a public offering of its shares on NASDAQ. Total net proceeds from the issuance amounted to approximately $45,149 (see also note 14b).

In December 2014, the Company announced that it will realign its operations, reduce headcount and undertake other cost reduction measures in order to improve profitability (see also note 1c).

In March, 2015, subsequent to the balance sheet date, the Company has further amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates and fees through the termination date of the credit facility. According to the new terms, the Credit Facility shall be terminated on June 30, 2016. Additionally, the available loan facility shall be gradually reduced by $2,500 in July 1, 2015, and by additional $5,000 in October 1, 2015 and by additional $4,000 in January 1, 2016 and by additional $2,000 in February 28, 2016. Also, the amended Credit Facility includes an increase in the allowed accounts receivable discounting activities of one of the Company’s main  customers by $34,000 to an amount of up to $54,000, and gradual reduction in minimum cash covenant from $20,000 to $15,000 by October 1, 2015. The Company expects to meet the financial covenants according to the amended terms and conditions.

As of the date of these financial statements, the Company’s management believes that current cash and cash equivalent balances, short-term bank deposits and short-term marketable securities will be sufficient for its operational requirements through at least the following 12 months.

According to the Company's plans, it will have to extend the Credit Facility agreement, or to replace it with another financing arrangement in order to support the operations beyond June 30, 2016. The Company's management and board of directors believe that they will be able to obtain sufficient financial resources, however, there can be no assurances that the Company will be successful in obtaining sufficient financial resources when required.

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

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate and considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company's operations, the dollar is its functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been re-measured in accordance with ASC topic 830, "Foreign Currency Matters" ("ASC 830") as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.
Consolidated statement s of operations items - average exchange rates prevailing during the year.

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of Income (Loss) in financial income, net.

The financial statements of the Company's Brazilian subsidiaries, whose functional currency is not the dollar, have been re-measured and translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in EURO and U.S. dollars and bear interest at an average rate of 0.3% and 0% as of December 31, 2013 and 2014, respectively. The short-term bank deposits are presented at their cost, including accrued interest.

As of December 31, 2014, the short-term bank deposits in the amount of up to $ 407 are restricted for a period of up to 6 months against bank guarantees provided to customers (see also note 13c.)

g.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC topic 320, "Debt and Equity Securities", ("ASC 320").

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date.
The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity and in "total of comprehensive income (loss)" in consolidated statements of comprehensive income (loss). Realized gains and losses on sale of investments are included in "financial income, net" and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial income (expenses), net".

The Company periodically reviews its investments in marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is "other-than-temporary" as defined under ASC 320-10-35. The Company accounts for investments in marketable securities in accordance with, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments", that changed the impairment and presentation model for debt securities. Under the amended impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2012 no other-than-temporary impairments was recorded. During 2013 and 2014 the Company recorded other-than-temporary impairment in the amount of $ 2,108 and $ 3,471, respectively. For more information, see note 3.

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

Inventory includes costs of products delivered to customers and not recognized as cost of sales, where revenues in the related arrangements were not recognized.

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

In 2012, the Company began an implementation of new Enterprise Resource Planning systems ("ERP"). The Company capitalizes costs incurred related to the system according to of FASB ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of December 31, 2013 and 2014 the Company capitalized an accumulated total of $ 8,224 and $ 9,964, respectively. Amortization in 2013 and 2014 were approximately $ 394 and $ 990, respectively, and started on July 1, 2013 when the ERP was ready for intended use.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2012, no impairment losses have been recognized. During 2013 and 2014 the Company recognized impairment in the amount of $ 2,559 and $ 2,367, respectively.

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

According to ASC 350, goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present, (as of December 31, 2014 the Company’s management was in the opinion that the Company operates as one reporting unit). If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 2 to 7 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.  If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. For the years ended December 31, 2012 and 2013, no impairment losses have been recognized. During 2014, the Company identified indicators of goodwill impairment and accordingly performed the two-step impairment which resulted in recording an impairment charge of its goodwill (see note 8).

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

When applicable, the Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other known factors. As of December 31, 2013 and 2014, the provision amounted to $ 550 and $ 1,012, respectively.

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

Research and development expenses, net are charged to the statement of operations as incurred. Grants received from the Government of Israel through the Office of the Chief Scientist are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs. In 2013 the Company received a new approval for a grant in the amount of up to $ 660. In 2014 the Company received 3 additional approvals for grants in the total amount of up to approximately $ 1,760. The grants require the Company to comply with the requirements of the Israeli Research and Development Law. The Company recorded income from OCS grants for the years ended December 31, 2012, 2013 and 2014 in the amount of $ 0, $ 599 and $ 1,092, respectively.

o.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for an average period of 1-3 years for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company recorded income from decrease of warranty provision for the years ended December 31, 2012, 2013 and 2014 in the amount of $ 1,753, $ 1,816 and $ 133, respectively. As of December 31, 2013 and 2014, the warranty provision was $ 2,984 and $ 2,851, respectively.

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

For derivative instruments that are designated as fair value hedges to hedge foreign currency risks for our exposure denominated in currencies other than the U.S. dollar.
Gains and losses on these forward contracts are recognized in earnings.

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

The Company's marketable securities consist of securities issued by debentures of Argentinean and Venezuelan government. As of December 31, 2013 and 2014, the company’s entire marketable securities portfolio was invested in debt securities of governmental institutions. The Company's investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

Allowance for doubtful accounts amounted to $ 6,519 and $ 8,404 as of December 31, 2013 and 2014, respectively.

Total expenses for doubtful debt during 2012, 2013 and 2014 amounted to $ 1,727, $ 1,255 and $ 2,286, respectively. Total write offs were immaterial in 2012, 2013 and 2014.

s.	Transfers of financial assets:

ASC 860 "Transfers and Servicing", ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to three financial institutions.

As of December 31, 2013 and 2014, the Company sold trade receivables to several different financial institutions in a total amount of $ 19,730 and $ 13,061, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

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

Severance expense for the years ended December 31, 2012, 2013 and 2014, amounted to approximately $ 1,489, $ 2,588 and $ 1,964, respectively.

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

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2012, 2013 and 2014:

	December 31,
	2012	2013	2014

Dividend yield	0%	0%	0%
Volatility	40%-64%	41%-56%	49%-65%
Risk free interest	0.1%-2.30%	0.1%-2.80%	0.1%-2.40%
Early exercise multiple	1.55-1.85	1.60-1.90	2.20-2.80

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

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3 (see also note 18).

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

The Company accounts for restructuring activities in accordance to ASC topic 420, "Exit or Disposal Cost Obligations" and ASC 712 "Compensation-Nonretirement Postemployment Benefits" ("ASC 712"), which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred and for contractual postemployment benefits under ASC 712 when it is probable that the employees will be entitled to the benefits, the amount is estimable. For more information regarding impairment of long lived assets related to the restructuring plan, see note 2j.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Comprehensive income

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

The components of AOCI, net of tax, were as follows:

	Unrealized Gains (Losses) on Available-for-Sale Investments	Unrealized Gains on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2014	$475	$314	$(2,358)	$(1,569)

Other comprehensive income (loss) before reclassifications	260	(709)	(1,853)	(2,302)
Amounts reclassified from AOCI	(735)	495	-	(240)
Other comprehensive income (loss)	(475)	(214)	(1,853)	(2,542)

Balance as of December 31, 2014	$-	$100	$(4,211)	$(4,111)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2014 were as follows:

AOCI Components	Location	Gains (Losses) Reclassified from AOCI to the Consolidated Statement of Income

Unrealized losses on Available-for-Sale Investments	Financial expenses	$(735)
Unrealized gains on Cash Flow Hedges	Operating expenses	495

Total amount reclassified, net of tax		$(240)

z.	Treasury shares:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 5,743,458, 5,996,622 and 6,895,891 for the years ended December 31, 2012, 2013 and 2014, respectively.

ab.	Impact of recently issued Accounting Standards:

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Company’s investments in marketable securities:

	2013			2014
	Amortized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	value	cost	gains	value

Government bonds	$9,009	$475	$9,484	$535	$-	$535

All of the government bonds are for a period of less than one year.

During 2012, 2013 and 2014, the Company recorded proceeds from sales of these securities in amount of $ 9,781, $ 513 and $ 5,161, respectively, and loss (income) from sale of marketable securities in an amount of $ (57), $ (6) and $ 338, respectively.

During 2012, 2013 and 2014 the Company recorded other-than-temporary impairment in the amount of $ 0, $ 2,108 and $ 3,471, as a result of currency devaluation.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2014

Government authorities	$11,238	$11,036
Advances to suppliers	4,409	1,568
Deferred charges and prepaid expenses	10,950	6,554
Other	7,608	3,740

	$34,205	$22,898

NOTE 5:-	INVENTORIES

	December 31,
	2013	2014

Raw materials	$12,328	$11,535
Work in progress	360	1,473
Finished products	51,551	48,822

	$64,239	$61,830

Finished products include products shipped to customers for which revenues were not recognized. Such products amounted to $ 20,851 and $ 18,622 at December 31, 2013 and 2014, respectively.

During the year ended December 31, 2012, 2013 and 2014, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 904, $ 396 and $ 3,515, respectively that have been included in cost of revenues.

Inventory write-off provision as of December 31, 2013 and 2014 amounted of $ 3,252 and $ 5,238, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014

Cost:
Computers, manufacturing, peripheral equipment	$75,337	$81,855
Office furniture and equipment	3,516	2,876
Leasehold improvements	1,435	1,049

	80,288	85,780
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	42,091	50,271
Office furniture and equipment	1,898	1,616
Leasehold improvements	1,054	755

	45,043	52,642

Depreciated cost	$35,245	$33,138

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were $ 11,493, $ 13,111 and $ 11,377 respectively.

During 2012, 2013 and 2014 and mainly as part of restructuring plans, the Company wrote off property and equipment in the total net amount of $0 $ 2,559 and $ 2,367, respectively.

Changes of property and equipment not resulted in cash flow outflows as of December 31, 2013 and 2014 amounted of $ 946 and $ (982), respectively.

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets:

The following table sets forth the components of intangible assets associated with the Nera Acquisition:

	December 31,
	2013	2014
Original amounts:

Technology	$8,600	$8,600
Trademarks	800	800
Customer relationships *)	8,045	8,023

	17,445	17,423
Accumulated amortization:

Technology	3,625	4,854
Trademarks	800	800
Customer relationships	5,807	6,699

	10,232	12,353

Intangible assets, net	$7,213	$5,070

*)	Including functional currency translation adjustments related to Brazilian subsidiary.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense for the years ended December 31, 2012, 2013 and 2014 amounted to $ 3,537, $ 2,534 and $ 2,121, respectively.

c.	The estimated future amortization expense of purchased intangible assets as of December 31, 2014 is as follows:

2015	$1,810
2016	1,665
2017	1,534
2018	61

$5,070

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows:

	Year ended December 31,
	2013	2014
Beginning balance	$15,283	$14,935
Impairment of Goodwill (1)	-	(14,765)
Functional currency translation adjustments and other adjustments (2)	(348)	(170)

Ending balance	$14,935	$-

(1)
During the fourth quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require additional goodwill impairment analysis. These indicators included the trading value of the Company's stock at the time of the impairment test, coupled with existing market conditions and business trends. Based on the step one and step two analyses (see also note 2l), the Company recorded complete goodwill impairment charge in 2014, in the amount of $ 14,765.

(2)
Foreign currency translation differences resulting from goodwill allocated to subsidiaries, whose functional currency has been determined to be other than the U.S. dollar and adjustment related to provisions.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2014

Employees and payroll accruals	$13,085	$11,392
Provision for warranty costs	2,984	2,851
Government authorities	4,609	3,602
Accrued expenses	20,312	16,337
Other accounts payables	4,536	3,066

	$45,526	$37,248

NOTE 10:-	LOAN AND CREDIT LINES

In 2011 the Company entered into a loan agreement with Bank Hapoalim Ltd. (the "Loan Agreement") for a loan in the principal amount of $ 35,000 (the "Loan").

The Loan Agreement provides that the principal amount of $ 35,000 bear effective interest at a rate of Libor + 3.15%, which Libor is updated every three months. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011. As of December 31, 2013 and 2014 the accrued interest is $68 and $ 38, respectively, and is recorded as part of the accrued expenses.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants, as further described below.

The maturities of the principal amount for periods after December 31, 2014 are as follows:

2015 - current maturities	$8,232
2016	2,072

$10,304

In March 2013, the Company was provided with a Credit Facility by four financial institutions. Such agreement provides the Company with revolving credit facilities, under which a sum of up to $ 40,200 in the form of bank guarantees and $ 73,500 in the form of loans shall be available. The new agreement replaced all of the Company's previously existing credit facilities, including the loan agreement (with respect to the Loan provides the same interest and repayment installments set forth in the Loan Agreement). Each portion of the Credit Facility will be operated by its furnishing financial institution.

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

During the first quarter of 2014 the Company amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates and fees. This amendment has been applied until October 1, 2014. Subsequently, the original covenants have been restored, except for certain financial covenants which shall be applied until March 31, 2015 and shall be restored afterwards. According to the amendment, the available loan facilities have been reduced by $ 5,000 on January 1, 2015 and will be reduced by additional $ 5,000 on April 1, 2015.

As of December 31, 2014 the Company utilized $ 50,904 out of $ 73,500 of available credit lines from several banks. The credit lines carry interest rates of Libor+3.21% to Libor+3.4%.

On March 31, 2015 the Company signed a further amendment to its agreement with the four financial institutions to better align its credit facility terms to its current needs and to adjust the financial covenants and applicable interest rates and fees. The main changes consist of:

a.	An increase in the allowed discounting activities of one of the Company’s main customers long-term receivables to $ 54,000 (from $ 20,000).
b.	Gradual reduction of the credit facility for loans from $ 63, 500 (starting April 1, 2015) to $ 50,000 by February 28, 2016.
c.	Gradual reduction in minimum cash covenant from $ 20,000 to $ 15,000 by October 1, 2015.
d.	An extension of the credit facility repayment date to June 30, 2016 (from March, 14, 2016).
e.
Changes in the equity related covenants definition to exclude Goodwill and Intangible Assets from the calculation, as well as reduction for the minimum total shareholders’ equity value to $ 85,000 and reduction of the minimum total shareholders’ equity total assets ratio 0.27.

f.	Other changes primarily increase in the maximum spread of interest chargeable to 3.5% and other bank fees.

As of December 31, 2014, based on the previous covenants the Company was in breach of the total shareholders’ equity total assets ratio. As part of the amendment to the existing credit facility contract, the banks also agreed to adjust the financial covenants retroactively. Therefore, subject to this recent amendment, as of December 31, 2014 the Company meets all the covenants and expects to continue meeting the new covenants.

NOTE 11:-	DERIVATIVE INSTRUMENTS

As of December 31, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 125,898 and NOK 49,065 in consideration for $ 43,790 maturing in a period of up to one year. As of December 31, 2014, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 116,942 in consideration for $ 29,987 maturing, in a period of up to one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

As of December 31, 2012, 2013 and 2014, the Company recorded accumulated unrealized gain in other comprehensive income, net of taxes, in the amount of $ 208, $ 314 and $ 100, respectively, from its forward contracts with respect to anticipated payroll payment.

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

	Gain recognized in Statements of Comprehensive income		Gain (loss) recognized in consolidated statements of operations
	December 31,	Statement of	Year ended December 31,
	2014	operationsitem	2012	2013	2014

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$100	Operating expenses	$72	$1,189	$(495)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	$-	Financial expenses	1,424	(2,150)	(240)

Total	$100		$1,496	$(961)	$(735)

NOTE 12:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has both defined benefit scheme (overfunded and underfunded) and defined contribution schemes.

Defined contribution - overfunded - Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2014 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme - overfunded - Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2014 the pension scheme has 30 members out of which 28 are retired. The fair value of plan assets exceeds the defined benefit obligation.

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

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers and asset values at December 31, 2014. These plans together represent 100% of the PBO of the entire group. The value for the other liabilities has been projected from the results of the valuation on the date of Acquisition and updated for changes in discount rate.

The following tables provide a reconciliation of the changes in the plans' benefits obligation and fair value of assets for the year ended December 31, 2014, and the statement of funds status as of December 31, 2014:

	December 31,
	2013	2014

Accumulated benefit obligation	$11,204	$3,243

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$9,709	$11,204
Liability assumed at the acquisition date of Nera
Service cost	36	37
Interest cost	349	271
Plan settlements	1,167	(7,007)
Expenses paid	(873)	(548)
Exchange rates differences	(1,003)	(963)
Actuarial loss	1,819	249

Projected benefit obligation at end of year	$11,204	$3,243

Change in plan assets
Fair value of plan assets at beginning of year	$7,396	$7,124
Acquisition of Nera
Actual return on plan assets	245	146
Employer contributions to plan	105	18
Plan settlements		(7,053)
Expenses paid	(636)	-
Exchange rates differences	(619)	(235)
Actuarial gain	633	-

Fair value of plan assets at end of year	$7,124	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2014 is as follows:

	December 31,
	2013	2014
Weighted-average assumptions
Discount rate	4.10%	3.00%
Expected return on plan assets	4.40%	3.80%
Rate of compensation increase	3.75%	3.25%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used.  The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is determined considering the yield of government bonds.  For purposes of calculating the 2014 net periodic benefit cost and the benefit obligation, the Company used a discount rate of 3.0%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2013 and 2014:

	December 31,
	2013	2014
Components of net periodic benefit cost
Service cost	$36	$37
Interest cost	349	271
Expected return on plan assets	(245)	(146)
Exchange rates differences	60	15
Settlement loss recognized	1,167	-

Net periodic benefit cost	$1,367	$177

Benefit payments are expected to be paid as follows:

	December 31,
	2013	2014

2015	$512	$480
2016	617	396
2017	555	241
2018	384	150
2019 and thereafter	1,078	692

	$3,146	$1,959

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The plan asset allocations at December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014

Bonds	56%	-
Real estate	14%	-
Cash	20%	-
Shares	10%	-

	100%	-

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of income (loss).

For the years ended December 31, 2012, 2013 and 2014, an actuarial gain (loss) of $158, $ (1,291) and $ (533), respectively, was recognized in statements of income (loss).

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2014, are as follows:

	Facilities	Motor vehicles	Total

2015	$4,519	$1,075	$5,594
2016	3,692	835	4,527
2017	3,398	797	4,195
2018	809	-	809
2019 and thereafter	538	-	538

	$12,956	$2,707	$15,663

Expenses for lease of facilities for the years ended December 31, 2012, 2013 and 2014 were approximately $ 8,473, $ 8,182 and $ 5,426, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2012, 2013 and 2014 were approximately $ 1,404, $ 1,568 and $ 1,174, respectively.

b.
In 2013, the Company received an approval for a grant from the Government of Israel through the Office of the Chief Scientist, for the financing of certain research and development expenditures in Israel in the amount of approximately $ 660. In 2014, the Company received three additional approvals for grants from the Government of Israel through the Office of the Chief Scientist (the "New Grants") in the total amount of approximately $ 1,760, most of which has already been received.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The New Grants require the Company to comply with the requirements of the Research and Development Law in the same manner applicable to previous grants. In a case involving the transfer outside of Israel of technology or know how developed with the New Grants, the Company may be required to pay any royalties related to past sales of products based on the technology or know how developed with the New Grants.

c.	Charges and guarantees:

As of December 31, 2013 and 2014, the Company provided bank guarantees in an aggregate amount of $ 36,706 and $ 27,890, respectively, with respect to tender offer guarantees and performance guarantees to its customers.

d.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

The Company cannot estimate the exposure amount, and in any case, these allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations. On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. For further details regarding the purported class action, see note 20a.

e.	Indirect taxes:

The Company recorded a provision for indirect tax liabilities in Latin America, mainly related to VAT and Custom duties for the years ended December 31, 2013 and 2014, in the amount of approximately $ 16,467 and $ 11,448, respectively.  During the years ended December 31, 2012, 2013 and 2014, the Company included in its net loss an income as a result of decrease of provision of certain pre-acquisition indirect tax exposures due to lapses of applicable statute of limitation, in the amounts of $ 0, $ 7,657 and $ 3,027, respectively, that were recorded in statements of operations.

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

In August 2014, the Company completed a public offering of its shares on NASDAQ. The Company issued 21,250,000 of its ordinary shares, nominal value NIS 0.01 per share at a price of $ 1.89 per share before issuance expenses. The Company also granted to the underwriters the option to purchase up to 2,850,000 additional ordinary shares within 30 days, which was fully exercised. Total net proceeds from the issuance amounted to approximately $ 45,149, net of issuance expenses in the amount of $ 400.

c.	Stock options plans:

1.
In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2014, the Company has 1,251,780 Ordinary shares available for future grant under the Plan.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2014
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)

Outstanding at beginning of year	6,045,873	$8.07
Granted	518,537	$2.14
Exercised	-	$-
Forfeited or expired	(865,398)	$8.55

Outstanding at end of the year	5,699,012	$7.46	5.49

Options exercisable at end of the year	4,530,660	$8.01	4.83

Vested and expected to vest	5,466,040	$7.61	5.35

Year ended December 31, 2014
Number of RSUs

Outstanding at beginning of year	1,242,746
Granted	151,816
Exercised	(573,698)
Forfeited or expired	(166,558)

Outstanding at end of the year	654,306

Vested and expected to vest	467,765

The Company's options are generally granted at exercise prices which are equal to the average market value of the ordinary shares in the period of 30 trading days prior to the grant date. The weighted average grant date fair value of the options granted during 2012, 2013 and 2014 were $ 3.82, $ 1.99 and $ 0.96, respectively. The fair value at grant date of the RSUs granted during 2014 was $ 2.88.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options and RSUs exercised during the years ended December 31, 2013 and 2014 were $ 149 and $ 573, respectively. As of December 31, 2014, there was $ 774 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans and $ 769 under the Company's RSUs plan. This cost is expected to be recognized over a weighted-average period of 0.74 years.

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2014	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2014	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	660,555		0.00	-
0.01-2.00	91,666	9.98	1.08	91,666	9.98	1.08
2.01-4.00	865,163	8.07	2.97	275,277	6.64	3.38
4.01-6.00	1,813,245	3.65	5.04	1,621,438	3.14	5.07
6.01-8.00	59,500	7.11	6.94	38,183	6.86	7.00
8.01-10.00	1,572,316	6.03	9.02	1,265,967	5.73	9.03
10.01-14.29	1,297,122	5.28	12.40	1,238,129	5.24	12.39

	6,359,567			4,530,660

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2012, 2013 and 2014, was comprised as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$197	$181	$215
Research and development	1,638	1,009	1,625
Selling and marketing	1,975	1,334	674
General and administrative	1,650	1,298	831

Total stock-based compensation expenses *)	$5,460	$3,822	$3,345

*)	Including $ 473, $ 674 and $ 2,086 compensation expenses related to RSUs for the year ended December 31, 2012, 2013 and 2014, respectively.

d.	Treasury shares:

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

NOTE 15:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, starting tax year 2003, results of operations in Israel are measured in terms of earnings in U.S. dollar.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

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

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. As of December 31, 2014, the management believes that the Company is in compliance with all of the aforementioned conditions.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

Effective January 1, 2011, the "Knesset" (Israeli Parliament) enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2014. The Company may change its position in the future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

3.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and, as such, enjoys tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, that the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

4.	Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 25% in the years ended December 31, 2012 and 2013.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for 2014 and thereafter (the "New Law"). The New Law increases the Israeli corporate tax rate from 25%, which was the tax rate in effect for the year ended December 31, 2013, to 26.5%.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 15.a2 above).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

b.	The income tax expense (benefit) for the years ended December 31, 2012, 2013 and 2014 consisted of the following:

	Year ended December 31,
	2012	2013	2014

Current	$1,944	$2,967	$(3,382)
Deferred	(743)	3,572	9,883

	$1,201	$6,539	$6,501

Domestic (Israel)	$5,470	$1,150	$335
Foreign	(4,269)	5,389	6,166

	$1,201	$6,539	$6,501

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:

Net operating loss carry forward	$60,675	$78,853
Research and Development	11,938	7,702
Other temporary differences mainly relating to reserve and allowances	23,419	25,879

Deferred tax asset before valuation allowance	96,032	112,434
Valuation allowance	(81,665)	(108,292)

Deferred tax asset	14,367	4,142

Deferred tax liabilities:

Acquired intangibles	(627)	(381)

Deferred tax asset, net	$13,740	$3,761

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 81,665 and $ 108,292 at December 31, 2013 and 2014, respectively.

d.	Net operating loss carry forward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2014 in the amount of approximately $ 221,187 and $ 4,436, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2014, the Company's U.S. subsidiary had a U.S. federal net operating loss carry forward of approximately $ 1,399 that can be carried forward and offset against taxable income and that expires during the years 2017 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2014, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 35,131 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2014, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 13,133 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$(46,207)	$(79,900)	$(81,227)
Foreign	24,017	38,961	11,249

	$(22,190)	$(40,939)	$(69,978)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Income (Loss) is as follows:

	Year ended December 31,
	2012	2013	2014
Loss before taxes as reported in the consolidated statements of operations	$(22,190)	$(40,939)	$(69,978)

Statutory tax rate	25%	25%	26.5%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$(5,548)	$(10,235)	$(18,544)
Non-deductible expenses	193	9,459	2,741
Non-deductible expenses related to employee stock options	1,366	955	886
Changes in valuation allowance, net	5,415	4,223	20,286
Other	(225)	2,137	1,132

Actual tax expense	$1,201	$6,539	$6,501

g.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2013	2014

Uncertain tax positions, beginning of year	$9,718	$9,145
Decreases in tax positions for prior years	(1,204)	(4,486)
Increases in tax positions for prior years	631	-

Uncertain tax positions, end of year	$9,145	$4,659

The Company has further accrued $ (83) and $ 0 due to interest and penalty related to uncertain tax positions as of December 31, 2013 and 2014, respectively.
As of December 31, 2014, the Company is subject to income and indirect tax audits in LATAM, Africa and APAC.

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

b.	The following tables present total revenues for the years ended December 31, 2012, 2013 and 2014 and long-lived assets as of December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
Revenues from sales to unaffiliated customers:

North America	$40,496	$35,584	$40,353
Europe	97,133	62,914	58,537
Africa	58,212	73,735	55,953
Asia-Pacific and Middle East	70,704	40,731	42,095
India	54,358	26,646	92,066
Latin America	125,748	122,162	82,107

	$446,651	$361,772	$371,112
Property and equipment, net, by geographic areas:

Israel	$27,837	$30,759	$29,418

Others	5,805	4,486	3,720

	$33,642	$35,245	$33,138

c.	Major customer data as a percentage of total revenues:

In 2012 and 2013, the Company generated revenues from a single group of affiliated companies that accounted for approximately 11.6%, 15.4%, respectively, of total revenues. In 2014, the Company generated revenues from a different single customer that accounted for approximately 16.1% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2012	2013	2014

Financial income:
Interest on marketable securities and bank deposits	$644	$1,310	$140
Foreign currency translation differences and derivatives	2,839	1,599	1,567

	3,483	2,909	1,707
Financial expenses:
Bank charges and interest on loans	(3,850)	(5,260)	(7,691)
Foreign currency translation differences (*)	(3,180)	(9,558)	(28,491)
Impairment and amortization of premium on marketable securities (*)	-	(2,108)	(3,471)

	(7,030)	(16,927)	(39,653)

	$(3,547)	$(14,018)	$(37,946)

(*)
In 2014, includes $ 24,771 resulting from the devaluation of the local currency in Venezuela, pursuant to SICAD II, and the related re-measurement of certain assets denominated in or linked to the U.S. dollar due to restrictive government policies on payments in foreign currency in the year ended December 31, 2014 and $ 2,170 related to certain transactions to expatriate cash from Venezuela and Argentina.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	FAIR VALUE MEASUREMENT:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	$535	$-	$-	$535
Derivatives instruments (net of tax effect of $ 36)	-	(13)	-	(13)
Pension liability *)	-	-	(3,254)	(3,254)

Total assets (liabilities)	$535	$(13)	$(3,254)	$(2,732)

	Year ended December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	$9,484	$-	$-	$9,484
Derivatives instruments (net of tax effect of $ 114)	-	314	-	314
Pension liability, net *)	-	-	(4,076)	(4,076)

Total assets (liabilities)	$9,484	$314	$(4,076)	$5,722

*)	See also note 12.

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,476, $ 1,197 and $ 1,699 in 2012, 2013 and 2014, respectively.

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

Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until April 2015. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 2,121 in 2012, $ 2,412 in 2013 and $ 2,046 in 2014.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products which are then resold to our customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 4,310, $ 4,770 and $ 4,149 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 1,130, $ 265 and $ 100 for the years ended December 31, 2012, 2013 and 2014, respectively.

Transactions with related parties:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$4,974	$5,381	$4,613

Research and development expenses	$1,032	$1,011	$1,244

Selling and marketing expenses	$1,233	$1,189	$914

General and administrative expenses	$684	$798	$1,123

Purchase of property and equipment	$1,130	$265	$100

Balances with related parties:

	December 31,
	2013	2014

Trade payables, other accounts payable and accrued expenses	$3, 176	$1, 400

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	NONRECOGNIZED SUBSEQUENT EVENTS

a.
On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The Company believes it has strong defense against these allegations and that the District Court should deny the motion. There is no assurance that the Company’s position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

b.
In February 2015, the Government of Venezuela announced that SICAD2 has been replaced with the Sistema Marginal de Divisas (known as SIMADI). The SIMADI market is intended to operate based on the principles of supply and demand with buyers and sellers exchanging offers to transact. According to the Venezuelan Central Bank the average exchange rate on the first day of trading on February 12, 2015 was 170.0 VEF per U.S. Dollar. Depending on the transparency and liquidity of the SIMADI market, it is possible that in the future the company may re-measure our net monetary assets at the SIMADI rate. To the extent that the SIMADI rate is higher than the official exchange rate at that time, this could result in an additional devaluation charge.

As of December 31, 2014, Ceragon Venezuela represented approximately 1% of the Company's consolidated total assets and approximately 1% of the Company's consolidated revenues and approximately 15% of the Company's consolidated net loss. In addition, due to the limitations and difficulties of purchasing foreign currency in Venezuela as a result of the foreign currency system, it is possible that the company may re-measure assets in Venezuela that are denominated or linked to the U.S. Dollar. The majority of the assets are owned by subsidiaries other than Ceragon Venezuela. As of December 31, 2014 these assets represented 1% of our total assets. The Company still evaluates the effect of the change on its financial statements.