Form 20-F
period 2015-12-31
CERAGON NETWORKS LTD
filed 2016-03-23
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Michal Lavee Machlav (+972) 3-543-1284 (tel.), (+972) 3-543-1600 (fax), 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
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

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   77,636,864 Ordinary Shares, NIS 0.01 par value.

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

Yes ☐   No ☑

TABLE OF CONTENTS

Page

PART I
ITEM 1.	Identity of Directors, Senior Management and Advisers	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	2
ITEM 4.	Information on the Company	23
ITEM 4A	Unresolved Staff Comments	39
ITEM 5.	Operating and Financial Review and Prospects	39
ITEM 6.	Directors, Senior Management and Employees	55
ITEM 7.	Major Shareholders and Related Party Transactions	75
ITEM 8.	Financial Information	77
ITEM 9.	The Offer and Listing	78
ITEM 10.	Additional Information	79
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	93
ITEM 12.	Description of Securities Other than Equity Securities	93
PART II
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	93
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	94
ITEM 15.	Controls and Procedures	94
ITEM 16.	[RESERVED]	95
ITEM 16A	Audit Committee Financial Expert	95
ITEM 16B	Code of Ethics	95
ITEM 16C	Principal Accountant Fees and Services	96
ITEM 16D	Exemptions from the Listing Standards for Audit Committees	96
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	97
ITEM 16F	Change in Registrant’s Certifying Accountant	97
ITEM 16G	Corporate Governance	97
ITEM 16H	Mine Safety Disclosure	97
PART III
ITEM 17.	Financial Statements	97
ITEM 18.	Financial Statements	98
ITEM 19.	Exhibits	98

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

Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe” or other similar expressions, but are not the only way these statements are identified.  These statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information.  When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material.  Forward-looking statements may be found in Item 4. “INFORMATION ON THE COMPANY” and Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in this annual report generally. Our actual results could differ materially from those anticipated in these statements as a result of various factors, including all the risks discussed in “Risk Factors” and other cautionary statements in this annual report.  All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2011 to 2015. The selected consolidated statement of operations data for the years 2013, 2014 and 2015, and the selected consolidated balance sheet data at December 31, 2014 and 2015, have been derived from our audited consolidated financial statements set forth in Item 18. “FINANCIAL STATEMENTS.” The selected consolidated statement of operations data for the years 2011 and 2012 and the selected consolidated balance sheet data at December 31, 2011, 2012 and 2013, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). You should read the consolidated financial data with the section of this annual report entitled Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:

Revenues	$445,269	$446,651	$361,772	$371,112	$349,435
Cost of revenues	323,191	308,354	249,543	286,670	246,487
Gross profit	122,078	138,297	112,229	84,442	102,948

Operating expenses:
Research and development	50,456	47,487	42,962	35,004	22,930
Selling and marketing	81,716	77,326	67,743	56,059	40,816
General and administrative.	26,524	27,519	26,757	23,657	21,235
Restructuring costs	7,834	4,608	9,345	6,816	1,225
Goodwill impairment	--	--	--	14,765
Other income	--	--	(7,657)	(19,827)	(4,849)
Acquisition related cost	4,919	--	--	--	--
Total operating expenses	171,449	156,940	139,150	116,474	81,357
Operating income (loss)	(49,371)	(18,643)	(26,921)	(32,032)	21,591
Financial expenses, net	(2,024)	(3,547)	(14,018)	(37,946)	(14,738)
Income (loss) before taxes	(51,395)	(22,190)	(40,939)	(69,978)	6,853
Tax on income	(2,259)	(1,201)	(6,539)	(6,501)	(5,842)
Net income (loss)	(53,654)	(23,391)	(47,478)	(76,479)	1,011

Basic net earnings (loss) per share	$(1.49)	$(0.64)	$(1.23)	$(1.22)	$0.01
Diluted net earnings (loss) per share	$(1.49)	$(0.64)	$(1.23)	$(1.22)	$0.01

Weighted average number of shares used in computing basic earnings (loss) per share	35,975,434	36,457,989	38,519,606	62,518,602	77,239,409
Weighted average number of shares used in computing diluted earnings (loss) per share	35,975,434	36,457,989	38,519,606	62,518,602	77,296,681

	At December 31
	2011	2012	2013	2014	2015
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$49,531	$51,589	$52,337	$42,371	$36,318
Working capital	154,987	129,407	106,765	87,748	84,311
Total assets	411,158	393,596	365,971	341,873	265,332
Total long term liabilities	76,664	69,767	52,498	31,822	19,915
Shareholders’ equity	161,051	143,709	135,078	104,552	102,821

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

Risks Relating to Our Business

In 2015 we experienced a decline in sales and revenues. If this decline continues, our results of operations and cash flow may be significantly adversely impacted.

While our measures, taken at the end of 2014, to improve gross profit, reduce operating expenses and improve our working capital management, were the main drivers for the improved financial results in 2015, we have seen a decrease in our sales and revenue as compared with 2014 and 2013. If this trend continues, our results of operations and cash flow may be significantly adversely impacted. In such a case, we may need to take additional measures such as cut in costs, which may impact our ability to compete in the market.

We face intense competition from other wireless equipment providers. If we fail to compete effectively, our business, financial condition and result of operations would be materially adversely affected.

The market for wireless equipment is rapidly evolving, highly competitive and subject to rapid change.

Our primary competitors include industry “generalists” such as Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation, each providing a vast wireless solutions portfolio, with a wireless backhaul solution within their portfolio. In addition to these primary competitors, a number of smaller microwave communications equipment suppliers, including Aviat Networks Inc., DragonWave Inc., and SIAE Microelectronica S.p.A., offer or are developing products that compete with our products.

Most of our principal competitors, the industry “generalists”, are substantially larger than we are and have longer operating histories and greater financial, sales, service, marketing, distribution, technical, manufacturing and other resources than we have. Moreover, the market for wireless equipment is going through significant consolidation. For example, five years ago we had five major wireless network equipment manufacturers, while today we have only three such major manufacturers. As these consolidations have increased the size and thus the competitive resources of these providers, which have greater name recognition and a larger customer base than we have, they may be able to respond more quickly to changes in customer requirements and evolving industry standards, as well as greater resources to the development, promotion and sale of their products. Many of these "generalists", also have well-established relationships with our current and potential customers, have extensive knowledge of our target markets, which may give them additional competitive advantage. In addition, as these “generalists” have begun to focus more on selling services and bundle the entire network as a full-package offering,  some of our customers, which seek best-of-breed solutions like ours, may be driven to purchase “bundled” solutions from the “generalists”. Moreover, as these “generalists” are usually financially stronger than us, some of these large competitors, especially those from China, may be able to offer customers more significant financing packages and more attractive pricing, which are frequently expected by customers in certain regions, and may increase the attractiveness of their products in comparison to ours.

Additionally, even where these “generalists” resell Ceragon products as a part of their own portfolio – selling through resellers may negatively impact our margins and it means that our business success may depend on these competitors to some extent. For example the consolidation between Nokia and Alcatel-Lucent may negatively impact our sales should Nokia decide to decrease volume of sales of the Ceragon products, since today Nokia resells the Ceragon products in various markets.

Moreover, current and potential competitors, may make strategic moves such as mergers, acquisitions or establishing cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

In previous years we incurred substantial losses and negative cash flows. Although we were profitable and generated cash from our operations in 2015, we cannot assure you that we will be able to maintain this improving trend and profitability or continue to have positive operating cash flows.

From 2011 through 2014, we incurred substantial net losses and a negative cash flow from operations. For example, in 2013 we incurred a net loss of $47.5 million, a net loss of $76.5 million in 2014, and negative cash flow from operations of $(29.5) million and $(32.3) in 2013 and 2014, respectively. Our prior losses were impacted by decreases in revenues, decreased gross margins and the significant expenses, costs and charges associated with prior organizational restructuring activities.  In 2015 we incurred a net income of $1.0 million and generated cash from operating activities of $16.1 million. However, there is no assurance we will be able to maintain the improved results and may need to take further measures such as cutting additional costs in order to maintain or further improve our results. This may impact our ability to compete in the market for the short and long term and impair our financial condition.

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

We believe that our cash resources can support our business plan for at least the next 12 months; nevertheless changes and fluctuations in the above elements may require additional cash. Should our cash needs increase, we may need to raise additional funds through public or private debt or equity offerings. If we are not able to raise other capital or borrow additional funds, we may not be able to fund our working capital and operational needs which would have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, as our credit facility period ends at March 31, 2017, we will have to extend the credit facility agreement or replace it with another financing arrangements in order to support the operations beyond March 31, 2017. The inability of the syndicate of banks to extend our credit facility, including by reason of a non-approval by the Controller of Restricting Trade, whose approval is required, and our inability to extend this credit facility under terms applicable to our business plans or to find alternate sources for it, may have material adverse effect on our business, financial condition, results of operations and cash flow.

We could be adversely affected by our failure to comply with the covenants in our credit agreement or by the failure of any bank to provide us with credit under committed credit facilities.

We have a committed credit facility available for our use from a syndicate of four banks. Our credit agreement contains financial and other covenants requiring that we maintain, among other things, minimum shareholders’ equity value, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities which would have a material adverse effect on our financial condition and ability to operate. In addition, the payment may be accelerated and the credit facility may be cancelled upon an event in which a current or future shareholder acquires control (as defined under Israel Securities Law) of us. For more information, See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. “Liquidity and Capital Resources,” for a more detailed discussion.

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

A majority of our sales are made in countries in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2014 and 2015, sales in these regions accounted for approximately 73% of our revenues. As a result, the occurrence of any international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risk could have a material adverse effect on our business, financial condition and results of operations. For example, there have been substantial import controls into Argentina, under which we need to obtain tax and customs authorities’ approvals for import activities. To date we have been able to obtain all required approvals, and in Argentina, controls are just now being slowly lifted after the recent change in government, but we cannot assure you that more stringent requirements will not be imposed in the future. Due to the continued Venezuelan government policy that limits our customers’ ability to pay for imported goods in foreign currency, our revenue from Venezuela has decreased significantly in 2014. In addition we have recorded in 2014 and 2015 a charge of $20.5 million and $1.6 million respectively, to reflect a re-measurement of assets in Venezuela, primarily accounts receivables, which were denominated or linked to the U.S. dollars. During 2015 our equity was adversely impacted at an amount of $4.3 million as a result of the erosion of the Brazilian currency against the U.S. dollar in this year. We have no assurance that current conditions will not further deteriorate or that similar conditions will not occur in other developing countries, which might adversely affect our sales in these countries and/or our ability to collect the proceeds from such sales in the future.

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

Our operating results may vary significantly from quarter to quarter and from our expectations for any specific period.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter, or from our expectations and guidance for any specific period. Most importantly, delays in product delivery or completion  related services, can cause our revenues, net income and operating cash flow to fluctuate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter.  Factors such as geographical mix, delivery terms and timeline, product mix, related services mix and other deal terms may differ significantly from our prediction and impact our revenue recognition timing, gross margins, costs and expenses as well as cash flow from operations. In addition, the decisions of our customers regarding spending throughout the year may also create unpredictable fluctuations in the timing in which we received orders and can recognize revenues, which may impact our quarterly results.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares.

A decrease in industry growth or reduction in our customers’ revenue from increased regulation or new mobile services may cause operators’ investments in networks to slow, be delayed or stop, harming our business.

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in telecom operators and other service provider’s investment cycles. The emergence of over-the-top services, which make use of the operators’ network to deliver rich content to users but are not sharing their revenue with the operators, are causing operators to lose a substantial portion of their voice/SMS revenues.  In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter into, and compete in, the market, which may also reduce our customers’ pricing to their end-users further causing them to lose revenues.  This is leading operators to spend more carefully on infrastructure upgrades and build-outs.  Operators today are revising their old models because adding capacity to meet demand could force them to increase their current capital expense investments over the coming years.  As a result, operators are looking for more cost-efficient solutions and network architecture that allow them to break the linearity of cost and capacity through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to invest further in their network systems may decrease, which will reduce their demand for our products and services and may have an adverse effect on our business, operating results and financial condition.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

Currently, we and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers and continue to meet market demand in certain emerging markets and other less profitable countries. As a result, we may experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to design to cost and introduce new lower-cost products and product enhancements. Because customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations. Alternatively, if we decide not to pursue some of the deals, our revenues might significantly decrease and harm our business and financial results.

In recent years we have increased our sales in India, a region typically characterized as being price-sensitive, resulting in pressure on our profitability. For the years ended December 31, 2014 and 2015, 24.8% and 30.3% of our revenues were earned in India, respectively. We expect that our revenues from sales of our products in India will continue to constitute a significant portion of our business in the future. In addition, we anticipate continued demand for our sales in Latin America, a geography which is characterized by strong downward pricing pressures. Challenging global economic conditions could also have adverse, wide-ranging effects on demand for our products and services, as well as for the products of our customers. The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. Continued adverse economic conditions, which still exist in certain jurisdictions, including certain countries in Europe, Latin America and Africa, could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position. Over the past several years, network operators have started to share parts of their network infrastructure through cooperation agreements rather than through legal consolidation, which may adversely affect demand for lower cost network equipment. Moreover, the level of demand by operators and other customers who buy our products and services can change quickly and can vary over short periods, including from month to month.

If the current economic situation deteriorates, or if the uncertainty and variations in the telecommunications industry continues, our business could be negatively impacted, including in such areas as reduced demand for our products and services, slowed customer buying decisions, pricing pressures, possible withdrawal of global operators from some geographies in which they currently  operate in and in which we sell, supplier or customer disruptions, or insolvency of certain of our key distributors, resellers, original equipment manufacturers (OEMs) and systems integrators, which could impair our distribution channels, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

Some of our competitors can benefit from currency fluctuations as their costs and expenses are primarily denominated in currencies other than the U.S. dollar. In case the U.S. dollar strengthens against these currencies these competitors might offer their products and services for a lower price and take market share from us, which might adversely affect our business, result of operation and financial condition.

If we fail to effectively manage deliveries of our products, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations. Technical problems in our relatively new product line, may adversely affect our business.

We outsource substantially all our manufacturing operations, and purchase ancillary equipment for our products from contract and other independent manufacturers and other third parties.  If we fail to effectively manage and synchronize our deliveries from all these sources to the customer in a timely manner, fail to forecast the mix or quantities of our products or underestimate our production requirements, which could interrupt manufacturing, we could incur additional costs, be subject to penalties and suffer from reduction in our business. If one or more of the contract and other independent manufacturers or other third parties do not fully comply with their contractual obligations or experience delays, disruptions or component procurement problems, our ability to deliver complete product orders to our customers, or otherwise fulfill our contractual obligations to our customers, could be delayed or impaired.  This could result in higher manufacturing costs, could cause damage to customer relationships or could result in our payment of penalties to our customers, which would adversely affect our business, financial results and customer relationships.

Since we launched our IP-20 platform, we face some technical problems that are typical to an introduction phase of a new product. Such technical problems may cause delays in product delivery, which could result in additional costs and adversely affect customer satisfaction and our result of operation. In addition, in our competitive market, we are expected to launch new versions and as well as new products from time to time, which again, are more prone to technical problems that may delay our deliveries. Any such technical problem may adversely affect our ramping up ability and may cause us to incur additional manufacturing costs or decrease our revenues, and may have a material adverse effect on our business.

We derive a substantial portion of our revenues from fixed-price projects, including our rollout projects, under which we assume greater financial risk if we fail to accurately estimate the costs of the projects.

We are engaged in supplying rollout projects, involving fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus equipment –only sales, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.  If we miscalculate the resources or time we need for these fixed-price projects, the costs of completing these projects may exceed our original estimates, which would negatively impact our financial condition and results of operations.

We have in the past undertaken restructuring activities, most recently in the fourth quarter of 2014, which may adversely impact our operations.

Since 2012, we implemented several restructuring activities in order to reduce operating costs and improve efficiency. The restructuring activities mainly included post termination costs, property and equipment write-offs in relation to activities that were terminated, as well as facilities-related expenses for warehouse and office closings and relocations.

We incurred restructuring charges of $9.3 million and $6.8 million, respectively, in 2013 and 2014. In the first quarter of 2015 we incurred charges of $1.2 million which were related to our 2014 restructuring activity.

We based our restructuring efforts on assumptions and plans regarding the appropriate cost structure of our businesses, taking into consideration, among other factors, our product mix and projected sales. These assumptions may not be correct as we continue to evaluate and transform our business in order to achieve desired cost savings in an increasingly competitive market. If we are required to carry out an additional restructuring plan, we may incur additional restructuring charge, which may have adverse impact on our results of operation as well as our ability to compete in the market for the short and long term. Further, we may have difficulty attracting and retaining personnel as a result of a perceived risk of future workforce reductions.

We face intense competition from other communications solutions that compete with our high-capacity point-to-point wireless products, which could reduce demand for our products and have a material adverse effect on our business and results of operations. In addition, we are dependent upon sales of our single family of products into the high-capacity point-to-point wireless backhaul market. Any reduction in demand for our products in this market would cause our revenues to decrease.

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

Moreover, we develop and sell one family of products into the high-capacity point-to-point wireless backhaul market. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products in comparison to companies that also sell multiple and diversified product lines and solutions to customers.

To the extent that these competing communications solutions reduce demand for our high-capacity point-to-point wireless transmission products, there may be a material adverse effect on our business and results of operations.

Consolidation of our potential customer base could harm our business.

The increasing trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant, which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of potential customers decreases. Moreover, some of our potential customers have agreed to share networks, which results in less network equipment and associated services required and a decrease in the overall size of the market.  Network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

We rely on a limited number of contract manufacturers to manufacture our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We outsource substantially all of our manufacturing processes, management of our logistic hubs and supply of our antennas to a limited number of contract manufacturers and suppliers that are located in Israel, Ukraine, Malaysia, Singapore, the Philippines and Hungary. We do not have long-term contracts with any of these contract manufacturers. From time to time, we have experienced and may in the future experience delays in shipments from these contract manufacturers. As part of our continued effort to reduce costs and the restructuring announcement on December 15, 2014, on March 18, 2015 we signed a contract with a certain contract manufacturer to outsource our production facility in Slovakia. As part of this outsourcing, we transferred the production activity to the new manufacturer during 2015. As a result of this move, we may experience delays in shipment as well as quality issues, until ramp up and knowledge transfer is completed.

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

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies, which are different from the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment. In addition, part of our revenues from customers are in non-U.S. dollar currencies, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar, which could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”

A substantial portion of our operating expenses are denominated in New Israeli Shekels, and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2015, the NIS continued to fluctuate in comparison to the U.S. dollar, with the NIS depreciating by 0.3% against the U.S. dollar for that year.  If the U.S. dollar weakens against the NIS in the future, there will be a negative impact on our results of operations.

In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non-U.S. dollar currencies, which could affect our reported results of operations. Also our cash balances in certain countries, may be devaluated significantly, especially in cases where conversion to U.S. dollars and repatriation of these cash reserves is restricted or impossible, which could have a material adverse effect on our financial condition.  In addition, we have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have a significant effect on our results.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all of our potential exposure and may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. During 2015, we incurred losses in the amount of $7.8 million as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy. In addition, during 2015 we also recorded charges of $4.3 million to the other comprehensive loss in our shareholders’ equity as a result of the erosion of the Brazilian currency against the U.S. dollar. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

We are engaged in supplying installation or rollout projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these rollout projects, including delays or failure in acceptance testing procedures and other items beyond our control, would have a material adverse effect on our results of operations.

We are engaged in supplying our products as total rollout projects, which include installation and other services for our customers. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more rollout projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.  Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict.  The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation, availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. This could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

In addition, typically in rollout projects, we are dependent on the customer to issue acceptance certificates to generate and recognize revenue. In such projects, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. Moreover, we are not always the prime integrator in these projects and in such cases, the acceptance may be delayed even further since it depends on the acceptance of other network elements, which are not in our control. The early deployment of our products during a long-term project reduces our cash flow, as we generally collect a significant portion of the contract price after successful completion of an acceptance test. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests or if the customer does not or will not issue an acceptance certificate, the end user or the system integrator, as the case may be, could refuse to pay us any balance owed and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

If any of the above occurs, we may not be able to generate or recognize revenue and we may incur additional costs, any of which could materially adversely impact our results of operation and financial condition.

A single customerand customer grouprepresent a significant portion of our revenues, and if we were to lose this single customer or customer group or experience any material reduction in orders from this single customer or customer group, our revenues and operating results may be adversely affected.

In 2015 we had revenue from a single customer group of affiliated companies equaling 17.7% of our total revenues. In 2014 we had revenue from a single customer that accounted for approximately 16.1% of our total revenues. In 2013 we had revenues from a single customer group of affiliated companies that accounted for approximately 15.4% of our total revenues. Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, these large customers are not obligated to purchase a fixed amount of products or services over any period of time from us and may terminate or reduce their purchases from us at any time without notice or penalty. We therefore have difficulty projecting future revenues from these customers. This could have, and has had, an adverse effect on our reported revenues, profitability and cash flow. In addition, the loss of these customers or any material reduction in orders could adversely affect different aspects of our results of operations, including cash flow, and financial condition.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements, failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our common stock to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the chief executive officer (“CEO”) and the chief financial officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, using the criteria established in “Internal Control - Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely manner.

At the end of 2014, based on the Company’s evaluation, our management, including the CEO and CFO, has identified a material weakness related to our legal entity in Brazil, which accounted for approximately 10% of our total revenue for the year ended 2014, approximately 9% of our total assets as of 2014, finding that we did not maintain effective controls over our financial reporting and closing procedures as of December 31, 2014. This material weakness resulted from the fact that our accounting and supervisory personnel in Brazil did not have adequate accounting experience to enforce compliance with all the procedures that had been defined to ensure appropriate financial reporting. This deficiency could result in a material misstatement of the annual or interim consolidated financial statements that may not be prevented or detected on a timely basis.

With the oversight of CEO and CFO, we took steps and plan to take additional measures to remediate the underlying causes of the material weakness and as a result as of December 31, 2015 we had no material weakness in our internal controls over our financial reporting. See also ITEM 15. “CONTROLS AND PROCEDURES.”

If we conclude in future periods that our internal controls over financial reporting are not effective, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, our operating results may be negatively impacted, and we may be subject to litigation and regulatory actions, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our common stock. Even if we conclude that our internal controls over financial reporting are adequate, any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent all mistakes or intentional misconduct or fraud.

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

Our business activities in multiple countries may also expose us to indirect as well as withholding taxes in those countries. Our inability to meet certain tax regulations related to indirect or withholding tax as well as different interpretations applied by the governing tax authorities to those regulations may expose us to additional tax payments and penalties which would have a material adverse impact on our results of operations and financial condition.

Due to inaccurate forecasts, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers and other suppliers or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If the actual orders from our customers are lower than projected, or the mix of products ordered changes, or if we decide to change our product line and/or our product support strategy, our contract manufacturers or other suppliers will have excess inventory of raw materials or finished products, which we would be required to purchase, thus incurring additional costs and our gross profit and results of operations could be adversely affected. In addition, our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet. This would require us to write off inventory, which could adversely affect our results of operations.

Alternatively, if we underestimate our requirements and actual orders are significantly larger than our planned forecast, we may be required to accelerate production and purchase of supplies, which may result in additional costs of buying components at less attractive prices, paying expediting fees and express shipment costs, overtime and other manufacturing expenses and our gross margins and results of operations could be adversely affected.

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

Further, our inventory of finished products located either at our warehouse or our customers’ sites as part of a network build-up may accumulate if a customer were to cancel an order or refuse to physically accept delivery of our products, or in rollout projects which include acceptance tests, refuse to accept the network. The rate of accumulation may increase in a period of economic downturn.

Our sales cycles in connection with competitive bids or to prospective customers are lengthy.

It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids in tenders issued by our customers or prospective customers. These tender processes can continue for many months before a decision is made by the customer. In addition even after the initial decision is made we may be required for a lengthy and extensive testing and integration phase, as well as a lengthy contract negotiation phase, before a final decision to purchase is made.  In some cases, even if we have signed a contract and our products were tested and approved for usage, it could take a significant amount of time until customer places purchase orders, if at all. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations.

Our contract manufacturers obtain some of the components included in our products from a limited group of suppliers and, in some cases, single or sole source suppliers. The loss of or problems in any of these suppliers could cause us to experience production and shipment delays as well as additional costs, which may result in a substantial cost increase or  loss of revenue.

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier, or on a limited number of suppliers, subjects us to the following risks:

•
The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers, which could result in penalties or cancellation of orders for our products.

•
The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, our contract manufacturers or we may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products, or we may need to buy a large stock of the component into inventory before it is discontinued. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins.

•
The component suppliers may increase component prices significantly at any time and with immediate effect, particularly if demand for certain components increases dramatically in the global market. These price increases would increase component procurement costs and could significantly reduce our gross margins and profitability.

If we do not succeed in developing and marketing new products that keep pace with technological developments, changing industry standards and our customers’ needs, we may not be able to grow or sustain our business.

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

We are continuously seeking to develop new products and enhance our existing products. In late 2013 we announced a significant new line of products (IP-20 Platform) which we continue to enhance with newer products and capabilities. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner, which would have a material adverse effect on our ability to grow or maintain our business.  Moreover, we cannot assure that new products being developed on the basis of the IP-20 Platform will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect fixing processes.

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

Following the Nera Acquisition and other smaller acquisitions, we have increased the size of our operations and worldwide presence. We intend to continue to explore potential merger or acquisition opportunities. We are unable to predict whether or when any prospective acquisitions will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. The anticipated benefits and cost savings of such mergers and acquisitions or other restructuring may not be realized fully, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks any of which could harm our business, results of operations or the price of our ordinary shares.

We sell other manufacturers’ products as an original equipment manufacturer, or OEM, which subjects us to various risks that may cause our revenues to decline.

We sell a limited number of products on an OEM basis through relationships with a number of manufacturers.  Some of these OEM products enable us to offer a complete solution to some of our customers.  These manufacturers have chosen to sell a portion of their products through us in order to take advantage of our reputation and sales channels. The sale of these OEM products by us depends in part on the quality of these products, the ability of these manufacturers to deliver their products to us on time and their ability to provide both presale and post-sale support. Sales of OEM products by us expose our business to a number of risks, each of which could result in a reduction in the sales of our products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels and turning them into competitors rather than partners. In addition, failure by our OEM manufacturers to deliver their products or discontinue production of their products may cause difficulty to, and may have an adverse effect on, our business.  If any of these risks materialize, we may not be able to develop alternative sources for these OEM products, which may cause us to lose certain customers or a part of their business which would cause our revenues to decline.

If we fail to obtain regulatory approval for our products, or if sufficient radio frequency spectrum is not allocated for use by our products, our ability to market our products may be restricted.

Radio communications are subject to regulation in most jurisdictions and to various international treaties relating to wireless communications equipment and the use of radio frequencies. Generally, our products must conform to a variety of regulatory requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products. Delays in allocation of new spectrum, such as the E and V bands in various countries, at prices which are competitive for our customers, for use with wireless backhaul communications, may also adversely affect the marketing and sales of our products.

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

Our products are used in critical communications networks, which may subject us to significant liability claims.

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

Our international wireless backhaul operations subject us to environmental, health and other laws and potential liabilities that could materially impact our business, results of operations and financial condition.

Due to the nature of our global operations, we must comply with certain international and domestic laws, regulations and restrictions, which may expose our business to risks including the following:

o
Pursuant to Section 1502 of the Dodd-Frank Act, as a United States publicly-traded company we are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals. These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We timely file our conflict minerals reports. Yet, there are, and will be, ongoing costs associated with complying with these disclosure requirements, we may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

o
Our business is subject to numerous laws and regulations designed to protect the environment, including with respect to discharges management of hazardous substances. Although we believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows, the failure to comply with current or future environmental requirements could expose the company to criminal, civil and administrative charges, due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

o
Our wireless communications products emit electromagnetic radiation. While we are currently unaware of any negative effects associated with our products, there has been publicity in recent years, regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our backhaul solutions.

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

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We have been exposed to infringement allegations in the past. We may in the future be notified that we or our vendors, allegedly infringe certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products (including those we purchase from third parties). We may be forced to expend significant resources to develop non-infringing technology, obtain licenses for the infringing technology or replace infringing third party equipment. We cannot assure you that we would be successful in developing such non-infringing technology, that any license for the infringing technology would be available to us on commercially reasonable terms, if at all, or that we will find suitable substitute for infringing third party equipment.

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

We do not believe that for 2015 we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Non-U.S. corporations may generally be characterized as a PFIC for any taxable year, if after applying certain look through rules, either (1) 75% or more of such corporation’s gross income is passive income, or (2) at least 50% of the average value of all such corporation’s assets are held for the production of, or produce, passive income. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the 2015 year or prior tax years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2016 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this prospectus supplement entitled “U.S. Federal Income Tax Considerations” – “Tax Consequences if we are a Passive Foreign Investment Company.”

The price of our ordinary shares is subject to volatility. Such volatility may expose us to class actions against the Company and its senior executives.

The stock market in general and the market price of our ordinary shares, in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future. In the two year period ended December 31, 2015, the price of our ordinary shares has ranged from a high of $3.84 per share to a low of $0.88 per share. On December 31, 2014 and 2015, the closing price of our ordinary shares was $1.01 per share and $1.21 per share, respectively.  The market price of our ordinary shares is and will continue to be subject to a number of factors, including:

•	announcement of corporate transactions or other events impacting our revenues;

•	announcements of technological innovations by us or by others;

•	customer orders or new products or contracts;

•	competitors’ positions and other events related to this market;

•	changes in the Company’s estimations regarding looking forward statements and/or announcement of actual results that vary significantly from such estimations;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	other announcements, whether by the Company or others, referring to the Company’s financial condition results of operations and changes in strategy;

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof); and

•	the general state of the credit markets, the current volatility of which could have an adverse effect on our investments.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and may result in substantial losses by our investors. In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares following periods of volatility.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. Although the Company believes it has strong defense against these allegations and that the District Court should deny the motion to approve the class action, there is no assurance that the Company’s position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur damages and expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.

As of March 16, 2016, Yehuda Zisapel and Nava Zisapel beneficially owned, directly or indirectly, 4.61% of our outstanding ordinary shares; and Zohar Zisapel, our Chairman, beneficially owned, directly or indirectly, 13.9% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 16, 2016. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on the Nasdaq Global Select Market, our ordinary shares are traded on the TASE. Trading in our ordinary shares on these markets take place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

As a foreign private issuer we are permitted to follow certain home country corporate governance practices and law instead of those rules and practices otherwise required by Nasdaq for domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity issuances and equity-based compensation plans and with respect to the Nasdaq requirement to have a formal charter for the compensation committee; See “Item 16G. Corporate Governance”.

Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a US company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq Rules applicable to domestic issuers.

Risks Related to Operations in Israel

Conditions in the Middle East and in Israel may adversely affect our operations.

Our headquarters, a substantial part of our research and development facilities and some of our contract manufacturers’ facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

•	Hostilities involving Israel;

•	The interruption or curtailment of trade between Israel and its present trading partners;

•	A downturn in the economic or financial condition of Israel; and

•	A full or partial mobilization of the reserve forces of the Israeli army;

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Arab neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, Israel has no peace arrangements with any other neighboring countries.

Furthermore, violent uprisings against the regimes experienced in recent years in some Arab countries in the Middle East and North Africa, including in Egypt, Syria and Jordan, which border Israel, and the significant increase of hostile activities of ISIS, the Islamic State of Iraq and the Levant, in Syria, adjacent to Israel's northern border, and in the Sinai Peninsula, adjacent to Israel's southern border, all maintain a level of uncertainty in the region.

Despite the multiparty agreement reached between Iran and world powers, reports of its continuing nuclear development program have further heightened the antipathy between Israel and Iran.

In the last twenty years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including continued hostilities related to the Gaza Strip, which is controlled by the Hamas militant group. Efforts to resolve the problem have failed to result in a permanent solution. Further, since the beginning of 2015, we have been experiencing a wave of individual attacks against Israeli citizens, carried out by Palestinian individuals mostly from areas controlled by the Palestinian Authority, but also from Eastern Jerusalem and other parts of Israel. In 2014 Israel experienced another round of armed conflict with Hamas in the Gaza Strip, with missiles reaching the south and center region of the country.

All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Deterioration of relations with the Palestinian Authority has already started disrupting some of Israel's trading activities; certain countries, as well as various companies and organizations, primarily in the Middle East, but also in Malaysia and Indonesia, continue to participate in a boycott of Israeli companies and others that do business with Israel. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business, for example, opportunities that we cannot pursue, or from which we will be precluded. Further deterioration of our relations with the Palestinian Authority, Hamas or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions and could harm our results of operations.

In addition, our business may be disturbed by the obligation of personnel to perform military service; in general, our Israeli employees, are subject to an obligation to perform reserve military service every once in a while, until they reach the age of 45 (or older, for reservists with certain occupations). In the event of a military conflict, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past few years, there have been periods of significant call-ups for military reservists, and it is possible that there will be additional military reserve duty call-ups in the future.  In case of further regional instability such employees who may include one or more of our key employees may be absent for extended periods of time which may materially adversely affect our business.

We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material impact on our business in the future.

We have received Israeli government grants for research and development expenditures, that restrict our ability to manufacture products and transfer technologies or know how outside of Israel.

We have received grants from the Industrial Research and Development Administration (formerly and more commonly known as the Office of Chief Scientist – "OCS") for the financing of a significant portion of our research and development expenditures in Israel. Even following full repayment of any OCS grants, and unless otherwise agreed by the applicable authority of the OCS, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (the "R&D Law").

Among other requirements of the R&D Law, including the obligation to pay royalties to the OCS, the R&D Law requires that the manufacture of products, which incorporate know how developed with OCS funds, be carried out in Israel, unless the OCS provides its approval for manufacture outside of Israel. This approval, if obtained, may be subject to various conditions, including the repayment of increased royalties. Transfer of the know-how developed with OCS funds and any right derived there from to third parties is generally prohibited, unless approved by the research committee of the OCS, in special cases, subject to the receipt by the OCS of certain payments. These restrictions and requirements for payment may impair our ability to sell our technology assets or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel and to reduce the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know how developed with OCS funding (such as a merger or similar transaction), by any amounts that we are required to pay to the OCS.

For information regarding the above-mentioned and other restrictions imposed by the R&D Law, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist.”

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future; further, if such tax benefits are reduced or eliminated in the future, we may be required to pay increased taxes.

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

In addition, the Israeli government may reduce or eliminate in the future, tax benefits available to approved or beneficiary enterprise programs. Our approved and beneficiary program and the resulting tax benefits may not continue in the future at their current levels or at any level and the legislation regarding Preferred Enterprise may not be applicable to us or may not fully compensate us for such change. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future. For a description of legislation on “Preferred Enterprise" see Item 10. “ADDITIONAL INFORMATION; Taxation; Tax Benefits under the 2011 Amendment”.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, almost all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and almost all of our directors and officers, are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Additionally, it may be difficult to enforce civil liabilities under U.S. securities law in original actions instituted in Israel; Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain whether Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses these matters.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions); See “Item 10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION - Mergers and Acquisitions under Israeli Law.” Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders if the country of residence of such shareholder does not have a tax treaty with Israel (thus not granting relief from payment of Israeli taxes). With respect to mergers, Israeli tax law provides tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction, during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Item 6. “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES –Mergers and Acquisitions under Israeli Law”. For more information regarding such required approvals please see Item 4. “INFORMATION ON THE COMPANY - B. Business Overview - The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist.”

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances.

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

ITEM 4.                      INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd.  We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law.  Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 972-3-543-1000.  Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at Overlook at Great Notch, 150 Clove Road, 9th Floor, Little Falls, NJ 07424.

B. Business Overview

We are the number one wireless backhaul specialist company in terms of unit shipments and global distribution of our business, providing innovative wireless backhaul solutions to global wireless backhaul markets.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers, to deliver voice, data and other multimedia services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications. We also provide our solutions for wireless backhaul to other vertical markets such as public safety, utilities and oil and gas offshore drilling platforms. Our wireless backhaul solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network.  We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI) and others.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key professional services, including: advanced network and radio planning, site survey, solutions development, network rollout, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing a faster time-to-revenue.  Our experienced teams can deploy hundreds of wireless backhaul links every week, and our rollout project track record includes hundreds of thousands of links already installed and in operation with a variety of industry-leading operators.

Designed for Internet Protocol (IP) network configurations, including risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for next generation Ethernet/Internet Protocol, or IP-based, networks; for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching technologies. Our solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA, WiFi and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all-IP packet-based concepts, thereby meeting the increasing demand of a growing number of subscribers and the increasing needs for mobile multimedia services. Our products also serve evolving network architectures including all-IP long haul networks.

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety organizations, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 460 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s existing credit facilities, including the agreement with Bank Hapoalim B.M. entered into in 2011 (the “Bank Hapoalim Agreement”) and other short term credit facilities with other banks. In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants were in effect until October 1, 2014, except for one less restrictive financial covenant, which was in effect until March 31, 2015. After each date, the respective original covenants again apply.  On March 31, 2015 we signed additional amendment with the banks syndicate that included primarily changes in our credit line structure, in some of our covenants, an extension of the credit facility period until June 30, 2016 and a gradual reduction of the maximum amount of loans from $63.5 million to $50 million by February 28, 2016. On March 10, 2016 we signed a further amendment to the credit facility agreement, which extended the credit facility repayment date till March 31, 2017 under the same terms of the previous amendment. See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. Liquidity and Capital Resources,” for a more detailed discussion.

In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. As part of the restructuring effort, we realigned operations, reduced head count and implemented other cost reduction measures in order to lower our breakeven point and improve profitability. The restructuring plan included consolidating or relocating certain offices and reduction of staff functions and several operations positions, as well as other measures. In connection with this restructuring, we incurred restructuring charges of $6.8 million and $1.2 million in the fourth quarter of 2014 and the first quarter of 2015, respectively.

Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul

Deployed by operators worldwide, today’s wireless base stations handle many different technologies such as smart phones, tablets and PCs. Voice and data traffic generated by these high-end devices are then gathered and transmitted via the backhaul transport network to the radio frequency (RF), or wireless, network. Wireless backhaul offers network operators a cost-efficient alternative to wire-line (copper/fiber) connectivity. Support for high capacities means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless links can also be set up much faster and at a fraction of the cost of wire-line solutions. On the operator’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

The wireless backhaul market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless backhaul solution that will meet their wireless backhaul needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as best-of-breed. The other market segment is characterized by operators that do not select the wireless backhaul solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless backhaul equipment. Operators in this segment of the market often view the wireless backhaul solution as a “commodity”, which should deliver network connectivity, without optimization of network and other resources, and a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as bundled-deals.

Ceragon serves the best-of-breed segment of the market and specializes in a range of solutions, which we believe provide high value for our customers:

•
Shorthaul solutions, which typically provide a wireless link capacity of up to 1 Gbps per link and are used to carry voice and data services over distances of between several hundred feet to 10 miles. Short-haul links are deployed in access applications wirelessly connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, public safety, education and off-shore communication for oil and gas platforms.

•
Long-haul solutions, which typically provide a capacity of up to 5 Gbps, are used in the “highways” of the telecommunication backbone network. These links are used to carry services at distances of 10 to 50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles.

Ceragon has more than once been the first to introduce new products and features to the market, including the first solution for wireless transmission of 155 Mbps at 38 GHz, the first native IP wireless transmission offering. More recently, we introduced a variety of technological enhancements including the first hitless/errorless 8-step Adaptive Coding and Modulation (ACM) technology (2007); first native Ethernet multi-channel long-haul radio with ACM (2010); unique asymmetric transfer mode and multi-layer compression (2011); and 1024QAM Long-Haul IP radio with 9 step ACM (2012)  The industry’s first multi-core radio solution supporting 2048 QAM and 4x4 MIMO (2012) and the industry’s first and only “Advanced Frequency Reuse” technology.  This technology, based on the Company’s multicore technology allows operators to flexibly deploy the wireless base stations exactly where those are needed, without being bound to wireless backhaul deployment limitations as a result of interferences from various other links, which are often deployed in a dense carrier’s network.

Industry Background

The market demand for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for wireless backhaul has shifted over the past several years, mostly to more flexible higher capacity and cost efficient architectures, based on IP/Ethernet technologies. The main catalyst of the shift towards IP/Ethernet-based networks as a whole, and the wireless backhaul in particular, has been the vast adoption of 4G/LTE wireless service technology in developed markets (predominantly the United States, Canada, Europe and some parts of Asia Pacific). While the adoption of 4G/LTE has yet to occur in some emerging markets (Latin America, Africa and other countries in Asia Pacific), 3G base stations deployed over recent years in emerging markets have also been relying on IP/Ethernet-based wireless backhaul, further fueling the market adoption of IP-based backhaul.

Rapid subscriber growth and the proliferation of advanced smartphones, tablets and other high data consuming devices, have significantly increased the amount of traffic that must be carried over a cellular operator’s backhaul infrastructure. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality.

With the growth in adoption of 4G/LTE and LTE-A, which provides even higher subscriber capacity, cellular operators are seeking strategies for new services, using new technologies which will allow further business growth, by facilitating quick and cost efficient enablement of new services for more connected subscribers (either human or machine). Amongst those are next generation cellular 5G technologies and Software Defined Networks (SDN) technologies. Next generation cellular 5G services technologies, for which the standard is not anticipated to be ratified before 2017, are expected to allow the support for a 1,000 fold larger amount of subscribers with up to 1 Gbps service capacity for many. The need for supporting 5G service capacities will require wireless backhaul with higher capacity and scalability to support 5G services.

SDN technologies are designed to enable fast network rollout with simplified interoperability between vendors by decoupling certain functions from network devices (routers and switches) and centralizing the control functions, traditionally performed by these dedicated network devices, within an SDN network controller. This change will leave the network devices to handle the data transport alone. Together with 5G, SDN may allow fast service enablement, thus requiring a flexible and scalable network infrastructure, to allow for fast and cost effective network implementation and optimization.

The wireless backhaul domain of the network will require adaptation to these industry trends by enabling far higher capacities, with ultra-low latency for high service quality and a high degree of wireless backhaul resource optimization that will be incorporated within the wireless backhaul network infrastructure. Network optimization is expected to be achieved, in part, by the use of SDN technologies with wireless backhaul optimization applications, which shall exploit network intelligence gathered by SDN controllers within the network.

Cellular Operators

In order to address the strain on backhaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul capacity. Supporting data rates of 1 Gbps and above, over a single radio unit, wireless backhaul solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul costs.

Some of today’s backhaul networks, primarily in emerging markets, still employ a large number of circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage, fueled by anticipation and adoption of 4G/LTE, drives operators to migrate their networks to a more flexible, feature-rich and cost optimized IP/Ethernet architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless backhaul network in various microwave and millimeter-wave spectral bands. As operators transition to 4G/LTE and LTE-Advanced, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul while maintaining support for their primary legacy services.

In order to ensure the success of this backhaul network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, 4G/LTE base stations are co-located with 2G/3G base stations, and thus share the same backhaul network. Cellular operators therefore seek “hybrid” wireless backhaul solutions that can carry both types of traffic seamlessly over a single network, to facilitate their network migration. Our solutions, which support any network architecture and include both all-IP as well as hybrid products, offer operators a simple and quick network modernization plan.

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

Wireless vs. Fiber Backhaul

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In almost all other scenarios, high-capacity wireless backhaul using microwave and millimeter-wave technologies, is significantly more cost efficient. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave and millimeter-wave backhaul solutions on the other hand are capable of delivering high bandwidth, carrier-grade Ethernet and TDM services. Our wireless backhaul solutions are suitable for all capacities up to 2,5 Gbps over a single radio connection (or “link”) and may be scaled up to higher degree of multiple Gbps using intelligent wireless carriers bonding technologies for bonding several radio frequency carriers together. Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave backhaul links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures. Millimeter-wave backhaul links over short distances are expected to be used for this purpose as well, as millimeter-wave spectrum becomes readily available in various countries, at acceptable costs.

Licensed vs. License-exempt Wireless Backhaul

Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, bands are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues.  Licensed microwave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our products operate in the 4 – 42 GHz microwave frequency bands, the principal licensed bands currently available for commercial use throughout the world, as well as in the 70, 80 GHz frequency bands, known as the E-band spectrum, for use in ultra-high (beyond 1 Gbps capacity) for relatively short-distance links, required for the radio access network (RAN) backhaul, as well as small cell backhaul within the radio access network.

License-exempt products typically operate in the “sub-6 GHz” 2.4 – 5.85 GHz band or in the 24 GHz spectrum band.  These systems can be deployed without any regulatory approval. Due to limited availability of spectrum, and the narrow bandwidth of frequency channels in this range, licensed-exempt systems can carry limited network capacity. Often operating in a near-line-of-sight (NLOS) mode, these systems also suffer from high signal loss which puts more limitations on their ability to provide high capacities for network traffic use. Another disadvantage is that because these frequencies are unregulated, it is impossible to ensure high, carrier-grade quality of service and high availability. There are, however, applications in which service providers, public or private, may use license-exempt spectrum products, for instance in enterprises, education, utility, financial, or public safety. Cellular operators and wireless ISPs may also use license-exempt spectrum solutions where NLOS is the only means to connect two end-points. For the license-exempt wireless networks market we offer products that are designed to operate in the “sub-6 GHz” frequencies.

Recently, the license exempt “Sub 6GHz” spectrum is being considered for providing a backhaul solution for cellular small cells situated on street-level fixtures such as lamp poles in urban locations. Though prone to interference by other license-exempt spectrum users, these products may provide some solution to the requirement of wireless backhaul within such small cells network environments, where relatively lower capacity is required.

Industry Trends and Developments

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our IP-20 platform, which we launched during 2013, is an SDN-ready solutions suite that is built around a powerful software-defined engine and may be incorporated within the SDN network architecture.  Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless backhaul network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

•
The emergence of small cells presents backhaul challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 4G/LTE networks, resulting in higher throughput and data rates for the end-user.  Although small cell deployments are still evolving and are as of yet not showing significant volumes, Ceragon already offers tailored solutions for forward looking mobile operators. Our small-cell wireless backhaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the backhaul portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless backhaul. It has become abundantly clear that in these new scenarios, a new breed of wireless backhaul solutions with a significant investment is required. Our IP-20 platform supports network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement (SLA) is maintained. The IP-20 platform can deliver up to several Gbps of data over a single link. At the same time, by employing advanced hierarchical quality of service (H-QoS) mechanisms, the IP-20 platform ensures fairness and policy enforcement on a shared network.

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

•
A growing demand for high capacity, IP-based long haul solutions in emerging markets. This demand is driven by the need of operators to connect more communities to 3.5G and 4G  mobile added value services, and a lack of alternative (wire-line) backbone telecommunication infrastructure in these emerging markets.

•
Market consolidation in the wireless backhaul segment continues. This trend was made evident in our acquisition of Nera and DragonWave’s acquisition of the microwave division of Nokia Siemens Networks.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high capacity wireless backhaul solutions, which incorporate our unique multicore technology. Our multicore technology is a key element in our differentiation within the wireless backhaul market, serving the best-of-breed market segment. Our multicore technology is comprised of high order of digital signal carriers imbedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore technology into sub systems and complete wireless backhaul solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network related expenses: our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless backhaul platform for their longhaul, shorthaul and small cells backhaul needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G/LTE, 4.5G/LTE-A technologies, which significantly contribute to our customers’ ability to modernize and expand their service networks.

Our wireless backhaul solutions are offered across the widest range of frequencies from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer more flexibility in deploying its wireless backhaul infrastructure, as it enables the customer to select the spectrum available in customer’s market, from a wider range or frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

•
Enhance customers’ (subscribers) quality of experience: our multicore technology allows our customers to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers. Our solutions enable our customers deliver services with the flexibility to deploy wireless bases stations and other types of communication sites, exactly where needed, in order to maximize their customers’ quality of experience. We do so by providing a solution, which can dramatically reduce the interference between wireless backhaul links, thereby allowing more flexibility for deploying wireless backhaul wherever needed.

Our Hierarchical Quality of Service (H-QoS) technology allows our customers offer a high order of SLAs (Service Level Agreements) to their customers, which increase their customers’ satisfaction and in turn can provide an additional source of revenues.

•
Ensure peace of mind: Our solutions utilize the latest in microwave and millimeter-wave technology, incorporated in-house developed System on Chips (baseband and RF integrated circuits), and use the latest advances in SMT (Surface-mount technologies) - based manufacturing – allowing our customers to benefit from the highest service availability across their Ceragon - based wireless backhaul network.

We provide our customers with future solutions already built-in to their Ceragon installed base; We invest a significant amount of effort in designing and providing solutions, which are not only backward compatible with our earlier product generations, but allow our customers to reuse the radio units and antennas of their Ceragon links installed based, thereby replacing only the low labor-consuming indoor (sheltered) units - thus benefiting from the latest wireless backhaul performance of our latest technology across their Ceragon installed base. Moreover, our solutions support both TDM - Time Division Multiplexing (E1/T1, STM-1/OC-3) and IP/Ethernet within the same wireless backhaul equipment, providing our customers with  high flexibility in network transition from legacy circuit-based connectivity to 4G and other IP/Ethernet-based connectivity, at their desired pace of transition - while achieving long-term operational efficiency, high service quality and availability.

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless backhaul solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration. This, in turn, yields systems that have superior performance, due to our ability to closely integrate and fine-tune the performance of all the radio components. By significantly reducing the number of components in the system and simplifying its design, we have made our solutions easier to manufacture. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets.

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

Our Products

Our portfolio of products utilizes microwave and millimeter-waves radio technologies that provide our customers with a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM and Ethernet.

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

	Short-Haul					Long-Haul
Product	FibeAir IP-20G & IP-20GX	FibeAir IP-20N / IP-20A*	FibeAir IP-20C	FibeAir IP-20S	FibeAir IP-20E	FibeAir IP-20C HP	FibeAir IP-20LH	Evolution IP-20 LH	PointLink
Description	Multi-Radio Technology Edge Node	Multi-Radio Technology Aggregation Node	Compact All-Outdoor Multi-Core Node	Compact All-Outdoor Node	Compact All-Outdoor Node for E-band (70-80GHz)	Compact, high power, multi-carrier trunk	Ultra-high power multi-carrier trunk with HP-radio ODUs	Ultra-high power multi-carrier trunk with Evolution ODUs	High capacity offshore communication
Interfaces	1GE, FE, and E1/T1	10GE, 1GE, FE, E1/T1	1GE	1GE	1GE	10GE, 1GE, STM-1/OC-3, E1/T1 Note: support for some interfaces requires use of IP-20N/IP-20A IDU	10GE, 1GE, FE, STM-1/OC-3, E1/T1	10GE, 1GE, , FE, STM-1/OC-3, E1/T1
Site Configuration	Split-mount		All-outdoor			All-outdoor / Split Mount (with IP-20N or IP-20A IDU)	All-indoor / Split-mount		Split mount
Transport Technology	Hybrid and/or all-packet		All-packet			All-packet and/or Hybrid	Hybrid and/or all-packet
Typical Applications	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, , Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless ISPs, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Cellular operators, Wireless service providers, Incumbent local exchange carriers Private Networks (Public Safety, First Responders, state/local gov. institutions and Utility Companies)	Offshore oil/gas rigs in high vibration environment
Type of Customers	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless ISPs, Private Network providers, Government institutions	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Cellular operators, Wireless service providers, Incumbent local exchange carriers, Private Network providers	Oil and gas drilling companies, shipping industry
Operating system	Unified operating system (CeraOS), uniformly supporting End-to-End networking, services and radio capabilities across the entire IP-20 platform series of products

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

Our RFUs deliver a maximum capacity over 80 MHz channels with configurable modulation schemes from QPSK to 2048QAM. High spectral efficiency is ensured by using the same bandwidth for double the capacity, using a single channel, with vertical and horizontal polarizations. This feature is implemented with a built-in cross polarization interference canceller (XPIC) mechanism. Ceragon was also the first wireless backhaul solutions vendor to introduce a fully functioning LoS 4x4 MIMO (Multiple Inputs, Multiple Outputs) radio. Taking advantage of LoS MIMO technology, our solutions quadruple the available capacity over a single frequency channel using a single, compact FibeAir IP-20C device.

Our Services

Roll Out Services. Since 2012, we are responsible for installing part of the links we ship. We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. We have a global projects and services group that operates alongside our products groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “wireless backhaul links” every week, and our rollout project track-record includes hundreds of thousands of links already installed and in operation with a variety of tier 1 operators.

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

Our Customers

We have sold our products through a variety of channels to over 460 service providers as well as to hundreds of private networks in more than 130 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. In 2015, we continued to maintain our positioning as the number one wireless backhaul specialist, in terms of unit shipments and global distribution of our business.  While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2015, customers from the Europe region contributed 14% of total yearly revenue. Our sales in Latin America and Africa reached 24% and 10% of yearly revenue in 2015, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2015 were 9%, 13% and 30%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Region
North America	9%	11%	13%
Europe	18%	16%	14%
Africa	20%	15%	10%
India	8%	25%	30%
APAC (excluding India)	11%	11%	9%
Latin America	34%	22%	24%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including supporting functions, includes approximately 523 employees in numerous countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to four key OEMs which together accounted for approximately 7% of our revenues in 2015. System integrators distributors and resellers accounted for approximately 12% of our revenues for 2015. We are focusing our efforts on direct sales, which accounted for approximately 75% of our revenues for 2015, because we believe that this is the way to provide more value to our customers. We also plan to develop additional strategic relationships with equipment vendors, system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Malaysia, Singapore, the Philippines, Hungary and Ukraine. On March 18, 2015 we signed a contract with a certain contract manufacturer to outsource our production facility in Slovakia and the production transfer to that manufacturer was carried out during 2015.  Most of our warehouse operations are outsourced to subcontractors in Israel, the Philippines, and Singapore. The raw materials for our products come primarily from the United States, Europe and Asia Pacific.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 14001 and OHSAS 18001 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations and safety assurance.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and also at our subsidiaries in Greece and Romania. As part of the restructuring activities in 2013, we closed our research and development activities in Bergen, Norway. As of December 31, 2015, our research, development and engineering staff consisted of 190 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in counterclaiming against, competitors who assert intellectual property rights against us. To date, we have 17 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 4 patent applications pending in the United States and other foreign jurisdictions including the EPO. We cannot assure you that any patents will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•
for the standard character mark CERAGON in Russia, Morocco, Israel, Mexico, Malaysia, United States, South Africa, the Philippines, Argentina, Venezuela and Colombia and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Switzerland, Croatia, Norway, Russia, South Korea, Ukraine, CTM (European Union), Turkey, Singapore and Macedonia);

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in Israel and the European Union; and

•	For the standard character mark Native2 in India.

We have pending trademark applications as follows:

•	for the standard character mark CERAGON in Indonesia, India, Nigeria, and International Registration (protection pending in China, Egypt, Kenya and Vietnam).

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers (“generalists”) such as Fujitsu Limited, Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless backhaul equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A offer or develop products that compete with our products.

We also expect consolidation to continue as the wireless equipment market continues to be highly competitive and, as a result, faces strong price pressures. We expect to continue to be a leader in the best-of-breed segment of the wireless backhaul market in terms of market share, technology and innovation, providing significant value to our customers.

We expect that continued market pressures will drive further consolidation within equipment manufacturers competing with us and which focus solely on the best-of-breed segment of the wireless backhaul market. Examples of such previous consolidations are our acquisition in 2011 of Nera, the acquisition by Dragonwave of the wireless division of Nokia (formerly NSN), and the merger of the wireless divisions of Harris and Stratex Networks.

We expect further consolidations will take place within the “generalists”; the most recent is the merger between Nokia and Alcatel-Lucent, while Nokia itself is the result of a previous joint venture between Nokia and Siemens, and Alcatel-Lucent is the result of a previous merger between Alcatel and Lucent.

Further market consolidations among industry “generalists” may drive some operators, which seek best-of-breed solutions, to seek “bundled” network solutions from these "generalists", which today, in part, resell our products. This trend may put an additional strain on our competitiveness.

We believe we compete favorably on the basis of:

•	our focus on the mobile market and active involvement in shaping next generation standards and technologies, which deliver best customer value;

•	Our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions;

•	product performance, reliability and functionality, which assist our customers to achieve the highest value;

•
range and maturity of product portfolio, including the ability to provide solutions in every widely available microwave and millimeter-wave licensed and license-exempt frequency, as well as our ability to provide both circuit switch and IP solutions and therefore to facilitate a migration path for circuit-switched to IP-based networks;

•	cost structure;

•	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

•	range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership; and

•	support and technical service, experience and commitment to high quality customer service

Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.

The Industrial Research and Development Administration, formerly – the Israeli Office of Chief Scientist

The Government of Israel encourages research and development projects in Israel through the Industrial Research and Development Administration, formerly and more commonly known as the OCS, pursuant to and subject to the provisions of the R&D Law.

Under the R&D Law, we applied for and were granted R&D grants. As a recipient of such grants we were required to pay the OCS royalties ranging between 3% to 5% of the revenues deriving from sales of products or services incorporating know how developed within funds received from the OCS, until 100% of the dollar value of the grant is repaid (plus LIBOR interest).

In December 2006, we entered into an agreement with the OCS to conclude our R&D grants sponsored by the OCS, and by 2008 completed paying all debts remaining therefrom. In each of 2013 and 2014 we received approval for a new R&D grant from the Government of Israel through the OCS in amounts of approximately $0.7 million and $0.9 million respectively, which were already received (the "Generic Plan"). The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan does not apply to us, but may apply, under certain conditions, to a recipient of the technology or know how developed with the Generic Plan, to the extent such is sold and/or transferred. Final approval of the 2015 grant under the Generic Plan is still pending.

The R&D Law generally requires that a product developed under a grant program be manufactured in Israel. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel. Such approval may only be granted under various conditions, such as the repayment of increased royalties, in an amount equal to up to 300% of the total grant amount, plus applicable interest, or increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel.

The R&D Law also provides that know-how developed with funds received from the OCS and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the OCS may approve the transfer of know how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six (6) times the total amount of the grants, plus applicable interest (in case of transfer outside of Israel), and three (3) times of such total amount (in case the R&D activity related to the know how remains in Israel). Such approvals are not required for the sale or export of any products resulting from such R&D activity.

Further, the R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient; it law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the R&D Law.   For this purpose, “control” means the ability to direct the activities of a company (other than any ability arising solely from serving as an officer or director of the company), including the holding of 25% or more of the Means of Control, if no other shareholder holds 50% or more of such Means of Control.  “Means of control” refer to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the OCS may require additional information or representations with respect to such events.

The R&D Law has been amended effective as of January 1, 2016. Under the amendment a new Industrial Research and Development Administration has been established and is in charge of implementing the governmental policy regarding the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). However, and until prescribed otherwise, the existing provisions relating to the transfer of knowhow and manufacturing outside of Israel, as detailed above, shall remain in full force and effect with respect to benefits and funding approved or received prior to such date.

In addition to the grants described above, in March 2014, we agreed to participate in two “Magnet” Consortium Programs (the “Programs”) sponsored by the OCS, which grants do not bear any royalty obligations. In the framework of the Programs, intended to support innovative generic industry-oriented technologies, we are to cooperate with additional companies and research institutes. With respect to each of the years 2014 and 2015 we received an approval from the OCS for a sum of $1.4 million under the Programs, most of which was already received. In 2016 we expect to receive additional sum of approximately $1 million, subject to our compliance with the terms of the Programs. The R&D Law applies to the Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above.

C. Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks AS	Norway	100%
Ceragon Networks (India) Private Limited	India	100%

D. Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 65,000 square feet of office space and 5,750 square feet of warehouse space, in Tel Aviv, Israel.  The leases for the majority of this space will expire December 31, 2017.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,350 square feet of new premises in Overlook at Great Notch, New Jersey,  expiring September, 2021 and approximately 12,461 square feet of office space in Richardson, Texas expiring May 2018.  The lease of our old premises in Paramus New Jersey expired in April 2015.

•	in Norway we lease approximately 12,000 square feet of office space in Bergen, expiring in May 2019;

•	in India, we lease approximately 11,737 square feet of office space in New Delhi expiring in October 2019.

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

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 460 service providers of all sizes, as well as in hundreds of private networks, in nearly 130 countries.

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company’s previous credit facilities. In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. On March 31, 2015 we reached an agreement with the bank syndicate under which our existing credit facility agreement was amended to reflect a reduction in our credit facility and to include, among other changes, certain relief under our covenants as well as an extension of the agreement until June 30, 2016. On March 10, 2016 we signed a further amendment to the credit facility agreement, which extended the credit facility repayment date till March 31, 2017 under the same terms of the previous amendment.  For a more detailed discussion see below under B. Liquidity and Capital Resources.

In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring and other cost reduction measures are completed, they were expected to result in annual savings of approximately $18 to $22 million. The restructuring plan includes relocating certain offices and reducing staff functions and some operations positions, as well as other measures. In 2014 and the first quarter of 2015, we incurred restructuring charges of $6.8 million and $1.2 million respectively, both related primarily to the 2014 restructuring plan. In addition, in the fourth quarter of 2014 we incurred a $4.4 million write-off of discontinued product inventory related to the restructuring plan.

In August 2014, the Company completed a public offering of its shares on Nasdaq. Total net proceeds from the issuance amounted to approximately $45.1 million, net of issuance expenses in the amount of $400 thousand.

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

•
The emergence of small cells present wireless backhaul challenges that differ from those of traditional macro-cells. Small cells architectures can be used to provide a second layer of coverage in 4G networks, resulting in higher throughput and data rates for the end-user.

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

•
Regional Pricing Pressures: A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in this country. For the years ended December 31, 2013, 2014 and 2015, 8.0%, 24.8% and 30.3%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment

•
Transaction Size: Competition for larger equipment orders is increasingly intense due to the fact that the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

As we continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.

As we continue to adjust our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.  Also these projects are rollout projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.

After a significant decrease in our revenues in 2013 and a slight increase in 2014, in 2015, our revenues decreased compared to 2014 and 2013. However, this decrease is mainly attributed to the strategy we implemented in order to accelerate our return to profitability, which included managing the revenue mix more carefully, and seeking revised pricing, payment and other terms in certain new orders.

Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. We believe that continued investment in research and development is essential to attaining our strategic objectives.

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

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax assets and liabilities.

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

In case the sale is subject to a right of return, we record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sale returns, stock rotations and other known factors.

Pursuant to the guidance of ASU 605-25, “Multiple Deliverable Revenue Arrangements”, when a sales arrangement contains multiple elements, such as equipment and services, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (‘‘VSOE’’) if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

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

Inventory valuation. Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made. As of December 31, 2015 our inventory write-off provision was $5.0 million.

Provision for doubtful accounts. We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the overdue outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends, the financial position of our customers and the payment guarantees (such as letters of credit) that we receive from our customers. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances might be required. As of December 31, 2015, our allowance for doubtful accounts was $12.2 million and our trade receivables were $116.6 million. Total expenses for doubtful debt during 2015 amounted to $4.5million. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

Taxes on income. We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past. As a result of our cumulative losses and the utilization of our loss carry forward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made. Likewise, should we determine that it is more likely than not that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made. As a result, in the years ended December 31, 2013, 2014 and 2015 we recorded a tax expense from the adjustment of the deferred tax assets in the amount of approximately $4.0 million, $9.9 million and $2.2 million, respectively.

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

Stock-based compensation expense recognized under ASC 718 was $3.8 million, $3.3 million and $1.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under ASC 360 “Property, Plant, and Equipment,” when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Our 2014 restructuring plan has created the need for such an impairment in 2014. In 2015 no impairment was required.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows. During 2014, we recognized impairment of fixed assets in the amount of $2.4 million related to specific assets that will not be used as a result of our restructuring plan. In 2015 no impairment was recognized.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2013	2014	2015
Revenues	100%	100%	100%
Cost of revenues	69.0	77.2	70.5
Gross profit	31.0	22.8	29.5
Operating expenses:
Research and development, net	11.9	9.4	6.6
Selling and marketing	18.7	15.1	11.7
General and administrative	7.4	6.4	6.1
Restructuring costs	2.6	1.8	0.4
Goodwill impairment	--	4.0
Other income	(2.1)	(5.3)	(1.4)
Total operating expenses	38.5	31.4	23.3
Operating income (loss)	(7.4)	(8.6)	6.2
Financial expenses, net	3.9	10.2	4.2
Taxes on income	1.8	1.8	1.7
Net income (loss)	(13.1)	(20.6)	0.3

Year ended December 31, 2014 compared to year ended December 31, 2015

Revenues. Revenues totaled $349.4 million in 2015 as compared with $371.1 million in 2014, a decrease of $21.7 million, or 5.8%. Revenues in India increased to $106.0 million in 2015 from $92.1 million in 2014 primarily due to an increase in microwave solutions investment by a couple of customers, the majority driven by a single customer, offset by a decrease in revenue from our 2014 primary customer due to completion of a major deployment cycle. Revenues in the Africa region decreased to $34.6 million in 2015, from $56.0 million in 2014 primarily due to a slowdown in microwave solutions procurement of a customer group in this region. Revenues in the APAC region decreased to $32.0 million in 2015 from $42.1 million in 2014 primarily due to a completion of deployment cycles in a couple of customers. Revenues in Europe decreased to $48.6 million in 2015 from $58.5 million in 2014 partially due to the erosion of the Euro against the U.S. Dollar. Revenues in North America increased to $45.9 million in 2015 from $40.4 million in 2014. Revenues in Latin America increased slightly to $82.3 million in 2015 from $82.1 million in 2014.

Cost of Revenues. Cost of revenues totaled $246.5 million in 2015 as compared with $286.7 million in 2014, a decrease of $40.2 million, or 14%, attributed mainly to:

•	Lower direct material costs primarily resulting from lower volume of revenues

•	The Company’s continued product-cost improvement

•	Lower employees costs primarily as a result of the 2014 restructuring plan

Gross Profit.  Gross profit as a percentage of revenues increased to 29.5% in 2015 from 22.8% in 2014. This increase is mainly attributed to the product cost improvement as well as pursuing a more selective deal approach.

Research and Development Expenses, Net. Our net research and development expenses totaled $22.9 million in 2015 as compared with $35.0 million in 2014, a decrease of $12.1 million, or 34.5%, which  is primarily attributed to a decrease of approximately $7.8 million, in salary and salary related expenses, primarily as a result of the 2014 restructuring plan, a decrease of $0.9 million in subcontractors expenses, a decrease of $0.9 million in stock based compensation expenses, a decrease of $0.6 million in depreciation and an increase of $0.7 million in grants. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 6.6% in 2015 compared to 9.4% in 2014.

Selling and Marketing Expenses. Selling and marketing expenses totaled $40.8 million in 2015 as compared with $56.1 million 2014, a decrease of $15.3 million, or 27.2%, resulting mainly from a decrease of approximately $10.5 million in salary and related expenses, primarily due to the 2014 restructuring plan, a decrease of $3.0 million in sales and agent commission expenses primarily attributed to a decrease in revenue and a decrease of $1.2 million in travel expenses. As a percentage of revenues, selling and marketing expenses were decreased to 11.7% in 2015 from 15.1% in 2014.

General and Administrative Expenses. General and administrative expenses totaled $21.2 million in 2015 as compared with $23.7 million in 2014; a decrease of $2.5 million, or 10.2%. This decrease is attributable primarily to a decrease of $1.9 million in salary, and salary related expenses, primarily due to the 2014 restructuring plan, a decrease of $0.7 million in IT subcontractors, $0.6 million decrease in legal and consulting expenses, $0.4 million related to liquidation of one of the Company’s subsidiaries in 2014 and a decrease of $0.5 million in stock based compensation expenses, partially offset by an increase in doubtful debt expenses of $2.2 million. As a percentage of revenues, general and administrative expenses decreased to 6.0% in 2015 from 6.1% in 2014.

Restructuring costs. Restructuring costs totaled $1.2 million in 2015 as compared with $6.8 million in 2014, a decrease of $5.6 million, or 82%. These costs are related to completion of the 2014 restructuring plan.

Other income. Other income for 2015 included $4.8 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition. Other income for 2014 included $16.8 million related to the settlement agreement with Eltek ASA and $3.0 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

Financial expenses, Net. Financial expenses, net totaled $14.7 million in 2015 as compared with $37.9 million in 2014, a decrease of $23.2 million. This decrease is primarily attributable to a decrease in financial expenses incurred from the re-measurement of assets denominated in or linked to the U.S. dollar and devaluation of assets and liabilities in local currency in Venezuela from $26.6 million in 2014, to $3 million in 2015, due to currency devaluation in Venezuela and Venezuelan government limitations on payments for imported goods in foreign currency. As a percentage of revenues, financial expenses, net decreased to 4.2% in 2015 compared to 10.2% in 2014.

Taxes on income. Taxes on income, totaled $5.8 million in 2015 as compared with $6.5 million in 2014, a decrease of $0.7 million, mainly attributed to the decrease in deferred tax expenses of $7.7 million. This amount was offset by an increase in tax expenses, net related to direct tax exposures of approximately $5.9 million, primarily due to a tax income of $4.8 million, related to expiration of pre-acquisition tax provisions, which was recorded in 2014, and an increase of $1.0 million in our current taxes on income, primarily due to sales and distribution subsidiaries, where the local activities are profitable.

Net profit (loss). In 2015 the company had a $1.0 million of net profit as compared with net loss of $76.5 million in 2014. As a percentage of revenues, net profit increased to 0.3% in 2015 from loss of 20.6 % in 2014. The increase in net profit was attributable mainly to the improvement in our gross profit and the decrease in our operating expenses, which were mainly attributable to the 2014 restructuring plan and to the decrease in our financial expenses, mainly due to the reduction of the re-measurement and devaluation effect in Venezuela.

Year ended December 31, 2013 compared to year ended December 31, 2014

Revenues. Revenues totaled $371.1 million in 2014, as compared with $361.8 million in 2013; an increase of $9.3 million, or 2.6%. Revenues in India increased to $92.1 million in 2014 from $26.6 million in 2013, primarily due to a new deployment cycle in a major customer. Revenues in Africa region decreased to $56.0 million in 2014 from $73.7 million in 2013, primarily due to a completion of a major deployment cycle in a major customer. Revenues in the Latin America region decreased to $82.1 million in 2014 from $122.2 million in 2013 due to a completion of a major deployment cycle in a single group customer in this region.

Cost of Revenues. Cost of revenues totaled $286.7 million in 2014, as compared with $249.5 million in 2013 an increase of $37.2 million, or 14.9%. This increase was attributable mainly to:

•
Higher material costs primarily resulting from change in our revenue mix to one with lower prices of $38.8 million and inventory  write-off of discontinued product inventory , in the amount of $4.4 million; partially offset by

•	Lower subcontractors’ expenses in the amount of $12.2 million resulting from change in our revenues mix.

Gross Profit.  Gross profit as a percentage of revenues decreased to 22.8% in 2014 from 31.0% in 2013. This decrease was attributable mainly to change in our revenue mix to regions with lower prices.

Research and Development Expenses, Net. Our net research and development expenses totaled $35.0 million in 2014 as compared with $43.0 million in 2013, a decrease of $8.0 million, or 18.5%. The net decrease in our research and development expenses was attributable primarily to a reduction of approximately $6.5 million in salary and related expenses as a result of the 2013 restructuring plan, a decrease of approximately $0.8 million in office related expenses, mainly as a result of the decrease in research and development activities in Norway partially offset by an increase of $0.4 million in grant from the Israeli Office of the Chief Scientist. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 9.4% in 2014 compared to 11.9% in 2013.

Selling and Marketing Expenses. Selling and marketing expenses totaled $56.1 million in 2014, as compared with $67.7 million in 2013, a decrease of $11.6 million, or 17.2%. This decrease was primarily attributable to a decrease of approximately $4.9 million in salary and related expenses, mainly as a result of the 2013 restructuring plan, a decrease of $1.0 million in commissions as a result of a change in revenue mix, a decrease of $2.1 million in office expenses, mainly related to the closure of offices, a decrease of $1.8 million in travel expenses, and a decrease in stock based compensation expenses of $0.7 million. As a percentage of revenues, selling and marketing expenses were 15.1% in 2014 and 18.7% in 2013.

General and Administrative Expenses. General and administrative expenses totaled $23.7 million in 2014, as compared with $26.8 million in 2013, a decrease of $3.1 million, or 11.6%. This decrease was attributable primarily to a decrease of approximately $1.7 million in salary and related expenses, mainly as a result of the 2013 restructuring plan and, a decrease of $1.3 million in IT subcontractors related to our ERP implementation, partially offset by an increase in doubtful debt expenses of $1.5 million. As a percentage of revenues, general and administrative expenses were 6.4% and 7.4% in 2014 and 2013, respectively.

Restructuring costs. Restructuring costs totaled $6.8 million in 2014 as compared with $9.3 million in 2013, a decrease of $2.5 million, or 27.1%, due to the completion of the 2013 restructuring and a smaller restructuring in 2014.

Goodwill impairment. Goodwill impairment in 2014 included $14.8 million primarily from the Nera Acquisition.

Other income. Other income in 2014 included $16.8 million related to the settlement agreement with Eltek ASA and $3.0 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition. Other income in 2013 included $7.7 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

Financial expenses, Net. Financial expenses, net totaled $37.9 million in 2014 as compared with $14.0 million in 2013, an increase of $23.9 million. The increase in the financial expenses is mainly related to a $26.6 million non-recurring finance expense that consisted of $6.1 million of local currency devaluation and $20.5 million of re-measurement of certain assets denominated or linked to the U.S. dollar in Venezuela due to the Venezuelan government limitations on payments for imported goods in foreign currency. As a percentage of revenues, financial expenses, net increased to 10.2% in 2014 as compared to 3.9% in 2013.

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

Net loss. Net loss totaled $76.5 million in 2014, compared with a net loss of $47.5 million in 2013. As a percentage of revenues, net loss increased to 20.6% in 2014 from 13.1 % in 2013. The increase in net loss was attributable primarily to the increase in financial expenses, and a small decrease in revenue as well as the decrease in gross profit, offset partially by a decrease in operating expenses.

Impact of Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in NIS, NOK (Norwegian Kroner), INR (Indian Rupee), BRL (Brazilian Real) and Euros. Our NIS- denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS.

In addition, because exchange rates between the dollar and the NIS, the NOK, the INR and the Euro fluctuate continuously, and because exchange rates between the dollar and the ARS (Argentine Peso), the VEB (Venezuelan bolivar) and the BRL (Brazilian Real) fluctuated significantly in recent years and continue to fluctuate, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Transactions and balances in currencies other than U.S. dollars are re-measured into U.S. dollars according to the principles in ASC topic 830, “Foreign Currency Matters”. Gains and losses arising from re-measurement are recorded as financial income or expense, as applicable.

The following table presents information about the change in exchange rate of several major currencies against the dollar:

	Change in the U.S. dollar against local currencies
Year ended December 31,	NIS (%)	NOK (%)	Euro (%)	ARS (%)	VEB (%)	BRL (%)
2011	7.7	3.0	3.3	7.9	0.0	8.2
2012	(2.3)	(7.5)	(2.1)	13.6	0.0	13.5
2013	(7.0)	9.0	(4.2)	29.7	46.6	12.5
2014	12.1	22.3	13.5	34.2	694.6	13.3
2015	0.2	15.6	10.2	34.6	74.8	32.9

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

B.            Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and follow-on offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through December 31, 2006, we received a total of $18.5 million from the OCS. In follow-on public offerings completed in December 2007, November 2013 and August 2014, we raised net amounts of $88.3 million $35.0 million and $45.1 million, respectively.

In January 2011, we entered into a loan agreement with Bank Hapoalim B.M. in the principal amount of $35 million (the Bank Hapoalim Agreement). The Bank Hapoalim Agreement provided that the principal amount of $35 million bore interest at a rate of Libor + 3.15%, which Libor was updated every three months. The principal amount was to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest was to be paid in quarterly payments starting as of February 19, 2011. As of December 31, 2015, the loan balance is in the amount of $2.1 million is included in current liabilities section on our balance sheet.

In March 2013, we entered into a credit facility with four banks: Bank Hapoalim B.M. (also the lead - arranger and securities trustee), HSBC Bank Plc, Bank Leumi Le’Israel Ltd., and First International Bank Israel Ltd., pursuant to which we received $113.7 million of committed credit facilities consisting of up to $73.5 million in credit loans as well as up to $40.2 million for bank guarantees. The credit facility replaced all of the Company’s existing credit facilities, including the Bank Hapoalim Agreement, and other short term credit facilities with other banks.  Borrowings will bear floating interest at a base rate plus an applicable spread of up to 3% per annum. The credit facilities are secured by (1) a floating charge over all our assets and (2) floating and fixed charges over our bank accounts with the banks.  In the framework of the credit facility, we undertook certain financial and other standard covenants, including not to distribute dividends (unless certain terms are met) without the banks’ prior written consent pursuant to the agreement. In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. Most of the less restrictive financial covenants shall be in effect until October 1, 2014, except for one less restrictive financial covenant which remained in effect until March 31, 2015. After each date, the respective original covenants again apply. According to the April 2014 amendment, the available credit line has been reduced by $5 million on January 1, 2015 and additional $5 million on April 1, 2015. In addition, the terms of the credit facility agreement determined that if the Company does not meet the revised EBITDA covenant in the third quarter of 2014, the available credit line will be reduced further by an additional $5 million.

On March 31, 2015 the Company signed an amendment to its agreement with the four banks to better align its credit facility terms to its current needs. The main changes consist of:

a.	An increase in the allowed accounts receivable discounting activities of one of the Company’s main customers by $34 million to an amount of up to $54 million;

b.	A gradual reduction of the maximum amount of credit facility for loans from $63.5 million (starting April 1, 2015) to $50 million by February 28, 2016;

c.	A gradual reduction in minimum cash covenant from $20 million to $15 million by October 1, 2015;

d.	An extension of the credit facility repayment date to June 30, 2016 (from March 14, 2016);

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

On December 31, 2014, based on the previous covenants, the Company was in breach of ratio of total shareholders’ equity to total assets. As part of the amendment to the credit facility, the banks agreed to apply the new covenant new term retroactively. Therefore, subject to this amendment, on December 31, 2014 the Company met all the covenants and expects to continue meeting these covenants.

On March 10, 2016 we signed a further amendment to the credit facility agreement, which extended the credit facility repayment date till March 31, 2017 under the same terms of the amendment from March 31, 2015. As of December 31, 2015, we sold trade receivables by factoring to several financial institutions in the total amount of $14.4 million. In accordance with our agreement with the bank syndicate we may sell trade receivables up to an amount of $20 million.

In the past few years we have initiated a few restructuring plans; during the fourth quarter of 2012 we initiated a restructuring plan to improve our operating efficiency and during the fourth quarter of 2013 we initiated a restructuring plan to reduce operational costs. The restructuring costs in 2013 amounted to $9.3 million. In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring costs in 2014 amounted to $6.8 million.  In the first quarter of 2015 we incurred additional restructuring costs in a sum of $1.2 million, related to the 2014 restructuring plan. All three restructuring plans referred to above significantly contributed to the reduction in our operating expenses for the years ended 2013, 2014 and 2015, respectively. In the year ended December 31, 2015 our capital expenditures were $5.3 million, primarily for the development of our new IP-20 product family and its production lines.

As of December 31, 2015, our debt from financial institutions amounted to $32.8 million excluding current maturities of long-term loan in the amount of $2.1 million.

As of December 31, 2015, we had approximately $36.3 million in cash and cash equivalents, out of which $1.0 million is located in Venezuela. This country is regulated for foreign currency exchange, which impairs the availability of that cash outside of the country.

As of December 31, 2015, our cash investments were comprised from 100% short-term, highly liquid investments with original maturities of up to three months. Most of these investments are in U.S. dollars.

Net cash provided by operating activities was $16.1 million for the year ended December 31, 2015.
Net cash used in operating activities was $32.3 and $29.5 million for the year ended December 31, 2014 and 2013, respectively.

In 2015, our $16.1 million cash provided by operating activities was affected by the following principal factors:

•	our net income of 1.0 million; and

•	a $40.2 million decrease in trade and other receivables, net; and

•	a $12.2 million of depreciation and amortization expenses; and

•	a $10.2 million decrease in inventories;

These factors were offset by:

•	a $41.5 million decrease in trade payables and accrued expenses, net; and

•	a $8.8 million decrease in deferred revenues paid in advance;

In 2014, our $32.3 million cash used in operating activities was affected by the following principal factors:

•	our net loss of 76.5 million; and

•	a $22.6 million increase in trade and other receivables, net;

These factors were offset by:

•	a $14.8 million impairment of goodwill;

•	a $13.5 million of depreciation and amortization expenses;

•	a $9.7 million increase in deferred revenues paid in advance;

•	a $8.9 million increase in trade payables and accrued expenses, net; and

•	a $9.8 million decrease in deferred tax asset;

In 2013, our $29.5 million cash used in operating activities was affected by the following principal factors:

•	our net loss of $47.5 million;

•	a $21.0 million decrease in trade payables, net of accrued expenses; and

•	a $8.8 million decrease in deferred revenues paid in advance;

These factors were offset by:

•	a $15.6 million of depreciation and amortization expenses;

•	a $15.5 million decrease in trade receivables, net; and

•	a $3.6 million decrease in deferred tax asset;

Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2015, as compared to net cash used in investing activities of approximately $7.5 million for the year ended December 31, 2014, and net cash used in investing activities of approximately $23.8 million for the year ended December 31, 2013. In the year ended December 31, 2015, our purchase of property and equipment of $5.3 million were partially offset by proceeds from maturities of short-term bank deposits of $0.4 million. In the year ended December 31, 2014, our purchase of property and equipment of $12.7 million, were partially offset by proceeds from sales of marketable securities of $5.2 million. In the year ended December 31, 2013 our investment in marketable securities of $7.9 million and purchase of property and equipment of $16.4 million, were offset partially by proceeds from sales of marketable securities of $0.5 million.

Net cash used in financing activities was approximately $15.8 million for the year ended December 31, 2015 as compared to net cash provided by financing activities, which was approximately $38.8 million for the year ended December 31, 2014 and net cash provided by financing activities of $49.6 million for the year ended December 31, 2013. In the year ended December 31, 2015, our net cash used in financing activities was primarily due to our net repayment of a bank loan of $16.0 million. In the year ended December 31, 2014, our proceeds from issuance of shares, net of $45.1 million and proceeds from financial institutions of $22.7 million were partially offset by repayment of a bank loan of $29.0 million.  In the year ended December 31, 2013, our proceeds from exercises of share options of $1.1 million, proceeds from issuance of shares, net of $35.0 million and proceeds from financial institutions, net of $23.7 million, were offset partially by repayment of a bank loan of $10.2 million.

As of December 31, 2015, our principal commitments consisted of $9.4 million for obligations outstanding under non-cancelable operating leases.

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We anticipate continuing to engage in raising funds as may be required subject to changes in our business activities.

In March 2016 the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2017. We believe that current cash and cash equivalent balances together with the credit facility available based on the agreement with the financial institution will be sufficient for our requirements through at least the next 12 months.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and also at our subsidiaries in Greece and Romania. As of December 31, 2015, our research, development and engineering staff consisted of 190 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $22.9 million or 6.6% of revenues in 2015, $35.0 million or 9.4% of revenues in 2014, $43.0 million or 11.9% of revenues in 2013.

Intellectual Property

For a description of our intellectual property see Item 4. “INFORMATION ON THE COMPANY – B. Business Overview - Intellectual Property.”

D.	Trend Information

For a description of the trend information relevant to us see discussions in Parts A and B of Item 5.”OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

E.	Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.	Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations1	9,413	4,259	4,825	329
Purchase obligations2	21,882	21,882
Other long-term commitment3	4,595				4,595
Uncertain income tax positions4	6,642				6,642
Loan Agreement	2,072	2,072
Total	44,604	28,213	4,825	329	11,237

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2015 was approximately $6.9 million, of which approximately $4.7 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.2 million. In addition, the commitment includes a net amount of approximately $2.4 million in pension accruals in other subsidiaries, mainly in Norway.

(4)
Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15g of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position

Zohar Zisapel	67	Chairman of the Board of Directors
Ira Palti	58	President and Chief Executive Officer
Doron Arazi	52	Executive Vice President & Chief Financial Officer
John Earley	58	Executive Vice President, Delivery1
Nurit Kruk-Zilca	42	Executive Vice President, Human Resources
Yuval Reina	49	Executive Vice President, Global Products
Oz Zimerman	52	Executive Vice President, Global Marketing & Services
Flavio Perrucchetti	48	Regional President, Europe
Ram Prakash Tripathi	49	Regional President, APAC
Amit Ancikovsky	45	Regional President, Latin America & Africa
Charles Meyo	52	Regional President, North America
Shlomo Liran	65	Director
Yael Langer	51	Director
Yair E. Orgler	76	Director
Avi Patir	67	Director

Set forth below is a biographical summary of each of the above-named directors and executive officers.

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and as chairman from 1998 until 2012. Mr. Zisapel also serves as a director of RADCOM Ltd. and Amdocs Limited and as chairman or director of several private companies.  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Haifa Institute of Technology (“Technion”) and an M.B.A. from the Tel Aviv University.

Ira Palti has served as our President and Chief Executive Officer since August 2005. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from the Tel Aviv University.

Doron Arazi has served as our Executive Vice President and Chief Financial Officer since 2014. He joined Ceragon as CFO after a long, successful career with Amdocs where he managed the business relationship with a US tier 1 mobile operator and was responsible for hundreds of employees.  Prior to Amdocs, Doron looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from the Tel Aviv University.

_______________________________

1 Mr. John Earley’s employment with the Company will terminate on June 30, 2016.

John Earley has been our Executive Vice President, Delivery since April 2014. Prior to his appointment to such position, Mr. Earley served as our Regional President, Africa, as from March 2011.  From March 2010 to 2011, Mr. Earley served as Regional Head of Services, Africa for Nokia Siemens Network based in South Africa.  From November 2007 to 2010 Mr. Earley served as Chief Technical Officer for Celtel (later Zain) Nigeria and subsequently Head of Business Transformation for Zain Networks, Nairobi. Mr. Early received B.Sc. in electrical engineering from the Cleveland Institute of Technology.

Nurit Kruk-Zilca has served as our Executive Vice President, Human Resources since April 2014. From July 2005 until March 2014, Ms. Kruk-Zilca served in various positions in our human resources department, the last one as VP Global HR, responsible for all human resources. From 2000 until July 2005 she was a talent acquisition and sourcing specialist for Intel Israel. Ms. Kruk-Zilca received a B.A. in Leadership & Education and an M.A. in Organizational Sociology from the Tel Aviv University.

Yuval Reina has served as our Executive Vice President Global Products since 2015. He joined Ceragon in 2015, and is responsible for the conception, creation and delivery of leading-edge wireless backhaul solutions. With more than 25 years in management of large-scale, multidisciplinary projects and sizeable R&D organizations, Mr. Reina brings a wide breadth of experience along with a sharp focus on innovation and product delivery. Mr. Reina holds a B.Sc. (cum laude) in Electrical Engineering and a M.Sc. (summa cum laude) in Management from the Ben-Gurion University.

Oz Zimerman has served as our Executive Vice President Global Corporate Development since 2014. He joined the company in March 2013. Oz brings with him over 20 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group (DSPG), where he was responsible for leading the company's overall marketing activities, M&A and supporting its worldwide expansion. Prior to joining DSP Group, Oz was VP Marketing at Comverse, where he led global positioning and developed partnerships. Before joining Comverse, he was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, and prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU Polytechnic University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

Flavio Perrucchetti has served as our Regional President, Europe since 2015. Mr. Perrucchetti joined Ceragon in August 2011 from SIAE Microelettronica, where he was the Head of Sales & Marketing for Europe from 2007. Prior to that, he was engaged for more than 20 years in sales, marketing and management activities in the telecommunications market, including as the Head of Sales for Europe & Key Accounts Manager for Italy for a major telecom service provider, and as Head of International Sales & Marketing for a major microwave manufacturer where was responsible for Latin America, the Far East and Northern Europe. Mr. Perrucchetti holds a M.Sc. in Biology and also participated in graduate studies in Environmental Chemistry at the Università degli Studi di Milano.

Ram Prakash Tripathi has served as our Regional President, APAC since 2002. Prior to joining Ceragon, Mr. Tripathi held senior managerial positions at several companies including Stratex and Reliance, and has over 20 years of experience in the telecommunications industry. Mr. Tripathi holds a B.Sc. in Electronics & Communication Engineering from the Dr. Babasaheb Ambedkar University, in Aurangabad, Maharashtra, India.

Amit Ancikovsky has served as our Regional President, Latin America since 2013 and has also assumed the position of Regional President Africa in 2015. Prior to joining to Ceragon, Mr. Ancikovsky held a number of management positions at Airspan Networks Inc., including President of Sales & Products. Before that, Mr. Ancikovsky served as the Chief Financial Officer and Head of Business Development for Gilat Networks Latin America, a world leader in VSAT technologies. Mr. Ancikovsky holds a B.A. in Accounting and Economics and an LL.B.  from the Hebrew University in Jerusalem.

Charles (Chuck) Meyo has served as our Regional President, North America since 2012. Prior to joining Ceragon, Mr. Meyo served as Vice President of Global Channels and Americas Sales at Narus, Inc. and thereafter worked within the Boeing Defense, Space and Security division (following the acquisition of Narus, Inc. by the Boeing Company in 2011). Prior to that, Mr. Meyo was the Sales Vice President of the IBM Global Accounts and Alliances organization at Avaya and held a variety of successful sales and management roles at Lucent Technologies and AT&T. Mr. Meyo holds a B.A. and B.Sc. from the Ohio State University in Columbus, Ohio.

Shlomo Liran joined Ceragon’s Board of Directors in August 2015, after gaining vast experience in senior management positions, including in the telecommunication industry. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd.  During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., between 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark, and from 2000 to 2003 as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in STRAUSS as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School. Mr. Liran is one of our independent directors and is considered a "financial expert" for the purposes of the Nasdaq Rules.

Yael Langer has served as our director since December 2000.  Ms. Langer served as our general counsel from July 1998 until December 2000.  Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group. Since July 2009, Ms. Langer serves as a director in RADWARE Ltd. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Yair E. Orgler has served as our external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Atidim-High Tech Industrial Park Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: director at Israel Chemicals Ltd. (until September 2015), director at Bank Hapoalim, B.M.; director at Discount Investment Corporation Ltd., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yafo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of the Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at the Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and M.A. in industrial administration from Carnegie Mellon University, a M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Av Patir has served as our external director since March 2007. Mr. Patir is the CEO of a privately owned consulting company (Patir Consultants).  From 2007 to 2013 he served as Senior Vice President and CTO at Hot Mobile Ltd. (previously MIRS Communications Ltd.), a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd. Mr. Patir holds a M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is also a graduate of the Kellogg-Recanati executive management program of the Tel Aviv University. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this section A (Directors and Senior Management).

B.	Compensation

a)	Aggregate Executive Compensation

During 2015, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2015 and have terminated their service with us, consisted of approximately $4.3 million in salary, fees, bonuses, commissions and directors' fees and approximately $0.3 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2015, we granted to our directors and executive officers, in the aggregate, options to purchase 1,311,666 ordinary shares under our Amended and Restated Share Option and RSU Plan (no restricted share units (RSUs) were granted during 2015). The exercise price of the options ranges from $1.14 to $1.75 per share. Share options will expire 6 years after their date of grant.

We have a performance-based bonus plan, which includes our executive officers. The plan is based on our overall performance, the particular unit performance, and individual performance. A non-material portion of the performance objectives of our executive officers are qualitative. The measureable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, operating income and collection. The plan of our executive officers is reviewed and approved by our compensation committee and board of directors annually, as is any bonus payment of our executive officers made under such plan.

Other than payment of fees to our independent directors in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), reimbursement for expenses and the award of share options (see below), we do not compensate our directors for serving on our board of directors; We currently pay each of our independent directors, for their service as directors and their participation in each meeting of the Board or Board's committees, the "Minimum Amount" of the annual and participation fees as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital; currently – the sum of NIS 52,480 (approximately $13,450) as annual fee and the sum of NIS 1,854 (approximately $475) as an in-person participation fee, NIS 1,113 (approximately $285) for conference call participation and NIS 927 (approximately $238) for written resolution,. These cash amounts are subject to a bi-annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the amount of its capital. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

As consideration for their contribution and efforts as independent directors of the Company, our shareholders have approved in August 2015 annual equity grants to each of Mr. Shlomo Liran, Mr. Yair E. Orgler and Mr. Avi Patir, in addition to the above-mentioned cash remuneration, with respect to their three-year terms of service, as follows: options to purchase 50,000 Ordinary Shares, one-third of which were granted, or are to be granted, on the date of the original appointment, or re-appointment, as applicable for each such director, with an additional one third, which shall be granted upon each of the first and second anniversaries thereof; i.e., for Mr. Liran, 16, 667 options were granted on August 11, 2015, additional 16,667 options shall be granted on August 11, 2016 and the remaining 16,666 options shall be granted on August 11, 2017. For each of Mr. Patir and Mr. Orgler, 16,667 options shall be granted on March 25, 2016 (the commencement date of their fourth term of service - see below under C. Board Practices - "External Directors"), additional 16,667 options shall be granted on March 25, 2017 and the remaining 16,666 options shall be granted on March 25, 2018; Provided that each of them is still a director of the Company at the time of such respective grant.

As remuneration for their contribution and efforts as directors of the Company, our shareholders have approved in August 2015 annual equity grants to each of Mr. Zohar Zisapel and Ms. Yael Langer, with respect to their three-year terms of service, as follows:

•   To Zohar Zisapel, Chairman of the Board of Directors, options to purchase 150,000 Ordinary Shares, one-third of which were granted on August 11, 2015, the date of his re-appointment, and an additional one third of which shall be granted upon each of first and second anniversaries thereof (i.e., 50,000 options are to be granted on August 11 of each of the years 2016 and 2017), provided he is still a director of the Company at the time of each respective grant. The Compensation Committee and Board were of the opinion that, it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his contribution to the Company's success.

•   To Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on August 11, 2015, the date of her re-appointment, and an additional one third of which shall be granted upon each of the first and second anniversaries thereof (i.e., 16,667 options shall be granted on August 11, 2016 and the remaining 16,666 options shall be granted on August 11, 2017), provided she is still a director of the Company at the time of each respective grant.

All options granted each year, as detailed above, shall vest on their date of grant. The exercise price of such options equals to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period of thirty (30) consecutive trading days immediately preceding the date of grant. These grants were made and will be made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which will be granted under Section 3(9) of the Ordinance.

b)	Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders" (as such term is defined in the Companies Law; see below under "C. Board Practices – External Directors – Qualification" with respect to the year ended December 31, 2015. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and are based on the following components:

•
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Office Holder’s, payments, contributions and/or allocations for pension, severance, vacation, travel and accommodation, car or car allowance, medical insurances and risk insurances (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company's guidelines.

•
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2015, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, and approved by the Company's compensation committee and board of directors.

•
Equity Costs. Represents the expense recorded in our financial statements for the year ended December 31, 2015, with respect to equity-based compensation granted in 2015 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 14c of our audited consolidated financial statements.

(1)	Charles (Chuck) Meyo – Regional President North America. Salary Costs - $308,151; Bonus Costs - $661,408; Equity Costs -$55,011.

(2)	Ira Palti – CEO. Salary Costs - $285,732; Bonus Costs - $125,651; Equity Costs - $216,550.

(3)	Amit Ancikovsky – Regional President Latin America & Africa. Salary Costs - $287,800; Bonus Costs - $267,938; Equity Costs - $30,120.

(4)	Flavio Perrucchetti – Regional President Europe. Salary Cost - $401,540; Bonus Cost - $73,256; Equity Cost - $31,994

(5)	Doron Arazi – EVP & CFO. Salary Cost - $252,250; Bonus Cost - $55,570; Equity Cost - $83,963

C. Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee (hereinafter referred to as “corporate audit committee”), internal auditor and approvals of interested parties transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer such as us may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. “KEY INFORMATION – Risk Factors – Risks Related to Our Common Shares - As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.” For information regarding home country rules followed by us see Item 16G. “CORPORATE GOVERNANCE.”

General Board Practices

Our board of directors presently consists of five members, the minimum number authorized by our Articles of Association. The board retains all the powers in managing our Company that are not specifically granted to the shareholders; for example, the board may make decisions to borrow money for our Company, and may set aside reserves out of our profits, for whatever purposes it thinks fit.

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

The Board may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. The Board has appointed a corporate audit committee under the Companies Law, a financial audit committee, a compensation committee – each such committee has three members – and a nomination committee – with two members.

Terms and Skills of Directors

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Our two external (and independent) directors, Mr. Patir and Mr. Orgler, are the members of our Nomination Committee, who recommends director nominees for our board's selection.

Our directors, other than external directors, are elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, in the annual general meeting of shareholders held on August 11, 2015, our three directors (other than the external directors), were elected to serve until the date of the 2018 annual general meeting of shareholders.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not summon a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

Independent Directors

Under the Nasdaq Rules, a majority of our directors is required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of a company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of a company or its affiliates. Messrs. Yair Orgler, Avi Patir and Shlomo Liran currently serve as our independent directors.

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors, which is authorized to exercise the board of directors’ authorities is required to include at least one external director, and the corporate audit and compensation committees, are also required to include all of the external directors.

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had, during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company’s voting rights, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	“Control”; and

•
service as an office holder; the Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the chief executive officer general manager and any officer that reports directly to the chief executive officer or any other.

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

Election and Term of External Directors.  External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder) ("Non-Related Votes"), not taking into account any abstentions, vote in favor of the election; or

•	the total number of Non-Related Votes, voting against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

In a company in which, at the date of appointment of an external director, all the directors are of the same gender, the external director to be appointed shall be of the other gender.

An external director can be removed from office only by: (i) a special meeting of the shareholders by the same majority of shareholders that is required to elect an external director; or (ii) a court, and provided that either: (a) the external director ceases to meet the statutory qualifications with respect to his or her appointment; or (b) the external director violates his or her duty of loyalty to the company. The court may also remove an external director from office if he or she is unable to perform his or her duties on a regular basis.

An external director who ceases to possess any qualification required under the Companies Law for holding the office of an external director must inform the company immediately and his/her office shall terminate upon such notice.

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, only if the corporate audit committee, followed by the board, have approved the reelection, taking into consideration the expertise and special contribution of the external director to the work of the board and its committees, and determining that the appointment for a further term of service is beneficial to the Company.

Re-election of an external director may be effected through one of the following mechanisms:

1.	a shareholder holding one percent or more of a company's voting rights proposed the reelection of the nominee;
2.	the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or
3.	the external director who is up for renewal has proposed himself or herself for reelection.

With respect to mechanisms 1 and 3 above, the re-election is required to fulfill all of the following terms: (i) to be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of controlling shareholders and shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) to include votes cast in favor of the reelection by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director is not a related or competing shareholder or a relative of such a related or competing  shareholder, at the time of the appointment, and does not and did not have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ is a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided that at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, have business relationships with the Company or are competitors of the Company.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either “accounting and financial expertise” or “professional qualifications and (2) at least one of the external directors must have “accounting and financial expertise.”  A director with “accounting and financial expertise” is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the Company’s financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with “professional qualifications”  is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the Company’s business or which is relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities; (B) a senior public position or a senior position in the public service; or (C) a senior position in the Company’s main fields of business.

Compensation. An external director is entitled to compensation as provided in the Remuneration Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see “Remuneration of Directors” below.

Our External Directors. Yair Orgler and Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009 and again in December 2012, at the respective annual meeting of shareholders, Messrs. Orgler and Patir were appointed for a second and third terms as external directors.  Their third terms will expire in March 2016.  In the annual general meeting held on August 11, 2015, the shareholders approved the extension of terms of service of Messrs. Orgler and Patir for an additional period of three years each, commencing on March 25, 2016, following approvals by our corporate audit committee and board that such re-appointment for further terms of service is beneficial to the Company, considering the expertise and special contribution of each of them to the work of the board and its committees. Our board of directors has determined that Prof. Orgler has the “accounting and financial expertise” and that Mr. Patir has the “professional qualifications required by the Companies Law.”

Remuneration of Directors

Directors’ remuneration should be consistent with our compensation policy for office holders (see below) and requires the approval of the compensation committee, the board of directors and the shareholders (in that order).

Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from compensation policy, provided that such arrangement is approved by a special majority of the company’s shareholders, including (i) at least a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

In addition, according to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, and are based on the classification of the Company according to the size of its shareholders capital. According to the Remuneration Regulations, the compensation committee and shareholder’s approval may be waived if the annual and participation fees to be paid to the external directors are within the range of the fixed annual fee or the fixed participation fee and the maximum annual fee or the maximum participation fee for the Company’s level, respectively.  However, remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee, respectively, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and, the participation fees and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

Additionally, according to other regulations promulgated under the Companies Law with respect  to relief in approval of certain related party transactions (the “Relief Regulations”), shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the Company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Remuneration Regulations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the Company objects to such exemption from shareholders’ approval requirement by submitting such objection to the Company in writing not later than fourteen days from the date the Company notifies its shareholders regarding the adoption of such resolution. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Neither we nor any of our subsidiaries has entered into a service contract with any of our current directors that provide for benefits upon termination of their service as directors.

For a full discussion of the remuneration paid to our directors, including our external directors, see above in “B. Compensation”) “Aggregate Executive Compensation.”

Committees of the Board of Directors

Financial Audit Committee

In accordance with the Securities Exchange Act of 1934, rules of the SEC under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom is (i) independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or  subsidiary's) financial statements during the past three years; and (v) financially literate and one of whom has been determined by the board to be the audit committee financial expert. Currently, Messrs. Yair Orgler, Avi Patir and Shlomo Liran serve on our financial audit committee, each of whom has been determined by the board to meet the Nasdaq standards described above. Mr. Liran is the chairman of our financial audit committee and its financial expert (see Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT,” below).

We have adopted a financial audit committee charter as required by the Nasdaq Rules. The duties and responsibilities of the financial audit committee include: (i) recommending the appointment of the Company's independent auditor to the board of directors, determining his compensation and overseeing the work performed by him;(ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

Corporate Audit Committee

Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee, comprised of at least three directors including all of the external directors.  In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or any relative thereof; (iii) any director employed by or providing services on a regular basis to, the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder ("Non-Permitted Members").  The chairman of such audit committee must be an external director. Messrs. Yair Orgler and Avi Patir serve as our two external directors. Both, as well as Mr. Shlomo Liran, meet the independence criteria defined in the Companies Law. Mr. Orgler is the chairman of our corporate audit committee.

The duties and responsibilities of our corporate audit committee include: (i) identification of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) reviewing and approval of certain transactions and actions of the Company, including the approval of related party transactions that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflict of interests are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii)  recommending the appointment of the internal auditor and its compensation to the board of directors; (iv) examining the performance of our internal auditor and whether he is provided with the required resources and tools necessary for him to fulfill his role, considering, inter alia, the Company's size and special needs; (v) setting procedures for handling complaints made by the Company's employees in connection with management deficiencies and the protection to be provided to such employees; and (vi) perform such other duties that are or will be designated solely to the audit committee in accordance with the Companies Law and the Company's Articles of Association.

Non-Permitted Members shall not attend corporate audit committee's meetings or take part in its decisions, unless the chairman of the corporate audit committee has determined that such person is required for the presentation of a certain matter. Nevertheless an employee who is not a controlling shareholder or a relative thereof, may be present at the discussion part only, pursuant to the committee's request, and the company’s legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both the discussion and decision parts – pursuant to the committee's request.

The quorum for discussions and decisions shall be the majority of the members of the corporate audit committee, provided that the majority of the members present meet the independence criteria set forth in the Companies Law, and at least one of them is an external director.

Compensation Committee

General. According to Amendment 20 to the Companies Law (“Amendment 20”), the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors who shall be the majority of its members and one of which must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements (Corporate Audit Committee), as described above (the “Compensation Committee Qualifications”). Our compensation committee is comprised of our two external directors, Messrs. Yair Orgler and Avi Patir, as well as our independent director, Mr. Shlomo Liran, whose remuneration is similar to the remuneration paid to our external directors. Mr. Patir is the Chairman of our compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt under certain circumstances a transaction with a candidate for chief executive officer, who is not affiliated with the Company or its controlling shareholders, from shareholder approval, and provided that the terms approved are consistent with the compensation policy.

In addition, our compensation committee administers our Amended and Restated Share Option and RSU Plan. The Board has delegated to the compensation committee the authority to grant options and RSUs under this plan and to act as the share incentive committee pursuant to this plan, provided that such grants are within the framework determined by the Board, and that the grant of equity compensation to our office holders is also approved by our board.

The attendance and participation in the meetings of the compensation committee is subject to the same limitations that apply to the corporate audit committee.

The quorum for discussions and decisions shall be the majority of the compensation committee members, provided that the majority of the members present are independent directors and at least one of them is an external director.

Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. As stated above, Israeli law does not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation; nor does it require that the Company adopt and file a compensation committee charter. Instead, our board of directors has determined that out compensation committee conduct itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law (see also under Item 16G. “CORPORATE GOVERNANCE”).

A recent amendment to the Companies Law, which became effective on February 17, 2016, allows Israeli public companies to elect to have their audit committee carry out all duties and responsibilities of the compensation committee under the Companies Law, provided that such audit committee meets the Compensation Committee Qualification. Although our Audit Committee meets the Compensation Committee Qualification, as of the date of this report, we have not elected to apply such amendment.

For information regarding our Nomination Committee see above under ”Terms and Skills of Directors“.

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

The terms of office and employment of the chief executive officer, regardless of whether such terms conform to the Company's compensation policy, must be approved by the compensation committee, the board of directors and then by a special majority of the shareholders, including: (i) a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

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

The terms of office and employment of our directors, regardless of whether such terms conform to the Company's compensation policy, must be approved by the compensation committee, the board of directors and then by the shareholders, but, in case that such terms are inconsistent with the company's compensation policy, such shareholders' approval must be obtained by the special majority detailed above with respect to the chief executive officer.

Compensation Policy

As required by Amendment 20, our shareholders, following the approval of the board of directors and the recommendations of the compensation committee, approved and adopted a revised compensation policy on August 11, 2015. The compensation policy sets forth the Company’s policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which takes into account, among other things, providing proper incentives to directors and officers, management of risks by the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.  The policy provides our compensation committee and our board of directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the corporate audit committee or the compensation committee, thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

•	transactions with office holders and third parties, where an office holder has a personal interest in the transaction;

•	employment terms of office holders; and

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service provided directly or indirectly (including through a company controlled by the controlling shareholder) and terms of employment (for a controlling shareholder who is not an office holder). A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing.

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

Further, Such extraordinary transactions as well as any transactions with a controlling shareholder or his relative concerning terms of service or employment need to be re-approved once every three years, provided however that with respect to certain such extraordinary transactions the corporate audit committee may determine that a longer duration is reasonable given the circumstances related thereto and such extended period has been approved by the shareholders.

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

In addition, the approval of the corporate audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company.

A “controlling party” is defined in the Securities Law and in the Companies Law for purposes of the provisions governing related party transactions as a person with the ability to direct the actions of a company but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, and with respect to approval of transactions with related parties also a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, , and provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder for the purpose of evaluating their holdings with respect to approvals of transactions with related parties.

Compensation committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, for the provision of insurance and for an undertaking to indemnify any office holder of the company; see below under “Exemption, Insurance and Indemnification of Directors and Officers.”

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

Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder: (i) holds at least  5% of the company’s outstanding share capital of voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction that is either: (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If a transaction is an extraordinary transaction, or a with respect to terms of office and employment, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders’ approval is also required.

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

In addition, any controlling shareholder, any shareholders who knows that it possess power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but states that the remedies generally available upon a breach of contract, will also apply in the event of a breach of the duty of fairness, taking into account such shareholder's position.

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

Our Articles of Association allow us to indemnify and insure our office holders to the fullest extent permitted by law.

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

Office Holders’ Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person; and

•	any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.

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

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party,  pursuant to certain provisions of the Securities Law; and

•	any other event, occurrence or circumstance in respect of which we may lawfully indemnify an office holder.

The Company may undertake to indemnify an office holder as aforesaid: (a) prospectively, provided that, in respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the indemnification undertaking; and (b) retroactively.

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

•	a breach by the office holder of his or her duty of care, if such breach was intentional or reckless, but unless such breach was solely negligent;

•	any act or omission intended to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, with respect to an office holder who is chief executive officer or a director, also by our shareholders. However, according to the Relief Regulations, shareholders’ approval for the procurement of directors’ insurance is not required if the insurance policy is approved by our compensation committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations; provided however that no holder of 1% or more of the issued and outstanding share capital or voting rights in the company objects to such exemption from the shareholders’ approval requirement, such objection to be submitted to the company in writing not later than 14 days from the date the company notifies its shareholders regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the remuneration arrangement of the directors will require shareholders’ approval as detailed above.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present office holders and were approved for future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors’ and officers’ liability insurance for the benefit of our office holders, which include our directors. This policy was approved by our compensation committee, after confirming that its terms are within the framework set forth for insurance coverage under our compensation policy.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the Israeli Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law. Furthermore, the Securities Law requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law. Our Articles of Association and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Securities Law (see “Exculpation, Insurance and Indemnification of Directors and Officers" above).

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

D.	Employees

As of December 31, 2015, we had 871 employees worldwide, of whom 190 were employed in research, development and engineering, 523 in sales and marketing including supporting functions, 72 in management and administration and 86 in operations.  Of these employees, 309 were based in Israel, 42 were based in the United States, 232 were based in EMEA (not including Israel), 192 were based in Latin America and 96 were based in Asia Pacific.

We and our Israeli employees are not parties to any collective bargaining agreements. However, with respect to such employees, we are subject to Israeli labor laws, regulations and collective bargaining agreements applicable to us by extension orders of the Israeli Ministry of Social Affairs and Social Services, as are in effect from time to time. Generally, we provide our employees with benefits and working conditions above the legally required minimums.

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

Substantially all of our employment agreements include employees’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non-competition undertakings is rather limited under the local laws in certain jurisdictions, including Israel.

To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

The employees of our other subsidiaries are subject to local labor laws and regulations that vary from country to country.

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 16, 2016.  The percentage of outstanding ordinary shares is based on 77,660,983 ordinary shares outstanding as of March 16, 2016.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options	Number of RSUs Held (2)
Zohar Zisapel(3)	10,788,341	13.9	250,000	$1.08-$11.75	-
Ira Palti	803,313	1.0	1,357,124	$1.16-$13.04	37,124
All directors and senior management as a group consisting of 15 people(4)	12,572,105	16.2	3,291,458	$1.08-$13.04	40,124

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days as of March 16, 2016.

(2)
Each stock option is exercisable into one ordinary share, and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 250,000, 801,250 and 2,030,701 options, are vested or shall become vested within 60 days of March 16, 2016 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. Of the number of RSU’s listed, 0, 2,063 and 3,063, respectively, are vested or expected to vest within 60 days as of March 16, 2016, for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively.

(3)	The number of ordinary shares held by Zohar Zisapel includes 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 16, 2016 (including options held by each such person and which are vested or shall become vested within 60 days as of March 16, 2016) and have therefore not been separately disclosed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Ordinance. It is also intended to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The compensation committee of our board of directors administers the plan. Generally, the options expire between six to ten years from the date of grant. In addition, our board of directors has sole discretion to determine, in the event of a transaction with other corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold.

In September, 2010, our board of directors amended the share option plan so as to enable the grant of restricted share units (“RSUs”) pursuant to such plan (the “Amended and Restated Share Option and RSU Plan”, or “the Plan”).

In December 2012, our board of directors extended the Plan for an additional ten-year period through December 31, 2022.  The Plan has been approved by the Israeli Tax Authority as required by applicable law. The following tables present information regarding option and RSU grants under the Plan as of December 31, 2015.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
20,051,126	1,884,425	6,465,782	$4.81

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
1,544,562	---	99,449	$0.00

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2015:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	3,294,649	1,514,068

All other grantees	3,270,582	1,851,280

Amendment of the Plan

Subject to applicable law, our board of directors may amend the Plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board last amended the Plan in August 2014, extending the authority originally granted to our compensation committee to provide grantees, in their notice of grant, with a “Double Trigger" acceleration mechanism upon the occurrence of certain events.

ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of February 15, 2016 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel	10,788,341	13.9%

(1)
Based on 77,660,983 ordinary shares issued and outstanding as of March 16, 2016.

Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholders and the chairman of the board.

As of February 15, 2016, approximately 95.1% of our ordinary shares were held in the United States and there were 30 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95.08% of our outstanding ordinary shares as of said date).

Related Party Transactions

The RAD-BYNET Group of Companies

Yehuda Zisapel is a principal shareholder who, together with Nava Zisapel, as of February 15, 2016, beneficially owns 4.61% of our ordinary shares. Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 13.9% of our ordinary shares as of February 15, 2016.  Zohar and Yehuda Zisapel are brothers who do not vote as a group and do not have a voting agreement.  Individually or together, and with Nava Zisapel, they are also founders, directors or principal shareholders of several other companies which, together with us and the other affiliates, are known as the RAD-BYNET group.  These corporations include the following, as well as several other real estate, holding, biotech, medical devices and pharmaceutical companies:

AB-NET Communications Ltd.	Internet Binat Ltd.	RADWIN Ltd.
BYNET Data Communications Ltd.	Packetlight Networks Ltd.	SecurityDam Ltd.
BYNET Electronics Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADBIT Computers, Inc.
BYNET SEMECH (Outsourcing) Ltd.	RADCOM Ltd.	SILICOM Ltd.
BYNET Software Systems Ltd.	RAD Data Communications Ltd. and its subsidiaries	RADiflow Ltd.
BYNET Systems Applications Ltd.	RADWARE Ltd.	BINAT Business Ltd.
RADHEAR Ltd.

The above list does not constitute a complete list of the investments of Yehuda, Nava and Zohar Zisapel.

In addition to the above list, Zohar Zisapel is either a director or shareholder (or both) in the following companies: Amdocs Ltd., ARGUS Cyber security Ltd., CyberInt Technologies Ltd., TopSpin Security Ltd., Armis Security Ltd., Satixfy Ltd., Nucleix Ltd. and Innoviz Technologies Ltd.

Ms. Langer, one of our directors, acts as general counsel for several companies in the RAD-BYNET group and serves as a director of RADWARE Ltd.

In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

Members of the RAD-BYNET group provide us on an as-needed basis with management information systems, marketing, and administrative services, and we reimburse each company for its costs in providing these services. Members of the RAD-BYNET provide us and other RAD-BYNET companies with logistics services such as transportation and cafeteria facilities. The aggregate amount of these expenses was approximately $1.1 million in 2015.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $50 thousand in 2015.

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

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel.  The leased facility, located in Tel Aviv, Israel is approximately 7,000 square feet in size. The leases for the majority of this facility will expire in December 2017. The aggregate amount of rent and maintenance expenses related to these properties was approximately $2.2 million in 2015.

Supply Arrangement

We purchase components and products from RAD Data Communications Ltd., RADWIN Ltd. and other members of the RAD-BYNET group which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $3.0 million for the year ended December 31, 2015.

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

Export Sales

In 2015, our sales to end users located outside of Israel amounted to $347.6 million, or 99.5% of our $349.4 million revenues for this year.

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

The motion was received by the Company on January 6, 2015 and the Company filed its defense on June 21, 2015. The parties are now debating the Plaintiffs right for discovery. The Company filed its response to the plaintiff’s request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24, 2016. Once the court decides in relation to discovery, it is expected that a date for submission of plaintiff’s response to the Company’s defense will be set. The initial procedure, i.e. until the District Court decides whether to approve the motion or to deny it, has been conducted for over a year now, and it is difficult to estimate how long it is expected to last. The Company believes that the District Court should deny the motion.

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

Significant Changes

See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS -Liquidity and Capital Resources” for a description of the April 2014 amendment to the credit facility.

In April 2014, we signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

ITEM 9.                      THE OFFER AND LISTING

Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Global Market since August 4, 2000 and until January 2, 2011 and on the Nasdaq Global Select Market as of January 3, 2011. In addition, our ordinary shares are listed on the Tel Aviv Stock Exchange (TASE), since September 12, 2004 - in both exchanges under the symbol “CRNT.”

The table below sets forth for the periods indicated the high and low market (sale) prices of our ordinary shares as reported on Nasdaq:

	Ordinary Shares
Annual	High	Low
2011	$14.34	$7.25
2012	9.76	3.91
2013	5.15	2.35
2014	3.84	0.93
2015	2.00	0.88

Quarterly 2013
First Quarter	$5.15	$4.25
Second Quarter	4.38	3.11
Third Quarter	4.30	3.00
Fourth Quarter	4.35	2.35

Quarterly 2014
First Quarter	$3.84	$2.8
Second Quarter	2.95	2.13
Third Quarter	2.69	2.0
Fourth Quarter	2.39	0.93

Quarterly 2015
First Quarter	$1.35	$0.88
Second Quarter	1.47	1.02
Third Quarter	1.74	0.93
Fourth Quarter	2.00	1.09

Monthly	High	Low
October 2015	$2.00	$1.41
November 2015	1.73	1.09
December 2015	1.43	1.11
January 2016	1.28	0.89
February 2016	1.30	1.03

ITEM 10.                    ADDITIONAL INFORMATION

Memorandum and Articles of Association - General

A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The memorandum and articles of association as amended in October 2007, September 2011, December 2012 and July 2014 were previously provided in our annual reports on Form 20-F for the years 2007, 2011 2012 and 2014, respectively, and are incorporated herein by reference.

In July 2014 we revoked our memorandum, in a procedure required by Israeli law in order to effect such a revocation; a detailed description of such procedure was previously provided in our annual report on Form 20-F for the year 2014 and is incorporated herein by reference.

Articles of Association

Objects and purposes

Our registration number with the Israeli Registrar of Companies is 51-235244-4. Our purpose as set forth in article 1 to our articles of association (the "Articles") is to engage, directly or indirectly, in any lawful undertaking or business whatsoever.

Meetings of Shareholders, Quorum and Voting Rights

According to the Companies Law and the Articles, an annual general meeting of our shareholders shall be held once every calendar year and provided it is within a period of not more than fifteen (15) months after the preceding annual general meeting. Our board of directors may, whenever it deems fit, convene a special general meeting at such time and place as may be determined by the board, and, pursuant to the Companies Law, must convene a meeting upon the demand of: (a) two directors or one quarter of the directors in office; or (b) the holder or holders of: (i) 5% or more of the Company’s issued share capital and one percent 1% or more of its voting rights; or (ii) 5% or more of the Company’s voting rights.

Pursuant to the Articles, the quorum required for a meeting of shareholders consists of at least two shareholders and holding shares conferring in the aggregate thirty-three and a third percent (33.3%) or more of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors, shall be cancelled. If a meeting is otherwise called and no quorum is present within half an hour from the time appointed for such meeting it shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board of Directors may determine. At the adjourned meeting, the required quorum consists of any two shareholders.

Subject to the provisions of the Articles, holders of ordinary shares have one vote for each ordinary share held by such shareholder of record, on all matters submitted to a vote of shareholders. Shareholders may vote in person, by proxy or by proxy card. Alternatively, as of June 2015, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority ("Electronic Vote"). These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As our ordinary shares do not have cumulative voting rights in the election of directors, the holders of the majority of the shares present and voting at a shareholders meeting generally have the power to elect all of our directors, except the external directors whose election requires a special majority.

Unless otherwise prescribed in our Articles and/or under the Companies Law, shareholders resolutions are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person, by proxy, by proxy card or by Electronic Vote, and voting on the matter.

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by the Articles or the laws of the State of Israel, except that citizens of countries that are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of Shares

Our ordinary shares which have been fully paid-up are transferable by submission of a proper instrument of transfer together with the certificate of the shares to be transferred and such other evidence of title, as the Board of Directors may require, unless such transfer is prohibited by another instrument or by applicable securities laws.

Modification of Class Rights

Pursuant to our Articles, If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by our Articles, may be modified or abrogated by the Company, by shareholders resolution, subject to the sanction of a resolution passed by a majority of the holders of the shares of such class present and voting at a separate general meeting of the holders of the shares of such class.

Dividends

Under the Companies law, dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. If the company does not meet the profit requirement, a court may nevertheless allow the company to distribute a dividend, as long as the court is convinced that there is no reasonable concern that such distribution will prevent the company from being able to meet its existing and anticipated obligations when they become due. Pursuant to our Articles, no dividend shall be paid otherwise than out of the profits of the Company. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors.

Our Articles provide that our board of directors, may, subject to the Companies Law, from time to time, declare and cause the Company to pay such dividends as may appear to the Board of Directors to be justified by the profits of our Company. Subject to the rights of the holders of shares with preferential, special or deferred rights that may be authorized in the future, our profits which shall be declared as dividends shall be distributed according to the proportion of the nominal (par) value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal (par) value, if any. The declaration of dividends does not require Shareholders’ approval.

To date, we have not declared or distributed any dividend and we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future; see above under Item 8. “Financial Information – Dividends.”

Liquidation Rights

In the event of our winding up or liquidation or dissolution, subject to applicable law, our assets available for distribution among the shareholders shall be distributed to the holders of ordinary shares in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any. This liquidation right may be affected by the grant of limited or preferential rights as to liquidation to the holders of a class of shares that may be authorized in the future.

Mergers and Acquisitions under Israeli Law

In general, a merger of a company, that was incorporated before the enactment of the Companies Law, requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. However, in accordance with our Articles of Association a shareholder resolution approving a merger of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least: (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer : (a) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 25% or more of the voting rights at the general meeting (a "control block") and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the abovementioned requirements do not apply if, the acquisition: (1) was made in a private placement that received shareholders’ approval (which includes an explicit approval of the purchaser becoming a holder of a “control block,” or 45% or more, of the voting power in the company, unless there is already a holder of a “control block” or 45% or more, respectively, of the voting power in the company); (2) was from a holder of a “control block” in the company and resulted in the acquirer becoming a holder of a “control block,”; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3. “KEY INFORMATION - Risk Factors – Risks Related to Operations in Israel - Provisions of our Articles of Association, Israeli law and financing documents could delay, prevent or make difficult a change of control and therefore depress the price of our shares.”

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

The corporate tax rate in 2015 was 26.5%. The corporate tax rate as from January 1, 2016 is 25%.

However, the effective tax rate payable by a company that derives income from an approved enterprise and beneficiary enterprise, discussed further below, may be considerably lower.  See “The Law for the Encouragement of Capital Investments, 1959” below.

The Law for the Encouragement of Capital Investments, 1959

Tax Benefits before the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See “Tax Benefits under the 2005 Amendment” below regarding an amendment to the Investments Law that came into effect in 2005 and the amendments to the Investments Law that came into effect in 2011.

Each certificate of approval for an approved enterprise, received upon application to the Investment Center of the Ministry of Economy and Industry, Trade and Labor of the State of Israel, or the Investment Center, relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program.  The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise.  If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven).  Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years).  The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed.  The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits.  This rate is generally 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders.  The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from approved enterprises, which is 20% if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors’ company.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 20% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 20% for Israeli residents and at a rate of 4% for foreign residents.

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

Under the new legislation, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises during the benefits period.  The uniform corporate tax rate will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. Certain “Special Industrial Companies“ that meet certain criteria will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.

Dividend distributed from income which is attributed to ”Preferred Enterprise”/”Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual –20% (iii) non-Israeli resident at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (48% in 2015) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see the above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) (hereinafter: “Added Tax”).

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%.  Dividends received by the U.S. company or the U.S. individual distributed from income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the entity and an equity owner in such entity will generally depend on the status of the equity owner and the activities of the entity.  Such an equity owner or entity should consult its own tax advisor as to its tax consequences.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2015.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2015, U.S. holders who acquired our ordinary shares in 2015 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. We may supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election if we are a PFIC. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year.  The amount so includible will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. A U.S. holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. holder’s QEF election is in effect beginning with the first taxable year in its holding period in which we were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2015 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not use derivative financial instruments for trading purposes. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required.  We are exposed to certain other types of market risks, as described below.

Foreign Currency Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A majority of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated mainly in NIS and NOK, BRL, INR and EUR. Because our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2015 a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $1.8 million in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $1.8 million in our net assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2015, we had outstanding forward contracts in the amount of $31.7 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

As of December 31, 2015, approximately 100% of the net offering proceeds remaining from our initial public offering and from our follow-on offerings were invested in short-term investments.  During fiscal year 2015, we used the proceeds for capital expenditures and general corporate purposes.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

As of December 31, 2014 we identified material weakness in our internal control over financial reporting in our legal entity in Brazil, which comprised approximately 10% of our total revenue in 2014 and approximately 9% of our total assets in 2014. The material weakness was reported with respect to our financial statements for 2014. During 2015 we implemented remedial plan to address the previously identified material weakness. The plan included:

•	Retaining accounting personnel, which were more qualified and continuing to enhance our internal finance and accounting organizational structure in Brazil;

•	Increasing our corporate supervision over the financial reporting and controls in Brazil;

•
Implementing and enhancing supervisory procedures to include additional levels of analysis and quality control reviews within the accounting and financial reporting functions in Brazil as well as in our corporate;

•	Enhancing certain areas in our supporting system in order to improve controls; and

•	Engaging external independent advisors to support and assist us in issues that required more specific knowledge and experience.

As a result, after the measures taken and the procedures adopted by us, we reached the conclusion that in light of the aforementioned remediation processes, the Company’s internal control over financial reporting in Brazil is now effective.

Except for the matter described above, there have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report, which have material affected, or is reasonably likely to materiality affect, the Company’s internal control over financial reporting.

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

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                   [RESERVED]

ITEM 16A.                AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Shlomo Liran is the audit committee financial expert. Mr. Liran is one of our independent directors for the purposes of the Nasdaq Rules.

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

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2014		2015
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$690,000	81	$605,518	71
Tax Fees (2)	$87,000	10	$176,341	21
Other Services(3)	$75,000	9	$63,607	8
Total	$852,000	100	$845,466	100

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The chart below provides information on purchases of our ordinary shares by affiliates during the year ended December 31, 2015:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Acquirer of Equity Securities
August 2015	100,0001	$1.21	Zohar Zisapel, our chairman and a principal shareholder

1.	Ordinary Shares purchased during the year.

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of certain Nasdaq rules, subject to certain exceptions and except to the extent that such exemptions would not be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we follow in lieu of Nasdaq Rules are described below:

The Nasdaq Rules require shareholder approval of share option plans and other equity based compensation arrangements available to officers, directors or employees. We have decided to follow home country practice in lieu of obtaining shareholder approval for our share option plans. We seek shareholder approval for the adoption or amendment of share option plans only as required by our share option plans and Articles and under Israeli law. Subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of share options to our chief executive officer, directors and controlling shareholders or share option plans that require shareholder approval for other reasons.

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

Not Applicable.

PART III

ITEM 17.                   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                   FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-51 hereof.

Index to Consolidated Financial Statements	PAGE
Reports of Independent Registered Public Accounting Firm	F-2 – F-3
Consolidated Balance Sheets	F-4 – F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Comprehensive Loss	F-7
Consolidated Statements of Changes in Shareholders’ Equity	F-8
Consolidated Statements of Cash Flows	F-9 – F-10
Notes to Consolidated Financial Statements	F-11 – F-56

ITEM 19.                   EXHIBITS

1.2	Articles of Association, as amended July 15, 2014*
4.1	Tenancy Agreement, dated as of February 22, 2000, by and among the Company, Zisapel Properties Ltd. and Klil & Michael Properties Ltd. (English translation)**
4.4
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd.  (English summary of the material terms) ***

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) ****
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) *
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) *
4.8	Amended and Restated Share Option and RSU Plan, as Amended August 10, 2014 *
4.9	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms)
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Statements of Comprehensive Loss at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015,  2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014and 2013; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

* Previously filed as exhibit 1.2, 4.6. 4.7 and 4.8 to the Company’s Annual Report on Form 20-F for the year 2014 and incorporated herein by reference.
** Previously filed as exhibit 10.3 in connection with the Company’s Registration Statement on Form F-1 (Registration Statement 333-12312) on August 3, 2000 and incorporated herein by reference.
*** Previously filed as exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year 2012 and incorporated herein by reference.
****Previously furnished as exhibit 99.3 in a Report on Form 6-K which exhibit was incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-183316), and incorporated herein by reference.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ceragon Networks Ltd.

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ceragon Networks Ltd.

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, statements of comprehensive loss changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 23, 2016 expressed an unqualified opinion thereon

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2016	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$41,423	$36,318
Short-term bank deposits		413	-
Marketable securities	3	535	-
Trade receivables (net of allowance for doubtful accounts of $ 8,404 and $ 12,229 at December 31, 2014 and 2015, respectively)		162,626	116,683
Other accounts receivable and prepaid expenses	4	22,898	22,583
Deferred tax assets, net	15c	3,522	1,633
Inventories	5	61,830	49,690

Total current assets		293,247	226,907

NON-CURRENT ASSETS:
Deferred tax assets, net	15c	239	189
Severance pay and pension fund		5,669	4,681
Other non-current assets		4,510	1,457

PROPERTY AND EQUIPMENT, NET	6	33,138	28,906

INTANGIBLE ASSETS, NET	7	5,070	3,192

Total long-term assets		48,626	38,425

Total assets		$341,873	$265,332

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2014	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	10	$40,600	$34,922
Current maturities of long-term loan	10	8,232	-
Trade payables		101,752	71,721
Deferred revenues		17,667	8,901
Other accounts payable and accrued expenses	9	37,248	27,052

Total current liabilities		205,499	142,596

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	10	2,072	-
Accrued severance pay and pensions	12	11,452	9,276
Other long-term liabilities		18,298	10,639

Total long-term liabilities		31,822	19,915

COMMITMENTS AND CONTINGENT LIABILITIES	13

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2014 and 2015; Issued: 80,612,389 and 81,118,387 shares at December 31, 2014 and 2015, respectively; Outstanding: 77,130,866 and 77,636,864 shares at December 31, 2014 and 2015, respectively		212	214
Additional paid-in capital		406,413	408,174
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2014 and 2015		(20,091)	(20,091)
Accumulated other comprehensive loss		(4,111)	(8,616)
Accumulated deficit		(277,871)	(276,860)

Total shareholders' equity		104,552	102,821

Total liabilities and shareholders' equity		$341,873	$265,332

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2013	2014	2015

Revenues	16b	$361,772	$371,112	$349,435
Cost of revenues		249,543	286,670	246,487

Gross profit		112,229	84,442	102,948

Operating expenses:
Research and development, net	2m	42,962	35,004	22,930
Selling and marketing		67,743	56,059	40,816
General and administrative		26,757	23,657	21,235
Restructuring costs	2w	9,345	6,816	1,225
Goodwill impairment		-	14,765	-
Other income	1b	(7,657)	(19,827)	(4,849)

Total operating expenses		139,150	116,474	81,357

Operating income (loss)		(26,921)	(32,032)	21,591
Financial expenses, net	17	14,018	37,946	14,738

Income (loss)before taxes on income		(40,939)	(69,978)	6,853

Taxes on income	15b	6,539	6,501	5,842

Net income (loss)		$(47,478)	$(76,479)	$1,011

Net Income (loss) per share:

Basic net income (loss) per share		$(1.23)	$(1.22)	$0.01

Diluted net income (loss) per share		$(1.23)	$(1.22)	$0.01

Weighted average number of ordinary shares used in computing basic net income (loss) per share		38,519,606	62,518,602	77,239,409

Weighted average number of ordinary shares used in computing diluted net income (loss) per share		38,519,606	62,518,602	77,296,681

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Net income (loss)	$(47,478)	$(76,479)	$1,011
Other comprehensive loss:

Change in foreign currency translation adjustment	1,311	1,853	4,149

Available-for-sale investments:
Change in net unrealized (gains) losses	(223)	(260)	423
Reclassification adjustment for net (gains) losses included in net income	97	735	(330)

Net change	(126)	475	93

Cash flow hedges:
Change in net unrealized (gains) losses	(1,295)	709	153
Reclassification adjustment for net (gains) losses included in net income	1,189	(495)	110

Net change	(106)	214	263

Other comprehensive loss, net	1,079	2,542	4,505

Total of comprehensive loss	$48,557	$79,021	$3,494

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2013	36,565,168	$98	$318,106	$(20,091)	$(490)	$(153,914)	$143,709

Exercise of options and RSU's	292,000	-	1,145	-	-	-	1,145
Issuance of shares, net of $ 361 issuance expenses	15,600,000	43	34,916	-	-	-	34,959
Share-based compensation expense	-	-	3,822	-	-	-	3,822
Other comprehensive loss, net	-	-	-	-	(1,079)	-	(1,079)
Net loss	-	-	-	-	-	(47,478)	(47,478)

Balance as of December 31, 2013	52,457,168	141	357,989	(20,091)	(1,569)	(201,392)	135,078

Exercise of options and RSU's	573,698	1	-	-	-	-	1
Issuance of shares, net of $ 400 issuance expenses	24,100,000	70	45,079	-	-	-	45,149
Share-based compensation expense	-	-	3,345	-	-	-	3,345
Other comprehensive loss, net	-	-	-	-	(2,542)	-	(2,542)
Net loss	-	-	-	-	-	(76,479)	(76,479)

Balance as of December 31, 2014	77,130,866	212	406,413	(20,091)	(4,111)	(277,871)	104,552

Exercise of options and RSU's	505,998	2	136	-	-	-	138
Share-based compensation expense	-	-	1,625	-	-	-	1,625
Other comprehensive loss, net	-	-	-	-	(4,505)	-	(4,505)
Net income	-	-	-	-	-	1,011	1,011

Balance as of December 31, 2015	77,636,864	$214	$408,174	$(20,091)	$(8,616)	$(276,860)	$102,821

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net income (loss)	$(47,478)	$(76,479)	$1,011
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,645	13,498	12,203
Share-based compensation expense	3,822	3,345	1,625
Impairment of long-lived assets	2,559	2,367	-
Impairment of goodwill	-	14,765	-
Other than temporary impairment and loss from sale of marketable securities	2,108	3,471	330
Accrued severance pay and pensions, net	1,422	(787)	(1,188)
Accrued interest and amortization of premium on marketable securities	(40)	-	-
Decrease (increase) in trade receivables, net	15,505	(33,876)	39,545
Decrease in other accounts receivable and prepaid expenses	2,767	11,283	626
Decrease in inventories	401	1,792	10,240
Increase (decrease) in trade payables	(24,067)	25,155	(30,361)
Increase (decrease) in deferred revenues	(8,751)	9,699	(8,766)
Decrease in deferred tax asset, net	3,572	9,788	1,975
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	3,023	(16,300)	(11,119)

Net cash provided by (used in) operating activities	(29,512)	(32,279)	16,121

Cash flows from investing activities:
Purchase of property and equipment	(16,423)	(12,691)	(5,266)
Investment in short-term bank deposits	(679)	(36)	(19)
Proceeds from maturities of short-term bank deposits	635	69	432
Investment in marketable securities	(7,867)	-	-
Proceeds from sale of marketable securities	513	5,161	122

Net cash used in investing activities	(23,821)	(7,497)	(4,731)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from financing activities:
Proceeds and loans from financial institutions	23,690	22,691	4,200
Repayment of bank loan	(10,234)	(29,012)	(20,182)
Proceeds from issuance of shares, net	34,959	45,149	-
Proceeds from exercise of options	1,145	-	138

Net cash provided by (used in) financing activities	49,560	38,828	(15,844)

Effect of exchange rate changes on cash	(919)	(36)	(651)

Decrease in cash and cash equivalents	(4,692)	(984)	(5,105)

Cash and cash equivalents at the beginning of the year	47,099	42,407	41,423

Cash and cash equivalents at the end of the year	$42,407	$41,423	$36,318

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$1,778	$2,572	$1,509

Cash paid during the year for interest	$2,597	$3,541	$2,820

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	Cost reduction plans:

2013 Plan:
During the fourth quarter of 2013, the Company initiated a restructuring plan to reduce its operating cost and improve its efficiency, mainly by realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan and facilities related expenses for office closing and consolidations. The total restructuring costs in 2013 and 2014 associated with exiting activities of the Company were $ 9,345 and $ 978, respectively, recorded in operating expenses, as restructuring costs. As of December 31, 2014, the total liability balance for the restructuring plan was $ 501, mainly due to facilities related expenses and termination of employment expenses. As of December 31, 2015, the Company does not expect any future obligations in relation to the 2013 Plan.

2014 Plan:
During the fourth quarter of 2014, the Company initiated another restructuring plan to reduce its operating cost and improve its efficiency, mainly by relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly post termination benefits, write-off of property and equipment that is related to activities that were terminated and facilities related expenses for warehouse and office closing and relocations. The total restructuring costs in 2014 and 2015 associated with exiting activities of the Company were $ 5,838 and $ 1,225, respectively, recorded in operating expenses, as restructuring costs. As of December 31, 2014 and 2015, the total liability balance for the restructuring plan was $ 2,427 and $ 42, respectively.

d.	Liquidity and Capital Resources

During the year ended December 31, 2015, the Company incurred net profit of $1,011 and had positive cash flow from operating activities in the amount of $ 16,121. As of December 31, 2015, the Company had $ 36,318 in cash and cash equivalents and short term bank deposits. The outstanding cash and cash equivalents includes $ 1,039 located in Venezuela, subject to regulated foreign currency exchange which impairs the availability of that cash outside of the country

The Company's management addressed its liquidity matters with the following initiatives:

In August 2014, the Company completed a public offering of its shares on NASDAQ. Total net proceeds from the issuance amounted to approximately $45,149 (see also note 14b).

In December 2014, the Company announced that it will realign its operations, reduce headcount and undertake other cost reduction measures in order to improve profitability (see also note 1c).

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

In March 2013, the Company entered into a syndicated credit agreement (the “Credit Facility”) with four financial institutions. Such agreement provides the Company with revolving credit facilities in the form of loans and bank guarantees, under which an aggregate sum of up to $ 73,500 of credit loans and up to $ 40,200 of bank guarantees was available. The Credit Facilities were set to be terminated, and all borrowings were set to be repaid, upon March 2016. Repayment could have been accelerated by the financial institutions in certain events of default, including insolvency events, failure to comply with financial covenants, or an event in which a current or future shareholder acquires control(as defined under the Israel Securities Law) of the Company. The financial covenants were mainly based on financial ratios that were related to the Company's total shareholders' equity, financial debt, trade receivables balance and working capital (For further information, see note 10).

In March 2016, the Company had further amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates and fees through the termination date of the credit facility. According to the amended terms, the Credit Facility was set to be terminated on June 30, 2016. Additionally, the available loan facility was gradually reduced to $ 56,000 as of December 31, 2015, and to $ 50,000 as of February 28, 2016. The amended Credit Facility also included a gradual reduction in the minimum cash covenant from $20,000 to $15,000 by October 1, 2015 (the "Amended Covenants").

In March 2016 the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2017. According to the amendment, the covenants requirements and available credit line facility remained unchanged.

As of the date of these financial statements, the Company’s management believes that current cash and cash equivalent balances and short-term bank deposits will be sufficient for its operational requirements through at least the following 12 months.

According to the Company's plans, it will extend its Credit Facility agreement, or replace it with another financing arrangement in order to support the operations beyond March 31, 2017. The Company's management and board of directors believe that they will be able to obtain sufficient financial resources, however, there can be no assurances that the Company will be successful in obtaining sufficient financial resources when required.

As of December 31, 2015 the Company utilized $ 34,922 out of $ 56,000 of available credit lines. As of December 31, 2015, the Company is in compliance with its Amended Covenants and also expects to be in compliance through at least the following 12 months

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

Monetary balances - at the exchange rate in effect on the balance sheet date. Consolidated statements of operations items - average exchange rates prevailing during the year.

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of operations in financial expenses, net.

The financial statements of the Company's Brazilian subsidiaries, whose functional currency is not the dollar, have been re-measured and translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

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

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in EURO and U.S. dollars and bear interest at an average rate of 0% of December 31, 2014. The short-term bank deposits are presented at their cost, including accrued interest.

As of December 31, 2014, the Company had short-term bank deposits in the amount of $413. As of December 31, 2015, the Company had no short-term bank deposits.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 – 33
Enterprise Resource Planning systems ("ERP")	10
Office furniture and equipment	Mainly 15
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2013 and 2015, no impairment losses have been recognized. During 2014 the Company recognized impairment expenses in the amount of $ 2,367.

j.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 15c.

The Company adopted ASC topic 740-10, "Income Taxes", ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 15g.

k.	Goodwill and other intangible assets:

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

According to ASC 350, goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. The Company elects to perform an annual impairment test of goodwill as of October 1 of each year, or more frequently if impairment indicators are present, (As of December 31, 2014 and 2015 the Company operates as one reporting unit). If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, 7 years for Technology and Customer relations. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.  If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

During 2014, the Company identified indicators of goodwill impairment and accordingly performed the two-step impairment which resulted in recording an impairment charge of its goodwill (see note 8).

For the year ended December 31, 2013 and 2015, no impairment losses have been recognized.

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

When applicable, the Company records a provision for estimated sale returns, stock rotation and credits granted to customers on products in the same period the related revenues are recorded in accordance with ASC 605. These estimates are based on historical sales returns, stock rotations and other known factors.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development expenses, net:

Research and development expenses, net are charged to the statement of operations as incurred.

n.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for an average period of 1-3 years for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company recorded income from decrease of warranty provision for the years ended December 31, 2013, 2014 and 2015 in the amount of $ 1,816, $ 133 and $ 139, respectively. As of December 31, 2014 and 2015, the warranty provision was $ 2,851 and $ 2,712, respectively.

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

q.	Allowance for doubtful debt:

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

As of December 31, 2014 and 2015, the Company sold trade receivables to several different financial institutions in a total net amount of $ 13,061 and $ 14,443, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

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

Severance expense for the years ended December 31, 2013, 2014 and 2015, amounted to approximately $ 2,588, $ 1,964 and $ 2,673, respectively.

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

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2013, 2014 and 2015:

	December 31,
	2013	2014	2015

Dividend yield	0%	0%	0%
Volatility	41%-56%	49%-65%	48%-70%
Risk free interest	0.1%-2.80%	0.1%-2.40%	0.1%-2.40%
Early exercise multiple	1.60-1.90	2.20-2.80	2.60-3.40

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

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

The marketable securities fair value, based on quoted market prices, classified within Level 1 (see also note 3).

The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

w.	Restructuring costs:
The Company accounts for restructuring activities in accordance to ASC topic 420, "Exit or Disposal Cost Obligations" and ASC 712 "Compensation-Nonretirement Postemployment Benefits" ("ASC 712"), which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred and for contractual postemployment benefits under ASC 712 when it is probable that the employees will be entitled to the benefits, the amount is estimable. For more information regarding impairment of long lived assets related to the restructuring plan, see note 2i.

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

The components of AOCI, net of tax, were as follows:

	Unrealized Gains (Losses) on Available- for-Sale Investments	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2015	$93	$100	$(4,304)	$(4,111)

Other comprehensive income (loss) before reclassifications	(423)	(153)	(4,149)	(4,725)
Amounts reclassified from AOCI	330	(110)	-	220
Other comprehensive income (loss)	(93)	(263)	(4,149)	(4,505)

Balance as of December 31, 2015	-	$(163)	$(8,453)	$(8,616)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2015 derive from realized gains on Cash Flow Hedges, included in operating expenses.

y.	Treasury shares:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 5,996,622, 6,895,891 and 5,679,468 for the years ended December 31, 2013, 2014 and 2015, respectively.

aa.
Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 amounted to $ 325, $235 and $ 350, respectively.

ab.	Impact of recently issued Accounting Standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements, implementing accounting system changes related to the adoption, and considering additional disclosure requirements.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entitys Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. We will adopt this standard in the first quarter of 2016 on a retrospective basis. We do not expect the adoption of this standard to have a material impact on our consolidated statement of operations or consolidated balance sheet, but it may result in additional disclosures.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-11 (ASU 2015-11) "Simplifying the Measurement of Inventory". ASU 2015-11 simplified the current guidance under which the Company should measure the inventory at the lower of cost or market. Under ASU 2015-11, inventory is measured at the “lower of cost and net realizable value,” which eliminates the other two options that currently exist for “market”: (1) replacement cost and (2) net realizable value less an approximately normal profit margin. ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016, and interim periods within reporting period beginning after December 15, 2017. Early adoption is permitted. The Company elected to adopt ASU 2015-11 during the year ended December 31, 2015.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has not yet adopted ASU 2015-17 and does not expect the adoption of this guidance to have a material impact on its consolidated financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

None of the new standards, interpretations and amendments, effective for the first time from February 2015, have had a material effect on the financial statement.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Company’s investments in marketable securities:

	2014			2015
	Amortized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	value	cost	gains	value

Government bonds	$535	$-	$535	$-	$-	$-

All of the government bonds are for a period of less than one year.

During 2013, 2014 and 2015, the Company recorded proceeds from sales of these securities in an amount of $ 513, $ 5,161 and $ 122 respectively, and other than temporary impairment and income (loss) from the sale of marketable securities in an amount of $ 2,114, $ 3,133 and $ (330), respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2015

Government authorities	$11,036	$6,940
Advances to suppliers	1,568	3,593
Deferred charges and prepaid expenses	6,554	6,462
Other	3,740	5,588

	$22,898	$22,583

NOTE 5:-	INVENTORIES

	December 31,
	2014	2015

Raw materials	$11,535	$6,984
Work in progress	1,473	252
Finished products	48,822	42,454

	$61,830	$49,690

Finished products include products shipped to customers for which revenues were not recognized. Such products amounted to $ 18,622 and $ 10,707 at December 31, 2014 and 2015, respectively.

During the year ended December 31, 2013, 2014 and 2015, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 396, $ 3,515 and $ 5,124, respectively that have been included in cost of revenues. Inventory write-off provision as of December 31, 2014 and 2015 amounted of $ 5,238 and $ 5,033, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015

Cost:
Computers, manufacturing, peripheral equipment	$81,855	$86,244
Office furniture and equipment	2,876	2,903
Leasehold improvements	1,049	1,161

	85,780	90,308
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	50,271	58,469
Office furniture and equipment	1,616	2,084
Leasehold improvements	755	849

	52,642	61,402

Depreciated cost	$33,138	$28,906

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were $ 13,111, $ 11,377 and $ 10,338 respectively.

During 2013 and 2014 and mainly as part of restructuring plans, the Company wrote off property and equipment in the total net amount of $ 2,559 and $ 2,367, respectively. No write-off expense was recorded in 2015.

Changes of property and equipment not resulted in cash flow outflows as of December 31, 2014 and 2015 amounted of $ (982) and $ (1,013), respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	INTANGIBLE ASSETS, NET

a.	Intangible assets:

The following table sets forth the components of intangible assets associated with the Nera Acquisition:

	December 31,
	2014	2015
Original amounts:

Technology	$8,600	$8,600
Trademarks	800	800
Customer relationships *)	8,023	7,970

	17,423	17,370

Accumulated amortization:

Technology	4,854	6,082
Trademarks	800	800
Customer relationships	6,699	7,296

	12,353	14,178

Intangible assets, net	$5,070	$3,192

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

b.	Amortization expense for the years ended December 31, 2013, 2014 and 2015 amounted to $ 2,534, $ 2,121 and $1,865 respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-           INTANGIBLE ASSETS, NET (Cont.)

c.	The estimated future amortization expense of purchased intangible assets as of December 31, 2015 is as follows:

2016	1,665
2017	1,527

$3,192

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2014 are as follows:

Year ended December 31,
2014

Beginning balance	$14,935
Impairment of Goodwill (1)	(14,765)
Functional currency translation adjustments and other adjustments (2)	(170)

Ending balance	$-

(1)
During the fourth quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require additional goodwill impairment analysis. These indicators included the trading value of the Company's stock at the time of the impairment test, coupled with existing market conditions and business trends. Based on the step one and step two analyses (see also note 2k), the Company recorded complete goodwill impairment charge in 2014, in the amount of $ 14,765.

(2)
Foreign currency translation differences resulting from goodwill allocated to subsidiaries, whose functional currency has been determined to be other than the U.S. dollar and adjustment related to provisions.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-           OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2015

Employees and payroll accruals	$11,392	$11,352
Provision for warranty costs	2,851	2,712
Government authorities	3,602	4,820
Accrued expenses	16,337	5,035
Other accounts payables	3,066	3,133

	$37,248	$27,052

NOTE 10:-	LOAN AND CREDIT LINES

In 2011 the Company entered into a loan agreement with Bank Hapoalim Ltd. (the "Loan Agreement") for a loan in the principal amount of $ 35,000 (the "Loan").

The Loan Agreement provides that the principal amount of $ 35,000 bear effective interest at a rate of Libor + 3.15%, which Libor is updated every three months. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011. As of December 31, 2014 and 2015 the accrued interest is $38 and $ 18, respectively, and is recorded as part of the accrued expenses.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants, as further described below.

The maturities of the principal amount for period after December 31, 2015 are $ 2,072.

In March 2013, the Company was provided with a Credit Facility by four financial institutions. The credit facility provided the Company with revolving credit facilities, under which a sum of up to $ 40,200 in the form of bank guarantees and $ 73,500 in the form of loans was available. The new agreement replaced all of the Company's previously existing credit facilities, including the loan agreement (with respect to the Loan provides the same interest and repayment installments set forth in the Loan Agreement). Each portion of the Credit Facility was operated by its furnishing financial institution.

Borrowings and repayments were made directly with the relevant financial institution. Any amounts repaid during the term of the Credit Facility were available for re-borrowing up to the amount available under the loan segment of the Credit Facility. In the framework of the Credit Facility, the Company undertook certain financial and other covenants. The Credit Facility was set to be terminated, and all borrowings set to l be repaid, on March 14, 2016.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	LOAN AND CREDIT LINES (Cont.)

Repayment could have been accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

During the first quarter of 2014 the Company amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates and fees.. According to the amendment, the available loan facilities were reduced by $ 5,000 on January 1, 2015 and by an additional $ 5,000 on April 1, 2015.

On March 31, 2015 the Company signed a further amendment to its agreement with the four financial institutions to better align its credit facility terms to its current needs and to adjust the financial covenants and applicable interest rates and fees. The main changes consisted of:

a.	An increase in the allowed discounting activities of one of the Company’s main customers' long-term receivables to $ 54,000 and additional $ 20,000 for other customers.
b.	Gradual reduction of the credit facility for loans from $ 63, 500 (starting April 1, 2015) to $ 50,000 by February 28, 2016.
c.	Gradual reduction in minimum cash covenant from $ 20,000 to $ 15,000 by October 1, 2015.
d.	An extension of the credit facility repayment date to June 30, 2016 (from March, 14, 2016).
e.
Changes in the equity related covenants definition to exclude Goodwill and Intangible Assets from the calculation, as well as reduction for the minimum total shareholders’ equity value to $ 85,000 and reduction of the minimum total shareholders’ equity total assets ratio 0.27.

f.	Other changes primarily increase in the maximum spread of interest chargeable to 3.5% and other bank fees.

In March 2016 the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2017 (from June 30, 2016).

As of December 31, 2015 the Company utilized $ 34,922 out of $ 56,000 of available credit lines from several banks. The credit lines carry interest rates in the range of Libor+3.5% and Libor+3.75%.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	DERIVATIVE INSTRUMENTS

As of December 31, 2014, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 116,942 in consideration for $ 29,987 maturing in a period of up to one year. As of December 31, 2015, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 122,407 in consideration for $ 31,686 maturing, in a period of up to one year.

As of December 31, 2014, the Company recorded accumulated unrealized gain in other comprehensive income, in the amount of $ 100. As of December 31, 2015, the Company recorded accumulated unrealized loss in other comprehensive income in the amount of $ 163, from its forward contracts with respect to anticipated payroll payment.

The Company also enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to one month (the "Fair Value Hedging Program"). The purpose of the Company's Fair Value Hedging Program is to protect the fair value of the monetary assets from foreign exchange rates fluctuations. Gains and losses from derivatives related to the Fair Value Hedging Program are not designated as hedging instruments. In 2013 and 2014 the Company recorded financial expenses in the amount of $ 2,150 and $ 240, respectively, in relation to the Fair Value Hedging Program. In 2015, the Company recorded financial income in the amount of $705 in relation to the Fair Value Hedging Program.

	Loss recognized in Statements of Comprehensive loss		Gain (loss) recognized in consolidated statements of operations
	December 31,	Statement of	Year ended December 31,
	2015	Operations item	2013	2014	2015

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$163	Operating expenses	$1,189	$(495)	$110

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(2,150)	(240)	705

Total	$163		$(961)	$(735)	$815

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	DERIVATIVE INSTRUMENTS (Cont.)

		December 31,
	Balance sheet	2014	2015

Derivatives designated as hedging instruments: Foreign exchange forward contracts	"Other account receivables and prepaid expenses"	$100	$-
	"Other account payables and accrued expenses"	$-	$163
	"Other comprehensive income (loss)"	$100	$(163)

Derivatives not designated as hedging instruments: Foreign exchange forward contracts and other derivatives	"Other receivables and prepaid expenses"	$26	$138
	"Other account payables and accrued expenses"	$139	$395

NOTE 12:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and 4 unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2015 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2015 the pension scheme has 0 members.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers as at December 31, 2015. These plans together represent 100% of the PBO of the entire group.

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2015, and the statement of funds status as of December 31, 2015:

	December 31,
	2014	2015

Accumulated benefit obligation	$3,243	$2,362

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$11,204	3,243
Liability assumed at the acquisition date of Nera
Service cost	37	16
Interest cost	271	53
Plan settlements	(7,007)	-
Expenses paid	(548)	(315)
Exchange rates differences	(963)	(417)
Actuarial loss (gain)	249	(218)

Projected benefit obligation at end of year	$3,243	$2,362

Change in plan assets
Fair value of plan assets at beginning of year	$7,124	$-
Actual return on plan assets	146	-
Employer contributions to plan	18	-
Plan settlements	(7,053)	-
Exchange rates differences	(235)	-

Fair value of plan assets at end of year	$-	$-

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2015 is as follows:

	December 31,
	2014	2015
Weighted-average assumptions
Discount rate	3.00%	2.70%
Rate of compensation increase	3.25%	2.5%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2016 net periodic benefit cost and the 2015 benefit obligation, the Company has used a discount rate of  2.7%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	PENSION LIABILITIES, NET (Cont.)

The following table provides the components of net periodic benefits cost for the years ended December 31, 2014 and 2015:

	December 31,
	2014	2015
Components of net periodic benefit cost
Service cost	$37	$145
Interest cost	271	467
Expected return on plan assets	(146)	-
Exchange rates differences	15	-

Net periodic benefit cost	$177	$612

Benefit payments are expected to be paid as follows:

	December 31,
	2014	2015

2015	$480	$315
2016	396	290
2017	241	240
2018	150	150
2019 and thereafter	692	700

	$1,959	$1,695

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

For the years ended December 31, 2013, 2014 and 2015, an actuarial gain (loss) of $ (1,291), $ (533) and $ 174, respectively, was recognized in statements of income (loss).

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2015, are as follows:

	Facilities	Motor vehicles	Total

2016	$3,484	$775	$4,259
2017	3,037	581	3,618
2018	489	379	868
2019	236	103	339
2020 and thereafter	324	5	329

	$7,570	$1,843	$9,413

Expenses for lease of facilities for the years ended December 31, 2013, 2014 and 2015 were approximately $ 8,182, $ 5,426 and $ 3,797, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2013, 2014 and 2015 were approximately $ 1,568, $ 1,174 and $ 1,175, respectively.

b.
During 2014 and 2015, the Company received several grants from the OCS. The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from OCS grants for the years ended December 31, 2013, 2014 and 2015 in the amount of $ 599, $ 1,092 and $ 1,318, respectively.

c.	Charges and guarantees:

As of December 31, 2014 and 2015, the Company provided bank guarantees in an aggregate amount of $ 27,890 and $ 25,410, respectively, with respect to tender offer guarantees and performance guarantees to its customers.

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

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The Company filed its defense on June 21, 2015 and the parties are now debating the plaintiffs’ right for discovery. The Company filed its response to the plaintiffs’ request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24 2016.

Once the court decides in relation to discovery, it is expected that a date for submission of plaintiff’s response to the Company’s defense will be set. The initial procedure, i.e. until the District Court decides whether to approve the motion or to deny it, has been conducted for over a year now, and it is difficult to estimate how long it is expected to last. The Company believes that the District Court should deny the motion. There is no assurance that the Company’s position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

The Company believes it has strong defense claims and intends to vigorously defend its position. The Company cannot assess the outcome of this claim due its early stage. Therefore the company did not record a provision as of December 31, 2015

e.	Inventory:

The Group is obligated under certain agreement with its supplier to purchase specified item of excess inventory which is expected to be utilized during the years 2016-2018. As of December 31, 2015, non-cancelable purchase obligations were approximately $1,638.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

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

1.
In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2015, the Company has 1,884,425 Ordinary shares available for future grant under the Plan.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2015
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,699,012	$7.46		$-
Granted	3,094,774	$1.19
Exercised	(125,000)	$1.03
Forfeited or expired	(2,203,004)	$6.78

Outstanding at end of the year	6,465,782	$4.81	4.76	$88

Options exercisable at end of the year	3,199,883	$8.14	4.13	$5

Vested and expected to vest	5,512,842	$5.41	4.66	$64

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2015
	Number of RSUs	Aggregate intrinsic value

Outstanding at beginning of year	654,306
Granted	-
Exercised	(380,998)
Forfeited	(173,859)

Outstanding at end of the year	99,449	$120

Vested and expected to vest	81,691	$99

The Company's options are generally granted at exercise prices which are equal to the average market value of the ordinary shares in the period of 30 trading days prior to the grant date. The weighted average grant date fair value of the options granted during 2013, 2014 and 2015 were $ 1.99, $ 0.96 and $ 0.54, respectively. No RSUs were granted during 2015.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last day of the year.

This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options and RSUs exercised during the years ended December 31, 2014 and 2015 were $ 573 and $ 480, respectively. As of December 31, 2015, there was $ 1,049 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 0.92 years.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2015	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	99,449		0.00	-
0.01-2.00	2,899,240	5.34	1.19	83,332	5.34	1.15
2.01-4.00	537,188	4.98	2.61	240,394	4.94	2.87
4.01-6.00	1,090,830	3.67	5.23	1,000,809	3.36	5.27
6.01-8.00	46,500	6.42	6.85	38,179	6.36	6.91
8.01-10.00	970,440	4.70	9.02	915,585	4.59	9.02
10.01-14.29	921,584	4.08	12.43	921,584	4.08	12.43

	6,565,231			3,199,883

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2013, 2014 and 2015, was comprised as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$181	$215	$73
Research and development	1,009	1,625	736
Selling and marketing	1,334	674	495
General and administrative	1,298	831	321

Total stock-based compensation expenses *)	$3,822	$3,345	$1,625

*)	Including $ 674, $ 2,086 and $ 822 compensation expenses related to RSUs for the year ended December 31, 2013, 2014 and 2015, respectively

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Dividends:

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

According to the Law, the Company is entitled to various tax benefits by virtue of the "approved enterprise" and/or " Benefited enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140	12%
NIS 140 - NIS 500	7%
More than NIS 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a Benefited company"), and which is derived from an industrial enterprise. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track with respect of an industrial enterprise, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The benefit period starts with the first year the Benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The respective benefit period has not yet begun.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and th+e letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. As of December 31, 2015, the management believes that the Company is in compliance with all of the aforementioned conditions.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

Income from sources other than the "Approved Enterprise" and " Benefited Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

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

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2015. The Company may change its position in the future.

3.
Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Encouragement Law provides several tax benefits for industrial companies. An industrial company is defined as a company resident and located in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

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

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in the years ended December 31, 2014 and 2015

On January 4, 2016, the Israeli Parliament (the Knesset) approved the second and third readings of the amendment to the Income Tax Ordinance (Num 217), lowering the Israeli corporate tax rate from 26.5% to 25%.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 15.a2 above).

b.	The income tax expense (benefit) for the years ended December 31, 2013, 2014 and 2015 consisted of the following:

	Year ended December 31,
	2013	2014	2015

Current	$2,967	$(3,382)	$3,895
Deferred	3,572	9,883	1,947

	$6,539	$6,501	$5,842

Domestic (Israel)	$1,150	$335	$(606)
Foreign	5,389	6,166	6,448

	$6,539	$6,501	$5,842

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2014	2015
Deferred tax assets:

Net operating loss carry forward	$66,489	$64,476
Research and Development	7,702	5,147
Other temporary differences mainly relating to reserve and allowances	25,879	30,283

Deferred tax asset before valuation allowance	100,070	99,906
Valuation allowance	(95,928)	(97,899)

Deferred tax asset	4,142	2,007

Deferred tax liabilities:

Acquired intangibles	(381)	(185)

Deferred tax asset, net	$3,761	$1,822

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 108,292 and $ 97,899 at December 31, 2014 and 2015, respectively.

d.	Net operating loss carry forward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2015 in the amount of approximately $ 198,760 and $ 7,987, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 15:-	TAXES ON INCOME (Cont.)

As of December 31, 2015, the Company's U.S. subsidiary had a U.S. federal net operating loss carry forward of approximately $ 1,400 that can be carried forward and offset against taxable income and that expires during the years 2017 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2015, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 12,600 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2015, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 9,500 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

e.	Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$(79,900)	$(81,227)	$14,479
Foreign	38,961	11,249	(7,626)

	$(40,939)	$(69,978)	$6,853

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Income (Loss) is as follows:

	Year ended December 31,
	2013	2014	2015
Income (Loss) before taxes as reported in the consolidated statements of operations	$(40,939)	$(69,978)	$6,853

Statutory tax rate	25%	26.5%	26.5%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$(10,235)	$(18,544)	$1,816
Non-deductible expenses	9,459	2,741	1,527
Non-deductible expenses related to employee stock options	955	886	430
Changes in valuation allowance, net	4,223	20,286	2,003
Other	2,137	1,132	66

Actual tax expense	$6,539	$6,501	$5,842

g.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2014	2015

Uncertain tax positions, beginning of year	$9,145	$4,659
Decreases in tax positions for prior years	(4,486)	(3,722)
Increases in tax positions for prior years	-	2,875
Increase in tax position for current year	-	3,130

Uncertain tax positions, end of year	$4,659	$6,942

The Company has further accrued $ 1,370 due to interest and penalty related to uncertain tax positions as of December 31, 2015.

As of December 31, 2015, the Company is subject to income and indirect tax audits in Africa and Norway.

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

b.	The following tables present total revenues for the years ended December 31, 2013, 2014 and 2015 and long-lived assets as of December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
Revenues from sales to unaffiliated customers:

North America	$35,584	$40,353	$45,934
Europe	62,914	58,537	48,637
Africa	73,735	55,954	34,642
Asia-Pacific and Middle East	40,731	42,095	31,929
India	26,646	92,066	105,990
Latin America	122,162	82,107	82,303

	$361,772	$371,112	$349,435

Property and equipment, net, by geographic areas:

Israel	$30,759	$29,418	$26,127

Others	4,486	3,720	2,779

	$35,245	$33,138	$28,906

c.	Major customer data as a percentage of total revenues:

In 2013 the company had revenues from a single customer group of affiliated companies that accounted for approximately 15.4% of total revenues.

In 2014 the company had revenue from a single customer that accounted for approximately 16.1% of total revenues.

In 2015 the Company had revenue from a single customer group of affiliated companies equaling 17.7% of total revenues.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2013	2014	2015

Financial income:
Interest on marketable securities and bank deposits	$1,310	$140	$101
Foreign currency translation differences and derivatives	1,599	1,567	1,273

	2,909	1,707	1,374
Financial expenses:
Bank charges and interest on loans	(5,260)	(7,691)	(5,885)
Foreign currency translation differences (*)	(9,559)	(28,491)	(9,897)
Impairment and amortization of premium on marketable securities (*)	(2,108)	(3,471)	(330)

	(16,927)	(39,653)	(16,112)

	$(14,018)	$(37,946)	$(14,738)

(*)
The amounts for the years ended December 2014 and 2015 include expenses of $ 20,452 and $1,634, respectively resulting from the devaluation of the local currency in Venezuela, pursuant to SICAD II, and the related re-measurement of certain assets denominated in or linked to the U.S. dollar due to restrictive government policies on payments in foreign currency. In addition for the year ended December 31, 2014 this amount also includes $ 2,170 related to certain transactions to expatriate cash from Venezuela and Argentina.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-        SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2013	2014	2015
Numerator:
Numerator for basic and diluted net income (loss) per share - income (loss) available to shareholders of Ordinary shares	$(47,478)	$(76,479)	$1,011

Denominator:
Denominator for basic net income (loss) per share - weighted average number of shares	38,519,606	62,518,602	77,239,409

Effect of dilutive securities:
Employee stock options and RSU	*) -	*) -	57,272

Denominator for diluted net income (loss) per share - adjusted weighted average number of shares	38,519,606	62,518,602	77,296,681

*) Antidilutive.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	FAIR VALUE MEASUREMENT:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2015
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(420)	$(420)

Total liabilities	$(420)	$(420)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	FAIR VALUE MEASUREMENT (Cont.)

	Year ended December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities	$535	$-	$535
Derivatives instruments (net of tax effect of $ 36)	-	(13)	(13)

Total assets (liabilities)	$535	$(13)	$522

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,197, $ 1,699 and $ 1,060 in 2013, 2014 and 2015, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases for the majority of this facility expire in December 2017, with an option to terminate early after three years. .

Additionally, the Company leases the U.S. subsidiary's office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility was terminated in April 2015. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 2,412 in 2013, $ 2,046 in 2014 and $ 2,182 in 2015.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products which are then resold to our customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 4,770, $ 4,149 and $ 2,911 for the years ended December 31, 2013, 2014 and 2015, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-        RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 265, $ 100 and $ 51 for the years ended December 31, 2013, 2014 and 2015, respectively.

Transactions with related parties:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$5,381	$4,613	$3,343

Research and development expenses	$1,011	$1,244	$1,465

Selling and marketing expenses	$1,189	$914	$737

General and administrative expenses	$798	$1,123	$606

Purchase of property and equipment	$265	$100	$51

Balances with related parties:

	December 31,
	2014	2015

Trade payables, other accounts payable and accrued expenses	$1,400	$1,915

NOTE 20:-        NONRECOGNIZED SUBSEQUENT EVENTS

The Company uses the U.S. dollar as the functional currency for its operations in Venezuela. On February 17, 2016, the Venezuelan government announced changes to its foreign exchange controls. Based on this announcement, The Company expects to begin using the SIMADI rate in the first quarter of 2016 to remeasure its net bolivar-denominated monetary assets, despite the possibly limited availability of U.S. dollars (notwithstanding the fact that it has been described as a free floating rate) and although the new SIMADI rate may not necessarily be reflective of economic reality. Re-measurement of the Company’s bolivar-denominated assets and liabilities due to changes in the exchange rate is recorded in earnings.

 At the expected minimum new SIMADI rate of 202 bolivars per U.S. dollar, the Company estimates that it will bear insignificant foreign currency loss in the first quarter of 2016, which could increase if the bolivar continues to devalue in the new SIMADI market. Additionally the Company expects its revenues and expenses will be translated at the SIMADI rate beginning in the first quarter of 2016.