Form 20-F/A
period 2015-12-31
CERAGON NETWORKS LTD
filed 2016-12-27
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 77,636,864 Ordinary Shares, NIS 0.01 par value.

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

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

Yes  ☐ No   ☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment") amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the "Form 20-F") of Ceragon Networks Ltd. (the "Company"), as filed with the Securities and Exchange Commission on March 23, 2016, and is being filed to amend and restate "Item 15. Control and Procedures" of Part I of Form 20-F.

In the amended Item 15 (b) – Management's Annual Report on Internal Control Over Financial Reporting -  we identified the COSO framework that we used in order to conduct an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 – as the Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO).

In addition, in the same item, we re-phrased our reference to the evaluation and conclusion concerning the effectiveness of our internal control over financial reporting as of December 31, 2015, by deleting previous references to such evaluation and conclusion (including the phrase "As a result, after the measures taken and the procedures adopted by us, we reached the conclusion that in light of the aforementioned remediation processes, the Company's internal control over financial reporting in Brazil is now effective") and inserting a new reference, immediately after the identification of COSO, stating that "Based on our assessment under the framework and the criteria established therein, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2015";

The new paragraph relating to both COSO framework and our conclusion concerning the effectiveness of our Company's internal control over financial reporting as of December 31, 2015 - appears at the end of the amended Item 15 (b).

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Item 15 of the Form 20-F in this Amendment. However, there have been no changes to the text of such item other than the changes stated in the immediately preceding paragraphs. Furthermore, there have been no changes to the XBRL data filed in Exhibit 101 of the Form 20-F.

Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information presented in any other item of the Form 20-F or reflect any events that have occurred after the filing of such Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely.  Based on the Company's evaluation, the Company's management, including the CEO and CFO, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company's reports.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company performed an evaluation of the effectiveness of its internal control over financial reporting that is designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

 (i)  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

 (ii)  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

 (iii)  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2015. Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company's reports.

(c)   Attestation Report of Independent Registered Public Accounting Firm

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under Item 18: "Financial Statements" on pages F-3 – F-4, and such report is incorporated herein by reference.

(d)   Changes in Internal Controls Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: December 27, 2016	By:	/s/ Michal Lavee Machlav
Name: Michal Lavee Machlav
Title: VP, General Counsel

3