Form 20-F/A
period 2015-12-31
CERAGON NETWORKS LTD
filed 2017-02-09
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year endedDecember 31, 2015

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

Yes ☐                 No ☒

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (“Amendment 2”) is filed in order to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) of Ceragon Networks Ltd. (the “Company”), as filed with the Securities and Exchange Commission on March 23, 2016, as well as amend Amendment No. 1 on Form 20-F/A filed with the Securities and Exchange Commission on December 27, 2016 (“Amendment 1”).

Amendment 2 further amends and restates “Item 15. Control and Procedures” of Part I of Form 20-F, incorporates the certifications pursuant to section 302 of the Sarbanes – Oxley Act of 2002 (exhibits 12.1 and 12.2 of the Form 20-F), which were inadvertently omitted from Amendment 1, and adds the signature page, which was erroneously not inserted at the end of the Form 20-F, after “Item 19. Exhibits”.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire Form 20-F in this Amendment 2. However, there have been no changes to the text of such item other than the changes stated in the immediately preceding paragraphs. Furthermore, there have been no changes to the XBRL data filed in Exhibit 101 of the Form 20-F.

Except as expressly set forth above, this Amendment 2 does not, and does not purport to, amend, update or restate the information presented in any other item of the Form 20-F or reflect any events that have occurred after the filing of such Form 20-F.

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

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

●	references to “Ceragon,” the “Company,” “us,” “we” and “our” refer to Ceragon Networks Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.01 nominal (par) value per share;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

●	references to the “SEC” are to the United States Securities and Exchange Commission; and

●	references to the "Nasdaq Rules" are to rules of the Nasdaq Global Select Market.

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

We face intense competition from other wireless equipment providers. If we failto compete effectively, our business, financial condition and result ofoperations would be materially adversely affected.

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

Due to the volume of our sales in emerging markets, we aresusceptible to a number of political, economic and regulatory risks that could have amaterial adverse effect on our business, reputation, financial condition and results ofoperations.

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

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, whichcould result in reduced revenues, gross margins, profitability and demand for our products and services.

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

We face intense competition from other communications solutions thatcompete with our high-capacity point-to-point wireless products, which couldreduce demand for our products and have a material adverse effect on our business and results of operations. In addition, we are dependent upon sales of our single family of products into the high-capacity point-to-point wireless backhaul market. Any reduction in demand for our products in this market would cause our revenues to decrease.

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

We rely on a limited number of contract manufacturers to manufacture ourproducts and if they experience delays, disruptions, quality control problemsor a loss in capacity, it could materially adversely affect our operatingresults.

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

Our international operations expose us to the risk of fluctuation in currencyexchange rates and restrictions related to foreign currency exchange controls.

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

We are engaged in supplying installation or rollout projects forour customers. Such long-term projects have inherent additional risks. Problems in executing these rollout projects, including delays orfailure in acceptance testing procedures and other items beyond our control, would have a material adverse effect on ourresults of operations.

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

Inventory of raw materials, work in-process or finished products located either at our warehouse or our customers’ sites as part of the network build-up may accumulate in the future, and we may encounter losses due to a variety of factors including:

●	new generations of products replacing older ones, including changes in products because of technological advances and cost reduction measures; and

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

Our sales cycles in connection with competitive bids or to prospectivecustomers are lengthy.

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

Our contract manufacturers obtain some of the components included in ourproducts from a limited group of suppliers and, in some cases, single or solesource suppliers. The loss of or problems in any of these suppliers could cause us toexperience production and shipment delays as well as additional costs, which may result in a substantial cost increase or  loss of revenue.

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

If we do not succeed in developing and marketing new products that keep pacewith technological developments, changing industry standards and our customers’needs, we may not be able to grow or sustain our business.

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

We sell other manufacturers’ products as an original equipment manufacturer, or OEM, which subjects us to variousrisks that may cause our revenues to decline.

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

If we fail to obtain regulatory approval for our products, or if sufficientradio frequency spectrum is not allocated for use by our products, our abilityto market our products may be restricted.

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

Our products are used in critical communications networks, which may subject usto significant liability claims.

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

If we are unable to protect our intellectual property rights, our competitiveposition may be harmed.

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

Defending against intellectual property infringement claims could be expensiveand could disrupt our business.

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

If we fail to attract and retain qualified personnel, our business, operationsand product development efforts may be materially adversely affected.

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

Risks Related to Our Common Shares

If we are characterized as a passive foreign investment company, our U.S.shareholders may suffer adverse tax consequences, including higher tax ratesand potentially punitive interest charges on certain distributions and on the proceeds of share sales.

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

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influenceover matters requiring shareholder approval.

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

Our headquarters, a substantial part of our research and development facilities and some of our contract manufacturers’ facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

●	Hostilities involving Israel;

●	The interruption or curtailment of trade between Israel and its present trading partners;

●	A downturn in the economic or financial condition of Israel; and

·	A full or partial mobilization of the reserve forces of the Israeli army;

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

We have received Israeli government grants for research and developmentexpenditures, that restrict our ability to manufacture products and transfer technologiesor know howoutside of Israel.

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

The tax benefits to which we are currently entitled from our approvedenterprise program and our beneficiary enterprise program require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future; further, if such tax benefits are reduced oreliminated in the future, we may be required to pay increased taxes.

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

It may be difficult to enforce a U.S. judgment against us or our officers anddirectors, or to assert U.S. securities laws claims inIsrael.

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

●
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

●
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

●
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

●
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

●
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

●
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

●
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

●
A growing demand for high capacity, IP-based long haul solutions in emerging markets. This demand is driven by the need of operators to connect more communities to 3.5G and 4G  mobile added value services, and a lack of alternative (wire-line) backbone telecommunication infrastructure in these emerging markets.

●
Market consolidation in the wireless backhaul segment continues. This trend was made evident in our acquisition of Nera and DragonWave’s acquisition of the microwave division of Nokia Siemens Networks.

●	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

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

●
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

●
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

●
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

We offer our products in three configurations: All-indoor, All-outdoor and Split-mount.

●	Split-mount solutions consist of:

●
Indoor units which are used to convert the transmission signals from digital to intermediate frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wire-line networks.

●
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

●
All-outdoor solutions combine the functionality of both the indoor and outdoor units in a single, compact device. This weather-proof enclosure is fastened to an antenna, eliminating the need for rack space or sheltering as well as the need for air conditioning.

●
Pointing accuracy solutions for high vibration environments. These are advanced microwave radio systems for use on moving rigs/vessels where the antenna is stabilized in one or two axes, azimuth or azimuth/elevation.

●
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

●	for our design mark for FibeAir in the United States, Israel and the European Union;

●	for the standard character mark FibeAir in the United States;

●	for the standard character mark CeraView in Israel and the European Union; and

●	For the standard character mark Native2 in India.

We have pending trademark applications as follows:

●	for the standard character mark CERAGON in Indonesia, India, Nigeria, and International Registration (protection pending in China, Egypt, Kenya and Vietnam).

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

We believe we compete favorably on the basis of:

●	our focus on the mobile market and active involvement in shaping next generation standards and technologies, which deliver best customer value;

●	Our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions;

●	product performance, reliability and functionality, which assist our customers to achieve the highest value;

●
range and maturity of product portfolio, including the ability to provide solutions in every widely available microwave and millimeter-wave licensed and license-exempt frequency, as well as our ability to provide both circuit switch and IP solutions and therefore to facilitate a migration path for circuit-switched to IP-based networks;

●	cost structure;

●	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

●	range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership; and

●	support and technical service, experience and commitment to high quality customer service

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

●
in the United States, we lease approximately 5,350 square feet of new premises in Overlook at Great Notch, New Jersey,  expiring September, 2021 and approximately 12,461 square feet of office space in Richardson, Texas expiring May 2018.  The lease of our old premises in Paramus New Jersey expired in April 2015.

●	in Norway we lease approximately 12,000 square feet of office space in Bergen, expiring in May 2019;

●	in India, we lease approximately 11,737 square feet of office space in New Delhi expiring in October 2019.

We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

ITEM 4A.                   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction withour consolidated financial statements, the notes to those financialstatements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussioncontains forward-looking statements based on current expectations that involve risksand uncertainties. Actual results and the timing of certain events may differsignificantly from those projected in such forward-looking statements due to a numberof factors, including those set forth in “Risk Factors” and elsewhere in thisannual report.Our consolidatedfinancial statements are prepared in conformity with U.S. GAAP.

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

●
Software Defined Networking (SDN) deliver network architectures that transition networks from a world of task-specific dedicated equipment elements, to a world of optimization of network performance through network intelligence.

●
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

●
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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

●	Revenue recognition;
●	Inventory valuation;
●	Provision for doubtful accounts;
●	Taxes on income;
●	Stock-based compensation expense; and
●	Impairment of goodwill and long-lived assets.

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

Cost of Revenues. Cost of revenues totaled $246.5 million in 2015 as compared with $286.7 million in 2014, a decrease of $40.2 million, or 14%, attributed mainly to:

●	Lower direct material costs primarily resulting from lower volume of revenues

●	The Company’s continued product-cost improvement

●	Lower employees costs primarily as a result of the 2014 restructuring plan

Gross Profit.  Gross profit as a percentage of revenues increased to 29.5% in 2015 from 22.8% in 2014. This increase is mainly attributed to the product cost improvement as well as pursuing a more selective deal approach.

Research and Development Expenses,Net. Our net research and development expenses totaled $22.9 million in 2015 as compared with $35.0 million in 2014, a decrease of $12.1 million, or 34.5%, which  is primarily attributed to a decrease of approximately $7.8 million, in salary and salary related expenses, primarily as a result of the 2014 restructuring plan, a decrease of $0.9 million in subcontractors expenses, a decrease of $0.9 million in stock based compensation expenses, a decrease of $0.6 million in depreciation and an increase of $0.7 million in grants. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 6.6% in 2015 compared to 9.4% in 2014.

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

●
Higher material costs primarily resulting from change in our revenue mix to one with lower prices of $38.8 million and inventory  write-off of discontinued product inventory , in the amount of $4.4 million; partially offset by

●	Lower subcontractors’ expenses in the amount of $12.2 million resulting from change in our revenues mix.

Gross Profit.  Gross profit as a percentage of revenues decreased to 22.8% in 2014 from 31.0% in 2013. This decrease was attributable mainly to change in our revenue mix to regions with lower prices.

Research and Development Expenses,Net. Our net research and development expenses totaled $35.0 million in 2014 as compared with $43.0 million in 2013, a decrease of $8.0 million, or 18.5%. The net decrease in our research and development expenses was attributable primarily to a reduction of approximately $6.5 million in salary and related expenses as a result of the 2013 restructuring plan, a decrease of approximately $0.8 million in office related expenses, mainly as a result of the decrease in research and development activities in Norway partially offset by an increase of $0.4 million in grant from the Israeli Office of the Chief Scientist. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 9.4% in 2014 compared to 11.9% in 2013.

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

Effects of Government Regulations and Location on the Company’s Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Information on the Company – Business Overview – Conditions in Israel” in Item 4 and the “Risks Relating to Israel” as well as the Risk Factor “Ourinternational operations expose us to the risk of fluctuation in currencyexchange rates and restrictions related to cash repatriation” in Item 3, above.

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

Net cash provided by operating activities was $16.1 million for the year ended December 31, 2015.

Net cash used in operating activities was $32.3 and $29.5 million for the year ended December 31, 2014 and 2013, respectively.

In 2015, our $16.1 million cash provided by operating activities was affected by the following principal factors:

●	our net income of 1.0 million; and

●	a $40.2 million decrease in trade and other receivables, net; and

●	a $12.2 million of depreciation and amortization expenses; and

●	a $10.2 million decrease in inventories;

These factors were offset by:

●	a $41.5 million decrease in trade payables and accrued expenses, net; and

●	a $8.8 million decrease in deferred revenues paid in advance;

In 2014, our $32.3 million cash used in operating activities was affected by the following principal factors:

●	our net loss of 76.5 million; and

●	a $22.6 million increase in trade and other receivables, net;

These factors were offset by:

●	a $14.8 million impairment of goodwill;

●	a $13.5 million of depreciation and amortization expenses;

●	a $9.7 million increase in deferred revenues paid in advance;

●	a $8.9 million increase in trade payables and accrued expenses, net; and

●	a $9.8 million decrease in deferred tax asset;

In 2013, our $29.5 million cash used in operating activities was affected by the following principal factors:

●	our net loss of $47.5 million;

●	a $21.0 million decrease in trade payables, net of accrued expenses; and

●	a $8.8 million decrease in deferred revenues paid in advance;

These factors were offset by:

●	a $15.6 million of depreciation and amortization expenses;

●	a $15.5 million decrease in trade receivables, net; and

●	a $3.6 million decrease in deferred tax asset;

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

Flavio Perrucchettihas served as our Regional President, Europe since 2015. Mr. Perrucchetti joined Ceragon in August 2011 from SIAE Microelettronica, where he was the Head of Sales & Marketing for Europe from 2007. Prior to that, he was engaged for more than 20 years in sales, marketing and management activities in the telecommunications market, including as the Head of Sales for Europe & Key Accounts Manager for Italy for a major telecom service provider, and as Head of International Sales & Marketing for a major microwave manufacturer where was responsible for Latin America, the Far East and Northern Europe. Mr. Perrucchetti holds a M.Sc. in Biology and also participated in graduate studies in Environmental Chemistry at the Università degli Studi di Milano.

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

●
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

●
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2015, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, and approved by the Company's compensation committee and board of directors.

●
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

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had, during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company’s voting rights, such person may not have any affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In general, the term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	“Control”; and

●
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

●	the total number of Non-Related Votes, voting against the election of the external director, does not exceed two percent of the aggregate voting rights in the company.

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

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the corporate audit committee or the compensation committee, thereafter, the approval of the board of directors and in certain cases — the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

●	transactions with office holders and third parties, where an office holder has a personal interest in the transaction;

●	employment terms of office holders; and

●
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

Such extraordinary transactions with controlling shareholders require the approval of the corporate audit committee or the compensation committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

●	the majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting, vote in favor; or

●	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the aggregate voting rights in the company.

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

Office Holders’ Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act performed by him or her in his or her capacity as an office holder for, in respect of each of the following:

●	a breach of his or her duty of care to us or to another person;

●	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

●	a financial liability imposed upon him or her in favor of another person; and

●	any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.

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

●
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

●
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

●
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party,  pursuant to certain provisions of the Securities Law; and

●	any other event, occurrence or circumstance in respect of which we may lawfully indemnify an office holder.

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

●	a breach by the office holder of his or her duty of care, if such breach was intentional or reckless, but unless such breach was solely negligent;

●	any act or omission intended to derive an illegal personal benefit; or

●	any fine levied against the office holder.

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

Registration Rights

In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to ordinary shares which resulted following conversion of their preferred shares immediately prior to the completion of our initial public offering.  The agreement grants registration rights to each of:

●	the holders of the ordinary shares resulting from the conversion of such preferred shares; and

●	Yehuda Zisapel and Zohar Zisapel.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3. “KEY INFORMATION - Risk Factors – Risks Related to Operations in Israel - Provisions of our Articles of Association, Israeli law and financing documents could delay, prevent or make difficult a change of control andtherefore depress the price of our shares.”

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

●
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

●
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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

●	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	the research and development is for the promotion or development of the company; and

●	the research and development is carried out by or on behalf of the company seeking the deduction.

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

Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits, among others:

●	deduction of purchases of know-how, patents and the right to use a patent over an eight-year period for tax purposes;

●
deduction over a three-year period of specified expenses incurred with the issuance and listing of shares on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel (including Nasdaq);

●	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

●	accelerated depreciation rates on equipment and buildings.

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

Under the convention between the United States and Israel concerning taxes on income, as amended (the “U.S.-Israel Tax Treaty”), generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who:

●	holds the ordinary shares as a capital asset; and

●	qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

●	is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

●	an individual citizen or resident of the United States;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any political subdivision thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●
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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

●	are broker-dealers or insurance companies;

●	have elected mark-to-market accounting;

●	are tax-exempt organizations or retirement plans;

●	are grantor trusts;

●	are S corporations;

●	are certain former citizens or long-term residents of the United States;

●	are financial institutions;

●	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

●	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

●	are real estate investment trusts or regulated investment companies;

●	own directly, indirectly or by attribution at least 10% of our voting power; or

●	have a functional currency that is not the U.S. dollar.

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

●
the item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

●
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

ITEM 15.          CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely.  Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within Ceragon to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) ****
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) *
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) *
4.8	Amended and Restated Share Option and RSU Plan, as Amended August 10, 2014 *
4.9	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms)*****
8.1	List of Significant Subsidiaries*****
10.1	Consent of Independent Registered Public Accounting Firm*****
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Statements of Comprehensive Loss at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015,  2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014and 2013; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.*****

* Previously filed as exhibit 1.2, 4.6. 4.7 and 4.8 to the Company’s Annual Report on Form 20-F for the year 2014 and incorporated herein by reference.
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
*****Previously filed as exhibits 4.9, 8.1, 10.1 and 101 to the Company’s Annual Report on Form 20-F for the year 2015 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By:	/s/ Ira Palti
Name: Ira Palti
Title: President and Chief Executive Officer
Date: February 9, 2017

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