Form 20-F
period 2016-12-31
CERAGON NETWORKS LTD
filed 2017-04-07
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report 77,768,929 Ordinary Shares, NIS 0.01 par value.

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

Yes ☐ No ☑

- i -

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to "Ceragon," the "Company," "us," "we" and "our" refer to Ceragon Networks Ltd. (the "Registrant"), an Israeli company, and its consolidated subsidiaries;

•	references to "ordinary shares," "our shares" and similar expressions refer to the Registrant's Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to "dollars," "U.S. dollars" and "$" are to United States Dollars;

•	references to "shekels" and "NIS" are to New Israeli Shekels, the Israeli currency;

•	references to the "Companies Law" are to Israel's Companies Law, 5759-1999;

•	references to the "SEC" are to the United States Securities and Exchange Commission; and

•	references to the "Nasdaq Rules" are to rules of the Nasdaq Global Select Market.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes certain statements that are intended to be, and are hereby identified as, "forward-looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe" or other similar expressions, but are not the only way these statements are identified.  These statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other "forward-looking" information.  When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material.  Forward-looking statements may be found in Item 4. "INFORMATION ON THE COMPANY" and Item 5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and in this annual report generally. Our actual results could differ materially from those anticipated in these statements as a result of various factors, including all the risks discussed in "Risk Factors" and other cautionary statements in this annual report.  All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2012 to 2016. The selected consolidated statement of operations data for the years 2014, 2015 and 2016, and the selected consolidated balance sheet data at December 31, 2015 and 2016, have been derived from our audited consolidated financial statements set forth in Item 18. "FINANCIAL STATEMENTS." The selected consolidated statement of operations data for the years 2012 and 2013 and the selected consolidated balance sheet data at December 31, 2012, 2013 and 2014, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). You should read the consolidated financial data with the section of this annual report entitled Item 5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
	2012	2013	2014	2015	2016
Consolidated Statement of Operations Data:	(In thousands, except share and per share data)

Revenues	$446,651	$361,772	$371,112	$349,435	$293,641
Cost of revenues	308,354	249,543	286,670	246,487	194,479
Gross profit	138,297	112,229	84,442	102,948	99,162

Operating expenses:
Research and development	47,487	42,962	35,004	22,930	21,695
Selling and marketing	77,326	67,743	56,059	40,816	39,515
General and administrative.	27,519	26,757	23,657	21,235	20,380
Restructuring costs	4,608	9,345	6,816	1,225	-
Goodwill impairment	--	--	14,765	--	--
Other income	--	(7,657)	(19,827)	(4,849)	(1,921)

Total operating expenses	156,940	139,150	116,474	81,357	79,669
Operating income (loss)	(18,643)	(26,921)	(32,032)	21,591	19,493
Financial expenses, net	(3,547)	(14,018)	(37,946)	(14,738)	(6,303)
Income (loss) before taxes	(22,190)	(40,939)	(69,978)	6,853	13,190
Tax on income	(1,201)	(6,539)	(6,501)	(5,842)	(1,761)
Net income (loss)	(23,391)	(47,478)	(76,479)	1,011	11,429

Basic net earnings (loss) per share	$(0.64)	$(1.23)	$(1.22)	$0.01	$0.15
Diluted net earnings (loss) per share	$(0.64)	$(1.23)	$(1.22)	$0.01	$0.15

Weighted average number of shares used in computing basic earnings (loss) per share	36,457,989	38,519,606	62,518,602	77,239,409	77,702,788
Weighted average number of shares used in computing diluted earnings (loss) per share	36,457,989	38,519,606	62,518,602	77,296,681	78,613,528

	At December 31
	2012	2013	2014	2015	2016
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short and long term bank deposits, short and long term marketable securities	$51,589	$52,337	$42,371	$36,318	$36,338
Working capital	129,407	106,765	87,748	81,957	95,950
Total assets	393,596	365,971	341,873	267,249	244,225
Total long term liabilities	69,767	52,498	31,822	19,915	17,555
Shareholders' equity	143,709	135,078	104,552	102,821	116,164

Risk Factors

The following risk factors, among others, could affect our business, results of operations or financial condition and cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. You should carefully consider the risks described below, in addition to the other information contained elsewhere in this annual report. The following risk factors are not the only risk factors that the Company faces. Additional unknown risks and uncertainties that we currently deem immaterial may also affect our business. Our business, financial condition and results of operations could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occur. In such an event, the market price for our ordinary shares could decline.

Risks Relating to Our Business

We have been focusing on the "best-of-breed" segment of the wireless backhaul market, which we believe has the most profit potential. Focusing on one segment of the market has led to a decline in our revenues, and should such a decline in sales continue, this may negatively affect our business, financial condition and results of operations.

We mainly attribute our improvement in profitability to the continued implementation of our business strategy, a key element of which is the focus on the best-of-breed segment of the wireless backhaul market. However, focusing on this one market segment led to a decline in our sales in 2016, and if such market segment or our share in it shrinks, our sales and revenues may decline even further and our results of operations and cash flow may be significantly and adversely affected. In such a case, we may need to take cost reduction measures, which may adversely impact our R&D, operations, marketing and sales activities and our ability to effectively compete in the market.

A significant portion of our business concentrates in certain geographic regions. Such concentration may negatively affect our business, financial condition and results of operations, should the amount of business coming from such regions decrease.

In general, concentration of business in specific geographic regions entails risks in case certain events occur in these regions,  such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, changes in governmental controls and regulations, including those specifically related to the communication industry, changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities, political or economic instability as well as any other extraordinary events having an adverse effect on the economy or business environment in this region, which will harm the operations of our customers in these regions, and result in a significant decline of business coming from that region. For example, in 2015 and 2016 we increased our business in terms of revenue compared to prior periods, coming from India to 30.3% and 27.3%, respectively and expect that our revenues from sale of products in India will continue to constitute a significant portion of our business in the future. We have experienced some of these risks in that region in previous years, and further realization of any of these or other risks could result in a material reduction in orders and could adversely affect our results of operations, including cash flow, and our financial condition.

It is difficult to predict our gross margin as it is exposed to significant fluctuations as a result of potential changes in the geographical mix of our revenues.

            Our revenues are derived from multiple regions, each of which may consist of a number of countries. Gross margin percentages may vary significantly between different regions and even among different countries within the same region. A significant change in the actual ratio of our revenues among the different regions/countries, whereby the actual ratio of revenues from a higher gross margin region/country exceeds our expectations, may cause our gross margin to significantly increase, while in case the actual ratio of revenues from a lower gross-margin region/country exceeds our expectations, may cause our gross-margin to significantly decrease.

A single customer and customer group represent a significant portion of our revenues, and if we were to lose this single customer or customer group or experience any material reduction in orders from this single customer or customer group, our revenues and operating results may be adversely affected.

In 2016 we had revenue from a single customer of approximately 16.6% of our total revenues. In 2015 we had revenue from a single customer group of affiliated companies that accounted for approximately 17.7% of our total revenues.  In 2014 we had revenue from a single customer that accounted for approximately 16.1% of our total revenues. Our sales are generally made from standard purchase orders rather than long-term contracts. Accordingly, these large customers are not obligated to purchase a fixed amount of products or services over any period of time from us, and may terminate or reduce their purchases from us at any time without notice or penalty. We therefore have difficulty projecting future revenues from these customers. This could have, as in the past, an adverse effect on our reported revenues, profitability and cash flow. In addition, the loss of these customers or any material reduction in orders, in the absence of gaining new significant customers replacing them, could adversely affect different aspects of our results of operations, including cash flow and financial condition.

We face intense competition from other wireless backhaul equipment providers. If we fail to compete effectively, our business, financial condition and result of operations would be materially adversely affected.

The market for wireless backhaul equipment is rapidly evolving, highly competitive and subject to rapid change.

Our primary competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation, commonly referred to as "generalists", each providing a vast wireless solutions portfolio, which includes a wireless backhaul solution within their portfolio. These generalists may also compete with us on best-of-breed projects, in which operators invest resources and efforts to select the best wireless backhaul solution. In addition to these primary competitors, a number of smaller microwave communications equipment suppliers, including Aviat Networks Inc., DragonWave Inc., and SIAE Microelectronica S.p.A., offer or are developing competing products.

In addition, the industry generalists are substantially larger than us and have longer operating history and greater financial, sales, service, marketing, distribution, technical, manufacturing and other resources. Moreover, the market for wireless backhaul equipment is expected to go through significant consolidation.  These generalists have greater name recognition, a larger customer base, may be able to respond more quickly to changes in customer requirements and evolving industry standards, and have greater resources to invest in the development, promotion and sale of their products. Many of these generalists also have well-established relationships with our current and potential customers and have extensive knowledge of our target markets, which may possibly give them additional competitive advantages. In addition, as these generalists have begun to focus more on selling services and bundling the entire network as a full-package offering, some of our customers, which seek best-of-breed solutions like ours, may be driven to purchase "bundled" solutions from the generalists. Moreover, as these generalists are usually financially stronger than us, they may be able to offer customers more significant financing packages and more attractive pricing, which may increase the appeal of their products in comparison to ours.

Additionally, even where these generalists resell Ceragon products as part of their own portfolio – selling through them may negatively impact our margins and result in our business success possibly depending on these competitors to some extent.

Moreover, current and potential competitors may make strategic moves such as mergers, acquisitions or establishing cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected. For more information on the best-of-breed market, please refer to Item 4: INFORMATION ON THE COMPANY; B. Business Overview – "Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul."

Between 2011 and 2014, we incurred substantial losses and negative cash flows. Although we were profitable and generated cash from our operations during 2015 and 2016, we cannot assure you that we will be able to maintain profitability or continue to have positive operating cash flows.

From 2011 through 2014, we incurred substantial net losses and a negative cash flow from operations. For example, in 2014 we incurred a net loss of $76.5 million, and negative cash flow from operations of $32.3 million. Our losses in prior periods were impacted by decreases in revenues, decreased gross margins and the significant expenses and charges associated with organizational restructuring activities.  In 2015 and 2016 we incurred a net income of $1.0 million and $11.4 million, respectively, and generated cash from operating activities of $16.1 million and $25.8 million, respectively. However, there is no assurance that we will be able to maintain or improve such results, which may require the implementation of additional cost reduction measures. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and impair our financial condition.

We could be adversely affected by our failure to comply with the covenants in our credit agreement or by the failure of any bank to provide us with credit under committed credit facilities.

We have a committed credit facility available for our use from a syndicate of several banks. Our credit agreement contains financial and other covenants requiring that we maintain, among other things, a certain ratio between our shareholders' equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit facility and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities, which would have a material adverse effect on our financial condition and ability to operate. In addition, the payment may be accelerated and the credit facility may be cancelled upon an event in which a current or future shareholder acquires control (as defined under the Israeli Securities Law) of us. For more information, please refer to Item 5: "OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources."

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

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2015 and 2016, sales in these regions accounted for approximately 73% and 71%, respectively, of our revenues. As a result, the occurrence of any international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risk could have a material adverse effect on our business, financial condition and results of operations. For example, there have been substantial import controls in Argentina, which require us to obtain approval from tax and customs authorities for importing activities. To date, we have been able to obtain all required approvals and Argentina has begun to lift import controls, but we cannot assure you that more stringent requirements will not be imposed in the future.

In addition, during 2016 there has been significant economic deterioration in Africa, primarily in Nigeria. This resulted in a significant erosion of the local currencies valuation relative to the U.S. Dollar, as well as foreign currency scarcity and to the adoption of some new restrictions, which have created difficulties in collection, cash repatriation, and a general slow-down of business activities. We have no assurance that current conditions will not further deteriorate, or that similar conditions will not occur in other developing countries, which might adversely affect our sales in these countries or our ability to collect and repatriate the proceeds from such sales in the future.

Below are some of the risks and challenges that we face as a result of doing business internationally, several of which are more likely in the emerging markets than in other countries:

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
• burden of complying with a variety of foreign laws, including foreign import restrictions which may be applicable to our products;
• difficulties in protecting intellectual property;
• laws and business practices favoring local competitors;
• demand for high-volume purchases with discounted prices;
• collection delays and uncertainties;
• civil unrest, war and acts of terrorism;
• requirements to do business in local currency; and
• requirements to manufacture or purchase locally.
Business practices in emerging markets may expose us to legal and business conduct regulatory risks.

Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations to which we are subject. It is possible that, notwithstanding our policies and in violation of our instructions, some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Our operating results may vary significantly from quarter to quarter and from our expectations for any specific period.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter, or from our expectations and guidance for any specific period. Most importantly, delays in product delivery or completion of related services can cause our revenues, net income and operating cash flow to deviate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter.  Factors such as geographical mix, delivery terms and timeline, product mix, related services mix and other deal terms may differ significantly from our expectations, and thus impact our revenue recognition timing, gross margins, costs and expenses, as well as cash flow from operations. In addition, the spending decisions of our customers throughout the year may also create unpredictable fluctuations in the timing in which we receive orders and can recognize revenues, which may impact our quarterly results. Such unpredictable fluctuations could be very large in cases where these spending decisions are made by our largest customers or regarding significant deals.

The quarterly variation of our operating results may in turn create volatility in the market price for our shares.

We experience high-volatility in the supply needs of our customers, which from time to time lead to delivery pressures. If we fail to effectively cope with such volatility and growing supply demands of our customers, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations.

The delivery requirements of our customers are unevenly spread throughout the year. In addition, we offer our customers a wide variety of products and configurations. Our inability to forecast the quantities or mix of the delivery demands for our products, may result in underestimating our material purchasing needs, as well as production capacity requirements.  If we fail to effectively manage our deliveries to the customers in a timely manner, or otherwise fulfill our contractual obligations to them, or if we are unable to synchronize our supply chain and production process when rapidly increasing production, the cost of our material purchasing, manufacturing and logistics will increase and we may also be obligated to pay penalties to our customers for delays, all of which would adversely affect our business, financial results and our relationship with our customers.

We may encounter technical difficulties with our products, which could impair our ability to fulfill our commitments to our customers in a timely manner and negatively impact our business and results of operations.

During 2016 we faced some technical problems with our IP-20 Platform, which we are currently completing to resolve. If we continue to experience these or similar problems, this may cause delays in product delivery, increase our costs, adversely affect customer satisfaction and damage our results of operation. In addition, in our competitive market, we launch new versions of existing products and new products from time to time. New products and new versions of existing products are more prone to technical problems which, may, among other things, adversely affect our ramping up ability and ability to meet delivery commitments to our customers in a timely manner, and may cause us to incur additional manufacturing, development and repair costs. This may have a material adverse effect on our business and results of operation.

A decrease in industry growth or reduction in our customers' revenue from increased regulation or new mobile services may cause operators' investments in networks to slow, be delayed or stop, which could harm our business.

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The emergence of "over-the-top services" - which make use of the operators' network to deliver rich content to users but do not generate revenue to operators - are causing operators to lose a substantial portion of their voice/SMS revenues.  In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter the market, which may also reduce our customers' pricing to their end-users further causing them to lose revenues.  This is leading operators to spend more carefully on infrastructure upgrades and build-outs.  Operators today are revising their old models because adding capacity to meet demand could force them to increase their current capital expense investments over the coming years.  As a result, operators are looking for more cost-efficient solutions and network architecture, which will allow them to break the linearity of cost and capacity through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to invest further in their network systems may decrease, which will reduce their demand for our products and services and may have an adverse effect on our business, operating results and financial condition.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

We and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers and continue to meet market demand in certain emerging markets and other less profitable countries. As a result, we may experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to design to cost and introduce new lower-cost products and product enhancements. Since customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from Tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations. Alternatively, if we decide not to pursue some of the deals, our revenues might significantly decrease and harm our business and financial results. A Tier 1 customer is a telecom operator, which has national or multinational service coverage and that can reach every other network without purchasing network resources from other network communication providers.

In recent years, we have increased our sales in India, a region typically characterized as being price-sensitive, resulting in pressure on our profitability. During 2013 and 2014, 7% and 24.8% of our revenues, respectively, were earned in India, while during 2015 and 2016, 30.3% and 27.3% of our revenues, respectively, were earned in India. We expect that our revenues from sale of products in India will continue to constitute a significant portion of our business in the future. In addition, we anticipate continued demand for our products and/or services in Latin America, a market which is characterized by strong downward pricing pressures.

Challenging global economic conditions could also have adverse, wide-ranging effects on demand for our products and services, as well as for the products of our customers, which could result in reduced revenues, gross margins and profitability.

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

If the current global economic situation deteriorates, or if the uncertainty and variations in the telecommunications industry continues, our business could be negatively impacted. For example, we could experience reduced demand for our products and services, slowed customer buying decisions, pricing pressures, possible withdrawal of global operators from some geographies in which they currently operate and in which we sell and supplier or customer disruptions. Furthermore, insolvency of some of our key distributors, resellers, original equipment manufacturers (OEMs) and systems integrators, could impair our distribution channels. Any of these contingencies could reduce our revenues or our ability to collect our accounts receivable, and have a material adverse effect on our financial condition and results of operations.

If we fail to develop and market new products that keep pace with technological developments, the changing industry standards and our customers' needs, we may not be able to grow or sustain our business.

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend, among other things, on our ability to develop and market new products or enhance our existing products in a timely manner to keep pace with developments in technology and customer requirements.

In addition, the wireless equipment industry is subject to rapid change in technological and industry standards. This rapid change, through official standards committees or widespread use by operators, could either render our products obsolete or require us to modify our products necessitating significant investment, both in time and cost, in new technologies, products and solutions. We cannot assure you that we will continue to successfully develop these components and bring them into full production with acceptable reliability, or that any development or production ramp-up will be completed in a timely or cost-effective manner.

We are continuously seeking to develop new products and enhance our existing products. In late 2013 we announced a significant new line of products (IP-20 Platform), which we continue to enhance with newer products and capabilities. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner, which would have a material adverse effect on our ability to grow or maintain our business.  Moreover, we cannot assure that new products being developed based on the IP-20 Platform will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes.

Relying on third-party manufacturers, suppliers and service providers may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in case of a single source supplier.

We substantially outsource our manufacturing and logistics operations, and purchase ancillary equipment for our products, from contract and other independent manufacturers. Disruption in deliveries or in operations of these and other third party suppliers or service providers, as a result - for example - of capacity constraints, production disruptions, price increases, force majeure events, decreased availability of raw materials or commodities, as well as quality control problems related to components, may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs.

In addition, although we believe that our contract manufacturers and logistics service providers have sufficient economic incentive to perform our manufacturing and logistics services requirements, the resources devoted to these activities are not within our control. We cannot assure you that manufacturing or logistics problems will not occur in the future due to insufficient resources devoted to our requirements by such manufacturers and logistics service providers.

These delays, disruptions, quality control problems, loss in capacity and problems in logistics processes could result in delays in deliveries of our product to our customers, which could subject us to penalties payable to our customers, increased warranty costs, possible cancellation of orders, as well as damage our reputation. If any of these problems occur, we may be required to seek alternate manufacturers or logistics service providers and we may not be able to secure such alternate manufacturers or logistics service providers that meet our needs and standards in a timely and cost-effective manner. The above-mentioned risks are exacerbated in the case of raw materials or component parts that are purchased from a single-source supplier.

In addition, some of our contract manufacturers have granted us licenses with respect to certain technology, which is used in a number of our products. If we change contract manufacturers, we may be required to renegotiate these licenses or redesign some of our products, either of which could increase our cost of revenues and cause product delivery delays. Further, if we change manufacturers, during the transition period, we may be more likely to face delays, disruptions, quality control problems and loss in capacity, and our sales, profits and customer relationships may suffer.

Our acquisition activities expose us to risks and liabilities, which could also result in integration problems and adversely affect our business.

Following the acquisition of Nera Network AS in 2011 (the "Nera Acquisition") and other smaller acquisitions, we have increased the size of our operations and worldwide presence. While we intend to continue to explore potential merger or acquisition opportunities within our market or in other markets, which we may deem to be suitable for our business growth strategy, we are unable to predict whether or when any prospective acquisitions will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. The anticipated benefits and cost savings of such mergers and acquisitions or other restructuring may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations cash flow and financial condition as well as the price of our ordinary shares.

We are dependent upon sales of our single family of products into the high-capacity point-to-point wireless backhaul market. Any reduction in demand for our products in this market would cause our revenues to decrease

We develop and sell one family of products into the high-capacity point-to-point wireless backhaul market. As a result, we are more likely to be adversely affected by a reduction in demand for high-capacity point-to-point wireless backhaul products in comparison to companies that also sell multiple and diversified product lines and solutions to customers. If technologies or market conditions change, resulting in a decreased demand for our specific technology, we could likely have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

Consolidation of our potential customer base could harm our business.

The increasing trend towards mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor's products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of potential customers decreases. Moreover, some of our potential customers have agreed to share networks, resulting in a decreased requirement for network equipment and associated services, and thus a decrease in the overall size of the market.  Network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

We face intense competition from other communications solutions that compete with our high-capacity point-to-point wireless products, which could reduce demand for our products and have a material adverse effect on our business and results of operations.

Our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies.  Moreover, as more and more data demands are imposed on existing network frameworks, and due to consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive.

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

Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls.

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment, which could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America and in Africa. See also the risk of "Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations."

A substantial portion of our operating expenses are denominated in New Israeli Shekels ("NIS"), and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2016, the NIS continued to fluctuate in comparison to the U.S. dollar, with the NIS appreciating by 1.4% against the U.S. dollar.  If the U.S. dollar weakens against the NIS in the future, there will be a negative impact on our results of operations.

In some cases, we are paid in non-U.S. dollar currencies or maintain monetary assets in non-U.S. dollar currencies, which could affect our reported results of operations. Also, our cash balances in certain countries, may be devaluated significantly, especially in cases where conversion to U.S. dollars and repatriation of these cash reserves is restricted or impossible, and therefore could have a material adverse effect on our financial condition.  In addition, we have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have a significant effect on our results.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other "hedging" techniques to cover all our potential exposure and may not purchase derivative instruments adequate enough to insulate ourselves from foreign currency exchange risks. In some countries, we are unable to use "hedging" techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. During 2016, we incurred losses in the amount of $2.8 million as a result of exchange rate fluctuations that have not been fully offset by our hedging strategy. In addition, during 2016 we recorded income of $0.9 million in the other comprehensive loss in our shareholders' equity as a result of the appreciation of the Brazilian currency against the U.S. dollar. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

Furthermore, some of our competitors can benefit from currency fluctuations as their costs and expenses are primarily denominated in currencies other than the U.S. dollar. In case the U.S. dollar strengthens against these currencies these competitors might offer their products and services for a lower price and capture market share from us, which might adversely affect our business and negatively influence our results of operation and financial condition.

We are engaged in supplying installation or rollout projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these rollout projects, including delays or failure in acceptance testing procedures and other items beyond our control, could have a material adverse effect on our results of operations.

We are engaged in supplying rollout projects, which typically include services such as installation and commissioning, involving fixed-price contracts. We assume greater financial risks on these fixed-price projects,  versus equipment–only sales, which do not similarly require us to provide services and usually do not require customer acceptance certificates in order for us to recognize revenue.  If we miscalculate the resources or time we need for these fixed-price projects, the costs of completing these projects may exceed our original estimates, which would negatively impact our financial condition and results of operations.

In a significant number of our projects, we are engaged in supplying our products as total rollout projects, which include installation and other services for our customers. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more rollout projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.  Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict.  The completion of the installation and testing of the customer's networks and the completion of all other suppliers' network elements are subject to the customer's timing and efforts, and other factors outside our control, such as site readiness for installation, availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. This could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

In addition, typically in rollout projects, we are dependent on the customer to issue acceptance certificates to generate and recognize revenue. In such projects, we bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. Moreover, we are not always the prime integrator in these projects and in such cases, the acceptance may be delayed even further since it depends on the acceptance of other network elements not in our control. The early deployment of our products during a long-term project reduces our cash flow, as we generally collect a significant portion of the contract price after successful completion of an acceptance test. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests or if the customer does not or will not issue an acceptance certificate, the end user or the system integrator could refuse to pay us any balance owed and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

If any of the above occurs, we may not be able to generate or recognize revenue and we may incur additional costs, any of which could materially adversely impact our results of operation and financial condition.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, using the criteria established in "Internal Control - Integrated Framework" set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected in a timely manner.

At the end of 2014, based on the Company's evaluation, our management, including the CEO and CFO, identified a material weakness related to our legal entity in Brazil, which accounted for approximately 10% of our total revenue for the year ended December 31, 2014, and approximately 9% of our total assets as of the year ended December 31, 2014, finding that we did not maintain effective controls over our financial reporting and closing procedures as of December 31, 2014. This material weakness resulted from the fact that our accounting and supervisory personnel in Brazil did not have adequate accounting experience to enforce compliance with all the procedures that had been defined to ensure appropriate financial reporting. This deficiency could result in a material misstatement of the annual or interim consolidated financial statements that may not be prevented or detected on a timely basis.

With the oversight of CEO and CFO, we took steps and plan to take additional measures to remediate the underlying causes of the material weakness and as a result, as of December 31, 2015 and 2016, we had no material weakness in our internal controls over our financial reporting.

If we conclude in future periods that our internal controls over financial reporting are not effective, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, our operating results may be negatively impacted, and we may be subject to litigation and regulatory actions, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our shares. Even if we conclude that our internal controls over financial reporting are adequate, any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent all mistakes or intentional misconduct or fraud.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation of our deferred tax assets.  From time to time, we are subject to income and other tax audits, the timings of which are unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. Should we be assessed additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Our business activities in multiple countries may also expose us to indirect as well as withholding taxes in those countries. Our inability to meet certain tax regulations related to indirect or withholding taxes as well as different interpretations applied by the governing tax authorities to those regulations may expose us to additional tax payments and penalties. These would have a material adverse impact on our results of operations and financial condition.

Due to inaccurate forecasts, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

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

We require our contract manufacturers and other suppliers from time to time to purchase more inventory than is immediately required, and, with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increased demand, we may need to make advance payments or compensate our contract manufacturers or other suppliers, as needed. We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products.

Inventory of raw materials, work in-process or finished products located either at our warehouse or our customers' sites as part of the network build-up may accumulate in the future, and we may encounter losses due to a variety of factors, including:

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

Further, our inventory of finished products located either at our warehouse or our customers' sites as part of a network build-up may accumulate if a customer were to cancel an order or refuse to physically accept delivery of our products, or in rollout projects, which include acceptance tests, refuse to accept the network. The rate of accumulation may increase in a period of economic downturn.

Our sales cycles in connection with competitive bids or to prospective customers are lengthy.

It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids in tenders issued by our customers or prospective customers. These tender processes can continue for many months before a decision is made by the customer. In addition, even after the initial decision is made, there may be a lengthy testing and integration phase or contract negotiation phase before a final decision to purchase is made.  In some cases, even if we have signed a contract and our products were tested and approved for usage, it could take a significant amount of time until customer places purchase orders, if at all. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events that impact customers' decisions occur during such cycle and in turn, increase the difficulty of forecasting our results of operations.

Our contract manufacturers obtain some of the components included in our products from a limited group of suppliers and, in some cases, single or sole source suppliers. The loss of or problems in any of these suppliers could cause us to experience production and shipment delays as well as additional costs, which may result in a substantial cost increase or loss of revenue.

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers' dependence on a single or sole source supplier, or on a limited number of suppliers, subjects us to the following risks:

•
The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers, which could result in penalties or cancellation of orders for our products.

•
The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, our contract manufacturers or we may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products or buy a large stock of the component into inventory before it is discontinued. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins.

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

The Nera Acquisition was our first acquisition involving significant international operations. In acquiring Nera we undertook a number of identified contingent liabilities of Nera, such as various known litigations with third parties, and other contingent exposures with customers, suppliers and employees, all of which could accumulate to a substantial amount. In addition, we may be exposed to potential tax liabilities worldwide, which could result in a substantial cost. We also undertook certain exposures for penalties and other financial risks posed by a few of Nera's customers in the event of a default by us due to commercial or political circumstances, which may not be under our control. We assessed these contingent liabilities in the purchase price allocation.

However, our assessment of such contingent liabilities may not have been accurate and we may be exposed to actual payments, which may be significantly higher than we assessed. If we are required to make any actual payment on such potential liabilities, this could materially adversely affect our results of operations, cash flow and financial condition.

If we fail to obtain regulatory approval for our products, or if sufficient radio frequency spectrum is not allocated for use by our products, our ability to market our products may be restricted.

Generally, our products must conform to a variety of regulatory requirements and international treaties established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers' products, which may not be affected as much from such changes. Delays in allocation of new spectrum for use with wireless backhaul communications, such as the E and V bands in various countries, at prices which are competitive for our customers, may also adversely affect the marketing and sales of our products.

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products. We may not be successful in obtaining regulatory approval for our products from these authorities and as we develop new products either our products or some of the regulations will need to change to take full advantage of the new product capabilities in some geographies. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless backhaul at frequencies used by our competitors' products could increase the competition we face.

Other areas of regulation and governmental restrictions, including tariffs on imports and technology controls on exports or regulations related to licensing and allocation processes, could adversely affect our operations and financial results.

Our products are used in critical communications networks, which may subject us to significant liability claims.

Since our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. The terms of agreements with our customers do not always provide sufficient protection from liability claims. In addition, any insurance policies we have may not adequately cover our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with our product specifications, but if our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, successful or not, would be costly and time-consuming to defend, and could divert management's attention and seriously damage our reputation and our business.

Our international wireless backhaul operations subject us to various regulations. Liabilities for failure to comply with these regulations could materially impact our business, results of operations and financial condition.

Due to the nature of our global operations, we must comply with certain international and domestic laws, regulations and restrictions, which may expose our business to risks including the following:

o
Our business is subject to numerous laws and regulations designed to protect the environment, including with respect to discharges management of hazardous substances. Although we believe that we comply with these requirements and that such compliance does not have a material adverse effect on our results of operations, financial condition or cash flows, the failure to comply with current or future environmental requirements could expose the Company to criminal, civil and administrative charges. Due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

o
Our wireless communications products emit electromagnetic radiation. While we are currently unaware of any negative effects associated with our products, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products, and we may be required to modify our technology without the ability to do so. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our backhaul solutions.

Breaches of network or information technology security could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to our competitors. In addition, a failure to protect the privacy of customer or employee confidential data against breaches of network or IT security could result in damage to our reputation.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business.

We sell other manufacturers' products as an original equipment manufacturer, or OEM, which subjects us to various risks that may cause our revenues to decline.

We sell a limited number of products on an OEM basis through relationships with a number of manufacturers. Our sale of OEM products exposes us to the risk that these manufacturers might terminate their relationships with us, experience technical and financial problems, decide to promote their products through other channels, fail to deliver their products or discontinue production of their products. If we cannot develop alternative sources for OEM products, we could lose certain customers and our revenues could decline.

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

We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. Any such failure or inability to obtain or maintain adequate protection of our intellectual property rights, for any reason, could have a material adverse effect on our business, results of operations and financial condition.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We have been exposed to infringement allegations in the past, and we may in the future be notified that we or our vendors, allegedly infringe certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney's fees should a court find such infringement willful), or to cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products (including those we purchase from third parties). We may be forced to expend significant resources to develop non-infringing technology, obtain licenses for the infringing technology or replace infringing third party equipment. We cannot assure you that we would be successful in developing such non-infringing technology, that any license for the infringing technology would be available to us on commercially reasonable terms, if at all, or that we will find suitable substitute for infringing third party equipment.

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

Risks Related to Our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. income taxes if we are classified as a personal foreign investment company ("PFIC") for U.S. federal income tax purposes.

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce or are held for the production of passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2016. However, there can be no assurance that the United States Internal Revenue Service ("IRS") will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2017. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

For more information, please see Item 10. ADDITIONAL INFORMATION – E. Taxation - "U.S. Federal Income Tax Considerations" – "Tax Consequences if We Are a Passive Foreign Investment Company."

The price of our ordinary shares is subject to volatility. Such volatility could limit investors' ability to sell our shares at a profit, could limit our ability to successfully raise funds and may expose us to class actions against the Company and its senior executives.

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2016, the price of our ordinary shares has ranged from a high of $2.94 per share to a low of $0.88 per share. On December 31, 2015 and 2016, the closing prices of our ordinary shares were $1.21 per share and $2.62 per share, respectively.  A variety of factors may affect the market price of our ordinary shares, including:

•	announcements of technological innovations by us or by others;

•	competitors' positions and other events related to this market;

•	changes in the Company's estimations regarding forward looking statements and/or announcement of actual results that vary significantly from such estimations;

•	announcement of corporate transactions or other events impacting our revenues;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	other announcements, whether by the Company or others, referring to the Company's financial condition, results of operations and changes in strategy;

•	the general state of the securities markets (with a particular emphasis on the technology and Israeli sectors thereof);

•	the general state of the credit markets, the volatility of which could have an adverse effect on our investments; and

•	global macroeconomic developments.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and may result in substantial losses to our investors.

In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular, has been highly volatile and at times thinly traded. These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance. Investors may not be able to resell their shares following periods of volatility.

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management's attention and Company resources from business. On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action is based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys' fees and costs (see below in Item 8. "FINANCIAL INFORMATION"). Although the Company believes it has a strong defense against these allegations and that the District Court should deny the motion to approve the class action, there is no assurance that the Company's position will be accepted by the District Court. Furthermore, there is a risk that this litigation will divert the time and energy of the Company's executives and lead to damages and expenditures that may not be covered by insurance. This may adversely affect the Company's financial condition and results of operations.

We may need to raise additional funds in the future; to the extent any such funding will be based on sales under shelf registration statements, our existing shareholders will experience dilution of their shareholdings.

On August 15, 2012, we filed a shelf registration statement on Form F-3 with the SEC under which we were able to offer and sell from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities, having an aggregate offering price of up to $150 million (the "2012 Shelf"). Under the 2012 Shelf, we raised $37.4 million in November 2013 by selling 14,000,000 of our ordinary shares at a price of $2.40 per share, and raised $41.5 million in July 2014 by selling 21,250,000 ordinary shares at a price of $2.00 per share. Since the effectiveness of the 2012 Shelf expired in September 2015, we are planning to file a new shelf registration statement on Form F-3 with the SEC, immediately following the filing of this annual report. While there is no assurance that we will sell any shares, including shares underlying securities convertible into, exchangeable for, or exercisable for shares, under such new shelf registration statement, any such sales in the future will result in dilution to existing shareholders.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.

As of March 28, 2017, Zohar Zisapel, our Chairman of the Board of Directors, beneficially owned, directly or indirectly, 13.9% of our outstanding ordinary shares and Yehuda and Nava Zisapel beneficially owned, directly or indirectly, 4.61% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 28, 2017. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon.

Our ordinary shares are traded on more than one market and this may result in price variations.

In addition to being traded on the Nasdaq Global Select Market, our ordinary shares are traded on the Tel Aviv Stock Exchange ("TASE"). Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one market could cause a decrease in the trading price of our ordinary shares on the other market.

Being a foreign private issuer exempts us from certain SEC and Nasdaq requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

We are a "foreign private issuer" within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions applicable to U.S. public companies, including:

•	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and immediate reports on Form 8-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act;

•	The provisions of regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profit realized from any "short-swing" trading transaction (a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

In addition, we are permitted to follow certain home country corporate governance practices and laws instead of those rules and practices otherwise required by Nasdaq for domestic issuers, including with respect to approval of equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection to investors than is accorded under the Nasdaq Listing Rules applicable to domestic issuers. For more information regarding specific exemptions we chose to adopt, please see "Item 16G. Corporate Governance."

We are subject to regulations related to "conflict minerals," which could adversely impact our business.

Pursuant to Section 1502 of the Dodd-Frank Act, as a United States publicly-traded company we are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals. These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We timely file our conflict minerals reports. While there are, and will be, ongoing costs associated with complying with these disclosure requirements, we may face reputational challenges that could impact future sales if we determine that certain products of ours contain minerals not determined to be conflict free, or if we are unable to verify with sufficient accuracy the origins of all conflict minerals potentially used in our products.

Risks Related to Operations in Israel

Conditions in the Middle East and in Israel may adversely affect our operations.

Our headquarters, a substantial part of our research and development facilities and some of our contract manufacturers' facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly influence our operations. Specifically, we could be adversely affected by:

•	Hostilities involving Israel;

•	The interruption or curtailment of trade between Israel and its present trading partners;

•	A downturn in the economic or financial conditions in Israel; and

•	A full or partial mobilization of the reserve forces of the Israeli army.

Israel has been subject to a number of armed conflicts that have taken place between it and its Arab neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, Israel has no peace arrangements with any other neighboring countries. Furthermore, all efforts to improve Israel's relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years.

The uncertainty maintained in the region intensified in 2016 with the continuation of the civil war and state of chaos in Syria, adjacent to Israel's northern border, which followed the violent uprisings in recent years in other Arab countries in the Middle East and North Africa, such as Egypt and Jordan, which also border Israel. The significant increase of hostile activities of the Islamic State in Syria and in the Sinai Peninsula, also contributes to the tension in the region. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran's nuclear program and also due to the fact that Iran is perceived as having strong influence among extremist organizations in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel military groups in Syria.

All of the above, as well as further deterioration of relations with the Palestinian Authority, Hamas or countries in the Middle East, raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, as well as certain companies and organizations, primarily in the Middle East, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future.

In addition, our business may be disturbed by the obligation of personnel to perform military service; in general, our Israeli employees are subject to an obligation to perform reserve military service periodically, until they reach the age of 45 (or older, for reservists with certain occupations). In the event of a military conflict, these employees may be called to active duty for longer periods of time.  In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material impact on our business in the future.

We have received Israeli government grants for research and development expenditures, which restrict our ability to manufacture products and transfer technologies or know-how outside of Israel.

We have received grants from the Israel Innovation Authority (formerly and more commonly known as the Office of Chief Scientist – "OCS") for the financing of a significant portion of our research and development expenditures in Israel. Even following full repayment of any OCS grants, and unless otherwise agreed by the applicable authority of the OCS, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (the "R&D Law").

Among other requirements of the R&D Law, including the obligation to pay royalties to the OCS, the R&D Law requires that the manufacture of products, which incorporate know-how developed with OCS funds, be carried out in Israel, unless the OCS provides its approval for manufacture outside of Israel. This approval, if obtained, may be subject to various conditions, including the repayment of increased royalties. Transfer of the know-how developed with OCS funds and any right derived there from to third parties is generally prohibited, unless approved by the research committee of the OCS, in special cases, subject to the receipt by the OCS of certain payments. These restrictions and requirements for payment may impair our ability to sell our technology assets or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel, and to reduce the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know how developed with OCS funding (such as a merger or similar transaction), by any amounts that we are required to pay to the OCS.

For information regarding the above-mentioned and other restrictions imposed by the R&D Law, please see Item 4. "INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist."

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program, require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future. Further, if such tax benefits are reduced or eliminated in the future, we may be required to pay increased taxes.

The Company has capital investment programs that have been granted approved enterprise status by the Israeli government ("Approved Programs"), and a program under beneficiary enterprise status pursuant to Israel's Law for the Encouragement of Capital Investments, 1959 ("Beneficiary Program"). When we begin to generate taxable income from these approved or beneficiary enterprise programs, the portion of our income derived from these programs will be tax exempt for a period of two years, and will be subject to a reduced tax for an additional eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then-applicable tax rate for regular enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise or beneficiary enterprise, and the amount of any taxable income that we may earn in the future.

In addition, the Israeli government may reduce, or eliminate in the future, tax benefits available to approved or beneficiary enterprise programs. Our Approved and Beneficiary Program and the resulting tax benefits may not continue in the future at their current levels or at any level, and the legislation regarding Preferred Enterprise may not be applicable to us or may not fully compensate us for such change. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future. For a description of legislation regarding "Preferred Enterprise" see Item 10. "ADDITIONAL INFORMATION; Taxation; Tax Benefits under the 2011 Amendment".

It may be difficult to enforce a U.S. judgment against us or our officers and directors, or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon our directors and officers, almost all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and almost all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Additionally, it may be difficult to enforce civil liabilities under U.S. securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain if Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company's articles of association, an increase of a company's authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of an office holder in a company, or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders, if the country of residence of such shareholder does not have a tax treaty with Israel (thus not granting relief from payment of Israeli taxes). With respect to mergers, Israeli tax law provides tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction, during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See "Item 10.B. - Mergers and Acquisitions under Israeli Law."

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see Item 4. "INFORMATION ON THE COMPANY - B. Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist."

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire or for our shareholders to elect different individuals to our Board of Directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd.  We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law, and our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 69719, and the telephone number is +972-3-543-1000.  Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at Overlook at Great Notch, 150 Clove Road, 9th Floor, Little Falls, NJ 07424.

B.            Business Overview

We are the leading wireless backhaul specialist company in terms of unit shipments and global distribution of our business, providing innovative wireless backhaul solutions to global wireless backhaul markets.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice, data and other multimedia services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications. We also provide our solutions for wireless backhaul to other vertical markets such as public safety, utilities and oil and gas offshore drilling platforms. Our wireless backhaul solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider's network.  We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI) and others.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, and training. Our services include powerful project management tools that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a faster time-to-revenue.  Our experienced teams can deploy hundreds of wireless backhaul links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

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

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company's existing credit facilities, including the agreement with Bank Hapoalim B.M. entered into in 2011 (the "Bank Hapoalim Agreement") and other short term credit facilities with other banks. In October 2013 and again in April 2014, we obtained the bank syndicate's temporary consent for less restrictive financial covenants. Most of the less restrictive financial covenants were in effect until October 1, 2014, except for one which was in effect until March 31, 2015. After each date, the respective original covenants again apply.  On March 31, 2015 we signed an additional amendment with the bank syndicate that primarily included changes in our credit line structure, in some of our covenants, an extension of the credit facility period until June 30, 2016 and a gradual reduction of the maximum amount of loans from $63.5 million to $50 million by February 28, 2016. On March 10, 2016 we signed another amendment to the credit facility agreement, which extended the credit facility repayment date until March 31, 2017 under the same terms of the previous amendment. On March 30, 2017 we signed an additional amendment to the credit facility agreement, which extended the credit facility repayment date until March 31, 2018. Following this last amendment, the credit facility provides for loans and an extension of credit up to an aggregate of $100.2 million. See Item 5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. Liquidity and Capital Resources," for a more detailed discussion.

In December 2014, we announced a significant restructuring of our operations to reduce our operational costs. As part of the restructuring effort, we realigned operations, reduced head count and implemented other cost reduction measures in order to lower our break-even point and improve profitability. The restructuring plan included consolidating or relocating certain offices and reduction of staff functions and several operations positions, as well as other measures. In connection with this restructuring announcement, we incurred restructuring charges of $5.8 million and $1.2 million in the fourth quarter of 2014 and the first quarter of 2015, respectively.

Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul

Deployed by operators worldwide, today's wireless base stations handle many different technologies such as smart phones, tablets and PCs. Voice and data traffic generated by these high-end devices are then gathered and transmitted via the backhaul transport network to the radio frequency (RF), or wireless, network. Wireless backhaul offers network operators a cost-efficient alternative to wire-line (copper/fiber) connectivity. Support for high capacities means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless links can also be set up much faster and at a fraction of the cost of wire-line solutions. On the operator's side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

The wireless backhaul market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless backhaul solution that will meet their wireless backhaul needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers' (subscribers') quality of experience. This market segment is referred to as best-of-breed. The other market segment is characterized by operators that do not select the wireless backhaul solution, since this decision is made by a network's solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless backhaul equipment. Operators in this segment of the market often view the wireless backhaul solution as a "commodity," which should deliver network connectivity, without optimization of network and other resources, and a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as bundled-deals.

Ceragon serves the best-of-breed segment of the market and specializes in a range of solutions, which we believe provide high value for our customers:

•
Shorthaul solutions, which typically provide a wireless link capacity of up to 1 Gbps per link and are used to carry voice and data services over distances of between several hundred feet to 10 miles. Short-haul links are deployed in access applications (macro cells and small cells) wirelessly connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier "vertical" applications such as state and local government, public safety, education and off-shore communication for oil and gas platforms.

•
Long-haul solutions, which typically provide a capacity of up to 5 Gbps, are used in the "highways" of the telecommunication backbone network. These links are used to carry services at distances of 10 to 50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles. Long-haul solutions are also used in a range of non-carrier "vertical" applications such as broadcast, state and local government, public safety, utilities and off-shore communication for oil and gas platforms.

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission of 155 Mbps at 38 GHz, the first native IP wireless transmission offering. More recently, we introduced a variety of technological enhancements including the first hitless/errorless 8-step Adaptive Coding and Modulation (ACM) technology (2007); first native Ethernet multi-channel long-haul radio with ACM (2010); unique asymmetric transfer mode and multi-layer compression (2011); and 1024QAM Long-Haul IP radio with 9 step ACM (2012);  the industry's first multicore radio solution supporting 2048 QAM and 4x4 MIMO (2012) and the industry's first and only "Advanced Frequency Reuse" technology (2015).  This technology, based on the Company's multicore technology allows operators to flexibly deploy the wireless base stations exactly where those are needed, without being bound to wireless backhaul deployment limitations as a result of interferences from various other links, which are often deployed in a dense carrier's network.

Industry Background

The market demand for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for wireless backhaul has shifted over the past several years, mostly to more flexible higher capacity and cost efficient architectures, based on IP/Ethernet technologies. The main catalyst of the shift towards IP/Ethernet-based networks as a whole, and the wireless backhaul in particular, has been the vast adoption of 4G/LTE wireless service technology.

Rapid subscriber growth and the proliferation of advanced smartphones, tablets and other high data consuming devices have significantly increased the amount of traffic that must be carried over a cellular operator's backhaul infrastructure. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality.

With the growth in adoption of 4G/LTE and LTE-Advanced/Pro, which provides even higher subscriber capacity, cellular operators are seeking strategies for new services, using new technologies which will allow further business growth, by facilitating quick and cost efficient enablement of new services for more connected subscribers (either human or machine). Among those are next generation cellular 5G technologies and Software Defined Networks (SDN) technologies. Next generation cellular 5G services technologies, for which the standard is not anticipated to be ratified before 2018 or to be deployed until at least 2020, are expected to allow the support for a 1,000-fold larger amount of subscribers with up to 1 Gbps service capacity for many. The need for supporting 5G service capacities will require wireless backhaul with higher capacity and scalability to support 5G services.

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

Some of today's backhaul networks, primarily in emerging markets, still employ a large number of circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage, fueled by anticipation and adoption of 4G/LTE, drives operators to migrate their networks to a more flexible, feature-rich and cost optimized IP/Ethernet architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless backhaul network in various microwave and millimeter-wave spectral bands. As operators transition to 4G/LTE and LTE-Advanced/Pro, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul while maintaining support for their primary legacy services.

In order to ensure the success of this backhaul network migration phase, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP/Ethernet capabilities and functionalities. This is because, in most cases, 4G/LTE base stations are co-located with 2G/3G base stations, and thus share the same backhaul network. Cellular operators therefore seek "hybrid" wireless backhaul solutions that can carry both types of traffic seamlessly over a single network, to facilitate their network migration. Our solutions, which support any network architecture and include both all-IP as well as hybrid products, offer operators a simple and quick network modernization plan.

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity backhaul is essential for ensuring continuous delivery of rich media service across their high-speed data networks.  If the backhaul network and its components do not satisfy the service providers' need for cost-effectiveness, resilience, scalability or ability to supply sufficient capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these backhaul systems, many wireless service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

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

Wireless vs. Fiber Backhaul

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator's point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator's preferred route. In almost all other scenarios, high-capacity wireless backhaul using microwave and millimeter-wave technologies, is significantly more cost efficient. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave and millimeter-wave backhaul solutions on the other hand are capable of delivering high bandwidth, carrier-grade Ethernet and TDM services. Our wireless backhaul solutions are suitable for all capacities, carrying multi Gbps of the operators' traffic over a single radio connection (or "link"). Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave backhaul links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures. Millimeter-wave backhaul links over short distances are expected to be used for this purpose as well, as millimeter-wave spectrum becomes readily available in various countries, at acceptable costs.

Licensed vs. License-exempt Wireless Backhaul

Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, bands are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues.  A licensed microwave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our products operate from 4GHz microwave to 86GHz millimeter-wave bands, the principal licensed bands currently available for commercial use throughout the world, as well as in the E-band spectrum, for use in ultra-high (beyond 1 Gbps capacity) for relatively short-distance links, required for the radio access network backhaul, as well as small cell backhaul within the radio access network.

License-exempt products typically operate in the "sub-6 GHz" 2.4 – 5.85 GHz band or in the 24 GHz spectrum band.  These systems can be deployed without any regulatory approval. Due to limited availability of spectrum, and the narrow bandwidth of frequency channels in this range, licensed-exempt systems can carry limited network capacity. Often operating in a near-line-of-sight (NLOS) mode, these systems also suffer from high signal loss which puts more limitations on their ability to provide high capacities for network traffic use. Another disadvantage is that because these frequencies are unregulated, it is impossible to ensure high, carrier-grade quality of service and high availability. There are, however, applications in which service providers, public or private, may use license-exempt spectrum products, for instance in enterprises, education, utility, financial, or public safety. Cellular operators and wireless ISPs may also use license-exempt spectrum solutions where NLOS is the only means to connect two end-points. For the license-exempt wireless networks market we offer products that are designed to operate in the "sub-6 GHz" frequencies.

Recently, the license-exempt spectrum is being considered for providing a backhaul solution for small cells situated on street-level fixtures such as lamp poles in urban locations. Though prone to interference by other license-exempt spectrum users, these products may provide some solution to the requirement of wireless backhaul within such small cells network environments, where relatively lower capacity is required.

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

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the backhaul portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless backhaul. It has become abundantly clear that in these new scenarios, a new breed of wireless backhaul solutions with a significant investment is required. Our IP-20 Platform supports network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator's service level agreement is maintained.

•
While green-field deployments tend to be all IP-based, the overwhelming portion of network infrastructure investments goes into upgrading, or "modernizing" existing cell-sites to fit new services with a lower total cost of ownership. Modernizing is more than a simple replacement of network equipment. It helps operators build up a network with enhanced performance, capacity and service support.  For example, Ceragon offers a variety of innovative mediation devices that eliminate the need to replace costly antennas that are already in deployment. In doing so, we help our customers to reduce the time and the costs associated with network upgrades.  The result: a smoother upgrade cycle, short network down-time during upgrades and faster time to revenue.

•
A growing market for non-mobile backhaul applications which includes: offshore communications for the oil and gas, as well as the shipping industry, which require a unique set of solutions for use on moving rigs and vessels; broadcast networks that require robust, highly reliable communication for the distribution of live video content either as a cost efficient alternative to fiber, or as a backup for fiber installations; and Smart Grid networks for utilities, as well as local and national governments that seek greater energy efficiency, reliability and scale.

•
A growing demand for high capacity, IP-based long haul solutions in emerging markets. This demand is driven by the need of operators to connect more communities to 3.5G and 4G mobile value added services, and a lack of alternative (wire-line) backbone telecommunication infrastructure in these emerging markets.

•
Market consolidation in the wireless backhaul segment continues. This trend was made evident in our acquisition of Nera and DragonWave's acquisition of the microwave division of Nokia Siemens Networks.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high capacity wireless backhaul solutions, which incorporate our unique multicore technology. Our multicore technology is a key element in our differentiation within the wireless backhaul market, serving the best-of-breed market segment. Our multicore technology is comprised of a high order of digital signal carriers imbedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore technology into sub systems and complete wireless backhaul solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network related expenses: our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless backhaul platform for their longhaul, shorthaul and small cells backhaul needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G LTE, LTE-Advanced/Pro, which significantly contribute to our customers' ability to modernize and expand their service networks.

 Our wireless backhaul solutions are offered across the widest range of frequencies - from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer more flexibility in deploying its wireless backhaul infrastructure, as it enables the customer to select the spectrum available in customer's market, from a wider range or frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

•
Enhance customers' (subscribers) quality of experience: our multicore technology allows our customers to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers. Our solutions enable our customers to deliver services with the flexibility to deploy wireless bases stations and other types of communication sites, exactly where needed, in order to maximize their customers' quality of experience. We do so by providing a solution which can dramatically reduce the interference between wireless backhaul links, thereby allowing more flexibility for deploying wireless backhaul wherever needed.

•
Ensure peace of mind: our solutions utilize the latest in microwave and millimeter-wave technology, incorporated in-house developed System-on-Chips (baseband and RF integrated circuits), and use the latest advances in SMT (Surface-mount technologies)-based manufacturing – allowing our customers to benefit from the highest service availability across their Ceragon-based wireless backhaul network.

We provide our customers with future solutions already built-in to their Ceragon-installed base. We invest a significant amount of effort in designing and providing solutions, which are not only backward compatible with our earlier product generations, but allow our customers to reuse the radio units and antennas of their Ceragon links installed based, thereby replacing only the low labor-consuming indoor (sheltered) units - thus benefiting from the latest wireless backhaul performance of our latest technology across their Ceragon-installed base. Moreover, our solutions support multiple technologies within the same wireless backhaul equipment, providing our customers with high flexibility in network transition from legacy circuit-based connectivity to 4G and other IP/Ethernet-based connectivity, at their desired pace of transition - while achieving long-term operational efficiency, high service quality and availability.

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today's business environment in the diverse markets, seeking wireless backhaul solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration. This, in turn, yields systems that have superior performance, due to our ability to closely integrate and fine-tune the performance of all the radio components. By significantly reducing the number of components in the system and simplifying its design, we have made our solutions easier to manufacture. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets.

As an example, our FibeAir IP-20C, which can quadruple the link capacity over a single frequency channel, has nearly the same footprint as our RFU-C which is a single-channel radio unit, and not a full system. This achievement could not have been possible without our full control of the entire design and production process.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary backhaul alternatives.

Our Products

Our portfolio of products utilizes microwave and millimeter-wave radio technologies that provide our customers with a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM and Ethernet.

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

•
End-to-End Network Management.  Our network management system uses standard management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into our customers' existing network management systems.

An antenna, an RFU and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of several miles and can extend across a distance of over 100 miles. The specific distance depends upon the customer's requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including an indoor and outdoor unit, all-indoor and all-outdoor installations.

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

As telecommunication networks and services become more demanding, there is an increasing need to match the indoor units' advanced networking capabilities with powerful and efficient radio units. Our outdoor RFUs are designed with sturdiness, power, simplicity, and compatibility in mind. As such, they provide high-power transmission for both short and long distances and can be assembled and installed quickly and easily. The RFUs can operate with different Ceragon indoor units, according to the desired configuration, addressing any network need be it cellular, backbone, rural or private backhaul networks.

Our Services

Since 2012, we are responsible for installing part of the links we ship. We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. We have a global projects and services group that operates alongside our products groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of "wireless backhaul links" every week, and our rollout project track-record includes hundreds of thousands of links already installed and in operation with a variety of Tier 1 operators.

We are committed to providing high levels of service and implementation support to our customers. Our sales and network field engineering services personnel work closely with customers, system integrators and others to coordinate network design and ensure successful deployment of our solutions.

We support our products with documentation and training courses tailored to our customers' varied needs. We have the capability to remotely monitor the in-network performance of our products and to diagnose and address problems that may arise. We help our customers to integrate our network management system into their existing internal network operations control centers.

Our Customers

We have sold our products through a variety of channels to over 460 service providers as well as to hundreds of private networks in more than 130 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. In 2016, we continued to maintain our position as the number one wireless backhaul specialist, in terms of unit shipments and global distribution of our business.  While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2016, customers from the Europe region contributed 15% of total yearly revenue. Our sales in Latin America and Africa were 27% and 7% of yearly revenue in 2016, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2016 were 10%, 14% and 27%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Region
North America	11%	13%	14%
Europe	16%	14%	15%
Africa	15%	10%	7%
India	25%	30%	27%
APAC (excluding India)	11%	9%	10%
Latin America	22%	24%	27%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including supporting functions, includes approximately 513 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to four key OEMs which together accounted for approximately 6% of our revenues in 2016. System integrators, distributors and resellers accounted for approximately 19% of our revenues for 2016. We are focusing our efforts on direct sales, which accounted for approximately 75% of our revenues for 2016. We also plan to develop additional strategic relationships with equipment vendors, system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Malaysia, Singapore, the Philippines, Hungary and Ukraine. On March 18, 2015, we signed a contract with a certain contract manufacturer to outsource our production facility in Slovakia and the production transfer to that manufacturer in Ukraine was carried out during 2015.  Most of our warehouse operations are outsourced to subcontractors in Israel, the Netherlands, USA and Singapore. The raw materials for our products come primarily from the United States, Europe and Asia Pacific.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 14001, ISO 27001 and OHSAS 18001 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations and safety assurance.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards including the "RoHS" (Restrictions of Hazardous Substances) Directive.

Research and Development

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products, with particular emphasis on equipment for transitioning to IP-based networks, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and we are full members of the European Telecommunications Standards Institute in order to participate in the formulation of European standards.

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, but also at our subsidiaries in Greece and Romania. As part of the restructuring activities in 2013, we closed our research and development activities in Bergen, Norway. As of December 31, 2016, our research, development and engineering staff consisted of 204 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To date, we have 16 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 4 patent applications pending in the United States and other foreign jurisdictions including the EPO.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•
for the standard character mark CERAGON in Russia, Morocco, Israel, Mexico, Malaysia, United States, South Africa, the Philippines, Argentina, Venezuela and Colombia and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Switzerland, Croatia, Norway, Russia, South Korea, Ukraine, CTM (European Union), Turkey, Singapore, Egypt, Kenya and Macedonia);

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in Israel and the European Union.

We have pending trademark applications as follows:

•	for the standard character mark CERAGON in Japan, Brazil, Indonesia, India, Nigeria, and International Registration (protection pending in China and Vietnam).

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist, intensify and increase in the future - especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless backhaul equipment suppliers, including Aviat Networks, DragonWave Inc., and SIAE Microelectronica S.p.A offer or develop products that compete with our products.

We also expect consolidation to continue as the wireless equipment market continues to be highly competitive and, as a result, faces strong price pressures. We expect to continue to be a leader in the best-of-breed segment of the wireless backhaul market in terms of market share, technology and innovation, providing significant value to our customers.

We expect that continued market pressures will drive further consolidation within equipment manufacturers competing with us and which focus solely on the best-of-breed segment of the wireless backhaul market. Examples of such previous consolidations are our acquisition of Nera in 2011, the acquisition by Dragonwave of the wireless division of Nokia (formerly NSN), and the merger of the wireless divisions of Harris and Stratex Networks.

We expect further consolidations will take place within the generalists; the most recent is the merger between Nokia and Alcatel-Lucent, while Nokia itself is the result of a previous joint venture between Nokia and Siemens, and Alcatel-Lucent is the result of a previous merger between Alcatel and Lucent.

Further market consolidations among industry generalists may drive some operators, which seek best-of-breed solutions, to seek "bundled" network solutions from these generalists, which today, in part, resell our products. This trend may put an additional strain on our competitiveness.

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

•	cost structure;

•	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers' evolving needs;

•	range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership; and

•	support and technical service, experience and commitment to high quality customer service.

Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.

The Israel Innovation Authority (formerly – the Israeli Office of Chief Scientist).

The Government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, formerly and more commonly known as the Israeli Office of Chief Scientist (the "OCS"), pursuant to and subject to the provisions of the R&D Law. We received grants from the OCS for several projects, and may receive additional grants in the future.

Under the terms of the certain grants, a company may be required to pay royalties ranging between 3% to 5% of the revenues generated from its products or services incorporating know how developed with funds received from the OCS, until  grant is repaid (along with  interest).

The R&D Law requires that a product developed under a grant program be manufactured in Israel, in accordance with such manufacturing volume as was detailed in the original grant application. However, upon the approval of the OCS, some of the manufacturing volume may be performed outside of Israel. Such approval may only be granted under various conditions, and entails repayment of increased royalties equal to up to 300% of the total grant amount, plus applicable interest, depending on the extent of the manufacturing that is to be conducted outside of Israel, and an increase of 1% in the royalty rate.

The R&D Law also provides that know-how (and its derivatives) developed with funds received from the OCS and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the OCS may approve the transfer of know-how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know-how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six (6) times the total amount of the OCS grants, plus applicable interest (in case of transfer outside of Israel), and three (3) times of such total amount (in case sufficient R&D activity related to the know how remains in Israel). Such approvals are not required for the sale or export of any products resulting from such R&D activity.

Further, the R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The grant recipient, its controlling shareholders, and foreign interested parties must notify the OCS of any change in control of the grant recipient or the holdings of the "means of control" of the recipient that result in a non-Israeli becoming an interested party directly in the recipient. The R&D Law also requires the new interested party to undertake to comply with the R&D Law.   For this purpose, "control" means the ability to direct the activities of a company (other than any ability arising solely from serving as an officer or director of the company), including the holding of 25% or more of the "means of control", if no other shareholder holds 50% or more of such "means of control."  "Means of control" refer to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the OCS may require additional information or representations with respect to such events.

The R&D Law has been amended effective as of January 1, 2016. Under the amendment, the new Israel Innovation Authority has been established and is in charge of implementing the governmental policy regarding the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). However, and until prescribed otherwise, the existing provisions relating to the transfer of knowhow and manufacturing outside of Israel, as detailed above, shall remain in full force and effect with respect to benefits and funding approved or received prior to such date.

In December 2006, we entered into an agreement with the OCS to conclude our R&D grants sponsored by the OCS, and by 2008 completed paying all debts remaining therefrom. In 2013 and 2014 we received approval for new R&D grants from the Government of Israel through the OCS in amounts of approximately $0.7 million and $0.9 million respectively. In 2015 and 2016 we received approval for additional R&D grants in a total amount for the two years, of approximately $1.2 million, part of which have already been received (together the "Generic Plan"). The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan does not apply to us, but may apply, under certain conditions, to a recipient of the technology or knowhow developed with the Generic Plan, to the extent such is sold and/or transferred. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

In addition to the grants described above, in March 2014, we agreed to participate in two "Magnet" Consortium Programs (the "Magnet Programs") sponsored by the OCS, which grants do not bear any royalty obligations. In the framework of the Magnet Programs, intended to support innovative generic industry-oriented technologies, we are to cooperate with additional companies and research institutes. With respect to each of the years 2015 and 2016 we received an approval from the OCS for a sum of $2.5 million in the aggregate under the Magnet Programs, most of which was already received. In 2017 we expect to receive additional sum of approximately $0.8 million, subject to our compliance with the terms of the Magnet Programs. The R&D Law applies to the Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above.

C.            Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%
Ceragon Networks AS	Norway	100%
Ceragon Networks (India) Private Limited	India	100%
Ceragon Networks S.A. de CV	Mexico	100%

D.            Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 65,000 square feet of office space and approximately 7500 square feet of warehouse space, in Tel Aviv, Israel.  The leases of this space will expire December 31, 2017.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,350 square feet of new premises in Overlook at Great Notch, New Jersey, expiring September, 2021 and approximately 12,461 square feet of office space in Richardson, Texas expiring May 2018.

•	in Norway we lease approximately 12,000 square feet of office space in Bergen, expiring in May 2019;

•	in India, we lease approximately 11,737 square feet of office space in New Delhi expiring in October 2019.

•	In Mexico we lease approximately 4,306 square feet of office space in Mexico City, Mexico, expiring in March 2019.

We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

ITEM 4A.                             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements, and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Risk Factors" and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

A.            Operating Results

Overview

We are the number one wireless backhaul specialist in terms of unit shipments and global distribution of our business.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications.  Our wireless backhaul solutions use microwave and millimeter wave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network.

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

In March 2013, we received $113.7 million of credit facilities which replaced all of the Company's previous credit facilities. In October 2013 and again in April 2014, we obtained the bank syndicate's consent for temporary less restrictive financial covenants. On March 31, 2015 we reached an agreement with the bank syndicate under which our existing credit facility agreement was amended to reflect a reduction in our credit facility and to include, among other changes, certain relief under our covenants as well as an extension of the agreement until June 30, 2016. On March 10, 2016 we signed an additional amendment to the credit facility agreement, which extended the credit facility repayment date until March 31, 2017 under the same terms of the previous amendment. On March 30, 2017 we signed another amendment to the credit facility agreement, which extended the credit facility repayment date until March 31, 2018.  Following this last amendment, the credit facility stands at a total sum of $100.2 million. For a more detailed discussion see below under B. Liquidity and Capital Resources.

In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability. Once the restructuring and other cost reduction measures are completed, they were expected to result in annual savings of approximately $18 to $22 million. The restructuring plan includes relocating certain offices and reducing staff functions and some operations positions, as well as other measures. In 2014 and the first quarter of 2015, we incurred restructuring charges of $6.8 million and $1.2 million, respectively, both related primarily to the 2014 restructuring plan. In addition, in the fourth quarter of 2014 we incurred a $4.4 million write-off of discontinued product inventory related to the restructuring plan.

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

•
The emergence of small cells in particular markets (North America, Asia Pacific) present wireless backhaul challenges that differ from those of traditional macro-cells. Small cells architectures can be used to provide a second layer of coverage in 4G networks, resulting in higher throughput and data rates for the end-user. While adoption by some service providers in North America and Asia Pacific, other service providers around the globe and which have previously considered the deployment of 4G small cells have come to the conclusion that the benefit of additional coverage and capacity versus the required investment, does not provide significant value and hence have deferred the consideration of small cells radio access network to a time in which 5G radio access networks shall be considered.

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

We are also experiencing pressure on our sale prices as a result of several factors:

•
Increased Competition. Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, and growing competition from both start-up companies and well-capitalized telecommunication systems providers.

•
Regional Pricing Pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in this country. For the years ended December 31, 2014, 2015 and 2016, 24.8%, 30.3% and 27.3%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

•
Transaction Size. Competition for larger equipment orders is increasingly intensifying due to the fact that the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

As we continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.

As we continue to adjust our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.  Also these projects are rollout projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.

After a significant decrease in our revenues in 2013 compared to 2012, there were no material differences in 2014 and 2015, however, in 2016, our revenues experienced an additional decrease. This decrease is mainly attributed to the strategy we implemented in order to accelerate our return to profitability, which included managing the revenue mix more carefully, seeking revised pricing, payment and other terms in certain new orders and our business focus on service providers that seek to resolve their wireless backhaul challenges through solutions, which create higher business value and are willing to pay a premium in order to create this value.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors' costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. We believe that continued investment in research and development is essential to attaining our strategic objectives.

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

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

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

•	Revenue recognition;
•	Inventory valuation; and
•	Provision for doubtful accounts.

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

Pursuant to the guidance of ASU 605-25, "Multiple Deliverable Revenue Arrangements," when a sales arrangement contains multiple elements, such as equipment and services, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

In certain arrangements, we consider the sale of equipment and its installation to be two separate units of accounting in the arrangement in which the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis and whenever the arrangement does not include a general right of return relative to the delivered item or delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. In such an arrangement, revenues from the sale of equipment are recognized upon delivery if all other revenue recognition criteria are met, and the installation revenues are deferred to the period in which such installation occurs (but not less than the amount contingent upon completion of installation, if any) using relative selling prices of each of the deliverables based on the aforementioned selling price hierarchy.

We determine the selling price in our multiple-element arrangements by reviewing historical transactions, and considering internal factors including, but not limited to, pricing practices (including discounting), margin objectives and competition. The determination of ESP is made through consultation with management, taking into consideration the pricing model and strategy.

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

Impairment of Long-Lived Assets. Our long-lived assets include property and equipment, goodwill and identifiable other intangible assets that are subject to amortization. In assessing the recoverability of our goodwill, property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the goodwill, property and equipment and other intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

ASC 350 "Intangible – Goodwill and Other," requires that goodwill be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of the company. We have concluded that we have one reporting unit. The goodwill impairment test is a two-step test. Under the first step, the fair value of the company is compared with its carrying value (including goodwill). If the fair value of the company is less than its carrying value, an indication of goodwill impairment exists and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the company's goodwill over the implied fair value of that goodwill. If the fair value of the company exceeds its carrying value, step two does not need to be performed. The fair value of the Company is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of our long-term rate of growth, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value or goodwill impairment for the Company. During 2014, we recognized impairment of goodwill in the amount of $14.8 million primarily from Nera Acquisition.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows. During 2014, we recognized impairment of fixed assets in the amount of $2.4 million related to specific assets that will not be used as a result of our restructuring plan. In 2015 and 2016 no impairment was recognized.

Impact of recently issued Accounting Standards:

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016 and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has adopted early this standard in the fourth quarter of 2016 on a retrospective basis. Prior periods have been retrospectively adjusted. As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the December 31, 2015 balance sheet: a $1.6 million decrease to current deferred tax assets and a corresponding increase to noncurrent deferred tax asset.

In February 2016, FASB issued ASU 2016-02-Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. This ASU supersedes the previous leases standard, FASB Accounting Standards Codification Topic 840. The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-05,"Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships ("ASU 2016-05"), which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require de-designation of that hedging relationship, provided that all other hedge accounting criteria are met. The new guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within this fiscal year. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), which affects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. ASU 2016-09 is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company's consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU2016-13"). ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2022. The amendments in this update are effective for fiscal years beginning after December 31, 2019, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements, footnote disclosures and employee benefit plans' accounting.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective on January 1, 2019. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

In October 2016, FASB issued ASU 2016-16, Income Taxes - Intra-Entity Transfers of Assets Other Than Inventory ("ASU-2016-16"), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year. The new standard should be adopted on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated financial statements and related disclosures.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU-2016-18").  This standard requires the presentation of the statement of cash flows to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the timing of adoption and the effects of the adoption of this ASU on the consolidated financial statements.

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the modified retrospective method rather than full retrospective method. However, the Company is continuing to evaluate the impact of the standard, and the adoption method is subject to change.

The new standard will be effective for the Company beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The Company will adopt the new standard as of January 1, 2018.

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company has evaluated the impact of the standard on majority of its revenue streams and associated contracts. The Company formed an implementation work group and expects to complete the evaluation of the impact of the accounting and disclosure changes on its business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017.

Currently, the Company is analyzing the impact that the adoption of the standard will have on specific performance obligations and variable consideration transactions. In addition incremental costs that are related to sales from contracts signed during the period would require capitalization. The company also will consider if there is a significant financing component if the time between payment and delivery is more than one year.

The Company continues to assess all potential impacts under the new revenue standard.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2014	2015	2016
Revenues	100%	100%	100%
Cost of revenues	77.2	70.5	66.2
Gross profit	22.8	29.5	33.8
Operating expenses:
Research and development, net	9.4	6.6	7.4
Selling and marketing	15.1	11.7	13.5
General and administrative	6.4	6.1	6.9
Restructuring costs	1.8	0.4	-
Goodwill impairment	4.0	-	-
Other income	(5.3)	(1.5)	(0.7)
Total operating expenses	31.4	23.3	27.1
Operating income (loss)	(8.6)	6.2	6.7
Financial expenses, net	10.2	4.2	2.1
Taxes on income	1.8	1.7	0.6
Net income (loss)	(20.6)	0.3	4.0

Year ended December 31, 2015 compared to year ended December 31, 2016

Revenues. Revenues totaled $293.6 million in 2016 as compared with $349.4 million in 2015, a decrease of $55.8 million, or 16.0%. Revenues in India decreased to $80.2 million in 2016 from $106.0 million in 2015 mainly due to a completion of a significant rollout phase in the network of one of our customers. Revenues in the Africa region decreased to $19.9 million in 2016, from $35.0 million in 2015 primarily due to a slowdown in microwave solutions procurement of a customer group in this region. The global decline in commodity and oil prices have led to a decline in economic growth in the African continent, reducing demand for telecommunications infrastructure. Revenues in the APAC region decreased to $29.7 million in 2016 from $31.9 million in 2015. Revenues in Europe decreased to $43.5 million in 2016 from $48.6 million in 2015. Revenues in North America decreased to $40.2 million in 2016 from $45.9 million in 2015. Revenues in Latin America decreased to $80.1 million in 2016 from $82.3 million in 2015.

Cost of Revenues. Cost of revenues totaled $194.5 million in 2016 as compared with $246.5 million in 2015, a decrease of $52.0 million, or 21%, attributed mainly to:

•	lower direct material and services costs primarily resulting from lower volume of revenues;

•	lower other direct and supply chain costs primarily resulting from lower volume of revenues; and

•	the Company's continued product-cost improvement.

Gross Profit.  Gross profit as a percentage of revenues increased to 33.8% in 2016 from 29.5% in 2015. This increase is mainly attributed to product cost improvement as well as pursuing a more selective deal approach.

Research and Development Expenses, Net. Our net research and development expenses totaled $21.7 million in 2016 as compared with $22.9 million in 2015, a decrease of $1.2 million, or 5.4% primarily as a result of decrease of $0.8 million in depreciation expenses, an increase of $0.8 million in OCS (Office of the Chief Scientist) grants, a decrease of $0.6 million in stock based compensation expenses, partially offset by an increase of $1.0 million in salary and salary related expenses.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 7.4% in 2016 compared to 6.6% in 2015.

Selling and Marketing Expenses. Selling and marketing expenses totaled $39.5 million in 2016 as compared with $40.8 million 2015, a decrease of $1.3 million, or 3.2%, resulting mainly from a decrease of $0.9 million in office expenses, a decrease of $0.6 million in depreciation expenses, a decrease of $0.3 million in travel expenses, partially offset by an increase of $0.5 million in salary and salary related expenses. As a percentage of revenues, selling and marketing expenses were increased to 13.5% in 2016 from 11.7% in 2015.

General and Administrative Expenses. General and administrative expenses totaled $20.4 million in 2016 as compared with $21.2 million in 2015, a decrease of $0.8 million, or 4.0%. This decrease is attributable primarily to a decrease of $1.5 million in doubtful debt expenses, a decrease of $0.4 million in IT expenses and a decrease of $0.4 million in depreciation expenses, partially offset by an increase in of $1.3 million in salary and salary related expenses and an increase of $0.2 million in stock based compensation expenses. As a percentage of revenues, general and administrative expenses increased to 6.9% in 2016 from 6.1% in 2015.

Restructuring costs. There were no restructuring costs in 2016 as compared with $1.2 million in 2015. Restructuring costs in 2015 were related to completion of the 2014 restructuring plan.

Other income. Other income for 2015 and 2016 included $4.8 million and $1.9 million, respectively, related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

Financial expenses, Net. Financial expenses, net totaled $6.3 million in 2016 as compared with $14.7 million in 2015, a decrease of $8.4 million. This decrease is primarily attributable to a decrease in financial expenses incurred from the re-measurement of assets denominated in or linked to the U.S. dollar in the amount of $6.3 million, mainly related to the change of $3.9 million in the devaluation of assets and liabilities in local currency in Venezuela from $3.0 million in 2015, to appreciation of  $0.9 million in 2016, related to currency fluctuations in Venezuela and Venezuelan government limitations on payments for imported goods on foreign currency, in addition to a $1.9 million decrease in bank charges and interest on loans, mainly related to the significant repayment of loans during the year. As a percentage of revenues, financial expenses, net decreased to 2.1% in 2016 compared to 4.2% in 2015.

Taxes on income. Taxes on income, totaled $1.8 million in 2016 as compared with $5.8 million in 2015, a decrease of $4.0 million, mainly attributed to the decrease in our deferred tax expenses of $1.6 million, due to a significant deferred tax assets utilization in 2015, and decrease in FIN 48 reserves of $2.8 million, related to a relative change in our tax exposures, partially offset by an increase of $0.3 million in our current taxes on income, primarily due to our sales and distribution subsidiaries, where the local activities were more profitable.

Net profit. In 2016 the company had $11.4 million in net profit as compared with net profit of $1.0 million in 2015. As a percentage of revenues, net profit increased to 4% in 2016 from a loss of 0.3% in 2015. The increase in net profit was mainly attributable to the decrease in our operating expenses and to the decrease in our financial and tax expenses.

Year ended December 31, 2014 compared to year ended December 31, 2015

Revenues. Revenues totaled $349.4 million in 2015 as compared with $371.1 million in 2014, a decrease of $21.7 million, or 5.8%. Revenues in India increased to $106.0 million in 2015 from $92.1 million in 2014 primarily due to an increase in microwave solutions investment by several customers, the majority driven by a single customer, offset by a decrease in revenue from our 2014 primary customer due to completion of a major deployment cycle. Revenues in the Africa region decreased to $34.6 million in 2015, from $56.0 million in 2014 primarily due to a slowdown in microwave solutions procurement of a customer group in this region. Revenues in the APAC region decreased to $32.0 million in 2015 from $42.1 million in 2014 primarily due to a completion of deployment cycles several customers. Revenues in Europe decreased to $48.6 million in 2015 from $58.5 million in 2014 partially due to the erosion of the Euro against the U.S. Dollar. Revenues in North America increased to $45.9 million in 2015 from $40.4 million in 2014. Revenues in Latin America increased slightly to $82.3 million in 2015 from $82.1 million in 2014.

Cost of Revenues. Cost of revenues totaled $246.5 million in 2015 as compared with $286.7 million in 2014, a decrease of $40.2 million, or 14%, mainly attributed to:

•	Lower direct material costs primarily resulting from lower volume of revenues;

•	The Company's continued product-cost improvement; and

•	Lower employee costs primarily as a result of the 2014 restructuring plan.

Gross Profit.  Gross profit as a percentage of revenues increased to 29.5% in 2015 from 22.8% in 2014. This increase is mainly attributed to product cost improvement as well as pursuing a more selective deal approach.

Research and Development Expenses, Net. Our net research and development expenses totaled $22.9 million in 2015 as compared with $35.0 million in 2014, a decrease of $12.1 million, or 34.5%, which is primarily attributed to a decrease of approximately $7.8 million in salary and salary related expenses, primarily as a result of the 2014 restructuring plan, a decrease of $0.9 million in subcontractors expenses, a decrease of $0.9 million in stock based compensation expenses, a decrease of $0.6 million in depreciation and an increase of $0.7 million in grants. As a percentage of revenues, research and development expenses decreased to 6.6% in 2015 compared to 9.4% in 2014.

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

General and Administrative Expenses. General and administrative expenses totaled $21.2 million in 2015 as compared with $23.7 million in 2014; a decrease of $2.5 million, or 10.2%. This decrease is primarily attributable to a decrease of $1.9 million in salary, and salary related expenses, primarily due to the 2014 restructuring plan, a decrease of $0.7 million in IT subcontractor expenses, $0.6 million decrease in legal and consulting expenses, $0.4 million related to liquidation of one of the Company's subsidiaries in 2014 and a decrease of $0.5 million in stock based compensation expenses, partially offset by an increase in doubtful debt expenses of $2.2 million. As a percentage of revenues, general and administrative expenses decreased to 6.0% in 2015 from 6.1% in 2014.

Restructuring costs. Restructuring costs totaled $1.2 million in 2015 as compared with $6.8 million in 2014, a decrease of $5.6 million, or 82%. These costs are related to completion of the 2013 and 2014 restructuring plan.

Other income. Other income for 2015 included $4.8 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition. Other income for 2014 included $16.8 million related to a settlement agreement with Eltek ASA related to the Nera Acquisition and $3.0 million related to the expiration of certain pre-acquisition indirect tax exposures in connection with the Nera Acquisition.

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

Net profit (loss). In 2015 the Company had a $1.0 million net profit as compared with a net loss of $76.5 million in 2014. As a percentage of revenues, net profit increased to 0.3% in 2015 from loss of 20.6 % in 2014. The increase in net profit was mainly attributable to the improvement in our gross profit and the decrease in our operating expenses, which were mainly attributable to the 2014 restructuring plan and to the decrease in our financial expenses, mainly due to the reduction of the re-measurement and devaluation effect in Venezuela.

Impact of Currency Fluctuations

The majority of our revenues are denominated in U.S. dollars, and to a lesser extent, in Euro, INR (Indian Rupee) and other currencies. Our cost of revenues are primarily denominated in U.S. dollars as well, while a major part of our operating expenses are in New Israeli Shekel (NIS), and to a lesser extent, in Indian INR (Indian Rupee), Euro, NOK (Norwegian Kroner), BRL (Brazilian Real) and other currencies. We anticipate that a material portion of our operating expenses will continue to be in NIS.

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the NGN (Nigerian Naira), the ARS (Argentine Peso) and the VEB (Venezuelan bolivar. We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11."QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK."

Transactions and balances in currencies other than U.S. dollars are re-measured into U.S. dollars according to the principles in ASC topic 830, "Foreign Currency Matters." Gains and losses arising from re-measurement are recorded as financial income or expense, as applicable.

Effects of Government Regulations and Location on the Company's Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see "Information on the Company – Business Overview – Conditions in Israel" in Item 4 and the "Risks Relating to Israel" as well as the Risk Factor "Our international operations expose us to the risk of fluctuation in currency exchange rates and restrictions related to cash repatriation" in Item 3, above.

B.            Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering, follow-on offerings and royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million. In follow-on public offerings completed in December 2007, November 2013 and August 2014, we raised net amounts of $88.3 million $35.0 million and $45.1 million, respectively. Through December 31, 2006, we received a total of $21.0 million in grants from the OCS.

In March 2013, the Company entered into a revolving credit facility with four financial institutions (the "Lenders"), under which a sum of up to $ 40.2 million was available in the form of bank guarantees and $73.5 million in the form of loans. The agreement replaced all of the Company's previous credit facilities. Each Lender operated its own portion of the credit facility.

The credit facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets, and was subject to certain financial covenants.

The Lenders are able to accelerate repayments in certain events of default including insolvency, failure to comply with financial covenants or a change of control (as defined under the Israel Securities Law) of the Company.

During 2014 and 2015 the Company amended its credit facility arrangements. The loan facility was reduced gradually to $50 million and adjustments were made to several financial covenants, interest rates and fees in light of the Company's performance during that period of time. In addition the Company was allowed to discount a letter of credit from one of its customers up to $54 million which was in addition to an existing $20 million receivables factoring limit.

In March 2016 the agreement with the Lenders was extended until March 2017 and in December 2016 the Company signed another amendment to its agreement with the Lenders to increase the allowed discounting activities of letter of credit to $94 million.

In March 2017 the Company signed an additional amendment to its agreement with the Lenders to extend the credit facility repayment date to March 31, 2018. Under this amendment, one of the four banks had to terminate its participation in the agreement because of regulatory constraints and its share in the credit facility was re-distributed by the other three on a pro-rata basis. In addition, the credit facility for bank guarantees was increased to $50.2 million. Other change adjusted the fees and interest spread to the same levels of the original agreement from March 2013, reflecting the Company's return to profitability.

In the past few years we have initiated several restructuring plans - during the fourth quarter of 2012 we initiated a restructuring plan to improve our operating efficiency and during the fourth quarter of 2013 we initiated a restructuring plan to reduce operational costs. The restructuring costs in 2013 amounted to $9.3 million. In December 2014, we announced a significant new restructuring of our operations to reduce our operational costs. The restructuring costs in 2014 amounted to $6.8 million.  In the first quarter of 2015 we incurred additional restructuring costs in a sum of $1.2 million, related to the 2014 restructuring plan. All three restructuring plans referred to above contributed significantly to the reduction in our operating expenses for the years ended 2014, 2015 and 2016. In the year ended December 31, 2016 our capital expenditures were $8.2 million, primarily for the development of our new IP-20 product family and its production lines.

As of December 31, 2016, our debt from financial institutions amounted to $17.0 million.

As of December 31, 2016, we had approximately $36.3 million in cash and cash equivalents, out of which $0.4 million is located in Venezuela. It may be difficult to transfer foreign currency outside of Venezuela due to foreign currency restrictions.

As of December 31, 2016, our cash investments were comprised entirely of short-term, highly liquid investments with original maturities of up to three months. Most of these investments are in U.S. dollars.

In 2016, our $25.8 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $11.4 million;

•	a $15.7 million decrease in trade and other receivables, net;

•	$10.0 million of depreciation and amortization expenses; and

•	a $4.7 million decrease in inventories.

These factors were offset by:

•	a $11.4 million decrease in trade payables and accrued expenses, net; and

•	a $6.2 million decrease in deferred revenues paid in advance.

In 2015, our $16.1 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of 1.0 million;

•	a $40.2 million decrease in trade and other receivables, net;

•	$12.2 million of depreciation and amortization expenses; and

•	a $10.2 million decrease in inventories.

These factors were offset by:

•	a $41.5 million decrease in trade payables and accrued expenses, net; and

•	a $8.8 million decrease in deferred revenues paid in advance.

In 2014, our $32.3 million in cash used in operating activities was affected by the following principal factors:

•	our net loss of $76.5 million; and

•	a $22.6 million increase in trade and other receivables, net.

These factors were offset by:

•	a $14.8 million impairment of goodwill;

•	$13.5 million of depreciation and amortization expenses;

•	a $9.7 million increase in deferred revenues paid in advance;

•	a $8.9 million increase in trade payables and accrued expenses, net; and

•	a $9.8 million decrease in deferred tax asset.

Net cash used in investing activities was approximately $8.2 million for the year ended December 31, 2016, as compared to net cash used in investing activities of approximately $4.7 million for the year ended December 31, 2015, and net cash used in investing activities of approximately $7.5 million for the year ended December 31, 2014. In the year ended December 31, 2016, our purchase of property and equipment of $8.2 million and our investment in marketable securities of $0.2 million, were partially offset by proceeds from maturities of short-term bank deposits of $0.2 million. In the year ended December 31, 2015, our purchase of property and equipment of $5.3 million, were partially offset by proceeds from maturities of short-term bank deposits of $0.4 million. In the year ended December 31, 2014 our purchase of property and equipment of $12.7 million were partially offset by proceeds from sales of marketable securities of $5.2 million.

Net cash used in financing activities was approximately $17.8 million for the year ended December 31, 2016 as, compared to approximately $15.8 million net cash used in financing activities for the year ended December 31, 2015 and net cash provided by financing activities of $38.8 million for the year ended December 31, 2014. In the year ended December 31, 2016, our net cash used in financing activities was primarily due to our repayment of a bank loan of $17.9 million. In the year ended December 31, 2015, our net cash used in financing activities was primarily due to our repayment of a bank loan of $16.0 million.  In the year ended December 31, 2014, our proceeds from issuance of shares, net of $45.1 million and proceeds from financial institutions of $22.7 million were partially offset by repayment of a bank loan of $29.0 million.

For more details concerning the Company's commitments, please see below ITEM 5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS - F. Tabular Disclosure of Contractual Obligations."

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We plan on continuing to raise capital as we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the Lenders will be sufficient for our requirements through at least the next 12 months.

C.            Research and Development

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products (with particular emphasis on equipment for emerging IP-based networks) and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2016, our research, development and engineering staff consisted of 204 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $21.7 million or 7.4% of revenues in 2016, $22.9 million or 6.6% of revenues in 2015, and $35.0 million or 9.4% of revenues in 2014.

Intellectual Property

For a description of our intellectual property see Item 4. "INFORMATION ON THE COMPANY – B. Business Overview - Intellectual Property."

D.            Trend Information

For a description of the trend information relevant to us see discussions in Parts A and B of Item 5."OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

E.             Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.             Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations[1]	8,326	4, 612	3,557	157
Purchase obligations[2]	23,126	23,126
Other long-term commitment[3]	4,622				4,622
Uncertain income tax positions[4]	3,939				3,939

Total	40,013	27,738	3,557	157	8,561

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2016 was approximately $6.8 million, of which approximately $4.6 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.2 million. In addition, the commitment includes a net amount of approximately $2.4 million in pension accruals in other subsidiaries, mainly in Norway.

(4)
Uncertain income tax position under ASC 740-10, "Income Taxes," are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13g of our Consolidated Financial Statements for further information regarding the Company's liability under ASC 740-10.

 Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	68	Chairman of the Board of Directors
Ira Palti	59	President and Chief Executive Officer
Doron Arazi	53	Deputy Chief Executive Officer & Chief Financial Officer
Nurit Kruk-Zilca	43	Executive Vice President, Human Resources
Yuval Reina	50	Executive Vice President, Global Products
Oz Zimerman	53	Executive Vice President, Global Corporate Development
Flavio Perrucchetti	49	Regional President, Europe
Ram Prakash Tripathi	50	Regional President, India
Amit Ancikovsky	46	Regional President, Latin America & Africa
Charles Meyo	53	Regional President, North America
Shlomo Liran	66	Director
Yael Langer	52	Director
Yair E. Orgler	77	Director
Avi Patir	68	Director

Set forth below is a biographical summary of each of the above-named directors and executive officers.

Zohar Zisapel has served as the Chairman of our Board of Directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and as chairman from 1998 until 2012. Mr. Zisapel also serves as a director of RADCOM Ltd. and Amdocs Limited and as chairman or director of several private companies.  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Haifa Institute of Technology ("Technion") and an M.B.A. from the Tel Aviv University.

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

Doron Arazi has served as our Executive Vice President and Chief Financial Officer since 2014. During 2016 Mr. Arazi was appointed as Deputy CEO while continuing to carry the role of Chief Financial Officer. Mr. Arazi joined Ceragon as CFO after a long, successful career with Amdocs where he managed the business relationship with a U.S. Tier 1 mobile operator and was responsible for hundreds of employees.  Prior to Amdocs, Mr. Arazi looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from the Tel Aviv University.

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

Yuval Reina has served as our Executive Vice President Global Products and Services since joining Ceragon in 2015. He is responsible for the conception, creation and delivery of leading-edge wireless backhaul solutions. With more than 25 years in management of large-scale, multidisciplinary projects and sizeable R&D organizations, Mr. Reina brings a wide breadth of experience along with a sharp focus on innovation and product delivery. Mr. Reina holds a B.Sc. (cum laude) in Electrical Engineering and a M.Sc. (summa cum laude) in Management from the Ben-Gurion University.

Oz Zimerman has served as our Executive Vice President Global Corporate Development since 2014. He joined the company in March 2013. Oz brings with him over 20 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group (DSPG), where he was responsible for leading the company's overall marketing activities, M&A and supporting its worldwide expansion. Prior to joining DSP Group, Oz was VP Marketing at Comverse, where he led global positioning and developed partnerships. Before joining Comverse, he was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, and prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master's degree in Business Administration & Industrial Engineering from Columbia University.

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

Ram Prakash Tripathi has served as our Regional President, India since 2002. Prior to joining Ceragon, Mr. Tripathi held senior managerial positions at several companies including Stratex and Reliance, and has over 20 years of experience in the telecommunications industry. Mr. Tripathi holds a B.Sc. in Electronics & Communication Engineering from the Dr. Babasaheb Ambedkar University, in Aurangabad, Maharashtra, India.

Amit Ancikovsky has served as our Regional President, Latin America since 2013 and has also assumed the position of Regional President Africa in 2015. Prior to joining Ceragon, Mr. Ancikovsky held a number of management positions at Airspan Networks Inc., including President of Sales & Products. Before that, Mr. Ancikovsky served as the Chief Financial Officer and Head of Business Development for Gilat Networks Latin America, a world leader in VSAT technologies. Mr. Ancikovsky holds a B.A. in Accounting and Economics and an LL.B.  from the Hebrew University in Jerusalem.

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

Shlomo Liran joined Ceragon's Board of Directors in August 2015, after gaining experience in senior management positions, including in the telecommunication industry. In October 2016 Mr. Liran was appointed as the CEO of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd.  During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School. Mr. Liran is one of our independent directors and is considered a "financial expert" for the purposes of the Nasdaq Rules.

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

Yair E. Orgler has served as our external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the "Recanati School"). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Atidim-High Tech Industrial Park Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: director at Israel Chemicals Ltd. (until September 2015), director at Bank Hapoalim, B.M.; director at Discount Investment Corporation Ltd., Founder and Chairman of "Maalot", Israel's first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yafo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of the Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at the Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and M.A. in industrial administration from Carnegie Mellon University, a M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Avi Patir has served as our external director since March 2007. Mr. Patir is the CEO of a privately owned consulting company (Patir Consultants).  From 2007 to 2013 he served as Senior Vice President and CTO at Hot Mobile Ltd. (previously MIRS Communications Ltd.), a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of "Bezeq" – The Israel Telecommunication Corp. Limited ("Bezeq"), Israel's national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., a manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd. Mr. Patir holds a M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is also a graduate of the Kellogg-Recanati executive management program of the Tel Aviv University. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

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

During 2016, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2016 and have terminated their service with us, consisted of approximately $3.5 million in salary, fees, bonuses, commissions and directors' fees and approximately $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

During 2016, we granted to our directors and executive officers, in the aggregate, options to purchase 676,668 ordinary shares under our Amended and Restated Share Option and RSU Plan. No restricted share units (RSUs) were granted during 2016. The exercise price of the options ranges from $1.14 to $2.41 per share. Share options will expire 6 years after their date of grant.

We have a performance-based bonus plan, which includes our executive officers. The plan is based on our overall performance, the particular unit performance, and individual performance. A non-material portion of the performance objectives of our executive officers are qualitative. The measurable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, gross profit, regional operating profit, operating income, net income and collection. The plan of our executive officers is reviewed and approved by our Compensation Committee and Board of Directors annually (and with respect to our CEO, also by our shareholders), as are any bonus payments to our executive officers made under such plan.

Our three independent directors are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the "Remuneration Regulations"). Our independent directors are also reimbursed for expenses and are awarded share options, as further described below. We pay each of our independent directors, for their service as directors and their participation in each meeting of the Board or Board's committees, the "Minimum Amount" of the annual and participation fees as set forth in the Remuneration Regulations, based on the classification of the Company according to the size of its capital; currently – the sum of NIS 52,059 (approximately $13,588) as annual fee and the sum of NIS 1,839 (approximately $480) as an in-person participation fee, NIS 1,104 (approximately $288) for conference call participation and NIS 920 (approximately $240) for participating in a written resolution. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. For more information, please see "Remuneration of Directors" and "The Share Option Plan" below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

As consideration for their contributions and efforts as independent directors of the Company, in August 2015 our shareholders approved annual equity grants to Mr. Shlomo Liran, Mr. Yair E. Orgler and Mr. Avi Patir, in addition to the above-mentioned cash remuneration, with respect to their three-year terms of service, as follows: options to purchase 50,000 Ordinary Shares, one-third of which were granted, on the date of the original appointment, or re-appointment, as applicable for each such director, with an additional one third, which were granted upon the first anniversary thereof, and the remaining options which shall be granted upon the second anniversary thereof; i.e., for Mr. Liran, 16, 667 options were granted on August 11, 2015, 16,667 additional options were granted on August 11, 2016 and the remaining 16,666 options shall be granted on August 11, 2017, provided that he is still a director of the Company at the time of such last grant. For each of Mr. Patir and Mr. Orgler, 16,667 options were granted on March 25, 2016 (the commencement date of their fourth term of service - see below under C. Board Practices - "External Directors"), 16,667 additional options have been granted on March 25, 2017 and the remaining 16,666 options shall be granted on March 25, 2018; Provided that each of them is still a director of the Company at the time of such respective grant.

As remuneration for their contribution and efforts as directors of the Company, in August 2015 our shareholders approved annual equity grants to Mr. Zohar Zisapel and Ms. Yael Langer, with respect to their three-year terms of service, as follows:

•   to Zohar Zisapel, Chairman of the Board of Directors, options to purchase 150,000 Ordinary Shares, one-third of which were granted on August 11, 2015, the date of his re-appointment, an additional one third of which were granted upon the first anniversary thereof, with the remaining options to be granted on the second anniversary thereof (i.e., 50,000 options are to be granted on August 11 2017), provided he is still a director of the Company at the time such last grant. The Compensation Committee and Board of Directors believed it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board considering, among others, the considerable amount of time required from him to fulfill his Board activities as a Chairman and his contribution to the Company's success.

•   to Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on August 11, 2015, the date of her re-appointment, an additional one third of which were granted on the first anniversary thereof, and the remaining options to be granted on the second anniversary thereof (i.e., 16,667 options to be granted on August 11, 2017), provided she is still a director of the Company at the time of such last grant.

All options granted each year, as detailed above, vest on their date of grant. The exercise price of such options equals to the average closing price of the Company's Shares on the Nasdaq Global Select Market for the period of thirty (30) consecutive trading days immediately preceding the date of grant. These grants were made and will be made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the "Ordinance"), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which are granted under Section 3(i) of the Ordinance.

b)	Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated "officer holders" (as such term is defined in the Companies Law); with respect to the year ended December 31, 2016. The five individuals for whom disclosure is provided are referred to herein as "Covered Office Holders." All amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and are based on the following components:

•
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Office Holder's, payments, contributions and/or allocations for pension, severance, car or car allowance, medical insurance and risk insurance (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company's guidelines.

•
Bonus Costs. Bonus Costs represent bonuses granted to the Covered Office Holder's with respect to the year ended December 31, 2016, paid in accordance with the Covered Office Holder's performance of targets as set forth in his bonus plan, as well as a proportionate amount of a retention bonus that is related to the reported year, and approved by the Company's Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2016, with respect to equity-based compensation granted in 2016 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 14c of our audited consolidated financial statements.

(1)	Ira Palti – CEO. Salary Costs - $334,138; Bonus Costs - $266,194; Equity Costs - $287,002.

(2)	Amit Ancikovsky – Regional President Latin America & Africa. Salary Costs - $293,931; Bonus Costs - $223,092; Equity Costs - $15,435.

(3)	Doron Arazi – Deputy CEO & CFO. Salary Cost - $ 257,679; Bonus Cost - $ 231,375; Equity Cost - $68,909.

(4)	Charles (Chuck) Meyo – Regional President North America. Salary Costs - $ 317,461; Bonus Costs - $173,855; Equity Costs -$ 28,658.

(5)	Flavio Perrucchetti – Regional President Europe. Salary Cost - $219,591; Bonus Cost - $80,322; Equity Cost - $21,109.

C.            Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are generally subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee (hereinafter referred to as "Corporate Audit Committee"), internal auditor and approvals of interested parties transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer (such as the Company) may generally follow its home country rules of corporate governance in lieu of comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. "KEY INFORMATION – Risk Factors – Risks Related to Our Ordinary Shares - As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers." For information regarding home country rules followed by us see Item 16G. "CORPORATE GOVERNANCE."

General Board Practices

Our Board of Directors presently consists of five members, the minimum number authorized by our Articles of Association. The Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders. For example, for whatever purposes it deems fit, the board may decide to borrow money or may set aside reserves out of our profits.

The Board of Directors may pass a resolution when a quorum is present, and by a vote of at least a majority of the directors present when the resolution is put to vote. A quorum is defined as at least a majority of the directors then in office who are lawfully entitled to participate in the meeting but not less than two directors. The Chairman of the board is elected and removed by the board members. Minutes of the board meetings are recorded and kept at our offices.

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed a Corporate Audit Committee under the Companies Law, a Financial Audit Committee, a Compensation Audit Committee (each of which has three members), and a Nomination Committee (which has two members).

Our Articles of Association provide that any director may appoint as an alternate director, by written notice to us, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself. Currently no alternate directors serve on our board.

Terms and Skills of Directors

Our directors, other than external directors, are elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director's death, resignation, bankruptcy, incapacity or removal. Accordingly, in the annual general meeting of shareholders held on August 11, 2015, our three directors (other than the external directors), were elected to serve until the date of the 2018 annual general meeting of shareholders.

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

Independent Directors

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates. Messrs. Yair Orgler, Avi Patir and Shlomo Liran currently serve as our independent directors.

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company's board of directors, which is authorized to exercise the board of directors' authorities, is required to include at least one external director, and the corporate audit and compensation committees must include all of the external directors. A recent amendment to regulations promulgated under the Companies Law allows us, as a company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law) to exempt ourselves from the requirement to have external directors on our Board of Directors and from related obligations concerning such external directors imposed by the Companies Law, provided that we continue to comply with applicable U.S. securities laws and Nasdaq listing rules. Implementation of such exemption will probably require shareholder approval and is not currently planned.

Qualification. To qualify as an external director, an individual or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control may not have, as of the date of appointment, or may not have had, during the previous two years, any affiliation with the company, any entity controlling the company on the date of the appointment or with any entity controlled, at the date of the appointment or during the previous two years, by the company or by its controlling shareholder and in a company that does not have a shareholder or an affiliated group of shareholders holding 25% or more of the company's voting rights, such person may not have any affiliation with any person who, at the time of appointment or thereafter, is the chairman, the CEO, chief financial officer or a 5% shareholder of the company. In general, the term "affiliation" includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	"Control"; and

•
service as an "Office Holder"; the term "Office Holder" as defined in the Companies Law includes a director, the CEO, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the CEO.

"Control" is defined in the Securities Law as the ability to direct the actions of a company, excluding power that is solely derived from a position as a director of the company or any other position with the company; a person who holds 50% or more of the "controlling power" in the company (i.e., voting rights or the right to appoint a director or a general manager) is automatically considered to possess control.

In addition, no person can serve as an external director if the person's position or other activities creates, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

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

An external director can be removed from office only by: (i) a special meeting of the shareholders, by the same majority of shareholders that is required to elect an external director; or (ii) a court, and provided that either: (a) the external director ceases to meet the statutory qualifications with respect to his or her appointment; or (b) the external director violates his or her duty of loyalty to the company. The court may also remove an external director from office if he or she is unable to perform his or her duties on a regular basis.

An external director who ceases to possess any qualification required under the Companies Law for holding the office of an external director must inform the company immediately and his/her office shall terminate upon such notice.

Each of our external directors serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be re-elected by our shareholders for additional periods of up to three years each, only if the Corporate Audit Committee, followed by the board, have approved the reelection, taking into consideration the expertise and special contribution of the external director to the work of the board and its committees, and determining that the appointment for a further term of service is beneficial to the Company.

Re-election of an external director may be effected through one of the following mechanisms:

1.	a shareholder holding one percent or more of a company's voting rights proposed the re-election of the nominee;
2.	the board of directors proposed the re-election of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or
3.	the external director who is up for renewal has proposed himself or herself for re-election.

With respect to mechanisms 1 and 3 above: (i) the re-election must be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of (a) controlling shareholders; and (b) shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) the re-election must include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director cannot be a related or competing shareholder or a relative of such a related or competing  shareholder at the time of the appointment, and cannot have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A 'related or competing shareholder' exists where: (a) a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company; and (b) at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, either has business relationships with the Company or is a competitor of the Company.

Financial and Accounting Expertise.  Pursuant to the Companies Law and regulations promulgated thereunder, (1) each external director must have either "accounting and financial expertise" or "professional qualifications and (2) at least one of the external directors must have "accounting and financial expertise."  A director with "accounting and financial expertise" is a director whose education, experience and skills qualifies him or her to be highly proficient in understanding business and accounting matters and to thoroughly understand the Company's financial statements and to stimulate discussion regarding the manner in which financial data is presented. A director with "professional qualifications"  is a person that meets any of the following criteria: (i) has an academic degree in economics, business management, accounting, law, public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the Company's business or which is relevant to his or her position; or (iii) has at least five years' experience in any of the following, or has a total of five years' experience in at least two of the following: (A) a senior position in the business management of a corporation with substantial business activities; (B) a senior public position or a senior position in the public service; or (C) a senior position in the Company's main fields of business.

Compensation. An external director is entitled to compensation as provided in the Remuneration Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the Company. For more information, please see "Remuneration of Directors" below.

Our External Directors. Yair Orgler and Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009, and December 2012, at the respective annual meeting of shareholders, Messrs. Orgler and Patir were re-appointed for second and third terms as external directors.  In the annual general meeting held on August 11, 2016, the shareholders approved the extension of terms of service of Messrs. Orgler and Patir for an additional period of three years each. These terms commenced on March 25, 2016, following approvals by our Corporate Audit Committee and Board that re-appointment was beneficial to the Company considering the expertise and special contribution of Messrs. Orgler and Patir to the work of the Board and its committees. Our Board of Directors has determined that Prof. Orgler has the "accounting and financial expertise" and that Mr. Patir has the "professional qualifications" required by the Companies Law.

Remuneration of Directors

Directors' remuneration should be consistent with our compensation policy for office holders (see below) and generally requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order).

Notwithstanding the above, under special circumstances, the Compensation Committee and the Board of Directors may approve an arrangement that deviates from our compensation policy, provided that such arrangement is approved by a special majority of the company's shareholders, including (i) at least a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the external director's place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, and are based on the classification of the Company according to the size of its capital. Remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order). A candidate for external directors must be informed about the terms of remuneration prior to his/her appointment and, subject to certain exceptions, these terms cannot be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

Additionally, according to other regulations promulgated under the Companies Law with respect to relief in approval of certain related party transactions (the "Relief Regulations"), shareholders' approval for directors' compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors' compensation and employment arrangements are solely for the benefit of the Company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations applicable to companies whose shares are traded outside of Israel. Further, according to the Relief Regulations, shareholders' approval for directors' compensation and employment arrangements is not required if (i) both the compensation committee and the board of directors resolve that such terms are not more beneficial than the former terms, or are essentially the same in their effect, and are in line with the company's compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders.

Neither we nor any of our subsidiaries has entered into a service contract with any of our current directors that provides for benefits upon termination of their service as directors.

For a full discussion of the remuneration paid to our directors, including our external directors, see above in "B. Compensation a) Aggregate Executive Compensation."

Committees of the Board of Directors

Financial Audit Committee

In accordance with the Securities Exchange Act of 1934, rules of the SEC under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom (i) is independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or  subsidiary's) financial statements during the past three years; and (v) is financially literate and one of whom has been determined by the board to be the Corporate Audit Committee financial expert. Currently, Messrs. Yair Orgler, Avi Patir and Shlomo Liran serve on our Financial Audit Committee, each of whom has been determined by the board to meet the Nasdaq standards described above. Mr. Liran is the chairman of our Financial Audit Committee and its financial expert (see Item 16A. "AUDIT COMMITTEE FINANCIAL EXPERT," below).

We have adopted a Financial Audit Committee charter as required by the Nasdaq Rules. The duties and responsibilities of the Financial Audit Committee include: (i) recommending the appointment of the Company's independent auditor to the Board of Directors, determining its compensation and overseeing the work performed by it;(ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

Corporate Audit Committee

Under the Companies Law, the board of directors of any Israeli company whose shares are publicly traded must appoint an audit committee comprised of at least three directors and all the external directors.  In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or any relative thereof; (iii) any director employed by or providing services on a regular basis to, the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder ("Non-Permitted Members").  The chairman of such audit committee must be an external director. Our Corporate Audit Committee follows such composition requirements, although as a company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law), we are allowed to exempt ourselves from such requirements and only follow the composition requirements under the Nasdaq Listing Rules (see above). Messrs. Yair Orgler and Avi Patir serve as our two external directors. Both of them, as well as Mr. Shlomo Liran, meet the independence criteria defined in the Companies Law. Mr. Orgler is the chairman of our Corporate Audit Committee.

The duties and responsibilities of our Corporate Audit Committee include: (i) identifying of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) reviewing and approving certain transactions and actions of the Company, including the approval of related party transactions that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii)  recommending the appointment of the internal auditor and its compensation to the Board of Directors; (iv) examining the performance of our internal auditor and whether it is provided with the required resources and tools necessary for him to fulfill its role, considering, inter alia, the Company's size and special needs; (v) setting procedures for handling complaints made by the Company's employees in connection with management deficiencies and the protection to be provided to such employees; and (vi) performing such other duties that are or will be designated solely to the audit committee in accordance with the Companies Law and the Company's Articles of Association.

Non-Permitted Members shall not attend Corporate Audit Committee meetings or take part in its decisions, unless the chairman of the Corporate Audit Committee has determined that such person is required for the presentation of a certain matter. Nevertheless an employee who is not a controlling shareholder or a relative thereof, may be present at discussion of the committee, pursuant to the committee's request, and the company's legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both the discussion and vote of the committee, pursuant to the committee's request.

The quorum for discussions and decisions shall be the majority of the members of the Corporate Audit Committee, provided that the majority of the members present meet the independence criteria set forth in the Companies Law, and at least one of them is an external director.

Compensation Committee

General. According to the Companies Law, the board of directors of any Israeli company whose shares are publicly traded, must appoint a compensation committee, comprised of at least three directors, including all of the external directors. The majority of the compensation committee must be comprised of external directors and an external director who must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements (Corporate Audit Committee), as described above (the "Compensation Committee Qualifications"). Our Compensation Committee is comprised of our two external directors, Messrs. Yair Orgler and Avi Patir, as well as our independent director, Mr. Shlomo Liran, whose remuneration is similar to the remuneration paid to our external directors. Mr. Patir is the Chairman of our Compensation Committee.

The Compensation Committee is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the Board of Directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt under certain circumstances a transaction with a candidate for CEO, who is not affiliated with the Company or its controlling shareholders, from shareholder approval, and provided that the terms approved are consistent with the compensation policy.

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

The quorum for discussions and decisions is the majority of the Compensation Committee members, provided that the majority of the members present are independent directors and at least one of them is an external director.

Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. (see also under Item 16G. "CORPORATE GOVERNANCE").

Under recent amendments to the Companies Law and regulations promulgated there under: (a) an Israeli public company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law), is permitted to exempt itself from the above-mentioned composition requirements set forth under the Companies Law, and to follow only the composition requirements under the Nasdaq Listing Rules. As of the date of this report, we have not elected to apply such exemption; and (b) an Israeli public company may elect to have its audit committee carry out all the duties and responsibilities conferred by the Companies Law upon the compensation committee, provided that such audit committee meets the Compensation Committee Qualifications. Although our Audit Committee meets the Compensation Committee Qualifications, as of the date of this report, we have not elected to adopt such change, and did not combine these two committees.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board's selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Our two external (and independent) directors, Mr. Patir and Mr. Orgler, are the members of our Nomination Committee, which recommends director nominees for our board's approval.

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the CEO) require the approval of the Compensation Committee and then of the board of directors, provided such terms are in accordance with the Company's compensation policy. If terms of employment of such officer are not in accordance with the compensation policy, then shareholder approval is also required. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such terms of office and employment even if they were not approved by the shareholders, following a further discussion and for detailed reasoning.

The terms of office and employment of the CEO, regardless of whether such terms conform to the Company's compensation policy, must be approved by the Compensation Committee, the board of directors and then by a special majority of the shareholders, including: (i) a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

Notwithstanding the above, in special circumstances the Compensation Committee and then the Board of Directors may nonetheless approve compensation for the CEO, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the terms of office and employment of a candidate for the position of CEO.

Amendment of existing terms of office and employment of office holders who are not directors requires the approval of the Compensation Committee only, if the Compensation Committee determines that the amendment is not material.

The terms of office and employment of our directors, regardless of whether such terms conform to the Company's compensation policy, must be approved by the Compensation Committee, the Board of Directors and then by the shareholders, but, in case that such terms are inconsistent with the company's compensation policy, such shareholders' approval must be obtained by the special majority detailed above with respect to the CEO.

However, and as referred to above with respect to remuneration of directors, according to the Relief Regulations, a company's Compensation Committee and Board of Directors are permitted to approve terms of office and employment of a CEO or of a director, without convening a general meeting of shareholders, provided however, that such terms: (i) are not more beneficial than the former terms, or are essentially the same in their effect;  (ii) are in line with the Compensation Policy; and (iii) are brought for shareholder approval at the next general meeting of shareholders.

Compensation Policy

As required by the Companies Law, our shareholders, following the approval of the Board of Directors and the recommendations of the Compensation Committee, approved and adopted a compensation policy, which was last revised in August 2015. The compensation policy sets forth the Company's policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which takes into account, among other things, providing proper incentives to directors and officers, management of risk by the Company, the officer's contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.  The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder's compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the policy is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

The Companies Law originally required that all variable compensation of office holders be based on measurable criteria, except for a non-material portion thereof. Accordingly, our Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, and if and to the extent permissible pursuant to the Companies Law - our Compensation Committee and Board of Directors (and with respect to our CEO and directors with the approval of our shareholders as well) - may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Companies Law, but not to more than 50%. An amendment to the Companies Law from 2016 allows 100% of the variable compensation of office holders, who are not directors or the CEO, to be based on non-measurable criteria. The amendment further clarified that variable compensation of the CEO and directors that does not exceed three monthly base salaries, is considered to be non-material for the purpose thereof. Accordingly, our Compensation Committee and Board of Directors now have the authority to increase the portion of the targets of our office holders (who are not directors and CEO) that are based on non-measurable criteria - to 50%.

Approval of Certain Transactions with Related Parties

The Companies Law requires the approval of the corporate audit committee or the compensation committee, thereafter, the approval of the board of directors and in certain cases the approval of the shareholders, in order to effect specified actions and extraordinary transactions such as the following:

•	transactions with office holders and third parties, where an office holder has a personal interest in the transaction;

•	employment terms of office holders; and

•
extraordinary transactions with controlling parties, and extraordinary transactions with a third party where a controlling party has a personal interest in the transaction, or any transaction with the controlling shareholder or his relative regarding terms of service provided directly or indirectly (including through a company controlled by the controlling shareholder) and terms of employment (for a controlling shareholder who is not an office holder). A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse's descendant, sibling or parent and the spouse of any of the foregoing.

Further, such extraordinary transactions with controlling shareholders require the approval of the corporate audit committee or the compensation committee, the board of directors and the majority of the voting power of the shareholders present and voting at the general meeting of the company (not including abstentions), provided that either:

•	the majority of the shares of shareholders who have no personal interest in the transaction and who are present and voting, not taking into account any abstentions, vote in favor; or

•	shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the aggregate voting rights in the company.

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

The approval of the corporate audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company's outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in: (a) an increase of the holdings of a shareholder that holds 5% or more of the company's outstanding share capital or voting rights; or (b) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company.

A "controlling party" is defined in the Securities Law and in the Companies Law, for purposes of the provisions governing related party transactions, as a person with the ability to direct the actions of a company but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, and with respect to approval of transactions with related parties also a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, and provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder for the purpose of evaluating their holdings with respect to approvals of transactions with related parties.

Compensation committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, for the provision of insurance and for an undertaking to indemnify any office holder of the company; see below under "Exemption, Insurance and Indemnification of Directors and Officers."

Duties of Office Holders and Shareholders

Duties of Office Holders

Fiduciary Duties. The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder's duty of loyalty if: (i) the office holder acts in good faith and the act or its approval does not cause harm to the company, and (ii) the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time before the company's approval.

Each person listed in the table under "Directors and Senior Management" above is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder: (i) holds at least 5% of the company's outstanding share capital of voting rights; (ii) is a director or general manager; or (iii) has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction that is either: (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If a transaction is an extraordinary transaction, or a with respect to terms of office and employment, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee (or with respect to terms of office and employment, the compensation committee) and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. A director who has a personal interest in a transaction, may be present if a majority of the members of the board of directors or the audit committee (or with respect to terms of office and employment, the compensation committee), as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders' approval is also required.

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

In addition, any controlling shareholder, or any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but states that the remedies generally available upon a breach of contract, will also apply in the event of a breach of the duty of fairness, taking into account such shareholder's position.

Exemption, Insurance and Indemnification of Directors and Officers

Pursuant to the Companies Law and the Securities Law, the Israeli Securities Authority ("ISA") is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law (for further details see in "Administrative Enforcement" below); and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

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

Office Holders' Insurance

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

•
reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or  which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or  in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

•
reasonable litigation expenses, including attorneys' fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent;

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

The Company may undertake to indemnify an office holder as aforesaid: (a) prospectively, provided that, in respect of the first act (financial liability) the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the indemnification undertaking; and (b) retroactively.

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

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and our Board of Directors and, with respect to an office holder who is CEO or a director, also by our shareholders. However, according to the Relief Regulations, shareholders' approval for the procurement of directors' insurance is not required if the insurance policy is approved by our Compensation Committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our compensation policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company's profitability, assets or obligations.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Securities Law discussed above, were granted to each of our present office holders and were approved for any future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors' and officers' liability insurance for the benefit of our office holders, which include our directors. This policy was approved by our Compensation Committee, after confirming that its terms are within the framework set forth for insurance coverage under our compensation policy.

  Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the Israeli Securities Authority, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law. Furthermore, the Securities Law requires that the CEO of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The CEO is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law. Our Articles of Association and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Securities Law (see "Exculpation, Insurance and Indemnification of Directors and Officers" above).

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the corporate audit committee (see under "Committees of the Board of Directors" – "Corporate Audit Committee", above). The internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The role of the internal auditor is to examine, among other things, whether the company's conduct complies with applicable law, integrity and orderly business procedure.  The internal auditor has the right to request that the chairman of the corporate audit committee convene a corporate audit committee meeting, and the internal auditor may participate in all corporate audit committee meetings.

We have appointed the firm of Chaikin, Cohen, Rubin & Co., Certified Public Accountants (Isr.) as our internal auditor. Our internal auditor meets the independence requirements of the Companies Law, as detailed above.

D.            Employees

As of December 31, 2016, we had 903 employees worldwide, of whom 204 were employed in research, development and engineering, 513 in sales and marketing including supporting functions, 81 in management and administration and 105 in operations.  Of these employees, 329 were based in Israel, 49 were based in the United States, 216 were based in EMEA (not including Israel), 196 were based in Latin America and 113 were based in Asia Pacific.

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

Substantially all of our employment agreements include employees' undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non-competition undertakings is rather limited under the local laws in certain jurisdictions, including Israel.

To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

The employees of our other subsidiaries are subject to local labor laws and regulations that vary from country to country. In certain locations such as Brazil and Norway we are a party to collective bargaining agreements.

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 28, 2017.  The percentage of outstanding ordinary shares is based on 77,837,607 ordinary shares outstanding as of March 28, 2017.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held (2)	Range of exercise prices per share of stock options	Number of RSUs Held (2)
Zohar Zisapel(3)	10,838,341	13.9	300,000	$1.08 - $11.75	-
Ira Palti	1,003,253	1.3	1,470,000	$1.16 - $13.04	20,622

All directors and senior management as a group consisting of 14 people(4)	13,121,430	16.3	3,716,336	$1.08-$13.04	22,622

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days as of March 28, 2017.

(2)
Each stock option is exercisable into one ordinary share, and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 300,000, 1,003,253 and 2,583,089 options, are vested or shall become vested within 60 days of March 28, 2017 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. No RSU's listed are vested or expected to vest within 60 days as of March 28, 2017, for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively.

(3)	The number of ordinary shares held by Zohar Zisapel includes 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of March 28, 2017 (including options held by each such person and which are vested or shall become vested within 60 days as of March 28, 2017) and have therefore not been separately disclosed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan. This plan complies with changes in Israeli tax law that was introduced in 2003 with respect to share options. The plan is designed to grant options pursuant to Section 102 or 3(i) of the Ordinance. It is also intended to be a "qualified plan" as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. The Compensation Committee of our Board of Directors administers the plan. Generally, the options expire between six to ten years from the date of grant. In addition, our Board of Directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold.

In September, 2010, our Board of Directors amended the share option plan so as to enable the grant of RSUs pursuant to such plan (the "Amended and Restated Share Option and RSU Plan", or "the Plan").

In December 2012, our Board of Directors extended the Plan for an additional ten-year period through December 31, 2022.  The Plan has been approved by the Israeli Tax Authority as required by applicable law. The following tables present information regarding option and RSU grants under the Plan as of December 31, 2016.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
20,051,126	779,327	7,490,173	$3.86

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
1,544,562	---	47,535	$0.00

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2016:

	Options and RSUs Outstanding	Unvested Options and RSUs

Directors and senior management	3,857,687	1,449,190

All other grantees	3,680,021	2,066,877

Amendment of the Plan

Subject to applicable law, our Board of Directors may amend the Plan, provided that any action by our Board of Directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board last amended the Plan in August 2014, extending the authority originally granted to our Compensation Committee to provide grantees, in their notice of grant, with a "Double Trigger" acceleration mechanism upon the occurrence of certain events.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 28, 2017 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	10,838,341	13.9%
Joseph D. Samberg (4)	4,600,000	5.9%

(1)	Based on 77,768,929 ordinary shares issued and outstanding as of March 28, 2017.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 28, 2017.

(3)
Zohar Zisapel's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholders and the chairman of the board.

(4)	Joseph D. Samberg's address is 1091 Boston Post Road, Rye, NY 10580.

As of March 28, 2017, approximately 96.9% of our ordinary shares were held in the United States and there were 30 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.8% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our board of directors and a principal shareholder of our company, beneficially owns 13.9% of our ordinary shares as of March 28, 2017. Yehuda Zisapel, the brother of Zohar Zisapel, is also a shareholder, who together with Nava Zisapel beneficially owns 4.61% of our ordinary shares as of March 28, 2017.  Zohar and Yehuda Zisapel do not vote as a group and do not have a voting agreement.

Zohar Zisapel is the Chairman of the board of, and holds shares in, RADWIN Ltd., RADIFLOW Ltd., ARGUS Cyber Security Ltd. and Innoviz Ltd. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd., Amdocs Ltd., RADHEAR Ltd., RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., TopSpin Security Ltd., Armis Security Ltd., Satixfy Ltd., Nucleix Ltd. and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Zohar Zisapel's holdings.

Yehuda Zisapel holds shares and serves as a director in a few of the above-mentioned companies, as well as in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., SecurityDam Ltd., Binat Business Ltd and several other private holdings, real estate and medical devices companies. The above list does not constitute a complete list of Yehuda Zisapel's holdings.

Some of the companies referred to above are known as the "RAD-BYNET Group".  Members of RAD-BYNET sometimes share expenses with us on an as-needed basis for information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, such as transportation and cafeteria facilities, by arm's length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET. The aggregate amount of such purchases and shared expenses was approximately $2.7 million in 2016.

We, as well as other companies of the RAD-BYNET Group, market through the same distribution channels.  In addition, the Company markets and sells some products of other members of the RAD-BYNET Group, which are complementary to our products, while some members of the RAD-BYNET Group market and sell part of our products, which are complimentary to their products. Certain products of members of the RAD-BYNET Group may be used in place of (and thus may be deemed to be competitive with) our products.

Ms. Langer, one of our directors, acts as general counsel for several RAD-BYNET Group companies and serves as a director in RADWARE Ltd.

We generally ascertain the market prices for goods and services that can be obtained at arms' length from unaffiliated third parties before entering into any transaction with a related party.  In addition, all of our related-party transactions with members of RAD-BYNET are approved by our Audit Committee and then our Board of Directors.  As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET are beneficial to us and no less favorable to us than terms, which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities in which our office holders have a personal interest will require approval by our Audit Committee, our Board of Directors and, if applicable, our shareholders.

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility, located in Tel Aviv, Israel is approximately 65,000 square feet of office space and approximately 7500 square feet of warehouse space. The leases for this facility will expire in December 2017. The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.9 million in 2016.

Supply Arrangement

We purchase products from certain RAD-BYNET, which we integrate into our products or product offerings.  The aggregate purchase price of these components was approximately $2.9 million for the year ended December 31, 2016.

Registration Rights

In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to ordinary shares that were converted from preferred shares immediately prior to the completion of our initial public offering.  The registration rights were granted to each of:

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

Export Sales

In 2016, our sales to end users located outside of Israel amounted to $291.9 million, or 99.4% of our $293.6 million revenues for this year.

Legal Proceedings

On January 5, 2015, a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company's follow on public offering in July 2014 (the "Motion").

The purported class action is based on Israeli law and alleges breaches of duties by the Company and its management on account of false and misleading statements in the Company's SEC filings and public statements, during the period between July and October 2014. The plaintiff's principal claim is that immediately prior to the follow on public offering, the defendants presented misleading guidance concerning the expected financial results for the third quarter of 2014, indicating an anticipated improvement in the rate of gross profit based on orders which were already received by the Company at the time of such presentation. Although the plaintiff admits that, in accordance with the actual results for the third quarter, the Company did meet the guidance as far as revenues were concerned, the actual rate of gross profit turned out to be much lower than the one anticipated. Plaintiff argues that at the time such guidance was presented by the defendants, they already knew, or should have known, that it was incorrect. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys' fees and costs.

The Motion was served to the Company on January 6, 2015 and the Company filed its response on June 21, 2015. On October 22, 2015, the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016, and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery, and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiffs. The plaintiffs filed their reply to the Company's response to the motion on April 2, 2017. A preliminary hearing has been set for May 8, 2017. Since the initial procedure, (i.e. the District Court decision whether to approve the Motion or to deny it), has been in process for over two years now, it is difficult to estimate how long this litigation will last. The Company believes that it has a strong defense against the above-mentioned allegations and that the District Court should deny the Motion.

We are not a party to any other material legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares except for the share dividend that was paid as a result of a 250-for-1 share recapitalization that took place immediately prior to our initial public offering. We do not anticipate paying any dividends on our ordinary shares in the future.  We currently intend to retain all future earnings to finance our operations and to expand our business. In connection with the 2013 credit facility, we undertook not to distribute dividends (unless certain terms are met) without the Lender's prior written consent.

Significant Changes

See Item 5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS -Liquidity and Capital Resources" for a description of the April 2014 amendment to the credit facility.

In April 2014, we signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition in January 2011. Pursuant to the settlement agreement, we received $17 million in cash.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Global Select Market since January 3, 2011 and the TASE, since September 12, 2004, in both exchanges under the symbol "CRNT."

The table below sets forth for the periods indicated the high and low market (sale) prices of our ordinary shares as reported on Nasdaq:

	Ordinary Shares
Annual	High	Low
2012	$9.76	$3.91
2013	5.15	2.35
2014	3.84	0.93
2015	2.00	0.88
2016	2.94	0.89

Quarterly 2014
First Quarter	$3.84	$2.8
Second Quarter	2.95	2.13
Third Quarter	2.69	2.0
Fourth Quarter	2.39	0.93

Quarterly 2015
First Quarter	$1.35	$0.88
Second Quarter	1.47	1.02
Third Quarter	1.74	0.93
Fourth Quarter	2.00	1.09

Quarterly 2016
First Quarter	$1.30	$0.89
Second Quarter	1.84	1.11
Third Quarter	2.94	1.58
Fourth Quarter	2.89	1.95

Monthly	High	Low
October 2016	$2.89	$1.95
November 2016	2.61	2.21
December 2016	2.84	2.21
January 2017 .	3.88	2.70
February 2017	4.23	3.43
March 2017	3.77	3.20

ITEM 10.                              ADDITIONAL INFORMATION

Memorandum and Articles of Association - General

A description of our Memorandum and Articles of Association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The Memorandum and Articles of Association - as amended in October 2007, September 2011, December 2012 and July 2014 were previously provided in our annual reports on Form 20-F for the years 2007, 2011, 2012 and 2014, respectively, and are incorporated herein by reference. Our Articles of Association as amended on September 20, 2016 are included as Exhibit 1.2 to this annual report.

In July 2014, we revoked our Memorandum pursuant to procedures provided by Israeli law; a detailed description of such procedure was previously provided in our annual report on Form 20-F for the year 2014 and is incorporated herein by reference.

Articles of Association

Objects and purposes

Our registration number with the Israeli Registrar of Companies is 51-235244-4. Our purpose as set forth in article 1 to our Articles of Association is to engage, directly or indirectly, in any lawful undertaking or business whatsoever.

Meetings of Shareholders, Quorum and Voting Rights

According to the Companies Law and our Articles of Association, an annual general meeting of our shareholders shall be held once every calendar year, provided it is within a period of not more than fifteen (15) months after the preceding annual general meeting. Our Board of Directors may, whenever it deems fit, convene a special general meeting at such time and place as may be determined by the board, and, pursuant to the Companies Law, must convene a meeting upon the demand of: (a) two directors or one quarter of the directors in office; or (b) the holder or holders of: (i) 5% or more of the Company's issued share capital and one percent 1% or more of its voting rights; or (ii) 5% or more of the Company's voting rights.

As of September 20, 2016, pursuant to an amendment to our Articles of Association, the quorum required for a meeting of shareholders consists of at least two shareholders holding shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors, shall be cancelled. If a meeting is otherwise called and no quorum is present within half an hour from the time appointed for such meeting it shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board of Directors may determine. At the adjourned meeting, the required quorum consists of any two shareholders.

Subject to the provisions of the Articles of Association, holders of ordinary shares have one vote for each ordinary share held by such shareholder of record, on all matters submitted to a vote of shareholders. Shareholders may vote in person, by proxy or by proxy card. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority ("Electronic Vote"). These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As our ordinary shares do not have cumulative voting rights in the election of directors, the holders of the majority of the shares present and voting at a shareholders meeting generally have the power to elect all of our directors, except the external directors whose election requires a special majority.

Unless otherwise prescribed in our Articles of Association and/or under the Companies Law, shareholders resolutions are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person, by proxy, by proxy card or by Electronic Vote, and voting on the matter.

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by the Articles of Association or the laws of the State of Israel, except that citizens of countries that are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of Shares

Our ordinary shares which have been fully paid-up are transferable by submission of a proper instrument of transfer together with the certificate of the shares to be transferred and such other evidence of title, as the Board of Directors may require, unless such transfer is prohibited by another instrument or by applicable securities laws.

Modification of Class Rights

Pursuant to our Articles of Association, if at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by our Articles of Association, may be modified or abrogated by the Company, by shareholders resolution, subject to the requirement that such resolution is also approved by a majority of the holders of the shares of such applicable class, who are present and voting at a separate general meeting of the holders of the shares of such class.

Dividends

Under the Companies law, dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. If the company does not meet the profit requirement, a court may nevertheless allow the company to distribute a dividend, as long as the court is convinced that there is no reasonable concern that such distribution will prevent the company from being able to meet its existing and anticipated obligations when they become due. Pursuant to our Articles of Association, no dividend shall be paid otherwise than out of the profits of the Company. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company's board of directors.

Our Articles of Association provide that our Board of Directors, may, subject to the Companies Law, from time to time, declare and cause the Company to pay such dividends as may appear to the Board of Directors to be justified by the profits of our Company. Subject to the rights of the holders of shares with preferential, special or deferred rights that may be authorized in the future, our profits which shall be declared as dividends shall be distributed according to the proportion of the nominal (par) value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal (par) value, if any. The declaration of dividends does not require Shareholders' approval.

To date, we have not declared or distributed any dividend and we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future; see above under Item 8. "Financial Information – Dividends."

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

Mergers and Acquisitions under Israeli Law

In general, a merger of a company, that was incorporated before the enactment of the Companies Law, requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. However, in accordance with our Articles of Association, a shareholder resolution approving a merger of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least: (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer: (a) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 25% or more of the voting rights at the general meeting (a "control block"), and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the abovementioned requirements do not apply if the acquisition was: (1) made by way of a private placement that received shareholders' approval (which includes an explicit approval that the purchaser will become, as a result of such acquisition, a holder of a "control block," or of 45% or more of the voting power in the company, and unless there is already a holder of a "control block" or of 45% or more of the voting power in the company, respectively); (2) was from a holder of a "control block" in the company and resulted in the acquirer becoming a holder of a "control block"; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company's outstanding shares will be acquired by the offeror; and (ii) the number of shares acquired in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of such full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase (i.e. all of the  shares not owned by the acquirer) will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3. "KEY INFORMATION - Risk Factors – Risks Related to Operations in Israel - Provisions of our Articles of Association, Israeli law and financing documents could delay, prevent or make difficult a change of control and therefore depress the price of our shares."

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

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum or Articles of Association or by the laws of the State of Israel.

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

General Corporate Tax Structure in Israel

The corporate tax rate in 2015 was 26.5%. The corporate tax rate as from January 1, 2016 is 25%. In December 2016 the Israeli Parliament approved a reduction in the corporate income tax rate to 24% effective from January 1, 2017 and 23% for 2018 and thereafter.

However, the effective tax rate payable by a company that derives income from an approved enterprise, beneficiary enterprise, or preferred enterprise discussed further below, may be considerably lower.  See "The Law for the Encouragement of Capital Investments, 1959" below.

The Law for the Encouragement of Capital Investments, 1959

Tax Benefits before the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See "Tax Benefits under the 2005 Amendment" below regarding an amendment to the Investments Law that came into effect in 2005 and the amendments to the Investments Law that came into effect in 2011.

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

Taxable income of a company derived from an approved enterprise is subject to reduced corporate tax at the rate of 10% to 25% for the benefit period.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right, provided that such income is generated within the approved enterprise's ordinary course of business.

A company owning an approved enterprise may elect to forego certain government grants extended to an approved enterprise in return for an alternative package of benefits.  Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period. However, this period is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. This limitation does not apply to the exemption period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company.  A foreign investors' company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven).  Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years).  The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed.  The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits.  This rate is generally 10% to 25%, depending on the percentage of the company's shares held by foreign shareholders.  The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from approved enterprises, which is 20% if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors' company.

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

Tax Benefits under the 2005 Amendment

On April 1, 2005, an amendment to the Investments Law (the "Amendment") came into force. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, whose benefits will remain as they were on the date of such approval. However, a company that was granted benefits according to section 51 of the Investments Law (prior to the amendment) would not be allowed to choose a new tax year as a year of election (as described below) under the new amendment for a period of 2 years from the company's previous year of commencement under the old Investments Law.

The Company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision. However, if the Company is granted any new benefits in the future, they will be subject to the provisions of the amended Investments Law. Therefore, the above discussion is a summary of the Investment Law prior to its amendment and the following is a discussion of the relevant changes contained in the 2005 Amendment.

The 2005 Amendment simplifies the approval process: according to the Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a "Beneficiary Enterprise"). In order to receive the tax benefits, the 2005 Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the "Year of Election"). A company wishing to receive the tax benefits afforded to a Beneficiary Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company's production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following tax routes, which may be applicable to us:

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

The 2005 Amendment changed the definition of "foreign investment" in the Investments Law so that the amended definition requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the definition of "foreign investment" took effect retroactively from 2003.

Among the results of the Amendment are that (a) tax-exempt income generated under the provisions of the 2005 Amendment will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2016, we did not generate income under the provisions of the new law.

Tax Benefits under the 2011 Amendment

On January 1, 2011, legislation amending the Investment Law came into effect. The new legislation introduced a new status of "Preferred Company" and "Preferred Enterprise," replacing the existing status of "Beneficiary Company" and "Beneficiary Enterprise." Similarly to "Beneficiary Company," a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises during the benefits period.  The uniform corporate tax rate is 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. Certain "Special Industrial Companies" that meet certain criteria can enjoy further reduced tax rates of 5% in Development Zone A and 8% elsewhere.

Dividend distributed from income which is attributed to "Preferred Enterprise"/ "Special Preferred Enterprise" earned after January 1, 2014 will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual –20% (iii) non-Israeli resident at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the 2011 Amendment shall not apply to a company already owning "Beneficiary Enterprise" or "Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the new legislation, unless such company has otherwise elected to implement the 2011 Amendment.

We examined the possible effect of the amendment on our financial statements, if at all, and at this time do not believe we will opt to apply the amendment.

In December 2016, an additional amendment to the Law was passed, which provides for:

(1)	A reduction in the tax rate for Preferred Enterprises in Development Zone A from 9% to 7.5%; and

(2)	Additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in Amendment 73) to 12% (the "Amendment").

However, the Amendment has not yet come into effect as regulations for its implementation with regards to the Preferred Technological Enterprise have not yet been promulgated by the Minister of Finance and therefore the Company cannot yet evaluate the effect of the Amendment on its financial statements.

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

Special Provisions Relating to Taxation under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes were measured in real terms in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligated us for three years. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in dollars. Since 2006, we file for extensions on an annual basis. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

Israeli Capital Gains Tax on Sales of Shares

Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals. Additionally, if such individual shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate is 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares.

Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (48% in 2016) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see the above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: "Added Tax"). Effective January 1, 2017 the Added Tax rate has increased to 3% and the threshold taxable income was reduced to NIS 640,000.

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

Under the convention between the United States and Israel concerning taxes on income, as amended (the "U.S.-Israel Tax Treaty"), generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who:

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%.  Dividends received by the U.S. company or the U.S. individual distributed from income generated by an approved enterprise and beneficiary enterprise are subject to withholding tax at a rate of 15%.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the "TP Regs"). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm's length principle basis and will be taxed accordingly. The TP Regs have not had a material effect on the Company.

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

Certain aspects of U.S. federal income taxes relevant to a holder of our ordinary shares (other than a partnership) that is not a U.S. holder (a "Non-U.S. holder") are also discussed below.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder's individual circumstances.  In particular, this discussion does not address the potential application of the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

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

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase our ordinary shares.  For example, this discussion does not address any aspect of state, local or non-U.S. tax laws, the possible application of the alternative minimum tax or United States federal gift or estate taxes.

Each holder of our ordinary shares is advised to consult his or her own tax advisor with respect to the specific tax consequences to him or her of purchasing, owning or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income and other tax laws to his or her particular circumstances.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder's tax basis in its ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.  The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains  (currently a maximum rate of 20%), provided that such dividends meet the requirements of "qualified dividend income."  Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the IRS determines is satisfactory and which includes an exchange of information program.  The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange of information program.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend if  (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a passive foreign investment company (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

U.S. holders generally will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual's U.S. federal income tax liability.  The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder.  These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income.  Distributions of current or accumulated earnings and profits generally will be non-U.S. source passive income for U.S. foreign tax credit purposes.

A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (1) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (2) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 20% for U.S. holders that are individuals, estates or trusts).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares may be subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss.  An accrual method U.S. holder may avoid realizing such foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss.  In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Net Investment Income Tax

Certain non-corporate U.S. holders may also be subject to an additional 3.8% tax on all or a portion of their "net investment income," which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. holders are urged to consult their own tax advisors regarding the implications of the Net Investment income tax on their investment in our ordinary shares.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2016.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2016, U.S. holders who acquired our ordinary shares in 2016 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as "excess distributions", which could result in a reduction in the after-tax return to such U.S. holder.  In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder's holding period prior to the taxable year of the distribution.  Under these rules, the distributions that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder's holding period for the ordinary shares.  The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses.  In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent.  Furthermore, if we are a PFIC, each U.S. holder generally will be required to file an annual report with the IRS.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a "qualified electing fund" ("QEF"), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. We may supply U.S. holders that make a request in writing with the information needed to report income and gain under a QEF election, if we are a PFIC. Any income inclusion will be required whether or not such U.S. holder owns our ordinary shares for an entire taxable year or at the end of our taxable year.  The amount so includible will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. A U.S. holder's basis in its ordinary shares will increase by any amount included in income and decrease by any amounts distributed to the extent such amounts were previously taxed under the QEF rules.  So long as a U.S. holder's QEF election is in effect beginning with the first taxable year in its holding period in which we were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such ordinary shares for more than one year at the time of the disposition.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is "marketable stock" (e.g., "regularly traded" on the Nasdaq Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder's holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. holder generally would be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. holder's tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. holder's tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares in order for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on the Nasdaq Global Select Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2016 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares.  In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a current rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in "specified foreign financial assets" (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  Holders should consult their own tax advisors regarding their tax reporting obligations.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC.  These reports include certain financial and statistical information about us, and may be accompanied by exhibits.  You may read and copy any document we file with the SEC at the SEC's Public Reference Room at100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2016, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $2.2 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $2.2 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2016, we had outstanding forward contracts in the amount of $18.9 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Use of Proceeds

None

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2016 in providing reasonable assurance regarding the reliability of the Company's financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company's financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)   Changes in Internal Controls Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                             [RESERVED]

ITEM 16A.                          AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Mr. Shlomo Liran is the Audit Committee financial expert. Mr. Liran is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.                          CODE OF ETHICS

In November 2003, the Company's Board of Directors adopted a Code of Ethics that applies to the CEO, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company's Ethics Compliance Program. In October 2014, and again in December 2016, we amended and expanded the Company's Ethics Compliance Program, in order to strengthen certain provisions thereunder. A copy of the Company's updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company's investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).  In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

ITEM 16C.                          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2015		2016
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$605,518	71	$735,556	73%
Tax Fees (2)	$176,341	21	$190,646	19%
Other Services(3)	$63,607	8	$83,726	8%
Total	$845,466	100	$1,009,928	100%

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice
(3)	Other consulting services

Policies and Procedures

Our Financial Audit Committee is in charge of a policy and procedures for approval of audit and non-audit services rendered by our independent auditors. The policy requires the Financial Audit Committee's approval of the scope of the engagement of our independent auditor.  The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.  All of the fees listed in the table above were approved by our Financial Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2016.

ITEM 16F.                           CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of certain Nasdaq rules, subject to certain exceptions and except to the extent that such exemptions would not be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we follow in lieu of Nasdaq Rules are described below:

-
We have opted out of the requirement to adopt and file a compensation committee charter as set forth in Nasdaq Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

-
We have opted out of the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635 and Nasdaq Rule 5605(d), respectively. Nevertheless, as required under the Companies Law, shareholder voting procedures are followed for the approval of equity-based compensation of certain office holders or employees, such as our CEO and members of our Board of Directors. Equity based compensation arrangements with other office holders are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Ceragon to hold its annual meetings of shareholders within twelve months of the end of its fiscal year end. Instead, Ceragon is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above –"Additional Information –Voting, Shareholders' Meetings and Resolutions"). Further, we have opted out of the requirement set under Rule 5620(c) of the Nasdaq Rules, which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

-
We have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer's furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                             FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                             FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-51 hereof.

Page

Index to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2 - F-4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Operations	F-7

Consolidated Statements of Comprehensive Income (loss)	F-8

Consolidated Statements of Changes in Shareholders' Equity	F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12 - F-51

ITEM 19.                             EXHIBITS

1.2	Articles of Association, as amended September 20, 2016
4.4
Credit facility, dated as of March 14, 2013 ("Credit Facility") by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le'Israel Ltd. and First International Bank of Israel Ltd.  (English summary of the material terms) (1)

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (2)
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (3)
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (3)
4.8	Amended and Restated Share Option and RSU Plan, as Amended August 10, 2014(3)
4.9	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (4)
4.10	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms)
4.11	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms)
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101
The following financial information from Ceragon Networks Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (ii) Consolidated Statements of Comprehensive Income (Loss) at December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2016,  2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

(1) Previously filed as exhibit 4.4 to the Company's Annual Report on Form 20-F for the year 2012 and incorporated herein by reference.
(2) Previously furnished as exhibit 99.3 in a Report on Form 6-K which exhibit was incorporated by reference into the Company's Registration Statement on Form F-3 (No. 333-183316), and incorporated herein by reference.
(3) Previously filed as exhibits 4.6, 4.7 and 4.8 to the Company's Annual Report on Form 20-F for the year 2014 and incorporated herein by reference.
(4) Previously filed as exhibits 4.9 to the Company's Annual Report on Form 20-F for the year 2015 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By: /s/ Ira Palti
Name: Ira Palti
Title:   President and Chief Executive Officer

Date: April 7, 2017

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CERAGON NETWORKS LTD

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the "Company") and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 7, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 7, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CERAGON NETWORKS LTD

We have audited Ceragon Networks Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of operations, statements of comprehensive income (loss) changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 7, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 7, 2017	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$36,318	$36,338
Trade receivables (net of allowance for doubtful accounts of $12,229 and $12,162 at December 31, 2015 and 2016, respectively)		116,683	107,395
Other accounts receivable and prepaid expenses	3	23,779	17,076
Inventories	4	49,690	45,647

Total current assets		226,470	206,456

NON-CURRENT ASSETS:
Deferred tax assets, net	13c	1,822	1,344
Severance pay and pension fund		4,681	4,575
Other accounts receivable		2,178	2,746

PROPERTY AND EQUIPMENT, NET	5	28,906	27,560

INTANGIBLE ASSETS, NET	6	3,192	1,544

Total long-term assets		40,779	37,769

Total assets		$267,249	$244,225

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2015	2016
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	8	$34,922	$17,000
Trade payables		73,638	68,408
Deferred revenues		8,901	2,673
Other accounts payable and accrued expenses	7	27,052	22,425

Total current liabilities		144,513	110,506

LONG-TERM LIABILITIES:
Accrued severance pay and pensions		9,276	9,198
Other long-term liabilities		10,639	8,357

Total long-term liabilities		19,915	17,555

COMMITMENTS AND CONTINGENT LIABILITIES	11

SHAREHOLDERS' EQUITY:	12
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2015 and 2016; Issued: 81,118,387 and 81,250,452 shares at December 31, 2015 and 2016, respectively; Outstanding: 77,636,864 and 77,768,929 shares at December 31, 2015 and 2016, respectively		214	214
Additional paid-in capital		408,174	409,320
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2015 and 2016		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,616)	(7,848)
Accumulated deficit		(276,860)	(265,431)

Total shareholders' equity		102,821	116,164

Total liabilities and shareholders' equity		$267,249	$244,225

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2014	2015	2016

Revenues	14b	$371,112	$349,435	$293,641
Cost of revenues		286,670	246,487	194,479

Gross profit		84,442	102,948	99,162

Operating expenses:
Research and development, net		35,004	22,930	21,695
Selling and marketing		56,059	40,816	39,515
General and administrative		23,657	21,235	20,380
Restructuring costs		6,816	1,225	-
Goodwill impairment		14,765	-	-
Other income		(19,827)	(4,849)	(1,921)

Total operating expenses		116,474	81,357	79,669

Operating income (loss)		(32,032)	21,591	19,493
Financial expenses, net	15	37,946	14,738	6,303

Income (loss)before taxes on income		(69,978)	6,853	13,190

Taxes on income	13b	6,501	5,842	1,761

Net income (loss)		$(76,479)	$1,011	$11,429

Net Income (loss) per share:

Basic net income (loss) per share		$(1.22)	$0.01	$0.15

Diluted net income (loss) per share		$(1.22)	$0.01	$0.15
Weighted average number of ordinary shares used in computing basic net income (loss) per share		62,518,602	77,239,409	77,702,788
Weighted average number of ordinary shares used in computing diluted net income (loss) per share		62,518,602	77,296,681	78,613,528

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Net income (loss)	$(76,479)	$1,011	$11,429
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(1,853)	(4,149)	861

Available-for-sale investments:
Change in net unrealized gain (losses)	260	(423)	-
Amounts reclassified from AOCI	(735)	330	-

Net change	(475)	(93)	-

Cash flow hedges:
Change in net unrealized gains (losses)	(709)	(153)	168
Amounts reclassified from AOCI	495	(110)	(261)

Net change	(214)	(263)	(93)

Other comprehensive income (loss), net	(2,542)	(4,505)	768

Total of comprehensive income (loss)	$(79,021)	$(3,494)	$12,197

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2014	52,457,168	$141	$357,989	$(20,091)	$(1,569)	$(201,392)	$135,078

Exercise of options and RSU's	573,698	1	-	-	-	-	1
Issuance of shares, net of $ 400 issuance expenses	24,100,000	70	45,079	-	-	-	45,149
Share-based compensation expense	-	-	3,345	-	-	-	3,345
Other comprehensive loss, net	-	-	-	-	(2,542)	-	(2,542)
Net loss	-	-	-	-	-	(76,479)	(76,479)

Balance as of December 31, 2014	77,130,866	212	406,413	(20,091)	(4,111)	(277,871)	104,552

Exercise of options and RSU's	505,998	2	136	-	-	-	138
Share-based compensation expense	-	-	1,625	-	-	-	1,625
Other comprehensive loss, net	-	-	-	-	(4,505)	-	(4,505)
Net income	-	-	-	-	-	1,011	1,011

Balance as of December 31, 2015	77,636,864	214	408,174	(20,091)	(8,616)	(276,860)	102,821

Exercise of options and RSU's	132,065	*)-	75	-	-	-	75
Share-based compensation expense	-	-	1,071	-	-	-	1,071
Other comprehensive income, net	-	-	-	-	768	-	768
Net income	-	-	-	-	-	11,429	11,429

Balance as of December 31, 2016	77,768,929	214	409,320	(20,091)	(7,848)	(265,431)	116,164

*) Represent an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net income (loss)	$(76,479)	$1,011	$11,429
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,498	12,203	10,037
Share-based compensation expense	3,345	1,625	1,071
Impairment of long-lived assets	2,367	-	-
Impairment of goodwill	14,765	-	-
Other than temporary impairment and loss from sale of marketable securities	3,471	330	-
Accrued severance pay and pensions, net	(787)	(1,188)	28
Decrease (increase) in trade receivables, net	(33,876)	39,545	11,051
Decrease in other accounts receivable and prepaid expenses	11,283	(1,291)	4,747
Decrease in inventories	1,792	10,240	4,706
Increase (decrease) in trade payables	25,155	(28,444)	(2,355)
Increase (decrease) in deferred revenues	9,699	(8,766)	(6,228)
Decrease in deferred tax asset, net	9,788	1,975	478
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(16,300)	(11,119)	(9,193)

Net cash provided by (used in) operating activities	(32,279)	16,121	25,771

Cash flows from investing activities:
Purchase of property and equipment	(12,691)	(5,266)	(8,190)
Investment in short-term bank deposits	(36)	(19)	(153)
Proceeds from maturities of short-term bank deposits	69	432	153
Proceeds from sale of marketable securities	5,161	122	-

Net cash used in investing activities	(7,497)	(4,731)	(8,190)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from financing activities:
Proceeds and loans from financial institutions	22,691	4,200	-
Repayment of bank loan	(29,012)	(20,182)	(17,922)
Proceeds from issuance of shares, net	45,149	-	-
Proceeds from exercise of options	-	138	75

Net cash provided by (used in) financing activities	38,828	(15,844)	(17,847)

Effect of exchange rate changes on cash	(36)	(651)	286

Decrease in cash and cash equivalents	(984)	(5,105)	20

Cash and cash equivalents at the beginning of the year	42,407	41,423	36,318

Cash and cash equivalents at the end of the year	$41,423	$36,318	$36,338

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$2,572	$1,509	$1,370

Cash paid during the year for interest	$3,541	$2,820	$1,739

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

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see notes 14b and 14c.

b.	Acquisitions:

On January 19, 2011 ("Acquisition Date"), the Company completed the acquisition of Nera Networks AS (now called Ceragon Networks AS) and its subsidiaries (the "Nera") from Eltek ASA. The consideration for all of the shares of Nera was $ 57,175. January 19, 2011 was considered to be the Acquisition Date, as control was obtained, assets were received and liabilities assumed. Eltek ASA undertook not to compete with the Company for a period of five years. In April 2014, the Company signed an agreement with Eltek ASA, to settle all claims, counter claims, legal proceedings, and any other contingent or potential claims regarding alleged breaches of representations and warranties contained in the purchase agreement governing the Nera Acquisition from Eltek in January 2011. In May 2014, the Company received $ 16,800 in cash, net of associated legal expenses and recorded it as part of other income in the consolidated statements of operations.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	Cost reduction plan:

During the fourth quarter of 2014, in addition to previous restructuring plans, the Company initiated another restructuring plan to reduce its operating cost and improve its efficiency, mainly by relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly post termination benefits, write-off of property and equipment that is related to activities that were terminated and facilities related expenses for warehouse and office closing and relocations. The total restructuring costs in 2014 and 2015 associated with exiting activities of the Company were $ 5,838 and $ 1,225, respectively, recorded in operating expenses, as restructuring costs. Additional restructuring cost of $978 included in 2014 expenses is related to previous restructuring plan.

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

The financial statements of the Company's Brazilian subsidiaries, whose functional currency is not the dollar, have been re-measured and translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

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

As of December 31, 2015, and 2016, the Company had no short-term bank deposits.

g.	Inventories:

Inventories are stated at the lower of cost or net releasable value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, if required the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

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

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2014 the Company recognized impairment expenses in the amount of $ 2,367. During 2015 and 2016, no impairment losses have been recognized

j.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 13c.

The Company adopted ASC topic 740-10, "Income Taxes", ("ASC 740-10"). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 13g.

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

According to ASC 350, goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company's reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit's carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded. During 2014, the Company identified indicators of goodwill impairment and accordingly performed the two-step impairment which resulted in recording an impairment charge of its goodwill.

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

When required, the Company complies with ASC 605-25, "Multiple-Deliverable Revenue Arrangements". This standard changes the requirements for establishing separate units of accounting in a multiple element arrangement by elimination of the residual method and requires the allocation of arrangement consideration to each deliverable to be based on using the relative selling price method.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to the guidance of ASC 605-25, when a sales arrangement contains multiple elements, such as equipment and services, the Company allocates revenues to each element based on a selling price hierarchy.

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

The Company generally offers a standard limited warranty, including parts and labor for an average period of 1-3 years for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company recorded income from decrease of warranty provision for the years ended December 31, 2014, 2015 and 2016 in the amount of $ 133, $ 139 and $ 252, respectively. As of December 31, 2015 and 2016, the warranty provision was $ 2,712 and $ 2,460, respectively.

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

As of December 31, 2015 and 2016, the Company sold trade receivables to several different financial institutions in a total net amount of $ 14,443 and $ 14,306, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

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

As of December 2015 and 2016, accrued severance pay amounted to $ 6,914 and $ 6,825, respectively. Severance expense for the years ended December 31, 2014, 2015 and 2016, amounted to approximately $ 1,964, $ 2,130 and $ 1,662, respectively.

t.	Pension accrual:

The Company accounts, for its obligations for pension and other postretirement benefits, in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 10.

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

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2014, 2015 and 2016:

	December 31,
	2014	2015	2016

Dividend yield	0%	0%	0%
Volatility	49%-65%	48%-70%	51%-73%
Risk free interest	0.1%-2.40%	0.1%-2.40%	0.2%-2.1%
Early exercise multiple	2.20-2.80	2.60-3.40	2.20-3.40

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of AOCI, net of tax, were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2016	$(163)	$(8,453)	$(8,616)

Other comprehensive income (loss) before reclassifications	168	861	1,029
Amounts reclassified from AOCI	(261)	-	(261)

Other comprehensive income (loss)	(93)	861	768

Balance as of December 31, 2016	(256)	(7,592)	(7,848)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2016 derive from realized gains on Cash Flow Hedges, included in operating expenses.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 6,895,891, 5,679,468 and 3,848,290 for the years ended December 31, 2014, 2015 and 2016, respectively.

aa.	Going concern:

In 2016, the Company adopted ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15), that provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and to provide related footnote disclosures. The adoption of ASU 2014-15 don't have any impact on the consolidated financial statements or related disclosures.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income (loss) or shareholders' equity.

ac.	Impact of recently issued Accounting Standards:

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2016 on a retrospective basis. Prior periods have been retrospectively adjusted. As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the December 31, 2015 balance sheet: a $1,633 decrease to current deferred tax assets and a corresponding increase to noncurrent deferred tax asset.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02-Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840. The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships” (“ASU 2016-05”), which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require de-designation of that hedging relationship, provided that all other hedge accounting criteria are met. The new guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within this fiscal year. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-05 on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation", which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company's Consolidated Financial Statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2022. The amendments in this update are effective for fiscal years beginning after December 31, 2019, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements, footnote disclosures and employee benefit plans’ accounting.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective on January 1, 2019. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

In October 2016, the Financial Accounting Standards Board, ("FASB") issued ASU 2016-16, Income Taxes - Intra-Entity Transfers of Assets Other Than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year. The new standard should be adopted on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated financial statements and related disclosures.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.  This standard requires the presentation of the statement of cash flows to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the timing of adoption and the effects of the adoption of this ASU on the consolidated financial statements.

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently evaluating the method of adoption.

The new standard will be effective for the Company beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The Company will adopt the new standard as of January 1, 2018.

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company has evaluated the impact of the standard on majority of its revenue streams and associated contracts. The Company formed an implementation work group and expects to complete the evaluation of the impact of the accounting and disclosure changes on its business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017.

Currently, the Company is analyzing the impact that the adoption of the standard will have on specific performance obligations and variable consideration transactions. In addition, incremental costs that are related to sales from contracts signed during the period would require capitalization. The company also will consider if there is a significant financing component if the time between payment and delivery is more than one year.

The Company continues to assess all potential impacts under the new revenues standard.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2016

Government authorities	$6,219	$7,856
Advances to suppliers	3,593	668
Deferred charges and prepaid expenses	8,379	4,304
Financial institutions	3,411	3,493
Other	2,177	755

	$23,779	$17,076

NOTE 4:-	INVENTORIES

	December 31,
	2015	2016

Raw materials	$6,984	$7,651
Work in progress	252	232
Finished products	42,454	37,764

	$49,690	$45,647

During the year ended December 31, 2014, 2015 and 2016, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 3,515, $ 5,124 and $ 4,503, respectively that have been included in cost of revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016

Cost:
Computers, manufacturing, peripheral equipment	$86,244	$90,397
Office furniture and equipment	2,903	2,938
Leasehold improvements	1,161	1,079

	90,308	94,414
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	58,469	63,656
Office furniture and equipment	2,084	2,435
Leasehold improvements	849	763

	61,402	66,854

Depreciated cost	$28,906	$27,560

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were $ 11,377, $ 10,338 and $ 8,389 respectively.

Changes of property and equipment not resulted in cash flow outflows as of December 31, 2015 and 2016 amounted of $ (1,013) and $ (1,221), respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-        INTANGIBLE ASSETS, NET

a.          Intangible assets:

The following table sets forth the components of intangible assets associated with the Nera Acquisition:

	December 31,
	2015	2016
Original amounts:

Technology	$8,600	$8,600
Trademarks	800	800
Customer relationships	7,970	7,970

	17,370	17,370
Accumulated amortization:

Technology	6,082	7,314
Trademarks	800	800
Customer relationships	7,296	7,712

	14,178	15,826

Intangible assets, net	$3,192	$1,544

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

b.	Amortization expense for the years ended December 31, 2014, 2015 and 2016 amounted to $ 2,121, $ 1,865 and $1,648 respectively.

c.	The estimated future amortization expense of purchased intangible assets as of December 31, 2016 is $ 1,544 which will be charged in 2017.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-        OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2016

Employees and payroll accruals	$11,352	$11,099
Provision for warranty costs	2,712	2,460
Government authorities	4,820	3,655
Accrued expenses	5,035	4,128
Other accounts payables	3,133	1,083

	$27,052	$22,425

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-        LOAN AND CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions, under which a sum of up to $ 40,200 in the form of bank guarantees and $ 73,500 in the form of loans was available. The agreement replaced all of the Company's previously existing credit facilities. Each portion of the Credit Facility was operated by its furnishing financial institution.

The Credit Facility was secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants.

Repayment could have been accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

During 2014 and 2015 the Company amended its Credit Facility arrangements. The loan facility was reduced gradually to $ 50,000 and few financial covenants, interest rates and fees were adjusted. In addition, the Company was allowed to discount LC (Letter of Credit) from one of its customers up to $ 54,000 which was in addition to the existing $ 20,000 receivables factoring limit.

In March 2016, the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2017 (from June 30, 2016).

In December 2016, the Company signed a further amendment to its agreement with the four financial institutions to increase the allowed discounting activities of LC receivables to $ 94,000.

In March 2017, the Company signed a further amendment to its agreement with the four financial institutions to extend the credit facility repayment date to March 31, 2018. One of the four bank had to terminate its participation in the agreement because of regulatory constraints and its share in the Credit Facility was re-distributed by the other three on a pro-rata basis. In addition the credit facility for bank guarantees was increased to $ 50,200. Other change adjusted the fees and interest spread to the same levels of the original agreement from March 2013.

As of December 31, 2016 the Company utilized $ 17,000 out of $ 50,200 of available credit lines from several banks. The credit lines carry interest rates in the range of Libor+3.3% and Libor+3.4%.

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders’ equity value and financial assets, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable. As of December 31, 2016 and 2015, the Company met all of its covenants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	DERIVATIVE INSTRUMENTS

As of December 31, 2015, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 122,407 in consideration for $ 31,686 maturing, in a period of up to one year. As of December 31, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 71,274 in consideration for $ 18,890 maturing in a period of up to one year.

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

	Loss recognized in Statements of Comprehensive loss		Gain (loss) recognized in consolidated statements of operations
	December 31,	Statement of	Year ended December 31,
	2016	Operations item	2014	2015	2016

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$(256)	Operating expenses	$(495)	$110	$261

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(240)	705	(452)

Total	$(256)		$(735)	$815	$(191)

		December 31,
	Balance sheet	2015	2016
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	"Other account receivables and prepaid expenses"	$-	$21
	"Other account payables and accrued expenses"	$(163)	$(277)
	"Other comprehensive income (loss)"	$(163)	$(256)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	"Other receivables and prepaid expenses"	$138	$176
	"Other account payables and accrued expenses"	$(395)	$(79)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and 4 unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2016, almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2016 the pension scheme has 0 members.

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

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers as at December 31, 2016. These plans together represent 100% of the PBO of the entire group.

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2016, and the statement of funds status as of December 31, 2016:

	December 31,
	2015	2016

Accumulated benefit obligation	$2,362	$2,444

Change in projected benefit obligation
Projected benefit obligation at beginning of year	3,243	2,362
Liability assumed at the acquisition date of Nera
Service cost	16	18
Interest cost	53	55
Expenses paid	(315)	(322)
Exchange rates differences	(417)	56
Actuarial loss (gain)	(218)	204

Projected benefit obligation at end of year	$2,362	$2,373

Fair value of plan assets at end of year	$-	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	PENSION LIABILITIES, NET (Cont.)

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2016 is as follows:

	December 31,
	2015	2016
Weighted-average assumptions
Discount rate	2.70%	2,30%
Rate of compensation increase	2.50%	2.25%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2016 net periodic benefit cost and the 2016 benefit obligation, the Company has used a discount rate of 2.30%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2015 and 2016:

	December 31,
	2015	2016
Components of net periodic benefit cost
Service cost	$16	$18
Interest cost	53	55

Net periodic benefit cost	$69	$73

Benefit payments are expected to be paid as follows:

	December 31,
	2015	2016

2016	290	-
2017	240	270
2018	150	200
2019 and thereafter	700	740

	$1,380	$1,210

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

For the years ended December 31, 2014, 2015 and 2016, an actuarial gain (loss) of $ (533), $ 174 and $ (204) respectively, was recognized in statements of income (loss).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2016, are as follows:

2017	$4,612
2018	1,781
2019	1,185
2020	591
2021 and thereafter	157

$8,326

Expenses for lease of facilities for the years ended December 31, 2014, 2015 and 2016 were approximately $ 5,426, $ 3,797 and $ 4,235, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2014, 2015 and 2016 were approximately $ 1,174, $ 1,175 and $ 735, respectively.

b.
During 2015 and 2016, the Company received several grants from the Israeli Innovation Authority("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2014, 2015 and 2016 in the amount of $ 1,092, $ 1,318 and $ 2,536, respectively.

c.	Charges and guarantees:

As of December 31, 2015 and 2016, the Company provided bank guarantees in an aggregate amount of $ 25,410 and $ 32,203, respectively, with respect to tender offer guarantees and performance guarantees to its customers.

d.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The Company filed its defense on June 21, 2015, and on October 22, 2015 the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery, and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiff. The plaintiff filed his reply to the Company’s response to the motion on April 2, 2017. A preliminary hearing has been set to May 8, 2017. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs.

The initial procedure (i.e. until the District Court decides whether to approve the motion or to deny it) has been conducted for over 2 years now. The Company is unable to estimate how long it is expected to last. The Company believes that the District Court should deny the motion. There is no assurance that the Company's position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

The Company believes it has strong defense claims and intends to vigorously defend its position. The Company cannot assess the outcome of this claim due its early stage. Therefore, the company did not record a provision as of December 31, 2016.

NOTE 12:-	SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol "CRNT".

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.
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

1.
In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options and RSU’s may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options or RSU’s, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2016, the Company has 779,327 Ordinary shares available for future grant under the Plan.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted Share Units ("RSUs") pursuant to such Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2016
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,465,782	$4.81	4.76	$88
Granted	1,777,875	$1.43
Exercised	(72,832)	$1.18
Forfeited or expired	(680,652)	$6.78

Outstanding at end of the year	7,490,173	$3.86	4.33	$6,003

Options exercisable at end of the year	4,021,641	$6.01	3.92	$1,639

Vested and expected to vest	6,611,066	$4.20	4.26	$4,842

	Year ended December 31, 2016
	Number of RSUs	Aggregate intrinsic value

Outstanding at beginning of year	106,768	$120
Granted	-
Exercised	(59,233)
Forfeited	-

Outstanding at end of the year	47,535	$125

Vested and expected to vest	43,118	$113

The Company's options are generally granted at exercise prices which are equal to the average market value of the ordinary shares in the period of 30 trading days prior to the grant date. The weighted average grant date fair value of the options granted during 2014, 2015 and 2016 were $ 0.96, $ 0.54 and $ 0.78, respectively. No RSUs were granted during 2015 and 2016.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last day of the year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options and RSUs exercised during the years ended December 31, 2015 and 2016 were $ 480 and $ 238, respectively. As of December 31, 2016, there was $ 1,085 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 0.92 years.

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2016	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	47,535		0.00	-
0.01-2.00	4,015,854	4.65	1.19	1,064,599	4.36	1.19
2.01-4.00	921,522	4.72	2.49	420,067	4.37	2.62
4.01-6.00	933,139	2.94	5.22	917,317	2.88	5.23
6.01-8.00	41,500	5.39	6.84	41,500	5.39	6.84
8.01-10.00	845,074	4.17	9.07	845,074	4.17	9.07
10.01-13.04	733,084	3.94	12.35	733,084	3.94	12.35

	7,537,708			4,021,641

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2014, 2015 and 2016, was comprised as follows:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	$215	$73	$30
Research and development	1,625	736	151
Selling and marketing	674	495	369
General and administrative	831	321	521

Total stock-based compensation expenses	$3,345	$1,625	$1,071

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13:-      TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, starting tax year 2003, results of operations in Israel are measured in terms of earnings in U.S. dollars.

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

NOTE 13:-      TAXES ON INCOME (Cont.)

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

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. As of December 31, 2016, the management believes that the Company is in compliance with all of the aforementioned conditions.

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% to 25% (depending on the percentage of foreign ownership in each tax year).

The Company has three capital investment programs that have been granted approved enterprise status, under the Law and two programs under benefited enterprise status pursuant to Amendment 60.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-      TAXES ON INCOME (Cont.)

Income from sources other than the "Approved Enterprise" and "Benefited Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

Effective January 1, 2011, the "Knesset" (Israeli Parliament) enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("Amendment 68"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to preferred enterprise entire preferred income. The Company can elect to apply Amendment by waiving its  benefits under the approved enterprise and benefited enterprise programs. According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings in 2014 and thereafter will be subject to tax at a rate of 20%.

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2016. The Company may change its position in the future.

In December 2016, the Knesset passed an additional amendment to the Law which provides for additional  benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in Amendment 73) to 12% (the "Amendment"). However, the Amendment has not yet come into effect as regulations for implementation of have not yet been promulgated by the Minister of Finance and therefore the Company cannot yet evaluate the effect of the Amendment on its financial statements.

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

NOTE 13:-      TAXES ON INCOME (Cont.)

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

Taxable income of Israeli companies was subject to tax at the rate of 26.5% in the years ended December 31, 2014 and 2015 and 25% in 2016.

In December 2016 the Knesset approved amendment 235 to the Income Tax Ordinance which further reduces the corporate tax rate to 24% in 2017 and 23% in 2018 and thereafter. The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 13.a2 above).

Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

b.	The income tax expense (benefit) for the years ended December 31, 2014, 2015 and 2016 consisted of the following:

	Year ended December 31,
	2014	2015	2016

Current	$(3,382)	$3,895	$1,418
Deferred	9,883	1,947	343

	$6,501	$5,842	$1,761

Domestic (Israel)	$335	$(606)	$968
Foreign	6,166	6,448	793

	$6,501	$5,842	$1,761

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-      TAXES ON INCOME (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2015	2016
Deferred tax assets:

Net operating loss carry forward	$64,476	$79,860
Research and Development	5,147	3,843
Other temporary differences mainly relating to reserve and allowances	30,283	28,012

Deferred tax asset before valuation allowance	99,906	111,715
Valuation allowance	(97,899)	(110,143)

Deferred tax asset	2,007	1,572

Deferred tax liabilities:

Acquired intangibles	(185)	(228)

Deferred tax asset, net	$1,822	$1,344

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 97,899 and $110,143 at December 31, 2015 and 2016, respectively.

d.	Net operating loss carry forward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2016 in the amount of approximately $ 211,187 and $ 7,870, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-      TAXES ON INCOME (Cont.)

As of December 31, 2016, the Company's U.S. subsidiary had a U.S. federal net operating loss carry forward of approximately $ 845 that can be carried forward and offset against taxable income and that expires during the years 2017 to 2031. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2016, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 12,700 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2016, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 74,196 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

e.	Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$(81,227)	$14,479	$(518)
Foreign	11,249	(7,626)	13,708

	$(69,978)	$6,853	$13,190

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Income (Loss) is as follows:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-      TAXES ON INCOME (Cont.)

	Year ended December 31,
	2014	2015	2016
Income (Loss) before taxes as reported in the consolidated statements of operations	$(69,978)	$6,853	$13,190

Statutory tax rate	26.5%	26.5%	25%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$(18,544)	$1,816	$3,298
Non-deductible expenses	2,741	1,527	467
Non-deductible expenses related to employee stock options	886	430	268
Changes in tax rate	-	-	8,900

Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	20,286	2,003	(10,055)
Other	1,132	66	(1,117)

Actual tax expense	$6,501	$5,842	$1,761

g.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2015	2016

Uncertain tax positions, beginning of year	$4,659	$6,942
Decreases in tax positions for prior years	(3,722)	(4,362)
Increases in tax positions for prior years	2,875	620
Increase in tax position for current year	3,130	1,486

Uncertain tax positions, end of year	$6,942	$4,686

The Company has further accrued $ 902 due to interest and penalty related to uncertain tax positions as of December 31, 2016.

As of December 31, 2016, the Company is undergoing income and indirect tax audits in Africa. In addition, during 2016, the Company reached an arrangement with the Norwegian IRS resulted in a reduction of $650 in tax positions.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2014, 2015 and 2016 and long-lived assets as of December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
Revenues from sales to unaffiliated customers:

North America	$40,353	$45,934	$40,236
Europe	58,537	48,637	43,457
Africa	55,954	34,642	19,872
Asia-Pacific and Middle East	42,095	31,929	29,743
India	92,066	105,990	80,247
Latin America	82,107	82,303	80,086

	$371,112	$349,435	$293,641

Property and equipment, net, by geographic areas:

Israel		$26,127	$23,162

Others		2,779	4,398

		$28,906	$27,560

c.	Major customer data as a percentage of total revenues:

In 2014 the company had revenue from a single customer that accounted for approximately 16.1% of total revenues. In 2015, the Company had revenue from a single customer group of affiliated companies equaling 17.7% of total revenues, in 2016 the company had revenue from a single customer that accounted for approximately 16.6% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-      SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2014	2015	2016

Financial income:
Interest on marketable securities and bank deposits	$140	$101	$242
Foreign currency translation differences and derivatives	1,567	1,273	966

	1,707	1,374	1,208
Financial expenses:
Bank charges and interest on loans	(7,691)	(5,885)	(3,794)
Foreign currency translation differences (*)	(28,491)	(9,897)	(3,717)
Impairment and amortization of premium on marketable securities (*)	(3,471)	(330)	-

	(39,653)	(16,112)	(7,511)

	$(37,946)	$(14,738)	$(6,303)

(*)
The amounts for the years ended December 2014 and 2015 include expenses of $ 20,452 and $1,634, respectively, resulting from the devaluation of the local currency in Venezuela, pursuant to SICAD II, and the related realization of certain assets denominated in or linked to the U.S. dollar due to restrictive government policies on payments in foreign currency. During 2016, the Company recorded $ 907 income upon collection of trade receivables balances at a rate which is higher than the SICAD II. In addition, for the year ended December 31, 2014 this amount also includes $ 2,170 related to certain transactions to expatriate cash from Venezuela and Argentina.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-      SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2014	2015	2016
Numerator:
Numerator for basic and diluted net income (loss) per share - income (loss) available to shareholders of Ordinary shares	$(76,479)	$1,011	$11,429

Denominator:
Denominator for basic net income (loss) per share - weighted average number of shares	62,518,602	77,239,409	77,702,788

Effect of dilutive securities:
Employee stock options and RSU	*)-	57,272	910,740

Denominator for diluted net income (loss) per share - adjusted weighted average number of shares	62,518,602	77,296,681	78,613,528

*) Anti-dilutive

NOTE 16:-      FAIR VALUE MEASUREMENT:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2016
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(159)	$(159)

Total liabilities	$(159)	$(159)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-      FAIR VALUE MEASUREMENT (Cont.)

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,699, $ 1,060 and $ 1,668 in 2014, 2015 and 2016, respectively.

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

The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 2,046 in 2014, $ 2,182 in 2015 and $ 1,963 in 2016.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-      RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products which are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 4,149, $ 2,911 and $ 2,866 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 100, $ 51 and $ 1,019 for the years ended December 31, 2014, 2015 and 2016, respectively.

Transactions with related parties:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	$4,613	$3,343	$3,561

Research and development expenses	$1,244	$1,465	$1,093

Selling and marketing expenses	$914	$737	$733

General and administrative expenses	$1,123	$606	$1,109

Purchase of property and equipment	$100	$51	$1,019

Balances with related parties:

	December 31,
	2015	2016

Trade payables, other accounts payable and accrued expenses	$1,915	$1,209