Form 20-F
period 2017-12-31
CERAGON NETWORKS LTD
filed 2018-03-27
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 78,045,192 Ordinary Shares, NIS 0.01 par value.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

Selected Consolidated Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2013 to 2017. The selected consolidated statement of operations data for the years 2015, 2016 and 2017, and the selected consolidated balance sheet data at December 31, 2016 and 2017, have been derived from our audited consolidated financial statements set forth in Item 18. “FINANCIAL STATEMENTS.” The selected consolidated statement of operations data for the years 2013 and 2014 and the selected consolidated balance sheet data at December 31, 2013, 2014 and 2015, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). You should read the consolidated financial data with the section of this annual report entitled Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2013	2014	2015	2016	2017
	(In thousands of dollars, except share and per share data)

Revenues	361,772	371,112	349,435	293,641	332,033
Cost of revenues	249,543	286,670	246,487	194,479	224,698
Gross profit	112,229	84,442	102,948	99,162	107,335

Operating expenses:
Research and development	42,962	35,004	22,930	21,695	25,703
Selling and marketing	67,743	56,059	40,816	39,515	41,656
General and administrative.	26,757	23,657	21,235	20,380	18,576
Restructuring costs	9,345	6,816	1,225	-	-
Goodwill impairment	-	14,765	-	-	-
Other income	(7,657)	(19,827)	(4,849)	(1,921)	(1,746)
Total operating expenses	139,150	116,474	81,357	79,669	84,189

Operating income (loss)	(26,921)	(32,032)	21,591	19,493	23,146
Financial expenses, net	(14,018)	(37,946)	(14,738)	(6,303)	(5,889)
Income (loss) before taxes.	(40,939)	(69,978)	6,853	13,190	17,257
Tax on income	(6,539)	(6,501)	(5,842)	(1,761)	(1,697)
Net income (loss)	(47,478)	(76,479)	1,011	11,429	15,560

Basic net earnings (loss) per share	$(1.23)	$(1.22)	$0.01	$0.15	$0.20
Diluted net earnings (loss) per share	$(1.23)	$(1.22)	$0.01	$0.15	$0.19

Weighted average number of shares used in computing basic earnings (loss) per share	38,519,606	62,518,602	77,239,409	77,702,788	77,916,912
Weighted average number of shares used in computing diluted earnings (loss) per share	38,519,606	62,518,602	77,296,681	78,613,528	79,942,353

	Year ended December 31,
	2013	2014	2015	2016	2017
	(In thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents bank deposits, short and long term marketable securities	52,337	42,371	36,318	36,338	26,873
Working capital	106,765	87,748	81,957	95,950	105,362
Total assets	365,971	341,873	267,249	244,225	253,593
Total long term liabilities	52,498	31,822	19,915	17,555	14,245
Shareholders’ equity	135,078	104,552	102,821	116,164	133,898

Risk Factors

The following risk factors, among others, could affect our business, results of operations or financial condition and cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. You should carefully consider the risks described below, in addition to the other information contained elsewhere in this annual report. The following risk factors are not the only risk factors that the Company faces, and as such, additional unknown risks and uncertainties that we currently deem immaterial may also affect our business. Our business, financial condition and results of operations could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occur. In such an event, the market price for our ordinary shares could decline.

Risks Relating to Our Business

A significant portion of our business concentrates in certain regions and more considerably in India, where two customers represent a significant portion of our revenues. Such concentration may negatively affect our business, financial condition and results of operations, should the amount of business coming from these regions and more specifically from these two customers, decrease or cease.

In 2017, approximately 37.9% of our total revenues came from two customers in India. In 2015 and 2016, approximately 21.2% and 24.2%, respectively, of our total revenues came from these two customers in India.  Our sales are mostly generated from standard purchase orders rather than long-term contracts. Accordingly, these large customers are not obligated to purchase from us a fixed amount of products or services over any period of time from us, and may terminate or reduce their purchases from us at any time without notice or penalty. We therefore have difficulty projecting future revenues from these customers. The loss of these customers or any material reduction in orders from them, in the absence of gaining new significant customers replacing them, could adversely affect different aspects of our results of operations, including cash flow and financial condition. In addition, the difficulty to project future revenues from these customers, could have, and had in the past, an adverse effect on our reported revenues, profitability and cash flow.

Furthermore, concentration of business in specific geographic regions entails risks in case certain events occur in these regions,  such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, changes in governmental controls and regulations (including those specifically related to the communication industry), changes in tariffs and taxes, trade restrictions, a downturn in economic or financial conditions, an outbreak of hostilities, political or economic instability, as well as any other extraordinary events having an adverse effect on the economy or business environment in this region, which will harm the operations of our customers in these regions, and result in a significant decline of business coming from that region. We have experienced the realization of some of these risks in India as well as in Africa and in Latin America in previous years, and further realization of any of these or other risks could result in a material reduction in orders and could adversely affect our results of operations, including cash flow, and our financial condition.

We sell a single family of products and have been focusing on the “best-of-breed” segment of the wireless backhaul market, which we believe has the most profit potential. Selling a single family of products and focusing on one segment of the market, may result in sensitivity to the changes in demand for this segment. If this segment of the market will experience decline in demand it may negatively affect our business, financial condition and results of operations.

 We mainly attribute our improvement in profitability to the continued implementation of our business strategy, a key element of which is the focus on the best-of-breed segment of the wireless backhaul market. However, while focusing on this one market segment led in 2017 to a growth in sales, primarily in India, in 2016 and 2015 it led to a decline in sales.  Hence, if this segment of the market would enter into a negative cycle, or our share in it shrinks, our sales and revenues may decline and our results of operations and cash flow may be significantly and adversely affected. In such a case, we may need to take cost reduction measures, which may adversely impact our R&D, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we develop and sell one platform of point-to-point wireless backhaul products into this best-of-breed market. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products in comparison to companies that also sell multiple and diversified product lines and solutions to customers. If technologies or market conditions change, resulting in a decreased demand for our specific technology, we could likely have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

We face intense competition from other wireless backhaul equipment providers. If we fail to compete effectively, our business, financial condition and result of operations would be materially adversely affected.

The market for wireless backhaul equipment is rapidly evolving, highly competitive and subject to rapid changes.

Our primary competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless backhaul solution within their portfolio. These generalists may also compete with us on best-of-breed projects, in which operators invest resources and efforts to select the best wireless backhaul solution. In addition to these primary competitors, a number of smaller microwave communications equipment suppliers, including Aviat Networks Inc. and SIAE Microelectronica S.p.A., offer, or are developing, competing products.

In addition, the industry generalists are substantially larger than us, have longer operating histories and possess greater financial, sales, service, marketing, distribution, technical, manufacturing and other resources.  These generalists have greater name recognition, a larger customer base and may be able to respond more quickly to changes in customer requirements and evolving industry standards. Many of these generalists also have well-established relationships with our current and potential customers and have extensive knowledge of our target markets, which may possibly give them additional competitive advantages. In addition, as these generalists focus more on selling services and bundling the entire network as a full-package offering, some of our customers, which seek best-of-breed solutions like ours, may prefer to purchase “bundled” solutions from the generalists. Moreover, as these generalists are usually financially stronger than us, they may be able to offer customers more attractive pricing and payment terms, which may increase the appeal of their products in comparison to ours.

Furthermore, the market for wireless backhaul equipment is expected to go through significant consolidation; current and potential competitors may make strategic moves such as mergers, acquisitions or establishing cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected. For more information on the best-of-breed market, please refer to Item 4: INFORMATION ON THE COMPANY; B. Business Overview – “Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul.”

It is difficult to predict our gross margin as it is exposed to significant fluctuations as a result of potential changes in the geographical mix of our revenues.

            Our revenues are derived from multiple regions, each of which may consist of a number of countries. Gross margin percentages may vary significantly between different regions and even among different countries within the same region. A significant change in the actual ratio of our revenues among the different regions/countries, whereby the actual ratio of revenues from a higher gross margin region/country exceeds our expectations, may cause our gross margin to significantly increase, while in case the actual ratio of revenues from a lower gross-margin region/country exceeds our expectations, our gross-margin may significantly decrease.

Our operating results may vary significantly from quarter to quarter and from our expectations for any specific period.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter, or from our expectations and guidance for any specific period. Most importantly, delays in product delivery or completion of related services can cause our revenues, net income and operating cash flow to deviate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter.  Factors such as geographical mix, delivery terms and timeline(s), product mix, related services mix and other deal terms may differ significantly from our expectations, and thus impact our revenue recognition timing, gross margins, costs and expenses, as well as cash flow from operations. In addition, the spending decisions of our customers throughout the year may also create unpredictable fluctuations in the timing in which we receive orders and can recognize revenues, which may impact our quarterly results. Such unpredictable fluctuations could be material in cases where these spending decisions are made by our largest customers or regarding significant deals. In addition, the quarterly variation of our operating results may in turn create volatility in the market price for our shares.

We experience high-volatility in the supply needs of our customers, which from time to time lead to delivery pressures. If we fail to effectively cope with such volatility and growing supply demands of our customers, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations.

The delivery requirements of our customers are unevenly spread throughout the year. In addition, we offer our customers a wide variety of products and configurations, and our inability to forecast the quantities or mix of the delivery demands for our products may result in underestimating our material purchasing needs, as well as production capacity requirements.  If we fail to effectively manage our deliveries to the customers in a timely manner, or otherwise fulfill our contractual obligations to them - for example if we are unable to synchronize our supply chain and production process in cases of rapidly increasing production needs - the cost of our material purchasing, manufacturing and logistics may increase and we may also be obligated to pay penalties to our customers for delays, all of which would adversely affect our business, financial results and our relationship with our customers.

Relying on third-party manufacturers, suppliers and service providers may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in case of a single source supplier.

We outsource our manufacturing and the majority of our logistics operations, and purchase ancillary equipment for our products from contract and other independent manufacturers. Disruption in deliveries or in operations of these and other third-party suppliers or service providers, for example – as a result of capacity constraints, production disruptions, price increases, force majeure events, decreased availability of raw materials or commodities, as well as quality control problems related to components - may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs.

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

These delays, disruptions, quality control problems, loss in capacity and problems in logistics processes could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers, increased warranty costs as well as shipment expenses in case of expedited deliveries, possible cancellation of orders, as well as damage our reputation. If any of these problems occur, we may be required to seek alternate manufacturers or logistics service providers and we may not be able to secure such alternate manufacturers or logistics service providers that meet our needs and standards in a timely and cost-effective manner. The above-mentioned risks are exacerbated in the case of raw materials or component parts that are purchased from a single-source supplier.

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

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier, or on a limited number of suppliers, subjects us to the following risks:

•
The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers, which could result in increased manufacturing and shipment costs, penalties or cancellation of orders for our products.

•
The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, our contract manufacturers or we may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products or buy a large stock of the component into inventory before it is discontinued. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins. In addition, we may be exposed to excess inventory of such component, which we will have to write-down in case the demand is not as high as we have anticipated at the time of buying this stock.

•
The component suppliers may significantly increase component prices at any time and with immediate effect, particularly if demand for certain components increases dramatically in the global market. These price increases would increase component procurement costs and could significantly reduce our gross margins and profitability.

Merger and Acquisition activities expose us to risks and liabilities, which could also result in integration problems and adversely affect our business.

We continue to explore potential merger and acquisition opportunities within our wireless backhaul market or as a diversification effort in order to implement a growth strategy. However, we are unable to predict whether or when any prospective acquisitions will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention.

In addition, we also explore potential merger and acquisition opportunities aimed at obtaining technological improvement of our products or diversifying our business to achieve business growth and adding new technologies to our products. These mergers could prove to be unsuccessful, if the new market we were aiming for does not materialize, if we fail to effectively obtain the technological improvement we have anticipated, or if we are unable to integrate the acquired technology into our products.

As a result, the anticipated benefits and cost savings of such mergers and acquisitions or other restructuring may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations cash flow and financial condition as well as the price of our ordinary shares.

Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls.

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our U.S. dollar revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America and in Africa. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.”

A substantial portion of our operating expenses are denominated in New Israeli Shekels (“NIS”), and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and facility related expenses and certain engagements with other Israeli vendors are denominated in NIS as well.  We anticipate that a portion of our expenses will continue to be denominated in NIS. In 2017, the NIS continued to fluctuate in comparison to the U.S. dollar, and appreciated by 6.5% against the U.S. dollar (on an annual average compared to annual average basis).  If the U.S. dollar will continue to devaluate against the NIS, there will be a negative impact on our results of operations.

In some cases, we are paid or maintain monetary assets and liabilities, or cash reserves in certain countries, in non-U.S. dollar currencies. Significant fluctuation in these non-U.S. dollar currencies could have a significant adverse effect on our results of operation, and especially in cases where conversion to U.S. dollars and repatriation of such cash reserves is restricted or impossible, our cash balances may be significantly devaluated and have a material adverse effect on our financial condition. During the first quarter of 2018, the Venezuelan Bolivar suffered from a major devaluation of approximately 1,200% relative to the US dollar. As a result, we expect to record approximately $0.6 million of forex expenses in the first quarter of 2018, primarily related to the erosion of our cash balances in Venezuela.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2017, we incurred losses in the amount of $1.2 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

Moreover, some of our competitors can benefit from currency fluctuations as their costs and expenses are primarily denominated in currencies other than the U.S. dollar. In case the U.S. dollar strengthens against these currencies these competitors might offer their products and services for a lower price and capture market share from us, which might adversely affect our business and negatively influence our results of operation and financial condition.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation of our deferred tax assets.  From time to time, we are subject to income and other tax audits, the timings of which are unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

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

A majority of our sales is made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2017 and 2016, sales in these regions accounted for approximately 74% and 71% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. For example, in the past few years, due to a shortage of foreign currency, the Central Bank of Nigeria put in place a number of currency controls aimed at reducing the flow of foreign currency in Nigeria and out of the country. These restrictions make it hard for our customers in Nigeria to pay for equipment purchases, in U.S. dollars. In some cases, payment for imported goods is made in Nigerian Naira, which exposes us to significant currency fluctuations.

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

•	unexpected changes in or imposition of tax or customs levies, including as a result of actions threatened or taken by the Trump Administration in the United States;

•	fluctuations in foreign currency exchange rates;

•	restrictions on currency and cash repatriation;

•	imposition of tariffs and other barriers and restrictions;

•	burden of complying with a variety of foreign laws, including foreign import restrictions which may be applicable to our products;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	demand for high-volume purchases with discounted prices;

•	collection delays and uncertainties;

•	civil unrest, war and acts of terrorism;

•	requirements to do business in local currency; and

•	requirements to manufacture or purchase locally.

Business practices in emerging markets may expose us to legal and business conduct-related regulatory risks.

Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations, to which we are subject. It is possible that, notwithstanding our policies and in violation of our instructions, some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

A decrease in the industry or reduction in our customers’ revenues from increased regulation or new mobile services may cause operators’ investments in networks to slow, be delayed or stop, which could harm our business.

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include: 1) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; 2) densification and optimization of the 4G network, within the evolution of the LTE standard from relatively low speed single carrier LTE to high speed multiple carrier LTE (LTE-A), to Gigabit 4G LTE (LTE-A-Pro). Network densification and optimization investments that are designed to provide both additional network capacity and higher speeds for a better user experience to the subscriber; 3) early introduction of 5G services; and 4) 2G networks shutdown, which is expected to take place within the next several years and designed to free spectrum for the delivery of additional 4G Gigabit LTE and 5G services.

The proliferation of strategic options for service providers, as outlined above, may cause service providers to prolong evaluations of services and network strategies, resulting in slower and smaller budget spent in the next several years, which may negatively affect our business. In addition, the intensification of use of “over-the-top services” - which make use of the operators’ network to deliver rich content to users but do not generate revenue to operators - is causing operators to lose a substantial portion of their potential revenues. In addition, recent changes to USA policy against net neutrality and the potential adoption of such policy in other countries may negatively affect operators’ revenue streams and result in a decrease in network investments. In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter the market, which may also reduce our customers’ pricing to their end-users, further causing them to lose revenues.  This has made operators more careful in their spending on infrastructure upgrades and build-outs.

As a result, operators are looking for more cost-efficient solutions and network architectures, which will allow them to break the linearity of cost, coverage, capacity and costs of service delivery through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to invest further in their network systems may decrease, which will reduce their demand for our products and services and may have an adverse effect on our business, operating results and financial condition.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

We and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers (customers who are telecom operators with national or multinational service coverage that can reach every other network without purchasing network resources from other network communication providers) and continue to meet market demand in certain emerging markets and other less profitable countries. As a result, we may experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to ‘design to cost’, i.e., introduce new lower-cost products and product enhancements. Since customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from Tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations. Alternatively, if we decide not to pursue some of the deals, our revenues might significantly decrease and harm our business and financial results.

In recent years, we have increased our sales in India, a region typically characterized as being price-sensitive, resulting in pressure on our prices. In 2017, 39.2% of our revenues were earned in India, while in prior years – 2016, 2015 and 2014 – 27.3%, 30.3% and 24.8%, of our revenues, respectively, were generated from sales in India. We expect that our revenues from sale of products in India will continue to constitute a significant portion of our business in the future. In addition, we anticipate continued demand for our products and/or services in Latin America, a market which is also characterized by strong downward pricing pressures.

Challenging global economic conditions could also have adverse, wide-ranging effects on demand for our products and services, as well as for the products of our customers, which could result in reduced revenues, gross margins and profitability.

 The telecommunications industry has experienced downturns in the past, in which operators substantially reduced their capital spending on new equipment. Continued adverse economic conditions, which currently exist in certain jurisdictions, including certain countries in Latin America, Eastern Europe and Africa, could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position.  Over the past several years, network operators have started to share parts of their network infrastructure through cooperation agreements rather than through legal consolidation, which may adversely affect demand for lower cost network equipment. Moreover, the level of demand by operators and other customers who buy our products and services can change quickly and can vary over short periods, including on a monthly basis.

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

If we fail to develop and market new products that keep pace with technological developments, the changing industry standards and our customers’ needs, we may not be able to grow or sustain our business.

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

In addition, the wireless equipment industry is subject to rapid change in technological and industry standards. This rapid change, through official standards committees or widespread use by operators, could either render our products obsolete or require us to modify our products, necessitating significant investment, both in time and cost, in new technologies, products and solutions. We cannot assure you that we will bring products into full production with acceptable reliability, or that any development or production ramp-up will be completed in a timely or cost-effective manner.

We cannot assure you that we will continue to successfully forecast technology trends nor that we will continue to anticipate innovations made by other companies and respond with innovation in a timely manner, which could affect our competitiveness in the market.

Our market is also characterized by a growing demand for more sophisticated and rich software-based capabilities within the network IP layer, some which may require us to utilize and embed additional components, either in hardware or third-party software, in solutions we provide. We therefore cannot assure you that we will continue to be successful in providing these necessary software based capabilities in a cost-effective manner, which could affect our business performance.

We are continuously seeking to develop new products and enhance our existing products. In late 2013 we announced a significant new line of products (IP-20 Platform), which we have continued to enhance with newer products and capabilities every year since. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or in satisfying increasingly sophisticated customer needs in a timely and cost-effective manner, all of which would have a material adverse effect on our ability to grow or maintain our business.  Moreover, we cannot assure that new products being developed based on the IP-20 Platform will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes.

We may encounter technical difficulties as we introduce new products or new versions of existing products into the market, which could impair our ability to fulfill our commitments to our customers in a timely manner and negatively impact our business and results of operations.

In our competitive market, we launch new versions of existing products and new products from time to time. New products and new versions of existing products are more prone to technical problems which, may, among other things, adversely affect our ramping up ability and our ability to meet delivery commitments to our customers in a timely manner, and may cause us to incur additional manufacturing, development and repair costs. This may have a material adverse effect on our business and results of operation.

Breaches of network or information technology security could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. While we maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cyber-security measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to our competitors. In addition, a failure to protect the privacy of customer or employee confidential data against breaches of network or IT security could result in damage to our reputation.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers, therefore each year we invest additional resources and technologies to better protect our assets. We believe that employee awareness is one of the best defensive tools, and thus we continue to implement best practices in this area.  In 2018 we will continue to increase the time spent by our Chief Information Security Officer and its teams in preventing cyber security attacks while being focused on cloud-based solutions. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business.

In 2013 and 2014, we incurred substantial losses and negative cash flows from operations. Although we were profitable and generated cash from our operations during 2015 - 2017, we cannot assure you that we will be able to maintain profitability or continue to have positive operating cash flows.

In 2013 and 2014, we incurred substantial net losses and a negative cash flow from operations. For example, in 2014 we incurred a net loss of $76.5 million, and negative cash flow from operations of $32.3 million. Our losses in prior periods were impacted by decreased gross margins and the significant expenses and charges associated with organizational restructuring activities. In 2015, 2016 and 2017 we recognized net income of $1.0 million, $11.4 million and $15.6 million, respectively, and generated cash flow from operating activities of $16.1 million, $25.8 million and $17.2 million, respectively. However, there is no assurance that we will be able to maintain or improve such results, which may require the implementation of additional cost reduction measures. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and impair our financial condition.

We could be adversely affected by our failure to comply with the covenants in our credit agreement or by the failure of any bank to provide us with credit under committed credit facilities.

We have a committed credit facility available for our use from a syndicate of several banks. Our credit agreement contains financial and other covenants requiring that we maintain, among other things, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit facility and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities, which would have a material adverse effect on our financial condition and ability to operate. In addition, the payment may be accelerated and the credit facility may be cancelled upon an event, in which a current or future shareholder acquires control (as defined under the Israeli Securities Law) of us. For more information, please refer to Item 5: “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources.”

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

Emergence of new 5G radio access technologies, which make use of high frequency microwave and millimeter-wave spectrum in network architectures different than Point-to-Point, could potentially be used by existing and new vendors to provide new and different wireless backhaul solutions and cause our revenues to decrease.

The 5G industry is making significant efforts to provide ultra-high speed multi-Gbps mobile and fixed access between networks and people through smartphones, tablets, CPEs and other devices, as well as machines such as meters, street surveillance and body-worn cameras and more. In order to achieve such high access speeds, microwave and millimeter-wave spectrum, which is currently used primarily for wireless backhaul, may be used more often. Regulators are also making changes to the regulatory status of such additional high frequency spectrum for access use, traditionally used for wireless backhaul. Numerous companies have responded by investing in the development of such access technologies to resolve these challenges in an innovative and cost-effective manner supported by the availability of standards based components and products, which some could potentially be used for wireless backhaul as well. If such products and solutions are made available, those have the potential of taking share from our available backhaul market. If we are unable to respond in time by developing competing and cost effective high-speed wireless backhaul solutions, we could be negatively affected in market share, revenues and profits.

Consolidation of our potential customer base could harm our business.

The increasing trend towards mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant, which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of potential customers decreases. Moreover, some of our potential customers may agree to share networks, resulting in a decreased requirement for network equipment and associated services, and thus a decrease in the overall size of the market.  Network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

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

Some of the principal disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas and limitations in site acquisition for multiple links, favoring other technologies.

To counter the disadvantages of point to point wireless technologies, license exempt technologies in the V-band spectrum (60Ghz band), which can operate in the wide bandwidth available at this band, may be used to deliver multi-Gbps capacity backhaul for a limited set of scenarios, such as dense urban, serving short range point-to-multipoint communications, thereby reducing site acquisition barriers, enabling flexible deployment models. Though the applicability of such solutions is limited to a small set of use cases, with shared capacity thus limiting the peak capacity available for urban backhaul, those may take share from point to point solutions we provide for these same urban scenarios.

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

In a significant number of our projects, we are engaged in supplying our products as total rollout projects, which include installation and other services for our customers. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more rollout projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.  Once a purchase agreement has been executed, the timing and amount of revenue, if applicable, may remain difficult to predict.  The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation or availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. As a result, in these projects we assume greater financial risk. In addition, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

In addition, typically in rollout projects, we are dependent on the customer to issue acceptance certificates to generate and recognize revenue. In such projects, we bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. Moreover, we are not always the prime integrator in these projects and in such cases, the acceptance may be delayed even further since it depends on the acceptance of other network elements not in our control. The early deployment of our products during a long-term project reduces our cash flow, as we generally collect a significant portion of the contract price after successful completion of an acceptance test. If our products are damaged or stolen, if the network we install does not pass the acceptance tests or if the customer does not or will not issue an acceptance certificate, the end user or the system integrator could refuse to pay us any balance owed and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

If any of the above occurs, we may not be able to generate or recognize revenue and we may incur additional costs, any of which could materially adversely impact our results of operation and financial condition.

In projects in which we supply installation or rollout services, we may be required to ramp up rapidly in order to meet our customer’s timelines.

In large projects in the frame of which we supply installation or rollout services, we may be required to ramp up rapidly in order to meet our customer’s requirements. In some cases, we receive orders, which require substantial and rapid acquisition of services by third party service providers or fast hiring of additional employees.

If we are unsuccessful in obtaining rapidly, high quality large scale third party services, or hire adequate employees, we may not be able to meet our obligations to our customers and may be required to pay penalties or even face cancelation of orders.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, using the criteria established in “Internal Control - Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely manner.

At the end of 2014, based on the Company’s evaluation, our management, including the CEO and CFO, identified a material weakness related to our legal entity in Brazil, which accounted for approximately 10% of our total revenue for the year ended December 31, 2014, and approximately 9% of our total assets as of the year ended December 31, 2014, finding that we did not maintain effective controls over our financial reporting and closing procedures as of December 31, 2014. This material weakness resulted from the fact that our accounting and supervisory personnel in Brazil did not have adequate accounting experience to enforce compliance with all the procedures that had been defined to ensure appropriate financial reporting. This deficiency could result in a material misstatement of the annual or interim consolidated financial statements that may not be prevented or detected on a timely basis.

With the oversight of CEO and CFO, we took steps to remediate the underlying causes of the material weakness in Brazil and as a result, as of December 31, 2015, 2016, and 2017, we had no material weakness in our internal controls over our financial reporting.

However, if we conclude in the future that our internal controls over financial reporting are not effective, we may fail to meet our future reporting obligations on a timely basis, our financial statements may contain material misstatements, our operating results may be negatively impacted, and we may be subject to litigation and regulatory actions, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our shares. Even if we conclude that our internal controls over financial reporting are adequate, any internal control or procedure, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives and cannot prevent all mistakes or intentional misconduct or fraud.

Due to inaccurate forecasts, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If the actual orders from our customers are lower than projected, or the mix of products ordered changes, or if we decide to change our product line and/or our product support strategy, our contract manufacturers or other suppliers will have excess inventory of raw materials or finished products, which we would typically be required to purchase, thus incurring additional costs and our gross profit and results of operations could be adversely affected. In addition, our inventory levels may be too high, and inventory may become obsolete or over-stated on our balance sheet. This would require us to write off inventory, which could adversely affect our gross profit and results of operations.

We require our contract manufacturers and other suppliers from time to time, to purchase more inventory than is immediately required and with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increased demand, we may need to make advance payments or compensate our contract manufacturers or other suppliers, as needed. We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products.

Alternatively, if we underestimate our requirements and our actual orders from customers are significantly larger than our planned forecast, we may be required to accelerate production and purchase of supplies, which may result in additional costs of buying components at less attractive prices, paying expediting fees and excess shipment costs, overtime and other manufacturing expenses. As a result, our gross margins and results of operations could be adversely affected.

Inventory of raw materials, work in-process or finished products located either at our warehouses or our customers’ sites as part of the network build-up may accumulate in the future, and we may encounter losses due to a variety of factors, including:

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

It typically takes from three to twelve months after we first begin discussions with a prospective customer, before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids, in tenders issued by our customers or prospective customers, and these tender processes can continue for many months before a decision is made by the customer. In addition, even after the initial decision is made, there may be a lengthy testing and integration phase or contract negotiation phase before a final decision to purchase is made.  In some cases, even if we have signed a contract and our products were tested and approved for usage, it could take a significant amount of time until customer places purchase orders, if at all. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events that impact customers’ decisions occur during such cycle and in turn, increase the difficulty of forecasting our results of operations.

If we fail to obtain regulatory approval for our products, or if sufficient radio frequency spectrum is not allocated for use by our products, our ability to market our products may be restricted.

Generally, our products must conform to a variety of regulatory requirements and international treaties established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products, which may not be affected as much from such changes. Delays in allocation of new spectrum for use with wireless backhaul communications, such as the E and V bands in various countries, at prices which are competitive for our customers, may also adversely affect the marketing and sales of our products.

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products. We may not be successful in obtaining regulatory approval for our products from these authorities and as we develop new products either our products or some of the regulations will need to change to take full advantage of the new product capabilities in some geographies. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted, which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless backhaul at frequencies used by our competitors’ products, could increase the competition we face.

Other areas of regulation and governmental restrictions, including tariffs on imports and technology controls on exports or regulations related to licensing and allocation processes, could adversely affect our operations and financial results.

Our products are used in critical communications networks, which may subject us to significant liability claims.

Since our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. The terms of agreements with our customers do not always provide sufficient protection from liability claims. In addition, any insurance policies we have may not adequately cover our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with our product specifications, but if our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, successful or not, would be costly and time-consuming to defend, and could divert management’s attention and seriously damage our reputation and our business.

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

We sell a limited number of products on an OEM basis through relationships with a number of equipment vendors and software vendors. Our sale of OEM products exposes us to the risk that these equipment vendors and software vendors might terminate their relationships with us, experience technical and financial problems, decide to promote their products through other channels, fail to deliver their products or discontinue production of their products. If we cannot develop alternative sources for OEM products, we could lose certain customers and our revenues could decline.

If we are unable to protect our intellectual property rights, our competitive position may be harmed.

Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology internationally. We currently rely upon a combination of trade secret, patents, trademark and copyright laws, as well as contractual rights, to protect our intellectual property.  However, as our patent portfolio may not be as extensive as those of our competitors, we may have limited ability to assert any patent rights in negotiations with, or in counterclaims against, competitors who assert intellectual property rights against us.

We also enter into confidentiality, non-competition and invention assignment agreements with our employees and contractors engaged in our research and development activities, as well as non-disclosure agreements with our suppliers and certain customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third-party development of similar technologies. Moreover, under current law, we may not be able to enforce the non-competition agreements with our employees to their fullest extent.

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

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We have been exposed to infringement allegations in the past, and we may in the future be notified that we or our vendors, allegedly infringe certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), or to cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products (including those we purchase from third parties). We may be forced to expend significant resources to develop non-infringing technology, obtain licenses for the infringing technology or replace infringing third party equipment. We cannot assure you that we would be successful in developing such non-infringing technology, that any license for the infringing technology would be available to us on commercially reasonable terms, if at all, or that we will find suitable substitute for infringing third party equipment.

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

Risks Related to Our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. income taxes if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2017. However, there can be no assurance that the United States Internal Revenue Service ("IRS") will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2018. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

For more information, please see Item 10. ADDITIONAL INFORMATION – E. Taxation - “U.S. Federal Income Tax Considerations” – “Tax Consequences if We Are a Passive Foreign Investment Company.”

Changes to the U.S. federal tax laws, including the recent enactment of certain tax reform measures, could have an impact on a shareholder’s investment in the Company.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect.  On December 22, 2017, P.L. 115-97 was signed into law making significant changes to U.S. federal tax laws. The impact of these provisions on the Company’s operations and on its investors is uncertain, and may not become evident for some period of time. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

The price of our ordinary shares is subject to volatility. Such volatility could limit investors' ability to sell our shares at a profit, could limit our ability to successfully raise funds and may expose us to class actions against the Company and its senior executives.

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2017, the price of our ordinary shares has ranged from a high of $4.23 per share to a low of $0.89 per share. On December 31, 2017 and 2016, the closing prices of our ordinary shares were $1.98 per share and $2.62 per share, respectively.  A variety of factors may affect the market price of our ordinary shares, including:

•	announcements of technological innovations by us or by others;

•	competitors’ positions and other events related to this market;

•	changes in the Company’s estimations regarding forward looking statements and/or announcement of actual results that vary significantly from such estimations;

•	announcement of corporate transactions or other events impacting our revenues;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	other announcements, whether by the Company or others, referring to the Company’s financial condition, results of operations and changes in strategy;

•	the general state of the securities markets (with a particular emphasis on the technology and Israeli sectors thereof);

•	the general state of the credit markets, the volatility of which could have an adverse effect on our investments; and

•	global macroeconomic developments.

All these factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and may result in substantial losses to our investors.

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

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management's attention and Company resources from business. On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action is based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs (see below in Item 8. “FINANCIAL INFORMATION”). Although the Company believes it has a strong defense against these allegations and that the District Court should deny the motion to approve the class action, there is no assurance that the Company’s position will be accepted by the District Court. Furthermore, there is a risk that this litigation will divert the time and energy of the Company’s executives and lead to damages and expenditures that may not be covered by insurance. This may adversely affect the Company’s financial condition and results of operations.

We may need to raise additional funds in the future; to the extent any such funding will be based on sales under shelf registration statements, our existing shareholders will experience dilution of their shareholdings.

On April 7, 2017, we filed a shelf registration statement on Form F-3 with the SEC, under which we are able to offer and sell from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities (the “Securities”), which has an aggregate offering price of up to $150 million (the "2017 Shelf”). As to date, we did not offer any Securities under the 2017 Shelf. While there is no assurance that we will sell any Securities, including shares underlying securities convertible into, exchangeable for, or exercisable for shares, under the 2017 Shelf, any such sale in the future will result in dilution to existing shareholders.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.

As of March 27, 2018, Zohar Zisapel, our Chairman of the Board of Directors, beneficially owned, directly or indirectly, 13.94% of our outstanding ordinary shares, and Yehuda and Nava Zisapel beneficially owned, directly or indirectly, 4.57% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days as of March 27, 2018. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon’s shares.

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

In addition, we are permitted to follow certain home country corporate governance practices and laws in lieu of certain Nasdaq listing requirements with regard to, among other things, shareholder approval of equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq, may provide less protection to investors than is accorded under the Nasdaq Listing Rules applicable to domestic issuers. For more information regarding specific exemptions we chose to adopt, please see “Item 16G. CORPORATE GOVERNANCE.”

We are subject to regulations related to “conflict minerals,” which could adversely impact our business.

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

Israel has been subject to a number of armed conflicts that have taken place between it and its Arab neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, it has no peace arrangements with any other Arab countries. Further, all efforts to improve Israel's relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. This state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

The high level of uncertainty in the region continued to intensify in 2017 with the continuation of the civil war and state of chaos experienced in Syria, adjacent to Israel's northern border, the continued involvement of regional extremist Islamic groups, based in Syria, in hostile activities against Israel, and the continued hostile activities of ISIS, the Islamic State, in Syria, and in the Sinai Peninsula - which all contribute to the tension in the region. Also, relations between Israel and Iran continue to be seriously strained, especially due to the fact that Iran is perceived by Israel as sponsor of these regional extremist Islamic groups, and also with regard to Iran's nuclear program.

All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel's trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. Further deterioration of our relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions and could harm our results of operations.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are subject to a periodical obligation to perform reserve military service, until they reach the age of 45 (or older, for reservists with certain occupations). During times of a military conflict, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

We can give no assurance that the political and security situation in Israel, as well as the economic situation, will not have a material impact on our business in the future.

We have received Israeli government grants for research and development expenditures, which restrict our ability to manufacture products and transfer technologies or know-how outside of Israel.

We have received grants from the Israel Innovation Authority (formerly known as the Office of Chief Scientist – "OCS") ("Israel Innovation Authority" or "IIA") for the financing of a significant portion of our research and development expenditures in Israel. Even following full repayment of any IIA grants, and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (the "R&D Law").

For information regarding the above-mentioned and other restrictions imposed by the R&D Law, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist.”

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program, require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future. Further, if such tax benefits are reduced or eliminated in the future, we may be required to pay increased taxes.

The Company has capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), and a program under beneficiary enterprise status pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Beneficiary Program”). When we begin to generate taxable income from these approved or beneficiary enterprise programs, the portion of our income derived from these programs will be tax exempt for a period of two years, and will be subject to a reduced tax for an additional eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved or beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities with respect to beneficiary enterprise programs. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise or beneficiary enterprise, and on the amount of any taxable income that we may earn in the future.

In addition, the Israeli government may reduce, or eliminate in the future, tax benefits available to approved or beneficiary enterprise programs. Our Approved and Beneficiary Program and the resulting tax benefits may not continue in the future at their current levels or at any level, and the legislation regarding Preferred Enterprise may not be applicable to us or may not fully compensate us for such change. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax rate benefit reduction, and the amount of any taxable income that we may earn in the future. For a description of legislation regarding “Preferred Enterprise" see Item 10. “ADDITIONAL INFORMATION; Taxation; Tax Benefits under the 2011 Amendment”.

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

Additionally, it may be difficult to enforce civil liabilities under U.S. securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain if Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

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

Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders, if the country of residence of such shareholder does not have a tax treaty with Israel (thus not granting relief from payment of Israeli taxes). With respect to mergers, Israeli tax law provides tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction, during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B. - Mergers and Acquisitions under Israeli Law.”

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, to which we are subject due to our receipt of grants from the IIA, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see Item 4. “INFORMATION ON THE COMPANY - B. Business Overview - The Israel Innovation Authority, formerly – the Israeli Office of Chief Scientist.”

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, or for our shareholders to elect different individuals to our Board of Directors, even if doing so would be beneficial to our shareholders, and may also limit the price that investors may be willing to pay in the future for our ordinary shares.

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

B. Business Overview

We are the leading wireless backhaul specialist company in terms of unit shipments and global distribution of our business, providing innovative wireless backhaul solutions to global wireless backhaul markets.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver a diverse service portfolio over a 5G, 4G and 3G network infrastructure, including: voice, mobile and fixed broadband, Machine-to-Machine (M2M) and Internet of Things (IoT) devices, as well as public safety and other mission critical services. We also provide our solutions for wireless backhaul to other vertical markets such as Internet service providers, public safety, utilities and oil and gas offshore drilling platforms. Our wireless backhaul solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network.  We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI) and others.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, wireless backhaul network audit and optimization, and training. Our services include powerful project management tools that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a faster time-to-revenue.  Our experienced teams can deploy hundreds of wireless backhaul links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

Designed for Internet Protocol (IP) network configurations, including risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity at any distance, be it a few kilometers or 10s of kilometers, and even longer, for next generation IP-based networks, for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching technologies. Our solutions support all wireless access technologies, including 5G-NR NSA, LTE-Advanced-Pro, LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA, WiFi and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all-IP packet-based concepts, thereby meeting the increasing demand of a growing number of subscribers of any type be those consumers and enterprises with growing needs for mobile and other multimedia services, and a growing number of machines or IoT devices such as street surveillance devices or meters.

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

As of December 31, 2017, we have $100.2 million of credit with three financial institutions, which was last extended until March 31, 2018. The credit facility provides for a credit line of short term loans of up to $50 million and bank guarantees in the sum of up to $50.2 million. In March 2018, we signed a further amendment to the credit facility agreement that changed certain terms of the Credit Facility. See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. Liquidity and Capital Resources,” for a more detailed discussion.

Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul

Deployed by operators worldwide, today’s wireless base stations handle many different technologies such as smart phones, tablets, PCs, CPEs, and IoT devices such as meters and wearables. Voice and data traffic generated by these high-end devices are then gathered and transmitted via the backhaul transport network to the radio frequency (RF), or wireless network. Wireless backhaul offers network operators a cost-efficient alternative to wire-line (copper/fiber) connectivity. Support for high capacities and very large numbers of devices, means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless links can also be set up much faster and at a fraction of the cost of wire-line solutions. On the operator’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

The wireless backhaul market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless backhaul solution that will meet their wireless backhaul needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as best-of-breed. The other market segment is characterized by operators that do not select the wireless backhaul solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless backhaul equipment. Operators in this segment of the market often view the wireless backhaul solution as a “commodity,” which should deliver network connectivity, without optimization of network and other resources, and a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as bundled-deals.

Ceragon serves the best-of-breed segment of the market and specializes in a range of solutions, which we believe provide high value for our customers:

•
Shorthaul solutions, which typically provide a wireless link capacity of up to 2 Gbps per link and are used to carry voice and data services over distances of between several hundred feet to 10 miles. Short-haul links are deployed in access applications (macro cells and small cells) wirelessly connecting the individual base-stations and cellular towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as state and local government, public safety, education and off-shore communication for oil and gas platforms.

•
Long-haul solutions, which typically provide a capacity of up to 10 Gbps, are used in the “highways” of the telecommunication backbone network. These links are used to carry services at distances of 10 to 50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles. Long-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, public safety, utilities and off-shore communication for oil and gas platforms.

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission of 155 Mbps at 38 GHz, the first native IP wireless transmission offering. More recently, we introduced a variety of technological enhancements including the first hitless/errorless 8-step Adaptive Coding and Modulation (ACM) technology (2007); first native Ethernet multi-channel long-haul radio with ACM (2010); unique asymmetric transfer mode and multi-layer compression (2011); and 1024QAM Long-Haul IP radio with 9 step ACM (2012);  the industry’s first multicore radio solution supporting 2048 QAM, 4x4 LoS MIMO (2012), the industry’s first and only “Advanced Frequency Reuse” technology (2015), as well as first and only Advanced Space Diversity technology (2017).  These last three technologies mentioned, are based on the Company’s multicore technology and allow operators to flexibly deploy the wireless base stations and other sites exactly where those are needed and at lower site acquisition costs, without being bound to wireless backhaul deployment limitations as a result of interferences from various other links, which are often deployed in a dense carrier’s network.

Industry Background

The market demand for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for wireless backhaul has shifted over the past decades, mostly to more flexible higher capacity and cost-efficient architectures, based on IP/Ethernet technologies. The main catalyst of the shift towards IP/Ethernet-based networks as a whole, and the wireless backhaul in particular, has been the vast adoption of 4G/LTE wireless service technology and its derivatives over the past several years (e.g. LTE-A, LTE-A-Pro).

Rapid subscriber growth and the proliferation of advanced smartphones, tablets and other high data consuming devices, driven mainly by video content, have significantly increased the amount of traffic that must be carried over a cellular operator’s backhaul infrastructure. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. The proliferation of industrial, security and metering devices through IoT technologies is also expected to increase the total capacity that is needed to be transported throughout networks and put additional strain on network capacity, requiring even higher capacity wireless backhaul connectivity.

With the growth in adoption of 4G/LTE and LTE-Advanced/Pro, which provides even higher capacity, cellular operators are seeking strategies, using new technologies which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are next generation cellular 5G technologies, as well as Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, the latter two are key for network slicing:

•
Next generation cellular 5G services technologies, for which the first phase of the standard has been ratified in late 2017 and further standardization efforts are ongoing will be phased in over several years. When fully deployed, 5G networks are expected to serve a 1,000-fold larger number of subscribers than served over 4G networks, with 1Gbps, or more, service capacity for many. The need for supporting 5G service capacities, along with the support of large scale deployment of IoT devices in networks, will require wireless backhaul with higher capacity and scalability to support 5G services.

•
Software Defined Networks (SDN) and Network Functions Virtualization (NFV) technologies are key to the network slicing approach which was introduced in recent years to 4G networks and is expected to grow in complexity and in adoption over 5G networks which are expected to support a much larger set of services. Network slicing is a network engineering model in which the physical network is providing resources to numerous virtual networks on top, whereas each virtual network delivers a specific set of performance characteristics for a specific service, or set of services, sharing common requirements. For example, a network slice that is tasked with delivering ultra-high bandwidth for mission critical multimedia services (voice and video) to law enforcement agencies, requires different amount of network resources ensuring prioritized capacity and minimal delay variation, whereas a different network slide support video streaming services for mobile entertainment. SDN and NFV technologies are designed to support network slicing models and its implementation, for high quality subscriber experience, by simplifying service creation and orchestration through simple network traffic engineering rules and tools, as well as enable end-to-end network resources optimization across all network domains, including the wireless backhaul domain, for increased operational efficiency. Network resources optimization is expected to be achieved, in part, by the use of SDN technologies with wireless backhaul optimization applications, which shall exploit network intelligence gathered by SDN controllers within the network.

The wireless backhaul domain of the network will require adaptation to these industry trends by enabling far higher capacities, with ultra-low latency for high service quality, simple service creation and optimization to cope with the influx of a thousand-fold increase in the number of services compared with 4G networks, and a high degree of wireless backhaul resource optimization that will be incorporated within the wireless backhaul network infrastructure.

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

Some of today’s backhaul networks, primarily in emerging markets, still employ a large number of circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer no cost-efficient scalability model. The surge in mobile data usage, fueled by anticipation and adoption of 4G/LTE, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless backhaul network in various microwave and millimeter-wave spectral bands. As operators transition to 4G/LTE and LTE-Advanced/Pro, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul while maintaining support for their primary legacy services. The progression that is expected in 4G gigabit LTE (most advanced 4G standard using LTE-A-Pro technology) and 5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role the wireless backhaul may take in their network in 2-3 years’ time, as reaching the small cells with more fiber is expected to become a significant challenge.

In order to ensure the success of these backhaul network strategies, as well as preparedness to broaden 4G gigabit LTE and 5G technologies adoption, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP capabilities and functionalities. These solutions should also support a scalable high capacity and flexible full IP network architecture once the transition phase from TDM is completed. Our solutions, which support any network architecture and include both all-IP as well as hybrid products, offer operators a simple and quick network modernization plan capable of evolving with the transition to 5G.

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

Other Vertical Markets

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, oil and gas industry, broadcasters, state and local governments, public safety agencies, maritime customers and defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including backhaul equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective backhaul solution that can be easily installed and scaled to their bandwidth requirements.  Approximately 20% of our business is associated with private network operators.

Wireless vs. Fiber Backhaul

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In almost all other scenarios, high-capacity wireless backhaul using microwave and millimeter-wave technologies, is significantly more cost efficient. Wireless backhaul is expected to take a significant role in 4G network densification and the transition to 5G rollout as a result of ease and speed of deployment.  In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave and millimeter-wave backhaul solutions on the other hand are capable of delivering high bandwidth, carrier-grade Ethernet and TDM services. Our wireless backhaul solutions are suitable for all capacities, carrying multi Gbps of the operators’ traffic over a single radio connection (or “link”). Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave backhaul links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures. Millimeter-wave backhaul links over short distances, including small cells, are expected to be used for this purpose as well, as millimeter-wave spectrum becomes readily available in various countries, at acceptable costs.

Licensed vs. License-exempt Wireless Backhaul

Licensed wireless backhaul: Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, microwave bands (4 - 42GHz) and millimeter-wave bands (71-86GHz) are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues.  A licensed microwave or millimeter-wave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our licensed spectrum products operate across the entire span of the licensed microwave and millimeter-wave spectrum described herein, from 4GHz microwave to 86GHz delivering multi Gbps per link and are scalable and versatile to meet all radio access networks, small cells, private networks and long-haul radio transmission paths requirements.

License-exempt wireless backhaul: Service providers also select license-exempt spectrum in order to provide high speed connectivity to businesses, campuses (often regarded as a wireless backhaul) and serve cellular small cells with wireless backhaul connectivity, without regulatory approval for spectrum.

License exempt spectrum can be categorized into two main categories: 1) 57 – 66GHz millimeter-wave band, known as the v-band spectrum and operating at very wide channel bandwidths, up to 2,000MHz and capable of delivering 10Gbps bi-directional capacity (FDD), though expected channel bandwidth operations is of 250MHz/500MHz channels which can deliver 1 – 2.5Gbps bi-directional capacity. The use of v-band spectrum requires the existence of a line of sight between the sites, allows to achieve high availability connectivity because of the narrow beam characteristics of the radio signal and provides the highest capacity when operating in a point-to-point communication mode. 2) sub 6GHz license-exempt spectrum, operating at narrow channel bandwidths of up to 80MHz and delivering up to 500Mbps bi-directional capacity (FDD), typically in point-to-multipoint communication mode. The use of sub 6GHz spectrum allows for non, or near, line of sight connectivity between the sites and facilitates an economic and flexible rollout model, at the expense of achieving modest capacity, as specified above. License exempt sub 6GHz bands are more vulnerable to interference as a result of the uncoordinated use and wide beam coverage, as well as the air interface implementation that are prevailing in the market. Examples of such spectrum are the 2.4GHz band and the 5.0 – 5.8GHz bands.

We provide a range of license-exempt solutions to provide service providers and private network owners with the solutions that best fit their service and connectivity needs; we provide high availability point-to-point multi Gbps solutions with very low latency for enterprises, campuses and small cells, operating in the license-exempt millimeter-wave v-band spectrum. For those who require modest capacity connectivity of very few hundreds of Mbps per site, we offer third-party equipment vendor solutions operating at license exempt sub 6GHz point-to-multipoint and point-to-point near/non line of sight wireless connectivity that allow them to make reasonable concessions between capacity and latency, service availability and total cost of ownership of the rollout.

Industry Trends and Developments

•
LTE-A-Pro, or commonly named Gigabit LTE, and 5G technologies will enable operators to enhance their mobile broadband offering (to eMBB – Enhanced Mobile Broadband) as well as address new market segments such as IoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services will require higher capacity networks and in particular higher backhaul capacity, far denser macro cells and small cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using Software Defined Networking. Our IP-20 Platform resolves both higher capacity and network densification requirements with advanced capabilities, based on its multicore technology for microwave narrowband spectrum (up to 112Mhz) and the use of wider bands in millimeter-wave spectrum. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

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

•
The emergence of small cells presents backhaul challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 4G/LTE networks, resulting in higher throughput and data rates for the end-user. Larger scale outdoor small cell deployment is anticipated to take place, in a gradual manner, as networks evolve to 5GCeragon already offers tailored solutions for forward looking mobile operators. Our small-cell wireless backhaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the backhaul portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless backhaul. It has become abundantly clear that in these new scenarios, a new breed of wireless backhaul solutions with a significant investment is required. Our IP-20 Platform supports network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement is maintained.

•
While green-field deployments tend to be all IP-based, the overwhelming portion of network infrastructure investments goes into upgrading, or “modernizing” existing cell-sites to fit new services with a lower total cost of ownership. Modernizing is more than a simple replacement of network equipment. It helps operators build up a network with enhanced performance, capacity and service support.  For example, Ceragon offers a variety of innovative mediation devices that eliminate the need to replace costly antennas, which are already deployed. In doing so, we help our customers to reduce the time and the costs associated with network upgrades.  The result: a smoother upgrade cycle, short network down-time during upgrades and faster time to revenue.

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

•
A growing demand for high capacity, IP-based long haul solutions in emerging markets. This demand is driven by the need of operators to connect more communities to 3.5G, 4G and eventually 5G mobile value added services, and a lack of alternative (wire-line) backbone telecommunication infrastructure in these emerging markets.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high capacity wireless backhaul solutions, which incorporate our unique multicore technology. Our multicore technology is a key element in our differentiation within the wireless backhaul market, serving the best-of-breed market segment. Our multicore technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore technology into sub-systems and complete wireless backhaul solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network related expenses: our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless backhaul platform for their long-haul, short-haul and small cells backhaul needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G LTE, LTE-Advanced/Pro, and 5G network evolution, which significantly contribute to our customers’ ability to modernize and expand their service networks.

Our wireless backhaul solutions are offered across the widest range of frequencies - from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer more flexibility in deploying its wireless backhaul infrastructure, as it enables the customer to select the spectrum available in customer’s market, from a wider range of frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

•
Enhance customers’ (subscribers) quality of experience: our multicore technology allows our customers to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers. Our solutions enable our customers to deliver services with the flexibility to deploy wireless base stations and other types of communication sites, exactly where needed, in order to maximize their customers’ quality of experience. We do so by providing a solution which can dramatically reduce the interference between wireless backhaul links, thereby allowing more flexibility for deploying wireless backhaul wherever needed.

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

We provide our customers with future solutions already built-in to their Ceragon-installed base. We invest a significant amount of effort in designing and providing solutions, which are not only backward compatible with our earlier product generations, but allow our customers to reuse the radio units and antennas of their Ceragon links installed base, thereby replacing only the low labor-consuming indoor (sheltered) units - thus benefiting from the latest wireless backhaul performance of our latest technology across their Ceragon-installed base. Moreover, our solutions support multiple technologies within the same wireless backhaul equipment, providing our customers with high flexibility in network transition from legacy circuit-based connectivity to 4G and other IP/Ethernet-based connectivity, at their desired pace of transition - while achieving long-term operational efficiency, high service quality and availability.

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless backhaul solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration and cost structure and control over the timing of introducing certain capabilities, which is not available to vendors relying on off-the-shelf chipsets. This, in turn, yields systems that have superior performance when compared with systems which use off-the-shelf chipsets component available from the other single source, due to our ability to closely integrate and fine-tune the performance of all the radio components. By significantly reducing the number of components in the system and simplifying its design, we have made our solutions easier to manufacture. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus, we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets.

As an example, our FibeAir IP-20C, which is a complete wireless backhaul node, can quadruple the link capacity over a single frequency channel when compared to the capacity that can be achieved over the same single frequency channel by other vendors’ solutions. This IP-20C node has nearly the same footprint as our older generation RFU-C which is a single-channel radio unit that Ceragon provides, and is not a full system, but only the RF module of the product. This achievement could not have been possible without our full control of the entire design and production process.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary backhaul alternatives.

Our Products

Our portfolio of products utilizes microwave and millimeter-wave radio technologies that provide our customers with a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave and millimeter-wave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM and Ethernet.

We offer our products in three configurations: All-indoor, All-outdoor and Split-mount.

•	Split-mount solutions consist of:

➢	Indoor units which are used to process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wire-line networks.

➢
   Outdoor units or Radio Frequency Units (RFU), which are used to control power transmission, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial or Cat-5 baseband cables.

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

Product	Frequency range	Form Factor	Application	Transport technology
IP-20N / IP-20A	4-86GHz	Split mount / All indoor	Shorthaul, Longhaul	Packet, TDM
IP-20GX	4-86GHz	Split mount / All indoor	Shorthaul	Packet, TDM
IP-20F	4-86GHz	Split mount / All indoor	Shorthaul	Packet, TDM
IP-20G	6-42GHz	Split mount / All indoor	Shorthaul	Packet, TDM
IP-20C	6-42GHz	All outdoor	Shorthaul, small cells, enterprise	Packet
IP-20C-HP	4-11GHz	All outdoor	Longhaul	Packet
IP-20S	6-42GHz	All outdoor	Shorthaul, enterprise	Packet
IP-20E	71-86GHz	All outdoor	Shorthaul, small cells, enterprise	Packet
IP-20V	57-66GHz	All outdoor	Shorthaul, small cells, enterprise	Packet

All products serve multiple applications in mobile networks across 3G, 4G and 5G networks, as well as for wireless ISPs, public safety, utility and other vertical applications.

As wireless backhaul capacity needs grow, the wireless backhaul network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration, Ceragon is extending its multicore technology to all network scenarios and site configurations be it All-outdoor, Split-mount, or All-indoor. Various multicore radio units can be used with IP-20N and IP-20F products listed above, such as RFU-D and the RFU-D-HP. Other radio units can be used with this equipment or other legacy equipment of the Company. Ceragon also provides E-band radio heads for split mount solutions of IP-20N and IP-20F.

On top of the IP-20 Platform, Ceragon offers the PointLink portfolio that offers a tailored solution for oil and gas and other maritime offshore applications.

Our network management system (NMS) can be used to monitor network element status, provide statistical and inventory reports, download software and configuration to elements in the network, and provide end-to-end service management across the network. Our NMS solutions support all our microwave and millimeter-wave products through a single user interface.

Our IP-based network products use native IP technology. Our hybrid products use our hybrid concept, which allows them to transmit both native IP and native circuit-switched TDM traffic simultaneously over a single radio link. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems. This approach increases efficiency and decreases latency. Our products provide effectively seamless migration to gradually evolve the network from an all circuit-switched and hybrid concept to an all IP-based packet.

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

Our Customers

We have sold our products through a variety of channels to over 460 service providers as well as to hundreds of private networks in more than 130 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. In 2017, we continued to maintain our position as the number one wireless backhaul specialist, in terms of unit shipments and global distribution of our business.  While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2017, customers from the Europe region contributed 14% of total yearly revenue. Our sales in Latin America and Africa were 18% and 4% of yearly revenue in 2017, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2017 were 13%, 12% and 39%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
Region	2015	2016	2017
North America	13%	14%	12%
Europe	14%	15%	14%
Africa	10%	7%	4%
India	30%	27%	39%
APAC (excluding India)	9%	10%	13%
Latin America	24%	27%	18%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including supporting functions, includes approximately 465 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together accounted for approximately 7% of our revenues in 2017. System integrators, distributors and resellers accounted for approximately 19% of our revenues for 2017. We are focusing our efforts on direct sales, which accounted for approximately 74% of our revenues for 2017. We also plan to develop additional strategic relationships with equipment vendors, system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Our marketing efforts include digital marketing campaigns, advertising, public relations and participation in industry trade shows and conferences.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Singapore and Ukraine. On March 18, 2015, we signed a contract with a certain contract manufacturer to outsource our production facility in Slovakia and the production transfer to that manufacturer in Ukraine was carried out during 2015.  Additionally, in December 2017 we closed our manufacturing activities in the Philippines. Most of our warehouse operations are outsourced to subcontractors in Israel, the Netherlands, USA and Singapore. The raw materials (components) for our products come primarily from the United States, Europe and Asia Pacific.

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

Research and Development

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products, with particular emphasis on equipment for increasing the transmitted capacity and effective bandwidth utilization, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and we are full members of the European Telecommunications Standards Institute in order to participate in the formulation of European standards.

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2017, our research, development and engineering staff consisted of 218 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To date, we have 17 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 5 patent applications pending in the United States and other foreign jurisdictions including the EPO.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•
for the standard character mark CERAGON in Morocco, Malaysia, Indonesia, Japan, Russia, Israel, Mexico, United States, South Africa, the Philippines, Argentina, Venezuela and Colombia and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Switzerland, Croatia, Norway, Russia, China, Ukraine, CTM (European Union), Turkey, Singapore, and Macedonia);

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in Israel and the European Union.

We have pending trademark applications as follows:

•	for the standard character mark CERAGON in India, Peru, Canada, Nigeria, and International Registration (protection pending in Egypt, Kenya and Vietnam).

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless backhaul equipment suppliers, including Aviat Networks, and SIAE Microelectronica S.p.A offer or develop products that compete with our products.

We also expect consolidation to continue as the wireless equipment market continues to be highly competitive and, as a result, we face strong price pressures. We expect to continue to be a leader in the best-of-breed segment of the wireless backhaul market in terms of market share, technology and innovation, providing significant value to our customers.

We expect that continued market pressures will drive further consolidation within equipment manufacturers competing with us and which focus solely on the best-of-breed segment of the wireless backhaul market. Examples of such previous consolidations are our acquisition of Nera Network AS in 2011 (the “Nera Acquisition”), the acquisition by Dragonwave of the wireless division of Nokia (formerly NSN), and the merger of the wireless divisions of Harris and Stratex Networks.

We expect further consolidations will take place within the generalists; the most recent is the merger between Nokia and Alcatel-Lucent, while Nokia itself is the result of a previous joint venture between Nokia and Siemens, and Alcatel-Lucent is the result of a previous merger between Alcatel and Lucent.

Further market consolidations among industry generalists may drive some operators, which seek best-of-breed solutions, to seek “bundled” network solutions from these generalists. This trend may put an additional strain on our competitiveness.

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

•	cost structure;

•	focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

•	range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership;

•	support and technical service, experience and commitment to high quality customer service, and

•	our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions.

Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.

The Israel Innovation Authority.

The government of Israel encourages research and development projects in Israel through the IIA - Israel Innovation Authority, formerly known as the Israeli Office of Chief Scientist, pursuant to and subject to the provisions of the R&D Law. We received grants from the IIA for several projects, and may receive additional grants in the future.

Under the terms of the certain grants, a company may be required to pay royalties ranging between 3% to 6% of the revenues generated from its products or services incorporating know-how developed with, or are a derivative of, funds received from the IIA (“IIA Products”), until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999).

The R&D Law requires that the manufacturing of IIA Products will be carried out in Israel, unless the IIA provides its approval to the contrary. Such approval may only be granted under various conditions, and entails repayment of increased royalties equal to up to 300% of the total grant amount, plus applicable interest, depending on the extent of the manufacturing that is to be conducted outside of Israel. In any case, IIA Products manufactured abroad carry  an increase of 1% in the royalty rate.

The R&D Law also provides that know-how (and its derivatives) developed with, or is a derivative of, funds received from the IIA and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the IIA may approve the transfer of know-how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know-how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six (6) times the total amount of the IIA grants, plus applicable interest (in case of transfer outside of Israel), and three (3) times of such total amount, plus applicable interest, (in case sufficient R&D activity related to the know how remains in Israel). Such approvals are not required for the sale or export of any products resulting from such R&D activity.

Further, the R&D Law imposes reporting requirements on certain companies with respect to changes in the ownership of a grant recipient. The grant recipient, its controlling shareholders, and foreign interested parties of such companies must notify the IIA of any change in control of the grant’s recipient or the holdings of the “means of control” of the recipient that result in an Israeli or a non-Israeli becoming an interested party directly in the recipient. The R&D Law also requires the new interested party to undertake to comply with the R&D Law.   For this purpose, “control” means the ability to direct the activities of a company (other than any ability arising solely from serving as an officer or director of the company), including the holding of 25% or more of the “means of control”, if no other shareholder holds 50% or more of such “means of control.”  “Means of control” refer to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, in certain cases, any non-Israeli who acquires 5% or more of our ordinary shares may be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations with respect to such events.

In December 2006, we entered into an agreement with the IIA to conclude our R&D grants sponsored by the IIA, and by 2008 completed paying all debts remaining therefrom. In 2013 and 2014 we received approval for new R&D grants from the Government of Israel through the IIA in amounts of approximately $0.7 million and $0.9 million respectively. In 2015, 2016 and 2017 we received grants in a total amount for the three years, of approximately $2.1 million (together the "Generic Plan"). In 2018, we received approval for an additional Generic Plan, in the frame of which we expect to receive $0.46 million. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan does not apply to us, but may apply, under certain conditions, to a recipient of the technology or knowhow developed with the Generic Plan, to the extent such is sold and/or transferred. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

In addition to the grants described above, in March 2014, we agreed to participate in two “Magnet” Consortium Programs (the “Magnet Programs”) sponsored by the IIA, which grants do not bear royalty payment obligations. In the framework of the Magnet Programs, intended to support innovative generic industry-oriented technologies, we are to cooperate with additional companies and research institutes. With respect to the years 2015, 2016 and 2017 we received an approval from the IIA for a sum of $3.8 million in the aggregate under the Magnet Programs. In 2018 we expect to receive additional sum of approximately $0.88 million, subject to our compliance with the terms of the Magnet Programs. The R&D Law applies to the Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs' internal agreements between the consortium members may apply.

C. Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest

Ceragon Networks, Inc.	New Jersey	100%

Ceragon Networks (India) Private Limited	India	100%

D. Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 67,500 square feet of office space and approximately 9,300 square feet of warehouse space, in Tel Aviv, Israel.  The leases of this space will expire December 31, 2019.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,300 square feet of new premises in Overlook at Great Notch, New Jersey, expiring September, 2021 and approximately 8,200 square feet of office and warehouse space in Richardson, Texas, expiring March 2024.

•	in India, we lease approximately 11,700 square feet of office space in New Delhi, expiring in October 2019.

•	in Romania, we lease approximately 20,000 square feet of office and space in Bucharest, Romania, expiring in November 2020.

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

Overview

We are the number one wireless backhaul specialist in terms of unit shipments and global distribution of our business.  We provide wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver mobile broadband services.  Our wireless backhaul solutions use microwave and millimeter wave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Industry Trends

Market trends have placed, and will continue to place, pressure on the selling prices for our products. Our objective is to continue to meet the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•	Deployments of Gigabit-LTE as an interim phase ahead of 5G deployment. This enables enhanced mobile broadband (eMBB) services.

•
A growing number of global wireless subscribers. Growth in the number of global wireless subscribers is driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding wireless networks and by building new networks. Additionally, in developed countries, subscriber growth is expected over the next several years as 4G gigabit LTE deployments intensify and 5G deployments initiate, and machines and IoT devices are expected to drive the introduction of new services and bring for proliferation of 1,000 fold of service connections from these subscribed devices.

•
Increasing demand for mobile broadband services. Cellular operators and other wireless service providers are facing increasing demand from subscribers to deliver voice and data services, including Internet browsing, music and video applications.

•
The emergence of small cells in particular markets (North America, Asia Pacific) present wireless backhaul challenges that differ from those of traditional macro-cells. Small cells architectures can be used to provide a second layer of coverage in 4G and, in the future, 5G networks, resulting in higher throughput and data rates for the end-user. While adoption by some service providers in North America and Asia Pacific, other service providers around the globe and which have previously considered the deployment of 4G small cells have come to the conclusion that the benefit of additional coverage and capacity versus the required investment, does not provide significant value and hence have deferred the consideration of small cells radio access network to a time in which 5G radio access networks shall be considered.

•
Transition to IP-based networks. Cellular operators and other wireless service providers are deploying all-IP networks and upgrading their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.

•
Software Defined Networking (SDN) deliver network architectures that transition networks from a world of task-specific dedicated equipment elements, to a world of service creation and optimization of network performance through network intelligence.

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

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in this country. For the years ended December 31, 2015, 2016 and 2017, 30.3%, 27.3% and 39.2%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.  Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

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

As we continue to adjust our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.  Also, these projects are rollout projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue.

After a significant decrease in our revenues in 2013 compared to 2012, there were no material differences in 2014 and 2015. In 2016, our revenues decreased due to the strategy we implemented in order to accelerate our return to profitability, which included: managing the revenue mix more carefully, seeking revised pricing, payment and other terms in certain new orders and our business focus on service providers that seek to resolve their wireless backhaul challenges through solutions, which create higher business value and are willing to pay a premium in order to create this value. In 2017, revenues increased mainly due to an increase in the business from our customers in India and to a lesser extent an expansion of our business in the rest of APAC.

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

Significant Expenses

Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which were capitalized in accordance with ASC 985-20 “Software – Costs of Software to be Sold, Leased, or Marketed”. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales marketing and sales support functions personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income (expenses), net. Our financial income (expenses), net, consists primarily of interest paid on bank debts, gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, and other fees and commissions paid to banks, offset by interest earned on bank deposits and marketable securities.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S (“U.S. GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Inventory valuation; and

•	Provision for doubtful accounts.

Revenue recognition. We generate revenues from selling products and services to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

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

Inventory valuation. Our inventories are stated at the lower of cost or realizable net value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.

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

Impairment of Long-Lived Assets. Our long-lived assets include property and equipment, and other identifiable intangible assets that are subject to amortization. In assessing the recoverability of our property and equipment and other identifiable intangible assets that are held and used, we make judgments regarding whether impairment indicators exist based on legal factors, market conditions and operating performances. Future events could cause us to conclude that impairment indicators exist and that the carrying values of the property and equipment and other intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

Our long-lived assets are reviewed for impairment in accordance with ASC topic 360,"Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2015, 2016 and 2017, no impairment losses have been recognized.

Impact of recently issued Accounting Standards.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09) as modified by ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, “Revenue Recognition”, and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company will adopt the new standard effective of January 1, 2018, using the modified retrospective approach, applied only to contracts that were not completed as of the date of adoption.

Under the Company's current accounting policy, it defers certain revenues when it had a contingent revenue. Under Topic 606, the Company assesses the revenue amount it entitled to upon completing its performance obligation, taking into consideration variable considerations. As a result of the cumulative impact of adopting the new guidance in the first quarter of 2018, the Company expects to record a net increase to opening retained earnings of approximately $91 thousand as of January 1, 2018, an increase in trade receivables of approximately $131 thousand and an increase in trade payables of approximately $40 thousand.

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted.  The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

Effective as of December 15, 2016, the Company adopted Accounting Standards Update 2016-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period, thus no change was made in connection with ASU 2016-09 adoption.

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

ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective for the interim and annual periods beginning on or after December 15, 2017. This new guidance does not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for the interim and annual periods beginning on or after December 15, 2017. The Company has decided to adopt this standard effective December 31, 2017 using the retrospective transition method, as required by the new standard. The adoption of this standard has an immaterial impact on the Company’s consolidated statements of cash flows.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the interim and annual periods beginning on or after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated financial statements and related disclosures.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2015	2016	2017
Revenues	100%	100%	100%
Cost of revenues	70.5	66.2	67.7
Gross profit	29.5	33.8	32.3
Operating expenses:
Research and development, net	6.6	7.4	7.7
Selling and marketing	11.7	13.5	12.5
General and administrative	6.1	6.9	5.6
Restructuring costs	0.4	-	-
Other income	(1.5)	(0.7)	(0.5)
Total operating expenses	23.3	27.1	25.3
Operating income	6.2	6.7	7.0
Financial expenses, net	4.2	2.1	1.8
Taxes on income	1.7	0.6	0.5
Net income	0.3	4.0	4.7

Year ended December 31, 2016 compared to year ended December 31, 2017

Revenues. Revenues totaled $332.0 million in 2017 as compared with $293.6 million in 2016, an increase of $38.4 million, or 13.1%. Revenues in India increased to $130.0 million in 2017 from $80.2 million in 2016, mainly due to large orders received from two major customers. Revenues in the Africa region decreased to $12.1 million in 2017, from $19.9 million in 2016 primarily due to the decline in the economic condition in the continent, mainly attributed to the global decline in commodity and oil prices which has caused a reduced demand for telecommunications infrastructure. Revenues in the APAC region increased to $45.0 million in 2017 from $29.7 million in 2016, mainly as a result of expending business with existing customers and new customers. Revenues in Europe increased to $45.4 million in 2017 from $43.5 million in 2016. Revenues in North America decreased to $39.5 million in 2017 from $40.2 million in 2016. Revenues in Latin America decreased to $60.0 million in 2017 from $80.1 million in 2016, mainly due to a slow-down in microwave roll out activities of one of our customers.

Cost of Revenues. Cost of revenues totaled $224.7 million in 2017 as compared with $194.5 million in 2016, an increase of $30.2 million, or 15.5%, attributed mainly to:

•	higher direct material and services costs primarily resulting from the higher volume of revenues; and

•	higher other direct and supply chain costs primarily resulting from the higher volume of revenues.

Gross Profit.  Gross profit as a percentage of revenues decreased to 32.3% in 2017 from 33.8% in 2016. This decrease is mainly attributed to higher portion of revenue coming from India.

Research and Development Expenses, Net. Our net research and development expenses totaled $25.7 million in 2017 as compared with $21.7 million in 2016, an increase of $4.0 million, or 18.5% primarily as a result of an increase of $1.8 million in salary and salary related expenses, a decrease of $1.0 million in IIA (Israel Innovation Authority) grants, an increase of $0.8 million in material purchasing for R&D purposes, and an increase of $0.4 million in depreciation, office expenses and other expenses.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 7.7% in 2017 compared to 7.4% in 2016.

Selling and Marketing Expenses. Selling and marketing expenses totaled $41.7 million in 2017 as compared with $39.5 million 2016, an increase of $2.2 million, or 5.3%, resulting mainly from an increase of $2.4 million in agent commission expenses, an increase of $0.7 million in salary and salary related expenses, an increase $0.6 million in sales commission expenses, partially offset by decrease of $0.9 million in consultancy expenses and a decrease of $0.6 million in office and other expenses. As a percentage of revenues, selling and marketing expenses were decreased to 12.5% in 2017 from 13.5% in 2016.

General and Administrative Expenses. General and administrative expenses totaled $18.6 million in 2017 as compared with $20.4 million in 2016, a decrease of $1.8 million, or 8.9%. This decrease is attributable primarily to a decrease of $3.2 million in doubtful debt expenses, partially offset by an increase in of $1.1 million in salary and salary-related expenses and an increase of $0.4 million in office and other expenses. As a percentage of revenues, general and administrative expenses decreased to 5.6% in 2017 from 6.9% in 2016.

Other income. Other income for 2016 and 2017 included $1.9 million and $1.7 million, respectively, related to the expiration of certain pre-acquisition indirect tax exposures primarily in connection with the Nera Acquisition.

Financial expenses, Net. Financial expenses, net totaled $5.9 million in 2017 as compared with $6.3 million in 2016, a decrease of $0.4 million, or 6.6%. This decrease is primarily attributable to a decrease of $1.6 million in financial expenses incurred from exchange rate differences related to significant devaluation of the local currencies in Argentina, Venezuela and Nigeria during 2016, partially offset by an increase of $0.9 million in bank commissions and interest expenses related to letter of credit charges and an increase in discounting activities. As a percentage of revenues, financial expenses, net decreased to 1.8% in 2017 compared to 2.1% in 2016.

Taxes on income. Taxes on income totaled $1.7 million in 2017 as compared with $1.8 million in 2016, a decrease of $0.1 million, mainly attributed to an increase in tax benefits of $1.0 million related to changes in our tax exposures reserves, partially offset by an increase of $0.7 million in taxes from previous years mainly related to a withholding tax asset which was expensed in 2017, and an increase of $0.2 million in our current taxes on income, primarily due to our sales and distribution subsidiaries.

Net profit. In 2017 the Company had $15.6 million in net profit as compared with net profit of $11.4 million in 2016. As a percentage of revenues, net profit increased to 4.7% compared to 3.9% in 2016. The increase in net profit was mainly attributable to the increase in our revenues that drove the increase in gross profit and the decrease in our financial and tax expenses.

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

Cost of Revenues. Cost of revenues totaled $194.5 million in 2016 as compared with $246.5 million in 2015, a decrease of $52.0 million, or 21%, attributed mainly to:

•	lower direct material and services costs primarily resulting from lower volume of revenues;

•	lower other direct and supply chain costs primarily resulting from lower volume of revenues; and

•	the Company’s continued product-cost improvement.

Gross Profit.  Gross profit as a percentage of revenues increased to 33.8% in 2016 from 29.5% in 2015. This increase is mainly attributed to product cost improvement as well as pursuing a more selective deal approach.

Research and Development Expenses, Net. Our net research and development expenses totaled $21.7 million in 2016 as compared with $22.9 million in 2015, a decrease of $1.2 million, or 5.4% primarily as a result of decrease of $0.8 million in depreciation expenses, an increase of $0.8 million in IIA (Israel Innovation Authority)grants, a decrease of $0.6 million in stock based compensation expenses, partially offset by an increase of $1.0 million in salary and salary related expenses.

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

Taxes on income. Taxes on income, totaled $1.8 million in 2016 as compared with $5.8 million in 2015, a decrease of $4.0 million, mainly attributed to the decrease in our deferred tax expenses of $1.6 million, due to a significant deferred tax assets utilization in 2015, and decrease in exposures reserves of $2.8 million, related to a relative change in our tax exposures, partially offset by an increase of $0.3 million in our current taxes on income, primarily due to our sales and distribution subsidiaries, where the local activities were more profitable.

Net profit. In 2016 the company had $11.4 million in net profit as compared with net profit of $1.0 million in 2015. As a percentage of revenues, net profit increased to 4% in 2016 from a loss of 0.3% in 2015. The increase in net profit was mainly attributable to the decrease in our operating expenses and to the decrease in our financial and tax expenses.

Impact of Currency Fluctuations

The majority of our revenues are denominated in U.S. dollars, and to a lesser extent, in INR (Indian Rupee), Euro, and in other currencies. Our cost of revenues are primarily denominated in U.S. dollars as well, while a major part of our operating expenses are in New Israeli Shekel (NIS), and to a lesser extent, in Indian INR (Indian Rupee), Euro, NOK (Norwegian Kroner), BRL (Brazilian Real) and other currencies. We anticipate that a material portion of our operating expenses will continue to be in NIS.

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the NGN (Nigerian Naira), the ARS (Argentine Peso) and the VEB (Venezuelan Bolivar). We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Transactions and balances in currencies other than U.S. dollars are re-measured into U.S. dollars according to the principles in ASC topic 830, “Foreign Currency Matters.” Gains and losses arising from re-measurement are recorded as financial income or expense, as applicable.

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

B.            Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering, follow-on offerings and grants from the IIA.

In March 2013, the Company was provided with a revolving Credit Facility (as defined in 4.4 of ITEM 19) by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company’s needs and financial position.

In December 2016, the Company signed an amendment to its agreement with the four financial institutions to increase the allowed discounting activities of receivables received under letters of credit from one of its customers to $94 million in addition to the existing $20 million receivables factoring limit.

In March 2017, the Company signed a further amendment to its agreement with three of the four financial institutions to extend the Credit Facility repayment date to March 31, 2018. One of the four bank had to terminate its participation in the agreement because of regulatory constraints and its share in the Credit Facility was re-distributed by the other three on a pro-rata basis. In addition, the Credit Facility for bank guarantees was increased to $ 50.2 million. Other change adjusted the fees and interest spread to the same levels of the original agreement from March 2013.

As of December 31, 2017, the Company has not utilized any of the $50 million credit line available for short term loans. During 2017, the credit lines carry interest rates in the range of Libor+3.0% and Libor+3.4%.

In February 2018, the Company signed a further amendment to its agreement with the three financial institutions to increase the bank guarantees credit lines by $15 million to a total of $65.2 million.

In March 2018, the Company signed an amendment to the agreement in the frame of which, the fourth bank returned to the consortium after resolving some regulatory matters that caused it to terminate its participation in the consortium in March 2017, and the Credit Facility was redistributed between the consortium members. The amendment extends the Credit Facility by 2 years and 3 months, till June 30, 2020. This extension is subject to the Company achieving a positive operating profit in 2018, otherwise the agreement will only be extended by 1 year and 3 months.  Furthermore, the amendment includes an additional increase in bank guarantees credit lines of $20 million, to $85.2 million, a decrease in the Credit Facility for Loans of $10 million to $40 million, a decrease in allowed letter of credit discounting activities with one customer from $94 million to $50 million, and additional $10 million of allowed factoring of invoices with another specific customer. The existing $20 million receivables factoring permitted under the agreement, has remained unchanged. The amendment also includes reduced fees and interest spread as compared with the March 2017 amendment.

The Credit Facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.

Repayment could be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between our shareholders' equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable. As of December 31, 2017 and 2016, the Company met all of its covenants.

In the year ended December 31, 2017 our capital expenditures were $10.9 million, primarily for the development of our new IP-20 product family and its production lines.

As of December 31, 2017, we had approximately $25.9 million in cash and cash equivalents, out of which $0.7 million is located in Venezuela. It may be difficult to transfer foreign currency outside of Venezuela due to foreign currency restrictions. In addition, due to the major devaluation of the Venezuelan Bolivar relative to the U.S. dollar during the first quarter of 2018, we expect to record approximately $0.7 million of forex expenses in the first quarter of 2018, related to the erosion of our cash balances in Venezuela.

In 2017, our $17.2 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $15.6 million;

•	$9.2 million of depreciation and amortization expenses;

•	$3.4 million increase in trade payables and accrued expenses, net;

•	$2.6 million increase in deferred revenues paid in advance; and

•	$1.2 million stock-based compensation expenses

These factors were offset by:

•	a $8.6 million increase in inventories; and

•	a $6.7 million increase in trade and other receivables.

In 2016, our $25.8 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $11.4 million;

•	a $15.8 million decrease in trade and other receivables, net;

•	$10.0 million of depreciation and amortization expenses; and

•	a $4.7 million decrease in inventories.

These factors were offset by:

•	a $11.6 million decrease in trade payables and accrued expenses, net; and

•	a $6.2 million decrease in deferred revenues paid in advance.

In 2015, our $16.1 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of 1.0 million;

•	a $38.2 million decrease in trade and other receivables, net;

•	$12.2 million of depreciation and amortization expenses; and

•	a $10.2 million decrease in inventories.

These factors were offset by:

•	a $39.6 million decrease in trade payables and accrued expenses, net; and

•	a $8.8 million decrease in deferred revenues paid in advance.

Net cash used in investing activities was approximately $10.9 million for the year ended December 31, 2017, as compared to net cash used in investing activities of approximately $8.2 million for the year ended December 31, 2016, and net cash used in investing activities of approximately $4.7 million for the year ended December 31, 2015. In the year ended December 31, 2017, our purchase of property and equipment amounted to $8.5 million in addition to purchase of intangible assets of $1.4 million and our investment in long term bank deposits of $1.0 million. In the year ended December 31, 2016, our purchase of property and equipment of $8.2 million and our investment in short term bank deposits of $0.2 million, were partially offset by proceeds from maturities of deposits of $0.2 million. In the year ended December 31, 2015 our purchase of property and equipment of $5.3 million, were partially offset by proceeds from maturities of bank deposits of $0.4 million.

Net cash used in financing activities was approximately $16.7 million for the year ended December 31, 2017, as compared to approximately $17.8 million net cash used in financing activities for the year ended December 31, 2016 and net cash used in financing activities of $15.8 million for the year ended December 31, 2015. In the year ended December 31, 2017, our net cash used in financing activities was primarily due to our repayment of a bank loan of $17.0 million. In the year ended December 31, 2016, our net cash used in financing activities was primarily due to our repayment of a bank loan of $17.9 million.  In the year ended December 31, 2015, our net cash used in financing activities was primarily due to our repayment of a bank loan of $16.0 million

For more details concerning the Company’s commitments, please see below ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - F. Tabular Disclosure of Contractual Obligations.”

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We plan on continuing to raise capital as we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the Credit Facility available with the four financial institutions, will be sufficient for our requirements through at least the next 12 months.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2017, our research, development and engineering staff consisted of 218 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

Our research and development expenses were approximately $25.7 million or 7.7% of revenues in 2017, $21.7 million or 7.4% of revenues in 2016, and $22.9 million or 6.6% of revenues in 2015.

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

F.            Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations[1]	10,007	4,918	4,873	216
Purchase obligations[2]	36,600	36,600
Other long-term commitment[3]	4,626	177	1,946		2,503
Uncertain income tax positions[4]	2,160				2,160

Total	53,393	41,695	6,819	216	4,663

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2017 was approximately $7.9 million, of which approximately $5.5 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.4 million. In addition, the commitment includes a net amount of approximately $2.2 million in pension accruals in other subsidiaries, mainly in Norway.

(4)
Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 13g of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

 Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	69	Chairman of the Board of Directors
Ira Palti	60	President and Chief Executive Officer
Doron Arazi	54	Deputy Chief Executive Officer & Chief Financial Officer
Nurit Kruk-Zilca	44	Executive Vice President, Human Resources
Yuval Reina	51	Executive Vice President, Global Products
Oz Zimerman	54	Executive Vice President, Global Corporate Development
Flavio Perrucchetti	50	Regional President, Europe
Ram Prakash Tripathi	51	Regional President, India
Amit Ancikovsky	47	Regional President, Latin America & Africa
Charles Meyo	54	Regional President, North America
Shlomo Liran(2)	67	Director
Yael Langer	53	Director
Yair E. Orgler(1)(2)	78	Director

(1)          External director
(2)          Independent director

Set forth below is a biographical summary of each of the above-named directors and executive officers.

Zohar Zisapel has served as the Chairman of our Board of Directors since we were incorporated in 1996. Mr. Zisapel also serves as a director of RADCOM Ltd. and Amdocs Limited, both public companies traded on NASDAQ.  Mr. Zisapel founded or invested in many companies in the fields of Communications, Cyber Security and Automotive and serves as chairman or director of many private companies.  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Haifa Institute of Technology (“Technion”) and an M.B.A. from the Tel Aviv University.

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

Oz Zimerman has served as our Executive Vice President Global Corporate Development since 2014. He joined the company in March 2013. Oz brings with him over 20 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group (DSPG), where he was responsible for leading the company's overall marketing activities, M&A and supporting its worldwide expansion. Prior to joining DSP Group, Oz was VP Marketing at Comverse, where he led global positioning and developed partnerships. Before joining Comverse, he was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, and prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

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

Shlomo Liran joined Ceragon’s Board of Directors in August 2015, after gaining experience in senior management positions, including in the telecommunication industry. In October 2016 Mr. Liran was appointed as the CEO of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd.  During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School. Mr. Liran is one of our independent directors and is considered a "financial expert" for the purposes of the Nasdaq Rules.

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

Yair E. Orgler has served as our external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Atidim-High Tech Industrial Park Ltd. and Gazit-Globe Ltd. Previous public positions held by Prof. Orgler  include: director at Israel Chemicals Ltd. (until September 2015), director at Bank Hapoalim, B.M.; director at Discount Investment Corporation Ltd., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yafo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of the Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at the Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and M.A. in industrial administration from Carnegie Mellon University, a M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

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

During 2017, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2017 and have terminated their service with us, consisted of approximately $3.7 million in salary, fees, bonuses, commissions and directors' fees and approximately $0.35 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel.

During 2017, we granted to our directors and executive officers, in the aggregate, options to purchase 779,164 ordinary shares and 62,500 restricted share units (“RSU’s”) under our Amended and Restated Share Option and RSU Plan. The exercise price of the options ranges from $2.08 to $3.62 per share. Share options will expire 6 years after their date of grant.

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

Our two independent directors are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”). Our independent directors are also reimbursed for expenses and are awarded share options, as further described below. We pay each of our independent directors, for their service as directors and their participation in each meeting of the Board or Board's committees, the "Minimum Amount" of the annual and participation fees as set forth in the Remuneration Regulations, based on the classification of the Company according to the size of its capital; As of February 1, 2018 – the sum of NIS 61,068 (approximately $17,614) as annual fee and the sum of NIS 2,156 (approximately $622) as an in-person participation fee, NIS 1,294 (approximately $373) for conference call participation and NIS 1,078 (approximately $311) for participating in a written resolution. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

As consideration for their contributions and efforts as independent directors of the Company, in August 2015 our shareholders approved, in addition to the above-mentioned cash remuneration, annual equity grants to Mr. Shlomo Liran, Mr. Yair E. Orgler and Mr. Avi Patir (who served as our external and independent director until his death in January 2018), with respect to their three-year terms of service. Such equity grants included options to purchase 50,000 Ordinary Shares, one-third of which were granted, on the date of the original appointment, or re-appointment, as applicable for each such director, with an additional one third, granted upon the first anniversary thereof and the remaining options were granted upon the second anniversary thereof; i.e., for Mr. Liran, 16,667 options were granted on August 11 of each of, 2015, and  2016 and the remaining 16,666 options were granted on August 11, 2017. For each of Mr. Patir and Mr. Orgler, 16,667 options were granted on March 25 of each of 2016 (the commencement date of their fourth term of service) - and 2017 and the remaining 16,666 options shall be granted to Mr. Orgler on March 25, 2018, as Mr. Patir’s service as director was terminated in January 2018; see below under C. Board Practices - "External Directors").

Further, as remuneration for their contribution and efforts as directors of the Company, in August 2015 our shareholders approved annual equity grants to Mr. Zohar Zisapel and Ms. Yael Langer, with respect to their three-year terms of service, as follows:

•
to Zohar Zisapel, Chairman of the Board of Directors, options to purchase 150,000 Ordinary Shares, one-third of which were granted on August 11 of each of 2015, 2016 and 2017. The Compensation Committee and Board of Directors believed it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board considering, among others, the considerable amount of time required from him to fulfill his Board activities as a Chairman and his long-term contribution to the Company's success.

•	to Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares, one-third of which were granted on August 11 of each of 2015, 2016 (16,667 options) and 2017 (16,666 options).

All options granted each year, as detailed above, vest on their date of grant. The exercise price of such options equals to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period of thirty (30) consecutive trading days immediately preceding the date of grant. These grants were made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which are granted under Section 3(i) of the Ordinance.

b)	Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders" (as such term is defined in the Companies Law); with respect to the year ended December 31, 2017. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, as recorded in our financial statements, and are based on the following components:

•
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Office Holder’s, payments, contributions and/or allocations for pension, severance, car or car allowance, medical insurance and risk insurance (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company's guidelines.

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2017, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, as well as a proportionate amount of a retention bonus that is related to the reported year, and approved by the Company's Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2017, with respect to equity-based compensation granted in 2017 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 14c of our audited consolidated financial statements.

•	Ira Palti – CEO. Salary Costs - $ 392,200; Performance Bonus Costs - $288,255; Equity Costs - $216,982.

•	Doron Arazi – Deputy CEO & CFO. Salary Cost - $324,058; Performance Bonus Cost - $146,539; Equity Cost - $113,255.

•	Amit Ancikovsky – Regional President Latin America & Africa. Salary Costs - $293,639; Performance Bonus Costs - $265,093; Equity Costs - $71,140.

•	Charles Meyo – Regional President North America. Salary Costs - $319,259; Performance Bonus Costs - $179,153; Equity Costs -$53,355.

•	Flavio Perrucchetti – Regional President Europe. Salary Cost - $385,525; Performance Bonus Cost - $116,397; Equity Cost - $52,128.

C.    Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are generally subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee (hereinafter referred to as “Corporate Audit Committee”), compensation committee, internal auditor and approvals of interested parties’ transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer (such as the Company) may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. “KEY INFORMATION – Risk Factors – Risks Related to Our Ordinary Shares - As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.” For information regarding home country rules followed by us see Item 16G. “CORPORATE GOVERNANCE.”

General Board Practices

As a result of the death of Mr. Avi Patir, on January 28, 2018, our Board of Directors presently consists of four members, while the minimum number required under our Articles of Association is five directors. We expect to regain compliance with this requirement shortly, with the appointment of new directors in our next general meeting of shareholders.

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

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed a Corporate Audit Committee under the Companies Law, a Financial Audit Committee (each of which has three members), a Compensation Committee and a Nomination Committee (each of which has two members).

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

Terms and Skills of Directors

Our directors, other than external directors, are elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, in our next general meeting of shareholders (the “2018 Meeting”), our three serving directors (which are not external directors), will be proposed for re-election to serve until the date of the 2021 annual general meeting of shareholders.

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

Independent Directors

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates. Messrs. Yair Orgler and Shlomo Liran currently serve as our independent directors. Due to the recent death of Mr. Avi Patir, as of January 28, 2018, we temporarily do not comply with this particular requirement of the Nasdaq Rules. However, consistent with Listing Rules 6505(b)(1)(A), Nasdaq provided the Company with a cure period in order to regain compliance, until the earlier of the next annual shareholders’ meeting or January 28, 2019; or if the next annual shareholders’ meeting is held before July 27, 2018, then the Company must evidence compliance no later than this date. The Company intends to fill the vacancy and regain compliance immediately following its 2018 Meeting.

External Directors

Under the Companies Law, we are required to appoint at least two external directors. Each committee of a company’s board of directors, which is authorized to exercise the board of directors’ authorities, is required to include at least one external director, and the corporate audit and compensation committees must include all of the external directors. Regulations promulgated under the Companies Law allow us, as a company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law) to exempt ourselves from the requirement to have external directors on our Board of Directors and from related obligations imposed by the Companies Law concerning such external directors, provided that we continue to comply with applicable U.S. securities laws and Nasdaq listing rules. Implementation of such exemption is not currently planned.

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

•
service as an “Office Holder”; the term “Office Holder” as defined in the Companies Law includes a director, the CEO, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, and any manager who is directly subordinated to the CEO.

“Control” is defined in the Israeli Securities Law as the ability to direct the actions of a company, excluding power that is solely derived from a position as a director of the company or any other position with the company; a person who holds 50% or more of the “controlling power” in the company (i.e., voting rights or the right to appoint a director or a general manager) is automatically considered to possess control.

In addition, no person can serve as an external director if the person’s position or other activities creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

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

An external director serves a three-year term, and may be re-elected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be re-elected by the shareholders for additional periods of up to three years each, only if the Audit Committee, followed by the board, have approved the reelection, taking into consideration the expertise and special contribution of the external director to the work of the board and its committees, and determining that the appointment for a further term of service is beneficial to the company.

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

With respect to mechanisms 1 and 3 above: (i) the re-election must be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of (a) controlling shareholders; and (b) shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) the re-election must include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director cannot be a related or competing shareholder or a relative of such a related or competing  shareholder at the time of the appointment, and cannot have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A ‘related or competing shareholder’ exists where: (a) a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company; and (b) at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, either has business relationships with the Company or is a competitor of the Company.

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

Our External Directors. Yair Orgler and the late Avi Patir were initially appointed in 2006 as our external directors. Their terms began in March 2007 and in December 2009, and December 2012, at the respective annual general meeting of shareholders, Messrs. Orgler and Patir were re-appointed for second and third terms as external directors.  In our 2015 annual general meeting, the shareholders approved the extension of terms of service for Messrs. Orgler and Patir for an additional period of three years each, which began on March 25, 2016, following approvals by our Corporate Audit Committee and Board that such re-appointment was beneficial to the Company considering the expertise and special contribution each of Messrs. Orgler and Patir to the work of the Board and its committees. Our Board of Directors has determined that Prof. Orgler has the “accounting and financial expertise” and that Mr. Patir has the “professional qualifications” required by the Companies Law. As a result of the death of Mr. Patir, as of January 28, 2018, we only have one external director. We expect to regain compliance with these requirements, immediately following our  2018 Meeting.

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

For a full discussion of the remuneration paid to our directors, including our external directors, see above in “B. Compensation a) Aggregate Executive Compensation.”

Committees of the Board of Directors

Financial Audit Committee

In accordance with the Securities Exchange Act of 1934, rules of the SEC under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom (i) is independent; (ii) does not receive any compensation from the Company (other than directors' fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company's (or  subsidiary's) financial statements during the past three years; and (v) is financially literate and one of whom has been determined by the board to be a financial expert. Currently, Messrs. Yair Orgler, and Shlomo Liran serve on our Financial Audit Committee, each of whom has been determined by the board to meet the Nasdaq standards described above. Mr. Liran is the chairman of our Financial Audit Committee and its financial expert (see Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below).

As of January 28, 2018, the date of Mr. Patir’s death, we no longer comply with the requirement to have an audit committee consisting of at least three members. However, consistent with Nasdaq Rule 6505(c)(4), Nasdaq provided the Company a cure period in order to regain compliance until the earlier of the next annual shareholders’ meeting or January 28, 2019; or if the next annual shareholders’ meeting is held before July 27, 2018, then the Company must evidence compliance no later than this date. We plan to fill the vacancy and regain compliance with this requirement shortly, after the appointment of new independent directors in our 2018 Meeting.

We have adopted a Financial Audit Committee charter as required under the Nasdaq Rules. The duties and responsibilities of the Financial Audit Committee include: (i) recommending the appointment of the Company's independent auditor to the Board of Directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

Corporate Audit Committee

Under the Companies Law, the board of directors of any Israeli public company must appoint an audit committee comprised of at least three directors and all the external directors.  In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or any relative thereof; (iii) any director employed by or providing services on a regular basis to, the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder ("Non-Permitted Members").  The chairman of such audit committee must be an external director. As a result of Mr. Patir’s death, our Corporate Audit Committee does not currently follow such composition requirements, and we expect to regain compliance with these requirements, immediately following our 2018 Meeting. Mr. Yair Orgler, our external director, and Mr. Shlomo Liran, who serve as members of our Corporate Audit Committee, meet the independence criteria defined in the Companies Law. Mr. Orgler is the chairman of our Corporate Audit Committee.

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

Non-Permitted Members shall not attend Corporate Audit Committee meetings or take part in its decisions, unless the chairman of the Corporate Audit Committee has determined that such person is required for the presentation of a certain matter. Nevertheless, an employee who is not a controlling shareholder or a relative thereof, may be present at discussion of the committee, pursuant to the committee's request, and the company’s legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both the discussion and vote of the committee, pursuant to the committee's request.

The quorum for discussions and decisions shall be the majority of the members of the Corporate Audit Committee, provided that the majority of the members present meet the independence criteria set forth in the Companies Law, and at least one of them is an external director.

Compensation Committee

General. According to the Companies Law, the board of directors of any Israeli public company must appoint a compensation committee, comprised of at least three directors, including all of the external directors. The majority of the compensation committee must be comprised of external directors and an external director who must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements (Corporate Audit Committee), as described above (the “Compensation Committee Qualifications”). Until January 28, 2018, our Compensation Committee was comprised of our (then) two external directors, Messrs. Yair Orgler and Avi Patir, as well as our independent director, Mr. Shlomo Liran, whose remuneration is identical to the remuneration paid to our external directors. Mr. Patir served as the Chairman of our Compensation Committee. As a result of Mr. Patir’s death, our Compensation Committee does not currently comply with the Compensation Committee Qualifications, and we expect to regain compliance with such qualifications shortly, immediately following our 2018 Meeting.

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

Under Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee comprised solely of independent directors, subject to certain exceptions. We generally follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. (see also under Item 16G. “CORPORATE GOVERNANCE”).

Under the Companies Law and regulations promulgated there under: (a) an Israeli public company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law), is permitted to exempt itself from the above-mentioned composition requirements set forth under the Companies Law with respect to audit committee and compensation committee set forth under the Companies Law, and to follow only the composition requirements under the Nasdaq Listing Rules; and (b) an Israeli public company may elect to have its audit committee carry out all the duties and responsibilities conferred by the Companies Law upon the compensation committee, provided that such audit committee meets the Compensation Committee Qualifications. As we currently do not comply with the Compensation Committee Qualifications, in February 2018 our Board of Directors has elected to take a temporary exemption from the Companies Law composition requirements with respect to compensation committee, and to follow the composition requirements set forth under the Nasdaq Listing Rules, until such time when the Company regains compliance with the Compensation Committee Qualifications.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Our two independent directors, Mr. Orgler and Mr. Liran, are the members of our Nomination Committee, which recommends director nominees for our board's approval.

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

The terms of office and employment of a CEO, regardless of whether such terms conform to the Company's compensation policy, must be approved by the compensation committee, the board of directors and then by a special majority of the shareholders, including: (i) a majority of the shareholders, present and voting (abstentions are disregarded), who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the Company.

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

Amendment of existing terms of office and employment of office holders, including chief executive officers, who are not directors, require the approval of the compensation committee only, if the compensation committee determines that the amendment is not material.

The terms of office and employment of directors, regardless of whether such terms conform to the company's compensation policy, must be approved by the compensation committee, the board of directors and then by the shareholders, but, in case that such terms are inconsistent with the company's compensation policy, such shareholders' approval must be obtained by the special majority detailed above with respect to the CEO.

However, and as referred to above with respect to remuneration of directors, according to the Relief Regulations, a company's compensation committee and board of directors are permitted to approve terms of office and employment of a CEO or of a director, without convening a general meeting of shareholders, provided however, that such terms: (i) are not more beneficial than the former terms, or are essentially the same in their effect;  (ii) are in line with the company’s compensation policy; and (iii) are brought for shareholder approval at the next general meeting of shareholders.

Compensation Policy

As required by the Companies Law, our shareholders, following the approval of the board of directors and the recommendations of the compensation committee, approved and adopted a compensation policy in 2012. The compensation policy was revised in 2015 and a further revision is going to be brought for shareholder approval in the 2018 Meeting (the “Compensation Policy”). The Compensation Policy sets forth the Company’s policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, and which takes into account, among other things, providing proper incentives to directors and officers, management of risk by the Company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.  The Compensation Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, it is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level of business performance in the long term, all without encouraging excessive risk taking.

Until 2016, the Companies Law required that all variable compensation of office holders be based on measurable criteria, except for a non-material portion thereof. Accordingly, the Compensation Policy allows for a non-substantial portion of up to 20% of the bonus objectives for each year to be based on non-measurable criteria, and if and to the extent permissible pursuant to the Companies Law - our Compensation Committee and Board of Directors (and with respect to our CEO and directors with the approval of our shareholders as well) - may increase the portion of targets that are based on non-measurable criteria up to 50%. Since 2016, 100% of the variable compensation of office holders, who are not directors or the CEO, may be based on non-measurable criteria, and the variable compensation of directors and chief executive officers should still be based on measurable criteria, but with the exception of a non-substantial portion of up to 3 monthly salaries. Accordingly, as of 2016, our Compensation Committee and Board of Directors now have the authority to increase the portion of the targets of our office holders (who are not directors and CEO), that are based on non-measurable criteria, to 50%.

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

The approval of the corporate audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in: (a) an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights; or (b) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company.

A “controlling party” is defined in the Israeli Securities Law and in the Companies Law, for purposes of the provisions governing related party transactions, as a person with the ability to direct the actions of a company but excluding a person whose power derives solely from his or her position as a director of the company or any other position with the company, and with respect to approval of transactions with related parties also a person who holds 25% or more of the voting power in a public company if no other shareholder owns more than 50% of the voting power in the company, and provided that two or more persons holding voting rights in the company, who each have a personal interest in the approval of the same transaction, shall be deemed to be one holder for the purpose of evaluating their holdings with respect to approvals of transactions with related parties.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to: (i) act in good faith toward the company and other shareholders; and (ii) refrain from abusing his or her power in the company, including, among other things, voting in a general meeting of shareholders with respect to the following matters: (a) any amendment to the articles of association; (b) an increase of the company's authorized share capital; (c) a merger; or (d) approval of interested party transactions which require shareholders' approval.

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

Exemption, Insurance and Indemnification of Directors and Officers

Pursuant to the Companies Law and the Israeli Securities Law, the Israeli Securities Authority (“ISA”) is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Israeli Securities Law or the Companies Law (for further details see in “Administrative Enforcement” below); and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

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

Office Holders’ Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability of any of our office holders imposed on the office holder in respect of an act or omission performed by him or her in his or her capacity as an office holder, regarding each of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person; and/or

•	any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Israeli Securities Law, we may also enter into a contract to insure an office holder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

Office Holder's Indemnification

Our Articles of Association provide that, subject to the provisions of the Companies Law and the Israeli Securities Law, we may indemnify any of our office holders for an obligation or expense specified below, imposed on or incurred by the office holder in respect of an act or omission performed in his or her capacity as an office holder, as follows:

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

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or payment required to be made to an injured party, pursuant to certain provisions of the Securities Law; and/or

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

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

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

In addition, under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and our Board of Directors and, with respect to an office holder who is CEO or a director, also by our shareholders. However, according to the Relief Regulations, shareholders’ and Board approvals for the procurement of such insurance coverage are not required if the insurance policy is approved by our Compensation Committee and: (i) the terms of such policy are within the framework for insurance coverage as approved by our shareholders and set forth in our Compensation Policy; (ii) the premium paid under the insurance policy is at fair market value; and (iii) the insurance policy does not and may not have a substantial effect on the Company’s profitability, assets or obligations.

Our Insurance and Indemnification

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our present office holders and were approved for any future office holders. Hence, we indemnify our office holders to the fullest extent permitted under the Companies Law.

We currently hold directors’ and officers’ liability insurance policy for the benefit of our office holders, including our directors. This policy was approved by our Compensation Committee, after confirming that its terms are within the framework set forth for insurance coverage under our Compensation Policy and adhere to the other requirements set forth in the Relief Regulations, as mentioned above.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law includes an administrative enforcement procedure to be used by the ISA, to enhance the efficacy of enforcement in the securities market in Israel. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Israeli Securities Law. Furthermore, the Israeli Securities Law requires that the CEO of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching such law. The CEO is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

As detailed above, under the Israeli Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Israeli Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of sections in the Companies Law and in the Israeli Securities Law applicable to us. Our Articles of Association and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Israeli Securities Law (see “Exculpation, Insurance and Indemnification of Directors and Officers" above).

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

As of December 31, 2017, we had 905 employees worldwide, of whom 218 were employed in research, development and engineering, 465 in sales and marketing including supporting functions, 116 in management and administration and 106 in operations.  Of these employees, 353 were based in Israel, 46 were based in the United States, 207 were based in EMEA (not including Israel), 204 were based in Latin America and 95 were based in Asia Pacific.

In addition, during 2017 we have employed on average 215 temporary employees, primarily in India, supporting the projects we have won in this country. The majority of the costs of these temporary employees were included in the cost of revenues in our financial statements.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 27, 2018.  The percentage of outstanding ordinary shares is based on 78,130,978 ordinary shares outstanding as of March 27, 2018.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Range of exercise prices per share of stock options	Number of RSUs Held(2)
Zohar Zisapel(3)	10,888,341	13.9	350,000	$2.02 - $11.75	-
Ira Palti	1,183,374	1.5	1,575,000	$1.16 - $13.04	4,120
All directors and senior management as a group consisting of 14 people(4)	13,477,382	17.2	4,127,167	$1.14-$13.04	67,620

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days as of March 27, 2018.

(2)
Each stock option is exercisable into one ordinary share, and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 350,000, 1,181,374 and 2,939,041 options, are vested or shall become vested within 60 days of March 27, 2018 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. No RSU’s listed are vested or expected to vest within 60 days as of March 27, 2018.

(3)	The number of ordinary shares held by Zohar Zisapel includes 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and chairman of the board.

(4)
Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti, beneficially owns less than 2% of the outstanding ordinary shares as of March 27, 2018 (including options held by each such person and which are vested or shall become vested within 60 days as of March 27, 2018) and have therefore not been separately listed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 share option plan, designed to grant options pursuant to Section 102 or 3(i) of the Ordinance, and to be a “qualified plan” as defined by U.S. tax law. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. Our Compensation Committee of our Board of Directors administers the plan. Generally, options granted under this plan expire between six to ten years from the date of grant. In addition, our Board of Directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold.

In September, 2010, our Board of Directors amended the share option plan so as to enable the grant of RSUs pursuant to such plan (the “Amended and Restated Share Option and RSU Plan”, or “the Plan”).

In December 2012, our Board of Directors extended the Plan for an additional ten-year period through December 31, 2022.  The Plan has been approved by the Israeli Tax Authority as required by applicable law. The following tables present information regarding option and RSU grants under the Plan as of December 31, 2017.

Cumulative Ordinary Shares Reserved for Option Grants	Remaining Reserved Shares Available for Option Grants	Options Outstanding	Weighted Average Exercise Price
20,374,299	413,701	7,939,978	$3.61

Cumulative Ordinary Shares Reserved for RSU Grants	Remaining Reserved Shares Available for RSU Grants	RSUs Outstanding	Weighted Average Exercise Price
1,861,389	---	327,093	$0.00

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2017:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	4,316,850	1,523,015

All other grantees	3,950,221	1,841,241

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 27, 2018 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	10,888,341	13.94%
Joseph D. Samberg (4)	6,784,842	8.68%

(1)	Based on 78,130,978 ordinary shares outstanding as of March 27, 2018.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 27, 2018.

(3)
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include 10,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholders and the chairman of the board.

(4)	Joseph D. Samberg's address is 1091 Boston Post Road, Rye, NY 10580.

As of March 19, 2018, approximately 97% of our ordinary shares were registered for trade and held in the United States and there were 27 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.8% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, beneficially owns 13.94% of our ordinary shares as of March 27, 2018. Yehuda Zisapel, the brother of Zohar Zisapel, is also a shareholder, who together with Nava Zisapel beneficially owns 4.57% of our ordinary shares as of March 27, 2018.  Zohar and Yehuda Zisapel do not vote as a group and do not have a voting agreement.

Zohar Zisapel is the Chairman of the board of, and holds shares in, RADWIN Ltd., RADIFLOW Ltd., Hailo Technologies Ltd.; and Innoviz Ltd. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd., Amdocs Ltd., NUANCE HEARING Ltd., RAD Data Communications Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., Armis Security Ltd., Cylus Ltd.; and several other private holdings and real estate. Zohar Zisapel also holds shares in the following companies: Satixfy Ltd., Nucleix Ltd., Allot Communications Ltd., Silicom Ltd., Ellomay Capital Ltd., Vascular Grafts Solutions Ltd., Perflow Ltd., Vectorious Ltd., ExpanDB Ltd., Siraj Ltd.and Galil Software Ltd. The above list does not constitute a complete list of Zohar Zisapel’s holdings.

Yehuda Zisapel holds shares and serves as a director in a few of the above-mentioned companies, as well as in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., SecurityDam Ltd., Binat Business Ltd, ACE – Assured Customer Experience Ltd.  and several other private holdings, real estate and medical devices companies. The above list does not constitute a complete list of Yehuda Zisapel’s holdings.

Some of the companies referred to above are known as the “RAD-BYNET Group".  Members of the RAD-BYNET Group sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, such as transportation and cafeteria facilities - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2017 was approximately $2.1 million.

We, as well as other companies of the RAD-BYNET Group, may market through the same distribution channels.  In addition, the Company markets and sells some products of other members of the RAD-BYNET Group, which are complementary to our products, while some members of the RAD-BYNET Group market and sell part of our products, which are complimentary to their products. Certain products of members of the RAD-BYNET Group may be used in place of (and thus may be deemed to be competitive with) our products.

Ms. Yael Langer, one of our directors, acts as general counsel for several RAD-BYNET Group companies and serves as a director in RADWARE Ltd.

We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a related party.  In addition, all of our related-party transactions with members of the RAD-BYNET Group are approved by our Audit Committee and then by our Board of Directors.  As a result, we believe that the terms of the transactions in which we have engaged, and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms, which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities in which our office holders may have a personal interest will require approval by our Audit Committee, our Board of Directors and, if applicable, our shareholders.

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility, located in Tel Aviv, Israel is approximately 59,300square feet of office space and approximately 4,000 square feet of warehouse space. The leases for this facility will expire in the end of December 2019. The aggregate amount of rent and maintenance expenses related to these properties was approximately $1.8 million in 2017.

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings.  The aggregate purchase price of these components in 2017 was approximately $1.3 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2017 was approximately $0.2 million.

Registration Rights

In connection with the private placement of preferred shares before our initial public offering in August 2000, several of our shareholders were granted registration rights with respect to ordinary shares that were converted from preferred shares immediately prior to the completion of our initial public offering.  The registration rights were granted to each of:

•      the holders of the ordinary shares resulting from the conversion of such preferred shares; and

•      Yehuda Zisapel and Zohar Zisapel.

Under the registration rights agreement, each of these shareholders has the right to have its ordinary shares included in certain of our registration statements.

ITEM 8.          FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The annual financial statements required by this item are found at the end of this annual report, beginning on Page F-1.

Export Sales

In 2017, our sales to end users located outside of Israel amounted to $330.1 million, or 99.4% of our $332.0 million revenues for this year.

Legal Proceedings

On January 5, 2015, a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company’s follow on public offering in July 2014 (the “Motion").

The purported class action is based on Israeli law and alleges breaches of duties by the Company and its management on account of false and misleading statements in the Company’s SEC filings and public statements, during the period between July and October 2014. The plaintiff's principal claim is that immediately prior to the follow on public offering, the defendants presented misleading guidance concerning the expected financial results for the third quarter of 2014, indicating an anticipated improvement in the rate of gross profit based on orders which were already received by the Company at the time of such presentation. Although the plaintiff admits that, in accordance with the actual results for the third quarter, the Company did meet the guidance as far as revenues were concerned, the actual rate of gross profit turned out to be much lower than the one anticipated. Plaintiff argues that at the time such guidance was presented by the defendants, they already knew, or should have known, that it was incorrect. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs.

The Motion was served to the Company on January 6, 2015 and the Company filed its response on June 21, 2015. On October 22, 2015, the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016, and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery, and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiffs. The plaintiffs filed their reply to the Company’s response to the Motion on April 2, 2017.

In May 2017 the Company filed two requests: the first, requesting to dismiss the Plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to first hear the Company’s claims with regards to the legal question of the governing law. A preliminary hearing was held on May 22, 2017, where the court set dates for response to the Company’s above-mentioned requests and for evidence hearings. On July 17, 2017, the court allowed the Company to respond to the plaintiff’s response and on July 29, 2017 the Court denied the Company’s second request. The Company filed its response to the plaintiff’s response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon our Chairman of the Board, Mr. Zisapel, and our CEO, Mr. Palti, to the upcoming evidence hearing. The Company filed its response to this request on October 26, 2017; and the plaintiff filed its reply to Company's response.

The first evidence hearing took place on November 2, 2017. During this hearing the Company agreed to consider summoning to the second evidence hearing one of the above-mentioned Company's officers, and on November 8, 2017, the Company advised the court that it agrees that Mr. Palti will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018.

After submission of summaries by both parties to the court, currently scheduled for the beginning of July 2018, the court is expected to issue its decision whether to approve the Motion or to deny it.

The Company believes that it has a strong defense against the allegations referred to in the Motion and that the District Court should deny it.

We are not a party to any other material legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares except for the share dividend that was paid as a result of a 250-for-1 share recapitalization that took place immediately prior to our initial public offering. We do not anticipate paying any dividends on our ordinary shares in the future.  We currently intend to retain all future earnings to finance our operations and to expand our business. In connection with the 2013 credit facility, we undertook not to distribute dividends (unless certain terms are met) without the Lender’s prior written consent.

Significant Changes

See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS -Liquidity and Capital Resources” for a description of the February 2018 and March 2018 amendments to the credit facility.

ITEM 9.          THE OFFER AND LISTING

Offer and Listing Details

Since January 3, 2011, our ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “CRNT”. Prior to that, we were listed on the Nasdaq Global Market, from August 4, 2000. Between September 12, 2004 and December 11, 2017 our shares were also listed on the Tel Aviv Stock Exchange (“TASE”), under the same symbol.  On July 26, 2017, our Board of Directors resolved to voluntarily delist the Company’s shares from trading on the TASE. Consequently, we applied to the TASE and requested that TASE initiate the delisting process. On September 12, 2017, we announced to the TASE members that the last trading day in the Company's shares on the TASE shall be December 7, 2017 and that on December 11, 2017, the Company's shares were to be delisted from trading on the TASE. Following our delisting from trading on the TASE, the only trading market for our ordinary shares is the Nasdaq Global Select Market.

The table below sets forth the high and low market (sale) prices of our ordinary shares, for the periods indicated, as reported on Nasdaq:

	Ordinary Shares
Annual	High	Low
2015	$2.00	$0.88
2016	2.94	0.89
2017	4.23	1.64

Quarterly 2015
First Quarter	$1.35	$0.88
Second Quarter	1.47	1.02
Third Quarter	1.74	0.93
Fourth Quarter	2.00	1.09

Quarterly 2016
First Quarter	$1.30	$0.89
Second Quarter	1.84	1.11
Third Quarter	2.94	1.58
Fourth Quarter	2.89	1.95

Quarterly 2017
First Quarter	$4.23	$2.70
Second Quarter	3.65	2.45
Third Quarter	2.93	1.88
Fourth Quarter	2.38	1.64

Monthly	High	Low
October 2017	$2.22	$1.98
November 2017	2.24	1.64
December 2017	2.38	1.83
January 2018 .	2.30	1.96
February 2018	2.97	1.95
March 2018	3.00	2.63

ITEM 10.          ADDITIONAL INFORMATION

Memorandum and Articles of Association - General

A description of our Memorandum and Articles of Association was previously provided in our registration statement on Form F-1 (Registration Statement 333-12312) filed with the SEC on August 3, 2000, and is incorporated herein by reference. The Memorandum and Articles of Association - as amended in October 2007, September 2011, December 2012, July 2014 and September 2016 - were previously provided in our annual reports on Form 20-F for the years 2007, 2011, 2012, 2014 and 2016, respectively, and are incorporated herein by reference.

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

Under our Articles of Association, the quorum required for a meeting of shareholders consists the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors, shall be cancelled. If a meeting is otherwise called and no quorum is present within half an hour from the time appointed for such meeting it shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the adjourned meeting, the required quorum consists of any two shareholders.

Subject to the provisions of the Articles of Association, holders of fully paid ordinary shares have one vote for each ordinary share held by such shareholder of record, on all matters submitted to a vote of shareholders. Shareholders may vote in person, by proxy or by proxy card. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As our ordinary shares do not have cumulative voting rights in the election of directors, the holders of the majority of the shares present and voting at a shareholders meeting generally have the power to elect all of our directors, except the external directors whose election requires a special majority.

Unless otherwise prescribed in our Articles of Association and/or under the Companies Law, shareholders resolutions are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person, by proxy or by proxy card, and voting on the matter.

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

Mergers and Acquisitions under Israeli Law

In general, a merger of a company, that was incorporated before the enactment of the Companies Law, requires the approval of the holders of a majority of 75% of the voting power represented at the annual or special general meeting in person or by proxy or by a written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. However, in accordance with our Articles of Association, a shareholder resolution approving a merger (as defined in the Companies law) of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least: (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer: (a) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 25% or more of the voting rights at the general meeting (a "control block"), and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the abovementioned requirements do not apply if the acquisition was: (1) made by way of a private placement that received shareholders’ approval (which includes an explicit approval that the purchaser will become, as a result of such acquisition, a holder of a “control block,” or of 45% or more of the voting power in the company, and unless there is already a holder of a “control block” or of 45% or more of the voting power in the company, respectively); (2) was from a holder of a “control block” in the company and resulted in the acquirer becoming a holder of a “control block”; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares acquired in the offer exceeds the number of shares whose holders objected to the offer.

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

However, the effective tax rate payable by a company that derives income from an approved enterprise, beneficiary enterprise, or preferred enterprise discussed further below, may be considerably lower.  See “The Law for the Encouragement of Capital Investments, 1959” (the “Investment Law”) below.

The Law for the Encouragement of Capital Investments, 1959

In general, the Investment Law is intended to provide tax benefits to Industrial Enterprises who undertake significant export activities leading to the economic competitiveness of the country. The Investment Law underwent several amendments in recent years as will be detailed below, however, benefits which were granted under prior versions of the law remain intact and may be applied to the extent the company who obtained such benefits continues to comply with the respective requirements and has not waived such benefits.

Tax Benefits before the 2005 amendment

The Investment Law as legislated prior to 2005 provides that a proposed capital investment in eligible facilities may be designated as an approved enterprise. See “Tax Benefits under the 2005 Amendment” below regarding an amendment to the Investments Law that came into effect in 2005 and the amendments to the Investments Law that came into effect in 2011.

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

The benefit period starts with the first year the enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (“limitation period”). The respective benefit period has not yet begun.

Taxable income of a company derived from an approved enterprise is subject to reduced corporate tax at the rate of 10% to 25% for the benefit period and subject to the limitation period as was described above.  This period is ordinarily seven or ten years depending upon the geographic location of the approved enterprise within Israel, and whether the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income after the commencement of production. Tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right, provided that such income is generated within the approved enterprise’s ordinary course of business.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period (instead of seven).  Depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for rest of the benefits period (up to eight years).  The tax rate for the additional benefits period is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is 49% or more and less than 74%; 15% if 74% or more and less than 90%; and 10% if 90% or more. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the gross amount distributed.  The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits.  This rate is generally 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders and subject to the limitation period as was described above.  The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from approved enterprises, which is 20% if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a foreign investors’ company.

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

The Investment Center has granted approved enterprise status to three investment programs at our former facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from these programs.  We have elected the alternative package of benefits under these approved enterprise programs.  The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income after the commencement of production and will be subject to a reduced company tax of between 10% and 25% subject to the limitation period defined above, for the subsequent period of five years, or up to eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%.  The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

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

The Company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to the 2005 Amendment. The above discussion is a summary of the Investment Law prior to its amendment and the following is a discussion of the relevant changes contained in the 2005 Amendment.

The 2005 Amendment simplifies the approval process: according to the Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from exports (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that the company must make an investment in the Beneficiary Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the “Year of Election”). A company wishing to receive the tax benefits afforded to a Beneficiary Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Beneficiary Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following tax tracks, which may be applicable to us:

•
Similar to the available alternative track, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that it may distribute. The company is required to withhold tax at the source at a rate of 20% from any dividends distributed from income derived from the Beneficiary Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Beneficiary Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 20% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The 2005 Amendment changed the definition of “foreign investment” in the Investments Law so that the amended definition requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the definition of “foreign investment” took effect retroactively from 2003.

Among the results of the 2005 Amendment are that (a) tax-exempt income generated under the provisions of the 2005 Amendment will subject us to taxes upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2017, we did not generate income under the provisions of the new law.

The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investments Law and its regulations as described above and criteria in rulings issued by the Israeli Tax Authorities.  If a company does not meet these conditions, in whole or in part, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

Tax Benefits under the 2011 Amendment

On January 1, 2011, legislation amending the Investment Law came into effect. The new legislation introduced a new status of “Preferred Company” and “Preferred Enterprise,” replacing the existing status of “Beneficiary Company” and “Beneficiary Enterprise.” Similarly to “Beneficiary Company,” a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved or Beneficiary Enterprises during the benefits period.  The uniform corporate tax rate is 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. Certain “Special Industrial Companies” that meet certain criteria can enjoy further reduced tax rates of 5% in Development Zone A and 8% elsewhere.

Dividend distributed from income which is attributed to “Preferred Enterprise”/ “Special Preferred Enterprise” earned after January 1, 2014 will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual –20% (iii) non-Israeli resident at 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the 2011 Amendment shall not apply to a company already owning “Beneficiary Enterprise” or “Approved Enterprise" which will continue to benefit from the tax benefits under the Investment Law in effect prior to the new legislation, unless such company has otherwise elected to implement the 2011 Amendment.

We examined the possible effect of the 2011 amendment on the Company, and at this time do not believe we will opt to apply the amendment.

Tax Benefits under the 2016 Amendment

In December 2016, an additional amendment to the Law was passed (the “2016 Amendment”), which provides for:

(1)	A reduction in the tax rate for Preferred Enterprises in Development Zone A from 9% to 7.5%; and

(2)	Additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in the 2016 Amendment) to 12%.

The 2016 Amendment came into effect in March 2017 as regulations for its implementation were promulgated by the Minister of Finance. The Company examined the possible effect of the 2016 Amendment and at this time does not believe it will elect to apply the 2016 Amendment.

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

Special Provisions Relating to Taxation under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes were measured in real terms in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in fiscal year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, commencing with fiscal year 2003, results for tax purposes are measured in terms of earnings in US dollars. Since 2006, we file for extensions on an annual basis. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed.

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

Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (47% in 2017) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see the above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017 the Added Tax rate has increased to 3% and the threshold taxable income was reduced to NIS 640,000.

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market outside of Israel (including Nasdaq). However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations have not had a material effect on the Company.

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

•
a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are grantor trusts;

•	are S corporations;

•	are certain former citizens or long-term residents of the United States;

•	are financial institutions;

•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	are real estate investment trusts or regulated investment companies;

•	own directly, indirectly or by attribution at least 10% of our shares (by vote or value); or

•	have a functional currency that is not the U.S. dollar.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the ordinary shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain and may, in the case of non-corporate U.S. holders, be subject to a reduced rate of taxation (long-term capital gains are currently taxable at a maximum rate of 20% for U.S. holders that are individuals, estates or trusts).  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares may be subject to limitations.

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

Net Investment Income Tax

Certain non-corporate U.S. holders may also be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. holders are urged to consult their own tax advisors regarding the implications of the Net Investment income tax on their investment in our ordinary shares.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2017.  However, there can be no assurances that the IRS will not challenge this conclusion.  If we were not a PFIC for 2017, U.S. holders who acquired our ordinary shares in 2017 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2017 or any previous taxable year are complex.  A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends on, or proceeds from the disposition of, our ordinary shares.  In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2017, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $2.8 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $3.4 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2017, we had outstanding forward contracts in the amount of $10.7 million for a period of up to twelve months.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

(c)    Attestation Report of Independent Registered Public Accounting Firm

Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under Item 18: “Financial Statements” on pages F-3 – F-4, and such report is incorporated herein by reference.

(d)   Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.        [RESERVED]
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Shlomo Liran is the Audit Committee financial expert. Mr. Liran is one of our independent directors for the purposes of the Nasdaq Rules.

ITEM 16B.     CODE OF ETHICS

In November 2003, the Company’s Board of Directors adopted a Code of Ethics that applies to the CEO, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics Compliance Program. In October 2014, and again in December 2016, we amended and expanded the Company’s Ethics Compliance Program, in order to strengthen certain provisions thereunder. A copy of the Company’s updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Telephone no. +972-3-645-5733) (e-mail: ir@ceragon.com).  In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2016		2017
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$735,556	73%	$795,615	73%
Tax Fees (2)	$190,646	19%	$187,303	17%
Other Services(3)	$83,726	8%	$112,000	10%
Total	$1,009,928	100%	$1,094,918	100%

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

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2017.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of certain Nasdaq rules, subject to certain exceptions and except to the extent that such exemptions would not be contrary to U.S. federal securities laws, so long as the foreign issuer: (i) provides a written statement from an independent counsel in its home country certifying that the company's practices are not prohibited by the home country law; and (ii) discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we follow in lieu of Nasdaq Rules are described below:

-
Compensation Committee Charter: We have opted out of the requirement to adopt and file a compensation committee charter as set forth in Nasdaq Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

-
Shareholder Approval: We have opted out of the requirement for shareholder approval of stock option plans and other equity based compensation arrangements as set forth in Nasdaq Rule 5635. Nevertheless, as required under the Companies Law, shareholder voting procedures are followed for the approval of equity-based compensation of certain office holders or employees, such as our CEO and members of our Board of Directors. Equity based compensation arrangements with other office holders are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
Annual General Meetings of Shareholders: We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Ceragon to hold its annual meetings of shareholders within twelve months of the end of its fiscal year end. Instead, Ceragon is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above –"Additional Information –Voting, Shareholders' Meetings and Resolutions").

-
Quorum at General Meetings of Shareholders: We have opted out of the requirement set under Rule 5620(c) of the Nasdaq Rules, which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

-
Distribution of Annual Reports: We have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC, and also post a copy on our website.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-52 hereof.

ITEM 19.          EXHIBITS

1.2	Articles of Association, as amended September 20, 2016(1)
4.4
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd.  (English summary of the material terms) (2)

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.8	Amended and Restated Share Option and RSU Plan, as Amended August 10, 2014(4)
4.9	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.10	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.11	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.12	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms)
4.13	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms).
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2017, 2015 and 2014; (ii) Consolidated Statements of Comprehensive Income (Loss) at December 31, 2017, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017,  2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2015 and 2014; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

(1) Previously filed as exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year 2016 and incorporated herein by reference.
(2) Previously filed as exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year 2012 and incorporated herein by reference.
(3) Previously furnished as exhibit 99.3 in a Report on Form 6-K which exhibit was incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-183316), and incorporated herein by reference.
(4) Previously filed as exhibits 4.6, 4.7 and 4.8 to the Company’s Annual Report on Form 20-F for the year 2014 and incorporated herein by reference.
(5) Previously filed as exhibits 4.9 to the Company’s Annual Report on Form 20-F for the year 2015 and incorporated herein by reference.
(6) Previously filed as exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year 2016 and incorporated herein by reference.
(7) Previously filed as exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year 2016 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By: /s/ Ira Palti
Name:	Ira Palti
Title:	President and Chief Executive Officer

Date: March 27, 2018

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and its subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2018 expressed an unqualified opinion thereon.
Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 2002

 Tel-Aviv, Israel

March 27, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd.'s and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 of the Company and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

 We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 27, 2018

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$36,338	$25,877
Trade receivables (net of allowance for doubtful accounts of $ 12,162 and $7,883 at December 31, 2016 and 2017, respectively)		107,395	113,719
Other accounts receivable and prepaid expenses	3	17,076	17,052
Inventories	4	45,647	54,164

Total current assets		206,456	210,812

NON-CURRENT ASSETS:
Long-term bank deposits		-	996
Deferred tax assets	13c	1,344	988
Severance pay and pension fund		4,575	5,459
Other accounts receivable		2,746	3,269

PROPERTY AND EQUIPMENT, NET	5	27,560	29,870

INTANGIBLE ASSETS, NET	6	1,544	2,199

Total long-term assets		37,769	42,781

Total assets		$244,225	$253,593

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2016	2017
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	8	$17,000	$-
Trade payables		68,408	75,476
Deferred revenues		2,673	5,193
Other accounts payable and accrued expenses	7	22,425	24,781

Total current liabilities		110,506	105,450

LONG-TERM LIABILITIES:
Deferred tax liability	13C	-	141
Accrued severance pay and pensions		9,198	10,085
Other long-term liabilities		8,357	4,019

Total long-term liabilities		17,555	14,245

COMMITMENTS AND CONTINGENT LIABILITIES	11

SHAREHOLDERS' EQUITY:	12
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2016 and 2017; Issued: 81,250,452 and 81,526,715 shares at December 31, 2016 and 2017, respectively; Outstanding: 77,768,929 and 78,045,192 shares at December 31, 2016 and 2017, respectively		214	214
Additional paid-in capital		409,320	410,817
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2016 and 2017		(20,091)	(20,091)
Accumulated other comprehensive loss		(7,848)	(7,171)
Accumulated deficit		(265,431)	(249,871)

Total shareholders' equity		116,164	133,898

Total liabilities and shareholders' equity		$244,225	$253,593

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2015	2016	2017

Revenues	14b	$349,435	$293,641	$332,033
Cost of revenues		246,487	194,479	224,698

Gross profit		102,948	99,162	107,335

Operating expenses:
Research and development, net		22,930	21,695	25,703
Selling and marketing		40,816	39,515	41,656
General and administrative		21,235	20,380	18,576
Restructuring costs		1,225	-	-
Other income		(4,849)	(1,921)	(1,746)

Total operating expenses		81,357	79,669	84,189

Operating income		21,591	19,493	23,146
Financial expenses, net	15	14,738	6,303	5,889

Income before taxes on income		6,853	13,190	17,257

Taxes on income	13b	5,842	1,761	1,697

Net income		$1,011	$11,429	$15,560

Net Income per share:

Basic net income per share		$0.01	$0.15	$0.20
Diluted net income per share		$0.01	$0.15	$0.19
Weighted average number of ordinary shares used in computing basic net income per share		77,239,409	77,702,788	77,916,912
Weighted average number of ordinary shares used in computing diluted net income per share		77,296,681	78,613,528	79,942,353

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Net income	$1,011	$11,429	$15,560
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(4,149)	861	118

Available-for-sale investments:
Change in net unrealized gain (losses)	(423)	-	-
Amounts reclassified from AOCI	330	-	-

Net change	(93)	-	-

Cash flow hedges:
Change in net unrealized gains (losses)	(153)	168	2,331
Amounts reclassified from AOCI	(110)	(261)	(1,772)

Net change	(263)	(93)	559

Other comprehensive income (loss), net	(4,505)	768	677

Total of comprehensive income (loss)	$(3,494)	$12,197	$16,237

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2015	77,130,866	$212		$406,413	$(20,091)	$(4,111)	$(277,871)	$104,552

Exercise of options and RSU's	505,998	2		136	-	-	-	138
Share-based compensation expense	-	-		1,625	-	-	-	1,625
Other comprehensive loss, net	-	-		-	-	(4,505)	-	(4,505)
Net income	-	-		-	-	-	1,011	1,011

Balance as of December 31, 2015	77,636,864	214		408,174	(20,091)	(8,616)	(276,860)	102,821

Exercise of options and RSU's	132,065	*	)-	75	-	-	-	75
Share-based compensation expense	-	-		1,071	-	-	-	1,071
Other comprehensive income, net	-	-		-	-	768	-	768
Net income	-	-		-	-	-	11,429	11,429

Balance as of December 31, 2016	77,768,929	214		409,320	(20,091)	(7,848)	(265,431)	116,164

Exercise of options and RSU's	276,263	-		294	-	-	-	294
Share-based compensation expense	-	-		1,203	-	-	-	1,203
Other comprehensive income, net	-	-		-	-	677	-	677
Net income	-	-		-	-	-	15,560	15,560

Balance as of December 31, 2017	78,045,192	$214		$410,817	$(20,091)	$(7,171)	$(249,871)	$133,898

*) Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net income	$1,011	$11,429	$15,560
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,203	10,037	9,205
Share-based compensation expense	1,625	1,071	1,203
Other than temporary impairment and loss from sale of marketable securities	330	-	-
Accrued severance pay and pensions, net	(1,188)	28	3
Decrease (increase) in trade receivables, net	39,545	11,051	(6,403)
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	(1,291)	4,747	(259)
Decrease (increase) in inventories	10,240	4,706	(8,592)
Increase (decrease) in trade payables	(28,444)	(2,355)	4,836
Increase (decrease) in deferred revenues	(8,766)	(6,228)	2,575
Decrease in deferred tax asset, net	1,975	478	497
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(11,119)	(9,193)	(1,474)

Net cash provided by operating activities	16,121	25,771	17,151

Cash flows from investing activities:
Purchase of property and equipment, net	(5,266)	(8,190)	(8,533)
Purchase and capitalization of intangible assets, net	-	-	(1,407)
Investment in bank deposits	(19)	(153)	(996)
Proceeds from maturities of short-term bank deposits	432	153	-
Proceeds from sale of marketable securities	122	-	-

Net cash used in investing activities	(4,731)	(8,190)	(10,936)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from financing activities:
Proceeds and loans from financial institutions	4,200	-	-
Repayment of bank loan	(20,182)	(17,922)	(17,000)
Proceeds from exercise of options	138	75	294

Net cash used in financing activities	(15,844)	(17,847)	(16,706)

Effect of exchange rate changes on cash	(651)	286	30

Increase (decrease) in cash and cash equivalents	(5,105)	20	(10,461)

Cash and cash equivalents at the beginning of the year	41,423	36,318	36,338

Cash and cash equivalents at the end of the year	$36,318	$36,338	$25,877

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$1,509	$1,370	$2,493

Cash paid during the year for interest	$2,820	$1,739	$1,837

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

On January 19, 2011 ("Acquisition Date"), the Company purchased all of the shares of Nera Networks AS (now called Ceragon Networks AS) and its subsidiaries (the "Nera") from Eltek ASA for a consideration of $ 57,174.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

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

The financial statements of the Company's Brazilian subsidiary, whose functional currency is not the dollar, have been re-measured and translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, if required the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

Inventory includes costs of products delivered to customers and not recognized as cost of sales, where revenues in the related arrangements were not recognized.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 – 33
Enterprise Resource Planning systems ("ERP")	10
Office furniture and equipment	Mainly 15
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

h.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2015, 2016 and 2017, no impairment losses have been recognized.

i.	Income taxes:

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

j.	Intangible assets, net:

Intangible assets have been recorded in the Company's financial statements as a result of acquisitions and consist of technology and customer relations. In addition, during 2017, the Company acquired intangible assets consist of technology and incurred software development costs capitalized in accordance with ASC 985-20, “Software - Costs of Software to be Sold, Leased, or Marketed”.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, 7 years for technology and customer relations. As of December 31, 2017 the Company fully amortized all of its intangible assets recorded as a result of acquisition. The Company has not started to amortize the Core technology asset acquired and software development costs.

k.	Revenue recognition:

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

l.          Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations as incurred, except for development expenses which were capitalized in accordance with ASC 985-20 “Software – Costs of Software to be Sold, Leased, or Marketed” (see j above).

m.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for an average period of 1-3 years for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company recorded income from decrease of warranty provision for the years ended December 31, 2015, 2016 and 2017 in the amount of $ 139, $ 252 and $ 437, respectively. As of December 31, 2016 and 2017, the warranty provision was $ 2,460 and $ 2,023, respectively.

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

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the financial statements at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" at Level 2 (see also note 2u). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

For derivative instruments that are designated as fair value hedges (i.e, hedging of portion of its certain monetary items in the balance sheet), the portion of gains and losses on these forward contracts is recognized in earnings.

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by ASC 815.

o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables.

The majority of the Company's cash and cash equivalents are maintained in U.S. dollar . Generally, these cash and cash equivalents and deposits may be redeemed upon demand. Management believes that the financial institutions that hold the Company's and its subsidiaries' cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.

The Company's trade receivables are geographically diversified and derived from sales to customers mainly in the Europe, North America, Latin America and Asia. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.          Allowance for doubtful debt:

An allowance for doubtful accounts is determined with respect to specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

q.          Transfers of financial assets:

ASC 860 "Transfers and Servicing", ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to two financial institutions.

As of December 31, 2016 and 2017, the Company sold trade receivables to several different financial institutions in a total net amount of $ 14,306 and $ 19,797, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation. During the years ended on December 31, 2015, 2016 and 2017, the Company recorded amounts of $ 759, $ 536 and $ 553, respectively, as financial expense related to its factoring arrangements.

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

As of December 2016 and 2017, accrued severance pay amounted to $ 6,825 and $ 7,962, respectively. Severance expense for the years ended December 31, 2015, 2016 and 2017, amounted to approximately $ 2,130, $ 1,662 and $ 1,852, respectively.
s.          Pension accrual:

The Company accounts, for its obligations for pension and other postretirement benefits, in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 10.

t.          Accounting for stock-based compensation:

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2015, 2016 and 2017:

	December 31,
	2015	2016	2017

Dividend yield	0%	0%	0%
Volatility	48%-70%	51%-73%	53%-69%
Risk free interest	0.1%-2.40%	0.2%-2.1%	0.8%-2.2%
Early exercise multiple	2.60-3.40	2.20-3.40	2.10-2.20

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

u.	Fair value of financial instruments:

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

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

v.	Restructuring costs:

The Company accounts for restructuring activities in accordance to ASC topic 420, "Exit or Disposal Cost Obligations" and ASC 712 "Compensation- Nonretirement Postemployment Benefits" ("ASC 712"), which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred and for contractual postemployment benefits under ASC 712- when it is probable that the employees will be entitled to the benefits and the amount is estimable.

w.	Comprehensive income:

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of AOCI, were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2017	$(256)	$(7,592)	$(7,848)

Other comprehensive income before reclassifications	2,331	118	2,449
Amounts reclassified from AOCI	(1,772)	-	(1,772)

Other comprehensive income	559	118	677

Balance as of December 31, 2017	$303	$(7,474)	$(7,171)

The effects on net income of amounts reclassified from Accumulated other comprehensive income (“AOCI”) for the year ended December 31, 2017 derive from realized gains on cash flow hedges, included in operating expenses.

x.          Treasury shares:

The Company repurchased its ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

y.	Basic and diluted net earnings per share:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 5,679,468, 3,848,290 and 4,668,032 for the years ended December 31, 2015, 2016 and 2017, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued Accounting Standards:

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09) as modified by ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, “Revenue Recognition”, and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company will adopt the new standard effective of January 1, 2018, using the modified retrospective approach, applied only to contracts that were not completed as of the date of adoption.

Under the Company's current accounting policy, it defers certain revenues when it had a contingent revenue. Under Topic 606, the Company assesses the revenue amount it entitled to upon completing its performance obligation, taking into consideration variable considerations.

As a result of the cumulative impact of adopting the new guidance in the first quarter of 2018, the Company expects to record a net increase to opening retained earnings of approximately $91 as of January 1, 2018, an increase in trade receivables of $131 and an increase in trade payables of $40.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements and footnote disclosures.

Effective as of December 15, 2016, the Company adopted Accounting Standards Update 2016-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period, thus no change was made in connection with ASU 2016-09 adoption.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The retrospective transition method, requiring adjustment to all comparative periods presented, is required unless it is impracticable for some of the amendments, in which case those amendments would be prospectively as of the earliest date practicable. The standard is effective for the interim and annual periods beginning on or after December 15, 2017. This new guidance does not have a material impact on the Company`s consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for the interim and annual periods beginning on or after December 15, 2017. The Company has decided to adopt this standard effective December 31, 2017 using the retrospective transition method, as required by the new standard. The adoption of this standard has an immaterial impact on the Company’s consolidated statements of cash flows.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the interim and annual periods beginning on or after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact of this new pronouncement on its consolidated financial statements and related disclosures.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2017

Government authorities	$7,856	$5,202
Advances to suppliers	668	467
Deferred charges and prepaid expenses	4,304	4,417
Financial institutions	3,493	5,543
Guarantee deposit	356	481
Hedging asset	198	451
Other	201	491

	$17,076	$17,052

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	INVENTORIES

	December 31,
	2016	2017

Raw materials	$7,651	$12,011
Work in progress	232	576
Finished products	37,764	41,577

	$45,647	$54,164

During the year ended December 31, 2015, 2016 and 2017, the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 5,124, $ 4,503 and $ 3,932, respectively that have been included in cost of revenues.

NOTE 5:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2017

Cost:
Computers, manufacturing, peripheral equipment	$90,397	$100,027
Office furniture and equipment	2,938	2,954
Leasehold improvements	1,079	1,148

	94,414	104,129
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	63,656	70,956
Office furniture and equipment	2,435	2,502
Leasehold improvements	763	801

	66,854	74,259

Depreciated cost	$27,560	$29,870

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were $ 10,338, $ 8,389 and $ 7,661 respectively.

Changes of property and equipment not resulted in cash flow outflows as of December 31, 2016 and 2017 amounted of $ (1,221) and $ 1,508.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-        INTANGIBLE ASSETS, NET

a.          Intangible assets:

The following table sets forth the components of intangible assets associated with the Nera Acquisition as well as additional intangible assets recorded in 2017:

	December 31,
	2016	2017
Original amounts:

Technology	$8,600	$9,825
Customer relationships	7,970	7,970
Software development costs	-	974

	17,370	19,569
Accumulated amortization:

Technology	7,314	8,600
Customer relationships	7,712	7,970

	15,826	17,370

Intangible assets, net	$1,544	$2,199

Customer relationships represent relationships with customer through whom Nera generates its revenue, capable of being separated or divided from the entity and sold or transferred.

Technology includes Nera's internally developed proprietary technologies, features, platforms, and offerings, capable of being separated or divided from the entity and sold, transferred, or licensed. In addition, it includes technology and perpetual software license purchased during 2017, in the amount of $ 1,225, to be used in the Company’s research and development activities out of which $ 725 was not resulted in cash flow outflows as of December 31, 2017.

Trade names value consists of the right to use for two years Nera's trade names, trademarks, logos and URLs, capable of being separated or divided from the entity and sold, transferred, or licensed.

b.	Amortization expense for the years ended December 31, 2015, 2016 and 2017 amounted to $ 1,865, $ 1,648 and $ 1,544, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2017

Employees and payroll accruals	$11,099	$12,717
Provision for warranty costs	2,460	2,023
Government authorities	3,655	3,172
Accrued expenses	4,128	4,682
Advanced payments from customers	415	1,629
Other	668	558

	$22,425	$24,781

NOTE 8:-        LOAN AND CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company’s needs and financial position.

In December 2016, the Company signed an amendment to its agreement with the four financial institutions to increase the allowed discounting activities of LC receivables from one of its customers to $ 94,000 in addition to the existing $ 20,000 receivables factoring limit.

In March 2017, the Company signed a further amendment to its agreement with the four financial institutions to extend the Credit Facility repayment date to March 31, 2018. One of the four bank terminated its participation in the agreement and its share in the Credit Facility was re-distributed by the other three on a pro-rata basis. In addition the Credit Facility for bank guarantees was increased to $ 50,200. Other change adjusted the fees and interest spread to the same levels of the original agreement from March 2013.

As of December 31, 2017 the Company has not utilized any of the $ 50,000 credit line available for short term loans. During 2017, the credit lines carry interest rates in the range of Libor+3.0% and Libor+3.5%.

In February 2018, the Company signed a further amendment to its agreement with the three financial institutions to increase the bank guarantees credit lines by $ 15,000 to a total of $ 65,200.

In March 2018, the Company signed an amendment to the agreement in the frame of which, the fourth bank returned to the consortium after resolving some regulatory matters that caused it to terminate its participation in the consortium in March 2017 and the Credit Facility was redistributed between the consortium members. The amendment extends the Credit Facility by 2 years and 3 months, till June 30, 2020. This extension is subject to the Company achieving a positive operating profit in 2018, otherwise the agreement will only be extended by 1 year and 3 months.  Furthermore, the amendment includes an additional increase in bank guarantees credit lines of $20,000, to $85,200, a decrease in Credit Facility for loans of $10,000 to $40,000, a decrease in allowed letter of credit discounting activities with one customer from $94,000 to $50,000 and additional $10,000 of allowed factoring of invoices with another specific customer. The existing $20,000 receivables factoring permitted under the agreement, has remained unchanged. The amendment also includes reduced fees and interest spread as compared with the March 2017 amendment.

The Credit Facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.

Repayment could be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity and the total value of its assets on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2017 and 2016, the Company met all of its covenants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	DERIVATIVE INSTRUMENTS

As of December 31, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 71,274 in consideration for $ 18,890 maturing, in a period of up to one year. As of December 31, 2017, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 38,077 in consideration for $ 10,743 maturing in a period of up to one year.

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

	Gain recognized in Statements of Comprehensive Gain		Gain (loss) recognized in consolidated statements of operations
		Statement
	December 31,	of Operations	Year ended December 31,
	2017	item	2015	2016	2017

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	303	Operating expenses	$110	$261	1,772

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	705	(452)	(2,538)

Total	303		$815	$(191)	$(766)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	DERIVATIVE INSTRUMENTS (Cont.)

		December 31,
	Balance sheet	2016	2017

Derivatives designated as hedging instruments: Foreign exchange forward contracts	"Other account receivables and prepaid expenses"	$21	$303
	"Other account payables and accrued expenses"	$(277)	$-
	"Other comprehensive income (loss)"	$(256)	$303

Derivatives not designated as hedging instruments: Foreign exchange forward contracts and other derivatives	"Other receivables and prepaid expenses"	$176	$148
	"Other account payables and accrued expenses"	$(79)	$(457)

NOTE 10:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and 4 unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2017 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2017 the pension scheme has 0 members.

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

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers as at December 31, 2017. These plans together represent 100% of the PBO of the entire group.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	PENSION LIABILITIES, NET (Cont.)

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2016, and the statement of funds status as of December 31, 2017:

	December 31,
	2016	2017

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,362	$2,373
Liability assumed at the acquisition date of Nera
Service cost	18	18
Interest cost	55	47
Expenses paid	(322)	(143)
Exchange rates differences	56	(124)
Actuarial loss (gain)	204	(48)

Projected benefit obligation at end of year	$2,373	$2,123

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2017 are as follows:

	December 31,
	2016	2017
Weighted-average assumptions
Discount rate	2.30%	2.30%
Rate of compensation increase	2.25%	2.50%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2017 net periodic benefit cost and the 2017 benefit obligation, the Company has used a discount rate of 2.30%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2016 and 2017:

	December 31,
	2016	2017
Components of net periodic benefit cost
Service cost	$18	$18
Interest cost	55	47

Net periodic benefit cost	$73	$65

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	PENSION LIABILITIES, NET (Cont.)

Benefit payments are expected to be paid as follows:

	December 31,
	2016	2017

2017	$270	$-
2018	200	177
2019	248	260
2020	492	360
2021 and thereafter	1,163	1,326
	$2,373	$2,123

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

For the years ended December 31, 2015, 2016 and 2017, an actuarial gain (loss) of $ 174, $ (204) and $ 48 respectively, was recognized in statements of income (loss).
NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2017, are as follows:

2018	$4,918
2019	3,930
2020	612
2021	331
2022 and thereafter	216
$10,007

Expenses for lease of facilities for the years ended December 31, 2015, 2016 and 2017 were approximately $ 3,797, $ 4,235 and $ 4,675 , respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2015, 2016 and 2017 were approximately $ 1,175, $ 735 and $ 814 , respectively.

b.
During 2015, 2016 and 2017, the Company received several grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2015, 2016 and 2017 in the amount of $ 1,318, $ 2,536 and $ 1,548, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Charges and guarantees:

As of December 31, 2016 and 2017, the Company provided bank guarantees in an aggregate amount of $ 32,700 and $ 43,914, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers. In addition, the Company has a collateral deposit in the amount of $ 996 for outstanding letters of credit.

d.
Litigations:

On January 5, 2015, a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company’s follow on public offering in July 2014 (the “Motion").

The purported class action is based on Israeli law and alleges breaches of duties by the Company and its management on account of false and misleading statements in the Company’s SEC filings and public statements, during the period between July and October 2014. The plaintiff's principal claim is that immediately prior to the follow on public offering, the defendants presented misleading guidance concerning the expected financial results for the third quarter of 2014, indicating an anticipated improvement in the rate of gross profit based on orders which were already received by the Company at the time of such presentation. Although the plaintiff admits that, in accordance with the actual results for the third quarter, the Company did meet the guidance as far as revenues were concerned, the actual rate of gross profit turned out to be much lower than the one anticipated. Plaintiff argues that at the time such guidance was presented by the defendants, they already knew, or should have known, that it was incorrect. The plaintiff seeks specified compensatory damages in a sum of up to $75 million, as well as attorneys’ fees and costs.

The Motion was served to the Company on January 6, 2015 and the Company filed its response on June 21, 2015. On October 22, 2015, the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016, and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery, and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiffs. The plaintiffs filed their reply to the Company’s response to the motion on April 2, 2017.  In May 2017 the Company filed two requests: the first, requesting to dismiss the Plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to precede discussion with regards to the legal question of the governing law. A preliminary hearing was held on May 22, 2017, where the court set dates for response to the Company’s above-mentioned requests and for evidence hearings. On July 17, 2017, the court allowed the Company to respond to the plaintiff’s response and on July 29, 2017 the Court denied the Company’s second request. The Company filed its response to the plaintiff’s response on September 18, 2017.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On October 2, 2017, the plaintiff filed a request to summon its Chairman of the Board, Mr. Zisapel, and its CEO, Mr. Palti, to the upcoming evidence hearing. The Company filed its response to this request on October 26, 2017; and the Plaintiff filed its reply to Company's response.

The first evidence hearing took place on November 2, 2017. During this hearing the Company agreed to consider summoning to the second evidence hearing one of the above-mentioned Company's officers, and on November 8, 2017, the Company advised the court that it agrees that Mr. Palti will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018.

After submission of summaries by both parties to the court, currently scheduled for the beginning of July 2018, the court is expected to issue its decision whether to approve the Motion or to deny it.

The Company believes that it has a strong defense against the allegations referred to in the Motion and that the District Court should deny it. The Company is not a party to any other material legal proceedings.

NOTE 12:-	SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol "CRNT". Up to December 11, 2017, the ordinary shares of the Company were also traded on the Tel Aviv Stock Exchange (TASE). On September 11, 2017 the Company notified TASE that it decided to voluntarily delist its ordinary shares from trading on TASE. Accordingly, the last trading day of Ceragon’s ordinary shares on TASE was December 7, 2017 and the shares were delisted on December 11, 2017. Following the delisting, all of the Company’s ordinary shares are traded on the NASDAQ.

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.
In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options and RSU's may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire between six to ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. From the adoption of the plan until December 31, 2017 the board of the company approved to reserve an additional amount of 13,596,688 ordinary shares.  Any options or RSU's, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2017, the Company has 413,701 Ordinary shares available for future grant under the Plan.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:

	Year ended December 31, 2017
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,490,173	$3.86	4.33	$6,003
Granted	1,269,054	2.39
Exercised	(237,410)	1.19
Forfeited or expired	(581,839)	5.15

Outstanding at end of the year	7,939,978	$3.61	3.75	$2,839

Options exercisable at end of the year	4,902,815	4.78	3.29	1,552

Vested and expected to vest	7,427,645	3.73	3.68	2,654

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2017
	Number of RSUs	Aggregate intrinsic value

Outstanding at beginning of year	47,535	$125
Granted	316,827
Exercised	(37,269)
Forfeited	-

Outstanding at end of the year	327,093	$648

Vested and expected to vest	228,536	$453

The Company's options are generally granted at exercise prices which are equal to the average market value of the ordinary shares in the period of 30 trading days prior to the grant date. The weighted average grant date fair value of the options granted during 2015, 2016 and 2017 were $ 0.54, $ 0.78 and $ 1.11, respectively. The Company granted 316,827 RSUs in 2017, no RSUs were granted during 2015 and 2016.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last day of the year.

This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options and RSUs exercised during the years ended December 31, 2016 and 2017 were $ 238 and $ 265, respectively. As of December 31, 2017, there was $ 1,629 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 0.94 years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2017	Remaining contractual life (years for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	327,093	-	0.00	-	-	0.00
0.01-2.00	3,567,235	3.64	1.18	1,946,534	3.54	1.18
2.01-4.00	2,186,076	4.82	2.43	769,614	3.84	2.58
4.01-6.00	712,509	2.56	5.16	712,509	2.56	5.16
6.01-8.00	37,000	3.98	6.73	37,000	3.98	6.73
8.01-10.00	777,574	3.08	9.07	777,574	3.08	9.07
10.01-13.04	659,584	2.89	12.38	659,584	2.89	12.38

	8,267,071			4,902,815

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2015, 2016 and 2017, was comprised as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenues	$73	$30	$54
Research and development	736	151	229
Selling and marketing	495	369	292
General and administrative	321	521	628

Total stock-based compensation expenses	$1,625	$1,071	$1,203

c.	Dividends:

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

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% for the remaining benefit period provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating.

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

NOTE 13:-     TAXES ON INCOME (Cont.)

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

The benefit period starts with the first year the Benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (“limitation period”). In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The respective benefit period has not yet begun.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. The period of tax benefits for the Company’s approved enterprise programs has not yet commenced, because the Company  has yet to realize taxable income.

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% to 25% and subject to the limitation period as was described above (depending on the percentage of foreign ownership in each tax year).

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

NOTE 13:-      TAXES ON INCOME (Cont.)

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

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2017. The Company may change its position in the future.

In December 2016, the Knesset passed an additional amendment to the Law which provides for additional  benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in Amendment 73) to 12% (the "Amendment"). - This Amendment came into effect in May 2017 when the Minister of Finance promulgated the regulations for its implementation. The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2017. The Company may change its position in the future.

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

Taxable income of Israeli companies was subject to tax at the rate of 26.5% in the years ended December 31, 2014 and 2015 and 25% in 2016 and 24% in 2017.

In December 2016 the Knesset approved amendment 235 to the Income Tax Ordinance which further reduces the corporate tax rate to 24% in 2017 and 23% in 2018 and thereafter. The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 13.a2 above).

Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

5.	Tax Reform in U.S:

On December 22, 2017, new federal tax legislation was enacted in the United States (referred to as the Tax Cuts and Jobs Act). The Tax Cuts and Jobs Act reduces the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change resulted in a reduction of the Company's net deferred tax assets of $153  and a corresponding deferred income tax expense . The Company’s federal income tax expense for tax years beginning January 1, 2018 will be based on the newly enacted 21% rate.

Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”) requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA. Consequently, on December 22, 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), to address the application of ASC 740 in the reporting period that includes the date the TCJA was enacted. SAB 118 allows companies a reasonable period of time to complete the accounting for the income tax effects of the TCJA.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-      TAXES ON INCOME (Cont.)

The revaluation of the Company’s deferred tax balances are provisional amounts based on information available as of December 22, 2017. These amounts are subject to change as the Company obtains final information necessary to complete the calculations. The Company will recognize any changes to the provisional amounts as it refine our estimates of the Company’s cumulative temporary differences and its interpretations of the application of the 2017 Tax Cuts and Jobs Act. The Company expect to complete its analysis of the provisional items during the third quarter of 2018 upon filing our 2017 federal and state tax returns. The effects of other provisions of the 2017 Tax Act are not expected to have a material impact on the Company’s consolidated financial statements.

b.	The income tax expense (benefit) for the years ended December 31, 2015, 2016 and 2017 consisted of the following:

	Year ended December 31,
	2015	2016	2017

Current	$3,895	$1,418	$1,200
Deferred	1,947	343	497

	$5,842	$1,761	$1,697

Domestic (Israel)	$(606)	$968	$1,533
Foreign	6,448	793	164

	$5,842	$1,761	$1,697

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

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2016	2017
Deferred tax assets:

Net operating loss carry forward	$79,860	$76,570
Research and Development	3,843	5,749
Other temporary differences mainly relating to reserve and allowances	28,012	25,817

Deferred tax asset before valuation allowance	111,715	108,136
Valuation allowance	(110,371)	(107,148)

Deferred tax asset	1,344	988

Deferred tax liabilities:

Other temporary differences	-	(141)

Deferred tax asset, net	$1,344	$847

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $ 110,143 and $ 107,148 at December 31, 2016 and 2017, respectively.

d.	Net operating loss carry forward and capital loss:

The Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2017 in the amount of approximately $ 192,378 and $ 7,538, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-      TAXES ON INCOME (Cont.)

As of December 31, 2017, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 18,885 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2017 the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 70,442 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

e.	Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$14,479	$(518)	$7,197
Foreign	(7,626)	13,708	10,060

	$6,853	$13,190	$17,257

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-     TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2015	2016	2017
Income before taxes as reported in the consolidated statements of operations	$6,853	$13,190	$17,257

Statutory tax rate	26.5%	25%	24%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$1,816	$3,298	$4,142
Non-deductible expenses	1,527	467	290
Non-deductible expenses related to employee stock options	430	268	289
Changes in tax rate	-	8,900	124
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	2,003	(10,055)	(3,225)
Other	66	(1,117)	77

Actual tax expense	$5,842	$1,761	$1,697

g.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2016	2017

Uncertain tax positions, beginning of year	$6,942	$4,686
Decreases in tax positions for prior years	(4,362)	(3,880)
Increases in tax positions for prior years	620	49
Increase in tax position for current year	1,486	1,305

Uncertain tax positions, end of year	$4,686	$2,160

The Company has further accrued $ 917 due to interest and penalty related to uncertain tax positions as of December 31, 2017.

During 2017, the Company reached a settlement agreement with the Tax Office in Slovakia, resulted in a reduction of $ 1,156 in tax positions.

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

b.	The following tables present total revenues for the years ended December 31, 2015, 2016 and 2017 and long-lived assets as of December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
Revenues from sales to unaffiliated customers:

North America	$45,934	$40,236	$39,498
Europe	48,637	43,457	45,448
Africa	34,642	19,872	12,111
Asia-Pacific and Middle East	31,929	29,743	44,983
India	105,990	80,247	130,042
Latin America	82,303	80,086	59,951

	$349,435	$293,641	$332,033

Property and equipment, net, by geographic areas:

Israel		$23,162	$25,419

Others		4,398	4,451

		$27,560	$29,870

c.	Major customer data as a percentage of total revenues:

In 2017, the Company had revenues from a single customer that accounted for approximately 27.3% and from a customer that represents group of affiliated companies equaling 12.3% of total revenues. In 2016, the Company had revenue from a single customer that accounted for approximately 16.6% of total revenues. In 2015, the Company had revenue from a customer that represents group of affiliated companies equaling 17.7% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-     SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses, net:

	Year ended December 31,
	2015	2016	2017

Financial income:
Interest on deposits	$101	$242	$126
Foreign currency translation differences	1,273	966	2,522

	1,374	1,208	2,648
Financial expenses:
Bank charges and interest on loans	(5,885)	(3,794)	(4,830)
Foreign currency translation differences and derivatives (*)	(9,897)	(3,717)	(3,707)
Impairment and amortization of premium on marketable securities (*)	(330)	-	-

	(16,112)	(7,511)	(8,537)

	$(14,738)	$(6,303)	$(5,889)

(*)
The amounts for the years ended December 2015 include expenses of $ 1,634, resulting from the devaluation of the local currency in Venezuela, pursuant to SICAD II, and the related realization of certain assets denominated in or linked to the U.S. dollar due to restrictive government policies on payments in foreign currency. During 2016, the Company recorded $ 907 income upon collection of trade receivables balances at a rate which is higher than the SICAD II.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-     SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2015	2016	2017
Numerator:
Numerator for basic and diluted net income per share - income available to shareholders of Ordinary shares	$1,011	$11,429	$15,560

Denominator:
Denominator for basic net income per share - weighted average number of shares	77,239,409	77,702,788	77,916,912

Effect of dilutive securities:
Employee stock options and RSU	57,272	910,740	2,025,441

Denominator for diluted net income per share - adjusted weighted average number of shares	77,296,681	78,613,528	79,942,353

NOTE 16:-	FAIR VALUE MEASUREMENT

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2017
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(7)	$(7)

Total liabilities	$(7)	$(7)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	FAIR VALUE MEASUREMENT (Cont.)

	Year ended December 31, 2016
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(159)	$(159)

Total liabilities	$(159)	$(159)

NOTE 17:-      RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances and transactions are with related companies and principal shareholder. Yehuda Zisapel is a principal shareholder of the Company. Zohar Zisapel is the Chairman of the Board of Directors of the Company. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,060, $ 1,668 and $ 1,857 in 2015, 2016 and 2017, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases for the majority of this facility will expire end of December 2019.

The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 2,182 in 2015, $ 1,963 in 2016 and $ 1,849 in 2017.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 2,911, $ 2,866 and $ 1,325 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 51, $ 1,019 and $ 224 for the years ended December 31, 2015, 2016 and 2017, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-      RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Transactions with related parties:

	Year ended December 31,
	2015	2016	2017

Revenues	$56	$95	$173
Cost of revenues	$3,343	$3,561	$2,160

Research and development expenses	$1,465	$1,093	$1,063

Selling and marketing expenses	$737	$733	$813

General and administrative expenses	$606	$1,109	$995
Purchase of property and equipment	$51	$1,019	$224

Balances with related parties:

	December 31,
	2016	2017

Trade payables, other accounts payable and accrued expenses	$1,209	$363
Trade Receivables	$-	$49