Form 20-F
period 2018-12-31
CERAGON NETWORKS LTD
filed 2019-04-01
CIK 1119769

As filed with the Securities and Exchange Commission on March 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 80,089,658 Ordinary Shares, NIS 0.01 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant  to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑          No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                                        Accelerated filer ☑                                        Non-accelerated filer  ☐

Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐          No ☑

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Ceragon,” the “Company,” “us,” “we” “our” and the “registrant” refer to Ceragon Networks Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the "Nasdaq Rules" are to the rules of the Nasdaq Global Select Market.

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

Selected Consolidated Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2014 to 2018. The selected consolidated statement of operations data for the years 2016, 2017 and 2018, and the selected consolidated balance sheet data at December 31, 2017 and 2018, have been derived from our audited consolidated financial statements set forth in Item 18. “FINANCIAL STATEMENTS.” The selected consolidated statement of operations data for the years 2014 and 2015 and the selected consolidated balance sheet data at December 31, 2014, 2015 and 2016, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). You should read the consolidated financial data with the section of this annual report entitled Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2014	2015	2016	2017	2018
	(In thousands of dollars, except share and per share data)

Revenues	371,112	349,435	293,641	332,033	343,874
Cost of revenues	286,670	246,487	194,479	224,698	227,705
Gross profit	84,442	102,948	99,162	107,335	116,169

Operating expenses:
Research and development, net	35,004	22,930	21,695	25,703	28,180
Selling and marketing	56,059	40,816	39,515	41,656	42,961
General and administrative	23,657	21,235	20,380	18,576	19,354
Restructuring costs	6,816	1,225	-	-	-
Goodwill impairment	14,765	-	-	-	-
Other income	(19,827)	(4,849)	(1,921)	(1,746)	(470)
Total operating expenses	116,474	81,357	79,669	84,189	90,025

Operating income (loss)	(32,032)	21,591	19,493	23,146	26,144
Financial expenses, net	(37,946)	(14,738)	(6,303)	(5,889)	(6,349)
Income (loss) before taxes	(69,978)	6,853	13,190	17,257	19,795
Tax benefit (taxes) on income	(6,501)	(5,842)	(1,761)	(1,697)	3,251
Net income (loss)	(76,479)	1,011	11,429	15,560	23,046

Basic net earnings (loss) per share	$(1.22)	$0.01	$0.15	$0.20	$0.29
Diluted net earnings (loss) per share	$(1.22)	$0.01	$0.15	$0.19	$0.28

Weighted average number of shares used in computing basic earnings (loss) per share	62,518,602	77,239,409	77,702,788	77,916,912	78,579,013
Weighted average number of shares used in computing diluted earnings (loss) per share	62,518,602	77,296,681	78,613,528	79,942,353	81,021,527

	Year ended December 31,
	2014	2015	2016	2017	2018
	(In thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents, bank deposits, short and long term marketable securities	42,371	36,318	36,338	26,873	36,600
Working capital	87,748	81,957	95,950	105,362	115,170
Total assets	341,873	267,249	244,225	253,593	283,000
Total long term liabilities	31,822	19,915	17,555	14,245	13,411
Shareholders’ equity	104,552	102,821	116,164	133,898	159,568

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

Risks Relating to Our Business

A significant portion of our business concentrates in certain regions and particularly in India, where two customers represent a significant portion of our revenues. Such concentration may negatively affect our business, financial condition and results of operations, should the amount of business coming from these regions and more specifically from these two customers, decrease or cease.

 In 2018, approximately 37.0% of our total revenues came from two customers in India. In 2016 and 2017, approximately 24.2% and 37.9%, respectively, of our total revenues came from these two customers.  Our sales are mostly generated from standard purchase orders rather than long-term contracts. Accordingly, these large customers are not obligated to purchase from us a fixed amount of products or services over any period of time, and may terminate or reduce their purchases from us at any time without prior notice or penalty. We therefore have difficulty projecting future revenues from these customers. The loss of these customers or any material reduction in orders from them, in the absence of gaining new significant customers replacing them, could adversely affect various aspects of our results of operations, including our cash flow and financial condition. In addition, the difficulty to project future revenues from these customers, could have, and has had in the past, an adverse effect on our ability to report future revenues, profitability and cash flow.

Furthermore, the concentration of business in specific geographic regions creates certain risks should certain events occur in these regions, such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, changes in governmental controls and regulations (including those specifically related to the communication industry), changes in tariffs and taxes, trade restrictions, or a downturn in economic or financial conditions. Also, an outbreak of hostilities, political or economic instability, as well as any other extraordinary events having an adverse effect on the economy or business environment in this region, may harm the operations of our customers in these regions, and result in a significant decline of business coming from that region. We have experienced the impact of some of these risks in India as well as in Africa and in Latin America in previous years, and further realization of any of these or other risks could result in a material reduction in orders and could adversely affect our results of operations, including cash flow, and our financial condition.

We sell a single family of products and have been focusing on the “best-of-breed” segment of the wireless backhaul market, which we believe has the most profit potential. Selling a single family of products and focusing on one segment of the market, may result in sensitivity to the changes in demand for this segment. If this segment of the market should experience decline in demand it would likely negatively affect our business, financial condition and results of operations.

We mainly attribute our improvement in profitability to the continued implementation of our business strategy, a key element of which is the focus on the “best-of-breed” segment of the wireless backhaul market. However, while focusing on this one market segment led in 2017 and 2018 to a growth in sales, in 2016 and 2015 it led to a decline in sales. Hence, if this segment of the market enters into a negative cycle, or our share in it shrinks, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such a case, we may need to take cost reduction measures, which may adversely impact our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we develop and sell one product line, characterized as point-to-point wireless backhaul, into this “best-of-breed” market. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products in comparison to companies that also sell multiple and diversified product lines and solutions to customers. If technologies or market conditions change, resulting in a decreased demand for our specific technology, it could have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

We face intense competition from other wireless backhaul equipment providers. If we fail to compete effectively, our business, financial condition and result of operations would be materially adversely affected.

The market for wireless backhaul equipment is rapidly evolving, highly competitive and subject to rapid changes.

Our primary competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless backhaul solution within their portfolio. These generalists may also compete with us on “best-of-breed” projects, in which operators invest resources and efforts to select the best wireless backhaul solution. In addition to these primary competitors, a number of smaller wireless backhaul specialists, including Aviat Networks Inc. SIAE Microelectronica S.p.A. and Intracom Telecom, offer, or are developing, competing products.

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

Many of these generalists also have well-established relationships with our current and potential customers and have extensive knowledge of our target markets, which may possibly give them additional competitive advantages. In addition, as these generalists focus more on selling services and bundling the entire network as a full-package offering, some of our customers, which seek “best-of-breed” solutions like ours, may prefer to purchase “bundled” solutions from the generalists. Moreover, as these generalists are usually financially stronger than us, they may be able to offer customers more attractive pricing and payment terms, which may increase the appeal of their products in comparison to ours.

Moreover, in an effort to further grow our business, we may also sell our innovative Systems-on-Chip (SoC), which we use within our products, to some of our larger competitors, with full or limited access to our technology capabilities, over which they may design products that more effectively compete with our own.

 Furthermore, the market for wireless backhaul equipment is expected to go through significant consolidation; current and potential competitors may make strategic moves such as mergers, acquisitions or establishing cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected. For more information on the “best-of-breed” market, please refer to Item 4. INFORMATION ON THE COMPANY; B. Business Overview – “Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul.”

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

We continue to explore potential merger and acquisition opportunities within our wireless backhaul market or as a diversification effort in order to implement a growth strategy. In addition, we also explore merger and acquisition opportunities aimed at obtaining technological improvement of our products and adding new technologies to our products. However, we are unable to predict whether or when any prospective deals will be completed.

These strategic transactions involve numerous risks, which can jeopardize or even eliminate the benefits entailed in such transactions, such as:

•
the process of integrating an acquired business including, for example, the operations, systems, technologies, products, and personnel of the combined companies, particularly companies with large and widespread operations and/or complex products, may be prolonged due to unforeseen difficulties;

•	the implementation of the transaction may distract and divert management’s attention from the normal daily operations of our business;

•
there will be increased expenses associated with the transaction, we may need to use a substantial portion of our cash resources or incur debt in order to cover such expenses; expenses which the combined revenues of the merged companies may not be sufficient to offset;

•	we may generate negative cash flow as a result of such transaction, which may require fund raising that will not be available for us;

•
we may incur unexpected accounting and other expenses associated with the transaction, such as tax expenses, write offs, amortization expenses related to intangible assets, restructuring costs, litigation costs or such other costs derived from the acquisition;

•
the transaction may harm our business as currently conducted (for example, there may be a temporary loss of revenues, we may experience loss of current key employees, customers, resellers, vendors and other business partners or companies with whom we engage today or which relate to any acquired company);

•	we may be required to issue ordinary shares as part of the transaction, which would dilute our current shareholders;

•	we may need to assume material liabilities of the merged entity;

•
the failure to successfully complete the integration associated with the transaction (including integrating any acquired technology into our products), which may cause new markets we were aiming for not to materialize or in which competitors may have a stronger market position; or

•	we may fail to effectively obtain the technological improvement.

Failure to manage and successfully complete a strategic transaction could materially harm our business operating results and cash flow. As a result, the anticipated benefits and cost savings of such mergers and acquisitions or other restructuring activities may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations cash flow and financial condition as well as the price of our ordinary shares.

Equity investment activities expose us to risks, which could also result in losses and adversely affect our financial results

We have invested and may continue to invest in the future, in equity of companies that have technologies, which fit our technological requirements and our business strategy. This investment may include - in addition to an investment in equity - loans, procurement of licenses and usage rights, buying certain development services from these companies and more. If these investments are unsuccessful, or if these companies are unsuccessful and become insolvent, we may record significant losses, which may adversely affect our financial results.

We experience high-volatility in the supply needs of our customers, which from time to time lead to delivery pressures. If we fail to effectively cope with such volatility and growing supply demands of our customers, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations.

The delivery requirements of our customers are unevenly spread throughout the year. We may receive very large orders that were not forecasted, or that were expected with a different timing requirement. In addition, we offer our customers a wide variety of products and configurations, and our inability to forecast the quantities or mix of the delivery demands for our products may result in underestimating our material purchasing needs, as well as production capacity requirements.  If we fail to effectively manage our deliveries to the customers in a timely manner, or otherwise fulfill our contractual obligations to them - for example if we are unable to synchronize our supply chain and production process in cases of rapidly increasing production needs - the cost of our material purchasing, manufacturing and logistics may increase and we may also be obligated to pay penalties to our customers for delays, all of which would adversely affect our business, financial results and our relationship with our customers.

We may need to raise additional funds in the future and to the extent any such funding will be based on sales under shelf registration statements, our existing shareholders will experience dilution of their shareholdings.

Although since 2015 we have a positive cash flow, we may require additional cash, among other things, if we engage in merger and acquisition transactions. These funds may be obtained through bank loans, or by offering shares of the Company for sale. On April 7, 2017, we filed a shelf registration statement on Form F-3 with the SEC, under which we are able to offer and sell from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities (the “Securities”), which has an aggregate offering price of up to $150 million (the “2017 Shelf”). To date, we have not offered any Securities under the 2017 Shelf. While there is no assurance that we will sell any Securities, including shares underlying securities convertible into, exchangeable for, or exercisable for shares, under the 2017 Shelf, any such sale in the future will result in dilution to existing shareholders.

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

We are engaged in supplying installation or rollout projects for our customers. Such long-term projects have inherent additional risks. Problems in executing these rollout projects, including delays or failures in acceptance testing procedures and other items beyond our control, could have a material adverse effect on our results of operations.

 In an increased number of our projects, we are engaged in supplying such products as total rollout projects, which include installation and other services for our customers. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more rollout projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.

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

Also, as we usually engage third party service providers and temporary employees to perform a significant part of the work, we are dependent on such service providers’ and temporary employees’ timely and quality performance, as well as pricing that may fluctuate significantly due to various factors. All these factors may affect our ability to accurately project our costs and profits in providing these services and may result in significant deviations from our projections, which may adversely affect our financial results. In addition, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

In some of these projects, we may need to provide bank guarantees to ensure successful completion of the rollout services or to secure an advance payment we have received, in case we fail to meet our obligations. In certain unique cases, we may even be inclined to provide such guarantees to ensure our partner’s obligations towards the customer, as we have done for example in a project of the Peruvian Government. As a result, in these projects we assume greater financial risk. In addition, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

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

We are expanding our service offering to new areas, including full design and implementation of wireless communication networks. As our experience in these new areas is limited, we may face challenges that will result in significant losses and may adversely affect our financial results.

We are expanding our services offering to new areas including full design and implementation of wireless communication networks, which also include technologies of third-party vendors. Since this is a new service offering and our experience in this area is limited - the risk of not meeting our performance obligations in these projects is higher. As a result, the completion of such projects may be delayed, or the outcome may not be to the full satisfaction of the customer, who may in turn, impose penalties or exercise any other remedy available to customers in the service contract. In addition, the cost of such projects may be higher than planned.  This may result in significant losses and may adversely affect our financial results.

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

Although we believe that our contract manufacturers and logistics service providers have sufficient economic incentive to perform our manufacturing and logistics services requirements, the resources devoted to these activities are not within our control. We cannot assure you that manufacturing, or logistics problems will not occur in the future due to insufficient resources devoted to our requirements by such manufacturers and logistics service providers.

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

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America and in Africa. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.”

A substantial portion of our operating expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and facility related expenses and certain engagements with other Israeli vendors are denominated in NIS as well.  We anticipate that a portion of our expenses will continue to be denominated in NIS.  Devaluation of the U.S dollar against the NIS, could have a negative impact on our results of operations.

In some cases, we are paid or maintain monetary assets and liabilities, or cash reserves in certain countries, in non-U.S. dollar currencies. Significant fluctuation in these non-U.S. dollar currencies could have a significant adverse effect on our results of operation, and especially in cases where conversion to U.S. dollars and repatriation of such cash reserves is restricted or impossible, our cash balances may be significantly devalued and have a material adverse effect on our financial condition.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2018, we incurred losses in the amount of $1.9 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

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

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation of our deferred tax assets.  From time to time, we are subject to income and other tax audits, the timing of which are unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Our business activities in multiple countries may also expose us to indirect as well as withholding taxes in those countries. Our inability to meet certain tax regulations related to indirect or withholding taxes as well as different interpretations applied by the governing tax authorities to those regulations may expose us to additional tax payments and penalties. These could have a material adverse impact on our results of operations and financial condition.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2018 and 2017, sales in these regions accounted for approximately 77% and 74% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. For example, in the past few years, due to a shortage of foreign currency, the Central Bank of Nigeria put in place a number of currency controls aimed at reducing the flow of foreign currency in Nigeria and out of the country. These restrictions make it hard for our customers in Nigeria to pay for equipment purchases in U.S. dollars. In some cases, payment for imported goods is made in Nigerian Naira, which exposes us to significant currency fluctuations.

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

•
unexpected changes in or imposition of tax, tariffs, customs levies or other barriers and restrictions, including as a result of actions threatened or taken by the Trump Administration in the United States;

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

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include: 1) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; 2) densification and optimization of the 4G network, within the evolution of the LTE standard from relatively low speed single carrier LTE to high speed multiple carrier LTE (LTE-A), to Gigabit 4G LTE (LTE-A-Pro) and network densification and optimization investments that are designed to provide both additional network capacity and higher speeds for a better user experience to the subscriber; 3) early introduction of 5G services; and 4) 2G networks shutdown, which is expected to take place within the next several years and designed to free spectrum for the delivery of additional 4G Gigabit LTE and 5G services.

The proliferation of strategic options for service providers, as outlined above, may cause service providers to prolong evaluations of services and network strategies, resulting in slower and smaller budget spent in the next several years, which may negatively affect our business. In addition, the intensification of use of “over-the-top services” - which make use of the operators’ network to deliver rich content to users but do not generate revenue to operators - is causing operators to lose a substantial portion of their potential revenues. Also, recent changes to United States policy against “net neutrality” along with the ongoing court appeals may cause uncertainty in the market and may negatively affect operators’ revenue streams in the United States, which may cause a decrease in network investments. Also, the potential adoption of the “net neutrality” policy in other countries, may also negatively affect operators’ revenue streams in those countries and result in a decrease in network investments. In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter the market, which may also reduce our customers’ pricing to their end-users, further causing them to lose revenues.  This has made operators more careful in their spending on infrastructure upgrades and build-outs.

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

We and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers  (customers who are telecom operators with national or multinational service coverage that can reach every other network without purchasing network resources from other network communication providers) and continue to meet market demand in certain emerging markets and other less profitable countries. As a result, we may experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to “design to cost”, i.e., introduce new lower-cost products and product enhancements. Since customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from Tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations. Alternatively, if we decide not to pursue some of the deals, our revenues might significantly decrease and harm our business and financial results.

In recent years, we have increased our sales in India, a region typically characterized as being price-sensitive, resulting in pressure on our prices. In 2018, 38.2% of our revenues were earned in India, while in prior years – 2017, 2016 and 2015 – 39.2%, 27.3% and 30.3%, of our revenues, respectively, were generated from sales in India. We expect that our revenues from sale of products in India will continue to constitute a significant portion of our business in the future. In addition, we anticipate continued demand for our products and/or services in Latin America, a market which is also characterized by strong downward pricing pressures.

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

The market for our products is characterized by rapid technological advances, changing customer needs that expect increase in product performance and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend, among other things, on our ability to develop and market new products or enhance our existing products in a timely manner to keep pace with developments in technology and customer requirements.

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

We cannot assure you that we will continue to successfully forecast technology trends or that we will continue to anticipate innovations made by other companies and respond with innovation in a timely manner, which could affect our competitiveness in the market.

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

Some of our technology leadership has been achieved by innovation through design of state-of-the-art Systems on Chip (SoC), which we vertically integrate in the products we provide. We cannot assure you that we will be able to successfully complete such sophisticated and technology-rich SoCs and as a result, we may need to purchase SoCs from another source, which will be more expensive and will negatively impact our gross profit.

We are continuously seeking to develop new products and enhance our existing products. In 2013 we announced a significant line of products (IP-20 Platform), which we have continued to enhance with newer products and capabilities every year since.

Recently, we announced a new solution, which joins our line of point-to-point wireless backhaul products, designed to deliver premium wireless backhaul capabilities with a routing layer (the IP-50 Platform). Products within this new solution are expected to be released over the next months and quarters, delivering solutions to various use cases. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or in satisfying increasingly sophisticated customer needs in a timely and cost-effective manner, all of which would have a material adverse effect on our ability to grow or maintain our business.

Moreover, we cannot provide any assurance that new products being developed based on the IP-20 Platform, or IP-50 Platform, will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes.

We cannot assure you that the sales of some of our products (such as the IP-20 Platform products) will not be negatively affected in volume and timing, as a result of anticipation for the newer products that are expected to be released as part of the IP-50 Platform.

In addition, we record perpetual usage rights of technologies of third parties, as well as part of our R&D investments, as assets on our balance sheet. While at the time we record such items as assets, the estimated risk of failure of our R&D integration efforts into our new products and into our new SoC is low, if we fail with our new product introduction, we may incur significant loss.

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

Maintaining the security of our products, computers and networks is a critical issue for us and our customers, therefore each year we invest additional resources and technologies to better protect our assets. We believe that employee awareness is one of the best defensive tools, and thus we continue to implement best practices in this area.  In 2019 we will continue to increase the time spent by our Chief Information Security Officer and his teams in preventing cyber security attacks while being focused on cloud-based solutions. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

Cyber- attacks on our customers’ networks involving our products could have an adverse effect on our business

Cyber- attacks, or other breaches of security on our customers’ networks, may be initiated at any network location or device including initiation through our products. Although we maintain high level of cyber- security aware development processes, we cannot assure that such attacks, or other breaches of security through our products, will fail and therefore may negatively affect our customers’ business. While we maintain insurance coverage for some of these events, the associated potential liabilities could exceed the insurance coverage we maintain. In addition, these events could also result in damage to our reputation which will further negatively impact our business.

Maintaining the security of our products which are installed with our customers is a critical issue for us, therefore each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. Hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products. These potential breaches of our security measures could expose our customers to network failures or other related risks, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

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

•
The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, we or our contract manufacturers may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products or buy a large stock of the component into inventory before it is discontinued. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins. In addition, we may be exposed to excess inventory of such component, which we will have to write-down in case the demand is not as high as we have anticipated at the time of buying these components.

•
The component suppliers may significantly increase component prices at any time and with immediate effect, particularly if demand for certain components increases dramatically in the global market. These price increases would increase component procurement costs and could significantly reduce our gross margins and profitability.

Although we were profitable and generated cash from our operations during 2015 - 2018, we cannot assure you that we will be able to maintain profitability or continue to have positive operating cash flows.

In the past, we have incurred significant losses and a negative cash flow from operations. As of 2015 we are profitable and in the last four years, we recognized positive net income and generated cash flow from operating activities. In 2018 we recognized net income of $23.0 million and generated cash from operating activities of $22.5 million. However, there is no assurance that we will be able to maintain or improve such results, which may require the implementation of additional cost reduction measures. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and may impair our financial condition.

The emergence of new 5G radio access technologies, which make use of high frequency microwave and millimeter-wave spectrum in network architectures different than point-to-point, could potentially be used by existing and new vendors to provide new and different wireless backhaul solutions and cause our revenues to decrease.

The 5G industry is making significant efforts to provide ultra-high speed multi-Gbps mobile and fixed access between networks and people through smartphones, tablets, CPEs and other devices, as well as machines such as meters, street surveillance and body-worn cameras and more. In order to achieve such high access speeds, microwave and millimeter-wave spectrum, which is currently used primarily for wireless backhaul, may be used more often. Regulators are also making changes to the regulatory status of such additional high frequency spectrum for access use, traditionally used for wireless backhaul. Numerous companies have responded by investing in the development of such access technologies to resolve these challenges in an innovative and cost-effective manner supported by the availability of standards based components and products, some of which could potentially be used for wireless backhaul as well. If such products and solutions are made available, they have the potential of taking a share from our available backhaul market. If we are unable to respond in time by developing competing and cost-effective high-speed wireless backhaul solutions, we could be negatively affected in market share, revenues and profits.

Consolidation of our potential customer base could harm our business.

The increasing trend towards mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant, which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of potential customers decreases. Moreover, some of our potential customers may agree to share networks, resulting in a decreased requirement for network equipment and associated services, and thus a decrease in the overall size of the market. Some network operators share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

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

To counter the disadvantages of point to point wireless technologies, license exempt technologies in the V-band spectrum (60Ghz band), which can operate in the wide bandwidth available at this band, may be used to deliver multi-Gbps capacity backhaul for a limited set of scenarios, such as dense urban, serving short range point-to-multipoint communications, thereby reducing site acquisition barriers, enabling flexible deployment models. Though the applicability of such solutions is limited to a small set of use cases, with shared capacity thus limiting the peak capacity available for urban backhaul, those may take a share of point to point solutions we provide for these same urban scenarios.

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

If we are unsuccessful in obtaining rapidly, high quality large scale third party services, or hiring adequate employees, we may not be able to meet our obligations to our customers and may be required to pay penalties or even face the cancelation of orders.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, using the criteria established in “Internal Control - Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018 in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

Due to inaccurate forecasts, we may be exposed to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

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

We require our contract manufacturers and other suppliers from time to time, to purchase more inventory than is immediately required and with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increased demand, we may need to make advance payments, compensate our contract manufacturers or other suppliers, or even buy the redundant inventory, as needed. We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products. This may cause additional write offs and may have a negative impact on our results of operations and cash flow.

Alternatively, if we underestimate our requirements and our actual orders from customers are significantly larger than our planned forecast, we may be required to accelerate the production and purchase of supplies, which may result in additional costs of buying components at less attractive prices, paying expediting fees and excess shipment costs, overtime and other manufacturing expenses. As a result, our gross margins and results of operations could be adversely affected.

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

It typically takes from three to twelve months after we first begin discussions with a prospective customer, before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids, in tenders issued by our customers or prospective customers, and these tender processes can continue for many months before a decision is made by the customer. In addition, even after the initial decision is made, there may be a lengthy testing and integration phase or contract negotiation phase before a final decision to purchase is made.  In some cases, even if we have signed a contract and our products were tested and approved for usage, it could take a significant amount of time until the customer places purchase orders, if at all. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events that impact customers’ decisions occur during such cycle and in turn, increase the difficulty of forecasting our results of operations.

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

Due to the nature of our global operations, we must comply with certain international and domestic laws, regulations and restrictions, which may expose our business to risks including the following:

○
Our business is subject to numerous laws and regulations designed to protect the environment, including with respect to discharge management of hazardous substances. Although we believe that we comply with these requirements and that such compliance does not have a material adverse effect on our results of operations, financial condition or cash flows, the failure to comply with current or future environmental requirements could expose the Company to criminal, civil and administrative charges. Due to the nature of our business and environmental risks, we cannot provide assurance that any such material liability will not arise in the future.

○
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

○
The regulatory framework for data protection and privacy issues is rapidly evolving worldwide and is likely to continue developing in the foreseeable future. As such, in May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”), fully enforceable as of May 25, 2018, which imposes striker data protection obligations and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with such data and privacy protection laws, rules and regulations, as applicable upon our Company. Any inability to adequately address these privacy and data protection concerns or to comply with the respective applicable laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We could be adversely affected by our failure to comply with the covenants in our credit agreement or by the failure of any bank to provide us with credit under committed credit facilities.

We have a committed credit facility available for our use from a syndicate of several banks. Our credit agreement contains financial and other covenants. Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit facility, which may have a material adverse effect on our financial condition. In addition, the payment may be accelerated, and the credit facility may be cancelled upon an event, in which a current or future shareholder acquires control (as defined under the Israeli Securities Law) of us. For more information, please refer to Item 5: “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources.”

In addition, the credit facility is provided by the syndication with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us. If one or more of the banks providing the committed credit facility were to default on its obligation to fund its commitment, the portion of the committed facility provided by such defaulting bank would not be available to us.

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

Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology internationally. We currently rely upon a combination of trade secret, patent, trademark and copyright laws, as well as contractual rights, to protect our intellectual property. However, as our patent portfolio may not be as extensive as those of our competitors, we may have limited ability to assert any patent rights in negotiations with, or in counterclaims against, competitors who assert intellectual property rights against us.

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

We cannot assure you that the protection provided for our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. Any such failure or inability to obtain or maintain adequate protection of our intellectual property rights, for any reason, could have a material adverse effect on our business, results of operations and financial condition.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We have been exposed to infringement allegations in the past, and we may in the future be notified that we or our vendors, allegedly infringed certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), or to cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products (including those we purchase from third parties). We may be forced to expend significant resources to develop non-infringing technology, obtain licenses for the infringing technology or replace infringing third party equipment. We cannot assure you that we would be successful in developing such non-infringing technology, that any license for the infringing technology would be available to us on commercially reasonable terms, if at all, or that we would be able to find a suitable substitute for infringing third party equipment.

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

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2018. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2019. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

For more information, please see Item 10. ADDITIONAL INFORMATION – E. Taxation - “U.S. Federal Income Tax Considerations” – “Tax Consequences if We Are a Passive Foreign Investment Company.”

Changes to the U.S. federal tax laws, including the recent enactment of certain tax reform measures, could have an impact on a shareholder’s investment in the Company.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. On December 22, 2017, P.L. 115-97 (the “Tax Act”) was signed into law making significant changes to U.S. federal tax laws. The Tax Act, among other things, reduces the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limits the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), implements a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxes certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” (also referred to as “GILTI”), repeals the alternative minimum tax, or AMT, for corporations and changes a taxpayer’s ability to either utilize or refund the AMT credits previously generated, changes the attribution rules relating to shareholders of certain “controlled foreign corporations”, limits the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminates net operating loss carrybacks, imposes a one-time tax on offshore earnings at reduced rates regardless of whether they are repatriated, eliminates U.S. tax on foreign earnings (subject to certain important exceptions), allows immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifies or repeals many business deductions and credits. Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Act is uncertain and our business and financial condition could be adversely affected.

Since enactment, the IRS has issued proposed and final regulations, some of which may be further revised and possibly withdrawn, implementing the changes to the U.S. federal tax laws pursuant to the Tax Act. We are unable to predict what federal tax laws may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our effective tax rates in the future in countries where we have operations and have an adverse effect on our overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. We urge holders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our shares.

The price of our ordinary shares is subject to volatility. Such volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to successfully raise funds and may expose us to class actions against the Company and its senior executives.

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price may be unrelated to our operating performance. The price of our ordinary shares has experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2018, the price of our ordinary shares has ranged from a high of $4.95 per share to a low of $1.64 per share. On December 31, 2018 and 2017, the closing prices of our ordinary shares were $3.78 per share and $1.98 per share, respectively. A variety of factors may affect the market price of our ordinary shares, including:

•	announcements of technological innovations by us or by others;

•	competitors’ positions and other events related to this market;

•	changes in the Company’s estimations regarding forward looking statements and/or announcement of actual results that vary significantly from such estimations;

•	the announcement of corporate transactions, merger and acquisition activities or other events impacting our revenues;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	other announcements, whether by the Company or others, referring to the Company’s financial condition, results of operations and changes in strategy;

•	the general state of the securities markets (with a particular emphasis on the technology and Israeli sectors thereof);

•	the general state of the credit markets, the volatility of which could have an adverse effect on our investments; and

•	global macroeconomic developments.

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

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action is based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs (see below in Item 8. “FINANCIAL INFORMATION”). Although the Company believes it has a strong defense against these allegations and that the District Court should deny the motion to approve the class action, there is no assurance that the Company’s position will be accepted by the District Court. Furthermore, there is a risk that this litigation will divert the time and energy of the Company’s executives and lead to damages and expenditures that may not be covered by insurance. This may adversely affect the Company’s financial condition and results of operations.

Due to the size of their shareholdings, Zohar and Yehuda Zisapel have influence over matters requiring shareholder approval.

As of March 28, 2019, Zohar Zisapel, our Chairman of the Board of Directors, beneficially owned, directly or indirectly, 13.22% of our outstanding ordinary shares, and Yehuda and Nava Zisapel beneficially owned, directly or indirectly, 4.46% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 28, 2019. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon’s shares.

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

Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, it has no peace arrangements with any other Arab countries. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a peaceful solution, and there have been numerous periods of hostility in recent years. This state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

From time to time, Israel is engaged in armed conflicts with Hamas, a militia group and political party controlling the Gaza Strip. These conflicts have involved missile strikes against civilian targets in various parts of Israel, last in November 2018, as well as civil insurrection of Palestinians in the West Bank, on the border with the Gaza Strip and in Israeli cities.

In addition, the continuation of the civil war in Syria and renewed conflict with Hezbollah (a Lebanese Islamist Shiite militia group and political party), adjacent to Israel’s northern border, including the discovery and destruction of attack tunnels from Lebanon into Israel in December 2018 have also contributed to the tension in the region.

Last, relations between Israel and Iran remain hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah, while maintaining a military presence in Syria, and also with regard to Iran’s nuclear program. During 2018 the parties engaged in military strikes against each other adjacent to Israel's northern border.

All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the continued conflict with the Palestinians is already disrupting some of Israel’s trading activities. Certain countries, primarily in the Middle East, but also in Malaysia and Indonesia, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands,  doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. Further deterioration of Israel’s relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations. and adversely affect the Company’s share price.

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

Furthermore, our Company’s insurance does not cover loss arising out of events related to the security situation in the Middle East. While the Israeli government currently covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

We can give no assurance that the political, economic and security situation in Israel,  will not have a material impact on our business in the future.

We received grants from the IIA (formerly OCS) that may restrict our ability to manufacture products or transfer technologies or know-how outside of Israel.

We have received grants from the Israel Innovation Authority (the “IIA”) for the financing of a significant portion of our research and development expenditures in Israel. Even following full repayment of any IIA grants, and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Encouragement of Industrial Research and Development Law, 1984 and regulations promulgated there under (the “R&D Law”). Accordingly, the transfer of know-how or technologies developed under the programs submitted to the IIA and as to which we received the grants, or manufacturing or rights to manufacture based on and/or incorporating such know-how to third parties, might require the prior consent of the IIA, and may require certain payments of increased royalties to the IIA. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how, they may prevent us from engaging in transactions involving product or other asset transfers with our affiliates, customers or other third parties outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

For more information regarding such restrictions, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority.

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program, require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future. Further, if such tax benefits are reduced or eliminated in the future, we may be required to pay increased taxes.

The Company has capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), and a program under beneficiary enterprise status pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Beneficiary Program”). When we begin to generate taxable income from these approved or beneficiary enterprise programs, the portion of our income derived from these programs will be tax exempt for a period of two years. The benefits available to an approved or beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities with respect to beneficiary enterprise programs. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise or beneficiary enterprise, and on the amount of any taxable income that we may earn in the future.

In addition, the Israeli government may reduce, or eliminate in the future, tax benefits available to approved or beneficiary enterprise programs. Our Approved Programs and Beneficiary Program and the resulting tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax rate benefit reduction, and the amount of any taxable income that we may earn in the future. For a description of legislation regarding “Preferred Enterprise” see Item 10. “ADDITIONAL INFORMATION”.

Being a foreign private issuer exempts us from certain SEC and Nasdaq Rule requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions applicable to U.S. public companies, including:

•	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•
The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act, including extensive disclosure of compensation paid or payable to certain of our highly compensated executives as well as disclosure of the compensation determination process;

•	The provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profit realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, we are permitted to follow certain home country corporate governance practices and laws in lieu of certain Nasdaq Rule listing requirements with regard to, among other things, shareholder approval of equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection to investors than is accorded under the Nasdaq Rules applicable to domestic issuers. For more information regarding specific exemptions we chose to adopt, please see “Item 16G. CORPORATE GOVERNANCE.”

We may lose our foreign private issuer status if (a) a majority of our outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b) one or more of (i) a majority of our executive officers or directors are United States citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. In such case, we would incur substantial additional internal and external costs, including for outside legal and accounting support.

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

Additionally, it may be difficult for an investor, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain if Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

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

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, to which we are subject due to our receipt of grants from the IIA, approvals regarding a change in control (such as a merger or similar transaction) may be required in certain circumstances. For more information regarding such required approvals please see Item 4. “INFORMATION ON THE COMPANY - B. Business Overview - The Israel Innovation Authority”.

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

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law, our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 69719, and our telephone number is +972-3-543-1000. Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

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

Wireless backhaul is a means for connecting mobile network sites (e.g. cellular base stations) to the rest of the network. It carries information to and from the cellular base stations. It is used when high-speed wireline connectivity to telecom sites (typically fiber optics) is not available. According to market research, about 45% of global telecom sites are connected to the rest of the network via wireless backhaul.

Wireless backhaul offers network operators a cost-efficient alternative to wire-line connectivity, mainly fiber optics. Support for high broadband speeds and very large numbers of devices, means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless backhaul links can also be set up much faster and at a fraction of the cost of wire-line solutions. On the operator’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

 We provide wireless backhaul solutions and services that enable cellular operators and other service providers to build new networks and evolve networks towards 4G (LTE, LTE-A) and 5G services. The services provided over these networks are: voice, mobile and fixed broadband, Machine-to-Machine (M2M), Internet of Things (IoT) connectivity, public safety and other mission critical services. We also provide our solutions for wireless backhaul to other vertical markets such as Internet service providers, public safety, utilities, oil and gas offshore drilling platforms, as well as maritime communications. Our wireless backhaul solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network. We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI), Telecom Infra Project (TIP) and others.

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

Designed for Internet Protocol (IP) network configurations, including risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity at any distance, be it a few kilometers or tens of kilometers, and even longer, for next generation IP-based networks, for legacy circuit-switched, or SONET/SDH, networks and for hybrid networks that combine IP and circuit-switching technologies. Our solutions support all wireless access technologies, including 5G-NR NSA, LTE-Advanced-Pro, LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA, WIFI and GSM. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from circuit-switched and hybrid concepts to all-IP packet-based concepts, thereby meeting the increasing demand of a growing number of subscribers of any type be those consumers and enterprises with growing needs for mobile and other multimedia services, and a growing number of machines or IoT devices such as street surveillance devices or meters.

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

As of December 31, 2018, we have a $125 million credit agreement with four financial institutions, which was last extended until June 30, 2020. The credit facility provides for a credit line of short-term loans of up to $40 million and bank guarantees in the sum of up to $85 million.  See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. Liquidity and Capital Resources,” for a more detailed discussion.

Wireless Backhaul; Short-haul, Long-haul and Small Cells Backhaul

Today’s cellular networks are predominantly based on 4G technologies (3GPP releases of LTE, LTE-Advanced and LTE-Advanced Pro). These networks constantly undergo expansion of coverage, densification with additional sites to cater to higher demands for speeds and to make more services available per given area. According to recent publications, during the last quarter of 2018, in very few countries some wireless service providers have begun rollout of early 5G radio access equipment for network densification purposes, aimed at providing resolution to growing service demands.  These investments in 5G radio network infrastructure, and consequently, associated wireless backhaul, are expected to gradually increase during the next several years. In order to allocate spectrum resources for 4G and 5G, some operators even shut down their 2G network in order to re-allocate radio access network frequency bands to 4.5 and 5G services. These market dynamics of network expansion and densification, have resulted in higher demand for wireless backhaul capacity, at increased density, accommodating sophisticated services over the network at far higher volume than available up to recent years. Such services include the many 5G use cases, which among others include enhanced mobile broadband, high-definition mission critical services, IoT, Gigabit broadband to homes, multi Gigabits services to enterprises and more.

The wireless backhaul market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless backhaul solution that will meet their wireless backhaul needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as “best-of-breed”. The other market segment is characterized by operators that do not select the wireless backhaul solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless backhaul equipment. Operators in this segment of the market often view the wireless backhaul solution as a “commodity,” which should deliver network connectivity, without optimization of network and other resources, and a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as bundled-deals.

Ceragon serves the “best-of-breed” segment of the market and specializes in a range of solutions, which we believe provide high value for our customers including:

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

•
Long-haul solutions, which typically provide a capacity of up to 20 Gbps, are used in the “highways” of the telecommunication backbone network. These links are used to carry services at distances of 10 to 50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles. Long-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, public safety, utilities and off-shore communication for oil and gas platforms.

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission for evolving cellular networks, providing 155 Mbps at 38 GHz in 1996 and numerous microwave and millimeter-wave technology innovations thereafter. Since 2008, Ceragon has invested in pioneering a new approach to wireless backhaul, named multicore™ technology focusing on addressing the multiple wireless backhaul challenges of 4G and 5G services. This technology is at the core of Ceragon’s in-house developed chipsets for wireless backhaul, which are used to design vertically integrated solutions. With the first products based on multicore™ technology introduced  to the market in 2013, Ceragon has enabled dual-core radios and far advanced capabilities, such as Line-of-Sight Multiple Input Multiple Output (LoS MIMO which allows efficient use of spectrum where congestion of frequencies exist, Advanced Frequency Reuse (AFR) which allows massive network densification and Advanced Space Diversity, which eliminates the use of multiple antennas in various network scenarios, thereby accelerating network deployment and reducing total cost of ownership. Ceragon is currently investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset to be incorporated in products expected to be introduced during 2021 and 2022.

Industry Background

The market demand for wireless backhaul is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. Traditionally based on circuit-switched solutions such as T1/E1 or SONET/SDH, the market for wireless backhaul has shifted over the past decades, mostly to more flexible higher capacity and cost-efficient architectures, based on IP/Ethernet technologies. The main catalyst of the shift towards IP/Ethernet-based networks as a whole, and the wireless backhaul in particular, has been the vast adoption of 4G services across the globe.

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

With the growth in adoption of 4G/LTE and its subsequent more advanced 3GPP releases, such as LTE-Advanced/Pro, and even more so with the recent introduction of 5G, which require even higher network speeds and wireless backhaul capacity, in particular, cellular operators are seeking strategies, using new technologies, which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, which are key for network slicing:

•
Early deployments of next generation cellular 5G services technologies have already begun according to recent publications and announcements. When fully deployed, 5G networks are expected to serve 1,000-fold increase in subscribers compared to 4G networks. Service rates will range up to 1Gbps. The need for supporting 5G service capacities, along with the support of large-scale deployment of IoT devices in networks, will require wireless backhaul with higher capacity and scalability.

•
SDN and NFV technologies are key to the network slicing approach, which was introduced in recent years to 4G networks and is expected to grow in complexity and in adoption over 5G networks, which are expected to support a much larger set of services.

Network slicing is a network engineering model in which the physical network is providing resources to numerous virtual networks on top, whereas each virtual network delivers a specific set of performance characteristics for a specific service, or set of services, sharing common requirements. For example, a network slice that is tasked with delivering ultra-high bandwidth for mission critical multimedia services (voice and video) to law enforcement agencies, requires a different amount of network resources ensuring prioritized capacity and minimal delay variation, whereas a different network slice support video streaming service for mobile entertainment. SDN and NFV technologies are designed to support network slicing models and its implementation, for high quality subscriber experience, by simplifying service creation and orchestration through simple network traffic engineering rules and tools, as well as enable end-to-end network resources optimization across all network domains, including the wireless backhaul domain, for increased operational efficiency. Network resources optimization is expected to be achieved, in part, by the use of SDN technologies with wireless backhaul optimization applications, which will exploit network intelligence gathered by SDN controllers within the network.

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

Some of today’s backhaul networks, primarily in emerging markets, still employ a large number of circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer a no cost-efficient scalability model. The surge in mobile data usage, fueled by anticipation and adoption of advanced releases of 4G (LTE-Advanced-Pro) and 5G services, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless backhaul network in various microwave and millimeter-wave spectral bands. As operators transition to LTE-Advanced/Pro and 5G services, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in the backhaul while maintaining support for their primary legacy services. The progression that is expected in 4G gigabit LTE (most advanced 4G standard using LTE-A-Pro technology) and 5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role the wireless backhaul may take in their network in 2-3 years’ time, as reaching the small cells with more fiber is expected to become a significant challenge.

In order to ensure the success of these backhaul network strategies, as well as preparedness to broaden 4G gigabit LTE and 5G technologies adoption, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP capabilities and functionalities. These solutions should also support a scalable high capacity and flexible full IP network architecture once the transition phase from TDM is completed. Our solutions, which support any network architecture and include both all-IP as well as hybrid (IP and TDM service connectivity) products, offer operators a simple and quick network modernization plan capable of evolving with the transition to 5G services.

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity backhaul is essential for ensuring continuous delivery of rich media service across their high-speed data networks. If the backhaul network and its components do not satisfy the service providers’ need for cost-effectiveness, resilience, scalability or ability to supply enough capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these backhaul systems, many broadband service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

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

Wireless vs. Fiber Backhaul

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In almost all other scenarios, high-capacity wireless backhaul using microwave and millimeter-wave technologies, is significantly more cost efficient. Wireless backhaul is expected to take a significant role in 4G network densification and the transition to 5G rollout as a result of ease and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave and millimeter-wave backhaul solutions on the other hand are capable of delivering high bandwidth, carrier-grade Ethernet and TDM services. Our wireless backhaul solutions are suitable for all capacities, carrying multi Gbps of the operators’ traffic over a single radio connection (or “link”). Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave and millimeter-wave backhaul links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures, as well as enabling the deployment of small cells, as very often fiber is not available or too costly and time consuming to bring to where small cells are required.

Licensed vs. License-exempt Wireless Backhaul

Licensed wireless backhaul: Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, microwave bands (4 - 42GHz) and millimeter-wave bands (71-86GHz) are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues. A licensed microwave or millimeter-wave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our licensed spectrum products operate across the entire span of the licensed microwave and millimeter-wave spectrum described herein, from 4GHz microwave to 86GHz, delivering multi Gbps per link and are scalable and versatile to meet all radio access networks, small cells, private networks and long-haul radio transmission paths requirements.

License-exempt wireless backhaul: Service providers also select license-exempt spectrum in order to provide high speed connectivity to businesses, campuses (often regarded as a wireless backhaul) and serve cellular small cells with wireless backhaul connectivity, without regulatory approval for spectrum.

License exempt spectrum can be categorized into two main categories: 1) 57 – 66GHz millimeter-wave band, known as the v-band spectrum and operating at very wide channel bandwidths, up to 2,000MHz and capable of delivering 10Gbps bi-directional capacity (FDD), though expected channel bandwidth operations is of 250MHz/500MHz channels which can deliver 1 – 2.5Gbps bi-directional capacity. The use of v-band spectrum requires the existence of a line of sight between the sites, allows the achievement of high availability connectivity because of the narrow beam characteristics of the radio signal and provides the highest capacity when operating in a point-to-point communication mode; and 2) sub 6GHz license-exempt spectrum, operating at narrow channel bandwidths of up to 80MHz and delivering up to 500Mbps bi-directional capacity (FDD), typically in point-to-multipoint communication mode. The use of sub 6GHz spectrum allows for non, or near, line of sight connectivity between the sites and facilitates an economic and flexible rollout model, at the expense of achieving modest capacity, as specified above. License exempt sub 6GHz bands are more vulnerable to interference as a result of the uncoordinated use and wide beam coverage, as well as the air interface implementation that are prevailing in the market. Examples of such spectrum are the 2.4GHz band and the 5.0 – 5.8GHz bands.

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

Industry Trends and Developments

•
LTE-A-Pro, or commonly named Gigabit LTE, and 5G technologies will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (to eMBB – Enhanced Mobile Broadband) delivering gigabit broadband, as well as address new market segments such as IoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services will require higher capacity networks and in particular higher backhaul capacity, far denser macro cells and small cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless backhaul solutions resolve both higher capacity and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 112Mhz) and the use of wider bands in millimeter-wave spectrum. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless backhaul solutions are SDN-ready, built around a powerful software-defined engine and may be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless backhaul network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

•
The emergence of small cells presents backhaul challenges that differ from those of traditional macro-cells. Small cells can be used to provide a second layer of coverage in 4G/LTE networks, resulting in higher throughput and data rates for the end-user. Larger scale outdoor small cell deployment is anticipated to take place, in a gradual manner, as networks evolve to 5G. Ceragon already offers tailored solutions for forward looking mobile operators. Our small-cell wireless backhaul portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers independent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the backhaul portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless backhaul. It has become abundantly clear that in these new scenarios, a new breed of wireless backhaul solutions with a significant investment is required. Our wireless backhaul solutions support network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement is maintained.

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

•
A growing market for non-mobile backhaul applications which includes: offshore communications for the oil and gas industry, as well as the shipping industry, which require a unique set of solutions for use on moving rigs and vessels; broadcast networks that require robust, highly reliable communication for the distribution of live video content either as a cost efficient alternative to fiber, or as a backup for fiber installations; and Smart Grid networks for utilities, as well as local and national governments that seek greater energy efficiency, reliability and scale.

•
A growing demand for high capacity, IP-based long-haul solutions in emerging markets where telecom and broadband infrastructure, such as fiber, is lacking. This demand is driven by the need of service providers to connect more communities in order to bridge the digital divide, using 4G and eventually 5G services.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America.

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high capacity wireless backhaul solutions, which incorporate our unique multicore™ technology. Our multicore™ technology is a key element in our differentiation within the wireless backhaul market, serving the “best-of-breed” market segment. Our multicore™ technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore™ technology SoCs into sub-systems and complete wireless backhaul solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network related expenses. Our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless backhaul platform for their long-haul, short-haul and small cells backhaul needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G LTE, LTE-Advanced/Pro, and 5G network evolution, which significantly contribute to our customers’ ability to modernize and expand their service networks.

Our wireless backhaul solutions are offered across the widest range of frequencies - from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer more flexibility in deploying its wireless backhaul infrastructure, as it enables the customer to select the spectrum available in the customer’s market, from a wider range of frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

•
Enhance service portfolio, quality of experience and reach. Our multicore™ technology allows our customers to introduce new services (e.g. 5G use cases), to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers and to extend their network and services reach in order to address new markets.

•
Ensure peace of mind. Our solutions utilize the latest in microwave and millimeter-wave technology, incorporated in-house developed System-on-Chips (baseband and RF integrated circuits), and use the latest advances in SMT (Surface-mount technologies) based manufacturing – allowing our customers to benefit from the highest service availability across their Ceragon-based wireless backhaul network.

We provide our customers with future solutions already built-in to their Ceragon-installed base. We invest a significant amount of effort in designing and providing solutions, which are not only backward compatible with our earlier product generations, but also allow our customers to reuse the radio units and antennas of their Ceragon links installed base, thereby replacing only the low labor-consuming indoor (sheltered) units - thus benefiting from the latest wireless backhaul performance of our latest technology across their Ceragon-installed base. Moreover, our solutions support multiple technologies within the same wireless backhaul equipment, providing our customers with high flexibility in network transition from legacy circuit-based connectivity to 4G and other IP/Ethernet-based connectivity, at their desired pace of transition - while achieving long-term operational efficiency, high service quality and availability.

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

Our Products

Our portfolio of products utilizes microwave and millimeter-wave radio technologies that provide our customers with a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave and millimeter-wave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM, Ethernet and IP/MPLS.

We offer our products in four configurations: All-outdoor, split-mount, all-indoor, and disaggregated backhaul.

•
All-outdoor solutions combine the functionality of both the indoor and outdoor units in a single, compact device. This weather-proof enclosure is fastened to an antenna, eliminating the need for rack space or sheltering, as well as the need for air conditioning.

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

•
Disaggregated wireless backhaul solutions offer a single radio suitable for all-outdoor a split-mount scenario, and a networking unit, which provides versatile and scalable hardware options based on merchant silicon and will also provide routing capabilities that are radio technologies aware.

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

The IP-20 Platform provides a wide range of solutions for any configuration requirement and diverse networking scenarios. Composed of high-density multi-technology nodes and integrated radio units of multiple radio technologies ranging from 4GHz and up to 86GHz, it offers ultra-high capacity of multiple Gbps with flexibility in accommodating for every site providing high performance terminals for all-indoor, split-mount and all-outdoor configurations. The IP-20 platform supports carrier-ethernet services and is MEF 2.0 certified.

The IP-50 Platform provides disaggregated wireless backhaul using a single type of radio in microwave or millimeter-wave for all configuration and installation scenarios and IP/MPLS and segment routing capabilities over merchant silicon hardware options.

IP-20 All-outdoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20C	6-42GHz	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20C-HP	4-11GHz	Longhaul	Carrier Ethernet
IP-20S	6-42GHz	Shorthaul, enterprise	Carrier Ethernet
IP-20E	71-86GHz	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20V	57-66GHz	Shorthaul, small cells, enterprise	Carrier Ethernet

IP-20 Split-mount / all-indoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20N / IP-20A	4-86GHz	Shorthaul, Long-haul	Carrier Ethernet, TDM
IP-20GX	4-86GHz	Shorthaul	Carrier Ethernet, TDM
IP-20F	4-86GHz	Shorthaul	Carrier Ethernet, TDM
IP-20G	6-42GHz	Shorthaul	Carrier Ethernet, TDM

IP-50 disaggregated solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-50E	71-86GHz	Shorthaul, Fronthaul, Enterprise access	IP/MPLS
IP-50C	6-42GHz	Shorthaul	IP/MPLS
IP-50FX	6-86GHz	Shorthaul	IP/MPLS

As wireless backhaul capacity needs grow, the wireless backhaul network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal foot print with the IP-50C product. Ceragon’s  multicore™ technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore™ radio units can be used with IP-20N,IP-20F or IP-50FX products, such as RFU-D and the RFU-D-HP, or IP-50C and IP-50E in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX).

In addition to the IP-20 and the IP-50 Platforms, Ceragon provides the PointLink portfolio that offers a tailored solution for oil and gas and other maritime offshore applications.

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

As telecommunication networks and services become more demanding, there is an increasing need to match the indoor units’ advanced networking capabilities with powerful and efficient radio units. Our outdoor RFUs are designed with sturdiness, power, simplicity and compatibility in mind. As such, they provide high-power transmission for both short and long distances and can be assembled and installed quickly and easily. The RFUs can operate with different Ceragon indoor units, according to the desired configuration, addressing any network need be it cellular, backbone, rural or private backhaul networks.

Our Services

We are responsible for installing some of the links we ship. We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. We have a global projects and services group that operates alongside our products groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “wireless backhaul links” every week, and our rollout project track-record includes hundreds of thousands of links already installed and in operation with a variety of Tier 1 operators.

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

Our Customers

We have sold our products, directly and through a variety of channels, to over 460 service providers and more than 1,000 private network customers in more than 130 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. In 2018, we continued to maintain our position as the number one wireless backhaul specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2018, customers from the Europe region contributed 11% of total yearly revenue. Our sales in Latin America and Africa in 2018 were 18% and 7% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2018 were 14%, 12% and 38%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
Region	2016	2017	2018
North America	14%	12%	12%
Europe	15%	14%	11%
Africa	7%	4%	7%
India	27%	39%	38%
APAC (excluding India)	10%	13%	14%
Latin America	27%	18%	18%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including supporting functions, includes approximately 551 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together accounted for approximately 4% of our revenues in 2018. System integrators, distributors and resellers accounted for approximately 17% of our revenues in 2018. We are focusing our efforts on direct sales, which accounted for approximately 79% of our revenues in 2018. We also plan to develop additional strategic relationships with equipment vendors, system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Singapore and Ukraine. additionally, in December 2017 we closed our manufacturing activities in the Philippines. Most of our warehouse operations are outsourced to subcontractors in Israel, the Netherlands, the United states and Singapore. The raw materials (components) for our products come primarily from the United States, Europe and Asia Pacific.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2018, our research, development and engineering staff consisted of 210 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To further expand global business footprint, Ceragon has recently entered into an agreement with a leading industry partner. The agreement calls for a development program, wherein the companies will leverage Ceragon’s experience and unique capabilities in microwave and millimeter-wave communications, to develop baseband technologies, which will further accelerate innovation and deliver premium cutting-edge solutions for 5G wireless backhaul.

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

To date, we have 19 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 2 patent applications pending in the United States and other foreign jurisdictions including the EPO.

We have registered trademarks as follows:

•	for the standard character mark Ceragon Networks and our logo in the United States, Israel, and the European Union;

•	for the standard character mark Ceragon Networks in Canada;

•
for the standard character mark CERAGON in Morocco, Malaysia, Indonesia, Japan, Russia, Israel, Mexico, the United States, South Africa, the Philippines, Argentina, Venezuela and Colombia and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Switzerland, Croatia, Norway, Russia, China, Ukraine, CTM (European Union), Turkey, Singapore, and Macedonia);

•	for our design mark for FibeAir in the United States, Israel and the European Union;

•	for the standard character mark FibeAir in the United States;

•	for the standard character mark CeraView in Israel and the European Union.

We have pending trademark applications for the standard character mark CERAGON in India, Peru, Canada, Nigeria, and International Registration (protection pending in Egypt, Kenya and Vietnam).

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless backhaul equipment suppliers, including Aviat Networks Inc., SIAE Microelectronica S.p.A, and Intracom telecom offer or develop products that compete with our products.

We also expect consolidation to continue as the wireless equipment market continues to be highly competitive and, as a result, we face strong price pressures. We expect to continue to be a leader in the “best-of-breed” segment of the wireless backhaul market in terms of market share, technology and innovation, providing significant value to our customers.

We expect that continued market pressures will drive further consolidation within equipment manufacturers competing with us and which focus solely on the “best-of-breed” segment of the wireless backhaul market. Examples of such previous consolidations are our acquisition of Nera Network AS in 2011 (the “Nera Acquisition”), the acquisition by Dragonwave of the wireless division of Nokia (formerly NSN), and the merger of the wireless divisions of Harris and Stratex Networks to create Aviat Networks, Inc.

We expect further consolidations will take place within the generalists. The most recent is the merger between Nokia and Alcatel-Lucent with Nokia itself being the result of a previous joint venture between Nokia and Siemens, and Alcatel-Lucent being the result of a previous merger between Alcatel and Lucent.

Further market consolidations among industry generalists may drive some operators, which seek “best-of-breed” solutions, to seek “bundled” network solutions from these generalists. This trend may put an additional strain on our competitiveness.

We believe we compete favorably on the basis of:

•	our focus on the mobile market and active involvement in shaping next generation standards and technologies, which deliver best customer value;

•	our product performance, reliability and functionality, which assist our customers to achieve the highest value;

•
the range and maturity of our product portfolio, including the ability to provide solutions in every widely available microwave and millimeter-wave licensed and license-exempt frequency, as well as our ability to provide both IP and circuit switch solutions and therefore to facilitate a migration path for circuit-switched to IP-based networks;

•	our cost structure;

•	our focus on high-capacity, point-to-point microwave technology, which allows us to quickly adapt to our customers’ evolving needs;

•	the range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership;

•	our support and technical service, experience and commitment to high quality customer service, and

•	our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions.

Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.

The Israel Innovation Authority.

The government of Israel encourages research and development projects in Israel through the IIA (Israel Innovation Authority), formerly known as the Israeli Office of Chief Scientist, pursuant to and subject to the provisions of the R&D Law. We received grants from the IIA for several projects, and may receive additional grants in the future.

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

The R&D Law requires that the manufacturing of IIA Products be carried out in Israel, unless the IIA provides its approval to the contrary. Such approval may only be granted under various conditions, and entails repayment of increased royalties equal to up to 300% of the total grant amount, plus applicable interest, depending on the extent of the manufacturing that is to be conducted outside of Israel. In any case, IIA Products manufactured abroad carry an increase of 1% in the royalty rate.

The R&D Law also provides that know-how (and its derivatives) developed with, or that is a derivative of, funds received from the IIA and any right derived therefrom may not be transferred to third parties, unless such transfer was approved in accordance with the R&D Law. The research committee operating under the IIA may approve the transfer of know-how between Israeli entities, provided that the transferee undertakes all the obligations in connection with the R&D grant as prescribed under the R&D Law. In certain cases, such research committee may also approve a transfer of know-how outside of Israel, in both cases subject to the receipt of certain payments, calculated according to a formula set forth in the R&D Law, in amounts of up to six (6) times the total amount of the IIA grants, plus applicable interest (in case of transfer outside of Israel), and three (3) times of such total amount, plus applicable interest, (in case sufficient R&D activity related to the know how remains in Israel). Such approvals are not required for the sale or export of any products resulting from such R&D activity.

Further, the R&D Law imposes reporting requirements on certain companies with respect to changes in the ownership of a grant recipient. The grant recipient, its controlling shareholders, and foreign interested parties of such companies must notify the IIA of any change in control of the grant’s recipient or the holdings of the “means of control” of the recipient that result in an Israeli or a non-Israeli becoming an interested party directly in the recipient. The R&D Law also requires the new interested party to undertake to comply with the R&D Law. For this purpose, “control” means the ability to direct the activities of a company (other than any ability arising solely from serving as an officer or director of the company), including the holding of 25% or more of the “means of control”, if no other shareholder holds 50% or more of such “means of control.” “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, in certain cases, any non-Israeli who acquires 5% or more of our ordinary shares may be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations with respect to such events.

In December 2006, we entered into an agreement with the IIA to conclude our R&D grants sponsored by the IIA, and by 2008 completed paying all debts remaining therefrom. In 2014 and 2015 we received approval for new R&D grants from the Government of Israel through the IIA in amounts of approximately $0.9 million and $0.6 million respectively. In 2016, 2017 and 2018 we received approval for grants in a total amount for the three years, of approximately $1.4 million (together the “Generic Plan”). In 2019, we received approval for an additional Generic Plan, in the frame of which we expect to receive $ 0.5 million. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan does not apply to us, but may apply, under certain conditions, to a recipient of the technology or know-how developed with the Generic Plan, to the extent such is sold and/or transferred. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

In addition to the grants described above, in March 2014, we agreed to participate in two “Magnet” Consortium Programs (the “Magnet Programs”) sponsored by the IIA, and a generic program, which grants do not bear royalty payment obligations. In the framework of the Magnet Programs, intended to support innovative generic industry-oriented technologies, we are to cooperate with additional companies and research institutes. With respect to the years, 2016, 2017 and 2018 we received an approval from the IIA for a sum of $3.8 million in the aggregate under the Magnet Programs. The R&D Law applies to the Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs’ internal agreements between the consortium members may apply.

C.	Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest
Ceragon Networks, Inc.	New Jersey	100%

Ceragon Networks (India) Private Limited	India	100%

D.	Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 67,500 square feet of office space and approximately 9,300 square feet of warehouse space, in Tel Aviv, Israel. The leases of this space will expire on December 31, 2019. In the beginning of 2019, the agreement was extended until end of December 2020.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,300 square feet of premises in Overlook at Great Notch, New Jersey, expiring September 2021 and approximately 8,200 square feet of office and warehouse space in Richardson, Texas, expiring March 2024.

•	in India, we lease approximately 11,700 square feet of office space in New Delhi, expiring in October 2019. In addition, we lease 1,348 square feet of office space in Mumbai, expiring in July 2020.

•	in Romania, we lease approximately 20,000 square feet of office and space in Bucharest, Romania, expiring in November 2020.

•	We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 460 service providers, as well as more than 1,000 private network owners, in over 130 countries.

Industry Trends

Market trends have placed, and will continue to place, pressure on the selling prices for our products. Our objective is to continue to meet the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
Deployments of Gigabit-LTE as an interim phase ahead of 5G deployment and gradual introduction of 5G services. This enables enhanced mobile broadband (eMBB) services, industrial, IOT and mission critical services.

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

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2016, 2017 and 2018, 27.3%, 39.2% and 38.2%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

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

During 2014 and 2015, there was no material difference in our revenues. In 2016, our revenues decreased due to the strategy we implemented in order to accelerate our return to profitability, which included: managing the revenue mix more carefully, seeking revised pricing, payment and other terms in certain new orders and our business focus on service providers that seek to resolve their wireless backhaul challenges through solutions, which create higher business value and are willing to pay a premium in order to create this value. In 2017 revenues increased mainly due to an increase in the business from our customers in India and to a lesser extent an expansion of our business in the rest of APAC. In 2018, revenues increased primarily due to an increase in Africa and to a lesser extent in other regions offset by a decrease in Europe.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs, depreciation of equipment and software, and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials, software maintenance and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which were capitalized in accordance with ASC 985-20 “Software – Costs of Software to be Sold, Leased, or Marketed”. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales marketing and sales support functions personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts, depreciation of equipment and software and other general corporate expenses.

Financial expenses, net. Our financial expenses, net, consists primarily of interest paid on bank debts, factoring and discounting fees, gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, and other fees and commissions paid to banks primarily for bank guarantees and unutilized credit facilities, offset by interest earned on bank deposits and marketable securities.

Taxes. Our taxes on income (benefit) consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

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

Revenue recognition We generate revenues from selling products and services to end users, distributors, system integrators and original equipment manufacturers (“OEM”). The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates and adjustments, to determine the net consideration which the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation, based on their relative standalone selling price. Revenue from tangible products is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

The revenues from customer support is recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied, usually upon customer acceptance.

Most of the Company’s distributors are entitled to a right of return, related to stock rotation and rebates. Distributors have the right to return a certain amount of product in exchange for new products, and /or the right for rebates, according to the agreed specification in the contracts.

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

Impact of recently issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company adopted the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts, which were not substantially completed as of the adoption date.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The standard provides an additional transition method that allows entities to apply the new leases standard at adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. The Company elected this new transition method when it adopted ASU 2016-02 on January 1, 2019.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning January 1, 2019. The Company has estimated the opening balances of the right-of-use assets and lease liabilities upon adopting the standard as of January 1, 2019 to be approximately $7.0 million and $7.0 million, respectively. The Company is still in the process of finalizing the calculation.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the interim and annual periods beginning on or after December 15, 2018. Early adoption is permitted. The standard is not expected to have a material impact on the Company`s consolidated financial statements and related disclosures.

In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For public business entities that are SEC filers, the new standard is effective for interim and annual periods beginning after December 15, 2019. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the new standard on its consolidated financial statements.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2016	2017	2018
Revenues	100%	100%	100%
Cost of revenues	66.2	67.7	66.2
Gross profit	33.8	32.3	33.8
Operating expenses:
Research and development, net	7.4	7.7	8.2
Selling and marketing	13.5	12.5	12.5
General and administrative	6.9	5.6	5.6
Other income	(0.7)	(0.5)	(0.1)
Total operating expenses	27.1	25.3	26.2
Operating income	6.7	7.0	7.6
Financial expenses, net	2.1	1.8	1.8
Taxes on income (benefit)	0.6	0.5	(0.9)
Net income	4.0	4.7	6.7

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues. Revenues totaled $343.9 million in 2018 as compared with $332.0 million in 2017, an increase of $11.9 million, or 3.6%. Revenues in India increased to $131.2 million in 2018 from $130.0 million in 2017. Revenues in the Africa region increased to $23.7 million in 2018, from $12.1 million in 2017. Revenues in the APAC region increased to $47.3 million in 2018 from $45.0 million in 2017. Revenues in Europe decreased to $38.9 million in 2018 from $45.4 million in 2017. Revenues in North America increased to $41.4 million in 2018 from $39.5 million in 2017. Revenues in Latin America increased to $61.3 million in 2018 from $60.0 million in 2017.

Cost of Revenues. Cost of revenues totaled $227.7 million in 2018 as compared with $224.7 million in 2017, an increase of $3.0 million, or 1.3%, attributed mainly due to:

•	higher services subcontractors and employees’ costs, primarily resulting from increased volume of revenues from services;

•	Offset by lower material costs primarily due to lower volume of products revenues.

Gross Profit. Gross profit as a percentage of revenues increased to 33.8% in 2018 from 32.3% in 2017. This increase is mainly attributed to change in geographic mix of revenues with higher margins as well as to product cost reduction.

Research and Development Expenses, Net. Our net research and development expenses totaled $28.2 million in 2018 as compared with $25.7 million in 2017, an increase of $2.5 million, or 9.6% primarily related to increase of $1.7 million in salary and salary related expenses, increase of $0.2 million in travel expenses and a decrease of $0.4 million in IIA (Israel Innovation Authority) grants.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 8.2% in 2018 compared to 7.7% in 2017.

Selling and Marketing Expenses. Selling and marketing expenses totaled $43.0 million in 2018 as compared with $41.7 million in 2017, an increase of $1.3 million, or 3.1%, resulting mainly from higher variable compensation expenses. As a percentage of revenues, selling and marketing expenses were 12.5% in 2018 compared to 12.5% in 2017.

General and Administrative Expenses. General and administrative expenses totaled $19.4 million in 2018 as compared with $18.6 million in 2017, an increase of $0.8 million, or 4.2%. This increase is attributable primarily to an increase of $0.4 million in salaries and employee related expenses and an increase of $0.4 million in provision for legal proceedings. As a percentage of revenues, general and administrative expenses were 5.6% in 2018 compare to 5.6% in 2017.

Other income. Other income for 2018 and 2017 included $0.5 million and $1.7 million, respectively, related to the expiration of certain indirect tax exposures.

Financial expenses, Net. Financial expenses, net totaled $6.3 million in 2018 as compared with $5.9 million in 2017, an increase of $0.4 million, or 7.8%. This increase is primarily attributable to an increase of $1.6 million in financial expenses incurred from exchange rate differences, mainly related to devaluation of the local currencies in Israel and Argentina, an increase in discounting and factoring fees of $0.4 million, partially offset by the collection of an old debt in Venezuela of $1.0 million, and a decrease of $0.6 million in interest expenses. As a percentage of revenues, financial expenses, net were 1.8% in 2018 compared to 1.8% in 2017.

Taxes on income. Tax benefits totaled $3.3 million in 2018 as compared with tax expenses of $1.7 million in 2017, a decrease of $5.0 million, mainly attributed to an increase of $7.0 million in deferred tax assets primarily reflecting tax benefit due to expected utilization of net operating loss in future years and a decrease of $1.2 million in taxes from previous years mainly related to a withholding tax asset which was expensed in 2017 , partially offset by an increase of $2.7 million in exposures reserves, related to a relative change in our tax exposure and an increase of $0.5 million in our current taxes on income, primarily due to our sales and distribution subsidiaries.

Net profit. In 2018, the Company had $23.0 million in net profit as compared with net profit of $15.6 million in 2017. As a percentage of revenues, net profit increased to 6.7% in 2018 compared to 4.7% in 2017. The increase in net profit was mainly attributable to the increase in our revenues that drove the increase in gross profit and the decrease in our tax expenses.

Year ended December 31, 2017 compared to year ended December 31, 2016

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

Impact of Currency Fluctuations

The majority of our revenues are denominated in U.S. dollars, and to a lesser extent, in INR (Indian Rupee), Euro, and in other currencies. Our cost of revenues is primarily denominated in U.S. dollars as well, while a major part of our operating expenses are in New Israeli Shekel (NIS), and to a lesser extent, in Indian INR (Indian Rupee), Euro, NOK (Norwegian Kroner), BRL (Brazilian Real) and other currencies. We anticipate that a material portion of our operating expenses will continue to be in NIS.

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the NGN (Nigerian Naira), the ARS (Argentine Peso) and the VEB (Venezuelan Bolivar). We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11. ”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Transactions and balances in currencies other than U.S. dollars are re-measured into U.S. dollars according to the principles in ASC Topic 830, “Foreign Currency Matters.” Gains and losses arising from re-measurement are recorded as financial income or expense, as applicable.

Effects of Government Regulations and Location on the Company’s Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see Item 4. “Information on the Company – Business Overview – Conditions in Israel” and the “Risks Relating to Israel” as well as the Risk Factor “Our international operations expose us to the risk of fluctuation in currency exchange rates and restrictions related to cash repatriation” in Item 3, above.

B.	Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering, follow-on offerings and grants from the IIA.

In March 2013, the Company was provided with the revolving Credit Facility (as defined in 4.4 of ITEM 19) by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company’s needs and financial position.

In March 2018, the Company signed an amendment to the agreement in the frame of which, the fourth bank returned to the consortium after resolving some regulatory matters that caused it to terminate its participation in the consortium in March 2017, and the Credit Facility was redistributed between the consortium members. The amendment extended the Credit Facility by 2 years and 3 months, until June 30, 2020.  Furthermore, the amendment includes an additional increase in bank guarantees credit lines of $19.8 million, to $85 million, a decrease of $10 million in the Credit Facility for loans, from $50 million to $40 million, a decrease in allowed letter of credit discounting activities with one customer from $94 million to $50 million, and additional $10 million of allowed factoring of invoices with another specific customer. The existing $20 million receivables factoring permitted under the agreement, has remained unchanged. The amendment also includes reduced fees and interest spread as compared with the March 2017 amendment.

As of December 31, 2018, the Company had not utilized any of the $40 million credit line available for short term loans. During 2018, the credit lines carried interest rates in the range of Libor+2.7% and Libor+3%.

The Credit Facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.

Repayment under the Credit Facility could be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The Credit Facility agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders’ equity value and financial assets, a certain ratio between our shareholders’ equity (net of intangible assets) and the total value of our assets (net of intangible assets) on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable. As of December 31, 2018 and 2017, the Company met all of its covenants.

In the year ended December 31, 2018 our capital expenditures were $15.3 million, primarily for the development of our new IP-20 and IP-50 product families and its production lines.

As of December 31, 2018, we had approximately $35.6 million in cash and cash equivalents.

In 2018, our $22.5 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $23.0 million;

•	$7.8 million of depreciation and amortization expenses;

•	$4.4 million increase in trade payables and accrued expenses; and

•	$2.0 million stock-based compensation expenses

These factors were offset mainly by:

•	$16.5 million increase in trade and other receivables, net;

•	$6.6 million increase in deferred tax assets, net;

•	$0.6 million decrease in deferred revenues paid in advance; and

•	$1 million increase in inventories.

In 2017, our $17.2 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $15.6 million;

•	$9.2 million of depreciation and amortization expenses;

•	$3.4 million increase in trade payables and accrued expenses, net;

•	$2.6 million increase in deferred revenues paid in advance; and

•	$1.2 million stock-based compensation expenses

These factors were offset by:

•	a $8.6 million increase in inventories; and

•	a $6.7 million increase in trade and other receivables.

In 2016, our $25.8 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $11.4 million;

•	a $15.8 million decrease in trade and other receivables, net;

•	$10.0 million of depreciation and amortization expenses; and

•	a $4.7 million decrease in inventories.

These factors were offset by:

•	a $11.6 million decrease in trade payables and accrued expenses, net; and

•	a $6.2 million decrease in deferred revenues paid in advance.

Net cash used in investing activities was approximately $15.3 million for the year ended December 31, 2018, as compared to net cash used in investing activities of approximately $10.9 million for the year ended December 31, 2017, and net cash used in investing activities of approximately $8.2 million for the year ended December 31, 2016. In the year ended December 31, 2018, our purchase of property and equipment amounted to $10.3 million in addition to purchase of intangible assets of $3.4 million and an investment in shares of $1.6 million. In the year ended December 31, 2017, our purchase of property and equipment of $8.5 million in addition to purchase of intangible assets of $1.4 million and our investment in long term bank deposits of $1.0 million. In the year ended December 31, 2016 our purchase of property and equipment amounted to $8.2 million and our investment in short term bank deposits of $0.2 million, were partially offset by proceeds from maturities of deposits of $0.2 million.

Net cash provided by financing activities was approximately $2.6 million for the year ended December 31, 2018, as compared to approximately $16.7 million net cash used in financing activities for the year ended December 31, 2017 and net cash used in financing activities of $17.8 million for the year ended December 31, 2016. In the year ended December 31, 2018, our net cash provided by financing activities was primarily due to proceeds from share options exercise of $2.6 million. In the year ended December 31, 2017, our net cash used in financing activities was primarily due to our repayment of a bank loan of $17.0 million. In the year ended December 31, 2016, our net cash used in financing activities was primarily due to our repayment of a bank loan of $17.9 million.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2018, our research, development and engineering staff consisted of 210 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

F.             Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations[1]	7,316	5,104	2,092	120	-
Purchase obligations[2]	23,922	23,922	-	-	-
Other long-term commitment[3]	4,615	180	369	-	4,066
Uncertain income tax positions[4]	2,373	-	-	-	2,373

Total	38,226	29,206	2,461	120	6,439

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2018 was approximately $7.4 million, of which approximately $5.1 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.3 million. In addition, the commitment includes a net amount of approximately $2.3 million in pension accruals in other subsidiaries, mainly in Norway.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	70	Chairman of the Board of Directors
Ira Palti	61	President and Chief Executive Officer, Director
Doron Arazi	55	Deputy Chief Executive Officer & Chief Financial Officer
Nurit Kruk-Zilca	45	Executive Vice President, Human Resources
Yuval Reina	52	Chief Operating Officer
Oz Zimerman	55	Executive Vice President, Global Corporate Development
Shai Yaniv	48	Executive Vice President Marketing
Flavio Perrucchetti	51	Regional President, Europe
Ram Prakash Tripathi	52	Regional President, India
Amit Ancikovsky	48	Regional President, Latin America & Africa
Charles Meyo	55	Regional President, North America
Shlomo Liran(2)	68	Director
Yael Langer	54	Director
Avi Berger (1)(2)	56	Director
Avi Eizenman(2)	62	Director
Meir Sperling(1)(2)	70	Director

(1)	External director
(2)	Independent director

Set forth below is a biographical summary of each of the above-named directors and executive officers.

Zohar Zisapel has served as the Chairman of our Board of Directors since we were incorporated in July 1996. Mr. Zisapel also serves as a director of RADCOM Ltd., a public company traded on Nasdaq. Mr. Zisapel founded or invested in many companies in the fields of Communications, Cyber Security and Automotive and serves as chairman or director of many private companies. Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Haifa Institute of Technology (“Technion”) and an M.B.A. from the Tel Aviv University.

Ira Palti has served as our President and Chief Executive Officer since August 2005 and as a Director since June 2018. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from the Tel Aviv University.

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

Yuval Reina has served as our Chief Operating Officer since September 2018. Before that he served as our Executive Vice President Global Products and Services since joining Ceragon in 2015. He is responsible for the conception, creation and delivery of leading-edge wireless backhaul solutions. With more than 25 years in management of large-scale, multidisciplinary projects and sizeable R&D organizations, Mr. Reina brings a wide breadth of experience along with a sharp focus on innovation and product delivery. Mr. Reina holds a B.Sc. (cum laude) in Electrical Engineering and a M.Sc. (summa cum laude) in Management from the Ben-Gurion University.

Oz Zimerman has served as our Executive Vice President Global Corporate Development since 2014. He joined the company in March 2013. Oz brings with him over 20 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group (DSPG), where he was responsible for leading the company’s overall marketing activities, M&A and supporting its worldwide expansion. Prior to joining DSP Group, Oz was VP Marketing at Comverse, where he led global positioning and developed partnerships. Before joining Comverse, he was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, and prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

Shai Yaniv has served as our Executive Vice President of Marketing since September 2018. From 2014 to August 2018 he served as our Vice President of Marketing and from 2009 to 2014 Mr. Yaniv served as our Vice President of Product Management. From 2000 to 2008, Mr. Yaniv served in various senior-level positions in Alvarion Ltd., successfully leading the inception of new solutions and the execution of new business initiatives in broadband wireless access markets worldwide. Mr. Yaniv brings to the Company over 25 years of experience in marketing, product strategy, product management and business development. Mr. Yaniv holds a B.Sc. in Electrical Engineering from the Technion, and an M.Sc. in Multidisciplinary Engineering from Tel-Aviv University.

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

Shlomo Liran has served as our director since August 2015, after gaining experience in senior management positions, including in the telecommunication industry. In October 2016 Mr. Liran was appointed as the CEO of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd. During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School. Mr. Liran is one of our independent directors and is considered a “financial expert” for the purposes of the Nasdaq Rules.

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

Avi Eizenman has served as our director since June 2018. Mr. Eizenman co-founded Silicom Ltd. in 1987 and served as its President and Chief Executive Officer, as well as a director of Silicom until April 1, 2001. As from 2001, Mr. Eizenman serves as the Active Chairman of the Board of Directors of Silicom Ltd. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Avraham (Avi) Berger has served as our external director since June 2018, after gaining experience in senior management positions, mostly in the telecommunication industry. From 2015 Mr. Berger is the owner and CEO of AB6C Ltd a private consulting company. From November 2013 until May 2015, Mr. Berger served as the Director General of the Israeli Ministry of Communications. During the years 2012 to 2013, Mr. Berger served as VP Marketing and business developing of Ness-TSG. From 2007 to 2012 Mr. Berger served as the VP Technology & CTO of Partner Communications Ltd., and during 2007 Mr. Berger served as VP Business Development of Tadiran Communications. From 1985 to 2006, he served in the Israel Defense Forces C4I and Cyber Branch, and Signal Corps, in a number of telecommunication and command control development and project management positions, retiring as a full colonel. Mr. Berger holds a B.Sc.in Electrical Engineering from Tel Aviv University, and M.Sc.in Electrical Engineering from UCLA. Mr. Berger is one of our independent directors.

Meir Sperling has served as our external director since June 2018. Mr. Sperling presently serves as the Chairman of the Board of Verint Systems Ltd. (“VSL”) and as a board member of Verint Systems Singapore Pte. (“VSS”). Between 2000 and 2012, Mr. Sperling also served as Corporate Officer and President of the Cyber Security Division of Verint and in parallel, served as Managing Director of VSL. Between 2012 and 2015, he served as a Corporate Officer and Chief Strategy Officer of Verint. Prior to that, from January 1999 to January 2000, Mr. Sperling served as Corporate Vice President of ECI Telecom Ltd. and as the General Manager of the Business Systems Division. Mr. Sperling also served as a Director in several of ECI’s Subsidiaries. Between 1987 and 1999 Mr. Sperling served in various positions at companies of the Tadiran Group, including as Corporate Vice President and General Manager of  various divisions at Tadiran. Mr. Sperling also served as a Director in several of Tadiran’s subsidiaries. Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our current directors or the appointment of current executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Section A (Directors and Senior Management).

B.	Compensation

a)	Aggregate Executive Compensation

During 2018, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2018 and have terminated their service with us, consisted of approximately $4.2 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel  (all the amounts were translated to USD based on exchange rate as of December 31, 2018).

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

Cash Compensation; Our directors, other than Mr. Palti, are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”). each of them is entitled to a cash compensation in accordance with the "fixed" amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 80,207 (approximately $21,400) as an annual fee, the sum of NIS 2, 985 (approximately $796) as an in-person participation fee, NIS 1,791 (approximately $478) for conference call participation and NIS 1, 492 (approximately $398) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations"). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. In addition to the cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors, other than Mr. Palti, receive annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders on June 12, 2018, the date of the Company's 2018 Annual General Meeting of Shareholders (the "2018 AGM"), as follows:

(i) Zohar Zisapel, our Chairman of the Board of Directors, received 150,000 options to purchase 150,000 Ordinary Shares, 50,000 of which were granted on the date of the 2018 AGM, an additional 50,000 shall be granted upon the first anniversary of the 2018 AGM  (i.e., on June 12, 2019), and the remaining 50,000 shall be granted upon the second anniversary of the 2018 AGM (i.e., on June 12, 2020), provided he is still a director of the Company at the time of each grant;

(ii) each of Yael Langer, Shlomo Liran, Avi Eizenman, Avi Berger and Meir Sperling, directors of the Company, received options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on the date of the 2018 AGM, an additional one third (16,667 options) shall be granted upon the first anniversary of the 2018 AGM (i.e., on June 12, 2019), and the remaining 16,666 options shall be granted on the second anniversary of the 2018 AGM (i.e., on June 12, 2020), provided he or she are still directors of the Company at the time of each grant.

The options granted each year vest on the date of grant and the exercise price is equal to the average closing price of the Company's Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant. These grants are made under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the "Ordinance"), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which are granted under Section 3(9) of the Ordinance.

For clarification, the Company does not pay our President and CEO, Mr. Ira Palti, any compensation, in cash or equity, in connection with his service as a director of the Company.

During 2018, we granted to our directors and executive officers, in the aggregate, options to purchase 856,001 ordinary shares and 2,000 restricted share units (“RSUs”) under our Amended and Restated Share Option and RSU Plan, with an exercise price that ranges from $2.73 to $3.56 per share. Options will expire 6 years after their date of grant.

b)     Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law); with respect to the year ended December 31, 2018. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2018, and are based on the following components:

•
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Office Holder’s, payments, contributions and/or allocations for pension, severance, car or car allowance, medical insurance and risk insurance (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company’s guidelines.

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2018, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, as well as a proportionate amount of a retention bonus that is related to the reported year, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2018, with respect to equity-based compensation granted in 2018 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 2u of our audited consolidated financial statements.

•	Ira Palti – CEO. Salary Costs - $369,572; Performance Bonus Costs - $364,565; Equity Costs - $373,956.

•	Doron Arazi – Deputy CEO & CFO. Salary Cost - $309,353; Performance Bonus Cost - $189,767; Equity Costs - $103,316.

•	Amit Ancikovsky – Regional President Latin America & Africa. Salary Costs - $318,957; Performance Bonus Costs - $326,499; Equity Costs - $58,571.

•	Charles Meyo – Regional President North America. Salary Costs - $343,611; Performance Bonus Costs - $278,173; Equity Costs -$41,218.

•	Flavio Perrucchetti – Regional President Europe. Salary Costs - $377,579; Performance Bonus Costs - $112,664; Equity Costs - $41,713.

C.	Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are generally subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee (hereinafter referred to as “Corporate Audit Committee”), compensation committee, internal auditor and approvals of interested parties’ transactions. These matters are in addition to the ongoing listing conditions under the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer (such as the Company) may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. “KEY INFORMATION – Risk Factors – Risks Related to Operation in Israel - As a foreign private issuer we are permitted to follow certain home country corporate governance practices, instead of applicable SEC and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.” For information regarding home country rules followed by us see Item 16G. “CORPORATE GOVERNANCE.”

General Board Practices

Under the Company's Articles of Association, the Board of Directors is to consist of not less than five (5) and not more than nine (9) directors, unless otherwise determined by a resolution of the Company's shareholders. Our Board of Directors presently consists of seven (7) members, after the termination of service of Mr. Orgler, one of our external directors, on March 24, 2019. The Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders. For example, for whatever purposes it deems fit, the Board may decide to borrow money or may set aside reserves out of our profits.

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

The Board of Directors may, subject to the provisions of the Companies Law, appoint a committee of the Board and delegate to such committee all or any of the powers of the Board, as it deems appropriate. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Our Board of Directors has appointed a Corporate Audit Committee under the Companies Law, a Financial Audit Committee under Nasdaq Rules, a Compensation Committee and a Nomination Committee.

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

Terms and Skills of Directors

Our directors, other than external directors, are elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, our five serving directors (which are not external directors), serve until the date of the 2021 annual general meeting of shareholders. Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management.”

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

Independent Directors

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence standard under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates. Due to the death of our former external director, Mr. Avi Patir, in January 2018, we temporarily did not comply with this particular requirement of the Nasdaq Rules. However, consistent with Listing Rules 6505(b)(1)(A), Nasdaq Rules provided the Company with a cure period in order to regain compliance, which the Company did immediately following its 2018 AGM, when five of its then serving directors qualified as independent directors. Currently, four of our currently serving directors - Messrs. Shlomo Liran, Avi Berger, Meir Sperling and Avi Eizenman – qualify as independent directors.

External Directors

Under the Companies Law, Israeli public companies are generally required to appoint at least two external directors. Each committee of a company’s board of directors, which is authorized to exercise the board of directors’ authorities, is required to include at least one external director, and the corporate audit and compensation committees must include all of the external directors. Regulations promulgated under the Companies Law allow us, as a company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law) to exempt ourselves from the requirement to have external directors on our Board of Directors and from related obligations imposed by the Companies Law concerning such external directors, provided that we continue to comply with applicable U.S. securities laws and Nasdaq listing rules. Implementation of such exemption is not currently planned.

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

Election and Term of External Directors. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder) (“Non-Related Votes”), not taking into account any abstentions, vote in favor of the election; or

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

An external director serves a three-year term and may be re-elected to serve in this capacity for two additional terms of three years each. Thereafter, he or she may be re-elected by the shareholders for additional periods of up to three years each, only if the Corporate Audit Committee, followed by the Board, have approved the reelection, taking into consideration the expertise and special contribution of the external director to the work of the board and its committees, and determining that the appointment for a further term of service is beneficial to the company.

Re-election of an external director may be effected through one of the following mechanisms:

1.	a shareholder holding one percent or more of a company’s voting rights proposed the re-election of the nominee;
2.	the board of directors proposed the re-election of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or
3.	the external director who is up for renewal has proposed himself or herself for re-election.

With respect to mechanisms 1 and 3 above: (i) the re-election must be approved by a majority of the votes cast by the shareholders of the Company, excluding the votes of (a) controlling shareholders; and (b) shareholders who have a personal interest in approving such nomination resulting from their relations with the controlling shareholders; (ii) the re-election must include votes cast in favor of the re-election by such non-excluded shareholders constituting more than two percent of the voting rights in the Company; and (iii) the external director cannot be a related or competing shareholder or a relative of such a related or competing shareholder at the time of the appointment, and cannot have any affiliation with a related or competing shareholder, at the time of the appointment or within the two years preceding the appointment. A “related or competing shareholder” exists where: (a) a shareholder proposing the re-appointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company; and (b) at the time of the re-appointment, such shareholder, a controlling shareholder thereof or a company controlled by such shareholder or by a controlling shareholder thereof, either has business relationships with the Company or is a competitor of the Company.

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

Our External Directors. Following a recommendation made by our Nomination Committee and Board of Directors, our shareholders approved, at the 2018 AGM, the appointment of each of Messrs. Avi Berger and Meir Sperling for service as our external directors, for a term of three years each, beginning on June 12, 2018 (the date of the 2018 AGM). Further, our Board of Directors has determined that Mr. Sperling has the requisite accounting and financial expertise and that Mr. Berger has the requisite professional qualifications to serve as external directors.

Remuneration of Directors

Directors’ remuneration is generally consistent with our compensation policy for office holders (see below) and generally requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order).

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

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, and are based on the classification of the Company according to the size of its capital. Remuneration of an external director in an amount which is less than the fixed annual fee or the fixed participation fee requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order). A candidate for service as external director must be informed about the terms of remuneration prior to his/her appointment and, subject to certain exceptions, these terms cannot be amended throughout the three-year period during which he or she is in office. A company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

Additionally, according to the Relief Regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the Company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations applicable to companies whose shares are traded outside of Israel. Further, according to the Relief Regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if (i) both the compensation committee and the board of directors resolve that such terms are not more beneficial than the former terms, or are essentially the same in their effect, and are in line with the company’s compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders.

Neither we nor any of our subsidiaries have entered into a service contract with any of our current directors that provides for benefits upon termination of their service as directors.

For a full discussion of the remuneration paid to our directors, including our external directors, see above in “B. Compensation a) Aggregate Executive Compensation.”

Committees of the Board of Directors

Financial Audit Committee

In accordance with the rules of the SEC under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom (i) is independent; (ii) does not receive any compensation from the Company (other than directors’ fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company’s (or subsidiary’s) financial statements during the past three years; and (v) is financially literate and one of whom has been determined by the board to be a financial expert. Due to the death of our former external director, Mr. Avi Patir, in January, 2018, we temporarily did not comply with this particular requirement of the Nasdaq Rules. However, consistent with Listing Rules 6505(b)(1)(A), Nasdaq provided the Company with a cure period in order to regain compliance, which the Company did immediately following its 2018 AGM. As of the date of the 2018 AGM, Messrs., Shlomo Liran, Avi Berger, Meir Sperling and Yair Orgler served on our Financial Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described above. As Mr. Orgler terminated his service as our director on March 24, 2019, currently, Messrs. Liran, Berger and Sperling serve as the members of our Financial Audit Committee, with Mr. Liran serving as chairman of such committee and as its financial expert (see Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below).

We have adopted an Audit Committee charter as required under the Nasdaq Rules. The duties and responsibilities of the Financial Audit Committee include: (i) recommending the appointment of the Company’s independent auditor to the Board of Directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters.

Corporate Audit Committee

Under the Companies Law, the board of directors of any Israeli public company must appoint an audit committee comprised of at least three directors and all the external directors. In addition, the majority of the members must meet certain independence criteria and may not include: (i) the chairman of the board; (ii) any controlling shareholder or any relative thereof; (iii) any director employed by or providing services on a regular basis to, the Company, a controlling shareholder or a company owned by a controlling shareholder; or (iv) any director whose main income is provided by a controlling shareholder (“Non-Permitted Members”). The chairman of such audit committee must be an external director. As of the date of the 2018 AGM, Messrs. Shlomo Liran, Avi Berger, Meir Sperling and Yair Orgler served on our Corporate Audit Committee, with Mr. Orgler serving as its chairman. As Mr. Orgler terminated his service as our director on March 24, 2019, currently, Messrs. Liran, Berger and Sperling serve on our Corporate Audit Committee, each of whom meets the independence criteria defined in the Companies Law, and Mr. Berger serves as its chairman.

The duties and responsibilities of our Corporate Audit Committee include: (i) identifying of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) reviewing and approving certain transactions and actions of the Company, including the approval of related party transactions that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii) recommending the appointment of the internal auditor and its compensation to the Board of Directors; (iv) examining the performance of our internal auditor and whether it is provided with the required resources and tools necessary for him to fulfill its role, considering, inter alia, the Company’s size and special needs; (v) setting procedures for handling complaints made by the Company’s employees in connection with management deficiencies and the protection to be provided to such employees; and (vi) performing such other duties that are or will be designated solely to the audit committee in accordance with the Companies Law and the Company’s Articles of Association.

Non-Permitted Members shall not attend Corporate Audit Committee meetings or take part in its decisions, unless the chairman of the Corporate Audit Committee has determined that such person is required for the presentation of a certain matter. Nevertheless, an employee who is not a controlling shareholder or a relative thereof, may be present at discussion of the committee, pursuant to the committee’s request, and the company’s legal counsel and secretary, who are not controlling shareholders or relatives thereof, may be present during both the discussion and resolution of the committee, pursuant to the committee’s request.

The quorum for discussions and decisions shall be the majority of the members of the Corporate Audit Committee, provided that the majority of the members present meet the independence criteria set forth in the Companies Law, and at least one of them is an external director.

Compensation Committee

General. According to the Companies Law, the board of directors of any Israeli public company must appoint a compensation committee, comprised of at least three directors, including all of the external directors. The majority of the compensation committee must be comprised of external directors and an external director must serve as the chairman of the committee. The remaining members of the committee must satisfy the criteria for remuneration applicable to the external directors and qualified to serve as members of the audit committee pursuant to Companies Law requirements (Corporate Audit Committee), as described above (the “Compensation Committee Qualifications”). Messrs. Liran, Berger and Sperling serve on our Compensation Committee, each of whom meets the Compensation Committee Qualifications, and Mr. Sperling serves as its chairman.

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

Under the Companies Law and regulations promulgated there under: (a) an Israeli public company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law), is permitted to exempt itself from the above-mentioned composition requirements set forth under the Companies Law with respect to audit committee and compensation committee set forth under the Companies Law, and to follow only the composition requirements under the Nasdaq Listing Rules; and (b) an Israeli public company may elect to have its audit committee carry out all the duties and responsibilities conferred by the Companies Law upon the compensation committee, provided that such audit committee meets the Compensation Committee Qualifications. Following the death of our former external director, Mr. Avi Patir, in January 2018, we temporarily did  not comply with the Compensation Committee Qualifications, and accordingly, in February 2018 our Board of Directors has elected to take a temporary exemption from the Companies Law composition requirements with respect to compensation committee, and to follow the composition requirements set forth under the Nasdaq Listing Rules, until such time when the Company regains compliance with the Compensation Committee Qualifications. We regained compliance with the Compensation Committee Qualifications as of the 2018 AGM.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Currently, Messrs. Shlomo Liran and Avi Eizenman, two of our independent directors, are the members of our Nomination Committee, which recommends director nominees for our Board’s approval.

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the CEO) require the approval of the compensation committee and then of the board of directors, provided such terms are in accordance with the company’s compensation policy. If terms of employment of such office holder are not in accordance with the compensation policy, then shareholder approval is also required. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such terms of office and employment, even if they were not approved by the shareholders, following a further discussion and for detailed reasoning.

The terms of office and employment of a CEO, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by a special majority of the shareholders, including: (i) a majority of the shareholders, , who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded); or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter, who were present and voted against the matter hold two percent or less of the voting power of the Company.

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

Amendment of existing terms of office and employment of office holders who are not directors, including chief executive officers, require the approval of the compensation committee only, if the compensation committee determines that the amendment is not material.

The terms of office and employment of directors, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by the shareholders, and, in case that such terms are inconsistent with the company’s compensation policy, such shareholders’ approval must be obtained by the special majority detailed above with respect to the CEO.

However, and as referred to above with respect to remuneration of directors, according to the Relief Regulations, a company’s compensation committee and board of directors are permitted to approve terms of office and employment of a CEO or of a director, without convening a general meeting of shareholders, provided however, that such terms: (i) are not more beneficial than the former terms, or are essentially the same in their effect; (ii) are in line with the company’s compensation policy; and (iii) are brought for shareholder approval at the next general meeting of shareholders.

Compensation Policy

As required by the Companies Law, our shareholders, following the approval of our Board of Directors and the recommendation of our Compensation Committee, approved and adopted a compensation policy in 2012. The compensation policy was revised in 2015 and again in the 2018 AGM (the “Compensation Policy”). The Compensation Policy sets forth the Company’s policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, a policy which takes into account, among other things, providing proper incentives to directors and officers, management of risk by the Company, the office holders' contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. The Compensation Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, it is intended to motivate our office holders to achieve ongoing targeted results in addition to a high level of business performance in the long term, all without encouraging excessive risk taking.

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

Duties of Office Holders and Shareholders

Duties of Office Holders

Fiduciary Duties. The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

The company may approve an action by an office holder from which the office holder would otherwise have to refrain due to its violation of the office holder’s duty of loyalty if: (i) the office holder acts in good faith and the act or its approval  is not to the detriment of the company, and (ii) the office holder discloses the nature of his or her interest in the transaction to the company a reasonable time prior to the company’s approval.

Each person listed in the table above under “Directors and Senior Management” is considered an office holder under the Companies Law.

Disclosure of Personal Interests of an Office Holder. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have, and all related material information and documents known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s siblings, parents and descendants and the spouses of any of these people, or any corporation in which the office holder: (i) holds at least 5% of the company’s outstanding share capital or voting rights; (ii) is a director or chief executive officer; or (iii) has the right to appoint at least one director or the chief executive officer. An extraordinary transaction is defined as a transaction that is either: (i) not in the ordinary course of business; (ii) not on market terms; or (iii) likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to of the company's interest. If a transaction is an extraordinary transaction, or concerns the terms of office and employment, then, in addition to any approval stipulated by the articles of association, it must also be approved by the company’s audit committee (or with respect to terms of office and employment, by the compensation committee) and then by the board of directors, and, under certain circumstances, by shareholders of the company.

A person with a personal interest in any matter may not generally be present at any audit committee, compensation committee or board of directors meeting where such matter is being considered, and if he or she is a member of the committee or a director, he or she may not generally vote on such matter at the applicable meeting.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to: (i) act in good faith toward the company and other shareholders; and (ii) refrain from abusing his or her power in the company, including, among other things, voting in a general meeting of shareholders with respect to the following matters: (a) any amendment to the articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) approval of interested party transactions which require shareholders’ approval.

In addition, any controlling shareholder, or any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but states that the remedies generally available upon a breach of contract, will also apply in the event of a breach of the duty of fairness, taking into account such shareholder’s position.

Exemption, Insurance and Indemnification of Directors and Officers

Pursuant to the Companies Law and the Israeli Securities Law, the Israeli Securities Authority (“ISA”) is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Israeli Securities Law or the Companies Law (see in “Administrative Enforcement” below); and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

Our Articles of Association allow us to indemnify and insure our office holders to the fullest extent permitted by law.

Office Holders’ Exemption

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

Office Holders’ Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of all or part of the liability imposed on our office holder in respect of an act or omission performed by him or her in his or her capacity as an office holder, regarding each of the following:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	monetary liabilities or obligations imposed upon him or her in favor of another person; and/or

•	any other event, occurrence or circumstance in respect of which we may lawfully insure an office holder.

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

Office Holder’s Indemnification

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

•	a breach by the office holder of his or her duty of care, if such breach was intentional or reckless, but unless such breach was solely negligent;

•	any act or omission intended to derive an illegal personal benefit; or

•	any fine civil fine, financial sanction or monetary settlement in lieu of criminal proceedings imposed on such office holder.

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

In addition, in accordance with an amendment made to our Compensation Policy in June 2018, we are currently entitled to hold directors' and officers' liability insurance policy for the benefit of our office holders, with insurance coverage of up to $45 million and with an annual premium of up to $400,000, plus an additional annual premium of up to $180,000 for claims associated with M&A transactions.

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

As detailed above, under the Israeli Securities Law, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party). The Israeli Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company’s articles of association.

We have adopted and implemented an internal enforcement plan to reduce our exposure to potential breaches of sections in the Companies Law and in the Israeli Securities Law applicable to us. Our Articles of Association and letters of indemnification permit, among others, insurance and/or indemnification as contemplated under the Israeli Securities Law (see “Exemption, Insurance and Indemnification of Directors and Officers” above).

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

As of December 31, 2018, we had 958 employees worldwide, of whom 210 were employed in research, development and engineering, 551 in sales and marketing including supporting functions, 81 in management and administration and 116 in operations. Of these employees, 334 were based in Israel, 44 were based in the United States, 207 were based in EMEA (not including Israel), 204 were based in Latin America and 139 were based in Asia Pacific.

In addition, during 2018 we have employed an average of 157 temporary employees, primarily in India, supporting the projects we have won in this country. The majority of the costs of these temporary employees were included in the cost of revenues in our financial statement.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 28, 2019. The percentage of outstanding ordinary shares is based on 80,141,935 ordinary shares outstanding as of March 27, 2019.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
Zohar Zisapel(3)	10,593,885	13.22	350,000	$2.02 - 11.10	-
Ira Palti	845,835	1.06	1,225,000	$2.06 - 13.04	-
All directors and senior management as a group consisting of 17 people(4)	12,633,769	15.76	3,652,630	$1.14 - 13.04	44,776

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 28, 2019.

(2)
Each stock option is exercisable into one ordinary share and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 350,000, 845,835 and 2,389,884 options, are vested or shall become vested within 60 days of March 28, 2019 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. No RSUs listed are vested or expected to vest within 60 days of March 28, 2019.

(3)	The number of ordinary shares held by Zohar Zisapel includes 18,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and a director.

(4)
Each of the directors and senior management other than Messrs. Zohar Zisapel and Ira Palti, beneficially owns less than 1% of the outstanding ordinary shares as of March 28, 2019 (including options held by each such person and which are vested or shall become vested within 60 days of March 28, 2019) and have therefore not been separately listed.

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

In September 2010, our Board of Directors amended the share option plan so as to enable the grant of RSUs pursuant to such plan (the “Amended and Restated Share Option and RSU Plan”, or “the Plan”).

In December 2012, our Board of Directors extended the Plan for an additional ten-year period through December 31, 2022. The Plan has been approved by the Israeli Tax Authority as required by applicable law. The following tables present information regarding option and RSU grants under the Plan as of December 31, 2018.

Cumulative Ordinary Shares Reserved for Option and RSU Grants (1)	Remaining Reserved Shares Available for Option and RSU Grants	Options and RSUs Outstanding (2)	Weighted Average Exercise Price (3)
23,835,688	1,109,446	7,505,228	$3.99

(1)	Total of 2,047,997 relates to RSU grants and 21,787,691 relates to option grants

(2)	Total of 376,811 relates to RSUs outstanding and 6,751,606 relates to options outstanding

(3)	Weighted average price refers only to options

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2018:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	3,915,982	1,464,363

All other grantees	3,212,435	1,513,467

Amendment of the Plan

Subject to applicable law, our Board of Directors may amend the Plan, provided that any action by our Board of Directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder. Our board last amended the Plan in August 2014, extending the authority originally granted to our Compensation Committee to provide grantees, in their notice of grant, with a “Double Trigger” acceleration mechanism upon the occurrence of certain events.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 28, 2019 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	10,593,885	13.22%
Joseph D. Samberg (4)	7,784,842	9.71%
Renaissance Technologies LLC(5)	4,052,658	5.06%

(1)	Based on 80,141,935 ordinary shares outstanding as of March 27, 2019.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 28, 2019.

(3)
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel include 18,717 shares held by RAD Data Communications Ltd., of which Mr. Zisapel is a principal shareholder and a director.

(4)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

(5)	The principal business address of Renaissance Technologies LLC’s address is 800 Third Avenue New York, NY 10022

As of March 25, 2019, approximately 97% of our ordinary shares were registered for trade and held in the United States and there were 25 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.9% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, beneficially owns 13.22% of our ordinary shares as of March 28, 2019. Yehuda Zisapel, the brother of Zohar Zisapel, is also a shareholder, who together with Nava Zisapel beneficially owns 4.46% of our ordinary shares as of March 28, 2019. Zohar and Yehuda Zisapel do not vote as a group and do not have a voting agreement. Yehuda and Nava Zisapel have an agreement, which provides for certain coordination in respect of sales of shares of our company as well as for tag along rights with respect to off-market sales of our company’s shares.

Zohar Zisapel is the Chairman of the board of, and holds shares in, RADWIN Ltd., RADIFLOW Ltd., Hailo Technologies Ltd.; Hi Auto Ltd. and Innoviz Ltd. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd.,  NUANCE HEARING Ltd., RAD Data Communications Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., Armis Security Ltd., Cylus Ltd.; and several other private holdings and real estate. Zohar Zisapel also holds more that 5% of the shares of the following companies: Satixfy Ltd., Nucleix Ltd., Silicom Ltd., Vascular Grafts Solutions Ltd., Perflow Ltd., Vectorious Ltd. and Varada Ltd. The above list does not constitute a complete list of Zohar Zisapel’s holdings.

Yehuda Zisapel holds shares and serves as a director in a few of the above-mentioned companies, as well as in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., Bynet Software Systems Ltd., Internet Binat Ltd., SecurityDam Ltd., Binat Business Ltd, RAD ACE –Ltd. RAD Cloud Ltd. and several other private holdings, real estate and medical devices companies. The above list does not constitute a complete list of Yehuda Zisapel’s holdings.

Some of the companies referred to above are known as the “RAD-BYNET Group”, a group do independent companies. Members of the RAD-BYNET Group sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, such as transportation and cafeteria facilities - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2018 was approximately $2.0 million.

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

We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a related party. In addition, all of our related-party transactions with members of the RAD-BYNET Group are approved by our Corporate Audit Committee and then by our Board of Directors. As a result, we believe that the terms of the transactions in which we have engaged, and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms, which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities in which our office holders may have a personal interest will require approval by our Corporate Audit Committee, our Board of Directors and, if applicable, our shareholders.

During 2018, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising of telecommunications license holders as well as companies with expertise in fiber-based technologies.

After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29.1 million, on behalf of Orocom to Fitel. For more details concerning the Fitel project and the bank guarantees provided on behalf of Orocom to Fitel, please see Item 18. FINANCIAL STATEMENTS – “Notes to Consolidated Financial Statements” Note 11 and Note 17.

As part of the operating agreement with Orocom, the Company has two seats in Orocom’s board of directors, which comprise half of Orocom’s board seats, as well as other protective rights in Orocom. As a result, Orocom and its shareholders were defined as related companies of Ceragon. During 2018, Amitel Perú Telecomunicaciones S.A.C. (“Amitel”) - one of Orocom’s shareholders and a partner in the Fitel project – won a tender of Ceragon for the provision of site surveys services in the sum of approximately $ 490,000.

In December 2018, we purchased 11% of the share capital of Compass Networks LTD (“Compass”) for a consideration of $ 833. The investment was accounted for based on the equity method. For more details concerning Compass, please see Item 18. FINANCIAL STATEMENTS – “Notes to Consolidated Financial Statements” Note 1b and Note 17.

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility, located in Tel Aviv, Israel is approximately 59,300 square feet of office space and approximately 4,000 square feet of warehouse space. The leases for this facility will expire at the end of December 2020. In 2018, the aggregate amount of rent and maintenance expenses related to these properties was approximately $2.0 million.

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings. The aggregate purchase price of these components in 2018 was approximately $0.1 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2018 was approximately $0.1 million.

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

Export Sales

In 2018, our sales to end users located outside of Israel amounted to $341.2 million, or 99.2% of our $343.9 million revenues for this year.

Legal Proceedings

On January 5, 2015, a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company’s follow on public offering in July 2014 (the “Motion”).

The purported class action is based on Israeli law and alleges breaches of duties by the Company and its management on account of false and misleading statements in the Company’s SEC filings and public statements, during the period between July and October 2014. The plaintiff’s principal claim is that immediately prior to the follow on public offering, the defendants presented misleading guidance concerning the expected financial results for the third quarter of 2014, indicating an anticipated improvement in the rate of gross profit based on orders which were already received by the Company at the time of such presentation. Although the plaintiff admits that, in accordance with the actual results for the third quarter, the Company did meet the guidance as far as revenues were concerned, the actual rate of gross profit turned out to be much lower than the one anticipated. Plaintiff argues that at the time such guidance was presented by the defendants, they already knew, or should have known, that it was incorrect. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs.

The Motion was served to the Company on January 6, 2015 and the Company filed its response on June 21, 2015. On October 22, 2015, the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs’ request for discovery on January 25, 2016, and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff’s request for discovery, and ordered the Company to disclose some of the requested documents. The Company’s request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiffs. The plaintiffs filed their reply to the Company’s response to the Motion on April 2, 2017.

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
On October 2, 2017, the plaintiff filed a request to summon our Chairman of the Board, Mr. Zisapel, and our CEO, Mr. Palti, to the upcoming evidence hearing. The Company filed its response to this request on October 26, 2017; and the plaintiff filed its reply to Company’s response.

The first evidence hearing took place on November 2, 2017. During this hearing the Company agreed to consider summoning to the second evidence hearing one of the above-mentioned Company’s officers, and on November 8, 2017, the Company advised the court that it agrees that Mr. Palti will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018.

The Plaintiff submitted his summaries on March 21, 2018. The Company and  its officers submitted their summaries on June 12, 2018; The Plaintiff submitted his reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. This Supreme Court’s decision upholds two recent rulings of the District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be determined only in accordance with US law. One of these District Court rulings dismissed a motion to approve a class action, on the sole basis that the motion relied on Israeli law. The Israeli Supreme Court issued its final ruling in that case on October 16th, 2018 and repeated its principle decision to accept the District Court’ rulings regarding application of US law to claims regarding dual listed companies.

In light of the above decision, on October 15, 2018, the Plaintiff requested from District Court to add a plea to his summaries. The District Court has approved and gave the Company the right to reply, and the Company’s response was submitted on December 4, 2018. Plaintiff’s reply was submitted on December 26, 2018.

The Company awaits the court’s decision whether to approve the Motion or to deny it.

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

ITEM 10.        ADDITIONAL INFORMATION

Memorandum and Articles of Association – General

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

The Companies Law also provides that, an acquisition of shares in a public company must be made by means of a tender offer: (a) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 25% or more of the voting rights at the general meeting (a “control block”), and as a result of the acquisition the purchaser would become a holder of a control block; or (b) if there is no existing shareholder, or a group of shareholders holding shares together, in the company holding shares conferring 45% or more of the voting rights at the general meeting and as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights at the general meeting. Notwithstanding, the abovementioned requirements do not apply if the acquisition was: (1) made by way of a private placement that received shareholders’ approval (which includes an explicit approval that the purchaser will become, as a result of such acquisition, a holder of a “control block,” or of 45% or more of the voting power in the company, and unless there is already a holder of a “control block” or of 45% or more of the voting power in the company, respectively); (2) was from a holder of a “control block” in the company and resulted in the acquirer becoming a holder of a “control block”; or (3) was from a holder of 45% or more of the voting power in the company and resulted in the acquirer becoming a holder of 45% or more of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if: (i) at least 5% of the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares acquired in the offer exceeds the number of shares whose holders objected to the offer.

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

Tax Benefits before the 2005 amendment

The Investment Center has granted approved enterprise status to three investment programs at our former facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from these programs. We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

The benefit period starts with the first year the enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (“limitation period”). As of January 1st 2018 the 14 years period have passed for the three approved programs. The respective benefit period has not yet begun, as no taxable income was generated.

The Company believes it will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to the 2005 Amendment.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from exports (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the 2005 Amendment states few conditions such as an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

The benefits under the Benefited Enterprise are an exemption from tax for a period of 2 years commencing in the first year in which there is a taxable income, following the year of election, and will be subject to a reduced corporate income tax rate of 10% to 25% for the remaining period of the tax benefits. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election.

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

In addition, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Benefited Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The benefits available to an approved enterprise and/or Benefited Enterprise are conditional upon the fulfillment of conditions stipulated in the Investments Law and its regulations as described above and criteria in rulings issued by the Israeli Tax Authorities. If a company does not meet these conditions, in whole or in part, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

Among the results of the 2005 Amendment are that (a) tax-exempt income generated under the provisions of the 2005 Amendment will trigger a claw back on the exempt income upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2018, the Company did not generate income under the provisions of the 2005 amendment.

The Company has elected 2006 and 2009 as election years as a Benefited Enterprise.

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the IRS determines is satisfactory and which includes an exchange of information program. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange of information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be PFIC (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2018. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2018, U.S. holders who acquired our ordinary shares in 2018 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2018 or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above.

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

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other information regarding issuers that file electronically with the SEC filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2018, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $0.7 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $0.8 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2018, we had outstanding forward like contracts in the amount of $59.3 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Shlomo Liran is the audit committee financial expert. Mr. Liran is an independent director under the Nasdaq Rules.

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

	Year Ended December 31,
	2017		2018
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$795,615	73%	$678,000	83%
Tax Fees (2)	$187,303	17%	$117,500	14%
Other Services(3)	$112,000	10%	$22,000	3%
Total	$1,094,918	100%	$817,500	100%

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

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2018.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of certain Nasdaq rules, subject to certain exceptions and except to the extent that such exemptions would not be contrary to U.S. federal securities laws, so long as the foreign private issuer: (i) provides a written statement from an independent counsel in its home country certifying that the company’s practices are not prohibited by the home country law; and (ii) discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we currently follow in lieu of Nasdaq Rules are described below:

-
Compensation Committee Charter: We have opted out of the requirement to adopt and file a compensation committee charter as set forth in Nasdaq Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.

-
Shareholder Approval: We have opted out of the requirement for shareholder approval of stock option plans and other equity-based compensation arrangements as set forth in Nasdaq Rule 5635. Nevertheless, as required under the Companies Law, shareholder voting procedures are followed for the approval of equity-based compensation of certain office holders or employees, such as our CEO and members of our Board of Directors. Equity based compensation arrangements with other office holders are approved by our Compensation Committee and our Board of Directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

-
Annual General Meetings of Shareholders: We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Ceragon to hold its annual meetings of shareholders within twelve months of the end of its fiscal year end. Instead, Ceragon is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above –”Additional Information –Voting, Shareholders’ Meetings and Resolutions”).

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-47 hereof.

Index to Consolidated Financial Statements	Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-4
Consolidated Balance Sheets	F-5 - F-6
Consolidated Statements of Operations	F-7
Consolidated Statements of Comprehensive Income (loss)	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to Consolidated Financial Statements	F-12 - F-47

ITEM 19.	EXHIBITS

1.2	Articles of Association, as amended September 20, 2016(1)
4.4
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (2)

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.8	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014(4)
4.9	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.10	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.11	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.12	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.13	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8).
8.1	List of Significant Subsidiaries
10.1	Consent of Independent Registered Public Accounting Firm
10.2	Consent of Independent Registered Public Accounting Firm
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (ii) Consolidated Statements of Comprehensive Income (Loss) at December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

(1) Previously filed as exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.
(2) Previously filed as exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference.
(3) Previously furnished as exhibit 99.3 in a Report on Form 6-K which exhibit was incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-183316), and incorporated herein by reference.
(4) Previously filed as exhibits 4.6, 4.7 and 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference.
(5) Previously filed as exhibits 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated herein by reference.
(6) Previously filed as exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.
(7) Previously filed as exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.
(8) Previously filed as exhibits 4.12 and 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By:	/s/ Ira Palti
Name:	Ira Palti
Title:	President and Chief Executive Officer

Date: March 31, 2019

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Ceragon America Latina Ltda., a wholly-owned subsidiary, which reflect total assets constituting 5.32% at December 31, 2018, respectively, and total revenues constituting 4.8% in 2018, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ceragon America Latina Ltda., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2002
 Tel-Aviv, Israel
March 31, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd.'s and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Ceragon America Latina Ltda., a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 5.32% and 4.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. The effectiveness of Ceragon America Latina Ltda.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Ceragon America Latina Ltda.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of operations, statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes of the Company and our report dated March 20, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

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

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/KOST FORER GABBAY & KASIERER
 A Member of Ernst & Young Global

Tel-Aviv, Israel
March 31, 2019

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$25,877	$35,581
Short- term bank deposits		-	515
Trade receivables (net of allowance for doubtful accounts of $ 7,883 and $ 4,327 at December 31, 2017 and 2018, respectively)		113,719	123,451
Other accounts receivable and prepaid expenses	3	17,052	12,135
Inventories	4	54,164	53,509

Total current assets		210,812	225,191

NON-CURRENT ASSETS:
Long-term bank deposits		996	504
Deferred tax assets	13c	988	7,476
Severance pay and pension fund		5,459	5,096
Other non-current assets		3,269	4,544

PROPERTY AND EQUIPMENT, NET	5	29,870	33,613

INTANGIBLE ASSETS, NET	6	2,199	6,576

Total long-term assets		42,781	57,809

Total assets		$253,593	$283,000

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2017	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables		75,476	78,892
Deferred revenues		5,193	3,873
Other accounts payable and accrued expenses	7	24,781	27,256

Total current liabilities		105,450	110,021

LONG-TERM LIABILITIES:
Deferred tax liability	13c	141	28
Accrued severance pay and pensions		10,085	9,711
Other long-term liabilities		4,019	3,672

Total long-term liabilities		14,245	13,411

COMMITMENTS AND CONTINGENT LIABILITIES	11

SHAREHOLDERS' EQUITY:	12
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2017 and 2018; Issued: 81,526,715 and 83,571,181 shares at December 31, 2017 and 2018, respectively; Outstanding: 78,045,192 and 80,089,658 shares at December 31, 2017 and 2018, respectively		214	214
Additional paid-in capital		410,817	415,408
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2017 and 2018		(20,091)	(20,091)
Accumulated other comprehensive loss		(7,171)	(9,208)
Accumulated deficit		(249,871)	(226,755)

Total shareholders' equity		133,898	159,568

Total liabilities and shareholders' equity		$253,593	$283,000

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2016	2017	2018

Revenues	14	$293,641	$332,033	$343,874
Cost of revenues		194,479	224,698	227,705

Gross profit		99,162	107,335	116,169

Operating expenses:
Research and development, net		21,695	25,703	28,180
Selling and marketing		39,515	41,656	42,961
General and administrative		20,380	18,576	19,354
Other income		(1,921)	(1,746)	(470)

Total operating expenses		79,669	84,189	90,025

Operating income		19,493	23,146	26,144
Financial expenses, net	16	6,303	5,889	6,349

Income before taxes on income		13,190	17,257	19,795

Taxes on income (benefit)	13b	1,761	1,697	(3,251)

Net income		$11,429	$15,560	$23,046

Net Income per share:

Basic net income per share		$0.15	$0.20	$0.29
Diluted net income per share		$0.15	$0.19	$0.28
Weighted average number of ordinary shares used in computing basic net income per share		77,702,788	77,916,912	78,579,013
Weighted average number of ordinary shares used in computing diluted net income per share		78,613,528	79,942,353	81,021,527

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018

Net income	$11,429	$15,560	$23,046
Other comprehensive income (loss):

Change in foreign currency translation adjustment	861	118	(1,150)

Cash flow hedges:
Change in net unrealized gains (losses)	168	2,331	(2,260)
Amounts reclassified from AOCI	(261)	(1,772)	1,373

Net change	(93)	559	(887)

Other comprehensive income (loss), net	768	677	(2,037)

Total of comprehensive income	$12,197	$16,237	$21,009

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2016	77,636,864	$214	$408,174	$(20,091)	$(8,616)	$(276,860)	$102,821

Exercise of options and RSU's	132,065	*)-	75	-	-	-	75
Share-based compensation expense	-	-	1,071	-	-	-	1,071
Other comprehensive income, net	-	-	-	-	768	-	768
Net income	-	-	-	-	-	11,429	11,429

Balance as of December 31, 2016	77,768,929	214	409,320	(20,091)	(7,848)	(265,431)	116,164

Exercise of options and RSU's	276,263	*)-	294	-	-	-	294
Share-based compensation expense	-	-	1,203	-	-	-	1,203
Other comprehensive income, net	-	-	-	-	677	-	677
Net income	-	-	-	-	-	15,560	15,560

Balance as of December 31, 2017	78,045,192	214	410,817	(20,091)	(7,171)	(249,871)	133,898

Cumulative effect of the new revenue recognition standard	-	-	-	-	-	70	70
Exercise of options and RSU's	2,044,466	*)-	2,611	-	-	-	2,611
Share-based compensation expense	-	-	1,980	-	-	-	1,980
Other comprehensive loss, net	-	-	-	-	(2,037)	-	(2,037)
Net income	-	-	-	-	-	23,046	23,046

Balance as of December 31, 2018	80,089,658	214	415,408	(20,091)	(9,208)	(226,755)	159,568

*) Represent an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net income	$11,429	$15,560	$23,046
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,037	9,205	7,758
Share-based compensation expense	1,071	1,203	1,980
Accrued severance pay and pensions, net	28	3	(11)
Decrease (increase) in trade receivables, net	11,051	(6,403)	(11,098)
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	4,747	(259)	4,624
Decrease (increase) in inventories	4,706	(8,592)	(956)
Increase (decrease) in trade payables	(2,355)	4,836	2,340
Increase (decrease) in deferred revenues	(6,228)	2,575	(650)
Decrease )increase) in deferred tax assets, net	478	497	(6,601)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(9,193)	(1,474)	2,062

Net cash provided by operating activities	25,771	17,151	22,494

Cash flows from investing activities:
Purchase of property and equipment, net	(8,190)	(8,533)	(10,303)
Purchase and capitalization of intangible assets, net	-	(1,407)	(3,412)
Investment in bank deposits	(153)	(996)	48
Investment in shares	-	-	(1,628)
Proceeds from maturities of short-term bank deposits	153	-	-

Net cash used in investing activities	(8,190)	(10,936)	(15,295)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Cash flows from financing activities:

Repayment of bank loan	(17,922)	(17,000)	-
Proceeds from exercise of options	75	294	2,611

Net cash (used in) provided by financing activities	(17,847)	(16,706)	2,611

Effect of exchange rate changes on cash	286	30	(106)

Increase (decrease) in cash and cash equivalents	20	(10,461)	9,704

Cash and cash equivalents at the beginning of the year	36,318	36,338	25,877

Cash and cash equivalents at the end of the year	$36,338	$25,877	$35,581

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$1,370	$2,493	$1,617

Cash paid during the year for interest	$1,739	$1,837	$1,752

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

As to principal markets and major customers, see notes 15b and 15c.

b.	Acquisitions:

In December 2017 the Company signed software license agreement with Compass Networks LTD (“Compass”) in the amount of $ 500 and additional agreement for the purpose of developing Disaggregate Microwave products in August 2018, in the amount of up to $1,500 (out of which $ 700 was recognized as of December 2018) (see note 6). In addition, the Company signed loan agreements with Compass in the amount of $ 538, which bear an annual interest rate of 10%.

In December 2018, the company purchased 11% of the share capital of Compass for a consideration of $ 833. A total investment (including loans) in the amount of $1,628 was recorded under other non-current assets (see note 2z).

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

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company's assets and liabilities.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Short term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents.

g.	Long-term bank deposits:

Long-term bank deposits are deposits with an original maturity of more than twelve months from the date of investment and which do not meet the definition of cash equivalents.

h.	Inventories:

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

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2016, 2017 and 2018, no impairment losses have been recognized.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Intangible assets, net:

Intangible assets consist of technology and incurred software development costs capitalized in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed".
Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives. The Company has not started to amortize the technology asset and software development costs. The Company will start to amortize the technology upon sale of the related developed products.

m.	Revenue recognition:

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates and adjustments to determine the net consideration to which the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation based on their relative standalone selling price. Revenue from tangible products is recognized at a point in time when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

The revenues from customer support and extended warranty is recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied, usually upon customer acceptance.

Most of the Company’s distributors are entitled to a right of return related to stock rotation and rebates. Distributors have the right to return a certain amount of product in exchange for new products, and/or the right for rebates, according to the agreed specification in the contracts.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.         Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations as incurred, except for development expenses which were capitalized in accordance with ASC 985-20 "Software – Costs of Software to be Sold, Leased, or Marketed" (see l above).

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2016, 2017 and 2018 in the amount of $  252, $ 437 and $ (83), respectively. As of December 31, 2017 and 2018, the warranty provision was $ 2,023 and $2,106, respectively.

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

The majority of the Company's cash and cash equivalents are maintained in U.S. dollar. Generally, these cash and cash equivalents and deposits may be redeemed upon demand. Management believes that the financial institutions that hold the Company's and its subsidiaries' cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.

The Company's trade receivables are geographically diversified and derived from sales to customers mainly in the Europe, North America, Latin America, India and Asia. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

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

As of December 31, 2017 and 2018, the Company sold trade receivables to several different financial institutions in a total net amount of $ 19,797 and $ 6,968, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2016, 2017 and 2018, the Company recorded amounts of $ 536, $ 553 and $ 585, respectively, as financial expense related to its factoring arrangements.

t.	Severance pay:

The Company's severance pay liability for its Israeli employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset - severance pay fund - in the Company's balance sheet.

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

As of December 2017 and 2018, accrued severance pay amounted to $ 7,962, and $ 7,409 respectively. Severance expense for the years ended December 31, 2016, 2017 and 2018, amounted to approximately $ 1,662, $ 1,852 and $2,107, respectively.

The Company accounts, for its obligations for pension and other postretirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 10.

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

the Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2016, 2017 and 2018:

	December 31,
	2016	2017	2018

Dividend yield	0%	0%	0%
Volatility	51%-73%	53%-69%	53%-62%
Risk free interest	0.2%-2.1%	0.8%-2.2%	1.8%-2.9%
Early exercise multiple	2.20-3.40	2.10-2.20	2.00-2.30

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

The components of AOCI, were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2018	$303	$(7,474)	$(7,171)

Other comprehensive income before reclassifications	(2,260)	(1,150)	(3,410)
Amounts reclassified from AOCI	1,373	-	1,373

Other comprehensive income	(887)	(1,150)	(2,037)

Balance as of December 31, 2018	$(584)	$(8,624)	$(9,208)

The effects on net income of amounts reclassified from Accumulated other comprehensive income ("AOCI") for the year ended December 31, 2018 derive from realized gains on cash flow hedges, included in operating expenses.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 3,848,290, 4,668,032 and 2,426,689 for the years ended December 31, 2016, 2017 and 2018, respectively.

z.          Equity method investment

Investments in companies that are not controlled but over which the Company can exercise significant influence are presented using the equity method of accounting.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued Accounting Standards:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company adopted the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of the adoption date (see Note 14).

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The standard provides an additional transition method that allows entities to apply the new leases standard at adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. The Company elected this new transition method when it adopted ASU 2016-02 on January 1, 2019.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning January 1, 2019. The Company has estimated the opening balances of the right-of-use assets and lease liabilities upon adopting the standard as of January 1, 2019 to be approximately $7.0 million and $7.0 million, respectively. The Company is still in the process of finalizing the calculation.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the interim and annual periods beginning on or after December 15, 2018. Early adoption is permitted. The standard is not expected to have a material impact on the Company`s consolidated financial statements and related disclosures.

In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For public business entities that are SEC filers, the new standard is effective for interim and annual periods beginning after December 15, 2019. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the new standard on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Fair value measurement:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	Year ended December 31, 2018
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(1,028)	$(1,028)

Total liabilities	$(1,028)	$(1,028)

	Year ended December 31, 2017
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(7)	$(7)

Total liabilities	$(7)	$(7)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2018

Government authorities	$5,202	$6,573
Deferred charges and prepaid expenses	4,417	3,186
Financial institutions	5,543	-
Deposits receivable	481	367
Advances to suppliers	467	812
Hedging asset	451	5
Other	491	1,192

	$17,052	$12,135

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	INVENTORIES
	December 31,
	2017	2018

Raw materials	$12,011	$15,065
Work in progress	576	374
Finished products	41,577	38,070

	$54,164	$53,509

During the year ended December 31, 2016, 2017 and 2018, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $ 4,503, $ 3,932 and $2,814, respectively that have been included in cost of revenues.

As of December 31, 2018, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $23,922.

NOTE 5:-        PROPERTY AND EQUIPMENT, NET
	December 31,
	2017	2018
Cost:
Computers, manufacturing, peripheral equipment	$100,027	$111,012
Office furniture and equipment	2,954	2,201
Leasehold improvements	1,148	1,410

	104,129	114,623
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	70,956	78,317
Office furniture and equipment	2,502	1,856
Leasehold improvements	801	837

	74,259	81,010

Depreciated cost	$29,870	$33,613

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were $ 8,389, $ 7,661 and $7,758 respectively.

 Changes of property and equipment not resulted in cash outflows as of December 31, 2017 and 2018 amounted of $ 1,508 and $2,581.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-        INTANGIBLE ASSETS, NET
a.	Intangible assets:

The following table sets forth the components of intangible assets:

	December 31,
	2017	2018
Original amounts:

Technology	$1,225	$4,509
Software development costs	974	2,067

Intangible assets, net	$2,199	$6,576

Technology includes mainly perpetual software licenses to be used in the Company's research and development activities. During 2018, the Company purchased $ 3,284 technology, out of which $ 1,834 was not resulted in cash flow outflows as of December 31, 2018. Some of the software license agreements provide a commitment of the Company for royalties payments upon future sales of the related developed products.

b.	Amortization expense for the years ended December 31, 2016, 2017 and 2018 amounted to $ 1,648, $ 1,544 and $0 , respectively.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2017	2018

Employees and payroll accruals	$12,717	$15,389
Provision for warranty costs	2,023	2,106
Government authorities	3,172	2,450
Accrued expenses	4,682	3,529
Advanced payments from customers	1,629	1,864
Hedging Liability	457	1,033
Other	101	885

	$24,781	$27,256

NOTE 8:-        CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In March 2018, the Company signed an amendment to the agreement in the frame of which, the Credit Facility was extended by 2 years and 3 months, till June 30, 2020. Furthermore, the amendment includes an additional increase in bank guarantees credit lines of $19,800, to $85,000, a decrease in Credit Facility for loans of $10,000 to $40,000, a decrease in allowed letter of credit discounting activities with one customer from $94,000 to $50,000 and additional $10,000 of allowed factoring of invoices with another specific customer. The existing $20,000 receivables factoring permitted under the agreement, has remained unchanged. The amendment also includes reduced fees and interest spread as compared with the March 2017 amendment.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-        CREDIT LINES (Cont.)

As of December 31, 2018 the Company has not utilized any of the $ 40,000 credit line available for short term loans. During 2018, the credit lines carry interest rates in the range of Libor+2.7% and Libor+3.0%.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2018 and 2017, the Company met all of its covenants.

NOTE 9:-	DERIVATIVE INSTRUMENTS

As of December 31, 2017, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 38,077 thousands in consideration for $ 10,743 maturing, in a period of up to one year. As of December 31, 2018, the Company had outstanding forward exchange contracts designated as cash flow hedge for the acquisition of NIS 135,987 thousands in consideration for $ 37,398 maturing in a period of up to one year.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	DERIVATIVE INSTRUMENTS (Cont.)

	Loss recognized in Statements of comprehensive income	Statement of Operations item	Gain (loss) recognized in consolidated statements of operations
	December 31,		Year ended December 31,
	2018		2016	2017	2018

Derivatives designated as hedging instruments:
Foreign exchange option and forward contract	$(584)	Operating expenses	$261	$1,772	$(1,373)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(452)	(2,538)	1,172

Total	$(584)		$(191)	$(766)	$(201)

		December 31,
	Balance sheet	2017	2018

Derivatives designated as hedging instruments: Foreign exchange forward contracts	"Other account receivables and prepaid expenses"	$303	$3
	"Other account payables and accrued expenses"	$-	$(587)
	"Other comprehensive income (loss)"	$303	$(584)

Derivatives not designated as hedging instruments: Foreign exchange forward contracts and other derivatives	"Other receivables and prepaid expenses"	$148	$2
	"Other account payables and accrued expenses"	$(457)	$(446)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2018 almost all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2018, the pension scheme has 0 members.

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

The liabilities in respect of Ceragon Networks AS's pension plans have been recalculated based on updated employee numbers as at December 31, 2018. These plans together represent 100% of the PBO of the entire group.

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2017, and the statement of funds status as of December 31, 2018:

	December 31,
	2017	2018

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,373	$2,123
Liability assumed at the acquisition date of Nera
Service cost	18	16
Interest cost	47	47
Expenses paid	(143)	(227)
Exchange rates differences	(124)	121
Actuarial loss (gain)	(48)	97

Projected benefit obligation at end of year	$2,123	$2,177

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	PENSION LIABILITIES, NET (Cont.)

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2017 and 2018 are as follows:

	December 31,
	2017	2018
Weighted-average assumptions
Discount rate	2.30%	2.60%
Rate of compensation increase	2.50%	2.75%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2018 net periodic benefit cost and the 2018 benefit obligation, the Company has used a discount rate of 2.60%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2017 and 2018:

	December 31,
	2017	2018
Components of net periodic benefit cost
Service cost	$18	$16
Interest cost	47	$47

Net periodic benefit cost	$65	$63

Benefit payments are expected to be paid as follows:

	December 31,
	2017	2018

2018	$227	$-
2019	260	180
2020	360	180
2021	189	189
2022 and thereafter	1,087	1,628

	$2,123	$2,177

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

For the years ended December 31, 2016, 2017 and 2018, an actuarial gain (loss) of $ (204), $ 48 and $ (97) respectively, was recognized in statements of income (loss).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2018, are as follows:

2019	5,104
2020	1,331
2021	546
2022	215
2023 and thereafter	120

7,316

Expenses for lease of facilities for the years ended December 31, 2016, 2017 and 2018 were approximately $ 4,235, $ 4,675 and $ 4,979, respectively.

Expenses for the lease of motor vehicles for the years ended December 31, 2016, 2017 and 2018 were approximately $ 735, $ 814 and $ 862, respectively.

b.
During 2016, 2017 and 2018, the Company received several grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2016, 2017 and 2018 in the amount of $ 2,536, $ 1,548 and $ 1,174, respectively.

c.	Charges and guarantees:

As of December 31, 2017 and 2018, the Company provided bank guarantees in an aggregate amount of $ 43,914 and $ 72,842 (including bank guarantee disclosed in Note 11d), respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers. In addition, the Company has a collateral deposit in the amount of $ 941 for outstanding bank guarantee.

d.
In September 2018, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising telecommunications license holders as well as companies with expertise in fiber-based technologies.

After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29.1 million, on behalf of Orocom to Fitel, to secure the return of a down payment to be received by Orocom, or part of it, in case Orocom fails to meet the down payment related obligations. These bank guarantees came into effect in July 2018, when a down payment of $29.1 million was received by Orocom. Orocom’s down payment related obligations include primarily meeting specifications and timelines as defined in the agreement between Orocom and Fitel, unless justified or otherwise agreed between these parties; using the funds provided by Fitel properly for the purpose of the project; and maintaining certain composition of shareholders in Orocom for at least three years. The Company’s bank guarantees may be gradually reduced as the network build-out process progresses. Should Orocom meet its down payment related obligations towards Fitel, the bank guarantees are expected to be returned to the Company by the end of 2019.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Provisions of the operating agreement mentioned above grant the Company certain protective rights in Orocom during the network build-out phase and until the bank guarantees are returned to the Company, as well as recovery rights against Orocom and its shareholders. These protective rights include, among others, two seats in Orocom’s board of directors that comprise half of the board seats; a requirement for receipt of consent by all board members to various decisions, including but not limited to, for the approval of any commitment exceeding one hundred thousand dollars; and full access to Orocom’s books and records and any other data, including audit rights. Based on the above, Orocom and its shareholders were defined as related companies. For more information see note 17.

e.	Litigations:

On January 5, 2015, a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company's follow on public offering in July 2014 (the "Motion").

The purported class action is based on Israeli law and alleges breaches of duties by the Company and its management on account of false and misleading statements in the Company's SEC filings and public statements, during the period between July and October 2014. The plaintiff's principal claim is that immediately prior to the follow on public offering, the defendants presented misleading guidance concerning the expected financial results for the third quarter of 2014, indicating an anticipated improvement in the rate of gross profit based on orders which were already received by the Company at the time of such presentation. Although the plaintiff admits that, in accordance with the actual results for the third quarter, the Company did meet the guidance as far as revenues were concerned, the actual rate of gross profit turned out to be much lower than the one anticipated. Plaintiff argues that at the time such guidance was presented by the defendants, they already knew, or should have known, that it was incorrect. The plaintiff seeks specified compensatory damages in a sum of up to $75 million, as well as attorneys' fees and costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Motion was served to the Company on January 6, 2015 and the Company filed its response on June 21, 2015. On October 22, 2015, the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016, and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery, and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiffs. The plaintiffs filed their reply to the Company's response to the motion on April 2, 2017.  In May 2017 the Company filed two requests: the first, requesting to dismiss the Plaintiff's response to the Company's defense, or, alternatively, to allow the Company to respond to it; the second, to precede discussion with regards to the legal question of the governing law. A preliminary hearing was held on May 22, 2017, where the court set dates for response to the Company's above-mentioned requests and for evidence hearings. On July 17, 2017, the court allowed the Company to respond to the plaintiff's response and on July 29, 2017 the Court denied the Company's second request. The Company filed its response to the plaintiff's response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon its Chairman of the Board, Mr. Zisapel, and its CEO, Mr. Palti, to the upcoming evidence hearing. The Company filed its response to this request on October 26, 2017; and the Plaintiff filed its reply to Company's response.

The first evidence hearing took place on November 2, 2017. During this hearing the Company agreed to consider summoning to the second evidence hearing one of the above-mentioned Company's officers, and on November 8, 2017, the Company advised the court that it agrees that Mr. Palti will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018, and the court set dates for submitting summaries, which were submitted to the court as follows:

The Plaintiff submitted his summaries on March 21st, 2018;

The Defendants submitted their summaries on June 12th, 2018;

The Plaintiff submitted his reply summaries on September 5th, 2018.

On October 4th, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. In light of this, on October 15th, 2018, the plaintiff asked from court to add a plea to his summaries. Court has approved and gave to the defendants the right to reply. In accordance, the Company’s response was submitted on December 4th, 2018. Plaintiff’s reply to Company’s response was submitted on December 26 th , 2018.

After submission of the summaries and the responses to plaintiff’s plea, the court is expected to issue its decision whether to approve the Motion or deny it.

The Company believes that it has a strong defense against the allegations referred to in the Motion and that the District Court should deny it. The Company is not a party to any other material legal proceedings.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol "CRNT". Up to December 11, 2017, the ordinary shares of the Company were also traded on the Tel Aviv Stock Exchange (TASE). On September 11, 2017 the Company notified TASE that it decided to voluntarily delist its ordinary shares from trading on TASE. Accordingly, the last trading day of Ceragon's ordinary shares on TASE was December 7, 2017 and the shares were delisted on December 11, 2017. Following the delisting, all of the Company's ordinary shares are traded on the NASDAQ.

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

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. From the adoption of the plan until December 31, 2018 the board of the company approved to reserve an additional amount of 15,196,688 ordinary shares.  Any options or RSU's, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2018, the Company has 1,109,446 Ordinary shares available for future grant under the Plan.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

3.	The following is a summary of the Company's stock options and RSUs granted among the various plans:
	Year ended December 31, 2018
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,939,978	$3.61	3.75	$2,839
Granted	1,273,145	3.33
Exercised	(1,930,244)	1.44
Forfeited or expired	(531,273)	6.00

Outstanding at end of the year	6,751,606	3.99	3.47	7,937

Options exercisable at end of the year	4,150,587	4.97	2.76	4,517

Vested and expected to vest	6,325,305	4.09	3.36	7,501

	Year ended December 31, 2018
	Number of RSUs	Aggregate intrinsic value

Outstanding at beginning of year	327,093	$648
Granted	186,608
Exercised	(112,665)
Forfeited	(24,225)

Outstanding at end of the year	376,811	1,424

Vested and expected to vest	264,496	1,000

The Company's options are generally granted at exercise prices which are equal to the average market value of the ordinary shares in the period of 30 trading days prior to the grant date. The weighted average grant date fair value of the options granted during 2016, 2017 and 2018 were $ 0.78, $ 1.11 and $1.79, respectively. The Company granted 186,608 and 316,827 RSUs during 2018 and 2017, respectively. No RSUs were granted during 2016.

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

This amount is impacted by the changes in the fair market value of the Company's shares. Total intrinsic value of options and RSUs exercised during the years ended December 31, 2017 and 2018 were $ 265 and $ 5,116, respectively. As of December 31, 2018, there was $ 2,225 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a weighted-average period of 1.00 years.

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2018	Weighted average remaining contractual life (years for exercisable options)	Weighted average exercise price
$			$			$

RSUs 0.0	376,811	-	0.00	-	-	0.00
0.01-2.00	1,899,640	2.74	1.20	1,209,876	2.58	1.19
2.01-4.00	3,070,807	4.64	2.79	1,159,552	3.79	2.89
4.01-6.00	478,501	2.10	4.97	478,501	2.10	4.97
6.01-8.00	31,000	3.72	6.50	31,000	3.72	6.50
8.01-10.00	643,574	2.60	9.07	643,574	2.60	9.07
10.01-13.04	628,084	1.85	12.36	628,084	1.85	12.36

	7,128,417			4,150,587

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2016, 2017 and 2018, was comprised as follows:

	Year ended December 31,
	2016	2017	2018

Cost of revenues	$30	$54	$42
Research and development	151	229	313
Selling and marketing	369	292	640
General and administrative	521	628	985

Total share-based compensation expenses	$1,071	$1,203	$1,980

c.	Dividends:

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

According to the Law, the Company is entitled to various tax benefits by virtue of the " Approved Enterprise " and/or "Benefited Enterprise " status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the "Alternative" track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% for the remaining benefit period. The benefit period under Approved Enterprise starts with the first year the benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. Under the Benefited Enterprise, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The respective benefit period has not yet begun, as no taxable income was generated.

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years

The tax benefits under the Approved Enterprise and Benefited Enterprise  are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published  and the letters of approval for the investments in the approved enterprises. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest.

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Law and two programs under Benefited Enterprise status pursuant to Amendment 60.

As of January 1st  2018, the 14 years have passed for the three Approved Enterprise  programs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-      TAXES ON INCOME (Cont.)

The Company has elected 2006 and 2009 as election years as a Benefited Enterprise.

Income from sources other than the "Approved Enterprise" and "Benefited Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

In December 2016, the Knesset passed an additional amendment to the Law which provides for additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in Amendment 73) to 12% (the "Amendment"). This Amendment came into effect in May 2017 when the Minister of Finance promulgated the regulations for its implementation. The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company did not apply the Amendment. The Company may change its position in the future.

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

Taxable income of Israeli companies was subject to tax at the rate - 23% in 2018 and 24% in 2017.

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

On December 22, 2017, new federal tax legislation was enacted in the United States (referred to as the Tax Cuts and Jobs Act). The Tax Cuts and Jobs Act reduces the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change resulted in a reduction of the Company's net deferred tax assets of $153 and a corresponding deferred income tax expense in 2017.  The Company's federal income tax expense for tax years beginning January 1, 2018 will be based on the newly enacted 21% rate.

Accounting Standards Codification Topic 740, Income Taxes ("ASC 740") requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA. Consequently, on December 22, 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), to address the application of ASC 740 in the reporting period that includes the date the TCJA was enacted. SAB 118 allows companies a reasonable period of time to complete the accounting for the income tax effects of the TCJA.

b.	The income tax expense (benefit) for the years ended December 31, 2016, 2017 and 2018 consisted of the following:

	Year ended December 31,
	2016	2017	2018

Current	$1,418	$1,200	$3,350
Deferred	343	497	(6,601)

	$1,761	$1,697	$(3,251)

Domestic (Israel)	$968	$1,533	$(5,919)
Foreign	793	164	2,668

	$1,761	$1,697	$(3,251)

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
Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2017	2018
Deferred tax assets:

Net operating loss carry forward	$76,570	$75,755
Temporary differences mainly relating to Research and Development, reserves and allowances	31,566	24,875

Deferred tax asset before valuation allowance	108,136	100,630
Valuation allowance	(107,148)	(93,154)

Deferred tax asset	988	7,476

Deferred tax liabilities:

Other temporary differences	(141)	(28)

Deferred tax asset, net	$847	$7,448

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, In 2018, the Company recorded a tax asset of $7,200 reflecting tax benefit in Israel due to expected utilization of net operating losses in future years.

d.	Net operating loss carry forward and capital loss:

As of December 31, 2018, the Company has accumulated net operating losses and capital loss for Israeli income tax purposes as of December 31, 2018 in the amount of approximately $ 190,735 and $ 7,538, respectively. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2018, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 15,392 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-      TAXES ON INCOME (Cont.)

As of December 31, 2018 the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 43,805 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

e.	Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2016	2017	2018

Domestic	$(1,301)	$13,145	$17,921
Foreign	14,491	4,112	1,874

	$13,190	$17,257	$19,795

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2016	2017	2018
Income before taxes as reported in the consolidated statements of operations	$13,190	$17,257	$19,795

Statutory tax rate	25%	24%	23%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$3,298	$4,142	$4,553
Non-deductible expenses	467	290	1,299
Non-deductible expenses related to employee stock options	268	289	376
Changes in tax rate	8,900	124	179
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	(10,055)	(3,225)	(4,068)
Recognition of deferred taxes during the year, for which valuation allowance was provided in prior years			(7,200)
Other	(1,117)	77	1,610

Actual tax expense (benefit)	$1,761	$1,697	$(3,251)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-      TAXES ON INCOME (Cont.)

g.	The Company adopted the provisions of ASC topic 740-10, "Income Taxes".

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2017	2018

Uncertain tax positions, beginning of year	$4,686	$2,160
Decreases in tax positions for prior years	(3,880)	(304)
Increases in tax positions for prior years	49	18
Increase in tax position for current year	1,305	499

Uncertain tax positions, end of year	$2,160	$2,373

The Company has further accrued $ 84 due to interest and penalty related to uncertain tax positions as of December 31, 2018.

NOTE 14:-      REVENUES

On January 1, 2018, the Company adopted ASC Topic 606-10 using the modified retrospective method and applied the standard to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606-10, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605.

The Company recognized the cumulative effect of initially adopting Topic 606-10 as an adjustment to the opening balance of retained earnings as of January 1, 2018. The most significant impact of the standard on the Company's consolidated financial statements, relates to completion of its performance obligations in accordance with variable considerations, which primarily contributed to the adjustment to the opening balance of retained earnings as well as the impact of adoption disclosed in the tables below.

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606-10 were as follows:

	December 31, 2017	Adjustments	January 1, 2018
Trade receivables	$113,719	$117	$113,836
Trade payables	$75,476	$47	$75,523
Accumulated deficits	$(249,871)	$70	$(249,801)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-      REVENUES (Cont.)

In accordance with Topic 606-10, the disclosure of the impact of adoption on the consolidated balance sheet as of December 31, 2018 was as follows:

	As Reported	Impact of Adoption	Amounts under Topic 605
Consolidated Balance Sheet
Trade receivables	$123,451	$(741)	$122,710
Trade payables	$78,892	$(84)	$78,808
Accumulated deficits	$(233,955)	$(657)	$(234,612)

The following table summarizes the impacts of adopting Topic 606-10 on our consolidated statements of income during the twelve months ended December 31, 2018:

	As Reported	Impact of Adoption	Amounts under Topic 605
Consolidated Statements of Income
Revenue	$343,874	$(741)	$343,133
Cost of Sales	$227,705	$(84)	$227,621
Gross margin	$116,169	$(657)	$115,512

The Company records contract liabilities as deferred revenues, when it receives payments from customers before performance obligations have been performed and satisfied. The Company recognizes deferred revenues as revenues in the income statement once performance obligations have been performed and satisfied. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

Because the performance obligations are part of a contracts that have an original expected duration of one year or less, all performance obligations in the Company’s contracts with customers, other than post-contract customer support, the Company has elected to apply the optional exemption and is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-      REVENUES (Cont.)

The following table presents the significant changes in the deferred revenue balance during the twelve months ended December 31, 2018:

Twelve months ended December 31, 2018

Balance, beginning of the period	$5,193
New performance obligations	12,746
Reclassification to revenue as a result of satisfying performance obligations	(14,066)

Balance, end of the period	$3,873

NOTE 15:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see note 1a for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2016, 2017 and 2018 and long-lived assets as of December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
Revenues from sales to unaffiliated customers:

North America	$40,236	$39,498	$41,384
Europe	43,457	45,448	38,919
Africa	19,872	12,111	23,690
Asia-Pacific and Middle East	29,743	44,983	47,320
India	80,247	130,042	131,201
Latin America	80,086	59,951	61,360

	$293,641	$332,033	$343,874

Property and equipment, net, by geographic areas:

Israel	$23,162	$25,419	$28,494

Others	4,398	4,451	5,119

	$27,560	$29,870	$33,613

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

In 2018, the Company had revenues from a single customer that accounted for approximately 21.1% and from a customer that represents group of affiliated companies equaling 19.6% of total revenues. In 2017, the Company had revenues from a single customer that accounted for approximately 27.3% and from a customer that represents group of affiliated companies equaling 12.3% of total revenues. In 2016, the Company had revenue from a single customer that accounted for approximately 16.6% of total revenues.

NOTE 16:-      SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses, net:

	Year ended December 31,
	2016	2017	2018

Financial income:
Interest on deposits	$242	$126	$111
Foreign currency translation differences and derivatives (*)	966	2,522	3,981

	1,208	2,648	4,092
Financial expenses:
Bank charges and interest on loans	(3,794)	(4,830)	(4,597)
Foreign currency translation differences and derivatives	(3,717)	(3,707)	(5,844)

	(7,511)	(8,537)	(10,441)

	$(6,303)	$(5,889)	$(6,349)

(*)
During 2016 and 2018 the Company recorded $ 907 and $ 969 income (respectively) upon collection of trade receivables balances from customers in Venezuela at a rate which was higher than the rate it could collect these receivables previously

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-      SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2016	2017	2018
Numerator:
Numerator for basic and diluted net income per share - income available to shareholders of Ordinary shares	$11,429	$15,560	$23,046

Denominator:
Denominator for basic net income per share - weighted average number of shares	77,702,788	77,916,912	78,579,013

Effect of dilutive securities:
Employee stock options and RSU	910,740	2,025,441	2,442,514

Denominator for diluted net income per share - adjusted weighted average number of shares	78,613,528	79,942,353	81,021,527

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,668, $ 1,857 and $ 1,856 in 2016, 2017 and 2018, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases of this facility will expire end of December 2019. Subsequent to balance sheet date, the agreement was extended until end of December 2020.

The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 1,963 in 2016, $ 1,849 in 2017 and $1,960 in 2018.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-      RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 2,866, $ 1,325 and $ 78 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 1,019, $ 224 and $ 148 for the years ended December 31, 2016, 2017 and 2018, respectively.

As part of the commercial agreements with Orocom for the Fitel project in Peru, the Company has two seats in Orocom’s board of directors, which comprise half of Orocom’s board seats, as well as other protective rights in Orocom (for more information see note 11 above). As a result, Orocom and its shareholders were defined as related companies of Ceragon. During 2018, Amitel Perú Telecomunicaciones S.A.C. (“Amitel”) - one of Orocom’s shareholders and a partner in the Fitel project – won a tender of Ceragon for the provision of site surveys services in the sum of approximately $ 490.

In December 2018, the company purchased 11% of the share capital of Compass for a consideration of $ 833. (see note 1b).

Transactions with related parties:

	Year ended December 31,
	2016	2017	2018

Revenues	$95	$173	$3,336
Cost of revenues	$3,561	$2,160	$1,111

Research and development expenses	$1,093	$1,063	$1,008

Selling and marketing expenses	$733	$813	$771

General and administrative expenses	$1,109	$995	$1,067
Purchase of property and equipment	$1,019	$224	$148

Balances with related parties:

	December 31,
	2017	2018

Trade payables, other accounts payable and accrued expenses	$363	$2,077
Trade Receivables	$49	$1,733