Form 20-F/A
period 2018-12-31
CERAGON NETWORKS LTD
filed 2019-04-02
CIK 1119769

As filed with the Securities and Exchange Commission on April 2, 2019

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

Yes ☐          No ☑

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”), filed on April 1, 2019 with the Securities and Exchange Commission (the “SEC”), is being filed by Ceragon Networks Ltd. (the “Company”), to amend the Annual Report for the sole purposes of:

1.
adding to the Company’s financial statements included under Item 18 of this Amendment, in accordance with Rule 2-05 of Regulation S-X, the reports of the auditor on the financial statements and internal control over financial reporting of a subsidiary of the Company upon which our principal auditor relied, and to which our principal auditor referred, in rendering its audit report on our consolidated financial statements that were included in the Annual Report, which had been inadvertently omitted from the Annual Report; and

2.
correcting the date of our principal auditor’s report on our financial statements cross-referenced in their opinion on our internal control over financial reporting, which due to clerical error included a date of March 20, 2019 instead of March 31, 2019.

In keeping with the SEC requirements related to this Amendment, it consists solely of (i) the entirety of Item 18 of Form 20-F, along with (ii) Exhibits 12.1 and 12.2, which constitute the required certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) Exhibit 13.1, which consists of the certifications of our principal executive officer and principal financial officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report, or reflect any events that have occurred after the Annual Report was originally filed.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-49 hereof.

Index to Consolidated Financial Statements	Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-4
Consolidated Balance Sheets	F-5 - F-6
Consolidated Statements of Operations	F-7
Consolidated Statements of Comprehensive Income (loss)	F-8
Consolidated Statements of Changes in Shareholders’ Equity	F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to Consolidated Financial Statements	F-12 - F-47
Reports of Independent Registered Public Accounting Firm	F-48 - F-49

ITEM 19.	EXHIBITS

1.2	Articles of Association, as amended September 20, 2016 (1)
4.4
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (2)

4.5	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.6	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.7	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.8	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014 (4)
4.9	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.10	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.11	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.12	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.13	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8)
8.1	List of Significant Subsidiaries (9)
10.1	Consent of Independent Registered Public Accounting Firm (9)
10.2	Consent of Independent Registered Public Accounting Firm (9)
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (ii) Consolidated Statements of Comprehensive Income (Loss) at December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections. (9)

(1) Previously filed as exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.
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
(9) Filed with the original filing of the Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By:	/s/ Ira Palti
Name:	Ira Palti
Title:	President and Chief Executive Officer

Date: April 2, 2019

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2019 expressed an unqualified opinion thereon.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of operations, statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes of the Company and our report dated March 31, 2019 expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Ceragon America Latina Ltda.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Ceragon America Latina Ltda. and it subsidiary (the “Company”) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2019 expressed an unqualified opinion thereon.

The financial statements of the Company as of December 31, 2017 were audited by other auditors who did not issue a separate opinion on those financial statements.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mazars Auditores Independentes S.S.

We have served as the Company’s auditor since 2018.

São Paulo, SP
March 31, 2019

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Ceragon America Latina Ltda.

Opinion on the internal control over financial reporting

We have audited Ceragon America Latina Ltda.’s and its subsidiary (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet as of December 31, 2018 and the related statements of income, comprehensive income, stockholders’ equity, and cash flows of the Company for the year then ended, and our report dated March 31, 2019, expressed an unqualified opinion thereon.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Mazars Auditores Independentes S.S.

São Paulo, SP
March 31, 2019