Form 20-F
period 2019-12-31
CERAGON NETWORKS LTD
filed 2020-03-31
CIK 1119769

As filed with the Securities and Exchange Commission on March 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 0-30862

CERAGON NETWORKS LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel
(Jurisdiction of Incorporation or Organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Offices)

Zvi Maayan (+972) 3-543-1643 (tel.), (+972) 3-543-1600 (fax), 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares, Par Value NIS 0.01	CRNT	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 80,662,805 Ordinary Shares, NIS 0.01 par value.

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

Yes ☑          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

iii

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

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements can be identified by the use of terminology such as “may,” “will,” “assume,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “potential,” “possible,” “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  These forward-looking statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information.  They involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Ceragon to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information -D. Risk Factors,” the information about us set forth under Item 4. “INFORMATION ON THE COMPANY” and information related to our financial condition under Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in this annual report generally. Any forward-looking statements represent Ceragon’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2015 to 2019. The selected consolidated statement of operations data for the years 2017, 2018 and 2019, and the selected consolidated balance sheet data at December 31, 2018 and 2019, have been derived from our audited consolidated financial statements set forth in Item 18. “FINANCIAL STATEMENTS”. The selected consolidated statement of operations data for the years 2015 and 2016 and the selected consolidated balance sheet data at December 31, 2015, 2016 and 2017, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). You should read the consolidated financial data with the section of this annual report entitled Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2015	2016	2017	2018	2019
	(In thousands of dollars, except share and per share data)

Revenues	349,435	293,641	332,033	343,874	285,583
Cost of revenues	246,487	194,479	224,698	227,705	188,741
Gross profit	102,948	99,162	107,335	116,169	96,842

Operating expenses:
Research and development, net	22,930	21,695	25,703	28,180	26,793
Selling and marketing	40,816	39,515	41,656	42,961	39,469
General and administrative	16,386	18,459	16,830	18,884	23,278
Restructuring costs	1,225	-	-	-	-
Total operating expenses	81,357	79,669	84,189	90,025	89,540

Operating income	21,591	19,493	23,146	26,144	7,302
Financial expenses and others, net	(14,738)	(6,303)	(5,889)	(6,349)	(6,521)
Income before taxes	6,853	13,190	17,257	19,795	781
Tax benefit (taxes) on income	(5,842)	(1,761)	(1,697)	3,251	(2,476)
Equity loss in affiliates	-	-	-	-	649
Net income (loss)	1,011	11,429	15,560	23,046	(2,344)

Basic net earnings (loss) per share	$0.01	$0.15	$0.20	$0.29	$(0.03)
Diluted net earnings (loss) per share	$0.01	$0.15	$0.19	$0.28	$(0.03)

Weighted average number of shares used in computing basic earnings (loss) per share	77,239,409	77,702,788	77,916,912	78,579,013	80,296,581
Weighted average number of shares used in computing diluted earnings (loss) per share	77,296,681	78,613,528	79,942,353	81,021,527	80,296,581

	Year ended December 31,
	2015	2016	2017	2018	2019
	(In thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents, bank deposits	36,318	36,338	26,873	36,600	23,956
Working capital	81,957	95,950	105,362	114,990	111,267
Total assets	267,249	244,225	253,593	283,000	289,889
Total long term liabilities	19,915	17,555	14,245	13,231	25,100
Shareholders’ equity	102,821	116,164	133,898	159,568	160,421

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

Risks Relating to Our Business

Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)

The Coronavirus outbreak which began on December 2019, has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to adverse effect on employees’ health, a slowdown and often a stoppage of manufacturing, commerce, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Given the uncertainty around the extent and timing of the future spread or mitigation of the Coronavirus and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. Infections may become more widespread and the limitation on our ability to work, travel, collect payments and timely sell, distribute and install our products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on our business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for our products and have a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and our share price. These effects could be material and long term in duration.

While the full impact of the Coronavirus outbreak is unknown at this time, we are closely monitoring the developments and continually assessing the potential impact on our business. Below are some of the risks and challenges that we may face as a result of a prolonged disruption of work due to the Coronavirus pandemic, which could have an adverse effect on our results of operations and financial condition:

•
Economic downturn and slowdown of the macro-economic development and significant decline of business that can harm the strength of the worldwide telecommunications industry in general and the wireless fabrication and services industry in particular. Such downturn or slowdown could affect demand for our products and services and decrease our sales of products and related services to such industry;

•	Material reduction in new orders and in procurement of our products, issuance of work stoppage orders or delay in the award of new orders on part of our customers;

•
Significant decline of our business, that can harm our ability to conduct or to further develop our business, including, cancellation, suspension or reduction in new equipment purchase, postponement or cancellation of rollout of wireless networks, postponement in the transition to 5G technologies or new products and technologies, inability or imposition of restrictions limiting or preventing our ability to deliver and perform under our contracts or to bill and collect amounts due from our customers, or the materialization of other circumstances that may result from the above market conditions, adversely affecting our financial performance, cashflow, available cash and working capital balance, financing options, revenue and financial results;

•
Coronavirus infection could harm the health of one or more of our employees, including key employees, which could in turn require us to reduce the workforce or completely shut down all, or almost all, work in our facility in order to prevent further infections and spread of the Coronavirus. Key employees may lose their ability to manage and run our operations, share their knowhow and further pursue the development of our products and business;

•
Issuance of quarantine orders by governmental authorities, prohibiting some or all of our employees to exit their home other than for specific purposes, which could in turn require us to reduce the workforce or completely shut down all, or almost all, work in our facility, and could have an adverse effect on our operations, including our R&D efforts, marketing and sales activities;

•
Disruption, reduction or interruption in supply, including potential disruptions in our global supply chain, disruption to our suppliers, manufacturers or customers and their other vendors, lack or delay in the supply of raw materials and goods, or in the performance of work or services by our contractors and subcontractors;

•	Slowdown in production and manufacturing, and a significant increase in the price of one or more components or materials;

•
Disruptions or restrictions on our operations and those of our suppliers, contractors and customers, including on our or their ability to travel, distribute, install or maintain our products or provide services relating thereto, due to, among other things, restrictions on mobility, quarantine or lock-down orders or similar event in territories in which we or our customers are operating, as well as temporary closures of our facilities or the facilities of our suppliers, manufacturers or customers, and prohibitions on the export, import or release from customs of product and components;

•
Disruptions or restrictions on our marketing and sales operations, ability to submit bids and purchase orders, participate in RFPs and contract negotiations and site-visits and surveys, difficulties in engaging subcontractors or hire new employees, inability to provide outdoor/field services or reach our facilities to provide certain after sale support, maintenance and repair services;

•	Lower work efficiency and productivity, service quality, and financial performance generally;

•
Imposition of fines, penalties, damages and contract terminations (including the exercise of certain force majeure clauses), and damage to our reputation and relationships with our customers, as a result of delays in production, shipment and deliveries due to any of the above constraints;

•	Financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations;

•
Difficulties in collection of amounts due from customers and in satisfying revenue recognition procedures or collection/payment procedures, including inability to surrender or receive payment documents such acceptance certificates, invoices, receipts, guaranties, bills of lading, airway bills or documentary payment certificates, and in particular, to surrender hard copy originals were required;

•
Difficulties in obtaining credit lines, financing or financial services, including issuance of bid bonds, advance payment bonds, performance and warranty bonds, insurance policies and credit risk hedging facilities, creation of credit crunch and lack of financing or fund raising activities, which might adversely affect our liquidity, credit rating, satisfaction of our financial covenants or other obligations to our lenders or creditors, or limit or hinder our ability to obtain new orders or be awarded new contracts or do business generally;

•	Inability to dismiss or suspend the employment of employees due to ad-hoc local protective legislation while blocking the Company’s ability to effectively pursue cost-saving measures;

•	Inability to remotely access our IT systems or work from home during full or partial lockout, and exposure to endpoint and communication channels and gateways cyber-attacks;

•
Macro-Economic downturn and slowdown of development and significant decline of business that can harm our customers’ ability to develop their business and pursue network development towards 5G, and consequently, our ability to grow our business or gain 5G design wins, including, postponement of rollout of wireless networks, postponement in the transition to 5G technologies and in the introduction of new products and capabilities, and suspension or reduction in the investment in new technologies and new equipment purchases;

•
Disengagement on part of our business or other partners, walk away from or breach of agreements on part of partners, contractors, subcontractors suppliers or customers, entering into disagreements, disputes and litigation; all, as a result from the materialization of any of the risks detailed in this risk factor with respect to our business or the business of our counterparty, may incur significant expenditure and loss;

•
Disruption of our working routines, delays and errors due to difficulties to enable joint work or work-teams gathering, connectivity, remote access and lack of equipment issues, difficulties in and inefficiencies of our effective control over our business and operations, delays in projects’ timelines and annual business plan implementation, delay in managerial and financial reporting and SEC filings, inability to perform audits and apply effective financial controls, or failure under other regulatory requirements to which we are subject; and

•	Adverse effect on our business as a result from the materialization of these or similar risks with respect to our significant customers.

Further realization of any of these or other risks could adversely affect various aspects of our results of operations, including our cash flow and financial condition. In addition, the difficulty to project future revenues at those circumstances, could have an adverse effect on our ability to timely report future revenues, profitability and cash flow.

A significant portion of our business concentrates in certain countries and particularly in India, where two customers represent a significant portion of our revenues. Such concentration has, and may continue to, negatively affect our business, financial condition and results of operations, as the amount of business coming from the customers in these regions and more specifically from these two customers in India, has significantly decreased in recent periods.

In 2019, approximately 17.0% of our total revenues were attributed to two customers in India. In 2017 and 2018, approximately 37.9% and 37.0%, respectively, of our total revenues were attributed to these two customers. Since government actions relating to the rollout of cellular networks also has an effect on the demand for our products from customers in India and since our sales are mostly generated from case-by-case purchase orders rather than long-term contracts, these large customers are not obligated to purchase from us a fixed amount of products or services over any period of time, and may terminate or reduce their purchases from us at any time without prior notice or penalty. We therefore have difficulty projecting future revenues from these customers. The loss of these customers or any material reduction in orders from them as we have experienced in recent periods, in the absence of gaining new significant customers replacing any lost business has, and in the future could, adversely affect various aspects of our results of operations, including our cash flow and financial condition. In addition, the difficulty to project future revenues from these customers, would have, and has had in the past, an adverse effect on our ability to report future revenues, profitability and cash flow.

Furthermore, since a significant portion of our business is derived from specific countries, our business could be negatively impacted in the event that certain events occur in these countries, such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, changes in governmental controls and regulations (including those specifically related to the communication industry), changes in tariffs and taxes, trade restrictions, downturn in economic or financial conditions, an outbreak of a contagious disease, such as the Coronavirus currently spreading around the globe, which may cause us, third party vendors and manufacturers or customers to temporarily suspend our or their respective operations in the affected city or country, or an outbreak of other natural calamities (such as floods, epidemics and fires). Also, an outbreak of hostilities, political or economic instability, as well as any other extraordinary events having an adverse effect on the economy or business environment in these countries, may harm the operations of our customers in these countries, and result in a significant decline of business coming from those countries. We have experienced the impact of some of these risks in India as well as in Africa and in Latin America, and further realization of any of these or other risks could result in a material reduction in orders and could adversely affect our results of operations, including cash flow, and our financial condition. Although some of those risks derive inherently from the concentration of our business, certain risks may be attributed also to the geographical territories in which we operate as detailed under the risk “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

We sell a single type of product and have been focusing on the “best-of-breed” segment of the wireless backhaul (hauling) market, which we believe has the most profit potential. Selling a single type of product and focusing on one segment of the market, may result in sensitivity to the changes in demand for this segment. If this segment of the market should experience decline in demand it would likely negatively affect our business, financial condition and results of operations.

We mainly attribute our leadership position in our target market to the continued implementation of our business strategy, a key element of which is the focus on the “best-of-breed” segment of the wireless backhaul market. Focusing on this one market segment led in 2019 to a decline in sales, as opposed to a growth in sales in 2017 and 2018. Investment cycles of this segment depend on technology cycles of mobile networks services (e.g., 4G to 5G technologies). Hence, if this segment of the market enters into a negative cycle, or our market share in it shrinks, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such case, we may need to take cost reduction measures, which may adversely impact our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we develop and sell one product line, characterized as point-to-point wireless connectivity - often referred to as “backhaul”, “fronthaul” or simply wireless “hauling” - into this “best-of-breed” market. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless hauling products in comparison to companies that also sell multiple and diversified product lines and solutions to customers. If technologies or market conditions change, resulting in a decreased demand for our specific technology, it could have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

We face intense competition from other wireless hauling equipment providers. If we fail to compete effectively, our business, financial condition and result of operations would be materially adversely affected.

The market for wireless hauling equipment is rapidly evolving, highly competitive and subject to rapid changes.

Our main competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless hauling solution within their portfolio. These generalists may also compete with us on “best-of-breed” projects, in which operators invest resources and efforts to select the best wireless hauling solution. In addition to these primary competitors, a number of smaller wireless hauling specialists, including Aviat Networks Inc., SIAE Microelectronica S.p.A. and Intracom Telecom, offer, or are developing, competing products.

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

To our knowledge, many of these generalists also have well-established relationships with our current and potential customers and may have extensive knowledge of our target markets, which may give them additional competitive advantages. In addition, to our knowledge, these generalists focus more on selling services and bundling the entire network as a full-package offering, and therefore some of our customers, which seek “best-of-breed” solutions like ours, may prefer to purchase “bundled” solutions from the generalists. Moreover, as these generalists are usually financially stronger than us, they may be able to offer customers more attractive pricing and payment terms, which may increase the appeal of their products in comparison to ours.

Furthermore, the market for wireless hauling equipment is expected to go through significant consolidation. Current and potential competitors may make strategic moves such as mergers, acquisitions or establishing cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face continuing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected. For more information on the “best-of-breed” market, please refer to Item 4. INFORMATION ON THE COMPANY; B. Business Overview – “Wireless Hauling; Short-haul, Long-haul and Small Cells Hauling.”

It is difficult to predict the impact of the transition to 5G technologies on our revenues as it depends, among other things, on the timelines of such transition.

The wireless market in general is expecting a transition from 4G to 5G technologies that has led to an overall slowdown in procurement and capital investments by our customers, which, among other things, contributed to a decline in our 2019 results. We have expected that 5G-related design wins will likely produce orders in the first half of 2020, with the related ramp in revenue which was estimated to begin during the second half, however, the Coronavirus (COVID-19) outbreak would most likely postpone the transitioning into 5G technologies in addition to the fact that even before such outbreak, the scope and timelines of the 5G rollout were uncertain and may be further delayed for reasons beyond our control. See also the risk of “Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)”.

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

It is difficult to predict our revenue at each of the fiscal measurement periods as it is exposed to significant fluctuations as a result of an aggregation of various parameters derived from numerous different transactions

Our quarterly results are difficult to predict and may vary significantly from our expectations and guidance for any specific period as, among other things, our regional and aggregate revenues are derived from numerous transactions that may differ at their transaction terms (as set forth in the preceding risk factor) and in other factors that may drive different revenue recognition timeframe. The aggregation of several revenue recognition requirements per each such transaction, results with difficulty and complexity in establishing a firm prediction as to the end-of-term results, and consequently, our actual revenue rates may significantly exceed or be less than our expectations.

We experience high volatility in the supply needs of our customers, which from time to time lead to delivery issues due to lead time and availability of components and manufacturing power. If we fail to effectively cope with such volatility and short-noticed supply demands of our customers, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations for a certain quarter.

The delivery requirements of our customers are unevenly spread throughout the year. We may receive very large orders that were not forecasted, or that were expected with a different timing requirement. In addition, we offer our products to our customers in a wide variety of products variations and configurations, and our inability to forecast the quantities or mix of the delivery demands for our products may result in underestimating our material purchasing needs, as well as production capacity requirements.  If we fail to effectively manage our deliveries to the customers in a timely manner, or otherwise fulfill our contractual obligations to them - for example if we are unable to synchronize our supply chain and production process in cases of rapidly increasing production needs - the cost of our material purchasing, manufacturing and logistics may increase and we may also be obligated to pay penalties to our customers for delays, all of which would adversely affect our business, financial results and our relationship with our customers.

We may need to raise additional funds in the future and to the extent any such funding will be based on sales under shelf registration statements, our existing shareholders will experience dilution of their shareholdings.

We may require additional cash in excess of the cash flow serving our working capital needs, among other things, if we engage in merger and acquisition transactions or in order to pursue our research and development initiatives and technology development to maintain our technology leadership. These funds may be obtained through bank loans, debt-offering, or by offering shares of the Company for sale. We have filed a shelf registration statement on Form F-3 with the SEC, under which we are able to offer and sell from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities (the “Securities”), which has an aggregate offering price of up to $150 million (the “Shelf Registration Statement”). To date, we have not offered any Securities under the Shelf Registration Statement. We may replace, substitute or extend the validity period of the Shelf Registration Statement shortly after the filling of this report. While there is no assurance that we will indeed substitute or extend the validity period of the Shelf Registration, if we will do so and sell any Securities, including shares underlying securities convertible into, exchangeable for, or exercisable for shares, under the Shelf Registration Statement, any such sale in the future will result in dilution to existing shareholders.

In addition, adverse effect on our business or on the financial markets as a result from the Coronavirus outbreak might hinder our ability to raise additional funds if and when required. See also the risk of “Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)”.

We may encounter technical difficulties as we introduce new products or new versions of existing products into the market, which could impair our ability to fulfill our commitments to our customers in a timely manner and negatively impact our business and results of operations.

In our competitive market, we launch new versions of existing products and new products from time to time. Sometimes it may take us more time to introduce new products or new versions of existing products into the market. It may be either due to technical difficulties or the speed of new market ramp up. In addition, new products and new versions of existing products are more prone to technical problems which, may, among other things, adversely affect our ramping up ability and our ability to meet delivery commitments to our customers in a timely manner, and may cause us to incur additional manufacturing, development and repair costs. This may have a material adverse effect on our business and results of operation.

We are engaged in providing installation or rollout projects for our customers, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, delays or failures in acceptance testing procedures and other items beyond our control, all of which could have a material adverse effect on our results of operations or financial condition.

 In an increased number of our projects, we serve as an integrator and prime contractor of end-to-end rollout projects, which include installation and other services for our customers. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. As we engage in more rollout projects, we expect to continue to routinely enter into contracts involving significant amounts to be paid by our customers over time and which often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. In addition, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

Once a purchase order has been executed, the timing and amount of revenue may remain difficult to predict.  The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation or availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. Throughout the Coronavirus outbreak, for example, we are experiencing difficulties in completion and testing of sites or in obtaining acceptance certificates due to disruption of other suppliers’ activities or of our customers’ operations, which impair our ability to recognize revenue.

Also, as we usually engage subcontractors, third party service providers and temporary employees to perform a significant part of the work (such as installation, supervision, on-site testing, commissioning, repair and replacement services), we are dependent on such service providers’ and temporary employees’ timely and quality performance, including with respect to the fulfillment of or default under their back-to-back obligations to those we may have undertaken vis-à-vis our customers, as well as pricing that may fluctuate significantly due to various factors. All these factors may affect our ability to accurately project our costs and profits in providing these services and may result in significant deviations from our projections, which may adversely affect our financial results. In addition, we may be subject to other risks that may apply to our subcontractors or associated with their businesses.

In some of these projects, we may need to provide bank guarantees to ensure successful completion of the rollout services, to secure an advance payment we have received, in case we fail to meet our obligations, or to secure our warranty obligations. In certain cases, we may even be required to provide such guarantees to ensure obligations towards the customer of other parties we partnered for a specific project. As a result, in these projects we assume greater financial risk. In addition, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

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

We are expanding our service offering to new areas, including full design and implementation of wireless communication networks which poses project management challenges that might result in significant losses and may adversely affect our financial results.

We are expanding our services offering to new areas including full design and implementation of wireless communication networks, which also include technologies of third-party vendors. The complexity of such projects and the reliance on third parties’ performance is increasing the risk of not meeting our performance obligations. Furthermore, as opposed to off-the-shelf supplies, the offering of design and implementation services requires forward-looking project planning which could be affected or impacted from occurrences that our out of our control (such as force majeure events or third parties’ conduct). As a result, the completion of such projects may be delayed, or the outcome may not be to the full satisfaction of the customer, who may in turn, impose penalties or exercise any other remedy available to customers in the service contract. In addition, the cost of such projects may be higher than planned.  This may result in significant losses and may adversely affect our financial results.

Relying on third-party manufacturers, suppliers and service providers may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in case of a single source supplier.

We outsource our manufacturing and the majority of our logistics operations and purchase ancillary equipment for our products from contract and other independent manufacturers. Although our policy is to maintain a second source for all our products’ components, nonetheless, disruption in deliveries or in operations of these and other third-party suppliers or service providers, for example – as a result of capacity constraints, production disruptions, price increases, force majeure events such as the Coronavirus pandemic outbreak, decreased availability of raw materials or commodities, as well as quality control problems related to components - may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs.

Although we believe that our contract manufacturers and logistics service providers have sufficient economic incentive to perform our manufacturing and logistics services requirements, the resources devoted to these activities are not within our control. We cannot assure you that manufacturing, or logistics problems will not occur in the future due to insufficient resources devoted to our requirements by such manufacturers and logistics service providers, or due to insolvency or other circumstances that could have a material adverse effect on those manufacturers and logistics service providers’ operations.

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

A substantial portion of our operating expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS as well. We anticipate that a portion of our expenses will continue to be denominated in NIS.  Devaluation of the U.S. dollar against the NIS, could have a negative impact on our results of operations.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2019, we incurred losses in the amount of $2.4 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

In some cases, me may face regulatory, tax, accounting or corporate restrictions on money transfer from the country from which consideration should have been paid to us (or to our respective selling subsidiary) or revenues could have accumulated and allocated to us, or could face general restriction on foreign currency transfer outside of such country. Inability to collect and receive amounts that are already due and payable, could have a negative impact on our results of operations.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions including indirect as well as withholding taxes. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and differentiation in the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation of our deferred tax assets.  From time to time, we are subject to income and other tax audits, the timing of which is unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.  While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2019 and 2018, sales in these regions accounted for approximately 70% and 77% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. For example, in the past few years, due to a shortage of foreign currency, the Central Bank of Nigeria put in place a number of currency controls aimed at reducing the flow of foreign currency in Nigeria and out of the country. These restrictions make it hard for our customers in Nigeria to pay for equipment purchases in U.S. dollars. In some cases, payment for imported goods is made in Nigerian Naira, which exposes us to significant currency fluctuations.

Below are the main risks and challenges that we face as a result of operating in emerging markets:

•	unexpected or inconsistent changes in regulatory requirements, including security regulations, licensing and allocation processes;

•	unexpected changes in or imposition of tax, tariffs, customs levies or other barriers and restrictions;

•	fluctuations in foreign currency exchange rates;

•	restrictions on currency and cash repatriation;

•	burden of complying with a variety of foreign laws, including foreign import restrictions which may be applicable to our products;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	collection delays and uncertainties;

•
business interruptions resulting from geopolitical actions, including war and acts of terrorism, or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent Coronavirus outbreak);

•	requirements to do business in local currency; and

•	requirements to manufacture or purchase locally, including the possible transfer of knowhow and intellectual property licenses.

Business practices in emerging markets may expose us to legal and business conduct-related regulatory risks.

Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations, to which we are subject. It is possible that, notwithstanding our strict policies and in violation of our instructions, employees of ours, subcontractors, agents or business partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions. If we fail to comply with or effectively enforce such legal and regulatory requirements, our business and reputation may be harmed.

An industry downturn, reduction in our customers’ profitability due to increased regulation or new mobile services requirements, may cause operators’ investments in networks to slow, be delayed or stop, which could harm our business.

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include: 1) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; 2) densification and optimization of the 4G networks to provide faster speeds; 3) Introduction of 5G services; and 4) 2G and/or 3G networks shutdown, which is expected to take place within the next several years and designed to free spectrum for the delivery of 5G services.

The proliferation of strategic options for service providers, as outlined above, coupled with uncertain development path and clarity as to the future standards and mass-market use cases, may cause service providers to prolong evaluations of services and network strategies, resulting in slower and smaller budget spent in the next several years, which may negatively affect our business. In addition, the intensification of use of “over-the-top services” - which make use of the operators’ network to deliver rich content to users but do not generate revenue to operators - is causing operators to lose a substantial portion of their potential revenues. Also, changes to United States policy against “net neutrality” may negatively affect operators’ revenue streams in the United States, which may cause a decrease in network investments. On October 1, 2019, the U.S. Court of Appeals for the District of Columbia largely upheld the Federal Communications Commission’s rollback of Obama-era net neutrality rules that mandated internet service providers must treat all web traffic equally, but rejected efforts to prevent states from issuing their own rules. Consequently, a series of states have enacted their own net neutrality rules. The potential adoption of the “net neutrality” policy in other countries, may also negatively affect operators’ revenue streams in those countries and result in a decrease in network investments. In addition, changes in regulatory requirements in certain jurisdictions around the world are allowing smaller operators to enter the market, which may also reduce our customers’ pricing to their end-users, further causing them to lose revenues.  This has made operators more careful in their spending on infrastructure upgrades and buildouts.

As a result, operators are looking for more cost-efficient solutions and network architectures, which will allow them to break the linearity of cost, coverage, capacity and costs of service delivery through more efficient use of existing infrastructure and assets. If operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness or ability to invest further in their network systems may decrease, which will reduce their demand for our products and services and may have an adverse effect on our business, operating results and financial condition.

Global competition and current market conditions, including those specifically impacting the telecommunications industry, have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins, profitability and demand for our products and services.

We and other manufacturers of telecommunications equipment are experiencing, and are likely to continue to experience, increased downward price pressure, particularly as we increase our customer base to include more Tier 1 customers (customers who are telecom operators with national or multinational service coverage that can reach every other network without purchasing network resources from other network communication providers) and customers in certain emerging markets and financially distressed countries. As a result, we may experience declining average sales prices for our products. Our future profitability will depend upon our ability to improve manufacturing efficiencies, to reduce costs of materials used in our products, and to continue to “design to cost”, i.e., introduce new lower-cost products and product enhancements. Since customers frequently negotiate supply arrangements far in advance of delivery dates, we may be required to commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. Current or future price reduction commitments and any inability on our part to respond to increased price competition, in particular from Tier 1 customers with higher volumes and stronger negotiating power, could harm our profitability, business, financial condition and results of operations. Alternatively, if we decide not to pursue some of the deals, our revenues might significantly decrease and harm our business and financial results.

As indicated above, in recent years, we had increased our sales in India, a region typically characterized as being price-sensitive, resulting in pressure on our prices. Despite the decline in the revenues generated from India in 2019, we expect that our revenues from sales of products in India will continue to constitute a significant portion of our business in the future, which shall continue to have a significant impact on our revenues. In this respect see also the risk of “A significant portion of our business concentrates in certain geographical regions and particularly in India, where two customers represent a significant portion of our revenues. Such concentration has, and may continue to, negatively affect our business, financial condition and results of operations, as the amount of business coming from the customers in these regions and more specifically from these two customers in India, has significantly decreased in recent periods”.

Challenging global economic conditions or slowdown in investment of our customers in their networks could also have adverse, wide-ranging effects on demand for our products and services, which could result in reduced revenues, gross margins and profitability.

The telecommunications industry has experienced downturns, in which operators substantially reduced their capital spending on new equipment. Continued adverse economic conditions, which currently exist in certain jurisdictions, including certain countries in Latin America, Eastern Europe and Africa, could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position, or experience financial difficulties. In our fourth quarter and full year 2019 general and administrative expenses we have included a one-time provision of $1.3 million related to a long-time customer experiencing financial difficulties, and there is no assurance that other customers will not struggle with liquidity and financial instability issues that might impact collection of due amounts as well as potential procurement.  The recent outbreak of the Coronavirus pandemic might also adversely affect the liquidity and financial condition of such customers.

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

If the current global economic situation continues to deteriorate, or if the uncertainty and variations in the telecommunications industry continues, our business could be negatively impacted. For example, we could experience reduced demand for our products and services, slowed customer buying decisions, pricing pressures, possible withdrawal of global operators from some geographies in which they currently operate and in which we sell and supplier or customer disruptions. Furthermore, insolvency of some of our key distributors, resellers, original equipment manufacturers (OEMs) and systems integrators, could impair our distribution channels. Any of these contingencies could reduce our revenues or our ability to collect our accounts receivable, and have a material adverse effect on our financial condition and results of operations.

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

Our market is also characterized by a growing demand for more sophisticated and rich software-based capabilities within the network IP layer (layer 3 routing/MPLS), some which may require us to utilize and embed additional components, either in hardware or third-party software, in solutions we provide. We therefore cannot assure you that we will continue to be successful in providing these necessary software-based capabilities in a cost-effective manner, which could affect our business performance.

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

Introduction of new product platforms may expose us to risks associated with failure to commercialize those products or bring them to the market, or to risks associated with quality assurance, product liability or reliability

We are continuously seeking to develop new products and enhance our existing products. In 2013 we announced a significant line of products (IP-20 Platform), which we have continued to enhance with newer products andcapabilities every year since.

In 2019, we announced a new solution, which joins our line of point-to-point wireless hauling products, designed to deliver premium wireless hauling capabilities with a routing layer (the IP-50 Platform). Products within this new solution are expected to be released over the next months and quarters, delivering solutions to various use cases. Developing new products and product enhancements requires research and development resources. We may not be successful in enhancing our existing products or developing new products in response to technological advances or in satisfying increasingly sophisticated customer needs in a timely and cost-effective manner, all of which would have a material adverse effect on our ability to grow or maintain our business.

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

In addition, slowdown and delays of our R&D efforts due to the effect of the Coronavirus restrictions and constrains might delay our new products introduction while exposing us to a significant loss. I addition, third parties with whom we have engaged to cooperate or take part in such new developments might walk away from those engagement and withdraw from their investments, while imposing on us significant loss and expenditure. See also the risk of “Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)”.

We may face market disruption as a result from emerging technologies which could invalidate those we develop or on which our products are based, while creating a new market standard, which could impair our ability to maintain our technology leadership and market share and negatively impact our business and results of operations.

The highly dynamic startup arena is creating new, not yet validated technologies, which may cause technological disruption and adoption of new technological, interface and communication protocols and standardization. Our inability to maintain an agile ecosystem infrastructure that could adapt to such changes in timely manner could, among other things, adversely affect our ramping up our ability to attain and maintain technological leadership, and may cause us to incur additional development costs and delays in the introduction of new products to the market. This may have a material adverse effect on our business and results of operation.

Breaches of network or information technology security could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to our competitors. In addition, a failure to protect the privacy of customer or employee confidential data against breaches of network or IT security could result in damage to our reputation.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers.   Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data.  Moreover, due to the Coronavirus pandemic, significant number of our employees have moved to work from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

Cyber- attacks on our customers’ networks involving our products could have an adverse effect on our business.

Maintaining the security of our products which are installed with our customers is a critical issue for us, therefore each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. Cyber- attacks, or other breaches of security on our customers’ networks, may be initiated at any network location or device including initiation through our products. Although we maintain high level of cyber-security aware development processes, we cannot assure that such attacks, or other breaches of security through our products, will fail and therefore may negatively affect our customers’ business. While we maintain insurance coverage for some of these events, the associated potential liabilities could exceed the insurance coverage we maintain. In addition, these events could also result in damage to our reputation which will further negatively impact our business.

Unauthorized use or behavior on part of our customers’ employees or taking insufficient cybersecurity measures by certain customers, could result with data leaks and penetration to our systems that are located or installed in its network. In addition, the shift to software solutions coupled with requirement to move data to cloud-based and open-source environments impose enhanced cybersecurity challenges that can make our products and services more vulnerable to cyber-attacks.

These potential breaches of our security measures could expose our customers to network failures or other related risks, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

Our contract manufacturers obtain some of the components included in our products from a limited group of suppliers and although we strive to maintain a dual source policy, in some cases we rely on single or sole source suppliers. The loss of any of these suppliers or any of these suppliers’ inability to timely supply these components could cause us to experience production and shipment delays as well as additional costs, which may result in a substantial cost increase or loss of revenue.

Our contract manufacturers currently obtain key components from a limited number of suppliers. Our policy is to maintain a second source for all our Products’ components, however, some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier, or on a limited number of suppliers, subjects us to the following risks:

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

•
The component suppliers may refuse or be unable to further supply such component for various reasons, including, among other things, their prioritization, focus, regulations, force majeure events or financial situation.

Specific risks to our supply chain as a result from the Coronavirus outbreak is detailed under the risk of “Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)”.

Merger and acquisition activities expose us to risks and liabilities, which could also result in integration problems and adversely affect our business.

We continue to explore potential merger and acquisition opportunities within our wireless hauling market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore merger and acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and diversify our business. However, we are unable to predict whether or when any prospective deals will be completed.

These strategic transactions involve numerous risks, which can jeopardize or even eliminate the benefits entailed in such transactions, such as:

•
we may fail to reveal that the business, legal and other due diligence materials and documents contain untrue statements of material facts or omit to state a material fact necessary to make the statements therein not misleading, hence fail to achieve the objectives of acquisition and suffer a substantial loss;

•	we may fail to correctly assess the due diligence investigation findings, establish a correct investment thesis or establish a correct post-merger integration plan;

•
the process of integrating an acquired business including, for example, the operations, systems, technologies, products, and personnel of the combined companies, particularly companies with large and widespread operations and/or complex products, may be prolonged due to unforeseen difficulties;

•	the implementation of the transaction may distract and divert management’s attention from the normal daily operations of our business;

•	we may sustain and record significant expenditure and costs associated with outstanding transactions that either did not or will not materialize or would fail to achieve its objectives;

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

•
the transaction may harm our business as currently conducted e.g. there may be a temporary loss of revenues, we may experience loss of current key employees, customers, resellers, vendors and other business partners or companies with whom we engage today or which relate to any acquired company;

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

Failure to manage and successfully complete a strategic transaction could materially harm our business operating results and cash flow. As a result, the anticipated benefits or cost savings of such mergers and acquisitions or other restructuring activities may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations cash flow and financial condition as well as the price of our ordinary shares.

  Equity investment activities expose us to risks, which could also result in losses and adversely affect our financial results.

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

In the past, we have incurred significant losses and a negative cash flow from operations. Throughout the years 2015 to 2018 we were profitable and recognized positive net income and generated cash flow from operating activities, but in 2019 we suffered a reduction in our net income and recognized a net loss of $2.3 million and generated negative cash flow from operating activities of $12.9 million. There is no assurance that we will be able to improve such results, which may require the implementation of additional cost reduction measures. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and may impair our financial condition.

The emergence of new 5G radio access technologies, which make use of high frequency microwave and millimeter-wave spectrum in network architectures different than point-to-point, could potentially be used by existing and new vendors to provide new and different wireless hauling solutions and cause our revenues to decrease.

The 5G industry is making significant efforts to provide ultra-high speed multi-Gbps mobile and fixed access between networks and people through smartphones, tablets, Customer-Premises Equipment and other devices, as well as machines such as meters, street surveillance and body-worn cameras and more. In order to achieve such high access speeds, microwave and millimeter-wave spectrum, which is currently used primarily for wireless hauling, may be used for these use-cases. Regulators are also making changes to the regulatory status of such additional high frequency spectrum for access use, traditionally used for wireless backhaul. Numerous companies have responded by investing in the development of such access technologies to resolve these challenges in an innovative and cost-effective manner supported by the availability of standards-based components and products, some of which could potentially be used for wireless backhaul as well. If such products and solutions are made available, they have the potential of taking a share from our available hauling market. If we are unable to respond in time by developing competing and cost-effective high-speed wireless hauling solutions, we could be negatively affected in market share, revenues and profits.

Consolidation within our customer base could harm our business.

The increasing trend towards mergers in the telecommunications industry, such as the merger announced recently by T-Mobile and Sprint in the United States, has resulted in the consolidation of our current and potential customer base. In situations where an existing customer consolidates with another industry participant, which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Furthermore, during the interim period commencing the announcement until the actual closing or failure to close under such transaction, the parties to the merger or any of them might suspend, delay or cancel new engagements with us or procurement of our products, even if the merger shall not be consumed. Further, consolidation of our customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of the existing or potential customers decreases. Moreover, some of our customers may agree to share networks, resulting in a decreased requirement for network equipment and associated services, and thus a decrease in the overall size of the market. Some network operators share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

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

To counter the disadvantages of point to point wireless technologies, license exempt technologies in the V-band spectrum (60Ghz band), which can operate in the wide bandwidth available at this band, may be used to deliver multi-Gbps capacity backhaul for a limited set of scenarios, such as dense urban, serving short range point-to-multipoint communications, thereby reducing site acquisition barriers, enabling flexible deployment models. Though the applicability of such solutions is limited to a small set of use cases, with shared capacity thus limiting the peak capacity available for urban backhaul, those may take a share of point to point solutions we provide for these same urban scenarios. Furthermore, future 5G implementations may require on-the-move solutions to establish communication channels with moving platforms, creating an additional advantage to point to multi-point solutions.  In addition, 5G-NR Integrated Access and Backhaul (IAB of 5G-NR) technology which operates within the 5G access band, can potentially be used to connect base station/small cell sites to one another. Though the applicability of such solutions is limited to a small set of use cases, with shared capacity thus limiting the peak capacity available for urban backhaul, those as well may take a share of point to point solutions we provide for these same urban scenarios.

To the extent that these competing communications solutions reduce demand for our high-capacity point-to-point wireless transmission products, there may be a material adverse effect on our business and results of operations.

In projects in which we supply installation or rollout services, we may be required to ramp up rapidly in order to meet our customer’s timelines or quickly decrease our volume should the customer suspend, delay or terminate the engagement.

In large projects in the scope of which we supply installation or rollout services, we may be required to ramp up rapidly in order to meet our customer’s requirements. In some cases, we receive orders, which require substantial and rapid acquisition of services by third party service providers or fast hiring of additional employees.

If we are unsuccessful in obtaining rapidly, high quality large-scale third-party services, or hiring adequate employees, we may not be able to meet our obligations to our customers and may be required to pay penalties or even face the cancelation of orders.

Furthermore, if and in the event that our customer or the project will run into difficulties and consequently be slowed down, suspended or terminated, we shall be required to rapidly decreased our volume or otherwise we shall be exposed to significant loss. Such events may occur due to contractual work stoppage order, default, change at customer’s priorities, financial difficulties or a force majeure event, such as the Coronavirus outbreak. In this respect see he risk of “Risks Relating to the Novel Coronavirus (COVID-19) Pandemic (“Coronavirus”)”.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, using the criteria established in “Internal Control - Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019 in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

We are subject to government procurement and anti-bribery rules and regulations and non-compliance with such rules and regulations could have an adverse effect on our business and results of operations, could lead to a decline in our share price and could impair our ability to raise additional funds in the future.

We are required to comply with the U.S. Foreign Corrupt Practices Act (FCPA), with laws and regulations by other countries in which we operate that have implemented the OECD Convention on Combating Bribery of Foreign Officials and with similar anti-corruption laws in other jurisdictions around the world where we do business, and our management is responsible for establishing and maintaining an effective compliance policy and adequate internal controls over the business conduct of our employees, marketing agents and resellers, as appropriate. In the event that our compliance policy is deemed ineffective or inadequate or should our employees or third-parties acting on our behalf act in violation of such laws and regulations in connection with our business, we could be held liable for such actions and be subject to penalties, fines or other sanctions, which could negatively impact our results of operations, cause a decline in our share price, have a material adverse effect on our reputation and impair our ability to raise additional fund to the extent required.

Due to inaccurate forecasts or business changes, we may be exposed to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

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

•
the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially regarding the frequencies in which the final products ordered will operate.

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

Generally, our products must conform to a variety of regulatory requirements and international treaties established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products, which may not be affected as much from such changes. Delays in allocation of new spectrum for use with wireless hauling communications, such as the E, V and W bands in various countries, at prices which are competitive for our customers, may also adversely affect the marketing and sales of our products.

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products. We may not be successful in obtaining regulatory approval for our products from these authorities and as we develop new products either our products or some of the regulations will need to change to take full advantage of the new product capabilities in some geographies. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted, which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless hauling at frequencies used by our competitors’ products, could increase the competition we face. In addition, the 5G rollout could be contingent upon the allocation of the radio frequency spectrum by governmental authorities which could cause a delay in the ramp up of those activities.

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

We are subject to various regulations due to our international wireless hauling operations. If we fail to comply with these regulations, we could face liabilities that could materially impact our business, results of operations and financial condition.

Due to the nature of our global operations, we must comply with certain international and domestic laws, regulations and restrictions, which may expose our business to risks including the following:

•
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

•
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

•
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

•
Part of our products could be characterized as “dual-use” products or include “dual-use” components that are subject to export controls and limitations. Refusal to award us with export licenses or the imposition of export restrictions could adversely affect our ability to market and sale such products.

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

Our credit agreement is expected to end on June 2020. We are currently discussing the renewal of the credit facility. Nonetheless, if and in the event we shall suffer a decline in our business or other adverse effect as a result of the Coronavirus outbreak, or in the event that a credit crunch will evolve due to the Coronavirus pandemic effect on the financial markets or for any other reason, we could experience a distressed cash flow challenges that could harm our business operations and prospects, results of operations, cash flow and financial position.

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

Moreover, in an effort to further grow our business, we may also sell our innovative Systems-on-Chip (SoC), which we use within our products, to some of our larger competitors, as we did with NEC, with full or limited access to our technology capabilities, over which they may design products that more effectively compete with our own.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We have been exposed to infringement allegations in the past, and we may in the future be notified that we or our vendors, allegedly infringed certain patent or other intellectual property rights of others. Any such litigation or claim could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially punitive damages and attorney’s fees should a court find such infringement willful), or to cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products (including those we purchase from third parties). We may be forced to expend significant resources to develop non-infringing technology, obtain licenses for the infringing technology or replace infringing third party equipment. We cannot assure you that we would be successful in developing such non-infringing technology, that any license for the infringing technology would be available to us on commercially reasonable terms, if at all, or that we would be able to find a suitable substitute for infringing third party equipment.

If we fail to attract and retain qualified personnel, our business, operations and product development efforts may be materially adversely affected.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these professional areas while also taking into consideration varying geographical needs and cultures. We compete with other companies for personnel in all of these areas, both in terms of profession and geography, and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require globally is competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer. As the demand for qualified and highly skilled personal is on constant demand, our ability to retain existing “talents” and recruit new ones is becoming more challenging. Consequently, we may have to face with increasing employment costs for existing and new personnel in professions characterized with high demand. Loss of senior level “talents” may cause delays in our development efforts as well as shortage in knowhow and capabilities which cannot always immediately mitigated.

Risks Related to Our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. income taxes if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2019. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2020. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

For more information, please see Item 10. ADDITIONAL INFORMATION – E. Taxation - “U.S. Federal Income Tax Considerations” – “Tax Consequences if We Are a Passive Foreign Investment Company.”

 The price and trading volume of our ordinary shares are subject to volatility. Such volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to successfully raise funds and may expose us to class actions against the Company and its senior executives.

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2019, the price of our ordinary shares has ranged from a high of $5.04 per share to a low of $1.67 per share. On December 31, 2019 and 2018, the closing prices of our ordinary shares were $2.05 per share and $3.78 per share, respectively. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

•	announcements of technological innovations or new commercial products by us or by our competitors;

•	competitors’ positions and other events related to our market;

•	changes in the Company’s estimations regarding forward looking statements and/or announcement of actual results that vary significantly from such estimations;

•	the announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	period to period fluctuations in our results of operations;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	our ability to show and accurately predict revenues;

•	our need to raise additional funds and the success or failure thereof;

•	other announcements, whether by the Company or others, referring to the Company’s financial condition, results of operations and changes in strategy;

•	changes in senior management or the board of directors;

•	the general state of the securities markets (with a particular emphasis on the technology and Israeli sectors thereof);

•	the general state of the credit markets, the volatility of which could have an adverse effect on our investments; and

•	global macroeconomic developments, including in connection with the Coronavirus outbreak.

Many of these factors are out of our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

Moreover, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience volatility in their share prices and/or difficulties in raising additional funds required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from our business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action is based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs (see below in Item 8. “FINANCIAL INFORMATION”). Although the Company believes it has a strong defense against these allegations and that the District Court should deny the motion to approve the class action, there is no assurance that the Company’s position will be accepted by the District Court. Furthermore, there is a risk that this litigation will divert the time and energy of the Company’s executives and lead to damages and expenditures that may not be covered by insurance. This may adversely affect the Company’s financial condition and results of operations.

Due to the size of their shareholdings, Zohar and Yehuda Zisapel have influence over matters requiring shareholder approval.

As of March 24, 2020, Zohar Zisapel, our Chairman of the Board of Directors, beneficially owned, directly or indirectly, 13.04% of our outstanding ordinary shares, and Yehuda and Nava Zisapel beneficially owned, directly or indirectly, 4.43% of our outstanding ordinary shares. Such percentages include options which are exercisable within 60 days of March 24, 2020. Yehuda and Zohar Zisapel, who are brothers, do not have a voting agreement. Regardless, these shareholders may influence the outcome of various actions that require shareholder approval. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Ceragon as well as for tag along rights with respect to off-market sales of Ceragon’s shares.

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

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan, it has no peace arrangements with any other neighboring or other Arab countries.

Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years.

Israel is engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel, last in November 2019.

Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

In addition, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), maintains a military presence in Syria, and is viewed as a strategic threat to Israel in light of its nuclear program. The recent assassination of Iran’s senior general Qassim Soleimani by the U.S. military, followed by Iranian retaliatory attack against U.S. military bases in Iraq, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which is positioned alongside Israel’s northern border.

All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, the continued conflict with the Palestinians is disrupting some of Israel’s trading activities. Certain Muslim countries, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations. and adversely affect the Company’s share price.

Our business may also be affected by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodical obligation to perform reserve military service, until they reach the age of 45 (or older, for reservists with certain occupations). During times of a military conflict, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

Furthermore, our Company’s insurance does not cover loss arising out of events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse effect on our business in the future.

We received grants from the IIA that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel.

In prior years we have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a significant portion of our research and development expenditures in Israel. Even following full repayment of any IIA grants, and unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder (the “R&D Law”) with respect to technologies that were developed using such grants (the “Financed Know-How”), including an obligation to repay such grants from consideration received from sales of products which are based on the Financed Know-How, if and when such sales occur.

In addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior approval may be subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

For more information regarding the restrictions imposed by the R&D Law and regarding grants received by us from the IIA, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority.

The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program, require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future. Further, if such tax benefits are reduced or eliminated in the future, we may be required to pay increased taxes.

The Company has certain capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), and a program under beneficiary enterprise status pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Beneficiary Program”). When we begin to generate taxable income from these approved or beneficiary enterprise programs, the portion of our income derived from these programs will be tax exempt for a period of two years. The benefits available to an approved or beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities with respect to beneficiary enterprise programs. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise or beneficiary enterprise, and on the amount of any taxable income that we may earn in the future.

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

Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions under the Exchange Act applicable to U.S. public companies, including:

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

In addition, we are permitted to follow certain home country corporate governance practices and laws in lieu of certain Nasdaq Rules applicable to U.S. domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices rather than the Nasdaq Rules that would otherwise apply to a U.S. domestic issuer, may provide less protection to investors. For the list of the specific exemptions that we have chosen to adopt, please see “Item 16G. CORPORATE GOVERNANCE.”

We may lose our status as a foreign private issuer, which would increase our compliance costs and could negatively impact our operations results.

We may lose our foreign private issuer status if (a) a majority of our outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b) one or more of (i) a majority of our executive officers or directors are United States citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. In such case, we would be required to, among other things, file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more extensive than the forms available to a foreign private issuer, follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis, modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers and we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above. All of the above would cause us to incur substantial additional internal and external costs, including for outside legal and accounting support.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association as in effect from time to time (the “Articles of Association”), and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of interested party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company, or has another power with respect to a company, has a duty to act in fairness towards such company. Israeli law does not define the substance of this duty of fairness and there is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or significant portion of our shares or assets.

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders, if the country of residence of such shareholder does not have a tax treaty with Israel (thus not granting relief from payment of Israeli taxes). With respect to mergers, Israeli tax law provides tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction, during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B. - Mergers and Acquisitions under Israeli Law.”

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, to which we are subject due to our receipt of grants from the IIA, a change in control in the Company (such as a merger or similar transaction) may be subject to certain regulatory approvals in certain circumstances. For more information regarding such required approvals please see Item 4. “INFORMATION ON THE COMPANY - B. Business Overview - The Israel Innovation Authority”.

In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

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

B. Business Overview

We are the leading wireless hauling specialist company in terms of unit shipments and global distribution of our business, providing innovative high capacity wireless connectivity solutions to global markets across various industries, mainly wireless (mobile) networks service providers.

Wireless hauling is a means for connecting mobile network sites (e.g. cellular base stations in various architectures) to the rest of the network. It carries information to and from the cellular base stations. It is used when high-speed wireline connectivity to telecom sites (typically fiber optics) is not available or rapid development is required. According to market research, about 45% of global telecom sites are connected to the rest of the network via wireless hauling.

The term ‘wireless hauling’ refers to various types of network connectivity signaling and network protocols which vary in speeds and include 1) backhaul - used in 4G, 5G and earlier generations of mobile networks to send data packets between the network and the base-stations and between the base-stations to other network elements, and 2) fronthaul - used in 4G and 5G networks to send radio signal values between building blocks of the base station, which can be separated from another across geographic site locations to achieve network efficiencies in some network scenarios.

Wireless hauling offers network operators a cost-efficient alternative to wire-line connectivity between network nodes at different sites, mainly fiber optics. Support for high broadband speeds and very large numbers of devices, means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless hauling links can also be set up much faster and at a fraction of the cost of wire-line solutions. On the operator’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

 We provide wireless hauling solutions and services that enable cellular operators and other service providers to build new networks and evolve networks towards 4G and 5G services. The services provided over these networks are: voice, mobile and fixed broadband, Industrial/Machine-to-Machine (M2M), Internet of Things (IoT) connectivity, public safety and other mission critical services. We also provide our solutions for wireless backhaul to other vertical markets such as Internet service providers, public safety, utilities, oil and gas offshore drilling platforms, as well as maritime communications. Our wireless hauling solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network. We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI), Telecom Infra Project (TIP) and others.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, wireless hauling network audit and optimization, and training. Our services include powerful project management tools that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a fast time-to-revenue. Our experienced teams can deploy hundreds of wireless hauling links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

Designed for any network scenario, including risk-free flexible migration from current and legacy network technologies and architectures to evolving standards and network hauling scenarios, our solutions provide ultra-high speed connectivity at any distance, be it a few kilometers or tens of kilometers, and even longer, over any available spectrum (or combinations of available spectrum bands) and in any site and network architecture. Our solutions support all wireless access technologies, including 5G-NR NSA, 5G-NR SALTE, HSPA, EV-DO, CDMA, W-CDMA, WIFI and GSM as well as Tetra, P.25 and LMR for critical communications. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from a monolithic base-station architecture to an open RAN architecture, utilizing vertical and horizontal disaggregation, allowing them extra flexibility, scalability and efficiency, thereby meeting the increasing demand of a growing number of connections of any type be those consumers and enterprises with growing needs for mobile and other multimedia services, and a growing number of machines or IoT devices such as street surveillance devices or meters.

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

As of December 31, 2019, we have a $125 million credit agreement with four financial institutions, which was last extended until June 30, 2020. The credit facility provides for a credit line of short-term loans of up to $40 million and bank guarantees in the sum of up to $85 million.  See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. Liquidity and Capital Resources,” for a more detailed discussion.

Wireless Hauling; Short-haul, Long-haul and Small Cells Hauling

Today’s cellular networks are predominantly based on 4G technologies. These networks constantly undergo expansion of coverage, densification with additional sites to cater to higher demands for speeds and to make more services available per given area. According to recent publications and as of the fourth quarter 2019, 33 operators across 18 countries, representing 8% of the global mobile connections base (excluding cellular Internet of Things, or “IoT”), have launched commercial 5G mobile services, and 77 operators have announced plans to launch 5G services in the coming months.  These investments in 5G radio network infrastructure, and consequently, associated wireless hauling, are expected to gradually increase during the next several years. In order to allocate spectrum resources for 4G and 5G, some operators are shutting down their 2G and/or 3G network (a “network sunset”) in order to re-allocate radio access network frequency bands to 4.5 and 5G services. These market dynamics of network expansion and densification, have resulted in higher demand for wireless hauling capacity, at increased density, accommodating sophisticated services over the network at far higher volume than available up to recent years. Such services include the many 5G use cases, which among others include enhanced mobile broadband, mission critical services, IoT & Industrial IoT (Industry 4.0, or “IIoT”), Gigabit broadband to homes, multi Gigabits services to enterprises and more.

The wireless hauling market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless hauling solution that will meet their wireless hauling needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as “best-of-breed”. The other market segment is characterized by operators that do not select the wireless hauling solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless hauling equipment. Operators in this segment of the market often view the wireless hauling solution as a “commodity,” which should deliver network connectivity, without optimization of network and other resources, and a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as bundled-deals.

Ceragon serves the “best-of-breed” segment of the market and specializes in a range of solutions, which we believe provide high value for our customers including:

•
Short-haul solutions, which typically provide a wireless link capacity of up to 2 Gbps per link for backhaul, and/or a link capacity of up to 20Gbps for fronthaul. These solutions are available for distances of several hundred feet to 10 miles. Short-haul links are deployed in access applications (macro cells and small cells and distributed cells) wirelessly connecting the individual base-stations or base-station element (i.e. a “central unit”, a “distributed unit” or a “radio unit”) towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as state and local government, public safety, education and off-shore communication for oil and gas platforms.

•
Long-haul solutions, which typically provide a capacity of up to 20 Gbps, are used in the “highways” of the telecommunication backbone network. These links are used to carry services at distances of 10 to 50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles. Long-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, public safety, utilities and offshore communication for oil and gas platforms.

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission for evolving cellular networks, providing 155 Mbps at 38 GHz in 1996 and numerous microwave and millimeter-wave technology innovations thereafter. Since 2008, Ceragon has invested in pioneering the multicore™ technology focusing on addressing the multiple wireless hauling challenges of 4G and 5G services. This technology is at the core of Ceragon’s in-house developed chipsets for wireless hauling, which are used to design vertically integrated solutions. With the first products based on multicore™ technology introduced  to the market in 2013, Ceragon has enabled dual-core radios and far advanced capabilities, such as Line-of-Sight Multiple Input Multiple Output (LoS MIMO which allows efficient use of spectrum where congestion of frequencies exist, Advanced Frequency Reuse (AFR) which allows massive network densification and Advanced Space Diversity, which eliminates the use of multiple antennas in various network scenarios, thereby accelerating network deployment and reducing total cost of ownership.

In 2019, Ceragon introduced the market-first “disaggregated wireless hauling” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses.

Ceragon is currently investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset to be incorporated in products expected to be introduced during 2022.

Industry Background

The market demand for wireless hauling is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. The market for wireless backhaul has shifted over the past decades, to a higher capacity and cost-efficient architectures, based on IP/Ethernet technologies in a developing set of network scenarios and architectures. The main catalyst for the wireless hauling evolution has been the adoption of new mobile services across the globe (e.g., 4G and 5G technologies).

Rapid subscriber and connections growth and the proliferation of advanced end devices, driven mainly by video content, have significantly increased the amount of traffic that must be carried over a cellular operator’s hauling infrastructure. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. The proliferation of industrial, security and metering devices through IoT technologies, and implementation of new 5G network architectures is also expected to increase the total capacity and coverage that is needed to be transported throughout networks and put additional strain on network capacity, requiring even higher capacity wireless backhaul and fronthaul connectivity.

With the growth in adoption of 4G and the recent introduction of 5G, which require even higher network speeds and wireless backhaul capacity, in particular, cellular operators are seeking strategies, using new technologies, which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, which are key for network slicing:

•
Initial 5G networks have already been launched during 2019, primarily in the United States, China, Europe, Australia, Japan and South Korea. When fully deployed, 5G networks are expected to serve 1,000-fold increase in connections compared to 4G networks. Service rates will range up to 1Gbps. The need for supporting 5G service capacities, along with the support of large-scale deployment of IoT devices in networks, will require wireless hauling with higher capacity and scalability to support a variety of 5G use-cases.

•
SDN and NFV technologies are key to the network slicing approach, which was introduced in recent years to 4G networks and is expected to grow in complexity and in adoption over 5G networks, which are expected to support a much larger set of services.

    Network slicing is a network engineering model in which the physical network is providing resources to numerous virtual networks on top, whereas each virtual network delivers a specific set of performance characteristics for a specific service, or set of services, sharing common requirements. For example, a network slice that is tasked with delivering ultra-high bandwidth for mission critical multimedia services (voice and video) to law enforcement agencies, requires a different amount of network resources ensuring prioritized capacity and minimal delay variation, whereas a different network slice support video streaming service for mobile entertainment. SDN and NFV technologies are designed to support network slicing models and its implementation, for high quality subscriber experience, by simplifying service creation and orchestration through simple network traffic engineering rules and tools, as well as enable end-to-end network resources optimization across all network domains, including the wireless hauling domain, for increased operational efficiency. Network resources optimization is expected to be achieved, in part, by the use of SDN technologies with wireless hauling optimization applications, which will exploit network intelligence gathered by SDN controllers within the network.

The wireless hauling domain of the network will require adaptation to these industry trends by enabling far higher capacities, with ultra-low latency for high service quality, simple service creation and optimization to cope with the influx of a thousand-fold increase in the number of services compared with 4G networks, and a high degree of wireless resources optimization (spectrum and other) that will be incorporated within the wireless hauling network infrastructure.

Cellular Operators

In order to address the strain on backhaul and fronthaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul and fronthaul capacity. Supporting data rates of 1 Gbps and above (backhaul) and 10Gbps and above (fronthaul) over a single radio unit, wireless hauling solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul and fronthaul costs.

Some of today’s backhaul networks, primarily in emerging markets, still employ circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer a no cost-efficient scalability model. The surge in mobile data usage, fueled by anticipation and adoption of advanced releases of 4G and 5G services, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless hauling network in various microwave and millimeter-wave spectral bands. As operators intensify 4G services availability and transition to 5G services, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in their hauling network while maintaining support for their primary legacy services. The progression that is expected in 4G and 5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role the wireless backhaul and fronthaul may take in their network in 2-3 years’ time, as reaching the small cells with more fiber is expected to become a significant challenge, both physically and economically.

In order to ensure the success of these network strategies, as well as preparedness to broaden and 5G technologies adoption, operators require solutions that can support their legacy transport technology (TDM) while providing all the advanced IP capabilities and functionalities and the capabilities to address any 4G & 5G network architecture. Our solutions, which support any network architecture for backhaul and fronthaul, and include both all-IP as well as hybrid (IP and TDM service connectivity) products, offer operators a simple and quick network modernization plan capable of evolving with the transition to 5G services.

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

Wireless vs. Fiber Hauling

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In almost all other scenarios, high-capacity wireless connectivity using microwave and millimeter-wave technologies (wireless hauling), is significantly more cost efficient. Wireless hauling is taking a significant role in 4G network densification and is expected to take a significant role in the transition to 5G rollout as a result of ease and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave and millimeter-wave hauling solutions on the other hand are capable of delivering high bandwidth, carrier-grade network services. Our wireless hauling solutions are suitable for all capacities, carrying multi Gbps of the operators’ traffic over a single radio connection (or “link”). Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave and millimeter-wave links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures, as well as enabling the deployment of small cells or distributed cells, as very often fiber is not available or too costly and time consuming to bring to where small cells are required.

 Licensed vs. License-exempt Wireless Backhaul

Licensed wireless hauling: Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, microwave bands (4-42GHz) and millimeter-wave bands (71-86GHz) are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues. A licensed microwave or millimeter-wave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our licensed spectrum products operate across the entire span of the licensed microwave and millimeter-wave spectrum described herein, from 4GHz microwave to 86GHz, delivering multi Gbps per link and are scalable and versatile to meet all radio access networks, small cells, private networks and long-haul radio transmission paths requirements.

License-exempt wireless hauling: Service providers also select license-exempt spectrum in order to provide high speed connectivity to businesses, campuses (often regarded as a wireless backhaul) and serve cellular small cells with wireless backhaul connectivity, without regulatory approval for spectrum.

License exempt spectrum can be categorized into two main categories: 1) 57 – 66GHz millimeter-wave band, known as the v-band spectrum and operating at very wide channel bandwidths, up to 2,000MHz and capable of delivering 10Gbps bi-directional capacity (FDD). The use of v-band spectrum requires the existence of a line of sight between the sites, allows the achievement of high availability connectivity because of the narrow beam characteristics of the radio signal and provides the highest capacity when operating in a point-to-point communication mode. Additional V-band solutions include point-to-multipoint and mesh networks architectures which provide up to 4Gbps aggregate capacity and their primary use if for access services to end-users with limited capacity of backhaul operating within the access service spectrum (in-band backhaul); and 2) sub 6GHz license-exempt spectrum, operating at narrow channel bandwidths of up to 80MHz and delivering up to 500Mbps bi-directional capacity (FDD), typically in point-to-multipoint network architecture. The use of sub 6GHz spectrum allows for non, or near, line of sight connectivity between the sites and facilitates an economic and flexible rollout model, at the expense of achieving modest capacity, as specified above. License exempt V-band and sub 6GHz bands are more vulnerable to interference as a result of the uncoordinated use of the spectrum.

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

Industry Trends and Developments

•
Sudden and wide widespread surge in network traffic in 2020 emerging from COVID-19 pandemic continues to cause global change to the way business and individuals access information for work and leisure. The result of national lock-ins for large parts of the population brings many businesses to exercise company-wide work-from-home with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is a sudden and sharp increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas.  As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers are experiencing today amidst the pandemic will remain and even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high volume communication transactions.

•
5G technologies will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (to eMBB – Enhanced Mobile Broadband) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures will require higher capacity, lower latency networks and in particular higher hauling capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless hauling solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless hauling solutions are SDN-ready, built around a powerful software-defined engine and may be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless hauling network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

•
The emergence of distributed cells presents hauling challenges that differ from those of traditional macro-cells. Distributed cells are used to provide connectivity and capacity in hot spots and underserved spots, as well as increase coordination between adjacent cells, leading to improved service level. They also significantly reduce the cost of cell-site equipment. This new architecture is forecasted to be present in a high percentage of advanced 5G network deployments. Our distributed-cells wireless hauling portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers independent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the hauling portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless hauling. It has become abundantly clear that in these new scenarios, a new breed of wireless hauling solutions with a significant investment is required. Our wireless hauling solutions support network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement is maintained.

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

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high capacity wireless hauling solutions, which incorporate our unique multicore™ technology. Our multicore™ technology is a key element in our differentiation within the wireless hauling market, serving the “best-of-breed” market segment. Our multicore™ technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore™ technology SoCs into sub-systems and complete wireless hauling solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network related expenses. Our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless hauling platform for their long-haul, short-haul and small/distributed cells hauling needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G and 5G, which significantly contribute to our customers’ ability to modernize and expand their services.

Our wireless hauling solutions are offered across the widest range of frequencies - from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer more flexibility in deploying its wireless hauling infrastructure, as it enables the customer to select the spectrum available in the customer’s market, from a wider range of frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

•
Enhance service portfolio, quality of experience and reach. Our multicore™ technology allows our customers to introduce new services (e.g. 5G use cases), to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers and to extend their network and services reach in order to address new markets.

•
Ensure peace of mind. Our solutions utilize the latest in microwave and millimeter-wave technology, incorporated in-house developed System-on-Chips (baseband and RF integrated circuits), and use the latest advances in SMT (Surface-mount technologies) based manufacturing – allowing our customers to benefit from the highest service availability across their Ceragon-based wireless hauling network.

We provide our customers with future solutions already built-in to their Ceragon-installed base. We invest a significant amount of effort in designing and providing solutions, which are not only backward compatible with our earlier product generations, but also allow our customers to reuse the radio units and antennas of their Ceragon links installed base, thereby replacing only the low labor-consuming indoor (sheltered) units - thus benefiting from the latest wireless hauling performance of our latest technology across their Ceragon-installed base. Moreover, our solutions support multiple technologies within the same wireless hauling equipment, providing our customers with high flexibility in network transition from legacy connectivity to 4G and 5G connectivity and architectures, at their desired pace of transition - while achieving long-term operational efficiency, high service quality and availability.

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless hauling solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration and cost structure and control over the timing of introducing certain capabilities, which is not available to vendors relying on off-the-shelf chipsets. This, in turn, yields systems that have superior performance when compared with systems which use off-the-shelf chipsets component available from the other single source, due to our ability to closely integrate and fine-tune the performance of all the radio components. By significantly reducing the number of components in the system and simplifying its design, we have made our solutions easier to manufacture. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus, we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets.

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

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators to profitably evolve mobile networks by using complementary hauling alternatives. In some cases, we have entered into a strategic alliance with a potential competitor that nevertheless, choose our technology for its future products, acknowledging that we propose the “best-of-breed” cutting edge technology.

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

We offer our products in four configurations: All-outdoor, split-mount, all-indoor, and disaggregated hauling.

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

•
Disaggregated wireless hauling solutions offer a single radio suitable for all-outdoor a split-mount scenario, and a networking unit, which provides versatile and scalable hardware options based on merchant routing silicon and will also provide routing capabilities that are radio technologies aware.

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

The IP-50 Platform provides disaggregated wireless hauling using a single type of radio in microwave or millimeter-wave for all configuration and installation scenarios and IP/MPLS and segment routing capabilities over merchant silicon hardware options.

IP-20 All-outdoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20C	6-42GHz, dual-carrier	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20C-HP	4-11GHz, dual-carrier	Longhaul	Carrier Ethernet
IP-20S	6-42GHz	Shorthaul, enterprise	Carrier Ethernet
IP-20E	71-86GHz	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20V	57-66GHz	Shorthaul, small cells, enterprise	Carrier Ethernet

IP-20 Split-mount / all-indoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20N / IP-20A	4-86GHz	Shorthaul, Long-haul	Carrier Ethernet, TDM
IP-20F	4-86GHz	Shorthaul	Carrier Ethernet, TDM
IP-20G	6-42GHz	Shorthaul	Carrier Ethernet, TDM

IP-50 disaggregated solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-50E	71-86GHz	Shorthaul, Fronthaul, Enterprise access	IP/MPLS, CE
IP-50C	6-42GHz, dual-carrier	Shorthaul	IP/MPLS, CE
IP-50FX	6-86GHz	Shorthaul	IP/MPLS, CE
IP-50S	6-42GHz	Shorthaul	IP/MPLS, CE

As wireless hauling capacity needs grow, the wireless hauling network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal foot print with the IP-50C product. Ceragon’s multicore™ technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore™ radio units can be used with IP-20N,IP-20F or IP-50FX products, such as RFU-D and the RFU-D-HP, or IP-50C and IP-50E in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX).

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

Our Services

We are responsible for installing most of the links we ship. We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. We have a global projects and services group that operates alongside our products groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, network auditing and optimization, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “wireless hauling links” every week, and our rollout project track-record includes hundreds of thousands of links already installed and in operation with a variety of Tier 1 operators.

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

Our Customers

We have sold our products, directly and through a variety of channels, to over 460 service providers and more than 1,000 private network customers in more than 130 countries. Our principal customers are wireless service providers that use our products to expand hauling network capacity, reduce hauling costs and support the provision of advanced telecommunications services. In 2019, we continued to maintain our position as the number one wireless hauling specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2019, customers from the Europe region contributed 15% of total yearly revenue. Our sales in Latin America and Africa in 2019 were 25% and 9% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2019 were 19%, 15% and 17%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
Region	2017	2018	2019
North America	12%	12%	15%
Europe	14%	11%	15%
Africa	4%	7%	9%
India	39%	38%	17%
APAC (excluding India)	13%	14%	19%
Latin America	18%	18%	25%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including supporting functions, includes approximately 551 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together accounted for approximately 5% of our revenues in 2019. System integrators, distributors and resellers accounted for approximately 19% of our revenues in 2019. We are focusing our efforts on direct sales, which accounted for approximately 76% of our revenues in 2019. We also plan to develop additional strategic relationships with equipment vendors, system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2019, our research, development and engineering staff consisted of 209 employees. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provide us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both application specific integrated circuits, or ASICs and RFICs, to full system integration. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

To further expand global business footprint, Ceragon has recently entered into an agreement with a leading industry partner. The agreement calls for a development program, wherein the companies will leverage Ceragon’s experience and unique capabilities in microwave and millimeter-wave communications, to develop baseband technologies, which will further accelerate innovation and deliver premium cutting-edge solutions for 5G wireless hauling.

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless hauling equipment suppliers, including Aviat Networks Inc., SIAE Microelectronica S.p.A, and Intracom telecom, offer and develop products that compete with our products.

We also expect consolidation pressure to continue as the wireless equipment market continues to be highly competitive and, as a result, we face strong price pressures. We expect to continue to be a leader in the “best-of-breed” customers segment of the wireless hauling market in terms of market share, technology and innovation, providing significant value to our customers.

Further market dynamics may drive some operators, which seek “best-of-breed” solutions, to seek “bundled” network solutions from the generalists. This trend may put an additional strain on our competitiveness.

We believe we compete favorably based on:

•	The diversification of our technologies and capabilities, which allows flexible vertical integration options, including the development of the core technology – RFIC and modems;

•	our focus and active involvement in shaping next generation standards and technologies, which deliver best customer value;

•	our product performance, reliability and functionality, which assist our customers to achieve the highest value;

•
the range and maturity of our product portfolio, including the ability to provide solutions in every widely available microwave and millimeter-wave licensed and license-exempt frequency, as well as our ability to provide both IP and circuit switch solutions and therefore to facilitate a migration path for circuit-switched to IP-based networks;

•	our cost structure;

•	our focus on high-capacity, point-to-point microwave and millimeter-wave technologies, which allows us to quickly adapt to our customers’ evolving needs;

•	the range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership;

•	our support and technical service, experience and commitment to high quality customer service, and

•	our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions.

The Israel Innovation Authority.

The government of Israel encourages research and development projects in Israel through the IIA (Israel Innovation Authority), formerly known as the Israeli Office of Chief Scientist, pursuant to and subject to the provisions of the R&D Law. We received grants from the IIA for several projects and may receive additional grants in the future.

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

The R&D Law requires that the manufacturing of IIA Products be carried out in Israel, unless the IIA provides its approval to the contrary. Such approval may only be granted under various conditions and entails repayment of increased royalties equal to up to 300% of the total grant amount, plus applicable interest, depending on the extent of the manufacturing that is to be conducted outside of Israel. In any case, IIA Products manufactured abroad carry an increase of 1% in the royalty rate.

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

In December 2006, we entered into an agreement with the IIA to conclude our R&D grants sponsored by the IIA, and by 2008 completed paying all debts remaining therefrom. In 2015 we received approval for new R&D grants from the Government of Israel through the IIA in the amount of approximately $0.6 million. In 2016, 2017 and 2018 we received approval for grants in a total amount for the three years, of approximately $1.4 million (together the “Generic Plan”). In 2019, we received approval for additional grants under the Generic Plan for the years 2019 and 2020, in the frame of which we expect to receive a total amount of approximately $ 1.1million. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan does not apply to us, but may apply, under certain conditions, to a recipient of the technology or know-how developed with the Generic Plan, to the extent such is sold and/or transferred. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

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

D. Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments are located at a leased facility of approximately 67,500 square feet of office space and approximately 9,300 square feet of warehouse space, in Tel Aviv, Israel. The lease of this space will expire on December 31, 2020. We are supposed to relocate our Tel-Aviv facilities to Nitsba Park at Rosh Ha’ain, Israel. Due to travel and partial lockout restrictions imposed by the State of Israel on March 2020 as a result of the Coronavirus pandemic outbreak, which in turn has delayed the completion of the construction works of the Nitsba Park, there is uncertainty regarding the ability to maintain the current transition timetable as originally planned, or when the lease term of the Rosh Ha’ain facilities could actually begin.

We also lease the following space at the following properties:

•
in the United States, we lease approximately 5,300 square feet of premises in Overlook at Great Notch, New Jersey, expiring November 2021 and approximately 8,200 square feet of office and warehouse space in Richardson, Texas, expiring March 2024.

•	in India, we lease approximately 11,700 square feet of office space in New Delhi, expiring in March 2028. In addition, we lease 1,348 square feet of office space in Mumbai, expiring in July 2020.

•       in Romania, we lease approximately 20,000 square feet of office and space in Bucharest, Romania, expiring in November 2023.

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

The following discussion does not address certain items in respect of our fiscal year ended December 31, 2017 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2017 may be found in “Item 5: Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 1, 2019, and as amended on April 2, 2019.

A.	Operating Results

Overview

We are the number one wireless hauling specialist in terms of unit shipments and global distribution of our business. We provide wireless hauling solutions that enable cellular operators and other wireless service providers to serve a broad range of use-cases, including mobile broadband, fixed broadband, Industrial and other IoT services. Our solutions use microwave and millimeter wave technology to transfer large amounts of telecommunication traffic between base stations and small/distributed-cells and the core of the service provider’s network.

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

Industry Trends

Market trends have placed, and will continue to place, pressure on the selling prices for our products. Our objective is to continue to meet the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
Sudden and wide widespread surge in network traffic in 2020 emerging from COVID-19 pandemic continues to cause global change to the way business and individuals access information for work and leisure. The result of national lock-ins for large parts of the population brings many businesses to exercise company-wide work-from-home with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is a sudden and sharp increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas.  As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers are experiencing today amidst the pandemic will remain and even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high volume communication transactions.

•
5G technologies will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (to eMBB – Enhanced Mobile Broadband) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures will require higher capacity, lower latency networks and in particular higher hauling capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless hauling solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless hauling solutions are SDN-ready, built around a powerful software-defined engine and may be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless hauling network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

•
The emergence of distributed cells presents hauling challenges that differ from those of traditional macro-cells. Distributed cells are used to provide connectivity and capacity in hot-spots and underserved spots, as well as increase coordination between adjacent cells, leading to improved service level. They also significantly reduce the cost of cell-site equipment. This new architecture is forecasted to be highly present in advanced 5G network deployments. Our distributed-cells wireless hauling portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers independent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the hauling portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless hauling. It has become abundantly clear that in these new scenarios, a new breed of wireless hauling solutions with a significant investment is required. Our wireless hauling solutions support network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement is maintained.

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

•
Reional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2018 and 2019, 38.2% and 17.4%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

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

As we continue to adjust our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses. Also, these projects are rollout projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue. In addition, as most of our deliveries occur before we are able to collect the consideration for such projects, it poses further financial and customer credit risk, as well as liquidity risks of such customers.

In 2018, revenues increased primarily due to an increase in Africa and to a lesser extent in other regions offset by a decrease in Europe.  In 2019, revenues decreased due to a major decrease in India, while increased all over the world, except for India The increase was mainly in Latin America and APAC.

In addition, the Coronavirus outbreak is expected to adversely affect the industry trend, in a manner which cannot reasonably be assessed yet. The Coronavirus outbreak which began on December 2019, has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect our ability and the ability of other vendors, suppliers, operators and industries in this market to conduct their business effectively, including, but not limited to adverse effect on employees health, a slowdown and often a stoppage of manufacturing, commerce, delivery, work, travel, collect payments and other activities which are essential and critical for maintaining on-going business activities. Given the uncertainty around the extent and timing of the future spread or mitigation of Coronavirus and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact the effect on this market as well as to our and our peers future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to travel, sell, distribute and install products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the market trend detailed above. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could adverse effect that could be material and long term in duration.

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

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

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

Financial expenses and others, net. Our financial expenses and others, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, other fees and commissions paid to banks, as well as actuarial losses.

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

The Company accounts for rebates and stock rotations provided to customers as variable consideration, based on historical analysis of credit memo data, rebate plans and stock rotation arrangements, as a deduction from revenue in the period in which the revenue is recognized.

Inventory valuation. Our inventories are stated at the lower of cost or realizable net value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-offs may be required and would be reflected in cost of revenues in the period the revision is made.

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

Impact of recently issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory.

             The standard became effective for the Company beginning January 1, 2019. The adoption of the standard had material impact of the Company`s consolidated balance sheets due to the recognition of the ROU assets and lease liabilities related to the Company`s operating leases. The standard did not have a material impact on the Company`s results of operations or cash flows. See Note 12 “Leases” for details about the impact from adopting the new lease standard and other required disclosures.

              In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2019 with no material impact on its consolidated financial statements.

               In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The Company does not expect this ASU to have a material impact on its consolidated financial statements and related disclosures.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2018	2019
Revenues	100%	100%
Cost of revenues	66.2	66.1
Gross profit	33.8	33.9
Operating expenses:
Research and development, net	8.2	9.4
Selling and marketing	12.5	13.8
General and administrative	5.5	8.1
Total operating expenses	26.2	31.3
Operating income	7.6	2.5
Financial expenses and others, net	1.8	2.3
Taxes on income (benefit)	(0.9)	0.9
Equity loss in affiliates	-	0.2
Net income (loss)	6.7	(0.8)

Year ended December 31, 2018 compared to year ended December 31, 2019

Revenues. Revenues totaled $285.6 million in 2019 as compared with $343.9 million in 2018, a decrease of $58.3 million, or 17.0%. Revenues in India decreased to $49.7 million in 2019 from $131.2 million in 2018. Revenues in the Africa region increased to $25.6 million in 2019, from $23.7 million in 2018. Revenues in the APAC region increased to $53.9 million in 2019 from $47.3 million in 2018. Revenues in Europe increased to $42.4 million in 2019 from $38.9 million in 2018. Revenues in North America increased to $42.5 million in 2019 from $41.4 million in 2018. Revenues in Latin America increased to $71.4 million in 2019 from $61.3 million in 2018.

Cost of Revenues. Cost of revenues totaled $188.7 million in 2019 as compared with $227.7 million in 2018, a decrease of $39.0 million, or 17.1%, attributed mainly due to:

•	Lower material costs primarily due to lower volume of products revenues; while

•	Partially offset by higher services subcontractors and employees’ costs, primarily resulting from an increased volume of services.

Gross Profit. Gross profit as a percentage of revenues increased to 33.9% in 2019 from 33.8% in 2018. This increase is mainly attributed to the change in Company geographical revenue mix, which reflected proportionally lower revenues in India and Company`s cost reduction activities with respect to materials cost.

Research and Development Expenses, Net. Our net research and development expenses totaled $26.8 million in 2019 as compared with $28.2 million in 2018, a decrease of $1.4 million, or 4.9%. The decrease was primarily due to deferral of $3.8 million expenses associated with a development project we do in collaboration with a business partner, offset by an increase of $0.4 million in salary and related expenses, an increase of $1.6 million due to software and hardware maintenance expenses and an increase of $0.4 million in IIA (Israel Innovation Authority) grants.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 9.4% in 2019 compared to 8.2% in 2018.

Selling and Marketing Expenses. Selling and marketing expenses totaled $39.5 million in 2019 as compared with $43.0 million in 2018, a decrease of $3.5 million, or 8.1%. This decrease was primarily attributed to the decrease of approximately $2.2 million in commission expenses, decrease of $1.2 million in salary and related expenses and a decrease of $0.1 million in other sales and marketing expenses. As a percentage of revenues, selling and marketing expenses were 13.8% in 2019 compared to 12.5% in 2018.

General and Administrative Expenses. General and administrative expenses totaled $23.3 million in 2019 as compared with $18.9 million in 2018, an increase of $4.4 million, or 23.3%. This increase was attributable primarily to an increase of $2.5 million in doubtful debt expenses, an increase of $1.6 million related to strategic initiatives activities, an increase of $0.6 million related to IT projects and an increase of $0.4 million in other general and administrative expenses, offset by a decrease of $0.9 million in salaries and employee related expenses. As a percentage of revenues, general and administrative expenses were 8.2% in 2019 compare to 5.5% in 2018

Financial expenses and others, Net. Financial expenses and others, net totaled $6.5 million in 2019 as compared with $6.3 million in 2018, an increase of $0.2 million, or 3.2%. This increase is primarily attributable to $1.0 million due to collection of an old debt in Venezuela received in 2018 and $0.4 million actuarial loss on pension funds, offset by $0.6 million bank commissions, $0.4 million decrease relates to exchange rate differences and $0.2 million interest expenses. As a percentage of revenues, financial expenses and others, net were 2.3% in 2019 compared to 1.8% in 2018.

Taxes on income (benefit). Tax expenses of $2.5 million in 2019 as compared with tax benefits of $3.3 million in 2018, an increase of $5.8 million. This increase is mainly attributed to lower deferred tax income of $6.3 million in 2019 (primarily due to recognition of deferred tax asset of $7.2 million in 2018), an increase of $0.6 million in taxes from previous years due to tax assets which were expensed in 2019, partially offset by a decrease of $1.0 million in our current taxes mainly due to less withholding tax assets which were expensed in 2019 and a decrease of $0.1 million in exposure reserves.

Net profit (loss). In 2019, the Company had $2.3 million in net loss as compared with net profit of $23.0 million in 2018. As a percentage of revenues, net loss was 0.8% in 2019 compared to net profit of 6.7% in 2018. The decrease was attributable primarily to lower revenue that resulted lower gross profit as well as higher tax expenses.

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

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the NGN (Nigerian Naira), the ARS (Argentine Peso) and the VEB (Venezuelan Bolivar). We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.” QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

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

As of December 31, 2019, the Company has utilized $14.6 million of the $ 40 million credit line available for short term loans. During 2019, the credit lines carry interest rates in the range of Libor+ 2.1% and Libor+2.3%. The Credit Facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.

Repayment under the Credit Facility could be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The Credit Facility agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders’ equity value and financial assets, a certain ratio between our shareholders’ equity (net of intangible assets) and the total value of our assets (net of intangible assets) on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable. As of December 31, 2019 and 2018, the Company met all of its covenants.

In the year ended December 31, 2019 our capital expenditures were $14.9 million, primarily for the development of our IP-20 and new IP-50 product families and its production lines.

As of December 31, 2019, we had approximately $23.9 million in cash and cash equivalents.

In 2019, our $12.9 million in cash used in operating activities was affected by the following principal factors:

•	our net loss of $2.3 million;

•	$24.8 million decrease in trade payables and accrued expenses;

•	$9.5 million increase in inventories; and

•	$0.3 million increase in deferred tax assets, net.

These factors were offset mainly by:

•	$9.7 million of depreciation and amortization expenses;

•	$7.8 million decrease in trade and other receivables, net;

•	$4.2 million increase in deferred revenues paid in advance;

•	$2.1 million share-based compensation expenses; and

•	$0.3 million accrued severance pay and pensions, net.

In 2018, our $22.5 million in cash provided by operating activities was affected by the following principal factors:

•	our net income of $23.0 million;

•	$7.8 million of depreciation and amortization expenses;

•	$4.4 million increase in trade payables and accrued expenses; and

•	$2.0 million share-based compensation expenses.

These factors were offset mainly by:

•	$16.5 million increase in trade and other receivables, net;

•	$6.6 million increase in deferred tax assets, net;

•	$0.6 million decrease in deferred revenues paid in advance; and

•	$1.0 million increase in inventories.

Net cash used in investing activities was approximately $13.9 million for the year ended December 31, 2019, as compared to net cash used in investing activities of approximately $15.3 million for the year ended December 31, 2018. In the year ended December 31, 2019 our purchase of property and equipment amounted to $11.6 million in addition to purchase of intangible assets of $3.3 million, partially offset by proceeds from bank deposit of $1.0 million. In the year ended December 31, 2018, our purchase of property and equipment amounted to $10.3 million in addition to purchase of intangible assets of $3.4 million and an investment in shares of $1.6 million.

Net cash provided by financing activities was approximately $15.2 million for the year ended December 31, 2019, as compared to approximately $2.6 million net cash provided by financing activities for the year ended December 31, 2018. In the year ended December 31, 2019, our net cash provided by financing activities was primarily due to our proceeds of a bank loan of $14.6 million and proceeds from share options exercise of $0.6 million. In the year ended December 31, 2018, our net cash provided by financing activities was primarily due to proceeds from share options exercise of $2.6 million.

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

We believe that current working capital, cash and cash equivalent balances together with the Credit Facility available with the four financial institutions, will be sufficient for our expected requirements through at least the next 12 months.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2019, our research, development and engineering staff consisted of 209 employees. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provide us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both ASICs and RFICs, to full system integration. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

Intellectual Property

For a description of our intellectual property see Item 4. “INFORMATION ON THE COMPANY – B. Business Overview - Intellectual Property.”

D.	Trend Information

For a description of the trend information relevant to us see discussions in Parts A and B of Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

E.	Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.	Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations[1]	11,494	5,723	3,613	1,299	859
Purchase obligations[2]	12,585	12,585	-	-	-
Other long-term commitment[3]	5,246	198	364	304	4,380
Uncertain income tax positions[4]	2,492	-	-	-	2,492

Total	31,817	18,506	3,977	1,603	7,731

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)
Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2019 was approximately $8.1 million, of which approximately $5.7 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.4 million. In addition, the commitment includes a net amount of approximately $2.8 million in pension accruals in other subsidiaries, mainly in Norway.

(4)
Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14g of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

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

The following table lists the name, age and position of each of our directors and executive officers during the year 2019 and as of the date of this annual report:

Name	Age	Position
Zohar Zisapel	71	Chairman of the Board of Directors
Meir Sperling(1)(2)	71	Director
Shlomo Liran(2)	69	Director
Yael Langer	55	Director
Avi Berger (1)(2)	57	Director
Avi Eizenman(2)	63	Director
Ira Palti	62	President and Chief Executive Officer, Director
Ran Vered(4)	41	Chief Financial Officer
Oz Zimerman	56	Executive Vice President, Global Corporate Development
Shai Yaniv	49	Executive Vice President Marketing & 5G Business Development
Erez Schwartz(7)	56	Executive Vice President R&D
Guy Toibin(7)	48	Executive Vice President Chief Information Officer (CIO), IT
Muki Burla(7)	46	Executive Vice President Global Services
Zvi Maayan(8)	53	Executive Vice President, General Counsel & Corporate Secretary
Michal Goldstein(9)	49	Executive Vice President, Global Human Resources
Ram Prakash Tripathi	53	Regional President, India
Amit Ancikovsky	49	Regional President, North America and Latin America
Adrian Hipkiss(7)	54	Regional President, Europe and Oil & Gas
Mario Querner(7)	58	Regional President, Asia-Pacific and Arica
Nurit Kruk-Zilca(5)	46	Executive Vice President, Human Resources
Charles Meyo(6)	56	Regional President, North America
Doron Arazi(3)	56	Deputy Chief Executive Officer
Yuval Reina(3)	53	Chief Operating Officer
Flavio Perrucchetti(3)	52	Regional President, Europe

(1)	External director until September 16, 2019 and thereafter an independent director. See “Opting Out of External Directors” below.
(2)	Independent Director
(3)	Ceased service as of December 31, 2019.
(4)	Commencing April 1, 2019.
(5)	Will cease serving on March 31, 2020.
(6)	Ceased service as of February 29, 2020.
(7)	Commencing January 1, 2020.
(8)	Commencing November 3, 2019.
(9)	Commencing March 1, 2020.

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

Meir Sperling has served as our external director since June 2018. In accordance with our decision to opt out of the requirement to elect external directors, Mr. Sperling is due to end his term of service as our independent director at the earlier of (i) the end of our annual general meeting to be held in 2021, or (ii) June 12, 2021. Mr. Sperling presently serves as the Chairman of the Board of Verint Systems Ltd. (“VSL”) and as a board member of Verint Systems Singapore Pte. (“VSS”). Between 2000 and 2012, Mr. Sperling also served as Corporate Officer and President of the Cyber Security Division of Verint and in parallel, served as Managing Director of VSL. Between 2012 and 2015, he served as a Corporate Officer and Chief Strategy Officer of Verint. Prior to that, from January 1999 to January 2000, Mr. Sperling served as Corporate Vice President of ECI Telecom Ltd. and as the General Manager of the Business Systems Division. Mr. Sperling also served as a Director in several of ECI’s Subsidiaries. Between 1987 and 1999 Mr. Sperling served in various positions at companies of the Tadiran Group, including as Corporate Vice President and General Manager of various divisions at Tadiran. Mr. Sperling also served as a Director in several of Tadiran’s subsidiaries. Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

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

Avraham (Avi) Berger has served as our external director since June 2018, after gaining experience in senior management positions, mostly in the telecommunication industry. In accordance with our decision to opt out of the requirement to elect external directors, Mr. Berger is due to end his term of service as our independent director at the earlier of (i) the end of our annual general meeting to be held in 2021, or (ii) June 12, 2021. From 2015 Mr. Berger is the owner and CEO of AB6C Ltd a private consulting company. From November 2013 until May 2015, Mr. Berger served as the Director General of the Israeli Ministry of Communications. During the years 2012 to 2013, Mr. Berger served as VP Marketing and business developing of Ness-TSG. From 2007 to 2012 Mr. Berger served as the VP Technology & CTO of Partner Communications Ltd., and during 2007 Mr. Berger served as VP Business Development of Tadiran Communications. From 1985 to 2006, he served in the Israel Defense Forces C4I and Cyber Branch, and Signal Corps, in a number of telecommunication and command control development and project management positions, retiring as a full colonel. Mr. Berger holds a B.Sc. in Electrical Engineering from Tel Aviv University, and M.Sc. in Electrical Engineering from UCLA. Mr. Berger is one of our independent directors.

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

Ran Vered has served as our Chief Financial Officer since April 2019. Having over 20 years of experience as a financial executive, Mr. Vered has extensive experience with publicly traded companies, as well as global organizations. Prior to joining Ceragon, Mr. Vered served as VP Finance at Check Point Software Technologies since 2018, and as CFO at Radcom since 2016. His career also included various financial positions at Amdocs, the latest of which was Director of Finance for the EMEA Division. Prior to 2009, Mr. Vered was co-founder and CFO of an investment fund, deputy corporate controller at Nur Macroprinters and served as an auditor for KPMG. Mr. Vered holds an M.B.A. in Finance from Tel Aviv University and a B.A. in Business Administration and Accounting from the College of Management and is certified in Israel as a CPA.

Oz Zimerman has served as our Executive Vice President Global Corporate Development since 2014. He joined the company in March 2013. Oz brings with him over 20 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group (DSPG), where he penetrated world leading consumer electronic customers, acquired new technology which became the main growth engine of the company, and managed relations with top executives decision makers at world leading service providers. Prior to joining DSP Group, Oz was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach that generated sharp sales increase. Prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

Shai Yaniv has served as our Executive Vice President of Marketing since September 2018 and recently assumed additional responsibilities for product management and 5G business development. From 2014 to August 2018 he served as our Vice President of Marketing and from 2009 to 2014 Mr. Yaniv served as our Vice President of Product Management. From 2000 to 2008, Mr. Yaniv served in various senior-level positions in Alvarion Ltd., successfully leading the inception of new solutions and the execution of new business initiatives in broadband wireless access markets worldwide. Mr. Yaniv brings to the Company over 25 years of experience in marketing, product strategy, product management and business development. Mr. Yaniv holds a B.Sc. in Electrical Engineering from the Technion, and an M.Sc. in Multidisciplinary Engineering from Tel-Aviv University.

Erez Schwartz has served as our Executive Vice President of Products since 2019. In this role, Mr. Schwartz leads product development from inception and design using innovative, cutting-edge technologies, all the way to high volume production. Amongst his responsibilities are R&D, engineering and quality assurance. Mr. Schwartz brings over 30 years of experience in leading large-scale, multidisciplinary R&D organizations, business development and communication systems, with a strong focus on innovation, as well as customer needs and value. Prior to joining Ceragon, Mr. Schwartz served as SVP R&D at SatixFy, where he headed design of next generation Satellite systems. Before that, he served as VP of business development at SanDisk, leading new market exploration and ecosystem engagement; Corporate VP and G.M of the Recording BU at NICE; and CEO at Commex Technologies, a startup dealing in multicore and virtualization solutions. Prior to Commex, Mr. Schwartz led the development of cellular platform products at Intel, which was later sold to Marvell. Mr. Schwartz holds a B.Sc. (cum laude) in Electrical Engineering from the Technion, Israel’s Institute of Technology.

Guy Toibin has served as our Chief Information Officer since 2017. Mr. Toibin joined Ceragon after four years with Swiss-based “Eden Springs Group”, where he held the role of Group CIO and Corporate Project Management Officer (PMO). Mr. Toibin led the successful integration of Eden Springs and Nestle Waters Direct Inc. which made the Eden Group the leading water and coffee company in Europe. Prior to his tenure at Eden Springs, Mr. Toibin established Information Technology Organizations that became enablers for Business Units to meet and exceed their goals in high-tech companies such as Retalix (NCR), Verint Systems Inc., and Comverse Technology. Mr. Toibin is a Certified Public Accountant (CPA), holds a B.A. in Economics and Accounting and a Masters of Law (LLM) from Bar-Ilan University.

Muki Burla has served as our Executive Vice-President, Global Sales Operations since January 2020. In this role, Mr. Bourla is responsible for lifecycle delivery execution, from production through turn-key deployment, customer support and additional value-added services. Mr. Bourla brings more than 20 years of operational and business leadership, including vast international and cross-cultural experience, working with diverse customer base. Between 2009 and 2014, as part of his 15-year career at Ericsson, Mr. Bourla was based in Europe where he successfully led large scale multidisciplinary turnkey projects, system integration programs, services business development and complicated transformations, with an innovative, result oriented and proactive approach to targets, opportunities and challenges. Mr. Bourla holds a B.Sc. in Industrial and Management Engineering and an MBA in Business Management from Ben-Gurion University.

Zvi Maayan has served as our Executive Vice-President, General Counsel and Corporate Secretary since November 2019. Mr. Zvi Maayan joined Ceragon after a long and successful career at the Israel Aerospace Industries (“IAI”), where his most recent position was that of Executive Vice President Business Development & Subsidiaries. In this position Mr. Maayan was in charge of IAI’s M&A, strategic cooperation, joint venture activities, open innovation, spinoff and carveout transactions, as well as asset management of IAI’s subsidiaries portfolio. From 2008 to 2015 Mr. Maayan worked at Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“EI”), where his latest position was Executive Vice-President, General Counsel and executive committee member. In this position he led highly complex cross-border large scale international transactions. From 2011 to 2015 Mr. Maayan served as an executive committee member at the Real Estate Division of Israel-America Chamber of Commerce. In his earlier career, Mr. Maayan was a senior associate in numerous leading law firms specializing in commercial and civil law, international commerce, banking, financing, bankruptcy, biopharmaceutical industry, real estate and litigation. Mr. Maayan is a graduate of the Bar-Ilan University (LL.B., LL.M., cum laude).

Michal Goldstein has served as our Executive Vice-President, of Human Resources since March 2020.  Previous to this appointment, Ms. Goldstein served as the Chief Human Resources Officer of Contentsquare, a privately held global software company. Prior to Contentsquare, Ms. Goldstein was Vice President of Human Resources Centers of Excellence at NICE Systems (Nasdaq), as well as served in various Human Resources Business Partner positions at Amdocs, where she spent twelve years, including three years in the company’s Silicon Valley office. Ms. Goldstein has a background in Organizational Development and Consulting and holds a B.A in Psychology from the University of Haifa, Israel, and an M.Sc. in Organizational Psychology from the University of Nottingham, UK.

Ram Prakash Tripathi has served as our Regional President, India since 2002. Prior to joining Ceragon, Mr. Tripathi held senior managerial positions at several companies including Stratex and Reliance and has over 20 years of experience in the telecommunications industry. Mr. Tripathi holds a B.Sc. in Electronics & Communication Engineering from the Dr. Babasaheb Ambedkar University, in Aurangabad, Maharashtra, India.

Amit Ancikovsky serves as our Regional President, Latin America commencing 2013 and has also served as Regional President Africa between 2015 and 2020. Commencing January 1, 2020, Mr. Ancikovsky serves also as our Regional President North America. Prior to joining Ceragon, Mr. Ancikovsky held a number of management positions at Airspan Networks Inc., including President of Sales & Products. Before that, Mr. Ancikovsky served as the Chief Financial Officer and Head of Business Development for Gilat Networks Latin America, a world leader in VSAT technologies. Mr. Ancikovsky holds a B.A. in Accounting and Economics and an LL.B. from the Hebrew University in Jerusalem.

Adrian Hipkiss has served as our Regional President, Europe and Oil & Gas since January 2020. With over thirty years of experience, Mr. Hipkiss most recently served as Vice President of Enterprise business at Tata Communications and previously as Managing Director of ShoreTel Europe helping businesses drive digital transformation agendas. Prior to this, Mr. Hipkiss led multinational and international businesses within the service provider, communications and technology sectors. Mr. Hipkiss holds a Business Administration and Management degree from the Wednesbury Business School.

Mario Querner has served as our Regional President, Asia-Pacific & Africa since January 2020. Mr. Querner has over 25 years of international business experience in telecommunications and media, working in Europe and Asia. Prior to joining Ceragon, Mr. Querner held the position of Vice President of Asia-Pacific at Newtec, a leading provider for satellite telecommunication solutions. From 2011 to 2013, Mr. Querner served as Head of Region, South East Asia at ECI (optical transmission networks). From 2009 to 2011 he was the Head of Sales at Technicolor, formerly Thomson, in charge of APAC-EMEA for Digital Home Solutions. From 1999 to 2009, Mr. Querner held several management positions at Alcatel-Lucent, the last of which was Managing Director and Country Senior Officer in Indonesia. Mr. Querner has a degree in Electrical Engineering from the University of Applied Science in Braunschweig/Wolfenbuettel (Germany) and a degree in Business Administration from the Brunel University (United Kingdom).

Nurit Kruk-Zilca has served as our Executive Vice President, Human Resources since April 2014 and ended her tenure on March 31, 2020. From July 2005 until March 2014, Ms. Kruk-Zilca served in various positions in our human resources department, the last one as VP Global HR, responsible for all human resources. From 2000 until July 2005 she was a talent acquisition and sourcing specialist for Intel Israel. Ms. Kruk-Zilca received a B.A. in Leadership & Education and an M.A. in Organizational Sociology from the Tel Aviv University.

Charles (Chuck) Meyo served as our Regional President, North America since 2012 until December 31st, 2019 and then continued to serve as our 5G Global Manager until his cessation of service in February 2020. Prior to joining Ceragon, Mr. Meyo served as Vice President of Global Channels and Americas Sales at Narus, Inc. and thereafter worked within the Boeing Defense, Space and Security division (following the acquisition of Narus, Inc. by the Boeing Company in 2011). Prior to that, Mr. Meyo was the Sales Vice President of the IBM Global Accounts and Alliances organization at Avaya and held a variety of successful sales and management roles at Lucent Technologies and AT&T. Mr. Meyo holds a B.A. and B.Sc. from the Ohio State University in Columbus, Ohio.

Doron Arazi served as our Executive Vice President and Chief Financial Officer since 2014 while acting as CFO until March 31, 2019 and continued to serve as Deputy Chief Executive Officer until his cessation of service in December 31, 2019. During 2016 Mr. Arazi was appointed as Deputy CEO while continuing to carry the role of Chief Financial Officer. Mr. Arazi joined Ceragon as CFO after a long, successful career with Amdocs where he managed the business relationship with a U.S. Tier 1 mobile operator and was responsible for hundreds of employees. Prior to Amdocs, Mr. Arazi looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from the Tel Aviv University.

Yuval Reina served as our Chief Operating Officer since September 2018 until his cessation of service on December 31, 2019. Before that he served as our Executive Vice President Global Products and Services since joining Ceragon in 2015. Mr. Reina holds a B.Sc. (cum laude) in Electrical Engineering and a M.Sc. (summa cum laude) in Management from the Ben-Gurion University.

Flavio Perrucchetti served as our Regional President, Europe since 2015 and until his cessation of service on December 31, 2019. Mr. Perrucchetti joined Ceragon in August 2011 from SIAE Microelettronica, where he was the Head of Sales & Marketing for Europe from 2007. Prior to that, he was engaged for more than 20 years in sales, marketing and management activities in the telecommunications market, including as the Head of Sales for Europe & Key Accounts Manager for Italy for a major telecom service provider, and as Head of International Sales & Marketing for a major microwave manufacturer where was responsible for Latin America, the Far East and Northern Europe. Mr. Perrucchetti holds a M.Sc. in Biology and also participated in graduate studies in Environmental Chemistry at the Università degli Studi di Milano.

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

During 2019, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2019, including Messrs. Doron Arazi, Flavio Perrucchetti and Yuval Reina who ceased to serve in their positions on December 31, 2019, Mr. Chuck Meyo who has ceased to serve at the Company on February 29, 2020, and Ms. Nurit Kruk-Zilca who ceased to serve in her position as of even date hereof (namely, March 31, 2020), consisted of approximately $5.4 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.5 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel  (all the amounts were translated to USD based on exchange rate as of December 31, 2019).

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

Cash Compensation Our directors, other than Mr. Palti, are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”). each of them is entitled to a cash compensation in accordance with the "fixed" amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 69,051 (approximately $19,980) as an annual fee, the sum of NIS 2,570 (approximately $744) as an in-person participation fee, NIS 1,542 (approximately $446) for conference call participation and NIS 1,285 (approximately $372) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations"). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. In addition to the cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors, other than Mr. Palti, receive annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders on June 12, 2018, the date of the Company's 2018 Annual General Meeting of Shareholders (the “2018 AGM”), as follows:

(i) Zohar Zisapel, our Chairman of the Board of Directors, received 150,000 options to purchase 150,000 Ordinary Shares, 50,000 of which were granted on the date of the 2018 AGM, an additional 50,000 were granted upon the first anniversary of the 2018 AGM  (i.e., on June 12, 2019), and the remaining 50,000 shall be granted upon the second anniversary of the 2018 AGM (i.e., on June 12, 2020), provided he is still a director of the Company at the time of such grant;

(ii) each of Yael Langer, Shlomo Liran, Avi Eizenman, Avi Berger and Meir Sperling, directors of the Company, received options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on the date of the 2018 AGM, an additional one third (16,667 options) were granted upon the first anniversary of the 2018 AGM (i.e., on June 12, 2019), and the remaining 16,666 options shall be granted on the second anniversary of the 2018 AGM (i.e., on June 12, 2020), provided he or she are still directors of the Company at the time of such grant.

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

For clarification, the Company does not pay its President and CEO, Mr. Ira Palti, any compensation, in cash or equity, in connection with his service as a director of the Company.

During 2019, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate, options to purchase 809,045 ordinary shares and 49,115 restricted share units (“RSUs”) under our Amended and Restated Share Option and RSU Plan, with an exercise price that ranges from $2.25 to $4.21 per share. Options will expire 6 years after their date of grant. As of December 31, 2019, there were a total of 4,053,242 outstanding options to purchase ordinary shares and 76,943 restricted share units that were held by our directors and senior management detailed in Section 6A.

b)          Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law); with respect to the year ended December 31, 2019. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2019, and are based on the following components:

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

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2019, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, as well as a proportionate amount of a retention bonus that is related to the reported year, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2019, with respect to equity-based compensation granted in 2019 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 2u of our audited consolidated financial statements.

•	Ira Palti – CEO. Salary Costs - $378,607; Performance Bonus Costs - $0; Equity Costs - $337,264
•	Doron Arazi – Deputy CEO. Salary Cost - $470,245; Performance Bonus Cost - $21,400; Equity Costs - $105,833.

•	Amit Ancikovsky – Regional President Latin America & Africa. Salary Costs - $324,000; Performance Bonus Costs - $136,493; Equity Costs - $83,850.

•	Charles Meyo – Regional President North America. Salary Costs - $323,886; Performance Bonus Costs - $148,465; Equity Costs -$62,417.

•	Flavio Perrucchetti – Regional President Europe. Salary Costs - $855,744; Performance Bonus Costs - $104,181; Equity Costs - $1,201.

Compensation Policy

             Under the Companies Law, we are required to adopt a compensation policy, which sets forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification. Such compensation policy should take into account, among other things, providing proper incentives to office holders, management of risks by the Company, the office holder’s contribution to achieving corporate objectives and increasing profits, and the function of the office holder.

Our compensation policy (the “Compensation Policy”) is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our Company’s long-term strategic performance and financial objectives. The Compensation Policy provides our Compensation Committee and Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to high-level business performance in the long term, without encouraging excessive risk taking.

The Compensation Policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a special majority of our shareholders which should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company ("Special Majority"). The Compensation Policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and the shareholders no less than every three years. If the Compensation Policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy was originally approved by our shareholders in 2012 and was then revised in 2015 and again in the 2018 AGM.

C.	Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are generally subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee (hereinafter referred to as “Corporate Audit Committee”), compensation committee, internal auditor and approvals of interested parties’ transactions. These matters are in addition to the ongoing listing conditions under the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer (such as the Company) may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. “KEY INFORMATION – Risk Factors – Risks Related to Operation in Israel - Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.” For information regarding home country rules followed by us see Item 16G. “CORPORATE GOVERNANCE.”

General Board Practices

Under the Company's Articles of Association, the Board of Directors is to consist of not less than five (5) and not more than nine (9) directors, unless otherwise determined by a resolution of the Company's shareholders. Our Board of Directors presently consists of seven (7) members. The Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders. For example, for whatever purposes it deems fit, the Board may decide to borrow money or may set aside reserves out of our profits.

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

Terms and Skills of Directors

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, our currently serving directors, other than Mr. Meir Sperling and Mr. Avi Berger, serve until the date of the 2021 annual general meeting of shareholders. Mr. Meir Sperling and Mr. Avi Berger, who served as external directors until we opted out of the external director rules in accordance with the exemption provided under the Foreign Listed Regulations, serve until the earlier of (i) the end of the 2021 annual general meeting of shareholders, or (ii) June 12, 2021. Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management.”

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

In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. In addition, the Foreign Listed Regulations provide that “independent directors” may be elected for additional terms that do not exceed three years each, beyond the nine consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the nine consecutive years (i) the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law.

Currently, four of our serving directors - Messrs. Shlomo Liran, Avi Berger, Meir Sperling and Avi Eizenman – qualify and serve as independent directors under Nasdaq Rules.

External Directors

Under the Companies Law, Israeli public companies are generally required to appoint at least two external directors. Each committee of a company’s board of directors, which is authorized to exercise the board of directors’ authorities, is required to include at least one external director, and the corporate audit and compensation committees must include all of the external directors. The Foreign Listed Regulations allow us, as a company whose shares are traded on Nasdaq, and does not have a controlling shareholder (within the meaning of the Companies Law) to exempt ourselves from the requirement to have external directors on our Board of Directors and from related requirements imposed by the Companies Law concerning the composition of the audit and compensation committees, provided that we continue to comply with the relevant U.S. securities laws and Nasdaq Rules applicable to U.S. domestic issuers, regarding the independence of the Board and the composition of the audit and compensation committee.

An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable U.S. securities laws and Nasdaq Rules governing the appointment of independent directors and the composition of the audit and compensation committees, as set forth above, may continue to serve out his/her term as a non-external director on the company’s board of directors until the earlier of (i) the end of his/her three year term, or (ii) the second annual general meeting following the company’s decision to comply with the said applicable rules, without any further action on the part of the company or its shareholders. Such director may be elected to the board of directors by the company’s shareholders, but he/she would now be elected as a “regular” director (not an external director) and his/her election would be no different than the election of any other director.

On August 12, 2019, our Board of Directors resolved that commencing on the day following the date of the 2019 Annual General Meeting of Shareholders, the Company would follow the exemption from the requirement to have external directors on our Board, provided that it continues to meet the requisite requirements for said relief and unless the Board of Directors determines otherwise. Accordingly, our two former-external directors, Mr. Meir Sperling and Mr. Avi Berger, ceased to serve as such as of September 17, 2019 (the 2019 Annual General Meeting of Shareholders took place on September 16, 2019), and are now serving as our directors until the earlier of (i) the annual general meeting of shareholders to be held in 2021, or (ii) June 12, 2021 (which is the end of their three-year term of service), unless their service is earlier terminated in circumstanced referred to under the Companies Law or our Articles of Association.

Financial and Accounting Expertise. Pursuant to the Companies Law and regulations promulgated thereunder, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. A director with “accounting and financial expertise” is a director whose education, experience and skills qualify him or her to be highly proficient in understanding business and accounting matters, thoroughly understand the Company’s financial statements and stimulating discussion regarding the manner in which financial data is presented.

Currently, Mr. Shlomo Liran, who chairs the Financial Audit Committee, is one of our independent directors and considered a “financial expert” for the purposes of the Nasdaq Rules. Mr. Shlomo Liran as well as Messrs. Zohar Zisapel, Avi Berger, Meir Sperling and Avi Eizenman satisfy the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

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

According to the Remuneration Regulations, directors who are being compensated in accordance with such regulations are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, and are based on the classification of the Company according to the size of its capital. Remuneration of a director who is compensated in accordance with the Remuneration Regulations, in an amount which is less than the fixed annual fee or the fixed participation fee, requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order). A company may compensate a director (who is compensated in accordance with the Remuneration Regulations) in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

Additionally, according to the Relief Regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the Foreign Listed Regulations. Further, according to the Relief Regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if (i) both the compensation committee and the board of directors resolve that such terms are not more beneficial than the former terms, or are essentially the same in their effect, and are in line with the company’s compensation policy; and (ii) such terms are brought for shareholder approval at the next general meeting of shareholders.

Neither we nor any of our subsidiaries have entered into a service contract with any of our current directors that provides for benefits upon termination of their service as directors.

For a full discussion of the remuneration paid to our directors see above in “B. Compensation a) Aggregate Executive Compensation.”

Committees of the Board of Directors

Financial Audit Committee

In accordance with the rules of the SEC under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom (i) is independent; (ii) does not receive any compensation from the Company (other than directors’ fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company’s (or subsidiary’s) financial statements during the past three years; and (v) is financially literate and one of whom has been determined by the board to be a financial expert. The duties and responsibilities of the Financial Audit Committee include: (i) recommending the appointment of the Company’s independent auditor to the Board of Directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters. Nonetheless, under the Companies Law, the appointment of the Company’s independent auditor requires the approval of the shareholders and its compensation requires the approval of our Board of Directors.

As of the date hereof, Messrs. Shlomo Liran, Avi Berger and Meir Sperling serve on our Financial Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described above, and with Mr. Liran serving as chairman of such committee and as its financial expert. See Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below. We have adopted an Audit Committee charter as required under the Nasdaq Rules.

Corporate Audit Committee

We maintain a Corporate Audit Committee which is our audit committee for the purposes of the Companies Law; the duties and responsibilities of our Corporate Audit Committee include: (i) identifying of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) reviewing and approving certain transactions and actions of the Company, including the approval of related party transactions that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii) establishing procedures to be followed with respect to related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) determining procedures for approving certain related party transactions with a “controlling shareholder”, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions,  recommending the appointment of the internal auditor and its compensation to the Board of Directors; (v) examining the performance of our internal auditor and whether it is provided with the required resources and tools necessary for him to fulfill its role, considering, inter alia, the Company’s size and special needs; (vi) examining the independent auditor’s scope of work as well as his fees and providing its recommendations to the appropriate corporate organ; (vii) overseeing the accounting and financial reporting processes of the Company; (viii) setting procedures for handling complaints made by the Company’s employees in connection with management deficiencies and the protection to be provided to such employees; and (ix) performing such other duties that are or will be designated solely to the audit committee in accordance with the Companies Law and the Company’s Articles of Association.

The Corporate Audit Committee composition requirements referred to under Section 115 of the Companies Law are not applicable to the Company as the Board of Directors, as part of its decision to opt out of the requirement to appoint external directors, as provided for under the Foreign Listed Regulations, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the relevant U.S. securities laws and Nasdaq Rules applicable to U.S. domestic issuers, regarding the independence of the Board and the composition of the audit and compensation committee.

As of the date hereof, Messrs. Shlomo Liran, Avi Berger and Meir Sperling serve on our Corporate Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described under the Financial Audit Committee section above, and Mr. Berger serves as its chairman.

Compensation Committee

Under the Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee consisting of at least two independent directors (as defined under the Nasdaq Rules). Each compensation committee member must also be deemed by our Board of Directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Rules, which requires, among other things, that our Board of Directors consider the source of each such committee member’s compensation in considering whether he or she is independent.

According to the Companies Law, the board of directors of any Israeli public company must appoint a compensation committee, which is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the Board of Directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt under certain circumstances a transaction with a candidate for CEO, who is not affiliated with the Company or its controlling shareholders, from shareholder approval, and provided that the terms approved are consistent with the compensation policy. Under the Companies Law, the Compensation Committee may need to seek the approval of the Board of Directors and the shareholders for certain compensation-related decisions. See “Item 6 - Directors, Senior Management and Employees – B. Compensation.”

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

The Compensation Committee composition requirements referred to under Section 118A of the Companies Law are not applicable to the Company as the Board of Directors, as part of its decision to opt out of the requirement to appoint external directors, as provided for under the Foreign Listed Regulations, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the relevant U.S. securities laws and Nasdaq Rules applicable to U.S. domestic issuers, regarding the independence of the Board and the composition of the audit and compensation committee.

Messrs. Liran, Berger, Sperling and Eizenman serve on our Compensation Committee, each of whom meets the above-mentioned qualification requirements set forth under the Nasdaq Rules, and Mr. Sperling serves as its chairman.

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

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the CEO) require the approval of the compensation committee and then of the board of directors, provided such terms are in accordance with the company’s compensation policy. If terms of employment of such office holder are not in accordance with the compensation policy, then shareholder approval is also required following the approval of the compensation committee and board of directors after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such terms of office and employment, even if they were not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, the Relief Regulations provide that non-material changes to the terms of office of office holders who are subordinated to the company’s CEO will require only CEO approval, provided that the company’s compensation policy includes a reasonable range for such non-material changes.

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

Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the CEO, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the terms of office and employment of a candidate for the position of CEO, provided that the candidate is not a director and that the terms of office are compliant with the company’s compensation policy.

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

However, and as referred to above with respect to remuneration of directors, according to the Relief Regulations, a company’s compensation committee and board of directors are permitted to approve terms of office and employment of a CEO or of a director, without convening a general meeting of shareholders, provided however, that such terms: (i) are not more beneficial than the former terms, or are essentially the same in their effect; (ii) are in line with the company’s compensation policy; and (iii) are brought for shareholder approval at the next general meeting of shareholders. In addition, a company's compensation committee and board of directors are permitted to approve the terms of office of a director, without convening a general meeting of shareholders, provided that such terms are only beneficial to the company or that such terms are in compliance with the terms set forth in the Remuneration Regulations.

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

The Companies Law extends the disclosure requirements applicable to an office holder (as detailed below) to a controlling shareholder in a public company. Any shareholder participating in the vote on approval of an extraordinary transaction with a controlling shareholder must inform the company prior to the voting whether or not he or she has a personal interest in the approval of the transaction, and if he or she fails to do so, his or her vote will be disregarded.

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

Duties of Office Holders and Shareholders

Duties of Office Holders

Fiduciary Duties. The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances, and requires office holders to use reasonable means to obtain (i) information regarding the business advisability of a given action brought for the office holders’ approval or performed by the office holders by virtue of their position, and (ii) all other information of importance pertaining to the aforesaid actions. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

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

Insofar as indemnification for liabilities arising under Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Administrative Enforcement

The Israeli Securities Law and the Companies Law include an administrative enforcement procedure to be used by the Israel Securities Authority (the “ISA”), to enhance the efficacy of enforcement in the securities market in Israel, according to which the ISA is authorized to impose administrative sanctions, including monetary fines, against companies like ours and their officers and directors for certain violations of the Israeli Securities Law or the Companies Law. This administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Israeli Securities Law. Furthermore, the Israeli Securities Law requires that the CEO of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching such law. The CEO is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the corporate audit committee (see under “Committees of the Board of Directors” – “Corporate Audit Committee”, above). The internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the corporate audit committee convene a corporate audit committee meeting, and the internal auditor may participate in all corporate audit committee meetings. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the corporate audit committee and after providing the internal auditor with the opportunity to present his or her position to the board of directors and to the corporate audit committee.

We have appointed the firm of Chaikin, Cohen, Rubin & Co., Certified Public Accountants (Isr.) as our internal auditor. Our internal auditor meets the independence requirements of the Companies Law, as detailed above.

D.	Employees

As of December 31, 2019, we had 1,042 employees worldwide. Among our employees, 209 were employed in research, development and engineering, 551 in sales and marketing including supporting functions, 81 in management and administration and 116 in operations. Out of our employees, 334 were based in Israel, 44 were based in the United States, 207 were based in EMEA (not including Israel), 204 were based in Latin America and 139 were based in Asia Pacific.

In addition, during 2019 we have employed an average of 157 temporary employees, primarily in India, supporting the projects we have won in this country. Most of the costs of these temporary employees were included in the cost of revenues in our financial statement.

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

Substantially all our employment agreements include employees’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. However, it should be noted that the enforceability of non-competition undertakings is rather limited under the local laws in certain jurisdictions, including Israel.

To date, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

The employees of our other subsidiaries are subject to local labor laws and regulations that vary from country to country. In certain locations such as Brazil and Norway we are a party to collective bargaining agreements.

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 24, 2020. The percentage of outstanding ordinary shares is based on 80,852,309 ordinary shares outstanding as of March 24, 2020.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
Zohar Zisapel(3)	10,543,885	13.04	300,000	$2.02 - 11.10	-
Ira Palti	1,018,754	1.26	1,375,000	$2.06 - 13.04	-
All directors and senior management as a group consisting of 24 people(4)	12,813,137	15.85	3,716,867	$1.14 - 13.04	68,276

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 24, 2020.

(2)
Each stock option is exercisable into one ordinary share and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 300,000, 1,018,754 and 2,569,252 options, are vested or shall become vested within 60 days of March 24, 2020 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. No RSUs are expected to vest within 60 days of March 24, 2020.

(3)
The number of ordinary shares held by Zohar Zisapel includes (i) 5,494,015 ordinary shares held by Mr. Zohar Zisapel, (ii) 2,231,153 ordinary shares held by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iii) 2,500,000 ordinary shares held by Michael & Klil Holdings (93) Ltd. an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 18,717 ordinary shares held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director, and (v) 300,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.07, expiring between the years 2020 and 2025. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)
Each of the directors and senior management other than Messrs. Zohar Zisapel and Ira Palti, beneficially owns less than 1% of the outstanding ordinary shares as of March 24, 2020 (including options held by each such person and which are vested or shall become vested within 60 days of March 24, 2020) and have therefore not been separately listed.

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

In December 2012, our Board of Directors extended the Plan for an additional ten-year period through December 31, 2022. The Plan has been approved by the Israeli Tax Authority as required by applicable law. The following tables present information regarding option and RSU grants under the Plan as of December 31, 2019.

Cumulative Ordinary Shares Reserved for Option and RSU Grants (1)	Remaining Reserved Shares Available for Option and RSU Grants	Options and RSUs Outstanding (2)	Weighted Average Exercise Price (3)
24,895,688	1,273,936	7,449,223	$3.71

(1)	Total of 2,230,871 relates to RSU grants and 22,664,817 relates to options grants

(2)	Total of 373,623 relates to RSUs outstanding and 7,075,600 relates to options outstanding

(3)	Weighted average price refers only to options

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2019:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	4,130,185	1,490,460

All other grantees	3,319,038	1,390,010

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

Major Shareholders

The following table sets forth stock ownership information as of March 24, 2020 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change in control of our company.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	10,543,885	13.04%
Joseph D. Samberg (4)	8,100,065	10.02%

(1)	Based on 80,852,309 ordinary shares outstanding as of March 24, 2020.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 24, 2020.

(3)
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The ordinary shares held by Zohar Zisapel includes (i) 5,494,015 ordinary shares held by Mr. Zohar Zisapel, (ii) 2,231,153 ordinary shares held by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iii) 2,500,000 ordinary shares held by Michael & Klil Holdings (93) Ltd. an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 18,717 ordinary shares held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director, and (v) 300,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.07, expiring between the years 2020 and 2025. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

As of March 24, 2020, approximately 97% of our ordinary shares were registered for trade and held in the United States and there were 26 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.9% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, beneficially owns 13.04% of our ordinary shares as of March 24, 2020. Yehuda Zisapel, the brother of Zohar Zisapel, is also a shareholder, who together with Nava Zisapel beneficially owns 4.43% of our ordinary shares as of March 24, 2020. Zohar and Yehuda Zisapel do not vote as a group and do not have a voting agreement. Yehuda and Nava Zisapel have an agreement, which provides for certain coordination in respect of sales of shares of our company as well as for tag along rights with respect to off-market sales of our company’s shares.

Zohar Zisapel is the Chairman of the board of, and holds shares in, RADWIN Ltd., RADIFLOW Ltd., Hailo Technologies Ltd. and Hi Auto Ltd.. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd., NUANCE HEARING Ltd., RAD Data Communications Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd.,.,DriveU Tech Ltd. and Cylus Ltd.; and several other private holdings and real estate. Zohar Zisapel also holds more that 5% of the shares of the following companies: Satixfy Ltd., Nucleix Ltd., Silicom Ltd., Vascular Grafts Solutions Ltd., Perflow Ltd., Vectorious Ltd., Sanoculis Ltd., Innoviz Ltd. and Varada Ltd. The above list does not constitute a complete list of Zohar Zisapel’s holdings.

Yehuda Zisapel holds shares and serves as a director in a few of the above-mentioned companies, as well as in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., Bynet Software Systems Ltd., Internet Bynat Ltd., SecurityDam Ltd., Bynat Business Ltd, CloudRide Ltd. and several other private holdings, real estate and medical devices companies. The above list does not constitute a complete list of Yehuda Zisapel’s holdings.

Some of the companies referred to above are known as the “RAD-BYNET Group”, a group of independent companies. Members of the RAD-BYNET Group sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, such as transportation and cafeteria facilities - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2019 was approximately $2.3 million.

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

After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29.1 million, on behalf of Orocom to Fitel. During the first quarter of 2020 the bank guarantees were returned to the Company. For more details concerning the Fitel project and the bank guarantees provided on behalf of Orocom to Fitel, please see Item 18. FINANCIAL STATEMENTS – “Notes to Consolidated Financial Statements” Note 11 and Note 18. The Company and Orocom are currently discussing the effect of the return of the bank guarantees.

As part of the operating agreement with Orocom, the Company has two seats in Orocom’s board of directors, which comprise half of Orocom’s board seats, as well as other protective rights in Orocom, which rights are currently discussed in connection with the guaranties return. As a result, Orocom and its shareholders were defined as “related companies” of Ceragon. During 2018 and 2019, Amitel Perú Telecomunicaciones S.A.C. (“Amitel”) - one of Orocom’s shareholders and a partner in the Fitel project – won tenders of Ceragon for the provision of site surveys services as well as installation and commissioning services under framework agreements in the sums of up to approximately $ 490,000 and $ 900,000, respectively.

In December 2018, we purchased 14% (11% on a fully dilutes basis) of the share capital of Compass Networks LTD (“Compass”) for a consideration of $ 833,333. As of December 31, 2019, the Company holds 11% (7% on a fully diluted basis) of the share capital of Compass. The investment was accounted for based on the equity method. For more details concerning Compass, please see Item 18. FINANCIAL STATEMENTS – “Notes to Consolidated Financial Statements” Note 1b and Note 18.

Lease Arrangements

We lease most of our office space for our current headquarters and principal administrative, finance, marketing and sales operations from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leased facility, located in Tel Aviv, Israel is approximately 59,300 square feet of office space and approximately 4,000 square feet of warehouse space. The leases for this facility will expire at the end of December 2020. In 2019, the aggregate amount of rent and maintenance expenses related to these properties was approximately $1. 9 million.

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings. The aggregate purchase price of these components in 2019 was approximately $0.2 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2019 was approximately $0.2 million.

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

Export Sales

In 2019, our sales to end users located outside of Israel amounted to $282.7 million, or 99.0% of our $285.6 million revenues for this year.

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

The Motion was served to the Company on January 6, 2015 and the Company filed its response on June 21, 2015. On October 22, 2015, the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs’ request for discovery on January 25, 2016, and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff’s request for discovery and ordered the Company to disclose some of the requested documents. The Company’s request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiffs. The plaintiffs filed their reply to the Company’s response to the Motion on April 2, 2017.

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

On April 14, 2019, the court rendered a decision resolving that according to the Supreme Court’s ruling, examination of the legal questions on which the Motion was based should be determined under U.S. law. Therefore, the court allowed the plaintiff to amend its Motion within 45 days, so that it would include an expert opinion regarding U.S. law, and an argument regarding U.S. law implementation in the specific circumstances. The court also decided that the amendment of the Motion is subject to the plaintiff’s payment of 40,000 NIS to the Company.

 On September 23, 2019, the plaintiff filed an amended Motion (the “Amended Motion”), which includes an expert opinion regarding U.S. Federal law. The Amended Motion also includes lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original Motion.

 On December 30, 2019, the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion includes new causes of action, and specifically that the addition of legal causes of action according to U.S. Federal law, cannot be filed due to the specific statute of limitations in the matter according to U.S. Federal law.

On January 20, 2020, the plaintiff filed its response. The Company responded to plaintiff’s response on February 20, 2020. The Company is currently awaiting the Court’s decision in its motion to dismiss the Amended Motion.

The Company believes that it has strong arguments to support dismissal of the Amended Motion, and that the District Court should accept the Company’s motion to dismiss. Furthermore, the Company believes that it has a strong defense against the allegations referred to in the Motion and that the District Court should deny it.

We are not a party to any other material legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares except for the share dividend that was paid as a result of a 250-for-1 share recapitalization that took place immediately prior to our initial public offering. To date, we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. In connection with the 2013 credit facility, we undertook not to distribute dividends (unless certain terms are met) without the Lender’s prior written consent.

Significant Changes

See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS -Liquidity and Capital Resources” for a description of the February 2018 and March 2018 amendments to the credit facility.

ITEM 9.	THE OFFER AND LISTING

Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “CRNT”.

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

Meetings of Shareholders, Quorum and Voting Rights

According to the Companies Law and our Articles of Association, an annual general meeting of our shareholders shall be held once every calendar year, provided it is within a period of not more than fifteen (15) months after the preceding annual general meeting. Our Board of Directors may, whenever it deems fit, convene a special general meeting at such time and place as may be determined by the board, and, pursuant to the Companies Law, must convene a meeting upon the demand of: (a) two directors or one quarter of the directors in office; or (b) the holder or holders of: (i) 5% or more of the Company’s issued share capital and one percent 1% or more of its voting rights; or (ii) 5% or more of the Company’s voting rights. If the Board of Directors does not convene a meeting upon a valid demand of any of the above then the persons who made the demand, and in the case of shareholders, part of such demanding shareholders holding at least half of the voting rights of such demanding shareholders, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

The Chairman of the Board of Directors, or any other director or office holder of the Company who may be designated for this purpose by the Board of Directors, shall preside as Chairman at every general meeting of the Company. If there is no such Chairman, or if at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the members present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any general meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

Pursuant to the Companies Law and the regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, shareholder meetings generally require prior notice of not less than 21 days, and not less than 35 days in certain cases. Pursuant to the Articles of Association, we are not required to deliver or serve notice of a general meeting or of any adjournments thereof to any shareholder. However, subject to applicable law and stock exchange rules and regulations, we will publicize the convening of a general meeting in any manner reasonably determined by us, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by us in our sole discretion.

The function of the general meeting is to elect directors, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors, approve certain interested party transactions requiring general meeting approval as provided in the Companies Law, approve the Company’s merger, exercise of the powers of the Board of Directors if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, approve amendments of our Articles of Association and transact any other business which under our Articles of Association or applicable law may be transacted by the shareholders of the Company in a general meeting.

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

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, the acquirer will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. The full tender offer shall be accepted and all the shares that the acquirer offered to purchase (i.e. all of the shares not owned by the acquirer) will be transferred to it if (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer, or (ii) the shareholders who declined or do not respond to the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares. The Companies Law provides that a shareholder that had his or her shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the acquirer may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3. “KEY INFORMATION - Risk Factors – Risks Related to Operations in Israel - Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or significant portion of our shares or assets.”

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

The corporate tax rate in 2019 was 23%.

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

Tax Benefits before the 2005 amendment

The Investment Center has granted approved enterprise status to three investment programs at our former facility in Tel Aviv and we have derived and expect to continue to derive a substantial portion of our income from these programs. We have elected the alternative track of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which there is taxable income. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize approved taxable income.

The benefit period starts with the first year the enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (“limitation period”). As of January 1st, 2019, the 14 years period have passed for the three approved programs. The respective benefit period has not yet begun, as no taxable income was generated.

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

Among the results of the 2005 Amendment are that (a) tax-exempt income generated under the provisions of the 2005 Amendment will trigger a claw back on the exempt income upon distribution or liquidation and (b) we may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2019, the Company did not generate income under the provisions of the 2005 amendment.

The Company has elected 2006 and 2009 as election years as a Benefited Enterprise.  The benefits period for the 2006 election year has expired.

On December 29, 2010, the Investment Law was amended to significantly revise the tax incentive regime in Israel commencing on January 1, 2011 (the "December 2010 Amendment"). The December 2010 Amendment introduced a new status of "Preferred Enterprise," replacing the existing status of "Beneficiary Enterprise." Similarly to "Beneficiary Enterprise," a Preferred Enterprise is an industrial company meeting certain conditions, including deriving a minimum of 25% of its income from export activities. However, under the December 2010 Amendment, the requirement for a minimum investment in production assets in order to be eligible for the benefits granted under the Investments Law was cancelled. A Preferred Enterprise is entitled to a reduced flat tax rate with respect to preferred enterprise income at the following rates:

Tax Year	Development "Zone A"	Other Areas within Israel	Regular Corporate Tax Rate
2011-2012	10%	15%	24%-25%
2013	7%	12.5%	25%
2014-2015	9%	16%	26.5%
2016	9%	16%	25%
2017	7.5%	16%	24%
2018	7.5%	16%	23%
2019	7.5%	16%	23%
2020	7.5%	16%	23%

Dividends distributed from income which is attributed to "Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation at 0%;(ii) Israeli resident individual at 20%; and (iii) non-Israeli resident at 20%, such withholding rate can be reduced subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The December 2010 Amendment was also revised to allow financial assistance to companies located in development Zone A to be granted not only as a cash grant but also as a loan. The rates for grants and loans could be up to 20% of the amount of the approved investment.

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

Capital gains accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (47% in 2019) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see the above).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017 the Added Tax rate has increased to 3% and the threshold taxable income was reduced to NIS 640,000 (and NIS 649,560 in 2019).

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends  income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%. Dividends received by the U.S. company or the U.S. individual distributed from income generated by an approved enterprise or beneficiary enterprise are subject to withholding tax at a rate of 15%. However, these provisions do not apply if the company has certain amounts of passive income.

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

This discussion is not a comprehensive description of all the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. For example, this discussion does not address any aspect of state, local or non-U.S. tax laws, the possible application of the alternative minimum tax or United States federal gift or estate taxes.

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

U.S. holders generally will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributable to non-U.S. source taxable income. Distributions of our current or accumulated earnings and profits generally will be non-U.S. source passive income for U.S. foreign tax credit purposes.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2019. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2019, U.S. holders who acquired our ordinary shares in 2019 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2019 or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

•
the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States; or

•
the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2019, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $1.7 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $2.1 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2019, we had outstanding forward like contracts in the amount of $58.2 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Shlomo Liran is the audit committee financial expert. Mr. Liran is an independent director under the Nasdaq Rules.

ITEM 16B.   CODE OF ETHICS

In November 2003, the Company’s Board of Directors adopted a Code of Ethics that applies to the CEO, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics and Compliance Program. In October 2014, and again in December 2016, we amended and expanded the Company’s Ethics and Compliance Program, in order to strengthen certain provisions thereunder. A copy of the Company’s updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel (Telephone no. +972-3-543-1000) (e-mail: ir@ceragon.com). In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2018		2019
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$678,000	83%	$763,000	57%
Audit related fees (2)	$-	-	$450,000	33%
Tax Fees (3)	$117,500	14%	$115,000	8%
Other Services (4)	$22,000	3%	$22,000	2%
Total	$817,500	100%	$1,350,000	100%

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees principally relates to assistance with audit services and consultation
(3)	Tax fees relate to tax compliance, planning and advice
(4)	Other consulting services

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

ITEM 16G.   CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of certain Nasdaq Rules, subject to certain exceptions and except to the extent that such exemptions would not be contrary to U.S. federal securities laws, so long as the foreign private issuer: (i) provides a written statement from an independent counsel in its home country certifying that the company’s practices are not prohibited by the home country law; and (ii) discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we currently follow in lieu of Nasdaq Rules are described below:

-
Compensation Committee Charter: We have opted out of the requirement to adopt and file a compensation committee charter as set forth in Nasdaq Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment (but not the composition) and the responsibilities of a compensation committee as set forth in the Companies Law and as further stipulated in our Compensation Policy.

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

-
Quorum at General Meetings of Shareholders: We have opted out of the requirement set under Rule 5620(c) of the Nasdaq Rules, which requires the presence of two or more shareholders holding at least 33 1/3%, and in lieu follow our home country practice and Israeli law, according to which the quorum for any shareholders meeting will be the presence (in person or by Proxy) of two or more shareholders holding at least 25% of the voting rights in the aggregate - within half an hour from the time set for opening the meeting.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-49 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association, as amended September 20, 2016(1)
2.1	Description of Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (2)

4.2	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.3	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.4	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.5	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014(4)
4.6	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.7	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.8	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.9	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.10	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8).
4.11	Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms)
8.1	List of Significant Subsidiaries
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm
101
The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (ii) Consolidated Statements of Comprehensive Income (Loss) at December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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

CERAGON NETWORKS LTD.

By: /s/ Ira Palti
Name:  Ira Palti
Title:    President and Chief Executive Officer

Date: March 31, 2020

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. And its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We did not audit the 2018 financial statements of Ceragon America Latina Ltda., a wholly-owned subsidiary, which reflect total assets constituting 5.32% at December 31, 2018, and total revenues constituting 4.8% for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ceragon America Latina Ltda., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2020 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2002
Tel-Aviv, Israel
March 31, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd.'s and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and our report dated March 31, 2020 expressed an unqualified opinion thereon.

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
A Member of EY Global

Tel-Aviv, Israel
March 31, 2020

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2018	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$35,581	$23,939
Short- term bank deposits		515	-
Trade receivables (net of allowance for doubtful accounts of $ 4,327 and $ 4,236 at December 31, 2018 and 2019, respectively)		123,451	118,531
Other accounts receivable and prepaid expenses	3	12,135	11,033
Inventories	4	53,509	62,132

Total current assets		225,191	215,635

NON-CURRENT ASSETS:
Long-term bank deposits		504	17
Deferred tax assets	14e	7,476	8,106
Severance pay and pension fund		5,096	5,661
Other non-current assets		4,544	17,707

PROPERTY AND EQUIPMENT, NET	5	33,613	34,865

INTANGIBLE ASSETS, NET	6	6,576	7,898

Total long-term assets		57,809	74,254

Total assets		$283,000	$289,889

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2018	2019
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables		78,892	59,635
Deferred revenues		3,873	1,734
Short-term loans	8	-	14,600
Other accounts payable and accrued expenses	7	27,436	28,399

Total current liabilities		110,201	104,368

LONG-TERM LIABILITIES:
Deferred tax liability	14e	28	-
Accrued severance pay and pensions		9,531	10,709
Deferred revenues		-	6,265
Other long-term payables		3,672	8,126

Total long-term liabilities		13,231	25,100

COMMITMENTS AND CONTINGENT LIABILITIES	11

SHAREHOLDERS' EQUITY:	13
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2018 and 2019; Issued: 83,571,181 and 84,144,328 shares at December 31, 2018 and 2019, respectively; Outstanding: 80,089,658 and 80,662,805 shares at December 31, 2018 and 2019, respectively		214	215
Additional paid-in capital		415,408	418,062
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2018 and 2019		(20,091)	(20,091)
Accumulated other comprehensive loss		(9,208)	(8,666)
Accumulated deficit		(226,755)	(229,099)

Total shareholders' equity		159,568	160,421

Total liabilities and shareholders' equity		$283,000	$289,889

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2017	2018	2019

Revenues	15	$332,033	$343,874	$285,583
Cost of revenues		224,698	227,705	188,741

Gross profit		107,335	116,169	96,842

Operating expenses:
Research and development, net		25,703	28,180	26,793
Selling and marketing		41,656	42,961	39,469
General and administrative		16,830	18,884	23,278

Total operating expenses		84,189	90,025	89,540

Operating income		23,146	26,144	7,302
Financial expenses and others, net	17	5,889	6,349	6,521

Income before taxes on income		17,257	19,795	781

Taxes on income (benefit)	14d	1,697	(3,251)	2,476
Equity loss in affiliates		-	-	649

Net income (loss)		$15,560	$23,046	$(2,344)

Net Income (loss) per share:

Basic net income (loss) per share		$0.20	$0.29	$(0.03)
Diluted net income (loss) per share		$0.19	$0.28	$(0.03)
Weighted average number of ordinary shares used in computing basic net income (loss) per share		77,916,912	78,579,013	80,296,581
Weighted average number of ordinary shares used in computing diluted net income (loss) per share		79,942,353	81,021,527	80,296,581

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019

Net income (loss)	$15,560	$23,046	$(2,344)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	118	(1,150)	(360)

Cash flow hedges:
Change in net unrealized gains (losses)	2,331	(2,260)	1,797
Amounts reclassified into net income (loss)	(1,772)	1,373	(895)

Net change	559	(887)	902

Other comprehensive income (loss), net	677	(2,037)	542

Total of comprehensive income (loss)	$16,237	$21,009	$(1,802)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2017	77,768,929	$214	$409,320	$(20,091)	$(7,848)	$(265,431)	$116,164

Exercise of options and vesting of RSU's	276,263	*)-	294	-	-	-	294
Share-based compensation expense	-	-	1,203	-	-	-	1,203
Other comprehensive income, net	-	-	-	-	677	-	677
Net income	-	-	-	-	-	15,560	15,560

Balance as of December 31, 2017	78,045,192	214	410,817	(20,091)	(7,171)	(249,871)	133,898

Cumulative effect of the new revenue recognition standard	-	-	-	-	-	70	70
Exercise of options and vesting of RSU's	2,044,466	*)-	2,611	-	-	-	2,611
Share-based compensation expense	-	-	1,980	-	-	-	1,980
Other comprehensive loss, net	-	-	-	-	(2,037)	-	(2,037)
Net income	-	-	-	-	-	23,046	23,046

Balance as of December 31, 2018	80,089,658	214	415,408	(20,091)	(9,208)	(226,755)	159,568

Exercise of options and vesting of RSU's	573,147	1	601	-	-	-	602
Share-based compensation expense	-	-	2,053	-	-	-	2,053
Other comprehensive income, net	-	-	-	-	542	-	542
Net loss	-	-	-	-	-	(2,344)	(2,344)

Balance as of December 31, 2019	80,662,805	$215	$418,062	$(20,091)	$(8,666)	$(229,099)	$160,421

*) Represent an amount lower than $1
The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net income (loss)	$15,560	$23,046	$(2,344)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,205	7,758	9,691
Share-based compensation expense	1,203	1,980	2,053
Accrued severance pay and pensions, net	3	(11)	271
Decrease (increase) in trade receivables, net	(6,403)	(11,098)	4,533
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	(259)	4,624	3,262
Increase in inventories	(8,592)	(956)	(9,475)
Increase (decrease) in trade payables	4,836	2,340	(15,933)
Increase (decrease) in deferred revenues	2,575	(650)	4,150
Decrease (increase) in deferred tax assets, net	497	(6,601)	(258)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(1,474)	2,062	(8,881)

Net cash provided by (used in) operating activities	17,151	22,494	(12,931)

Cash flows from investing activities:
Purchase of property and equipment, net	(8,533)	(10,303)	(11,592)
Purchase of intangible assets, net	(1,407)	(3,412)	(3,274)
Proceeds from (repayment of) bank deposits	(996)	48	1,002
Investment in shares	-	(1,628)	-

Net cash used in investing activities	(10,936)	(15,295)	(13,864)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2018	2019
Cash flows from financing activities:

Proceeds from (repayment of) bank credits and loans, net	(17,000)	-	14,600
Proceeds from exercise of stock options	294	2,611	602

Net cash (used in) provided by financing activities	(16,706)	2,611	15,202

Translation adjustments on cash and cash equivalents	30	(106)	(49)

Increase (decrease) in cash and cash equivalents	(10,461)	9,704	(11,642)

Cash and cash equivalents at the beginning of the year	36,338	25,877	35,581

Cash and cash equivalents at the end of the year	$25,877	$35,581	$23,939

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$2,493	$1,617	$3,833

Cash paid for interest on bank loans	$1,837	$1,752	$1,796

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist. It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication for wireless 5G and 4G base stations.

The Company's solutions support all wireless access technologies, including 4G (LTE- Advance, LTE) and 5G services. The Company's systems also serve evolving network architectures including all-IP long haul networks.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see notes 16b and 16c.

b.	Investment in Compass Network Ltd:

In December 2017, the Company signed software license agreement with Compass Networks LTD (“Compass”) in the amount of $ 500 and additional agreement for the purpose of developing Disaggregate Microwave products in August 2018, in the amount of up to $ 1,500 (out of which $ 1,200 was recognized as of December 2019) (see note 6). In addition, the Company signed loan agreements with Compass in the amount of $ 538, which bear an annual interest rate of 10%.

In December 2018, the Company purchased 14% (11% on fully diluted basis) of the share capital of Compass for a consideration of $ 833. A total investment (including loans) in the amount of $ 1,628 was recorded under other non-current assets.

As of December 31, 2019, following third party equity investment in Compass, the Company's holding decreased to11% (7% on a fully diluted basis) of the share capital of Compass. The total investment (including loans) in the amount of $ 1,041 is recorded under non-current assets (see note 2z).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.	Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates its assumptions on an ongoing basis. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of operations in financial expenses and others, net.

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

Cash equivalents include short-term unrestricted, highly liquid investments that are readily convertible to cash and with original maturities of three months or less, at acquisition.

f.	Short term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months and less than year from the date of investment and which do not meet the definition of cash equivalents. Such deposits are stated at cost which approximates fair values.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2017, 2018 and 2019, no impairment losses have been recognized.

k.	Income taxes:

The Company account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 14e.

The Company accounts for uncertain tax positions in accordance with ASC No. 740, "Income Taxes", ("ASC 740"). ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 14i.

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

The Company accounts for rebates and stock rotations provided to customers as variable consideration, based on historical analysis of credit memo data, rebate plans and stock rotation arrangements, as a deduction from revenue in the period in which the revenue is recognized.

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2017, 2018 and 2019 in the amount of $ 437, $ (83) and $ 654, respectively. As of December 31, 2018 and 2019, the warranty provision was $ 2,106 and $ 1,452, respectively.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that don’t meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial expenses and others, net”, in each reporting period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency of salary and rent payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

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

The Company's trade receivables are geographically diversified and derived from sales to customers all over the world. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

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

As of December 31, 2018 and 2019, the Company sold trade receivables to several different financial institutions in a total net amount of $ 6,968 and $ 10,422, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended on December 31, 2017, 2018 and 2019, the Company recorded amounts of $ 553, $ 585 and $ 506, respectively, as financial expense related to its factoring arrangements.

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

As of December 2018 and 2019, accrued severance pay amounted to $ 7,409 and $ 8,539 respectively. Severance expense for the years ended December 31, 2017, 2018 and 2019, amounted to approximately $ 1,852, $ 2,107 and $ 2,336, respectively.

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

the Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following weighted-average assumptions for 2017, 2018 and 2019:

	December 31,
	2017	2018	2019

Dividend yield	0%	0%	0%
Volatility	53%-69%	53%-62%	53%-65%
Risk free interest	0.8%-2.2%	1.8%-2.9%	1.2%-2.7%
Early exercise multiple	2.10-2.20	2.00-2.30	1.30-2.30

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2019	$(584)	$(8,624)	$(9,208)

Other comprehensive income before reclassifications	1,797	(360)	1,437
Amounts reclassified from AOCI	(895)	-	(895)

Other comprehensive income	902	(360)	542

Balance as of December 31, 2019	$318	$(8,984)	$(8,666)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2019 derive from realized gains on cash flow hedges, included in operating expenses.

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

The total weighted average number of shares related to the outstanding options and RSU's excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 4,668,032, 2,426,689 and 3,473,312 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

aa.      Impact of recently issued Accounting Standards:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory.

The standard became effective for the Company beginning January 1, 2019. The adoption of the standard had material impact of the Company`s consolidated balance sheets due to the recognition of the ROU assets and lease liabilities related to the Company`s operating leases. The standard did not have a material impact on the Company`s results of operations or cash flows. See Note 12 “Leases” for details about the impact from adopting the new lease standard and other required disclosures.

In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity's ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2019 with no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The Company does not expect this ASU to have a material impact on its consolidated financial statements and related disclosures.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Fair value measurement:

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	December 31, 2019
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$260	$260

Total Assets	$260	$260

	December 31, 2018
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(1,028)	$(1,028)

Total liabilities	$(1,028)	$(1,028)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2019

Government authorities	$6,573	$5,168
Deferred charges and prepaid expenses	3,186	3,639
Deposits receivable	367	532
Advances to suppliers	812	357
Hedging asset	5	372
Other	1,192	965

	$12,135	$11,033

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	INVENTORIES

	December 31,
	2018	2019

Raw materials	$15,065	$18,211
Work in progress	374	349
Finished products	38,070	43,572

	$53,509	$62,132

During the year ended December 31, 2017, 2018 and 2019, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $ 3,932, $ 2,814 and $ 4,836, respectively that have been included in cost of revenues.

As of December 31, 2019, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $ 12,585. The commitments are due primarily within one year.

NOTE 5:-      PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2019
Cost:
Computers, manufacturing, peripheral equipment	$111,012	$120,796
Office furniture and equipment	2,201	1,925
Leasehold improvements	1,410	1,716

	114,623	124,437
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	78,317	86,892
Office furniture and equipment	1,856	1,577
Leasehold improvements	837	1,103

	81,010	89,572

Depreciated cost	$33,613	$34,865

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were $ 7,661, $ 7,758 and $ 9,555 respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2018 and 2019 amounted of $ 2,581 and $ 1,058.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-      INTANGIBLE ASSETS, NET

a.        Intangible assets:

The following table sets forth the components of intangible assets:

	December 31,
	2018	2019
Original amounts:
Technology	$13,109	$13,755
Software development costs	2,067	2,879

	15,176	16,634

Accumulated amortization:
Technology	8,600	8,600
Software development costs	-	136

	8,600	8,736

Net amounts:
Technology	4,509	5,155
Software development costs	2,067	2,743

Intangible assets, net	$6,576	$7,898

Technology includes mainly perpetual software licenses to be used in the Company's research and development activities. During 2019, the Company purchased $ 646 technology, out of which $ 18 was not resulted in cash flow outflows as of December 31, 2019. Some of the software license agreements provide a commitment of the Company for royalties payments upon future sales of the related developed products. Software development costs are amortized over 7 years. Amortization expense for the years ended December 31, 2017, 2018 and 2019 amounted to $ 1,544, $ 0 and $ 136, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2019

Employees and payroll accruals	$15,389	$12,321
Provision for warranty costs	2,106	1,452
Government authorities	2,450	2,071
Accrued expenses	3,529	3,675
Advanced payments from customers	1,864	1,731
Hedging Liability	1,033	112
Lease liabilities	-	5,644
Other	1,065	1,393

	$27,436	$28,399

NOTE 8:-       CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In March 2018, the Company signed the latest amendment to the agreement in the frame of which, the Credit Facility was extended by 2 years and 3 months, till June 30, 2020. Furthermore, the amendment includes an additional increase in bank guarantees credit lines of $19,800, to $85,000, a decrease in Credit Facility for loans of $10,000 to $40,000, a decrease of $44,000 to $50,000 in allowed letter of credit discounting activities with one customer and additional $10,000 of allowed factoring of invoices with another specific customer. The existing $20,000 receivables factoring permitted under the agreement, has remained unchanged. The amendment also includes reduced fees and interest spread as compared with the March 2017 amendment.

As of December 31, 2019, the Company has utilized $14,600 of the $ 40,000 credit line available for short term loans. During 2019, the credit lines carry interest rates in the range of Libor+2.1% and Libor+2.3%.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2019 and 2018, the Company met all of its covenants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the consolidated balance sheets at December 31, 2019 and December 31, 2018 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2019
Derivatives designated as hedging instruments
Currency forward contracts	$318	$-
Derivatives not designated as hedging instruments
Currency forward and option contracts	$55	$112

Total derivatives	$373	$112

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2018
Derivatives designated as hedging instruments
Currency forward contracts	$3	$587
Derivatives not designated as hedging instruments
Currency forward and option contracts	$2	$446

Total derivatives	$5	$1,033

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses and others, net".

The effect of derivative contracts on the consolidated statements of operations for the year ended December 31, 2019 and 2018 was as follows:

	Year ended December 31,
	2018	2019

Operating income (expenses)	$(1,373)	$895

Financial income (expenses)	$1,172	$(207)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2019, all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

Defined benefit scheme was stopped for admission from December 1, 2007, and persons that were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company. As of December 31, 2019, the pension scheme has 0 members.

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

The liabilities in respect of Ceragon Networks AS's unfunded pension plans have been recalculated based on estimated employee numbers as at December 31, 2019. These plans together represent 100% of the PBO (Projected Benefit Obligation) of the entire group.

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2018, and the statement of funds status as of December 31, 2019:

	December 31,
	2018	2019

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,123	$2,177
Service cost	16	12
Interest cost	47	47
Expenses paid	(227)	(203)
Exchange rates differences	121	(26)
Actuarial loss	97	361

Projected benefit obligation at end of year	$2,177	$2,368

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	PENSION LIABILITIES, NET (Cont.)

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2018 and 2019 are as follows:

	December 31,
	2018	2019
Weighted-average assumptions
Discount rate	2.60%	2.30%
Rate of compensation increase	2.75%	2.25%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2019 net periodic benefit cost and the 2019 benefit obligation, the Company has used a discount rate of 2.30%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2017, 2018 and 2019:

	December 31,
	2017	2018	2019
Components of net periodic benefit cost
Service cost	$18	$16	$12
Interest cost	47	47	47

Net periodic benefit cost	$65	$63	$59

Benefit payments are expected to be paid as follows:

December 31,
2019

2020	198
2021	202
2022	162
2023	152
2024 and thereafter	1,654

$2,368

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

Interest cost and actuarial gain or losses are presented in financial expenses and others, net.

For the years ended December 31, 2017, 2018 and 2019, an actuarial gain (loss) of $ 48, $ (97) and $ (361) respectively, was recognized in "finance expenses and others, net".

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Leases

See Note 12 “Leases” for lease related commitments as of December 31, 2019.

b.
During 2017, 2018 and 2019, the Company received several grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2017, 2018 and 2019 in the amount of $ 1,548, $ 1,174 and $ 801, respectively.

c.	Charges and guarantees:

As of December 31, 2018 and 2019, the Company provided bank guarantees in an aggregate amount of $ 72,842 and $ 74,116 (including bank guarantee disclosed in Note 11d), respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

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

           After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $ 29,100, on behalf of Orocom to Fitel, to secure the return of a down payment to be received by Orocom, or part of it, in case Orocom fails to meet the down payment related obligations. These bank guarantees came into effect in July 2018, when a down payment of $ 29,100 was received by Orocom. Orocom’s down payment related obligations include primarily meeting specifications and timelines as defined in the agreement between Orocom and Fitel, unless justified or otherwise agreed between these parties; using the funds provided by Fitel properly for the purpose of the project; and maintaining certain composition of shareholders in Orocom for at least three years. The Company’s bank guarantees may be gradually reduced as the network build-out process progresses. As of December 31, 2019, the guarantees balance is $ 23,600. During the first quarter of 2020 the bank guarantees were returned to the Company.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Provisions of the operating agreement mentioned above grant the Company certain protective rights in Orocom during the network build-out phase and until the bank guarantees are returned to the Company, as well as recovery rights against Orocom and its shareholders. Based on the above, Orocom and its shareholders were defined as related companies. For more information see Note 18. The Company and Orocom are in discussion regarding the effect of the return of the bank guarantees.

e.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000 as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, and on October 22, 2015 the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiff.

The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company's officers (Company's Chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti) to the upcoming evidence hearing. The Company filed its response on October 26, 2017; and the plaintiff filed its reply to Company's response.

The first evidence hearing took place on November 2, 2017, as scheduled. During the hearing the Company agreed to consider summoning to the second evidence hearing one of the abovementioned requested Company's officers, and on October 8, 2017 the Company filed a notice to the court that it agrees that Company's Chief Executive Officer will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018.

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. This Supreme court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with US law (herein after: “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked from court to add a plea to his summaries. The court has approved plaintiff’s request and gave to the defendants the right to reply. In accordance, the Company’s response was submitted on December 4, 2018. Plaintiff’s reply to Company’s response was submitted on December 26, 2018.

On April 14, 2019 the court rendered a decision resolving that according to Supreme Court Decision, examination of the legal questions standing in the basis of the Motion, should be based upon US law.

Therefore, court allowed the plaintiff to amend its Motion within 45 days, so that it would include an expert opinion regarding US law, and an argument regarding US law implementation in the specific circumstances.

Court also decided that amendment of the Motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

On September 23, 2019, the plaintiff filed an amended Motion (“the Amended Motion”), which includes an expert opinion regarding US federal law. Moreover. The Amended motion includes lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original motion.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Therefore, on September 25, 2019, the court rendered a decision pointing out that the Amended motion seems to include the plaintiff’s summaries in the Amended Motion, and so ordered the plaintiff to clarify whether he is willing to relinquish submitting any additional summaries regarding the evidence that were heard in the original motion.

On October 2, 2019, plaintiff responded, alleging that since the Amended Motion does not include any new facts, there is no need in submitting additional summaries regarding the evidence that were heard to this point.

On December 30, 2019 the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion includes new causes of action, and specifically that the addition of legal causes of action according to US Federal law, cannot be filed due to the specific statute of limitations.

On January 20, 2020, the plaintiff filed its response. Also, the Court accepted the Company’s request to submit its response to the Amended Motion after a decision in the Company’s motion to dismiss will be rendered.

On February 24, 2020 the court issued a decision, according to which, the Motion will be decided upon the current court documents, unless either of the parties will file a request to hold a hearing in the matter.

To this date, neither of parties requested to hold such a hearing, and the parties await the court’s decision in the matter.

The Company believes it has strong defense arguments; Therefore, its current assessment is that it is not probable, that the Court will accept the motion for class action. The Company is not a party to any other material legal proceedings.

NOTE 12:-	LEASES

On January 1, 2019, the Company adopted Topic 842 and elected the available practical expedient to recognize the cumulative effect of initially adopting Topic 842 as an adjustment to the opening balance sheet of the period of adoption (i.e., January 1, 2019). The Company also elected the other available practical expedients and will not separate lease components from non-lease components, will not reassess whether contracts are or contain leases, lease classification, or initial direct costs for existing leases as of January 1, 2019. In addition, the Company elected not to apply the transition requirements for leases for which the lease term is less than 12 months. The consolidated balance sheets and results from operations for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 840.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	LEASES (cont.)

The Company`s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably certain that the Company will exercise the option.

The cumulative effect of the changes made to the balance sheet as of January 1, 2019 for the adoption of Topic 842 were as follows:

	December 31, 2018	Adjustments	January 1, 2019
Other non-current assets	$4,544	$7,129	$11,673
Other accounts payable and accrued expenses	$(27,256)	$(4,952)	$(32,208)
Other long-term payables	$(3,672)	$(2,177)	$(5,849)

The lease related accounts as of December 31, 2019 were as follows:

December 31, 2019
Other non-current assets	$10,128
Other accounts payable and accrued expenses	$(5,644)
Other long-term payables	$(4,718)

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2019 were as follows:

Year ended December 31, 2019

Components of lease expense
Operating lease cost	$5,624
Short-term lease	$75
Total lease expenses	$5,699

Year ended December 31, 2019

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$5,718

Supplemental non-cash information related to lease liabilities arising from
obtaining ROU assets	$8,346

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	LEASES (cont.)

For the year ended December 31, 2019, the weighted average remaining lease term is three years, and the weighted average discount rate is 4.78 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2019 were as follows:

2020	$5,723
2021	2,062
2022	1,551
2023	1,004
2024 and thereafter	1,154
Total operating lease payments	11,494
Less: imputed interest	1,132
Present value of lease liability	$10,362

NOTE 13:-	SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol "CRNT".

a.	General:

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

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. From the adoption of the plan until December 31, 2019 the board of the company approved to reserve an additional amount of 16,256,688 ordinary shares.  Any options or RSU's, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2019, the Company has 1,273,936 Ordinary shares available for future grant under the Plan.

2.	On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted Share Units ("RSUs") pursuant to such Plan.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

3.	The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2019:

	Year ended December 31, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,751,606	$3.99	3.47	$7,937
Granted	1,435,333	2.46
Exercised	(422,311)	1.42
Forfeited or expired	(689,028)	5.97

Outstanding at end of the year	7,075,600	$3.64	3.30	$1,366

Options exercisable at end of the year	4,568,753	$4.25	2.42	$1,242

Vested and expected to vest	6,635,385	$3.77	3.17	$1,362

The weighted average fair value of options granted during 2017, 2018 and 2019 was $1.11, $1.79 and $1.39, respectively.

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2019:

	Year ended December 31, 2019
	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	376,811	$1,424
Granted	182,874
Vested	(152,393)
Forfeited	(33,669)

Unvested at end of the year	373,623	785

Vested and expected to vest	280,061	588

The weighted average fair value at grant date of RSUs granted during 2017, 2018 and 2019 was $2.07, $3.23 and $2.79.

As of December 31, 2019, the total unrecognized estimated compensation cost related to non-vested stock options and RSU`s granted prior to that date was $ 2,401, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2019	Weighted average remaining contractual life (years) for outstanding options	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2019	Weighted average remaining contractual life (years) for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	373,623	-	0.00	-	-	0.00
0.01-2.00	1,520,110	1.73	1.21	1,362,569	1.61	1.20
2.01-4.00	4,159,085	4.31	2.73	1,905,266	3.45	2.70
4.01-6.00	325,321	3.62	4.59	229,834	2.98	4.75
6.01-8.00	31,000	2.72	6.50	31,000	2.72	6.50
8.01-10.00	459,334	2.19	8.99	459,334	2.19	8.99
10.01-13.04	580,750	0.90	12.40	580,750	0.90	12.40

	7,449,223			4,568,753

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2017, 2018 and 2019, was comprised as follows:

	Year ended December 31,
	2017	2018	2019

Cost of revenues	$54	$42	$71
Research and development	229	313	366
Selling and marketing	292	640	708
General and administrative	628	985	908

Total share-based compensation expenses	$1,203	$1,980	$2,053

c.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-    TAXES ON INCOME

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

According to the Law, the Company is entitled to various tax benefits by virtue of the "Approved Enterprise" and/or "Benefited Enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

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

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise) is entitled to an extension of the benefits period by an additional five years.

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

As of January 1, 2019, the 14 years have passed for the three Approved Enterprise programs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-    TAXES ON INCOME (Cont.)

The Company has elected 2006 and 2009 as election years as a Benefited Enterprise.

As of January 1, 2019, the 12 years have passed for the 2006 Benefited Enterprise election year.

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

Taxable income of Israeli companies was subject to tax at the rate - 23% in the years 2019 and 2018, and 24% in 2017.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-    TAXES ON INCOME (Cont.)

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also note 14.a2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company's tax assessments through 2014 tax year are considered final.

b.	Tax Reform in U.S:

On December 22, 2017, new federal tax legislation was enacted in the United States (referred to as the Tax Cuts and Jobs Act). The Tax Cuts and Jobs Act reduced the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change resulted in a reduction of the Company's net deferred tax assets of $153 and a corresponding deferred income tax expense in 2017.  The Company's federal income tax expense for tax years beginning January 1, 2018 is be based on the newly enacted 21% rate.

c.	Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxes according to the tax laws in their respective counties of residence.

d.	The income tax expense (benefit) for the years ended December 31, 2017, 2018 and 2019 consisted of the following:

	Year ended December 31,
	2017	2018	2019

Current	$1,200	$3,350	$2,734
Deferred	497	(6,601)	(258)

	$1,697	$(3,251)	$2,476

Domestic (Israel)	$1,533	$(5,919)	$781
Foreign	164	2,668	1,695

	$1,697	$(3,251)	$2,476

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-    TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2018	2019
Deferred tax assets:

Net operating loss carry forward	$75,755	$71,653
Temporary differences mainly relating to Research and Development, reserves and allowances	24,875	25,773

Deferred tax asset before valuation allowance	100,630	97,426
Valuation allowance	(93,154)	(89,320)

Deferred tax asset	7,476	8,106

Deferred tax liabilities:

Other temporary differences	(28)	-

Deferred tax asset, net	$7,448	$8,106

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, in 2018, the Company recorded a tax asset of $ 7,200 reflecting tax benefit in Israel due to expected utilization of net operating losses in future years.

f.	Net operating loss carry forward and capital loss:

As of December 31, 2019, the Company has accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $ 172,282 and $ 7,538, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2019, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 17,392 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-    TAXES ON INCOME (Cont.)

As of December 31, 2019 the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 43,612 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

g.	Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2017	2018	2019

Domestic	$13,145	$17,921	$(2,171)
Foreign	4,112	1,874	2,952

	$17,257	$19,795	$781

h.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2017	2018	2019
Income before taxes as reported in the consolidated statements of operations	$17,257	$19,795	$781

Statutory tax rate	24%	23%	23%

Theoretical tax income on the above amount at the Israeli statutory tax rate	$4,142	$4,553	$180
Non-deductible expenses	290	1,299	519
Non-deductible expenses related to employee stock options	289	376	472
Changes in tax rate	124	179	(5)
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	(3,225)	(4,068)	977
Recognition of deferred taxes during the year, for which valuation allowance was provided in prior years	-	(7,200)	-
Other	77	1,610	333

Actual tax expense (benefit)	$1,697	$(3,251)	$2,476

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-    TAXES ON INCOME (Cont.)

i.	A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2018	2019

Beginning balance	$2,160	$2,373
Decreases in tax positions for prior years	(304)	(406)
Increases related to tax positions taken during prior years	18	40
Increase related to tax positions taken during the current year	499	485

Ending balance	$2,373	$2,492

The Company has further accrued $ 188 due to interest and penalty related to uncertain tax positions as of December 31, 2019.

NOTE 15:-    REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the twelve months ended December 31, 2019:

	Year ended December 31, 2018	Year ended December 31, 2019

Balance, beginning of the period	$5,193	$3,873
New performance obligations	12,746	11,195
Reclassification to revenue as a result of satisfying performance obligations	(14,066)	(7,069)

Balance, end of the period	3,873	7,999
Less: long-term portion of deferred revenue	-	6,265
Current portion, end of period	$3,873	$1,734

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-    REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2019, which are expected to be satisfied and recognized in future periods:

	2020	2021	2022 and thereafter
Unsatisfied performance obligations	$7,404	$4,182	$6,265

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

NOTE 16:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1a for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2017, 2018 and 2019 and long-lived assets as of December 31, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
Revenues from sales to unaffiliated customers:

North America	$39,498	$41,384	$42,474
Europe	45,448	38,919	42,439
Africa	12,111	23,690	25,614
Asia-Pacific and Middle East	44,983	47,320	53,948
India	130,042	131,201	49,748
Latin America	59,951	61,360	71,360

	$332,033	$343,874	$285,583

 Property and equipment, net, by geographic areas:

	December 31,
	2018	2019

Israel	$28,494	$29,165
Others	5,119	5,700
	$33,613	$34,865

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

In 2019 the Company had revenues from two customers that represents two groups of affiliated companies equaling 14.0% and 11.8% of total revenues. In 2018, the Company had revenues from a single customer that accounted for approximately 21.1% and from a customer that represents group of affiliated companies equaling 19.6% of total revenues. In 2017, the Company had revenues from a single customer that accounted for approximately 27.3% and from a customer that represents group of affiliated companies equaling 12.3% of total revenues.

NOTE 17:-    SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses and others, net:

	Year ended December 31,
	2017	2018	2019

Financial income:
Interest on deposits	$126	$111	$111
Foreign currency translation differences and derivatives (*)	2,522	3,981	190

	2,648	4,092	301
Financial expenses:
Bank charges and interest on loans	(4,830)	(4,597)	(3,787)
Foreign currency translation differences and derivatives	(3,707)	(5,844)	(2,627)
Others	-	-	(408)

	(8,537)	(10,441)	(6,822)

	$(5,889)	$(6,349)	$(6,521)

(*)          During 2018 the Company recorded $ 969 income upon collection of trade receivables balances from customer in Venezuela at a rate which was higher than the rate it could collect these receivables previously.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-    SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2017	2018	2019
Numerator:
Numerator for basic and diluted net income (loss) per share - income (loss) available to shareholders of Ordinary shares	$15,560	$23,046	$(2,344)

Denominator:
Denominator for basic net income (loss) per share - weighted average number of Ordinary shares	77,916,912	78,579,013	80,296,581

Effect of dilutive securities:
Employee stock options and RSU	2,025,441	2,442,514	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of shares	79,942,353	81,021,527	80,296,581

NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances and transactions are with related companies and principal shareholder. Yehuda Zisapel is a shareholder of the Company. Zohar Zisapel is the Chairman of the Board of Directors of the Company and also a principal shareholder of the Company. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,857, $ 1,856 and $ 2,242 in 2017, 2018 and 2019, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases of this facility will expire end of December 2020.

The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 1,849 in 2017, $ 1,960 in 2018 and $1,936 in 2019.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 1,325, $ 78 and $ 152 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 224, $ 148 and $ 46 for the years ended December 31, 2017, 2018 and 2019, respectively.

As part of the commercial agreements with Orocom for the Fitel project in Peru, the Company has two seats in Orocom’s board of directors, which comprise half of Orocom’s board seats, as well as other protective rights in Orocom. As a result, Orocom and its shareholders were defined as related companies of Ceragon. The Company and Orocom are in discussion regarding the effect of the return of the bank guarantees (for more information see Note 11 above). During 2019, the Company recorded revenues in the amount of $ 6,575 related to FITEL project. During 2018 and 2019, Amitel Perú Telecomunicaciones S.A.C. (“Amitel”) - one of Orocom’s shareholders and a partner in the Fitel project – won a tender of Ceragon for the provision of site surveys services in the sum of approximately $ 490 and $ 900 respectively.

In December 2018, the company purchased 14% (11% on a fully diluted basis) of the share capital of Compass for a consideration of $ 833. As of December 31, 2019, the Company holds 11% (7% on a fully diluted basis) of the share capital of Compass (see note 1b).

Transactions with related parties:

	Year ended December 31,
	2017	2018	2019

Revenues	$173	$3,336	$6,745
Cost of revenues	$2,160	$1,111	$1,659

Research and development expenses	$1,063	$1,008	$1,248

Selling and marketing expenses	$813	$771	$763

General and administrative expenses	$995	$1,067	$1,002
Purchase of property and equipment	$224	$148	$46

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-    RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

 Balances with related parties:

	December 31,
	2018	2019

Trade payables, other accounts payable and accrued expenses	$2,077	$1,148
Trade Receivables	$1,733	$7,378

NOTE 19:-    SUBSEQUENT EVENTS

Towards the end of December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged at first in China. The COVID-19 has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.  The Company's operation and financial performance could be adversely affected to the extent that coronavirus or any other epidemic harms the global economy. The Company may also experience impacts to certain of its customers and/or suppliers as a result of a health epidemic or other outbreak occurring in one or more of its markets. Further, its operations have and may further experience disruptions, such as temporary closure of its offices, manufacturing facility and/or those of its customers or suppliers and suspension of services, which may materially and adversely affect its business, cash flow, financial condition and results of operations. The duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The Company will continue to monitor the situation closely and assess the impact on its operations and financial results.