Form 20-F
period 2020-12-31
CERAGON NETWORKS LTD
filed 2021-03-08
CIK 1119769

As filed with the Securities and Exchange Commission on March 8, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission file number 0-30862

________________________________

CERAGON NETWORKS LTD.

(Exact Name of Registrant as Specified in Its Charter)

________________________________

Israel

(Jurisdiction of Incorporation or Organization)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of Principal Executive Offices)

Zvi Maayan (+972) 3-543-1643 (tel.), (+972) 3-543-1600 (fax), 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

________________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 81,703,366 Ordinary Shares, NIS 0.01 par value.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•

references to “Ceragon,” the “Company,” “us,” “we,” “our” and the “registrant” refer to Ceragon Networks Ltd., an Israeli company, and its consolidated subsidiaries;

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

Forward-looking statements can be identified by the use of terminology such as “may,” “will,” “assume,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “potential,” “possible,” “intend” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information. They involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Ceragon to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information -D. Risk Factors,” the information about us set forth under Item 4. “INFORMATION ON THE COMPANY” and information related to our financial condition under Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in this annual report generally. Any forward-looking statements represent Ceragon’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by applicable law.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Selected Consolidated Financial Data

The selected financial data set forth in the table below have been derived from our audited historical financial statements for each of the years from 2016 to 2020. The selected consolidated statement of operations data for the years 2018, 2019 and 2020, and the selected consolidated balance sheet data at December 31, 2019 and 2020, have been derived from our audited consolidated financial statements set forth in Item 18. “FINANCIAL STATEMENTS”. The selected consolidated statement of operations data for the years 2016 and 2017 and the selected consolidated balance sheet data at December 31, 2016, 2017 and 2018, have been derived from our previously published audited consolidated financial statements, which are not included in this annual report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). You should read the consolidated financial data with the section of this annual report entitled Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and our consolidated financial statements and the notes to those financial statements included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statement of Operations Data:	2016	2017	2018	2019	2020
	(In thousands of dollars, except share and per share data)

Revenues	$293,641	$332,033	$343,874	$285,583	$262,881
Cost of revenues	194,479	224,698	227,705	188,741	187,236
Gross profit	99,162	107,335	116,169	96,842	75,645

Operating expenses:
Research and development, net	21,695	25,703	28,180	26,793	30,997
Selling and marketing	39,515	41,656	42,961	39,469	33,021
General and administrative	18,459	16,830	18,884	23,278	19,199
Total operating expenses	79,669	84,189	90,025	89,540	83,217

Operating income (loss)	19,493	23,146	26,144	7,302	(7,572)
Financial expenses and others, net	(6,303)	(5,889)	(6,349)	(6,521)	(5,923)
Income (loss) before taxes	13,190	17,257	19,795	781	(13,495)
Tax benefit (taxes) on income	(1,761)	(1,697)	3,251	(2,476)	(2,618)
Equity (loss) in affiliates	-	-	-	(649)	(979)
Net income (loss)	11,429	15,560	23,046	(2,344)	(17,092)

Basic net earnings (loss) per share	$0.15	$0.20	$0.29	$(0.03)	$(0.21)
Diluted net earnings (loss) per share	$0.15	$0.19	$0.28	$(0.03)	$(0.21)

Weighted average number of shares used in computing basic earnings (loss) per share	77,702,788	77,916,912	78,579,013	80,296,581	81,149,687
Weighted average number of shares used in computing diluted earnings (loss) per share	78,613,528	79,942,353	81,021,527	80,296,581	81,149,687

	Year ended December 31,
	2016	2017	2018	2019	2020
	(In thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents, bank deposits	$36,338	$26,873	$36,600	$23,956	$27,118
Working capital	95,950	105,362	114,990	111,267	99,447
Total assets	244,225	253,593	283,000	289,889	272,419
Total long term liabilities	17,555	14,245	13,231	25,100	25,869
Shareholders’ equity	116,164	133,898	159,568	160,421	146,126

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

Below are some of the main risks factors and challenges that we have been facing and may further face, which could have an adverse effect on our business, results of operations and financial condition:

•

the effect of the COVID-19 pandemic (“COVID-19”) on the global markets, on the markets in which we operate and on our business and operations;

•

the concentration of a significant portion of our business in certain countries and, as we experienced in recent years particularly in India, where a specific customer or customers have represented a significant portion of our revenues;

•

sensitivity to changes in demand in the single wireless communication market domain and market segment at which we have focused our business, and related risks if this segment should experience a decline in demand;

•

the impact of the transition to 5G technologies on our revenues if transition to 5G is delayed;

•

risks related to the rapid change in the markets for our products and in related technologies and operational concepts development;

•

competition from other wireless hauling equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products;

•

difficulties in predicting our gross margin as it is exposed to significant fluctuations as a result of potential changes in the various geographical locations where we generate revenues;

•

difficulties in predicting our operating results and revenue, which may vary significantly from quarter to quarter and from our expectations for any specific period;

•

the high volatility in the supply needs of our customers which can lead to delivery issues due to long lead time and availability of components and manufacturing power;

•

the sharp increase in demand in the global supply of electronic components while production capacity remains limited, which has and may continue to have an adverse effect on the lead-time for our components and their prices;

•

reliance on third-party manufacturers, suppliers and service providers, which may disrupt the proper and timely management of deliveries of our products;

•

our engagement in providing installation or rollout projects for our customers, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, delays or failures in acceptance testing procedures, credit risks associated with our customers, and other items beyond our control;

•

risks related to fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls;

•

the occurrence of international, political, regulatory or economic events in emerging economies in Latin America, India, Asia Pacific and Africa, where a majority of our sales are made; and

•

increased breaches of network or information technology security along with increase in cyber-attack activities in connection with COVID-19 remote operation mode and changes in privacy and data protection laws could have an adverse effect on our business.

Those and other risk factors are further described and elaborated herein below. You should carefully read and consider the full description of the risk factors as described below, in addition to the other information contained elsewhere in this annual report:

Risks Relating to the COVID-19.

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.

The COVID-19 worldwide pandemic has created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking various measures designated to limit the spread of COVID-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, including travel for installation and services, shipment of materials and products, as well as teamwork, we are particularly vulnerable to the consequences of and the restrictions caused by COVID-19. If COVID-19 continues to negatively impact the global economy in a significant manner for a further extended period of time, this may also adversely affect our operating results in a material manner.

Below are some of the main risks and challenges that we have been facing and may continue to face as a result of a prolonged disruption of work due to COVID-19, which could have an adverse effect on our business, results of operations and financial condition:

•

Disruptions to production and installation operations. Restrictions on our operations and those of our suppliers and contractors, including on our or their ability to manufacture, distribute, install or maintain our products or provide services relating thereto, due to, among other things, restrictions on mobility, quarantine or lock-down orders or similar events in territories in which we or our customers are operating, as well as temporary closures of our facilities or the facilities of our contractors and suppliers, and prohibitions on the export, import or release from customs of product and components.

•

Disruptions to our supply chain and outsourced production activities that could extend lead times and significantly increase the price of one or more component or materials, production, and shipment costs. COVID-19 presents various challenges to our supply chain and manufacturing activities, which we outsource. Due to COVID-19 travel limitations, it is immensely challenging to train and certify new suppliers, or certify new production lines, which limits our flexibility to efficiently manage our supply chain. COVID-19 has also adversely affected, and may continue to adversely affect, our costs, including a significant increase in shipment costs. In light of the downward pressure on the prices for our products that we experience, such increased costs cannot always be reflected in the prices for our products, which causes erosion in our margins and has an adverse effect on our results of operations.

•

Disruptions to our Marketing and Sales activities. Disruptions or restrictions may also be imposed on our marketing and sales operations, including on our ability interact with existing and new customers, to submit bids and purchase orders, participate in RFPS (Requests For Proposals; e.g., tender bids), perform site-visits and surveys, provide outdoor/field services or other after sale support, maintenance and repair services.

•

Adverse effects on employees’ health, working routines and teamwork. Most of our employees in Israel have been vaccinated against COVID-19, however, with respect to those employees worldwide that have not been vaccinated, or if and in case the vaccine is proven not to be effective against the virus or any mutation thereof, COVID-19 could continue to endanger or harm the health of our employees, including key employees, which could in turn harm our ability to fully and effectively function. Key employees may lose their ability to manage and run our operations, share their know-how and further pursue the development of our products and business; in addition, the issuance of quarantine orders by governmental authorities around the world, prohibiting some or all of our employees to exit their home other than for specific purposes, could also lower work efficiency, productivity and service quality. Further, difficulties to enable joint work or the gathering of work-teams, difficulties in remote connectivity and lack of equipment issues may cause errors and delays in our working routines, delays in project timelines, as well as failure to adhere to various regulatory requirements to which we are subject.

•

Damage to significant customers. COVID-19 has had and could continue to have an adverse effect on our business as a result of the materialization of any of the above or similar risks with respect to our significant customers. Our business has been and could further be impacted negatively if there is a prolonged impact of COVID-19 in countries from which we generate a significant portion of our business. For example, this may cause and to some extent has caused a freeze of procurement budgets, cancellation, suspension or reduction in new equipment purchases from us, failure by our customers in meeting their obligations under purchase orders already issued, postponement or cancellation of rollout projects for wireless networks, or the inability to pursue network development towards 5G, and consequently, postponement in the transition to 5G technologies and in the introduction of our new products and capabilities

•

Monetary penalties and fines and/or damage to our reputation. Delays in production, shipment, delivery and installation due to restrictions limiting or preventing our ability to deliver and perform under our contracts, could cause imposition of fines, penalties, damages and contract terminations, that may also damage our relationships with our customers and our reputation.

•

Difficulties in debt collection. COVID-19 may cause delays in billing and in collection of amounts due from our customers, and in satisfying revenue recognition procedures, including as a result of financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations; inability to surrender or receive payment documents such as acceptance certificates, invoices, receipts, guaranties, bills of lading, airway bills or documentary payment certificates, and in particular, to surrender hard copy originals where required.

•

Disruption to R&D efforts. A slowdown and delays in our R&D projects, due to the effect of COVID-19 restrictions and constraints, might delay introductions of our new products while exposing us to significant loss. Third parties with whom we have engaged to cooperate or take part in such R&D projects may abandon their engagement with us and withdraw from their investments, while imposing on us significant loss and expenditure.

•

Damage to our competitive position in the market. Since we focus on one market segment (as further detailed below), we may not benefit from certain conditions resulting from COVID-19, as opposed to other players in the market. For example, we did not benefit from the growth in demand for bandwidth and connectivity due to the increased need for remote applications, as did the WISPs (Wireless Internet Service Providers).

We are closely monitoring the developments and continually assessing the potential impact of COVID-19 on our business and the mitigation measures to minimize that impact. There is a global uncertainty with respect to the expected timing for the defeat of COVID-19. It is not clear for how long protective measures will continue to be imposed, whether the vaccination will be effective in stopping the continued spread of the virus and how quickly, if at all, there will be enough of the population vaccinated for such solution to become effective. As the scale and duration of these effects remain uncertain, further realization of any of the above-mentioned or other risks could have macro and micro negative effects on the global economy and financial markets in general, and on our business in particular, and cause a material risk to our operations, financial condition and share price.

Risks Relating to Our Business

It is difficult to predict the impact of the transition to 5G technologies on our revenues as it depends, among other things, on the timelines of such transition.

We consider the wireless market transition from 4G to 5G technologies to be one of our main growth engines in the foreseeable future. Thus, the development roadmap of our products is designed to introduce to the market 5G-based products. Nonetheless, the timeline and scope of the transition is hard to predict, as it depends on numerous factors which are uncertain and beyond our control, including 5G technology developments, standardization and deployments of 5G networks, as well as on the effect of COVID-19 on the ability to, among other things, deploy 5G networks. The expected transition from 4G to 5G technologies has led to an overall slowdown in procurement and capital investments in 4G infrastructure and equipment by our customers, and such slowdown, among other things, contributed to a decline in our 2020 and 2019 results. Further delays in 5G technologies deployment, could have an adverse effect on our future revenues, profitability and cash flow and cause our results to materially differ from our expectations.

A significant portion of our business concentrates in certain countries and particularly in India, where one customer represents a significant portion of our revenues. Such concentration has, and may in the future again, negatively affect our business, financial condition and results of operations, as the amount of business coming from the customers in these regions and more specifically from this one customer in India, has significantly decreased in recent periods.

In 2020, approximately 19.7% of our total revenues were attributed to one customer that represents a group of affiliated companies in India. In 2018 and 2019, approximately 37.0% and 17.0%, respectively, of our total revenues were attributed to two customers in India. Since (i) government actions relating to the rollout of cellular networks also has an effect on the demand for our products from customers in India, (ii) our sales are mostly generated from case-by-case purchase orders rather than long-term contracts, and (iii) said customers in India are not bound by any minimum quota, we therefore have difficulty projecting future revenues from these customers. The loss of such a significant customer or any material reduction in orders from that region in the absence of gaining new significant customers to replace any lost business has adversely affected, and in the future, could adversely affect various aspects of our results of operations, including our cash flow and financial condition. In addition, the difficulty to project future revenues from these customers, would have, and has had in the past, an adverse effect on our ability to report future revenues, profitability and cash flow.

Furthermore, since a significant portion of our business is derived from specific countries, such as India, our business could be negatively impacted should certain events occur in these countries, such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, changes in governmental controls and regulations (including those specifically related to the communication industry), changes in tariffs and taxes, trade restrictions, downturn in economic or financial conditions, and an outbreak of natural calamities, such as floods, epidemics (such as COVID-19) and fires. Also, an outbreak of hostilities, political or economic instability, as well as any other extraordinary events having an adverse effect on the economy or business environment in these countries, may harm the operations of our customers in these countries, and result in a significant decline of business coming from those countries. Realization of any of these or other risks could result in a material reduction in orders and could adversely affect our results of operations, including cash flow and our financial condition. Although some of those risks derive inherently from the concentration of our business, certain risks may be attributed also to the geographical territories in which we operate as detailed under the risk “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

We sell products and services in one single market domain of the wireless communication market and have been focusing on the “best-of-breed” market segment of the wireless hauling market, which we believe has the most profit potential. Selling in a single market domain and focusing on one segment of the market may result in sensitivity to the changes in demand for this market segment. If this segment of the market should experience a decline in demand it would likely negatively affect our business, financial condition and results of operations.

We mainly attribute our leadership position in our target market to the continued implementation of our business strategy, a key element of which is the focus on the “best-of-breed” market segment of the wireless hauling market. Focusing on this one market segment led to a decline in sales in 2020 and 2019, as opposed to a growth in sales in 2018 and 2017. Investment cycles in this market depend on technology cycles of mobile networks services (e.g., 4G to 5G technologies). Hence, if this segment of the market or the service providers enter into a negative cycle, or our market share in the market shrinks, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such case, we may need to take cost reduction measures, which may adversely impact our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we develop and sell products in one market domain of the wireless communication market, characterized as point-to-point licensed wireless connectivity - often referred to as “backhaul”, “midhaul”, “fronthaul” or simply wireless “hauling” - into this “best-of-breed” market segment. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless hauling products in comparison to companies that also sell multiple and diversified product lines and solutions in different market domains. If technologies or market conditions change, resulting in a decreased demand for our specific technology, it could have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

The markets for our products change rapidly. If we fail to timely develop, commercialize and market new products that keep pace with technological developments, the changing industry standards and our customers’ needs, or if our competitors or new market entrants introduce their products before us, we may not be able to grow, may lose market share or may not be able to sustain our business.

The wireless equipment industry is characterized by rapid technological developments, changing customer needs that expect increase in product performance and evolving industry standards, as well as increasing pressure to produce more cost-effective products. These rapid technological developments could either render our products obsolete or require us to modify our products, necessitating significant investment, both in time and cost, in new technologies, products and solutions. Our success depends, among other things, on our ability to maintain an agile infrastructure that is capable of adapting to such changes in a timely manner, developing and marketing new products or enhancing our existing products in a timely manner in order to keep pace with developments in technology and customer requirements, but we cannot assure you that any such development or production ramp-up will be completed in a timely or cost-effective manner, or how the market will receive or adopt our products compared to our competitors’ products.

We are continuously seeking to develop new products and enhance our existing products. In 2020 we released our IP-50 products’ family, which joined our line of point-to-point wireless hauling products, designed to deliver premium wireless hauling capabilities. The IP-50 products deliver solutions to various use cases, including 5G scenarios. In addition, we have achieved leadership in technology by innovating through design of state-of-the-art Systems-on-Chip (SoC), which we plan to integrate in the products we provide. While we expect to release and tape-out our 5 generation SoC in the next couple of months, we cannot assure you that we will be able to successfully complete such sophisticated and technology-rich SoCs by the time we expect to do so, or at all, and as a result, we may need to purchase SoCs from another source, which may not have the same qualities, and may be more expensive, which will impact negatively our gross profit. Moreover, we cannot provide any assurance that our new products, will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes. We also record perpetual usage rights of technologies of third parties, as well as part of our R&D investments, as assets on our balance sheet. While at the time we record such items as assets, the estimated risk of failure of our R&D integration efforts into our new products and into our new SoC is low, if we fail with our new product introduction, we may incur significant loss.

Furthermore, as noted above, we consider the wireless market transition from 4G to 5G technologies to be one of our main growth engines in the foreseeable future. If our competitors or new market entrants will develop products for this market that are, or are perceived to be, more advantageous to our customers from a technological and/or financial (i.e., cost-benefit) perspective, or if they introduce and market their products prior to us doing so, they may be able to better position themselves in the market and we may lose potential or existing market share, which could have a material adverse effect on our business, financial results and financial condition.

Our market is also characterized by a growing demand for more sophisticated and rich software-based capabilities within the network IP layer (layer 3 routing/MPLS), some of which may require us to utilize and embed additional components, either in hardware or software (including third-party software), in solutions we provide. We cannot assure you that we will continue to be successful in providing these necessary software-based capabilities in a cost-effective manner, which could affect our business performance.

In addition, new products and new versions of existing products are more prone to technical problems which may, among other things, adversely affect our ability to ramp up and to meet delivery commitments to our customers in a timely manner, and may cause us to incur additional manufacturing, development and repair costs. This may have a material adverse effect on our business and results of operation.

Lastly, we cannot assure you that we will continue to forecast successfully technology trends or that we will continue to anticipate innovations made by other companies and respond with our own innovation in a timely manner, which could affect our competitiveness in the market.

Our future operations are based on forward-looking forecasts, among other things, on market trends, future business concepts and use cases, and customers’ needs and requirements, while there is no assurance that such forecasts will materialize as we predicted. If we fail to rightfully identify those needs and trends, we may experience a decline in the demand for our products and our business, financial condition and results of operations could be materially adversely affected.

We have based the future planning of our corporate, business, marketing and product strategies on the forecasted evolution of the market developments, such as market trends, future use cases, business concepts, technologies and future demand, and accordingly shape the development of our networks’ architecture design, technological and operational solutions and offering, so as to adapt to such estimated needs and changes. As an example, part of our solutions are focused on Open RAN and on disaggregated architecture model. We cannot assure you that the concept of Open RAN and disaggregation will be accepted, or that we have successfully forecasted or will continue to successfully forecast such trends, that the markets will shape as we anticipated or that our offering will indeed satisfy the future demand. A failure in any of the above, may result in significant losses and a decline in the demand for our products, and may adversely affect our financial results and reputation.

Design wins may not assure or secure the materialization of an actual sale.

As part of the marketing and sales of our products, predominantly such that had been recently released and introduced to the market or to the specific customer, including new 5G technologies, our products and solutions undergo an evaluation stage and design into the customer’s products or systems. The award of a Design Win does not necessarily mean that such customer shall eventually buy our products or that only our solution has been chosen for the design. Any such design and evaluation phase is subject to the risk of failure to meet the customer’s technological and operational requirements, specifications, delivery date or certain other parameters at any time before the design is frozen. Thus. Being awarded a Design Win does not assure nor secure the materialization of actual sale and should not be relied upon by you as such.

We face intense competition from other wireless hauling equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products. If we fail to compete effectively, we may experience a decline in the demand for our products and our business, financial condition and results of operations could be materially adversely affected.

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

To our knowledge, many of these generalists also have well-established relationships with our current and potential customers and may have extensive knowledge of our target markets, which may give them additional competitive advantages. In addition, to our knowledge, these generalists focus more on selling services and bundling the entire network as a full-package offering, and therefore some of our customers, which seek “best-of-breed” solutions like ours, may prefer to purchase “bundled” solutions from the generalists. Moreover, as these generalists are usually financially stronger than us, they may be able to offer customers more attractive pricing and payment terms, as well as customer credit programs, which may increase the appeal of their products in comparison to ours.

In addition, our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies. Moreover, as more and more data demands are imposed on existing network frameworks coupled with growing demand for additional bandwidth as a result of massive use of remote services and work from home modes of operation accelerated by the COVID-19 pandemic, and due to consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive. Some of the principal disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas and limitations in site acquisition for multiple links, favoring other technologies.

To counter the disadvantages of licensed point to point wireless technologies, license exempt technologies in the V-band spectrum (60Ghz band), which can operate in the wide bandwidth available at this band, may be used to deliver multi-Gbps capacity backhaul for a limited set of scenarios, such as dense urban areas, serving short range point-to-multipoint communications, thereby reducing site acquisition barriers, enabling flexible deployment models. Though the applicability of such solutions is limited to a small set of use cases, with shared capacity thus limiting the peak capacity available for urban backhaul, those may take a share of point-to-point solutions we provide for these same urban scenarios. Furthermore, future 5G implementations may require on-the-move solutions to establish communication channels with moving platforms, creating an additional advantage to point to multi-point solutions. In addition, 5G-NR Integrated Access and Backhaul (IAB of 5G-NR) technology which operates within the 5G access band, can potentially be used to connect base station/small cell sites to one another. Though the applicability of such solutions is limited to a small set of use cases, with shared capacity thus limiting the peak capacity available for urban backhaul, those may take a share of point to point solutions we provide for these same urban scenarios.

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

We expect to face continuing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected. For more information on the “best-of-breed” market, please refer to Item 4. INFORMATION ON THE COMPANY; B. Business Overview – “Wireless Hauling; Short-haul, Long-haul and Small Cells Hauling”.

It is difficult to predict our gross margin as it is exposed to significant fluctuations as a result of potential changes in the geographical mix of our revenues.

Our revenues are derived from multiple regions, each of which may consist of a number of countries. Gross margin percentages may vary significantly between different regions and even among different countries within the same region and even within different customers in the same country, dependent on the size and characteristic of specific deal terms. A significant change in the actual ratio of our revenues among the different regions/countries, whereby the actual ratio of revenues from a higher gross margin region/country exceeds our expectations, may cause our gross margin to significantly increase, while in case the actual ratio of revenues from a lower gross-margin region/country exceeds our expectations, our gross-margin may significantly decrease.

Our operating results and revenue are hard to predict and may vary significantly from quarter to quarter and from our expectations for any specific period.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter, or from our expectations and guidance for any specific period. Most importantly, delays in product delivery or completion of related services, or delays in projects timetable on part of our customers, can cause our revenues, net income and operating cash flow to deviate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter.

Additionally, a significant portion of our business is concentrated with certain customers, and since large customers are not obligated to purchase from us a fixed amount of products or services over any period of time and may terminate or reduce their purchases from us at any time without prior notice or penalty, we have difficulty projecting future revenues from these customers, which highly affects our overall revenue, cash-flow and business.

Moreover, factors such as geographical mix, delivery terms and timeline(s), product mix, related services mix and other deal terms may differ significantly from our expectations, and thus impact our revenue recognition timing, gross margins, costs and expenses, as well as cash flow from operations. In addition, the spending decisions of our customers throughout the year may also create unpredictable fluctuations in the timing in which we receive orders and can recognize revenues, which may impact our quarterly results. Such unpredictable fluctuations could be material in cases where these spending decisions are made by our largest customers or regarding significant deals. Additionally, the aggregation of several revenue recognition requirements for each such transaction, results in difficulty and complexity in establishing a firm prediction as to the end-of-term results, and consequently, our actual revenue rates may significantly exceed or be less than our expectations.

We experience high volatility in the supply needs of our customers, which from time to time lead to delivery issues due to long lead time and availability of components and manufacturing power. If we fail to effectively cope with such volatility and short-noticed supply demands of our customers, we may be unable to timely fulfill our customer commitments, which would adversely affect our business and results of operations for a certain quarter.

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

The global supply of electronic components, including integrated circles, has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components has experienced a sharp increase in the past several years, with a growing number of industries increasing their demand and consumption. This, together with the effect of COVID-19 and trade embargos which have discouraged U.S. companies from using fabs in China, have led to a stretch in the lead-time of electronic components, which in turn has led many companies to stock up and increase their inventory levels, which has added to the pressure on the supply chain and caused an increase in the prices of the electronic components. These factors may have an adverse effect on our supply chain and on our ability to fulfill customer orders in a timely manner, which could in turn have an adverse effect on our position in the market and on our business and operations.

Relying on third-party manufacturers, suppliers and service providers may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in the case of a single source supplier.

We outsource our manufacturing and the majority of our logistics operations and purchase ancillary equipment for our products from contract and other independent manufacturers. Although our policy is to maintain a second source for all of our products’ components, disruption in deliveries or in operations of these and other third-party suppliers or service providers, as a result of, for example, capacity constraints, production disruptions, price increases, regulatory restrictions, force majeure events, decreased availability of raw materials or commodities, as well as quality control problems related to components, may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs. Such risk is intensified when there is a sharp increase in demand for components throughout the electronic industry. For additional information see “The global supply of electronic components, including ICs, has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increased their prices”.

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

In addition, some of our contract manufacturers currently obtain key components from a limited number of suppliers. Our contract manufacturers’ dependence on a single or sole source supplier, or on a limited number of suppliers, subjects us to the following risks:

•

The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers.

•

The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, we or our contract manufacturers may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products or buy a large stock of the component into inventory before it is discontinued. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins. In addition, we may be exposed to excess inventory of such component, which we will have to write-down in case the demand is not as high as we anticipated at the time of buying these components.

•

The component suppliers may significantly increase component prices at any time and particularly if demand for certain components increases dramatically in the global market which would have an adverse effect on the Company’s business.

•

The component suppliers may significantly increase the time to produce and deliver their components at any time resulting in an immediate effect, as evidenced recently with respect to the semiconductors foundry industry. These lead time increases would delay our products’ delivery timetable and could expose us to shortage in supply or late supplies that may trigger penalties, orders cancellation and losing some of our customers.

•

The component suppliers may refuse or be unable to further supply such component for various reasons, including, among other things, their prioritization, focus, regulations, force majeure events or financial situation.

The materialization of the risks detailed above could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers or cancellation of orders, increased warranty costs as well as increases in manufacturing and shipment expenses in the case of expedited deliveries, as well as damage our reputation. If any of these problems occur, we may be required to seek alternate manufacturers or logistics service providers and we may not be able to secure such alternate manufacturers or logistics service providers that meet our needs and standards in a timely and cost-effective manner. Consequently, such occurrences, extra costs and penalties could significantly reduce our gross margins and profitability. The above-mentioned risks are exacerbated in the case of raw materials or component parts that are purchased from a single-source supplier.

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

In certain projects, we serve as an integrator and prime contractor of end-to-end rollout projects, which include installation and other services for our customers. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. Those rollout projects often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer, as significant amounts are to be paid by our customers over time. In addition, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations and financial condition.

Once a purchase order has been executed, the timing and amount of revenue may remain difficult to predict. The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation or availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. Throughout the COVID-19 outbreak, for example, we have experienced difficulties in completion and testing of sites or in obtaining acceptance certificates due to travel limitations, lockouts restrictions and other disruption of our and our suppliers’ activities or of our customers’ operations, which impair our ability to recognize revenue.

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

Our offering includes full design and implementation of wireless communication networks, while also using technologies of third-party vendors. The complexity of such projects and the reliance on third parties’ performance is increasing the risk of not meeting our performance obligations. As a result, the completion of such projects may be delayed, or the outcome may not be to the full satisfaction of the customer, who may in turn, impose penalties or exercise any other remedy available to customers in the service contract. In addition, the cost of such projects may be higher than planned. This may result in significant losses and may adversely affect our financial results.

Our engagement in long term projects expose us to customers credit risks.

Our offering includes long term projects such the networks rollout, program-based selling, 5G design wins and the like. Some of those projects are characterized by providing customers’ credit and availing long payment terms, which exposes us to the risks of default, insolvency, or other adverse effect on the customer’s ability to pay us. Although we hedge or insure some of those risks, the entire exposure cannot be covered. This may result in significant losses and may adversely affect our financial results.

Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls.

Although we derive a significant portion of our revenues in U.S. dollars, a portion of our revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations. We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America, Asia Pacific and in Africa. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

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

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2020, we incurred losses in the amount of $1.7 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

In some cases, we may face regulatory, tax, accounting or corporate restrictions on money transfer from the country from which consideration should have been paid to us (or to our respective selling subsidiary) or revenues could have accumulated and allocated to us, or could face general restriction on foreign currency transfer outside of such country. Inability to collect and receive amounts that are already due and payable, could have a negative impact on our results of operations.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions including indirect as well as withholding taxes. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and differentiation in the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation or recognition of our deferred tax assets. From time to time, we are subject to income and other tax audits, the timing of which is unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation or recognition of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations.

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2020 and 2019, sales in these regions accounted for approximately 69% and 70% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. For example, in the past few years, due to a shortage of foreign currency, the Central Bank of Nigeria put in place a number of currency controls aimed at reducing the flow of foreign currency in Nigeria and out of the country. These restrictions make it hard for our customers in Nigeria to pay for equipment purchases in U.S. dollars. In some cases, payment for imported goods is made in Nigerian Naira, which exposes us to significant currency fluctuations.

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

•

the burden of complying with a variety of foreign laws, including foreign import restrictions which may be applicable to our products;

•

difficulties in protecting intellectual property;

•

laws and business practices favoring local competitors;

•

collection delays and uncertainties;

•

business interruptions resulting from geopolitical actions, including war and acts of terrorism, or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 outbreak);

•

requirements to do business in local currency;

•

requirements to manufacture or purchase locally, including the possible transfer of knowhow and intellectual property licenses; and

•

judicial systems that do not apply the principals of natural justice with regard to disputes with foreign nationals.

Business practices in emerging markets may expose us to legal and business conduct-related regulatory risks.

Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations, to which we are subject. It is possible that, notwithstanding our strict policies and in violation of our instructions, employees of ours, subcontractors, agents or business partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions. If we fail to comply with or effectively enforce such legal and regulatory requirements, our business and reputation may be harmed, and we might be exposed to civil and criminal penalties or sanctions.

An industry downturn, reduction in our customers’ profitability due to increased regulation or new mobile services requirements, may cause operators’ investments in networks to slow, be delayed or stop, which could harm our business.

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include: (i) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; (ii) densification and optimization of the 4G networks to provide faster speeds; (iii) Introduction of 5G services; and (iv) 2G and/or 3G networks shutdown, which is expected to take place within the next several years and designed to free spectrum for the delivery of 5G services.

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

Increased breaches of network or information technology security along with changes in privacy and data protection laws could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to our competitors.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers. Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Moreover, due to COVID-19, significant number of our employees have moved to work from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. We have seen a significant increase of cyberattacks on enterprises and individuals in recent years and we assume that we shall further be exposed to such threats going forward. In addition, our and our vendors’ and service providers’ IT systems are increasingly being moved to or based cloud platforms such as IaaS (Infrastructure as a Service) and SaaS (Software as a Service) IT solutions. The cloud-based arena poses risks of attack on and from the end-point user stations, connection channels and gateways as well as the IaaS and SaaS infrastructures of our service providers. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

In addition, a failure to protect the privacy of customer or employee confidential and/or personal data against breaches of network or IT security could result in monetary liabilities and damage to our reputation. The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. As such, the European Union adopted the General Data Protection Regulation (“GDPR”), which imposes stricter obligations and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company, or else face an adverse effect on our business prospects and/or financial position. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies.

Cyber- attacks on our customers’ networks involving our products could have an adverse effect on our business.

Maintaining the security of our products which are installed with our customers is a critical issue for us, therefore each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. Cyber-attacks, or other breaches of security on our customers’ networks, may be initiated at any network location or device including initiation through our products. Although we maintain high level of cyber-security aware development processes, we cannot assure that such attacks, or other breaches of security through our products, will fail and therefore may negatively affect our customers’ business. Moreover, criminal hackers or hackers associated with national governments, may target a customer of ours or even try to get access to a wider group of the communication network users while devoting immense resourced for long-term access to industry, economy or critical infrastructure users, gather intelligence and develop the means to disable their systems, which attacks are hard to detect, prevent and illuminate. Such attacks could be highly sophisticated, such as slipping malware and Trojan horses and warms into software updates or systematically search for vulnerabilities in our products or in the components we use even before it supplies to us. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. In addition, these events could also result in damage to our reputation which will further negatively impact our business.

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

In the past, we have incurred significant losses and a negative cash flow from operations. Throughout the years 2015 to 2018 we were profitable and recognized positive net income and generated cash flow from operating activities, but in 2020 we were exposed to COVID-19 disruptions and suffered a reduction in our net income and recognized a net loss of $17.1 million and generated positive cash flow from operating activities of $17.2 million and in 2019 we suffered a reduction in our net income and recognized a net loss of $2.3 million and generated negative cash flow from operating activities of $12.9 million. There is no assurance that we will be able to improve such results, which may require the implementation of additional cost reduction measures. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and may impair our financial condition.

Consolidation within our customer base could harm our business.

The increasing trend towards mergers in the telecommunications industry, such as the merger of T-Mobile and Sprint in the United States, has resulted in the consolidation of our current and potential customer base. In situations where an existing customer consolidates with another industry participant, which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Furthermore, during the interim period commencing the announcement until the actual closing or failure to close under such transaction, the parties to the merger or any of them might suspend, delay or cancel new engagements with us or procurement of our products, even if the merger shall not be consumed. Further, consolidation of our customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of the existing or potential customers decreases. Moreover, some of our customers may agree to share networks, resulting in a decreased requirement for network equipment and associated services, and thus a decrease in the overall size of the market. Some network operators share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may expose us to fines and damages and cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in “Internal Control - Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

We are subject to complex and evolving regulatory requirements that may be difficult and expensive to comply with and that could adversely impact our business, results of operations and financial condition.

Our business and operations are subject to regulatory requirements in Israel and may be subject to additional regulatory requirements in other jurisdictions where we operate or where our subsidiaries of offices are located, including, among other things, with respect to government contracts, export controls, trade sanctions, labor, tax, anti-bribery, anti-corruption, and data privacy and protection. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. Moreover, the cross-border nature of our business operations may trigger not only a responsibility to comply with Israeli trade compliance legislation but also a responsibility to comply with certain applicable foreign trade control regulations. Certain such requirements may also vary from the jurisdiction in which we operate to jurisdictions in which our suppliers, customers or resellers are operating. If we or our suppliers fail to obtain any required export licenses, or where existing licenses are revoked or become subject to export restrictions, our ability to manufacture, market and sell our products and services could be adversely affected. Additionally, we may be limited in our ability to transfer or outsource certain aspects of our business to certain jurisdictions, and may be limited in our ability to undertake research, development, or sales activities in certain jurisdictions, or we may be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing or sale or import or export of products, solutions and services, which may adversely affect our business, operations and results. We rely on a global supply chain and on certain marketing channels that may be similarly affected by these regulatory requirements. We cannot assure you that despite our efforts we shall be able to successfully or effectively assure that all of our suppliers, agent and resellers will adhere, or will succeed in making sure that their suppliers or customers adhere, the regulatory requirements flown down to them. Further, these regulatory requirements are subject to change and governments around the world are adopting a growing number of compliance and enforcement initiatives. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, civil penalties, or criminal penalties against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation. While we make efforts to comply with such regulatory requirements, we cannot assure you that we will be fully successful in our efforts, or that that regulatory changes will not negatively affect our ability to develop, manufacture and sell the products, solutions and services we offer.

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

Generally, our products must conform to a variety of regulatory requirements and international treaties established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products, which may not be affected as much from such changes. Delays in allocation of new spectrum for use with wireless hauling communications, such as the E, V, D and W bands in various countries, at prices which are competitive for our customers, may also adversely affect the marketing and sales of our products.

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

In the event that the credit facility is terminated in accordance with its terms, including due to breach of covenants by us, and we shall not be able to secure alternative financing, we could experience a distressed cash flow challenges that could harm our business operations and prospects, results of operations, cash flow and financial position.

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

We occasionally use Open Source codes during our development process. An unintentional breach of Open Source licenses might compel us to publish certain confidential and proprietary codes, incur damages, and result with intellectual property infringement claims that could be expensive and could disrupt our business.

We occasionally use open source software component under open source licenses. As certain open source copyright licenses may be categorized as “copyleft licenses” that place certain requirements and restrictions on users, we maintain a process to assure the use of permissive licenses that guarantee the freedom to use, modify and redistribute, and creating proprietary derivative works, in order to avoid any limitations on our IPs and exposure of confidential proprietary software. Nonetheless, if we shall not correctly monitor and manage those licenses, fail to maintain their terms or otherwise fail in identifying limited open source codes, we might be subject to third party copyright and to reciprocity obligation requiring us to make our code open for use by others as well. Such claims my harm our development efforts and competitive advantage and expose us to copyright infringement claims that could be expensive and could disrupt our business.

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

We continue to explore potential merger and acquisition opportunities within our wireless hauling market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore merger and acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and to diversify our business. However, we are unable to predict whether or when any prospective deals will be completed.

In addition, these strategic transactions involve numerous risks, which can jeopardize or even eliminate the benefits entailed in such transactions, such as:

•

we may not be able to discover, or the target company may fail to provide us with, all relevant information and documents in relation to the transaction, which could lead to a failure to achieve the objectives of acquisition and to a substantial loss;

•

we may fail to reveal that the due diligence materials and documents provided contain untrue statements of material facts or omit to state a material fact necessary to make the statements therein not misleading, hence fail to achieve the objectives of acquisition and suffer a substantial loss;

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

•

there will be increased expenses associated with the transaction, and we may need to use a substantial portion of our cash resources or incur debt in order to cover such expenses; expenses which the combined revenues of the merged companies may not be sufficient to offset;

•

we may generate negative cash flow as a result of such transaction, which may require fund raising that may not be available for us;

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

Risks Relating to Our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. income taxes if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2020. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2021. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2020, the price of our ordinary shares has ranged from a high of $4.91 per share to a low of $0.99 per share. On December 31, 2020 and 2019, the closing prices of our ordinary shares were $2.78 per share and $2.10 per share, respectively. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

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

•

developments concerning material proprietary rights, including material patents;

•

whether we or our competitors receive or are denied regulatory approvals; and

•

global macroeconomic developments, including in connection with the COVID-19 outbreak.

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

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from our business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, which was filed with the District Court of Tel-Aviv, was based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs. Interim proceedings were held with respect to the application of the US Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, following a judgment issued by the Israeli Supreme Court stating that Israeli companies whose shares are dually traded in Israel and in certain foreign stock exchange, will be subject to the listing rules in the foreign jurisdiction. To date, the parties await a decision in those proceedings. (see below in Item 8. “FINANCIAL INFORMATION” – Legal Proceedings”).

If we sell ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price paid for our ordinary shares by our shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders would experience additional dilution and, as a result, our share price may decline.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities with or without additional securities convertible or exchangeable into ordinary shares. Whether or not we issue additional shares at a discount, any issuance of ordinary shares will, and any issuance of other equity securities may, result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline. New investors could also gain rights, preference and privileges senior to those of our shareholders, which could cause the price of our ordinary shares to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our ordinary shares to decline.

Risks Relating to Operations in Israel

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

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with Egypt, Jordan, UAE, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries.

Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years.

Israel is engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel.

Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

In addition, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), maintains a military presence in Syria, and is viewed as a strategic threat to Israel in light of its nuclear program. The assassinations of Iran’s senior generals Qassim Soleimani by the U.S. military and Mohsen Farichasde which to Iran belief is associated to Israel, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which is positioned alongside Israel’s northern border.

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

Our business may also be affected by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodical obligation to perform reserve military service, until they reach the age of 40 (or older, for reservists with certain occupations). During times of a military conflict, these employees may be called to active duty for longer periods of time. In response to the increase in violence and terrorist activity in the past years, there have been periods of significant call-ups for military reservists and it is possible that there will be further military reserve duty call-ups in the future. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

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

In prior years we have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a significant portion of our research and development expenditures in Israel. Unless otherwise agreed by IIA, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder (the “R&D Law”) with respect to technologies that were developed using such grants (the “Financed Know-How”), including an obligation to repay such grants from consideration received from sales of products which are based on the Financed Know-How, if and when such sales occur and if applicable in accordance with the grant plan or under the agreements entered into between the Company and IIA.

In accordance with certain grant plans, in addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior approval may be subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

For more information regarding the restrictions imposed by the R&D Law and regarding grants received by us from the IIA, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority.”

The tax benefits to which we are currently entitled from our approved enterprise program, require us to satisfy specified conditions, which, if we fail to meet, would deny us from these benefits in the future. Further, if such tax benefits are reduced or eliminated in the future, we may be required to pay increased taxes.

The Company has certain capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). When we begin to generate taxable income from these approved enterprise programs, the portion of our income derived from these programs will be tax exempt for a period of two years. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under the Encouragement Law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and on the amount of any taxable income that we may earn in the future.

In addition, the Israeli government may reduce, or eliminate in the future, tax benefits available to approved enterprise programs. Our Approved Programs and the resulting tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax rate benefit reduction, and the amount of any taxable income that we may earn in the future. For a description of legislation regarding “Preferred Enterprise” see Item 10. “ADDITIONAL INFORMATION”.

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

In addition, we are permitted to follow certain home country corporate governance practices and laws in lieu of certain Nasdaq Rules applicable to U.S. domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices rather than the Nasdaq Rules that would otherwise apply to a U.S. domestic issuer, may provide less protection to investors. For the list of the specific exemptions that we have chosen to adopt, please see “Item 16G. CORPORATE GOVERNANCE”.

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

Provisions of Israeli law may delay, prevent, or make undesirable an acquisition of all or significant portion of our shares or assets.

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders, if the country of residence of such shareholder does not have a tax treaty with Israel (thus not granting relief from payment of Israeli taxes). With respect to mergers, Israeli tax law provides tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction, during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B. - Mergers and Acquisitions under Israeli Law”.

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

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law, our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920, and our telephone number is +972-3-543-1000. Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

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

Ceragon’s innovative technology related to the transition from Wireless SDH to Wireless IP, and the further transition to compact multi-core all-outdoor wireless backhaul solutions, assisted in positioning Ceragon as a leader in the global wireless hauling market, and we expect that it would have potentially positioned us to benefit from new wireless generation transitions such as the current 5G evolution.

In preparation for the transition from 4G to 5G technologies, we have begun planning the roll-out of new 5G-supporting products. In 2019, we introduced the market-first “disaggregated wireless hauling” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses. Currently, we are investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset to be incorporated in products expected to be introduced in 2022.

The term ‘wireless hauling’ refers to various types of network connectivity signaling and network protocols which vary in speeds and include (i) backhaul - used in 4G, 5G and earlier generations of mobile networks to send data packets between the network and the base-stations and between the base-stations to other network elements, and (ii) fronthaul - used in 4G and 5G networks to send radio signal values between building blocks of the base station, which can be separated from another across geographic site locations to achieve network efficiencies in some network scenarios.

Wireless hauling offers network operators a cost-efficient alternative to wire-line connectivity between network nodes at different sites, mainly fiber optics. Support for high broadband speeds and very large numbers of devices, means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless hauling links can also be set up much faster and at a fraction of the cost of fiber solutions. On the operator’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

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

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, wireless hauling network audit and optimization, and training. To enable delivery of turn-key solutions to our customers, in addition to providing roll-out services, we have partnered with other third party providers of technologies complementary to our own. Our offering includes technologies such as: Unlicensed Point-to-Point, Private LTE, Licensed/unlicensed Point-to-Multipoint, IP/MPLS and others. This allows us to better cover our customers’ end-to-end needs and increases the level of stickiness with these customers. Our services include powerful project management tools that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a fast time-to-revenue. Our experienced teams can deploy hundreds of wireless hauling links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

Designed for any network scenario, including risk-free flexible migration from current and legacy network technologies and architectures to evolving standards and network hauling scenarios, our solutions provide ultra-high speed connectivity at any distance, be it a few kilometers or tens of kilometers, and even longer, over any available spectrum (or combinations of available spectrum bands) and in any site and network architecture. Our solutions support all wireless access technologies, including 5G-NR NSA, 5G-NR SALTE, HSPA, EV-DO, CDMA, W-CDMA, WIFI and GSM as well as Tetra, P.25 and LMR for critical communications. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from a monolithic base-station architecture to an open RAN architecture, utilizing vertical and horizontal disaggregation, allowing them extra flexibility, scalability and efficiency, thereby meeting the increasing demand of a growing number of connections of any type for consumers and enterprises with growing needs for mobile and other multimedia services, and a growing number of machines or IoT devices such as street surveillance devices or meters.

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety organizations, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 404 service providers of all sizes, as well as in hundreds of private networks, in more than approximately 155 countries.

Wireless Hauling; Short-haul, Long-haul and Small Cells Hauling

Today’s cellular networks are predominantly based on 4G technologies. These networks constantly undergo expansion of coverage, densification with additional sites to cater to higher demands for speeds and to make more services available per given area. According to recent publications and as of the fourth quarter of 2020, 5G subscriptions with a 5G-capable device grew by more than 70 million during the quarter, lifting the total to above 220 million. Approximately 130 communications service providers have now launched commercial 5G services. These investments in 5G radio network infrastructure, and consequently, associated wireless hauling, are expected to gradually increase during the next several years. In order to allocate spectrum resources for 4G and 5G, some operators are shutting down their 2G and/or 3G network (a “network sunset”) in order to re-allocate radio access network frequency bands to 4.5 and 5G services. These market dynamics of network expansion and densification, have resulted in higher demand for wireless hauling capacity, at increased density, accommodating sophisticated services over the network at far higher volume than available up to recent years. Such services include the many 5G use cases, which among others include enhanced mobile broadband, mission critical services, IoT & Industrial IoT (Industry 4.0, or “IIoT”), Gigabit broadband to homes, multi Gigabits services to enterprises and more.

The wireless hauling market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless hauling solution that will meet their wireless hauling needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as “best-of-breed”. The other market segment is characterized by operators that do not select the wireless hauling solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless hauling equipment. Operators in this segment of the market rely on the network solution providers to choose wireless hauling as part of the full end-to-end solution while often compromising on performance and optimization of the network and other resources, as see it as a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as “bundled-deals”.

Ceragon serves the “best-of-breed” segment of the market and specializes in a range of solutions, which to the Company’s belief, provide high value for our customers including:

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

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission for evolving cellular networks, providing 155 Mbps at 38 GHz in 1996 and numerous microwave and millimeter-wave technology innovations thereafter. Since 2008, Ceragon has invested in pioneering the multicore™ technology focusing on addressing the multiple wireless hauling challenges of 4G and 5G services. This technology is at the core of Ceragon’s in-house developed chipsets for wireless hauling, now in their Fourth generation, which enable Ceragon to design and offer vertically integrated solutions. This vertical integration enables Ceragon to provide higher flexibility, better performance, and improved time-to-market. With the first products based on multicore™ technology introduced to the market in 2013, Ceragon has enabled dual-core radios and far advanced capabilities, such as Line-of-Sight Multiple Input Multiple Output (LoS MIMO), which allows efficient use of spectrum where congestion of frequencies exist, Advanced Frequency Reuse (AFR), which allows massive network densification and Advanced Space Diversity, which eliminates the use of multiple antennas in various network scenarios, thereby accelerating network deployment and reducing total cost of ownership.

In 2019, Ceragon introduced the market-first “disaggregated wireless hauling” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce capital and operating expenses, and in 2020 we secured certain 9 5G design wins with leading operators around the globe.

Ceragon is currently investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset, expected to be available in 2021, offering industry-leading performance and capacity.

Industry Background

The market demand for wireless hauling is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. The year 2020 brought with it a mass exodus to the online world and created an urgent need for more network capacity, pushing operators and service providers to accelerate their 5G plans. As 2021 unfolds, we find ourselves at the cusp of a global wireless generation transition – from 4G to 5G.

The main catalyst for the wireless hauling evolution has been the adoption of new mobile services across the globe. This evolution generates higher capacity and cost-efficient architectures, based on IP/Ethernet technologies in a developing set of network scenarios and architectures.

•

In 4G, the fronthaul transport network connects Remote Radio Heads (RRHs) to distant centralized/cloud Baseband Units (BBUs), while backhaul connects BBUs back to 4G Evolved Packet Core (EPC). In 5G, the New Radios (NR) are connected to the BBU, which can be disaggregated into a Central Unit (CU) and a Distributed Unit (DU). The new midhaul interconnects the CU to the DU via a new, standardized 3GPP interface.

•

There was a try to shift the industry with a move to open 4G fronthaul networks. While based on a Common Public Radio Interface (CPRI) specification, these fronthaul networks ended up being closed and proprietary. MNOs were forced to buy RRHs and BBUs from the same vendor and to transport fronthaul traffic over costly, and often unavailable, dark fiber due to CPRI’s very high (and inefficient) capacity and stringent latency requirements. We believe that 5G technologies have the potential of changing this inefficiency.

•

With help from organizations such as the operator-led O-RAN Alliance, 5G fronthaul and midhaul network interface specifications are open and defined in a structured format. This allows MNOs to purchase RUs, DUs, CUs, and the associated transport networks between them, from anyone. We believe that this presents new market opportunities for Ceragon’s leading wireless hauling solutions.

Rapid subscriber and connections growth and the proliferation of advanced end devices, driven mainly by video content, have significantly increased the amount of traffic that must be carried over a cellular operator’s hauling infrastructure. COVID-19 has further accelerated this trend. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. The proliferation of industrial, security and metering devices through IoT technologies, and implementation of new 5G network architectures is also expected to increase the total capacity and coverage that is needed to be transported throughout networks and put additional strain on network capacity, requiring even higher capacity wireless backhaul and fronthaul connectivity.

With the growth in adoption of 4G and the accelerated pace of adoption of 5G, which require even higher network speeds and wireless backhaul capacity, in particular, cellular operators are seeking strategies, using new technologies, which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, which are key for network slicing:

•

Approximately 130 communications service providers have already launched commercial 5G services. When fully deployed, 5G networks are expected to serve 1,000-fold increase in connections compared to 4G networks. Service rates will range up to 1Gbps. The need for supporting 5G service capacities, along with the support of large-scale deployment of IoT devices in networks, will require wireless hauling with higher capacity and scalability to support a variety of 5G use-cases.

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

The wireless hauling domain of the network will require adaptation to these industry trends by enabling far higher capacities, with ultra-low latency for high service quality, simple service creation and optimization to cope with the influx of a thousand-fold increase in the number of services compared to 4G networks, and a high degree of wireless resources optimization (spectrum and other) that will be incorporated within the wireless hauling network infrastructure.

Cellular Operators

In order to address the strain on backhaul and fronthaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital and labor-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul and fronthaul capacity. Supporting data rates of 1 Gbps and above (backhaul) and 10Gbps and above (fronthaul) over a single radio unit, wireless hauling solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul and fronthaul costs.

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

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity backhaul is essential for ensuring continuous delivery of rich media service across their high-speed data networks. If the backhaul network and its components do not satisfy the wireless broadband service providers’ need for cost-effectiveness, resilience, scalability or ability to supply enough capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these backhaul systems, many broadband service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

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

Wireless vs. Fiber Hauling

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In other scenarios, high-capacity wireless connectivity using microwave and millimeter-wave technologies (wireless hauling), is significantly more cost efficient. Wireless hauling is taking a significant role in 4G network densification and is expected to take a significant role in the transition to 5G rollout as a result of ease and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

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

License exempt spectrum can be categorized into two main categories: 1) 57 – 66GHz millimeter-wave band, known as the v-band spectrum and operating at very wide channel bandwidths, up to 2,000MHz and capable of delivering 10Gbps bi-directional capacity (FDD). The use of v-band spectrum requires the existence of a line of sight between the sites, allows the achievement of high availability connectivity because of the narrow beam characteristics of the radio signal and provides the highest capacity when operating in a point-to-point communication mode. Additional V-band solutions include point-to-multipoint and mesh networks architectures which provide up to 4Gbps aggregate capacity and their primary use is for access services to end-users with limited capacity of backhaul operating within the access service spectrum (in-band backhaul); and 2) sub 6GHz license-exempt spectrum, operating at narrow channel bandwidths of up to 80MHz and delivering up to 500Mbps bi-directional capacity (FDD), typically in point-to-multipoint network architecture. The use of sub 6GHz spectrum allows for non, or near, line of sight connectivity between the sites and facilitates an economic and flexible rollout model, at the expense of achieving modest capacity, as specified above. License exempt V-band and sub 6GHz bands are more vulnerable to interference as a result of the uncoordinated use of the spectrum.

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

•

5G will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures will require higher capacity, lower latency networks and in particular higher hauling capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless hauling solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

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

As an example, our FibeAir IP-20C, which is a complete wireless backhaul node, can quadruple the link capacity over a single frequency channel when compared to the capacity that can be achieved over the same single frequency channel by other vendors’ single channel solutions. This IP-20C node has nearly the same footprint as our older generation RFU-C which is a single-channel radio unit that Ceragon provides, and is not a full system, but only the RF module of the product. This achievement could not have been possible without our full control of the entire design and production process.

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

Our Products

Our portfolio of products utilizes microwave and millimeter-wave radio technologies that provide our customers with a wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of some or all of the following four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave and millimeter-wave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM, Ethernet and IP/MPLS.

We offer our products in four configurations: All-outdoor, split-mount, all-indoor, and disaggregated hauling.

•

All-outdoor solutions combine the functionality of both the indoor and outdoor units in a single, compact device. This weather-proof enclosure is fastened to an antenna, eliminating the need for rack space or sheltering, as well as the need for air conditioning.

•

Split-mount solutions consist of:

➢Indoor units which are used to process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wire-line networks.

➢Outdoor units or Radio Frequency Units (RFU), which are used to control power transmission, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial or Cat-5 baseband cables.

•

All-indoor solutions refer to solutions in which the entire system (indoor unit and RFU) reside in a single rack inside a transmission equipment room. A waveguide connection transports the radio signals to the antenna mounted on a tower. All indoor equipment is typically used in long-haul applications.

•

Disaggregated wireless hauling solutions offer a single radio suitable for all-outdoor, a split-mount scenario, and a networking unit, which provides versatile and scalable hardware options based on merchant routing silicon and will also provide routing capabilities that are radio technologies aware.

•

Pointing accuracy solutions for high movement environments. These are advanced microwave radio systems for use on moving rigs/vessels where the antenna is stabilized in one or two axes, azimuth or azimuth/elevation.

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

SDN (Software Defined Network) solution

As the mobile industry progresses towards the 5G era, SDN is becoming more important for operators. SDN allows the operators to have a complete, multi-technology, multi-vendor view of their network and apply optimization and predictive maintenance instructions in real time. The SDN concepts and values fit well the openness and disaggregation principles our customers are seeking. We offer our customers a wide variety of SDN supporting products and tools:

•

SDN Controller – Ceragon’s SDN Master is a complete controller supporting SDN protocols that can monitor and control Ceragon’s products in an SDN environment. The SDN Master can work as a ‘standalone’ controller, or as part of an SDN solution managed by a higher level SDN controller offered by a third-party vendor (sometimes referred to as an SDN Orchestrator), allowing full flexibility to our customers.

•

SDN support in our wireless hauling products - all Ceragon IP-20 and IP-50 products support the needed SDN protocols allowing the operator to manage these products with Ceragon SDN controllers but also with third part SDN controllers, again, allowing full flexibility to our customers.

•

SDN applications – SW tools with significant impact on our customers TCO (total cost of ownership), network availability, and fast network rollout. These applications enable operators to increase their network efficiency and effectiveness with operational optimization and automatization capabilities. With the SDN technology, Ceragon SW solutions are entering into the cloud domain allowing multiple open and flexible deployment scenarios for our customers.

•

IP-100 Platform - Ceragon is currently investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset expected to be available in 2021, offering industry-leading performance and capacity. We are already designing the first IP-100 products using that chipset that will significantly increase our wireless hauling products capabilities in terms of higher capacity, lower latency, lower physical size and power consumption and more. These capabilities will make the IP-100 platform the optimize choice for existing and new use cases in the 5G mobile market. The IP-100 platform will expand Ceragon products coverage beyond the MW bands, V-Band and E-Band range (4-86 GHz) and will include W-band (up to 110 GHz) and D-band (up to 170 GHz) products.

Our IP-based network products use native IP technology. Our hybrid products use our hybrid concept, which allows them to transmit both native IP and native circuit-switched TDM traffic simultaneously over a single radio link. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems require vis versa. This approach increases efficiency and decreases latency. Our products provide effectively seamless migration to gradually evolve the network from an all circuit-switched and hybrid concept to an all IP-based packet.

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

Our Customers

We have sold our products, directly and through a variety of channels, to over 404 service providers and more than 850 private network customers in more than approximately 155 countries. Our principal customers are wireless service providers that use our products to expand hauling network capacity, reduce hauling costs and support the provision of advanced telecommunications services. In 2020, we continued to maintain our position as the number one wireless hauling specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2020, customers from the Europe region contributed 17% of total yearly revenue. Our sales in Latin America and Africa in 2020 were 18% and 9% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2020 were 18%, 14% and 24%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
Region	2018	2019	2020
North America	12%	15%	14%
Europe	11%	15%	17%
Africa	7%	9%	9%
India	38%	17%	24%
APAC (excluding India)	14%	19%	18%
Latin America	18%	25%	18%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including services and supporting functions, includes approximately 630 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together accounted for approximately 7% of our revenues in 2020. System integrators, distributors and resellers accounted for approximately 18% of our revenues for 2020. We are focusing our efforts on direct sales, which accounted for approximately 75% of our revenues for 2020. We also plan to develop additional strategic relationships with equipment vendors, global and local system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Marketing plays an important role in promoting Ceragon’s products, solutions and services, and ultimately establishing its leadership and differentiation in the market. Ceragon’s key marketing activities include the following:

•

Proactively planning and executing marketing campaigns and developing content as well as communications material to promote the Ceragon products, solutions and services to customers and prospects over the entire course of the sales-cycle. Activities include advertising, e-mail, press releases, newsletters, marketing collateral (white papers, e-books, brochures, case studies, etc.), blogs, promotional videos and more. This content is produced and written with search engine optimization in mind to ensure Ceragon high ranking in customer organic search results.

•

Organizing and running exhibitions, seminars and events. This goes far beyond the mere planning the logistics of the event, but customizing messaging for target audience, creating event materials, such as displays, presentations, animated videos, demos, and most importantly promoting the event to customers and prospects to ensure successful attendance and secure customer meetings.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2020, our research, development and engineering staff consisted of 247 employees. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

•

for the standard character mark Ceragon Networks in the United States and Israel;

•

for the standard character mark Ceragon Networks in Canada;

•

for the standard character mark CERAGON in Morocco, Malaysia, Indonesia, Japan, Russia, Israel, Mexico, the United States, South Africa, the Philippines, Argentina, Venezuela, Peru, Canada, Nigeria, Brazil and Colombia and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Korea, Switzerland, Croatia, Norway, Russia, China, Ukraine, CTM (European Union), Turkey, Singapore, and Macedonia);

•

for our design mark for FibeAir in the United States, Israel and the European Union;

•

for the standard character mark FibeAir in the United States;

•

for the standard character mark CeraView in Israel and the European Union.

We have pending trademark applications for the standard character mark CERAGON in India, and International Registration (protection pending in Egypt, Kenya and Vietnam).

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist in the future - especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

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

We also expect consolidation pressure to continue as the wireless equipment market continues to be highly competitive and, as a result, we face price pressures. We expect to continue to be a leader in the “best-of-breed” market segment of the wireless hauling market in terms of market share, technology and innovation, providing significant value to our customers.

Further market dynamics may drive some operators, which seek “best-of-breed” solutions, to seek “bundled” network solutions from the generalists. This trend may put an additional strain on our competitiveness.

We believe we compete favorably based on:

•

The diversification of our technologies and capabilities, which allows flexible vertical integration options, including the development of the core technology – RFIC and modems, including SoC (System on Chip);

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

•

our deign to cost structure;

•

our time-to-market advantage, due to having our own technology and our own chipsets;

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

The Israel Innovation Authority.

The government of Israel encourages research and development projects in Israel through the IIA, formerly known as the Israeli Office of Chief Scientist, pursuant to the provisions of the R&D Law and subject thereto. We received grants from the IIA for several projects and may receive additional grants in the future.

Under the terms of certain IIA plans, a company may be required to pay royalties ranging between 3% to 6% of the revenues generated from its products or services incorporating know-how developed with, or are a derivative of, funds received from the IIA (“IIA Products”), until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999).

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

In December 2006, we entered into an agreement with IIA (then the Office of the Chief Scientist at the Ministry of Economy) to conclude our research and development grant programs sponsored by the IIA. Under the agreement, we were obligated to repay the IIA approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the IIA approximately $7.4 million to retire all the debt remaining from this agreement.

Generic Program Grants. In each of 2013 and 2014 we received approval for a new R&D grant from the IIA in amounts of approximately $0.7 million and $0.9 million respectively, under a generic program (the “Generic Plan”). Additionally, and under such plan, in 2015 we received approval for new R&D grants in the amount of approximately $0.6 million, and in 2016, 2017 and 2018 we received approval for grants in a total amount for the three years, of approximately $1.4 million. In 2019 and 2020 we received approval for additional grants under the Generic Plan, in the frame of which we expect to receive a total amount of approximately $ 1.3million. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan may apply, under certain conditions, to a recipient of the technology or knowhow developed with the Generic Plan, to the extent such is sold and/or transferred, while the Company’s self sales of its products without such transfer, do not bear royalty payment obligations. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

Magnet Program Grants. In March 2014, we participated in two “Magnet” Consortium Programs (the “Magnet Programs”) sponsored by the IIA. Under the Magnet Programs, which is intended to support innovative generic industry-oriented technologies, we cooperated with additional companies and research institutes. In the years 2016, 2017 and 2018 we received an approval from the IIA for a sum of $3.8 million in the aggregate, under the Magnet Programs. The R&D Law applies to the Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs’ internal agreements between the consortium members may apply.

Other Plans and Programs.

In 2020 we joined as a member to an Industrial consortium called “WIN – Wireless Intelligent Networks Consortium” under a MAGNET consortium. In the framework of this project we (Ceragon only) received an approval for a grant of approximately $0.6 million for the period from March 2020 until September 2021. In May 2021 we intend to submit an application for the second stage of the project and expected to receive an additional amount of approximately $0.6 million (and, in the aggregate, grant of approximately $1.2 million under the MAGNET consortium.

In 2020 we signed with Ariel University a Research and License Agreement under the MAGNETON Plan. In the framework of this project the IIA approved to grant us an amount of $0.3 million for the year 2020. In 2021 the IIA is expected to approve an additional amount we are expected to receive an additional of $0.3 million for the year 2020.

In 2020 we submitted an application under the Promoting Applies Research in Academia (NOFAR). Under this project (if will be approved by the IIA), we support a development plan of Ariel University and fund 10% of this plan (the IIA grants the other 90%). Under this plan, we will not get any grant from the IIA.

The WIN, MAGNETON and NOFAR programs do not bear royalty payment obligations to the IIA, but may be subject to certain commercial arrangements among the participants thereof.

At the end of 2021, the publication of the LIBOR is scheduled to cease and alternative interests will be applied on, among other things, the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this annual report on Form 20-F, as the IIA has not yet published the alternative interest that will be applied by it, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

C. Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest
Ceragon Networks, Inc.	New Jersey	100%

Ceragon Networks (India) Private Limited	India	100%

D. Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments are planning to relocate to their new site at Nitsba Park at Rosh Ha’Ain, Israel. To date, we are in transition and hold leased facility of approximately 57,000 square feet of office space and approximately 9,000 square feet of warehouse space, in Tel Aviv, Israel. The lease of this space will expire on March 31, 2021. As mentioned above, we are in the process of relocating to a leased facility of approximately 66,600 square feet of office space and approximately 5,800 square feet of warehouse space at Nitsba Park at Rosh Ha’Ain, Israel, under a long-term lease agreement expiring in 2031. Due to, among other things, the effect of COVID-19 and the travel and partial lockout restrictions which were imposed by the State of Israel in order to cope with the spread of COVID-19, as well as other project delays, the transition timetable was longer than expected.

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

For a discussion of our results of operations for the year ended December 31, 2018, including a year-to-year comparison between 2019 and 2018, and a discussion of our liquidity and capital resources for the year ended December 31, 2018, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

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

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 404 service providers, as well as more than 850 private network owners, in over approximately 155 countries.

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

•

5G will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures will require higher capacity, lower latency networks and in particular higher hauling capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless hauling solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

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

•

Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2019 and 2020, 17.4% and 23.6%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

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

In 2019, revenues increased all over the world, except for India, which experienced a major decrease in revenues. The increase in revenues was mainly in Latin America and APAC. In 2020, revenues decreased due to the impact of COVID-19 on our business, especially in Latin America. We were also impacted to a lesser extent by revenue decreases in APAC, North America and Africa, and revenue increases in India and Europe.

In addition, the COVID-19 pandemic has adversely affected the industry trend, while creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the spread of the COVID-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures dramatically affect our ability and the ability of other vendors, suppliers, operators and industries in this market to conduct their business effectively, including, but not limited to adverse effect on employees health, increase in lead times and shipping costs, a slowdown of manufacturing, commerce, delivery, work, travel, collect payments and other activities which are essential and critical for maintaining on-going business activities. Despite the recent vaccine solutions and population vaccination efforts, there is still uncertainty around the vaccination timetable and efficiency, spread of new variants of COVID-19, the relaxation of protective measures and duration of the limitation on the ability to travel, sell, distribute and install products and other disruptions to our operations, all of which would have a negative impact on the market trend detailed above. In addition, the duration of these effects have macro and micro negative effects on the financial markets and global economy which might adversely affect our business.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing facilities, estimated warranty costs, costs related to management of our manufacturing facilities, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

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

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for credit loss (doubtful debts) and other general corporate expenses.

Financial expenses and others, net. Our financial expenses and others, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, other fees and commissions paid to banks, actuarial losses and other expenses.

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition;

•

Inventory valuation; and

•

Provision for credit loss (doubtful debts).

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

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, software products and licenses, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates and adjustments, to determine the net consideration which the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation, based on their relative standalone selling price. Revenue from tangible products is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

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

Provision for credit loss. We are exposed to credit losses primarily through sales to customers. Our provision for credit loss methodology is developed using historical collection experience, current and future economic and market conditions and a review of the current balances status. The estimate of amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies. Additionally, a specific provision is recorded for customers that have a higher probability of default.

Impact of recently adopted accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard became effective for the Company beginning January 1, 2020. The Company recorded a cumulative-effect adjustment to its retained earnings as of January 1, 2020 in the amount of $0.7 million.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2020 with no material impact on its consolidated financial statements.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2019	2020
Revenues	100.0%	100.0%
Cost of revenues	66.1	71.2
Gross profit	33.9	28.8
Operating expenses:
Research and development, net	9.4	11.8
Selling and marketing	13.8	12.6
General and administrative	8.1	7.3
Total operating expenses	31.3	31.7
Operating income (loss)	2.6	(2.9)
Financial expenses and others, net	2.3	2.2
Taxes on income	0.9	1.0
Equity loss in affiliates	0.2	0.4
Net loss	(0.8)	(6.5)

Year ended December 31, 2019 compared to year ended December 31, 2020

Revenues. Revenues totaled $262.9 million in 2020 as compared to $285.6 million in 2019, a decrease of $22.7 million, or 7.9%. Revenues in Latin America decreased to $46.7 million in 2020, from $71.4 million in 2019. Revenues in APAC decreased to $47.7 million in 2020, from $53.9 million in 2019. Revenues in North America decreased to $38.2 million in 2020, from $42.5 million in 2019. Revenues in Africa decreased to $23.5 million in 2020, from $25.6 million in 2019. Revenues in Europe increased to $44.8 million in 2020, from $42.4 million in 2019. Revenues in India increased to $62.0 million in 2020 from $49.7 million in 2019.

Cost of Revenues. Cost of revenues totaled $187.2 million in 2020 as compared to $188.7 million in 2019, a decrease of $1.5 million, or 0.8%, attributed mainly due to:

•

A decrease of $2.2 million relates to employees’ costs and travel expenses due to COVID-19 and the related restrictions.

•

Decrease of $1.0 million relates to import tax relief that was recorded during the year.

•

Decrease of $0.2 million relates to lower material costs, primarily due to lower volume of revenues; while

•

Partially offset by $1.8 million due to higher shipping and storage costs with a major increase in air freight costs as well as increase in services costs from subcontractors primarily as a results of the COVID-19 environment.

•

Gross Profit. Gross profit as a percentage of revenues decrease to 28.8% in 2020 from 33.9% in 2019. This decrease is mainly attributed to lower revenues and high supply chain costs with an increase in air freight costs, higher material costs as a result of COVID-19 environment and a less favorable geographical and customer mix.

Research and Development Expenses, Net. Our net research and development expenses totaled $31.0 million in 2020 as compared to $26.8 million in 2019, resulting in an increase of $4.2 million, or 15.7%. The increase was mainly as a result of $3.1 million in salaries, subcontractors and related expenses, an increase of $1.8 million write-off of intangibles and an increase of $0.6 million due to software and hardware maintenance expenses, offset by a decrease due to deferral of $1.0 million of expenses associated with a development project we do in collaboration with a business partner and $0.2 million in IIA (Israel Innovation Authority) grants.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses increased to 11.8% in 2020 compared to 9.4% in 2019.

Selling and Marketing Expenses. Selling and marketing expenses totaled $33.0 million in 2020 as compared to $39.5 million in 2019, a decrease of $6.5 million, or 16.5%. This decrease was primarily attributed to the decrease of approximately $2.4 million in travel costs, a decrease of $1.3 million in commission expenses, a decrease of $1.6 million in salary and related expenses, and a decrease of $1.2 million in events and related expenses. Due to the COVID-19 pandemic, the volume of trade show and exhibit expenses and travel expenses out of the overall selling and marketing expenses was reduced compared to the same period in previous years, while certain resources were reallocated towards remote selling tools. As a percentage of revenues, selling and marketing expenses were 12.6% in 2020 compared to 13.8% in 2019.

General and Administrative Expenses. General and administrative expenses totaled $19.2 million in 2020 as compared to $23.3 million in 2019, a decrease of $4.1 million, or 17.6%. The decrease was primarily due to a decrease of $1.6 million related to expenses associated with certain strategic initiatives, a decrease of $1.7 million related to salary and employee related, a decrease of $0.5 million related to credit losses, a decrease of $0.2 million related to consultants' fees and a decrease of $0.1 million in other general and administrative expenses. As a percentage of revenues, general and administrative expenses were 7.3% in 2020 compare to 8.1% in 2019.

Financial expenses and others, Net. Financial expenses and others, net totaled $5.9 million in 2020 as compared to $6.5 million in 2019, a decrease of $0.6 million, or 9.2%. This decrease was mainly attributable to a decrease of $0.8 million resulting from bank guaranties returned to the Company, a decrease of $0.8 million in interest expenses, offset by an increase of $0.8 million of bank commissions and an increase of $0.3 million related to exchange rate differences. As a percentage of revenues, financial expenses and others, net were 2.2% in 2020 compared to 2.3% in 2019.

Taxes on income. Tax expenses were $2.6 million in 2020 as compared to tax expenses of $2.5 million in 2019, resulting in an increase of $0.1 million. This increase was mainly attributable to an increase of $0.2 million of deferred taxes offset by a decrease of $0.1 million in unrecognized tax benefits.

Net loss. In 2020, the Company had $17.1 million in net loss as compared to net loss of $2.3 million in 2019. As a percentage of revenues, net loss was 6.5% in 2020 compared to net loss of 0.8% in 2019. The decrease was attributable primarily to lower revenues and lower gross profit, partially offset by lower operating expenses and financial expenses and others, net.

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

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the VEB (Venezuelan Bolivar), NGN (Nigerian Naira) and the ARS (Argentine Peso). We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.” QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Transactions and balances in currencies other than U.S. dollars are re-measured into U.S. dollars according to the principles in ASC Topic 830, “Foreign Currency Matters.” Gains and losses arising from re-measurement are recorded as financial income or expense, as applicable.

Effects of Government Regulations and Location on the Company’s Business

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see Item 4. “Information on the Company – Business Overview – Conditions in Israel” and the “Risks Relating to Operations in Israel”.

B.Liquidity and Capital Resources

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

The last amendment was signed in June 2020 by one year, until June 30, 2021. Furthermore, the amendment includes a decrease in bank guarantees credit lines of $15 million to $70 million, an increase in Credit Facility for loans of $10 million to $50 million. In addition, $60 million in allowed letter of credit discounting activities with three specific customers, and $20 million in receivables factoring permitted under the agreement, have remained unchanged. The amendment also includes changes in definitions in the Credit Facility agreement related to insolvency and bankruptcy conditions.

As of December 31, 2020, we utilized $5 million of the $ 50 million credit line available for short term loans. During 2020, the credit lines carry interest rates in the range of Libor+2.1% and Libor+2.6%.

The Credit Facility is secured by a floating charge over all of our assets as well as several customary fixed charges on specific assets.

Repayment under the Credit Facility can be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2020 and 2019, we met all of our covenants.

In the year ended December 31, 2020 our capital expenditures were $6.5 million, primarily for the development of our new IP-50 product families and its production lines.

As of December 31, 2020, we had approximately $27.1 million in cash and cash equivalents.

In 2020, our $17.2 million in cash provided by operating activities was affected by the following principal factors:

•

$12.9 million of depreciation and amortization expenses;

•

$9.9 million decrease in inventories;

•

$3.9 million increase in trade payables, other accounts payable and accrued expenses;

•

$3.0 million increase in deferred revenues paid in advance;

•

$2.7 million decrease in trade and other receivables, net;

•

$1.7 million share-based compensation expenses; and

•

$0.5 million accrued severance pay and pensions, net.

These factors were offset mainly by:

•

our net loss of $17.1 million; and

•

$0.2 million increase in deferred tax assets, net.

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

Net cash used in investing activities was approximately $6.5 million for the year ended December 31, 2020, as compared to net cash used in investing activities of approximately $13.9 million for the year ended December 31, 2019. In the year ended December 31, 2020, our purchase of property and equipment amounted to $6.1 million in addition to purchase of intangible assets of $0.4 million. In the year ended December 31, 2019, our purchase of property and equipment amounted to $11.6 million in addition to purchase of intangible assets of $3.3 million, partially offset by proceeds from bank deposits of $1.0 million.

Net cash used in financing activities was approximately $7.4 million for the year ended December 31, 2020, as compared to approximately $15.2 million net cash provided by financing activities for the year ended December 31, 2019. In the year ended December 31, 2020, our net cash used in financing activities was primarily due to our repayment of a bank loan of $8.6 million offset by proceeds from share option exercises of $1.2 million. In the year ended December 31, 2019, our net cash provided by financing activities was primarily due to proceeds of a bank loan of $14.6 million and proceeds from share options exercise of $0.6 million.

For more details concerning the Company’s commitments, please see below ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - F. Tabular Disclosure of Contractual Obligations”.

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

C.Research and Development

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2020, our research, development and engineering staff consisted of 247 employees. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

Intellectual Property

For a description of our intellectual property see Item 4. “INFORMATION ON THE COMPANY – B. Business Overview - Intellectual Property”.

D.Trend Information

For a description of the trend information relevant to us see discussions in Parts A and B of Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

E.Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

F.Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations[1]	7,845	3,286	3,345	626	588
Purchase obligations[2]	20,750	20,750	-	-	-
Other long-term commitment[3]	5,733	191	320	300	4,922
Uncertain income tax positions[4]	2,421	-	-	-	2,421

Total	36,749	24,227	3,665	926	7,931

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2020 was approximately $8.7 million, of which approximately $6.0 million was funded through deposits in severance pay funds, leaving a net commitment of approximately $2.7 million. In addition, the commitment includes a net amount of approximately $3 million in pension accruals in other subsidiaries, mainly in Norway.

(4)

Uncertain income tax position under ASC 740-10, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15i of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740-10.

Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table lists the name, age and position of each of our directors and executive officers during the year 2020 and as of the date of this annual report:

Name	Age	Position
Zohar Zisapel	72	Chairman of the Board of Directors
Meir Sperling(1)	72	Director
Shlomo Liran(1)	70	Director
Yael Langer	56	Director
Avi Berger (1)	58	Director
Avi Eizenman(1)	64	Director
Ira Palti	63	President and Chief Executive Officer, Director
Ran Vered	42	Chief Financial Officer
Oz Zimerman	57	Executive Vice President, Global Corporate Development
Shai Yaniv(2)	50	Executive Vice President Marketing & 5G Business Development
Erez Schwartz	57	Executive Vice President Products
Guy Toibin	49	Executive Vice President Chief Information Officer (CIO), IT
Muki Bourla	47	Executive Vice President Global Delivery
Zvi Maayan	54	Executive Vice President, General Counsel & Corporate Secretary
Michal Goldstein	50	Executive Vice President, Global Human Resources
Ram Prakash Tripathi	54	Regional President, India
Amit Ancikovsky	50	Regional President, North America and Latin America
Adrian Hipkiss	55	Regional President, Europe and Oil & Gas
Mario Querner	59	Regional President, Asia-Pacific and Africa
Ulik Broida(3)	54	Executive Vice President Solutions Management
Nurit Kruk-Zilca(4)	46	Executive Vice President, Human Resources

(1)	Independent Director
(2)	Will cease service on March 2021.
(3)	Commenced service on April 1, 2021.
(4)	Ceased service in September 2020.

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

Meir Sperling has served as our external director since June 2018. In accordance with our decision to opt out of the requirement to elect external directors, Mr. Sperling is due to end his term of service as our independent director at the earlier of (i) the end of our annual general meeting to be held in 2021, or (ii) June 12, 2021. Mr. Sperling presently serves as a board member of Verint Systems Singapore Pte. (“VSS”) and a consultant to Cognyte Technologies Israel Ltd. Between 2012 and 2015, he served as a Corporate Officer and Chief Strategy Officer of Verint. Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

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

Oz Zimerman has served as our Executive Vice President Global Corporate Development since 2014 and following Mr. Yaniv’s end of tenure will also assume the global marketing responsibility. He joined the company in March 2013. Oz brings with him over 20 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate VP Marketing and Business Development at DSP Group (DSPG), where he penetrated world leading consumer electronic customers, acquired new technology which became the main growth engine of the company, and managed relations with top executives decision makers at world leading service providers. Prior to joining DSP Group, Oz was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach that generated sharp sales increase. Prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

Shai Yaniv has served as our Executive Vice President of Marketing since September 2018 and commencing 2020 has assumed additional responsibilities for product management and 5G business development. Mr. Yaniv is expected to end his tenure in March 2021. From 2014 to August 2018 he served as our Vice President of Marketing and from 2009 to 2014 Mr. Yaniv served as our Vice President of Product Management. From 2000 to 2008, Mr. Yaniv served in various senior-level positions in Alvarion Ltd., successfully leading the inception of new solutions and the execution of new business initiatives in broadband wireless access markets worldwide. Mr. Yaniv brings to the Company over 25 years of experience in marketing, product strategy, product management and business development. Mr. Yaniv holds a B.Sc. in Electrical Engineering from the Technion, and an M.Sc. in Multidisciplinary Engineering from Tel-Aviv University.

Ulik Broida has served as our Vice President of Products since January 2019 and following Mr. Yaniv’s end of tenure in March 2021 will join Ceragon’s executive management team, and will serve as Executive Vice President Solutions Management starting in April 2021. Mr. Broida is responsible for product strategy, innovation and product management, and leads the company’s Product Management and Global Sales Engineering teams to ultimately support global sales in delivering value to service providers and mission critical private networks worldwide. Mr. Broida brings over 21 years of experience in strategic marketing and product strategy in the Telecom and IIOT industry. Prior to joining Ceragon, Mr. Broida served as the VP Marketing at mPrest, where he was responsible for product management, marketing, and business development. He served as Vice President of Marketing and Business Development at RAD from 2013 to 2016 and held numerous additional VP product management roles in Wavion (2010-2013), NICE (2006-2010), Alvarion (2000-2006). Mr. Broida holds a B.Sc in electrical engineering from the Technion, Israel’s Institute of Technology, and a Master’s degree in Business Administration from the Tel Aviv University.

Erez Schwartz has served as our Executive Vice President Products since 2019. In this role, Mr. Schwartz leads product development from inception and design using innovative, cutting-edge technologies, all the way to high volume production. Amongst his responsibilities are R&D, engineering and quality assurance. Mr. Schwartz brings over 30 years of experience in leading large-scale, multidisciplinary R&D organizations, business development and communication systems, with a strong focus on innovation, as well as customer needs and value. Prior to joining Ceragon, Mr. Schwartz served as SVP R&D at SatixFy, where he headed design of next generation Satellite systems. Before that, he served as VP of business development at SanDisk, leading new market exploration and ecosystem engagement; Corporate VP and G.M of the Recording BU at NICE; and CEO at Commex Technologies, a startup dealing in multicore and virtualization solutions. Prior to Commex, Mr. Schwartz led the development of cellular platform products at Intel, which was later sold to Marvell. Mr. Schwartz holds a B.Sc. (cum laude) in Electrical Engineering from the Technion, Israel’s Institute of Technology.

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

Muki Bourla has served as our Executive Vice-President, Global Delivery since January 2020. In this role, Mr. Bourla is responsible for lifecycle delivery execution, from production through turn-key deployment, customer support and additional value-added services. Mr. Bourla brings more than 20 years of operational and business leadership, including vast international and cross-cultural experience, working with diverse customer base. Between 2009 and 2014, as part of his 15-year career at Ericsson, Mr. Bourla was based in Europe where he successfully led large scale multidisciplinary turnkey projects, system integration programs, services business development and complicated transformations, with an innovative, result oriented and proactive approach to targets, opportunities and challenges. Mr. Bourla holds a B.Sc. in Industrial and Management Engineering and an MBA in Business Management from Ben-Gurion University.

Zvi Maayan has served as our Executive Vice-President, General Counsel and Corporate Secretary since November 2019. Mr. Maayan joined Ceragon after a long and successful career at the Israel Aerospace Industries (“IAI”), where his most recent position was Executive Vice President Business Development & Subsidiaries. In this position Mr. Maayan was in charge of IAI’s M&A, strategic cooperation, joint venture activities, open innovation, spinoff and carveout transactions, as well as asset management of IAI’s subsidiaries portfolio. From 2008 to 2015 Mr. Maayan worked at Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“EI”), where his latest position was Executive Vice-President, General Counsel and executive committee member. In this position he led highly complex cross-border large scale international transactions. From 2011 to 2015 Mr. Maayan served as an executive committee member at the Real Estate Division of Israel-America Chamber of Commerce. In his earlier career, Mr. Maayan was a senior associate in numerous leading law firms specializing in commercial and civil law, international commerce, banking, financing, bankruptcy, biopharmaceutical industry, real estate and litigation. Mr. Maayan is a graduate of the Bar-Ilan University (LL.B., LL.M., cum laude).

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

Adrian Hipkiss has served as our Regional President, Europe and Oil & Gas since January 2020, and following Mr. Yaniv’s end of tenure will also assume responsibility of global 5G business development. With over thirty years of experience, Mr. Hipkiss most recently served as Vice President of Enterprise business at Tata Communications and previously as Managing Director of ShoreTel Europe helping businesses drive digital transformation agendas. Prior to this, Mr. Hipkiss led multinational and international businesses within the service provider, communications and technology sectors. Mr. Hipkiss holds a Business Administration and Management degree from the Wednesbury Business School.

Mario Querner has served as our Regional President, Asia-Pacific since October 2016 and additionally Africa since January 2020. Mr. Querner has over 25 years of international business experience in telecommunications and media, working in Europe and Asia. Prior to joining Ceragon, Mr. Querner held the position of Vice President of Asia-Pacific at Newtec, a leading provider for satellite telecommunication solutions. From 2011 to 2013, Mr. Querner served as Head of Region, South East Asia at ECI (optical transmission networks). From 2009 to 2011 he was the Head of Sales at Technicolor, formerly Thomson, in charge of APAC-EMEA for Digital Home Solutions. From 1999 to 2009, Mr. Querner held several management positions at Alcatel-Lucent, the last of which was Managing Director and Country Senior Officer in Indonesia. Mr. Querner has a degree in Electrical Engineering from the University of Applied Science in Braunschweig/Wolfenbuettel (Germany) and a degree in Business Administration from the Brunel University (United Kingdom).

Nurit Kruk-Zilca served as our Executive Vice President, Human Resources from April 2014 until September 2020. From July 2005 until March 2014, Ms. Kruk-Zilca served in various positions in our human resources department, the last one as VP Global HR, responsible for all human resources. From 2000 until July 2005 she was a talent acquisition and sourcing specialist for Intel Israel. Ms. Kruk-Zilca received a B.A. in Leadership & Education and an M.A. in Organizational Sociology from the Tel Aviv University.

Arrangements Involving Directors and Senior Management

There are no arrangements or understandings of which we are aware relating to the election of our current directors or the appointment of current executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Section A (Directors and Senior Management).

B.Compensation

a)Aggregate Executive Compensation

During 2020, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2020, including Ms. Nurit Kruk-Zilca who ceased to serve in her position in September 2020 and Mr. Shai Yaniv who will cease to serve in his position on March 31, 2021, consisted of approximately $3.6 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.6 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel (all the amounts were translated to USD based on exchange rate as of December 31, 2020).

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

Cash Compensation Our directors, other than Mr. Palti, are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”). each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 68,778 (approximately $21,393) as an annual fee, the sum of NIS 2,560 (approximately $796) as an in-person participation fee, NIS 1,536 (approximately $478) for conference call participation and NIS 1,280 (approximately $398) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. In addition to the cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors, other than Mr. Palti, receive annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders on June 12, 2018, the date of the Company’s 2018 Annual General Meeting of Shareholders (the “2018 AGM”), as follows:

(i) Zohar Zisapel, our Chairman of the Board of Directors, received 150,000 options to purchase 150,000 Ordinary Shares, 50,000 of which were granted on the date of the 2018 AGM, an additional 50,000 were granted upon the first anniversary of the 2018 AGM (i.e., on June 12, 2019), and the remaining 50,000 were granted upon the second anniversary of the 2018 AGM (i.e., on June 12, 2020);

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

The options granted each year vested on the date of grant and their exercise price is equal to the average closing price of the Company's shares on the Nasdaq Global Select Market for the period equal to 30 consecutive trading days immediately preceding the date of grant. These options will expire 6 years after their date of grant, and were granted under the Company's Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the "Ordinance"), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which were granted under the Regular Employment Income Route of Section 3(i) of the Ordinance.

The Company does not pay its President and CEO, Mr. Ira Palti, any compensation, in cash or equity, in connection with his service as a director of the Company.

During 2020, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate, options to purchase 672,830 ordinary shares and 4,300 restricted share units (“RSUs”) under our Amended and Restated Share Option and RSU Plan, with an exercise price that ranges from $2.04 to $2.42 per share. As of December 31, 2020, there were a total of 3,357,795 outstanding options to purchase ordinary shares and 40,151 RSUs that were held by our directors and senior management detailed in Section 6A.

b)Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law); with respect to the year ended December 31, 2020. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2020, and are based on the following components:

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

•

Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2020, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, as well as a proportionate amount of a retention bonus that is related to the reported year, and approved by the Company’s Compensation Committee and Board of Directors.

•

Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2020, with respect to equity-based compensation granted in 2020 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 2s of our audited consolidated financial statements.

•

Ira Palti – CEO. Salary Costs - $410,503; Performance Bonus Costs - $0; Equity Costs - $273,963;

•

Amit Ancikovsky – Regional President North America and Latin America. Salary Costs - $320,051; Performance Bonus Costs - $114,329-; Equity Costs - $100,744.

•

Adrian Hipkiss – Regional President of Europe and Oil & Gas. Salary Costs - $313,144; Performance Bonus Costs - $99,389; Equity Costs - $25,722.

•

Erez Schwartz- Executive Vice President of Products. Salary Costs - $301,138; Performance Bonus Costs - $0; Equity Costs - $24,706.

•

Muki Bourla - Executive Vice-President, Global Delivery. Salary Costs - $243,679; Performance Bonus Costs - $53,500 Equity Costs - $28,396.

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

The Compensation Policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a special majority of our shareholders which should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the voting power of the company (“Special Majority”). The Compensation Policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and the shareholders no less than every three years. If the Compensation Policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy was originally approved by our shareholders in 2012 and was most recently revised and adopted by our shareholders at the Company’s annual general meeting for the year 2020, which was held on July 20, 2020.

C.Board Practices

Corporate Governance Practices

We are incorporated in Israel and therefore are generally subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee , compensation committee, internal auditor and approvals of interested parties’ transactions. These matters are in addition to the ongoing listing conditions under the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer (such as the Company) may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. “KEY INFORMATION – Risk Factors – Risks Relating to Operation in Israel - Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.” For information regarding home country rules followed by us see Item 16G. “CORPORATE GOVERNANCE”.

General Board Practices

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five (5) and not more than nine (9) directors, unless otherwise determined by a resolution of the Company's shareholders. Our Board of Directors presently consists of seven (7) members. The Board of Directors retains all the powers in managing our Company that are not specifically granted to the shareholders. For example, for whatever purposes it deems fit, the Board may decide to borrow money or may set aside reserves out of our profits.

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

Terms and Skills of Directors

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, our currently serving directors, other than Mr. Meir Sperling and Mr. Avi Berger, serve until the date of the 2021 annual general meeting of shareholders. Mr. Meir Sperling and Mr. Avi Berger, who served as external directors until we opted out of the external director rules in accordance with the exemption provided under the Foreign Listed Regulations, serve until the earlier of (i) the end of the 2021 annual general meeting of shareholders, or (ii) June 12, 2021. Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management”.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

Independent Directors

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence criteria under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates.

In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Foreign Listed Regulations, classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. In addition, the Foreign Listed Regulations provide that “independent directors” may be elected for additional terms that do not exceed three years each, beyond the nine consecutive years, permitted under the Companies Law, provided that, if the director is being re-elected for an additional term or terms beyond the nine consecutive years (i) the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law.

Currently, four of our serving directors - Messrs. Shlomo Liran, Avi Berger, Meir Sperling and Avi Eizenman – qualify and serve as independent directors under the Nasdaq Rules.

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

For a full discussion of the remuneration paid to our directors see above in “B. Compensation a) Aggregate Executive Compensation”.

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

The Corporate Audit Committee composition requirements referred to under Section 115 of the Companies Law are not applicable to the Company as the Board of Directors, as part of its decision to opt out of the requirement to appoint external directors, as provided for under the Foreign Listed Regulations, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the relevant U.S. securities laws and Nasdaq Rules applicable to U.S. domestic issuers, regarding the independence of the Board and the composition of the audit and compensation committees.

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

According to the Companies Law, the board of directors of any Israeli public company must appoint a compensation committee, which is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the compensation policy (see below) and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the Board of Directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt under certain circumstances a transaction with a candidate for CEO, who is not affiliated with the Company or its controlling shareholders, from shareholder approval, and provided that the terms approved are consistent with the compensation policy. Under the Companies Law, the Compensation Committee may need to seek the approval of the Board of Directors and the shareholders for certain compensation-related decisions. See “Item 6 - Directors, Senior Management and Employees – B. Compensation”.

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

The Compensation Committee composition requirements referred to under Section 118A of the Companies Law are not applicable to the Company as the Board of Directors, as part of its decision to opt out of the requirement to appoint external directors, as provided for under the Foreign Listed Regulations, also adopted relief from such composition requirements on the basis that the Company complies, and will continue to comply, with the relevant U.S. securities laws and Nasdaq Rules applicable to U.S. domestic issuers, regarding the independence of the Board and the composition of the audit and compensation committees.

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

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the CEO) require the approval of the compensation committee and then of the board of directors, provided such terms are in accordance with the company’s compensation policy. If terms of employment of such office holder are not in accordance with the compensation policy, then shareholder approval is also required following the approval of the compensation committee and board of directors after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holders' compensation. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such terms of office and employment, even if they were not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, the Relief Regulations provide that non-material changes to the terms of office of office holders who are subordinated to the company’s CEO will require only CEO approval, provided that the company’s compensation policy includes a reasonable range for such non-material changes.

The terms of office and employment of a CEO, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by a special majority of the shareholders, including: (i) a majority of the shareholders, who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded); or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter, who were present and voted against the matter hold two percent or less of the voting power of the Company.

Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the CEO, even if such compensation was not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, under certain circumstances, a company’s compensation committee may exempt the terms of office and employment of a candidate for the position of CEO from shareholders’ approval, provided that the candidate is not a director and that the terms of office are compliant with the company’s compensation policy.

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

In accordance with the Relief Regulations, certain defined types of extraordinary transactions between a public company and its controlling shareholder(s) are exempt from the shareholder approval requirements.

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

Compensation committee approval is also required (and thereafter, the approval of the board of directors and in certain cases – the approval of the shareholders) to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, for the provision of insurance and for an undertaking to indemnify any office holder of the company; see below under “Exemption, Insurance and Indemnification of Directors and Officers”.

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

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. If a transaction is an extraordinary transaction, or concerns the terms of office and employment, then, in addition to any approval stipulated by the articles of association, it must also be approved by the company’s audit committee (or with respect to terms of office and employment, by the compensation committee) and then by the board of directors, and, under certain circumstances, by shareholders of the company.

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

•

any act or omission intended to derive an illegal personal benefit; or

•

any fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings imposed on such office holder.

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

In addition, in accordance with an amendment made to our Compensation Policy in July 2020, we are currently entitled to hold directors' and officers' liability insurance policy for the benefit of our office holders, with insurance coverage of up to $45 million and with an annual premium of up to $2,000,000, plus an additional annual premium of up to $300,000 for claims associated with M&A transactions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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

D.Employees

As of December 31, 2020, we had 1,019 employees worldwide. Among our employees, 247 were employed in research, development and engineering, 630 in sales and marketing including services and supporting functions, 36 in management and administration and 106 in operations. Out of our employees, 305 were based in Israel, 37 were based in the United States, 229 were based in EMEA (not including Israel), 189 were based in Latin America and 78 were based in Asia Pacific.

In addition, during 2020 we have employed an average of 149 temporary employees, primarily in India, supporting the projects we have won in this country. Most of the costs of these temporary employees were included in the cost of revenues in our financial statement.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of February 28, 2021. The percentage of outstanding ordinary shares is based on 83,301,361 ordinary shares outstanding as of February 28, 2021 that consists, for the purpose of the below calculation and presentation, ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of February 28, 2021.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
Zohar Zisapel(3)	7,117,174	8.51	300,000	$2.02 – 8.54	-
Ira Palti	768,752	0.91	900,000	$2.41 – 9.01	-
All directors and senior management as a group consisting of 19 people(4)	8,282,405	9.77	2,436,867	$2.02 – 9.01	40,151

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of February 28, 2021.

(2)

Each stock option is exercisable into one ordinary share and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 300,000, 768,752 and 1,457,131 options, are vested or shall become vested within 60 days of February 28, 2021 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. 8,100 RSUs are expected to vest within 60 days of February 28, 2021.

(3)

The number of ordinary shares held by Zohar Zisapel includes (i) 3,594,986 ordinary shares held by Zohar Zisapel; (ii) 300,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel, exercisable as of February 28, 2021 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)

Each of the directors and senior management other than Messrs. Zohar Zisapel and Ira Palti, beneficially owns less than 1% of the outstanding ordinary shares as of February 28, 2021 (including options held by each such person and which are vested or shall become vested within 60 days of February 28, 2021) and have therefore not been separately listed.

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

In September 2010, our Board of Directors amended the share option plan so as to enable the grant of RSUs pursuant to such plan (the “Amended and Restated Share Option and RSU Plan”, or the “Plan”).

In December 2012, our Board of Directors extended the Plan for an additional ten-year period through December 31, 2022. The Plan has been approved by the Israeli Tax Authority as required by applicable law. The following tables present information regarding option and RSU grants under the Plan as of December 31, 2020.

Cumulative Ordinary Shares Reserved for Option and RSU Grants (1)	Remaining Reserved Shares Available for Option and RSU Grants	Options and RSUs Outstanding (2)	Weighted Average Exercise Price (3)
24,895,688	1,133,883	6,548,715	$3.52

(1)	Total of 2,390,971 relates to RSU grants and 22,504,717 relates to options grants

(2)	Total of 309,986 relates to RSUs outstanding and 6,238,729 relates to options outstanding

(3)	Weighted average price refers only to options

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Plan) among directors and employees of the Company as of December 31, 2020:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	3,397,946	1,152,488

All other grantees	3,150,769	1,379,710

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of February 28, 2021 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	7,117,174	8.54%
Joseph D. Samberg (4)	8,100,065	9.72%

(1)	Based on 83,301,361 ordinary shares outstanding as of February 28, 2021, excluding options to purchase ordinary shares which are vested or shall become vested within 60 days of February 28, 2021.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of February 28, 2021.

(3)

(i) 3,594,986 ordinary shares held by Zohar Zisapel; (ii) 300,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of February 28, 2021 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13G/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

As of February 28, 2021, approximately 97% of our ordinary shares were registered for trade and held in the United States and there were 26 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97%of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, beneficially owns 8.54% of our ordinary shares as of February 28, 2021 However, Zohar and Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.

Zohar Zisapel is the Chairman of the board of, and holds shares in, RADWIN Ltd., RADIFLOW Ltd., Hailo Technologies Ltd. and Hi Auto Ltd. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd., NUANCE HEARING Ltd., RAD Data Communications Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., DriveU Tech Ltd., Tupaia Ltd., Carteav Ltd. and Cylus Ltd. and several other private holdings and real estate. Zohar Zisapel also holds more that 5% of the shares of the following companies: Satixfy Ltd., Nucleix Ltd., Silicom Ltd., Vascular Grafts Solutions Ltd., Perflow Ltd., Vectorious Ltd., Sanoculis Ltd., Innoviz Ltd. and Varada Ltd. The above list does not constitute a complete list of Zohar Zisapel’s holdings.

Some of the companies referred to above are known as the “RAD-BYNET Group”, a group of independent companies. Members of the RAD-BYNET Group sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, such as transportation and cafeteria facilities - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2020 was approximately $1.8 million.

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

We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a related party. In addition, all of our related-party transactions with members of the RAD-BYNET Group are approved in accordance with the Company’s Related Party Policy and applicable law. Such policy provides, among other things, that the board of directors may, from time to time, set criteria for routine/insignificant transactions which are not an extraordinary transaction. A proposed transaction that shall satisfy the criteria for routine/insignificant transactions, shall be deemed as classified as an ordinary transaction by the corporate audit committee and as pre-approved by the board A proposed transaction that satisfies the criteria for routine/insignificant transactions, is deemed to be classified as an ordinary transaction by the corporate audit committee and as pre-approved by the board. As a result, we believe that the terms of the transactions in which we have engaged, and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms, which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities in which our office holders may have a personal interest will require approval by our Corporate Audit Committee, our Board of Directors and, if applicable, our shareholders.

During 2018, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Pronatel”, previously known as “Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising of telecommunications license holders as well as companies with expertise in fiber-based technologies.

As part of the operating agreement with Orocom, the Company had two seats in Orocom’s board of directors, which comprise half of Orocom’s board seats, as well as other protective rights in Orocom. As a result, Orocom and its shareholders were defined as “related companies” of Ceragon. During 2018 and 2019, Amitel Perú Telecomunicaciones S.A.C. (“Amitel”) - one of Orocom’s shareholders and a partner in the Pronatel project - won tenders of Ceragon for the provision of site surveys services as well as installation and commissioning services under framework agreements in the sums of up to approximately $ 490,000 and $ 900,000, respectively. Following the return of certain bank guaranties to us under the aforementioned project, the Company’s seats in Orocom’s board of directors were reduced to one seat and the Company’s other protective rights in Orocom were revoked. Orocom and its shareholders are still defined as “related companies” of Ceragon.

In December 2018, we purchased 14% (11% on a fully dilutes basis) of the share capital of Compass Networks LTD (“Compass”) for a consideration of $ 833,333. As of December 31, 2020, the Company holds 11% (7% on a fully diluted basis) of the share capital of Compass. The investment was accounted for based on the equity method. As of December 31, 2020, the investment amount decreased to zero as a result of equity losses and the intangible assets were fully written-off. To date, the Company does not expect future economic benefits from this asset, inter alia, due to 5G new market requirements.

For more details concerning Compass, please see Item 18. FINANCIAL STATEMENTS – “Notes to Consolidated Financial Statements” Note 1b and Note 19.

Lease Arrangements

We lease space in additional properties as detailed in “Item 4.D. – Property, Plants and Equipment”.

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings. The aggregate purchase price of these components in 2020 was approximately $0.2 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2020 was approximately $0.2 million.

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

ITEM 8.FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The annual financial statements required by this Item are found at the end of this annual report, beginning on Page F-1.

Export Sales

In 2020, our sales to end users located outside of Israel amounted to $261.8 million, or 99.6% of our $262.9 million revenues for this year.

Legal Proceedings

On January 6, 2015 the Company was served with a motion (the “Motion”) to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The Motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75 million, as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, which was followed by disclosure proceedings. The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the Court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it ;the second, to precede a ruling with regards to the legal question of the governing law. On July 17, 2017, the Court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (Company’s Chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti), and eventually, only the company’s CEO was summoned. The first evidence hearing took place on November 2, 2017 and the second and final evidence hearing took place on January 8, 2018.

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018. On October 4, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. This Supreme Court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with US law (the “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked the Court to add a plea to his summaries. The Court has approved plaintiff’s request and gave to the defendants the right to reply. In accordance, the Company’s response was submitted on December 4, 2018. Plaintiff’s reply to Company’s response was submitted on December 26, 2018.

On April 14, 2019, the Court rendered a decision resolving that according to Supreme Court Decision, examination of the legal questions standing in the basis of the Motion, should be based upon US law. Therefore, the Court allowed the plaintiff to amend its Motion within 45 days, so that it would include an expert opinion regarding US law, and an argument regarding US law implementation in the specific circumstances. The Court also decided that amendment of the Motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

On September 23, 2019, the plaintiff filed an amended motion (the “Amended Motion”), which included an expert opinion regarding US federal law and lengthy arguments that were added on top of the original Motion specifically in reference to discovery proceedings and evidence hearings that were held as part of the original Motion. Therefore, on September 25, 2019, the Court rendered a decision pointing out that the Amended Motion seemed to include the plaintiff’s summaries, and so ordered the plaintiff to clarify whether he was willing to relinquish submitting any additional summaries regarding the evidence that was heard in the original Motion.

On October 2, 2019, plaintiff responded, alleging that since the Amended Motion did not include any new facts, there was no need to submit additional summaries regarding the evidence that was heard to this point. On December 30, 2019, the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion included new causes of action, and specifically that the addition of legal causes of action according to US Federal law, could not be filed due to the specific statute of limitations. On January 20, 2020, the plaintiff filed its response. Also, the Court accepted the Company’s request to submit its response to the Amended Motion after a decision in the Company’s motion to dismiss was rendered.

On February 24, 2020, the Court issued a decision, according to which, the Motion would be decided upon the current Court documents, unless either of the parties filed a request to hold a hearing in the matter. As neither of parties requested to hold such a hearing, the parties await the Court’s decision in the matter.

The Company believes that it has strong arguments to support dismissal of the Amended Motion, and that the Court should accept the Company’s motion to dismiss it. Furthermore, the Company believes that it has a strong defense against the allegations referred to in the Motion and that the Court should deny it.

In addition, we are negotiating a dispute with one of our customers and should the parties fail to reach an amicable settlement, it might lead to a threatened or actual litigation. Albeit the amount under dispute is not material, we are exposed to the risk that the said customer shall unlawfully pursue the exercise of a bank guarantee held by it at the amount exceeding the true amount in dispute and which could be material to us.

We are not a party to any other material legal proceedings.

Dividends

We have never declared or paid any dividend on our ordinary shares except for the share dividend that was paid as a result of a 250-for-1 share recapitalization that took place immediately prior to our initial public offering. To date, we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Under our Credit Facility, we undertook not to distribute dividends (unless certain terms are met) without the lenders’ prior written consent. For additional information of our Credit Facility see Item 19, Exhibit 4.9.

Significant Changes

See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS -Liquidity and Capital Resources” for a description of the February 2018 and March 2018 amendments to the credit facility.

ITEM 9.THE OFFER AND LISTING

Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “CRNT”.

ITEM 10.ADDITIONAL INFORMATION

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3. “KEY INFORMATION - Risk Factors–Risks Relating to Operations in Israel - Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or significant portion of our shares or assets”.

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

General Corporate Tax Structure in Israel

The corporate tax rate in 2020 was 23%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, beneficiary enterprise, or preferred enterprise as discussed further below, may be considerably lower. See “The Law for the Encouragement of Capital Investments, 1959” (the “Investment Law”) below.

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

The benefit period starts with the first year the enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating (“limitation period”). As of January 1st, 2020, the 14 years period have passed for the three approved programs. The respective benefit period has not yet begun, as no taxable income was generated.

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

The tax benefits under the Amendment has expired as of December 31, 2020.

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

Dividends distributed by a Preferred Technology Enterprise paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing such a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company (holding at least 90% of the share capital) and other conditions are met, the withholding tax rate will be 4%.

The Company did not apply the 2017 Amendment. The Company may change its position in the future.

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

Israeli Capital Gains Tax on Sales of Shares

Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli resident companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals. Additionally, if such individual shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any “means of control” in the company. “means of control” - including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director) the tax rate is 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of publicly-traded shares.

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017 the Added Tax rate has increased to 3% and the threshold taxable income was reduced to NIS 640,000 (and NIS 651,600 in 2020).

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market in Israel or outside of Israel (including Nasdaq). However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2020 and thereafter) for corporations. However, the sale of shares may be exempt from Israeli capital gain tax under the provisions of the Ordinance or the provisions of an applicable tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for such exemption no tax will be withheld. Under the convention between the United States and Israel concerning taxes on income, as amended (the “U.S.-Israel Tax Treaty”), generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who:

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends income tax is withheld at source at the following rates: 25% or 30% for a shareholder that is considered a significant shareholder, as defined above, at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year, the tax withholding rate is reduced to 12.5%. Dividends received by such U.S. company distributed from income generated by an Approved Enterprise are subject to withholding tax at a rate of 15%. However, these provisions do not apply if the company has certain amounts of passive income. The aforementioned rates under the U.S.-Israel Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a passive foreign investment company (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the IRS determines is satisfactory and which includes an exchange of information program. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange of information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income tax rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be PFIC (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2020. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2020, U.S. holders who acquired our ordinary shares in 2020 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2020 or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not use derivative financial instruments for trading purposes. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required. We are exposed to certain other types of market risks, as described below.

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2020, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2.2 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $2.7 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2020, we had outstanding forward like contracts in the amount of $66.3 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d) Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Shlomo Liran is the audit committee financial expert. Mr. Liran is an independent director under the Nasdaq Rules.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2019		2020
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees(1)	$763,000	57%	$714,000	94%
Audit related fees(2)	$450,000	33%	$-	-
Tax Fees(3)	$115,000	8%	$43,000	6%
Other Services(4)	$22,000	2%	$-	-
Total	$1,350,000	100%	$757,000	100%

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2018.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-50 hereof.

ITEM 19.EXHIBITS

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

4.2	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.3	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.4	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.5	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014(4)
4.6	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.7	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.8	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.9	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.10	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8).
4.11	Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms) (9)
4.12	Amendment No. 10, executed on June 25, 2020, to the Credit Facility (English summary of the material terms)
4.13	Lease agreement New Facilities at Rosh Ha’Ain, including its amendments
4.14	Amendment to the Lease agreement of Facilities at Tel Aviv dated April 11, 2019
8.1	List of Significant Subsidiaries
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm
101

The following financial information from Ceragon Networks Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in IXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (ii) Consolidated Statements of Comprehensive Income (Loss) at December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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
(9) Previously filed as exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By: /s/ Ira Palti
Name: Ira Palti
Title: President and Chief Executive Officer

Date: March 8, 2021

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and its subsidiaries (the "Company") as of December 31, 2019 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We did not audit the 2018 financial statements of Ceragon America Latina Ltda., a wholly-owned subsidiary, which reflect total revenues constituting 4.8% for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ceragon America Latina Ltda. for 2018, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 8, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Inventory valuation

Description of the Matter

The Company’s inventories totaled $50.6 million as of December 31, 2020. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials finished goods and spare parts, in each reporting period. Reserves for potentially obsolete inventory are made based on management's analysis of inventory aging, future sales forecasts, and market conditions.

Auditing the valuation of obsolete inventory reserves involved subjective auditor judgment because management’s estimate relies on significant assumptions such as the future salability of the inventory, the assessment by inventory age, future usage and market demand for the Company's products.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s obsolete inventory reserve process. This included management’s assessment of the assumptions and data underlying the obsolete inventory valuation.

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data  that management used to value obsolete inventory. We performed inquiries of appropriate non-financial personnel including operational employees, regarding obsolete inventory items and other factors to corroborate management's assertions regarding qualitative judgments about obsolete inventories. We also compared the cost of on-hand inventories to customer demand forecasts and historical sales and evaluated adjustments to sales forecasts for specific product considerations such as technological changes or alternative uses. We also assessed the historical accuracy of management estimates by comparing the forecasted sales to actual utilization of inventory.

KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company's auditor since 2002

Tel-Aviv, Israel

March 8, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd.'s and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and our report dated March 8, 2021 expressed an unqualified opinion thereon.

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

March 8, 2021

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$23,939	$27,101
Trade receivables (net of allowance for credit losses of $ 4,236 and $ 6,198 at December 31, 2019 and 2020, respectively)	10	118,531	107,388
Other accounts receivable and prepaid expenses	3	11,033	14,755
Inventories	4	62,132	50,627

Total current assets		215,635	199,871

NON-CURRENT ASSETS:
Long-term bank deposits		17	17
Deferred tax assets	15e	8,106	8,279
Severance pay and pension fund		5,661	6,059
Operating lease right-of-use assets	13	10,128	6,780
Other non-current assets		7,579	13,548

PROPERTY AND EQUIPMENT, NET	5	34,865	31,748

INTANGIBLE ASSETS, NET	6	7,898	6,117

Total long-term assets		74,254	72,548

Total assets		$289,889	$272,419

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables		$59,635	$63,722
Deferred revenues	16	1,734	3,492
Short-term loans	8	14,600	5,979
Operating lease liabilities	13	5,644	3,183
Other accounts payable and accrued expenses	7	22,755	24,048

Total current liabilities		104,368	100,424

LONG-TERM LIABILITIES:
Accrued severance pay and pensions		10,709	11,601
Deferred revenues	16	6,265	7,495
Operating lease liabilities	13	4,718	3,840
Other long-term payables		3,408	2,933

Total long-term liabilities		25,100	25,869

COMMITMENTS AND CONTINGENT LIABILITIES	12

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2019 and 2020; Issued: 84,144,328 and 85,184,889 shares at December 31, 2019 and 2020, respectively; Outstanding: 80,662,805 and 81,703,366 shares at December 31, 2019 and 2020, respectively		215	218
Additional paid-in capital		418,062	420,958
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2019 and 2020		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,666)	(8,068)
Accumulated deficit		(229,099)	(246,891)

Total shareholders' equity		160,421	146,126

Total liabilities and shareholders' equity		$289,889	$272,419

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2018	2019	2020

Revenues	16	$343,874	$285,583	$262,881
Cost of revenues		227,705	188,741	187,236

Gross profit		116,169	96,842	75,645

Operating expenses:
Research and development, net		28,180	26,793	30,997
Selling and marketing		42,961	39,469	33,021
General and administrative		18,884	23,278	19,199

Total operating expenses		90,025	89,540	83,217

Operating income (loss)		26,144	7,302	(7,572)
Financial expenses and others, net	18	6,349	6,521	5,923

Income (loss) before taxes on income		19,795	781	(13,495)

Taxes on income (benefit)	15d	(3,251)	2,476	2,618
Equity loss in affiliates		-	649	979

Net income (loss)		$23,046	$(2,344)	$(17,092)

Net Income (loss) per share:

Basic net income (loss) per share		$0.29	$(0.03)	$(0.21)
Diluted net income (loss) per share		$0.28	$(0.03)	$(0.21)
Weighted average number of ordinary shares used in computing basic net income (loss) per share		78,579,013	80,296,581	81,149,687
Weighted average number of ordinary shares used in computing diluted net income (loss) per share		81,021,527	80,296,581	81,149,687

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020

Net income (loss)	$23,046	$(2,344)	$(17,092)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(1,150)	(360)	(929)

Cash flow hedges:
Change in net unrealized gains (losses)	(2,260)	1,797	1,752
Amounts reclassified into net income (loss)	1,373	(895)	(225)

Net change	(887)	902	1,527

Other comprehensive income (loss), net	(2,037)	542	598

Total of comprehensive income (loss)	$21,009	$(1,802)	$(16,494)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2018	78,045,192	$214	$410,817	$(20,091)	$(7,171)	$(249,871)	$133,898

Cumulative effect of the new revenue recognition standard	-	-	-	-	-	70	70
Exercise of options and vesting of RSU's	2,044,466	*)-	2,611	-	-	-	2,611
Share-based compensation expense	-	-	1,980	-	-	-	1,980
Other comprehensive loss, net	-	-	-	-	(2,037)	-	(2,037)
Net income	-	-	-	-	-	23,046	23,046

Balance as of December 31, 2018	80,089,658	214	415,408	(20,091)	(9,208)	(226,755)	159,568

Exercise of options and vesting of RSU's	573,147	1	601	-	-	-	602
Share-based compensation expense	-	-	2,053	-	-	-	2,053
Other comprehensive loss, net	-	-	-	-	542	-	542
Net loss	-	-	-	-	-	(2,344)	(2,344)

Balance as of December 31, 2019	80,662,805	$215	$418,062	$(20,091)	$(8,666)	$(229,099)	$160,421

Cumulative effect of adoption of ASU Topic 326	-	-	-	-	-	(700)	(700)
Exercise of options and vesting of RSU's	1,040,561	3	1,234	-	-	-	1,237
Share-based compensation expense	-	-	1,662	-	-	-	1,662
Other comprehensive income, net	-	-	-	-	598	-	598
Net loss	-	-	-	-	-	(17,092)	(17,092)

Balance as of December 31, 2020	81,703,366	$218	$420,958	$(20,091)	$(8,068)	$(246,891)	$146,126

*)Represent an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net income (loss)	$23,046	$(2,344)	$(17,092)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,758	9,691	12,861
Share-based compensation expense	1,980	2,053	1,662
Decrease (increase) in accrued severance pay and pensions, net	(11)	271	488
Decrease (increase) in trade receivables, net	(11,098)	4,533	9,345
Decrease (increase) in other accounts receivable and prepaid expenses (including other long-term assets)	4,624	(2,086)	(6,661)
Decrease in operating lease right-of-use assets	-	5,348	5,121
Decrease (increase) in inventories	(956)	(9,475)	9,919
Increase (decrease) in trade payables	2,340	(15,933)	1,953
Increase (decrease) in deferred revenues	(650)	4,150	2,988
Increase in deferred tax assets, net	(6,601)	(258)	(173)
Decrease in operating lease liability	-	(5,114)	(5,112)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	2,062	(3,767)	1,946

Net cash provided by (used in) operating activities	22,494	(12,931)	17,245

Cash flows from investing activities:
Purchase of property and equipment, net	(10,303)	(11,592)	(6,077)
Purchase of intangible assets, net	(3,412)	(3,274)	(412)
Proceeds from bank deposits	48	1,002	-
Investment in shares	(1,628)	-	-

Net cash used in investing activities	(15,295)	(13,864)	(6,489)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020
Cash flows from financing activities:

Proceeds from (repayment of) bank credits and loans, net	$-	$14,600	$(8,621)
Proceeds from exercise of stock options	2,611	602	1,237

Net cash provided by (used in) financing activities	2,611	15,202	(7,384)

Translation adjustments on cash and cash equivalents	(106)	(49)	(210)

Increase (decrease) in cash and cash equivalents	9,704	(11,642)	3,162

Cash and cash equivalents at the beginning of the year	25,877	35,581	23,939

Cash and cash equivalents at the end of the year	$35,581	$23,939	$27,101

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$1,617	$3,833	$3,003

Cash paid for interest on bank loans	$1,752	$1,796	$1,137

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL

a.Ceragon Networks Ltd. ("the Company") is a leading global wireless backhaul specialist and an enabler of the wireless generation transition to 5G. Its wireless backhaul solutions enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication for wireless 5G and 4G base stations.

The Company's solutions support all wireless access technologies, including 4G (LTE- Advance, LTE) and 5G services. The Company's systems also serve evolving network architectures including all-IP long haul networks, positioning the company as a key enabler of the 5G evolution.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see notes 17b and 17c.

b.Investment in Compass Network Ltd:

In December 2017, the Company signed software license agreement with Compass Networks LTD (“Compass”) in the amount of $ 500 and additional agreement for the purpose of developing Disaggregate Microwave products in August 2018, in an amount of up to $ 1,500 (out of which $ 1,300 was capitalized). In addition, the Company signed loan agreements with Compass in the amount of $ 538, which bear an annual interest rate of 10%.

In December 2018, the Company purchased 14% of the share capital of Compass for a consideration of $ 833. In December 2019, the holding was decreased to 11% as a result of third-party equity investment. A total investment (including loans) in the amount of $ 1,628 was recorded under other non-current assets. As of December 31, 2020, the investment amount decreased to zero as a result of equity losses and the intangible assets of $ 1,800 were fully written-off. To date, the Company does not expect future economic benefits from this asset, inter alia, due to 5G new market requirements (see note 6).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

a.Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.Use of estimates:

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

The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third party responses to it, and the related macroeconomic effects, including to the Company’s business and the business of the Company’s suppliers and customers are uncertain, rapidly changing and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to this evolving situation. Such changes could result in future impairments of intangibles, fair values of stock-based awards, inventory write-off, warranty provision, income taxes, contingent liabilities, and incremental credit losses on receivables, or an increase in the Company’s insurance liabilities as of the time of a relevant measurement event.

c.Financial statements in U.S. dollars:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

d.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.Cash equivalents:

Cash equivalents include short-term unrestricted, highly liquid investments that are readily convertible to cash and with original maturities of three months or less, at acquisition.

f.Long-term bank deposits:

Long-term bank deposits are deposits with an original maturity of more than twelve months from the date of investment and which do not meet the definition of cash equivalents.

g.Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any.

The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, if required, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 – 33
Office, furniture and equipment	Mainly 15
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

i.Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2018, 2019 and 2020, no impairment losses have been recognized.

j.Income taxes:

The Company account for income taxes in accordance with ASC topic 740, "Income Taxes", ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 15e.

The Company accounts for uncertain tax positions in accordance with ASC No. 740, "Income Taxes", ("ASC 740"). ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 15i.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.Intangible assets, net:

Intangible assets consist of technology and incurred software development costs capitalized in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed".

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives.

l.Revenue recognition:

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations as incurred, except for development expenses which were capitalized in accordance with ASC 985-20 "Software – Costs of Software to be Sold, Leased, or Marketed" (see k above).

n.Warranty costs:

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2018, 2019 and 2020 in the amount of $ (83), $ 654 and $ 178, respectively. As of December 31, 2019 and 2020, the warranty provision was $ 1,452 and $ 1,274, respectively.

o.Derivative instruments:

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

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

p.Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

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

q.Transfers of financial assets:

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2019, and 2020, the Company sold trade receivables to several different financial institutions in a total net amount of $ 10,422 and $ 21,993, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2018, 2019 and 2020, the Company recorded amounts of $ 585, $ 506 and $ 575, respectively, as financial expense related to its factoring arrangements.

r.Severance pay:

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

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies and includes profits / losses.

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

As of December 2019 and 2020, accrued severance pay amounted to $ 8,539 and $ 9,282 respectively. Severance expense for the years ended December 31, 2018, 2019 and 2020, amounted to approximately $ 2,107, $ 2,336 and $ 2,538, respectively.

The Company accounts for its obligations for pension and other postretirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 11.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.Accounting for stock-based compensation:

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following assumptions for 2018, 2019 and 2020:

	December 31,
	2018	2019	2020

Dividend yield	0%	0%	0%
Volatility	53%-62%	53%-65%	60%-85%
Risk free interest	1.8%-2.9%	1.2%-2.7%	0.1%-1.0%
Early exercise multiple	2.0-2.3	1.3-2.3	1.5-1.6

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

t.Fair value of financial instruments:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.Comprehensive income:

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

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2020	$318	$(8,984)	$(8,666)

Other comprehensive income before reclassifications	1,752	(929)	823
Amounts reclassified from AOCI	(225)	-	(225)

Other comprehensive income	1,527	(929)	598

Balance as of December 31, 2020	$1,845	$(9,913)	$(8,068)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2020 derive from realized gains on cash flow hedges, included in operating expenses.

v.Treasury shares:

The Company repurchased its ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

w.Basic and diluted net earnings per share:

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

The total weighted average number of shares related to the outstanding options and RSU's excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 2,426,689, 3,473,312 and 4,204,381 for the years ended December 31, 2018, 2019 and 2020, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Equity method investment

Investments in companies that are not controlled but over which the Company can exercise significant influence are presented using the equity method of accounting.

y.Impact of recently issued Accounting Standards:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard became effective for the Company beginning January 1, 2020. The adoption of the standard had an impact on the Company’s consolidated financial statements and related disclosures. Please refer to note 10.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted the provisions of this update as of January 1, 2020 with no material impact on its consolidated financial statements.

NOTE 3:-OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2020

Government authorities	$5,168	$5,726
Deferred charges and prepaid expenses	3,639	5,743
Deposits receivable	532	504
Advances to suppliers	357	230
Hedging asset	372	1,937
Other	965	615

	$11,033	$14,755

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-INVENTORIES

	December 31,
	2019	2020

Raw materials	$18,211	$19,764
Work in progress	349	194
Finished products	43,572	30,669

	$62,132	$50,627

During the years ended December 31, 2018, 2019 and 2020, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $ 2,814, $ 4,836 and $ 2,919, respectively that have been included in cost of revenues.

As of December 31, 2020, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $ 20,750. The commitments are due primarily within one year.

NOTE 5:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2020
Cost:
Computers, manufacturing, peripheral equipment	$120,796	$125,097
Office furniture and equipment	1,925	1,959
Leasehold improvements	1,716	1,564

	124,437	128,620
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	86,892	94,294
Office furniture and equipment	1,577	1,500
Leasehold improvements	1,103	1,078

	89,572	96,872

Depreciated cost	$34,865	$31,748

Depreciation expenses for the years ended December 31, 2018, 2019 and 2020 were $ 7,758, $ 9,555 and $ 10,668 respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2019 and 2020 amounted of $ 1,058 and $ 1,562.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-INTANGIBLE ASSETS, NET

Intangible assets:

The following table sets forth the components of intangible assets:

	December 31,
	2019	2020
Original amounts:
Technology	$5,155	$3,767
Software development costs	2,879	2,879

	8,034	6,646

Accumulated amortization:
Software development costs	136	529

Net amounts:
Technology	5,155	3,767
Software development costs	2,743	2,350

Intangible assets, net	$7,898	$6,117

Technology includes mainly perpetual software licenses to be used in the Company's research and development activities. During 2020, the Company purchased $ 412 technology, out of which $ 18 was not resulted in cash flow outflows as of December 31, 2020. Some of the software license agreements provide a commitment of the Company for royalties payments upon future sales of the related developed products. Software development costs are amortized over 7 years. Amortization expenses for the years ended December 31, 2018, 2019 and 2020 amounted to $ 0, $ 136 and $ 393, respectively.

During 2020, technology related to Compass in an amount of $ 1,800, was fully written off (see Note 1b).

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2019	2020

Employees and payroll accruals	$12,321	$12,617
Provision for warranty costs	1,452	1,274
Government authorities	2,071	1,612
Accrued expenses	3,675	2,879
Advanced payments from customers	1,731	4,351
Hedging Liability	112	281
Other	1,393	1,034

	$22,755	$24,048

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:- CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In June 2020, the Company signed the latest amendment to the agreement in the frame of which the Credit Facility was extended by 1 year, till June 30, 2021. Furthermore, the amendment includes a decrease in bank guarantees credit lines of $15,000 to $70,000, an increase in Credit Facility for loans of $10,000 to $50,000. In addition, $60,000 in allowed letter of credit discounting activities with three specific customers and $20,000 in receivables factoring permitted under the agreement, have remained unchanged. The amendment also includes changes in definitions in the Credit Facility agreement related to insolvency and bankruptcy conditions.

As of December 31, 2020, the Company has utilized $5,000 of the $ 50,000 credit line available for short term loans. During 2020, the credit lines carry interest rates in the range of Libor+2.1% and Libor+2.6%.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2020 and 2019, the Company met all of its covenants.

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- DERIVATIVE INSTRUMENTS (Cont.)

The fair value of derivative contracts in the consolidated balance sheets at December 31, 2020 and December 31, 2019 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2020
Derivatives designated as hedging instruments
Currency forward contracts	$1,847	$2
Derivatives not designated as hedging instruments
Currency forward and option contracts	$90	$279

Total derivatives	$1,937	$281

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2019
Derivatives designated as hedging instruments
Currency forward contracts	$318	$-
Derivatives not designated as hedging instruments
Currency forward and option contracts	$55	$112

Total derivatives	$373	$112

The notional amounts for derivatives contracts were as follows:

	December 31, 2019	December 31, 2020
Derivatives designated as hedging instruments
Currency forward contracts	$29,621	$35,089
Derivatives not designated as hedging instruments
Currency forward and option contracts	$28,532	$31,207

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

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative contracts on the consolidated statements of operations for the year ended December 31, 2019 and 2020 was as follows:

	Year ended December 31,
	2019	2020

Operating income (expenses)	$895	$225

Financial income (expenses)	$(207)	$(894)

The following table sets forth the Company’s net assets that were measured at fair value as of December 31, 2019 and December 31, 2020, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value hierarchy	December 31, 2019	December 31, 2020

Derivatives instruments	Level 2	$260	$1,655

Total net assets		$260	$1,655

NOTE 10:- CREDIT LOSSES

Effective January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, based on a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments, including trade receivables. The Company recorded a cumulative-effect adjustment to its retained earnings as of January 1, 2020 in the amount of $700.

The amendment requires entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due, which were not considered under the previous accounting guidance.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:- CREDIT LOSSES (Cont.)

The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for trade receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status.

The estimate of amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies.

Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

Year ended December 31, 2020

Balance, at beginning of period	$4,236
Cumulative effect of adoption of ASU Topic 326	700
Provision for expected credit losses	1,636
Amounts written off charged against the allowance and others	(374)

Balance, at end of period	$6,198

NOTE 11:- PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2020, all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

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

NOTE 11:- PENSION LIABILITIES, NET (Cont.)

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

The liabilities in respect of Ceragon Networks AS's unfunded pension plans together represent 100% of the PBO (Projected Benefit Obligation) of the entire group.

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2019, and the statement of funds status as of December 31, 2020:

	December 31,
	2019	2020

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,177	$2,368
Service cost	12	-
Interest cost	47	53
Expenses paid	(203)	(201)
Exchange rates differences	(26)	49
Actuarial loss	361	241

Projected benefit obligation at end of year	$2,368	$2,510

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2019 and 2020 are as follows:

	December 31,
	2019	2020
Weighted-average assumptions
Discount rate	2.30%	1.70%
Rate of compensation increase	2.25%	2.25%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond. For purposes of calculating the 2020 net periodic benefit cost and the 2020 benefit obligation, the Company has used a discount rate of 1.70%. The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2018, 2019 and 2020:

	December 31,
	2018	2019	2020
Components of net periodic benefit cost
Service cost	$16	$12	$-
Interest cost	47	47	53

Net periodic benefit cost	$63	$59	$53

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- PENSION LIABILITIES, NET (Cont.)

Benefit payments are expected to be paid as follows:

December 31,
2020

2021	$191
2022	164
2023	156
2024	149
2025 and thereafter	1,850

$2,510

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

Interest cost and actuarial gain or losses are presented in financial expenses and others, net.

For the years ended December 31, 2018, 2019 and 2020, an actuarial loss of $ 97, $ 361 and $ 241 respectively, was recognized in "finance expenses and others, net".

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Leases

See Note 13 “Leases” for lease related commitments as of December 31, 2020.

b.During 2018, 2019 and 2020, the Company received several grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2018, 2019 and 2020 in the amount of $ 1,174, $ 801 and $ 996, respectively.

c.Paycheck Protection Program Loan:

In May 2020, the Company received $979 in proceeds from an approved loan under the Paycheck Protection Program. Interest will accrue on outstanding principal balance at a rate of 1%, computed on a simple interest basis. The loan principal and accrued interest will be eligible for forgiveness provided that (i) the Company uses the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained. As of December 31, 2020, the Company has used the full amount of the loan for authorized uses as described above. If the loan is not forgiven, the loan will have up to two years maturity, at which

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

time any unpaid principal and accrued interest will be due and payable. The loan is under “short term loans” in the consolidated balance sheet as of December 31, 2020.

d.Charges and guarantees:

As of December 31, 2019 and 2020, the Company provided bank guarantees in an aggregate amount of $ 74,116 and $ 45,847 (including bank guarantee disclosed in Note 12e), respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

e.In September 2018, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Pronatel” previously known as “Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising telecommunications license holders as well as companies with expertise in fiber-based technologies.

After signing the commercial agreements mentioned above and an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29,100, on behalf of Orocom to Pronatel, to secure the return of a down payment to be received by Orocom, or part of it, in case Orocom fails to meet the down payment related obligations. These bank guarantees came into effect in July 2018, when a down payment of $29,100 was received by Orocom. During the first quarter of 2020 the bank guarantees were returned to the Company.

For more information see Note 19.

f.Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000 as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, which was followed by disclosure proceedings by both parties.

The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (Company's Chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti).

The first evidence hearing took place on November 2, 2017and the second and final evidence hearing took place on January 8, 2018.

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

The Court also decided that amendment of the Motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

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

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

On February 24, 2020 the court issued a decision, according to which, the Motion will be decided upon the current court documents, unless either of the parties will file a request to hold a hearing in the matter. As neither of parties requested to hold such a hearing, the parties await the Court’s decision in the matter.

The Company believes it has strong defense arguments; Therefore, its current assessment is that it is not probable, that the Court will accept the motion for class action.

To date, the Company is not a party to any other material legal proceedings. Nonetheless, the Company is negotiating a dispute with one of its customers and should the parties fail to reach an amicable settlement, it might lead to a threatened or actual litigation. Albeit the amount under dispute is not material, the Company is exposed to the risk that the said customer shall unlawfully pursue the exercise of a bank guarantee held by it at the amount exceeding the true amount in dispute and which could be material to the Company.

NOTE 13:-LEASES

The Company`s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company will exercise the option.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-LEASES (cont.)

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2019 and 2020 were as follows:

	Year ended December 31,
	2019	2020

Components of lease expense
Operating lease cost	$5,624	$5,484
Short-term lease	$75	$43
Total lease expenses	$5,699	$5,527

	Year ended December 31,
	2019	2020

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$5,718	$5,489

Supplemental non-cash information related to lease liabilities arising from
obtaining ROU assets	$8,346	$1,773

As of December 31, 2020, the Company has additional operating lease, that has not yet commenced, with lease obligations of approximately $18,700, for new offices. This operating lease will commence in 2021 with lease term of 10 years.

For the year ended December 31, 2020, the weighted average remaining lease term is approximately three years, and the weighted average discount rate is 6.08 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2020 were as follows:

2021	3,286
2022	2,004
2023	1,341
2024	374
2025 and thereafter	840
Total operating lease payments	7,845
Less: imputed interest	822
Present value of lease liability	7,023

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol "CRNT".

a.General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.Stock options plans:

1.In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options and Restricted Share Units ("RSUs") may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire between six to ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. From the adoption of the plan until December 31, 2020 the board of the company approved to reserve an additional amount of 16,256,688 ordinary shares. Any options or RSU's, which are canceled or forfeited before the expiration date, become available for future grants. As of December 31, 2020, the Company has 1,133,883 Ordinary shares available for future grant under the Plan.

2.On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant RSUs pursuant to such Plan.

3.The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2020:

	Year ended December 31, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,075,600	$3.64	3.30	$1,366
Granted	1,241,930	2.32
Exercised	(851,958)	1.44
Forfeited or expired	(1,226,843)	4.36

Outstanding at end of the year	6,238,729	$3.52	3.17	$2,654

Options exercisable at end of the year	4,017,763	$4.05	2.19	$1,938

Vested and expected to vest	5,806,504	$3.59	3.02	$2,502

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-SHAREHOLDERS' EQUITY (Cont.)

The weighted average fair value of options granted during 2018, 2019 and 2020 was $1.79, $1.39 and $1.06, respectively.

The intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was $4,617, $626 and $770, respectively.

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2020:

	Year ended December 31, 2020
	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	373,623	$785
Granted	160,100
Vested	(188,603)
Forfeited	(35,134)

Unvested at end of the year	309,986	862

Vested and expected to vest	231,013	$642

The weighted average fair value at grant date of RSUs granted during 2018, 2019 and 2020 was $3.23 $2.79 and $2.11, respectively.

As of December 31, 2020, the total unrecognized estimated compensation cost related to non-vested stock options and RSU`s granted prior to that date was $ 1,730, which is expected to be recognized over a weighted average period of approximately one year.

The following is a summary of the Company's stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2020	Weighted average remaining contractual life (years) for outstanding options	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2020	Weighted average remaining contractual life (years) for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	309,986	-	0.00	-	-	0.00
0.01-2.00	883,864	0.87	1.24	853,245	0.74	1.22
2.01-4.00	4,291,793	4.11	2.62	2,155,157	3.26	2.70
4.01-6.00	302,654	2.69	4.59	248,943	2.37	4.67
6.01-8.00	15,000	1.75	6.21	15,000	1.75	6.21
8.01-10.00	365,668	1.31	8.92	365,668	1.31	8.92
10.01-13.04	379,750	0.14	12.80	379,750	0.14	12.80

	6,548,715			4,017,763

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-SHAREHOLDERS' EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2018, 2019 and 2020, was comprised as follows:

	Year ended December 31,
	2018	2019	2020

Cost of revenues	$42	$71	$110
Research and development	313	366	243
Selling and marketing	640	708	545
General and administrative	985	908	764

Total share-based compensation expenses	$1,980	$2,053	$1,662

c.Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:-TAXES ON INCOME

a.Israeli taxation:

1.Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, starting tax year 2003, results of operations in Israel are measured in terms of earnings in U.S. dollars.

2.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

According to the Law, the Company is entitled to various tax benefits by virtue of the "Approved Enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

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

Generally, a company that is Abundant in Foreign Investment is entitled to an extension of the benefits period by an additional five years.

The tax benefits under the Approved Enterprise are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published and the letters of approval for the investments in the approved enterprises. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest.

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Law.

As of December 31, 2020, the 14 years have passed for the three Approved Enterprise programs.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

The Company believes it will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to the 2005 Amendment.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

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

3.Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

4.Tax rates:

Taxable income of Israeli companies was subject to tax at the rate - 23% in the years 2018, 2019 and 2020.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also note 15.a2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company's tax assessments through 2015 tax year are considered final.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

b.Tax Reform in U.S:

On December 22, 2017, new federal tax legislation was enacted in the United States (referred to as the Tax Cuts and Jobs Act). The Tax Cuts and Jobs Act reduced the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The Company's federal income tax expense for tax years beginning January 1, 2018 is be based on the newly enacted 21% rate.

c.Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective counties of residence.

d.The income tax expense (benefit) for the years ended December 31, 2018, 2019 and 2020 consisted of the following:

	Year ended December 31,
	2018	2019	2020

Current	$3,350	$2,734	$2,641
Deferred	(6,601)	(258)	(23)

	$(3,251)	$2,476	$2,618

Domestic (Israel)	$(5,919)	$781	$839
Foreign	2,668	1,695	1,779

	$(3,251)	$2,476	$2,618

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

e.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2019	2020
Deferred tax assets:

Net operating loss carry forward	$71,653	$75,926
Temporary differences mainly relating to Research and Development, reserves and allowances	25,773	28,429

Deferred tax asset before valuation allowance	97,426	104,355
Valuation allowance	(89,320)	(96,076)

Deferred tax asset, net	$8,106	$8,279

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded valuation allowance amounting $89,320 and $96,076 as of December 31, 2019 and 2020 respectively.

f.Net operating loss carry forward and capital loss:

As of December 31, 2020, the Company has accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $ 188,435 and $ 8,298, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2020, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $ 20,116 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2020 the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $ 34,040 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

g.Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2018	2019	2020

Domestic	$17,921	$(2,171)	$(24,192)
Foreign	1,874	2,952	10,697

	$19,795	$781	$(13,495)

h.Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2018	2019	2020
Income (loss) before taxes as reported in the consolidated statements of operations	$19,795	$781	$(13,495)

Statutory tax rate	23%	23%	23%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$4,553	$180	$(3,104)
Non-deductible expenses	1,299	519	(111)
Non-deductible expenses related to employee stock options	376	472	383
Changes in tax rate	179	(5)	-
Losses and other temporary differences in respect of which no deferred taxes were generated (including changes in valuation allowance)	(4,068)	977	5,318
Recognition of deferred taxes during the year, for which valuation allowance was provided in prior years	(7,200)	-	-
Other	1,610	333	132

Actual tax expense (benefit)	$(3,251)	$2,476	$2,618

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

i.A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2019	2020

Beginning balance	$2,373	$2,492
Decreases in tax positions for prior years	(406)	(708)
Increases related to tax positions taken during prior years	40	184
Increase related to tax positions taken during the current year	485	453

Ending balance	$2,492	$2,421

The Company has further accrued $ 134 due to interest and penalty related to uncertain tax positions as of December 31, 2020.

NOTE 16:-REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the year ended December 31, 2020:

	Year ended December 31, 2019	Year ended December 31, 2020

Balance, beginning of the period	$3,873	$7,999
New performance obligations	11,195	5,210
Reclassification to revenue as a result of satisfying performance obligations	(7,069)	(2,222)

Balance, end of the period	7,999	10,987
Less: long-term portion of deferred revenue	6,265	7,495
Current portion, end of period	$1,734	$3,492

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2020, which are expected to be satisfied and recognized in future periods:

	2021	2022	2023 and thereafter
Unsatisfied performance obligations	$4,320	$216	$8,129

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

NOTE 17:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1a for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.The following tables present total revenues for the years ended December 31, 2018, 2019 and 2020 and long-lived assets as of December 31, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
Revenues:

North America	$41,384	$42,474	$38,165
Europe	38,919	42,439	44,832
Africa	23,690	25,614	23,497
Asia-Pacific and Middle East	47,320	53,948	47,677
India	131,201	49,748	62,047
Latin America	61,360	71,360	46,663

	$343,874	$285,583	$262,881

Property and equipment, net:

	December 31,
	2019	2020

Israel	$29,165	$26,423
Others	5,700	5,325
	$34,865	$31,748

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.Major customer data as a percentage of total revenues:

In 2020, the company had revenues from a single customer that represent group of affiliated companies equaling 22.1% of total revenues. In 2019 the Company had revenues from two customers that represents two groups of affiliated companies equaling 14.0% and 11.8% of total revenues. In 2018, the Company had revenues from a single customer that accounted for approximately 21.1% and from a customer that represents group of affiliated companies equaling 19.6% of total revenues.

NOTE 18:-SELECTED STATEMENTS OF OPERATIONS DATA

a.Financial expenses and others, net:

	Year ended December 31,
	2018	2019	2020

Financial income:
Interest on deposits	$111	$111	$79
Foreign currency translation differences and derivatives (*)	3,981	190	1,330
Others	-	-	807

	4,092	301	2,216
Financial expenses:
Bank charges and interest on loans	(4,597)	(3,787)	(4,130)
Foreign currency translation differences and derivatives	(5,844)	(2,627)	(3,716)
Others	-	(408)	(293)

	(10,441)	(6,822)	(8,139)

	$(6,349)	$(6,521)	$(5,923)

(*)During 2018 the Company recorded $ 969 income upon collection of trade receivables balances from customer in Venezuela at a rate which was higher than the rate it could collect these receivables previously.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.Net income (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2018	2019	2020
Numerator:
Numerator for basic and diluted net income (loss) per share - income (loss) available to shareholders of Ordinary shares	$23,046	$(2,344)	$(17,092)

Denominator:
Denominator for basic net income (loss) per share - weighted average number of Ordinary shares	78,579,013	80,296,581	81,149,687

Effect of dilutive securities:
Employee stock options and RSU	2,442,514	-	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of shares	$81,021,527	$80,296,581	$81,149,687

NOTE 19:-RELATED PARTY BALANCES AND TRANSACTIONS

a.Related party balances and transactions are with related companies and principal shareholder. Yehuda Zisapel is a shareholder of the Company. Zohar Zisapel is the Chairman of the Board of Directors of the Company and also a principal shareholder of the Company. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 1,856, $ 2,242 and $ 1,801 in 2018, 2019 and 2020, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases of this facility will expire end of March 2021.

The aggregate amount of rent and maintenance expenses related to these properties were approximately $ 1,960, $ 1,936 and $ 2,099 in 2018, 2019 and 2020, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19:-RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 78, $ 152 and $ 83 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $ 148, $ 46 and $ 274 for the years ended December 31, 2018, 2019 and 2020, respectively.

b.As part of the operating agreements with Orocom for the Pronatel project in Peru, the Company had two seats in Orocom’s board of directors out of four seats, as well as other protective rights in Orocom. As a result, Orocom and its shareholders were defined as “related companies” of Ceragon. During 2020, the Company recorded revenues in the amount of $ 5,594 related to Pronatel project. During 2018 and 2019, Amitel Perú Telecomunicaciones S.A.C. (“Amitel”) - one of Orocom’s shareholders and a partner in the Pronatel project – won a tender of Ceragon for the provision of site surveys services as well as installation and commissioning services under framework agreements in the sum of approximately $ 490 and $ 900 respectively. Following the return of the guarantees, Company’s seats in Orocom’s board of directors were reduced to one seat and Company’s other protective rights in Orocom were revoked.

In December 2018, the Company purchased 14% of the share capital of Compass for a consideration of $ 833. In December 2019, the holding was decreased to 11% as a result of third- party equity investment. As of December 31, 2020, the investment was fully written off as a result of equity losses.

Transactions with related parties:

	Year ended December 31,
	2018	2019	2020

Revenues	$3,336	$6,745	$5,843
Cost of revenues	$1,111	$1,659	$4,715

Research and development expenses	$1,008	$1,248	$1,245

Selling and marketing expenses	$771	$763	$731

General and administrative expenses	$1,067	$1,002	$913

Purchase of property and equipment	$148	$46	$274

Balances with related parties:

	December 31,
	2019	2020

Trade payables, other accounts payable and accrued expenses	$1,148	$925
Trade Receivables	$7,378	$13,117

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Ceragon America Latina Ltda.

Opinion on the internal control over financial reporting

We have audited Ceragon America Latina Ltda.´s and its subsidiary (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internalcontrol over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regardingprevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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