Form 20-F
period 2021-12-31
CERAGON NETWORKS LTD
filed 2022-05-02
CIK 1119769

As filed with the Securities and Exchange Commission on April 29, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31 , 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission file number 0-30862

________________________________

CERAGON NETWORKS LTD .

(Exact Name of Registrant as Specified in Its Charter)

________________________________

Israel

(Jurisdiction of Incorporation or Organization)

Nitzba City, Plot 300, Bldg. A, 7th floor,

POB 112, Rosh Ha’Ayin4810002, Israel

(Address of Principal Executive Offices)

Zvi Maayan (+972 ) 3-543-1643 (tel.), (+972) 3-543-1600 (fax), Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin4810002, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 83,931,596 Ordinary Shares, NIS 0.01 par value.

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

Below are some of the main risks factors and challenges that we have been facing and may further face, which could have an adverse effect on our business, results of operations and financial condition:

•
the effect of the global shortage in components and semiconductors and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, predominantly due to the global increase in demand for supply of electronic components while production capacity remains limited, which has and may continue to have an adverse effect on the lead-time for our components and their prices, adversely impacting our revenue and gross margins and our ability to timely supply our products;

•	the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated, either in terms of technology, use-case timeline or otherwise;

•
the effect of the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their significant weight compared to the then overall ordering by other customers at the same point of time, coupled with inconsistent ordering pattern and volume of business directed to us (which may deviate as a result of parameters such as buying decisions, price lists, roll-out strategy, local market conditions, regulatory environment, etc.), creates high volatility with respect to our financial results and results of operations, which could adversely affect our revenues;

•	competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products;

•	the current effect of the COVID-19 pandemic (“COVID-19”) on the global markets, on the markets in which we operate and on our business and operations;

•	risks related to the rapid change in the markets for our products and in related technologies and operational concepts development;

•
sensitivity to changes in demand in the wireless communication market domain and market segment at which we have focused our business until recently, and related risks if this segment should experience a decline in demand, while our new offering that is aimed to include, among other things, also WISPs (wireless internet services), private networks, software based solutions and disaggregated cell-site routing, will take time to mature and have a significant impact on our results that could compensate for the aforementioned risk;

•
risks relating to entering new business domains and models, predominantly by an increased focus on services and software solutions as well as increasing our market share in small operators and private networks, that neither succeed nor develop as we anticipate could result in a negative impact on our business and financial results;

•	risks relating to failure to attract or retain qualified and skilled “talents” and personnel and the intense competition for such “talents” and personnel.

•
increased breaches of network or information technology security along with an increase in cyber-attack activities, which is enhanced, among other things, as a result from the application of remote operation mode (associated with COVID-19 and current labor market trends) and changes in privacy and data protection laws increases the risk that we shall be subject to cyber-attacks that could have an adverse effect on our business;

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

•
our engagement in providing installation or rollout projects for our customers, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, delays or failures in acceptance testing procedures, credit risks associated with our customers and their ability to manage the projects to a timely collection from their end customer, their dependency on other suppliers for the completion of such projects  and reaching payment milestones, our dependency on the prime contractor’s performance and ability to pursue and manage the execution of the project and to collect the proceeds due thereunder in cases where we serve as a subcontractor to such primes, and other risks that are beyond our control;

•
risks relating to macro and micro adverse effects on the global and European markets in which we operate due to the invasion of Ukraine by Russia, such as, among others, cancellation or suspension of orders placed by Russian customers or for Russian end-users, disruption of delivery of raw materials, oil and gas, goods, and supplies’ price increases, disruption to deliveries, shipping and transportation, imposition of sanctions and embargoes, loss of business, cyber-attacks, commodity shortages and other effects that could have an adverse effect on us, our business, suppliers and customers;

•	risks related to fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls;

•	the occurrence of international, political, regulatory or economic events in emerging economies in Latin America, India, Asia Pacific and Africa, where a majority of our sales are made; and

•	the effect of global economic trends such as rising inflation, rising interest rates, commodity price increases/fluctuations, commodity shortages, and exposure to economic slowdown in China.

 These and other risk factors are further described and elaborated herein below. You should carefully read and consider the full description of the risk factors as described below, in addition to the other information contained elsewhere in this annual report:

Risks Relating to Our Business

The global supply of electronic components, including integrated circles, has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components including digital components, chipsets and semiconductors, has experienced a sharp increase in the past several years, with a growing number of industries increasing their demand and consumption. This, together with the effect of COVID-19 and trade embargos which have discouraged U.S. companies from using fabs in China, have led to longer lead-time of electronic components, which in turn has led many companies to stock up and increase their inventory levels, which has added to the pressure on the supply chain and caused an increase in the prices and lead-time of the electronic components (either electronic or such having the electronics as part of it), with many cases of a lead time longer than a year. The lack of sufficient production facilities and capacity of the semiconductor foundry industry to meet such demand, which created shortage in chipsets, electronic equipment and components, has already caused, and is expected to continue to cause, significant price increases and extension of delivery time. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. If we are unable to obtain components in a timely manner to fulfill our customers’ demand, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects. Additionally, the increase in lead time and the shortage in chipsets may result in delays in the delivery of our products and in meeting the timetables for the execution of our projects, which may trigger penalties, cancellation of orders and loss of some of our customers or market share. This has adversely affected, and may continue to adversely affect, our costs (including a significant increase in production costs) and to erode our gross margin. Furthermore, as our new Systems-on-Chip (SoC) commercialization and commencement of mass production is highly dependent on the timely delivery of the chipsets, these delays may also adversely affect the commercialization and mass production timetable, causing a delay in our ability to timely introduce the new SoC-based products to the market and safeguard and maintain our position and market share as leaders in the introduction of advanced 5G solution. In addition, given the significant increase in components lead time, and in order to minimize disruption to our business, we increased our forecast horizon to 12-18 months. As a result, our inventory level increased significantly and risk of write-offs due to, among other factors, missing our forecast has increased.

It is difficult to predict the impact of the transition to 5G technologies on our revenues as it depends, among other things, on the timelines of such transition.

We consider the wireless market transition from 4G to 5G technologies to be one of our main growth engines in the foreseeable future. Thus, the development roadmap of our products is designed to introduce to the market 5G-based products. Nonetheless, the pace of the transition is hard to predict, as it depends on numerous factors which are uncertain and beyond our control, including 5G technology developments, standardization and deployments of 5G networks, as well as on the effect of COVID-19 on the ability to, among other things, deploy 5G networks. The expected transition from 4G to 5G technologies has led to an overall slowdown in procurement and capital investments in 4G infrastructure and equipment by our customers, and such slowdown, among other things, together with the continuing COVID-19 effects, contributed to a decline in our results from 2019 to 2020. Further delays in 5G technologies deployment, could have an adverse effect on our future revenues, profitability and cash flow and cause our results to materially differ from our expectations.

A major portion of our business concentrates on large mobile operators that due to their significant weight compared to the then overall ordering by other customers at the same point of time, such as in India, where two customers represent a significant portion of our revenues, coupled with inconsistent ordering patterns and volume of business which may deviate as a result of numerous parameters, which could negatively affect our business, financial condition and results of operations.

In 2021, approximately 28.3% of our total revenues were attributed to two customers in India. In 2020 approximately 19.7% of our total revenues were attributed to one customer in India and in 2019 approximately 17% of our total revenues were attributed to two customers in India. Since (i) government actions relating to the rollout of cellular networks affect the demand for our products from customers in India, (ii) our sales are mostly generated from case-by-case purchase orders rather than long-term contracts, (iii) said customers in India are not bound by any minimum quota, and (iv) the ordering pattern and volume of business directed to us by such customers may fluctuate as a result of parameters such as buying decisions, price lists, roll-out strategy, local market conditions, regulatory environment, etc. - we have difficulty projecting future revenues from these customers. The loss of such significant customers or any material reduction in orders from them in the absence of gaining new significant customers to replace such lost business has adversely affected, and in the future could adversely affect, various aspects of our results of operations, including our cash flow and financial condition. In addition, the difficulty to project future revenues from these customers, could have, and has had in the past, predominantly with respect to such customers in India, an adverse effect on our ability to report future revenues, profitability and cash flow.

Furthermore, since a significant portion of our business is derived from specific countries, such as India, our business could be negatively impacted should certain events occur in these countries, such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, changes in governmental controls and regulations (including those specifically related to the communication industry), changes in tariffs and taxes, trade restrictions, downturn in economic or financial conditions, and an outbreak of natural calamities, including floods, epidemics (such as COVID-19) and fires. Also, an outbreak of hostilities, political or economic instability, as well as any other extraordinary events having an adverse effect on the economy or business environment in these countries, may harm the operations of our customers in these countries, and result in a significant decline of business coming from those countries. Realization of any of these or other risks could result in a material reduction in orders and could adversely affect our results of operations, including cash flow and our financial condition. Although some of those risks derive inherently from the concentration of our business, certain risks may be attributed also to the geographical territories in which we operate as detailed under the risk “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

We face intense competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products. If we fail to compete effectively, we may experience a decline in the demand for our products and our business, financial condition and results of operations could be materially adversely affected.

The market for wireless transport equipment is rapidly evolving, highly competitive and subject to rapid changes.

Our main competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless transport solution within their portfolio. These generalists may also compete with us on “best-of-breed” projects, in which operators invest resources and efforts to select the best wireless transport solution. In addition to these primary competitors, a number of smaller wireless transport specialists, including Aviat Networks Inc., SIAE Microelectronica S.P.A. and Intracom Telecom, offer, or are developing, competing products.

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

In addition, our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies.  Moreover, as more and more data demands are imposed on existing network frameworks coupled with growing demand for additional bandwidth as a result of massive use of remote services and work from home modes of operation accelerated by the COVID-19 pandemic, and due to consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive. Some of the principal disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas and limitations in site acquisition for multiple links, or the perception that fiber-optic solutions are more “environmentally-friendly” predominantly in populated areas, favoring other technologies.

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

We expect to face continuing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected. For more information on the “best-of-breed” market, please refer to Item 4. INFORMATION ON THE COMPANY; B. Business Overview – “Wireless Transport; Short-haul, Long-haul and Small Cells Transport”.

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for a further extended period of time, and may also adversely affect our operating results in a material manner.

The COVID-19 worldwide pandemic had created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have taken various measures designated to limit the spread of COVID-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, including lab work that cannot be done remotely, travel for installation and services, shipment of materials and products, as well as teamwork, we are particularly vulnerable to the consequences of and the restrictions caused by COVID-19. If COVID-19 continues to negatively impact the global economy in a significant manner for a further extended period of time, this may also adversely affect our operating results in a material manner.

Below are some of the main risks and challenges that we have been facing and may continue to face as a result of a prolonged disruption of work,  global deliveries and transportation due to COVID-19, which could have an adverse effect on our business, and on various aspects of our results of operations, cash flow and financial condition:

•
Increase in shipment and logistical costs and delivery time. COVID-19 presents various challenges to global shipment and delivery of goods, products and materials, resulting in continuous growth in shipment costs, shortage in vehicles and available shipping time slots, conjunction and cul-de-sac in sea ports, which are slowing down the delivery timetables and endanger the timely performance of projects and contractual delivery obligations. Such increased costs cannot always be reflected in the prices for our products, which causes erosion in our margins. In addition, we may suffer from cancellation of orders or termination of agreements, and imposition of penalties for late deliveries.

•
Disruptions to our Marketing and Sales activities. Disruptions or restrictions may also be imposed on our marketing and sales operations, including on our ability to interact with existing and new customers.

•
Adverse effects on employees’ health, working routines and teamwork. COVID-19 could continue to endanger or harm the health of our employees, including key employees, which could in turn harm our ability to function fully and effectively.

•
Damage to significant customers. COVID-19 has had and could continue to have an adverse effect on our business as a result of the materialization of any of the above or similar risks with respect to our significant customers. Our business has been and could further be impacted negatively if there is a prolonged impact of COVID-19 in countries from which we generate a significant portion of our business. For example, this may cause and to some extent has caused a freeze of procurement budgets, cancellation, suspension or reduction in new equipment purchases from us, failure by our customers in meeting their obligations under purchase orders already issued, postponement or cancellation of rollout projects for wireless networks, or the inability to pursue network development towards 5G, and consequently, postponement in the transition to 5G technologies and in the introduction of our new products and capabilities.

•
Difficulties in debt collection. COVID-19 may cause delays in billing and in collection of amounts due from our customers, and in satisfying revenue recognition procedures, including as a result of financial difficulties and insolvencies of major customers, which could lead to slowing the payment of their obligations to us or even discharging those obligations, or due to inability to surrender or receive payment documents such as acceptance certificates which sometimes require on-site acceptance tests that depend on our or our subcontractors’ ability to arrive to the respective sites.

•
Damage to our competitive position in the market.  Since we focus on certain elements of wireless communication networks and not on the entire end-to-end offering up to the end-users’ end points (as further detailed below), we may not benefit from certain conditions resulting from COVID-19, as opposed to other players in the market. For example, we did not benefit from the growth in demand for bandwidth and Wi-Fi connectivity due to the increased need for remote applications, as did the WISPs (Wireless Internet Service Providers).

As the scale and duration of these effects remain uncertain, further realization of any of the above-mentioned or other risks could have macro and micro negative effects on the global economy and financial markets in general, and on our business in particular, and cause a material risk to our operations, financial condition and share price.

The markets for our products change rapidly. If we fail to timely develop, commercialize and market new products and solutions that keep pace with technological developments, the changing industry standards and our customers’ needs, or if our competitors or new market entrants introduce their products before us, we may not be able to grow, may lose market share or may not be able to sustain our business.

The wireless equipment industry is characterized by rapid technological developments, changing customer needs that expect increase in product performance and evolving industry standards, as well as increasing pressure to produce more cost-effective products. These rapid technological developments could either render our products obsolete or require us to modify our products, necessitating significant investment, both in time and cost, in new technologies, products and solutions. Our success depends, among other things, on our ability to maintain an agile infrastructure that is capable of adapting to such changes in a timely manner, developing and marketing new products or enhancing our existing products in a timely manner in order to keep pace with developments in technology, customer requirements and competitive solutions offered by third parties, but we cannot assure you that any such development or production ramp-up will be completed in a timely or cost-effective manner, or how the market will receive or adopt our products compared to our competitors’ products.

We are continuously seeking to develop new products and enhance our existing products. In 2020 we released our IP-50 products’ family, which joined our line of point-to-point wireless transport products, designed to deliver premium wireless transport capabilities. The IP-50 products deliver solutions to various use cases, including 5G scenarios. In addition, we have achieved leadership in technology by innovating through design of state-of-the-art Systems-on-Chip (SoC), which we plan to integrate in the products we provide. While we expect to productize our 5G SoC in the next couple of months, the overloads and continuous delays in deliveries in the semiconductor market can cause delays in the mass production and productization of our SoC, and therefore, we cannot assure you that we will be able to successfully commercialize such sophisticated and technology-rich SoC by the time we expected. As a result, we may need to purchase SoCs from another source, which may not have the same qualities, and may be more expensive, thus negatively impacting our gross profit. Also, delays in the production of our SoC may delay the launch of new products and consequently we may lose our competitive advantage. Moreover, we cannot provide any assurance that our new products will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes. We also record perpetual usage rights of technologies of third parties, as well as part of our R&D investments, as assets on our balance sheet. While at the time we record such items as assets, the estimated risk of failure of our R&D integration efforts into our new products and into our new SoC is low, if we fail with our new product introduction, we may incur significant loss.

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

Our market is also characterized by a growing demand for more sophisticated and rich software-based capabilities within the network IP layer (layer 3 routing/MPLS), some of which may require us to utilize and embed additional components, either in hardware or software (including third-party software), in the solutions we provide. We cannot assure you that we will continue to be successful in providing these necessary software-based capabilities in a cost-effective manner, which could affect our business performance. Additionally, we have established technological cooperation with third parties to address some of these capabilities, but we cannot assure that such technological cooperation will be successful or achieve the expected results. If indeed such cooperation will not be successful, we shall have to consider other alternatives, and such investigation and entering into new cooperation in lieu of the failed ones, might cause a delay in the introduction of such capabilities.

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

Last, we cannot assure you that we will successfully forecast technology trends or that we will anticipate innovations made by other companies and respond with our own innovation in a timely manner, which could affect our competitiveness in the market.

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

As part of the marketing and sales of our products, predominantly such that had been recently released and introduced to the market or to the specific customer, including new 5G technologies, our products and solutions undergo an evaluation stage and design into the customer’s products or systems. The award of a Design Win does not necessarily mean that such customer shall eventually buy our products or that only our solution has been chosen for the design. Any such design and evaluation phase is subject to the risk of failure to meet the customer’s technological and operational requirements, specifications, delivery date or certain other parameters at any time before the design is frozen. Thus, being awarded a Design Win does not assure nor secure the materialization of actual sale and should not be relied upon by you as such.

Until recently, we sold products and services in one single market domain - the wireless communication market, and were focused on the “best-of-breed” market segment of the wireless transport market, which we believed to have the most profit potential. We are currently expanding our offering, and until such new offering will rump-up, we continue selling mostly in a single market domain, which may result in sensitivity to the changes in demand for this market segment. If this segment should experience a decline in demand which is not replaced by our new offering, we will likely experience a negative effect on our business, financial condition and results of operations.

Until recently, we mainly attributed our leadership position in our target market to the focus on the “best-of-breed” market segment of the wireless transport market. Focusing on this one market segment led to a decline in sales in 2019 to 2021, as opposed to a growth in sales in 2018 and 2017. Investment cycles in this market depend on technology cycles of mobile networks services (e.g., 4G to 5G technologies). Hence, if this segment of the market or the service providers enter into a negative cycle, or our market share in the market shrinks, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such case, we may need to take cost reduction and other measures, which may adversely impact our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we used to develop and sell products in one market domain of the wireless communication market, characterized as point-to-point licensed wireless connectivity - often referred to as “backhaul”, “midhaul”, “fronthaul” or simply wireless “transport” - into this “best-of-breed” market segment. As a result, we were, and still are, more likely to be adversely affected by a reduction in demand for point-to-point wireless transport products in comparison to companies that also sell multiple and diversified product lines and solutions in different market domains. If technologies or market conditions change, resulting in a decreased demand for our specific technology, and our new offering will not be mature or material enough to compensate for it, it could have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

Although we have revisited and updated our strategy to include, among other things, WISPs (wireless internet services), private networks, software based solutions and disaggregated cell-site routing, it will take time for our new offering to mature and have a significant impact on our results in a way that would mitigate and compensate for the aforementioned risks, and as such activities bear their own inherent risks, we currently might not be able to secure an alternative in order to avoid the implications of the realization of the risks detailed above.

We are expanding our service offering to new areas, including software-based services (SaaS) and solutions for wireless communication networks design, implementation, operation, monitoring and maintenance, either remotely or on  premise, which pose product development, marketing, sales, operation, implementation and support challenges that might result in significant losses and may adversely affect our financial results.

We are expanding the services we offer to new areas including the introduction of software-based tools and services to support design, implementation, operation, monitoring and maintenance of wireless communication networks, either remotely or on-premise. Although we have deployed similar solutions for our own use for many years, the complexity of such solutions, the lack of customer-experience in such SaaS and similar solutions, us having to operate and support such activities vis-à-vis multiple third parties if demand increases rapidly without us having sufficient time to accommodate accordingly, all increase the risk of not meeting our performance obligations. Furthermore, the selling of software solutions includes inherent risks common for such type of activities, such as, among other things, cybersecurity vulnerability, unexpected integration challenges, debugging, upgrading and increased need for version releases, underpricing, etc. In addition, new products and new versions of existing products or tools, are more prone to bugs, software failure and other problems which may, among other things, adversely affect our ability to ramp up this activity or meet our commitments to our customers, and may cause us to incur additional development, debugging and implementation costs. Moreover, the outcome following such projects’ implementation may not be to the full satisfaction of the customer or aligned with their expectations (whether or not justified), who may in turn, impose penalties against us or exercise any other remedy available to it under agreement or law. Any of these risks, among others, may also cause the NRE (Non-Recurring Engineering) and cost of such projects to be higher than planned.

Our planning, shaping and development of these software-based solutions is based on our experience and understanding of the market needs and challenges, and forecasted evolution of market developments, such as market trends, future use cases, business concepts, technologies and future demand. However, there is no assurance that we have successfully forecasted or will continue to successfully forecast such trends and needs, that the markets will accept our solutions as we anticipate or that our offering will satisfy future demand. A failure in any of the above, may result in significant losses and may adversely affect our financial results and reputation.

If we fail to attract or retain qualified and skilled “talents” and personnel, our business, operations and product development efforts may be materially adversely affected.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these professional areas while also taking into consideration varying geographical needs and cultures. We compete with other companies for personnel in all of these areas, both in terms of profession and geography, and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly trained personnel we require globally is competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. Particularly commencing in 2021, especially in the Israeli labor market, we are experiencing immense competition on talent predominantly among R&D and technological personnel, or employees having experience or expertise in high-tech and traded companies, which is reflected, among other things, an increase in salaries and retention challenges. If we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer.

Furthermore, in addition to the shortage in skilled engineers and other computers science and technology professionals versus high market demand and competitive environment predominantly in Israel where our laboratories are located, we are also experiencing fierce competition driven from the effect of major fund raising and initial public offerings activities in the Israeli capital markets that had created sudden and high demand for professional manpower having skills, experience and expertise in the management and performance of professional functions at all levels within publicly traded companies, coupled with the means to place challenging highly competitive offers.

As the demand for qualified and highly skilled personal is on constant demand, our ability to retain existing “talents” and recruit new ones is becoming more challenging. Consequently, we may have to face with increasing employment costs for existing and new personnel in professions characterized with high demand, and might have to increase our equity-based long-term incentive programs, which in turn could result in the dilution of our shareholders due to the exercise of such rights. Loss of senior level “talents” may cause delays in our development efforts and operational challenges as well as shortage in knowhow and capabilities which cannot always immediately mitigated.

Increased breaches of network or information technology security along with changes in privacy and data protection laws could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations, expose us to ransom demands or sensitive data leaks. We might be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to our competitors.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers.   Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Moreover, due to COVID-19 and current labor market trends, a significant number of our employees or employees of our vendors, suppliers and service providers, have moved to work from their homes and remotely access our or such vendors’, suppliers’ or service providers’ IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. We have seen a significant increase of cyberattacks on enterprises and individuals in recent years and we assume that we shall further be exposed to such threats going forward. In addition, our and our vendors’, suppliers’ and service providers’ IT systems are increasingly being moved to cloud-based platforms such as IaaS (Infrastructure as a Service) and SaaS (Software as a Service) IT solutions. The or based cloud-based arena poses risks of attack on and from the end-point user stations, connection channels and gateways as well as the IaaS and SaaS infrastructures of our service providers. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

In addition, a failure to protect the privacy of customers’ or employees’ confidential and/or personal data against breaches of network or IT security could result in monetary liabilities and damage to our reputation.  The regulatory framework for data and privacy protection issues is evolving worldwide, including the imposition of more comprehensive data protection requirements under the General Data Protection Regulation (GDPR), which imposes stricter obligations and provides for greater penalties for noncompliance. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New data protection and privacy laws and regulations add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies.

Unauthorized use or behavior on part of our vendors’, suppliers’ and service providers’ employees or taking insufficient cybersecurity measures by them, could result with data leaks and penetration to our databases that are located or installed in their network. In addition, the shift to software solutions coupled with requirement to move data to cloud-based and open-source environments impose enhanced cybersecurity challenges that can make our vendors, suppliers and service providers more vulnerable to cyber-attacks.

Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business.

Maintaining the security of our products (including newly introduced software products) which are installed with our customers is a critical issue for us, therefore each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. Cyber-attacks, or other breaches of security on our customers’ networks, may be initiated at any network location or device including initiation through our products. Although we maintain high levels of cyber-security aware development processes, we cannot assure that such attacks, or other breaches of security through our products, will fail and therefore may negatively affect our customers’ business. Moreover, criminal hackers or hackers associated with national governments, may target a customer of ours or even try to get access to a wider group of the communication network users while devoting immense resourced for long-term access to industry, economy or critical infrastructure users, gather intelligence and develop the means to disable their systems, which attacks are hard to detect, prevent and illuminate. Such attacks could be highly sophisticated, such as slipping malware and Trojan horses and warms into software updates or systematically search for vulnerabilities in our products or in the components we use even before it supplies to us. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. In addition, these events could also result in damage to our reputation which will further negatively impact our business.

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

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter, or from our expectations and guidance for any specific period. Most importantly, delays in product delivery or completion of related services, delays in performing acceptance tests or delays in projects timetable on part of our customers or their other vendors, can cause our revenues, net income and operating cash flow to deviate significantly from anticipated levels, especially as a large portion of our revenues are traditionally generated towards the end of each quarter.

Additionally, as a significant portion of our business is concentrated with certain customers, who are not obligated to purchase from us a fixed amount of products or services over any period of time and may terminate or reduce their purchases from us at any time without prior notice or penalty, we have difficulty projecting future revenues from these customers, which highly affect our overall revenue, cash-flow and business. In addition to the inherent uncertainty associated with such business pattern, any credit crunch, distressed financial situation or insolvency on the part of such customers, may adversely affect our ability to collect the balance due from them and further expend the variation in our revenues and operating results.

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

The delivery requirements of our customers are unevenly spread throughout the year. We may receive very large orders that were not forecasted, or that were expected with a different timing requirement. In addition, we offer our products to our customers in a wide variety of products variations and configurations, and our inability to forecast the quantities or mix of the delivery demands for our products may result in underestimating our material purchasing needs, as well as production capacity requirements.  If we fail to effectively manage our deliveries to the customers in a timely manner, or otherwise fulfill our contractual obligations to them - for example if we are unable to synchronize our supply chain and production process in cases of rapidly increasing production needs - the cost of our material purchasing, manufacturing and logistics may increase and we may also be obligated to pay expediting fees to our contract manufacturers or penalties to our customers for delays, all of which would adversely affect our business, financial results and our relationship with our customers.

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

Although we believe that our contract manufacturers and logistics service providers have sufficient economic incentive to perform our manufacturing and logistics services requirements, the resources devoted to these activities are not within our control. We cannot assure you that manufacturing or logistics problems will not occur in the future due to insufficient resources devoted to our requirements by such manufacturers and logistics service providers, or due to insolvency or other circumstances that could have a material adverse effect on those manufacturers and logistics service providers’ operations. In addition, we cannot assure that we will have the ability or be in the position to demand from our contract manufacturers to assume our obligations to our customers, apply the same terms back-to-back to our contract manufacturers and suppliers, a risk that is intensified in the case of a single source supplier.

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

 In certain projects, we serve as an integrator and prime contractor of end-to-end rollout projects, which include installation and other services for our customers. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment (or part thereof) for projects handled by others, primarily system integrators. Those rollout projects often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer, as significant amounts are to be paid by our customers over time. In cases where we do not serve as prime contractors as aforesaid, and the full project is handled by others, even if we have delivered to our commitments, there is a risk that we will not be able to receive payments in a timely fashion due to failure or default on part of the prime contractor  or other issues which are not related to the performance of our portion of the project, causing payment delays by the end customers. Therefore, these types of projects could cause us to experience substantial period-to-period fluctuations in our results of operations, cash flow and financial condition.

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

Our business and operations are subject to regulatory requirements in Israel and may be subject to additional regulatory requirements in other jurisdictions where we operate or where our subsidiaries’ offices are located, including, among other things, with respect to government contracts, global trade compliance, export controls, trade sanctions, labor, tax, anti-bribery, anti-corruption, and data privacy and protection. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. Moreover, the cross-border nature of our business operations may trigger not only a responsibility to comply with Israeli trade compliance legislation but also a responsibility to comply with certain applicable foreign trade control regulations. Certain of such requirements may also vary from the jurisdiction in which we operate to jurisdictions in which our suppliers, customers or resellers are operating. If we or our suppliers fail to obtain any required export licenses, or where existing licenses are revoked or become subject to export restrictions, our ability to manufacture, market and sell our products and services could be adversely affected.

Additionally, we may be limited in our ability to transfer or outsource certain aspects of our business to certain jurisdictions, and may be limited in our ability to undertake research, development, or sales activities in certain jurisdictions, or we may be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing, sale, import or export of products, solutions and services, which may adversely affect our business, operations and results.  We rely on a global supply chain and on certain marketing channels that may be similarly affected by these regulatory requirements. We cannot assure you that despite our efforts we will be able to successfully or effectively assure that all of our suppliers, agent and resellers will adhere, or will succeed in making sure that their suppliers or customers adhere, to the regulatory requirements that flow down to them. Further, these regulatory requirements are subject to change and governments around the world are adopting a growing number of compliance and enforcement initiatives.  In particular, the pace and scope of changes to global trade control regulations has increased dramatically over the past year, in multiple jurisdictions relevant to our business. These regulations may continue to increase and change at an unusually rapid pace. It has been and may continue to be increasingly difficult to keep up with the pace and scope of these changes. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, civil penalties, or criminal penalties against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation. While we make efforts to comply with such regulatory requirements, we cannot assure you that we will be fully successful in our efforts, or that that regulatory changes will not negatively affect our ability to develop, manufacture and sell the products, solutions and services we offer.

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

Our wireless communications products emit electromagnetic radiation. While we are currently unaware of any negative effects associated with our products, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products, and we may be required to modify our technology without the ability to do so. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our transport solutions.

The regulatory framework for data protection and privacy issues is rapidly evolving worldwide and is likely to continue developing in the foreseeable future. As such, in May 2016, the European Union adopted the GDPR, fully enforceable as of May 25, 2018, which imposes striker data protection obligations and provides for greater penalties for noncompliance. Any inability to adequately address these privacy and data protection concerns or to comply with the respective applicable laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

As part of our business is located throughout Europe, we are exposed to the negative impact of invasion of Ukraine by Russia on the European markets in which we operate and on our operations.

The invasion of Ukraine by Russia is likely to have numerous adverse effects on the global and European markets in which we operate. Sanctions and export controls imposed by the U.S. U.K. and E.U. countries significantly  limit trade with Russian entities and individuals, requiring us to apply for export licenses and approval for orders placed by Russian customers or that are to be delivered to Russian end-users, while there is no assurance that such licenses and permissions shall be awarded. Due to the pace of changes, the complexity and the immediate effect of the new sanctions and export controls, they pose a risk of failure to timely respond, adjust, implement or comply therewith. These new regulatory measures may also lead to the cancellation or suspension of orders in the short term   as well as a more long-term loss of market share to competitors who are unaffected or do not seek to comply with the new Russia-related trade limitation. Furthermore, as Russia is a global source of raw materials, oil and gas and additional goods and commodities, the ongoing war and hostility also disrupts the supply of these resources (in addition to the imposition of sanctions and embargoes), causes price increases, shortage, disruption to deliveries, shipping and transportation. These disruptions are reflected both in price increases and shortages impacting our contract manufacturers and suppliers, and adversely affect our production and supply chain costs and timelines. Furthermore, there is an increased risk of cyber-attacks and deliberate disruption to the routine activities in general and communication channels in particular. The above-described risks are continuously changing and developing at an unprecedented rate as the war continues. Those and other risks could have an adverse effect on us, our business, suppliers and customers.

Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls.

We are a global company that operates in a multi-currency environment. Although we derive a significant portion of our revenues in U.S. dollars, a portion of our revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America, Asia Pacific and in Africa. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

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

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2021, we incurred losses in the amount of $3.4 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

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

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2021 and 2020, sales in these regions accounted for approximately 68% and 69% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

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

All of these risks could result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability.

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

We cannot assure you that we will be able to maintain profitability or positive operating cash flows.

Throughout the years 2015 to 2018 we were profitable, recognized positive net income and generated cash flow from operating activities. However, in 2019 we suffered a reduction in our net income, recognized a net loss of $2.3 million and generated negative cash flow from operating activities of $12.9 million, in 2020 we again were suffered a reduction in our net income and recognized a net loss of $17.1 million but generated a positive cash flow from operating activities of $17.2 million. In 2021 we were exposed to COVID-19 disruptions, suffered a reduction in our net income, recognized a net loss of $14.8 million and generated a negative cash flow from operating activities of $15.0 million. There is no assurance that we will be able to improve such results, which may require the implementation of additional cost reduction measures. Our failure to maintain profitability or to continue to have positive operating cash flows may impact our ability to compete in the market for the short and long term and may impair our financial condition.

Consolidation within our customer base could harm our business.

The increasing trend towards mergers in the telecommunications industry, such as the merger of T-Mobile and Sprint in the United States, has resulted in the consolidation of our current and potential customer base. In situations where an existing customer consolidates with another industry participant, which uses a competitor’s products or which already has an installed base covering the areas which are of interest to our customer, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products or use the existing installed base. Furthermore, during the interim period commencing the announcement until the actual closing or failure to close under such transaction, the parties to the merger or any of them might suspend, delay or cancel new engagements with us or procurement of our products, even if the merger shall not be consumed. Further, consolidation of our customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers, to the extent that the number of the existing or potential customers decreases. Moreover, some of our customers may agree to share networks, resulting in a decreased requirement for network equipment and associated services, and thus a decrease in the overall size of the market. Some network operators share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment and could harm our business and results of operations.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may expose us to fines and damages and cause investors to lose confidence in our reported financial information, which could result in the trading price of our shares to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, using the criteria established in “Internal Control - Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021 in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

Lastly, and as indicated above, given the significant increase in components lead time, particularly the electronics part of it (with many cases of a lead time longer than a year), and in order to minimize disruption to business, we increased our forecast horizon to 12-18 months. As a result, our forecast our inventory level increased significantly and risk of write-offs due to, among other factors, missing our forecast has increased.

Our sales cycles in connection with competitive bids or to prospective customers are lengthy.

It typically takes from three to twelve months after we first begin discussions with a prospective customer, before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids, in tenders issued by our customers or prospective customers, and these tender processes can continue for many months before a decision is made by the customer. In addition, even after the initial decision is made, there may be a lengthy testing and integration phase or contract negotiation phase before a final decision to purchase is made.  In some cases, even if we have signed a contract and our products were tested and approved for usage, it could take a significant amount of time until the customer places purchase orders, if at all. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events that impact customers’ decisions occur during such cycle and in turn, increase the difficulty of forecasting our results of operations and may cause an increase in inventory levels and our liability to our suppliers, and a risk for inventory write downs and write-offs.

If we fail to obtain regulatory approval for our products, or if sufficient radio frequency spectrum is not allocated for use by our products, our ability to market our products may be restricted.

Generally, our products must conform to a variety of regulatory requirements and international treaties established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products, which may not be affected as much from such changes. Delays in allocation of new spectrum for use with wireless transport communications, such as the E, V, D and W bands in various countries, at prices which are competitive for our customers, may also adversely affect the marketing and sales of our products.

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auction or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products. We may not be successful in obtaining regulatory approval for our products from these authorities and as we develop new products either our products or some of the regulations will need to change to take full advantage of the new product capabilities in some geographies. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted, which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless transport at frequencies used by our competitors’ products, could increase the competition we face. In addition, the 5G rollout could be contingent upon the allocation of the radio frequency spectrum by governmental authorities which could cause a delay in the ramp up of those activities.

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

In previous years we experienced a decline in our revenues, incurred substantial losses and generated negative cash flows. If this decline continues, our results of operations and cash flow may be significantly adversely impacted. Although we were able to increase our booking and backlog in 2021 and in the first quarter of 2022, we cannot assure you that we will be able to maintain this improving trend and convert such backlog into profitability and positive operating cash flows.

In 2019 we incurred a net loss of $2.3 million, a net loss of $17.1 million in 2020 and a net loss of $14.8 million in 2021. We have also experienced a fluctuation in our cash flow from operations of $(12.9) million, $17.2 million and $(15.0) million in 2019 through 2021, respectively. Our prior losses resulted from, among other things, decreases in revenues, decreased gross margins, decline in procurement and capital expenses related to 4G products by our customers as well as slow ramp-up of 5G rollout and new ordering and other factors detailed in in our Annual Reports on Form 20-F for the years 2019 and 2020. Commencing 2020, our losses resulted, among other things, also from the health and economic implications of the COVID-19 pandemic and the significant expenses, costs and charges associated, among other things, with the global semiconductors and electric components shortage and increase in price of such components, increase in logistical supply chains’, shipment and delivery costs and an extension of delivery timelines, expediting fees and increased inventory expenditures, and other factors as further detailed in this Annual Report on Form 20-F and in our Annual Reports on Form 20-F for the years 2019 and 2020.

While in 2021 we have taken measures to improve our gross profit, reduce our operating expenses, improve our working capital management and secure 5G design wins and booking, the implementation of such measures is lengthy, may be delayed as a result of the other risks and uncertainties detailed in this Annual Report on Form 20-F and there is no assurance that such measures will be sufficient or successful or that we will not continue to experience a decline in our revenues, incur substantial losses and generate negative cash flows or that such decline, losses and negative cash flow will not intensify. In the event that our revenues continue to decline and that our losses and negative cash flow increase, our results of operations will be significantly adversely impacted. In such a case, we may need to take additional measures such as cut in costs, which may impact our ability to compete in the market and serve our working capital needs as planned. Furthermore, our working capital needs may require additional or alternate cash resources. If we are unable to obtain such resources nor generate an improved cash flow from our operations, our liquidity and ability to fund operations could be impaired.

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

We continue to explore potential merger and acquisition opportunities within our wireless transport market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore merger and acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and to diversify our business. However, we are unable to predict whether or when any prospective deals will be completed.

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

Our global operation exposes us to the effects of global economic trends such as rising inflation, rising interest rates, commodity price increases/fluctuations, commodity shortages, exposure to economic slowdown, etc.

The global nature of our activity and our global presence and operation in different countries, regulatory, legal and financial regimes, exposure to wide spread of customers, suppliers, subcontractors and contractors, global and local macro and micro developments, and the aggregative impact thereof, might have direct or indirect impact on our business and results of operations, which are hard to predict, monitor or asses, causing uncertainties and high volatility with respect to our estimated or expected results of operations and, in addition, could have an adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Ordinary Shares

Holders of our ordinary shares who are U.S. residents may be required to pay additional U.S. income taxes if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2022. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2021, the price of our ordinary shares has ranged from a high of $6.90 per share to a low of $0.99 per share. On December 31, 2021 and 2020, the closing prices of our ordinary shares were $2.57 per share and $2.78 per share, respectively. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

•	announcements of technological innovations or new commercial products by us or by our competitors;

•	competitors’ positions and other events related to our market;

•	changes in the Company’s estimations regarding forward looking statements and/or announcement of actual results that vary significantly from such estimations;

•	the announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	period to period fluctuations in our results of operations;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	our ability to show and accurately predict revenues;

•	our need to raise additional funds and the success or failure thereof;

•	other announcements, whether by the Company or others, referring to the Company’s financial condition, results of operations and changes in strategy;

•	changes in senior management or the board of directors;

•	the general state of the securities markets (with a particular emphasis on the technology and Israeli sectors thereof);

•	the general state of the credit markets, the volatility of which could have an adverse effect on our investments;

•	developments concerning material proprietary rights, including material patents;

•	whether we or our competitors receive or are denied regulatory approvals; and

•	global macroeconomic developments, including in connection with the COVID-19 outbreak, components shortage, Russia-Ukraine war, and other occurrences.

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

In addition, the volatility of the market price of our share especially when market price is perceived to be very low may stimulate hostile activities against us such as capital markets’ “activists” trying to influence our operations and hostile takeover attempts by competitors or other potential stakeholders. This may cause a significant distraction of management attention in executing against our plans and adversely impact our business and financial results.

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

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from our business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, which was filed with the District Court of Tel-Aviv, was based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs. Interim proceedings were held with respect to the application of the US Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, following a judgment issued by the Israeli Supreme Court stating that Israeli companies whose shares are dually traded in Israel and in certain foreign stock exchange, will be subject to the listing rules in the foreign jurisdiction. To date, after a rehearing proceedings it was ruled that U.S. law will apply also in our case, which was returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court further held that the Company’s claims based upon the statute of limitations should also be adjudicated under U.S. law. On March 20, 2022, following the court’s decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of US law. The Company is required to submit its Statement of Defense, by June 26, 2022. (see below in Item 8. “FINANCIAL INFORMATION” – Legal Proceedings”).

If we sell ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

              In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price paid for our ordinary shares by our shareholders. On April 23, 2020, we filed a shelf registration statement on Form F-3 with the SEC which allows us to offer and sell, from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities with an aggregate offering price of up to U.S.$150 million (the “Shelf Registration Statement”). The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions, including under the Shelf Registration Statement, may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders would experience additional dilution and, as a result, our share price may decline.

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

Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a peaceful solution, and there have been numerous periods of hostility, acts of terror against Israeli civilians, as experienced recently once again in Israel, as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip.

Israel is engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel, most recently in May 2021.

Over the years, this state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.

In addition, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah (a Shia Islamist political party and militant group based in Lebanon), maintains a military presence in Syria, and is viewed as a strategic threat to Israel in light of its nuclear program. Air bombing attacks on what is perceived to be Iranian facilities, assets and weapons supplies in Syria and the assassinations of certain Iran’s senior generals which to Iran belief is associated to Israel, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which is positioned alongside Israel’s northern border.

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

In addition, in accordance with the Israeli Restrictive Trade Practices Law, 1988 (the “Economic Competition Law”), and the R&D Law, to which we are subject due to our receipt of grants from the IIA, a change in control in the Company (such as a merger or similar transaction) may be subject to certain regulatory approvals in certain circumstances. For more information regarding such required approvals please see Item 4. “INFORMATION ON THE COMPANY - B. Business Overview - The Israel Innovation Authority”.

In addition, as a corporation incorporated under the laws of the State of Israel, we are subject to the Economic Competition Law and the regulations promulgated thereunder, under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority in order to consummate a merger or a sale of all or substantially all of our assets.

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may also adversely affect the price that investors may be willing to pay in the future for our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A.          History and Development of the Company

             We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Israeli Companies Law, our registered office is located at Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin 4810002, and our telephone number is +972-3-543-1000. Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 851 International Parkway, Suite 1340, Richardson, Tx 75081.

B.          Business Overview

We are the leading wireless transport specialist company in terms of unit shipments and global distribution of our business, providing innovative high capacity wireless connectivity solutions to global markets across various industries, mainly wireless (mobile) networks service providers.

Wireless transport is a means for connecting mobile network sites (e.g. cellular base stations in various architectures) to the rest of the network. It carries information to and from the cellular base stations. It is used when high-speed wireline connectivity to telecom sites (typically fiber optics) is not available or rapid development is required. According to market research, about 45% of global telecom sites are connected to the rest of the network via wireless transport.

Ceragon’s innovative technology related to the transition from Wireless SDH to Wireless IP, and the further transition to compact multi-core all-outdoor wireless backhaul solutions, assisted in positioning Ceragon as a leader in the global wireless transport market, and we expect that it would have potentially positioned us to benefit from new wireless generation transitions such as the current 5G evolution.

In preparation for the transition from 4G to 5G technologies, we have begun planning the roll-out of new 5G-supporting products. In 2019, we introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses. Currently, we are investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset to be incorporated in products expected to be introduced in 2024.

The term ‘wireless transport’ refers to various types of network connectivity signaling and network protocols which vary in speeds and include (i) backhaul - used in 4G, 5G and earlier generations of mobile networks to send data packets between the network and the base-stations and between the base-stations to other network elements, and (ii) fronthaul - used in 4G and 5G networks to send radio signal values between building blocks of the base station, which can be separated from another across geographic site locations to achieve network efficiencies in some network scenarios.

Wireless transport offers network operators a cost-efficient alternative to wire-line connectivity between network nodes at different sites, mainly fiber optics. Support for high broadband speeds and very large numbers of devices, means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless transport links can also be set up much faster and at a fraction of the cost of fiber solutions. On the operator’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

 We provide wireless transport solutions and services that enable cellular operators and other service providers to build new networks and evolve networks towards 4G and 5G services. The services provided over these networks are: voice, mobile and fixed broadband, Industrial/Machine-to-Machine (M2M), Internet of Things (IoT) connectivity, public safety and other mission critical services. We also provide our solutions for wireless backhaul to other vertical markets such as Internet service providers, public safety, utilities, oil and gas offshore drilling platforms, as well as maritime communications. Our wireless transport solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network. We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI), Telecom Infra Project (TIP) and others.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, wireless transport network audit and optimization, and training. To enable delivery of turn-key solutions to our customers, in addition to providing roll-out services, we have partnered with other third party providers of technologies complementary to our own. Our offering includes technologies such as: Unlicensed Point-to-Point, Private LTE, Licensed/unlicensed Point-to-Multipoint, IP/MPLS and others. This allows us to better cover our customers’ end-to-end needs and increases the level of stickiness with these customers. Our services include powerful project management tools that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a fast time-to-revenue. Our experienced teams can deploy hundreds of wireless transport links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

Designed for any network scenario, including risk-free flexible migration from current and legacy network technologies and architectures to evolving standards and network transport scenarios, our solutions provide ultra-high speed connectivity at any distance, be it a few kilometers or tens of kilometers, and even longer, over any available spectrum (or combinations of available spectrum bands) and in any site and network architecture. Our solutions support all wireless access technologies, including 5G-NR NSA, 5G-NR SALTE, HSPA, EV-DO, CDMA, W-CDMA, WIFI and GSM as well as Tetra, P.25 and LMR for critical communications. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from a monolithic base-station architecture to an open RAN architecture, utilizing vertical and horizontal disaggregation, allowing them extra flexibility, scalability and efficiency, thereby meeting the increasing demand of a growing number of connections of any type for consumers and enterprises with growing needs for mobile and other multimedia services, and a growing number of machines or IoT devices such as street surveillance devices or meters.

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety organizations, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 460 service providers of all sizes, as well as in more than 1,500 private networks, in more than approximately 140 countries.

Wireless Transport; Short-haul, Long-haul and Small Cells Transport

Today’s cellular networks are predominantly based on 4G technologies. These networks constantly undergo expansion of coverage, densification with additional sites to cater to higher demands for speeds and to make more services available per given area. However, 189 service providers in 74 countries have now launched 5G services .  These investments in 5G radio network infrastructure, and consequently, associated wireless transport, are expected to gradually increase during the next several years. In order to allocate spectrum resources for 4G and 5G, some operators are shutting down their 2G and/or 3G network (a “network sunset”) in order to re-allocate radio access network frequency bands to 4.5 and 5G services. These market dynamics of network expansion and densification, have resulted in higher demand for wireless transport capacity, at increased density, accommodating sophisticated services over the network at far higher volume than available up to recent years. Such services include the many 5G use cases, which among others include enhanced mobile broadband, mission critical services, IoT & Industrial IoT (Industry 4.0, or “IIoT”), Gigabit broadband to homes, multi Gigabits services to enterprises and more.

The wireless transport market is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless transport solution that will meet their wireless transport needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as “best-of-breed”. The other market segment is characterized by operators that do not select the wireless transport solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers an end-to-end solution and the equipment required to operate the entire network, including the wireless transport equipment. Operators in this segment of the market rely on the network solution providers to choose wireless transport as part of the full end-to-end solution while often compromising on performance and optimization of the network and other resources, as see it as a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as “bundled-deals”.

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

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission for evolving cellular networks, providing 155 Mbps at 38 GHz in 1996 and numerous microwave and millimeter-wave technology innovations thereafter. Since 2008, Ceragon has invested in pioneering the multicore™ technology focusing on addressing the multiple wireless transport challenges of 4G and 5G services. This technology is at the core of Ceragon’s in-house developed chipsets for wireless transport, now in their Fourth generation, which enable Ceragon to design and offer vertically integrated solutions. This vertical integration enables Ceragon to provide higher flexibility, better performance, and improved time-to-market. With the first products based on multicore™ technology introduced  to the market in 2013, Ceragon has enabled dual-core radios and far advanced capabilities, such as Line-of-Sight Multiple Input Multiple Output (LoS MIMO), which allows efficient use of spectrum where congestion of frequencies exist, Advanced Frequency Reuse (AFR), which allows massive network densification and Advanced Space Diversity, which eliminates the use of multiple antennas in various network scenarios, thereby accelerating network deployment and reducing total cost of ownership.

In 2019, Ceragon introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce capital and operating expenses.

Ceragon is currently investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset, expected to be available in 2022, offering industry-leading performance and capacity.

Industry Background

The market demand for wireless transport is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the continuous customer growth in developing countries, and the explosion in mobile data usage in developed countries. The year 2020 brought with it a mass exodus to the online world and created an urgent need for more network capacity, pushing operators and service providers to accelerate their 5G plans. In 2021  we found ourselves at the cusp of a global wireless generation transition – from 4G to 5G.

The main catalyst for the wireless transport evolution has been the huge increase in data and video consumption across the globe. This evolution generates higher capacity and cost-efficient architectures, based on IP/Ethernet technologies in a developing set of network scenarios and architectures.

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

•
With help from organizations such as the operator-led O-RAN Alliance, 5G fronthaul and midhaul network interface specifications are open and defined in a structured format. This allows MNOs to purchase RUs, DUs, CUs, and the associated transport networks between them, from anyone. We believe that this presents new market opportunities for Ceragon’s leading wireless transport solutions with our open network architecture.

Rapid subscriber and connections growth and the proliferation of advanced end devices, driven mainly by video content, have significantly increased the amount of traffic that must be carried over a cellular operator’s transport infrastructure. COVID-19 has further accelerated this trend. As a result, existing transport capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. The proliferation of industrial, security and metering devices through IoT technologies, and implementation of new 5G network architectures is also expected to increase the total capacity and coverage that is needed to be transported throughout networks and put additional strain on network capacity, requiring even higher capacity wireless backhaul and fronthaul connectivity.

With the growth in adoption of 4G and the accelerated pace of adoption of 5G, which require even higher network speeds and wireless backhaul capacity, in particular, cellular operators are seeking strategies, using new technologies, which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, which are key for network slicing.

   Network slicing is a network engineering model in which the physical network is providing resources to numerous virtual networks on top, whereas each virtual network delivers a specific set of performance characteristics for a specific service, or set of services, sharing common requirements. For example, a network slice that is tasked with delivering ultra-high bandwidth for mission critical multimedia services (voice and video) to law enforcement agencies, requires a different amount of network resources ensuring prioritized capacity and minimal delay variation, whereas a different network slice support video streaming service for mobile entertainment. SDN and NFV technologies are designed to support network slicing models and its implementation, for high quality subscriber experience, by simplifying service creation and orchestration through simple network traffic engineering rules and tools, as well as enable end-to-end network resources optimization across all network domains, including the wireless transport domain, for increased operational efficiency. Network resources optimization is expected to be achieved, in part, by the use of SDN technologies with wireless transport optimization applications, which will exploit network intelligence gathered by SDN controllers within the network.

The wireless transport domain of the network will require adaptation to these industry trends by enabling far higher capacities, with ultra-low latency for high service quality, simple service creation and optimization to cope with the influx of a thousand-fold increase in the number of services compared to 4G networks, and a high degree of wireless resources optimization (spectrum and other) that will be incorporated within the wireless transport network infrastructure.

Cellular Operators

In order to address the strain on backhaul and fronthaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital and labor-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul and fronthaul capacity. Supporting data rates of 1 Gbps and above (backhaul) and 10Gbps and above (fronthaul) over a single radio unit, wireless transport solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul and fronthaul costs.

Some of today’s backhaul networks, primarily in emerging markets, still employ circuit switched (or TDM) solutions - whether T1/E1 or high-capacity SDH/SONET. These networks, originally designed to carry voice-only services, have a limited bandwidth capacity and offer a no cost-efficient scalability model. The surge in mobile data usage, fueled by anticipation and adoption of advanced releases of 4G and 5G services, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless transport network in various microwave and millimeter-wave spectral bands. As operators intensify 4G services availability and transition to 5G services, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in their transport network while maintaining support for their primary legacy services. The progression that is expected in  5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role the wireless backhaul and fronthaul may take in their network in 2-3 years’ time, as reaching the small cells with more fiber is expected to become a significant challenge, both physically and economically.

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

Wireless vs. Fiber Transport

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In other scenarios, high-capacity wireless connectivity using microwave and millimeter-wave technologies (wireless transport), is significantly more cost efficient. Wireless transport is taking a significant role in 4G network densification and is expected to take a significant role in the transition to 5G rollout as a result of ease and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

Wireless microwave and millimeter-wave transport solutions on the other hand are capable of delivering high bandwidth, carrier-grade network services. Our wireless transport solutions are suitable for all capacities, carrying multi Gbps of the operators’ traffic over a single radio connection (or “link”). Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave and millimeter-wave links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures, as well as enabling the deployment of small cells or distributed cells, as very often fiber is not available or too costly and time consuming to bring to where small cells are required.

 Licensed vs. License-exempt Wireless Backhaul

Licensed wireless transport: Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, microwave bands (4-42GHz) and millimeter-wave bands (71-86GHz) are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee the exclusive use of that spectrum for a specific use thereby eliminating any interference issues. A licensed microwave or millimeter-wave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our licensed spectrum products operate across the entire span of the licensed microwave and millimeter-wave spectrum described herein, from 4GHz microwave to 86GHz, delivering multi Gbps per link and are scalable and versatile to meet all radio access networks, small cells, private networks and long-haul radio transmission paths requirements.

License-exempt wireless transport: Service providers also select license-exempt spectrum in order to provide high speed connectivity to businesses, campuses (often regarded as a wireless backhaul) and serve cellular small cells with wireless backhaul connectivity, without regulatory approval for spectrum.

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

Industry Trends and Developments

•
Sudden and wide widespread surge in network traffic in 2020 and 2021 emerging from COVID-19 pandemic continues to cause global change to the way business and individuals access information for work and leisure. The result of national lock-ins for large parts of the population brings many businesses to exercise company-wide work-from-home with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is a sudden and sharp increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas.  As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers are experiencing today amidst the pandemic will remain and even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high volume communication transactions.

•
5G will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures will require higher capacity, lower latency networks and in particular higher transport capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless transport solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless transport solutions are SDN-ready, built around a powerful software-defined engine and may be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless transport network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

•
The emergence of distributed cells presents transport challenges that differ from those of traditional macro-cells. Distributed cells are used to provide connectivity and capacity in hot spots and underserved spots, as well as increase coordination between adjacent cells, leading to improved service level. They also significantly reduce the cost of cell-site equipment. This new architecture is forecasted to be present in a high percentage of advanced 5G network deployments. Our distributed-cells wireless transport portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers independent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the transport portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless transport. It has become abundantly clear that in these new scenarios, a new breed of wireless transport solutions with a significant investment is required. Our wireless transport solutions support network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement is maintained.

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

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high capacity wireless transport solutions, which incorporate our unique multicore™ technology. Our multicore™ technology is a key element in our differentiation within the wireless transport market, serving the “best-of-breed” market segment. Our multicore™ technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore™ technology SoCs into sub-systems and complete wireless transport solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network related expenses. Our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless transport platform for their long-haul, short-haul and small/distributed cells transport needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G and 5G, which significantly contribute to our customers’ ability to modernize and expand their services.

Our wireless transport solutions are offered across the widest range of frequencies - from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer more flexibility in deploying its wireless transport infrastructure, as it enables the customer to select the spectrum available in the customer’s market, from a wider range of frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

•
Enhance service portfolio, quality of experience and reach. Our multicore™ technology allows our customers to introduce new services (e.g. 5G use cases), to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers and to extend their network and services reach in order to address new markets.

•
Ensure peace of mind. Our solutions utilize the latest in microwave and millimeter-wave technology, incorporated in-house developed System-on-Chips (baseband and RF integrated circuits), and use the latest advances in SMT (Surface-mount technologies) based manufacturing – allowing our customers to benefit from the highest service availability across their Ceragon-based wireless transport network.

We provide our customers with future solutions already built-in to their Ceragon-installed base. We invest a significant amount of effort in designing and providing solutions, which are not only backward compatible with our earlier product generations, but also allow our customers to reuse the radio units and antennas of their Ceragon links installed base, thereby replacing only the low labor-consuming indoor (sheltered) units - thus benefiting from the latest wireless transport performance of our latest technology across their Ceragon-installed base. Moreover, our solutions support multiple technologies within the same wireless transport equipment, providing our customers with high flexibility in network transition from legacy connectivity to 4G and 5G connectivity and architectures, at their desired pace of transition - while achieving long-term operational efficiency, high service quality and availability.

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless transport solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration and cost structure and control over the timing of introducing certain capabilities, which is not available to vendors relying on off-the-shelf chipsets. This, in turn, yields systems that have superior performance when compared with systems which use off-the-shelf chipsets component available from the other single source, due to our ability to closely integrate and fine-tune the performance of all the radio components. By significantly reducing the number of components in the system and simplifying its design, we have made our solutions easier to manufacture, and further allow ourselves to offer derivative products at different price and performance configurations aligned to our customers’ demands. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus, we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets, and at the same time [care for][promote a?] more “green” environment by reducing energy consumption and environmental pollution caused thereby.

As an example, our IP-20C, which is a complete wireless backhaul node, can quadruple the link capacity over a single frequency channel when compared to the capacity that can be achieved over the same single frequency channel by other vendors’ single channel solutions. This IP-20C node has nearly the same footprint as our older generation RFU-C which is a single-channel radio unit that Ceragon provides, and is not a full system, but only the RF module of the product. This achievement could not have been possible without our full control of the entire design and production process.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators and private networks to profitably evolve mobile networks by using complementary transport alternatives. In some cases, we have entered into a strategic alliance with a potential competitor that nevertheless, choose our technology for its future products, acknowledging that we propose the “best-of-breed” cutting edge technology.

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

We offer our products in four configurations: All-outdoor, split-mount, all-indoor, and disaggregated transport.

•
All-outdoor solutions combine the functionality of both the indoor and outdoor units in a single, compact device. This weather-proof enclosure is fastened to an antenna, eliminating the need for rack space or sheltering, as well as the need for air conditioning, and is more environmentally friendly due to its lower footprint and power consumption.

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

•
Disaggregated wireless transport solutions offer a single radio suitable for all-outdoor, a split-mount scenario, and a networking unit, which provides versatile and scalable hardware options based on merchant routing silicon and also provides routing capabilities (L3) that are radio technologies aware.

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

The IP-50 Platform provides disaggregated wireless transport using a single type of radio in microwave or millimeter-wave for all configuration and installation scenarios and IP/MPLS and segment routing capabilities over merchant silicon hardware options.

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

As wireless transport capacity needs grow, the wireless transport network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal foot print with the IP-50C product. Ceragon’s multicore™ technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore™ radio units can be used with IP-20N,IP-20F or IP-50FX products, such as RFU-D and the RFU-D-HP, or IP-50C and IP-50E in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX).

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

•
SDN support in our wireless transport products - all Ceragon IP-20 and IP-50 products support the needed SDN protocols allowing the operator to manage these products with Ceragon SDN controllers but also with third party SDN controllers, again, allowing full flexibility to our customers.

•
SDN applications – Software (SW) tools with significant impact on our customers’ TCO (total cost of ownership), network availability, and fast network rollout. These applications enable operators to increase their network efficiency and effectiveness with operational optimization and automatization capabilities. With the SDN technology, Ceragon SW solutions are entering into the cloud domain allowing multiple open and flexible deployment scenarios for our customers. Currently, Ceragon is developing and enhancing those and other SW tools in order to expand our offering also to stand-alone SW solutions and services either as on-premise, remote or SaaS services.

•
IP-100 Platform - Ceragon is currently investing in a new chipset which incorporates 8-cores (Octa-core) in a chipset expected to be taped-out in 2022, offering industry-leading performance and capacity. We are already designing the first IP-100 products using that chipset that will significantly increase our wireless transport products capabilities in terms of higher capacity, lower latency, lower physical size and power consumption and more. These capabilities will make the IP-100 platform the optimize choice for existing and new use cases in the 5G mobile market. The IP-100 platform will expand Ceragon products coverage beyond the MW bands, V-Band and E-Band range (4-86 GHz) and will include W-band (up to 110 GHz) and D-band (up to 170 GHz) products.

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

Our Services

We are responsible for installing most of the links we ship. We offer complete solutions and services for the design and implementation of telecommunication networks, as well as the expansion or integration of existing ones. We have a global projects and services group that operates alongside our products groups. Under this group we offer our customers a comprehensive set of turn-key services including: advanced network and radio planning, site survey, solutions development, installation, network auditing and optimization, maintenance, training and more. Our services include utilization of powerful project management tools in order to streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up, and allowing faster time to revenue. Our experienced teams can deploy hundreds of “wireless transport links” every week, and our rollout project track-record includes hundreds of thousands of links already installed and in operation with a variety of Tier 1 operators.

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

Currently, in the pursuit of our new strategy to diversify and expend our offering to include, among other things, WISPs (wireless internet services), private networks, software based solutions and disaggregated cell-site routing, we are developing and enhancing those and other SW tools that have been used by us for networks planning, commissioning, monitoring, optimization and maintenance, to be included in our services offering as a stand-alone SW solutions and services either as on-premise, remote or SaaS.

Our Customers

We have sold our products, directly and through a variety of channels, to over 460 service providers and more than 1,500 private network customers in more than approximately 140 countries. Our principal customers are wireless service providers that use our products to expand transport network capacity, reduce transport costs and support the provision of advanced telecommunications services. In 2021, we continued to maintain our position as the number one wireless transport specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2021, customers from the Europe region contributed 16% of total yearly revenue. Our sales in Latin America and Africa in 2021 were 19% and 8% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2021 were 11%, 16% and 30%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2019, 2020 and 2021:
	Year Ended December 31,
Region	2019	2020	2021
North America	15%	14%	16%
Europe	15%	17%	16%
Africa	9%	9%	8%
India	17%	24%	30%
APAC (excluding India)	19%	18%	11%
Latin America	25%	18%	19%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including services and supporting functions, includes approximately 648 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together accounted for approximately 5% of our revenues in 2021. System integrators, distributors and resellers accounted for approximately 18% of our revenues for 2021. We are focusing our efforts on direct sales, which accounted for approximately 77% of our revenues for 2021. We also plan to develop additional strategic relationships with equipment vendors, global and local system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

Following the outbreak of the COVID-19 pandemic, we have developed remote marketing tools such as webinars, live-demos, remote seminars and enhanced the use of digital tools and remote marketing activities.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel and Singapore, and currently explore the establishment of additional manufacturing lines and RMA centers in the Philippines and India, respectively. Most of our warehouse operations are outsourced to subcontractors in Israel, the Netherlands, the United States and Singapore. The raw materials (components) for our products come primarily from the United States, Europe and Asia Pacific.

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

Additionally, we apply and maintain a conflict mineral policy with respect to the sourcing of metal parts containing tin, tungsten, tantalum and gold, also referred to as 3TG, in addition to other trade compliance policies.

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

Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2021, our research, development and engineering staff consisted of 229employees globally. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To further expand global business footprint, Ceragon has recently entered into an agreement with a leading industry partner. The agreement calls for a development program, wherein the companies will leverage Ceragon’s experience and unique capabilities in microwave and millimeter-wave communications, to develop baseband technologies, which will further accelerate innovation and deliver premium cutting-edge solutions for 5G wireless transport.

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

•
for the standard character mark CERAGON, national registrations in Morocco, Malaysia, Indonesia (under the name of Ceragon Networks AS), Japan, Israel, Mexico, the United States, South Africa, the Philippines, Argentina, Venezuela, Peru, Canada, Nigeria, Brazil and Colombia, United Kingdom and India, and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Korea, Switzerland, Croatia, Norway, Russia, China, Ukraine, CTM (European Union), Turkey, Singapore, Macedonia, Egypt, Kenya and Vietnam);

•	for our design mark for FibeAir in the United States, Israel, United Kingdom and the European Union;

•	for the standard character mark FibeAir in the United States; and

•	for the standard character mark CeraView in Israel, United Kingdom and the European Union.

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist in the future - especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless transport equipment suppliers, including Aviat Networks Inc., SIAE Microelectronica S.p.A, and Intracom telecom, offer and develop products that compete with our products.

We also expect consolidation pressure to continue as the wireless equipment market continues to be highly competitive and, as a result, we face price pressures. We expect to continue to be a leader in the “best-of-breed” market segment of the wireless transport market in terms of market share, technology and innovation, providing significant value to our customers.

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

In December 2006, we entered into an agreement with IIA (then the Office of the Chief Scientist at the Ministry of Economy) to conclude our research and development grant programs sponsored by the IIA. Under the agreement, we were obligated to repay the IIA approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the IIA approximately $7.4 million to retire all the debt remaining from this agreement. Nevertheless, we continue to be subject to the obligations and restrictions under the R&D Law and the IIA regulations, including regarding transfer of know-how and manufacturing outside of Israel, in respect to these grants.

Generic Program Grants.  In each of 2013 and 2014 we received approval for a new R&D grant from the IIA in amounts of approximately $0.7 million and $0.9 million respectively, under a generic program (the “Generic Plan”). Additionally, and under such plan, in 2015 we received approval for new R&D grants in the amount of approximately $0.6 million, and in 2016, 2017 and 2018 we received approval for grants in a total amount for the three years, of approximately $1.4 million. In 2019 and 2020 we received approval for additional grants under the Generic Plan, in the frame of which we expect to receive a total amount of approximately $ 1.3 million. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan may apply, under certain conditions, to a recipient of the technology or knowhow developed with the Generic Plan, to the extent such is sold and/or transferred, while the Company’s self-sales of its products without such transfer, do not bear royalty payment obligations. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

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

Other Plans and Programs.

In 2020 we joined as a member to an Industrial consortium called “WIN – Wireless Intelligent Networks Consortium” under a MAGNET consortium. In the framework of this project we (Ceragon only) received an approval for a grant of approximately $0.6 million for the period from March 2020 until September 2021. In May 2021 we  received, under the second stage of the plan, an additional amount of $0.6 million (and, in the aggregate, grant of $1.2 million) under the MAGNET consortium.

In 2020 we signed with Ariel University a Research and License Agreement under the MAGNETON Plan. In the framework of this project the IIA approved to grant us an amount of $0.3 million for the year 2020. In 2021 the IIA approved, under the second stage of the plan, an additional amount  of $0.3 million for the year 2021.

In 2021 we submitted an application under the Promoting Applies Research in Academia (NOFAR). Under this project, we support a development plan of Ariel University and fund 10% of this plan (the IIA grants the other 90%). Under this plan, we will not get any grant from the IIA.

In March 2022 we submitted an application together with Bar-Ilan University under the MAGNETON Plan. If this application is approved, we are expected to receive an amount of approximately $0.5 million for the whole two years project.

In addition, we are currently planning to submit two additional applications under the MAGNETON Plan, one with Tel-Aviv University and second with the Technion, under which and if these applications are approved, we are expected to receive an amount of approximately $0.5 million for each project.

The WIN, MAGNETON and NOFAR programs do not bear royalty payment obligations to the IIA, but may be subject to certain commercial arrangements among the participants thereof.

The publication of the LIBOR is scheduled to cease throughout a period commencing December 31, 2021 and ending upon June 30, 2023. Consequently, throughout that term, alternative interests will be applied on, among other things, the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this annual report on Form 20-F, as the IIA has not yet published the alternative interest that will be applied by it, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market.

C.          Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest
Ceragon Networks, Inc.	New Jersey	100%

Ceragon Networks (India) Private Limited	India	100%

D.          Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance and operations departments is located at Nitsba Park at Rosh Ha’Ain, Israel, at which we hold a leased facility of approximately 66,600 square feet of office space and approximately 5,800 square feet of warehouse space.

We also lease the following space at the following properties:

•	in the United States, we lease approximately 8,200 square feet of office and warehouse space in Richardson, Texas, expiring March 2024.

•	in India, we lease approximately 9,800 square feet of office space in New Delhi, expiring in December 2024.

•    in Romania, we lease approximately 20,000 square feet of office and space in Bucharest, expiring in November 2023.

We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between 2020 and 2019, and a discussion of our liquidity and capital resources for the year ended December 31, 2019, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

A.          Operating Results

Overview

We are the number one wireless transport specialist in terms of unit shipments and global distribution of our business. We provide wireless transport solutions that enable cellular operators and other wireless service providers to serve a broad range of use-cases, including mobile broadband, fixed broadband, Industrial and other IoT services. Our solutions use microwave and millimeter wave technology to transfer large amounts of telecommunication traffic between base stations and small/distributed-cells and the core of the service provider’s network.

We also provide our solutions to other non-carrier vertical markets such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 460 service providers, as well as more than 1,500 private network owners, in over approximately 140 countries.

Industry Trends

Market trends have placed, and will continue to place, pressure on our products. Our objective is to continue to meet the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
Sudden and wide widespread surge in network traffic in 2020 and 2021 emerging from COVID-19 pandemic continues to cause global change to the way business and individuals access information for work and leisure. The result of national lock-ins for large parts of the population brings many businesses to exercise company-wide work-from-home with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is a sudden and sharp increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas.  As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers are experiencing today amidst the pandemic will remain and even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high volume communication transactions.

•
5G will enable operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures will require higher capacity, lower latency networks and in particular higher transport capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless transport solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

•
OPEN RAN transforms Radio Access Network (RAN) technology from design to operation of the network. OPEN RAN creates the possibility of an open RAN environment, with interoperability between different vendors over defined interfaces.

In a legacy mobile network ecosystem, RAN is proprietary where a single vendor provides proprietary radio hardware, software, and interface to enable the mobile network to function.

•
RAN ecosystem is evolving towards proving the competitive landscape of RAN supplier ecosystem and network operators embracing the transformation. Opening up RAN horizontally brings in a new range of low-cost radio players, and it gives mobile operators a choice to optimize deployment options for specific performance requirements at a much better cost.

This trend is expected to increase the size of Best-of-Breed segment (on the account of the end-to-end market segment) that Ceragon is focusing on.

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless transport solutions are SDN-ready, built around a powerful software-defined engine and may be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless transport network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

•
The emergence of distributed cells presents transport challenges that differ from those of traditional macro-cells. Distributed cells are used to provide connectivity and capacity in hot spots and underserved spots, as well as increase coordination between adjacent cells, leading to improved service level. They also significantly reduce the cost of cell-site equipment. This new architecture is forecasted to be present in a high percentage of advanced 5G network deployments. Our distributed-cells wireless transport portfolio includes a variety of compact all-outdoor solutions that provide operators with optimal flexibility in meeting their unique physical, capacity, networking, and regulatory requirements.

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers independent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations.

•
The network sharing business model is growing in popularity among mobile network operators (MNOs) who are faced with increasing competition from over-the-top players and an ever-growing capacity crunch. Network sharing can be particularly effective in the transport portion of mobile networks, especially as conventional macro cells evolve into super-sized macro sites that require exponentially more bandwidth for wireless transport. It has become abundantly clear that in these new scenarios, a new breed of wireless transport solutions with a significant investment is required. Our wireless transport solutions support network sharing concepts by addressing both the ultra-high capacities required for carrying multiple operator traffic, as well as the policing for ensuring that each operator’s service level agreement is maintained.

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

              We are also experiencing pressure on our sale prices as a result of several factors:

•
Increased competition. Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures and growing competition.

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2020 and 2021, 23.6% and 29.6%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

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

In 2020, revenues decreased due to the impact of COVID-19 on our business, especially in Latin America. We were also impacted to a lesser extent by revenue decreases in APAC, North America and Africa, and revenue increases in India and Europe. In 2021, revenues increased all over the world, except for Asia-Pacific & Middle East, which experienced major decrease in revenues and in lesser extent in Africa. The increase in revenues was mainly in India, North America and Latin America and in lesser extent in Europe.

In addition, the COVID-19 pandemic has adversely affected the industry trend, while creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the spread of the COVID-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures dramatically affect our ability and the ability of other vendors, suppliers, operators and industries in this market to conduct their business effectively, including, but not limited to adverse effect on employees health, increase in lead times and shipping costs, a slowdown of manufacturing, commerce, delivery, work, travel, collect payments and other activities which are essential and critical for maintaining on-going business activities. There is still uncertainty around the spread of new variants of COVID-19 and volatility in the pandemic dispersion, the relaxation of protective measures and duration of the limitation on the ability to travel, sell, distribute and install products and other disruptions to our operations, all of which would have a negative impact on the market trend detailed above. In addition, the duration of these effects has macro and micro negative effects on the financial markets and global economy which might adversely affect our business.

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

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

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

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, software products and licenses, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to any variable consideration, to determine the net consideration which the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation, based on their relative standalone selling price. Revenue from tangible products is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

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

Impact of recently adopted accounting standards

             In November 2021, the FASB issued ASU 2021-10, ASC Topic 832 “Disclosures by Business Entities about Government Assistance”. The standard require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) Information about the nature of the transactions and the related accounting policy used to account for the transactions; (2) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item; and (3) Significant terms and conditions of the transactions, including commitments and contingencies. The standard will become effective for fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2020	2021
Revenues	100%	100%
Cost of revenues	71.2	69.6
Gross profit	28.8	30.4
Operating expenses:
Research and development, net	11.8	10.1
Sales and marketing	12.6	11.5
General and administrative	7.3	7.1
Total operating expenses	31.7	28.7
Operating income (loss)	(2.9)	1.7
Financial expenses and others, net	2.2	3.0
Taxes on income	1.0	3.8
Equity loss in affiliates	0.4	-
Net loss	(6.5)	(5.1)

Year ended December 31, 2020 compared to year ended December 31, 2021 -

Revenues. Revenues totaled $290.8 million in 2021 as compared to $262.9 million in 2020, an increase of $27.9 million, or 10.6%. Revenues in Latin America increased to $54.6 million in 2021, from $46.7 million in 2020. Revenues in APAC decreased to $32.0 million in 2021, from $47.7 million in 2020. Revenues in North America increased to $47.5 million in 2021, from $38.2 million in 2020. Revenues in Africa decreased to $23.2 million in 2021, from $23.5 million in 2020. Revenues in Europe increased to $47.4 million in 2021, from $44.8 million in 2020. Revenues in India increased to $86.1 million in 2021 from $62.0 million in 2020.

Cost of Revenues. Cost of revenues totaled $202.4 million in 2021 as compared to $187.2 million in 2020, an increase of $15.2 million, or 8.1%, attributed mainly due to:

•	Increase of $9.2 million relates to higher material costs, primarily due to higher volume of revenues as well as increased cost of some components;

•	Increase of $3.3 million due to higher shipping and storage costs.

•	Increase of $2.2 million in services costs primarily due to the Orocom project.

•	Increase of $0.2 million relates to travel expenses.

•
Gross Profit. Gross profit as a percentage of revenues increased to 30.4% in 2021 from 28.8% in 2020. This increase is mainly attributed to higher revenues which was partially offset by increased cost of some components and increased shipping costs as a result of COVID-19 environment.

Research and Development Expenses, Net. Our net research and development expenses totaled $29.5 million in 2021 as compared to $31.0 million in 2020, resulting in a decrease of $1.5 million, or 4.8%. The decrease was mainly as a result of  $1.8 million intangibles write-off in 2020 and $1.2 million in salaries and related expenses offset by an increase due to $0.7 million of depreciation expenses, increase of $0.5 million in other research and development expenses and $0.3 million in IIA (Israel Innovation Authority) grants.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses decreased to 10.1% in 2021 compared to 11.8% in 2020.

Sales and Marketing Expenses. Sales and marketing expenses totaled $33.5 million in 2021 as compared to $33.0 million in 2020, an increase of $0.5 million, or 1.5%. This increase was primarily attributed to an increase of $0.7 million in commission expenses, an increase of $0.4 in others sales and marketing expenses, an increase of $0.2 in direct sales and marketing expenses, an increase of $0.2 in software and hardware maintenance expenses and increase of $0.2 in consultancy expenses, offset by a decrease of $0.7 relates to forgiveness of Paycheck Protection Program loan, a decrease of $0.2 million in travel costs and decrease of $0.2 million in salary and related expenses. As a percentage of revenues, sales and marketing expenses were 11.5% in 2021 compared to 12.6% in 2020.

General and Administrative Expenses. General and administrative expenses totaled $20.6 million in 2021 as compared to $19.2 million in 2020, an increase of $1.4 million, or 7.3%. The increase was primarily due to an increase of $0.8 million for retired CEO compensation, an increase of $0.6 million in share based compensation, an increase of $0.5 million in other general and administrative expenses, an increase of $0.4 million in depreciation expenses, an increase of $0.3 million in lawsuits expenses and increase of $0.3 million in software and hardware maintenance expenses, an increase of $0.2 million related to consultants' fees, offset by a decrease of $1.8 million related to credit losses expenses. As a percentage of revenues, general and administrative expenses were 7.1% in 2021, compare to 7.3% in 2020.

Financial expenses and others, Net. Financial expenses and others, net totaled $8.6 million in 2021 as compared to $5.9 million in 2020, an increase of $2.7 million, or 45.8%. This increase was mainly attributable to an increase of $1.4 related to exchange rate differences, an increase of $0.8 million resulting from bank guaranties returned to the Company in 2020, an increase of $0.4 million of bank commissions and increase of $0.2 million in interest expenses. As a percentage of revenues, financial expenses and others, net, were 3.0% in 2021 compared to 2.2% in 2020.

Taxes on income. Tax expenses were $11.0 million in 2021 as compared to tax expenses of $2.6 million in 2020, resulting in an increase of $8.4 million. This increase was mainly attributable to an increase of $8.8 million due to recognition of full valuation allowance for deferred tax assets, an increase of $0.2 million in taxes exposures reserves, offset by $0.6 million in our current taxes on income.

Net loss. In 2021, the Company had $14.8 million in net loss as compared to net loss of $17.1 million in 2020. As a percentage of revenues, net loss was 5.1% in 2021 compared to net loss of 6.5% in 2020. The decrease was attributable primarily to higher revenues and higher gross profit, partially offset by higher financial expenses and others, net and higher taxes on income.

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

Effects of Government Regulations and Location on the Company’s Business

For a discussion of the effects of governmental regulation and our location in Israel on our business, see Item 3. “KEY INFORMATION” – Risk Factors – “Risks Relating to Operations in Israel”.

Additionally, due to the nature of our global presence and operations, we are subject to the law and jurisdiction in the countries where our branches or subsidiaries are located or in which we conduct our operations. For a discussion of the effects of governmental regulation and our global spread and operation of our business, see Item 3. “KEY INFORMATION” – Risk Factors – “We are subject to complex and evolving regulatory requirements that may be difficult and expensive to comply with and that could adversely impact our business, results of operations and financial condition”, “As part of our business are located throughout Europe, we are exposed to the negative impact of invasion of Ukraine by Russia on the European markets in which we operate and on our operations”, “Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls” and “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

B.	Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering, follow-on offerings and grants from the IIA.

In March 2013, the Company was provided with the revolving Credit Facility (as defined in Exhibit 4.4 of ITEM 19) by four financial institutions.

The Credit Facility was renewed and amended several times during the past years according to Company’s needs and financial position.

On June 2021, the Credit Facility was amended to extend the term of the Credit Facility for one year, until June 30, 2022. This amendment also included an increase from $20 million to $35 million of the allowed factoring facility attributed to a certain customer, which puts the total allowed factoring facility of the Company to $100 million. The bank guarantees credit lines of $70 million have remained unchanged and the Credit Facility for loans of $50 million has also remained unchanged. In addition, the Company has a $5 million credit facility from other financial institutions. The June 2021 amendment also includes a change in the Credit Facility agreement related to the definition of tangible common equity to exclude the long-term lease of the Company’s offices in Rosh Ha’Ayin, Israel, from the tangible common equity. The Credit Facility was last amended in January 2022 to clarify that the term ‘credit,’ as defined in the Credit Facility, also applies to overdraft facilities which may be extended to the Company by the banks which are parties to the Credit Facility and also included certain additional conforming amendments.

As of December 31, 2021, we utilized $11.8 million of the $50 million credit line available for short term loans. In addition, the Company has a $5 million credit facility from other financial institutions. As of December 31, 2021, the Company has utilized $3 million of the $5 million available credit facility from other financial institution. During 2021, the credit lines carry interest rates in the range of Libor+2.1% and Libor+2.5%.

              The Credit Facility is secured by a floating charge over all of our assets as well as several customary fixed charges on specific assets.

Repayment under the Credit Facility can be accelerated by the financial institutions in certain events of default including insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

             The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2021 and 2020, we met all of our covenants.

As of December 31, 2021, we had approximately $17.1 million in cash and cash equivalents.

In 2021, our $15.0 million in cash used in operating activities was affected by the following principal factors:

•	our net loss of $14.8 million;

•	$18.1 million increase in trade and other accounts receivable and prepaid expenses;

•	$11.9 million increase in inventories;

•	$4.6 million decrease in operating lease liability; and

•	$0.4 million accrued severance pay and pensions, net.

              These factors were offset mainly by:

•	$12.2 million of depreciation and amortization expenses;

•	$8.3 million increase in deferred tax assets, net;

•	$5.7 million decrease in operating lease right-of-use assets;

•	$4.3 million increase in trade payables, other accounts payable and accrued expenses;

•	$2.6 million share-based compensation expenses;

•	$1.7 million increase in deferred revenues paid in advance; and

•	$0.1 million loss from sale of property and equipment, net.

In 2020, our $17.2 million in cash provided by operating activities was affected by the following principal factors:

•	$12.9 million of depreciation and amortization expenses;

•	$9.9 million decrease in inventories;

•	$3.9 million increase in trade payables, other accounts payable and accrued expenses;

•	$3.0 million increase in deferred revenues paid in advance;

•	$2.7 million decrease in trade and other receivables, net;

•	$1.7 million share-based compensation expenses; and

•	$0.5 million accrued severance pay and pensions, net.

              These factors were offset mainly by:

•	our net loss of $17.1 million; and

•	$0.2 million increase in deferred tax assets, net.

Net cash used in investing activities was approximately $9.4 million for the year ended December 31, 2021, as compared to net cash used in investing activities of approximately $6.5 million for the year ended December 31, 2020. In the year ended December 31, 2021, our purchase of property and equipment amounted to $9.4 million in addition to purchase of intangible assets of $0.2 million and proceeds from sale of property and equipment $0.2. In the year ended December 31, 2020, our purchase of property and equipment amounted to $6.1 million in addition to purchase of intangible assets of $0.4 million.

Net cash provided by financing activities was approximately $14.5 million for the year ended December 31, 2021, as compared to approximately $7.4 million net cash used in financing activities for the year ended December 31, 2020. In the year ended December 31, 2021, our net cash provided by financing activities was primarily due to proceeds of a bank loan of $9.8 million and proceeds from share options exercise of $4.7 million. In the year ended December 31, 2020, our net cash used in financing activities was primarily due to our repayment of a bank loan of $8.6 million offset by proceeds from share option exercises of $1.2 million.

For more details concerning the Company’s commitments, please see below ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; Liquidity and Capital Resources.” –

               Our material cash requirements as of December 31, 2021, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

              Our capital expenditures primarily consist of purchases of manufacturing equipment, computers and peripheral equipment, office furniture and equipment. Our capital expenditures were $11.6 million in 2019, $6.1 million in 2020 and $9.4 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.

              Our lease obligations consist of the commitments under the lease agreements for offices and warehouses for our facilities worldwide, as well as car leases. Our facilities are leased under several lease agreements with various expiration dates. Our leasing expense were $5.7 million in 2019, $5.5 million in 2020 and $5.0 million in 2021.

              Our purchase obligations consist primarily of commitments for our operating activities and working capital needs. Our operating expenses were $89.5 million in 2019, $83.2  million in 2020 and $83.6  million in 2021. As of December 31, 2021, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $ 63,859.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2021, our research, development and engineering staff consisted of 229 employees globally. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

Intellectual Property

For a description of our intellectual property see Item 4. “INFORMATION ON THE COMPANY – B. Business Overview - Intellectual Property”.

D.	Trend Information

For a description of the trend information relevant to us see discussions in Parts A and B of Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

E.	Critical Accounting Estimates – see Item 5 “Critical Accounting Policies and Estimates” above.

Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position

Zohar Zisapel	73	Chairman of the Board of Directors
Shlomo Liran(1)	71	Director
Yael Langer	57	Director
Rami Hadar (1)	58	Director
Ilan Rosen (1)	65	Director
David (Dudi) Ripstein (1)	55	Director
Ira Palti	64	Director
Doron Arazi (2)	58	Chief Executive Officer
Ran Vered	44	Chief Financial Officer
Oz Zimerman	58	Executive Vice President, Marketing & Corporate Development
Guy Toibin	49	Executive Vice President Chief Information Officer (CIO), IT
Muki Bourla	47	Executive Vice President Global Delivery
Zvi Maayan	54	Executive Vice President, General Counsel & Corporate Secretary
Michal Goldstein	50	Executive Vice President, Global Human Resources
Ram Prakash Tripathi	54	Regional President, India
Adrian Hipkiss	55	Regional President, Europe and Oil & Gas
Mario Querner	59	Regional President, Asia-Pacific and Africa
Ulik Broida (3)	54	Executive Vice President Products
Ronen Rotstein (4)	45	Regional President, North America
Carlos Alvarez (5)	46	Regional President, Latin America

(1)	Independent Director.
(2)	Commenced service on July 17, 2021.
(3)	Commenced service on April 2021. Also started serving as Executive Vice President Products in February 2022.
(4)	Commenced service as a Regional President, North America, on February 2022.
(5)	Commenced service on December 1, 2021.

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

Ilan Rosen has served as our director since July 2021. Mr. Rosen currently serves as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75B worth of investments in various private equity strategies around the globe. Mr. Rosen additionally serves as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries. From 1993-1996 he served as the CEO of Adsha Development Ltd.. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

David Ripstein has served as our director since July 2021. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. Since 2017, Mr. Ripstein is serving as the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016 Mr. Ripstein served the CEO of Spotoption Technologies a fintech software provider. From 2000-2015, Mr. Ripstein served in various positions in RADCOM, a Nasdaq-traded (RDCM) provider of service assurance solutions, first for six years as a General Manger and then for nine years as its President & Chief Executive Officer. Prior to Radcom, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces- Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion.

Rami Hadar has served as our director since July 2021. Mr. Hadar serves as a Managing Partner in Claridge Israel, as well as serves on the board of its portfolio companies: AlgoSec, Gigaspaces, Cloudify, Shopic and D-Fend. In the years 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications. Early in his career Mr. Hadar co-founded and served as the CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications. Mr. Hadar continued with DSPC’s executive management team for two years, and subsequently the company was acquired by Intel. Thereafter, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President, Sales and Marketing. Following that, Mr. Hadar served as CEO of Native Networks where he was instrumental in orchestrating the company’s ultimate acquisition by Alcatel. Hadar holds a B.Sc. in Electrical Engineering from the Technion

Ira Palti has served as a Director since June 2018 and served as President and Chief Executive Officer from August 2005 to July 2021. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from the Tel Aviv University.

Doron Arazi has served as our Chief Executive Officer since July 2021. He rejoined Ceragon after taking a year and a half break where he served as CFO of privately held software companies in the Cyber and Telecom spaces. Mr. Arazi originally joined the company in 2014 as Executive Vice President and Chief Financial Officer, and in 2016 was appointed Deputy CEO, while continuing to carry the role of Chief Financial Officer. Prior to joining Ceragon, Mr. Arazi managed the business relationship with a U.S. Tier 1 mobile operator in Amdocs and was responsible for hundreds of employees. Prior to Amdocs, Mr. Arazi looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from the Tel Aviv University.

Ran Vered has served as our Chief Financial Officer since April 2019. Having over 20 years of experience as a financial executive, Mr. Vered has extensive experience with publicly traded companies, as well as global organizations. Prior to joining Ceragon, Mr. Vered served as head of accounting and taxes at Check Point Software Technologies since 2018, and as CFO at Radcom since 2016. His career also included various financial positions at Amdocs, the latest of which was Director of Finance for the EMEA Division. Prior to 2009, Mr. Vered was co-founder and CFO of an investment fund, deputy corporate controller at Nur Macroprinters and served as an auditor for KPMG. Mr. Vered holds an M.B.A. in Finance from Tel Aviv University and a B.A. in Business Administration and Accounting from the College of Management and is certified in Israel as a CPA.

Oz Zimerman has served as our Executive Vice President Marketing & Corporate Development since January 2021 . He joined the company in March 2013 as Executive Vice President Corporate Development. Oz brings with him over 25 years of global executive business experience in sales, marketing and business development. From 2008 to 2012, Mr. Zimerman was Corporate Vice President Marketing and Business Development at DSP Group (DSPG), where he penetrated world leading consumer electronic customers, acquired new technologies, and managed relations with top executives decision makers at world leading service providers. Prior to joining DSP Group, Oz was Vice President Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach generating sharp sales increase. Prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

Ulik Broida has served as our Vice President of Products since January 2019 and following Mr. Yaniv’s end of tenure in March 2021 has joined Ceragon’s executive management team as Executive Vice President Solutions Management starting in April 2021. In February 2022, Mr. Broida also assumed the role of Executive Vice President Products. Mr. Broida is responsible for product strategy, innovation and product management, and leads the company’s Product Management and Global Sales Engineering teams to ultimately support global sales in delivering value to service providers and mission critical private networks worldwide. Mr. Commencing in February 2022, Mr. Broida also leads the products research and development from inception and design using innovative, cutting-edge technologies, all the way to high volume production. Mr. Broida brings over 21 years of experience in strategic marketing and product strategy in the Telecom and IIOT industry. Prior to joining Ceragon, Mr. Broida served as the VP Marketing at mPrest, where he was responsible for product management, marketing, and business development. He served as Vice President of Marketing and Business Development at RAD from 2013 to 2016 and held numerous additional VP product management roles in Wavion (2010-2013), NICE (2006-2010), Alvarion (2000-2006). Mr. Broida holds a B.Sc in electrical engineering from the Technion, Israel’s Institute of Technology, and a Master’s degree in Business Administration from the Tel Aviv University.

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

Muki Bourla has served as our Executive Vice-President, Global Delivery since January 2020. In this role, Mr. Bourla is responsible for lifecycle delivery execution, from production through turn-key deployment, customer support and additional value-added services. Commencing in 2022, Mr. Burla also assumed responsibilities in engineering and quality assurance, while bridging the way from R&D to designed-to-cost mass production. Mr. Bourla brings more than 20 years of operational and business leadership, including vast international and cross-cultural experience, working with diverse customer base. Between 2009 and 2014, as part of his 15-year career at Ericsson, Mr. Bourla was based in Europe where he successfully led large scale multidisciplinary turnkey projects, system integration programs, services business development and complicated transformations, with an innovative, result oriented and proactive approach to targets, opportunities and challenges. Mr. Bourla holds a B.Sc. in Industrial and Management Engineering and an MBA in Business Management from Ben-Gurion University.

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

Adrian Hipkiss has served as our Regional President, Europe and Kinetics (formerly named “Oil & Gas”) since January 2020, and following Mr. Yaniv’s end of tenure will also assume responsibility of global 5G business development. With over thirty years of experience, Mr. Hipkiss most recently served as Vice President of Enterprise business at Tata Communications and previously as Managing Director of ShoreTel Europe helping businesses drive digital transformation agendas. Prior to this, Mr. Hipkiss led multinational and international businesses within the service provider, communications and technology sectors. Mr. Hipkiss holds a Business Administration and Management degree from the Wednesbury Business School.

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

Ronen Rotstein has served as our Regional President, North America since 2022. Mr. Rotstein joined Ceragon in 2015, and most recently he was responsible for Ceragon Business Finance teams across the Americas, while leading the Group’s operations in North America. Prior to that Mr. Rotstein held various Finance and Operations positions In Asia, Europe and North America Mr. Rotstein brings over 20 years of international business and finance experience. Prior to joining Ceragon, he held senior finance positions with Amdocs, and before that was a consultant with PwC in Israel and the UK. He holds a Bachelor’s degree in Accounting from the Tel-Aviv University.

Carlos Alvarez has served as our Regional President, Latin America since December 2021. Mr. Alvarez has over 24 years of business experience in telecommunications working across Latin America Region. Mr. Alvarez most recently served as General Manager at TimweTech helping businesses drive digital marketing and fintech strategies. Prior to this, Mr. Alvarez served as Vice President of Caribbean and Latin America region at Amdocs leading the OSS/BSS business. His career also included various positions at Alcatel-Lucent/Nokia, the latest of which was Global Account Manager for the CALA Division. Mr. Alvarez holds an M.B.A. from IESA and has a degree in Electronical Engineering from the UNET in Venezuela.

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

During 2021, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2021, including Mr. Shai Yaniv who ceased to serve in his position on March 31, 2021, Mr. Amit Ancikovsky who ceased to serve in his position on June 30, 2021 and Mr. Erez Schwartz who ceased to serve in his position on February 2022, consisted of approximately $3.9 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.7 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel  (all the amounts were translated to USD based on exchange rate as of December 31, 2021).

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

Cash Compensation Our directors, other than Mr. Palti, are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”). Each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 68,982 (approximately $21,720) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 31, 2022 (the “Exchange Ratio”) as an annual fee, the sum of NIS 2,568 (approximately $809, based on the Exchange Ratio) as an in-person participation fee, NIS 1,541 (approximately $485, based on the Exchange Ratio) for conference call participation and NIS 1,284 (approximately $404, based on the Exchange Ratio) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. The above-mentioned cash compensation is in line with the Company’s compensation policy, which was most recently revised and adopted by our shareholders on July 20, 2020 (the “Compensation Policy”), according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees. For more information, please see “Remuneration of Directors” and “The Share Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. In addition to the cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors, other than Mr. Palti, receive annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders on June 12, 2018, the date of the Company’s 2018 Annual General Meeting of Shareholders (the “2018 AGM”), as follows:

(i) Zohar Zisapel, our Chairman of the Board of Directors, received 150,000 options to purchase 150,000 Ordinary Shares, 50,000 of which were granted on the date of the 2018 AGM, an additional 50,000 were granted upon the first anniversary of the 2018 AGM (i.e., on June 12, 2019), and the remaining 50,000 were granted upon the second anniversary of the 2018 AGM (i.e., on June 12, 2020). In addition, Mr. Zisapel received options to purchase 150,000 Ordinary Shares, 50,000 of which were granted on the date of the 2021 annual general meeting of the Company’s shareholders, which took place on July 19, 2021 (the “2021 AGM”), 50,000 will be granted upon the first anniversary of the 2021 AGM (i.e., on July 19, 2022), and the remaining 50,000 will be granted upon the second anniversary of the 2021 AGM (i.e., on July 19, 2023);(ii) each of Yael Langer, Shlomo Liran, Avi Eizenman, Avi Berger and Meir Sperling, directors of the Company, received options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on the date of the 2018 AGM, an additional one third (16,667 options) were granted upon the first anniversary of the 2018 AGM (i.e., on June 12, 2019), and the remaining 16,666 options were granted on the second anniversary of the 2018 AGM (i.e., on June 12, 2020);

(iii) each of Yael Langer, Ilan Rosen, Rami Hadar and David Ripstein, directors of the Company, received options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on the date of the 2021 AGM, an additional one third (16,667 options) will be granted upon the first anniversary of the 2021 AGM (i.e., on July 19, 2022), and the remaining 16,666 options will be granted on the second anniversary of the 2021 AGM (i.e., on July 19, 2023), provided he or she are still directors of the Company at the time of such grant; and

(iv) Ira Palti, who served as a Director since June 2018 and as President and Chief Executive Officer from August 2005 to July 2021, has received under his retirement agreement as approved by our Compensation Committee, Board of Directors and shareholders, options to purchase 70,000 Ordinary Shares, under the following terms: the options were granted on the date of the 2021 AGM  (the “Grant Date”) with an exercise price equal to the average closing price of the Company’s Ordinary Shares on the Nasdaq Global Select Market for the thirty (30) consecutive trading days immediately preceding the Grant Date. The Options become fully vested on July 3, 2022.

Other than the options granted to Mr. Palti under his retirement agreement which are subject to different terms as set forth above, the options granted each year vested on the date of grant and their exercise price is equal to the average closing price of the Company’s shares on the Nasdaq Global Select Market for the period equal to 30 consecutive trading days immediately preceding the date of grant. These options will expire 6 years after their date of grant, and were granted under the Company’s Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which were granted under the Regular Employment Income Route of Section 3(i) of the Ordinance.

During his tenure as the Company’s President and CEO, the Company did not pay Mr. Ira Palti, any compensation, in cash or equity, in connection with his service as a director of the Company. Under Mr. Palti’s retirement agreement which was approved by the shareholders at the 2021 AGM (the “Retirement Agreement”), among other things, Mr. Palti will also not be eligible to such compensation or remuneration, in cash or equity, at least until the first anniversary of the 2021 AGM. Under Mr. Palti’s current employment agreement, Mr. Palti is entitled to a 12-month notice period, which commenced on July 4, 2021 (the “Notice Period”). According to his agreement, Mr. Palti is entitled to all of his terms of employment during the Notice Period.  Accumulated vacation days will be used until the end of the Notice Period. Further, in accordance with his current employment agreement and Israeli law, the Company will also release Mr. Palti’s compensation component from his managers’ insurance policy/pension fund/combination of the two, and will supplement his severance pay in cash, in accordance with his last salary, at the end of the Notice Period; it being clarified that the above-mentioned payments include only what Mr. Palti is entitled to receive in accordance with his employment agreement and under Israeli law.

During the Notice Period, Mr. Palti will remain in employment relationship with the Company, and will continue to be subject to duties imposed on executives under Israeli law, such as the duty of care and the duty of loyalty. He will also remain subject to all other obligations imposed under his employment agreement, such as non-compete, non-solicitation and confidentiality obligations. In addition, despite the fact that he will no longer serve as Chief Executive Officer, during the Notice Period he will remain at the disposal of the Company by supporting the new Chief Executive Officer, assisting him and the Company as shall be required in order to ensure that the transition of office is carried out as smoothly and as successfully as possible.

At the AGM 2021, following the Compensation Committee and the Board of Directors’ recommendation, our shareholders have approved the grant of an annual cash bonus for the Notice Period. Such annual cash bonus shall be calculated based on the average of the actual annual cash bonus payments received by Mr. Palti during the years 2017 through 2021 (inclusive), and is estimated to be in a sum of approximately $200,000 (assuming the actual bonus payment for 2021 will represent the On-Target Bonus), representing approximately 7.5 monthly base salaries, which is well below  the Maximum Payment Cap. For clarification, the aggregate of all discretionary payments to be made to Mr. Palti in connection with his cessation of service as Chief Executive Officer, as detailed above, are expected to represent up to approximately 19.5 monthly-based salaries, which may be slightly above the 18 monthly-based salaries, the limit set forth under the Compensation Policy on severance payments, but well below the 24 monthly-based salaries cap, representing ISS’s policy on such payments.

On February 7, 2022, our Board of Directors further approved that the remaining balance of the amounts due to Mr. Palti for the remaining 6-month Notice Period, will be divided into and paid in 24 consecutive monthly installments in a manner that shall assure that the Company shall not incur any extra or additional cost as a result from the change. The extension of the payment term shall not likewise extend the Share Options exercise period and those shall expire in accordance with  its original terms of the grant and currently existing arrangements. During that period, Mr. Palti’s non-compete obligations and management consulting obligations shall remain valid and effective throughout the said extended payment term.

 During 2021, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate, options to purchase 1,190,335 ordinary shares, with an exercise price that ranges from $3.12 to $3.70 per share. During 2021, no restricted share units (“RSUs”) were granted to our directors and members of our senior management detailed in Section 6A. As of December 31, 2021, there were a total of 2,987,500 outstanding options to purchase ordinary shares and 18,568 RSUs that were held by our directors and senior management detailed in Section 6A.

b)          Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law); with respect to the year ended December 31, 2021. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2021, and are based on the following components:

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

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder’s with respect to the year ended December 31, 2021, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, as well as a proportionate amount of a retention bonus that is related to the reported year, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2021, with respect to equity-based compensation granted in 2021 and in previous years. For assumptions and key variables used in the calculation of such amounts see note 2s of our audited consolidated financial statements.

•	Ira Palti – CEO until July 17, 2021. Salary Costs - $376,506; Performance Bonus Costs - $0; Equity Costs - $256,977.

•	Doron Arazi – CEO commencing July 17, 2021. Salary Costs - $212,231; Performance Bonus Costs - $0; Equity Costs - $197,429.

•	Adrian Hipkiss – Regional President of Europe and Oil & Gas. Salary Costs - $322,885; Performance Bonus Costs - $158,941; Equity Costs - $76,541.

•	Erez Schwartz - Executive Vice President of Products until February 2022. Salary Costs - $306,589; Performance Bonus Costs - $0; Equity Costs - $64,511.
•	Mario Querner - Regional President, Asia-Pacific and Africa. Salary Costs - $254,563; Performance Bonus Costs - $42,676 Equity Costs - $93,874.

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

Our Compensation Policy is designed to balance between the importance of incentivizing office holders to reach personal targets and the need to assure that the overall compensation meets our Company’s long-term strategic performance and financial objectives. The Compensation Policy provides our Compensation Committee and Board of Directors with adequate measures and flexibility to tailor each of our office holder’s compensation package based, among other matters, on geography, tasks, role, seniority and capability. Moreover, the Policy is intended to motivate our office holders to achieve ongoing targeted results in addition to high-level business performance in the long term, without encouraging excessive risk taking.

The Compensation Policy and any amendments thereto must be approved by the board of directors, after considering the recommendations of the compensation committee, and by a special majority of our shareholders which should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the matter hold two percent or less of the aggregate voting power in the company (“Special Majority”). The Compensation Policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and the shareholders no less than every three years. If the Compensation Policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

Our Compensation Policy was originally approved by our shareholders in 2012 and was revised and adopted by our shareholders at the Company’s annual general meeting for the year 2020, which was held on July 20, 2020.

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

Terms and Skills of Directors

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. Accordingly, Messrs. Meir Sperling, Avi Berger and Avi Eizenman, served until the date of the 2021 AGM at which they retired from our Board. In addition, Mr. Meir Sperling and Mr. Avi Berger, served as external directors until we opted out of the external director rules in accordance with the exemption provided under the Foreign Listed Regulations. 2021 AGM, Messrs. Rami Hadar, Ilan Rosen and David Ripstein were elected to serve as directors.  Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management”.

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

Currently, four of our serving directors - Messrs. Shlomo Liran, Ilan Rosen, Rami Hadar and David Ripstein – qualify and serve as independent directors under the Nasdaq Rules.

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

Currently, Mr. Shlomo Liran, who chairs the Financial Audit Committee, is one of our independent directors and considered a “financial expert” for the purposes of the Nasdaq Rules. Mr. Shlomo Liran as well as Messrs. Zohar Zisapel, Iran Rosen, Rami Hadar and David Ripstein satisfy the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

Remuneration of Directors

Directors’ remuneration is generally consistent with our compensation policy for office holders (see below) and generally requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order).

Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from our compensation policy, provided that such arrangement is approved by a Special Majority .

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

As of the date hereof, Messrs. Shlomo Liran, Ilan Rosen and David Ripstein serve on our Financial Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described above, and with Mr. Liran serving as chairman of such committee and as its financial expert. See Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below. We have adopted an Audit Committee charter as required under the Nasdaq Rules.

Corporate Audit Committee

We maintain a Corporate Audit Committee which is our audit committee for the purposes of the Companies Law; the duties and responsibilities of our Corporate Audit Committee include: (i) identifying of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) reviewing and approving certain transactions and actions of the Company, including the approval of related party transactions that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii) establishing procedures to be followed with respect to related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) determining procedures for approving certain related party transactions with a “controlling shareholder”, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions; (v) recommending the appointment of the internal auditor and its compensation to the Board of Directors; (vi) examining the performance of our internal auditor and whether it is provided with the required resources and tools necessary for him to fulfill its role, considering, inter alia, the Company’s size and special needs; (vii) examining the independent auditor’s scope of work as well as his fees and providing its recommendations to the appropriate corporate organ; (viii) overseeing the accounting and financial reporting processes of the Company; (ix) setting procedures for handling complaints made by the Company’s employees in connection with management deficiencies and the protection to be provided to such employees; and (x) performing such other duties that are or will be designated solely to the audit committee in accordance with the Companies Law and the Company’s Articles of Association.

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

As of the date hereof, Messrs. David Ripstein, Shlomo Liran and Ilan Rosen serve on our Corporate Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described under the Financial Audit Committee section above, and Mr. Ripstein serves as its chairman.

Compensation Committee

Under the Nasdaq Rules, the compensation payable to our executive officers must be determined or recommended to the board for determination either by a majority of the independent directors on the board, in a vote in which only independent directors participate, or by a compensation committee consisting of at least two independent directors (as defined under the Nasdaq Rules). Each compensation committee member must also be deemed by our Board of Directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Rules, which requires, among other things, that our Board of Directors consider the source of each such committee member’s compensation in considering whether he or she is independent. According to the Companies Law, the compensation committee shall include all the external directors, which shall consist of the majority of its members. As indicated above, we opted out of the external director rules in accordance with the exemption provided under the Foreign Listed Regulations. Nonetheless, as our Board has decided to opt out of the requirement to elect external directors and to adopted relief from the audit and compensation composition requirements under the Companies Law, we are subject to the relevant U.S. securities laws and Nasdaq Rules applicable to U.S. domestic issuers regarding the independence of the Board and the composition of the audit and compensation committees.

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

Messrs. Ilan Rosen, Shlomo Liran and Rami Hadar serve on our Compensation Committee, each of whom meets the above-mentioned qualification requirements set forth under the Nasdaq Rules, and Mr. Rosen serves as its chairman.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Currently, Messrs. Shlomo Liran, Ilan Rosen, Rami Hadar and David Ripstein, our independent directors, serve as members of our Nomination Committee, which recommends director nominees for our Board’s approval.

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the CEO) require the approval of the compensation committee and then of the board of directors, provided such terms are in accordance with the company’s compensation policy. If terms of employment of such office holder are not in accordance with the compensation policy, then shareholder approval is also required following the approval of the compensation committee and board of directors after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holders’ compensation. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such terms of office and employment, even if they were not approved by the shareholders, following a further discussion and for detailed reasoning. In addition, the Relief Regulations provide that non-material changes to the terms of office of office holders who are subordinated to the company’s CEO will require only CEO approval, provided that the company’s compensation policy includes a reasonable range for such non-material changes.

The terms of office and employment of a CEO, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by a Special Majority .

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

The terms of office and employment of directors, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by the shareholders, and, in case that such terms are inconsistent with the company’s compensation policy, such shareholders’ approval must be obtained by the Special Majority with respect to the CEO.

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

The Company has adopted a Related Parties Transactions Policy which was last reviewed and updated by the Corporate Audit Committee and the Board of Directors on February 7, 2022, that, among other things, reflects the approval procedures as required under law and sets criteria for the classification of proposed transactions as  Extraordinary Transaction (or Exceptional Transaction), Ordinary Transactions and Ordinary Transactions that are insignificant ones.

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

In addition, in accordance with the Compensation Policy, we are currently entitled to hold directors’ and officers’ liability insurance policy for the benefit of our office holders, with insurance coverage of up to $45 million and with an annual premium of up to $2,000,000, plus an additional annual premium of up to $300,000 for claims associated with M&A transactions.

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

D.     Employees

As of December 31, 2021, we had 1,006 employees worldwide. Among our employees, 229 were employed in research, development and engineering, 648 in sales and marketing including services and supporting functions, 29 in management and administration and 100 in operations. Out of our employees, 291 were based in Israel, 37 were based in the United States, 258 were based in EMEA (not including Israel), 193 were based in Latin America and -227 were based in Asia Pacific (including India).

In addition, as of December 31, 2021 we employed 339 Services Contractors, mainly supporting the projects we have won in the regions. . Most of the costs of these employees were included in the cost of revenues in our financial statement.

We and our Israeli employees are not parties to any collective bargaining agreements. However, with respect to such employees, we are subject to Israeli labor laws, regulations and  extension orders signed by the Israeli Ministry of Labor, Social Affairs and Social Services, as are in effect from time to time. Generally, we provide our employees with benefits and working conditions above the legally required minimums.

Israeli applicable law requires severance pay upon the dismissal, retirement or death of an employee or termination without due cause. In addition, applicable extension orders require every employee in Israel (except for specific circumstances) has a pension insurance policy, which includes, inter alia, death and disability insurance coverage. The amounts contributed by us to the severance component in the employees’ pension insurance are in lieu of the severance pay due to them. Israeli applicable law requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for mandatory health insurance.

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

Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 27, 2022. The percentage of outstanding ordinary shares is based on 84,001,666 ordinary shares outstanding as of March 27, 2022 that consists, for the purpose of the below calculation and presentation, ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 27, 2022.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
Zohar Zisapel(3)	7,117,174	8.44	300,000	$2.02 – 3.70	-
Ira Palti	612,500	0.72	720,000	$2.41 – 9.01	-
All directors and senior management as a group consisting of 20 people(4)	8,302,190	9.72	2,886,563	$2.02 – 9.01	10,469

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 27, 2022.

(2)
Each stock option is exercisable into one ordinary share and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 300,000, 612,500 and 1,495,064 options, are vested or shall become vested within 60 days of March 27, 2022 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. No RSUs are expected to vest within 60 days of March 27, 2022.

(3)
The number of ordinary shares held by Zohar Zisapel includes (i) 3,594,986 ordinary shares held by Zohar Zisapel; (ii) 300,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel, exercisable as of March 27, 2022 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)
Each of the directors and senior management other than Messrs. Zohar Zisapel and Ira Palti, beneficially owns less than 1% of the outstanding ordinary shares as of March 27, 2022 (including options held by each such person and which are vested or shall become vested within 60 days of March 27, 2022) and have therefore not been separately listed.

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

In September 2010, our Board of Directors amended the share option plan so as to enable the grant of RSUs pursuant to such plan.

In December 2012, our Board of Directors extended the Plan for an additional ten-year period through December 31, 2022 (which was amended on August 10, 2014, as indicated below) (the “Amended and Restated Share Option and RSU Plan”, or the “Plan”). The Plan has been approved by the Israeli Tax Authority as required by applicable law but not as an Incentive Stock Option “qualified plan” as defined by U.S. tax law. The following tables present information regarding option and RSU grants under the Plan, plus additional options and RSUs from former plans that have not yet expired as of December 31, 2021.

Cumulative Ordinary Shares Reserved for Option and RSU Grants		Remaining Reserved Shares Available for Option and RSU Grants		Options and RSUs Outstanding		Weighted Average Exercise Price
27,895,688	(1)	2,568,136	(2)	5,886,125	(3)	$3.40	(4)

(1)	Total of 2,979,437 relates to RSU grants and 24,916,251 relates to all options grants under all the Company’s Share Option and RSU plans commencing in 2003.

(2)	Total under all grants approved by the Board under all Company’s Share Option and RSU plans commencing in 2003.

(3)	Total of 699,679 relates to RSUs outstanding and 5,186,446 relates to options outstanding, under all the Company’s Share Option and RSU plans commencing in 2003.

(4)	Weighted average price refers only to options (option plans before 2012 have already expired)

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under all Company’s Share Option and RSU plans commencing in 2003 and under the Plan) among directors and employees of the Company as of December 31, 2021:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	3,006,068	1,590,448

All other grantees	2,880,057	1,953,278

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

Major Shareholders

The following table sets forth stock ownership information as of March 27, 2022 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	7,117,174	8.47%
Joseph D. Samberg (4)	12,980,000	15.45%

(1)	Based on 84,001,666 ordinary shares outstanding as of March 27, 2022, excluding options to purchase ordinary shares which are vested or shall become vested within 60 days of March 27, 2022.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 27,2022.

(3)
(i) 3,594,986 ordinary shares held by Zohar Zisapel; (ii) 300,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of March 27, 2022 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

As of March 27, 2022, approximately 97% of our ordinary shares were registered for trade and held in the United States and there were 28 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, beneficially owns 8.47% of our ordinary shares as of December 31, 2021. However, Zohar and Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.

Zohar Zisapel is the Chairman of the board of, in a few of which he holds shares in, RADWIN Ltd., RADIFLOW Ltd., Hailo Technologies Ltd., Zohar Properties, Klil and Michael Properties (1992) Ltd, RUN Rad Unlimited Networking Ltd., Tupaia Ltd., Carteav Ltd.  and Hi Auto Ltd. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd., NUANCE HEARING Ltd., RAD Data Communications Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., DriveU Tech Ltd., and Cylus Ltd., Cloud Cyber Security Ltd. (d/b/a Talon Cyber Security) and several other private holdings and real estate. Zohar Zisapel also holds more that 5% of the shares of the following companies: Satixfy Ltd., Nucleix Ltd., Vascular Grafts Solutions Ltd., Vectorious Ltd., Sanoculis Ltd., Innoviz Ltd. and Varada Ltd. The above list does not constitute a complete list of Zohar Zisapel’s holdings

Some of the companies referred to above are known as the “RAD-BYNET Group”, a group of independent companies. Members of the RAD-BYNET Group sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, such as transportation and cafeteria facilities - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2021 was approximately $2.7 million.

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

Lease Arrangements

Until 30 June 2021, we have leased space in properties located at Ziv Towers, 24 Raul Wallenberg St., Tel Aviv, Israel (approximately 57,000 square feet of office space and approximately 9,000 square feet of warehouse space). At the beginning of April 2021, our headquarters relocated  to its current facilities in Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’Ayin, Israel which are leased from a third party, all as detailed in “Item 4.D. – Property, Plants and Equipment”. We gradually vacated the space at Ziv Towers over 2020 and 2021.

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings. The aggregate purchase price of these components in 2021 was approximately $0.2 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2021 was approximately $0.4 million.

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

Export Sales

In 2021, our sales to end users located outside of Israel amounted to $289.2 million, or 99.4% of our $290.8 million revenues for this year.

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

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to precede a ruling with regards to the legal question of the governing law. On July 17, 2017, the Court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

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

On February 24, 2020, the Court issued a decision, according to which, the Motion would be decided upon the current Court documents, unless either of the parties filed a request to hold a hearing in the matter.  Neither party requested to hold such a hearing.

On May 27, 2021, the Court ruled to certify the Motion as a class action, while applying Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings. The Ruling also addressed the size of the alleged aggrieved shareholders who may be included and be represented in the class action.

On June 9, 2021, the Court issued a decision suggesting that the parties refer the case to a mediation procedure.

The Company believed that the Ruling was erroneous and that the Company has strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Company and its directors in order to revert the Ruling (the “Rehearing Motion”).

On October 20, 2021, the plaintiff submitted his response to the Rehearing Motion and the Company submitted its reply to the plaintiff’s response on November 23, 2021. In light of the fact that the Ruling applied and was based upon Israeli Law (instead of the relevant foreign law), the Tel Aviv Stock Exchange filed a motion requesting the Court allow it to join the proceedings as Amicus Curiae, in order to express its principle opinion that the applicable law, in so far as dual listed companies are concerned, is the foreign law, as well as regarding the negative implications of the Court’s application of Israeli law on dual listed companies.

Without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties refer the case to a mediation procedure, and designated the former Judge B. Arnon as a mediator.  After several mediation meetings were held, the mediation process ended without reaching a settlement.

On January 3, 2022, a hearing was held in court on the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami. Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, in our case – U.S. law.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that U.S. law will apply. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court further held that the Company’s claims based upon the statute of limitations should also be adjudicated under U.S. law.

On March 20, 2022, following the court’s decision, the Plaintiff filed to the first judicial instance an amended class action claim, based on provisions of US law. The Company is required to submit its Statement of Defense by  June 26, 2022.

The Company believes that it has a strong defense against the allegations referred to in the class action, that U.S law presents a higher bar for plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors, and that the Court should deny it. However, bearing in mind that the class action will be adjudicated under US law, and in light of the fact that Ceragon has not yet filed its Statement of Defense, the Company’s attorneys cannot assess, at this preliminary stage, the chances of acceptance of the class action.

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

Significant Changes

See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Liquidity and Capital Resources” for a description of the June 2021 and January 2022 amendments to the credit facility.

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

Subject to the provisions of the Articles of Association, holders of fully paid ordinary shares have one vote for each ordinary share held by such shareholder of record, on all matters submitted to a vote of shareholders. Shareholders may vote in person, by proxy or by proxy card. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. As our ordinary shares do not have cumulative voting rights in the election of directors, the holders of the majority of the shares present and voting at a shareholders meeting generally have the power to elect all of our directors, and the election of external directors also whose election requires a special majority vote of our shareholders which should include (i) at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting, other than personal interest which is not as a result of the voting shareholder’s relationship with the controlling shareholders (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter (as detailed in section (i) above) who were present and voted against the matter hold two percent or less of the aggregate voting power in the company.

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

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us; see Item 3. “KEY INFORMATION” - Risk Factors – “Risks Relating to Operations in Israel” - Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or significant portion of our shares or assets”.

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

General Corporate Tax Structure in Israel

The corporate tax rate in 2021 was 23%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, or preferred enterprise as discussed further below, may be considerably lower. See “The Law for the Encouragement of Capital Investments, 1959” (the “Investment Law”) below.

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

The benefit period starts with the first year the enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. As of January 1st, 2021, the 14 years period have passed for the three approved programs. The respective benefit period has not yet begun, as no taxable income was generated.

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

As of December 31, 2021 the tax benefits under the amendment expired and the Company is no longer entitled to these tax benefits.

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

Dividends distributed by a Preferred Technology Enterprise paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing such a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company (holding at least 90% of the share capital) and other conditions are met, the withholding tax rate will be 4%.

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

Israeli Capital Gains Tax on Sales of Shares

Israeli law imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli resident companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise (and subject to the receipt in advance of a valid certificate from the ITA allowing such exemption). The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of securities, listed on a stock market , is 25% for Israeli individuals. Additionally, if such individual shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any “means of control” in the company. “means of control” - including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director) the tax rate is increased to 30%. Israeli companies are subject to the regular corporate tax rate (currently, 23%) on capital gains derived from the sale of securities.

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017 the Added Tax rate has increased to 3% and the taxable income threshold was reduced to NIS 640,000 (amount is linked to the annual change in the Israeli consumer price index and was NIS 647,640 in 2021).

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market in Israel or outside of Israel (including Nasdaq) subject to meeting certain conditions. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required,  to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (currently, 23%) for corporations. However, the sale of shares may be exempt from Israeli capital gain tax under the provisions of the Israeli Income Tax Ordinance or the provisions of an applicable tax treaty, subject to the receipt in advance of a valid certificate from ITA allowing for such exemption no tax will be withheld.

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

However, this exemption will not apply, among other cases, if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or (iii) such person is an individual and was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant tax year. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends  income tax is withheld at source at the following rates: 25%, increased to 30% for a shareholder that is considered a significant shareholder, as defined above, at the time of the distribution or at any time during the 12-month period preceding such distribution. However, if such shares  are registered with a nominee company (as such term is used in the Israeli Securities Law, 5728-1968). Such dividends will be  subject to Israeli withholding tax at a rate of 25%  whether the recipient is a substantial shareholder or not. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprises or Benefited Enterprises or a Preferred Enterprise, in each case during the applicable benefits period is subject to withholding tax at a rate of 20%, ; unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year and certain other conditions are met, the tax withholding rate is reduced to 12.5%. Dividends received by such U.S. company distributed from income generated by an Approved Enterprise, a Benefited Enterprise, or a Preferred Enterprise, are subject to withholding tax at a rate of 15%. However, these provisions do not apply if the company generates certain amounts of passive income. The aforementioned rates under the U.S.-Israel Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Income Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations have not had a material effect on the Company.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a PFIC (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the IRS determines is satisfactory and which includes an exchange of information program. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange of information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income tax rates. No dividend received by a U.S. holder will be a qualified dividend if (1) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be PFIC (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2021, U.S. holders who acquired our ordinary shares in 2021 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions”, which could result in a reduction in the after-tax return to such U.S. holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the distributions that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. Furthermore, if we are a PFIC, each U.S. holder generally will be required to file an annual report with the IRS.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2021or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2021, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2.4 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $3.0 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2021, we had outstanding forward like contracts in the amount of $76.1 million for a period of up to twelve months.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Shlomo Liran is the audit committee financial expert. Mr. Liran is an independent director under the Nasdaq Rules. In addition, the Company’s Board of Directors has determined that each of Messers. Rami Hadar, Ilan Rosen and David Ripstein is qualified as a financial expert and is an independent director under the Nasdaq Rules.

ITEM 16B.          CODE OF ETHICS

In November 2003, the Company’s Board of Directors adopted a Code of Ethics that applies to the CEO, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics and Compliance Program. In October 2014, and again in December 2016, we amended and expanded the Company’s Ethics and Compliance Program, in order to strengthen certain provisions thereunder. In July 2020, we updated the reference to the Company’s Chairman of the Corporate Audit Committee due to the replacement of Mr. Berger by Mr. Ripstein. A copy of the Company’s updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin 4810002, Israel (Telephone no. +972-3-543-1000) (e-mail: ir@ceragon.com). In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2020		2021
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$714,000	94%	$678,000	93%
Audit related fees (2)	$-	-	$8,500	1%
Tax Fees (3)	$43,000	6%	$45,000	6%
Total	$757,000	100%	$731,500	100%

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

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2021.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-48 hereof.

Index to Consolidated Financial Statements	Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-5
Consolidated Balance Sheets	F-6 - F-7
Consolidated Statements of Operations	F-8
Consolidated Statements of Comprehensive Income (loss)	F-9
Consolidated Statements of Changes in Shareholders’ Equity	F-10
Consolidated Statements of Cash Flows	F-11 - F-12
Notes to Consolidated Financial Statements	F-13 - F-48

ITEM 19.	EXHIBITS

1.1	Articles of Association, as amended September 20, 2016(1)
2.1	Description of Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (2)

4.2	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.3	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.4	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.5	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.6	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.7	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.8	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.9	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8)
4.10	Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms) (9)
4.11	Amendment No. 10, executed on June 25, 2020, to the Credit Facility (English summary of the material terms) (10)
4.12	Amendment No. 11, executed on May 3, 2021, to the Credit Facility (English summary of the material terms)
4.13	Amendment No. 12, executed on June 30, 2021, to the Credit Facility (English summary of the material terms)
4.14	Amendment No. 13, executed on January 2, 2022, to the Credit Facility (English summary of the material terms)
4.15	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014(4)
4.16	Lease agreement New Facilities at Rosh Ha’Ain, including its amendments (11)
4.17	Amendment to the Lease agreement of Facilities at Tel Aviv dated April 11, 2019 (12)
8.1	List of Significant Subsidiaries (13)
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101	Inline XBRL Instance Document
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Labels Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
(9) Previously filed as exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated herein by reference.
(10) Previously filed as exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference.
(11) Previously filed as exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference.
(12) Previously filed as exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference.
(13) Previously filed as exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By:	/s/ Doron Arazi.
Name:	Doron Arazi
Title:	President and Chief Executive Officer

Date: May 2, 2022

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

INDEX

Page
Reports of Independent Registered Public Accounting Firm	F-2 – F-5

(PCAOB ID: 1281)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2021, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 2, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory valuation

Description of the Matter

The Company’s inventories totaled $61.4 million as of December 31, 2021. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials finished goods and spare parts, in each reporting period. Reserves for potentially obsolete inventory are made based on management’s analysis of inventory aging, future sales forecasts, and market conditions.

Auditing the valuation of obsolete inventory reserves involved subjective auditor judgment because management’s estimate relies on significant assumptions such as the future salability of the inventory, the assessment by inventory age, future usage and market demand for the Company’s products.

How we Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s obsolete inventory reserve process. This included management’s assessment of the assumptions and data underlying the obsolete inventory valuation.

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data that management used to value obsolete inventory. We performed inquiries of appropriate non-financial personnel including operational employees, regarding obsolete inventory items and other factors to corroborate management’s assertions regarding qualitative judgments about obsolete inventories. We also compared the cost of on-hand inventories to customer demand forecasts and historical sales and evaluated adjustments to sales forecasts for specific product considerations such as technological changes or alternative uses. We also assessed the historical accuracy of management estimates by comparing the forecasted sales to actual utilization of inventory.

KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company's auditor since 2002

Tel-Aviv, Israel

May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Ceragon Networks Ltd. and subsidiaries' (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and our report dated May 2, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

May 2, 2022

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2020	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$27,101	$17,079
Trade receivables (net of allowance for credit losses of $6,189 and $7,470 at December 31, 2020 and 2021, respectively)	10	107,388	107,826
Other accounts receivable and prepaid expenses	3	14,755	17,179
Inventories	4	50,627	61,398

Total current assets		199,871	203,482

NON-CURRENT ASSETS:
Trade receivables (net of allowance for credit losses of $ 0 and $ 1,117 at December 31, 2020 and 2021, respectively)	10	-	10,484
Deferred tax assets	15d	8,279	-
Severance pay and pension fund		6,059	5,648
Operating lease right-of-use assets	13	6,780	20,233
Other non-current assets		13,565	17,059

PROPERTY AND EQUIPMENT, NET	5	31,748	29,383

INTANGIBLE ASSETS, NET	6	6,117	6,274

Total long-term assets		72,548	89,081

Total assets		$272,419	$292,563

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables		$63,722	$69,436
Deferred revenues	16	3,492	3,384
Short-term loans	8	5,979	14,800
Operating lease liabilities	13	3,183	4,359
Other accounts payable and accrued expenses	7	24,048	23,704

Total current liabilities		100,424	115,683

LONG-TERM LIABILITIES:
Accrued severance pay and pensions		11,601	10,799
Deferred revenues	16	7,495	9,275
Operating lease liabilities	13	3,840	17,210
Other long-term payables		2,933	2,445

Total long-term liabilities		25,869	39,729

COMMITMENTS AND CONTINGENT LIABILITIES	12

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2020 and 2021; Issued: 85,184,889 and 87,413,119 shares at December 31, 2020 and 2021, respectively; Outstanding: 81,703,366 and 83,931,596 shares at December 31, 2020 and 2021, respectively		218	224
Additional paid-in capital		420,958	428,244
Treasury shares at cost – 3,481,523 ordinary shares at December 31, 2020 and 2021		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,068)	(9,507)
Accumulated deficit		(246,891)	(261,719)

Total shareholders' equity		146,126	137,151

Total liabilities and shareholders' equity		$272,419	$292,563

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2019	2020	2021

Revenues	16	$285,583	$262,881	$290,766
Cost of revenues		188,741	187,236	202,389

Gross profit		96,842	75,645	88,377

Operating expenses:
Research and development, net		26,793	30,997	29,473
Sales and marketing		39,469	33,021	33,509
General and administrative		23,278	19,199	20,589

Total operating expenses		89,540	83,217	83,571

Operating income (loss)		7,302	(7,572)	4,806
Financial expenses and others, net	18	6,521	5,923	8,625

Income (loss) before taxes on income		781	(13,495)	(3,819)

Taxes on income	15c	2,476	2,618	11,009
Equity loss in affiliates		649	979	-

Net loss		$(2,344)	$(17,092)	$(14,828)

Net loss per share:

Basic and diluted net loss per share		$(0.03)	$(0.21)	$(0.18)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		80,296,581	81,149,687	83,414,831

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021

Net loss	$(2,344)	$(17,092)	$(14,828)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(360)	(929)	(325)

Cash flow hedges:
Change in net unrealized gains	1,797	1,752	346
Amounts reclassified into net loss	(895)	(225)	(1,460)

Net change	902	1,527	(1,114)

Other comprehensive income (loss), net	542	598	(1,439)

Total of comprehensive loss	$(1,802)	$(16,494)	$(16,267)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2019	80,089,658	$214	$415,408	$(20,091)	$(9,208)	$(226,755)	$159,568

Exercise of options and vesting of RSU’s	573,147	1	601	-	-	-	602
Share-based compensation expense	-	-	2,053	-	-	-	2,053
Other comprehensive income, net	-	-	-	-	542	-	542
Net loss	-	-	-	-	-	(2,344)	(2,344)

Balance as of December 31, 2019	80,662,805	215	418,062	(20,091)	(8,666)	(229,099)	160,421

Cumulative effect of adoption of ASU Topic 326	-	-	-	-	-	(700)	(700)
Exercise of options and vesting of RSU’s	1,040,561	3	1,234	-	-	-	1,237
Share-based compensation expense	-	-	1,662	-	-	-	1,662
Other comprehensive income, net	-	-	-	-	598	-	598
Net loss	-	-	-	-	-	(17,092)	(17,092)

Balance as of December 31, 2020	81,703,366	218	420,958	(20,091)	(8,068)	(246,891)	146,126

Exercise of options and vesting of RSU’s	2,228,230	6	4,724	-	-	-	4,730
Share-based compensation expense	-	-	2,562	-	-	-	2,562
Other comprehensive loss, net	-	-	-	-	(1,439)	-	(1,439)
Net loss	-	-	-	-	-	(14,828)	(14,828)

Balance as of December 31, 2021	83,931,596	$224	$428,244	$(20,091)	$(9,507)	$(261,719)	$137,151

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net loss	$(2,344)	$(17,092)	$(14,828)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	9,691	12,861	12,246
Loss from sale of property and equipment	-	-	82
Share-based compensation expense	2,053	1,662	2,562
Decrease (increase) in accrued severance pay and pensions, net	271	488	(418)
Decrease (increase) in trade receivables, net	4,533	9,345	(11,150)
Increase in other accounts receivable and prepaid expenses (including other long-term assets)	(2,086)	(6,661)	(6,976)
Decrease in operating lease right-of-use assets	5,348	5,121	5,713
Decrease (increase) in inventories	(9,475)	9,919	(11,908)
Increase (decrease) in trade payables	(15,933)	1,953	5,883
Increase in deferred revenues	4,150	2,988	1,672
Decrease (increase) in deferred tax assets, net	(258)	(173)	8,279
Decrease in operating lease liability	(5,114)	(5,112)	(4,620)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	(3,767)	1,946	(1,556)

Net cash provided by (used in) operating activities	(12,931)	17,245	(15,019)

Cash flows from investing activities:
Purchase of property and equipment	(11,592)	(6,077)	(9,383)
Proceeds from sale of property and equipment	-	-	200
Purchase of intangible assets	(3,274)	(412)	(212)
Proceeds from bank deposits	1,002	-	-

Net cash used in investing activities	(13,864)	(6,489)	(9,395)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021
Cash flows from financing activities:

Proceeds from (repayment of) bank credits and loans, net	14,600	(8,621)	9,800
Proceeds from exercise of stock options	602	1,237	4,730

Net cash provided by (used in) financing activities	15,202	(7,384)	14,530

Translation adjustments on cash and cash equivalents	(49)	(210)	(138)

Increase (decrease) in cash and cash equivalents	(11,642)	3,162	(10,022)

Cash and cash equivalents at the beginning of the year	35,581	23,939	27,101

Cash and cash equivalents at the end of the year	$23,939	$27,101	$17,079

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$3,833	$3,003	$1,995

Cash paid for interest on bank loans	$1,796	$1,137	$1,280

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL

Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of wireless transport. The Company helps operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company’s wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company’s customers worldwide.

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

c.Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate and considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company’s operations, the dollar is its functional and reporting currency.

Accordingly, amounts in currencies other than U.S dollars have been re-measured in accordance with ASC topic 830, “Foreign Currency Matters” (“ASC 830”) as follows:

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company’s Brazilian subsidiary, whose functional currency is not the dollar, have been re-measured and translated into dollars. All amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the average exchange rate for the relevant periods. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

f.Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any.

The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. In addition, if required, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company’s future demands forecast consistent with its valuation of excess and obsolete inventory.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.Long-term trade receivables:

Long-term trade receivables, with payment terms in excess of one year that are considered collectible, are recorded at their estimated present values.

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

i.Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC topic 360,” Property Plant and Equipment”, (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2019, 2020 and 2021, no impairment losses have been recognized.

j.Income taxes:

The Company account for income taxes in accordance with ASC topic 740, “Income Taxes”, (“ASC 740”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. For more information see note 15d.

The Company accounts for uncertain tax positions in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”). ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For more information see note 15h.

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

The revenues from customer support and extended warranty is recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company’s performance obligation is satisfied, usually upon customer acceptance.

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2019, 2020 and 2021 in the amount of $654, $178 and $(417) respectively. As of December 31, 2020 and 2021, the warranty provision was $1,274 and $1,691 respectively.

o.Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and option contracts (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined under ASC topic 815, “Derivatives and Hedging”.

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the financial statements at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, “Fair value Measurement and Disclosures” at Level 2 (see also note 2t). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

The Company’s cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency of salary and rent payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts.

p.Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

The majority of the Company’s cash and cash equivalents are maintained in U.S. dollar. Generally, these cash and cash equivalents may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.

The Company’s trade receivables are geographically diversified and derived from sales to customers all over the world. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies.

q.Transfers of financial assets:

ASC 860 “Transfers and Servicing”, (“ASC 860”), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company’s arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to two financial institutions.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2020, and 2021, the Company sold trade receivables to several different financial institutions in a total net amount of $21,993 and $36,047, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2019, 2020 and 2021, the Company recorded amounts of $506, $575 and $905, respectively, as financial expense related to its factoring arrangements.

r.Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset - severance pay fund - in the Company’s balance sheet.

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

Starting April 2009, the Company’s agreements with new employees in Israel are under section 14 of the Severance Pay Law -1963. The Company’s contributions for severance pay shall replace its severance obligation, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

As of December 2020 and 2021, accrued severance pay amounted to $9,282 and $8,453 respectively. Severance expense for the years ended December 31, 2019, 2020 and 2021, amounted to approximately $2,336, $2,538 and $1,906, respectively.

The Company accounts for its obligations for pension and other postretirement benefits in accordance with ASC 715, “Compensation - Retirement Benefits”. For more information refer to note 11.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.Accounting for stock-based compensation:

ASC topic 718, “Compensation - Stock Compensation”, (“ASC 718”), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following assumptions for 2019, 2020 and 2021:

	December 31,
	2019	2020	2021

Dividend yield	0%	0%	0%
Volatility	53% - 65%	60% - 85%	66% - 87%
Risk free interest	1.2% - 2.7%	0.1% - 1.0%	0.1% - 1.3%
Early exercise multiple	1.3 - 2.3	1.5 - 1.6	1.55

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

t.Fair value of financial instruments:

The Company applies ASC 820, “Fair Value Measurements and Disclosures”. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2021	$1,845	$(9,913)	$(8,068)

Other comprehensive income before reclassifications	346	(325)	21
Amounts reclassified from AOCI	(1,460)	-	(1,460)

Other comprehensive loss	(1,114)	(325)	(1,439)

Balance as of December 31, 2021	$731	$(10,238)	$(9,507)

The effects on net loss of amounts reclassified from AOCI for the year ended December 31, 2021 derive from realized gains on cash flow hedges, included in operating expenses.

v.Treasury shares:

The Company repurchased its ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders’ equity.

w.Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC topic 260, “Earnings Per Share” (“ASC 260”).

The total weighted average number of shares related to the outstanding options and RSU’s excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 3,473,312, 4,204,381 and 1,695,149 for the years ended December 31, 2019, 2020 and 2021, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.Equity method investment

Investments in companies that are not controlled but over which the Company can exercise significant influence are presented using the equity method of accounting.

y.Reclassifications:

Certain prior period amounts have been reclassified in order to conform to the current period presentation.

z.Impact of recently issued Accounting Standards:

In November 2021, the FASB issued ASU 2021-10, ASC Topic 832 “Disclosures by Business Entities about Government Assistance”. The standard require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) Information about the nature of the transactions and the related accounting policy used to account for the transactions (2) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item (3) Significant terms and conditions of the transactions, including commitments and contingencies. The standard will become effective for fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

NOTE 3:-OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2021

Government authorities	$5,726	$9,022
Deferred charges and prepaid expenses	5,743	6,214
Deposits receivable	504	279
Advances to suppliers	230	256
Hedging asset	1,937	852
Other	615	556

	$14,755	$17,179

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-INVENTORIES

	December 31,
	2020	2021

Raw materials	$19,764	$22,581
Work in progress	194	423
Finished products	30,669	38,394

	$50,627	$61,398

During the years ended December 31, 2019, 2020 and 2021, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $4,836, $2,919 and $1,907, respectively that have been included in cost of revenues.

As of December 31, 2021, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $63,859. The commitments are due primarily within one year.

NOTE 5:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2021
Cost:
Computers, manufacturing, peripheral equipment	$125,097	$133,465
Office furniture and equipment	1,959	2,341
Leasehold improvements	1,564	1,460

	128,620	137,266
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	94,294	105,300
Office furniture and equipment	1,500	1,578
Leasehold improvements	1,078	1,005

	96,872	107,883

Depreciated cost	$31,748	$29,383

Depreciation expenses for the years ended December 31, 2019, 2020 and 2021 were $9,555, $10,668 and $11,845 respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2019, 2020 and 2021 amounted to $1,058, $1,562 and $1,058 respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-INTANGIBLE ASSETS, NET

Intangible assets:

The following table sets forth the components of intangible assets:

	December 31,
	2020	2021
Original amounts:
Technology	$3,767	$4,325
Software development costs	2,879	2,879

	6,646	7,204

Accumulated amortization:
Software development costs	529	930

Net amounts:
Technology	3,767	4,325
Software development costs	2,350	1,949

Intangible assets, net	$6,117	$6,274

Technology includes mainly perpetual software licenses to be used in the Company’s research and development activities. During 2021, the Company purchased $558 technology, out of which $350 was not resulted in cash flow outflows as of December 31, 2021. Some of the software license agreements provide a commitment of the Company for royalties payments upon future sales of the related developed products. Software development costs are amortized over 7 years. Amortization expenses for the years ended December 31, 2019, 2020 and 2021 amounted to $136, $393 and $401 respectively.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2020	2021

Employees and payroll accruals	$12,617	$11,799
Provision for warranty costs	1,274	1,691
Government authorities	1,612	2,223
Accrued expenses	2,879	2,403
Advanced payments from customers	4,351	5,044
Hedging Liability	281	313
Other	1,034	231

	$24,048	$23,704

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:- CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company’s needs and financial position.

In June 2021, the Company signed the latest amendment to the agreement in the frame of which the Credit Facility was extended by additional 1 year, till June 30, 2022. Furthermore, an amendment signed earlier in 2021, includes an increase of $20,000 to $35,000 in the allowed factoring facility attributed to a certain customer, which puts the total allowed factoring facility of the Company on $100,000. The bank guarantees credit lines of $70,000 have remained unchanged. In addition, the Credit Facility for loans of $50,000 has remained unchanged. In addition, the Company has $5,000 credit facility from other financial institutions. The amendment also includes a change in the Credit Facility agreement related to the definition of tangible common equity (to exclude the long-term lease of the Company’s offices from the tangible common equity).

As of December 31, 2021, the Company has utilized $11,800 of the $ 50,000 available under the Credit Facility for short term loans. In addition, as of December 31, 2021, the Company has utilized $3,000 of the $5,000 available credit facility from other financial institution. During 2021, the credit lines carry interest rates in the range of Libor+2.1% and Libor+2.5%.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders’ equity value and financial assets, a certain ratio between its shareholders’ equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2020 and 2021, the Company met all of its covenants.

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

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- DERIVATIVE INSTRUMENTS (Cont.)

The fair value of derivative contracts in the consolidated balance sheets at December 31, 2020 and December 31, 2021 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2020
Derivatives designated as hedging instruments:
Currency forward contracts	$1,847	$2
Derivatives not designated as hedging instruments:
Currency forward and option contracts	90	279

Total derivatives	$1,937	$281

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2021
Derivatives designated as hedging instruments:
Currency forward contracts	$743	$(12)
Derivatives not designated as hedging instruments:
Currency forward and option contracts	109	(301)

Total derivatives	$852	$(313)

The notional amounts for derivatives contracts were as follows:

	December 31,
	2020	2021
Derivatives designated as hedging instruments:
Currency forward contracts	$35,089	$41,832
Derivatives not designated as hedging instruments:
Currency forward and option contracts	$31,207	$34,304

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative contracts on the consolidated statements of operations for the year ended December 31, 2020 and 2021 was as follows:

	Year ended December 31,
	2020	2021

Operating income	$225	$1,460

Financial income (expenses)	$(894)	$304

NOTE 10:- CREDIT LOSSES

Effective January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, based on a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption in the total of $700.

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

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

	December 31,
	2020	2021

Balance, at beginning of Period	$4,236	$6,198
Cumulative effect of adoption of ASU Topic 326	700	-
Provision for expected credit losses	1,636	3,087
Amounts written off charged against the allowance and others	(374)	(698)

Balance, at end of period	$6,198	$8,587

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly “Nera Networks AS”) has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2021, all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee’s services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

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

AFP-scheme - in force from 1 January 2011, the AFP-scheme is a defined benefit multi-enterprise scheme, but is recognized in the accounts as a defined contribution scheme until reliable and sufficient information is available for the group to recognize its proportional share of pension cost, pension liability and pension funds in the scheme. Ceragon Networks AS’s liabilities are therefore not recognized as liability in the balance sheet.

The liabilities in respect of Ceragon Networks AS’s unfunded pension plans together represent 100% of the PBO (Projected Benefit Obligation) of the entire group.

The following tables provide a reconciliation of the changes in the plans’ benefits obligation for the year ended December 31, 2020 and 2021, and the statement of funds status as of December 31, 2020 and 2021:

	December 31,
	2020	2021

Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,368	2,510
Interest cost	52	38
Expenses paid	(201)	(170)
Exchange rates differences	50	(85)
Actuarial loss	241	219

Projected benefit obligation at end of year	$2,510	$2,512

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- PENSION LIABILITIES, NET (Cont.)

The assumptions used in the measurement of the Company’ benefits obligations as of December 31, 2020 and 2021 are as follows:

	December 31,
	2020	2021
Weighted-average assumptions
Discount rate	1.70%	1.90%
Rate of compensation increase	2.25%	2.75%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond. For purposes of calculating the 2021 net periodic benefit cost and the 2021 benefit obligation, the Company has used a discount rate of 1.90%. The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2019, 2020 and 2021:

	December 31,
	2019	2020	2021
Components of net periodic benefit cost
Service cost	$12	$-	$-
Interest cost	47	52	38

Net periodic benefit cost	$59	$52	$38

Benefit payments are expected to be paid as follows:

December 31,
2021

2022	165
2023	160
2024	163
2025	166
2026 and thereafter	1,858

$2,512

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

Interest cost and actuarial gain or losses are presented in financial expenses and others, net.

For the years ended December 31, 2019, 2020 and 2021, an actuarial loss of $361, $241 and $219 respectively, was recognized in “finance expenses and others, net”.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Leases

See Note 13 “Leases” for lease related commitments as of December 31, 2021.

b.During 2019, 2020 and 2021, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2019, 2020 and 2021 in the amount of $801, $996 and $691, respectively.

c.Paycheck Protection Program Loan:

In May 2020, the Company received $979 in proceeds from an approved loan under the Paycheck Protection Program. Interest accrued on outstanding principal balance at a rate of 1%, computed on a simple interest basis. The loan principal and accrued interest is eligible for forgiveness provided that (i) the Company uses the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained. The loan is presented under “short term loans” in the consolidated balance sheet as of December 31, 2020. The Company submitted application for forgiveness that was approved in May 2021.

d.Charges and guarantees:

As of December 31, 2020 and 2021, the Company provided guarantees in an aggregate amount of $45,847 and $37,236 (including bank guarantee disclosed in Note 12e), respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

e.Litigations:

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

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to precede a ruling with regards to the legal question of the governing law. On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (Company’s Chairman, Mr. Zisapel and Company’s Chief Executive Officer, Mr. Palti). The first evidence hearing took place on November 2, 2017 and the second and final evidence hearing took place on January 8, 2018. Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

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

On September 23, 2019, the plaintiff filed an amended Motion (“the Amended Motion”), which includes an expert opinion regarding US federal law and lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original Motion.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Therefore, on September 25, 2019, the Court rendered a decision pointing out that the Amended motion seems to include the plaintiff’s summaries, and so ordered the plaintiff to clarify whether he is willing to relinquish submitting any additional summaries regarding the evidence that were heard in the original Motion.

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

On May 27, 2021, the Court ruled to certify the Motion as a class action, while applying Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings. The Ruling has addressed also the size of the alleged aggrieved shareholders who may be included and be represented in the class action.

On June 9, 2021 the Court issued a decision suggesting that the parties will refer the case to a mediation procedure.

The Company believed that the Ruling is erroneous and that the Company has strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Company and its directors in order to revert the Ruling (the “Rehearing Motion”).

On October 20, 2021, the Plaintiff submitted his response to the Rehearing Motion and the Company submitted its reply to the Plaintiff’s response on November 23, 2021. In light of the fact that the Ruling applied and was based upon Israeli Law (instead of the relevant foreign law), the Tel Aviv Stock Exchange filed a motion requesting the court to allow it to join the proceedings as Amicus Curiae, in order to express its principle opinion that the applicable law, in so far as dual listed companies are concerned, is the foreign law, as well as regarding the negative implications of the court’s application of Israeli law on dual listed companies.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Meanwhile, and without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties will refer the case to a mediation procedure. After several mediation meetings were held, the mediation process ended without reaching a settlement.

On January 3, 2022 a hearing was held in court in the Rehearing Motion. Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, and in Ceragon case - US law.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is US law. The court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under the US law. The court further held that the Company’s claims based upon the Statute of Limitations should also be adjudicated under the US law.

On March 20, 2022, following the court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of US law. The Company is required to submit its Statement of Defense, by June 26, 2022.

The Company believes that it has strong defense against the allegations referred to in the claim and that U.S law presents a higher bar for plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors, and that the Court should deny it. However, bearing in mind that the class action will be adjudicated under US law, and in light of the fact that Ceragon has not yet filed its Statement of Defense, the Company’s attorneys were reluctant to asses, at this preliminary stage, the chances of the class action to be accepted.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-LEASES (Cont.)

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021

Components of lease expense
Operating lease cost	$5,624	$5,484	$4,869
Short-term lease	$75	$43	$100
Total lease expenses	$5,699	$5,527	$4,969

	Year ended December 31,
	2019	2020	2021

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$5,718	$5,489	$4,843

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$8,346	$1,773	$19,166

For the year ended December 31, 2021, the weighted average remaining lease term is approximately eight years, and the weighted average discount rate is 5 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2021 were as follows:

2022	4,452
2023	3,740
2024	2,778
2025	2,396
2026 and thereafter	12,326
Total operating lease payments	25,692
Less: imputed interest	4,123
Present value of lease liability	21,569

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol “CRNT”.

a.General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.Stock options plans:

1.In 2003, the Company adopted a share option plan which has been extended or replaced from time to time, including on September 6, 2010, December 2012 and August 2014. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan expires in December 2022. The maximum number of shares which may be issued under Options granted pursuant to the Plan is twenty million (20,000,000). The Company needs to reserve, and the Board of Directors has reserved, sufficient authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in the Plan. Since the last amendment in 2014, the Company has issued approximately 7,650,000 options under the Plan.

2.The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2021:

	Year ended December 31, 2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,238,729	$3.52	3.17	$2,654
Granted	1,902,868	3.72
Exercised	(2,098,957)	2.25
Forfeited or expired	(856,194)	7.75

Outstanding at end of the year	5,186,446	$3.40	4.01	$534

Options exercisable at end of the year	2,342,399	$3.57	2.75	$370

Vested and expected to vest	4,664,666	$3.41	3.87	$508

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-SHAREHOLDERS' EQUITY (Cont.)

The weighted average fair value of options granted during 2019, 2020 and 2021 was $1.39, $1.06 and $2.25, respectively.

The intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was $626, $770 and $5,519, respectively.

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2021:

	Year ended December 31, 2021
	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	309,986	$862
Granted	588,466
Vested	(129,380)
Forfeited	(69,393)

Unvested at end of the year	699,679	$1,805

Vested and expected to vest	493,881	$1,274

The weighted average fair value at grant date of RSUs granted during 2019, 2020 and 2021 was $2.79, $2.11 and $4.07, respectively.

As of December 31, 2021, the total unrecognized estimated compensation cost related to non-vested stock options and RSU`s granted prior to that date was $ 4,563, which is expected to be recognized over a weighted average period of approximately one year.

The following is a summary of the Company’s stock options and RSUs granted separated into ranges of exercise price:

Exercise price (range)	Options and RSUs outstanding as of December 31, 2021	Weighted average remaining contractual life (years) for outstanding options	Weighted average exercise price	Options and RSUs exercisable as of December 31, 2021	Weighted average remaining contractual life (years) for exercisable options	Weighted average exercise price
$			$			$

RSUs 0.0	699,679	-	0.00	-	-	0.00
0.01-2.00	154,389	1.17	1.45	141,239	0.92	1.42
2.01-4.00	4,460,682	4.39	3.05	1,760,845	3.35	2.78
4.01-6.00	281,375	3.31	4.41	150,315	1.80	4.57
6.01-8.00	15,000	0.75	6.21	15,000	0.75	6.21
8.01-10.00	275,000	0.40	9.00	275,000	0.40	9.00

	5,886,125			2,342,399

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-SHAREHOLDERS' EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2019, 2020 and 2021, was comprised as follows:

	Year ended December 31,
	2019	2020	2021

Cost of revenues	$71	$110	$289
Research and development, net	366	243	236
Sales and marketing	708	545	700
General and administrative	908	764	1,337

Total share-based compensation expenses	$2,053	$1,662	$2,562

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

2.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

According to the Law, the Company is entitled to various tax benefits by virtue of the “Approved Enterprise” status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

According to the provisions of the Law, the Company has chosen to enjoy the “Alternative” track. Under this track, the Company is tax exempt in the first two years of the benefit period and subject to tax at the reduced rate of 10%-25% for the remaining benefit period. The benefit period under Approved Enterprise starts with the first year the benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating.

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

As of December 31, 2021, the 14 years have passed for the three Approved Enterprise programs.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to the tax at the regular tax rate.

The Company believes it will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to the 2005 Amendment.

In December 2016, the Knesset passed an additional amendment to the Law which provides for additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in Amendment 73) to 12% (the “Amendment”). This Amendment came into effect in May 2017 when the Minister of Finance promulgated the regulations for its implementation. The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company did not apply the Amendment. The Company may change its position in the future.

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

Management believes that the Company is currently qualified as an “industrial company” under the Encouragement Law and, as such, enjoys tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

4.Tax rates:

Taxable income of Israeli companies was subject to tax at the rate - 23% in the years 2019, 2020 and 2021.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also note 15.a2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company’s tax assessments through 2015 tax year are considered final.

b.Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective counties of residence.

c.The income tax expense for the years ended December 31, 2019, 2020 and 2021 consisted of the following:

	Year ended December 31,
	2019	2020	2021

Current	$2,734	$2,641	$2,181
Deferred	(258)	(23)	8,828

	$2,476	$2,618	$11,009

Domestic (Israel)	$781	$839	$8,844
Foreign	1,695	1,779	2,165

	$2,476	$2,618	$11,009

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

d.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2020	2021
Deferred tax assets:

Net operating loss carry forward	$65,641	$64,353
Temporary differences mainly relating to Research and Development, reserves and allowances	28,429	21,472

Deferred tax asset before valuation allowance	94,070	85,825
Valuation allowance	(85,791)	(85,825)

Deferred tax asset, net	$8,279	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded valuation allowance amounting $85,791 and $85,825 as of December 31, 2020 and 2021 respectively.

e.Net operating loss carry forward and capital loss:

As of December 31, 2021, the Company has accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $187,927 and $8,139, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2021, the Company’s Norwegian subsidiary had a net operating loss carry forward of approximately $25,264 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2021, the Company’s Brazilian subsidiary had a net operating loss carryforward of approximately $31,131 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

f.Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2019	2020	2021

Domestic	$(2,171)	$(24,192)	$(5,430)
Foreign	2,952	10,697	1,611

	$781	$(13,495)	$(3,819)

g.Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2019	2020	2021
Income (loss) before taxes as reported in the consolidated statements of operations	$781	$(13,495)	$(3,819)

Statutory tax rate	23%	23%	23%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$180	$(3,104)	$(878)
Non-deductible expenses and other permanent differences	519	(111)	(1,602)
Non-deductible expenses related to employee stock options	472	383	590
Deferred tax assets on losses and other temporary differences for which valuation allowance was provided, net	977	5,318	12,326
Other	328	132	573

Actual tax expense (benefit)	$2,476	$2,618	$11,009

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

h.A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2020	2021

Beginning balance	$2,492	$2,421
Decreases in tax positions for prior years	(708)	(538)
Increases related to tax positions taken during prior years	184	59
Increase related to tax positions taken during the current year	453	425

Ending balance	$2,421	$2,367

The Company has further accrued $15 due to interest and penalty related to uncertain tax positions as of December 31, 2021.

NOTE 16:-REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the year ended December 31, 2021:

	Year ended December 31, 2020	Year ended December 31, 2021

Balance, beginning of the period	$7,999	$10,987
New performance obligations	5,210	6,329
Reclassification to revenue as a result of satisfying performance obligations	(2,222)	(4,657)

Balance, end of the period	10,987	12,659
Less: long-term portion of deferred revenue	7,495	9,275
Current portion, end of period	$3,492	$3,384

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2021, which are expected to be satisfied and recognized in future periods:

	2022	2023	2024 and thereafter
Unsatisfied performance obligations	-	550	8,725

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

NOTE 17:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.The Company applies ASC topic 280, “Segment Reporting”, (“ASC 820”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.The following tables present total revenues for the years ended December 31, 2019, 2020 and 2021 and long-lived assets as of December 31, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
Revenues:

North America	$42,474	$38,165	$47,505
Europe	42,439	44,832	47,382
Africa	25,614	23,497	23,165
Asia-Pacific and Middle East	53,948	47,677	32,008
India	49,748	62,047	86,088
Latin America	71,360	46,663	54,618

	$285,583	$262,881	$290,766

Long-lived assets, net:

	December 31,
	2020	2021

Israel	$28,312	$42,192
Others	10,216	7,424
Total long-lived assets, net (*)	$38,528	$49,616

(*)	Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.Major customer data as a percentage of total revenues:

In 2021, the Company had revenues from two customers that represent two a group of affiliated companies equaling 18.77% and a single customer equaling 11.37% of total revenues. In 2020, the company had revenues from a single customer that represents group of affiliated companies equaling 22.1% of total revenues. In 2019, the Company had revenues from two customers that represent two groups of affiliated companies equaling 14.0% and 11.8% of total revenues.

NOTE 18:-SELECTED STATEMENTS OF OPERATIONS DATA

a.Financial expenses and others, net:

	Year ended December 31,
	2019	2020	2021

Financial income:
Interest on deposits	$111	$79	$160
Foreign currency translation differences and derivatives	190	1,330	571
Others	-	807	-

	301	2,216	731
Financial expenses:
Bank charges and interest on loans	(3,787)	(4,130)	(4,650)
Foreign currency translation differences and derivatives	(2,627)	(3,716)	(4,449)
Others	(408)	(293)	(257)

	(6,822)	(8,139)	(9,356)

	$(6,521)	$(5,923)	$(8,625)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.Net income (loss) per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2019	2020	2021
Numerator:
Numerator for basic and diluted net loss per share - loss available to shareholders of Ordinary shares	$(2,344)	$(17,092)	$(14,828)

Denominator:
Denominator for basic and diluted net loss per share - adjusted weighted average number of Ordinary shares	80,296,581	81,149,687	83,414,831

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $2,242, $1,801 and $2,677 in 2019, 2020 and 2021, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases of facility expired end of March 2021, except for warehouse which its lease was expired on December 2021.

The aggregate amount of rent and maintenance expenses related to these properties were approximately $1,936, $2,099 and $894 in 2019, 2020 and 2021, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19:-RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company’s customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $152, $83 and $305 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $46, $274 and $175 for the years ended December 31 2019, 2020 and 2021, respectively.

As part of the operating agreements with Orocom for the Pronatel project in Peru, the Company had two seats in Orocom’s board of directors out of four seats, as well as other protective rights in Orocom. As a result, Orocom and its shareholders were defined as “related companies” of Ceragon. As of December 31, 2021, the Company has no seats in Orocom’s board of directors and following the return of the guarantees in the beginning of 2020, the Company’s protective rights in Orocom were revoked. As a result of the above Orocom and its shareholders are not defined as “related companies” of Ceragon.

b.Transactions with related parties:

	Year ended December 31,
	2019	2020	2021

Revenues	$6,745	$5,843	$394
Cost of revenues	$1,659	$4,715	$1,125

Research and development expenses	$1,248	$1,245	$608

Sales and marketing expenses	$763	$731	$617

General and administrative expenses	$1,002	$913	$1,527

Purchase of property and equipment	$46	$274	$175

Balances with related parties:

	December 31,
	2020	2021

Trade payables, other accounts payable and accrued expenses	$925	$376
Trade Receivables	$13,117	$78