Form 20-F
period 2022-12-31
CERAGON NETWORKS LTD
filed 2023-05-01
CIK 1119769

As filed with the Securities and Exchange Commission on May 1, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002

(Address of Principal Executive Offices)

Hadar Vismunski Weinberg (+972) 3-543-1369 (tel.), (+972) 3-543-1600 (fax), 3 Uri Ariav st., Bldg. A (7th

Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 84,353,379 Ordinary Shares, NIS 0.01 par value.

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

Yes ☑         No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐          No ☑

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Ceragon,” the “Company,” “us,” “we,” “our” and the “registrant” refer to Ceragon Networks Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars”, “USD” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the "Nasdaq Rules" are to the rules of the Nasdaq Global Select Market.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F includes “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events.

Forward-looking statements can be identified by the use of terminology such as “may,” “will,” “assume,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “potential,” “possible,” “intend” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements discuss future expectations, plans and events, contain projections of results of operations or of financial condition or state other “forward-looking” information. They involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Ceragon to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those projected in the forward-looking statements include, without limitation, the risk factors set forth under “Item 3. Key Information  Risk Factors,” the information about us set forth under Item 4. “INFORMATION ON THE COMPANY”, the information related to our financial condition under Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”, and information included in this annual report generally. Any forward-looking statements represent Ceragon’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Selected financial data

[Reserved]

B.          Capitalization and indebtedness

Not applicable.

C.          Reasons for the offer and use of proceeds

Not applicable.

D.          Risk Factors

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

Below are some, but not all, of the main risks factors and challenges that we have been facing and may further face, which could have an adverse effect on our business, results of operations and financial condition (the list below is not exhaustive, and investors should read this “Risk factors” section in full):

•
the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown, on our and our customers’ business, financial condition and results of operations;

•
the impact of delays in the transition to 5G technologies and in the 5G rollout on our revenues if such transition is developed differently than we anticipated, either in terms of technology, use-case, timeline or otherwise;

•
the effect of the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their significant weight compared to the overall ordering by other customers during the same time period, coupled with inconsistent ordering patterns and volume of business directed to us (which may deviate as a result of parameters such as buying decisions, price lists, roll-out strategy, local market conditions and regulatory environment), creates high volatility with respect to our financial results and results of operations, including our revenues, gross margin and cash flow;

•
the effects of volatility in our revenues, margins and working capital needs and the incurrence of substantial losses and negative cash flows that we have experienced in recent years, which if continue, would adversely affect our business and financial condition and in such case we cannot assure that we will be able to maintain improving trends (such as the increase in our booking and backlog during 2021 and 2022) and convert our current backlog into profitability and positive operating cash flows;

•
if we fail to effectively cope with the high volatility in the supply needs of our customers, we may be unable to timely fulfill our customer commitments (for example, delivery issues due to long lead time and availability of components and manufacturing power), and may be obligated to pay expediting fees to our contract manufacturers, penalties to our customers for delays, and may be subject to order cancelation, all of which would adversely affect our business and results of operations for a certain quarter;

•
we may be exposed to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required due to inaccurate forecasts or business changes. In addition, part of our inventory may be written off, which would increase our cost of revenues;

•
we rely on third-party manufacturers, suppliers and service providers; such reliance may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in the case of a single source supplier;

•
the global supply of electronic components, including integrated circuits has experienced a sharp increase in demand in the past several years, coupled with a lack of sufficient production capacity, and effect the lead-time for our components and their prices;

•
the expansion of our service offering to new areas, including managed services, software-based services (SaaS) and solutions for wireless communication networks design, might pose product development, marketing, sales, operation, implementation and support challenges that might result in significant losses and may adversely affect our financial results;

•	risks related to the rapid change in the markets for our products and in related technologies and operational concepts development;

•	risks related to our forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize as we predicted;

•	competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless solutions;

•	the award of Design Wins may not assure or secure the materialization of an actual sale;

•
sensitivity to changes in demand in the wireless communication market domain and market segment at which we have focused our business until recently, and related risks if this segment should experience a decline in demand, while our new offering that is aimed to include, among other things, also WISPs (wireless internet service providers), private networks, software based solutions and disaggregated cell-site routing, will take time to materialize and mature and they may not be accepted by the market and have a significant impact on our results that could compensate for the aforementioned risk;

•	risks relating to the failure to attract or retain qualified and skilled “talents” and personnel and the intense competition for such “talents” and personnel;

•	difficulties in predicting our gross margin as it is exposed to significant fluctuations as a result of potential changes in the various geographical locations where we generate revenues;

•
our engagement in providing installation or rollout projects for our customers, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, delays or failures in acceptance testing procedures, credit risks associated with our customers and their ability to manage the projects to a timely collection from their end customer, and potential significant collection risk from our customers all of which may result in substantial period-to-period fluctuations in our results of operations, cash flow and financial condition;

•	the current effect of the COVID-19 pandemic (“COVID-19”) on the global markets, on the markets in which we operate and on our business and operations;

•
changes in privacy and data protection laws and increased breaches of network or information technology security along with an increase in cyber-attack activities, which is enhanced, among other things, as a result of the application of remote operation mode (associated with COVID-19 and current labor market trends), could have an adverse effect on our business;

•	the impact of complex and evolving regulatory requirements in which we operate, on our business, results of operations and financial condition;

•
risks relating to macro and micro adverse effects on the global and European markets in which we operate due to the invasion of Ukraine by Russia, such as, among others, cancellation or suspension of orders placed by Russian customers or for Russian end-users, disruption of delivery of raw materials, oil and gas, goods, and supplies’ price increases, disruption to deliveries, shipping and transportation, imposition of sanctions, export control restrictions and embargoes, loss of business, cyber-attacks, commodity shortages and other effects that could have an adverse effect on us, our business, suppliers and customers;

•	risks related to fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls;

•	the occurrence of international, political, regulatory or economic events in emerging economies in Latin America, India, Asia Pacific and Africa, where a majority of our sales are made;

•	the effect of business practices in emerging markets on legal and business conduct-related regulatory risks to which we are exposed; and

•
risks relating to attempts for a hostile takeover, or shareholder activism, which may, divert our management’s and Board’s attention and resources from our business and could give rise to perceived uncertainties as to our future direction, could result in the loss of potential business opportunities, limit our ability to raise funds and make it more difficult for us to attract and retain qualified personnel for positions in both management and Board levels.

 These and other risk factors are further described and elaborated herein below. You should carefully read and consider the full description of the risk factors as described below, in addition to the other information contained elsewhere in this annual report:

Risks Relating to Our Business

Our global operation exposes us to the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown.

The global nature of our activity and our global presence and operation in different countries, regulatory, legal and financial regimes, exposes us to a wide spread of customers, suppliers, subcontractors and contractors, and, in turn, to global and local macro and micro developments. Such developments might have direct or indirect impacts on our business and results of operations, which are hard to predict, monitor or assess, causing uncertainties and high volatility with respect to our estimated or expected results of operations, and, could have an adverse effect on our business, results of operations and financial condition. Our business, and our customers’ businesses, are sensitive to macroeconomic conditions. Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, customer confidence, recession or recessionary indicators, supply chain issues, unemployment rates and real wages, are among the most significant factors that impact customer spending behavior. Recent increases in interest rates and weak economic conditions, has reduced, and may continue to reduce, the amount of disposable income customers have, which, in turn, reduces customer spending. This has had, and may continue to have, an adverse effect on our business, financial condition and results of operations.

The recent increase in inflation rates in the markets in which we operate may lead us to experience higher labor costs, energy costs, water costs, transportation costs, wafer costs and other costs associated with raw materials from suppliers. Our suppliers may raise their prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices, even if possible, may not be accepted by our customers. Further, recent increases in interest rates, and any additional increases in interest rates, lead us, and our customers, to experience higher financing costs, which may, in turn, negatively affect our business, financial condition and results of operations.

Delays in the transition to 5G technologies and in the 5G rollout may negatively impact our revenues, financial condition and results of operation.

We consider the wireless market transition from 4G to 5G technologies to be one of our main growth engines in the foreseeable future. Thus, the development roadmap of our products is designed to introduce to the market 5G-based products. Nonetheless, the pace of the transition to 5G technologies and 5G rollout is hard to predict, as it depends on numerous factors which are uncertain and beyond our control including, economic factors, financial conditions of operators and the development of 5G use cases. Further delays in 5G technologies deployment and rollout, could have an adverse effect on our future revenues, profitability and cash flow and cause our results to materially differ from our expectations.

In addition, the expected transition from 4G to 5G technologies could lead to an overall slowdown in procurement and capital investments in 4G infrastructure and equipment by our customers.

A major portion of our business concentrates on a limited number of large mobile operators. The significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect our business, financial condition and results of operations.

A significant portion of our business is concentrated with certain customers. In 2022, approximately 31.3% of our total revenues were attributed to two customers. In 2021, approximately 28.3% of our total revenues were attributed to two customers and in 2020, approximately 19.7% of our total revenues were attributed to one customers. The loss of significant customers or any material reduction in orders from them, in the absence of gaining new significant customers to replace such lost business, has adversely affected, and in the future could adversely affect, various aspects of our results of operations and our financial condition.

In addition, we have difficulty in projecting future revenues from these customers, since (i) our sales are mostly generated from case-by-case purchase orders rather than long-term contracts, our customers are not obligated to purchase from us a fixed amount of products or services over any period of time, and may terminate or reduce their purchases from us at any time without prior notice or penalty; (ii) customers might not be bound by any minimum quota; (iii) the ordering pattern and volume of business directed to us by such customers may fluctuate as a result of numerous parameters, including changing spending policies, changes in prices, rollout strategy and local market conditions and (iv) the delivery schedule to such customers may be changed by them. Any credit crunch, distressed financial situation or insolvency on the part of such customers, may adversely affect our ability to collect the balance due from them and further expend the variation in our revenues and operating results. This risk is heightened in India, in which government actions relating to the rollout of cellular networks affect the demand for our products from customers and increase the difficulty to project future revenues.

Furthermore, since a significant portion of our business is derived from specific countries, our business could be negatively impacted should certain events occur in these countries, such as a slowdown in investments and expansion of communication networks due to the cyclical characteristic of the investment in this industry, as well as changes in local legislation, governmental controls and regulations (including those specifically related to the communication industry) and tariffs and taxes, as well as trade restrictions, a downturn in economic or financial conditions, or an outbreak of natural calamities. Also, an outbreak of hostilities, political or economic instability, as well as any other extraordinary events having an adverse effect on the economy or business environment in these countries, may harm the operations of our customers in these countries, and result in a significant decline of business coming from those countries.

Realization of any of these risks could result in a material reduction in orders and could adversely affect our results of operations, including gross margin and cash flow, and our financial condition. Although some of these risks derive inherently from the concentration of our business, certain risks may be attributed also to the geographical territories in which we operate as detailed under the risk “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

In recent years we experienced volatility in our revenues, margins and working capital needs, incurred substantial losses and generated negative cash flows. If these trends continue, our results of operations and cash flow may be significantly adversely impacted. Although we were able to increase our booking and backlog during 2021 and 2022, we cannot assure you that we will be able to maintain this improving trend and convert such backlog into profitability and positive operating cash flows.

In 2020, we incurred a net loss of $17.1 million, in 2021 we incurred a net loss of $14.8 million and in 2022 we incurred a net loss of $19.7 million. We have also experienced positive cash flow from operations of $17.2 million, in 2020 and negative cash flow from operations of $15.0 million, and $4.9 million in 2021 and 2022, respectively. Our losses resulted from, among other things, decreases in revenues, decreased gross margins, decline in procurement and capital expenses related to 4G products by our customers, slow ramp-up of 5G rollout and new ordering, health and economic implications of the COVID-19 pandemic, the significant expenses, costs and charges associated with the global semiconductors and electric components shortage and increase in price of such components, increase in logistical supply chains’, shipment and delivery costs and an extension of delivery timelines, expediting fees and increased inventory expenditures, all as further detailed in this Annual Report on Form 20-F and in our Annual Reports on Form 20-F for the years 2020 and 2021.

While in 2022 we have taken measures to improve our gross profit, reduce our operating expenses, improve our working capital management and secure 5G design wins and booking, the implementation of such measures is lengthy, may be delayed as a result of the other risks and uncertainties detailed in this Annual Report on Form 20-F and there is no assurance that such measures will be sufficient or successful or that we will not continue to experience a decline in our revenues, incur substantial losses and generate negative cash flows or that such decline, losses and negative cash flow will not intensify. In the event that our revenues decline and that our losses and negative cash flow increase, our results of operations will be significantly adversely impacted. In such a case, we may need to take additional measures such as reduce costs, which may impact our ability to compete in the market and serve our working capital needs as planned. Furthermore, our working capital needs may require additional or alternate cash resources. If we are unable to obtain such resources nor generate an improved cash flow from our operations, our liquidity and ability to fund operations could be impaired.

We experience high volatility in the supply needs of our customers, which from time to time lead to delivery issues due to long lead time and availability of components and manufacturing power. If we fail to effectively cope with such volatility and short-noticed supply demands of our customers, we may be unable to timely fulfill our customer commitments which would adversely affect our business and results of operations for a certain quarter.

The delivery requirements of our customers are unevenly spread throughout the year. We may receive very large orders that were not forecasted, or that were expected with a different timing requirement. In addition, we offer our products to our customers in a wide variety of product variations and configurations, and our inability to forecast the quantities or mix of the delivery demands for our products may result in underestimating our material purchasing needs, as well as production capacity requirements. If we fail to effectively manage our deliveries to the customers in a timely manner, or otherwise fulfill our contractual obligations to them - for example if we are unable to synchronize our supply chain and production process in cases of rapidly increasing production needs - the cost of our material purchasing, manufacturing and logistics may increase and we may also be obligated to pay expediting fees to our contract manufacturers or penalties to our customers for delays, and may be subject to order cancelation, all of which would adversely affect our business, financial results and our relationship with our customers. This risk is heightened with the expansion of our service offering, which allows us to access new customers, whose business practices and supply needs we are not familiar with yet.

Due to inaccurate forecasts or business changes, we may be exposed to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If the actual orders from our customers are lower than projected, or the mix of products ordered changes, or if we decide to change our product line and/or our product support strategy, our contract manufacturers or other suppliers will have excess inventory of raw materials or finished products, which we would typically be required to purchase, thus incurring additional costs and our gross profit and results of operations could be adversely affected. For example, given the significant increase in components lead time (see below under “The global supply of electronic components, including integrated circles, has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices”), and in order to minimize disruption to our business, we increased our forecast horizon to 12-18 months. As a result, our inventory level increased significantly and risk of inventory write-offs due to, among other factors, missing our forecast, has increased. Any such write-off may negatively impact our gross profit, working capital and cash flow.

Further, we require our contract manufacturers and other suppliers from time to time, to purchase more inventory than is immediately required and with respect to our contract manufacturers, to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increased demand, we may need to make advance payments, compensate our contract manufacturers or other suppliers, or even buy the redundant inventory, as needed. We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products. This may cause additional write offs and may have a negative impact on our results of operations and cash flow.

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

We outsource our manufacturing and the majority of our logistics operations and purchase ancillary equipment for our products from contract and other independent manufacturers. Although our policy is to maintain a second source for all of our products’ components, disruption in deliveries or in operations of these and other third-party suppliers or service providers, as a result of, for example, capacity constraints, production disruptions, price increases, regulatory restrictions, force majeure events, decreased availability of raw materials or commodities, as well as quality control problems related to components, may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs. Such risk is intensified when there is a sharp increase in demand for components throughout the electronic industry. For additional information see “The global supply of electronic components has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increased their prices”.

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

The materialization of the risks detailed above could result in delays in deliveries of our products to our customers, which could subject us to penalties payable to our customers or cancellation of orders, increased warranty costs as well as increases in manufacturing and shipment expenses in the case of expedited deliveries, and damage to our reputation. If any of these problems occur, we may be required to seek alternate manufacturers or logistics service providers and we may not be able to secure such alternate manufacturers or logistics service providers that meet our needs and standards in a timely and cost-effective manner. Consequently, such occurrences, extra costs and penalties could significantly reduce our gross margins and profitability. The above-mentioned risks are exacerbated in the case of raw materials or component parts that are purchased from a single-source supplier.

The global supply of electronic components, including integrated circles, has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components, including digital components, chipsets and semiconductors, has experienced a sharp increase in the past several years, with a growing number of industries increasing their demand and consumption. This, together with the effect of COVID-19 and trade embargos, have led to longer lead-time of electronic components, with many cases of a lead time longer than a year. The lack of sufficient production facilities and capacity of the semiconductor foundry industry to meet such demand, which created a shortage in chipsets, electronic equipment and components, has already caused, and may to continue to cause, price increases and extensions of delivery time. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. If we are unable to obtain components in a timely manner to fulfill our customers’ demand, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects. Additionally, the increase in lead time and the shortage in chipsets may result in delays in the delivery of our products and in meeting the timetables for the execution of our projects, which may trigger penalties, cancellation of orders and loss of some of our customers or market share. This has adversely affected, and may continue to adversely affect, our costs (including a significant increase in production costs) and to erode our gross margin. Furthermore, as our new Systems-on-Chip (SoC) commercialization and commencement of mass production is highly dependent on the timely delivery of the chipsets, these delays may also adversely affect the commercialization and mass production timetable, causing a delay in our ability to timely introduce the new SoC-based products to the market and safeguard and maintain our position and market share as leaders in the introduction of advanced 5G solution.

We are expanding our service and software offerings to new areas, including managed services, software-based services (SaaS) and solutions for wireless communication networks design, implementation, operation, monitoring and maintenance, either remotely or on premise, which pose product development, marketing, sales, operation, implementation and support challenges that might result in significant losses and may adversely affect our financial results.

We are expanding the services we offer to new areas including the introduction of managed services and software-based tools and services to support design, implementation, operation, monitoring and maintenance of wireless communication networks, either remotely or on-premise. Although we have deployed similar solutions for our own use for many years, the complexity of such solutions, the lack of customer-experience in such SaaS and similar solutions, us having to operate and support such activities vis-à-vis multiple third parties if demand increases rapidly without us having sufficient time to accommodate accordingly, all increase the risk of not meeting our performance obligations. Furthermore, the selling of software solutions includes inherent risks common for such type of activities, such as, among other things, cybersecurity vulnerability, unexpected integration challenges, debugging, upgrading and increased need for version releases and underpricing. In addition, new products and new versions of existing products or tools, are more prone to bugs, software failure and other problems which may, among other things, adversely affect our ability to ramp up this activity or meet our commitments to our customers, and may cause us to incur additional development, debugging and implementation costs. Moreover, the outcome following such projects’ implementation may not be to the full satisfaction of the customer or aligned with their expectations (whether or not justified), who may in turn, impose penalties against us or exercise any other remedy available to it under agreement or law. Any of these risks, among others, may also cause the NRE (Non-Recurring Engineering) and cost of such projects to be higher than planned.

Our planning, shaping and development of these software-based solutions is based on our experience and understanding of the market needs and challenges, and forecasted evolution of market developments, such as market trends, future use cases, business concepts, technologies and future demand. However, there is no assurance that we have successfully forecasted or will continue to successfully forecast such trends and needs, that the markets will accept our solutions as we anticipate or that our service offering will satisfy future demand. A failure in any of the above, may result in significant losses and may adversely affect our financial results and reputation.

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

The wireless transport equipment industry is characterized by rapid technological developments, changing customer needs that expect increase in product performance and evolving industry standards, as well as increasing pressure to produce more cost-effective products. These rapid technological developments could either render our products obsolete or require us to modify our products, necessitating significant investment, both in time and cost, in new technologies, products and solutions. Our success depends, among other things, on our ability to maintain an agile infrastructure that is capable of adapting to such changes in a timely manner, developing and marketing new products or enhancing our existing products in a timely manner in order to keep pace with developments in technology, customer requirements and competitive solutions offered by third parties, but we cannot assure you that any such development or production ramp-up will be completed in a timely or cost-effective manner, or how the market will receive or adopt our products compared to our competitors’ products.

We are continuously seeking to develop new products and enhance our existing products. In 2020 we released our IP-50 products’ family, which joined our line of point-to-point wireless transport products, designed to deliver premium wireless transport capabilities. The IP-50 products deliver solutions to various use cases, including 5G scenarios. In addition, we have achieved leadership in technology by innovating through design of state-of-the-art Systems-on-Chip (SoC), which we plan to integrate in the future in the products we provide. While we expect to productize our 5G SoC at the beginning of 2024, we cannot provide assurance that the final post silicon validation tests will pass successfully, which may further delay the productization process and may require additional significant investments. In addition, while we are seeing some relief, if the overloads and continuous delays in deliveries in the semiconductor market continue, this can cause delays in the mass production and productization of our SoC, and therefore, we cannot assure you that we will be able to successfully commercialize such sophisticated and technology-rich SoC by the time we expected. Also, delays in the production of our SoC may delay the launch of new products and consequently we may lose our competitive advantage. Moreover, we cannot provide any assurance that our new products will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes. We also record perpetual usage rights of technologies of third parties, as well as part of our R&D investments, as assets on our balance sheet.

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

We have based the future planning of our corporate, business, marketing and product strategies on the forecasted evolution of the market developments, such as market trends, future use cases, business concepts, technologies and future demand, and accordingly shape the development of our networks’ architecture design, technological and operational solutions and service offering, so as to adapt to such estimated needs and changes. As an example, part of our solutions are focused on Open RAN and on disaggregated architecture model. We cannot assure you that the concept of our future planning and service offering (for example, Open RAN and disaggregation) will be accepted, or that we have successfully forecasted or will continue to successfully forecast such trends, that the markets will shape as we anticipated or that our service offering will indeed satisfy the future demand. A failure in any of the above, may result in significant losses and a decline in the demand for our products, and may adversely affect our financial results and reputation.

We face intense competition from other wireless transport equipment providers and from other communication solutions that compete with our point-to-point wireless products. If we fail to compete effectively, we may experience a decline in the demand for our products and our business, financial condition and results of operations could be materially adversely affected.

The market for wireless transport equipment is rapidly evolving, highly competitive and subject to rapid changes.

Our main competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Corporation and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless transport solution within their portfolio. These generalists may also compete with us on “best-of-breed” projects, in which operators invest resources and efforts to select the best wireless transport solution. In addition to these primary competitors, a number of smaller wireless transport specialists, mainly including Aviat Networks Inc. (“Aviat”) and SIAE Microelectronica S.P.A., offer, or are developing, competing products.

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

To our knowledge, many of these generalists also have well-established relationships with our current and potential customers and may have extensive knowledge of our target markets, which may give them additional competitive advantages. In addition, to our knowledge, these generalists focus more on selling services and bundling the entire network as a full-package service offering, and therefore some of our customers, which seek “best-of-breed” solutions like ours, may prefer to purchase “bundled” solutions from the generalists. Moreover, as these generalists are usually financially stronger than us, they may be able to offer customers more attractive pricing and payment terms, as well as customer credit programs, which may increase the appeal of their products in comparison to ours.

In addition, our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than point-to-point wireless technologies. Moreover, as more and more data demands are imposed on existing network frameworks coupled with growing demand for additional bandwidth as a result of massive use of remote services and work from home modes of operation accelerated by the COVID-19 pandemic, and due to consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive. Some of the principal disadvantages of point-to-point wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas and limitations in site acquisition for multiple links, or the perception that fiber-optic solutions are more “environmentally-friendly” predominantly in populated areas, favoring other technologies.

To the extent that these competing communications solutions reduce demand for our point-to-point wireless transmission products, there may be a material adverse effect on our business and results of operations.

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

As part of the marketing and sales of our products, predominantly such that had been recently released and introduced to the market or to the specific customer, including new 5G technologies, our products and solutions undergo an evaluation stage and design into the customer’s systems or networks. The award of a Design Win does not necessarily mean that such customer shall eventually buy our products or that only our solution has been chosen for the design. Any such design and evaluation phase is subject to the risk of failure to meet the customer’s technological and operational requirements, specifications, delivery date or certain other parameters at any time before the design is frozen. Thus, being awarded a Design Win does not assure nor secure the materialization of actual sale and should not be relied upon by you as such.

Until recently, we sold products and services in one single market domain - the wireless communication market, and were focused on the “best-of-breed” market segment of the wireless transport market, which we believed to have the most profit potential. We are currently expanding our service offering, and until such new service offering will ramp-up, we continue selling mostly in a single market domain, which may result in sensitivity to the changes in demand for this market segment. If this segment should experience a decline in demand which is not replaced by our new offering, we will likely experience a negative effect on our business, financial condition and results of operations.

Until recently, we mainly attributed our leadership position in our target market to the focus on the “best-of-breed” market segment of the wireless transport market. Investment cycles in this market depend on technology cycles of mobile networks services (e.g., 4G to 5G technologies) and the network requirements for wireless transport of each technology. Hence, if this segment of the market or the service providers enter into a negative cycle, or our market share in the market shrinks, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such case, we may need to take cost reduction and other measures, which may adversely impact our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we used to develop and sell products mainly to one market domain of the wireless communication market, characterized as point-to-point licensed wireless connectivity - often referred to as “backhaul”, “midhaul”, “fronthaul” or simply wireless “transport” - into this “best-of-breed” market segment. As a result, we were, and still are, more likely to be adversely affected by a reduction in demand for point-to-point wireless transport products in comparison to companies that also sell multiple and diversified product lines and solutions in different market domains. If technologies or market conditions change, resulting in a decreased demand for our specific technology, and our new offering will not be mature or material enough to compensate for it, it could have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

Although we have revisited and updated our strategy to include, among other things, focus on WISPs (wireless internet service providers), private networks and critical infrastructure market segments, as well as focus on offering of software based solutions, managed services and disaggregated cell-site routing, it will take time for our new offering and our focused market segments to materialize and mature and they may not be accepted by the market and have a significant impact on our results in a way that would mitigate and compensate for the aforementioned risks, and as such activities bear their own inherent risks, we currently might not be able to secure an alternative in order to avoid the implications of the realization of the risks detailed above.

If we fail to attract or retain qualified and skilled “talents” and personnel, our business, operations and product development efforts may be materially adversely affected.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these professional areas while also taking into consideration varying geographical needs and cultures. We compete with other companies for personnel in all of these areas, both in terms of profession and geography, and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly trained personnel we require globally is competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. We experience immense competition, mostly in Israel, on talent, predominantly among R&D and technological personnel, or employees having experience or expertise in high-tech and traded companies, which was reflected, among other things, in an increase in salaries and retention challenges.

In the last two years, in addition to the shortage in skilled engineers and other computers science and technology professionals versus high market demand and competitive environment predominantly in Israel, where our laboratories are located, we have also experienced fierce competition driven from the effect of major fund raising and initial public offerings activities in the Israeli capital markets that had created sudden and high demand for professional manpower having skills, experience and expertise in the management and performance of professional functions at all levels within publicly traded companies, coupled with the means to place challenging highly competitive offers.

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

Despite recent signs for a slight slowdown in competition for skilled and qualified personnel, if we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer.

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

Our revenue and operating results are hard to predict and may vary significantly from quarter to quarter and from our expectations for any specific period.

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

We are engaged in providing installation or rollout projects for our customers, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us, delays or failures in acceptance testing procedures and other items beyond our control, all of which could have a material adverse effect on our results of operations or financial condition.

Our offering includes long term projects such as the networks rollout, managed services, and related projects. Some of those projects are characterized by providing customers’ credit and availing long payment terms, which exposes us to the risks of default, insolvency, or other adverse effect on the customer’s ability to pay us. Although we hedge or insure some of those risks, the entire exposure cannot be covered. This may result in significant losses and may adversely affect our financial results.

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

These rollout projects often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer, as significant amounts are to be paid by our customers over time, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us. In cases where we do not serve as prime contractors as aforesaid, and the full project is handled by others, even if we have delivered to our commitments, there is a risk that we will not be able to receive payments in a timely fashion due to failure or default on part of the prime contractor or other issues which are not related to the performance of our portion of the project, causing payment delays by the end customers. Therefore, rollout projects could cause us to experience significant collection issues and as a result substantial period-to-period fluctuations in our results of operations, cash flow and financial condition.

Once a purchase order has been executed, the timing and amount of revenue may remain difficult to predict. The completion of the installation and testing of the customer’s networks and the completion of all other suppliers’ network elements are subject to the customer’s timing and efforts, and other factors outside our control, such as site readiness for installation or availability of power and access to sites, which may prevent us from making predictions of revenue with any certainty. Throughout the COVID-19 pandemic, for example, we have experienced difficulties in completion and testing of sites or in obtaining acceptance certificates due to travel limitations, lockouts restrictions and other disruption of our and our suppliers’ activities or of our customers’ operations, which impair our ability to recognize revenue.

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

Our service offering includes full design and implementation of wireless communication networks, while also using technologies of third-party vendors. The complexity of such projects and the reliance on third parties’ performance is increasing the risk of not meeting our performance obligations. As a result, the completion of such projects may be delayed, or the outcome may not be to the full satisfaction of the customer, who may in turn, impose penalties or exercise any other remedy available to customers in the service contract. In addition, the cost of such projects may be higher than planned. This may result in significant losses and may adversely affect our financial results.

The duration and the severity of the global outbreak of COVID-19 has impacted the global economy and us. Any future outbreak of additional waves of COVID-19, or another pandemic in similar magnitude, could adversely affect our business, financial condition and results of operations.

In recent years, the COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. As our global operations require physical presence in many stages of our business activities, we were particularly vulnerable to the consequences of such measures, and we may be vulnerable to any restrictions that may be further imposed, in case of a renewed outbreak of COVID-19, or any other pandemic with similar effects.

The degree to which a renewed outbreak of COVID-19 (or another pandemic with similar effects) will impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, other actions taken by governments, businesses, and individuals in response to the virus and resulting economic disruption, and how quickly and to what extent normal economic and operating conditions can resume. We are unable to predict the extent of the impact of such renewed or new outbreak of pandemic on our customers, suppliers, vendors, and other partners, and their financial conditions, but a material effect on these parties could also materially adversely affect us.

The impact of any renewed outbreak of COVID-19 or similar pandemic can also exacerbate other risks discussed herein, which could in turn have a material adverse effect on us. Developments related to such outbreaks have been unpredictable, and additional impacts and risks may arise that we are not aware of, or unable to respond to appropriately.

Increased breaches of network or information technology security along with changes in privacy and data protection laws could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations, expose us to ransom demands or sensitive data leaks. We might be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to our competitors. We may expend significant resources or modify our products to try to protect against security incidents.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers.  Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Moreover, due to current labor market trends, a significant number of our employees or employees of our vendors, suppliers and service providers, have moved to work from their homes and remotely access our or such vendors’, suppliers’ or service providers’ IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. We have seen a significant increase of cyberattacks on enterprises and individuals in recent years and we assume that we shall further be exposed to such threats going forward. In addition, our and our vendors’, suppliers’ and service providers’ IT systems are increasingly being moved to cloud-based platforms such as IaaS (Infrastructure as a Service) and SaaS (Software as a Service) IT solutions. These cloud-based arena poses risks of attack on and from the end-point user stations, connection channels and gateways as well as the IaaS and SaaS infrastructures of our service providers. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business.

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

Our business and operations are subject to regulatory requirements in Israel and may be subject to additional regulatory requirements in other jurisdictions where we operate or where our subsidiaries’ offices are located, including, among other things, with respect to government contracts, global trade compliance, export controls, trade sanctions, labor, tax, anti-bribery, anti-corruption, and data privacy and protection. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. Moreover, the cross-border nature of our business operations may trigger not only a responsibility to comply with Israeli trade compliance and export control legislation but also a responsibility to comply with certain applicable foreign trade and export control regulations. Certain of such requirements may also vary from the jurisdiction in which we operate to jurisdictions in which our suppliers, customers or resellers are operating. If we or our suppliers fail to obtain any required export licenses, or where existing licenses are revoked or become subject to export restrictions, our ability to manufacture, market and sell our products and services could be adversely affected, all of which could have a material adverse effect on our results of operations or financial condition.

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

As part of our business is located throughout Europe, we are exposed to the negative impacts of the invasion of Ukraine by Russia on the global economy and specifically the European markets in which we operate and on our operations.

The invasion of Ukraine by Russia is likely to have numerous adverse effects on the global and European markets in which we operate. Sanctions and export controls imposed by the U.S. U.K. and E.U. countries significantly limit trade with Russian entities and individuals, requiring us to apply for export licenses and approval for orders placed by Russian customers or that are to be delivered to Russian end-users. We have been recently denied certain license application we submitted to the U.S. Department of Commerce, Bureau of Industry Security, and there is no assurance that such licenses and permissions shall be awarded in the future. Due to the pace of changes, the complexity and the immediate effect of the new sanctions and export controls, they pose a risk of failure to timely respond, adjust, implement or comply therewith. These new regulatory measures may also lead to the cancellation or suspension of orders in the short term as well as a more long-term loss of market share to competitors who are unaffected or do not seek to comply with the new Russia-related trade limitation. Furthermore, as Russia is a global source of raw materials, oil and gas and additional goods and commodities, the ongoing war and hostility also disrupts the supply of these resources (in addition to the imposition of sanctions and embargoes), causes price increases, shortage, disruption to deliveries, shipping and transportation. These disruptions are reflected both in price increases and shortages impacting our contract manufacturers and suppliers, and adversely affect our production and supply chain costs and timelines. Furthermore, there is an increased risk of cyber-attacks and deliberate disruption to the routine activities in general and communication channels in particular. The above-described risks are continuously changing and developing at an unprecedented rate as the war continues. Those and other risks could have an adverse effect on us, our business, suppliers and customers.

Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls.

We are a global company that operates in a multi-currency environment. Although we derive a significant portion of our revenues in U.S. dollars, a portion of our revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations. We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America, Asia Pacific and in Africa or significant costs in converting local currencies to U.S. dollars. See also the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

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

We used and may use in the future derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts in various currencies and also to hedge our forecasted NIS denominated cash flows. Each type of derivative instrument may have different effect on our financial statements as explained in notes 2.o to our Consolidated Financial Statements. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2022, we incurred losses in the amount of $3.5 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

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

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2022 and 2021, sales in these regions accounted for approximately 63% and 68% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

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

We are exposed to changing network models that affect operator spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include: (i) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; (ii) densification and optimization of the 4G networks to provide faster speeds; (iii) introduction of 5G services as well as expansion and densification of the 5G networks; and (iv) 2G and/or 3G networks shutdown, which is expected to take place within the next several years and designed to free spectrum for the delivery of 5G services.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria established in “Internal Control - Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022 in providing reasonable assurance regarding the reliability of the Company’s financial reporting.

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

We have a committed credit facility available for our use from a syndicate of several banks. Our credit agreement contains financial and other covenants. Any failure to comply with the covenants, including due to poor financial performance, may constitute a default under the credit facility, which may have a material adverse effect on our financial condition. In addition, the payment may be accelerated, and the credit facility may be cancelled upon an event, in which a current or future shareholder acquires control (as defined under the Israeli Securities Law) of us. For more information, please refer to Item 5: “OPERATING AND FINANCIAL REVIEW AND PROSPECTS; B. Liquidity and Capital Resources.”

In addition, the credit facility is provided by the syndication with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us. If one or more of the banks providing the committed credit facility were to default on its obligation to fund its commitment, the portion of the committed facility provided by such defaulting bank would not be available to us.

 In the event that the credit facility is terminated in accordance with its terms, including due to breach of covenants by us, or if it is not renewed and we are not be able to secure alternative financing, we could experience a distressed cash flow challenges that could harm our business operations and prospects, results of operations, cash flow and financial position.

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

We occasionally use Open Source codes during our development process and in our software products. An unintentional breach of Open Source licenses might compel us to publish certain confidential and proprietary codes, incur damages, and result with intellectual property infringement claims that could be expensive and could disrupt our business.

We occasionally use open source software component under open source licenses. As certain open source copyright licenses may be categorized as “copyleft licenses” that place certain requirements and restrictions on users, we maintain a process to assure the use of permissive licenses that guarantee the freedom to use, modify and redistribute, and creating proprietary derivative works, in order to avoid any limitations on our IPs and exposure of confidential proprietary software. Nonetheless, if we shall not correctly monitor and manage those licenses, fail to maintain their terms (for example, to provide adequate copyright notices, or avoid modifications) or otherwise fail in identifying limited open source codes, we might be subject to third party copyright and to reciprocity obligation requiring us to make our code open for use by others as well. Such claims may harm our development efforts and competitive advantage and expose us to copyright infringement claims that could be expensive and could disrupt our business.

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

•
there will be increased expenses associated with the transaction, and we may need to use a substantial portion of our cash resources or incur debt in order to cover such expenses; expenses which the combined merged companies may not be sufficient to offset;

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

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2023. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

For more information, please see Item 10. ADDITIONAL INFORMATION – Taxation - “U.S. Federal Income Tax Considerations” – “Tax Consequences if We Are a Passive Foreign Investment Company.”

The price and trading volume of our ordinary shares are subject to volatility. Such volatility could limit investors’ ability to sell our shares at a profit, could limit our ability to successfully raise funds and may expose us to class actions against the Company and its senior executives.

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2022, the price of our ordinary shares has ranged from a high of $6.90 per share to a low of $1.53 per share. On December 31, 2022 and 2021, the closing prices of our ordinary shares were $1.91 per share and $2.58 per share, respectively. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

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

•
global and local macroeconomic developments, components shortage, effects of the Russia-Ukraine war and other global occurrences, such as a renewed outbreak of COVID-19 or another pandemic with similar effect.

Many of these factors are beyond our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

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

In addition, the volatility of the market price of our share, especially when market price is perceived to be very low, may stimulate hostile activities against us such as capital markets’ “activists” trying to influence our operations and hostile takeover attempts by competitors (or other potential stakeholders), as we have recently experienced (see below under “Attempts for a Hostile Takeover, or Shareholder Activism, may negatively affect our business”). This may cause a significant distraction of management attention in executing against our plans and adversely impact our business and financial results.

 Moreover, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by changes in the Middle East, including political and economic changes, and particularly in Israel. As a result, these companies may experience volatility in their share prices and/or difficulties in raising additional funds required to effectively operate and grow their businesses. Thus, market and industry-wide fluctuations and political, economic and military conditions in the Middle East and Israel, may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance. For further details see below under “Conditions in the Middle East and in Israel may adversely affect our operations”.

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from our business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, which was filed with the District Court of Tel-Aviv, was based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs. Interim proceedings were held with respect to the application of the US Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, following a judgment issued by the Israeli Supreme Court stating that Israeli companies whose shares are dually traded in Israel and in certain foreign stock exchange, will be subject to the listing rules in the foreign jurisdiction. To date, after a rehearing proceedings it was ruled that U.S. law will apply also in our case, which was returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court further held that the Company’s claims based upon the statute of limitations should also be adjudicated under U.S. law. On March 20, 2022, following the court’s decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of US law, estimated at $52,099,000. For more information see below in Item 8. “FINANCIAL INFORMATION – Legal Proceedings”.

If we sell ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price paid for our ordinary shares by our shareholders. We have a shelf registration statement on Form F-3 on file with the SEC which allows us to offer and sell, from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities with an aggregate offering price of up to U.S.$150 million (the “Shelf Registration Statement”). The price per share at which we will sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions, including under the Shelf Registration Statement, may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders would experience additional dilution and, as a result, our share price may decline.

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

Attempts for a hostile takeover, or shareholder activism, may negatively affect our business.

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists could propose to involve themselves in the governance, strategic direction and operations of a company. While shareholders’ activism might be, in certain cases, an efficient course of action taken by financial investors in order to enhance market efficiency and financial performance, other shareholders might have hostile intentions towards the company and may provoke actions which are intended to damage its business and reputation.

In the summer of 2022, our competitor Aviat launched a hostile takeover attempt against us, after purchasing more than 5% of our outstanding shares. In June 2022, immediately after becoming a 5% shareholder, Aviat sent us a letter (the “Letter”), demanding that we convene an extraordinary general meeting of shareholders for the purpose of presenting and voting on the following proposals made by Aviat: (i) to remove from office three of our directors at the time: Ms. Yael Langer, Mr. Ira Palti and Mr. David Ripstein, and to also remove from office any and all new directors appointed to the Board following the conclusion of our 2021 Annual General Meeting of Shareholders; and (ii) to appoint five of Aviat’s director nominees to our Board (the “Proposals”). The purpose of the Proposals was for Aviat to gain control of our Board, and to be able to execute a business combination between the two companies, under terms which we considered as undervaluing the Company and to the detriment of our shareholders. As in accordance with the Companies Law, a 5% shareholder is entitled to demand the convening of such meeting, on August 23, 2022, we held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”), in which the Proposals were rejected by our shareholders. Shareholder activism in general, and hostile takeover attempts in particular, including proxy contests, divert our management’s and Board’s attention and resources from our business, could give rise to perceived uncertainties as to our future direction, could result in the loss of potential business opportunities, limit our ability to raise funds and make it more difficult for us to attract and retain qualified personnel for positions in both management and Board levels. In addition, if nominees advanced by activist shareholders are elected or appointed to our Board with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets. Also, we may be required to incur significant expenses, including legal fees, related to hostile takeover, or shareholder activism matters. For example, total expenses associated with the Aviat hostile takeover attempt amounted to $4.2 million for the year ended December 31, 2022. Further, our share price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties associated with any shareholder activism in general, and hostile takeover attempts in particular.

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

Israel is engaged, from time to time, in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip). These conflicts have involved missile strikes against civilian targets in the south and center parts of Israel, most recently in August 2022.

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

Furthermore, the continued conflict with the Palestinians is disrupting some of Israel’s trading activities. Certain Muslim countries, as well as certain companies and organizations around the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relations with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations and adversely affect the Company’s share price.

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

Another risk for political, social and economic instability in Israel is associated with the extensive changes pursued in early 2023 by the current Israeli government with respect to Israel’s judicial system. In response to such developments, individuals, organizations and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel.

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

In addition, we are permitted to follow certain home country corporate governance practices and laws in lieu of certain Nasdaq Rules applicable to U.S. domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices rather than the Nasdaq Rules that would otherwise apply to a U.S. domestic issuer, may provide less protection to investors. For the list of the specific exemptions that we have chosen to adopt, please see Item 16G. “CORPORATE GOVERNANCE”.

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

Israeli corporate law regulates mergers and acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), which may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. Further, Israeli tax considerations may make potential transactions undesirable to us, or to some of our shareholders, if the country of residence of such shareholder does not have a tax treaty with Israel (thus not granting relief from payment of Israeli taxes). With respect to mergers, Israeli tax law provides tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction, during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Exhibit 2.1 Item 10.B. – “Mergers and Acquisitions under Israeli Law”.

In addition, in accordance with the Israeli Economic Competition Law, 1988 (the “Economic Competition Law”), and the R&D Law, to which we are subject due to our receipt of grants from the IIA, a change in control in the Company (such as a merger or similar transaction) may be subject to certain regulatory approvals in certain circumstances. For more information regarding such required approvals please see Item 4. “INFORMATION ON THE COMPANY - B. Business Overview - The Israel Innovation Authority”.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. We changed our name to Ceragon Networks Ltd. on September 6, 2000. We operate under the Companies Law, our registered office is located at 3 Uri Ariav St., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002, and our telephone number is +972-3-543-1000. The U.S. Securities and Exchange Commission (SEC) maintains a public internet site that contains Ceragon’s filings with the SEC and reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). Our web address is www.ceragon.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is Ceragon Networks, Inc., our wholly owned U.S. subsidiary and North American headquarters, located at 851 International Parkway, Suite 1340, Richardson, Tx 75081.

For information concerning the Company’s principal capital expenditures currently in progress, refer to Item 5.B. “Liquidity and Capital Resources”.

For information concerning the Aviat’s hostile takeover attempt refer to Item 3.C. “KEY INFORMATION Risk factors - Risks Relating to Our Ordinary Shares - attempts for a hostile takeover, or shareholder activism, may negatively affect our business”.

B.          Business Overview

We are the leading wireless transport specialist company in terms of unit shipments and global distribution of our business, providing innovative high-capacity wireless connectivity solutions to global markets across various industries, mainly wireless (mobile) networks service providers.

Wireless transport is a means for connecting mobile network sites (e.g. cellular base stations in various architectures) to the rest of the network. It carries information to and from the cellular base stations. It is used as high-speed connectivity to telecom sites, typically when fiber optics wireline connectivity is not available and for its backup, or where and when rapid deployment is required. According to recent market research, about 45% of global telecom sites are connected to the rest of the network via wireless transport.

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

In preparation for the transition from 4G to 5G technologies, we have begun planning the roll-out of new 5G-supporting products. In 2019, we introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses. Currently, we are investing in a new chipset which incorporates multi-cores in a chipset to be incorporated in products expected to be introduced in 2024.

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

Wireless transport offers network operators a cost-efficient alternative to wire-line connectivity between network nodes at different sites, mainly fiber optics. Support for high broadband speeds and very large numbers of devices, means that all value-added services can be supported, while the high reliability of wireless systems provide for lower maintenance costs. Because they require no trenching, wireless transport links can also be set up much faster and at a fraction of the cost of fiber solutions. On the customer’s side, this translates into an increase in operational efficiency and faster time-to-market, as well as a shorter timetable to achieving new revenue streams.

 We provide wireless transport solutions and services that enable cellular operators, other service providers and private networks to build new networks and evolve networks towards 4G and 5G services. The services provided over these networks are: voice, mobile and fixed broadband, multimedia, Industrial/Machine-to-Machine (M2M), Internet of Things (IoT) connectivity, public safety and other mission critical services. We also provide our solutions for wireless transport to other vertical markets such as Internet service providers, public safety, utilities, oil and gas offshore drilling platforms, as well as maritime communications. Our wireless transport solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network. We are also a member of industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI), Telecom Infra Project (TIP) and others.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, wireless transport network audit and optimization, and training. To enable delivery of turn-key solutions to our customers, in addition to providing roll-out services, we have partnered with other third-party providers of technologies complementary to our own. Our offering includes technologies such as: Unlicensed Point-to-Point, Private Long-Term Evolution (LTE), Licensed/unlicensed Point-to-Multipoint, Internet Protocol/Multi-Protocol label Switching (IP/MPLS) SW and/or white boxes and others. This allows us to better cover our customers’ end-to-end needs and increases the level of stickiness with these customers. Our services include powerful project management tools such as our “InSide Software” tool that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a fast time-to-revenue. Our experienced teams can deploy hundreds of wireless transport links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

Designed for any network scenario, including risk-free flexible migration from current and legacy network technologies and architectures to evolving standards and network transport scenarios, our solutions provide ultra-high-speed connectivity at any distance, be it a few kilometers or tens of kilometers, and even longer, over any available spectrum (or combinations of available spectrum bands) and in any site and network architecture. Our solutions support all wireless access technologies, including 5G-NR NSA, 5G-NR SALTE, HSPA, EV-DO, CDMA, W-CDMA, WIFI and GSM as well as Tetra, P.25 and LMR for critical communications. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their networks from a monolithic base-station architecture to an open radio access network (RAN) architecture, utilizing vertical and horizontal disaggregation, allowing them extra flexibility, scalability and efficiency, thereby meeting the increasing demand of a growing number of connections of any type for consumers and enterprises with growing needs for mobile and other multimedia services, and a growing number of machines or IoT devices such as street surveillance devices or meters.

We also provide our solutions to other non-carrier vertical markets (private networks) such as oil and gas companies, public safety organizations, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 600 service providers of all sizes, as well as in more than 1,600 private networks, in more than approximately 130 countries.

Wireless Transport; Short-haul, Long-haul and Small Cells Transport

Today’s cellular networks are predominantly based on 4G technologies. These networks constantly undergo expansion of coverage, densification with additional sites to cater to higher demands for speeds and to make more services available per given area. However, more than 200 service providers in all 5 continents have now launched 5G services. These investments in 5G radio network infrastructure, and consequently, associated wireless transport, are expected to gradually increase during the next several years. In order to allocate spectrum resources for 4G and 5G, some operators are shutting down their 2G and/or 3G network (a “network sunset”) in order to re-allocate radio access network frequency bands to 4.5 and 5G services. These market dynamics of network expansion and densification have resulted in higher demand for wireless transport capacity, at increased density, accommodating sophisticated services over the network at far higher volume than available up to recent years. Such services include the many 5G use cases, which among others include enhanced mobile broadband, mission critical services, IoT & Industrial IoT (Industry 4.0, or “IIoT”), Gigabit broadband to homes, multi Gigabits services to enterprises and more.

The wireless transport market of service providers is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless transport solution that will meet their wireless transport needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as “best-of-breed”. The other market segment is characterized by operators that do not select the wireless transport solution, since this decision is made by a network’s solution provider retained by the operator. This network solution provider delivers a full end-to-end solution and the equipment required to operate the entire network, including the wireless transport equipment. Operators in this segment of the market rely on the network solution providers to choose wireless transport as part of the full end-to-end solution while often compromising on performance and optimization of the network and other resources, as see it as a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as “bundled-deals”. Ceragon will also sometimes offer end-to-end solutions to private Networks, where usually there is no mobile network, utilizing its ecosystem of 3rd party vendors.

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

•
Long-haul solutions, which typically provide a capacity of up to 20 Gbps, are used in the “highways” of the telecommunication backbone network. These links are typically used to carry services at distances of 10 to 50 miles, and, using the right planning, configuration and equipment, can also bridge distances of 100 miles and more. Long-haul solutions are also used in a range of non-carrier “vertical” applications such as broadcast, state and local government, public safety, utilities and offshore communication for oil and gas platforms.

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

Ceragon is currently investing in a new chipset which incorporates multi-cores in a chipset, expected to be available at the beginning of 2024, offering industry-leading performance and capacity.

Industry Background

The market demand for wireless transport is being generated primarily by cellular operators, wireless broadband service providers, businesses and public institutions that operate private networks. This market is fueled by the explosion in mobile data usage in developing and developed countries.

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

Rapid subscriber and connections growth and the proliferation of advanced end devices, driven mainly by video content, have significantly increased the amount of traffic that must be carried over a cellular operator’s transport infrastructure. The proliferation of industrial, security and metering devices through IoT technologies, and implementation of new 5G network architectures is also increasing the total capacity and coverage that is needed to be transported throughout networks and put additional strain on network capacity, requiring even higher capacity wireless backhaul and fronthaul connectivity.

With the growth in adoption of 4G and the accelerated pace of adoption of 5G, which require even higher network speeds and wireless transport capacity, in particular, cellular operators are seeking strategies, using new technologies, which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, which are key for network slicing.

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

Cellular Operators

In order to address the strain on backhaul and fronthaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital and labor-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul and fronthaul capacity. Supporting typical data rates of 2 Gbps (backhaul) and 20Gbps (fronthaul) over a single radio unit, wireless transport solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul and fronthaul costs.

The surge in mobile data usage, fueled by anticipation and adoption of advanced releases of 4G and 5G services, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless transport network in various microwave and millimeter-wave spectral bands. As operators intensify 4G services availability and transition to 5G services, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in their transport network while maintaining support for their primary legacy services. The progression that is expected in 5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role the wireless backhaul and fronthaul may take in their network, as reaching the small cells with more fiber is expected to become a significant challenge, both physically and economically.

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity transport is essential for ensuring continuous delivery of rich media service across their high-speed data networks. If the transport network and its components do not satisfy the wireless broadband service providers’ need for cost-effectiveness, resilience, scalability or ability to supply enough capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these transport systems, many broadband service providers opt for wireless point-to-point microwave solutions. This is due to a number of advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

Private Networks and Other Service Providers

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, oil and gas industry, broadcasters, state and local governments, public safety agencies, maritime customers, defense contractors and more. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including wireless transport equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective transport solution that can be easily installed and scaled to their bandwidth requirements. Approximately 20% of our business is associated with private network.

Wireless vs. Fiber Transport

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In other scenarios, high-capacity wireless connectivity using microwave and millimeter-wave technologies (wireless transport), is significantly more cost efficient. Wireless transport is taking a significant role in 4G network densification and is expected to take an even more significant role in the 5G rollout as a result of ease, cost and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in a foreseeable future.

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

 Licensed vs. License-exempt Wireless Transport

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

Industry Trends and Developments

•
The widespread surge in network traffic in 2020 to 2022 emerging from the COVID-19 pandemic has significantly affected the way business and individuals access information for work and leisure. National lock-ins for large parts of the population and labor market trends brought many businesses to exercise company-wide work-from-home activities with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is an increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas. As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers experienced amidst the pandemic will remain and may even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high volume communication transactions.

•
5G enables operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoTand mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures require higher capacity, lower latency networks and in particular higher transport capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless transport solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

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

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers independent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations. Different domains in the network are being opened these days, such as the Radio Access Network - OpenRAN, the Routing in the cell-sites – DCSG (Disaggregated Cell Site Router), and the Disaggregated Wireless Transport.

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

•
A growing market for non-mobile transport applications which includes: offshore communications for the oil and gas industry, as well as the shipping industry, which require a unique set of solutions for use on moving rigs and vessels; broadcast networks that require robust, highly reliable communication for the distribution of live video content either as a cost efficient alternative to fiber, or as a backup for fiber installations; and Smart Grid networks for utilities, as well as local and national governments that seek greater energy efficiency, reliability and scale.

•
A growing demand for high capacity, IP-based long-haul solutions in emerging markets where telecom and broadband infrastructure, such as fiber, is lacking. This demand is driven by the need of service providers to connect more communities in order to bridge the digital divide, using 4G and eventually 5G services.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America, but is getting close to saturation.

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

•
Enhance service portfolio, quality of experience and reach. Our multicore™ technology allows our customers to introduce new services (e.g. 5G use cases), to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers and to extend their network and services reach in order to address new markets. Our All-outdoor offering enables quicker installation and deployment, hence improving time-to-market of our customers’ services to their subscribers.

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

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless transport solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving cost down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration and cost structure and control over the timing of introducing certain capabilities, which is not available to vendors relying on off-the-shelf chipsets. This, in turn, enables us to yield systems that have superior performance when compared with systems which use off-the-shelf chipsets component available from the other single source, due to our ability to closely integrate and fine-tune the performance of all the radio components. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus, we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets, and at the same time promote a more “green” environment by reducing energy consumption and environmental pollution caused thereby.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators and private networks to profitably evolve networks by using complementary transport alternatives. In some cases, we have entered into a strategic alliance with a multinational technology company that nevertheless, choose our technology for its future products, acknowledging that we propose the “best-of-breed” cutting edge technology.

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

IP-20 All-outdoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20C	6-42GHz, dual-carrier	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20C-HP	4-11GHz, dual-carrier	Longhaul	Carrier Ethernet
IP-20S	6-42GHz	Shorthaul, enterprise	Carrier Ethernet
IP-20E	71-86GHz	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20V	57-66GHz	Shorthaul, small cells, enterprise	Carrier Ethernet

IP-20 Split-mount / all-indoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20N / IP-20A	4-86GHz	Shorthaul, Long-haul	Carrier Ethernet, TDM
IP-20F	4-86GHz	Shorthaul	Carrier Ethernet, TDM
IP-20G	6-42GHz	Shorthaul	Carrier Ethernet, TDM

IP-50 disaggregated solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-50E	71-86GHz	Shorthaul, Fronthaul, Enterprise access	CE
IP-50C	6-42GHz, dual-carrier	Shorthaul	CE
IP-50FX	6-86GHz	Shorthaul, Long-haul, Routing	IP/MPLS, CE

As wireless transport capacity needs grow, the wireless transport network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal foot print with the IP-50C product. Ceragon’s multicore™ technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore™ radio units can be used with IP-20N/ IP-20A, IP-20F or IP-50FX products, such as RFU-D and the RFU-D-HP, or IP-50C and IP-50E in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX). As part of the IP-50FX Disaggregated Cell Site Gateway (DCSG), we introduced a Radio Aware Open Networking (RAON) Software, designed to increase operational efficiency, simplify radio monitoring and management, and expect in the future to release a reduced energy consumption.

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

SDN (Software Defined Network) solution

As the mobile industry progresses towards the 5G era, SDN is becoming more important for operators. SDN concepts and protocols will allow the operators to have a complete, multi-technology, multi-vendor view of their network and apply optimization and predictive maintenance instructions in real time. The SDN concepts and values fit well the openness and disaggregation principles our customers are seeking. We offer our customers a wide variety of SDN supporting products and tools:

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

•
SDN applications – Software (SW) tools with significant impact on our customers’ TCO (total cost of ownership), network availability, and fast network rollout. These applications enable operators to increase their network efficiency and effectiveness with operational optimization and automatization capabilities. With the SDN technology, Ceragon SW solutions are entering into the cloud domain allowing multiple open and flexible deployment scenarios for our customers. Currently, Ceragon is developing and enhancing those and other SW tools in order to expand our offering also to stand-alone SW solutions and services either as on-premise, remote or SaaS services. Ceragon recently launched “Ceragon Insight”, which is a unified network intelligence and management software suite for wireless transport network. It aims to provide NOC and Engineering teams with deep insight and analytics tools that save money by enabling highly effective operations, assuring quality of service, and speeding response to ongoing and upcoming issues.

IP-100 Platform

Ceragon is currently investing in a new chipset which incorporates multi-cores in a chipset which is expected to be available beginning 2024, offering industry-leading performance and capacity. We are already designing the first IP-100 products that will be using that chipset that will significantly increase our wireless transport products capabilities in terms of higher capacity, lower latency, lower physical size and power consumption and more. These capabilities will make the IP-100 platform the optimize choice for existing and new use cases in the 5G mobile market. The IP-100 platform is expected to expand Ceragon products coverage beyond the MW bands, V-Band and E-Band range (4-86 GHz) and include W-band (up to 110 GHz) and D-band (up to 170 GHz) products.

As telecommunication networks and services become more demanding, there is an increasing need to match the indoor units’ advanced networking capabilities with powerful and efficient radio units. Our outdoor RFUs are designed with sturdiness, power, simplicity and compatibility in mind. As such, they provide high-power transmission for both short and long distances and can be assembled and installed quickly and easily. The RFUs can operate with different Ceragon indoor units, according to the desired configuration, addressing any network need be it cellular, backbone, rural or private transport networks.

Our Services

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

Currently, in the pursuit of our new strategy to diversify and expand our offering to include, among other things, solutions for WISPs (wireless internet services), private networks, software based solutions and disaggregated cell-site routing, we are developing and enhancing SW tools including those that have been used by us for networks planning, commissioning, monitoring, optimization and maintenance, to be included in our services offering as a stand-alone SW solutions and services either as on-premise, remote or SaaS.

Our Customers

We have sold our products, directly and through a variety of channels, to over 600 service providers and more than 1,600 private network customers in more than approximately 130 countries. Our principal customers are wireless service providers that use our products to expand transport network capacity, reduce transport costs and support the provision of advanced telecommunications services. In 2022, we continued to maintain our position as the number one wireless transport specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2022, customers from the Europe region contributed 14% of total yearly revenue. Our sales in Latin America and Africa in 2022 were 18% and 7% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2022 were 11%, 23% and 27%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31,
Region	2020	2021	2022
North America	14%	16%	23%
Europe	17%	16%	14%
Africa	9%	8%	7%
India	24%	30%	27%
APAC (excluding India)	18%	11%	11%
Latin America	18%	19%	18%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including services and supporting functions, includes approximately 628 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together accounted for approximately 5% of our revenues in 2022. System integrators, distributors and resellers accounted for approximately 16% of our revenues for 2022. We are focusing our efforts on direct sales, which accounted for approximately 79% of our revenues for 2022. We also plan to develop additional strategic relationships with equipment vendors, global and local system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Marketing plays an important role in promoting Ceragon’s products, solutions and services in creating lead generation to new and existing customers, and ultimately establishing its leadership and differentiation in the market. Ceragon’s key marketing activities include the following:

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

Although revenues may sometimes be lower in the first quarter of the year than in the rest of the year and may sometimes increase towards the end of a fiscal year, our revenue and operating results are hard to predict and may vary significantly from quarter to quarter and from our expectations for any specific period. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

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

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001 (Quality), ISO 14001 (Environment), ISO 27001 (Information Security Management System) and ISO 45001 (Health and Safety) standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations and safety assurance.

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Singapore and the Philippines. We are transitioning all of our Israeli based manufacturing activities to the Philippines and expect to complete this transition by the first half of 2023. In addition, we established an RMA center in India. Most of our warehouse operations are outsourced to subcontractors in Israel, the Netherlands, the United States, Philippines and Singapore. The raw materials (components) for our products come primarily from the United States, Europe and Asia Pacific.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2022, our research, development and engineering staff consisted of 234 employees globally. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To further expand global business footprint, Ceragon has entered into an agreement with a leading industry partner. The agreement calls for a development program, wherein the companies will leverage Ceragon’s experience and unique capabilities in microwave and millimeter-wave communications, to develop baseband technologies, which will further accelerate innovation and deliver premium cutting-edge solutions for 5G wireless transport.

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

To date, we have 19 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 8 patent applications pending in the United States and other foreign jurisdictions including the EPO.

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

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, NEC Corporation, Nokia Corporation and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless transport equipment suppliers, including Aviat Networks Inc., SIAE Microelectronica S.p.A, and Intracom telecom, offer and develop products that compete with our products.

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

In each of 2013 and 2014 we received approval for a new R&D grant from the IIA in amounts of approximately $0.7 million and $0.9 million respectively, under a generic program (the “Generic Plan”). Additionally, and under such plan, in 2015 we received approval for new R&D grants in the amount of approximately $0.6 million, and in 2016, 2017 and 2018 we received approval for grants in a total amount for the three years, of approximately $1.4 million. In 2019 and 2020 we received approval for additional grants under the Generic Plan, in the frame of which we have received a total amount of approximately $ 1.3 million. The Generic Plan has ended. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan may apply, under certain conditions, to a recipient of the technology or knowhow developed with the Generic Plan, to the extent such is sold and/or transferred, while the Company’s self-sales of its products without such transfer, do not bear royalty payment obligations. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

In March 2014, we participated in two Magnet Consortium Programs called “Hyper” and “Neptune” (the “Magnet Programs”) sponsored by the IIA. Under these Magnet Programs, which are intended to support innovative generic industry-oriented technologies, we cooperated with additional companies and research institutes. In the years 2016, 2017 and 2018 we received an approval from the IIA for a sum of $3.8 million in the aggregate, under these Magnet Programs. The R&D Law applies to Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs’ internal agreements between the consortium members may apply.

In 2020, we joined as a member to an Industrial consortium called “WIN – Wireless Intelligent Networks Consortium” under a MAGNET consortium. In the framework of this project we (Ceragon only) received an approval for a grant of approximately $0.6 million for the period from March 2020 until September 2021. In May 2021 we received, under the second stage of the plan, an additional amount of $0.6 million (and, in the aggregate, grant of $1.2 million) under the MAGNET consortium. This project ended at the end of February 2023 (we are expected to receive the remaining payments under this project during 2023).

In 2020, we signed with Ariel University a Research and License Agreement under a Magneton plan (the “Magneton Plan”). In the framework of this project the IIA approved to grant us an amount of $0.3 million for the year 2020. In 2021 the IIA approved, under the second stage of the plan, an additional amount of $0.3 million for the year 2021. This project ended at the end of November 2022 (we are expected to receive the remaining payments under this project during 2023).

In 2021, we submitted an application under the Promoting Applied Research in Academia (Nofar). Under this project, we support a development plan of Ariel University and fund 10% of this plan (the IIA grants the other 90%). Under this plan, we will not get any grant from the IIA.

In January 2023, we submitted an application under the Magneton Plan with the Technion, Haifa Institute of Technology (“Technion”), under which, if this application is approved, we are expected to receive an amount of approximately $0.5 million for the project.

In January 2023, we entered as a member into the Magnet Consortium Program called “MM Production”. Under this project we are expected to receive an amount of approximately $0.6 million by mid-2024 and an additional similar amount by the end of 2026. The R&D Law applies to the Magnet Consortium Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Consortium Programs’ internal agreements between the consortium members may apply.

In February 2023, we submitted an application under the Magneton Plan with Ben-Gurion University, under which, if this application is approved, we are expected to receive an amount of approximately $0.5 million for the project.

In March 2023, we submitted an application under the Magneton Plan with Tel-Aviv University, under which, if this application is approved, we are expected to receive an amount of approximately $0.5 million for the project.

The Magnet, Magneton and Nofar Plans do not bear royalty payment obligations to the IIA, but may be subject to certain commercial arrangements among the participants thereof.

The publication of the LIBOR is scheduled to cease throughout a period commencing December 31, 2021 and ending upon June 30, 2023. Consequently, throughout that term, alternative interests will be applied on, among other things, the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this annual report on Form 20-F, as the IIA has not yet published the alternative interest that will be applied by it, the Company assesses that such change will not have a material effect on its operations and financial condition.

C.           Organizational Structure

We are an Israeli company that commenced operations in 1996. The following is a list of our significant subsidiaries:

Company	Place of Incorporation	Ownership Interest
Ceragon Networks, Inc.	New Jersey	100%

Ceragon Networks (India) Private Limited	India	100%

D.           Property, Plants and Equipment

Our corporate headquarters and principal administrative, finance, R&D and operations departments are located at Rosh Ha’Ain, Israel, at which we hold a leased facility of approximately 66,600 square feet of office space and approximately 5,800 square feet of warehouse space.

We also lease the following space at the following properties:

•	in the United States, we lease approximately 8,200 square feet of office and warehouse space in Richardson, Texas, expiring March 2024.

•	in India, we lease approximately 12,000 square feet of office space in New Delhi, expiring in December 2024.

•    in Romania, we lease approximately 22,500 square feet of office and space in Bucharest, expiring in November 2023.

We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2020 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022.

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

We also provide our solutions to other non-carrier private networks such as oil and gas companies, public safety network operators, businesses and public institutions, broadcasters, energy utilities and others that operate their own private communications networks. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in over approximately 130 countries.

Industry Trends

Market trends have placed, and will continue to place, pressure on our products. Our objective is to continue meeting the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
The widespread surge in network traffic in 2020 to 2022 emerging from the COVID-19 pandemic has significantly affected the way business and individuals access information for work and leisure. National lock-ins for large parts of the population and labor market trends brought many businesses to exercise company-wide work-from-home activities with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is an increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas. As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers experienced amidst the pandemic will remain and may even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high volume communication transactions.

•
5G enables operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures require higher capacity, lower latency networks and in particular higher transport capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless transport solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore™ technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

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

•
Software Defined Networking (SDN) is an emerging concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless transport solutions are SDN-ready, built around a powerful software-defined engine and can be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless transport network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

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

•
A growing market for non-mobile transport applications which includes: offshore communications for the oil and gas industry, as well as the shipping industry, which require a unique set of solutions for use on moving rigs and vessels; broadcast networks that require robust, highly reliable communication for the distribution of live video content either as a cost efficient alternative to fiber, or as a backup for fiber installations; and Smart Grid networks for utilities, as well as local and national governments that seek greater energy efficiency, reliability and scale.

•
A growing demand for high capacity, IP-based long-haul solutions in emerging markets where telecom and broadband infrastructure, such as fiber, is lacking. This demand is driven by the need of service providers to connect more communities in order to bridge the digital divide, using 4G and even 5G services.

•	Subscriber growth continues mainly in emerging markets such as India, Africa and Latin America, but is getting close to saturation.

We are also experiencing pressure on our sale prices as a result of several factors:

•
Increased competition. Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures and growing competition.

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2021 and 2022, 29.6% and 27.4%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements, which may adversely affect demand for network equipment.

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

As part of our business, we are engaged in supplying installation and other services for our customers, often in emerging markets. In this context, we may act as the prime contractor and equipment supplier for network build-out projects, providing installation, supervision and commissioning services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could delay payment to us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses. Also, these projects are rollout projects, which involve fixed-price contracts. We assume greater financial risks on fixed-price projects, which routinely involve the provision of installation and other services, versus short-term projects, which do not similarly require us to provide services or require customer acceptance certificates in order for us to recognize revenue. In addition, as most of our deliveries occur before we are able to collect the consideration for such projects, it poses further financial and customer credit risk, as well as collection and liquidity risks of such customers.

While in 2020, revenues decreased as compared with 2019 (except for India and Europe) mainly due to the adverse impact of the COVID-19 pandemic on our business, in 2021, revenues increased all over the world, except for Asia-Pacific, which experienced major decrease in revenues and to a lesser extent in Africa. The increase in revenues in 2021 was mainly in India, North America and Latin America and in lesser extent in Europe.

In 2022, revenues slightly increased. The increase was mainly in North America, as part of our increased focus on this region and to a lesser extent in Asia-Pacific offset by decreases in all other regions, mainly in India. 2022 growth was adversely affected by supply chain challenges and component shortages which affected our ability to fulfill strong bookings.

Over the years 2020 - 2022, the COVID-19 pandemic has significantly affected our business. On one hand COVID-19 had positive impact on the demand for broadband connectivity, derived from a shift to work from home, increased consumption of video, gaming and other applications and governments focus on rural broadband connectivity. On the other hand, COVID-19 had adverse effects including macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the spread of the COVID-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures dramatically affect our ability and the ability of other vendors, suppliers, operators and industries in this market to conduct their business effectively, including, but not limited to adverse effect on employees health, increase in lead times and shipping costs, a slowdown of manufacturing, commerce, delivery, work, travel, collect payments and other activities which are essential and critical for maintaining on-going business activities. In 2022, the related supply chain challenges and component shortages negatively impact our ability to further grow our revenues and gross profits. Although the impact of COVID-19 has declined towards the end of 2022, there is still some uncertainty around the spread of new variants of COVID-19 and volatility in the pandemic dispersion, which could disrupt our operations, and might adversely affect our business.

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

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing and operations facilities, estimated and actual warranty costs, costs related to management of our manufacturers’ activity and procurement of our proprietary and other product parts, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation, maintenance, and other professional services.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials, costs of R&D facilities and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

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

Financial expenses and others, net. Our financial expenses and others, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans and factoring activities, other fees and commissions paid to banks, actuarial losses and other expenses.

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

Impact of recently adopted accounting standards

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2021	2022
Revenues	100%	100%
Cost of revenues	69.6	68.5
Gross profit	30.4	31.5
Operating expenses:
Research and development, net	10.1	10.1
Sales and marketing	11.5	12.1
General and administrative	7.1	11.6
Other operating expenses	-	1.4
Total operating expenses	28.7	35.2
Operating income	1.7	3.7
Financial expenses and others, net	3.0	2.1
Taxes on income	3.8	0.8
Net loss	(5.1)	(6.7)

Year ended December 31, 2021 compared to year ended December 31, 2022 -

Revenues. Revenues totaled $295.2 million in 2022 as compared to $290.8 million in 2021, an increase of $4.4 million, or 1.5%. Revenues in North America increased to $67.1 million in 2022, from $47.5 million in 2021. Revenues in APAC increased to $33.0 million in 2022, from $32.0 million in 2021. Revenues in India decreased to $81.0 million in 2022, from $86.1 million in 2021. Revenues in Europe decreased to $42.9 million in 2022, from $47.4 million in 2021. Revenues in Africa decreased to $19.3 million in 2022, from $23.2 million in 2021. Revenues in Latin America decreased to $51.9 million in 2022 from $54.6 million in 2021.

Cost of Revenues. Cost of revenues totaled $202.1 million in 2022 as compared to $202.4 million in 2021, a decrease of $0.3 million, or 0.1%, attributed mainly due to:

•	Decrease of $4.2 million in services costs primarily due to a reduction in subcontractors costs.

•	Decrease of $1.5 million relates to a reduction in material costs.

•	Increase of $3.8 million due to employees and payroll related costs salaries.

•	Increase of $1.5 million due to higher shipping and storage costs.

Gross Profit. Gross profit increased to $93.1 million or 31.5% as a percentage of revenues in 2022 from $88.4 million or 30.4% in 2021. This increase is mainly attributed to increased revenues coupled with improved margins derived mainly from higher mixture of revenues from North America.

Research and Development Expenses, Net. Our net research and development expenses totaled $29.7 million in 2022 as compared to $29.5 million in 2021, resulting in an increase of $0.2 million, or 0.7%. The increase was primarily due to an increase of $2.0 million in salaries and related expenses, a reduction of $0.2 million in IIA (Israel Innovation Authority) grants and increase of $0.1 million in travel, offset by a decrease of $1.8 million in subcontractors cost and, a decrease of $0.4 million in depreciation and others.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses represents 10.1% in 2022 and 2021.

Sales and Marketing Expenses. Sales and marketing expenses totaled $35.8 million in 2022 as compared to $33.5 million in 2021, an increase of $2.3 million, or 6.8%. This increase was primarily attributed to an increase of $1.8 million in salary and related expenses, an increase of $0.8 million in travel costs, an increase of $0.7 million in employee stock options expenses and increase of $0.4 in PR, trade shows and other marketing expenses offset by a decrease of $0.3 in sales commissions, a decrease of $0.5 million in consultancy expenses and decrease of $0.5 million in other sales and marketing expenses. As a percentage of revenues, sales and marketing expenses were 12.1% in 2022 compared to 11.5% in 2021.

General and Administrative Expenses. General and administrative expenses totaled $34.3 million in 2022 as compared to $20.6 million in 2021, an increase of $13.7 million, or 66.7%. The increase was primarily due to an increase of $14.3 million related to credit losses expenses mainly from a single customer Following several attempts to collect the debt from this customer, including an attempt to settle on debt payment terms with the customer, and as a result of recent change in the interaction with the customer, which became contentious, and additional difficulties in other measures taken by the Company to collect the debt, the probabilities to effectively collect the outstanding debt in the near term or in full, have reduced. The Company has been taking vigorous measures towards collecting the debt; however, we cannot assure that such efforts will be successful. Also, there was an increase of $0.6 million in salaries and related expenses, an increase of $0.1 million in travel and related expenses and an increase of $0.1 million in software and hardware maintenance offset by a decrease of $0.8 million in expenses for retired CEO compensation and a decrease of $0.6 million in other general and administrative expenses. As a percentage of revenues, general and administrative expenses were 7.5% in 2022, compare to 7.1% in 2021.

Other operating expenses. Other operating expenses totaled $4.2 million in 2022 as compared to $0 million in 2021. Other operating expenses relate to the hostile takeover attempt against the Company by Aviat.

Financial expenses and others, Net. Financial expenses and others, net totaled $6.3 million in 2022 as compared to $8.6 million in 2021, a decrease of $2.3 million, or 26.7%. This decrease was mainly attributable to a decrease of $2.5 million related to exchange rate differences and a decrease of $1.8 million of bank commissions offset by an increase of $2.2 million in interest expenses. As a percentage of revenues, financial expenses and others, net, were 2.1% in 2022 compared to 3.0% in 2021.

Taxes on income. Tax expenses were $2.4 million in 2022 as compared to tax expenses of $11.0 million in 2021, resulting in a decrease of $8.6 million. This decrease was mainly attributable to a decrease of $8.8 million due to recognition of full valuation allowance for deferred tax assets in 2021.

Net loss. In 2022, the Company had $19.7 million in net loss as compared to net loss of $14.8 million in 2021. As a percentage of revenues, net loss was 6.7% in 2022 compared to net loss of 5.1% in 2021. The increase was attributable primarily to costs related to the 2022 extraordinary shareholder meeting held in connection with a shareholder proxy contest related costs and increased sales and marketing and general and administrative expenses as discussed above. Partially offset by higher revenues and higher gross profit, lower financial expenses and lower taxes on income.

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

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the VEB (Venezuelan Bolivar), NGN (Nigerian Naira) and the ARS (Argentine Peso). We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2022, the U.S. dollar appreciated in relation to the NIS at a rate of 13.2%, from NIS 3.11 per $1 on December 31, 2021 to NIS 3.519 per $1 on December 31, 2022. In 2021, the U.S. dollar depreciated in relation to the NIS at a rate of 3.3%, from NIS 3.215 per $1 on December 31, 2020 to NIS 3.11 per $1 on December 31, 2021.

The annual rate of inflation in Israel was 5.3% in 2022 and 2.8% in 2021.

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

In March 2013, the Company was provided with the revolving Credit Facility (as defined in Exhibit 4.1 of ITEM 19) by four financial institutions.

The Credit Facility was renewed and amended several times during the past years according to Company’s needs and financial position.

On June 2022, the Credit Facility was amended to extend the term of the Credit Facility for one year, until June 30, 2023. This amendment also included: (i) an increase of $12,200 to $62,200 to the loans credit facility and a decrease of same amount to the bank guarantees credit facility to $57,800, such that the total credit facilities for bank guarantees and for loans remained unchanged,  (ii) an undertaking by the Company that at least once every quarter, its utilizations of the loan credit facility, with respect to each lender, shall not exceed the loan credit limit commitment by such lender as was in effect prior to the amendment and (iii) certain undertakings with respect to insurance arrangements related to the account receivables of the Company. Furthermore, an amendment signed earlier in 2022 updated the definitions of interest in the agreement to reflect changes related to the adoption of the new Secured Overnight Financing Rate (SOFR) interest. As of December 31, 2022, the Company has utilized $37,500 of the $ 62,200 available under the Credit Facility for short term loans. As of December 31, 2022, the Company has not utilized the $5,000 available credit facility from other financial institution. During 2022, the credit lines carried interest rates in the range of 2.1% and 8.0%.

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

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of December 31, 2022 and 2021, we met all of our covenants.

As of December 31, 2022, we had approximately $22.9 million in cash and cash equivalents.

In 2022, our $4.9 million in cash used in operating activities was affected by the following principal factors:

•	our net loss of $19.7 million;

•	$6.2 million decrease in trade payables, other accounts payable and accrued expenses;

•	$11.2 million increase in inventories;

•	$5.9 million decrease in operating lease liability; and

•	$0.4 million accrued severance pay and pensions, net.

              These factors were offset mainly by:

•	$11.0 million of depreciation and amortization expenses;

•	$18.1 million decrease in trade and other accounts receivable and prepaid expenses;

•	$3.6 million decrease in operating lease right-of-use assets;

•	$3.6 million share-based compensation expenses; and

•	$2.2 million increase in deferred revenues paid in advance.

In 2021, our $15.0 million in cash used by operating activities was affected by the following principal factors:

•	our net loss of $14.8 million

•	$18.1 million increase in trade and other accounts receivable and prepaid expenses;

•	$11.9 million increase in inventories;

•	$4.6 million decrease in operating lease liability; and

•	$0.4 million accrued severance pay and pensions, net.

              These factors were offset mainly by:

•	$12.2 million of depreciation and amortization expenses;

•	$8.3 million increase in deferred tax assets, net;

•	$5.7 million decrease in operating lease right-of-use assets;

•	$4.3 million increase in trade payables, other accounts payable and accrued expenses;

•	$2.6 million share-based compensation expenses;

•	$1.7 million increase in deferred revenues paid in advance; and

•	$0.1 million loss from sale of property and equipment, net.

Net cash used in investing activities was approximately $12.4 million for the year ended December 31, 2022, as compared to net cash used in investing activities of approximately $9.4 million for the year ended December 31, 2021. In the year ended December 31, 2022, our purchase of property and equipment amounted to $10.5 million in addition to purchase of intangible assets of $2.0 million. In the year ended December 31, 2021, our purchase of property and equipment amounted to $9.4 million in addition to purchase of intangible assets of $0.2 million offset by proceeds from sale of property and equipment $0.2 million.

Net cash provided by financing activities was approximately $23.1 million for the year ended December 31, 2022, as compared to approximately $14.5 million net cash provided by financing activities for the year ended December 31, 2021. In the year ended December 31, 2022, our net cash provided by financing activities was primarily due to proceeds of a bank loan of $22.7 million and proceeds from share options exercise of $0.4 million. In the year ended December 31, 2021, our net cash provided by financing activities was primarily due to proceeds of a bank loan of $9.8 million and proceeds from share options exercise of $4.7 million.

Our material cash requirements as of December 31, 2022, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditures primarily consist of purchases of manufacturing equipment, computers and peripheral equipment, office furniture and equipment. Our capital expenditures were $6.1 million in 2020, $9.4 million in 2021 and $10.5 million in 2022. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for offices and warehouses for our facilities worldwide, as well as car leases. Our facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $5.5 million in 2020, $5.0 million in 2021 and $4.5 million in 2022.

Our purchase obligations consist primarily of commitments for our operating activities and working capital needs. Our operating expenses were $83.2 million in 2020, $83.6 million in 2021 and $91.7 million in 2022. As of December 31, 2022, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $ 18,162.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2022, our research, development and engineering staff consisted of 234 employees globally. Our research and development team include highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

The IIA sometimes participate in our R&D funding for our Israel-based company. For more information regarding the restrictions imposed by the R&D Law and regarding grants received by us from the IIA, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority.”

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	74	Chairman of the Board of Directors
Shlomo Liran (1)	72	Director
Efrat Makov (1)	55	Director
Rami Hadar (1)	59	Director
Ilan Rosen (1)	66	Director
David (Dudi) Ripstein (1)	56	Director
Ira Palti	65	Director
Doron Arazi	59	Chief Executive Officer
Ronen Stein	55	Chief Financial Officer
Oz Zimerman	59	Executive Vice President, Marketing & Corporate Development
Hadar Vismunski Weinberg	49	Executive Vice President, General Counsel & Corporate Secretary
Michal Goldstein	51	Executive Vice President, Global Human Resources
Ulik Broida	55	Executive Vice President Products
Alon Klomek	53	Executive Vice President, Chief Revenues Officer
Dima Friedman	54	Executive Vice President, Chief Operating Officer

(1)	Independent Director.

Set forth below is a biographical summary of each of the above-named directors and members of senior management.

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

Efrat Makov has served as our director since October 2022. Ms. Makov has extensive telecom and public company director experience. Ms. Makov is currently serving as a director of Allot ltd., iSPAC 1 Ltd. and B Communications Ltd. Ms. Makov previously served as a director of BioLight Life Sciences Ltd., Kamada Ltd. and Anchiano Therapeutics Ltd. Previously, she served as the CFO of Alvarion, an Israeli-based global provider of autonomous wi-fi networks, and as the CFO of Aladdin Knowledge Systems. Formerly, she served as Vice President of Finance at Check Point Software Technologies. Between 1993 and 2000 Ms. Makov worked in public accounting for Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

Rami Hadar has served as our director since July 2021. Mr. Hadar serves as a Managing Partner in Claridge Israel, as well as serves on the board of its portfolio companies: AlgoSec, Gigaspaces, Cloudify, Shopic and D-Fend. In the years 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications. Early in his career Mr. Hadar co-founded and served as the CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications. Mr. Hadar continued with DSPC’s executive management team for two years, and subsequently the company was acquired by Intel. Thereafter, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President, Sales and Marketing. Following that, Mr. Hadar served as CEO of Native Networks where he was instrumental in orchestrating the company’s ultimate acquisition by Alcatel. Hadar holds a B.Sc. in Electrical Engineering from the Technion

Ilan Rosen has served as our director since July 2021. Mr. Rosen currently serves as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75B worth of investments in various private equity strategies around the globe. Mr. Rosen additionally serves as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries. From 1993-1996 he served as the CEO of Adsha Development Ltd. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

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

Ronen Stein has served as our Chief Financial Officer since September 2022. Mr. Stein brings more than twenty years of experience as chief financial officer and leadership roles in both private and U.S. listed public companies. From 2021 to 2022 Mr. Stein served as the CFO of Siklu, an Israel based company in the telecommunications sector. Prior to that, Mr. Stein served as the CFO of 10bis from 2017 to 2021, Enercon technologies Ltd. from January 2015 to December 2015, Knock N’Lock from 2008 to 2014 and Pointer Telocation (NASDAQ:PNTR), from 2002 to 2007. Mr. Stein is a Certified Public Accountant in Israel and holds an M.B.A, as well as a B.A. degree in economics and accounting, both from Tel Aviv University.

Oz Zimerman joined Ceragon in March 2013 and currently serves as our Executive Vice President Marketing & Corporate Development. Oz brings with him over 25 years of global executive business experience in marketing, business development and strategy. From 2008 to 2012, Mr. Zimerman was Corporate Vice President Marketing and Business Development at DSP Group, where he penetrated world leading consumer electronic customers, acquired new technology which became the main growth engine of the company, and managed relations with top executive decision makers at world leading service providers. Prior to joining DSP Group, Oz was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach generating sharp sales increase. Prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

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

Ms. Hadar Vismunski-Weinberg joined Ceragon in April 2023 and serves as Executive Vice-President General Counsel and Corporate Secretary.  Ms. Vismunski-Weinberg has extensive global leadership experience. Prior to Ceragon, she served as the Bank Corporate Secretary of Bank Leumi Ltd. (2021-2022), as Vice President, Chief General Counsel and Corporate Secretary at Partner Communications Company Ltd. (2017-2021) and held various legal leadership positions at Teva Pharmaceutical Industries Ltd., including VP Legal (2007-2017). In her earlier career, Ms. Vismunski-Weinberg was a partner in an Israeli law firm specializing in commercial and corporate law. Ms. Vismunski-Weinberg holds a Bachelor of Law from The Hebrew University of Jerusalem, and is a member of the Israeli Bar Association since 1999.

Michal Goldstein has served as our Executive Vice-President, Human Resources since March 2020. Previous to this appointment, Ms. Goldstein served as the Chief Human Resources Officer of Contentsquare, a privately held global software company. Prior to Contentsquare, Ms. Goldstein was Vice President of Human Resources Centers of Excellence at NICE Systems (Nasdaq), as well as served in various Human Resources Business Partner positions at Amdocs, where she spent twelve years, including three years in the company’s Silicon Valley office. Ms. Goldstein has a background in organizational development and consulting and holds a B.A in Psychology from the University of Haifa, Israel, an M.Sc. in Organizational Psychology from the University of Nottingham, UK, and a Doctor of Management Degree from the University of Hertfordshire, UK, specializing in organizational complexity.

Ulik Broida has served as our Vice President of Products since January 2019 and in April 2021 joined Ceragon’s executive management team as Executive Vice President Solutions Management. In February 2022, Mr. Broida also assumed the role of Executive Vice President Products. Mr. Broida is responsible for product strategy, innovation and product management, and leads the company’s Product Management and Global Sales Engineering teams to ultimately support global sales in delivering value to service providers and mission critical private networks worldwide. Mr. Commencing in February 2022, Mr. Broida also leads the products research and development from inception and design using innovative, cutting-edge technologies, all the way to high volume production. Mr. Broida brings over 21 years of experience in strategic marketing and product strategy in the Telecom and IIOT industry. Prior to joining Ceragon, Mr. Broida served as the VP Marketing at mPrest, where he was responsible for product management, marketing, and business development. He served as Vice President of Marketing and Business Development at RAD from 2013 to 2016 and held numerous additional VP product management roles in Wavion (2010-2013), NICE (2006-2010), Alvarion (2000-2006). Mr. Broida holds a B.Sc in electrical engineering from the Technion, Israel’s Institute of Technology, and a Master’s degree in Business Administration from the Tel Aviv University.

Alon Klomek has served as our Executive Vice President, Chief Revenues Officer since January 1, 2023. Before joining Ceragon, Mr. Klomek spent ten years at Cellebrite, where he successfully led the company’s transformation from selling hardware to services, and spearheaded the company’s business growth, initially in its international business group and later as Chief Business Officer. Prior to that, Mr. Klomek led a technology start-up, as CEO, and spent ten years at NICE systems where he relocated to the US with his family for multiple years. Mr. Klomek brings a fresh dynamic leadership style, long term vision, and business excellence. Mr. Klomek holds a BA in Economics and Management, an MBA from the Tel-Aviv College of Management, and an MBA from NYU.

Dima Friedman has served as our Executive Vice President, Chief Operating Officer since January 22, 2023. Prior to joining Ceragon, Mr. Friedman served as a Corporate Vice President of Operations (2010-2022) at DSP Group Inc., publicly traded global leader in wireless communication and voice processing chipsets and algorithms. Mr. Friedman served also in a number of capacities including responsibilities for manufacturing engineering, production test engineering, foundry and assembly technology, configuration and lifecycle management, supplier management, product quality and reliability, as well as other business functions. Mr. Friedman hold a BSc in Electrical Engineering and graduation of the Director and Senior Executive Program from Tel Aviv University.

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

During 2022, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2022, including Ms. Yael Langer who ceased to serve in her position on October 3, 2022, Mr. Adrian Hipkiss who ceased to serve in his position on December 31, 2022, Mr. Ran Vered, who ceased to serve in his position on May 18, 2022, Mr. Zvi Maayan, who ceased to serve in his position on December 3, 2022, Mr. Ariel Milstein, who ceased to serve in his position on April 14, 2023, Mr. Erez Schwartz who ceased to serve in his position on February January 23, 2022,  and our Regional Presidents Mario Querner, Ram Prakash Tripathi, Ronen Rotstein and Carlos Alvarez who due to a change in the company’s management structure no longer report to our CEO beginning January 1, 2023, consisted of approximately $4.0 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.6 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel (all the amounts were translated to USD based on exchange rate as of December 31, 2022).

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

Cash Compensation Our directors are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) - 2000 (the “Foreign Listed Regulations”). Each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 68,982 (approximately $19,215) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 10, 2023 (the “Exchange Ratio”) as an annual fee, the sum of NIS 2,568 (approximately $ 715, based on the Exchange Ratio) as an in-person participation fee, NIS 1,541 (approximately $ 429, based on the Exchange Ratio) for conference call participation and NIS 1,284 (approximately $ 120, based on the Exchange Ratio) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. The above-mentioned cash compensation is in line with the Company’s compensation policy, which was most recently revised and adopted by our shareholders on July 20, 2020 (the “Compensation Policy”), according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees. For more information, please see “Remuneration of Directors” and “The Stock Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. In addition to the cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors, other than Mr. Palti, receive annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders on July 19, 2021, the date of the Company’s 2021 adjourned Annual General Meeting of Shareholders (which was originally scheduled for July 12, 2021 and was postponed to July 19, 2021 for lack of quorum) (the “2021 AGM”), and with respect to Efrat Makov, on October 3, 2022, the date of the Company’s 2022 Annual General Meeting of Shareholders (the “2022 AGM”), as follows:

(i) Zohar Zisapel, our Chairman of the Board of Directors, received 150,000 options to purchase 150,000 Ordinary Shares, 50,000 of which were granted on the date of the 2021 AGM, an additional 50,000 were granted upon the first anniversary of the 2021 AGM (i.e., on July 19, 2022), and the remaining 50,000 will be granted upon the second anniversary of the 2021 AGM (i.e., on July 19, 2023);

(ii) each of Shlomo Liran, Yael Langer, Ilan Rosen, Rami Hadar and David Ripstein, directors of the Company, received options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on the date of the 2021 AGM, an additional one third (16,667 options) were granted upon the first anniversary of the 2021 AGM (i.e., on July 19, 2022), and the remaining 16,666 options will be granted on the second anniversary of the 2021 AGM (i.e., on July 19, 2023), provided each is still a director of the Company at the time of such grant (As Yael Langer ceased to serve as a director in the 2022 AGM, she will not be entitled to the remaining 16,666 options);

(iii) Efrat Makov, director of the Company, received options to purchase 33,333 Ordinary Shares, half of which (16,667 options) were granted on the date of the 2022 AGM, and an additional half (16,666 options) will be granted to her upon the first anniversary of the 2022 AGM (i.e., on October 3, 2023), provided she still serves as a director of the Company at the time of such grant; and

(iv) Ira Palti, who served as a Director since June 2018 and as President and Chief Executive Officer from August 2005 to July 2021, has received under his retirement agreement as approved by our Compensation Committee, Board of Directors and shareholders at the 2021 AGM (the “Retirement Agreement”), options to purchase 70,000 Ordinary Shares, under the following terms: the options were granted on the date of the 2021 AGM (the “Grant Date”) with an exercise price equal to the average closing price of the Company’s Ordinary Shares on the Nasdaq Global Select Market for the thirty (30) consecutive trading days immediately preceding the Grant Date. The Options became fully vested on July 3, 2022.

Other than the options granted to Mr. Palti under his Retirement Agreement, which are subject to different terms as set forth above, the options granted each year vested on the date of grant and their exercise price is equal to the average closing price of the Company’s shares on the Nasdaq Global Select Market for the period equal to 30 consecutive trading days immediately preceding the date of grant. These options will expire 6 years after their date of grant, and were granted under the Company’s Amended and Restated Share Option and RSU Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which were granted under the Regular Employment Income Route of Section 3(i) of the Ordinance.

During his tenure as the Company’s President and CEO, the Company did not pay Mr. Ira Palti any compensation, in cash or equity, in connection with his service as a director of the Company. Further, under Mr. Palti’s Retirement Agreement, among other things, Mr. Palti was also not entitled to receive such compensation or remuneration, in cash or equity, at least until the first anniversary of the 2021 AGM, i.e. until July 2022. In March 2023, our Compensation Committee and Board of Directors approved to pay Mr. Palti cash compensation in the same amounts and terms as paid to all our non-executive directors commencing at the end of the notice period under Mr. Palti’s Retirement Agreement, i.e. July 1, 2022.

During 2022, we granted to our directors and members of our senior management detailed in Section 6.A and other directors and executive officers who served as such during the year 2022, including Ms. Yael Langer who ceased to serve in her position on October 3, 2022, Mr. Adrian Hipkiss who ceased to serve in his position on December 31, 2022, Mr. Ran Vered, who ceased to serve in his position on May 18, 2022, Mr. Zvi Maayan, who ceased to serve in his position on December 3, 2022, Mr. Ariel Milstein, who ceased to serve in his position on April 14, 2023, Mr. Erez Schwartz who ceased to serve in his position on February January 23, 2022, 2022, and our Regional Presidents Mario Querner, Ram Prakash Tripathi, Ronen Rotstein and Carlos Alvarez who due to a change in the company’s management structure no longer reported to our CEO beginning January 1, 2022, in the aggregate, options to purchase 989,695 ordinary shares, with an exercise price that ranges from $1.80 to $2.47 per share. During 2022, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate, 418,991 restricted share units (“RSUs”). As of December 31, 2022, there were a total of 3,113,569 outstanding options to purchase ordinary shares and 383,111 RSUs that were held by our directors and senior management detailed in Section 6A.

b)          Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law) with respect to the year ended December 31, 2022. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2022, and are based on the following components:

•
Salary Costs. Salary Costs include gross salary, benefits and perquisites, including those mandated by applicable law which may include, to the extent applicable to each Covered Office Holder, payments, contributions and/or allocations for pension, severance, car or car allowance, medical insurance and risk insurance (e.g., life, disability, accidents), phone, convalescence pay, relocation, payments for social security, and other benefits consistent with the Company’s guidelines.

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder with respect to the year ended December 31, 2022, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2022, with respect to equity-based compensation granted in 2022 and in previous years. For assumptions and key variables used in the calculation of such amounts see Note 2s of our audited consolidated financial statements.

•	Doron Arazi – CEO- Salary Costs - $367,561; Performance Bonus Costs - $0; Equity Costs - $386,570.

•	Adrian Hipkiss – Regional President of Europe and Oil & Gas until December 2022. Salary Costs - $320,546; Performance Bonus Costs - $84,604; Equity Costs - $3,235.

•	Ronen Rotstein - Regional President, North America - Salary Costs - $295,210; Performance Bonus Costs - $94,500 Equity Costs - $79,274.

•	Carlos Alvarez - Regional President, Latin America. Salary Costs - $286,357; Performance Bonus Costs - $28,642; Equity Costs - $83,342.

•	Ulik Broida - Executive Vice President Solutions Management. Salary Costs - $244,378; Performance Bonus Costs - $0; Equity Costs - $102,652.

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

Corporate Governance Practices

We are incorporated in Israel and therefore are generally subject to various corporate governance practices under the Companies Law, relating to matters such as external directors, audit committee, compensation committee, internal auditor and approvals of interested parties’ transactions. These matters are in addition to the ongoing listing conditions under the Nasdaq Rules and other relevant provisions of U.S. securities laws. Under applicable Nasdaq Rules, a foreign private issuer (such as the Company) may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Rules, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. See Item 3. “KEY INFORMATION – Risk Factors – Risks Relating to Operation in Israel - Being a foreign private issuer exempts us from certain SEC requirements and Nasdaq Rules, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.” For information regarding home country rules followed by us see Item 16G. “CORPORATE GOVERNANCE”.

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

Terms and Skills of Directors

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. At the 2021 AGM, Messrs. Rami Hadar, Ilan Rosen and David Ripstein were elected to serve as directors. At the 2022 AGM, Ms. Efart Makov was elected to serve as director in order to fill the vacancy created by the resignation of Ms. Yael Langer, which became effective on the date of such meeting. Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management”.

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

Currently, five of our serving directors – Ms. Makov and Messrs. Liran, Rosen, Hadar and Ripstein – qualify and serve as independent directors under the Nasdaq Rules.

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

Currently, each of Mr. Shlomo Liran, who chairs the Financial Audit Committee, and Ms. Efrat Makov, both independent directors, is considered a “financial expert” for the purposes of the Nasdaq Rules. Each of Ms. Efrat Makov and Messrs. Shlomo Liram, Zohar Zisapel, Ilan Rosen, Rami Hadar and David Ripstein, satisfy the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

Remuneration of Directors

Directors’ remuneration is generally consistent with our compensation policy for office holders (see below) and generally requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order).

Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from our compensation policy, provided that such arrangement is approved by a Special Majority.

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

As of the date hereof, Messrs. Shlomo Liran, Ilan Rosen and David Ripstein and Efrat Makov serve on our Financial Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described above, and with Mr. Liran serving as chairman of such committee and as its financial expert. See Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below. We have adopted an Audit Committee charter as required under the Nasdaq Rules.

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

As of the date hereof, Messrs. David Ripstein, Shlomo Liran, Efrat Makov and Ilan Rosen serve on our Corporate Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described under the Financial Audit Committee section above, and Mr. Ripstein serves as its chairman.

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

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Currently, Messrs. Shlomo Liran, Ilan Rosen, Rami Hadar and David Ripstein, all independent directors, serve as members of our Nomination Committee, which recommends director nominees for our Board’s approval.

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

The terms of office and employment of a CEO, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by a Special Majority.

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

The Company has adopted a Related Parties Transactions Policy which was last reviewed and ratified by the Corporate Audit Committee and the Board of Directors on February 8, 2023, that, among other things, reflects the approval procedures as required under law and sets criteria for the classification of proposed transactions as Extraordinary Transaction (or Exceptional Transaction), Ordinary Transactions and Ordinary Transactions that are insignificant ones.

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

D.           Employees

As of December 31, 2022, we had 988 employees worldwide. Among our employees, 234 were employed in research, development and engineering, 628 in sales and marketing including services and supporting functions, 26 in management and administration and 100 in operations. Out of our employees, 297 were based in Israel, 46 were based in the United States, 254 were based in EMEA (not including Israel), 180 were based in Latin America and 211 were based in Asia Pacific (including India).

In addition, as of December 31, 2022 we employed 420 Services Contractors, mainly supporting the projects we have won in the regions. Most of the costs of these employees were included in the cost of revenues in our financial statement.

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

E.           Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of May 1, 2023. The percentage of outstanding ordinary shares is based on 84,356,307 ordinary shares outstanding as of April 23, 2023 that consists, for the purpose of the below calculation and presentation, ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of May 1, 2023.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
Zohar Zisapel(3)	7,167,174	8.47	250,000	$2.22 – 3.70	-
Ira Palti	520,000	0.61	520,000	$2.48 – 3.70	-
All directors and senior management as a group consisting of 23 people(4)	8,548,189	9.94	1,631,015	$1.80 – 4.22	449,311

(1)	Consists of ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of May 1, 2023.

(2)
Each stock option is exercisable into one ordinary share and expires between 6 and 10 years from the date of its grant. Of the number of stock options listed, 250,000, 520,000 and 1,631,015 options, are vested or shall become vested within 60 days of May 1, 2023 for Mr. Zisapel, Mr. Palti and all directors and senior management as a group, respectively. No RSUs are expected to vest within 60 days of March 15, 2023.

(3)
The number of ordinary shares held by Zohar Zisapel includes (i) 3,694,986 ordinary shares held by Zohar Zisapel; (ii) 250,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel, exercisable as of May 1, 2023 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel.

(4)
Each of the directors and senior management other than Messrs. Zohar Zisapel and Ira Palti, beneficially owns less than 1% of the outstanding ordinary shares as of May 1, 2023 (including options held by each such person and which are vested or shall become vested within 60 days of May 1, 2023) and have therefore not been separately listed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 Share Option Plan for a term of ten years, which was extended for an additional ten-year period by our Board of Directors in December 2012, and further extended by our Board of Directors in November 2022 until December 31, 2023 (the “Amended and Restated Share Option and RSU Plan”). The Amended and Restated Share Option and RSU Plan has been approved by the Israeli Tax Authority as required by applicable law but not as an Incentive Stock Option “qualified plan” as defined by U.S. tax law. The Amended and Restated Share Option and RSU Plan is designed to grant options to our employees, directors, consultants and contractors, in Israel and worldwide, and is administered by our Compensation Committee. Generally, options granted under the Amended and Restated Share Option and RSU Plan expire between six to ten years from the date of grant. In addition, our Board of Directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the Amended and Restated Share Option and RSU Plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the Company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. As of September 2010, the Amended and Restated Share Option and RSU Plan also enables the grant of RSUs (see below under “Amendment of the Amended and Restated Share Option and RSU Plan”).

Amendment of the Amended and Restated Share Option and RSU Plan

Subject to applicable law, our Board of Directors may amend the Amended and Restated Share Option and RSU Plan, provided that any action by our Board of Directors which will alter or impair the rights or obligations of an option or RSU holder requires the prior consent of that option/RSU holder. In December 2009, our shareholders approved an amendment to the Amended and Restated Share Option and RSU Plan, by adding a new subsection intended to extend the exercise period for fully vested and unexpired options to directors who have ceased to serve, from 6 months to 18 months. In September 2010, our Board of Directors amended the Amended and Restated Share Option and RSU Plan so as to enable the grant of RSUs. Our Board further amended the Amended and Restated Share Option and RSU Plan in August 2014 to extend the authority originally granted to our Compensation Committee to provide grantees, in their notice of grant, with a “Double Trigger” acceleration mechanism upon the occurrence of certain events. “Double Trigger” under the Amended and Restated Share Option and RSU Plan means that following a Corporate Transaction and during a one (1) year period starting from completion of the Corporate Transaction (i) the Grantee's employment with the Company (or the surviving entity following merger) is terminated not for Cause or for Serious Cause; or (ii) there is a change in the Grantee's position in the Company (or the surviving entity following merger) and the Grantee is not offered to continue to be employed in a comparable or more senior position and/or on comparable or more favorable terms. The terms “Corporate Transaction”, “Grantee”, “Cause” and “Serious Cause”, have the meanings ascribed to them in the Amended and Restated Share Option and RSU Plan.

The following tables present information regarding option and RSU grants under the Amended and Restated Share Option and RSU Plan, plus additional options and RSUs from former plans that have not yet expired as of December 31, 2022.

Cumulative Ordinary Shares Reserved for Option and RSU Grants		Remaining Reserved Shares Available for Option and RSU Grants		Options and RSUs Outstanding		Weighted Average Exercise Price
35,593,199	(1)	11,046,657	(2)	7,414,071	(3)	$2.95	(4)

(1)	Total of 4,784,600 relates to RSU grants and 30,808,599 relates to all options grants under all the Company’s Share Option and RSU plans commencing in 2003.

(2)	Total under all grants approved by the Board under all Company’s Share Option and RSU plans commencing in 2003.

(3)	Total of 2,108,339 relates to RSUs outstanding and 5,305,732 relates to options outstanding, under all the Company’s Share Option and RSU plans commencing in 2003.

(4)	Weighted average price refers only to options (option plans before 2012 have already expired).

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under all Company’s Share Option and RSU plans commencing in 2003 and under the Amended and Restated Share Option and RSU Plan) among directors and employees of the Company as of December 31, 2022:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	3,101,654	1,590,994

All other grantees	4,312,417	3,087,743

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of May 1, 2023 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares(2)	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (3)	7,167,174	8.47%
Joseph D. Samberg (4)	8,280,000	9.82%

(1)	Based on 84,356,307 ordinary shares outstanding as of May 11, 2023, excluding options to purchase ordinary shares which are vested or shall become vested within 60 days of May 1, 2023.

(2)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of May 1, 2023.

(3)
(i) 3,694,986 ordinary shares held by Zohar Zisapel; (ii) 250,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of May 1, 2023 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

As of April 24, 2023, approximately 97% of our ordinary shares were registered for trade and held in the United States and there were 29 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, beneficially owns 8.50% of our ordinary shares as of December 31, 2022. However, Zohar and Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.

Zohar Zisapel is the Chairman of the board of, in a few of which he holds shares in, RADWIN Ltd., RADIFLOW Ltd., Hailo Technologies Ltd., Zohar Properties, Klil and Michael Properties (1992) Ltd, RUN Rad Unlimited Networking Ltd., Tupaia Ltd., Carteav Ltd. and Hi Auto Ltd. He also serves as a director in the following companies, in a few of which he holds shares: RADCOM Ltd., NUANCE HEARING Ltd., RAD Data Communications Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., DriveU Tech Ltd., and Cylus Ltd., Cloud Cyber Security Ltd. (d/b/a Talon Cyber Security) and several other private holdings and real estate. Zohar Zisapel also holds more that 5% of the shares of the following companies: Nucleix Ltd., Vascular Grafts Solutions Ltd., Vectorious Ltd., and Sanoculis Ltd. The above list does not constitute a complete list of Zohar Zisapel’s holdings.

Some of the companies referred to above are known as the “RAD-BYNET Group”, a group of independent companies. Members of the RAD-BYNET Group sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services and medical insurance, as well as in connection with logistics services, such as transportation - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2022 was approximately $1.6 million.

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

Ms. Yael Langer, who served on our Board of Directors until the 2022 AGM, acts as general counsel for several RAD-BYNET Group companies and serves as a director in RADWARE Ltd.

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

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings. The aggregate purchase price of these components in 2022 was approximately $0.2 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2022 was approximately $0.1 million.

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

Export Sales

In 2022, our sales to end users located outside of Israel amounted to $292.3 million, or 99.0% of our $295.2 million revenues for this year.

Legal Proceedings

Class Action Claim (District Court of Tel Aviv - Economic Department)

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The class action claimed amount is approximately $75,000,000

On June 21, 2015, the Defendants filed their response to the motion, arguing that the motion should be dismissed.

On May 27, 2021, following a lengthy procedure that included filing of various pleadings and affidavits, evidentiary hearings, and submission of summaries, the Court ruled to certify the motion as a class action, while applying the Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings.

On June 9, 2021, the Court issued a decision suggesting that the parties refer the case to a mediation procedure.

The Company believes that the Ruling is erroneous and that the Defendants have strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”).

On October 20, 2021, the Plaintiff submitted his response to the Rehearing Motion and the Defendants submitted their reply to the Plaintiff’s response on November 23, 2021.

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

Without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties refer the case to a mediation procedure and designated the retired Judge B. Arnon as a mediator. After several mediation meetings were held, the mediation process ended without reaching a settlement.

On January 3, 2022 a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami.  Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, and in our case – U.S. law.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is U.S. law. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court commented that the Company’s claims based upon the Statute of Limitations should prima facie also be adjudicated under U.S. law.

On March 20, 2022, following the Court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law. The Plaintiff estimated the amended claim amount at $52,099,000.

On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the Court's decision, the parties filed a notice, informing the Court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

On November 3, 2022, the Defendants submitted their Statement of Defense, based on U.S law. On February 5, 2023, the Plaintiff submitted his response to the Defendants’ Statement of Defense. The parties are currently conducting preliminary procedures, including discovery and questionnaires. A preliminary hearing is scheduled for June 19, 2023.

As was held in the judgement rendered in the Rehearing Motion, U.S law presents a higher bar for Plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors. However, given that the class action is being adjudicated under U.S law and that the Court has yet to address the parties’ pleadings, the Company’s attorneys cannot assess, at this preliminary stage, the chances of acceptance of the class action.

 Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd, with respect to the lease agreement signed between the parties on April 11, 2019 (the "Lease Agreement"), under which the Company leases its offices and labs in Rosh Haayin.

The Company, the lessee, claims that Station Enterprises was late in delivering the possession to the lessee and has not fulfilled its maintenance and management obligations. Therefore, the Company claims that Station Enterprises breached its contractual obligations, causing the Company damages and expenses.

Due to such alleged breaches, the Company has set-off the rent and management fees against outstanding debts of Station Enterprises towards the Company and provided Station Enterprises with a set-off notice.

On February 8, 2022, Station Enterprises provided notice to the Company of the termination of the Lease Agreement, and also on the exercise of the bank guarantees provided to it in connection with the Lease Agreement, in the amount of approximately $682,000. The Company rejected the alleged termination notice, which was provided with no legal grounds, and further required Station Enterprises not to exercise the bank guarantees. This demand was disregarded, and the bank guarantees were exercised in full.

The Company instructed its legal counsel to file a claim against Station Enterprises, in the framework of which the court will be asked to issue a Declarative Order, declaring that the notice of termination was invalid and that Lease Agreement is valid and in force; to order Station Enterprises to reimburse the Company for the amount of the exercised bank guarantees; to order Station Enterprises to uphold and fulfil its contractual obligation and undertakings under the Lease Agreement and the management agreement; and to compensate the Company for the damages caused to it in an amount of approximately $328,000.

The Statement of Claim was filed on May 31, 2022. A Statement of Defense was filed on October 23, 2022, and a Statement of Response was filed on November 23, 2022.

On October 13, 2022, Station Enterprises Ltd. submitted a new claim against the Company, for its eviction from the leased premises. The Statement of Defense was filed on February 12, 2023.

Since both lawsuits deal with the same issues, on December 25, 2022, the Company submitted a request to consolidate the lawsuits.

On January 12, 2023, the judge determined that he would make a final decision on the request when submitting the statement of defense, which, as mentioned, was filed on February 12, 2023. On March 27, 2023 the judge ordered the consolidation of the hearings in the two lawsuits.

The parties agreed to refer the dispute in both claims to mediation to be first held on May 8, 2023.

A date for the first pre-trial hearing was set for June 21, 2023.

Despite the preliminary stage of the process, the Company’s attorneys advised the Company that based on the agreement between the parties, the Company has strong claims against Station Enterprises Ltd.

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

Significant Changes

See Item 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources” for a description of the January and June 2022 amendments to the credit facility.

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

Articles of Association

Our registration number with the Israeli Registrar of Companies is 51-235244-4. Our purpose as set forth in article 1 to our Articles of Association is to engage, directly or indirectly, in any lawful undertaking or business whatsoever. A copy of our Articles of Association is attached as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F. Exhibit 2.1 sets forth a description of our ordinary shares and certain provisions of our Articles of Association which are summaries and are qualified in their entirety by reference to the full text of our Articles of Association.

Material Contracts

For a description pertaining of our Credit Facility dated as of March 14, 2013 and signed by and between the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd., as amended from time to time, see Item 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources”. The summary provided is not complete and is qualified in its entirety by reference to the English summary of the material terms of such agreement including its amendments, which are filed as exhibits to this annual report and incorporated herein by reference

Except as otherwise disclosed in this annual report (including its exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Taxation

The following is a short summary of the tax environment to which shareholders may be subject. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each shareholder should consult his or her own tax or legal advisor.

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

The corporate tax rate in 2022 was 23%.

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

Dividends distributed by a Preferred Technology Enterprise paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing such for reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company (holding at least 90% of the share capital) and other conditions are met, the withholding tax rate will be 4%.

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

Generally, the tax rate applicable to capital gains derived from the sale of securities, listed on a stock market, is 25% for Israeli individuals. Additionally, if such individual shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any “means of control” in the company. “means of control” - including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director) the tax rate is increased to 30%. Israeli companies are subject to the regular corporate tax rate (currently, 23%) on capital gains derived from the sale of securities.

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017 the Added Tax rate has increased to 3% and the taxable income threshold was reduced to NIS 640,000 (amount is linked to the annual change in the Israeli consumer price index and was NIS 663,240 in 2022).

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends income tax is withheld at source at the following rates: 25%, increased to 30% for a shareholder that is considered a significant shareholder, as defined above, at the time of the distribution or at any time during the 12-month period preceding such distribution. However, if such shares are registered with a nominee company (as such term is used in the Israeli Securities Law, 5728-1968). Such dividends will be subject to Israeli withholding tax at a rate of 25% whether the recipient is a substantial shareholder or not. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprises or Benefited Enterprises or a Preferred Enterprise, in each case during the applicable benefits period is subject to withholding tax at a rate of 20%; unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year and certain other conditions are met, the tax withholding rate is reduced to 12.5%. Dividends received by such U.S. company distributed from income generated by an Approved Enterprise, a Benefited Enterprise, or a Preferred Enterprise, are subject to withholding tax at a rate of 15%. However, these provisions do not apply if the company generates certain amounts of passive income. The aforementioned rates under the U.S.-Israel Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2022, U.S. holders who acquired our ordinary shares in 2022 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination

If we are a PFIC, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions”, which could result in a reduction in the after-tax return to such U.S. holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the distributions that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. Furthermore, if we are a PFIC, each U.S. holder generally will be required to file an annual report with the IRS.

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

The U.S. federal income tax consequences to a U.S. holder if we were to be classified as a PFIC in 2022or any previous taxable year are complex. A U.S. holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2022, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2.4 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $3.0 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2022, we had outstanding forward like contracts in the amount of $73.8 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of December 31, 2022 are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022 in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Ms. Efrat Makov and Messers. Shlomo Liran, Rami Hadar, Ilan Rosen David Ripstein qualifies as an audit committee financial expert and is an independent director under the Nasdaq Rules and regulations of the SEC.

ITEM 16B.	CODE OF ETHICS

In November 2003, the Company’s Board of Directors adopted a Code of Ethics that applies to the CEO, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics and Compliance Program. In October 2014, and again in December 2016, we amended and expanded the Company’s Ethics and Compliance Program, in order to strengthen certain provisions thereunder. In July 2020, we updated the reference to the Company’s Chairman of the Corporate Audit Committee due to the replacement of Mr. Berger by Mr. Ripstein. A copy of the Company’s updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002 (Telephone no. +972-3-543-1000) (e-mail: ir@ceragon.com). In addition, it is also available on the Internet at www.ceragon.com. However, information contained on our website does not constitute a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2021		2022
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$678,000	93%	$706,142	91%
Audit related fees (2)	$8,500	1%	$5,000	1%
Tax Fees (3)	$45,000	6%	$59,644	8%
Total	$731,500	100%	$770,786	100%

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

All of the fees listed in the table above were approved by our Board of Directors, at the recommendation of our Financial Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of certain Nasdaq Rules, subject to certain exceptions and except to the extent that such exemptions would not be contrary to U.S. federal securities laws, so long as the foreign private issuer: (i) provides a written statement from an independent counsel in its home country certifying that the company’s practices are not prohibited by the home country law; and (ii) discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. The practices we currently follow in lieu of Nasdaq Rules are described below::

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-47 hereof.

Index to Consolidated Financial Statements	Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-5
Consolidated Balance Sheets	F-6 - F-7
Consolidated Statements of Operations	F-8
Consolidated Statements of Comprehensive Income (loss)	F-9
Consolidated Statements of Changes in Shareholders’ Equity	F-10
Consolidated Statements of Cash Flows	F-11 - F-12
Notes to Consolidated Financial Statements	F-13 - F-47

ITEM 19.	EXHIBITS

1.1	Articles of Association, as amended September 20, 2016 (1)
2.1	Description of Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (2)

4.2	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.3	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.4	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.5	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.6	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.7	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.8	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.9	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8)
4.10	Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms) (9)
4.11	Amendment No. 10, executed on June 25, 2020, to the Credit Facility (English summary of the material terms) (10)
4.12	Amendment No. 11, executed on May 3, 2021, to the Credit Facility (English summary of the material terms) (11)
4.13	Amendment No. 12, executed on June 30, 2021, to the Credit Facility (English summary of the material terms) (12)
4.14	Amendment No. 13, executed on January 2, 2022, to the Credit Facility (English summary of the material terms) (13)
4.15	Amendment No. 14, executed on June 26, 2022, to the Credit Facility (English summary of the material terms)
4.16	Amendment No. 15, executed on June 30, 2022, to the Credit Facility (English summary of the material terms)
4.17	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014 (4)
4.18	Lease agreement New Facilities at Rosh Ha’Ain, including its amendments (14)
8.1	List of Significant Subsidiaries (15)
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101	Inline XBRL Instance Document
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Labels Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
(11) Previously filed as exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference;
(12) Previously filed as exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference
(13) Previously filed as exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference;
(14) Previously filed as exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference.
(15) Previously filed as exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By: /s/ Doron Arazi.
Name: Doron Arazi
Title: President and Chief Executive Officer

Date: May 1, 2023

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 1, 2023 expressed an unqualified opinion thereon.

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

Inventory valuation

Description of the Matter
The Company’s inventories totaled $72.0 million as of December 31, 2022. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Reserves for potentially obsolete inventory are made based on management's analysis of inventory aging, future sales forecasts, and market conditions.

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
May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Ceragon Networks Ltd. and subsidiaries' (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and our report dated May 1, 2023 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
May 1, 2023

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2021	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$17,079	$22,948
Trade receivables (net of allowance for credit losses of $ 7,470 and $ 22,410 at December 31, 2021 and 2022, respectively)	10	107,826	100,034
Other accounts receivable and prepaid expenses	3	17,179	15,756
Inventories	4	61,398	72,009

Total current assets		203,482	210,747

NON-CURRENT ASSETS:

Trade receivables (net of allowance for credit losses of $1,117 and $0 at December 31, 2021 and 2022, respectively)	10	10,484	-
Severance pay and pension fund		5,648	4,633
Property and equipment, net	5	29,383	29,456
Intangible assets, net	6	6,274	8,208
Operating lease right-of-use assets	13	20,233	17,962
Other non-current assets		17,059	18,312

Total long-term assets		89,081	78,571

Total assets		$292,563	$289,318

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables		$69,436	$67,384
Deferred revenues	16	3,384	3,343
Short-term loans	8	14,800	37,500
Operating lease liabilities	13	4,359	3,745
Other accounts payable and accrued expenses	7	23,704	20,864

Total current liabilities		115,683	132,836

LONG-TERM LIABILITIES:
Accrued severance pay and pensions		10,799	9,314
Deferred revenues	16	9,275	11,545
Operating lease liabilities	13	17,210	13,187
Other long-term payables		2,445	2,653

Total long-term liabilities		39,729	36,699

COMMITMENTS AND CONTINGENT LIABILITIES	12

SHAREHOLDERS' EQUITY:	14
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 120,000,000 shares at December 31, 2021 and 2022; Issued: 87,413,119 and 87,834,902 shares at December 31, 2021 and 2022, respectively; Outstanding: 83,931,596 and 84,353,379 shares at December 31, 2021 and 2022, respectively		224	224
Additional paid-in capital		428,244	432,214
Treasury shares at cost – 3,481,523 ordinary shares at December 31, 2021 and 2022		(20,091)	(20,091)
Accumulated other comprehensive loss		(9,507)	(11,156)
Accumulated deficit		(261,719)	(281,408)

Total shareholders' equity		137,151	119,783

Total liabilities and shareholders' equity		$292,563	$289,318

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2021	2022

Revenues	17	$262,881	$290,766	$295,173
Cost of revenues		187,236	202,389	202,110

Gross profit		75,645	88,377	93,063

Operating expenses:
Research and development, net		30,997	29,473	29,690
Sales and marketing		33,021	33,509	35,795
General and administrative		19,199	20,589	34,295
Other operating expenses	1b	-	-	4,220

Total operating expenses		83,217	83,571	104,000

Operating income (loss)		(7,572)	4,806	(10,937)
Financial expenses and others, net	18	5,923	8,625	6,306

Loss before taxes on income		(13,495)	(3,819)	(17,243)

Taxes on income	15c	2,618	11,009	2,446
Equity loss in affiliates		979	-	-

Net loss		$(17,092)	$(14,828)	$(19,689)

Net loss per share:

Basic and diluted net loss per share		$(0.21)	$(0.18)	$(0.23)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share		81,149,687	83,414,831	84,132,982

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2020	2021	2022

Net loss	$(17,092)	$(14,828)	$(19,689)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(929)	(325)	353

Cash flow hedges:
Change in net unrealized gains	1,752	346	(4,057)
Amounts reclassified into net loss	(225)	(1,460)	2,055

Net change	1,527	(1,114)	(2,002)

Other comprehensive income (loss), net	598	(1,439)	(1,649)

Total of comprehensive loss	$(16,494)	$(16,267)	$(21,338)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2020	80,662,805	215		418,062	(20,091)	(8,666)	(229,099)	160,421

Cumulative effect of adoption of ASU Topic 326	-	-		-	-	-	(700)	(700)
Exercise of options and vesting of RSU's	1,040,561	3		1,234	-	-	-	1,237
Share-based compensation expense	-	-		1,662	-	-	-	1,662
Other comprehensive income, net	-	-		-	-	598	-	598
Net loss	-	-		-	-	-	(17,092)	(17,092)

Balance as of December 31, 2020	81,703,366	218		420,958	(20,091)	(8,068)	(246,891)	146,126

Exercise of options and vesting of RSU's	2,228,230	6		4,724	-	-	-	4,730
Share-based compensation expense	-	-		2,562	-	-	-	2,562
Other comprehensive loss, net	-	-		-	-	(1,439)	-	(1,439)
Net loss	-	-		-	-	-	(14,828)	(14,828)
Exercise of options and vesting of RSU's
	83,931,596	$224		$428,244	$(20,091)	$(9,507)	$(261,719)	$137,151
Balance as of December 31, 2021

Exercise of options and vesting of RSU's	422,085	*	)	410	-	-	-	410
Share-based compensation expense	-	-		3,560	-	-	-	3,560
Other comprehensive loss, net	-	-		-	-	(1,649)	-	(1,649)
Net loss	-	-		-	-	-	(19,689)	(19,689)

Balance as of December 31, 2022	84,353,681	$224		$432,214	$(20,091)	$(11,156)	$(281,408)	$119,783

*) Represent an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net loss	$(17,092)	$(14,828)	$(19,689)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	12,861	12,246	11,040
Loss from sale of property and equipment, net	-	82	20
Share-based compensation expense	1,662	2,562	3,560
Increase (decrease) in accrued severance pay and pensions, net	488	(418)	(445)
Decrease (increase) in trade receivables, net	9,345	(11,150)	18,428
Increase in other accounts receivable and prepaid expenses (including other long-term assets)	(6,661)	(6,976)	(345)
Decrease (increase) in inventories	9,919	(11,908)	(11,155)
Decrease in operating lease right-of-use assets	5,121	5,713	3,571
Increase (decrease) in trade payables	1,953	5,883	(2,018)
Increase in deferred revenues	2,988	1,672	2,229
Decrease (increase) in deferred tax assets, net	(173)	8,279	-
Decrease in operating lease liability	(5,112)	(4,620)	(5,937)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	1,946	(1,556)	(4,154)

Net cash provided by (used in) operating activities	17,245	(15,019)	(4,895)

Cash flows from investing activities:
Purchase of property and equipment	(6,077)	(9,383)	(10,464)
Proceeds from sale of property and equipment	-	200	-
Purchase of intangible assets	(412)	(212)	(1,957)

Net cash used in investing activities	(6,489)	(9,395)	(12,421)

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2021	2022
Cash flows from financing activities:

Proceeds from (repayment of) bank credits and loans, net	(8,621)	9,800	22,700
Proceeds from exercise of stock options	1,237	4,730	410

Net cash provided by (used in) financing activities	(7,384)	14,530	23,110

Translation adjustments on cash and cash equivalents	(210)	(138)	75

Increase (decrease) in cash and cash equivalents	3,162	(10,022)	5,869

Cash and cash equivalents at the beginning of the year	23,939	27,101	17,079

Cash and cash equivalents at the end of the year	$27,101	$17,079	$22,948

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$3,003	$1,995	$1,871

Cash paid for interest on bank loans and factoring fees	$1,137	$1,280	$3,456

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

b.
In the summer of 2022, Aviat Networks Inc. (“Aviat”), a competitor of the Company has launched a hostile takeover attempt against the Company, after purchasing more than 5% of the Company outstanding shares. Total expenses associated with the hostile takeover amounted to $4,220 for the year ended December 31, 2022 and presented as part of the other operating expenses in the Company's consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

a.Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

b.Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to intangible assets, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision and allowance for credit loss. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

g.Long-term trade receivables

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

i.Intangible assets, net:

Intangible assets consist of technology and incurred software development costs capitalized in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed".

 Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives.

j.Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the years 2020, 2021 and 2022, no impairment losses have been recognized.

k.Income taxes:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Research and development expenses, net:

Research and development expenses, net of government grants, are charged to the statement of operations as incurred, except for development expenses which were capitalized in accordance with ASC 985-20 "Software – Costs of Software to be Sold, Leased, or Marketed" (see i above).

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2020, 2021 and 2022 in the amount of $178, $(417) and $290 respectively. As of December 31, 2021 and 2022, the warranty provision was $1,691 and $1,401 respectively.

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

q.Transfers of financial assets:

ASC 860 "Transfers and Servicing", ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to four financial institutions.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2021, and 2022, the Company sold trade receivables to several different financial institutions in a total net amount of $ 36,047 and $ 29,070, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2020, 2021 and 2022, the Company recorded amounts of $ 575, $ 905 and $ 1,262, respectively, as financial expense related to its factoring arrangements.

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

As of December 2021 and 2022, accrued severance pay amounted to $8,453 and $7,284 respectively. Severance expense for the years ended December 31, 2020, 2021 and 2022, amounted to approximately $2,538, $1,906 and $2,859, respectively.

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

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following assumptions for 2020, 2021 and 2022:

	December 31,
	2020	2021	2022

Dividend yield	0%	0%	0%
Volatility	60% - 85%	66% - 87%	47% - 73%
Risk free interest	0.1% - 1.0%	0.1% - 1.3%	2.1% - 4.1%
Early exercise multiple	1.5 - 1.6	1.55	2.20

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance as of January 1, 2022	$731	$(10,238)	$(9,507)

Other comprehensive income (loss) before reclassifications	(4,057)	353	(3,704)
Amounts reclassified from AOCI	2,055	-	2,055

Other comprehensive income (loss)	(2,002)	353	(1,649)

Balance as of December 31, 2022	$(1,271)	$(9,885)	$(11,156)

The effects on net loss of amounts reclassified from AOCI for the year ended December 31, 2022 derive from realized losses on cash flow hedges, included in cost of sales and operating expenses.

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

The total weighted average number of shares related to the outstanding options and RSU's excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 4,204,381, 1,695,149 and 5,599,666 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

y.Impact of recently issued Accounting Standards:

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

NOTE 3:-OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2022

Government authorities	$9,022	$7,867
Deferred charges and prepaid expenses	6,214	6,087
Deposits receivable	279	473
Advances to suppliers	256	405
Hedging asset	852	8
Other	556	916

	$17,179	$15,756

NOTE 4:-INVENTORIES

	December 31,
	2021	2022

Raw materials	$22,581	$35,111
Work in progress	423	143
Finished products	38,394	36,755

	$61,398	$72,009

During the years ended December 31, 2020, 2021 and 2022, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $2,919 $ 1,907 and $1,980, respectively that have been included in cost of revenues.

As of December 31, 2022, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $18,162. The commitments are due primarily within one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2022
Cost:
Computers, manufacturing, peripheral equipment	$133,465	$143,522
Office furniture and equipment	2,341	2,372
Leasehold improvements	1,460	1,694

	137,266	147,588
Accumulated depreciation:
Computers, manufacturing, peripheral equipment	105,300	115,260
Office furniture and equipment	1,578	1,724
Leasehold improvements	1,005	1,148

	107,883	118,132

Depreciated cost	$29,383	$29,456

Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 were $10,668, $11,845 and $10,620 respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2020, 2021 and 2022 amounted to $1,562, $1,058 and $ 586, respectively.

NOTE 6:-INTANGIBLE ASSETS, NET

Intangible assets:

The following table sets forth the components of intangible assets:

	December 31,
	2021	2022
Original amounts:
Technology	$4,325	$6,679
Software development costs	2,879	2,879

	7,204	9,558

Accumulated amortization:
Technology	-	17
Software development costs	930	1,333

	930	1,350

Net amounts:
Technology	4,325	6,662
Software development costs	1,949	1,546

Intangible assets, net	$6,274	$8,208

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-INTANGIBLE ASSETS, NET (Cont.)

Technology includes mainly perpetual software licenses to be used in the Company's research and development activities. During 2022, the Company purchased $2,353 technology, out of which $551 was not resulted in cash flow outflows as of December 31, 2022. Some of the software license agreements provide a commitment of the Company for royalties payments upon future sales of the related developed products. Software development costs are amortized over 7 years and Technology costs are amortized over 5 to 10 years. Amortization expenses for the years ended December 31, 2020, 2021 and 2022 amounted to $393, $401 and $420 respectively.

The following table represents the expected amortization in future periods, as of December 31, 2022:

2023	587
2024	617
2025	1,389
2026	1,320
2027	969
2028 and thereafter	3,326
Total expected amortization	8,208

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2021	2022

Employees and payroll accruals	$11,799	$10,047
Provision for warranty costs	1,691	1,401
Government authorities	2,223	1,815
Accrued expenses	2,403	2,376
Advanced payments from customers	5,044	3,604
Hedging Liability	313	1,423
Other	231	198

	$23,704	$20,864

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	CREDIT LINES

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In June 2022, the Company signed the latest amendment to the agreement in the frame of which the Credit Facility was extended by additional 1 year, till June 30, 2023. This amendment also included an increase of $12,200 to $62,200 to the Credit Facility for loans and a decrease of same amount to the bank guarantees credit lines to $57,800 in a way that the total credit facilities for bank guarantees and for loans remains unchanged. Furthermore, an amendment signed earlier in 2022 updated the definitions of interest in the agreement to reflect changes related to the adoption of the new Secured Overnight Financing Rate (“SOFR”) interest.

As of December 31, 2022, the Company has utilized $37,500 of the $62,200 available under the Credit Facility for short term loans. As of December 31, 2022, the Company has not utilized the $5,000 available credit facility from other financial institution. During 2022, the credit lines carried interest rates in the range of 2.1% and 8.0%.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2021 and 2022, the Company met all of its covenants.

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

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- DERIVATIVE INSTRUMENTS (Cont.)

The fair value of derivative contracts in the consolidated balance sheets at December 31, 2021 and December 31, 2022 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2021
Derivatives designated as hedging instruments:
Currency forward contracts	$743	$(12)
Derivatives not designated as hedging instruments:
Currency forward and option contracts	109	(301)

Total derivatives	$852	$(313)

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2022
Derivatives designated as hedging instruments:
Currency forward contracts	$-	$(1,271)
Derivatives not designated as hedging instruments:
Currency forward and option contracts	8	(152)

Total derivatives	$8	$(1,423)

The notional amounts for derivatives contracts were as follows:

	December 31,
	2021	2022
Derivatives designated as hedging instruments:
Currency forward contracts	$41,832	$42,848
Derivatives not designated as hedging instruments:
Currency forward and option contracts	$34,304	$16,082

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

The effect of derivative contracts on the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022 was as follows:

	Year ended December 31,
	2020	2021	2022

Operating income (expense)	$225	$1,460	$(2,055)

Financial income (expenses)	$(894)	$304	$(170)

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

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

	December 31,
	2021	2022

Balance, at beginning of Period	$6,198	$8,587
Provision for expected credit losses	3,087	14,489
Amounts written off charged against the allowance and others	(698)	(666)

Balance, at end of period	$8,587	$22,410

NOTE 11:- PENSION LIABILITIES, NET

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2022, all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

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

NOTE 11:-PENSION LIABILITIES, NET (Cont.)

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

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2021 and 2022, and the statement of funds status as of December 31, 2021 and 2022:

	December 31,
	2021	2022
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,510	2,512
Interest cost	38	37
Expenses paid	(170)	(153)
Exchange rates differences	(85)	(252)
Actuarial loss	219	26

Projected benefit obligation at end of year	$2,512	$2,170

The assumptions used in the measurement of the Company' benefits obligations as of December 31, 2021 and 2022 are as follows:

	December 31,
	2021	2022
Weighted-average assumptions
Discount rate	1.90%	3.00%
Rate of compensation increase	2.75%	3.50%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond. For purposes of calculating the 2022 net periodic benefit cost and the 2022 benefit obligation, the Company has used a discount rate of 3.00%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2020, 2021 and 2022:

	December 31,
	2020	2021	2022
Components of net periodic benefit cost
Service cost	$-	$-	$-
Interest cost	52	38	37

Net periodic benefit cost	$52	$38	$37

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-PENSION LIABILITIES, NET (Cont.)

Benefit payments are expected to be paid as follows:

December 31,
2022
2023	140
2024	134
2025	137
2026	147
2027 and thereafter	1,612

$2,170

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

Interest cost and actuarial gain or losses are presented in financial expenses and others, net.

For the years ended December 31, 2020, 2021 and 2022, an actuarial loss of $241, $219 and $26 respectively, was recognized in "finance expenses and others, net".

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Leases

See Note 13 “Leases” for lease related commitments as of December 31, 2022.

b.During 2020, 2021 and 2022, the Company received several grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2020, 2021 and 2022 in the amount of $996, $691 and $460, respectively.

c.Charges and guarantees:

As of December 31, 2021 and 2022, the Company provided guarantees in an aggregate amount of $37,236 and $28,737 (including bank guarantee disclosed in Note 12d), respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

d.Litigations

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1)	Class action claim (District Court of Tel Aviv - Economic Department)

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The class action claimed amount is $75,000.

On June 21, 2015, the Defendants filed their response to the motion, arguing that the motion should be dismissed.

On May 27, 2021, following a lengthy procedure that included filing of various pleadings and affidavits, evidentiary hearings, and submission of summaries, the Court ruled to certify the Motion as a class action, while applying the Israeli Law (“the Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings. According to the Ruling, it is possible that the Company included misleading statements in the Company’s SEC filings.

On June 9, 2021 the Court issued a decision suggesting that the parties will refer the case to a mediation procedure.

The Company believes that the Ruling is erroneous and that the Defendants has strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”).

On October 20, 2021, the Plaintiff submitted his response to the Rehearing Motion and the Defendants submitted their reply to the Plaintiff’s response on November 23, 2021.

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

Meanwhile, and without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties will refer the case to a mediation procedure, and designated the retired Judge B. Arnon as a mediator. After several mediation meetings were held, the mediation process ended without reaching a settlement.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On January 3, 2022 a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami. Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, and in our case - US law.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is US law. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under the US law. The Court commented that the Company’s claims based upon the Statute of Limitations should prima facie also be adjudicated under the US law.

On March 20, 2022, following the Court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of US law. The Plaintiff estimated the amended claim amount at $ 52,099.

On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the Court's decision, the parties filed a notice, informing the Court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

On November 3, 2022, the Defendants submitted their Statement of Defense, based on U.S law.

On February 5, 2023, the Plaintiff submitted his response to the Defendants’ Statement of Defense.

A preliminary hearing is scheduled for June 19, 2023.

As was held in the judgement rendered in the Rehearing Motion, U.S law presents a higher bar for Plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors. However, given that the class action is being adjudicated under U.S law and that the Court has yet to address the parties’ pleadings, the Company’s attorneys cannot asses, at this preliminary stage, the chances of the class action to be accepted.

2)	Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd, with respect to the lease agreement signed between the parties on April 11, 2019 (the "Lease    Agreement"), under which the Company leases its offices and labs in Rosh Haayin.

The Company, the lessee, claims that Station Enterprises was late in delivering the possession to the lessee and has not fulfilled its maintenance and management obligations. Therefore, the Company claims that Station Enterprises breached its contractual obligations, causing the Company damages and expenses.

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

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022

Components of lease expense
Operating lease cost	$5,484	$4,869	$4,428
Short-term lease	$43	$100	$52
Total lease expenses	$5,527	$4,969	$4,480

	Year ended December 31,
	2020	2021	2022

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$5,489	$4,843	$4,497

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$1,773	$19,166	$1,300

For the year ended December 31, 2022, the weighted average remaining lease term is approximately seven years, and the weighted average discount rate is 5 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2022 were as follows:

2023	3,799
2024	2,774
2025	2,290
2026	2,101
2027and thereafter	8,819
Total operating lease payments	19,783
Less: imputed interest	2,851
Present value of lease liability	16,932

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SHAREHOLDERS' EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol "CRNT".

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock options plans:

1.
In 2003, the Company adopted a share option plan which has been extended or replaced from time to time. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan expires in December 2023. The Company needs to reserve, and the Board of Directors has reserved, sufficient authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in the Plan. Since the last amendment in 2014, the Company has reserved 14,957,511 units under the Plan. As of December 31, 2022, an aggregate of 1,043,964 ordinary shares were available for future grants under the plan.

2.	The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2022:

	Year ended December 31, 2022
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,186,446	$3.40	4.01	$534
Granted	1,478,696	2.33
Exercised	(226,116)	1.81
Forfeited or expired	(1,133,294)	4.42

Outstanding at end of the year	5,305,732	$2.95	3.83	$19

Options exercisable at end of the year	2,735,334	$2.99	2.86	$3

Vested and expected to vest	4,052,658	$2.96	3.50	$10

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted average fair value of options granted during 2020, 2021 and 2022 was $1.06, $2.25 and $1.32, respectively.

The intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 was $770, $5,519 and $117, respectively.

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2022:

	Year ended December 31, 2022
	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	699,679	$1,805
Granted	1,805,163
Vested	(195,969)
Forfeited	(200,534)

Unvested at end of the year	2,108,339	$4,027

Vested and expected to vest	1,564,025	$2,987

The weighted average fair value at grant date of RSUs granted during 2020, 2021 and 2022 was $2.11, $4.07 and $2.56, respectively.

As of December 31, 2022, the total unrecognized estimated compensation cost related to non-vested stock options and RSU`s granted prior to that date was $5,490, which is expected to be recognized over a weighted average period of approximately one year.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2020, 2021 and 2022, was comprised as follows:

	Year ended December 31,
	2020	2021	2022

Cost of revenues	$110	$289	$587
Research and development, net	243	236	405
Sales and marketing	545	700	1,355
General and administrative	764	1,337	1,213

Total share-based compensation expenses	$1,662	$2,562	$3,560

c.	Dividends:

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

As of December 31, 2022, the 14 years have passed for the three Approved Enterprise programs.

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

4.Tax rates:

Taxable income of Israeli companies was subject to tax at the rate - 23% in the years 2020, 2021 and 2022.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also note 15.a2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company's tax assessments through 2016 tax year are considered final.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

b.	Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective counties of residence.

c.	The income tax expense for the years ended December 31, 2020, 2021 and 2022 consisted of the following:

	Year ended December 31,
	2020	2021	2022

Current	$2,641	$2,181	$1,140
Deferred	(23)	8,828	1,306

	$2,618	$11,009	$2,446

Domestic (Israel)	$839	$8,844	$664
Foreign	1,779	2,165	1,782

	$2,618	$11,009	$2,446

d.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2021	2022
Deferred tax assets:

Net operating loss carry forward	$64,353	$65,148
Temporary differences:
Allowance for credit loss	13,595	17,087
Research and development	6,003	6,092
Lease liabilities	4,975	3,891
Unrealized foreign exchange gains/losses	1,197	2,285
Vacation	539	591
Severance	1,012	1,090
Other	-	1,652

Deferred tax assets before valuation allowance	91,674	97,836
Valuation allowance	(86,191)	(93,529)

Deferred tax assets	5,483	4,307

Deferred tax liabilities:
Property and equipment, net	(315)	(145)
Right-of-use lease assets	(4,609)	(4,140)
Unrealized foreign exchange gains/losses	(303)	-
Other	(256)	(22)

Deferred tax asset, net	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded valuation allowance amounting $86,191 and $93,529 as of December 31, 2021 and 2022 respectively.

e.	Net operating loss carry forward and capital loss:

As of December 31, 2022, the Company has accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $195,722 and $8,130, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2022, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $16,023 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2022, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $31,775 that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum 30% of the annual taxable income.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

f.Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2020	2021	2022

Domestic	$(24,192)	$(5,430)	$(20,850)
Foreign	10,697	1,611	3,607

	$(13,495)	$(3,819)	$(17,243)

g.Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2020	2021	2022
Income (loss) before taxes as reported in the consolidated statements of operations	$(13,495)	$(3,819)	$(17,243)

Statutory tax rate	23%	23%	23%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$(3,104)	$(878)	$(3,966)
Non-deductible expenses and other permanent differences	(111)	(1,602)	265
Non-deductible expenses related to employee stock options	383	590	819
Deferred tax assets on losses and other temporary differences for which valuation allowance was provided, net	5,318	12,326	5,378
Other	132	573	(50)

Actual tax expense (benefit)	$2,618	$11,009	$2,446

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-TAXES ON INCOME (Cont.)

h.A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2021	2022

Beginning balance	$2,421	$2,367
Decreases in tax positions for prior years	(538)	(537)
Increases related to tax positions taken during prior years	59	132
Increase related to tax positions taken during the current year	425	330

Ending balance	$2,367	$2,291

The Company has further accrued $349 due to interest and penalty related to uncertain tax positions as of December 31, 2022.

NOTE 16:-	REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the year ended December 31, 2022:

	Year ended December 31, 2021	Year ended December 31, 2022

Balance, beginning of the period	$10,987	$12,659
New performance obligations	6,329	6,458
Reclassification to revenue as a result of satisfying performance obligations	(4,657)	(4,229)

Balance, end of the period	12,659	14,888
Less: long-term portion of deferred revenue	9,275	11,545
Current portion, end of period	$3,384	$3,343

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2022, which are expected to be satisfied and recognized in future periods:

	2024	2025 and thereafter
Unsatisfied performance obligations	670	10,875

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

NOTE 17:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following tables present total revenues for the years ended December 31, 2020, 2021 and 2021 and long-lived assets as of December 31, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Revenues:

North America (*)	$38,165	$47,505	$67,108
Europe	44,832	47,382	42,909
Africa	23,497	23,165	19,324
Asia-Pacific and Middle East	47,677	32,008	32,970
India	62,047	86,088	80,957
Latin America	46,663	54,618	51,905

	$262,881	$290,766	$295,173

(*) As of December 31, 2022, 2021 and 2020 87%, 72% and 79% represents revenues in the United States.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Long-lived assets, net:	December 31,
	2021	2022

Israel	$42,192	$41,076
Others	7,424	6,342
Total long-lived assets, net (*)	$49,616	$47,418

(*) Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets

c.	Major customer data as a percentage of total revenues:

In 2022, the company had revenues from two customers that represent two groups of affiliated companies equaling 22.77% and 12.39%, and a single customer that accounted for approximately 12.44% total revenues. In 2021, the Company had revenues from two customers that represent two groups of affiliated companies equaling 18.77% and a single customer equaling 11.37% of total revenues. In 2020, the company had revenues from a single customer that represents group of affiliated companies equaling 22.1% of total revenues.

NOTE 18:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses and others, net:

	Year ended December 31,
	2020	2021	2022

Financial income:
Interest on deposits	$79	$160	$107
Foreign currency translation differences and derivatives	1,330	571	3,054
Others	807	-	-

	2,216	731	3,161
Financial expenses:
Bank charges and interest on loans	(4,130)	(4,650)	(5,016)
Foreign currency translation differences and derivatives	(3,716)	(4,449)	(4,451)
Others	(293)	(257)	-

	(8,139)	(9,356)	(9,467)

	$(5,923)	$(8,625)	$(6,306)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net loss per share:

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2020	2021	2022
Numerator:
Numerator for basic and diluted net loss per share - loss available to shareholders of Ordinary shares	$(17,092)	$(14,828)	$(19,689)

Denominator:
Denominator for basic and diluted net loss per share – adjusted weighted average number of Ordinary shares	81,149,687	83,414,831	84,132,982

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, medical insurance, as well as in connection with logistics services, the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $1,801 ,$2,677 and $1,662 in 2020, 2021 and 2022, respectively.

The Company leased its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases were expired by the end of 2021.

The aggregate amount of rent and maintenance expenses related to these properties were approximately $2,099, $894 and $0 in 2020, 2021 and 2022, respectively.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $83, $305 and $122 for the years ended December 31, 2020, 2021 and 2022, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The Company purchases certain property and equipment from members of the RAD-BYNET group, the aggregate purchase price of these assets was approximately $274, $175 and $180 for the years ended December 31 2020, 2021 and 2022, respectively.

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

Transactions with related parties:

	Year ended December 31,
	2020	2021	2022

Revenues	$5,843	$394	$47
Cost of revenues	$4,715	$1,125	$345

Research and development expenses	$1,245	$608	$115

Sales and marketing expenses	$731	$617	$284

General and administrative expenses	$913	$1,527	$1,040
Purchase of property and equipment	$274	$175	$180

Balances with related parties:

	December 31,
	2021	2022

Trade payables, other accounts payable and accrued expenses	$376	$380
Trade Receivables	$78	$-