Form 20-F
period 2023-12-31
CERAGON NETWORKS LTD
filed 2024-03-21
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,418,321 Ordinary Shares, NIS 0.01 par value.

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

Yes ☑          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•
if we fail to effectively cope with the high volatility in the supply needs of our customers, we may be unable to timely fulfill our customer commitments (for example, delivery issues due to long lead time and availability of components and manufacturing power), and may be obligated to pay expediting fees to our contract manufacturers, penalties to our customers for delays, and may be subject to order cancelation, all of which would adversely affect our business and results of operations;

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

•
the effects of volatility in our revenues, margins and working capital needs and the incurrence of substantial losses and negative cash flows that we have experienced in recent years, which if continue, would adversely affect our business and financial condition and in such case we cannot assure that we will be able to maintain improving trends and convert our current backlog into profitability and positive operating cash flows;

•
we may be exposed to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required due to inaccurate forecasts or business changes. In addition, part of our inventory may be written off, which would increase our cost of revenues;

•	competition from other wireless transport equipment providers and from other communication solutions that compete with our wireless solutions;

•
we rely on third-party manufacturers, suppliers and service providers and such reliance may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in the case of a single source supplier;

•
the global supply of electronic components, including integrated circuits has experienced a sharp increase in demand in the past several years, coupled with a lack of sufficient production capacity, which has effected and may still effect the lead-time for our components and their prices;

•
increased breaches of network or information technology security along with an increase in cyber-attack activities, either on our or our customers’ networks, could have an adverse effect on our business;

•
merger and acquisition activities expose us to risks and liabilities, potential adverse reactions or changes to business relationships, including those resulting from the completion of the transaction with Siklu and our revenues, net income and operating cash flow attributed to the Siklu business might deviate significantly from anticipated levels;

•
the expansion of our service offering to new areas, including managed services, software-based services (SaaS) and solutions for wireless communication networks design, might pose product development, marketing, sales, operation, implementation and support challenges that might result in significant losses and may adversely affect our financial results and achievement of projected revenues levels;

•
risks related to expansion into new market segments, such as the private networks market, the development and commercialization of new products, and the rapid change in the markets for our products and in related technologies and operational concepts development;

•	risks related to our forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize as we predicted;

•	risks relating to the failure to attract or retain qualified and skilled “talents” and personnel and the intense competition for such “talents” and personnel;

•
difficulties in predicting our gross margin as it is exposed to significant fluctuations as a result of potential changes in the various geographical locations where we generate revenues as well as product mix and software and services portions;

•
our engagement in providing installation or rollout projects for our customers and end users whether directly or via third party prime contractor, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, delays or failures in acceptance testing procedures, and potential significant collection risk from our customers all of which may result in substantial period-to-period fluctuations in our results of operations, cash flow and financial condition;

•	changes in privacy and data protection laws and regulations could have an adverse effect on our business prospects, results of operations, and financial condition;

•	the impact of complex and evolving regulatory requirements in which we operate, on our business, results of operations and financial condition;

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

•	risks related to fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls;

•	the occurrence of international, political, regulatory or economic events in emerging markets, where the majority of our sales is made;

•	risks relating to disagreements with tax authorities regarding tax positions that we have taken which may result in increased tax liabilities;

•	the impact of industry downturn, reduction in our customers’ profitability due to increased regulation or new mobile services requirements;

•
the impact of the latest Israel-Hamas war, as well as the conditions in the Middle East, could impede our ability to sell, operate and develop, manufacture and deliver products and components and harm our business and financial results; and

•
risks relating to attempts for a hostile takeover, or shareholder activism, which may, divert our management’s and Board’s attention and resources from our business and could give rise to perceived uncertainties as to our future direction, could result in the loss of potential business opportunities, limit our ability to raise funds and make it more difficult for us to attract and retain qualified personnel for positions in both management and Board levels.

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

The global nature of our activity and our global presence and operation in different countries, regulatory, legal and financial regimes, exposes us to a wide spread of customers, suppliers, subcontractors and contractors, and, in turn, to global and local macro and micro developments. In response to rising inflation in recent years, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Recent increases in interest rates and weak economic conditions, has reduced, and may continue to reduce, the amount of disposable income customers have, which, in turn, reduces customer spending. This has had, and may continue to have, an adverse effect on our business, financial condition and results of operations. The recent increase in inflation rates in the markets in which we operate may lead us to experience higher labor costs, energy costs, water costs, transportation costs, wafer costs and other costs associated with raw materials from suppliers. Our suppliers may raise their prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices, even if possible, may not be accepted by our customers, and there is no assurance that we will be able to increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future. Further, recent increases in interest rates, and any additional increases in interest rates, lead us, and our customers, to experience higher financing costs, which may, in turn, negatively affect our business, financial condition and results of operations. In addition to rising inflation, the global economy has also been impacted by fluctuating foreign exchange rates and geopolitical tensions, which could result in supply chain disruptions. As we have substantial international operations, fluctuations in exchange rates between the currencies in which we operate and the U.S. dollar could increase our operating costs and adversely affect our results of operations, profits and cash flows. The duration and extent of rising inflation, higher interest rates, foreign exchange rate fluctuations, geopolitical tensions and other macroeconomic headwinds are uncertain and we cannot accurately predict whether we will be able to effectively mitigate their impact on our business. Such developments might have direct or indirect impacts on our business and results of operations, which are hard to predict, monitor or assess, causing uncertainties and high volatility with respect to our estimated or expected results of operations, and, could have an adverse effect on our business, results of operations and financial condition. Our business, and our customers’ businesses, are sensitive to macroeconomic conditions.

Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, customer confidence, recession or recessionary indicators, supply chain issues, unemployment rates and real wages, are among the most significant factors that impact customer spending behavior. Specifically, due to the complexity of our supply chain, we have experienced and may continue to experience increase in shipment costs, due to macroeconomic and geopolitical issues (such as the recent hostilities effecting maritime shipment in the Red Sea, causing increase in shipment costs and delays in lead-time, as well as increase in related insurance policies’ premiums), regulatory actions, including sanctions and trade restrictions, labor disturbances and approval delays, which impacted our ability to timely meet demand in certain instances. These adverse market forces have a direct impact on our overall performance. Any such disruptions could have a material adverse impact on our business and our results of operation and financial condition.

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

We experience high volatility in the supply needs of our customers, which from time to time lead to delivery issues due to long lead time and availability of components and manufacturing power. If we fail to effectively cope with such volatility and short-noticed supply demands of our customers, we may be unable to timely fulfill our customer commitments which would adversely affect our business and results of operations.

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

A significant portion of our business is concentrated with certain customers. In 2023, approximately 44.8% of our total revenues were attributed to two customers. In 2022, approximately 31.3% of our total revenues were attributed to two customers and in 2021, approximately 28.3% of our total revenues were attributed to two customers. The loss of significant customers or any material reduction in orders from them, in the absence of gaining new significant customers to replace such lost business, has adversely affected, and in the future could adversely affect, various aspects of our results of operations and our financial condition.

In addition, we have difficulty in projecting future revenues from these customers, since (i) our sales are mostly generated from case-by-case purchase orders rather than long-term contracts, our customers are not obligated to purchase from us a fixed amount of products or services over any period of time, and may terminate or reduce their purchases from us at any time without prior notice or penalty; (ii) customers might not be bound by any minimum quota; (iii) the ordering pattern and volume of business directed to us by such customers may fluctuate as a result of numerous parameters, including changing spending policies, changes in prices, rollout strategy and local market conditions and (iv) the delivery schedule to such customers may be changed by them and adversely affect our revenue working capital and cashflow. Any credit crunch, distressed financial situation or insolvency on the part of such customers, may adversely affect our ability to collect the balance due from them and further expend the variation in our revenues and operating results. This risk is heightened in India, in which government actions relating to the rollout of cellular networks affect the demand for our products from customers and increase the difficulty to project future revenues.

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

In addition, the telecommunications industry has experienced significant consolidation among its participants, and we expect this trend to continue. Some operators in this industry have experienced financial difficulty and have filed, or may file, for bankruptcy protection. Other operators may merge and one or more of our competitors may supply products to the customers of the combined company following those mergers. This consolidation could result in purchasing decision delays and decreased opportunities for us to supply products to companies following any consolidation. This consolidation may also result in lost opportunities for cost reduction and economies of scale and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Furthermore, as our customers become larger, they may have more leverage to negotiate better pricing which could adversely affect our revenues and gross margins.

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

In recent years we experienced volatility in our revenues, margins and working capital needs, incurred substantial losses and generated negative cash flows. If these trends continue, our results of operations and cash flow may be significantly adversely impacted. Although we were able to increase our booking and backlog significantly during 2021 to 2023, we cannot assure you that we will be able to maintain this improving trend and convert such backlog into profitability and positive operating cash flows.

In 2021, we incurred a net loss of $14.8 million, in 2022 we incurred a net loss of $19.7 million and in 2023 we incurred a net income of $6.2 million. We have also experienced negative cash flow from operations of $15.0 million, and $4.9 million in 2021 and 2022, respectively, and positive cash flow from operations of $30.9 million in 2023. Our losses in 2021 and 2022 resulted from, among other things, decreases in revenues, credit loss (mainly in 2022), decreased gross margins, decline in procurement and capital expenses related to 4G products by our customers, slow ramp-up of 5G rollout and new ordering, health and economic implications of the COVID-19 pandemic, the significant expenses, costs and charges associated with the global semiconductors and electric components shortage and increase in price of such components, increase in logistical supply chains’, shipment and delivery costs and an extension of delivery timelines, expediting fees and increased inventory expenditures, all as further detailed in this Annual Report on Form 20-F and in our Annual Reports on Form 20-F for the years 2021 and 2022.

While in 2023 we have taken measures to improve our gross profit, reduce our operating expenses, ratio, improve our working capital management and secure and booking, the implementation of such measures is lengthy, may be delayed as a result of the other risks and uncertainties detailed in this Annual Report on Form 20-F and there is no assurance that such measures will be sufficient or successful or that we will be able to preserve the increase in our revenues,, and not return to experiencing a decline in our revenues, incur substantial losses and generate negative cash flows or that a decline, losses and negative cash flow will not occur. In the event that our revenues decline and that we experience losses and negative cash flow, our results of operations will be significantly adversely impacted. In such a case, we may need to consider taking measures such as reducing costs, which may impact our ability to compete in the market and serve our working capital needs as planned. Furthermore, our working capital needs may require additional or alternate cash resources. If we are unable to obtain such resources nor generate positive cash flow from our operations, our liquidity and ability to fund operations could be impaired.

Due to inaccurate forecasts or business changes, we may be exposed to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, or to increased expenses should unexpected production ramp up be required. In addition, part of our inventory may be written off, which would increase our cost of revenues.

Our contract manufacturers and other suppliers are required to purchase inventory based on manufacturing projections we provide to them. If the actual orders from our customers are lower than projected, or the mix of products ordered changes, or if we decide to change our product line and/or our product support strategy, our contract manufacturers or other suppliers will have excess inventory of raw materials or finished products, which we would typically be required to purchase, thus incurring additional costs and our gross profit and results of operations could be adversely affected. For example, given the significant increase in components lead time (see below under “The global supply of electronic components, including integrated circles, has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices”), and in order to minimize disruption to our business, we increased our forecast horizon to 12-18 months. As a result, our inventory level increased significantly and risk of inventory write-offs due to, among other factors, missing our forecast, has increased. Any such write-off may negatively impact our gross profit, working capital and cash flow. Also if our bigger customers, primarily in India, decide to change the delivery pace of orders they have already placed we may be required by our contract manufacturers to take the already manufactured equipment and pay for it and also fund the components that they have  already purchased and are not being used which can adversely impact our inventory working capital and cash flow.

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

•
the need of our contract manufacturers to order raw materials that have long lead times, our need to order a Last Time Buy of end of life components and our inability to estimate exact amounts and types of items thus needed.

Further, our inventory of finished products located either at our warehouse or our customers’ sites as part of a network build-up may accumulate if a customer were to cancel an order or refuse to physically accept delivery of our products, or in rollout projects, which include acceptance tests, refuse to accept the network. The rate of accumulation may increase in a period of economic downturn.

We face intense competition from other wireless equipment providers and from other communication solutions that compete with our wireless solutions. If we fail to compete effectively, we may experience a decline in the demand for our products and our business, financial condition and results of operations could be materially adversely affected.

The market for wireless transport equipment is rapidly evolving, highly competitive and subject to rapid changes.

Our main competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, Nokia Corporation and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless transport solution within their portfolio. These generalists may also compete with us on “best-of-breed” projects, in which operators invest resources and efforts to select the best wireless transport solution. In addition to these primary competitors, a number of smaller wireless transport specialists, mainly including Aviat Networks Inc. (“Aviat”) and SIAE Microelectronica S.P.A., offer, or are developing, competing products. We also face competition in the private networks segment from mobile operators, system integrators and hardware vendors.

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

In addition, our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than wireless technologies. Moreover, as more and more data demands are imposed on existing network frameworks coupled with growing demand for additional bandwidth as a result of massive use of remote services and work from home modes of operation, and due to consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive. Some of the principal disadvantages of and point-to-multipoint wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas and limitations in site acquisition for multiple links, or the perception that fiber-optic solutions are more “environmentally-friendly” predominantly in populated areas, favoring other technologies.

The development and expansion of Low Earth Orbit (LEO) satellite networks represent a competitive risk to our business. As these networks become more capable of providing backhaul connectivity for cellular networks, there is a potential for network operators to favor satellite-based solutions over our microwave transmission products. This shift could be driven by the broader coverage and the improving cost efficiencies associated with LEO satellite networks. If cellular network providers increasingly adopt LEO satellite solutions for backhaul purposes, the demand for our microwave products may decrease, adversely affecting our sales and market position.

The rise of LEO satellite systems as a contender in providing direct-to-consumer broadband connectivity presents an additional risk to our business. These satellite networks could sidestep the necessity for widespread terrestrial cellular infrastructure by offering an alternate mode of connectivity directly to consumers. Consequently, mobile operators might assess their infrastructure strategies and opt to scale back investments in terrestrial networks. Such a strategic shift could result in decreased demand for microwave backhaul solutions, thereby interrupting traditional growth and upgrade patterns for microwave backhaul infrastructure. This reevaluation by mobile operators could lead to a contraction in the market for our products, negatively impacting our revenue and growth prospects.

To the extent that these competing communications solutions reduce demand for our wireless transmission products, there may be a material adverse effect on our business and results of operations.

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

We outsource our manufacturing and the majority of our logistics operations and purchase ancillary equipment for our products from contract and other independent manufacturers. Although during 2023, we have invested efforts in diversifying our manufacturers and suppliers base, and despite our policy to maintain at least a second source for all of our products’ components, disruption in deliveries or in operations of these and other third-party suppliers or service providers, as a result of, for example, capacity constraints, production disruptions, price increases, regulatory restrictions, force majeure events, decreased availability of raw materials or commodities, as well as quality control problems related to components, may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs. Such risk is intensified when there is a sharp increase in demand for components throughout the electronic industry. For additional information see “The global supply of electronic components has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increased their prices”.

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

The global supply of electronic components, including integrated circles, has experienced, and may continue to experience an increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase in their prices.

The global demand for electronic components, including digital components, chipsets and semiconductors, has experienced an increase in the past several years, with a growing number of industries increasing their demand and consumption. This, together with the effect of trade embargos (and other factors effecting global shipment detailed under “Our global operation exposes us to the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown”), have led to longer lead-time of electronic components, with many cases of a lead time longer than a year. The lack of sufficient production facilities and capacity of the semiconductor foundry industry to meet such demand, which created a shortage in chipsets, electronic equipment and components, has already caused, and may to continue to cause, price increases and extensions of delivery time. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. If we are unable to obtain components in a timely manner to fulfill our customers’ demand, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects. Additionally, the increase in lead time and the shortage in chipsets may result in delays in the delivery of our products and in meeting the timetables for the execution of our projects, which may trigger penalties, cancellation of orders and loss of some of our customers or market share. This has adversely affected, and may continue to adversely affect, our costs (including a significant increase in production costs) and to erode our gross margin. Furthermore, as our new Systems-on-Chip (SoC) commercialization and commencement of mass production is highly dependent on the timely delivery of the chipsets, these delays may also adversely affect the commercialization and mass production timetable, causing a delay in our ability to timely introduce the new SoC-based products to the market and safeguard and maintain our position and market share as leaders in the introduction of advanced 5G solution.

Increased breaches of network or information technology security could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations, expose us to ransom demands or sensitive data leaks. We might be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or the loss of market share to our competitors. We may expend significant resources or modify our products to try to protect against security incidents. The integration of Siklu’s information systems poses cybersecurity risks that, if not properly managed, could result in unauthorized access to sensitive data, operational disruptions, and potential financial liabilities.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers.  Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Moreover, due to current labor market trends, a significant number of our employees or employees of our vendors, suppliers and service providers, have moved to work from their homes and remotely access our or such vendors’, suppliers’ or service providers’ IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. We have seen a significant increase of cyberattacks on enterprises and individuals in recent years and we assume that we shall further be exposed to such threats going forward. In addition, our and our vendors’, suppliers’ and service providers’ networks and IT systems are increasingly being moved to cloud-based platforms such as IaaS (Infrastructure as a Service) and SaaS (Software as a Service) IT solutions. These cloud-based arena poses risks of attack on and from the end-point user stations, connection channels and gateways as well as the IaaS and SaaS infrastructures of our service providers. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business. Furthermore, the increasingly growing capabilities of artificial intelligence (“AI”) and its availability to public use and adopted, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks. The rising adoption of AI and Generative AI in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement or leakage, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge.

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

Since the beginning of the war between Israel and Hamas which began on October 7, 2023, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. As such, the risk of a cyberattack against our information technology systems and data security may become heightened.

Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business.

Maintaining the security of our products (including newly introduced software products) which are installed with our customers is a critical issue for us, therefore each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. Cyber-attacks, or other breaches of security on our customers’ networks, may be initiated at any network location or device including initiation through our products. Although we maintain high levels of cyber-security aware development processes, we cannot assure that such attacks, or other breaches of security through our products, will fail and therefore may negatively affect our customers’ business. Moreover, criminal hackers or hackers associated with national governments, may target a customer of ours or even try to get access to a wider group of the communication network users while devoting immense resources for long-term access to industry, economy or critical infrastructure users, gather intelligence and develop the means to disable their systems, which attacks are hard to detect, prevent and illuminate. Such attacks could be highly sophisticated, such as slipping malware and Trojan horses and warms into software updates or systematically search for vulnerabilities in our products or in the components we use even before it supplies to us, or using the Company’s networks as a vector to spread malware, might lead to widespread damage and compromised security to the customers. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. In addition, these events could also result in damage to our reputation which will further negatively impact on our business.

Unauthorized use or behavior on part of our customers’ employees or taking insufficient cybersecurity measures by certain customers, could result in data leaks and penetration to our systems that are located or installed in its network. In addition, the shift to software solutions coupled with the requirement to move data to cloud-based and open-source environments impose enhanced cybersecurity challenges that can make our products and services more vulnerable to cyber-attacks. The rising adoption of AI and Generative AI in daily operations and products among our customers poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement or leakage, ownership issues and/or confidentiality issues.

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

We continue to explore potential merger and acquisition opportunities within our wireless transport market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore merger and acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and to diversify our business. During the fourth quarter of 2023, we completed the acquisition of Siklu Communications Ltd., and the assets and business activities of Siklu, Inc (together, “Siklu”).

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

•
in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business;

•
the failure to successfully complete the integration associated with the transaction (including integrating any acquired technology into our products), which may cause new markets we were aiming for not to materialize or in which competitors may have a stronger market position; or

•	we may fail to effectively obtain the technological improvement.

Specifically, if we are unable to successfully or effectively integrate our current acquisition of Siklu, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even after we have completed the transaction, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of Siklu acquisition is still in progress and, as of the date of this Annual Report, we cannot assure that such process will be completed without encountering difficulties. Failure to manage and successfully complete a strategic transaction could materially harm our business operating results and cash flow. As a result, the anticipated benefits or cost savings of such mergers and acquisitions or other restructuring activities may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations, cash flow and financial condition as well as the price of our ordinary shares.

We are expanding our service and software offerings to new areas, including managed services, Software-led services, software-as-a-service (SaaS) and solutions for wireless communication networks design, implementation, operation, monitoring and maintenance, either remotely or on premise, which pose product development, marketing, sales, operation, implementation and support challenges that might result in significant losses and may adversely affect our financial results and achievement of projected revenues levels.

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

Our planning, shaping and development of these software-based solutions is based on our experience and understanding of the market needs and challenges, and forecasted evolution of market developments, such as market trends, future use cases, business concepts, technologies and future demand. However, there is no assurance that we have successfully forecasted or will continue to successfully forecast such trends and needs, that the markets will accept our solutions as we anticipate or that our service offering will satisfy future demand, or that we will be able to achieve our revenue targets in this field. A failure in any of the above, may result in significant losses and may adversely affect our financial results and reputation.

Expansion into new market segments, such as the private networks market, may not be successful and could adversely affect our business, financial condition, and operating results; until such new service offering will ramp-up, we continue selling mostly in a single market domain, which may result in sensitivity to the changes in demand for this market segment. If this segment should experience a decline in demand which is not replaced by our new offering, or we fail to adequately forecast our growth and revenues in these segments, we will likely experience a negative effect on our business, financial condition and results of operations.

We are currently in the process of expanding our business into a new market segment, private networks, of which Siklu acquisition is part of, and may expand our business into additional market segments in the future, as we seek to diversify our operations and customers’ base. Such business strategy involves numerous risks and uncertainties, including but not limited to:

•
Market Acceptance: There is no guarantee that our products, solutions or services will gain acceptance in the new market segment, which may be significantly different from our existing markets in terms of customer preferences, culture, regulations, and competition.

•
Brand Development Risks: Establishing and building our brand in a new market segment, could require significant time and resources, potentially delaying our planned growth trajectory. A prolonged brand-building process may also reduce the speed at which we can realize revenues from new segments.

•
Customer Service and Support: As we acquire new customers, our customer service and support operations will need to expand and adapt to meet their needs. If we are unable to provide high-quality customer service and support, our reputation and brand value could suffer, which may adversely affect our customer retention rates and our company's overall performance.

•
Regulatory Compliance: Each new market segment is subject to specific regulations and compliance requirements that we must adhere to. Non-compliance or changes in these regulations could result in fines, sanctions, or other legal consequences that may have a material adverse effect on our business and operations.

•
Increased Competition: New market segments often come with established competitors who have a better understanding of the local market dynamics and customer base. We may face significant competition, which can hinder our market penetration efforts and negatively impact our profitability.

•
Sales and Marketing Challenges: Successfully entering a new market segment typically requires substantial sales and marketing efforts. There can be no assurance that our marketing strategies will be effective in attracting new customers or that we can do so cost-effectively. Ineffective sales and marketing efforts may lead to lower than expected sales and adversely affect our revenue and profitability.

The above factors, among others, could prevent us from successfully entering new market segments and could result in significant additional costs or a diversion of management’s attention and resources from other areas of our business. Furthermore, if we invest substantial time and resources into such expansion and are unable to achieve the desired results, our business, financial condition, and operating results could be adversely affected.

Our planning, shaping and development of new market segments is based on our experience and understanding of the market needs and challenges, and forecasted evolution of market developments, such as market trends, future use cases, business concepts, technologies, and future demand. However, there is no assurance that we have successfully forecasted or will continue to successfully forecast our growth and revenues from these segments, such trends and needs, that such market segments will accept our solutions as we anticipate or that our service offering will satisfy future demand. A failure in any of the above, may result in significant losses and may adversely affect our financial results and reputation.

Although we have revisited and updated our strategy to include, among other things, focus on WISPs (wireless internet service providers) and private networks market segments, as well as focus on offering of software based solutions, managed services and disaggregated cell-site routing, it will take time for our new offering and our focused market segments to materialize and mature.

Until recently, we mainly attributed our leadership position in our target market to the focus on the “best-of-breed” market segment of the wireless transport market. Investment cycles in this market depend on technology cycles of mobile networks services (e.g., 4G to 5G technologies) and the network requirements for wireless transport of each technology. Hence, if this segment of the market or the service providers enter into a negative cycle, or our market share in the market shrinks, while we have yet to implement our new business strategy, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such case, we may need to take cost reduction and other measures, which may adversely impact our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

Moreover, we used to develop and sell products mainly to one market domain of the wireless communication market, characterized as point-to-point licensed wireless connectivity - often referred to as “backhaul” or simply wireless “transport” - into this “best-of-breed” market segment. As a result, we were, and still are, more likely to be adversely affected by a reduction in demand for point-to-point wireless transport products in comparison to companies that also sell multiple and diversified product lines and solutions in different market domains. If technologies or market conditions change, resulting in a decreased demand for our specific technology, and our new offering will not be mature or material enough to compensate for it, it could have a material adverse effect on our business, financial results and financial condition as we attempt to address these issues.

Developing and commercializing new products may not be successful and could adversely affect our business, financial condition, and operating results; if we are unable to introduce our new products, we will likely experience a negative effect on our business, financial condition, and results of operations

Our business performance may be dependent on our ability to develop and successfully commercialize new products. The development of new products is a highly speculative endeavor and may not be adequately forecasted. There can be no assurance that we will be successful in bringing any new products to market. These risks include the following:

•
Innovation Uncertainty: The process of developing new products is lengthy, complex and uncertain. It requires significant research, development, and testing, all of which may fail to result in viable products. Our R&D efforts may not yield new products that can be commercialized.

•
Market Acceptance: There is a risk that new products may not achieve market acceptance, as our target markets may not be receptive to our new products, or competitors may offer superior or more cost-effective products.

•
Intellectual Property Risks: There is the risk associated with protecting new intellectual property and potential infringement upon the intellectual property rights of others. If we cannot adequately protect our intellectual property or if we infringe upon the rights of others, our competitive position may suffer.

•
Manufacturing and Supply Chain Risks: We may encounter difficulties in scaling up production to meet demand, including problems involving production yields, quality control and assurance, and shortages of essential components.

•	Pricing and Reimbursement: There could be pricing pressure from competitors and difficulty in obtaining adequate reimbursement for new products, which could affect their profitability.

•	Product Liability: New products are susceptible to defects, which could lead to liability and harm our reputation.

The failure to successfully develop, produce, market, and sell new products could have a material adverse effect on our business, financial condition, and results of operations. Even if our new products are successful, they may not generate revenues sufficient to justify our investments, and we may not achieve the desired profitability in selling these products.

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

We are continuously seeking to develop new products and enhance our existing products. In 2020 we released our IP-50 products’ family, which joined our line of point-to-point wireless transport products, designed to deliver premium wireless transport capabilities. During 2024, we plan to expand the product portfolio of the IP50 family with the new IP-50CX and IP-50EX/ The IP-50 products deliver solutions to various use cases, including 5G scenarios. In addition, we have achieved leadership in technology by innovating through design of state-of-the-art Systems-on-Chip (SoC), which we plan to integrate in the future in the products we provide. While we expect to launch our 5G SoC in 2024, we cannot provide assurance that the final post silicon validation tests will pass successfully, which may further delay the productization process and may require additional significant investments.  In addition, while we are seeing some relief, if the overloads and continuous delays in deliveries in the semiconductor market continue, this can cause delays in the mass production and productization of our SoC, and therefore, we cannot assure you that we will be able to successfully commercialize such sophisticated and technology-rich SoC by the time we expected. Also, delays in the production of our SoC may delay the launch of new products and consequently we may lose our competitive advantage. Moreover, we cannot provide any assurance that our new products will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes.

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

It is difficult to predict our gross margin as it is exposed to significant fluctuations as a result of potential changes in the geographical mix of our revenues as well as product mix and software and services portions.

Our revenues are derived from multiple regions, each of which may consist of a number of countries. Gross margin percentages, product mix, and software and services consummation volume, may vary significantly between different regions and even among different countries within the same region and even within different customers in the same country, dependent on the size and characteristic of specific deal terms. A significant change in the actual ratio of our revenues among the different regions/countries, whereby the actual ratio of revenues from a higher gross margin region/country exceeds our expectations, may cause our gross margin to significantly increase, while in case the actual ratio of revenues from a lower gross-margin region/country exceeds our expectations, our gross-margin may significantly decrease.

If we fail to attract or retain qualified and skilled “talents” and personnel, our business, operations and product development efforts may be materially adversely affected.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these professional areas while also taking into consideration varying geographical needs and cultures. We compete with other companies for personnel in all of these areas, both in terms of profession and geography, and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly trained personnel we require globally is competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. We experience competition on talent, predominantly among R&D and technological personnel, or employees having experience or expertise in high-tech and traded companies.

As the demand for qualified and highly skilled personnel is in constant demand, our ability to retain existing “talents” and recruit new ones is becoming more challenging. Consequently, we may have to face with increasing employment costs for existing and new personnel in professions characterized with high demand, and might have to increase our equity-based long-term incentive programs, which in turn could result in the dilution of our shareholders due to the exercise of such rights. Loss of senior level “talents” may cause delays in our development efforts and operational challenges as well as shortage in knowhow and capabilities which cannot always immediately mitigated.

These risks are heightened in light of the recently initiated restructuring of our human resources and employee structure, including the establishment of new research and development centers in additional countries. Integrating new employees and establishing new research and development centers, particularly in countries where we have limited operating experience, poses substantial management and operational challenges. Furthermore, our ability to realize the benefits of our new research and development centers hinges on recruiting a substantial number of qualified employees in countries where these facilities are being established. We may face competition for talent in these markets, and there is no guarantee we will be successful in attracting and retaining the necessary skilled workforce. The restructuring process and the assimilation of a new workforce may cause disruptions to our existing operations and human resources management. Failure to manage these factors and disruptions could lead to higher attrition rates, decrease in employee morale, and a loss of productivity.

If we fail to attract and retain qualified personnel due to compensation or other factors, or to manage or successfully perform in the above human resources related projects and disruptions, our business, operations and product development and cost reduction efforts would suffer.

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

Additionally, as a significant portion of our business is concentrated with certain customers, who are not obligated to purchase from us a fixed amount of products or services over any period of time and may terminate or reduce their purchases from us at any time without prior notice or penalty, we have difficulty projecting future revenues from these customers, which highly affect our overall revenue, cash-flow and business. Such customers may also change the desired delivery schedule and adversely affect our revenues, working capital, and cashflow. In addition to the inherent uncertainty associated with such business pattern, any credit crunch, distressed financial situation or insolvency on the part of such customers, may adversely affect our ability to collect the balance due from them and further expend the variation in our revenues and operating results.

Moreover, factors such as geographical mix, delivery terms and timeline(s), product mix, software portion, related services mix and other deal terms, may differ significantly from our expectations, and thus impact our revenue recognition timing, gross margins, costs and expenses, as well as cash flow from operations. In addition, the spending decisions of our customers throughout the year may also create unpredictable fluctuations in the timing in which we receive orders and can recognize revenues, which may impact on our quarterly results. Such unpredictable fluctuations could be material in cases where these spending decisions are made by our largest customers or regarding significant deals. Additionally, the aggregation of several revenue recognition requirements for each such transaction, results in difficulty and complexity in establishing a firm prediction as to the end-of-term results, and consequently, our actual revenue rates may significantly exceed or be less than our expectations.

We are engaged in providing installation or rollout projects for our customers and end users, whether directly or via third party prime contractor, which are long-term projects that are subject to inherent risks, including early delivery of our products with delayed payment terms, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us, delays or failures in acceptance testing procedures and other items beyond our control, all of which could have a material adverse effect on our results of operations or financial condition.

Our offering includes long term projects for our customers and end-users, such as the networks rollout, managed services, and related projects, whether directly or via a third party prime contractor. Some of those projects are characterized by providing customers’ credit and availing long payment terms, which exposes us to the risks of default, insolvency, or other adverse effect on the customer’s ability to pay us. Although we hedge or insure some of those risks, the entire exposure cannot be covered. This may result in significant losses and may adversely affect our financial results.

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

These rollout projects often require us to deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer, as significant amounts are to be paid by our customers over time, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us. In cases where we do not serve as prime contractors as aforesaid, and acting as subcontractors to a prime contractor, and the full project is handled by others, even if we have delivered to our commitments, there is a risk that we will not be able to receive payments in a timely fashion due to failure or default on part of the prime contractor or other issues which are not related to the performance of our portion of the project, causing payment delays by the end customers. Therefore, rollout projects could cause us to experience significant collection issues and as a result substantial period-to-period fluctuations in our results of operations, cash flow and financial condition.

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

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, and the governmental and societal responses thereto, could adversely affect our business, results of operations and financial condition.

 Widespread outbreaks of disease or other public health crises and responses thereto have in the past and may in the future negatively impact the global economy, disrupt global supply chains and create significant volatility and disruption of financial markets. For example, during the COVID-19 pandemic, which resulted in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, our global operations, which require physical presence in many stages of our business activities, were particularly vulnerable to the consequences of such measures. The new working environment that emerged as a result of the COVID-19 pandemic, with many employees working remotely, also increased the exposure of many companies, including us, to cyber-attacks and data security breaches. Future outbreaks of disease, including a resurgence of COVID-19, could similarly have a material adverse impact on the global economy, our supply chain and our business operations.

 It is not possible to predict the impact of future outbreaks of disease or the government responses thereto. Any disruptions caused by any new outbreaks of disease that may emerge in the future could have a material adverse impact on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security, data protection laws, regulations, standards or other requirement could have an adverse effect on our business prospects, results of operations, and financial condition.

 The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (“GDPR”), imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Furthermore, California enacted the California Consumer Privacy Act, or the CCPA, which provides for civil penalties for violations, as well as a private right of action for data breaches. The California Privacy Rights Act, or the CPRA, which took effect in most material respects on January 1, 2023, significantly modifies the CCPA, potentially resulting in further uncertainty as the California Privacy Protection Agency is still working to promulgate final rules. In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions. We may be required to incur significant costs to comply with such data and privacy protection laws, as applicable to our company (for example, we collect, use, maintain and otherwise process certain data about candidates and employees, or may fail to protect the privacy of customers’ personal data against breaches of network or IT security), or else face an adverse effect on our business prospects and/or financial position. As we have a presence in Europe, our European subsidiaries are subject to the GDPR in relation to their collection, control, processing, sharing, disclosure and other use of data relating to their employees or customers. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could result in increased compliance costs and/or changes in business practices and policies. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We are subject to complex and evolving regulatory requirements that may be difficult and expensive to comply with and that could adversely impact our business, results of operations and financial condition.

Our business and operations are subject to regulatory requirements in Israel and in other jurisdictions where we operate or where our subsidiaries’ offices are located, including, among other things, with respect to government contracts, global trade compliance, export controls, trade sanctions, labor, tax, anti-bribery, anti-corruption, and data privacy and protection. In addition, certain countries have put regulations in place requiring local manufacturing of goods, while foreign-made products are subject to pricing penalties or even bans from participation in public procurement auctions. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. Moreover, the cross-border nature of our business operations may trigger not only a responsibility to comply with Israeli trade compliance and export control legislation but also a responsibility to comply with certain applicable foreign trade and export control regulations. Certain of such requirements may also vary from the jurisdiction in which we operate to jurisdictions in which our suppliers, customers or resellers are operating. If we or our suppliers fail to obtain any required export licenses, or where existing licenses are revoked or become subject to export restrictions, our ability to manufacture, market and sell our products and services could be adversely affected, all of which could have a material adverse effect on our results of operations or financial condition.

Additionally, we may be limited in our ability to transfer or outsource certain aspects of our business to certain jurisdictions, and may be limited in our ability to undertake research, development, or sales activities in certain jurisdictions, or we may be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing, sale, import or export of products, solutions and services, which may adversely affect our business, operations and results. We rely on a global supply chain and on certain marketing channels that may be similarly affected by these regulatory requirements. We cannot assure you that despite our efforts we will be able to successfully or effectively assure that all of our suppliers, agent and resellers will adhere, or will succeed in making sure that their suppliers or customers adhere, to the regulatory requirements that flow down to them. Further, these regulatory requirements are subject to change and governments around the world are adopting a growing number of compliance and enforcement initiatives. In particular, the pace and scope of changes to global trade control regulations has increased dramatically over the past years, in multiple jurisdictions relevant to our business. These regulations may continue to increase and change at an unusually rapid pace. It has been and may continue to be increasingly difficult to keep up with the pace and scope of these changes. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, civil penalties, or criminal penalties against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation. While we make efforts to comply with such regulatory requirements, we cannot assure you that we will be fully successful in our efforts, or that that regulatory changes will not negatively affect our ability to develop, manufacture and sell the products, solutions and services we offer.

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

We have significant operations globally, including in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism, which exposes us to risks and challenges associated with conducting business internationally.

Certain of the regions in which we operate may be more susceptible to political and economic instability, such as the state of war declared in Israel in October 2023, and the military activity in the region, and the ongoing conflicts between China and Taiwan and Russia and Ukraine, that could result in a loss of sales and business in such regions, and may prevent us from participating in governmental and private tenders or other competitive procurement procedures. The invasion of Ukraine by Russia is likely to have numerous adverse effects on the global and European markets in which we operate. Sanctions and export controls imposed by the U.S. U.K. and E.U. countries significantly limit trade with Russian entities and individuals, requiring us to apply for export licenses and approval for orders placed by Russian customers or that are to be delivered to Russian end-users. We have been recently denied certain license application we submitted to the U.S. Department of Commerce, Bureau of Industry Security, and there is no assurance that such licenses and permissions shall be awarded in the future. These new regulatory measures may also lead to the cancellation or suspension of orders in the short term as well as a more long-term loss of market share to competitors who are unaffected or do not seek to comply with the new Russia-related trade limitation. Furthermore, as Russia is a global source of raw materials, oil and gas and additional goods and commodities, the ongoing war and hostility also disrupts the supply of these resources (in addition to the imposition of sanctions and embargoes), causes price increases, shortage, disruption to deliveries, shipping and transportation. These disruptions are reflected both in price increases and shortages impacting our contract manufacturers and suppliers, and adversely affect our production and supply chain costs and timelines.

Our global headquarters and several manufacturing and R&D facilities are located in Israel and currently remain largely unaffected, and we have no manufacturing or R&D facilities in Russia or Ukraine. However, the duration, severity and global implications (including potential inflation and devaluation consequences) of these and other geopolitical conflicts that may arise in the future, cannot be predicted at this time and could have an effect on our business, exchange rate exposure, supply chain, operational costs and commercial presence in these markets.

Significant portions of our operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products as a result of a closing of the borders of the countries in which we sell our products, or in which our or our suppliers’ operations are located, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries.

Our corporate headquarters and a portion of our manufacturing activities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. Accordingly, our operations and information technology systems could be materially and adversely affected by acts of terrorism, including through cybersecurity threats, or if major hostilities were to occur in the Middle East or trade between Israel and its present trading partners were materially impaired, including as a result of acts of terrorism in the United States or elsewhere. The state of war declared in Israel in October 2023, and the military activity in the region, may result in disruption to our operations and facilities, such as our manufacturing and R&D facilities located in Israel, and impact our employees, some of which are military reservists being called to active military duty, and impact the economic, social and political stability of Israel.

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

We used and may use in the future derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts in various currencies and also to hedge our forecasted NIS denominated cash flows. Each type of derivative instrument may have different effect on our financial statements as explained in notes 2.q to our Consolidated Financial Statements. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2023, we incurred losses in the amount of $0.8 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

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

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions including indirect as well as withholding taxes, and significant judgment is required in determining our provision for income taxes. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and differentiation in the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation or recognition of our deferred tax assets. From time to time, we are subject to income and other tax audits, the timing of which is unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in local tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation or recognition of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. In 2023, we received tax assessments from local tax authorities in two territories in which we operate. The Company is in the process of challenging such assessments, however if these tax assessments are accepted, we may be required to pay penalties in addition to the specific tax payment demand. Although we believe our estimates are reasonable, the ultimate outcome of tax audits, assessments and related litigation could be different from our provision for taxes including the reserve provided for uncertain tax positions and may have a material adverse effect on our consolidated financial statements and cash flows. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations. This includes the business practices in such emerging markets, that may expose us to legal and business conduct-related regulatory risks.

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2023, and 2022, sales in these regions accounted for approximately 62% and 63% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

Below are the main risks and challenges that we face as a result of operating in emerging markets:

•	unexpected or inconsistent changes in regulatory requirements, including security regulations, licensing and allocation processes;

•	unexpected changes in or imposition of tax, tariffs, customs levies or other barriers and restrictions;

•	fluctuations in foreign currency exchange rates;

•	restrictions on currency and cash repatriation;

•	the burden of complying with a variety of foreign laws, including foreign import restrictions which may be applicable to our products;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	collection delays and uncertainties;

•	difficulties in transferring or obtaining funds from certain countries within these emerging markets;

•	requirements to do business in local currency; and

•	judicial systems that do not apply the principals of natural justice with regard to disputes with foreign nationals.

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

Generally, our products must conform to a variety of regulatory requirements and international treaties established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products, which may not be affected as much from such changes. Delays in the allocation of new spectrum for use with wireless transport communications, such as the E, V, D and W bands in various countries, at prices which are competitive for our customers, may also adversely affect the marketing and sales of our products.

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

In the event that the credit facility is terminated in accordance with its terms, including due to breach of covenants by us, or if it is not renewed and we are not able to secure alternative financing, we could experience a distressed cash flow challenges that could harm our business operations and prospects, results of operations, cash flow and financial position.

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

We also enter into confidentiality, non-competition and invention assignment agreements with our employees and contractors engaged in our research and development activities, as well as non-disclosure agreements with our suppliers and certain customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third-party development of similar technologies. These risks might be more severe in territories in which we have recently established research and development centers. Moreover, under current law, we may not be able to enforce the non-competition agreements with our employees to their fullest extent.

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

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2024. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. In addition, smaller market cap companies have historically been more volatile than stocks of larger companies. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2023, the price of our ordinary shares has ranged from a high of $2.87 per share to a low of $1.53 per share. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

•	announcements of technological innovations or new commercial products by us or by our competitors;

•	announcement of significant deals won by us or by our competitors;

•	competitors’ positions and other events related to our market;

•	changes in the Company’s estimations regarding forward looking statements and/or announcement of actual results that vary significantly from such estimations;

•	the announcement of corporate transactions, merger and acquisition activities or other similar events by companies in our field or industry;

•	changes and developments effecting our field or industry;

•	period to period fluctuations in our results of operations and cash flow;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors;

•	our ability to show and accurately predict revenues;

•	our need to raise additional funds and the success or failure thereof;

•	other announcements, whether by the Company or others, referring to the Company’s financial condition, results of operations and changes in strategy;

•	changes in senior management or the board of directors;

•	the general state of the securities markets (with a particular emphasis on the technology and Israeli sectors thereof);

•	the general state of the credit markets, the volatility of which could have an adverse effect on our investments;

•	developments concerning material proprietary rights, including material patents;

•	whether we or our competitors receive or are denied regulatory approvals; and

•
global and local macroeconomic developments, components shortage, effects of the Russia-Ukraine war, the conflict between China and Taiwan, and the state of war declared in Israel in October 2023, and other global occurrences, such as an outbreak of pandemic with similar effect.

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

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists could propose involving themselves in the governance, strategic direction and operations of a company. While shareholders’ activism might be, in certain cases, an efficient course of action taken by financial investors in order to enhance market efficiency and financial performance, other shareholders might have hostile intentions towards the company and may provoke actions which are intended to damage its business and reputation.

In the summer of 2022, our competitor Aviat launched a hostile takeover attempt against us, after purchasing more than 5% of our outstanding shares. In June 2022, immediately after becoming a 5% shareholder, Aviat sent us a letter (the “Letter”), demanding that we convene an extraordinary general meeting of shareholders for the purpose of presenting and voting on the following proposals made by Aviat: (i) to remove from office three of our directors at the time: Ms. Yael Langer, Mr. Ira Palti and Mr. David Ripstein, and to also remove from office any and all new directors appointed to the Board following the conclusion of our 2021 Annual General Meeting of Shareholders; and (ii) to appoint five of Aviat’s director nominees to our Board (the “Proposals”). The purpose of the Proposals was for Aviat to gain control of our Board, and to be able to execute a business combination between the two companies, under terms which we considered as undervaluing the Company and to the detriment of our shareholders. As in accordance with the Companies Law at that time, a 5% shareholder was entitled to demand the convening of such meeting, and on August 23, 2022, we held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”), in which the Proposals were rejected by our shareholders. Shareholder activism in general, and hostile takeover attempts in particular, including proxy contests, divert our management’s and Board’s attention and resources from our business, could give rise to perceived uncertainties as to our future direction, could result in the loss of potential business opportunities, limit our ability to raise funds and make it more difficult for us to attract and retain qualified personnel for positions in both management and Board levels. In addition, if nominees advanced by activist shareholders are elected or appointed to our Board with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets. Also, we may be required to incur significant expenses, including legal fees, related to hostile takeover, or shareholder activism matters. Further, our share price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties associated with any shareholder activism in general, and hostile takeover attempts in particular.

Risks Relating to Operations in Israel

The impact of the latest Israel-Hamas war could impede our ability to operate and develop, manufacture and deliver products and components and harm our business and financial results.

On October 7, 2023, the “Swords of Iron” war erupted between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. Thereafter, Israel’s security cabinet declared war against Hamas. We may lose business due to the ongoing and revived hostilities, which could also prevent or delay shipments of our products, participation and winning in governmental or customers tenders or other competitive procurement procedures, harm our operations and product development and cause our sales to decrease. In the event that the hostilities disrupt the ongoing operation of our and our Israeli subcontractors' facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adversely affected. The conflict could cause situations where applicable foreign regulatory bodies, could not be able to visit our third-party manufacturing facilities in Israel in order to review, causing delays. The war could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, there have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates. Although the resulting sanctions and any related market disruptions are impossible to predict, they could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.

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

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace or normalization agreements with Egypt, Jordan, UAE, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries.

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

On October 7, 2023, the “Swords of Iron” war erupted between Israel and the terrorist organizations in the Gaza Strip, as described above. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, whereas the Hezbollah (a Shia Islamist political party and militant group based in Lebanon) started joining the war with lower intensity. In addition, the Houthi movement in Yemen, aligned with Hamas, launched attacks targeting Israel and ships claimed to be destined for Israel, and in response to such attacks, the U.S. announced the creation of a multilateral naval task force of protective escorts for commercial vessels in the region, and has launched “Operation Prosperity Guardian” in December 2023. Israel responds to the attacks against it with airstrikes and extensive mobilization of armed forces, including reserves, in the Gaza Strip and in the north of Israel. Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far the situation in Israel does not have a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely.

Also, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as sponsor of Hamas and Hezbollah, while maintaining a military presence in Syria and Lebanon and has threatened to attack Israel in the course of the “Swords of Iron”, and with regard to Iran’s nuclear program. In addition, the normalization agreements that Israel has entered into with some Arab countries in the Middle East may affect the geo-political condition in the Middle East in general, and the relations between Israel and Iran in particular.

All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations and adversely affect the Company’s share price.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until, in general, they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In response to the increase in violence and terrorist activity in the past years, and especially during the “Swords of Iron” war, there have been, and may continue to be, periods of significant call-ups for military reservists. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

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

In prior years we have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a significant portion of our research and development expenditures in Israel. We are obligated to repay the grants by way of royalty payments from revenues generated by the sale of products and/or services developed in the framework of the approved R&D program using financing from such grants (“Financed Know-How”). Such royalties are payable until 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) is repaid with applicable interest. Even following full repayment of any IIA grants (together with the applicable interest), unless otherwise agreed by IIA, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder (the “R&D Law”) with respect to technologies that were developed using Financed Know-How. In addition, in the framework of the recent acquisition of Siklu, we have assumed additional restrictions and liabilities arising of Siklu’s Financed Know-How.

In accordance with certain grant plans, in addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior approval may be subject to payment of increased royalties. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. Moreover, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

For more information regarding the restrictions imposed by the R&D Law and regarding grants received by us from the IIA, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority.”

The tax benefits to which the Company believes it should be entitled from the approved enterprise program, require us to satisfy specified conditions, which, if we fail to meet, might deny us from these benefits in the future. Further, if such tax benefits are rejected, reduced or eliminated in the future, we may be required to pay increased taxes.

The Company has certain capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). The Company has three capital investment programs that have been granted Approved Enterprise status, under the Law. The benefit period under Approved Enterprise starts with the first year the benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. As of December 31, 2023, the 14 years have passed for the three Approved Enterprise programs. The Company believes it will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to the 2005 Amendment when it will begin to generate taxable income from these approved enterprise programs, the portion of its income derived from these programs will be tax exempt for a period of two years. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under the Encouragement Law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption and would likely be denied these benefits in the future. The amount by which our taxes would increase, will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and on the amount of any taxable income that we may earn in the future.

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

Additionally, it may be difficult for an investor, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain if Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Under certain circumstances, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

On October 23, 2023, the Company signed a series of definitive agreements with Siklu Communication Ltd. (“Target”) and Siklu, Inc (the “Seller”; Target and Seller together, “Siklu”) referred to as the “Siklu Transaction”. In the framework of the Siklu Transaction, the Company acquired 100% of Target and the assets and business activities of the Seller, in consideration of 504,902 Ordinary Shares of the Company at Closing, with a fair value of $944,000, and paid $8.3 million of cash to repay Siklu's outstanding debt, including both principal and interest. As part of this transaction, Ceragon expanded its total loan credit facility by $5.0 million to $77.0 million in total, and Siklu’s primary lender joined Ceragon’s lending consortium. See – also Item 4. Information on the Company – Business Overview - The Israel Innovation Authority below for Siklu’s past debt to the IIA of approximately $2.8 million. In addition, the Company accounted for $1.617 million for additional consideration of up to 735,294 Ordinary Shares of the Company which will be released from holdback and issued to the Seller in 18 months, following the indemnity release date as defined in the Siklu Acquisition agreement and is classified by the Company as a liability that is marked to market each reporting period. The Siklu Transaction closed on December 4, 2023.

B.           Business Overview

We are the leading wireless transport specialist company in terms of unit shipments and global distribution of our business, providing innovative high-capacity wireless connectivity solutions to global markets across various industries, mainly wireless (mobile) networks service providers.

Wireless transport is a means for connecting mobile network sites (e.g. cellular base stations in various architectures) to the rest of the network. It carries information to and from the cellular base stations. It is used as high-speed connectivity to telecom sites, typically when fiber optics wireline connectivity is not available and for its backup, or where and when rapid deployment is required. According to recent market research, about 45% of global telecom sites are connected to the rest of the network via wireless transport, and this portion is expected to grow in the coming years.

Ceragon’s innovative technology of compact multi-core all-outdoor and Split-Mount wireless backhaul solutions, assisted in positioning Ceragon as a leader in the global wireless transport market, and we expect that it would have potentially positioned us to benefit from new wireless generation transitions such as the current 5G evolution.

In preparation for the transition from 4G to 5G technologies, we have begun planning the roll-out of new 5G-supporting products. In 2019, we introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses. Currently, we are investing in a new chipset which incorporates multi-cores in a chipset to be incorporated in products expected to be launched in 2024.

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

We provide wireless transport solutions and services that enable cellular operators, other service providers and private networks to build new networks and evolve networks towards 4G and 5G services. The services provided over these networks are: voice, mobile and fixed broadband, multimedia, Industrial/Machine-to-Machine (M2M), Internet of Things (IoT) connectivity, public safety and other mission critical services. We also provide our solutions for wireless transport to other vertical markets such as Internet service providers, public safety, municipalities, government, utilities, oil and gas offshore drilling platforms, as well as maritime communications broadcasters and defense. Our wireless transport solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network. We follow industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI), Telecom Infra Project (TIP) and others, and when it is relevant, we take part in industry processes and standards setting.

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

The recently acquired portfolio of products of Siklu is widely deployed in Fixed Wireless Access applications, addressing the needs of Telecom Service Providers delivering Internet access to commercial properties or business campuses as well as to private homes, apartment building and/or gated communities. Additionally, these solutions address the growing Smart City application, connecting wirelessly the many properties and assets of the cities (e.g CCTV cameras for security, traffic or parking management, Wi-Fi Access points, or IOT sensors). Thus a new range of integrated services is available to the residents, the visitors and to organizations addressing this market.

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

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission for evolving cellular networks, providing 155 Mbps at 38 GHz in 1996 and numerous microwave and millimeter-wave technology innovations thereafter. Since 2008, Ceragon has invested in pioneering the multicore™ technology focusing on addressing the multiple wireless transport challenges of 4G and 5G services. This technology is at the core of Ceragon’s in-house developed chipsets for wireless transport, now in their Fourth generation, which enable Ceragon to design and offer vertically integrated solutions. This vertical integration enables Ceragon to provide higher flexibility, better performance, and improved time-to-market. With the first products based on multicore™ technology introduced to the market in 2013, Ceragon has enabled dual-core radios and far advanced capabilities, such as Line-of-Sight Multiple Input Multiple Output (LoS MIMO), which allows efficient use of spectrum where congestion of frequencies exist, Advanced Frequency Reuse (AFR), which allows massive network densification and Advanced Space Diversity (ASD), which eliminates the use of multiple antennas in various network scenarios, thereby accelerating network deployment and reducing total cost of ownership.

In 2019, Ceragon introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce capital and operating expenses.

Ceragon is currently investing in a new chipset which incorporates multi-cores in a chipset, expected to be launched in 2024, offering industry-leading performance and capacity.

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

New WiFi technologies offer much higher capacities to end users and devices, and therefor require much higher capacity backhaul solutions.

Growing requirements are coming from private networks such as campuses, oil & gas, critical infrastructure and alike.

Smart and safe city projects require new capacities and performance in ‘Street Level Networking’ in PtP and PtMP solutions.

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

Cellular Operators

In order to address the strain on backhaul and fronthaul capacity, cellular operators have a number of alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital and labor-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high-capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul and fronthaul capacity. Supporting typical data rates of 2 Gbps (backhaul) and 20Gbps (fronthaul) over a single radio unit, wireless transport solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul and fronthaul costs.

The surge in mobile data usage, fueled by anticipation and adoption of advanced releases of 4G and 5G services, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless transport network in various microwave and millimeter-wave spectral bands. As operators intensify 4G services availability and transition to 5G services, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in their transport network while maintaining support for their primary legacy services. The progression that is expected in 5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role that wireless backhaul and fronthaul may take in their network, as reaching the small cells with more fiber is expected to become a significant challenge, both physically and economically.

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

This market segment will also benefit (in some cases) from PtMP solutions as well.

Private Networks and Other Service Providers

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, oil and gas industry, broadcasters, state and local governments, public safety agencies, maritime customers, defense contractors and more. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including wireless transport equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective transport solution that can be easily installed and scaled to their bandwidth requirements. Approximately 12% of our business is associated with private network.

This market segment will also benefit (in some cases) from PtMP solutions as well.

Wireless vs. Fiber Transport

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In other scenarios, high-capacity wireless connectivity using microwave and millimeter-wave technologies (wireless transport), is significantly more cost efficient. Wireless transport is taking a significant role in 4G network densification and is expected to take an even more significant role in the 5G rollout as a result of ease, cost and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in the foreseeable future.

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

License-exempt wireless transport: Service providers and private network owners also select license-exempt spectrum in order to provide high speed connectivity to businesses, campuses (often regarded as a wireless backhaul) and serve cellular small cells with wireless backhaul connectivity, without regulatory approval for spectrum.

License exempt spectrum can be categorized into two main categories: 1) 57 – 66GHz millimeter-wave band, known as the v-band spectrum and operating at very wide channel bandwidths, up to 2,000MHz and capable of delivering up to multiple Gbps bi-directional capacity. The use of v-band spectrum requires the existence of a line of sight between the sites. Additional V-band solutions include point-to-multipoint and mesh networks architectures which provide up to multiple Gbps aggregate capacity and their primary use is for access services to end-users with limited capacity of backhaul operating within the access service spectrum (in-band backhaul); and 2) sub 6GHz license-exempt spectrum, operating at narrow channel bandwidths delivering up to 1Gbps bi-directional capacity (FDD), typically in point-to-multipoint network architecture. The use of sub 6GHz spectrum allows for non, or near, line of sight connectivity between the sites and facilitates an economic and flexible rollout model, at the expense of achieving modest capacity, as specified above. License exempt V-band and sub 6GHz bands are more vulnerable to interference as a result of the uncoordinated use of the spectrum.

Industry Trends and Developments

•
The widespread surge in network traffic in 2020 to 2023 emerging from the COVID-19 pandemic has significantly affected the way business and individuals access information for work and leisure. National lock-ins for large parts of the population and labor market trends brought many businesses to exercise company-wide work-from-home activities with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is an increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas. As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers experienced amidst the pandemic will remain and may even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high-volume communication transactions.

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

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high-capacity wireless transport solutions, which incorporate our unique multicore™ technology. Our multicore™ technology is a key element in our differentiation within the wireless transport market, serving the “best-of-breed” market segment. Our multicore™ technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore™ technology SoCs into sub-systems and complete wireless transport solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

•
Increase business operational efficiency by reducing network-related expenses. Our customers are able to obtain the required capacity with one-quarter of the spectrum needed otherwise, double network capacity without adding more equipment simply by remotely expanding wireless link capacity, significantly reduce energy related expenses by utilizing our energy efficient products, use smaller antennas thereby reducing telecommunication tower leasing costs, and improve their staff productivity with the use of a single wireless transport platform for their long-haul, short-haul and small/distributed cells transport needs. We offer a range of solutions for quick and simple modernization of wireless networks to 4G and 5G, which significantly contribute to our customers’ ability to modernize and expand their services.

Our wireless transport solutions are offered across the widest range of frequencies - from 4GHz microwaves to 86GHz millimeter-waves. This provides our customer with more flexibility in deploying its wireless transport infrastructure, as it enables the customer to select the spectrum available in the customer’s market, from a wider range of frequencies. Any transport network topology is supported to enable high network availability and resiliency, including ring, mesh, tree and chain topologies.

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

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless transport solutions. We believe that this complicated puzzle can only be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving costs down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in hundreds of thousands of units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration and cost structure and control over the timing of introducing certain capabilities, which is not available to vendors relying on off-the-shelf chipsets. This, in turn, enables us to yield systems that have superior performance when compared with systems which use off-the-shelf chipsets component available from the other single source, due to our ability to closely integrate and fine-tune the performance of all the radio components. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus, we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets, and at the same time promote a more “green” environment by reducing energy consumption and environmental pollution caused thereby.

Strategic Partnerships. Ceragon maintains strategic partnerships with third party solution vendors and network integrators. Through these relationships Ceragon develops interoperable ecosystems, enabling operators and private networks to profitably evolve networks by using complementary transport alternatives. In some cases, we have entered into a strategic alliance with a multinational technology company that, nevertheless, chooses our technology for its future products, acknowledging that we propose the “best-of-breed” cutting edge technology.

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

•
All-indoor solutions refer to solutions in which the entire system (indoor unit and RFU) resides in a single rack inside a transmission equipment room. A waveguide connection transports the radio signals to the antenna mounted on a tower. All indoor equipment is typically used in long-haul applications.

•
Disaggregated wireless transport solutions offer a single radio suitable for all-outdoor, a split-mount scenario, and a networking unit, which provides versatile and scalable hardware options based on merchant routing silicon and also provides routing capabilities (L3) that are radio technologies aware.

•
Pointing out accurate solutions for high movement environments. These are advanced microwave radio systems for use on moving rigs/vessels where the antenna is stabilized in one or two axes, azimuth or azimuth/elevation.

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

•
PtMP - We acquired a new type of solution that provides Point to Multi-Point offering. This solution is ideal for the emerging 5G Gigabit Wireless Access (GWA) market for residential customers and many enterprise market segments that require dense gigabit connectivity.

The IP-20 Platform provides a wide range of solutions for any configuration requirement and diverse networking scenarios. Composed of high-density multi-technology nodes and integrated radio units of multiple radio technologies ranging from 4GHz and up to 86GHz, it offers ultra-high capacity of multiple Gbps with flexibility in accommodating for every site providing high performance terminals for all-indoor, split mount and all-outdoor configurations. The IP-20 platform supports carrier-ethernet services and is MEF 2.0 certified.

The IP-50 Platform provides disaggregated wireless transport using a single type of radio in microwave or millimeter-wave for all configuration and installation scenarios and IP/MPLS and segment routing capabilities over merchant silicon hardware options.

IP-20 All-outdoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20C	6-42GHz, dual-carrier	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20C-HP	4-11GHz, dual-carrier	Longhaul	Carrier Ethernet
IP-20S	6-42GHz	Shorthaul, enterprise	Carrier Ethernet
IP-20E	71-86GHz	Shorthaul, small cells, enterprise	Carrier Ethernet
IP-20V	57-66GHz	Shorthaul, small cells, enterprise	Carrier Ethernet

IP-20 Split-mount / all-indoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20N / IP-20A	4-86GHz	Shorthaul, Long-haul	Carrier Ethernet, TDM
IP-20F	4-86GHz	Shorthaul	Carrier Ethernet, TDM
IP-20G	6-42GHz	Shorthaul	Carrier Ethernet, TDM

IP-50 disaggregated solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-50E	71-86GHz	Shorthaul, Fronthaul, Enterprise access	CE
IP-50EX	71-86GHz	Shorthaul, Enterprise access	CE
IP-50C	6-42GHz, dual-carrier	Shorthaul	CE
IP-50CX	6-42GHz, dual-carrier	Shorthaul	CE
IP-50FX	6-86GHz	Shorthaul, Long-haul, Routing	IP/MPLS, CE

As wireless transport capacity needs grow, the wireless transport network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal footprint with the IP-50C product. Ceragon’s multicore™ technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore™ radio units can be used with IP-20N/ IP-20A, IP-20F or IP-50FX products, such as RFU-D and the RFU-D-HP, or IP-50C and IP-50E in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX). As part of the IP-50FX Disaggregated Cell Site Gateway (DCSG), we introduced a Radio Aware Open Networking (RAON) Software, designed to increase operational efficiency, simplify radio monitoring and management, and expect in the future to release a reduced energy consumption.

In addition to the IP-20 and the IP-50 Platforms, Ceragon provides the PointLink portfolio that offers a tailored solution for oil and gas and other maritime offshore applications.

We are also able to address a new range of markets and opportunities with the addition of Siklu’s products:

The EtherHaul™ Platform (EH) provides a wide range of Point-to-Point all-outdoor radios operating in the mmWave spectrum (V-band 60GHz license-exempt and E-band 70/80GHz lightly licensed). Deployable at street level with integrated antennas or on roof-tops and towers with external antennas, the capacity ranges from 1Gbps to 20Gbps. All the radios are PoE or DC powered, and many offer PoE-out options to power additional equipment served by the wireless link.

The MultiHaul™ Platform (MH) is a novel series of all-outdoor compact radios operating in the 60GHz license exempt spectrum, with beam-forming self-aligning antennas, and Layer 2 SDN MESH capability for SON (Self-Organizing-Network). The radios operate in Point-to-Multipoint topologies, lowering the cost of the radio link, and growing the range or coverage of the wireless network. The MESH can feature redundant links to raise the resiliency of the wireless network. All the radios are PoE powered, and many offer PoE-out options to power additional equipment served by the wireless link.

Product	Frequency range	Application	Networking & transport technologies
EH-600TX, EH-614TX	57-68GHz	Smart City, Street level, Broadband Access, Private Network	PtP, CE & transparent bridge, PoE-in/out
EH-710TX	71-76GHz	Smart City, Street level, Broadband Access, Private Network	PtP, CE & transparent bridge, PoE-in/out
EH-8010FX	71-86GHz	Broadband Access, Private Network	PtP, transparent bridge
MH-B100 & MH-T200	59-64GHz	Smart City, Street level, Broadband Access, Private Network	PtMP, transparent bridge to full VLAN, PoE-in/out
MH-N36x, MH-N265 MH-T280, MH-T265, MH-T260/1	57-66GHz	Smart City, Street level, Broadband Access, Private Network	PtMP, MESH, transparent bridge to full VLAN, PoE-in/out

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

•
SDN applications – Software (SW) tools with significant impact on our customers’ TCO (total cost of ownership), network availability, and fast network rollout. These applications enable operators to increase their network efficiency and effectiveness with operational optimization and automatization capabilities. With the SDN technology, Ceragon SW solutions are entering into the cloud domain allowing multiple open and flexible deployment scenarios for our customers. Currently, Ceragon is developing and enhancing those and other SW tools in order to expand our offering also to stand-alone SW solutions and services either as on-premises, remote or SaaS services. Ceragon recently launched “Ceragon Insight”, which is a unified network intelligence and management software suite for wireless transport network. It aims to provide NOC and Engineering teams with deep insight and analytics tools that save money by enabling highly effective operations, assuring quality of service, and speeding response to ongoing and upcoming issues.

IP-100 Platform

Ceragon is currently investing in a new chipset which incorporates multi-cores in a chipset which is expected to be launched in 2024, offering industry-leading performance and capacity. We are already designing the first IP-100 products that will be using that chipset that will significantly increase our wireless transport products capabilities in terms of higher capacity, lower latency, lower physical size and power consumption and more. These capabilities will make the IP-100 platform the optimized choice for existing and new use cases in the 5G mobile market. The IP-100 platform is expected to expand Ceragon products coverage beyond the MW bands, V-Band and E-Band range (4-86 GHz) and include W-band (up to 110 GHz) and D-band (up to 170 GHz) products.

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

Currently, in the pursuit of our new strategy to diversify and expand our offering to include, among other things, solutions for WISPs (wireless internet services), private networks and software based solutions, we are developing and enhancing SW tools including those that have been used by us for networks planning, commissioning, monitoring, optimization and maintenance, to be included in our services offering as a stand-alone SW solutions and services either as on-premise, remote or SaaS.

Ceragon Digital Twin is a Ceragon developed tool that creates a virtual representation of customers’ physical networks. The Ceragon Digital Twin can be used to analyze, emulate, diagnose, and optimize the physical network and site infrastructure based on detailed modeling, data collection and interfaces to achieve near real-time, interactive mapping between physical networks and virtual twin networks. Our customers benefit from a data-driven and vendor- agnostic system that proactively identifies network weak spots, redundancies, energy cost inefficiencies, alerts for upcoming capacity bottlenecks, and many other network health and efficiency features. Customers benefit from a more resilient network as well as both CAPEX and OPEX savings, driven by optimized, when and where needed expansion, energy cost reduction, and a lowered need for site visits. We also invest to expand our Digital Twin solution offering to better support critical private networks requirements, including IoT standards and selected devices.

Ceragon’s Managed Services offering provides end-to-end, proactive management of the customer’s network operation. Ceragon leverages its decades of networking expertise, specialized software tools and Network Management personnel, to relieve customers from the need to manage their network infrastructure. Professional and efficient network management saves customer resources, provides “peace of mind”, and allows our customers to focus on their actual business activities. These services are specifically designed for smaller public networks and private networks where there is lower available headcount and often less technological expertise.

Our suite of Professional Services was designed specifically for private networks to make possible the easiest network implementation throughout the entire network lifecycle – to help meet all of their connectivity needs. From planning and designing the right solution, through sourcing the required equipment, rolling out and installing the network and assuring optimal performance through ongoing testing, management and maintenance services, Ceragon can customize the appropriate service offering for each customer. In addition, we are investing in expanding our system integration capabilities to support more use cases and verticals, as the demand for modern private networks continues to increase.

Our Customers We have sold our products, directly and through a variety of channels, to over 600 service providers and more than 1,600 private network customers in more than approximately 130 countries. Our principal customers are wireless service providers that use our products to expand transport network capacity, reduce transport costs and support the provision of advanced telecommunications services. In 2023, we continued to maintain our position as the number one wireless transport specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2023, customers from the Europe region contributed 11% of total yearly revenue. Our sales in Latin America and Africa in 2023 were 13% and 8% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2023 were 7%, 27% and 34%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
Region	2023	2022	2021
North America	27%	23%	16%
Europe	11%	14%	16%
Africa	8%	7%	8%
India	34%	27%	30%
APAC (excluding India)	7%	11%	11%
Latin America	13%	18%	19%

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including services and supporting functions, includes approximately 664 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together account for approximately 4% of our revenues in 2023. System integrators, distributors and resellers accounted for approximately 14% of our revenues for 2023. We are focusing our efforts on direct sales, which accounted for approximately 82% of our revenues for 2023. We also plan to develop additional strategic relationships with equipment vendors, global and local system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

We outsource most of our manufacturing operations to major contract manufacturers in Israel, Singapore, the Philippines and China. We established an RMA center in India. Most of our warehouse operations are outsourced to subcontractors in Israel, the Netherlands, the United States, Philippines and Singapore. The raw materials (components) for our products come primarily from the United States, Europe and Asia Pacific.

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

Research and Development

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products and features and effective bandwidth utilization, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and we are full members of the European Telecommunications Standards Institute in order to participate in the formulation of European standards.

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, but also at our subsidiaries in Greece and Romania. As of December 31, 2023, our research, development and engineering staff consisted of 278 employees globally. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To date, Ceragon has 19 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 10 patent applications pending in the United States and other foreign jurisdictions including the EPO.

Siklu has 39 patents granted in the United States, 1 patent granted in the UK and 4 patent applications pending in Germany.

Ceragon has registered trademarks as follows:

-	for the standard character mark Ceragon Networks in Canada;

-
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

-	for our design mark for FibeAir in United Kingdom and the European Union;

-	for the standard character mark FibeAir in the United States; and

-	for the standard character mark CeraView in United Kingdom and the European Union.

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition, which may differ from region to region, to persist in the future - especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

We compete with a number of wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, Nokia Corporation and ZTE Corporation. In addition to these primary competitors, a number of other smaller wireless transport equipment suppliers, including Aviat Networks Inc., SIAE Microelectronica S.p.A, Cambium Networks (60GHz MESH products only), and Intracom telecom, offer and develop products that compete with our products.

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

•	our deign to cost structure;

•	our time-to-market advantage, due to having our own technology and our own chipsets;

•	our focus on high-capacity, point-to-point microwave and point-to-point as well as point-to-multipoint millimeter-wave technologies, which allows us to quickly adapt to our customers’ evolving needs;

•	the range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership;

•	our support and technical service, experience and commitment to high quality customer service, and

•	our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions.

The Israel Innovation Authority

The government of Israel encourages research and development projects in Israel through the IIA, formerly known as the Israeli Office of Chief Scientist, pursuant to the provisions of the R&D Law and subject thereto. We received grants from the IIA for several projects and may receive additional grants in the future.

Under the terms of certain IIA plans, a company may be required to pay royalties ranging between 3% to 6% (depending on the terms and conditions of the specific plan and the classification of the company), of the revenues generated from its products or services incorporating know-how developed with, or are a derivative of, funds received from the IIA (“IIA Products”), until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999 and until July 1, 2017; the interest applicable to grants received on or after July 1, 2017, and until January 1, 2024 is: (i) LIBOR interest until December 31, 2023, and (ii) thereafter, 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, with the addition of 0.71513%; the interest applicable to grants received on or after January 1, 2024 is 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel).

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

In December 2006, we entered into an agreement with IIA (then the Office of the Chief Scientist at the Ministry of Economy) to conclude our research and development grant programs sponsored by the IIA. Under the agreement, we were obligated to repay the IIA approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the IIA approximately $7.4 million to retire all the debt remaining from this agreement. Nevertheless, we continue to be subject to the obligations and restrictions under the R&D Law and the IIA regulations, including regarding transfer of know-how and manufacturing outside of Israel, in respect to these grants. Following the 2006 arrangement with the IIA, Ceragon is considered as “Technological Innovation Investment-Abundant Corporation” and we can apply for grants only under non-royalty-bearing programs.

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

In March 2014, we participated in two Magnet Consortium Programs called “Hyper” and “Neptune” (the “Magnet Programs”) sponsored by the IIA. Under these Magnet Programs, which are intended to support innovative generic industry-oriented technologies, we cooperated with additional companies and research institutes. In the years 2016, 2017 and 2018 we received an approval from the IIA for a sum of $3.8 million in the aggregate, under these Magnet Programs. These two Magnet Programs have ended. The R&D Law applies to Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs’ internal agreements between the consortium members may apply.

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

In 2020, we signed with Ariel University a Research and License Agreement under a Magneton plan (the “Magneton Plan”). In the framework of this project the IIA approved to grant us an amount of $0.3 million for the year 2020. In 2021 the IIA approved, under the second stage of the plan, an additional amount of $0.3 million for the year 2021. This project ended at the end of November 2022 (we are expected to receive the remaining payments under this project during 2024).

In 2021, we submitted an application under the Promoting Applied Research in Academia (Nofar). Under this project, we support a development plan of Ariel University and fund 10% of this plan (the IIA grants the other 90%). Under this plan, we will not get any grant from the IIA.

              In January 2023, we submitted an application under the Magneton Plan with the Technion, Haifa Institute of Technology (“Technion”). This project called “SW Managed Diplexer” was approved and started in January 2024. We are expected to receive an amount of approximately $0.4 million for the project during the years 2024-2025.

In January 2023, we entered as a member into the Magnet Consortium Program called “MM Production”. The total grant for this project is approximately $1.0 million (for a three-year period). So far, we have received an amount of $0.4 million in 2023. The R&D Law applies to the Magnet Consortium Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Consortium Programs’ internal agreements between the consortium members may apply.

In February 2023, we submitted an application under the Magneton Program with Ben-Gurion University. This program called “MESH Scheduling based AI” was approved and the total grant for it is approximately $0.5 million (for a two year-period). So far, we have received an amount of $0.1 million.

In March 2023, we submitted an application under the Magneton Plan with Tel-Aviv University. This program called “Fault Analysis” was approved and the total grant for it is approximately $0.2 million (for a one-year period). So far, we have received an amount of $0.1 million.

In May 2023, we submitted an application under the Industry Research Program for research in the D-band field. This program was approved and the total grant for it is approximately $1.1 million (for a two-year period). So far, we have received an amount of $0.2 million.

All the above-described programs do not bear royalty payment obligations to the IIA, but may be subject to certain commercial arrangements among the participants thereof.

At the end of 2021, the publication of the LIBOR ceased, and alternative interests were applied throughout the worldwide economy, including the SOFR interest. The interest applicable to grants received on or after January 1, 2024 is 12 months Term SOFR as published in the first trading day of each year by CME Group, or by any other party authorized by the Federal Reserve, or in alternative publication by the Bank of Israel, with the addition of 0.71513%.

In addition, between the years 2008-2020, Siklu received grants from the IIA in the total amount of approximately $14.6 million (approximately $16.0 million, including interest) for 20 files under a royalty-bearing program. So far, Siklu has reported to the IIA royalties in the amount of approximately $7.8 million and has paid to the IIA royalties in the amount of approximately $5.0 million. Accordingly, as of December 31, 2023, Siklu's debt to the IIA amounts to approximately $2.8 million. Siklu has agreed with the IIA to pay its past debt in monthly payments over a 5-year period, with the first payment being approximately $0.1 million and the remaining payments being $30,000 per month, after which the remaining debt shall be immediately repaid.

In addition, Siklu has also received from the European Commission (under the Horizon Europe program) a total amount of $1,357,173 for three non-royalty-bearing programs (called “5G-PHOS”, “THOR” and “5G-COMPLETE”), which have ended, and an amount of $661,538 for two non-royalty-bearing programs (called “Int5Gent” and “PARALIA”), which are still active. An additional amount of approximately $359,280 is expected to be received from the European Commission for the programs “5G-COMPLETE”, “Int5Gent” and “PARALIA”.

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

We also lease the following space in the United States - approximately 8,200 square feet of office space and warehouse space in Richardson, Texas, expiring 31 March 2024;

  We also lease space for other local subsidiaries to conduct pre-sales and marketing activities in their respective regions, as well as co-working spaces.

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

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2021 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 1, 2023.

A.           Operating Results

Overview

We are the number one wireless transport specialist in terms of unit shipments and global distribution of our business. We provide wireless transport solutions that enable cellular operators and other wireless service providers to serve a broad range of use-cases, including mobile broadband, fixed broadband, Industrial and other IoT services. Our solutions use microwave and millimeter wave technology to transfer large amounts of telecommunication traffic between base stations and small/distributed cells and the core of the service provider’s network.

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

Industry Trends

Market trends have placed, and will continue to place, pressure on our solutions, products and services. Our objective is to continue meeting the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
The widespread surge in network traffic in 2020 to 2023 emerging from the COVID-19 pandemic has significantly affected the way business and individuals access information for work and leisure. National lock-ins for large parts of the population and labor market trends brought many businesses to exercise company-wide work-from-home activities with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is an increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas. As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers experienced amidst the pandemic will remain and may even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high-volume communication transactions.

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

•
The introduction of a disaggregated model for hardware and software. This model allows better scalability, simplicity and flexibility for network operators as it offers endent elements for hardware and software, allowing the use of commercial off-the-shelf hardware, to accelerate delivery of new solutions and innovations.

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

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2022 and 2023, 27.4% and 30.9%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

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

In 2023, revenues increased mainly in North America and India, as part of our continued focus on these regions. 2023 growth is primarily attributed to the increased demand both for our IP-20 and software solutions by our customers in these regions.

In 2023, the majority of suppliers returned to normal lead times and standard supply chain status, some critical suppliers continued to suffer from long lead time of component deliveries and supply chain constrains.

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

Restructuring and related charges. Restructuring expenses consist primarily of costs associated with reduction in workforce, establishment of new research and development centers in additional countries, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions. Restructuring and related expenses are reported separately in the consolidated statements of operations.

Acquisition and integration-related charges. Acquisition-related expenses include those expenses related to acquisitions that would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees. Acquisition-related costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

Integration-related expenses represent incremental costs related to combining the Company and its business acquisitions, such as third-party consulting and other third-party services related to merging the previously separate companies' systems and processes.

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

Critical Accounting Estimates

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

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Inventory valuation;

•	Provision for credit loss (doubtful debts); and

•	Business combination.

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

The revenues from customer support and extended warranty are recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied, usually upon customer acceptance.

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

Business Combination. We apply the provisions of ASC 805, “Business Combination,” and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Impact of recently adopted accounting standards

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

Comparison of Period to Period Results of Operations

The following table presents a consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2023	2022
Revenues	100%	100%
Cost of revenues	65.5	68.5
Gross profit	34.5	31.5
Operating expenses:
Research and development, net	9.3	10.1
Sales and marketing	11.7	12.1
General and administrative	6.9	11.6
Restructuring and related charges	0.3	-
Acquisition and integration-related charges	0.3	-
Other operating expenses	-	1.4
Total operating expenses	28.5	35.2
Operating income (loss)	6.1	(3.7)
Financial expenses and others, net	2.4	2.1
Taxes on income	1.9	0.8
Net Income (loss)	1.8	(6.7)

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues. Revenues totaled $347.2 million in 2023 as compared to $295.2 million in 2022, an increase of $52.0 million, or 17.6%. Revenues in North America increased to $95.6 million in 2023, from $67.1 million in 2022. Revenues in APAC increased to $35.0 million in 2023, from $33.0 million in 2022. Revenues in India increased to $107.4 million in 2023, from $81.0 million in 2022. Revenues in Europe decreased to $42.4 million in 2023, from $42.9 million in 2022. Revenues in Africa increased to $19.6 million in 2023, from $19.3 million in 2022. Revenues in Latin America decreased to $47.2 million in 2023 from $51.9 million in 2022.

Cost of Revenues. Cost of revenues totaled $227.3 million in 2023 as compared to $202.1 million in 2022, an increase of $25.2 million, or 12.5%. The increase was primarily due to an increase of $20.6 million related to material costs, mainly resulted from the higher volume of revenues, an increase of $5.8 million related to inventory write off, an increase of $2.2 million in services costs, an increase of $1.1 million in salaries and employee-related expenses, and an increase of $0.9 of million in other production costs, offset by a decrease of $5.4 million related to shipping and storage costs.

Gross Profit. Gross profit increased to $119.9 million or 34.5% as a percentage of revenues in 2023 from $93.1 million or 31.5% in 2022. This improvement in gross profits is mainly attributable to the substantial increase in revenues, while maintaining same or higher margins in most regions, keeping general operational costs under tight control, improved supply chain costs, partially offset by higher inventory write-offs.

Research and Development Expenses, Net. Our net research and development expenses totaled $32.3 million in 2023 as compared to $29.7 million in 2022, resulting in an increase of $2.6 million, or 8.7%. The increase was primarily due to an increase of $1.4 million in salaries and related expenses, and one-time loss from termination of joint development in the amount of $1.2 million.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses represent 9.3% and 10.1% in 2023 and 2022.

Sales and Marketing Expenses. Sales and marketing expenses totaled $40.6 million in 2023, as compared to $35.8 million in 2022, an increase of $4.8 million, or 13.4%. The increase was primarily attributed to an increase of $1.9 million in salaries and related expenses, coupled with an increase of $0.7 million in sales commissions, an increase of $0.7 million in legal services, an increase of $0.6 in trade shows, an increase of $0.5 million in travel costs and an increase of $0.4 million in other sales and marketing expenses. As a percentage of revenues, sales and marketing expenses were 11.7% in 2023 compared to 12.1% in 2022.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative Expenses. General and administrative expenses totaled $23.8 million in 2023 as compared to $34.3 million in 2022, a decrease of $10.5 million, or 30.6%. The decrease was primarily due to a decrease of $12.1 million in credit loss expenses, a decrease of $0.3 million in legal services, offset by an increase of $1.2 million in salaries and related expenses, an increase of $0.3 million in software maintenance, and an increase of $0.4 million in other general and administrative expenses. General and administrative expenses in 2022 included credit loss expenses of $12.3 million from a single customer in Latin America. Following several unsuccessful attempts to collect the debt from this customer, including an attempt to settle on debt payment terms with the customer, and as a result of recent changes in the interaction with the customer, which became contentious, and additional difficulties in other measures taken by the Company to collect the debt, the probabilities to effectively collect the outstanding debt in the near term or in full, have reduced. As a percentage of revenues, general and administrative expenses were 6.9% in 2023 compared to 11.6% in 2022.

Restructuring and related charges. Restructuring and related charges totaled $0.9 million in 2023, as compared to $0.0 million in 2022. The increase was primarily attributed to contractual and termination severance pay and other related costs for the impacted employees.

Acquisition and integration-related charges. Acquisition and integration-related charges totaled $1.1 million in 2023, as compared to $0.0 million in 2022. The increase was primarily attributed to the acquisition and integration expenses associated with the acquisition of Siklu, which would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees as well as incremental costs related to combining the Company and Siklu, such as third-party consulting and other third-party services related to merging Siklu’s systems and processes.

Other operating expenses. Other operating expenses totaled $0.0 million in 2023, as compared to $4.2 million in 2022, related to the hostile takeover attempt against the Company by Aviat.

Financial expenses and others, Net. Financial expenses and others, net totaled $8.5 million in 2023 as compared to $6.3 million in 2022, an increase of $2.2 million, or 34.3%. The increase was mainly attributed to an increase of $1.8 million in interest on loans and an increase of $0.8 million in factoring fees, offset by a decrease of $0.4 million in exchange rate differences and other financial expenses. As a percentage of revenues, financial expenses and others, net, were 2.4% in 2023 compared to 2.1% in 2022.

Taxes on income. Tax expenses were $6.5 million in 2023, compared to $2.4 million in 2022, resulting in an increase of $4.1 million. The increase was mainly attributable to an increase of $1.6 million in current tax expenses due to increased profitability in 2023, an increase in deferred taxes of $1.5 million, and an increase of $1.0 million in uncertain tax positions.

Net Income (loss). In 2023, the Company had $6.2 million in net income as compared to net loss of ($19.7) million in 2022. As a percentage of revenues, net income was 1.8% in 2023 compared to a net loss of (6.7%) in 2022.

Impact of Currency Fluctuations

The majority of our revenues are denominated in U.S. dollars, and to a lesser extent, in INR (Indian Rupee), Euro, and in other currencies. Our cost of revenues is primarily denominated in U.S. dollars as well, while a major part of our operating expenses is in New Israeli Shekel (NIS), and to a lesser extent, in Indian INR (Indian Rupee), Euro, NOK (Norwegian Kroner), BRL (Brazilian Real) and other currencies. We anticipate that a material portion of our operating expenses will continue to be in NIS.

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the NGN (Nigerian Naira) and the ARS (Argentine Peso). We partially reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2023, the U.S. dollar appreciated in relation to the NIS at a rate of 3.1%, from NIS 3.519 per $1 on December 31, 2022, to NIS 3.627 per $1 on December 31, 2023. In 2022, the U.S. dollar appreciated in relation to the NIS at a rate of 13.2%, from NIS 3.110 per $1 on December 31, 2021, to NIS 3.519 per $1 on December 31, 2022.

The annual rate of inflation in Israel was 3.0% in 2023 and 5.3% in 2022.

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

The Credit Facility has been renewed and amended several times during the past years according to the Company’s needs and financial position.

In June 2023, the Company signed an amendment to the Credit Facility in the frame of which the Credit Facility was extended by an additional 1 year, till June 30, 2024. This amendment included an increase of $9,800 thousand to $72,000 thousand to the Credit Facility for loans and a decrease of $11,914 thousand to the bank guarantees credit lines to $45,886 thousand. In December 2023, in connection with the acquisition of Siklu, the Company signed the latest amendment to the Credit Facility in which it obtained the approval of the syndication of banks to carry out Siklu's acquisition, added additional bank to the syndication agreement and increased the Credit Facility for loans by $5,000 thousand to $77,000 thousand with no change in the guarantees credit lines so that the total credit facilities for bank guarantees and for loans will be $122,886 thousand.

As of December 31, 2023, the Company has utilized $32,600 thousand of the $77,000 thousand available under the Credit Facility for short-term loans. During 2023, the credit lines carried interest rates in the range of 7.8% and 8.1%.

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

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2023 and 2022, the Company met all of its covenants.

As of December 31, 2023, we had approximately $28.2 million in cash and cash equivalents.

In 2023, our $30.9 million in cash provided by operating activities was affected by the following principal factors:

•	Our net income of $6.2 million;

•	$14.6 million decrease in trade and other accounts receivable and prepaid expenses, net;

•	$10.0 million of depreciation and amortization expenses;

•	$6.3 million decrease in inventories; and

•	$4.0 million share-based compensation expenses; and

•	$3.8 million decrease in operating lease right-of-use assets.

              These factors were offset mainly by:

•	$9.6 million decrease in deferred revenues;

•	$4.0 million decrease in operating lease liability;

•	$0.2 million decrease in trade and other accounts payable and accrued expenses, net; and

•	$0.2 million decrease in accrued severance pay and pensions, net

In 2022, our $4.9 million in cash used by operating activities was affected by the following principal factors:

•	Our net loss of $19.7 million

•	$11.2 million increase in inventories;

•	$6.2 million increase in trade payables, other accounts payable and accrued expenses;

•	$5.9 million decrease in operating lease liability; and

•	$0.4 million accrued severance pay and pensions, net.

These factors were offset mainly by:

•	$18.1 million decrease in trade and other accounts receivable and prepaid expenses;

•	$11.0 million of depreciation and amortization expenses;

•	$3.6 million decrease in operating lease right-of-use assets;

•	$3.6 million share-based compensation expenses; and

•	$2.2 million increase in deferred revenues paid in advance;

Net cash used in investing activities was approximately $20.9 million for the year ended December 31, 2023, as compared to net cash used in investing activities of approximately $12.4 million for the year ended December 31, 2022. In the year ended December 31, 2023, our investing activities were comprised of $8.0 million of cash paid as cash consideration for Siklu’s acquisition, $10.0 million paid for purchases of property and equipment and $2.9 million paid for intangible assets. In the year ended December 31, 2022, our investing activities were comprised of $10.5 million paid for purchases of property and equipment and $2.0 million paid to purchase of intangible assets.

Net cash used in financing activities was approximately $4.9 million for the year ended December 31, 2023, as compared to approximately $23.1 million net cash provided by financing activities for the year ended December 31, 2022. In the year ended December 31, 2023, our net cash used in financing activities was primarily due to repayments of bank credits and loans of $4.9 million. In the year ended December 31, 2022, our net cash provided by financing activities was primarily due to proceeds of bank credits and loans of $22.7 million and proceeds from share options exercise of $0.4 million.

Our material cash requirements as of December 31, 2023, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditure primarily consists of purchases of manufacturing and test equipment, computers and peripheral equipment, office furniture and equipment. Our capital expenditures were $10.0 million in 2023, $10.5 million in 2022 and $9.4 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for offices and warehouses for our facilities worldwide, as well as car leases. Our facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $4.0 million in 2023, $4.5 million in 2022 and $5.0 million in 2021.

Our purchase obligations consist primarily of commitments for our operating activities and working capital needs. Our operating expenses were $98.7 million in 2023, $104.0 million in 2022 and $83.6 million in 2021. As of December 31, 2023, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $22,892.

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We plan on continuing to raise capital as we may require, subject to changes in our business activities.

We believe that current working capital, cash and cash equivalent balances together with the Credit Facility available with the five financial institutions, will be sufficient for our expected requirements through at least the next 12 months.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2023, our research, development and engineering staff consisted of 278 employees globally. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Ilan Rosen(1)	67	Chairman of the Board of Directors
Shlomo Liran (1)	73	Director
Efrat Makov (1)	56	Director
Rami Hadar (1)	60	Director
David (Dudi) Ripstein (1)	57	Director
Ira Palti	66	Director
Yael Shaham (1)	54	Director
Doron Arazi	60	Chief Executive Officer
Ronen Stein	56	Chief Financial Officer
Oz Zimerman	60	Chief Marketing Officer & EVP Corporate Development
Hadar Vismunski Weinberg	50	Chief Legal Officer & Corporate Secretary
Michal Goldstein	52	Chief People Officer
Ulik Broida	56	Chief Product Officer
Alon Klomek	54	Chief Revenue Officer
Dima Friedman	55	Chief Operating Officer
Ronen Ben-Hamou	52	Chief Growth Officer

(1)	Independent Director.

Set forth below is a biographical summary of each of the above-named directors and members of senior management.

Ilan Rosen has served as our director since July 2021 and as the Chairman of our Board of Directoes since July 23, 2023. Mr. Rosen currently serves as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75B worth of investments in various private equity strategies around the globe. Mr. Rosen additionally serves as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries. From 1993-1996 he served as the CEO of Adsha Development Ltd. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

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

Efrat Makov has served as our director since October 2022. Ms. Makov has extensive telecom and public company director experience. Ms. Makov is currently serving as a director of Allot ltd. and B Communications Ltd. Ms. Makov previously served as a director of BioLight Life Sciences Ltd., Kamada Ltd, iSPAC 1 Ltd. and Anchiano Therapeutics Ltd. Previously, she served as the CFO of Alvarion, an Israeli-based global provider of autonomous wi-fi networks, and as the CFO of Aladdin Knowledge Systems. Formerly, she served as Vice President of Finance at Check Point Software Technologies. Between 1993 and 2000 Ms. Makov worked in public accounting for Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

Rami Hadar has served as our director since July 2021. Mr. Hadar serves as a Managing Partner in Claridge Israel, as well as serves on the board of its portfolio companies: AlgoSec, Gigaspaces, Cloudify, Shopic and D-Fend. In the years 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications. Early in his career Mr. Hadar co-founded and served as the CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications. Mr. Hadar continued with DSPC’s executive management team for two years, and subsequently the company was acquired by Intel. Thereafter, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President, Sales and Marketing. Following that, Mr. Hadar served as CEO of Native Networks where he was instrumental in orchestrating the company’s ultimate acquisition by Alcatel. Hadar holds a B.Sc. in Electrical Engineering from the Technion

David Ripstein has served as our director since July 2021. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. From June 2022 to January 2023 Mr. Ripstein served as the Chief Executive Officer of SatixFy Ltd. From 2017 to 2022, Mr. Ripstein served as the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016 Mr. Ripstein served the CEO of Spotoption Technologies a fintech software provider. From 2000-2015, Mr. Ripstein served in various positions in RADCOM, a Nasdaq-traded (RDCM) provider of service assurance solutions, first for six years as a General Manger and then for nine years as its President & Chief Executive Officer. Prior to Radcom, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces-Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion.

Ira Palti has served as a Director since June 2018 and served as President and Chief Executive Officer from August 2005 to July 2021. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti currently serves as a chairman of the board of Bladeranger Ltd. and GigaSpaces Technologies Ltd. and as board member in PriorTech Ltd. and Kipat Maim Ltd. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from the Tel Aviv University.

Yael Shaham has served as a director since September 2023. Ms. Yael Shaham has more than 25 years of experience in management and strategic leadership roles, and brings a wealth of knowledge from across the technology and business landscape. Ms. Shaham currently serves as a member of the Board of Clalit Health Services, where she contributes her rich experience and knowledge in digital transformation and future IT technologies. Ms. Shaham is also a member of the board of Advisors at Veego, where her product experience plays a critical role in the development of Product Strategy and Go-to-Market initiatives. In addition, Ms. Shaham serves as a Board Member at Glassbox (TASE:GLBX), where her responsibilities include the role of Chairwoman of Remuneration and Audit committees, along with membership in the Financial Statements committee, helping to shape the company's governance and overall performance. In her previous role as General Manager of the Enterprise & Learning Division at Kaltura (NASDAQ:KLTR), she led multiple go-to-market teams to increase ARR while playing a key role in successfully guiding the company's IPO process. At Amdocs (NASDAQ:DOX), Ms. Shaham served as the General Manager of the Network Division, IT & Operations Division, and Revenue Management Division. Her strategic vision and expertise contributed to revenue growth, successful M&A integrations, and a quantitative increase in the company's perceived brand value. Ms. Shaham is also a member of the Israel Board of Directors Team of the Government Companies Authority. She holds an MA in Organizational Sociology (cum laude) and BA in Computer Science and Sociology (summa cum laude), both from Bar Ilan University and served as a Major in the Israeli Air Force.

Doron Arazi has served as our Chief Executive Officer since July 2021. He rejoined Ceragon after taking a year and a half break where he served as CFO of privately held software companies in the Cyber and Telecom spaces. Mr. Arazi originally joined the company in 2014 as Executive Vice President and Chief Financial Officer, and in 2016 was appointed Deputy CEO, while continuing to carry the role of Chief Financial Officer. Prior to joining Ceragon, Mr. Arazi managed the business relationship with a U.S. Tier 1 mobile operator in Amdocs and was responsible for hundreds of employees. Prior to Amdocs, Mr. Arazi looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications and VP of Finance at Verint. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from Tel Aviv University.

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

Oz Zimerman joined Ceragon in March 2013 and currently serves as our Chief Marketing Officer & EVP Corporate Development. Oz brings with him over 25 years of global executive business experience in marketing, business development and strategy. From 2008 to 2012, Mr. Zimerman was Corporate Vice President Marketing and Business Development at DSP Group, where he penetrated world leading consumer electronic customers, acquired new technology which became the main growth engine of the company, and managed relations with top executive decision makers at world leading service providers. Prior to joining DSP Group, Oz was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach generating sharp sales increase. Prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master’s degree in Business Administration & Industrial Engineering from Columbia University.

Hadar Vismunski-Weinberg joined Ceragon in April 2023 and serves as Chief Legal Officer and Corporate Secretary.  Ms. Vismunski-Weinberg has extensive global leadership experience. Prior to Ceragon, she served as the Bank Corporate Secretary of Bank Leumi Ltd. (2021-2022), as Vice President, Chief General Counsel and Corporate Secretary at Partner Communications Company Ltd. (2017-2021) and held various legal leadership positions at Teva Pharmaceutical Industries Ltd., including VP Legal (2007-2017). In her earlier career, Ms. Vismunski-Weinberg was a partner in an Israeli law firm specializing in commercial and corporate law. Ms. Vismunski-Weinberg holds a Bachelor of Law from The Hebrew University of Jerusalem, and is a member of the Israeli Bar Association since 1999.

Michal Goldstein has served as our Chief People Officer since March 2020. Previous to this appointment, Ms. Goldstein served as the Chief Human Resources Officer of Contentsquare, a privately held global software company. Prior to Contentsquare, Ms. Goldstein was Vice President of Human Resources Centers of Excellence at NICE Systems (Nasdaq), as well as served in various Human Resources Business Partner positions at Amdocs, where she spent twelve years, including three years in the company’s Silicon Valley office. Ms. Goldstein has a background in organizational development and consulting and holds a B.A in Psychology from the University of Haifa, Israel, an M.Sc. in Organizational Psychology from the University of Nottingham, UK, and a Doctor of Management Degree from the University of Hertfordshire, UK, specializing in organizational complexity.

Ulik Broida has served as our Chief Product Officer since January 2019 and in April 2021 joined Ceragon’s executive management team as Executive Vice President Solutions Management. In February 2022, Mr. Broida also assumed the role of Executive Vice President Products. Mr. Broida is responsible for product strategy, innovation and product management, and leads the company’s Product Management and Global Sales Engineering teams to ultimately support global sales in delivering value to service providers and mission critical private networks worldwide. Mr. Commencing in February 2022, Mr. Broida also leads the products research and development from inception and design using innovative, cutting-edge technologies, all the way to high volume production. Mr. Broida brings over 21 years of experience in strategic marketing and product strategy in the Telecom and IIOT industry. Prior to joining Ceragon, Mr. Broida served as the VP Marketing at mPrest, where he was responsible for product management, marketing, and business development. He served as Vice President of Marketing and Business Development at RAD from 2013 to 2016 and held numerous additional VP product management roles in Wavion (2010-2013), NICE (2006-2010), Alvarion (2000-2006). Mr. Broida holds a B.Sc in electrical engineering from the Technion, Israel’s Institute of Technology, and a Master’s degree in Business Administration from the Tel Aviv University.

Alon Klomek has served as Chief Revenue Officer since January 1, 2023. Before joining Ceragon, Mr. Klomek spent ten years at Cellebrite, where he successfully led the company’s transformation from selling hardware to services, and spearheaded the company’s business growth, initially in its international business group and later as Chief Business Officer. Prior to that, Mr. Klomek led a technology start-up, as CEO, and spent ten years at NICE systems where he relocated to the US with his family for multiple years. Mr. Klomek brings a fresh dynamic leadership style, long-term vision, and business excellence. Mr. Klomek holds a BA in Economics and Management, an MBA from the Tel-Aviv College of Management, and an MBA from NYU.

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

Ronen Ben-Hamou has served as our Chief growth officer, since December 2023. Mr. Ben-Hamou brings over 20 years of international leadership experience in C-level, general management, business, and technical executive roles in the Telecommunication and IoT industries. He has led innovation and managed large-scale international organizations focusing on system, silicon, and software development. Prior to joining Ceragon, Mr. Ben-Hamou served as the CEO of Siklu, a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. His extensive experience includes commercializing new technologies with Tier 1 customers as well as driving digital transformation across the globe. Mr. Ben-Hamou’s previous roles also included EVP of Products & Solutions and Head of Global R&D as well as EVP, of IoT Technologies & Solutions at Telit. Prior to that, he held leadership positions at Ericsson, as COO & Head of R&D of their Modems business unit, ST-Ericsson as SVP & GM of Thin Modem Solutions, and Infineon Technologies as VP & GM of Entry Phone base unit. Mr. Ben-Hamou holds a B.Sc. degree in Electrical Engineering from Coventry University in the UK.

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

During 2023, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2023, including Mr. Ariel Milstein, who ceased to serve in his position on April 14, 2023, Mr. Guy Toibin, who ceased to serve in his position on April 16, 2023, Mr. Muki Burla, who ceased to serve in his position on May 14, 2023, Mr. Zohar Zisapel who passed away on May 19, 2023, and Yael Shaham who joined the Company’s board of directors on September 6, 2023, consisted of approximately $3.8 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel (all the amounts were translated to USD based on exchange rate as of December 31, 2023).

We have a performance-based bonus plan, which includes our executive officers. The plan is based on our overall performance, the particular unit performance, and individual performance. A non-material portion of the performance objectives of our executive officers are qualitative. The measurable performance objectives can change year over year, and are a combination of financial parameters, such as revenues, booking, gross profit, regional operating profit, operating income, net income and collection. The plan for our executive officers is reviewed and approved by our Compensation Committee and Board of Directors annually (and with respect to our CEO, also by our shareholders), as are any bonus payments to our executive officers made under such plan.

Cash Compensation Our directors are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) - 2000 (the “Foreign Listed Regulations”). Each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 68,505 (approximately $19,162) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 4, 2024 (the “Exchange Ratio”) as an annual fee, the sum of NIS 2,550 (approximately $713, based on the Exchange Ratio) as an in-person participation fee, NIS 1,530 (approximately $428, based on the Exchange Ratio) for conference call participation and NIS 1,275 (approximately $357, based on the Exchange Ratio) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. The above-mentioned cash compensation is in line with the Company’s compensation policy, which was most recently revised and adopted by our shareholders on  the 2023 AGM (as defined below) (the “Compensation Policy”), according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees. For more information, please see “Remuneration of Directors” and “The Stock Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. During 2023, we granted to our directors and members of our senior management detailed in Section 6.A and other directors and executive officers who served as such during the year 2023, in the aggregate, options to purchase 960,065 ordinary shares, with an exercise price that ranges from $1.68 to $2.09 per share. During 2023, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate 375,030 restricted share units (“RSUs”). As of December 31, 2023, there were a total of 2,924,448 outstanding options to purchase ordinary shares and 512,048 RSUs that were held by our directors and senior management, including Mr. Zisapel’s equity consideration, which was vested in 2023, detailed in Section 6A.

In addition to cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors received annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders on September 6, 2023, the date of the Company’s 2023 Annual General Meeting of Shareholders (the “2023 AGM”), as follows:

(i) each of Shlomo Liran, Ilan Rosen, Rami Hadar and David Ripstein, directors of the Company, received options to purchase 50,000 Ordinary Shares, one-third of which (16,667 options) were granted on the date of the 2021 AGM, an additional one third (16,667 options) were granted upon the first anniversary of the 2021 AGM (i.e., on July 19, 2022), and the remaining 16,666 options were granted on the second anniversary of the 2021 AGM (i.e., on July 19, 2023);

(ii) Efrat Makov, director of the Company, received options to purchase 33,333 Ordinary Shares, half of which (16,667 options) were granted on the date of the 2022 AGM, and an additional half (16,666 options) were granted to her upon the first anniversary of the 2022 AGM (i.e., on October 3, 2023);

(iii) Ilan Rosen, our Chairman of the Board of Directors, received additional 43,334 options to purchase 43,334 Ordinary Shares, which were granted on the date of the 2023 AGM;

(iv) Efrat Makov, Shlomo Liran, Mr. Hadar, and Mr. Ripstein, received options to purchase 16,666 Ordinary Shares, which were granted on the 2023 AGM (the “2023 Equity Grant”);

(v) Ira Palti received 33,333 options to purchase Ordinary Shares, which were granted on the date of the 2023 AGM, comprised of one-third of the non-executive directors’ equity grant approved in the 2021 AGM (16,667 options) (the “Remaining 2021 Grant”), and the 2023 Equity Grant; and

(vi) Yael Shaham, director of the Company, received 33,333 options to purchase Ordinary Shares, which were granted on the date of the 2023 AGM.

b)     Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law) with respect to the year ended December 31, 2023. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2023, and are based on the following components:

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

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder with respect to the year ended December 31, 2023, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2023, with respect to equity-based compensation granted in 2023 and in previous years. For assumptions and key variables used in the calculation of such amounts see Note 2U of our audited consolidated financial statements.

•	Doron Arazi – CEO: Salary Costs - $368,200; Performance Bonus Costs - $296,262; Equity Costs - $380,673.

•	Alon Klomek – Chief Revenue Officer: Salary Costs - $317,487; Performance Bonus Costs - $324,307; Equity Costs - $248,866.

•	Ronen Stein – CFO: Salary Costs - $301,310; Performance Bonus Costs - $122,189; Equity Costs - $106,017.

•	Ulik Broida – Chief Product Officer: Salary Costs - $245,247; Performance Bonus Costs - $107,903; Equity Costs - $128,226.

•	Michal Goldstein – Chief People Officer: Salary Costs - $234,314; Performance Bonus Costs - $100,440; Equity Costs - $87,458.

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

Our Compensation Policy was originally approved by our shareholders in 2012 and was revised and adopted by our shareholders at the 2023 AGM, which was held on September 6, 2023.

Clawback Policy

On June 9, 2023, the SEC approved Nasdaq’s proposed clawback listing standards that implement the SEC’s clawback rule, which was adopted under Rule 10D-1 under the Exchange Act (the “Clawback Listing Rules”). The SEC’s final rule directed U.S. stock exchanges, including Nasdaq, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy.  At the 2023 AGM, following the approvals of the Compensation Committee and Board of Directors, we amended Section 9 (Clawback Policy) of the Compensation Policy, to provide that the Company would adopt a clawback policy as contemplated pursuant to the Clawback Listing Rules. On November 30, 2023, our Compensation Committee and Board of Directors approved the adoption of a clawback policy in compliance with the Clawback Listing Rules (the “Clawback Policy”) to recover any excess incentive-based compensation from current and former officers after an accounting restatement, effective as of October 2, 2023. In addition, the Compensation Committee and the Board of Directors may apply this Clawback Policy to persons who are not officers. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee and the Board of Directors administer the Company’s Clawback Policy and have sole discretion to determine how to seek recovery under the policy and may forgo recovery if both determine that recovery would be impracticable.

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

Terms and Skills of Directors

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. At the 2021 AGM, Messrs. Rami Hadar, Ilan Rosen and David Ripstein were elected to serve as directors. At the annual general meeting held on October 3, 2022 (“2022 AGM”), Ms. Efart Makov was elected to serve as director in order to fill the vacancy created by the resignation of Ms. Yael Langer, which became effective on the date of such meeting. At the 2023 AGM, Ms. Yael Shaham was elected to serve as a director for a term of approximately one (1) year ending on the date of the next annual general meeting that will be held in 2024. Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management”.

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

Currently, six of our serving directors – Ms. Makov, Ms. Shaham and Messrs. Liran, Rosen, Hadar and Ripstein – qualify and serve as independent directors under the Nasdaq Rules.

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

Currently, each of Ms. Makov, who chairs the Financial Audit Committee, and Mr. Liran, both independent directors, is considered a “financial expert” for the purposes of the Nasdaq Rules. Each of Ms. Makov and Messrs. Liran, Rosen, Hadar and Ripstein, satisfy the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

Remuneration of Directors

Directors’ remuneration is generally consistent with our compensation policy for office holders (see below) and generally requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order).

Notwithstanding the above, under special circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from our compensation policy, provided that such an arrangement is approved by a Special Majority.

According to the Remuneration Regulations, directors who are being compensated in accordance with such regulations are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence. The minimum fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, and are based on the classification of the Company according to the size of its capital. Remuneration of a director who is compensated in accordance with the Remuneration Regulations, in an amount which is less than the fixed annual fee or the fixed participation fee, requires the approval of the Compensation Committee, the Board of Directors and the shareholders (in that order). A company may compensate a director (who is compensated in accordance with the Remuneration Regulations) in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the Remuneration Regulations.

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

Mandatory Committees of the Board of Directors

Financial Audit Committee

In accordance with the rules of the SEC under the Exchange Act and under Nasdaq Rules, we are required to have an audit committee consisting of at least three directors, each of whom (i) is independent; (ii) does not receive any compensation from the Company (other than directors’ fees); (iii) is not an affiliated person of the Company or any of its subsidiaries; (iv) has not participated in the preparation of the Company’s (or subsidiary’s) financial statements during the past three years; and (v) is financially literate and one of whom has been determined by the board to be a financial expert. The duties and responsibilities of the Financial Audit Committee include: (i) recommending the appointment of the Company’s independent auditor to the Board of Directors, determining its compensation and overseeing the work performed by it; (ii) pre-approving all services of the independent auditor; (iii) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (iv) handling complaints relating to accounting, internal controls and auditing matters. Nonetheless, under the Companies Law, the appointment of the Company’s independent auditor requires the approval of the shareholders, and its compensation requires the approval of our Board of Directors.

As of the date hereof, Messrs. Liran, Ripstein and Ms. Makov serve on our Financial Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described above, and with Ms. Makov serving as chairperson of such committee and as its financial expert. See Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below. We have adopted an Audit Committee charter as required under the Nasdaq Rules.

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

As of the date hereof, Mr. Ripstein, Ms. Shaham and Ms. Makov serve on our Corporate Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described under the Financial Audit Committee section above, and Mr. Ripstein serves as its chairman.

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

Mr. Rosen, Ms. Shaham, and Mr. Hadar serve on our Compensation Committee, each of whom meets the above-mentioned qualification requirements set forth under the Nasdaq Rules, and Mr. Hadar serves as its chairman.

Nomination Committee

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors, or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions. Currently, Messrs. Liran, Rosen and Hadar, all independent directors, serve as members of our Nomination Committee, which recommends director nominees for our Board’s approval.

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

Our Articles of Association allow us to indemnify and ensure our office holders to the fullest extent permitted by law.

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

In addition, in accordance with the Compensation Policy, we are currently entitled to hold directors’ and officers’ liability insurance policy for the benefit of our office holders, with insurance coverage of up to $45 million.

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

We have appointed the firm of C.C.R Chaikin, Cohen, Rubin & Co. as our internal auditor. Our internal auditor meets the independence requirements of the Companies Law, as detailed above.

D.           Employees

As of December 31, 2023, we had 1,046 employees worldwide. Among our employees, 278 were employed in research, development and engineering, 664 in sales and marketing including services and supporting functions, 28 in management and administration and 76 in operations. Out of our employees, 353 were based in Israel, 66 were based in the United States, 257 were based in EMEA (not including Israel), 164 were based in Latin America and 206 were based in Asia Pacific (including India).

In addition, as of December 31, 2023, we employed 361 Services Contractors, mainly supporting the projects we have won in the regions. Most of the costs of these employees were included in the cost of revenues in our financial statement.

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

E.            Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 4, 2024. The percentage of outstanding ordinary shares is based on 85,556,663 ordinary shares outstanding as of March 4, 2024, that consists, for the purpose of the below calculation and presentation, ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 21, 2024.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares Beneficially Owned	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
All directors and senior management as a group consisting of 16 people (3)	1,664,807	1.91	1,659,807	$1.68 – 4.21	463,084

(1)	Consists of 5,000 ordinary shares and 1,659,807 options to purchase ordinary shares which are vested or shall become vested within 60 days of March 21, 2024.

(2)
Each stock option is exercisable into one ordinary share and expires 6 years from the date of its grant. Of the number of stock options listed 1,659,807 options are vested or shall become vested within 60 days of March 21, 2024 for senior management as a group. No RSUs are expected to vest within 60 days of March 21, 2024.

(3)
Each of the directors and senior management beneficially owns less than 1% of the outstanding ordinary shares as of March 21, 2024 (including options held by each such person and which are vested or shall become vested within 60 days of March 21, 2024) and have therefore not been separately listed.

Stock Option Plan

The Amended and Restated Share Option and RSU Plan

In September 2003, our shareholders approved and adopted our 2003 Share Option Plan for a term of ten years, which was extended for an additional ten-year period by our Board of Directors in December 2012, and further extended by our Board of Directors until December 31, 2024 (the “Amended and Restated Share Option and RSU Plan”). The Amended and Restated Share Option and RSU Plan has been approved by the Israeli Tax Authority as required by applicable law but not as an Incentive Stock Option “qualified plan” as defined by U.S. tax law. The Amended and Restated Share Option and RSU Plan is designed to grant options to our employees, directors, consultants and contractors, in Israel and worldwide, and is administered by our Compensation Committee. Generally, options granted under the Amended and Restated Share Option and RSU Plan expire between six to ten years from the date of grant. In addition, our Board of Directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the Amended and Restated Share Option and RSU Plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) automatically vest in full. In the event that all or substantially all of the issued and outstanding share capital of the Company shall be sold, each option holder shall be obligated to participate in the sale and to sell his/her options at the price equal to that of any other share sold. As of September 2010, the Amended and Restated Share Option and RSU Plan also enables the grant of RSUs (see below under “Amendment of the Amended and Restated Share Option and RSU Plan”).

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

The following tables present information regarding options and RSU grants under the Amended and Restated Share Option and RSU Plan. All additional options and RSUs from former plans have expired as of December 31, 2023.

Remaining Reserved Shares Available for Option and RSU Grants *		Options and RSUs Outstanding		Weighted Average Exercise Price
324,620	(1)	8,247,677	(2)	$2.71	(3)

(1)	Total under all grants approved by the Board under the Company’s existing Share Option and RSU plan as of 2014.

(2)	Total of 2,622,195 relates to RSUs outstanding and 5,625,482 relates to options outstanding, under all the Company’s Share Option and RSU plans.

(3)	Weighted average price refers only to options.

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under all Company’s Share Option and RSU plans and under the Amended and Restated Share Option and RSU Plan) among directors and employees of the Company as of December 31, 2023:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management	3,236,496	1,756,531

All other grantees	5,011,181	3,308,341

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 21, 2024 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel Estate (3)	7,117,174	8.32%
Joseph D. Samberg (4)	8,280,000	9.68%

(1)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 21, 2024.

(2)	Based on 85,556,663 ordinary shares outstanding as of March 4, 2024, excluding options to purchase ordinary shares which are vested or shall become vested within 60 days of March 21, 2024.

(3)
(i) 3,694,986 ordinary shares held by Zohar Zisapel Estate; (ii) 200,000 ordinary shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of March 21, 2024 or within 60 days thereafter; (iii) 1,101,245 ordinary shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 ordinary shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of ordinary shares beneficially held by Zohar Zisapel is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 16, 2021.

(4)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

As of March 4, 2024, approximately 96.6% of our ordinary shares were registered for trade and held in the United States and there were 29 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.5% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, our late Chairman of our Board of Directors and a principal shareholder of our company, has passed away in May 2023. Mr. Zisapel, Yehuda Zisapel (who passed away in March 2024), and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd.

Members of the RAD-BYNET Group a group of independent companies founded by Mr. Zisapel, sometimes share expenses with us, on an as-needed basis, for information systems infrastructure, administrative services and medical insurance, as well as in connection with logistics services, such as transportation - all by arm’s length transactions. In addition, the Company purchases certain equipment, other services, software and licenses from members of the RAD-BYNET Group. The aggregate amount of such purchases and shared expenses in 2023 was approximately $0.9 million.

In addition, in 2023, the Company marketed and sold some products of other members of the RAD-BYNET Group, which are complementary to our products, while some members of the RAD-BYNET Group marketed and sold part of our products, which are complimentary to their products. Certain products of members of the RAD-BYNET Group may be used in place of (and thus may be deemed to be competitive with) our products.

All of our related-party transactions with members of the RAD-BYNET Group were approved in accordance with the Company’s Related Party Policy and applicable law. Such policy provides, among other things, that the board of directors may, from time to time, set criteria for routine/insignificant transactions which are not an extraordinary transaction. A proposed transaction that shall satisfy the criteria for routine/insignificant transactions, shall be deemed as classified as an ordinary transaction by the corporate audit committee and as pre-approved by the board. As a result, we believe that the terms of the transactions in which we have engaged, and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms, which might be available to us from unaffiliated third parties.

Any future transaction and arrangement with entities in which our office holders may have a personal interest will require approval by our Corporate Audit Committee, our Board of Directors and, if applicable, our shareholders.

Supply Arrangement

We purchase products from certain RAD-BYNET Group companies, which we integrate into our products or product offerings. The aggregate purchase price of these components in 2023 was approximately $0.1 million.

Sales Arrangement

We sell products through RAD-BYNET Group companies, which they integrate into their products or product offerings. The aggregate selling price of these components in 2023 was approximately $0.08 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The annual financial statements required by this Item are found at the end of this annual report, beginning on Page F-1.

Export Sales

In 2023, our sales to end users located outside of Israel amounted to $343.1 million, or 98.8% of our $347.2 million revenues for this year.

Legal Proceedings

Class Action Claim (District Court of Tel Aviv - Economic Department)

On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The class action claimed amount is approximately $75,000,000.

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

On January 3, 2022, a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami.  Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, and in our case – U.S. law.

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

On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the Court's decision, the parties filed a notice, informing the Court that they believe that the time to consider initiating another mediation procedure will be only after the parties submit their pleadings.

On November 3, 2022, the Defendants submitted their Statement of Defense, based on U.S law. On February 5, 2023, the Plaintiff submitted his response to the Defendants’ Statement of Defense. The parties are currently conducting preliminary procedures, including discovery and questionnaires. A preliminary hearing is scheduled for June 19, 2023.

On June 15th, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions.

On September 21st, 2023, a preliminary hearing was held. At the conclusion of the hearing, the court ruled that it would issue written decisions on the discovery issues and then set dates for further proceedings. On September 28th, 2023, the court approved the defendants’ motion for document discovery and determined that the documents in question are indeed relevant. As a result, the court has directed the plaintiff to furnish the requested documents by October 28, 2023. Alternatively, the court has given the plaintiff the option to waive any claims associated with these documents.

On October 1, 2023, the court granted the plaintiff's motion for document discovery and ordered the company to produce all requested documents within 45 days. In making this decision, it was determined that, in addition to the documents already provided to the plaintiff, the company is required to disclose thousands of additional documents and document types. As a result, on December 31, 2023, the company sought permission to appeal to the district court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the district court's decision and scheduled a hearing for January 25, 2024.

During the hearing, the Supreme Court acknowledged the company's contentions. It clarified that the extensive disclosure mandated by the district court exceeded the necessary requirements in accordance with the law, and suggested that the plaintiff negotiate agreements with the company. Following discussions both outside the courtroom and before the Honorable Judge, partial agreements were reached. These agreements outline the documents the company will provide to the plaintiff. Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the district court's decision. The plaintiff, in turn, waived certain demands entirely and significantly narrowed others. For the limited remaining requirements, it was established that the company would convey its position on transferring the requested documents to the plaintiff in the reduced format proposed during the hearing, until February 18, 2024. It was also decided that if no agreements are reached concerning these documents, the court will make a decision on the matter.

As was held in the judgement rendered in the Rehearing Motion, U.S law presents a higher bar for Plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors. However, given that the class action is being adjudicated under U.S law and that the Court has yet to address the parties’ pleadings, the Company’s attorneys cannot assess at this preliminary stage, the chances of acceptance of the class action.

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

Due to such alleged breaches, the Company has set off the rent and management fees against outstanding debts of Station Enterprises towards the Company and provided Station Enterprises with a set-off notice.

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

On January 12, 2023, the judge determined that he would make a final decision on the request when submitting the statement of defense, which, as mentioned, was filed on February 12, 2023. On March 27, 2023, the judge ordered the consolidation of the hearings in the two lawsuits.

The parties agreed to refer the dispute in both claims to mediation that started on May 8, 2023.

A date for the first pre-trial hearing was set for July 15, 2024.

Due to the preliminary stage of the process, the Company’s attorneys cannot assess the chances of acceptance of the claims. However, based on the advice of the Company’s attorneys, the Company believes it has strong claims against Station Enterprises Ltd.

Arbitration proceeding against Ceragon and one of its subsidiaries

On September 8, 2023, a request for arbitration against the Company and one of its subsidiaries was submitted by a South American customer to an arbitration tribunal in that jurisdiction, alleging that the Company’s subsidiary breached a services agreement it entered with such customer and requesting that the Company also be included in such arbitration process. This is the same customer of which the Company recorded a $12.3 million credit loss provision in the fourth quarter of 2022. In its request the customer stated that its claim was in the amount of $10.8 million.

The Company objected to its inclusion in the arbitration process, however, on December 1, 2023, the arbitration tribunal resolved that both the Company and its subsidiary be party to that arbitration request and a sole arbitrator was appointed during December 2023. The parties filed a joint proposal to the sole arbitrator which included, among other requests, the bifurcation of the proceeding, in order to deal firstly with the participation of the Company and secondly with the merits of the case. On February 9, 2024, the arbitrator accepted the parties’ suggestions and bifurcated the proceeding.

As established in the final arbitration rules, the Company submitted its allegations regarding the opposition to its incorporation to the arbitration on March 8, 2024.

Due to the early stage of the process and the fact that no formal arbitration claim has been submitted so far by the claimant, which makes it difficult to reasonably estimate the prospects of success of the procedure, the Company’s attorneys cannot assess the chances of acceptance of the claims. However, based on the advice of the Company’s attorneys, the Company believes that its arguments, from a legal perspective, appear to be solid and well-founded.

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

Our Articles of Association - as amended in October 2007, September 2011, December 2012, July 2014 and September 2016 - were previously provided in our annual reports on Form 20-F for the years 2007, 2011, 2012, 2014 and 2016, respectively, and are incorporated herein by reference.

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

Material Contracts

For a description pertaining of our Credit Facility dated as of March 14, 2013 and signed by and between the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd., as amended from time, inter alia in 2023 to supplement Bank Mizrahi-Tefahot Ltd., see Item 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources”. The summary provided is not complete and is qualified in its entirety by reference to the English summary of the material terms of such agreement including its amendments, which are filed as exhibits to this annual report and incorporated herein by reference.

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

The corporate tax rate in 2023 is 23%.

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

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development are for the promotion or development of the company; and

•	the research and development are carried out by or on behalf of the company seeking the deduction.

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

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017, the Added Tax rate has increased to 3% and the taxable income for 2023 threshold was reduced to NIS 640,000 (amount is linked to the annual change in the Israeli consumer price index and was NIS 698,280 in 2023).

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock market in Israel or outside of Israel (including Nasdaq) subject to meeting certain conditions. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Israeli Taxation of Dividends Distributed to Non-Resident Holders of Our Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends income tax is withheld at source at the following rates: 25%, increased to 30% for a shareholder that is considered a significant shareholder, as defined above, at the time of the distribution or at any time during the 12-month period preceding such distribution. However, if such shares are registered with a nominee company (as such term is used in the Israeli Securities Law, 5728-1968), such dividends will be subject to Israeli withholding tax at a rate of 25% whether the recipient is a substantial shareholder or not, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprises or Benefited Enterprises or a Preferred Enterprise or a Preferred Technology Enterprise, in each case during the applicable benefits period is subject to withholding tax at a rate of 20%; unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate). According to the U.S.-Israel Tax Treaty, the tax withholding rate on dividends distributed by an Israeli corporation to a U.S. individual and a U.S. corporation is 25%. If the U.S. company holds 10% or more of the voting power of the Israeli company during the part of the tax year which precedes the date of payment of the dividend and during the whole of the preceding tax year and certain other conditions are met, the tax withholding rate is reduced to 12.5%. Dividends received by such U.S. company distributed from income generated by an Approved Enterprise, a Benefited Enterprise, or a Preferred Enterprise or a Preferred Technology Enterprise, are subject to withholding tax at a rate of 15%. However, these provisions do not apply if the company generates certain amounts of passive income. The aforementioned rates under the U.S.-Israel Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Income Tax Ordinance, came into effect (the “TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations including the 2022 amendments are being implemented by the Company and have not had a material effect on the Company.

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

Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements to be treated as “qualified dividend income.” Subject to the holding period and risk-of-loss requirements discussed below generally, dividends paid by a non-U.S. corporation that is not a PFIC (as discussed below) will generally be qualified dividend income if either the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market) or such corporation is eligible for the benefits of an income tax treaty with the IRS determines is satisfactory and which includes an exchange of information program. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange of information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income tax rates. No dividend received by a U.S. Holder will be a qualified dividend if (1) the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be PFIC (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

For U.S. federal income tax purposes, we will be classified as a passive foreign investment company, (a “PFIC”), for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our total assets (determined on a quarterly basis) for the taxable year produce, or are held for the production of, passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of certain assets which produce passive income.

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2023, U.S. Holders who acquired our ordinary shares in 2023 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

If we are a PFIC, a U.S. Holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the ordinary shares are used as security for a loan) of its ordinary shares or upon the receipt of distributions that are treated as “excess distributions”, which could result in a reduction in the after-tax return to such U.S. Holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. Holder in respect of the ordinary shares during the preceding three taxable years, or if shorter, during the U.S. Holder’s holding period prior to the taxable year of the distribution. Under these rules, the distributions that are excess distributions and any gain on the disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. Furthermore, if we are a PFIC, each U.S. Holder of our common equity generally will be required to file an annual report with the IRS.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case such U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. We may supply U.S. Holders that make a request in writing with the information needed to report income and gain under a QEF election, if we are a PFIC. Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includible will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts distributed to the extent such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in its holding period in which we were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

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

The U.S. federal income tax consequences to a U.S. Holder if we were to be classified as a PFIC in 2023 or any previous taxable year are complex. A U.S. Holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits.

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

Annual Report to Security Holders.

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments for trading purposes. Accordingly, we have concluded that there is no material market risk exposure of the type contemplated by Item 11, and that no quantitative tabular disclosures are required. We are exposed to certain other types of market risks, as described below.

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. On December 31, 2023, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2.6 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $3.2 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2023, we had outstanding forward like contracts in the amount of $19.5 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of December 31, 2023 are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023, in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

(c) Attestation Report of Independent Registered Public Accounting Firm

Kost, Forer, Gabbay & Kasierer, A Member of EY Global, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, appearing under Item 18: “FINANCIAL STATEMENTS” on pages F-3 – F-4, and such report is incorporated herein by reference.

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Ms. Makov and Messrs. Liran, Hadar, Rosen and Ripstein qualifies as an audit committee financial expert and is an independent director under the Nasdaq Rules and regulations of the SEC.

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

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, A member of EY Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2023		2022
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$742,500	88%	$706,142	91%
Audit-Related Fees (2)	$26,000	3%	$5,000	1%
Tax Fees (3)	$79,400	9%	$59,644	8%
Total	$847,900	100%	$770,786	100%

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

There were no purchases of our ordinary shares by affiliates during the year ended December 31, 2023.

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

-
Annual General Meetings of Shareholders: We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Ceragon to hold its annual meetings of shareholders within twelve months of the end of its fiscal year end. Instead, Ceragon is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above – ”Additional Information – Voting, Shareholders’ Meetings and Resolutions”).

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

Not Applicable.

Item 16J.    INSIDER TRADING POLICIES

Not applicable.

Item 16K.   CYBERSECURITY.

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, certain third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and employees’ information.

We have established comprehensive governance routines that convene relevant parties at regular intervals, ensuring constant vigilance and strategic oversight in our cybersecurity efforts.

Under the leadership of our Chief Information Officer (CIO), Vice President of Information Technology (VP IT) and Chief Information Security Officer (CISO), we conduct daily, quarterly, and annual forums designed to address and manage cybersecurity threats. These forums serve as platforms for cross-functional collaboration and decision-making, integrating cybersecurity considerations into our corporate governance framework.

Our annual and quarterly forums are distinguished by the participation of our top executives, underscoring the strategic importance of cybersecurity at the highest levels of management. In addition to our scheduled gatherings, we promptly convene ad-hoc sessions to address immediate and emerging cybersecurity issues as necessary.

This agile and responsive approach to cybersecurity governance enables us to rapidly adapt to the evolving cyber threat landscape and reinforces our commitment to safeguarding our digital assets, preserving the integrity of our data, and maintaining the trust of our customers and shareholders.

As part of our unwavering commitment to cybersecurity, our Company has instituted an annual work plan that focuses on cyber-related objectives and initiatives. This strategic plan forms the blueprint for our cybersecurity efforts throughout the fiscal year and is designed to enhance our defense mechanisms, incident response capabilities, and overall security posture.

We are proactively monitoring the execution of our cybersecurity work plan, consistently tracking our progress against established milestones and deliverables. Our management team regularly reviews these metrics to ensure we are on course to meet or exceed our cybersecurity goals.

In alignment with our dedication to cybersecurity excellence, we conduct thorough reviews of prevailing cybersecurity standards that underscore our commitment to maintaining a secure and trustworthy digital environment.

Governance

Our Corporate Audit Committee is our corporate organ designated by the Board to be charged with the continual monitoring and supervision of our Company's strategic cybersecurity work plan and operational status. In such matters the Corporate Audit Committee shall convene with the attendance of two additional Board members, Messrs. Rami Hadar and Ira Palti, both having extensive cybersecurity experience. The Corporate Audit Committee in this extended composition is poised to respond promptly to emerging cyber threats through ad-hoc engagement when necessary, according to the Company’s relevant policies.

Comprising those members of our Board who possess the highest level of expertise in cybersecurity among our Board members, the Corporate Audit Committee in this extended composition ensures knowledgeable and experienced governance in this critical domain. This underscores the Board's recognition of the importance of cybersecurity.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3D. Risk Factors in this Annual Report on Form 20-F, including under “Increased breaches of network or information technology security could have an adverse effect on our business”, and “Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-52 hereof.

Index to Consolidated Financial Statements	Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-6
Consolidated Balance Sheets	F-7 - F-8
Consolidated Statements of Operations	F-9
Consolidated Statements of Comprehensive Income (loss)	F-10
Consolidated Statements of Changes in Shareholders’ Equity	F-11
Consolidated Statements of Cash Flows	F-12 - F-13
Notes to Consolidated Financial Statements	F-14 - F-52

ITEM 19.          EXHIBITS

1.1	Articles of Association, as amended September 20, 2016(1)
2.1	Description of Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (2)

4.2	Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (3)
4.3	Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (4)
4.4	Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (4)
4.5	Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (5)
4.6	Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (6)
4.7	Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (7)
4.8	Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (8)
4.9	Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (8)
4.10	Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms) (9)
4.11	Amendment No. 10, executed on June 25, 2020, to the Credit Facility (English summary of the material terms) (10)
4.12	Amendment No. 11, executed on May 3, 2021, to the Credit Facility (English summary of the material terms) (11)
4.13	Amendment No. 12, executed on June 30, 2021, to the Credit Facility (English summary of the material terms) (12)
4.14	Amendment No. 13, executed on January 2, 2022, to the Credit Facility (English summary of the material terms) (13)
4.15	Amendment No. 14, executed on June 26, 2022, to the Credit Facility (English summary of the material terms) (16)
4.16	Amendment No. 15, executed on June 30, 2022, to the Credit Facility (English summary of the material terms) (17)
4.17	Amendment No. 16, executed on June 26, 2023, to the Credit Facility (English summary of the material terms)
4.18	Amendment No. 17, executed on December 4, 2023, to the Credit Facility (English summary of the material terms)
4.19	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014(4)
4.20	Lease agreement New Facilities at Rosh Ha’Ain, including its amendments (14)
8.1	List of Significant Subsidiaries (15)
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Ceragon Networks Ltd Policy for Recovery of Erroneously Awarded Compensation
101	Inline XBRL Instance Document
101	SCH Inline XBRL Taxonomy Extension Schema Document
101	CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101	LAB Inline XBRL Taxonomy Extension Labels Linkbase Document
101	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
(16) Previously filed as exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference.
(17) Previously filed as exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CERAGON NETWORKS LTD.

By:	/s/ Doron Arazi
Name:	Doron Arazi
Title:	Chief Executive Officer

Date: March 21, 2024

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), change in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 21, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of technology acquired in the acquisition of Siklu Communication Ltd.
Description of the Matter
As describe in Note 3 to the consolidated financial statements, on December 4, 2023, the Company completed its acquisition of Siklu Communication Ltd. for total consideration of approximately $ 10.9 million. The transaction was accounted for as a business combination. The Company recognized technology      ( “the Intangible Asset”) at its estimated fair value as of the date of the acquisition. This valuation required management to make significant judgments, estimates, and assumptions.

Auditing the Company’s determination of the fair value of the Intangible Asset was complex due to the significant estimation required by management. The complexity was primarily due to the sensitivity of certain of the significant underlying assumptions. The Company used discounted cash flow model to measure the fair value of the Intangible Asset. The significant assumptions used to estimate the fair value of the Intangible Asset included, among others, discount rates, projected financial information revenue growth rates and profit margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

We identified auditing the valuation of the intangible Asset of Siklu Communication Ltd. as a critical audit matter. An extensive audit effort as well as a high degree of subjective auditor judgment was required to evaluate the significant estimation in determining the fair value of the Intangible Asset.

How we Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for accounting for the acquired intangible asset. For example, we tested controls over management's review of the valuation model and the significant assumptions used, as discussed above, to develop the prospective financial information. We also tested management's controls to validate that the data used in the valuation was complete and accurate.

To test the estimated fair value of the Intangible Asset, we performed audit procedures that included, among others, evaluating the Company’s selection of the appropriate valuation methodology, testing prospective financial information, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant factors. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and certain assumptions included in the fair value estimates. For example, our valuation professionals performed independent comparative calculations to estimate the discount rate used in the model. We have also evaluated the Company’s disclosures regarding the business combination.

Inventory valuation
Description of the Matter
The Company’s inventories totaled $ 68.8 million as of December 31, 2023. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, finished goods and spare parts, in each reporting period. Reserves for potentially obsolete inventory are made based on management's analysis of inventory aging, future sales forecasts, and market conditions.

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
March 21, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Report

We have audited Ceragon Networks Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Ceragon Networks Ltd. and subsidiaries' (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), change in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and our report dated March 21, 2024 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 21, 2024

Ceragon Networks Ltd. and Subsidiaries

Consolidated Balance Sheets as of December 31

		2023	2022
	Note	$ thousands	$ thousands
Assets

Current assets:
Cash and cash equivalents		28,237	22,948
Trade receivables (net of allowance for credit losses of $24,602
and $22,410 at December 31, 2023 and 2022, respectively)	11	104,321	100,034
Other accounts receivable and prepaid expenses	4	16,571	15,756
Inventories	5	68,811	72,009

Total current assets		217,940	210,747

Non-current assets:

Severance pay and pension fund		4,985	4,633
Property and equipment, net	6	30,659	29,456
Operating lease right-of-use assets	14	18,837	17,962
Intangible assets, net	7	16,401	8,208
Goodwill	7	7,749	-
Other non-current assets		1,954	18,312

Total long-term assets		80,585	78,571

Total assets		298,525	289,318

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

Ceragon Networks Ltd. and Subsidiaries

Consolidated Balance Sheets as of December 31

		2023	2022
	Note	$ thousands	$ thousands
Liabilities and shareholders’ equity

Current Liabilities:

Trade payables		67,032	67,384
Deferred revenues	17	5,507	3,343
Short-term loans	9	32,600	37,500
Operating lease liabilities	14	3,889	3,745
Other accounts payable and accrued expenses	8	23,925	20,864

Total current liabilities		132,953	132,836

Long-term liabilities:
Accrued severance pay and pensions		9,399	9,314
Deferred revenues	17	670	11,545
Operating lease liabilities	14	13,716	13,187
Other long-term payables		7,768	2,653

Total long-term liabilities		31,553	36,699

Commitments and contingent liabilities	13

Shareholders’ Equity:	15
Share capital -
Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares on December 31, 2023 and 2022; Issued: 88,899,844 and 87,834,902 shares on December 31, 2023 and 2022, respectively; Outstanding: 85,418,321 and 84,353,379 shares on December 31, 2023 and 2022, respectively		224	224
Additional paid-in capital		437,161	432,214
Treasury shares at cost – 3,481,523 ordinary shares on December 31, 2023 and 2022		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,087)	(11,156)
Accumulated deficit		(275,188)	(281,408)

Total shareholders' equity		134,019	119,783

Total liabilities and shareholders' equity		298,525	289,318

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Operations

		Year ended December 31,
		2023	2022	2021
	Note	$ thousands	$ thousands	$ thousands
Revenues	18	347,179	295,173	290,766
Cost of revenues		227,310	202,110	202,389

Gross profit		119,869	93,063	88,377

Operating expenses:
Research and development, net		32,274	29,690	29,473
Sales and marketing		40,577	35,795	33,509
General and administrative		23,793	34,295	20,589
Restructuring and related charges		897	-	-
Acquisition and integration-related charges	3c	1,118	-	-
Other operating expenses	1b	-	4,220	-

Total operating expenses		98,659	104,000	83,571

Operating income (loss)		21,210	(10,937)	4,806
Financial expenses and others, net	19	8,468	6,306	8,625

Income (loss) before taxes on income		12,742	(17,243)	(3,819)

Taxes on income	16c	6,522	2,446	11,009

Net income (loss)		6,220	(19,689)	(14,828)

Net income (loss) per share:

Basic net income (loss) per share		0.07	(0.23)	(0.18)

Weighted average number of ordinary shares used in computing basic net income (loss) per share		84,617,774	84,132,982	83,414,831

Diluted net income (loss) per share		0.07	(0.23)	(0.18)

Weighted average number of ordinary shares used in computing diluted net income (loss) per share		85,482,626	84,132,982	83,414,831

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Net income (loss)	6,220	(19,689)	(14,828)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	878	353	(325)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) during the period	(1,418)	(4,057)	346
Losses (gains) reclassified into net income (loss)	3,609	2,055	(1,460)

Net change	2,191	(2,002)	(1,114)

Other comprehensive income (loss)	3,069	(1,649)	(1,439)

Comprehensive income (loss)	9,289	(21,338)	(16,267)

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2021	81,703,366	218		420,958	(20,091)	(8,068)	(246,891)	146,126

Exercise of options and vesting of RSUs	2,228,230	6		4,724	-	-	-	4,730
Share-based compensation	-	-		2,562	-	-	-	2,562
Other comprehensive loss, net	-	-		-	-	(1,439)	-	(1,439)
Net loss	-	-		-	-	-	(14,828)	(14,828)

Balance as of December 31, 2021	83,931,596	224		428,244	(20,091)	(9,507)	(261,719)	137,151

Exercise of options and vesting of RSUs	422,085	*	)	410	-	-	-	410
Share-based compensation	-	-		3,560	-	-	-	3,560
Other comprehensive loss, net	-	-		-	-	(1,649)	-	(1,649)
Net loss	-	-		-	-	-	(19,689)	(19,689)

Balance as of December 31, 2022	84,353,681	224		432,214	(20,091)	(11,156)	(281,408)	119,783

Exercise of options and vesting of RSUs	559,738	*	)	39	-	-	-	39
Share-based compensation	-	-		3,964	-	-	-	3,964
Shares issued as consideration in connection with the acquisition of Siklu Communication Ltd.	504,902	*	)	944	-	-	-	944
Other comprehensive income, net	-	-		-	-	3,069	-	3,069
Net income	-	-		-	-	-	6,220	6,220

Balance as of December 31, 2023	85,418,321	224		437,161	(20,091)	(8,087)	(275,188)	134,019

*) Represent an amount lower than $1 thousand
The accompanying notes are an integral part of the consolidated financial statements.

F - 11

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Cash flows from operating activities:
Net income (loss)	6,220	(19,689)	(14,828)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,967	11,040	12,246
Loss from sale of property and equipment, net	61	20	82
Share-based compensation	3,964	3,560	2,562
Decrease in accrued severance pay and pensions, net	(267)	(445)	(418)
Decrease (increase) in trade receivables, net	(2,370)	18,428	(11,150)
Decrease (increase) in other accounts receivable and prepaid expenses (including other long-term assets)	16,994	(345)	(6,976)
Decrease (increase) in inventories	6,303	(11,155)	(11,908)
Decrease in operating lease right-of-use assets	3,781	3,571	5,713
Increase (decrease) in trade payables	(1,847)	(2,018)	5,883
Increase (decrease) in deferred revenues	(9,562)	2,229	1,672
Decrease in deferred tax assets, net	-	-	8,279
Decrease in operating lease liability	(4,034)	(5,937)	(4,620)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	1,677	(4,154)	(1,556)

Net cash provided by (used in) operating activities	30,887	(4,895)	(15,019)

Cash flows from investing activities:
Purchase of property and equipment	(9,955)	(10,464)	(9,383)
Proceeds from sale of property and equipment	-	-	200
Purchase of intangible assets	(2,944)	(1,957)	(212)
Payments made in connection with business acquisitions, net of acquired cash	(7,971)	-	-

Net cash used in investing activities	(20,870)	(12,421)	(9,395)

The accompanying notes are an integral part of the consolidated financial statements.

F - 12

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Cash flows from financing activities:

Proceeds from exercise of stock options	39	410	4,730
Proceeds from (repayments of) bank credits and loans, net	(4,900)	22,700	9,800

Net cash provided by (used in) financing activities	(4,861)	23,110	14,530

Translation adjustments on cash and cash equivalents	133	75	(138)

Increase (decrease) in cash and cash equivalents	5,289	5,869	(10,022)

Cash and cash equivalents at the beginning of the year	22,948	17,079	27,101

Cash and cash equivalents at the end of the year	28,237	22,948	17,079

Supplemental disclosure of non - cash investing activities:

Fair value of ordinary shares issued and contingent holdback obligations to selling shareholders provided as consideration for business combination	2,561	-	-

Supplemental disclosure of cash flow information:

Cash paid for income taxes	2,839	1,871	1,995

Cash paid for interest on bank loans and factoring fees	6,040	3,456	1,280

The accompanying notes are an integral part of the consolidated financial statements.

F - 13

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - General

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

As to principal markets and major customers, see notes 18b and 18c.

B.
On December 4, 2023 the Company completed a series of definitive agreements with Siklu Communication Ltd. (“Siklu”) and Siklu Inc. (the “Seller”), referred to as the “Siklu Acquisition”. In the framework of the Siklu Acquisition, the Company acquired all of the outstanding shares of Siklu and the assets and business activities of the Seller. Siklu is a privately held Israeli-based company which is a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. See also note 3.

C.
In the summer of 2022, Aviat Networks Inc a competitor of the Company has launched a hostile takeover attempt against the Company, after purchasing more than 5% of the Company outstanding shares. Total expenses associated with the hostile takeover amounted to $4,220 thousand for the year ended December 31, 2022 and presented as part of the other operating expenses in the Company's consolidated financial statements.

Note 2 - Significant Accounting Policies

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

B.	Use of estimates

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

On an ongoing basis, the Company's management evaluates estimates, including those related to the fair value of acquired intangible assets and goodwill and the useful life of intangible assets, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision and allowance for credit loss. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

C.	Financial statements in U.S. dollars

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

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of operations in financial expenses and others, net (see note 19).

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

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

E.	Cash equivalents

Cash equivalents include short-term unrestricted, highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition.

F.	Inventories

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

F.	Inventories (cont’d)

Inventory includes costs of products delivered to customers and not recognized as cost of sales, where revenues in the related arrangements were not recognized.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

G.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	6 – 33
Office, furniture and equipment	Mainly 15
Leasehold improvements	Over the shorter of the term of the lease or useful life of the asset

H.	Leases

The Company has operating leases for corporate offices. Operating leases are reported separately in the Company's consolidated balance sheets on December 31, 2023 and 2022. The Company has no finance leases as of December 31, 2023 or 2022.

The Company determines if an arrangement is a lease at inception. A contract is determined to contain a lease component if the arrangement provides the Company with a right to control the use of an identified asset. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expense for these leases is recognized on a straight-line basis over the lease term. For operating leases, lease expense for minimum fixed lease payments is recognized on a straight-line basis over the lease term. Lease contracts may contain variable lease costs, such as common area maintenance and utilities, that vary over the term of the contract. Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted unless the liability is reassessed for other reasons. Variable lease costs are not included in minimum fixed lease payments and, as a result, are excluded from the measurement of the right-of-use assets and lease liabilities. The Company expenses all variable lease costs as incurred. The Company combines its lease payments and fixed payments for non-lease components and accounts for them together as a single lease component.

I.	Intangible assets, net

The Company's intangible assets are comprised of incurred software development costs, core technology, customer relationship, and trademark.

The Company capitalizes certain incurred software development costs. Capitalization of incurred software development costs is in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Capitalization of software development costs begins upon the determination of technological feasibility and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to cost of revenues on a straight-line basis over the expected life of the related product.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

I.	Intangible assets, net (cont’d)

Other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions, consisting of core technology, customer relationship, and trademark.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives.

J.	Business Combinations

The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s Consolidated Statements of Operation. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred (see also Note 3).

K.	Goodwill

Goodwill is recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of identifiable net tangible and intangible assets acquired. Goodwill is not amortized but rather is subject to an impairment test.

ASC No. 350, “Intangibles - Goodwill and other” (“ASC No. 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired.

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

The Company operates in one operating segment, and this segment is the only reporting unit. The Company performs the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.

During the year 2023 no goodwill impairment losses have been identified.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

L.	Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the years 2023, 2022 and 2021, no impairment losses have been recognized.

M.	Income taxes

The Company accounts for income taxes in accordance with ASC topic 740, "Income Taxes" ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry-forward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

N.	Revenue recognition

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

N.	Revenue recognition (cont’d)

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates and adjustments to determine the net consideration that the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation based on their relative standalone selling price. Revenue from tangible products is recognized at a point in time when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

Revenues from customer support and extended warranty are recognized ratably over the contract period, and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied, usually upon customer acceptance.

The Company accounts for rebates and stock rotations provided to customers as variable consideration, based on historical analysis of credit memo data, rebate plans and stock rotation arrangements, as a deduction from revenue in the period in which the revenue is recognized.

O.	Research and development expenses, net

Research and development expenses, net of government grants, are charged to the statement of operations as incurred, except for development expenses, which were capitalized in accordance with ASC 985-20 "Software – Costs of Software to be Sold, Leased, or Marketed" (see I above).

The Company records grants received from the Office of the Innovation Authority of the Israeli Ministry of Economics (the "IIA") and from the European Commission (under the Horizon Europe program) as a reduction to Research and development expenses. Royalties payable to the IIA are recognized pursuant to sales of related products and are included in Cost of revenues.

P.	Warranty costs

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2023, 2022 and 2021 in the amounts of $(293) thousand, $290 thousand and $(417) thousand respectively. As of December 31, 2023 and 2022, the warranty provision was $1,694 thousand and $1,401 thousand respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Q.	Derivative instruments

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward contracts ("derivative instruments") in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined under ASC topic 815, "Derivatives and Hedging".

ASC 815 requires companies to recognize all of their derivative instruments as either assets or liabilities in the financial statements at fair value. The Company measured the fair value of the contracts in accordance with ASC topic 820, "Fair value Measurement and Disclosures" at Level 2 (see also note 2w). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that don’t meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial expenses and others, net” in each reporting period.

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency of salary and rent payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts.

R.	Concentrations of credit risk

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

S.	Transfers of financial assets

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

As of December 31, 2023, and 2022, the Company sold trade receivables to several different financial institutions in a total net amount of $30,902 thousand and $29,070 thousand, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2023, 2022 and 2021, the Company recorded amounts of $2,038 thousand, $1,262 thousand and $905 thousand, respectively, as financial expense related to its factoring arrangements.

T.	Severance pay

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

As of December 2023 and 2022, accrued severance pay amounted to $7,422 thousand and $7,284 thousand, respectively. Severance expenses for the years ended December 31, 2023, 2022 and 2021, amounted to approximately $3,449 thousand, $2,859 thousand and $1,906 thousand, respectively.

The Company accounts for its obligations for pension and other postretirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 12.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.	Accounting for stock-based compensation

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following assumptions for 2023, 2022 and 2021:

	December 31,
	2023	2022	2021

Dividend yield	0%	0%	0%
Volatility	41% - 63%	47% - 73%	66% - 87%
Risk-free interest	4.1% - 5.5%	2.1% - 4.1%	0.1% - 1.3%
Early exercise multiple	2.10	2.20	1.55

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options and the volatility of the price of the Company's shares based upon actual historical stock price movements. The Early exercise factor represents the value of the underlying stock as a multiple of the exercise price of the option, which, if achieved, results in the exercise of the option.

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

V.	Fair value of financial instruments

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

V.	Fair value of financial instruments (cont’d)

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

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and prepaid expenses, trade payables, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The liability with respect to the Holdback Consideration regarding the Siklu Acquisition is classified within Level 3, as this liability is valued using valuation models. Some of the inputs to these models are unobservable in the market.

W.	Comprehensive income

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

W.	Comprehensive income (cont'd)

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2023	(1,271)	(9,885)	(11,156)

Other comprehensive income (loss) before
reclassifications	(1,418)	878	(540)
Amounts reclassified from AOCI	3,609	-	3,609
Other comprehensive income	2,191	878	3,069

Balance as of December 31, 2023	920	(9,007)	(8,087)

The effects on net loss of amounts reclassified from AOCI for the year ended December 31, 2023 derived from realized losses on cash flow hedges, included in cost of sales and operating expenses.

X.	Treasury shares

The Company repurchased its ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders' equity.

Y.	Basic and diluted net earnings per share

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

The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 5,164,222, 5,599,666 and 1,695,149 for the years ended December 31, 2023, 2022 and 2021, respectively.

Z.	Recently issued but not yet updated Accounting Standards

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions

A.	Siklu

On December 4, 2023, the Company completed the Siklu Acquisition. See also note 1B.

As consideration for the Siklu Acquisition, the Company issued to the Seller 504,902 ordinary shares of the Company with a fair value of $944 thousand (the "Share Consideration") and paid $8,341 thousand of cash to repay Siklu's outstanding debt, including both principal and interest. In addition, the Company accounted for $1,617 thousand for additional consideration of up to 735,294 ordinary shares of the Company or cash, in certain circumstances, which will be released from holdback and issued to the Seller in 18 months following the indemnity release date as defined in the Siklu Acquisition agreement (the "Holdback Consideration"). The Holdback Consideration is classified by the Company as a liability that is marked to market each reporting period. As of December 31, 2023, the Company recorded an adjustment to the fair value of its Holdback Consideration of $110 thousand in Financial expenses and others, net.

The Siklu Acquisition has been accounted for as a business combination, and the financial results of Siklu have been included in the Company's consolidated financial statements for the period subsequent to the Siklu Acquisition.

A summary of the allocation of the purchase consideration for Siklu is as follows (in thousands):

	Amortization Period	Amount
	(years)	$ thousands
Repayment of Siklu's outstanding debt obligations		8,341
Share Consideration		944
Holdback Consideration		1,617

Fair value of total consideration		10,902
Fair value of assets acquired and liabilities assumed:
Current assets (including cash and cash equivalents of $370 thousand)		5,732
Non-current assets		2,047
Trademark	2	440
Customer Relationships	4-5	1,209
Technology	2-6	3,638
Goodwill		7,749
Other current liabilities		(6,694)
Long-term liabilities		(3,219)

		10,902

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired developed technology, customer relationships and trade mark intangible assets. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk. The valuation assumptions take into consideration the Company's estimates of customer attrition, technology obsolescence and revenue growth projections. The Company is amortizing the identifiable intangible assets arising from the Siklu Acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a useful life range of 2-10 years (see Note 7). Goodwill results from assets that are not separately identifiable as part of the transaction and is not deductible for tax purposes.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Acquisitions (cont'd)

B.	Acquisition- and Integration-Related Charges

Acquisition-related expenses include those expenses related to acquisitions that would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees. Acquisition-related costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

Integration-related expenses represent incremental costs related to combining the Company and its business acquisitions, such as third-party consulting and other third-party services related to merging the previously separate companies' systems and processes.

The components of Acquisition- and integration-related expenses incurred in the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Acquisition-related professional and services fees	720	-	-
Integration-related expenses	398	-	-

Total acquisition- and integration-related expense	1,118	-	-

The acquisition-related professional and services fees recorded in the year ended December 31, 2023 related to the Siklu Acquisition.

Note 4 - Other Accounts Receivable and Prepaid Expenses

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Government authorities	6,263	7,867
Deferred charges and prepaid expenses	5,158	6,087
Deposits receivable	2,750	473
Advances to suppliers	963	405
Hedging asset	920	8
Other	517	916

	16,571	15,756

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Inventories

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Raw materials	33,790	35,111
Work in progress	486	143
Finished products	34,535	36,755

	68,811	72,009

During the years ended December 31, 2023, 2022 and 2021, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $7,731 thousand, $1,980 thousand and $1,907 thousand, respectively that have been included in Cost of revenues.

As of December 31, 2023, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $22,892 thousand. The commitments are due primarily within one year.

Note 6 - Property and Equipment, Net

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Cost
Computers, manufacturing, peripheral
equipment	157,528	143,522
Office furniture and equipment	2,754	2,372
Leasehold improvements	1,949	1,694

	162,231	147,588
Accumulated depreciation
Computers, manufacturing, peripheral
equipment	128,206	115,260
Office furniture and equipment	1,942	1,724
Leasehold improvements	1,424	1,148

	131,572	118,132

Depreciated cost	30,659	29,456

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 were $9,335 thousand, $10,620 thousand and $11,845 thousand respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2023, 2022 and 2021 amounted to $1,499 thousand, $586 thousand and $1,058 thousand, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Intangible Assets, Net

Intangible Assets:

	Useful	December 31,	December 31,
	Life	2023	2022
		$ thousands	$ thousands
Original amounts:
Software development costs	5 – 10	13,096	9,558
Core technology	2 – 6	3,638	-
Customer relationship	2 – 5	1,209	-
Trademark	2	440	-

		18,383	9,558

Accumulated amortization:
Software development costs		(1,889)	(1,350)
Core technology		(57)	-
Customer relationship		(19)	-
Trademark		(17)	-

		(1,982)	(1,350)

Other Intangible assets, net:
Software development costs		11,207	8,208
Core technology		3,581	-
Customer relationship		1,190	-
Trademark		423	-

Other Intangible assets, net:		16,401	8,208

The following table represents the expected amortization in future periods, as of December 31, 2023:

$ thousands
2024	1,806
2025	2,594
2026	2,252
2027	1,916
2028	1,856
2029 and thereafter	5,977

Total expected amortization	16,401

Amortization expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $632 thousand $420 thousand and $401 thousand respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Other Accounts Payable and Accrued Expenses

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Employees and payroll accruals	14,079	10,047
Provision for warranty costs	1,694	1,401
Government authorities	2,364	1,815
Accrued expenses	2,491	2,376
Advanced payments from customers	3,282	3,604
Hedging Liability	-	1,423
Other	15	198

	23,925	20,864

Note 9 - Credit Lines

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In June 2023, the Company signed an amendment to the Credit Facility in the frame of which the Credit Facility was extended by an additional 1 year till June 30, 2024. This amendment included an increase of $9,800 thousand to $72,000 thousand to the Credit Facility for loans and a decrease of $11,914 thousand to the bank guarantees credit lines to $45,886 thousand. In December 2023, in connection with the acquisition of Siklu, the company signed the latest amendment to the agreement in which it obtained the approval of the syndication to carry out Siklu's acquisition, added additional bank to the syndication agreement and increased the Credit Facility for loans by $5,000 thousand to $77,000 thousand with no change in the guarantees credit lines so that the total credit facilities for bank guarantees and for loans will be $122,886 thousand.

As of December 31, 2023, the Company has utilized $32,600 thousand of the $77,000 thousand available under the Credit Facility for short-term loans. During 2023, the credit lines carried interest rates in the range of 7.8% and 8.1%.

The Credit Facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.

Repayment could be accelerated by the financial institutions in certain events of default, including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2023 and 2022, the Company met all of its covenants.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Derivative Instruments

The Company enters into foreign currency forward contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The fair value of derivative contracts in the consolidated balance sheets on December 31, 2023 and December 31, 2022 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2023
	$ thousands	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	920	-

Total derivatives	920	-

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2022
	$ thousands	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	-	(1,271)
Derivatives not designated as hedging instruments:
Currency forward and option contracts	8	(152)

Total derivatives	8	(1,423)

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Derivative Instruments (cont’d)

The notional amounts for derivatives contracts were as follows:

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	19,482	42,848
Derivatives not designated as hedging instruments:
Currency forward and option contracts	-	16,082

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

The effect of total income (loss) from derivative contracts designated as cash flow hedges in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 was as follows:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands

Cost of revenues	(901)	(515)	317
Research and development, net	(1,544)	(939)	699
Sales and marketing	(443)	(215)	165
General and administrative	(721)	(386)	279
Financial expenses and others, net	(498)	(170)	304

Note 11 - Credit Losses

The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for trade receivables is developed using historical collection experience, current and future economic and market conditions and a review of the current status.

The estimate of amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies.

Additionally, specific allowance amounts are established to record the appropriate provision for customers who have a higher probability of default.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Credit Losses (cont’d)

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Balance, at beginning of period	22,410	8,587
Provision for expected credit losses	3,898	14,489
Balance added in business combination	259	-
Amounts written off charged against the allowance and others	(1,965)	(666)

Balance, at end of period	24,602	22,410

Note 12 - Pension Liabilities, Net

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme, Ceragon Networks AS makes a payment to the insurance company that administers the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2023, all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

The defined benefit scheme was stopped for admission from December 1, 2007, and persons who were employed after that date were automatically entered into the defined contribution scheme. The schemes give right to defined future benefits. These are mainly dependent on the number of qualifying employment years, salary level at pension age, and the amount of benefits from the national insurance scheme. The commitment related to the pension scheme is covered through an insurance company.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Pension Liabilities, Net (cont’d)

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2023 and 2022, and the statement of funds status as of December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,170	2,512
Interest cost	61	37
Expenses paid	(135)	(153)
Exchange rates differences	(78)	(252)
Actuarial loss	105	26

Projected benefit obligation at end of year	2,123	2,170

The assumptions used in the measurement of the Company's benefits obligations as of December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Weighted-average assumptions
Discount rate	3.10%	3.00%
Rate of compensation increase	3.25%	3.50%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond. For purposes of calculating the 2023 net periodic benefit cost and the 2023 benefit obligation, the Company has used a discount rate of 3.10%. The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

The following table provides the components of net periodic benefits cost for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Components of net periodic benefit cost
Interest cost	61	37	38

Net periodic benefit cost	61	37	38

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Pension Liabilities, Net (cont’d)

Benefit payments are expected to be paid as follows:

$ thousands

2024	144
2025	136
2026	141
2027	168
2028 and thereafter	1,534

2,123

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to the statement of operations.

Interest cost and actuarial gain or losses are presented in financial expenses and others, net.

For the years ended December 31, 2023, 2022 and 2021, an actuarial loss of $105 thousand, $26 thousand and $219 thousand, respectively, was recognized in Finance expenses and others, net.

Note 13 - Commitments and Contingent Liabilities

A.	Leases

See Note 14 “Leases” for lease-related commitments as of December 31, 2023.

B.	Liabilities for Royalty Payments to the IIA

During 2023, 2022 and 2021, Ceragon received several research and development grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, Ceragon is not obligated to pay royalties on sales of products based on technology or know-how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, Ceragon may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2023, 2022 and 2021 in the amount of $542 thousand, $460 thousand and $691 thousand, respectively.

Prior to the Siklu Acquisition, Siklu had received research and development grants from the IIA. The Company assumed Siklu's contract with the IIA, which requires the Company to pay royalties to the IIA on sales of products based on technology or know-how developed from the grants. The royalties were calculated at the rates of 3% to 4% of the aggregated proceeds from the sale of such products. As of December 31, 2023, the Company's maximum possible future royalties commitment, including $3,268 thousand of unpaid royalties accrued, was $11,004 thousand, based on grants received from the IIA and not yet repaid.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

C.	Charges and guarantees

As of December 31, 2023 and 2022, the Company provided guarantees in an aggregate amount of $26,686 thousand and $28,737 thousand respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

D.	Litigations

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues liability for the estimated loss.

1) Class action claim (District Court of Tel Aviv - Economic Department)

On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The class action claimed amount is approximately $75,000 thousand.

On May 27, 2021, following a procedure that included filing of various pleadings and affidavits, the Court ruled to certify the motion as a class action, while applying the Israeli Law (the “Ruling”).

On September 12, 2021, the company filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”).

On January 3, 2022, a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami.

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

On March 20, 2022, following the Court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law. The Plaintiff estimated the amended claim amount at $52,099 thousand.

On July 5, 2022, following the Court's decision, the parties filed a notice, informing the Court that they believe that the time to consider initiating another mediation procedure will be only after the parties submit their pleadings.

On November 3, 2022, the Defendants submitted their Statement of Defense, based on U.S law.

On February 5, 2023, the Plaintiff submitted his response to the Defendants’ Statement of Defense.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.	Litigations (cont’d)

1)	Class action claim (District Court of Tel Aviv - Economic Department) (cont’d)

On September 21, 2023, a preliminary hearing was held. At the conclusion of the hearing, the court ruled that it would issue written decisions on the discovery issues and then set dates for further proceedings. On September 28, 2023, the court approved the defendants’ motion for document discovery and determined that the documents in question are indeed relevant. As a result, the court has directed the plaintiff to furnish the requested documents by October 28, 2023. Alternatively, the court has given the plaintiff the option to waive any claims associated with these documents.

On October 1, 2023, the court granted the plaintiff's motion for document discovery and ordered the company to produce all requested documents within 45 days. In making this decision, it was determined that, in addition to the documents already provided to the plaintiff, the company is required to disclose thousands of additional documents and document types. As a result, on December 31, 2023, the company sought permission to appeal to the district court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the district court's decision and scheduled a hearing for January 25, 2024.

During the hearing, the Supreme Court acknowledged the company's contentions. It clarified that the extensive disclosure mandated by the district court exceeded the necessary requirements in accordance with the law and suggested that the plaintiff negotiate agreements with the company. Following discussions both outside the courtroom and before the Honorable Judge, partial agreements were reached. These agreements outline the documents the company will provide to the plaintiff. Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the district court's decision.

As was held in the judgement rendered in the Rehearing Motion, U.S law presents a higher bar for Plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors. However, given that the class action is being adjudicated under U.S law and that the Court has yet to address the parties’ pleadings, the Company’s attorneys cannot assess at this preliminary stage the chances of acceptance of the class action.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.	Litigations (cont’d)

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

Due to such alleged breaches, the Company has set off the rent and management fees against outstanding debts of Station Enterprises towards the Company and provided Station Enterprises with a set-off notice.

On February 8, 2022, Station Enterprises provided notice to the Company of the termination of the Lease Agreement, and also on the exercise of the bank guarantees provided to it in connection with the Lease Agreement, in the amount of approximately $682 thousand. The Company rejected the alleged termination notice, which was provided with no legal grounds, and further required Station Enterprises not to exercise the bank guarantees. This demand was disregarded, and the bank guarantees were exercised in full.

The Company instructed its legal counsel to file a claim against Station Enterprises, in the framework of which the court will be asked to issue a Declarative Order, declaring that the notice of termination was invalid and that Lease Agreement is valid and in force; to order Station Enterprises to reimburse the Company for the amount of the exercised bank guarantees; to order Station Enterprises to uphold and fulfil its contractual obligation and undertakings under the Lease Agreement and the management agreement; and to compensate the Company for the damages caused to it in an amount of approximately $328 thousand.

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

On January 12, 2023, the judge determined that he would make a final decision on the request when submitting the statement of defense, which, as mentioned, was filed on February 12, 2023. On March 27, 2023, the judge ordered the consolidation of the hearings in the two lawsuits.

The parties agreed to refer the dispute in both claims to mediation that started on May 8, 2023.

A date for the first pre-trial hearing was set for July 15, 2024.

Due to the preliminary stage of the process, the Company’s attorneys cannot assess the chances of acceptance of the claims. However, based on the advice of the Company’s attorneys, the Company believes it has strong claims against Station Enterprises Ltd.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.	Litigations (cont’d)

3) Arbitration proceeding against Ceragon and one of its subsidiaries

On September 8, 2023, a request for arbitration against the Company and its subsidiary was submitted by a South American customer to an arbitration tribunal in that jurisdiction, alleging that the Company’s subsidiary breached a services agreement it entered with such customer and requesting to include the Company too in such arbitration process. This is the same customer of which the Company recorded a $12.3 million credit loss provision in 2022. In its request, the customer stated that its claims amount to $10.8 million, which is less than its outstanding debts to the Company.

The Company opposed to its inclusion in the arbitration process, however, on December 1, 2023 the arbitration tribunal resolved that both the Company and its subsidiary shall be a party to that arbitration request but deferred the final decision on this matter to the sole arbitrator that will be appointed subsequently.

A sole arbitrator was appointed during December 2023.

On January 19, 2024, the appointed arbitrator proposed a preliminary version of the procedural rules and the procedural calendar for comments of the parties. The parties discussed the rules and calendar and filed together a joint proposal to the sole arbitrator, which included, among other requests, the bifurcation of the proceeding in order to deal firstly with the participation of the Company and secondly with the merits of the case.

On February 9, 2024 the arbitrator issued the final procedural rules and accepted the parties’ suggestions and, therefore, bifurcated the proceeding.

As established in the final arbitration rules, the Company submitted its allegations regarding the opposition to its incorporation to the arbitration, by March 8, 2024.

Due to the early stage of the process and the fact that no formal arbitration claim has been submitted so far by the claimant, which makes it difficult to reasonably estimate the prospects of success of the procedure, the Company’s attorneys cannot assess the chances of acceptance of the claims. However, based on the advice of the Company’s attorneys, the Company believes that its arguments, from a legal perspective, appear to be solid and well-founded.

We are not a party to any other material legal proceedings.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Leases

The Company`s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company would exercise the option.

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Components of lease expense
Operating lease cost	4,014	4,428	4,869
Short-term lease	62	52	100

Total lease expenses	4,076	4,480	4,969

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	3,913	4,497	4,843

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	3,503	1,300	19,166

For the year ended December 31, 2023, the weighted average remaining lease term is approximately seven years, and the weighted average discount rate is 5 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2023 were as follows:

$ thousands

2024	3,937
2025	3,379
2026	2,665
2027	2,465
2028 and thereafter	7,886
Total operating lease payments	20,332
Less: imputed interest	2,727
Present value of lease liability	17,605

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Shareholders' Equity

The ordinary shares of the Company are traded on the Nasdaq Global Select Market, under the symbol "CRNT".

A.	General

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

B.	Stock options plans

1.
In 2003, the Company adopted a share option plan, which has been extended or replaced from time to time. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended on August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan expires in December 2024. The Company needs to reserve, and the Board of Directors has reserved, sufficient authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in the Plan. Since the last amendment in 2014, the Company has reserved 15,382,891 units under the Plan. As of December 31, 2023, an aggregate of 324,620 ordinary shares were available for future grants under the plan.

2.	The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2023:

	Year ended December 31, 2023
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
				$ thousands
Outstanding at beginning of year	5,305,732	2.95	3.83	19
Granted	1,466,357	2.00
Exercised	(22,415)	1.78
Forfeited or expired	(1,124,192)	2.93

Outstanding at end of the year	5,625,482	2.71	3.66	300

Options exercisable at end of the year	3,182,912	2.88	2.87	72

Vested and expected to vest	5,127,051	2.74	3.54	246

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Shareholders' Equity (cont’d)

B.	Stock options plans (cont’d)

The weighted average fair value of options granted during 2023, 2022 and 2021 was $1.02, $1.32 and $2.25, respectively.

The intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $6 thousand, $117 thousand, and $5,519 thousand, respectively.

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2023:

	Year ended December 31, 2023
	Number of RSUs	Aggregate intrinsic value
		$ thousands
Unvested at beginning of year	2,108,339	4,027
Granted	1,328,447
Vested	(537,323)
Forfeited	(277,268)

Unvested at end of the year	2,622,195	5,664

The weighted average fair value at grant date of RSUs granted during 2023, 2022 and 2021 was $2.01, $2.56 and $4.07, respectively.

As of December 31, 2023, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $4,396 thousand, which is expected to be recognized over a weighted average period of approximately one year.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2023, 2022 and 2021, was comprised as follows:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Cost of revenues	482	587	289
Research and development, net	828	405	236
Sales and marketing	1,416	1,355	700
General and administrative	1,238	1,213	1,337

Total share-based compensation expenses	3,964	3,560	2,562

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Shareholders' Equity (cont’d)

C.	Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

Note 16 - Taxes on Income

A.	Israeli taxation

1.	Measurement of taxable income:

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

As of December 31, 2023, the 14 years have passed for the three Approved Enterprise programs.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

A.	Israeli taxation (cont’d)

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

The Encouragement Law provides several tax benefits for industrial companies. An industrial company is defined as a company resident and located in Israel, at least 90% of the income of which in a given tax year, exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Taxable income of Israeli companies was subject to tax at the rate - of 23% in the years 2023, 2022 and 2021.

The effective tax rate payable by a company that is taxed under the Investment Law may be considerably lower (see also note 16.a2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company's tax assessments through the 2017 tax year are considered final.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

B.	Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

C.	Tax Assessments:

In 2023, the Company and two of its subsidiaries received tax assessments from local tax authorities in two territories in which they operate. The Company’s management believes it has adequately provided for the reasonably foreseeable outcome related to these assessments and is currently challenging them. However, if these tax assessments are accepted, the Company may be subject to additional tax liabilities, which could have a material adverse effect on its results of operations.

D.	The income tax expense for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Current	3,746	1,140	2,181
Deferred	2,776	1,306	8,828

	6,522	2,446	11,009

Domestic (Israel)	1,048	664	8,844
Foreign	5,474	1,782	2,165

	6,522	2,446	11,009

E.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Net operating loss carry forward	76,348	65,148
Temporary differences:
Allowance for credit loss	15,990	17,087
Research and development	7,796	6,092
Lease liabilities	3,753	3,891
Unrealized foreign exchange gains/losses	2,414	2,285
Vacation	960	591
Severance	1,001	1,090
Other	1,134	1,652

Deferred tax assets before valuation allowance	109,396	97,836
Valuation allowance	(103,409)	(93,529)
Deferred tax assets	5,987	4,307
Deferred tax liabilities:
Right-of-use lease assets	(4,033)	(4,140)
Intangible assets	(1,258)	-
Other including property and equipment, net	(696)	(167)

Deferred tax asset, net	-	-

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

E.	Deferred income taxes (cont’d)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded valuation allowance amounted to $103,409 thousand and $93,529 thousand as of December 31, 2023 and 2022 respectively.

F.	Net operating loss carry forward and capital loss

As of December 31, 2023, the Company and Siklu have accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $246,052 thousand and $8,126 thousand, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2023, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $15,506 thousand that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2023, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $32,468 thousand that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum of 30% of the annual taxable income.

G.	Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Domestic	10,880	(20,850)	(5,430)
Foreign	1,862	3,607	1,611

	12,742	(17,243)	(3,819)

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

H.	Reconciliation of the theoretical tax expense to the actual tax expense

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Income (loss) before taxes as reported in the consolidated statements of operations	12,742	(17,243)	(3,819)

Statutory tax rate	23%	23%	23%

Theoretical tax expenses (income) on the
above amount at the Israeli statutory
tax rate	2,931	(3,966)	(878)
Non-deductible expenses and other
permanent differences	2,411	265	(1,602)
Non-deductible expenses related to employee
stock options	946	819	590
Deferred tax assets on losses and other
temporary differences for which valuation
allowance was provided, net	(479)	5,378	12,326
Other	713	(50)	573

Actual tax expense	6,522	2,446	11,009

I.	A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands

Beginning balance	2,291	2,367
Increases related to tax positions taken during prior years	626	283
Increases related to tax positions taken during the current year	641	330
Decreases related to statute of limitations	(371)	(689)

Ending balance	3,187	2,291

The Company has further accrued $466 thousand due to interest and penalties related to uncertain tax positions as of December 31, 2023.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Revenues

Unbilled trade receivable occurs when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within trade receivable, net on the Consolidated Balance Sheets, was $7,253 thousand and $12,302 thousand, as of December 31, 2023, and 2022, respectively.

The Company recognizes contract liabilities, or deferred revenues when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the years ended December 31, 2023 and 2022:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Balance, beginning of the period	14,888	12,659
New performance obligations	9,953	6,458
Reclassification to other balance sheet item (*)	(13,800)	-
Reclassification to revenue as a result of satisfying performance obligations	(4,864)	(4,229)

Balance, end of the period	6,177	14,888
Less: long-term portion of deferred revenue	670	11,545

Current portion, end of period	5,507	3,343

(*) Deferred revenue in the amount of $13,800 thousand was reversed against Other non-current assets as a result of a termination of joint development, resulting one-time loss in the amount of $1,199 thousand recorded in the Company’s statement of operation.

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as + revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2023, which are expected to be satisfied and recognized in future periods:

	2024	2025 and thereafter
Unsatisfied performance obligations	-	670

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Segments, Customers and Geographic Information

A.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

B.	The following tables present total revenues for the years ended December 31, 2023, 2022 and 2021 and long-lived assets as of December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Revenues:

North America (*)	95,573	67,108	47,505
Europe	42,421	42,909	47,382
Africa	19,602	19,324	23,165
Asia-Pacific and Middle East	35,033	32,970	32,008
India	107,354	80,957	86,088
Latin America	47,196	51,905	54,618

	347,179	295,173	290,766

(*)	As of December 31, 2023, 2022 and 2021, 94%, 87% and 72% represent revenues in the United States.

	December 31,	December 31,
	2023	2022
	$ thousands	$ thousands
Long-lived assets, net:

Israel	40,672	41,076
Others	8,824	6,342

Total long-lived assets, net (*)	49,496	47,418

(*)	Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets

C.	Major customer data as a percentage of total revenues:

In 2023, the Company had revenues from a customer that represents a group of affiliated companies, equaling 28.9%, a single customer that accounted for 18.1%, and a customer that represents a group of affiliated companies equaling 8.5% of total revenues. In 2022, the Company had revenues from a customer that represents a group of affiliated companies, equaling 22.8%, a single customer that accounted for 12.4%, and a customer that represents a group of affiliated companies equaling 12.4% of total revenues. In 2021, the Company had revenues from two customers that represent two groups of affiliated companies, equaling 18.8% and 11.4% of total revenues.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Selected Statements of Operations Data

A.	Restructuring and related charges

During 2023, the Company approved a cost reduction and re-organization plan that included, among other things, downsizing the Company's number of employees in a certain territory (the "2023 Restructuring Plan"). The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the 2023 Restructuring Plan as of December 31, 2023 amounted to $80 thousand.

The Company does not expect to incur additional costs related to the 2023 Restructuring Plan.

B.	Financial expenses and others, net

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Financial income:
Interest on deposits	93	107	160
Foreign currency translation differences and derivatives	3,296	3,054	571

	3,389	3,161	731
Financial expenses:
Bank charges and interest on loans	(7,538)	(5,016)	(4,650)
Foreign currency translation differences and derivatives	(4,049)	(4,451)	(4,449)
Others	(270)	-	(257)

	(11,857)	(9,467)	(9,356)

	(8,468)	(6,306)	(8,625)

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Selected Statements of Operations Data (cont’d)

C.	Net loss per share

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Numerator:
Numerator for basic and diluted net income (loss) per share – income (loss) available to shareholders of Ordinary shares	6,220	(19,689)	(14,828)

Denominator:
Denominator for basic net income (loss) per share – adjusted weighted average number of Ordinary shares	84,617,774	84,132,982	83,414,831
Add - employee stock options and RSU	864,852	-	-

Denominator for diluted net income (loss) per share – adjusted weighted average number of Ordinary shares	85,482,626	84,132,982	83,414,831

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Related Party Balances and Transactions

Related party balances and transactions are with related companies and principal shareholders. Yehuda Zisapel, who passed away in March 2024, was a shareholder of the Company. Zohar Zisapel who passed away in May 2023, was the former Chairman of the Board of Directors of the Company and a principal shareholder. Since May 2023, the entities of the RAD-BYNET group are no longer considered related parties to Ceragon. Yehuda and Zohar Zisapel were brothers who did not have a voting agreement between them. Jointly or severally, they were also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, and medical insurance, as well as in connection with logistics services; the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $941 thousand, $1,662 thousand and $2,677 thousand in 2023, 2022 and 2021, respectively.

The Company leased its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. The leases were expired by the end of 2021.

The aggregate amount of rent and maintenance expenses related to these properties were approximately $0 thousand, $0 thousand and $894 thousand in 2023, 2022 and 2021, respectively.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $104 thousand, $122 thousand and $305 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company purchases certain property and equipment from members of the RAD- BYNET group, the aggregate purchase price of these assets was approximately $37 thousand, $180 thousand and $175 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Related Party Balances and Transactions (cont’d)

Transactions with related parties:

	Year ended December 31,
	2023	2022	2021
	$ thousands	$ thousands	$ thousands
Revenues	77	47	394
Cost of revenues	295	345	1,125
Research and development expenses	3	115	608
Sales and marketing expenses	252	284	617
General and administrative expenses	495	1,040	1,527
Purchase of property and equipment	37	180	175

Balances with related parties:

	December 31, 2023	December 31, 2022
	$ thousands	$ thousands
Trade Receivables	-	-
Trade payables, other accounts payable and accrued expenses	-	380