Form 20-F
period 2024-12-31
CERAGON NETWORKS LTD
filed 2025-03-25
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 88,392,925 Ordinary Shares, NIS 0.01 par value.

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

Yes ☐          No ☑

i

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Ceragon,” the “Company,” “us,” “we,” “our” and the “registrant” refer to Ceragon Networks Ltd., an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, NIS 0.01 nominal (par) value per share;

•	references to “dollars,” “U.S. dollars”, “USD” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to the “Nasdaq Rules” are to the rules of the Nasdaq Global Select Market.

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

•
our business is subject to significant volatility primarily due to fluctuations in market demand. Should trends of volatility, losses, or negative cash flows persist, our results of operations and cash flow may be significantly and adversely impacted;

•	competition from other wireless transport equipment providers and from other communication solutions that compete with our wireless solutions;

•
merger and acquisition activities expose us to risks and liabilities, potential adverse reactions or changes to business relationships, including those resulting from the completion of the transaction with End 2 End Technologies LLC. (“E2E”) and our revenues, net income and operating cash flow attributed to the E2E business might deviate significantly from anticipated levels;

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

•	We are exposed to risks associated with integrating artificial intelligence tools into our operations;

•	changes in privacy and data protection laws and regulations could have an adverse effect on our business prospects, results of operations, and financial condition;

•	the impact of complex and evolving regulatory requirements in which we operate, on our business, results of operations and financial condition;

•
We have significant operations globally, including in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism, which expose us to risks and challenges associated with conducting business internationally;

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

•	the occurrence of international, political, regulatory or economic events in emerging markets, where the majority of our sales are made;

•	risks relating to disagreements with tax authorities regarding tax positions that we have taken which may result in increased tax liabilities;

•	the impact of industry downturn, reduction in our customers’ profitability due to increased regulation or new mobile services requirements;

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

    The global nature of our activity and our global presence and operation in different countries, regulatory, legal and financial regimes, exposes us to a wide spread of customers, suppliers, subcontractors and contractors, and, in turn, to global and local macro and micro developments. In response to rising inflation in recent years, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue. While interest rates have begun to decline and inflation is lower than in past quarters in the U.S., costs of labor, capital, employee compensation, and other similar effects have increased in the recent past. Our suppliers may raise their prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices, even if possible, may not be accepted by our customers, and there is no assurance that we will be able to increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future. Further, increases in interest rates, lead us, and our customers, to experience higher financing costs, which may, in turn, negatively affect our business, financial condition and results of operations. The global economy has also been impacted by fluctuating foreign exchange rates and geopolitical tensions, which could result in supply chain disruptions. As we have substantial international operations, fluctuations in exchange rates between the currencies in which we operate and the U.S. dollar could decrease our revenues or increase our operating costs and financial expenses and adversely affect our results of operations, profits and cash flows. The duration, extent and volatility of inflation, interest rates, foreign exchange rate fluctuations, geopolitical tensions and other macroeconomic headwinds are uncertain and we cannot accurately predict whether we will be able to effectively mitigate their impact on our business. Such developments might have direct or indirect impacts on our business and results of operations, which are hard to predict, monitor or assess, causing uncertainties and high volatility with respect to our estimated or expected results of operations, and, could have an adverse effect on our business, results of operations and financial condition. Our business, and our customers’ businesses, are sensitive to macroeconomic conditions.

    Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, customer confidence, recession or recessionary indicators, supply chain issues, unemployment rates and real wages, are among the most significant factors that impact customer spending behavior. Specifically, due to the complexity of our supply chain, we have experienced and may continue to experience increase in shipment costs, due to macroeconomic and geopolitical issues (such as the recent hostilities effecting maritime shipment in the Red Sea, causing increases in shipment costs and delays in lead-time, as well as increase in related insurance policies’ premiums), regulatory actions, including sanctions and trade restrictions, labor disturbances and approval delays, which impacted our ability to timely meet demand in certain instances. These adverse market forces have a direct impact on our overall performance. Any such disruptions could have a material adverse impact on our business and our results of operation and financial condition.

Delays in the transition to 5G technologies and in the 5G rollout may negatively impact our revenues, financial condition and results of operation.

We consider the wireless market transition from 4G to 5G technologies to be one of our main growth engines in the foreseeable future. Thus, the development roadmap of our products is designed to introduce 5G-based products to the market. Nonetheless, the pace of the transition to 5G technologies and 5G rollout is hard to predict, as it depends on numerous factors which are uncertain and beyond our control including, economic factors, financial conditions of operators and the development of 5G use cases. Further delays in 5G technologies deployment and rollout, could have an adverse effect on our future revenues, profitability and cash flow and cause our results to materially differ from our expectations.

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

A significant portion of our business is concentrated with certain customers. In 2024, approximately 47.7% of our total revenues were attributed to three customers, in 2023, approximately 44.8% of our total revenues were attributed to two customers and in 2022, approximately 31.3% of our total revenues were attributed to two customers. The loss of significant customers or any material reduction in orders from them, in the absence of gaining new significant customers to replace such lost business, has adversely affected, and in the future could adversely affect, various aspects of our results of operations and our financial condition.

In addition, we have difficulty in projecting future revenues from these customers, since (i) our sales are mostly generated from case-by-case purchase orders rather than long-term contracts, our customers are not obligated to purchase from us a fixed amount of products or services over any period of time, and may terminate or reduce their purchases from us at any time without prior notice or penalty; (ii) customers might not be bound by any minimum quota; (iii) the ordering pattern and volume of business directed to us by such customers may fluctuate as a result of numerous parameters, including changing spending policies, changes in prices, rollout strategy and local market conditions and (iv) the delivery schedule to such customers may be changed by them and adversely affect our revenue working capital and cash flow. Any credit crunch, distressed financial situation or insolvency on the part of such customers, may adversely affect our ability to collect the balance due from them and further expend the variation in our revenues and operating results. This risk is heightened in India, in which government actions relating to the rollout of cellular networks affect the demand for our products from customers and increase the difficulty to project future revenues.

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

In addition, the telecommunications industry has experienced certain consolidation among its participants, and we expect this trend to continue. Some operators in this industry have experienced financial difficulty and have filed, or may file, for bankruptcy protection. Other operators may merge and one or more of our competitors may supply products to the customers of the combined company following those mergers. This consolidation could result in purchasing decision delays and decreased opportunities for us to supply products to companies following any consolidation. This consolidation may also result in lost opportunities for cost reduction and economies of scale and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Furthermore, as our customers become larger, they may have more leverage to negotiate better pricing which could adversely affect our revenues and gross margins.

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

Our business is subject to significant volatility, primarily due to fluctuations in market demand. Consequently, during periods of low demand, we may experience a reduction in bookings and a slower conversion to revenue in accordance with our customers' requirements. This volatility can result in incurred losses and negative cash flows. Our guidance for revenue and profitability are based on certain assumptions regarding market behavior. However, there is no assurance that the market will behave as anticipated, which could adversely affect our revenue, results of operations, and cash flow. Additionally, we cannot guarantee that we will be able to convert our current or future backlog into profitability and positive operating cash flows. Should trends of volatility, losses, or negative cash flows persist, our results of operations and cash flow may be significantly and adversely impacted.

We are exposed to high volatility in our revenue that is driven by different risks as described and detailed separately in this chapter.  In 2024, we incurred a net income of $24.1 million, in 2023 we incurred a net income of $6.2 million and in 2022 we incurred a net loss of $19.7 million. We have generated positive cash flow from operations of $26.2 million in 2024 and $30.9 million in 2023. Our loss in 2022 resulted from, among other things, decreases in revenues, credit loss, decreased gross margins, decline in procurement and capital expenses related to 4G products by our customers, slow ramp-up of 5G rollout and new ordering, health and economic implications of the COVID-19 pandemic, the significant expenses, costs and charges associated with the global semiconductors and electric components shortage and increase in price of such components, increase in logistical supply chains’, shipment and delivery costs and an extension of delivery timelines, expediting fees and increased inventory expenditures, all as further detailed in this Annual Report on Form 20-F and in our Annual Reports on Form 20-F for the years ended December 31, 2023 and 2022. The business volatility described above may adversely impact our profitability cash flow and working capital needs. Although in 2023 and 2024 we have had increased revenues we cannot assure you that this two years trend will continue.

Additionally, while in 2024 and 2023 we have taken measures to improve our gross profit, reduce our operating expenses, ratio, improve our working capital management and secure more booking, the implementation of such measures is lengthy, may be delayed as a result of the other risks and uncertainties detailed in this Annual Report on Form 20-F and there is no assurance that such measures will be sufficient or successful or that we will be able to preserve the increase in our revenues, and not return to experiencing a decline in our revenues, incur substantial losses and generate negative cash flows or that a decline, losses and negative cash flow will not occur. Any adverse change in our revenue levels may result in an adverse impact on our businesses, and in the event that our revenues decline and we experience losses and negative cash flow, our results of operations will be significantly adversely impacted. We may need to consider taking additional measures such as reducing costs, which may impact our ability to compete in the market and serve our working capital needs as planned. Furthermore, our working capital needs may require additional or alternate cash resources. If we are unable to obtain such resources nor generate positive cash flow from our operations, our liquidity and ability to fund operations could be impaired.

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

We continue to explore potential merger and acquisition opportunities within our wireless transport market or as a diversification effort in order to create a growth engine and implement a growth strategy. In addition, we also explore merger and acquisition opportunities aimed at obtaining technological improvement of our products, adding new technologies to our products and to diversify our business. During January 2025, we completed the acquisition by merger of E2E, a systems integration and software development company.

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

               Specifically, if we are unable to successfully or effectively integrate our current acquisition by merger of E2E, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even after we have completed the transaction, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of E2E is still in progress and, as of the date of this Annual Report, we cannot assure that such process will be completed without encountering difficulties. Failure to manage and successfully complete a strategic transaction could materially harm our business operating results and cash flow. As a result, the anticipated benefits or cost savings of such mergers and acquisitions or other restructuring activities may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations, cash flow and financial condition as well as the price of our ordinary shares.

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

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations, expose us to ransom demands or sensitive data leaks. We might be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or the loss of market share to our competitors. We may expend significant resources or modify our products to try to protect against security incidents. The integration of E2E’s information systems poses cybersecurity risks that, if not properly managed, could result in unauthorized access to sensitive data, operational disruptions, and potential financial liabilities.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers.  Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Moreover, due to current labor market trends, a significant number of our employees or employees of our vendors, suppliers and service providers, have moved to work from their homes and remotely access our or such vendors’, suppliers’ or service providers’ IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. We have seen a significant increase of cyberattacks on enterprises and individuals in recent years and we assume that we shall further be exposed to such threats going forward. In addition, our and our vendors’, suppliers’ and service providers’ networks and IT systems are increasingly being moved to cloud-based platforms such as IaaS (Infrastructure as a Service) and SaaS (Software as a Service) IT solutions. These cloud-based arena poses risks of attack on and from the end-point user stations, connection channels and gateways as well as the IaaS and SaaS infrastructures of our service providers. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business. Furthermore, the increasingly growing capabilities of artificial intelligence (“AI”) and its availability for public use and adoption, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks. The rising adoption of AI and Generative AI in daily operations, research and development activities, and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement or leakage, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

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

In addition, since the beginning of the war between Israel and Hamas which began on October 7, 2023, and other hostilities with Hezbollah, Iran and other Iranian proxies, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. As such, the risk of a cyberattack against our information technology systems and data security may become heightened.

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

Unauthorized use or behavior on part of our customers’ employees or taking insufficient cybersecurity measures by certain customers, could result in data leaks and penetration to our systems that are located or installed in its network. In addition, the shift to software solutions coupled with the requirement to move data to cloud-based and open-source environments impose enhanced cybersecurity challenges that can make our products and services more vulnerable to cyber-attacks. The rising adoption of AI and Generative AI in daily operations and products among our customers, as well as among cyber-attackers, as described above, poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement or leakage, ownership issues and/or confidentiality issues.

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

We outsource our manufacturing and the majority of our logistics operations and purchase ancillary equipment for our products from contract and other independent manufacturers. Although during 2024, we have invested efforts in diversifying our manufacturers and suppliers base, and despite our policy to maintain at least a second source for all of our products’ components, disruption in deliveries or in operations of these and other third-party suppliers or service providers, as a result of, for example, capacity constraints, production disruptions, price increases, regulatory restrictions, force majeure events, as well as quality control problems related to components, may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs. For additional information see “The global supply of electronic components has experienced, and may continue to experience, a sharp increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increased their prices”.

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

•
The component suppliers may significantly increase the time to produce and deliver their components at any time resulting in an immediate effect. These lead time increases would delay our products’ delivery timetable and could expose us to shortage in supply or late supplies that may trigger penalties, orders cancellation and losing some of our customers.

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

The global demand for electronic components, including digital components, chipsets and semiconductors, has experienced an increase in the past several years, with a growing number of industries increasing their demand and consumption. This, together with the effect of trade embargos (and other factors effecting global shipment detailed under “Our global operation exposes us to the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown”), have led to longer lead-time of electronic components, with many cases of a lead time longer than a year. The lack of sufficient production facilities and capacity of the semiconductor foundry industry to meet such demand, which created a shortage in chipsets, electronic equipment and components, has already caused, and may to continue to cause, price increases and extensions of delivery time. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. If we are unable to obtain components in a timely manner to fulfill our customers’ demand, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects. Additionally, an increase in lead time and the shortage in chipsets may result in delays in the delivery of our products and in meeting the timetables for the execution of our projects, which may trigger penalties, cancellation of orders and loss of some of our customers or market share. This has adversely affected, and may continue to adversely affect, our costs (including a significant increase in production costs) and to erode our gross margin. Furthermore, as our new Systems-on-Chip (SoC) commercialization and commencement of mass production is highly dependent on the timely delivery of the chipsets, these delays may also adversely affect the commercialization and mass production timetable, causing a delay in our ability to introduce and commercialize our new SoC-based products and safeguard and maintain our position and market share as leaders in the introduction of advanced 5G solution.

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

We are a global company that operates in a multi-currency environment. Although we derive a significant portion of our revenues in U.S. dollars, a portion of our revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations. We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America, Asia Pacific and in Africa or significant costs in converting local currencies to U.S. dollars. See the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

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

We used, and may use in the future, derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts in various currencies and also to hedge our forecasted NIS denominated cash flows. Each type of derivative instrument may have different effect on our financial statements as explained in Note 2.q to our Consolidated Financial Statements. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2024, we incurred losses in the amount of $3.5 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

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

We are expanding the services we offer to new areas including the introduction of managed services and software-based tools and services to support design, implementation, operation, monitoring and maintenance of wireless communication networks, either remotely or on-premise. The complexity of such solutions, the lack of customer-experience in such SaaS and similar solutions and us having to operate and support such activities vis-à-vis multiple third parties if demand increases rapidly without us having sufficient time to accommodate accordingly, all increase the risk of not meeting our performance obligations. Furthermore, the selling of software solutions includes inherent risks common for such type of activities, such as, among other things, cybersecurity vulnerability, unexpected integration challenges, debugging, upgrading and increased need for version releases and underpricing. In addition, new products and new versions of existing products or tools, are more prone to bugs, software failure and other problems which may, among other things, adversely affect our ability to ramp up this activity or meet our commitments to our customers, and may cause us to incur additional development, debugging and implementation costs. Moreover, the outcome following such projects’ implementation may not be to the full satisfaction of the customer or aligned with their expectations (whether or not justified), who may in turn, impose penalties against us or exercise any other remedy available to it under agreement or law. Any of these risks, among others, may also cause the NRE (Non-Recurring Engineering) and cost of such projects to be higher than planned.

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

Expansion into new market segments, such as the private networks market, may not be successful and could adversely affect our business, financial condition, and operating results. Until such new service offering ramp-up, we continue selling mostly in a single market domain, which may result in sensitivity to the changes in demand for this market segment. If this segment should experience a decline in demand which is not replaced by our new offerings, or we fail to adequately forecast our growth and revenues in these segments, we will likely experience a negative effect on our business, financial condition and results of operations.

We are currently in the process of expanding our business into a new market segment, private networks, of which E2E acquisition by merger is part of, and may expand our business into additional market segments in the future, as we seek to diversify our operations and customers’ base. Such business strategy involves numerous risks and uncertainties, including but not limited to:

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

Although we have revisited and updated our strategy to include, among other things, focus on private networks market segments, as well as focus on offering of software based solutions and managed services, which we believe will cause our Annual Recurring Revenues (ARR) portion to become more meaningful, it will take time for our new offering and our focused market segments to materialize and mature.

Until recently, we mainly attributed our leadership position in our target market to the focus on the “best-of-breed” market segment of the wireless transport market. Investment cycles in this market depend on technology cycles of mobile networks services (e.g., 4G to 5G technologies) and the network requirements for wireless transport of each technology. Hence, if this segment of the market or the service providers enter into a negative cycle, or our market share in the market shrinks, while we have yet to implement our new business strategy, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. In such case, we may need to take cost reduction and other measures, which may adversely impact on our research and development, operations, marketing and sales activities and our ability to effectively compete in the market.

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

Developing and commercializing new products may not be successful and could adversely affect our business, financial condition, and operating results and if we are unable to introduce our new products, we will likely experience a negative effect on our business, financial condition, and results of operations

Our business performance may be dependent on our ability to develop and successfully commercialize new products. The development of new products, such as our new SoC-based products, is a highly speculative endeavor and may not be adequately forecasted. There can be no assurance that we will be successful in bringing any new products to market. These risks include the following:

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

The markets for our products change rapidly. If we fail to timely develop, commercialize and market new products and solutions, such as our SoC based-products, that keep pace with technological developments, the changing industry standards and our customers’ needs, or if our competitors or new market entrants introduce their products before us, we may not be able to grow, may lose market share or may not be able to sustain our business.

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

We are continuously seeking to develop new products and enhance our existing products. In 2020 we released our IP-50 products family, which joined our line of point-to-point wireless transport products, designed to deliver premium wireless transport capabilities. In 2024, we expanded our product portfolio of the IP50 family with the new IP-50CX and IP-50EX. In addition, we penetrated and improved the Siklu by Ceragon product line (Etherhaul and Multihaul family) which intended to deliver solutions to various use cases in the private networks domain. Furthermore, we recently launched our new SoC-based IP-100E platform, the 25Gbps E-band radio. However, the mass production and productization of the IP-100E platform is planned for 2026, and therefore, we do not expect significant commercialization of the IP-100E platform in 2025. Also, any delays in the launch of new SoC-based products may cause us to lose our competitive advantage. Moreover, we cannot provide any assurance that our new products will be accepted in the market or will result in profitable sales or that such products will not require additional quality assurance and defect-fixing processes.

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

Lastly, we cannot assure that we will successfully forecast technology trends or that we will anticipate innovations made by other companies and respond with our own innovation in a timely manner, which could affect our competitiveness in the market.

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

As the demand for qualified and highly skilled personnel is in constant demand, our ability to retain existing “talents” and recruit new ones is becoming more challenging. Consequently, we may have to face with increasing employment costs for existing and new personnel in professions characterized with high demand, and might have to increase our equity-based long-term incentive programs, which in turn could result in the dilution of our shareholders due to the exercise of such rights. Loss of senior level “talents”, including as a result of recent organizational changes conducted in 2024 and further changes in 2025, may cause delays in our development efforts and operational challenges as well as shortage in, and loss of, knowhow, knowledge, domain expertise and capabilities which cannot always be immediately mitigated.

These risks are heightened in light of the recently initiated restructuring of our human resources and employee structure, including the establishment of new research and development centers in additional countries and management personnel shifting and organizational changes. Integrating new employees and establishing new research and development centers, particularly in countries where we have limited operating experience, poses substantial management and operational challenges. Furthermore, our ability to realize the benefits of our new research and development centers hinges on recruiting a substantial number of qualified employees in countries where these facilities are being established. We may face competition for talent in these markets, and there is no guarantee we will be successful in attracting and retaining the necessary skilled workforce. The restructuring process and the assimilation of a new workforce may cause disruptions to our existing operations and human resources management. Failure to manage these factors and disruptions could lead to higher attrition rates, decrease in employee morale, and a loss of productivity.

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

Additionally, as a significant portion of our business is concentrated with certain customers, who are not obligated to purchase from us a fixed amount of products or services over any period of time and may terminate or reduce their purchases from us at any time without prior notice or penalty, we have difficulty projecting future revenues from these customers, which highly affect our overall revenue, cash-flow and business. Such customers may also change the desired delivery schedule and adversely affect our revenues, working capital, and cash flow. In addition to the inherent uncertainty associated with such business pattern, any credit crunch, distressed financial situation or insolvency on the part of such customers, may adversely affect our ability to collect the balance due from them and further expend the variation in our revenues and operating results.

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

Our offering includes long term projects for our customers and end-users, such as the networks rollout, managed services, and related projects, whether directly or via a third party prime contractor. Some of those projects are characterized by providing customers’ credit and long payment terms. This has an adverse effect on our working capital and exposes us to the risks of default, insolvency, or other adverse effect on the customer’s ability to pay us. Although we hedge or insure some of those risks, the entire exposure cannot be covered. This may result in significant losses and may adversely affect our financial results.

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

We are exposed to risks associated with integrating AI tools into our operations.

Ceragon integrates AI/ML into network optimization, predictive maintenance and operations tools to enhance efficiency and decision-making.  As another example, our employees and personnel may use Generative AI to perform certain tasks in their work. The integration of AI/ML introduces inherent risks such as data privacy, intellectual property disputes, cybersecurity vulnerabilities, confidentiality concerns, and regulatory non-compliance that may arise from the deployment or misuse of AI systems. Additionally, reliance on AI poses risks, including biased or flawed predictions and inaccurate network optimizations if models are not continuously updated. While AI enhances automation, human oversight remains critical to mitigate errors and unintended consequences.

Our use of AI/ML models hosted or developed by third party providers also presents certain information security risks. For example, any sensitive information that we input into such AI/ML platform could be leaked or disclosed to others, including if sensitive information is used to train third party AI/ML. Where an AI/ML model ingests sensitive information and makes connections using such data, those technologies may reveal other sensitive information generated by the model. AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed.

 Adopting and maintaining AI and ML technologies may increase operational costs due to computing demands and specialized expertise requirements, and even if we are successful in maintaining such technologies, our competitors or other third parties may incorporate AI and ML into their businesses more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. If our technologies (including those of our vendors and subcontractors) fail to perform as intended, our business, financial condition, and results of operations could be adversely affected. Misuse of AI could also result in significant damage to our reputation. Additionally, we may incur substantial litigation costs related to the use of AI, including but not limited to due to flawed AI/ML outputs.

Changes in legal or regulatory frameworks surrounding AI usage may further pose compliance risks or limit the development and application of these technologies. For example, many U.S. federal and state and foreign government bodies and agencies have introduced and/or are currently considering additional laws and regulations governing the use of AI technologies. Any such changes could require us to expend significant resources to modify our business processes, or operations to ensure compliance or remain competitive.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security, data protection laws, regulations, standards or other requirement could have an adverse effect on our business prospects, results of operations, and financial condition.

 As a public company with significant operations in Israel, the United States, Europe and many other countries, we are subject to regulation and must comply with reporting and other requirements in a number of jurisdictions, and may from time to time be reviewed and investigated by the relevant authorities. As such reviews progress, the regulating agencies may determine that we are and have been in compliance with applicable rules, or they may determine to pursue enforcement actions or other sanctions against us for alleged noncompliance. The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (GDPR), imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations (PPL), as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. In August 2025, a comprehensive amendment to the PPL is expected to enter into effect. This amendment aims to strengthen the Israeli Privacy Protection Authority’s enforcement powers and grant it significant authority to impose administrative fines for non-compliance. The amendment is also expected to introduce broader oversight capabilities, alongside mechanisms for monitoring adherence to privacy guidelines, thereby heightening the compliance requirements for organizations that handle personal data in Israel. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these evolving privacy standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

Our business is subject to numerous laws and regulations designed to protect the environment, and the failure to comply with current or future environmental requirements could expose the Company to criminal, civil and administrative charges.

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

We have significant operations globally, including in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism, which expose us to risks and challenges associated with conducting business internationally.

Certain of the regions in which we operate may be more susceptible to political and economic instability, such as the state of war declared in Israel in October 2023 and the related regional conflicts, and the military activity in the region, and the ongoing conflicts between China and Taiwan and Russia and Ukraine, that could result in a loss of sales and business in such regions, and may prevent us from participating in governmental and private tenders or other competitive procurement procedures. The invasion of Ukraine by Russia is likely to have numerous adverse effects on the global and European markets in which we operate. Sanctions and export controls imposed by the U.S. U.K. and E.U. countries significantly limit trade with Russian entities and individuals, requiring us to apply for export licenses and approval for orders placed by Russian customers or that are to be delivered to Russian end-users. We have been recently denied certain license application we submitted to the U.S. Department of Commerce, Bureau of Industry Security, and there is no assurance that such licenses and permissions shall be awarded in the future. These new regulatory measures may also lead to the cancellation or suspension of orders in the short term as well as a more long-term loss of market share to competitors who are unaffected or do not seek to comply with the new Russia-related trade limitation. Furthermore, as Russia is a global source of raw materials, oil and gas and additional goods and commodities, the ongoing war and hostility also disrupts the supply of these resources (in addition to the imposition of sanctions and embargoes), causes price increases, shortage, disruption to deliveries, shipping and transportation. These disruptions are reflected both in price increases and shortages impacting our contract manufacturers and suppliers, and adversely affect our production and supply chain costs and timelines.

The international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Therefore, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs, and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the new U.S. presidential administration. For example, the U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the U.S. imposed tariffs on imports from China, Canada and Mexico. These additional tariffs or any future tariffs or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market. Future actions of the U.S. administration and that of foreign governments, with respect to tariffs or international trade agreements and policies, remain currently unclear.

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

Our corporate headquarters and a portion of our manufacturing activities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. Accordingly, our operations and information technology systems could be materially and adversely affected by acts of terrorism, including through cybersecurity threats, or if major hostilities were to occur in the Middle East or trade between Israel and its present trading partners were materially impaired, including as a result of acts of terrorism in the United States or elsewhere. The state of war declared in Israel in October 2023, and the military activity and regional conflicts, may result in disruption to our operations and facilities, such as our manufacturing and R&D facilities located in Israel, and impact our employees, some of which are military reservists being called to active military duty, and impact the economic, social and political stability of Israel.

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

               As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions including indirect as well as withholding taxes, and significant judgment is required in determining our provision for income taxes. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and differentiation in the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation or recognition of our deferred tax assets. From time to time, we are subject to income and other tax audits, the timing of which is unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in local tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation or recognition of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. In 2024, we concluded a tax assessment with a positive outcome and no additional income tax payment, however we received new tax assessments from local tax authorities in two territories in which we operate. The Company is in the process of challenging such new assessments, however if these tax assessments are accepted, we may be required to pay penalties in addition to the specific tax payment demand. Although we believe our estimates are reasonable, the ultimate outcome of tax audits, assessments and related litigation could be different from our provision for taxes including the reserve provided for uncertain tax positions and may have a material adverse effect on our consolidated financial statements and cash flows. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations. This includes the business practices in such emerging markets, that may expose us to legal and business conduct-related regulatory risks.

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2024 and 2023, sales in these regions accounted for approximately 63% and 62% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

Below are the main risks and challenges that we face as a result of operating in emerging markets:

•	unexpected or inconsistent changes in regulatory requirements, including security regulations, licensing and allocation processes;

•	unexpected changes in or imposition of tax, tariffs, customs levies or other barriers and restrictions;

•	fluctuations in foreign currency exchange rates;

•	restrictions on currency and cash repatriation;

•	the burden of complying with a variety of foreign laws, including foreign import restrictions which may be applicable to our products;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	collection delays and uncertainties;

•	difficulties in transferring or obtaining funds from certain countries within these emerging markets;

•	requirements to do business in local currency; and

•	judicial systems that do not apply the principles of natural justice with regard to disputes with foreign nationals.

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

An industry downturn, reduction in our customers’ profitability due to increased regulation or new mobile services requirements, may cause investments in networks to slow, be delayed or stop, which could harm our business.

We are exposed to changing network models that affect operator and government spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include but are not limited to: (i) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; (ii) densification and optimization of the 4G networks to provide faster speeds; (iii) introduction of 5G services as well as expansion and densification of the 5G networks; and (iv) 2G and/or 3G networks shutdown, which is expected to take place within the next several years and designed to free spectrum for the delivery of 5G services.

We are also exposed to private networks investment coming from businesses, governmental entities and other public domains. Private networks can be an alternative to the Public Networks and may alternatively support owners’ objectives, such as coverage, capacity, speed, security, and others. The demand for investments in private networks is dynamic and slowdown or delay in such investments may have an adverse effect on our business, operating results and financial condition.

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

Since our products are used in critical communications and private networks, we may be subject to significant liability claims if our products do not work properly. The terms of agreements with our customers do not always provide sufficient protection from liability claims. In addition, any insurance policies we have may not adequately cover our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with our product specifications, but if our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money on litigation or to pay significant damages. Such exposure to claims may be heightened in the private networks sector, as a substantial portion of these networks are mission-critical. These include networks operated by electricity companies, oil and gas companies, police departments, and other essential services. An outage in these networks carries a significantly higher business impact and potentially even societal consequences. Any such claims, successful or not, would be costly and time-consuming to defend, and could divert management’s attention and seriously damage our reputation and our business.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This may expose us to fines and damages and cause investors to lose confidence in our reported financial information, which could result in a decline of the trading price of our shares.

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

 In the event that the credit facility is terminated in accordance with its terms, including due to breach of covenants by us, or if it is not renewed and we are not able to secure alternative financing, we could experience distressed cash flow or cash flow challenges that could harm our business operations and prospects, results of operations, cash flow and financial position.

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

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2025. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. In addition, smaller market cap companies have historically been more volatile than stocks of larger companies. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2024, the price of our ordinary shares has ranged from a high of $5 per share to a low of $1.55 per share. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

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

In addition, the volatility of the market price of our share, especially when market price is perceived to be very low, may stimulate hostile activities against us such as capital markets’ “activists” trying to influence our operations and hostile takeover attempts by competitors (or other potential stakeholders), as we have recently experienced (see below under “Attempts for a hostile takeover or shareholder activism, may negatively affect our business”). This may cause a significant distraction of management attention in executing against our plans and adversely impact our business and financial results.

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

Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from our business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its CEO and its directors as defendants, which was filed with the District Court of Tel-Aviv, was based on Israeli law and alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements during the period between July and October 2014. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs. Interim proceedings were held with respect to the application of the Securities Act, the Securities Exchange Act, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, following a judgment issued by the Israeli Supreme Court stating that Israeli companies whose shares are dually traded in Israel and in certain foreign stock exchange, will be subject to the listing rules in the foreign jurisdiction. To date, after a rehearing proceedings it was ruled that U.S. law will apply also in our case, which was returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court further held that the Company’s claims based upon the statute of limitations should also be adjudicated under U.S. law. On March 20, 2022, following the Court’s decision, the plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law, estimated at $52,099,000. For more information see below in Item 8. “FINANCIAL INFORMATION – Legal Proceedings”.

If we sell ordinary shares in future financings, shareholders may experience immediate dilution and as a result our share price may decline.

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

Attempts for a hostile takeover or shareholder activism may negatively affect our business.

In recent years, shareholder activists have become involved in numerous public companies. We experienced such involvement in 2022 by our competitor Aviat that launched a hostile takeover attempt against us. Shareholder activists could propose involving themselves in the governance, strategic direction and operations of a company. While shareholders’ activism might be, in certain cases, an efficient course of action taken by financial investors in order to enhance market efficiency and financial performance, other shareholders might have hostile intentions towards the company and may provoke actions which are intended to damage its business and reputation.

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

On October 7, 2023, the “Swords of Iron” war broke out between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, and there have been additional active hostilities, including with the Hezbollah (a Shia Islamist political party and militant group based in Lebanon), culminating in a 60-day cease fire agreed to between Israel and the Hezbollah on November 27, 2024, the result of which is uncertain, and the Houthi movement which controls parts of Yemen. The Houthi movement in Yemen has targeted marine vessels in the Red Sea, affecting those enroute to Israel or partly owned by Israeli businesses. This has led shipping companies to reroute or halt shipments to Israel. The Red Sea is crucial for Israel’s trade, and disruptions could cause delays in supplier deliveries, longer lead times, and increased costs for freight, insurance, materials, and labor, and have a general adverse effect on the Israeli market. In addition, Israel has experienced hostilities with Iran, which is perceived by Israel as sponsor of Hamas (a militia group and political party controlling the Gaza Strip), Hezbollah and the Houthi movement and attacked Israel and has threatened to do so in the future, as well as with Iranian-backed militias in Syria. All these hostilities may escalate in the future into a greater regional conflict. Israel responded to the attacks against it with airstrikes and extensive mobilization of armed forces, including reserves, in the Gaza Strip and in the north of Israel in Lebanon and Syria and with airstrikes in Iran and Yemen. In addition, most recently Israel has been involved in an armed operation with armed groups in the West Bank, which also included mobilization of armed forces.

Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far, the situation in Israel has not had a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives, including by instructing our workforce to work remotely.

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

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations and adversely affect the Company’s share price. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, in connection with the “Swords of Iron” war, and ordered Israel, among other things, to take steps to provide basic services and humanitarian aid to civilians in Gaza and in November, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may materially and adversely impact on our business and supply chains. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and the ICC decisions.

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

Another risk for political, social and economic instability in Israel is associated with the extensive changes which began in early 2023 by the current Israeli government with respect to Israel’s judicial system. In response to such developments, individuals, organizations and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel.

Moreover, it is widely believed that the ongoing “Swords of Iron” war has had and is anticipated to continue to have adverse effects on the Israeli economy. In October 2024, S&P Global downgraded Israel's long-term credit rating from A+ to A with a negative outlook, reflecting heightened security risk. This and reductions by other international rating agencies such as Moody's and Fitch Ratings could disrupt the business environment and make investors hesitant to invest or transact business in Israel, as well as make it more difficult and expensive for us to raise capital and negatively influence the market price of our ordinary shares.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse effect on our business in the future.

We received grants from the IIA that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel.

In prior years we have received government grants from the Israel Innovation Authority (the “IIA”) for the financing of a portion of our research and development expenditures in Israel. Under royalty-bearing financing programs, we are obligated to repay the grants by way of royalty payments from revenues generated by the sale of products and/or services developed in the framework of the approved R&D program using financing from such grants (“Financed Know-How”). Such royalties are payable until 100% of the amount of the grant (as adjusted for fluctuation in the USD/NIS exchange rate) is repaid with applicable interest. In December 2006, Ceragon entered into an agreement with IIA under which Ceragon paid its debt to the IIA and since than Ceragon is exempt from royalty payments to the IIA, except for the programs of Siklu Communication Ltd. (“Siklu”) (following this arrangement with the IIA, Ceragon is considered as “Technological Innovation Investment-Abundant Corporation” and can apply for grants only under non-royalty-bearing programs).

Notwithstanding the full repayment of any IIA grants (together with the applicable interest) by Ceragon, unless otherwise agreed by IIA, we must continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder (the “R&D Law”) with respect to technologies that were developed using Financed Know-How.

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

Siklu is a part of royalty-bearing financing programs of the IIA. Following the acquisition of Siklu, we have assumed additional restrictions and liabilities arising out of Siklu’s Financed Know-How.

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

The Company has certain capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). The Company has three capital investment programs that have been granted Approved Enterprise status, under the Law. The benefit period under Approved Enterprise starts with the first year the benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. As of December 31, 2024, the 14 years have passed for the three Approved Enterprise programs. The Company believes it will continue to be eligible to enjoy the tax benefits in accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Once it begins to generate taxable income from these approved enterprise programs, the portion of its income derived from these programs will be tax exempt for a period of two years. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under the Encouragement Law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption and would likely be denied these benefits in the future. The amount by which our taxes would increase, will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and on the amount of any taxable income that we may earn in the future.

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

On December 5, 2023, the Company closed the acquisition of 100% of Siklu Communication Ltd. and the assets and business activities of Siklu, Inc.

On January 31, 2025, we closed on the acquisition, by way of merger, E2E to further expand our offer to private networks, in consideration for approximately $8.5 million, subject to customary post-closing adjustments and up to an additional $4.3 million subject to achieving certain financial goals primarily in 2025 and paid mostly in 2026. At closing, Ceragon issued approximately 215,000 Ordinary Shares to the stockholders of E2E.

B. Business Overview

We are the leading wireless transport specialist company in terms of unit shipments and global distribution of our business, providing innovative high-capacity wireless connectivity solutions to global markets across various industries, such as wireless (mobile) networks service providers and private networks.

Wireless transport is a means for connecting mobile and fixed network sites (e.g. cellular base stations in various architectures) to the rest of the network. It carries information to and from the cellular base stations. It is used as high-speed connectivity to telecom sites, typically when fiber optics wireline connectivity is not available and for its backup, or where and when rapid deployment is required.

Ceragon’s innovative technology of compact multi-core all-outdoor and Split-Mount wireless backhaul solutions, assisted in positioning Ceragon as a leader in the global wireless transport market, and we expect that it would have potentially positioned us to benefit from new wireless generation transitions such as the current 5G evolution.

In preparation for the transition from 4G to 5G technologies, we have begun planning the roll-out of new 5G-supporting products. In 2019, we introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses. We have invested in a new chipset which incorporates multi-cores to be incorporated in products expected to be launched as of 2025. The first new incorporated product is IP-100E which was recently launched.

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

The acquired portfolio of products of Siklu is widely deployed in Fixed Wireless Access applications, addressing the needs of Telecom Service Providers delivering Internet access to commercial properties or business campuses as well as to private homes, apartment building and/or gated communities. Additionally, these solutions address the growing Smart City application, connecting wirelessly the many properties and assets of the cities (e.g CCTV cameras for security, traffic or parking management, Wi-Fi Access points, or IOT sensors). Thus, a new range of integrated services is available to the residents, the visitors and to organizations addressing this market.

In January 2025 we acquired by merger E2E to further expand our offering to private networks. E2E provides a full end-to-end solution for private networks, primarily serving customers in Oil and Gas, Utilities and industrial verticals. E2E is essentially a systems integration company that designs, deploys and manages connectivity solutions to its customers as well as other related devices. In addition, E2E has developed a software solution to help manage the customers’ networks and monitor certain operational and business-related metrics. Except for this proprietary software, E2E provides products to its customers sourced from its ecosystem of vendors.

Established in 2013, E2E is active in the United States, headquartered in Minnesota and employs approximately 50 employees.

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

Ceragon serves the “best-of-breed” segment of the market and specializes in a range of solutions, which to the Company’s belief, provide high value for our customers including:

•
Short-haul solutions, which typically provide a wireless link capacity of up to 4 Gbps per link for backhaul with single unit, and/or a link capacity of up to 20Gbps for fronthaul (25Gbps with next generation Eband IP-100E). These solutions are available for distances of several hundred feet to 10 miles. Short-haul links are deployed in access applications (macro cells and small cells and distributed cells) wirelessly connecting the individual base-stations or base-station element (i.e. a “central unit”, a “distributed unit” or a “radio unit”) towers to the core network. Short-haul solutions are also used in a range of non-carrier “vertical” applications such as state and local government, public safety, education and off-shore communication for oil and gas platforms.

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

Ceragon has, on more than one occasion, been the first to introduce new products and features to the market, including the first solution for wireless transmission for evolving cellular networks, providing 155 Mbps at 38 GHz in 1996 and numerous microwave and millimeter-wave technology innovations thereafter. Since 2008, Ceragon has invested in pioneering the multicore technology focusing on addressing the multiple wireless transport challenges of 4G and 5G services. This technology is at the core of Ceragon’s in-house developed chipsets for wireless transport, now in their Fourth generation, which enable Ceragon to design and offer vertically integrated solutions. This vertical integration enables Ceragon to provide higher flexibility, better performance, and improved time-to-market. With the first products based on multicore technology introduced to the market in 2013, Ceragon has enabled dual-core radios and far advanced capabilities, such as Line-of-Sight Multiple Input Multiple Output (LoS MIMO), which allows efficient use of spectrum where congestion of frequencies exist, Advanced Frequency Reuse (AFR), which allows massive network densification and Advanced Space Diversity (ASD), which eliminates the use of multiple antennas in various network scenarios, thereby accelerating network deployment and reducing total cost of ownership.

In 2019, Ceragon introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce capital and operating expenses.

Ceragon has invested in a new chipset which incorporates multi-cores in a chipset which was launched in 2024. This is integrated into our IP-100E product line which was recently launched and will be in mass production and productization during 2026, offering industry-leading performance and capacity.

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

Private Networks and Other Service Providers

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, utility companies, oil and gas industry, broadcasters, state and local governments, public safety agencies, maritime customers, defense contractors and more. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including wireless transport equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective transport solution that can be easily installed and scaled to their bandwidth requirements. Approximately 15% of our business is associated with private network. Following the acquisition by merger of E2E and along with our organic efforts, our share of business associated with private networks may increase in the future.

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

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high-capacity wireless transport solutions, which incorporate our unique multicore technology. Our multicore technology is a key element in our differentiation within the wireless transport market, serving the “best-of-breed” market segment. Our multicore technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore technology SoCs into sub-systems and complete wireless transport solutions that deliver high value for our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and private network owners to effectively obtain a range of benefits:

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

•
Enhance service portfolio, quality of experience and reach. Our multicore technology allows our customers to introduce new services (e.g. 5G use cases), to improve subscriber (user) quality of experience generated from the voice, data and multimedia services that they provide to their customers and to extend their network and services reach in order to address new markets. Our All-outdoor offering enables quicker installation and deployment, hence improving time-to-market of our customers’ services to their subscribers.

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

•
End to End connectivity solutions for Private Networks. Our solutions for private networks include a suite of products and services, either owned by us or by our ecosystem partners, to support private networks in everything they need for high quality connectivity solutions and complete support from initial ideation and design, to deployment, ongoing management and support, allowing our customers to have a one-stop shop for all network related operations. Our acquisition by merger of E2E expands our offering with additional services, use cases and proprietary vendor-agnostic management software.

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

➢
Outdoor units or Radio Frequency Units (RFU), which are used to control power transmission, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial or Cat-5/6 baseband cables.

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

•
End-to-End Network Management. Our network management system uses standard management protocol to monitor and control managed devices at both the element and network level and can be integrated into our customers’ existing network management systems.

•
Unified network intelligence and management software suite: Provides an intuitive and in-depth view of the entire wireless transport network. It is the ideal tool to proactively run, analyze and maintain network health for the best performance and functionality. In addition, it provides self-defined automation use cases, pre-defined configuration files that can be uploaded quickly to the network elements - on-site or remotely.

•	Smart Activation Key: A single centralized Smart Activation Key that instantly discovers and automatically activates all network elements.

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

The IP-50 Platform provides wireless transport using a single type of radio in microwave or millimeter-wave for all configuration and installation scenarios and IP/MPLS and segment routing capabilities over merchant silicon hardware options.

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

As wireless transport capacity needs grow, the wireless transport network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal footprint with the IP-50C product. Ceragon’s multicore technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore radio units can be used with IP-20N/ IP-20A, IP-20F or IP-50FX products, such as RFU-D and the RFU-D-HP, or IP-50C and IP-50E in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX). As part of the IP-50FX Disaggregated Cell Site Gateway (DCSG), we introduced a Radio Aware Open Networking (RAON) Software, designed to increase operational efficiency, simplify radio monitoring and management, and expect in the future to release a reduced energy consumption.

 In addition to the IP-20 and the IP-50 Platforms, Ceragon provides the PointLink portfolio that offers a tailored solution for oil and gas and other maritime offshore applications.

We are also able to address a new range of markets and opportunities with the addition of Siklu’s products:

The EtherHaul Platform (EH) provides a wide range of Point-to-Point all-outdoor radios operating in the mmWave spectrum (V-band 60GHz license-exempt and E-band 70/80GHz lightly licensed). Deployable at street level with integrated antennas or on roof-tops and towers with external antennas, the capacity ranges from 1Gbps to 20Gbps. All the radios are PoE or DC powered, and many offer PoE-out options to power additional equipment served by the wireless link.

The MultiHaul Platform (MH) is a novel series of all-outdoor compact radios operating in the 60GHz license exempt spectrum, with beam-forming self-aligning antennas, and Layer 2 SDN MESH capability for SON (Self-Organizing-Network). The radios operate in Point-to-Multipoint topologies, lowering the cost of the radio link, and growing the range or coverage of the wireless network. The MESH can feature redundant links to raise the resiliency of the wireless network. All the radios are PoE powered, and many offer PoE-out options to power additional equipment served by the wireless link.

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

IP-100 Platform

Ceragon has invested in a new chipset which incorporates multi-cores in a chipset which was launched in 2024 and is now integrated into our IP-100E family, offering industry-leading performance and capacity. We are already designing the first IP-100 products that will be using that chipset that will significantly increase our wireless transport products capabilities in terms of higher capacity, lower latency and more, the first of them just recently launched. These capabilities will make the IP-100 platform the optimized choice for existing and new use cases in the 5G mobile market. The IP-100 platform is expected to expand Ceragon products coverage beyond the MW bands, V-Band and E-Band range (4-86 GHz) and include W-band (up to 110 GHz) and D-band (up to 170 GHz) products.

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

Our recent acquisition by merger of E2E expands our services and software offering, focused on the needs of private networks. E2E served dozens of customers, supporting them with meaningful networks deployments and software-based management. E2E brings capabilities in providing a full suite of services and system integration capabilities.

Our Customers

We have sold our products, directly and through a variety of channels, to over 600 service providers and more than 1,600 private network customers in more than approximately 130 countries. Our principal customers are wireless service providers that use our products to expand transport network capacity, reduce transport costs and support the provision of advanced telecommunications services. In 2024, we continued to maintain our position as the number one wireless transport specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

In 2024, customers from the Europe region contributed 14% of total yearly revenue. Our sales in Latin America and Africa in 2024 were 9% and 2% of yearly revenue, respectively. Our sales in Asia Pacific (excluding India), North America and India in 2024 were 9%, 23% and 43%, respectively.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
Region	2024	2023	2022
North America (*)	23%	27%	23%
EMEA (**)	16%	19%	21%
India	43%	34%	27%
Asia-Pacific	9%	7%	11%
Latin America	9%	13%	18%

(*) As of December 31, 2024, 2023 and 2022, 97%, 94% and 87% represent revenues in the United States.

(**) Including Europe, Middle East and Africa.

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including services and supporting functions, include approximately 679 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs which together account for approximately 4% of our revenues in 2024. System integrators, distributors and resellers accounted for approximately 15% of our revenues for 2024. We are focusing our efforts on direct sales, which accounted for approximately 81% of our revenues for 2024. We also plan to develop additional strategic relationships with equipment vendors, global and local system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, but also at our subsidiaries in Greece, Romania and India (Bangalore). As of December 31, 2024, our research, development and engineering staff consisted of 260 employees globally. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

To date, Ceragon has 18 patents granted in the United States and other foreign jurisdictions including the EPO (European Patent Office) and 10 patent applications pending in the United States and other foreign jurisdictions including the EPO.

In addition, Siklu has 31 patents granted in the United States, 1 patent granted in the UK and 4 patent applications pending in Germany.

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

In addition, E2E has 1 trademark for the standard character mark E2E in the United States.

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

Further market dynamics may drive some operators, which seek “best-of-breed” solutions, to seek “bundled” network solutions from the generalists. This trend may put additional strain on our competitiveness.

In addition, the development and expansion of Low Earth Orbit (LEO) satellite networks have become more capable of providing backhaul connectivity for cellular networks, and therefore there is a potential for network operators to favor satellite-based solutions over our microwave transmission products.

Furthermore, technologies such as FSO, laser and photonic, are emerging as potential alternatives to traditional wireless transport solutions. These technologies leverage optical communication principles to deliver high-capacity, low-latency, and interference-resistant connectivity.

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

•	our design to cost structure;

•	our time-to-market advantage, due to having our own technology and our own chipsets;

•	our focus on high-capacity, point-to-point microwave and point-to-point as well as point-to-multipoint millimeter-wave technologies, which allows us to quickly adapt to our customers’ evolving needs;

•	the range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership;

•	our support and technical service, experience and commitment to high quality customer service,

•	our ability to expand to other vertical markets such as oil and gas and public safety, by drawing upon the capabilities of our technologies and solutions;

•
Our unified network intelligence and management software suite is used for multi-vendor wireless transport networks. It provides the customer’s NOC and Engineering teams with deep insight and analytics tools that save money by enabling highly effective operations, assuring the best quality of service, and speeding up the team’s response to ongoing and upcoming issues;

•
Our Smart activation key SW allows to instantly discover and automatically activate all customers' network elements efficiently. This eliminates delivery and deployment delays with easy, instant, friction-free activation, along with powerful actionable intelligence from network element usage reports to improve performance, increase efficiency, and reduce operating costs; and

•
Our Wireless Network Design Engine, WiNDE, simplifies the design challenges of deploying the right piece of equipment at every point in the network. WiNDE takes in all the locations to be served in a given mmW network and applies cost and performance factors to automatically recommend optimal, cost-effective, and robust implementations from which to choose. The tool also creates a Bill of Materials to build the selected design as well as the configuration files to ensure that operations are as designed.

The Israel Innovation Authority and other Granting Authorities

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

In December 2006, Ceragon entered into an agreement with IIA to conclude our research and development grant programs sponsored by the IIA. Under the agreement, we were obligated to repay the IIA approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. During the second quarter of 2008, we paid the IIA approximately $7.4 million to retire all the debt remaining from this agreement. Nevertheless, we continue to be subject to the obligations and restrictions under the R&D Law and the IIA regulations, including regarding transfer of know-how and manufacturing outside of Israel, in respect to these grants. Following the 2006 arrangement with the IIA, Ceragon is considered as “Technological Innovation Investment-Abundant Corporation” and we can apply for grants only under non-royalty-bearing programs.

In each of 2013 and 2014 we received approval for a new R&D grant from the IIA in amounts of approximately $0.7 million and $0.9 million respectively, under a generic program (the “Generic Plan”). Additionally, and under such plan, in 2015 we received approval for new R&D grants in the amount of approximately $0.6 million, and in 2016, 2017 and 2018 we received approval for grants in a total amount for the three years, of approximately $1.4 million. In 2019 and 2020 we received approval for additional grants under the Generic Plan, in the frame of which we received a total amount of approximately $ 1.3 million. The Generic Plan has ended. The Generic Plan requires us to comply with the requirements of the R&D Law in the same manner applicable to previous grants, provided, however, that the obligation to pay royalties on sales of products based on technology or know how developed with the Generic Plan may apply, under certain conditions, to a recipient of the technology or knowhow developed with the Generic Plan, to the extent such is sold and/or transferred, while the Company’s self-sales of its products without such transfer, do not bear royalty payment obligations. In addition, we may manufacture part of the products developed under the program outside of Israel, up to the percentages declared in our applications for such grants.

In March 2014, we participated in two Magnet Consortium Programs called “Hyper” and “Neptune” (the “Magnet Programs”) sponsored by the IIA. Under these Magnet Programs, which are intended to support innovative generic industry-oriented technologies, we cooperated with additional companies and research institutes. In the years 2016, 2017 and 2018 we received approval from the IIA for a sum of $3.8 million in aggregate, under these Magnet Programs. These two Magnet Programs have ended. The R&D Law applies to Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs’ internal agreements between the consortium members may apply.

 In 2020, we joined as a member to an Industrial consortium called “WIN – Wireless Intelligent Networks Consortium” under a MAGNET consortium. The project ended in February 2023. In the framework of this project, Ceragon received a grant totaling $1.2 million during the years 2020-2024.

In 2020, we signed with Ariel University a Research and License Agreement under a Magneton plan. This project ended at the end of November 2022. In the framework of this project, we received a grant totaling $0.6 million during the years 2020-2024.

In 2021, we applied under the Promoting Applied Research in Academia (Nofar). Under this project, we supported a development plan of Ariel University and funded 10% of this plan (the IIA grants the other 90%). This plan did not call for any grant from the IIA. This project ended in 2023.

In January 2023, we applied under the Magneton Plan with the Technion, Haifa Institute of Technology (“Technion”). This project called “SW Managed Diplexer” was approved by the IIA. The project started in January 2024 and will end in March 2025. During 2024 we received a grant totaling approximately $0.2 million.

In January 2023, we entered as a member into the Magnet Consortium Program called “MM Production”. The total grant for this project is approximately $1.0 million (for a three-year period). So far, we have received an amount of $0.5 million. The R&D Law applies to the Magnet Consortium Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Consortium Programs’ internal agreements between the consortium members may apply.

In February 2023, we applied under the Magneton Program with Ben-Gurion University. This program called “MESH Scheduling based AI” was approved and the total grant for it is approximately $0.5 million (for a two year-period). So far, we have received an amount of approximately $0.2 million.

In March 2023, we applied under the Magneton Plan with Tel-Aviv University. This program called “Fault Analysis” was approved and the total grant for it is approximately $0.2 million (for a one-year period). So far, we have received an amount of $0.1 million.

In May 2023, we applied under the Industry Research Program for research in the D-band field. This program was approved and the total grant for it is approximately $1.1 million (for a two-year period). So far, we have received approximately $0.4 million.

During 2024 we applied under the Magneton Plan with Ben-Gurion University. This program called “Identifying and classifying communication network fault locations” was approved and the total grant for it is approximately $0.3 million (for a two year-period). The project started in March 2025.

In addition, we are part of a Horizon Europe project called Unity-6G. The UNITY-6G project aims to address energy efficiency and sustainability challenges in networked services, leveraging technologies like AI/ML, distributed ledger technologies (DLTs) to secure data exchange and build trust between parties, and via different network access technologies such as Non-Terrestrial Networks (NTNs), Non-Public Networks (NPNs), or approaches such as Open Radio Access Network (O-RAN). The project focuses on developing energy-efficient, integrated network infrastructures supporting convergence and interoperability of heterogeneous domains, including wireless networking, IoT, and mobile and distributed computing. The project started in January 2025, and we are expected to receive from the European Commission an amount of approximately $0.75 million total (for three-year period).

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

With respect to Siklu, between the years 2008-2020, Siklu received grants from the IIA in the total amount of approximately $14.6 million (approximately $16.2 million, including interest) for 20 files under a royalty-bearing program. So far, Siklu has reported to the IIA royalties in the amount of approximately $8.8 million and has paid to the IIA royalties in the amount of approximately $6.3 million. Accordingly, as of December 31, 2024, Siklu's debt to the IIA amounts to approximately $2.7 million. In 2023, Siklu agreed with the IIA to pay its past debt in monthly payments over a 5-year period, with the first payment being approximately $0.1 million and the remaining payments being $30,000 per month, after which the remaining debt shall be immediately repaid.

In addition, Siklu has also received from the European Commission (under the Horizon Europe program) a total amount of $1.4 million for three non-royalty-bearing programs (called “5G-PHOS”, “THOR” and “5G-COMPLETE”), which have ended, and an amount of $0.6 million for two non-royalty-bearing programs (called “Int5Gent” and “PARALIA”), which are still active. An additional amount of approximately $0.3 million is expected to be received from the European Commission for the programs “Int5Gent” and “PARALIA”.

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

We also lease approximately 22,089 square feet of office space and warehouse space in Plano, Texas, USA.

We also lease space for other local subsidiaries to conduct pre-sales and marketing activities, R&D activities and other operations in their respective regions, as well as co-working spaces.

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

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2022 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024.

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

Industry Trends

Market trends have placed, and will continue to place, pressure on our solutions, products and services. Our objective is to continue meeting the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
The widespread surge in network traffic in 2020 to date emerging from the COVID-19 pandemic has significantly affected the way business and individuals access information for work and leisure. National lock-ins for large parts of the population and labor market trends brought many businesses to exercise company-wide work-from-home activities with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is an increase in home broadband demand, while today’s home broadband networks are not designed for such usage patterns. Some countries, even developed ones, lack broadband communication networks in rural areas. As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers experienced amidst the pandemic will remain and may even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high-volume communication transactions.

•
5G enables operators to enhance their services portfolio with more use cases such as enhanced mobile broadband (eMBB) delivering gigabit broadband, as well as address new market segments such as IoT & IIoT and mission critical applications with URLLC (Ultra Reliable Low Latency Communications) and mMTC (Massive Machine Type Communications) services. Those services, combined with new network architectures require higher capacity, lower latency networks and in particular higher transport capacity, far denser macro cells and small/distributed cells grids and the implementation of network virtualization technologies and architectures, namely network slicing using SDN. Our wireless transport solutions resolve both higher capacity, lower latency and network densification requirements with advanced capabilities, based on our multicore technology for microwave narrowband spectrum (up to 224Mhz) and the use of wider bands in millimeter-wave spectrum, up to 2,000MHz. Network virtualization requirements are addressed with layer 3 capabilities and SDN support.

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

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2024 and 2023, 42.5% and 30.9%, respectively, of our revenues were earned in India. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

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

In 2023, revenues increased mainly in North America and India, as part of our continued focus on these regions. This growth is primarily attributed to the increased demand both for our IP-20 and software solutions by our customers in these regions.

In 2024, revenues increased significantly mainly in India, as a result of new contracts with both existing and new customers. The increased demand for our IP-50CX products is the main contributor to the growth in 2024.

In 2024, the majority of suppliers returned to normal lead times and standard supply chain status, although some critical suppliers continued to suffer from long lead time of component deliveries and supply chain constraints.

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

Financial and other expenses, net. Our financial and other expenses, net, consist primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans and factoring activities, other fees and commissions paid to banks, actuarial losses and other expenses.

Taxes. Our taxes on income consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

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

Provision for credit loss. We are exposed to credit losses primarily through sales to customers. Our provision for credit loss methodology is developed using historical collection experience, current and future economic and market conditions and a review of the current balances status. The estimate of the amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies. Additionally, a specific provision is recorded for customers that have a higher probability of default.

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

Comparison of Period to Period Results of Operations

The following table presents a consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2024	2023
Revenues	100%	100%
Cost of revenues	65.3	65.5
Gross profit	34.7	34.5
Operating expenses:
Research and development, net	8.9	9.3
Sales and marketing	11.3	11.7
General and administrative	3.6	6.9
Restructuring and related charges	0.4	0.3
Acquisition and integration-related charges	0.4	0.3
Other operating expenses	0.3	-
Total operating expenses	24.9	28.5
Operating income	9.8	6.1
Financial and other expenses, net	2.9	2.4
Taxes on income	0.8	1.9
Net Income	6.1%	1.8%

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues. Revenues totaled $394.2 million in 2024 as compared to $347.2 million in 2023, an increase of $47.0 million, or 13.5%. Revenues in India increased to $167.6 million in 2024, from $107.4 million in 2023. Revenues in EMEA increased to $65.0 million in 2024, from $62.0 million in 2023. Revenues in Latin America decreased to $37.2 million in 2024, from $47.2 million in 2023. Revenues in North America decreased to $89.9 million in 2024, from $95.6 million in 2023. Revenues in APAC decreased to $34.5 million in 2024, from $35.0 million in 2023. In addition, the acquisition of Siklu at the end of 2023 contributed to our revenue growth in 2024.

Cost of Revenues. Cost of revenue totaled $257.3 million in 2024 as compared to $227.3 million in 2023, an increase of $30.0 million, or 13.2%. The increase was primarily due to an increase of $33.2 million related to material costs, mainly resulted from the higher volume of revenues, an increase of $2.9 million related to shipping and storage costs, and an increase of $0.5 million in salaries and employee-related expenses, offset by a decrease of $3.8 million related to inventory write-off, a decrease of $2.4 million in service costs, and a decrease of $0.4 million in other production costs.

Gross Profit. Gross profit increased to $136.9 million or 34.7% as a percentage of revenues in 2024 from $119.9 million or 34.5% in 2023. This improvement in gross profits is mainly attributable to the substantial increase in revenues, while maintaining same or higher margins in most regions, keeping general operational costs under tight control, improved supply chain costs, alongside lower inventory write-offs.

Research and Development Expenses, Net. Our net research and development expenses totaled $35.0 million in 2024 as compared to $32.3 million in 2023, resulting in an increase of $2.7 million, or 8.3%. The increase was primarily due to an increase of $3.3 million in salaries and related expenses  (which were impacted from additional costs associated with the acquisition of Siklu at the end of 2023), an increase of $1.5 million in subcontractors cost, offset by a decrease of $1.2 million related to a one-time loss from termination of joint development recorded in 2023, and a decrease of $0.9 million related to higher grants from the IIA.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses represent 8.9% and 9.3% in 2024 and 2023.

Sales and Marketing Expenses. Sales and marketing expenses totaled $44.7 million in 2024, as compared to $40.6 million in 2023, an increase of $4.1 million, or 10.2%. The increase was primarily attributed to an increase of $2.5 million in salaries and related expenses, an increase of $0.9 million in trade shows, an increase of $0.6 million in acquired-intangible amortization, an increase of $0.3 million in travel costs, and an increase of $0.3 million in other sales and marketing expenses (all of which were impacted from additional costs associated with the acquisition of Siklu at the end of 2023), offset by a decrease of $0.4 million related to sales commission. As a percentage of revenues, sales and marketing expenses were 11.3% in 2024 compared to 11.7% in 2023.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative Expenses. General and administrative expenses totaled $14.2 million in 2024 as compared to $23.8 million in 2023, a decrease of $9.6 million, or 40.2%. The decrease was primarily due to a $10.6 million improvement in credit loss expenses, substantially impacted by recovery of $9.1 million from a single customer in Latin America, offset by an increase of $0.5 million in share-based compensation costs, an increase of $0.3 million in salaries and related expenses, and an increase of $0.2 million in other general and administrative expenses. As a percentage of revenues, general and administrative expenses were 3.6% in 2024 compared to 6.9% in 2023.

Restructuring and related charges. Restructuring and related charges totaled $1.4 million in 2024, as compared to $0.9 million in 2023. The increase was primarily attributed to contractual and termination severance pay and other related costs for the impacted employees.

Acquisition and integration-related charges. Acquisition and integration-related charges totaled $1.7 million in 2024, as compared to $1.1 million in 2023. The increase was primarily attributed to the acquisition and integration expenses associated with the acquisition of Siklu and E2E, which would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees as well as incremental costs related to combining the Company and the acquired companies, such as third-party consulting and other third-party services related to merging the acquired companies’ systems and processes.

Other operating expenses. Other operating expenses totaled $1.2 million in 2024, as compared to $0.0 million in 2023, related to the provision for the settlement of a class action claim (see Note 1C of our audited consolidated financial statements).

Financial and other expenses, Net. Financial and other expenses, net totaled $11.5 million in 2024 as compared to $8.5 million in 2023, an increase of $3.0 million, or 35.5%. The increase was mainly attributed to an increase of $2.9 million in exchange rate differences, and an increase of $1.6 million related to mark-to-market revaluation of acquisition-related holdback liability, offset by a decrease of $1.2 million in interest on loans and a decrease of $0.3 million in other financial expenses. As a percentage of revenues, financial and other expenses, net, were 2.9% in 2024 compared to 2.4% in 2023.

Taxes on income. Tax expenses were $3.2 million in 2024, compared to $6.5 million in 2023, resulting in a decrease of $3.3 million. The decrease was mainly attributable to a decrease of $2.4 million in deferred taxes, a decrease of $0.5 million in current taxes, and a decrease of $0.4 million in uncertain tax positions.

Net Income. In 2024, the Company had $24.1 million in net income as compared to net income of $6.2 million in 2023. As a percentage of revenues, net income was 6.1% in 2024 compared to a net income of 1.8% in 2023.

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

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the NGN (Nigerian Naira) and the ARS (Argentine Peso). We partially reduce currency exposure to NIS by entering into hedging transactions and may do so for other currencies in the future. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2024, the U.S. dollar appreciated in relation to the NIS at a rate of 0.6%, from NIS 3.627 per $1 on December 31, 2023, to NIS 3.647 per $1 on December 31, 2024. In 2023, the U.S. dollar appreciated in relation to the NIS at a rate of 3.1%, from NIS 3.519 per $1 on December 31, 2022, to NIS 3.627 per $1 on December 31, 2023.

The annual rate of inflation in Israel was 3.2% in 2024 and 3.0% in 2023.

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

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering, follow-on offerings, cash provided by operating activities, and various loans and facilities from banks, including factoring and grants from the IIA.

The Company entered into the revolving Credit Facility, dated as of March 14, 2013 by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (the “Credit Facility”).  The Credit Facility has been renewed and amended several times during the past years according to the Company’s needs and financial position.

In December 2023, in connection with the acquisition of Siklu, the Company signed an amendment to the Credit Facility in which it obtained the approval of the syndication of banks to carry out Siklu's acquisition and added additional bank, Bank Mizrahi Tefahot Ltd., to the syndication agreement.

In June 2024, the Company signed an amendment to the Credit Facility pursuant to which the term of the Credit Facility was extended by an additional 2 years to June 30, 2026. This amendment also included a decrease of $5 million to the bank guarantees credit lines to $40.8 million and an increase of $9.8 million to $77 million to the Credit Facility for Loans.

As of December 31, 2024, the Company has utilized $25.2 million of the $77 million available under the Credit Facility for short-term loans. During 2024, the credit lines carried interest rates in the range of 6.12% and 7.95%.

As of December 31, 2024, the total credit facilities for bank guarantees and for loans is $117.8 million.

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

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2024 and 2023, the Company met all of its covenants.

As of December 31, 2024, we had approximately $35.3 million in cash and cash equivalents.

In 2024, our $26.2 million in cash provided by operating activities was affected by the following principal factors:

•	Net income of $24.1 million;

•	$26.9 million increase in trade and other accounts payable and accrued expenses, net;

•	$12.1 million of depreciation and amortization expenses;

•	$7.6 million decrease in inventories;

•	$4.6 million decrease in operating lease right-of-use assets;

•	$4.3 million share-based compensation expenses; and

•	$0.3 million of loss from sale of property and equipment, net

              These factors were offset mainly by:

•	$44.9 increase in trade and other accounts receivable and prepaid expenses, net;

•	$4.2 million decrease in operating lease liability;

•	$3.6 million decrease in deferred revenues; and

•	$1.0 million decrease in accrued severance pay and pensions, net

In 2023, our $30.9 million in cash provided by operating activities was affected by the following principal factors:

•	Net income of $6.2 million;

•	$14.6 million decrease in trade and other accounts receivable and prepaid expenses, net;

•	$10.0 million of depreciation and amortization expenses;

•	$6.3 million decrease in inventories; and

•	$4.0 million share-based compensation expenses; and

•	$3.8 million decrease in operating lease right-of-use assets.

These factors were offset mainly by:

•	$9.6 million decrease in deferred revenues;

•	$4.0 million decrease in operating lease liability;

•	$0.2 million decrease in trade and other accounts payable and accrued expenses, net; and

•	$0.2 million decrease in accrued severance pay and pensions, net

Net cash used in investing activities was approximately $16.5 million for the year ended December 31, 2024, as compared to net cash used in investing activities of approximately $20.9 million for the year ended December 31, 2023. In the year ended December 31, 2024, our investing activities were comprised of $14.6 million paid for purchases of property and equipment and $1.9 million of software development costs capitalized. In the year ended December 31, 2023, our investing activities were comprised of $8.0 million of cash paid as cash consideration for the acquisition of Siklu, $10.0 million paid for purchases of property and equipment and $2.9 million of software development costs capitalized.

Net cash used in financing activities was approximately $1.5 million for the year ended December 31, 2024, as compared to approximately $4.9 million net cash used in financing activities for the year ended December 31, 2023. In the year ended December 31, 2024, our net cash used in financing activities was primarily due to repayments of bank credits and loans of $7.4 million offset by proceeds from exercise of stock options of $5.9 million. In the year ended December 31, 2023, our net cash used in financing activities was primarily due to repayments of bank credits and loans of $4.9 million.

Our material cash requirements as of December 31, 2024, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditure primarily consists of purchases of manufacturing and test equipment, computers and peripheral equipment, office furniture and equipment. Our capital expenditures were $14.6 million in 2024, $10.0 million in 2023 and $10.5 million in 2022. We will continue to make capital expenditures to meet the expected growth of our business.

During the normal course of business, we enter into certain lease contracts with lease terms through 2034. As of December 31, 2024, the total remaining contractual obligations are approximately $18.3 million, of which $3.3 million is for the next 12 months. Our lease obligations consist of the commitments under the lease agreements for offices and warehouses for our facilities worldwide, as well as car leases. Our facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $4.6 million in 2024, $4.0 million in 2023, and $4.5 million in 2022.

Our purchase obligations consist primarily of commitments for our operating activities and working capital needs. Our operating expenses were $98.1 million in 2024, $98.7 million in 2023 and $104.0 million in 2022. As of December 31, 2024, the Company had outstanding inventory purchase orders with its suppliers in the amount of $45.2 million.

Our capital requirements are dependent on many factors, including working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We plan on continuing to raise capital as we may require, subject to changes in our business activities.

We believe that the current working capital, cash and cash equivalent balances together with the Credit Facility available with the five financial institutions, will be sufficient for our expected requirements through at least the next 12 months.

C.	Research and Development, Patents and Licenses, Etc.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, and also at our subsidiaries in Greece and Romania. As of December 31, 2024, our research, development and engineering staff consisted of 260 employees globally. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Ilan Rosen(1)	67	Chairman of the Board of Directors
Shlomo Liran (1)	73	Director
Efrat Makov (1)	57	Director
Rami Hadar (1)	61	Director
David (Dudi) Ripstein (1)	58	Director
Robert Wadsworth(1,2)	64	Director
Yael Shaham (1)	56	Director
Doron Arazi	61	Chief Executive Officer
Ronen Stein	57	Chief Financial Officer
Oz Zimerman	61	Chief Marketing Officer & EVP Corporate Development
Hadar Vismunski Weinberg	51	Chief Legal Officer & Corporate Secretary
Michal Goldstein	54	Chief People Officer
Ulik Broida	58	Chief Product Officer
Dima Friedman	56	Chief Operating Officer
Ronen Ben-Hamou	53	Chief Growth Officer
Ram Prakash Tripathi	58	Regional President, APAC
Mario Querner	63	Regional President, EMEA
Ronen Rotstein	48	Regional President, North America
Carlos Alvarez	49	Regional President, Latin America

(1)	Independent Director.
(2)	Commenced service on May 23, 2024.

Set forth below is a biographical summary of each of the above-named directors and members of senior management.

Ilan Rosen has served as our director since July 2021 and as the Chairman of our Board of Directors since July 23, 2023. Mr. Rosen currently serves as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75B worth of investments in various private equity strategies around the globe. Mr. Rosen additionally serves as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries. From 1993-1996 he served as the CEO of Adsha Development Ltd. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

Shlomo Liran has served as our director since August 2015, after gaining experience in senior management positions, including in the telecommunication industry. Mr. Liran is also a director at Maytronics Ltd. and Globrands Ltd. In October 2016 Mr. Liran was appointed as the CEO of Spuntech Industries Ltd. From July 2014 until January 2015, Mr. Liran served as the Chief Executive Officer of Hadera Paper Ltd. From 2010 to 2013, Mr. Liran served as the Chief Executive Officer of Avgol Nonwovens Ltd. During the years 2008 and 2009 Mr. Liran served as the Chief Executive Officer of Ericsson Israel Ltd., and from 2004 to 2007 he served as Chief Executive Officer of TRE (Scandinavian cellular network) in Sweden and in Denmark. From 2000 to 2003, he served as Chief Executive Officer of YES Satellite Multi-Channel TV. Prior to that, Mr. Liran spent thirteen years in Strauss as CEO (1995-2000), General Manager of the Dairy Division (1991-1995) and VP Operations (1987-1991). Mr. Liran holds a B.Sc. in Industrial Engineering from the Technion, an M. Eng. System Analysis from University of Toronto, Canada and an AMP-ISMP advanced management program from the Harvard Business School.

Efrat Makov has served as our director since October 2022. Ms. Makov is currently serving as a director of Allot Ltd. and B Communications Ltd. Ms. Makov previously served as a director of BioLight Life Sciences Ltd., Kamada Ltd., Anchiano Therapeutics Ltd. and iSPAC 1 Ltd. Previously, Ms. Makov served as the CFO of Alvarion, and as the CFO of Aladdin Knowledge Systems. Formerly, Ms. Makov served as Vice President of Finance at Check Point Software Technologies. Earlier in her career, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

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

Robert Wadsworth has served as our director since May 2024. He is a founding partner of HarbourVest Partners, the successor entity of Hancock Venture Partners, where he served as a senior partner overseeing global direct investment activity and a member of the firm's Executive Management Committee. Mr. Wadsworth’s prior experience also includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth serves as a founding partner of both W3 Capital, LLC, a family investment firm and as a founding partner of New Harbour Partners, a small enterprise private equity firm. He currently serves on the Board of Directors of AGL Credit Management, Whisker Labs Inc., Spiro Technologies, and Direct Commerce, and on HarbourVest supervisory committee. He holds a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

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

Oz Zimerman joined Ceragon in March 2013 and currently serves as our Chief Marketing Officer & EVP Corporate Development. Oz brings with him over 25 years of global executive business experience in marketing, business development and strategy. From 2008 to 2012, Mr. Zimerman was Corporate Vice President Marketing and Business Development at DSP Group, where he penetrated world leading consumer electronic customers, acquired new technology which became the main growth engine of the company, established the DECT ULE Alliance and managed relations with top executive decision makers at world leading service providers. Prior to joining DSP Group, Oz was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach generating sharp sales increase. Prior to his work at ECI, he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master of Science in Engineering and Management from Columbia University.

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

Mario Querner has served as our Regional President, EMEA since October 2016 and additionally Africa since January 2020. Mr. Querner has over 25 years of international business experience in telecommunications and media, working in Europe and Asia. Prior to joining Ceragon, Mr. Querner held the position of Vice President of Asia-Pacific at Newtec, a leading provider for satellite telecommunication solutions. From 2011 to 2013, Mr. Querner served as Head of Region, South East Asia at ECI (optical transmission networks). From 2009 to 2011 he was the Head of Sales at Technicolor, formerly Thomson, in charge of APAC-EMEA for Digital Home Solutions. From 1999 to 2009, Mr. Querner held several management positions at Alcatel-Lucent, the last of which was Managing Director and Country Senior Officer in Indonesia. Mr. Querner has a degree in Electrical Engineering from the University of Applied Science in Braunschweig/Wolfenbuettel (Germany) and a degree in Business Administration from the Brunel University (United Kingdom).

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

Carlos Alvarez has served as our Regional President, Latin America since December 2021. Mr. Alvarez has over 24 years of business experience in telecommunications working across Latin America Region. Mr. Alvarez most recently served as General Manager at TimweTech helping businesses drive digital marketing and fintech strategies. Prior to this, Mr. Alvarez served as Vice President of Caribbean and the Latin America region at Amdocs leading the OSS/BSS business. His career also included various positions at Alcatel-Lucent/Nokia, the latest of which was Global Account Manager for the CALA Division. Mr. Alvarez holds an M.B.A. from IESA and has a degree in Electronical Engineering from the UNET in Venezuela.

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

During 2024, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during the year 2024, including Mr. Alon Klomek, who ceased to serve in his position on January 1, 2025 and Robert Wadsworth who joined the Company’s board of directors on May 24, 2024, consisted of approximately $3.8 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.5 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel (all the amounts were translated to USD based on exchange rate as of December 31, 2024). This aggregation does not include Messrs. Querner, Tripathi, Alvarez and Rotstein (together the “Region Heads”), who were not considered executive officers during 2024. Following the departure of Mr. Klomek, the Region Heads will be considered executive officers beginning in 2025.

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

Cash Compensation Our directors (except for Mr. Ilan Rosen, our Chairman of the Board of Directors (“Chairman”), as described below) are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) - 2000 (the “Foreign Listed Regulations”). Each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 112,000 (approximately $31,016) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 4, 2025 (the “Exchange Ratio”) as an annual fee, the sum of NIS 3,500 (approximately $969, based on the Exchange Ratio) as an in-person participation fee, NIS 2,100 (approximately $582, based on the Exchange Ratio) for conference call participation and NIS 1,750 (approximately $485, based on the Exchange Ratio) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). At the annual general meeting held on May 24, 2024 (“2024 AGM”), our shareholders approved an annual fee of NIS 230,000 (approximately $66,295, based on the Exchange Ratio) to our Chairman, and participation fees equal to those listed above. Additionally, at the 2024 AGM our shareholders approved that Mr. Wadsworth shall be entitled to in-person participation fees also for conference call participation, as he is our only director residing outside of Israel. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index in accordance with the Remuneration Regulations. The above-mentioned cash compensation is in line with the Company’s compensation policy, which was most recently revised and adopted by our shareholders on the 2023 AGM (as defined below) (the “Compensation Policy”), according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees. For more information, please see “Remuneration of Directors” and “The Stock Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. During 2024, we granted to our directors and members of our senior management detailed in Section 6.A (excluding our Region Heads, as described above) and other directors and executive officers who served as such during the year 2024, in the aggregate, options to purchase 501,683 ordinary shares, with an exercise price that ranges from $2.58 to $3.08 per share. During 2024, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate 250,867 restricted share units (“RSUs”). As of December 31, 2024, there were a total of 1,876,488 outstanding options to purchase ordinary shares and 522,707 RSUs that were held by our directors and senior management.

In addition to cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors received annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders at the 2024 AGM, as follows:

(i) each of Efrat Makov, Yael Shaham, Robert Wadsworth, Shlomo Liran, Rami Hadar and David Ripstein, directors of the Company, receive, on an annual basis, for a period of three years, an equal mix of outstanding options to purchase ordinary shares (“Options”) and RSUs in an annual value of $75,000 (the “Annual Equity Value” and collectively the “Annual Equity Awards”). The actual number of Options and RSUs shall be determined based on the average closing price per share as quoted on the Nasdaq stock market during the 30 consecutive trading days preceding the grant date (being the date of the 2024 AGM and its first and second anniversaries). Further detailed description of the Annual Equity Awards is provided under our 2024 AGM proxy statement filed on April 18, 2024 (the “2024 Proxy Statement”);

(ii) Ilan Rosen, our Chairman, also receives Annual Equity Awards provided that their Annual Equity Value is $112,500.

b)          Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law) with respect to the year ended December 31, 2024. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2024, and are based on the following components:

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

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder with respect to the year ended December 31, 2024, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2024, with respect to equity-based compensation granted in 2024 and in previous years. For assumptions and key variables used in the calculation of such amounts see Note 2U of our audited consolidated financial statements.

•	Doron Arazi – CEO: Salary Costs - $432,360; Performance Bonus Costs - $277,804; Equity Costs - $409,912.

•	Alon Klomek – (former) Chief Revenue Officer: Salary Costs - $318,213; Performance Bonus Costs - $169,080; Equity Costs - $142,031.

•	Ronen Ben-Hamou – Chief Growth Officer: Salary Cost - $321,328; Performance Bonus Costs - $153,598; Equity Costs - $69,614.

•	Ulik Broida – Chief Product Officer: Salary Costs - $282,353; Performance Bonus Costs - $97,868; Equity Costs - $100,215.

•	Ronen Stein – CFO: Salary Costs - $303,516; Performance Bonus Costs - $87,740; Equity Costs - $62,100.

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

Terms and Skills of Directors

Our directors are generally elected at the annual general meeting of shareholders for a term ending on the date of the third annual general meeting following the general meeting at which they were elected, unless earlier terminated in the event of such director’s death, resignation, bankruptcy, incapacity or removal. At the 2024 AGM, Messrs. Rami Hadar, Ilan Rosen, Efrat Makov, Yael Shaham, Shlomo Liran and David Ripstein were re-elected to serve as directors and Mr. Robert Wadsworth was elected to serve as director. Information regarding the period during which each of our directors has served in that office can be found above under the heading “Directors and Senior Management”.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

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

In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such a director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Foreign Listed Regulations, classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. In addition, the Foreign Listed Regulations provide that “independent directors” may be elected for additional terms that do not exceed three years each, beyond the nine consecutive years, permitted under the Companies Law, provided that, if the director is being re-elected for an additional term or terms beyond the nine consecutive years (i) the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law.

Currently, all of our serving directors – Ms. Makov, Ms. Shaham and Messrs. Liran, Rosen, Hadar, Wadsworth and Ripstein – qualify and serve as independent directors under the Nasdaq Rules.

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

Currently, Ms. Makov, who chairs the Financial Audit Committee, and Messrs. Liran, Rosen, and Ripstein, all independent directors, are considered “financial experts” for the purposes of the Nasdaq Rules. Each of Ms. Makov and Messrs. Liran, Rosen, and Ripstein, satisfy the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

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

Corporate Audit Committee

We maintain a Corporate Audit Committee which is our audit committee for the purposes of the Companies Law; the duties and responsibilities of our Corporate Audit Committee mainly include: (i) identifying of irregularities and deficiencies in the management of our business, in consultation with the internal auditor and our independent auditor, and suggesting appropriate courses of action to amend such irregularities; (ii) reviewing and approving certain transactions and actions of the Company, including the approval of related party transactions that require approval by the audit committee under the Companies Law; defining whether certain acts and transactions that involve conflicts of interest are material or not and whether transactions that involve interested parties are extraordinary or not, and to approve such transactions; (iii) establishing procedures to be followed with respect to related party transactions; (iv) discuss with management policies and practices for risk assessment; (v) recommending the appointment of the internal auditor and its compensation to the Board of Directors; (vi) examining the performance of our internal auditor and whether it is provided with the required resources and tools necessary for him to fulfill its role, considering, inter alia, the Company’s size and special needs; (vii) examining the independent auditor’s scope of work as well as his fees and providing its recommendations to the appropriate corporate organ; (viii) overseeing the accounting and financial reporting processes of the Company; (ix) setting procedures for handling complaints made by the Company’s employees in connection with management deficiencies and the protection to be provided to such employees; (x) discuss and review responses to SEC comments regarding the Company’s financial statements or financial reporting; (xi) review and discuss with the independent auditor the matters required by Public Company Accounting Oversight Board Auditing Standard No. 1301 6 (Communications with Audit Committees) relating to the conduct of the audit; (xii) review and monitor, significant findings of any examination by regulatory authorities or agencies; (xiii) review proposed future internal audit plans; and (xiv) performing such other duties that are or will be designated solely to the audit committee in accordance with the Companies Law and the Company’s Articles of Association.

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

Approval of Office Holders Terms of Employment

The terms of office and employment of office holders (other than directors and the CEO) require the approval of the compensation committee and then of the board of directors, provided such terms are in accordance with the company’s compensation policy. If terms of employment of such office holder are not in accordance with the compensation policy, then shareholder approval is also required following the approval of the compensation committee and board of directors after taking into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holders’ compensation. However, in special circumstances the compensation committee and then the board of directors may nonetheless approve such terms of office and employment, even if they were not approved by the shareholders, following further discussion and for detailed reasoning. In addition, the Relief Regulations provide that non-material changes to the terms of office of office holders who are subordinated to the company’s CEO will require only CEO approval, provided that the company’s compensation policy includes a reasonable range for such non-material changes.

The terms of office and employment of a CEO, regardless of whether such terms conform to the company’s compensation policy, must be approved by the compensation committee, the board of directors and then by a Special Majority.

Notwithstanding the above, in special circumstances the compensation committee and then the board of directors may nonetheless approve compensation for the CEO, even if such compensation was not approved by the shareholders, following further discussion and for detailed reasoning. In addition, under certain circumstances, a company’s compensation committee may exempt the terms of office and employment of a candidate for the position of CEO from shareholders’ approval, provided that the candidate is not a director and that the terms of office are compliant with the company’s compensation policy.

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

D.            Employees

As of December 31, 2024, we had 1,056 employees worldwide. Among our employees, 260 were employed in research, development and engineering, 679 in sales and marketing including services and supporting functions, 34 in management and administration and 83 in operations. Out of our employees, 330 were based in Israel, 63 were based in the United States, 242 were based in EMEA (not including Israel), 168 were based in Latin America and 253 were based in Asia Pacific (including India).

In addition, as of December 31, 2024, we employed 400 Services Contractors, mainly supporting the projects we have won in the regions. Most of the costs of these employees were included in the cost of revenues in our financial statement.

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

E.            Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of March 4, 2025. The percentage of outstanding ordinary shares is based on 88,839,079 ordinary shares outstanding as of March 4, 2025, that consists, for the purpose of the below calculation and presentation, ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of March 25, 2025.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares Beneficially Owned	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
All directors and senior management as a group consisting of 19 people (3)	989,405	1.10	984,405	$1.68 – 4.22	549,694

(1)	Consists of 5,000 ordinary shares and 984,405 options to purchase ordinary shares which are vested or shall become vested within 60 days of March 25, 2025.

(2)
Each stock option is exercisable into one ordinary share and expires 6 years from the date of its grant. Of the number of stock options listed 984,405 options are vested or shall become vested within 60 days of March 25, 2025 for senior management as a group. 23,591 RSUs are expected to vest within 60 days of March 25, 2025.

(3)
Each of the directors and senior management beneficially owns less than 1% of the outstanding ordinary shares as of March 25, 2025 (including options held by each such person and which are vested or shall become vested within 60 days of March 25, 2025) and have therefore not been separately listed.

Equity Plans

Our previous Amended and Restated Share Option and RSU Plan (the “Share Option and RSU Plan”), expired pursuant to its terms on December 31, 2024, following which no additional grants may be made and any outstanding grants continue to be governed by the terms of such plan. During 2024, our Compensation Committee and our Board adopted the Company’s 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”; the Share Option and RSU Plan and the 2024 Equity Incentive Plan shall be collectively referred to as our “Equity Plans”), and at the 2024 AGM, our shareholders approved the 2024 Equity Incentive Plan.

The 2024 Equity Incentive Plan has been approved by the Israeli Tax Authority as required by applicable law and as an Incentive Stock Option “qualified plan” as defined by U.S. tax law. The 2024 Equity Incentive Plan is designed to grant options to our employees, directors, consultants and contractors, in Israel and worldwide, and is administered by our Compensation Committee. Generally, options granted under the 2024 Equity Incentive Plan expire six years from the date of grant, unless otherwise approved by the administrator.

In addition, under our Equity Plans, in the event of a sale of all, or substantially all, of our Ordinary Shares or assets, a merger, consolidation amalgamation, reorganization or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then without the consent of the grantee or prior notice requirement, the administrator may make certain determinations as to the treatment of outstanding awards. Under our Equity Plans, in the event that all or substantially all of the issued and outstanding share capital of the Company shall be sold, each grantee shall be obligated to participate in the sale and to sell his/her equity awards at the price equal to that of any other share sold.

Amendment of our Equity Incentive Plans

Subject to applicable law, our Board of Directors may amend the Equity Plans, provided that any action by our Board of Directors which will alter or impair the rights or obligations of an option or RSU holder requires the prior consent of that option/RSU holder. Shareholder approval of any amendment to the 2024 Equity Incentive Plan will be obtained to the extent necessary to comply with applicable law or the extent that the Board determines that shareholder approval is appropriate and advisable. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2024 Equity Incentive Plan, including any award agreement, to the extent necessary to ensure compliance with Section 424 of the Code and Section 409A of the United States Internal Revenue Code of 1986, as amended.

The following tables present information regarding options and RSU grants under the Equity Plans. All additional options and RSUs from former plans have expired as of December 31, 2024.

Number of securities to be issued upon exercise or vesting of outstanding Options or RSUs	Weighted-average exercise price of outstanding options
6,446,328(1)	$2.52

(1)	Total of 2,723,042 relates to RSUs outstanding and 3,723,286 relates to options outstanding, under all the Equity Plans.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Equity Plans) among directors and employees of the Company as of December 31, 2024:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management consisting of 16 people	2,399,195	1,566,751

All other grantees	4,074,133	3,347,427

F.             Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of March 25, 2025 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares (2)
Joseph D. Samberg (3)	9,430,000	10.6%

(1)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of March 25, 2025.

(2)	Based on 88,839,079 ordinary shares outstanding as of March 4, 2025, excluding options to purchase ordinary shares which are vested or shall become vested within 60 days of March 25, 2025.

(3)
This information is derived from a Schedule 13D/A filed with the SEC on February 27, 2025. The Ordinary Shares are beneficially owned directly or indirectly by Joseph D. Samberg through the Joseph D. Samberg Revocable Trust (the “Revocable Trust”), of which Mr. Samberg serves as trustee, and entities controlled by Mr. Samberg (the “Trusts”). Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Trusts. Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

As of March 25, 2025, approximately 99.98% of our ordinary shares were registered for trade and held in the United States and there were 32 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.7% of our outstanding ordinary shares as of said date).

Related Party Transactions

Zohar Zisapel, the late Chairman of our Board of Directors and a principal shareholder of our company, passed away in May 2023. Mr. Zisapel, Yehuda Zisapel (who passed away in March 2024), and Ms. Nava Zisapel, had shared voting and dispositive power with respect to the ordinary shares held by RAD Data Communications Ltd. Since May 2023, the entities of the RAD-BYNET group are no longer considered related parties to Ceragon.

The Company’s Related Party Policy provides, among other things, that the board of directors may, from time to time, set criteria for routine/insignificant transactions which are not an extraordinary transaction. A proposed transaction that shall satisfy the criteria for routine/insignificant transactions, shall be deemed as classified as an ordinary transaction by the corporate audit committee and as pre-approved by the board. As

Any transaction and arrangement with entities in which our office holders may have a personal interest will require approval by our Corporate Audit Committee, our Board of Directors and, if applicable, our shareholders.

Supply Arrangement

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The annual financial statements required by this Item are found at the end of this annual report, beginning on Page F-1.

Export Sales

In 2024, our sales to end users located outside of Israel amounted to $389.0 million, or 98.7% of our $394.2 million revenues for this year.

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

During the hearing, the Supreme Court acknowledged the company's contentions. It clarified that the extensive disclosure mandated by the district Court exceeded the necessary requirements in accordance with the law, and suggested that the plaintiff negotiate agreements with the company. Following discussions both outside the courtroom and before the Honorable Judge, partial agreements were reached. These agreements outline the documents the company will provide to the plaintiff. Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the district Court's decision. The plaintiff, in turn, waived certain demands entirely and significantly narrowed others. For the limited remaining requirements, it was established that the company would convey its position on transferring the requested documents to the plaintiff in the reduced format proposed during the hearing. It was also decided that if no agreements are reached concerning these documents, the Court will make a decision on the matter.

On March 26, 2024, the Company provided the plaintiff with the required documents, in accordance with the agreements between the parties.

On March 12, 2024, following the submission of pleadings by the parties, the Supreme Court reduced the amount of expenses imposed by the district Court against the Company in its decision dated October 1, 2023, since the appeal resulted in a reduction in the extent of disclosure initially determined by the district Court.

On April 2024, the parties have agreed to refer the dispute to a mediation procedure before the esteemed retired judge, Dr. Avi Zamir. To date, two mediation meetings have been held.

On January 30, 2025, the parties filed an update with the Court, indicating that, as part of the mediation process, they have reached preliminary understandings. As a result, the Court was requested to grant the parties an additional 60-day period to allow them to finalize a settlement agreement, which will then be submitted for the Court’s approval.  On February 2, 2025, the Court approved the parties' request. Given the above, the mediation process is still ongoing.

Although the parties have not yet reached a conclusive and binding settlement agreement, nor has the settlement agreement been submitted for Court approval (or approved by the Court), the Company estimates, based on its external legal counsel and all facts and circumstances, that the maximum potential loss under the settlement agreement will not exceed approximately 1.162 million USD and a provision for this amount was recorded on the balance sheet as of December 31, 2024.

 Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd, with respect to the lease agreement signed between the parties on April 11, 2019 (the “Lease Agreement”), under which the Company leases its offices and labs in Rosh Haayin.

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

On June 27, 2023, a mediation meeting took place between the parties. After extensive meetings and negotiations between the parties, on September 22, 2024, the mediator announced that the mediation between the parties had failed. On July 15, 2024, during the first pre-trial, the judge made another attempt to mediate the dispute between the parties, but without success. Consequently, the court scheduled deposition dates and set another pre-trial for March 5, 2024.

On December 1, 2024, Ceragon submitted its affidavits. Following the submission of the affidavits, the parties resumed the mediation process.

Based on our external legal counsel and all facts and circumstances, the amount of loss cannot be reasonably estimated because of the preliminary stage of the lawsuit.

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

On May 28, 2024, the Company announced that it has reached a settlement agreement with the customer to collect a debt of $12.0 million and terminate the arbitration proceeding against the Company and its subsidiary. Said settlement agreement includes a waiver by the customer of all its claims against the Company and its subsidiaries. During 2024, the Company collected $9.1 million from the customer and is actively working to collect the remaining balance of the debt in accordance with the settlement agreement.

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

ITEM 10.        ADDITIONAL INFORMATION

Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 51-235244-4. Our purpose as set forth in article 1 to our Articles of Association is to engage, directly or indirectly, in any lawful undertaking or business whatsoever. A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F. Exhibit 2.1 sets forth a description of our ordinary shares and certain provisions of our Articles of Association which are summaries and are qualified in their entirety by reference to the full text of our Articles of Association.

Material Contracts

For a description of our Credit Facility dated as of March 14, 2013 and signed by and between the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd., as amended from time, inter alia in 2023 to supplement Bank Mizrahi-Tefahot Ltd., see Item 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources”. The summary provided is not complete and is qualified in its entirety by reference to the English summary of the material terms of such agreement including its amendments, which are filed as exhibits to this Annual Report on Form 20-F and incorporated herein by reference.

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

General Corporate Tax Structure in Israel

The corporate tax rate in 2024 is 23%.

However, the effective tax rate payable by a company that derives income from an approved enterprise, or preferred enterprise as discussed further below, may be considerably lower. See “The Investment Law” below.

The Investments Law

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

In 2024, Israel announced its intention to implement a minimum corporate tax rate of 15% on multinational corporations, aligning with the OECD's Base Erosion and Profit Shifting (BEPS) initiative. This measure, targeting companies with annual revenues exceeding €750 million, is scheduled to take effect in 2026 and will determine the reduction in the beneficial corporate tax rate mentioned above.

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

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 (in 2016) (hereinafter: “Added Tax”). Effective January 1, 2017, the Added Tax rate has increased to 3% and the taxable income for 2024 threshold was reduced to NIS 640,000 (amount is linked to the annual change in the Israeli consumer price index and was NIS 698,280 in 2024).

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2024, U.S. Holders who acquired our ordinary shares in 2024 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. Holder if we were to be classified as a PFIC in 2024 or any previous taxable year are complex. A U.S. Holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. On December 31, 2024, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $6.1 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $7.4 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2024, we had outstanding forward like contracts in the amount of $21.2 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of December 31, 2024 are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024, in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Ms. Makov and Messrs. Liran, Hadar, Rosen and Ripstein qualifies as an audit committee financial expert and is an independent director under the Nasdaq Rules and regulations of the SEC.

ITEM 16B.       CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the CEO, chief financial officer and controller. In October 2008, we amended our Code of Ethics in order to update it and expand its applicability to additional senior officers. In December 2009, we combined the Code of Ethics together with certain Standards of Business Conduct to strengthen the Company’s Ethics and Compliance Program. In October 2014, and again in December 2016, we amended and expanded the Company’s Ethics and Compliance Program, in order to strengthen certain provisions thereunder. In 2024 we further amended the Company’s Ethics and Compliance Program and expanded the applicability of the Code of Ethics to all employees of the Company. A copy of the Company’s updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002 (Telephone no. +972-3-543-1000) (e-mail: ir@ceragon.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, A member of EY Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2024		2023
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$667,524	84%	$742,500	88%
Audit-Related Fees (2)	$7,500	1%	$26,000	3%
Tax Fees (3)	$119,203	15%	$79,400	9%
Total	$794,227	100%	$847,900	100%

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees principally relates to assistance with audit services and consultation

(3)	Tax fees relate to tax compliance, planning and advice

Policies and Procedures

Our Financial Audit Committee is in charge of a policy and procedures for pre-approval of audit and non-audit services rendered by our independent auditors. The policy requires the Financial Audit Committee’s pre-approval of the scope of the engagement of our independent auditor. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

All of the fees listed in the table above were pre-approved by our Board of Directors, at the recommendation of our Financial Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our ordinary shares made by or on behalf of the Company or any “affiliated purchaser” during the year ended December 31, 2024.

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

-
Annual General Meetings of Shareholders: We have opted out of the requirement for conducting annual meetings as set forth in Nasdaq Rule 5620(a), which requires Ceragon to hold its annual meetings of shareholders within twelve months of the end of its fiscal year end. Instead, Ceragon is following home country practice and law in this respect. The Companies Law requires that an annual meeting of shareholders be held every year, and not later than 15 months following the last annual meeting (see in Item 10.B above – “Additional Information – Voting, Shareholders’ Meetings and Resolutions”).

-
Quorum at General Meetings of Shareholders: As a result of the amendment of our Articles of Association in the 2024 AGM, we follow the requirement set under Rule 5620(c) of the Nasdaq Rules which requires the presence of two or more shareholders holding at least 33 1/3% to establish a quorum for any shareholders meeting.

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

Not Applicable.

Item 16J.          INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy which contains insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NASDAQ listing standards applicable to the Company. The Company’s Insider Trading Policy is attached as Exhibit 11.1 to this Annual Report.

Item 16K.          CYBERSECURITY

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

Under the leadership of our Chief Information Officer (CIO), Vice President of Information Technology (VP IT) and Chief Information Security Officer (CISO), our cybersecurity risk management program is guided by experienced professionals. Our CIO has over 20 years of global IT leadership experience, integrating risk-aware technologies, advancing digital transformation, and supporting regulatory compliance.  Our VP IT brings 20 years of experience in managing IT infrastructure and security operations, ensuring compliance with industry standards and best practices. Our CISO has 18 years of specialized cybersecurity expertise, leading the development and implementation of security frameworks, risk management strategies, and incident response plans. As part of our proactive approach to cybersecurity, we conduct daily, quarterly, and annual forums designed to address and manage cybersecurity threats. These forums serve as platforms for cross-functional collaboration and decision-making, integrating cybersecurity considerations into our corporate governance framework.

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

In alignment with our dedication to cybersecurity excellence, we conduct thorough reviews of prevailing cybersecurity standards that underscore our commitment to maintaining a secure and trustworthy digital environment. As part of our cybersecurity risk management efforts, we engage independent third-party consultants and auditors to enhance our security posture. These experts play a key role in identifying and mitigating risks through comprehensive assessments. Each year, they conduct an ISO 27001 compliance audit, along with one to two additional security audits and one to two penetration tests on our critical assets. These evaluations help us proactively address vulnerabilities, strengthen resilience against emerging threats.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-48 hereof.

ITEM 19.          EXHIBITS

1.1	Articles of Association of Ceragon Networks Ltd.

2.1	Description of Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012)

4.2
Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 99.3 in the Company’s Report on Form 6-K filed on November 19, 2013)

4.3
Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014)

4.4
Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014)

4.5
Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.6
Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016)

4.7
Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016)

4.8
Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.9
Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.10
Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019)

4.11
Amendment No. 10, executed on June 25, 2020, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

4.12
Amendment No. 11, executed on May 3, 2021, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.13
Amendment No. 12, executed on June 30, 2021, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.14
Amendment No. 13, executed on January 2, 2022, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.15
Amendment No. 14, executed on June 26, 2022, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.16
Amendment No. 15, executed on June 30, 2022, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.17
Amendment No. 16, executed on June 26, 2023, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.18
Amendment No. 17, executed on December 4, 2023, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.19	Amendment No. 18, executed on June 27, 2024, to the Credit Facility (English summary of the material terms)

4.20	Amended and Restated Share Option and RSU Plan, as amended August 10, 2014 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014)

4.21
Ceragon Networks Ltd. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8, filed with the Commission on August 6, 2024) (File No. 333-281275)

4.22	Lease agreement New Facilities at Rosh Ha’Ain, including its amendments (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

11.1	Insider Trading Policy

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1
Ceragon Networks Ltd Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

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

CERAGON NETWORKS LTD.

By:	/s/ Doron Arazi.
Name:	Doron Arazi
Title:	Chief Executive Officer

Date: March 25, 2025

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and subsidiaries (the Company) as of December 31, 2024, and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Inventory Reserve Valuation
Description of the Matter
As of December 31, 2024, the Company had $ 59.7 million of inventory. As disclosed in Note 2 to the consolidated financial statements, the Company states inventories at the lower of cost or net realizable value. In connection with this policy, the Company periodically reviews inventory quantities on hand and records a reserve for obsolescence, excess quantities and slow-moving inventory based on historical and projected sales volume. The Company’s evaluation of inventory reserve includes management's analysis of inventory aging, future sales forecasts and market conditions.

Auditing management’s estimate of obsolescence, excess quantities and slow-moving inventory reserve was complex and required significant judgment due to estimation uncertainty in the significant assumptions such as the future salability of the inventory, assessment by inventory age and market demand for the Company's products.

How we Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s process to determine the valuation of the Company’s inventory reserve. This included management’s assessment of the significant assumptions and data underlying the inventory reserve valuation.

Our substantive audit procedures included, among others, evaluating the significant assumptions used and testing the accuracy and completeness of the underlying data that management used to estimate the inventory reserve value. We performed inquiries of appropriate non-financial personnel including operational employees, regarding the inventory reserve items and other factors to corroborate management's assertions regarding qualitative judgments about obsolescence, excess quantities and slow-moving inventory.

We compared the cost of on-hand inventories to customer demand forecasts and historical sales and evaluated adjustments to sales forecasts for specific product considerations such as technological changes or alternative uses. We also assessed the historical accuracy of management estimates by comparing the forecasted sales to actual utilization of inventory

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2002
Tel-Aviv, Israel
March 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Report

We have audited Ceragon Networks Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ceragon Networks Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024, and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 25, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 25, 2025

Ceragon Networks Ltd. and Subsidiaries

Consolidated Balance Sheets as of December 31

		2024	2023
	Note	$ thousands	$ thousands

Assets

Current assets:
Cash and cash equivalents		35,311	28,237
Trade receivables, net of allowance for credit losses of $13,796
and $24,602 at December 31, 2024 and 2023, respectively	11	149,619	104,321
Inventories	5	59,693	68,811
Other accounts receivable and prepaid expenses	4	16,415	16,571

Total current assets		261,038	217,940

Non-current assets:

Severance pay and pension fund		4,915	4,985
Property and equipment, net	6	36,764	30,659
Operating lease right-of-use assets	14	16,702	18,837
Intangible assets, net	7	16,791	16,401
Goodwill		7,749	7,749
Other non-current assets		1,037	1,954

Total non-current assets		83,958	80,585

Total assets		344,996	298,525

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Balance Sheets as of December 31

		2024	2023
	Note	$ thousands	$ thousands

Liabilities and shareholders’ equity

Current Liabilities:

Trade payables		91,157	67,032
Deferred revenues	17	2,573	5,507
Short-term loans	9	25,200	32,600
Operating lease liabilities	14	2,971	3,889
Other accounts payable and accrued expenses	8	29,547	23,925

Total current liabilities		151,448	132,953

Non-current liabilities:
Accrued severance pay and pensions		8,359	9,399
Deferred revenues	17	-	670
Operating lease liabilities	14	12,936	13,716
Other long-term payables		5,928	7,768

Total non-current liabilities		27,223	31,553

Commitments and contingent liabilities	13

Shareholders’ Equity:	15
Share capital -
Ordinary shares of NIS 0.01 par value – Authorized: 240,000,000 and 120,000,000 shares on December 31, 2024 and 2023 respectively; Issued: 91,874,448 and 88,899,844 shares on December 31, 2024 and 2023, respectively; Outstanding: 88,392,925 and 85,418,321 shares on December 31, 2024 and 2023, respectively		232	224
Additional paid-in capital		447,369	437,161
Treasury shares at cost – 3,481,523 ordinary shares on December 31, 2024 and 2023		(20,091)	(20,091)
Accumulated other comprehensive loss		(10,060)	(8,087)
Accumulated deficit		(251,125)	(275,188)

Total shareholders' equity		166,325	134,019

Total liabilities and shareholders' equity		344,996	298,525

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Operations

		Year ended December 31,
		2024	2023	2022
	Note	$ thousands	$ thousands	$ thousands

Revenues	18	394,190	347,179	295,173
Cost of revenues		257,339	227,310	202,110

Gross profit		136,851	119,869	93,063

Operating expenses:
Research and development, net		34,951	32,274	29,690
Sales and marketing		44,717	40,577	35,795
General and administrative		14,220	23,793	34,295
Restructuring and related charges		1,416	897	-
Acquisition and integration-related charges	3b	1,660	1,118	-
Other operating expenses	1c	1,160	-	4,220

Total operating expenses		98,124	98,659	104,000

Operating income (loss)		38,727	21,210	(10,937)
Financial and other expenses, net	19	11,474	8,468	6,306

Income (loss) before taxes on income		27,253	12,742	(17,243)

Taxes on income	16c	3,190	6,522	2,446

Net income (loss)		24,063	6,220	(19,689)

Net income (loss) per share:

Basic net income (loss) per share		$0.28	$0.07	$(0.23)

Weighted average number of ordinary shares used in computing basic net income (loss) per share		86,191,178	84,617,774	84,132,982

Diluted net income (loss) per share		$0.27	$0.07	$(0.23)

Weighted average number of ordinary shares used in computing diluted net income (loss) per share		88,460,001	85,482,626	84,132,982

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Net income (loss)	24,063	6,220	(19,689)
Other comprehensive income (loss):

Change in foreign currency translation adjustment	(1,459)	878	353

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) during the period	6	(1,418)	(4,057)
Losses (gains) reclassified into net income (loss)	(520)	3,609	2,055
Net change	(514)	2,191	(2,002)

Other comprehensive income (loss)	(1,973)	3,069	(1,649)

Comprehensive income (loss)	22,090	9,289	(21,338)

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Balance as of January 1, 2022	83,931,596	224		428,244	(20,091)	(9,507)	(261,719)	137,151

Exercise of options and vesting of RSUs	422,085	*	)	410	-	-	-	410
Share-based compensation	-	-		3,560	-	-	-	3,560
Other comprehensive loss, net	-	-		-	-	(1,649)	-	(1,649)
Net loss	-	-		-	-	-	(19,689)	(19,689)

Balance as of December 31, 2022	84,353,681	224		432,214	(20,091)	(11,156)	(281,408)	119,783

Exercise of options and vesting of RSUs	559,738	*	)	39	-	-	-	39
Share-based compensation	-	-		3,964	-	-	-	3,964
Shares issued as consideration in connection with the acquisition of Siklu Communication Ltd.	504,902	*	)	944	-	-	-	944
Other comprehensive income, net	-	-		-	-	3,069	-	3,069
Net income	-	-		-	-	-	6,220	6,220

Balance as of December 31, 2023	85,418,321	224		437,161	(20,091)	(8,087)	(275,188)	134,019

Exercise of options and vesting of RSUs	2,974,604	8		5,910	-	-	-	5,918
Share-based compensation	-	-		4,298	-	-	-	4,298
Other comprehensive loss, net	-	-		-	-	(1,973)	-	(1,973)
Net income	-	-		-	-	-	24,063	24,063

Balance as of December 31, 2024	88,392,925	232		447,369	(20,091)	(10,060)	(251,125)	166,325

*) Represent an amount lower than $1 thousand
The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Cash flows from operating activities:
Net income (loss)	24,063	6,220	(19,689)
Adjustments required to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	12,112	9,967	11,040
Loss from sale of property and equipment, net	207	61	20
Share-based compensation expense	4,298	3,964	3,560
Decrease in accrued severance pay and pensions, net	(970)	(267)	(445)
Decrease (increase) in trade receivables, net	(46,224)	(2,370)	18,428
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	1,344	16,994	(345)
Decrease (increase) in inventories	7,606	6,303	(11,155)
Decrease in operating lease right-of-use assets	4,632	3,781	3,571
Increase (decrease) in trade payables	23,032	(1,847)	(2,018)
Increase (decrease) in deferred revenues	(3,604)	(9,562)	2,229
Decrease in operating lease liability	(4,196)	(4,034)	(5,937)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	3,898	1,677	(4,154)

Net cash provided by (used in) operating activities	26,198	30,887	(4,895)

Cash flows from investing activities:
Purchase of property and equipment	(14,581)	(9,955)	(10,464)
Software development costs capitalized	(1,883)	(2,944)	(1,957)
Payments made in connection with business acquisitions, net of acquired cash	-	(7,971)	-

Net cash used in investing activities	(16,464)	(20,870)	(12,421)

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Cash flows from financing activities:

Proceeds from exercise of stock options	5,878	39	410
Proceeds from (repayments of) bank credits and loans, net	(7,400)	(4,900)	22,700

Net cash provided by (used in) financing activities	(1,522)	(4,861)	23,110

Effect of exchange rate changes on cash and cash equivalents	(1,138)	133	75

Increase in cash and cash equivalents	7,074	5,289	5,869

Cash and cash equivalents at the beginning of the year	28,237	22,948	17,079

Cash and cash equivalents at the end of the year	35,311	28,237	22,948

Supplemental disclosure of non - cash investing activities:

Fair value of ordinary shares issued and contingent holdback obligations to selling shareholders provided as consideration for business combination	-	2,561	-

Supplemental disclosure of cash flow information:

Cash paid for income taxes, net	1,127	2,839	1,871

Cash paid for interest on bank loans and factoring fees	4,682	6,040	3,456

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

B.
On December 4, 2023, the Company completed a series of definitive agreements with Siklu Communication Ltd. (“Siklu”) and Siklu Inc. (the “Seller”), referred to as the “Siklu Acquisition”. In the framework of the Siklu Acquisition, the Company acquired all of the outstanding shares of Siklu and the assets and business activities of the Seller. Siklu is a privately held Israeli-based company which is a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. See also note 3.

C.	1.	In January 2015, the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. See Note 13D.1. Expenses of $1,160 thousand related to the provision for the settlement of the class action were presented in 2024 as part of other operating expenses in the Company's consolidated financial statements.

2.
During 2022, Aviat Networks Inc a competitor of the Company has launched a hostile takeover attempt against the Company, after purchasing more than 5% of the Company outstanding shares. Total expenses associated with the hostile takeover amounted to $4,220 thousand for the year ended December 31, 2022, and were presented as part of the other operating expenses in the Company's consolidated financial statements.

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

On an ongoing basis, the Company's management evaluates estimates, including those related to the fair value of acquired intangible assets and goodwill and the useful life of intangible assets, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision, incremental borrowing rate (IBR) used for lease liabilities measurement, and allowance for credit loss. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of operations in financial and other expenses, net (see note 19).

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

E.          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term unrestricted, highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition.

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

The Company capitalizes development costs incurred during the application development stage that are related to internal use technology that supports its cloud services. Under ASC 350-40, internal-use software is included in property and equipment, net in the consolidated balance sheets, under “Computers, manufacturing and peripheral equipment”. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Costs incurred in the process of software production are charged to expenses as incurred.

H.          Leases

The Company has operating leases for corporate offices and cars. Operating leases are reported separately in the Company's consolidated balance sheets on December 31, 2024 and 2023. The Company has no finance leases as of December 31, 2024 or 2023.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

H.          Leases (cont’d)

Lease contracts may contain variable lease costs, such as common area maintenance and utilities, that vary over the term of the contract. Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted unless the liability is reassessed for other reasons. Lease liabilities are measured using the Company’s estimated incremental borrowing rate (“IBR”), based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments in economic environments where the leased asset is located. Variable lease costs are not included in minimum fixed lease payments and, as a result, are excluded from the measurement of the right-of-use assets and lease liabilities. The Company expenses all variable lease costs as incurred. The Company combines its lease payments and fixed payments for non-lease components and accounts for them together as a single lease component.

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

The Company operates in one operating segment, and this segment is the only reporting unit. The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.

During the year 2024 and 2023, no goodwill impairment losses have been identified.

L.          Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the years 2024, 2023 and 2022, no impairment losses have been recognized.

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

M.         Income taxes (cont’d)

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

The Company determines that it has a contract with a customer when each of the parties has an identifiable right with regards to the products or services that should be transferred, payment terms, and customer’s ability and intention to pay, as long as contract’s commercial substance. A master sale agreement under which a customer places purchase orders to obtain goods or services does not itself constitute a contract with a customer, as it usually does not create an enforceable right and obligations for the parties. The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer.

For each contract, the Company considers the promise to transfer tangible products, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates, amounts collected on behalf of other third parties, indirect taxes or other adjustments, to determine the net consideration that the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, which is the price at which the Company would sell a promised good or service separately to a customer. Standalone selling prices for the Company’s products and services are generally not observable, and consequently the Company uses the expected cost plus a margin method to determine a standalone selling price. Revenue from tangible products is recognized at a point in time when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied).

Revenues from customer support and extended warranty are recognized ratably over the contract period, and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

N.          Revenue recognition (cont’d)

The Company elected to use the practical expedient and recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that the Company otherwise would have recognized is one year or less. Additionally, the Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component.

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2024, 2023 and 2022 in the amounts of $(631) thousand, $(293) thousand and $290 thousand respectively. As of December 31, 2024 and 2023, the warranty provision was $2,325 thousand and $1,694 thousand respectively.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Q.          Derivative instruments (cont’d)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings (see also note 2w). For derivative instruments that don’t meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial and other expenses, net” in each reporting period.

The Company's cash flow hedging program is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency of salary. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts.

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

S.          Transfers of financial assets

ASC 860 "Transfers and Servicing", ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a true sale. The transfers of financial assets are typically performed by the factoring of receivables to four financial institutions.

As of December 31, 2024, and 2023, the Company sold trade receivables to several different financial institutions in a total net amount of $30,346 thousand and $30,902 thousand, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2024, 2023 and 2022, the Company recorded amounts of $1,612 thousand, $2,038 thousand, and $1,262 thousand, respectively, as financial expense related to its factoring arrangements.

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

As of December 2024, and 2023, accrued severance pay amounted to $6,661 thousand and $7,422 thousand, respectively. Severance expenses for the years ended December 31, 2024, 2023 and 2022, amounted to approximately $2,074 thousand, $3,449 thousand, and $2,859 thousand, respectively.

The Company accounts for its obligations for pension and other postretirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 12.

U.          Accounting for Share-based compensation

ASC topic 718, "Compensation - Stock Compensation", ("ASC 718"), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following assumptions for 2024, 2023 and 2022:

	December 31,
	2024	2023	2022

Dividend yield	0%	0%	0%
Volatility	42% - 61%	41% - 63%	47% - 73%
Risk-free interest	4.3% - 4.4%	4.1% - 5.5%	2.1% - 4.1%
Early exercise multiple	1.70	2.10	2.20

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

U.          Accounting for Share-based compensation (cont’d)

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

W.         Comprehensive income (loss)

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

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	$ thousands	$ thousands	$ thousands

Balance as of January 1, 2024	920	(9,007)	(8,087)
Other comprehensive income (loss) before
reclassifications	6	(1,459)	(1,453)
Amounts reclassified from AOCI	(520)	-	(520)
Other comprehensive income	(514)	(1,459)	(1,973)

Balance as of December 31, 2024	406	(10,466)	(10,060)

The effects on net loss of amounts reclassified from AOCI for the year ended December 31, 2024 derived from realized losses on cash flow hedges, included in cost of sales and operating expenses.

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

The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 2,364,143 5,164,222 and 5,599,666 for the years ended December 31, 2024, 2023 and 2022, respectively.

Z.          Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The Company adopted this guidance for its annual period beginning January 1, 2024. See Note 18 “Segments, Customers and Geographic Information” for further information.

AA.       Recently Issued But Not Yet Adopted Accounting Standards

1.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of the ASU on its financial statement disclosures.

2.
In November 2024, the FASB issued ASU  2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the ASU on its financial statement disclosures.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Acquisitions

A.          Siklu

On December 4, 2023, the Company completed the Siklu Acquisition. See also note 1B.

As consideration for the Siklu Acquisition, the Company issued to the Seller 504,902 ordinary shares of the Company with a fair value of $944 thousand (the "Share Consideration") and paid $8,341 thousand of cash to repay Siklu's outstanding debt, including both principal and interest. In addition, the Company accounted for $1,617 thousand for additional consideration of up to 735,294 ordinary shares of the Company or cash, in certain circumstances, which will be released from holdback and issued to the Seller in 18 months following the indemnity release date as defined in the Siklu Acquisition agreement (the "Holdback Consideration"). The Holdback Consideration is classified by the Company as a liability that is marked to market each reporting period. As of December 31, 2023, the Company recorded an adjustment to the fair value of its Holdback Consideration of $110 thousand in Financial and other expenses, net.

The Siklu Acquisition has been accounted for as a business combination, and the financial results of Siklu have been included in the Company's consolidated financial statements for the period subsequent to the Siklu Acquisition.

A summary of the allocation of the purchase consideration for Siklu is as follows (in thousands):

	Amortization Period	Amount
	years	$ thousands

Repayment of Siklu's outstanding debt obligations		8,341
Share Consideration		944
Holdback Consideration		1,617
Fair value of total consideration		10,902
Fair value of assets acquired and liabilities assumed:

Current assets (including cash and cash equivalents of $370 thousand)		5,732
Non-current assets		2,047
Trademark	2	440
Customer Relationships	2-5	1,209
Technology	2-6	3,638
Goodwill		7,749
Other current liabilities		(6,694)
Long-term liabilities		(3,219)
		10,902

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Acquisitions (cont'd)

A.          Siklu (cont'd)

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

The components of Acquisition- and integration-related expenses incurred in the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands
Acquisition-related professional and services fees	284	720	-
Integration-related expenses	1,376	398	-

Total acquisition- and integration-related expense	1,660	1,118	-

Note 4 - Other Accounts Receivable and Prepaid Expenses

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands
Government authorities	5,355	6,263
Deferred charges and prepaid expenses	4,624	5,158
Deposits receivable	3,436	2,750
Advances to suppliers	1,626	963
Other	1,374	1,437

	16,415	16,571

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Inventories

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands

Raw materials	28,549	33,790
Work in progress	697	486
Finished products	30,447	34,535

	59,693	68,811

During the years ended December 31, 2024, 2023 and 2022, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $3,939 thousand, $7,731 thousand and $1,980 thousand, respectively that have been included in Cost of revenues.

As of December 31, 2024, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $45,157 thousand. The commitments are due primarily within one year.

Note 6 - Property and Equipment, Net

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands
Cost
Computers, manufacturing, peripheral
equipment	172,342	157,528
Office furniture and equipment	3,214	2,754
Leasehold improvements	2,582	1,949

	178,138	162,231
Accumulated depreciation
Computers, manufacturing, peripheral equipment	137,658	128,206
Office furniture and equipment	2,081	1,942
Leasehold improvements	1,635	1,424

	141,374	131,572

Depreciated cost	36,764	30,659

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were $10,336 thousand, $9,335 thousand, and $10,620 thousand respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2024, 2023 and 2022 amounted to $1,819 thousand, $1,499 thousand, and $586 thousand, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Intangible Assets, Net

Intangible Assets:

	Useful	December 31,	December 31,
	Life	2024	2023
		$ thousands	$ thousands

Original amounts:
Software development costs	5 – 10	15,263	13,096
Core technology	2 – 6	3,638	3,638
Customer relationship	2 – 5	1,209	1,209
Trademark	2	440	440

		20,550	18,383

Accumulated amortization:
Software development costs		2,441	1,889
Core technology		813	57
Customer relationship		268	19
Trademark		237	17

		3,759	1,982

Other Intangible assets, net:
Software development costs		12,822	11,207
Core technology		2,825	3,581
Customer relationship		941	1,190
Trademark		203	423

Other Intangible assets, net:		16,791	16,401

The following table represents the expected amortization in future periods, as of December 31, 2024:

$ thousands
2025	1,726
2026	2,161
2027	2,186
2028	2,046
2029	1,670
2030 and thereafter	7,002
Total expected amortization	16,791

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $1,776 thousand $632 thousand and $420 thousand respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Other Accounts Payable and Accrued Expenses

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands
Employees and payroll accruals	15,810	14,079
Holdback Liability	3,430	-
Government authorities	3,317	2,364
Accrued expenses	2,788	2,491
Provision for warranty costs	2,325	1,694
Advanced payments from customers	1,735	3,282
Other	142	15

	29,547	23,925

Note 9 - Short-term loans

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In December 2023, in connection with the acquisition of Siklu, the Company signed an amendment to the Credit Facility in which it obtained the approval of the syndication of banks to carry out Siklu's acquisition and added additional bank to the syndication agreement.

In June 2024, the Company signed an amendment to the Credit Facility in the frame of which the Credit Facility was extended by an additional 2 years till June 30, 2026. This amendment included a decrease of $5,000 thousand to the bank guarantees credit lines to $40,886 thousand.

As of December 31, 2024, the Company has utilized $25,200 thousand of the $77,000 thousand available under the Credit Facility for short-term loans. During 2024, the credit lines carried interest rates between 6.12% and 7.95%.

As of December 31, 2024, the total credit facilities for bank guarantees and for loans is $117,886 thousand.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2024 and 2023, the Company met all of its covenants.

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

The fair value of derivative contracts in the consolidated balance sheets on December 31, 2024, and December 31, 2023 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2024
	$ thousands	$ thousands

Derivatives designated as hedging instruments:
Currency forward contracts	508	(76)

Total derivatives	508	(76)

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2023
	$ thousands	$ thousands

Derivatives designated as hedging instruments:
Currency forward contracts	920	-

Total derivatives	920	-

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Derivative Instruments (cont’d)

The notional amounts for derivatives contracts were as follows:

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands

Derivatives designated as hedging instruments:
Currency forward contracts	21,248	19,482

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

The effect of total income (loss) from derivative contracts designated as cash flow hedges in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 was as follows:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Cost of revenues	(123)	(901)	(515)
Research and development, net	(215)	(1,544)	(939)
Sales and marketing	(76)	(443)	(215)
General and administrative	(106)	(721)	(386)
Financial and other expenses, net	-	(498)	(170)

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Credit Losses (cont’d)

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands
Balance, at beginning of period	24,602	22,410
Provision for expected credit losses	621	3,898
Balance added in business combination	-	259
Recoveries collected	(*) (9,613)	(1,084)
Amounts written off charged against the allowance and others	(1,814)	(881)

Balance, at end of period	13,796	24,602

(*) During 2024, the Company collected $9,064 thousand from South American customer, see Note 13D.3.

Note 12 - Pension Liabilities, Net

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2024, all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Pension Liabilities, Net (cont’d)

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2024 and 2023, and the statement of funds status as of December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,123	2,170
Interest cost	59	61
Expenses paid	(160)	(135)
Exchange rates differences	(187)	(78)
Actuarial (gain) loss	(22)	105

Projected benefit obligation at end of year	1,813	2,123

The assumptions used in the measurement of the Company's benefits obligations as of December 31, 2024 and 2023 are as follows:

	December 31,	December 31,
	2024	2023
Weighted-average assumptions
Discount rate	3.90%	3.10%
Rate of compensation increase	3.75%	3.25%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2024 net periodic benefit cost and the 2024 benefit obligation, the Company has used a discount rate of 3.90%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Pension Liabilities, Net (cont’d)

Benefit payments are expected to be paid as follows:

$ thousands

2025	115
2026	117
2027	123
2028	127
2029	132
2030 and thereafter	1,199

1,813

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

Interest cost and actuarial gain or losses are presented in financial and other expenses, net.

For the years ended December 31, 2024, 2023 and 2022, an actuarial gain of $22 thousand, and loss of $105 thousand, and $26 thousand, respectively, was recognized in Financial and other expenses, net.

Note 13 - Commitments and Contingent Liabilities

A.           Leases

See Note 14 “Leases” for lease-related commitments as of December 31, 2024.

B.           Liabilities for Royalty Payments to the IIA

During 2024, 2023 and 2022, Ceragon received several research and development grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, Ceragon is not obligated to pay royalties on sales of products based on technology or know-how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, Ceragon may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2024, 2023 and 2022 in the amount of $1,264 thousand, $542 thousand, and $460 thousand, respectively.

Prior to the Siklu Acquisition, Siklu had received research and development grants from the IIA. The Company assumed Siklu's contract with the IIA, which requires the Company to pay royalties to the IIA on sales of products based on technology or know-how developed from the grants. The royalties were calculated at the rates of 3% to 4% of the aggregated proceeds from the sale of such products. As of December 31, 2024, the Company's maximum possible future royalties commitment, including $2,721 thousand of unpaid royalties accrued, was $10,164 thousand, based on grants received from the IIA and not yet repaid.

C.           Charges and guarantees

As of December 31, 2024 and 2023, the Company provided guarantees in an aggregate amount of $18,555 thousand, and $26,686 thousand respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

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

On June 28th, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5th, 2022, following the court's decision, the parties filed a notice informing the court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

On November 3rd, 2022, the Defendants submitted their Statement of Defense, based on U.S law. On February 5th, 2023, the plaintiff submitted his response to the Defendants’ Statement of Defense.

On June 15th, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter, and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions.

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

On October 1, 2023, the court granted the plaintiff's motion for document discovery and ordered the company to produce all requested documents and to complete some of the answers to the questions included in the plaintiff questionnaire within 45 days. In making this decision, it was determined that, in addition to the documents already provided to the plaintiff, the company is required to disclose thousands of additional documents and document types. These materials, however, were deemed irrelevant and extended beyond the approved grounds for the class action request. The discovery and disclosure of such documents would impose a substantial burden on the company.

As a result, on December 31, 2023, the company sought permission to appeal the district court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the district court's decision and scheduled a hearing for January 25, 2024.

During the hearing, the Supreme Court, presided over by the Honorable Judge Grosskopf, acknowledged the company's contentions. It clarified that the extensive disclosure mandated by the district court exceeded the necessary requirements in accordance with the law and suggested that the plaintiff negotiate agreements with the company. These agreements are aimed at significantly reducing the scope of disclosure, particularly concerning the period for which documents and correspondence must be provided.

Following discussions both outside the courtroom and before the Honorable Judge, where the parties presented their arguments on each dispute demand, partial agreements were reached. These agreements outline the documents the company will provide to the plaintiff.

Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the district court's decision. The plaintiff, in turn, waived certain demands entirely and significantly narrowed others. For the limited remaining requirements, it was established that the company would convey its position on transferring the requested documents to the plaintiff in the reduced format proposed during the hearing. It was also decided that if no agreements are reached concerning these documents, the court will make a decision on the matter.

On March 26, 2024, the Company provided the plaintiff with the required documents, in accordance with the agreements between the parties.

On March 12, 2024, following the submission of pleadings by the parties, the Supreme Court reduced the amount of expenses imposed by the district court against the Company in its decision dated October 1, 2023, since the appeal resulted in a reduction in the extent of disclosure initially determined by the district court.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.           Litigations (cont’d)

1)           Class action claim (District Court of Tel Aviv - Economic Department) (cont’d)

On April 2024, the parties have agreed to refer the dispute to a mediation procedure before the esteemed retired judge, Dr. Avi Zamir. To date, two mediation meetings have been held.

On January 30, 2025, the parties filed an update with the court, indicating that, as part of the mediation process, they have reached preliminary understandings. As a result, the court was requested to grant the parties an additional 60-day period to allow them to finalize a settlement agreement, which will then be submitted to the court’s approval. On February 2, 2025, the court approved the parties' request. Given the above, the mediation process is still ongoing.

Although the parties have not yet reached a conclusive and binding settlement agreement, nor has the settlement agreement been submitted for court approval (or approved by the court), the company estimates, based on its external legal counsel and all facts and circumstances, that the probable loss under the settlement agreement will be approximately $1,160 thousand USD. Accordingly, a provision for this amount was recorded on the balance sheet as of December 31, 2024.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.           Litigations (cont’d)

2)           Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement (cont’d)

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

On January 12, 2023, the judge determined that he would make a final decision on the request when submitting the statement of defense.

On February 12, 2023, the Statement of Defense was filed on behalf of the Company.

On March 27, 2023, the judge ordered the consolidation of the hearings in the two lawsuits.

The parties agreed to refer the dispute in both claims to mediation before attorney Yitzhak Marciano. The first mediation meeting was held on May 8, 2023.

On June 27, 2023, a mediation meeting took place between the parties. After extensive meetings and negotiations between the parties, on September 22, 2024, the mediator announced that the mediation between the parties had failed.

On July 15, 2024, during the first pre-trial, the judge made another attempt to mediate the dispute between the parties, but without success. Consequently, the court scheduled deposition dates and set another pre-trial for March 5, 2024. The date of the pre-trial was rescheduled several times and is now scheduled for September 16, 2025.

On December 1, 2024, the Company submitted its affidavits. following the submission of the affidavits, the parties resumed the mediation process.

Based on its external legal counsel and all facts and circumstances, the amount of loss cannot be reasonably estimated because of the preliminary stage of the lawsuit.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.          Litigations (cont’d)

3)           Arbitration proceeding against Ceragon and one of its subsidiaries

On September 8, 2023, a request for arbitration against the Company and its subsidiary was submitted by a South American customer to an arbitration tribunal in that jurisdiction, alleging that the Company’s subsidiary breached a services agreement it entered with such customer and requesting to include the Company too in such arbitration process. This is the same customer of which the Company recorded a $12,290 thousand credit loss provision in 2022. In its request, the customer stated that its claims amount to $10,809 thousand, which is less than its outstanding debts to the Company.

On May 28, 2024, the Company announced that it has reached a settlement agreement with the customer to collect a debt of $12,000 thousand and terminate the arbitration proceeding against the Company and its subsidiary. Said settlement agreement includes a waiver by the customer of all its claims against the Company and its subsidiaries. During 2024, the Company collected $9,064 thousand from the customer and is actively working to collect the remaining balance of the debt in accordance with the settlement agreement.

We are not a party to any other material legal proceedings.

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

The components of lease expense and supplemental cash flow information related to leases for   the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands
Components of lease expense
Operating lease cost	4,298	4,014	4,428
Short-term lease cost	60	62	52
Variable lease cost	255	185	99
Total lease expenses	4,613	4,261	4,579

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 – Leases (cont’d)

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	3,950	3,913	4,497

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	2,471	3,503	1,300

Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2024

Weighted-average remaining operating lease term	6.09
Weighted-average discount rate of operating leases*	4.93%

* The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2024, were as follows:

$ thousands

2025	3,348
2026	3,045
2027	2,779
2028	2,638
2029	2,613
2030 and thereafter	3,924
Total undiscounted lease payments	18,347
Less: imputed interest	2,440

Present value of lease liability	15,907

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

B.          Stock options plans

1.
In 2003, the Company adopted a share option plan which has been extended or replaced from time to time. At December 2024, the plan that was in effect was the Amended and Restated Share Option and RSU Plan as amended on August 10, 2014 (the “Plan”). Under the Plan, options and RSUs were granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan was extended to expire on December 31, 2024 and then expired. In 2024, the Company adopted a new share option plan, the 2024 Equity Incentive Plan, to replace the Plan (the “New Plan”). Under the New Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire six years from the date of grant.

The Company has reserved sufficient authorized but unissued Shares for purposes of the Plan and the New Plan (together the “Plans”) subject to adjustments as provided in the Plans.

2.	The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2024:
	Year ended December 31, 2024
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
				$ thousands

Outstanding at beginning of year	5,625,482	2.71	3.66	300
Granted	1,047,103	2.72
Exercised	(2,088,940)	2.83
Forfeited or expired	(860,359)	3.24

Outstanding at end of the year	3,723,286	2.52	4.06	8,005

Options exercisable at end of the year	1,532,257	2.57	3.43	3,216

Vested and expected to vest	3,339,251	2.53	3.96	7,143

The weighted average fair value of options granted during 2024, 2023 and 2022 was $1.18, $1.02 and $1.32, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Shareholders' Equity (cont’d)

B.          Stock options plans (cont’d)

The intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $2,454 thousand, $6 thousand, and $117 thousand, respectively.

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2024:

	Year ended December 31, 2024
	Number of RSUs	Weighted average fair value

Unvested at beginning of year	2,622,195	2.42
Granted	1,188,827	2.55
Vested	(885,664)	2.54
Forfeited	(202,316)	2.43

Unvested at end of the year	2,723,042	2.43

As of December 31, 2024, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $3,893 thousand, which is expected to be recognized over a weighted average period of approximately one year.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the years ended December 31, 2024, 2023 and 2022, was comprised as follows:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Cost of revenues	495	482	587
Research and development, net	701	828	405
Sales and marketing	1,355	1,416	1,355
General and administrative	1,747	1,238	1,213

Total share-based compensation expenses	4,298	3,964	3,560

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

As of December 31, 2024, the 14 years have passed for the three Approved Enterprise programs.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to the tax at the regular tax rate.

The Company believes it will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to the 2005 Amendment.

In December 2016, the Knesset (the Israeli parliament) passed an additional amendment to the Law which provides for additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in Amendment 73) to 12% (the "Amendment"). This Amendment came into effect in May 2017 when the Minister of Finance promulgated the regulations for its implementation. The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company did not apply the Amendment. The Company may change its position in the future.

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

4.           Tax rates:

Taxable income of Israeli companies was subject to tax at the rate - of 23% in the years 2024, 2023 and 2022.

The effective tax rate payable by a company that is taxed under the Investment Law may be considerably lower (see also note 16.a2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company's tax assessments through the 2018 tax year are considered final.

B.           Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

C.           Tax Assessments:

In 2023 and 2024, the Company and two of its subsidiaries received tax assessments from local tax authorities in two territories in which they operate. The Company’s management believes it has adequately provided for the reasonably foreseeable outcome related to these assessments and is currently challenging them. However, if these tax assessments are accepted, the Company may be subject to additional tax liabilities, which could have a material adverse effect on its results of operations.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

D.        The income tax expense for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Current	2,777	3,746	1,140
Deferred	413	2,776	1,306

	3,190	6,522	2,446

Domestic (Israel)	1,270	1,048	664
Foreign	1,920	5,474	1,782

	3,190	6,522	2,446

E.        Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands

Net operating loss carry forward	74,253	76,348
Temporary differences:
Allowance for credit loss	14,712	15,990
Research and development	7,335	7,796
Lease liabilities	3,614	3,753
Unrealized foreign exchange gains/losses	6,869	2,414
Vacation	1,103	960
Severance	1,170	1,001
Other	1,558	1,134

Deferred tax assets before valuation allowance	110,614	109,396
Valuation allowance	(104,707)	(103,409)
Deferred tax assets	5,907	5,987
Deferred tax liabilities:
Right-of-use lease assets	(3,799)	(4,033)
Intangible assets	(913)	(1,258)
Other including property and equipment, net	(1,195)	(696)

Deferred tax asset, net	-	-

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

E.           Deferred income taxes (cont’d)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded valuation allowance amounted to $104,707 thousand and $103,409 thousand as of December 31, 2024 and 2023 respectively.

F.           Net operating loss carry forward and capital loss

As of December 31, 2024, the Company and Siklu have accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $234,120 thousand and $8,248 thousand, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2024, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $11,336 thousand that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2024, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $30,044 thousand that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum of 30% of the annual taxable income.

G.          Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands
Domestic	23,752	10,880	(20,850)
Foreign	3,501	1,862	3,607

	27,253	12,742	(17,243)

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

H.          Reconciliation of the theoretical tax expense to the actual tax expense

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations is as follows:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Income (loss) before taxes as reported in the consolidated statements of operations	27,253	12,742	(17,243)

Statutory tax rate	23%	23%	23%

Theoretical tax expenses (income) on the
above amount at the Israeli statutory
tax rate	6,268	2,931	(3,966)
Non-deductible expenses and other
permanent differences	1,328	2,411	265
Non-deductible expenses related to employee
stock options	989	946	819
Deferred tax assets on losses and other
temporary differences for which valuation
allowance was provided, net	(4,459)	(479)	5,378
Other	(936)	713	(50)

Actual tax expense	3,190	6,522	2,446

I.	A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:
	December 31,	December 31,	December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Beginning balance	3,187	2,291	2,367
Increases related to tax positions taken during prior years	177	626	283
Increases related to tax positions taken during the current year	607	641	330
Decreases related to statute of limitations	(327)	(371)	(689)
Ending balance	3,644	3,187	2,291

The Company has further accrued $293 thousand due to interest and penalties related to uncertain tax positions as of December 31, 2024.

As of December 31, 2024, the total amount of gross unrecognized tax benefits was $3,644 thousand of which if recognized, would favorably affect the Company’s effective tax rate.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Revenues

Unbilled trade receivable occurs when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within trade receivable, net on the Consolidated Balance Sheets, was $10,950 thousand and $7,253 thousand, as of December 31, 2024, and 2023, respectively.

The Company recognizes contract liabilities, or deferred revenues when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the years ended December 31, 2024 and 2023:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands
Balance, beginning of the period	6,177	14,888
New performance obligations	3,117	9,953
Reclassification to other balance sheet item (*)	(740)	(*) (13,800)
Reclassification to revenue as a result of satisfying performance obligations	(5,981)	(4,864)

Balance, end of the period	2,573	6,177
Less: long-term portion of deferred revenue	-	670

Current portion, end of period	2,573	5,507

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

Note 18 - Segments, Customers and Geographic Information

A.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 280"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business).  Reportable segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). The Company’s CODM is its chief executive officer. The Company’s CODM manages the business and evaluates operating performance based on consolidated net income (loss). The CODM uses consolidated net income to monitor actual operating results to forecasts and prior periods.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Segments, Customers and Geographic Information (cont’d)

The following table summarizes the Company’s segment revenue, significant segment expenses, and segment net income (loss):

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Revenues:	394,190	347,179	295,173
Cost of revenues	257,339	227,310	202,110
Gross profit	136,851	119,869	93,063
Less:
Employee related (1)	65,111	59,729	54,930
Other segment items (2)	33,013	38,930	49,070
Financial and other expenses, net	11,474	8,468	6,306
Taxes on income	3,190	6,522	2,446

Net income (loss)	24,063	6,220	(19,689)

(1) Employee related includes employee salaries and commissions, payroll taxes, benefits, and outsourced labor costs.
(2) Other segment items include consulting and professional services, depreciation of property and equipment, amortization of intangible assets, share-based compensation expenses, acquisition and integration related charges, marketing expenses, finance and legal expenses, travel expenses, subcontractors costs, software and subscription costs, overhead expenses and restructuring and related charges.

B.
The total revenues are attributed to geographic areas based on the location of the end customer. The following tables present total revenues for the years ended December 31, 2024, 2023 and 2022 and long-lived assets as of December 31, 2024, and 2023:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Revenues:

North America (*)	89,945	95,573	67,108
EMEA (**)	64,958	62,023	62,233
Asia-Pacific	34,530	35,033	32,970
India	167,550	107,354	80,957
Latin America	37,207	47,196	51,905

	394,190	347,179	295,173

(*)	As of December 31, 2024, 2023 and 2022, 97%, 94% and 87% represent revenues in the United States.

(**)
Including Europe, Middle East and Africa. Revenues from sales in Israel for the years ended December 31, 2024, 2023 and 2022, amounted to $5,182 thousand, $4,151 thousand, and $2,896 thousand, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Segments, Customers and Geographic Information (cont’d)

	December 31,	December 31,
	2024	2023
	$ thousands	$ thousands

Long-lived assets, net:

Israel	43,679	40,672
Others	9,787	8,824
Total long-lived assets, net (*)	53,466	49,496

(*)	Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets.

C.          Major customer data as a percentage of total revenues:

In 2024, the Company had revenues from a customer that represents a group of affiliated companies, equaling 22.6%, a single customer that accounted for 14.6%, and a single customer that accounted for 12.0% of total revenues. In 2023, the Company had revenues from a customer that represents a group of affiliated companies, equaling 28.9%, a single customer that accounted for 18.1%, and a customer that represents a group of affiliated companies equaling 8.5% of total revenues. In 2022, the Company had revenues from a customer that represents a group of affiliated companies, equaling 22.8%, a single customer that accounted for 12.4%, and a customer that represents a group of affiliated companies equaling 12.4% of total revenues.

Note 19 - Selected Statements of Operations Data

A.          Restructuring and related charges

During 2023, the Company approved a cost reduction and re-organization plan that included, among other things, downsizing the Company's number of employees in a certain territory (the "2023 Restructuring Plan"). During 2024, the Company approved a cost reduction and re-organization plan that included, among other things, downsizing the Company’s number of employees (the “2024 Restructuring Plan”).

The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the restructuring plans as of December 31, 2024, and 2023 amounted to $0 thousand, and $80 thousand, respectively.

The Company does not expect to incur additional costs related to the 2024 and 2023 Restructuring plans.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Selected Statements of Operations Data (Cont’d)

B.          Financial and other expenses, net

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Financial income:
Interest on deposits	143	93	107
Foreign currency translation differences and
derivatives	566	3,296	3,054

	709	3,389	3,161
Financial expenses:
Bank charges and interest on loans	(5,974)	(7,538)	(5,016)
Foreign currency translation differences and
derivatives	(4,082)	(4,049)	(4,451)
Non-cash revaluation expenses associated with business combination	(1,703)	(110)
Others	(424)	(160)	-

	(12,183)	(11,857)	(9,467)

	(11,474)	(8,468)	(6,306)

C.          Net Income (loss) per share

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands

Numerator:
Numerator for basic and diluted net income (loss) per share – income (loss) available to shareholders of Ordinary shares	24,063	6,220	(19,689)

Denominator:
Denominator for basic net income (loss) per share – adjusted weighted average number of Ordinary shares	86,191,178	84,617,774	84,132,982
Add – employee stock options and RSU	2,268,824	864,852	-

Denominator for diluted net income (loss) per share – adjusted weighted average number of Ordinary shares	88,460,001	85,482,626	84,132,982

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, and medical insurance, as well as in connection with logistics services; the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $0 thousand, $941 thousand, $1,662 thousand and in 2024, 2023 and 2022, respectively.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $0 thousand, $104 thousand, and $122 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company purchases certain property and equipment from members of the RAD- BYNET group, the aggregate purchase price of these assets was approximately $0 thousand, $37 thousand, and $180 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Transactions with related parties:

	Year ended December 31,
	2024	2023	2022
	$ thousands	$ thousands	$ thousands
Revenues	-	77	47
Cost of revenues	-	295	345
Research and development expenses	-	3	115
Sales and marketing expenses	-	252	284
General and administrative expenses	-	495	1,040
Purchase of property and equipment	-	37	180

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Subsequent Events

On January 31, 2025, the Company completed the acquisition of End 2 End Technologies, LLC (“End 2 End”) a U.S. systems integration and software development company that serves Private Networks, primarily in the Energy and Utilities markets. The total consideration paid at closing was approximately $8.5 million, subject to customary post-closing adjustments. In addition, the transaction includes a contingent consideration (earnout) of up to $4.3 million, subject to achieving certain financial goals primarily in 2025 and paid mostly in 2026.

The Company is in the process of performing the Purchase Price Allocation (PPA) in accordance with ASC 805, which includes the identification and valuation of acquired assets, liabilities, and any potential goodwill or intangible assets. The final allocation of the purchase price, including the fair value assessment of the contingent consideration, will be disclosed in a future reporting period once the evaluation is complete.