Form 20-F
period 2025-12-31
CERAGON NETWORKS LTD
filed 2026-04-15
CIK 1119769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Below are some, but not all, of the main risks factors and challenges that we have been facing and may further face, which could have an adverse effect on our business, results of operations and financial condition (the list below is not exhaustive, and investors should read this “Risk factors” section in full):

•	the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown;

•	the effect of the concentration of a major portion of our business on large mobile operators;

•	the impact of delays in generational technology transitions and their rollout;

•	the significant volatility to which our business is primarily subject due to fluctuations in market demand;

•	competition from other wireless transport equipment providers and from other communication solutions that compete with our wireless solutions;

•	merger and acquisition activities that expose us to risks and liabilities;

•	risks related to our forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize as we predicted;

•
increased breaches of network or information technology security along with an increase in cyber-attack activities, either on our or our customers’ networks, could have an adverse effect on our business;

•
our reliance on third-party manufacturers, suppliers and service providers, and such reliance may disrupt the proper and timely management of deliveries of our products, a risk that is intensified in the case of a single source supplier;

•	the global supply of electronic components, including integrated circuits, has experienced, and may continue to experience, an increase in demand while production capacity remains limited;

•
if we fail to effectively cope with the high volatility in the supply needs of our customers, we may be unable to timely fulfill our customer commitments (for example, delivery issues due to long lead time and availability of components and manufacturing power);

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

•
the expansion of our service offering to new areas, including managed services and software offerings that might pose product development, marketing, sales, operation, implementation and support challenges;

•
risks related to expansion into new fields, such as the private networks market, the development and commercialization of new products, and the rapid change in the markets for our products and in related technologies and operational concepts development;

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

•	We are exposed to risks associated with integrating AI tools into our products, solutions, and operations;

•	changes in privacy and data protection laws and regulations could have an adverse effect on our business prospects, results of operations, and financial condition;

•	the impact of complex and evolving regulatory requirements in which we operate, on our business, results of operations and financial condition;

•
We have significant operations globally, including in countries that may be adversely affected by political or economic instability, major hostilities or acts of terrorism, which expose us to risks and challenges associated with conducting business internationally;

•	Our products and certain components they are comprised of are subject to certain export controls and sanctions regimes that could adversely impact our competitive position and our business;

•	risks relating to disagreements with tax authorities regarding tax positions that we have taken which may result in increased tax liabilities;

•	the occurrence of international, political, regulatory or economic events in emerging markets, where the majority of our sales are made;

•	the impact of industry downturn, reduction in our customers’ profitability due to increased regulation or new mobile services requirements; and

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

The global nature of our activity and our global presence and operation in different countries, regulatory, legal and financial regimes, exposes us to a wide spread of customers, suppliers, subcontractors and contractors, and, in turn, to global and local macro and micro developments. In response to rising inflation in recent years, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue. While interest rates have begun to decline and inflation is lower than in past quarters in the U.S., costs of labor, capital, employee compensation, and other similar effects have increased in the recent past. Our suppliers may raise their prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices, even if possible, may not be accepted by our customers, and there is no assurance that we will be able to increase our pricing to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future. Further, elevated or rising interest rates, lead us, and our customers, to experience higher financing costs, which may, in turn, negatively affect our business, financial condition and results of operations. The global economy has also been impacted by fluctuating foreign exchange rates and geopolitical tensions. As we have substantial international operations, fluctuations in exchange rates between the currencies in which we operate and the U.S. dollar could decrease our revenues or increase our operating costs and financial expenses and adversely affect our results of operations, profits and cash flows. The duration, extent and volatility of inflation, interest rates, foreign exchange rate fluctuations, geopolitical tensions and other macroeconomic headwinds are uncertain and we cannot accurately predict whether we will be able to effectively mitigate their impact on our business. Such developments might have direct or indirect impacts on our business and results of operations, which are hard to predict, monitor or assess, causing uncertainties and high volatility with respect to our estimated or expected results of operations, and, could have an adverse effect on our business, results of operations and financial condition. Our business, and our customers’ businesses, are sensitive to macroeconomic conditions.

Economic factors, such as interest rates, inflation, currency exchange rates, changes in monetary and related policies, market volatility, customer confidence, recession or recessionary indicators, supply chain issues, unemployment rates and real wages, are among the most significant factors that impact customer spending behavior. Specifically, due to the complexity of our supply chain, we have experienced and may continue to experience increase in shipment costs, due to macroeconomic and geopolitical issues, regulatory actions, including sanctions, tariffs, and trade restrictions, labor disturbances and approval delays, which impacted our ability to timely meet demand in certain instances. For example, since February 28, 2026, the war situation between Iran and Israel, the U.S., and other countries in the region has contributed to disruptions to regional air travel and to maritime traffic through critical routes, including increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets. In addition, following the February 28, 2026 strikes, Houthi officials indicated an intent to resume missile and drone attacks against commercial shipping in and around the Red Sea and Gulf of Aden, which could lead to diversions, longer transit times, and higher shipping and insurance costs.  To date, we have successfully managed our supply chain, but if these factors continue or become more severe, they may have an adverse effect on our supply chain and on our ability to fulfill customer orders in a timely manner, which could in turn have an adverse effect on our position in the market and on our business and operations. Additionally, geopolitical developments in East Asia, including any assertion of control by the People’s Republic of China over Taiwan, could significantly disrupt semiconductor supply chains, as well as impact demand to our products by local customers. Global tariff regimes have also adversely affected our cost structure and pricing, negatively impacted our results in 2025, and may continue to affect us in 2026 depending on future trade policy and enforcement.

Additionally, elevated global demand for AI infrastructure may divert wafer, substrate, memory and advanced packaging capacity toward AI-related products, creating shortages, longer lead times and price increases for components we require; certain suppliers may reallocate or suspend production lines accordingly. We are monitoring such developments closely and conducting a supply-chain risk-mapping exercise to address these exposures, however, there can be no assurance that this initiative will be successful or that any mitigation measures identified will be implemented on the anticipated timeline or will effectively reduce these risks. These adverse market forces have a direct impact on our overall performance. Any such disruptions could have a material adverse impact on our business and our results of operation and financial condition.

A major portion of our business concentrates on a limited number of large mobile operators. The significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect our business, financial condition and results of operations.

A significant portion of our business is concentrated with certain customers. In 2025, approximately 47.9% of our total revenues were attributed to three customers, in 2024, approximately 49.2% of our total revenues were attributed to three customers and in 2023, approximately 44.8% of our total revenues were attributed to two customers. The loss of significant customers or any material reduction in orders from them, in the absence of gaining new significant customers to replace such lost business, has adversely affected, and in the future could adversely affect, various aspects of our results of operations and our financial condition.

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

To mitigate the abovementioned risks, we are actively pursuing strategies to diversify our customer base and revenue streams. These efforts include expanding our presence across additional geographic markets, targeting new customer segments beyond large mobile operators, and developing new products and solutions designed to appeal to a broader range of customers in the telecommunications ecosystem. By pursuing these diversification strategies, we seek to reduce our dependence on any single customer or group of customers and create a more balanced and resilient revenue base over time. However, there can be no assurance that these efforts will be successful or that we will be able to sufficiently diversify our customer base to reduce the risks associated with customer concentration.

Realization of any of these risks could result in a material reduction in orders and could adversely affect our results of operations, including gross margin and cash flow, and our financial condition. Although some of these risks derive inherently from the concentration of our business, certain risks may be attributed also to the geographical territories in which we operate as detailed under the risk “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations. This includes the business practices in such emerging markets, that may expose us to legal and business conduct-related regulatory risks”.

Delays in generational technology transitions and their rollout may negatively impact on our revenues, financial condition and results of operation.

We consider generational transitions in wireless technology, including the ongoing transition from 4G to 5G and the anticipated future evolution to 6G, to be among our main growth engines in the foreseeable future.  Thus, the development roadmap of our products is designed to introduce 5G-based products to the market and to position us to capitalize on emerging 6G technologies as they develop. Nonetheless, the pace of the transition to 5G technologies and 5G rollout, as well as the timeline for 6G development, is hard to predict, as it depends on numerous factors which are uncertain and beyond our control including, economic factors, financial conditions of operators and the development of 5G use cases. Further delays in 5G technologies' deployment and rollout, or slower-than-anticipated development and adoption of 6G technologies, could have an adverse effect on our future revenues, profitability and cash flow and cause our results to materially differ from our expectations.

Moreover, the timing and pace of generational transitions create uncertainty regarding optimal investment allocation between current and emerging technologies. If we invest heavily in products for one technology generation and the market transitions to the next generation more quickly than anticipated, or if we invest prematurely in next-generation technologies before the market is ready, we may not achieve anticipated returns on our investments. These investment allocation decisions are particularly challenging given the significant resources required to develop and commercialize products for each technology generation.

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

We are exposed to high volatility in our revenue that is driven by different risks as described and detailed separately in this section. In 2025 we incurred a net loss of $2.1 million, and in 2024 and 2023 we incurred a net income of $24.1 million and $6.2 million, respectively. We generated positive cash flow from operations of $31.6 million in 2025, $26.2 million in 2024 and $30.9 million in 2023. Business volatility may adversely impact our profitability cash flow and working capital needs. We cannot assure you that the trend in the last three years will continue.

Additionally, while in 2025, 2024 and 2023 we have taken measures to improve our gross profit, reduce our operating expenses, improve our working capital management and secure more booking, the implementation of such measures is lengthy, may be delayed as a result of the other risks and uncertainties detailed in this Annual Report on Form 20-F and there is no assurance that such measures will be sufficient or successful or that we will be able to preserve the increase in our revenues, and not return to experiencing a decline in our revenues, incur substantial losses and generate negative cash flows or that a decline, losses and negative cash flow will not occur. Any adverse change in our revenue levels may result in an adverse impact on our businesses, and in the event that our revenues decline and we experience losses and negative cash flow, our results of operations will be significantly adversely impacted. We may need to consider taking additional measures such as reducing costs, which may impact our ability to compete in the market and serve our working capital needs as planned. Furthermore, our working capital needs may require additional or alternate cash resources. If we are unable to obtain such resources nor generate positive cash flow from our operations, our liquidity and ability to fund operations could be impaired.

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

Our main competitors include companies such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, Nokia Corporation and ZTE Corporation, commonly referred to as “generalists”, each providing a vast wireless solutions portfolio, which includes a wireless transport solution within their portfolio. These generalists may also compete with us on “best-of-breed” projects, in which operators invest resources and efforts to select the best wireless transport solution. In addition to these primary competitors, a number of smaller wireless transport specialists, mainly including Aviat Networks Inc. (“Aviat”) and SIAE Microelectronica S.P.A., offer, or are developing, competing products. We also face competition in the private networks field from mobile operators, system integrators and hardware vendors.

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

In addition, our products compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than wireless technologies. Moreover, as more and more data demands are imposed on existing network frameworks coupled with growing demand for additional bandwidth as a result of massive use of remote services and work from home modes of operation, and due to consolidation of fixed and mobile operators, operators may be more motivated to invest in more expensive high-speed fiber optic networks to meet current needs and remain competitive. Some of the principal disadvantages of point-to-point and point-to-multipoint wireless technologies that may make other technologies more appealing include suboptimal operations in extreme weather conditions and limitations in connection with the need to establish line of sight between antennas and limitations in site acquisition for multiple links, or the perception that fiber-optic solutions are more “environmentally-friendly” predominantly in populated areas, favoring other technologies.

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

•
contingent consideration or earn-out arrangements may not be achieved and may require adjustments or renegotiation over time, which could impact our results of operations due to remeasurement of such obligations, disputes with sellers regarding the achievement of milestones, or diversion of management attention;

•
the failure to successfully complete the integration associated with the transaction (including integrating any acquired technology into our products), which may cause new markets we were aiming for not to materialize or in which competitors may have a stronger market position; or

•	we may fail to effectively obtain the technological improvement.

Specifically, if we are unable to successfully or effectively integrate our current acquisition by merger of E2E, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even after we have completed the transaction, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of E2E is still in progress.

As a result, the anticipated benefits or cost savings of such mergers and acquisitions or other restructuring activities may not be fully realized, or at all, or may take longer to realize than expected. Acquisitions involve numerous risks, any of which could harm our business, results of operations, cash flow and financial condition as well as the price of our ordinary shares.

Our business depends on accurately forecasting market trends and customer demand, securing and executing customer orders as planned, and managing a highly variable mix of products, geographies, and services; if our forecasts prove inaccurate, if customers defer or cancel orders, or if our revenue and margin mix differ from expectations, our revenue, gross margin, cash flows, and operating results could fluctuate significantly and be materially and adversely affected.

Our strategic, corporate, marketing, and product planning relies on forward‑looking assessments of market developments, including anticipated use cases, business concepts, technologies, and customer needs. We shape our network architecture, technological and operational solutions, and services to align with these projections, including initiatives focused on Open RAN and disaggregated architectures. There is no assurance that these concepts will gain market acceptance, that market trends will develop as we anticipate, or that our solutions will meet future demand. If our forecasts are inaccurate or our offerings fail to address evolving requirements, we could experience reduced demand, reputational harm, and significant losses, any of which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Even when we secure customer orders, there is no assurance they will be fulfilled in their original schedules. Customers may defer delivery dates, delay implementation timelines, or halt orders on short notice due to changes in their plans, budget constraints, regulatory developments, vendor‑related timing issues, or shifting priorities. Such actions can occur with little or no warning and may cause pronounced quarterly revenue volatility, resource underutilization, supply‑chain and inventory inefficiencies, and challenges in operational and financial planning. Similar events may recur and could adversely impact our working capital, collections, and liquidity, particularly where we have increased production or inventory in anticipation of scheduled deliveries.

Our gross margin is inherently difficult to predict and is subject to significant fluctuations driven by changes in geographical revenue mix, product mix, and the proportion of software and services. Gross margin percentages and deal economics can vary materially among regions, countries, customers, and transactions depending on deal size, scope, delivery terms and timelines, and other commercial provisions. A shift toward lower‑margin regions, offerings, or service components may reduce our gross margin, while the opposite may increase it; because actual mix frequently deviates from our expectations and may change late in a period, our reported margins can vary significantly from quarter to quarter.

Our revenue and operating results are also affected by the timing of revenue recognition, which depends on multiple factors that may differ from expectations, including delivery schedules, completion of related services, customer acceptance testing, project timetables, and the aggregation of contract‑specific revenue recognition requirements. A significant portion of our revenue has historically been generated toward the end of each quarter, which heightens the impact of any late‑period delays on our reported results. In addition, a meaningful portion of our business is concentrated with certain customers who are not obligated to purchase minimum volumes and may reduce or terminate purchases without notice or penalty, change desired delivery schedules, or encounter financial distress or insolvency.

These dynamics make forecasting difficult, may adversely impact our revenues, gross margins, working capital, cash flows, and collections, and can cause our actual results to differ materially from our guidance or internal expectations for any given period.

Increased breaches of network or information technology security could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security may cause equipment failures or disrupt our systems and operations, expose us to ransom demands or sensitive data leaks. We were subject to an immaterial intrusion to our networks in 2025 and might be subject to additional attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. While we take cybersecurity measures and maintain redundancy and disaster recovery practices for our critical services, we cannot assure you that our cybersecurity measures and technology will adequately protect us from these and other risks. Furthermore, our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or the loss of market share to our competitors. We may expend significant resources or modify our products to try to protect against security incidents. The integration of E2E’s information systems poses cybersecurity risks that, if not properly managed, could result in unauthorized access to sensitive data, operational disruptions, and potential financial liabilities.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers.  Therefore, each year we invest additional resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms, Trojan horses and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Moreover, due to current labor market trends, a significant number of our employees or employees of our vendors, suppliers and service providers, have moved to work from their homes and remotely access our or such vendors’, suppliers’ or service providers’ IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. We have seen a significant increase of cyberattacks on enterprises and individuals in recent years and we assume that we shall further be exposed to such threats going forward. In addition, our and our vendors’, suppliers’ and service providers’ networks and IT systems are increasingly being moved to cloud-based platforms such as IaaS (Infrastructure as a Service) and SaaS (Software as a Service) IT solutions. These cloud-based arena poses risks of attack on and from the end-point user stations, connection channels and gateways as well as the IaaS and SaaS infrastructures of our service providers. Additionally, external parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected, to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage to our brand and reputation or otherwise harm our business. Furthermore, the increasingly growing capabilities of AI and its availability for public use and adoption, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks. The rising adoption of AI and Generative AI in daily operations, research and development activities, and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement or leakage, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

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

In addition, due to the direct hostilities between Israel, Iran and other Iranian proxies, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. Since the escalation of the heated relationship with Iran in June 2025, and more predominantly during February to March 2026, attackers associated with Iran have led a wave of cyberattacks against Israeli public institutions as well as private companies. As such, the risk of a cyberattack against our information technology systems and data security may become heightened.

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

We outsource our manufacturing and the majority of our logistics operations and purchase ancillary equipment for our products from contract and other independent manufacturers. Although during 2025 , we have invested efforts in diversifying our manufacturers and suppliers base, including through our initiative to shift certain manufacturing operations to India, and despite our policy to maintain at least a second source for all of our products’ components, disruption in deliveries or in operations of these and other third-party suppliers or service providers, as a result of, for example, capacity constraints, production disruptions, price increases, regulatory restrictions, force majeure events, as well as quality control problems related to components, may all cause such third parties not to comply with their contractual obligations to us. This could have an adverse effect on our ability to meet our commitments to customers and could increase our operating costs. For additional information see “The global supply of electronic components, including integrated circles, has experienced, and may continue to experience, an increase in demand, while production capacity remains limited, which had, and may continue to have, an adverse effect on the lead-time for our components and increase their prices”.

Although we believe that our contract manufacturers and logistics service providers have sufficient economic incentive to perform our manufacturing and logistics services requirements, the resources devoted to these activities are not within our control. We cannot assure you that manufacturing, or logistics problems will not occur in the future due to insufficient resources devoted to our requirements by such manufacturers and logistics service providers, or due to insolvency or other circumstances that could have a material adverse effect on those manufacturers and logistics service providers’ operations. In addition, we cannot assure that we will have the ability or be in the position to demand from our contract manufacturers to assume our obligations to our customers, apply the same terms back-to-back to our contract manufacturers and suppliers, a risk that is intensified in the case of a single source supplier. Furthermore, our initiative to expand manufacturing operations in India, while intended to diversify our manufacturing footprint and reduce geographic concentration risk, may present additional challenges, including establishing relationships with new contract manufacturers, navigating local regulatory requirements, managing quality control across geographically dispersed operations, and potential delays or inefficiencies as new manufacturing capabilities are developed and scaled.

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

The global demand for electronic components, including digital components, chipsets and semiconductors, has experienced an increase in the past several years, with a growing number of industries increasing their demand and consumption. This, together with the effect of trade embargos (and other factors effecting global shipment detailed under “Our global operation exposes us to the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown”), have led to longer lead-time of electronic components, with many cases of a lead time longer than a year. The lack of sufficient production facilities and capacity of the semiconductor foundry industry to meet such demand, which created a shortage in chipsets, electronic equipment and components, has already caused, and may continue to cause, price increases and extensions of delivery time. Additionally, elevated global demand for AI infrastructure may divert wafer, substrate, memory and advanced packaging capacity toward AI-related products, creating further shortages, longer lead times and price increases for components we require; certain suppliers may reallocate or suspend production lines, accordingly, exacerbating these supply constraints. As a result of this situation, we may be unable to obtain essential components in a timely manner and at a reasonable cost that is necessary for us to remain competitive. During such times, supplier-specific or industry-wide lead times for delivery can be as long as twelve months or more. If we are unable to obtain components in a timely manner to fulfill our customers’ demand, or at a reasonable cost, we may be unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims and could materially and adversely affect our results of operations, financial condition, business and prospects. Additionally, an increase in lead time and the shortage in chipsets may result in delays in the delivery of our products and in meeting the timetables for the execution of our projects, which may trigger penalties, cancellation of orders and loss of some of our customers or market share. This has adversely affected, and may continue to adversely affect, our costs (including a significant increase in production costs) and to erode our gross margin. Furthermore, as our new Systems-on-Chip (SoC) commercialization and commencement of mass production is highly dependent on the timely delivery of the chipsets, these delays may also adversely affect the commercialization and mass production timetable, causing a delay in our ability to introduce and commercialize our new SoC-based products and safeguard and maintain our position and market share as leaders in the introduction of advanced 5G solution.

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

We are a global company operating in a multi-currency environment. Although we derive a significant portion of our revenues in U.S. dollars, a portion of our revenues are derived from customers operating in local currencies other than the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or to delay payment, which could have a negative impact on our revenues and results of operations. We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America, Asia Pacific and in Africa or significant costs in converting local currencies to U.S. dollars. See the risk of “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations”.

A substantial portion of our operating expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS as well. We anticipate that a portion of our expenses will continue to be denominated in NIS. Devaluation of the U.S. dollar against the NIS, as experienced in recent months, could have a negative impact on our results of operations.

We used, and may use in the future, derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts in various currencies and also to hedge our forecasted NIS denominated cash flows. Each type of derivative instrument may have different effect on our financial statements as explained in Note 2.q to our Consolidated Financial Statements. We do not use derivative financial instruments or other “hedging” techniques to cover all our potential exposure and may not purchase derivative instruments that adequately insulate us from foreign currency exchange risks. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. During 2025, we incurred losses in the amount of $2.0 million as a result of exchange rate fluctuations that have not been fully offset by our hedging policy. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

In some cases, we may face regulatory, tax, accounting or corporate restrictions on money transfer from the country from which consideration should have been paid to us (or to our respective selling subsidiary) or revenues could have accumulated and allocated to us or could face general restrictions on foreign currency transfer outside of such country. Inability to collect and receive amounts that are already due and payable, could have a negative impact on our results of operations.

We are expanding our service and software offerings into new areas and entering new market fields, which present distinct operational, execution, and market challenges that could result in significant losses and adversely affect our business, financial condition, and operating results. Until such expansions mature, our continued concentration in a single market domain increases our sensitivity to demand fluctuations, which could negatively impact on our financial performance.

We are expanding the services we offer to new areas including managed services and software-based tools and services (including SaaS solutions) to support design, implementation, operation, monitoring and maintenance of wireless communication networks. These new offerings pose significant product development, marketing, sales, operation, implementation and support challenges. The fundamental risk lies in whether we can successfully execute these new initiatives and achieve the capabilities needed to succeed in these areas. Software solutions carry inherent risks such as cybersecurity vulnerability, unexpected integration challenges, debugging requirements, and underpricing. New products are more prone to bugs and software failures, which may adversely affect our ability to ramp up this activity, meet customer commitments, or satisfy customer expectations, and may cause us to incur additional costs or expose us to penalties. There is no assurance that we have successfully forecasted market trends and needs, that markets will accept our solutions as anticipated, or that we will achieve our revenue targets in these fields.

We are also expanding into new market fields, including the private networks market, to diversify our operations and customer base. These new market fields are characterized by longer sales and implementation cycles, which can be compounded by the fact that these solutions are new for our customers as well, potentially resulting in prolonged decision-making processes and delayed revenue realization. This expansion involves risks including uncertain market acceptance, brand development challenges, the need to expand customer service capabilities, regulatory compliance requirements, increased competition from established players, and substantial sales and marketing efforts with uncertain effectiveness. If we invest substantial time and resources into such expansion and are unable to achieve the desired results, our business, financial condition, and operating results could be adversely affected.

Although we have updated our strategy to focus on the private networks field and software-based solutions and managed services, which we believe will make our Annual Recurring Revenues (ARR) more meaningful, it will take time for these initiatives to materialize and mature. Until recently, we focused primarily on the "best-of-breed" segment of the wireless transport market, and we remain more sensitive to reductions in demand for point-to-point wireless transport products compared to companies with more diversified product lines.

If this market segment or service providers enter a negative cycle, or our market share shrinks before our new business strategy is fully implemented, our sales and revenues may decline, and our results of operations and cash flow may be significantly and adversely affected. If decreased demand for our specific technology is not offset by mature new offerings, we may need to take cost reduction measures that could adversely impact our research and development, operations, marketing and sales activities, and our ability to compete effectively.

Developing and commercializing new products may not be successful and could adversely affect our business, financial condition, and operating results, and if we fail to timely develop and market new products that keep pace with technological developments, changing industry standards, and our customers' needs, we may lose market share or may not be able to sustain our business.

Our business performance depends on our ability to develop and successfully commercialize new products. The development of new products, such as our new SoC-based products, is a highly speculative endeavor and may not be adequately forecasted. There can be no assurance that we will be successful in bringing any new products to market or that such products will generate revenues sufficient to justify our investments or achieve the desired profitability.

The wireless transport equipment industry is characterized by rapid technological developments, changing customer needs that expect increases in product performance, evolving industry standards, and increasing pressure to produce more cost-effective products. These rapid technological developments could either render our products obsolete or require us to modify our products, necessitating significant investment, both in time and cost, in new technologies, products, and solutions. Our success depends on our ability to maintain an agile infrastructure capable of adapting to such changes in a timely manner, but we cannot assure you that any such development or production ramp-up will be completed in a timely or cost-effective manner, or how the market will receive or adopt our products compared to our competitors' products. We consider the wireless market transition from 4G to 5G technologies to be one of our main growth engines in the foreseeable future. If our competitors or new market entrants develop products for this market that are, or are perceived to be, more advantageous to our customers from a technological or financial perspective, or if they introduce and market their products prior to us doing so, they may be able to better position themselves in the market, and we may lose potential or existing market share, which could have a material adverse effect on our business, financial results, and financial condition.

We are continuously seeking to develop new products and enhance our existing products. In 2024, we expanded our product portfolio of the IP-50 family with the new IP-50CX and IP-50EX. We also penetrated and improved the Siklu by Ceragon product line (Etherhaul and Multihaul family), which is intended to deliver solutions to various use cases in the private networks domain. In 2025, we significantly expanded our E-band portfolio with three new products that allow us to offer suitable products in this important field. In addition, we have released two new indoor devices that enhance our offering in the Split-Mount field. Furthermore, in 2025 we launched our new SoC-based IP-100E platform, the 25Gbps E-band radio. However, the mass production and productization of the IP-100E platform is planned for late 2026, and therefore, we do not expect significant commercialization of the IP-100E platform before that time. Any delays in the launch of new SoC-based products may cause us to lose our competitive advantage. Our market is also characterized by a growing demand for more sophisticated and rich software-based capabilities within the network IP layer (layer 3 routing/MPLS), some of which may require us to utilize and embed additional components, either in hardware or software (including third-party software), in the solutions we provide. We cannot assure you that we will continue to be successful in providing these necessary software-based capabilities in a cost-effective manner, which could affect our business performance. Additionally, we have established technological cooperation with third parties to address some of these capabilities, but we cannot assure that such cooperation will be successful or achieve the expected results. If such cooperation is not successful, we will have to consider other alternatives, and such investigation and entering into new cooperation in lieu of the failed ones might cause a delay in the introduction of such capabilities.

The process of developing new products is lengthy, complex, and uncertain, requiring significant research, development, and testing, all of which may fail to result in viable products. Our R&D efforts may not yield new products that can be commercialized, and there is a risk that new products may not achieve market acceptance if our target markets are not receptive to our new products or competitors offer superior or more cost-effective alternatives. We cannot assure that we will successfully forecast technology trends or that we will anticipate innovations made by other companies and respond with our own innovation in a timely manner, which could affect our competitiveness in the market. There is also the risk associated with protecting new intellectual property and potential infringement upon the intellectual property rights of others, and if we cannot adequately protect our intellectual property or if we infringe upon the rights of others, our competitive position may suffer.

We may encounter difficulties in scaling up production to meet demand, including problems involving production yields, quality control and assurance, and shortages of essential components. There could be pricing pressure from competitors and difficulty in obtaining adequate reimbursement for new products, which could affect their profitability. New products are also susceptible to defects, which could lead to liability and harm our reputation. In addition, new products and new versions of existing products are more prone to technical problems which may, among other things, adversely affect our ability to ramp up and to meet delivery commitments to our customers in a timely manner, and may cause us to incur additional manufacturing, development, and repair costs.

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

As the demand for qualified and highly skilled personnel is in constant demand, our ability to retain existing “talents” and recruit new ones is becoming more challenging. Consequently, we may have to face with increasing employment costs for existing and new personnel in professions characterized with high demand, and might have to increase our equity-based long-term incentive programs, which in turn could result in the dilution of our shareholders due to the exercise of such rights. Loss of senior level “talents”, including as a result of recent organizational changes, may cause delays in our development efforts and operational challenges as well as shortage in, and loss of, knowhow, knowledge, domain expertise and capabilities which cannot always be immediately mitigated.

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

We are exposed to risks associated with integrating AI tools into our products, solutions, and operations.

Ceragon integrates artificial intelligence and machine learning ("AI/ML") technologies into two key areas of its business: (i) our products and solutions, such as network optimization and predictive maintenance tools; and (ii) our internal operations, where employees use AI/ML, including Generative AI, to support decision-making and workflow efficiency. We also rely on AI/ML models hosted or developed by third-party providers. These technologies are subject to the risks and uncertainties described below, many of which are beyond our control. Any of these risks, alone or in combination, could have a material adverse effect on our business, financial condition, and results of operations.

Our future success depends in part on our ability to integrate AI/ML technologies effectively into our products, solutions, including network planning, deployment, optimization, and maintenance. The market for AI-enhanced solutions in our industry is evolving rapidly. If our competitors adopt AI/ML more quickly or more successfully than we do, our competitive position could be impaired. Likewise, if we fail to adopt AI/ML within our operation in a timely and effective manner, our operational efficiency, service quality, and competitiveness could suffer. In addition, adopting and maintaining AI/ML technologies may require significant capital expenditures and increase operational costs due to computing demands, infrastructure requirements, and the need for specialized expertise, and there can be no assurance that such investments will yield the anticipated benefits or a positive return.

The deployment of AI/ML technologies, whether by us or by our vendors, subcontractors, or other third parties on whom we rely, introduces inherent and evolving risks of misuse, error, and noncompliance. AI/ML models may produce biased, flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may occur if the inputs that the model relied on were themselves inaccurate, incomplete, or flawed - including if a bad actor "poisons" the AI/ML with bad inputs or logic - or if the underlying logic of the model is flawed. If we or our personnel rely on such outputs without adequate human oversight, the consequences could include faulty network optimizations, poor decision-making, or harm to our customers or their networks. Any failure of our AI/ML technologies to perform as intended could adversely affect our business and results of operations, damage our reputation, erode customer confidence, and expose us to liability. We may also incur substantial costs defending or settling litigation or regulatory proceedings related to the use of AI/ML, including as a result of flawed outputs, alleged intellectual property infringement, or violations of applicable law.

The use of AI/ML also creates data privacy, cybersecurity, confidentiality, and intellectual property risks that may not be fully predictable. Sensitive information we input into a third-party AI/ML platform could be leaked or disclosed to others - for example, if the third party uses that information to train its models.  AI/ML models may also infer or reveal additional sensitive information based on data they have ingested. We may not be able to fully monitor or control how third-party providers process, store, or use data inputted into their AI/ML platforms, and any failure by such providers to adequately safeguard our data could expose us to significant liability.

The legal and regulatory landscape surrounding AI is rapidly evolving and remains uncertain. Changes in legal or regulatory frameworks surrounding AI usage, including the adoption of new or more restrictive laws, regulations, or industry standards, may pose compliance risks, increase our costs, or limit our ability to develop, deploy, or benefit from these technologies. Many U.S. federal and state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of AI technologies. Any such changes could require us to expend significant resources to modify our products, solutions, business processes, or operations to ensure compliance or remain competitive, and could expose us to fines, penalties, or other enforcement actions in the event of non-compliance. We cannot predict the timing, scope, or impact of future regulatory developments, and there is no assurance that we will be able to adapt to such changes in a timely or cost-effective manner.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security, data protection laws, regulations, standards or other requirement could have an adverse effect on our business prospects, results of operations, and financial condition.

 As a public company with significant operations in Israel, the United States, Europe and many other countries, we are subject to regulation and must comply with reporting and other requirements in a number of jurisdictions, and may from time to time be reviewed and investigated by the relevant authorities. As such reviews progress, the regulating agencies may determine that we are and have been in compliance with applicable rules, or they may determine to pursue enforcement actions or other sanctions against us for alleged noncompliance. The regulatory framework for data and privacy protection issues is rapidly evolving worldwide. Comprehensive data protection laws, including the General Data Protection Regulation (GDPR), imposes stricter obligations and provides for greater penalties for noncompliance. Additionally, laws in all 50 U.S. states require businesses to provide notice to parties whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations (PPL), as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. In August 2025, a comprehensive amendment to the PPL became effective. This amendment enhanced the Israeli Privacy Protection Authority’s enforcement powers, granting it significant authority to impose administrative fines for non-compliance. The amendment also introduced broader oversight capabilities, alongside mechanisms for monitoring adherence to privacy guidelines, thereby heightening the compliance requirements for organizations that handle personal data in Israel. As a result, there has been a noticeable increase in enforcement activity by the Privacy Protection Authority in this area. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these evolving privacy standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

Additionally, we may be limited in our ability to transfer or outsource certain aspects of our business to certain jurisdictions, and may be limited in our ability to undertake research, development, or sales activities in certain jurisdictions, or we may be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing, sale, import or export of products, solutions and services, which may adversely affect our business, operations and results. We rely on a global supply chain and on certain marketing channels that may be similarly affected by these regulatory requirements. We cannot assure you that despite our efforts we will be able to successfully or effectively assure that all of our suppliers, agents and resellers will adhere, or will succeed in making sure that their suppliers or customers adhere, to the regulatory requirements that flow down to them. Further, these regulatory requirements are subject to change and governments around the world are adopting a growing number of compliance and enforcement initiatives. In particular, the pace and scope of changes to global trade control regulations has increased dramatically over the past years, in multiple jurisdictions relevant to our business. These regulations may continue to increase and change at an unusually rapid pace. It has been and may continue to be increasingly difficult to keep up with the pace and scope of these changes. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, civil penalties, or criminal penalties against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation. While we make efforts to comply with such regulatory requirements, we cannot assure you that we will be fully successful in our efforts, or that that regulatory changes will not negatively affect our ability to develop, manufacture and sell the products, solutions and services we offer.

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

Some of the regions where we operate may be more susceptible to political and economic instability, such as the Middle East. The recent escalation of hostilities involving Israel, Iran, the United States and other regional actors, including military operations referred to by Israel as “Operation Roaring Lion” and by the United States as “Operation Epic Fury,” has increased geopolitical uncertainty and could result in military escalation, disruptions to shipping and energy markets, restrictions on trade or travel, and broader economic instability. Additionally, ongoing conflicts addition regions relevant to our activities could result in a loss of sales and business in such regions, and may prevent us from participating in certain governmental and private tenders or other competitive procurement procedures. The invasion of Ukraine by Russia has had numerous adverse effects on the global and European markets in which we operate. Sanctions and export controls imposed by the U.S. U.K. and E.U. countries significantly limit trade with Russia-related entities and individuals. Furthermore, as Russia is a global source of raw materials, oil and gas and additional goods and commodities, the ongoing war and hostility also disrupts the supply of these resources (in addition to the imposition of sanctions and embargoes), causes price increases, shortage, disruption to deliveries, shipping and transportation. These disruptions are reflected both in price increases and shortages impacting our contract manufacturers and suppliers, and adversely affect our production and supply chain costs and timelines.

The international environment in which we operate is affected by international trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Therefore, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs, and we cannot predict whether, and to what extent, U.S. trade policies will change in the future. Future actions of the U.S. administration and that of foreign governments, with respect to tariffs or international trade agreements and policies, remain currently unclear.

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

Our corporate headquarters and a portion of our manufacturing activities are located in Israel. Our Israeli operations are dependent upon materials imported from outside Israel. Accordingly, our operations and information technology systems could be materially and adversely affected by acts of terrorism, including through cybersecurity threats, or if trade between Israel and its present trading partners were materially impaired due to escalating hostilities in the Middle East, including as a result of acts of terrorism in the United States or elsewhere. The recent escalation of hostilities involving Israel, Iran, the United States, and the military activity and regional conflicts, may result in disruption to our operations and facilities, such as our manufacturing and R&D facilities located in Israel, and impact our employees, some of which are military reservists being called to active military duty, and impact the economic, social and political stability of Israel.

Our products and certain components they are comprised of are subject to certain export controls and sanctions regimes that could adversely impact our competitive position and our business

Because we incorporate encryption functionality into our products, they are currently subject to Israeli export controls. Some of our products may also be subject to similar export controls in other jurisdictions relevant to our operations, which place certain licensing requirements on some of our exports and limit our marketing possibilities. In addition, export controls and related regulations in jurisdictions from which we source components may limit or delay our ability to obtain certain components necessary for our products, as these might be deemed sensitive our restricted, or may require us to obtain particular licenses, and any delays or failures in obtaining such components or mandatory licenses could cause us to lose business opportunities or otherwise disrupt our operations. For example, components incorporating encryption functionality may require export licenses from the jurisdictions in which they are manufactured. Additional limitations on the sales and servicing of our products apply through U.S. economic sanctions and other similar sanctions regimes that may be applicable to our global operations.  If we fail to comply with appliable sanctions or licensing requirements we could be subject to substantial civil and criminal penalties, loss of export privileges, and loss of certain business partners. Obtaining export licenses for some of our sales may be time consuming and may result in loss of sales opportunities.  Furthermore, even though we take precautions, the pace of changes, the complexity, and the immediate effect of the sanctions and export controls pose a risk of failure to timely respond, adjust, implement or comply therewith. Among other things Israel has recently changed its regulatory framework for the export control of items with encryption functionality, and this new framework may increase our regulatory burden with respect to certain export activities related to our products.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and in various foreign jurisdictions including indirect as well as withholding taxes, and significant judgment is required in determining our provision for income taxes. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and differentiation in the timing of recognizing revenues and expenses. Our tax expense includes estimates or additional tax, which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of our future earnings that could impact the valuation or recognition of our deferred tax assets. From time to time, we are subject to income and other tax audits, the timing of which is unpredictable. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in local tax legislation and rates, changes in tax treaties, changes in international tax guidelines (such as the OECD Base Erosions and Profit Shifting project – known as BEPS), changes in generally accepted accounting principles, changes in the valuation or recognition of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and impose additional taxes. In 2025 we received two tax assessments from local tax authorities in two territories in which we operate. The Company is in the process of challenging such new assessments, however if these tax assessments are accepted, we may be required to pay penalties in addition to the specific tax payment demand. Although we believe our estimates are reasonable, the ultimate outcome of tax audits, assessments and related litigation could be different from our provision for taxes including the reserve provided for uncertain tax positions and may have a material adverse effect on our consolidated financial statements and cash flows. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations and financial condition.

Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations. This includes the business practices in such emerging markets, that may expose us to legal and business conduct-related regulatory risks.

A majority of our sales are made in emerging economies in Latin America, India, Asia Pacific and Africa. For each of the years ended December 31, 2025 and 2024, sales in these regions accounted for approximately 57% and 63% of our revenues, respectively. As a result, the occurrence of international, political, regulatory or economic events in these regions could adversely affect our business and result in significant revenue shortfalls and collection risk. Any such revenue shortfalls and/or collection risks could have material adverse effects on our business, financial condition and results of operations. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

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

We are exposed to changing network models that affect operator and government spending on infrastructure as well as trends in investment cycles of telecom operators and other service providers. The changes include but are not limited to: (i) further expansion of coverage; expansion out of metro, as well as other urban and suburban areas to rural areas; (ii) densification and optimization of the 4G networks to provide faster speeds; (iii) introduction of 5G services as well as expansion and densification of the 5G networks; and (iv) 2G and/or 3G networks shutdown, which is already taking place and designed to free spectrum for the delivery of 5G services.

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

It typically takes from three to eighteen months after we first begin discussions with a prospective customer, before we receive an order from that customer, if an order is received at all. In some instances, we participate in competitive bids, in tenders issued by our customers or prospective customers, and these tender processes can continue for many months before a decision is made by the customer. In addition, even after the initial decision is made, there may be a lengthy testing and integration phase or contract negotiation phase before a final decision to purchase is made. In some cases, even if we have signed a contract and our products were tested and approved for usage, it could take a significant amount of time until the customer places purchase orders, if at all. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events that impact customers’ decisions occur during such cycle and in turn, increase the difficulty of forecasting our results of operations and may cause an increase in inventory levels and our liability to our suppliers, and a risk for inventory write downs and write-offs.

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

There is a risk that we may be classified as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return for U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year produce, or are held for the production of, passive income. Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. There is also a risk that we were a PFIC for one or more prior taxable years or that we will be a PFIC in future years, including 2026. If we were a PFIC during any prior years, U.S. shareholders who acquired or held our ordinary shares during such years will generally be subject to the PFIC rules. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, which are relevant to this determination. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation. As a result, changes in our share price and trading volumes may be unrelated to our operating performance. In addition, smaller market cap companies have historically been more volatile than stocks of larger companies. The price of our ordinary shares and the trading volumes in our ordinary shares have experienced volatility in the past and may continue to do so in the future, which may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. In the two-year period ended December 31, 2025, the price of our ordinary shares has ranged from a high of $5.48 per share to a low of $1.84 per share. A variety of factors may affect the market price and trading volume of our ordinary shares, including:

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

•
global and local macroeconomic developments, components shortage, effects of the Russia-Ukraine war, the conflict between China and Taiwan, and the state of war declared in Israel in October 2023, the military confrontation between Israel and Iran, and other global occurrences, such as an outbreak of pandemic with similar effect.

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

 Further, as a result of the volatility of our stock price, we could be subject, and are currently subject, to securities litigation, which could result in substantial costs and divert management’s attention and Company resources from our business. On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The class action claimed amount is approximately $75,000,000. On May 27, 2021, following a lengthy procedure that included filing of various pleadings and affidavits, evidentiary hearings, and submission of summaries, the Court ruled to certify the motion as a class action, while applying the Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company's SEC filings. On September 12, 2021, the Defendants filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”). On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is U.S. law. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court commented that the Company’s claims based upon the Statute of Limitations should prima facie also be adjudicated under U.S. law. On March 20, 2022, following the Court’s decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law. The Plaintiff estimated the amended claim amount at $52,099,000. For more information see below in Item 8. “FINANCIAL INFORMATION – Legal Proceedings”.

 If we sell ordinary shares in future financings, shareholders may experience immediate dilution and as a result our share price may decline.

In order to raise additional capital, we may at any time offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price paid for our ordinary shares by our shareholders. We have a shelf registration statement on Form F-3 on file with the SEC1 which allows us to offer and sell, from time to time, in one or more offerings, our ordinary shares, rights, warrants, debt securities and units comprising any combination of these securities with an aggregate offering price of up to U.S.$150 million (the “Shelf Registration Statement”). The price per share at which we will sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions, including under the Shelf Registration Statement, may be higher or lower than the price per share paid by our existing shareholders. If we issue ordinary shares or securities convertible into ordinary shares, our shareholders would experience additional dilution and, as a result, our share price may decline.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities with or without additional securities convertible or exchangeable into ordinary shares. Whether or not we issue additional shares at a discount, any issuance of ordinary shares will, and any issuance of other equity securities may result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline. New investors could also gain rights, preference and privileges senior to those of our shareholders, which could cause the price of our ordinary shares to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our ordinary shares to decline.

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

As of the date hereof, Israel is engaged in operation “Roaring Lion", a joint military operation with the United States against the Iranian regime that commenced in February 2026. The operation, codenamed “Epic Fury”" by the United States, is aimed at removing existential threats to the State of Israel by targeting Iran's nuclear program, ballistic missile infrastructure, air defense systems, and regime leadership. In the opening strikes of the operation, Israel eliminated Supreme Leader Ayatollah Ali Khamenei, along with dozens of senior officials, military commanders, and nuclear scientists. Iran has responded with ballistic missile barrages targeting Israel and U.S. allied facilities in the Gulf region, causing civilian casualties and infrastructure damage in Israel. The outcome of this ongoing operation, including its duration and ultimate effects on the Iranian regime, Israel’s security environment, and regional stability, remains uncertain and may have material adverse effects on our operations and the Israeli economy.

In June 2025, Israel conducted operation “Rising Lion”, a 12-day military campaign against Iran that eliminated key elements of Iran’s nuclear program. The operation, conducted with significant U.S. military support including U.S. airstrikes, also targeted Iran’s ballistic missile production capabilities and senior military and scientific personnel.

The “Swords of Iron” war began in October 2023, following a surprise attack on Israel led by Hamas that included massacres, terrorism and crimes against humanity. Following 15 months of conflict, a ceasefire agreement between Israel and Hamas took effect in January 2025. However, the ceasefire did not hold, and fighting resumed after negotiations for a subsequent phase failed. A second ceasefire was reached in October 2025, which included the release of all remaining hostages and a partial Israeli withdrawal from Gaza. Hostilities with the Hezbollah terrorist organization, which escalated into an Israeli invasion of Lebanon in late 2024, resulted in a 60-day ceasefire agreed to in November 2024. While Israel largely withdrew from Lebanon in February 2025, it maintained military outposts in southern Lebanon, and Hezbollah has now rejoined hostilities in connection with operation Roaring Lion.

The Houthi movement in Yemen, an Iranian-backed proxy, has targeted marine vessels in the Red Sea, affecting those enroute to Israel or partly owned by Israeli businesses. This has led shipping companies to reroute or halt shipments to Israel. The Red Sea is crucial for Israel's trade, and disruptions could cause delays in supplier deliveries, longer lead times, and increased costs for freight, insurance, materials, and labor, and have a general adverse effect on the Israeli market.

In addition, Israel has been involved in an armed operations with armed groups in the West Bank, which also included mobilization of armed forces.

The ongoing military operations and regional instability have had and are expected to continue to have significant adverse effects on the Israeli economy, including damage to infrastructure, mobilization of reservists affecting the labor force, disruption of business operations, and increased costs. The outcome and duration of these conflicts remain uncertain, and any escalation could have material adverse effects on our operations.

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

In addition, there are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following ongoing efforts by countries, activists and organizations to boycott the State of Israel and related entities and companies. The foregoing efforts, particularly if they become more widespread, as well as rulings by the International Court of Justice, International Criminal Court and other international tribunals, may adversely impact on our ability to cooperate with research institutions and collaborate with other third parties. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the Company’s share price.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until, in general, they reach the age of 45 (or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for longer periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In response to the increase in violence and terrorist activity in the past years, and especially during the “Swords of Iron” war, there have been, and may continue to be, periods of significant call-ups for military reservists. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time, which may materially adversely affect our business.

Furthermore, our Company’s insurance does not cover loss arising out of events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained.

Another risk for political, social and economic instability in Israel is associated with the extensive changes which began in early 2023 by the current Israeli government with respect to Israel’s judicial system. In response to such developments, individuals, organizations and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel.

Moreover, after several credit rating downgrades in recent years, in November 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative”, while affirming the “A” rating. Despite this stabilization in outlook by S&P, other agencies, including Moody’s, continued to maintain a negative outlook as of late 2025, citing persistent exposure to geopolitical risks and a polarized political system.

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

In accordance with certain grant plans, in addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties, unless otherwise approved in advance by the IIA. Such prior approval may be subject to payment of increased royalties. Failure to comply with the requirements under the R&D Law may subject us to financial sanctions, to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. Moreover, the government of Israel may from time to time audit sales of products which it claims incorporate Financed Know-How and this may lead to royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

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

The Company has certain capital investment programs that have been granted approved enterprise status by the Israeli government (the “Approved Programs”), pursuant to Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). The Company has three capital investment programs that have been granted Approved Enterprise status, under the Law. The benefit period under Approved Enterprise starts with the first year the benefited enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. As of December 31, 2025, the 14 years have passed pateit will continue to be eligible to enjoy the tax benefits in accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Once it begins to generate taxable income from these approved enterprise programs, the portion of its income derived from these programs will be tax exempt for a period of two years. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under the Encouragement Law and in the certificates of approval or in rulings obtained from the Israeli Tax Authorities. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period(s) in which we benefited from the tax exemption and would likely be denied these benefits in the future. The amount by which our taxes would increase, will depend on the difference between the then-applicable corporate tax rate and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and on the amount of any taxable income that we may earn in the future.

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

On December 31, 2025, Israel enacted legislation implementing the OECD Pillar Two global minimum tax, effective for fiscal years beginning on or after January 1, 2026. The rules introduce a Qualified Domestic Minimum Top‑Up Tax (QDMTT) for multinational groups with consolidated revenues of at least €750 million whose effective tax rate in Israel is below 15%.

The Company is currently below the revenue threshold and therefore not in scope of the relevant Pillar Two rules. Management will continue to monitor developments and assess any future implications for the Company’s tax position and related disclosures as additional guidance becomes available.

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

•
the sections of the Exchange Act establishing insider liability for profit realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In June 2025, the SEC published a concept release inviting public comment on whether, and how, it should revise the definition of foreign private issuer in light of changes in the demographics of foreign private issuers in the years since the definition was originally adopted. As of the date of this Annual Report, changes to the foreign private issuer definition have not been enacted, however any such change, if applicable to us, could have significant implications on our ability to maintain our foreign private issuer status. In addition, we are permitted to follow certain home country corporate governance practices and laws in lieu of certain Nasdaq Rules applicable to U.S. domestic issuers. For instance, we have relied on the foreign private issuer exemption with respect to shareholder approval requirements for equity-based incentive plans for our employees and the requirement to have a formal charter for our Compensation Committee. Following our home country governance practices rather than the Nasdaq Rules that would otherwise apply to a U.S. domestic issuer, may provide less protection to investors. For the list of the specific exemptions that we have chosen to adopt, please see Item 16G. “CORPORATE GOVERNANCE”.

We may lose our status as a foreign private issuer, which would increase our compliance costs and could negatively impact on our operations results.

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

Additionally, it may be difficult for an investor, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it is not certain if Israeli law or U.S. law will be applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by an expert witness, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. A judgement granted by US Courts may be enforced in Israel subject to various statutory requirements which are procedural in essence.

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

On January 31, 2025, we closed on the acquisition of E2E by way of merger, to further expand our offering to private networks, in consideration for approximately $8.5 million, subject to customary post-closing adjustments and up to an additional $4.3 million subject to achieving certain financial goals primarily in 2025 and paid mostly in 2026.

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

Ceragon’s innovative technology of compact multi-core all-outdoor and Split-Mount wireless backhaul solutions, assisted in positioning Ceragon as a leader in the global wireless transport market, and we expect that it would have potentially positioned us to benefit from new wireless generation technologies/deployments such as the current 5G.

In preparation for the transition from 4G to 5G technologies, we have begun planning the roll-out of new 5G-supporting products. In 2019, we introduced the market-first “disaggregated wireless transport” architecture, which allows operators to significantly simplify 5G network deployment and maintenance, as well as reduce of capital and operating expenses. We have invested in a new chipset which incorporates multi-cores to be incorporated into products launched in 2025 and onwards. The first new incorporated product is IP-100E which was launched in 2025.

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

 We provide wireless transport solutions and services that enable cellular operators, other service providers and private networks to build new networks and evolve networks towards 4G and 5G services. The services provided over these networks are: voice, mobile and fixed broadband, multimedia, Industrial/Machine-to-Machine (M2M), Internet of Things (IoT) connectivity and other mission critical services. We also provide our solutions for wireless transport to other vertical markets such as Internet service providers, public safety, municipalities, government, utilities, oil and gas, defense, smart cities, as well as maritime communications and broadcasters. Our wireless transport solutions use microwave and millimeter-wave radio technologies to transfer large amounts of telecommunication traffic between wireless 5G, 4G, 3G and other cellular base station technologies (distributed, or centralized with dispersed remote radio heads) and the core of the service provider’s network. We follow industry consortiums of companies, which attempt to better define future technologies in ICT (Information and Communication Technologies) markets, such as Open Networking Foundation (ONF), Metro Ethernet Forum (MEF), European Telecommunications Standards Institute (ETSI), Telecom Infra Project (TIP) and others, and when it is relevant, we take part in industry processes and standards setting.

In addition to providing our solutions, we also offer our customers a comprehensive set of turn-key services, including advanced network and radio planning, site survey, solutions development, network rollout, maintenance, wireless transport network audit and optimization, and training. To enable delivery of turn-key solutions to our customers, in addition to providing roll-out services, we have partnered with other third-party providers of technologies complementary to our own. Our offering includes technologies such as: Unlicensed Point-to-Point, Private Long-Term Evolution (LTE), Private 5G, Licensed/unlicensed Point-to-Multipoint, Internet Protocol/Multi-Protocol label Switching (IP/MPLS) SW and/or white boxes and many others. This allows us to better cover our customers’ end-to-end needs and increases the level of stickiness with these customers. Our services include powerful project management tools such as our “InSide Software” tool that streamline deployments of complex wireless networks, thereby reducing time and costs associated with network set-up and allowing a fast time-to-revenue. Our experienced teams can deploy hundreds of wireless transport links every week, and our rollout project track record includes hundreds of thousands of links already installed and operational with a variety of industry-leading operators.

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

We also provide our solutions to other non-carrier vertical markets (private networks) such as oil and gas companies, public safety organizations, businesses and public institutions, broadcasters, municipalities, energy utilities, defense, smart cities and others that operate their own private communications networks. Our solutions are deployed by more than 600 service providers of all sizes, as well as in more than 1,600 private networks, in more than approximately 130 countries.

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

Wireless Transport; Short-haul, Long-haul and Small Cells Transport

Today’s cellular networks are predominantly based on 4G and 5G technologies. These networks constantly undergo expansion of coverage, densification with additional sites to cater to higher demands for speeds and to make more services available per given area. In order to allocate spectrum resources for 4G and 5G, some operators are shutting down their 2G and/or 3G network (a “network sunset”) in order to re-allocate radio access network frequency bands to 4.5 and 5G services. These market dynamics of network expansion and densification have resulted in higher demand for wireless transport capacity, at increased density, accommodating sophisticated services over the network at far higher volume than available up to recent years. Such services include the many 5G use cases, which among others include enhanced mobile broadband, mission critical services, IoT & Industrial IoT (Industry 4.0, or “IIoT”), Gigabit broadband to homes, multi Gigabits services to enterprises and more.

The wireless transport market of service providers is divided into two main market segments. The first is a market segment in which operators invest resources and efforts to select the best wireless transport solution that will meet their wireless transport needs, in terms of the ability to improve their business operational efficiency, services reliability and their customers’ (subscribers’) quality of experience. This market segment is referred to as “best-of-breed”. The other market segment is characterized by operators that do not select the wireless transport solution, since this decision is made by a network solution provider retained by the operator. This network solution provider delivers a full end-to-end solution and the equipment required to operate the entire network, including the wireless transport equipment. Operators in this segment of the market rely on the network solution providers to choose wireless transport as part of the full end-to-end solution while often compromising on performance and optimization of the network and other resources, as see it as a solution which does not play a primary role within the end-to-end network rollout considerations. This segment of the market is referred to as “bundled-deals”. Ceragon will also sometimes offer end-to-end solutions to private networks, utilizing its ecosystem of 3rd party vendors.

Ceragon serves the “best-of-breed” segment of the market and specializes in a range of solutions, which to the Company’s belief, provide high value for our customers including:

•
Short-haul solutions, which typically provide a wireless link capacity of up to 4 Gbps per link for backhaul with single unit, and/or a link capacity of up to 20Gbps for fronthaul (25Gbps with next generation Eband IP-100E). These solutions are available for distances of several hundred feet to 10 miles. Short-haul links are deployed in access applications (macro cells, small cells and distributed cells) wirelessly connecting the individual base-stations or base-station element (i.e. a “central unit”, a “distributed unit” or a “radio unit”) towers to the core network. Short-haul solutions are also used in a range of Private Networks verticals such as state and local government, public safety, utilities, defense, education and oil and gas.

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

Ceragon has invested in a new chipset which incorporates multi-cores in a chipset which was launched in 2024. This is integrated into our IP-100E product line which was launched in 2025 and will be in mass production and productization in late 2026, offering industry-leading performance and capacity.

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

New WiFi technologies offer much higher capacities to end users and devices, and therefore require much higher capacity backhaul solutions.

Growing requirements come from private networks such as campuses, oil & gas, critical infrastructure and alike.

Smart and safe city projects require new capacities and performance in ‘Street Level Networking’ in PtP and PtMP solutions.

With the growth in adoption of 4G and the accelerated pace of adoption of 5G, which require even higher network speeds and wireless transport capacity, cellular operators and Private Networks are seeking strategies, using new technologies, which will allow further business growth, to facilitate quick and cost-efficient enablement of new services for more connected subscribers (either human or machine). Among those are Software Defined Networks (SDN) and Network Function Virtualization (NFV) technologies, which are key for network slicing.

Network slicing is a network engineering model in which the physical network is providing resources to numerous virtual networks on top, whereas each virtual network delivers a specific set of performance characteristics for a specific service, or set of services, sharing common requirements. For example, a network slice that is tasked with delivering ultra-high bandwidth for mission critical multimedia services (voice and video) to law enforcement agencies, requires a different amount of network resources ensuring prioritized capacity and minimal delay variation, whereas a different network slice supports video streaming service for mobile entertainment. SDN and NFV technologies are designed to support network slicing models and their implementation, for high quality subscriber experience, by simplifying service creation and orchestration through simple network traffic engineering rules and tools, as well as enabling end-to-end network resources optimization across all network domains, including the wireless transport domain, for increased operational efficiency. Network resources optimization is expected to be achieved, in part, using SDN technologies with wireless transport optimization applications, which will exploit network intelligence gathered by SDN controllers within the network.

The wireless transport domain of the network will require adaptation to these industry trends by enabling far higher capacities, with ultra-low latency for high service quality, simple service creation and optimization to cope with the influx of an increase in the number of services compared to 4G networks, and a high degree of wireless resources optimization (spectrum and other) that will be incorporated within the wireless transport network infrastructure.

Cellular Operators

In order to address the strain on backhaul and fronthaul capacity, cellular operators have several alternatives, including leasing existing fiber lines, laying new fiber optic networks or deploying wireless solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital and labor-intensive and these lines cannot be rapidly deployed. The deployment of high capacity and ultra-high-capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul and fronthaul capacity. Supporting typical data rates of 2 Gbps (backhaul) and 20Gbps (fronthaul) over a single radio unit, wireless transport solutions enable cellular operators to add capacity only as required while significantly reducing upfront and ongoing backhaul and fronthaul costs.

The surge in mobile data usage, fueled by anticipation and adoption of advanced releases of 4G and 5G services, drives operators to accelerate and finalize the migration of their networks to a more flexible, feature-rich and cost-optimized IP network architecture. Additionally, the surge in data usage in densely populated areas drives operators to explore new network architectures that utilize a variety of small-cell technologies requiring the deployment of dense wireless transport network in various microwave and millimeter-wave spectral bands. As operators intensify 4G services availability and transition to 5G services, all of which are IP-based wireless access technologies, they look for ways to benefit from IP technology in their transport network while maintaining support for their primary legacy services. The progression that is expected in 5G networks rollout over the next several years, will broaden cellular operators’ assessment of the growing role that wireless backhaul and fronthaul may take in their network, as reaching the small cells with more fiber is expected to become a significant challenge, both physically and economically.

Wireless Broadband Service Providers

For wireless broadband service providers, which offer alternate high data access, high-capacity transport is essential for ensuring continuous delivery of rich media services across their high-speed data networks. If the transport network and its components do not satisfy the wireless broadband service providers’ need for cost-effectiveness, resilience, scalability or ability to supply enough capacity, then the efficiency and productivity of the network may be seriously compromised. While both wireless and wire-line technologies can be used to build these transport systems, many broadband service providers opt for wireless point-to-point microwave solutions. This is due to several advantages of the technology including: rapid installation, support for high-capacity data traffic, scalability and lower cost-per-bit compared to wire-line alternatives.

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

Wireless vs. Fiber Transport

Though fiber-based networks can easily support the rapid growth in bandwidth demands, they carry high initial deployment costs and take longer to deploy than wireless. Certainly, where fiber is available within several hundred feet of the operator’s point of presence, with ducts already in place, and when there are no regulatory issues that prohibit the connection – fiber can become the operator’s preferred route. In other scenarios, high-capacity wireless connectivity using microwave and millimeter-wave technologies (wireless transport), is significantly more cost efficient. Wireless transport is taking a significant role in 4G and 5G network densification as a result of ease, cost and the speed of deployment. In fact, in most cases the return-on-investment from fiber installations can only be expected in the long term, making it hard for operators to achieve lower costs per bit and earn profits in the foreseeable future.

Wireless microwave and millimeter-wave transport solutions on the other hand are capable of delivering high bandwidth, carrier-grade network services. Our wireless transport solutions are suitable for all capacities, carrying multi Gbps of traffic over a single radio connection (or “link”). Unlike fiber, wireless solutions can be set up quickly and are more cost efficient on a per-bit basis from the outset. In many countries, microwave and millimeter-wave links are deployed as alternative routes to fiber, ensuring on-going communication in case of fiber-cuts and network failures.

 Licensed vs. License-exempt Wireless Transport

Licensed wireless transport: Service providers select the optimal available transmission frequency based on the rainfall intensity in the transmission area and the desired transmission range. The regulated, or licensed, microwave bands (4-42GHz) and millimeter-wave bands (71-86GHz) are allocated by government licensing authorities for high-capacity wireless transmissions. The license grants the licensee exclusive use of that spectrum for a specific use thereby eliminating any interference issues. A licensed microwave or millimeter-wave spectrum is typically the choice of leading operators around the world because it matches the bandwidth and interference protection they require. Our licensed spectrum products operate across the entire span of the licensed microwave and millimeter-wave spectrum described herein, from 4GHz microwave to 86GHz, delivering multi Gbps per link and are scalable and versatile to meet all radio access networks, small cells, private networks and long-haul radio transmission paths requirements.

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

Our Solutions

We offer a broad product portfolio of innovative, field-proven, high-capacity wireless transport solutions, which incorporate our unique multicore technology. Our multicore technology is a key element in our differentiation within the wireless transport market, serving the “best-of-breed” market segment. Our multicore technology is comprised of a high order of digital signal carriers embedded in modems having multiple baseband cores, designed for microwave and millimeter-wave communications, and RF integrated circuits (RFIC), which support the entire available microwave and millimeter-wave spectrum. We integrate our multicore technology SoCs into sub-systems and complete wireless transport solutions that deliver high value to our customers. With our approach to solutions, from system-on-a-chip design, all the way to solutions design, we enable cellular operators, other wireless service providers, public safety organizations, utility companies and other private network owners to effectively obtain a range of benefits:

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

Design to Cost. We see increasing demand for smaller systems with low power consumption and a cost structure that fits today’s business environment in the diverse markets, seeking wireless transport solutions. We believe that this complicated puzzle can be solved through vertical integration from system to chip level. Our strategy to drive performance up while driving costs down is achieved through our investment in modem and RF (radio frequency) integrated circuit (IC) design. Our advanced chipsets, which are already in use in more than one million units in the field, integrate all the radio functionality required for high-end microwave and millimeter-wave systems. By owning the technology and controlling the complete system design, we achieve a very high level of vertical integration and cost structure and control over the timing of introducing certain capabilities, which is not available to vendors relying on off-the-shelf chipsets. This, in turn, enables us to yield systems that have superior performance when compared with systems which use off-the-shelf chipsets component available from other single source, due to our ability to closely integrate and fine-tune the performance of all the radio components. We have introduced automated testing that allows us to speed up production while lowering the costs for electronic manufacturing services manufacturers. Thus, we believe we are able to achieve one of the lowest per-system cost positions in the industry and can offer our customers further savings through compact, low power consumption designs – which is becoming a key parameter in the ability of operators to deploy their networks, while meeting operational efficiency targets, and at the same time promote a more “green” environment by reducing energy consumption and environmental pollution caused thereby.

Our Point-to-Multipoint Solutions. Our Millimeter wave (mmW) solutions from Siklu by Ceragon deliver ultra-fast, cost-effective wireless connectivity across urban, suburban, and enterprise environments. Operating in the license-exempt 60 GHz (V-band) and lightly licensed 70/80 GHz (E-band), mmWave technology bypasses the congestion and complexity of traditional microwave and fiber, offering interference-free performance, multi-gigabit speeds, and ultra-low latency. Ultra-low latency is ideal for FWA and enterprise links, License-exempt / lightly licensed spectrum for rapid deployment, and it is optimized for dense environments like the urban jungle, and it provides support for fiber extension, redundancy and metro growth.

Our Products

Our portfolio of products utilizes microwave and millimeter-wave radio technologies that provide our customers with wireless connectivity that dynamically adapts to weather conditions and optimizes range and efficiency for a given frequency channel bandwidth. Our products are typically sold as a complete system comprised of some or all of the following four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We offer all-packet microwave and millimeter-wave radio links, with optional migration from TDM to Ethernet. Our products include integrated networking functions for both TDM, Ethernet and IP/MPLS.

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

IP-20/50 All-outdoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20C-HP	4-11GHz, dual-carrier	Longhaul	Carrier Ethernet
IP-50E	71-86GHz	Shorthaul, Fronthaul, Enterprise access	Carrier Ethernet
IP-50EX/EXP/EXA	71-86GHz	Shorthaul, Enterprise access	Carrier Ethernet
IP-50C	6-42GHz, dual-carrier	Shorthaul	Carrier Ethernet
IP-50CX	6-42GHz, dual-carrier	Shorthaul	Carrier Ethernet

IP-20/50 Split-mount / all-indoor solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-20N / IP-20A	4-86GHz	Shorthaul, Long-haul	Carrier Ethernet, TDM
IP-50GP/GPX	4-86GHz	Shorthaul, Long-haul	Carrier Ethernet, TDM
IP-20F	4-86GHz	Shorthaul	Carrier Ethernet, TDM
IP-20G	6-42GHz	Shorthaul	Carrier Ethernet, TDM

IP-50 disaggregated solutions:

Product	Frequency range	Application	Networking & transport technologies
IP-50FX	6-86GHz	Shorthaul, Long-haul, Routing	Carrier Ethernet

As wireless transport capacity needs grow, the wireless transport network blueprint evolves to supporting more radio carriers in one box (2 carriers, instead of 1) as a basic configuration with the IP-20C-HP product, or even 4+0 (a link utilizing 4-carriers in a carrier-aggregation configuration) in all-outdoor configuration with layer-1 carrier aggregation to support growing capacity needs at minimal footprint with the IP-50C/CX product. Ceragon’s multicore technology covers all network scenarios and site configurations wherever All-outdoor, Split-mount, or All-indoor. Various multicore radio units can be used with IP-20N/IP-20A, IP-50GP/GPX or IP-50FX products, such as RFU-SX, RFU-D and the RFU-D-HP, or IP-50C/CX and IP-50E/EX family in the disaggregated solution (i.e. can be used as a stand-alone, all-outdoor radio or in a split-mount configuration, connected to the IP-50FX). As part of the IP-50FX Disaggregated Cell Site Gateway (DCSG), we introduced a Radio Aware Open Networking (RAON) Software, designed to increase operational efficiency, simplify radio monitoring and management, and expect in the future to release a reduced energy consumption.

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

•
SDN applications – Software (SW) tools with significant impact on our customers’ TCO (total cost of ownership), network availability, and fast network rollout. These applications enable operators to increase their network efficiency and effectiveness with operational optimization and automatization capabilities. With the SDN technology, Ceragon SW solutions are entering into the cloud domain allowing multiple open and flexible deployment scenarios for our customers. Currently, Ceragon is developing and enhancing those and other SW tools in order to expand our offering also to stand-alone SW solutions and services either as on-premises, remote or SaaS services. “Ceragon Insight” is a unified network intelligence and management software suite for wireless transport network. It aims to provide NOC and Engineering teams with deep insight and analytics tools that save money by enabling highly effective operations, assuring quality of service, and speeding response to ongoing and upcoming issues.

IP-100 Platform

Ceragon has invested in a new chipset which incorporates multi-cores in a chipset which was launched in 2024 and is now integrated into our IP-100E family, offering industry-leading performance and capacity. We are already designing the first IP-100 products that will be using that chipset that will significantly increase our wireless transport products capabilities in terms of higher capacity, lower latency and more, the first of them was launched in 2025. These capabilities will make the IP-100 platform the optimized choice for existing and new use cases in the 5G mobile market. The IP-100 platform is expected to expand Ceragon products coverage beyond the MW bands, V-Band and E-Band range (4-86 GHz) and include W-band (up to 110 GHz) and D-band (up to 170 GHz) products.

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

Ceragon Digital Twin is a Ceragon developed tool that creates a virtual representation of customers’ physical networks. The Ceragon Digital Twin can be used to analyze, emulate, diagnose, and optimize the physical network and site infrastructure based on detailed modeling, data collection and interfaces to achieve near real-time, interactive mapping between physical networks and virtual twin networks. Our customers benefit from a data-driven and vendor- agnostic system that proactively identifies network weak spots, redundancies, energy cost inefficiencies, alerts for upcoming capacity bottlenecks, and many other network health and efficiency features. Customers benefit from a more resilient network as well as both CAPEX and OPEX savings, driven by optimized, when and where needed expansion, energy cost reduction, and a lowered need for site visits. We also invest in expanding our Digital Twin solution offering to better support critical private networks requirements, including IoT standards and selected devices.

Ceragon’s Managed Services provide end-to-end, proactive management of the customer’s network operation. Ceragon leverages its decades of networking expertise, specialized software tools and Network Management personnel, to relieve customers from the need to manage their network infrastructure. Professional and efficient network management saves customer resources, provides “peace of mind”, and allows our customers to focus on their actual business activities. These services are specifically designed for smaller public networks and private networks where there is less available headcount and often less technological expertise.

Ceragon's AI-Powered Managed and Professional Services incorporate advanced analytics and automation to support more efficient and consistent network operations. By applying machine learning to network data, these services enable continuous monitoring, early detection of potential issues, and data-driven optimization of network performance. This approach helps shift operational models from reactive troubleshooting toward more proactive and structured maintenance practices, while reducing reliance on manual processes.

As part of our Professional Services, we work with customers across the network lifecycle, including planning, deployment, and ongoing optimization. AI-based insights are used to support capacity planning, improve resource utilization, and enable more informed operational decisions across multi-vendor environments. Together, these capabilities aim to improve network reliability, operational efficiency, and long-term cost management.

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

Our acquisition by merger of E2E expands our services and software offering, focused on the needs of private networks. E2E served dozens of customers, supporting them with meaningful networks deployments and software-based management. E2E brings capabilities in providing a full suite of services and system integration capabilities.

Our Customers

We have sold our products, directly and through a variety of channels, to over 600 service providers and more than 1,600 private network customers in more than approximately 130 countries. Our principal customers are wireless service providers that use our products to expand transport network capacity, reduce transport costs and support the provision of advanced telecommunications services. In 2025, we continued to maintain our position as the number one wireless transport specialist, in terms of unit shipments and global distribution of our business. While most of our sales are direct, we do reach a number of these customers through OEM or distributor relationships. We also sell systems to large enterprises and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographic location.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
Region	2025	2024	2023
North America (*)	33%	23%	28%
EMEA (**)	15%	16%	18%
India	34%	43%	31%
Asia-Pacific	9%	9%	10%
Latin America	9%	9%	13%

(*) As of December 31, 2025, 2024 and 2023, 95%, 97% and 94% represent revenues in the United States.

(**) Including Europe, Middle East and Africa.

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, resellers, distributors and system integrators. Our sales and marketing staff, including services and supporting functions, include approximately 574 employees in many countries worldwide, who work together with local agents, distributors and OEMs to expand our business.

We are a supplier to various key OEMs, system integrators, distributors and resellers, and we are focusing our efforts on direct sales. We also plan to develop additional strategic relationships with equipment vendors, global and local system integrators, distributors, resellers, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Marketing plays an important role in promoting Ceragon’s products, solutions and services in creating lead generation to new and existing customers, and ultimately establishing its leadership and differentiation in the market. Ceragon’s key marketing activities include the following:

•
Proactively planning and executing marketing campaigns and developing content as well as communications material to promote the Ceragon products, solutions and services to customers and prospects over the entire course of the sales-cycle. Activities include advertising, e-mail, press releases, newsletters, marketing collateral (white papers, e-books, brochures, case studies, etc.), blogs, promotional videos and more. This content is produced and written with search engine optimization in mind to ensure Ceragon high ranking in customer organic search results and with AI bots.

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

Research and Development

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products (with particular emphasis on equipment for emerging IP-based networks) and features and effective bandwidth utilization, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and we are full members of the European Telecommunications Standards Institute in order to participate in the formulation of European standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, but also at our sites in Greece, Romania and India (Bangalore). As of December 31, 2025, our research, development and engineering staff consisted of 257 employees globally. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provide us with the ability to design and develop most of the aspects of our proprietary solutions, from chip-level, including ASICs and RFICs, to full system integration. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

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

-
for the standard character mark CERAGON, national registrations in Morocco, Malaysia, Indonesia (under the name of Ceragon Networks AS), Japan, Israel, Mexico, the United States, South Africa, the Philippines, Argentina, Venezuela, Peru, Canada, Nigeria, Brazil and Colombia, United Kingdom, Indonesia, Morocco, Malaysia and India, and International Registration (protection granted in Australia, Iceland, Bosnia & Herzegovina, Korea, Switzerland, Croatia, Norway, Russia, China, Ukraine, CTM (European Union), Turkey, Singapore, Macedonia, Egypt, Kenya and Vietnam);

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

We compete with several wireless equipment providers worldwide that vary in size and in the types of products and solutions they offer. Our primary competitors include large wireless equipment manufacturers referred to as generalists, such as Huawei Technologies Co., Ltd., L.M. Ericsson Telephone Company, Nokia Corporation and ZTE Corporation. In addition to these primary competitors, several other smaller wireless transport equipment suppliers, including Aviat Networks Inc., SIAE Microelectronica S.p.A, Cambium Networks (60GHz MESH products only), and Intracom telecom, offer and develop products that compete with our products.

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

•	our design to cost structure;

•	our time-to-market advantage, due to having our own technology and our own chipsets;

•	our focus on high-capacity, point-to-point microwave and point-to-point as well as point-to-multipoint millimeter-wave technologies, which allows us to quickly adapt to our customers’ evolving needs;

•	the range of rollout services offering for faster deployment of an entire network and reduced total cost of ownership;

•	our support and technical service, experience and commitment to high quality customer service,

•	our ability to expand to other vertical markets such as oil and gas, utilities, defense and public safety, by drawing upon the capabilities of our technologies and solutions;

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

In March 2014, we participated in two Magnet Consortium Programs, called “Hyper” and “Neptune” (the “Magnet Programs”), sponsored by the IIA. Under these Magnet Programs, which are intended to support innovative generic industry-oriented technologies, we cooperated with additional companies and research institutes. In the years 2016, 2017 and 2018 we received approval from the IIA for a sum of $3.8 million in aggregate, under these Magnet Programs. These two Magnet Programs have ended. The R&D Law applies to Magnet Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Programs’ internal agreements between the consortium members may apply.

 In 2020, we joined as a member to an Industrial consortium called “WIN – Wireless Intelligent Networks Consortium” under a MAGNET consortium. The project ended. In the framework of this project, Ceragon received a grant totaling $1.2 million during the years 2020-2024.

In 2020, we signed with Ariel University a Research and License Agreement under a Magneton plan. This project has ended. In the framework of this project, we received a grant totaling $0.6 million during the years 2020-2024.

In 2021, we applied under the Promoting Applied Research in Academia (Nofar). Under this project, we supported a development plan of Ariel University and funded 10% of this plan (the IIA grants the other 90%). This plan did not call for any grant from the IIA. This project has ended.

In January 2023, we applied under the Magneton Plan with the Technion, Haifa Institute of Technology (“Technion”). This project, called “SW Managed Diplexer”, was approved by the IIA. The project started in January 2024 and is expected to end in February 2027. During 2024 and 2025 we received a grant totaling approximately $0.3 million, and we expect to receive an additional amount of approximately $0.1 during 2026.

In January 2023, we entered as a member into the Magnet Consortium Program is called “MM Production”. The total grant for this project is approximately $1.0 million (for a three-year period). So far, we have received an amount of $0.6 million, and we are expected to receive an additional amount of approximately $0.1 during 2026. The R&D Law applies to the Magnet Consortium Programs, including the restrictions on transfer of know how or manufacturing outside of Israel, as described above. In addition, certain restrictions resulting from Magnet Consortium Programs’ internal agreements between the consortium members may apply.

In February 2023, we applied under the Magneton Program with Ben-Gurion University. This program called “MESH Scheduling based AI” was approved and the total grant for it is approximately $0.2 million (for a two year-period). We have received the total grant and the project has ended.

In March 2023, we applied under the Magneton Plan with Tel-Aviv University. This program called “Fault Analysis” was approved and the total grant for it is approximately $0.2 million (for a one-year period). We have received the total grant and the project has ended.

In May 2023, we applied under the Industry Research Program for research in the D-band field. This program was approved and the total grant for it is approximately $1.0 million (for a two-year period). So far, we have received approximately $0.7 million and we are expected to receive the remaining amount during 2026.

During 2024 we applied under the Magneton Plan with Ben-Gurion University. This program, called “Identifying and classifying communication network fault locations”, was approved and the total grant for it is approximately $0.3 million (for a two year-period). The project started in March 2025. So far, we have received approximately $0.2 million.

In addition, we are part of a Horizon Europe project called Unity-6G. The UNITY-6G project aims to address energy efficiency and sustainability challenges in networked services, leveraging technologies like AI/ML, distributed ledger technologies (DLTs) to secure data exchange and build trust between parties, and via different network access technologies such as Non-Terrestrial Networks (NTNs), Non-Public Networks (NPNs), or approaches such as Open Radio Access Network (O-RAN). The project focuses on developing energy-efficient, integrated network infrastructures supporting convergence and interoperability of heterogeneous domains, including wireless networking, IoT, and mobile and distributed computing. The project started in January 2025, and we are expected to receive from the European Commission an amount of approximately $0.8 million total (for three-year period). So far, we have received approximately $0.6 million, and we are expected to receive an additional amount of approximately $0.2 during 2026.

In 2025, we applied under the Magneton Plan with Universidad Carlos III de Madrid. This program, called “Optimizing TX Power”, was approved and the total grant for is for approximately $0.4 million (for a two year-period). The project started in March 2026 and so far, we have received approximately $0.1 million.

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

With respect to Siklu, between the years 2008-2020, Siklu received grants from the IIA in the total amount of approximately $14.6 million (approximately $16.4 million, including interest) for 20 files under a royalty-bearing program. So far, Siklu has reported to the IIA royalties in the amount of approximately $9.1 million and has paid to the IIA royalties in the amount of approximately $7.1 million. Accordingly, as of December 31, 2025, Siklu's debt to the IIA amounts to approximately $2.6 million. In 2023, Siklu agreed with the IIA to pay its past debt in monthly payments over a 5-year period, with the first payment being approximately $0.1 million and the remaining payments being $30,000 per month, after which the remaining debt shall be immediately repaid.

 In addition, Siklu has also received from the European Commission (under the Horizon Europe program) a total amount of $2.2 million for four non-royalty-bearing programs (called “5G-PHOS”, “THOR” , “5G-COMPLETE” and “Int5Gent”), which have ended, and an amount of $0.37 million for one non-royalty-bearing program (called “PARALIA”), which is still active. An additional amount of approximately $0.1 million is expected to be received from the European Commission for the program “PARALIA”.

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

For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between 2023 and 2024, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 25, 2025.

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

Industry Trends

Market trends have placed, and will continue to place, pressure on our solutions, products and services. Our objective is to continue meeting the demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•
The widespread surge in network traffic in 2020 to date emerging from the COVID-19 pandemic has significantly affected the way business and individuals access information for work and leisure. National lock-ins for large parts of the population and labor market trends brought many businesses to exercise company-wide work-from-home activities with massive use of video conferencing and cloud network communication. Entire families stay longer at home and extensively consume video streaming and online gaming, along with video chats with friends and relatives. The result is an increase in broadband demand. Some countries, even developed ones, lack broadband communication networks in rural areas. As a result, service providers are required to increase network investment to match the network capabilities to the surge in broadband demand. We anticipate that the increase in network traffic which service providers experienced amidst the pandemic will remain and may even increase, as companies and employees adapt to broader use of telecommuting, and families adopt higher use of video calls/chats as larger portions of the world population, young and elderly alike, use highly visual remote communication tools and high-volume communication transactions.

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

•
Software Defined Networking (SDN) is a concept aimed at simplifying network operations and allowing network engineers and administrators to quickly respond to a fast-changing business environment. SDN delivers network architectures that transition networks from a world of task-specific dedicated network devices, to a world of optimization of network performance through network intelligence incorporated within network controllers performing control functions and network devices, which perform traffic (data-plane) transport. Our wireless transport solutions are SDN-ready, built around a powerful software-defined engine and can be incorporated within the SDN network architecture. Our SDN architecture is envisioned to provide a set of applications that can achieve end-to-end wireless transport network optimization by intelligently making use of the scarce network resources, such as spectrum and power consumption.

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

•
The adoption of AI across the telecommunications industry is accelerating and is expected to be a key driver of future network evolution, particularly in the context of 5G and emerging 6G architectures. Industry participants are increasingly incorporating AI capabilities into network infrastructure to enable enhanced automation, real-time optimization, predictive maintenance, and improved energy efficiency. These developments are contributing to the transition toward more autonomous, software-driven, and programmable networks, including the emergence of AI-native and AI-assisted radio access network (“RAN”) architectures. As operators seek to manage growing data traffic, complexity, and performance requirements, demand is increasing for solutions that integrate AI across network planning, deployment, and operations.

In parallel, the rapid growth of AI-driven applications, particularly those requiring real-time inference, such as generative AI, autonomous systems, and immersive digital experiences, is expected to materially increase network requirements, including higher capacity, lower latency, and more distributed compute capabilities. This is driving increased adoption of edge computing architectures and placing greater emphasis on network reliability, uplink performance, and deterministic latency. As a result, telecommunications operators and enterprises operating private networks are investing in next-generation infrastructure capable of supporting these workloads, while also expanding the use of AI beyond core network functions into customer-facing applications, enterprise services, and internal operations. The adoption of AI also introduces new considerations, including regulatory compliance, data privacy, cybersecurity, and governance requirements, which may influence the pace and structure of AI-related investments across the sector.
We are also experiencing pressure on our sale prices as a result of several factors:

•
Increased competition. Our target market is characterized by vigorous, worldwide competition of large and aggressive competitors for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures and growing competition.

•
Regional pricing pressures. A significant portion of our sales derives from India, in response to the rapid build-out of cellular networks in that country. For the years ended December 31, 2025 and 2024, 34.4% and 42.5%, respectively, of our revenues were earned in India. Sales of our products in these markets are usually at lower gross margins in comparison to other regions.

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

Restructuring and related charges. Restructuring expenses consist primarily of costs associated with reduction in workforce, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions. Restructuring and related expenses are reported separately in the consolidated statements of operations.

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

Integration-related expenses represent incremental costs related to combining the Company and its business acquisitions, primarily third-party consulting and other third-party services related to merging the previously separate companies' systems and processes.

Financial and other expenses, net. Our financial and other expenses, net, consist primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans and factoring activities, holdback amount fair value adjustments other fees and commissions paid to banks, actuarial losses and other expenses.

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

Impact of recently adopted accounting standards

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption (see Note 2 of our audited consolidated financial statements).

Comparison of Period to Period Results of Operations

The following table presents a consolidated statement of operations data for the periods indicated as a percentage of total revenues.

	Year Ended December 31
	2025	2024
Revenues	100%	100%
Cost of revenues	66.2	65.3
Gross profit	33.8	34.7
Operating expenses:
Research and development, net	9.0	8.9
Sales and marketing	14.4	11.3
General and administrative	7.2	3.6
Restructuring and related charges	1.1	0.4
Acquisition and integration-related charges	-	0.4
Other operating expenses	-	0.3
Total operating expenses	31.7	24.9
Operating income	2.1	9.8
Financial expenses and others, net	1.9	2.9
Taxes on income	0.8	0.8
Net Income (Loss)	(0.6)%	6.1%

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues. Revenues totaled $338.7 million in 2025 as compared to $394.2 million in 2024, a decrease of $55.5 million, or 14.1%. Revenues in North America increased to $112.8 million in 2025, from $89.9 million in 2024. Revenues in India decreased to $116.7 million in 2025, from $167.6 million in 2024. Revenues in EMEA decreased to $49.3 million in 2025, from $65.0 million in 2024. Revenues in Latin America decreased to $30.4 million in 2025, from $37.2 million in 2024. Revenues in APAC decreased to $29.7 million in 2025, from $34.5 million in 2024. The acquisition of E2E by way of merger at the beginning of 2025 contributed to our revenue.

Cost of Revenues. Cost of revenue totaled $224.2 million in 2025 as compared to $257.3 million in 2024, a decrease of $33.2 million, or 12.9%. The decrease was primarily due to a decrease of $35.5 million related to material costs, mainly resulted from the lower volume of revenues, a decrease of $1.1 million related to salaries and employee-related expenses, a decrease of $0.8 million in shipping and storage costs (net of increase in cost), offset by an increase of $3.2 million in service costs, an increase of $1.0 of million in Amortization of intangibles and increase of $0.1 in other Expenses. Our cost of revenue includes the impact of the acquisition of E2E by way of merger at the beginning of 2025.

Gross Profit. Gross profit decreased to $114.6 million or 33.8% as a percentage of revenues in 2025 from $136.9 million or 34.7% in 2024. This decrease in gross profit is mainly attributable to the decline in revenues compared to the prior year, partially offset by better regional mixture with increase in revenues from North America and reduction in revenues from India, tight control over general operational costs, and improved supply chain costs.

Research and Development Expenses, Net. Our net research and development expenses totaled $30.4 million in 2025 as compared to $35.0 million in 2024, resulting in a decrease of $4.5 million, or 12.9%. The decrease was primarily due to a decrease of $4.7 million in salaries and related expenses, and was offset by an increase of $0.2 others research and development expenses. Our research and development expenses include the impact of the acquisition of E2E by way of merger at the beginning of 2025.

Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain or slightly increase our commitment to research and development, and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. As a percentage of revenues, research and development expenses represent 9.0% and 8.9% in 2025 and 2024.

Sales and Marketing Expenses. Sales and marketing expenses totaled $48.7 million in 2025, as compared to $44.7 million in 2024, an increase of $4.0 million, or 8.9%. The increase was primarily attributed to an increase of $2.5 million in salaries and related expenses, an increase of $0.6 million in travel costs, an increase of $0.3 million in software and hardware maintenance, an increase of $0.3 million in depreciation expenses, and an increase of $0.3 million in other sales and marketing expenses. Our sales and marketing expenses include the impact of the acquisition of E2E by way of merger at the beginning of 2025.

General and Administrative Expenses. General and administrative expenses totaled $24.4 million in 2025 as compared to $14.2 million in 2024, an increase of $10.2 million, or 71.5%. The increase was primarily attributed to a change of $9.3 million in credit loss expenses. The change in credit loss expenses was mainly attributed to the fact that 2024 included a recovery of $9.1 million from a single customer in Latin America, which significantly reduced credit loss expenses in that period. In addition, there was an increase of $1.1 million in information technology (IT) related costs, an increase of $0.4 million in depreciation expenses, and an increase of 0.6 million in other general and administrative expenses, offset by a decrease of $0.8 million in salary and employee-related expenses, and a decrease of $0.4 million in audit and consulting fees. As a percentage of revenues, general and administrative expenses were 7.2% in 2025 compared to 3.6% in 2024. Our general and administrative expenses include the impact of the acquisition of E2E by way of merger at the beginning of 2025.

Restructuring and related charges. Restructuring and related charges totaled $3.7 million in 2025, as compared to $1.4 million in 2024. The increase was primarily attributed to contractual and termination severance pay and other related costs for the impacted employees. These expenses are not incurred on a consistent basis and may vary from period to period depending on the scope and nature of restructuring programs implemented.

Acquisition and integration-related charges. Acquisition and integration-related charges totaled $0.1 million in 2025, as compared to $1.7 million in 2024. The expenses in 2024 were primarily related to the acquisition and integration of Siklu, while in 2025 they were primarily related to the acquisition of E2E. The decrease included a $1.2 million reduction in integration-related expenses, partially offset by a $0.2 million increase in acquisition-related professional and services fees. In addition, the Company recorded a $0.6 million favorable adjustment to the earn-out liability related to the E2E acquisition in 2025, compared to no such adjustment in 2024.

Other operating expenses. Other operating expenses totaled $0.0 million in 2025, as compared to $1.2 million in 2024, related to the provision for the settlement of a class action claim (see Note 1C of our audited consolidated financial statements).

Financial and other expenses, Net. Financial expenses and others, net totaled $6.5 million in 2025 as compared to $11.5 million in 2024, a decrease of $4.9 million, or 43.0%. The decrease was mainly attributed to a favorable change of $3.5 million related to mark-to-market revaluation of acquisition-related holdback liability, which resulted in income in 2025 compared to expenses in 2024, a decrease of $1.2 million in interest on loans and factoring fees, a decrease of $0.1 million in exchange rate differences, and a decrease of $0.1 million in other financial expenses. As a percentage of revenues, financial and other expenses, net, were 1.9% in 2025 compared to 2.9% in 2024.

Taxes on income. Tax expenses were $2.8 million in 2025, compared to $3.2 million in 2024, resulting in a decrease of $0.4 million. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries. The decrease primarily reflects reduced profitability.

Net Income. In 2025, the Company had a net loss of $2.1 million compared to a net income of $24.1 million in 2024. As a percentage of revenues, net loss was (0.6%) in 2025 compared to a net income of 6.1% in 2024.

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

Fluctuation in the exchange rates between any of these currencies (other than U.S. dollars) and the U.S. dollar could significantly impact our results of operations as well as the comparability of these results in different periods. Even in cases where our revenues or our expenses in a certain currency are relatively modest, high volatility of the exchange rates with the U.S. dollar can still have a significant impact on our results of operations. For example, in recent years we have suffered a significant adverse impact on our financial results due to fluctuation in the exchange rates of the U.S. dollar compared to the INR (Indian Rupee), New Israeli Shekel (NIS), NOK (Norwegian Kroner), NGN (Nigerian Naira) and the ARS (Argentine Peso). We partially reduce currency exposure to NIS by entering into hedging transactions and may do so for other currencies in the future. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. For a discussion of our hedging transactions, please see Item 11.”QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2025, the U.S. dollar appreciated in relation to the NIS at a rate of -12.5%, from NIS 3.647 per $1 on December 31, 2024, to NIS 3.19 per $1 on December 31, 2025. In 2024, the U.S. dollar appreciated in relation to the NIS at a rate of 0.6%, from NIS 3.627 per $1 on December 31, 2023, to NIS 3.647 per $1 on December 31, 2024.

The annual rate of inflation in Israel was 2.6% in 2025 and 3.2% in 2024.

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

Additionally, due to the nature of our global presence and operations, we are subject to the law and jurisdiction in the countries where our branches or subsidiaries are located or in which we conduct our operations. For a discussion of the effects of governmental regulation and our global spread and operation of our business, see Item 3. “KEY INFORMATION” – Risk Factors – “We are subject to complex and evolving regulatory requirements that may be difficult and expensive to comply with and that could adversely impact our business, results of operations and financial condition”, “As part of our business are located throughout Europe, we are exposed to the negative impact of invasion of Ukraine by Russia on the European markets in which we operate and on our operations”, “Our international operations expose us to the risk of fluctuations in currency exchange rates and restrictions related to foreign currency exchange controls” and “Due to the volume of our sales in emerging markets, we are susceptible to a number of political, economic and regulatory risks that could have a material adverse effect on our business, reputation, financial condition and results of operations. This includes the business practices in such emerging markets, that may expose us to legal and business conduct-related regulatory risks”.

B.	Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering, proceeds from exercise of stock options, follow-on offerings, cash provided by operating activities, and various loans and facilities from banks, including factoring and grants from the IIA.

The Company entered into the revolving Credit Facility, dated as of March 14, 2013 by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (the “Credit Facility”).  The Credit Facility has been renewed and amended several times during the past years according to the Company’s needs and financial position.

In June 2023, the Company signed an amendment to the Credit Facility pursuant to which the term of the Credit Facility was extended by additional year to June 30, 2024. This amendment also included an increase of $9.8 million to $72 million to the Credit Facility for Loans and a decrease of $11.9 million to the bank guarantees credit lines to $45.9 million.

In December 2023, in connection with the acquisition of Siklu, the Company signed an amendment to the Credit Facility in which it obtained the approval of the syndication of banks to carry out Siklu's acquisition and added additional bank, Bank Mizrahi Tefahot Ltd., to the syndication agreement. This amendment also included an increase of $5 million to $77 million to the Credit Facility for Loans.

In June 2024, the Company signed an amendment to the Credit Facility pursuant to which the term of the Credit Facility was extended by an additional 2 years to June 30, 2026. This amendment also included a decrease of $5 million to the bank guarantees credit lines to $40.9 million.

As of December 31, 2025, the Company has utilized $19.0 million of the $77 million available under the Credit Facility for short-term loans. During 2025, the credit lines carried interest rates in the range of 4.94% and 6.44%.

As of December 31, 2025, the total credit facilities for bank guarantees and for loans is $117.9 million.

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

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2025 and 2024, the Company met all of its covenants.

As of December 31, 2025, we had approximately $38.4 million in cash and cash equivalents.

In 2025, our $31.6 million in cash provided by operating activities was affected by the following principal factors:

Net loss of $2.1 million;

•	$43.7 million decrease in trade and other accounts receivable and prepaid expenses, net;

•	$14.3 million of depreciation and amortization expenses;

•	$4.6 million decrease in operating lease right-of-use assets; and

•	$4.1 million share-based compensation expenses.

              These factors were offset mainly by:

•	$27.1 million decrease in trade and other accounts payable and accrued expenses, net;

•	$3.1 million decrease in operating lease liability;

•	$2.1 million increase in inventories;

•	$0.6 million decrease in accrued severance pay and pensions, net; and

•	$0.2 million decrease in deferred revenues.

In 2024, our $26.2 million in cash provided by operating activities was affected by the following principal factors:

•	Net income of $24.1 million;

•	$26.9 million increase in trade and other accounts payable and accrued expenses, net;

•	$12.1 million of depreciation and amortization expenses;

•	$7.6 million decrease in inventories;

•	$4.6 million decrease in operating lease right-of-use assets;

•	$4.3 million share-based compensation expenses; and

•	$0.3 million of loss from sale of property and equipment, net.

              These factors were offset mainly by:

•	$44.9 increase in trade and other accounts receivable and prepaid expenses, net;

•	$4.2 million decrease in operating lease liability;

•	$3.6 million decrease in deferred revenues; and

$1.0 million decrease in accrued severance pay and pensions, net

Net cash used in investing activities was approximately $24 million for the year ending December 31, 2025, as compared to net cash used in investing activities of approximately $16.5 million for the year ended December 31, 2024. In the year ended December 31, 2025, our investing activities were comprised of $13.6 million paid for purchases of property and equipment, $6.6 million paid as cash consideration for the acquisition of E2E, and $3.8 million of software development costs capitalized. In the year ended December 31, 2024, our investing activities were comprised of $14.6 million paid for purchases of property and equipment and $1.9 million of software development costs capitalized.

Net cash used in financing activities was approximately $5.5 million for the year ended December 31, 2025, as compared to approximately $1.5 million net cash used in financing activities for the year ending December 31, 2024. In the year ended December 31, 2025, our net cash used in financing activities was primarily due to repayments of bank credits and loans of $6.2 million offset by proceeds from exercise of stock options of $0.7 million.  In the year ended December 31, 2024, our net cash used in financing activities was primarily due to repayments of bank credits and loans of $7.4 million offset by proceeds from exercise of stock options of $5.9 million.

Our material cash requirements as of December 31, 2025, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditure primarily consists of purchases of manufacturing and test equipment, computers and peripheral equipment, office furniture and equipment. Our capital expenditures were $13.6 million in 2025, $14.6 million in 2024 and $10.0 million in 2023. We will continue to make capital expenditures to meet the expected growth of our business.

During the normal course of business, we enter into certain lease contracts with lease terms through 2034. As of December 31, 2025, the total remaining contractual obligations are approximately $17.7 million, of which $4.9 million is for the next 12 months. Our lease obligations consist of the commitments under the lease agreements for offices and warehouses for our facilities worldwide, as well as car leases. Our facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $4.5 million in 2025, $4.6 million in 2024, and $4.0 million in 2023.

Our purchase obligations consist primarily of commitments for our operating activities and working capital needs. Our operating expenses were $107.3 million in 2025, $98.1 million in 2024 and $98.7 million in 2023. As of December 31, 2025, the Company had outstanding inventory purchase orders with its suppliers in the amount of $18.2 million.

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

Our research and development activities are conducted mainly at our facilities in Rosh Ha’Ayin, Israel, and also at our sites in Greece, Romania and India (Bangalore). As of December 31, 2025, our research, development and engineering staff consisted of 257 employees globally. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter-wave design, modem and signal processing, data communications, system management and networking solutions.

The IIA sometimes participate in our R&D funding for our Israel-based company. For more information regarding the restrictions imposed by the R&D Law and regarding grants received by us from the IIA, please see Item 4. “INFORMATION ON THE COMPANY- B. Business Overview - The Israel Innovation Authority.”

Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from chip-level, including both ASICs and RFICs, to full system integration. Our research and development projects currently in process include extensions to our leading IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the name, age and position of each of our current directors and executive officers:

Name	Age	Position
Ilan Rosen(1)	68	Chairman of the Board of Directors
Shlomo Liran (1)	74	Director
Efrat Makov (1)	58	Director
Rami Hadar (1)	62	Director
David (Dudi) Ripstein (1)	59	Director
Robert Wadsworth(1)	65	Director
Yael Shaham (1)	57	Director
Doron Arazi	62	Chief Executive Officer
Ronen Stein	58	Chief Financial Officer
Ronen Ben-Hamou	54	Chief Revenue Officer
Oz Zimerman	62	Chief Marketing Officer & EVP Corporate Development
Hadar Vismunski Weinberg	53	Chief Legal Officer & Corporate Secretary
Michal Goldstein	55	Chief People Officer
Ulik Broida	59	Chief Product Officer
Dima Friedman	57	Chief Operating Officer
Ori Shental	51	Chief Technology Officer

(1)	Independent Director.

Set forth below is a biographical summary of each of the above-named directors and members of senior management.

Ilan Rosen has served as the Chairman of our Board of Directors since July 2023, and as our director since July 2021. Mr. Rosen served as Managing Director in HarbourVest Partners LLC, a global private equity firm with more than 700 employees, that manages about $75B worth of investments in various private equity strategies around the globe. Mr. Rosen additionally serves as a board member of the “Nazareth District Water and Sewage municipal authority LTD” since 2019. From 1997-2012 Mr. Rosen served as Chairman of the Board of Tdsoft LTD which later merged into VocalTec. In the years 1996-2003 Mr. Rosen served as VP of Investments at Teledata Communications, where he was an active Chairman of various Teledata Subsidiaries. From 1993-1996 he served as the CEO of Adsha Development Ltd. From 1989-1993 Mr. Rosen worked as a Senior Investment Manager at the Bank Hapoalim Investment Company. In the years 1985-1989 he worked as an economic consultant at A. Twerski Economic Consulting. Mr. Rosen holds a B.Sc. (cum laude) in Mechanical Engineering from Tel Aviv University in 1979 and an MBA from Tel Aviv University in 1986.

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

Efrat Makov has served as our director since October 2022. Ms. Makov is currently also serving as a director of Allot Ltd. and B Communications Ltd. Ms. Makov previously served as a director of BioLight Life Sciences Ltd., Kamada Ltd., Anchiano Therapeutics Ltd. and iSPAC 1 Ltd. During the years 2007-2010, Ms. Makov served as the CFO of Alvarion. During 2005-2007 she served as the CFO of Aladdin Knowledge Systems. During 2002-2005, Ms. Makov served as Vice President of Finance at Check Point Software Technologies and previously, during 2000-2002, as a director of finance at NUR Macroprinters Ltd. During 1993-2000 Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

Rami Hadar has served as our director since July 2021. Mr. Hadar serves as a Managing Partner in Claridge Israel, as well as serves on the board of its portfolio companies: AlgoSec, Gigaspaces, Cloudify, Shopic and D-Fend. In the years 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications. Earlier in his career, between 2002-2005, Mr. Hadar served as CEO of Native Networks. Prior to that, between 1997-2002, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President, Sales and Marketing. Between the years 1990-1995 Mr. Hadar co-founded and served as the CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications. Mr. Hadar continued with DSPC’s executive management team for two years, and subsequently the company was acquired by Intel. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion

David Ripstein has served as our director since July 2021. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. From June 2022 to January 2023 Mr. Ripstein served as the Chief Executive Officer of SatixFy Ltd. From 2017 to 2022, Mr. Ripstein served as the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016 Mr. Ripstein served as the CEO of Spotoption Technologies a fintech software provider. From 2000-2015, Mr. Ripstein served in various positions in Radcom, a Nasdaq-traded (RDCM) provider of service assurance solutions, first for six years as a General Manger and then for nine years as its President & Chief Executive Officer. Prior to Radcom, between the years 1999-2000 Mr. Ripstein co-founded two technology startups and between 1989-1999 served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces-Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion.

Robert Wadsworth has served as our director since May 2024. Mr. Wadsworth currently serves on the Board of Directors of AGL Credit Management, Whisker Labs Inc., Spiro Technologies, and Direct Commerce, and on HarbourVest supervisory committee. He serves as a founding partner of both W3 Capital, LLC, a family investment firm, and as a founding partner of New Harbour Partners, a small enterprise private equity firm, where he served in the Executive Management Committee (office of the CEO) from 2011 to 2019. From 1997 he is a founding partner of HarbourVest Partners, the successor entity of Hancock Venture Partners, where in 1986 he served as a senior partner overseeing global direct investment activity and a member of the firm's Executive Management Committee. Mr. Wadsworth’s prior experience also includes management consulting with Booz, Allen & Hamilton during 1982 to 1984, where he specialized in the areas of operations strategy and manufacturing productivity. He holds a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

Yael Shaham has served as a director of the Company since September 2023. Ms. Shaham has over 25 years of experience in executive management and strategic leadership. She currently serves on the board of directors of Clalit Health Services, where she also chairs the Technology and Innovation Board Committee, and on the board of directors of Seach Medical Group, where she serves on the Audit and Compensation Committees. Ms. Shaham previously served on the board of directors of Glassbox and as General Manager of the Enterprise Division at Kaltura. Prior to that, from 2001 to 2019, she held a number of senior leadership roles at Amdocs, including General Manager of the Network Division, the IT & Operations Division, and the Revenue Management Division. Ms. Shaham holds an M.A., cum laude, in Organizational Sociology and a B.A., summa cum laude, in Computer Science and Sociology, both from Bar-Ilan University.

Doron Arazi has served as our Chief Executive Officer since July 2021. He rejoined Ceragon after taking a year and a half break where he served as CFO of privately held software companies in the Cyber and Telecom spaces. Mr. Arazi originally joined the company in 2014 as Executive Vice President and Chief Financial Officer, and in 2016 was appointed Deputy CEO, while continuing to carry the role of Chief Financial Officer. Prior to joining Ceragon, during 2010-2014, Mr. Arazi managed the business relationship with a U.S. Tier 1 mobile operator in Amdocs and was responsible for hundreds of employees. Prior to Amdocs, Mr. Arazi looked after the financial and growth activities of other high-tech companies in the telecommunications sector, including serving as CFO of Allot Communications between 2007-2010 and VP of Finance at Verint between 2000-2007. Mr. Arazi is a CPA and holds a B.A. degree in Economics and Accounting as well as an MBA degree focusing on Finance and Insurance, both from Tel Aviv University.

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

Ronen Ben-Hamou has served as our Chief Revenue Officer since January 2026 and as our Chief Growth Officer, since December 2023. Mr. Ben-Hamou brings over 20 years of international leadership experience in C-level, general management, business, and technical executive roles in the Telecommunication and IoT industries. He has led innovation and managed large-scale international organizations focusing on system, silicon, and software development. Prior to joining Ceragon, between the years 2019-2023 Mr. Ben-Hamou served as the CEO of Siklu, a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. His extensive experience includes commercializing new technologies with Tier 1 customers as well as driving digital transformation across the globe. Mr. Ben-Hamou’s previous roles also included EVP of Products & Solutions and Head of Global R&D as well as EVP, of IoT Technologies & Solutions at Telit during 2015-2017. Prior to that, during 2011-2015, he held leadership positions at Ericsson, as COO & Head of R&D of their Modems business unit, ST-Ericsson as SVP & GM of Thin Modem Solutions, and Infineon Technologies as VP & GM of Entry Phone base unit. Mr. Ben-Hamou holds a B.Sc. degree in Electrical Engineering from Coventry University in the UK.

Oz Zimerman joined Ceragon in March 2013 and currently serves as our Chief Marketing Officer & EVP Corporate Development. Oz brings with him over 25 years of global executive business experience in marketing, business development and strategy. From 2008 to 2012, Mr. Zimerman was Corporate Vice President Marketing and Business Development at DSP Group, where he penetrated world leading consumer electronic customers, acquired new technology which became the main growth engine of the company, established the DECT ULE Alliance and managed relations with top executive decision makers at world leading service providers. Prior to joining DSP Group, from 1998-2006, Oz was VP Channels Sales, Business Development and Strategic Marketing at ECI Telecom, where he defined and implemented exceptional and innovative pricing approach generating sharp sales increase. Prior to his work at ECI, between 1993-1997 he was Engagement Manager at Shaldor, a leading management consulting firm. Mr. Zimerman holds a B.Sc. in Industrial Engineering & Management from NYU University (summa cum laude) and a Master of Science in Engineering and Management from Columbia University.

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

Michal Goldstein has served as our Chief People Officer since March 2020. Previous to this appointment, during 2015-2020 Ms. Goldstein served as the Chief Human Resources Officer of Contentsquare, a privately held global software company. Prior to Contentsquare, during 2011-2015 Ms. Goldstein was Vice President of Human Resources Centers of Excellence at NICE Systems (Nasdaq), as well as served in various Human Resources Business Partner positions at Amdocs during 2000-2011, where she spent eleven years, including three years in the company’s Silicon Valley office. Ms. Goldstein has a background in organizational development and consulting and holds a B.A in Psychology from the University of Haifa, Israel, an M.Sc. in Organizational Psychology from the University of Nottingham, UK, and a Doctor of Management Degree from the University of Hertfordshire, UK, specializing in organizational complexity.

Ulik Broida has served as our Chief Product Officer since January 2019 and in April 2021 joined Ceragon’s executive management team as Executive Vice President Solutions Management. In February 2022, Mr. Broida also assumed the role of Executive Vice President Products. Mr. Broida is responsible for product strategy, innovation and product management, and leads the company’s Product Management and Global Sales Engineering teams to ultimately support global sales in delivering value to service providers and mission critical private networks worldwide. Commencing in February 2022, Mr. Broida also leads the products research and development from inception and design using innovative, cutting-edge technologies, all the way to high volume production. Mr. Broida brings over 21 years of experience in strategic marketing and product strategy in the Telecom and IIOT industry. Prior to joining Ceragon, between the years 2016-2019 Mr. Broida served as the VP Marketing at mPrest, where he was responsible for product management, marketing, and business development. He served as Vice President of Marketing and Business Development at RAD from 2013 to 2016 and held numerous additional VP product management roles in Wavion (2010-2013), NICE (2006-2010), Alvarion (2000-2006). Mr. Broida holds a B.Sc in Electrical Engineering from the Technion, Israel’s Institute of Technology, and a Master’s degree in Business Administration from the Tel Aviv University.

Dima Friedman joined Ceragon in 2023 and serves as Chief Operating Officer. Mr. Friedman brings with him over 28 years of experience in business operations including supply chain management, customer service, engineering and corporate quality. Prior to joining Ceragon, Mr. Friedman served as Corporate Vice President of Operations (2010-2022) at DSP Group Inc., a publicly traded global leader in wireless communication and voice processing chipsets and algorithms. Mr. Friedman joined DSP Group in 1995 and served in a number of additional capacities including responsibilities for manufacturing engineering, production test engineering, foundry and assembly technology, configuration and lifecycle management, supplier management, product quality and reliability, as well as other business functions. Prior to his extensive career at DSP Group, Mr. Friedman additionally served two years at National Semiconductor. Mr. Friedman has a BSc in Electrical Engineering from Tel Aviv University, and has completed the Senior Executive Education Program at the Coller School of Management, Tel Aviv University.

Ori Shental joined Ceragon in 2026 and serves as Chief Technology Officer. Prior to joining Ceragon, Dr. Shental served as a research lead at Qualcomm, working on 6G pre-standardization and 5G millimeter-wave network planning (2020–2025). From 2016 to 2020, he was a Member of the Technical Staff in the Communications Theory Department at Nokia Bell Labs, home to the pioneers of MIMO. Earlier in his career, he held senior R&D roles at Toga Networks (2015–2016), Qualcomm Israel (2008–2015), and served as a consultant to RADCOM (2003–2006). From 1996 to 2003, he served as an R&D officer in Israel’s elite technological unit. He has authored more than 150 peer-reviewed publications and granted patents and has received multiple awards and recognitions for excellence in research and development. Dr. Shental has been an Adjunct Professor at Columbia University since 2018. He was a Postdoctoral Fellow at the University of California, San Diego, from 2006 to 2008, and holds a B.Sc. and Ph.D. in Electrical Engineering from Tel Aviv University, earned in 1996 and 2006, respectively.

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

During 2025, the aggregate compensation paid by us or accrued on behalf of all persons listed in Section A above (Directors and Senior Management), and other directors and executive officers who served as such during 2025, consisted of approximately $4.1 million in salary, fees, bonuses, commissions and directors’ fees and approximately $0.7 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to our officers and other fringe benefits commonly reimbursed under local practices or paid by companies in Israel (all the amounts were translated to USD based on exchange rate as of December 31, 2025).

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

Cash Compensation Our directors (except for Mr. Ilan Rosen, our Chairman of the Board of Directors (“Chairman”), as described below) are compensated in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as amended by the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) - 2000 (the “Foreign Listed Regulations”). Each of them is entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; currently – the sum of NIS 112,000 (approximately $35,909) (based on the NIS/USD exchange ratio as published by the Bank of Israel on March 16, 2026 (the “Exchange Ratio”) as an annual fee, the sum of NIS 3,500 (approximately $1,122, based on the Exchange Ratio) as an in-person participation fee, NIS 2,100 (approximately $673, based on the Exchange Ratio) for conference call participation and NIS 1,750 (approximately $561, based on the Exchange Ratio) for written resolutions. As the above-mentioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the “Relief Regulations”). At the annual general meeting held on May 24, 2024 (“2024 AGM”), our shareholders approved an annual fee of NIS 238,000 (approximately $76,306, based on the Exchange Ratio) to our Chairman, and participation fees equal to those listed above. Additionally, at the 2024 AGM our shareholders approved that Mr. Wadsworth shall be entitled to in-person participation fees also for conference call participation, as he is our only director residing outside of Israel. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index in accordance with the Remuneration Regulations. The above-mentioned cash compensation is in line with the Company’s compensation policy, which was most recently revised and adopted by our shareholders at the 2023 annual general meeting of the shareholders, which was held on September 6, 2023 (the “2023 AGM”), according to which each of the Company’s non-executive directors is entitled to receive cash fees which include annual and participation fees (the “Compensation Policy”). For more information, please see “Remuneration of Directors” and “The Stock Option Plan” below and Note 14 to our consolidated financial statements included as Item 18 in this annual report.

Equity Compensation. During 2025, we granted to our directors and members of our senior management detailed in Section 6.A (excluding our Region Heads, as described above) and other directors and executive officers who served as such during the year 2025, in the aggregate, options to purchase 718,488 ordinary shares, with an exercise price that ranges from $2.45 to $3.00 per share. During 2025, we granted to our directors and members of our senior management detailed in Section 6A, in the aggregate 479,254 restricted share units (“RSUs”). As of December 31, 2025, there were a total of 2,314,514 outstanding options to purchase ordinary shares and 577,087 RSUs that were held by our directors and senior management.

In addition to cash fees, as remuneration for their contribution and efforts as directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive directors, our directors received annual equity grants with respect to their three-year terms of service as directors, which was last approved to them by our shareholders at the annual general meeting held on May 15, 2025 (the “2025 AGM”), as follows:

(i) each of Efrat Makov, Yael Shaham, Robert Wadsworth, Shlomo Liran, Rami Hadar and David Ripstein, directors of the Company, receive, on an annual basis, for a period of three years, an equal mix of outstanding options to purchase ordinary shares (“Options”) and RSUs in an annual value of $75,000 (the “Annual Equity Value” and collectively the “Annual Equity Awards”). The actual number of Options and RSUs shall be determined based on the average closing price per share as quoted on the Nasdaq stock market during the 30 consecutive trading days preceding the grant date (being the date of the 2024 AGM and its first and second anniversaries). Further detailed description of the Annual Equity Awards is provided in our 2024 AGM proxy statement filed on April 18, 2024 (the “2024 Proxy Statement”). At the annual general meeting held on May 15, 2025 (“2025 AGM”), our shareholders approved an additional grant of equity to the abovementioned directors, with a similar structure as the Annual Equity Awards, with an Annual Equity Value of $33,000, that were granted at the date of the 2025 AGM and will be granted upon the first anniversary of the 2025 AGM (the “2025 Equity Awards”). Further detailed description of the 2025 Equity Awards is provided in our 2025 AGM proxy statement filed on April 10, 2025 (the “2025 Proxy Statement”).

(ii) Ilan Rosen, our Chairman, also receives Annual Equity Awards and the 2025 Equity Awards, provided that their aggregate Annual Equity Value is $162,000.

b)          Individual Compensation of Office Holders

The following information describes the compensation of our five most highly compensated “officer holders” (as such term is defined in the Companies Law) with respect to the year ended December 31, 2025. The five individuals for whom disclosure is provided are referred to herein as “Covered Office Holders.” All amounts specified below are in terms of cost to the Company, translated to USD based on exchange rate as of December 31, 2025, and are based on the following components:

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

•
Performance Bonus Costs. Performance Bonus Costs represent bonuses granted to the Covered Office Holder with respect to the year ended December 31, 2025, paid in accordance with the Covered Office Holder’s performance of targets as set forth in his bonus plan, and approved by the Company’s Compensation Committee and Board of Directors.

•
Equity Costs represent the expense recorded in our financial statements for the year ended December 31, 2025, with respect to equity-based compensation granted in 2025 and in previous years. For assumptions and key variables used in the calculation of such amounts see Note 2U of our audited consolidated financial statements.

•	Doron Arazi – CEO: Salary Costs - $440,909; Performance Bonus Costs - $0; Equity Costs - $360,722.

•	Ronen Rotstein(1) – Regional President, North America and EMEA: Salary Costs - $327,015; Performance Bonus Costs - $219,139; Equity Costs - $130,983.

•	Mario Querner(2) – (former) Regional President, EMEA: Salary Costs - $548,629 (including severance pay); Performance Bonus Costs - $126,067; Equity Costs – ($48,219).

•	Ronen Ben-Hamou – Chief Revenue Officer: Salary Cost - $364,230; Performance Bonus Costs - $18,809; Equity Costs - $123,885.

•	Ulik Broida – Chief Product Officer: Salary Costs - $291,147; Performance Bonus Costs - $0; Equity Costs - $127,641.

(1)
Effective January 1, 2026, and as a result of organizational changes within the Company, Mr. Rotstein no longer reports directly to the Chief Executive Officer. Accordingly, the Company does not consider Mr. Rotstein to be an officeholder of the Company as of the date of this report.

(2)	Mr. Querner ceased to serve as Regional President, EMEA effective July 31, 2025.

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

Our Compensation Policy was originally approved by our shareholders in 2012 and was revised and adopted by our shareholders at the 2023 AGM.

Clawback Policy

On November 30, 2023, our Compensation Committee and Board of Directors approved the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 under the Exchange Act (the “Clawback Policy”), effective as of October 2, 2023. Under the Clawback Policy, in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer (as defined in the Clawback Policy) who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. In addition, the Compensation Committee and the Board of Directors may apply the Clawback Policy to persons who are not officers. The Compensation Committee and the Board of Directors administer the Company’s Clawback Policy and have sole discretion to determine how to seek recovery under the policy and may forgo recovery if both determine that recovery would be impracticable.

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

Currently, Ms. Makov, who chairs the Financial Audit Committee, and Messrs. Liran, Rosen, and Ripstein, all independent directors, meet the audit committee composition requirements for purposes of the Nasdaq Rules. Each of Ms. Makov and Messrs. Liran, Rosen, and Ripstein, satisfy the qualifications set forth for “accounting and financial expertise” as defined under the Companies Law.

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

As of the date hereof, Ms. Makov and Messrs. Liran and Ripstein serve on our Financial Audit Committee, each of whom has been determined by the Board to meet the Nasdaq Rules and SEC standards described above, and with Ms. Makov serving as chairperson of such committee and as its financial expert. See Item 16A. “AUDIT COMMITTEE FINANCIAL EXPERT” below. We have adopted an Audit Committee charter as required under the Nasdaq Rules.

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

Messrs Hadar, Rosen and Shaham serve on our Compensation Committee, each of whom meets the above-mentioned qualification requirements set forth under the Nasdaq Rules, and Mr. Hadar serves as its chairman.

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

We have appointed the firm of C.C.R Management and Audit (2024) Ltd. as our internal auditor. Our internal auditor meets the independence requirements of the Companies Law, as detailed above.

D.          Employees

As of December 31, 2025, we had 1,091 employees worldwide. Among our employees, 257 were employed in research, development and engineering, 574 in sales and marketing including services and supporting functions, 168 in general and administrative and 92 in operations. Out of our employees, 278 were based in Israel, 113 were based in the United States, 233 were based in EMEA (not including Israel), 177 were based in Latin America and 290 were based in Asia Pacific (including India).

In addition, as of December 31, 2025, we employed 650 Services Contractors, mainly supporting the projects we have won in the regions. Most of the costs of these employees were included in the cost of revenues in our financial statement.

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

E.           Share Ownership

The following table sets forth certain information regarding the ordinary shares owned, and stock options held, by our directors and senior management as of April 15, 2026. The percentage of outstanding ordinary shares is based on 90,876,955 ordinary shares outstanding as of April 8, 2026, that consists, for the purpose of the below calculation and presentation, ordinary shares and options to purchase ordinary shares which are vested or shall become vested within 60 days of April 15, 2026.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares Beneficially Owned	Number of Stock Options Held(2)	Exercise price of Options	Number of RSUs Held(2)
All directors and senior management as a group consisting of 16 people (3)	2,296,429	2.48	2,296,429	$1.68 – 3.70	675,533

(1)	Consists of 603,455 ordinary shares and 1,692,974 options to purchase ordinary shares which are vested or shall become vested within 60 days of April 15, 2026.

(2)
Each stock option is exercisable into one ordinary share and expires 6 years from the date of its grant. Of the number of stock options listed 1,692,974 options are vested or shall become vested within 60 days of April 15, 2026 for senior management as a group. 40,258 RSUs are expected to vest within 60 days of April 15, 2026.

(3)
Each of the directors and senior management beneficially owns less than 1% of the outstanding ordinary shares as of April 15, 2026 (including options held by each such person and which are vested or shall become vested within 60 days of April 15, 2026) and have therefore not been separately listed.

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

The following tables present information regarding options and RSU grants under the Equity Plans. All additional options and RSUs from former plans have expired as of December 31, 2025.

Number of securities to be issued upon exercise or vesting of outstanding Options or RSUs	Weighted-average exercise price of outstanding options
7,365,570(1)	$ 2.57

(1)	Total of 3,468,848 relates to RSUs outstanding and 3,896,722 relates to options outstanding, under all the Equity Plans.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain option and RSU grant information concerning the distribution of options and RSUs (granted under the Equity Plans) among directors and employees of the Company as of December 31, 2025:

	Options and RSUs Outstanding	Unvested Options and RSUs
Directors and senior management consisting of 16 people	2,891,601	1,405,386

All other grantees	4,473,969	3,701,879

F.            Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth stock ownership information as of April 15, 2026 (unless otherwise noted below) with respect to each person who is known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings with the SEC.

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

Name	Number of Ordinary Shares (1)	Percentage of Outstanding Ordinary Shares (2)
Joseph D. Samberg (3)	9,430,000	10.4%

(1)	Consists of ordinary shares and options to purchase ordinary shares, which are vested or shall become vested within 60 days as of April 15, 2026.

(2)	Based on 90,876,955 ordinary shares outstanding as of April 8, 2026, excluding options to purchase ordinary shares which are vested or shall become vested within 60 days of April 15, 2026.

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

As of April 8, 2026, approximately 99.29% of our ordinary shares were registered for trade and held in the United States and there were 31 record holders with addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside due to the fact that many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.0% of our outstanding ordinary shares as of said date).

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

Export Sales

In 2025, our sales to end users located outside of Israel amounted to $335.1 million, or 98.9% of our $338.7 million revenues for this year.

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

On June 15, 2023, the Court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions.

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

During the period that has elapsed since that update was filed, the parties have submitted several motions seeking extensions to finalize the settlement agreement and submit it for the Court’s approval. Pursuant to the parties’ motion filed on 12 March, 2026, which was approved by the Court, the Court extended the deadline for the parties to complete the necessary steps prior to submitting the settlement agreement for the Court’s approval until 19 April, 2026. Accordingly, the mediation process remains ongoing.

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

 Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd., with respect to the lease agreement signed between the parties on April 11, 2019 (the “Lease Agreement”), under which the Company leases its offices and labs in Rosh Haayin.

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

On February 8, 2022, Station Enterprises provided notice to the Company about the termination of the Lease Agreement, and on the exercise of the bank guarantees provided to it in connection with the Lease Agreement, in approximately $682,000. The Company rejected the alleged termination notice, which was provided with no legal grounds, and further required Station Enterprises not to exercise the bank guarantees. This demand was disregarded, and the bank guarantees were exercised in full.

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

On May 16, 2025, the parties entered into a mediation agreement pursuant to which the claim filed by Nitzba was dismissed, and the remedies unrelated to third parties in the claim filed by Ceragon were also dismissed. Accordingly, the remaining claim in the Ceragon action is the monetary remedy in the amount of NIS 1,120,778, while Ceragon retains the right to offset an amount of NIS 1,700,000 (plus VAT) from the claimed sums. On May 18, 2025, the court approved the mediation agreement and dismissed the Station Enterprises claim and the remedies in the Ceragon claim in accordance with the parties’ agreement.

The court has scheduled the next hearing on the matter for April 30, 2026.

Third‑Party Notice Filed Against the Company in Connection with ADSL Quality Ltd. v. Israel Police Proceedings

On October 15, 2024, ADSL Quality Ltd. and its owners filed a claim against the Israel Police in the Tel Aviv Magistrate Court. The claim concerns a police raid conducted on ADSL’s warehouse on January 7, 2018, during which approximately 50 electronic devices were seized. The plaintiffs allege that four of these devices were lost while in the possession of the police and that additional damages were caused during the raid. The total claim amount is $266,583.07.

On March 12, 2025, the Israel Police filed a statement of defense together with a third‑party notice against the Company. In its third‑party notice, the police argue that the raid was initiated following a complaint submitted by the Company; that the seized devices were transferred to the Company; and that if the four devices at issue were indeed lost, such loss likely occurred while the devices were in the Company’s possession. Accordingly, the police assert that, should they be required to compensate the plaintiffs, they are entitled to indemnification from the Company.

On July 6, 2025, the Company submitted its statement of defense to the third‑party notice. In its response, the Company argued that the third‑party notice should be dismissed in limine, as it was filed late and in an apparent attempt by the police to conceal that delay. Alternatively, the Company argued that the notice should be dismissed on its merits, as the police are not entitled to indemnification from the Company: the claim concerns actions and/or omissions of the police that are unrelated to the Company; three of the four devices were never transferred to the Company; and the fourth device appears to have been returned to the plaintiffs under a settlement agreement in earlier legal proceedings.

A pre‑trial hearing took place on July 20, 2025, during which the court instructed the parties to complete document discovery and scheduled them for a mandatory dispute‑resolution meeting (“MAHUT”).

The Israel Police and Ceragon completed mutual Document Discovery Process on October 27, 2025.

On November 16, 2025, a MAHUT session was held before a mediator, after which the parties agreed to proceed to a mediation session before the same mediator. Two mediation sessions have already taken place, and the mediation process is still ongoing.

As advised by the Company's lawyers, at this preliminary stage, the Company is unable to assess the likelihood of an adverse outcome with respect to the third‑party notice.

Claim by a Former Employee in France

A former employee of the Company’s French subsidiary, whose employment was terminated as part of a redundancy procedure initiated on February 3, 2025, has filed a claim before the Nanterre Labour Court, on September 22, 2025. A conciliation hearing is scheduled for July 6, 2026.

The former employee is seeking various remedies, including compensation for alleged procedural irregularities, compensation for dismissal without real and serious cause, damages for breach of the employer’s duties to provide training and adaptation, damages for sudden dismissal and for vexatious conduct, damages for alleged harm suffered, compensation under Article 700 of the French Code of Civil Procedure, compensation for unpaid overtime and related paid leave, and statutory compensation for alleged undeclared work. The total amount claimed is approximately $499,789.83.

As advised by the Company's lawyers, at this stage, it is too early to assess the likelihood of an adverse outcome, as the Company has not yet received the supporting evidence from the claimant.

TurboCode LLC v. Ceragon Networks, Inc. (Patent Litigation)

On April 11, 2025, TurboCode LLC filed a complaint for patent infringement against Ceragon Networks, Inc. in the United States District Court for the Eastern District of Texas. The claim alleged that several of the company’s products infringed TurboCode LLC's patent. The proceeding was dismissed with prejudice on July 9, 2025, following a confidential settlement agreement entered into by the parties for an immaterial amount.

Proceedings Initiated by Teleaus Pty Ltd to Wind Up Ceragon Networks (AUS) Pty Ltd

On October 13, 2025, Teleaus Pty Ltd (Teleaus), a subcontractor of the company, commenced proceedings in the Federal Court of Australia seeking to wind up Ceragon Networks (AUS) Pty Ltd (Ceragon Australia). The application was filed on the basis that Ceragon Australia allegedly failed to comply with a Creditor’s Statutory Demand, thereby giving rise to a presumption of insolvency under Australian law.

On about 10 February 2026, Ceragon Australia and Teleaus entered into a Deed of Settlement to resolve the proceedings, under which Ceragon Australia paid an immaterial amount.

Subsequently, the proceedings were dismissed by a court order.

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

The corporate tax rate in 2025 is 23%.

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

On December 31, 2025, Israel enacted legislation implementing the OECD Pillar Two global minimum tax, effective for fiscal years beginning on or after January 1, 2026. The rules introduce a Qualified Domestic Minimum Top‑Up Tax (QDMTT) for multinational groups with consolidated revenues of at least €750 million whose effective tax rate in Israel is below 15%.

The Company is currently below the revenue threshold and therefore not in scope of the Pillar Two rules. Management will continue to monitor developments and assess any future implications for the Company’s tax position and related disclosures as additional guidance becomes available.

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

Furthermore, beginning January 1, 2013, individuals (Israeli residents and non‑residents) became subject to an additional surtax at a rate of 2% on annual taxable income exceeding a statutory threshold. Effective January 1, 2017, the surtax rate increased to 3%.

Under the amendments enacted as part of the 2025-2027 Economic Efficiency Law, the annual surtax threshold was fixed (i.e., no CPI adjustment) for the years 2025-2027. For 2025, the taxable income ceiling is NIS 721,560 (linked to the Israeli CPI and consistent with prior‑year adjustments.

In addition, beginning in 2025, a new 2% surtax applies specifically to capital income—including interest, dividends, capital gains, and real‑estate appreciation – exceeding the same annual threshold, resulting in a potential combined surtax rate of 5% on high‑income capital sources.

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

Based on our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, there can be no assurances that the IRS will not challenge this conclusion. If we were not a PFIC for 2025, U.S. Holders who acquired our ordinary shares in 2025 will not be subject to the PFIC rules described below (regardless of whether we were a PFIC in any prior year) unless we are classified as a PFIC in future years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination.

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

The U.S. federal income tax consequences to a U.S. Holder if we were to be classified as a PFIC in 2025 or any previous taxable year are complex. A U.S. Holder should consult with his or her own advisor regarding those consequences, as well as regarding whether he or she should make either of the elections described above.

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

Foreign Currency Risk

As the majority of our revenues and cost of revenues, as well as a significant portion of our operating expenses, are in U.S. dollars, we have determined that our functional currency is the U.S. dollar. However, a significant portion of our revenues, costs of revenue as well as a major portion of our operating expenses are denominated in other currencies, mainly in NIS, INR, EUR, BRL, ARS and NOK. As our financial results are reported in U.S. dollars, fluctuations in the exchange rates between the U.S. dollar and applicable non-dollar currencies may have an effect on our results of operations. In order to reduce such effect, we hedge a portion of certain cash flow transactions denominated in non-dollar currencies as well as a portion of certain monetary items in the balance sheet, such as trade receivables and trade payables, denominated in non-dollar currencies. The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. On December 31, 2025, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $4.5 million in our net monetary assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $4.5 million in our net monetary assets position.

The counter-parties to our hedging transactions are major financial institutions with high credit ratings. As of December 31, 2025, we had outstanding forward like contracts in the amount of $15.4 million for a period of up to twelve months.

We do not invest in interest rate derivative financial instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of December 31, 2025 are effective in reaching such reasonable assurance. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025, in providing reasonable assurance regarding the reliability of the Company’s financial reporting. Notwithstanding the foregoing, there can be no assurance that the Company’s financial reporting controls and procedures will detect or uncover all failures of persons within the Company to do all the required activities properly, which may impact the fair presentation of the financial statements of the Company otherwise required to be set forth in the financial reports.

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

(d)	Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Ms. Makov and Messrs. Liran, Hadar, Rosen and Ripstein qualifies as an audit committee financial expert and is an independent director under the Nasdaq Rules and regulations of the SEC.

ITEM 16B.   CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the principal executive officer, principal financial officer, and controller, in addition to all employees of the Company. A copy of the Company’s updated Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s legal department, 3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002 (Telephone no. +972-3-543-1000) (e-mail: ir@ceragon.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed by Kost, Forer, Gabbay & Kasierer, A member of EY Global, our auditors, and the percentage of each of the fees out of the total amount billed by them.

	Year Ended December 31,
	2025		2024
Services Rendered	Fees	Percentages	Fees	Percentages

Audit Fees (1)	$705,250	89%	$667,524	84%
Audit-Related Fees (2)	$7,500	1%	$7,500	1%
Tax Fees (3)	$75,406	10%	$119,203	15%
Total	$788,156	100%	$794,227	100%

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

There were no purchases of our ordinary shares made by or on behalf of the Company or any “affiliated purchaser” during the year ended December 31, 2025.

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

Under the leadership of our Chief Information Officer (CIO), Vice President of Information Technology (VP IT) and Chief Information Security Officer (CISO), our cybersecurity risk management program is guided by experienced professionals. Our CIO has over 20 years of global IT leadership experience, integrating risk-aware technologies, advancing digital transformation, and supporting regulatory compliance.  Our VP IT brings 20 years of experience in managing IT infrastructure and security operations, ensuring compliance with industry standards and best practices. Our CISO has over 25 years of experience in IT infrastructure and cybersecurity, developing and strengthening the organization’s cybersecurity posture in alignment with evolving threats.

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

Governance

Our Corporate Audit Committee is our corporate organ designated by the Board to be charged with the continual monitoring and supervision of our Company's strategic cybersecurity work plan and operational status. In such matters the Corporate Audit Committee shall convene with the attendance of an additional Board member, Mr. Rami Hadar, having extensive cybersecurity experience. The Corporate Audit Committee in this extended composition is poised to respond promptly to emerging cyber threats through ad-hoc engagement when necessary, according to the Company’s relevant policies.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-2 through F-48 hereof.

ITEM 19.      EXHIBITS

1.1	Articles of Association of Ceragon Networks Ltd. (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

2.1
Description of Company’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024).

4.1
Credit facility, dated as of March 14, 2013 (“Credit Facility”) by and among the Company and Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd. and First International Bank of Israel Ltd. (English summary of the material terms) (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012)

4.2
Amendment, effective as of October 1, 2013, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 99.3 in the Company’s Report on Form 6-K filed on November 19, 2013)

4.3
Amendment No. 2, effective as of April 29, 2014, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014)

4.4
Amendment No. 3, effective as of March 31, 2015, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014)

4.5
Amendment No. 4, effective as of March 10, 2016, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015)

4.6
Amendment No. 5, executed in December 2016, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016)

4.7
Amendment No. 6, effective as of March 30, 2017, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016)

4.8
Amendment No. 7, executed on February 12, 2018, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.9
Amendment No. 8, executed on March 26, 2018, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017)

4.10
Amendment No. 9, executed on March 29, 2020, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019)

4.11
Amendment No. 10, executed on June 25, 2020, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

4.12
Amendment No. 11, executed on May 3, 2021, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.13
Amendment No. 12, executed on June 30, 2021, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.14
Amendment No. 13, executed on January 2, 2022, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.15
Amendment No. 14, executed on June 26, 2022, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.16
Amendment No. 15, executed on June 30, 2022, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.17
Amendment No. 16, executed on June 26, 2023, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.18
Amendment No. 17, executed on December 4, 2023, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

4.19
Amendment No. 18, executed on June 27, 2024, to the Credit Facility (English summary of the material terms) (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.20
Amended and Restated Share Option and RSU Plan, as amended August 10, 2014 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014) (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.21
Ceragon Networks Ltd. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8, filed with the Commission on August 6, 2024) (File No. 333-281275) (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.22	Lease agreement New Facilities at Rosh Ha’Ain, including its amendments (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020)

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

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
Name: Doron Arazi
Title: Chief Executive Officer

Date: April 15, 2026

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. and subsidiaries (the Company) as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2026 expressed an unqualified opinion thereon.

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

Inventory Reserve Valuation
Description of the Matter
As of December 31, 2025, the Company had $61,587 thousands of inventory. As disclosed in Note 2 to the consolidated financial statements, the Company states inventories at the lower of cost or net realizable value. In connection with this policy, the Company periodically reviews inventory quantities on hand and records a reserve for obsolescence, excess quantities and slow-moving inventory based on historical and projected sales volume. The Company’s evaluation of inventory reserve includes management's analysis of inventory aging, future sales forecasts and market conditions.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2002.
Tel-Aviv, Israel
April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ceragon Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Ceragon Networks Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ceragon Networks Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 15, 2026 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
April 15, 2026

Ceragon Networks Ltd. and Subsidiaries

Consolidated Balance Sheets as of December 31

		2025	2024
	Note	$ thousands	$ thousands
Assets

Current assets:
Cash and cash equivalents		38,368	35,311
Trade receivables, net of allowance for credit losses of $14,060
and $13,796 at December 31, 2025 and 2024, respectively	11	99,673	149,619
Inventories	5	61,587	59,693
Other accounts receivable and prepaid expenses	4	25,576	16,415

Total current assets		225,204	261,038

Non-current assets:

Severance pay and pension fund		362	4,915
Property and equipment, net	6	39,952	36,764
Operating lease right-of-use assets	14	16,554	16,702
Intangible assets, net	7	23,182	16,791
Goodwill		11,007	7,749
Other non-current assets		781	1,037

Total non-current assets		91,838	83,958

Total assets		317,042	344,996

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Balance Sheets as of December 31

		2025	2024
	Note	$ thousands	$ thousands
Liabilities and shareholders’ equity

Current Liabilities:

Trade payables		70,784	91,157
Deferred revenues	17	2,371	2,573
Short-term loans	9	19,000	25,200
Operating lease liabilities	14	4,001	2,971
Other accounts payable and accrued expenses	8	24,071	29,547

Total current liabilities		120,227	151,448

Non-current liabilities:
Accrued severance pay and pensions		2,537	8,359
Operating lease liabilities	14	13,331	12,936
Other long-term payables		8,195	5,928

Total non-current liabilities		24,063	27,223

Commitments and contingent liabilities	13

Shareholders’ Equity:	15
Share capital -
Ordinary shares of NIS 0.01 par value – Authorized: 240,000,000 and 240,000,000 shares on December 31, 2025 and 2024 respectively; Issued: 94,110,803 and 91,874,448 shares on December 31, 2025 and 2024, respectively; Outstanding: 90,629,280 and 88,392,925 shares on December 31, 2025 and 2024, respectively		234	232
Additional paid-in capital		454,640	447,369
Treasury shares at cost – 3,481,523 ordinary shares on December 31, 2025 and 2024		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,816)	(10,060)
Accumulated deficit		(253,215)	(251,125)

Total shareholders' equity		172,752	166,325

Total liabilities and shareholders' equity		317,042	344,996

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Operations

		Year ended December 31,
		2025	2024	2023
		$ thousands	$ thousands	$ thousands
Revenues	18	338,728	394,190	347,179
Cost of revenues		224,176	257,339	227,310

Gross profit		114,552	136,851	119,869

Operating expenses:
Research and development, net		30,427	34,951	32,274
Sales and marketing		48,681	44,717	40,577
General and administrative		24,394	14,220	23,793
Restructuring and related charges		3,732	1,416	897
Acquisition and integration-related charges	3b	72	1,660	1,118
Other operating expenses	1c	-	1,160	-

Total operating expenses		107,306	98,124	98,659

Operating income		7,246	38,727	21,210
Financial and other expenses, net	19	6,538	11,474	8,468

Income before taxes on income		708	27,253	12,742

Taxes on income	16c	2,798	3,190	6,522

Net income (loss)		(2,090)	24,063	6,220

Net income (loss) per share:

Basic net income (loss) per share		(0.02)	0.28	0.07

Weighted average number of ordinary shares used in computing basic net income (loss) per share		89,787,286	86,191,178	84,617,774

Diluted net income (loss) per share		(0.02)	0.27	0.07

Weighted average number of ordinary shares used in computing diluted net income (loss) per share		89,787,286	88,460,001	85,482,626

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Net income (loss)	(2,090)	24,063	6,220
Other comprehensive income (loss):

Change in foreign currency translation adjustment	410	(1,459)	878

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) during the period	3,695	6	(1,418)
Losses (gains) reclassified into net income (loss)	(2,861)	(520)	3,609
Net change	834	(514)	2,191

Other comprehensive income (loss)	1,244	(1,973)	3,069

Comprehensive income (loss)	(846)	22,090	9,289

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2023	84,353,681	224		432,214	(20,091)	(11,156)	(281,408)	119,783

Exercise of options and vesting of RSUs	559,738	*	)	39	-	-	-	39
Share-based compensation	-	-		3,964	-	-	-	3,964
Shares issued as consideration in connection with the acquisition of Siklu Communication Ltd.	504,902	*	)	944	-	-	-	944
Other comprehensive income, net	-	-		-	-	3,069	-	3,069
Net income	-	-		-	-	-	6,220	6,220

Balance as of December 31, 2023	85,418,321	224		437,161	(20,091)	(8,087)	(275,188)	134,019

Exercise of options and vesting of RSUs	2,974,604	8		5,910	-	-	-	5,918
Share-based compensation	-	-		4,298	-	-	-	4,298
Other comprehensive loss, net	-	-		-	-	(1,973)	-	(1,973)
Net income	-	-		-	-	-	24,063	24,063

Balance as of December 31, 2024	88,392,925	232		447,369	(20,091)	(10,060)	(251,125)	166,325

Exercise of options and vesting of RSUs	1,367,713	*	)	690	-	-	-	690
Share-based compensation	-	-		4,091	-	-	-	4,091
Shares issued as consideration in connection with the acquisition of End 2 End Technologies	214,657	1		989	-	-	-	990
Shares issued as consideration in connection with the acquisition of Siklu Communication Ltd.	653,985	1		1,501	-	-	-	1,502
Other comprehensive income, net	-	-		-	-	1,244	-	1,244
Net loss	-	-		-	-	-	(2,090)	(2,090)

Balance as of December 31, 2025	90,629,280	234		454,640	(20,091)	(8,816)	(253,215)	172,752

*) Represent an amount lower than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Cash flows from operating activities:
Net income (loss)	(2,090)	24,063	6,220
Adjustments required to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	14,327	12,112	9,967
Loss from sale of property and equipment, net	44	207	61
Share-based compensation expense	4,091	4,298	3,964
Decrease in accrued severance pay and pensions, net	(599)	(970)	(267)
Decrease (increase) in trade receivables, net	52,567	(46,224)	(2,370)
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(8,819)	1,344	16,994
Decrease (increase) in inventories	(2,128)	7,606	6,303
Decrease in operating lease right-of-use assets	4,578	4,632	3,781
Increase (decrease) in trade payables	(22,103)	23,032	(1,847)
Increase (decrease) in other accounts payable and accrued
expenses (including other long-term liabilities)	(5,088)	3,898	1,677
Decrease in operating lease liability	(3,005)	(4,196)	(4,034)
Decrease in deferred revenues	(219)	(3,604)	(9,562)

Net cash provided by operating activities	31,556	26,198	30,887

Cash flows from investing activities:
Purchase of property and equipment	(13,609)	(14,581)	(9,955)
Software development costs capitalized	(3,818)	(1,883)	(2,944)
Payments made in connection with business acquisitions,
net of acquired cash	(6,570)	-	(7,971)

Net cash used in investing activities	(23,997)	(16,464)	(20,870)

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Cash flows from financing activities:

Proceeds from exercise of stock options	690	5,878	39
Repayments of bank credits and loans, net	(6,200)	(7,400)	(4,900)

Net cash used in financing activities	(5,510)	(1,522)	(4,861)

Effect of exchange rate changes on cash and cash equivalents	1,008	(1,138)	133

Increase in cash and cash equivalents	3,057	7,074	5,289

Cash and cash equivalents at the beginning of the year	35,311	28,237	22,948

Cash and cash equivalents at the end of the year	38,368	35,311	28,237

Supplemental disclosure of non - cash investing activities:

Fair value of ordinary shares issued and contingent holdback obligations to selling shareholders provided as consideration
for business combination	2,207	-	2,561

Supplemental disclosure of cash flow information:

Cash paid for income taxes, net	2,650	1,127	2,839

Cash paid for interest on bank loans and factoring fees	3,611	4,682	6,040

The accompanying notes are an integral part of the consolidated financial statements.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - General

A.
Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. The Company provides wireless transport solutions and services that enable cellular operators, other service providers and private networks to build new networks and evolve networks towards 4G and 5G services. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for a wide range of communication network use cases with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales, professional services and technical support to the Company's customers worldwide.

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

C.
On January 31, 2025, the Company completed a series of definitive agreements with End 2 End Technologies, LLC (“E2E”), and E2E’s stockholders (the “E2E Sellers”), referred to as the “E2E Acquisition”. In the framework of the E2E Acquisition, the Company acquired by way of merger E2E. E2E is a US systems integration and software development company that serves Private Networks, primarily in the Energy and Utilities markets. See also note 3.

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

The Company capitalizes development costs incurred during the application development stage that are related to internal use technology that supports its cloud services. Under ASC 350-40, internal-use software is included in property and equipment, net in the consolidated balance sheets, under “Computers, manufacturing and peripheral equipment”. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The costs are then amortized on a straight-line basis and are recognized as an operating expenses within the consolidated statements of operations. Costs incurred in the process of software production are charged to expenses as incurred.

H.         Leases

The Company has operating leases for corporate offices and cars. Operating leases are reported separately in the Company's consolidated balance sheets on December 31, 2025 and 2024. The Company has no finance leases as of December 31, 2025 or 2024.

The Company determines if an arrangement is a lease at inception. A contract is determined to contain a lease component if the arrangement provides the Company with a right to control the use of an identified asset. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expenses for these leases is recognized on a straight-line basis over the lease term. For operating leases, lease expenses for minimum fixed lease payments is recognized on a straight-line basis over the lease term.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

H.         Leases (cont’d)

Lease contracts may contain variable lease costs, such as common area maintenance and utilities, that vary over the term of the contract. Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted unless the liability is reassessed for other reasons. As the interest rate implicit in lease contracts is not readily determinable, lease liabilities are measured using the Company’s estimated incremental borrowing rate (“IBR”), based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments in economic environments where the leased asset is located. Variable lease costs are not included in minimum fixed lease payments and, as a result, are excluded from the measurement of the right-of-use assets and lease liabilities. The Company expenses all variable lease costs as incurred. The Company combines its lease payments and fixed payments for non-lease components and accounts for them together as a single lease component.

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

During the years 2025, 2024 and 2023, no goodwill impairment losses have been identified.

L.          Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with ASC topic 360," Property Plant and Equipment", ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the years 2025, 2024 and 2023, no impairment losses have been recognized.

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

For each contract, the Company considers the promise to transfer tangible products, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates, amounts collected on behalf of other third parties, indirect taxes or other adjustments, to determine the net consideration that the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, which is the price at which the Company would sell a promised good or service separately to a customer. Standalone selling prices for the Company’s products and services are generally determined using observable inputs when available. In the absence of such observable inputs, the Company applies the expected cost plus a margin method. Revenue from tangible products is recognized at a point in time when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), in accordance with the agreed-upon delivery terms.

Revenues from customer support and extended warranty are recognized ratably over the contract period, as the services have a consistent continuous pattern of transfer to a customer during the contract period. The costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied.

A warranty is considered an assurance type warranty if it provides the customer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model.

The Company provides product assurance warranties typically for periods of about 2 years that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience.

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

The Company recorded income (expenses) from decrease (increase) of warranty provision for the years ended December 31, 2025, 2024 and 2023 in the amounts of $248 thousand, $(631) thousand and $(293)  thousand respectively. As of December 31, 2025 and 2024, the warranty provision was $2,077 thousand and $2,325 thousand respectively.

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

As of December 31, 2025, and 2024, the Company sold trade receivables to several different financial institutions in a total net amount of $26,146 thousand and $30,346 thousand, respectively. Control and risk of those trade receivables were fully transferred in accordance with ASC 860.

During the years ended on December 31, 2025, 2024 and 2023, the Company recorded amounts of $1,300 thousand, $1,612 thousand, and $2,038 thousand, respectively, as financial expenses related to its factoring arrangements.

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

As of December 2025, and 2024, accrued severance pay amounted to $613 thousand and $6,661 thousand, respectively. Severance expenses for the years ended December 31, 2025, 2024 and 2023, amounted to approximately $3,664 thousand, $2,074 thousand, and $3,449 thousand, respectively.

The Company accounts for its obligations for pension and other post-retirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". For more information refer to note 12.

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

The Company estimates the fair value of stock options granted under ASC 718 using the binomial model with the following assumptions for 2025, 2024 and 2023:

	December 31,
	2025	2024	2023

Dividend yield	0%	0%	0%
Volatility	48% - 59%	42% - 61%	41% - 63%
Risk-free interest	3.5% - 3.8%	4.3% - 4.4%	4.1% - 5.5%
Early exercise multiple	1.70	1.70	2.10

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

The Company recognizes compensation expenses using the accelerated method for all awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management's estimates. ASC topic 718 requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

The liability with respect to the Holdback Consideration regarding the End2End Acquisition is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data.

The liability with respect to the Holdback Consideration regarding the Siklu Acquisition is classified within Level 3, as this liability is valued using valuation models. Some of the inputs to these models are unobservable in the market.

The liability with respect to the Earn-Out Consideration regarding the End2End Acquisition is classified within Level 3, as this liability is valued using valuation models. Some of the inputs to these models are unobservable in the market.

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

The components of accumulated other comprehensive income - (“AOCI”) were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2025	406	(10,466)	(10,060)
Other comprehensive income (loss) before reclassifications	3,695	410	4,105
Amounts reclassified from AOCI	(2,861)	-	(2,861)
Other comprehensive income	834	410	1,244

Balance as of December 31, 2025	1,240	(10,056)	(8,816)

The effects on net loss of amounts reclassified from AOCI for the year ended December 31, 2025 derived from realized losses on cash flow hedges, included in cost of sales and operating expenses.

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

The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 2,533,137,  2,364,143 and 5,164,222 for the years ended December 31, 2025, 2024 and 2023, respectively.

Z.          Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740), Improvements to Income Tax Disclosures, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis. The adoption of this ASU affected only the Company’s disclosures to its consolidated financial statements. See Note 16 “Taxes on Income” for further information.

AA.       Recently Issued But Not Yet Adopted Accounting Standards

1.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses. The ASU requires, among other items, additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses that are included in the consolidated statements of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

2.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient to measure credit losses on current accounts receivable and contract assets under ASC No. 606, “Revenue from Contracts with Customers.” The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption of ASU 2025-05 is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

AA.       Recently Issued But Not Yet Adopted Accounting Standards (cont’d)

3.
In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity's software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

4.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

Note 3 - Acquisitions

A.          Siklu

On December 4, 2023, the Company completed the Siklu Acquisition. See also note 1B.

As consideration for the Siklu Acquisition, the Company issued to the Seller 504,902 ordinary shares of the Company with a fair value of $944 thousand (the "Share Consideration") and paid $8,341 thousand of cash to repay Siklu's outstanding debt, including both principal and interest. In addition, the Company accounted for $1,617 thousand for additional consideration of up to 735,294 ordinary shares of the Company or cash, in certain circumstances, which will be released from holdback and issued to the Seller in 18 months following the indemnity release date as defined in the Siklu Acquisition agreement (the "Holdback Consideration"). The Holdback Consideration is classified by the Company as a liability that is marked to market each reporting period. During the years ended December 31, 2025, 2024 and 2023, the Company recorded adjustment to the fair value of its Holdback Consideration in a total amount of $(1,926) thousand, $1,703 thousand and $110 thousand, respectively that have been included in Financial and other expenses, net.  In 2025, in accordance with the Holdback Consideration terms, the Company released the remaining Holdback Consideration. through the issuance of 653,985 Company shares to the Seller and the forfeiture of 81,309 shares.

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

B.	End 2 End

On January 31, 2025 the Company completed the E2E Acquisition. See also note 1C.

As consideration for the E2E Acquisition, the Company issued to the E2E Sellers 214,657 ordinary shares of the Company with a fair value of $990 thousand (the "Share Consideration") and paid $6,741 thousand in cash (the "Cash Consideration"). In addition, the Company accounted for $475 thousand for additional consideration of up to 102,938 ordinary shares of the Company, which will be released from holdback and issued to the E2E Sellers over 24 months from the acquisition date (the "Holdback Amount"). The Company classifies the Holdback Amount as a liability that is marked to market each reporting period. As of December 31, 2025, the Company recorded an income adjustment to the fair value of its Holdback Amount of $258 thousand in Financial and other expenses, net. The E2E Sellers shall be entitled, in certain circumstances, to an Earn-Out consideration in the form of up to 461,076 ordinary shares of the Company and up to $1,587 thousand in cash.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Acquisitions (cont'd)

B.	End 2 End

As of December 31, 2025, the applicable conditions for this Earn-Out consideration were not met and, accordingly, no Earn-Out consideration is payable in respect of this arrangement.  In addition, if during the period from the closing date to December 31, 2026, the Company enters into a specific predefined sale agreement with a designated E2E customer, the Sellers shall be entitled to an additional Earn-Out consideration, payable in cash, equal to 50% of the agreement price (both together “Earn-Out”). The Company classifies the Earn-Out as a liability that is marked to market each reporting period. The fair value of the Earn-Out as of the acquisition date amounted to $1,624 thousand. The E2E Acquisition has been accounted for as a business combination, and the financial results of E2E have been included in the Company's consolidated financial statements for the period subsequent to the E2E Acquisition.

A summary of the allocation of the purchase consideration for E2E is as follows:

	Amortization Period	Amount
	years	$ thousands
Cash Consideration		6,741
Share Consideration		990
Holdback Amount		475
Earn-Out		1,624
Fair value of total consideration		9,830
Fair value of assets acquired and liabilities assumed:
Current assets (including cash and cash equivalents of $171 thousand)		3,620
Non-current assets		439
Trademark	2	370
Customer Relationships	4	1,781
Technology	3	3,290
Goodwill		3,258
Other current liabilities		(2,529)
Long-term liabilities		(399)
		9,830

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired developed technology, customer relationships and trademark intangible assets. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk.

The valuation assumptions take into consideration the Company's estimates of customer attrition, technology obsolescence and revenue growth projections. The Company is amortizing the identifiable intangible assets arising from the E2E Acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a useful life range of 2-4 years. On the day of the E2E acquisition, there was no difference between tax basis to book basis, therefore no deferred taxes were recorded. The goodwill is expected to be fully deductible for income tax purposes.

Pro forma results of operations have not been presented because the effects of the acquisition were not material to our consolidated statements of operations.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Acquisitions (cont'd)

C.	Acquisition- and Integration-Related Charges

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

The components of Acquisition- and integration-related expenses incurred in the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Acquisition-related professional and services fees	475	284	720
Integration-related expenses	221	1,376	398
Earn-Out fair value adjustment	(624)	-	-

Total acquisition- and integration-related expense	72	1,660	1,118

The components of Acquisition- and integration-related expenses incurred in the year ended December 31, 2025, related to the E2E Acquisition, and the components of Acquisition- and integration-related expenses incurred in the year ended December 31, 2024 related to the Siklu Acquisition.

The table below presents the changes in the Earn-Out, which was classified as Level 3 and measured at fair value on a recurring basis, in the year ended December 31, 2025:

$ thousands
Fair value as of acquisition date	1,624
Fair value adjustment	(624)

Fair value at the end of the period	1,000

The Company estimated the fair value of the Earn-Out by utilizing a Monte Carlo simulation and an income approach method. The significant assumptions used in the model mainly relate to the projected revenues and operating income of E2E  for 2025, as well as the estimated agreement price with a designated customer and the probability of such an agreement. Changes in Earn-Out fair value are recorded in the consolidated statements of operations under Acquisition- and integration-related charges.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Other Accounts Receivable and Prepaid Expenses

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Government authorities	8,298	5,355
Deferred charges and prepaid expenses	9,001	4,624
Deposits receivable	4,428	3,436
Advances to suppliers	1,534	1,626
Hedging derivative	1,240	508
Other	1,075	866

	25,576	16,415

Note 5 - Inventories

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands

Raw materials	28,567	28,549
Work in progress	130	697
Finished products	32,890	30,447

	61,587	59,693

During the years ended December 31, 2025, 2024 and 2023, the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $2,752 thousand, $3,939 thousand and $7,731 thousand, respectively that have been included in Cost of revenues.

As of December 31, 2025, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $18,180 thousand. The commitments are due primarily within one year.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Property and Equipment, Net

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Cost
Computers, manufacturing, peripheral
equipment	186,205	172,342
Office furniture and equipment	3,399	3,214
Leasehold improvements	3,199	2,582

	192,803	178,138
Accumulated depreciation
Computers, manufacturing, peripheral
equipment	148,211	137,658
Office furniture and equipment	2,465	2,081
Leasehold improvements	2,175	1,635

	152,851	141,374

Depreciated cost	39,952	36,764

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $10,842 thousand, $10,336 thousand, and $9,335 thousand, respectively.

Changes of property and equipment not resulted in cash outflows as of December 31, 2025, 2024 and 2023 amounted to $965 thousand, $1,819 thousand, and $1,499 thousand, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Intangible Assets, Net

Intangible Assets:

	Useful	December 31,	December 31,
	Life	2025	2024
		$ thousands	$ thousands
Original amounts:
Software development costs	5 – 10	19,566	15,263
Core technology	2 – 6	6,927	3,638
Customer relationship	4 – 5	3,123	1,209
Trademark	2	810	440

		30,426	20,550

Accumulated amortization:
Software development costs		3,097	2,441
Core technology		2,480	813
Customer relationship		1,058	268
Trademark		609	237

		7,244	3,759

Other Intangible assets, net:
Software development costs		16,469	12,822
Core technology		4,447	2,825
Customer relationship		2,065	941
Trademark		201	203

Other Intangible assets, net:		23,182	16,791

The following table represents the expected amortization in future periods, as of December 31, 2025:

$ thousands
2026	3,203
2027	5,377
2028	4,428
2029	3,552
2030	3,115
2031 and thereafter	3,507

Total expected amortization	23,182

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $3,485 thousand $1,776 thousand and $632 thousand respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Other Accounts Payable and Accrued Expenses

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Employees and payroll accruals	12,626	15,810
Holdback Short Term Liability	195	3,430
Government authorities	2,580	3,317
Accrued expenses	2,763	2,788
Provision for warranty costs	2,077	2,325
Advanced payments from customers	3,830	1,735
Other	-	142

	24,071	29,547

Note 9 - Short-term loans

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In June 2023, the Company signed an amendment to the Credit Facility pursuant to which the term of the Credit Facility was extended by an additional year to June 30, 2024. This amendment also included an increase of $9.8 million to $72 million to the Credit Facility for Loans and a decrease of $11.9 million to the bank guarantees credit lines to $45.9 million. In December 2023, in connection with the acquisition of Siklu, the Company signed an amendment to the Credit Facility in which it obtained the approval of the syndication of banks to carry out Siklu's acquisition and added an additional bank to the syndication agreement. This amendment also included an increase of $5 million to $77 million to the Credit Facility for Loans. In June 2024, the Company signed an amendment to the Credit Facility in the frame of which the Credit Facility was extended by an additional 2 years till June 30, 2026. This amendment included a decrease of $5 million to the bank guarantees credit lines to $40.9 million.

As of December 31, 2025, the Company has utilized $19,000 thousand of the $77,000 thousand available under the Credit Facility for short-term loans. During 2025, the credit lines carried interest rates between 4.94% and 6.44%.

As of December 31, 2025, the total credit facilities for bank guarantees and for loans is $117,886 thousand.

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

The credit agreement contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of December 31, 2025 and 2024, the Company met all of its covenants.

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

The fair value of derivative contracts in the consolidated balance sheets on December 31, 2025, and December 31, 2024 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2025
	$ thousands	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	1,242	(2)

Total derivatives	1,242	(2)

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2024
	$ thousands	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	508	(76)

Total derivatives	508	(76)

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Derivative Instruments (cont’d)

The notional amounts for derivatives contracts were as follows:

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	16,641	21,248

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

The effect of total income (loss) from derivative contracts designated as cash flow hedges in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 was as follows:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands

Cost of revenues	(452)	(123)	(901)
Research and development, net	(1,394)	(215)	(1,544)
Sales and marketing	(435)	(76)	(443)
General and administrative	(580)	(106)	(721)
Financial and other expenses, net	-	-	(498)

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Credit Losses (cont’d)

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Balance, at beginning of period	13,796	24,602
Provision for expected credit losses	616	621
Recoveries collected	(118)	(*) (9,613)
Amounts written off charged against the allowance and others	(234)	(1,814)

Balance, at end of period	14,060	13,796

(*) During 2024, the Company collected $9,064 thousand from South American customer, see Note 13D.3.

Note 12 - Pension Liabilities, Net

The Norwegian subsidiary Ceragon Networks AS (formerly "Nera Networks AS") has defined contribution schemes and four unfunded pension plans.

Under the defined contributions scheme Ceragon Networks AS makes a payment to the insurance company who administer the fund on behalf of the employee. Ceragon Networks AS has no liabilities relating to such schemes after the payment to the insurance company. As of December 31, 2025 all active employees are in this scheme. The contribution and the corresponding social security taxes are recognized as payroll expenses in the period to which the employee's services are rendered. The defined pension contribution schemes meet the requirements of the law on compulsory occupational pension.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Pension Liabilities, Net (cont’d)

The following tables provide a reconciliation of the changes in the plans' benefits obligation for the year ended December 31, 2025 and 2024, and the statement of funds status as of December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Change in projected benefit obligation
Projected benefit obligation at beginning of year	1,813	2,123
Interest cost	77	59
Expenses paid	(137)	(160)
Exchange rates differences	230	(187)
Actuarial (gain) loss	80	(22)

Projected benefit obligation at end of year	2,063	1,813

The assumptions used in the measurement of the Company's benefits obligations as of December 31, 2025 and 2024 are as follows:

	December 31,	December 31,
	2025	2024
Weighted-average assumptions
Discount rate	3.90%	3.90%
Rate of compensation increase	3.75%	3.75%

The amounts reported for net periodic pension costs and the respective benefit obligation amounts are dependent upon the actuarial assumptions used. The Company reviews historical trends, future expectations, current market conditions and external data to determine the assumptions. The discount rate is the covered bond.  For purposes of calculating the 2025 net periodic benefit cost and the 2025 benefit obligation, the Company has used a discount rate of 3.90%.  The rate of compensation increase is determined by the Company, based upon its long-term plans for such increases.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Pension Liabilities, Net (cont’d)

Benefit payments are expected to be paid as follows:

$ thousands

2026	136
2027	141
2028	146
2029	152
2030	158
2031 and thereafter	1,330

2,063

Regarding the policy for amortizing actuarial gains or losses for pension and post-employment plans, the Company has chosen to charge the actuarial gains or losses to statement of operations.

Interest cost and actuarial gain or losses are presented in financial and other expenses, net.

For the years ended December 31, 2025, 2024 and 2023, an actuarial loss of $80 thousand. and gain of $22 thousand, and loss of $105 thousand, respectively, was recognized in Financial and other expenses, net.

Note 13 - Commitments and Contingent Liabilities

A.          Leases

See Note 14 “Leases” for lease-related commitments as of December 31, 2025.

B.	Liabilities for Royalty Payments to the IIA

During 2025, 2024 and 2023, Ceragon received several research and development grants from the Israeli Innovation Authority ("IIA"). The grants require the Company to comply with the requirements of the Research and Development Law, however, Ceragon is not obligated to pay royalties on sales of products based on technology or know-how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, Ceragon may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded income from IIA grants for the years ended December 31, 2025, 2024 and 2023 in the amount of $1,335 thousand, $1,264 thousand, and $542 thousand, respectively.

Prior to the Siklu Acquisition, Siklu had received research and development grants from the IIA. The Company assumed Siklu's contract with the IIA, which requires the Company to pay royalties to the IIA on sales of products based on technology or know-how developed from the grants. The royalties were calculated at the rates of 3% to 4% of the aggregated proceeds from the sale of such products. As of December 31, 2025, the Company's maximum possible future royalties commitment, including $2,592 thousand of unpaid royalties accrued, was $9,887 thousand, based on grants received from the IIA and not yet repaid

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

C.          Charges and guarantees

As of December 31, 2025 and 2024, the Company provided guarantees in an aggregate amount of $14,102 thousand, and $18,555 thousand respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

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

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.          Litigations (cont’d)

1)          Class action claim (District Court of Tel Aviv - Economic Department) (cont’d)

On June 15, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter, and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions.

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

As a result, on December 31, 2023, the company sought permission to appeal the district court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the district court's decision and scheduled a hearing for January 25, 2024.During the hearing, the Supreme Court, presided over by the Honorable Judge Grosskopf, acknowledged the company's contentions. It clarified that the extensive disclosure mandated by the district court exceeded the necessary requirements in accordance with the law and suggested that the plaintiff negotiate agreements with the company. These agreements are aimed at significantly reducing the scope of disclosure, particularly concerning the period for which documents and correspondence must be provided. Following discussions both outside the courtroom and before the Honorable Judge, where the parties presented their arguments on each dispute demand, partial agreements were reached. These agreements outline the documents the company will provide to the plaintiff.

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

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.          Litigations (cont’d)

1)          Class action claim (District Court of Tel Aviv - Economic Department) (cont’d)

In April 2024, the parties have agreed to refer the dispute to a mediation procedure before the esteemed retired judge, Dr. Avi Zamir. To date, two mediation meetings have been held.

On January 30, 2025, the parties filed an update with the court, indicating that, as part of the mediation process, they have reached preliminary understandings. As a result, the court was requested to grant the parties an additional 60-day period to allow them to finalize a settlement agreement, which will then be submitted to the court’s approval.

During the period that has elapsed since that update was filed, the parties have submitted several motions seeking extensions to finalize the settlement agreement and submit it for the Court’s approval. Pursuant to the parties’ motion filed on 12 March, 2026, which was approved by the Court, the Court extended the deadline for the parties to complete the necessary steps prior to submitting the settlement agreement for the Court’s approval until 19 April, 2026. Accordingly, the mediation process remains ongoing.

Although the parties have not yet reached a conclusive and binding settlement agreement, nor has the settlement agreement been submitted for court approval (or approved by the court), the company estimates, based on its external legal counsel and all facts and circumstances, that the probable loss under the settlement agreement will be approximately $1,162 thousand. Accordingly, a provision for this amount was recorded on the balance sheet as of December 31, 2025.

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

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.          Litigations (cont’d)

2)          Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement (cont’d)

On May 16, 2025, the parties signed a mediation agreement, pursuant to which the claim filed by Station Enterprises would be dismissed, and the remedies unrelated to the third parties in the claim filed by Ceragon would also be dismissed. Accordingly, the remaining claim in the Ceragon lawsuit is the monetary remedy in the amount of approximately $332 thousand (NIS 1,122 thousand) (the “Remaining Claim”). The mediation agreement further stipulates that Station Enterprises waived its right to receive all amounts offset by Ceragon, so that out of the total offset amount Ceragon is entitled to offset an amount of approximately $645 thousand (NIS 2,177 thousand), including VAT, from the claimed sums and repay the rest of the amount to Station Enterprises.

On May 18, 2025, the court approved the mediation agreement and dismissed the Station Enterprises claim and the remedies in the Ceragon claim in accordance with the parties’ agreement.

The court has scheduled the next hearing on the matter for April 30, 2026.

3)	Third‑Party Notice Filed Against the Company in Connection with ADSL Quality Ltd. v. Israel Police Proceedings

On October 15, 2024, ADSL Quality Ltd. and its owners filed a claim against the Israel Police in the Tel Aviv Magistrate Court. The claim concerns a police raid conducted on ADSL’s warehouse on January 7, 2018, during which approximately 50 electronic devices were seized. The plaintiffs allege that four of these devices were lost while in the possession of the police and that additional damages were caused during the raid. The total claim amount is $267 thousand.

On March 12, 2025, the Israel Police filed a statement of defense together with a third‑party notice against the Company. In its third‑party notice, the police argue that the raid was initiated following a complaint submitted by the Company; that the seized devices were transferred to the Company; and that if the four devices at issue were indeed lost, such loss likely occurred while the devices were in the Company’s possession. Accordingly, the police assert that, should they be required to compensate the plaintiffs, they are entitled to indemnification from the Company.

On July 6, 2025, the Company submitted its statement of defense to the third‑party notice. In its response, the Company argued that the third‑party notice should be dismissed in limine, as it was filed late and in an apparent attempt by the police to conceal that delay. Alternatively, the Company argued that the notice should be dismissed on its merits, as the police are not entitled to indemnification from the Company: the claim concerns actions and/or omissions of the police that are unrelated to the Company; three of the four devices were never transferred to the Company; and the fourth device appears to have been returned to the plaintiffs under a settlement agreement in earlier legal proceedings.

A pre‑trial hearing took place on July 20, 2025, during which the court instructed the parties to complete document discovery and scheduled them for a mandatory dispute‑resolution meeting (“MAHUT”).

The Israel Police and Ceragon completed mutual Document Discovery Process on October 27, 2025.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.          Litigations (cont’d)

3)	Third‑Party Notice Filed Against the Company in Connection with ADSL Quality Ltd. v. Israel Police Proceedings (cont’d)

On November 16, 2025, a MAHUT session was held before a mediator, after which the parties agreed to proceed to a mediation session before the same mediator. Two mediation sessions have already taken place, and the mediation process is still ongoing.

As advised by the Company's lawyers, at this preliminary stage, the Company is unable to assess the likelihood of an adverse outcome with respect to the third‑party notice.

4)	Claim by a Former Employee in France

A former employee of the Company’s French subsidiary, whose employment was terminated as part of a redundancy procedure initiated on February 3, 2025, has filed a claim before the Nanterre Labour Court, on September 22, 2025. A conciliation hearing is scheduled for July 6, 2026.

The former employee is seeking various remedies, including compensation for alleged procedural irregularities, compensation for dismissal without real and serious cause, damages for breach of the employer’s duties to provide training and adaptation, damages for sudden dismissal and for vexatious conduct, damages for alleged harm suffered, compensation under Article 700 of the French Code of Civil Procedure, compensation for unpaid overtime and related paid leave, and statutory compensation for alleged undeclared work. The total amount claimed is approximately $500 thousand.

As advised by the Company's lawyers, at this stage, it is too early to assess the likelihood of an adverse outcome, as the Company has not yet received the supporting evidence from the claimant.

5)	TurboCode LLC v. Ceragon Networks, Inc. (Patent Litigation)

On April 11, 2025, TurboCode LLC filed a complaint for patent infringement against Ceragon Networks, Inc. in the United States District Court for the Eastern District of Texas. The claim alleged that several of the company’s products infringed TurboCode LLC's patent. The proceeding was dismissed with prejudice on July 9, 2025, following a confidential settlement agreement entered into by the parties for an immaterial amount.

6)	Proceedings Initiated by Teleaus Pty Ltd to Wind Up Ceragon Networks (AUS) Pty Ltd

On October 13, 2025, Teleaus Pty Ltd (Teleaus), a subcontractor of the company, commenced proceedings in the Federal Court of Australia seeking to wind up Ceragon Networks (AUS) Pty Ltd (Ceragon Australia). The application was filed on the basis that Ceragon Australia allegedly failed to comply with a Creditor’s Statutory Demand, thereby giving rise to a presumption of insolvency under Australian law.

On about 10 February 2026, Ceragon Australia and Teleaus entered into a Deed of Settlement to resolve the proceedings, under which Ceragon Australia paid an immaterial amount. Subsequently, the proceedings were dismissed by a court order.

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

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Components of lease expenses
Operating lease cost	4,480	4,298	4,014
Short-term lease cost	44	60	62
Variable lease cost	376	255	185

Total lease expenses	4,900	4,613	4,261

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Leases (cont’d)

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	4,360	3,950	3,913

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	4,430	2,471	3,503

Supplemental balance sheet information related to leases was as follows:

	Year ended December 31,
	2025	2024
Weighted-average remaining operating lease term	3.61	6.09
Weighted-average discount rate of operating leases*	4.91%	4.93%

* The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of December 31, 2025, were as follows:

$ thousands
2026	4,522
2027	4,138
2028	3,677
2029	2,990
2030	2,942
2031 and thereafter	1,305
Total undiscounted lease payments	19,574
Less: imputed interest	2,242
Present value of lease liability	17,332

Current lease liabilities	4,001
Non-current lease liabilities	13,331
Present value of lease liability	17,332

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

2.	The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2025:

	Year ended December 31, 2025
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
				$ thousands
Outstanding at beginning of year	3,723,286	2.52	4.06	8,005
Granted	1,020,863	2.62
Exercised	(283,260)	2.44
Forfeited or expired (*)	(564,167)	2.40

Outstanding at end of the year	3,896,722	2.57	3.83	117

Options exercisable at end of the year	2,258,412	2.61	3.38	77

Vested and expected to vest	3,576,791	2.57	3.75	113

(*) During 2025, 123,307 of the Company’s stock options expired.

The weighted average fair value of options granted during 2025, 2024 and 2023 was $1.04, $1.18 and $1.02, respectively. The intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $265 thousand, $2,454 thousand, and $6 thousand, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Shareholders' Equity (cont’d)

B.          Stock options plans (cont’d)

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2025:

	Year ended December 31, 2025
	Number of RSUs	Weighted average fair value

Unvested at beginning of year	2,723,042	2.43
Granted	2,295,350	2.32
Vested	(1,084,453)	2.49
Forfeited	(465,091)	2.41

Unvested at end of the year	3,468,848	2.34

As of December 31, 2025, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $4,458 thousand, which is expected to be recognized over a weighted average period of approximately one year.

The total equity-based compensation expenses related to all of the Company's equity-based awards, recognized for the years ended December 31, 2025, 2024 and 2023, was comprised as follows:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Cost of revenues	471	495	482
Research and development, net	679	701	828
Sales and marketing	1,361	1,355	1,416
General and administrative	1,580	1,747	1,238

Total share-based compensation expenses	4,091	4,298	3,964

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

As of December 31, 2025, the 14 years have passed for the three Approved Enterprise programs.

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

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

A.	Israeli taxation (cont’d)

3.	Global Minimum Tax (Pillar Two)

On December 31, 2025, Israel enacted the Minimum Corporate Tax on Multinational Groups Law (Pillar 2), which implements the OECD’s global minimum tax framework and becomes effective for fiscal years beginning on or after January 1, 2026. The legislation adopts the Qualified Domestic Minimum Top‑Up Tax (QDMTT) mechanism, under which Israeli constituent entities that are part of a multinational enterprise (MNE) group with consolidated global revenues of at least €750 million may be subject to a top‑up tax if their effective tax rate in Israel is below the required 15% minimum rate.

The Israeli rules are aligned with the OECD’s Pillar Two model and ensure that Israel retains primary taxing rights over low‑taxed profits generated locally, thereby reducing exposure to foreign top‑up tax under the Income Inclusion Rule or Undertaxed Profits Rule. The QDMTT applies only to in‑scope MNE groups and requires detailed annual reporting and compliance, including self‑assessment, potential monetary sanctions for late filings, and public disclosure in certain circumstances.

Management is currently evaluating the potential impact of the global minimum tax on the Group. As the rules become effective beginning in 2026 and further local administrative guidance is expected, the Group will continue to assess the implications for its effective tax rate, deferred tax balances, and related disclosures.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

A.          Israeli taxation (cont’d)

4.          Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

5.          Tax rates:

Taxable income of Israeli companies was subject to tax at the rate of 23% in the years 2025, 2024 and 2023.

The effective tax rate payable by a company that is taxed under the Investment Law may be considerably lower (see also note 16.A2 above). Israeli corporations are generally taxed at the corporate income tax rate on their capital gains.

The Company's tax assessments through the 2019 tax year are considered final.

B.          Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

C.          Tax Assessments:

In 2023, 2024, and 2025 the Company and two of its subsidiaries received tax assessments from local tax authorities in two territories in which they operate. The Company’s management believes it has adequately provided for the reasonably foreseeable outcome related to these assessments and is currently challenging them. However, if these tax assessments are accepted, the Company may be subject to additional tax liabilities, which could have a material adverse effect on its results of operations.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

D.	The income tax expenses for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Current	2,798	2,777	3,746
Deferred	-	413	2,776

	2,798	3,190	6,522

Domestic (Israel)	882	1,270	1,048
Foreign	1,916	1,920	5,474

	2,798	3,190	6,522

E.        Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Net operating loss carry forward	78,927	74,253
Temporary differences:
Allowance for credit loss	15,807	14,712
Research and development	8,151	7,335
Lease liabilities	3,645	3,614
Unrealized foreign exchange gains/losses	5,772	6,869
Vacation	1,070	1,103
Severance	809	1,170
Other	1,628	1,558
Deferred tax assets before valuation allowance	115,809	110,614

Valuation allowance	(109,104)	(104,707)

Deferred tax assets	6,705	5,907
Deferred tax liabilities:
Right-of-use lease assets	(3,717)	(3,799)
Intangible assets	(1,467)	(913)
Other including property and equipment, net	(1,521)	(1,195)
Total deferred tax liabilities	(6,705)	(5,907)
Deferred tax asset, net	-	-

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

E.          Deferred income taxes (cont’d)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized in each tax jurisdiction. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded valuation allowance amounted to $109,104 thousand and $104,707 thousand as of December 31, 2025 and 2024 respectively.

F.          Net operating loss carry forward and capital loss

As of December 31, 2025, the Company and Siklu have accumulated net operating losses and capital loss for Israeli income tax purposes in the amount of approximately $261,990 thousand and $8,521 thousand, respectively. The net operating losses and capital loss may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2025, the Company's Norwegian subsidiary had a net operating loss carry forward of approximately $12,061 thousand that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2025, the Company's Brazilian subsidiary had a net operating loss carryforward of approximately $28,826 thousand that can be carried forward. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period. The offset is limited to a maximum of 30% of the annual taxable income.

G.          Income (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Domestic	3,939	23,752	10,880
Foreign	(3,231)	3,501	1,862

	708	27,253	12,742

H.          Cash paid for income taxes, net of refunds, were as follows:

Year ended December 31, 2025
$ thousands
Domestic (Israel)	123
Foreign:
USA	212
India	1,818
Brazil	186
Other countries	311

Total cash paid for income taxes, net of refunds	2,650

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

I.          Reconciliation of the theoretical tax expenses to the actual tax expenses

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expenses as reported in the statements of operations is as follows:

	Year ended December 31,
	2024	2023
	$ thousands	$ thousands
Income (loss) before taxes as reported in the consolidated statements of operations	27,253	12,742

Statutory tax rate	23%	23%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	6,268	2,931
Non-deductible expenses and other permanent differences	1,328	2,411
Non-deductible expenses related to employee stock options	989	946
Deferred tax assets on losses and other temporary differences for which valuation allowance was provided, net	(4,459)	(479)
Other	(936)	713

Effective tax expenses	3,190	6,522

A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year ended December 31, 2025
	$ thousands	%
	Tax	Rate
Israeli Statutory Income Tax Rate	163	23%
Foreign tax effects
United States
State and local taxes	154	22%
Changes in valuation allowance	(357)	(50)%
Withholding taxes	188	27%

Other	77	11%
Norway
Changes in valuation allowance	269	38%

Other	6	1%
Brazil
Nontaxable or nondeductible items	1,598	226%
Changes in valuation allowance	(1,327)	(187)%

Other	(171)	(24)%
Colombia
Changes in valuation allowance	176	25%

Other	(106)	(15)%
Mexico
Nontaxable or nondeductible items	(367)	(52)%
Changes in valuation allowance	144	20%
Other	67	10%
India

Foreign currency translation differences	991	140%
Other	77	11%
Paraguay
Nontaxable or nondeductible items	(219)	(31)%
Changes in valuation allowance	(160)	(23)%
Other	173	24%
Nigeria
Changes in valuation allowance	168	24%
Other	(93)	(13)%
Argentina
Changes in valuation allowance	253	36%
Other	76	11%
Peru
Changes in valuation allowance	133	19%
Other	39	6%
South Africa	144	20%
Other foreign jurisdictions	263	37%
Changes in Valuation Allowance	(2,101)	(297)%
Nontaxable or nondeductible items
Stock based compensation	868	122%
Intercompany deemed interest	399	56%
Prepaid taxes on excess employee benefits	118	17%
Other	(102)	(14)%
Changes in unrecognized tax benefits	1,001	141%
Withholding Taxes	223	31%
Other	33	4%

Effective tax expenses	2,798	395%

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

J.	A reconciliation of the beginning and ending balances of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands

Beginning balance	3,351	2,721	2,021
Increases related to tax positions taken during prior years	211	249	430
Increase related to tax positions taken during the current year	548	607	641
Decreases related to statute of limitations	(80)	(227)	(371)
Uncertain tax positions, end of year	4,030	3,351	2,721

The Company has accrued interest and penalty related to uncertain tax positions	615	293	466
Uncertain tax positions, end of year Including Interest	4,645	3,644	3,187

As of December 31, 2025, the total amount of gross unrecognized tax benefits (excluding interest and penalties) was 4,030 thousand of which if recognized, would favorably affect the Company’s effective tax rate.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Revenues

Unbilled trade receivable occurs when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within trade receivable, net on the Consolidated Balance Sheets, was $10,429 thousand and $10,950 thousand, as of December 31, 2025, and 2024, respectively.

The Company recognizes contract liabilities, or deferred revenues when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the significant changes in the deferred revenue balance during the years ended December 31, 2025 and 2024:

	Year ended	Year ended
	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Balance, beginning of the period	2,573	6,177
New performance obligations	605	3,117
Reclassification to other balance sheet item	-	(740)
Reclassification to revenue as a result of satisfying performance obligations	(807)	(5,981)

Balance, end of the period	2,371	2,573

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

Note 18 - Segments, Customers and Geographic Information

A.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 280"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business).  Reportable segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). The Company’s CODM is its chief executive officer. The Company’s CODM manages the business and evaluates operating performance based on consolidated net income (loss). The Company’s CODM does not regularly review asset information and, therefore, the Company does not report asset information. The CODM uses consolidated net income to monitor actual operating results to forecasts and prior periods.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Segments, Customers and Geographic Information (cont’d)

The following table summarizes the Company’s segment revenue, significant segment expenses, and segment net income (loss):

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands

Revenues:	338,728	394,190	347,179
Cost of revenues	224,176	257,339	227,310
Gross profit	114,552	136,851	119,869
Less:
Employee related (1)	61,947	65,111	59,729
Other segment items (2)	45,359	33,013	38,930
Financial and other expenses, net	6,538	11,474	8,468
Taxes on income	2,798	3,190	6,522

Net income (loss)	(2,090)	24,063	6,220

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

B.
The total revenues are attributed to geographic areas based on the location of the end customer. The following tables present total revenues for the years ended December 31, 2025, 2024 and 2023 and long-lived assets as of December 31, 2025, and 2024:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Revenues:

North America (*)	112,800	89,945	95,573
EMEA (**)	49,256	64,958	62,023
Asia-Pacific	29,600	34,530	35,033
India	116,712	167,550	107,354
Latin America	30,360	37,207	47,196

	338,728	394,190	347,179

(*)	As of December 31, 2025, 2024 and 2023, 95%, 97% and 94% represent revenues in the United States.

(**)
Including Europe, Middle East and Africa. Revenues from sales in Israel for the years ended December 31, 2025, 2024 and 2023, amounted to $3,606 thousand, $5,182 thousand, and $4,151 thousand, respectively.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Segments, Customers and Geographic Information (cont’d)

	December 31,	December 31,
	2025	2024
	$ thousands	$ thousands
Long-lived assets, net:

Israel	44,012	43,679
Others	12,493	9,787
Total long-lived assets, net (*)	56,505	53,466

(*)	Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets.

C.          Major customer data as a percentage of total revenues:

In 2025, the Company had revenues from a customer that represents a group of affiliated companies, equaling 20.7%, a single customer that accounted for 19.6%, and a single customer that accounted for 7.6% of total revenues. In 2024, the Company had revenues from a customer that represents a group of affiliated companies, equaling 22.6%, a single customer that accounted for 14.6%, and a single customer that accounted for 12.0% of total revenues.  In 2023, the Company had revenues from a customer that represents a group of affiliated companies, equaling 28.9%, a single customer that accounted for 18.1%, and a customer that represents a group of affiliated companies equaling 8.5% of total revenues.

Note 19 - Selected Statements of Operations Data

A.          Restructuring and related charges

During 2025 and 2024, the Company approved cost reduction and re-organization plans that included, among other things, downsizing the Company’s number of employees (the “Restructuring Plans”).

The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the restructuring plans as of December 31, 2025, and 2024 amounted to $178 thousand, and $0 thousand, respectively.

The Company does not expect to incur additional costs related to the 2025 and 2024 Restructuring plans.

Ceragon Networks Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Selected Statements of Operations Data (Cont’d)

B.          Financial and other expenses, net

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Financial income:
Interest on deposits	246	143	93
Foreign currency translation differences and derivatives	3,254	566	3,296
Non-cash revaluation income associated with business combination	1,995	-	-

Total financial income	5,495	709	3,389
Financial expenses:
Bank charges, interest on loans and factoring fees	(5,034)	(5,974)	(7,538)
Foreign currency translation differences and derivatives	(6,816)	(4,082)	(4,049)
Non-cash revaluation expenses associated with business combination	-	(1,703)	(110)
Others	(183)	(424)	(160)

Total financial expenses	(12,033)	(12,183)	(11,857)

Financial and other expenses, net	(6,538)	(11,474)	(8,468)

C.          Net Income (loss) per share

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Numerator:
Numerator for basic and diluted net income (loss) per share – income (loss) available to shareholders of Ordinary shares	(2,090)	24,063	6,220

Denominator:
Denominator for basic net income (loss) per share – adjusted weighted average number of Ordinary shares	89,787,286	86,191,178	84,617,774
Add – employee stock options and RSU	-	2,268,824	864,852

Denominator for diluted net income (loss) per share – adjusted weighted average number of Ordinary shares	89,787,286	88,460,001	85,482,626

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

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems infrastructure, administrative services, and medical insurance, as well as in connection with logistics services; the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $0 thousand, $0 thousand and $941 thousand in 2025, 2024 and 2023, respectively.

The Company has an OEM arrangement with RADWIN, a member of RAD-BYNET group, according to which the Company purchases RADWIN products that are then resold to the Company's customers. In addition, the Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $0 thousand, $0 thousand, and $104 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company purchases certain property and equipment from members of the RAD- BYNET group, the aggregate purchase price of these assets was approximately $0 thousand, $0 thousand, and $37 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

Transactions with related parties:

	Year ended December 31,
	2025	2024	2023
	$ thousands	$ thousands	$ thousands
Revenues	-	-	77
Cost of revenues	-	-	295
Research and development expenses	-	-	3
Sales and marketing expenses	-	-	252
General and administrative expenses	-	-	495
Purchase of property and equipment	-	-	37